Form 20-F
period 1999-12-31
KOOR INDUSTRIES LTD
filed 2000-06-30
CIK 791531

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 20-F

              [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b)
                  OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
                [x] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 1999
                                       OR
              [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
            For the transition period from ___________ to __________

                          Commission file number 1-9178

                              KOOR INDUSTRIES LTD.
            (Exact name of Registrant as specified in its charter and
                 translation of Registrant's name into English)

                                     Israel
                                     ------
                 (Jurisdiction of incorporation or organization)

                     21 Ha`arbaa St., Tel-Aviv 64739, Israel
                     ---------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
     Title of each class              Name of each exchange on which registered
     -------------------              -----------------------------------------
     Ordinary Shares (1)              New York Stock Exchange (2)
     American Depositary Shares (3)   New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                                      None
                                (Title of Class)

              Securities for which there is a reporting obligation
                     pursuant to Section 15(d) of the Act:

                                      None

                                (Title of Class)

(1) Not for trading, but only in connection with the listing of the American Depositary Shares.
(2)  The Ordinary Shares are also listed on the Tel-Aviv Stock Exchange.
(3) Evidenced by American Depositary Receipts, each American Depositary Share representing 0.20 Ordinary Shares, par value NIS 0.001 each.

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 1999: 15,901,407 Ordinary shares NIS 0.001 par value (the "Ordinary Shares"), 1,541,947 of which are represented by American Depositary Shares ("ADSs").

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                    Yes  X              No
                        ----               ----

Indicate by check which financial statement item the registrant has elected to follow:

                Item 17  X         Item 18
                        ----               ----

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

All references in this document to "Koor" are to Koor Industries Ltd., a company organized under the laws of the State of Israel, and all references to "the Company" or "the Koor Group" are to Koor and its consolidated subsidiaries and affiliates. Certain amounts reported in adjusted New Israeli Shekels ("NIS") on Koor's consolidated financial statements for the year ended December 31, 1999 (the "Financial Statements") have been translated into United States dollars (the "dollar" or "$") for the convenience of the reader at the exchange rate of the dollar prevailing at December 31, 1999 (NIS 4.153 = $1.00), as published by the Bank of Israel. In this document, all references to Koor's percentage of equity ownership in its subsidiaries are prior to having taken into account the possible dilution that may be caused by the exercise of options granted to executive officers of certain subsidiaries. See "Item 12. Options to Purchase Securities From Registrant or Subsidiaries".

General

Koor is a diversified investment holding company. Koor is engaged, through its direct and indirect wholly and partially owned subsidiaries and affiliates, in the following core businesses: telecommunication equipment, defense electronics and agrochemicals as well as in other businesses. The Company is also engaged in seeking out new investment opportunities in high technology and life science businesses. In 1999, international sales represented approximately 58% of Koor's consolidated revenues. A majority of the Company's revenues are derived from businesses in which it is the leading producer or provider of such goods and services in Israel. In 1999, Koor reported NIS 10.7 billion ($2.6 billion) of consolidated revenues, NIS 838 million ($202 million) of consolidated operating earnings, and NIS 549 million ($132 million) of consolidated net earnings.

Koor's ADSs are listed on the New York Stock Exchange. The address of the registered office of Koor is 21 Ha`arba`ah Street, Tel Aviv 64739, Israel, and its telephone number is 972-3-6238333. Koor's office in the United States is located at 10 East 53rd street, New York, New York 10022 and its telephone number is 212-751-2600. Koor was founded in 1944. Koor's Ordinary Shares are listed on the Tel-Aviv Stock Exchange (the "TASE") and on the New York Stock Exchange ("NYSE"). The address of Koor's internet website is: WWW.KOOR.COM.

Strategy

In October 1997, as a result of certain transactions, the Claridge Group (comprised of Claridge Israel Ltd. ("Claridge") and additional entities) became the largest shareholder of Koor, holding of record, as of June 1, 2000, 34.7% of the outstanding Ordinary Shares. Beginning in July 1998, Koor initiated an extensive corporate restructuring program, designed to transform the Company into a diversified investment holding company with controlling stakes in leading high-growth, export-oriented Israeli companies. Based on these criteria, Koor has made the strategic decision to focus on three businesses: telecommunication equipment, defense electronics and agrochemicals. Koor's holdings in these businesses have the potential to grow internally, as well as through mergers and acquisitions.

Management has implemented key elements of the strategic program to date, including a substantial capital reallocation process, in which proceeds from the sale of low growth domestic businesses have been re-invested to increase Koor's stakes in its core businesses. In this regard, in 1999 and in the beginning of 2000, Koor continued to divest itself of non-core holdings, including its interests in Koor Finance, Contahal, Merhav, the Switching Division of Tadiran Telecommunications, Tekem (ATL), Tadiran Information Systems, Koor Metals, Phoenicia, Yonah, Tadiran Com, Tadiran Telematics, Mashav (Nesher), Merkavim, Middle East Tube and The Q Group.

In addition, as part of its strategic plan, Koor is seeking out new investment opportunities in high growth potential business in the fields of telecommunications technologies and services located in Israel and around the world. Koor also invests in Internet ideas and technology through investments in leading funds and recently established a joint venture to invest in biotechnology and life science companies in Israel.

The Telecommunication Equipment Business

The activities in this business are conducted through (i) ECI Telecom Ltd. (NASDAQ: ECIL), (ii) Telrad Networks Ltd. (formerly Telrad Telecommunication & Electronic Industries Ltd.) and (iii) Tadiran Microwave Networks Ltd. Until 1999, this business also included the activities of Tadiran Telecommunications Ltd ("TTL") that was merged into ECI Telecom Ltd., effective as of January 1, 1999.

Koor's Telecommunication Equipment business generated NIS 2,200 million and NIS 3,420 million of revenues in 1999 and 1998, respectively, representing 20.6% and 26.7%, respectively, of Koor's consolidated revenues for such years. International sales accounted for 70.0% and 64.4% of the revenues of the Telecommunication Equipment business for 1999 and 1998, respectively.

A substantial portion of the sales made by the Telecommunication Equipment business, other than those of ECI Telecom Ltd. which was not consolidated in 1999 and 1998, are made to two principal customers: Northern Telecom Ltd. ("Nortel") and Bezeq, The Israel Telecommunications Corporation Limited ("Bezeq"). In 1999, the sales to those customers represented 38.0% and 12.3%, respectively, of the Telecommunication Equipment business' revenues. In May 2000, Koor, Telrad and Nortel signed an agreement to establish a new Company under the name Nortel Israel. This new venture, in which Nortel will be the majority shareholder and Koor would own 28%, will acquire and operate Telrad's public switching and TX1 Systems businesses, which currently comprise the majority of Telrad's sales to Nortel and Bezeq.

The principal companies in the Telecommunication Equipment business are:

                                                        Percentage
                                                         of Equity
                                                         Ownership         Principal Products and Services

ECI Telecom Ltd. ("ECI").........................         32.9%(1)(2)      Telecommunication equipment and systems
Telrad  Networks Ltd. ("Telrad") formerly -
 Telrad Telecommunications & Electronic
 Industries Ltd. ................................         80.0(3)          Telecommunication equipment and systems
Tadiran Microwave Networks Ltd. ("TMN")..........        100.0             Microwave networks communication

---------------

(1) Not consolidated in Koor's Financial Statements and not included in backlog data.

(2)  The ordinary shares of ECI are quoted on the Nasdaq National Market.

(3) Koor's interest in Telrad will increase to 100% in connection with the closing of an agreement with Nortel to establish Nortel Networks Israel (discussed below). See "-Telecommunication Equipment -Telrad."

ECI

ECI is a provider of integrated network solutions for digital communications and data transmission systems enabling network operators to deliver cost-effective services. ECI designs, develops, manufactures, markets and supports end-to-end digital telecommunications solutions for today's new services and converging networks. ECI's products create bandwidth, maximize revenues for network operators, expand capacity, improve performance and enable new revenue-producing services. These products enhance the capabilities of existing networks to support voice, data, video and multimedia services. ECI's equipment supports traffic in more than 500 service networks in over 145 countries.

ECI offers the following main types of products and solutions (including products and solutions acquired in the TTL merger that is discussed below):

Infrastructure solutions/products: These include products designed to increase transmission capacity of satellite communications, fiber optic cable, microwave and other communications. These products allow connectivity and various management functions through digital communication, mainly through fiber optic communication installations. These also include DCME compression solutions, Network Systems transmission solutions, Digital Cross Connect bandwidth management solutions and systems designed to provide revenue protection and fraud management.

Access solutions/products: These include products which offer value-enhancing residential and business service applications. Among the products are single pair carrier/pair gain solutions, ISDN network terminations, telephony and data solutions over cable TV (HFC or hybrid fiber/coax) facilities and a wide variety of broadband access solutions to support Internet, teleworking, video services, XDSL and ADSL (Asynchronous Digital Subscriber Loop) applications. These also include: Voice over Internet Protocol (VoIP) gateway solutions providing next generation telephony; Business Systems providing communications systems and turnkey projects for public and private organizations; and the Wireless Local Loop product line providing fixed wireless access solutions.

At the beginning of 2000, following the appointment of new senior management, ECI announced a new strategic plan designed to focus its operations on key product growth areas, including broad band access, transport systems and media gateways.

ECI's revenues, gross profit, income from continuing operations and net income in 1999 amounted to $1,115 million, $595 million, $166 million and $103 million, respectively. ECI is included in Koor's Financial Statements on an equity basis. See Note 3A of Notes to Financial Statements.

Since the beginning of 1999, Koor has increased its stake in ECI to 32.9% (as of June 20, 2000) through the following transactions: the exercise of a call option to purchase an additional 5% interest in ECI from Clal Electronics on February 8, 1999 for a total consideration of NIS 593 Million ($142 Million); the merger between ECI and TTL pursuant to which Tadiran received a 12.5% interest in ECI; additional open market purchases by Koor; and the effects of an open market stock buyback program by ECI.

In 1998, Koor and Clal Electronics signed a voting agreement, pursuant to which both companies agreed to vote their shares at the ECI General Meeting of shareholders to permit Koor to nominate a majority of the directors of ECI, and to permit Clal Electronics to nominate 20% of the directors.

In March 1999, TTL, formerly an 81% subsidiary of Tadiran, was merged into ECI. Pursuant to the merger, the shareholders of TTL were issued new shares of ECI representing a 15.4% interest in ECI. In 1998, TTL's results of operations were consolidated in Koor's Financial Statements. In 1998, TTL reported sales, operating income and net income of NIS 1,761 million, NIS 179 million and NIS 169 million, respectively.

TTL's public switching equipment division was not included in the merger and during 1999 Tadiran sold substantially all the assets and liabilities of the switching division for $24 million.

The merger was recorded in Koor's Financial Statements at book value in accordance with the Israeli GAAP rule for similar asset exchange transactions which resulted in no recognition of gain and an increase of NIS 179 million in the amount of goodwill in ECI recorded in Koor's Financial Statements. In accordance with US GAAP, Koor would have recorded a capital gain (after taxes) of NIS 64 million and an additional increase in goodwill of NIS 191 million.

For additional information with respect to the ECI merger, see Notes 3A(1) and 28A(2) of Notes to Financial Statements.

In October 1999, Ectel Ltd., a wholly owned subsidiary of ECI, whose principal business is the development, production and marketing of fraud detection systems in communication networks and improvement of traffic quality in communication networks, completed an initial public offering on the Nasdaq Stock Market. As a result of this offering ECI recorded a capital gain of $29.7 million. ECI holdings in Ectel declined to 75%. In October
1999 Telegate Ltd., an affiliate of ECI completed a share and capital notes exchange transaction with Terayon Communications Systems Ltd., which resulted in a capital gain to ECI of $25.5 million. ECI recorded an additional gain of approximately $30 million in the first quarter of 2000 in connection with the transactions related to the exchange offer.

In 1999 ECI recorded a loss of approximately $37 million as a result of the termination of four different discontinued operations. In addition, in 1999 the current loss from these discontinued operations amounted to approximately $26 million.

Telrad

Telrad is one of Israel's leading suppliers of telecommunication equipment. Telrad supplies equipment to the Israeli and international markets and is involved in the design, manufacture and marketing of digital public switching equipment, private exchange equipment, voice and data transmission equipment and telephones.

Telrad's sales to Bezeq amounted to NIS 272 million in 1999 compared to NIS 193 million in 1998. Sales to Bezeq of digital public telephone switches account for a substantial portion of the total sales to Bezeq. Other sales to Bezeq include other products such as innovative telephone products and services, and ISDN (integrated services digital networks) products.

On November 1998 Telrad's Board of Directors approved a reorganization plan. According to Telrad's new organizational structure Telrad operations were divided in 1999 into three independent market-oriented profit and loss businesses. At the end of 1999 Telrad's Board approved an additional restructuring program at a cost of NIS 85 million (pre-tax) for the reduction of additional employees. This plan is in addition to the first plan provided for in 1998 at the cost of NIS 223 million (pre-tax). Through December 31, 1999 Telrad's work force was reduced by approximately 950 employees without disturbances to labor relations mainly through voluntary resignations and early retirement, and approximately 100 more employees retired by the end of the first quarter of 2000. In addition, in the first quarter of 2000, Telrad included in its financial statements an expense of NIS 80 million (pre tax) following the approval by Telrad's Board of a plan to reduce its workforce by another 200 employees.

As part of Telrad's reorganization plan, Telrad is in the process of spinning off certain of its technology and development divisions into separate start-up subsidiary companies, in order to provide Telrad with new sources of proprietary technology-based growth in the internet and telecommunications fields. Telrad established five start-ups by mid-2000 and expects to set up a similar number of new start-ups by the end of the year.

For a discussion of the investigation of the Israeli Commissioner of Restrictive Trade Practices concerning Telrad, see "- Risk Factors.".

Relationship with Nortel

In 1999 and 1998, Telrad's sales to Nortel accounted for 42% and 35%, respectively, of Telrad's total sales. Furthermore, approximately 85% and 87% of Telrad's total sales in each of those years, including sales to Nortel, were based on products licensed from Nortel.

Telrad holds licenses to the know-how underlying the digital switching and transmission systems utilized in its public and private switches pursuant to agreements with Nortel. The term of these agreements has been extended from time to time, and the current term of such agreement expired in December 1999. Under its licensing arrangements with Nortel, Telrad has agreed to limit its sales of products based on Nortel's technology to specified countries and has agreed not to sell competing products without Nortel's prior written approval.

In January 1995, Telrad entered into a cooperation agreement with Nortel that enabled Telrad to market Nortel products in Israel and other specified territories and to sell Telrad developed products to Nortel. In January 1997 Nortel exercised its option, granted in 1995, to purchase 20% of Telrad's ordinary shares for $45 million. In connection with the Nortel investment Koor, Telrad and Nortel entered into a shareholders agreement which provided Nortel with certain veto rights regarding Telrad management. Pursuant to the shareholders agreement, in the event that Telrad does not effect an initial public offering prior to the year 2000, Nortel had the Put option to sell its Telrad shares for the greater of $45 million or the equity value of the shares. In addition, Nortel was granted a Call option to increase its holdings in Telrad up to the equity interest owned by Koor.

In January 1997, Telrad licensed the right to use certain existing and future know-how from Nortel for a ten-year period for which Telrad is unconditionally required to pay Nortel NIS 62 million ($15 million) in four equal annual installments, bearing interest commencing January 1998, which will be deducted from future licensing fees. Through December 31, 1999, Telrad purchased NIS 27 million ($6.4 million) of know-how on account of such undertaking. Telrad is currently negotiating with Nortel to terminate this agreement.

All of the foregoing agreements with Nortel will generally be superceded by the changes in Telrad's business that will result from the implementation of the following arrangements concerning the establishment of Nortel Israel.

Relationship with Nortel Israel

In May 2000, Koor, Telrad and Nortel signed an agreement (the "Nortel Israel Agreement") to establish a new company under the name of "Nortel Israel". This new venture, of which Nortel will be the majority shareholder and Koor and Telrad will own 28%, will acquire from Telrad the sales, marketing and support functions of its public switching and TX1 Systems businesses and Telrad's operations in these fields outside Israel in several markets including South America and Africa. In addition, Nortel Israel will coordinate Nortel's activities in Israel that were not previously conducted through Telrad and will have direct access to the use of Nortel's current and future technologies.

Telrad will sell these businesses to Nortel Israel for an estimated US $95 million. The business operations that Telrad will sell to Nortel Israel constitute approximately 40% to 50% of Telrad's business. Telrad will retain its proprietary key system business known as SBS and its internet and telecommunications startup businesses as well as continuing to manufacture (both directly and through out sourcing arrangements) and undertake research and development on behalf of the new company and Nortel. The parties are currently finalizing the terms of such ongoing business arrangements. As part of the overall agreement, Koor will acquire Nortel's 20% stake in Telrad for $45 million and will invest $49 million in shares and loans to Nortel Israel. In addition, Koor was granted a put option to sell its holding in Nortel Israel to Nortel. The option is exercisable at the end of three years, at a price based on a formula set forth in the Agreement. The completion of this transaction is contingent upon the receipt of regulatory approvals, including that of the Controller of Restrictive Trade Practices.

Telrad's Other Markets. Telrad supply public switches abroad. The major customers are located in Ethiopia, Papua New Guinea, the Palestinian Authority, Chile, Peru, Bolivia, Georgia, Ukraine and Russia. Sales to these countries typically include extended credit terms, which involve certain risks in light of the political and economic conditions in such countries. As of December 31, 1999, Telrad's long-term credit-risk exposure from such agreements amounted to NIS 216 million ($52 million) (representing the uninsured portion of the trade receivables). These operations will be transferred to Nortel as part of the Nortel Israel Agreement, with Telrad retaining the responsibility of collecting the outstanding receivables.

Telrad's Backlog. As of December 31, 1999, Telrad had an aggregate backlog of confirmed orders of NIS 1,247 million ($304 million) compared to NIS 1,126 million, as of December 31, 1998.

Other Businesses within the Telecommunication Equipment Business

On April 21,1998, Tadiran through TMN acquired for NIS 133 million from California Microwave Ltd. ("CMI"), a U.S. company, CMI's activities in the field of wireless microwave telecommunication, conducted by its microwave networks division.

During the first quarter of 1999, Koor divested its holdings in several subsidiaries and affiliates for a consideration of NIS 20 million.

On January 18, 2000 Koor sold its 23% interest in Q Multimedia PLC ("Q"), which develops and markets multimedia systems for language instruction, for approximately NIS 41 million. Q shares are traded on the London Alternative Investment Market.

Defense Electronics Business

The activities in this business are conducted through various subsidiaries of Tadiran Ltd., including Elisra Electronic Systems Ltd., Tadiran Electronic Systems Ltd. and Tadiran Spectralink Ltd. (together "the Elisra Group") , and principally involves the design, manufacture, distribution and support of a wide range of advanced electronic systems, primarily for military purposes. Koor's Defense Electronics business had revenues of NIS 1,334 million and NIS 1,573 million for 1999 and 1998, respectively, representing 12.5% and 12.3% of Koor's consolidated revenues during such periods. In 1999, the majority of the sales of Defense Electronic business were made to defense-related customers.

In 1999, the Elisra Group's sales to the Israeli Ministry of Defense ("IMDF") represented 22.1% of the Elisra Group's revenues.

The principal companies in the Defense Electronics business are:

                                                        Percentage
                                                         of Equity
                                                         Ownership         Principal Products and Services

Elisra Electronic Systems Ltd. ("Elisra")........        100.0             Electronic warfare, equipment and systems
Tadiran Electronic Systems Ltd. ("TES")..........        100.0             Command, control, communications and
                                                                           intelligence systems for defense applications
Tadiran Spectralink Ltd. ("Tadiran
Spectralink")....................................        100.0             Advanced data and video links for military use
B.V.R Systems Ltd. ("BVR").......................        28.5(1)(2)        Advanced military training and simulation systems

(1) Not consolidated in Koor's Financial Statements and not included in backlog data.
(2)  The ordinary shares of BVR are quoted on the Nasdaq National Market.

Through a tender offer process begun in November 1998 and completed in January 1999, Koor obtained full ownership of Tadiran's equity, by acquiring the 33.6% equity interest held by the public, for an aggregate consideration of approximately $245 million.

In 1999, Tadiran implemented a restructuring plan. The plan included reduction of Tadiran's headquarters staff and its merger with Koor's headquarters, divestiture of software services and consumer appliances businesses (which are included in the Other business) and the management of Tadiran's real estate by Koor Properties. See "-Real Estate." Tadiran also transferred its holdings in TTL to ECI by means of a merger.

In order to simplify Koor's corporate structure, on January 20, 2000, Koor, Tadiran and Elisra entered into agreement pursuant to which Tadiran will transfer all of its holdings in Elisra to Koor. In addition, Tadiran will transfer its shares in TES and Tadiran Spectralink to Elisra. The completition of this transaction is subject to the receipt of various approvals.

Elisra designs, develops and produces electronic warfare and surveillance systems for military purposes, as well as a range of electronic and microwave components for the commercial market. Elisra offers a diversified range of combat-proven electronic warfare (EW) systems, including radar warning systems, active countermeasure systems, comprehensive self-protection systems, electronic intelligence (ELINT) systems, sophisticated communication links, complemented by extremely light-weight components. Elisra also develops a wide range of active and passive microwave components. Microwave and RF components are essential to nearly all intricate electronic equipment, as well as microwave telecommunication and satellite systems.

TES is engaged in providing solutions for a variety of customers in the field of C4I (Command, Control, Communication, Computing Intelligence), EW COMINT systems and spectrum management and control systems.

An array of electronic hardware and computer software is incorporated into the C4I systems, which enable the collection, processing, analysis and display of large quantities of information to facilitate effective dissemination and accelerate decision making for better Battle Management capabilities.

TES has developed a simulator for a Tactical Ballistic Missile ("TBM"), Defense Battle Management Center for the U.S. Ballistic Missile Defense Organization ("BMDO") and the Israeli Ministry of Defense. The simulator is currently operating and providing information for both organizations.

TES is also a supplier of the Battle Management Center of the Israeli Arrow Defense weapons system.

TES's activities in the field of electronic warfare systems involve the design, development and distribution of a broad range of strategic and tactical electronic warfare systems for ground, naval and airborne platforms. Passive electronic warfare systems analyze and display information with respect to incoming signals and weapons, while active electronic warfare systems render hostile communication ineffective through electronic countermeasure techniques.

Based on electronic warfare technology, a new range of commercial applications have evolved in the area of spectrum management control. Integrated spectrum management and monitoring systems provide nationwide solutions to various telecommunication administrations.

Tadiran Spectralink develops and manufactures data and video links for a variety of applications, including unmanned aerial vehicles, guided weapons and satellite communications. Based on these links, command and control systems for airborne and naval applications are developed.

As part of its strategy to focus on the Defense Electronics business, in 1999 Koor and Elisra acquired a 28.6% interest in BVR. BVR is a diversified world leader in advanced military training and simulation systems, which offers highly efficient and cost effective solutions for the simulation, training and debriefing needs of modern air, sea and ground forces. Koor acquired its interest in BVR through open market share purchases at various prices with an aggregate cost of $20 million and through the acquisition by Elisra of shares in BVR in a private placement transaction for an aggregate consideration of $14 million. In connection with this acquisition, Koor received the right to appoint three out of seven nominees to BVR's Board of Directors.

Tadiran Com is a leading manufacturer of sophisticated defense communications equipment and is a primary supplier of tactical radios to the IMDF. Tadiran Com had revenues of approximately NIS 381 million in the nine months ended September 30, 1999 and NIS 660 million in 1998 fiscal year, representing 3.6% and 5.2% of Koor's consolidated revenues in 1999 and 1998. On November 10, 1999, Koor completed the sale of its holdings in Tadiran Com. for an aggregate consideration (including final dividend to Tadiran) of NIS 616 million ($149 million). Koor recorded pre tax capital gain of NIS 317 million from this transaction.

The Defense Electronic business operates in an environment marked by a general decline in worldwide military spending (including Israel) and competition from companies that receive governmental subsidies.

Sales to governments, their agencies and government-controlled companies within the Telecommunication Equipment and Defense Electronics businesses, are subject to substantial governmental regulation affecting the award, performance, payment and termination of government contracts. See
"Regulation-Defense and Government Contracts."

As of December 31, 1999, the Defense Electronics business had an aggregate backlog of confirmed orders of NIS 1,848 million ($445 million) compared to NIS 2,809 million, as of December 31, 1998. As a result of the divestiture of Tadiran Com. in 1999, the backlog of confirmed orders as at December 31, 1999 compared to December 31, 1998, has decreased by NIS 960 million. In the first quarter of 2000 the Defense Electronics business received new orders of approximately $207 million mainly from the IMDF.

Agrochemicals Business

The activities in the Agrochemicals business are conducted primarily through the direct and indirect subsidiaries of MA Industries Ltd. - Makhteshim, Agan and Milenia (sometimes collectively referred to as the "MA Group"). These companies are leading international suppliers of generic crop protection products. Makhteshim and Agan are Israel's largest producers of insecticides, fungicides and herbicides. Agan is also a manufacturer of synthetic aroma chemicals. The Agrochemicals business had revenues of NIS 3,541 million and NIS 3,377 million in 1999 and 1998, respectively, representing 33.2% and 26.4% of Koor's consolidated revenues during such periods. International activities, primarily sales in Europe, North America and Latin America, accounted for 89.3% and 90.6% of the Agrochemicals business' revenues in 1999 and 1998, respectively.

The principal companies in the Agrochemicals business are:

                                                        Percentage
                                                         of Equity
                                                         Ownership         Principal Products and Services

Makhteshim-Agan Industries Ltd. ("MA Industries")...     59.9(1)           Holding Company
Makhteshim Chemical Works Ltd. ("Makhteshim").......     100.0(2)          Insecticides and fungicides and other chemicals
Agan Chemical Manufacturers Ltd. ("Agan")...........     100.0 (2)         Herbicides and synthetic aroma chemicals
Milenia Agro Ciensias S.A. ("Milenia")..............     70.0 (3)          Formulation and distribution of crop protection
                                                                           chemicals

---------------------

(1)  The ordinary shares of MA Industries are traded on the TASE.

(2)  Indicates the percentage of direct ownership by MA Industries.

(3)  Represents the aggregate ownership of Makhteshim and Agan.


The Agrochemicals Business Environment in 1999

During 1999, the global agrochemicals market decreased by approximately 5.7% in real terms which the MA Group believes was due to the following factors: the low prices for agricultural crops, the reduction in the amount of land cultivated in western Europe in the wake of the land set - aside policy, the use of genetically engineered seeds in the U.S. and Argentina, and financial crises in emerging markets. 1999 was the third consecutive year of decline in the industry.

In addition, during 1999 there was a move towards consolidation among the major multinational companies in the agrochemicals industry which resulted in fewer but larger competitors in this field.

As a result, the MA Group has adopted a comprehensive two-year restructuring plan which includes consolidating manufacturing facilities, both in Israel and abroad; reducing the number of employees, particularly among administration and management; across-the-board cost-cutting measures; focusing on the MA Group's essential businesses; and improving the MA Group's operating cash-flow to take advantage of opportunities within the industry as they arise. Specifically, the MA Group will consolidate its manufacturing plants in Brazil, close down its Be'er Sheva-based production facilities and relocate production to the MA Group's main plant in Ramat Hovav. The MA Group has taken provisions of approximately $33 million to implement the plan, most of which should be completed in the year 2000.

Crop Protection

Generic agrochemicals offer an alternative source for widely utilized chemicals previously manufactured under patent by larger research-based chemical manufacturers. Research-based chemical manufacturers often focus their resources on developing new agrochemicals and supply of additional chemicals by generic manufacturers, such as Makhteshim and Agan, to supplement their capacity. In the next few years, as a result of decreased resources commited to research and development of new agrochemicals products and expire of existing patents, significant number of widely used agrochemicals are expected to lose patent protection in many geographic regions (primarily South America), substantially increasing the available market for sales by generic manufacturers. The off patent component of the agrochemical industry is anticipated to grow from about 50% today to over 70% of the market by 2004. In addition, the modernization of the agricultural industries of Eastern Europe and other developing countries offer increasing sales opportunities for both research-based and generic agrochemical manufacturers.

The major competitors of this business in the international market for agrochemicals are major international research-based chemical producers. The major international chemical producers have significant influence on the prices of most of Makhteshim's and Agan's products. In the Israeli market, Makhteshim and Agan compete with importers with respect to most of their products, and Makhteshim competes with both importers and Israeli producers with respect to non-pesticide products.

The development of new generic products require significant investments for research, licensing, establishment of production and marketing facilities. The MA Group typically focus on products that require a high degree of sophistication in process development and production, which are, therefore, less susceptible to extensive competition. Their prices, therefore, tend to be relatively higher than sectors where competition is more prevalent. For many of these products, the MA Group is the world's second largest manufacturer, with the original research-based chemical company maintaining the majority share. The Company believes that the MA Group's ability to compete with major international research-based chemical companies and other generic chemical manufacturers is based upon their flexible manufacturing facilities, advanced research and development capabilities, fulfillment of stringent registration and licensing requirements of various countries, compliance with environmental regulations, material purity, worldwide marketing and cooperation with certain multinational companies regarding the production and marketing of numerous products.

An essential component of the MA Group's ability to maintain its market share on the worldwide market is the successful introduction of new generic products immediately after the expiration of the patents validity. In 1998, an amendment was passed to Israeli Patents Law 1967, which has certain beneficial ramifications for the Israeli agrochemical industry. Under this amendment, (i) subject to certain conditions, research activities on a patent during the patent period for the purposes of production deployment after the patent expiration will not constitute misuse of an invention, and
(ii) the period of patents in the agrochemical industry cannot be extended. These changes should facilitate the introduction of new products by the MA Group.

The MA Group plan to develop, over the next several years additional agrochemical products, including fungicides, insecticides, herbicides and biotechnological products, based primarily on a substantial number of patents of other parties expiring within the next few years. MA Group's total average investment program for the next several years has an estimated yearly budget of $50 million and includes substantial investments in these products. Recently, the MA Group purchased the right to manufacture and market certain new agrochemical products from the developers of such markets. The MA Group also entered into an additional co-production agreement with Monsanto.

New research and developments in the field of trans-genetic plant species that can tolerate insects and in plant species that are resistant to fungal diseases may have an adverse impact on the demand for the MA Group products during the next few years, depending upon the success of such developments.

Makhteshim and Agan market their crop protection chemicals primarily to foreign manufacturers which use such chemicals in the formulation of a wide range of products and sell the formulations to distributors and end users. Agan manufactures over twenty different active ingredients which are sold as technical grade materials and "ready" formulations. These technical grade materials are used in the formulation of a wide range of herbicides and plant growth regulators. The "ready" formulations are sold to distributors. Agan sells its synthetic aroma chemicals principally to the detergent, soap and cosmetics industries.

No single product manufactured and sold by Makhteshim and Agan accounted for more than 10% of Makhteshim's and Agan's total sales in 1999 or 1998.

Foreign Activities

As part of its strategy to focus on its core businesses and to increase market penetration in these fields, Koor has continued to expand its businesses in the Agrochemicals business abroad.

In November 1998, the activities of Defenpar Participaceos S.A. and Herbitecnica Defensivos Agricolas S.A., two Brazilian subsidiaries of Makhteshim and Agan engaged in the formulation and distribution of crop protection chemicals, were merged into Milenia, in which Makhteshim and Agan hold 70%.

During 1999, the local currency in Brazil was devalued in relation to the dollar by approximately 48% and the currency rate was extremely volatile during this period. Until the third quarter of 1999, most of the customer debts of Milenia in Brazil were linked to the exchange rate of the dollar. During the third quarter, owing to the sharp cumulative rise in the exchange rate of the local currency against the dollar, the customer market in Brazil no longer accepted linkage to the dollar and therefore customer balances of Milenia in Brazil as at December 31, 1999 amounting to a total of $140 million are not linked to the dollar. As a result of the change in the accounting method in the third quarter, relating to the linkage of the customer balances, a customer debt from the previous period was adjusted to the new accounting method and this led to inclusion of expenses amounting to $12.6 million deriving from the adjustment of customer balances and from the granting of discounts due to the devaluation.

In December 1998, MA Group acquired a 45% interest in Productos Fitosanitarios Proficol El Carmen S.A. ("Proficol"), one of the leading agrochemicals distribution companies in Colombia. MA Group may increase its holdings in Proficol up to 60% at the beginning of 2002. Koor believes that Proficol constitutes a significant anchor for the MA Group activities in the Paco-Andeau region (the northern South American countries).

In the beginning of 1999, Milenia established a joint venture with Kasba S.A., a leading marketer of agricultural inputs (including fertilizers, seeds and crop protection chemicals) in Paraguay.

Other Matters

In July 1999, the MA Group acquired a 50% interest in Luxembourg Pharmaceuticals Ltds ("Luxemburg"), a manufacturer of pharmaceuticals and medical instruments for a total consideration of $7.1 million. Concurrently with the acquisition the MA Group sold to Luxembourg its holdings in a subsidiary Koor Medica Ltd. for $1 million. The MA Group has a call option to acquire the remaining 50% interest of Luxembourg and the shareholders of Luxembourg have a put option to require that, the MA Group acquire such interest by December 31, 2001 for $7 million.

From time to time, certain of the Company's agrochemicals products have been the subject of legislative or other initiatives to curtail or regulate their use due to environmental, health and safety concerns. Also, most countries require MA Group to obtain regulatory approval prior to selling newly-introduced products, procedures which are both time-consuming and costly. For a discussion of certain governmental regulations applicable to the Agrochemicals business, see "Regulation."

Building and Infrastructure Materials Business

In 1999 the Company produced construction materials through its cement, steel and pipes businesses. The Building and Infrastructure Materials business had revenues of NIS 1,446 million and NIS 1,645 million in 1999 and 1998, respectively, representing 13.5% and 12.9% of Koor's consolidated revenues for such periods. The Building and Infrastructure Materials business sells its products primarily in Israel (including the West Bank and the Gaza Strip).

Pursuant to its business strategy to focus on certain core businesses, in 1999 and the beginning of 2000, Koor sold its interests in Mashav Initiating and Development Ltd ("Mashav"), Middle East Tube Co. Ltd ("Metco") and Merhav Ceramic and Building Materials Ltd. ("Merhav"). In addition, in March 2000, United Steel Mills Ltd. ("United Steel"), in which Koor has a 72.7% interest, applied to Court for the appointment of a trustee.

On October 5, 1997 and January 5, 1998, in authorizing the merger of the Claridge Group and Koor, the Controller of Restrictive Trade Practises imposed certain restrictions on both Koor and the Claridge Group regarding their joint holdings with Clal Industries and IDB in Mashav (including Granite) and in ECI. In accordance with the restrictions, Koor signed an agreement in April 1998 with Clal Industries pursuant to which Clal Industries received an option to acquire 25% of Mashav's share capital from Koor.

On December 5, 1999 Koor and Clal Industries signed an agreement pursuant to which Koor sold on January 6, 2000 its 50% interest in Mashav in consideration of NIS 889 million ($214 million). In addition Koor received a 47.5% interest in a Mashav subsidiary, Mashael Alumina Industries Ltd. In the first quarter of 2000, Koor recorded capital gains, of approximately NIS 231 million (after allocation of deferred taxes) in connection with the sale of its interest in Mashav. Prior to the sale, on December 30, 1999, Koor received dividends from Mashav in the amount of NIS 355 million

In accordance with the April 1998 agreement, in May 1998 Mashav sold its interest in Tambour Ltd. for NIS 128 million and on July 8, 1998, Mashav divested its holding in Granite for a total consideration of approximately NIS 778 million. In 1998, Koor received a dividend from Mashav of NIS 394 million distributed out of these proceeds and an additional dividend of NIS 187 million.

Cement

Prior to the sale of its interest in Mashav, Koor indirectly owned a 50% interest and jointly controlled Nesher Israel Cement Enterprises Ltd. ("Nesher"), Israel's only cement producer. Nesher operates 3 cement plants and in 1998, Nesher began regular operation of a dry line cement plant in Ramla. The first dry line plant, which is an efficient user of energy, significantly increased Nesher's capacity for cement production from in-house made clinker and clinker production. Clinker is an intermediate product in the manufacture of cement and is ground into an extremely fine powder to produce finished cement. Nesher invested approximately $180 million in the first dry line cement plant. In April 1997, Nesher began to establish a second dry-line plant in Ramla, which involves an investment of $175 million. The on-going operation of the new plants began by the end of 1999. Mashav revenues included in Building and Infrastructure Materials business amounted to NIS 718 million and NIS 777 million in 1999 and 1998, respectively.

Steel

United Steel is Israel's largest manufacturer of steel reinforcement bars, wire rods and wire mesh. United Steel supplies approximately 40% of the concrete reinforcement products used in the Israeli construction market and the remainder is supplied by another Israeli manufacturer and by importers. Most of the products manufactured by United Steel are sold in Israel, the Gaza Strip and the West Bank. United Steel had revenues of NIS 449 million and NIS 448 million in 1999 and 1998, respectively.

United Steel owns and operates six main production facilities, including a scrap yard and a shredding plant that processes steel scrap, a melting plant, two rolling mills and a plant that manufactures wire mesh, used in the construction industry to reinforce concrete, and a range of other steel products used in manufacturing.

Currently, the Israeli Government does not materially restrict the import of steel to Israel, although certain other foreign countries protect their local industry in various ways, such as by imposing import and other tariffs. Imports of foreign steel have adversely affected sales by United Steel.

As a result of increased dumping and low selling prices, United Steel's recorded net losses of NIS 31 million and NIS 77 million in 1999 and 1998, respectively. As a result of such continuing losses, United Steel experienced liquidity problems, which led United Steel and Koor to conduct negotiations with United Steel's creditors to reach an agreement to reschedule United Steel's debt. On March 2, 2000 United Steel announced that it had not obtained an arrangement with it creditors and that the negotiations between the parties had been terminated.

On March 16, 2000 United Steel applied to a Court for a stay order on preceedings pursuant to Section 350 of the Companies Law and for the appointment of a trustee. In the same day an order was made for a stay of proceedings for 90 days, thus rendering it impossible to continue or initiate any legal proceedings against United Steel, unless with the approval of the court so as to permit the formulation of a comprehensive recovery plan and arrangement of creditors to be submitted to the Court. On March 20, 2000 the Court appointed a trustee for the period of the order and revoked the powers of the Board of Directors. On May 16, 2000 the stay of proceeding order was extended until September 2000.

In 1999, Koor recorded a write off of NIS 102 million for its total investment in United Steel's equity and the balance of Koor's loans at December 31, 1999. In 2000, Koor loaned United Steel NIS 15 million to permit United Steel to continue operating during the pendency of the Court proceedings. For additional information see Note 27 C of Notes to Financial Statements.

Pipes and Faucets

Metco is the largest producer of steel pipes in Israel. Metco manufactures a wide range of welded steel pipes for water and sewage infrastructure, plumbing, oil and gas transportation and the transportation of petrochemicals and industrial liquids, as well as pipes for the construction industry. Metco had revenues of NIS 238 million and NIS 269 million in 1998 and 1997, respectively.

On December 23, 1999 Koor signed an agreement to sell its 76% interest in Metco for a total consideration of NIS 84 million, which sale was completed on March 30, 2000, after the receipt of various approvals.

Merhav operates two manufacturing facilities in Israel and is a leading Israeli producer of metallic faucets for home use and sanitary-ware, including toilets and sinks. In 1998 Merhav reported revenues from continuing operation of NIS 163 million. On June 21, 1999, Koor sold its interest (76.4%) in Merhav for a total consideration of approximately NIS 35 million.

Other Businesses

Koor has an interest in certain service industries, mainly tourism, real estate and trading and in the production of batteries. In the previous years this segment also included electrical appliances, software, food, consumer products and metal products.

The principal companies in Other Businesses are:

                                                        Percentage
                                                         of Equity
                                                         Ownership         Principal Products and Services

Sheraton Moriah (Israel)  Ltd. ("Sheraton Moriah")...    55.0              Hotel chain
Isram Wholesale Tours and Travel Ltd.("Isram").......    70.0              Tourism Services
Knafaim-Arkia Holdings Ltd. ("Knafaim")..............    28.1(1)(2)        Aviation and tourism services
Tadiran Batteries Ltd. ("Tadiran Batteries").........    100.0             Lithium batteries
Koor Properties Ltd. ("Koor Properties").............    100.0             Real estate
Koor Trade Ltd. ("Koor Trade").......................    100.0             International trade
Balton C.P. Ltd. ("Balton")..........................    49.0(1)           International trade

--------------------

(1)  Not consolidated and not included in business data.

(2)  The ordinary shares of Knafaim are traded on the TASE.

Tourism

Koor's interests in Israel's tourism industry include ownership and management of hotels and resorts, and other tourism-related services, such as airlines. The Tourism business had revenues of NIS 588 million and NIS 394 million for 1999 and 1998, respectively.

On January 24, 1999 Koor and Sheraton International Inc. ("Sheraton International") won a public tender for the purchase of a 100% interest in Sheraton Moriah. On April 12, 1999 the transaction was completed based on a value of NIS 266 million ($63.5 million). In October 1999, Koor completed the sale of a 20% interest in Sheraton Moriah to a subsidiary of Bank Hapoalim Currently Koor has an 55% interest in Sheraton Moriah.

On December 30, 1999, Koor merged its other hotel operations, including its interest in Herod's Hotel in Eilat into the Sheraton Moriah network. Prior to the sale Koor recorded a NIS 38 million provision for a write off in value of these hotels.

The Sheraton Moriah hotel network consists of approximately 3,000 rooms in 11 hotels (owned and leased) in major tourist locations in Israel, operating under the following brand names: Sheraton (7 hotels), Luxury Collection (one hotel) and Sheraton Four Points (three hotels).

Koor holds a 28.1% interest in Knafaim. Knafaim owns a variety of businesses in the travel and tourism industry, including Arkia Israeli Airlines Ltd. ("Arkia"), Israel's largest domestic airline. Arkia also purchases and leases back aircraft and operates charter flights to Europe. Knafaim also holds other companies that supply various tourism services, both domestically and internationally.

Koor has a 70% interest in Isram. Isram is registered as a travel agency in the United States and is primarily engaged in Israel-oriented tourism.

In February 2000, Koor completed the transfer of its holdings (51%) in Histour Eltiv Ltd. ("Histour") which provides tourist services in Israel in consideration of a release of Koor`s guarantees of the liabilities of Histour. In addition Koor invested approximate NIS 15 million in Histour in exchange for preferred shares.

In April 2000, Koor divested for NIS 17 million its 33.3% interest in Y.D. Vehicles and Transportation Ltd., an Israeli car rental and leasing company which operates the concession of Europe-cars.


Tadiran Activities - Electrical Appliances, Batteries, Software and Other

The following activities of Tadiran have been classified in the Other business.

On March 9, 1999, May 16, 1999 and June 1, 1999 Tadiran divested its holdings in three software development and services companies for a total consideration of NIS 464 million. Koor recorded in 1999 NIS 244 million capital gain before taxes from these transactions.

On February 15, 2000, Tadiran divested its holdings in Tadiran Telematics Ltd. for a consideration of NIS 30 million.

Tadiran Appliances is major Israeli manufacturer and distributor of no-frost refrigerators, air conditioners and mini-bars. Tadiran Appliances also imports and distributes in Israel certain brand name and private label electrical appliances. On December 30, 1999 Tadiran signed a agreement for the sale of its 56.6% interest in Tadiran Appliances for a total consideration of NIS 133 million, which sale closed on March 30, 2000.

Tadiran Batteries Ltd. ("Tadiran Batteries ") is major Israeli manufacturer and distributor of batteries, including high technology lithium thionly chloride batteries. Tadiran lithium thionyl chloride batteries are principally used as a primary and backup power supplies for utility matters, communication equipment, smoke detectors, burglar alarms and other products.

On March 15, 2000, Koor entered in agreement with Electric Fuel Corporation Ltd. ("EFC"), a public company whose shares are traded on the Nasdaq Stock Market pursuant to which EFC would acquire Tadiran Batteries from Tadiran and Koor would invest $10.5 million in EFC in exchange for an allotment of approximately 14% of the EFC common stock to Koor and Tadiran.

In May 2000, the sale of Tadiran Batteries was cancelled by mutual consent. In June 2000, Koor invested $10 million in the share capital of EFC.

On June 15, 2000, Tadiran signed an agreement to sale its interest in Tadiran Batteries for a total consideration of approximately $33 million.

In 1997, Tadiran together with U.S. investors established a U.S. subsidiary to engage in the marketing of technologies and solutions for locating cellular phone users who have dialed the emergency service number to assistance centers
(911).

Real Estate

Koor Properties own and develop real estate in Israel. In 1999 Koor Properties assumed the management of seven Tadiran sites with an aggregate area of 250,000 square meters. Annual rent from these sites is NIS 47 million ($11.4 million). In addition, Koor Properties owns real property of 570,000 square meters in the aggregate, of which a significant part is undeveloped and the rest is in various phases of development. Koor Properties has entered into several agreements with respect to this property to build industrial and commercial parks and to build, renovate and lease buildings. The land is being developed according to market conditions, and the development is being financed through bank loans secured by the land. Koor Properties also owns a prefabricated concrete element plant.

In December 1999 Koor Properties purchased Soltam Ltd. interest (50%) in an industrial park at Yokneam for NIS 21 million ($5 million).

Trading

Koor Trade imports, exports and distributes a broad range of industrial, agricultural and consumer products through its worldwide network of offices, including offices in Europe, Asia, Latin America and Australia. Koor Trade had revenues of NIS 121 million and NIS 138 million in 1999 and 1998, respectively. Koor Trade owns a 49% equity interest in Balton, an English international trading company, which is engaged in trading activities in seven countries in Africa relating to agricultural, telecommunications, electromechanical and air-conditioning equipment, construction and other projects.

Food and Related Products

In October 1999 Koor completed the sale of its 75% interest in Phoenicia Glass Works Ltd, Israel's sole producer of glass containers, bottles and jars for food uses for NIS 6 million. In addition, in July 1999 Koor completed the sale of Yona Fishing and Industry Ltd. that produces canned and smoked fish.

Metal Products

In January 2000, Koor completed the sale of all its holdings (51%) in Merkavim Metal Works Ltd in consideration of NIS 17 Million. On August 1999 the Company completed the sale of its interest (100%) in Koor Metals Ltd. for a total consideration of NIS 11 Million. In addition in September 1998, the Company completed the sale of all of its holdings (100%) in Soltam for the aggregate consideration from this transaction of NIS 145 million.

High Technology Investments

As part of Koor's strategic plan, Koor is exploring new investment opportunities in high growth potential businesses located in Israel and around the world in the fields of telecommunications and internet technology biotechnology and life sciences.

Commencing at the end of 1999, Koor made commitments to invest $55 million in Polaris III, Genesis and Carmel, three leading Israeli venture capital funds. Koor has also directly invested approximately $20 million in start-up technology companies, including Orsus Solutions, a developer of business to business internet integration software; NetPost Inc., an internet publishing company; Sigma-One, a developer of cellular handset location technology; 3G.Com, a third generation cellular chipset developer, and FolloWap, a provider of instant messaging software for WAP enabled cellular phones.

In addition, in March 2000, Koor signed an agreement with Medabiotech SA, a Swiss venture consulting firm, to invest $10 million in early stage companies in the fields of life sciences located in Israel.

Suppliers

The companies engaged in Koor's businesses purchase the materials and components used in their products from numerous independent suppliers. These materials and components are not normally purchased under long-term contracts. Most of the items purchased by these businesses are obtainable from a variety of suppliers, and such businesses normally maintain alternative sources for major items. In some cases these companies have annual purchasing agreements with their major suppliers, which establish prices, quality thresholds and delivery schedules.

To date, the Company's businesses have not experienced any significant difficulty in obtaining timely delivery of supplies, and management believes these businesses maintain adequate inventories of certain significant imported components. However, with respect to certain components, there maybe a lengthy period of preparation for production and adaptation for the businesses requirements. Accordingly, short-term shortages may arise in the event that these companies were required to change suppliers without advance planning. The unavailability of such components during such change-over period could result in production delays, which might adversely affect the business.

Research and Development

The companies in the Koor Group in the Telecommunication Equipment, Defense Electronics and in the Agrochemicals business are actively engaged in research and development programs intended to develop new products, manufacturing processes, systems and technologies and to enhance existing products and processes. Research and development is conducted throughout the Koor Group, and is funded by a combination of the Company's own resources and grants from the Israeli Government and in the case of Elisra group, the Israel-United States Bi-National Research and Development Foundation ("BIRD-F"). The Company believes its research and development effort has been an important factor in establishing and maintaining its competitive position. The Company has increased its research and development expenditures significantly in the past few years and intends to continue such expenditures in the future.

The following table sets forth the percentage of gross research and development expenditures incurred by the Koor Group's principal businesses in 1998 and 1999 as a percentage of the total sales of these businesses:

                                           1998                      1999

Telecommunications Equipment...........    11.1%                     10.2%
Defense Electronics....................     5.4                       5.3
Agrochemicals..........................     2.3                       1.9

The Koor Group's updated research and development efforts have resulted in an increase in the sales of internally designed products. Management believes that research and development in high technology areas, such as the Telecommunication Equipment, Defense Electronics and Agrochemicals businesses, is important to the Company's future growth, particularly in products targeted for export markets. Accordingly, it is anticipated that the foregoing businesses will account for a majority of the Koor Group's research and development efforts in the future. As part of its research and development programs, the Company not only seeks to develop new products, but also seeks to apply newly developed technologies to improve its existing products.

In each of the last three fiscal years, the Company received grants from the Government of Israel through the Office of the Chief Scientist (the "OCS") for the development of certain products. The Company generally may receive from the OCS 20% to 66% of certain research and development expenditures for particular projects. Under the terms of Israeli Government participation, a royalty of 3% to 5% of the net sales of products developed from a project funded by the OCS is generally required to be paid, beginning with the commencement of sales of products developed with grant funds and ending when 100% to 150% of the grant is repaid. The Company has paid in the past, and currently pays, royalties on sales of such products. Terms of Israeli Government participation also require that the research and development be conducted by the applicant for the grant as specified in the grant application and that the manufacturing of products developed with government grants be performed in Israel, unless a special approval has been granted. Separate Israeli Government consent is required to transfer to third parties technologies developed through projects in which the government participates. Such restrictions, however, do not apply to exports from Israel of products developed with such technologies. From time to time the Government of Israel has revised its policies regarding the availability of grants and participation, and there can be no assurance that the Government's support of research and development will continue in the future. In addition, in order to be eligible for the governmental grants, programs and tax benefits, the Company must continue to meet additional certain conditions, including making certain specified investments in fixed assets. Should the Company fail to meet such conditions in the future, it could be required to refund grants or tax benefits already received (together with interest and certain inflation adjustments). Although the Company expects that the Approved Enterprise status of its facilities and programs will continue, the termination or reduction of certain grants, programs and tax benefits (particularly benefits available to the Company as a result of the Approved Enterprise status of substantially all of the Company's facilities and programs) could have a material adverse effect on the Company's results of operations and financial condition. See Note 16G(2) of Notes to Financial Statements.

In May 1999, Israeli Ministry of Finance decided to place limits on the funds OCS grants to Israel's 24 largest companies. The full extent of the decision is unknown, however it may have a material adverse effect on the Company's results of operations.

The following table shows, for each of the periods indicated, the gross research and development expenses of the Company, the portion of such expenses that were funded by the Israeli Government (primarily through the OCS) and BIRD-F, and the net cost to the Company of its research and development expenses:

                                                                                      Year ended December 31,
                                                                                      -----------------------
                                                                  1997      1998       1999            1999
                                                                 (Adjusted NIS in thousands)     ($ in thousands)

Gross research and development expenses.....................    552,262    583,778    443,367         106,758
Portion funded by the Israeli Government and BIRD-F(1)......     45,665     56,180     15,645           3,767
                                                                -------    -------    -------         -------
Net research and development expenses.......................    506,597    527,598    427,722         102,991
                                                                =======    =======    =======         =======

--------------------------

(1)  Net of royalties.


Competition

In 1999, the majority of the Company's revenues from Telecommunication Equipment, Defense Electronics and Agrochemicals businesses were derived from international sales. The companies comprising these businesses are focusing on developing new markets to increase international sales. The worldwide marketing of products in each of these businesses is highly competitive and certain competitors are substantially larger and have substantially greater financial, production and research and development resources, more extensive marketing and selling organizations, greater name recognition and longer selling experience than the Company. Some of the competitors are also able to provide their customers with more direct financing or greater access to long-term, relatively low-cost government loans to finance equipment purchases.

Patents and Intellectual Property

Companies in the Koor Group own and control a substantial number of patents, trade secrets, confidential information, trademarks, trade names and copyrights which, in the aggregate, are of material importance to the Company's business. Management is of the opinion that the Koor Group's business, as a whole, is not materially dependent upon any one of such assets or any related group of such assets. The Koor Group is also licensed to use certain patents and technology owned and controlled by others, and, similarly, other companies are licensed to use certain patents and technology owned and controlled by the Koor Group.

The IMDF retains (and, in certain limited circumstances, certain of the Company's other customers, including the United States Government, may retain) certain rights to technologies and inventions resulting from the Company's performance as a prime contractor or subcontractor under certain contracts and may disclose such information to third parties, including other defense contractors who may be competitors of the Company. When the IMDF and, in certain limited circumstances, certain of the Company's other customers, fund research and development, they usually acquire rights to data and title to inventions and the Company may retain a non-exclusive license for such inventions. In certain circumstances, the IMDF and some of the Company's other customers are entitled to receive royalties in respect of the sale of products, the development of which was financed by those entities. However, if the IMDF or one of the Company's other customers purchases only the end product, the Company normally retains the principal rights to the technology.

Regulation

The Company's diverse businesses are subject to significant statutory and administrative regulation in the various jurisdictions in which the Company operates throughout the world. Among the regulations to which the Company is subject are those described below.

Monopoly and Pricing Regulations

In connection with the purchase of Koor shares by the Claridge Group, and the application submitted to the Restrictive Trade Practices Controller regarding the merger of Koor and the Claridge Group, the Controller, in his approval to the merger on October 1997, imposed several restrictions upon Koor. These restrictions were cancelled following Koor's sale of its interest in Mashav.

Koor or other subsidiaries or affiliates of Koor may be declared monopolies or otherwise be subject to certain legal obligations and restrictions established by the Restictive Trade Practices Controller or by the Restrictive Business Practices Court (the "Court") in the event that the market share of these companies exceeds certain prescribed limits.

Environmental, Health and Safety Matters

General. The Koor Group is subject to laws and regulations concerning environmental, product safety, health and safety matters, and regulation of chemicals in countries where it manufactures and sells its products. These requirements include regulation of the handling, manufacture, transportation, use and disposal of materials, including the discharge of pollutants into the environment. In the normal course of its business, the Company is exposed to risks relating to possible releases of hazardous substances into the environment, which may cause environmental or property damage or personal injuries. In Israel, where the Company maintains its principal production facilities, losses and damages relating to continuous environmental pollution are currently uninsurable.

It is the Company's policy to comply with environmental product safety, health and safety requirements, and to provide workplaces for employees that are safe and environmentally sound, and that will not adversely affect the health or environment of communities in which the Company operates. From time to time, the Company's facilities may be subject to environmental compliance actions and the resolution of such matters has in the past involved the establishment of certain compliance programs. Israeli legislation enacted in 1997 amended certain environmental laws by authorizing the relevant administrative and regulatory agencies to impose certain sanctions, including issuing an order against any person that violates such environmental laws to remove the environmental hazard. In addition, such law imposes criminal liability on the officers and directors of a corporation that violates such environmental related laws, and increases the monetary sanctions that such officers, directors and corporations may be ordered to pay as a result of such violations. The Company has established worker safety programs and procedures in its plants, which the Company believes are reasonable under the circumstances, and the Company believes that its experience relating to worker accidents is generally consistent with industry-wide experience. Furthermore, the Company believes that it is not currently subject to material liabilities for non-compliance with applicable environmental, health and safety laws, although there is a risk that legislation enacted in the future could create liabilities for past activities undertaken in compliance with then-current laws and regulations or that there may be environmental damage of which the Company is not aware.

In addition to the specific matters described below, at a number of locations at which certain of the businesses have conducted manufacturing operations for many years, it is possible that contamination may exist as a result of on-site waste disposal, spills, use of wastewater treatment ponds, or other historical practices. While in recent years industrial solid wastes generally have been disposed of at a central State-authorized disposal facility in Ramat Hovav, this central facility was not available to Israeli industry during earlier periods of operation. It is unclear whether any existing conditions on any Company-owned property will require significant redemption or cleanup in the future, and the Company cannot speculate about the timing or potential costs associated with such cleanup. It is possible, however, that material expenditures could be required with respect to these past practices.

In recent years, the operations of the Company's businesses have become subject to increasingly stringent legislation and regulation related to occupational safety and health, product registration and environmental protection. Such legislation and regulations are complex and constantly changing, and there can be no assurance that such regulatory changes in the future will not require the Company to make significant capital expenditures to modify, supplement or replace equipment, or to change methods of disposal or discharge, or the manner in which the Company manufactures products or operates its businesses. In Israel, in particular, the Company anticipates that increasingly stringent requirements will result in substantial expenditures, particularly for improvements of environmental controls at older facilities. The Company has generally adopted, or intends to adopt in its newer facilities, environmental control standards comparable to those set by the German Technische Anleitung Luft air emission regulations. These regulations set forth strict controls on air emissions from industrial facilities. The Israeli government has looked to these standards as a basis for upgrading its air pollution requirements and has applied the standards to some, but not all, facilities in Israel.

The Company regularly incurs capital expenditures and operating costs to comply with various environmental, health and safety laws and regulations. The costs related to environmental matters may increase significantly in the future if the implementation of new environmental standards in Israel is more rapid or stringent than currently anticipated by the Company, or if contemplated pollution control measures do not achieve the desired results.

MA Group. The distribution and use of agricultural chemical products, including crop protection chemicals such as those produced by the Agrochemicals business, are regulated in most parts of the world, requiring extensive testing, quality control and compliance with registration procedures. The strictest standards are applied in the United States, where the Environmental Protection Agency ("EPA") is the leading regulator, and in Japan and Western Europe. The granting of a registration involves consideration of health, safety and environmental issues, as well as the performance and benefits of the product. The registration for an agricultural chemical product in the U.S. and in Western Europe is often subject to data call-in or process. Usually, updating the registration necessitates the submission of additional data by the Company. Re-registrations, which permit the continued sales of pesticides for an additional period, are frequently granted as a matter of course, subject to compliance during the term of the registration period. While Makhteshim and Agan are not aware of any immediate intent to cancel any of their registrations, there can be no assurance that the Company might not face a revocation process or encounter difficulties in renewing the registrations for its products for additional periods.

From time to time, some of the Company's agrochemical products are subject to legislative or other initiatives to curtail or regulate their use due to environmental, health or safety concerns.

Registration expenditures for the MA Group in each of the last two years averaged approximately $20 million. The Company believes that its registration expenditures in the future will increase, based on the stricter standards that are expected to be applied in countries where the Company sells its products. As a result of the foregoing developments and obligations, virtually all of the Company's businesses in recent years have spent significant amounts on operation and maintenance, as well as under capital programs to address increasingly stringent requirements with respect to environmental, safety, and health protection concerns.

Agan expects to invest approximately $20 million over the next five years in biological wastewater treatment facilities, pollution control equipment and other environmental related matters.

Pursuant to recent analysis of underground sub-layers in Ramat Hovav, where one of Makhteshim's plants is located, signs of possible contamination were discovered. Further surveys are being conducted in conjunction with other plants in Ramat Hovav by certain University institutions, and Makhteshim has undertaken to finance one-third of the $1.2 million research expenses. At this stage, Makhteshim cannot assess the possible cost it might incur in respect of the above, should a solution be found and implemented.

Defense and Government Contracts

The businesses of the Company which sell their products to military and governmental markets are subject to various statutes, regulations and administrative rules governing defense and government contracts and the manufacture and sale of defense products in the United States, Israel and other countries, including the following:

Defense Electronics subsidiaries export a number of military systems and products in accordance with the military export policy of the State of Israel. Current Israeli policy encourages exports to approved customers of military systems and products similar to those manufactured by the Company, provided that such exports do not run counter to Israeli Government policy, including national security considerations. A permit is required to initiate a sale proposal and an export license is necessary for the actual sale transaction. To date, the Company has not encountered significant difficulties in obtaining or retaining the necessary permits or licenses, but no assurance can be given that the Company will continue to be able to obtain or retain such permits or licenses or, that one or more permits or licenses will not be revoked, or that governmental policy with respect to military exports will not be altered. Difficulties in obtaining or retaining such permits or licenses, if encountered in the future, could have a material adverse effect upon the Company.

In addition, the revocation of a required permit or license after having been granted would likely preclude the Company from fulfilling its contractual obligations. In such a case, the Company might be unable to assert the defense of force majeure (or a similar defense) relating to any resulting breach of contract claim and might therefore be held liable for damages, or subject to other penalties. Substantial damages arising from such a claim could have a material adverse effect upon the Company's results of operations and financial condition. In addition, suspension or debarment of the Company as a government contractor is among the possible penalties imposed for defaulting on a contractual obligation due to the revocation of a license.

Joint Ventures, Subcontracting and Teaming Arrangements. Certain military projects of the Company are conducted under joint ventures, subcontracting or other "teaming" arrangements pursuant to which the Company is responsible for a portion, but less than all, of a project. In certain of such instances, the Company is not permitted to participate, or even assist, in that portion of the project for which it is not responsible. Notwithstanding the foregoing, in the event of a termination of, or a default under, certain prime contracts or subcontracts (whether or not the Company is a party to such prime contract or subcontract), including a termination for cause or convenience or a default on the part of a joint venture, prime contractor, subcontractor or "teaming" partner (for which termination or default neither the Company nor such other person is responsible and which termination or default may be beyond the control of the Company and such other person), the Company might be held liable for damages, or subject to other penalties, which could be very substantial and might have a material adverse effect on the Company's results of operations and financial condition. Moreover, certain joint ventures, subcontracting or other "teaming" agreements to which the Company is a party, deny or limit the right of the non-defaulting party to seek damages or indemnification from the defaulting party in such circumstances.

Contract Financing. There are various types of financing terms applicable to defense contracts (and in some cases, large telecommunications contracts). In some cases, the Company receives progress or milestone payments according to a percentage of the progress in performance or achievement of specific milestones. In certain cases, work is performed prior to receipt of any payment, which means that the Company finances the project. In other cases, the Company receives advances prior to incurring the cost of fulfilling the contract, which creates a positive project cash flow. In this latter case, the customer normally requires financial guarantees against advances paid. The Company often receives substantial advances from its customers. In the event that a contract under which an advance has been paid is canceled, the Company may be required to return all or a portion of such advance to the customer. If sales had been recognized under such a contract, such cancellation could cause losses to the Company that might have a materially adverse effect on the Company's results of operations and financial condition.

Fixed Price Contracts. Approximately 90%-95% of the Company's defense contracts are made on a fixed price basis. Such contracts are subject to the risk that actual costs may exceed those anticipated at the time the contracts are executed, particularly when the products to be sold pursuant to the contracts require a substantial amount of development.

Employees and Labor Relations

The Company is subject to various Israeli labor laws, collective bargaining agreements, Israeli labor practices, as well as orders extending certain provisions of collective bargaining agreements between the Histadrut (currently the largest labor organization in Israel) and the Coordinating Bureau of Economic Organizations (the federation of employers' organizations). Such laws, agreements and orders are of wide scope, including minimum employment standards (including, among other things, working hours, minimum wages, vacation and severance pay), and special issues, such as equal pay for equal work, equal opportunity in employment, and employment of women, youth and army veterans. Currently, all of Koor's employees have individual employment agreements with Koor.

According to the National Insurance Law, Israeli employers and employees are required to pay predetermined sums to the National Insurance Institute, an organization similar to the United States Social Security Administration. These contributions entitle the employees to benefits during periods of unemployment, work injury, maternity leave, disability, reserve military service, and bankruptcy or the winding-up of the employer, in addition to health insurance. The National Health Insurance Law 1994 imposes a health tax at a rate of 4.8% of the base wage.

The collective bargaining agreements of the Company's subsidiaries cover a term of one to three years or are for an indefinite period. Upon expiration of the term of an agreement, and pending negotiations for extension, the provisions of the agreement remain in force unless one of the parties gives a notice of termination or a new collective agreement is signed. Management believes that, upon expiration of such existing agreements, its subsidiaries will be able to negotiate, without material disruptions to the Company's business, satisfactory new agreements. However, there can be no guarantee that satisfactory agreements will be reached in each subsidiary or that the negotiation of such agreements will not generate material disruptions to the Company's business.

In 1999, total labor costs of the Koor Group (including temporary employees) amounted to approximately NIS 2,687 million, which represented approximately 25.2% of the Koor Group's total revenues. The majority of the Koor Group's labor costs are denominated in NIS and are affected by the periodic changes in the inflation rate in Israel.

The future success of the Company will depend significantly upon its ability to attract and retain highly skilled and qualified personnel. Although competition for such personnel is generally intense, the Company believes adequate personnel resources are currently available in Israel.

In October 1994, a claim seeking declaratory relief was filed by the Engineering Workers Union against Telrad in the Tel-Aviv Regional Labor Court, demanding the recognition and application of the wage tables contained in the collective bargaining agreement signed in 1993 and 1994, between the Engineering Workers Union and the employers in the public service sector. On January 31, 1996, the Tel-Aviv Regional Labor Court rejected the above claim on the grounds that the Koor Agreement from 1994 is not a collective agreement and, therefore, not enforceable by the Engineers Union. The Engineers Union has appealed the decision to the National Labor Court. The appeal was heard and the parties are awaiting the Court's decision. Telrad's management believes, based upon an opinion of counsel, that the claim of the Engineering Workers Union is deficient in a number of significant ways and that Telrad's chances of prevailing are good, in view of its defenses.

At the opening of the hearing of the appeal, the Histadrut submitted a petition that Koor be added as a party to the proceedings. Koor contested the petition. The National Labor Court has not yet made a determination on this issue. In the opinion of Koor's legal counsel, Koor has strong arguments against the Histadrut's petition and under the prevailing law there is no basis to grant the petition to add Koor as a party to the proceedings.

In April 1996, the Lod Workers Council, on behalf of Telrad's Committee of Monthly Workers, filed in the Regional Labor Court a claim concerning the application of wage tables applicable in the public service sector, to Telrad monthly employees. The parties to the litigation agreed to stay the proceedings until the National Labor Court decides on the appeal of the Engineering Workers.

In 1999, a claim was filed against Telrad by company employees who are members of the company's workers committee. They are suing to examine Telrad's accounts so that they can calculate the distribution of earnings to employees. They are also suing for a declaratory judgment in order to require Telrad to prepare new accounts for the distribution of earnings. In addition, an application was filed to recognize the plaintiffs as the representatives of all of Telrad's workers and employees. In response, Telrad filed an application, as agreed, to extend the date for submission of its response on the grounds that another proceeding is pending between the parties in which the matter of a class action has also arisen. This application was accepted.

Risk Factors

In addition to the other information in this Annual Report on Form 20-F, the following risk factors should be carefully considered in evaluating the Company and its businesses.

Certain statements included in this Annual Report, which use the terms "estimate," "project," "intend," "expect" and similar expressions are intended to identify forward-looking statements within the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated by such forward-looking statements, including the factors set forth herein and elsewhere in this Annual Report. See "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations." Because of time and other factors affecting the Company's operating results, past historical performance should not be used as an indicator of future performance, and investors should not use historical trends to anticipate results or trends in future periods.

Dependence on Subsidiaries and Affiliates for Dividends and Management Fees. Koor conducts its business primarily through its wholly and partially owned subsidiaries, and is dependent upon management fees and cash distributions from its subsidiaries and affiliates as a source of cash flow for funding its corporate level activities. Koor received management fees in the amount of NIS 65 million and of NIS 63 million in 1999 and 1998, respectively, pursuant to management agreements between Koor and certain subsidiaries and affiliates. In addition, in 1999 Koor received NIS 1,540 million in dividends from subsidiaries and affiliates, of which NIS 1,131 million was received from Tadiran, including with respect to sales of interests in subsidiaries, and NIS 355 million was received from Mashav. In 1998, dividends received by Koor aggregated NIS 1,298 million, of which NIS 543 was received with respect to sales if interests in subsidiaries and NIS 422 due to the delisting of Tadiran. In recommending dividends and approving management fees, the directors and applicable committees of each subsidiary must take into consideration (i) Israeli corporate law, (ii) tax exemption for undistributed profits under the Investment Law (as defined below), (iii) the provisions of the charter documents of the subsidiary,
(iv) the best interests of such subsidiary, and (v) any restrictive covenants that may be contained in financing or other agreements of such subsidiary. Certain of Koor's subsidiaries are subject to certain dividend payment restrictions derived from such certain subsidiaries' partnership structure organizational documents, credit agreements and tax considerations. Koor's other principal sources of funds are from bank loans and sales of assets, including shares of Koor's subsidiaries. In the event that Koor was to experience a substantial reduction in the level of payments of dividends and management fees, there can be no assurance that alternative sources of cash flow will be available to Koor to carry out certain of its investment plans, to pay dividends on its capital stock and to service its debt.

In addition, all unsecured indebtedness of Koor is effectively subordinated to all liabilities, including trade payables of Koor's subsidiaries. Any right of Koor to receive assets of its subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of Koor's indebtedness to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that Koor is itself recognized as a creditor of such subsidiary, in which case the claims of Koor would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by Koor. Under Israeli law, certain indebtedness of a company under liquidation, including certain indebtedness resulting from an employment relationship or tenancy and certain indebtedness resulting from governmental and municipal tax liabilities may rank prior to other unsecured indebtedness.

Necessity to Develop and Introduce New Products in the Telecommunication Equipment and Defense Electronics Businesses; Reliance on Licensed Technology. For the years ended December 31, 1999 and 1998, the Telecommunication Equipment and Defense Electronics Businesses accounted for approximately 33.1% and 39.0% of Koor's consolidated revenues, respectively, in each of these years. In addition the investment in ECI and BVR accounted for 91% of the investments in investees. The businesses and markets in this segments are characterized by rapid technological development. Consequently, the ability to anticipate changes in technology and to develop and introduce new and enhanced products incorporating such new technologies on a timely basis will be significant factors in the ability of the businesses in the Telecommunication Equipment and Defense Electronics Businesses to grow and to remain competitive. Telrad, Elisra and ECI establish their own research and development priorities and budgets. In addition, certain of Telrad's products have been based on technology licensed from Nortel. As a result, the Company's ability to introduce new and enhanced products has been partially dependent on Nortel continuing to provide advanced technology to Telrad. However, following the completion of the establishment of Nortel Israel and the related change in Telrad's business, such reliance shall be substantially reduced. In addition, one of the Company's objectives is to continue to seek to apply certain of the advanced technologies developed in its Defense Electronic Businesses to new commercial products. However, there can be no assurance that such technologies will be successfully applied or that markets will develop for such products. See "-The Telecommunication Equipment and Defense Electronics Businesses."

Reliance on the Expiration of Patents and Need for Regulatory Approval in the Agrochemicals Industry. For the years ended December 31, 1999 and 1998, Agrochemicals business accounted for approximately 33.2% and 26.4% of Koor's consolidated revenues, respectively. The MA Group specializes in the improvement and production of agrochemical generic products, which are products that are based on expired patents. Development of new generic products requires substantial expenditures for research and development, product registration, construction of production lines and marketing in support of new product introduction. An important component for the growth of the Agrochemicals business is the successful introduction of new generic chemical products to the market in a timely manner (promptly after patents expire). Reintroduction of any new legislation to extend the life of patents on chemical products could adversely affect the ability of the Agrochemicals business to introduce new products.

Also, most countries require the Company to obtain regulatory approval prior to selling newly introduced products, which is both time consuming and expensive. Any delay in the development or introduction of new products or in obtaining regulatory approval from the countries where the Agrochemicals business markets its products may have a material adverse effect on the Company's results of operations and financial condition. In addition, new developments in the field of trans-genetic plant species that are toxic to insects and plant species that are resistant to fungal disease may have an adverse effect on sales of the Agrochemicals business. See "Agrochemicals Business" and "Regulation."

An Investigation of the Office of Restrictive Trade Practices. Koor or other subsidiaries or affiliates of Koor may be declared monopolies or otherwise be subject to certain legal obligations and restrictions established by the Israeli Restrictive Trade Practices Controller or by the Court. See "-Regulation-Monopoly and Pricing Regulations." On December 13, 1998 the Controller announced in a press release that the Investigations Department of the Antitrust Authority has concluded the investigation regarding allegations of illegal restrictive arrangements between Koor, TTL, Telrad, Bezeq and Bezeqcall Communications Ltd. in the field of the supply of public switches and in the N.S.R. area. According to the announcement, the investigators recommend indicting some of the examinees regarding some of the allegations investigated, and the Legal Department of the Antitrust Authority will decide if offenses were in fact committed and if there is a sufficient evidential basis for trial. As of June 15, 2000, no details were released about the findings of the Legal Department. Under the Law, a fine may be levied against an entity that has violated the Law. There is also the possibility of negative repercussion in the civil domain, should it be proven that violations have indeed been committed. The management of the Company and its subsidiaries, after consultation with their legal counsel, are in the opinion that, at this stage, as long as the results of the Controller examinations have not yet been published, it is not possible to assess the possible developments in this matter, nor to evaluate if a significant loss is expected to result, if at all.

Dependence on Key Customers and Supplier. Telrad has been substantially dependent upon its relationship with Nortel as a key supplier of technology and as a key customer of Telrad's products. For the years ended December 31, 1999 and 1998, approximately 7.8% and 4.2%, respectively, of Koor's consolidated revenues and 43.2% and 36.8%, respectively, of Telrad's revenues were derived from sales to Nortel. This dependence will be substantially reduced after completion of the transaction with Nortel and Nortel Israel. See "Telecommunication Equipment Business - Telrad."

Future Military Spending. For the years ended December 31, 1999 and 1998, sales of military products accounted for approximately 10.9% and 14.6%, respectively, of Koor's consolidated revenues. A decline in worldwide military spending may have material adverse effect upon the Company's results of operations and financial condition. Both in Israel and worldwide, demand for military products has been generally declining during the past few years.

Exchange Rate Fluctuations and Impact of Inflation in Israel. Koor's, major subsidiaries and affiliates make significant portions of their sales outside of Israel in dollars or other non-Israeli currencies and incur significant portions of their expenses in NIS, and some subsidiaries and affiliates whose sales are principally in NIS incur expenses in dollars or in other non-Israeli currencies. For example, a significant portion of the revenues of the Telecommunication Equipment, Defense Electronics and the Agrochemicals businesses are in dollars, whereas a significant portion of expenses of these businesses are incurred in NIS and generally linked to the Consumer Price Index (the "CPI"). In addition, certain borrowings are linked to the dollar or other non-Israeli currencies or to the CPI. However the rate of inflation in Israel in the past years is gradually declining. During the calendar years 1997 and 1998 the annual rate of inflation was approximately 7.0% and 8.6% respectively while the NIS was devalued against the dollar by approximately 8.8% and 17.6% respectively. In 1999, the annual rate of inflation increased approximately 1.3%, while the NIS appreciated against the dollar by approximately 0.2%. Continued inflation in Israel and the delay in or lack of any devaluation of the NIS in relation to the dollar and other currencies may have a material adverse effect on the Company's results of operations and financial condition. See "Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations-General."

During 1999, the local currency in Brazil was devalued in relation to the dollar by approximately 48% and the currency rate was extremely volatile during this period. Until the third quarter of 1999 most of the customer debts of Milenia in Brazil were linked to the exchange rate of the dollar. During the third quarter, owing to the sharp cumulative rise in the exchange rate of the local currency against the dollar, the customer market in Brazil no longer accepted linkage to the dollar and therefore customer balances, net of Milenia in Brazil as of December 31, 1999 amounting to a total of $140 million are not linked to the dollar. The MA Group has entered into a hedging arrangement for $65 million to offset this exposure.

To compensate for inflation in Israel and changes in the relative value of Israeli currency compared to the dollar and other currencies, Koor and certain of its subsidiaries and affiliates have adopted financial strategies, including entering into foreign currency transactions with respect to certain specific commitments and general hedging transactions with respect to monetary assets and liabilities denominated in non-Israeli currencies (including Brazilian currency). There can be no assurance, however, that such activities, or others that may be from time to time undertaken by the Koor Group, will eliminate the negative financial impact of such fluctuations. See Note 21B of Notes to Financial Statements and "Item 9A. Quantitative and Qualitative Disclosures About Market Risk."

Operations in Israel; Political and Military Conditions; Economic Conditions. Koor and its principal subsidiaries are incorporated under the laws of the State of Israel, where their principal offices and substantial portion of the Koor Group's operations are located. The Company is directly influenced by the political, economic and military conditions affecting Israel. Accordingly, any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its present trading partners, a significant increase in inflation or a significant downturn in the economic or financial condition of Israel could have a material adverse effect on the Company's business, results of operations and financial condition. Despite the progress towards peace between Israel, its Arab neighbors and the Palestinians, there remain a number of countries which restrict business with Israel or Israeli companies. There can be no assurance that restrictive laws or policies directed toward Israel or Israeli businesses will not have an adverse impact on the expansion of the Company's business.

Year 2000 Issue. The "Year 2000 issue" refers to the use by many computer hardware and software systems of only two digits to represent the calendar year. As a result, these systems and programs may not process dates beyond 1999, which may cause errors in information or systems failures. The Company believes it has taken all reasonable and prudent steps to protect its assets and operations from the impact of the Year 2000 Issue. To date there have been no known adverse effects on any of the Company's operations or offices. While the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 Issue that may affect the Company have been fully resolved. The Company believes that exposure to business disruption remains, but does not expect it would have a material impact on the Company's results of operations, liquidity and financial condition.

ITEM 2.   DESCRIPTION OF PROPERTY

Koor's headquarters are located in the Platinum building at 21 Ha`arba`ah St., Tel-Aviv, Israel where Koor owns an aggregate of 18,000 square feet of office space. Koor purchased this facility in 1998.

The manufacturing facilities of the Koor Group companies are located throughout Israel. Major concentrations are in the Beersheva/Ramat Hovav area in the south and the Tel Aviv-Petach Tikva-Holon- Ramla-Lod-Ashdod area in the central part of Israel. The Company owns its major manufacturing plants, facilities, machinery and equipment. In addition, the Company leases certain manufacturing and office facilities.

Most of the industrial land utilized by the Company is under 49-year leases from the Israel Lands Authority (in a significant number of cases with options for an additional 49 years). Land rent on uncapitalized leases is generally equal to 4% of the value of the land per annum and is subject to revaluation every seven years.

The Company believes that, in general, it has sufficient plant capacity for its current level of operations and that it has the ability to expand its plant capacity when required.

ITEM 3.   LEGAL PROCEEDINGS

For a discussion of the Company's employee relations and certain legal activity in connection therewith, see "Item 1. Description of Business-Employees and Labor Relations."

For a discussion of the investigation of the Restrictive Trade Practices Controller concerning Tadiran and Telrad, see "Item 1. Description of Business - Risk Factors.

The companies that comprise the Koor Group are involved in various other litigation proceedings incidental to the Company's business, see Note 18a of Notes to Financial Statements. Management does not believe that any of such proceedings will have a material adverse effect upon the Company.

ITEM 4.   CONTROL OF REGISTRANT

The following table sets forth certain information regarding the ownership of Ordinary Shares as of June 1, 2000, with respect to: (i) each person known by Koor to own more than 10% of the outstanding Ordinary Shares, and (ii) all officers and directors of Koor as a group.

                                                                                  Number of                Percentage of
                                                                               Ordinary Shares      Outstanding Ordinary Shares
                                                                             Beneficially Owned       Beneficially Owned(1)(2)

Claridge Group (3)....................................................           5,389,573                  34.70%
Hapoalim Properties (Shares) Ltd. (a subsidiary of Bank Hapoalim).....           3,180,279                  20.48%
Officers and Directors as a Group (19 persons)........................             225,023(4)                1.43%

-----------------------

(1) Based upon 15,459,199 Ordinary Shares issued and outstanding on June 1, 2000, which amount excludes 442,208 Ordinary Shares reacquired by Koor through May 2000 under Koor's Board resolution to use $50 million for reacquiring Koor's Ordinary Shares and 624,577 Ordinary Shares owned by Koor Trusts (1995) Ltd. that do not confer voting or distribution rights. See Note 20 to the Financial Statements. The respective numbers of Ordinary Shares listed as beneficially owned in the table above, and the percentage of outstanding Ordinary Shares represented thereby, do not give effect to
     (i) the conversion of NIS 93,740,446 aggregate principal amount of Series F convertible debentures into 284,062 Ordinary Shares, and (ii) Ordinary Shares issuable upon exercise of options granted pursuant to the 1997 and 1998 Plans, which are exercisable within 60 days of this Annual Report. See "Item 12. Options to Purchase Securities from Registrant or Subsidiaries", and Note 20C to the Financial Statements.

(2) As of June 1, 2000, certain subsidiaries of Koor held an aggregate of 182,436 Ordinary Shares and 12,927,374 deferred shares of Koor, par value NIS 0.001 per share (the "Deferred Shares"). Holders of Deferred Shares are only entitled to receive the nominal paid-up value of the Deferred Shares in the event of the winding up of Koor, subject to prior payment of the nominal paid-up value of the Ordinary Shares to the holders of Ordinary Shares. The holders of the Deferred Shares do not have any voting rights and they are not entitled to participate in the distribution of dividend of any kind.

(3)  The Claridge Group holdings are comprised as follows:

     a) Claridge Israel L.L.C., a Delaware limited liability company, which holds 4,542,333 Ordinary Shares. Claridge Israel L.L.C. is owned by the following two different trusts, whose beneficiaries are relatives of Charles Bronfman, Koor's Chairman of the Board:

          I. Charles Bronfman Trust - a trust established under the laws of the U.S.A. (primarily) for the benefit of Charles R. Bronfman and Ellen J. Bronfman Hauptman and her issue;

          II. Charles R. Bronfman Trust - a trust established under the laws of the U.S.A (primarily) for the benefit of Charles R. Bronfman and Stephen R. Bronfman and his issue.

     b) Anfield Ltd., a company registered in Israel, which holds 847,240 Ordinary Shares. Anfield Ltd. is owned by Jonathan Kolber, Koor's Chief Executive Officer and Vice Chairman of the Board of Directors.

          The holdings of the Claridge Group in Koor shares were pledged in favor of Bank Hapoalim as a guarantee for a loan that was given to the Claridge Group by Bank Hapoalim.

          Pursuant to certain restrictions under an amendment to the Banking (Licensing) Law 1981, with respect to non bank-holdings held by banking corporations, on July 12, 1998, the Claridge Group and Bank Hapoalim, on behalf of Hapoalim Properties (Shares) Ltd., signed certain agreements concerning their holdings in Koor, the principles of which are:

          (i) Bank Hapoalim was granted a put option to sell to the Claridge Group its holdings in Koor which are in the excess of 20%. The put option is exercisable from January 1, 1999 until December 1, 1999. The Bank exercised the put option with respect to 364,038 shares and the Claridge Group acquired such shares in December 1999.

          (ii) The Claridge Group was granted a right of first refusal in respect of Bank Hapoalim's holdings in Koor of up to 20% ("the remaining shares of Bank Hapoalim"). Should the Claridge Group not exercise the above right, and Bank Hapoalim desires to sell its remaining shares to any third party, Bank Hapoalim will have the right to demand that the Claridge Group sell to that particular third party up to 5% of its holdings in Koor shares, to the extent these holdings exceed 32.5% of Koor's capital, in order to enable that particular third party to purchase a total of up to 25% of Koor Shares. In that case, the price per Ordinary Share owned by the Claridge Group will be the higher of $142.50 or the price at which Bank Hapoalim sells its remaining shares to that particular third party. Such right will expire should Bank Hapoalim's holdings in Koor shares be lower than 19%, under circumstances stipulated in the agreements; and

          (iii) As long as the Claridge Group has the power to nominate the majority of Koor's Board members, and as long as Bank Hapoalim holdings in Koor will not fall below 5%, then the Claridge Group is committed to vote for the appointment of members recommended by Bank Hapoalim to the Koor Board of Directors, at graduated rates of 10%-25% of the members.

4) Includes options to purchase Ordinary Shares held by certain officers and directors, exercisable within 60 days of the date of this Annual Report and 40 shares held by one director, and does not include Ordinary Shares held by the Claridge Group and Hapoalim Properties (Shares) Ltd. which may be deemed beneficially owned by certain officers and directors as described in
     Note 3 above.

ITEM 5.  NATURE OF TRADING MARKET

Koor's securities have been listed on the TASE since 1956. Koor's Ordinary Shares have been listed on the TASE since 1991. The Ordinary Shares are not listed on any other stock exchange and have not been publicly traded outside Israel.

In the United States, the ADSs are traded on NYSE under the symbol "KOR" and are evidenced by ADRs. Each ADS represents 0.20 fully paid Ordinary Shares. The ADSs are issued pursuant to a Deposit Agreement entered into by Koor and The Bank of New York, as depository. In addition, the ADSs are quoted on the Stock Exchange Automated Quotation International System operated by the International Stock Exchange of the United Kingdom and the Republic of Ireland Limited (SEAQ).

The table below sets forth for the periods indicated (i) the high and low last reported prices of the Ordinary Shares on the TASE (in nominal NIS), and (ii) the high and low closing sales prices of the ADSs as reported on the NYSE Composite Tape.

                                                                                                           ADS
                                                                                                       Equivalents
                                                                         Ordinary Shares                    (1)
                                                                         ---------------              --------------
                                                            -----------------------------------------  High     Low
                                                                              NIS                        $       $
                                                            -----------------------------------------  ----     ---
                                                                    High                  Low
                                                            -------------------  --------------------
Year ended December 31, 1998:

First Quarter...........................................           448.00               335.00        25.00    18.31
Second Quarter..........................................           484.00               450.00        26.56    23.12
Third Quarter...........................................           469.00               320.00        25.00    16.25
Fourth Quarter..........................................           392.00               268.00        18.50    12.50
Year ended December 31, 1999:
First Quarter...........................................           419.00               341.00        21.44    17.00
Second Quarter..........................................           493.00               417.00        25.13    21.13
Third Quarter...........................................           485.00               359.00        24.75    17.19
Fourth Quarter..........................................           436.00               352.00        21.50    16.00

--------------------

(1) Represents actual sales prices of ADSs, as reported on the NYSE Composite Tape.


As of June 14, 2000, the last reported price of the Ordinary Shares on the TASE was NIS 425.60 and the closing price of the ADSs as reported on the NYSE Composite Tape was $20 5/8.

As of March 31, 2000, 6,747,615 ADSs (representing 1,349,523 Ordinary Shares) were issued and outstanding and represented approximately 8.5% of the total number of issued and outstanding Ordinary Shares of Koor. The ADS's were held of record by 70 registered holders.

The address of The Bank of New York that serves as the depositary for the ADSs is 101 Barclay Street, New York, New York 10286.

Dividend Policy;  Repurchase of Shares

In determining whether to declare a dividend, Koor's Board of Directors may take into consideration, among other things, Koor's profits, business and financial conditions, the economic situation and other conditions, as deemed appropriate by the Board of Directors. As to Koor's dividend payment, see Note 20D to the Financial Statements.

Koor paid an interim dividend for 1999 of NIS 3.60 per Ordinary Share on July 28, 1999, and declared additional dividends for 1999 of NIS 2.70 and NIS 7.80 per Ordinary Share which were paid on January 11, 2000 and April 10, 2000 respectively.

In April 2000, Koor`s Board of Directors approved the purchase of up to $50 million worth of Koor's Ordinary Shares and ADR`s, from time to time, in open market purchases on the Tel Aviv and New York Stock Exchanges. Through May 2000, Koor had purchased approximately $40 million in shares pursuant to such program and wrote a put option exercisable at 14 August, 2000, for 115,000 Ordinary Shares at an exercise price of $92.949 per one Ordinary Share.

ITEM 6.   EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

Under current Israeli regulations, any dividends or other distributions paid in respect of ADSs or Ordinary Shares may be paid in non-Israeli currencies, or, if paid in Israeli currency, will be freely repatriable in non-Israeli currencies at the rate of exchange prevailing at the time of conversion. Because exchange rates between the NIS and the dollar fluctuate continuously, a U.S. shareholder will be subject to the risk of currency fluctuations between the dates when NIS-denominated dividends are declared and paid by the Company in NIS. See "Item
1. Description of Business-Risk Factors-Exchange Rate Fluctuations and Impact of Inflation in Israel."

Neither the Memorandum of Association of the Company nor the laws of the State of Israel restrict in any way the ownership or voting of Ordinary Shares by non-residents, except that certain restrictions may exist with respect to citizens of countries which are in a state of war with Israel.

ITEM 7.   TAXATION

The following discussion represents a summary of certain Israeli tax laws affecting U.S. and other non-Israeli shareholders, for general information only and is not intended to substitute for careful or specific tax planning. To the extent that the discussion is based on legislation yet to be judicially or administratively interpreted, there can be no assurance that the views expressed herein will accord with any such interpretation in the future. This discussion is not intended, and should not be construed, as legal or professional tax advice, and does not cover all possible tax considerations. Each investor should consult his or her own tax advisor as to the particular tax consequences of an investment in the Ordinary Shares including the effects of applicable Israeli or foreign or other tax laws and possible changes in the tax laws.

Under current law, sales of ADSs or Ordinary Shares of the Company are exempt from Israeli capital gains tax so long as they are listed on the TASE or on a stock exchange, such as NYSE, recognized by the Israeli Ministry of Finance and as long as the holder of such securities is an individual or a company wholly-owned by individuals which did not receive trading income in the relevant tax year or which has not claimed a financial expenses deduction in such year. The latter condition with respect to a company wholly-owned by individuals was added as a result of an amendment from October 1998 to the Income Tax (Adjustment for Inflation) Law 1985 (the "Inflationary Adjustment Law"), which extended the applicability of such law to include companies, including non-resident companies which are not wholly-owned by individuals. Taxpayers to whom the Inflationary Adjustment Law does not apply are exempt from tax on profits deriving from the sale of listed securities, as described above. As a result of the amendment, taxpayers to whom the Inflationary Adjustment Law applies, will be liable to tax on the real gain accruing to them at the time of sale of securities. The base cost for calculating the gain will be the market value of the securities on December 31, 1998. Notwithstanding the foregoing, dealers in securities in Israel are taxed at applicable tax rates to ordinary income.

Pursuant to the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended (the "U.S.-Israel Tax Treaty"), the sale, exchange or disposition of ADSs or Ordinary Shares by a person who qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and who is entitled to claim the benefits afforded to such resident by the U.S.-Israel Tax Treaty ("Treaty U.S. Resident") will generally not be subject to Israeli capital gains tax unless such Treaty U.S. Resident held, directly or indirectly, shares representing 10% or more of the voting power of the Company during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions. A sale, exchange or disposition of ADSs or Ordinary Shares by a Treaty U.S. Resident who held, directly or indirectly, shares representing 10% or more of the voting power of the Company at any time during such preceding 12-month period would be subject to such Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits.

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel or received in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares (stock dividends) by the Company, income tax at the rate of 25% is generally withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder's country of residence.

During May 2000, the Public Committee regarding Changes in the Tax System in Israel (Ben Bassat Committee) published various recommendations to reform the tax laws, including recommendations that deal with tax relief on earned income and with taxation income derived from capital and from capital market operations.

According to the recommendations, capital gain from quoted securities of an Israeli company, realised by an individual or a company, to which the Inflationary Adjustment Law does not apply, will be taxable at the rate of 25%. However, according to a clarification which the Ministry of Finance published on May 9, 2000, residents of countries with whom Israel has signed a Treaty for the Prevention on Double Taxation (such as the United States) will be tax-exempt on gains from securities of companies that are listed on a stock exchange (such as the Ordinary Shares and ADR's of Koor). In the case of controlling shareholders who according to provision of the Treaty are liable to capital gains tax in Israel, those person will have to report their income in Israel.

These recommendations are currently under review and there can be no assurance as to whether or not such recommendations will be adopted or whether the final form will differ from the proposals.

ITEM 8.   SELECTED FINANCIAL DATA

Yearly Selected Financial Data

The selected consolidated financial data is derived from the Financial Statements, which have been prepared in accordance with generally accepted accounting principles ("GAAP") in Israel, which differ in certain respects from U.S. GAAP. See Note 28 to the Financial Statements.

The financial data amounts are expressed in adjusted new Israeli shekels ("NIS") or in United States dollars ("dollars" or "$"). For the convenience of the reader, the 1999 data contains translation of NIS into dollars. No representation is made that NIS amounts have been, could have been or can be converted into dollars at the prevailing rate on December 31, 1999, or at any other rate.

All figures have been adjusted to reflect the increase in the Israeli Consumer Price Index and are accordingly all expressed in the terms of the purchasing power at December 1999, and not in the figures as originally reported. See "Item
9. Management's Discussion and Analysis of Financial Condition and Results of Operations."

Unless otherwise stated, the translations of NIS into dollars appearing in this data have been made at the representative exchange rate effective for December 31, 1999 of NIS 4.153 = $1.00 as published by the Bank of Israel, see Note 2B(1) of Notes to Financial Statements. Therefore, it is possible to compute the dollar equivalent of any of the figures in adjusted NIS by dividing such NIS by the rate of exchange at December 31, 1999. See Note 2 of Notes to Financial Statements.

                                                                      Year ended December, 31

                                 --------------------------------------------------------------------------------------------------
                                     1995             1996            1997              1998             1999             1999
                                 -------------    -------------   -------------    ---------------    ------------    -------------
                                                                   Adjusted NIS                                             $
                                 ----------------------------------------------------------------------------------    ------------
                                                               (In thousands, except per share data)
                                 --------------------------------------------------------------------------------------------------

Operating Data:
Israeli GAAP:
Sales                              12,313,596       12,519,342      12,925,375         12,792,316      10,675,301        2,570,503

Gross profit                        2,711,880        2,822,887       3,035,346          2,925,292       2,545,435          612,915

Operating earnings                  1,082,782        1,093,732       1,035,594            711,950         837,870          201,751
Financial expenses, net               148,511          137,569         151,843            251,015         358,289           86,273
Other income, net                      19,411          160,175         117,399           (71,270)         107,228           25,820
Minority interest, net                160,300          249,587         254,530            239,964         (2,472)            (595)
Result of discontinued
 activities, net                       20,581           16,590          15,929             69,420                               -

Net earnings for the year             638,460          692,396         537,337             47,121         549,119          132,222

Earnings per Ordinary
 Share                                  45.70           45.71           35.05                3.07           34.89             8.40

Cash dividends declared
 per Ordinary Share                      5.85            6.41            7.56              13.94            14.13             3.40

U.S. GAAP:
Income before                         656,995          661,760         478,098            41,373          532,424          128,202
 extraordinary item

Net income                            658,025          666,214         480,740             43,190         537,899          129,521
Earnings per Ordinary
 Share                                  47.35            44.09           32.03               2.77           34.20             8.24
Earnings per ADS                         9.47             8.82            6.41               0.55            6.84             1.65

Balance Sheet Data:
Israeli GAAP

Working capital                     2,292,442        2,343,577       3,045,391          3,487,042         910,131          219,150
Total assets                       12,153,753       13,638,925      14,853,291         17,785,548      17,370,600        4,182,663
Short-term debt                     1,520,226        1,829,827       2,186,861          2,730,806       3,559,014          856,975
Long-term debt                      1,811,036        2,024,935       2,103,303          4,695,801       4,070,334          980,094
Shareholder's equity                3,518,056        4,040,471       4,532,206          4,075,918       4,384,714        1,055,795

U.S. GAAP:
Total assets                       12,120,276       13,835,621      15,136,166         17,986,891      17,560,693        4,228,436
Shareholder's equity                3,439,906        3,961,587       4,532,207          4,043,258       4,422,258        1,064,835

Quarterly Selected Financial Data

The selected consolidated financial data set forth below for the three months ended March 31, 1999 and 2000 are derived from the unaudited financial statements of the Company, not included in this annual report which, in the opinion of management, have been prepared on the same basis as the audited Financial Statements and reflect all adjustments (consisting only of normal recurring adjustments) necessary for the fair presentation of the consolidated financial condition and results of operations of the Company at the date and for the periods indicated. All comparative figures have been adjusted to reflect the increase in the Israeli CPI and are accordingly all expressed in the terms of the purchasing power at March 2000, and not as originally reported.

                                                                                                Three Months
                                                                                                   Ended

                                                                                                  March 31,
                                                                                                  ---------
                                                                                        (adjusted NIS in thousands)

                                                                                             1999            2000
                                                                                        --------------- ----------------
Operating Data:
Israeli GAAP:
Sales                                                                                        2,637,891        2,144,712
Gross profit                                                                                   603,069          574,897
Operating earnings                                                                             166,640          239,614
Financial expenses, net                                                                        101,710           57,470
Other income (expenses), net                                                                   (4,067)          306,771
Taxes on income                                                                                 18,565          166,046
Equity in results of affiliates, net                                                            19,287           40,040
Minority interest, net                                                                          14,907           11,778
Net earnings for the period                                                                     46,678          351,131

                                                                                                   March 31,
                                                                                                   ---------
                                                                                                     2000
                                                                                                     ----
                                                                                          (adjusted NIS in thousands)

Balance Sheet Data:
Israeli GAAP
Working capital                                                                                               2,141,387
Total assets                                                                                                 14,986,712
Short term debt                                                                                               1,892,403
Long term debt                                                                                                3,905,344
Shareholders' equity                                                                                          4,615,858

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the Financial Statements and the Notes thereto, which appear elsewhere in this Annual Report. The Financial Statements are prepared in conformity with Israeli GAAP, as applied to Koor's Financial Statements. Israeli GAAP differ in certain respects from U.S. GAAP, as described in Note 28 of Notes to Financial Statements.

General

The Financial Statements are presented in NIS, adjusted to reflect changes in the CPI through the latest balance sheet date. The financial statements of the MA Group, Elisra Group and ECI are prepared in dollars, the functional currency of these companies, which are then translated into NIS at the rate of exchange prevailing at the end of the period. See Note 2B to the Financial Statements. For comparative purposes, financial data of prior periods for these companies are adjusted to reflect changes in the CPI between the prior periods and the most recent reported period. During periods when the rate of inflation in Israel differs significantly from the rate of devaluation of the NIS in relation to the dollar, application of inflation accounting to Koor's Financial Statements creates distortions between the comparative financial data of subsidiaries whose functional currency is the dollar, as reported in the financial statements of those companies and as reflected in Koor's Financial Statements.

Currently, Koor's management is exploring the possibility of preparing Financial Statements in dollars as from April 1, 2000. The presentation in dollars is subject to approval by Israeli authorities, and is conditioned on deriving a majority (approximately 75%) of revenues in dollars and other foreign currency.

In accordance with Opinion No. 57 of the Institute of Certified Public Accountants, the financial statements of companies that were jointly controlled, principally Mashav, which includes the results of Nesher and Taavura, were included in Koor's Financial Statements, in accordance with the proportionate consolidation method. See Note 2C(2) to the Financial Statements.

Transactions between Koor's subsidiaries are entered into on an arm's-length basis and, in management's opinion, generally on terms no less favorable than those available from third parties. See "Item 13. Interest of Management in Certain Transactions."

Impact of Devaluation on Results of Operations and on Monetary Assets and Liabilities

The following table sets forth, for the periods indicated, certain information with respect to the rate of inflation in Israel, the rate of devaluation of the NIS in relation to the dollar and the rate of inflation in Israel adjusted for the NIS-dollar devaluation:

                                                                       Closing                                 Annual
                                  Israeli           Israeli           Exchange             Annual            Inflation
        Year ended                Consumer         inflation         rate of the         devaluation        adjusted for
       December 31,            Price Index(1)       rate(2)           dollar(3)            rate(4)         devaluation(5)
       ------------            --------------      ---------         -----------         -----------       --------------
           1995                    129.4              8.1             NIS 3.135              3.9                4.0
           1996                    143.1              10.6            NIS 3.251              3.7                6.6
           1997                    153.1              7.0             NIS 3.536              8.8               (1.7)
           1998                    166.3              8.6             NIS 4.16              17.6               (8.3)
           1999                    168.5              1.3             NIS 4.153             (0.2)               1.5

----------------------------

(1) For purposes of this table, the CPI figures use 1993 as base equal to 100. These figures are based on reports of the Israel Central Statistics Bureau.

(2) Annual inflation is the percentage change in the CPI in Israel between December of the year indicated and December of the preceding year.

(3) Closing exchange rate is the rate of exchange between the NIS and the dollar at December 31 of the year indicated, as reported by the Bank of Israel.

(4) Annual devaluation is the percentage increase in the value of the dollar in relation to the NIS during the year indicated.

(5) Annual inflation adjusted for devaluation is obtained by dividing the Israeli inflation rate (column 2 plus 1) by the annual inflation rate (column 4 plus 1), minus 1.

Since most of the Company's operations are based in Israel, the Company incurs significant expenses in NIS, which expenses are usually linked, wholly or partially, to changes in the CPI.

The relationship between Koor's monetary assets and liabilities, and the extent to which these are linked to a particular currency or price index, affects Koor's financial results. In the event of a devaluation of the NIS, in relation to the dollar, Koor would report a financial expense to the extent that its dollar-denominated or dollar-linked monetary liabilities exceed its dollar-denominated or dollar-linked monetary assets or, conversely, Koor would report financial income if its dollar-denominated or dollar-linked monetary assets exceeded its dollar-denominated or dollar-linked monetary liabilities. On December 31, 1999, the excess of Koor's foreign currency denominated or linked monetary liabilities over its foreign currency denominated or linked monetary assets was NIS 3,521 million (the majority of which was dollar-denominated or dollar-linked). However, in accordance with applicable accounting rules the effect of changes in the dollar exchange rate on the balance of dollar denominated loans amounting to approximately NIS 1,900 million that were taken to finance acquiring ECI, the MA Group and Tadiran's equity, was charged to Koor's shareholder's equity under "Cumulative foreign currency translation adjustments", rather than being reported as a financial expense.

In addition, Koor and certain subsidiaries have entered into financial agreements with major Israeli banks and other financial institutions in order to reduce the overall exposure of assets and liabilities denominated in foreign currencies, and commitments for the purchase of raw materials and the sale of goods in currencies other than the dollar arising from foreign currency exchange rates. Such agreements include forward sales, purchase contracts, sale options and swap transactions. As at December 31, 1999, the balance of Koor hedging agreements amounted to approximately NIS 1,400 million.

Also, the receipt of divestiture proceeds on January 6, 2000 significally reduced Koor financial debt and overall exposure to currency exchange rates. By the end of February 2000 Koor`s hedging activities of NIS 1,400 million expired and were not renewed.

Koor and its subsidiaries do not hold or issue financial instruments or derivative financial instruments for trading purposes. See Note 21B to the Financial Statements. The caption "Financial expenses, net" in the Financial Statements includes the impact of these factors on monetary assets and liabilities, as well as regular interest expense.

Effective Corporate Tax Rate

Koor does not file a consolidated tax return with its subsidiaries, and is taxed only on its own income. Each subsidiary of Koor files its own tax return, based on its own taxable income. The income tax obligations of Koor and its Israeli subsidiaries are based on earnings determined in nominal NIS for Israeli statutory purposes, adjusted for tax purposes, in terms of end-of-year Israeli currency, in accordance with changes in the CPI. The tax provision in the Financial Statements does not directly relate to income shown on such statements, for the reconciliation between the theoretical and actual tax expense. Non-Israeli subsidiaries are taxed based upon tax laws in their countries of residence. The effective corporate tax rate is affected mainly by tax benefits arising from reduced tax rates applied to Approved Enterprises, utilization of tax loss carryforwards for which no deferred taxes were recorded, the effect of the Inflationary Adjustment Law on Israeli companies, whose functional currency is the dollar and disallowance of provisions for anticipated losses from the sale of assets. The Company's overall effective tax rates for 1997, 1998 and 1999 were 23.6%, 60.0% and 27.6%, respectively. See Note 16G(2) to the Financial Statements.

The following tables summarize certain recent financial information relating to each of the Company's businesses. The tables are prepared on the same basis as that utilized in the Financial Statements. See Note 24 to the Financial Statements.

                                                                                                               Convenience
                                                                                 1998/1997                     Translation
                                                 CPI - adjusted NIS            Changes  CPI - adjusted NIS     into     1999/1998
                                  -------------------------------------------          --------------------   Dollars    Changes
                                       1997        %         1998         %      %         1999         %      1999         %
                                  -------------  ------  ------------- ------ -------- ------------  ------  ---------- ---------
                                 (In thousands)          (In thousands)               (In thousands)       (In thousands)
REVENUES FROM SALES


Telecommunication equipment        NIS 3,408,168  26.37  NIS 3,419,501  26.73    0.3  NIS 2,199,702   20.61  $  529,666  (35.7)
Defense electronics                    1,458,576  11.28      1,572,584  12.29    7.8      1,333,690   12.49     321,139  (15.2)
Agrochemicals                          2,881,212  22.29      3,376,893  26.40   17.2      3,540,922   33.17     852,618    4.9
Buildings and infrastructure
  materials                            1,964,115  15.20      1,645,089  12.86  (16.2)     1,445,878   13.54     348,152  (12.1)
Other                                  3,213,304  24.86      2,778,249  21.72  (13.5)     2,155,109   20.19     518,928  (22.4)
                                   ------------- ------  ------------- ------  -----  -------------  ------  ----------  -----

Total                                 12,925,375 100.00     12,792,316 100.00   (1.0)    10,675,301  100.00   2,570,503  (16.5)

OPERATING EARNINGS:

Telecommunication equipment              299,429  25.59         46,406   5.28  (84.5)       260,662   27.67      62,765  461.7
Defense electronics                      138,126  11.81        167,684  19.07   21.4         69,060    7.33     16,629   (58.8)
Agrochemicals                            359,271  30.70        428,441  48.74   19.3        390,503   41.45      94,029   (8.9)
Buildings and infrastructure
  materials                              202,857  17.34         76,251   8.67  (62.4)       127,210   13.50      30,631   66.8
Other                                    170,317  14.56        160,293  18.24   (5.9)        94,685   10.05      22,799  (40.9)
                                   ------------- ------  ------------- ------  -----  -------------  ------  ---------- ------

Total                                  1,170,000 100.00        879,075 100.00  (24.9)       942,120  100.00     226,853    7.2
                                   ============= ======  ============= ======  =====  =============  ======  ========== ======

CAPITAL EXPENDITURES:

Telecommunication equipment              223,654  22.99        208,106  19.09   (7.0)        67,051    9.50      16,145  (67.8)
Defense electronics                       50,429   5.18         67,772   6.22   34.4         42,888    6.07      10,327  (36.7)
Agrochemicals                            312,166  32.08        340,780  31.25    9.2        277,545   39.31      66,830  (18.6)
Buildings and infrastructure             165,007  16.96        289,308  26.53   75.3        119,455   16.93      28,764  (58.7)
Other                                    221,709  22.79        184,375  16.91  (16.8)       199,078   28.19      47,936    8.0
                                   ------------- ------  ------------- ------  -----  -------------  ------  ---------- ------

Total                                    972,965 100.00      1,090,341 100.00   12.1        706,017  100.00     170,002  (35.2)
                                                 ======                ======  =====                 ======             ======
DISCONTINUED ACTIVITY                     64,053                31,873
CORPORATE ASSETS                           1,870                27,112                       14,052               3,383
                                   -------------         -------------                -------------          ----------

                                       1,038,888             1,149,326                      720,069             173,385
                                   =============         =============                =============          ==========
EXPORTS OF KOOR PRODUCTS
BY BUSINESSES (1)

Telecommunication equipment        NIS 1,755,604  30.27  NIS 2,201,755  33.40   25.4  NIS 1,539,242   27.53    $370,634  (30.1)
Defense electronics                    1,069,771  18.44      1,069,924  16.23    0.0        763,151   13.65     183,759  (28.7)
Agrochemicals                          2,336,356  40.28      2,789,365  42.32   19.4      2,918,533   52.19     702,753    4.6
Building and infrastructure               23,075   0.40         18,641   0.29  (19.2)        12,810    0.23       3,084  (32.3)
Other                                    615,352  10.61        511,554   7.76  (16.9)       357,830    6.40      86,162  (30.1)
                                   ------------- ------  ------------- ------  -----  -------------  ------  ---------- ------

Total                                  5,800,158 100.00      6,591,239 100.00  13.64      5,591,566  100.00   1,346,392  (15.2)
                                   ============= ======  ============= ======  =====  =============  ======  ========== ======

EXPORTS OF KOOR PRODUCTS
BY DESTINATIONS (2)

North America                          1,785,456  30.78      1,907,365  28.94   6.83      1,608,174   28.76     387,232  (15.7)
Europe                                 1,588,563  27.39      2,032,650  30.84  27.96      1,710,133   30.58     411,782  (15.9)
South America                          1,295,826  22.34      1,563,876  23.72  20.69      1,433,075   25.63     345,070   (8.4)
Africa                                    77,826   1.34        176,423   2.68 126.69        129,132    2.31      31,094  (26.8)
Asia and Australia                     1,052,487  18.15        910,925  13.82 (13.45)       711,052   12.72     171,214  (21.9)
                                   ------------- ------  ------------- ------  -----  -------------  ------  ---------- ------

Total                                  5,800,158 100.00      6,591,239 100.00  13.64      5,591,566  100.00   1,346,392  (15.2)
                                   ============= ======  ============= ======  =====  =============  ======  ========== ======

-----------

(1)  Including foreign industrial operations.
(2)  Destination to which shipment is made.

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

The following is an analysis of Koor's consolidated results of operations, which is followed by an analysis of results of operations of each of Koor's businesses.

Revenues. Revenues decreased 16.5% to NIS 10,675 million in 1999 compared to NIS 12,792 million in 1998. Exports and international operations, representing 57.9% of revenues, decreased 14.3% in 1999, primarily due to sales of companies which are no longer consolidated in the framework of consolidated financial statements which was partially offset by increased exports in Telrad and in the Agrochemicals business.

Revenues increased 4.9% in the Agrochemicals business and decreased by 35.7%, 15.2%, 12.1% and 22.4% in the Telecommunication Equipment, the Defense Electronics, the Building and Infrastructure Materials and in the Other Businesses, respectively.

Operating earnings. Operating earnings increased 17.7% to NIS 838 million in 1999 compared to NIS 712 million in 1998. Operating earnings increased 461.7% in the Telecommunication Equipment business and 66.8% in the Building and Infrastructure Materials business. Operating earnings decreased 58.8% in the Defense Electronics business, 8.9% in the Agrochemicals business and 40.9% in the Other Businesses business.

Financing expenses, net. Financing expenses increased 42.6% to NIS 358 million in 1999 compared to NIS 251 million in 1998. The above increase occurred primarily in Koor, as a result of increase in long-term bank borrowings during 1999 and in the MA Group, as a result of significant translation differences between the Brasilian currency and the dollar.

Other income, net. Other income, net amounted to NIS 107 million in 1999 compared to other expenses of NIS 71 million in 1998. Other income in 1999 consisted mainly of NIS 642 million in capital gains derived from from the divestiture of holdings, mainly in Tadiran Com. and Tadiran's software companies (NIS 434 million in income in 1998), net of NIS 206 million in additional provisions for retirement and pension arrangements, in particular in Telrad and MA Group (NIS 269 million in provisions in 1998) and from NIS 266 million in expenses in respect of writing down of assets, mainly United Steel, Hotels and the reorganization program in the MA Group (NIS 232 million in expenses in 1998). Other income, net was partially offset by an amortization of goodwill of NIS 49 million in 1999 ( NIS 27 in 1998) and NIS 53 million provision due to uncertainty in Brasil in 1999.

Taxes on income. Taxes on income decreased 30.8% to NIS 162 million in 1999 compared to NIS 234 million in 1998. Taxes on income as a percentage of income before taxes in 1999 and 1998 were 27.6% and 60.0%, respectively. The decrease in taxes derives mainly from the anticipated utilization of carryforward losses of NIS 129 million in Koor and the decline of the adverse affect of devaluation on the tax expense of subsidiaries the financial statements of which are dollar adjusted. Taxes on income in 1999 include taxes on capital gains of NIS 190 million compared to NIS 95 million in 1998.

Equity in the operating results of affiliates, net. Koor's share in net profits of affiliated companies increased to NIS 122 million in 1999 compared to NIS 62 million in 1998, primarily as a result of the increase in Koor's share in the profits of ECI from NIS 49 million in 1998 to NIS 144 million in 1999.

Minority interest in subsidiaries, net. Minority interest in the losses of subsidiaries amounted to NIS 2 million in 1999 compared to minority interest in the profits of NIS 240 million in 1998. The decrease in this item occurred mainly in the profits of Tadiran as a result of Koor's purchase of the minority interests, the termination of consolidation of TTL and the decline in profits of the MA Group.

Net earnings. As a result of the above factors, net earnings increased to NIS 549 million in 1999 compared to NIS 47 million in 1998. As a percentage of revenues, net earnings were 5.1% in 1999 compared to 0.4% in 1998.

Telecommunication Equipment Business

                                                                            Year Ended December 31,
                                                            -----------------------------------------------------------
                                                                 1998             1999              1999
                                                            -------------    -------------    ---------------
                                                             (Adjusted NIS in thousands)      ($ in thousands)

Revenue.................................................    NIS 3,419,501    NIS 2,199,702        $529,666
Operating earnings......................................           46,406          260,662          62,765

Revenues from the Telecommunication Equipment business decreased 35.7% to NIS 2,200 million in 1999 from NIS 3,420 million in 1998. The termination of consolidation of TTL in 1999 following the ECI merger caused a decrease in revenues of NIS 1,717 million. Telrad increased its sales by NIS 484 million in 1999 mainly as a result of increased supplies to Nortel.

Revenues from this business related to sales of telecommunication equipment to Nortel were NIS 836 million in 1999 compared to NIS 533 million in 1998, or 38.0% compared to 15.6% of the Telecommunication Equipment business revenues in 1999 and 1998, respectively.

The Telecommunication Equipment business exports amounted to NIS 1,539 million in 1999 compared to NIS 2,202 million in 1998. The decrease of export sales resulted primarily from the termination of consolidation of TTL in 1999, which was partially offset by increased export sales of Telrad.

Operating earnings from this business increased 461.7% in 1999 to NIS 261 million compared to NIS 46 million in 1998. The increase in operating earnings was a result of an NIS 264 million operating profit in Telrad in 1999 due to a reorganization program implemented by Telrad's new management since the second half of 1998 and an increase in Telrad sales of telecommunications equipment. In 1998 Telrad's operating loss amounted to NIS 113 million. In 1998 the businesses operating profit included NIS 176 million from TTL, which merged into ECI effective as of January 1, 1999.

In May 2000, Telrad signed an agreement to sell the Public Switching and other operations that constitutes approximately 40%-50% of Telrad's business to Nortel Israel.

Defense Electronics Business

                                                                            Year Ended December 31,
                                                            -----------------------------------------------------------
                                                                 1998             1999              1999
                                                            -------------    -------------    ---------------
                                                             (Adjusted NIS in thousands)      ($ in thousands)

Revenues................................................    NIS 1,572,584    NIS 1,333,690        $321,139
Operating earnings......................................          167,684           69,060          16,629

Revenues from the Defense Electronics business decreased 15.2% to NIS 1,334 million in 1999 from NIS 1,573 million in 1998. This decrease was primarily due a NIS 280 million decrease in revenues from Tadiran Com. due to the sale of this company in the fourth quarter of 1999 and the decrease in military exports of communication systems to the U.S. Army. This decrease was partially offset by an increase in sales of Elisra.

Operating earnings from this business decreased 58.8% in 1999 to NIS 69 million compared to NIS 168 million in 1998. The decrease in operating earnings was a result of an NIS 60 million decline in operating profit in Tadiran Com. in 1999 and NIS 47 million decline in operating profit in TES mainly due to the cost of a reorganization program and a result of decline in sales that was partially ofset by an increase in operating profit in Elisra and Tadiran Spectralink.

Agrochemicals Business

                                                                            Year Ended December 31,
                                                            -----------------------------------------------------------
                                                                 1998             1999              1999
                                                            -------------    -------------    ---------------
                                                             (Adjusted NIS in thousands)      ($ in thousands)

Revenues................................................    NIS 3,376,893    NIS 3,540,922        $852,618
Operating earnings......................................          428,441          390,503          94,029

Revenues from the Agrochemicals business increased 4.9% to NIS 3,541 million in 1999 compared to NIS 3,377 million in 1998, primarily as a result of increased sales of newly launched herbicides and insecticides products and sales of newly acquired companies. Approximately 89.3% and 90.7% of the sales in 1999 and 1998, respectively, were made outside of Israel. 36.1% and 39.0% of total sales in 1999 and 1998, respectively, were to South America.

Operating earnings for this business decreased 8.9% in 1999 to NIS 391 million compared to NIS 428 million in 1998. The decrease in operating income was primarily due to the erosion of sale prices as a result of reduced demand for agrochemicals and increased competition from major international chemical companies.

Building and Infrastructure Materials Business

                                                                            Year Ended December 31,
                                                            -----------------------------------------------------------
                                                                 1998             1999              1999
                                                            -------------    -------------    ---------------
                                                             (Adjusted NIS in thousands)      ($ in thousands)

Revenues................................................    NIS 1,645,089      NIS 1,445,878              $348,152
Operating earnings......................................           76,251            127,210                30,631

Revenues from the Building and Infrastructure Materials business decreased 12.1% to NIS 1,446 million in 1999 compared to NIS 1,645 million in 1998. The decrease in revenues in 1999 was primarily a result of a continued erosion in selling prices in cement and pipes due to slowdown in the Israeli construction market as well as, the divestiture at the end of the second quarter of 1999 of Merhav. In 1999, Metco's revenues decreased 18.2% to NIS 196 million compared to NIS 240 million in 1998.

Operating earnings for this business increased 67.19% in 1999 to NIS 127 million compared to NIS 76 million in 1998, primarily due to a substantial decrease in operating losses of United Steel and increase in operating profit in Nesher due to the commencement of production at its dry line plant.

In 1999 and at the beginning of 2000, Koor disposed of its interest in all of the companies in this business other than United Steel Mills.

Other Businesses

                                                                            Year Ended December 31,
                                                            -----------------------------------------------------------
                                                                 1998             1999              1999
                                                            -------------    -------------    ---------------
                                                             (Adjusted NIS in thousands)      ($ in thousands)

Revenues................................................    NIS 2,778,249        NIS 2,155,109              $518,928
Operating earnings......................................          160,293               94,685                22,799

Revenues of the Other business in 1999 decreased 22.4% to NIS 2,155 million compared to NIS 2,778 million in 1998. The decrease was principally the result of the sale of a number of holdings in this business in 1998 and 1999, including Soltam, Pri Hagalil, Hod Lavan, the Software companies of Tadiran and others. This decrease was partially offset by an increase in sales of Sheraton Moriah of NIS 142 million which was consolidated for the first time in 1999.

Operating earnings for this business decreased 40.9% in 1999 to NIS 95 million compared to NIS 160 million in 1997, primarily due to the divestiture Tadiran software-related companies and food-related companies which reported operating earnings in 1998 and an increase in the operating losses from the tourism hotel activities.

Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

The following is an analysis of Koor's consolidated results of operations, which is followed by an analysis of results of operations of each of Koor's businesses.

Revenues. Revenues decreased 1.0% to NIS 12,792 million in 1998 compared to NIS 12,925 million in 1997. Exports and international operations, representing 51.5% of revenues, increased 13.6% in 19, primarily due to increased exports in the Telecommunication Equipment and Defense Electronics business and in the Agrochemicals business.

Revenues increased 17.2% in the Agrochemicals business, 7.8% in the Defense Electronics business and 0.3% in the Telecommunication Equipment business. Revenues decreased by 16.2% in the Building and Infrastructure Materials business and 13.5% in the Other Businesses.

Operating earnings. Operating earnings decreased 31.3% to NIS 712 million in 1998 compared to NIS 1,036 million in 1997. Operating earnings increased 19.3% in the Agrochemicals business and 21.4% in the Defense Electronics business. Operating earnings decreased 74.5% in the Telecommunication Equipment business, 62.4% in the Building and Infrastructure Materials business and 5.9% in the Other Businesses.

Financing expenses, net. Financing expenses increased 65.3% to NIS 251 million in 1998 compared to NIS 152 million in 1997. The above increase occurred primarily in Koor, as a result of increase in long-term bank borrowings and the real devaluation of the NIS against the dollar in 1998, and in MA Industries, as a result of a significant increase in its operations.

Other expenses, net. Other expenses, net amounted to NIS 71 million in 1998 compared to other income of NIS 117 million in 1997. These expenses in 1998 are comprised mainly of NIS 269 million in expenses derived from additional provisions for retirement and pension arrangements, in particular in Telrad and Metco (NIS 27 million in 1997) and from NIS 232 million in expenses in respect of writing down of assets, mainly due to discontinuance or sale of operations not synergetic to Koor's core businesses (NIS 70 million in 1997). Capital gain of NIS 434 million in 1998 from divestiture of holdings mainly in Gvanim, Soltam, Home Center, TTL's wireless division and Tambour, partially offset the amount of other expenses (NIS 180 million in 1997).

Taxes on income. Taxes on income decreased 0.8% to NIS 234 million in 1998 compared to NIS 236 million in 1997. Taxes on income as a percentage of income before taxes in 1998 and 1997 were 60.0% and 23.6%, respectively. The increase in taxes as a percentage of income in 1998 is mainly attributed to the non allowance for tax purposes of provisions for the write-down of the value of assets and the adverse affect of devaluation on the tax expense of subsidiaries the financial statements of which are dollar adjusted.

Equity in the operating results of affiliates, net. Koor's share in net profits of affiliated companies increased to NIS 62 million in 1998 compared to NIS 11 million in 1997, primarily as a result of Koor's share in the profits of ECI.

Minority interest in subsidiaries, net. Minority interest in subsidiaries amounted to NIS 240 million in 1998 compared to NIS 255 million in 1997. The decrease in this item was less than the decrease in net earnings, primarily due to the fact that certain losses of Telrad were not attributed to the minority shareholders who have a put option to sell Koor their Telrad shares under certain conditions.

Discontinued operations, net. This item increased to NIS 69 million in 1998 compared to NIS 16 million in 1997. This increase was due to a capital gain in 1998 amounting to NIS 60 million (net of income taxes) from the divestiture of Granite.

Net earnings. As a result of the above factors, net earnings decreased to NIS 47 million in 1998 compared to NIS 537 million in 1997. As a percentage of revenues, net earnings were 0.4% in 1998 compared to 4.2% in 1997.

Telecommunication Equipment Business

                                                                  Year Ended December 31,
                                                            ---------------------------------
                                                                 1997                 1998
                                                            -------------        -------------
                                                             (Adjusted NIS in thousands)

Revenues................................................    NIS 3,408,168       NIS 3,419,501
Operating earnings......................................          299,429              46,406

Revenues from the Telecommunication Equipment business increased 0.3% to NIS 3,420 million in 1998 from NIS 3,408 million in 1997. This increase was primarily due to an increase in civilian export sales of telecommunication equipment by TTL and Telrad. This increase was partially offset by a decrease in sales of telecommunication equipment to Bezeq.

Revenues from this business related to sales of telecommunication equipment to Bezeq were NIS 525 million in 1998 compared to NIS 818 million in 1997, or 15.4% compared to 24.0% of the Telecommunication Equipment business revenues in 1998 and 1997, respectively. The decrease in Bezeq related revenues was consistent with changes that occurred in 1997 in which Bezeq reassessed its equipment procurement policy and negotiated lower prices.

The Telecommunication Equipment business exports amounted to NIS 2,202 million in 1998 compared to NIS 1,756 million in 1997. The increase of 25.4% in export resulted primarily from increase in civilian telecommunication equipment sales and the sales of TMN, which was consolidated for the first time in 1998.

Operating earnings for this business decreased 74.5% in 1998 to NIS 46 million compared to NIS 299 million in 1997. The decline in operating earnings was a result of an operating loss in Telrad due to a decline in supply of telecommunications equipment to Bezeq and to the reorganization program implemented by Telrad's new management. This decline was partially offset by improvements in Tadiran's telecommunication business.

Defense Electronics Business

                                                                        Year Ended December 31,
                                                                     ---------------------------
                                                                           1997         1998
                                                                     ---------------------------
                                                                     (Adjusted NIS in thousands)

Revenues....................................................         NIS 1,458,576   NIS 1,572,584
   Operating earnings.......................................               138,126         167,684

Revenues from the Defense Electronics business increased 7.8% to NIS 1,573 million in 1998 from NIS 1,459 million in 1997. This increase was primarily due to an increase in export sales of Tadiran Electronic Systems. This increase was partially offset by a decrease in military exports of communication systems to the U.S. Army.

Operating earnings from this business increased 21.4% in 1998 to NIS 168 million compared to NIS 138 million in 1997. The increase in operating earnings was a result of increased sales of Tadiran Electronic Systems.


Agrochemicals Business

                                                                        Year Ended December 31,
                                                                     ---------------------------
                                                                           1997         1998
                                                                     ---------------------------
                                                                     (Adjusted NIS in thousands)

Revenues....................................................         NIS 2,881,212   NIS 3,376,893
    Operating earnings......................................               359,271         428,441


Revenues from the Agrochemicals business increased 17.2% to NIS 3,377 million in 1998 compared to NIS 2,881 million in 1997, primarily as a result of increased sales of herbicides and insecticides in South America by subsidiaries acquired in 1997 and 1998. Due to the timing of these acquisitions in 1997, the financial statements of these newly acquired companies were fully reflected only in Koor's 1998 Financial Statements. Approximately 90.6% and 89.8% of the sales in 1998 and 1997, respectively, were made outside of Israel. 40.1% and 35.9% of export and international sales in 1998 and 1997, respectively, were to South America.

Operating earnings for this business increased 19.3% in 1998 to NIS 428 million compared to NIS 359 million in 1997. The increase in operating income was primarily due to increased sales and the launching of new higher margin products that was partially offset by increased provision for doubtful debts and expenses related to the merger of the Brazil activities.

Building and Infrastructure Materials Business

                                                                        Year Ended December 31,
                                                                     ---------------------------
                                                                           1997         1998
                                                                     ---------------------------
                                                                     (Adjusted NIS in thousands)

Revenues....................................................         NIS 1,964,115   NIS 1,645,089
   Operating earnings.......................................               202,857          76,251


Revenues from the Building and Infrastructure Materials business decreased 16.2% to NIS 1,645 million in 1998 compared to NIS 1,964 million in 1997. The decrease in revenues in 1998 was primarily a result of a slowdown in the Israeli construction market due to a general slowdown in the Israeli economy as well as continuous erosion in selling prices in cement, pipes and steel. In 1998, Nesher marketed 6.5 million tons of cement, compared to
6.8 million in 1997. Nesher's sales of cement and the portion of Ta'avura's infrastructure sales represented 47.4% of the business sales. In 1998, revenues from United Steel decreased 15.6% to NIS 450 million compared to NIS 533 million in 1997, and Metco's revenues decreased 11.5% to NIS 241 million compared to NIS 273 million in 1997.

Operating earnings for this business declined 62.4% in 1998 to NIS 76 million compared to NIS 203 million in 1997, primarily due to a lower level of sales and erosion in prices in United Steel and Metco.

Other Businesses

                                                                        Year Ended December 31,
                                                                     ---------------------------
                                                                           1997         1998
                                                                     ---------------------------
                                                                     (Adjusted NIS in thousands)

Revenues....................................................         NIS 3,213,304   NIS 2,778,249
Operating earnings..........................................               170,317         160,293


Revenues from Other Businesses decreased 13.5% to NIS 2,778 million in 1998 compared to NIS 3,213 million in 1997. This decrease was primarily due to
(i) a decrease of NIS 453 million (54.6%) in revenues of Koor's food-related companies as a result of divestitures of Shemen at the end of 1997 and Hod Lavan and Pri Hagalil in 1998; (ii) a decrease of NIS 142 million in revenues from metal-related companies including, among others, Soltam following their divestiture through 1997 and 1998; and (iii) an increase of NIS 111 million in Tadiran Appliances.

Operating earnings for this business decreased 5.9% in 1998 to NIS 160 million compared to NIS 170 million in 1997, primarily due to an increase in operating earnings of Tadiran Appliances, Taavura (the non infrastructure related activities) and the tourism group. Such increase was partially offset as a result of the above divestitures of food-related and metal-related companies.

Liquidity and Capital Resources

Koor finances its corporate level activities principally through proceeds from divestitures, management fees and dividends it receives from subsidiaries and affiliates and through debt financing. In 1999 and 1998, Koor received management fees in the amount of NIS 65 million and of NIS 63 million, respectively, and dividends (including return of investment) in the amount of NIS 1,540 million and NIS 1,298 million, respectively. The dividends received in 1999 and 1998 includes dividends from Tadiran, Mashav and Telrad Holdings that represent proceeds received from divestitures.

Koor's shareholders' equity at December 31, 1999 increased 7.6% to NIS 4,385 million, compared to NIS 4,076 million at December 31, 1998. The increase in 1999 is primarily due to a NIS 549 million net profit, net of NIS 226 million interim dividends declared.

Working capital at December 31, 1999 was NIS 910 million, compared to NIS 3,487 million at December 31, 1998 and NIS 2,344 million at December 31, 1997. The decrease in 1999 is primarily due to a NIS 887 million investment in affiliated companies and divestitures.

Long-term debt aggregated NIS 4,070 million at December 31, 1999 and constituted 23.4% of total assets, compared to NIS 4,696 million constituted 26.4% of total assets at December 31, 1998. The decrease in the balance of long-term debt is attributed mainly to long-term debt repayed by Koor in 1999.

Total debt at December 31, 1999 increased 73.1% to NIS 7,629 million, or 43.9% of total assets, compared to NIS 7,427 million, or 41.8% of total assets, at December 31, 1998. This increase was a result of a NIS 828 million increase in the short- term debt.

Cash Flows

Cash flows from operating activities increased 6.0% to NIS 721 million in 1999, compared to NIS 680 million in 1998 and NIS 823 million in 1997. The increase in 1999 was primarily due to a decrease of NIS 4 million in net asset and liability items relating to current operations, mainly the increase in trade and other payables in 1999, compared to an increase of NIS 88 million in 1998. The increase in trade and other receivables in 1999 of NIS 364 million relates mainly to Telrad and the MA Group and is due mainly to an increase in credit to foreign customers.

Cash flows used for investment activities decreased 59.4% to NIS 1,743 million in 1999 compared to NIS 4,296 million in 1998 and NIS 1,067 million in 1997. Investments in fixed and other assets, net of investment grants, aggregated NIS 717 million in 1999 compared to NIS 1,133 million in 1998 and NIS 995 million in 1997, and represented 126% of depreciation and amortization compared to 166% in 1998 and 148% in 1997. The principal investments in fixed assets during 1999 were by the MA Group, Mashav and Tadiran.

The net proceeds from sale of investments and fixed assets contributed NIS 834 million to cash flows generated from investment activities in 1999, compared to NIS 926 million in 1998. The 1999 net proceeds are mainly from the sale of holdings of software companies and Tadiran Com. at Tadiran, Koor Finance, Merhav and others, as well as the sale of fixed assets, mainly hotels and by the car hire subsidiary.

In 1999, investment in affiliated companies, net, aggregated NIS 887 million compared to NIS 1,897 million in 1998 and NIS 40 million in 1997, mainly due to the NIS 662 million invested in 1999 in the purchase of shares of ECI.

The investment in consolidated subsidiaries aggregated NIS 119 million in 1999 compared to NIS 1,255 million in 1998 and NIS 94 million in 1997. The 1999 investment is primarily attributed to the completion of Koor`s investment in the purchase of Tadiran's shares.

Financing activities in 1999 generated NIS 989 million compared to NIS 3,708 million in 1998 and NIS 584 million in 1997.

Long-term debt incurred during 1999 totaled NIS 826 million, compared to NIS 3,395 million in 1998. Long term debt in 1999 consisted primarily of loans taken by MA Group and Telrad. Repayment of long-term debt totaled NIS 606 million in 1999, compared to NIS 685 million in 1998.

Net short-term debt increased by NIS 914 million in 1999, compared to NIS 173 million in 1998. Short-term debt in 1999 increased mainly in Koor - the parent company, in Tadiran and Mashav.

Dividends in the amount of NIS 144, 193 and 127 millions were paid to Koor's shareholders in 1999, 1998 and 1997, respectively.

ITEM 9A - QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk represents the risk of changes in the value of financial instruments caused by fluctuations in interest rates, foreign exchange rates and equity prices.

Market risk related to foreign currency exchange rates

At December 31, 1999, the Company had net monetary liabilities in foreign currency amounting to approximately NIS 3,500 million. Substantially all of such net monetary liabilities was denominated in dollars or linked thereto, except for approximately NIS 600 mllion of net monetary assets denominated in Brasilian reales. At December 31, 1999, the Company had a balance of approximately NIS 1,500 million of financial instruments designated to hedge dollar denominated loans and divestiture proceeds received in the beginning of 2000. The Company had a balance of approximately NIS 270 million of financial instruments designated to hedge Brasilian reale assets.

In addition to hedging its foreign currency exposure with financial instruments, the Company's foreign currency exposure is reduced in the following ways:

(1) Approximately NIS 1,160 million of the Company's net monetary liabilities in foreign currency are liabilities of subsidiaries whose functional currency is the dollar and who are therefore not exposed to market risk with respect to such liabilities from changes in the exchange rate of the dollar; and

(2) Approximately NIS 1,900 million of the Company's net monetary liabilities in foreign currency are dollar liabilities that were incurred by the Company to acquire shares in investee companies whose functional currency is the dollar. As a result, the additional financial expenes that arise from an increase in the exchange rate of the dollar are offset by the increase in the value of underlying assets.

Market risk was estimated as the potential increase in net monetary liabilities resulting from a hypothetical 5% increase in the exchange rate of the dollar. At December 31, 1999, assuming such increase in the dollar exchange rate, the Company's financial expenses would decrease by approximately NIS 50 million.

Primarily as a result of the repayment of the balance of the specific loans described above and the expiration of the majority of hedging instruments in the first quarter of 2000, at March 31, 2000, a 5% increase in the dollar exchange rate would increase Company's financial expenses by approximately NIS 50 million.

For a disclosure regarding the Company's foreign currency exchange rate financial instruments to reduce its overall exposure to foreign currency exchange rate risk and the linkage terms of the net monetary liabilities, see Note 21 to the Financial Statements.

Market risk related to interest rates

The Company does not hold or issue financial instruments regarding interest rate risk.

At December 31, 1999 approximately NIS 4,500 million of the Company's net financial liabilities were in dollars or linked thereto and bore variable interest rates. Market risk was estimated as the potential hypothetical increase of 1% in the interest rate and amounted to NIS 45 million increase in annual interest expense. According to Koor's agreements with banks, Koor has the right of early repayment of NIS 1,040 million until July 2000 and NIS 1,260 million in the following year.

At December 31, 1999 and at March 31, 2000, approximately NIS 600 million and NIS 300 million, respectively, of Koor's net excess of financial liabilities over financial assets were linked to the CPI and bear fixed interest rates. Market risk was estimated as the potential hypothetical decrease of 1% in the relevant interest rates. Such decrease would have no immediate influence on Koor's financial expenses. According to Koor's agreements with banks, Koor has the right of early repayment regarding NIS 400 million of the above liabilities from July 2000 and until the date of maturity in June 2003. Therefore, the change in the fair value of these long term financial liabilities would not be material.

Market risk related to equity prices

The Company has equity marketable securities at December 31, 1999 of approximately NIS 90 million. Market risk was estimated as the potential hypothetical decrease of 20% in the prices of these securities. Assuming such decrease, the fair value of the equity marketable securities would decrease by approximately NIS 18 million.

ITEM 10.  DIRECTORS AND EXECUTIVE OFFICERS OF REGISTRANT

Name                                Age    Position

Charles R. Bronfman.............    69     Chairman of the Board of Directors
Jonathan Kolber(1)..............    38     Vice Chairman of the Board of Directors and Chief Executive Officer
Dr. Janet Aviad.................    58     Director
Joseph Dauber(1)(3).............    65     Director
Moshe Dovrat (2)(4).............    55     Director
Ron Feinstein(2)................    62     Director
Avi Harel (2)...................    52     Director
Andrew Hauptman (1)(3)..........    31     Director
Jacob Hornik(1)(2)(3)(4)........    58     Director
Eli Hurwitz.....................    68     Director
Samuel Minzberg.................    51     Director
Chemi Peres.....................    42     Director
David Biran.....................    60     Director
Prof. Gavriela Shalev...........    59     Director
Danny Biran.....................    57     President
Yosef Ben-Shalom................    44     Executive Vice President and Chief Financial Officer
Shlomo Heller...................    56     General Counsel and Corporate Secretary
Gil Leidner.....................    49     Vice President and Head of Mergers and Acquisitions
Aron Zuker......................    54     Vice President

---------------------

(1)  Member of Koor's Executive Committee.

(2)  Member of the Audit Committee.

(3)  Member of the Remuneration Committee.

(4) Independent directors. Under the Israeli Companies Law 1999 (the "Companies Law"), publicly held companies in Israel are required to appoint at least two independent directors.

Under Koor's Articles of Association, the appointment of members to the Board of Directors, their replacement and removal, and the appointment of the Chairman of the Board of Directors is effected by Koor's shareholders by ordinary resolution. Each member of the Board of Directors shall remain in office until his office shall be vacated due to any one of the following events: his death, legal incompetence, bankruptcy or resignation or upon his removal at Koor's shareholders meeting. Koor's chief executive officer is appointed by the Board of Directors. Koor's executive officers serve at the discretion of Koor's chief executive officer pursuant to powers delegated to him by Koor's Board of Directors.

Charles R. Bronfman has been Chairman of the Board of Directors of Koor since November 1997. Mr. Bronfman is a director, Co-Chairman and Chairman of the Executive Committee of the Seagram Company Ltd., Chairman of the Board of Directors of Claridge Israel (1996) Inc., Claridge Israel Ltd. and the CRB Foundation. He is also a director of the Power Corporation of Canada.

Jonathan B. Kolber has been Vice Chairman of the Koor Board of Directors since November 1997 and Chief Executive Officer of Koor since July 1, 1998. Mr. Kolber has been President of Claridge or its predecessors since 1989. Mr. Kolber was associated with Cemp Investments from 1985 to 1987 and was a Vice President of Claridge Inc., an affiliate of Claridge, from 1986 to 1990. He also serves as director of other Israeli companies, including Teva Pharmaceutical Industries Ltd., MA Industries, Tadiran, Arkia and R.M. Renaissance Management (1993) Ltd.. He also serves as Chairman of the Board of ECI since April 1997. He has a Bachelor degree in Near Eastern Languages and Civilizations from Harvard University and a Certificate on Advanced Arabic from the American University of Cairo.

Dr. Janet Aviad has been a director of Koor since June 2000. Dr. Aviad serves as Vice President of the Andrea and Charles Bronfman Philanthropies, a family of private foundations dedicated to Canadian Heritage and Jewish Peoplehood, and as a director of Keren Karev, the Israeli branch of the Philanthropies. Dr. Aviad was a Senior Lecturer of Education at the Hebrew University in Jerusalem for almost twenty years. Dr. Aviad has an M.A. and a Ph.D. in the Sociology of Religion from Columbia University and a BHL from the Jewish Theological Seminary.

Joseph Dauber has been a director of Koor since June 1995. Mr. Dauber has been the Chairman of the Board of Directors of Poalim American Express since April 1995 and also of Isracard Ltd. and its subsidiaries since April 1994. Mr. Dauber has been a Joint General Manager of Bank Hapoalim since 1994. He has been a member of the management of Bank Hapoalim since July 1988. During the last five years, Mr. Dauber has been and is a director of Isracard Ltd., Eurocard Ltd. and Poalim Properties (Shares) Ltd. He has also been a director of The Investment Company of Bank Hapoalim Ltd. since June 1994. Between 1989 and February 1995, Mr. Dauber was a director of Bank Hapoalim (Switzerland) Ltd.

Moshe Dovrat has been an independent director of Koor since March 1997. Since 1992 to September 1996, Mr. Dovrat was the General Manager of the Investment Center of the Ministry of Industry and Trade. Prior thereto, Mr. Dovrat was the owner of an economic consulting company, before which, he was the Head of the Economics Division of Kupat Holim, the major health insurance fund in Israel. Since 1997, Mr. Dovrat has been a director of Rotlex (1994) Ltd. and Makefet Pension Fund, a Chairman of the Board of Directors of Kfar Bloom Hotel and an independent director of Etgar Investments and Development Ltd.

Ron Feinstein has been a director of Koor since October 1991 and since 1999 he has served as a Chairman of the Board of Directors of Sheraton Moriah Israel and Tadiran. From 1996 until 1998 Mr. Feinstein served as a Chairman of the Board of Radisson Moriah Hotels Ltd. Since 1992, Mr. Feinstein has also served as the Chairman of the Board of Tourist Industry Development Corporation Ltd. Mr. Feinstein was a partner in the law firm of Glass, Feinstein and Bar-Sela from 1981 through March 1997 and since then he is a senior partner in the law office and notary of Feinstein and Feinstein.

Avi Harel has been a director of Koor since September 1998. Mr. Harel is a Chairman of the Board of certain affiliates of Bank Hapoalim, including Poalim Capital Markets - Investment Bank Ltd., Poalim Capital Markets and Investments - Holdings Ltd. and Capital Markets and Investments Ltd. Mr. Harel also serves as a director of Poalim Real Estates Markets Ltd. and Ma'alot the Israeli Company of Securities Grading Ltd. Mr. Harel holds an MA in Economics from the Tel-Aviv University.

Andrew Hauptman has been a director of Koor since November 1997. During the past five years, he was a Director of Business Development and Strategic Planning at the Universal Studios Holdings (UK) Ltd. and at present he is the President of Andell Inc. Mr. Hauptman holds an MBA degree from Harvard University.

Jacob Hornik has been a director of Koor since March 1997. Prof. Hornik was the Associate Dean and he is a Professor of Marketing and Advertising at the Leon Recanati Graduate School of Business, Tel-Aviv University. Prof. Hornik holds a Ph.D. in Business Administration from Syracuse University, New York. Prof. Hornik acts as a consultant to various organizations and is an independent director of Supersol Ltd. He serves on the editorial boards of several academic journals, including the International Journal of Research in Marketing. Prof. Hornik has also taught and lectured at a number of universities outside Israel, including, the University of Chicago, Northwestern University, New York University, and the University of Washington at Seattle.

Eli Hurwitz has been a director of Koor since November 1997. Mr. Hurwitz is the President and Chief Executive Officer of Teva Pharmaceutical Industries Ltd. Mr. Hurwitz was sentenced to payment of a fine of 700,000 NIS ($170,000) and a suspended sentence of 18 months, following the decision on December 1998 to convict him on charges of assisting a third party in the avoidance of income taxes. Mr. Hurwitz was acquitted from all the other charges. In March 1999, attorneys for Mr. Hurwitz filed an appeal to Israel's Supreme Court. The State of Israel appealed against the decision to acquit Mr. Hurwitz from the additional charges and against the sentence.

Samuel Minzberg has been a director of Koor since November 1997. He is also the President of Claridge Inc.

Chemi Peres has been a director of Koor since June 2000. He is a Managing Director and Founder of Polaris Venture Capital, a venture capital fund. Mr. Peres is one of the pioneers of the venture capital industry in Israel. In 1992 he founded and managed Mofet Israel Technology Fund, and Israeli venture capital fund. Mr. Peres is the Chairman of the Board of WebGlide, and serves as a director in Orckit Communications Ltd, Aladdin Knowledge Systems Ltd and several other companies. Mr Peres holds a B.Sc. in industrial engineering and management and M.B.A. from Tel Aviv University.

David Rubner has been a director of Koor since June 2000. He is Chairman and CEO of Rubner Technology Ventures Ltd. and Chairman of Net2 Wireless Inc. Mr. Rubner was employeed with ECI from 1970 and was its President and CEO from 1991 to October 1999 and February 2000, respectively. Since November 1999 he serves as Vice Chairman of the Board of Directors of ECI. He serves as Chairman of the Board of Ectel Ltd., and director of VPS Ltd., Transit Networks Ltd., Chekpoint Software Ltd. and Efcon Ltd.. Mr. Rubner holds a B.Sc. (Hons) in Engineering from Queen Mary Colledge, University of London and a M.S. from Carnegie Mellon University. He is a member of the Presidium of the Israel Manufacturers Association and was a recepient of the Industry Prize for 1995.

Prof. Gavriela Shalev has been a director of Koor since February 1999. Prof. Shalev is a Contracts Law Professor in the Hebrew University in Jerusalem. Prof. Shalev also serves as a director of several other companies including Van-Lir Institute and Hadassah Hospital.

Danny Biran has been President of Koor since July 1, 1998. He was a director of Koor from November 1997 until his resignation on February 2, 2000. He serves as Senior Vice President of Claridge Israel, as the Chairman of the Board of MA Industries, Tadiran, Elisra, Isrex (94) Ltd., Koor Properties, Koor Trade, R.M. Renaissance Management (1993) Ltd. and is also a director of Barak ITC (1995) - The International Telecommunications Services Corp., Knafaim, and various companies within the Koor Group. He is a graduate of the Law faculty of the Tel-Aviv University. He served as a senior executive in the Office of the Prime Minister in Israel for more than ten years.

Joseph Ben-Shalom has been Executive Vice President and the Chief Financial Officer of Koor since July 1, 1998. He served as the Vice President and Chief Financial Officer of Tadiran from February 1995 to June 1998. He joined Tadiran in 1986 and served as its Director of Finance from 1991 through January 1995. Mr. Ben-Shalom serves as a director of Tadiran, MA Industries, Telrad Networks and other Israeli companies including Nice Systems Ltd. and Investec Clali Bank Ltd.

Shlomo Heller has been General Counsel and Corporate Secretary of Koor since August 1997. Between 1990 and 1997 he was the General Counsel of United Mizrahi Bank Ltd. Mr. Heller has served as a director of Telrad since January 1998. He also serves as a director of several other companies within the Koor Group.

Gil B. Leidner has been Vice President of Koor since July 1, 1998 and has been the Head of Mergers and Acquisitions of Koor since December 1997. From 1995 to 1997, he served as the General Manager of Koor Tourism, from 1992 to 1995 as the General Manager of M.I. Holdings Ltd. the Israeli Government company responsible for the privatization of the banking system; and from 1989 to 1992, as Deputy General Controller of the Israeli Government. Mr. Leidner serves as a director of ECI since 1998. Mr. Leidner is also a director of several other companies within the Koor Group, including Telrad.

Aron Zuker has been Vice President of Koor since January 1999. He serves as a managing director of R.M. Renaissance Management (1993) Ltd. and serves as a director of Isrex (94) Ltd., Clalcom Ltd., Barak ITC (1995) Ltd.,(as an alternate director), Tadiran, Elisra, Telrad Networks and various companies within Koor Group. Between the years 1990-1995 he served as CFO and then CEO of The Jerusalem Report Publication. He is a graduate of B.F.A. of New York Institute of Technology.


ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS

The aggregate compensation paid to or accrued on behalf of all Koor's directors and executive officers, as a group, during 1999, was NIS 14,766,000, which includes salaries, bonuses and expenses and amounts set aside or accrued to provide pension, retirement, or similar benefits, but does not include expenses (including business travel, professional and business association dues and expenses) reimbursed to directors and officers and other fringe benefits commonly reimbursed or paid by companies in Israel. On October 3, 1995, Koor entered into an agreement with Bank Hapoalim, pursuant to which all directors' compensation paid by Koor to any member of the Board of Directors associated with Bank Hapoalim, would be paid directly to Bank Hapoalim. These directors received compensation, identical to that received by other Koor directors, which is the highest compensation payable pursuant to a formula determined by Israeli law with respect to independent directors. In addition, in connection with the Claridge Acquisition, four directors associated with Claridge assigned their directors' compensation to Claridge. In 1999, one officer of Koor received options under the 1998 Plan (as defined in Item 12), see "Item 12. Options to Purchase Securities from Registrant or Subsidiaries". For additional information concerning the compensation of directors, see Note 25G to the Financial Statements.

The General Meeting of Shareholders held on August 30, 1998, approved the salary of Mr. Jonathan Kolber, Koor's Chief Executive Officer in the sum of NIS 195,000 per month and the salary of Mr. Danny Biran, Koor's President in the sum of NIS 150,000 per month. The Remuneration Committee of the Board of Directors was authorized to grant them annual bonuses of up to maximum of 8 monthly salaries, subject to profits being shown in Koor's consolidated financial statements and based upon stated criteria which shall be approved in advance by the Audit Committee and the Remuneration Committee.

For the fiscal year ended December 31, 1999, Koor accrued the following compensation for it four the most highly compensated officers (which amounts are includes in the aggregate amount set forth above):

          Name                     Amount in NIS thousands
          ----                     -----------------------
          Jonathan Kolber                  4,692
          Danny Biran                      3,684
          Gil Leidner                      2,113
          Joseph Ben Shalom                1,973

ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

The 1997 Stock-Based Compensation Plan

On May 26 1997, Koor's Board of Directors adopted the 1997 Stock-Based Compensation Plan (the "1997 Plan"). The 1997 Plan authorizes an issuance at no cost of options to purchase 188,968 Ordinary Shares. On May 27 1997, options to purchase 134,547 Ordinary Shares were granted at an exercise price of $90.989 per share, and on November 6 1997, additional options to purchase 54,421 Ordinary Shares were granted at an exercise price of $98.747 per share. At June 20, 2000, options to purchase 120,838 shares were outstanding under the 1997 Plan. The options vest over a three-year period from the date of grant. Unless exercised, options granted under the 1997 Plan shall expire five years from the date of grant.

A subsidiary, Koor Trusts 1995 Ltd. ("Koor Trusts") together with a trust company of a bank (together - the "Trustee") serve as Trustee for the purposes of the 1997 Plan. According to the 1997 Plan, Koor Trusts will purchase for the optionee, utilizing funds provided by the Company, such number of Ordinary Shares issued upon the exercise of such options by the optionee, at a price per share equal to the average closing price per share of the Ordinary Shares on the TASE in the ten trading days immediately preceding the date of the exercise, as are equal (based on such price) to the aggregate exercise price paid by such optionee upon exercise of such options. Upon completion of the above described transactions, the employees will hold that portion of shares which reflects the component of profit and the balance of shares will be held by Koor Trusts. The shares which will be purchased by Koor Trusts will be reserved for granting them in the future to any specific employee or employees of Koor, subject to receipt of approvals described in the 1997 Plan. Koor Trusts will not participate or vote in General Shareholders Meetings and will not participate in any distribution with respect to those shares. If the shares so held by Koor Trusts in reserve shall not be granted to employees within a reasonable period of time, Koor shall take steps to defer the rights attached to such shares or eliminate them from Koor's share capital by way of a reduction of capital pursuant to the Companies Ordinance.

On August 28, 1997, Columbus Capital Corporation ("Columbus") (a member of the Claridge Group), undertook to grant put options to those senior employees of Koor, who were eligible for options to purchase Ordinary Shares by virtue of the 1997 Plan (as well under a prior employee stock option plan). These put options are exercisable within 90 days from the first date in which the employees are eligible to exercise the options under the plans. The put options confer to the employees the right to sell to Columbus the outstanding shares granted to them and the profits inherent in the exercise of the options. Columbus will purchase these shares from the employees, if they should desire, for $121.25 per Ordinary Share. In 1998 and 1999, employees exercised put options with respect to 127,506 and 9,360 Ordinary Shares, respectively.

The 1998 Stock-Based Compensation Plan

On August 30 1998, an Extraordinary General Shareholders Meeting approved the issuance, at no cost, of 400,000 options to be granted to employees of the Company (the "1998 Plan"). Of such options, 353,596 options have been granted to senior employees (of which 105,263 options have been granted to Koor's Chief Executive Officer who is also Vice Chairman of the Board of Directors) and 46,404 options have been allotted to a trustee, to be held in trust for other employees. Each option may, theoretically, be exercised into one Ordinary Share. In practice, however, the optionee will not be issued the total number of shares to which he is entitled upon exercising the options, but only the number of shares reflecting the monetary benefit component of the option as at the exercise date. The options vest over a three-year period from July 1998. Unless exercised, options granted under the 1998 Plan shall expire on July 16, 2003 (excluding those granted to the Chief Executive Officer which expire on July 16, 2002). The exercise price of the options (excluding those issued to the trustee that do not yet have an exercise price) is $114.7, excluding options issued to the Chief Executive Officer, which their exercise price is $118.3 per share. The exercise price of these options is subject to downward adjustment in the amount of the dividends per share that are paid prior to the date of exercise.

As of June 20, 2000, options to purchase 353,596 Ordinary Shares were outstanding under the 1998 Plan.

Year 2000 Stock-Based Compensation Plan

On June 14, 2000, the Executive Committee of Koor's Board of Directors approved (subject to the approval of the Full Board of Directors), the issuance at no cost of up to 400,000 options to be granted to employees of the Company (the "2000 Plan"). The exercise price of the options is $97.39 per share. The terms of the 2000 Plan are substantially similar to those of the 1998 Plan.

Israeli Banks' Options

Within the framework of the comprehensive arrangement signed in September 1991 between Koor and Israeli banks, the banks were given options to purchase 5,405,918 Ordinary Shares (the "Israeli Banks' Options"). As of June 1, 2000, options to purchase 46,985 Ordinary shares were outstanding. The options may be exercised at any time through September 2001. Upon the exercise of an option by any of the banks, an Ordinary Share held by Hevrat Ha'ovdim is converted automatically into a deferred share, so, for all practical purposes, the total number of Ordinary Shares shall not be changed.

Option Plans of Certain Subsidiaries

Certain Koor's subsidiaries have option plans issued to their senior employees. The term of the options expires generally in 2001. The exercise price is similar to the market price of the subsidiary's shares, upon issuance of the options. The rate of dilution in these subsidiaries, following the exercise of the options, will not exceed 2%. The subsidiaries are MA Industries and United Steel.

ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

Ordinary Course of Business Transactions with Affiliated Companies. From time to time, the Company engages in transactions with companies affiliated with Bank Hapoalim and Claridge. Certain subsidiaries also engage in ordinary course of transactions with other companies in the Koor Group, such as supplying building materials or other products and foreign currency transactions, the terms of which in each case are negotiated on an arm's-length basis and are conducted upon terms that the Company believes to be generally no less favorable than would be available from unaffiliated third parties. The Company intends to continue to engage in transactions on a similar basis with such affiliated businesses. Because of the large number of entities with which such transactions have been concluded and because they are carried out in the ordinary course of business, determination of the amounts of such transactions is impractical.

Registration Rights Agreements. In April 1995, Koor entered into a registration rights agreement with the Shamrock Group, a former principle shareholder of Koor ("Shamrock") and Bank Hapoalim ("the 1995 Registration Rights Agreement"). In connection with the acquisition of Shamrock's holdings in Koor by the Claridge Group (the "Claridge Acquisition"), completed in October 1997, Koor entered into a registration rights agreement with Claridge that is similar to the 1995 Registration Rights Agreement. Under these agreements, each of Bank Hapoalim and Claridge have the right to make two requests that Koor register its Ordinary Shares and/or issue a prospectus for the public offering of the Ordinary Shares held by them, under the Securities Act or the securities laws of the State of Israel. These registration demand rights terminate upon the earlier of
(i) April 12, 2007, or (ii) the date on which the amount of Ordinary Shares held by either Bank Hapoalim or Claridge is less than 5% of the issued and outstanding share capital of Koor. In addition, if Koor proposes to register any of its securities under the Securities Act or the securities laws of the State of Israel, such holders are entitled to include such number of Ordinary Shares as either or both such holders may request, provided that, among other conditions, the underwriters of any offering have the right to limit the number of Ordinary Shares included in such registration.

Borrowings from Affiliates. As of December 31, 1999, the balance of the Company's indebtedness to Bank Hapoalim was approximately NIS 2,432 million.

Of the above mentioned indebted amount, approximately NIS 1,460 million were borrowed by Koor from Bank Hapoalim on market terms, in connection with the acquisition of ECI and Tadiran shares in 1998.

Consulting Agreements. On October 3, 1995, Koor entered into separate consulting agreements with each of Shamrock Capital Advisors, Inc. ("Shamrock Capital") and Poalim Capital Markets and Investments Ltd. ("PCMI"), a wholly owned subsidiary of Bank Hapoalim. In connection with the Claridge Acquisition, Koor and Claridge entered into an agreement in similar terms to the consulting agreement from October 1995. Pursuant to these consulting agreements, each of PCMI and Claridge agreed to provide consulting services to Koor, relating to, among other things, strategic investments, financial policies, properties, international activities, strategic partnership and corporate organization. For such services, each of PCMI and Claridge is entitled to receive an annual fee of up to $400,000 depending upon the amount of services rendered. Each agreement has a term of one year and is automatically renewed for successive one-year periods, unless earlier terminated by either party. The consulting agreement contains customary indemnification provisions.

Purchase of ECI shares from the Claridge Group. On April 9, 1998, Koor purchased from the Claridge Group an 8.6% interest in ECI for a total cash consideration of NIS 735 million. The transaction was approved on April 8, 1998 by more than 99% of the shareholders, who were not interested parties, at an Extraordinary General Shareholders Meeting of Koor.

Other Transactions. On May 11, 1999 Koor signed a memorandum with Hapoalim Properties (Shares) Ltd., according to which on October 11, 1999, it acquired from Koor a 20% interest in the Sheraton Moriah for approximately $13 million.


                                     PART II

ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED

Not applicable.


                                    PART III

ITEM 15.  DEFAULTS UPON SENIOR SECURITIES

Not applicable.


ITEM 16. CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS

Not applicable.

                                     PART IV

ITEM 17.  FINANCIAL STATEMENTS

See Item 19(a).


ITEM 18.  FINANCIAL STATEMENTS

Not applicable.


ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS

(a) The following consolidated financial statements and related schedule, together with the reports of Somekh Chaikin Certified Public Accountants (Israel), Koor's Auditors and auditors' reports of certain subsidiaries, are filed as part of this Annual Report:

                                                                                                           Page

Index to Consolidated Financial Statements...............................................................  F-1
Report of Independent Auditors...........................................................................  F-2
Consolidated Balance Sheets at December 31, 1998 and 1999................................................  F-3
Company Balance Sheets at December 31, 1998 and 1999.....................................................  F-4
Consolidated Statements of Income for the three years ended December 31, 1999............................  F-5
Company Statements of Income for the three years ended December 31, 1999.................................  F-6
Consolidated Statements of Changes in Shareholders' Equity for the three years ended December 31, 1999...  F-7
Consolidated Statements of Cash Flows for the three years ended December 31, 1999........................  F-11
Company  Statements of Cash Flows for the three years ended December 31, 1999............................  F-16
Notes to Consolidated Financial Statements...............................................................  F-18
ECI's Consolidated Financial Statements .................................................................  F-109
Auditors' Reports of Certain Subsidiaries................................................................  F-190

All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and, therefore, have been omitted.

(b)      Exhibits

Exhibit No.         Exhibit

1.1 Agreement dated December 5, 1999 between Koor and Clal Industries and Investments Ltd. for the sale of Koor's holdings in Mashav.
1.2 Agreement dated November 10, 1999 between Tadiran and the Shamrock Group for the sale of Tadiran's interest in Tadiran Com.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused the annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        KOOR INDUSTRIES LTD.

                                        By:  /s/ Jonathan Kolber
                                             -----------------------------------
                                             Jonathan Kolber
                                             Chief Executive Officer and
                                               Vice Chairman of the
                                               Board of Directors



Date:  June 20, 2000

               Koor Industries Ltd. (an Israeli Corporation)

Financial Statements as at 31 December, 1999
-----------------------------------------------------------------------------


Contents

                                                                         Page

Auditors' Report                                                         F-2


Financial Statements

Consolidated Balance Sheets                                              F-3

Company Balance Sheets                                                   F-4

Consolidated Statements of Operations                                    F-5

Company Statements of Operations                                         F-6

Statement of Shareholders' Equity                                        F-7

Consolidated Statements of Cash Flows                                    F-11

Company Statements of Cash Flows                                         F-16

Notes to the Financial Statements                                        F-18

March 23, 2000

Auditors' Report to the Shareholders of
Koor Industries Ltd.

We have audited the accompanying balance sheets of Koor Industries Ltd. (the "Company") as at December 31, 1999 and 1998, and the consolidated balance sheets of the Company and its subsidiaries as at such dates, and the related statements of operations, shareholders' equity, and cash flows, for each of the three years, the last of which ended December 31, 1999. These financial statements are the responsibility of the Company's Board of Directors and of its Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain subsidiaries, including those consolidated by the proportionate consolidation method, whose assets constitute 18% and 30% of the total consolidated assets as at December 31, 1999 and 1998 respectively, and whose revenues constitute 16%, 31% and 48% of the total consolidated revenues for the years ended December 31, 1999, 1998, and 1997 respectively. The financial statements of those subsidiaries were audited by other auditors whose reports thereon were furnished to us. Our opinion, insofar as it relates to amounts emanating from the financial statements of such subsidiaries, is based solely on the said reports of the other auditors. Furthermore, the data included in the financial statements relating to the net asset value of the Company's investments in affiliates and to its share in their operating results is based on the financial statements of such affiliates, some of which were audited by other auditors.

We conducted our audits in accordance with Israeli generally accepted auditing standards, including those prescribed by the Israeli Auditors' Regulations (Manner of Auditors Performance), 1973, which do not differ, in any significant respect, from U.S. generally accepted auditing standards. Such standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and Management, as well as evaluating the overall financial statement presentation. We believe that our audits, and reports of the other auditors, provide a reasonable basis for our opinion.

In our opinion, based on our audits and on the reports of the above-mentioned other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of the Company and the consolidated financial position of the Company and its subsidiaries as at December 31, 1999 and 1998 and the results of their operations, the changes in shareholders' equity and cash flows for each of the three years, the last of which ended December 31, 1999, in conformity with generally accepted accounting principles in Israel, which differ in certain respects from those followed in the United States (see Note 28 to the consolidated financial statements). Furthermore, these statements have, in our opinion, been prepared in accordance with the Securities Regulations (Preparation of Annual Financial Statements), 1993.

As explained in Note 2B, the above-mentioned financial statements are stated in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with opinions of the Institute of Certified Public Accountants in Israel.

Without qualifying our above opinion we call attention to Note 18A(1) to the financial statements, relating to an investigation by the Restrictive Trade Practices Authority, concerning the alleged coordination of prices in the Koor Group with respect to the products of its subsidiaries, Tadiran Ltd. and Telrad Networks Ltd. (formerly - "Telrad Industries and Telecommunications Ltd.").

Certified Public Accountants (Isr.)

                                                                                                                        F-3
Consolidated Balance Sheets as at December 31
---------------------------------------------------------------------------------------------------------------------------
In terms of shekels of December 1999

                                                                                                               Convenience
                                                                                                               translation
                                                                                                                (Note 2B)
                                                                                                               ------------
                                                                                December 31                     December 31
                                                                          1999              1998                       1999
                                                                        -------            ------               -----------
                                                              Note             NIS thousands                 US $ thousands
                                                             --------------------------------------------------------------
Assets

Current assets

Cash and cash equivalents                                                  1,448,706         1,491,373            348,834
Short-term deposits and investments                              4           472,335         1,587,346            113,733
Trade receivables                                                5         3,213,207         3,629,163            773,707
Other receivables                                                6           660,608           683,944            159,068
Inventories and work in process,
 net of customer advances                                        7         2,123,687         2,810,513            511,362
                                                                          -----------       ----------          ---------
Total current assets                                                       7,918,543        10,202,339          1,906,704
                                                                          -----------       ----------          ---------

Investments and long-term
 receivables
Investments in affiliates                                        8         3,495,772         1,623,060            841,746
Other investments and receivables                                9           757,747           581,936            182,458
                                                                          ----------        ----------          ---------
                                                                           4,253,519         2,204,996          1,024,204
                                                                          ----------        ----------          ---------

Fixed assets                                                    10
Cost                                                                      10,662,967        10,841,579          2,567,533
Less - accumulated depreciation                                            6,091,693         6,325,688          1,466,817
                                                                          ----------        ----------          ---------
                                                                           4,571,274         4,515,891          1,100,716
                                                                          ----------        ----------          ---------

Intangible assets and deferred expenses                                   ----------        ----------          ----------
 after amortisation                                             11           627,264           862,322            151,039
                                                                          ----------        ----------           --------


                                                                          ----------        ----------          ----------
                                                                          17,370,600        17,785,548          4,182,663
                                                                          ==========        ==========          ==========


Liabilities and Shareholders Equity

Current liabilities

Credits from banks and others                                   12         3,559,014         2,730,806            856,975
Trade payables                                                  13         1,512,037         1,545,269            364,083
Other payables and accruals                                     14         1,733,912         2,106,802            417,508
Customer advances, net of work in process                        7           203,449           332,420             48,988
                                                                           ---------        ----------          ---------
Total current liabilities                                                  7,008,412         6,715,297          1,687,554
                                                                           ---------        ----------          ---------

Long-term liabilities

Net of current maturities:                                   15,21
  Bank loans                                                               3,691,887         4,297,966            888,969
  Other loans                                                                133,060           106,760             32,039
  Debentures                                                                  65,228            96,486             15,706
  Convertible debentures                                                     180,159           194,589             43,380
Customer advances                                                             45,583           180,834             10,976
Deferred taxes                                                 16F           236,895           219,514             57,042
Liability for employee severance benefits                       17           304,891           264,048             73,415
                                                                          ----------         ---------          ---------
Total long-term liabilities                                                4,657,703         5,360,197          1,121,527
                                                                          ----------         ---------          ---------

Contingent liabilities and commitments                          18

Minority Interest                                                          1,319,771         1,634,136            317,787
                                                                          ----------         ---------          ---------
Shareholders' Equity                                            20         4,384,714         4,075,918          1,055,795
                                                                          ----------         ---------          ---------




                                                                          ----------        ----------          ---------
                                                                          17,370,600        17,785,548          4,182,663
                                                                          ==========        ==========          =========



                                     -----------------------                      --------------------------------
March 23, 2000                          Jonathan Kolber                                    Avraham Harel
                                     CEO and Vice Chairman                        Member of the Board of Directors
                                   of the Board of Directors


The accompanying notes are an integral part of the financial statements.

                                                                                                                       F-4
Company Balance Sheets as at December 31
--------------------------------------------------------------------------------------------------------------------------
In terms of shekels of December 1999

                                                                                                               Convenience
                                                                                                               translation
                                                                                                                 (Note 2B)
                                                                                                               -----------
                                                                                    December 31               December 31
                                                                              1999             1998                  1999
                                                             Note                    NIS thousands            US $ thousands
                                                           --------           --------------------------      --------------
Assets

Current assets

Cash and cash equivalents                                                    725,354           315,453            174,658
Short-term deposits and investments                              4           279,097           171,584             67,204
Current maturities of loans to investees                                       1,699                 -                409
Receivables :
  Investees                                                 6, 16E            94,905           442,302             22,852
  Deferred taxes                                                             129,000                 -             31,062
  Others                                                         6            26,176            15,181              6,303
                                                                           ---------        ----------          ---------
Total current assets                                                       1,256,231           944,520            302,488
                                                                           ---------        ----------          ---------

Investments and long-term receivables

Investments in investees                                         8         6,400,868         6,398,708          1,541,264
Other investments and receivables                                9           383,377            98,897             92,313
                                                                          ----------        ----------          ---------
                                                                           6,784,245         6,497,605          1,633,577
                                                                          ----------        ----------          ---------

Fixed assets                                                    10
Cost                                                                          40,383            31,286              9,724
Less - accumulated depreciation                                               (1,983)           (3,091)              (478)
                                                                           ----------        ----------         ----------
                                                                              38,400            28,195              9,246
                                                                           ----------        ----------         ----------

Cost of raising of capital, net of
 amortisation                                                   11             1,564             2,773                376
                                                                           ---------          --------           ---------


                                                                           ---------         ---------          ---------
                                                                           8,080,440         7,473,093          1,945,687
                                                                           =========         =========          =========

Liabilities and Shareholders' Equity

Current liabilities

Credit from banks and others                                    12           977,516            72,027            235,376
Trade payables                                                                 1,657             7,187                399
Payables and accruals:
  Investees                                                                   79,849           107,779             19,227
  Interim dividend                                                           166,962            87,299             40,203
  Others                                                        14           134,210            79,433             32,316
                                                                           ---------          --------            -------
Total current liabilities                                                  1,360,194           353,725            327,521
                                                                           ---------          --------            -------

Long-term liabilities

Net of current maturities:                                  15, 21
  Bank loans                                                               2,128,779         2,829,509            512,588
  Convertible debentures                                                     170,897           165,918             41,150
  Investees                                                                   29,342            30,956              7,065
Liability for employee severance
 benefits, net                                                  17             6,514            17,067              1,569
                                                                           ---------         ---------            -------
Total long-term liabilities                                                2,335,532         3,043,450            562,372
                                                                           ---------         ---------            -------

Contingent liabilities and commitments                          18

Total Shareholders' Equity                                      20         4,384,714         4,075,918          1,055,794
                                                                           ---------         ---------          ---------




                                                                           ---------         ---------          ---------
                                                                           8,080,440         7,473,093          1,945,687
                                                                           =========         =========          =========


                                     ---------------------                        -----------------------
March 23, 2000                          Jonathan Kolber                                    Avraham Harel
                                     CEO and Vice Chairman                        Member of the Board of Directors
                                   of the Board of Directors

---------------------------------------------------------------------------------------------------------------------------



The accompanying notes are an integral part of the financial statements.

                                                                                                                        F-5
Consolidated Statements of Operations*
---------------------------------------------------------------------------------------------------------------------------

In terms of shekels of December 1999

                                                                                                               Convenience
                                                                                                               translation
                                                                                                                 (Note 2B)
                                                                                                               -----------
                                                                                                                Year ended
                                                                 Year ended December 31                        December 31
                                                           1999               1998            1997                    1999
                                           Note                      NIS thousands                          US $ thousands
                                          -------      -----------------------------------------------      ---------------

Income from sales
 and services                              23A         10,675,301         12,792,316        12,925,375          2,570,503
Cost of sales and services                 23B          8,129,866        * 9,867,024       * 9,890,029          1,957,588
                                                      -----------        -----------       -----------         ----------
Gross profit                                            2,545,435        * 2,925,292       * 3,035,346            612,915
Selling and marketing
 expenses                                  23C            978,056        * 1,202,457       * 1,125,264            235,506
General and
 administrative expenses                   23D            729,509          1,010,885           874,488            175,658
                                                       ----------        -----------       -----------         ----------
Operating earnings                                        837,870            711,950         1,035,594            201,751
Financing expenses, net                    23E            358,289            251,015           151,843             86,273
                                                       ----------        -----------       -----------          ---------
                                                          479,581            460,935           883,751            115,478
Other income (expenses),
 net                                       23F            107,228            (71,270)          117,399             25,820
                                                        ---------         -----------       ----------           --------
Earnings before income
 tax                                                      586,809            389,665         1,001,150            141,298
Income tax                                 16G            161,887            233,985           235,847             38,981
                                                         --------         ----------        ----------           --------
                                                          424,922            155,680           765,303            102,317

Group's equity in the
 operating results of
 affiliates, net                           23G            121,725             61,985            10,635             29,310
                                                         --------          ---------         ---------            -------
                                                          546,647            217,665           775,938            131,627

Minority interest in
 subsidiaries, net                                          2,472           (239,964)         (254,530)               595
                                                         --------          ----------        ----------           --------

Net earnings (loss) from
 continuing activities                                    549,119            (22,299)          521,408            132,222
Result of discontinued
activities, net                            24H                  -             69,420            15,929                  -
                                                         --------           --------          --------            --------
Net earnings for the year                                 549,119             47,121           537,337            132,222
                                                         ========           ========          ========            ========
                                                              NIS                NIS               NIS                US$
                                                         --------           --------          --------            --------

Basic earnings (loss) per
 NIS 1 par value
 of ordinary shares:                        26
Continuing activities                                      34,892             (1,347)           34,014              8,402
Discontinued activities                                         -              4,414             1,032                  -
                                                         --------           ---------         --------             -------
                                                           34,892              3,067            35,046              8,402
                                                         ========           =========         ========             =======

Diluted earnings per
 NIS 1 par value of
 ordinary shares:                           26
Continuing activities                                      34,559             (1,347)           33,038              8,321
Discontinued activities                                         -              4,414             1,015                  -
                                                         ---------           -------          --------             -------
                                                           34,559              3,067            34,053              8,321
                                                         =========           =======          ========             ======

*  Reclassified.

The accompanying notes are an integral part of the financial statements

                                                                                                                         F-6
Company Statements of Operations
----------------------------------------------------------------------------------------------------------------------------

In terms of shekels of December 1999

                                                                                                               Convenience
                                                                                                               translation
                                                                                                                 (Note 2B)
                                                                                                                Year ended
                                                                    Year ended December 31                     December 31
                                                              1999             1998            1997                   1999
                                           Note                      NIS thousands                          US $ thousands
                                          ------          -------------------------------------------     ----------------

Income
Management services                        23A             65,121             62,752           101,516             15,680
Others, net                                23F                  -                  -            95,858                  -
Financing, net                             23E                  -                  -             8,639                  -
                                                         ---------           -------          --------            -------
Total income                                               65,121             62,752           206,013             15,680
                                                         ---------           -------          --------            -------

Expenses
Administrative                            23D              66,170            116,643           102,888             15,933
Others, net                               23F             107,505              6,729                 -             25,886
Financing, net                            23E             160,475             84,568                 -             38,641
                                                         --------            -------          --------            -------
Total expenses                                            334,150            207,940           102,888             80,460
                                                         --------            -------          --------            -------

Earnings (loss) before
 income tax                                              (269,029)          (145,188)          103,125            (64,780)
Income tax                                                101,500                  -                 -             24,440
                                                         ---------          ---------         --------            --------
                                                         (167,529)          (145,188)          103,125            (40,340)

Koor's equity in the
 operating results of
 investees, net                            23G            716,648            122,889           418,283            172,562
                                                         ---------          --------          --------           --------

Net earnings (loss) from
 continuing activities                                    549,119            (22,299)          521,408            132,222

Results of discontinued
 activities, net                           24H                  -             69,420            15,929                  -
                                                        ----------          ---------         --------           --------
Net earnings for the year                                 549,119             47,121           537,337            132,222
                                                        ==========          =========         ========            =======
                                                              NIS                NIS               NIS                NIS
                                                        ----------          ---------         --------            -------

Basic earnings (loss )
 per NIS 1 par value of
  ordinary shares :                         26
Continuing activities                                      34,892             (1,347)           34,014              8,402
Discontinued activities                                         -              4,414             1,032                  -
                                                        ---------            -------           -------            --------
                                                           34,892              3,067            35,046              8,402
                                                         ========            =======           =======            =======

Diluted earnings
 (losses) per NIS 1 par
 value of ordinary shares                   26
Continuing activities                                      34,559             (1,347)           33,038              8,321
Discontinued activities                                         -              4,414             1,015                  -
                                                          -------            -------           -------            -------
                                                           34,559              3,067            34,053              8,321
                                                          =======            =======           =======            ========


The accompanying notes are an integral part of the financial statements.

                                                                                                                             F-7
Statement of Shareholders' Equity
--------------------------------------------------------------------------------------------------------------------------------

In terms of shekels of December 1999

                                                   Number      Share     Capital  Company      Cumulative     Retained   Total
                                                     of       capital   reserves   shares       foreign       earnings
                                                 ordinary                          held by      currency
                                                 shares (1)                      subsidiaries  translation
                                                                                               adjustments
                                                 ----------   -------   -------  ------------  -----------    ---------   -----
                                                                                       NIS thousands
                                                              ------------------------------------------------------------------

Balance at January 1, 1997                      15,079,830    532,746  2,176,402     (7,007)   (738,856)   2,077,186   4,040,471

Changes during 1997:

Net income                                               -          -          -          -           -      537,337     537,337
Exercise of stock options granted
 to Israeli banks                                                   1      1,855                                   -       1,856
Interim dividend                                         -          -          -          -           -      (57,902)    (57,902)
Interim dividend                                         -          -          -          -           -      (29,817)    (29,817)
Interim dividend                                         -          -          -          -           -      (30,668)    (30,668)
Erosion of dividend proposed in 1996                     -          -          -          -           -        2,717       2,717
Cumulative foreign currency translation
 adjustments                                             -          -          -          -      18,228            -      18,228
Purchase of Company shares by subsidiaries,
 net, and dividend received therefrom             (132,924)                         (46,634)          -        2,016     (44,618)
Exercise of stock options (series 2)               233,157        * -     94,602          -           -            -      94,602
Exercise of stock options granted to
 senior employees (2)                              127,506        * -          -          -           -            -           -
                                                ----------    -------  ---------   --------    --------    ---------   ---------
Balance at 31 December, 1997                    15,307,569    532,747  2,272,859    (53,641)   (720,628)   2,500,869   4,532,206
                                                ==========    =======  =========   =========   =========   =========   =========

* Represents an amount lower than NIS 1,000.

(1)      Net of subsidiaries' holdings.

(2)      See also Note 20(c).


The accompanying notes are an integral part of the financial statements.



Balance at January 1, 1998                      15,307,569    532,747  2,272,859    (53,641)   (720,628)   2,500,869   4,532,206

Changes during 1997:

Net income                                               -          -          -          -           -       47,121      47,121
Exercise of stock options granted
 to Israeli banks                                        -        * -        619          -           -            -         619
Interim dividend                                         -          -          -          -           -      (68,870)    (68,870)
Interim dividend                                         -          -          -          -           -      (66,352)    (66,352)
Interim dividend                                         -          -          -          -           -      (87,299)    (87,299)
Erosion of dividend proposed in 1996                     -          -          -          -           -          724         724
Cumulative foreign currency translation
   adjustments                                           -          -          -          -     163,068            -     163,068
Dividend from company shares held by
  subsidiaries                                           -          -          -          -           -        2,074       2,074
Conversion of debentures into shares               315,658          1    141,163          -           -            -     141,164
Employee benefit from options granted by a
 controlling shareholder (2)                             -          -      6,080          -           -            -       6,080
Adjustment of consideration in respect
 of purchase of investment from
 controlling shareholder (3)                             -          -     (6,080)         -           -     (588,904)   (594,984)
Exercise of stock options granted
 to senior employees (2)                            100,100        *-          -          -           -            -           -
Other adjustments                                        -          -        367          -           -            -         367
                                                -----------   -------  ---------    -------   ---------    ---------   ---------
Balance at 31 December, 1998                    15,723,327    532,748  2,415,008    (53,641)   (557,560)   1,739,363   4,075,918
                                                ==========    =======  =========    =======   =========    =========   =========

*   Represents an amount lower than NIS 1,000.
(1) Net of subsidiaries' holdings.
(2) See also Note 20C.
(3) See Note 3A.

The accompanying notes are an integral part of the financial statements.


Balances at January 1, 1999                     15,723,327    532,748  2,415,008    (53,641)   (557,560)   1,739,363   4,075,918
Changes during 1999:

Net income                                               -          -          -          -           -      549,119     549,119
Exercise of stock options granted
 to Israeli banks                                        -        * -        414          -           -            -         414
Interim dividend                                         -          -          -          -           -      (58,228)    (58,228)
Interim dividend                                         -          -          -          -           -      (42,934)    (42,934)
Interim dividend                                         -          -          -          -           -     (124,028)   (124,028)
Erosion of dividend proposed in 1998                     -          -          -          -           -         (442)       (442)
Cumulative foreign currency translation
  adjustments                                            -          -          -          -     (19,350)           -     (19,350)
Dividend from company shares held
  by subsidiaries                                        -          -          -          -           -        2,412       2,412
Conversion of debentures into shares                 2,171        * -      1,020          -           -            -       1,020
Employee benefit from options granted
  by a controlling shareholder (2)                       -          -        774          -           -            -         774
Exercise of stock options granted to
 senior employees (2)                                5,473        * -          -                      -            -           -
Other adjustments                                        -          -         39          -           -            -          39

                                                ----------    -------  ---------    -------    --------    ---------   ---------
Balance at 31 December, 1999                    15,730,971    532,748  2,417,255    (53,641)   (576,910)   2,065,262   4,384,714
                                                ==========    =======  =========    ========   ========    =========   =========

*        Represents an amount lower than NIS 1,000.
(1)      Net of subsidiaries' holdings.
(2)      See also Note 20C.






The accompanying notes are an integral part of the financial statements.


Convenience translation into US dollars (Note 2B)


Balance at  January 1, 1999                     15,723,327    128,280    581,509    (12,916)   (134,255)     418,821     981,439

Changes during 1999:

Net income                                               -          -          -          -           -      132,222     132,222
Exercise of stock options granted
 to Israeli banks                                        -        * -        100          -           -            -         100
Interim dividend                                         -          -          -          -           -      (14,021)    (14,021)
Interim dividend                                         -          -          -          -           -      (10,338)    (10,338)
Interim dividend                                         -          -          -          -           -      (29,865)    (29,865)
Erosion of dividend proposed in 1998                     -          -          -          -           -         (106)       (106)
Cumulative foreign currency
  translation adjustments                                -          -          -          -      (4,659)           -      (4,659)
Dividend from company shares held
  by subsidiaries                                        -          -          -          -           -          581         581
Conversion of debentures into shares                 2,171        * -        246          -           -            -         246
Employee benefit from options granted
  by a controlling shareholder (2)                       -          -        186          -           -            -         186
Exercise of stock options granted
  to senior employees (2)                            5,473        * -          -          -           -            -           -
Other adjustments                                        -          -          9          -           -            -           9
                                                ----------    -------    -------   --------    --------      -------   ---------
Balance at 31 December, 1999                    15,730,971    128,280    582,050    (12,916)   (138,914)     497,294   1,055,794
                                                ==========    =======    =======    ========   ========      =======   =========

(1)   Net of subsidiaries' holdings.
(2)   See also Note 20C.
*     Represents an amount lower than $1,000.



The accompanying notes are an integral part of the financial statements.

                                                                                                                        F-11
Consolidated Statement of Cash Flows
----------------------------------------------------------------------------------------------------------------------------
In terms of shekels of December 1999

                                                                                                               Convenience
                                                                                                               translation
                                                                                                                 (Note 2B)
                                                                                                                Year ended
                                                                      Year ended December 31                   December 31
                                                             1999             1998              1997                  1999
                                                                     NIS thousands                          US $ thousands
                                                         --------------------------------------------      ----------------
Cash flows generated by operating
 activities:
Net earnings                                              549,119             47,121           537,337            132,222
Adjustments to reconcile net earnings to
 cash flows generated by
 operating activities (A)                                 171,509            632,419           285,503             41,298
                                                         --------          ---------          --------          ---------
Net cash inflow generated by operating
 activities                                               720,628            679,540           822,840            173,520
                                                         --------          ---------          --------          ---------

Cash flows generated by investing
 activities:
Purchase of fixed assets                                 (654,694)        (1,056,788)         (991,967)          (157,646)
Investment grants in respect of fixed assets               45,050             16,015            54,860             10,849
Amounts charged to intangible assets and
 deferred expenses                                       (107,293)           (92,092)          (58,337)           (25,835)
Additional investments in subsidiaries                   (118,869)        (1,255,337)          (94,414)           (28,622)
Acquisition of initially-consolidated
 subsidiaries (B)                                        (234,432)          (231,504)          (18,902)           (56,449)
Investments in affiliates                                (886,984)        (1,897,053)          (40,451)          (213,577)
Investments in loans to affiliates                         (5,911)            (8,265)          (10,874)            (1,423)
Repayment of long-term loans to affiliates                    105             27,007             4,966                 25
Proceeds from realisation of investments in
 formerly consolidated subsidiaries, net of
 cash in those subsidiaries at the time they
 ceased being consolidated (C)                            508,144            540,513           168,914            122,357
Purchase of consolidated companies' shares
 by their consolidated companies                         (116,497)                  -                 -           (28,051)
Investment in restricted bank deposit                           -           (746,194)                -                  -
Proceeds from disposal of investments
 in investees                                             140,277            314,401           241,660             33,777
Proceeds from sale of fixed assets                        185,893             71,493            81,589             44,761
Decrease (increase) in other
 investments                                             (347,184)           184,082          (210,607)           (83,598)
Changes in short-term deposits and
 investments, net                                        (150,962)          (161,955)         (193,615)           (36,351)
                                                       -----------        -----------       ----------           --------
Net cash outflow generated by investing
 activities                                            (1,743,357)        (4,295,677)       (1,067,178)          (419,783)
                                                       -----------        -----------       -----------          ---------




The accompanying notes are an integral part of the financial statements


Cash flows generated by financing
 activities:

Proceeds from exercise of stock options                       414                619            96,458                100
Purchase of Company shares by
 subsidiaries, net                                              -                  -           (46,634)                 -
Dividend paid                                            (144,411)          (193,176)         (127,274)           (34,773)
Issuance of shares to minority in
 subsidiaries                                              13,552            299,638           182,147              3,263
Dividend paid to minority in
 subsidiaries                                             (12,894)           (25,859)          (30,555)            (3,105)
Payment of suppliers credit received
 for the purchase of fixed assets                          (1,232)            (1,917)           (5,150)              (297)
Issuance of convertible debentures                         62,220            746,194                 -             14,982
Proceeds from principal of long-term
 loans and other long-term liabilities                    763,930          3,394,867           836,116            183,947
Repayment of long-term loans, debentures
 and other long-term liabilities                         (606,496)          (684,889)         (683,921)          (146,038)
Credit from banks and others, net                         913,907            172,504           362,992            220,060
                                                        ---------          ---------          --------           --------
Net cash inflow generated by financing
 activities                                               988,990          3,707,981           584,179            238,139
                                                        ---------          ---------          --------           --------

Translation differences in respect of cash
balances of autonomous foreign investees                   (8,928)            64,746             4,091             (2,149)
                                                        ---------          ---------           -------            --------

Increase (decrease) in cash and cash
 equivalents                                              (42,667)           156,590           343,932            (10,273)

Balance of cash and cash equivalents
 at beginning of year                                   1,491,373          1,334,783           990,851            359,107
                                                       ----------          ---------         ---------           --------

Balance of cash and cash equivalents
 at end of year                                         1,448,706          1,491,373         1,334,783            348,834
                                                        =========          =========         =========           =========


The accompanying notes are an integral part of the financial statements


A.  Adjustments to reconcile net
      earnings to cash flows generated
      by operating activities:

Income and expenses not involving cash flows:

  Minority interest in subsidiaries, net                   (2,472)           247,052           266,784               (595)
  Dividend received from affiliates net
   of equity in the operating results
   (equity in operating results of
   affiliates net of dividend received
   therefrom)                                             (74,696)           (34,240)            3,325            (17,986)
  Depreciation and amortisation                           570,070            683,095           672,359            137,267
  Deferred taxes                                         (155,683)          (117,068)           15,815            (37,487)
  Increase in liabilities in respect of
   employee severance benefits, net                        60,061             82,604             7,608             14,462
  Capital losses (gains), net:
  Fixed assets                                              2,993              7,339           (15,413)               721
  Investments in formerly consolidated
   subsidiaries                                          (401,880)          (147,902)          (70,791)           (96,769)
  Investments in investees                                (47,560)          (249,716)         (108,855)           (11,452)
Inflationary adjustment of principal of
 long-term loans and other liabilities                    (43,814)            53,510            26,664            (10,550)
Inflationary erosion of principal of
 credit from banks and others                                   -             16,204                 -                  -
Adjustment of value of investments,
 deposits and loans receivable                             (2,619)           (54,425)           (5,321)              (631)
Write-down in value of assets and
 investments                                              262,232            227,398            47,052             63,144
Liquidating dividend                                            -                  -           (20,327)                 -
Employee benefits granted by a
 controlling shareholder                                      774              6,080                 -                186
                                                        ---------            -------          --------            -------
                                                          167,406            719,931           818,900             40,310
                                                        ---------            -------          --------            -------




The accompanying notes are an integral part of the financial statements

Changes in operating asset and
 liability items:

Increase in trade receivables and other
 receivables (after taking into
 account non-current amounts)                            (363,926)          (639,503)         (426,242)           (87,630)
Decrease (increase) in inventory, work
 in process and customer advances
(including long-term customer
 advances and deposits)                                   (31,029)           (10,777)           56,010             (7,471)
Increase (decrease) in trade payables
 and other payables and accruals                          399,058            562,768          (163,165)            96,089
                                                        ---------           --------          ---------           -------
                                                            4,103            (87,512)         (533,397)               988
                                                        ---------           --------          ---------           -------
                                                          171,509            632,419           285,503             41,298
                                                        =========           ========          =========           =======

B.  Acquisition of initially
      consolidated subsidiaries

Assets and liabilities of the
subsidiaries at date of acquisition:

  Working capital deficit (surplus),
   excluding cash and cash equivalents                    137,360           (150,468)           (1,070)            33,075
  Fixed assets and investments                           (808,959)           (43,830)          (85,186)          (194,789)
  Long-term liabilities                                   192,422              4,675            75,859             46,333
  Minority interest in subsidiaries                        61,938              2,437            22,241             14,914
  Excess of cost over net asset value
   upon acquisition                                       (37,921)           (48,328)          (48,470)            (9,131)
  Equity in net assets                                    108,597              4,010            (2,603)            26,149
  Liquidating dividend                                          -                  -            20,327                  -
  Liability for acquisition of subsidiaries               112,131                  -                 -             27,000
                                                        ----------          --------          ---------           --------
                                                         (234,432)          (231,504)          (18,902)           (56,449)
                                                        ==========          =========         =========           ========



The accompanying notes are an integral part of the financial statements


C.  Proceeds from realisation of
    investments in formerly
    consolidated subsidiaries, net of cash
    in those subsidiaries at the time
    they ceased being consolidated:

Assets and liabilities of the formerly
  consolidated subsidiaries at the time
  they ceased being consolidated:

 Working capital surplus, excluding
  cash and cash equivalents                               610,811             94,836            38,282            147,077
Fixed assets and investments                              994,450            793,540           260,452            239,453
 Long-term liabilities                                   (233,786)          (249,922)         (168,786)           (56,293)
 Minority interest in the subsidiaries as at
  the date of sale                                       (243,164)          (206,326)          (25,551)           (58,551)
 Investments in affiliated companies, net              (1,022,047)                  -                 -          (246,098)
Consideration not yet received from
   consolidation of companies                                   -            (39,517)           (6,274)                 -
 Capital gain on sale of  investments
  in the subsidiaries                                     401,880            147,902            70,791             96,768
                                                       ----------           --------          --------           --------
                                                          508,144            540,513           168,914            122,356
                                                       ==========           ========          ========           ========

D.  Non-cash transactions:
Purchase of fixed assets                                    5,897              6,673            20,637              1,420
                                                       ==========           ========          ========           ========
Investment grant receivable                                     -                  -               234                  -
                                                       ==========           ========          ========           ========
Purchase of other assets                                    8,306             29,426            24,911              2,000
                                                       ==========           ========          ========           ========
Purchase of switching division                              3,945                  -                 -                950
                                                       ==========           ========          ========           ========
Proceeds from sale of fixed assets and
investees                                                       -             44,874            17,384                  -
                                                       ==========           ========          ========           ========
Investment in initially consolidated
 subsidiaries                                             112,131                  -                 -             27,000
                                                       ==========           ========          ========           ========
Proposed dividend to minority shareholders                      -              8,793            12,963                  -
                                                       ==========           ========          ========           ========
Interim dividend                                          165,172             86,363            59,820             39,772
                                                       ==========           ========          ========           ========
Conversion of convertible debentures into
 shares of the Company and of subsidiaries                  1,020            141,492                 -                246
                                                       ==========           ========          ========           ========
Conversion of current trade receivables
 into long-term loans receivable                                -                  -             8,508                  -
                                                       ===========           ========         ========           ========



The accompanying notes are an integral part of the financial statements.

Company Statements of Cash Flows
----------------------------------------------------------------------------------------------------------------------------
In terms of shekels of December 1999

                                                                                                               Convenience
                                                                                                               translation
                                                                                                                 (Note 2B)
                                                                                                                Year ended
                                                                      Year ended December 31                   December 31
                                                             1999             1998              1997                  1999
                                                                     NIS thousands                          US $ thousands
                                                         --------------------------------------------      ----------------
Cash flows generated by operating
 activities:
Net earnings                                              549,119             47,121           537,337            132,222
Adjustments to reconcile net earnings
 to cash flows generated by
 operating activities (A)                                (322,620)           175,337          (367,197)           (78,875)
                                                         ---------          --------         ----------           --------

Net cash inflow generated by operating
 activities                                               226,499            222,458           170,140             53,347
                                                         ---------          --------          --------            -------

Cash flows generated by investing
   activities:
  Investees - acquisition of shares, payments
   on account of shares, loans granted, and
   non-current accounts                                (1,098,942)        (3,633,853)         (113,341)          (259,010)
  Purchase of fixed assets                                (14,052)           (26,320)             (776)            (3,384)
  Increase in investments and other
   receivables, net                                      (355,461)           (39,464)          (62,194)           (85,591)
  Proceeds from sale of fixed assets                          949              1,707               440                229
  Proceeds from realisation of investments
   in investees, net                                      178,379            409,463           257,800             41,946
  Dividend received from an investees                   1,448,145            542,761                 -            345,292
  Investment in short-term deposits and
   investments, net                                       (86,748)            (2,553)          (30,820)           (20,888)
                                                       -----------        -----------         ---------          ---------
Net cash inflow (outflow) generated by
 investing activities                                      72,270         (2,748,259)           51,109             18,594
                                                       ----------         -----------         ---------          --------

Cash flows generated by financing
  activities:

  Proceeds from exercise of stock options                     414                619            96,458                100
  Dividend paid                                          (145,969)          (194,979)         (128,626)           (35,148)
  Receipt of long-term loans and other
   long-term liabilities                                  107,062          2,779,618            10,594             25,779
  Payments of long-term loans and
   other long-term liabilities                            (90,819)           (86,358)          (68,910)           (21,868)
  Credit from banks and others, net                       240,444             (6,137)             (968)            57,896
                                                        ----------         ----------         ---------           -------
Net cash inflow (outflow) generated by
 financing activities                                     111,132          2,492,763           (91,452)            26,759
                                                        ---------          ----------         ---------           -------

Increase (decrease) in cash and cash
 equivalents                                              409,901            (33,038)          129,797             98,700
Balance of cash and cash equivalents at
 beginning of year                                        315,453            348,491           218,694             75,958
                                                         --------          ---------         ---------            -------
Balance of cash and cash equivalents at
 end of year                                              725,354            315,453           348,491            174,658
                                                         ========           ========         =========            =======

The accompanying notes are an integral part of the financial statements.



(A) Adjustments to reconcile net earnings to cash flows generated by operating activities:

Income and expenses not involving cash flows:

  Dividend received from investees net of equity
   in their operating results (equity in
   operating results of investees, net of
   dividend received therefrom)                          (206,403)           141,275          (299,014)           (46,294)
  Depreciation and amortisation                             2,433              3,143             4,608                587
  Deferred taxes                                         (129,000)                  -                 -           (31,062)
  Increase (decrease) in liability in respect
   of employee severance benefits, net                    (10,553)           (22,508)           12,425             (2,541)
  Capital losses (gains), net:
  Fixed assets                                              1,661              1,121                86                400
  Investment in investees                                 (44,699)          (113,159)          (93,088)           (10,763)
  Decrease (increase) in value of deposits
   and other erosions, net                                  1,202                435            (3,834)               289
  Exchange rate differences and erosion of
   principal of long-term loans and other
   liabilities                                            (19,327)            13,059             5,171             (4,654)
  Erosion of principal of credit from banks
   and others                                                   -              6,678                 -                  -
  Employee benefits from option
   granted by a controlling shareholder                       774              6,080                 -                186
  Write down in value of investments                      153,989            131,090                 -             37,079
                                                        ----------          ---------        ----------           -------
                                                         (249,923)           167,214          (373,646)           (56,773)
                                                        ----------          ---------        ----------           --------

Changes in operating assets and liability items:
  Decrease (increase) in current accounts of
   investees, net                                         (88,911)            26,003            (5,531)           (26,007)
  Decrease (increase) in receivables                      (11,007)            (2,520)            1,743             (2,650)
  Increase (decrease) in payables and
   accruals                                                27,221            (15,360)           10,237              6,555
                                                         --------           ---------         --------            -------
                                                          (72,697)             8,123             6,449            (22,102)
                                                         ---------           --------         ---------           --------

                                                         (322,620)           175,337          (367,197)           (78,875)
                                                         =========           =======          =========           ========

(B) Significant non-cash transactions:

Interim dividend                                          166,962             87,299            60,484             40,203
                                                         ========            =======           =======            ========

The accompanying notes are an integral part of the financial statements.

Notes to the Financial Statements
-------------------------------------------------------------------------------
Note 1 - General

         A. Koor Industries Ltd. is a diversified holding company, which operates in the fields of telecommunication, defence electronics, agro-chemicals and other chemicals and building and infrastructure materials, through its subsidiaries, proportionately consolidated companies and affiliates (hereinafter - the "Koor Group" or the "Group").

               The Company's shares are traded both on the Tel-Aviv Stock Exchange and on the New York Stock Exchange.

Note 2 - Significant Accounting Policies

         The financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Israel, which differ in certain respects from those followed in the United States, as described in Note 28.

         The significant accounting policies, which were applied on a consistent basis, are as follows: In these financial Statements:

         A.    Definitions:

         1. The Company - Koor Industries Ltd. (hereinafter - "Koor" or the "Company").

         2. Subsidiaries - companies in which more than 50% of the equity is held by Koor.

         3. Proportionately consolidated companies - jointly controlled companies, which are consolidated by the proportionate consolidation method in Koor's financial statements.

         4. Affiliates - companies, in which Koor has voting or equity rights which give it significant influence over the operating and financial policies of these companies, and which are not fully or proportionately consolidated. Such companies are included on the equity basis.

         5. Investees - subsidiaries, proportionately consolidated companies and affiliates.

         6. Related parties - as defined in the Israeli Securities Regulations (Preparation of Annual Financial Statements), 1993, including related parties as defined by the Institute of Certified Public Accountants in Israel - (hereinafter - "ICPAI").

         B.    Adjusted financial statements:

         1.    a)    All NIS figures in the financial statements are stated
                     in terms of NIS of a identical purchasing power (NIS of December 1999), the required adjustments are based upon the changes in the Israeli Consumer Price Index
                     (hereinafter - "CPI")

               b) The adjustments of the financial statements of the Koor Group's is in accordance with the opinions of the ICPAI and is based on the accounting records which are kept in historical NIS, or in other functional currencies.

               c) The adjusted amounts of non-monetary assets do not necessarily represent their realisable or current economic value, but rather the original historical cost of those assets in terms of adjusted NIS. The term "cost" in these financial statements means cost in adjusted NIS.

         2. The adjusted financial statements as at 31 December, 1999 and for the year then ended have been translated into dollars using the representative exchange rate as at that date ($1 = NIS 4.153). The translation was made solely for the convenience of the reader. The dollar amounts so presented in these financial statements should not be construed as representing amounts receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

         3. The following principles of adjustment relate to those companies of the Koor Group whose financial statements were adjusted on the basis of the CPI:

               a) Non-monetary items (mainly fixed assets, inventory, work in process and related customer advances, intangible assets and deferred expenses), have been adjusted on the basis of the CPI at the time when the related transactions were carried out. The components of the statement of operations relating to non-monetary items (mainly changes in inventory and work in progress, depreciation and amortisation) have been adjusted on the same basis used for the adjustment of the related balance sheet items.

               b) Investments in investees and the equity in their results of operations for the current year, as well as the minority interest in subsidiaries and their share in the results of their operations for the current year, are based on the adjusted financial statements of those companies.

               c) Monetary items (items whose amounts in the balance sheet reflect current or realisable values) are presented in the balance sheet as at 31 December, 1999, at their historical amounts (comparative figures are also stated in terms of shekels of December 1999).

               d) The components of the statement of operations (except for financing), relating to transactions carried out during the year - sales, purchases, labour costs, etc., have been adjusted according to the CPI at the time the related transactions were effected. The erosion of monetary balances relating to the aforesaid transactions has been included in the financing item.

               e) The components of the statement of operations relating to provisions included in the balance sheet, such as: liability in respect of employee severance benefits, provision for vacation pay, etc., are based on the changes in the balances of the related balance sheet items after their related cash flows were taken into account.

               f) The financing item which is derived from the other items of the statement of operations reflects real financing income and expenses, as well as the erosion of monetary balances during the year, the earnings and losses from the realisation and pledging of marketable securities and the earnings and losses from derivative financial instruments.

               g) Current income expense includes also the expense resulting from the erosion in value of payments on account of income tax from payment date to the end of the year.

         4. Adjustment of financial statements on the basis of the exchange rate of the dollar:

               The financial statements of certain subsidiaries and affiliates are adjusted on the basis of the exchange rate of the dollar. For the purpose of consolidation or inclusion according to the equity method, of the above-mentioned companies, the amounts (in terms of foreign currency), stated in the financial statements of those companies, have been treated, as autonomous foreign investees.

               According to Interpretation No. 8 to Opinion 36 of the ICPAI, at each balance sheet date, the figures of the balance sheet and the statements of operations for the year then ended are translated into shekels at the exchange rate prevailing at the end of the year, of the foreign currency in which the financial statements of those companies were prepared. Balance sheet items as at the beginning of the year, and changes in capital during the year, were translated according to the exchange rate at the beginning of the year or at the date of the change, respectively, and were then adjusted for the changes in the CPI until December 1999. This treatment is relevant both to the autonomous foreign investees as well as to the Israeli companies whose functional currency is the dollar.

               Differences arising from the translation were included in a separate item of shareholders' equity under "Cumulative foreign currency translation adjustments".

         C.    Principles of consolidation:

         1. The consolidated financial statements include the accounts of Koor, all its subsidiaries and proportionately consolidated companies.

               The Group's share in the equity of subsidiaries and proportionately consolidated companies is computed on the basis of their issued share capital. To the extent that sale and/or exercise of convertible securities issued by investee is probable, in accordance with the criteria set forth in Opinions 48 and 53 of the ICPAI, and if the percentage of Koor's holdings of such subsidiaries is expected to decrease upon their conversion or exercise, following which Koor will incur a loss, an appropriate provision is included for such an anticipated loss.

         2. Consolidation of financial statements of proportionately consolidated companies

               In accordance with generally accepted accounting principles in Israel, the financial statements of companies that are jointly controlled, mainly Mashav Initiating and Development Ltd. and its subsidiaries, are included in Koor's consolidated financial statements according to the proportionate consolidation method.

         3. Goodwill deriving from the acquisition of an investment, which represents the excess of acquisition cost or the investment in subsidiaries over the fair value of identifiable assets less the fair value of identifiable liabilities upon acquisition, is amortised at equal annual rates over 10 years commencing from the acquisition date.

               Differences resulting from changes in holding rates are charged to the statement of operations, as incurred.

         4. Significant inter-company transactions and balances are eliminated upon consolidation.

         5. Koor's shares which were purchased by subsidiaries are accounted for as treasury stock.

         D.    Use of estimates:

         The financial statements, which were prepared in accordance with generally accepted accounting principles, include amounts based on estimates and assumptions of the Management which take the factor of materiality into consideration. Actual results may differ from such estimates.

         E.    Cash equivalents:

         Cash equivalents are considered by the Company to be highly liquid investments which include short-term bank deposits with an original maturity of three months or less and which are not encumbered by a lien.

         F.    Marketable securities:

         Investments in marketable securities designated for sale in the short term, which can be sold immediately ("current investments"), are stated at market value. Investments in marketable securities not designated for sale in the short term ("permanent investment") are stated at cost (debentures - including accrued interest), as long as there has not been a decline in value which is not of a temporary nature.

         G.    Allowance for doubtful debts:

         The allowance is partly determined in respect of specific debts whose collection is doubtful, and partly as a percentage of the balance of trade receivables.

         H.    Inventory:

         Inventory is stated at the lower of cost or market value. Cost is determined as follows:

         Raw materials, auxiliary materials and spare parts - at average cost or by the "first-in, first-out" method.

         Finished goods and goods in process - mainly on the basis of direct manufacturing costs and, in part, on the basis of average manufacturing costs with the addition of indirect manufacturing costs.

         Merchandise - by the first-in, first-out method or by the moving average method.

         I.    Work in process:

         Work in process is valued at direct production cost, plus allocated indirect expenses, all of which are on an average basis. The cost of work in process under long-term contracts also includes allocation of general expenses, as well as interest at an average rate for external financing.

         Interest is calculated in respect of the excess of the cost of work in process over customer advances received for each order or in respect of the excess of customer advances received for each order over the cost of work in process.

         The excess of the investment in inventory and work in process, over related advances received, is included in current assets, while the excess of advances received over investment is included in current liabilities.

         J.    Investments in investees companies:

         The investments in investees (consolidated - investments in affiliates) are stated by the equity method. Goodwill, arising from the acquisition of investments, is amortised at equal annual rates over a 10 year period, commencing from acquisition date.

         K.    Long-term receivables and liabilities:

         Long-term receivables and liabilities, with below-market interest rates at date of inception, were recorded at their present values.

         L.    Fixed assets:

         1. The assets are stated at cost, net of related investment grants.

         2. Cost includes interest capitalised during the period of construction of the assets, calculated according to the specific interest rates applicable to the sources used to finance the investment.

         3. Depreciation is computed by the straight-line method, on the basis of the estimated useful lives of the assets.

               The annual depreciation rates used are as follows:

                                                         _________%

               Buildings and leasehold rights               1-10  (mainly 2%)


               Machinery, equipment and installations       5-20  (mainly 10%)


               Vehicles and forklifts                      10-20  (mainly 15%)


               Office furniture and equipment               6-33  (mainly 6%
                                                                   and 25%)

         M.    Debentures convertible into shares:

         1. Debentures, conversion of which is not expected in the foreseeable future, are stated at their liability value as at balance sheet date, in accordance with the provision, of Opinion 53 of the ICPAI, and are stated as long-term liabilities.

         2. In accordance with Opinions 48 and 53 of the ICPAI, the provision for anticipated loss on the reduction in the percentage of holdings of investees is included in the item "Minority interest in subsidiaries", in the balance sheet.

         N.    Intangible assets and deferred expenses:

         1. Intangible assets - know-how, software and patents purchased and payments for licensing of products abroad - are stated at cost and are amortised in 5 to 10 annual installments beginning with the commencement of the utilisation thereof.

         2.    Deferred expenses - debenture issuance costs:

               These costs are amortised over the life of the debentures.

         O.    Deferred taxes:

         1. Deferred taxes are computed in respect of differences between the amounts stated in the financial statements and those to be considered for tax purposes. As for the main components in respect of which deferred taxes have been created - see Note 16F.

         2. Deferred tax balances are computed at the tax rate expected to be in effect at the time these taxes will be charged to the statement of operations. The amount stated in the statement of operations represents the changes in the said balances during the current year.

         3. Koor has not recorded deferred taxes in respect of the possible sale of investments in investees that management intends to retain. Similarly, deferred taxes have not been provided for future taxable distributions from investees since it is the Group's policy not to distribute taxable dividends in the foreseeable future.

         P.    Revenue recognition:

         1.    Work in process:

               Revenue and costs related to work in process under long-term contracts are recognised under the percentage of completion method, once accumulated costs have become significant.

               As for contracts involving technological uncertainties, revenue is recognised on the basis of the completed contracts method.

               Income and costs relating to contracts on a "cost plus" basis (i.e. cost with the addition of profit at a fixed rate) are recognised when the costs are incurred.

               Full provision is made for anticipated losses.

         2.    Sale of products and rendering of services:

               Sales are recognised upon delivery of the products or performance of the services.

               In special contracts, the sales are recognised after performing the work and passing acceptance tests, as defined in the product delivery contract.

         Q.    Adjustments of computer systems to Year 2000

         The costs required to adjust and convert the existing programs of the Group, so that they can differentiate between years belonging to the 20th century and years belonging to the 21st century (year 2000 capability), are recorded as current expenses as incurred.

         R. Presentation of transactions between the Company and the controlling shareholder

         Transactions between the Company and the controlling shareholder of the Company are presented in accordance with the Securities Regulations (Presenting transactions between a company and its controlling shareholder in the financial statements) - 1996. Accordingly, the difference between the price paid to the controlling shareholder in 1998, regarding the sale of an asset, and the book value of the asset in the books of the controlling shareholder is included in the item Shareholders' equity of the Company.

         S.    Research and development:

         Research and development costs, net of participations (mainly from the Government of Israel), are charged to the statement of operations, as incurred. Research and development costs financed by the customer are charged to the cost of work in process, and are included in the statement of operations, as part of the recognition of revenue from such work in process.

         T.    Derivative financial instruments:

         Koor and its subsidiaries enter into option contracts and forward transactions that are designated to reduce the specific risks (i.e., commitments for the import of raw materials, export of goods, liabilities linked to the CPI or foreign currency) involved in the exposure to fluctuations in the exchange rates of foreign currency and changes in the CPI.

         The results of option contracts and forward transactions for the purchase or sale of foreign currency, which are designated to hedge the proceeds from export and the cost of imports against changes in foreign currency (hedging transactions), are recorded in the statement of operations, concurrently with the recording of the related import and export results.

         The results of option contracts and forward transactions for the purchase or sale of foreign currency intended to hedge certain net assets, but not classified as hedging transactions, are recorded in the statement of operations, as financing expenses in the period of the change in the exchange rate of the hedged balances (see also Note 21). The fair value of derivative financial instruments is established according to their market values, and when such does not exist, according to a valuation model.

         U.    Earnings per share:

         Earnings per share data is computed in accordance with Opinion 55 of the ICPAI (see also Note 26).

         V. Data regarding the CPI and the exchange rate of foreign currency:

         1. Below is data regarding the CPI and the US dollar exchange rate:

                                                   Israeli     Exchange rate
                                                      CPI*     of one U.S.$
                                                 ---------    --------------
                                                   Points               NIS
                                                 ---------    --------------

               For the year ended:

               December 1999                        168.53        4.153
               December 1998                        166.3         4.160
               December 1997                        153.1         3.536

                                                  ________%      ______%

               Changes during:

               1999                                   1.3          (0.2)
               1998                                   8.6          17.6
               1997                                   7.0           8.8


                                                                ______%
               Real increase (decrease)
               in the CPI relative
               to the exchange rate
               of the dollar during the year:

                1999                                                1.5
                1998                                               (8.3)
                1997                                               (1.7)


         (*) According to the index in respect of the month (1993 average basis) ended on balance sheet date.

         2. Assets and liabilities in foreign currency or linked thereto are included in the financial statements according to the representative exchange rate, as published by Bank of Israel as at balance sheet date.

         3. Assets and liabilities linked to the CPI are included in the financial statements according to the latest index published prior to balance sheet.


Note 3 - Information Regarding Certain Investee Companies

         A.    ECI Telecom Ltd. - An Affiliated Company

         1.    Merger of ECI and Tadiran Telecommunications

         a. On 16 March, 1999 ECI Telecom Ltd. (hereinafter: "ECI") and Tadiran Telecommunications Ltd. (hereinafter: "TTL") announced the completion of the merger between them, effective 1 January, 1999.

         b. The merger was recorded in Koor's financial statements at book value, based on the accounting principles applying to transactions in which assets of similar nature are exchanged. This treatment is different from accepted accounting treatment in the United States (GAAP), where the transaction would have been recorded at market value. See also Note 28A(2).

         c. Following the merger and before the purchase by Koor of additional shares in ECI as described in Section 2 below, the direct holdings of Koor and Tadiran Ltd. (hereinafter:
               "Tadiran") in ECI were 16.6% and 12.6% respectively. As a result of the merger the balance of goodwill of both Koor and Tadiran in ECI increased by some NIS 179 million.

         d. As a result of the merger, effective 1 January, 1999, Koor no longer consolidates TTL's operations in its financial statements.

               The details of TTL which are included in the consolidated financial statements of the company for 1998 and 1997:

                                                   Year ended December 31
                                                   -----------------------
                                                   1998             1997
                                                   ----             ----
                                                         NIS millions
                                                         ------------

         Sales revenues                             1,761           1,728
         Operating income                             179             114
         Net profit as reported by TTL                169              93
         Total assets                               2,355               -


         2.    On 31 January, 1999 Koor notified Clal Electronics
               Industries Ltd. (hereinafter: "Clal") of exercise of the call option for the purchase from Clal of 3,830,000 ordinary shares of ECI at $37 per share. The transaction was concluded on 8 February, 1999.

               As at the balance sheet date, after purchase by Koor of additional shares on the stock exchange and the purchase by a consolidated company of ECI of treasury stock, Koor's direct and indirect holdings in ECI reached 34.1%.

         3. In October 1999 a subsidiary of ECI, whose principal business is the development, production and marketing of fraud detection systems in communications networks and improvement of traffic quality in communications networks, completed an initial public offering on NASDAQ. This offering caused ECI to register a capital gain of approximately $30 million. As a result of the offering ECI's holding in its subsidiary declined to approximately 75%.

         4. During the fourth quarter of 1999 ECI registered a loss of approximately $37 million as a result of the termination of four different operations. In addition, in 1999 the current loss from the terminated operations amounted to approximately $26 million.

         5. In September 1999, Telegate Ltd., an affiliated company of ECI, signed an agreement of principles whereby the shares and capital notes held by its shareholders, including those of ECI, would be exchanged for shares of Trion Communications Systems Ltd., a company whose shares are listed for trading in the United States. The share exchange enabled ECI to post a capital gain of $25.5 million, which was registered upon completion of the transaction in the fourth quarter of 1999.

         6. Below is an adjustment of the profits of ECI based on the profit reported by ECI pursuant to the United States accounting regulations, to the profit pursuant to Israeli accounting regulations:

                                                                Year ended
                                                               December 31,
                                                                      1999
                                                               -------------
                                                                $ thousands
                                                                -----------

       Net profit of ECI based on its reported profit            102,519

       Adjustments:
       Finance income - marketable securities, see Note 28A(6)    11,171
       Tax income - deferred taxes, see Note 28A(4)                2,000
                                                                 --------
       Net profit of ECI based on net profit
         pursuant to Israeli accounting
         regulations                                             115,690
                                                                 ========


         B.    Tadiran Ltd. - consolidated company

         1.    Completion of purchase offer

               On 31 December, 1998 Koor held 97.4% of the issued capital of Tadiran. Pursuant to the purchase offer documents, in January 1999 Koor transferred the consideration for the balance of Tadiran shares amounting to NIS 79 million and achieved 100% ownership of Tadiran's shares.

         2.    Reorganisation

               During the accounting period decisions were taken in connection with personnel and activities downsizing plan in respect of Tadiran's consolidated companies. The managements of said companies estimate that implementation of the above plan will cost NIS 30 million.

         3.    Divestitures

               a. Within the framework of the merger agreement between ECI and TTL, Tadiran purchased the assets and liabilities of TTL's Switching Division (hereinafter:
                     "Switching") in consideration of approximately $29 million. On 21 March, 1999 an agreement was signed by Tadiran and a third party for the sale of most of the assets and liabilities of Switching in consideration of approximately $24 million without accrual of a capital gain or loss as a result thereof.

               b. On 8 March, 1999 an agreement was signed whereunder Tadiran will sell all its holdings (86.9%) of its shares in Contahal Ltd. (hereinafter: "Contahal") for a total consideration of $24 million. The capital gain after tax to Koor from this sale amounts to some NIS 45 million.

               c. On 16 May, 1999 Tadiran signed an agreement of principles for the sale of all its holdings (87%) in Advanced Technology Ltd. in consideration of $64 million. The capital gain before tax to Koor was approximately NIS 142 million.

               d. On 10 June, 1999 an agreement was signed by Tadiran for the sale of all its holdings (49%) in Tadiran Information Systems Ltd., an affiliated company, to IBM Israel Ltd. which prior to the transaction held 51% of Tadiran Information Systems Ltd. for a consideration (including dividend) of NIS 105 million. The capital gain before tax amounted to some NIS 57 million.

               e. On November 10, 1999 a final agreement was signed by the Shamrock Group and others for the sale of all Tadiran's holdings (100%) in Tadiran Com. Ltd. (hereinafter: "Com.") for a total consideration of $149 million, of which $5 million was distributed as a dividend and $35 million was paid by Com. for use of the Tadiran logo and a non-competition agreement. The after tax capital gain to Koor amounted to NIS 164 million. See Note 18A(12).

               f. In August 1999 Tadiran signed an agreement to sell all its holdings (100%) in Tadiran Batteries Ltd. in consideration of approximately $19.5 million. Completion of the transaction was contingent on compliance with certain terms determined in the agreement, but since not all the required approvals were received by the date set by the parties, the agreement was cancelled. On 15 March, 2000 an agreement was signed by Tadiran for the transfer of its holdings in Tadiran Batteries. See Note 27F

               g. On 25 November, 1999 Tadiran signed an agreement to sell all its holdings in Tadiran Telematics Ltd. in consideration of approximately $7.5 million after distribution of a dividend amounting to approximately $1 million. In the financial statements a provision was recorded for a loss of NIS 8 million which reflects the loss from the realisation of the holding. The agreement was concluded on 15 February, 2000.

               h. On 30 December, 1999 Tadiran signed a final agreement for the sale of all its holdings (56.6%) in Tadiran Appliances. The consideration amounted to approximately NIS 133 million. Implementation of the transaction was contingent on receipt from the relevant authorities of the approvals required for completion of the transaction. In the financial statements a provision was recorded for a loss of NIS 13 million which reflects the loss from realisation of the holding.

         C.    M-A Industries Ltd. - Consolidated Company

         1. On 26 December, 1999 the Board of Directors of M-A Industries Ltd. (hereinafter: "M-A Industries") decided on a plan to reorganise the group in light of the continuing crisis in the global agro-chemicals industry, which will be applied in the group and its investee companies overseas and in Israel, and which will include mainly a focus on the company's key areas of business, closing and relocating production installations, cutting fixed costs, as well as employee retirement. The total cost of the plan, which was included in the 1999 financial statements, is estimated to be approximately $36 million (before tax on income) and it is scheduled for implementation in 2000.

         2. As at the balance sheet date Koor's holdings in M-A Industries are approximately 59.7%.

         3.    Acquiring operations -

               In July 1999 M-A Industries purchased from the shareholders of Luxembourg Pharmaceuticals Ltd. (a pharmaceuticals and medical instruments company, hereinafter: "Luxembourg") 42.86% of its issued and paid-up share capital and in addition, Luxembourg issued to M-A Industries shares constituting 7.14% of its share capital in a total consideration of $7.1 million. Concurrently with the issuance, M-A Industries sold to Luxembourg its holdings (100% ownership and control) in Koor Medica Ltd. in consideration of $1 million. Following the above transactions M-A Industries holds 50% of the shares of Luxembourg.

               In addition M-A Industries has an option to purchase the remaining shares of Luxembourg and the shareholders of Luxembourg have a sale option, which enables them to obligate M-A Industries to purchase their shares by 31 December, 2001, in consideration of $7 million. To secure the option M-A Industries has deposited $4 million with a trustee.

         4. During 1999 the local currency in Brazil was devalued in relation to the dollar by approximately 48%, and the currency rate was extremely volatile during this period.

               Until the third quarter of 1999 most of the customer debts of the consolidated company in Brazil were linked to the exchange rate of the dollar. During the third quarter, owing to the sharp cumulative rise in the exchange rate of the local currency against the dollar, the customer market in Brazil no longer accepts linkage to the dollar and therefore, customer balances of the consolidated company in Brazil, as at 31 December, 1999, amounting to a total of $149 million, are not linked to the dollar.

               As a result of the change in the accounting method in the third quarter, relating to the linkage of customer balances, a customer debt from the previous period was adjusted to the new accounting method, and this led to inclusion of expenses amounting to $12.6 million deriving from the adjustment of customer balances and from the granting of discounts due to the devaluation.

               Financing expenses, net, include expenses for translation differentials amounting to approximately $8 million, which stemmed mainly from the devaluation of the local currency in Brazil in the first quarter of the year.

         D. Mashav Initiation and Development Ltd. - a proportionately consolidated investee

               On 5 December, 1999 an agreement was signed by Koor and Clal Industries and Investments Ltd. (hereinafter: "Clal") whereby Koor will sell to Clal all its holdings (50%) in Mashav Initiation and Development (hereinafter: "Mashav"). This agreement replaces the previous agreement between Koor and Clal concerning Mashav.

               During December 1999, before conclusion of the transaction, Mashav distributed a dividend to Koor and Clal in the total amount of NIS 710 million.

               Upon conclusion of the transaction, on 6 January, 2000 NIS 889 million were paid to Koor. In addition Koor received 47.5% of the share capital of Mashael Alumina Industries Ltd. The expected gain to Koor from the sale is approximately NIS 357 million and after allocation of deferred taxes is approximately NIS 228 million. This gain will be recorded in the first quarter of 2000. See also Note 16E(1).

               As at the date of the balance sheet Mashav is still proportionately consolidated in Koor's financial statements (50%).

               Below are data (on the basis of relative consolidation) from Mashav's financial statements for 1999.

                                                            For the year
                                                                   ended
                                                             31 December
                                                                    1999
                                                            ------------
                                                            NIS millions
                                                            ------------
                Total assets                                     1,300

                Shareholders' equity                               544

                Revenues from sales                                876
                Operating earnings                                 134
                Net profit                                          97


         E.    Telrad Networks Ltd. - consolidated company

               In 1998 the Board of Directors of Telrad Networks Ltd. (formerly "Telrad Telecommunications and Electronics Industries Ltd., hereinafter: "Telrad") decided on a reorganisation plan which includes employee retirement at a total cost of approximately NIS 223,000 thousand (NIS 152,000 thousand after tax on income). In 1999 and after the balance sheet date the company's Board of Directors approved two additional reorganisation plans containing further employee retirement at a total cost of some NIS 85,000 thousand (NIS 57,800 thousand after tax on income). The estimated cost of the retirement plan is calculated in accordance with tables broken down by age and seniority of the retiring employees. Pension payments for these employees are presented at the present value at a computation using a discount rate of 3.6% per year.

         F.    Sheraton Moriah (Israel) Ltd. - consolidated company

               During April 1999, pursuant to a memorandum of understanding dated 27 January, 1999, Koor purchased 75% of the ownership of the Radisson-Moriah hotel chain at a value of approximately $81.5 million (before distribution of a dividend). The name of the company was changed to Sheraton Moriah (Israel) Ltd. (hereinafter: "Sheraton Moriah"). Sheraton Moriah was consolidated in Koor's financial statements starting in the second quarter of 1999. During October 1999 Koor concluded the sale of 20% of the ownership of Sheraton Moriah in consideration of $13 million (after distribution of a dividend) to Hapoalim Assets (Shares) Ltd. of the Bank Hapoalim Group.

               In December 1999 Koor sold its hotels and also the Sheraton management company of which it owned 49% to Sheraton Moriah. Prior to the sale of the hotels owned by Koor to Sheraton Moriah, Koor recorded a provision for a write-off in value of the hotels in the amount of NIS 38 million.

               Sheraton Moriah is in the process of preparing a prospectus for a public offering on the Tel Aviv Stock Exchange.

         G.    BVR Systems (1998) Ltd. - an affiliated company

               During 1999 Koor purchased shares on NASDAQ in BVR Systems
               (1998) Ltd. (hereinafter: "BVR"). The total cost of the purchases amounts to approximately $20 million. On 5
               August, 1999 Koor signed an agreement with a number of BVR's shareholders for the purchase of additional BVR shares (part by way of private placement and part in purchase from the other shareholders) in consideration of approximately $14 million. The transaction was closed on 22 September, 1999 by means of Elisra Electronic Systems Ltd.

               The agreement determined that the other shareholders of BVR, together with Koor, will exercise their voting power so that three directors of BVR will be recommended by Koor and the other four directors will be recommended by the other shareholders. As of 1 October, 1999 Koor recorded its investment in BVR according to the equity method, and the original differential allocated to goodwill at approximately NIS 120 million, was calculated accordingly. As at the balance sheet date Koor's holdings are approximately 28.6% of BVR's share capital.

         H.    Divestiture of additional holdings

         1. On 3 March, 1999 an agreement was signed with Menorah Holdings and B. Gaon Holdings Ltd. (hereinafter: the "Buyers") for the sale of most of Koor's shares in Koor Finance Ltd., (hereinafter: "Koor Finance") which controls, among others, Koor Capital Markets and Netivot Pension under terms whose principal points are listed below:

               Under the agreement, Koor sold to the Buyers 80% of its rights in Koor Finance (share capital and capital note) for a total consideration (including a dividend of NIS 8 million) of NIS 44 million, subject to certain adjustments.

               On 31 May, 1999 the transaction was concluded after the receipt of approvals from various authorities and the consideration was paid. The capital gain after tax to Koor from this sale amounted to some NIS 10 million and was recorded in the second quarter of 1999.

               Koor and the Buyers granted one another put and call options for purchase of the remainder in Koor's interest in Koor Finance. The put option is exercisable starting from the end of one year after the date of signature of the agreement until the end of two years from that date. The call option is exercisable within 90 days of the expiry date of the put option. The exercise price of the options is NIS 12 million, linked to the dollar and bearing interest.

               After the balance sheet date in March 2000, Koor announced its intention to exercise the put option. A capital gain of some NIS 2 million is expected to accrue to Koor as a result of the exercise.

               On 14 June, 1999 Tadiran sold its holdings (20%) in Koor Investment House (H.A.L. Ltd.) to a subsidiary in the Koor Finance Group, in consideration of NIS 5 million.

         2. On 21 June, 1999 a transaction was completed for the sale of all the holdings (76.37%) of Koor Investments Ltd. (a wholly owned subsidiary of Koor) in Merhav Building Materials and Ceramics Center Ltd. (hereinafter: "Merhav") in total consideration of NIS 35 million. As part of the transaction the buyers purchased from Koor the capital note which Merhav had issued in favour of Koor in the amount of approximately NIS 4 million, and Koor was released from its guarantees in favour of Merhav and its subsidiaries.

               After deduction of provisions for decreased value which were included in 1998 for this investment, the capital gain after tax arising from the sale amounted to approximately NIS 7 million which was included in the second quarter of 1999.

         3. On 21 July, 1999 an agreement was finalised for the sale of Koor's holdings (100%) in Yonah Fishing and Industry Ltd. (hereinafter: "Yonah") and its subsidiary. Under the agreement Koor was released from the guarantees which it gave in respect of Yonah to banking institutions and other parties in a total amount of approximately NIS 55 million. After provisions for a decline in value of NIS 9 million, recorded up to the end of the second quarter of 1999, no capital gain or loss accrued to Koor from the transaction. See Note 24H.

         4. On 28 July, 1999 Koor signed an agreement for the sale of all its holdings (about 75%) in Phoenicia Glass Works Ltd. (hereinafter: "Phoenicia") in consideration of NIS 6 million and the release of Koor from its guarantees in favour of Phoenicia towards other parties in the amount of approximately NIS 36 million. On 20 October, 1999 the transaction was completed, the consideration was paid and the shares transferred. The net gain after tax after cancellation of the provisions recorded for decreased value amounted to approximately NIS 9 million. See Note 24H.

         5. On 4 August, 1999 Koor sold all of its holdings (100%) in the subsidiary Koor Metals Ltd. (hereinafter: "Koor Metals") for a total consideration of approximately NIS 11 million and released Koor from its guarantees in favour of Koor Metals and its subsidiary to banks and third parties in consideration of approximately NIS 34 million. In addition, the loans between Koor and the company were repaid. After provisions for decreased value in the approximate amount of NIS 10 million which were recorded during 1998, no capital gain or loss was recorded from the transaction.

         6. On 25 November, 1999 a contract was signed by Koor and ISSTA Lines Student Travel Company Israel Ltd. (hereinafter:
               "ISSTA") whereby Koor undertook to transfer all its share capital in the subsidiary Histour Eltiv Ltd. (hereinafter:
               "Histour") to ISSTA. In return ISSTA undertook to release Koor from all its guarantees for the liabilities of Histour. Furthermore, Koor undertook to invest in Histour approximately NIS 13.5 million and in return Histour undertook to allocate to Koor preferred shares which will confer upon it the right to appoint one director in Histour and the preferential right to receive dividends over a period of ten years, after which the preferred shares will be deferred. The transaction was approved by the Commissioner of Restrictive Trade Practices and it was concluded on 21 February, 2000. Koor is not expected to incure a loss or profit from the transaction.

         7. On 7 December, 1999 Koor signed an agreement to sell all its holdings (51%) in Merkavim Metal Works Ltd. for a total consideration of approximately NIS 17.5 million. The transaction was concluded in January 2000. The capital gain after tax and after cancellation of the provision recorded for decreased value, will be recorded in the first quarter of 2000 in the amount of approximately NIS 4 million.

         8. On 23 December, 1999 Koor signed an agreement to sell all its holdings (approximately 76%) in Middle East Tubes Ltd. in consideration of some NIS 84 million. After recording a provision for decreased value in the approximate amount of some NIS 8 million during 1999, no gain or loss is expected from the transaction.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------------------------------

Note 4 - Short-Term Deposits and Investments

                                                       Consolidated                     Company
                                                  ------------------------       -----------------------
                                                        December 31                   December 31
                                                  ------------------------       -----------------------
                                                       1999           1998            1999          1998
                                                  ---------      ---------       ---------     ---------
                                                      NIS thousands                NIS thousands
                                                  ------------------------       ----------------------
         Marketable securities (1):
           Debentures                               219,657        109,912         192,614        37,754
           Short-term Treasury notes                 35,368         58,581          29,122        10,461
           Shares and options                        84,678        120,593          36,596        35,958
           Convertible securities                     1,496          2,537               -             -
           Mutual fund participation
            certificates                             13,102         14,168               -             -
                                                  ---------      ---------       ---------     ---------
                                                    354,301        305,791         258,332        84,173
         Deposits in banks and financial
          institutions                               96,177        533,537               -        87,411
         Deposit in bank per merger
          agreement (2)                                   -        746,194               -             -
         Loans                                       21,857          1,824          20,765             -
                                                  ---------      ---------       ---------     ---------

                                                    472,335      1,587,346         279,097       171,584
                                                  =========      =========       =========     =========

         (1)    Stated at market value.

         (2) Bank deposit in accordance with the ECI - TTL merger agreement. Within the framework of the merger agreement between TTL and ECI, as aforesaid in Note 3A(1), in December 1998 TTL issued debentures convertible to shares, in consideration of $177 million.



Note 5 - Trade Receivables

         Consolidated:

                                                                            December 31
                                                                   --------------------------
                                                                        1999             1998
                                                                   ---------        ---------
                                                                          NIS thousands
                                                                   --------------------------
         On open account                                           2,936,846        3,291,169
         Post dated checks receivable and credit card
          companies                                                  224,222          272,743
         Current maturities of long-term trade receivables            52,139           65,251
                                                                   ---------        ---------
                                                                   3,213,207        3,629,163
                                                                   =========        =========
         Including:
         Affiliates                                                       11              108
                                                                   =========        =========

         Proportionately consolidated companies                          173              255
                                                                   =========        =========

         Net of allowance for doubtful accounts                       46,024          114,981
                                                                   =========        =========

Note 6 - Other Receivables

                                                        Consolidated                    Company
                                                    ---------------------        ---------------------
                                                         December 31                  December 31
                                                    ---------------------        ---------------------
                                                       1999          1998          1999           1998
                                                    -------       -------        -------       -------
                                                        NIS thousands                  NIS thousands
                                                    ---------------------        ---------------------
         Government agencies                        112,644       162,184          8,837         3,995
         Deferred taxes, see Note 16F               271,492       160,001        129,000             -
         Accrued income (including
          from a subsidiary)                         53,571        90,377          5,193         2,545
         Prepaid expenses                            76,003        84,477            658           632
         Employees                                   17,591        20,545             15             8
         Receivables from the sale
          of investments and fixed assets                 -        24,086              -             -
         Affiliates - current accounts                5,631         3,986            394             -
         Proportionately consolidated
          companies                                  21,418         3,567          3,035             -
         Others                                     102,258       134,721          8,044         8,001
                                                    -------       -------        -------       -------

                                                    660,608       683,944        155,176        15,181
                                                    =======       =======        =======       =======


Note 7 - Inventories and Work in Process

         Consolidated:

                                                                          December 31
                                                                --------------------------
                                                                     1999             1998
                                                                ---------        ---------
                                                                        NIS thousands
                                                                --------------------------
         A.  Inventories and work in process, net of
               customer advances - stated as
               current assets:
              Industrial inventory:
              Raw and auxiliary materials                         759,274          982,958
              Goods and work in process (1)(2)                    341,272          515,136
              Finished goods                                      925,209        1,145,509
              Advances in respect of materials                     10,160           40,015
              Inventories for trading operations -
                merchandise (including advance payments)          161,482          174,248
                                                                ---------        ---------

                                                                2,197,397        2,857,866

         Less - customer advances                                  73,710           47,353
                                                                ---------        ---------

                                                                2,123,687        2,810,513
                                                                =========        =========

                                                                                      December 31
                                                                                ---------------------
                                                                                   1999          1998
                                                                                -------       -------
                                                                                     NIS thousands
                                                                                ---------------------
         B.  Customer advances, net of work in process - stated as
               current liabilities:
             Customer advances in respect of work in process(1)(3)(4)           242,510       449,487
             Less - inventory and work in process                                39,061       117,067
                                                                                -------       -------

                                                                                203,449       332,420
                                                                                =======       =======
         (1)      Net of provision for loss in
                   respect of work in process                                    15,917         1,703
                                                                                =======       =======

         (2)      Including long-term contracts, net:                            64,247         65,872
                                                                                =======       =======

         (3)      Not including long-term advances.

         (4) See Note 22 regarding guarantees provided for securing the gross amounts of customer advances (including long-term advances).





Note 8 - Investments in Investee companies

                                                                                         December 31
                                                                                ----------------------------
                                                                                      1999             1998
                                                                                -----------      -----------
                                                                                        NIS thousands
                                                                                ----------------------------
         A.     Consolidated balance sheet - affiliates

         Net asset value of the investments (1)(2)                               1,957,207          848,692
                                                                                -----------      -----------
         Goodwill (2):
         Original amount, net                                                    1,739,625          806,586
         Accumulated amortisation, net                                            (230,418)         (77,051)
                                                                                -----------      -----------

                                                                                 1,509,207          729,535
                                                                                -----------      -----------
         Long-term loans (3)                                                        29,358           44,833
                                                                                -----------      -----------
                                                                                 3,495,772        1,623,060
                                                                                ===========      ===========

         (1)    As follows:
                Net asset value of investments as at 31 December, 1991             261,563          261,563
                Changes from January 1, 1992:
                Cost of shares acquired or received                              1,071,477          754,220
                Accumulated net earnings                                           441,233          194,383
                Changes in capital reserves and
                  foreign currency translation adjustments                         (12,336)          10,719
                Initially consolidated subsidiaries, net                          (233,838)        (176,220)
                Disposals, net                                                     429,108         (195,973)
                                                                                -----------      -----------

                                                                                 1,957,207          848,692
                                                                                ===========      ===========
         (2)    Including investments in companies traded on the Stock
                  Exchange in Tel-Aviv or abroad, in millions of NIS:
                Carrying value                                                       3,370            1,469
                                                                                ===========      ===========

                Market value                                                         4,517            2,511
                                                                                ===========      ===========

         (3)    Linkage terms and interest rates relating to
                  long-term loans:
                Linked to the CPI - in part bearing
                  interest at the rate of 5%, and in part bearing
                  no interest                                                       19,693           32,197
                Linked to foreign currency (mainly to the
                  the dollar) - in part bearing interest up to
                  the rate of Libor + 2%, and in part bearing
                  no interest                                                        7,411           12,636
                Without linkage                                                      2,254                -
                                                                                -----------      -----------

                                                                                    29,358           44,833
                                                                                ===========      ===========





Note 8 - Investment in Investee Companies (cont'd)

         B.     Company balance sheet - investees

                                                                                         December 31
                                                                                ----------------------------
                                                                                      1999             1998
                                                                                -----------      -----------
                                                                                        NIS thousands
                                                                                ----------------------------
         Shares:
         Net asset value of the investments                                      4,429,303        4,257,908
                                                                                -----------      -----------

         Goodwill:
         Original amount, net                                                    1,273,568        1,135,356
         Accumulated amortisation                                                 (155,817)         (45,829)
                                                                                -----------      -----------

                                                                                 1,117,751        1,089,527
                                                                                -----------      -----------

         Book value (1)                                                          5,547,054        5,347,435
         Payments on account of shares (1)                                          60,250          122,464
         Long-term loans and capital notes (2)                                     822,058          895,245
         Non-current inter-company accounts (3)                                     25,147           87,205
                                                                                -----------      -----------

                                                                                 6,454,509        6,452,349

         Less - Company shares held by subsidiaries                                 53,641           53,641
                                                                                -----------      -----------

                                                                                 6,400,868        6,398,708
                                                                                ===========      ===========

         (1)    As follows:
                Cost of shares including accumulated
                  earnings as at 31 December, 1991                               1,918,301        1,918,301
                Changes from January 1, 1992:
                Cost of acquired shares                                          5,380,513        4,289,635
                Accumulated net earnings                                           138,903        1,082,319
                Changes in capital reserves, net                                  (442,379)        (389,943)
                Disposals                                                       (1,388,034)      (1,430,413)
                                                                                -----------      -----------

                Book value, including payments on
                  account of shares (4)                                          5,607,304        5,469,899
                                                                                ===========      ===========

         Net of investment in Koor Trusts (1995) Ltd. See Note 20C.





Note 8 - Investment in Investee Companies (cont'd)

         B.     Company balance sheet - investees (cont'd)

                                                                                         December 31
                                                                                ----------------------------
                                                                                      1999             1998
                                                                                -----------      -----------
                                                                                        NIS thousands
                                                                                ----------------------------
         (2)    Long-term loans and capital notes:
                Long-term loans (a)                                                254,965          250,266
                Capital notes - unlinked and not bearing
                  interest (b)                                                     568,792          644,979
                                                                                -----------      -----------

                                                                                   823,757          895,245
                Less - current maturities of long-term
                  loans                                                              1,699                -
                                                                                -----------      -----------

                                                                                   822,058          895,245
                                                                                ===========      ===========

                (a)    Loans classified by linkage terms and interest rates:

                                                          Interest rate
                                                          at December 31      December 31        December 31
                                                          --------------      -----------       ------------
                                                               1998              1999               1998
                                                          --------------      -----------       ------------
                                                                %                     NIS thousands
                                                          --------------      ------------------------------
                Linked to the CPI                             2-2.75             69,858             68,488
                Linked to the CPI                               4.5              54,318              1,697
                Linked to the CPI                               5.5              46,393                  -
                Linked to the CPI                               6.5              30,472             29,195
                Linked to the CPI                                -               53,924            150,886
                                                                              -----------       ------------

                                                                                254,965            250,266
                                                                              ===========       ============


                (b) Capital notes are not stated at their present value, since their repayment date has not yet been fixed by the parties.

         (3)    Non-current inter-company accounts:

                                                                         December 31
                                                                ----------------------------
                                                                      1999             1998
                                                                -----------      -----------
                                                                        NIS thousands
                                                                ----------------------------
                Linked to the dollar exchange rate                     125                -
                Unlinked-bears interest at the rate of
                  the increase in the CPI                           25,022           87,205

                                                                    25,147           87,205





Note 8 - Investment in Investee Companies (cont'd)


         B.     Company balance sheet - investees (cont'd)

                                                                         December 31
                                                                ----------------------------
                                                                      1999             1998
                                                                -----------      -----------
                                                                        NIS millions
                                                                ----------------------------
         (4)    Including investments in marketable
                  shares traded on the Tel-Aviv Stock
                  Exchange or abroad in NIS millions:

                Carrying value                                       2,288          * 3,484
                                                                ===========      ===========

                Market value                                         3,051            5,559
                                                                ===========      ===========

         * Net of a dividend receivable from a subsidiary of NIS 422 million which is included in current assets.

Note 9 - Other Investments and Receivables

         A.       Composition:

                                                               Consolidated                      Company
                                                         -----------------------        --------------------
                                                                December 31                    December 31
                                                         -----------------------        --------------------
                                                            1999            1998           1999         1998
                                                         -------         -------        -------      -------
                                                                NIS thousands                NIS thousands
                                                         -----------------------        --------------------
         Deposits in banks and in
          financial institutions                         391,459         111,308        365,000            -
         Non-current trade receivables (1)               141,284         157,791              -            -
         Long-term loans receivable
          from others (2)                                129,143         109,285         15,464        8,131
                                                         -------         -------        -------      -------
                                                         661,886         378,384        380,464        8,131
         Marketable securities -
           mainly fixed investments (2), (3)               3,469          75,833              -            -
                                                         -------         -------        -------      -------

         Investment in a hotel under
          construction                                         -          50,214              -       50,214

         Non-marketable shares                            65,597          48,807          2,812       40,552

         Others                                           26,795          28,648            101            -
                                                         -------         -------        -------      -------

                                                         757,747         581,936        383,377       98,897
                                                         =======         =======        =======      =======
         (1)      Including a reserve for the
                   renewal of equipment
                   and for the construction
                   and expansion of plants
                   in a proportionately
                   consolidated company                        -          79,435
                                                         =======         =======

         (2)      Including loans to
                   proportionately
                   consolidated companies                 34,527          44,020
                                                         =======         =======

         (3) As at 31 December, 1998, includes NIS 42 million of debentures of a subsidiary, pledged to secure long-term loans received from banks, in order to invest in marketable government bonds. An additional amount of NIS 172 million in debentures, which is the sole security for the repayment of the maximum amount of the loans received for the purchase of those debentures, was deducted from the balance of the loans.

         B. Classification by linkage terms and interest rates of other investments and receivables (not including marketable and other securities):

         Consolidated:

                                                    Average
                                          interest rates at             December 31
                                                December 31      -----------------------
                                                       1998         1999            1998
                                          -----------------      -------         -------
                                                          %            NIS thousands
                                          -----------------      -----------------------
         Linked to CPI                                  4-7      425,506         154,852
         Linked to  the dollar                          4-7      228,618         198,528
         Unlinked                                 Mainly 15        7,762          25,004
                                                                 -------         -------

                                                                 661,886         378,384
                                                                 =======         =======
         Company:

                                                                        December 31
                                                                 -----------------------
                                                                    1999            1998
                                                                 -------         -------
                                                                       NIS thousands
                                                                 -----------------------
         Linked to CPI                                  6.6      367,827           2,832
         Linked to foreign currency
          (mainly to the dollar)                        6.2       12,637           5,299
                                                                 -------         -------

                                                                 380,464           8,131
                                                                 =======         =======

         C. Repayment schedule of deposits, non-current customers balances and long-term loans from others, in the consolidated balance sheet:

                                                       Consolidated                     Company
                                               ------------------------        ---------------------
                                                        December 31                   December 31
                                               ------------------------        ---------------------
                                                  1999             1998           1999          1998
                                               -------          -------        -------       -------
                                                      NIS thousands                  NIS thousands
                                               ------------------------        ----------------------
         Amounts collectible in the:
         First year (1)                         34,527           58,365              -             -
         Second year                           124,279          139,673          7,267             -
         Third year                             60,628           59,013              -             -
         Fourth year                           395,634           54,667        365,000             -
         Fifth year                             17,093           14,875              -             -
         Thereafter and without a
          specific maturity date                29,725           51,791          8,197         8,131
                                               -------          -------        -------       -------

                                               661,886          378,384        380,464         8,131
                                               =======          =======        =======       =======
         (1)      Management of a proportionately consolidated company is
                  of the opinion that these amounts are primarily
                  designated for investment in fixed assets, See also A(2)
                  above

Note 10 - Fixed Assets

         A.       Consolidated

                                Land         Buildings   Machinery,               Office      Tools     Installations     Total
                                (including               equipment    Vehicles    furniture   and       under cons-
                                leasehold                and          and         and         instru-   truction and
                                land)                    installa-    forklifts   equipment   ments     payments on
                                                         tions                                          account of
                                                                                                        acquisition
                                                                                                        of assets
                                ----------   ----------  ----------   ---------   ---------   -------   ------------- ------------
                                                                             NIS thousands
                                --------------------------------------------------------------------------------------------------
Cost as at January 1, 1998        377,795    2,424,284    7,348,027     520,700     323,858    17,920       353,856    11,366,440
Additions during the year          39,446      170,893      528,105      98,866      38,319       (16)      182,125     1,057,738
Disposals during the year          10,572       57,346      196,189      15,575       4,000         -        18,272       301,954
Adjustments resulting from
  foreign currency
  translation differences*         (6,200)    (526,082)    (995,538)    (48,194)    (29,300)   (3,187)      (31,541)   (1,640,042)
Formerly consolidated
  subsidiaries, net                76,680     (64,361)    (135,278)   (106,110)    (15,478)       (1)           37      (244,511)
                                ----------   ----------   ----------   ---------   ---------   -------    ----------   -----------
Balance as at
  31 December, 1998               498,293    2,062,080    6,941,505     480,837     321,399     14,716      522,749    10,841,579
                                ----------   ----------   ----------   ---------   ---------   -------    ----------   -----------

Additions during the year          11,663      131,175      780,833      99,547      29,812       (260)    (437,229)      615,541
Other changes during the
  year, net                        (5,580)     (26,804)     (38,962)       (823)       (485)         -       (2,886)      (75,540)
Adjustments resulting from
  foreign currency
  translation differences*        (31,055)     739,195     (532,760)   (114,966)    (96,340)     1,993       32,150        (1,783)
Formerly consolidated
  subsidiaries, net                (1,239)    (206,942)    (392,617)    (92,893)    (23,139)         -            -      (716,830)
                                ----------   ----------   ----------   ---------   ---------   -------    ----------   -----------

Balance as at
  31 December, 1999               472,082    2,698,704    6,757,999     371,702     231,247     16,449      114,784    10,662,967
                                ----------   ----------   ----------   ---------   ---------   -------    ----------   -----------

* See Note 2B(3).




Note 10 - Fixed Assets (cont'd)

         A.       Consolidated (cont'd)

                                Land         Buildings   Machinery,               Office      Tools     Installations     Total
                                (including               equipment    Vehicles    furniture   and       under cons-
                                leasehold                and          and         and         instru-   truction and
                                land)                    installa-    forklifts   equipment   ments     payments on
                                                         tions                                          account of
                                                                                                        acquisition
                                                                                                        of assets
                                ----------   ----------  ----------   ---------   ---------   -------   ------------- ------------
                                                                             NIS thousands
                                --------------------------------------------------------------------------------------------------
Brought forward                   472,082    2,698,704    6,757,999     371,702     231,247    16,449       114,784    10,662,967
                                ----------   ----------   ----------   ---------   ---------   -------    ----------   -----------
Accumulated depreciation
  as at January 1, 1998             3,012    1,266,661    5,002,700     281,133     196,208         -             -     6,749,714
Additions during the year           3,089       66,814      464,158      59,709      29,165         -             -       622,935
Other changes during the
  year, net                            51       35,130      104,767       6,726      (1,187)        -             -       145,487
Adjustments resulting from
  foreign currency
  translation differences*           (102)    (267,245)    (768,243)    (30,174)    (17,194)        -             -    (1,082,958)
Formerly consolidated
  subsidiaries, net                    (1)     (20,469)     (21,984)    (57,661)     (9,375)        -             -      (109,490)
                                ----------   ----------   ----------   ---------   ---------   -------    ----------   -----------
Balance as at
  31 December, 1998                 6,049    1,080,891    4,781,398     259,733     197,617         -             -     6,325,688

Additions during the year             161       70,084      344,025      43,847      23,214         -             -       481,331
Adjustments resulting from
  foreign currency
  translation differences*            (11)     (14,275)     (18,030)        (90)       (503)        -             -       (32,909)
Formerly consolidated
  subsidiaries, net                 1,998      266,066     (463,830)    (51,559)    (53,356)        -             -      (300,681)
Other changes, net                      -     (100,595)    (220,733)    (44,555)    (15,853)        -             -      (381,736)
                                ----------   ----------   ----------   ---------   ---------   -------    ----------   -----------
Balance as at
  31 December, 1999                 8,197    1,302,171    4,422,830     207,376     151,119         -             -     6,091,693
                                ----------   ----------   ----------   ---------   ---------   -------    ----------   -----------
Net book value as at
  31 December, 1999               463,885    1,396,533    2,335,169     164,326      80,128    16,449       114,784     4,571,274
                                ==========   ==========   ==========   =========   =========   =======    ==========   ===========
Net book value as at
  31 December, 1998               492,244       98,189    2,160,107     221,104     123,782    14,716       522,749     4,515,891
                                ==========   ==========   ==========   =========   =========   =======    ==========   ===========

*   See Note 2B(3)

         A.       Consolidated (cont'd)

                  Supplementary data on consolidated fixed assets :

         (1) Some of the properties have not yet been registered in the Land Registry Office in the name of the subsidiaries, in some cases because of the absence of formal parcelisation of the area.

                  Leasehold rights are for a period of 49 years, ending in the year 2000 and thereafter. Certain leases provide an option for extension for another 49 years.

                  The cost of leasehold real estate as at 31 December, 1999, is NIS 1,267 million, of which NIS 776 million is under a capitalized lease.

         (2) After deduction of investment grants, net of depreciation, which have been received from the State of Israel by certain subsidiaries under the terms of the Law for the Encouragement of Capital Investments, 1959, amounting to NIS 130 million, adjusted, and NIS 191 million, adjusted, as at 31 December, 1999 and 1998, respectively (see also Note 16A).

                  If the subsidiaries will not comply with the conditions related to the grants, they may be required to refund the grants, in whole or in part, plus interest and linkage increments, from the date of receipt. Most of the companies have complied with the conditions of these grants through 31 December, 1999, and they believe that they will continue to comply with the terms of the grants.

                  As security for the implementation of the approved projects and compliance with the conditions of the approval, a charge has been registered on the above subsidiaries' assets in favor of the State of Israel.

         (3) Includes capitalized interest amounting to NIS 73,404 thousand, adjusted, and NIS 98,572 thousand, adjusted to 31 December, 1999 and 1998, respectively.

         (4)      As for amounts charged to cost of fixed assets, see Note
                  23B. and E.

         (5) Including fully depreciated assets amounting to NIS 2,896 million, adjusted to 31 December, 1999.

         (6)      See Note 22 regarding liens.





Note 10 - Fixed Assets (cont'd)

         B.       Company

         Composition of the assets and accumulated depreciation, according to major groups, and changes therein during the current year, are as follows:

                                              Balance at          Changes during the year
                                               beginning        ---------------------------      Balance at
                                                 of year        Additions         Disposals     end of year
                                              ----------        ---------         ---------     -----------
                                                                              NIS thousands
                                                                -------------------------------------------
         Cost:
         Offices and land *                      23,465           10,159                 -          33,624
         Vehicles                                 2,986              257            (1,847)          1,396
         Office equipment                         4,835            3,636            (3,108)          5,363
                                               --------         --------           --------       --------

                                                 31,286           14,052            (4,955)         40,383
                                               --------         --------           --------       --------

         Accumulated depreciation:
         Land and offices premises                    -              336                 -             336
         Vehicles                                 1,000              326              (892)            434
         Office equipment                         2,091              575            (1,453)          1,213
                                               --------         --------           --------       --------

                                                  3,091            1,237            (2,345)          1,983
                                               --------         --------           --------       --------

         Net book value:
         Land and offices premises               23,465                                             33,288
         Vehicles                                 1,985                                                962
         Office equipment                         2,745                                              4,150
                                               --------         --------           --------       --------

                                                 28,195                                             38,400
                                               ========         ========           ========       ========

         (*) Represents the ownership of two stories in an office building in Tel Aviv and leasehold rights to land in Dimona, in an area of 27 dunams, not yet registered in the Company's name. These premises have not as yet been registered in the name of the Company at the Land
                  Registry Office. The premises are on land leased under a capital lease for a period of 49 years ending in 2044.

Note 11 - Other Assets, Net of Amortisation

                                                                  Consolidated                Company
                                                          -----------------------      ---------------------
                                                                   December 31               December 31
                                                          -----------------------      ---------------------
                                                             1999            1998         1999          1998
                                                          -------         -------      -------       -------
                                                                 NIS thousands              NIS thousands
                                                          -----------------------      ---------------------
         Intangible assets:
         Goodwill
         Original amounts                                 443,135         690,383            -             -
         Accumulated amortisation                          84,993          61,510            -             -
                                                          -------         -------      -------       -------

                                                          358,142         628,873
                                                          -------         -------      -------       -------
         Licensing of products abroad:
         Original amounts                                 392,903         323,186            -             -
         Accumulated amortisation                         189,502         150,596            -             -
                                                          -------         -------      -------       -------

                                                          203,401         172,590            -             -
                                                          -------         -------      -------       -------
         Know-how, software, patents and others:
         Original amounts                                  94,599          97,277
         Accumulated amortisation                          30,892          41,786            -             -
                                                          -------         -------      -------       -------

                                                           63,707          55,491            -             -
                                                          -------         -------      -------       -------
         Deferred expenses:
         Debentures issuance costs:
         Original amount                                   41,854          72,852       25,004        25,004
         Accumulated amortisation                          39,840          67,484       23,440        22,231
                                                          -------         -------      -------       -------

                                                            2,014           5,368        1,564         2,773
                                                          -------         -------      -------       -------

                                                          627,264         862,322        1,564         2,773
                                                          =======         =======      =======       =======

Note 12 - Credit from Banks and Others

         A.       Composition:

                                                                Consolidated                Company
                                                        -------------------------      ---------------------
                                                                 December 31               December 31
                                                        -------------------------      ---------------------
                                                             1999            1998         1999          1998
                                                        ---------       ---------      -------       -------
                                                               NIS thousands              NIS thousands
                                                        -------------------------      ---------------------
         From banks                                     2,479,869       1,603,223      241,410           966
         From others                                          386             160            -             -
                                                        ---------       ---------      -------       -------
                                                        2,480,255       1,603,383      241,410           966

         Debentures convertible into
           shares of a subsidiary (1)                           -         746,194            -             -
                                                        ---------       ---------      -------       -------
                                                        2,480,255       2,349,577      241,410           966

         Current maturities of long-term
           loans and debentures
           (see Note 15)                                1,078,759         381,229      736,106        71,061
                                                        ---------       ---------      -------       -------

                                                        3,559,014       2,730,806      977,516        72,027
                                                        =========       =========      =======       =======
         (1)      See Note 4(2).

         B.       Classification by linkage terms and average interest rates:

                                                                                  Consolidated
                                                         Average        ----------------------------
                                               interest rates at                   December 31
                                                     December 31        ----------------------------
                                                            1999              1999              1998
                                               -----------------        ----------------------------
                                                               %             NIS thousands
                                               -----------------        ----------------------------
         Linked to foreign currency
          (mainly to the dollar)                       L+0.3-1.8        1,737,078          1,758,748
         Linked to the CPI                                   4-6           79,019             82,784
         Unlinked                                           7-14          664,158            508,045

                                                                        2,480,255          2,349,577




                                                                                     Company
                                                         Average        ----------------------------
                                               interest rates at                   December 31
                                                     December 31        ----------------------------
                                                            1999              1999              1998
                                               -----------------        ----------------------------
                                                               %             NIS thousands
                                               -----------------        ----------------------------
                                                             6.6          240,961                  -
         Linked to the dollar                               11.5              449                  -
         Unlinked                                                         241,410                966


         C.       See Note 22 regarding liens to secure credit.





Note 13 - Trade Payables

                                                       Consolidated
                                                 -------------------------
                                                        December 31
                                                 -------------------------
                                                    1999              1998
                                                 -------           -------
                                                      NIS thousands

         Including notes payable                  28,681            36,726



Note 14 - Other Payables and Accruals

                                                             Consolidated                         Company
                                                      ---------------------------      -------------------------
                                                             December 31                        December 31
                                                      ---------------------------      -------------------------
                                                           1999              1998           1999            1998
                                                      ---------         ---------      ---------       ---------
                                                          NIS thousands                      NIS thousands
                                                      ---------------------------      -------------------------
         Employees and withholdings
           remittable                                   194,633           296,947          5,834           8,379
         Provision for vacation pay and
           vacation expense allowance                   159,043           275,895          1,445           1,610
         Accrued expenses                               238,756           380,886         27,267          25,552
         Government agencies
           (including taxes)                            202,188           170,583         38,142          10,389
         Provision for warranty and
           repairs                                       64,636           141,389              -               -
         Payables for purchase of
           investments                                  112,597               894              -               -
         Severance pay payable and
           current portion of early
           retirement pensions
           (see Note 17)                                187,488           250,625            300             709
         Reserve for internal insurance                  30,122            34,363         14,150          19,136
         Interim dividend to Koor
           shareholders                                 165,172            86,363              -               -
         Dividend to minority in
           subsidiaries                                       -             8,797              -               -
         Deferred income                                 49,950            61,811            654             851
         Affiliates and proportionately
           consolidated companies -
           current accounts                                  20             7,950              -           2,762
         Provision for loss for consolidated
           company                                       33,837                 -         24,709               -
         Others                                         295,470           390,299         21,709          10,045
                                                      ---------         ---------      ---------       ---------
                                                      1,733,912         2,106,802        134,210          79,433
                                                      =========         =========      =========       =========

         Includes interested parties                                                         830           1,331
                                                                                       =========       =========

Note 15 - Long Term Liabilities

         A.       Loans

                                                             Consolidated                            Company
                                                             December 31                           December 31
                                                   --------------------------------     --------------------------------
                                                       1999               1998               1999              1998
                                                   NIS thousands      NIS thousands     NIS thousands      NIS thousands

----------------------------------------------------------------------------------------------------------------------------------
         1.       Loans from banks                      4,644,001          4,539,938         2,795,670          2,843,650
                  Less - current
                   maturities                             952,114            241,972           666,891             14,141
                                                   --------------     --------------    --------------     --------------
                                                        3,691,887          4,297,966         2,128,779          2,829,509
                                                   --------------     --------------    --------------     --------------
         2.       Loans from others
                  Shareholders in
                   subsidiaries
                   and in proportionately
                   consolidated companies                  58,350             52,211                 -                  -
                  Investees                                   400                811            42,027             31,159
                  Receipts from time-sharing
                   units                                   35,302                  -                 -                  -
                  Others and long-term
                   accrued expenses                        42,637             78,953                 -                  -
                                                   --------------     --------------    --------------     --------------
                                                          136,689            131,975            42,027             31,159
                  Less - current
                   maturities                               3,629             25,215            12,685                203
                                                   --------------     --------------    --------------     --------------
                                                          133,060            106,760            29,342             30,956
                                                   --------------     --------------    --------------     --------------
                  Total loans                           3,824,947          4,404,726         2,158,121          2,860,465
                                                   ==============     ==============    ==============     ==============

         3.       Classification by linkage terms and interest rates:

         The consolidated balance sheet:

                                                                     Interest rate at
                                                                          December 31                          December 31
                                                                                 1999              1999               1998
                                                                                    %             NIS thousands
                                                                     -----------------      ------------------------------
         Foreign currency (mainly US dollar)                            Libor+0.3-1.8        3,937,683          3,665,814
         Dollar exchange rate or CPI - the higher
          of the two                                                              4.9          216,850            219,755
         CPI                                                                  Up to 5          297,170            306,072
         CPI                                                                  Above 5          322,783            443,776
                                                                         (mainly 6.2)
         Unlinked                                                                0-15            6,204             36,495
                                                                                             ---------          ---------
                                                                                             4,780,690          4,671,912

         Less - current maturities                                                             955,743            267,186
                                                                                             ---------          ---------
                                                                                             3,824,947          4,404,726
                                                                                             =========          =========


         The Company balance sheet:

                                                                     Interest rate at
                                                                          December 31                          December 31
                                                                                 1999              1999               1998
                                                                                    %             NIS thousands
                                                                     -----------------       ------------------------------

         a.  From banks

         Dollar exchange rate or CPI - the higher of the two                      4.9          216,830            219,755
         CPI                                                                      6.3          397,329            410,609
         US dollar                                                                6.5        2,181,511          2,213,286
                                                                                            ----------         ----------
                                                                                             2,795,670          2,843,650
         Less - current maturities                                                             666,891             14,141
                                                                                            ----------         ----------
                                                                                             2,128,779          2,829,509
                                                                                            ==========         ==========


                                                                     Interest rate at
                                                                          December 31                          December 31
                                                                                 1999              1999               1998
                                                                                    %             NIS thousands
                                                                     ----------------         ----------------------------

         b.  From investees:

         CPI                                                                     4.8            41,227             30,348
         Unlinked -capital notes*                                                  -               800                811
                                                                                               -------             ------
                                                                                                42,027             31,159
         Less - current maturities                                                              12,685                203
                                                                                               -------             ------
                                                                                                29,342             30,956
                                                                                               =======             ======

         *        The repayment date of the capital note has not yet been set but it will not be before 31 December 2000.


         B.       Debentures

                                                                         Consolidated                              Company
                                                                          December 31                          December 31
                                                              1999               1998              1999               1998
                                                     NIS thousands      NIS thousands     NIS thousands      NIS thousands
                                                     -------------      -------------     -------------      -------------

         1. Debentures                                     96,536            129,288                 -                  -
         Less - current maturities                         31,308             32,802                 -                  -
                                                      -----------         ----------         ----------          ---------
                                                           65,228             96,486                 -                  -
                                                      ===========         ==========         ==========          =========
         2. Debentures convertible into
              shares

         Issued by Koor
          Series E                                         20,329             40,633            20,329             40,633
          Series F                                        144,803            182,003           144,803            182,003
                                                      -----------         ----------         ----------          ---------
                                                          165,132            222,636           165,132            222,636

         Debentures convertible into shares of investee companies:

         Issued by Koor                                    62,295                  -            62,295                  -
         Issued by subsidiaries and
          proportionately consolidated
          companies                                        44,440             53,194                 -                  -
                                                      -----------         ----------         ----------          ---------

         Total debentures convertible

          into shares                                     271,867            275,830           227,427            222,636
         Less - current maturities                         91,708             81,241            56,530             56,722
                                                      -----------         ----------         ----------          ---------
                                                          180,159            194,589           170,897            165,918
                                                      ===========         ==========         ==========          =========

  3.       Debentures convertible into shares:

  (a) NIS 11,340 thousand par value of debentures (Series E) are linked to the CPI of December 1992 and bear interest at an annual rate of 1.75%. The debentures were redeemed on 31 January, 2000.

  (b) NIS 93,740 thousand par value of debentures (Series F), traded on the Tel-Aviv Stock Exchange, are linked to the CPI of April 1994 and bear interest at an annual rate of 2.75%. The debentures are redeemable, if not previously converted into shares, in the years 2000-2003. The debentures are convertible into registered ordinary shares of Koor of a par value of NIS
           0.001 at the conversion rate of NIS 330 par value of debentures for 1 ordinary share.

  (c) The debentures are secured by a first degree fixed token charge on a NIS 1 coin deposited with a trustee. In addition, Koor undertook not to create any charges on its assets, whether fixed or floating, prior to receiving the trustee's explicit approval, and on the condition that a charge of the same degree will also be registered in favor of the trustee to secure the debentures, except for a token charge to secure additional series of debentures that will be issued by Koor.

           In the current period debentures of a par value of NIS 716 thousand (Series F) were converted into shares.

  (d) According to the prospectuses of the issue of Koor's convertible debentures, Koor will refrain from any distribution of dividends out of capital reserves, or from profits deriving from capital reserves, either of the Company or of the subsidiaries.

   4.       The debentures are classified by linkage basis and interest rate as follows:

   (1)      Convertible debentures issued by the company, subsidiaries and proportionately consolidated companies:


                                              Interest rate as at                                            Consolidated
                                                      December 31                                             December 31
                                                             1999                                  1999              1998
                                              -------------------    ---------------    ---------------   ---------------
                                                                %           Maturity      NIS thousands     NIS thousands

----------------------------------------------------------------------------------------------------------------------------------
                      CPI (a)                                 3.0          2000-2001            44,440            53,194
                      US dollar (b)                           2.5               2002            62,295                 -
                                                                                       ---------------   ---------------
                                                                                               106,735            53,194
                                                                                       ===============   ===============

                  (a)      NIS 18,524 thousand were issued by United Steel
                           Mills Ltd., see also Note 27C.

                  (b) Debentures convertible in to ECI shares held by Koor at a minimum realisation price of $50 per share.

                  The convertible debentures are, for the most part, secured by a subordinated floating charge on the entire assets of the issuing companies and some by a token charge.

         (2) Debentures of Series 7 issued by "Koor issuers" bear interest of 4.5% and are linked to the CPI, both as to principal and interest, and are redeemable until 2002.

                  The debentures are secured by a floating charge on all the said company's assets. Under the terms of the trust deed the Company has guaranteed the full payment of all principal, interest and linkage differences of the debentures. The Company registered a "negative pledge" to secure its guarantee.



Note 15 - Long Term Liabilities (cont'd)

C.       Liabilities (net of current maturities) that will mature in the following years subsequent to balance sheet date, are as follows:

1. Consolidated

                         Loans from banks            Loans from others               Debentures                 Total
                       --------------------        --------------------         --------------------      --------------------
                          December 31                   December 31                December 31                 December 31
                       --------------------        --------------------         --------------------      --------------------
                       1999        1998              1999        1998            1999        1998            1999         1998
                       ---------  ---------        ---------  ---------         ---------  ---------      ---------  ---------
                                                                   NIS thousands
--------------------------------------------------------------------------------------------------------------------------------
Second year             811,495   1,255,573          15,124      15,976         139,056     107,423         965,684   1,378,971
Third year              298,189     673,101          13,969      19,442          70,121      76,952         382,279     769,495
Fourth year           1,853,130     260,596           9,008      11,268          36,210      70,300       1,898,339     342,164
Fifth year              393,569   1,819,108          10,097       1,762               -      36,400         403,666   1,857,270
Sixth year              172,242      78,456          17,733      28,597               -           -         189,975     107,053
Subsequent years        163,262     211,132          67,129      29,715               -           -         230,391     240,847
                       ---------  ---------        ---------  ---------         ---------  ---------      ---------  ---------

                      3,691,887   4,297,966         133,060     106,760         245,387     291,075       4,070,334   4,695,801
                      ==========  =========        =========  =========         =========  =========      =========  ==========
2. The Company

                         Loans from banks          Loans from investees        Convertible debentures            Total
                       --------------------        --------------------         --------------------      --------------------
                          December 31                   December 31                December 31                 December 31
                       --------------------        --------------------         --------------------      --------------------
                       1999        1998              1999        1998            1999        1998            1999         1998
                       ---------  ---------        ---------  ---------         ---------  ---------      ---------  ---------
                                                                   NIS thousands
                       ---------------------------------------------------------------------------------------------------------
Second year             477,595     676,327          12,685         203          98,495      56,716         588,775     733,246
Third year                    -     484,814          15,857         203          36,201      36,401          52,058     521,418
Fourth year           1,651,184           -               -      29,740          36,201      36,401       1,687,385      66,141
Fifth year                    -   1,668,368               -           -               -      36,400               -   1,704,768
Sixth year                    -           -               -           -               -           -               -           -
Subsequent years              -           -             800         810               -           -             800         810

                      2,128,779   2,829,509          29,342      30,956         170,897     165,918       2,329,018   3,026,383
                      ==========  =========        =========  =========         =========  =========      =========  ==========

D.       See Note 22 for details of security pledged to secure loans.


Note 16 - Taxes on Income

A.  Tax benefits under the Law for Encouragement of Capital Investments, 1959:

    Under this law, by virtue of the "approved enterprise" status granted to certain enterprises of several investees, these companies are entitled to various tax benefits. The income derived from these enterprises during a period of up to 10 years, from the year in which these enterprises first had taxable income (limited to 12 years from commencement of production or 14 years from the date of the approval, whichever is earlier), is subject to a corporate tax rate of 0 - 25%.

    In the event that an investee distributes a dividend to shareholders out of income attributable to revenues from an approved enterprise which received a tax exemption, the company that distributes the dividend would be liable to tax at 25% of the earnings distributed. Deferred taxes in respect of income from approved enterprises were not provided, since it is the Group's policy not to initiate a distribution of dividend that involves an additional tax liability to the Group.

B. Measurement of results for tax purposes in accordance with the Income Tax (Inflationary Adjustments) Law, 1985 (hereinafter - "the Adjustments Law"):

    In accordance with the Adjustments Law, the results for tax purposes are measured in real (non-inflationary) terms, based on the changes in the CPI.

C.  Law for the Encouragement of Industry (Taxation), 1969:

    Certain companies qualify as "industrial companies" under the above law. By virtue of this status and certain regulations published under the inflationary adjustments law, the companies are entitled to claim, and have in fact claimed, accelerated rates of depreciation.

D.  Tax rates applicable to income from other sources:

    Income not eligible to "approved enterprise" benefits, mentioned in A. above, is liable to tax at the regular rate of 36%.

E. Losses for tax purposes carried forward to future years and tax assessments:

    1. The consolidated balance of net operating tax loss carryforwards at 31 December, 1999, amounted to approximately NIS 1,050 million, out of which NIS 14 million relates to foreign subsidiaries and NIS 510 million relates to Koor.

             Tax loss carryforwards, for which deferred taxes were not created, amounted to NIS 780 million.

             The balance of the consolidated capital loss carryforward, as at 31 December, 1999, is NIS 460 million (out of which NIS 370 million relates to the Company), which can be offset mainly until 2003.

             In 1999 the utilization of capital losses and part of the business losses carried forward for the Company's tax purposes became feasible and in 1999 Koor accordingly recorded a tax asset of NIS 129 million against the income tax income.

             Under the inflationary adjustments law, carryforward tax losses are linked to the CPI.


Note 16 - Taxes on Income (cont'd)

E.  Losses carried forward to future years and tax assessments (cont'd.):

    2. Final tax assessments have been received by the Company and by some of the subsidiaries through the 1998 tax year. Some of the Group companies have received final assessments through the 1993 tax year.

             The Company has received final assessments for the 1992 to 1998 tax years, according to which the Company paid, after the balance date, some NIS 28 million for the aforementioned tax years. This amount is included in the tax expenses for previous years.

F.  Deferred taxes:

    1.       Deferred taxes are presented in the consolidated balance sheet as follows:

                                                                                                         December 31
                                                                                              --------------------------------
                                                                                                   1999               1998
                                                                                              -------------       ------------
                                                                                                        NIS thousands
                                                                                              --------------------------------

                  Within current assets in respect of:

                  Provision for vacation pay and severance benefits                            (73,843)           (95,632)
                  Operating loss and capital loss carryforwards (1)                            (151,05)           (22,639)
                  Inventory, net of customer advances                                           (9,428)            (9,029)
                  Timing differences in respect of recognition of
                   income and expenses                                                         (37,165)           (32,701)
                                                                                             -------------      ----------
                  Total in current assets                                                     (271,492)          (160,001)
                                                                                             -------------      ----------
                  Within long-term liabilities in respect of:

                  Depreciation                                                                 391,212            386,809
                  Operating loss carryforwards                                                (450,066)          (352,561)
                  Capital loss carryforwards                                                   (37,500)          (117,251)
                  Liability in respect of employee severance benefits                          (90,459)           (79,638)
                  Other                                                                         17,339            (18,669)
                                                                                             -------------      ----------
                                                                                              (169,474)          (181,310)
                  Balance not expected to be realised (2)                                      406,369            400,824
                                                                                             -------------      ----------
                  Total in long-term liabilities                                               236,895            219,514
                                                                                             -------------      ----------
                  Net amount of deferred tax                                                   (34,597)            59,513
                                                                                             =============      ==========
                  (1)      Including in respect of the Company                                 129,000                  -
                                                                                             =============      ==========

                  (2)      The Company and certain  subsidiaries  have  deferred
                           tax assets,  that are not  expected  to be  realised,
                           because of  accumulated  tax loss  carryforwards  and
                           other  temporary   differences.   Company  Management
                           believes  that it is not likely  that these  balances
                           will be realised and, accordingly,  no deferred taxes
                           were created in respect thereof.

Note 16 - Taxes on Income (cont'd)

F.       Deferred taxes (cont'd):

         2.       Balances and movement of deferred taxes in the consolidated balance sheet:

                                     Depreciable    Inventories    Provisions     Losses and     Timing`         Total
                                     fixed          net of         for            deductions     differences
                                     assets         customer       employee       carried        in respect of
                                                    advances       rights         forward        recognition of
                                                                                                 income and
                                                                                                 expenses
                                     -----------    -----------    -----------    -----------    -----------    -----------
                                                                      NIS thousands
----------------------------------------------------------------------------------------------------------------------------
Balance as at
 January 1, 1998                     370,060         (13,271)       (110,898)       (29,864)       (48,735)       167,292
Translation differences
  in subsidiaries                     11,124          (1,469)         (5,681)          (564)        (2,315)         1,095
Amounts charged to
 statement of operations (1)          10,935           6,058         (63,502)       (76,183)         6,250       (116,442)
Other changes, net *                  (5,309)           (348)          4,812          9,963         (1,550)         7,568
                                     -----------    -----------    -----------    -----------    -----------    -----------

Balance as at
 31 December, 1998                   386,810          (9,030)       (175,269)       (96,648)       (46,350)        59,513
Translation differences
 in subsidiaries                      (2,464)            200           1,057            327            413           (467)
Amounts charged to
 statement of operations (2)          30,287         (15,783)          3,478        (98,365)       (75,300)      (155,683)
Other changes, net *                 (23,421)         15,185           6,432        (29,172)        93,016         62,040
                                     -----------    -----------    -----------    -----------    -----------    -----------

Balance as at
 31 December, 1999                   391,212          (9,428)       (164,302)      (223,858)       (28,221)       (34,597)
                                     ===========    ===========    ===========    ===========    ===========    ===========
(1)  Including discontinued
       operations
      In 1998                         (1,824)              -               -              -          1,198           (626)
                                     ===========    ===========    ===========    ===========    ===========    ===========
(2) Including taxes for
      previous years


         * Mainly companies whose consolidation was terminated, net.

       Deferred taxes were computed at tax rates of 25% - 36% (mainly 28%).

Note 16 - Taxes on Income (cont'd)

G.       Taxes on income included in consolidated statements of operations:

         1.       Composition:
                                                   Year ended December 31
                                        -----------------------------------------------
                                            1999             1998              1997
                                        -------------    -------------    -------------
                                                       NIS thousands
                                        -----------------------------------------------
  Earnings before income tax:

  In Israel                              520,833           167,722            785,806
  Abroad                                  65,976           221,943            215,344
                                        -------------    -------------    -------------
                                         586,809           389,665          1,001,150
                                        =============    =============    =============

  For the current year:

  Current taxes:
  In Israel                              284,821           287,246            161,031
  Abroad                                  19,696            62,357             61,607

  Deferred taxes:
  In Israel                             (135,472)         (110,635)            25,297
  Abroad                                  14,371            (5,807)            (5,330)
                                        -------------    -------------    -------------
                                         183,416           233,161            242,605

  In respect of previous years:

  In Israel                            * (15,356)            2,353             (6,979)
  Abroad                                  (6,173)           (1,529)               221
                                        -------------    -------------    -------------
                                         161,887           233,985            235,847
                                        =============    =============    =============

  *  Including deferred taxes in the amount of NIS 34,582 thousand.

Note 16 - Taxes on Income (cont'd)

G.       Taxes on income included in the consolidated statements of operations (cont'd):

         2. Below is a reconciliation between the theoretical tax expense, if all the income of Koor and the subsidiaries were taxed at the regular rate of 36%, and the actual tax expense as reported in the statement of operations:

                                                                                        Year ended December 31
                                                                          ---------------------------------------------------
                                                                               1999              1998               1997
                                                                          --------------    --------------     --------------
                                                                                            NIS thousands
                                                                          ---------------------------------------------------
                  Earnings before taxes on income, as
                    reported in the statement of operations                  586,809           389,665          1,001,150
                                                                          ==============    ==============    ==============
                  Statutory tax rate                                             36%               36%                36%
                                                                          ==============    ==============    ==============
                  Theoretical tax expenses in respect of
                    these earnings                                           211,251           140,279            360,414
                  Increase (decrease) in taxes resulting from
                    the following factors - the tax effect:
                  Tax benefits under various
                    encouragement laws                                       (46,523)          (72,272)           (85,336)
                  Non-deductible expenses for tax
                    purposes (including depreciation)                         38,509            29,159             27,670
                  Losses for which deferred taxes
                    were not recorded                                         29,303            36,900             58,148
                  Capital gains from sale of investments
                    and assets, net                                          (27,104)           (7,002)           (45,665)
                  Provisions for anticipated

                    losses from the sale of assets, net                       64,032            68,157                  -
                  Tax loss carryforwards from prior years
                    for which deferred taxes were not
                    created and which were utilised during
                    the current year                                        (102,980)          (16,212)           (60,803)
                  Inflationary erosion of tax advances                           (50)            5,499              1,709
                  Effect of the Inflationary Adjustments Law
                   in respect of companies

                    whose functional currency is the
                    U.S. dollar                                                7,302            65,890              6,319
                  Taxes in respect of prior years                            (21,529)              824             (6,758)
                  Effect of foreign subsidiaries                              10,316           (23,349)           (21,366)
                  Others                                                        (640)            6,112              1,515
                                                                          --------------    --------------    --------------
                  Total taxes on income                                      161,887           233,985            235,847
                                                                          ==============    ==============    ==============
                  Effective tax rate                                           27.6%             60.0%              23.6%
                                                                          ==============    ==============    ==============

Note 17 - Liabilities for Employee Severance Benefits, Net

A.      Pension, severance pay and retirement grants:

        Under current labour laws and existing labour agreements, the companies in the Group are required to make severance payments, to employees who are dismissed or who retire. In respect of these liabilities, regular deposits are made by Group companies with pension and severance pay funds. The balance sheet amount represents the unfunded balance of the liabilities. Where the funds deposited are not under the control and management of the Group companies, the funded amounts are not reflected in the balance sheets. These deposits and the amount stated in the balance sheet fully cover the Company's liability for employee severance benefits.

        Employees dismissed before reaching retirement age are entitled to severance pay, computed on the basis of their latest salary. Where amounts accumulated in the pension funds are insufficient to cover such severance pay, the Company and its subsidiaries will make up the amount of the shortfall at the time of payment. In Management's opinion, an appropriate provision, based on the salary components used in the computation of severance pay, has been included in the financial statements to fully cover this liability.

        Regarding companies in which enhanced severance pay has been planned or agreed upon for the employees, appropriate provisions have been made for the supplementary amounts.

        B.       Early retirement pension:

        Under agreements with certain employees who retired from service, Koor Group companies have undertaken to make pension payments until they reach retirement age. The entire liability for such pensions is included in the accounts on the basis of the present value of future pension payments, computed at a monthly discount rate of 0.3% (3.7% per year).

        C.       Compensation for unutilised sick leave:

        A provision for this liability, according to agreements, is included in the accounts in respect of those employees who have reached the age of 55, due to the uncertainty as to whether employees who have not reached that age will be entitled to such compensation (as a result of utilization of sick leave or early retirement). The provision is computed on the basis of the latest salary for 8 working days in respect of each year during which the sick leave was not utilised.

        D.       Liabilities for severance benefits, which are presented in the balance sheet, and the amount funded in severance pay funds, are as follows:

                                                             Consolidated                            Company
                                                        ------------------------------    ------------------------------
                                                             December 31                           December 31
                                                        ------------------------------    ------------------------------
                                                             1999             1998            1999             1998
                                                        -------------    -------------    -------------    -------------
                                                                NIS thousands                     NIS thousands
                                                        ------------------------------    ------------------------------
         Severance pay and retirement
          grants                                           518,168          860,302            7,051           11,955
         Amount accrued for early
          retirement                                       144,367          121,882            1,611            7,017
         Amount accrued in respect of
          unutilised sick leave                             24,329           27,442                -                -
                                                        -------------    -------------    -------------    -------------
                                                           686,864        1,009,626            8,662           18,972
         Less - amount funded *                            381,973          745,578            2,148            1,905
                                                        -------------    -------------    -------------    -------------
                                                           304,891          264,048            6,514           17,067
                                                        =============    =============    =============    =============

         * The amounts funded can be withdrawn, subject to the fulfillment of the provisions of the Severance Pay law.

Note 18 - Contingent Liabilities and Commitments

   A.       Contingent liabilities

   1.       Commissioner of Restrictive Trade Practices:

   a) During October 1997, proximate to the date of the publication of a newspaper article containing details about alleged violations of the Law for Restrictive Trade Practices, 1988 (hereinafter - the "Law") regarding price coordination and lack of competition between TTL and Telrad, the Commissioner of Restrictive Trade Practices (hereinafter - the "Commissioner") conducted an examination at the offices of TTL, Telrad and Koor, during which certain documents were confiscated, certain employees were questioned and additional information was submitted as requested.

            On December 13, 1998, the Commissioner issued a press release, in which he announced that the Investigations Department of the Restrictive Trade Practices Authority (hereinafter - the Authority) has concluded the investigation regarding suspicions about restrictive arrangements between Koor, TTL, Telrad, Bezeq and Bezeqcall, in the field of the supply of switchboards for the commercial market and in the field of N.S.R.

            According to a press release by the Commissioner, the investigators of the Investigations Department of the Authority recommend submitting a bill of indictment against some of the examinees regarding some of the suspicions investigated, and that the Legal Department of the Authority is to decide if offenses were in fact committed and if there is a sufficient evidential basis for trial. In this press release, nothing was mentioned regarding details about the findings of the Legal Department of the Authority.

            Under the Law, penalties may be imposed against an entity which has violated the Law. There is also the possibility of repercussions at the civil level, if damage should be proven as a result of a violation of the law. The Management of the Company and the subsidiaries, after consultation with their legal counsel, are of the opinion that, at this stage, as long as the results of the Commissioner's examinations have not yet been published, it is not possible to assess the possible developments in this matter, nor to evaluate if a significant loss is expected to result - if at all. Accordingly, it was not considered appropriate to make any provision in the financial statements in respect of this matter.

   b) Pursuant to the directives of the Commissioner, in the conditions of the permit to merge Claridge Group with the Company and the amendments thereto, various restrictions were imposed on the Claridge Group, on Koor and on companies in its Group. With the completion of the sale of Koor's holding in Mashav Initiation and Development Ltd. the restrictions imposed were cancelled. (See Note 3D).

   2. Within the framework of the merger agreement as aforesaid in Note 3(A)1 Tadiran undertook to indemnify ECI for any damage it incurred as a result of the matters listed below:

            (a) Taxes imposed on TTL and its consolidated companies over and above the provisions included in the financial statement.
            (b) Errors, omissions, and inaccuracies detected in representations made by TTL within the framework of the agreement concerning matters linked to other property, claims, and transactions with related parties.
            (c) Breach of the obligations of Tadiran and TTL in the merger agreement concerning agreement with related parties.
            (d) Any subject connected with the matters being investigated by the Commissioner (see Section 1 above).
            (e) Non-receipt of the approvals and consent from third parties required to transfer operations of the Switching Division of TTL.

   The indemnity items will cover losses in excess of the deductible of between $1.5 million and $10 million (contingent upon each section separately) and/or are restricted to 81.67% of the loss incurred.

   For indemnity purposes only the representations made by TTL shall remain valid for one year from the date of the merger. Tadiran's indemnity in respect of the matters or facts being investigated by the Commissioner, shall remain valid for a period of seven years from the date of the merger and shall be extendible for an additional period as long as these matters are under investigation. Aside from this all the remaining representations made by the company shall not remain valid after the date of the merger.

   3.       Environmental issues

            The activities of M.A. Industries Ltd. are exposed to the risk of causing damage to the environment, since the Group manufactures, stores and sells chemicals. M.A. Industries invests significant amounts in order to comply with the provisions of the laws and of the environmental regulations, and in the opinion of management it does in fact comply therewith. M.A. Industries' insurance policies provide coverage in the event of a sudden unexpected crisis of environmental pollution in Israel and worldwide, subject to relevant terms of the policy. As at balance sheet date, M.A. Industries does not have insurance coverage for continuous environmental pollution. Such insurance is difficult to obtain, and in those cases where it is obtainable, M.A. Industries' management is of the opinion, that the terms of the policy, including the cost of the coverage, is, at present, not justified.

            One of M.A. Industries' plants is located in Ramat Hovav, along with other chemical plants, since the Government decided that the geological layers in that particular area are completely impenetrable to liquid or pollution. Recently, the Ministry of the Environment conducted examinations, which determined that there is data indicating subterranean pollution in Ramat Hovav. The examiners recommended the taking of measures to prevent the continuation of leakages from active and inactive plants, which are liable to constitute a source of pollution of the water table, in the area. At this stage, the subsidiary cannot estimate the costs involved, if, in the light of the research that will be carried out, a solution will be found, which it will be decided to implement. Furthermore, the local Municipality at Ramat Hovav is continuing to take rehabilitation steps relating to past incidents.

   4.       Claims against Telrad:

   a). In October 1994, a claim was filed by the Union Engineers against Telrad, for an unspecified amount. The claim pertains to the recognition and applicability of the salary tables included in the general collective bargaining agreements, which were signed in 1994 and 1995 between the Engineers Union and the employers in the public service sector, to Telrad engineers. On January 31, 1996, a ruling was handed down by the Tel-Aviv District Labour Court completely rejecting the claims of the Engineers Union. The Engineers Union has appealed against the judgement. The appeal was heard in the National Labour Court, and a decision thereon has not yet been handed down.

            At the deliberation stage in the National Labour Court, the Engineers Union filed a motion that Koor be added as a "liable party" in the legal proceedings. The National Labour Court has not yet made a determination on this issue.

            In the opinion of the legal counsel which represents Koor in the above procedure, the arguments against the motion are substantial, and they believe that legally the motion is not acceptable. In the opinion of the legal counsel, at this stage of the proceedings, the issue of which is the status of the "Koor Agreement" as a collective agreement, the results of the deliberation should not impose any liabilities on Koor.

            In April 1996, a parallel claim was filed, by the Lod Workers' Council and the Workers Committee concerning the application of salary tables of the public service sector to employees of Telrad. To date, it was decided to abstain from deliberations in this claim until the National Labour Court decides in the appeal of the Engineers Union.

   b). In 1999 a claim was filed against Telrad by company employees who are members of the company's workers' committee. They are suing for the accounts so that the plaintiffs can examine the calculation of the distribution of earnings to employees. They are also suing for a declaratory judgment which will determine that Telrad is obliged to draw up new accounts for the distribution of earnings. In addition an application was filed to recognise the plaintiffs and representatives of all Telrad's workers and employees. In response the company filed an application as agreed to extend the date for submission of their response on the grounds that another proceeding is pending between the parties in which the matter of a class action has also arisen. The application was accepted.

   5.       Claims filed against Tadiran and its subsidiaries:

   a) In 1997, Qualcomm Inc. (hereinafter - Qualcomm), a U.S. corporation, filed a claim against Elisra Electronics Systems Ltd. (hereinafter - "Elisra"), a subsidiary of Tadiran, in response to a claim filed by Elisra pertaining to a transaction cancelled by Qualcomm in August 1996. The claim filed by Elisra is in the amount of $25 million, and the counter-claim is in the amount of $79 million, plus punitive damages. The claims were filed during an arbitration procedure in the United States. According to legal opinion received, Elisra has a well-founded cause for its claim against Qualcomm and valid arguments against the counter-claim. No provisions have been made in the financial statements in respect of either the claim or the counter-claim.

   5.       Claims filed against Tadiran and its subsidiaries (cont'd.):

   b) Employees of a plant of Tadiran, which had been closed during 1990, filed actions against the company, alleging that they sustained injuries and certain related illnesses had been caused by exposure to certain substances during their employment. Tadiran has insurance policies, which, relying on legal opinion, cover possible damages as a result of these claims, and, consequently, no provisions have been made in respect of those claims. Tadiran recorded provisions in respect of possible damages which had been covered by an insurance company currently in the process of liquidation.

   c) In May 1999 an application was filed for arbitration against Tadiran by Adaptive Broadband Corporation (hereinafter - "ABC") (formerly California Microwave Inc.), pursuant to the arbitration clause in the agreement which was signed between those parties within the framework of the sale of the business division by ABC to Tadiran.

            The main thrust of the application is a declarative decision determining that Tadiran is required to indemnify ABC in connection with claims which were lodged at the arbitration institute against ABC by a customer of the business division which was sold as aforesaid. The claim lodged by the customer before the arbitration institution which conducted discussion in Switzerland and on January 31, 2000 a settlement was reached whereby the customer received $2 million. Half of this amount was for the account of Tadiran and half for ABC. The arbitration between Tadiran and ABC taking place in the United States is supposed to resolve the issue of which of the two parties shall incur the full amount of the payment to the customer.

            In June 1999 Tadiran submitted its response to the deed of arbitration and in addition it claimed financial restitution from ABC.

            The management of Tadiran believes, based on the opinion of its legal advisers, that it has appropriate defence arguments against the above indemnity demands, and accordingly, no provision was made in the financial statements for the arbitration results.

   d) In October 1999, Bezeq, The Israel Telecommunication Corp. Ltd. (hereinafter - "Bezeq") lodged a claim against Tadiran Ltd. whose main cause is various losses incurred by Bezeq due to delays in the performance of works which were ordered under development and application contracts originally signed between Bezeq and TTL in the amount of some $6.7 million (hereinafter - "the Principal Claim").

            Alternatively, Bezeq is suing for the balance of arrearage penalties to which it alleges it is entitled pursuant to those contracts, and which were not paid in full, in the amount of approximately $1.7 million (hereinafter - "the Alternative Claim").

            In an arbitration judgment handed down on February 17, 2000 all Bezeq's arguments regarding the company's liability for the Principal Claim were dismissed. The arbitration judgment determines that pursuant to the engagement contracts between the parties Bezeq is entitled to compensation within the framework of arrearage penalties only. Since the period of time allocated to the arbitration has elapsed, Bezeq is obligated to lodge a new claim in respect of its Alternative Claim. At this stage negotiations for a settlement are in progress. The financial statements contain a provision, based on the opinion of its legal counsel, which the company's management believes reflects the possible outcome of the Alternative Claim.

   6.       Claims filed against M-A Industries and its foreign subsidiaries
            (cont'd)

   a) A claim was filed against Makhteshim's subsidiary in Brazil and a former employee of the claimant, alleging that the subsidiary has copied and is employing a certain process, which is a protected trade secret that is owned by the claimant. Accordingly, the subsidiary is being sued to indemnify the claimant in respect of unfair competition, in the amount of $ 13 million (based on a calculation involving the amount of materials used). In addition, the claimant has requested that a fine of 100 thousand Brazilian reals per day be levied against the subsidiary in respect of the unlawful exploitation of trade secrets. Based on the opinion of its legal counsel, the subsidiary's management estimates that the claim has no validity and, therefore, no provision has been included in the financial statements in respect thereto.

   b) A claim was filed against Makhteshim's subsidiary in Brazil and others, in the aggregate amount of $24 million, by a group that acquired the rights to two banks that had declared bankruptcy. The subsidiary is requested to repay a loan of $1 million, out of the aforementioned amount, which the claimants maintain had been granted directly to the subsidiary. With respect to the balance of the claim, the subsidiary has been sued as the guarantor of debts of agricultural cooperatives, which were its former shareholders.

            Based on the opinion of its legal counsel, the subsidiary's management estimates that there is a reasonable likelihood that its defense against the claim will be accepted and, therefore, no provision has been included in the financial statements in respect thereto.

   c) Claims and other monetary demands have been filed against Makhteshim's investee in Brazil, in the aggregate amount of $ 15 million. Based, inter alia, on the opinion of its legal counsel, the investee's management estimates that the provisions recorded in its financial statements are adequate to cover any possible damage, which may result in respect of these claims.

   7. A number of claims have been filed against certain other companies concerning various matters pertaining to the normal course of business, including tax, customs and VAT liabilities, which are in various legal proceedings. The managements of said companies believe, based on the opinion of the legal counsel handling the claims, that appropriate provisions in light of the circumstances have been included in the financial statements.

   8. Under certain conditions, Nortel has the right to sell its holding of shares (20%) in Telrad to a wholly-owned subsidiary of Koor in the years 2000 - 2005 at a price which is the greater of $45 million or the net asset value of the shares it sells at that date. Furthermore, Nortel has the "right of equalisation" until the year 2000, at specified terms - See also Note 18B3.

            After the balance sheet date, on 6 March, 2000, Nortel realised its right to sell its shares in Telrad to Koor. See Note 27D.

   9. See Note 10A(2) regarding the matter of the fulfillment of the conditions attached to the receipt of investment grants.

   10. The business activities of the Koor Group are characterised primarily by advanced technologies. The accelerated rate of technological developments and innovations in the Group's segments of operations, require the investment of substantial financial resources in research and development, in order to assure the Group's standing in its respective segments of operations, while facing the constant competition of both Israeli and worldwide entities. Consequently, the Group may be exposed to the loss of its position in certain segments, as well as to substantial research and development costs, which, in turn, may have an adverse effect on the Group's operating results.

   11. In March 1999 a collective labour agreement was signed between Middle East Tubes Ltd. (METCO) and The New General Federation of Workers concerning the retirement terms of 35 workers at the Acre plant of METCO who it was agreed would retire from METCO and with regard to the retirement of additional workers. A provision was made in the 1998 financial statements for the retirement of the aforementioned 35 workers. Under the agreement, workers from the Akko plant who resign or who accept early retirement by 31.12.2000 are entitled to enlarged compensation, depending on the number of years of their employment at METCO.

            It was also decided that additional workers who retire during the term of the agreement will be entitled, upon reaching the age of 56 (or 54 for female workers), to early pension payments until they reach retirement age. In addition, these workers will be entitled to grants as stipulated in the agreement. Workers who are younger than 56 but more than 54 on the date of signing the agreement and whom the management of METCO has decided to dismiss, will also be entitled to early pension payments. Every retirement is subjected to the approval of the management of METCO.

            The term of the above agreement is until 31 December, 2000, but will remain in effect as long as no other agreement is signed. At this stage it is not possible to estimate how many workers, if any, will retire pursuant to the agreement, beyond the workers who have already been dismissed, and therefore no additional provision was made for them in the financial statements.

            In addition, in February 2000 a claim was filed against METCO in the Acre Labour Court by 45 employees from the plant regarding their entitlement to receive increased severance compensation. As at the date of publication of the financial statements METCO is unable to assess the chances and results of the claim and so no provision therefor has been made in METCO's books. See Note 3H(8).

   12. Tadiran Com. Was sold to the buying company in a transaction of representations. According to the terms of the transaction, should it transpire that the condition of Tadiran Com. Is materially different from the representation made, the buyer shall be entitled to compensation therefore from Tadiran.

            Koor Industries Ltd. Guarantees the liabilities of Tadiran in this transaction up the amount of the consideration received. This guarantee shall take effect if Tadiran's equity capital falls below $250 million.

   B.       Commitments

   1. Certain subsidiaries have research and development contracts with the Government of Israel. Under these contracts, the subsidiaries are required to pay royalties (2% - 5% of proceeds of sales resulting from the research and development) to the Government of Israel, in amounts not exceeding 100% - 150% of the linked amounts of the grants received by the subsidiaries as participation in the research and development projects.

            Royalty paid to the Government of Israel in respect of the aforementioned research and development contracts, are as follows:

            Year ended                                   NIS thousand
            -----------------                            ------------
            31 December, 1997                                 67,017
            31 December, 1998                                 75,732
            31 December, 1999                                 35,957

            Negotiations have been underway between a subsidiary and the Office of the Chief Scientist (hereinafter - "OCS") of the Government of Israel, to re-examine the royalties paid to the OCS during a period exceeding 10 years. The financial statements include a provision which, in the opinion of the management of the subsidiary, will be required to pay the royalties which will result from the negotiations.

   2. Certain subsidiaries are required to pay royalties at the rate of 3% per year of the increase in export sales, not to exceed the amount financed by the Fund for the Encouragement of Marketing Abroad. Such amounts are linked to the exchange rate of the U.S. dollar

   3. In an agreement dated January 1997, Telrad undertook to acquire know-how from Nortel over a 10 year period at a cost of $15 million to be paid in four equal annual interest bearing installments, beginning in January 1998. By 31 December, 1999, Telrad had acquired know-how of a value of 6,406 thousand. In addition, Telrad paid $1,100 thousand on account of the said undertaking. Telrad is negotiating with Nortel in order to terminate the know-how agreement.

   4. Commitments for the purchase of fixed assets are as follows: 31 December, 1999 - NIS 60 million adjusted; 31 December, 1998 - NIS 130 million adjusted.

   5. Koor has guaranteed, until the year 2004, the compliance of Elad Hotels Ltd. with the terms of the agreement regarding management of two hotels by a subsidiary. A subsidiary pays usage fees for hotel services, as defined in the agreement.

   6. Certain companies in the Group lease industrial and office premises under non-cancelable, long-term leases with, in most cases, renewal options. The rent expense of these companies was NIS 45 million in 1999, NIS 43 million in 1998 and NIS 53 million in 1997.

            Future minimum payments under the non-cancelable operating leases, for the years subsequent to balance sheet date, are as follows:

                                                                   December 31
                                                                      1999
                                                               ---------------
                                                               (NIS thousands)
                                                               ---------------

            First year                                                41,010
            Second year                                               31,753
            Third year                                                25,329
            Fourth year                                               19,800
            Fifth year and thereafter                                 28,153
                                                                  -----------
                                                                     146,045
                                                                  ===========

   7. On 30 November, 1999 Koor's Board of Directors committee, having been authorized for this purpose, passed a resolution to cooperate on an equal basis with the Israel Corporation Ltd., in a joint venture with an equity capital of up to $100 million. The joint venture will focus on investments in high-tech projects and companies in the fields of the Internet, telecommunications and operation of telecommunications in Israel and abroad.

Note 19 - Convertible Securities of Investee Companies

         A.       Option warrants to senior employees:

                  Certain investors issued options to senior employees until 1999 inclusive. Employee entitlement to such options is be determined over a number of years from their date of issue, subject to continued employment. The exercise term of the options varies according to the terms of the different plans.

                  The exercise price was, in most cases, identical to the market price of the shares of subsidiary companies on the issuance date of the option warrants.

                  The rate of dilution in these subsidiaries, following the exercise of options, will not exceed approximately 2%.

         B.       An affiliated company - ECI

                  ECI has outstanding convertible notes (hereinafter - "the notes") which are convertible until December 2003 of a par value of $85,000. The conversion rate is 1 share for each $25 par value of notes. Assuming the conversion of all the notes into shares, Koor's rate of holding in ECI will decrease by 1.2%.

                  The Claridge Group, which is the controlling shareholder of Koor, holds 47% of these outstanding convertible notes.

Note 20 - Share Capital, Stock Options and Warrants

         A.       Share capital is composed as follows:


                                                              31 December, 1999                   31 December, 1998
                                                      --------------------------------    --------------------------------
                                                        Authorised         Issued and        Authorised         Issued and
                                                                          outstanding                          outstanding
                                                      -------------     --------------    -------------      -------------
         Number of shares:

         Ordinary shares of a
         par value of NIS 0.001 (1)(3)(4)              84,557,334         16,525,984        84,557,334         16,503,786
                                                      =============      =============    =============      =============

         Deferred shares of a
          par value of NIS 0.001(2)(3)(4)              15,167,666         14,461,481        15,167,666         14,391,637
                                                      =============      =============    =============      =============

         Amount in NIS:

         Ordinary shares of a par value
          of NIS 0.001                                     84,557             16,526            84,557             16,504
                                                      =============      =============    =============      =============

         Deferred shares of a par value
          of NIS 0.001                                     15,168             14,461            15,168             14,391
                                                      =============      =============    =============      =============


         (1) These shares are traded on the Tel-Aviv Stock Exchange. As at 31 December, 1999, the per share market price was NIS 415.

                  Traded on the New York Stock Exchange (NYSE). Each ADS represents 0.2 of Koor's ordinary Shares of NIS 0.001 par value. The market price in New York of the ADS as at 31 December, 1999 was $20.

         (2) Holders of the deferred shares are only entitled to receive the nominal paid-up value of the deferred shares in the event of a winding up of Koor, subject to prior payment of the nominal paid-up value of the ordinary shares to the holders of ordinary shares. The holders of the Deferred Shares do not have any voting rights, and they are not entitled to participate in the distribution of dividends of any kind.

         (3) The classification of the authorised and outstanding ordinary shares, and the authorised and outstanding deferred shares changes as a result of any deferral of ordinary shares occurring at the time of the exercise of stock options issued by the Company to the Israeli banks (see (b) below).

         (4) As at balance sheet date 170,436 ordinary shares and 12,903,884 deferred shares are held by subsidiaries and, accordingly, an amount of adjusted NIS 53,641 thousand was deducted from shareholders' equity.

                  As for the rights and legal status of the additional 624,577 ordinary shares held by a subsidiary, Koor Trusts 1995
                  Ltd., see B below.

                  The shares held by Koor Trusts will only be used in future for an issuance to company employees, subject to receipt of the requisite approvals. If these shares are not issued to the employees by June 2001 the company will reduce its capital. Until June 2001 Koor Trusts will not have the right to participate or vote in general meetings of the company's shareholders, nor will it have the right to receive a dividend for these shares.

         B.       Stock options:

                  Stock options issued to Israeli banks:

                  Within the framework of the comprehensive arrangement signed in September 1991 between Koor and the Israeli banks, banks were given options for the purchase of ordinary shares of Koor. The stock options may be exercised at any time through 2001. Upon exercise of a stock option by any of the banks, an ordinary share held by Hevrat Ha'ovdim will be converted automatically into a deferred share, so, for all practical purposes, the total number of ordinary shares does not change.

                  In 1999 and 1998, the Israeli banks exercised options for the purchase of 69,844 and 97,933 ordinary shares respectively.

                  As of 31 December, 1999 - 70,475 options were outstanding.

         C.       Key employee stock-based compensation plans:

         1.       The 1997 Stock-Based Compensation Plan:

                  On May 27, 1997, 134,547 options were issued (exercise price
                  - $90.989) and on November 6, 1997, an issuance of an additional 54,421 options was completed (exercise price - $98.747).

                  See Note 4 as to details of stock options that have not been exercised and of exercise in the current year.

         2. On August 28, 1997, Columbus Capital Corporation ("Columbus"), a member of the Claridge Group, undertook to grant put options to those senior employees of Koor, including Koor's President and Chief Executive Officer who retired in 1998 , who are eligible for options to purchase Koor ordinary Shares by virtue of the 1995 Plan and the 1997 Plan. These put options are exercisable within 90 days from the first date upon which the employees are eligible to exercise the options under the above Plans. The put options confer to the employees the right to sell to Columbus the outstanding shares granted to them and the profits inherent in the exercise of the options. Columbus will purchase these shares from the employees, if they should desire, at a price identical to that paid by the Claridge Group for the purchase of Koor's shares held by the Shamrock group - $121.25 per Common Share of NIS 0.001.

                  Each employee shall be eligible to sell his outstanding shares, all or in part, to Columbus under the said terms and according to his discretion.

                  In 1998 an expense of NIS 6,080 thousand was allocated for the exercise of the aforementioned put options by all of the employees, including the retired Chief Executive Officer. In 1999 an expense of NIS 774 thousand was allocated for the exercise of the aforementioned put options.

         C.       Key employee stock-based compensation plans (cont'd.):

         3.       The 1998 Stock-Based Compensation Plan:

                  On August 30, 1998, an Extraordinary General Shareholders Meeting approved a private placement, at no cost, of up to 400,000 stock options to employees of the Company. Each option may be exercised into one ordinary share of a par value of NIS 0.001 each (hereinafter - "the Plan").

                  The Plan authorises the allotment of up to 313,596 stock options, under specified terms, to 5 senior employees of Koor, including 105,263 option warrants to Koor's Chief Executive Officer who is also Vice Chairman of the Board of Directors.

                  In 1999 40,000 options were allotted and a balance of 46,404 options has not yet been allotted.

                  The effective date for implementation of the Plan is 16 July 1998 (hereinafter: the "Effective Date" or "Determining Date"). At the end of the first year from the Determining Date and at the end of each of the first two years thereafter each employee will be entitled to exercise up to one third of the total number of options in his allotment.

                  The employee is entitled to exercise all or part of the stock options, pursuant to the conditions of the Plan, from the date of entitlement to exercise of the stock options on the dates set forth above and up to five years from the Determining Date, in other words, up to 16 July, 2003 (with the exception of the CEO who will be entitled to exercise the stock options until four years have elapsed from the Determining Date).

                  Under the terms of the Plan, each option may be theoretically exercised to purchase one ordinary share (subject to adjustments). In practice, however, the optionee will not be issued the total number of shares to which he is entitled upon exercising such options, but only the number of shares reflecting the monetary benefit component of the option as at the exercise date. The exercise price of the issued options set for the purpose of calculating the benefit component when exercising the option (excluding those issued to the trustee that do not as yet have an exercise price) is $114.7 per share in respect of each option, payable in NIS, (excluding options issued to the Chief Executive Officer). The exercise price of the options issued to the Chief Executive Officer equals the NIS equivalent of $118.3 per share in respect of each option, subject to adjustment of exercise price for dividend distribution.

                  The exercise price of the options issued to a trustee for those employees to be defined in the future shall be determined based on the share's market price on the Tel Aviv Stock Exchange at a date to be decided by the Remuneration Committee.

                  The theoretical economic value of the option on August 5, 1998, according to the Black-Scholes options pricing model was $38.8 per option issued to the optionees (other than the CEO) and $31.92 per option issued to the Chief Executive Officer.

         C.       Key employee stock-based compensation plans: (cont'd)

         4. Detail of options that have not yet been exercised as at 31 December, 1999 are as follows:

                                                                      Exercise          Number of          Last exercise
                                                                         price            options                   date
                                                               ---------------     --------------       ----------------
                                                                             $
                                                               ---------------     --------------       ----------------
                  1997 plan                                            90.989             66,518                May 2002
                  1997 plan                                            98.747             54,421           November 2002
                  1998 plan                                    110.90 - 111.60           248,333               July 2003
                  1999 plan                                    114.40 - 115.10           105,263               July 2002
                                                                                    -------------
                                                                                         474,535
                                                                                    =============


                  Movement in options during the year was as follows:

                                                         1995 plan         1997 plan         1998 plan             Total
                                                        -----------       -----------      ------------       ----------

                  Balance as at
                  beginning of  year                       13,728           131,017           313,596           458,341
                  Exercised                                     -                 -            40,000            40,000
                  Granted                                 (13,728)           (6,299)                -           (20,027)
                  Expired                                       -            (3,779)                -            (3,779)
                                                        -----------       -----------      ------------       ----------

                  Balance as at end
                   of year                                      -           120,939           353,596           474,535
                                                        ===========       ===========      ============       ==========
                  Shares that were issued
                  to Koor Trusts (1995) Ltd.*               9,646             4,908                 -            14,554
                                                        ===========       ===========      ============       ==========


                  * In accordance with the exercise mechanism, the allotment was not shown in the statement of shareholders' equity.

Note 21 - Financial Instruments and Linkage Terms of Monetary Balances

         A.       General:

         The Company and certain subsidiaries have entered into forward transactions and option contracts, in order to reduce the overall exposure of assets and liabilities denominated in foreign currency and commitments for the purchase of raw materials and the sale of goods, in currencies other than the US dollar. Those subsidiaries neither hold nor issue financial instruments for trading purposes.

         B. Details of the open foreign exchange transactions made to hedge subsidiaries' assets and liabilities in foreign currency as at 31 December, 1999:


                                                           Forward               Call               Put               Swap
                                                       transaction            options           options       transactions
                                                       ------------        -----------       -----------        -----------
                                                                               NIS thousands
                                                       -------------------------------------------------------------------

         Purchase of U.S. dollars in
          exchange for:
         NIS                                               417,486          1,949,604           999,336            588,173
         European currencies                                22,147             83,060            62,295                  -

         Purchase of European currencies
          in exchange for:

         NIS                                                     -             53,989            20,765                  -
                                                       ------------        -----------       -----------        -----------
                                                           683,993          2,016,653         1,082,396            588,173
                                                       ============        ===========       ===========        ===========
         Sale of U.S. dollars in
          exchange for:
         NIS                                                51,092             83,226           237,136            672,636
         European currencies                                78,907             33,224                 -             37,404

         Sale of European currencies in exchange for:

         NIS                                                     -                  -            20,765                  -
                                                       ------------        -----------       -----------        -----------
                                                           129,999            116,450           257,901            710,040
                                                       ============        ===========       ===========        ===========

         The transactions are usually for a period of up to 12 months, with the exception of financial instruments for the purchase of US dollars in consideration of NIS 1,400, net, in Koor, which were terminated by the end of February 2000 and not renewed.

         The loss in respect of derivative financial instruments, as included in the consolidated financial statements for the year ended 31 December, 1999, amounts to NIS 26,064 thousand (for the year ended as at 31 December, 1998 the gain in respect of derivative financial instruments amounted to NIS 5,319 thousand).

         C.       Fair value of financial instruments:

         Condensed data of monetary assets and liabilities, whose fair value as at 31 December, 1999, based on their market value, is significantly different from those presented in the financial statements, is as follows:


                                                                                               Carrying               Fair
                                                                                                 amount              value
                                                                                             -----------           ----------
                                                                                                   NIS millions
                                                                                             --------------------------------

         Investments in affiliates                                                               3,370              4,517
         Debentures and convertible debentures                                                     281                268

         The carrying amounts of cash and cash equivalents, short-term investment, trade receivables, other accounts receivable, credits from banks and others, trade payables and other accounts payable and accruals, and other financial instruments approximate at their fair value.

         D.       Credit risk of trade receivables:

                                                                                                              NIS millions
                                                                                                              ------------

         Insured receivables                                                                                        1,103
         Receivables insured by foreign trade risk insurance                                                          290
         Receivables - Government authorities and Bezeq                                                               290
         Other receivables, including checks and credit
          card companies                                                                                            1,671
                                                                                                              ------------
         Total, including non-current receivables                                                                   3,354
                                                                                                              ============

         In Management's estimation, the allowance for doubtful accounts adequately covers all anticipated losses in respect of concentration of credit risks of trade receivables.

         The exposure to credit risks relating to trade receivables is limited, due to the relatively large number of customers in the various segments.

         E.       Linkage terms of monetary balances:

         (1)      Consolidated

         -        31 December, 1999


                                                        In foreign           Linked           Unlinked            Total
                                                          currency           to the
                                                         or linked              CPI
                                                           thereto
                                                      -------------       -----------      -----------      ------------
                                                                               NIS thousands
                                                      ------------------------------------------------------------------

         Assets
         Current assets:

         Cash and cash equivalents                        932,747              3,591           512,368          1,448,706
         Short-term deposits and
          investments                                     105,354            209,810           157,171            472,335
         Trade receivables                              2,258,183            133,077           821,947          3,213,207
         Other accounts receivable                        133,016             25,126           154,882            313,024
         Investments and other
          long-term receivables                           259,485            448,122            11,066            718,673
                                                      -------------       -----------      -----------      ------------
                                                        3,688,785            819,726         1,657,434          6,165,945
                                                      =============       ===========      ===========      ============
         Liabilities
         Current liabilities:

         Credits from banks and others
          (not including current
          maturities of long-term
          liabilities)                                  1,737,077             79,019           664,159          2,480,255
         Trade payables                                 1,160,042             37,793           314,202          1,512,037
         Other accounts payable                           312,508             60,583         1,310,871          1,683,962
         Long-term loans and
          debentures (including current
          maturities)                                   3,999,978          1,142,911             6,204          5,149,093
                                                      -------------       -----------      -----------      ------------
                                                        7,209,605          1,320,306         2,295,436         10,825,347
                                                      =============       ===========      ===========      ============


                                                        In foreign           Linked           Unlinked            Total
                                                          currency           to the
                                                         or linked              CPI
                                                           thereto
                                                      -------------       -----------      -----------      ------------
                                                                               NIS thousands
                                                      ------------------------------------------------------------------

         Assets
         Current assets:

         Cash and cash equivalents                        982,699              3,487           505,187          1,491,373
         Short-term deposits and
          investments                                   1,206,005            114,181           267,160          1,587,346
         Trade receivables                              2,568,814            144,562           915,788          3,629,164
         Other accounts receivable                        234,362             67,164           137,940            439,466
         Investments and other
          long-term receivables                           272,486            204,652            28,140            505,278
                                                      -------------       -----------      -----------      ------------
                                                        5,264,366            534,046         1,854,215          7,652,627
                                                      =============       ===========      ===========      ============
         Liabilities
         Current liabilities:

         Credits from banks and others
          (not including current
          maturities of long-term
          liabilities)                                  1,758,748             82,784           508,044          2,349,576
         Trade payables                                 1,109,019              3,194           433,056          1,545,269
         Other accounts payable                         1,139,310            160,447           745,234          2,044,991
         Long-term loans and
          debentures (including current
          maturities)                                   3,885,569          1,154,966            36,495          5,077,030
                                                      -------------       -----------      -----------      ------------
                                                        7,892,646          1,401,391         1,722,829         11,016,866
                                                      =============       ===========      ===========      ============

         (2)      Company

         Assets
         Current assets:

         Cash and cash equivalents                        346,114                  -           379,240            725,354
         Short-term deposits and
          investments                                      20,765            192,614            65,718            279,097
         Other investments, loans and
          receivables                                      12,738            367,827                 -            380,565
         Accounts receivable                                    -                  -            25,518             25,518
         Investments and other
          long-term receivables                               125            254,965           593,814            848,904
                                                      -------------       -----------      -----------      ------------
                                                          379,742            815,406         1,064,290          2,259,438
                                                      =============       ===========      ===========      ============

         Liabilities
         Current liabilities:

         Credits from banks and others
          (not including current
          maturities of long-term
          liabilities)                                    240,961                  -               449            241,410
         Trade payables                                         8                  -             1,649              1,657
         Other accounts payable                            27,261             29,857           243,400            300,518
         Long-term loans and
          debentures (including current
          maturities)                                   2,352,808            711,516               800          3,065,124
                                                      -------------       -----------      -----------      ------------
                                                        2,621,038            741,373           246,298          3,608,709
                                                      =============       ===========      ===========      ============



                                                        In foreign           Linked           Unlinked            Total
                                                          currency           to the
                                                         or linked              CPI
                                                           thereto
                                                      -------------       -----------      -----------      ------------
                                                                               NIS thousands
                                                      ------------------------------------------------------------------

         Assets
         Current assets:

         Cash and cash equivalents                          4,185                  -           311,268            315,453
         Short-term deposits and
          investments                                      43,664             43,748            84,173            171,585
         Other investments, loans and
          receivables                                       5,299              2,832                 -              8,131
         Accounts receivable                                    -                  -            14,423             14,423
         Investments and other
          long-term receivables                                 -            250,266           732,184            982,450
                                                      -------------       -----------      -----------      ------------
                                                           53,148            296,846         1,142,048          1,492,042
                                                      =============       ===========      ===========      ============
         Liabilities
         Current liabilities:

         Credits from banks and others
          (not including current
          maturities of long-term
          liabilities)                                          -                  -               966                966
         Trade payables                                     1,685                  -             5,502              7,187
         Other accounts payable                            14,349             31,207           120,325            165,881
         Long-term loans and
          debentures (including current
          maturities)                                   2,652,795            443,839               811          3,097,445
                                                      -------------       -----------      -----------      ------------
                                                        2,668,829            475,046           127,604          3,271,479
                                                      =============       ===========      ===========      ============

Note 22 - Liens and Guarantees

         A. In order to secure liabilities, certain subsidiaries have mortgaged their real estate and have placed fixed charges on plant, equipment and bank deposits, as well as floating charges on all of their assets. They also pledged a portion of their shares in investee companies.

                 Regarding the lien in respect to an investment grant - see
                 Note 10A(2).

         B.      The balances of secured liabilities are as follows:

                                                                                                      Consolidated
                                                                                           --------------------------------
                                                                                                      December 31
                                                                                           --------------------------------
                                                                                               1999               1998
                                                                                           -------------      -------------
                                                                                                     NIS thousands
                                                                                           --------------------------------

                  Credit from banks                                                          1,083,166          1,374,876
                  Loans from banks and
                   others and debentures (including current
                   maturities) (see Note 15, and also C
                   and D below)                                                                820,226            668,147
                                                                                           -------------      -------------
                                                                                             1,903,392          2,043,023

                  Others - mainly customer advances                                            153,262            306,378
                                                                                           -------------      -------------
                                                                                             2,056,654          2,349,401
                                                                                           =============      =============


                  See Note 9 regarding bank loans which were taken to invest in debentures, which have been pledged as securities for the loans which were offset against the investment therein.

         C. For the purpose of securing debentures convertible into Koor shares, Koor has undertaken not to pledge its assets in future, except in accordance with the terms stipulated by the trust deeds. See also Note 15B.

         D. Debentures issued by Koor Issuance Ltd. a subsidiary, are secured by a floating charge on all the assets of the above company. Under the terms of the deed of trust, Koor has guaranteed the full repayment of all the amounts of the principal, interest and linkage differences of the debentures. Koor registered a "negative pledge" to secure its guarantee.

         E. Guarantees to banks and others for loans and for assuring credit lines and other guarantees in favor of:


                                                               Consolidated                             Company
                                                       -------------------------------       -----------------------------
                                                                December 31                           December 31
                                                       -------------------------------       -----------------------------
                                                             1999              1998              1999              1998
                                                       -------------     -------------       -------------     -----------
                                                            NIS thousands                         NIS thousands
                                                       -------------------------------       -----------------------------

                  Subsidiaries                                  -                  -            91,628                  -
                  Affiliates                               19,652             20,353            19,652              9,033
                  Others                                    9,114             23,529             1,622             33,086
                                                       -------------     -------------       -------------     -----------
                                                           28,766             43,882           112,902             42,119
                                                       =============     =============       =============     ===========


                  1) In certain cases when advances from customers are received, a subsidiary provides its customers with bank guarantees to secure the advances. Guarantees in excess of the amount of advance payments stated as liabilities in the balance sheet, amounted to NIS 307,035 thousand as at 31 December, 1999, and NIS 223,049 as at 31 December, 1998.

                  2) In connection with the Bezeq agreement to transfer ownership of public switching Bezeq received from Koor a guarantee in the amount of NIS 104 million. See also Note 18A5.

                  3) There are also guarantees, in an unlimited amount, to ensure due performance of work, customer agreements, product warranty, advance payments received, and liabilities to customs and excise authorities.


Note 23 - Data concerning Items in Statements of Operations

         A.       Revenues from sales and services - net (1) (3) (4):

         1.       Consolidated


                                                                                    Year ended December 31
                                                                         --------------------------------------------------
                                                                                 1999              1998               1997
                                                                         ------------    ---------------    ---------------
                                                                                        NIS thousands
                                                                         --------------------------------------------------

         Local:
         Industrial operations (2)                                         3,425,703         4,631,273          5,451,809
         Trading operations                                                1,064,315           945,412          1,052,089

         Abroad:
         Industrial operations - export and
          international operations                                         5,591,566         6,591,239          5,800,158
         Trading operations                                                  593,717           624,392            621,319
                                                                         ------------    ---------------    ---------------
                                                                          10,675,301        12,792,316         12,925,375
                                                                         ============    ===============    ===============
         (1)      Not including agency sales                                 555,633           367,653            499,270
                                                                         ============    ===============    ===============
         (2)      Including sales to major customer                                -           532,037            829,074
                                                                         ============    ===============    ===============
         (3)      Including sales under long-term credit
                   arrangements (see also Note 2K)                               510            78,004             67,175
                                                                         ============    ===============    ===============
         (4)      Revenues and expenses relating
                   to work performed under long-term
                   contracts:
                  Revenues                                                   830,637           869,969            836,619
                  Costs                                                     (617,547)         (696,080)          (712,705)
                  Decrease (increase) in provision
                   for losses                                                  1,150            12,474             (3,223)
                                                                         ------------    ---------------    ---------------
                                                                             214,240           186,363            120,691
                                                                         ============    ===============    ===============

         2.       Company

         Income from management fees :
         From subsidiaries                                                    45,589            42,181             73,348
         From proportionately consolidated
          investees                                                           18,776            20,571             28,168
         From affiliated companies                                               756                 -                  -
                                                                         ------------    ---------------    ---------------
                                                                              65,121            62,752            101,516
                                                                         ============    ===============    ===============

         B.       Cost of sales and services - consolidated :

                                                                                    Year ended December 31
                                                                         --------------------------------------------------
                                                                                 1999              1998               1997
                                                                         ------------    ---------------    ---------------
                                                                                        NIS thousands
                                                                         --------------------------------------------------

         Industrial operations:

         Materials                                                         3,522,270         4,660,519          4,595,995
         Labour                                                            1,542,802         2,293,136          2,146,711
         Subcontracted work                                                  127,930           177,767            158,291
         Depreciation and amortisation                                       397,591           511,250            490,306
         Research and development expenses, net (*)                          427,722           527,928            506,597
         Other manufacturing expenses                                        609,489           762,012            799,255
                                                                         ------------    ---------------    ---------------
                                                                           6,627,804         8,932,612          8,697,155

         Less - expenses charged to cost of fixed assets                      12,659            33,600             25,813
                                                                         ------------    ---------------    ---------------
                                                                           6,615,145         8,899,012          8,671,342

         Decrease (increase) in inventory of goods
          and work in process                                                214,223           (17,223)            37,600
                                                                         ------------    ---------------    ---------------
                                                                           6,829,368         8,881,789          8,708,942

         Increase in inventory of finished goods                             137,487          (162,766)           (61,733)
                                                                         ------------    ---------------    ---------------
                                                                           6,966,855         8,719,023          8,647,209
                                                                         ------------    ---------------    ---------------
         Trading operations:
         Merchandise                                                         839,499           923,767          1,011,410
         Labour                                                              145,194           101,209            104,932
         Depreciation                                                         43,680            33,022             35,428
         Others                                                              134,638            90,003             91,050
                                                                         ------------    ---------------    ---------------
                                                                           1,163,011         1,148,001          1,242,820
                                                                         ------------    ---------------    ---------------
                                                                           8,129,866         9,867,024          9,890,029
                                                                         ===========     ===============    ===============
         (*)      Net of grants and participations, net                       15,645            56,180             45,665
                                                                         ===========     ===============    ===============


         C.       Selling and marketing expenses - consolidated :

                                                                                    Year ended December 31
                                                                         --------------------------------------------------
                                                                                 1999              1998               1997
                                                                         ------------    ---------------    ---------------
                                                                                        NIS thousands
                                                                         --------------------------------------------------

         Salaries                                                            337,646           422,873            375,111
         Commissions                                                         139,712           168,418            168,262
         Advertising expenses                                                 62,280            81,919             85,997
         Depreciation and amortisation                                        44,350            47,001             39,187
         Other                                                               394,068           482,246            456,706
                                                                         ------------    ---------------    ---------------
                                                                             978,056         1,202,457          1,125,264
                                                                         ============    ===============    ===============

--------------------------------------------------------------------------------

D.       General and administrative expenses:

                                                 Consolidated                                    Company
                                     -----------------------------------------   ------------------------------------------
                                            Year ended December 31                       Year ended December 31
                                     -----------------------------------------   ------------------------------------------
                                          1999           1998            1997           1999           1998           1997
                                     ----------    -----------    ------------   -----------    -----------    ------------
                                                NIS thousands                                 NIS thousands
                                     -----------------------------------------   ------------------------------------------

         Salaries                     384,613        557,363         489,168         26,402         81,316         70,447
         Bad and
          doubtful debts               27,463         58,783          14,866              -              -              -
         Depreciation and

          amortisation                 32,190         35,976          32,751          1,237          1,240          1,305
         Other                        285,243        358,763         337,703         38,531         34,087         31,136
                                    ----------    -----------    -------------   -----------    -----------    ------------
                                      729,509      1,010,885         874,488         66,170        116,643        102,888
                                    ==========    ===========    =============   ===========    ===========    ============


E.       Financing expenses (income), net:

                                                 Consolidated                                    Company
                                     -----------------------------------------   ------------------------------------------
                                            Year ended December 31                       Year ended December 31
                                     -----------------------------------------   ------------------------------------------
                                          1999           1998            1997           1999           1998           1997
                                     -----------   -----------   -------------   -----------    -----------    ------------
                                                NIS thousands                                 NIS thousands
                                     -----------------------------------------   ------------------------------------------

In respect of
 convertible debentures                7,598           9,876         19,880          6,079          7,653         16,240
In respect of debentures               5,102           6,458         11,347              -              -              -
In respect of

long-term loans                      218,430         257,017        147,697        126,188        107,010            469
In respect of short-term
 loans and credit                    181,136         159,896        128,072         26,687              -            497
Amortisation of
 capital raising

 expenses                              2,546           5,663          5,982          1,196          1,902          2,327
Losses (gains) from
 marketable securities, net          (67,707)        (59,804)       (49,436)       (27,229)        11,757        (25,415)
Interest capitalized to
 fixed assets and

 work in process*                     32,829         (48,892)       (20,259)        28,257        (36,981)             -
Revenue (expenses)
from investees, net                        -               -              -         (3,397)         1,694         (2,375)
Revenue from deposits

 and others, net                     (21,645)        (79,199)       (91,440)         2,694         (8,467)          (382)
                                    ----------    -----------    -------------   -----------    -----------    ------------
                                     358,289         251,015        151,843        160,475         84,568         (8,639)
                                    ==========    ===========    =============   ===========    ===========    ============

* Including amounts recorded directly to shareholders' equity as "cumulative foreign currency adjustments."

         F.       Other income (expenses), net

         1.       Consolidated

                                                                                    Year ended December 31
                                                                         ---------------------------------------------------
                                                                                 1999              1998               1997
                                                                         -------------     -------------     ---------------
                                                                                        NIS thousands
                                                                         ---------------------------------------------------

         Sale of investments in investees (including
          changes in rates of holding)                                       641,974           433,582            179,645
         Liquidating dividend                                                      -                 -             20,327
         Income in respect of settlement agreements                                -                 -                  -
         Expenses relating to the termination
          and/or sale of activities and
           sale and write down of assets, net                               (319,312)         (231,974)           (70,166)
         Supplemental severance pay and pensions                            (205,599)         (269,061)           (27,323)
         Management services and participation in
          selling general and administrative expenses:
            Proportionately consolidated companies                             9,567             9,812             14,142
            Affiliates                                                         2,765             3,413             10,707
         Rent from buildings and equipment
          (net of related depreciation) (1)                                    4,231             2,739              3,881
         Joint ventures, net                                                     415             1,181              1,327
         Compensation for damages                                                560               368              4,680
         Sale of know-how                                                          -            12,203                  -
         Earnings on severance pay fundings                                        -                 -                854
         Amortisation of goodwill                                            (48,838)          (27,170)           (19,227)
         Miscellaneous, net                                                   21,465            (6,363)            (1,448)
                                                                         -------------     -------------     ---------------
                                                                             107,228           (71,270)           117,399
                                                                         -------------     -------------     ---------------
         (1)      Including depreciation                                         745             1,427              4,227
                                                                         =============     =============     ===============


         2.       Company

                                                                                    Year ended December 31
                                                                         ---------------------------------------------------
                                                                                 1999              1998               1997
                                                                         -------------     -------------     ---------------
                                                                                        NIS thousands
                                                                         ---------------------------------------------------

         Capital gain on sale of investments in investee
          companies                                                           44,699           113,159             73,810
         Liquidating dividend                                                      -                 -             19,279
         Joint venture                                                           610             1,231              1,496
         Write-down of investments                                          (157,099)         (131,091)                 -
         Capital loss from sale of fixed assets                               (1,661)           (1,122)               (86)
         Sale of know-how                                                          -            12,203                  -
         Miscellaneous, net                                                    5,946            (1,109)             1,359
                                                                         -------------     -------------     ---------------
                                                                            (107,505)           (6,729)            95,858
                                                                         =============     =============     ===============

         G. Equity of the Koor Group in the operating results of affiliates, net

         1.       Consolidated

                                                                                    Year ended December 31
                                                                         ---------------------------------------------------
                                                                                 1999              1998               1997
                                                                         -------------     -------------     ---------------
                                                                                        NIS thousands
                                                                         ---------------------------------------------------

         Affiliates companies, net (1)                                       284,197           105,713             28,900
         Amortisation of goodwill (2)                                       (162,472)          (43,728)           (18,265)
                                                                         -------------     -------------     ---------------
                                                                             121,725            61,985             10,635
                                                                         =============     =============     ===============
         Dividend received                                                    49,742            29,315             11,095
                                                                         =============     =============     ===============
         (1)      Including discontinued operations in an
                   affiliate                                                 (86,773)                -                  -
                                                                         =============     =============     ===============
         (2)      Including write-off of goodwill balance
                   in an affiliate                                                 -                 -              8,852
                                                                         =============     =============     ===============

         2.       Company

                                                                                    Year ended December 31
                                                                         ---------------------------------------------------
                                                                                 1999              1998               1997
                                                                         -------------     -------------     ---------------
                                                                                        NIS thousands
                                                                         ---------------------------------------------------

         Equity of Koor in operating results for the year (1)                836,845           160,396            423,548
         Amortisation of goodwill (2)                                       (120,197)          (37,507)            (5,265)
                                                                         -------------     -------------     ---------------
                                                                             716,648           122,889            418,283
                                                                         =============     =============     ===============
         Dividend received                                                 1,539,910         1,297,923            135,197
                                                                         =============     =============     ===============
         (1)      Including discontinued operation in
                   an affiliate                                              (86,773)                -                  -
                                                                         =============     =============     ===============
         (2)      Including write-off of goodwill in
                   investee companies                                         (1,849)                -              4,913
                                                                         =============     =============     ===============



         H.       Income (expenses) from investee companies and their participation in expenses

                                      -----------------------------------------------

                                         Year ended December 31
                                         ------------------------------------------   --------------------------------------------
                                         1999                                         1998
                                                        Consolidated                                  Consolidated
                                                        companies by                                  companies by
                                         Consolidated   proportional    Affiliated    Consolidated    proportional    Affiliated
                                           companies    consolidation    companies      companies    consolidation     companies
                                         ------------   -------------   ----------    ------------   -------------    ----------
                                                        NIS thousands                                NIS thousands
                                         ------------------------------------------   --------------------------------------------

   Income:

   Management services                         45,589         18,776            756              -          42,181         20,571

                                         ============   =============   ===========   ============   =============    ===========

   Administrative expenses
    (in respect of salaries of plant
    managers paid by Koor)                          -              -              -              -          26,949              -
                                         ============   =============   ===========   ============   =============    ===========
   Financing income (expenses),
   net                                          4,443            (14)        (1,032)             -          (2,324)           705
                                         ============   =============   ===========   ============   =============    ===========


                                         Year ended December 31
                                         -----------------------------------------
                                         1997
                                         -----------------------------------------
                                                        Consolidated
                                                        companies by
                                         Consolidated   proportional    Affiliated
                                           companies    consolidation    companies
                                         ------------   -------------   -----------
                                                        NIS thousands
                                         ------------------------------------------
   Income:

   Management services                              -         73,348         28,168
                                         ============   ============    ===========

   Administrative expenses
    (in respect of salaries of plant
    managers paid by Koor)
                                                    -         41,242         22,499
   Financing income (expenses),          ============   ============    ============
   net
                                                    -          3,489         (1,393)
                                         ============   ============    ============

                                Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements

-----------------------------------------------------------------------------

Note 24 - Business Segments

         A.       The Koor Group operates in the following segments:

                  Following a change by the company's management in the definition of Koor's segments of operation, the operations of the telecommunications and electronics segments which had been reported in 1998 in the telecommunications segment were divided retroactively into the telecommunications, military electronics and "others" segments. Pursuant thereto the comparison numbers were classified accordingly.

                  Following are Koor's segments after this reclassification:

                  Telecommunications
                  Defence electronics

                  Agro-chemicals and other chemicals Building and infrastructure materials The "others" segment includes mainly tourism, consumer products, software and trade.

         B. Segment sales include products sold and services rendered to unrelated customers. Inter-industry segment sales are immaterial and are based primarily on prices determined in the ordinary course of business. Accordingly, these sales are not presented separately.

                  Segment operating earnings include all costs and expenses directly related to the relevant segment and an allocation of expenses from which more than one segment may benefit. Expenses and revenue presented in the statements of operations after operating earnings are not taken in account in the determination of operating earnings or loss. Identifiable assets by industry segments are those assets that are used by Koor in its activities in each segment.

         C. See Note 24H for details of the discontinuation of the activities of the energy segment.

         D.       Data regarding business segments of the Koor Group:*


                                                                   Year ended December 31
                                  ---------------------------------------------------------------------------------------
                                               1999                         1998                         1997
                                  ----------------------------  ----------------------------  ----------------------------
                                   NIS thousands             %  NIS thousands              %  NIS thousands              %
                                  --------------      --------  -------------       --------  -------------      ---------
         Revenues
          from sales
          and services:

         Segments:

         Telecommunication            2,199,702          20.61     3,419,501          26.73     3,408,168          26.37
         Defence electronics          1,333,690          12.49     1,572,584          12.29     1,458,576          11.28
         Agro-chemicals
         and other chemicals          3,540,922          33.17     3,376,893          26.40     2,881,212          22.29
         Building and
          infrastructure materials    1,445,878          13.54     1,645,089          12.86     1,964,115          15.20
         Others                       2,155,109          20.19     2,778,249          21.72     3,213,304          24.86
                                  --------------      --------  -------------       --------  -------------      ---------
         Total segments              10,675,301         100.00    12,792,316         100.00    12,925,375         100.00
                                  ==============      ========  =============       ========  =============      =========
         *        Reclassified


                                                                   Year ended December 31
                                  ---------------------------------------------------------------------------------------
                                               1999                         1998                         1997
                                  ----------------------------  ----------------------------  ----------------------------
                                   NIS thousands             %  NIS thousands              %  NIS thousands              %
                                  --------------      --------  -------------       --------  -------------      ---------

Pre-tax earnings

Operating earnings
 according to segments:

Telecommunication                       260,662         27.67         46,406          5.28        299,429         25.59
Defence electronics                      69,060          7.33        167,684         19.07        138,126         11.81
Agro-chemicals and
 other chemicals                        390,503         41.45        428,441         48.74        359,271          30.7
Building and                                                                              .
infrastructure materials                127,210         13.50         76,251          8.67        202,857         17.34
Others                                   94,685         10.05        160,293         18.24        170,317         14.56
                                  --------------      --------  -------------       --------  -------------      ---------
Total segments                          942,120        100.00        879,075        100.00      1,170,000        100.00
                                                      ========                      ========                     =========

 Joint general expenses                (104,250)                    (167,125)                    (134,406)
                                  --------------                -------------                 -------------
Total operating earnings                837,870                      711,950                    1,035,594
Financing expenses, net                 358,289                     (251,015)                    (151,843)
Other income (expenses), net            107,228                      (71,270)                     117,399

Pre-tax earnings                        586,809                      389,665                    1,001,150
                                  =============                 =============                 =============

The Koor Group's equity in the excess of earnings over losses of affiliates, net, is as follows:

                                                                   Year ended December 31
                                  ---------------------------------------------------------------------------------------
                                               1999                         1998                         1997
                                  ----------------------------  ----------------------------  ----------------------------
                                   NIS thousands             %  NIS thousands              %  NIS thousands              %
                                  --------------      --------  -------------       --------  -------------      ---------
Telecommunications                      137,018         112.56        37,504          60.51        (4,177)        (39.28)
Defence electronics                      (8,018)         (6.58)            -              -             -              -
Agro-chemicals and
 other chemicals                              -              -             -              -         4,512          42.42
Building and

 infrastructure materials                 1,355           1.11           552           0.89        (9,392)        (88.31)
Others                                   (8,630)         (7.09)       23,929          38.60        19,692         185.17
                                  --------------      --------  -------------       --------  -------------      ---------
                                        121,725         100.00        61,985         100.00        10,635         100.00
                                  ==============      ========  =============       ========  =============      =========

*        Reclassified



                                                                   Year ended December 31
                                  ---------------------------------------------------------------------------------------
                                               1999                         1998                         1997
                                  ----------------------------  ----------------------------  ----------------------------
                                   NIS thousands             %  NIS thousands              %  NIS thousands              %
                                  --------------      --------  -------------       --------  -------------      ---------
Capital investments:
Segments:

Telecommunication                        67,051           9.50       208,106          19.09       223,654          22.99
Defence electronics                      42,888           6.07        67,772           6.22        50,429           5.18
Agro-chemicals and
 other chemicals                        277,545          39.31       340,780          31.25       312,166          32.08
Building and
 infrastructure materials               119,455          16.93       289,308          26.53       165,007          16.96
Others                                  199,078          28.19       184,375          16.91       221,709          22.79
                                  --------------      --------  -------------       --------  -------------      ---------
Total segments                          706,017         100.00     1,090,341         100.00       972,965         100.00
                                                      ========                      ========                     =========
Discontinued activity                         -                       31,873                       64,053
Corporate assets                         14,052                       27,112                        1,870
                                  -------------                 -------------                 ------------
                                        720,069                    1,149,326                    1,038,888
                                  =============                 =============                 =============
Depreciation and
 amortisation:
Segments:
Telecommunication                        85,090          14.99       152,891          23.31       136,358          21.87
Defence electronics                      55,879           7.45        51,407           7.85        39,589           6.36
Agro-chemicals and
 other chemicals                        187,698          33.08       170,075          25.93       131,591          21.10
Building and
 infrastructure materials              123,697          21.80       144,021          21.96       179,504          28.79
Others                                  114,973          22.68       137,370          20.95       136,449          21.88
                                  --------------      --------  -------------       --------  -------------      ---------
Total segments                          567,337         100.00       655,764         100.00       623,491         100.00
                                                      ========                      ========                     =========
Discontinued activity                         -                       21,967                       42,128
Corporate assets                          2,733                        5,364                        6,740
                                  -------------                 -------------                 ------------
                                        570,070                      683,095                      672,359
                                  =============                 =============                 =============
*        Reclassified



                                                                                December 31
                                                    ----------------------------------------------------------------------

                                                                 1999                                 1998
                                                    ---------------------------------     --------------------------------
                                                     NIS thousands                  %     NIS thousands                  %
                                                    -------------------  ------------     ---------------  ---------------

         Identifiable assets:

         Segments:

         Telecommunication                              1,843,738              15.49         4,116,743              27.43
         Defence electronics                              681,360               5.73         1,330,708               8.89
         Agro-chemicals and other
          chemicals                                     5,277,603              44.35         5,221,023              34.79
         Building and infrastructure
          materials                                     1,752,011              14.72         2,177,670               14.5
         Others                                         2,345,877              19.71         2,159,999              14.39
                                                    -------------------  ------------     ---------------  ---------------
         Total segments                                11,900,589             100.00        15,006,143             100.00
                                                                         ============                      ===============
         Corporate assets                               1,974,239                            1,156,345
         Affiliates**                                   3,495,772                            1,623,060
                                                    -------------------                   --------------
                                                       17,370,600                           17,785,548
                                                    ===================                   ==============
         *        Reclassified

         **       Including an investment of NIS 3,067 million (31
                  December, 1998 - NIS 1,285 million) in ECI which operates in the telecommunications segment.


         E. Industrial operations - export sales and foreign industrial operations by geographical destination:


                                                                                    Year ended December 31
                                                                           -----------------------------------------------
                                                                                 1999              1998               1997
                                                                           ----------       -----------        -----------
                                                                                         NIS thousands
                                                                           -----------------------------------------------
         North America                                                     1,608,174         1,907,365          1,785,455
         Europe                                                            1,710,133         2,032,650          1,588,563
         South America                                                     1,433,075         1,563,876          1,295,827
         Africa                                                              129,132           176,423             77,826
         Asia and Australia                                                  711,052           910,925          1,052,487
                                                                           5,591,566         6,591,239          5,800,158


         F.       Assets by geographic location of manufacturing operation

                                                                                             Year ended December 31
                                                                                        ----------------------------------
                                                                                                   1999               1998
                                                                                        ---------------    ---------------
                                                                                         NIS thousands     NIS thousands
                                                                                        ---------------    ---------------
         Israel                                                                             15,724,883         16,197,462
         Brazil                                                                              1,457,906          1,344,797
         North America                                                                         192,811            243,289
                                                                                        ---------------    ---------------
                                                                                            17,375,600         17,785,548
                                                                                        ===============    ===============

         G.       Capital investments in assets by geographic location

                                                                                                   1999               1998
                                                                                        ---------------    ---------------
                                                                                         NIS thousands     NIS thousands
                                                                                        ---------------    ---------------

         Israel                                                                                688,678          1,069,316
         United States                                                                           5,972              5,767
         Brazil                                                                                 25,919             74,243
                                                                                        ---------------    ---------------
                                                                                               720,569          1,149,326
                                                                                        ===============    ===============

         H.       Discontinued activity

         1. In Koor's financial statements the companies Phoenicia and Yonah constituted part of the food segment included in the financial statements as at 31 December, 1998, in the "Others" framework in the Note relating to segments. After conclusion of the sale of the companies, operations in Koor's food segment were terminated.


                                                                                  The year ended 31 December
                                                                      ----------------------------------------------------
                                                                                 1999              1998               1997
                                                                      ---------------    --------------    ---------------
                                                                      NIS thousands      NIS thousands     NIS thousands
                                                                      ---------------    --------------    ---------------
         Revenues from sales and implementation of works                      96,009           376,701            830,220
                                                                      ===============    ==============    ===============
         Profit (loss) from operating earnings                                  (429)           18,939             41,483
                                                                      ===============    ==============    ===============
         Loss - Koor's share                                                   4,078             1,439              6,018
                                                                      ===============    ==============    ===============
         Total assets                                                                          109,412
                                                                                         ==============

         2. In the 1997 financial statements Granite Hacarmel Investments Ltd. constituted all the operations in the energy segment. As from the 1998 financial statements the operation was retroactively represented in the energy segment of the statement of operations as a sector in which operations had been terminated.


         I.       Additional information on business segments of the Company*:

         The Company operates through subsidiaries, proportionately consolidated companies and affiliates in various sectors of the economy.

         Data according to business segments is as follows:

         Equity of the Company in earnings (losses) net, of investees:

                                                                                    Year ended December 31
                                                                       ---------------------------------------------------
                                                                                 1999              1998               1997
                                                                       --------------     -------------    ---------------
                                                                                        NIS thousands
                                                                       ---------------------------------------------------
         Telecommunications                                                  259,451          (162,928)           160,251
         Defence Electronics                                                  23,638            83,452             61,897
         Agro-chemicals and other chemicals                                   (1,281)          102,927            112,129
         Buildings and infrastructure materials                               75,500            (4,560)            76,929
         Others                                                              324,758            93,600              3,295
                                                                       --------------     -------------    ---------------
                                                                             682,066           112,491            414,501
         Provision for severance benefits                                          -            10,398              3,782
         Provision for taxes                                                  34,582                 -                  -
         Discontinued activities                                                   -            69,420             15,929
                                                                       --------------     -------------    ---------------
                                                                             716,648           192,309            434,212
                                                                       ==============     =============    ===============

         Investment of the Company in shares, loans and capital notes net, of investees:

                                                                                                   December 31
                                                                                        ----------------------------------

                                                                                                   1999               1998
                                                                                        ---------------    ---------------
                                                                                                  NIS thousands
                                                                                        ----------------------------------
         Telecommunications                                                                  3,743,766          2,784,023
         Defence Electronics                                                                   442,804            497,382
         Agro-chemicals and other chemicals                                                  1,259,651          1,251,383
         Buildings and infrastructure materials                                                609,618          1,015,824
         Others                                                                                346,728            884,678
                                                                                        ---------------    ---------------
                                                                                             6,402,567          6,433,290
         Provision for taxes                                                                         -            (34,582)
                                                                                                     -                  -
                                                                                        ---------------    ---------------
                                                                                             6,402,567          6,398,708
                                                                                        ===============    ===============

         *        Restated



Note 25 - Transactions and Balances with Interested Parties

         A. The following are details of interested parties in Koor resulting from their holdings of Koor's ordinary shares:

                  1.       Claridge Group (Claridge).

                  2.       Bank Hapoalim B.M. group (Bank Hapoalim B.M.)

                  3. Bank Leumi B.M. Group (Bank Leumi B.M.) - after the balance sheet date Bank Leumi B.M. ceased to be an interested party in Koor.


         B. Koor and its subsidiaries undertake transactions with interested parties as detailed below. These transactions, which consist principally of the receipt of banking services, are carried out in the normal course of business and thus no separate records are kept of the handling and recording of such transactions.

                  Consequently, and given the large number of the above mentioned entities, it is not possible to accurately determine the scope and scale of these transactions.

                  The Securities Authority, in a meeting on 10 February, 2000, decided to exempt the Company from disclosure of transactions with Bank Hapoalim B.M., Bank Leumi B.M., Claridge and their investee companies, for purposes of the financial statements as at 31 December, 1999, other than for exceptional transactions.

         C. The balance of liabilities owed to Bank Hapoalim B.M. as at 31 December, 1999 and 1998 is NIS 2,396 million and NIS 2,432 million respectively.


         D. The balance of liabilities owed to Bank Leumi B.M. as at 31 December, 1999 and 1998 is NIS 1,849 million and NIS 2,171 million respectively.


         E. See Note 20C(2) regarding the granting of put options to senior employees of the Koor Group by the Claridge Group for the purchase of shares in Koor.

         F.       Benefits to interested parties

         1.       Directors*

                                                                                          Year ended December 31
                                                                             ---------------------------------------------
                                                                                 1999              1998               1997
                                                                             --------         ---------           --------
                                                                                               NIS thousands
                                                                             ---------------------------------------------
         Directors employed by the Company:

         Salary and related costs (a) (b)                                      8,376            11,497             13,568
                                                                             =======           =========          ========
         Number of directors                                                       2                 3                  1
                                                                             =======           =========          ========
         Directors not employed by the Company:
         Annual compensation and participation
          in meetings:

         Claridge Group                                                          271               282                 66
                                                                             =======           =========          ========
         Number of directors                                                       6                 7                  7
                                                                             =======           =========          ========

         Poalim Assets (Shares ) Ltd.                                            173               206                187
                                                                             =======           =========          ========
         Number of directors                                                       3                 3                  3
                                                                             =======           =========          ========

         Shamrock Group                                                            -                 -                216
                                                                             =======           =========          ========
         Number of directors                                                       -                 -                  5
                                                                             =======           =========          ========

         Other directors                                                         235               280                237
                                                                             =======           =========          ========
         Number of directors                                                       3                 3                  5
                                                                             =======           =========          ========

         Consulting fee                                                        1,101               555              1,062
                                                                             =======           =========          ========
         Number of directors                                                       1                 1                  1
                                                                             =======           =========          ========



         * Including directors who resigned or were appointed during the year.

         (a)

                  On July 1, 1998 Mr. B. Gaon resigned from his position as General Manager of the Company. At the request of the Board of Directors Mr. Gaon remained with the Company until 31 December, 1998 and he undertook to continue to render it services as a consultant in 1999 and 2000 for an annual consulting fee of $125,000.

                  The 1998 and 1997 figures include the cost of the retirement arrangement with the outgoing General Manager.

                  In 1998, 137,274 options were exercised by Mr. Gaon, under the 1995 incentive plan.

                  The value of the benefit included in the exercise was NIS 23,334 thousand based on the market price at exercise date. In respect of options granted by shareholders see also Note 20C(2).

         (b) See Note 20C(3) in respect of the issue of options to the General Manager and the Company's President under the 1998 Incentive Plan.

         2.       Consultancy services

                                                                                         Year ended December 31
                                                                          ------------------------------------------------
                                                                                 1999              1998               1997
                                                                          -----------       -----------        -----------
                                                                                               NIS thousands
                                                                          ------------------------------------------------
                  Claridge                                                     1,683             1,734                382
                                                                          ==========        ===========        ===========
                  Poalim Capital Markets and

                   Investment Ltd.                                             1,683             1,734              1,536
                                                                          ==========        ===========        ===========
                  Shamrock*                                                        -                 -              1,384
                                                                          ==========        ===========        ===========

                  * Including expense reimbursement and special consultancy.

                  The Company has agreements with interested parties - Claridge and Poalim Capital Markets and Investments Ltd. (Poalim) - for the receipt of consultancy services. These services include, inter alia, advice in respect of investment strategies, monetary policies, international activities, strategic partnerships and company structuring. The agreements include instructions regarding the indemnification of the consultants (Claridge/Poalim) in respect of claims connected to the consultancy, except for cases of gross negligence and/or intentional damage.

                  In consideration for the consultancy the Company has agreed to pay an annual sum which will not exceed US$400,000 to each of the consultants. The agreements are for the period of one year and are automatically renewable each year, unless one of the parties gives 60 days' prior notice of the termination of the agreement.

 Note 26 - Earnings Per Share

         A. Adjusted net earnings used in the computation of earnings per NIS 1 par value of the share capital:


                                                                                            Year ended December 31
                                                                          ------------------------------------------------
                                                                                 1999              1998               1997
                                                                          -----------       -----------        -----------
                                                                                             NIS thousands
                                                                          ------------------------------------------------
         Earnings used in the computation of basic
          earnings per NIS 1 par value of shares                             549,119            48,240            541,047

         Add - theoretical earnings resulting from:

           Conversion of convertible debentures:
           Series E                                                              490                 -              5,034
           Series F                                                            5,485                 -             13,232

           Effect of subsidiaries' convertible securities                          -                 -             (3,108)

         Net earnings used in the computation of fully
          diluted earnings per NIS 1 par value of shares                     555,094            48,240            556,205

         B. Weighted number of ordinary shares of NIS 0.001 used in the computation of net earnings per NIS 1 par value of the share capital:

                                                                                       Number of ordinary shares
                                                                          ------------------------------------------------
                                                                                 1999              1998               1997
                                                                          -----------       -----------        -----------
         In the computation of basic earnings per share                    15,737,564        15,723,996         15,438,487

         Add - theoretical share capital resulting from:

         Conversion of convertible debentures:
         Series E                                                              40,500                 -            273,750
         Series F                                                             284,062                 -            620,690
                                                                          -----------       -----------        -----------
         Total share capital used in the computation of
          fully diluted earnings per share                                 16,062,126        15,723,996         16,332,927
                                                                          ===========       ===========        ===========

         C. To examine that the conversion or exercise of convertible securities is reasonable, the present value of these securities was computed according to a discount rate of 6% (31 December, 1998 - 6%, 31 December, 1997 - 4%) for
                  securities linked to the CPI.

Note 27 - Subsequent Events

         A. Following conclusion of the offer to purchase the holdings of various shareholders in Q Group PLC (hereinafter: - "Q Group"), in which Koor held, by means of Koor Multimedia Ltd. (100%), approximately 23%, on 18 January, 2000 Koor sold its holdings in Q Group in consideration of approximately NIS 42 million. The capital gain before tax to Koor from this sale amounted to NIS 30 million.

         B. On 20 January, 2000 an agreement was signed by Tadiran, Koor and Elisra Electronic Systems Ltd. (hereinafter:
                  "Elisra") whereby Tadiran will transfer all its holdings in Elisra to Koor, at no consideration. Immediately after the transfer of shares (effective 31 January, 2000) Elisra will receive shares in Tadiran Spectralink and Tadiran Electronic Systems Ltd. (fully owned companies by Tadiran) at no consideration. The share transfer as set forth above will be implemented after compliance with prior terms stipulated in the agreement, including inter alia the receipt of the requisite approvals for conclusion of the transaction from the relevant authorities.

                  On 23 January, 2000 Tadiran lodged an application in the District Court for approval of a reduction in capital as required following the transfer of the shares. The court ordered that creditor meetings be held. The meetings were held and the creditors approved the reduction. The court has not yet approved the reduction.

         C.       On 2 March, 2000 United Steel Mills Ltd. (hereinafter:
                  "United Steel") (approximately 73%) announced that it had not obtained an arrangement with the banks and other credit providers concerning rescheduling of its long-term and short-term debts, and that the negotiations between United Steel and the banks had been terminated.

                  In Koor's 1999 financial statements a write-off was recorded for the total investment in United-Steel's shareholders' equity and the loans granted by Koor to United Steel in the total amount of NIS 102 million. The assets of United Steel consolidated in the financial statements constitute approximately 2.2% of all Koor's assets in its consolidated balance sheet.

                  Owing to the fact that Koor does not guarantee United Steel's third party liabilities, Koor and its legal counsel is in the opinion that Koor will not be obligated to bear any financial cost whatsoever over and above said provisions, for United Steel's third party debts. Moreover, Koor's management does not intend to cover past debts and the capital deficit in realisation values, if any.

                  On 16 March, 2000 United Steel and its subsidiaries applied to the Haifa District Court for a stay of proceedings pursuant to Section 350 of the Companies law
                  - 1999, and for the appointment of a trustee. The application was lodged by the applicants only, with the consent of some of the secured creditors. On the same date an order was given for a stay of proceedings against the applicants, and each one of them, for 90 days, thus rendering it impossible to continue or initiate any legal proceedings against the applicants unless with the approval of the court in order to formulate a comprehensive recovery plan and creditor arrangement proposal which will be submitted to the court within 45 days. Koor consents to the stay of proceedings and is ready to grant a new loan to the special management of up to a maximum of NIS 15 million so that the United Steel can continue operating. Each new loan granted to the applicants during the stay of proceedings at the request of the trustee, including loans granted by Koor, will receive preferential status over all the company's creditors, including secured creditors, and the loans will be repaid only from the considerations received by the trustee while it is operating the plant, and will be paid before any other payment within the framework of the creditor arrangement.

         D. On 2 March, 2000 Koor signed documents enabling it to become a limited partner in the Polaris Venture Capital Fund III L.P. which is a limited partnership registered in Israel. Within the framework of its commitment Koor is supposed to invest up to $35 million in the fund, and it will be entitled to a permanent representative on the committee advising the fund.

         E. On 6 March, 2000 a binding memorandum of understanding was signed by Nortel Networks, an international Canadian company, the Company and Telrad. The said memorandum of understanding stipulates that the Canadian Nortel and the Koor Group will set up a new company in Israel ("Nortel Israel") which will be controlled by Nortel, and the Koor Group will hold 28% of its share capital.

                  Once it is set up Nortel Israel will acquire from Telrad the Public Switching and TX1 systems businesses, together with Telrad's operations in this field outside Israel, in return for some $95 million which will be paid to the Koor Group. The business operation which Telrad will sell to Nortel Israel constitutes approximately 40% - 50% of its business operation. The Koor Group is expected to record a pre-tax capital gain from this transaction of approximately $61 million.

                  At the same time, Nortel will sell to Koor all its holdings (20%) in Telrad in consideration of $45 million, thereby turning Telrad into a fully owned subsidiary of Koor, and in return the Koor Group will invest some $49 million in Nortel in share capital and shareholders' loans.

                  Nortel Israel will take over all the operations of the Canadian Nortel currently being implemented in Israel outside the Telrad framework, thereby obtaining direct access to the use of the technologies of the global Nortel, including future technologies.

                  Implementation of the transaction is contingent upon the receipt of various approvals, including that of the Commissioner of Restrictive Trade Practices.

         F. On 15 March 2000, agreement was signed by Tadiran and the Electric Fuel Corporation (hereinafter: "EFC"), a public company registered in the American state of Delaware, whose shares are traded on NASDAQ. According to the agreement Tadiran will transfer all its holdings (100%) in Tadiran Batteries Ltd., to EFC, and in return EFC will issue to Tadiran 2,335,767 shares (subject to adjustments in accordance with the market share price in the period defined in the agreement). On the date of implementation of the transaction Koor will invest $10.5 million in EFC, and in return EFC will issue 613,139 shares to Koor. After completion of these issues Koor will hold, directly and indirectly, 14% of EFC's issued share capital and will have the right to appoint one director to EFC's Board of Directors. On March 14, 2000, EFC's share price was $18.125, and pursuant thereto the consideration in shares received by Tadiran for shares in Batteries equals approximately $42.3 million. Implementation of the transaction is contingent upon receipt of various approvals, including approval from the Commissioner of Restrictive Trade Practices.


Note 28 - Material Differences Between Israeli and U.S. GAAP and their Effect on the Financial Statements

         A. The consolidated financial statements of Koor conform with accounting principles generally accepted in Israel ("Israeli GAAP"), which differ in certain respects from those generally accepted in the United States ("U.S. GAAP") as described below:

         1.       Effect of inflation

         In accordance with Israeli GAAP:
         The consolidated financial statements of Koor are expressed in terms of a uniform monetary unit - the inflation adjusted Israeli shekel - which is after adjustment respect of the changes in the Consumer Price Index. (See Note 2B for principles of the adjustment)

         In accordance with US GAAP:
         The financial statements are expressed in current nominal historical monetary terms.

         Measuring on the basis of the change in the CPI, which reflects the effect of changes in the general price level in the Israeli economy, provides a very valid picture of the financial position, results of operations and the cash flows of the Koor Group for both Israeli and US accounting purposes.

         In view of the above, no data on the effect of the differences between measurement on the basis of cost adjusted to the CPI or on the basis of historical cost, were included.

         2.       ECI and Tadiran Telecommunication - merger

         In accordance with Israeli GAAP:
         The merger described as aforesaid in Note 3A was recorded in Koor's financial statement at book values in accordance with the accepted rules governing similar asset exchange transactions. Pursuant to the merger agreement, shares of Tadiran Telecommunications held by Tadiran were exchanged for ECI shares at an exchange rate determined in the merger agreement.

         In accordance with U.S. GAAP:
         According to EITF 98-3 and EITF/D-81 the merger of ECI and TTL is not considered as an exchange of similar assets in respect of Koor and Tadiran and therefore a capital gain from the realisation of TTL is recorded and an original differentials is recorded and allocated to goodwill.

         The capital gain from this sale (after tax) amounted to NIS 64,473 thousand and an increase in original differentials allocated to goodwill of NIS 190,954 thousand, amortised at equal annual rates over 10 years.

         3. Debt arrangement within the framework of an overall financial arrangement

         In accordance with Israeli GAAP :
         Koor reported an extraordinary gain in 1991 as a result of the restructuring of part of its debts.

         In accordance with US GAAP:
         In accordance with FAS No. 15 - "Accounting by Debtors and Creditors for Troubled Debt Restructuring" future interest payments must be deducted from the restructuring of an old debt. The recognition of non-realised earnings (which represents deferred interest) is affected by payments of interest over the period from the date of the restructuring of the debt up to its repayment date. The balance of deferred interest, net of the tax effect, (before minority interest), at 31 December, 1999 and 1998,was NIS 48 million, and NIS 34 million, respectively.

         4.       Deferred taxes

         a) Deferred taxes in respect to inflation adjustment differences

                  In accordance with Israeli GAAP:
                  Koor does not provide deferred taxes in respect to adjustment differences to the CPI for assets defined as "immune assets" in the Law for Taxation Under
                  Inflationary Conditions and for which the depreciation period is at least 20 years.

                  In accordance with US GAAP:

                  Under FAS No. 109, a provision for deferred taxes should be made for all temporary differences, without relation to the period of amortisation of the assets. The effect on net earnings, as a result of the above provision for deferred taxes, was a decrease in income tax in 1997, 1998 and 1999, by NIS 4,856 thousand, NIS 5,232 thousand and NIS 12,300 thousand, respectively.

         b) Deferred taxes in companies which adjust their financial statements for inflation on the basis of changes in the U.S. dollar exchange rate.

                  In accordance with Israeli GAAP:
                  Certain companies, which adjust their financial statements on the basis of changes in the dollar exchange rate, create deferred taxes in respect of all the differences between the amounts of assets (mainly in respect to fixed assets and inventory) as stated in the financial statements and the amounts for tax purposes.

                  In accordance with U.S. GAAP:
                  According to paragraph 9(f) of FAS No. 109, deferred taxes should not be provided in respect of differences, the source of which is in the difference of assets and liabilities for accounting purposes and their amounts for tax purposes, where the source of the tax difference stems from different measuring bases for accounting purposes and for tax purposes. The ultimate effect of the above write-off of deferred taxes on the statement of operations is a reduction in income tax in the amount of NIS 1,739 thousand and NIS 40,366 thousand, in 1997 and 1998, respectively, and an increase in income tax in 1999 in the amount of NIS 29,444 thousand.

         c)       Earnings from "Approved Enterprises"

                  Under the Israeli Law for Encouragement of Capital Investments, 1959, a company which owns an "approved enterprise" is subject tax at a rate of 25% of attributable earnings during "the period of benefits".

                  Dividends paid to shareholders from the earnings of an "approved enterprise" are subject to income tax at a rate of 15%. A company that received such a dividend is entitled to a 15% tax credit, if and when this dividend is paid to its shareholders.

                  The owners of an "approved enterprise" who choose the "alternative benefits" track are exempted from income tax on undistributed profits.

                  In the event that a dividend is distributed out of tax exempt earnings of the approved enterprise under on the "alternative benefits" track, the distributing company will be subject to tax on the distributed earnings at a rate of 25%. Furthermore, the shareholders will be liable to tax at the rate of 15%. However, if the shareholder is a company, that shareholder will be entitled to a 15% tax credit, if and when such dividend out of "approved enterprise" earnings is distributed to its shareholders.

                  In accordance with Israeli GAAP:

                  Deferred tax should not be provided in respect to the undistributed tax-exempt earnings of an "approved enterprise" of subsidiaries, whose earnings have been reinvested and will not be distributed to the company shareholders.

                  Koor has not provided deferred tax in respect to undistributed tax-exempt earnings attributed to the "approved enterprise" of subsidiaries under the "alternative benefits" track, which may be distributed, since it is the Group's policy not to initiate such a dividend distribution.

                  In accordance with US GAAP:
                  A reserve for deferred tax should be provided on the undistributed tax-exempt earnings of local subsidiaries established subsequent to December 15, 1992, as their distribution results in additional tax.

                  The effect of providing a reserve for deferred tax on the undistributed tax exempt earnings of an "approved enterprise", assuming either the sale of the shares in the subsidiary, a merger (change of structure), or its liquidation, was an increase in income tax, in 1997, 1998 and 1999, amounting to NIS 25,714 thousand, NIS 34,980 thousand and NIS 3,270 thousand, respectively.

         5. Handling of "benefit component" in respect of options issued to employees

                  In accordance with Israeli GAAP:

                  The overall "benefit component", in respect to options granted to employees of Koor, is not charged as an expense in the statement of operations.

                  In accordance with US GAAP:

         a)       Fixed Option Plan:

                  Under U.S. GAAP (APB-25), the "benefit component" is measured as the difference between the share market price and, the exercise price of the option, when measuring the "benefit". The benefit is charged as a salary expense during the period in which the employee performs the services for which the benefit was granted.

         (b)      Variable Option Plans:

                  In the event that the options have been issued to employees for the future performance of work or services, the benefit is charged to salary expense in the statement of operations. The "benefit component" is computed on the basis of the full benefit valued as at that date, and, the proportional part of the period which has passed from the opening balance of that period.

                  For information regarding the effect of proforma data, according to FAS No. 123 data, see subsection 3b below.

         6.       The accounting treatment of quoted securities:

                  In accordance with Israeli GAAP:
                  Quoted securities which constitute a short-term investment (see note 2F) are stated at market value. Quoted securities which constitute a permanent investment are stated at cost (regarding debentures, including accumulated interest), except where market value is lower, and the decline in value is not considered to be temporary.

                  In accordance with US GAAP:
                  FAS No. 115 divides quoted securities, into three types: securities held for a short period and traded at a high frequency (trading securities), available for sale securities and held to maturity securities.

                  A change in the value of trading securities, including unrealised earnings, is charged to the statement of operations, while unrealised earnings after tax of the available for sale type is reported as a separate item within shareholders' equity.

         7. Attribution of proceeds from an issuance to debentures, when securities are issued as a package:

                  According to the accounting policy of Koor:

                  According to the accounting policy of Koor, the proceeds from an issuance of debentures and stock options, as a package, are attributed to debentures according to their par value while the remainder of the proceeds is attributed to the share options.

                  According to Israeli GAAP:

                  The proceeds from an issuance of share options and convertible debentures, as a package, are split based on the relative market prices of these securities at the date of issuance. This will sometimes result in the recording of a discount in respect of the convertible debentures, that is to be amortised over the term of debentures.

         8.       Dividends

                  According to Israeli GAAP:

                  A dividend proposed prior to the date of approval of the financial statements is included in the balance sheet as a current liability.

                  According to US GAAP:

                  Such a dividend is reflected only in the notes and is not recorded in the balance sheet as a liability until declared.

         9.       Convertible securities of investees

                  According to Israeli GAAP:

                  According to the provisions of Opinion Nos. 48 and 53 of the ICPAI, a parent company is required to create a provision for losses which it may incur from the dilution of its holdings in investees, when it is probable that the share options will be exercised or the debentures will be converted.

                  According to US GAAP:

                  A loss in the parent company resulting from the dilution of its holdings, because of share options being exercised or debentures being converted, is recorded only at the time of exercise or conversion.

         10. Employee severance benefits as a part of an efficiency program

                  According to Israeli GAAP:

                  Employee severance benefits as part of future anticipated dismissals are recorded when Management decides on the dismissals.

                  According to US GAAP:

                  According to the provisions of EITF 94-3, employee severance benefits, as part of a program for promoting efficiency, are charged as an expense in the financial statements only when all the following conditions exist:

                  a) Management has the appropriate authority to dismiss employees and the efficiency program includes all employee severance benefits.
                  b) Management notified employees of its intention to dismiss them, while supplying them with full details regarding employee severance benefits.
                  c) The plan for dismissals states specifically the names of the dismissed employees, their positions and their duties.
                  d) The period of time for completion of the program of dismissals indicates that a significant change in the plan is not likely to occur.

         11.      Earnings per share

                  According to Israeli GAAP:

                  Opinion No. 55 - the dilutive effect of share options and convertible debentures is included in the computation of basic earnings per share only if their exercise or conversion is considered to be probable. Calculation of the probability is based on the ratio between the market price of the shares and the present value of the price of exercising the stock options into shares or the present value of the payments for conversion of the debentures into shares.

                  According to U.S. GAAP:

                  In accordance with FAS 128. Basic earnings per share is computed on the basis of the weighted average number of shares outstanding during the year. Diluted earnings per share is computed on the basis of the weighted average number of shares outstanding during the year, plus the dilutive potential of ordinary shares considered outstanding during the year.

         12.      Acquiring an Investment in stages

                  According to Israeli GAAP:

                  Opinion 68 determines that when acquiring an investment in stages, on the date of which the holding constitutes an initial material influence, it is necessary to calculate the original differentials and record the investment according to the equity method from this date onwards.

                  According to U.S. GAAP:

                  When acquiring an investment in stages, on the date an initial influence becomes material it is necessary to calculate post factum for each acquisition the original differentials created by the acquisition despite the fact that on that date the company did not yet have a material influence and to implement the equity method retroactively.

         13.      FAS 133

                  During 1998, the FASB published a new statement, FAS 133, dealing with the reporting of derivative financial instruments. This publication requires that all derivative financial instruments be recorded in the financial statements at their fair value as at the date of the financial statement. FAS 133 is to be applied beginning with the financial statements of 2001.

                  The effect of the implementation of FAS 133 on the financial statements is expected to be immaterial.

         B. The effect of the material differences between Israeli and U.S. GAAP on the financial statements

         1.       Statements of operations:


                                                                                        Year ended December 31
                                                                          ------------------------------------------------
                                                                                1999               1998               1997
                                                                          ----------         ----------          ---------
                                                                                            NIS thousands
                                                                          ------------------------------------------------
         a)       Net earnings as reported, according
                   to Israeli GAAP                                           549,119            47,121            537,337
                                                                          ----------         ----------          ---------
                  Amortisation of deferred interest in
                   respect of the restructuring of debts                      11,924            17,236             22,166
                  Deferred taxes                                             (37,055)           10,619            (20,768)
                  Salary expenses in respect of
                   share options issued to employees                          (3,544)          (13,470)           (82,341)
                  Correction of capital gain included in
                   results of discontinued activities                              -             4,354                  -
                  Gain from marketable securities, net                       (43,566)           (1,304)            18,428
                  Provisions for anticipated losses from
                  realisation of convertible securities in
                   investees                                                   1,336            (2,492)            11,668
                  Amortisation of discount in respect of
                   convertible debentures                                     (1,874)           (2,543)            (4,754)
                  Severance pay, including that arising
                   from an efficiency program                                 12,459            (4,743)             4,379
                  Capital gain from a merger                                 190,954                 -                  -
                  Equity in an investee company purchased
                   in stages                                                  (4,967)                -                  -
                  Amortisation of goodwill in accordance with a
                   merger (see A2)                                           (21,004)                -                  -
                                                                          ----------         ----------          ---------
                                                                             104,663             7,657            (51,222)

                  Income taxes                                              (129,321)            2,312             (9,837)
                  Minority interests in respect of the above
                   differences                                                 7,963           (15,717)             1,820
                                                                          ----------         ----------          ---------
                                                                             (16,695)           (5,748)           (59,239)

                  Extraordinary item (1)                                       5,475             1,817              2,642
                                                                          ----------         ----------          ---------
                                                                             (11,220)           (3,931)           (56,597)
                                                                          ----------         ----------          ---------
                  Net income according to U.S. GAAP                          537,899            43,190            480,740
                                                                          ==========         ==========          =========

         (1)      Deferred gains were recognized in respect of early repayment of debts.

                                                                                    Year ended December 31
                                                                          ------------------------------------------------
                                                                                1999               1998               1997
                                                                          ----------         -------------      ----------
                                                                                             NIS thousands
                                                                          ------------------------------------------------

         b)       Earnings per ordinary share

                  1.   Basic earnings per ordinary
                        share:

                       As reported, according to
                       Israeli GAAP                                            34.89              3.07              35.04
                                                                          ==========         ===========        ==========
                       As per U.S. GAAP:
                       Before extraordinary item                               33.85              2.65              31.86
                       Extraordinary item                                       0.35              0.12               0.17
                                                                          ----------         -----------        ----------
                       Total                                                   34.20              2.77              32.03
                                                                          ==========         ===========        ==========
                       Weighted average of number of
                       shares and share equivalents
                       under U.S. GAAP                                    15,727,144        15,569,840         15,030,867
                                                                          ==========         ===========        ==========
                  2.   Diluted earnings per ordinary
                        share:

                       As reported, according to Israeli

                       GAAP                                                    34.56              3.07              34.06
                                                                          ==========         ===========        ==========
                          Before extraordinary item                            33.52              2.64              30.76
                          Extraordinary item                                    0.34              0.12               0.17
                                                                          ----------         -----------        ----------
                          Total                                                33.86              2.76              30.93
                                                                          ==========         ===========        ==========
                       Weighted average of number of
                        shares and share equivalents
                        under U.S. GAAP                                   16,061,493        15,618,776         16,127,878
                                                                          ==========         ===========        ==========

         2.       Balance sheet:


                                                                      December 31
                             -----------------------------------------------------------------------------------------------
                                                  1999                                            1998
                             ----------------------------------------------  -----------------------------------------------
                                         As     Adjustments          As per              As      Adjustment          As per
                                   reported                       U.S. GAAP        reported                       U.S. GAAP
                             --------------- --------------- --------------- --------------- --------------- ---------------
                                                                     NIS thousands
----------------------------------------------------------------------------------------------------------------------------
       Investments in
        affiliates (10)          3,495,772         165,626       3,661,398       1,623,060               -       1,623,060
       Other investments
        and receivables (1)        757,747               -         757,747         581,934     (9) 174,158         756,092
       Intangible assets -
        net of
        amortisation (10)          627,264          24,467         651,731         628,873          27,186         656,059

       Total assets             17,370,600         190,093      17,560,693      17,785,548         201,343      17,986,891

       Payables and

        accruals (7)(8)          1,733,912        (135,161)      1,598,751       2,106,802         (86,363)      2,020,440
       Long-term bank
        loans                    3,691,887               -       3,691,887       4,297,966     (9) 174,158       4,472,123
       Deferred
        interest  (3)                    -          20,022          20,022               -          37,912          37,912
       Convertible
        debentures (4)             180,159          (3,408)        176,751         194,589          (5,282)        189,307
       Deferred taxes(2)           236,895         295,676         532,571         219,514         129,275         348,788
       Minority
        interests (6)            1,319,771         (24,580)      1,295,191       1,634,136         (15,695)      1,618,441
       Capital reserve
        for "available for
        sale" securities
        (1)                              -          33,276          33,276               -          (8,416)         (8,416)
       Capital reserves

        (4)(5)                   2,417,255         137,948       2,555,203       2,415,008         134,404       2,549,412
       Retained
        earnings (6)             2,065,262        (133,680)      1,931,582       1,739,365        (158,649)      1,580,716

       Total
        shareholders'
        equity                   4,384,714          37,544       4,422,258       4,075,919         (32,661)      4,043,258

         (1)      Adjustment of value of investment securities to market value.
         (2)      Change in deferred taxes.
         (3)      Deferred gain on debt restructuring.
         (4)      Debentures issued with stock options.
         (5)      Share options issued to employees.
         (6)      Effects of the reconciliation to US GAAP.
         (7)      Proposed dividend.
         (8) Provision for employee severance benefits resulting from an efficiency program.
         (9) The effect of presenting investment in marketable securities before deduction of long-term loans (see Note 9A(3).
         (10) Original differentials arising from the exchange of shares in the merger, acquiring an investment in stages and increasing the holdings in a consolidated company.

         B. The effect of the material differences between Israeli and U.S. GAAP on the financial statements (cont'd)


         3.       Additional information according to US GAAP

         The effect of proforma data calculated according to FAS 123 :

         a) Under the provisions of FAS 123, all option plans are recorded in the statement of operations, based on the fair value of the option at the grant date.

         b) The Company applies the Black-Scholes model to estimate fair value of the options, utilizing the following assumptions:

                  Risk free interest rate                       6%
                  Expected life of stock options                5 years
                  Anticipated weekly standard deviation         45.14%
                  Expected dividend per share                   1.2%

                  See Note 20C relating to the fair value of share options at the time they were granted, (according to the prevailing conditions at the grant date).

                  For proforma disclosure, the fair value of the share options, as estimated, is amortised over the period of the benefit.

         c) If the cost of the benefit in respect of share options issued to employees under this plan (including plans of certain subsidiaries) had been computed on the basis of the fair value at date of grant in accordance with FAS 123, the Company's net earnings and earnings per share in accordance with U.S. GAAP would have been as follows:

                                                                                    Year ended December 31
                                                                            ----------------------------------------------
                                                                                1999               1998               1997
                                                                            --------           --------          ---------
                  Proforma net earnings
                   (NIS thousands)                                           497,703            21,654            508,102
                                                                            --------           --------          ---------
                  Proforma basic earnings
                   per share (NIS)                                             31.65              1.38               33.8
                                                                            ========           ========          =========
                  Proforma diluted earnings
                   per share (NIS)                                             31.36              1.38              32.64
                                                                            ========           ========          =========

         7.       Comprehensive earnings

                  "Comprehensive earnings" consists of the change, during the current period, in Company's shareholder equity that does not derive from shareholders' investments or from the distribution of earnings to shareholders.

         A. Comprehensive earnings includes two components - net earnings and other comprehensive earnings. Net earnings are the earnings stated in the statement of operations and other comprehensive earnings includes the amounts that are recorded directly in shareholders' equity and that do not derive from transactions with shareholders.

                                                                                          Year ended December 31
                                                                             ------------------------------------------
                                                                                1999               1998            1997
                                                                             -----------     ----------     -----------
                                                                                          NIS thousands
                                                                             ------------------------------------------

                  Net earnings according to US GAAP                              537,899         43,190         480,740
                  Other comprehensive earnings, after tax:
                  Adjustments from translation of
                   financial statements of investees                             (19,492)       162,710          18,069
                  Unrealised gains from securities                                41,685          2,668           5,829
                                                                             -----------     ----------     -----------
                  Total other comprehensive earnings*                             22,193        165,378          23,898
                                                                             -----------     ----------     -----------

                  Total comprehensive earnings                                   560,092        208,568         504,638
                                                                             ===========     ==========     ===========
                  *Tax component included in the item                             (1,881)         2,333          (6,718)
                                                                             ===========     ==========     ===========

         B.       The effect of taxes on the other comprehensive earnings:

                                                                             Before tax       Tax effect      After tax
                                                                             -----------     ----------     -----------
                                                                                          NIS thousands
                                                                             ------------------------------------------

                  Adjustments from translation of
                   investees                                                     (19,492)             -         (19,492)
                                                                             -----------     ----------     -----------

                  Unrealised gains from securities:

                  Gains which arose in current year                                7,345         (1,332)          6,013
                  Less realised gains credited to net
                   earnings                                                       36,221           (549)         35,672
                                                                             -----------     ----------     -----------
                                                                                  43,566         (1,881)         41,685
                                                                             -----------     ----------     -----------
                  Net unrealised gains                                            24,134         (1,881)         22,193
                                                                             ===========     ==========     ===========

ECI Telecom Ltd.

Consolidated Financial Statements as at December 31, 1999
------------------------------------------------------------------------------


Contents                                                                  Page

Report of Independent Accountants                                            1


Consolidated Balance sheets as of

 December 31, 1999 and 1998                                                  2


Consolidated Statements of Income for the Years

 Ended December 31, 1999, 1998 and 1997                                      4


Statements of Other Comprehensive Income

 for the Years Ended December 31, 1999, 1998 and 1997                        5


Statements of Changes in Shareholders' Equity

 for the Years ended December 31, 1999, 1998 and 1997                        6


Consolidated Statements of Cash Flows for the

 Years Ended December 31, 1999, 1998 and 1997                                9


Notes to the Consolidated Financial Statements                              11




February 7, 2000



Report of Independent Accountants
To the Shareholders of ECI Telecom Ltd.

We have audited the accompanying consolidated financial statements of ECI Telecom Ltd. ("the Company") and its subsidiaries, consolidated balance sheets as of December 31, 1999 and 1998, consolidated statements of income, statements of other comprehensive income, statements of changes in shareholders' equity and consolidated cash flows for each of the three years the last of which ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain consolidated subsidiaries, whose assets constitute approximately 15.2% and 18% of total consolidated assets at December 31, 1999 and 1998 respectively and whose revenues constitute approximately 7.6%, 4.3% and 19.1% of consolidated revenues for the years ended December 31, 1999, 1998 and 1997, respectively. Those financial statements were audited by other certified public accountants whose reports thereon have been furnished to us. Our opinion expressed herein, insofar as it relates to the amounts included for the abovementioned subsidiaries, is based solely upon the reports of the other accountants. Furthermore, the data included in the financial statements relating to the net asset value of the Company's investments in affiliates and to its equity in their operating results, and the results of Discontinued Business, in the income statement is based on the financial statements of such affiliates, some of which were audited by other auditors.

We conducted our audits in accordance with generally accepted auditing standards in the Untied States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other accountants provide a fair basis for our opinion.

In our opinion, based upon our audits and the reports of the other accountants referred to above, the aforementioned financial statements present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 1999 and 1998, and the results of their operations, statements of comprehensive income, changes in shareholder's equity and their cash flows for each of the three years the last of which ended December 31, 1999, in conformity with generally accepted accounting principles (GAAP) in the United States.

Somekh Chaikin

Certified Public Accountants (Israel)




Consolidated Balance Sheet as at December 31

----------------------------------------------------------------------------------------------------------------------------------



                                                                                       1999              1998
                                                                                       --------------    --------------
                                                                    Note               $ in thousands    $ in thousands
                                                                    ----------         --------------    --------------
Assets                                                              13; 14; 16

Current assets

Cash and cash equivalents                                           1C; 17A               232,144           141,848
Short-term investments                                              1D; 2; 17B            227,619           299,679
Receivables:
 Trade                                                              1H; 17C               435,706           251,303
 Other                                                                                     97,797            26,037
Prepaid expenses                                                                            6,889             4,458
Recoverable costs and estimated
 earnings - not yet billed                                          1L5                    13,082             9,843
Inventories                                                         1E; 3                 185,754           162,664
                                                                                       --------------    --------------
Total current assets                                                                    1,198,991           895,832
                                                                                       --------------    --------------

Long-term bank deposits and

 receivables, net of current maturities                             1L2; 4                105,568            82,658
                                                                                       --------------    --------------
Investments                                                         1D; 5; 19               4,982             6,913
                                                                                       --------------    --------------

Properties, plant and equipment                                     1F; 6

Cost                                                                                      333,943           234,688
Less - Accumulated depreciation
 and amortisation                                                                         148,920           103,797
                                                                                       --------------    --------------
                                                                                          185,023           130,891
                                                                                       --------------    --------------
Software development costs, net                                     1I; 7                  13,559            23,374
                                                                                       --------------    --------------
Other assets                                                        1J; 8                 149,143            11,265
                                                                                       --------------    --------------
Total assets                                                                            1,657,266         1,150,933
                                                                                       ==============    ==============

The accompanying notes are an integral part of the financial statements.


ECI Telecom Ltd.


----------------------------------------------------------------------------------------------------------------------------------



                                                                                       1999              1998
                                                                                       --------------    --------------
                                                                    Note               $ in thousands    $ in thousands
                                                                    ----------         --------------    --------------

Liabilities and shareholders' equity                                13; 14; 16

Current liabilities                                                 13; 16
Short-term credits and current maturities of
 long-term debt                                                     17D                     137               121,140
Trade payables                                                                          115,382                53,788
Other payables and accrued liabilities                              17E                 175,309                98,401
Excess of liabilities over assets relating to discontinued
 operations                                                         20                    1,011                     -
                                                                                     ----------            -----------
Total current liabilities                                                               291,839               273,329
                                                                                     ----------            -----------
Long-term liabilities

Convertible notes                                                   9A                   85,000               100,000
Other liabilities and loans                                         9B; 19                7,770                 5,559

Liability for employee severance benefits, net                      10                   24,559                 2,511
                                                                                     ----------            -----------
Total long-term liabilities                                                             117,329               108,070
                                                                                     ----------            -----------
Total liabilities                                                                       409,168               381,399
                                                                                     ----------            -----------
Minority interests                                                                       23,778                 6,442
                                                                                     ----------            -----------
Commitments and contingencies                                       11

Shareholders' equity                                                12
Share capital                                                                             5,762                 5,317
Capital surplus                                                                         587,639               156,559
Accumulated other comprehensive income                              1R                   11,171                   648
Retained earnings                                                                       691,188               606,890
                                                                                     ----------            -----------
                                                                                      1,295,760               769,414
Company's stock held by a
 consolidated subsidiary                                            1K                  (71,440)               (6,322)
                                                                                     ----------            -----------
Total shareholders' equity                                                            1,224,320               763,092

            Jonathan B. Kolber
_________________________________________________
Chairman of the Board of Directors


               Doron Inbar
_________________________________________________

President, Chief Executive Officer

Petah Tikva, February 7, 2000

                                                                                     ----------            -----------
Total liabilities and shareholders' equity                                            1,657,266             1,150,933
                                                                                     ==========            ===========



ECI Telecom Ltd.

Consolidated Statement of Income for the Year Ended December 31
--------------------------------------------------------------------------------------------------------------------

                                                                    1999               1998              1997
                                                                    ------------       -----------       -----------
                                                 Note                      $ in thousands, except per share amounts
                                                 -------------      ------------------------------------------------
Revenue                                           1L; 16; 17F        1,114,595          744,370           582,899

Cost of revenues                                  16; 17G              519,735          316,591           273,143
                                                                    ------------       -----------       -----------
Gross profit                                                           594,860          427,779           309,756

Research and development costs, net               1M; 17H              125,147           78,647            51,326
Selling and marketing expenses                    16; 17I              180,413          107,589            79,379
General and administrative expenses               16; 17J               64,022           38,750            28,240
Amortization of acquisition-related
 intangible assets                                                      16,294            1,492               540
Restructuring expenses                            19C                   14,947                -                 -
Purchase of in process research and
 development                                      1N; 19A               87,327           14,371                 -
                                                                    ------------       -----------       -----------
Operating income                                                       106,710          186,930           150,271
Financial expenses                                16; 17K               (9,622)          (8,007)           (7,591)
Financial income                                  16; 17K               28,375           16,542            13,127
Other income (expenses) - net                     17L                   50,892              (53)           (2,367)
                                                                    ------------       -----------       -----------
Income from continuing operations before
 taxes on income                                                       176,355          195,412           153,440
Taxes on income                                   15                     7,109           12,855             7,554

Income from continuing operations after
 taxes on income                                                       169,246          182,557           145,886

Company's equity in results of
 investee companies, net                                                (2,022)          (2,952)           (2,174)
Minority interest in income of a subsidiary                             (1,703)          (5,793)                -
                                                                    ------------       -----------       -----------
Income from continuing operations                                      165,521          173,812           143,712

Discontinued operations
Loss from discontinued operation,
 net of income tax                               1A3;  20             (25,593)          (17,650)          (11,272)

Loss from disposal of discontinued
 operation, net of income tax                    1A3;  20             (37,409)                -                 -
                                                                    ------------       -----------       -----------
Net income                                                            102,519           156,162           132,440
                                                                    ============       ===========       ===========

Earnings per share                                12; 17N
Basic earnings per share
Continuing operations                                                    1.82              2.26              1.88
Discontinued operations                                                 (0.70)            (0.23)            (0.15)
                                                                    ------------       -----------       -----------
Net income                                                               1.12              2.03              1.73
                                                                    ============       ===========       ===========
Diluted earnings per share
Continuing operations                                                    1.77              2.19              1.84
Discontinued operations                                                 (0.66)            (0.22)            (0.14)
                                                                    ------------       -----------       -----------
Net income                                                               1.11              1.97              1.70
                                                                    ============       ===========       ===========

The accompanying notes are an integral part of the financial statements.

ECI Telecom Ltd.

Consolidated Statement of Comprehensive Income for the Year Ended December 31


                                                                    1999               1998              1997
                                                                    --------------     --------------    --------------
                                                 Note               $ in thousands     $ in thousands    $ in thousands
                                                 ------------       --------------     --------------    --------------

Net income                                                           102,519            156,162           132,440
Other comprehensive income:                      1R
Realisation of gain on available for
 sale securities                                                        (648)                 -                 -
Unrealised holding gains (losses) on
 available for sale securities arising
 during the period                               1D2                  11,171              1,056              (408)

Total other comprehensive income                                      10,523              1,056              (408)

Comprehensive income                                                 113,042            157,218           132,032


ECI Telecom Ltd.

Statement of Changes in shareholders' Equity



                                              Number         Share     Capital  Accumulated    Retained      Company's     Total
                                              of shares*     capital   surplus  other          earnings      stock held    share-
                                                                                comprehensive  (Note 15A1)   by a          holders'
                                                                                income (loss)                consolidated  equity
                                                                                                             subsidiary
                                              -----------   --------   -------  -------------  -----------   ------------  --------
                                                                $ in thousands, except share amounts and dividends per share
                                              -------------------------------------------------------------------------------------
Balance at January 1, 1997                     76,001,487    5,287     137,545       -          348,956      (7,282)       484,506

Changes during 1997 -

Net income for the year                                 -        -           -       -          132,440           -        132,440

Employee stock options exercised and
 paid, net (Note 12C)                             579,632       21       9,409       -                -           -          9,430

Net unrealised loss on available for
 sale securities                                        -        -           -    (408)               -           -           (408)

Amortization of deferred compensation
 expenses                                               -        -       1,485       -                -           -          1,485

Sale of the Company's stock held by a
 consolidated subsidiary, net of taxes             75,000        -         626       -                -         960          1,586

Dividend**                                              -        -           -       -          (15,301)          -        (15,301)

Balance at December 31, 1997
 carried forward                               76,656,119    5,308     149,065    (408)         466,095      (6,322)       613,738

                                              -----------   -------   ---------  --------    -----------   ---------     ----------
Balance at December 31, 1997
 brought forward                               76,656,119    5,308     149,065    (408)         466,095      (6,322)        613,738
                                              ===========   =======   =========  ========    ===========   =========     ==========
Changes during 1998 -

Net income for the year                                 -        -           -       -          156,162          -         156,162

Employee stock options exercised and
 paid, net (Note 12C)                             304,300        9       4,624       -               -           -           4,633

Amortization of deferred compensation
 expenses                                               -        -       2,870       -               -           -           2,870

Net unrealised gain on available for sale
 securities                                             -        -           -   1,056               -           -           1,056

Dividend**                                              -        -           -       -         (15,367)          -         (15,367)
                                              -----------   -------   ---------  --------    -----------   ---------     ----------
Balance at December 31, 1998
 carried forward                               76,960,419    5,317     156,559     648         606,890      (6,322)        763,092
                                              ===========   =======   =========  ========    ===========   =========     ==========

Balance at December 31, 1998 brought forward   76,960,419    5,317     156,559     648         606,890      (6,322)        763,092

Changes during 1999 -

Net income for the year                                 -        -           -       -         102,519           -         102,519
Employee stock options exercised and paid,        815,102       24      18,028       -               -           -          18,052
 net (Note 12C) Share issuance                 13,966,480      403     394,379       -               -           -         394,782
Conversion of convertible note
 into share capital                               600,000       18      14,982       -               -           -          15,000
Realisation of gain on available for
 sale securities                                        -        -           -    (648)              -           -            (648)
Net unrealised gain on available for
 sale securities                                        -        -           -  11,171               -           -          11,171
Amortization of deferred compensation
expenses                                                -        -       3,691       -               -           -           3,691
Acquisition of company's stock held by
 a subsidiary                                  (2,240,000)       -           -       -               -     (65,118)        (65,118)
Dividend**                                              -        -           -       -         (18,221)          -         (18,221)
                                              -----------   --------   -------  -------------  -----------  ------------  ---------
Balance at December 31, 1999                   90,102,001    5,762     587,639  11,171         691,188     (71,440)       1,224,320
                                              ===========   ========   =======  =============  ===========  ============  =========
*________Issued and outstanding

**_______Dividend per share as follows:


                                                 For the year ended December 31
                                              ------------------------------------
                                              1999            1998        1997
                                              ----------      ----------  --------
                                              $               $           $
                                              ----------      ----------  --------
         Interim dividend                      0.15            0.15        0.15
         Proposed dividend                     0.05            0.05        0.05
                                              ----------      ----------  --------
                                               0.20            0.20         0.20
                                              ==========      ==========  ========




ECI Telecom Ltd.

Consolidated Statement of Cash Flows for the Year Ended December 31
--------------------------------------------------------------------------------



                                                                    1999               1998              1997
                                                                    --------------     --------------    --------------
                                                                    $ in thousands     $ in thousands    $ in thousands
                                                                    --------------     --------------    --------------

Cash flows from operating activities
Net income                                                           102,519              156,162           132,440

Adjustments to reconcile net income to cash provided by operating activities:

Depreciation and amortization                                        91,122                45,571            36,079
Loss (gain) on sale of property and equipment                           162                     9               (71)
Capital gains, net                                                  (52,383)                    -                 -
Other - net (mainly long-term deferred taxes)                         2,777                (1,262)           (2,647)
Purchase of in-process research and development                      87,327                14,371                 -
Company's equity in results of investee companies                     2,378                 2,952             2,174
Minority interest in income from subsidiaries                         1,703                 5,793                 -
Decrease (increase) in marketable securities                          8,826               (36,411)          (12,552)
Increase in trade receivables (including non-current
 maturities of bank deposits and trade receivables)                (124,028)               (2,576)          (90,858)
Decrease (increase) in other receivables                            (28,264)              (12,132)            5,641
Decrease (increase) in prepaid expenses                              (2,321)                  347                86
Decrease (increase) in recoverable costs and estimated
 earnings - not yet billed                                           (4,026)                9,976           (19,819)
Decrease (increase) in inventories                                   23,125               (29,609)           46,164
Increase (decrease) in trade payables                                33,825                (2,236)            8,519
Increase (decrease) in other payables and accrued liabilities        (5,394)                7,252            21,937
Increase (decrease) in other long-term liabilities                     (856)                4,223               614
Increase (decrease) in liability for employee
 severance benefits, net                                              1,196                  (395)              818
                                                                    --------------     --------------    --------------
Net cash provided by operating activities                           137,688               162,035           128,525
                                                                    --------------     --------------    --------------

Cash flows from investing activities
Software development costs capitalized                              (15,444)              (12,905)          (13,962)
Investment in property, plant and equipment                         (54,375)              (44,039)          (31,540)
Proceeds from sale of property, plant and equipment                   1,365                   996               313
Purchase of technology                                               (1,000)              (16,371)                -
Acquisition of investee companies                                      (500)               (1,741)             (880)
Repayment of long-term receivables                                        -                     -               132
Long-term loans granted to investee companies                        (4,850)               (2,546)           (1,596)
Acquisition of available for sale securities                              -                (5,864)                -
Proceeds from sale of available for sale securities                   1,905                 7,891                 -
Acquisition of newly consolidated subsidiaries                       47,038                  (624)                -
Acquisition of additional rights in consolidated subsidiary         (12,500)                    -            (2,649)
Payments in respect of other assets                                  (7,252)                 (385)                -
Decrease (increase) in short-term investments                       123,911                20,022           (92,277)
Repayment of due from related party                                  25,000                     -                 -
Investment in convertible bond                                            -              (177,000)                -
                                                                    --------------     --------------    --------------
Net cash provided by (used in) investing activities                 103,298              (232,566)         (142,459)
                                                                    --------------     --------------    --------------

The accompanying notes are an integral part of the financial statements.

Cash flows from financing activities
Exercise of employee stock options
 (net of share issue expenses)                                       18,052                 4,633             9,430
Repayment of long-term debt                                          (5,779)                 (187)             (189)
Increase (decrease) in short-term credit, net                      (122,707)              119,953            (4,853)
Public share issuance in consolidated company                        43,199                     -                 -
Dividend                                                            (17,564)              (15,352)          (15,268)
Acquisition of Company's stock by a subsidiary                      (65,118)                    -             1,780
                                                                    --------------     --------------    --------------
Net cash provided by (used in) financing activities                (149,917)              109,047            (9,100)
                                                                    --------------     --------------    --------------
Effect of change in exchange rate on cash                              (773)               (1,459)             (544)
                                                                    --------------     --------------    --------------
Net increase (decrease) in cash and cash equivalents                 90,296                37,057           (23,578)

Cash and cash equivalents at beginning of year                      141,848               104,791           128,369
                                                                    --------------     --------------    --------------
Cash and cash equivalents at end of year                            232,144               141,848           104,791
                                                                    ==============     ==============    ==============
Supplemental disclosures:

Income taxes paid, net of tax returns                                 5,029                10,125             1,059
                                                                    ==============     ==============    ==============
Interest (received) paid, net                                       (15,789)                4,787             4,833
                                                                    ==============     ==============    ==============

A.       Acquisition of newly consolidated subsidiaries (Note 19)

Working capital (other than cash)                                  (256,937)                  133                 -
Long-term receivables, net of current maturities                    (10,284)                    -                 -
Investment in investee companies                                    171,923                     -                 -
Property, plant and equipment, net                                  (52,114)                 (653)                -
Other assets (mainly - deferred taxes)                               (2,431)                    -                 -
Goodwill                                                           (144,646)                 (104)                -
In process research and development                                 (87,327)                    -                 -
Long-term liabilities                                                31,996                     -                 -
Minority interest                                                     2,076                     -                 -
Share issuance                                                      394,782                     -                 -

                                                                     47,038                  (624)                -
                                                                    ==============     ==============    ==============

B.       Non-cash activities

Conversion of convertible note into share capital                    15,000                     -                 -
Conversion of convertible debentures into share
 capital of an investee company                                     177,000                     -                 -
Sale of production activity on credit                                16,689                     -                 -
Sale of investment in investee company for
 available for sale securities                                       29,266                     -                 -

The accompanying notes are an integral part of the financial statements.

Note 1 - Significant Accounting Policies

         Significant accounting policies, applied on a consistent basis, are as follows:

         A.       General

         1. The Company is an Israeli corporation which operates in the telecommunication industries. The Company designs, develops and manufactures telecommunications equipment, including hardware and software, - partly to buyers' specifications - and markets and services such equipment.

         2. At the beginning of 1999 Tadiran Telecommunication Ltd. (hereinafter "TTL) merged with ECI by share issuance of ECI ordinary shares (which consisted approximately of 15% of the issued and outstanding shares of ECI on the merger date) to TTL shareholders (mainly Tadiran Ltd., hereinafter - "Tadiran"). The merger is accounted for under the "purchase" method of accounting. The excess of cost is mainly allocated to goodwill and intangible assets amounting to $230 million of which $87 million was written-off immediately as in process research and development costs. (For more details - see Note 19).

         3. On February 7, 2000 the Board of Directors approved a decision made by company management to discontinue operation of certain activities (for more details see
                  Note 20), accordingly the results of discontinued operations for all periods reported were reclassified in one line on the income statement after the result from continued operations. The assets regarding the discontinued operations are classified in one line on current liabilities.

         4. The financial statements have been prepared in conformity with generally accepted accounting principles (GAAP) in the United States.

         5. The currency of the primary economic environment in which the operations of the Company and its subsidiaries are conducted is the U.S. dollar ("dollar").

                  Most of the Company's sales are made outside of Israel (see Note 17F regarding geographical distribution) - mainly in dollars and other non-dollar currencies. Arrangements are made to ensure that the dollar value of sales made in non-dollar currencies is maintained (see
                  Note 11E). Most purchase of materials and components, as well as most selling and other expenses incurred outside Israel, are in dollars. In view of the foregoing, the dollar has been determined to be the Company's functional currency.

                  Transactions and balances denominated in dollars are presented at their original amounts.

                  Non-dollar transactions and balances have been remeasured into dollars in accordance with the principles set forth in Statement No. 52 of the Financial Accounting Standards Board (FASB) of the United States.

                  All exchange gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the income statement when they arise. Such exchange gains and losses are included in the same income statement items in which the related transactions are included.

                  The financial statements have been prepared in accordance with the historical cost convention.

         6. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These are management's best estimates based on experience and historical data, however, actual results could differ from these estimates.

         B.       Principles of consolidation

         The consolidated financial statements include the accounts of the Company and all of its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

         C.       Cash and cash equivalents

         The Company considers all highly liquid investments with a maturity of three months or less at date of purchase, to be cash equivalents.

         D.       Investments

         1.       Investee companies

                  Investments in investee companies, in which the Company has significant influence (affiliated companies) are stated by the equity method, that is, at cost plus the Company's share of the post-acquisition gains or losses.

                  Goodwill - as stated in "J" hereunder.

                  Investment in shares of companies in which the Company does not have significant influence (hereinafter - "other companies"), are stated as follows:

                  -        Marketable securities - as stated in 2 hereunder.

                  -        Non-marketable securities - at cost.

         2.       Marketable securities

                  These securities are classified as "trading" or as "available for sale" and stated at market value. Gains or losses arising from the realisation of marketable securities which are classified as "trading" are included in financial income in accordance with the principles set forth in Statement No. 115 of the FASB. The changes in the market value during the current year related to those classified as "available for sale" are included in other comprehensive income, and are attributed to income statement on realisation.

         E.       Inventories

         Inventories are stated at the lower of cost or market. Cost is determined as follows:

         Raw materials (including components) - on the moving average basis.

         Work in process and finished products:

         Raw materials and components - on the moving average basis. Labor and overhead components - on the basis of actual manufacturing costs.

         F.       Property, plant and equipment

         1.       These assets are stated at cost.

         2. Depreciation is computed using the straight-line method, over the estimated useful life of the assets as estimated by the Company.

                  Annual rates of depreciation are as follows:

                  Buildings                                         2.5%
                  Machinery, equipment and furniture                6%-33% (principally 10%)
                  Motor vehicles                                    15%-20% (principally 15%)

                  Leasehold improvements are amortized by the straight-line method over the term of the lease.

         3. Major renewals and improvements are capitalized, while repairs and maintenance are expensed as incurred.

         4. Upon the sale or retirement of equipment and leasehold improvements, the cost and related accumulated depreciation and amortization are eliminated from the respective accounts and the resulting gain or loss is reflected in the consolidated statements of income.

         5. In 1996, the Company adopted FAS 121, Accounting for the Impairment of Long-lived Assets and for Long-Lived Assets to be Disposed of. FAS 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable based on estimated future cash flows expected to result from the use of the asset and its eventual disposition. Impairment losses are required to be recorded to reduce such asset to fair value if such asset is not considered to be recoverable based on estimated future cash flows.

         G.       Accrued warranty costs

         Accrued warranty costs are calculated in respect of products sold and work performed (for periods subsequent to performance of the work or delivery of the products) based on the Company's prior experience and in accordance with management's estimation.

         H.       Allowance for doubtful debts

         The financial statements include an allowance which Management believes reflects adequately the loss inherent in specific receivables for which collection is in doubt. In determining the fairness of the allowance Management based itself, inter alia, on information at hand about debtors financial situation, the volume of their operations, aging of the balance and evaluation of the security received from them.

         I.       Software development costs

         The Company capitalizes certain software development costs in accordance with Statement of Financial Accounting Standards (SFAS) No. 86 "Accounting for Costs of Computer software to be sold, Leased or Otherwise Marketed". Capitalization of software development costs begins upon the establishment of technological feasibility as defined in the Statement and continues up to the time the software is available for general release to customers, at which time capitalized software costs are amortized to product development expenses on a straight-line basis over the expected life of the related product, generally two to three years.

         Software development costs include costs which relate principally to projects which have recently been released or are not yet available for release to customers. Management believes that future revenues related to these projects will be sufficient to realise the amounts capitalized at December 31, 1999, and as such these amounts will be recovered over the lives of the related projects. It is possible, however, that those estimates of future revenues could be adversely impacted if these projects are not finally completed and released during 2000 or if market acceptance of related technology is not as anticipated by Management. As a result, the recoveries of these capitalized software development costs through future revenues could be reduced materially. In such an event, related capitalized software development costs will be written-off in the following accounting period.

         As to Management's estimates and assumptions - see Note 1A6 above.

         J.       Amortization of goodwill and other intangible assets

         Goodwill and other intangible assets, excluding software development costs, are included in other assets and are being amortized over a period of 2-25 years, mainly 10 years, based on the estimated life of the assets.

         The Company continually assesses the carrying value of goodwill in order to determine whether an impairment has occurred, taking into accounts both historical and forecasted results of operations.

         K.       Company's stock held by a consolidated subsidiary

         Holdings of Company shares by a consolidated subsidiary are presented as Treasury Stock (cost to the Company).

         L.       Revenue recognition

         1. The Company generally recognizes revenue from sales of systems when products are shipped, economic risk of loss has passed to the customer, collection is probable and any future obligations of the Company regarding the product are insignificant.

         2. Revenues from sales involving long-term credit arrangements at less than accepted interest rates are recorded at the present value of the related future cash flows. The difference between the amounts receivable and their present value is to be recognized as interest income over the period of the debt.

         3. Software license revenue is generally recognized at the time the software is delivered to the customer, if collection is probable and the Company has no significant obligations remaining under the sales or licensing agreement and no significant customer acceptance requirements exist subsequent to software delivery.

         4. Service revenues from product maintenance contracts and separately priced extended warranty contracts are generally recognized ratable over the contract period, while revenue from software services generally is recognized as the services are performed or, if no pattern of performance is evident, ratably over the period during which they are performed.

         5. The estimated sales value of performance on long-term contracts is recognized using the percentage of completion method, which is in accordance with statement of position (SOP81-1). The percentage of completion is determined as a ratio of accumulated costs incurred (including materials, labor and overhead) to total estimated costs of the contract.

                  In the event that Management anticipates a loss on a particular contract, such anticipated loss is provided for in full. As to Management's evaluation and assumptions, see Note 1A6 above.

         M.       Research and development

         Research and development costs, net of related royalty bearing participations, are charged to income statement as incurred. As to software development costs see I above.

         N.       Purchase of in process research and development costs (IPR&D)

         The Company writes down to the operating costs in the income statement, the excess of costs related to the process of research and development of acquired companies according to FIN No. 4 of SFAS No. 2 (see Note 19).

         O.       Reclassification

         Certain amounts in the prior years' financial statements have been reclassified to conform to the current year's presentation.

         P.       Income taxes

         1. The Company accounts for income taxes under Statement of Financial Accounting Standards (SFAS) No. 109 "Accounting for Income taxes".

                  Under SFAS 109 deferred tax assets or liabilities are recognized in respect of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts as well as in respect of tax losses and other deductions which may be deductible for tax purposes in future years, based on tax rates applicable to the periods in which such deferred taxes will be realized. Deferred tax assets for future tax benefits from realization are not included when their realization is more likely than not. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Deferred tax assets and liabilities are presented as current or long-term items in accordance with the nature of assets or liabilities to which they relate, according to the date of their realization.

                  Deferred taxes were not recorded in respect of the following matters -

                  o Taxes which may apply upon the realization of investments in consolidated subsidiaries and affiliated companies, as no intention to realize such investments exists (see 2 hereunder).

                  o Certain undistributed earnings of foreign consolidated subsidiaries which are taxable upon distribution by way of dividend, as no such dividend distribution intention exists (for domestic consolidated subsidiaries, see 2 hereunder).

                  o Differences between the rate of change in the Israeli Consumer Price Index (which serves as a basis for measurement for tax purposes) and the rate of change in the NIS/US dollar exchange rate, this in accordance with paragraph 9 (f) of SFAS 109. The said differences are not material.

         2. In accordance with paragraph 33 of SFAS 109, deferred taxes have not been provided for the Parent Company's temporary difference relating to earnings in both its domestic subsidiaries and domestic "approved enterprises" as the tax laws provide methods whereby the reported amounts of these investments can be recovered tax-free and the parent company expects that it will ultimately use these methods.

         - Earnings distributed by domestic subsidiaries relating to "approved enterprises" can be transferred to the Parent Company by way of a tax-free merger.

         - Earnings distributed related to the Parent Company's "approved enterprises" are not taxable to the Parent Company in a liquidation as such taxes would be due from the shareholders.

         - Earnings distributed by domestic subsidiaries which are not generated by an "approved enterprise" are not taxable.

         Income tax expense represents the tax payable for the period and the change during the period in deferred tax assets and liabilities.

         Q.       Derivative financial instruments

         The Company enters into foreign currency future contracts, put and call option contracts to reduce the impact of fluctuations of certain currencies against the U.S. dollar resulting from existing trade receivables or from firm commitments not denominated in U.S. dollars and in relation with anticipated transactions. Gains or losses resulting from qualified hedges of firm commitments are deferred and recognized when the hedged transactions occur, while results of transactions which do not meet all the criteria specified in SFAS No. 52 are recorded as financial income or expense.

         R.       Comprehensive income

         The Company adopted SFAS No. 130, Reporting Comprehensive income. SFAS No. 130 establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income consists of net income and net unrealized gains (losses) on securities and is presented in the statements of stockholder's equity and comprehensive income. The SFAS requires only additional disclosures in the consolidated financial statements; it does not affect the Company's financial position or results of operations.

         S.       Stock option plan

         The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25 Accounting for Stock Issued to Employees, and related interpretations, in accounting for its fixed plan stock options. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price.

         T.       Segment reporting

         In 1998, the Company adopted SFAS No.131, "Disclosures about Segments of an Enterprise and Related Information". According to Management's approach, disclosure is made using the internal information used by Management for making operating decisions and assessing the performance of the organization, as the source of the Company's reportable segments (see Note 17F).

Note 2 - Short-Term Investments

                                                                                       December 31       December 31
                                                                                       1999              1998
                                                                                       --------------     -------------
                                                                                       $ in thousands    $ in thousands
                                                                                       --------------     -------------
         Marketable securities (1)                                                       50,456            49,138
         Available for sale securities (2)                                               40,437                 -
         Short-term deposits                                                            136,726            73,541
         Convertible debentures                                                               -           177,000
                                                                                       --------------     -------------
                                                                                        227,619           299,679
                                                                                       ==============     =============


         (1) Classified as "trading". As at December 31, 1999, includes unrealized holding loss of $11,343 thousand (December 31, 1998 - $1,302 thousand unrealized holding loss).

         (2) See Note 5A(3). Net unrealized holding gain in amount of $11,171 thousand credited as a comprehensive income directly to the statement of changes in shareholders' equity.




Note 3 - Inventories

         Consist of the following:

                                                                                       December 31       December 31
                                                                                       1999              1998
                                                                                       --------------     -------------
                                                                                       $ in thousands    $ in thousands
                                                                                       --------------     -------------
         Raw materials and components                                                    94,077            65,764
         Work in process                                                                 46,256            53,013
         Finished products                                                               45,421            43,887
                                                                                       --------------     -------------
                                                                                        185,754           162,664
                                                                                       ==============     =============




Note 4 - Long-Term Bank Deposits and Receivables, Net of Current Maturities

         A.       Consist of the following:

                                                                    Weighted
                                                                    average interest
                                                                    rate as of
                                                                    December 31        December 31       December 31
                                                                    1999               1999              1998
                                                                    ----------------   --------------    --------------
                                                                    %                  $ in thousands    $ in thousands
                                                                    ----------------   --------------    --------------

         Long-term trade receivables (1)                             7.3%                84,544            40,564
         Long-term pledged deposits (2)                              5%                  62,658            63,903
         Others                                                                               -               341
                                                                                       --------------     -------------
                                                                                        147,202           104,808
         Less deferred interest income*                                                   5,118             3,128
                                                                                       --------------     -------------
         Total (3)                                                                      142,084           101,680
         Less - doubtful accounts                                                         8,150             6,400
         Less - current maturities                                                       28,366            12,622
                                                                                       --------------     -------------
                                                                                        105,568            82,658
                                                                                       ==============     =============

         The deposits and trade receivables are denominated in U.S. dollars.

         * The deferred interest income derived from the difference between the original amount of the receivables and their net present value computed, at the transaction date, by the relevant interest rate.

         (1) Long-term trade receivables consist mainly of receivables, resulting from sales of the Company's products, providing from 3 to 10 years credit commencing on the date of signing of the sales contract or the finance agreement related thereto. Such receivables are interest bearing. Principal and interest are payable in between quarterly to semi-annually payments. These receivables are partially secured by trade risk insurance policies.

         (2) The deposits are deposited with and pledged to a commercial bank and are mainly released simultaneously with, and in amounts equal to, payments on account of the loan extended by the commercial bank to a foreign commercial bank (hereinafter "the customer bank"). The commercial bank served the customer bank as source of financing for the purpose of the sale transaction with the Company.

         (3) December 31, 1999 - includes two customers in the Philippines accounting for $30 and $27 million each and 11 other customers whose indebtedness does not exceed $10 million per customer.

         (4) In the opinion of the Company's management, due to the nature of the customers and their activities, their financial performance and, updated financial and business data, previous business relations and existing trade insurance as stated above, as well as provision for doubtful debts, the Company has limited risk exposure in relation to the long-term receivables as well as the long-term pledged deposits.

         B.       Aggregate maturities are as follows:

                                                                                                         December 31
                                                                                                         1999
                                                                                                         --------------
                                                                                                         $ in thousands
                                                                                                         --------------
         First year (current maturities)                                                                  28,366
         Second year                                                                                      25,803
         Third year                                                                                       21,107
         Fourth year                                                                                      18,064
         Fifth year                                                                                       17,531
         Thereafter                                                                                       31,213
                                                                                                         --------------
                                                                                                          142,084
                                                                                                         ==============

Note 5 - Investments

         Consist of the following:
                                                                                       December 31       December 31
                                                                                       1999              1998
                                                                                       --------------    --------------
                                                                                       $ in thousands    $ in thousands
                                                                                       --------------    --------------

         Affiliated companies (A)                                                       3,919             3,202
         Available for sale and other companies                                         1,063             3,711
                                                                                       --------------    --------------
                                                                                        4,982             6,913
                                                                                       ==============    ==============
         A.1.     Investment in affiliated companies comprises:
                                                                                       December 31       December 31
                                                                                       1999              1998
                                                                                       --------------    --------------
                                                                                       $ in thousands    $ in thousands
                                                                                       --------------    --------------

         Cost of shares                                                                   945             4,868
         Accumulated losses                                                              (651)           (5,807)
                                                                                       --------------    --------------
                                                                                          294              (939)

         Loans                                                                          3,625             4,141
                                                                                       --------------    --------------
                                                                                        3,919             3,202
                                                                                       ==============    ==============

         A.2.     Goodwill

                                                                                       December 31       December 31
                                                                                       1999              1998
                                                                                       --------------    --------------
                                                                                       $ in thousands    $ in thousands
                                                                                       --------------    --------------

         Cost                                                                           -                 3,705
         Less - Accumulated amortization                                                -                 2,103
                                                                                       --------------    --------------
                                                                                        -                 1,602
                                                                                       ==============    ==============

         A.3.     Affiliated companies

         On October 14, 1999, Telegate Ltd., an affiliated company and its shareholders signed an agreement according to which its shares and convertible notes that are held by its shareholders, including by the Company, will be replaced by shares of another Company, shares which are registered for trading on NASDAQ. Capital gain on amount of $25,572 thousands was recorded according to accounting treatment for non similar assets transactions in accordance with APB No. 29 "Accounting for non-monetary transactions" (See Note 17L for capital gain). The investment in the shares, which represents 3% of the acquired company, is accounted as available for sale securities.




Note 6 - Property, Plant and Equipment

         Property, plant and equipment consists of the following:

                             Freehold        Machinery      Motor           Office          Leasehold       Total
                             land and        and            vehicles        furniture and   improvements
                             buildings       equipment                      equipment
                             -----------     -----------    -----------     -------------   -------------   -----------
                             $ thousands     $ thousands    $ thousands     $ thousands     $ thousands     $ thousands
                             -----------     -----------    -----------     -------------   -------------   -----------
         Cost
         Balance at
          beginning of
          year                34,374          169,044        12,668          10,793           7,809           234,688
         Additions from
          acquired
          companies*          6,497            63,532         5,933           8,766           6,868            91,596
         Additions            3,996            41,145         4,044           3,100           2,090            54,375
         Disposals**              -           (35,908)       (2,037)         (2,122)           (855)          (40,922)
         Discontinued
          operations
          adjustment ***          -           (4,950)          (131)           (599)           (114)           (5,794)
         Balance at end      -----------    -----------    -----------     -------------   -------------   -----------
          of year            44,867          232,863         20,477          19,938          15,798           333,943
                             -----------    -----------    -----------     -------------   -------------   -----------
         Accumulated
          depreciation
          and
          amortization
         Balance at
          beginning of
          year                3,160          87,832          3,586            6,186           3,033           103,797
         Additions from
          acquired
          companies*            227          30,504          2,208            4,119           2,424            39,482
         Additions              754          36,109          2,938            1,517           1,726            43,044
         Disposals**              -         (28,994)        (1,409)          (1,637)           (794)          (32,834)
         Discontinued
          operations
          adjustment***           -          (3,993)           (93)            (403)            (80)            (4,569)
         Balance at end      -----------    -----------    -----------     -------------   -------------   -----------
          of year             4,141         121,458          7,230            9,782           6,309            148,920
                             -----------    -----------    -----------     -------------   -------------   -----------
         Undepreciated
          balance at
          December 31,
          1999                40,726        111,405         13,247           10,156           9,489            185,023
                             ===========    ===========    ===========     =============   =============   ===========
         Undepreciated
          balance at
          December 31,
          1998                31,214         81,212          9,082            4,607           4,776            130,891
                             ===========    ===========    ===========     =============   =============   ===========

         *        Including additions from acquired company.  (See Note 19).
         **       Including discontinued operation write-off.  (See Note 20).
         ***      See Note 1A3 and Note 20.

Note 7 - Software Development Costs

         Capitalization and amortization of software development costs during the years ended December 31, 1999, 1998 and 1997 is comprised as follows:

                                                                    December 31        December 31       December 31
                                                                    1999               1998              1997
                                                                    --------------     --------------    --------------
                                                                    $ in thousands     $ in thousands    $ in thousands
                                                                    --------------     --------------    --------------

         Balance at beginning of year                                23,374             25,040            20,670
         Capitalization of software development
          costs during the year                                      15,444             12,905            13,962
         Amortization and write-off during the year                 (25,259)           (14,571)           (9,592)
                                                                    --------------     --------------    --------------
                                                                     13,559             23,374            25,040
                                                                    ==============     ==============    ==============




Note 8 - Other Assets

         Consists of the following:

                                                                                       December 31       December 31
                                                                                       1999              1998
                                                                                       --------------    --------------
                                                                                       $ in thousands    $ in thousands
                                                                                       --------------    --------------
         Goodwill, net*                                                                  80,010             1,286
         Intangible assets related to  TTL's acquisition, net*                           60,462                -
         Other assets**                                                                   8,671             9,979
                                                                                       --------------    --------------
                                                                                        149,143            11,265
                                                                                       ==============    ==============
         *        Original amount                                                       162,841             7,373
                  Less - accumulated amortization                                        22,369             6,087
                                                                                       --------------    --------------
                                                                                        140,472             1,286
                                                                                       --------------    --------------
         **       Including deferred taxes                                                6,578             7,166
                                                                                       ==============    ==============

Note 9 - Long-Term Liabilities

         A.       Convertible notes

         On December 30, 1996 (the "Closing Date"), the Company completed a private placement of an aggregate amount of $100,000 thousand of convertible subordinated notes (the "Notes") to three purchasers who are related parties of the Company (the "Purchasers"). During the current year $15 million was converted to ordinary shares by one of the purchaser.

         The Notes bear interest at the rate of 4.5% per year, payable semi-annually, and mature on December 31, 2003.

         The Purchasers have the right to convert the Notes into Ordinary shares of the Company at the rate of one Ordinary Share for each US$25 of the principal amount of the Notes subject to adjustments as set forth in the Note Purchase Agreement (the "Agreement") entered into by the Company and the Purchasers.

         In case of certain events occurring as set forth in the Agreement, the Company has the right to demand the conversion of the outstanding principal amount of the Notes into Company Ordinary Shares. In such case, each holder of the Notes has the right to demand repayment in full of the principal amount of the Notes plus interest accrued and unpaid thereon.

         B.       Other long-term liabilities

                                                                                       December 31       December 31
                                                                                       1999              1998
                                                                                       --------------    --------------
                                                                                       $ in thousands    $ in thousands
                                                                                       --------------    --------------
         Liability for claims(*)                                                        6,000                     -
         Liability for monetary incentive plan (**)                                     1,691                 3,343
         Liability in respect of other assets                                               -                 1,000
         Deferred income taxes                                                              -                   816
         Loans                                                                              -                   348
         Others                                                                            79                    52
                                                                                       --------------    --------------
                                                                                        7,770                 5,559

         *        See Note 11B(2)
         **       See Note 12C(5)

Note 10 - Liability for Employee Severance Benefits, Net

         A. Employees of the Company and of its consolidated subsidiaries in Israel (Israeli companies)

         Under Israeli law and labor agreements, the Israeli companies are required to make severance and pension payments to their retired or dismissed employees and to employees leaving employment in certain other circumstances.

         1.A. The liability in respect of most of its non-senior employees is discharged by participating in a defined contribution pension plan and making regular deposits with a pension fund. The liability deposits with the pension fund is based on the components prescribed in the existing labor agreement. The custody and management of the amounts so deposited are independent of the companies and accordingly such amounts funded (included in expenses on an accrual basis) and related liabilities are not reflected in the balance sheet.

         B. As to certain employees of TTL (see Note 19) who are subject to a labor agreement, the provision for severance benefits was calculated in accordance with the wage component as defined in the employment contract.

         2. In respect of the liability to other employees, individual insurance policies are purchased and deposits are made with recognized severance pay funds.

                  The liability for severance pay is calculated on the basis of the latest salary paid to each employee multiplied by the number of years of employment. The liability is covered by the amounts deposited including accumulated income thereon as well as by the unfunded provision.

         3. The liability for severance pay includes provision for the former TTL employees which are entitled to the retirement plan. This plan gives the employees the right for early retirement under unconditional terms. The main right of this plan is to retire and get, until the formal retirement date, the same conditions as if they were continuously working.

         4. The expenses in respect of severance and pension pay for the years ended December 31, 1999, 1998 and 1997 are $ 4,477 thousand, $5,301 thousand, and $5,715 thousand respectively.

         Details of the provision and amounts funded relating to other employees:


                                                                        December 31       December 31
                                                                        1999              1998
                                                                        --------------    --------------
                                                                        $ in thousands    $ in thousands
                                                                        --------------    --------------
         Provision for severance pay                                     71,626            13,274
         Amounts funded including accumulated income                     47,067            10,763
                                                                        --------------    --------------
                                                                         24,559            2,511
                                                                        ==============    ==============

         Withdrawals from the funds may be made only for the purpose of disbursement of severance pay.

         B.       Employees of U.S. consolidated subsidiaries (U.S. companies)

         The subsidiaries sponsor a section 401(K) defined contribution plan or 401(A) plan which permits their employees to invest up to certain amounts of their compensation (subject to limitation by Internal Revenue Service Regulations) on a pretax basis in certain self-directed investment programs. The subsidiaries may, at the discretion of the Board of Directors, make contributions to the plan. Company contribution with respect to this plan were $977 thousand, $743 thousand and $741 thousand in 1999, 1998 and 1997, respectively.

         C.       Employees of the rest of the world

         The provision for severance pay includes amounts related to employees in countries other than Israel and the U.S. and are calculated in accordance with their locals' rules, if any, in the country that operates.

Note 11 - Commitments and Contingencies

         A.       Claims and potential claims

         1. The Company is in discussions with an international technology company ("technology company") regarding allegations that the Company is using certain patents owned by the technology company in its products. The Company is unable to determine at this time with any certainty the ultimate outcome of these allegations or their effect, if any, on the Company's financial position, operating results and business. However, the Company believes it has meritorious defenses and hopes to reach a favorable settlement with the technology company, although there can be no assurance that it will be able to do so.

         2. The Company has been in contact with another international technology company in which that company has raised the possibility that the Company is utilizing certain of that company's patents in its products. This allegation relates to industry standards commonly used, which, according to such company's claim, rely on such patents. The Company cannot at this stage assess whether there is any merit to this allegation. The Company estimates that such allegation, even if found justified, will not have a material adverse affect on the Company's financial position.

         3. Several claims have been submitted against the Company and against consolidated subsidiaries, resulting from ordinary business operations. Management of the companies, based mainly on opinions of their legal advisors, believe that the effect, if any, of the results of such claims on the financial position of the Company and the results of its operations will be insignificant and therefore the provisions which are included in the financial statements in respect thereof are appropriate and sufficient.

         B.       TTL acquisition

         1. For certain commitments including contingencies that the Company had burden in the TTL acquisition - see Note 19.

         2. In October 1997, an investigation was commenced by the Israeli Comptroller of Restrictive Trade Practices (hereinafter - "comptroller") regarding alleged price fixing and non-competitive practices among TTL, Tadiran and Telrad Telecommunications and Electronics Industries Ltd., a subsidiary of Koor (Koor is a significant shareholder of the company and Tadiran). Pursuant to the Restrictive Trade Practices Law - 1988, criminal charges may be commenced and a fine may be levied against an entity or person which has violated the law. In addition, violators may be liable for damages that are proven as a result of their violation.

                  The Department of the Restrictive Trade Practice authority investigators recommended filing criminal charges against certain of the entities or persons investigated in connection with such suspicions. The legal department of the Authority is currently reviewing the investigation material and the recommendation of the investigators. This review may take months and at this time the outcome cannot be predicted.

                  Tadiran has agreed to indemnify the company from damages up to $6 million. The Company cannot estimate the results of the investigation before the discussion of the comptroller.

         C.       Lease commitments

         The Company and its consolidated subsidiaries have entered into several operating lease agreements in Israel and abroad. The agreements expire on various dates from 2000 to 2021 (some of which have renewal options) and are in local currencies or linked to the dollar or to the Israeli Consumer Prince Index.

         Future minimum annual rental payments which the Company and its subsidiaries are committed to pay under the above leases, at rates in effect at December 31, 1999, are as follows ($ in thousands).

         Year ending December 31                               $ in thousands
         -----------------------                               --------------
         2000                                                      11,709
         2001                                                      10,973
         2002                                                      3,897
         2003                                                      2,822
         2004 and thereafter                                       5,012

         As to rent expense under the Company's leases, see Note 17J.

         D.       Royalty commitments

         1. The Company is committed to pay royalties to the Government of Israel on proceeds from sale of products in the Research and Development of which the government participated by way of grants. The royalties are computed at the rates of 2%-4% of the aggregated proceeds from sale of such products, up to the amount not exceeding 100% of such grants. As at December 31, 1999 such future commitment is approximately $19.8 million. For the R&D projects of which the government participated by way of grants from 1999, the Company is committed to pay royalties which bear interest.

         2. The Company is committed to pay royalties to certain parties who participated in the development of certain components of its products. Such royalties are based on sales of products which incorporated the component and are paid based either on a fixed rate or price per unit sold or as a rate of the until sale price.

         3. The Company entered during the fourth quarter of 1999 into partnership, in which it would not have controlled, to develop certain products. The Company is committed to pay royalties to the Partnership up to 10% of its sales originating in Partnership developments up to twice
                  R&D expenses actually invested in their new value. The Company has the exclusive rights to sell the Partnership products and an option to buy the other partners parts in a price that was agreed on between the partners (subject to the exercise date of the option by the Company).

         E.       Financial instruments

         1.       Off-balance sheet contracts

                  The geographical distribution of the Company's operations gives rise to exposure to market risks mainly from changes in foreign currency exchange rates against the dollar. Financial instruments are utilized by the Company to reduce these risks.

                  The Company enters into forward exchange contracts and purchases currency options to hedge existing non-dollar assets and liabilities, certain firm sale and purchase commitments, as well as anticipated sale and purchase transactions.

                  As at December 31, 1999, the Company has purchased currency futures contracts and foreign exchange options, for various lengths of time, ending 2001 as a hedge against sales contracts receivable, firm commitments and anticipated transactions as follows:

                  Forward exchange contracts

                  - Obligation to sell Pounds Sterling 37,500 thousand for a total amount of $61,008 thousand.

                  - Obligation to sell Euro currency 25,790 thousand for a total amount of $26,480 thousand.

                  - Obligation to sell Dollar Singapore 2,102 thousand for a total amount of $1,279 thousand.

                  In addition, the Company entered into certain put and call options strategies for buying $74,752 thousand for Euro currency 73,000 thousand.

                  The fair value and the carrying amount of the off-balance sheet instrument are $1,342 thousand and $1,800 thousand respectively (1998 - $2,387 thousand and $144 thousand, respectively).

                  The fair value of foreign currency contracts is estimated using quoted exchange rate futures and quoted market prices (option).

         2.       Concentrations of credit risk

                  Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash investments, currencies futures contracts and trade accounts receivable.

                  The Company maintains cash and cash equivalents, short and long-term investments, future contracts and certain other financial instruments with various major financial institutions.

                  These major financial institutions are located throughout Israel, the U.S.A. and Europe, and the Company's policy is designed to limit exposure to any one institution. The Company performs periodic evaluations of the relative credit standing of these financial institutions and the value of business transacted with them.

                  With respect to trade accounts receivable, credit risk is limited due to the large number and geographical dispersion of the Company's customer base, as well as allowance for doubtful accounts which provided. With respect to long-term receivables (including deposits) (see Note 4), the Company believes that there is limited credit risk exposure since these customers are large telecommunications providers which operate in countries where the telecommunication market is anticipated to grow.

         3.       Fair value of financial statements

                  In management's estimation, except for off-balance sheet financial instruments (see E1 above) the estimated fair value of the Company's financial instruments did not materially differ from their respective carrying amount as at December 31, 1999 and 1998.

                  Considerable judgment is required in determining the estimates of fair value. The management used certain estimates provided herein, that are not necessarily indicative of amounts that could be realized in a current market exchange.

                  -        Cash and cash equivalents, short-term
                           investments, trading account assets, other accounts receivable, trade payables, other payables, advances from customers:

                           The carrying amounts approximate the fair value because of the short maturing of those instruments.

                  - Long-term receivables or debt: Book values approximate fair value since the average interest rate in relation to long-term receivables or debt is not materially different from those which are applicable or offered at the balance sheet date.

         F.       Capital expenditure commitments

         The Company and its consolidated subsidiaries in Israel are incurring capital expenditures pursuant to "Approved Enterprise" programs. At December 31, 1999, the Companies are committed to invest approximately $38,589 thousand pursuant to these programs. Completion of such investment programs will provide tax benefits in the future (see Note 15A1).

         G.       Purchase commitments

         At December 31, 1999, commitments for purchase of materials and for acquisition of property, plant and equipment aggregated $107,097 thousand (December 31, 1998 - $82,531 thousand).

         H.       Guarantees

         1. At December 31, 1999, the Company has granted guarantees to third parties in the sum of $3,131 thousand mainly as guarantees for tenders which the Company has attained or in which it participates.

         2. The Company also maintains certain third-party guarantees (primarily with banks) to support its performance obligations under customer contracts. These guarantees approximated $31,859 thousand.




Note 12 - Shareholders' Equity

         A.       Authorized, issued and outstanding shares

                                                                                                   Authorized
                                                                                       ------------------------------
                                                                                       December 31       December 31
                                                                                       1999              1998
                                                                                       --------------    ------------
                                                                                                Number of shares
                                                                                       ------------------------------

         (Each NIS 0.12 par value per share)                                            200,000,000       200,000,000
                                                                                        ===========       ===========

         1. The Company's shares (each NIS 0.12 par value) are traded in the United States on the over the counter market and are listed on the NASDAQ.

         2. For details of the issued, paid up share capital and shares held by subsidiary, see Statement of Changes in shareholders' Equity.

         3. At the beginning of 1999 the Company issued 13,966,480 ordinary shares to TTL shareholder (see Note 19), and 600,000 ordinary shares in connection with the conversion of convertible notes (see Note 9), as well as 815,102 shares upon exercise of employee options.

         B.       Dividends

         Dividends may be paid by the Company only out of the retained earnings. There are no restrictions on the transfer of funds to foreign shareholders for the payment of dividends.

         C.       Share incentive and stock option plans

         1.a      ECI Plan

                  The Company's current Key Employee Share Incentive Plan (the "ECI Plan") was adopted by the shareholders at the Annual General Meeting held on August 29, 1991. The ECI Plan will expire on December 31, 2001.

                  The ECI Plan provides that options may be granted to any employee, consultant or contractor of the Company pursuant to (a) one or more sub-plans designed to benefit from the provisions of Section 102 of the Israeli Income Tax Ordinance (New Version) 1961 and (b) any other share incentive plan approved by the Board of Directors of the Company.

                  Under the terms of the ECI Plan, the Company is authorized to grant options for a total of 5,800,000 shares, subject to anti-dilution adjustment. The option awards are personal and non-assignable and terminate automatically upon termination of employment (except for approved retirement or termination caused by death or disability). Until the balance sheets date options were given only to employees.

                  The exercise price per share under the option awards is to be determined on the date of grant provided that such price shall not be less than 80% of the fair market value on such date.

         1.b Stock options under the ECI Plan are as follows:


                                                                    December 31        December 31       December 31
                                                                    1999               1998              1997
                                                                    ----------------   ----------------  ----------------
                                                                    Number of shares   Number of shares  Number of shares
                                                                    ----------------   ----------------  ----------------
                  Total number authorized                             5,800,000          5,800,000         3,800,000
                  Options unexercised at beginning of year           (2,387,750)        (1,911,650)       (1,450,050)
                  Exercised till beginning of year                   (1,466,582)        (1,176,532)         (621,900)
                  Granted                                            (1,251,000)          (872,650)       (1,200,000)
                  Cancelled                                             120,000            106,500           183,768
                                                                    ----------------   ----------------  ----------------
                  Authorized for future grant at end
                   of year                                              814,668          1,945,668           711,818
                                                                    ================   ================  ================
                  Exercised during the current year *                   328,900            290,050           554,632
                                                                    ================   ================  ================
                  * Average price of options exercised
                      during the year                               $     16.89         $    15.22        $    16.47
                                                                    ================   ================  ================
                  Options unexercised at end of year                  3,189,850          2,387,750         1,911,650
                                                                    ================   ================  ================

                  Options may be exercised as follows (1):

                  First year or thereafter                            1,364,100          1,061,100           548,900
                  Second year or thereafter                           1,130,750            709,900           862,250
                  Third year or thereafter                              695,000            541,750           341,750
                  Fourth year or thereafter                              -                  75,000           158,750
                                                                    ----------------   ----------------  ----------------
                                                                      3,189,850          2,387,750         1,911,650
                                                                    ================   ================  ================

         (1) To be paid in NIS based on the rate of exchange of the dollar on the date of payment as follows:

                                                                    December 31        December 31       December 31
                                                                    1999               1998              1997
                                                                    ----------------   ----------------  ----------------
                                                                    Number of shares   Number of shares  Number of shares
                                                                    ----------------   ----------------  ----------------
                  $ 7.60 per share                                         8,000              8,000             16,000
                  $ 7.61 per share                                         5,600              6,800              8,800
                  $14.02 per share                                        17,000             22,000            108,750
                  $14.93 per share                                       214,750            264,750            366,000
                  $15.01 per share                                        31,200             92,800            117,600
                  $15.19 per share                                         4,000              5,000             15,000
                  $17.00 per share                                       263,900            444,500            531,500
                  $18.70 per share                                        29,250             51,750            113,000
                  $20.81 per share                                       571,000            635,000            635,000
                  $21.00 per share                                       445,000            470,000                 -
                  $24.25 per share                                        40,500             45,500                 -
                  $26.00 per share                                       150,000            150,000                 -
                  $26.38 per share                                        30,000                 -                  -
                  $29.53 per share                                     1,110,000                 -                  -
                  $30.00 per share                                       161,500             68,500                 -
                  $31.00 per share                                        11,000                                    -
                  $32.00 per share                                        97,150            123,150                 -
                                                                   ----------------   ----------------  ----------------
                                                                       3,189,850          2,387,750          1,911,650
                                                                   ================   ================  ================

                  Shares covered by unexercised options have no voting rights or rights to cash dividends.

         2.a      ECI U.S. Plan

                  At the Annual General Meeting held on August 29, 1991, the shareholders also approved a Key Employee Incentive stock Option Plan for the Company's wholly-owned U.S. subsidiary, ECI Telecom Inc. (the "ECI U.S. Plan). Under the ECI U.S. Plan, any officer, management employee or other key employee of ECI Telecom Inc. may participate in the ECI U.S. Plan.

                  Under the terms of the ECI U.S. Plan, the Company is authorized to grant options for a total of 400,000 shares, subject to the anti-dilution adjustments. The exercise price per share under the option awards is to be determined on the dates of grant, provided that (1) in the case of options which qualify as "incentive stock options" as defined in the Code, such price shall not be less than the fair market value on such date, and (2) in the case of options which do not qualify as incentive stock options, such price shall not be less than 80% of the fair market value on such date.

         2.b      Stock options under the ECI U.S. Plan are as follows:

                                                                    December 31        December 31       December 31
                                                                    1999               1998              1997
                                                                    -----------        ----------------  -----------
                                                                                       Number of shares
                                                                    ------------------------------------------------
                  Total number authorized                            400,000            400,000           200,000
                  Options unexercised at beginning of year          (119,500)          (101,500)          (44,500)
                  Exercised till beginning of year                   (58,250)           (44,000)          (24,000)
                  Granted during the year                            (78,000)           (60,000)          (83,000)
                  Cancelled during the year                            9,500             27,750             6,000

                  Available for future grants at end of year         153,750            222,250            54,500

                  Exercised during the current year *                 17,500             14,250            20,000

                  * Average price of options exercised
                      during the year                               $  17.24      $        18.7     $       16.14
                  Options unexercised at end of year                 170,500            119,500           101,500

                  Options may be exercised as follows (1):

                  First year or thereafter                            75,500             70,000            17,750
                  Second year or thereafter                           60,000             29,250            52,750
                  Third year or thereafter                            35,000             20,250            31,000

                                                                     170,500            119,500           101,500

                   (1)     To be paid as follows:
                                                                    December 31        December 31       December 31
                                                                    1999               1998              1997
                                                                    -----------        ----------------  -----------
                                                                                       Number of shares
                                                                    ------------------------------------------------
                           $17.00 per share                         56,000             74,000             77,000
                           $18.70 per share                          2,500              5,000             24,500
                           $23.88 per share                          6,000              -                    -
                           $26.37 per share                          7,000              -                    -
                           $27.96 per share                          2,000              -                    -
                           $28.12 per share                         15,000              -                    -
                           $29.12 per share                         17,000              -                    -
                           $31.00 per share                         30,000              -                    -
                           $32.00 per share                         34,000             40,500                -
                           $32.94 per share                          1,000              -                    -
                                                                   ------------       ----------------   -----------
                                                                   170,500            119,500            101,500
                                                                   ============       ================   ===========

         3.a      TTL Plan

                  As a result of the Merger with TTL, the Company has options outstanding which were granted before the Merger under plans established by TTL as follows:

                  During 1996, TTL implemented the Tadiran
                  Telecommunications Ltd. 1996 Equity Incentive Plan ("the 1996 Plan") and granted options to certain employees of TTL thereunder. In addition, during 1997, TTL adopted a second employee option plan similar to the 1996 Plan ("the 1997 Plan") and granted options to certain employees of TTL thereunder.

                  Both plans ("the TTL Plan") provide that from the time an optionee is entitled to exercise the options, he or she shall have the right to exercise all or part of the options under the expiration of the fifth anniversary of the date on which the option was granted ("the Grant Date"). All of the options expire on the fifth anniversary of their respective Grant Dates.

                  Pursuant to the Agreement and Plan of Merger among the Company and TTL options granted pursuant to the 1996 and 1997 Plans were converted into fully vested options to purchase ordinary shares of the Company. The exchange ratio for the options was the same as that for shares of TTL held before the Merger; that is, immediately following the Merger, optionees under the TTL Plans would receive 0.55866 ordinary shares of ECI for each ordinary share of TTL they would have received on exercise of their options. As a result of the Merger, optionees under the TTL Plans hold options for the purchase of 691,779 shares of the Company.

                  Before the closing of the Merger, optionees were given the opportunity to participate in an arrangement called an "Exchange Program". Optionees choosing to participate in the Exchange Program exercised their options and were given the option ("the Put Option") to sell those shares to a trustee (the same trustee with which the options were deposited in accordance with the terms of the Plans) at a price of $39.35 per share ("the Put Price"). The Put Option is exercisable during the three-month period beginning March 16, 2000. In order to pay the Put Price, the trustee is to sell the related shares to the Company at the market price on the Nasdaq, but no less than $32.90. To the extent that the net proceeds from such sale are equal to or less than $38.35, Tadiran has agreed to pay the trustee up to a maximum of $5.45 per share and the Company has agreed to pay up to $1 per share.

                  In accordance with the terms of the Merger Agreement, any shares of the Company acquired as a result of exercising options received under the TTL Plans (whether or not acquired pursuant to the Exchange Program), the proceeds from the sale of such shares and the options themselves may not be released to any optionee until March 16, 2000.

                  No additional options are authorized to be granted under the TTL Plans.

         C.       Share incentive and stock option plans (cont'd)

         3.b      Stock Option under the TTL Plan are as follows:

                                                                                            December 31
                                                                                            1999
                                                                                            ------------
                                                                                            Number of
                                                                                            shares
                                                                                            ------------

                  Total number authorized and granted                                        691,779
                  Options exercised (under the exchange program)                            (468,702)
                                                                                            ------------
                  Options outstanding and exercisable at end of year                         223,077
                                                                                            ============
                  Price range of options outstanding at end of year                         $23.16-36.47
                                                                                            ============
                  Average price of options exercised during year                            $ 26.70
                                                                                            ============

         4.a      Fair value method

                  The difference between the quoted market price of the shares on the date of the grant of the options and the exercise price of such options is charged to income over the expected vesting period, generally over a period of 3 years, in accordance with the methods prescribed by APB 25 "Accounting for stocks Issued to Employees".

                  4.b In October 1995 the Financial Accounting Standards Board (FASB) issued FAS 123 "Accounting for Stock-based Compensation" which establishes financial accounting and reporting standards for stock-based compensation plans. The statement defines a fair value based method of accounting for an employee stock option.

                  In 1997 the Company adopted the disclosure provisions of FAS 123 but opted to remain under the expense recognition provision of "Accounting for Stock Issued to Employees", as described in 4.a above.

                  As required by SFAS 123, the Company has determined the weighted average fair value of stock-based arrangements grants during 1999 to be $9.03. The fair values of stock based compensation awards granted were estimated using the "Black - Scholes" option pricing model with the following assumptions.



                                    Option      Expected    Risk free
                  Year of grant     term        volatility  interest rate
                  -------------     ----------  ----------  --------------
                  1999               5           58.3        6.00%
                  1998               5           52.5        5.25%
                  1997               5           47.0        6.00%

         C.       Share incentive and stock option plans (cont'd)

         4.b      (cont'd)

                  Had the compensation expenses for stock options granted under the Company's stock option plans been determined based on fair value at the grant dates consistent with the method of FAS 123, the Company's net income and earnings per share would have reduced to the pro forma amount below:

                                                                                    Year ended December 31
                                                                    ------------------------------------------------
                                                                    1999               1998              1997
                                                                    ----------         ----------        -----------
                  Net income ($ in thousands)
                  As reported                                        165,521            156,162           132,440
                  Pro forma                                          154,012            150,585           129,640

                  Basic earnings per share ($)
                  As reported                                        1.82               2.03              1.73
                  Pro forma                                          1.69               1.96              1.69

                  Diluted earnings per share ($)
                  As reported                                        1.77               1.97              1.70
                  Pro forma                                          1.65               1.90              1.67

                  The above pro forma amounts relate only to options granted since the beginning of 1995.

         5.       Other plans

                  During 1998 and 1997 the Board of Directors approved a general monetary incentive plan, according to which certain company employees, to be determined by Management, will receive a certain number of incentive units (Phantom shares).

                  Under this plan the holder of an incentive unit will be entitled to a cash bonus, equal to the difference between a base price of the Company shares and the market price of the shares on the date of exercise.

                  Each such portion will be exercisable in three equal parts, at the end of two, three and four years respectively from date of grant of the relevant units.

                  As of December 31, 1999, a total of 1,096,350 incentive units were held by employees. The cost of the incentive unit plan is recognized by the Company over the period of the plan.

                  A provision of $1,533 thousands related to short-term grants and $1,691 thousand related to long-term (in 1998 $1,494 thousand and $3,309 thousand respectively).


Note 13 - Balances in Currencies Other Than the Dollar

                                         December 31, 1999                                           December 31, 1998
                    ---------------------------------------------------------------------     ------------------------------------
                    Israeli currency     Foreign currency                 Israeli currency       Foreign currency
                    -------------------  --------------------------       --------------------   ---------------------------------
                    Linked(*)  unlinked  EURO      Pounds    Others       Linked(*)    Unlinked  Deutsche      Pounds       Others
                                                   Sterling                                      marks         Sterling
                    --------  ---------  --------  --------  ------       --------     --------  --------      --------     ------
                                                                  $ in thousands
----------------------------------------------------------------------------------------------------------------------------------
 Assets

 Trade receivables   8,721     22,004     24,895    21,468    11,826           -         5,910    14,652       21,471       9,995
 Other current
  assets            24,617     17,042     14,210     2,603     1,986       9,695        16,294    6,448         8,935       3,653
                    --------  ---------  --------  --------  --------     --------     --------  --------      --------     ------
                    33,338     39,046     39,105    24,071    13,812       9,695        22,204    21,100       30,406      13,648
                    ========  =========  ========  ========  ========     ========     ========  ========      ========     ======

 Liabilities

 Trade payables        709     66,679        646       782     2,836           -        30,444    1,634            651       4,343
 Other current
  liabilities            -     56,859      1,982     5,222     7,556           8        33,704    2,896          7,571       6,808

 Long-term
  liabilities

  (including current
  maturities)       22,839          -          -         -         -         522         2,413     98                -           -
                    --------  ---------  --------  --------  --------     --------     --------  --------      --------     ------
                    23,548    123,538      2,628     6,004     10,392        530        66,561    4,628          8,222      11,151
                    ========  =========  ========  ========  ========     ========     ========  ========      ========     ======


 *        Linked to the Israeli CPI.

Note 14 - Charges (Assets Pledged)

         Some of the Company's existing and future indebtedness to the certain Israeli banks are secured by Negative Pledges for unlimited amounts on all of the Company's assets. In accordance with the terms of the Negative Pledges, the Company is committed to maintain certain financial convenants with respect to shareholders' equity, the ratio of shareholders' equity to total assets, current ratio and operating income as a percentage of sales. As of December 31, 1999, the Company was in compliance with all such convenants.

         As to deposit pledged - see Note 4A.

         As to restricted short-term investments - see Note 17B.

Note 15 - Taxes on Income

         A.    Tax programs under various Israeli tax laws:

         1.    A.    Tax benefits under the Law for the Encouragement of
                     Capital Investments, 1959.

                     Pursuant to the above Law the Company and its Israeli subsidiaries are entitled to tax benefits relating to investments in "Approved Enterprises" in accordance with letters of approval received.

                     A major part of the production facilities of the Company and its Israeli subsidiaries has been granted the status of an "Approved Enterprise" under the above Law. According to the Law, the Company is entitled to a tax benefit, which grants her a reduced tax rate of 20% for a specific period (Alternative A). The Company's "Approved Enterprise" is subject to zero tax rates under the "Alternative Benefit Method" and reduced tax rates (currently - 20%) based on the level of foreign ownership, for specified periods (alternative B). All of the approved enterprise which currently entitles the Company to benefits is under alternative B.

                     The period of benefits in respect of most of the Company's production facilities will terminate in the years 2000-2010. The Company's current investments in development facilities are made under new approvals.

                     In 1999, approximately 70% of the cost of production facilities of the Company represented approved enterprise facilities (1998 - 62%).

                     In the event of distribution of cash dividends from income taxed at zero rate, a reduced tax rate in respect of the amount distributed would have to be paid. As of December 31, 1999, a distribution of all accumulated profits in excess of approximately 139 million from retained earnings as a cash dividend would result in an additional tax expense which would approximate 99 million as the tax rate which applies to such distribution would be 20%. Effectively such dividend distribution would be reduced by the amount of the tax. The benefits are related to the "approved Enterprise" according to the turnover growth from plan to plan.

                     In 1999 the tax authority published instructions that allowed R&D companies under some conditions to reduce the base turnover (which entitled to 36% tax rate) by 10% for each year beginning 1996 till year 2001. Those instructions are reducing the effective tax rate due to reduced turnover under full tax rate.

               B. According to the income tax ordinance in Israel, TTL ceased to be an independent taxpayer, all its activities are done with the framework of the Company. The income tax rate applicable to TTL facilities attributed income to the company is in the final stage of discussion with the Israeli tax authorities' opinion. In the financial statements, the income tax rate is based on the Company's suggestion as submitted to the tax authorities and represents management's estimate of the effective tax rate will be agreed on with the tax authorities.

         2. Measurement of results for tax purposes under the Income Tax Law (Inflationary Adjustments), 1985.

               Under this law, operating results for tax purposes are measured in real terms, in accordance with the changes in the Israeli CPI, or in the exchange rate of the dollar - for a "Foreign Investors' Company", as defined by the Law for the Encouragement of Capital Investments, 1959. The Company and its Israeli subsidiaries elected to measure their operating results on the basis of the changes in the Israeli CPI. As a result the Company and its subsidiaries are entitled to deduct from their taxable income an "equity preservation deduction" (which partially compensates for the decrease in the value of shareholders' equity resulting from the annual rise in the Israel CPI).

         A.    Tax programs under various Israeli tax laws: (cont'd)

         3. Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969.

               The Company is an "Industrial Company" as defined by this Law, and as such is entitled, among other benefits, to claim accelerated depreciation of machinery and equipment as prescribed by regulations issued under the inflationary adjustments tax law.

         4.    Tax rates applicable to income from other sources in Israel.

               Income not eligible for "Approved Enterprise" benefits as mentioned above is taxed at the ordinary tax rate of 36%.

         B.    Non-Israeli subsidiaries

         Non Israeli subsidiaries are taxed based upon tax laws in their countries of residence.

         C.    Taxes on income from continuing operations

         Taxes on income included in the consolidated statement of income comprise the following:


                                                                                Year ended December 31
                                                                  ---------------------------------------------------
                                                                  1999               1998              1997
                                                                  --------------     -------------     --------------
                                                                  $ in thousands     $ in thousands    $ in thousands
                                                                  --------------     --------------    --------------

         Current taxes relating to-
         The Company and its Israeli subsidiaries                    4,576               2,945            2,660
         Foreign subsidiaries                                        2,190              12,308            5,808
                                                                    ---------         ---------         --------
                                                                     6,766              15,253            8,468
                                                                    ---------         ---------         --------

         Deferred taxes relating to -
         The Company and its Israeli subsidiaries                      422                (612)              83
         Foreign subsidiaries                                          (79)             (1,786)            (997)
                                                                    ---------         ---------          -------
                                                                       343              (2,398)            (914)
                                                                    ---------         ---------          -------
                                                                     7,109              12,855            7,554
                                                                    =========         =========          =======



         D. Income from continuing operations before income tax provision


                                                                                    Year ended December 31
                                                                   -----------------------------------------------------
                                                                    1999               1998              1997
                                                                   ---------------     --------------    ---------------
                                                                    $ in thousands     $ in thousands    $ in thousands
                                                                   ---------------     --------------    ---------------

         The Company and its Israeli subsidiaries                    178,728             169,455           141,075
         Foreign subsidiaries                                         (2,373)             25,957            12,365
                                                                    ----------          ---------         ---------
                                                                     176,355             195,412           153,440
                                                                    ==========          =========         ==========


         E. Reconciliation of the statutory tax expense to actual tax expense

         A reconciliation of the statutory tax expense, assuming all income is taxed at the statutory rate (see A4 above) applicable to the income of companies in Israel, and the actual tax expense is as follows:



                                                                                    Year ended December 31
                                                                    ---------------------------------------------------
                                                                    1999               1998              1997
                                                                    --------------     --------------    --------------
                                                                    $ in thousands     $ in thousands    $ in thousands
                                                                    --------------     --------------    --------------

         Income from continuing operations
         as reported in the consolidated statements
         of income                                                    176,355            195,412           153,440
                                                                     ==========        =========          ========
         Theoretical tax on the above amount (36%)                     63,488             70,348            55,238
         Tax effect of non-Israeli subsidiaries                         2,752              6,213             7,377
         Tax benefit arising from the "Approved
          Enterprise"                                                 (60,288)           (90,907)          (60,120)
         Increase in taxes resulting from permanent
         differences, (mainly goodwill) net                             4,386                531               522
         Adjustments arising from differences in the
         basis of measurement for tax purposes and
         for financial reporting purposes and other*                   (3,229)            26,670             4,537
                                                                     ---------         ----------          --------
         Taxes on income for the reported year                          7,109             12,855             7,554
                                                                     =========         ==========          ========

         * Resulting from the difference between the changes in the Israeli CPI (the basis for computation of taxable income of the Company and its Israeli subsidiaries - (see A2 above) and the exchange rate of Israeli currency relative to the dollar.

         F.    Components of deferred income tax

         (1) At December 31, 1999 and December 31, 1998, deferred income tax consists of future tax assets (liabilities) attributable to the following:


                                                                           December 31       December 31
                                                                           1999              1998
                                                                           --------------    -------------
                                                                           $ in thousands    $ in thousands
                                                                           --------------    --------------
               Deferred tax assets:
               Tax credit carryforwards                                         3,626            4,215
               Capital loss carrryforward                                      46,800            2,160
               Operating loss carryforward                                     18,033            9,497
               Vacation pay accruals and severance pay fund                     4,393            2,277
               Depreciation                                                     2,923            2,068
               Inventory obsolescence                                           5,187            2,312
               Eliminated inter company profits*                                1,628            1,813
               Loss on disposition of discontinued operations                  11,296                -
               Other                                                            4,115            1,636
                                                                              --------         --------
               Gross total deferred tax assets                                 98,001           25,978
               Valuation allowance for deferred tax assets**                  (78,249)         (10,513)
                                                                              --------         --------
               Net deferred tax assets                                         19,752           15,465
                                                                              --------         --------

               Deferred tax liabilities:
               Software development costs                                      (6,138)           (3,965)
               Depreciation                                                       -              (1,266)
               Amortization of intangibles                                       (955)           (1,018)
               Other                                                              -                 (79)
                                                                              ---------         ---------
               Net deferred tax liabilities                                    (7,093)           (6,328)
                                                                              ---------         --------
               Deferred income tax, net***                                     12,659             9,137
                                                                              =========         ========

               * This deferred taxes relates to intercompany transactions that have no impact on the consolidated income statement.

               ** The valuation allowance is in respect of capital loss carryforward, depreciation related to foreign property and miscellaneous tax credits. Management believes that it is more likely than not that a portion of the deferred tax asset will not be realized and the net deferred tax will be realized.

               *** Including changes from acquired companies and classification of balances related to discontinued operations in the amount of $3,179 thousands.

         (2) At December 31, 1999, the Company had, for tax purposes, federal net operating loss carryforward, capital loss carryforward, general business and minimum alternative carryforwards of $50,550 thousand, $130,075 thousand, $2,740 thousands and $886 thousand, respectively. The capital loss carryforwards expire in 2006 . The general business and other credit carryforwards expire over the period 2000 through 2009. The federal net operating loss carryforward expires over 15 years beginning in 2011 and the alternative minimum tax carryforward remains available indefinitely.

         G.    Tax assessment

         Final tax assessments have been received by some of the Israeli companies through the 1992 tax year.

Note 16 - Related Party transactions

         Related parties are comprised of principal shareholders (10% and up of the Company's share capital) and their subsidiaries and affiliates as well as affiliates of the Company. Transactions with related parties are mainly as follows:

         a. Sales of certain of the Company's products and expenses related to such sales.

         b. Interest payable on convertible capital notes and other credits.

         c.    Buildings and rentals.

         All transactions with related companies were in the ordinary course of business and at terms identical to those applied to transactions with other customers or suppliers.

         A.    Balance due to or from related parties:


                                                                     December 31       December 31
                                                                     1999              1998
                                                                     --------------    -------------
                                                                     $ in thousands    $ in thousands
                                                                     --------------    --------------
         Assets:
         Trade receivables                                            9,700               9,495
         Other receivables                                            2,760               2,254
         Convertible debentures                                       -                 177,000
         Loans to affiliates (Note 5)                                 3,625               4,141

         Liabilities:

         Trade payables                                                  47                 686
         Other payables                                               2,173                 741
         Long-term loan, including current maturities                 -                     522
         Convertible note                                            85,000             100,000



         B.    Income from, and expenses to, related parties:


                                                                                  Year ended December 31
                                                                    ---------------------------------------------------
                                                                    1999               1998              1997
                                                                    --------------     --------------    --------------
                                                                    $ in thousands     $ in thousands    $ in thousands
                                                                    --------------     --------------    --------------

         Sales                                                         16,950              22,957            7,048
         Cost of sales                                                 14,311              11,331              516
         Selling and marketing expenses                                 2,912               2,755            2,280
         General and administrative expenses                              141                  40              522
         Financial expenses                                             3,938               4,677            5,670
         Financial income                                                 412                 251              144

         C.    Purchase of equipment                                       35                  16              125


         D. The Company has arm's-length banking relationships with a number of Israeli Banks, one of which is a substantial shareholder of a significant shareholder. The amounts stated above do not include transactions with this bank.

Note 17 - Supplementary Financial Statement Information

         Balance sheet:

         A.    Cash and cash equivalents

         1. Including deposits of $203,325 thousand at December 31, 1999 (December 31, 1998 - $104,958 thousand).

         2.    As to concentration of risk - see Note 11E2.


         B.    Short-term investments

         Including restricted balances of $5,441 thousand at December 31, 1999 (December 31, 1998 - $4,079 thousand).

         C.    Trade receivables

         1. Net of provision for doubtful accounts of $11,861 thousand at December 31, 1999 (December 31, 1998 - $5,772 thousand).

         2. Substantially all of the Company's sales are to large telecommunications service providers around the world. Historically, the Company's uncollectable accounts receivable have not been significant, and typically the Company does not require collateral for its receivables.

         D.    Short-term credits and current maturities of long-term debt

         Consist of the following:


                                                             December 31       December 31
                                                             1999              1998
                                                             --------------    ---------------
                                                             $ in thousands    $ in thousands
                                                             --------------    ---------------

         In U.S. dollars*                                     137               120,000
         In Chinese Yuan                                      -                     966
         In Israeli currency - non-linked                     -                 -
         Current maturities of long-term debt                 -                     174
                                                             --------------     --------------
                                                              137               121,140
                                                             ==============     ==============

         * At December 30, 1998, the Company took a bank loan for financing the investment in convertible debentures of TTL.


         E.    Other payables and accrued liabilities

         Consist of the following:


                                                                          December 31       December 31
                                                                          1999              1998
                                                                          --------------    --------------
                                                                          $ in thousands    $ in thousands
                                                                          --------------    --------------

         Employees and social benefits                                     56,535            41,242
         Chief Scientist                                                   13,071             1,541
         Deferred revenue                                                  -                  6,893
         Tax authorities                                                   17,845             5,770
         Commissions payable                                               34,131            22,691
         Advances from customers                                            1,855             2,655
         Proposed dividend                                                  4,505             3,848
         Warranty accrual                                                   9,186             3,136
         Provisions related to TTL's acquisition (see Note 19)              9,312             -
         Other payables and accrued liabilities                            28,869            10,625
                                                                          ---------         --------
                                                                          175,309            98,401
                                                                          =========         ========


         F.    Disclosures about segments and related information

         1.    The Company manages its business in one operating segment.

         2.    Information on income by products and services

               ECI's products provide integrated network solutions. ECI designs, develops, manufactures and markets products which provide capacity expansion and operational flexibility for transmission systems in new and existing communication networks.

               The Company is accustomed to distinguishing three types of products:

               Infrastructure products -

               These include those products designed to increase transmission capacity of satellite communications, fiber optic cable, microwave and other communications. Similarly, these products allow connectivity and various management functions through digital communication, mainly through fiber optic communication installations.

               Access products -

               These include those products which provide for cheap and effective subscriber connection to national telephone grids and transfer of a greater capacity of voice, data transmission and ISDN communications on existing networks and also the erection of new local communication networks in areas where there is no cheap or easily available existing infrastructure, using copper cable, fiber optics or radio.

               Multimedia products -

               These include switching equipment, wide inter-network access and transmission (wan) and the provision of integrated solutions for wide area communication networks, their installation and management. Similarly, this segment includes products used for transferring video of a high quality using public network dialing and others.

               Sales by the types of products (in US$ thousands):



                                                                                 Year ended December 31
                                                                 ---------------------------------------------------
                                                                 1999               1998              1997
                                                                 $ in thousands     $ in thousands    $ in thousands
                                                                 --------------     --------------    --------------

               Infrastructure                                     666,030            559,645           397,815
               Access                                             442,045            184,214           184,144
               Multimedia                                           6,520                511               940
                                                                ----------         ---------          --------
                                                                1,114,595            744,370           582,899
                                                                ==========         =========          =========



         3. Information on sales by geographic distribution (in US$ thousands)


                                                                    1999            1998            1997
                                                                 -----------    -----------     ----------

               North America                                      237,500         168,600         176,300
               Europe                                             490,800         369,500         254,799
               Africa, Asia Pacific and Australia                 221,195         157,000         104,700
               Others                                             165,100          49,270          47,100
                                                                ---------         -------        --------
                                                                1,114,595         744,370         582,899
                                                                =========         ========       ========

         G.    Cost of revenues


                                                                                 Year ended December 31
                                                                    ----------------------------------------------------
                                                                    1999               1998              1997
                                                                    $ in thousands     $ in thousands    $ in thousands
                                                                    --------------     --------------    ---------------

         Materials and components consumed                           367,345            278,203           183,506
         Salaries, wages and employed benefits                        97,089             50,461            47,915
         Depreciation and amortization                                28,891             10,713             8,214
         Other manufacturing and other service costs                  22,589             12,952             7,947
                                                                    --------           --------           -------
                                                                     515,914            352,329           247,582
         Decrease (increase) in inventories of work in
         process and finished products                                 3,821            (35,738)           25,561
                                                                   ----------         ----------         --------
                                                                     519,735            316,591           273,143
                                                                   ==========         ==========         ========


         H.    Research and Development costs, net


                                                                                    Year ended December 31
                                                                    ---------------------------------------------------
                                                                    1999               1998              1997
                                                                    $ in thousands     $ in thousands    $ in thousands
                                                                    --------------     --------------    --------------

         Expenses incurred                                           155,494            101,665            71,616
         Less - grant participations (see Note 11D)                   30,347             23,018            20,290
                                                                    ---------          --------          --------
                                                                     125,147             78,647            51,326
                                                                    =========          ========          ========


         I.    Selling and marketing expenses


                                                                                    Year ended December 31
                                                                    ---------------------------------------------------
                                                                    1999               1998              1997
                                                                    $ in thousands     $ in thousands    $ in thousands
                                                                    --------------     --------------    --------------

         Salaries and employee benefits                              63,603             46,309            27,545
         Agents' commissions                                         34,348             10,289            12,619
         Royalties to Chief Scientist and others                     20,437             14,856             9,696
         Advertising and exhibitions                                  6,041              3,076             2,503
         Foreign travel                                              16,166              6,273             5,928
         Marketing, selling and other expenses                       39,818             26,786            21,088
                                                                    --------           --------          --------
                                                                    180,413            107,589            79,379
                                                                    ========           ========          =======


         J.    General and administrative expenses


                                                                                    Year ended December 31
                                                                    ----------------------------------------------------
                                                                    1999               1998              1997
                                                                    $ in thousands     $ in thousands    $ in thousands
                                                                    --------------     --------------    ---------------

         Salaries and employee benefits                               39,641             19,096            15,093
         Rent and maintenance of premises                              1,557              5,310             4,198
         Other administrative and general expenses                    22,824             14,344             8,949
                                                                     --------           -------            -------
                                                                      64,022             38,750            28,240
                                                                     ========           ========           =======


         K.    Financial income, net



                                                                                    Year ended December 31
                                                                    ---------------------------------------------------
                                                                    1999               1998              1997
                                                                    $ in thousands     $ in thousands    $ in thousands
                                                                    --------------     --------------    ---------------

         Financial expenses:

         On long-term debt                                           4,539              4,568             4,575
         Interest and bank charges                                   2,419              1,473             3,016
         Exchange rate differences (see Note 1A5)                    2,664              1,966             -
                                                                    -------           --------           --------
                                                                     9,622              8,007             7,591
                                                                    =======           ========           ========

         Financial income:

         Interest mainly on bank deposits and other
          receivables                                               17,167             14,516            12,376
         Exchange rate differences (see Note 1A5)                    7,032                202                59
         Gain on sale and revaluation of marketable
          securities                                                 4,176              1,824               692
                                                                   --------           -------           ---------
                                                                    28,375             16,542            13,127
                                                                   ========           =======           =========

         L.    Capital gain and other income, net


                                                                                    Year ended December 31
                                                                    ---------------------------------------------------
                                                                    1999               1998              1997
                                                                    $ in thousands     $ in thousands    $ in thousands
                                                                    --------------     --------------    --------------

         Gain from issuance of shares by subsidiary (1)              29,734              -                 -
         Gain from realization of an affiliated
          company (2)                                                25,572              -                 -
         Gain (loss) from sale of property and
          equipment, net (3)                                         (2,923)             27                341
         Other income (expenses), net (4)                            (1,491)            (80)            (2,708)
                                                                    --------           ------          --------
         Total other income (expenses), net                          50,892             (53)            (2,367)
                                                                    ========           ======          =========


         (1) In October 1999, ECtel Ltd., a wholly owned subsidiary, which mainly provides solutions for fraud detection, quality monitoring of networks and interconnect billing, completed an initial public offering in NASDAQ U.S. stock exchange, in which it raised a net sum of $43.2 million. As a result of the initial public offering, holdings in ECtel declined to 75%.

         (2)   See Note 5A3.

         (3) In December 1999, agreement was signed with SCI Systems Inc. (hereinafter - "SCI") to purchase TTL's Manufacturing Plant (named "Shemer"). SCI is one of the world's largest providers of electronics manufacturing services. The Shemer facility produces printed circuit board assemblies and other products for the Company and provided related services. The agreements also include a multi-year supply agreement in which the Company will subcontract part of its manufacturing activities to SCI according to cost plus method.

         (4) Include expenses amounting to $651 thousand, deriving from selling certain trade account receivables, to an unaffiliated financial institute ("the Purchaser"). The Company will not be liable for any recourse, nevertheless, it will continue to service, administer and collect the receivables on behalf of the purchaser. In 1999, the impact of the above transaction reduced trade receivables in the consolidated balance sheets and increased cash flows from operating activities in the consolidated statement of cash flows by $44,612 thousand.

         M.    Supplementary income statement information



                                                                                    Year ended December 31
                                                                    ---------------------------------------------------
                                                                    1999               1998              1997
                                                                    $ in thousands     $ in thousands    $ in thousands
                                                                    --------------     --------------    ---------------

         Expenses:

         Maintenance and repairs                                     12,951              8,338             8,064
         Depreciation of property, plant and equipment               42,988             25,418            21,275
         Taxes (other than income taxes)                              2,747              3,003             2,125
         Rent                                                        12,542              8,685             8,220
         Advertising costs                                            6,144              4,968             3,192
         Royalties                                                   20,625             15,045            10,038



         N.    Earnings per share ("EPS")

         Under SFAS No. 128 "Earnings per share" and "basic earnings per share", is calculated based upon the weighted average number of common shares actually outstanding, and "diluted earnings per share" is calculated based upon the weighted average number of common shares, common equivalent shares, and other convertible securities outstanding.

         Following are the details of the basic and diluted EPS:

         1.    EPS for continuing operations

                                                1999                              1998                          1997
                                 --------------------------------   -----------------------------    ---------------------------
                                  Income       Number      Per      Income       Number    Per      Income     Number    Per
                                  from         of          share    from         of        share    from       of        share
                                  continuing   shares      amount   continuing   shares    amount   continuing shares    amount
                                  operations                        operations                      operations
                                  ----------   ----------  ------   ---------   ---------- -------  ---------  --------- -------
                                  $ in         in                   $ in         in                 in         in
                                  thousands    thousands   $        thousands    thousands $        thousands  thousands $
                                  ----------   ----------  ------   ---------   ---------- -------  ---------  --------- -------

Basic EPS                         165,521      91,148      1.82     173,812     76,787      2.26     143,712   76,375     1.88
                                                           ====                             ====                          ====
Effect of dilutive securities:
Employee stock options                            893                   -          776                   -        415
Convertible notes                   3,822       3,466                 4,500      4,000                 4,500    4,000
                                  ---------   -------               -------     ------               --------  ------
Diluted EPS                        169,343     95,507      1.77     178,312     81,563      2.19     148,212   80,790     1.84
                                  =========   =======      ====     =======     ======      ====     ========  ======     ====

         2.    EPS for discontinued operations


                                               1999                             1998                          1997
                                 -----------------------------  ------------------------------  -------------------------------
                                 Loss from    Number    Per     Loss from     Number of  Per    Loss from     Number of   Per
                                 discontinued of        share   discontinued  shares     share  discontinued  shares      share
                                 operations   shares    amount  operations               amount operations                amount
                                 ----------   --------  ------  ------------  ---------  ------ ------------  ---------   ------
                                 $ in         in                $ in          in                $ in          in
                                 thousands    thousands $       thousands     thousands  $      thousands     thousands   $
                                 -----------  --------- ------  -----------   ---------  ------ ------------  ---------   ------

Basic EPS                        (63,002)      91,148   (0.70)   (17,650)     76,787     (0.23)  (11,272)     76,375      (0.15)
                                                        ======                           ======                           ======
Effect of dilutive securities:
Employee stock options                            893                -           776                -            415
Convertible notes                   -           3,466                -         4,000                -          4,000
                                 ---------    -------            --------    -------             -------      -------
Diluted EPS                      (63,002)      95,507   (0.66)   (17,650)     81,563     (0.22)  (11,272)     80,790      (0.14)
                                 =========    =======   ======   ========    =======    =======  ========     ========    ======

         3.    EPS for Net income


                                         1999                                  1998                            1997
                           -----------------------------------   ---------------------------------  ---------------------------
                           Net          Number of    Per share   Net         Number of   Per share  Net       Number of  Per
                           income       shares       amount      income      shares      amount     income    shares     share
                           ---------    ---------    ---------   ---------   ---------   --------   --------- ---------  ------
                           $ in         in                       $ in        in                     $ in      in         amount
                           thousands    thousands    $           thousands   thousands   $          thousands thousands  $
                           ---------    ---------    ---------   ---------   ---------   --------   --------- ---------  ------

Basic EPS                  102,519      91,148       1.12        156,162     76,787      2.03       132,440   76,375     1.73
                                                     ====                                ====                            ====

Effect of dilutive
  securities:
Employee stock options                     893                      -           776                    -         415
Convertible notes            3,822       3,466                     4,500      4,000                   4,500    4,000
                           --------     -------                  -------     ------                 -------    -----
Diluted EPS                106,341      95,507       1.11        160,662     81,563      1.97       136,940   80,790     1.70
                           ========     =======      ====        =======     ======      ====       =======   ======     ====


Note 18 - Recently Relevant Enacted Accounting Standards

         In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which will require that all derivative financial instruments be recognized as either assets or liabilities in the balance sheet. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of SFAS No. 133", which deferred the implementation of SFAS No. 133. SFAS No. 133 will be effective for the Company's first quarter of fiscal 2001. The Company is evaluating the effects of the new statement and how to implement the new requirements. The Company has not yet evaluated the impact of SFAS No 133.

Note 19 - Acquisitions

         A.    The acquired companies

         Tadiran Telecommunications Ltd. (hereinafter "TTL")

         Effective the first quarter of 1999, ECI completed the merger with TTL (hereinafter "merger"), a subsidiary of Tadiran Ltd. (hereinafter "Tadiran"). TTL specialized in a variety of telecommunications fields, including: transport and access systems, wireless local loop, data communications, multiplexing equipment and business telecommunications systems. TTL provided innovative solutions to telecommunications operators and other businesses throughout the world.

         During the first quarter of 1999 the Board of Directors, the shareholders, and the authorities in Israel, confirmed the merger. The merger is accounted for under the "purchase" method of accounting. Consequently, the assets and liabilities of TTL were recorded on ECI's books at their fair market values.

         The purchase price for the TTL acquisition is $403.8 million. The purchase price is calculated based on the market price of the ECI Ordinary Shares at the time that the merger conditions including the Exchange Ratio were agreed upon in principle and publicly announced, according to EITF No. 95-19.

         The total excess of cost is $ 229.9 million, which was allocated as follows:

                                                           $ in thousands
                                                           --------------

         In process research and development                  87,327
         Goodwill and Intangible asset                       142,583
                                                             --------
                                                             229,910
                                                             ========

         * The IPR&D considered according to the specific requirements of SFAS No. 2. Critical elements of SFAS No. 2 Valuation of IPR&D are that the product has not yet demonstrated technological feasibility and that it does not have an alternative future use.

         A.    The acquired companies (cont'd)

         The consideration of the IPR&D was modified by income approach according to the guidance provided by SEC using specific factors as follows:

         o     analysis of the stage of completion of each project,

         o exclusion of value related to R & D yet-to-be completed as part of ongoing IPR&D project, and

         o     the contribution of existing products/technologies.

         In the merger agreement, the Company indemnify and hold harmless Tadiran from and against all losses and damages incurred by Tadiran arising out of (i) taxes imposed on ECI or certain of its subsidiaries which are not fully provided for in ECI's consolidated financial statements and (ii) any inaccuracy in the representations and warranties made by ECI pursuant to the Merger Agreement with respect to intangible assets and litigation. ECI's indemnification obligations are subject to deductibles of between $5 million and $22.5 million.

         Solely for purposes of indemnification by Tadiran, the representations and warranties made by TTL with respect to intangible assets, litigations and related party transactions and the representation and warranty made by Tadiran regarding related party transactions shall survive for 12 months following the Closing Date. Solely for purposes of ECI's indemnification of Tadiran, the representations and warranties made by ECI with respect to intangible assets and litigation shall survive for 12 months following the Closing Date. Tadiran's indemnification obligations for any matter or allegation being reviewed by the Israeli Comptroller of Restrictive Trade Practices (see Note 11B2) shall survive the Closing Date by seven years, extended by any period that such matters continue to be under active investigation or review after the Closing Date.

         B.    Unaudited - Pro forma Summary

         The following unaudited pro forma summary presents the Company's consolidated results of operations as if the acquisitions occurred at the beginning of the respective periods, after giving effect to certain adjustments including amortization of goodwill and other intangibles acquired, business disposed of or to be disposed of, reclassification and related income tax effects. These pro forma results are not necessarily indicative of those that would have occurred had the merger taken place at the beginning of the respective periods.

                                                                 Year ended
                                                                 December 31
                                                                 1998
                                                                 -------------
         $ in millions (except per share amounts)                (Unaudited)
                                                                 -------------

         Revenues                                                     1,041

         Net income applicable to common stockholders                   180

         Net income applicable to common
           stockholders - per share:

         Basic                                                        1.98
         Diluted                                                      1.93

         C.    Restructuring cost

         Following the merger with TTL an analysis was performed of ECI's product lines to determine where products which were duplicative with products which were offered by TTL existed. Based on this analysis and a comparison of functionality and features of the respective products, the company recorded a charge of $14,947 thousand regarding to assets and liabilities of ECI, as follows:

                                                             Year ended
                                                             December 31
                                                             1999
                                                             ----------------
                                                             ($ in thousands)
                                                             ----------------

         Inventory write-down                                 3,518
         Equipment write-down                                 2,352
         Capitalized software write-down                      2,414
         Severance pay                                        5,950
         Others                                                 713
                                                             ------
                                                             14,947
                                                             ======

Note 20 - Discontinued Operations

         Before the approval of the financial statements for the year ended December 31, 1999 the Management, after receiving the approval of the Board of Directors, had completed a formal plan for disposal certain segments, as defined at APB opinion No. 30, by method of sale or abandonment.

         The activities whose operations it was decided to discontinue were:

         1. DNI (Data Networking/Internet) which operates in the field of developing and marketing software and certain hardware for data networking/internet, by way of abandonment until the last quarter of 2000. Therefore, a provision of $36 million was recorded for anticipated losses from abandoning this operation, from which, in Management's estimation, no significant proceeds will be had.

         2. TNN, Taditel and Tactel - three subsidiaries of TTL which merged with the Company at beginning of 1999. The subsidiaries are in the field of marketing equipment of Newbridge in Israel (TNN) and in the development, manufacturing and marketing of components to the Automotor Industries (Tactel and Taditel). The disposal of the subsidiaries intent to be by way of sales of their shares/activities to a non related parties.

         Summarized data for the discontinued operations is as follows:

         A.    Results of operations


                                                                                   Year ended December 31,
                                                                    ----------------------------------------------
                                                                    1999               1998              1997
                                                                    --------          -------            -------
                                                                        (In thousands, except per share amounts)
                                                                    ---------------------------------------------

         Net sales                                                   67,753             61,834            94,842
                                                                     -------           --------           -------

         Loss from discontinued operations before taxes
          on income                                                  24,622             19,210            11,920
         Taxes on income (loss)                                         614             (1,560)             (648)
                                                                     ------            --------           -------

         Loss from discontinued operations after taxes on
          income                                                     25,236             17,650            11,272
         Company's equity in results of investee
          companies, net                                                357               -                 -
                                                                     ------            -------            -------

         Loss from discontinued operations (net of
          income tax)                                                25,593             17,650            11,272
                                                                     ------            -------            -------

         Loss from disposal of discontinued operations
          (net of income taxes)                                      37,409               -                 -
                                                                     ------            -------            -------

                                                                     63,002             17,650            11,272
                                                                     ======            ========           =======

         Loss per Common Share
          Basic                                                      (0.70)              (0.23)            (0.15)
                                                                     ======              ======            ======
          Diluted                                                    (0.66)              (0.22)            (0.14)
                                                                     ======              ======            ======


         B. Net assets and liabilities of discontinued operations, consist:

                                                               December 31,
                                                               1999
                                                               -------------
                                                               (In thousands)
                                                               -------------

         Current assets                                         16,934
         Investments in subsidiaries                             4,915
         Property, plant and equipment, net                      1,225
         Other assets                                               35
         Current liabilities                                   (23,726)
         Non-current liabilities                                  (394)
                                                               ---------
                                                                (1,011)
                                                               =========



                               AUDITOR REPORT
                           To the shareholders of
                            Koor Properties Ltd.

I have audited the financial statements of Koor Properties Ltd. (hereinafter - the company) and the consolidated financial statements of the company and its subsidiaries: balance sheets as of December 31, 1999 and 1998 and the related statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the company's board of directors and management. My responsibility is to express an opinion on these financial statements based on my audit.

I did not audit the financial statements of consolidated subsidiaries, whose assets at December 31, 1999 and 1998 constitute approximately 27% and 24%, respectively, of total consolidated assets, and whose revenues for three years in the period ended December 31, 1999 constitute approximately 11%, 20% and 23%, respectively, of total consolidated revenues. The financial statements of those companies were audited by other auditors, whose reports have been furnished to me, and my opinion, insofar as it relates to amounts included for the foregoing subsidiaries, is based solely on the reports of the other auditors. Also, I did not audit the financial statements of certain associated companies, the company's interest in which as reflected in the balance sheets at December 31, 1999 and 1998 is adjusted NIS 4,726,000 and adjusted NIS 4,405,000, respectively, and the company's share in profits of which is a net amount of adjusted NIS 321,000 in 1999, adjusted NIS 1,263,000 in 1998 and adjusted NIS 514,000 in 1997. The financial statements of those companies were audited by other auditors whose reports have been furnished to me, and my opinion, insofar as it relates to amounts included for those companies, is based solely on the reports of the other auditors.

I conducted my audit in accordance with generally accepted auditing standards, including those prescribed by the Auditors (Mode of Performance) Regulations, 1973. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the company's board of directors and management, as well as evaluating the overall financial statements presentation. I believe that my audits provide a fair basis for my opinion.

In my opinion, based on my audit and the reports of the other auditors referred to above, the aforementioned consolidated financial statements present fairly, in all material respects, the consolidated financial position - of the company and consolidated - as of December 31, 1999 and 1998 and the results of operations, changes in shareholders' equity and cash flows - of the company and consolidated - for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles. Also, in my opinion, the abovementioned financial statements have been prepared in accordance with the Securities (Preparation of Annual Financial Statements) Regulations 1993.

As mentioned in note 2, these financial statements are presented in New Israeli Shekels adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.


                               YOSEF SHIMONY
                    Certified Public Accountants (Isr.)

                              Kost Forer & Gabbay      Phone: 972-3-6232525
                              2 Kremenetski St.        Fax: 972-3-5622555
                              Tel-Aviv 67899, Israel

March  19, 2000.
ERNST & YOUNG


                       REPORT OF INDEPENDENT AUDITOR

                           To the Shareholders of

                              KOOR TRADE LTD.



    We have audited the accompanying balance sheets of Koor Trade Ltd. ("the Company") as of December 31, 1999 and 1998 and the related statements of operations, changes in shareholders' deficiency and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We did not audit the financial statements of a company, the investment in which on the equity basis of accounting totaled NIS 43.2 million and NIS
50.5 million as of December 31, 1999 and 1998, respectively, and the Company's share in the net income of which totaled NIS 0.2 million, NIS 1.5 million and NIS 1.2 million for the three years in the period ended December 31, 1999, respectively. These statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to data included for this certain company, is based solely on the reports of the other auditors.

    We conducted our audit in accordance with generally accepted auditing standards in Israel, including those prescribed by the Israeli Auditors' Regulations (Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, an audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    The financial statements audited by other auditors were not received, the investments in affiliate was included at its adjusted book value as of December 31, 1998. The statement does not include the equity in the results of operations of the aforementioned affiliate for the year ended December 31, 1998.

    In our opinion, except for the matters described in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1999 and 1998 and the results of its operations, changes in shareholders' deficiency and cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles in Israel.

    As applicable to the Company's financial statements, generally accepted principles in the united states and in Israel are identical in all material aspects.

      Tel-Aviv, Israel                       KOST FORER & GABBAY
      March 20, 2000                         A Member of Ernst & Young
                                                  International



                       REPORT OF INDEPENDENT AUDITOR

                           To the Shareholders of

                          UNITED STEEL MILLS LTD.
                        (Under stay of proceedings)


    We have audited the accompanying balance sheets of United Steel Mills Ltd. (under stay of proceedings) ("the Company") as of December 31, 1999 and 1998 and the consolidated balance sheets for the same dates and the statements of income, changes in shareholders' equity and cash flows - the Company and the consolidated - for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management and Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards, including those prescribed by the Israeli Auditors' Regulations (Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's management and Board of Directors, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

    In our opinion, based on our audits and the reports of the other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of - the Company and the consolidated - as of December 31, 1999 and 1998, and the results of operations, changes in shareholders' equity and cash flows - the Company and the consolidated - for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles in Israel. Furthermore, in our opinion, the aforementioned financial statements comply with the requirements of the Israeli Securities Regulations (Preparation of Annual Financial Statements), 1993.

    As explained in Note 2, the aforementioned financial statements are presented in adjusted values according to the changes in the general purchasing power of Israeli currency, as required by Statements of the Institute of Certified Public Accountants in Israel.

    Without qualifying our review report, we wish to draw attention to the fact that the Company has suffered losses for the year ended December 31, 1999 in the amount of NIS 31 million and has a working capital deficiency as of that date in the amount of NIS 95 million. In addition, in December 1999, the Company's Board of Directors gave notice that it is unable to discharge the redemption of the principal of the debentures in January 2000, as described in Note 13. On March 16, 2000, the Haifa District Court issued an order to stay the proceedings against the Company and its subsidiaries, pursuant to section 350 to the Companies Law, 1999, and the Court also appointed a special trustee-manager on behalf of the Court to supervise the operations and businesses of the Company and its subsidiaries and to act as a special manager for the Company and its subsidiaries. These factors, along with additional factors set forth in Notes 1a (6), 13 and 14c raise significant doubts about the Company's ability to continue as a going concern. As described in Note 1a(6), an order to stay the proceedings against the Company and its subsidiaries was issued in order to enable the formation of a comprehensive recovery plan and to propose a settlement for the creditors.

    The financial statements do not include any adjustments with respect to the value of the assets and the liabilities and their classification which may be required should the Company not be able to continue to operate as a going concern.

Tel-Aviv, Israel                                  KOST FORER & GABBAY
March 22, 2000                                    A Member of Ernst & Young
                                                       International



                              AUDITORS' REPORT
                           To the shareholders of
                       SHERATON MORIAH (ISRAEL) LTD.


We have audited the accompanying balance sheet of Sheraton Moriah (Israel) Ltd. (hereinafter - the company) as at December 31, 1999 and the consolidated balance sheet as at that date, and the related statements of income (loss), changes in shareholders' equity and cash flows for the year ended on that date. These financial statements are the responsibility of the board of directors and company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain subsidiaries, whose assets constitute approximately 10.36% of total consolidated assets as at December 31, 1999 and whose revenues constitutes 0% of total consolidated revenues for the year ended on that date. The financial statements of the above subsidiaries were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those companies, is based solely on the reports of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards, including those prescribed by the Israeli Auditors (Mode of Performance) Regulation, 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the company's board of directors and management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the aforementioned financial statements present fairly, in all material respects, the financial position - of the company and consolidated - as at December 31, 1999 and the results of operations, changes in shareholders' equity and cash flows - of the company and consolidated - for the year ended on that date. Also, in our opinion, the aforementioned financial statements have been prepared in accordance with the Israeli Securities (Preparation of Annual Financial Statement) Regulations, 1993.

As explained in note 2, the aforementioned financial statements are presented in values adjusted to reflect the changes in the general purchasing power of the Israeli currency, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.

This report is based on our opinion on the financial statements for said year, which was given on March 15, 2000.

   LEVIN, DOV, ORLITZKY & CO.              BRIGHTMAN, ALMAGOR & CO.
   Certified Public Accountants (Isr.)     Certified Public Accountants (Isr.)


                                                   Ramat-Gan, June 19, 2000

EXHIBIT INDEX
-------------

    Exhibit No.     Exhibit
    -----------     -------

        1.1 Agreement dated December 31, 1999 between Koor and Clal Industries and Investments Ltd. for the sale of Koor's holdings in Mashav.

        1.2 Agreement dated November 10, 1999 between Tadiran and the Shamrock Group for the sale of Tadiran's interest in Tadiran Com.