Form 20-F
period 2000-12-31
KOOR INDUSTRIES LTD
filed 2001-07-02
CIK 791531

SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

                Annual Report pursuant to Section 13 or 15(d) of
                       the Securities Exchange Act of 1934

                   For the fiscal year ended December 31, 2000

                         Commission file number: 1-9178

                              KOOR INDUSTRIES LTD.
-------------------------------------------------------------------------------
    (Exact name of Registrant as specified in its charter and translation of
                         Registrant's name into English)

                                     Israel
-------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)

                   21 Ha'arbaa Street, Tel Aviv 64739, Israel
-------------------------------------------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                                     Name of Each Exchange
      Title of Each Class                             On Which Registered
      -------------------                             -------------------

     American Depositary Shares, Each              New York Stock Exchange
       Representing 0.20 Ordinary
   Shares, Par Value NIS 1.00 Per Share

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                                      None
       -------------------------------------------------------------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to
Section 15(d) of the Act:

                                      None
       -------------------------------------------------------------------
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

            15,901,407 Ordinary Shares, Par Value NIS 1.00 Per Share
            --------------------------------------------------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

         Yes   X           No
            -------          --------

Indicate by check mark which financial statements the registrant has elected to follow:

         Item 17   X       Item 18
                -------           --------



                             TABLE OF CONTENTS
                                                                           Page
                                                                           ----
Item 1.     Identity of Directors, Senior Management and Advisers............2
Item 2.     Offer Statistics and Expected Timetable..........................2
Item 3.     Key Information..................................................2
Item 4.     Information on the Company......................................13
Item 5.     Operating and Financial Review and Prospects....................45
Item 6.     Directors, Senior Management and Employees......................60
Item 7.     Major Shareholders and Related Party Transactions...............71
Item 8.     Financial Information...........................................73
Item 9.     The Offer and Listing...........................................77
Item 10.    Additional Information..........................................79
Item 11.    Quantitative and Qualitative Disclosures About Market Risk......92
Item 12.    Description of Securities Other than Equity Securities..........95
Item 13.    Defaults, Dividend Arrearages and Delinquencies.................95
Item 14.    Material Modifications to the Rights of Security Holders
            and Use of Proceeds.............................................95
Item 15.    [Reserved]......................................................95
Item 16.    [Reserved]......................................................95
Item 17.    Financial Statements............................................95
Item 18.    Financial Statements............................................95
Item 19.    Exhibits........................................................95




                              PRELIMINARY NOTE

         This annual report contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to Koor's business, financial condition and results of operations. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project" and "should" and similar expressions, as they relate to Koor or its management, are intended to identify forward-looking statements. Such statements reflect the current views and assumptions of Koor with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Koor to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this annual report. These risks are more fully described under Item 3, "Key Information - Risk Factors" of this annual report. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. Koor does not intend or assume any obligation to update these forward-looking statements.

         All references in this document to "Koor" are to Koor Industries Ltd., a company organized under the laws of the State of Israel, and all references to "the Koor Group," "we," "us," or "our" are to Koor and its consolidated subsidiaries and affiliates.

         In this annual report, unless otherwise specified or unless the context otherwise requires, all references to "$" or "dollars" are to U.S. dollars and all references to "NIS" are to New Israeli Shekels. Unless otherwise stated, certain amounts reported in adjusted NIS on Koor's consolidated financial statements for the year ended December 31, 2000 have been translated into U.S. dollars for the convenience of the reader at the exchange rate of the dollar on December 31, 2000 (NIS 4.041 = $1.00), as published by the Bank of Israel (see Note 2B(1) of Notes to our financial statements included elsewhere in this annual report). Therefore, it is possible to compute the dollar equivalent of any of the figures in adjusted NIS by dividing such NIS by the rate of exchange at December 31, 2000.

         In this document, all references to Koor's percentage of equity ownership in its subsidiaries are prior to having taken into account the possible dilution that may be caused by the exercise of options granted to executive officers of certain subsidiaries or of other convertible securities.

                                   PART I


Item 1.     Identity of Directors, Senior Management and Advisers.
            ------------------------------------------------------

              Not Applicable.

Item 2.     Offer Statistics and Expected Timetable.
            ----------------------------------------

              Not Applicable.

Item 3.     Key Information.
            ----------------

Selected Financial Data

         The following selected consolidated financial data as of December 31, 1999 and 2000 and for the years ended December 31, 1998, 1999 and 2000 has been derived from our financial statements. These financial statements have been prepared in accordance with generally accepted accounting principles in Israel, or Israeli GAAP, which differ in certain respects from U.S. GAAP (see Note 28 to the Financial Statements), and audited by KPMG Somekh Chaikin, independent certified public accountants in Israel. The consolidated selected financial data as of December 31, 1996, 1997 and 1998 and for the years ended December 31, 1996 and 1997 have been derived from other consolidated financial statements not included in this annual report and have also been prepared in accordance with Israeli GAAP and audited by KPMG Somekh Chaikin, except for the consolidated selected financial data as of and for the year ended December 31, 1996 which was audited by Kost, Forer & Gabbay, a member of Ernst & Young International. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to "Item 5, Operating and Financial Review and Prospects." and the Financial Statements and notes thereto and other financial information included elsewhere in this annual report.

         The financial data amounts are expressed in adjusted NIS or in dollars. For the convenience of the reader, the 2000 data contains translation of NIS into dollars. No representation is made that NIS amounts have been, could have been or can be converted into dollars at the prevailing rate on December 31, 2000, or at any other rate. All figures have been adjusted to reflect the increase in the Israeli Consumer Price Index, or CPI, and are accordingly all expressed in the terms of the purchasing power at December 2000, and not in the figures as originally reported.

                                                               Year Ended December, 31
                                ---------------------------------------------------------------------------------------
                                    1996          1997           1998          1999          2000           2000
                                ---------------------------------------------------------------------------------------
                                                        (In thousands, except per share data)
                                                            Adjusted NIS                                US Dollars
                                ---------------------------------------------------------------------------------------

Operating Data:
Israeli GAAP:

Sales ..................................  12,519,342     12,925,375     12,792,316      10,675,301       8,281,242      2,049,305

Gross Profit ...........................   2,822,887      3,035,346      2,925,292       2,545,435       1,979,830        489,936


Operating Earnings .....................   1,093,732      1,035,594        711,950         837,870         645,136        159,648
Financial expenses, net ................     137,569        151,843        251,015         358,289         330,681         81,832
Other income, net ......................     160,175        117,399        (71,270)        107,228         520,963        128,919
Minority interest, net .................     249,587        254,530        239,964          (2,472)         15,849          3,922
Result of discontinued
  activities, net ......................      16,590         15,929         69,420              --              --             --


Net earnings for the year ..............     692,396        537,337         47,121         549,119         267,687         66,243
Basic earnings per ordinary
    share ..............................       45.71          35.05           3.07           34.89           17.40           4.31
Diluted earnings per ordinary
  share ................................       43.38          34.05           3.07           34.56           17.32           4.29

Cash dividends declared per
 ordinary share ........................        6.41           7.56          13.94           14.10            3.80           0.94

U.S. GAAP:
Income  before extraordinary
  item .................................     661,760        478,098         41,373         532,424         250,694         62,038


Net income .............................     666,214        480,740         43,190         537,899         250,694         62,038
Earnings per ordinary share ............       44.09          32.03           2.77           34.20           16.30           4.03
Earnings per ADS .......................        8.82           6.41           0.55            6.84            3.26           0.81

Balance Sheet Data:
Israeli GAAP:
Working capital ........................   2,343,577      3,045,391      3,487,042         910,131         988,503        244,618
Total assets ...........................  13,638,925     14,853,291     17,785,548      17,370,600      14,768,417      3,654,644
Short-term debt ........................   1,829,827      2,186,861      2,730,806       3,559,014       2,695,516        667,042
Long-term debt .........................   2,024,935      2,103,303      4,695,801       4,070,334       3,320,514        821,706
Shareholders' equity ...................   4,040,471      4,532,206      4,075,918       4,384,714       4,306,250      1,065,640

U.S. GAAP:
Total assets ...........................  13,835,621     15,136,166     17,986,891      17,560,693      14,922,599      3,692,799
Shareholders' equity ...................   3,961,587      4,532,207      4,043,258       4,422,258       4,196,031      1,038,364

Number of  shares ......................  15,069,830     15,307,569     15,723,327      15,730,971      15,192,374             --


         Exchange Rate Information

         The following table shows, for each of the months indicated, the high and low exchange rates between New Israeli Shekels and U.S. dollars, expressed as shekels per U.S. dollar and based upon the daily representative rate of exchange as reported by the Bank of Israel:

   Month                                 High (NIS)          Low (NIS)
   -------------                      ---------------     ---------------
   December 2000                          4.103               4.041
   January 2000                           4.153               4.067
   February 2001                          4.143               4.100
   March 2001                             4.217               4.115
   April 2001                             4.226               4.139
   May 2001                               4.152               4.122

         The following table shows, for periods indicated, the average exchange rate between New Israeli Shekels and U.S. dollars, expressed as shekels per U.S. dollar, calculated based on the average of the exchange rates on the last day of each month during the relevant period as reported by the Bank of Israel:

   Year                                             Average (NIS)
   ---------                                        ---------------
   1996                                             3.195
   1997                                             3.465
   1998                                             3.810
   1999                                             4.153
   2000                                             4.068

         On June 28, 2001, the exchange rate was NIS 4.167 per U.S. dollar as reported by the Bank of Israel.

         The effect of exchange rate fluctuations on the business and operations of Koor is discussed in "Item 5. Operating and Financial Review and Prospects."

Dividends

         In determining whether to declare a dividend, Koor's Board of Directors may take into consideration, among other things, Koor's profits, business and financial conditions, the economic situation and other conditions, as deemed appropriate by the Board of Directors.

         Koor paid an interim dividend for 2000 of NIS 3.80 per ordinary share on July 3, 2000, and declared additional dividends for 1999 of NIS
2.70 and NIS 7.80 per ordinary share which were paid on January 11, 2000 and April 10, 2000, respectively.

         In April 2000, Koor's Board of Directors approved the repurchase, from time to time, of up to NIS 205 million worth of its shares in the open market. By September 2000, Koor had repurchased 538,592 ordinary shares (or about 3.4% of the ordinary share capital) at a cost of approximately NIS 203 million. This sum was deducted from Koor's shareholders' equity

Risk Factors

         Risks Related to Koor

         We depend on our subsidiaries and affiliates for dividends and management fees.

         Koor conducts its business primarily through its wholly and partially owned subsidiaries, and is dependent upon management fees and cash distributions from its subsidiaries and affiliates as a source of cash flow for funding its corporate level activities. Koor received management fees in the amount of NIS 40 million and of NIS 65 million in 2000 and 1999, respectively, pursuant to management agreements between Koor and certain subsidiaries and affiliates. In addition, in 2000 Koor received NIS 352 million in dividends from subsidiaries and affiliates, of which NIS 226 million was received from Telrad Networks Ltd. ("Telrad") and NIS 57 million was received from Koor Properties Ltd. ("Koor Properties"). In 1999, Koor received NIS 1,540 million in dividends from subsidiaries and affiliates, of which NIS 1,131 million was received from Tadiran Ltd. ("Tadiran"), including with respect to sales of interests in subsidiaries, and NIS 355 million was received from Mashav Initiating and Development Ltd. ("Mashav"). In recommending dividends and approving management fees, the directors and applicable committees of each subsidiary must take into consideration (i) Israeli corporate law, (ii) tax exemption for undistributed profits under the Law for the Encouragement of Capital Investments of 1959, (iii) the provisions of the charter documents of the subsidiary, (iv) the best interests of such subsidiary, and (v) any restrictive covenants that may be contained in financing or other agreements of such subsidiary. Certain of Koor's subsidiaries are subject to certain dividend payment restrictions derived from such certain subsidiaries' partnership structure, organizational documents, credit agreements and tax considerations. Koor's other principal sources of funds are from bank loans and sales of assets, including shares of Koor's subsidiaries. In the event that Koor was to experience a substantial reduction in the level of payments of dividends and management fees, there can be no assurance that alternative sources of cash flow will be available to Koor to carry out certain of its investment plans, to pay dividends on its capital stock and to service its debt.

         In addition, all unsecured indebtedness of Koor is effectively subordinated to all liabilities, including trade payables of Koor's subsidiaries. Any right of Koor to receive assets of its subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of Koor's indebtedness to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that Koor is itself recognized as a creditor of such subsidiary, in which case the claims of Koor would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by Koor. Under Israeli law, certain indebtedness of a company under liquidation, including certain indebtedness resulting from an employment relationship or tenancy and certain indebtedness resulting from governmental and municipal tax liabilities, may rank prior to other unsecured indebtedness.

         We need to develop and introduce new products in the telecommunication equipment and defense electronics businesses and we rely on licensed technology.

         For the years ended December 31, 2000 and 1999, the telecommunication equipment and defense electronics businesses accounted for approximately 40.4% and 33.1% of Koor's conso-lidated revenues, respectively, and for 72.2% and 82.5% of Koor's total research and develop-ment expenses, respectively. In addition, Koor's investment in ECI Telecom Ltd. ("ECI") accounts for 76.5% of Koor's total investments in the telecommunications equipment industry. The businesses and markets in these segments are characterized by rapid technological development. Consequently, the ability to anticipate changes in technology and to develop and introduce new and enhanced products incorporating such new technologies on a timely basis will be significant factors in the ability of the businesses in the telecommunication equipment and defense electronics businesses to grow and to remain competitive. Telrad Networks Ltd. (formerly Telrad Telecommunication & Electronic Industries Ltd.) ("Telrad"), Elisra Electronic Systems Ltd. ("Elisra") and ECI establish their own research and development priorities and budgets. In addition, certain of Telrad's products have been based on technology licensed from Nortel Networks Ltd. ("Nortel"). As a result, our ability to introduce new and enhanced products has been partially dependent on Nortel continuing to provide advanced technology to Telrad. However, following the completion of the establishment of Nortel Israel and the related change in Telrad's business, such reliance shall be substantially reduced. In addition, one of our objectives is to continue to seek to apply certain of the advanced technologies developed in our defense electronic businesses to new commercial products. However, there can be no assurance that such technologies will be successfully applied or that markets will develop for such products.

         We rely on the expiration of patents and depend on regulatory approval in the agrochemicals industry.

         For the years ended December 31, 2000 and 1999, agrochemicals business accounted for approximately 41.8% and 33.2% of Koor's consolidated revenues, respectively. Certain of Koor's subsidiaries specialize in the improvement and production of agrochemical generic products, which are products that are based on expired patents. Development of new generic products requires substantial expenditures for research and development, product registration, construction of production lines and marketing in support of new product introduction. An important component for the growth of the agrochemicals business is the successful introduction of new generic chemical products to the market in a timely manner (promptly after patents expire). Reintroduction of any new legislation to extend the life of patents on chemical products could adversely affect the ability of the agrochemicals business to introduce new products.

         Patent protection in Europe is valid for 20 years from the date of application. During the beginning of any patent term, the companies that own patents deal in licensing products in various countries. In February 1997, offices of the European Authority approved an extension of the validity of patents filed for registration since 1985. The extension of the patent term for an additional period ensures patent owners an additional period of exclusivity of 15 years from the date of receipt of first license, provided that the addition may not be greater than 5 years. In most countries, marketing of new products is conditional upon obtaining licensing from the competent authority. The obtaining of licenses is a lengthy process with substantial costs. A possible delay in the development of new products and/or in obtaining requisite licenses could have a negative effect on the results of activity and the financial status of Koor.

         Most countries require us to obtain regulatory approval prior to selling newly introduced products, which is both time consuming and expensive. Any delay in the development or introduction of new products or in obtaining regulatory approval from the countries where the Agrochemicals business markets its products may have a material adverse effect on our results of operations and financial condition. In addition, new developments in the field of trans-genetic plant species that are toxic to insects and plant species that are resistant to fungal disease may have an adverse effect on sales of the agrochemicals business.

         The investment in hi-tech companies carries with it a high level of risk.

         Up until the date of the financial statements, Koor, through Koor Corporate Venture Capital, or Koor CVC, invested a total of $86 million in venture capital funds and start-up companies. The investment in hi-tech and venture capital companies carries with it a high level of risk. The main risk factors are: (a) the uncertainty involved in advanced technological developments in the field of internet and telecommunications in light of the innovativeness involved in this sort of activity, and the lack of certainty that the product will be developed or that a market will be found for it, if and when it is developed, high marketing costs, and competition from others; (b) the uncertainty existing on the date of commencement of projects as to the total investment required for developing a product and the lack of certainty that funding will be found for the continued development and marketing of products, if developed; (c) the fast technological changes that characterize the fields of operation of the companies in which investments are made could reduce or cancel demand for products developed by the companies in which the investments are being made; (d) the dependence of start-up companies, including companies receiving investments, on their founders or on key personnel, especially in the areas of management and development; (e) the lack of certainty regarding the ability of a company receiving investments to recruit appropriate personnel, in particular when faced with increasing competition for quality personnel; (f) the lack of intellectual property protection for internet products and increased competition in this area; (g) the lack of ability to control and manage the corporation receiving the investment, and holding securities that constitute a minority as opposed to the entrepreneur who holds most of the shares in Koor.

         Telrad, one of Koor's significant subsidiaries, depends on one key supplier.

         Telrad, one of Koor's significant subsidiaries, has been substantially dependent upon its relationship with Nortel as a key supplier of technology and as a key customer of Telrad's products. For the years ended December 31, 2000 and 1999, approximately 23.2% and 18.1%, respectively, of Koor's consolidated revenues and 61.13% and 43.2%, respectively, of Telrad's revenues were derived from sales to Nortel. Although Telrad and Koor believe that the relationship with Nortel is generally good, if such relationship is terminated or diminished for any reason, it could have a material adverse affect on Telrad's business, financial condition or results of operation, which may have an adverse effect on Koor.

         The operations of the Koor Group are exposed to the risk of harming the environment.

         The operations of the Koor Group are exposed to the risk of harming the environment, as certain subsidiaries manufacture, use, transmit, store and sell toxic and other materials. The Koor Group believes that it is in fulfillment of the relevant environmental laws and regulations. The Koor Group bore considerable costs and investments in order to fulfill environmental laws and regulations. Koor cannot estimate the size of additional investments that might be required as a result of amendments to legal provisions, including investments in adjustment of products to requirements. In addition, the risks of causing environmental damage are not insurable risks.

         We are under investigation by the Israeli Office of Restrictive Trade Practices.

         On December 13, 1998 the Controller announced in a press release that the Investigations Department of the Israeli Office of Restrictive Trade Practices ("Israeli Antitrust Authority") has concluded the investigation regarding allegations of illegal restrictive arrangements between Koor, Tadiran Telecommunications Ltd. ("TTL"), Telrad, The Israel Telecommunications Corporation Limited ("Bezeq") and Bezeqcall Communications Ltd. in the field of the supply of public switches and in the N.S.R. area. According to the announcement, the investigators recommend indicting some of the examinees regarding some of the allegations investigated, and the Legal Department of the Israeli Antitrust Authority will decide if offenses were in fact committed and if there is a sufficient evidential basis for trial. As of June 20, 2001, no details were released about the findings of the Legal Department. Under the Law for Restrictive Trade Practices, 1988 (the "Israeli Antitrust Law"), a fine may be levied against an entity that has violated this law. There is also the possibility of negative repercussion in the civil domain, should it be proven that violations have indeed been committed. The management of Koor and its subsidiaries, after consultation with their legal counsel, are in the opinion that, at this stage, as long as the results of the Antitrust Commissioner's examinations have not yet been published, it is not possible to assess the possible developments in this matter, nor to evaluate if a significant loss is expected to result, if at all.

         Certain of Koor's subsidiaries have exposure from fluctuations in prices of raw materials and commodities.

         Certain of Koor's subsidiaries, primarily those in the agrochemical industry, have exposure to risk stemming from fluctuations in prices of raw materials and commodities. These companies tend to enter into long-term contracts and to guarantee prices in advance for half a year to one year.

         Reduction in worldwide spending for military products may adversely affect our earnings.

         For the years ended December 31, 2000 and 1999, sales of military products accounted for approximately 13.6% and 10.9%, respectively, of Koor's consolidated revenues. Around the world and in Israel there have been fluctuations in the demand for defense electronic products. Worldwide demand for military products has been generally declining during the past few years. In Israel, however, there has been a strengthening of the upward trend in demand for defense economic products as reflected in the size and rate of receipt of orders, and the increase in backlog which was approximately NIS 2.5 billion at the end of 2000. This trend would likely have a positive influence on the profitability and financial condition of Koor's defense electronics business. However, in the event expenditures continue to decline worldwide and are reduced in Israel for systems or projects of the type we produce or perform, and are not offset by greater foreign sales or other new systems or products, there will be a reduction in the volume of contracts or subcontracts we are awarded. Such reductions may result in a material adverse effect upon our results of operations and financial condition.

         Risks Related to Israel

         Exchange rate fluctuations and inflation in Israel impact our business.

         A significant portion of Koor's major subsidiaries and affiliates sales are made outside of Israel in dollars or other non-Israeli currencies and these companies incur significant portions of their expenses in NIS. Alternatively, some subsidiaries and affiliates whose sales are principally in NIS incur expenses in dollars or in other non-Israeli currencies. For example, a significant portion of the revenues of the telecommunication equipment, defense electronics and the agrochemicals businesses are in dollars, whereas a significant portion of expenses of these businesses are incurred in NIS and generally linked to the Israeli CPI. In addition, certain borrowings are linked to the dollar or other non-Israeli currencies or to the CPI. The rate of inflation in Israel in the past years is, however, gradually declining. During the calendar years 1998, 1999 and 2000 the annual rate of inflation was approximately 8.6%, 1.3% and 0%, respectively while the NIS was devalued against the dollar by approximately 17.6%, -0.2% and -2.7%, respectively. In 2000, inflation reached 0% for the first time ever, due to a reduction in prices worldwide and due to the high NIS interest rate. Continued deflation in Israel and the delay in or lack of any devaluation of the NIS in relation to the dollar and other currencies may have a material adverse effect on our results of operations and financial condition.

         To compensate for inflation in Israel and changes in the relative value of Israeli currency compared to the dollar and other currencies, we have adopted financial strategies, including entering into foreign currency transactions with respect to certain specific commitments and general hedging transactions with respect to monetary assets and liabilities denominated in non-Israeli currencies (including Brazilian currency). There can be no assurance, however, that such activities, or others that we may undertake from time to time, will eliminate the negative financial impact of such fluctuations.

         Conditions in Israel may affect our operations.

         Koor and its principal subsidiaries are incorporated under the laws of the State of Israel, where their principal offices and substantial portion of the Koor Group's operations are located. We are directly influenced by the political, economic and military conditions affecting Israel. Accordingly, any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its present trading partners, a significant increase in inflation or a significant downturn in the economic or financial condition of Israel could have a material adverse effect on our business, results of operations and financial condition. In addition, there are a number of countries, particularly in the Middle East, which restrict business with Israel or Israeli companies. There can be no assurance that restrictive laws or policies directed toward Israel or Israeli businesses will not have an adverse impact on the expansion of our business.

         The increased hostilities in the West Bank and Gaza Strip affect our tourism and other businesses.

         Since the end of September 2000, there has been an escalation of violence in the West Bank and Gaza Strip and increased terrorist activities within Israel, causing a sharp decrease in tourism to Israel and a further deceleration in all parts of the Israeli economy. The areas of tourism, communications, software and internet have been most effected by the increased hostilities and the recession in the Israeli real estate market became more entrenched.

         Many of our directors, officers and employees are obligated to perform military reserve duty in Israel.

         Generally, Israeli adult male citizens and permanent residents through the age of 48 are obligated to perform up to 39 days of military reserve duty annually. Some of our directors, officers and employees are currently obligated to perform annual reserve duty. Additionally, all such persons are subject to being called to active duty at any time under emergency circumstances. We have operated effectively under these requirements since we began operations. No assessment can be made, however, as to the full impact of these requirements on our workforce or business if conditions should change and we cannot predict the effect on us of any expansion or reduction of these obligations.

         Israel's economy may be destabilized.

         Israel's economy has been subject to a number of destabilizing factors. These include a period of severe inflation in the early to mid-1980s, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. For these and other reasons, the Government of Israel has intervened in different sectors of the economy. Such intervention has included employing fiscal and monetary policies, import duties, foreign currency restrictions and controls of wages, prices and foreign currency exchange rates. The Israeli government has periodically changed its policies in all of these areas. The policies may make it more difficult for us to operate our business as we have in the past.

         Service and enforcement of legal process on us and our directors and officers may be difficult to obtain.

         Service of process upon our directors and officers and the Israeli experts named herein, all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, since substantially all of our assets, all of our directors and officers and the Israeli experts named in this prospectus, are located outside the United States, any judgment obtained in the United States against us or these individuals or entities may not be collectible within the United States.

         There is doubt as to the enforceability of civil liabilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, in original actions instituted in Israel. However, subject to certain time limitations and other conditions, Israeli courts may enforce final judgments of United States courts for liquidated amounts in civil matters, including judgments based upon the civil liability provisions of the Securities Act and the Securities Exchange Act.

         We depend on the availability of certain government benefits and programs.

         We derive and expect to continue to derive benefits from various programs and laws in Israel including tax benefits relating to our "Approved Enterprise" programs and grants from the Office of the Chief Scientist, or OCS, for research and development. For the years ended December 31, 2000 and 1999, Koor's consolidated companies benefited from government investment grants of approximately NIS 15 million and NIS 45 million, respectively, and received government grants in the fields of research and development approximately NIS 29 million and NIS 52 million, respectively. To be eligible for these grants, programs and tax benefits, we must continue to meet certain conditions, including making certain specified investments in fixed assets from our equity. From time to time, the Israeli government has discussed reducing or eliminating the availability of these grants, programs and benefits. A change in government policy in these areas is liable to have a negative affect on profitability and on Koor's financial condition.

         Under this law, by virtue of the "approved enterprise" status granted to certain enterprises of several investees, these companies are entitled to various tax benefits. The income derived from these enterprises during a period of up to 10 years, from the year in which these enterprises first had taxable income (limited to 12 years from commencement of production or 14 years from the date of the approval, whichever is earlier), is subject to a corporate tax rate of 0-25%. For fixed assets serving the approved enterprise, investees are entitled to an accelerated amortization deduction over five years.

         In the event that an investee distributes a dividend to shareholders out of income attributable revenues from an approved enterprise which received a tax exemption, the company that distributes the dividend would be liable to tax at 25% of the earnings distributed. Deferred taxes in respect of income from approved enterprises were not provided, since it is the Group's policy not to initiate a distribution of dividend that involves an additional tax liability to the Group.

         Benefits are conditional upon the fulfillment of terms set out in law or in deeds of approval. Non-fulfillments of terms could cause cancellation of the benefit, in whole or in part, and the return of benefit sums, plus interest and linkage differentials. The investees met all terms set out as above as at the dates of the financial reports.

         As security for the implementation of the approved projects and compliance with the conditions of the approval, a charge has been registered on the above subsidiaries' assets in favor of the State of Israel.

         Risks Related to Our Ordinary Shares

         Our share price may be volatile and may decline.

         Numerous factors, some of which are beyond our control, may cause the market price of our ADSs or ordinary shares to fluctuate significantly. These factors include, among other things, announcements of technological innovations, earning releases by us or our competitors, market conditions in the industry and the general state of the securities markets (with particular emphasis on the technology and Israeli sectors of the securities markets).

         Our operating results in one or more future periods may fluctuate significantly and may cause our share price to be volatile.

         Our quarterly operating results may be subject to significant fluctuations due to various factors, including divestitures of companies, competitive pressures and general economic conditions. Because a significant portion of our overhead consists of fixed costs, our quarterly results may be adversely impacted if sales fall below management's expectations. As a result, our results of operations for any quarter may not necessarily be indicative of results for any future period. Due to all of the foregoing factors, in some future quarters our sales or operating results may be below the expectations of public market analysis or investors. In such event, the market price of the ADSs would likely be materially adversely affected.


Item 4.  Information on the Company

         We are a company limited by shares organized and existing under the laws of the State of Israel. We were initially incorporated in 1944 and our full legal and commercial name is Koor Industries Ltd.

         The address of our registered office is 21 Ha`arbaa Street, Tel Aviv 64739, Israel, and our telephone number is 972-3-623-8333. The address of our internet website is: www.koor.com. Our ADSs are listed on the New York Stock Exchange and our ordinary shares and convertible debentures are listed on the Tel-Aviv Stock Exchange.

General

         We are a diversified investment holding company. We are engaged, through our direct and indirect wholly and partially owned subsidiaries and affiliates, in the following core businesses: telecommunication equipment, defense electronics and agrochemicals as well as in other businesses. We are also engaged in seeking out new investment opportunities in high technology and life science businesses. In 2000, international sales represented approximately 65% of our consolidated revenues. A majority of our revenues are derived from businesses in which we are the leading producer or provider of such goods and services in Israel. In 2000, we reported NIS 8.3 billion ($2.0 billion) of consolidated revenues, NIS 645 million ($160 million) of consolidated operating earnings, and NIS 268 million ($66 million) of consolidated net earnings.

Business Overview

         Strategy

         In October 1997, as a result of certain transactions, the Claridge Group (comprised of Claridge Israel Ltd. (Claridge) and affiliated entities) became the largest shareholder of Koor, holding of record, as of June 20, 2001, 35.5% of the outstanding ordinary shares. Beginning in July 1998, Koor initiated an extensive corporate restructuring program, designed to transform itself into a diversified investment holding company with controlling stakes in leading high-growth, export-oriented Israeli companies. Based on these criteria, Koor has made the strategic decision to focus on three businesses: telecommunication equipment, defense electronics and agrochemicals. Koor's holdings in these businesses have the potential to grow internally, as well as through mergers and acquisitions.

         Management has implemented key elements of the strategic program to date, including a substantial capital reallocation process, in which proceeds from the sale of low growth domestic businesses have been re-invested to increase Koor's stakes in its core businesses. In this regard, in 1999 and in the beginning of 2000, Koor continued to divest itself of non-core holdings, including its interests in Koor Finance, Contahal, Merhav, the Switching Division of Tadiran Telecommunications, Tekem (ATL), Tadiran Information Systems, Koor Metals, Phoenicia, Yonah, Tadiran Com, Tadiran Telematics, Mashav (Nesher), Merkavim Metal Works Ltd. ("Merkavim"), Middle East Tube Co. Ltd. (Metco) and the Q Group PLC ("Q Group").

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

         The Telecommunication Equipment Business

         The activities in this business are conducted primarily through ECI and Telrad. Until 1999, this business also included the activities of TTL, which was merged into ECI, effective as of January 1, 1999.

         Koor's telecommunication equipment business generated NIS 2,201 million and NIS 2,200 million of revenues in 2000 and 1999, respectively, representing 26.6% and 20.6%, respectively, of Koor's consolidated revenues for such years. International sales accounted for 68.5% and 70.0% of the revenues of the telecommunication equipment business for 2000 and 1999, respectively.

         A substantial portion of the sales made by the telecommunication equipment business, other than those of ECI which were not consolidated in 1999 and 2000, are made to one principal customer: Nortel. In 2000, the sales to Nortel represented 53%, of the telecommunication equipment business' revenues. In May 2000, Koor, Telrad and Nortel entered into an agreement to establish a new company under the name Nortel Israel. This venture, in which Nortel is the majority shareholder and Koor owns 28%, acquires and operates Telrad's public switching and TX1 Systems businesses, which currently comprise the majority of Telrad's sales to Nortel.

         The principal companies in the Telecommunication Equipment business are:

                           Percentage
                           Of Equity
                           Ownership       Principal Products and Services

ECI Telecom Ltd.             34.96%(1)     Telecommunication equipment
                                            and systems
Telrad  Networks Ltd.       100.00%        Telecommunication equipment
                                            and systems


(1) Not consolidated in Koor's Financial Statements and not included in backlog data. The ordinary shares of ECI are quoted on Nasdaq (NASDAQ: ECIL).

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

         ECI is in the advanced stages of a reorganization process that it announced in 2000. The principal goal of the reorganization plan is a horizontal split of the five main business units of ECI, in order to turn them into separate public companies directly owned by the current shareholders of ECI. In light of the changes in the US capital market and in the field of communications worldwide that occurred during the second half of 2000, ECI is also examining other possibilities aimed at realizing the underlying value of the new companies.

         On January 1, 2001, ECI set up five wholly owned subsidiaries which received the employees of the various operational departments, as follows:

             1. Enavis Networks Ltd. (formerly the Transport Networks division of ECI), which provides network management systems and other products that enable telecommunications service providers and large business networks to construct communications networks in an efficient manner;

             2. Inovia Telecoms Ltd. (formerly the Access Networks division of ECI), which provides products that increase the line capacity for the local subscriber loop;

             3. Lightscape Networks Ltd. (formerly the Optical Networks division of ECI), which provides optical networking products that comply with a number of international transmission standards;

             4. InnoWave Ltd. (has always been maintained as a separate subsidiary), which provides wireless access solutions for the local subscriber loop; and

             5.   ECI Telecom - NGTS Ltd. (formerly the NGTS division of
                  ECI), which provides products intended to increase the transmission capacity of satellite communication, optical cables, microwave and coaxial cables.

         The plan of reorganization is to be effectuated by the ECI's transferring the relevant assets and liabilities of the business to be conducted by each subsidiary to that subsidiary. The plan contemplates that ECI will continue to operate its existing manufacturing business, will continue to hold its shares in ECtel Ltd. and various start-up companies, and will perform, on an interim basis, management, technology, administrative and other services for the subsidiaries.

         ECI's revenues, gross profit, losses from continuing operations and net income in 2000, as reported in its financial report, amounted to $1,170 million, $451 million, $(60) million and $91 million, respectively. ECI is included in Koor's Financial Statements on an equity basis.

         Share Ownership Information. Since the beginning of 1999, Koor has increased its stake in ECI to 34.96 % (as of June 20, 2001) through the following transactions: the exercise of a call option to purchase an additional 5% interest in ECI from Clal Electronics on February 8, 1999 for NIS 593 Million ($142 Million); the merger between ECI and TTL pursuant to which Tadiran received a 12.5% interest in ECI; additional open market purchases by Koor; and the effects of an open market stock buyback program by ECI.

         In 1998, Koor and Clal Electronics entered into a voting agreement, pursuant to which both companies agreed to vote their shares at the ECI General Meeting of shareholders to permit Koor to nominate a majority of the directors of ECI, and to permit Clal Electronics to nominate 20% of the directors.

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

         In October 1999, Ectel Ltd., a wholly owned subsidiary of ECI, whose principal business is the development, production and marketing of fraud detection systems in communication networks and improvement of traffic quality in communication networks, completed an initial public offering on Nasdaq. As a result of this offering, ECI recorded a capital gain of $29.7 million. ECI holdings in Ectel declined to 75%. In October 1999 Telegate Ltd., an affiliate of ECI completed a share and capital notes exchange transaction with Terayon Communications Systems Ltd., which resulted in a capital gain to ECI of $25.5 million. ECI recorded an additional gain of approximately $31 million in the first quarter of 2000 in connection with the transactions related to the exchange offer.

         In 1999, ECI recorded a loss of approximately $37 million as a result of the termination of four different discontinued operations. In addition, in 1999 the current loss from these discontinued operations amounted to approximately $26 million.

         An additional step in this course of action was the sale of operations which were not part of ECI's core businesses. Similarly, ECI intends to act in order to realize operations in the business systems division. As part of this plan, it was resolved to cease producing and developing certain products, to lay-off employees and to remove equipment that would become redundant in the new organizational structure. ECI has noted allocations in reports released in 2000 for reorganization expenses in the sum of $ 26 million and allocations for reduction of the value of fixed and intangible assets in the sum of $23 million based on external evaluation. ECI losses according to Israeli GAAP, totaled $147 million in the fourth quarter of 2000 and a total of $ 67 million for 2000. ECI's results for 2000 include capital gain of approximately $31 million from the sale of Terayon shares, which was recorded in the first quarter of 2000. Its results for the second quarter of 2000 include one-time expenses of approximately $29 million in respect of the purchase of R&D in process, deriving from acquisition of companies.

          ECI's losses in accordance with Israeli GAAP totaled $270 million in the first quarter of 2001, compared to income of $68 million in the first quarter of 2000. This loss includes a non-recurring expense of $185 million for the writing-off of inventories, capital losses and reorganization expenses. ECI's loss in the first quarter of 2001 in accordance with U.S. GAAP was $256 million.

         As a result of the continuing drop in global demand for communications products including ECI's products, the uncertainty with regard to the recovery of the market, the significant reduction in ECI's sales forecasts and the change for the worse in the indications recently received about the fair value of ECI in general, and each of the spun-off companies in particular, Koor's management decided to to reduce the book value of the investment in ECI by NIS 208 million, to NIS 2,193 million. The reduction is presented as a write-off in Koor's financial statements under the line item captioned "Group's equity in the operating results of affiliates, net".

         On March 4, 2001 Koor and Tadiran entered into an agreement pursuant to which Tadiran sold to Koor all the shares of ECI held by it, at the market price prevailing on the date of the sale.

         In June 2001, Koor purchased additional 1,613,478 shares of ECI at the price of $5.06 per share which represent 1.7% of the outstanding of ECI's shares.

         Three putative shareholder class action lawsuits were filed against ECI and several of its former officers on and after June 12, 2001. The plaintiffs in each such action seek to represent a class of investors in ECI's securities throughout a specified period, approximately from May 2000 to February 2001. The plaintiffs allege that ECI and the individual defendants made false and misleading statements about ECI's financial condition, revenues, expenses and results of operations, in violation of federal securities laws and seek damages in an unspecified amount. ECI believes that the plaintiffs' claims have no basis and intends to vigorously defend the actions. At this preliminary stage of the proceedings, ECI cannot predict the outcome of the litigation, nor can it make any estimate of the amount of damages, if any, for which it will be held responsible in the event of a negative conclusion to the litigation.


         Telrad

         Telrad is a leading Israeli company in today's telecommunications market.

         Its primary activities are performing projects of development and building of advanced systems in the Telecommunications field and the development, manufacturing and selling of advanced OEM products to the international markets. In addition, Telrad sells to the local and international markets its own brand of PABXs (Private Automatic Branch Exchange). Telrad's operations are divided into three independent market-oriented divisions.

         Nortel Telecom Solutions (NTS) - Is responsible for R&D as well as sales and support of OEM products to Nortel.

         Advanced Operations Solution (AOS) - This division is responsible for all the production of Telrad and operates directly and through subcontractors.

         Ventures - Establishing subsidiaries (Spin-offs and Start-ups - see below `Start-ups and new subsidiaries')

         Reorganization plans

         In November 1998, Telrad's Board of Directors approved a reorganization plan. According to Telrad's new organizational structure, Telrad's operations were divided in 1999 into three independent market-oriented divisions. At the end of 1999, Telrad's Board approved an additional restructuring program at the cost of NIS 85 million (pre-tax) for the release of additional employees. This plan is in addition to the first plan that was provided for in 1998 at the cost of NIS 223 million (pre-tax). Until December 31, 1999, Telrad's work force was reduced by approximately 950 employees without disturbances to labor relations mainly through voluntary resignations and early retirement, and approximately 100 more employees retired by the end of the first quarter of 2000. In 2000, Telrad included in its Financial Statements an expense of NIS 257 million (pre-tax) following the approval of Telrad's Board for a plan to reduce its work force by another 388 employees.

         As part of Telrad's reorganization plan, Telrad effected the spin-off of certain of its technology and development divisions and formed them into separate start-up subsidiary companies, in order to provide Telrad with new sources of proprietary technology-based growth in the telecommunications fields.

         Start-ups and new subsidiaries

         During the period starting at the end of 1999 until mid-2000, Telrad effected the spin-off of or established several start-up companies.

         Be Connected Ltd. Be Connected is involved in the developing and marketing of next generation integrated broadband access solutions to support all types of services (narrowband & broadband) for the telecom market.

         During 2000, Be Connected raised $15 million from Cisco Systems Inc., the international communications company, at a post-money valuation of $140 million.

         Com-Match Ltd. Com-Match is a pioneer IP-to-PSTN and IP-IP access solutions provider. Its carrier-grade, HW & SW integrated set of solutions offer full interoperability between current PSTN and Next-Gen IP networks. ComMatch's sales in 2001 totaled NIS 2.088 million.

         Telrad Hawk Net I Ltd ("Net I"). Net I is a provider of Fraud & security Management systems for IP and NGN designed to meet evolving market needs.

         Firebit Ltd. Firebit provides network based security and resource sharing solutions through a broadband ready service delivery platform operated by service providers/operators.

         Telrad Tenecs Ltd. On April 2001, Telrad created spin-off of its "Digital-Keybox" line of product and established Telrad Tenecs Ltd. In 2000, the sales of this product line amounted $43 million. The sale of its products to the U.S. market is performed by its U.S. subsidiary, Telrad Tenecs Inc.

         At the beginning of 2001, Telrad closed two of its subsidiaries, Galaxtel and Aptonix, as part of its program to reduce costs.

         On January 31, 2001 Telrad sold Felix Telecom, its subsidiary in Romania, for $1.8 million.

         Relationship with Nortel

         Telrad held licenses to the know-how underlying the digital switching and transmission systems utilized in its public and private switches pursuant to agreements with Nortel.

         In January 1995, Telrad entered into a cooperation agreement with Nortel that enabled Telrad to market Nortel products in Israel and other specified territories and to sell Telrad developed products to Nortel.

         In January 1997, Nortel exercised an option, granted in 1995, to purchase 20% of Telrad's ordinary shares for $45 million. According to the shareholders agreement, Nortel had a put option to sell its Telrad shares. In January 1997, Telrad licensed the right to use certain existing and future know-how from Nortel for a ten-year period, for which Telrad was unconditionally required to pay Nortel NIS 62 million ($15 million).

         All of the foregoing agreements with Nortel have been changed due to the implementation of the following agreements concerning the establishment of Nortel Israel.

         In May 2000, Koor, Telrad and Nortel signed an agreement to establish a new company under the name of "Nortel Networks Israel (Sales and Marketing) Ltd" ("Nortel Israel"). Nortel holds 72% of this new venture and Koor and Telrad hold 28%.

         Nortel Israel acquired from Telrad the sales, marketing and support functions of its public switching and TX1 systems businesses and Telrad's operations in these fields in Israel and in several export markets. In addition, Nortel Israel represents all of Nortel's activities in Israel.

         Koor invested approximately $5.6 million in the share capital of Nortel Israel and provided a shareholder's loan of $42 million. The loan is repayable in 2003, and bears intrest at 6% per year.

         The transactions contemplated by the agreement closed on August 31, 2000 and Telrad sold these businesses to Nortel Israel for approximately $ 90 million as well as the value of the transferred assets. The business operations that Telrad sold to Nortel Israel constitute approximately 40% of Telrad's business.

         As a result of these transactions, Koor recorded a capital gain (after tax) in the third quarter of 2000 of approximately NIS 258 million.

          Telrad retained its proprietary key system business known as SBS and its telecommunications start-up businesses as well as continuing to manufacture directly and through outsourcing arrangements (see discussion below regarding the sale of the Ma'alot plant) and undertake research and development on behalf of the new company and Nortel.

         As part of the overall agreement, Koor acquired Nortel's 20% stake in Telrad for $45 million and invested, together with Telrad, $49 million in shares and loans to Nortel Israel.

         In addition, Koor and Telrad were granted a put option to sell its holding in Nortel Israel to Nortel and gave Nortel a call option. These options are exercisable at the end of three years, at a price based on a formula set forth in the agreement.

         As part of the agreements, the parties decided on the terms by which Telrad will supply certain products to Nortel Israel and to other Nortel entities.

         Sale of Ma'alot plant

         In September 2000, Telrad sold its plant in Ma'alot to Israel EMS Ltd. ("SCI") for $31 million. This sale included inventory, fixed assets and additional tangible property. In accordance with the sale agreement, SCI undertook to manufacture for Telrad electronic products for a period of at least four years. These electronic products are sold to Nortel after Telrad's inspection and finalization. In addition SCI paid a premium to Nortel and Telrad, Telrad's share was $5 million. As a result of the transaction, Telrad record a capital gain, after tax, of NIS 20 million.

         Credit Risk Exposure

         As part of the above mentioned agreement with Nortel, Telrad retained the receivables from the related sales to customers in countries that typically include extended credit terms, that involve certain risks in light of the political and economic conditions. Such countries include Ethiopia, Papua New Guinea, Myanmar, the Palestinian Authority, Chile, Bolivia and Georgia.

         As of December 31, 2000 and 1999, Telrad's long-term credit risk exposure from these agreements amounted to NIS 153 million and NIS 216 million respectively.

         Dependence on Key Customers and Suppliers

         Telrad is substantially dependent upon its relationship with Nortel as a key customer of Telrad's products. For the years ended December 31, 2000 and 1999, approximately 14.2% and 7.8% respectively, of Koor's consolidated revenues and 61% and 43%, respectively, of Telrad's revenues were derived from sales to Nortel. This dependence increased after the completion of the transaction with Nortel Israel. In addition, Telrad also relies on SCI as a key subcontractor for the products sold to Nortel.

         Cost Reduction Plan

         A major decline in the international communications industry began at the end of the year 2000. Due to the decline, Nortel decided to reduce significantly the purchases from Telrad.

         As a result of the sharp decline in its sales, the management of Telrad decided, at the beginning of the year 2001, to take several steps to minimize the damage.

         These steps, in addition to the Reorganization plan, included reductions of costs, including shutting down 2 start-up subsidiaries, pausing all recruitment of new personnel and cutting down in various costs such as advertising, travel abroad and exhibitions.

         Telrad's Backlog.

         As of December 31, 2000, Telrad had no backlog of confirmed orders, due to the decline of the Telecommunications market, compared to aggregate backlog of confirmed orders of NIS 1,247 million, as of December 31, 1999.

         Defense Electronics Business

         The activities in this business are conducted through various former subsidiaries of Tadiran, including Elisra, Tadiran Electronic Systems Ltd. ("Tadiran Electronic") and Tadiran Spectralink Ltd. ("Tadiran Spectralink," and collectively with Elisra and Tadiran Electronic, "the Elisra Group"), and principally involves the design, manufacture, distribution and support of a wide range of advanced electronic systems, primarily for military purposes. Koor's defense electronics business had revenues of NIS 1,333 million and NIS 1,147 million for 1999 and 2000, respectively, representing 12.5% and 13.9%, respectively, of Koor's consolidated revenues during such periods. In 2000, the majority of the sales of defense electronic business were made to defense-related customers.

         In 2000, the Elisra Group's sales to the Israeli Ministry of Defense (IMDF) represented 17% of the Elisra Group's revenues.

         The principal companies in the Defense Electronics business are:
                                         Percentage
                                         Of Equity
                                         Ownership       Principal Products and Services

Elisra Electronic Systems Ltd.           100.0           Electronic warfare, equipment and systems
Tadiran Electronic Systems Ltd.          100.0           Command, control, communications and intelligence
                                                         systems for defense applications
Tadiran Spectralink Ltd.                 100.0           Advanced data and video links for military use
BVR Systems (1998) Ltd.                  46.0(1)         Advanced military training and simulation systems

(1) The ordinary shares of BVR are quoted on Nasdaq (NASDAQ: BVRS).

         On January 20, 2000, in an effort to simplify Koor's corporate structure, Koor, Tadiran and Elisra entered into an agreement pursuant to which Tadiran transferred all of its holdings in Elisra to Koor free of charge, effective as of January 1, 2000. In addition, Tadiran transferred its shares in Tadiran Electronic and Tadiran Spectralink to Elisra, also free of charge. On June 28, 2000, upon receipt of the relevant approvals, the share transfers were completed.

         Elisra Electronic Systems Ltd. ("Elisra")

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

         Tadiran Electronic Systems Ltd. ("Tadiran Electronic")

         Tadiran Electronic is engaged in providing solutions for a variety of customers in the field of C4I (Command, Control, Communication, Computing Intelligence), EW COMINT systems and spectrum management and control systems.

         An array of electronic hardware and computer software is incorporated into the C4I systems, which enable the collection, processing, analysis and display of large quantities of information to facilitate effective dissemination and accelerate decision making for better Battle Management capabilities.

         Tadiran Electronic has developed a simulator for a Tactical Ballistic Missile (TBM), Defense Battle Management Center for the U.S. Ballistic Missile Defense Organization (BMDO) and the Israeli Ministry of Defense. The simulator is currently operating and providing information for both organizations.

         Tadiran Electronic is also a supplier of the Battle Management Center of the Israeli Arrow Defense weapons system.

         Tadiran Electronic's activities in the field of electronic warfare systems involve the design, development and distribution of a broad range of strategic and tactical electronic warfare systems for ground, naval and airborne platforms. Passive electronic warfare systems analyze and display information with respect to incoming signals and weapons, while active electronic warfare systems render hostile communication ineffective through electronic countermeasure techniques.

         Based on electronic warfare technology, a new range of commercial applications have evolved in the area of spectrum management control. Integrated spectrum management and monitoring systems provide nationwide solutions to various telecommunication administrations.

         Tadiran Spectralink Ltd.

         Tadiran Spectralink Ltd. develops and manufactures data and video links for a variety of applications, including unmanned aerial vehicles, guided weapons and satellite communications. Based on these links, command and control systems for airborne and naval applications are developed.

         BVR Systems (1998) Ltd. ("BVR")

         As part of its strategy to focus on the defense electronics business, in 1999 Koor and Elisra acquired a 28.6% interest in BVR. BVR is a diversified world leader in advanced military training and simulation systems, which offers highly efficient and cost effective solutions for the simulation, training and debriefing needs of modern air, sea and ground forces. Koor acquired its interest in BVR through open market share purchases at various prices with an aggregate cost of NIS 20 million and through the acquisition by Elisra of shares in BVR in a private placement transaction for an aggregate consideration of NIS 14 million.

         During 2000, Elisra acquired shares of BVR from several third parties and through a private placement for approximately $10 million. Elisra also purchased all the shares held by Koor in BVR. During the third quarter of 2000, a provision of approximately NIS 40 million was recorded for the write-off of part of the goodwill, due to a decrease in the value of the shares that is not of a temporary nature. As at the end of year 2000, Elisra's holdings in BVR amounted to 46%. Elisra has the right to appoint five out of nine nominees to BVR's Board of Directors.

         Since September 30, 2000, BVR is consolidated in Koor's financial statements.

         Sales to governments, their agencies and government-controlled companies within the telecommunication equipment and defense electronics businesses, are subject to substantial governmental regulation affecting the award, performance, payment and termination of government contracts.

         As of December 31, 2000, the defense electronics business had an aggregate backlog of confirmed orders of NIS 2,492 million ($ 617 million) compared to NIS 1,848 million, as of December 31, 1999. In the first quarter of 2001 the defense electronics business received new orders of approximately $72 million.

         During the first quarter of 2001, the management of Elisra decided to write-off an amount of $8.3 million from the balance of goodwill of B.V.R. (a subsidiary of Elisra) based among other things on its business operations, order backlog and updated evaluations regarding its marketing potential. The write-off is presented at item "other income (expenses), net".

         On March 17, 2001, a fire broke out in the plants of its subsidiaries, Tadiran Systems Ltd. and Tadiran Spectralink Ltd. In the opinion of the management of the above companies based on, among other things, the opinion of its legal advisors, the value of compensation received from the insurance companies will not be less than the amount of fire damages. In estimating the said compensation, the amounts for less of interim profits of $3.8 million recognized in previous periods for "work in process" damaged in the fire, have not been included. These amounts are reflected in the Consolidated Statement of Income in line item "other income (expenses), net".

         Agrochemicals Business

         The activities in the agrochemicals business are conducted primarily through the direct and indirect subsidiaries of Makhteshim-Agan Industries Ltd. ("MA Industries"), which are Makhteshim Chemical Works Ltd. ("Makhteshim"), Agan Chemical Manufacturers Ltd. ("Agan") and Milenia Agro Ciensias S.A. ("Milenia") (collectively, the "MA Group"). These companies are leading international suppliers of generic crop protection products. Makhteshim and Agan are Israel's largest producers of insecticides, fungicides and herbicides. Agan is also a manufacturer of synthetic aroma chemicals. The agrochemicals business had revenues of NIS 3,460 million and NIS 3,541 million in 2000 and 1999, respectively, representing 41.8% and 33.2%, respectively, of Koor's consolidated revenues during such periods. International activities, primarily sales in Europe, North America and Latin America, accounted for 89.2% and 89.3% of the Agrochemicals business' revenues in 2000 and 1999, respectively.

         The principal companies in the agrochemicals business are:

                                     Percentage
                                     Of Equity
                                     Ownership       Principal Products and Services

Makhteshim-Agan Industries Ltd.        59.9(1)       Holding Company
Makhteshim Chemical Works Ltd.       100.0(2)        Insecticides and fungicides and other chemicals
Agan Chemical Manufacturers Ltd.     100.0(2)        Herbicides and synthetic aroma chemicals
Milenia Agro Ciensias S.A.           100.0(2)        Formulation and distribution of crop protection
                                                     chemicals

(1)  The ordinary shares of MA Industries are traded on the TASE.
(2)  Indicates the percentage of direct ownership by MA Industries.

         The Agrochemicals Business Environment in 2000

         During 2000, the global agrochemicals market decreased by approximately 1% in real terms which the MA Group believes was due to the following factors: the low prices for agricultural crops, the reduction in the amount of land cultivated in western Europe in the wake of the land set-aside policy, the use of genetically engineered seeds in the U.S. and Argentina. At the same time, the year 2000 was characterized as a year in which the expansion of the use of genetically engineered seeds slowed.

         The slump in agricultural commodity prices (soy, wheat, and corn) continued in 2000, as a result of the oversupply and erroneous planting plans. In 2000, there was an increase of 3.3% in the soy planted area and 6% in output, whereas wheat output fell by 0.5% and corn increased by 0.3%. In the near future, no significant improvement is expected in the price levels of these commodities.

         2000 was the second year in which there was significant use of genetic engineering technologies in agriculture. However, this market continues to comprise less than 10% of the total market. For now, the growth in this sector appears to have slowed considerably. The key business emphasis remains on the cost-benefit advantages of using genetically engineered inputs (input traits). However, the broad opposition shown to their use, mainly among European and Japanese consumers, considerably reduced the willingness of additional farmers to use these technologies.

         In 2000, the move towards consolidation among the major multinational companies in the agrochemicals industry continued, and resulted in fewer but larger competitors in this field. This wave of mergers created huge gaps between the turnovers of the merged companies and of companies that did not participate in the current round of mergers. This fact puts pressure on the latter to continue to search for opportunities to expand their operations or, alternatively, to withdraw from the market. In any event, it appears that the merger trend will continue. As a result of the mergers, most of the companies were forced to divest several of their products as a condition for approval of the mergers by anti-trust authorities. For example, Syngenta divested products with annual sales turnover of hundreds of millions of dollars in the first round. Consequently, a relatively large number of attractive products were put up for sale, some at favorable prices. The sale of additional products is expected as the merger process continues, with the rationalization of the product portfolios of the merged companies intensifying. This phenomenon creates one-time opportunities for companies that are focused and committed to the industry, including Makhteshim-Agan.

         Already in 1999, the MA Group assessed that the industry's restructuring would create business opportunities. The focus was on maximizing the potential to substantially improve Koor's portfolio. A mapping and analysis was performed of the products offer for sale in tenders. These were a result of requirements by the European Commission in order to approve the various mergers, and internal decisions of the merging companies to cut the number of products in their new portfolio. Koor's alertness and ability to react quickly led to its winning several tenders. At the instruction of the anti-trust commissioner, Syngenta was obliged to sell several products as a condition for approval of the merger between Novartis and Zeneca. After evaluating all the products offered for sale, and their suitability to the MA Group's strategy, Koor participated in three tenders, and won them all.

         Details on the products are presented below:

         o Propaquizafop is a herbicide used on weeds in broad-leaved crops such as cotton, rapeseed, soya, potatoes, peanuts, green beans and various other vegetables. The product is protected by patents that are being transferred to a subsidiary as part of the transaction, and is intended mainly for the markets of Western Europe.

         o Tau Fluvalinate is an insecticide used against aphids. It is a "green" product (environmentally friendly) and is used mainly in grains and stone crops, in orchards and in flowers. The product is intended mainly for the markets of Western Europe.

         o In addition, distribution rights were acquired for a group of products in Scandinavian countries that contain 5 fungicides formulated to treat grain crops: Corbel, Tilt Top, Tilt, Stereo and Tern. The products are considered leaders in their fields.

         In addition, the acquisition of the following products from Aventis was completed:

         o Guazatine, also known by the commercial name "Panoctine", is a material used to disinfect grain and cotton seeds, and is formulated to prevent diseases from developing in the seed or the soil, mainly the disease Fusarium spp. The material constitutes an excellent marketing platform for joining with the Group's existing products for the seed treatment market. This product is sold mainly in Northern and Western Europe.

         o Clofentezine, which is also known by its commercial name, Apollo, is a product formulated to protect plants from mites, which infest mainly orchards, citrus, vines and rapeseed. This is a relatively new product that is considered environmentally friendly. Apollo is one of the most important materials in its field. It is synergetic with the Group's existing product portfolio, and will contribute to strengthen the Group's marketing position. The product's principal target markets are the U.S., Japan and Western Europe.

         All of these acquisitions are strategic to MA Group, and their objective is to strengthen its marketing position in different countries and in different crops, while maximizing the creative synergy.

         In view of the condition of the market, MA Group decided at the end of 1999 to implement an internal restructuring plan, which includes consolidating manufacturing facilities, both in Israel and abroad; reducing the number of employees, particularly among administration and management; across-the-board cost-cutting measures; focusing on the MA Group's essential businesses; and improving the MA Group's operating cash-flow to take advantage of opportunities within the industry as they arise. Specifically, the MA Group consolidate its manufacturing plants in Brazil, close down its Be'er Sheva-based production facilities and relocate production to the MA Group's main plant in Ramat Hovav. During 2000, savings of more than $10 million were achieved (compared with plans for $8 million), by significantly reducing fixed expenses and cutting manpower. During the year, the MA Group continued the process of optimizing working capital, as a result of the measures taken with regard to customer credit, inventories and supplier credit. Consequently, for the second running year, there is significant improvement in cash flows from operating activities, which totaled $128.5 million (NIS 519.3 million).

         Crop Protection

         Generic agrochemicals offer an alternative source for widely utilized chemicals previously manufactured under patent by larger research-based chemical manufacturers. Research-based chemical manufacturers often focus their resources on developing new agrochemicals and supply of additional chemicals by generic manufacturers, such as Makhteshim and Agan, to supplement their capacity. In the next few years, as a result of decreased resources commited to research and development of new agrochemicals products and expire of existing patents, significant number of widely used agrochemicals are expected to lose patent protection in many geographic regions (primarily South America), substantially increasing the available market for sales by generic manufacturers. The off patent component of the agrochemical industry is anticipated to grow from about 55% today to over 70% of the market by 2004. In addition, the modernization of the agricultural industries of Eastern Europe and other developing countries offer increasing sales opportunities for both research-based and generic agrochemical manufacturers.

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

         The development of new generic products require significant investments for research, licensing, establishment of production and marketing facilities. The MA Group typically focus on products that require a high degree of sophistication in process development and production, which are, therefore, less susceptible to extensive competition. Their prices, therefore, tend to be relatively higher than sectors where competition is more prevalent. For many of these products, the MA Group is the world's second largest manufacturer, with the original research-based chemical company maintaining the majority share. Koor believes that the MA Group's ability to compete with major international research-based chemical companies and other generic chemical manufacturers is based upon their flexible manufacturing facilities, advanced research and development capabilities, fulfillment of stringent registration and licensing requirements of various countries, compliance with environmental regulations, material purity, worldwide marketing and cooperation with certain multinational companies regarding the production and marketing of numerous products.

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

         The MA Group plan to develop, over the next several years additional agrochemical products, including fungicides, insecticides, herbicides and biotechnological products, based primarily on a substantial number of patents of other parties expiring within the next few years. MA Group's total average investment program for the next several years has an estimated yearly budget of $50 million and includes substantial investments in these products. Recently, the MA Group purchased the right to manufacture and market certain new agrochemical products from the developers of such markets. The MA Group also entered into an additional co-production agreement with Syngenta (Zeneca).

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

         No single product manufactured and sold by Makhteshim and Agan accounted for more than 10% of Makhteshim's and Agan's total sales in 2000 or 1999.

         Foreign Activities

         As part of its strategy to focus on its core businesses and to increase market penetration in these fields, Koor has continued to expand its businesses in the Agrochemicals business abroad.

         In August 2000, Makhteshim-Agan completed the acquisition of the minority shares in Milenia, and now has full ownership of its shares.

         In December 1998, MA Group acquired a 45% interest in Productos Fitosanitarios Proficol El Carmen S.A. ("Proficol"), one of the leading agrochemicals distribution companies in Colombia. In December 2000, MA Group acquired another 12.5% of Proficol (Colombia), achieving a stake of 57.5%. Koor believes that Proficol constitutes a significant anchor for the MA Group activities in the Paco-Andeau region (the northern South American countries).

         In the beginning of 1999, Milenia established a joint venture with Kasba S.A., a leading marketer of agricultural inputs (including fertilizers, seeds and crop protection chemicals) in Paraguay.

         Other Matters

         In July 1999, the MA Group acquired a 50% interest in Luxembourg Pharmaceuticals Ltds ("Luxemburg"), a manufacturer of pharmaceuticals and medical instruments for a total consideration of $7.1 million. Concurrently with the acquisition the MA Group sold to Luxembourg its holdings in a subsidiary Koor Medica Ltd. for $1 million. In July 2000, The MA Group completed acquire of the remaining of Luxembourg .

         From time to time, certain of the MA Group's agrochemicals products have been the subject of legislative or other initiatives to curtail or regulate their use due to environmental, health and safety concerns. Also, most countries require MA Group to obtain regulatory approval prior to selling newly-introduced products, procedures which are both time-consuming and costly. For a discussion of certain governmental regulations applicable to the Agrochemicals business, see "Regulation."

         Venture Capital Investments

         As part of Koor's strategic plan, Koor is exploring new investment opportunities in high growth potential businesses located in Israel and around the world in the fields of telecommunications and internet technology biotechnology and life sciences.

         On 2 January, 2000, Koor and a wholly owned subsidiary established a registered partnership called "Koor Corporate Venture Capital" ("Koor CVC"), within which Koor is concentrating its investment activities in venture capital funds and in high-tech companies with growth potential. The action was taken in implementation of Koor's strategic decision to increase its investments in those fields.

         In this framework, Koor CVC signed documents for joining, as a limited partner, venture capital funds: Polaris Venture Capital Fund III L.P., BRM Capital Fund L.P., Genesis Partners II (Israel) L.P., Carmel Software Fund (Israel) L.P., Synergy Ventures Partner (BVI) LT, Star Management of Investment No II (2000) L.P., Delta Ventures (Ltd.) and in which it committed to invest up to a total of $73 million. Koor CVC will be entitled to permanent representation on the advisory committees of some of the aforementioned funds.

         Koor CVC also signed agreements with various start-up companies, mostly new companies to invest in them directly up to a total of $92 million.

         As if December 31, 2000, Koor had invested, through Koor CVC, in venture capital funds and start-up companies some $94 million including $8 million to acquire Tadiran Scopus Ltd. from Tadiran Ltd.

         During the fourth quarter of 2000, Koor invested, through Koor CVC, a total of approximately $24 million in start-up companies (Camelot Information Technologies, Orsus Solutions, Pharmaspec, Followap, Extent Technology, Telespree), and also invested some $6 million in venture capital funds (Genesis Partners II Israel, BRM, Delta, Carmel, Synergy, Polaris Venture).

         During the first quarter of 2001, Koor invested through Koor CVC an amount of $17 million in start-up companies of which three are new investments in the fields of communications and software (Comsys, WanWall, AOS), one new investment in the field of life sciences (Medgenics) and two further investments in existing companies (Followap, SigmaOne) and transferred $2 million to venture capital funds (BRM, Polaris Venture), in the framework of its undertaking to invest in these companies.

         During the first quarter of 2001, Scopus Ltd. (a subsidiary of Koor CVC) issued preferred shares to a third party in consideration for $8.7 million. The obligation for the preferred share is presented with the minority rights item.

         During the second quarter of 2001, the partnership invested additional investments in the portfolio companies and funds and in new companies an amount of about $2 million (Genesis Partners II Israel, Sigmaone, Simbionix).

         SigmaOne Communications Inc. ("SigmaOne")

         In 1997, Tadiran together with certain U.S. investors established SigmaOne, a U.S. subsidiary, to engage in the marketing of technologies and solutions for locating cellular phone users who have dialed the emergency service number to assistance centers (911).

         During 2000, Koor CVC invested $5 million in 2.5 million shares of SigmaOne. In addition, during 2000 and the first 6 months of 2001, Koor CVC provided SigmaOne with loans in a total sum of $8 million to finance operating activities.

         During March 2001, Koor CVC wrote off an investment of $5 million in SigmaOne and in addition made a provision of $8 million for SigmaOne's debt to the partnership. Concurrently a negative investment registered in the past in Tadiran was written off. The total net loss, resulting from the write off of the investments in SigmaOne is $8.9 million.

         On May 4, 2001, Koor CVC sold its holdings in SigmaOne (50%) to the KL-LLC Group. On the same date, Koor CVC converted the existing loan to SigmaOne into a new loan with an option to convert the loan amount to 15% of SigmOne's shares.

         Other Businesses

         Koor has an interest in certain service industries, mainly tourism, real estate and trading and in the production of batteries. In the previous years this segment also included electrical appliances, software, food, consumer products and metal products.

         The principal companies in other businesses are:

                                      Percentage
                                      Of Equity
                                      Ownership      Principal Products and Services
Sheraton Moriah (Israel) Ltd.           55.0         Hotel chain
Knafaim-Arkia Holdings Ltd.             28.1(1)      Aviation and tourism services
Koor Properties Ltd.                   100.0         Real estate
Koor Trade Ltd.                        100.0         International trade
United Steel Mills Ltd.                 72.7         Steel Manufacturer
------------------
(1) Not consolidated and not included in business data. The ordinary shares of Knafaim are traded on the TASE.

         Tourism

         Koor's interests in Israel's tourism industry include ownership and management of hotels and resorts, and other tourism-related services, such as airlines. The tourism business had revenues of NIS 621 million and NIS 588 million for 2000 and 1999, respectively.

         Sheraton Moriah (Israel) Ltd. ("Sheraton Moriah")

         On January 24, 1999 Koor and Sheraton International Inc. won a public tender for the purchase of a 100% interest in Sheraton Moriah. On April 12, 1999 the transaction was completed based on a value of NIS 266 million ($63.5 million). In October 1999, Koor completed the sale of a 20% interest in Sheraton Moriah to a subsidiary of Bank Hapoalim Currently Koor has an 55% interest in Sheraton Moriah.

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

         Knafaim-Arkia Holdings Ltd. ("Knafaim")

         Koor holds a 28.1% interest in Knafaim. Knafaim owns a variety of businesses in the travel and tourism industry, including Arkia Israeli Airlines Ltd., Israel's largest domestic airline. Arkia also purchases and leases back aircraft and operates charter flights to Europe. Knafaim also holds other companies that supply various tourism services, both domestically and internationally.

         Histour Eltiv Ltd. ("Histour")

         On February 21, 2000, Koor completed the transfer of its holdings (51%) in Histour which provides tourist services in Israel for the release of Koor's guarantees of the liabilities of Histour. In addition, Koor invested approximate NIS 16 million in Histour in exchange for preferred shares. Koor's capital gain after tax amounted to approximately NIS 2 million.

         Y.D. Vehicles and Transport Ltd. ("Y.D.")

         On June 4, 2000, Koor sold its holdings of approximately 33.3% in Y.D., an Israeli car rental and leasing company which operates the concession of Europe-cars, for approximately NIS 16 million. The capital gain to Koor, after tax, amounted to approximately NIS 1 million, and was recorded in the second quarter of 2000.

         Real Estate

         Koor Properties Ltd. ("Koor Properties")

         Koor Properties owns and develops real estate in Israel. In 1999 Koor Properties assumed the management of seven Tadiran sites with an aggregate area of 250,000 square meters. Annual rent from these sites is NIS 47 million ($11.4 million). In addition, Koor Properties owns real property of 570,000 square meters in the aggregate, of which a significant part is undeveloped and the rest is in various phases of development. Koor Properties has entered into several agreements with respect to this property to build industrial and commercial parks and to build, renovate and lease buildings. The land is being developed according to market conditions, and the development is being financed through bank loans secured by the land. Koor Properties also owns a prefabricated concrete element plant.

         In December 1999, Koor Properties purchased Soltam Ltd. interest (50%) in an industrial park at Yokneam for NIS 21 million ($5 million).

         On October 3, 2000, Koor Properties, a wholly owned subsidiary of Koor, sold its 50% holdings in Carmel Gate Ltd., a high-yield real estate company, to APS Carmel Gate Holdings for $20 million. The capital gain to Koor, after tax, amounted to approximately NIS 52 million which was recorded in the fourth quarter of 2000.

         On October 11, 2000, Koor Properties entered into a series of agreements with various companies of the Delek Group. These agreements related to the rights of Koor Properties in various real estate assets covering a total area of about 135 dunams or about 34 acres, that are designated as agriculture, industry and residential properties. In addition, Koor Properties undertook to build for the Delek Group on certain portions of this land, a logistics center covering about 10,000 square meters. The total consideration for the rights in the land and for the construction of the building was approximately $20.8 million. The capital gain to Koor, after tax, amounted to approximately NIS 23 million and was recorded in the fourth quarter of year 2000.

         On December 25, 2000, Koor Properties sold all its shares in Yuval Gad Ltd. for approximately $6.5 million. The capital gain to Koor, after tax, amounted to approximately NIS 4 million.

         Trading

         Koor Trade Ltd. ("Koor Trade")

         Koor Trade imports, exports and distributes a broad range of industrial, agricultural and consumer products through its worldwide network of offices, including offices in Europe, Asia, Latin America and Australia. Koor Trade had revenues of NIS 111 million and NIS 121 million in 2000 and 1999, respectively. Koor Trade owns a 49% equity interest in Balton, an English international trading company, which is engaged in trading activities in seven countries in Africa relating to agricultural, telecommunications, electromechanical and air-conditioning equipment, construction and other projects.

         Steel

         United Steel Mills Ltd. ("USM")

         United Steel Mills Ltd. is Israel's largest manufacturer of steel reinforcement bars, wire rods and wire mesh. USM supplies approximately 40% of the concrete reinforcement products used in the Israeli construction market and the remainder is supplied by another Israeli manufacturer and by importers. Most of the products manufactured by USM are sold in Israel, the Gaza Strip and the West Bank. USM had revenues of NIS 407 million and NIS 449 million in 2000 and 1999, respectively.

         USM owns and operates six main production facilities, including a scrap yard and a shredding plant that processes steel scrap, a melting plant, two rolling mills and a plant that manufactures wire mesh, used in the construction industry to reinforce concrete, and a range of other steel products used in manufacturing.

         The Israeli government does not materially restrict the import of steel to Israel, although certain other foreign countries protect their local industry in various ways, such as by imposing import and other tariffs. Imports of foreign steel have adversely affected sales by USM.

         As a result of increased dumping and low selling prices, USM's recorded net losses of NIS 31 million and NIS 77 million in 1999 and 1998, respectively. As a result of such continuing losses, USM experienced liquidity problems, which led USM and Koor to conduct negotiations with USM's creditors to reach an agreement to reschedule USM's debt. In 1999, Koor recorded a write off of NIS 102 million for its total investment in USM's equity and the balance of Koor's loans at December 31, 1999.

         On March 2, 2000, USM announced that it had not obtained an arrangement with it creditors and that the negotiations between the parties had been terminated.

         On March 16, 2000, USM and its subsidiaries filed an application in the Haifa District Court for a stay order on proceedings pursuant to
Section 350 of the Companies Law, 1999 and for the appointment of a trustee. The court acceded to the application and gave an order to freeze proceedings against the applicants, making it impossible to continue or commence any legal proceeding against the applicants without court approval. The court did this to enable the applicants to formulate a comprehensive recovery plan and a proposal for a creditors' arrangement, which will be submitted to the court. In addition, the court decided to revoke the powers of USM's Board of Directors and to appoint a trustee for the period of the order. In the decision, all management powers in Koor and its subsidiaries were vested in the trustee. Furthermore, the court decided to approve the approach by the trustee to various business corporations, to interest them in acquiring and/or operating Koor and/or its subsidiaries.

         Koor agreed to the stay on proceedings and, acting ex gratia, in March 2000 made NIS 15 million available in credit for the trustee's current operation at USM. If no deficit is generated in the trustee's fund account, this special credit will have, on certain terms, a status of a preferred debt senior to USM's other creditors. During the third quarter of 2000, a provision of NIS 15 million was recorded in Koor's financial statements for this special credit.

         On December 16, 2000, with the expiration of all possible periods set out in the law to stay the proceedings, the Haifa District Court decided to extend the stay of proceedings for a further six months, after receiving the consent of a general meeting of creditors. In order to enable continued stay of the proceedings, Koor agreed, ex gratia to provide additional credit to the trustee in the sum of NIS 6 million, subject to the same conditions that applied to the special credit. The additional credit was transferred to USM on January 17, 2001. Since the additional credit was provided on the same conditions and under the same limitations as applied to the special credit, a provision of NIS 6 was recorded in Koor's financial statements.

         Mashav Enterprise and Development Ltd. ("Mashav")

         On January 6, 2000, Koor sold its entire holding (50%) in Mashav to Clal Industries and Investments Ltd. for approximately NIS 890 million. Koor also received 47.5% of the share capital of Mashal Alumina Industries Ltd., a former subsidiary of Mashav, whose business is the development of a process for producing alumina an aluminum compound. The net capital gain to Koor in respect of this transaction amounted to approximately NIS 234 million (after allocation of NIS 129 million deferred taxes). Prior to the sale, on December 30, 1999, Koor received dividends from Mashav in the amount of NIS 355 million.

         On October 5, 1997 and January 5, 1998, in authorizing the merger of the Claridge Group and Koor, the Controller of Restrictive Trade Practices imposed certain restrictions on both Koor and the Claridge Group regarding their joint holdings with Clal Industries and IDB in Mashav (including Granite) and in ECI. In accordance with the restrictions, Koor entered into an agreement in April 1998 with Clal Industries pursuant to which Clal Industries received an option to acquire 25% of Mashav's share capital from Koor.

         In accordance with the April 1998 agreement, in May 1998 Mashav sold its interest in Tambour Ltd. for NIS 128 million and on July 8, 1998, Mashav divested its holding in Granite for a total consideration of approximately NIS 778 million. In 1998, Koor received a dividend from Mashav of NIS 394 million distributed out of these proceeds and an additional dividend of NIS 187 million.

         Middle East Tubes Company Ltd. ("Metco")

         Metco is the largest producer of steel pipes in Israel. Metco manufactures a wide range of welded steel pipes for water and sewage infrastructure, plumbing, oil and gas transportation and the transportation of petrochemicals and industrial liquids, as well as pipes for the construction industry.

         On March 30, 2000, Koor sold its entire holding of approximately 76% in Metco for approximately NIS 83 million, to Yakobinski Lerer Civil Engineering Contractors Ltd. (of Gaon Holdings Group Ltd.) and 3-I Investment in Industry Ltd. Following a loss of NIS 25 million which was reported by Metco in the first quarter of 2000, Koor recorded a capital gain of approximately NIS 20 million in the same quarter.

         Other Divestitures

         Tadiran  - software companies

         On March 9, 1999, May 16, 1999 and June 1, 1999, Tadiran divested its holdings in three software development and services companies for a total consideration of NIS 464 million. Koor recorded in 1999 NIS 244 million capital gain before taxes from these transactions.

         Tadiran Telematics Ltd.

         On February 15, 2000, Tadiran sold its entire holding (100%) in Tadiran Telematics Ltd., to Ituran Location and Control Ltd. for approximately NIS 31 million. The capital loss to Koor of NIS 7.5 million was recorded in 1999.

         Tadiran Appliances Ltd. ("Tadiran Appliances")

         Tadiran Appliances is major Israeli manufacturer and distributor of no-frost refrigerators, air conditioners and mini-bars. Tadiran Appliances also imports and distributes in Israel certain brand name and private label electrical appliances. On March 30, 2000, Tadiran sold its entire holding (approximately 56%) in Tadiran Appliances to Nechushtan Investment Co. Ltd. for approximately NIS 134 million. The capital loss to Koor at NIS 13 million was recorded in 1999.

         Tadiran Batteries Ltd. (Tadiran Batteries)

         Tadiran Batteries is a major Israeli manufacturer and distributor of batteries, including high technology lithium thionly chloride batteries. Tadiran Batteries' lithium thionyl chloride batteries are principally used as a primary and backup power supplies for utility matters, communication equipment, smoke detectors, burglar alarms and other products.

         On July 25, 2000, Tadiran sold Tadiran Batteries, its wholly owned subsidiary, to SAFT Participations S.A. for approximately $33 million (including a dividend). The capital gain to Koor, after tax, was approximately NIS 56 million, and was recorded in the third quarter of 2000.

         Food and Related Products

         In October 1999 Koor completed the sale of its 75% interest in Phoenicia Glass Works Ltd, Israel's sole producer of glass containers, bottles and jars for food uses for NIS 6 million. In addition, in July 1999 Koor completed the sale of Yona Fishing and Industry Ltd. that produces canned and smoked fish.

         Metal Products

         In August 1999, Koor completed the sale of its interest (100%) in Koor Metals Ltd. for a total consideration of NIS 11 Million.

         In January 2000, Koor completed the sale of all its holdings (51%) in Merkavim Metal Works Ltd. to Meir Automobiles and Trucks Co. Ltd. for approximately NIS 18 million. The capital gain to Koor in respect of this transaction amounted to approximately NIS 4 million.

         Q Group

         On January 18, 2000, Koor announced that following completion of a tender offer for the purchase of the holdings of various shareholders in Q Group, in which the Koor Group held approximately 23%, Koor sold its holdings in Q Group for approximately NIS 41 million. The capital gain to Koor from this sale (before tax) amounted to approximately NIS 30 million, and was recorded in the first quarter of 2000.

         Koor Finance Ltd. ("Koor Finance")

         On March 16, 2000, the sale of Koor's holding (20%) in Koor Finance to Menorah Holdings and B. Gaon Holdings Ltd. was completed by virtue of a put option which was granted, in consideration of approximately NIS 12 million. The capital gain after tax which was generated in the sale, amounted to approximately NIS 2 million.

         Other Investments

         Electric Fuel Corporation Ltd. ("EFC")

         On March 15, 2000, Koor entered into an agreement with Electric Fuel Corporation Ltd. ("EFC"), a public company whose shares are traded on the Nasdaq Stock Market, pursuant to which EFC would acquire Tadiran Batteries from Tadiran and Koor would invest $10.5 million in EFC in exchange for an allotment of approximately 14% of the EFC common stock to Koor and Tadiran. In May 2000, the sale of Tadiran Batteries was cancelled by mutual consent. In May 2000, Koor invested $10 million in the share capital of EFC. On June 15, 2000, Tadiran entered into an agreement to sell its interest in Tadiran Batteries for a total consideration of approximately $33 million.

         On December 31, 2000, following the divestiture of about 25% of the investment, the investment in EFC shares is presented as a current investment in listed securities in the amount of approximately $4 million or approximately 4% of EFC's share capital.

         Nice-Systems Ltd. ("Nice")

         In 2000, Koor purchased 648,789 ordinary shares of Nice, a public company whose shares are traded on the Nasdaq Stock Market (or approximately 5.0% of Nice's outstanding shares), through open market purchases for a total of approximately $16 million.

Suppliers

         The companies engaged in the Koor Group's businesses purchase the materials and components used in their products from numerous independent suppliers. These materials and components are not normally purchased under long-term contracts. Most of the items purchased by these businesses are obtainable from a variety of suppliers, and such businesses normally maintain alternative sources for major items. In some cases these companies have annual purchasing agreements with their major suppliers, which establish prices, quality thresholds and delivery schedules.

         To date, the Koor Group's businesses have not experienced any significant difficulty in obtaining timely delivery of supplies, and management believes these businesses maintain adequate inventories of certain significant imported components. However, with respect to certain components, there maybe a lengthy period of preparation for production and adaptation for the businesses requirements. Accordingly, short-term shortages may arise in the event that these companies were required to change suppliers without advance planning. The unavailability of such components during such change-over period could result in production delays, which might adversely affect the business.

Research and Development

         The companies in the Koor Group in the Telecommunication Equipment, Defense Electronics, Venture Capital Investment and in the Agrochemicals business are actively engaged in research and development programs intended to develop new products, manufacturing processes, systems and technologies and to enhance existing products and processes. Research and development is conducted throughout the Koor Group, and is funded by a combination of Koor's own resources and grants from the Israeli Government and, in the case of the Elisra Group, the Israel-United States Bi-National Research and Development Foundation ("BIRD-F"). The Koor Group believes its research and development effort has been an important factor in establishing and maintaining its competitive position. The Koor Group has increased its research and development expenditures significantly in the past few years and intends to continue such expenditures in the future.

         The following table sets forth the percentage of gross research and development expenditures incurred by the Koor Group's principal businesses in 1999 and 2000 as a percentage of the total sales of these businesses:

                                                   1999        2000
                                                     %           %
                                                     -           -
            Telecommunications Equipment           10.2         9.9
            Defense Electronics                     5.3         4.2
            Agrochemicals                           1.9         2.3

         The Koor Group's updated research and development efforts have resulted in an increase in the sales of internally designed products. Management believes that research and development in high technology areas, such as the Telecommunication Equipment, Defense Electronics and Agrochemicals businesses, is important to the Koor Group's future growth, particularly in products targeted for export markets. Accordingly, it is anticipated that the foregoing businesses will account for a majority of the Koor Group's research and development efforts in the future. As part of its research and development programs, the Koor Group not only seeks to develop new products, but also seeks to apply newly developed technologies to improve its existing products.

         In each of the last three fiscal years, the Koor Group received grants from the Government of Israel through the Office of the Chief Scientist (the "OCS") for the development of certain products. The Koor Group generally may receive from the OCS 20% to 66% of certain research and development expenditures for particular projects. Under the terms of Israeli Government participation, a royalty of 3% to 5% of the net sales of products developed from a project funded by the OCS is generally required to be paid, beginning with the commencement of sales of products developed with grant funds and ending when 100% to 150% of the grant is repaid. The Koor Group has paid in the past, and currently pays, royalties on sales of such products. Terms of Israeli Government participation also require that the research and development be conducted by the applicant for the grant as specified in the grant application and that the manufacturing of products developed with government grants be performed in Israel, unless a special approval has been granted. Separate Israeli Government consent is required to transfer to third parties technologies developed through projects in which the government participates. Such restrictions, however, do not apply to exports from Israel of products developed with such technologies. From time to time the Government of Israel has revised its policies regarding the availability of grants and participation, and there can be no assurance that the Government's support of research and development will continue in the future. In addition, in order to be eligible for the governmental grants, programs and tax benefits, the Koor Group must continue to meet additional certain conditions, including making certain specified investments in fixed assets. Should the Koor Group fail to meet such conditions in the future, it could be required to refund grants or tax benefits already received (together with interest and certain inflation adjustments). Although the Koor Group expects that the Approved Enterprise status of its facilities and programs will continue, the termination or reduction of certain grants, programs and tax benefits (particularly benefits available to the Koor Group as a result of the Approved Enterprise status of substantially all of the Koor Group's facilities and programs) could have a material adverse effect on Koor's results of operations and financial condition. See Note 16G(2) of Notes to Financial Statements.

         In May 1999, Israeli Ministry of Finance decided to place limits on the funds OCS grants to Israel's 24 largest companies. The full extent of the decision is unknown, however it may have a material adverse effect on Koor's results of operations.

         The following table shows, for each of the periods indicated, the gross research and development expenses of the Koor Group, the portion of such expenses that were funded by the Israeli Government (primarily through the OCS) and BIRD-F, and the net cost to the Koor Group of its research and development expenses:

                                                                        Year ended December 31,
                                                        1998             1999             2000             2000
                                                   -------------------------------------------------------------------
                                                                            (in thousands)
                                                                     Adjusted NIS                      US Dollars
                                                   -------------------------------------------------------------------
Gross research and development expenses                583,778          443,367          366,680            90,740
Portion funded by the Israeli Government and
BIRD-F(1)                                               56,180           15,645            6,872             1,700
Net research and development expenses                  527,598          427,722          359,808            89,040
------------------
(1)  Net of royalties.


Competition

         In 2000, the majority of Koor's revenues from telecommunication equipment, defense electronics and agrochemicals businesses were derived from international sales. The companies comprising these businesses are focusing on developing new markets to increase international sales. The worldwide marketing of products in each of these businesses is highly competitive and certain competitors are substantially larger and have substantially greater financial, production and research and development resources, more extensive marketing and selling organizations, greater name recognition and longer selling experience than Koor. Some of the competitors are also able to provide their customers with more direct financing or greater access to long-term, relatively low-cost government loans to finance equipment purchases.

Patents and Intellectual Property

         Companies in the Koor Group own and control a substantial number of patents, trade secrets, confidential information, trademarks, trade names and copyrights which, in the aggregate, are of material importance to the Koor Group's business. Management is of the opinion that the Koor Group's business, as a whole, is not materially dependent upon any one of such assets or any related group of such assets. The Koor Group is also licensed to use certain patents and technology owned and controlled by others, and, similarly, other companies are licensed to use certain patents and technology owned and controlled by the Koor Group.

         The IMDF retains (and, in certain limited circumstances, certain of the Koor Group's other customers, including the United States Government, may retain) certain rights to technologies and inventions resulting from the Koor Group's performance as a prime contractor or subcontractor under certain contracts and may disclose such information to third parties, including other defense contractors who may be competitors of the Koor Group. When the IMDF and, in certain limited circumstances, certain of the Koor Group's other customers, fund research and development, they usually acquire rights to data and title to inventions and the Koor Group may retain a non-exclusive license for such inventions. In certain circumstances, the IMDF and some of the Koor Group's other customers are entitled to receive royalties in respect of the sale of products, the development of which was financed by those entities. However, if the IMDF or one of the Koor Group's other customers purchases only the end product, the Koor Group normally retains the principal rights to the technology.

Regulation

         The Koor Group's diverse businesses are subject to significant statutory and administrative regulation in the various jurisdictions in which the Koor Group operates throughout the world. Among the regulations to which the Koor Group is subject are those described below.

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

         Koor or other subsidiaries or affiliates of Koor may be declared monopolies or otherwise be subject to certain legal obligations and restrictions established by the Restrictive Trade Practices Controller or by the Restrictive Business Practices Court (the "Court") in the event that the market share of these companies exceeds certain prescribed limits.

         Environmental, Health and Safety Matters

         General

         The Koor Group is subject to laws and regulations concerning environmental, product safety, health and safety matters, and regulation of chemicals in countries where it manufactures and sells its products. These requirements include regulation of the handling, manufacture, transportation, use and disposal of materials, including the discharge of pollutants into the environment. In the normal course of its businesses, the Koor Group is exposed to risks relating to possible releases of hazardous substances into the environment, which may cause environmental or property damage or personal injuries. In Israel, where the Koor Group maintains its principal production facilities, losses and damages relating to continuous environmental pollution are currently uninsurable.

         It is the Koor Group's policy to comply with environmental product safety, health and safety requirements, and to provide workplaces for employees that are safe and environmentally sound, and that will not adversely affect the health or environment of communities in which the Koor Group operates. From time to time, the Koor Group's facilities may be subject to environmental compliance actions and the resolution of such matters has in the past involved the establishment of certain compliance programs. Israeli legislation enacted in 1997 amended certain environmental laws by authorizing the relevant administrative and regulatory agencies to impose certain sanctions, including issuing an order against any person that violates such environmental laws to remove the environmental hazard. In addition, such law imposes criminal liability on the officers and directors of a corporation that violates such environmental related laws, and increases the monetary sanctions that such officers, directors and corporations may be ordered to pay as a result of such violations. The Koor Group has established worker safety programs and procedures in its plants, which the Koor Group believes are reasonable under the circumstances, and the Koor Group believes that its experience relating to worker accidents is generally consistent with industry-wide experience. Furthermore, the Koor Group believes that it is not currently subject to material liabilities for non-compliance with applicable environmental, health and safety laws, although there is a risk that legislation enacted in the future could create liabilities for past activities undertaken in compliance with then-current laws and regulations or that there may be environmental damage of which the Koor Group is not aware.

         In addition to the specific matters described below, at a number of locations at which certain of the businesses have conducted manufacturing operations for many years, it is possible that contamination may exist as a result of on-site waste disposal, spills, use of wastewater treatment ponds, or other historical practices. While in recent years industrial solid wastes generally have been disposed of at a central State-authorized disposal facility in Ramat Hovav, this central facility was not available to Israeli industry during earlier periods of operation. It is unclear whether any existing conditions on any Company-owned property will require significant redemption or cleanup in the future, and the Koor Group cannot speculate about the timing or potential costs associated with such cleanup. It is possible, however, that material expenditures could be required with respect to these past practices.

         In recent years, the operations of the Koor Group's businesses have become subject to increasingly stringent legislation and regulation related to occupational safety and health, product registration and environmental protection. Such legislation and regulations are complex and constantly changing, and there can be no assurance that such regulatory changes in the future will not require the Koor Group to make significant capital expenditures to modify, supplement or replace equipment, or to change methods of disposal or discharge, or the manner in which the Koor Group manufactures products or operates its businesses. In Israel, in particular, the Koor Group anticipates that increasingly stringent requirements will result in substantial expenditures, particularly for improvements of environmental controls at older facilities. The Koor Group has generally adopted, or intends to adopt in its newer facilities, environmental control standards comparable to those set by the German Technische Anleitung Luft air emission regulations. These regulations set forth strict controls on air emissions from industrial facilities. The Israeli government has looked to these standards as a basis for upgrading its air pollution requirements and has applied the standards to some, but not all, facilities in Israel.

         The Koor Group regularly incurs capital expenditures and operating costs to comply with various environmental, health and safety laws and regulations. The costs related to environmental matters may increase significantly in the future if the implementation of new environmental standards in Israel is more rapid or stringent than currently anticipated by the Koor Group, or if contemplated pollution control measures do not achieve the desired results.

         Agrochemical Industry

         The distribution and use of agricultural chemical products, including crop protection chemicals such as those produced by the agrochemicals business, are regulated in most parts of the world, requiring extensive testing, quality control and compliance with registration procedures. The strictest standards are applied in the United States, where the Environmental Protection Agency ("EPA") is the leading regulator, and in Japan and Western Europe. The granting of a registration involves consideration of health, safety and environmental issues, as well as the performance and benefits of the product. The registration for an agricultural chemical product in the U.S. and in Western Europe is often subject to data call-in or process. Usually, updating the registration necessitates the submission of additional data by the MA Group, the Koor Group's agrochemical division. Re-registrations, which permit the continued sales of pesticides for an additional period, are frequently granted as a matter of course, subject to compliance during the term of the registration period. While the MA Group is not aware of any immediate intent to cancel any of their registrations, there can be no assurance that the MA Group might not face a revocation process or encounter difficulties in renewing the registrations for its products for additional periods.

         From time to time, some of the MA Group's agrochemical products are subject to legislative or other initiatives to curtail or regulate their use due to environmental, health or safety concerns.

         Registration expenditures for the MA Group in 2000 were $13 million compared to $20 million in 1999. The MA Group believes that its registration expenditures in the future will increase, based on the stricter standards that are expected to be applied in countries where the MA Group sells its products. As a result of the foregoing developments and obligations, virtually all of the MA Group's businesses in recent years have spent significant amounts on operation and maintenance, as well as under capital programs to address increasingly stringent requirements with respect to environmental, safety, and health protection concerns.

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

         Defense and Government Contracts

         The businesses of the Koor Group which sell their products to military and governmental markets are subject to various statutes, regulations and administrative rules governing defense and government contracts and the manufacture and sale of defense products in the United States, Israel and other countries, including the following:

         Defense Electronics subsidiaries export a number of military systems and products in accordance with the military export policy of the State of Israel. Current Israeli policy encourages exports to approved customers of military systems and products similar to those manufactured by the Koor Group, provided that such exports do not run counter to Israeli Government policy, including national security considerations. A permit is required to initiate a sale proposal and an export license is necessary for the actual sale transaction. To date, the Koor Group has not encountered significant difficulties in obtaining or retaining the necessary permits or licenses, but no assurance can be given that the Koor Group will continue to be able to obtain or retain such permits or licenses or, that one or more permits or licenses will not be revoked, or that governmental policy with respect to military exports will not be altered. Difficulties in obtaining or retaining such permits or licenses, if encountered in the future, could have a material adverse effect upon the Koor Group.

         In addition, the revocation of a required permit or license after having been granted would likely preclude the Koor Group from fulfilling its contractual obligations. In such a case, Koor might be unable to assert the defense of force majeure (or a similar defense) relating to any resulting breach of contract claim and might therefore be held liable for damages, or subject to other penalties. Substantial damages arising from such a claim could have a material adverse effect upon Koor's results of operations and financial condition. In addition, suspension or debarment of the Koor Group as a government contractor is among the possible penalties imposed for defaulting on a contractual obligation due to the revocation of a license.

Joint Ventures, Subcontracting and Teaming Arrangements

         Certain military projects of the Koor Group are conducted under joint ventures, subcontracting or other "teaming" arrangements pursuant to which the Koor Group is responsible for a portion, but less than all, of a project. In certain of such instances, the Koor Group is not permitted to participate, or even assist, in that portion of the project for which it is not responsible. Notwithstanding the foregoing, in the event of a termination of, or a default under, certain prime contracts or subcontracts (whether or not the Koor Group is a party to such prime contract or subcontract), including a termination for cause or convenience or a default on the part of a joint venture, prime contractor, subcontractor or "teaming" partner (for which termination or default neither the Koor Group nor such other person is responsible and which termination or default may be beyond the control of the Koor Group and such other person), the Koor Group might be held liable for damages, or subject to other penalties, which could be very substantial and might have a material adverse effect on Koor's results of operations and financial condition. Moreover, certain joint ventures, subcontracting or other "teaming" agreements to which the Koor Group is a party, deny or limit the right of the non-defaulting party to seek damages or indemnification from the defaulting party in such circumstances.

         Contract Financing

         There are various types of financing terms applicable to defense contracts (and in some cases, large telecommunications contracts). In some cases, the Koor Group receives progress or milestone payments according to a percentage of the progress in performance or achievement of specific milestones. In certain cases, work is performed prior to receipt of any payment, which means that the Koor Group finances the project. In other cases, the Koor Group receives advances prior to incurring the cost of fulfilling the contract, which creates a positive project cash flow. In this latter case, the customer normally requires financial guarantees against advances paid. The Koor Group often receives substantial advances from its customers. In the event that a contract under which an advance has been paid is canceled, the Koor Group may be required to return all or a portion of such advance to the customer. If sales had been recognized under such a contract, such cancellation could cause losses to the Koor Group that might have a materially adverse effect on Koor's results of operations and financial condition.

         Fixed Price Contracts

         Approximately 90%-95% of the Koor Group's defense contracts are made on a fixed price basis. Such contracts are subject to the risk that actual costs may exceed those anticipated at the time the contracts are executed, particularly when the products to be sold pursuant to the contracts require a substantial amount of development.

Organizational Structure

         The following is a list of all of Koor's significant subsidiaries, including the name, country of incorporation or residence, proportion of ownership interest and, if different, proportion of voting power held.

                                            Country of       Percentage of   Percentage of voting
                                         Incorporation or      ownership      power (if different
Name of Subsidiary                          residence          interest         from ownership)
-----------------------------------      ----------------    -------------   --------------------
Koor Corporate Venture Capital                Israel             100%                  *
Elisra Electronic Systems Ltd.                Israel             100%                  *
Makhteshim-Agan Industries Ltd.               Israel             58.9%                 *
ECI Telecom Ltd.                              Israel            34.96%                 *
Telrad Networks Ltd.                          Israel             100%                  *
Sheraton Moriah (Israel) Hotels Ltd.          Israel             55.0%                 *
Knafaim Arkia Holdings Ltd.                   Israel             28.1%                 *
Koor Trade Ltd.                               Israel             100%                  *

Property, Plants and Equipment

         Koor's headquarters are located in the Platinum building at 21 Ha`arbaa St., Tel-Aviv, Israel where Koor owns an aggregate of 18,000 square feet of office space. Koor purchased this facility in 1998.

         The manufacturing facilities of the Koor Group companies are located throughout Israel. Major concentrations are in the Beersheva/Ramat Hovav area in the south and the Tel Aviv-Petach Tikva-Holon-Ramla-Lod-Ashdod area in the central part of Israel. Koor owns its major manufacturing plants, facilities, machinery and equipment. In addition, Koor leases certain manufacturing and office facilities.

         Most of the industrial land utilized by Koor is under 49-year leases from the Israel Lands Authority (in a significant number of cases with options for an additional 49 years). Land rent on uncapitalized leases is generally equal to 4% of the value of the land per annum and is subject to revaluation every seven years.

         Koor believes that, in general, it has sufficient plant capacity for its current level of operations and that it has the ability to expand its plant capacity when required.

Item 5.  Operating and Financial Review and Prospects.

         The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ significantly from those projected in the forward-looking statements include, but are not limited to, those discussed below and elsewhere in this annual report particularly those described above under Item 3, "Key Information - Risk Factors."

         The Financial Statements are presented in NIS, adjusted to reflect changes in the consumer price index ("CPI") through the latest balance sheet date. The financial statements of the MA Group, Elisra Group and ECI are prepared in dollars, the functional currency of these companies, which are then translated into NIS at the rate of exchange prevailing at the end of the period. See Note 2B to the Financial Statements. For comparative purposes, financial data of prior periods for these companies are adjusted to reflect changes in the CPI between the prior periods and the most recent reported period. During periods when the rate of inflation in Israel differs significantly from the rate of devaluation of the NIS in relation to the dollar, application of inflation accounting to Koor's Financial Statements creates distortions between the comparative financial data of subsidiaries whose functional currency is the dollar, as reported in the financial statements of those companies and as reflected in Koor's Financial Statements.

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

Impact of Devaluation on Results of Operations and on Monetary Assets and Liabilities

         The following table sets forth, for the periods indicated, certain information with respect to the rate of inflation in Israel, the rate of devaluation of the NIS in relation to the dollar and the rate of inflation in Israel adjusted for the NIS-dollar devaluation:

                                                                                                    Annual
                      Israeli                               Closing             Annual              Inflation
Year ended            Consumer          Israeli Inflation   Exchange rate       devaluation         adjusted for
December 31,          Price Index(1)    Price Rate(2)       of the dollar(3)    rate(4)             devaluation(5)
------------          --------------    -------------       ----------------    -----------         --------------
1996                  143.1              10.6                NIS 3.251          3.7                 6.9
1997                  153.1              7.0                 NIS 3.536          8.8                 (1.8)
1998                  166.3              8.6                 NIS 4.160          17.6                (9.0)
1999                  168.5              1.3                 NIS 4.153          (0.2)               1.5
2000                  168.5              0.0                 NIS 4.041          (2.7)               2.7


------------------

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

(5) Annual inflation adjusted for devaluation is obtained by dividing the Israeli inflation rate (column 2 plus 1) by the annual devaluation rate (column 4 plus 1), minus 1.

         Since most of Koor's operations are based in Israel, Koor incurs significant expenses in NIS, which expenses are usually linked, wholly or partially, to changes in the CPI.

         The relationship between Koor's monetary assets and liabilities, and the extent to which these are linked to a particular currency or price index, affects Koor's financial results. In the event of a devaluation of the NIS, in relation to the dollar, Koor would report a financial expense to the extent that its dollar-denominated or dollar-linked monetary liabilities exceed its dollar-denominated or dollar-linked monetary assets or, conversely, Koor would report financial income if its dollar-denominated or dollar-linked monetary assets exceeded its dollar-denominated or dollar-linked monetary liabilities. On December 31, 2000, the excess of Koor's foreign currency denominated or linked monetary liabilities over its foreign currency denominated or linked monetary assets was NIS 2,267 million (the majority of which was dollar-denominated or dollar-linked).

         In addition, Koor and certain subsidiaries have entered into financial agreements with major Israeli banks and other financial institutions in order to reduce the overall exposure of assets and liabilities denominated in foreign currencies, and commitments for the purchase of raw materials and the sale of goods in currencies other than the dollar arising from foreign currency exchange rates. Such agreements include forward sales, purchase contracts, sale options and swap transactions. For more details regarding the balance of Koor's hedging agreements as at December 31, 2000, see note 21 to the Financial Statements.

         Koor and its subsidiaries do not hold or issue financial instruments or derivative financial instruments for trading purposes. See
Note 21B to the Financial Statements. The caption "Financial expenses, net" in the Financial Statements includes the impact of these factors on monetary assets and liabilities, as well as regular interest expense.

Effective Corporate Tax Rate

         Koor does not file a consolidated tax return with its subsidiaries, and is taxed only on its own income. Each subsidiary of Koor files its own tax return, based on its own taxable income. The income tax obligations of Koor and its Israeli subsidiaries are based on earnings determined in nominal NIS for Israeli statutory purposes, adjusted for tax purposes, in terms of end-of-year Israeli currency, in accordance with changes in the CPI. The tax provision in the Financial Statements does not directly relate to income shown on such statements, for the reconciliation between the theoretical and actual tax expense. Non-Israeli subsidiaries are taxed based upon tax laws in their countries of residence. The effective corporate tax rate is affected mainly by tax benefits arising from reduced tax rates applied to Approved Enterprises, utilization of tax loss carryforwards for which no deferred taxes were recorded, the effect of the Inflationary Adjustment Law on Israeli companies, whose functional currency is the dollar and disallowance of provisions for anticipated losses from the sale of assets. Koor's overall effective tax rates for 1998, 1999 and 2000 were 60.0%, 27.6% and 33.7%, respectively. See Note 16 to the Financial Statements.

         Results of Operation

         The following tables summarize certain recent financial information relating to each of Koor's businesses. The tables are prepared on the same basis as that utilized in the Financial Statements.






                                                                                                             Translation
                                                                            1999/1998                        into          2000/1999
                             CPI - adjusted NIS                             Changes    CPI-adjusted NIS      Dollars       Changes
                             -----------------------------------            --------   ----------------      -----------   ---------
                             1998            %      1999            %       %          2000         %        2000          %
                             --------------  -----  -----------     -----   -----      ---------    -----     ---------    ---------
                             (In thousands)         (In thousands)                    (In thousands)         (In thousands)
REVENUES FROM SALES

Telecommunication equipment   3,419,501      26.73    2,199,702     20.61   (35.67)   2,201,159     26.58      544,707      0.50
Defense electronics           1,572,584      12.29    1,333,690     12.49   (15.19)   1,146,767     13.85      283,783    (13.90)
Argochemicals                 3,376,893      26.40    3,540,922     33.17     4.86    3,460,288     41.78      856,295    ( 2.30)
Venture capital investments                                                              80,117      0.97       19,826     NA
Other                         4,423,338      34.58    3,600,987     33.73   (18.59)   1,392,911     16.82      344,694    (61.3)
                             -----------    ------   ----------    ------   -------   ---------     -----    ---------    ---------

Total                        12,792,316     100.00   10,675,301    100.00   (16.55)   8,281,242       100%   2,049,305   (22.42)
                             ===========    ======   ==========    ======   =======   =========     =====    =========    =========

OPERATING EARNINGS:

Telecommunication equipment      46,406       5.28      260,662     27.67   461.70      249,603     33.90       61,768   (4.24)
Defense electronics             167,684      19.07       69,060      7.33   (58.81)      53,475      7.26       13,233   (22.57)
Argochemicals                   428,441      48.74      390,503     41.45    (8.85)     441,351     59.93      109,218    13.05
Venture capital investments                                                              (5,907)    (0.80)      (1,462)   NA
Other                           236,544      26.91      221,895     23.55    (6.19)       2,122     (0.29)        (525)   NA
                             -----------    ------   ----------    ------   -------   ---------     -----    ---------    ---------
Total segments                  879,075     100.00      942,120    100.00     7.17      736,400    100.00      182,232   (21.84)

Joint general expenses          167,125                 104,250             (37.62)      91.264     12.46)      22,585   (12.46)

Total operating earnings        711,950                 837,870             (17.69)     645,136     23.00)     159,647   (23.00)
                             ===========    ======   ==========    ======   =======   =========     =====    =========    =========

CAPITAL EXPENDITURES:

Telecommunication equipment     208,106     19.09        67,051      9.50   (67.78)     100,017     16.68       24,750    49.17
Defense electronics              67,772      6.22        42,888      6.07   (36.72)      30,954      5.16        7.660   (27.83)
Argochemicals                   340,780     31.25       277,545     39.31   (18.56)     318,459     53.12       78.807    14.74
Venture capital investments                                                               1,690      0.28          418    NA
Other                           473,683     43.44       318,533     45.12   (32.75)     148,446     24.76       36,736   (53.40)
                             -----------    ------   ----------    ------   -------   ---------     -----    ---------    ---------
Total segments                1,090,341    100.00       706,017    100.00   (35.25)     599,566    100.00      148,371   (15.08)
                             ===========    ======   ==========    ======   =======   =========     =====    =========    =========

Discontinued activity            31,873                  -

Corporate assets                 27,112                  14,052             (48.17)         761                    188   (94.60)
                             -----------    ------   ----------    ------   -------   ---------     -----    ---------    ---------

Total                         1,149,326                 720,069             (37.35)     600,327                148,559   (16.63)
                             ===========    ======   ==========    ======   =======   =========     =====    =========    =========

EXPORTS OF KOOR PRODUCTS
 BY BUSINESSES (1)

Telecommunication             2,201,755     33.40     1,539,242     27.53   (30.01)   1,729,948     31.95      428,099    12.34
Defense electronics           1,069,924     16.23       763,151     13.65   (28.67)     692,692     12.79      171,425    (9.23)
Argochemicals                 2,789,365     42.32     2,918,533     52.19     4.63    2,844,698     52.53      703,959    (2.53)
Venture capital investments                                                              77,704      1.43       19,229     NA
Other                           530,195      8.05       370,640      6.63    30.10       70,087      1.30       17,345    (81.10)

Total                         6,591,239    100.00     5,591,566    100.00   (15.17)   5,415,129    100.00    1,340,047    (3.16)
                             ===========    ======   ==========    ======   =======   =========     =====    =========    =========

DESTINATIONS (2)

North America                 1,907,365     28.94     1,608,174     28.76   (15.69)   1,675,227     30.94      414,558     4.17
Europe                        2,032,650     30.84     1,710,133     30.58   (15.87)   1,608,069     29.70      397.938    (5.97)
South America                 1,563,876     23.72     1,433,075     25.63   ( 8.37)   1,343,912     24.82      332,569    (6.21)
Asia and Austrailia             910,925     13.82       711,052     12.72   (21.94)     658,267     12.15      162,898    (7.45)
Africa                          176,423      2.68       129,132      2.31   (26.80)     129,654      2.39       32,084     0.40

Total                         6,591,239    100.00     5,591,566    100.00   (15.17)   5,415,129       100    1,340,047    (3.16)
                             ===========    ======   ==========    ======   =======   =========     =====    =========    =========



-----------------------------
(1) Including foreign industrial operations.
(2) Destination to which shipment is made.




Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

         The following is an analysis of Koor's consolidated results of operations, which is followed by an analysis of results of operations of each of Koor's businesses.

         Revenues. Revenues decreased 22.4% to NIS 8,281 million in 2000 compared to NIS 10,675 million in 1999. Exports and international operations, representing 65.4% of revenues, decreased 3.2% in 2000, due to divestitures of Mashav and others.

         Revenues increased less than 1% in Telecommunication Equipment business and decreased by 2.2%, 14.0%, and 61.3% in the Agrochemicals, the Defense Electronics, and in the Other Businesses, respectively.

         Operating earnings. Operating earnings decreased 23.0% to NIS 736 million in 2000 compared to NIS 838 million in 1999. Operating earnings decreased 4.2%in the Telecommunication Equipment business and 22.6% in the Defense Electronics business. Operating earnings increased 13.1% in the Agrochemicals business.

         Financing expenses, net. Financing expenses decreased 7.6% to NIS 331 million in 2000 compared to NIS 358 million in 1999. For the purposes of comparison, the fact that there was a real revaluation in 2000, i.e., the Shekel was revalued against the US Dollar, as opposed to stability of the CPI at 2.7%, whilst in 1999, there had been a revaluation of 1.5%, must be taken into account. The main decrease in financing expenses in 2000 occurred due to a decrease in financing costs at Telrad (NIS 29 million) and at Koor a decrease of a further NIS 18 million stemmed from a decrease in financial liabilities. The termination of the consolidation of companies sold contributed NIS 9 million to this decrease. On the other hand, finance expenses at Tadiran increased by NIS 27 million and at Sheraton Moriah by NIS 18 million, due to an increase in financial liabilities.

         Other income, net. Other income, net amounted to NIS 521 million in 2000 compared NIS 107 million in 1999 (for adjustments to net income in accordance with US GAAP, see Note 28 to the Financial Statements). This item includes mainly capital gains in the amount of NIS 916 million from divestiture of holdings and activities, mainly at Mashav, Telrad public exchange operations, the Telrad plant in Maalot, Tadiran Batteries Middle East Tube, Carmel Gate and others. Compared with NIS 642 million in 1999 which stemmed mainly from divestiture of holdings in Tadiran Com, Tekem, Tadiran Information Systems, Contahal, subsidiaries and affiliates of Telrad Holdings Ltd. (mainly ISDN-NET), Koor Finance, Phoenicia and Merhav. The other expenses included in this item are mainly severance pay expenses totaling NIS 288 million compared with NIS 206 million last year and amortization of goodwill in the amount of NIS 50 million compared with NIS 49 million last year. This also includes other expenses in the sum of NIS 59 million compared with other expenses in the sum of NIS 319 million last year stemming mainly from write-off of value of assets, mainly in United Steel Mills, Sheraton Moriah, Scopus, Batteries, Tadiran Appliances, and in MA Industries following the reorganization.

         Taxes on income. Taxes on income increased 74.1% to NIS 282 million in 2000 compared to NIS 162 million in 1999. Taxes on income as a percentage of income before taxes in 2000 and 1999 were 33.74% and 27.60%, respectively. The increase in the amount of taxes on income stemmed from the fact that in 2000 Koor, in the divestiture of Mashav, divested tax assets in the sum of NIS 129 million as against a recording of tax expenses. Similarly, there was an increase in the amount of tax on income at the MA Group and there was an increase in the sum of taxes on income as a result of the payment of taxes on capital gains, mainly due to divestiture of assets in Koor Properties.

         Equity in the operating results of affiliates, net. Equity of Koor in the losses of affiliates in 2000 amounted to approximately NIS 270 million compared with NIS 122 million equity of Koor in the profits of affiliated companies in 1999. This item includes mainly Koor's equity share in the net losses of ECI, in the amount of NIS 235 million, compared with Koor's equity share in the profits of ECI at NIS 144 million in 1999, as well as Koor's equity share in the profits of affiliates of Tadiran, Knafaim Arkia Holdings and Balton CP, after deduction of Koor's equity share in the losses of BVR in the three first quarters of the year (as of September 30, 2000, BVR was consolidated in the financial statements of Elisra).

         Minority interest in subsidiaries, net. Minority interest in the losses of subsidiaries amounted to NIS 15 million in 2000 compared to minority interest in the profits of NIS 2 million in 1999. The decrease in this item occurred mainly due to the losses at BVR, Telrad, Sheraton - Moriah and USM.

         Net earnings. As a result of the above factors, net earnings decreased to NIS 268 million in 2000 compared to NIS 549 million in 1999. As a percentage of revenues, net earnings were 3.2% in 2000 compared to 5.1% in 1999.

         Telecommunications Equipment Business

                                                                   Year Ended December 31,
                                                 ----------------------------------------------------------------
                                                         1999               2000                2000
                                                 ----------------------------------------------------------------
                                                       (Adjusted NIS in thousands)          ($ in thousands)(1)
Revenue.....................................           2,199,702           2,201,159                544,707
Operating earnings..........................             260,662             249,603                 61,768

------------------

(1) The exchange rate between shekels and U.S. dollars on December 31, 2000 was NIS 4.041 per U.S. dollar as reported by the Bank of Israel.


         Revenues from the Telecommunication Equipment business amounted to NIS 2,201 million, similar to NIS 2,200 million in 1999. Telrad decreased its sales by NIS 12 million in 2000 following the sale of operations to Nortel Israel, which was partly compensated for by an increase in sales of others of Telrad's operations.

         Revenues from this business related to sales of telecommunication equipment to Nortel were NIS 1,175 million in 2000 compared to NIS 836 million in 1999, or 53% compared to 38.0% of the telecommunication equipment business revenues in 2000 and 1999, respectively.

         The telecommunication equipment business exports amounted to NIS 1,730 million in 2000 compared to NIS 1,539 million in 1999. The increase of export sales resulted primarily from Telrad's increased export sales of its OEM products.

         Operating earnings from this business decreased 4.2% in 2000 to NIS 250 million compared to NIS 261 million in 1999. The decrease was a result of a sharp decrease in sales, coupled with a slower rate of decrease of expenses.

         In August 2000, Telrad entered into an agreement to sell the public switching and other operations that constitutes approximately 30%-40% of Telrad's revenues from sales to Nortel Israel.

         Defense Electronics Business

                                                                   Year Ended December 31,
                                                 ----------------------------------------------------------------
                                                         1999               2000                2000
                                                 ----------------------------------------------------------------
                                                       (Adjusted NIS in thousands)          ($ in thousands)(1)
Revenue.....................................          1,333,690           1,146,767                283,783
Operating earnings..........................             69,060              53,475                13,233

   ------------------

(1) The exchange rate between shekels and U.S. dollars on December 31, 2000 was NIS 4.041 per U.S. dollar as reported by the Bank of Israel.


         Revenues from the defense electronics business decreased 13.9% to NIS 1,147 million in 2000 from NIS 1,333 million in 1999. This decrease was primarily due to the termination of consolidation of Tadiran Com.

         Operating earnings from this business decreased 21.7% in 2000 to NIS 53 million compared to NIS 69 million in 1999. This decrease was primarily due to the termination of consolidation of Tadiran Com.

         Agrochemicals Business

                                                                   Year Ended December 31,
                                                 ----------------------------------------------------------------
                                                         1999               2000                2000
                                                 ----------------------------------------------------------------
                                                       (Adjusted NIS in thousands)          ($ in thousands)(1)

Revenue.....................................          3,540,922           3,460,288                856,295
Operating earnings..........................            390,503             441,351                109,218

------------------

(1) The exchange rate between shekels and U.S. dollars on December 31, 2000 was NIS 4.041 per U.S. dollar as reported by the Bank of Israel.


         Revenues from the agrochemicals business decreased 2.3% to NIS 3,460 million in 2000 compared to NIS 3,541 million in 1999, primarily as a result of decreased sales of MA group. Approximately 82.2% and 82.4% of the sales in 2000 and 1999, respectively, were made outside of Israel. 36% and 36.1% of total sales in 2000 and 1999, respectively, were to South America.

         Operating earnings for this business increased 13.1% in 2000 to NIS 441 million compared to NIS 391 million in 1999. The increase in operating income was primarily due to restruction plan implemented by MA group.

         Venture Capital Investments

         This segment was set up for the first time in 2000, when the Koor Corporate Venture Capital Partnership was set up. As at the date of the financial statements, Koor invested $86 million in venture capital funds and start-up companies, via the Koor Corporate Venture Capital Partnership in addition, Koor CVC acquired Tadiran Scopus Ltd. From Tadiran Ltd. Sales in this segment in 2000 stem from Scopus, in the sum of NIS 80 million. The operating loss in 2000 was NIS 6 million. Investments in fixed assets in this segment amounted in 2000 to NIS 2 million.

         Other Businesses

                                                                   Year Ended December 31,
                                                 ----------------------------------------------------------------
                                                         1999               2000                2000
                                                 ----------------------------------------------------------------
                                                       (Adjusted NIS in thousands)          ($ in thousands)(1)

Revenue.....................................          3,600,987            1,392,911                  344,694
Operating earnings (losses).................            221,895               (2,122)                    (525)


------------------

(1) The exchange rate between shekels and U.S. dollars on December 31, 2000 was NIS 4.041 per U.S. dollar as reported by the Bank of Israel.


         Revenues of the other businesses in 2000 decreased 61.3% to NIS 1,393 million compared to NIS 3,601 million in 1999. The decrease was principally the result of the divestiture of Mashav, Tadiran Appliances, Koor Metal, Tekem and others.

         Operating losses in 2000 were NIS 2 million compared to operating revenues of NIS 222 million in 1999, primarily due to the divestiture of the above companies.

Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

         The following is an analysis of Koor's consolidated results of operations, which is followed by an analysis of results of operations of each of Koor's businesses.

         Revenues. Revenues decreased 16.5% to NIS 10,675 million in 1999 compared to NIS 12,792 million in 1998. Exports and international operations, representing 52.4% of revenues, decreased 15.2% in 1999, primarily due to sales of companies which are no longer consolidated in the framework of consolidated financial statements which was partially offset by increased exports in Telrad and in the Agrochemicals business.

         Revenues increased 4.9% in the Agrochemicals business and decreased by 35.7%, 15.2% and 18.59% in the Telecommunication Equipment, the Defense Electronics, and in the Other Businesses, respectively.

         Operating earnings. Operating earnings increased 17.7% to NIS 838 million in 1999 compared to NIS 712 million in 1998. Operating earnings increased 461.7% in the Telecommunication Equipment business .Operating earnings decreased 58.8% in the Defense Electronics business, 8.9% in the Agrochemicals business and 6.2% in the Other Businesses business.

         Financing expenses, net. Financing expenses increased 42.6% to NIS 358 million in 1999 compared to NIS 251 million in 1998. The above increase occurred primarily in Koor, as a result of increase in long-term bank borrowings mainly for the purchase of ECI during 1999 and in the MA Group, as a result of significant translation differences between the Brazilian currency and the dollar.

         Other income, net. Other income, net amounted to NIS 107 million in 1999 compared to other expenses of NIS 71 million in 1998. Other income in 1999 consisted mainly of NIS 642 million in capital gains derived from the divestiture of holdings, mainly in Tadiran Com., Tekem, Tadiran Information Systems, Conthal, Merhav, Telrad Holdings and Phoenicia (NIS 434 million in income in 1998), net of NIS 206 million in additional provisions for retirement and pension arrangements, in particular in Telrad and MA Group (NIS 269 million in provisions in 1998) and from NIS 266 million in expenses in respect of writing down of assets, mainly United Steel, Hotels and the reorganization program in the MA Group (NIS 232 million in expenses in 1998). Other income, net was partially offset by an amortization of goodwill of NIS 49 million in 1999 ( NIS 27 in 1998) and NIS 53 million provision due to uncertainty in Brazil in 1999.

         Taxes on income. Taxes on income decreased 30.8% to NIS 162 million in 1999 compared to NIS 234 million in 1998. Taxes on income as a percentage of income before taxes in 1999 and 1998 were 27.6% and 60.0%, respectively. The decrease in taxes derives mainly from the anticipated utilization of carry forward losses due to divestiture of Mashav of NIS 129 million in Koor and the decline of the adverse affect of devaluation on the tax expense of subsidiaries the financial statements of which are dollar adjusted.

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

         Telecommunications Equipment Business

                                                                   Year Ended December 31,
                                                 ----------------------------------------------------------------
                                                          1998              1999                   1999
                                                 ----------------------------------------------------------------
                                                       (Adjusted NIS in thousands)          ($ in thousands)(1)
Revenue.....................................          3,419,501           2,199,702              529,666
Operating earnings..........................             46,406             260,662               62,765
------------------


(1) The exchange rate between shekels and U.S. dollars on December 31, 1999 was NIS 4.153 per U.S. dollar as reported by the Bank of Israel.


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

         Defense Electronics Business

                                                                   Year Ended December 31,
                                                 ----------------------------------------------------------------
                                                          1998              1999                   1999
                                                 ----------------------------------------------------------------
                                                       (Adjusted NIS in thousands)          ($ in thousands)(1)
Revenue.....................................           1,572,584         1,333,690                321,139
Operating earnings..........................             167,684            69,060                 16,629


------------------

(1) The exchange rate between shekels and U.S. dollars on December 31, 1999 was NIS 4.153 per U.S. dollar as reported by the Bank of Israel.


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

         Operating earnings from this business decreased 58.8% in 1999 to NIS 69 million compared to NIS 168 million in 1998. The decrease in operating earnings was a result of an NIS 60 million decline in operating profit in Tadiran Com. in 1999 and NIS 47 million decline in operating profit in TES mainly due to the cost of a reorganization program and a result of decline in sales that was partially offset by an increase in operating profit in Elisra and Tadiran Spectralink.

         Agrochemicals Business

                                                                   Year Ended December 31,
                                                 ----------------------------------------------------------------
                                                          1998              1999                   1999
                                                 ----------------------------------------------------------------
                                                       (Adjusted NIS in thousands)          ($ in thousands)(1)
Revenue.....................................          3,3767,893          3,540,922              852,618
Operating earnings..........................             428,441            390,503               94,029


------------------

(1) The exchange rate between shekels and U.S. dollars on December 31, 1999 was NIS 4.153 per U.S. dollar as reported by the Bank of Israel.


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

         Building and Infrastructure Materials Business

                                                                   Year Ended December 31,
                                                 ----------------------------------------------------------------
                                                          1998              1999                   1999
                                                 ----------------------------------------------------------------
                                                       (Adjusted NIS in thousands)          ($ in thousands)(1)
Revenue.....................................          1,645,089           1,445,878              328,152
Operating earnings..........................             76,251             127,210               30,631


------------------

(1) The exchange rate between shekels and U.S. dollars on December 31, 1999 was NIS 4.153 per U.S. dollar as reported by the Bank of Israel.


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

         Other Businesses

                                                                   Year Ended December 31,
                                                 ----------------------------------------------------------------
                                                          1998              1999                   1999
                                                 ----------------------------------------------------------------
                                                       (Adjusted NIS in thousands)          ($ in thousands)(1)

Revenue.....................................          2,778,249            2,155,109                 518,928
Operating earnings..........................            160,293               94,685                  22,799


-----------------

(1) The exchange rate between shekels and U.S. dollars on December 31, 1999 was NIS 4.153 per U.S. dollar as reported by the Bank of Israel.


         Revenues of the Other businesses in 1999 decreased 22.4% to NIS 2,155 million compared to NIS 2,778 million in 1998. The decrease was principally the result of the sale of a number of holdings in this business in 1998 and 1999, including Soltam, Pri Hagalil, Hod Lavan, the Software companies of Tadiran and others. This decrease was partially offset by an increase in sales of Sheraton Moriah of NIS 142 million, which was consolidated for the first time in 1999.

         Operating earnings for this business decreased 40.9% in 1999 to NIS 95 million compared to NIS 160 million in 1997, primarily due to the divestiture Tadiran software-related companies and food-related companies which reported operating earnings in 1998 and an increase in the operating losses from the tourism hotel activities.

Quarterly Results

         The following table presents unaudited quarterly financial information for each of the four quarters in the year ended December 31, 2000. Such information has been prepared on the same basis as our consolidated financial statements.

                                                               Quarter Ended
                                     ----------------------------------------------------------------
                                          March            June        September 30,      December
                                        31, 2000         30, 2000           2000          31, 2000
                                     ----------------------------------------------------------------
                                                          (in millions of U.S. dollars)

Revenues                             $533                $529           $507              $ 480
Gross profit                         $143                $133           $121              $  46
Research and development, net        $ 22                $ 23           $ 20              $  22
Operating income (loss)              $ 59                $ 53           $ 41              $   7
Net income (loss)                    $ 87                $  1           $ 47              $ (69)

         Our operating results may be subject to significant fluctuations in future periods. Our operating results for any particular quarter are not necessarily indicative of any future results. Our quarterly operating results may be subject to significant fluctuations due to various factors, including the length of the sale cycles, the timing and size of orders and shipments to customers, variations in distribution channels, mix of products, new product introductions, competitive pressures and general economic conditions.

Liquidity and Capital Resources

         Koor finances its corporate level activities principally through proceeds from divestitures, management fees and dividends it receives subsidiaries and affiliates and through debt financing. In 2000 and 1999, Koor received management fees in the amount of NIS 40 million and of NIS 65 million, respectively, and dividends (including return of investment) in the amount of NIS 352 million and NIS 1,540 million, respectively. The dividends received in 2000 and 1999 includes dividends from Tadiran, Mashav, Koor Properties, Telrad Networks and Telrad Holdings that represent proceeds received from divestitures.

         Koor's shareholder' equity at December 31, 2000 decreased 2% to NIS 4,306 million, compared to NIS 4,385 million at December 31, 1999. The decrease in 2000 was primarily due to Koor's repurchase of approximately 3.4% of its ordinary share capital and the dividend paid by Koor on its ordinary shares.

         Working capital at December 31, 2000 was NIS 989 million, compared to NIS 910 million at December 31, l999 and NIS 3,487 million at December 31, l998. The increase in 2000 is primarily due to decrease in credit from banks due to the divestiture of Mashav and other companies.

         Long-term debt aggregated NIS 3,321 million at December 31, 2000 and constituted 22.5% of total assets, compared to NIS 4,070 million constituted 23.4% of total assets at December 31, 1999. The decrease in the balance of long-term debt is attributed mainly to long-term debt repaid by Koor in 2000.

         Total debt at December 31, 2000 decreased 21.14% to NIS 6,016 million, or 40.7% of total assets, compared to NIS 7,629 million, or 43.9% of total assets, at December 31, 1999. This decrease was a result of decrease in liabilities at Koor (NIS 630 million) and from divestiture (NIS 707 million).

Cash Flows

         Cash flows from operating activities decreased 35.6% to NIS 464 million in 2000, compared to NIS 721 million in 1999. The decrease in assets and liabilities items linked to operating activities, particularly customers and receivables, plus the increase in suppliers and payables in 2000, which amounts to NIS 159 million, caused an increase of cash flow from operating activities in comparison to the increase in these items in the sum of NIS 4 million in 1999. The decrease in the customers and receivables item in the sum of NIS 185 million relates mainly to Telrad and MA Industries, which stems from the sale of customer debts to Banks in MA Industries. The increase in suppliers and payables in the sum of NIS 37 million relates mainly to MA Industries and Telrad.

         Cash flows from investment activities increased to an inflow of NIS 201 million in 2000 compared to outflows of NIS 1,743 million. Investments in fixed and other assets, net of investment grants, aggregated NIS 551 million in 2000 compared to NIS 717 million in 1999, and represented 147% of depreciation and amortization compared to 126% in 1999. The principal investments in fixed assets during 2000 were by the MA Group, Telrad, Sheraton - Moriah, Koor Properties and Elisra.

         The net proceeds from sale of investments and fixed assets contributed NIS 1,936 million to cash flows generated from investment activities in 2000, compared to NIS 834 million in 1999. The 2000 net proceeds are mainly from the realization of holding and activities, Mashav, Telrad, Middle East Tube, Tadiran Appliances, Tadiran Batteries, and Carmel Gate, and from realization of fixed assets, mainly from Koor Properties.

         In 2000, investment in affiliated companies, net, aggregated NIS 19 million compared to NIS 887 million in 1999, mainly due to investment in ECI in 1999.

         The investment in consolidated subsidiaries aggregated NIS 301 million in 2000 compared to NIS 119 million in 1999. The 2000 investment is primarily attributed to MA Industries and BVR.

         Financing activities in 2000 consumed NIS 1,130 million compared to generating NIS 989 million in 1999.

         Long-term debt incurred during 2000 totaled NIS 503 million, compared to NIS 764 million in 1999. Long term debt in 2000 consisted primarily of loans taken by MA Group and Telrad. Repayment of long-term debt totaled NIS 1,086 million in 2000, compared to NIS 606 million in 1999.

         Net short-term debt decreased by outflow NIS 219 million in 2000, compared to inflow NIS 914 million in 1999. Short-term debt in 2000 decreased mainly due to divestiture of Mashav and decrease in Tadiran.

         Dividends in the amount of NIS 224 million and NIS 144 million were paid to Koor's shareholders in 2000 and 1999, respectively.

Impact of Inflation and Currency Fluctuations

         The dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the dollar. The inflation rate in Israel was 0% in 2000 as compared to 1.3% in 1999. At the same time, the devaluation of the NIS against the dollar was -2.7% in 2000 and -0.2% in 1999. The increase in the dollar cost of our operations in Israel relates primarily to the cost of salaries in Israel, which are paid in NIS, and constitute a substantial portion of our expenses.

Trend Information

         Our financial condition and results of operation may be subject to significant fluctuations in future periods. Our past financial condition and results of operation are not necessarily indicative of any future results. Our future financial condition and results of operation may be subject to significant fluctuations due to various factors, including the divestiture of subsidiaries or other companies, the length of the sale cycles, the timing and size of orders and shipments to customers, variations in distribution channels, mix of products, new product introductions, competitive pressures and general economic conditions.


Item 6.  Directors, Senior Management and Employees.
         Directors and Senior Management

         The following table sets forth, as of June 20, 2001, the name, age and position of each director and executive officer of Koor:

Charles R. Bronfman                 70      Chairman of the Board of Directors

Jonathan Kolber(l) (3)              39      Executive Vice Chairman of the
                                            Board of Directors and Chief
                                            Executive Officer
Dr. Janet Aviad                     59      Director
Joseph Dauber(l) (3)                66      Director
Moshe Dovrat (2) (4)                56      Director
Ron Feinstein(2)                    63      Director
Avi Harel (2)                       53      Director
Andrew Hauptman (1)                 32      Director
Prof.Jacob Hornik(l) (2) (3) (4)    59      Director
Eli Hurwitz                         69      Director
Irit Izakson                        50      Director
Samuel Minzberg                     52      Director
Chemi Peres                         43      Director
David Rubner                        61      Director
Prof. Gabriela Shalev               60      Director
Danny Biran                         58      President
Yuval Yanai                         49      Senior Vice President and
                                            Chief Financial Officer
Aaron Zuker                         56      Vice President
Shlomo Heller                       57      General Counsel and Corporate
                                            Secretary
Iftah Atir                          52      Vice President
Ran Maidan                          31      Vice President

(1)   Member of the Executive Committee
(2)   Member of the Audit Committee.
(3)   Member of the Remuneration Committee.
(4)   Outside Director.  Under the Israeli Companies Law 1999
      (the "Companies Law"), publicly held companies in Israel are required to appoint at least two Outside Directors.

         Set forth below is a biographical summary of each of the above-named directors and executive officers of Koor.

         Charles R. Bronfman has been Chairman of the Board of Directors of Koor since November 1997. Mr. Bronfman is a director, Co-Chairman of the Seagram Company Ltd., Chairman of the Board of Directors of Claridge Israel LLC, and the CRB Foundation. He is also a member of the Board of Directors of the Vivendi Universal S.A.

         Jonathan B. Kolber has been Executive Vice Chairman of the Koor Board of Directors since November 1997 and Chief Executive Officer of Koor since July 1, 1998. Mr. Kolber has been President of Claridge Israel Inc. or its predecessors since 1989. Mr. Kolber was associated with Cemp Investments from 1985 to 1987 and was a Vice President of Claridge Inc., an affiliate of Claridge, from 1986 to 1990. He also serves as director of other Israeli companies, including MA Industries, Tadiran, Arkia and R.M. Renaissance Management (1993) Ltd. He also serves as Chairman of the Board of ECI since April 1997. He has a Bachelor degree in Near Eastern Languages and Civilizations from Harvard University and a Certificate on Advanced Arabic from the American University of Cairo.

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

         Joseph Dauber has been a director of Koor since June 1995. Mr. Dauber has been the Chairman of the Board of Directors of Poalim American Express since April 1995 and also of Isracard Ltd. and its subsidiaries since April 1994. Mr. Dauber has been a Joint General Manager of Bank Hapoalim since 1994. He has been a member of the management of Bank Hapoalim since July 1988 and the Deputy Chairman of the management since 1999. Mr. Dauber is the Chairman of the Board of Directors of Isracard Ltd., Eurocard Ltd., and Poalim American Expres Ltd., and a durector of Poalim Properties (Shares) Ltd. He has also been a director of The Investment Company of Bank Hapoalim Ltd. since June 1994. Between 1989 and February 1995, Mr. Dauber was a director of Bank Hapoalim (Switzerland) Ltd.

         Moshe Dovrat has been an outside director of Koor since March 1997. Since 1992 to September 1996, Mr. Dovrat was the General Manager of the Investment Center of the Ministry of Industry and Trade. Prior thereto, Mr. Dovrat was the owner of an economic consulting company, before which, he was the Head of the Economics Division of Kupat Holim, the major health insurance fund in Israel. Since 1997, Mr. Dovrat has been a director of Rotlex (1994) Ltd. and Makefet Pension Fund, a Chairman of the Board of Directors of Kfar Bloom Hotel and an independent director of Etgar Investments and Development Ltd. and Ortel Ltd.

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

         Avi Harel has been a director of Koor since September 1998. Mr. Harel serves as a director of certain affiliates of Bank Hapoalim, including Poalim Capital Markets - Investment Bank Ltd., Poalim Capital Markets and Investments - Holdings Ltd., Poalim Capital Markets and Investments Ltd., Ma'alot the Israeli Company of Securities Grading Ltd. and Bank Otzar Ha'chayal Ltd. Mr. Harel holds an MA in Economics from the Tel-Aviv University.

         Andrew Hauptman has been a director of Koor since November 1997. During the past five years, he was a Director of Business Development and Strategic Planning at the Universal Studios Holdings (UK) Ltd. and at present he is the President of Andell Inc. Mr. Hauptman holds an MBA degree from Harvard University.

         Prof. Jacob Hornik has been an outside director of Koor since March 1997. Prof. Hornik was the Associate Dean and he is a Professor of Marketing and Advertising at the Leon Recanati Graduate School of Business, Tel-Aviv University. Prof. Hornik holds a Ph.D. in Business Administration from Syracuse University, New York. Prof. Hornik acts as a consultant to various organizations and is an independent director of Supersol Ltd. He serves on the editorial boards of several academic journals, including the International Journal of Research in Marketing. Prof. Hornik has also taught and lectured at a number of universities outside Israel, including, the University of Chicago, Northwestern University, New York University, and the University of Washington at Seattle.

         Eli Hurwitz has been a director of Koor since November 1997. Mr. Hurwitz is the President and Chief Executive Officer of Teva Pharmaceutical Industries Ltd. Mr. Hurwitz serves as a director of Teva Pharmaceutical Industries Ltd. and Vishay Intertechnology Inc.

         Irit Izakson has been a director of Koor since September 2000. She was previously Head of the Industrial Sector at the Business Division of Bank Leumi Le-Israel Ltd. She is a director of several financial, investment and commercial companies including Bank Hapoalim, Israel Corp. Mehadrin Ltd., Meshulam Levinshtein Ltd., Nisco Industries Ltd., Erison Holdings (1998) Ltd., and Eurocom Telecomunication Ltd. Mrs. Izakson holds a B.A. in Economics from the University of Tel Aviv and an M.Sc in Operational Research from Tel Aviv University.

         Samuel Minzberg has been a director of Koor since November 1997. He is also the CFO of Claridge Inc., the President of Claridge Israel LLC and a director in HSBC Bank Canada, Reitmans (Canada) Limited and ECI Telecom Ltd.

         Chemi Peres has been a director of Koor since June 2000. He is a Managing Director and Founder of Polaris Venture Capital, a venture capital fund. Mr. Peres is one of the pioneers of the venture capital industry in Israel. In 1992 he founded and managed Mofet Israel Technology Fund, an Israeli venture capital fund. Mr. Peres is the Chairman of the Board of WebGlide, and serves as a director in Orckit Communications Ltd., Aladdin Knowledge Systems Ltd and several other companies. Mr Peres holds a B.Sc. in industrial engineering and management and a M.B.A. from Tel Aviv University.

         David Rubner has been a director of Koor since June 2000. He is Chairman and CEO of Rubner Technology Ventures Ltd. Mr. Rubner was employed with ECI from 1970 and was its President and CEO from 1991 to October 1999 and February 2000, respectively. Since November 1999 he serves as Vice Chairman of the Board of Directors of ECI. He serves as Chairman of the Board of Ectel Ltd., and director of VPS Ltd., Chekpoint Software Ltd., Efcon Ltd., Gigami Inc. and MKID Inc. Mr. Rubner holds a B.Sc. (Hons) in Engineering from Queen Mary College, University of London and a M.S. from Carnegie Mellon University. He is a member of the Presidium of the Israel Manufacturers Association and was a recipient of the Industry Prize for 1995.

         Prof. Gabriela Shalev has been a director of Koor since February 1999. Prof. Shalev is a Contracts Law Professor in the Hebrew University in Jerusalem. Prof. Shalev also serves as a director of several other companies including Van-Lir Institute and Hadassah Hospital.

         Danny Biran has been President of Koor since July 1, 1998. He was a director of Koor from November 1997 until his resignation on February 2, 2000. He serves as the Chairman of the Board of MA Industries, Tadiran, Elisra, Isrex (94) Ltd., Koor Properties, and Koor Trade Ltd. Mr. Biran serves as a director of Barak ITC (1995) - The International Telecommunications Services Corp., Knafaim, and various companies within the Koor Group. He is a graduate of the Law faculty of Tel-Aviv University. He served as a senior executive in the Office of the Prime Minister in Israel for more than ten years.

         Yuval Yanai has been Senior Vice President and Chief Financial Officer of Koor since October 1, 2000. He served as Senior Vice President and Chief Financial Officer of Nice Systems Ltd. from April 1998 to September 2000. From 1991 to 1998 he was the Vice President, Finance and Chief Financial Officer of Elscint Ltd. and member of the board of directors of several of Elscint subsidiaries, as well as member of the board of directors of certain public and private companies. He joined Elscint in 1985 and served as Corporate Controller and Corporate Treasurer through 1991. Mr. Yanai is a director of ECI Telecom Ltd. and Telrad Networks Ltd. Mr. Yanai holds a Bachelor degree from the Tel Aviv University.

         Shlomo Heller has been General Counsel and Corporate Secretary of Koor since August 1997. Between 1990 and 1997 he was the General Counsel of United Mizrahi Bank Ltd. Mr. Heller has served as a director of Telrad since January 1998. He also serves as a director of several other companies within the Koor Group.

         Yiftach Atir joined Koor Industries in July 2000 as head of Koor Corporate Venture Capital. Prior to this Mr. Atir was a Managing Partner with Evergreen Venture Capital between the years 1994 to 2000. Before joining Evergreen, Mr. Atir served 20 years in the Israeli Defense Forces. During the last three years in the IDF Mr. Atir served as military attache in Japan and Korea. Mr. Atir is a director of Telrad Ltd. Mr. Atir holds an MBA from Tel Aviv University.

         Aaron Zuker has been Vice President of Koor since January 1999. He serves as a managing director of R.M. Renaissance Management (1993) Ltd. and serves as a director of Isrex (94) Ltd., Clalcom Ltd., Barak ITC (1995) Ltd., Tadiran, Elisra, Telrad Networks, MA Industries Ltd. and various companies within Koor Group. Between the years 1990-1995 he served as CFO and then CEO of The Jerusalem Report Publication. He is a graduate of B.F.A. of New York Institute of Technology.

         Ran Maidan has been Vice President in charge of Mergers and Aquisitions since June 2000. In 1999 he served as the Controller of Koor. Mr. Maidan is a Certified Public Accountant.

Compensation

         The aggregate compensation paid to or accrued on behalf of all directors and executive officers of Koor as a group (23 persons) during 2000 consisted of approximately $3.8 million, in salary, fees, bonus, commissions and directors' fees and $3.1 million in amounts set aside or accrued for to provide pension, retirement or similar benefits, but excluding expenses (including business travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

         On October 3, 1995, Koor entered into an agreement with Bank Hapoalim, pursuant to which all directors' compensation paid by Koor to any member of the Board of Directors associated with Bank Hapoalim, would be paid directly to Bank Hapoalim. In addition, in connection with the Claridge Acquisition, three directors associated with Claridge assigned their directors' compensation to Claridge. All these directors received compensation, identical to that received by other Koor directors. All Koor directors received compensation identical to that received by the outside directors of Koor as described below.

         Compensation and reimbursement for Outside Directors (as described below) is statutorily determined pursuant to a formula stated by the Israeli Companies Law, 5759-1999, and Koor adopted the highest compensation payable pursuant to the formula. Compensation and reimbursement of all other directors who do not serve as officers are the same as the statutory rates paid to Outside Directors according to a decision of the Annual General Meeting. Directors who serve as officers of Koor do not receive any compensation for their services on the Board. For additional information concerning the compensation of directors, see Note 25F to the Financial Statements.

         During 2000, officers of Koor received, in the aggregate, options to purchase up to 35,000 ordinary shares under the 1998 Plan (as described below) and options to purchase up to 125,000 ordinary shares under the 2000 Plan (as described below). The options granted under the 1998 Plan have an exercise price of $108.90 and will expire on July 16, 2006 and the options granted under the 2000 have an exercise price of $97.39 and will expire on June 14, 2008.

Board Practices

         Pursuant to Koor's articles of association, the number of directors serving on the board is required to be not less than five. The appointment of members to the Board of Directors, their replacement and removal, and the appointment of the Chairman of the Board of Directors requires approval by Koor's shareholders by ordinary resolution. Each member of the Board of Directors remains in office until his/her office is vacated due to any one of the following events: death, legal incompetence, bankruptcy or resignation or upon removal at a shareholders meeting. Koor's chief executive officer is appointed by the Board of Directors. Koor's executive officers serve at the discretion of Koor's chief executive officer pursuant to powers delegated to him by Koor's Board of Directors.

         The board may appoint a committee of the board and delegate to such committee the powers of the board as it deems appropriate, unless it is restricted by the Companies Law. Notwithstanding the foregoing, the board may, from time to time, revoke the delegation made to a committee of its powers and authorities or portion thereof. The board has appointed an executive committee which has 4 members, an audit committee which has 4 members, and a remuneration committee which has 3 members.

         Outside Directors

         Under the Companies Law, which became effective on February 1, 2000, companies incorporated under the laws of Israel whose shares have been offered to the public in or outside of Israel are required to appoint at least two outside directors. This law provides that a person may not be appointed as an outside director if the person or the person's relative, partner, employer or any entity under the person's control, has, as of the date of the person's appointment to serve as outside director, or had, during the two years preceding that date, any affiliation with Koor or any entity controlling, controlled by or under common control with Koor. The term "affiliation" includes:

         o an employment relationship;

         o a business or professional relationship maintained on a regular basis;

         o control; and

         o service as an office holder.

         These directors must be residents of Israel. No person may serve as an outside director if the person's position or other business activities create, or may create, a conflict of interest with the person's responsibilities as an outside director or may otherwise interfere with the person's ability to serve as an outside director.

         Outside directors are to be elected by a majority vote at a shareholders' meeting, provided that either:

              (1) the majority of shares voted at the meeting, including at least one-third of the shares of non-controlling shareholders voted at the meeting, vote in favor of election of the director; or
              (2) the total number of shares of non-controlling shareholders voted against the election of the director does not exceed one percent of the aggregate voting rights in Koor.

         The initial term of an outside director will be three years and may be extended for an additional three years. Each committee of a company's board of directors will be required to include at least one outside director. We intend to take all actions required for us to comply with the new Companies Law and its requirements for outside directors.

         Our outside directors were originally appointed as public directors under the law in effect prior to the Companies Law. Pursuant to the terms of the Companies Law, public directors are considered to be outside directors and may complete their terms of office. The terms of office of our outside directors expire in March 2002.

         An outside director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with service provided as an outside director.

         Independent Directors

         We are subject to the rules of the NYSE applicable to listed companies. Under the NYSE rules, we are required to appoint a minimum of three independent directors. The independence standard under the NYSE rules excludes any person who is a current or former employee of a company or any of its affiliates, as well as any immediate family member of an executive officer of a company or any of its affiliates. At least three of our current directors meet the independence standard of the NYSE rules.

         Audit Committee

         The Companies Law requires public companies to appoint an audit committee. The responsibilities of the audit committee under the Companies Law include identifying irregulari-ties in the management of Koor's business and approving related party transactions as required by law. Under the Companies Law, an audit committee must consist of at least three directors, including at least two outside directors. The chairman of the board of directors, any director employed by or otherwise providing services to Koor, and a controlling shareholder or any relative of a controlling shareholder, may not be a member of the audit committee.

         In addition, under NYSE rules we are required to maintain an audit committee, consisting of at least three independent directors and one member must have accounting or related financial management expertise. The responsibilities of the audit committee under the NYSE rules include, among other things, evaluating the independence of a company's outside auditors. We intend to continue to take all actions as may be necessary for us to maintain our compliance with applicable NYSE requirements.

         Internal Auditor

         Under the Companies Law, the board of directors must appoint an internal auditor, nominated by the audit committee. The role of the internal auditor is to examine, among other matters, whether Koor's actions comply with the law and orderly business procedure. Under the Companies Law, the internal auditor may be an employee of Koor but not an office holder, or an affiliate, or a relative of an office holder or affiliate, and he may not be Koor's independent accountant or its representative. Koor has appointed an internal auditor in accordance with the requirements of the Companies Law and his reports are submitted to the Chairman and to the audit committee and reviewed by it. The audit committee follows up the implementation of the recommendations of the internal auditor.

         Remuneration Committee

         The Board of Directors has appointed a Remuneration Committee comprised of 3 drectors, one of which is an outside director. The authorities of this committee are to consider and decide on matters pertaining to the conditions of employment of officers employed by Koor including personal contracts, bonuses and other remuneration.

         Executive Committee

         The Board of Directors has appointed an Executive Committee comprised of 4 directors, one of which is an outside director. This committee is chaired by the Executive Vice Chairman. The authorities of this committee are to consider the multi-year strategic target plan and to advise the board on its recommendations, to approve the issue of debentures in an amount not exceeding $75 million dollars, to obtain loans and credit up to $75 million, to approve new investments and sale of assets in amounts not exceeding $50 million.

Employees

         At December 31, 2000, we had approximately 8,680 employees worldwide, which represented a decrease of 10.8% from year-end 1999. (Employees of companies which were sold during 2000, are not included.

         The table below sets forth the break down of the geographic location of the employees in the companies that remained with us, in the year end of 1998, 1999, 2000:

                            Latin
              Israel       America     USA      Europe     Others      Total
              ------       -------     ---      ------     ------      -----
    1998       8,174        1,264      434       257         66       10,195
    1999       7,729        1,258      413       276         54        9,730
    2000       6,663        1,239      413       299         81        8,695

         Our future success will depend in part upon our ability to attract and retain highly skilled and qualified personnel. Although competition for such personnel in Israel is generally intense, we believe that adequate personnel resources are currently available in Israel to meet our requirements.

         The collective bargaining agreements of Koor's subsidiaries cover a term of one to three years or are for an indefinite period. Upon expiration of the term of an agreement, and pending negotiations for extension, the provisions of the agreement remain in force unless one of the parties gives a notice of termination or a new collective agreement is entered into. Management believes that, upon expiration of such existing agreements, its subsidiaries will be able to negotiate, without material disruptions to Koor's business, satisfactory new agreements. However, there can be no guarantee that satisfactory agreements will be reached in each subsidiary or that the negotiation of such agreements will not generate material disruptions to Koor's business. However, we are subject to certain labor related statutes, and to certain provisions of collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations (including the Industrialists' Association of Israel) that are applicable to our Israeli employees by order of the Israeli Ministry of Labor and Welfare. These statutes and provisions principally concern the length of the work day and the work week, minimum wages for workers, contributions to a pension fund, insurance for work-related accidents, determination of severance pay and other conditions of employment. Furthermore, pursuant to such provisions, the wages of most of our employees are automatically adjusted based on changes in the Israeli consumer price index, or CPI. The amount and frequency of these adjustments are modified from time to time.


         Israeli law generally requires the payment by employers of severance pay upon the death of an employee, his retirement or upon termination of employment by the employer without due cause. We currently fund our ongoing severance obligations by making monthly payments to approved severance funds or insurance policies. In addition, according to the National Insurance Law, Israeli employers and employees are required to pay predetermined sums to the National Insurance Institute, an organization similar to the United States Social Security Administration. These contributions entitle the employees to benefits in periods of unemployment, work injury, maternity leave, disability, reserve military service and bankruptcy or winding-up of the employer. Since January 1, 1995, such amount also includes payments for national health insurance. The payments to the National Insurance Institute are equal to approximately 14.5% of an employee's wages (up to a specified amount), of which the employee contributes approximately 66% and the employer contributes approximately 34%.

         Labor Relations

         The Koor Group is subject to various Israeli labor laws, collective bargaining agreements, Israeli labor practices, as well as orders extending certain provisions of collective bargaining agreements between the Histadrut (currently the largest labor organization in Israel) and the Coordinating Bureau of Economic Organizations (the federation of employers' organizations). Such laws, agreements and orders are of wide scope, including minimum employment standards (including, among other things, working hours, minimum wages, vacation and severance pay), and special issues, such as equal pay for equal work, equal opportunity in employment, and employment of women, youth and army veterans. Currently, all of The Koor Group's employees have individual employment agreements with The Koor Group.

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

         The collective bargaining agreements of The Koor Group's subsidiaries cover a term of one to three years or are for an indefinite period. Upon expiration of the term of an agreement, and pending negotiations for extension, the provisions of the agreement remain in force unless one of the parties gives a notice of termination or a new collective agreement is entered into. Management believes that, upon expiration of such existing agreements, its subsidiaries will be able to negotiate, without material disruptions to The Koor Group's businesses, satisfactory new agreements. However, there can be no guarantee that satisfactory agreements will be reached in each subsidiary or that the negotiation of such agreements will not generate material disruptions to The Koor Group's businesses.

         In 2000, total labor costs of the Koor Group (including temporary employees) amounted to approximately NIS 1,727 million, which represented approximately 20.9% of the Koor Group's total revenues. The majority of the Koor Group's labor costs are denominated in NIS and are affected by the periodic changes in the inflation rate in Israel.

         The future success of the Koor Group will depend significantly upon its ability to attract and retain highly skilled and qualified personnel. Although competition for such personnel is generally intense, the Koor Group believes adequate personnel resources are currently available in Israel.

Share Ownership

         The only directors and executive officers of Koor who are deemed to have beneficial ownership of more than 1% of Koor's outstanding ordinary shares are Mr. Charles R. Bronfman, Mr. Jonathan Kolber and Mr. Andrew Hauptman, all of whom are related to the Claridge Group, Koor's major shareholder. For details please see Footnote 3 to the Major Shareholders table in "Item 7, Major Shareholders and Related Party Transactions".

              As of June 20, 2001, Koor's directors and executive officers, in the aggregate, held options under its stock option plans to purchase up to 235,566 ordinary shares. 31,282 of these, which were granted under the 1997 Plan, have an exercise price of $98.75 and will expire 5 years from the date of grant. 79,284 of these, which were granted under the 1998 Plan, have an exercise price of $108.90 and will expire 5 years from the date of grant. The remaining 125,000 of these, which were granted under the 2000 Plan, have an exercise price of $97.39 and will expire 5 years from the date of grant.

Employee Benefit Plans

         As of June 20, 2001, options granted, or approved for grant, to all Koor's employees to purchase up to 595,956 ordinary shares were outstanding.

         The 1997 Stock-Based Compensation Plan

         On May 26 1997, Koor's Board of Directors adopted the 1997 Stock-Based Compensation Plan. The 1997 Plan authorizes an issuance at no cost of options to purchase 188,968 ordinary shares. On May 27 1997, options to purchase 134,547 ordinary shares were granted at an exercise price of $90.989 per share, and on November 6 1997, additional options to purchase 54,421 ordinary shares were granted at an exercise price of $98.747 per share. At June 20, 2001, options to purchase 120,938 shares were outstanding under the 1997 Plan. All the options under this plan are vested. Unless exercised, options granted under the 1997 Plan shall expire five years from the date of grant.

         A subsidiary, Koor Trusts 1995 Ltd. (Koor Trusts) together with a trust company of a bank (together - the "Trustee") serve as Trustee for the purposes of the 1997 Plan. According to the 1997 Plan, Koor Trusts will purchase for the optionee, utilizing funds provided by Koor, such number of ordinary shares issued upon the exercise of such options by the optionee, at a price per share equal to the average closing price per share of the ordinary shares on the TASE in the ten trading days immediately preceding the date of the exercise, as are equal (based on such price) to the aggregate exercise price paid by such optionee upon exercise of such options. Upon complet-ion of the above described transactions, the employees will hold that portion of shares which reflects the component of profit and the balance of shares will be held by Koor Trusts. The shares which will be purchased by Koor Trusts will be reserved for granting them in the future to any specific employee or employees of Koor, subject to receipt of approvals described in the 1997 Plan. Koor Trusts will not participate or vote in General Shareholders Meetings and will not participate in any distribution with respect to those shares. If the shares so held by Koor Trusts in reserve shall not be granted to employees within a reasonable period of time, Koor shall take steps to defer the rights attached to such shares or eliminate them from Koor's share capital by way of a reduction of capital pursuant to the Companies Law.

         On August 28, 1997, Columbus Capital Corporation (Columbus) (a member of the Claridge Group), undertook to grant put options to those senior employees of Koor, who were eligible for options to purchase ordinary shares by virtue of the 1997 Plan (as well under a prior employee stock option plan). These put options are exercisable within 90 days from the first date in which the employees are eligible to exercise the options under the plans. The put options confer to the employees the right to sell to Columbus the outstanding shares granted to them and the profits inherent in the exercise of the options. Columbus will purchase these shares from the employees, if they should desire, for $121.25 per Ordinary Share. In 1999, employees exercised put options with respect to 9,360 ordinary shares.

         The 1998 Stock-Based Compensation Plan

         On August 30 1998, an Extraordinary General Shareholders Meeting approved the issuance, at no cost, of 400,000 options to be granted to employees of Koor. Of such options, 350,017 options have been granted to senior employees and were outstanding as of June 20, 2001 (of which 105,236 option warrants have been granted to Koor's Chief Executive Officer who is also Vice Chairman of the Board of Directors). Each option may, theoretically, be exercised into one Ordinary Share. In practice, however, the optionee will not be issued the total number of shares to which he is entitled upon exercising the options, but only the number of shares reflecting the monetary benefit component of the option as at the exercise date. The options vest over a three-year period from July 1998. Unless exercised, options granted under the 1998 Plan shall expire on July 16, 2003, (excluding those granted to the Chief Executive Officer which expire on July 16, 2002). The exercise price of the granted options is $114.7, excluding options issued to the Chief Executive Officer, which their exercise price is $118.3 per share. The exercise price of these options is subject to downward adjustment in the amount of the dividends per share that are paid prior to the date of exercise.

         As of June 20, 2001, options to purchase 350,017 ordinary shares were outstanding under the 1998 Plan.

         2000 Amendments to the Stock-Based Compensation Plans

         On March 22, 2000, the Koor Board of Directors decided to amend the employee stock options plans (excluding interested parties) from 1997 and 1998. It was decided that, as regards the 1998 Plan, the exercise price would be adapted due to the dividend distribution to all the options, even if the date of entitlement to their exercise falls prior to the entitlement to a dividend.

         In addition, it was decided that, as regards the options from the 1997 and 1998 Plans, an employee who has resigned and who held options whose exercise date falls due prior to his/her resignation, their exercise period will be to the end of a five year period from the day the Plan commenced.

         On August 6, 2000, the Board of Directors decided to amend the stock options Plan, in such a manner that the exercise period of each option be extended to the end of five years from the date of consolidation of its eligibility, this vis-a-vis employees owning options, who are not interested parties in Koor and who will not retire before the end of 2000.

         Year 2000 Stock-Based Compensation Plan

         On August 6, 2000, Koor's Board of Directors approved the issuance at no cost of up to 400,000 options to be granted to employees of Koor. The exercise price of the options is $97.39 per share. The terms of the 2000 Plan are substantially similar to those of the 1998 Plan. On October 5, 2000, 125,000 options were allocated to various employees.

         As of June 20, 2001, options to purchase 125,000 ordinary shares were outstanding under the 2000 plan.

         Option Plans of Certain Subsidiaries

         Certain Koor's subsidiaries have option plans issued to their senior employees. The term of the options expires generally in 2001. The exercise price is similar to the market price of the subsidiary's shares, upon issuance of the options. The rate of dilution in these subsidiaries, following the exercise of the options, will not exceed 2%. The subsidiaries are MA Industries and USM.


Item 7.  Major Shareholders and Related Party Transactions.

Major Shareholders

       The following table sets forth certain information with respect to the beneficial ownership of Koor's ordinary shares as of June 20, 2001, with respect to each person known to Koor to be the beneficial owner of 5% or more of its outstanding ordinary shares. None of Koor's major shareholders has any different voting rights than any other holder of its ordinary shares.

Name                                                                            Number of                   Percentage of
                                                                                 Ordinary            Outstanding Ordinary Shares
                                                                                  Shares                        Shares
                                                                            Beneficially Owned        Beneficially Owned (1) (2)
                                                                            ------------------        --------------------------

Claridge Group (3)....................................................     5,389,573                             35.08%

Hapoalim Properties (Shares) Ltd. (a subsidiary of Bank Hapoalim)(4)       3,180,279                             20.70%

All officers and directors as a Group (20 persons).....................      512,623(5)                           3.33%

-----------------------

(1) Based upon 15,362,815 ordinary shares issued and outstanding on June 20, 2001, which amount excludes 624,577 ordinary shares owned by Koor Trusts (1995) Ltd. that do not confer voting or distribution rights (See
Note 20A(4) to the Financial Statements), and excludes 538,592 ordinary shares held by Koor as treasury stock purchased in the open market during year 2000 (See Note 20B to the Financial Statements) and according to Companies Law do not confer voting or distribution rights while held directly by Koor. The respective numbers of ordinary shares listed as beneficially owned in the table above, and the percentage of outstanding ordinary shares represented thereby, do not give effect to (i) the conversion of NIS 70,305,335 aggregate principal amount of Series F convertible debentures into 213,046 ordinary shares, and (ii) ordinary shares issuable upon exercise of options granted pursuant to the 1997, 1998 and 2000 Plans, which are exercisable within 60 days of this Annual Report. See "Item 6. Directors, Senior Management and Employees", and Note 20 to the Financial Statements.

(2) As of June 20, 2001, certain subsidiaries of Koor held an aggregate of 182,436 ordinary shares and 12,950,864374 deferred shares of Koor, par value NIS 0.001 per share (the "Deferred Shares"). Holders of Deferred Shares are only entitled to receive the nominal paid-up value of the Deferred Shares in the event of the winding up of Koor, subject to prior payment of the nominal paid-up value of the ordinary shares to the holders of ordinary shares. The holders of the Deferred Shares do not have any voting rights and they are not entitled to participate in the distribution of dividend of any kind.

(3)      The Claridge Group holdings are comprised as follows:

         a) Claridge Israel L.L.C., a Delaware limited liability company, which holds 4,542,333 ordinary shares. Claridge Israel L.L.C. is owned by the following two different trusts, whose beneficiaries are relatives of Charles Bronfman, Koor's Chairman of the Board:

                  I. Charles Bronfman Trust - a trust established under the laws of the U.S.A. (primarily) for the benefit of Charles
                  R. Bronfman and Ellen J. Bronfman Hauptman and her issue. Mr. Andrew Hauptman, one of our directors is the husband of Mrs. Ellen J. Bronfman Hauptman;

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

         Pursuant to certain restrictions under an amendment to the Banking (Licensing) Law 1981, with respect to non bank-holdings held by banking corporations, on July 12, 1998, the Claridge Group and Bank Hapoalim, on behalf of Hapoalim Properties (Shares) Ltd., entered into certain agreements concerning their holdings in Koor, the principles of which are:

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

(4) One member of the board of directors of Koor (namely - Irit Izakson) is a member of the board of Bank Hapoalim, and 2 members of the board of directors of Koor (namely - Joseph Dauber and Avi Harel) are employees of Bank Hapoalim. See "Item 6. Directors, Senior Management and Employees".

(5) Includes options to purchase ordinary shares held by certain officers and directors, exercisable within 60 days of the date of this Annual Report and 40 shares held by one director, and does not include ordinary shares held by the Claridge Group and Hapoalim Properties (Shares) Ltd. which may be deemed beneficially owned by certain officers and directors as described in footnotes 3 and 4 above.

         As of December 31, 2000, Koor had [ ] ADS holders of record in the United States, holding approximately [ ]% of its outstanding ordinary shares.

         To Koor's knowledge, it is not directly or indirectly owned or controlled by another corporation or by any foreign government and there are no arrangements that might result in a change in control of Koor.

Related Party Transactions

         For details regarding transactions and loans between Koor and related parties please see Note 25 to the Financial Statements.

Item 8.  Financial Information.

Consolidated Statements and Other Financial Information

         See "Item 17. Financial Statements" and pages F-1 through F-108.

Legal Proceedings

         Claims against Telrad

         (a) In October 1994, a claim was filed by the Union Engineers against Telrad, for an unspecified amount. The claim pertains to the recognition and applicability of the salary tables included in the general collective bargaining agreements, which were signed in 1994 and 1995 between the Engineers Union and the employers in the public service sector, to Telrad engineers.

         On January 31, 1996, a ruling was handed down by the Tel-Aviv District Labor Court completely rejecting the claims of the Engineers Union.

         The Engineers Union has appealed the decision to the National Labor Court. At the opening of the hearing of the appeal, the Histadrut submitted a petition that Koor be added as a party to the proceedings. Koor contested the petition. On November 6, 2000, the National Labor Court handed down its decision whereby Koor's position was accepted and Koor wasn't added as party to the proceedings but the claim of the Engineers Union against Telrad was accepted.

         Telrad has filed a petition to the High Court of Justice asking for recission of the judgment of the National Labor Court.

         In April 1996, the Lod Workers Council, on behalf of Telrad's Committee of Monthly Workers, filed in the Regional Labor Court a claim concerning the application of wage tables applicable in the public service sector, to Telrad monthly employees. The parties to the litigation agreed to stay the proceedings until the National Labor Court decides on the appeal of the Engineering Workers.

         (b) In 2000, a claim was filed against Telrad by company employees who are members of the company's workers' committee. They are suing for accounts so that the plaintiffs can examine the calculation of the distribution of earnings to employees. They are also suing for a declaratory judgment which will determine that Telrad is obliged to draw up new accounts for the distribution of earnings. In addition, an application was filed to recognize the plaintiffs as the representatives of all of Telrad's workers and employees. The court rejected the application for a representative claim. A statement of defense has been filed.

         Claims Against ECI

         Three putative shareholder class action lawsuits were filed against ECI and several of its former officers on and after June 12, 2001. The plaintiffs in each such action seek to represent a class of investors in ECI's securities throughout a specified period, approximately from May 2000 to February 2001. The plaintiffs allege that ECI and the individual defendants made false and misleading statements about ECI's financial condition, revenues, expenses and results of operations, in violation of federal securities laws and seek damages in an unspecified amount. ECI believes that the plaintiffs' claims have no basis and intends to vigorously defend the actions. At this preliminary stage of the proceedings, ECI cannot predict the outcome of the litigation, nor can it make any estimate of the amount of damages, if any, for which it will be held responsible in the event of a negative conclusion to the litigation.

         Restrictive Trade Practices

         TTL/Telrad

         During October 1997, proximate to the date of the publication of a newspaper article containing details about alleged violations of the Israeli Antitrust Law regarding price coordination and lack of competition between TTL and Telrad, the Antitrust Commissioner conducted an examination at the offices of TTL, Telrad and Koor, during which certain documents were confiscated, certain employees were questioned and additional information was submitted as requested.

         On December 13, 1998, the Israeli antitrust commissioner issued a press release, in which he announced that the Investigations Department of the Restrictive Trade Practices Authority has concluded the investigation regarding suspicions about restrictive arrangements between Koor, TTL, Telrad, Bezeq and Bezeqcall, in the field of the supply of switchboards for the commercial market and in the field of N.S.R.

         According to a press release by the Israeli antitrust commissioner, the investigators of the Investigations Department of the Israeli Antitrust Authority recommend submitting a bill of indictment against some of the examinees regarding some of the suspicions investigated, and that the Legal Department of the Israeli Antitrust Authority is to decide if offenses were in fact committed and if there is a sufficient evidential basis for trial. As of June 20, 2001, nothing was mentioned regarding details about the findings of the Legal Department of the Israeli Antitrust Authority.

         Under Israeli antitrust law, penalties may be imposed against an entity which has violated the law. There is also the possibility of repercussions at the civil level, if damage should be proven as a result of a violation of the law.

         The management of Koor and the subsidiaries, after consultation with their legal counsel, are of the opinion that, at this stage, as long as the results of the Antitrust Commissioner's examinations have not yet been published, it is not possible to assess the possible developments in this matter, nor to evaluate if a significant loss is expected to result - if at all. Accordingly, it was not considered appropriate to make any provision in the Financial Statements in respect of this matter.

         Claridge

         Pursuant to the directives of the Antitrust Commissioner, in the conditions of the permit to merge Claridge Group with Koor and the amendments thereto, various restrictions were imposed on the Claridge Group and on the Koor Group. With the completion of the sale of Koor's holding in Mashav Enterprise and Development Ltd. the restrictions imposed were cancelled.

         TTL/ECI  Merger

         Within the framework of the merger agreement among ECI, Tadiran and TTL, Tadiran undertook to indemnify ECI for any damage it incurred as a result of the matters listed below:

         o Taxes imposed on TTL and its consolidated companies over and above the provisions included in the financial statement.

         o Breach of the obligations of Tadiran and TTL in the merger agreement concerning agreement with related parties.

         o Any subject connected with the matters being investigated by the Israeli antitrust commissioner.

         The indemnity items cover losses in excess of the deductible of between $1.5 million to $10 million (contingent upon each section separately) and/or are restricted to 81.67% of the loss incurred.

         For indemnity purposes only, the representations made by TTL remain valid for one year from the date of the merger. Tadiran's indemnity in respect of the matters or facts being investigated by the Israeli antitrust commissioner, remain valid for a period of seven years from the date of the merger and are extendible for an additional period as long as these matters are under investigation. All other remaining representations made by Tadiran or TTL did not remain valid after the date of the merger.

         Environmental

         One of MA Industries' plants is located in Ramat Hovav, along with other chemical plants, since the Government decided that the geological layers in that particular area are completely impenetrable to liquid or pollution. The Ministry of the Environment conducted examinations, which determined that there is data indicating subterranean pollution in Ramat Hovav. The examiners recommended the taking of measures to prevent the continuation of leakages from active and inactive plants, which are liable to constitute a source of pollution of the water table, in the area. At this stage, MA Industries cannot estimate the costs involved, if, in the light of the research that will be carried out, a solution will be found, which it will be decided to implement. Furthermore, the local Municipality at Ramat Hovav is continuing to take rehabil-itation steps relating to past incidents.

         Claims filed against Tadiran and its subsidiaries

         (a) Employees of a plant of Tadiran, which had been closed during 1990, filed actions against Koor, alleging that they sustained injuries and certain related illnesses had been caused by exposure to certain substances during their employment.

         Tadiran has insurance policies that cover possible damages as a result of these claims, and, consequently, no provisions have been made in respect of those claims. Tadiran recorded provisions in respect of possible damages which had been covered by an insurance company currently in the process of liquidation.

         (b) In October 1999, Bezeq, lodged a claim against Tadiran whose main cause is various losses incurred by Bezeq due to delays in the performance of works which were ordered under development and application contracts originally entered into between Bezeq and TTL in the amount of approximately $6.7 million.

         Alternatively, Bezeq is suing for the balance of arrearage penalties to which it alleges it is entitled pursuant to those contracts, and which were not paid in full, in the amount of some $1.7 million.

         In an arbitration judgment handed down on February 17, 2000, all Bezeq's arguments regarding TTL's liability for the principal claim were dismissed. The arbitration judgment determines that pursuant to the engagement contracts between the parties Bezeq is entitled to compensation within the framework of arrearage penalties only. The parties are in intensive negotiations to reach a settlement. In the opinion of the management of Tadiran, based on the opinions of its legal counsel, Tadiran will not bear additional substantial expenses over and above the allocations contained in the financial statements.

         Claims filed against MA Industries and its foreign subsidiaries

         A claim was filed against MA Industries, a subsidiary of Koor in Brazil, alleging that the subsidiary has copied a certain process, which is a protected trade secret that is owned by the claimant. Accordingly, the subsidiary is being sued to indemnify the claimant in respect of unfair competition, in the amount of $12 million (based on a calculation involving the amount of materials used). In addition, the claimant has requested that a fine of 100 thousand Brazilian reals per day be levied against the subsidiary in respect of the unlawful exploitation of trade secrets. The subsidiary's management estimates that the claim has no validity and, therefore, no provision has been included in the financial statements in respect thereto.

         A claim was filed against MA Industries subsidiary in Brazil and others, in the aggregate amount of $15 million, by a group that acquired the rights to two banks that had declared bankruptcy. The subsidiary is requested to repay a loan of $1 million, out of the aforementioned amount, which the claimants maintain had been granted directly to the subsidiary. With respect to the balance of the claim, the subsidiary has been sued as the guarantor of debts of agricultural cooperatives, which were its former shareholders.

         The subsidiary's management estimates that there is a reasonable likelihood that its defense against the claim will be accepted and, therefore, no provision has been included in the financial statements in respect thereto.

         Claims and other monetary demands have been filed against MA Industries investee in Brazil, in the aggregate amount of $15 million.

         Pursuant to the amendment of the Employment of Workers by Human Resources Contractors Law 1996, passed in July 2000, human resources employees are entitled to identical work conditions to those that workers employed directly by employers as of 2001. Management of MA Industries estimates that the amendment to this law shall not have any significant influence on the results of its activities in the coming years.

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

         Elisra/Qualcomm

         In 1998, Qualcomm Inc. filed a claim against Elisra in response to the claim filed by Elisra for a transaction that was cancelled by Qualcomm in August 1996. The claim filed by Elisra was for the sum of $ 25 million and the cross claim was for the sum of $ 79 million, plus punitive damages. The claims were filed during arbitration proceedings in the U.S. Elisra believes that it has a well founded cause of action against Qualcomm, and good defense claims against the cross claim, therefore, the chance of the claim being rejected is good. No provisions were recorded in the financial statements for the claim.


Item 9.     The Offer and Listing.

Trading in the ADSs

         In the United States, our American Depositary Shares, or ADSs, have been traded on the NYSE since our initial public offering in October 1995 under the symbol "KOR" and are evidenced by ADRs. Each ADS represents
0.20 fully paid ordinary shares. In addition, the ADSs are quoted on the Stock Exchange Automated Quotation System operated by the International Stock Exchange of the United Kingdom and the Republic of Ireland Limited
(SEAQ). The following table sets forth, for the periods indicated, the high and low last reported sale prices for our ADSs.

                                                       ADSs
                                                       ------------------------
                                                       High             Low
                                                       --------------   -------
                                                           $               $
Annual
------
         1996..........................................18.9137          13.4500
         1997..........................................21.6271          15.0853
         1998..........................................24.4077          12.0580
         1999..........................................24.0805          15.4596
         2000..........................................22.0625          13.0000
Quarterly 1999
--------------
         First Quarter.................................20.5463          16,2933
         Second Quarter................................24.0805          20.2468
         Third Quarter.................................23.9140          16.9089
         Fourth Quarter................................20.7738          15.4596
Quarterly 2000
--------------
         First Quarter.................................21.3926          17.7233
         Second Quarter................................22.0000          16.7318
         Third Quarter.................................22.0625          18.6875
         Fourth Quarter................................19.3750          13.0000
Quarterly 2001
--------------
         First Quarter.................................13.9375           7.5200
Monthly 2000/2001
-----------------
         December......................................15.6250          13.0000
         January.......................................13.9375          11.1875
         February......................................12.4400          10.4500
         March.........................................10.8500           7.5200
         April..........................................8.3000           7.1400
         May........................................... 8.3300           7.5000

         On June 28, 2001, the last reported sale price of our ADSs was $7.10 per ADS.

         The ADSs are issued pursuant to a Deposit Agreement entered into by Koor and the Bank of New York, as depository. The Bank of New York's address is 101 Barclay Street, New York, New York 10286.

Trading in the Ordinary Shares

         Koor's securities have been listed on the TASE since 1956. Our ordinary shares have been listed on the TASE since 1991. The ordinary shares are not listed on any other stock exchange and have not been publicly traded outside of Israel (other than through ADSs as noted above). The table below sets forth the high and low last reported prices of our ordinary shares (in NIS and dollars) on the TASE. The translation into dollars is based on the average period rate of exchange published by the Bank of Israel.

                                                            -------------------------------------------------------
                                                                                Ordinary Shares
                                                            --------------------------  ---------------------------
                                                            High                        Low
                                                            ------------  ------------  ------------   ------------
                                                            NIS           $             NIS            $
Annual
------
         1996...............................................335.16        105.21        245.95           76.98
         1997...............................................416.25        120.13        281.27           81.17
         1998...............................................481.00        126.25        270.00           70.87
         1999...............................................504.00        121.00        348.00           83.55
         2000...............................................455.00        111.85        255.50           62.81
Quarterly 1999
--------------
         First Quarter......................................428.00        105.42        348.00           85.71
         Second Quarter.....................................504.00        123.26        426.00          104.18
         Third Quarter......................................492.00        118.56        364.00           87.71
         Fourth Quarter.....................................443.00        104.73        351.00           82.98
Quarterly 2000
--------------
         First Quarter......................................453.00        111.74        373.00           92.00
         Second Quarter.....................................450.30        109.83        345.90           84.37
         Third Quarter......................................455.00        112.07        385.00           94.83
         Fourth Quarter.....................................393.80         96.05        255.50           62.32
Quarterly 2001
--------------
         First Quarter......................................281.20         67.99        157.00           37.95
Monthly 2000/2001
-----------------
         November...........................................334.30         81.34        305.30           74.28
         December...........................................323.20         79.22        255.50           62.62
         January............................................281.20         68.25        227.30           55.17
         February...........................................257.70         62.55        223.00           54.61
         March..............................................223.20         53.65        157.00           37.74
         April..............................................169.40         40.53        147.70           35.33


         As of June [ ], 2001, the last reported price of our ordinary shares on the TASE was NIS [ ] (or $[ ]) per share.;



Item 10. Additional Information.

Memorandum and Articles of Association

         Organization and Register

         Koor is a company limited by shares organized in the State of Israel under the Companies Law. Koor is registered with the Registrar of Companies of the State of Israel and has been assigned company number 52-001414-3.

         Objects and Purposes

         Koor's objects and purposes include a wide variety of business purposes, including all kinds of investments, borrowing and lending, purchase and sale of real estate, and to engage in any other kind of business or commmercial activity. Koor's objects and purposes are set forth in detail in Section 2 of its memorandum of association.

         Directors

         Pursuant to Koor's articles of association, the number of directors serving on the board is required to be not less than five. The appointment of members to the Board of Directors, their replacement and removal, and the appointment of the Chairman of the Board of Directors requires approval by Koor's shareholders by ordinary resolution. Each member of the Board of Directors remains in office until his/her office is vacated due to any one of the following events: death, legal incompetence, bankruptcy or resignation or upon removal at a shareholders meeting. Koor's chief executive officer is appointed by the Board of Directors. Koor's executive officers serve at the discretion of Koor's chief executive officer pursuant to powers delegated to him by Koor's Board of Directors. The Board is authorized to appoint additional directors (whether to fill a vacancy or create new directorship) to serve until the next annual shareholders meeting, provided that the total number of directors does not exceed the maximum set by the general meeting. Compensation of the Board of Directors is fixed by the general meeting and directors shall not be required to hold qualifying shares

         A meeting of the board may be called on the request of each director. The quorum required for a meeting of the board consists of a majority of directors holding office, for the time being, and entitled under any law to attend and vote at such meeting, provided that the quorum is not less than three. In lieu of a board meeting a resolution may be adopted by written consent.

         The board may appoint a committee of the board and delegate to such committee all or any of the powers of the board as it deems appropriate. Notwithstanding the foregoing, the board may, from time to time, revoke the delegation made to a committee of its powers and authorities or portion thereof. The board has appointed an audit committee which has four members, a remuneration committee which has three members and an executive committee which has four members.

         The board has borrowing powers that may be exercised in accordance with our articles of association. Koor's articles of association are silent with regards to the retirement age of directors and directors involvement in matters to which they are materially interested.

         Approval of Certain Transactions

         The Companies Law codifies the fiduciary duties that "office holders," including directors and executive officers, owe to a company. An office holder's fiduciary duties consist of a duty of care and a duty of loyalty. The duty of loyalty includes avoiding any conflict of interest between the office holder's position in Koor and his personal affairs, avoiding any competition with Koor, avoiding exploiting any business opportunity of Koor in order to receive personal advantage for himself or others, and revealing to Koor any information or documents relating to Koor's affairs which the office holder has received due to his position as an office holder. Under the Companies Law, all arrangements as to compensation of office holders who are not directors require approval of the board of directors. Arrangements regarding the compensation of directors also require audit committee and shareholder approval.

         The Companies Law requires that an office holder of Koor promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by Koor. In addition, if the transaction is an extraordinary transaction as defined under Israeli law, the office holder must also disclose any personal interest held by the office holder's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of the foregoing. In addition, the office holder must also disclose any interest held by any corporation in which the office holder is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager. An extraordinary transaction is defined as a transaction other than in the ordinary course of business, otherwise than on market terms, or that is likely to have a material impact on Koor's profitability, assets or liabilities.

         In the case of a transaction which is not an extraordinary transaction, after the office holder complies with the above disclosure requirement, only board approval is required unless the articles of association of Koor provide otherwise. The transaction must not be adverse to Koor's interest. Furthermore, if the transaction is an extraordinary transaction, then, in addition to any approval stipulated by the articles of association, it also must be approved by Koor's audit committee and then by the board of directors, and, under certain circumstances, by a meeting of the shareholders of Koor. An office holder who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may not be present at this meeting or vote on this matter.

         The Companies Law applies the same disclosure requirements to a controlling shareholder of a public company, which includes a shareholder that holds 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in Koor. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder who is an office holder, require the approval of the audit committee, the board of directors and the shareholders of Koor. The shareholder approval must include at least one-third of the shareholders who have no personal interest in the transaction and are present, in person or by proxy, at the meeting or, alternatively the total shareholdings of those who have no personal interest in the transaction who vote against the transaction must not represent more than one percent of the voting rights in Koor.

         In addition, a private placement of securities that will increase the relative holdings of a shareholder that holds five percent or more of Koor's outstanding share capital (assuming the exercise or conversion of all securities held by such person that are exercisable for or convertible into shares) or that will cause any person to become, as a result of the issuance, a holder of more than five percent of Koor's outstanding share capital, requires approval by the board of directors and the shareholders of Koor.

         Certain types of resolutions, called special or extraordinary resolution, such as resolutions amending a company's articles of association and regarding changes in capitalization, mergers, consolidations, windings up, or authorizing a class of shares with special rights, require approval of the holders of 75% of the shares represented at the meeting and voting thereon. Under the provisions of the Companies Law, the shareholders of a company may decide to amend such company's articles of association to reduce the percentage required for a special resolution to as low as a simple majority or eliminate the distinction between ordinary and special resolutions completely; such an amendment must be adopted by a 75% majority.

         Under the Companies Law, a shareholder has a duty to act in good faith towards Koor and other shareholders and to refrain from abusing his or her power in Koor including, among other things, while voting in a general meeting of shareholders on the following matters:

         o    any amendment to the articles of association;

         o    an increase of Koor's authorized share capital;

         o    a merger; or

         o approval of interested party transactions which require shareholders approval.

         In addition, any controlling shareholder, any shareholder who knows that it possesses power to determine the outcome of a shareholder vote and any shareholder who, pursuant to the provisions of a company's articles of association, has the power to appoint or prevent the appointment of an office holder in Koor, is under a duty to act with fairness towards Koor. The Companies Law does not describe the substance of this duty.

         Exculpation, Insurance and Indemnification of Directors and Officers

         Under the Companies Law, an Israeli company may not exempt an office holder from liability with respect to a breach of his duty of loyalty, but may exempt in advance an office holder from his liability to Koor, in whole or in part, with respect to a breach of his duty of care. Under the Companies Law, a company may not indemnify an office holder, nor enter into an insurance contract which would provide coverage for any monetary liability incurred as a result of any of the following:

         o a breach by the office holder of his duty of loyalty unless the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice Koor;

         o a breach by the office holder of his duty of care if such breach was done intentionally or in disregard of the circumstances of the breach or its consequences;

         o any act or omission done with the intent to derive an illegal personal benefit; or

         o any fine levied against the office holder as a result of a criminal offense.

         Office Holder Insurance
         Our articles of association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders with respect to:

         o    a breach of his duty of care to us or to another person;

         o a breach of his fiduciary duty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not adversely affect the best interests of Koor;

         o a financial liability imposed upon him in favor of another person concerning an act performed by him in his capacity as an office holder; or

         o additional circumstances in respect of which it is permissible, under the law, to enter into a contract for the insurance of the liability of any of our office holders.

         Indemnification of Office Holders

         Our articles of association provide that we may indemnify an office holder against:

         o a financial liability imposed on him in favor of another person by any judgment, given in the scope of a compromise or an arbiter's award approved by a court concerning an act performed in his capacity as an office holder;

         o reasonable litigation expenses, including attorneys' fees, expended by the office holder, in proceedings instituted against him by Koor or by another person, or in a criminal charge from which he was acquitted, or a criminal charge in which judgment is given in his favor or in respect of which he is acquitted, in relation to any act done by him in his capacity as an office holder; and

         o additional circumstances in respect of which it is permissible, under the law, to indemnify officer holders.

         Required Approvals

         In addition, under the Companies Law, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and board of directors and, in specified circumstances, by our shareholders.

         Description of Koor's Deferred Shares

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

         Description of Koor's Ordinary Shares

         The par value of Koor's ordinary shares is NIS 0.001 per share, and all issued and outstanding ordinary shares are fully paid and non-assessable. Holders of paid-up ordinary shares are entitled to participate equally in the payment of dividends and other distributions and, in the event of liquidation, in all distributions after the discharge of liabilities to creditors. Koor's shareholders do not have preferential right to purchase new shares in Koor.

         Voting is on the basis of one vote per share. An ordinary resolution (for example, resolutions for the approval of final dividends and the appointment of auditors) requires the affirmative vote of a majority of shares voting in person or by proxy. A special resolution (for example, resolutions amending the articles of association and authorizing changes in capitalization or in the rights of shareholders) requires the affirmative vote of at least 75% of the shares voting in person or by proxy.

         Under the articles of association, if at anytime the share capital is divided into various classes, Koor may by way of special resolution consented to in writing by the holders of three quarters of the issued shares of Koor or a special resolution passed at an extraordinary meeting, alter the previous benefits restrictions and provisions applicable to that class. Koor shall also be entitled, by special resolution, to amend its share capitalization.

         The Board of Directors has the power to set aside cash profits of Koor to pay a final dividend after appropriations for capital reserves, such dividend must be approved at general meeting. No dividend shall be declared at the general meeting which is greater than that recommended by the Board of Directors. The Board of Directors, is also entitled to pay shareholders an interim divided, if it is justified by virtue of Koor's position on account of the divided for any financial year. All ordinary shares represented by ADRs will be issued in registered form only. Ordinary shares do not entitle their holders to preemptive rights.

         Meetings of Shareholders

         Under the Companies Law, Koor is required to hold an annual meeting every year no later than fifteen months after the previous annual meeting. In addition, under the Companies Law Koor is required to hold a special meeting

         o    at the direction of the Board of Directors;

         o if so requested by two directors or one fourth of the serving directors; or

         o upon the request of one or more shareholder who have at least 5% of the issued share capital and at least 1% of the voting rights or more or more shareholders who have at least 5% of the voting rights.

         If the Board of Directors receives a demand to convene a special meeting, it must publicly announce the scheduling of the meeting within 21 days after the demand was delivered. The meeting must then be held no later than 35 days after notice was made public.

         Under the Companies Law, the agenda at an annual meting is determined by the Board of Directors. The agenda must also include proposals for which the convening of a special meeting was demanded, as well as any proposal requested by one or more shareholder who hold not less than 1% of the voting rights, as long as the proposal is one suitable for discussion at an annual meeting.

         Under the Companies Law, a notice of an annual meeting must be made public (and delivered to every shareholder registered in the shareholders register, unless it is stated otherwise in the articles of the company as it is with Koor) at least 21 days before the meeting is convened. The shareholders entitled to participate and vote at the meeting are the shareholders as of the record date set in the decision to convene the meeting, provided that the record date is not more than 40 days, and not less than four days, before the date of the meeting.

         A quorum is represented by at least two holders of ordinary shares personally, or by proxy, who together hold at least 1/3 of the voting rights of Koor. If such quorum is not present, such meeting shall stand adjourned to the same day of the week following. At the adjourned meeting two members, irrespective of their percentage holding of voting rights shall constitute a quorum.

         Under the Companies Law, a shareholder who intends to vote at a meeting must demonstrate that he owns shares in accordance with the regulations. Under these regulations, a shareholder whose shares are registered with a member of a stock exchange (such as NYSE or the TASE) must provide Koor with an authorization from such member regarding his ownership as of the record date.

         Right of Non-Israeli Shareholders to Vote

         Neither Koor's memorandum of association, the articles of association, nor the laws of the State of Israel restrict in any way the ownership or voting of Koor's ordinary shares by nonresidents or persons who are not citizens of Israel, except with respect to citizens or residents of countries that are in a state of war with Israel.

         Change of Control

         Under the Companies Law, a merger requires approval by the Board of Directors and by the shareholders of each of the merging companies. In approving a merger, the Board of Directors must determine that there is no reasonable expectation that, as a result of a merger, the merged company will not be able to meet its obligations to its creditors. Creditors may also seek a court order to enjoin or delay the merger if there is such an expectation that the merged company will not be able to meet its obligations to its creditors. A court may also issue other instructions for the protection of the creditors' rights in connection with a merger.

         Under the Companies Law, a control share acquisition of a public company is prohibited unless a special purchase offer is made to all shareholders. Such a special purchase offer requires, among other things, that the Board of Directors either recommend that shareholders participate in the purchase offer or state why it cannot do so.

Material Contracts

         Merger of ECI Telecom Ltd ("ECI ") and Tadiran Telecommunication Ltd (" TTL")

         On March 16 1999, ECI and TTL announced the completion of a merger between them effective from January 1 1999. Because of the merger, Koor does not consolidate TTL. As a result of the merger, there was an increase of the goodwill balance by approximately NIS 179 million. See note 3.A. to the Financial Statements.

         Divestiture of Tadiran com. Ltd ("Com")

         On November 10, 1999, Tadiran sold its holdings (100%) in Com to the Shamrock Group and others in consideration of $149 million. Koor recorded net capital gain of NIS 164 million. See note 3.B. to the Financial Statements.

         Divestiture of Mashav Enterprise and Development Ltd (" Mashav ")

         In January 2000, Koor sold its holdings (50%) in Mashav to Clal Industries Ltd ("Clal") in consideration of NIS 890 million and 47.5% of the shares of Mashal Alumina Industries Ltd. Koor record a capital gain of NIS 363 million ( NIS 234 after tax ). On December 1999, Mashav distributes a dividend to Koor and Clal of NIS 710 million. . See note 3.D. to the Financial Statements.

         Sale of certain of Telrad's Businesses to Nortel Israel

         In May 2000, Koor, Telrad and Nortel Networks Ltd. ("Nortel") established a new company under the name of "Nortel Networks Israel (Sales and Marketing) Ltd" ("Nortel Israel"), of which Nortel holds 72%. Koor and Telrad hold the remaining 28% without voting rights, however, they have the right to appoint one director out of six.

         On May 25, 2000, several agreements, including an Asset Purchase Agreement and a Shareholders Agreement, were entered into by and among Koor, Telrad, Nortel and Nortel Israel, in connection with the sale by Telrad to Nortel Israel of Telrad's sales, marketing and support functions of its public switching and TX1 systems businesses and Telrad's operations in these fields in Israel and in several export markets. Under the agreement, Telrad received approximately $90 million for the transaction, as well as the book value of the transferred businesses, which were valued at approximately $10 million. These businesses in 1999 and the eight months ended August 31, 2000, constituted approximately 43.5% and 31.3% of Telrad's sales respectively.

         Pursuant to the agreements, Telrad will serve as a subcontractor of Nortel Israel for the manufacture of TX1 business exchanges, which will be marketed by Nortel Israel for the period defined in the agreement, and will perform research and development work relating to the exchanges. In addition, earlier agreements regarding commitments made by Telrad to purchase know-how and pay royalties to Nortel were cancelled by mutual consent.

         In connection with the transaction, which closed on August 31, 2000, Koor invested approximately $5.6 million in the share capital of Nortel Israel and provided a shareholder's loan of $42 million. The loan is repayable in 2003, and bears interest at 6% per annum. In addition, pursuant to the Shareholders Agreement, Koor was granted a put option to sell its holding in Nortel Israel to Nortel and gave Nortel a call option to purchase such holding. These options can be exercised in 2003, at a price that reflects the amount of Koor's investment in Nortel Israel plus the yield stipulated in the agreements which is based on the performance of Nortel Israel.

         Also on August 30, 2000, but not related to the transaction, Nortel exercised a put option granted to it by Koor in 1997 and sold to Koor its 20% holding in Telrad for $45 million, thereby making Telrad a wholly-owned subsidiary of Koor.

         As a result of these transactions, Koor recorded a capital gain (after tax) in the third quarter of 2000 of approximately NIS 258 million. See note 3.E. to the Financial Statements.

Exchange Controls

         Holders of ADSs are able to convert dividends and liquidation distributions into freely repatriable non-Israeli currencies at the rate of exchange prevailing at the time of repatriation, pursuant to a general permit issued by the Controller of Foreign Exchange at the Bank of Israel, or Controller, under the Currency Control Law, 5738-1978, or Currency Control Law, as modified by certain reforms in May 1998, provided that Israeli income tax has been withheld by us with respect to such amounts.

         Our ADSs may be freely held and traded pursuant to the General Permit and the Currency Control Law. The ownership or voting of ADSs by non-residents of Israel, except with respect to citizens of countries that are in a state of war with Israel, are not restricted in any way by the our memorandum of association or articles of association or by the laws of the State of Israel.

         Pursuant to the reforms, the Bank of Israel has issued a new "general permit." Under such general permit, foreign currency transactions are generally permitted, except for transactions described in the permit that are specifically restricted. Among these restricted transactions are foreign currency transactions by institutional investors, including investments outside of Israel by pension funds and insurers, as well as futures contracts by foreign residents for periods of more than one month. All foreign currency transactions must be reported to the Bank of Israel under the new general permit.

         Certain changes in Israeli tax legislation are expected as a result of the reforms. No assurance can be given that such legislative changes will be forthcoming in any particular time frame, or at all.

Taxation

         The following is a discussion of Israeli and United States tax consequences material to our United States shareholders. The discussion is not intended, and should not be construed, as legal or professional tax advice and does not exhaust all possible tax considerations.

         Holders of ADSs should consult their own tax advisors as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of ADSs, including, in particular, the effect of any foreign, state or local taxes.

Israeli Tax Considerations

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

         Under current law, sales of ADSs or ordinary shares of Koor are exempt from Israeli capital gains tax so long as they are listed on the TASE or on a stock exchange, such as the NYSE, recognized by the Israeli Ministry of Finance and as long as the holder of such securities is an individual or a company wholly-owned by individuals which did not receive trading income in the relevant tax year or which has not claimed a financial expenses deduction in such year. The latter condition with respect to a company wholly-owned by individuals was added as a result of an amendment from October 1998 to the Income Tax (Adjustment for Inflation) Law 1985, which extended the applicability of such law to include companies, including non-resident companies which are not wholly-owned by individuals. Taxpayers to whom the Inflationary Adjustment Law does not apply are exempt from tax on profits deriving from the sale of listed securities, as described above. As a result of the amendment, taxpayers to whom the Inflationary Adjustment Law applies, will be liable to tax on the real gain accruing to them at the time of sale of securities. The base cost for calculating the gain will be the market value of the securities on December 31, 1998. Notwithstanding the foregoing, dealers in securities in Israel are taxed at applicable tax rates to ordinary income.

         Pursuant to the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended (the "U.S.-Israel Tax Treaty"), the sale, exchange or disposition of ADSs or ordinary shares by a person who qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and who is entitled to claim the benefits afforded to such resident by the U.S.-Israel Tax Treaty ("Treaty U.S. Resident") will generally not be subject to Israeli capital gains tax unless such Treaty U.S. Resident held, directly or indirectly, shares representing 10% or more of the voting power of Koor during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions. A sale, exchange or disposition of ADSs or ordinary shares by a Treaty U.S. Resident who held, directly or indirectly, shares representing 10% or more of the voting power of Koor at any time during such preceding 12-month period would be subject to such Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits.

         Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel or received in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends other than bonus shares (stock dividends) by Koor, income tax at the rate of 25% is generally withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder's country of residence.

         During May 2000, the Public Committee regarding Changes in the Tax System in Israel (Ben Bassat Committee) published various recommendations to reform the tax laws, including recommendations that deal with tax relief on earned income and with taxation income derived from capital and from capital market operations.

         According to the recommendations, capital gain from quoted securities of an Israeli company, realized by an individual or a company, to which the Inflationary Adjustment Law does not apply, will be taxable at the rate of 25%. However, according to a clarification which the Ministry of Finance published on May 9, 2000, residents of countries with whom Israel has signed a Treaty for the Prevention on Double Taxation (such as the United States) will be tax-exempt on gains from securities of companies that are listed on a stock exchange (such as the ordinary shares and ADR's of Koor). In the case of controlling shareholders who according to provision of the Treaty are liable to capital gains tax in Israel, those person will have to report their income in Israel.

         These recommendations are currently under review and there can be no assurance as to whether or not such recommendations will be adopted or whether the final form will differ from the proposals.

U.S. Federal Income Tax Considerations

         The following is a summary of certain material U.S. Federal income tax consequences that apply to U.S. Holders who hold ADSs as capital assets. This summary is based on U.S. Federal income tax laws, regulations, rulings and decisions in effect as of the date of this annual report, all of which are subject to change at any time, possibly with retroactive effect. This summary does not address all tax considerations that may be relevant with respect to an investment in ADSs. This summary does not account for the specific circumstances of any particular investor such as

         o    broker-dealers;

         o    financial institutions;

         o    certain insurance companies;

         o    investors liable for alternative minimum tax;

         o    tax-exempt organizations;

         o investors that actually or constructively own 10 percent or more of our voting shares;

         o investors holding ADSs as part of a straddle or a hedging or conversion transaction; and

         o investors that are treated as partnerships or other pass through entities for U.S. federal income tax purposes.

         This summary does not address the effect of any U.S. Federal taxation other than U.S. Federal income taxation. In addition, this summary does not include any discussion of state, local or foreign taxation.

         You are urged to consult your tax advisors regarding the foreign and United States Federal, state and local tax considerations of an investment in ADSs.

         For purposes of this summary, a U.S. Holder is:

         o an individual who is a citizen or, for U.S. Federal income tax purposes, a resident of the United States;

         o a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

         o an estate whose income is subject to U.S. Federal income tax regardless of its source; or

         o    a trust if:

              (a) a court within the United States is able to exercise primary supervision over administration of the trust; and

              (b) one or more United States persons have the authority to control all substantial decisions of the trust.

     Taxation of Dividends

         Subject to the discussion below under "passive foreign investment companies," the gross amount of any distributions that you receive with respect to ADSs, including the amount of any Israeli taxes withheld from these distributions, will constitute dividends for U.S. Federal income tax purposes, to the extent of our current and accumulated earnings and profits as determined for U.S. Federal income tax principles. You will be required to include this amount of dividends in gross income as ordinary income on the date such dividend is actually or constructively received. Distributions in excess of our earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in the ADSs and, to the extent in excess of your tax basis, will be treated as capital gain. See "--Dispositions of ADSs" below for the discussion on the taxation of capital gains. Dividends generally will not qualify for the dividends-received deduction available to corporations.

         Dividends that we pay in NIS, including the amount of any Israeli taxes withheld from these dividends, will be includible as income to you in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such dividends are distributed. If you convert dividends paid in NIS into U.S. Dollars on the day the dividends are distributed, you generally should not be required to recognize foreign currency gain or loss with respect to such conversion. Any gain or loss resulting from a subsequent exchange of such NIS generally will be treated as U.S. source ordinary income or loss.

         Subject to certain conditions and limitations, you may elect to claim a credit against your U.S. Federal income tax liability for Israeli tax withheld from dividends received in respect of the ADSs. Dividends generally will be treated as foreign-source passive income or financial services income for United States foreign tax credit purposes. The rules relating to the determination of the foreign tax credit are complex, and you should consult your personal tax advisors to determine whether and to what extent you would be entitled to this credit. Alternatively, you may elect to claim a U.S. tax deduction, instead of a foreign tax credit, for such Israeli tax, but only for a year in which you elect to do so with respect to all foreign income taxes.

     Dispositions of ADSs

         If you sell or otherwise dispose of your ADSs, you will recognize gain or loss for U.S. Federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in your ADSs. Subject to the discussion below under the heading "--Passive Foreign Investment Companies," such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if you had held the ADSs for more than one year at the time of the sale or other disposition. The maximum Federal income tax rate on long-term capital gains for individual taxpayers is 20 percent. Under most circumstances, any gain that you recognize on the sale or other disposition of ADSs will be U.S.-source for purposes of the foreign tax credit limitation; and losses recognized will be allocated against U.S. source income.

     Passive Foreign Investment Companies

         For U.S. Federal income tax purposes, we will be considered a passive foreign investment company, or PFIC, for any taxable year in which either 75% or more of our gross income is passive income, or at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gain over losses from the disposition of assets which produce passive income. If we were determined to be a PFIC for U.S. Federal income tax purposes, highly complex rules would apply to U.S. Holders owning ADSs. Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

         If we are treated as a PFIC for any taxable year,

         o you would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ADSs ratably over your holding period for such ADSs,

         o the amount allocated to each year during which we are considered a PFIC other than the year of the dividend payment or disposition would be subject to tax at the highest individual or corporate tax rate, as the case may be, and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year,

         o gain recognized upon the disposition of ADSs would be taxable as ordinary income and

         o you would be required to make an annual return on IRS Form 8621 regarding distributions received with respect to ADSs and any gain realized on your ADSs.

         One method to avoid the aforementioned treatment is to make a timely mark-to-market election in respect of your ADSs. If you elect to mark-to-market your ADSs, you will generally include in income any excess of the fair market value of the ADSs at the close of each tax year over your adjusted basis in the ADSs. If the fair market value of the ADSs had depreciated below your adjusted basis at the close of the tax year, you may generally deduct the excess of the adjusted basis of the ADSs over its fair market value at that time. However, such deductions generally would be limited to the net mark-to-market gains, if any, that you included in income with respect to ADSs in prior years. Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ADSs with respect to which the mark-to-market election is made, is treated as ordinary income or loss.

         Based on our income, assets and activities for the year 2000, we believe that we were not a PFIC for that year, nor do we expect to become a PFIC in the foreseeable future. However, there can be no assurances that we will not be treated as a PFIC for that year or any taxable year. If we are or become a PFIC for any taxable year included in your holding period, we generally will remain a PFIC for all subsequent taxable years with respect to your holding of our ADSs.

         You are urged to consult your tax advisor regarding the possibility of us being classified as a PFIC and the potential tax consequences arising from the ownership and disposition (directly or indirectly) of an interest in a PFIC.

     Backup Withholding and Information Reporting

         Payments in respect of ADSs may be subject to information reporting to the U.S. Internal Revenue Service and to U.S. backup withholding tax. Backup withholding will not apply, however, if you furnish a correct taxpayer identification number and make any other required certification or are otherwise exempt from backup withholding. Generally, you will provide such certification on Form W-9 (Request for Taxpayer Identification Number and Certification).

Documents on Display

         We are subject to certain of the information reporting requirements of the Securities and Exchange Act of 1934, as amended. We, as a "foreign private issuer" are exempt from the rules and regulations under the Securities Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions contained in Section 16 of the Securities Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Securities Exchange Act. However, we will file with the Securities and Exchange Commission an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We will also furnish quarterly reports on Form 6-K containing unaudited financial information after the end of each of the first three quarters.

         You may read and copy any document we file with the SEC at its public reference facilities at, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511 and 7 World Trade Center, 13th Floor, New York, NY 10048. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of this web site is http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Item 11.  Quantitative and Qualitative Disclosures About Market Risk.

General

         Koor's market risk represents the risk of changes in the value of financial instruments caused by fluctuations in foreign exchange rates, interest rates and equity prices. Koor's hedging arrangements against market risk are not in material amounts and, as a matter of policy, Koor does not enter into transactions of a speculative or trading nature. Foreign currency exchange rate and interest rate exposures are monitored by tracking actual and projected commitments and through the use of sensitivity analysis. Koor does not believe that it is exposed to any material market risk with regard to market risk sensitive instruments.

Market risk related to foreign currency exchange rates

         At December 31, 2000, Koor had financial liabilities denominated in various currencies (primarily dollars). A fluctuation in currency prices is liable to affect Koor's financing expenses.

         Koor had consolidated foreign currency-linked financial liabilities of NIS 6,029 million, of which NIS 5,388 million is dollar-linked and the rest, NIS 641 million, is linked to other currencies (mainly the Brazilian Real).

         At the same time, Koor had consolidated foreign currency-linked financial assets totaling NIS 3,762 million, of which NIS 2,698 million is in dollars and the rest, NIS 1,064 million, is in other currencies (mainly the Brazilian Real).

         Net financial liabilities in foreign currency for the year ended December 31, 2000, totalled NIS 2,267 million, of which total dollar-linked financial liabilities are NIS 2,690 million, and net financial assets linked to other foreign currencies (mainly the Brazilian real) amounted to NIS 423 million. A portion of the currency exposure also stems from the export sales included in Koor's consolidated financial statements for 2000, which include NIS 5,415 million - constituting 65% of Koor's total consolidated sales, while a considerable portion of the expenses included in the consolidated statements are stated in Israeli currency.

         Koor's policy regarding hedging against exposure to fluctuations in currency prices is that each subsidiary will hedge according to the needs and markets in which it operates; there is no policy of engaging in currency hedging over the entire consolidated balance sheet.

         Koor's consolidated financial statements for 2000 include transactions with financial instruments that serve mainly as a hedge against currency exposure for the subsidiary companies.

         During 2000, Koor bought dollars in exchange for other currencies in futures trades, call options, put options and swaps, totaling NIS 135, 370, 124 and 445 million, respectively. At the same time, Koor had consolidated sales of dollars in exchange for other currencies through futures trades, call options, put options and swaps totaling NIS 572, 23, 150 and 510 million, respectively. For a detailed description of transactions with financial instruments, see Note 21 to the financial statements.

         As of December 31, 2000, Koor had dollar-linked financial liabilities totaling NIS 1,673 million and dollar assets totaling NIS 257 million. Net dollar-linked liabilities were NIS 1,416 million.

         Market risk relating to foreign currency exchange rates was estimated as the potential increase in net monetary liabilities resulting from a hypothetical 5% increase in the exchange rate of the US dollar. At December 31, 2000, assuming such increase in the US dollar exchange rate, Koor's financial expenses would increase by approximately NIS 71 million. Koor believes that a 2% increase in the in the exchange rate of the US dollar constitutes a reasonable increase for examining the impact of exposure to foreign currency exchange rates on Koor's financing expenses, in view of the changes that have occurred in recent years (In 1999-2000, the dollar rose less than 3% against the shekel) and those that are forecast for the coming year.

         As of December 31, 2000 Koor had no material hedge transactions against the above net financial liabilities. Koor's policy is to examine market conditions on an occasional basis and to engage in hedge transactions accordingly.

Market risk related to interest rates

         As of December 31, 2000, Koor did not hold or issue financial instruments regarding interest rate risk.

         Some of Koor's financial loans are denominated in variable interest rates that are liable to fluctuate from time to time. Koor's policy regarding exposure to interest rates is that each subsidiary manages its own exposure. Several of Koor's subsidiaries engage in hedge transactions against interest rate fluctuations.

         As of December 31, 2000, Koor's consolidated balance sheet contained liabilities in foreign currency (mainly the dollar) totaling NIS 6,029 million, and non-index linked shekel loans totaling NIS 1,520 million. The consolidated balance sheets contained financial assets in foreign currency (mainly the dollar) totaling NIS 3,762 million and non-index linked shekel assets totaling NIS 934 million. Net financial liabilities exposed to LIBOR interest rate fluctuations reached NIS 2,267 million, while net financial liabilities exposed to interest rate fluctuations in Israel amounted to NIS 586 million.

         As of December 31, 2000, Koor's total liabilites exposed to fluctuations in the LIBOR interest rate amount to NIS 1,672 million. Total financial assets exposed to fluctuations in the LIBOR interest rate amount to NIS 257 million. Net liabilities exposed to fluctuations in the LIBOR interest rate amount to NIS 1,415 million. Market risk was estimated as the potential hypothetical increase of 2% in the LIBOR interest rate and assuming such increase, Koor's financing expenses would increase by NIS 28 million.

         The net total of Koor's liabilities exposed to fluctuations in the interest rate in Israel is NIS 110 million. Should the interest rate in Israel rise by 2%, Koor's financing expenses would increase by NIS 2 million.

         Koor believes that a 2% increase in the LIBOR interest rate and in the shekel interest rate in Israel constitutes a reasonable increase for examining the impact of exposure to interest rates on Koor's financing expenses, in view of the changes that have occurred in recent years and those that are forecast for the coming year.

         From time to time, Koor examines the market conditions for engaging in hedge transactions against exposure to interest rate fluctuations. In 2000, no hedge transactions against interest rate fluctuations took place at the Koor parent company. In 2001, Koor decided to purchase hedge transactions against interest rate fluctuations totaling $55 million against exposure to interest rate fluctuations in Israel and other countries.

Market risk related to equity prices

         Koor had short-term equity marketable securities at December 31, 2000 of approximately NIS 209 million. Market risk was estimated as the potential hypothetical decrease of 20% in the prices of these securities. Assuming such decrease, the fair value of the equity marketable securities would decrease by approximately NIS 21 million. Koor believes that a 20% decrease in the prices of these securities constitutes a reasonable increase for examining the impact of exposure to equity prices on Koor's financing expenses, in view of the changes in the global markets that have occurred in the previous year and those that are forecast for the coming year.

         In addition, Koor has long-term equity holdings in several subsidiaries whose securities are traded on the Tel Aviv Stock Exchange and Nasdaq. Ordinary fluctuations in the prices of these subsidiaries' securities would not affect Koor's financial statements, however, significant fluctuations may have an adverse affect on Koor's financial statements.

Item 12. Description of Securities Other than Equity Securities.

         Not Applicable.


                                  PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

         Not Applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

         Not Applicable.

Item 15. [Reserved]

Item 16. [Reserved]


                                  PART III

Item 17. Financial Statements.

         See pages F-1 through F-108, incorporated herein by reference.

Item 18. Financial Statements.

         Not Applicable.

Item 19. Exhibits.


    Exhibit
      No.       Description
    -------     -----------


       1.1* Memorandum of Association of Koor Industries Ltd. (together with an English translation thereof) (filed as Exhibit 3.1 to Koor Industries Ltd.'s Registration Statement on Form F-1 (Registration No. 333-97732) filed with the Commision on October 3, 1995, and incorporated herein by reference)

       1.2 Articles of Association of Koor Industries Ltd., (together with an English translation thereof)(filed as Exhibit 3.2 to Koor Industries Ltd.'s Registration Statement on Form F-1 (Registration No. 333-97732) filed with the Commission on October 3, 1995 and incorporated herein by reference)

       2.1* Form of Share Certificate (filed as Exhibit 4.1 to Koor Industries Ltd.'s Registration Statement on Form F-1 (Registration No. 333-97732) filed with the Commision on October 3, 1995, and incorporated herein by reference)

       2.2* Form of Deposit Agreement including Form of ADR Certificate (filed as Exhibit A to Koor Industries Ltd.'s Registration Statement on Form F-6 (Registration No. 333-97758) filed with the Commision on October 4, 1995, and incorporated herein by reference)

       4.1 Agreement and Plan of Merger, dated December 22, 1998, among ECI Telecom Ltd., Tadiran Telecommunications Ltd. and Tadiran Ltd.

       4.2* Agreement dated December 31, 1999 between Koor and Clal Industries and Investments Ltd. for the sale of Koor's holdings in Mashav (filed as Exhibit 1.1 to Koor Industries Ltd.'s Annual Report on Form 20-F (File No. 001-09178) filed with the Commision on May 26, 2000, and incorporated herein by reference)

       4.3* Agreement dated November 10, 1999 between Tadiran and the Shamrock Group for the sale of Tadiran's interest in Tadiran Com (filed as Exhibit 2.1 to Koor Industries Ltd.'s Annual Report on Form 20-F (File No. 001-09178) filed with the Commision on May 26, 2000, and incorporated herein by reference)

       4.4 Asset Purchase Agreement, dated May 25, 2000, by and among Telrad Networks Ltd., Nortel Networks Ltd., Koor Industries Ltd. and Nortel Networks Israel (Sales and Marketing) Ltd.

       4.5 Shareholders Agreement, dated May 25, 2000, by and among Nortel Networks Ltd., Nortel Communications Holdings (1997) Ltd., Koor Industries Ltd., Telrad Networks Ltd. and Nortel Networks Israel (Sales and Marketing) Ltd.

       8.1      List of significant subsidiaries

----------------------

*    Previously Filed




                                 SIGNATURES


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tel Aviv, State of Israel, on the _____ day of June, 2001.



                                KOOR INDUSTRIES LTD.



                                By:    /s/  Jonathan Kolber
                                     ---------------------------
                                      Jonathan Kolber
                                      Chief Executive Officer and Vice Chairman
                                      of the Board of Directors




                               EXHIBIT INDEX

    Exhibit
       No.      Description
    --------    -----------

       1.1* Memorandum of Association of Koor Industries Ltd. (together with an English translation thereof) (filed as Exhibit 3.1 to Koor Industries Ltd.'s Registration Statement on Form F-1 (Registration No. 333-97732) filed with the Commision on October 3, 1995, and incorporated herein by reference)

       1.2 Articles of Association of Koor Industries Ltd., (together with an English translation thereof)(filed as Exhibit 3.2 to Koor Industries Ltd.'s Registration Statement on Form F-1 (Registration No. 333-97732) filed with the Commission on October 3, 1995 and incorporated herein by reference)

       2.1* Form of Share Certificate (filed as Exhibit 4.1 to Koor Industries Ltd.'s Registration Statement on Form F-1 (Registration No. 333-97732) filed with the Commision on October 3, 1995, and incorporated herein by reference)

       2.2* Form of Deposit Agreement including Form of ADR Certificate (filed as Exhibit A to Koor Industries Ltd.'s Registration Statement on Form F-6 (Registration No. 333-97758) filed with the Commision on October 4, 1995, and incorporated herein by reference)

       4.1 Agreement and Plan of Merger, dated December 22, 1998, among ECI Telecom Ltd., Tadiran Telecommunications Ltd. and Tadiran Ltd.

       4.2* Agreement dated December 31, 1999 between Koor and Clal Industries and Investments Ltd. for the sale of Koor's holdings in Mashav (filed as Exhibit 1.1 to Koor Industries Ltd.'s Annual Report on Form 20-F (File No. 001-09178) filed with the Commision on May 26, 2000, and incorporated herein by reference)

       4.3* Agreement dated November 10, 1999 between Tadiran and the Shamrock Group for the sale of Tadiran's interest in Tadiran Com (filed as Exhibit 2.1 to Koor Industries Ltd.'s Annual Report on Form 20-F (File No. 001-09178) filed with the Commision on May 26, 2000, and incorporated herein by reference)

       4.4 Asset Purchase Agreement, dated May 25, 2000, by and among Telrad Networks Ltd., Nortel Networks Ltd., Koor Industries Ltd. and Nortel Networks Israel (Sales and Marketing) Ltd.

       4.5 Shareholders Agreement, dated May 25, 2000, by and among Nortel Networks Ltd., Nortel Communications Holdings (1997) Ltd., Koor Industries Ltd., Telrad Networks Ltd. and Nortel Networks Israel (Sales and Marketing) Ltd.

       8.1      List of significant subsidiaries

----------------------
*    Previously Filed



                                 Koor Industries Ltd. (an Israeli Corporation)

Financial Statements as at 31 December, 2000
------------------------------------------------------------------------------



Contents

                                                                           Page
                                                                           ----

Auditors' Report                                                              2


Financial Statements

Consolidated Balance Sheets                                                   3

Company Balance Sheets                                                        4

Consolidated Statements of Operations                                         5

Company Statements of Operations                                              6

Statement of Shareholders' Equity                                             7

Consolidated Statements of Cash Flows                                        11

Company Statements of Cash Flows                                             16

Notes to the Financial Statements                                            18




March 21, 2000

Auditors' Report to the Shareholders of
Koor Industries Ltd.

We have audited the accompanying balance sheets of Koor Industries Ltd. (the "Company") as at December 31, 2000 and 1999, and the consolidated balance sheets of the Company and its subsidiaries as at such dates, and the related statements of operations, shareholders' equity, and cash flows, for each of the three years, the last of which ended December 31, 2000. These financial statements are the responsibility of the Company's Board of Directors and of its Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain subsidiaries, including those consolidated by the proportionate consolidation method, whose assets constitute 49% and 18% of the total consolidated assets as at December 31, 2000 and 1999 respectively, and whose revenues constitute 56%, 16% and 31% of the total consolidated revenues for the years ended December 31, 2000, 1999, and 1998 respectively. The financial statements of those subsidiaries were audited by other auditors whose reports thereon were furnished to us. Our opinion, insofar as it relates to amounts emanating from the financial statements of such subsidiaries, is based solely on the said reports of the other auditors. Furthermore, the data included in the financial statements relating to the net asset value of the Company's investments in affiliates and to its share in their operating results is based on the financial statements of such affiliates, some of which were audited by other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and Management, as well as evaluating the overall financial statement presentation. We believe that our audits, and reports of the other auditors, provide a reasonable basis for our opinion.

In our opinion, based on our audits and on the reports of the above-mentioned other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of the Company and the consolidated financial position of the Company and its subsidiaries as of December 31, 2000 and 1999 and the results of their operations, the changes in shareholders' equity and their cash flows for each of the three years, the last of which ended December 31, 2000, in conformity with accounting principles generally accepted in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the three-year period ended December 31, 2000 and stockholders' equity as of December 31, 1999 and 1998, to the extent summarized in Note 28 to the consolidated financial statements.

As explained in Note 2B, the above-mentioned financial statements are stated in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with opinions of the Institute of Certified Public Accountants in Israel.

As discussed in Note 18A(1) to the financial statements, relating to an investigation by the Restrictive Trade Practices Authority, concerning the alleged coordination of prices in the Koor Group with respect to the products of its subsidiaries, Tadiran Ltd. and Telrad Networks Ltd. (formerly - "Telrad Industries and Telecommunications Ltd.").


Certified Public Accountants (Isr.)


Consolidated Balance Sheets as at December 31
----------------------------------------------------------------------------------------------------
In terms of shekels of December 2000
                                                                                         Convenience
                                                                                         translation
                                                                                           (Note 2B)
                                                                                     ---------------
                                                                      December 31        December 31
                                                 --------------------------------    ---------------
                                                           2000              1999               2000
                                                 --------------    --------------    ---------------
                                        Note                        NIS thousands     US $ thousands
                                     --------    --------------    --------------    ---------------
Assets

Current assets
Cash and cash equivalents                              969,030         1,448,706            239,800
Short-term deposits and investments        4           632,028           472,335            156,403
Trade receivables                          5         2,660,295         3,213,207            658,326
Other receivables                          6           450,298           660,608            111,432
Inventories and work in progress,
 net of customer advances                  7         1,761,196         2,123,687            435,832
                                                 --------------    --------------    ---------------
Total current assets                                 6,472,847         7,918,543          1,601,793
                                                 --------------    --------------    ---------------
Investments and long-term
 receivables
Investments in affiliates                  8         3,000,889         3,495,772            742,610
Other investments and receivables          9         1,164,809           757,747            288,248
                                                 --------------    --------------    ---------------
                                                     4,165,698         4,253,519          1,030,858
                                                 --------------    --------------    ---------------
Fixed assets                              10
Cost                                                 6,736,136        10,662,967          1,666,948
Less - accumulated depreciation                      3,467,212         6,091,693            858,008
                                                 --------------    --------------    ---------------
                                                     3,268,924         4,571,274            808,940
                                                 --------------    --------------    ---------------
Intangible assets and deferred expenses          --------------    --------------    ---------------
 after amortization                       11           860,948           627,264            213,053
                                                 --------------    --------------    ---------------

                                                 --------------    --------------    ---------------
                                                    14,768,417        17,370,600          3,654,644
                                                 ==============    ==============    ===============




                                                       Koor Industries Ltd. (An Israeli Corporation)

----------------------------------------------------------------------------------------------------
                                                                                         Convenience
                                                                                         translation
                                                                                           (Note 2B)
                                                                                     ---------------
                                                                      December 31        December 31
                                                 --------------------------------    ---------------
                                                           2000              1999               2000
                                                 --------------    --------------    ---------------
                                        Note                        NIS thousands     US $ thousands
                                     --------    --------------------------------    ---------------
Liabilities and Shareholders Equity

Current liabilities
Credits from banks and others              12         2,695,516         3,559,014            667,042
Trade payables                             13         1,413,615         1,512,037            349,818
Other payables:                            14         1,077,535         1,733,912            266,651
Customer advances, net of work in
progress                                    7           297,678           203,449             73,664
                                                 --------------    --------------    ---------------
Total current liabilities                             5,484,344         7,008,412          1,357,175
                                                 --------------    --------------    ---------------
Long-term liabilities
Net of current maturities:              15,21
  Bank loans                                          3,025,250         3,691,887            748,639
  Other loans                                           188,848           133,060             46,733
  Debentures                                             33,949            65,228              8,401
  Convertible debentures                                 72,467           180,159             17,933
Customer advances                                       104,409            45,583             25,837
Deferred taxes                            16F           120,047           236,895             29,707
Liability for employee severance
benefits                                   17           288,955           304,891             71,506
                                                 --------------    --------------    ---------------
Total long-term liabilities                           3,833,925         4,657,703            948,756
                                                 --------------    --------------    ---------------
Liability for acquisition of
 subsidiaries' shares                                    80,517                 -             19,925
                                                 --------------    --------------    ---------------
Minority Interest                                     1,063,381         1,319,771            263,148
                                                 --------------    --------------    ---------------
Shareholders' Equity                       20         4,306,250         4,384,714          1,065,640
                                                 --------------    --------------    ---------------

Contingent liabilities and commitments     18


                                                     14,768,417        17,370,600          3,654,644
                                                 ==============    ==============    ===============



                    ------------------------------------         ------------------------------------
March 21, 2000      Jonathan Kolber                              Joseph Dauber
                    CEO and Vice Chairman                        Member of the Board of Directors
                    of the Board of Directors



The accompanying notes are an integral part of the financial statements.




Company Balance Sheets as at December 31
----------------------------------------------------------------------------------------------------
In terms of shekels of December 2000

                                                                                         Convenience
                                                                                         translation
                                                                                           (Note 2B)
                                                                                     ---------------
                                                                      December 31        December 31
                                                 --------------------------------    ---------------
                                                           2000              1999               2000
                                                 --------------    --------------    ---------------
                                        Note                        NIS thousands     US $ thousands
                                     --------    --------------------------------    ---------------
Assets

Current assets
Cash and cash equivalents                                22,726           725,354              5,624
Short-term deposits and investments        4            466,400           279,097            115,417
Short-term loans and current
 maturities of loans to investees                        47,897             1,699             11,853
Receivables:
  Investees                                              11,975            94,905              2,963
  Deferred taxes                      6, 16E                  -           129,000                  -
  Others                                   6             21,824            26,176              5,401
                                                 --------------    --------------    ---------------
Total current assets                                    570,822         1,256,231            141,258
                                                 --------------    --------------    ---------------

Investments and long-term
 receivables

Investments in investees                   8          6,007,322         6,400,868          1,486,593
Other investments and receivables          9            536,775           383,377            132,832
                                                 --------------    --------------    ---------------
                                                      6,544,097         6,784,245          1,619,425
                                                 --------------    --------------    ---------------
Fixed assets                              10
Cost                                                     40,455            40,383             10,011
Less - accumulated depreciation                          (3,328)           (1,983)              (824)
                                                 --------------    --------------    ---------------
                                                         37,127            38,400              9,187
                                                 --------------    --------------    ---------------

Cost of raising of capital, net of
 amortization                             11                540             1,564                134
                                                 --------------    --------------    ---------------


                                                      7,152,586         8,080,440          1,770,004
                                                 ==============    ==============    ===============




                                                       Koor Industries Ltd. (An Israeli Corporation)

----------------------------------------------------------------------------------------------------

                                                                                         Convenience
                                                                                         translation
                                                                                           (Note 2B)
                                                                                     ---------------
                                                                      December 31        December 31
                                                 --------------------------------    ---------------
                                                           2000              1999               2000
                                                 --------------    --------------    ---------------
                                        Note                        NIS thousands     US $ thousands
                                     --------    --------------------------------    ---------------

Liabilities and Shareholders' Equity

Current liabilities
Credit from banks and others              12            944,548           977,516            233,741
Trade payables                                              289             1,657                 72
Other payables:
  Investees                                              81,121            79,849             20,074
  Interim dividend                                            -           166,962                  -
  Others                                  14             95,241           134,210             23,569
                                                 --------------    --------------    ---------------
Total current liabilities                             1,121,199         1,360,194            277,456
                                                 --------------    --------------    ---------------
Long-term liabilities
Net of current maturities:            15, 21
  Bank loans                                          1,630,899         2,128,779            403,588
  Convertible debentures                                 72,467           170,897             17,933
  Investees                                              18,465            29,342              4,569
Liability for employee severance
 benefits, net                            17              3,306             6,514                818
                                                 --------------    --------------    ---------------
Total long-term liabilities                           1,725,137         2,335,532            426,908
                                                 --------------    --------------    ---------------
Total shareholders' equity                20          4,306,250         4,384,714          1,065,640
                                                 --------------    --------------    ---------------
Contingent liabilities and commitments    18


                                                 --------------    --------------    ---------------
                                                      7,152,586         8,080,440          1,770,004
                                                 ==============    ==============    ===============




                    ------------------------------------         ------------------------------------
March 21, 2000       Jonathan Kolber                             Joseph Dauber
                     CEO and Vice Chairman                       Member of the Board of Directors
                     of the Board of Directors



The accompanying notes are an integral part of the financial statements.





                                                                             Koor Industries Ltd. (An Israeli Corporation)
Consolidated Statements of Operations*
--------------------------------------------------------------------------------------------------------------------------
In terms of shekels of December 2000

                                                                                                               Convenience
                                                                                                               translation
                                                                                                                 (Note 2B)
                                                                                                           ---------------
                                                                                                                Year ended
                                                                                 Year ended December 31        December 31
                                                    ---------------------------------------------------
                                                              2000               1999              1998               2000
                                                    --------------     --------------   ---------------    ---------------
                                           Note                                           NIS thousands     US $ thousands
                                 --------------     ----------------------------------------------------------------------
Income from sales
 and services                              23A          8,281,242         10,675,301        12,792,316          2,049,305
Cost of sales and services
                                           23B          6,301,412          8,129,866         9,867,024          1,559,369
                                                    --------------     --------------   ---------------    ---------------
Gross profit                                            1,979,830          2,545,435         2,925,292            489,936
Selling and marketing
 expenses                                  23C            782,401            978,056         1,202,457            193,616
General and
 administrative expenses                   23D            552,293            729,509         1,010,885            136,672
                                                    --------------     --------------   ---------------    ---------------
Operating earnings                                        645,136            837,870           711,950            159,648
Financing expenses, net                    23E            330,681            358,289           251,015             81,832
                                                    --------------     --------------   ---------------    ---------------
                                                          314,455            479,581           460,935             77,816
Other income (expenses),
 net                                       23F            520,963            107,228           (71,270)           128,919
Earnings before income                              --------------     --------------   ---------------    ---------------
 tax                                                      835,418            586,809           389,665            206,735
Income tax                                 16G            281,876            161,887           233,985             69,754
                                                    --------------     --------------   ---------------    ---------------
                                                          553,542            424,922           155,680            136,981
Group's equity in the
 operating results of
 affiliates, net                           23G           (270,006)           121,725            61,985             66,816
                                                    --------------     --------------   ---------------    ---------------
                                                          283,536            546,647           217,665             70,165
Minority interest in
 subsidiaries, net                                        (15,849)             2,472          (239,964)            (3,922)
                                                    --------------     --------------   ---------------    ---------------
Net earnings (loss) from
 continuing activities                                    267,687            549,119           (22,299)            66,243
Result of discontinued
activities, net                            24H                  -                  -            69,420                  -
                                                    --------------     --------------   ---------------    ---------------
Net earnings for the year                                 267,687            549,119            47,121             66,243
                                                    ==============     ==============   ===============    ===============
                                                               NIS                NIS               NIS                US$
Basic earnings (loss) per                           --------------     --------------   ---------------    ---------------
 NIS 1 par value
 of ordinary shares:                        26
Continuing activities                                      17,400             34,892            (1,347)             4,306
Discontinued activities                                         -                  -             4,414                  -
                                                    --------------     --------------   ---------------    ---------------
                                                           17,400             34,892             3,067              4,306
Diluted earnings (loss)                             ==============     ==============   ===============    ===============
Per NIS 1 par value of
 ordinary shares:                           26
Continuing activities                                      17,319             34,559            (1,347)             4,286
Discontinued activities                                         -                  -             4,414                  -
                                                    --------------     --------------   ---------------    ---------------
                                                           17,319             34,559             3,067              4,286
                                                    ==============     ==============   ===============    ===============

The accompanying notes are an integral part of the financial statements




                                                               Koor Industries Ltd. (An Israeli Corporation)
Company Statements of Operations
------------------------------------------------------------------------------------------------------------

In terms of shekels of December 2000

                                                                                                               translation
                                                                                                                 (Note 2B)
                                                                                                           ---------------
                                                                                                                Year ended
                                                                                 Year ended December 31        December 31
                                                    ---------------------------------------------------
                                                              2000               1999              1998               2000
                                                    --------------     --------------   ---------------    ---------------
                                           Note                                           NIS thousands     US $ thousands
                                 --------------     ----------------------------------------------------------------------
Income
Management services                        23A             39,569             65,121            62,752              9,792
Others, net                                23F            449,859                  -                 -            111,324
                                                    --------------     --------------   ---------------    ---------------
Total income                                              489,428             65,121            62,752            121,116
                                                    --------------     --------------   ---------------    ---------------
Expenses
General and administrative
 expenses                                 23D              61,600             66,170           116,643             15,244
Others, net                               23F                   -            107,505             6,729                  -
Financing, net                            23E             141,898            160,475            84,568             35,114
                                                    --------------     --------------   ---------------    ---------------
Total expenses                                            203,498            334,150           207,940             50,358
                                                    --------------     --------------   ---------------    ---------------
Earnings (loss) before
 income tax                                               285,930           (269,029)         (145,188)            70,758
Income tax                                               (129,000)           101,500                 -            (31,923)
                                                    --------------     --------------   ---------------    ---------------
                                                          156,930           (167,529)         (145,188)            38,835

Koor's equity in the
 operating results of
 investees, net                            23G            110,757            716,648           122,889             27,408
                                                    --------------     --------------   ---------------    ---------------
Net earnings (loss) from
 continuing activities                                    267,687            549,119           (22,299)            66,243

Results of discontinued
 activities, net                           24H                  -                  -            69,420                  -
                                                    --------------     --------------   ---------------    ---------------
Net earnings for the year                                 267,687            549,119            47,121             66,243
                                                    ==============     ==============   ===============    ===============

                                                               NIS                NIS               NIS                NIS
                                                    --------------     --------------   ---------------    ---------------
Basic earnings (loss )
 per NIS 1 par value of
  ordinary shares:                                             26
Continuing activities                                      17,400             34,892            (1,347)             4,306
Discontinued activities                                         -                  -             4,414                  -
                                                    --------------     --------------   ---------------    ---------------
                                                           17,400             34,892             3,067              4,306
Diluted earnings                                    ==============     ==============   ===============    ===============
(loss) per NIS 1 par
 value of ordinary shares:                  26
Continuing activities                                      17,319             34,559            (1,347)             4,286
Discontinued activities                                         -                  -             4,414                  -
                                                    --------------     --------------   ---------------    ---------------
                                                           17,319             34,559             3,067              4,286
                                                    ==============     ==============   ===============    ===============

The accompanying notes are an integral part of the financial statements.




(Part 1)
                                                               Koor Industries Ltd. (An Israeli Corporation)

Statement of Shareholders' Equity
----------------------------------------------------------------------------------------------------------------------------

In terms of shekels of December 2000
                                                                   Number                                         Company
                                                                       of                                     shares held
                                                                 ordinary           Share         Capital              by
                                                               shares (1)         capital        reserves    subsidiaries
                                                             -------------      ---------     -----------    ------------
                                                                                     NIS thousands
                                                             ---------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
Balance at January 1, 1998                                    15,307,569         532,747       2,272,859         (53,641)

Changes during 1998:
Net income                                                             -               -               -               -
Exercise of stock options granted to Israeli banks                     -              *-             619               -
Interim dividend                                                       -               -               -               -
Interim dividend                                                       -               -               -               -
Interim dividend                                                       -               -               -               -
Erosion of dividend proposed in 1996                                   -               -               -               -
Cumulative foreign currency translation
 Adjustments, net                                                      -               -               -               -
Dividend from company shares held by subsidiaries                      -               -               -               -
Conversion of debentures into shares                             315,658               1         141,163               -
Employee benefit from options granted by a controlling
 Shareholder (2)                                                       -               -           6,080               -
Adjustment of consideration in respect of purchase of
 Investment from controlling shareholder (3)                           -               -          (6,080)              -
Exercise of stock options granted to
 Senior employees (2)                                            100,100              *-               -               -
Other adjustment                                                       -               -             367               -
                                                             -------------      ---------     -----------    ------------
Balance at 31 December, 1998                                  15,723,327         532,748       2,415,008         (53,641)
                                                             =============      =========     ===========    ============

                                                             Koor Industries Ltd. (An Israeli Corporation)
(Part 2)


Statement of Shareholders' Equity
---------------------------------------------------------------------------------------------------------

In terms of shekels of December 2000
                                                               Cumulative        Retained           Total
                                                                  foreign        earnings
                                                                 currency
                                                              translation
                                                              adjustments
                                                              -----------      ----------     -----------
                                                                           NIS thousands
                                                              --------------------------------------------
----------------------------------------------------------------------------------------------------------
Balance at January 1, 1998                                      (720,628)      2,500,869       4,532,206

Changes during 1998:
Net income                                                             -          47,121          47,121
Exercise of stock options granted to Israeli banks                     -               -             619
Interim dividend                                                       -         (68,870)        (68,870)
Interim dividend                                                       -         (66,352)        (66,352)
Interim dividend                                                       -         (87,299)        (87,299)
Erosion of dividend proposed in 1996                                   -             724             724
Cumulative foreign currency translation
 Adjustments, net                                                163,068               -         163,068
Dividend from company shares held by subsidiaries                      -           2,074           2,074
Conversion of debentures into shares                                   -               -         141,164
Employee benefit from options granted by a controlling
 Shareholder (2)                                                       -               -           6,080
Adjustment of consideration in respect of purchase of
 Investment from controlling shareholder (3)                           -        (588,904)       (594,984)
Exercise of stock options granted to
 Senior employees (2)                                                  -               -               -
Other adjustment                                                       -               -             367
                                                              -----------      ----------     -----------
Balance at 31 December, 1998                                    (557,560)      1,739,363       4,075,918
                                                              ===========      ==========     ===========


* Represents an amount lower than NIS 1,000.

(1)      Net of subsidiaries' holdings.
(2)      See also Note 20(D).
(3)      See Note 3A

The accompanying notes are an integral part of the financial statements.




In terms of shekels of December 2000
                                                                   Number           Share         Capital         Company
                                                                       of         capital        reserves     shares held
                                                                 ordinary                                              by
                                                               shares (1)                                    subsidiaries

                                                             -------------      ---------     -----------    ------------
                                                                                     NIS thousands
                                                             ---------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------

Balance at January 1, 1999                                    15,723,327         532,748       2,415,008         (53,641)

Changes during 1999:
Net income                                                             -               -               -               -
Exercise of stock options granted to Israeli banks                     -             * -             414               -
Interim dividend                                                       -               -               -               -
Interim dividend                                                       -               -               -               -
Interim dividend                                                       -               -               -               -
Erosion of dividend proposed in 1998                                   -               -               -               -
Cumulative foreign currency translation adjustments, net               -               -               -               -
Dividend from company shares held by subsidiaries                      -               -               -               -
Conversion of debentures into shares                               2,171             * -           1,059               -
Employee benefit from options granted by a
 controlling shareholder (2)                                           -               -             774               -
Exercise of stock options granted to senior
 employees (2)                                                     5,473             * -               -               -
                                                             -------------      ---------     -----------    ------------
Balance at 31 December, 1999                                  15,730,971         532,748       2,417,255         (53,641)
                                                             =============      =========     ===========    ============



(Part 2)


In terms of shekels of December 2000
                                                              Cumulative        Retained           Total
                                                                 foreign        earnings
                                                                currency
                                                             translation
                                                             adjustments
                                                             -----------      ----------     -----------
                                                                          NIS thousands
                                                             --------------------------------------------
---------------------------------------------------------------------------------------------------------
Balance at January 1, 1999                                      (557,560)      1,739,363       4,075,918

Changes during 1999:
Net income                                                             -         549,119         549,119
Exercise of stock options granted to Israeli banks                     -               -             414
Interim dividend                                                       -         (58,228)        (58,228)
Interim dividend                                                       -         (42,934)        (42,934)
Interim dividend                                                       -        (124,028)       (124,028)
Erosion of dividend proposed in 1998                                   -            (442)           (442)
Cumulative foreign currency translation adjustments, net         (19,350)              -         (19,350)
Dividend from company shares held by subsidiaries                      -           2,412           2,412
Conversion of debentures into shares                                   -               -           1,059
Employee benefit from options granted by a
 controlling shareholder (2)                                           -               -             774
Exercise of stock options granted to senior
 employees (2)                                                         -               -               -
                                                              -----------     ----------      -----------
Balance at 31 December, 1999                                    (576,910)      2,065,262       4,384,714
                                                              ===========     ==========      ===========

*        Represents an amount lower than NIS 1,000.
(1)      Net of subsidiaries' holdings.
(2)      See also Note 20D.

The accompanying notes are an integral part of the financial statements.



(Part 1)
                                                               Koor Industries Ltd. (An Israeli Corporation)

Statement of Shareholders' Equity (cont'd)
------------------------------------------------------------------------------------------------------------

In terms of shekels of December 2000
                                                                   Number           Share         Capital         Company
                                                                       of         capital        reserves     shares held
                                                                 ordinary                                              by
                                                               shares (1)                                    subsidiaries

                                                             -------------      ---------     -----------    ------------
                                                                                     NIS thousands
                                                             ---------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
Balances at January 1, 2000                                   15,730,971         532,748       2,417,255         (53,641)

Changes during 2000:
Net income                                                             -               -               -               -
Exercise of stock options granted to Israeli banks                     -              *-             138               -
Acquisition of "treasury stock"                                 (538,592)              -               -        (203,484)
Premium received in respect of issuance of option
 exercisable for company shares                                        -               -           1,879               -
 A capital reserve in respect of conversion of notes in
affiliate by a controlling shareholder                                 -               -             402               -
Interim dividend                                                       -               -               -               -
Erosion of dividend proposed in 1999                                   -               -               -               -
Cumulative foreign currency translation adjustments, net               -               -               -               -
Dividend from company shares held by subsidiaries                      -               -               -               -


Balance at 31 December, 2000                                  15,192,379         532,748       2,419,674        (257,125)




(Part 2)                                                    Koor Industries Ltd. (An Israeli Corporation)


In terms of shekels of December 2000
                                                              Cumulative        Retained           Total
                                                                 foreign        earnings
                                                                currency
                                                             translation
                                                             adjustments
                                                             -----------      ----------     -----------
                                                                          NIS thousands
                                                             --------------------------------------------
---------------------------------------------------------------------------------------------------------
Balances at January 1, 2000                                     (576,910)      2,065,262       4,384,714

Changes during 2000:
Net income                                                             -         267,687         267,687
Exercise of stock options granted to Israeli banks                     -               -             138
Acquisition of "treasury stock"                                        -               -        (203,484)
Premium received in respect of issuance of option
 exercisable for company shares                                        -               -           1,879
 A capital reserve in respect of conversion of notes in
affiliate by a controlling shareholder                                 -               -             402
Interim dividend                                                       -         (58,525)        (58,525)
Erosion of dividend proposed in 1999                                   -          (1,140)         (1,140)
Cumulative foreign currency translation adjustments, net         (86,066)              -         (86,066)
Dividend from company shares held by subsidiaries                      -             645             645
                                                             -----------      ----------     -----------
Balance at 31 December, 2000                                    (662,976)      2,273,929       4,306,250
                                                             ===========      ==========     ===========

*        Represents an amount lower than NIS 1,000.
(1)      Net of the Company holdings and its subsidiaries' holdings.



The accompanying notes are an integral part of the financial statements.



Part (1)
                                                               Koor Industries Ltd. (An Israeli Corporation)

Statement of Shareholders' Equity (cont'd)
------------------------------------------------------------------------------------------------------------

Convenience translation into US dollars (Note 2B)
                                                                   Number           Share         Capital         Company
                                                                       of         capital        reserves     shares held
                                                                 ordinary                                              by
                                                               shares (1)                                    subsidiaries

                                                             -------------      ---------     -----------    ------------
                                                                                     US$ thousands
                                                             ---------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
Balance at  January 1, 2000                                   15,730,971         131,836         598,182         (13,274)

Changes during 2000:
Net income                                                             -               -               -               -
 Exercise of stock options granted to Israeli banks                    -             * -              34               -
Acquisition of "treasury stock"                                 (538,592)              -               -         (50,355)
Premium received in respect of issuance of options
 exercisable for company shares                                        -               -             465               -
A capital reserve in respect of conversion of notes in
 affiliate by a controlling shareholder                                -               -             100               -
Interim dividend                                                       -               -               -               -
Erosion of dividend proposed in 1999                                   -               -               -               -
Cumulative foreign currency translation adjustments, net               -               -               -               -
Dividend from company shares held by subsidiaries                      -               -               -               -
                                                             -------------      ---------     -----------    ------------
Balance at 31 December, 2000                                  15,192,379         131,836         598,781         (63,629)
                                                             -------------      ---------     -----------    ------------



(Part 2)
                                                            Koor Industries Ltd. (An Israeli Corporation)
Statement of Shareholders' Equity (cont's)
---------------------------------------------------------------------------------------------------------
Convenience translation into US dollars (Note 2B)
                                                              Cumulative        Retained           Total
                                                                 foreign        earnings
                                                                currency
                                                             translation
                                                             adjustments
                                                             -----------      ----------     -----------
                                                                          US$ thousands
                                                             --------------------------------------------
---------------------------------------------------------------------------------------------------------
Balance at  January 1, 2000                                     (142,764)        511,077       1,085,057

Changes during 2000:
Net income                                                             -          66,243          66,243
 Exercise of stock options granted to Israeli banks                    -               -              34
Acquisition of "treasury stock"                                        -               -         (50,355)
Premium received in respect of issuance of options
 exercisable for company shares                                        -               -             465
A capital reserve in respect of conversion of notes in
 affiliate by a controlling shareholder                                -               -             100
Interim dividend                                                       -         (14,483)        (14,483)
Erosion of dividend proposed in 1999                                   -            (282)           (282)
Cumulative foreign currency translation adjustments, net         (21,298)              -         (21,298)
Dividend from company shares held by subsidiaries                      -             159             159
                                                             -----------      ----------     -----------
Balance at 31 December, 2000                                    (164,062)        562,714       1,065,640
                                                             ===========      ==========     ===========

*        Represents an amount lower than $ 1,000.

(1)      Net of the Company holdings and its subsidiaries' holdings.


The accompanying notes are an integral part of the financial statements.



                                                                             Koor Industries Ltd. (An Israeli Corporation)

Consolidated Statement of Cash Flows
--------------------------------------------------------------------------------------------------------------------------

In terms of shekels of December 2000

                                                                                                               Convenience
                                                                                                               translation
                                                                                                                 (Note 2B)
                                                                                                            --------------
                                                                                                                Year ended
                                                                                 Year ended December 31        December 31
                                                       ------------------------------------------------
                                                              2000               1999              1998               2000
                                                       -----------        -----------        ----------     --------------
                                                                                          NIS thousands     US $ thousands
                                                       ------------------------------------------------     --------------
Cash flows generated by operating
 activities:
Net earnings                                              267,687            549,119            47,121             66,243
Adjustments to reconcile net earnings to net
 cash flows generated by
 operating activities (A)                                 195,915            171,509           632,419             48,482
                                                       ----------        -----------        ----------     --------------
Net cash inflow generated by operating
 Activities                                               463,602            720,628           679,540            114,725
                                                       ----------        -----------        ----------     --------------
Cash flows generated by investing
 activities:
Purchase of fixed assets                                 (488,252)          (654,694)       (1,056,788)          (120,824)
Investment grants in respect of fixed assets               15,091             45,050            16,015              3,734
Amounts charged to intangible assets and
 deferred expenses                                        (77,605)          (107,293)          (92,092)           (19,204)
Additional investments in subsidiaries                   (301,178)          (118,869)       (1,255,337)           (74,530)
Payment of liabilities for purchase of
 consolidated companies                                  (112,132)                 -                 -            (27,748)
Acquisition of initially-consolidated
 subsidiaries (B)                                         (16,924)          (234,432)         (231,504)            (4,188)
Investments in affiliates                                 (19,189)          (886,984)       (1,897,053)            (4,748)
Investments in loans to affiliates                           (946)            (5,911)           (8,265)              (243)
Repayment of long term loans from affiliates                  151                105            27,007                 37
Proceeds from realization of investments in
 formerly consolidated subsidiaries, net of
 cash in those subsidiaries at the time they
 ceased being consolidated (C)                          1,272,739            508,144           540,513            314,956
Proceeds from realization of activities (d)               474,662                  -                 -            117,461
Purchase of consolidated companies' shares
 by their consolidated companies                                -           (116,497)                -                  -
Investment in restricted bank deposit                           -                  -          (746,194)                 -
Proceeds from disposal of investments
 in investees                                              53,280            140,277           314,401             13,185
Proceeds from sale of fixed assets                        135,056            185,893            71,493             33,421
Investment in venture capital companies                  (330,048)                 -                 -           (81,674)
Decrease (increase) in other
 Investments                                             (211,450)          (347,184)          184,082            (52,325)
(Increase) in short-term deposits and
 investments, net                                        (192,551)          (150,962)         (161,955)           (47,648)
                                                       ----------        -----------        ----------     --------------
Net cash inflow (outflow) generated by
investing activities                                      200,704         (1,743,357)       (4,295,677)            49,662
                                                       ----------        -----------        ----------     --------------



The accompanying notes are an integral part of the financial statements



                                                               Koor Industries Ltd. (An Israeli Corporation)

Consolidated Statements of Cash Flows (cont'd)
------------------------------------------------------------------------------------------------------------

In terms of shekels of December 2000
                                                                                                               Convenience
                                                                                                               translation
                                                                                                                 (Note 2B)
                                                                                                            --------------
                                                                                                                Year ended
                                                                                 Year ended December 31        December 31
                                                       ------------------------------------------------
                                                              2000               1999              1998               2000
                                                       -----------        -----------        ----------     --------------
                                                                                          NIS thousands     US $ thousands
                                                       ------------------------------------------------     --------------
Cash flows generated by financing
 activities:
Proceeds from exercise of stock options
 granted to Israeli banks                                     138                414               619                 34
Acquisition of "treasury stock"                          (203,484)                 -                 -            (50,355)
Premium received in respect of issuance
 of options exercisable for Company shares                  1,879                  -                 -                465
Dividend paid                                            (224,192)          (144,411)         (193,176)           (55,479)
Issuance of shares to minority in
 subsidiaries                                              48,229             13,552           299,638             11,935
Issue of preferred shares to minority interest
 of subsidiary                                             61,350                  -                 -             15,182
Dividend paid to minority in
 subsidiaries                                             (12,511)           (12,894)          (25,859)            (3,096)
Payment of suppliers credit received
 for the purchase of fixed assets                               -             (1,232)           (1,917)                 -
Issuance of convertible debentures                              -             62,220           746,194                  -
Proceeds from principal of long-term
 loans and other long-term liabilities                    503,527            763,930         3,394,867            124,605
Repayment of long-term loans, debentures
 and other long-term liabilities                       (1,086,574)          (606,496)         (684,889)          (268,887)
Credit from banks and others, net                        (218,686)           913,907           172,504            (54,118)
                                                       -----------        -----------        ----------     --------------
Net cash inflow (outflow) generated by
 financing activities                                  (1,130,324)           988,990         3,707,981           (279,714)
                                                       -----------        -----------        ----------     --------------
Translation differences in respect of cash
balances of autonomous foreign investees                  (13,658)            (8,928)           64,746             (3,380)
                                                       -----------        -----------        ----------     --------------
Increase (decrease) in cash and cash
 Equivalents                                             (479,676)           (42,667)          156,590           (118,707)

Balance of cash and cash equivalents
 at beginning of year                                   1,448,706          1,491,373         1,334,783            358,507
                                                       -----------        -----------        ----------     --------------
Balance of cash and cash equivalents
 at end of year                                           969,030          1,448,706         1,491,373            239,800
                                                       ===========        ===========        ==========     ==============


The accompanying notes are an integral part of the financial statements




                                                               Koor Industries Ltd. (An Israeli Corporation)
Consolidated Statements of Cash Flows (cont'd)
------------------------------------------------------------------------------------------------------------

In terms of shekels of December 2000

                                                                                                               Convenience
                                                                                                               translation
                                                                                                                 (Note 2B)
                                                                                                            --------------
                                                                                                                Year ended
                                                                                 Year ended December 31        December 31
                                                       ------------------------------------------------
                                                              2000               1999              1998               2000
                                                       -----------        -----------        ----------     --------------
                                                                                          NIS thousands     US $ thousands
                                                       ------------------------------------------------     --------------
A.  Adjustments to reconcile net
      earnings to cash flows generated
      by operating activities:

Income and expenses not involving cash flows:

  Minority interest in subsidiaries, net                   15,849             (2,472)          247,052              3,922
  Dividend received from affiliates net
   of equity in the operating results
   (equity in operating results of
   affiliates net of dividend received
   therefrom)                                             295,241            (74,696)          (34,240)            73,061
  Depreciation and amortization                           373,669            570,070           683,095             92,469
  Deferred taxes                                          127,291           (155,683)         (117,068)            31,500
  Increase in liabilities in respect of
   employee severance benefits, net                        40,751             60,061            82,604             10,085
  Net capital losses (gains) from realization
  Fixed assets                                             (6,844)             2,993             7,339             (1,694)
  Investments in formerly consolidated
   subsidiaries                                          (510,566)          (401,880)         (147,902)          (126,346)
Profit from realization of activities                    (278,168)                 -                 -            (68,836)
Investments in investees                                  (27,499)           (47,560)         (249,716)            (6,805)
Inflationary erosion of principal of
 long-term loans and other liabilities                    (79,372)           (43,814)           53,510            (19,642)
Inflationary erosion of principal of
 credit from banks and others                              (5,088)                 -            16,204             (1,259)
Inflationary erosion of value of investments,
 deposits and loans receivable                             25,413             (2,619)          (54,425)             6,289
Changes in value of assets and
 Investments                                               66,266            262,232           227,398             16,398
Employee benefits in respect of option
warrants granted by a controlling
 Shareholder                                                    -                774             6,080                  -
                                                       -----------        -----------        ----------     --------------
                                                           36,943            167,406           719,931              9,142
                                                       -----------        -----------        ----------     --------------



The accompanying notes are an integral part of the financial statements



                                                               Koor Industries Ltd. (An Israeli Corporation)
Consolidated Statements of Cash Flows (cont'd)
--------------------------------------------------------------------------------------------------------------------------

In terms of shekels of December 2000
                                                                                                               Convenience
                                                                                                               translation
                                                                                                                 (Note 2B)
                                                                                                            --------------
                                                                                                                Year ended
                                                                                 Year ended December 31        December 31
                                                       ------------------------------------------------
                                                              2000               1999              1998               2000
                                                       -----------        -----------        ----------     --------------
                                                                                          NIS thousands     US $ thousands
                                                       ------------------------------------------------     --------------
A.  Adjustments to reconcile net
     earnings to cash flows generated
     by operating activities (cont'd)

Changes in operating asset and liability items:

 Decrease (lncrease) in trade receivables
and other receivables (after taking into
 account non-current receivables)                        184,628           (363,926)         (639,503)            45,689
Decrease (increase) in inventories, work
 in progress and customer advances
(including long-term customer
 advances and deposits)                                   (62,343)           (31,029)          (10,777)           (15,428)
Increase (decrease) in trade payables
 and other payables                                        36,687            399,058           562,768              9,079
                                                       -----------        -----------        ----------     --------------
                                                          158,972              4,103           (87,512)            39,340
                                                       -----------        -----------        ----------     --------------
                                                          195,915            171,509           632,419             48,482
                                                       ===========        ===========        ==========     ==============
B.  Acquisition of initially
      consolidated subsidiaries

Assets and liabilities of the
 subsidiaries at date of acquisition:

  Working capital deficit (surplus),
   excluding cash and cash equivalents                     (8,292)           137,360          (150,468)            (2,052)
  Fixed assets and investments                            (16,288)          (808,959)          (43,830)            (4,031)
  Long-term liabilities                                     4,086            192,422             4,675              1,011
  Minority interest in subsidiaries                        42,976             61,938             2,437             10,635
  Excess of cost over net asset value
   upon acquisition                                      (144,666)           (37,921)          (48,328)          (35,799)
Investment in affilates                                   105,260            108,597             4,010             26,048
  Liability for acquisition of subsidiaries                     -            112,131                 -                  -
                                                       -----------        -----------        ----------     --------------
                                                          (16,924)          (234,432)         (231,504)            (4,188)
                                                       ===========        ===========        ==========     ==============



The accompanying notes are an integral part of the financial statements




                                                               Koor Industries Ltd. (An Israeli Corporation)
Consolidated Statements of Cash Flows (cont'd)
--------------------------------------------------------------------------------------------------------------------------
In terms of shekels of December 2000
                                                                                                               Convenience
                                                                                                               translation
                                                                                                                 (Note 2B)
                                                                                                            --------------
                                                                                                                Year ended
                                                                                 Year ended December 31        December 31
                                                       ------------------------------------------------
                                                              2000               1999              1998               2000
                                                       -----------        -----------        ----------     --------------
                                                                                          NIS thousands     US $ thousands
                                                       ------------------------------------------------     --------------
C.  Proceeds from realization of
      investments in formerly
      consolidated subsidiaries, net of cash
      in those subsidiaries at the time
      they ceased being consolidated:

Assets and liabilities of the formerly consolidated subsidiaries at the time they ceased being consolidated:

 Working capital surplus (deficit), excluding
 cash and cash equivalents                                (87,882)           610,811            94,836            (21,748)
Fixed assets and investments                            1,437,704            994,450           793,540            355,779
 Long-term liabilities                                   (482,296)          (233,786)         (249,922)          (119,351)
 Minority interest in the subsidiary as at date
  of the sale                                            (131,285)          (243,164)         (206,326)           (32,488)
Investments in affiliated companies
 (previous year prior to the merger), net                  25,932         (1,022,047)
 Consideration not yet received from
 consolidation of companies                                     -                  -           (39,517)             6,417
 Capital gain on sale of  investments
  in subsidiaries                                         510,566            401,880           147,902            126,346
                                                       -----------        -----------        ----------     --------------
                                                        1,272,739            508,144           540,513            314,956
                                                       ===========        ===========        ==========     ==============
D.  Proceeds from realization of activities

Working capital surplus excluding cash and
 cash equivalents                                          151,204                 -                 -             37,417
Fixed assets                                               51,278                  -                 -             12,689
Accrued income - long-term                                 20,931                  -                 -              5,180
Realization proceeds receivable                           (26,919)                 -                 -             (6,661)
Capital gain from realization of activities               278,168                  -                 -             68,836
                                                       -----------        -----------        ----------     --------------
                                                          474,662                  -                 -            117,461
                                                       ===========        ===========        ==========     ==============
E.  Non-cash transactions:

Purchase of fixed assets                                   42,478              5,897             6,673             10,512
                                                       ===========        ===========        ==========     ==============
Purchase of other assets                                      913              8,306            29,426                226
                                                       ===========        ===========        ==========     ==============
Purchase of switching division                                  -              3,945                 -                  -
                                                       ===========        ===========        ==========     ==============
Proceeds from sale of fixed assets and
investees                                                  31,820                  -            44,874              7,874
                                                       ===========        ===========        ==========     ==============
Investment in initially consolidated
 subsidiaries                                                   -            112,132                 -                  -
                                                       ===========        ===========        ==========     ==============
Proposed dividend to minority shareholders                      -                  -             8,793                  -
Interim dividend                                                -            165,172            86,363                  -
                                                       ===========        ===========        ==========     ==============
Conversion of convertible debentures into
 shares of the Company and of subsidiaries                      -              1,020           141,492                  -
                                                       ===========        ===========        ==========     ==============
Investment in subsidiaries                                 54,622                  -                 -             13,517
                                                       ===========        ===========        ==========     ==============
Proceeds from realization of affiliated
 company in marketable securities                          26,915                  -                 -              6,660
                                                       ===========        ===========        ==========     ==============

The accompanying notes are an integral part of the financial statements.





                                                               Koor Industries Ltd. (An Israeli Corporation)
Company Statements of Cash Flows
--------------------------------------------------------------------------------------------------------------------------

In terms of shekels of December 2000
                                                                                                               Convenience
                                                                                                               translation
                                                                                                                 (Note 2B)
                                                                                                            --------------
                                                                                                                Year ended
                                                                                 Year ended December 31        December 31
                                                       ------------------------------------------------
                                                              2000               1999              1998               2000
                                                       -----------        -----------        ----------     --------------
                                                                                          NIS thousands     US $ thousands
                                                       ------------------------------------------------     --------------
Cash flows generated by operating
 activities:
Net income                                                267,687            549,119            47,121             66,243
Adjustments to reconcile net income
 to net cash flows generated by
 operating activities (A)                                (111,366)          (322,620)          175,337            (27,559)
                                                       -----------        -----------        ----------     --------------
Net cash inflow generated by operating
 Activities                                               156,321            226,499           222,458             38,684
                                                       -----------        -----------        ----------     --------------
Cash flows generated by investing
   activities:
  Investees - acquisition of shares, payments
   on account of shares, loans granted, and
   non-current accounts                                  (520,560)        (1,098,942)       (3,633,853)          (128,820)
  Purchase of fixed assets                                   (761)           (14,052)          (26,320)              (188)
  Increase in investments and other
   receivables, net                                      (157,506)          (355,461)          (39,464)           (38,977)
  Proceeds from sale of fixed assets                          393                949             1,707                 97
  Proceeds from realization of investments
   in investees, net                                    1,003,445            178,379           409,463            248,316
  Dividend received from an investees                           -          1,448,145           542,761                  -
  Investment in short-term deposits and
   investments, net                                      (180,186)           (86,748)           (2,553)           (44,589)
                                                       -----------        -----------        ----------     --------------
Net cash inflow (outflow) generated by
 investing activities                                     144,825             72,270        (2,748,259)            35,839
                                                       -----------        -----------        ----------     --------------
Cash flows generated by financing
  activities:
  Proceeds from exercise of stock options                     138                414               619                 34
  Premium received in respect of issuance
   of options exercisable for company shares                1,879                  -                 -                465
  Acquisition of "treasury stock"                        (203,484)                 -                 -            (50,355)
  Dividend paid                                          (226,627)          (145,969)         (194,979)           (56,082)
  Receipt of long-term loans and other
   long-term liabilities                                   97,914            107,062         2,779,618             24,230
  Payments of long-term loans and
   other long-term liabilities                           (718,889)           (90,819)          (86,358)          (177,899)
  Credit from banks and others, net                        45,295            240,444            (6,137)            11,209
                                                       -----------        -----------        ----------     --------------
Net cash inflow (outflow) generated by
 financing activities                                  (1,003,774)           111,132         2,492,763           (248,398)
                                                       -----------        -----------        ----------     --------------
Increase (decrease) in cash and cash
 equivalents                                             (702,628)           409,901           (33,038)          (173,875)
Balance of cash and cash equivalents at
 beginning of year                                        725,354            315,453           348,491            179,499
                                                       -----------        -----------        ----------     --------------
Balance of cash and cash equivalents at
 end of year                                               22,726            725,354           315,453              5,624
                                                       ===========        ===========        ==========     ==============

The accompanying notes are an integral part of the financial statements.





                                                               Koor Industries Ltd. (An Israeli Corporation)
Company Statements of Cash Flows (cont'd)
------------------------------------------------------------------------------------------------------------

In terms of shekels of December 2000
                                                                                                               Convenience
                                                                                                               translation
                                                                                                                 (Note 2B)
                                                                                                            --------------
                                                                                                                Year ended
                                                                                 Year ended December 31        December 31
                                                       ------------------------------------------------
                                                              2000               1999              1998               2000
                                                       -----------        -----------        ----------     --------------
                                                                                          NIS thousands     US $ thousands
                                                       ------------------------------------------------     --------------
(A) Adjustments to reconcile net earnings
       to cash flows generated by
       operating activities:

Income and expenses not involving cash flows:
  Dividend received from investees net of
equity
   in their operating results (equity in
operating
   results of investees, net of dividend
   received therefrom)                                    241,096           (206,403)          141,275             59,662
  Depreciation and amortization                             2,674              2,433             3,143                662
  Deferred taxes                                          129,000           (129,000)                 -            31,923
  Increase (decrease) in liability in respect
of
   employee severance benefits, net                        (3,208)           (10,553)          (22,508)              (794)
  Net capital losses (gains) from realization
  Fixed assets                                                 (9)             1,661             1,121                 (2)
  Investment in investees                                (390,685)           (44,699)         (113,159)           (96,680)
  Decrease (increase) in value of deposits
   and other erosions, net                                 (3,560)             1,202               435               (881)
  Exchange rate differences and erosion of
   principal of long-term loans and other
   liabilities                                            (62,465)           (19,327)           13,059            (15,458)
  Erosion of principal of credit from banks
   and others                                              (2,010)                 -             6,678               (497)
  Employee benefits from option
   granted by a controlling shareholder                         -                774             6,080                  -
  adjustment in value of investments                      (78,095)           153,989           131,090            (19,326)
                                                       -----------        -----------        ----------     --------------
                                                         (167,262)          (249,923)          167,214            (41,391)
                                                       -----------        -----------        ----------     --------------
Changes in operating assets and liability items:
  Decrease (increase) in current accounts of
   investees, net                                          91,884            (88,911)           26,003             22,738
  Decrease (increase) in receivables                        4,349            (11,007)           (2,520)             1,076
  Increase (decrease) in other payables                   (40,337)            27,221           (15,360)            (9,982)
                                                       -----------        -----------        ----------     --------------
                                                           55,896            (72,697)            8,123             13,832
                                                       -----------        -----------        ----------     --------------
                                                         (111,366)          (322,620)          175,337            (27,559)
(B) Significant non-cash transactions:
                                                       ===========        ===========        ==========     ==============
Interim dividend                                                -            166,962            87,299                  -
                                                       ===========        ===========        ==========     ==============
Proceeds from realization of affiliated
 company in marketable securities                          20,944                  -                 -              5,183
                                                       ===========        ===========        ==========     ==============

The accompanying notes are an integral part of the financial statements.



                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------

Note 1 - General

         Koor Industries Ltd. is a diversified holding company, which operates in the fields of telecommunication, defence electronics, agro-chemicals and other chemicals and venture capital investment through its subsidiaries, proportionately consolidated companies and affiliates (hereinafter - the "Koor Group" or the "Group").

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

         A.       Definitions:

         In these financial statements:

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

         6. Other companies - companies, the company's investment in which does not obtain for the company significant influence and which is stated by the cost method.

         7. Related parties - as defined in the Israeli Securities Regulations (Preparation of Annual Financial Statements), 1993, including related parties as defined by the Institute of Certified Public Accountants in Israel - (hereinafter - "ICPAI").

         8. Venture capital fund - as defined in Standard No 1 of Israeli Accounting Standards Board.

         9.       Consumer Price Index - The Consumer Price Index
                  (hereinafter - CPI) published by the Central Bureau of Statistics.

Note 2 - Significant Accounting Policies (cont'd)

         B.       Adjusted financial statements:

         1.       a)       All NIS figures in the financial statements are
                           stated in terms of NIS of a identical purchasing power (NIS of December 2000), the required adjustments are based upon the changes in the Israeli Consumer Price Index (hereinafter -
                           "CPI")

                  b) The adjustments of the financial statements of the Koor Group's is in accordance with the opinions of the ICPAI and is based on the accounting records which are kept in nominal NIS, or in other functional currencies.

                  c) The adjusted amounts of non-monetary assets do not necessarily represent their realizable or current economic value, but rather the original historical cost of those assets in terms of adjusted NIS. The term "cost" in these financial statements means cost in adjusted NIS.

         2. The following principles of adjustment relate to those companies of the Koor Group whose financial statements were adjusted on the basis of the CPI:

                  a) Non-monetary items (mainly fixed assets, inventory, work in progress and related customer advances, intangible assets and deferred expenses), have been adjusted on the basis of the CPI at the time when the related transactions were carried out.

                           The components of the statement of operations relating to non-monetary items (mainly changes in inventory and work in progress, depreciation and amortization) have been adjusted on the same basis used for the adjustment of the related balance sheet items.

                  b) Investments in investees and the equity in their results of operations for the current year, as well as the minority interest in subsidiaries and their share in the results of their operations for the current year, are based on the adjusted financial statements of those companies.

                  c) Monetary items (items whose amounts in the balance sheet reflect current or realizable values) are presented in the balance sheet as at 31 December, 2000, at their historical amounts (comparative figures are also stated in terms of shekels of December 2000).

                  d) The components of the statement of operations (except for financing), relating to transactions carried out during the year - sales, purchases, labor costs, etc., have been adjusted according to the CPI at the time the related transactions were effected. The erosion of monetary balances relating to the aforesaid transactions has been included in the financing item.

                  e) The components of the statement of operations relating to provisions included in the balance sheet, such as: liability in respect of employee severance benefits, provision for vacation pay, etc., are based on the changes in the balances of the related balance sheet items after their related cash flows were taken into account.

                  f) The financing item which is derived from the other items of the statement of operations reflects real financing income and expenses, as well as the erosion of monetary balances during the year, the earnings and losses from the realization and pledging of marketable securities and the earnings and losses from derivative financial instruments.

                  g) Current income expense includes also the expense resulting from the erosion in value of payments on account of income tax from payment date to the end of the year.

         B.       Adjusted financial statements: (cont'd)

         3. Adjustment of financial statements on the basis of the exchange rate of the dollar:

                  The financial statements of certain subsidiaries and affiliates are adjusted on the basis of the exchange rate of the dollar. For the purpose of consolidation or inclusion according to the equity method, of the above-mentioned companies, the amounts (in terms of foreign currency), stated in the financial statements of those companies, have been treated, as autonomous investees.

                  According to Interpretation No. 8 to Opinion 36 of the ICPAI, at each balance sheet date, the figures of the balance sheet and the statements of operations for the year then ended are translated into shekels at the exchange rate prevailing at the end of the year, of the foreign currency in which the financial statements of those companies were prepared. Balance sheet items as at the beginning of the year, and changes in capital during the year, were translated according to the exchange rate at the beginning of the year or at the date of the change, respectively, and were then adjusted for the changes in the CPI until December 2000. This treatment is relevant both to the autonomous foreign investees as well as to the Israeli companies whose functional currency is the dollar.

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

         2. Consolidation of financial statements of proportionately consolidated companies:

                  In accordance with generally accepted accounting principles in Israel, the financial statements of companies that are jointly controlled, are included in Koor's consolidated financial statements according to the proportionate consolidation method.

         3. Goodwill deriving from the acquisition of an investment, which represents the excess of acquisition cost or the investment in subsidiaries over the fair value of identifiable assets less the fair value of identifiable liabilities upon acquisition, is amortized at equal annual rates over 10 years commencing from the acquisition date, except for goodwill arising from the acquisition of some subsidiaries, which is amortized over a period of 20 years. The amortization of goodwill is presented in "other expenses".

                  Differences resulting from changes in holding rates are charged to the statement of operations, as incurred, except for changes deriving from the exchange of homogenous assets, which are included in the goodwill and are not charged to the statement of operations. .

         4. Significant inter-company transactions and balances are eliminated upon consolidation.

         5. Koor's shares which were purchased by the Company and subsidiaries are accounted for as treasury stock.


         D.       Use of estimates:

         6. To the extent that sale and/or exercise of convertible securities issued by investee is probable (including stock options to employees), in accordance with the criteria set forth in Opinions 48 and 53 of the ICPAI, and if the percentage of Koor's holdings of such subsidiaries is expected to decrease upon their conversion or exercise, following which Koor will incur a loss, an appropriate provision is included for such an anticipated loss.

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

         I.       Work in progress:

                  Work in progress is valued at direct production cost, plus allocated indirect expenses, all of which are on an average basis. The cost of work in progress under long-term contracts also includes allocation of general expenses, as well as interest at an average rate for external financing.

                  Interest is calculated in respect of the excess of the cost of work in progress over customer advances received for each order or in respect of the excess of customer advances received for each order over the cost of work in progress.

                  The excess of the investment in inventory and work in progress, over related advances received, is included in current assets, while the excess of advances received over investment is included in current liabilities.

                  Work in progress and customer advances in respect of long-term contracts include amounts in respect of contracts the execution of which exceeds one year where a loss is anticipated from work, a provision is made for the entire anticipated loss up to completion of the work.

         J.       Venture Capital Investments:

                  Investment in a corporation whose principal business is research or development and at least 90% of its funding comes from owners' capital, support from State authorities or research grants.
                  The holdings of venture capital funds in venture capital investments are represented by their cost after deducting devaluation differentials if a steady devaluation applies.

         K.       Investments in investee companies:

                  The investments in investees (and in consolidated accounts - investments in affiliates) are stated by the equity method. Goodwill, arising from the acquisition of investments, is amortized at equal annual rates over a 10 year period, commencing from acquisition date, other than goodwill in a subsidiary which is amortized over 20 years, in light of the evaluation that requires that the prior knowledge and experience accumulated serve it at least for this period, and other than the goodwill for purchase of part of the minority in another subsidiary, which is also amortized over 20 years. If the proper value of investments in investee companies falls below their financial value and this decrease is not temporary, a provision for loss of value is recorded.

         L.       Long-term receivables and liabilities:

                  Long-term receivables and liabilities, with below-market interest rates at date of inception, were recorded at their present values.

         M.       Fixed assets:

                  1. The assets are stated at cost, after deduction of related investment grants.

                  2. Cost includes interest capitalized during the period of construction of the assets, calculated according to the specific interest rates applicable to the sources used to finance the investment.

                  3. Improvements are attributed to the cost of assets while costs of maintenance and repair are attributed to the balance sheet when they occur.

                  4. Depreciation is computed by the straight-line method, on the basis of the estimated useful lives of the assets.

                  The annual depreciation rates used are as follows:

                                                                %
                                                         --------

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

         N.       Convertible securities:

         1. Debentures, conversion of which is not expected in the foreseeable future, are stated at their liability value as at balance sheet date, in accordance with the provision, of Opinion 53 of the ICPAI, and are stated as long-term liabilities.

         2. In accordance with Opinions 48 and 53 of the ICPAI, the provision for anticipated loss on the reduction in the percentage of holdings of investees is included in the item "Minority interest in subsidiaries", in the consolidated balance sheet and in the item "Investment in investee companies" in the company balance sheet. .

         O.       Intangible assets and deferred expenses:

         1. Intangible assets - know-how, software and patents purchased and payments for licensing of products abroad - are stated at cost and are amortized in 5 to 10 annual installments beginning with the commencement of the utilization thereof.

         2.       Deferred expenses - debenture issuance costs:

                  These costs are amortized over the life of the debentures, taking into account the dates of redemption.

         3. See Note 2C(3) regarding goodwill deriving from the acquisition of companies.

         P.       Deferred taxes:

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

         3. In calculating deferred taxes, taxes that would have applied in the event of exercise of investments in subsidiaries the sale of which is not expected in the foreseeable future have not been included.

                  No deferred taxes have been created for taxes to apply when distributing profits by subsidiaries, in accordance with the policies of the company not to distribute taxable dividends in the foreseeable future.


         Q.       Revenue recognition:

         1.       Work in progress:

                  In July 1999, the Accounting Standards Institute published Standard No. 4 Work Under Performance Contract (hereinafter: the new standard). The new standard applies to financial statements for the period following 31 December 1999.

                  Revenue and costs related to work in progress under long-term contracts are recognized under the percentage of completion method, once accumulated costs have become significant.

                  As for contracts involving technological uncertainties, revenue is recognized on the basis of the completed contracts method.

                  Income and costs relating to contracts on a "cost plus" basis (i.e. cost with the addition of profit at a fixed rate) are recognized when the costs are incurred.

                  Periodical reporting on income and costs from work in progress covers all turnover periods, including those where it is not possible to estimate anticipated profits at the reporting stage, however, it may be stated that the refund of costs already incurred is anticipated. In such circumstances, all of the costs incurred are attributed to the balance sheet as against income in the amount of such costs ("0 interval presentation").

                  Full provision is made for anticipated losses.

         2.       Sale of products and rendering of services:

                  Sales are recognized upon delivery of the products or performance of the services. In special contracts, the sales are recognized after performing the work and passing acceptance tests, as defined in the product delivery contract.


         R. Presentation of transactions between the Company and the controlling shareholder

                  Transactions between the Company and the controlling shareholder of the Company are presented in accordance with the Securities Regulations (Presenting Transactions Between a Company and its Controlling Shareholder in Financial Statements) - 1996. Accordingly, the difference between the price paid to the controlling shareholder, regarding the sale of an asset, and the book value of the asset in the books of the controlling shareholder is included in the item Shareholders' equity of the Company.

         S.       Research and development:

                  Research and development costs, net of participations (mainly from the Government of Israel), are charged to the statement of operations, as incurred. Research and development costs financed by the customer are charged to the cost of work in progress, and are included in the statement of operations, as part of the recognition of revenue from such work in progress.

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

                  The results of option contracts and future transactions for the purchase or sale of foreign currency, which are designated to hedge the proceeds from export and the cost of imports against changes in foreign currency (hedging transactions), are recorded in the statement of operations, concurrently with the recording of the related import and export results.

                  The results of option contracts and forward transactions for the purchase or sale of foreign currency intended to hedge certain net assets, but not classified as hedging transactions, are recorded in the statement of operations, as financing expenses in the period of the change in the exchange rate of the hedged balances.

                  The fair value of derivative financial instruments is established according to their market values, and when such does not exist, according to a valuation model.

         U.       Earnings per share:

                  Earnings per share data are computed in accordance with Opinion 55 of the ICPAI.

         V. Data regarding the CPI and the exchange rate of foreign currency:

         1.    Below is data regarding the CPI and the US dollar exchange rate:

                                                  Israeli      Exchange rate
                                                     CPI*       of one U.S.$
                                                 --------      -------------
                                                   Points                NIS
                                                 --------      -------------
                  For the year ended:
                  December 2000                   168.53              4.041
                  December 1999                   168.53              4.153
                  December 1998                   166.30              4.160


         V. Data regarding the CPI and the exchange rate of foreign currency: (cont'd)

                                                 Israeli       Exchange rate
                                                    CPI*        of one U.S.$
                                                 --------      -------------
                                                        %                  %
                                                 --------      -------------

                  Changes during:

                  2000                                  -               (2.7)
                  1999                                1.3               (0.2)
                  1998                                8.6               17.6

                                                                           %
                                                               -------------

                  Real increase (decrease) in the CPI relative to the
                   exchange rate of the dollar during the year:
                   2000                                                   2.7
                   1999                                                   1.5
                   1998                                                  (8.3)


                  (*) According to the index in respect of the month (1993 average basis = 100) ended on balance sheet date.

         2. Assets and liabilities in foreign currency or linked thereto are included in the financial statements according to the representative exchange rate, as published by Bank of Israel near the balance sheet date.

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

                           The details of TTL that is included in the
                           consolidated financial statements of the company for the year ended December 1998:
                                                                 NIS millions
                                                                 ------------
                  Sales revenues                                       1,761
                  Operating income                                       179
                  Net profit as reported by TTL                          169


         2. In February 1999, Koor exercised Call options for the purchase from Clal Electronic Industries Ltd. of 3,830,000 ordinary shares of ECI at $37 per share.

         3. On 7 November 2000, the board of directors of ECI approved a resolution made in August 2000 for a division plan to split ECI into five separate companies which were to deal with the following separate areas: access products, transmission, optic fiber networks, telephony solutions for advanced networks, wireless communications and ECI Industries - which would be a holding and subcontractor company for the new companies. The purpose of the demerger plan was that ECI would continue to operate its existing manufacturing business, and, unless otherwise resolved by the board of directors, it would continue to hold shares in Ectel Ltd. and in various start-up companies. Similarly, it would temporarily provide management services and other technological services. The implementation of the split is subject to receipt of an exemption from tax for the division transaction under section 105 of the Income Tax Law in Israel, and the readiness of various departments to split, and the situation of the capital market. It is absolutely uncertain as to whether the original plan shall be implemented exactly as intended.
                  As part of this plan, it was resolved to cease producing and developing certain products and to fire employees and to remove equipment that would become redundant in the new organizational structure. Therefore ECI noted allocations in its reports for reorganization expenses in the sum of $26 million and allocations for reduction of the value of fixed and intangible assets in the sum of $23 million based on external evaluation.
                  On 1 January 2001, the company set up five subsidiaries which received the employees of the various operational departments. The subsidiaries act at present as branches of the company in respect of their areas of operations, until their shares are floated or until such other date as may be determined.

         4. During 2000 ECI recorded an expense of $29 million for the purchase of R&D in progress deriving from acquisition of companies.

         5. In 2000, ECI recorded a capital gain of some $31 million from the exercise of traded shares in Terayon
                  Communications Systems Ltd., which were received by ECI as part of a share swap with Telegate Ltd. at the end of 1999.


         A.       ECI Telecom Ltd. - An Affiliated Company (cont'd)

         6. Adjustment of the net loss of ECI based on the loss reported by ECI pursuant to the United States accounting regulations, to the profit pursuant to Israeli accounting regulations, see Note 28(A)(15).

         B.       Tadiran Ltd. - consolidated company

         1. In 1999, Tadiran sold its holdings in Contahal Ltd., Advanced Technology Ltd., Tadiran Information Systems Ltd. and Tadiran Com. Ltd. at a pre-tax capital gain of some NIS 560 million.

         2. In 2000 an agreement was signed between Tadiran, the company and Elisra Electronic Systems Ltd. (hereinafter - "Elisra"), whereby Tadiran transferred its entire holdings (100%) in Elisra to the company, free of charge, effective from 1 January 2000. Immediately after transfer of the shares, Elisra received shares in Tadiran Spectralink Ltd. and in Tadiran Electronic Systems Ltd. (wholly-owned companies of Tadiran), free of charge.
                  The shares transfer is conducted under the tax exemption conferred by section 104 of the Income Tax Law in Israel.

         3. On 15 February 2000 a deal to sell all of the holdings of Tadiran in Tadiran Telmetics Ltd. under an agreement dated 25 November 1999 was closed, in consideration for NIS 31 million. After recording an allocation for devaluation in 1999, no significant capital gain was recorded from the sale.

         4. On 30 March 2000, a transaction to sell all of the holdings (some 56%) of Tadiran in Tadiran Appliances Ltd. under an agreement dated 30 December 1999 was closed, in consideration for NIS 134 million. After recording an allocation for devaluation in 1999, no significant capital gain was recorded from the sale.

         5. On 25 July 2000, a deal to sell all of the holdings of Tadiran (100%) in Tadiran Batteries Ltd. was closed in consideration for NIS 33 million including dividends. The capital gain after tax in the third quarter amounted to the sum of some NIS 56 million.

         6. For sale of Tadiran's holdings in ECI, see note of events following date of balance sheet. Subsequent to balance sheet date, Tadiran sold its holding in ECI to Koor, see
                  Note 27.


         C.       Makhteshim Agan Industries Ltd. - Consolidated Company

         1. On 26 December, 1999 the Board of Directors of Makhteshim Agan Industries Ltd. (hereinafter: "M-A Industries") decided on a plan to reorganize the group in light of the continuing crisis in the global agro-chemicals industry, which will be applied in the Company and its investee companies overseas and in Israel, and which will include mainly a focus on the company's key areas of business, closing and relocating production installations, cutting fixed costs, as well as employee retirement. The total cost of the plan, the implementation of which has commenced, is estimated to be approximately $ 36 million (before tax on income).

         2. During 1999 the local currency in Brazil was devalued in relation to the dollar by approximately 48%, and the currency rate was extremely volatile during this period.

                  Until the third quarter of 1999 most of the customer debts of the consolidated company in Brazil were linked to the exchange rate of the dollar. During the third quarter, owing to the sharp cumulative rise in the exchange rate of the local currency against the dollar, the customer market in Brazil no longer accepts linkage to the dollar and therefore, customer balances of the consolidated company in Brazil, as at 31 December, 2000, amounting to a total of $111 million, are not linked to the dollar.

                  As a result of the change in the accounting method in the third quarter of 1999, relating to the linkage of customer balances, a customer debt from the previous period was adjusted to the new accounting method, and this led to inclusion of expenses amounting to $ 12.7 million deriving from the adjustment of customer balances and from the granting of discounts due to the devaluation.
                  Financing expenses, net, include expenses for translation differentials amounting to approximately $8 million, which stemmed mainly from the devaluation of the local currency in Brazil in the first quarter of 1999.

         3. During 2000, subsidiaries of M-A Industries entered into agreements with Banks under which the companies sold certain customer debts to the Banks. In the balance sheet of 31 December, $40 million reduced the receivable balance for surplus sold. The gap between the balance on the books value of the debts sold and the consideration received was moved to the financing item.

                  Under these agreements, the subsidiaries undertook to indemnify the Banks in certain circumstances which are defined in the agreements, under which the debts will not be paid.

         4. In August 2000, M-A Industries exercised an option granted to it and purchased 50% of the shares in Luxembourg company in consideration for some $ 8 million. Following this acquisition, M-A Industries has complete ownership and control over this company.

                  The surplus cost relating to goodwill generated from this deal amounted to some $ 9 million.

         5. Further to the agreement of 1998, in December 2000, the subsidiaries of M-A Industries signed an agreement with the shareholders of Proficol - a subsidiary proportionally consolidated at a rate of 45% of M-A Industries, under which an additional 12.5% were purchased in consideration for $ 5.9 million, (which was being paid as an advance in 1998).

                  Surplus cost generated from this sale amounted to some $ 4 million and was attributed to goodwill. As of 31 December 2000, M-A Industries is consolidating Proficol into its financial statements.


         6. On 4 August 2000, an agreement was signed between one of the companies in the M-A Industries group and the external shareholders in a subsidiary of M-A Industries in Brazil (hereinafter: "Milenia"), for the purchase of all of their shares at a rate of some 28.5% in Milenia (hereinafter: the "minority shares").


         C.       M-A Industries Ltd. - Consolidated Company (cont'd)

         Consideration to the minority shareholders for the purchase of their shares included the following components:

                  1.       Immediate cash payment of about $22 million.

                  2. The minority shareholders received 12.4 million shares of M-A Industries, which are owned by another subsidiary company of M-A Industries, with a market value on the date of the transaction of about $28 million. Of the above-mentioned shares, 10.4 million shares were granted immediately and the balance will be granted in April 2002. For 8.9 million of these shares the minority shareholders were granted a PUT option granting them, on certain terms, the right to sell the shares to the other subsidiary on 31 January, 2002, in consideration of $2.57 per share (being $2.42 plus interest at a rate of 10% p.a. for the option period).

                           M-A Industries share price as of 31 December 2000 is $2.45

                  3. Future payment according to the cumulative profits of Milenia in the years 2000-2001, in an amount likely to reach $27 million if the cumulative profits reach at least $50 million.

                  Following the acquisition, M-A Industries has full ownership and control of Milenia. The surplus cost generated on the date of the acquisition amounts to approximately $37 million (by the assessment of the management with regard to Milenia's profits as set out in paragraph 3).

                  As at the balance sheet date Koor's holdings are some 58.86% of the issued share capital of M-A Industries. Presuming that the minority holds the shares in M-A Industries and does not exercise the PUT options, it will reach a rate of holding of Koor in M-A Industries of some 57.4%.

                  The goodwill generated from the sale is to be amortized over a period of 20 years, which is appropriate in the opinion of M-A Industries. The main reasons for the amortization of goodwill over a period of 20 years include:

                  - No significant technological changes are anticipated in Milenia's sphere of activity.
                  -        Milenia's customers have very low turnover.
                  - The agrochemical market in Brazil is the third largest in the world, and the only one of the large markets currently experiencing growth.

         7. Wholly owned subsidiaries of M-A Industries signed agreements in November 2000 with Syngenta A.G., which is the largest agrochemical company in the world, for the purchase of two of its agrochemical products businesses. The consideration to be paid for the purchase of the businesses comes to some 135 million Swiss Francs. If sales rise by certain percentages over the next three years, additional consideration shall be paid which could come to about 15 million Swiss Francs.

                  These agreements are subject to the consent of the European Economic Commission. Such consent was received subsequent to balance sheet date.

         D. Mashav Enterprise and Development Ltd. - a proportionately consolidated investee

                  In January 2000 a transaction for the sale of Mashav was closed between Koor and Clal Industries & Investments Ltd. (hereinafter: "Clal") whereby Koor sold Clal all its holdings (50%) in Mashav Enterprise and Development (hereinafter: "Mashav") in consideration for NIS 890 million and 47.5% of the share capital in Mashal Alumina Industries Ltd. The capital gain to Koor from this sale is some NIS 363 million before tax, and after tax is some NIS 234 million.

                  During December 1999 before conclusion of the transaction, Mashav distributed a dividend to Koor and Clal in the total amount of NIS 710 million.


         D. Mashav Enterprise and Development Ltd. - a proportionately consolidated investee (cont'd)

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

         E.       Telrad Networks Ltd. - consolidated company

         1. On 30 August, 2000, a series of agreements was signed and closed between Koor, Telrad Networks Ltd. (hereinafter - Telrad) and Nortel Networks Ltd. (hereinafter "Nortel"), a Canadian international telecommunications company. Pursuant to the agreements, Nortel established a new company in Israel, Nortel Networks Israel (Sales and Marketing) Limited (hereinafter "Nortel Israel") controlled by Nortel. Koor Group holds 28% of the non-voting rights to profits and has the right to appoint one director out of six. Under the series of agreements, Koor was granted a PUT option to sell Nortel the shares held by Koor in Nortel Israel and at the same time, Nortel was granted a CALL option to purchase these shares from Koor. The two options have identical exercise prices, and are exercisable in 2003 at a price, which reflects the sum of Koor's investment in the company, plus a yield to be determined in the agreements. The company evaluates the reasonableness of non-exercise of either of the above options as being low.
                  In light of the above, Koor's investment in Nortel is presented by the cost method under the item Investments and other debts receivable.

                  As part of the series of agreements, the Koor group invested a sum of some $ 5.6 million in the share capital of Nortel Israel and provided it with an owners' loan of some $ 42 million. The loan is to be paid in 2003, and bears interest at a rate of 6 % p.a.

                  Similarly, on the date of effecting the said transactions, Nortel exercised the option granted to it in 1997 and sold 20% of the shares in Telrad to Koor for $ 45 million, thereby making Telrad a fully-owned subsidiary of Koor.
                  Concurrently, Telrad signed an agreement whereby the marketing, the installations and the support in Israel, Africa and several other countries, of the public networks and TX1 business exchanges, will from now on be effected by Nortel Israel, and elsewhere will be effected by another company of Nortel Group. Telrad will serve as a sub-contractor of Nortel Israel for the manufacture of exchanges, which will be marketed by Nortel Israel for the period defined in the agreement. These activities in 1999 and the eight months ended 31 September, 2000, constituted about 43.5% and 31.3% of Telrad's sales. Telrad received approximately $90 million for the transaction, over the book value of the transferred assets. As part of the above series of agreements, earlier agreements concerning a commitment made by Telrad to purchase know-how and pay royalties to Nortel, were cancelled by mutual consent.
                  As a result of the transaction, Telrad recorded a capital gain, after tax, in the third quarter of 2000, of approximately NIS 258 million.

         E.       Telrad Networks Ltd. - consolidated company

         2. During the third quarter, Telrad sold its plant at Ma'alot to a third party. As part of the agreement, the purchaser undertook to create electronic cards for Telrad for a period of at least four years. Koor made a capital gain of some NIS 20 million after tax.

         3.       A subsidiary of Telrad issued bonus shares to a third
                  part in consideration for some NIS 61 million. An undertaking in respect of these bonus shares is presented under the item "Minority Rights".

         4. The Board of Directors of Telrad approved a retirement plan for additional employees, over and above the retirements plans from 1998 and 1999, at a total cost of approximately NIS 257 million (about NIS 175 million after tax), shown in the financial statements as at 31 December 2000 in the item Other income (expenses), net (the cost of the reorganization plan in 1998 and 1999 amounted to NIS 223 million and NIS 85 million accordingly).


         F.       Sheraton Moriah (Israel) Ltd. - consolidated company

                  Since 1999, Koor has held 55% of the ownership of Sheraton Moriah (Israel) Ltd. Sheraton Moriah has been the central Koor's hotel activities since Koor sold its hotels and the Sheraton hotel management company that it owned to Sheraton Moriah in 1999. Prior to the sale of the hotels owned by Koor to Sheraton Moriah, Koor recorded a provision for a write-off in value of the hotels in the amount of NIS 38 million.


         G.       BVR Systems (1998) Ltd. - consolidated company

                  During 1999 Koor purchased shares in BVR Systems (1998) Ltd. (hereinafter: "BVR") directly and via Elisra Electronic Systems Ltd. (hereinafter - Elisra) for a total cost of NIS 34 million, comprising some 28.6% of the share capital of BVR. The purchases were affected as part of trading on the NASDAQ exchange in the United States, a private issue and purchase from other shareholders. An original difference relating to goodwill of some NIS 120 million was calculated in these purchases.

                  During August 2000, BVR allotted to Elisra one million ordinary shares (which are about 9% of the capital after their offering) in consideration of $ 5 million. In addition, BVR granted Elisra an option to purchase an additional 1.5 million ordinary shares of BVR by June 2003 (which are about 12% of the capital of BVR after their offering), for a total price of $ 9 million subject to the adjustments stipulated in the agreement). During July 2000 Elisra signed an additional agreement with a shareholder in BVR, whereby Elisra acquired all of his shares, which constitute about 10% of the share capital of BVR (before dilution), in consideration of about $ 4.5 million. During the third quarter of 2000, after examining the financial condition of the investment in BVR, a reduction of about NIS 40 million was recorded in the consolidated financial statements in the amount of the goodwill following non-temporary share devaluation. During the fourth quarter, Elisra purchased additional shares on the stock exchange (some 1.4%) for $ 0.5 million. Elisra also purchased all of the shares in BVR held by Koor. This purchase was recorded in respect of the cost of such shares in Koor's books, in accordance with the Securities Regulations regarding acts between a corporation and holders of control in it.
                  As at the balance sheet date, Koor Group's holdings in BVR are 46%. In addition, Elisra signed a voting agreement with other BVR shareholders, whereby Elisra will have the right to appoint most of the members of the Board of Directors of BVR. Accordingly, the financial statements of BVR as at 30 September, 2000 were consolidated for the first time in the consolidated statements of Koor.


         H.       United Steel Mills Ltd. - consolidated company

                  On 2 March, 2000 United Steel Mills Ltd. ("USM") (approximately 73% interest) announced that it had not reached an arrangement with the banks and other credit suppliers for restructuring USM's short-term and long-term debts, and that negotiations between USM and the banks had been terminated.
                  The financial statements of Koor for 1999 included a provision for reduction of value of the total investment, including the loans which Koor extended to USM.

                  Owing to the fact that Koor is not guarantor for the debts of USM to third parties, Koor and its legal advisers believe that Koor will not be obligated in the future to bear any financial cost beyond the above provisions, in respect of the debts of USM to third parties. Furthermore, the management of Koor does not intend to cover the past debts and the capital deficit in realization values, if any.

                  On 16 March, 2000, USM and its subsidiaries filed an application in the Haifa District Court for an order to stay proceedings pursuant to Section 350 of the Companies Law, 1999 and for the appointment of a trustee.
                  The court acceded to the application and granted the order against the applicants such that no legal proceeding could be continued or started against the applicants except with the consent of the court, so as to enable the formulation of a comprehensive recovery plan and a proposal for a composition of creditors.
                  Similarly, the Haifa District Court decided to revoke the powers of the Board of Directors of USM and to appoint a trustee for the period of the stay of proceedings. In this ruling, all management powers in the company and the subsidiaries were vested in the trustee. The court also decided to approve an approach by the Trustee to various business corporations in order to interest them in acquiring USM and/or its subsidiaries and/or operating them. The stay of proceedings is in effect until the end of December 2000. Koor consented to the stay of proceedings, gratuitously and without being required to do so, and made in March
                  NIS 15 million available in credit for the special management for current operation purposes at USM. On 16 December 2000, with all of the possible periods set out in the law for the further stay of proceedings having expired, the Court agreed to extend the period for another 6 months, after having received the consent of creditors to do so. In order to enable this extension, Koor provided, gratuitously and without being required to do so, additional credit of NIS 6 million. If there is no deficit in the trust fund, this credit (in the sum of NIS
                  21 million) will, under certain circumstances, have preferred status to all the company's creditors. A differential of NIS 21 million was recorded in Koor's financial statements for deletion of the credit which was made available.

                  Below are data from USM financials statements for the year ended December 31, 2000:

                                                             NIS millions
                                                             ------------
                  Current assets                                     167
                  Fixed assets                                       209
                  Current liabilities                               (313)
                  Long-term liabilities                              (64)
                  Shareholders' equity                                 -


         I.       Koor Properties Ltd. - consolidated company

         1. On 3 October, 2000 Koor Properties Ltd. (a wholly owned subsidiary of Koor) sold its holdings (50%) in Carmel Gate Ltd. to a foreign company in consideration for $ 20 million. The capital gain after tax recorded by Koor in the fourth quarter was approximately NIS 52 million.

         2. On 11 October, 2000, Koor Properties Ltd. signed a series of agreements for the sale of its rights in various real estate properties, in total consideration of approximately $ 21 million. The capital gain recorded by Koor after tax is approximately NIS 23 million.


         J.       Koor Corporate Venture Capital

         On 2 January 2000, Koor and a wholly owned subsidiary of it set up a registered partnership called "Koor Corporate Venture Capital" through which Koor concentrates its activities in venture capital fund investments and in technological companies with growth potential. See Note 18B(6) for investment undertakings and investments after the date of this balance sheet.

         K.       Divestiture of additional holdings

         1. In January 2000 a transaction was closed for the sale of Koor's entire holding (approximately 51%) in Merkavim Metals Ltd. under an agreement from 7 December, 1999, in consideration of approximately NIS 18 million. The capital gain after tax amounted to approximately NIS 4 million.

         2. Following completion of a tender offer for the purchase of the holdings of various shareholders in Q Group PLC ("Q Group"), in which Koor holds, through Koor Multimedia Ltd. approximately 23%. On 18 January, 2000 Koor sold its holdings in Q Group in consideration of approximately NIS 41 million. The capital gain to Koor from this sale (before tax) amounts to approximately NIS 30 million.

         3. On 21 February, 2000 a transaction was closed for the sale of Koor's entire holding (approximately 51%) in Histour-Altiv Ltd. ("Histour"), under an agreement from 25 November, 1999. Koor invested approximately NIS 16 million in Histour, and was released from all its guarantees for the obligations of Histour towards third parties. The capital gain after tax which was generated in the sale, amounted to approximately NIS 2 million.

         4. On 16 March, 2000, sale of Koor's holding (20%) in Menorah Holdings and B. Gaon Holdings Ltd. was completed by virtue of a PUT option which was granted, in consideration of approximately NIS 12 million. The capital gain after tax which was generated in the sale, amounted to approximately NIS 2 million.

         5. On 30 March, 2000 a transaction was closed for the sale of Koor's entire holding (approximately 76%) in Middle East Tubes Ltd. pursuant to an agreement from 23 December, 1999, in consideration of approximately NIS 83 million.
                  Following a loss of NIS 25 million which was reported by Middle East Tubes in the first quarter, Koor recorded an after-tax capital gain of approximately NIS 20 million in the first quarter of 2000.

         6. On 4 June, 2000 a transaction was closed for the sale of Koor's entire holding (approximately 33.3%) in Y.D. Vehicles and Transportation Ltd. in consideration of approximately NIS 16 million. The capital gain after tax amounted to approximately NIS 1 million.


Note 4 - Short-Term Deposits and Investments

                                                                         Consolidated                              Company
                                                      -------------------------------       ------------------------------
                                                                          December 31                          December 31
                                                      -------------------------------       ------------------------------
                                                              2000               1999              2000               1999
                                                      ------------       ------------       -----------      -------------
                                                                        NIS thousands                        NIS thousands
                                                      -------------------------------       ------------------------------
Marketable securities (1):

  Debentures                                              368,638            219,657           345,078            192,614
  Short-term Treasury notes                                49,061             35,368            39,341             29,122
  Shares and options                                      104,251             84,678            72,889             36,596
  Convertible securities                                        -              1,496                 -                  -
  Mutual fund participation
   certificates                                            17,181             13,102                 -                  -
                                                      ------------       ------------       -----------      -------------
                                                          539,131            354,301           457,308            258,332
Deposits in banks and financial
 institutions                                              83,805             96,177                 -                  -
Short-term loans and current maturities of
 loans to investees                                         9,092             21,857             9,092             20,765
                                                      ------------       ------------       -----------      -------------
                                                          632,028            472,335           466,400            279,097
                                                      ============       ============       ===========      =============
(1)      Stated at market value.



Note 5 - Trade Receivables

         Consolidated:

                                                                                                               December 31
                                                                                            ------------------------------
                                                                                                   2000               1999
                                                                                            -----------      -------------
                                                                                                             NIS thousands
                                                                                            ------------------------------
         On open account                                                                     2,527,220          2,936,846
         Post dated checks receivable and credit card
          companies                                                                             81,586            224,222
         Current maturities of long-term trade receivables                                      51,489             52,139
                                                                                            -----------      -------------
                                                                                             2,660,295          3,213,207
                                                                                            ===========      =============
         Including:
         Affiliates                                                                                311                 11
                                                                                            ===========      =============
         Proportionately consolidated companies                                                      -                173
                                                                                            ===========      =============
         Net of allowance for doubtful accounts                                                 86,069             92,022
                                                                                            ===========      =============


Note 6 - Other Receivables


                                                                         Consolidated                              Company
                                                      -------------------------------       ------------------------------
                                                                          December 31                          December 31
                                                      -------------------------------       ------------------------------
                                                              2000               1999              2000               1999
                                                      ------------       ------------       -----------      -------------
                                                                        NIS thousands                        NIS thousands
                                                      -------------------------------       ------------------------------
         Government agencies                              105,114            112,644            12,530              8,837
         Deferred taxes, see Note 16F                     110,726            271,492                 -            129,000
         Accrued income (including
          from a subsidiary)                               67,180             53,571             2,357              5,193
         Prepaid expenses                                  35,681             76,003                 -                658
         Employees                                         19,274             17,591                14                 15
         Affiliates - current accounts                      4,197              5,631                27                394
         Proportionately consolidated
          companies                                             -             21,418                 -              3,035
         Others                                           108,126            102,258             6,896              8,044
                                                      ------------       ------------       -----------      -------------
                                                          450,298            660,608            21,824            155,176
                                                      ============       ============       ===========      =============


Note 7 - Inventories and Work in Progress

         Consolidated:

                                                                                                               December 31
                                                                                            ------------------------------
                                                                                                   2000               1999
                                                                                            -----------      -------------
                                                                                                             NIS thousands
                                                                                            ------------------------------
         A.  Inventories and work in progress, net of
               customer advances - stated as
               current assets:

         Industrial inventory:
         Raw and auxiliary materials                                                           629,473            759,274
         Goods and work in progress (1)(2)                                                     264,414            341,272
         Finished goods                                                                        775,261            925,209
         Advances in respect of materials                                                        7,784             10,160
         Inventories for trading operations -
           merchandise (including advance payments)                                             95,712            161,482
                                                                                            -----------      -------------
                                                                                             1,772,644          2,197,397

         Less - customer advances                                                               11,448             73,710
                                                                                            -----------      -------------
                                                                                             1,761,196          2,123,687
                                                                                            ===========      =============


Note 7 - Inventories and Work in progress (cont'd)

                                                                                                               December 31
                                                                                            ------------------------------
                                                                                                   2000               1999
                                                                                            -----------      -------------
                                                                                                             NIS thousands
                                                                                            ------------------------------
         B.  Customer advances, net of work in progress - stated as current liabilities:

             Customer advances in respect of work in progress(1)(3)(4)                         298,975            242,510
             Less - inventory and work in progress                                               1,297             39,061
                                                                                            -----------      -------------
                                                                                               297,678            203,449
                                                                                            ===========      =============
         (1)  Net of provision for loss in respect of work in progress                           8,517             15,917
                                                                                            ===========      =============
         (2)  Including long-term contracts, net:                                                    -             64,247
                                                                                            ===========      =============
         (3)  Not including long-term advances.

         (4) See Note 22 regarding guarantees provided for securing the gross amounts of customer advances (including long-term advances).



Note 8 - Investments in Investee companies

                                                                                                               December 31
                                                                                            ------------------------------
                                                                                                   2000               1999
                                                                                            -----------      -------------
                                                                                                             NIS thousands
                                                                                            ------------------------------
         A.       Consolidated balance sheet - affiliates

         Net asset value of the investments (1)(2)                                           1,769,216          1,957,207
                                                                                            -----------      -------------
         Goodwill (2):
         Original amount, net                                                                1,554,164          1,739,625
         Accumulated amortization                                                             (347,741)          (230,418)
                                                                                            -----------      -------------
                                                                                             1,206,423          1,509,207
                                                                                            -----------      -------------
         Long-term loans (3)                                                                    25,250             29,358
                                                                                            -----------      -------------
                                                                                             3,000,889          3,495,772
                                                                                            ===========      =============
         (1)      As follows:
                  Net asset value of investments as at 31 December, 1991                       261,563            261,563
                  Changes from January 1, 1992:
                  Cost of shares acquired or received                                        1,090,217          1,071,477
                  Accumulated net earnings                                                     310,039            441,233
                  Changes in capital reserves and
                   foreign currency translation adjustments                                    (62,676)           (12,336)
                  Initially consolidated subsidiaries, net                                     439,016           *448,861
                  Disposals, net                                                              (268,943)         *(253,591)
                                                                                            -----------      -------------
                                                                                             1,769,216          1,957,207
                                                                                            ===========      =============
         (2)      Including investments in companies traded on the
                   the Stock Exchange in Tel-Aviv or abroad, in NIS millions:
                  Carrying value                                                                 2,898              3,370
                                                                                            ===========      =============
                  Market value as at 31 December, 2000                                           1,951              4,517
                                                                                            ===========      =============
         (3)      Linkage terms and interest rates relating to long-term loans:
                  Linked to the CPI - in part bearing interest at the rate of 5%,
                   and in part bearing no interest                                              19,428             19,693
                  Linked to foreign currency (mainly to the dollar) - in part bearing interest up to the rate of Libor + 2%, and in part bearing
                   no interest                                                                   5,822              7,411
                  Without linkage                                                                    -              2,254
                                                                                            -----------      -------------
                                                                                                25,250             29,358
                                                                                            ===========      =============

         * Reclassified



Note 8 - Investment in Investee Companies (cont'd)

         B.       Company balance sheet - investees

                                                                                                               December 31
                                                                                            ------------------------------
                                                                                                   2000               1999
                                                                                            -----------      -------------
                                                                                                             NIS thousands
                                                                                            ------------------------------
         Shares:
         Net asset value of the investments                                                  3,963,404        * 4,417,969
                                                                                            -----------      -------------
         Goodwill:
         Original amount, net                                                                1,201,867        * 1,285,142
         Accumulated amortization                                                             (260,134)         *(156,057)
                                                                                            -----------      -------------
                                                                                               941,733          1,129,085
                                                                                            -----------      -------------
         Book value (1)                                                                      4,905,137          5,547,054
         Payments on account of shares (1)                                                      55,519             60,250
         Long-term loans and capital notes (2)                                               1,096,385            822,058
         Non-current inter-company accounts (3)                                                  3,922             25,147
                                                                                            -----------      -------------
                                                                                             6,060,963          6,454,509

         Less - Company shares held by subsidiaries                                             53,641             53,641
                                                                                            -----------      -------------
                                                                                             6,007,322          6,400,868
                                                                                            ===========      =============

         (1) As follows:
             Cost of shares including accumulated
              earnings as at 31 December, 1991                                               1,918,301          1,918,301
             Changes from January 1, 1992:
             Cost of acquired shares                                                         5,625,562          5,380,513
             Accumulated net earnings                                                          (24,098)           138,903
             Changes in capital reserves, net                                                 (538,168)          (442,379)
             Disposals                                                                      (2,020,941)        (1,388,034)
                                                                                            -----------      -------------
             Book value, including payments on
              account of shares (4)                                                          4,960,656          5,607,304
                                                                                            ===========      =============

         *Reclassified


Note 8 - Investment in Investee Companies (cont'd)

B.       Company balance sheet - investees (cont'd)

                                                                                                               December 31
                                                                                            ------------------------------
                                                                                                   2000               1999
                                                                                            -----------      -------------
                                                                                                             NIS thousands
                                                                                            ------------------------------
         (2)      Long-term loans and capital notes:
                  Long-term loans (a)                                                          146,971            254,965
                  Capital notes - unlinked and not bearing
                   interest (b)                                                                951,511            568,792
                                                                                            -----------      -------------
                                                                                             1,098,482            823,757
                  Less - current maturities of long-term loans                                   2,097              1,699
                                                                                            -----------      -------------
                                                                                             1,096,385            822,058
                                                                                            ===========      =============




         (a)      Loans classified by linkage terms and interest rates:

                                                                        Interest rate
                                                                       at December 31       December 31        December 31
                                                                      ---------------       -----------      -------------
                                                                                 2000              2000               1999
                                                                      ---------------       -----------      -------------
                                                                                    %                        NIS thousands
                                                                      ---------------       -----------      -------------

                  Linked to the CPI                                            2-2.75           71,280             69,858
                  Linked to the CPI                                                -                 -             54,318
                  Linked to the CPI                                                -                 -             46,393
                  Linked to the CPI                                               6.5           24,109             30,472
                  Linked to the CPI                                       No interest           51,582             53,924
                                                                                            ----------        ------------
                                                                                               146,971            254,965
                                                                                            ==========        ============


         (b) Capital notes are not stated at their present value, since their repayment date has not yet been fixed by the parties.

         (3)      Non-current inter-company accounts:


                                                                                                               December 31
                                                                                            -----------       ------------
                                                                                                   2000               1999
                                                                                            -----------       ------------
                                                                                                             NIS thousands
                                                                                            ------------------------------

                  Linked to the dollar exchange rate                                               121                125
                  Unlinked-bears interest at the rate of
                   the increase in the CPI                                                       3,801             25,022

                                                                                                 3,922             25,147



Note 8 - Investment in Investee Companies (cont'd)


         B.       Company balance sheet - investees (cont'd)


                                                                                                               December 31
                                                                                            -----------      -------------
                                                                                                   2000               1999
                                                                                            -----------      -------------
                                                                                                             NIS thousands
                                                                                            ------------------------------

         (4) Including investments in marketable shares traded on the Tel-Aviv Stock Exchange or abroad in NIS millions:

             Carrying value                                                                      1,947              2,288
                                                                                            ==========        ============
             Market value as at 31 December, 2000                                                1,382              3,051
                                                                                            ==========        ============



Note 9 - Other Investments and Receivables

         A.       Composition:

                                                                         Consolidated                              Company
                                                      ------------      -------------      ------------      -------------
                                                                          December 31                          December 31
                                                      -------------------------------      -------------------------------
                                                              2000               1999              2000               1999
                                                      ------------      -------------      ------------      -------------
                                                                        NIS thousands                        NIS thousands
                                                      -------------------------------      -------------------------------
         Deposits in banks and in
          financial institutions                          396,462            391,459           365,000            365,000
         Non-current trade receivables                     91,212            141,284                 -                  -
         Long-term loans receivable
          from others (1)                                 278,404            129,143           152,588             15,464
                                                      ------------      -------------      ------------      -------------
                                                          766,078            661,886           517,588            380,464

         Marketable securities                              6,462              3,469                 -                  -


         Venture capital investment                       339,905                  -                 -                  -

         Non-marketable shares and
          payments on account                              26,147             65,597            19,047              2,812

         Others                                            26,217             26,795               140                101
                                                      ------------      -------------      ------------      -------------
                                                        1,164,809            757,747           536,775            383,377
                                                      ============      =============      ============      =============
         (1) Including loans to
              proportionately
              consolidated companies                            -             34,527
                                                      ============      =============



Note 9 - Other Investments and Receivables (cont'd)


B. Classification by linkage terms and interest rates of deposits, non - current debts of customers and long - term loans from others:

         Consolidated:


                                                                              Average
                                                                    interest rates at
                                                                          December 31                          December 31
                                                                                           -------------------------------
                                                                                 2000              2000               1999
                                                                   ------------------      ------------      -------------
                                                                                    %                        NIS thousands
                                                                   ------------------      -------------------------------

         Linked to CPI                                                     Mainly 6.6          390,781            425,506
         Linked to foreign currency
          (mainly to the dollar)                                           Mainly 6.0          374,266            228,618
         Unlinked                                                          Mainly 9.0            1,031              7,762
                                                                                            ----------       -------------
                                                                                               766,078            661,886
                                                                                            ==========       =============

         Company:

                                                                                                               December 31
                                                                                           -------------------------------
                                                                                                   2000               1999
                                                                                           ------------      -------------
                                                                                                             NIS thousands
                                                                                           -------------------------------
         Linked to CPI                                                     Mainly 6.6          377,832            367,827

         Linked to the dollar                                              Mainly 6.0          139,756             12,637
                                                                                              ---------          ---------
                                                                                               517,588            380,464
                                                                                              =========          =========




Note 9 - Other Investments and Receivables (cont'd)

         C. Repayment schedule of deposits, non-current customers balances and long-term loans from others, in the consolidated balance sheet:


                                                                         Consolidated                              Company
                                                         ----------------------------       ------------------------------
                                                                          December 31                          December 31
                                                         ----------------------------       ------------------------------
                                                              2000               1999              2000               1999
                                                         ---------      -------------       -----------      -------------
                                                                        NIS thousands                        NIS thousands
                                                         ----------------------------       ------------------------------
         Amounts collectible in the:
         First year                                             -             34,527                 -                  -
         Second year                                       97,444            124,279            10,000              7,267
         Third year                                       594,152             60,628           499,350                  -
         Fourth year                                       28,697            395,634             8,238            365,000
         Fifth year                                        13,206             17,093                 -              8,197
         Thereafter and without a
          specific maturity date                           32,579             29,725                 -                  -
                                                         ---------      -------------       -----------      -------------
                                                          766,078            661,886           517,588            380,464
                                                         =========      =============       ===========      =============




               Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------

Note 10 - Fixed Assets

(Part 1)

         A.       Consolidated

                                                     Land       Buildings      Machinery,        Vehicles          Office
                                               (including                       equipment             and       furniture
                                                leasehold                             and       forklifts             and
                                                    land)                   installations                       equipment



                                               -----------   -------------  -------------     -----------     -----------
                                                                                                             NIS thousands
-----------------------------------------------------------------------------------------------------------------------------
         Cost as at
          31 December, 1999                      472,082       2,698,704       6,757,999         371,702         231,247

         Additions during the year                20,775         126,388         230,386          23,429          21,642

         Adjustments resulting from
          foreign currency translation
          differences*                            (4,551)        (38,667)        (54,242)         (2,750)         (4,466)

         Formerly consolidated                  (211,817)       (570,039)     (2,591,404)       (271,215)        (60,056)
          subsidiaries, net

         Other changes during the
          year, net                              (52,114)       (168,726)       (315,589)        (35,378)        (17,346)
                                               -----------   -------------  -------------     -----------     -----------
         Balance as at
          31 December, 2000                      224,375       2,047,660       4,027,150          85,788         171,021
                                               ===========   =============  =============     ===========     ===========



(Part 2)
                                                      Tools   Installations           Total
                                                        and           under
                                                instruments    construction
                                                               and payments
                                                               n account of
                                                                acquisition
                                                                  of assets
                                               ------------  ---------------  --------------
                                                                              NIS thousands
--------------------------------------------------------------------------------------------
         Cost as at
          31 December, 1999                         16,449         114,784      10,662,967

         Additions during the year                    (117)         90,347         512,850

         Adjustments resulting from
          foreign currency translation
          differences*                                   -          (1,197)       (105,873)

         Formerly consolidated                        (235)        (39,682)     (3,744,448)
          subsidiaries, net
         Other changes during the
          year, net                                      -            (207)       (589,360)
                                               ------------  ---------------  --------------
         Balance as at
          31 December, 2000                         16,097         164,045       6,736,136
                                               ============  ===============  ==============



* See Note 2B(3).


(Part 1)

Note 10 - Fixed Assets (cont'd)

         A.       Consolidated (cont'd)

                                                     Land       Buildings      Machinery,        Vehicles          Office
                                               (including                       equipment             and       furniture
                                                leasehold                             and       forklifts             and
                                                    land)                   installations                       equipment



                                               -----------   -------------  -------------     -----------     -----------
                                                                          NIS thousands
-----------------------------------------------------------------------------------------------------------------------------
         Accumulated depreciation as at
          December 31, 1999                          8,197      1,302,171       4,422,830         207,376         151,119

         Additions during the year                      82         57,458         185,098          14,363          16,847
         Adjustments resulting from
          foreign currency translation
          differences*                                 (20)        (8,911)        (34,473)           (888)         (2,490)
         Formerly consolidated
          subsidiaries, net                         (5,112)      (406,719)     (1,769,438)       (160,031)        (43,432)
         Other changes during the year, net         (2,129)      (113,374)       (319,352)        (16,500)        (15,460)
                                                  ---------    -----------    ------------      ----------       ---------
         Balance as at
          31 December, 2000                          1,018        830,625       2,484,665          44,320         106,584
                                                  ---------    -----------    ------------      ----------       ---------
         Net book value as at
          31 December, 2000                        223,357      1,217,035       1,542,485          41,468          64,437
                                                  =========    ===========    ============      ==========       =========
         Net book value as at
          31 December, 1999                        463,885      1,396,533       2,335,169         164,326          80,128
                                                  =========    ===========    ============      ==========       =========
         *   See Note 2B(3)



(Part 2)
                                                      Tools   Installations           Total
                                                        and           under
                                                instruments    construction
                                                               and payments
                                                               n account of
                                                                acquisition
                                                                  of assets
                                               ------------  ---------------  --------------
                                                             NIS thousands
--------------------------------------------------------------------------------------------
         Accumulated depreciation as at
          December 31, 1999                              -               -         6,091,693

         Additions during the year                       -               -           273,848
         Adjustments resulting from
          foreign currency translation
          differences*                                   -               -           (46,782)
         Formerly consolidated
          subsidiaries, net                              -               -        (2,384,732)
         Other changes during the year, net              -               -          (466,815)
                                               ------------  ---------------  --------------
         Balance as at
          31 December, 2000                              -               -         3,467,212
                                               ------------  ---------------  --------------
         Net book value as at
          31 December, 2000                         16,097         164,045         3,268,924
                                               ============  ===============  ==============
         Net book value as at
          31 December, 1999                         16,449         114,784         4,571,274
                                               ============  ===============  ==============
         *   See Note 2B(3)




                                 Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------


Note 10 - Fixed Assets (cont'd)

         A.       Consolidated (cont'd)

                  Supplementary data on consolidated fixed assets:

         (1) Some of the properties have not yet been registered in the Land Registry Office in the name of the subsidiaries, in some cases because of the absence of formal parcelisation of the area.

                  Leasehold rights are for a period of 49 years, ended in the year 2000 and thereafter. Certain leases provide an option for extension for another 49 years.

                  The cost of leasehold real estate as at 31 December, 2000, is NIS 788 million, of which NIS 453 million is under a capitalised lease.

         (2) After deduction of investment grants, net of depreciation, which have been received from the State of Israel by certain subsidiaries under the terms of the Law for the Encouragement of Capital Investments, 1959, amounting to NIS 121 million, adjusted, and NIS 130 million, adjusted, as at 31 December, 2000 and 1999, respectively (see also Note 16A).

         (3) Includes capitalised interest amounting to NIS 65,573 thousand, adjusted, and NIS 73,404 thousand, adjusted to 31 December, 2000 and 1999, respectively.

         (4)      As for amounts charged to cost of fixed assets, see Note
                  23B. and E.

         (5) Including fully depreciated assets amounting to NIS 1,367 million, adjusted to 31 December, 2000.

         (6)      See Note 22 regarding liens.


         B.       Company

         Composition of the assets and accumulated depreciation, according to major groups, and changes therein during the current year, are as follows:

                                              Balance at       Changes during the year
                                               beginning     ---------------------------    Balance at
                                                of year      Additions         Disposals    end of year
                                              -----------    ---------     -------------    -----------
                                                                           NIS thousands
                                                             ------------------------------------------
         Cost:

         Offices and land *                      33,624          323                 -        33,947
         Vehicles                                 1,396            -              (674)          722
         Office equipment                         5,363          438               (15)        5,786
                                             ----------     --------           --------     --------
                                                 40,383          761              (689)       40,455
                                             ----------     --------           --------     --------

         Accumulated depreciation:
         Offices                                    336          899                 -         1,235
         Vehicles                                   434          162              (294)          302
         Office equipment                         1,213          589               (11)        1,791
                                             ----------     --------           --------     --------
                                                  1,983        1,650              (305)        3,328
                                             ----------     --------           --------     --------

         Net book value:
         Land and offices                        33,288                                       32,712
         Vehicles                                   962                                          420
         Office equipment                         4,150                                        3,995
                                             ----------                                     --------
                                                 38,400                                       37,127
                                             ==========                                     ========

         (*) Represents the ownership of two stories in an office building in Tel Aviv and leasehold rights to land in Dimona, in an area of 27 dunams, not yet registered in the Company's name. These offices have not as yet been registered in the name of the Company at the Land Registry Office. The offices are on land leased under a capital lease for a period of 49 years ending in 2044.



Note 11 - Other Assets, Net of Amortization

                                                                         Consolidated                              Company
                                                                          December 31                          December 31
                                                             2000                1999              2000               1999
                                                         -----------    -------------          --------      -------------
                                                                        NIS thousands                        NIS thousands
                                                         ----------------------------          ---------------------------

         Intangible assets:

         Goodwill:
         Original amounts                                 755,359            443,135                 -                  -
         Accumulated amortization                         150,044             84,993                 -                  -
                                                      -----------         ----------           ----------       -----------
                                                          605,315            358,142                 -
                                                      -----------         ----------           ----------       -----------

         Licensing of products abroad:
         Original amounts                                 428,148            392,903                 -                  -
         Accumulated amortization                         216,157            189,502                 -                  -
                                                      -----------         ----------           ----------       -----------
                                                          211,991            203,401                 -                  -
                                                      -----------         ----------           ----------       -----------
         Know-how, software, patents and others:
         Original amounts                                  80,150             94,599                 -                  -
         Accumulated amortization                          37,048             30,892                 -                  -
                                                      -----------         ----------           ----------       -----------
                                                           43,102             63,707                 -                  -
                                                      -----------         ----------           ----------       -----------

         Deferred expenses:

         Debentures issuance costs:
         Original amount                                   24,025             41,854            16,228             25,004
         Accumulated amortization                          23,485             39,840            15,688             23,440
                                                      -----------         ----------           ----------       -----------
                                                              540              2,014               540              1,564
                                                      -----------         ----------           ----------       -----------
                                                          860,948            627,264               540              1,564
                                                      ===========         ==========           ==========       ===========



Note 12 - Credit from Banks and Others

         A.       Composition:

                                                                         Consolidated                              Company
                                                                          December 31                          December 31
                                                             2000               1999              2000                1999
                                                     ------------       -------------       ----------       -------------
                                                                        NIS thousands                        NIS thousands
                                                     --------------------------------       ------------------------------

         From banks                                     1,830,553          2,479,869           276,517            241,410
         From others                                       10,772                386             8,178                  -
                                                     ------------       ------------        ----------        ------------
                                                        1,841,325          2,480,255           284,695            241,410
                                                     ------------       ------------        ----------        ------------

         Current maturities of long-term
          loans and debentures
          (see Note 15)                                   854,191          1,078,759           659,853            736,106
                                                     ------------       ------------        ----------        ------------
                                                        2,695,516          3,559,014           944,548            977,516
                                                     ============       ============        ==========        ============


         B.       Classification by linkage terms and average interest rates:

                                                                              Average
                                                                     interest rates at                         Consolidated
                                                                           December 31                          December 31
                                                                                  2000            2000                 1999
                                                                     -----------------     -----------        -------------
                                                                                    %                         NIS thousands
                                                                     -----------------     -----------        -------------

         Linked to foreign currency (mainly to the dollar)                 5.0 - 12.8        1,310,976          1,737,078
         Linked to the CPI                                                          -                -             79,019
         Unlinked                                                          8.2 - 12.6          530,349            664,158
                                                                                           -----------         ------------
                                                                                             1,841,325          2,480,255
                                                                                           ===========         ============

                                                                              Average
                                                                     interest rates at                              Company
                                                                           December 31                          December 31
                                                                                  2000            2000                 1999
                                                                     -----------------     -----------        -------------
                                                                                     %                        NIS thousands
                                                                     -----------------     --------------------------------

                                                                                  6.9          101,606            240,961
         Linked to the dollar                                                     8.2          183,089                449
                                                                                           -----------         ------------
         Unlinked                                                                              284,695            241,410
                                                                                           ===========         ============


         C.       See Note 22 regarding liens to secure credit.

Note 13 - Trade Payables

                                                                                                              Consolidated
                                                                                                               December 31
                                                                                                   2000               1999
                                                                                           ------------      --------------
                                                                                                             NIS thousands
                                                                                           --------------------------------

         Including notes payable                                                                18,840             28,681
                                                                                           ============      ==============



Note 14 - Other Payables

                                                                         Consolidated                              Company
                                                                          December 31                          December 31
                                                             2000                1999             2000                1999
                                                      -----------       -------------       ----------       -------------
                                                                        NIS thousands                        NIS thousands
                                                      -------------------------------       ------------------------------

         Employees and withholdings
          remittable                                      172,844            194,633             6,284              5,834
         Provision for vacation pay and
          vacation expense allowance                      112,779            159,043               964              1,445
         Expenses to be paid                              219,350            238,756            26,281             27,267
         Government agencies
          (including taxes)                                89,182            202,188             4,911             38,142
         Provision for warranty and
          repairs                                          34,980             64,636                 -                  -
         Payables for purchase of
          investments                                       3,645            112,597                 -                  -
         Severance pay payable and
          current portion of early
          retirement pensions
          (see Note 17)                                   181,343            187,488               520                300
         Reserve for internal insurance                    15,797             30,122             9,164             14,150
         Interim dividend to Koor
          shareholders                                          -            165,172                 -                  -
         Deferred income                                   13,552             49,950               480                654
         Affiliated companies                                  18                 20                 -                  -
         Provision for loss for consolidated
          company (see Note 3H)                            53,765             33,837            23,637             24,709
         Others                                           180,280            295,470            23,000             21,709
                                                      -----------        -----------        ----------         ----------
                                                        1,077,535          1,733,912            95,241            134,210
                                                      ===========        ===========        ==========         ==========
         Includes interested parties                                                               808                830
                                                                                            ==========         ==========




Note 15 - Long Term Liabilities

         A.       Loans

                                                                         Consolidated                              Company
                                                                          December 31                          December 31
                                                              2000               1999              2000               1999
                                                     -------------      -------------     -------------      -------------
                                                     NIS thousands      NIS thousands     NIS thousands      NIS thousands
                                                     -------------      -------------     -------------      -------------

         1.       Loans from banks                      3,739,129          4,644,001         2,096,614          2,795,670
                  Less - current maturities               713,879            952,114           465,715            666,891
                                                     ------------       ------------      ------------       -------------
                                                        3,025,250          3,691,887         1,630,899          2,128,779
                                                     ------------       ------------      ------------       -------------
         2.       Loans from others:
                  Shareholders in
                   subsidiaries and in
                   proportionately
                   consolidated companies                  25,114             58,350                 -                  -
                  Investees                                     -                400           115,752             42,027
                  Receipts from time-sharing
                   units                                   34,724             35,302                 -                  -
                  Deferred income                          14,390                  -                 -                  -
                  Others and long-term
                   accrued expenses                       117,472             42,637                 -                  -
                                                     ------------       ------------      ------------       -------------
                                                          191,700            136,689           115,752             42,027
                  Less - current
                   maturities                               2,852              3,629            97,287             12,685
                                                     ------------       ------------      ------------       -------------
                                                          188,848            133,060            18,465             29,342
                                                     ------------       ------------      ------------       -------------
                  Total loans                           3,214,098          3,824,947         1,649,364          2,158,121
                                                     ============       ============      ============       =============

         3.    Classification by linkage terms and interest rates:

                  The consolidated balance sheet:

                                                                     Interest rate at
                                                                          December 31                          December 31
                                                                                 2000             2000                1999
                                                                     ----------------      -----------      --------------
                                                                                    %                        NIS thousands
                                                                     ----------------      -------------------------------

                  Foreign currency (mainly US dollar)                             6-9        3,239,208          3,937,683
                  Dollar exchange rate or CPI - the higher
                   of the two                                                    5.25          107,929            216,850
                  CPI                                                         Up to 5           18,031            297,170
                  CPI                                            Above 5 (mainly 6.2)          516,547            322,783
                  Unlinked                                                No interest           49,114              6,204
                                                                                           -----------        ------------
                                                                                             3,930,829          4,780,690

                  Less - current maturities                                                    716,731            955,743
                                                                                           -----------        ------------
                                                                                             3,214,098          3,824,947
                                                                                           ===========        ============





Note 15 - Long Term Liabilities (cont'd)

         A.       Loans (cont'd)

         The Company balance sheet:
                                                                     Interest rate at
                                                                          December 31                          December 31
                                                                                 2000             2000                1999
                                                                     ----------------      -----------      --------------
                                                                                    %                        NIS thousands
                                                                     ----------------      -------------------------------


         a.  From banks

             Dollar exchange rate or CPI - the higher of the two                 5.25          107,929            216,830
             CPI                                                           5.05 - 6.3          505,581            397,329
             US dollar                                                      6.23-7.65        1,483,104          2,181,511
                                                                                           -----------      --------------
                                                                                             2,096,614          2,795,670
             Less - current maturities                                                         465,715            666,891
                                                                                           -----------      --------------
                                                                                             1,630,899          2,128,779
                                                                                           ===========      ==============


                                                                     Interest rate at
                                                                          December 31                          December 31
                                                                                 2000             2000                1999
                                                                     ----------------      -----------      --------------
                                                                                    %                        NIS thousands
                                                                     ----------------      -------------------------------
         b   From investees:

             CPI                                                               4-4.75          115,752             41,227
             Unlinked -capital notes                                               -                 -                800
                                                                                           -----------      --------------
                                                                                               115,752             42,027
             Less - current maturities                                                          97,287             12,685
                                                                                           -----------      --------------
                                                                                                18,465             29,342
                                                                                           ===========      ==============




Note 15 - Long Term Liabilities (cont'd)

         B.       Debentures

                                                                         Consolidated                              Company
                                                                          December 31                          December 31
                                                              2000               1999              2000               1999
                                                     -------------     --------------     -------------      -------------
                                                     NIS thousands      NIS thousands     NIS thousands      NIS thousands
                                                     -------------     --------------     -------------      -------------

         1.  Debentures                                    65,287             96,536                 -                  -
             Less - current maturities                     31,338             31,308                 -                  -
                                                     -------------     --------------     -------------      -------------
                                                           33,949             65,228                 -                  -
                                                     =============     ==============     =============      =============
         2.  Debentures convertible into
              Shares Issued by Koor:
             Series E                                           -             20,329                 -             20,329
             Series F                                     108,703            144,803           108,703            144,803
                                                     -------------     --------------     -------------      -------------
                                                          108,703            165,132           108,703            165,132

         Debentures convertible into shares
           of investee companies:
           Issued by Koor                                  60,615             62,295            60,615             62,295
           Issued by subsidiaries and
           Proportionately consolidated
           companies                                        9,271             44,440                 -                  -
                                                     -------------     --------------     -------------      -------------
         Total debentures convertible
          into shares                                     178,589            271,867           169,318            227,427
         Less - current maturities                        106,122             91,708            96,851             56,530
                                                     -------------     --------------     -------------      -------------
                                                           72,467            180,159            72,467            170,897
                                                     =============     ==============     =============      =============

         3.       Debentures convertible into shares in Koor:

         (a) NIS 11,340 thousand par value of debentures (Series E) are linked to the CPI of December 1992 and bear interest at an annual rate of 1.75%. The debentures were redeemed on 31 January, 2000.

         (b) NIS 70,305 thousand par value of debentures (Series F), traded on the Tel-Aviv Stock Exchange, are linked to the CPI of April 1994 and bear interest at an annual rate of 2.75%. The debentures are redeemable, if not previously converted into shares, in the years 2000-2003. The debentures are convertible into registered ordinary shares of Koor of a par value of NIS 0.001 at the conversion rate of NIS 330 par value of debentures for 1 ordinary share.

                  In the current period debentures of a par value of NIS 23,435 thousand (Series F) were converted into shares. As at December 31, 2000 it is not probable that the debentures will be converted.

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


Note 15 - Long Term Liabilities (cont'd)

         B.       Debentures (cont'd.)

         (d) According to the prospectuses of the issue of Koor's convertible debentures, Koor will refrain from any distribution of dividends out of capital reserves, or from profits deriving from capital reserves, either of the Company or of the subsidiaries.

         4. The debentures are classified by linkage basis and interest rate as follows:

         (1) Convertible debentures issued by the company, subsidiaries and proportionately consolidated companies:


                                              Interest rate as at                                            Consolidated
                                                      December 31                                             December 31
                                                             2000                                  2000              1999
                                              -------------------       ------------      -------------     -------------
                                                                %           Maturity      NIS thousands     NIS thousands
                                              -------------------       ------------      -------------     -------------
                      Linked to CPI (a)                       3.0          2000-2001             9,271            44,440
                      Linked US dollar (b)                    2.5               2001            60,615            62,295
                                                                                          -------------     -------------
                                                                                                69,886           106,735
                                                                                          =============     =============


                  (a) NIS 9,271 thousand debentures were issued by United Steel Mills Ltd., see also Note 3H.
                  (b) Debentures convertible in to ECI shares held by Koor at a minimum realization price of $50 per share.

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





               Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 15 - Long Term Liabilities (cont'd)

         C. Liabilities (net of current maturities) that will mature in the following years subsequent to balance sheet date, are as follows:


         1.  Consolidated
                                                         Loans from banks               Loans from others
                                                              December 31                     December 31
                                                     --------------------      ------------------------------
                                                     2000            1999            2000            1999
                                              -----------    ------------     -----------      --------------
                                                                                               NIS thousands
                                              ---------------------------------------------------------------
             Second year                         212,922         811,495          98,355          15,124
             Third year                        1,987,114         298,189          13,436          13,969
             Fourth year                         536,408       1,853,130          10,107           9,008
             Fifth year                          132,030         393,569          11,819          10,097
             Sixth year                           50,825         172,242           4,415          17,733
             Subsequent years                    105,951         163,262          50,716          67,129
                                              -----------    ------------     -----------      ----------
                                               3,025,250       3,691,887         188,848         133,060
                                              ===========    ============     ===========      ==========


         1.  Consolidated (Continued)

                                                             Debentures                           Total
                                                            December 31                     December 31
                                              -------------------------     ---------------------------
                                                   2000            1999            2000            1999
                                              ----------    -----------     -----------    ------------

                                              ---------------------------------------------------------
             Second year                        70,242         139,065         381,519         965,684
             Third year                         36,174          70,121       2,036,724         382,279
             Fourth year                             -          36,201         546,515       1,898,339
             Fifth year                              -               -         143,849         403,666
             Sixth year                              -               -          55,240         189,975
             Subsequent years                        -               -         156,667         230,391
                                              ----------    -----------     -----------    ------------
                                               106,416         245,387       3,320,514       4,070,334
                                              ==========    ===========     ===========    ============


         2.  The Company
                                                         Loans from banks            Loans from investees
                                                              December 31                     December 31
                                              ---------------------------     ---------------------------
                                                     2000            1999            2000            1999
                                              -----------    ------------     -----------      ----------
                                                                                            NIS thousands
                                              ------------------------------------------------------------

             Second year                               -         477,595          18,465          12,685
             Third year                        1,622,761               -               -          15,857
             Fourth year                               -       1,651,184               -               -
             Fifth year                                -               -               -               -
             Sixth year                            8,138               -               -               -
             Subsequent years                          -               -               -             800
                                              -----------    ------------     -----------      ----------
                                               1,630,899       2,128,779          18,465          29,342
                                              ===========    ============     ===========      ==========


                                                 Convertible debentures                           Total
                                                            December 31                     December 31
                                              -------------------------     ----------------------------
                                                   2000            1999           2000            1999
                                              -----------    ----------     ----------     -------------

                                              ----------------------------------------------------------

             Second year                        36,236          98,495          54,701         588,775
             Third year                         36,231          36,201       1,658,992          52,058
             Fourth year                             -          36,201               -       1,687,385
             Fifth year                              -               -               -               -
             Sixth year                              -               -           8,138               -
             Subsequent years                        -               -               -             800
                                              -----------    ----------     ----------     -------------
                                                72,467         170,897       1,721,831       2,329,018
                                              ===========    ==========     ==========     =============



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

                  For fixed assets serving the approved enterprise, investees are entitled to an accelerated amortization deduction over five years.

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

                  Benefits are conditional upon the fulfillment of terms set out in law or in deeds of approval. Non-fulfillment of terms could cause cancellation of the benefit, in whole or in part, and the return of benefit sums, plus interest and linkage differentials. The investees met all terms set out as above as at the dates of the financial reports.

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

         D.       Tax rates applicable to income from other sources:

                  Income not eligible to "approved enterprise" benefits, mentioned in item A. above, is liable to tax at the regular rate of 36%.

         E. Losses for tax purposes carried forward to future years and tax assessments:

         1. The consolidated balance of net operating and capital tax loss carryforwards at 31 December, 2000, amounted to approximately NIS 921 million, out of which NIS 509 million relates to Koor.

                  In 1999 the utilization of capital losses and part of the business losses carried forward for the Company's tax purposes became feasible and in 1999 Koor accordingly recorded a tax asset of NIS 129 million against the tax income.

                  Under the Inflationary Adjustments Law, carryforward tax losses are linked to the CPI.

         2. Final tax assessments have been received by the Company and by some of the subsidiaries through the 1999 tax year. Some of the Group companies have received final assessments through the 1993 tax year.

                  The Company has received final assessments until 1998 tax year.

         F.       Deferred taxes:

         1. Deferred taxes are presented in the consolidated balance sheet as follows:


                                                                                                   December 31
                                                                                       2000               1999
                                                                                 ------------    -------------
                                                                                                 NIS thousands
                                                                                 -----------------------------

                  Within current assets in respect of:
                  Provision for vacation pay and severance benefits                (78,239)           (73,843)
                  Operating loss and capital loss carryforwards (1)                (16,552)          (151,056)
                  Inventory, net of customer advances                                4,255             (9,428)
                  Timing differences in respect of recognition of
                   income and expenses                                             (20,190)           (37,165)
                                                                                 ------------    -------------

                  Total in current assets                                         (110,726)          (271,492)
                                                                                 ------------    -------------
                  Within long-term liabilities in respect of:
                  Depreciation                                                     311,532            391,212
                  Operating loss carryforwards                                    (422,254)          (450,066)
                  Capital loss carryforwards                                       (12,351)           (37,500)
                  Liability in respect of employee severance benefits              (83,184)           (90,459)
                  Other                                                             (5,399)            17,339
                                                                                 ------------    -------------
                                                                                  (211,656)          (169,474)
                  Balance not expected to be realized (2)                          331,703            406,369
                                                                                 ------------    -------------
                  Total in long-term liabilities (deferred tax receivable, net)    120,047            236,895
                                                                                 ------------    -------------
                  Net amount of deferred tax                                         9,321            (34,597)
                                                                                 ============    =============
                  (1)      Including in respect of the Company                           -            129,000
                                                                                 ============    =============

                  (2) The Company and certain subsidiaries have deferred tax assets, that are not expected to be realized, because of accumulated tax loss carryforwards and other timing differences. Company Management believes that it is not likely that these balances will be realized and, accordingly, no deferred taxes were created in respect thereof.


         2.       Balances and movement of deferred taxes in the consolidated balance sheet:

                               Depreciable    Inventories     Provisions    Losses and     Timing             Total
                               fixed          net of          for           deductions     differences
                               assets         customer        employee      carried        in respect of
                                              advances        rights        forward        recognition
                                                                                           of income
                                                                                           and
                                                                                           expenses
                               ----------    -----------    -----------    -----------    -------------    ----------
                                                                      NIS thousands
                               --------------------------------------------------------------------------------------

         Balance as at
          January 1, 1999         386,810       (9,030)       (175,269)       (96,648)       (46,350)        59,513
         Translation
          differences in
          Subsidiaries             (2,464)         200           1,057            327            413           (467)
         Amounts charged
          to statement of
           operations (1)          30,287      (15,783)          3,478        (98,365)       (75,300)      (155,683)
         Other changes, net*      (23,421)      15,185           6,432        (29,172)        93,016         62,040
                               ----------    -----------    -----------    -----------    -------------    ----------
         Balance as at
          31 December,
          1999                    391,212       (9,428)       (164,302)      (223,858)       (28,221)       (34,597)
         Translation
          differences
          in subsidiaries          (4,826)         303           1,694            635            138         (2,056)
         Amounts charged
          to statement of
          operations               33,005       (2,462)         (4,920)        99,203          2,465        127,291
         Other changes, net *    (107,859)      15,842           6,105          4,566             29        (81,317)
                               ----------    -----------    -----------    -----------    -------------    ----------
         Balance as at
          31 December,
          2000                    311,532        4,255        (161,423)      (119,454)       (25,589)         9,321
                               ==========    ===========    ===========    ===========    =============    ==========


         (1) Including taxes
              for previous
              years

         * Mainly companies whose consolidation was terminated, net.

       Deferred taxes were computed at tax rates of 25% - 36% (mainly 28%).


Note 16 - Taxes on Income (cont'd)

         G. Taxes on income included in consolidated statements of operations:

         1.       Composition:

                                                                                  Year ended December 31
                                                                2000              1999              1998
                                                          ----------        ----------        ----------
                                                                          NIS thousands
                                                          -----------------------------------------------

                  Earnings before income tax:
                  In Israel                                  718,252           520,833            167,722
                  Abroad                                     117,166            65,976            221,943
                                                          ----------        ----------        ----------
                                                             835,418           586,809            389,665
                                                          ==========        ==========        ==========
                  For the current year:

                  Current taxes:
                  In Israel                                  151,960           284,821            287,246
                  Abroad                                       3,321            19,696             62,357

                  Deferred taxes:
                  In Israel                                  119,653          (135,472)          (110,635)
                  Abroad                                       7,638            14,371             (5,807)
                                                          ----------        ----------        ----------
                                                             282,572           183,416            233,161
                                                          ==========        ==========        ==========
                  In respect of previous years:
                  In Israel                                    1,551         * (15,356)             2,353
                  Abroad                                      (2,247)           (6,173)            (1,529)
                                                          ----------        ----------        ----------
                                                             281,876           161,887            233,985
                                                          ==========        ==========        ==========


                  * Including deferred taxes in the amount of NIS 34,582 thousand.


Note 16 - Taxes on Income (cont'd)

         G. Taxes on income included in the consolidated statements of operations (cont'd):

         2. Below is a reconciliation between the theoretical tax expense, if all the income of Koor and the subsidiaries were taxed at the regular rate of 36%, and the actual tax expense as reported in the statement of operations:


                                                                                  Year ended December 31
                                                                2000              1999              1998
                                                          ----------        ----------        ----------
                                                                          NIS thousands
                                                          -----------------------------------------------

         Earnings before taxes on income, as
           reported in the statement of operations           835,418           586,809            389,665
                                                          ==========        ==========        ==========
         Statutory tax rate                                      36%               36%                36%
                                                          ==========        ==========        ==========
         Theoretical tax expenses in respect of
           these earnings                                    300,750           211,251            140,279
         Increase (decrease) in taxes resulting from
           the following factors - the tax effect:
         Tax benefits under various
           encouragement laws                                (40,290)          (46,523)           (72,272)
         Non-deductible expenses for tax
           purposes (including depreciation)                  30,612            38,509             29,159
         Losses for which deferred taxes
           were not recorded                                 118,853            29,303             36,900
         Capital gains from sale of investments
           and assets, net                                   (97,610)          (27,104)            (7,002)
         Provisions for anticipated
           losses from the sale of assets, net               (20,554)           64,032             68,157
         Tax loss carryforwards from prior years
           for which deferred taxes were not
           created and which were utilized during
           the current year                                   (8,637)         (102,980)           (16,212)
         Inflationary erosion of tax advances                      3               (50)             5,499
         Effect of the Inflationary Adjustments Law
          in respect of companies
           whose functional currency is the
           U.S. dollar                                          (719)            7,302             65,890
         Taxes in respect of prior years                        (696)          (21,529)               824
         Effect of foreign subsidiaries                         (883)           10,316            (23,349)
         Others                                                1,047              (640)             6,112
                                                          ----------        ----------        -----------
         Total taxes on income                               281,876           161,887            233,985
                                                          ==========        ==========        ==========
         Effective tax rate                                    33.74%           27.60%             60.00%
                                                          ==========        ==========        ==========



Note 17 - Liabilities for Employee Severance Benefits, Net

         A.       Pension, severance pay and retirement grants:

         Under current labor laws and existing labor agreements, the companies in the Group are required to make severance payments, to employees who are dismissed or who retire. In respect of these liabilities, regular deposits are made by Group companies with pension and severance pay funds. The balance sheet amount represents the unfounded balance of the liabilities. Where the funds deposited are not under the control and management of the Group companies, the funded amounts are not reflected in the balance sheets. These deposits and the amount stated in the balance sheet fully cover the Company's liability for employee severance benefits.

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


         B.       Early retirement pension:

         Under agreements with certain employees who retired from service, Koor Group companies have undertaken to make pension payments until they reach retirement age. The entire liability for such pensions is included in the accounts on the basis of the present value of future pension payments, computed at a monthly discount rate of 0.3% (3.6% per year).

         C.       Compensation for unutilized sick leave:

         A provision for this liability, according to agreements, is included in the accounts in respect of those employees who have reached the age of 55, due to the uncertainty as to whether employees who have not reached that age will be entitled to such compensation (as a result of utilization of sick leave or early retirement). The provision is computed on the basis of the latest salary for 8 working days in respect of each year during which the sick leave was not utilized.


         D. Liabilities for severance benefits, which are presented in the balance sheet, and the amount funded in severance pay funds, are as follows:

                                                                         Consolidated                              Company
                                                                          December 31                          December 31
                                                             2000               1999              2000               1999
                                                        ----------      -------------        ---------       -------------
                                                                        NIS thousands                        NIS thousands
                                                        -----------------------------        -----------------------------
         Severance pay and retirement
          Grants                                          386,856            518,168             4,453              7,051
         Amount accrued for early
          retirement                                      253,174            144,367             1,031              1,611
         Amount accrued in respect of
          unutilized sick leave                             7,653             24,329                 -                  -
                                                        ----------      -------------        ---------       -------------
                                                          647,683            686,864             5,484              8,662
         Less - amount funded *                           358,728            381,973             2,178              2,148
                                                        ----------      -------------        ---------       -------------
                                                          288,955            304,891             3,306              6,514
                                                        ==========      =============        =========       =============

         * The amounts funded can be withdrawn, subject to the fulfillment of the provisions of the Severance Pay Law.



Note 18 - Contingent Liabilities and Commitments

         A.       Contingent liabilities

         1.       Commissioner of Restrictive Trade Practices:

         a) During October 1997, proximate to the date of the publication of a newspaper article containing details about alleged violations of the Law for Restrictive Trade Practices, 1988 (hereinafter - the "Law") regarding price coordination and lack of competition between TTL and Telrad, the Commissioner of Restrictive Trade Practices (hereinafter - the "Commissioner") conducted an examination at the offices of TTL, Telrad and the Company, during which certain documents were confiscated, certain employees were questioned and additional information was submitted as requested.

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

                  According to a press release by the Commissioner, the investigators of the Investigations Department of the Authority recommend submitting a bill of indictment against some of the examinees regarding some of the suspicions investigated, and that the Legal Department of the Authority is to decide if offenses were in fact committed and if there is a sufficient evidential basis for trial. As at balance sheet date, nothing was mentioned regarding details about the findings of the Legal Department of the Authority.

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

         b) Pursuant to the directives of the Commissioner, in the conditions of the permit to merge Claridge Group with the Company and the amendments thereto, various restrictions were imposed on the Claridge Group, on Koor and on companies in its Group. With the completion of the sale of Koor's holding in Mashav Enterprise and Development Ltd. the restrictions imposed were cancelled. (See Note
                  3D).


Note 18 - Contingent Liabilities and Commitments

         A.       Contingent liabilities (cont'd)

         2. Within the framework of the merger agreement as aforesaid in Note 3(A)1 Tadiran undertook to indemnify ECI for any damage it incurred as a result of the matters listed below:
         (a) Taxes imposed on TTL and its consolidated companies over and above the provisions included in the financial statement.
         (b) Breach of the obligations of Tadiran and TTL in the merger agreement concerning agreement with related parties.
         (c) Any subject connected with the matters being investigated by the Commissioner (see item 1 above). The indemnity items will cover losses in excess of the deductible of between $ 1.5 million to $ 10 million (contingent upon each section separately) and/or are restricted to 81.67% of the loss incurred.

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


         3.       Environmental issues

                  The activities of M.A. Industries Ltd. are exposed to the risk of causing damage to the environment, since the Group manufactures, stores and sells chemicals. M.A. Industries invests significant amounts in order to comply with the provisions of the laws and of the environmental regulations, and in the opinion of management it does in fact comply therewith. M.A. Industries' insurance policies provide coverage in the event of a sudden unexpected crisis of environmental pollution in Israel and worldwide, subject to relevant terms of the policy. As at balance sheet date, M.A. Industries does not have insurance coverage for continuous environmental pollution. It should be noted that risks of damage to the environment are not insurable.

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


Note 18 - Contingent Liabilities and Commitments

         A.       Contingent liabilities (cont'd)

         4.       Claims against Telrad:

         a). In October 1994, a claim was filed by the Union Engineers against Telrad, for an unspecified amount. The claim pertains to the recognition and applicability of the salary tables included in the general collective bargaining agreements, which were signed in 1994 and 1995 between the Engineers Union and the employers in the public service sector, to Telrad engineers.
                  On January 31, 1996, a ruling was handed down by the Tel-Aviv District Labor Court completely rejecting the claims of the Engineers Union. The Engineers Union has appealed against the judgment, which stated that the Koor agreement is a collective agreement governing the relations between the Company, the Union and the employees of the Company. The appeal was heard in the National Labor Court, and a decision thereon has not yet been handed down.

                  In April 1996, a parallel claim was filed, by the Lod Workers' Council and the Workers Committee concerning the application of salary tables of the public service sector to employees of Telrad.

         b). In 2000 a claim was filed against Telrad by company employees who are members of the company's workers' committee. They are suing for accounts so that the plaintiffs can examine the calculation of the distribution of earnings to employees. They are also suing for a declaratory judgment which will determine that Telrad is obliged to draw up new accounts for the distribution of earnings. In addition an application was filed to recognize the plaintiffs as representatives of all Telrad's workers and employees. The court rejected the application for a representative claim. A statement of defense has been filed.

         5.       Claims filed against Tadiran and its subsidiaries:

         a) Employees of a plant of Tadiran, which had been closed during 1990, filed actions against the company, alleging that they sustained injuries and certain related illnesses had been caused by exposure to certain substances during their employment.
                  Tadiran has insurance policies, which, relying on legal opinion, cover possible damages as a result of these claims, and, consequently, no provisions have been made in respect of those claims. Tadiran recorded provisions in respect of possible damages which had been covered by an insurance company currently in the process of liquidation.

         b) In October 1999, Bezeq, The Israel Telecommunication Corp. Ltd. (hereinafter - "Bezeq") lodged a claim against Tadiran Ltd. whose main cause is various losses incurred by Bezeq due to delays in the performance of works which were ordered under development and application contracts originally signed between Bezeq and TTL in the amount of some $6.7 million.

                  Alternatively, Bezeq is suing for the balance of arrearage penalties to which it alleges it is entitled pursuant to those contracts, and which were not paid in full, in the amount of some $1.7 million.

                  In an arbitration judgment handed down on February 17, 2000 all Bezeq's arguments regarding the company's liability for the Principal Claim were dismissed. The arbitration judgment determines that pursuant to the engagement contracts between the parties Bezeq is entitled to compensation within the framework of arrearage penalties only. The parties are in intensive negotiations to reach a settlement. In the opinion of Management of Tadiran, based on the opinions of its legal counsel, the company will not bear additional substantial expenses over and above the allocations contained in the financial statements.


Note 18 - Contingent Liabilities and Commitments (cont'd)

         A.       Contingent liabilities (cont'd)

         6. Claims filed against M-A Industries and its foreign subsidiaries (cont'd)

         a) A claim was filed against M-A Industries, a subsidiary in Brazil, alleging that the subsidiary has copied a certain process, which is a protected trade secret that is owned by the claimant. Accordingly, the subsidiary is being sued to indemnify the claimant in respect of unfair competition, in the amount of $ 12 million (based on a calculation involving the amount of materials used). In addition, the claimant has requested that a fine of 100 thousand Brazilian Reals per day be levied against the subsidiary in respect of the unlawful exploitation of trade secrets. Based on the opinion of its legal counsel, the subsidiary's management estimates that the claim has no validity and, therefore, no provision has been included in the financial statements in respect thereto.

         b) A claim was filed against M-A Industries subsidiary in Brazil and others, in the aggregate amount of $ 15 million, by a group that acquired the rights to two banks that had declared bankruptcy. The subsidiary is requested to repay a loan of $ 1 million, out of the aforementioned amount, which the claimants maintain had been granted directly to the subsidiary. With respect to the balance of the claim, the subsidiary has been sued as the guarantor of debts of agricultural cooperatives, which were its former shareholders.

                  Based on the opinion of its legal counsel, the subsidiary's management estimates that there is a reasonable likelihood that its defense against the claim will be accepted and, therefore, no provision has been included in the financial statements in respect thereto.

         c) Claims and other monetary demands have been filed against M-A Industries investee in Brazil, in the aggregate amount of $ 15 million. Based, inter alia, on the opinion of its legal counsel, the investee's management estimates that the provisions recorded in its financial statements are adequate to cover any possible damage, which may result in respect of these claims.

         d) Pursuant to the amendment of the Employment of Workers by Human Resources Contractors Law 1996, passed in July 2000, human resources employees are entitled to identical work conditions to those that workers employed directly by employers as of 2001.

                  Management of the M-A Industries estimates that the amendment to this law shall not have any significant influence on the results of its activities in the coming years.

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

Note 18 - Contingent Liabilities and Commitments (cont'd)

         A.       Contingent liabilities (cont'd)

         9. The business activities of the Koor Group are characterized primarily by advanced technologies. The accelerated rate of technological developments and innovations in the Group's segments of operations, require the investment of substantial financial resources in research and development, in order to assure the Group's standing in its respective segments of operations and facing the constant competition of both Israeli and worldwide entities. Consequently, the Group may be exposed to the loss of its position in certain segments, as well as to substantial research and development costs, which, in turn, may have an adverse effect on the Group's operating results.

         10. Tadiran Com. was sold to the buying company in a transaction of representations. According to the terms of the transaction, if it transpires that the condition of Tadiran Com. is materially different from the representation made, the buyer shall be entitled to compensation therefore from Tadiran.
                  Koor is a guarantor to the commitments of Tadiran in the transaction up to the total amount of the consideration is received. This guarantee will be in effect if the shareholders' equity of Tadiran falls to below $250 million.

         11. In 1998, the American company Qualcomm Inc.("Qualcomm") filed a claim against Elisra in response to the claim filed by Elisra for a transaction that was cancelled by Qualcomm in August 1996.
                  The claim filed by Elisra was for the sum of $ 25 million and the cross claim was for the sum of $ 79 million, plus punitive damages. The claims were filed during arbitration proceedings in the USA. According to a legal opinion, Elisra has a well founded cause of action against Qualcomm, and good defense claims against the cross claim, therefore, the chance of the claim being rejected is good. No provisions were recorded in the financial statements for the claim.


Note 18 - Contingent Liabilities and Commitments (cont'd)

         B.       Commitments

         1. Certain subsidiaries have research and development contracts with the Government of Israel. Under these contracts, the subsidiaries are required to pay royalties to the Government of Israel if the subsidiaries generate income from such research (2% - 5% of proceeds of sales resulting from the research and development) in amounts not exceeding 100% - 150% of the linked amounts of the grants received by the subsidiaries as participation in the research and development projects.
                  Royalty paid to the Government of Israel in respect of the aforementioned research and development contracts, are as follows:

                  Year ended                                  NIS thousand
                  ----------                                  ------------

                  31 December, 1998                                75,732
                  31 December, 1999                                35,957
                  31 December, 2000                                36,219

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

         2. Certain subsidiaries are required to pay royalties at the rate of 3% per year in respect of the increase in export sales, not to exceed the amount financed by the Fund for the Encouragement of Marketing Abroad. Such amounts are linked to the exchange rate of the U.S. dollar

         3. Commitments for the purchase of fixed assets are as follows: 31 December, 2000 - NIS 29 million adjusted; 31 December, 1999 - NIS 60 million adjusted.

         4. Koor has guaranteed, until the year 2004, the compliance of Elad Hotels Ltd. with the terms of the agreement regarding management of two hotels by a subsidiary. A subsidiary pays usage fees for hotel services, as defined in the agreement.

         5. Certain companies in the Group lease and rent industrial and office premises under long-term contracts. The lease contracts are non cancelable and in most cases include, renewal options. Those expenses of these companies was NIS 32 million in 2000, NIS 45 million in 1999 and NIS 43 million in 1998.

                  Future minimum payments under the non-cancelable operating leases and rent payment, for the years subsequent to balance sheet date, are as follows:

                                                                December 31
                                                                2000
                                                                ---------------
                                                                (NIS thousands)
                                                                ---------------

                  First year                                       29,861
                  Second year                                      26,417
                  Third year                                       24,855
                  Fourth year                                      19,443
                  Fifth year and thereafter                        35,883
                                                                -----------
                                                                  136,459
                                                                ===========




Note 18 - Contingent Liabilities and Commitments (cont'd)

         B.       Commitments

         6. Below are data on Koor's investment, through the Koor Venture Capital partnership, in venture capital funds and in start-up companies, and the commitments of Koor Venture Capital for additional investment, as at the date of publication of the financial statements:

                                                               $ millions
                                                               ----------

                Actual investment as at 31 December 2000               86
                                                           ===============

                Commitment to invest, over and above
                 the sum actually invested                             72
                                                           ===============

                In addition, transferred to the partnership Tadiran Ltd. in Tadiran Scopus Ltd.


Note 19 - Convertible Securities of Investee Companies

         Option warrants to employees:

         Certain investors issued options to their employees until 2000 inclusive. Employee entitlement to such options is being determined over a number of years from their date of issue, subject to continued employment. The exercise term of the options varies according to the terms of the different plans.

         The exercise price was, in most cases, identical to the market price of the shares of subsidiary companies on the issuance date of the option warrants.


Note 20 - Share Capital, Stock Options and Warrants

         A.       Share capital is composed as follows:

                                                                    31 December, 2000                    31 December, 1999
                                                       ------------------------------     --------------------------------
                                                        Authorized         Issued and        Authorized         Issued and
                                                                          outstanding                          outstanding
                                                       -----------      -------------     -------------      -------------
         Number of shares:

         Ordinary shares of a par value
          of NIS 0.001 (1) (3)  (4)                    84,557,334         16,525,984        84,557,334         16,525,984
                                                      ===========        ===========       ===========        ============
         Deferred shares of a
          par value of NIS 0.001
          (2) (3) (4)                                  15,167,666         14,484,971        15,167,666         14,461,481
                                                      ===========        ===========       ===========        ============
         Amount in NIS:

         Ordinary shares of a par value
          of NIS 0.001                                     84,557             16,526            84,557             16,526
                                                      ===========        ===========       ===========        ============
         Deferred shares of a par value
          of NIS 0.001                                     15,168             14,485            15,168             14,461
                                                      ===========        ===========       ===========        ============


Note 20 - Share Capital, Stock Options and Warrants (cont'd)


         A.       Share capital is composed as follows (cont'd):

         (1) These shares are traded on the Tel-Aviv Stock Exchange. As at 31 December, 2000, the market price was NIS 255.50 per share. Traded on the New York Stock Exchange (NYSE). Each ADS represents 0.2 of Koor's ordinary Shares of NIS
                  0.001 par value. The market price in New York of the ADS as at 31 December, 2000 was $13.
         (2) Holders of the deferred shares are only entitled to receive the nominal paid-up value of the deferred shares in the event of a winding up of Koor, subject to prior payment of the nominal paid-up value of the ordinary shares to the holders of ordinary shares. The holders of the Deferred Shares do not have any voting rights, and they are not entitled to participate in the distribution of dividends of any kind.
         (3) The classification of the authorized and outstanding ordinary shares, and the authorized and outstanding deferred shares changes as a result of any deferral of ordinary shares occurring at the time of the exercise of stock options issued by the Company to the Israeli banks (see (B) below).
         (4) As at balance sheet date 170,436 ordinary shares and 12,927,374 deferred shares are held by subsidiaries and, accordingly, an amount of adjusted NIS 257,125 thousand was deducted from shareholders' equity.
                  As for the rights and legal status of the additional 624,577 ordinary shares held by a subsidiary, Koor Trusts 1995 Ltd., see B below. The shares held by Koor Trusts will only be used in future for an issuance to company employees, subject to receipt of the requisite approvals. If these shares are not issued to the employees by June 2001 the company will reduce its capital. Until June 2001 Koor Trusts will not have the right to participate or vote in general meetings of the company's shareholders, nor will it have the right to receive a dividend for these shares.

         B.       Self purchase of Company shares

                  On April 7, 2000, the Koor Board of Directors resolved to approve an overall framework of $ 50 million for purposes of self purchases of Koor ordinary shares. According to the resolution, purchases would be carried out within this framework from time to time during the course of trade on the stock exchange, under the supervision of the Company's Executive Committee and in accordance with its instructions. Within this framework, which has been fully utilized, 538,592 ordinary shares were purchased (about 3.4% of the ordinary share capital) at a cost of NIS 203 million. This amount is deducted from the Company's capital.

                  On May 12, 2000, in return for NIS 1.9 million, Koor issued Put options outside the stock exchange, which granted grants the purchaser of the option the right to sell to Koor on August 14, 2000, 115,000 ordinary Koor shares at an exercise price of $ 92.949 per ordinary share. On August 14, 2000, the above option expired.

         C.       Stock options:

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

                  In 2000 and 1999, the Israeli banks exercised options for the purchase of 23,490 and 69,844 ordinary shares respectively.

                  As of 31 December, 2000 - 46,985 options were outstanding.


Note 20 Share Capital, Stock Options and Warrants (cont'd)


         D.       Stock options to key employees:

         1.       The 1997 Plan:

                  On May 27, 1997, 134,547 options were issued (exercise price - $ 90.989) and on November 6, 1997, an issuance of an additional 54,421 options was completed (exercise price - $ 98.747).

                  See item 4 as to details of stock options that have not been exercised and of exercise in the current year.

         2. On August 28, 1997, Columbus Capital Corporation ("Columbus"), a member of the Claridge Group, undertook to grant put options to those senior employees of Koor, including Koor's President and Chief Executive Officer who retired in 1998, who are eligible for options to purchase Koor ordinary Shares by virtue of the 1997 Plan. These put options are exercisable within 90 days from the first date upon which the employees are eligible to exercise the options under the above Plans. The put options confer to the employees the right to sell to Columbus the outstanding shares granted to them and the profits inherent in the exercise of the options. Columbus will purchase these shares from the employees, if they should desire, at a price identical to that paid by the Claridge Group for the purchase of Koor's shares held by the Shamrock group - $ 121.25 per Common Share of NIS 0.001.

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

         3.       The 1998 Plan:

                  On August 30, 1998, an Extraordinary General Shareholders Meeting approved a private placement, at no cost, of up to 400,000 stock options to employees of the Company. Each option may be exercised into one ordinary share of a par value of NIS 0.001 each (hereinafter - "the Plan").

                  The Plan authorizes the allotment of up to 313,596 stock options, under specified terms, to 5 senior employees of Koor, including 105,263 option warrants to Koor's Chief Executive Officer who is also Vice Chairman of the Board of Directors.

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


Note 20 Share Capital, Stock Options and Warrants (cont'd)

         D.       Stock options to key employees: (cont'd)

         3.       The 1998 Plan: (cont'd)

                  Under the terms of the Plan, each option may be theoretically exercised to purchase one ordinary share (subject to adjustments). In practice, however, the optionees will not be issued the total number of shares to which they are entitled upon exercising such options, but only the number of shares reflecting the monetary benefit component of the option as at the exercise date. The exercise price of the issued options set for the purpose of calculating the benefit component when exercising the option (excluding those issued to the trustee that do not as yet have an exercise price) is $114.7 per share in respect of each option, payable in NIS, (excluding options issued to the Chief Executive Officer). The exercise price of the options issued to the Chief Executive Officer equals the NIS equivalent of $118.3 per share in respect of each option, subject to adjustment of exercise price for dividend distribution.

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

         4. On March 22, 2000, the Koor Board of Directors decided to amend the employee stock options plans (excluding interested parties) from 1997 and 1998. It was decided that, as regards the 1998 Plan, the exercise price would be adapted due to the dividend distribution to all the options, even if the date of entitlement to their exercise falls prior to the entitlement to a dividend.
                  In addition, it was decided that, as regards the options from the 1997 and 1998 Plans, an employee who has resigned and who held options whose exercise date falls due prior to his/her resignation, their exercise period will be to the end of a five year period from the day the Plan commenced.
                  On August 6, 2000, the Board of Directors decided to amend the stock options Plan, in such a manner that the exercise period of each option be extended to the end of five years from the date of consolidation of its eligibility, this vis-a-vis employees owning options, who are not interested parties in the Company and who will not retire before the end of 2000.

         5.       The 2000 Plan

                  On August 6, 2000 the Board of Directors of the Company approved a 2000 Stock Options Plan, which had previously, on June 14, 2000, been approved by the Executive Committee of the Board of Directors; the main points of the plan are as follows:

         1. An overall framework was approved for the allocation of 400,000 options, with a theoretical exercise of up to 400,000 ordinary shares of the Company, that is about 2.5% of the Company's issued share capital.

         2. The options will be exercised to shares in quantities which will reflect the amount of financial benefit encompassed by the options, that is, as against the difference between the rate of an ordinary share of the Company in effect on at the time of the exercise of the options, and the price of the exercise of the option. Therefore, the aforesaid, regarding the numbers and the rates of the shares is entirely theoretical.

         3. The exercise price of each option will be the average closing rates of the ordinary share of the Company (linked to the dollar) in the month prior to the date of the Committee decision, that is, an exercise price of $ 97.39.

Note 20 - Share Capital, Stock Options and Warrants (cont'd)

         D.       Stock options to key employees: (cont'd)

         4. Since the exercise shares will be allocated only as against the financial benefit, the employees will not be required to pay the exercise price when exercising the options. This price will serve only for purposes of calculating the amount of the financial benefit.

         5. The options intended for the Company employees who are not "interested parties" and will not be "interested parties" as a result of the allocation of the options.

         6. Eligibility for the exercise of the options will apply according to the division of the options into three portions, so that at the end of the first year for the Determining Date (that is 14 June 2000) or from the date of the employee's start of employ (the later of the two), the entitlement to exercise one third of the quantity allocated will crystallize, and the remaining two thirds at the end of each of the two years following. The exercise period of each option whose eligibility from exercise has been consolidated, is 5 years from the date that the entitlement comes into existence.

         7. On 5 October 2000, the overall quantity of 400,000 stock options was allocated to a trustee, of which 125 thousand options were earmarked for employees.

                  Detail of options that have not yet been exercised as at 31 December, 2000 are as follows:


                                                 Exercise          Number of          Last exercise
                                                    price            options                   date
                                         ----------------     --------------       ----------------
                                                        $
                                         ----------------     --------------       ----------------
                  1997 plan                        90.989            66,518                May 2002
                  1997 plan                        98.747            54,421           November 2002
                  1998 plan                110.90 -111.60           244,754               July 2003
                  1998 plan               114.40 - 115.10           105,263               July 2002
                  2000 plan                         97.39           125,000             August 2005
                                                               -------------
                                                                    595,956
                                                               =============


         Movement in options during the year was as follows:


                                                         1997 plan         1998 plan         2000 plan             Total
                                                      -------------     -------------     ------------        -----------

         Balance as at beginning of year                  120,939           353,596                 -           474,535
         Exercised                                              -            35,000           125,000           160,000
         Expired                                                -           (38,579)                -           (38,579)
                                                      -------------     -------------     ------------        -----------
          Balance as at end of year                       120,939           350,017           125,000           595,956
                                                      =============     =============     ============        ===========




Note 21 - Financial Instruments and Linkage Terms of Monetary Balances

         A.       General:

                  The Company and certain subsidiaries have entered into forward transactions and option contracts, in order to hedge assets and liabilities denominated in foreign currency and in order to reduce the overall exposure of commitments for the purchase of raw materials and the sale of goods, in currencies other than the US dollar. Those subsidiaries neither hold nor issue financial instruments for trading purposes.


         B. Details of the open foreign exchange transactions made to hedge subsidiaries' assets and liabilities in foreign currency as at 31 December, 2000:


                                                           Forward               Call               Put               Swap
                                                       Transaction            options           options       transactions
                                                       -----------         -----------       ----------       ------------
                                                                                                             NIS thousands
                                                       -------------------------------------------------------------------

                  Purchase of U.S. dollars
                   in exchange for:
                    NIS                                         -             16,164                 -            445,462
                    European currencies                    23,927             92,943           123,978                  -
                    Brazilian Real                        111,128            260,645                 -                  -
                                                       -----------         -----------       ----------       ------------
                                                          135,055            369,752           123,978            445,462
                                                       ===========         ===========       ==========       ============

                  Sale of U.S. dollars in
                   exchange for:
                    NIS                                   266,706                  -           129,716            510,118
                    European currencies                   305,500             23,236            20,205                  -
                                                       -----------         -----------       ----------       ------------
                                                          572,206             23,236           149,921            510,118
                                                       ===========         ===========       ==========       ============

                  The loss in respect of derivative financial instruments, as included in the consolidated financial statements for the year ended 31 December, 2000 and 1999 amounts to NIS 530 thousand and NIS 26,064 thousand, respectively.


         C.       Fair value of financial instruments:

                  Condensed data of monetary assets and liabilities, whose fair value as at 31 December, 2000, based on their market value, is significantly different from those presented in the financial statements, is as follows:

                                                                Carrying               Fair
                                                                  amount              value
                                                              ----------          ----------
                                                                        NIS millions
                                                              ------------------------------

                  Investments in affiliates                       2,898              1,951
                  Debentures and convertible debentures             244                230


                  The carrying amounts of cash and cash equivalents, short-term investment, trade receivables, other accounts receivable, credits from banks and others, trade payables and other accounts payable and other financial instruments approximate at their fair value.



Note 21 - Financial Instruments and Linkage Terms of Monetary Balances (cont'd)

         D.       Credit risk of trade receivables:

                                                                               NIS millions
                                                                               ------------

         Condensed data of credit risk of trade receivables as at 31
          December, 2000:
         Receivables insured by credit card companies                                  799
         Receivables insured by foreign trade risk insurance                           226
         Receivables - Government authorities and Bezeq                                101
         Other receivables, including checks and credit
          card companies                                                             1,625
                                                                               ------------
         Total, including non-current receivables                                    2,751
                                                                               ============


         In Management's estimation, the allowance for doubtful accounts adequately covers all anticipated losses in respect of concentration of credit risks of trade receivables.

         The exposure to credit risks relating to trade receivables is limited, due to the relatively large number of customers.

         E.       Linkage terms of monetary balances:

         (1)      Consolidated

                  - 31 December, 2000

                                                        In foreign           Linked           Unlinked           Total
                                                          currency           to the
                                                         or linked              CPI
                                                           thereto
                                                     -------------        -----------        ----------       -----------
                                                                                   NIS thousands
                                                     --------------------------------------------------------------------
         Assets
         Current assets:
         Cash and cash equivalents                        804,247                  -           164,783            969,030
         Short-term deposits and
          investments                                     180,594            266,713           184,721            632,028
         Trade receivables                              2,177,664             17,881           464,750          2,660,295
         Other accounts receivable                        173,408             13,945           116,538            303,891
         Investments and other
          long-term receivables                           426,372            410,291             3,557            840,220
                                                     -------------        -----------        ----------       -----------
                                                        3,762,285            708,830           934,349          5,405,464
                                                     =============        ===========        ==========       ===========
         Liabilities
         Current liabilities:
         Credits from banks and others
          (not including current
          maturities of long-term
          liabilities)                                  1,310,976                  -           530,349          1,841,325
         Trade payables                                 1,043,634                  -           369,981          1,413,615
         Other accounts payable                           374,429             69,929           619,625          1,063,983
         Long-term loans and
          debentures (including current
          maturities)                                   3,299,823            874,882                 -          4,174,705
                                                     -------------        -----------        ----------       -----------
                                                        6,028,862            944,811         1,519,955          8,493,628
                                                     =============        ===========        ==========       ===========




Note 21 - Financial Instruments and Linkage Terms of Monetary Balances (cont'd)

         F.       Linkage terms of monetary balances (cont'd):

         (1)      Consolidated (cont'd)

         - 31 December, 1999

                                                        In foreign           Linked           Unlinked           Total
                                                          currency           to the
                                                         or linked              CPI
                                                           thereto
                                                     -------------        -----------        ----------       -----------
                                                                                   NIS thousands
                                                     --------------------------------------------------------------------

         Assets
         Current assets:
         Cash and cash equivalents                        932,747              3,591           512,368          1,448,706
         Short-term deposits and
          investments                                     105,354            209,810           157,171            472,335
         Trade receivables                              2,258,183            133,077           821,947          3,213,207
         Other accounts receivable                        133,016             25,126           154,882            313,024
         Investments and other
          long-term receivables                           259,485            448,122            11,066            718,673
                                                     -------------        -----------        ----------       -----------
                                                        3,688,785            819,726         1,657,434          6,165,945
                                                     =============        ===========        ==========       ===========
         Liabilities
         Current liabilities:
         Credits from banks and others
          (not including current
          maturities of long-term
          liabilities)                                  1,737,077             79,019           664,159          2,480,255
         Trade payables                                 1,160,042             37,793           314,202          1,512,037
         Other accounts payable                           312,508             60,583         1,310,871          1,683,962
         Long-term loans and
          debentures (including current
          maturities)                                   3,999,978          1,142,911             6,204          5,149,093
                                                     -------------        -----------        ----------       -----------
                                                        7,209,605          1,320,306         2,295,436         10,825,347
                                                     =============        ===========        ==========       ===========



Note 21 - Financial Instruments and Linkage Terms of Monetary Balances (cont'd)

         F.       Linkage terms of monetary balances (cont'd):

         (2)      Company

         - 31 December, 2000


                                                        In foreign           Linked           Unlinked           Total
                                                          currency           to the
                                                         or linked              CPI
                                                           thereto
                                                     -------------        -----------        ----------       -----------
                                                                                   NIS thousands
                                                     --------------------------------------------------------------------

         Assets
         Current assets:
         Cash and cash equivalents                          1,230                  -            21,496             22,726
         Short-term deposits and
          investments                                     115,727            256,475            94,198            466,400
         Trade receivables                                    115                  -            21,709             21,824
         Short term loans to investees
          companies                                             -             45,800                 -             45,800
         Other investments and
          receivables                                     139,896            377,832                 -            517,728
         Investments and other
          long-term receivables:
         Investees companies (including
          current maturities of loans)                        121            146,971           955,312          1,102,404
                                                     -------------        -----------        ----------       -----------
                                                          257,089            827,078         1,092,715          2,176,882
                                                     =============        ===========        ==========       ============
         Liabilities
         Current liabilities:
         Credits from banks and others
          (not including current
          maturities of long-term
          liabilities)                                    101,606                  -           183,089            284,695
         Trade payables                                        74                  -               215                289
         Other accounts payable                            27,575              4,185            63,001             94,761
         Long-term liabilities (including
          current maturities of loans)                  1,543,719            837,965                 -          2,381,684
                                                     -------------        -----------        ----------       -----------
                                                        1,672,974            842,150           246,305          2,761,429
                                                     =============        ===========        ==========       ============



Note 21 - Financial Instruments and Linkage Terms of Monetary Balances (cont'd)

         F.       Linkage terms of monetary balances (cont'd):

         (2)      Company (cont'd)

         - 31 December, 1999

                                                        In foreign           Linked           Unlinked           Total
                                                          currency           to the
                                                         or linked              CPI
                                                           thereto
                                                     -------------        -----------        ----------       -----------
                                                                                   NIS thousands
                                                     --------------------------------------------------------------------
         Assets
         Current assets:
         Cash and cash equivalents                        346,114                  -           379,240            725,354
         Short-term deposits and
          investments                                      20,765            192,614            65,718            279,097
         Trade receivables                                      -                  -            25,518             25,518
         Short term loans to investees
          companies                                             -                  -                 -                  -
         Other investments and
          receivables                                      12,738            367,827                 -            380,565
         Investments and other
          long-term receivables:
         Investee companies (including
          current maturities of loans)                        125            254,965           593,814            848,904
                                                     -------------        -----------        ----------       -----------

                                                          379,742            815,406         1,064,290          2,259,438
                                                     =============        ===========        ==========       ============
         Liabilities
         Current liabilities:
         Credits from banks and others
          (not including current
          maturities of long-term
          liabilities)                                    240,961                  -               449            241,410
         Trade payables                                         8                  -             1,649              1,657
         Other accounts payable                            27,261             29,857           243,400            300,518
         Long-term liabilities (including
          current maturities of loans)                  2,352,808            711,516               800          3,065,124
                                                     -------------        -----------        ----------       -----------
                                                        2,621,038            741,373           246,298          3,608,709
                                                     =============        ===========        ==========       ============




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

         B.       The balances of secured liabilities are as follows:


                                                                                         Consolidated
                                                                                          December 31
                                                                             2000                1999
                                                                      -----------       -------------
                                                                                        NIS thousands
                                                                      -------------------------------

                  Credit from banks                                       739,764          1,083,166
                  Loans from banks and
                   others and debentures (including current
                   maturities), see Note 15, and also C
                   and D below                                          1,087,207            820,226
                                                                      -----------       -------------
                                                                        1,826,971          1,903,392
                                                                      ===========       =============


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


Note 22 - Liens and Guarantees (cont'd)

         E. Guarantees to banks and others for loans and for assuring credit lines and other guarantees in favor of:


                                                                         Consolidated                              Company
                                                                          December 31                          December 31
                                                             2000               1999              2000                1999
                                                        ----------      ------------        -----------      -------------
                                                                        NIS thousands                        NIS thousands
                                                        -----------------------------       ------------------------------

                  Subsidiaries                                  -                  -           134,186             91,628
                  Affiliates                                6,735             19,652             4,041             19,652
                  Others                                   30,351              9,114            13,532              1,622
                                                        ----------      ------------        -----------      -------------
                                                           37,086             28,766           151,759            112,902
                                                        ==========      ============        ===========      =============

         1) In certain cases when advances from customers are received, a subsidiary provides its customers with bank guarantees to secure the advances. Guarantees in excess of the amount of advance payments stated as liabilities in the balance sheet, amounted to NIS 358,489 thousand, adjusted and NIS 307,035 thousand, adjusted as at the years ending 31 December, 2000, 1999, respectively.


         2) In connection with the Bezeq agreement to transfer ownership of public switching, Bezeq received from Koor a guarantee in the amount of NIS 107 million. See also Note 18A5.


         3) There are also guarantees, in an unlimited amount, to ensure due performance of work and customer agreements, product warranty, advance payments received and guarantees on behalf of liabilities to customs and excise authorities.



Note 23 - Data concerning Items in Statements of Operations

         A.       Revenues from sales and services - net (1) (3) (4):

         1.       Consolidated

                                                                                                    Year ended December 31
                                                                                2000              1999               1998
                                                                        ------------       -----------       -------------
                                                                                                             NIS thousands
                                                                        --------------------------------------------------

                  Local:
                  Industrial operations (2)                                1,605,882         3,425,703          4,631,273
                  Trading operations                                         687,350         1,064,315            945,412

                  Abroad:
                  Industrial operations - export and
                   international operations                                5,415,129         5,591,566          6,591,239
                  Trading operations                                         572,881           593,717            624,392
                                                                        ------------       -----------       -------------
                                                                           8,281,242        10,675,301         12,792,316
                                                                        ============       ===========       =============
                  (1) Not including agency sales                             315,739           428,032            367,653
                                                                        ============       ===========       =============
                  (2) Including sales to major customer (a)                        -           271,569            532,037
                                                                        ============       ===========       =============
                      Including sales to major customer (b)                1,175,201           836,221            532,519
                                                                        ============       ===========       =============
                  (3) Including sales under long-term credit
                       arrangements (see also Note 2K)                           251               510             78,004
                                                                        ============       ===========       =============
                  (4) Revenues and expenses relating
                      to work performed under long-term
                      contracts:
                      Revenues                                               844,719           830,637            869,969
                      Costs                                                 (663,860)         (617,547)          (696,080)
                      Decrease (increase) in provision for losses                  -             1,150             12,474
                                                                        ------------       -----------       -------------
                                                                             180,859           214,240            186,363
                                                                        ============       ===========       =============


         2.       Company

         Income from management fees:
         From subsidiaries                                                    39,569            45,589             42,181
         From proportionately consolidated Investees                               -            18,776             20,571
         From affiliated companies                                                 -               756                  -
                                                                       -------------       -----------       -------------
                                                                              39,569            65,121             62,752
                                                                        ============       ===========       =============



Note 23 - Data to Items in Statements of Operations (cont'd)

         B.       Cost of sales and services - consolidated:


                                                                                                    Year ended December 31
                                                                                2000              1999               1998
                                                                        ------------       -----------       -------------
                                                                                                             NIS thousands
                                                                        --------------------------------------------------
         Industrial operations:

         Materials                                                         3,057,636         3,522,270          4,660,519
         Labor                                                             1,000,546         1,542,802          2,293,136
         Subcontracted work                                                   74,065           127,930            177,767
         Depreciation and amortization                                       198,419           397,591            511,250
         Research and development expenses, net (*)                          359,808           427,722            527,928
         Other manufacturing expenses                                        547,708           609,489            762,012
                                                                        ------------       -----------       -------------
                                                                           5,238,182         6,627,804          8,932,612

         Less - expenses charged to cost of fixed assets                      10,718            12,659             33,600
                                                                        ------------       -----------       -------------
                                                                           5,227,464         6,615,145          8,899,012

         Decrease (increase) in inventory of goods and
          work in process                                                     54,050           214,223            (17,223)
                                                                        ------------       -----------       -------------
                                                                           5,281,514         6,829,368          8,881,789

         Decrease (increase) in inventory of finished goods                   18,091           137,487           (162,766)
                                                                        ------------       -----------       -------------
                                                                           5,299,605         6,966,855          8,719,023
                                                                        ------------       -----------       -------------
         Trading operations:
         Merchandise                                                         481,966           839,499            923,767
         Labor                                                               117,468           145,194            101,209
         Depreciation                                                         47,761            43,680             33,022
         Others                                                              354,612           134,638             90,003
                                                                        ------------       -----------       -------------
                                                                           1,001,807         1,163,011          1,148,001
                                                                        ------------       -----------       -------------
                                                                           6,301,412         8,129,866          9,867,024
                                                                        ============       ===========       =============
         (*)      Net of grants and participations, net                        6,872            15,645             56,180
                                                                        ============       ===========       =============

         C.       Selling and marketing expenses - consolidated:

                                                                                                    Year ended December 31
                                                                                2000              1999               1998
                                                                        ------------       -----------       -------------
                                                                                                             NIS thousands
                                                                        --------------------------------------------------

         Salaries                                                            256,128           337,646            422,873
         Commissions                                                         103,102           139,712            168,418
         Advertising expenses                                                 44,416            62,280             81,919
         Depreciation and amortization                                        50,746            44,350             47,001
         Other                                                               328,009           394,068            482,246
                                                                        ------------       -----------       -------------
                                                                             782,401           978,056          1,202,457
                                                                        ============       ===========       =============


Note 23 - Data to Items in Statements of Operations (cont'd)


         D.       General and administrative expenses:

                                                                 Consolidated                                      Company
                                                       Year ended December 31                       Year ended December 31
                                         2000           1999            1998           2000           1999            1998
                                   ----------     ----------    -------------    ----------     ----------   -------------
                                                                NIS thousands                                NIS thousands
                                   ------------------------------------------    -----------------------------------------

         Salaries                     278,933        384,613         557,363         32,899         26,402         81,316
         Bad and doubtful
         debts                         27,892         27,463          58,783              -              -              -
         Depreciation and
          amortization                 24,872         32,190          35,976          1,650          1,237          1,240
         Other                        220,596        285,243         358,763         27,051         38,531         34,087
                                   ----------     ----------    -------------    ----------     ----------   -------------
                                      552,293        729,509       1,010,885         61,600         66,170        116,643
                                   ==========     ==========    =============    ==========     ==========   =============


         E.       Financing expenses (income), net:

                                                                 Consolidated                                      Company
                                                       Year ended December 31                       Year ended December 31
                                         2000           1999            1998           2000           1999            1998
                                   ----------     ----------    -------------    ----------     ----------   -------------
                                                                NIS thousands                                NIS thousands
                                   ------------------------------------------    -----------------------------------------

         In respect of
          convertible
          debentures                   4,303           7,598          9,876          3,403          6,079          7,653
         In respect of
          debentures                   4,794           5,102          6,458              -              -              -
         In respect of
          long-term loans            184,885         218,430        257,017         87,450        126,188        107,010
         In respect of short-
          term loans and
          credit                     127,028         181,136        159,896          9,268         26,687              -
         Amortization of
          capital raising
          expenses                     1,632           2,546          5,663          1,023          1,196          1,902
         Losses (gains)
          from marketable
          securities, net             35,798         (67,707)       (59,804)        50,926        (27,229)        11,757
         Interest capitalized
          to fixed assets
          and work in
          process *                   (3,350)        *32,829       *(48,892)             -         28,257        (36,981)
         Revenue
          (expenses) from
          investees, net                   -               -              -           (592)        (3,397)         1,694
         Revenue from
          deposits and
          others, net                (24,409)        (21,645)       (79,199)        (9,580)         2,694         (8,467)
                                   ----------     ----------    -------------    ----------     ----------   -------------
                                     330,681         358,289        251,015        141,898        160,475         84,568
                                   ==========     ==========    =============    ==========     ==========   =============

* Including amounts recorded directly to shareholders' equity as "cumulative foreign currency adjustments."



Note 23 - Data to Items in Statements of Operations (cont'd)

         F.       Other income (expenses), net

         1.       Consolidated

                                                                                                    Year ended December 31
                                                                                2000              1999               1998
                                                                         -----------       -----------       -------------
                                                                                                             NIS thousands
                                                                         -------------------------------------------------

         Sale of investments and activities in investees
          (including changes in rates of holding)                            915,857           641,974            433,582
         Expenses relating to the termination
          and/or sale of activities and
           sale and write down of assets, net                                (59,418)         (319,312)          (231,974)
         Supplemental severance pay and pensions                            (294,131)         (205,599)          (269,061)
         Management services and participation in
          selling general and administrative expenses:
            Proportionately consolidated companies                               857             9,567              9,812
            Affiliates                                                         1,958             2,765              3,413
         Rent from buildings and equipment
          (net of related depreciation) (1)                                      243             4,231              2,739
         Joint ventures, net                                                    (534)              415              1,181
         Compensation for damages                                              3,120               560                368
         Sale of know-how                                                          -                 -             12,203
         Amortization of goodwill                                            (50,224)          (48,838)           (27,170)
         Miscellaneous, net                                                    3,235            21,465             (6,363)
                                                                         -----------       -----------       -------------
                                                                             520,963           107,228            (71,270)
                                                                         ===========       ===========       =============
         (1)      Including depreciation                                           -               745              1,427
                                                                         ===========       ===========       =============


         2.       Company

                                                                                                    Year ended December 31
                                                                                2000              1999               1998
                                                                         -----------       -----------       -------------
                                                                                                             NIS thousands
                                                                         -------------------------------------------------

         Capital gain on sale of investments in investee
          companies                                                          390,685            44,699            113,159
         Joint venture                                                             -               610              1,231
         Changes in value of long-term assets                                 57,095          (157,099)          (131,091)
         Capital gain (loss) from sale of fixed assets                             9            (1,661)            (1,122)
         Sale of know-how                                                          -                 -             12,203
         Miscellaneous, net                                                    2,070             5,946             (1,109)
                                                                         -----------       -----------       -------------
                                                                             449,859          (107,505)            (6,729)
                                                                         ===========       ===========       =============



Note 23 - Data to Items in Statements of Operations (cont'd)

         G. Equity of the Koor Group in the operating results of affiliates, net

         1.       Consolidated

                                                                                                    Year ended December 31
                                                                                2000              1999               1998
                                                                         -----------       -----------       -------------
                                                                                                             NIS thousands
                                                                         -------------------------------------------------

         Affiliates companies, net (1)                                      (107,485)          284,197            105,713
         Amortization of goodwill                                           (162,521)         (162,472)           (43,728)
                                                                         -----------       -----------       -------------
                                                                            (270,006)          121,725             61,985
                                                                         ===========       ===========       =============
         Dividend received                                                    25,235            49,742             29,315
                                                                         ===========       ===========       =============
         (1) Including discontinued operations in an affiliate                     -           (86,773)                 -
                                                                         ===========       ===========       =============

         2.       Company

                                                                                                    Year ended December 31
                                                                                2000              1999               1998
                                                                         -----------       -----------       -------------
                                                                                                             NIS thousands
                                                                         -------------------------------------------------

         Equity of Koor in operating results for the year (1)                254,729           836,845            160,396
         Amortization of goodwill (2)                                       (143,972)         (120,197)           (37,507)
                                                                         -----------       -----------       -------------
                                                                             110,757           716,648            122,889
                                                                         ===========       ===========       =============
         Dividend received                                                   351,853         1,539,910          1,297,923
                                                                         ===========       ===========       =============
         (1) Including discontinued operations in an affiliate                     -           (86,773)                 -
                                                                         ===========       ===========       =============
         (2) Including write-off of goodwill in investee
             companies                                                        25,875            (1,849)                 -
                                                                         ===========       ===========       =============



                                Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-----------------------------------------------------------------------------

Note 23 - Supplementary Data to Items in Statements of Operations (cont'd)

         H. Income (expenses) from investee companies and their participation in expenses

                                                                                                 Year ended December 31
                                         -----------------------------------------------------------------------------------------
                                                                               2000                                          1999
                                         ------------------------------------------   -------------------------------------------
                                                        Consolidated                                  Consolidated
                                                        companies by                                  companies by
                                         Consolidated   proportional    Affiliated    Consolidated    proportional    Affiliated
                                           companies    consolidation    companies      companies    consolidation     companies
                                         ------------   -------------   ----------    ------------   -------------    ----------
                                                                       NIS thousands                                 NIS thousands
                                         -------------------------------------------  --------------------------------------------

         Income:

         Management services                   39,569              -              -         45,589          18,776            756
                                         ============   =============   ===========   ============   =============    ===========

         Administrative expenses
         Salary and other
          Administrative expenses               4,469              -              -              -               -              -
                                         ============   =============   ===========   ============   =============    ===========
         Financing income
          (expenses),net                          786           (197)             3          4,443             (14)        (1,032)
                                         ============   =============   ===========   ============   =============    ===========

H. Income (expenses) from investee companies and their participation in expenses (cont'd)


                                                       Year ended December 31
                                           ------------------------------------------
                                                                                 1998
                                           -------------------------------------------
                                                          Consolidated
                                                          companies by
                                           Consolidated   proportional    Affiliated
                                             companies    consolidation    companies
                                           ------------   -------------   ----------
                                                                         NIS thousands
                                           -------------------------------------------

         Income:

         Management services                          -         42,181         20,571
                                           ============   ============    ============

         Administrative expenses
         Salary and other
          Administrative expenses                     -         26,949              -
                                           ============   ============    ============
         Financing income
          (expenses),net                              -         (2,324)           705
                                           ============   ============    ============






                             Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------

Note 24 - Business Segments

         A.       The Koor Group operates in the following segments:

                  Telecommunications
                  Defence electronics
                  Agro-chemicals and other chemicals
                  Venture capital investments
                  The "others" segment includes mainly tourism, building, and trade.

                  In 2000, the activity in the construction segment was transferred to the "others" segment following the exercise of most of the companies active in the sector. Moreover, in 2000, Koor established a new activity segment in the area of venture capital investments, by means of a partnership with Koor Corporate Venture Capital (see Note 3J).

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

         C. See Note 24H for details of the discontinuation of the activities of the energy segment.

         D.       Data regarding business segments of the Koor Group:*


                                                                   Year ended December 31
                                                           2000                         1999                         1998
                                   ---------------------------- ---------------------------- ----------------------------
                                   NIS thousands              % NIS thousands              % NIS thousands              %
                                   -------------   ------------ -------------   ------------ -------------   ------------

         Revenues from
          sales and services:

         Segments:

         Telecommunication            2,201,159          26.58     2,199,702          20.61     3,419,501          26.73
         Defence electronics          1,146,767          13.85     1,333,690          12.49     1,572,584          12.29
         Agro-chemicals
         and other chemicals          3,460,288          41.78     3,540,922          33.17     3,376,893          26.40
         Venture capital
          investment                      80,117          0.97             -              -             -              -
         Others *                     1,392,911          16.82     3,600,987          33.73     4,423,338          34.58
                                   -------------   ------------ -------------   ------------ -------------   ------------
         Total segments               8,281,242          100.0    10,675,301         100.00    12,792,316         100.00
                                   =============   ============ =============   ============ =============   ============
         *        Reclassified



Note 24 - Business Segments (cont'd)

D.       Data regarding business segments of the Koor Group (cont'd)*:

                                                                   Year ended December 31
                                                           2000                         1999                         1998
                                   ---------------------------- ---------------------------- ----------------------------
                                   NIS thousands              % NIS thousands              % NIS thousands              %
                                   -------------   ------------ -------------   ------------ -------------   ------------

         Pre-tax earnings
         Operating earnings according to segments:

         Telecommunication              249,603         33.90        260,662         27.67         46,406          5.28
         Defence electronics             53,475          7.26         69,060          7.33        167,684         19.07
         Agro-chemicals and
          other chemicals               441,351         59.93        390,503         41.45        428,441         48.74
         Venture capital
          investments                    (5,907)        (0.80)             -             -              -              -
         Others*                        ( 2,122)        (0.29)       221,895         23.55        236,544         26.91
                                   -------------   ------------ -------------   ------------ -------------   ------------
         Total segments                 736,400         100.0        942,120        100.00        879,075        100.00
                                                   ============                 ============                 ============

         Joint general
          expenses                      (91,264)                    (104,250)                    (167,125)
                                   -------------   ------------ -------------   ------------ -------------
         Total operating
          earnings                      645,136                      837,870                      711,950
         Financing expenses,
          Net                          (330,681)                    (358,289)                    (251,015)
         Other income
          (expenses), net               520,963                      107,228                      (71,270)
                                   -------------   ------------ -------------   ------------ -------------
         Pre-tax earnings               835,418                      586,809                      389,665
                                   =============               =============                 =============

         The Koor Group's equity in the excess of earnings over losses (the excess of losses over earnings) of affiliates, net, is as follows:

                                                                   Year ended December 31
                                                           2000                         1999                         1998
                                   ---------------------------- ---------------------------- ----------------------------
                                   NIS thousands              % NIS thousands              % NIS thousands              %
                                   -------------   ------------ -------------   ------------ -------------   ------------

         Telecommunications            (239,477)         88.69       137,018         112.56        37,504          60.51
         Defence electronics            (20,669)          7.66        (8,018)         (6.58)            -              -
         Agro-chemicals and
          other chemicals                     -              -             -              -             -              -
         Venture capital
         Investments                          -              -             -              -             -              -
         Others*                         (9,860)          3.65        (7,275)         (5.98)       24,481          39.49
                                   -------------   ------------ -------------   ------------ -------------   ------------
                                       (270,006)        100.00       121,725         100.00        61,985         100.00
                                   =============   ============ =============   ============ =============   ============

         *        Reclassified




Note 24 - Business Segments (cont'd)

         D.      Data regarding business segments of the Koor Group (cont'd)*:

                                                                                December 31
                                                                                 2000                                 1999
                                                     --------------------------------     --------------------------------
                                                     NIS thousands                  %     NIS thousands                  %
                                                     -------------     --------------     -------------        ------------
         Identifiable assets:

         Segments:

         Telecommunication                              1,782,688              16.69         1,843,738              15.49
         Defence electronics                            1,148,217              10.75           681,360               5.73
         Agro-chemicals and other
          chemicals                                     5,510,189              51.58         5,277,603              44.35
         Venture capital investments                      393,646               3.68                 -                  -
         Others *                                       1,847,519              17.30         4,097,888              34.43
                                                     -------------     --------------     -------------        ------------
         Total segments                                10,682,259             100.00        11,900,589             100.00
                                                                       ==============                          ============
         Corporate assets                               1,085,269                            1,974,239
         Affiliates**                                   3,000,889                            3,495,772
                                                     -------------     --------------     -------------        ------------
                                                       14,768,417                           17,370,600
                                                     =============                        =============



         Identifiable liabilities


                                                                                December 31
                                                                                 2000                                 1999
                                                     --------------------------------     --------------------------------
                                                     NIS thousands                  %     NIS thousands                  %
                                                     -------------     --------------     -------------        ------------

         Telecommunications                                  608,892              22.01           648,111              20.30
         Defense electronics                                 655,888              23.71           384,322              12.04
         Agro-chemicals and other chemicals                1,142,329              41.30         1,106,503              34.66
         Venture capital investments                          33,726               1.22                 -                  -
         Others                                              325,126              11.76         1,053,217              33.00
                                                     ---------------   ----------------   ---------------      -------------
         Total segments                                    2,765,961             100.00         3,192,153             100.00
         Corporate liabilities                               127,731                              302,831
                                                     ---------------   ----------------   ---------------      -------------
                                                           2,893,692                            3,494,984
                                                     ===============                      ===============

         *        Reclassified
         ** Including an investment as at December 31, 2000, and 1999 of NIS 2,758 million and NIS 3,067 million respectively, in ECI which operates in the telecommunication segment.




Note 24 - Business Segments (cont'd)

         D.       Data regarding business segments of the Koor Group (cont'd)*:

                                                                   Year ended December 31
                                                           2000                         1999                         1998
                                   ---------------------------- ---------------------------- ----------------------------
                                   NIS thousands              % NIS thousands              % NIS thousands              %
                                   -------------   ------------ -------------   ------------ -------------   ------------

         Capital investments:
         Segments:
         Telecommunication              100,017          16.68        67,051           9.50       208,106          19.09
         Defence electronics             30,954           5.16        42,888           6.07        67,772           6.22
         Agro-chemicals and
          other chemicals               318,459          53.12       277,545          39.31       340,780          31.25
         Venture capital
          Investments                     1,690           0.28             -              -             -              -
         Others *                       148,446          24.76       318,533          45.12       473,683          43.44
                                   -------------   ------------ -------------   ------------ -------------   ------------
         Total segments                 599,566         100.00       706,017         100.00     1,090,341         100.00
                                                   ============                 ============                 =============
         Discontinued activity                -                            -                       31,873

         Corporate assets                   761                       14,052                       27,112
                                   -------------                -------------                -------------
                                        600,327                      720,069                    1,149,326
                                   =============                =============                =============


                                                                   Year ended December 31
                                                           2000                         1999                         1998
                                   ---------------------------- ---------------------------- ----------------------------
                                   NIS thousands              % NIS thousands              % NIS thousands              %
                                   -------------   ------------ -------------   ------------ -------------   ------------

         Depreciation and
          amortization:
         Segments:
         Telecommunication               68,542          18.50        85,090          14.99       152,891          23.31
         Defence electronics             34,524           9.31        55,879           7.45        51,407           7.85
         Agro-chemicals and
          other chemicals               174,787          47.16       187,698          33.08       170,075          25.93
         Venture capital
          Investments                     1,957           0.53             -              -             -              -
         Others *                        90,787          24.50       238,670          44.48       281,391          42.91
                                   -------------   ------------ -------------   ------------ -------------   ------------
         Total segments                 370,597         100.00       567,337         100.00       655,764         100.00
                                                   ============                 ============                 ============
         Discontinued activity                -                            -                       21,967
         Corporate assets                 3,072                        2,733                        5,364
                                   -------------                -------------                -------------
                                        373,669                      570,070                      683,095
                                   =============                =============                =============  ==============


E. Industrial operations - export sales and foreign industrial operations by geographical destination:

                                                      Year ended December 31
                                                   2000              1999               1998
                                           -------------    -------------    ---------------
                                                                               NIS thousands
                                           -------------------------------------------------

         North America                       1,675,227         1,608,174          1,907,365
         Europe                              1,608,069         1,710,133          2,032,650
         South America                       1,343,912         1,433,075          1,563,876
         Asia and Australia                    658,267           711,052            910,925
         Africa                                129,654           129,132            129,132
                                           -------------    -------------    ---------------
                                             5,415,129         5,591,566          6,591,239
                                           =============    =============    ===============
*        Reclassified



Note 24 - Business Segments (cont'd)

         F.       Assets by geographic location of manufacturing operation

                                                   Year ended December 31
                                                  2000               1999
                                         -------------      -------------
                                         NIS thousands      NIS thousands
                                         -------------      -------------

         Israel                            12,941,517         15,724,883
         Brazil                             1,659,364          1,452,906
         United States                        167,536            192,811
                                          -----------        -----------
                                           14,768,417         17,370,600
                                          ===========        ===========

         G.       Capital investments in assets by geographic location

                                                   Year ended December 31
                                                  2000               1999
                                         -------------     --------------
                                         NIS thousands      NIS thousands
                                         -------------     --------------

         Israel                               559,250            688,678
         United States                          5,104              5,972
         Brazil                                35,973             25,419
                                         -------------     --------------
                                              600,327            720,069
                                         =============     ==============


         H.       Discontinued activity

         1. In Koor's financial statements the companies Phoenicia and Yonah constituted part of the food segment included in the financial statements as at 31 December, 1998, in the "Others" framework in the Note relating to segments. After conclusion of the sale of the companies, operations in Koor's food segment were terminated.


                                                                               1999               1998
                                                                      -------------      --------------
                                                                      NIS thousands      NIS thousands
                                                                      -------------      --------------

                  Revenues from sales and implementation of
                   works                                                96,009            376,701
                                                                      =============      ==============
                  Profit (loss) from operating earnings                 (429)             18,939
                                                                      =============      ==============
                  Loss - Koor's share                                   4,078              1,439
                                                                      =============      ==============
                  Total assets                                                            109,412
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



Note 24 - Business Segments (cont'd)

         I.       Additional information on business segments of the Company:

         The Company operates through subsidiaries, proportionately consolidated companies and affiliates in various sectors of the economy.

         Data according to business segments is as follows:

         Equity of the Company in earnings (losses), net, of investees:


                                                      Year ended December 31
                                                   2000              1999               1998
                                           -------------    -------------    ---------------
                                                                               NIS thousands
                                           -------------------------------------------------

         Telecommunications                      70,605           259,451           (162,928)
         Defence Electronics                    (42,212)           23,638             83,452
         Agro-chemicals and other chemicals      98,034            (1,281)           102,927
         Venture capital investments            (20,604)                -                  -
         Others *                                 4,934           400,258             89,040
                                           -------------    -------------    ---------------
                                                110,757           682,066            112,491
         Provision for severance benefits             -                 -             10,398
         Provision for taxes                          -            34,582                  -
         Discontinued activities                      -                 -             69,420
                                           -------------    -------------    ---------------
                                                110,757           716,648            192,309
                                           =============    =============    ===============


         Investment of the Company in shares, loans and capital notes net, of investees:

                                                                 December 31
                                                     2000               1999
                                              -----------      -------------
                                                               NIS thousands
                                              ------------------------------

         Telecommunications                    3,670,568          3,743,766
         Defence Electronics                     326,978            442,804
         Agro-chemicals and other chemicals    1,337,098          1,259,651
         Venture capital investments             353,928                  -
         Others *                                320,847            956,346
                                              -----------       -----------
                                               6,009,419          6,402,567
                                              ===========       ============
         *        Reclassified



Note 25 - Transactions and Balances with Interested Parties

         A. The following are details of interested parties in Koor resulting from their holdings of Koor's ordinary shares:

         1.       Claridge Group (Claridge).

         2.       Bank Hapoalim B.M. group (Bank Hapoalim B.M.)

         3. In January 2000, an agreement which was signed on September 8, 1999 between the Claridge Group, Anfield Ltd. (a company owned by the CEO of Koor) and Bank Leumi B.M., a shareholder of Koor until then, was consummated. In accordance with the agreement Bank Leumi B.M. sold its entire holding in Koor to Claridge, Anfield Ltd. and Bank Hapoalim B.M. As at balance sheet date Anfield Ltd. is an interested party of Koor.


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

                  The Securities Authority, in a meeting on 21 February, 2001, decided to exempt the Company from disclosure of transactions with Bank Hapoalim B.M., Claridge and their investee companies, for purposes of the financial statements as at 31 December, 2000, other than for exceptional transactions.


         C. The balance of liabilities owed to Bank Hapoalim B.M. as at 31 December, 2000 and 1999 is NIS 2,086 million, adjusted, and NIS 2,396 million, adjusted, respectively.


         D. The balance of liabilities owed to Bank Leumi B.M. as at 31 December, 1999 is NIS 1,849 million, adjusted.

         E. See Note 20C(2) regarding the granting of put options to senior employees of the Koor Group by the Claridge Group for the purchase of shares in Koor.



Note 25 - Transactions and Balances with Interested Parties (cont'd)

         F.       Benefits to interested parties

         1.       Directors*

                                                                                 Year ended December 31
                                                              2000              1999               1998
                                                      -------------    -------------    ---------------
                                                                                          NIS thousands
                                                      -------------------------------------------------


         Directors employed by the Company:
         Salary and related costs (a) (b) )(c)              3,368             8,376             11,497
                                                      =============    =============    ===============
         Number of directors                                    2                 2                  3
                                                      =============    =============    ===============
         Directors not employed by the Company:
         Annual compensation and participation
          in meetings:

         Claridge Group                                       335               271                282
                                                      =============    =============    ===============
         Number of directors                                    5                 6                  7
                                                      =============    =============    ===============

         Poalim Assets (Shares ) Ltd.                         158               173                206
                                                      =============    =============    ===============
         Number of directors                                    3                 3                  3
                                                      =============    =============    ===============
         Other directors                                      293               235                280
                                                      =============    =============    ===============
         Number of directors                                    6                 3                  3
                                                      =============    =============    ===============
         Consulting fee                                         -             1,101                555
                                                      =============    =============    ===============
         Number of directors                                    -                 1                  1
                                                      =============    =============    ===============


         * Including directors who resigned or were appointed during the year.

         (a) On July 1, 1998 Mr. B. Gaon resigned from his position as General Manager of the Company. At the request of the Board of Directors Mr. Gaon remained with the Company until 31 December, 1998 and he undertook to continue to render it services as a consultant in 2000 and 1999 for an annual consulting fee of $125,000.

                  The 1998 figures include the cost of the retirement arrangement with the outgoing General Manager.

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

         (c) In 2000, including the salary of only one month which was paid to an officer who stopped serving as a director on February 6, 2000.


Note 25 - Transactions and Balances with Interested Parties (cont'd)

         F.       Benefits to interested parties (cont'd)

         2.       Consultancy services


                                                                                 Year ended December 31
                                                              2000              1999               1998
                                                      -------------    -------------    ---------------
                                                                                          NIS thousands
                                                      -------------------------------------------------

         Claridge                                             1,611            1,683             1,734
                                                      =============    =============    ===============
         Poalim Capital Markets and
          Investment Ltd.                                     1,611            1,683             1,734
                                                      =============    =============    ===============


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

         In consideration for the consultancy the Company has agreed to pay an annual sum which will not exceed $400,000 to each of the consultants. The agreements are for the period of one year and are automatically renewable each year, unless one of the parties gives 60 days' prior notice of the termination of the agreement.


Note 26 - Earnings Per Share

         A. Adjusted net earnings used in the computation of earnings per NIS 1 par value of the share capital:


                                                                                 Year ended December 31
                                                              2000              1999               1998
                                                      -------------    -------------    ---------------
                                                                                          NIS thousands
                                                      -------------------------------------------------

         Earnings used in the computation of basic
          earnings per NIS 1 par value of shares             267,687        549,119             48,240

         Add - theoretical earnings resulting from:

           Conversion of convertible debentures:
           Series E                                                -            490                  -
           Series F                                            2,443          5,485                  -
                                                       -------------    -------------    ---------------
         Net earnings used in the computation of
         fully diluted earnings per NIS 1 par
         value of shares                                     270,130        555,094             48,240
                                                       =============    ============     ===============


         B. Weighted number of ordinary shares of NIS 0.001 used in the computation of net earnings per NIS 1 par value of the share capital:

                                                                              Number of Ordinary Shares
                                                              2000              1999               1998
                                                      -------------    -------------    ---------------

                                                      -------------------------------------------------


         In the computation of basic earnings per
         share                                            15,384,206     15,737,564         15,723,996

         Add - theoretical share capital resulting from:

         Conversion of convertible debentures:
         Series E                                                  -         40,500                  -
         Series F                                            213,047        284,062                  -
                                                        -------------    -----------      -------------
         Total share capital used in the computation
          of fully diluted earnings per share             15,597,253     16,062,126         15,723,996
                                                        =============    ===========      =============

         C. To examine that the conversion or exercise of convertible securities is reasonable, the present value of these securities was computed according to a discount rate of 7% (31 December, 1999 - 6%, 31 December, 1998 - 6%) for
                  securities linked to the CPI.


Note 27 - Events Subsequent to the Balance Sheet Date

         1. On March 4, 2001, Koor and Tadiran Ltd. assigned an agreement according to which Tadiran sold to Koor all the shares of ECI held by it, at the market price prevailing on the date of sale.

         2. In January 2001, a subsidiary of M-A Industries Ltd. controlled by the Company, signed two agreements with Avnatis for acquisition of its worldwide business with respect to two products in the field of its activity. The products are intended mainly for the Western European market, the U.S. and Japan.

                  The consideration to be paid in respect of the two products will be approximately Euro 20 million.


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

         In view of the above, no data on the effect of the differences between measurements on the basis of cost adjusted to the CPI or on the basis of historical cost, were included.

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

         In accordance with U.S. GAAP:
         According to EITF 98-3 and EITF/D-81 the merger of ECI and TTL is not considered as an exchange of similar assets in respect of Koor and Tadiran and therefore a capital gain from the realization of TTL is recorded and an original differentials is recorded on behalf of ECI and allocated to goodwill.
         In 1999, the capital gain from this sale (after tax) amounted to NIS 64,473 thousand and an increase in original differentials allocated to goodwill of NIS 190,954 thousand, amortized at equal annual rates over 10 years.


Note 28 - Material Differences Between Israeli and U.S. GAAP and their
                Effect on the Financial Statements (cont'd)

         A.       Differences between Israel GAAP and U.S. GAAP (cont'd)

         3. Debt arrangement within the framework of an overall financial arrangement

         In accordance with Israeli GAAP:
         Koor reported an extraordinary gain in 1991 as a result of the restructuring of part of its debts.

         In accordance with US GAAP:
         In accordance with FAS No. 15 - "Accounting by Debtors and Creditors for Troubled Debt Restructuring" future interest payments must be deducted from the restructuring of an old debt. The recognition of non-realized earnings (which represents deferred interest) is affected by payments of interest over the period from the date of the restructuring of the debt up to its repayment date. The balance of deferred interest, net of the tax effect, (before minority interest), at 31 December, 2000 and 1999, was NIS 20,022 thousand, and NIS 10,888 thousand, respectively.

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

                  In accordance with US GAAP:
                  Under FAS No. 109, a provision for deferred taxes should be made for all temporary differences, without relation to the period of amortization of the assets. The effect on net earnings, as a result of the above provision for deferred taxes, was a decrease in income tax in 1998, 1999 and 2000, NIS 5,232 thousand, NIS 12,300 thousand and NIS 7,881 thousand, respectively.

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

                  In accordance with U.S. GAAP:
                  According to paragraph 9(f) of FAS No. 109, deferred taxes should not be provided in respect of differences, the source of which is in the difference of assets and liabilities for accounting purposes and their amounts for tax purposes, where the source of the tax difference stems from different measuring bases for accounting purposes and for tax purposes.
                  The ultimate effect of the above write-off of deferred taxes on the statement of operations is decrease in income tax in the amount of NIS 40,366 thousand in 1998, and an increase in income tax in 1999 in the amount of NIS 29,444 thousand respectively and in 2000 a decrease in the amount of NIS 19,481 thousand.

         c)       Earnings from "Approved Enterprises"

                  Under the Israeli Law for Encouragement of Capital Investments, 1959, a company which owns an "approved enterprise" is subject tax at a rate of 25% of attributable earnings during "the period of benefits".


Note 28 - Material Differences Between Israeli and U.S. GAAP and their Effect on the Financial Statements (cont'd)

         A.       Differences between Israel GAAP and U.S. GAAP (cont'd)

         4.       Deferred taxes (cont'd)

         c)       Earnings from "Approved Enterprises" (cont'd)

                  Dividends paid to shareholders from the earnings of an "approved enterprise" are subject to income tax at a rate of 15%. A company that received such a dividend is entitled to a 15% tax credit, if and when this dividend is paid to its shareholders.

                  An "approved enterprise" which choose the "alternative benefits" track are exempted from income tax on undistributed profits.

                  In the event that a dividend is distributed out of tax exempt earnings of the "approved enterprise" under on the "alternative benefits" track, the distributing company will be subject to tax on the distributed earnings at a rate of 25%. Furthermore, the shareholders will be liable to tax at the rate of 15%. However, if the shareholder is a company, that shareholder will be entitled to a 15% tax credit, if and when such dividend out of "approved enterprise" earnings is distributed to its shareholders.

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

                  The effect of providing a reserve for deferred tax on the undistributed tax exempt earnings of an "approved enterprise", assuming either the sale of the shares in the subsidiary, a merger (change of structure), or its liquidation, was an increase in income tax, in 1998 and 1999 amounting to NIS 34,980 thousand, NIS 3,270 thousand respectively, and decrease in income tax, in 2000 amounting to NIS 7,183 thousand.

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

Note 28 - Material Differences Between Israeli and U.S. GAAP and their Effect on the Financial Statements (cont'd)

         A.       Differences between Israel GAAP and U.S. GAAP (cont'd)

         5. Handling of "benefit component" in respect of options issued to employees: (cont'd)

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


         6.       The accounting treatment of quoted securities:

                  In accordance with Israeli GAAP:
                  Quoted securities which constitute a short-term investment (see note 2F) are stated at market value. Quoted securities which constitute a permanent investment is stated at cost (regarding debentures, including accumulated interest), except where market value is lower, and the decline in value is not considered to be temporary.

                  In accordance with US GAAP
                  *FAS No. 115 divides quoted securities, into three types: securities held for a short period and traded at a high frequency (trading securities), available for sale securities and held to maturity securities.

                  A change in the value of trading securities, including unrealized earnings, is charged to the statement of operations, while unrealized earnings after tax of the available for sale type is reported as a separate item within shareholders' equity.

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

                  *According to US GAAP:

                  The proceeds from an issuance of share options and convertible debentures, as a package, are split based on the relative market prices of these securities at the date of issuance. This will sometimes result in the recording of a discount in respect of the convertible debentures, that is to be amortized over the term of debentures.


Note 28 - Material Differences Between Israeli and U.S. GAAP and their Effect on the Financial Statements (cont'd)


         A.       Differences between Israel GAAP and U.S. GAAP (cont'd)

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

         10.      Employee severance benefits as a part of an efficiency program

                  According to Israeli GAAP:

                  Employee severance benefits as part of future anticipated dismissals are recorded when management decides on the dismissals, and/or when management intended on the dismissals.

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


Note 28 - Material Differences Between Israeli and U.S. GAAP and their Effect on the Financial Statements (cont'd)

         A.       Differences between Israel GAAP and U.S. GAAP (cont'd)

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

                  According to U.S. GAAP:
                  In accordance with FAS 128. Basic earnings per share are computed on the basis of the weighted average number of shares outstanding during the year. Diluted earnings per share is computed on the basis of the weighted average number of shares outstanding during the year, plus the dilutive potential of ordinary shares considered outstanding during the year.

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

         13.      Venture capital investments:

                  According to Israeli GAAP:
                  Venture capital fund investments in venture capital investments will be represented according to their cost less a provision for devaluation in the event of a permanent devaluation.

                  According to U.S. GAAP:
                  Under normal accounting practice in the USA:
                  Venture capital fund investments will be represented according to their proper value.


Note 28 - Material Differences Between Israeli and U.S. GAAP and their Effect on the Financial Statements (cont'd)

A.       Differences between Israel GAAP and U.S. GAAP (cont'd)

         14.      Revenue recognition - SAB 101:

                  According to U.S. GAAP:
                  During the fourth quarter of 2000, the US SEC published Staff Accounting Bulletin No. 101 (hereinafter - "SAB 101") which imposes stringencies on the rules for revenue recognition which are to be implemented retroactively to the beginning of the year, by way of cumulative effect to the beginning of the year and presentation of the previous quarters once again.
                  ECI implemented these guidelines in its statements which are set out in accordance with the accounting rules in the United States of America.

                  According to Israeli GAAP:
                  The provision does not apply in Israel, although it is possible to adopt the principles set out in the rule if management estimates that the method of revenue recognition prescribed in SAB 101 is appropriate for economic and commerce conditions presently existing in its area of business.
                  This rule is going to be adopted as of the fourth quarter of 2000, without implementing cumulative effect to the beginning of the year and without presenting data which has already been published in the past.

                  Therefore, cumulative effect has been recorded in the adjustment note in the sum of NIS 37,236 thousand and decrease of profit for timing differentials in revenue recognition in the sum of NIS 4,535 thousand.

         15. Adjustment on net loss of ECI as being reported according to the U.S. GAAP to the net loss as being reported according to the Israeli GAAP:

                                                                                                     Year ended
                                                                                                   December 31,
                                                                                                           2000
                                                                                                  -------------
                                                                                                  NIS thousands
                                                                                                  -------------
                  Net loss of ECI based on its reported profit according to U.S. GAAP                 (369,388)

                  Adjustments:
                  Adjustments on behalf of SAB 101:
                  Cumulative effect to beginning of year                                               112,837
                  Timing differentials for revenue recognition
                   for implementation of SAB 101                                                        13,743
                  Finance income - marketable securities, see Note 28A(6)                              (36,947)
                  Tax income - deferred taxes                                                           (2,950)
                  Salary expenses in respect of share options issued to
                   employees                                                                            11,711
                                                                                                   ------------
                  Net loss of ECI based on
                   net loss pursuant to Israeli GAAP                                                  (270,994)
                                                                                                   ============



Note 28 - Material Differences Between Israeli and U.S. GAAP and their Effect on the Financial Statements (cont'd)

         B. The effect of the material differences between Israeli and U.S. GAAP on the financial statements

         1.       Statements of operations:

                                                                                        Year ended December 31
                                                                              2000              1999               1998
                                                                          -----------     --------------   ------------
                                                                                                           NIS thousands
                                                                          ----------------------------------------------

         a)  Net earnings as reported, according to
             Israeli GAAP                                                    267,687           549,119             47,121
                                                                          -----------     --------------   --------------
             Amortization of deferred interest in
              respect of the restructuring of debts                            9,134            11,924             17,236
             Deferred taxes                                                   35,518           (37,055)            10,619
             Salary expenses in respect of
              share options issued to employees                              (23,135)           (3,544)           (13,470)
             Correction of capital gain included in
              results of discontinued activities                                   -                 -              4,354
             Gain from marketable securities, net                             39,535           (43,566)            (1,304)
             Provisions for anticipated losses from
             realization of convertible securities in
              investees                                                       (2,390)            1,336             (2,492)
             Amortization of discount in respect of
              convertible debentures                                          (2,065)           (1,874)            (2,543)
             Severance pay, including that arising
              from an efficiency program                                     (11,287)           12,459             (4,743)
             Capital gain from a merger                                            -           190,954                  -
             Acquiring an investment in stage                                    390            (4,967)                 -
             Venture capital investments                                      19,340                 -                  -
             Amortization of goodwill in accordance with a
              merger                                                         (23,171)          (21,004)                -
             Temporary differences resulting from recognition
              of revenue arising from application of SAB 101                  (4,535)                -                  -
                                                                          -----------     --------------   --------------
                                                                              37,334           104,663              7,657
             Income taxes                                                     (3,621)         (129,321)             2,312
             Minority interests in respect of the above
              differences                                                    (13,470)            7,963            (15,717)
                                                                          -----------     --------------   ---------------
                                                                              20,243           (16,695)            (5,748)

             Extraordinary item (1)                                                -             5,475              1,817
             Cumulative effect as beginning of the year                      (37,236)                -                  -
                                                                          -----------     --------------   --------------
                                                                             (16,993)          (11,220)            (3,931)
                                                                          -----------     --------------   --------------
             Net income according to U.S. GAAP                               250,694            537,899            43,190
                                                                          ===========     ==============   ==============

         (1)      Deferred gains were recognized in respect of early repayment of debts.



Note 28 - Material Differences Between Israeli and U.S. GAAP and their Effect on the Financial Statements (cont'd)

B. The effect of the material differences between Israeli and U.S. GAAP on the financial statements (cont'd)

         1.       Statements of operations (cont'd):

                                                                                         Year ended December 31
                                                                                2000               1999               1998
                                                                        --------------      ------------     -------------
                                                                                                             NIS thousands
                                                                        --------------------------------------------------


b)           Earnings per ordinary share

              Basic earnings per ordinary share:

              As reported, according to Israeli GAAP                            17.4             34.89               3.07
                                                                        ==============      ============     =============
             As reported according to U.S. GAAP:
               Before extraordinary item                                        16.3             33.85               2.65
               Extraordinary item                                                  -              0.35               0.12
                                                                        --------------      ------------     -------------
             Total                                                              16.3             34.20               2.77
                                                                        ==============      ============     =============
              Weighted average of number of shares and share
              equivalents according to U.S. GAAP                          15,384,206        15,727,144         15,569,840
                                                                        ==============      ============     =============
              Diluted earnings per ordinary share:

              As reported, according to Israeli GAAP                           17.32             34.56               3.07
                                                                        ==============      ============     =============
             As reported, according to U.S. GAAP:
                     Before extraordinary item                                 16.23             33.52               2.64
                     Extraordinary item                                            -              0.34               0.12
                                                                        --------------      ------------     -------------
                     Total                                                     16.23             33.86               2.76
                                                                        ==============      ============     =============
              Weighted average of number of shares and share
              equivalents according to U.S. GAAP                          15,597,253        16,061,493         15,618,776
                                                                        ==============      ============     =============



Note 28 - Material Differences Between Israeli and U.S. GAAP and their Effect on the Financial Statements (cont'd)

         B. The effect of the material differences between Israeli and U.S. GAAP on the financial statements (cont'd)

         2.       Balance sheet:

                                                                    December 31
                                                     2000                                            1999
                               ---------------------------------------------    ---------------------------------------------
                                As reported      Adjustments     U.S. GAAP      As reported       Adjustment     U.S. GAAP
                                -----------      -----------     ---------      -----------      -----------     ---------
                                                                     NIS thousands
-----------------------------  ---------------------------------------------    ---------------------------------------------
         Investments in
          affiliates (10)        3,000,889         113,094       3,113,983       3,495,772         165,626       3,661,398
         Intangible assets
         -
          net of
         Investments and
          other receivables      1,164,809          19,340       1,184,149         757,747               -         757,747
         Intangible assets
          after
          amortization (10)        860,948          21,748         882,696         627,264          24,467         651,731

         Total assets           14,768,417         154,182      14,922,599      17,370,600         190,093      17,560,693

         Payables and
          accruals (7)(8)        1,077,535          (1,172)      1,076,363       1,733,912        (135,161)      1,598,751
         Deferred
          interest                       -          10,888          10,888               -          20,022          20,022
         (3)
         Convertible
          Debentures (4)            72,467          (1,343)         71,124         180,159          (3,408)        176,751
         Deferred taxes(2)         120,047         264,748         384,795         236,895         295,676         532,571
         Minority
          interests (6)          1,063,381          (8,720)      1,054,661       1,319,771         (24,580)      1,295,191
         Capital reserve
          for "available
         for
          sale"                          -          (6,800)         (6,800)              -          33,276          33,276
         securities(1)
         Capital
          reserves (4)(5)        2,419,674          39,840       2,459,514       2,417,255         137,948       2,555,203
         Retained
          earnings (6)           2,273,929        (143,259)      2,130,670       2,065,262        (133,680)      1,931,582

         Total
          Shareholders'
          Equity                 4,306,250        (110,219)      4,196,031       4,384,714          37,544       4,422,258

         (1)      Adjustment of value of investment securities to market value.
         (2)      Change in deferred taxes.
         (3)      Deferred gain on debt restructuring.
         (4)      Debentures issued with stock options.
         (5)      Share options issued to employees.
         (6)      Effects of the reconciliation to US GAAP
         (7)      Proposed dividend.
         (8)      Provision for employee severance benefits resulting from an efficiency program.
         (9)      The effect of presenting investment in marketable securities before deduction of long-term loans (see Note  9A(3).
         (10)     Original differentials arising from the exchange of
                  shares in the merger, acquiring an investment in stages
                  and increasing the holdings in a consolidated company, as
                  well as temporary differences with implementation of SAB
                  101.



Note 28 - Material Differences Between Israeli and U.S. GAAP and their Effect on the Financial Statements (cont'd)

         B. The effect of the material differences between Israeli and U.S. GAAP on the financial statements (cont'd)


         3.       Additional information according to US GAAP

         The effect of proforma data calculated according to FAS 123:

         a) Under the provisions of FAS 123, all option plans are recorded in the statement of operations, based on the fair value of the option to the balance sheet date.

         b) The Company applies the Black-Scholes model to estimate fair value of the options, utilizing the following assumptions:

                  Risk free interest rate                          6.96%
                  Expected life of stock options                   2-7 years
                  Anticipated weekly standard deviation            35.22
                  Expected dividend per share                      1.2%

                  See Note 20C relating to the fair value of share options at the time they were granted, (according to the prevailing conditions at the grant date).

                  The group companies apply to black & scholes formula for evaluating the fair value of the option. They apply assumptions which are based on the terms of the options and the fluctuation in the price of their shares.


         c) If the cost of the benefit in respect of share options issued to employees under this plan (including plans of certain subsidiaries) had been computed on the basis of the fair value at date of grant in accordance with FAS 123, the Company's net earnings and earnings per share in accordance with U.S. GAAP would have been as follows:

                                                                                         Year ended December 31
                                                                               2000              1999               1998
                                                                          -----------     -------------    --------------

------------------------------------------------------------------
         Proforma net earnings (NIS thousands adjusted)                      164,337           497,703             21,654
                                                                          -----------     -------------    --------------
          Proforma basic earnings per share ( NIS adjusted)                    10.68             31.65               1.38
                                                                          ===========     =============    ==============
          Proforma diluted earnings per share ( NIS adjusted)                  10.68             31.36               1.38
                                                                          ===========     =============    ==============

* A compensation to the exercise price in respect of the distribution of a dividend is included in the option plans of 1998 and 2000.



Note 28 - Material Differences Between Israeli and U.S. GAAP and their Effect on the Financial Statements (cont'd)

         B. The effect of the material differences between Israeli and U.S. GAAP on the financial statements (cont'd)

         4.       Comprehensive earnings

         "Comprehensive earnings" consists of the change, during the current period, in Company's shareholder equity that does not derive from shareholders' investments or from the distribution of earnings to shareholders.

         A. Comprehensive earnings include two components - net earnings and other comprehensive earnings. Net earnings are the earnings stated in the statement of operations and other comprehensive earnings include the amounts that are recorded directly in shareholders' equity and that do not derive from transactions with shareholders.

                                                                                          Year ended December 31
                                                                               2000              1999               1998
                                                                         ------------        --------------   -----------
                                                                                              NIS thousands


--------------------------------------------------------------
                  Net earnings according to US GAAP                          250,694           537,899             43,190
                                                                         ------------        --------------   -----------
                  Other comprehensive earnings, after tax:
                  Adjustments from translation of
                   Financial statements of investees                         (86,066)          (19,492)           162,710
                  Unrealized gains (loss) from securities                    (40,508)           41,685              2,668
                                                                         ------------        --------------   -----------
                  Total other comprehensive earnings*                       (126,574)           22,193            165,378
                                                                         ------------        --------------   -----------
                  Total comprehensive earnings                               124,120           560,092            208,568
                                                                         ============        ==============   ===========
                  *Tax component included in the item                           (973)           (1,881)             2,333
                                                                         ============        ==============   ===========


         B.       The effect of taxes on the other comprehensive earnings:

                                                                           Before tax        Tax effect          After tax
                                                                        --------------    --------------    --------------
                                                                                                             NIS thousands


                  Adjustments from translation of Investees                  (86,066)                -            (86,066)
                                                                        --------------    --------------    --------------
                  Unrealized loss from securities:
                  Loss  which arose in current year                          (10,461)             (973)           (11,434)
                  Less realized gains credited to net earnings               (29,074)                -            (29,074)
                                                                        --------------    --------------    --------------
                                                                            (39,535)              (973)           (40,508)
                                                                        --------------    --------------    --------------
                  Net unrealized gains                                      (125,601)             (973)          (126,574)
                                                                        ==============    ==============    ==============








Note 29 - Event ( unaudited ) subsequent to the date of the Independent auditor's report

A     1. ECI's management in view of the trend of declining world demand for communications products, including ECI's products, decided on significant reductions which included the discontinuation of production and marketing of certain products and discontinuation of development work in the US which was acquired in the second quarter of 2000. Consequently ECI registered a provision for the drop in value of inventories of 95 million dollars for the first quarter, a provision for a drop in value of goodwill, intangible assets and fixed assets used for operations, which were being discontinued totaling 90 million dollars.

In addition, during April 2001 ECI's management decided on the dismissal of about 1,000 employees (in addition to the 365 employees whose dismissal was decided in December 2000).

      2. As a result of the continuing drop in global demand for communications products including ECI's products, the uncertainty with regard to the recovery of the market, the significant reduction in ECI's sales forecasts and the change for the worse in the indications recently received about the fair value of ECI in general, and each of the spun-off companies in particular, Koor's management decided to adjust the value of the investment in ECI to the conditions created.

      Consequently, Koor's management decided to reduce the book value of the investment in ECI due to the decline in value, which is not of a temporary nature, in an amount of NIS 208 million to the amount of NIS 2,193 million. The reduction was registered at the first quarter of 2001.

      3. ECI has been named as a defendant in lawsuits, filed on June 2001 in the Eastern District court of Virginia, United States, on behalf of the ECI's shareholders. ECI's CEO, former CFO as well the chairman of the Board of Directors have also been named in the above-mentioned lawsuits. This is a securities class action brought on behalf of public investors that purchased the ordinary shares of the company between May 2, 2000 and February 14, 2001 (the "Disputed period "). Plaintiffs contend that a fraud had been preventative, a deceptive course of business followed false and misleading financial statements disseminated that damaged purchasers of ECI stock during the Disputed Period. The Plaintiffs seek remedies under the Securities Exchange Act of 1934 for (a) compensatory damages and/or rescission as appropriate for all ECI's stockholders during the Disputed period. (b) The costs and disbursements of this lawsuit, including attorneys, accountants' and experts' fees, and (c) such other and further relief as the Court may deem just and proper. ECI expects to file a motion to dismiss this action and is not submit a defense to respond before that motion is filed. ECI believes that the plaintiffs have no basis for this action and intends to vigorously defend the action.

B. Koor registered at the financial statements of the first quarter of 2001 a provision for the decline in the value of investments in investee companies and for impairment of long lived assets (mainly goodwill and fixed assets) in a total amount of $32 million in order to reflect, in the Company's opinion, expected losses as a result of the expected realization of these investments and assets or a drop in their value which is not of a temporary nature.




            INDEPENDENT AUDITORS' REPORT TO THE SHAREHOLDERS OF

                            TADIRAN SCOPUS LTD.



We have audited the accompanying consolidated balance sheets of Tadiran Scopus Ltd. (the "Company") as of December 31, 2000 and the balance sheet of the Company as of December 31, 1999, and the related statements of operations, changes in shareholders' equity (deficiency) and cash flows - consolidated and of the Company, respectively - for each of the years then ended. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position - consolidated and of the Company, respectively - as of December 31, 2000 and 1999, and the results of operations, changes in shareholders' equity (deficiency) and cash flows
- consolidated and of the Company, respectively - for each of the years then ended, in conformity with generally accepted accounting principles in Israel.

The above financial statements are prepared in U.S. dollars, as explained in Note 2A.

/s/ Brightman Almagor & Co.
Brightman Almagor & Co.
Certified Public Accountants

Tel Aviv, Israel
March 13, 2001

To the Shareholders of
      Fahrenheit Holding, B.V. and Celsius Property, B.V.:

We have audited the balance sheet of FAHRENHEIT HOLDING, B.V. (a Dutch company) and its subsidiaries and of CELSIUS PROPERTY, B.V. (a Dutch company) and its subsidiaries as of December 31, 2000 and the related statement of income and retained earnings as set forth in the internal financial statements. The notes to the internal financial statements are an integral part of the financial statements. All information included in these financial statements is the representation of the management of the Companies. These audits were performed to, and our responsibility is to, express an opinion on the combined financial statements only.

We did not audit the financial statements of subsidiaries whose statements reflect total assets and total revenues of 14% of the combined totals. Those statements were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to the amounts included for those entities, is based solely on the report of the other auditors.

We conducted our audit in accordance with Generally Accepted Auditing Standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amount and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

The combined financial statements referred to above have been prepared to be used in connection with the preparation of the consolidated financial statements of Makhteshim Agan Industries (ultimate parent company) and, accordingly, they state the assets, liabilities, shareholder's investment, revenues and expenses of the companies as adjusted for this purpose and may not be appropriate for another use.

As instructed, the companies present the internal financial statements in conformity with International Accounting Standards adapted to reflect certain Makhteshim Agan Industries accounting and disclosure policies. Note 2 to the internal financial statements described those policies and certain differences with the International Accounting Standards. We draw your attention to this note especially for the matters relating to the presentation of the statement of cash flow and of certain disclosures, the translation into U.S. dollars of the financial statements of the Brazilian subsidiaries and the change of translation accounting policy of the financial statements of Proficol S.A. into U.S. dollars.

In our opinion, except for described in the preceding paragraph, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Fahrenheit Holding, B.V. and subsidiaries and Celsius Property, B.V. and subsidiaries as of December 31, 2000 and the combined results of their operations and their cash flows for the year then ended in conformity with statements of International Accounting Standard issued by the International Accounting Standard Committee (Note 2) and with the accounting policies of Makhteshim Group.



ARTHUR ANDERSEN
Reviseurs d'Entreprises



s/s Georges Hepner
-------------------
Henri Lemberger (1)



February 16, 2001



(1) signed by Mr. Georges Hepner, partner of Arthur Andersen, Reviseurs d'Entreprises, in absence of Mr. Henri Lemberger.




To the Shareholders of
      Makhteshim Agan Holding, B.V.:



We have audited the consolidated balance sheet of MAKHTESHIM AGAN HOLDING, B.V. (a Dutch company) and subsidiaries as of December 31, 2000, and the related consolidated statement of income and retained earning as set forth in the internal financial statements. The notes to the internal financial statements are an integral part of the financial statements. All information included in these financial statements is the representation of the management of the company. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of subsidiaries whose statements reflect total assets and total revenues of 11% of the consolidated totals. Those statements were audited by other auditors whose report has been furnished to us and our opinion insofar as it relates to the amounts included for those entities, is based solely on the report of the other auditors.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Art audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The financial statements referred to above have been prepared to be used in connection with the preparation of the consolidated financial statements of Makhteshim Agan Industries (ultimate parent company) and, accordingly, they state the assets, liabilities, shareholder's investment, revenues and expenses of the companies as adjusted for this purpose and may not be appropriate for another use.

As instructed, the company presents its internal financial statements in conformity with International Accounting Standards adjusted to reflect certain Makhteshim Agan Industries accounting and disclosure policies. Note 2 to the internal financial statements described those policies and certain differences with the International Accounting Standards.

In our opinion, except for the matter described in the preceding paragraph, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Makhteshim Agan Holding, B.V. and subsidiaries as of December 31, 2000 and the results of its operations and its cash flows for the year then ended, in conformity with statements of International Accounting Standards issued by the International Accounting Standards Committee (Note 2) and with the accounting policies of Makhteshim Group.


ARTHUR ANDERSEN
Reviseurs d'Entreprises



s/s Georges Hepner
--------------------
Henri Lemberger (1)


February 16, 2001



(1) Signed by Mr. Georges Hepner, partner of Arthur Andersen, Reviseurs d'Entreprises, in the absence of Mr. Henri Lemberger.



                              AUDITORS' REPORT


                           To the shareholders of


                          UNITED STEEL MILLS LTD.

                          (in stay of proceedings)


We have audited the accompanying balance sheets of United Steel Mills Ltd. (in stay of proceedings) ("the Company") as of December 31, 2000 and 1999 and the consolidated balance sheets as of such dates and the related statements of operations, changes in equity and cash flows - of the Company and consolidated - for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position - of the Company and consolidated - as of December 31, 2000 and 1999, and the results of operations, changes in equity and cash flows - of the Company and consolidated - for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in Israel.

As explained in Note 2, the financial statements referred to above are presented in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.

Without qualifying our opinion, we wish to draw attention to the matter discussed in Note 1a(6) to the financial statements. In the above note it is mentioned, among other things, that the Company incurred losses amounting to NIS 108 million for the year ended December 31, 2000 and working capital deficiency amounting to MS 145 million for same date and shareholders' equity amounting to NIS 0.3 million, including accumulated deficit of NIS 379 million. In March 2000, the Haifa District Court issued an order for stay of legal proceedings against the Company and its subsidiaries, pursuant to section 350 to the Companies Law, 1999, and the Court has also appointed a trustee, a special manager on behalf of the Court to supervise the operations and businesses of the Company and its subsidiaries and to act as a special manager for the Company and its subsidiaries so as to facilitate the formation of a comprehensive recovery plan and a proposal for creditor arrangement. The trustee has advertised, under the consent of the Court, an international public tender for the sale of the combined companies businesses. At this time, a comprehensive recovery plan for the combined companies has not been formed and the results of operations of the combined companies can not constitute a sufficient basis for a minimal creditor arrangement since there is no outsider investor.

These conditions, along with additional conditions set forth in Notes 1b., 10 and 13c raise substantial doubts about the Company's ability to continue as a going concern. The financial statements do not include any adjustments and classification of assets or the amounts and classification of liabilities that may be required should the Company not be able to continue to operate as a going concern.




                                    /s/ KOST FORER & GABBAYTel-Aviv, Israel
KOST FORER & GABBAY
March 13, 2001                        A Member of Ernst & Young nternational




                       REPORT OF INDEPENDENT AUDITOR

                           To the Shareholders of

                      KOOR VENTURE CAPITAL PARTNERSHIP


          We have audited the accompanying consolidated balance sheets of Koor Venture Capital Partnership (the "Partnership") as of December 3 1, 2000 and the related statements of operations, changes in shareholders' equity (deficiency) and cash flows for five year ended December 31, 2000. These financial statements are the responsibility of the Partnership management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with generally accepted auditing standards in the United States and Israel, including those prescribed by the Israeli Auditors' Regulations (Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Partnership management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          The investment in an investee Company is presented at cost offset by additional paid-in capital in respect to a transaction with a controlling interest and not in accordance with the equity method as is required pursuant to pronounce of the Institute of Certified Public Accountants in Israel.

          In our opinion, except for not presenting the investment in an investee company pursuant to the equity method, as stated above, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the as of December 31 , 2000 and the consolidated results of their operations and cash flows for each of the year ended December 31, 2000, in conformity with generally accepted accounting principles in Israel.

          As explained in Note 2, the financial statements referred to above are presented in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.

                                            /s/  KOST FORER & GABBAY

Tel-Aviv, Israel                               KOST FORER & GABBAY
March 30, 2000                        A Member of Ernst & Young International




                              AUDITORS' REPORT

                           To the shareholders of

                  LYCORED NATURAL PRODUCTS INDUSTRIES LTD.

         We have audited the accompanying balance sheets of Lycored Natural Products Industries Ltd. ("the Company") as at December 31 2000 and 1999, and the related statements of operations, changes in equity and cash flows for each of the two years, in the period ended December 31, 2000. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We did not audit the financial statements of certain subsidiary, whose assets constitute 0.9% and 2.8% of the total consolidated assets as at December 31, 2000 and 1999, respectively, and whose revenues constitute 5.3% and 5.9% of the total consolidated revenues for the years ended December 31, 2000 and 1999, respectively. The financial statements of this subsidiary was audited by other auditors whose reports have been furnished to us. Our opinion, insofar as it relates to amounts emanating from the financial statements of such subsidiary, is based solely on the said reports of the other auditors.

         We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts arid disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, based on our audits and the reports of the above-mentioned other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 3 1 , 2000 and 1999, and the results of its operations, the changes in its equity and its cash flows for each of the two years, in the period ended December 3 1, 2000, in conformity with accounting principles generally accepted in Israel.

                                             /s/  KOST FORER & GABBAY

Tel-Aviv, Israel                               KOST, FORER & GABBAY
February 25, 2001                     A Member of Ernst & Young International







                              AUDITORS' REPORT

                           To the shareholders of

                       LUXEMBURG PHARMACEUTICALS LTD.

         We have audited the accompanying balance sheets of Luxemburg Pharmaceuticals Ltd. ("the Company") as at December 3 I, 2000 and 1999, and the related statements of operations, changes in equity and cash flows for each of the two years, in the period ended December 1, 2000. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We did not audit the financial statements of certain companies the excess of losses over investment in which on the equity basis of accounting totaled $252 thousand and $220 thousand as of December 31, 2000 and 1999, respectively, and the Company's share in the net income (losses) of which totaled $ (32) thousand, $ 22 thousand for the years ended December 3 1, 2000 and 1999, respectively. These statements were audited by other auditors whose reports have been furnished to us, arid our opinion, insofar as it relates to data included for this certain companies, is based solely on the reports of the other auditors.

         We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         The Company has restated its financial statements for the year ended December 31 , 1999 in order to retroactively reflect the effect of acquisition of a company from a controlling shareholder of the Company and the sale of land to a shareholder of the Company (see Note 2) a change to which we concur.

         In our opinion, based on our audits and the reports of the above-mentioned other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 3 1, 2000 and 1999, and the results of its operations, the changes in its equity and its cash flows for each of the two years, in the period ended December 3 1, 2000, in con.ftnnity with accounting principles generally accepted in Israel.

                                            /s/  KOST FORER & GABBAY

Tel-Aviv, Israel                               KOST, FORER & GABBAY
February 25, 2001                     A Member of Ernst & Young International






Auditors' Report to the shareholders of

Koor Investments Ltd.


We have audited the accompanying balance sheets of Koor Investments Ltd. as of December 31, 2000 and 1999 and the related statements of operations, shareholders' equity and cash flows for each of the three years, the last of which ended December 31, 2000. These financial statements are the responsibility of the Company's Board of Directors and of its Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and Management, as well as evaluated the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects. the financial position of the company as of December 3 1, 2000 and 1999 and the results of its operations, the changes in its shareholders' equity and its cash flows for each of the three years, the last of which ended December 31, 2000, in conformity with accounting principles generally accepted in Israel.

As explained in note 1b, the abovementioned financial statements are stated in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with opinions of the Institute of Certified Public Accountants in Israel.

                                      /s/  Kesselman & Kesselman
Tel-Aviv                              Kesselman & Kesselman
February 25, 2001                     Certified Public Accountants (Isr.)






                               April 25, 2001

                  Auditors' Report to the Shareholders of
                   Solkoor Marketing and Purchasing Ltd.



I have audited the accompanying balance sheets of Solkoor Marketing and Purchasing Ltd. (the "Company") as at December 31, 2000 and 1999, and the related statements of operations and shareholders' equity, for each of the years ended as at such dates. These financial statements are the responsibility of the Company's Board of Directors and of its Management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether financial statements are free of material misstatement, An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and Management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2000 and 1999 and the results of its operations and the changes in shareholders' equity for each of the years ended as at such dates in conformity with accounting principles generally accepted in Israel.

As explained in note 2, the above-mentioned financial statements are stated in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with opinions of the Institute of Certified Public Accountants in Israel.

                                         /s/  Yosef Shimony

                                              Yosef Shimony
                                              C.P.A (Isr.)






                               March 20, 2001


                  Auditors' Report to the Shareholders of
                             Koor Holding Ltd.



I have audited the accompanying balance sheets of Koor Holding Ltd. (the "Company") as at December 31, 2000 and 1999, and the related statements of operations and shareholders' equity, for each of the years ended as at such dates. These financial statements are the responsibility of the Company's Board of Directors and of its Management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and Management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2000 and 1999 and the results of its operations and the changes in shareholders' equity for each of the years ended as at such dates in conformity with accounting principles generally accepted in Israel.

As explained in note 2, the above-mentioned financial statements are stated in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with opinions of the Institute of Certified Public Accountants in Israel.


                                               /s/ Yosef Shimony

                                                   Yosef Shimony
                                                   C.P.A (Isr.)







                               March 14, 2001

                  Auditors' Report to the Shareholders of
                           Koor Technologies Ltd.

I have audited the accompanying balance sheets of Solkoor Technologies Ltd. (the "Company") as at December 31, 2000 arid 1999, and the related statements of operations and shareholders' equity for each of the years ended as at such dates. These financial statements are the responsibility of the Company' s Board of Directors and of its Management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and Management, as well as evaluating the overall financial statement presentation. I believe that my audit provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2000 and 1999 and the results of its operations and the changes in shareholders' equity for each of the years ended as at such dates in conformity with accounting principles generally accepted in Israel.

As explained in note 2, the above-mentioned financial statements are stated in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with opinions of the Institute of Certified Public Accountants in Israel.



                                                /s/ Yosef Shimony


                                                    Yosef Shimony
                                                    C.P.A (Tsr.)





                               March 20, 2001


                  Auditors' Report to the Shareholders of
                          Koor Trusts (1995) Ltd.



I have audited the accompanying balance sheets of Koor Trusts (1995) Ltd. (the "Company") as at December 31, 2000 and 1999, arid the related statements of operations and shareholders' equity, for each of the years ended as at such dates. These financial statements are the responsibility of the Company's Board of Directors and of its Management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and Management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2000 and 1999 and the results of its operations and the changes in shareholders' equity for each of the years ended as at such dates in conformity with accounting principles generally accepted in Israel.

As explained in note 2, the above-mentioned financial statements are stated in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with opinions of the Institute of Certified Public Accountants in Israel.



                                              /s/ Yosef Shimony


                                                  Yosef Shimony
                                                  C.P.A(Isr.)







                              AUDITORS' REPORT

                           To the shareholders of

                      "ALDA" ISRAEL FOREIGN TRADE LTD.

We have audited the accompanying balance sheets of "Alda" Israel Foreign Trade Ltd. ("the Company") at December 31, 2000 and 1999, and the related statements of operations, changes in equity and cash flows for each of the three years, the last of which ended December 31, 2000. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of a certain company the investment in which on the equity basis of accounting totaled NIS 63.5 million and NIS 68.1 million as of December 31, 2000 and 1999, respectively, and the Company's share in the net income of which totaled NIS 73 thousand, NIS 220 thousand and NIS 1,500 thousand for the years ended December 31, 2000, 1999 and 1998, respectively. These statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to data included for this certain. company, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Company has restated its financial statements for the year ended December 31, 1999 in order to retroactively reflect the effect of the operating results of an investee whose investment in the financial statements for December 31, 1999 did not include its operating results for 1999 (see Note 2) a change to which we concur.

As no audited statements of other auditors were furnished, the investment in investee was included according to the adjusted book value as of December 31, 1999. The statement of operations does not include the Company's share in the results of operations of that investee for the year ended December 31, 2000.

In our opinion, except for the absence of information referred to in the preceding paragraph, based on our audits and the reports of the above-mentioned other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2000 and 1999, and the results of its operations, the changes in its equity and its cash flows for each of the three years, the last of which ended December 31, 2000, in conformity with accounting principles generally accepted in Israel.

As explained in Note 2, the above-mentioned financial statements are stated in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with opinions of the institute of Certified Public Accountants in Israel.

                                          /s/      KOST, FORER & GABBAY

Tel-Aviv, Israel                              KOST, FORER & GABBAY
March 11, 2001                         A Member of Ernst & Young International



Kost, Forer & Gabbay                                 Phone: 972-3-6232525
3 Aminadav St     .                                  Fax:   972-3-5622555
Tel-Aviv 67067, Israel

AUDITORS' REPORT
To the shareholders of
KOOR TRADE LTD.

We have audited the accompanying balance sheets of Koor Trade Ltd. ("The Company") as at December 31, 2000 and 1999, and the related statements of operations, changes in deficiency and cash flows for each of the three years, the last of which ended December 31, 2000. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of a certain company the investment in which on the equity basis of accounting totaled NIS 40.2 million and NIS 43.5 million as of December 31, 2000 and 1999, respectively, and the Company's share in the net income of which totaled NIS 55 thousand, NIS 200 thousand and NIS 1,500 thousand for the years ended December 31, 2000, 1999 and 1998, respectively. These statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to data included for this certain company, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The Company has restated its financial statements for the year ended December 31, 1999 in order to retroactively reflect the effect of the operating results of an investee whose investment in the financial statements for December 31, 1999 did not include its operating results for 1999 (see Note 2g.) - a change to which we concur.

As no audited statements of other auditors were furnished, the investment in investee was included according to the adjusted book value as of December 31, 1999. The statement of operations does not include the Company's share in the results of operations of that investee for the year ended December 31, 2000.

In our opinion except for the absence of information referred to in the preceding paragraph, based on our audits and the reports of the other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2000 and 1999, and the results of its operations, the changes in its deficiency and its cash flows for each of the three years, the last of which ended December 31, 2000, in conformity with accounting principles generally accepted in Israel.

As explained in Note 2, the above-mentioned financial statements are stated in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with opinions of the Institute of Certified Public Accountants in Israel.


Tel-Aviv, Israel
March 11, 2001
                                   /s/ KOST, FORER & GABBAY
                                   ------------------------------------
                                   KOST, FORER & GABBAY
                                   A Member of Ernst & Young International



LEVIN, DOV, ORLITZKY & Co. CPA's (Isr.)
            AUDITORS' REPORT
            To the Shareholders of
            KOORSHEVEL LTD.


We have audited the attached balance sheets of Koorshevel Ltd. (hereafter - the company) as at December 31, 2000 and 1999, and the notes to the balance sheets (hereafter - the financial statements). These financial statements are the responsibility of the company's board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the company's board of directors and management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a fair basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the company as at December 31, 2000 and 1999, in conformity with accounting principles generally accepted in Israel.

As explained in note 2a., the financial statements referred to above are presented in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.


Ramat-Gan, Israel
March 8, 200l
                                      /s/ LEVIN, DOV, ORLITZKY & CO.
                                      ------------------------------
                                      LEVIN, DOV, ORLITZKY & CO.
                                      Certified Public Accountants (Isr.)


HAGGAI WALLENSTEIN & Co. CPA's (Isr.)

Independent Auditor's Report

We have audited the accompanying balance sheets of Koor Electronics Ltd. (hereafter - the Company) as of December 31, 2000 and 1999, and the related statements of income (loss) and of cash flows for each of the three years in the period ended December 31, 2000. These financial statements are in the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

As explained in Note 1B, the above-mentioned financial statements are stated in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with opinions of the Institute of Certified Public Accountants in Israel.


Ramat-Gan, Israel
February 21, 2001
                                        /s/ HAGGAI WALLENSTEIN & Co.
                                        ----------------------------
                                        HAGGAI WALLENSTEIN & Co.
                                        Certified Public Accountants (Isr.)

35 Jabotinsky St. (Twin Towers 2), Ramat-Gan 52511, Fax. 03-6135190 Tel. 03-6135197



Kost, Forer & Gabbay                                    Phone: 972-3-6232525
3 Aminadav St     .                                     Fax:   972-3-5622555
Tel-Aviv 67067, Israel


AUDITORS' REPORT

To the shareholders of

SOLOR AGENCIES LTD.


We have audited the accompanying balance sheets of Solor Agencies Ltd. ("the Company") as of December 31, 2000 and 1999, and the related statements of operations, changes in equity (deficiency) and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2000 and 1999, and the results of its operations, the changes in its equity (deficiency) and its cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

As explained in Note 2, the financial statements referred to above are presented in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.

Without qualifying our opinion, we wish to draw attention to the matter discussed in Note 1a. to the financial statements. The Company has suffered losses amounting to approximately NIS 2,050 thousand for the year ended December 31, 2000 and has a working capital deficiency as of December 31, 2000 amounting to approximately NIS 1,225 thousand. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments for the amounts and classification of assets or the amounts and classification of liabilities that may result should the Company not be able to continue and to operate as a "going concern".

Tel-Aviv, Israel
March 11, 2001
                                     /s/ KOST, FORER & GABBAY
                                     ---------------------------------
                                     KOST, FORER & GABBAY
                                     A Member of Ernst & Young International



Kost, Forer & Gabbay                                    Phone: 972-3-6232525
3 Aminadav St     .                                     Fax:   972-3-5622555
Tel-Aviv 67067, Israel


REPORT OF INDEPENDENT AUDITORS

To the shareholders of

KOOR INSURANCE AGENCY (1993) LTD.


We have audited the accompanying balance sheets of Koor Insurance Agency
(1993) Ltd. ("the Company") as of December 31, 2000 and 1999, and the related statements of income, changes in shareholders' equity and cash flows for each of the two years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2000 and 1999, and the results of its operations and cash flows for each of the two years in the period ended December 31, 2000, in conformity with generally accepted accounting principles in the United States.

Tel-Aviv, Israel
February 22, 2001
                                    /s/ KOST, FORER & GABBAY
                                    --------------------------------
                                    KOST, FORER & GABBAY
                                    A Member of Ernst & Young International



Luboshitz Kasierer


REPORT OF INDEPENDENT AUDITORS

TO THE SHAREHOLDERS OF

KNAFAIM - ARKIA HOLDINGS LIMITED

We have audited the accompanying balance sheets of Knafaim - Arkia Holdings Limited ("the Company") and the consolidated balance sheets as of December 31, 2000 and 1999, and the related statements of income, changes in shareholders' equity and cash flows - of the Company and consolidated - for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of subsidiaries whose assets constitute approximately 2.1% and 2% of total consolidated assets as of December 31, 2000 and 1999, respectively, and whose revenues constitute approximately 25%, 18% and 16% of total consolidated revenues for the years ended December 31, 2000, 1999 and 1998, respectively. Also we did not audit the financial statements of affiliated companies, the investment in which is U.S.$19,901,000 and U.S.$18,424,000 as of December 31, 2000 and 1999,
respectively, and the Company's equity in their earnings (losses) is U.S.$1,043,000, U.S.$(970,000) and U.S.$576,000 for the years ended
December 31, 2000, 1999 and 1998, respectively. The financial statements of those companies were audited by other auditors whose reports were furnished to us, and our opinion, insofar as it relates to the amounts included for those companies, is based on the reports of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards in Israel and in the United States, including those prescribed under the Auditors' Regulations (Auditor's Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position - of the Company and on a consolidated basis - as of December 31, 2000 and 1999, and the results of operations, changes in shareholders' equity and cash flows - of the Company and on a consolidated basis - for each of the three years in the period ended December 31, 2000, in conformity with generally accepted accounting principles in Israel. Also, in our opinion, the above financial statements were prepared in accordance with the Securities Regulations (Preparation of Annual Financial Statements), 1993.

As described in Note 2(a), the Company prepares its primary financial statements in values adjusted for changes in the general purchasing power of the Israeli currency as measured by the changes in the exchange rate of the U.S. dollar in relation to the Israeli shekel in accordance with pronouncements of the Institute of Certified Public Accountants in Israel. The accompanying financial statements are a translation of the primary financial statements into U.S. dollars, as described in Note 2(a).


Tel Aviv, March 20, 2001
                                          /s/ Luboshitz Kasierer
                                          ---------------------------
                                          Luboshitz Kasierer
                                          Certified Public Accountants (Isr.)



                        INDEPENDENT AUDITORS' REPORT

           TO THE SHAREHOLDERS OF MASHAL ALUMINA INDUSTRIES LTD.

We have audited the accompanying balance sheets of Mashal Alumina industries Ltd. ("the Company") as of December 31, 2000 and 1999, and the related statements of operations, changes in shareholders' equity and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards, generally accepted in the United States of Aamerica. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and management, as wcll as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2000 and 1999, and the results of its operations, changes in shareholders' equity and cash flows for each of the years then ended in conformity with accounting principles generally accepted in the United States of America.


/s/ Brightman Almagor & Co.
Brightman Almagor & Co.
Certified Public Accountants

Tel Aviv, 22 FEBRUARY, 2001




                        Independent Auditor's Report

We have audited the accompanying balance sheets of Telrad Business Communication Ltd. (hereafter -- the Company), as of December 31 , 2000 and 1999, and the related statements of income (loss) and of cash flows for each of the three years in the period ended December 31, 2000. These financial statements are in the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of Ameria. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements reffered to above present fairly, in all material respects, the financial position of the Company as of December 31 , 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.

As explained in Note B, the above-mentioned financial statements are stated in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with opinions of the Institute of Certified Public Accountants in Israel.

Ramat-Gan, Israel
February 21, 2001                         /s/ Haggai Wallenstein & Co.
                                          HAGGAI WALLENSTEIN & CO.
                                          Certified Public Accountants (Isr.)



                              AUDITORS' REPORT

                           To the Shareholders of

                       SHERATON MORIAH (ISRAEL) LTD.

We have audited the accompanying balance sheets of Sheraton Moriah (Israel) Ltd. (hereafter - the Company) as of December 31, 2000 and 1999, and the consolidated balance sheets of the Company and its subsidiaries as at such dates, and the related statements of income (loss), changes in shareholders' equity and cash flows for each of the years ended on those dates. These financial statements are the responsibility of the company's board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audit

We did not audit the financial statements of a subsidiary consolidated by the proportionate consolidation method, whose assets constitute 10% of the total consolidated assets as at December 31, 2000 and 1999 and whose revenues constitute 26% and 0% of the total consolidated revenues for the years ended on those dates, respectively. The financial statements of this subsidiary were audited by other auditors whose report thereon was furnished to us. Our opinion, insofar as it relates to amounts emanating from the financial statements of that subsidiary is based solely on the said report of the other auditors. Furthermore, the data included in the financial statements relating to the net asset value of the Company's investment in an affiliate and to its share in its operating results is based on the financial statements of that affiliate which were audited by other auditors.

We conducted our audits with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the company's board of directors and management, as well as evaluating the overall financial statements presentation. We believe that our audits, and reports of the other auditors, provide a reasonable basis for our opinion.

In our opinion, based on our audits and on the reports of the above -mentioned other auditors, the financial statements referenced to above present fairly, in all material respects, the financial position of the Company and the consolidated financial position of the company and its subsidiaries as at December 31, 2000 and 1999 and the results of their operations, changes in shareholders' equity and cash flows for each of the years ended on those dates, in conformity with accounting principles generally accepted in Israel.

 As explained in note 2, the above-mentioned financial statements are stated in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with opinions of the Institute of Certified Public Accountants in Israel.

Israel, March 8, 2001
                                           Sincerely yours,

/s/ Levin, Dov, Orlitzky & Co.             /s/ Brightman Almagor & Co.
Levin, Dov, Orlitzky & Co.                 Brightman Almagor & Co.
Certified Public Accountants (Isr.)        Certified Public Accountants (Isr.)




INDEPENDENT AUDITORS' REPORT

To the Stockholder and Board of Directors
Tadiran Electronic Industries, Inc.

We have audited the accompanying consolidated balance sheets of Tadiran Electronic Industries, Inc. and Subsidiaries as of December 31, 2000 and 1999, and the relatad consolidated statements of Operations and retained earnings and cash flows for the years then ended. These consolidated financial statements are the responsibility at the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the board of directors arid management, as well as evaluating the ovarall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tadiran Electronic Industries, Inc., and Subsidiaries as of December 31, 2000 and 1999, and the results their operations and their cash flows for the years then ended, in conformity with generally accpeted accounting principles.

As more fully discussed in Note 14, management has determined to terminate the Company's operations and dispose of all of its assets. Although, at this time there is no intention to dissolve the Company.

Our audits were conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The additional information on pages 16 through 19 is presented for the purpose of additional analysis rather than to present the financial position and results of operations of the individual companies, and is not a required part of the basic consolidated financial statements. This additonal information is the responsibility of the Company's management. Such informaiton has been subjected to the auditing procedures applied in our audits of the baisc consolidated financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic consolidated financial statements taken as a whole.


January 31, 2001                 /s/ Hoberman, Miller, Goldstein & Lesser, P.C.
                                      Certified Public Accountants



Auditors' Report to the shareholders of
Koor Hanpakot Ltd.


 We have audited the accompanying balance sheets of Koor Hanpakot Ltd. as of December 31, 2000 and 1999 and the related statements of operations, shareholders' equity and cash flows for each of the three years, the last of which ended December 31, 2000. These financial statements are the responsibility of the Company's Board of Directors and of its Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of the company as of December 31, 2000 and 1999 and the results of its operations, the changes in its shareholders' equity and its cash flows for each of the three years, the last of which ended December 31, 2000, in conformity with accounting principles generally accepted in Israel.

As explained in note 1b, the above mentioned financial statements are stated in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with opinions of the Institute of Certified Public Accountants in Israel.

Tel-Aviv
                                         /s/ Kesselman & Kesselman
                                         Kesselman & Kesselman
         February 11, 2001               Certified Public Accountants (Isr.)



                               March 14, 2001

                  Auditors' Report to the Shareholders of

                            Koor Properties Ltd.

I have audited the accompanying balance sheets of Koor Properties Ltd. (the "Company") as at December 31, 2000 and 1999, and the consolidated balance sheets of the Company and its subsidiaries as at such dates, and the related statements of operations, shareholders' equity, and cash flows, for each of the three years, the last of which ended December 3 1, 2000. These financial statements are the responsibility of the Company' s Board of Directors and of its Management. My responsibility is to express an opinion on these financial statements based on my audits.

I did not audit the financial statements of certain subsidiaries, including those consolidated by the proportionate consolidation method, whose assets constitute 27% of the total consolidated assets as at December 31, 1999, and whose revenues constitute 3%, 11% and 20% of the total consolidated revenues for the years ended December 31, 2000, 1999 and 1998 respectively. The financial statements of those subsidiaries were audited by other auditors whose reports thereon were furnished to me. My opinion, insofar as it relates to amounts emanating from the financial statements of such subsidiaries, is based solely on the said reports of the other auditors. Furthermore, the data included in the financial statements relating to the net asset value of the Company' s investments in affiliates and to its share in their operating results is based on the financial statements of such affiliates, some of which were audited by other auditors.

I conducted my audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and Management, as well as evaluating the overall financial statement presentation. I believe that my audits, and reports of the other auditors, provide a reasonable basis for my opinion.

In my opinion; based on my audits and on the reports of the above-mentioned other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of the Company and the consolidated financial position of the Company and its subsidiaries as of December 31, 2000 and 1999 and the results oftheir operations, the changes in shareholders' equity and their cash flows for each of the three years, the last of which ended December 31, 2000, in conformity with accounting principles generally accepted in Israel.

As explained in note 2, the above-mentioned financial statements are stated in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with opinions of the Institute of Certified Public Accountants in Israel. .

                                                      /s/ Yosef Shimony
                                                      C.P.A (Isr.)



                        INDEPENDENT AUDITORS' REPORT


The Board of Directors of
Isram Wholesale Tours and Travel, Ltd. and Subsidiaries
(A Majority-Owned Subsidiary of Koor Industries Limited)

We have audited the accompanying consolidated balance sheets of Isram Wholesale Tours and Travel, Ltd. and Subsidiaries (a majority-owned subsidiary of Koor Industries Limited) as of December 31 , 2000 and 1999, and the related consolidated statements of income and retained earnings, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Isram (Israel) Touring, Ltd., a wholly owned subsidiary, which statements reflect total assets of $2,555,000 and $3,638,000 as of December 31 , 2000 and 1999, respectively, and total revenue of $28,670,000, $23,679,000 and $16,401,000 for the years ended
December 31 , 2000, 1999 and 1998, respectively. These statements were audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to the amounts included for Isram (Israel) Touring, Ltd., is based solely on the report of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial stlatement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Isram Wholesale Tours and Travel, Ltd. and Subsidiaries as of December 31 , 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31 , 2000, in conformity with accounting principles generally accepted in the United States of America.


/s/ Israeloff, Trattner & Co. P.C.
Valley Stream, New York
February 13, 2001 , except as to foreign
operations, covered by the other auditors'
report, as to which the date is February 26, 2001