Form 20-F
period 2001-12-31
KOOR INDUSTRIES LTD
filed 2002-06-14
CIK 791531

As filed with the Securities and Exchange Commission on June 14, 2002

===============================================================================

                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                 FORM 20-F

              Annual Report pursuant to Section 13 or 15(d) of
                    the Securities Exchange Act of 1934

                For the fiscal year ended December 31, 2001

                       Commission file number 1-9178


                            KOOR INDUSTRIES LTD.
 -------------------------------------------------------------------------
  (Exact name of Registrant as specified in its charter and translation of
                      Registrant's name into English)

 -------------------------------------------------------------------------
                                   Israel
 -------------------------------------------------------------------------
              (Jurisdiction of incorporation or organization)

                 21 Ha'arbaa Street, Tel Aviv 64739, Israel
 -------------------------------------------------------------------------
                  (Address of principal executive offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                                       Name of Each Exchange
         Title of Each Class                            On Which Registered
---------------------------------------               -------------------------
  American Depositary Shares, Each                    New York Stock Exchange
     Representing 0.20 Ordinary
Shares, Par Value NIS 0.001 Per Share


Securities registered or to be registered pursuant to Section 12(g) of the Act:
-------------------------------------------------------------------------------

                                    None
-------------------------------------------------------------------------------
                              (Title of Class)

Securities for which there is a reporting obligation pursuant to
Section 15(d) of the Act:

                                    None
-------------------------------------------------------------------------------
                              (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:
                      15,882,405 Ordinary Shares, Par Value NIS 0.001 Per Share
                      ---------------------------------------------------------

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

===============================================================================

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

         In this annual report, unless otherwise specified or unless the context otherwise requires, all references to "Koor," "we," "us," or "our" are to Koor Industries Ltd., a company organized under the laws of the State of Israel, and its consolidated subsidiaries.

         In this annual report, unless otherwise specified or unless the context otherwise requires, all references to "$" or "dollars" are to U.S. dollars and all references to "NIS" are to New Israeli Shekels. Unless otherwise stated, certain amounts reported in adjusted NIS on Koor's consolidated financial statements for the year ended December 31, 2001 have been translated into U.S. dollars for the convenience of the reader at the exchange rate of the dollar on December 31, 2001 (NIS 4.416 = $1.00), as published by the Bank of Israel (see Note 2B(1) to our consolidated financial statements included elsewhere in this annual report). Therefore, it is possible to compute the dollar equivalent of any of the figures in adjusted NIS by dividing such NIS by the rate of exchange at December 31, 2001.

         In this document, all references to Koor's percentage of equity ownership in its subsidiaries are prior to having taken into account the possible dilution that may be caused by the exercise of options granted to executive officers of certain subsidiaries or of other convertible securities.

                                       TABLE OF CONTENTS

Item 1.     Identity of Directors, Senior Management and Advisers.................................1
Item 2.     Offer Statistics and Expected Timetable...............................................1
Item 3.     Key Information.......................................................................1
Item 4.     Information on the Company...........................................................14
Item 5.     Operating and Financial Review and Prospects.........................................43
Item 6.     Directors, Senior Management and Employees...........................................62
Item 7.     Major Shareholders and Related Party Transactions....................................74
Item 8.     Financial Information................................................................76
Item 9.     The Offer and Listing................................................................82
Item 10.    Additional Information...............................................................84
Item 11.    Quantitative and Qualitative Disclosures About Market Risk...........................97
Item 12.    Description of Securities Other than Equity Securities...............................99
Item 13.    Defaults, Dividend Arrearages and Delinquencies.....................................100
Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds........100
Item 15.    [Reserved]..........................................................................100
Item 16.    [Reserved]..........................................................................100
Item 17.    Financial Statements................................................................101
Item 18.    Financial Statements................................................................101
Item 19.    Exhibits............................................................................101
Index to Consolidated Financial Statements......................................................F-1

                                   PART I

Item 1   Identity of Directors, Senior Management and Advisers.
         ------------------------------------------------------

           Not Applicable.

Item 2.  Offer Statistics and Expected Timetable.
         ----------------------------------------

           Not Applicable.

Item 3.  Key Information.
         ---------------

Selected Financial Data

         The following selected consolidated financial data as of December 31, 2000 and 2001 and for the years ended December 31, 1999, 2000 and 2001 has been derived from our audited consolidated financial statements. These financial statements have been prepared in accordance with generally accepted accounting principles in Israel, or Israeli GAAP, which differ in certain respects from U.S. GAAP (see Note 28 to our consolidated financial statements included elsewhere in this annual report), and audited by KPMG Somekh Chaikin, independent certified public accountants in Israel. The consolidated selected financial data as of December 31, 1997, 1998 and 1999 and for the years ended December 31, 1997 and 1998 have been derived from other audited consolidated financial statements not included in this annual report and have also been prepared in accordance with Israeli GAAP and audited by KPMG Somekh Chaikin. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to "Item 5, Operating and Financial Review and Prospects" and the consolidated financial statements and notes thereto and other financial information included elsewhere in this annual report.

         The financial data amounts are expressed in adjusted NIS or in dollars. For the convenience of the reader, the 2001 data contains translation of NIS into dollars. No representation is made that NIS amounts have been, could have been or can be converted into dollars at the prevailing rate on December 31, 2001, or at any other rate. All figures have been adjusted to reflect the increase in the Israeli Consumer Price Index, or CPI, and are accordingly all expressed in terms of the purchasing power as of December 31, 2001, and not in the figures as originally reported.

                                                                     Year Ended December, 31
                                        -----------------------------------------------------------------------------------
                                          1997          1998           1999          2000           2001           2001
                                        --------     ---------       --------     ---------      ----------     ----------
                                                         (In thousands, except share and per share data)
                                                       Adjusted NIS as of December 31, 2001                     US Dollars
                                        ---------------------------------------------------------------------   -----------
Operating Data:
Israeli GAAP:
Net sales...........................    11,117,519    11,306,802      9,364,373     7,935,888      7,142,904      1,617,505
Gross profit........................     2,729,422     2,744,352      2,341,708     2,004,807      1,624,824        367,940
Operating earnings..................       844,497       644,676        716,876       682,862        343,043         77,682
Financial expense, net..............       118,210       215,396        321,483       309,176        413,866         93,720
Other income (expense), net.........       143,263       (5,560)         224,265      160,820      (595,920)      (134,946)
Minority interest, net..............       262,502       278,381        (8,161)       (51,778)         8,008          1,813
Net earnings (loss) from continuing
  activities........................       456,752      (17,669)        589,625        54,285    (2,509,062)      (568,176)
Result of discontinued
  activities, net...................        88,173        65,455       (32,751)       217,182       (28,021)        (6,345)
Net earnings (loss).................       544,925        47,786        556,874       271,467    (2,537,083)      (574,521)

Basic earnings (loss) per share.....         34.53          3.11          35.39         17.65       (167.04)        (37.83)
Weighted average number of shares
  used in computing basic earnings
  (loss) per share..................    15,438,487    15,723,996     15,737,564    15,384,206     15,188,463     15,188,463

Diluted earnings (loss) per share...         34.53          3.11          35.05         17.56       (167.04)        (37.83)
Weighted average number of shares
  used in computing diluted
  earnings (loss) per share.........    16,332,927    15,723,996     16,062,126    15,597,253     15,188,463     15,188,463

U.S. GAAP:
Income (loss)  before extraordinary
  item..............................       484,850        41,957        539,943       254,235    (2,512,193)      (568,884)

Net income (loss)...................       487,529        43,800        545,495       254,235    (2,512,193)      (568,884)
Basic earnings (loss) per ordinary
  share.............................         32.48          2.81          34.67         16.52       (165.40)        (37.46)
Basic earnings (loss) per ADS.......          6.50          0.56           6.93          3.30        (33.08)         (7.49)
Diluted earnings (loss) per
  ordinary share....................         31.37          2.80          34.33         16.45       (165.40)        (37.46)
Diluted earnings (loss) per ADS.....          6.27          0.56           6.87          3.29        (33.08)         (7.49)

Balance Sheet Data:
Israeli GAAP:
Working capital.....................     3,088,398     3,536,286        922,984     1,002,463      1,780,101        403,103
Total assets........................    15,063,051    18,036,718     17,615,910    15,030,234     12,882,945      2,917,334
Short-term debt.....................     2,217,744     2,769,371      3,609,275     2,733,576      1,733,852        392,629
Long-term debt......................     2,133,006     4,762,116      4,127,816     3,367,394      4,722,885      1,069,493
Shareholder's equity................     4,596,210     4,133,479      4,446,635     4,367,063      2,101,525        475,889

U.S. GAAP:
Total assets........................    15,349,921    18,240,904     17,808,687    15,186,593     13,362,772      3,025,990
Shareholder's equity................     4,017,533     4,100,357      4,484,710     4,255,288      2,043,383        462,723

Number of shares as of
  December 31, 2001.................    15,307,569    15,723,327     15,730,971    15,192,374     15,168,884     15,168,884

Exchange Rate Information

         The following table shows, for each of the months indicated, the high and low exchange rates between New Israeli Shekels and U.S. dollars, expressed as shekels per U.S. dollar and based upon the daily representative rate of exchange as reported by the Bank of Israel:

Month                                          High (NIS)          Low (NIS)
------------------                           ---------------     ---------------
December 2001..............................      4.416               4.220
January 2002...............................      4.637               4.437
February 2002..............................      4.744               4.588
March 2002.................................      4.716               4.622
April 2002.................................      4.904               4.740
May 2002...................................      4.968               4.829

         The following table shows, for periods indicated, the average exchange rate between New Israeli Shekels and U.S. dollars, expressed as shekels per U.S. dollar, calculated based on the average of the exchange rates on the last day of each month during the relevant period as reported by the Bank of Israel:

Year                                                           Average (NIS)
--------------                                               ------------------
1997.......................................................         3.465
1998.......................................................         3.810
1999.......................................................         4.153
2000.......................................................         4.068
2001.......................................................         4.203

         On June 10, 2002, the exchange rate was NIS 4.978 per U.S. dollar as reported by the Bank of Israel.

         The effect of exchange rate fluctuations on our business and operations is discussed in "Item 5. Operating and Financial Review and Prospects."

Dividends

         In determining whether to declare a dividend, our Board of Directors may take into consideration, among other things, our profits, business and financial condition, economic circumstances and other conditions, as deemed appropriate by our Board of Directors.

         We did not pay or declare any dividend for 2001. We paid final dividends of NIS 14.30 per share and NIS 3.85 per share for 1999 and 2000, respectively.

Risk Factors

         Risks Related to Koor

         We depend on our subsidiaries and affiliates for dividends and management fees.

         We conduct our business primarily through our wholly and partially owned subsidiaries, and are partially dependent upon management fees and cash distributions from our subsidiaries and affiliates as a source of cash flow for funding our corporate level activities. We received management fees in the amount of NIS 33 million and NIS 40 million in 2001 and 2000, respectively, pursuant to management agreements between us and several of our subsidiaries and affiliates. In addition, in 2001, we received NIS 20 million in dividends from Makhteshim-Agan Industries Ltd., or MA Industries. In 2000, we received NIS 357 million in dividends from subsidiaries and affiliates, of which NIS 229 million was received from Telrad Networks Ltd., or Telrad, and NIS 58 million was received from Koor Properties Ltd, or Koor Properties. In recommending dividends and approving management fees, the directors and applicable committees of each of our subsidiaries must take into consideration the legal, tax, and financial effects of such dividends and management fees, as well as the best interests of each such subsidiary. In addition, several of our subsidiaries and affiliates are subject to dividend payment restrictions derived from their organizational documents, credit agreements and tax considerations. If we were to experience a substantial reduction in the level of payments of dividends and management fees, there can be no assurance that alternative sources of cash flow, including bank loans and asset sales, would be available for us to carry out our investment plans, pay dividends on our capital stock and service our debt.

         In addition, all of our unsecured indebtedness is effectively subordinated to all liabilities, including trade payables of our subsidiaries and affiliates. Any right we have to receive assets of our subsidiaries and affiliates upon their liquidation or reorganization (and the consequent right of the holders of our indebtedness to participate in those assets) will be effectively subordinated to the claims of that subsidiary's or affiliate's creditors (including trade creditors), except to the extent that we are recognized as a creditor of such subsidiary or affiliate, in which case our claims would still be subordinate to any security interests in the assets of such subsidiary or affiliate and any indebtedness of such subsidiary or affiliate senior to that held by us. Under Israeli law, certain indebtedness of a company under liquidation, including certain indebtedness resulting from an employment relationship or tenancy, and certain indebtedness resulting from governmental and municipal tax liabilities, may rank senior to other unsecured indebtedness.

         Continuing adverse conditions in the telecommunications industry and in the market for telecommunications equipment have led to decreased demand for our products and have harmed and may continue to harm our business, financial condition and results of operations.

         For the years ended December 31, 2001 and 2000, our telecommunication equipment business accounted for approximately 16.3% and 28.1%, respectively, of our consolidated net sales. Our business in this industry is primarily conducted through our consolidated subsidiary Telrad Networks Ltd., or Telrad. We also own approximately 30% of ECI Telecom Ltd., or ECI, a publicly traded company engaged in the telecommunication equipment business. Telrad's systems and ECI's systems are used by telecommunications carriers and service providers. Many telecommunications carriers and service providers in markets throughout the world have experienced, and are continuing to experience, substantial declines in sales and revenues and have incurred significant operating losses. In addition, many carriers and service providers have stopped deploying new networks or have ceased operations completely and are no longer potential users of Telrad's products or ECI's products. The general worldwide economic downturn has curtailed the ability of existing and prospective carriers and service providers to finance purchases of products such as Telrad's and ECI's, leading to a sharp decline in orders for new telecommunications equipment. Also, we expect the number of carriers and service providers to remain small because of the substantial capital requirements involved in establishing networks.

         For these reasons, Telrad and to a lesser extent ECI, have experienced severe declines in sales since the beginning of 2001 and were forced to take serious measures to reduce expenses during 2001, including the reduction in manpower, streamlining of operations and sale of non-core businesses. As a result of the losses incurred by ECI during 2001, we wrote-off the excess goodwill relating to our investment in ECI. The writing-off of goodwill in ECI, together with our share in ECI's losses and the losses recorded by Telrad, represented nearly 80% of our consolidated losses for the year ended December 31, 2001.

         If these industry-wide conditions persist, they will likely have an adverse impact, which may be material, on our business, financial condition and results of operations. In addition, market perception that these conditions could have an impact upon us may harm the trading price of our ordinary shares, whether or not our business or results of operations are actually affected.

         We need to develop and introduce new products in the telecommunication equipment and defense electronics businesses in order to remain competitive in those industries. We are also partially dependent on licensed technology.

         For the years ended December 31, 2001 and 2000, our telecommunication equipment and defense electronics businesses accounted for approximately
35.2% and 42.8%, respectively, of our consolidated net sales, and 63.54% and 72.32%, respectively, of our total consolidated research and development expenses. In addition, for the years ended December 31, 2001 and 2000, our investment in ECI accounted for 59.7% and 76.5%, respectively, of our total investments in the telecommunications equipment industry. The businesses and markets in these segments are characterized by rapid technological development. Consequently, the ability to anticipate changes in technology and to develop and introduce new and enhanced products incorporating such new technologies on a timely basis will be significant factors in the ability of these businesses to grow and remain competitive. We cannot assure you that we will be able to develop new products and technologies on a timely basis in order to remain competitive in the telecommunication equipment and defense electronics industries. In addition, one of our objectives is to continue to seek to apply several of the advanced technologies developed in our defense electronic businesses to new commercial products. However, we cannot assure you that such technologies will be successfully applied or that markets will develop for such products.

         Generally, our subsidiaries in these industries, including Telrad, Elisra Electronic Systems Ltd., or Elisra, as well as ECI establish their own research and development priorities and budgets. However, several of

Telrad's products have been based on technology licensed from Nortel Networks Ltd., or Nortel. As a result, our ability to introduce new and enhanced products was partially dependent on Nortel continuing to provide advanced technology to Telrad. Following the establishment of Nortel Israel and the related change in Telrad's business, however, such reliance has been substantially reduced.

         Telrad, one of our significant subsidiaries, depends on one key supplier.

         Telrad, one of our significant subsidiaries, is substantially dependent upon its relationship with Nortel as a key supplier of technology and as a key customer of Telrad's products. For the years ended December 31, 2001 and 2000, approximately 9.0% and 15.0%, respectively, of our consolidated net sales and 71.7% and 61.2%, respectively, of Telrad's sales were derived from sales to Nortel. Accordingly, Telrad's sales volume is directly influenced by Nortel's sales forecasts and actual purchases. Although we and Telrad believe that the relationship with Nortel is generally good, if such relationship was to be terminated or diminished for any reason, it could have a material adverse affect on Telrad's business, financial condition or results of operation, which may have an adverse effect on our business as a whole.

         We rely on the expiration of patents and depend on regulatory approval in the agrochemicals industry.

         For the years ended December 31, 2001 and 2000, our agrochemicals business accounted for approximately 54.95% and 44.22%, respectively, of our consolidated net sales. Several of our subsidiaries specialize in the improvement and production of generic agrochemical products, which are products that are based on expired patents. Development of new generic products requires substantial expenditures for research and development, product registration, construction of production lines and marketing in support of new product introduction. An important component for the growth of the agrochemicals business is the successful introduction of new generic chemical products to the market in a timely manner (promptly after patents expire). Reintroduction of any new legislation to extend the life of patents on chemical products could adversely affect the ability of the agrochemicals business to introduce new products.

         Patent protection in Europe is valid for 20 years from the date of application. During the beginning of any patent term, the companies that own patents deal in licensing products in various countries. In February 1997, offices of the European Authority approved an extension of the validity of patents filed for registration since 1985. The extension of the patent term for an additional period ensures patent owners an additional period of exclusivity of 15 years from the date of receipt of first license, provided that the addition may not be greater than 5 years. In most countries, marketing of new products is conditional upon obtaining licensing from the competent authority. The obtaining of licenses is a lengthy process with substantial costs. A possible delay in the development of new products or in obtaining requisite licenses could have a negative effect on our results of operation and financial status.

         Most countries require us to obtain regulatory approval prior to selling newly introduced products, which is both time consuming and expensive. Any delay in the development or introduction of new products or in obtaining regulatory approval from the countries in which our agrochemicals business markets its products may have a material adverse effect on our results of operations and financial condition. In addition, new developments in the field of trans-genetic plant species that are toxic to insects, and plant species that are resistant to fungal disease, may have an adverse effect on our agrochemicals business.

         Our investments in hi-tech companies involves a high degree of risk.

         Through Koor Corporate Venture Capital, or Koor CVC, we invest from time to time in venture capital funds and start-up companies. As of December 31, 2001, we had invested, through Koor CVC, approximately $126 million in such venture capital funds and start-up companies and had committed to invest an additional $52 million in these venture capital funds. During the first quarter of 2002, through Koor CVC, we invested in, and made loans to, startup companies and portfolio venture capital funds (Pitango and Carmel) in the amount of $6 million as part of our commitment to invest in these funds, leaving the remaining obligation for investment in these portfolio funds at $45 million to be drawn upon by the funds over the next 6-8 years, based on their needs. Our investment in hi-tech and venture capital companies carries with it a high level of risk. The main risk factors are:

         o The uncertainty involved in advanced technological developments in the fields of internet and telecommunications, and the lack of certainty that a product will actually be developed or, if and when it is developed, that a market will be found for it, as well as the high marketing costs and intense competition in these fields;

         o The uncertainty existing on the date of commencement of projects as to the total investment required for developing a product and the lack of certainty that funding will be found for the continued development and marketing of products, if developed;

         o The rapid technological changes that characterize the industries of the companies in which we have invested could reduce or cancel demand for products developed by such companies;

         o The dependence of start-up companies, including those in which we have invested, on their founders or on key personnel, especially in the areas of management and development;

         o The lack of certainty regarding the ability of the companies in which we have invested to recruit appropriate personnel, in particular when faced with increasing competition for quality personnel;

         o The lack of intellectual property protection for internet products and increased competition in this area; and

         o The lack of ability to control and manage a company in which we hold a minority stake.

         Our operations are exposed to environmental risks and are subject to environmental regulation.

         The operations of several of our subsidiaries are exposed to the risk of harming the environment, as they manufacture, use, transmit, store and sell toxic and other materials. We believe that these subsidiaries are in compliance with applicable environmental laws and regulations and we have born considerable costs and investments in order to ensure such compliance. We cannot estimate the size or impact of additional expenditures that may be required in the event of amendments to applicable environmental laws or adverse decisions of applicable regulatory authorities. In addition, the risks of causing environmental damage are not insurable risks.

         We are under investigation by the Israeli Office of Restrictive Trade Practices.

         On December 13, 1998, the Investigations Department of the Israeli Office of Restrictive Trade Practices (Israeli Antitrust Authority) announced in a press release that it had concluded the investigation regarding allegations of illegal restrictive arrangements between us, Tadiran Telecommunication Ltd., or TTL (a former subsidiary of Tadiran which merged with ECI in 1999), Telrad, The Israel Telecommunications Corporation Limited, or Bezeq, and Bezeqcall Communications Ltd. in the field of the supply of public switches and in the Network Termination Point, or N.T.R, area. According to the press release, the investigators recommended indicting some of the examinees as a result of the investigation of several allegations, and the Legal Department of the Israeli Antitrust Authority will decide if offenses were in fact committed and if there is sufficient evidential basis for trial.

         On March 4, 2002, Tadiran Ltd., or Tadiran (which committed to indemnify ECI on any damage resulting from the issues under review by the Israeli Antitrust Authority), TTL and Telrad received notice from the Israeli Antitrust Authority that the Israeli Antitrust Authority is considering the possibility of bringing each of these companies to trial for offenses against the Law for Restrictive Trade Practices, 1988 (Israeli Antitrust Law), as a result of the actions of these companies with regard to the supply of public switches between the years of 1993 and 1997. The Israeli Antitrust Authority's notice states that the allegations against Telrad and Tadiran in the field of N.T.R. are still being reviewed by the commissioner of the Israeli Antitrust Authority. See also note 18A to our consolidated financial statements included elsewhere in this annual report.

         Under the Israeli Antitrust Law, penalties may be imposed against an entity which has violated the law. In addition, should it be proven that violations were committed, civil lawsuits may be filed against us and we may be subject to civil penalties, if damages can be proven as a result of a violation of the law. At this early stage, it is not possible to predict the likelihood that any fines will be imposed on us or any civil lawsuits will be filed against us, nor whether any such fines or lawsuits would have an adverse effect on our business, financial condition or results of operations.

         Several of our subsidiaries are exposed to fluctuations in prices of raw materials and commodities.

         Several of our subsidiaries, primarily those in the agrochemical industry, have exposure to risks stemming from fluctuations in prices of raw materials and agricultural commodities. An increase in raw material prices or a decrease in commodity prices (which could lower the selling prices of our products) could lower the profitability of our business.

         Reduction in worldwide spending for military products may adversely affect our profit.

         For the years ended December 31, 2001 and 2000, sales of military products accounted for approximately 18.93% and 14.65%, respectively, of our consolidated net sales. Around the world and in Israel demand for military products has been generally declining during the past few years. Since the beginning of 2001, however, worldwide demand for high tech military equipment and products has increased as many countries are improving their existing military equipment with new technology and investing in new products while reducing their expenditures on traditional military equipment. In Israel, there has been a strengthening of the upward trend in demand for defense electronic products as reflected in the size and rate of receipt of orders, and the increase in backlog which was approximately NIS 3.2 billion and NIS 2.6 billion as of December 31, 2001 and 2000, respectively. This trend is likely to have a positive influence on the profitability and financial condition of our defense electronic business. However, in the event that general military expenditures continue to decline worldwide and are reduced in Israel for systems or projects of the type we produce or perform, and are not offset by greater foreign sales or other new systems or products, there will be a reduction in the volume of contracts or subcontracts we are awarded. Such reductions may result in a material adverse effect on our results of operations and financial condition.

         A continuation of the recent political and economic crisis in Argentina could have a negative impact on our agrochemicals business.

         A serious deterioration in the political and economic situation in Argentina occurred in December 2001, followed the Argentine government declaring the official default on Argentina's foreign debt payments. In the beginning of 2002, the Argentine government announced the end of the parity of the Argentine Peso to the U.S. dollar which has resulted in the peso losing more than two-thirds of its value as of April 30, 2002 and may continue to lose value. As a result of the devaluation, the assets of MA Industries' operations in Argentina, which consisted primarily of trade and other receivables, were decreased by $15 million. In view of the economic and political situation in Argentina, MA Industries recorded a net one-time write-off of $22 million, primarily in respect of bad debts. In addition, MA Industries and several of its subsidiaries have guaranteed indebtedness to banks of its Argentine subsidiary in a total amount of $17 million. For the year ended December 31, 2001 and 2000, sales by MA Industries' Argentine operations represented approximately 2.5% and 4.3%, respectively, of MA Industries' total sales those years. A continuation of this recession in the Argentine economy, including the high inflation levels and the rapid devaluation of the Argentine Peso against the dollar could adversely affect MA Industries' results of operations.

         Risks Related to Israel

         Exchange rate fluctuations and inflation in Israel impact our business.

         A significant portion of the sales of our major subsidiaries and affiliates are made outside Israel in dollars or other non-Israeli currencies while these companies incur significant portions of their expenses in NIS. Alternatively, some subsidiaries and affiliates whose sales are principally in NIS incur expenses in dollars or in other non-Israeli currencies. For example, a significant portion of the sales of our telecommunication equipment, defense electronics and the agrochemicals businesses are in dollars, whereas a significant portion of these businesses expenses are incurred in NIS and are generally linked to the Israeli CPI. In addition, certain borrowings are linked to the dollar or other non-Israeli currencies or to the CPI. The rate of inflation in Israel over the past few years, however, has gradually declined. During the calendar years 1999, 2000 and 2001, the annual rate of inflation was approximately 1.3%, 0% and 1.4%, respectively while the NIS was devalued against the dollar by approximately -0.2%, -2.7% and 9.3%, respectively. Consequently, during the calendar years 1999, 2000 and 2001, the annual rate of inflation as adjusted for devaluation was approximately 1.5%, 2.7% and -7.2%, respectively. In 2000, inflation reached 0% for the first time ever, due to a reduction in prices worldwide and as a result of the high NIS interest rate. The inflation rate in 2001 reached 1.4%. Continued deflation in Israel or a delay in or lack of any devaluation of the NIS in relation to the dollar or other currencies may have a material adverse effect on our results of operations and financial condition.

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

         We and our principal subsidiaries and affiliates are incorporated under the laws of the State of Israel, where our principal offices and a substantial portion of our operations are located. We are directly influenced by the political, economic and military conditions affecting Israel. Accordingly, any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its present trading partners, a significant increase in inflation or a significant downturn in the economic or financial condition of Israel could have a material adverse effect on our business, our results of operations and our financial condition. In addition, there are a number of countries, particularly in the Middle East, which restrict business with Israel or Israeli companies. There can be no assurance that restrictive laws or policies directed toward Israel or Israeli businesses will not have an adverse impact on the expansion of our business.

         The increased hostilities in the West Bank and Gaza Strip affect tourism and other businesses.

         Since September 2000, there has been an escalation of violence in the West Bank and Gaza Strip and increased terrorist activities within Israel, causing a sharp decrease in tourism to Israel and a further deceleration in all aspects of the Israeli economy. The areas of tourism and aviation have been most affected by the increased hostilities, and the recession in the Israeli real estate market has become more entrenched.

         Many of our directors, officers and employees are obligated to perform military reserve duty in Israel.

         Generally, Israeli adult male citizens and permanent residents through the age of 48 are obligated to perform up to 39 days of military reserve duty annually. Some of our directors, officers and employees are currently obligated to perform annual reserve duty. Additionally, under emergency circumstances, all such persons are subject to being called to active duty at any time. We have operated effectively under these requirements since we began operations. No assessment can be made, however, as to the full impact of these requirements on our workforce or business if conditions should change and we cannot predict the effect on us of any expansion or reduction of these obligations.

         Israel's economy may be destabilized.

         Israel's economy has been subject to a number of destabilizing factors. These include a period of severe inflation in the early to mid-1980s, low foreign exchange reserves, fluctuations in world commodity prices, military conflicts and civil unrest. For these and other reasons, the Government of Israel has intervened in different sectors of the economy. Such intervention has included employing fiscal and monetary policies, import duties, foreign currency restrictions and controls of wages, prices and foreign currency exchange rates. The Israeli government has periodically changed its policies in all of these areas. Changes in these policies may make it more difficult for us to operate our business as we have in the past.

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

         There is doubt as to the enforceability of civil liabilities under the Securities Act of 1933, as amended, or Securities Act, and the Securities Exchange Act of 1934, as amended, or the Exchange Act, in original actions instituted in Israel. However, subject to certain time limitations and other conditions, Israeli courts may enforce final judgments of United States courts for liquidated amounts in civil matters, including judgments based upon the civil liability provisions of the Securities Act and the Exchange Act.

         We depend on the availability of certain government benefits and programs.

         We derive and expect to continue to derive benefits from various programs and laws in Israel including tax benefits relating to our "approved enterprise" programs and grants from the Office of the Chief Scientist, or OCS, for research and development. For the years ended December 31, 2001 and 2000, our consolidated companies benefited from government investment grants of approximately NIS 40 million and NIS 15 million, respectively, and received government grants in the fields of research and development of approximately NIS 38 million and NIS 30 million, respectively. To be eligible for these grants, programs and tax benefits, we must continue to meet certain conditions, including making certain specified investments in fixed assets from our equity. From time to time, the Israeli government has discussed reducing or eliminating the availability of these grants, programs and benefits. A change in government policy in these areas would likely have a negative affect on our results of operation and financial condition.

         Under this program, by virtue of the "approved enterprise" status granted to several of our subsidiaries and several of the companies in which we have invested, these companies are entitled to various tax benefits. The income derived from these companies during a period of up to 10 years, from the year in which these companies first had taxable income (limited to 12 years from commencement of production or 14 years from the date of the approval, whichever is earlier), is subject to a corporate tax rate ranging from 0-25%. These companies with "approved enterprise" status are also entitled to an accelerated amortization deduction over five years for fixed assets serving these companies.

         In the event that one of our subsidiaries or investee companies distributes a dividend to shareholders out of income attributable to revenues from an approved enterprise which has received a tax exemption, the company that distributes the dividend is taxed at a rate of 25% of the profit distributed. Deferred taxes in respect of income from approved enterprises were not distributed as a dividend, since it is our policy not to initiate a distribution of a dividend that involves an additional tax liability to us.

         Benefits are conditional upon the fulfillment of terms set forth by law or in deeds of approval. Non-fulfillment of such terms could cause cancellation of the approved enterprise benefits, in whole or in part, and the return of previously provided benefits plus interest and linkage differentials. As of December 31, 2001, our subsidiaries and the companies in which we have invested which have been granted "approved enterprise" status have complied with the terms set forth above.

         As security for the implementation of the approved projects and compliance with the conditions of the approval, a charge has been registered on the above subsidiaries' assets in favor of the State of Israel.

         Risks Related to Our Ordinary Shares

         Our share price may be volatile and may decline.

         Numerous factors, some of which are beyond our control, may cause the market price of our ADSs or ordinary shares to fluctuate significantly. These factors include, among other things, announcements of technological innovations, earnings releases by us or our competitors, market conditions in the industry and the general state of the securities markets (in particular the technology and Israeli sectors of the securities markets).

         Our operating results in one or more future periods may fluctuate significantly and may cause our share price to be volatile.

         Our quarterly operating results may be subject to significant fluctuations due to various factors, including divestitures of companies, competitive pressures and general economic conditions. Because a significant portion of our overhead consists of fixed costs, our quarterly results may be adversely impacted if sales fall below management's expectations. As a result, our results of operations for any quarter may not be indicative of results for any future period. Due to all of the foregoing factors, in some future quarters our sales or operating results may not meet the expectations of public market analysis or investors. In such event, the market price of our ADSs and ordinary shares would likely be materially adversely affected.

Item 4.  Information on the Company.
         ---------------------------

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

General

         We are a diversified investment holding company. We are engaged, through our direct and indirect wholly and partially owned subsidiaries and affiliates, in the following core businesses: telecommunication equipment, defense electronics and agrochemicals as well as in other businesses. We are also engaged in seeking out new investment opportunities in high technology and life science businesses. For the years ended December 31, 2001 and 2000, international sales represented approximately 80.4% and 76.5%, respectively, of our consolidated net sales. A majority of our sales are derived from businesses in which we are the leading producer or provider of such goods and services in Israel. For the year ended December 31, 2001, we reported consolidated net sales of NIS 7,143 million ($1.6 billion), consolidated operating profit of NIS 343 million ($78 million) and a consolidated net loss of NIS 2,537 million ($575 million).

Business Overview

         Strategy

         In October 1997, as a result of several transactions, the Claridge Group (comprised of Claridge Israel Ltd. (Claridge) and affiliated entities) became our largest shareholder, holding of record, as of June 10, 2002, 35.5% of our outstanding ordinary shares. Beginning in July 1998, we initiated an extensive corporate restructuring program, designed to transform Koor into a diversified investment holding company with controlling stakes in leading high-growth, export-oriented Israeli companies. Based on these criteria, we have made the strategic decision to focus on three businesses: telecommunication equipment, defense electronics and agrochemicals. We believe that our holdings in these businesses have the potential to grow internally, as well as through mergers and acquisitions.

         We have implemented key elements of our strategy to date, including a substantial capital reallocation process, in which proceeds from the sale of low growth domestic businesses have been re-invested to increase our stakes in our core businesses. In this regard, since 1999, we have continued to divest of non-core holdings, including our interests in Koor Insurance Agency, Koor Finance, Contahal, Merhav, the Switching Division of Tadiran Telecommunications, Tekem, Tadiran Information Systems, Koor Metals, Phoenicia, Yonah, Tadiran Com, Tadiran Telematics, Mashav, Merkavim Metal Works Ltd., Middle East Tube Co. Ltd. and the Q Group PLC. We also sold real estate assets of Koor Properties for approximately NIS 48 million in 2001 and real estate assets of Tadiran for approximately NIS 270 million in March 2002.

         In addition, as part of our strategy, we are seeking out new investment opportunities in high growth potential businesses in the fields of telecommunications technologies and services located in Israel and around the world. We also invest in Internet ideas and technology through investments in leading funds, and we recently established a joint venture to invest in biotechnology and life science companies in Israel.

         Our Telecommunication Equipment Business

         Our telecommunication equipment business is conducted primarily through ECI and Telrad. Until 1999, our telecommunication equipment business also included the activities of Tadiran Telecommunications Ltd., or TTL, which was merged into ECI in January 1999.

         Our telecommunication equipment business generated NIS 1,165 million and NIS 2,232 million of sales in 2001 and 2000, respectively, representing 16.3% and 28.1%, respectively, of our consolidated net sales for such years. International sales accounted for 85.3% and 78.6% of our telecommunication equipment business' sales for 2001 and 2000, respectively.

         A substantial portion of the sales made by our telecommunication equipment business, other than sales of ECI, which were not consolidated in our results of operations in 2001 and 2000, are made to one principal customer: Nortel. In 2001 and 2000, sales to Nortel represented 55% and 53%, respectively, of our telecommunication equipment business' sales. In May 2000, we, Telrad and Nortel entered into an agreement to establish a new company under the name Nortel Israel. This venture, in which Nortel is the majority shareholder and we own 28%, acquired and operates Telrad's public switching and TX1 Systems businesses, which currently comprise the majority of Telrad's sales to Nortel.

         The principal companies in our telecommunication equipment business are:

                                         Percentage
                                         Of Equity
                                         Ownership       Principal Products and Services
                                         ---------       -------------------------------
ECI Telecom Ltd.                         30.29%(1)       Telecommunication equipment and systems
Telrad Networks Ltd.                     100.00%         Telecommunication equipment and systems


(1) As of December 31, 2001, our interest in ECI was 34.61%; however, in February 2002, ECI completed a $50 million private placement of approximately 12.3% of its ordinary shares, as a result of which our interest in ECI was reduced to 30.29%. ECI is not consolidated in our financial statements and is not included in our backlog data. ECI's ordinary shares are quoted on the Nasdaq National Market (NNM: ECIL).

         ECI Telecom Ltd. (ECI)

         ECI is a provider of advanced telecommunications solutions. Focused mainly on the metropolitan optical and access markets, ECI enables leading service providers and carriers worldwide to maximize their capital investment and reduce operating expenses while providing voice, data, video and multimedia services to their customers. ECI maintains a global sales and customer support network. Its solutions are an integral part of more than 500 telecommunications networks in over 145 countries.

         In 2000, following the appointment of new senior management, ECI announced a new strategic plan designed to focus its operations on key product growth areas, including broad band access, transport systems and media gateways.

         ECI is in the process of implementing a reorganization plan that it announced in 2000. The principal goal of the reorganization plan was a horizontal split of the five main business units of ECI, in order ultimately to turn them into separate public companies directly owned by the current shareholders of ECI. The separation was also expected to improve the performance of each unit through increased entrepreneurship and independence. At the end of 2001, as a result of industry conditions, feedback from customers, and capital market conditions, ECI decided that it would no longer pursue separate public offerings for each of its subsidiaries, however, ECI decided that it would continue to pursue and complete its separation from four main subsidiaries through a transfer of assets, thus creating wholly owned, separate, private companies.

         On January 1, 2001, the five main business units of ECI transferred the employees of various operational departments and split into the following five wholly-owned subsidiaries of ECI, consisting of four newly set up subsidiaries and one existing subsidiary:

         1. Enavis Networks Ltd. (formerly the Transport Networks division of ECI), which provides cross-connect and network management systems and other products that enable telecommunications service providers and large business networks to construct communications networks in an efficient manner;

         2.    Inovia Telecoms Ltd. (formerly the Access Networks division of
               ECI), which provides broadband access products, based on xDSL technology and products that increase the line capacity for the local subscriber loop;

         3. Lightscape Networks Ltd. (formerly the Optical Networks division of ECI), which provides SDH/SONET (Synchronous Digital Hierarchy/Synchronous Optical Network) and optical networking products that comply with a number of international transmission standards;

         4. InnoWave Ltd. (has always been maintained as a separate subsidiary), which provides wireless access solutions for the local subscriber loop; and

         5. ECI Telecom - NGTS Ltd. (formerly the NGTS (Next Generation Telephony Solutions) division of ECI), which provides products intended to increase the transmission capacity of satellite communication, optical cables, microwave and coaxial cables, including VoIP Media-gateways.

         The plan of reorganization is to be effectuated by ECI transferring the relevant assets and liabilities of the business to be conducted by each subsidiary to that subsidiary. As of May 31, 2002, the transfer of assets and liabilities is in the process of being implemented with respect to ECI's three main subsidiaries (Enavis, Lightscape, Inovia). The plan contemplates that ECI will continue to operate its existing manufacturing business, will continue to hold its shares in ECtel Ltd., a publicly traded company in which ECI holds a 59% interest, and various start-up companies, and will perform, on an interim basis, management, technology, administrative and other services for its subsidiaries.

         The transfer of the holding in these subsidiaries to ECI's shareholders was postponed, mainly due to the slowdown in the global telecommunications market and the decrease in demand for ECI's products.

         For the year ended December 31, 2001, ECI reported revenues of $1,015 million, a gross profit of $189 million, a loss from continuing operations of $415 million and a net loss of $412 million. ECI is included in our financial statements on an equity basis only.

         As of December 31, 2001, we had increased our stake in ECI to 34.61% through the following transactions: the exercise of a call option to purchase an additional 5% interest in ECI from Clal Electronics on February 8, 1999 for NIS 593 Million ($142 Million); the merger between ECI and TTL pursuant to which Tadiran received a 12.5% interest in ECI; the effectuation of an open market stock buyback program by ECI in 2000; the purchase by us of all ECI shares held by Tadiran in the first quarter of 2001; and additional open market purchases by us of ECI shares during the second quarter of 2001. Recently, in February 2002, ECI completed a $50 million private placement of approximately 12.3% of its ordinary shares, as a result of which our interest in ECI has been reduced to 30.29%.

         Since the second half of 2000, the worldwide demand for telecommunications products, including those produced by ECI, has steadily declined. As a result, ECI's management decided to undertake a series of efficiency measures during 2001 which included the discontinuation of production and marketing of certain products, the termination of research and development operations in the United States purchased by ECI in the second quarter of 2000, and a reduction of ECI's workforce by approximately 2,000 employees.

         As a result of the continuing drop in global demand for communications products, including ECI's products, the uncertainty with regard to the recovery of the market, the significant reduction in ECI's sales forecasts and the considerable decrease in the fair value of ECI based on the valuation of an independent appraiser we commissioned during 2001, we decided to write-off the balance of the goodwill of the investment in ECI by an aggregate of NIS 1,067 million, to approximately NIS 1,094 million as of December 31, 2001. The write-off is presented in our financial statements as "Group's equity in the operating results of affiliates, net."

         As a result of the updated revenues forecast, and a drop in demand for InnoWave's products, InnoWave commissioned a fair valuation of its intangible assets. As a result of this valuation, ECI recorded in its financial statements, during the first quarter of 2002, a loss of approximately $53 million, for impairment of intangible assets.

         For a discussion of material legal proceedings relating to ECI, please see "Item 8, Financial Information - Legal Proceedings."

         Telrad Networks Ltd.

         Telrad is a leading Israeli company in today's telecommunications market. Its primary activities are developing and building advanced systems in the telecommunications field and the development, manufacturing and selling of advanced OEM (Original Equipment Manufacturer) products to the international markets. In addition, Telrad sells to the local and international markets its own brand of Private Automatic Branch Exchanges (PABXs). Telrad's operations are divided into the following three independent market-oriented divisions:

         o Nortel Telecom Solutions (NTS) - This division is responsible for research and development as well as sales and support of OEM products to Nortel;

         o Advanced Operations Solution (AOS) - This division is responsible for all Telrad production and operates both directly and indirectly through subcontractors;

         o Public Networks Resellers (PNR) - This recently created division is responsible for the sale of products based on Nortel technology and related services to carriers in countries in which Nortel does not intend to operate, subject to the terms and conditions of the license and distribution agreements signed between Telrad and Nortel. Telrad is currently negotiating several additional agreements with Nortel.

         In addition, Telrad has established several independent subsidiaries (see "Start-Up and new subsidiaries" below).

         Reorganization plans

         In November 1998, Telrad's board of directors approved a reorganization plan. According to Telrad's new organizational structure, Telrad's operations were divided in 1999 into three independent market-oriented divisions. At the end of 1999, Telrad's board of directors approved an additional restructuring program which provides for the release of additional employees. In connection with this program, Telrad wrote an expense of NIS 90 million (pre-tax). This plan is in addition to the first plan that was provided for in 1998 at a cost of NIS 226 million (pre-tax). By December 31, 1999, Telrad's work force had been reduced by approximately 950 employees without disturbances to labor relations mainly through voluntary resignations and early retirement, and approximately 100 more employees retired by the end of the first quarter of 2000. In 2000, Telrad included in its financial statements an expense of NIS 261 million (pre-tax) following the approval of Telrad's board of directors of a plan to reduce its work force by another 388 employees. In 2001, Telrad's board of directors approved an additional retirement plan at a cost of NIS 87 million (pre-tax) for the reduction of approximately 150 employees.

         As part of Telrad's reorganization plan, in 1999 and 2000, Telrad effected the spin-off of several of its technology and development divisions and formed them into separate start-up subsidiary companies, in order to provide Telrad with new sources of proprietary technology-based growth in the telecommunications fields.

         Start-ups and new subsidiaries

         During the period starting at the end of 1999 until mid-2000, Telrad effected the spin-off and established several start-up companies.

         Be Connected Ltd. Be Connected is involved in the development and marketing of next generation integrated broadband access solutions to support all types of services (narrowband and broadband) for the telecommunications market.

         During 2000, Be Connected raised $15 million from Cisco Systems Inc., an international communications company, at a post-money value of $140 million.

         At the beginning of 2002, Be Connected concluded its first commercial sale of its products.

         Com-Match Ltd. Com-Match is a pioneer IP-to-PSTN and IP-IP access solutions provider. Its carrier-grade HW and SW integrated set of solutions offers full interoperability between current PSTN and Next-Gen IP networks. Com-Match's sales in 2001 totaled NIS 17.2 million.

         Telrad Hawk Net_I Ltd. (Net_I). Net_I is a provider of fraud and security management systems for IP and NGN designed to meet evolving market needs.

         In October 2001, Telrad sold its entire holdings in Net_I to Ectel Ltd., a publicly traded subsidiary of ECI, in return for shares and options in ECtel.

         Firebit Ltd. Firebit provides network based security and resource sharing solutions through a broadband ready service delivery platform operated by service providers/operators.

         Telrad Tenecs Ltd. (Tenecs) On April 2001, Telrad effected a spin-off of its "Digital-Keybox" line of products and established Telrad Tenecs Ltd. In 2000, the sales from this product line totaled $43 million. The sale of its products to the U.S. market is performed by its U.S. subsidiary, Telrad Tenecs Inc.

         On March 11, 2002, an agreement was signed between Telrad, Tenecs and Congruency Inc. (Congruency), pursuant to which Tenecs merged with Congruency, a company established in 1998 and which is engaged in the development and manufacture of PABX telephony equipment, based on VOIP technology. Following the closing of this transaction, Telrad held 52% of the merged company.

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

         In January 1995, Telrad entered into a cooperation agreement with Nortel that enabled Telrad to market Nortel products in Israel and other specified territories and to sell products developed by Telrad to Nortel.

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

         However, all of the foregoing agreements with Nortel have been changed due to the implementation of the following agreements concerning the establishment of Nortel Israel.

         In May 2000, we, Telrad and Nortel signed an agreement to establish a new company under the name of "Nortel Networks Israel (Sales and Marketing) Ltd," or Nortel Israel. Nortel holds 72% of this new venture, and we hold 28% together with Telrad.

         Nortel Israel acquired from Telrad the sales, marketing and support functions of its public switching and TX1 systems businesses and Telrad's operations in these fields in Israel and in several export markets. In addition, Nortel Israel represents all of Nortel's activities in Israel.

         We invested approximately $5.6 million in the share capital of Nortel Israel and we provided it with a shareholder's loan of $42 million. The loan is repayable in 2003, and bears interest at 6% per year.

         The transactions contemplated by the agreement closed on August 31, 2000 and Telrad sold these businesses to Nortel Israel for approximately $90 million as well as the value of the transferred assets. The business operations that Telrad sold to Nortel Israel constituted about 40% of Telrad's business.

         Telrad retained its proprietary key system business known as SBS and its telecommunications start-up businesses and continued to manufacture directly and through outsourcing arrangements. In addition, Telrad undertakes research and development for Nortel and Nortel Israel.

         As part of the overall agreement, we acquired Nortel's 20% stake in Telrad for $45 million and invested, together with Telrad, $49 million in shares and loans to Nortel Israel.

         In addition, we and Telrad were granted a put option to sell our holdings in Nortel Israel to Nortel and we gave Nortel a call option to buy our holdings in Nortel Israel. These options are exercisable in August 2003, at a price which reflects the sum of our investment in Nortel Israel, plus a yield based on a formula set forth in the agreement.

         Through these agreements, the parties established the terms on which Telrad will supply certain products to Nortel Israel and to other Nortel entities.

         On April 23, 2002, Nortel and Telrad signed license and distribution agreements, allowing Telrad to sell products based on Nortel know-how and technology to a defined list of carriers in countries in which Nortel does not intend to conduct business and/or in which its activities are limited. Telrad is currently negotiating several additional agreements with Nortel.

         Credit Risk Exposure

         As part of the above mentioned agreement with Nortel, Telrad retained the receivables from the related sales that typically include extended credit terms to customers in countries that involve certain risks in light of their political and economic conditions. These countries include Ethiopia, Papua New Guinea, Myanmar, the Palestinian Authority, Chile, Bolivia and Georgia.

         As of December 31, 2001 and 2000, Telrad's long-term credit risk exposure from these agreements amounted to NIS 62 million and NIS 155 million, respectively.

         Cost Reduction Plan

         A major decline in the international communications industry began at the end of the year 2000. Due to the decline, Nortel decided to reduce significantly its purchases from Telrad.

         As a result of the sharp decline in its sales, the management of Telrad decided, at the beginning of the year 2001, to take several steps to minimize the damage. In addition to the reorganization plan and retirement plans discussed above, Telred implemented cost reduction measures, including shutting down two start-up subsidiaries and pausing all recruitment of new personnel, as well as cutting costs in the areas of advertising, travel and exhibitions.

         Telrad's Backlog

         As of December 31, 2001 and December 31, 2000, Telrad had no aggregate backlog of confirmed orders, due to the decline of the telecommunications market, compared to an aggregate backlog of confirmed orders of NIS 1,265 million as of December 31, 1999. Since the beginning of 2001, Telrad has primarily operated in accordance with forecasts submitted to it by its customers.

Our Defense Electronics Business

         Our defense electronics business is conducted through various former subsidiaries of Tadiran Ltd. (Tadiran), including Elisra Electronic Systems Ltd. (Elisra), Tadiran Electronic Systems Ltd. (Tadiran Electronic) and Tadiran Spectralink Ltd. (Tadiran Spectralink), all of which are collectively referred to as "the Elisra Group." Our defense electronics business principally involves the design, manufacture, distribution and support of a wide range of advanced electronic systems, primarily for military purposes. For the years ended December 31, 2000 and 2001, our defense electronics business had sales of NIS 1,163 million and NIS 1,352 million, respectively, representing 14.7% and 18.9%, respectively, of our consolidated net sales during these periods. In 2001, the majority of sales of our defense electronic business were made to defense-related customers.

         In 2001, the Elisra Group's sales to the Israeli Ministry of Defense (IMDF) represented 18% of the Elisra Group's sales.

         The principal companies in our defense electronics business are:

                                              Percentage
                                              Of Equity
                                              Ownership         Principal Products and Services
                                              ---------         -------------------------------
Elisra Electronic Systems Ltd.                100.0             Electronic warfare, equipment and systems
Tadiran Electronic Systems Ltd.               100.0             Command, control, communications and intelligence
                                                                systems for defense applications
Tadiran Spectralink Ltd.                      100.0             Advanced data and video links for military use
BVR Systems (1998) Ltd.                       46.2(1)           Advanced military training and simulation systems

(1) The ordinary shares of BVR are quoted on Nasdaq (Nasdaq: BVRS).

         On January 20, 2000, in an effort to simplify our corporate structure, we, Tadiran and Elisra entered into an agreement pursuant to which Tadiran transferred all of its holdings in Elisra to us free of charge, effective as of January 1, 2000. In addition, Tadiran transferred its shares in Tadiran Electronic and Tadiran Spectralink to Elisra, also free of charge. On June 28, 2000, upon receipt of the relevant approvals, the share transfers were completed.

         Elisra Electronic Systems Ltd. (Elisra)

         Elisra designs, develops and produces electronic warfare and surveillance systems for military purposes, as well as a range of electronic and microwave components for the commercial market. Elisra offers a diversified range of combat-proven electronic warfare (EW) systems, including radar warning systems, active countermeasure systems, comprehensive self-protection systems, electronic intelligence (ELINT) systems and sophisticated communication links, complemented by extremely light-weight components. Elisra also develops a wide range of active and passive microwave components. Microwave and RF components are essential to nearly all intricate electronic equipment, as well as microwave telecommunication and satellite systems.

         On April 8, 2002, we announced that we are in advanced negotiations to sell between 24% - 30% of Elisra's shares to Elbit Systems (Nasdaq: ELST) based on a valuation of Elisra of over $300 million. A definitive agreement was expected to be signed by the end of May 2002, subject to due diligence review and other approvals. However, on June 7, 2002 we announced that in light of our failure to reach agreement with Elbit Systems, the negotiations for the sale have been discontinued. The exclusivity period for negotiations between us and Elbit expired on May 17, 2002

         On June 7, 2002, we signed a binding Heads of Agreement for the sale of 30% of Elisra's shares to Elta Electronic Industries Ltd., or Elta (a subsidiary of Israel Aircraft Industries), on the basis of a valuation of Elisra of approximately $330 million. In addition, we granted an option to Elta to acquire an additional 8% of Elisra, at the same valuation, until the earlier of December 31, 2003 or an initial public offering by Elisra. The signing of a definitive agreement is subject to the completion of due diligence by Elta, and the receipt of approvals from Israel's anti-trust authority and other necessary approvals. In the event this transaction is completed, we expect to record a capital gain of over 60 million dollars, after tax, in the second half of 2002.

         As of December 31, 2001, our defense electronics business had an aggregate backlog of confirmed orders of NIS 3,210 million ($727 million) compared to NIS 2,527 million ($617 million) as of December 31, 2000. In the first quarter of 2002, our defense electronics business received new orders of approximately $32 million.

         Tadiran Electronic Systems Ltd. (Tadiran Electronic)

         Tadiran Electronic is engaged in providing solutions for a variety of customers in the field of C4I (Command, Control, Communication, Computing Intelligence), electronic warfare COMINT systems and spectrum management and control systems.

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

         In March 2001, a fire broke out at the plants of Tadiran Electronic and Tadiran Spectralink, both of which are now wholly-owned by Elisra. The managements of these two companies estimate, on the basis of, among other things, the opinion of their legal advisers in this matter, that the indemnity value which will be received from the insurance companies will not be less than the amount of the fire damages. This indemnity estimate did not include amounts relating to the loss of interim profits of approximately $1.3 million which were recognized in earlier periods in respect of "works in progress" which were damaged by the fire. As of December 31, 2001, we had received advances from the insurance companies amounting to approximately $10 million.

         Tadiran Electronic is also a supplier of the Battle Management Center of the Israeli Arrow Defense weapons system.

         Tadiran Electronic's activities in the field of electronic warfare systems involve the design, development and distribution of a broad range of strategic and tactical electronic warfare systems for ground, naval and airborne platforms. Passive electronic warfare systems analyze and display incoming signals and weapons information, while active electronic warfare systems render hostile communication ineffective through electronic countermeasure techniques.

         Based on electronic warfare technology, a new range of commercial applications has evolved in the area of spectrum management control. Integrated spectrum management and monitoring systems provide nationwide solutions to various telecommunication administrations.

         Tadiran Spectralink Ltd. (Tadiran Spectralink)

         Tadiran Spectralink develops and manufactures data and video links for a variety of applications, including unmanned aerial vehicles, guided weapons and satellite communications. Based on these links, command and control systems for airborne and naval applications are developed.

         BVR Systems (1998) Ltd. (BVR)

         As part of our strategy to focus on the defense electronics business, we and Elisra acquired a 28.6% interest in BVR in 1999. BVR is a diversified world leader in advanced military training and simulation systems, offering highly efficient and cost effective solutions for the simulation, training and debriefing needs of modern air, sea and ground forces. We acquired our interest in BVR through open market share purchases at various prices with an aggregate cost of NIS 20 million, and through the acquisition by Elisra of shares in BVR in a private placement transaction for an aggregate consideration of NIS 14 million. In connection with these share acquisitions, we received the right to appoint three out of seven nominees to BVR's board of directors.

         During 2000, Elisra acquired shares of BVR from several third parties and through a private placement for approximately $10 million. Elisra also purchased all the shares held by us in BVR. During the third quarter of 2000, a provision of approximately NIS 41 million was recorded for the write-off of part of the goodwill, due to a decrease in the value of the shares that is not of a temporary nature. In 2001, Elisra bought an additional 22,300 shares of BVR in the open market (representing approximately 0.2% of BVR's outstanding shares). As December 31, 2001, Elisra's holdings in BVR amounted to 46.2%. Elisra has the right to appoint five out of nine nominees to BVR's board of directors. BVR has been consolidated in our financial statements since September 30, 2000.

         During the first quarter of 2001, the management of Elisra decided to write-off $8.3 million from the balance of goodwill of BVR based on, among other things, its business operations, order backlog and updated evaluations regarding its marketing potential.

         Our Agrochemicals Business

         Our agrochemicals business is conducted primarily through the direct and indirect subsidiaries of Makhteshim-Agan Industries Ltd. (MA Industries), which are Makhteshim Chemical Works Ltd. (Makhteshim), Agan Chemical Manufacturers Ltd. (Agan) and Milenia Agro Ciensias S.A. (Milenia), all of which are collectively referred to as "the MA Group." These companies are leading international suppliers of generic crop protection products. Makhteshim and Agan are Israel's largest producers of insecticides, fungicides and herbicides. Agan is also a manufacturer of synthetic aroma chemicals. For the years ended December 31, 2001 and 2000, our agrochemicals business had sales of NIS 3,925 million and NIS 3,509 million, respectively, representing 54.9% and 44.2%, respectively, of our consolidated net sales during such periods. International activities, primarily sales in Europe, North America and Latin America, accounted for 90.6% and 89.2% of our agrochemicals business' sales in 2001 and 2000, respectively.

         The principal companies in our agrochemicals business are:

                                                       Percentage
                                                       Of Equity
                                                       Ownership      Principal Products and Services
                                                       ---------      -------------------------------
Makhteshim-Agan Industries Ltd.                         52.56(1)      Holding Company
Makhteshim Chemical Works Ltd.                         100.0 (2)      Insecticides and fungicides and other chemicals
Agan Chemical Manufacturers Ltd.                       100.0 (2)      Herbicides and synthetic aroma chemicals
Milenia Agro Ciensias S.A.                             100.0 (2)      Formulation and distribution of crop
                                                                      protection chemicals
(1)  The ordinary shares of MA Industries are traded on the TASE.
(2)  Indicates the percentage of direct ownership by MA Industries.


         The Agrochemicals Business Environment in 2001

         2001 was a difficult year for agrochemicals, during which the world market shrank by about 8% to a volume of 25.6 billion dollars. General economic markets in most regions of the world also declined, for a number of reasons including those detailed below. The fourth quarter of 2001 was overshadowed by the severe financial and economic crisis in Argentina. During the fourth quarter, usually characterized by strong sales in the southern hemisphere, Argentina experienced selective sales by many companies in reaction to the ongoing uncertainty in this important agricultural country which traditionally represents an estimated market of $500-$600 million per year. The crisis in Argentina has also affected neighboring Brazil, where the market decreased in size by about 10%. Most of this impact was felt in the first nine months of 2001 with the erosion of the exchange rate of the Brazilian real from approximately 1.9 reals to the dollar to approximately 2.85 reals to the dollar. This trend reversed itself in the fourth quarter, and the Brazilian real appreciated to an average of 2.5 reals to the dollar. The financial crisis in Argentina and the devaluation in Brazil brought down the annual volume of sales in the Latin American region by roughly 14.5% in nominal US dollar terms. In addition market volumes decreased considerably in Western Europe by 8.2% as a result of the ongoing policy of reducing agricultural areas and the continued use of methods for reducing the use of agrochemicals (such as Integrated Pest Management-IPM). The Far East market, primarily in Japan, shrank as well due to a weak pest year in the rice market and the weakening yen which led to a decrease in dollar terms.

         As a result of a number of mergers in the agrochemicals industry in 1999 and 2000 as part of a move towards consolidation among the major multinational companies, many of these companies were forced to divest of several of their products as a condition for approval of the mergers by anti-trust authorities. These divestitures have provided opportunities for other companies in the industry to enhance their product base. We believe that our alertness and ability to react quickly led to our winning several tenders. At the instruction of the anti-trust commissioner, Syngenta was obliged to sell several products as a condition for approval of the merger between Novartis and Zeneca. After evaluating all the products offered for sale, and their suitability to the MA Group's strategy, we participated in three tenders, and won them all.

         Details on the products the MA Group acquired from Syngenta during the first quarter of 2001 are presented below:

         o Propaquizafop is a herbicide used on weeds in broad-leaved crops such as cotton, rapeseed, soya, potatoes, peanuts, green beans and various other vegetables. This product is protected by patents that were transferred to a subsidiary as part of the transaction, and is intended mainly for the markets of Western Europe.

         o Tau Fluvalinate is an insecticide used against aphids. It is a "green" product (environmentally friendly) and is used mainly in grains and stone fruits, in orchards and in flowers. This product is intended mainly for the markets of Western Europe.

         o In addition, the MA Group acquired the distribution rights for a group of products in Scandinavian countries that contain 5 fungicides formulated to treat grain crops: Corbel, Tilt Top, Tilt, Stereo and Tern. We believe that these products are considered leaders in their fields.

         In addition, in January 2001, the MA Group completed the acquisition of the following products from Aventis:

         o Guazatine, also known by the commercial name "Panoctine," is a material used to disinfect grain and cotton seeds, and is formulated to prevent diseases from developing in the seed or the soil, mainly the disease Fusarium spp. The material constitutes an excellent marketing platform for joining with the MA Group's existing products for the seed treatment market. This product is sold mainly in Northern and Western Europe.

         o Clofentezine, which is also known by its commercial name "Apollo," is a product formulated to protect plants from mites, which infest mainly orchards, citrus, vines and rapeseed. This is a relatively new product that is considered environmentally friendly. Apollo is one of the most important materials in its field. We believe that it is synergetic with the MA Group's existing product portfolio, and will contribute to strengthen the MA Group's marketing position. The product's principal target markets are the U.S., Japan and Western Europe.

         All of these acquisitions are strategic to MA Group, and their objective is to strengthen its distribution and marketing position, particularly in Western Europe, while taking full advantage of production synergies. The year 2001 was the first year of operation for these products.

         Bayer's acquisition of Aventis Crop Science in 2001 has led to expectations of demand for the sale of some of their products as a condition for the approval of the transaction by the European Anti-Trust Commissioner. We believe that this will lead to opportunities to expand the MA Group's product portfolio, and will generate additional future potential for supply by the outsourcing demand resulting from decreasing production sites.

         We estimate that in the coming year, mergers within the agrochemicals industry will offer additional sales opportunities. We will focus on identifying and acquiring products and distribution channels which will enable us to strengthen our market presence, particularly in Europe and North America.

         As our portfolio strengthens, we are examining the possibility of penetrating markets in which our presence today is marginal, including Germany, Scandinavia, the United States and Poland. This can be achieved with the support of the acquired products, for which there is a market in those countries, along with attempts to identify and acquire suitable distribution companies.

         In view of the declining agrochemicals market, the MA Group decided at the end of 1999 to implement an internal restructuring plan, which includes consolidating manufacturing facilities, both in Israel and abroad; reducing the number of employees, particularly among administration and management; across-the-board cost-cutting measures; focusing on the MA Group's essential businesses; and improving the MA Group's operating cash-flow to take advantage of opportunities within the industry as they arise. Specifically, the MA Group consolidated its manufacturing plants in Brazil, closed down its Be'er Sheva-based production facilities and relocated production to the MA Group's main plant in Ramat Hovav. During 2001, savings of approximately $15 million were achieved, by significantly reducing fixed expenses and cutting manpower. Also during 2001, the MA Group continued the process of optimizing working capital, as a result of the measures taken with regard to customer credit, inventories and supplier credit. Consequently, for the third running year, there is significant improvement in cash flows from operating activities, which totaled $134 million.

         Crop Protection

         Generic agrochemicals offer an alternative source for widely utilized chemicals previously manufactured under patents by larger research-based chemical manufacturers. Research-based chemical manufacturers often focus their resources on developing new agrochemicals and supply of additional chemicals by generic manufacturers, such as Makhteshim and Agan, to supplement their capacity. In the next few years, as a result of decreased resources committed to research and development of new agrochemicals products and the expiration of existing patents, a significant number of widely used agrochemicals are expected to lose patent protection in many geographic regions (primarily South America), substantially increasing the available market for sales by generic manufacturers. The off patent component of the agrochemical industry is expected to grow from about 55% today to over 70% of the agrochemical market by 2004. In addition, the modernization of the agricultural industries of Eastern Europe and other developing countries offers increasing sales opportunities for both research-based and generic agrochemical manufacturers.

         The major competitors in the international market for agrochemicals are major international research-based chemical producers. These major international chemical producers have significant influence on the prices of most of Makhteshim's and Agan's products. In the Israeli market, Makhteshim and Agan compete with importers with respect to most of their products, and Makhteshim competes with both importers and Israeli producers with respect to non-pesticide products.

         The development of new generic products requires significant investment for research, licensing, establishment of production and marketing facilities. The MA Group typically focuses on products that require a high degree of sophistication in process development and production, and are, therefore, less susceptible to extensive competition.

Their prices, therefore, tend to be relatively higher than sectors where competition is more prevalent. For many of these products, the MA Group is the world's second largest manufacturer, with the original research-based chemical company maintaining the majority share. We believe that the MA Group's ability to compete with major international research-based chemical companies and other generic chemical manufacturers is based upon their flexible manufacturing facilities, advanced research and development capabilities, fulfillment of stringent registration and licensing requirements of various countries, compliance with environmental regulations, material purity and worldwide marketing and cooperation with certain multinational companies with respect to the production and marketing of numerous products. An essential component of the MA Group's ability to maintain its market share on the worldwide market is the successful introduction of new generic products immediately after the expiration of the patents validity. In 1998, an amendment was passed to Israeli Patents Law 1967, which has certain beneficial ramifications for the Israeli agrochemical industry. Under this amendment, (i) subject to certain conditions, research activities on a patent during the patent period for the purposes of production deployment after the patent expiration will not constitute misuse of an invention, and (ii) the period of patents in the agrochemical industry cannot be extended. These changes should facilitate the introduction of new products by the MA Group.

         The MA Group plans to develop, over the next several years additional agrochemical products, including fungicides, insecticides, herbicides and biotechnological products, based primarily on a substantial number of patents held by other parties expiring within the next few years. The MA Group's total average investment program for the next several years for internally developed products and acquisition of businesses could reach an estimated yearly budget of $100 million and includes substantial investments in these products. Recently, the MA Group purchased the right to manufacture and market certain new agrochemical products from the developers of such products.

         New research and developments in the field of trans-genetic plant species that can tolerate insects and in plant species that are resistant to fungal diseases may have an adverse impact on the demand for the MA Group products during the next few years, depending upon the success of such developments.

         Makhteshim and Agan market their crop protection chemicals primarily to foreign manufacturers, which use such chemicals in the formulation of a wide range of products and sell the formulations to distributors and end users. Agan manufactures over 20 different active ingredients, which are sold as technical grade materials and "ready" formulations. These technical grade materials are used in the formulation of a wide range of herbicides and plant growth regulators. The "ready" formulations are sold to distributors. Agan sells its synthetic aroma chemicals principally to the detergent, soap and cosmetics industries. No single product manufactured and sold by Makhteshim and Agan accounted for more than 10% of Makhteshim's and Agan's total sales in 2001 and 2000.

         Foreign Activities

         As part of our strategy to focus on our core businesses and increase market penetration in the agrochemicals industry, we have continued to expand our agrochemicals business abroad.

         In December 1998, the MA Group acquired a 45% interest in Productos Fitosanitarios Proficol El Carmen S.A. (Proficol), one of the leading agrochemicals distribution companies in Colombia. In December 2000, the MA Group acquired another 12.5% of Proficol (Colombia), achieving an aggregate stake of 57.5%. We believe that Proficol constitutes a significant anchor for the MA Group activities in the Paco-Andeau region (the northern South American countries).

         In the beginning of 1999, Milenia Particapacoes S.A. (Milenia), MA Industries' majority-owned consolidated subsidiary in Brazil, established a joint venture with Kasba S.A., a leading marketer of agricultural inputs (including fertilizers, seeds and crop protection chemicals) in Paraguay.

         In August 2000, MA Industries acquired the outstanding minority interest (approximately 28.5%) in Milenia from its minority shareholders and, thereby, obtained full ownership of Milenia. Pursuant to the acquisition agreement, MA Industries paid approximately $22 million in cash and 12.4 million shares of MA Industries stock valued at $28 million, with respect to 8.9 million of which it granted a Put option to be exercised in January 2002, as well as a future payment based on Milenia's profits in 2000 and 2001. In December 2001, MA Industries negotiated and signed a supplementary agreement with the minority shareholders in order to settle the continuing obligations of MA industries under the original agreement. Pursuant to the supplementary agreement, MA Industries purchased 5.9 million shares of its stock from minority shareholders for approximately $15 million pursuant to an early exercise of the Put option, with the remaining 3 million shares subject to the Put option being waived by the minority shareholders. In addition, MA Industries paid approximately $8.3 million to the minority shareholders in cash in satisfaction of its payment obligations based on Milenia's profits in 2000 and 2001. In August 2001, we sold 19,383,000 shares of MA Industries for approximately NIS 170 million (based on a stock market price of NIS 8.80).

         In October 2001, MA Industries and several of its subsidiaries entered into a securitization transaction, pursuant to which the subsidiaries agreed to sell all their accounts receivable to several foreign companies which were established for this purpose, but which are not owned or controlled by MA Industries or its subsidiaries. The acquisition of the accounts receivable by these companies was financed by Kitty Hawk Funding Corp., a United States corporation and an affiliate of the Bank of America Group. The volume expected to be at the disposal of the companies purchasing the accounts receivable is approximately $150 million, on a current basis, so that the considerations received from the customers whose debts were sold will be used to purchase new debts. Under the terms of the securitization agreements, MA Industries will handle collection of the sold debts for these companies in consideration of a fee, which is to be determined in accordance with such agreements. The debts of customers of MA industries' South American subsidiaries were not sold under this securitization transaction. As of December 31, 2001, MA industries received cash proceeds of approximately $96 million from this securitization transaction.

Our Venture Capital Business

         As part of our strategic plan, we are exploring new investment opportunities in high growth potential businesses located in Israel and around the world in the fields of telecommunications and wireless, semiconductors, enterprise software, biotechnology and life sciences.

         In January 2000, we and a wholly-owned subsidiary established a registered partnership called "Koor Corporate Venture Capital" (Koor CVC), within which we are concentrating our investment activities in venture capital funds and in high-tech companies with growth potential. The action was taken to implement our strategic decision to increase our investments in those areas.

         Within this context, Koor CVC joined, as a limited partner, and committed to invest up to a total of $73 million in, a number of venture capital funds, including Pitango Venture Capital Fund III L.P. (formerly Polaris Venture Capital Fund III L.P originating in Israel), BRM Capital Fund L.P., Genesis Partners II (Israel) L.P., Carmel Software Fund (Israel) and Synergy Ventures Partner (BVI) LT, Star Management of Investment No II
(2000) L.P. and Delta Ventures (Ltd.). Koor CVC is entitled to permanent representation on the advisory committees of several of these funds.

         Koor CVC also signed agreements with various start-up companies to invest up to a total of $106 million in them directly.

         During 2001, Koor CVC invested $33 million in new and current portfolio start-up companies, such as Wanwall, Comsys, Medgenics, Proficiency and Simbionix.

         During 2001, Scopus Ltd., a subsidiary of Koor CVC, issued preferred shares to third parties for a total consideration of $17.4 million. Following the issuance, the percentage of Koor CVC's holding in Scopus decreased to 49.4% and its consolidation into our results of operation was terminated beginning with the fourth quarter of 2001, with the investment in Scopus Ltd. being reflected in our consolidated balance sheets under the line "Investments in affiliates."

         In May 2001, Koor CVC sold, free of charge, all of its holdings (50%) in SigmaOne Communications (SigmaOne), which it acquired for $5 million in 2000, to the KL-LLC group, the other shareholders of SigmaOne. In the sale transaction, we and the buyers transferred $2 million to SigmaOne, to ensure its operation as a going concern. We also replaced the existing debt of SigmaOne owed to us with new debt, which includes an option to convert the debt to shares of SigmaOne, representing approximately 15% of the capital as of the transaction date.

         As a result of these transactions, we wrote off the investment of $5 million in SigmaOne and we recorded a provision in our financial statements in the amount of our investment in SigmaOne, including the loans which we extended to it, of approximately $10 million.

         During 2001, Koor CVC made $40 million of provisions for several of its portfolio companies and transactions, including the SigmaOne transaction. These provisions were as a result of depreciation in value and closures in some of the companies, as well as precautionary provisions in other portfolio companies in light of changes in their respective business environments and business plans.

         As of December 31, 2001, we had invested, through Koor CVC, approximately $126 million in such venture capital funds and start-up companies, including $8 million to acquire Tadiran Scopus Ltd. from Tadiran Ltd.

         On December 31, 2001, Koor CVC had a commitment to invest an additional $52 million in portfolio companies and venture capital funds.

         During the first quarter of 2002, Koor CVC invested in, and made loans to startup companies and portfolio venture capital funds (Pitango and Carmel) in the amount of $7 million as part of its commitment to invest in these funds, leaving the remaining obligation for investment in portfolio funds at $45 million to be drawn upon by the funds over the next 6-8 years, based on their needs.. During the first quarter of 2002, Koor CVC made $3 million of provisions due to changes in valuations of portfolio companies and portfolio funds.

Our Other Businesses

         We have an interest in certain service industries, mainly tourism, real estate, aviation and trading. In previous years, our "other businesses" segment also included construction and infrastructures, electrical appliances, software, food, consumer products and metal products, as well as the production of batteries.

The principal companies in our other businesses are:

                                                  Percentage
                                                  Of Equity
                                                  Ownership      Principal Products and Services
                                                  ---------      -------------------------------
Sheraton Moriah (Israel) Ltd.                       55.0         Hotel chain
Knafaim-Arkia Holdings Ltd.                         28.3(1)      Aviation and tourism services
Koor Properties Ltd.                               100.0         Real estate
Koor Trade Ltd.                                    100.0         International trade

(1)  Not consolidated in our financial statements and not included in our business data.
     The ordinaryshares of Knafaim are traded on the TASE.

         Tourism

         Our interests in Israel's tourism industry include ownership and management of hotels and resorts, and other tourism-related services, such as airlines. For the years ended December 31, 2001 and 2000, our tourism business had sales of NIS 426 million and NIS 630, respectively.

         Sheraton Moriah (Israel) Ltd. (Sheraton)

         On January 24, 1999, we and Sheraton International Inc. won a public tender for the purchase of a 100% interest in Sheraton Moriah. On April 12, 1999 the transaction was completed based on a value of NIS 270 million ($63.5 million). In October 1999, we completed the sale of a 20% interest in Sheraton Moriah to a subsidiary of Bank Hapoalim. Currently, we have a 55% interest in Sheraton Moriah.

         On December 30, 1999, we merged our other hotel operations, including our interest in Herod's Hotel in Eilat, into the Sheraton Moriah network.

         The Sheraton Moriah hotel network consists of approximately 2,800 rooms in 10 owned or leased hotels in major tourist destinations in Israel, operating under the following brand names: Sheraton (seven hotels), Luxury Collection (one hotel) and Sheraton Four Points (two hotels), with an additional two hotels subleased to a third party.

         Due the escalation of violence in Israel since October 2000, there has been a significant decrease in incoming tourism to Israel, which has caused a decrease in occupancy rates and revenues and the impairment of operating results.

         Knafaim-Arkia Holdings Ltd. (Knafaim)

         We hold a 28.3% interest in Knafaim. Knafaim owns a variety of businesses in the travel and tourism industry, including Arkia Israeli Airlines Ltd., Israel's largest domestic airline. Arkia also purchases and leases back aircraft and operates charter flights to Europe. Knafaim also holds other companies that supply various tourism services, both domestically and internationally.

         Histour Eltiv Ltd. (Histour)

         On February 21, 2000, we completed the transfer of our holdings (51%) in Histour which provides tourist services in Israel for the release of our guarantees of the liabilities of Histour. In addition, we invested approximate NIS 16 million in Histour in exchange for preferred shares in Histour. We sold all our shares for some NIS 2 million during May 2002.

         Real Estate

         Koor Properties Ltd. (Koor Properties)

         Koor Properties, our wholly-owned subsidiary, owns and develops real estate in Israel. In 1999, Koor Properties assumed the management of seven Tadiran sites with an aggregate area of 250,000 square meters. Annual rent from these sites is NIS 47 million ($11.4 million). In addition, as of December 31, 2001, Koor Properties owned an aggregate of 61,000 square meters of real property, of which a significant part is undeveloped and the remainder is in various phases of development. Koor Properties has entered into several agreements with respect to this property to build industrial and commercial parks and to build, renovate and lease buildings. The land is being developed according to market conditions, and the development is being financed through bank loans secured by the land. Koor Properties also owns a prefabricated concrete element plant.

         In October 2000, Koor Properties entered into a series of agreements with various companies of the Delek Group. These agreements related to the rights of Koor Properties in various real estate assets covering a total area of about 135 dunams or about 34 acres, which are designated as agriculture, industry and residential properties. In addition, Koor Properties undertook to build for the Delek Group on certain portions of this land, a logistics center covering about 10,000 square meters. The total consideration for the rights in the land and for the construction of the building was approximately $20.8 million.

         During 2001, a consolidated subsidiary of Koor Properties sold part of its real estate assets for NIS 48 million (of which approximately NIS 32 million will be received in 2002). We did not record any profit or loss from the sale.

         Trade

         Koor Trade Ltd. (Koor Trade)

         Koor Trade, our wholly-owned subsidiary, imports, exports and distributes a broad range of industrial, agricultural and consumer products through its worldwide network of offices, including offices in Europe, Asia, Latin America and Australia. For the years ended December 31, 2001 and 2000, Koor Trade had sales of NIS 149 million and NIS 113 million, respectively. Koor Trade owns a 49% equity interest in Balton C.P limited, an English international trading company, which is engaged in trading activities in seven countries in Africa relating to agricultural, telecommunications, electromechanical and air-conditioning equipment, construction and other projects.

         Construction and Infrastructures

         In 2001, our construction and infrastructures segment discontinued operations due to the discontinuation of activity of USM, which was consolidated in the construction and infrastructures segment. See Note 3G to our consolidated financial statements. In 2000, our construction and infrastructure segment included Middle East Tubes Co. Ltd. and Mashav Enterprise and Development Ltd., both of which were sold during 2000. In 1999, this segment included Merhav Building Materials and Ceramics Ltd., which was sold during 1999.

         United Steel Mills Ltd. (USM)

         On November 5, 2001, the Haifa District Court gave a liquidation order for USM, under which Adv. Ilan Shavit was appointed as special manager until a permanent liquidator is appointed. Previously, from March 16, 2000 to July 30, 2001, the group was managed under a stay of proceedings order, and from August 1, 2001 under a temporary liquidation order.

         Due to the liquidation proceeding, which commenced on August 1, 2001, the consolidation of USM in our financial statements was terminated at the beginning of the third quarter of 2001. In 2001, the operations of USM constituted the entire activity in the construction and infrastructure segment in our operations, following the sale of two other companies in this segment. Accordingly, in our consolidated statement of operations, including the earnings (loss) per share for the year ended December 31, 2001, operations in the construction and infrastructure segment are presented as a segment whose operations were discontinued. In addition, our consolidated statements of operations for previous years were restated in order to reflect the discontinuation of operations in this segment (see
Note 23(H) in the financial statements).

         During 2001, in the period when USM was managed under the stay of proceedings order, we made available, ex gratia and without committing to it, a special line of credit of about NIS 28 million, which was given concurrently with credit arrangements given ex gratia by the banks, and was intended to finance the expenses relating to the workers' retirement arrangements, as well as the sale of USM plants.

         Since we were not a guarantor for the debts of USM to third parties, we had no share in USM's loss for the first six months of 2001 beyond the amount set forth above.

         Mashav Enterprise and Development Ltd. (Mashav)

         In January 2000, we sold our entire 50% holding in Mashav to Clal Industries and Investments Ltd. for approximately NIS 903 million ($214 million). We also received 47.5% of the share capital of Mashal Alumina Industries Ltd., a former subsidiary of Mashav, whose business is the development of a process for producing Alumina, an aluminum compound. Our net capital gain in respect to this transaction amounted to approximately NIS 237 million (after the allocation of NIS 131 million deferred taxes). Prior to the sale, on December 30, 1999, we received dividends from Mashav in the amount of NIS 360 million.

         On October 5, 1997 and January 5, 1998, in authorizing our merger with the Claridge Group, the Controller of Restrictive Trade Practices imposed certain restrictions on both us and the Claridge Group regarding our joint holdings with Clal Industries and IDB in Mashav (including
Granite) and in ECI. In accordance with these restrictions, we entered into an agreement in April 1998 with Clal Industries pursuant to which Clal Industries received an option to acquire 25% of Mashav's share capital from us.

         Other Divestitures

         Koor Insurance Agency

         In January 2001, we sold all our holdings in Koor Insurance Agency for consideration of approximately NIS 5 million. The profit from the transaction was approximately NIS 3 million.

         Other Investments

         Electric Fuel Corporation Ltd. (EFC)

         On March 15, 2000, we entered into an agreement with Electric Fuel Corporation Ltd. (EFC), a public company whose shares are traded on the Nasdaq pursuant to which EFC would acquire Tadiran Batteries from Tadiran and we would invest $10.5 million in EFC in exchange for an allotment of approximately 14% of EFC common stock to us and Tadiran. In May 2000, the sale of Tadiran Batteries was cancelled by mutual consent. In May 2000, we invested $10 million in the share capital of EFC. On June 15, 2000, Tadiran entered into an agreement to sell its interest in Tadiran Batteries to EFC for a total consideration of approximately $33 million.

         Our investment in EFC shares is presented in our consolidated balance sheets as of December 31, 2001 as a current investment in listed securities in the amount of approximately $1.3 million, or approximately 3.2% of EFC's share capital.

         Nice-Systems Ltd. (Nice)

         In 2000, we purchased 648,769 ordinary shares of Nice (or approximately 5.0%) through open market purchases for $16 million. This investment is presented in our consolidated balance sheets as of December 31, 2001 as a current investment in listed securities in the amount of approximately $10 million.

Suppliers

         The companies engaged in our businesses purchase the materials and components used in their products from numerous independent suppliers. These materials and components are not normally purchased under long-term contracts. Most of the items purchased by these businesses are obtainable from a variety of suppliers, and such businesses normally maintain alternative sources for major items. In some cases these companies have annual purchasing agreements with their major suppliers, which establish prices, quality thresholds and delivery schedules.

         To date, our businesses have not experienced any significant difficulty in obtaining timely delivery of supplies, and management believes these businesses maintain adequate inventories of certain significant imported components. However, with respect to certain components, there may be a lengthy period of preparation for production and adaptation for our businesses' requirements. Accordingly, short-term shortages may arise in the event that these companies were required to change suppliers without advance planning. The unavailability of such components during such change-over period could result in production delays, which might adversely affect our business.

Research and Development

         The companies in our telecommunication equipment, defense electronics, venture capital investment and in the agrochemicals businesses are actively engaged in research and development programs intended to develop new products, manufacturing processes, systems and technologies and to enhance existing products and processes. Research and development is conducted through our subsidiaries and affiliates, and is funded by a combination of our own resources and grants from the Israeli Government and, in the case of the Elisra Group, the Israel-United States Bi-National Research and Development Foundation (BIRD-F). We believe our research and development effort has been an important factor in establishing and maintaining our competitive position.

         The following table sets forth the percentage of gross research and development expenditures incurred by our principal businesses in 2000 and 2001 as a percentage of the total sales of these businesses:

                                                  2000            2001
                                                  ----            ----
    Telecommunications Equipment                  9.5%           11.3%
    Defense Electronics                           4.0%            3.7%
    Agrochemicals                                 2.1%            2.0%

         Our updated research and development efforts have resulted in an increase in the sales of internally designed products. We believe that research and development in high technology areas, such as our telecommunications equipment, defense electronics and agrochemicals businesses, is important to our future growth, particularly with respect to products targeted for export markets. Accordingly, we anticipate that these businesses will account for a majority of our research and development efforts in the future. As part of our research and development programs, we not only seek to develop new products, but also to apply newly developed technologies to improve our existing products.

         In each of the last three fiscal years, we received grants from the Government of Israel through the Office of the Chief Scientist (OCS) for the development of certain products. We generally receive from the OCS 20% to 66% of certain research and development expenditures for particular projects. Under the terms of the Israeli Government participation, a royalty of 3% to 5% of the net sales of products developed from a project funded by the OCS is generally required to be paid, beginning with the commencement of sales of products developed with grant funds and ending when 100% to 150% of the grant is repaid. We have paid in the past, and currently pay, royalties on sales of such products. The terms of the Israeli Government participation also require that the research and development be conducted by the applicant for the grant as specified in the grant application and that the manufacturing of products developed with government grants be performed in Israel, unless a special approval has been granted. Separate Israeli Government consent is required to transfer to third parties technologies developed through projects in which the government participates. Such restrictions, however, do not apply to exports from Israel of products developed with such technologies. From time to time the Government of Israel has revised its policies regarding the availability of grants and participation, and there can be no assurance that the Government's support of research and development will continue in the future. In addition, in order to be eligible for the governmental grants, programs and tax benefits, we must continue to meet certain additional conditions, including making specified investments in fixed assets. Should we fail to meet such conditions in the future, we could be required to refund grants or tax benefits, together with interest and inflation adjustments. Although we expect that the "Approved Enterprise" status of our facilities and programs will continue, the termination or reduction of these grants, programs and tax benefits and in particular, benefits available to us as a result of the approved enterprise status of substantially all of our facilities and programs, could have a material adverse effect on our operations and financial condition. See Note 16G(2) of Notes to Financial Statements.

         In May 1999, the Israeli Ministry of Finance decided to place limits on the funds OCS grants to Israel's 24 largest companies. The full extent of this decision is unknown, however it may have a material adverse effect on our results of operations.

         The following table shows, for each of the periods indicated, our gross research and development expenses, the portion of such expenses that were funded by the Israeli Government (primarily through the OCS and BIRD-F) and the net cost to us of our research and development expenses:

                                                                             Year ended December 31,
                                                              ---------------------------------------------------
                                                                1999          2000          2001           2001
                                                              --------     ---------     ---------       --------
                                                                                                         ($ in
                                                                    (Adjusted NIS in thousands)         thousands)
Gross research and development expenses                        449,628      371,858       278,573$        63,083
Portion funded by the Israeli Government and BIRD-F(1)          15,866        6,969         11,870         2,688
Net research and development expenses                          433,762      364,889        266,703        60,395

------------------
(1)  Net of royalties.


Competition

         In 2001, the majority of our sales from telecommunications equipment, defense electronics and agrochemicals businesses were derived from international sales. The companies comprising these businesses are focusing on developing new markets to increase international sales. The worldwide marketing of products in each of these businesses is highly competitive and certain competitors are substantially larger and have substantially greater financial, production and research and development resources, more extensive marketing and selling organizations, greater name recognition and longer selling experience than us. Some of our competitors are also able to provide their customers with more direct financing or greater access to long-term, relatively low-cost government loans to finance equipment purchases.

Patents and Intellectual Property

         Several of our subsidiaries and affiliates own and control a substantial number of patents, trade secrets, confidential information, trademarks, trade names and copyrights which, in the aggregate, are of material importance to our business. We are of the opinion that our business, as a whole, is not materially dependent upon any one of these assets or any related group of assets. We are also licensed to use certain patents and technology owned and controlled by others, and other companies are likewise licensed to use certain patents and technology owned and controlled by us.

         The IMDF retains (and, in certain limited circumstances, certain of our other customers, including the United States Government, may retain) certain rights to technologies and inventions resulting from our performance as a prime contractor or subcontractor under certain contracts and may disclose such information to third parties, including other defense contractors who may be our competitors. When the IMDF and, in certain limited circumstances, certain of our other customers, fund research and development, they usually acquire rights to data and title to inventions and we may retain a non-exclusive license for such inventions. In certain circumstances, the IMDF and some of our other customers are entitled to receive royalties in connection with the sale of products, the development of which was financed by those entities. However, if the IMDF or one of our other customers purchases only the end product, we normally retain the principal rights to the technology.

Regulation

         Our diverse businesses are subject to significant statutory and administrative regulation in the various jurisdictions in which we operate throughout the world. Among the regulations to which we are subject are those described below.

         Monopoly and Pricing Regulations

         In connection with the purchase of our shares by the Claridge Group, and the application submitted to the Restrictive Trade Practices Controller (the Controller) regarding our merger with the Claridge Group, the Controller, in his approval of the merger in October 1997, imposed several restrictions on us. These restrictions were cancelled following our sale of our interest in Mashav.

         We and our subsidiaries or affiliates may be declared monopolies or otherwise be subject to certain legal obligations and restrictions established by the Controller or by the Restrictive Business Practices Court (the Court) in the event that our market share, or the market share of our subsidiaries or affiliates, exceeds certain prescribed limits.

         Environmental, Health and Safety Matters

         General

         We are subject to laws and regulations concerning environmental conditions, product safety, health and safety matters and the regulation of chemicals in countries where we manufacture and sell our products. These requirements include regulation of the handling, manufacturing, transporting and use and disposal of certain materials, as well as regulation concerning the discharge of pollutants into the environment. In the normal course of our businesses, we are exposed to risks relating to the possible release of hazardous substances into the environment, which may cause environmental or property damage or personal injuries. In Israel, where we maintain our principal production facilities, losses and damages relating to continuous environmental pollution are currently uninsurable.

         It is our policy to comply with environmental, health, product safety and other safety requirements, and to provide workplaces for our employees that are safe and environmentally sound, and that will not adversely affect the health or environment of the communities in which we operate. From time to time, our facilities may be subject to environmental compliance actions and the resolution of such matters has in the past involved the establishment of certain compliance programs. Israeli legislation enacted in 1997 amended certain environmental laws by authorizing the relevant administrative and regulatory agencies to impose sanctions on non-complying parties, including issuing an order against any person that violates environmental laws to remove the environmental hazard. In addition, these laws impose criminal liability on the officers and directors of a corporation that violates environmental-related laws, and increases the monetary sanctions that such officers, directors and corporations may be ordered to pay as a result of such violations. We have established worker safety programs and procedures in our plants, which we believe are reasonable under the circumstances. We believe that our experience relating to worker accidents is generally consistent with industry-wide experience. Furthermore, we believe that we are not currently subject to material liabilities for non-compliance with applicable environmental, health and safety laws, although there is a risk that legislation enacted in the future could create liabilities for past activities undertaken in compliance with then-current laws or regulations. In addition, we may be held liable for environmental damage of which we are not presently aware.

         In addition to the specific matters described below, at a number of locations at which certain of the businesses have conducted manufacturing operations for many years, it is possible that contamination may exist as a result of on-site waste disposal, spills, use of wastewater treatment ponds, or other historical practices. While in recent years, industrial solid wastes generally have been disposed of at a central State-authorized disposal facility in Ramat Hovav, this central facility was not available to Israeli industry during earlier periods of our operations. It is unclear whether any existing conditions on any Company-owned property will require significant redemption or cleanup in the future, and we cannot speculate about the timing or potential costs associated with any such cleanup. It is possible, however, that material expenditures could be required with respect to these past practices.

         In recent years, the operations of our businesses have become subject to increasingly stringent legislation and regulation related to occupational safety and health, product registration and environmental protection. Such legislation and regulations are complex and constantly changing, and there can be no assurance that such regulatory changes in the future will not require us to make significant capital expenditures to modify, supplement or replace equipment, or to change methods of disposal or discharge, or the manner in which we manufacture products or operate our businesses. In Israel, in particular, we anticipate that increasingly stringent requirements will result in substantial expenditures, particularly for improvements of environmental controls at older facilities. We have generally adopted, or intend to adopt in our newer facilities, environmental control standards comparable to those set by the German Technische Anleitung Luft air emission regulations. These regulations set forth strict controls on air emissions from industrial facilities. The Israeli government has looked to these standards as a basis for upgrading its air pollution requirements and has applied the standards to some, but not all, facilities in Israel.

         We regularly incur capital expenditures and operating costs to comply with various environmental, health and safety laws and regulations. The costs related to environmental matters may increase significantly in the future if the implementation of new environmental standards in Israel is more rapid or stringent than currently anticipated by us, or if contemplated pollution control measures do not achieve the desired results.

         Agrochemical Industry

         The distribution and use of agricultural chemical products, including crop protection chemicals such as those produced by the agrochemicals business, are regulated in most parts of the world, and require extensive testing, quality control and compliance with registration procedures. The strictest standards are applied in the United States, where the Environmental Protection Agency ("EPA") is the leading regulator, and in Japan and Western Europe. The granting of a registration involves consideration of health, safety and environmental issues, as well as the performance and benefits of the product. The registration for an agricultural chemical product in the U.S. and in Western Europe is often subject to data call-in or process. Usually, updating the registration necessitates the submission of additional data by the MA Group, our agrochemical division. Re-registrations, which permit the continued sales of pesticides for an additional period, are frequently granted as a matter of course, subject to compliance during the term of the registration period. While the MA Group is not aware of any immediate intent to cancel any of its registrations, there can be no assurance that the MA Group will not face a revocation process or encounter difficulties in renewing the registrations for its products for additional periods.

         From time to time, some of the MA Group's agrochemical products are subject to legislative or other initiatives to curtail or regulate their use due to environmental, health or safety concerns.

         Registration expenditures for the MA Group in 2001 were $11 million compared to $13 million in 2000. The MA Group believes that its registration expenditures in the future will increase, based on the stricter standards that are expected to be applied in countries where the MA Group sells its products. As a result of the foregoing developments and obligations, virtually all of the MA Group's businesses in recent years have spent significant amounts on operation and maintenance, as well as under capital programs to address increasingly stringent requirements with respect to environmental, safety, and health protection concerns.

         Agan expects to invest approximately $20 million over the next five years in biological wastewater treatment facilities, pollution control equipment and other environmental related matters.

         Pursuant to recent analysis of underground sub-layers in Ramat Hovav, where one of Makhteshim's plants is located, signs of possible contamination were discovered. Further surveys are being conducted in conjunction with other plants in Ramat Hovav by certain university institutions. At this stage, Makhteshim cannot assess the possible cost it might incur in respect of the above, should a solution be found and implemented.

         Defense and Government Contracts

         Our businesses which sell products to military and governmental markets are subject to various statutes, regulations and administrative rules governing defense and government contracts and the manufacture and sale of defense products in the United States, Israel and other countries, including the following:

         Defense electronics subsidiaries export a number of military systems and products in accordance with the military export policy of the State of Israel. Current Israeli policy encourages exports to approved customers of military systems and products similar to those manufactured by us, provided that such exports do not run counter to Israeli Government policy, including national security considerations. A permit is required to initiate a sale proposal and an export license is necessary for the actual sale transaction. To date, we have not encountered significant difficulties in obtaining or retaining the necessary permits or licenses, but no assurance can be given that we will continue to be able to obtain or retain such permits or licenses or that one or more permits or licenses will not be revoked, or that governmental policy with respect to military exports will not be altered. Difficulties in obtaining or retaining such permits or licenses, if encountered in the future, could have a material adverse effect upon our business.

         In addition, the revocation of a required permit or license, after having been granted, would likely preclude us from fulfilling our contractual obligations. In such a case, we might be unable to assert the defense of force majeure (or a similar defense) relating to any resulting breach of contract claim and might therefore be held liable for damages, or subject to other penalties. Substantial damages arising from such a claim could have a material adverse effect upon our results of operations and financial condition. In addition, suspension or disbarment of us as a government contractor is among the possible penalties that could be imposed for defaulting on a contractual obligation due to the revocation of a license.

Joint Ventures, Subcontracting and Teaming Arrangements

         Several of our military projects are conducted through joint ventures, subcontracting and other "teaming" arrangements pursuant to which we are responsible for a portion, but less than all, of a project. In certain instances, we are not permitted to participate, or even assist, in portions of projects for which we are not responsible. Notwithstanding the foregoing, in the event of a termination of, or a default under, certain prime contracts or subcontracts (whether or not we are a party to such prime contract or subcontract), including a termination for cause or convenience or a default on the part of a joint venture partner, prime contractor, subcontractor or "teaming" partner (for which termination or default neither we nor such other person is responsible and which termination or default may be beyond the control of us and such other person), we might be held liable for damages, or subject to other penalties, which could be very substantial and might have a material adverse effect on our results of operations and financial condition. Moreover, certain joint ventures, subcontracting or other "teaming" agreements to which we are a party, deny or limit the right of the non-defaulting party to seek damages or indemnification from the defaulting party in such circumstances.

         Contract Financing

         There are various types of financing terms applicable to defense contracts (and in some cases, large telecommunications contracts). In some cases, we receive progress or milestone payments according to the percentage of progress in our performance or the achievement of specific milestones. In certain cases, work is performed prior to receipt of any payment, which means that we finance the project. In other cases, we receive advance payments prior to incurring the costs of fulfilling a contract, which creates a positive project cash flow. In this latter case, the customer normally requires financial guarantees against advance payments. We often receive substantial advances from our customers. In the event that a contract under which an advance has been paid is canceled, we may be required to return all or a portion of such advances to the customer. If sales have been recognized under such a contract, such cancellation could cause losses to us that might have a materially adverse effect on our results of operations and financial condition.

         Fixed Price Contracts

         Approximately 90%-95% of our defense contracts are made on a fixed price basis. Such contracts are subject to the risk that actual costs may exceed those anticipated at the time the contracts are executed, particularly when the products to be sold pursuant to the contracts require a substantial amount of development.

Organizational Structure

         The following is a list of all of our significant subsidiaries and affiliates, including the name, country of incorporation or residence, proportion of ownership interest and, if different, proportion of voting power held.

                                                                  Percentage     Percentage of
                                                Country of           of         voting power (if
                                              Incorporation       ownership      different from
    Name of Subsidiary/Affiliate               or residence       interest        ownership)
    ----------------------------              -------------       ----------    ----------------
Koor Corporate Venture Capital                    Israel             100%                *
Elisra Electronic Systems Ltd.                    Israel             100%                *
Makhteshim-Agan Industries Ltd.                   Israel            52.6%                *
ECI Telecom Ltd.                                  Israel            30.3%                *
Telrad Networks Ltd.                              Israel             100%                *
Sheraton Moriah (Israel) Hotels Ltd.              Israel            55.0%                *
Knafaim Arkia Holdings Ltd.                       Israel            28.3%                *
Koor Trade Ltd.                                   Israel             100%                *


Property, Plants and Equipment

         Our headquarters are located in the Platinum building at 21 Ha`arbaa St., Tel-Aviv, Israel where we own an aggregate of 18,000 square feet of office space. We purchased this facility in 1998.

         The manufacturing facilities of our subsidiaries and affiliates are located throughout Israel. Major concentrations are in the Beersheva/Ramat Hovav area in the south of Israel and the Tel Aviv-Petach Tikva-Lod-Ashdod area in the central part of Israel. We own our major manufacturing plants, facilities, machinery and equipment. In addition, we lease certain manufacturing and office facilities.

         Most of the industrial land utilized by us is under 49-year leases from the Israel Lands Authority with options for an additional 49 years in a significant number of cases. Land rent on uncapitalized leases is generally equal to 4% of the value of the land per annum and is subject to revaluation every seven years.

         We believe that, in general, we have sufficient plant capacity for our current level of operations and that we have the ability to expand our plant capacity as required.

          In addition, MA Industries paid approximately $8.3 million to the minority shareholders in cash in satisfaction of its payment obligations based on Milenia's profits in 2000 and 2001.

Item 5.  Operating and Financial Review and Prospects.
         ---------------------------------------------

         The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and related notes included elsewhere in this annual report. Our financial statements have been prepared in accordance with Israeli GAAP, which differ in significant respects from U.S. GAAP. See Note 28 to our consolidated financial statements, included elsewhere in this annual report, for a description of the principal differences between Israeli GAAP and U.S. GAAP as they relate to us.

         Israeli GAAP requires that our consolidated financial statements recognize the effects of inflation. Consequently, financial data for all periods in our consolidated financial statements and throughout this annual report, except as otherwise noted, have been adjusted to reflect changes in the Israel consumer price index, or CPI, and have been restated in NIS in terms of the purchasing power as of December 31, 2001. The financial statements of the MA Group, Elisra Group and ECI are prepared in dollars, the functional currency of these companies, which are then translated into NIS at the rate of exchange prevailing at the end of the period. See Note 2B to our consolidated financial statements included elsewhere in this annual report. For comparative purposes, financial data of prior periods for these companies are adjusted to reflect changes in the CPI between the prior periods and the most recent reported period. During periods when the rate of inflation in Israel differs significantly from the rate of devaluation of the NIS in relation to the dollar, application of inflation accounting to our financial statements creates distortions between the comparative financial data of subsidiaries whose functional currency is the dollar, as reported in the financial statements of those companies and as reflected in our financial statements.

         Currently, our management is exploring the possibility of preparing our financial statements in dollars. The presentation in dollars is subject to approval by Israeli authorities, and is conditioned on deriving a majority (approximately 75%) of net sales in dollars and other foreign currencies.

         Transactions between our subsidiaries are entered into on an arm's-length basis and, in management's opinion, generally on terms no less favorable than those available from third parties.

         The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ significantly from those projected in the forward-looking statements include, but are not limited to, those discussed below and elsewhere in this annual report, particularly those described above under Item 3, "Key Information - Risk Factors."

Critical Accounting Policies

         Our consolidated financial statements included elsewhere in this annual report have been prepared in accordance with Israeli GAAP, which differ in significant respects from U.S. GAAP. See Note 28 to our consolidated financial statements, included elsewhere in this annual report, for a description of the principal differences between Israeli GAAP and U.S. GAAP as they relate to us.

         Pursuant to our application of Israeli GAAP, we have identified below accounting policies critical to understanding the overall financial reporting of Koor. A more complete discussion of the significant accounting policies which we follow in preparing our financial statements is set forth in Note 2 to our financial statements included elsewhere in this annual report.

Adjusted Financial Statements

         In accordance with Israeli GAAP, all NIS amounts in our financial statements included elsewhere in this annual report have been restated in terms of NIS of identical purchasing power as of December 31, 2001 to account for the effects of inflation based upon changes in the Israeli Consumer Price Index, or CPI. The adjustments to our financial statements were made in accordance with the opinions of the Institute of Certified Public Accountants in Israel, or ICPAI and are based on the accounting records which are kept in nominal NIS or in other functional currencies. The amounts of non-monetary assets do not necessarily represent their realizable or current economic value, but rather the original historical cost of those assets in terms of adjusted NIS.

         Non-monetary items have been adjusted on the basis of the CPI at the time the related transactions were effected. Monetary items are included in the adjusted balance sheet as of December 31, 2001, at their historical amounts. The components of the statement of operations (except for financing), relating to transactions carried out during the year have been adjusted according to the CPI at the time the related transactions were effected. The components of the statement of operations relating to provisions included in the balance sheet are based on the changes in the balances of the related balance sheet items after their related cash flows were taken into account. The financing item, which is derived from the other items of the financial statements, reflects real financing income and expenses, as well as the erosion of monetary balances during the year, the earnings and losses from the realization of marketable securities and the earnings and losses from derivative financial instruments. Investments in investee companies and the equity in their results of operations, as well as the minority interest in subsidiaries and the share in the results of their, are based on the adjusted financial statements of those companies.

         In addition, the financial statements of our subsidiaries and affiliates that use dollars as their functional currency are adjusted on the basis of the exchange rate of the dollar, in accordance with Section 29 of Opinion 36 of the ICPAI. For these companies, at each balance sheet date, the figures of the balance sheet and the statements of operations for the year then ended are translated into shekels at the exchange rate for the dollar prevailing at the end of the year. Balance sheet items as at the beginning of the year, and changes in capital during the year, are translated according to the exchange rate of NIS to dollars at the beginning of the year or at the date of the change, respectively, and are then adjusted for the changes in the CPI through December 31, 2001. Differences arising from the translation are included in a separate item of shareholders' equity under "Cumulative foreign currency translation adjustments, net."

Revenue Recognition

         Revenues from product sales and services rendered are recognized upon delivery of the products and/or when the economic risk of loss passes to the customer, or upon performance of the services. In special contracts, revenues from product sales are recognized after performing the work and passing acceptance tests, as provided in the applicable product delivery contract.

         Revenues and costs related to "works in progress" under long-term contracts are recognized under the "percentage of completion" method
(including revenues and costs in respect of partial deliveries) once accumulated work has reached 25%. For contracts involving technological uncertainties, revenues are recognized on the basis of the completed contracts method. Revenues and costs relating to contracts on a "cost plus" basis (i.e. cost with the addition of profit at a fixed rate) are recognized when the costs are incurred. Periodic reporting on revenues and costs from works in progress covers all turnover periods, including those where it is not possible to estimate anticipated profits at the reporting stage. However, if the refund of costs already incurred is anticipated, all costs incurred are attributed to the statement of operations as offsetting revenues in the amount of such costs.

Inventories

         Inventories are stated at the lower of cost or market value. Cost for raw materials, auxiliary materials and spare parts is determined at average cost or by the "first-in, first-out" method. Cost for finished goods and goods in process is determined primarily on the basis of direct manufacturing costs and, in part, on the basis of average manufacturing costs with the addition of indirect manufacturing costs. Cost for merchandise is determined by the "first-in, first-out" method or by the "moving average method."

Investments in Subsidiaries and Affiliates

         Our investments in our subsidiaries and affiliates are presented using the equity method. Goodwill arising from the acquisition of equity in a subsidiary or affiliate is generally amortized at equal annual rates over a 10 year period, commencing from acquisition date.

         From time to time we review our investments in our subsidiaries and affiliates to identify whether there has been a decrease in the value of such investments which is not of a temporary nature. We would conduct such reviews when there are signs that the value of permanent investments has been harmed, including a drop in stock market prices, the subsidiary's or affiliate's sequential loss, the segment in which the subsidiary or affiliate operates, the value of the goodwill aggregated in the investment and other parameters. Following management's assessment of all the relevant factors, we may make appropriate provisions for the adjustment of the value of these investments, which would be reflected in our consolidated statement of operations.

Derivative financial instruments

         We use derivative financial instruments such as interest rate and currency swaps, forward contracts, options and futures, in order to reduce risks associated with changes in the CPI and foreign exchange rates, such as import commitments for raw materials, export of goods and liabilities linked to the CPI or foreign currencies. The results of derivative financial instruments held as a hedge for existing assets and liabilities are recognized concurrently with the results of the hedged assets and liabilities. The results of derivative financial instruments held as hedge for firm commitments are deferred, and are recognized in the same period in which the results from the hedged transactions are recognized. Derivative financial instruments, which are not earmarked for hedging purposes, are presented in the balance sheet based on their fair value. Changes in the fair value are recorded in the statement of income in the period in which they occur. The fair value of derivative financial instruments is determined based on their market value, and in the absence of such a price, the fair value is determined based on a valuation model.

Impact of Devaluation on Results of Operations and on Monetary Assets and Liabilities

         The following table sets forth, for the periods indicated, certain information with respect to the rate of inflation in Israel, the rate of devaluation of the NIS in relation to the dollar and the rate of inflation in Israel adjusted for the NIS-dollar devaluation:

                                                                                                       Annual
                                                                Closing            Annual            Inflation
Year ended         Israeli Consumer   Israeli Inflation      Exchange rate      devaluation rate     adjusted for
December 31,        Price Index (1)     Price Rate(2)       of the dollar (3)      rate (4)         devaluation (5)
------------        ---------------     -------------       -----------------   ----------------    ---------------
1997                   153.10               7.0                NIS 3.536             8.8              (1.8)
1998                   166.30               8.6                NIS 4.160            17.6              (9.0)
1999                   168.53               1.3                NIS 4.153            (0.2)              1.5
2000                   168.53               0.0                NIS 4.041            (2.7)              2.7
2001                   170.91               1.4                NIS 4.416             9.3              (7.2)


------------------
(1) For purposes of this table, the CPI figures use 1993 as the base equal to 100. These figures are based on reports of the Israel Central Statistics Bureau.

(2) Annual inflation is the percentage change in the CPI in Israel between December of the year indicated and December of the preceding year.

(3) Closing exchange rate is the rate of exchange between the NIS and the dollar as of December 31 of the year indicated, as reported by the Bank of Israel.

(4) Annual devaluation is the percentage increase in the value of the dollar in relation to the NIS during the year indicated.

(5) Annual inflation adjusted for devaluation is obtained by dividing the Israeli inflation rate (column 2 plus 1) by the annual devaluation rate (column 4 plus 1), minus 1.

         Since most of our operations are based in Israel, we incur significant expenses in NIS, which expenses are usually linked, wholly or partially, to changes in the CPI.

         The relationship between our monetary assets and liabilities, and the extent to which these are linked to a particular currency or price index, affects our financial results. In the event of a devaluation of the NIS in relation to the dollar, we would report a financial expense to the extent that our dollar-denominated or dollar-linked monetary liabilities exceed our dollar-denominated or dollar-linked monetary assets or, conversely, we would report financial income if our dollar-denominated or dollar-linked monetary assets exceeded our dollar-denominated or dollar-linked monetary liabilities. On December 31, 2001, the excess of our foreign currency denominated or linked monetary liabilities over our foreign currency denominated or linked monetary assets was NIS 2,616 million (the majority of which was dollar-denominated or dollar-linked).

         In addition, we and certain of our subsidiaries have entered into financial agreements with major Israeli banks and other financial institutions in order to reduce the overall exposure of assets and liabilities denominated in foreign currencies, and commitments for the purchase of raw materials and the sale of goods in currencies other than the dollar arising from foreign currency exchange rates. Such agreements include forward sales, purchase contracts, sale options and swap transactions. For more details regarding the balance of our hedging agreements as of December 31, 2001, see note 21 to our consolidated financial statements included elsewhere in this annual report.

         We and our subsidiaries do not hold or issue financial instruments or derivative financial instruments for trading purposes. See Note 21B to our consolidated financial statements included elsewhere in this annual report. The caption "Financial expenses, net" in our consolidated financial statements includes the impact of these factors on monetary assets and liabilities, as well as regular interest expense.

Results of Operation

         The following tables summarize certain recent financial information relating to each of our businesses. The tables are prepared on the same basis as that utilized in our consolidated financial statements included elsewhere in this annual report.

                                                                                                         Translation
                                                                            2000/1999   CPI - adjusted      into         2001/2000
                                     CPI - adjusted NIS                      Changes         NIS            Dollars      Changes
                             -------------------------------------------   ----------  ----------------   -----------    --------
                                1999          %       2000           %          %         2001      %        2001           %
                             ----------    -------  ---------    -------    ---------  ---------- ------  -----------    --------
                             (In thousands)        (In thousands)                     (In thousands)     (In thousands)

REVENUES FROM SALES
Telecommunication equipment   2,230,766     23.82    2,232,244    28.13        0.06    1,165,118    6.31      263,840     (47.81)
Defense electronics           1,352,525     14.44    1,162,962    14.65      (14.02)   1,351,769   18.93      306,107     16.24
Argochemicals                 3,590,927     38.35    3,509,155    44.22       (2.28)   3,925,228   54.95      888,865     11.86
Venture capital investments           -        -        81,248     1.02         -         83,121    1.16       18,823      2.31
Other                         2,190,155     23.39      950,279    11.98      (56.61)     617,668    8.65      139,870     (35.00)
                             ----------  --------   ----------  -------    ---------  ---------- --------  -----------   --------
         Total                9,364,373    100.00    7,935,888   100.00      (15.25)   7,142,904  100.00    1,617,505     (10.00)
                             ==========  ========   ==========  =======    =========  ========== ========  ===========   ========

OPERATING EARNINGS:


Telecommunication equipment     264,343     31.52     253,128   32.64         (4.24)    (203,606) (55.73)     (46,107)        NA
Defense electronics              70,035      8.35      54,230    6.99        (22.57)      53,773   14.72       12,177      (0.84)
Argochemicals                   396,018     47.23     447,584   57.72         13.02      561,840  153.79      127,228      25.53
Venture capital investments           -         -      (5,990)  (0.77)           -        (7,937)  (2.17)      (1,797)     32.50
Other                           108,131     12.90      26,463    3.42        (75.53)     (38,751) (10.61)      (8,775)        NA
                              ---------   --------   --------  --------      -------------------- -------    ---------    -------

Total                           838,527    100.00     775,415  100.00         (7.53)     365,319  100.00       82,726     (52.89)

Joint general expenses          121,651                92,553                (23.92)      22,276                5,044     (75.93)

Total operating earnings        716,876               682,862                 (4.74)     343,043               77,682     (49.76)
                              =========   ========   ========  ========      =======   =========  ======    =========    =======

CAPITAL EXPENDITURES:

Telecommunication equipment     67,998      11.37     101,429   16.74         49.16       57,122   10.22       12,935     (43.68)
Defense electronics             43,494       7.27      31,391    5.18        (27.83)      50,903    9.13       11,527      62.16
Argochemicals                  281,464      47.04     322,956   53.32         14.74      412,747   73.90       93,466      27.80
Venture capital investments          -          -       1,714    0.28           -          2,802    0.50           35      63.48
Other                          205,365      34.32     148,257   24.48        (27.81)      34,919    6.25        7,907     (76.45)
                            ----------     ------   --------- -------        --------  ---------  ------    ---------    -------

Total                          598,321     100.00     605,747   100.00          1.24     558,493  100.00      126,470      (7.80)
                            ==========     ======   ========= =======       =========  =========  ======    =========    =======

DISCONTINUED ACTIVITY          117,667                  2,286                 (98.06)        186                   42     (91.86)
CORPORATE ASSETS                14,250                    772                 (94.58)        370                   84     (52.07)
                            ----------     ------   --------- -------        --------  ---------  ------    ---------    -------
                               730,238                608,805                 (16.63)    559,049              126,596      (8.17)
                            ----------     ------   --------- -------        --------  ---------  ------    ---------    -------

EXPORTS OF KOOR PRODUCTS BY
BUSINESSES (1)


Telecommunication equipment  1,560,979      27.59   1,754,378   31.95          12.39     993,844   19.42      225,055     (43.35)
Defense electronics            773,928      13.68     702,474   12.79          (9.23)    837,433   16.36      189,636      19.21
Argochemicals                2,959,749      52.32   2,884,871   52.53          (2.53)  3,210,750   62.73      727,072      11.30
Venture capital investments          -          -      78,802    1.43            -        76,211    1.49       17,258      (3.29)
Other                          362,884       6.41      71,077    1.30         (80.41)          -       -            -         NA

Total                        5,657,540     100.00   5,491,602  100.00          (2.93)  5,118,238  100.00    1,159,021      (6.80)
                            ===========    ======  ==========  ======        ========  =========  ======    =========    ========

DESTINATIONS (2)

North America                1,622,160      28.67   1,698,885   30.94           4.73   1,163,464   22.73      263,466     (31.52)
Europe                       1,730,017      30.58   1,630,778   29.70          (5.74)  1,581,119   30.89      358,043      (3.05)
South America                1,453,313      25.69   1,362,891   24.82          (6.22)  1,380,199   26.97      312,545        1.27
Asia and Austrailia            721,094      12.75     667,563   12.15          (7.42)    864,339   16.89      195,729       29.48
Africa                         130,956       2.31     131,485    2.39           0.40     129,117    2.52       29,238      (1.80)

Total                        5,657,540     100.00  5,491,602   100.00          (2.93)  5,118,238  100.00    1,159,021      (6.80)
                            ==========     ======  ==========  ======        ========  =========  ======    =========    ========

-----------------------------

(1) Including foreign industrial operations.
(2) Destination to which shipment is made.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

         The following is an analysis of our consolidated results of operations, followed by an analysis of the results of operations of each of our businesses.

         Net sales. Net sales decreased 10.0% to NIS 7,143 million in 2001 from NIS 7,936 million in 2000. Exports and international operations, representing 80.4% of our net sales, decreased 5.4% in 2001 compared to 2000, primarily attributable to a decrease of approximately NIS 1,056 million in Telrad's sales as a result of the major decline in the international telecommunications market. The further decrease in sales stems from the deconsolidation of divested companies, mainly Tadiran Batteries which amounted to approximately NIS 99 million. The decrease in sales in 2001 compared to 2000 of the above-mentioned companies was offset by the increase in sales over the same period of MA Industries, by NIS 416 million, and of Elisra, by NIS 189 million.

         Sales in our telecommunication equipment business decreased by 47.8% in 2001 compared to 2000 while sales in our agrochemicals, defense electronics and venture capital businesses increased by 11.9%, 16.2% and 2.3%, respectively, over the same period.

         Gross profit. For the reasons discussed above, gross profit decreased 19.0% to 1,625 million in 2001 from 2,005 million in 2000 with a decrease of approximately NIS 551 million in Telrad's gross profit.

         Operating earnings. Operating earnings decreased 49.8% to NIS 343 million in 2001 from NIS 683 million in 2000, primarily due to the sharp decline of Telrad's sales in 2001. Operating earnings in our telecommunication equipment business decreased from operating earnings of NIS 253 million in 2000 to operating losses of NIS 204 million in 2001. Operating earnings in our other business segment also decreased from operating earnings of NIS 26 million in 2000 to operating losses of NIS 39 million in 2001. Operating earnings in our defense electronics busines decreased by 0.8% in 2001 compared to 2000 and operating loss in our venture capital business increased by 32.5% over the same period. Operating earnings in our Agrochemicals business increased by 25.5% in 2001 compared to 2000.

         Finance expenses, net. Finance expenses, net increased 33.9% to NIS 414 million in 2001 from NIS 309 million in 2000. During 2001, the shekel was devalued against the dollar by 9.3% while the CPI increased by 1.4%, compared to 2000, during which there had been a devaluation of 2.7% of the shekel against the dollar and no change in the CPI. The increase in finance expenses in 2001 compared to 2000 occurred primarily at the parent company level (NIS 46 million), and stems mainly from dollar-linked financial liabilities. In addition, an increase in finance expenses of NIS 27 million over the same period was recorded at MA Industries, following the increase in its financial liabilities and the increase in cost of financing in Brazil due to the volatility of the Brazilian Real exchange rate. Finance expenses at Sheraton Moriah increased by NIS 19 million in 2001 compared to 2000, and at Elisra by NIS 15 million over the same period.

         Other expenses, net. Other expenses, net amounted to NIS 596 million in 2001 compared with other income, net of NIS 161 million in 2000. Other expenses, net in 2001 primarily included capital losses of NIS 442 million, compared to a capital gain of NIS 479 million recorded in 2000, primarily as a result of the depreciation of assets and investments in investee companies in 2001 compared to the realization of assets and investments in 2000. The other expenses included in this item include severance pay expenses totaling NIS 79 million in 2001, which were primarily at Telrad, compared to NIS 281 million in 2000, and the amortization of goodwill in the amount of NIS 80 million in 2001 compared to NIS 51 million in 2000.

         Taxes on income. Taxes on income decreased 76.0% to NIS 37 million in 2001 from NIS 155 million in 2000. Taxes on income as a percentage of income before taxes in 2001 and 2000 were 0.5% and 1.9%, respectively. The decrease is attributable primarily to Telrad (NIS 105 million), MA Industries (NIS 14 million) and Koor Properties (NIS 30 million), as a result of a decrease in their respective sales and operating earnings.

         Equity in the operating results of affiliates, net. Equity in the losses of affiliates, net in 2001 totaled NIS 1,813 million compared with NIS 274 million in 2000. This item includes mainly our equity share in the net loss of ECI, in the amount of NIS 1,800 million (including the provisioning down of the investment in ECI by NIS 1,067 million), compared with NIS 238 million in 2000.

         Minority interest in subsidiaries, net. Minority interest in subsidiaries, net amounted to a gain of NIS 8 million in 2001 compared with a loss of NIS 52 million in 2000. The change is primarily attributable to an increase in our minority interest in Sheraton Moriah and Be-Connected, both of which reported losses, and a decrease in our minority interest in M-A Industries, which reported profits.

         Results of discontinued activities, net. Our operations in the construction and infrastructures segment effectively ended with the termination of the consolidation of USM, and therefore the results of the segment were reclassified and stated in this item. The loss from discontinued operations in 2001 amounted to NIS 28 million, compared to a profit of NIS 217 million in 2000, which included NIS 258 million net capital gain from the sale of Mashav Building and Construction and Middle East Tubes Co.

         Net income (loss). As a result of the above factors, we reported a net loss of NIS 2,537 million in 2001, compared to a net income of NIS 271 million in 2000.

         Telecommunications Equipment Business

                                            Year Ended December 31,
                                -----------------------------------------------
                                   2000           2001              2001
                                -----------  --------------   -----------------
                                (Adjusted NIS in thousands)   ($ in thousands)

Sales...........................  2,232,244     1,165,118        $ 263,840
Operating earnings (loss).......    253,128      (203,606)       $ (46,107)


         Sales from our telecommunication equipment business decreased 47.8% in 2001 to NIS 1,165 million from NIS 2,232 million in 2000. Telrad's sales decreased by NIS 1,056 million in

2001 primarily as a result of the declining telecommunications market and the sale of its operations to Nortel Israel in 2000.

         Sales from our telecommunication equipment business attributable to sales of telecommunication equipment to Nortel were NIS 640 million in 2001 compared to NIS 1,192 million in 2000, or 54.9% compared to 53.4% of total telecommunication equipment business sales in 2001 and 2000, respectively.

         Telecommunication equipment business exports amounted to NIS 994 million in 2001 compared to NIS 1,754 million in 2000. The decrease of export sales resulted primarily in Telrad for the reasons discused above..

         Operating profit decreased in our telecommunication equipment business from a NIS 253 million operating profit in 2000 to a NIS 204 million operating loss in 2001. The decrease resulted from a sharp decrease in sales at Telrad.

         Defense Electronics Business


                                            Year Ended December 31,
                                -----------------------------------------------
                                   2000           2001              2001
                                -----------  --------------   -----------------
                                (Adjusted NIS in thousands)   ($ in thousands)

Sales....................        1,162,962      1,351,769        $ 306,107
Operating earnings.......           54,230         53,773        $  12,177

         Sales from our defense electronics business increased 16.2% to NIS 1,352 million in 2001 from NIS 1,163 million in 2000 primarily as a result of the increased demand for high tech military equipment and products as many countries have focused on improving their existing military equipment with new technology and investing in new high-tech military products and equipment.

         Operating earnings from our defense electronics business decreased 0.8% in 2001 to NIS 53.8 million from NIS 54.2 million in 2000.

         Agrochemicals Business

                                            Year Ended December 31,
                                -----------------------------------------------
                                   2000           2001              2001
                                -----------   -------------   -----------------
                                (Adjusted NIS in thousands)   ($ in thousands)

Sales........................     3,509,155      3,925,228        $ 888,865
Operating earnings...........       447,584        561,840        $ 127,228

         Sales from our agrochemicals business increased 11.9% to NIS 3,925 million in 2001 from NIS 3,509 million in 2000, primarily as a result of increased sales of the MA group (see below). Approximately 81.8% and 82.2% of the sales in 2001 and 2000, respectively, were made outside of Israel, and approximately 36.7% and 37.6% of total sales in 2001 and 2000, respectively, were to South America.

         The increase in the MA group's sales was primarily attributable to sales of new products, increases in sales of existing products and the reduction of manufacturing expenses as a result of internal restructuring and a decrease in raw material costs. These positive effects were partially offset by the reduction in sales to South America, a decrease in sales prices and the devaluation of the Braziliation Real and the Euro.

         Operating earnings for our agrochemicals business increased 25.5% to NIS 562 million in 2001 from NIS 448 million in 2000 as a result of increased sales and savings in production costs.

         Venture Capital Business


                                            Year Ended December 31,
                                -----------------------------------------------
                                   2000           2001              2001
                                -----------  --------------   -----------------
                                (Adjusted NIS in thousands)   ($ in thousands)

Sales.........................     81,248          83,121      $   18,823
Operating earnings (loss).....     (5,990)         (7,937)     $   (1,797)

         This segment was established for the first time in 2000, when we established the Koor Corporate Venture Capital Partnership, or Koor CVC. As of December 31, 2001, we had invested, through Koor CVC, approximately $126 million in venture capital funds and start-up companies. In addition, Koor CVC acquired Tadiran Scopus Ltd. (Scopus) from Tadiran Ltd. in 2000. During 2001, Scopus issued preferred shares to third parties, as a result of which Koor CVC's holding in Scopus decreased to 49.4% and its consolidation was terminated at the beginning of the fourth quarter of 2001.

         Sales from our venture capital business increased 2.3% to NIS 83 million in 2001 from NIS 81 million in 2000, primarily as a result of increased sales at Scopus. Operating loss increased 32.5% to NIS 8 million in 2001 from NIS 6 million in 2000.

         Other Businesses


                                            Year Ended December 31,
                                -----------------------------------------------
                                   2000           2001              2001
                                -----------  --------------   -----------------
                                (Adjusted NIS in thousands)   ($ in thousands)

Sales..........................   950,279         617,668      $ 139,870
Operating earnings (loss)......    26,463         (38,751)     $  (8,775)

         Sales from our other businesses decreased 35.0% to NIS 618 million in 2001 from NIS 950 million in 2000. This decrease was primarily attributable to the divestiture of Tadiran Batteries and other companies as well as the decline in sales of Sheraton Moriah and Isram as a result of the sharp decline of tourism in Israel due to increased hostilities in with the West Bank amd Gaza.

         Operating loss of our other businesses was NIS 39 million in 2001 compared to operating earnings of NIS 26 million in 2000, primarily due to the decrease in sales of Sheraton Moriah and Isram and the divestiture of Tadiran Batteries and other companies.

Year Ended December 31, 2000 Compared to Year Ended December 31, 1999

         The following is an analysis of our consolidated results of operations, which is followed by an analysis of the results of operations of each of our businesses.

         Net sales. Net sales decreased 15.3% to NIS 7,936 million in 2000 from NIS 9,364 million in 1999, primarly as a result of the divestiture of Tadiran Appliances, Tadiran Telematics, Merkavim and Phoenica. Exports and international operations, representing 76.5% of net sales, decreased 3.0% in 2000, due to divestitures of Koor Metals and others.

         Sales in our telecommunication equipment business increased less than 1% in 2000 compared to 1999 while sales in our agrochemicals, defense electronics and other businesses decreased by 2.3%, 14.0%, and 56.6%, respectively, over the same period.

         Gross profit. For the reasons discussed above, gross profit decreased 14.4% to 2,005 million in 2000 from 2,342 million in 1999, primarily as a result of divestitures of several subsidiaries.

         Operating earnings. Operating earnings decreased 4.7% to NIS 683 million from NIS 717 million in 1999. Operating earnings decreased 4.2% in the telecommunication equipment business and 22.6% in the defense electronics business. Operating earnings increased 13.0% in the agrochemicals business.

         Finance expenses, net. Finance expenses, net decreased 3.8% to NIS 309 million in 2000 from NIS 321 million in 1999. During 2000, the shekel was revalued against the dollar by 2.7%, while there was no change in the CPI, compared to 1999, during which the shekel was revalued against the dollar by 0.2%, while the CPI increased by 1.3%. The decrease in financing expenses in 2000 was primarily due to a decrease of NIS 30 million in financing costs at Telrad and a decrease of NIS 18 million at the parent company level as a result of dollar-linked financial liabilities. The termination of the consolidation of companies sold during 2000 contributed NIS 10 million to this decrease. On the other hand, finance expenses at Tadiran increased by NIS 27 million and at Sheraton Moriah by NIS 18 million, due to an increase in financial liabilities.

         Other income, net. Other income, net amounted to NIS 161 million in 2000 compared to NIS 224 million in 1999. The increase is primarily attributable to capital gains in the amount of NIS 540 million from divestiture of holdings and activities, mainly at Telrad public exchange operations, the Telrad plant in Maalot, Tadiran Batteries, Carmel Gate and others, compared with NIS 642 million in 1999, which stemmed mainly from divestiture of holdings in Tadiran Com, Tekem, Tadiran Information Systems, Contahal, subsidiaries and affiliates of Telrad Holdings Ltd. (mainly ISDN-NET), Koor Finance and Phoenicia. The other expenses included in this item are mainly severance pay expenses totaling NIS 281 million compared with NIS 204 million last year and amortization of goodwill in the amount of NIS 51 million compared with NIS 53 million last year. This also includes other expenses in the sum of NIS 61 million compared with other expenses in the sum of NIS 215 million last year stemming mainly from write-off of value of assets, mainly in Sheraton Moriah, Scopus, Batteries, Tadiran Appliances, and in MA Industries following its internal reorganization.

         Taxes on income. Taxes on income increased 6.3% to NIS 155 million in 2000 from NIS 145 million in 1999. Taxes on income as a percentage of income before taxes in 2000 and 1999 were 28.93% and 23.48%, respectively. The increase in the amount of taxes on income resulted from an increase in the amount of taxes on income at the MA Group in 2000, and an increase in the amount of taxes on income as a result of the payment of taxes on capital gains, mainly due to divestiture of assets in Koor Properties.

         Equity in the operating results of affiliates, net. Equity in the operating results of affiliates, net amounted to a loss of approximately NIS 274 million in 2000 in compared with earnings of NIS 124 million in 1999. This item includes mainly our equity share in the net loss of ECI, in the amount of NIS 238 million, compared with our equity share in the profits of ECI at NIS 146 million in 1999, as well as our equity share in the profits of affiliates of Tadiran, Knafaim Arkia Holdings and Balton CP, after deduction of our equity share in the loss of BVR in the first three quarters of 2000 (as of September 30, 2000, BVR was consolidated in the financial statements of Elisra).

         Minority interest in subsidiaries, net. Minority interest in the profits of subsidiaries, net amounted to NIS 52 million in 2000 compared with NIS 8 million in 1999. The increase in this item occurred mainly due to profits of the MA group that was partly offset by the loss at BVR, Telrad and Sheraton - Moriah.

         Results of discontinued activities, net. Results of discontinued activities, net amounted to earnings of NIS 217 million in 2000 compared with a loss of NIS 33 million in 1999. The item includes losses from discontinued operations of NIS 41 million mainly from USM and Middle East Tubes and a capital gain of NIS 258 million mainly from Mashav.

         Net income. As a result of the above factors, net income decreased to NIS 271 million in 2000 compared to NIS 557 million in 1999. As a percentage of net sales, net income was 3.4% in 2000 compared to 5.9% in 1999.

         Telecommunications Equipment Business

                                            Year Ended December 31,
                                -----------------------------------------------
                                   1999           2000              2000
                                -----------  --------------   -----------------
                                (Adjusted NIS in thousands)   ($ in thousands)

Sales........................   2,230,766         2,232,244        505,490
Operating earnings...........     264,343           253,128         57,321

         Sales from our telecommunication equipment business amounted to NIS 2,232 million, compared to NIS 2,231million in 1999. Telrad's sales decreased by NIS 12 million in 2000 following the sale of operations to Nortel Israel, which was partly compensated for by an increase in sales of others of Telrad's operations.

         Sales from our telecommunication equipment business attributable to sales of telecommunication equipment to Nortel were NIS 1,192 million in 2000 compared to NIS 848 million in 1999, or 53% compared to 38.0% of the telecommunication equipment business' sales in 2000 and 1999, respectively.

         Telecommunication equipment business exports amounted to NIS 1,754 million in 2000 compared to NIS 1,561 million in 1999. The increase of export sales resulted primarily from Telrad's increased export sales of its OEM products.

         Operating earnings from this business decreased 4.2% in 2000 to NIS 253 million compared to NIS 264 million in 1999.

         Defense Electronics Business

                                           Year Ended December 31,
                                -----------------------------------------------
                                   1999           2000              2000
                                -----------   -------------   -----------------
                                (Adjusted NIS in thousands)   ($ in thousands)

Sales.........................    1,352,525      1,162,962         263,352
Operating earnings............       70,035         54,230          12,280

         Sales from our defense electronics business decreased 14.0% to NIS 1,163 million in 2000 from NIS 1,353 million in 1999. This decrease was primarily due to the termination of consolidation of Tadiran Com.

         Operating earnings from this business decreased 22.6% in 2000 to NIS 54 million compared to NIS 70 million in 1999. This decrease was primarily due to the termination of consolidation of Tadiran Com.

         Agrochemicals Business

                                           Year Ended December 31,
                                -----------------------------------------------
                                   1999           2000              2000
                                -----------  --------------   -----------------
                                (Adjusted NIS in thousands)   ($ in thousands)

Sales.........................    3,590,927       3,509,155      794,646
Operating earnings............      396,018         447,584      101,355

         Sales from our agrochemicals business decreased 2.3% to NIS 3,509 million in 2000 compared to NIS 3,592 million in 1999, primarily attributable to decreased sales of the MA group as a result of the devaluation of the dollar against the shekel during 2000. Approximately 82.2% and 82.4% of the sales in 2000 and 1999, respectively, were made outside of Israel, and approximately 36% and 36.1% of total sales in 2000 and 1999, respectively, were to South America.

         Operating earnings for this business increased 13.0% in 2000 to NIS 448 million compared to NIS 396 million in 1999. The increase in operating earnings was primarily attributable to the successful implementation by the MA group of its restructuring plan.

         Venture Capital Business

         This segment was established for the first time in 2000, when we established the Koor Corporate Venture Capital Partnership, or Koor CVC. As of December 31, 2000, we had invested, through Koor CVC, approximately $86 million in venture capital funds and start-up companies. In addition, Koor CVC acquired Tadiran Scopus Ltd. (Scopus) from Tadiran Ltd. Sales in this segment in 2000 result from Scopus, in the amount of NIS 81 million. The operating loss in 2000 was NIS 6 million.

         Other Businesses
                                           Year Ended December 31,
                                -----------------------------------------------
                                   1999           2000              2000
                                -----------  --------------   -----------------
                                (Adjusted NIS in thousands)   ($ in thousands)

Sales.........................   2,190,155      950,279            215,190
Operating earnings............     108,131        26,463             5,993

         Sales of the other businesses in 2000 decreased 56.6% to NIS 950 million compared to NIS 2,190 million in 1999. The decrease was principally the result of the divestiture of Tadiran Appliances, Koor Metal, Tekem and others.

         Operating earnings in 2000 were NIS 26 million compared to NIS 108 million in 1999, primarily due to the divestiture of the above companies.

Quarterly Results

         The following table presents unaudited quarterly financial information for each of the four quarters of the year ended December 31, 2001. Such information has been prepared on the same basis as our consolidated financial statements.



                                                                           Quarter Ended
                                              ------------------------------------------------------------------------
                                                     March            June        September 30,       December
                                                    31, 2001         30, 2001           2001           31, 2001
                                              ----------------  ---------------  ----------------  -------------------
                                                                          (in millions of U.S. dollars)

Net sales........................................      409              365             417               427

Gross profit.....................................       81               87              99               100

Research and development, net....................       19               17              13                11

Operating income (loss)..........................        9               18              28                23

Net income (loss)................................     (221)            (159)           (118)              (77)


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

Recent Developments

         In March 2002, Tadiran's board of directors adopted a resolution for the voluntary liquidation of Tadiran and the appointment of a liquidator. As a result of the liquidation, we recorded an expense of approximately NIS 383 million in our consolidated statements of operations for the first quarter of 2002 due to the recognition of the cumulative foreign currency translation adjustments to the value of our investment in Tadiran. We recorded this expense, which was previously reflected as a decrease in shareholders' equity, in accordance with Israeli GAAP, which provides that changes in the value of investments in subsidiaries as a result of foreign currency adjustments are not recognized until the sale or liquidation of the subsidiary.

         In connection with the liquidation of Tadiran, a substantial portion of the real estate assets of Tadiran was sold to a group of investors headed by Denisra International Ltd. and Ranitech Ltd. In March 2002 . The total consideration to be received during the second quarter of 2002, amounted to approximately NIS 271 million, and a capital gain of about NIS 31 million, after tax, was recorded in the first quarter of 2002.

Effective Corporate Tax Rate

         We do not file a consolidated tax return with our subsidiaries, and we are taxed only on our own income. Each of our subsidiaries files its own tax return, based on its own taxable income. Our income tax obligations and our subsidiaries' income tax obligations are based on profits determined in nominal NIS for Israeli statutory purposes, adjusted for tax purposes, in terms of end-of-year Israeli currency, in accordance with changes in the CPI. The tax provision in our financial statements does not directly relate to income shown on such statements, for the reconciliation between the theoretical and actual tax expense. Non-Israeli subsidiaries are taxed based upon tax laws in their respective countries of residence. The effective corporate tax rate is affected mainly by tax benefits arising from reduced tax rates applied to approved enterprises, utilization of tax loss carry forwards for which no deferred taxes were recorded, the effect of the Inflationary Adjustment Law on Israeli companies, whose functional currency is the dollar, and the disallowance of provisions for anticipated losses from the sale of assets. In 2001, we had a loss before taxes of NIS 667 million. See Note 16G(2) to our consolidated financial statements included elsewhere in this annual report. Our overall effective tax rates for 1999, 2000 and 2001 were 23.48%, 28.93% and 5.57%, respectively.

Liquidity and Capital Resources

         We finance our corporate level activities principally through the proceeds from divestitures, management fees and dividends we receive from our subsidiaries and affiliates and through debt financing. In 2001 and 2000, we received management fees in the amount of NIS 33 million and of NIS 40 million, respectively, and dividends in the amount of NIS 20 million and NIS 357 million, respectively. The dividends received in 2001 and 2000 include dividends from MAGAM, MA Industries, Koor Properties, Telrad Networks and Telrad Holdings that represent proceeds from divestitures.

         Our shareholders' equity at December 31, 2001 decreased 51.9% to NIS 2,102 million, compared to NIS 4,367 million at December 31, 2000. The decrease in 2001 was primarily due to our net loss of NIS 2,537 million.

         Working capital at December 31, 2001 was NIS 1,780 million, compared to NIS 1,002 million at December 31, 2000 and NIS 923 million at December 31, 1999. The increase in 2001 is primarily due to a decrease in credit from banks due to the loans restructure plan, which turned short-term loans to long-term loans.

         Long-term debt totaled NIS 4,723 million at December 31, 2001, or 36.7% of total assets on that date, compared to NIS 3,367 million at December 31, 2000, or 22.4% of total assets on that date. The increase in the balance of long-term debt is attributed mainly to the long-term debt restructuring plan, which turned short-term loans into long-term loans, and the issuance of NIS 270 million of convertible debentures by MA industries. See note 15B(3) to our consolidated financial statements included elsewhere in this annual report.

         Total debt at December 31, 2001 increased 5.8% to NIS 6,457 million, or 50.1% of total assets, compared to NIS 6,101 million, or 40.6% of total assets, at December 31, 2000. As described above, this increase in total monetary liabilities is primarily attributable to an increase of approximately NIS 370 million at our parent company level, an increase of approximately NIS 259 million at MA Industries, an increase of approximately NIS 114 million at Telrad and an increase of approximately NIS 63 at Sheraton Moriah. The increase was partially offset by the termination of the consolidation of USM (NIS 215 million) and a decrease of liabilities in Tadiran (NIS 47 million), Elisra (NIS 65 million ), Koor Properties (NIS 37 million) and Koor Hanpakot (NIS 32 million).

         In April 2000, our Board of Directors approved the repurchase, from time to time, of up to NIS 208 million worth of our shares in the open market. By September 2000, we had repurchased 538,592 ordinary shares (or about 3.4% of the ordinary share capital) at a cost of approximately NIS 206 million. This sum was deducted from our shareholders' equity.

Summary of our Contractual Obligations and Commercial Commitments

         For purposes of presenting the approximate cash flows that will be required to meet our material contractual obligations, the following table presents a summary of those obligations, as of December 31, 2001:


                                                                     Payments Due by Period
                                           ---------------------------------------------------------------------------
                                                                 (In thousands of U.S. Dollars)

                                                              Less Than          1-3            4-5          After
         Contractual Obligations                Total           1 Year          Years          Years        5 Years
----------------------------------------------------------------------------------------------------------------------
Debt From Banks.........................        1,083,058       103,777        503,385        398,037        77,859
Debentures..............................           82,937        16,118          8,319         --            58,500
Operating Lease Obligations.............           45,563        10,491         18,423         11,728         4,921
Other Obligations.......................           23,661           266          7,189          5,063        11,143
Total Contractual Cash Obligations......        1,235,219       130,652        537,316        414,828       152,423

         For purposes of presenting the approximate cash flows that will be required to meet our other commercial commitments, the following table presents a summary of those commitments, as of December 31, 2001:


                                                          Amount of Commitment Expiration Per Period
                                         -----------------------------------------------------------------------------
                                                                (In thousands of U.S. Dollars)
                                               Total
                                              Amounts          Less Than         1-3           4-5          After
     Other Commercial Commitments            Committed           1 Year         Years         Years        5 Years
----------------------------------------------------------------------------------------------------------------------
Lines of Credit(1)....................          100,000               --        100,000            --            --
Guarantees(2).........................          133,136               --         66,958        25,053        40,000
Commitments for the Purchase of Fixed
Assets(3).............................            8,003            8,003             --            --            --
Commitments for Investments in Venture
Capital Funds(4)......................           52,000               --             --            --        52,000
Total Commercial Commitments..........          293,139            8,003        166,958        25,053        92,000

(1) In February 2001, we extended a $100 million line of credit to ECI until February 2003. As of June 10, 2002, ECI had not borrowed any funds under the line of credit.

(2) Includes: (i) a guarantee Bezeq (Israeli telecommunications company) received from us in the amount of $63 million; (ii) a guarantees totaling $58 million issued by Telrad, one of our consolidated subsidiaries, to financial institutions for credit that its customers received; and (iii) guarantees by us for affiliates and other non consolidated companies in the amount $12 million. See note 22F to our consolidated financial statements included elsewhere in this annual report.

(3) From time to time, several of our cosolidated subsidiaries enter into agreements to purchase fixed assets.

(4) This amount represents Koor CVC's remaining obligation for investment in its portfolio funds, which may be drawn upon by the funds over the next 6-8 years, based on their needs.

Cash Flows

         Cash flows from operating activities decreased 9.4% to NIS 426 million in 2001, compared to NIS 470 million in 2000. The decrease in assets and liabilities items linked to operating activities, particularly trade and receivables, plus the decrease in suppliers and payables in 2001, which totaled NIS 537 million, caused an increase of cash flow from operating activities in comparison to NIS 161 million in 2000. The decrease in the trade and other receivables item in the sum of NIS 639 million is attributable primarily to Telrad and MA Industries, resulting from the securitization of trade receivables in MA Industries. The decrease in suppliers and payables in the sum of NIS 71 million relates mainly to MA Industries and Telrad.

         Cash flows used for investment activities increased to an outflow of NIS 1,037 million in 2001 compared to cash generation of NIS 204 million in 2000. Investments in fixed and other assets, net of investment grants, totaled NIS 401 million in 2001 compared to NIS 480 in 2000. The principal investments in fixed assets during 2001 were by the MA Group, Telrad, Sheraton - Moriah and Elisra.

         Investment in intangible assets in 2001 amounted to NIS 551 million, mainly by MA Industries, compared to NIS 79 million in 2000. Venture capital investments totaled approximately NIS 147 million.

         The net proceeds from sale of investments and fixed assets contributed NIS 173 million to cash flows generated from investment activities in 2001, compared to NIS 1,963 million generated in 2000. The 2001 net proceeds are mainly from the realization of 5% of MA Industries and from the realization of fixed assets, mainly from Koor Properties.

         In 2001, investment in affiliated companies, net, totaled NIS 45 million compared to NIS 20 million in 2000.

         The investment in consolidated subsidiaries totaled NIS 64 million in 2001 compared to NIS 305 million in 2000. The 2001 investment is primarily attributed to MA Industries.

         Finance activities in 2001 contributed NIS 379 million compared to consuming NIS 1,149 million in 2000.

         The long term loans received during 2001 totaled NIS 2,811 million, compared to NIS 511 million in 2000. The loans were received mainly at the parent company level as part of our restructuring agreement, at MA Industries (issue of convertible debentures), and to a lesser extent, at Telrad and at Sheraton Moriah. Repayment of long-term loans in 2001 totaled NIS 1,839 million compared to 1,102 in 2000. The loans were repaid mainly at the parent company level due to the restructuring agreement and at MA Industries and Tadiran.

         Short-term debt decreased by NIS 686 million in 2001, compared to NIS 222 million in 2000. Short-term debt in 2001 decreased mainly in MA Industries.

Impact of Inflation and Currency Fluctuations

         The dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the dollar. The inflation rate in Israel was 1.4% in 2001 as compared to 0% in 2000. At the same time, the devaluation of the NIS against the dollar was 9.3% in 2001 and -2.7% in 2000. The increase in the dollar cost of our operations in Israel relates primarily to the cost of salaries in Israel, which are paid in NIS, and constitutes a substantial portion of our expenses.

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

Item 6.     Directors, Senior Management and Employees.

Directors and Senior Management

         The following table sets forth, as of May 31, 2002, the name, age and position of each of our directors and executive officers:


Charles R. Bronfman                 71      Chairman of the Board of Directors

Jonathan B. Kolber(l)(3)            40      Vice Chairman of the Board of Directors
                                            and Chief Executive Officer

Dr. Janet Aviad                     60      Director

Dan Dankner                         41      Director

Moshe Dovrat (2)(4)                 57      Director

Yacov Elinav                        57      Director

Ron Feinstein(2)                    64      Director

Andrew Hauptman(1)                  33      Director

Prof. Jacob Hornik(1)(2)(3)(4)      60      Director

Eli Hurwitz                         70      Director

Irit Izakson                        51      Director

Samuel Minzberg                     53      Director

Chemi Peres                         44      Director

David Rubner                        62      Director

Prof. Gabriela Shalev               60      Director

Danny Biran                         59      President

Yuval Yanai                         50      Senior Vice President and Chief Financial Officer

Aaron Zuker                         57      Vice President

Shlomo Heller                       58      General Counsel and Corporate Secretary

Yiftach Atir                        53      Vice President

Ran Maidan                          32      Vice President


(1)      Member of the Executive Committee
(2)      Member of the Audit Committee.
(3)      Member of the Remuneration Committee.
(4) External Director. Under the Israeli Companies Law, 1999, publicly held companies in Israel are required to appoint at least two External Directors. Appointed March 1997. According to the Companies Law, this appointment expired on March 2002. New External Directors will be appointed at the next General Meeting of our Shareholders.


         Set forth below is a biographical summary of each of our above-named directors and executive officers.

         Charles R. Bronfman has been Chairman of the Board of Directors of Koor since November 1997. Mr. Bronfman is Chairman of the Board of Directors of Claridge Israel LLC, and the CRB Foundation. Mr. Bronfman is a former Co-Chairman of the Seagram Company Ltd.

         Jonathan B. Kolber has been Vice Chairman of the Board since November 1997 and Chief Executive Officer of Koor since July 1, 1998. Mr. Kolber has been President of Claridge Israel, or its predecessors, since 1989. Mr. Kolber was associated with Cemp Investments from 1985 to 1987 and was a Vice President of Claridge Inc. from 1986 to 1990. He serves as a director of Israeli companies, including Makhteshim-Agan Industries Ltd., Tadiran Ltd., Knafaim-Arkia Ltd., R.M. Sheraton-Moriah Israel Ltd and Renaissance Management (1993) Ltd. He has a Bachelor degree in Near Eastern Languages and Civilizations from Harvard University and a Certificate on Advanced Arabic from the American University of Cairo.

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

         Dan Dankner has been a director of Koor since November 2001. Mr. Dankner serves as Vice Chairman of the Board of Directors of Bank Hapoalim, Co-Chairman of Israel Salt Indutries Ltd., Chairman of the Board of Directors of Poalim Venture Services Ltd. He also serves as a Director of Signature Bank, Hapoalim USA Holding Company Inc, Dankner Investments Ltd., Elgar-Migdal INvestment Ltd. and Elran (D.D.) investment Ltd. Mr. Dankner holds a B. Sc. In Business and Economics from the University of Massachussetts, Boston.

         Moshe Dovrat has been an external director of Koor since March 1997. Since 1992 to September 1996, Mr. Dovrat was the General Manager of the Investment Center of the Ministry of Industry and Trade. Prior thereto, Mr. Dovrat was the owner of an economic consulting company, before which, he was the Head of the Economics Division of Kupat Holim, the major health insurance fund in Israel. Since 1997, Mr. Dovrat has been a director of Rotlex (1994) Ltd. and Makefet Pension Fund, a Chairman of the Board of Directors of Kfar Bloom Hotel and an independent director of Etgar Investments and Development Ltd. and Ortel Ltd.

         Yacov Elinav has been a director of Koor since November 2001. Mr. Elinav is a member of the Board of Management of Bank Hapoalim and Head of the Holdings in Subsidiaries and Affiliates Division. Mr. Elinav is Chairman of the Board of Directors of Diur BP Ltd. and Subsidiaries, Tarshihsh-Hapoalim Holdings and Investment, Hapoalim Nechasim (Menayot) Ltd. and Hapoalim American-Israeli Ltd. Mr. Elinav also serves as a Director of Poalim Capital Markets, Amot Invetsment Ltd., Isram (Israel) Travel Ltd., Mivnat Ltd., The Blue Marina Ltd., Industrial Buildings Ltd., Clal Insurance Enterprises Holdings Ltd., Sheraton Moriah (Israel) Ltd., Danel Ltd., Poalim Venture Services, Ampal American Israel Coportaion, Gold Trade Ltd., Tzameret Mimunim and ICTS. Mr. Elinav holds both a BA in Economics and an MBA from the Hebrew University of Jerusalem.

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

         Prof. Jacob Hornik has been an external director of Koor since March 1997. Prof. Hornik was the Associate Dean and he is a Professor of Marketing and Advertising at the Leon Recanati Graduate School of Business, Tel-Aviv University. Prof. Hornik holds a Ph.D. in Business Administration from Syracuse University, New York. Prof. Hornik acts as a consultant to various organizations and is an independent director of Supersol Ltd. He serves on the editorial boards of several academic journals, including the International Journal of Research in Marketing. Prof. Hornik has also taught and lectured at a number of universities outside Israel, including, the University of Chicago, Northwestern University, New York University, and the University of Washington at Seattle.

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

         Chemi Peres has been a director of Koor since June 2000. He is a Managing Director and Founder of Pitango Venture Capital (foremerly Polaris Venture Capital originating in Israel), a venture capital fund. Mr. Peres is one of the pioneers of the venture capital industry in Israel. In 1992 he founded and managed Mofet Israel Technology Fund, an Israeli venture capital fund. Mr. Peres is the Chairman of the Board of WebGlide, and serves as a director in Orckit Communications Ltd., Aladdin Knowledge Systems Ltd and several other companies. Mr Peres holds a B.Sc. in industrial engineering and management and a M.B.A. from Tel Aviv University.

         David Rubner has been a director of Koor since June 2000. He is Chairman and CEO of Rubner Technology Ventures Ltd. Mr. Rubner was employed with ECI from 1970 and was its President and CEO from 1991 to October 1999 and February 2000, respectively. Since November 1999 he has served as Vice Chairman of the Board of Directors of ECI. He serves as Chairman of the Board of Ectel Ltd., and director of VPS Ltd., Chekpoint Software Ltd., Efcon Ltd., Gigami Inc. and MKID Inc. Mr. Rubner holds a B.Sc. (Hons) in Engineering from Queen Mary College, University of London and a M.S. from Carnegie Mellon University. He is a member of the Presidium of the Israel Manufacturers Association and was a recipient of the Industry Prize for 1995.

         Prof. Gabriela Shalev has been a director of Koor since February 1999. Prof. Shalev is a Contracts Law Professor in the Hebrew University in Jerusalem. Prof. Shalev also serves as a director of several other companies including Van-Lir Institute and Hadassah Hospital.

         Danny Biran has been President of Koor since July 1, 1998. He serves as Senior Vice President of Claridge Israel and as the Chairman of the Board of Makhteshim-Agan Industries, Elisra Group, Isrex (94), Koor Properties, Koor Trade and R.M. Renaissance Management (1993) Ltd. Mr. Biran is also a director of Knafaim-Arkia Ltd., Telrad Networks Ltd. and Sheraton-Moriah Israel Ltd. He is a graduate of the Law faculty of the Tel Aviv University and a member of the Israeli Bar.

         Yuval Yanai has been Senior Vice President and Chief Financial Officer of Koor since October 1, 2000. He served as Senior Vice President and Chief Financial Officer of NICE Systems Ltd. from April 1998 to September 2000. From 1991 to 1998 he was the Vice President, Finance and Chief Financial Officer of Elscint Ltd. and director of several of Elscint subsidiaries, as well as a director of certain public and private companies. He joined Elscint in 1985 and served as Corporate Controller and Corporate Treasurer through 1991. Mr. Yanai is a director of Makhteshim-Agan Industries, Telrad Networks and BVR Systems Ltd. Mr. Yanai holds a Bachelor degree in Accounting and Economics from the Tel Aviv University.

         Yiftach Atir joined Koor in July 2000 as head of Koor Corporate Venture Capital. Prior to that, Mr. Atir was a Managing Partner with Evergreen Venture Capital between the years 1994 to 2000. Before joining Evergreen, Mr. Atir served 20 years in the Israel Defense Forces. During the last three years in the IDF, Mr. Atir served as military attache in Japan and Korea. Mr. Atir is a director of Telrad Networks, and several of Koor CVC's portfolio companies. Mr. Atir holds an MBA from the Tel Aviv University.

         Aaron Zuker has been a Vice President of Koor since January 1999. He serves as Managing Director of R.M. Renaissance Management (1993) Ltd. Mr. Zuker is a director of Makhteshim-Agan Industries, the Elisra Group (and its companies) and Telrad Networks. Mr. Zuker is also a director of Isrex (94) Ltd., Clalcom Ltd.and Barak ITC (1995). Between the years 1990 - 1995, Mr. Zuker served as Chief Financial Officer and then Chief Executive Officer of The Jerusalem Report Publication.

         Ran Maidan has been Vice President in charge of Mergers, Acquisitions and Taxation since June 2000. Mr. Maidan is a director of Telrad Networks and the Elisra Group. Prior to this, Mr. Maidan was Controller of Koor. Mr. Maidan is a Certified Public Accountant.

         Shlomo Heller has been General Counsel and Corporate Secretary of Koor since August 1997. Between 1990 and 1997 he was the General Counsel of United Mizrahi Bank Ltd. He also serves as a director of several other companies within Koor.

Compensation

         The aggregate compensation paid to or accrued on behalf of all our directors and executive officers as a group (21 persons) during 2001 consisted of approximately $2.7 million, in salaries, fees, bonuses, commissions and directors' fees and $1.2 million in amounts set aside or accrued to provide pension, retirement or similar benefits, but excluding expenses (including business travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid to such officers and directors by companies in Israel.

         On October 3, 1995, we entered into an agreement with Bank Hapoalim, pursuant to which all directors' compensation paid by us to any member of the Board of Directors associated with Bank Hapoalim, would be paid directly to Bank Hapoalim. In addition, in connection with the Claridge Acquisition, three directors associated with Claridge assigned their directors' compensation to Claridge. All these directors received compensation, identical to that received by our other directors. All of our directors received compensation identical to that received by our external directors as described below.

         Compensation and reimbursement for external directors (as described below) is statutorily determined pursuant to a formula stated by the Israeli Companies Law, 1999, and we adopted the highest compensation payable pursuant to the formula. Compensation and reimbursement of all other directors who do not serve as officers are the same as the statutory rates paid to external directors according to a decision of the Annual General Meeting. Directors who serve as our officers do not receive any compensation for their services on the board. For additional information concerning the compensation of directors, see Note 25D to our consolidated financial statements included elsewhere in this annual report.

         During 2001, our officers received, in the aggregate, options to purchase up to 11,404 ordinary shares under the 1998 Plan (as described below). The options granted under the 1998 Plan have an exercise price of NIS 101.38 per share and expire July 16, 2006.

Board Practices

         Pursuant to our articles of association, the number of directors serving on the board is required to be not less than 5. The appointment of members to the board of directors, their replacement and removal, and the appointment of the chairman of the board of directors requires approval by our shareholders by ordinary resolution. Each member of the board of directors remains in office until his/her office is vacated due to any one of the following events: death, legal incompetency, bankruptcy, resignation or removal at a shareholders meeting. Our chief executive officer is appointed by the board of directors. Our executive officers serve at the discretion of our chief executive officer pursuant to powers delegated to him by our board of directors.

         The board may appoint committees of the board and delegate to such committees the powers of the board as it deems appropriate, unless the Companies Law restricts it. Notwithstanding the foregoing, the board may, from time to time, revoke the delegation made to a committee of its powers and authorities or a portion thereof. The board has appointed an executive committee, an audit committee, and a remuneration committee.

         External Directors

         Under the Companies Law, which became effective on February 1, 2000, companies incorporated under the laws of Israel whose shares have been offered to the public inside or outside of Israel are required to appoint at least two external directors. This law provides that a person may not be appointed as an external director if the person or the person's relative, partner, employer or any entity under the person's control, has, as of the date of the person's appointment to serve as an external director, or had during the two years preceding that date, any affiliation with us or any entity controlling, controlled by or under common control with us. The term "affiliation" includes:

     o   an employment relationship;

     o a business or professional relationship maintained on a regular basis;

     o   control; and

     o   service as an office holder.

         These directors must be residents of Israel. No person may serve as an external director if the person's position or other business activities create, or may create, a conflict of interest with the person's responsibilities as an external director or may otherwise interfere with the person's ability to serve as an external director.

         External directors are to be elected by majority vote at a shareholders' meeting, provided that either:

                  (1) The majority of shares voted at the meeting, including at least one-third of the shares of the non-controlling shareholders voted at the meeting, vote in favor of election of the director; or

                  (2) The total number of shares of non-controlling shareholders voted against the election of the director does not exceed one percent of the aggregate voting rights.

         The initial term of an external director is three years and may be extended for an additional three years. Each committee of our board of directors is required to include at least one external director. We intend to take all actions required for us to comply with the new Companies Law and its requirements for external directors.

         Our external directors were originally appointed as public directors under the law in effect prior to the Companies Law. Pursuant to the terms of the Companies Law, public directors are considered to be outside directors and may complete their terms of office.

The terms of
office of our external directors expired in March 2002. Two new external directors will be appointed at the next general meeting of our shareholders.

         An external director is entitled to compensation as provided in the regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with service provided as an external director.

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

         Audit Committee

         The Companies Law requires public companies to appoint an audit committee. The responsibilities of the audit committee under the Companies Law include identifying irregulari-ties in the management of our business and approving related party transactions as required by law. Under the Companies Law, an audit committee must consist of at least three directors, including at least two external directors. The chairman of the board of directors, any director employed by or otherwise providing services to us, and a controlling shareholder or any relative of a controlling shareholder, may not be a member of the audit committee.

         In addition, under NYSE rules we are required to maintain an audit committee, consisting of at least three independent directors, one member of which must have accounting or related financial management expertise. The responsibilities of the audit committee under the NYSE rules include, among other things, evaluating the independence of a company's external auditors. We intend to continue to take all actions as may be necessary for us to maintain our compliance with the applicable NYSE requirements.

         Internal Auditor

         Under the Companies Law, the board of directors must appoint an internal auditor, nominated by the audit committee. The role of the internal auditor is to examine, among other matters, whether our actions comply with the law and with orderly business procedure. Under the Companies Law, the internal auditor may be an employee of ours but not an office holder, or an affiliate, or a relative of an office holder or affiliate, and may not be our independent accountant or its representative. We have appointed an internal auditor in accordance with the requirements of the Companies Law and his reports are submitted to and reviewed by the Chairman and to the audit committee. The audit committee follows up on the implementation of the recommendations of the internal auditor.

         Remuneration Committee

         The Board of Directors has appointed a Remuneration Committee comprised of two directors, one of which is an external director. The authorities of this committee are to consider and decide matters pertaining to the conditions of employment of officers employed by us including personal contracts, bonuses and other remuneration.

         Executive Committee

         The Board of Directors has appointed an Executive Committee comprised of three directors, one of which is an external director. The Executive Vice Chairman chairs this committee. The authority of this committee is to consider the multi-year strategic target plan and to advise the board on the committees recommendations, to approve the issue of debentures in an amount not exceeding $75 million dollars, to obtain loans and credit up to $75 million and to approve new investments and sale of assets in amounts not exceeding $50 million.

Employees

         At December 31, 2001, we and our consolidated subsidiaries had approximately 7,297 employees worldwide, which represented a decrease of 16% from year-end 2000. (Employees of companies which were sold or companies that were not consolidated during 2001, are not included in these figures.)

         The table below sets forth the break down of the geographic location of the employees in the companies that remained with us, in the year-end of 1999, 2000, and 2001:


                                       Latin
                     Israel           America       USA       Europe       Others        Total
     1999             7,729            1,258        413          276           54        9,730
     2000             6,663            1,239        413          299           81        8,695
     2001             5,447            1,247        336          203           64        7,297

         Our future success will depend in part upon our ability to attract and retain highly skilled and qualified personnel. Although competition for such personnel in Israel is generally intense, we believe that adequate personnel resources are currently available in Israel to meet our requirements.

         The collective bargaining agreements of our subsidiaries cover a term of one to three years, or are for an indefinite period. Upon expiration of the term of an agreement, and pending negotiations for extension, the provisions of the agreement remain in force unless one of the parties gives a notice of termination or a new collective agreement is entered into. Management believes that, upon expiration of such existing agreements, its subsidiaries will be able to negotiate, without material disruptions to our business, satisfactory new agreements. However, there can be no guarantee that satisfactory agreements will be reached in each subsidiary or that the negotiation of such agreements will not generate material disruptions to our business. In addition, we are subject to certain labor related statutes, and to certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordinating Bureau of Economic Organizations (including the Industrialists'

Association of Israel) that are applicable to our Israeli employees by order of the Israeli Ministry of Labor and Welfare. These statutes and provisions principally concern the length of the workday and the workweek, minimum wages for workers, contributions to a pension fund, insurance for work-related accidents, determination of severance pay and other conditions of employment. Furthermore, pursuant to such provisions, the wages of most of our employees are automatically adjusted based on changes in the Israeli consumer price index, or CPI. The amount and frequency of these adjustments are modified from time to time.

         Israeli law generally requires the payment by employers of severance upon the death of an employee, his retirement or upon termination of employment by the employer without due cause. We currently fund our ongoing severance obligations by making monthly payments to approved severance funds or insurance policies. In addition, according to the National Insurance Law, Israeli employers and employees are required to pay predetermined sums to the National Insurance Institute, an organization similar to the United States Social Security Administration. These contributions entitle the employees to benefits in periods of unemployment, work injury, maternity leave, disability, reserve military service and bankruptcy or winding-up of the employer. Since January 1, 1995, such amount also includes payments for national health insurance. The payments to the National Insurance Institute are equal to approximately 14.5% of an employee's wages (up to a specified amount), of which the employee contributes approximately 66% and the employer contributes approximately 34%.

         Labor Relations

         We are subject to various Israeli labor laws, collective bargaining agreements, Israeli labor practices, as well as orders extending certain provisions of collective bargaining agreements between the Histadrut (currently the largest labor organization in Israel) and the Coordinating Bureau of Economic Organizations (the federation of employers' organizations). Such laws, agreements and orders have a wide scope, including minimum employment standards (including, among other things, working hours, minimum wages, vacation and severance pay), and special issues, such as equal pay for equal work, equal opportunity in employment, and employment of women, youth and army veterans. Currently, most of our employees have individual employment agreements with us.

         According to the National Insurance Law, Israeli employers and employees are required to pay predetermined sums to the National Insurance Institute, an organization similar to the United States Social Security Administration. These contributions entitle the employees to benefits during periods of unemployment, work injury, maternity leave, disability, reserve military service, and bankruptcy or the winding-up of the employer, in addition to health insurance. The National Health Insurance Law 1994 imposes a health tax at a rate of 4.8% of an employee's base wage.

         The collective bargaining agreements of our subsidiaries cover a term of one to three years, or are for an indefinite period. Upon expiration of the term of an agreement, and pending negotiations for extension, the provisions of the agreement remain in force unless one of the parties gives a notice of termination or a new collective agreement is entered into. Management believes that, upon expiration of such existing agreements, its subsidiaries will be able to negotiate, without material disruptions to our businesses, satisfactory new agreements.

However, there
can be no guarantee that satisfactory agreements will be reached in each subsidiary or that the negotiation of such agreements will not generate material disruptions to our businesses.

         In 2001 our total labor costs (including temporary employees) amounted to approximately NIS 1,638 million, which represented approximately 22.9% of our total net sales as compared to NIS 1,865 million in 2000. The majorities of our labor costs are denominated in NIS and are affected by the periodic changes in the inflation rate in Israel.

         Our future success will depend significantly upon our ability to attract and retain highly skilled and qualified personnel. Although competition for such personnel is generally intense, we believe adequate personnel resources are currently available in Israel.

Share Ownership

         Our directors and executive officers who are deemed to have beneficial ownership of more than 1% of our outstanding ordinary shares are Mr. Charles R. Bronfman, Mr. Jonathan Kolber and Mr. Andrew Hauptman, all of whom are related to the Claridge Group, our major shareholder. For details please see "Item 7. Major Shareholders and Related Party
Transactions", Footnote 3.

         As of June 10, 2002, our executive officers, in the aggregate, held options under our stock option plans to purchase up to 443,581 ordinary shares. 36,321 of these options, which were granted under the 1997 Plan, have an exercise price of $101.38 and expire five years from the vesting date. 105,263 of these options, which were granted under the 1998 Plan have an exercise price of $112.5 per share and expire in July 2002. 166,997 of these options, which were granted under the 1998 Plan, have an exercise price of $101.38 and expire five years from the vesting date. The remaining 135,000 of these options, which were granted under the 2000 Plan, have an exercise price of $101.38 per share and expire 5 years from the vesting date.

         Employee Benefit Plans

         As of June 10, 2002, options granted, or approved for grant, to all our employees to purchase up to 605,359 ordinary shares were outstanding.

         The 1997 Stock-Based Compensation Plan

         On May 27, 1997, 134,547 stock options were allotted under this plan, and on November 6, 1997 another 54,421 stock options were allotted.

         On March 22, 2000, our Board of Directors resolved to amend the plan so that for an employee who resigned and who held stock options for which the date of entitlement to exercise arrived before his resignation, their exercise period would be until the end of the five years from the date of the inception of the plan.

         On August 6, 2000, our Board of Directors resolved that for our employees who are not interested parties and who did not resign before the end of 2000, the exercise period of each stock option would be extended to the end of 5 years from the date of its entitlement.

         On November 15, 2001, our Board of Directors resolved that for our employees on the date of the resolution who are not interested parties, the exercise price of their stock options would be amended to $101.38 per share. For the other stock option holders under this plan, the exercise price would remain as it was (for some of the stock options $90.989 and for others $98.747 per share). Our Board of Directors also resolved that the technical method of exercise would be the "Bonus Component Method" (see below, The 1998 Stock Based Compensation Plan).

         As of June 10, 2002, the following 120,938 options under the 1997 plan were outstanding: 61,478 options with an exercise price of $90.989 and an expiration date of May 2002, 23,139 options with an exercise price of $98.747 and an expiration date of November 2002, 5,039 options with an exercise price of $101.38 and an expiration date of May 2005 and 31,282 options with an exercise price of $101.38 and an expiration date of November 2005.

         The 1998 Stock-Based Compensation Plan

         On August 30, 1998, at an extraordinary general meeting of shareholders, our shareholders approved a private placement of 400,000 stock options, free of charge, to our employees. The options are exercisable for up to 400,000 ordinary shares of a par value of NIS 0.001 each (hereinafter - "the Plan"). All stock options under this Plan were allotted on different dates, and after expiration following retirement of some options and exercise of others, 349,421 options remained outstanding for exercise, of which 105,263 were allotted to our CEO.

         Under the terms of the Plan, each stock option is theoretically exercisable for one share, subject to adjustments. However, in practice, offerees who exercise the options will not be allotted the full quantity of shares underlying each option, but only shares which reflect the amount of the monetary bonus inherent in their option, computed on the date of exercise. Accordingly, the exercise price of each stock option is intended only for computation of the bonus component (above and hereafter - the "Bonus Component Method").

         On March 22, 2000, our Board of Directors approved, with reference to stock option holders, under this Plan, who are not interested parties, the amendment of the exercise period for employees who resign. Our Board of Directors also resolved that for these option holders, the exercise price would be adjusted in respect to the distribution of a dividend for all the options, even if the date of entitlement to exercise fell before the entitlement to the dividend.

         On October 6, 2000, our Board of Directors approved the amendment of extension of the exercise period for our employees who are not interested parties and who did not retire before the end of 2000.

         On November 15, 2001 our Board of Directors approved the amendment of the exercise price to $101.38 per share for our employees on the date of the resolution and who are not interested parties.

         As of June 10, 2002, 361,421 options to purchase our ordinary shares were outstanding as follows: 105,263 options with an exercise price of $112.50 and an expiration date of July 2002, 77,161 options with an exercise price of $108.90 and an expiration date of July 2003, and 166,997 options with an exercise price of $101.38 and an expiration date of July 2006.

         The 2000 Stock Based Compensation Plan

         On August 6, 2000, our Board of Directors approved the 2000 stock options plan, which was previously approved on June 14, 2000 by the Executive Committee of our Board of Directors. The main points of the plan are as follows:

         A framework was approved for the allotment of 400,000 stock options exercisable for up to 400,000 of our ordinary shares, i.e. about 2.5% of our issued share capital.

         The options will be exercised for shares in a quantity reflecting the amount of the monetary bonus inherent in the options, according to the Bonus Component Method.

         The exercise price of each stock option pursuant to the amendment by our Board of Directors on November 15, 2001, will be $101.38 per share.

         The options are designated for our employees who are not interested parties and will not become interested parties as a result of allotment of the stock options.

         Exercise of the stock options is divided into three groups, so that at the end of the first year from the later of the determining date (June 14, 2000) or the date on which the employee first started working forus, the entitlement to exercise one third of the quantity allotted will come into being, and the remaining two thirds of the quantity are allotted at the end of each of the following two years. The exercise period of each option that comes into being is 5 years from the date on which the entitlement comes into being. On October 5, 2000, the total quantity of 400,000 stock options was allotted to a trustee.

         As of June 10, 2002, there are 135,000 options outstanding under this plan.

         Option Plans of Certain Subsidiaries

         In April 2001, the Board of Directors of our subsidiary M-A Industries decided to distribute options to employees of M-A Industries and its consolidated companies. According to this plan, during 2002 and 2003, 17,400,000 options will be allocated, exercisable into 17,400,000 ordinary shares of NIS 1.00 par value each of M-A Industries (as of December 31, 2001, 12,500,000 options were allocated).

Item 7.   Major Shareholders and Related Party Transactions.

Major Shareholders

         The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares as of June 10, 2002 with respect to each person known to us to be the beneficial owner of 5% or more of our outstanding ordinary shares. None of our major shareholders has any different voting rights than any other shareholder.

                                                                       Number of               Percentage of
                                                                       Ordinary            Outstanding Ordinary
                                                                        Shares                    Shares
                                                                     Beneficially              Beneficially
Name                                                                    Owned                  Owned (1) (2)
                                                                 ---------------------  ------------------------

Claridge Group (3)..............................................        5,389,573                    35.48%

Hapoalim Properties (Shares) Ltd.
(a subsidiary of Bank Hapoalim)(4)..............................        3,180,279                    20.93%

All officers and directors as a group (20 persons)..............          515,401 (5)                 3.39%


-----------------------

         (1) Based upon 15,189,176 ordinary shares issued and outstanding on June 10, 2002, which amount excludes 624,577 ordinary shares owned by Koor Trusts (1995) Ltd. that do not confer voting or distribution rights (See Note 20A(5) to our consolidated financial statements included elsewhere in this annual report), and excludes 693,229 ordinary shares held by us as treasury stock purchased in the open market during year 2001-2000 (See Note 20B to our consolidated financial statements included elsewhere in this annual report) and according to Companies Law do not confer voting or distribution rights while held directly by us. The respective numbers of ordinary shares listed as beneficially owned in the table above, and the percentage of outstanding ordinary shares represented thereby, do not give effect to
               (i) the conversion of NIS 46,870,224 aggregate principal amount of Series F convertible debentures into 142,030 ordinary shares, and (ii) ordinary shares issuable upon exercise of options granted pursuant to the 1997, 1998 and 2000 Plans, which are exercisable within 60 days of this Annual Report. See "Item 6. Directors, Senior Management and Employees", and Note 20 to our consolidated financial statements included elsewhere in this annual report

         (2) As of June 10, 2002, one of our subsidiaries held an aggregate of 15,799 of our ordinary shares and 12,950,864 of our deferred shares, par value NIS 0.001 per share. Holders of Deferred Shares are only entitled to receive the nominal paid-up value of the Deferred Shares in the event of the winding up of our company, subject to prior payment of the nominal paid-up value of the ordinary shares to the holders of ordinary shares. The holders of the Deferred Shares do not have any voting rights and they are not entitled to participate in the distribution of dividend of any kind.

         (3)   The Claridge Group holdings are comprised as follows:

               a) Claridge Israel L.L.C., a Delaware limited liability company, which holds 4,542,333 ordinary shares. Claridge Israel L.L.C. is owned by the following two different trusts, whose beneficiaries are relatives of Charles R. Bronfman, our Chairman of the Board:

                     I. Charles Bronfman Trust - a trust established under the laws of the U.S. primarily for the benefit of Charles R. Bronfman and Ellen J. Bronfman Hauptman and her issue. Mr. Andrew Hauptman, one of our directors is the husband of Mrs. Ellen J. Bronfman Hauptman;

                     II. Charles R. Bronfman Trust - a trust established under the laws of the U.S. primarily for the benefit of Charles R. Bronfman and Stephen R. Bronfman and his issue.

               b) Anfield Ltd., a company registered in Israel, which holds 847,240 ordinary shares. Anfield Ltd. is owned by Jonathan Kolber, our Chief Executive Officer and Vice Chairman of the Board of Directors.

         The holdings of the Claridge Group in our shares were pledged in favor of Bank Hapoalim as a guarantee for a loan that was given to the Claridge Group by Bank Hapoalim.

         Pursuant to certain restrictions under an amendment to the Banking (Licensing) Law 1981, with respect to non bank-holdings held by banking corporations, on July 12, 1998, the Claridge Group and Bank Hapoalim, on behalf of Hapoalim Properties (Shares) Ltd., entered into certain agreements concerning their holdings in us, the principles of which are:

                  (i) Bank Hapoalim was granted a put option to sell to the
               Claridge Group its holdings in us which are in the excess of 20%. The Bank exercised the put option with respect to 364,038 shares and the Claridge Group acquired such shares in December 1999.

                  (ii) The Claridge Group was granted a right of first
               refusal in respect of Bank Hapoalim's holdings in us of up to 20% ("the remaining shares of Bank Hapoalim"). Should the Claridge Group not exercise the above right, and Bank Hapoalim desires to sell its remaining shares to any third party, Bank Hapoalim will have the right to demand that the Claridge Group sell to that particular third party up to 5% of its holdings in our shares, to the extent these holdings exceed 32.5% of our capital, in order to enable that particular third party to purchase a total of up to 25% of our shares. In that case, the price per Ordinary Share owned by the Claridge Group will be the higher of $142.50 or the price at which Bank Hapoalim sells its remaining shares to that particular third party. Such right will expire should Bank Hapoalim's holdings in our shares be lower than 19%, under circumstances stipulated in the agreements; and

                  (iii) As long as the Claridge Group has the power to
               nominate the majority of the members of our board of directors, and as long as Bank Hapoalim holdings in us will not fall below 5%, then the Claridge Group is committed to vote for the appointment of members recommended by Bank Hapoalim to our board of directors, at graduated rates of 10%-25% of the members.

         (4) Two members of our board of directors (Dan Dankner and Irit Izakson) are members of the board of Bank Hapoalim, and one member of our board of directors (Yacov Elinav) is a senior employee of Bank Hapoalim. See "Item 6. Directors, Senior Management and Employees".

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

         As of May 31, 2002, we had 147 ADS holders of record in the United States, holding approximately 4% of its outstanding ordinary shares, as reported by The Bank of New York, the depositary for our ADSs.

         To our knowledge, (A) we are not directly or indirectly owned or controlled (i) by another corporation or (ii) by any foreign government and
(B) there are no arrangements, the operation of which may at a subsequent date result in a change in control of our company.

Related Party Transactions

         For details regarding transactions and loans between us and related parties, please see Note 25 to our consolidated financial statements included elsewhere in this annual report.

Item 8.     Financial Information.

Consolidated Statements and Other Financial Information

         See "Item 17. Financial Statements" and pages F-1 through F-118

Legal Proceedings

         Claims against ECI

         In June 2001, several putative shareholder class action lawsuits were filed against ECI, its former Chairman of the Board, its former CFO and its present CEO. The claims were filed in the United States Federal District Court in Virginia in the name of all persons who acquired securities of ECI during the period from May 2, 2000 to February 14, 2001. The plaintiffs allege that ECI and the individual defendants made false and misleading statements about ECI's financial condition, revenues, expenses and results of operations, in violation of federal securities laws and the plaintiffs seek damages in an unspecified amount. In August 2001, the court consolidated the complaints into a single action and in September 2001, the court appointed the lead plaintiff. In October 2001, the lead plaintiff filed the first consolidated class action, which was dismissed by the court. In December 2001, the lead plaintiff filed a second amended consolidated class action against ECI, its present CEO and former CFO, which were not dismissed by the court. ECI believes that the plaintiffs' claims have no basis and intends to vigorously defend the actions. At this preliminary stage of the proceedings, ECI cannot predict the outcome of the litigation, nor can it make any estimate of the amount of damages, if any, for which it may be held responsible in the event of a negative conclusion to the litigation.

         On May 20, 2002, ECI announced that it has agreed to settle the consolidated securities class action lawsuit. Under the terms of the agreement, ECI and the plaintiffs will negotiate and seek court approval of the definitive settlement. This includes the establishment of a fund to cover the settlement to be paid by ECI's insurance carriers, and the dismissal of all claims without any liability or wrongdoing attributed to ECI.

         In addition, and also subject to court approval, the plaintiffs have agreed to drop their claims against the Chief Executive Officer of ECI, and against ECI's former Chief Financial Officer, the individual defendants in the class action lawsuit, without any liability or wrongdoing attributed to the individual defendants.

         Claims against Telrad

         (a) In October 1994, a claim was filed by the Engineers Union against Telrad, for an unspecified amount. The claim pertains to the recognition and applicability to Telrad engineers of the salary tables included in the general collective bargaining agreements, which were signed in 1994 and 1995 between the Engineers Union and the employers in the public service sector.

         On January 31, 1996, a ruling was handed down by the Tel-Aviv District Labor Court completely rejecting the claims of the Engineers Union.

         The Engineers Union has appealed the decision to the National Labor Court. At the opening of the hearing of the appeal, the Histadrut submitted a petition that we be added as a party to the proceedings. We contested the petition. On November 6, 2000, the National Labor Court handed down its decision whereby our petition was granted and we were not added as a party to the proceedings. However, the claim of the Engineers Union against Telrad was accepted.

         Telrad has filed a petition to the High Court of Justice asking for recission of the judgment of the National Labor Court.

         In April 1996, the Lod Workers Council, on behalf of Telrad's Committee of Monthly Workers, filed in the Regional Labor Court a claim concerning the application of wage tables applicable in the public service sector to Telrad monthly employees. The parties to the litigation agreed to stay the proceedings until the National Labor Court decides on the appeal of the Engineering Workers.

         (b) In 1999, a claim was filed against Telrad by our employees who are members of our workers' committee. They are suing for accounts so that the plaintiffs can examine the calculation of the distribution of profits to employees. They are also suing for a declaratory judgment which will determine that Telrad is obliged to draw up new accounts for the distribution of profits. In addition, an application was filed to recognize the plaintiffs as the representatives of all of Telrad's workers and employees. The court rejected the application for a representative claim. A statement of defense has been filed.

         Restrictive Trade Practices

         TTL/Telrad

         During October 1997, following the publication of a newspaper article containing details about alleged violations of the Israeli Antitrust Law regarding price coordination and lack of competition between Tadiran Telecommunication Ltd., or TTL (a former subsidiary of Tadiran which merged with ECI in 1999) and Telrad, the Antitrust Commissioner conducted an examination at the offices of TTL and Telrad and at our offices during which documents were confiscated, employees were questioned and additional information was requested and provided.

         On December 13, 1998, the Investigations Department of the Israeli Office of Restrictive Trade Practices (Israeli Antitrust Authority) announced in a press release that it had concluded the investigation regarding allegations of illegal restrictive arrangements between us, TTL, Telrad, The Israel Telecommunications Corporation Limited, or Bezeq, and Bezeqcall Communications Ltd. in the field of the supply of public switches and in the Network Termination Point, or N.T.R, area. According to the press release, the investigators recommended indicting some of the examinees as a result of the investigation of several allegations, and the Legal Department of the Israeli Antitrust Authority will decide if offenses were in fact committed and if there is sufficient evidential basis for trial.

         On March 4, 2002, Tadiran Ltd., or Tadiran (which committed to indemnify ECI on any damage resulting from the issues under review by the Israeli Antitrust Authority), and Telrad received notice from the Israeli Antitrust Authority that the Israeli Antitrust Authority is considering the possibility of bringing each of these companies to trial for offenses against the Law for Restrictive Trade Practices, 1988 (Israeli Antitrust
Law), as a result of the actions of these companies with regard to the supply of public switches between the years of 1993 and 1997. The Israeli Antitrust Authority's notice states that the allegations against Telrad and Tadiran in the field of N.T.R. are still being reviewed by the commissioner of the Israeli Antitrust Authority. See also note 18A to our consolidated financial statements included elsewhere in this annual report.

         Under the Israeli Antitrust Law, penalties may be imposed against an entity which has violated the law. In addition, should it be proven that violations were committed, civil lawsuits may be filed against us and we may be subject to civil penalties, if damages can be proven as a result of a violation of the law. At this early stage, it is not possible to predict the likelihood that any fines will be imposed on us or any civil lawsuits will be filed against us, nor whether any such fines or lawsuits would have an adverse effect on our business, financial condition or results of operations.

         Claridge

         Pursuant to the directives of the Antitrust Commissioner, as conditions to granting permission for our merger with Claridge Group, various restrictions were imposed on us and the Claridge Group. With the completion of the sale of our holding in Mashav Enterprise and Development Ltd. these restrictions were cancelled.

         TTL/ECI  Merger

         Within the framework of the merger agreement among ECI, Tadiran and TTL, Tadiran undertook to indemnify ECI for any damage it incurred as a result of the matters listed below:

     o Taxes imposed on TTL and its consolidated companies over and above the provisions included in the financial statement.

     o Breach of the obligations of Tadiran and TTL in the merger agreement concerning agreements with related parties.

o Any subject connected with the matters being investigated by the Israeli antitrust commissioner.

         The indemnity items cover losses, in excess of the deductible, of between $1.5 million to $10 million (contingent upon each section separately) and/or are restricted to 81.67% of the loss incurred.

         For indemnity purposes only, the representations made by TTL remain valid for one year from the date of the merger. Tadiran's indemnity with regards to the matters or facts being investigated by the Israeli antitrust commissioner, remain valid for a period of seven years from the date of the merger and are extendible for an additional period as long as these matters are under investigation. All other remaining representations made by Tadiran or TTL did not remain valid after the date of the merger.

         Environmental

         One of MA Industries' plants is located in Ramat Hovav, along with other chemical plants, since the Government decided that the geological layers in that particular area are completely impenetrable to liquid or pollution. The Ministry of the Environment conducted examinations, which determined that there is data indicating subterranean pollution in Ramat Hovav. The examiners recommended the taking of measures to prevent the continuation of leakages from active and inactive plants, which are liable to constitute a source of pollution of the water table, in the area. At this stage, MA Industries cannot estimate the costs involved of implementing a solution, if, as a result of the research that will be carried out, a solution will be found. Furthermore, the local Municipality at Ramat Hovav is continuing to take rehabilitation steps relating to past incidents.

         Claims filed against Tadiran and its subsidiaries

         (a) Employees of a plant of Tadiran, which has been closed since 1990, filed actions against us, alleging that they sustained injuries and suffered related illnesses as a result of exposure to certain substances during their employment.

         Tadiran has insurance policies that cover possible damages as a result of these claims, and, consequently, no provisions have been made with respect to the claims. Tadiran recorded provisions with respect to possible damages which have been covered by an insurance company currently in the process of liquidation.

         (b) In October 1999, Bezeq lodged a claim against Tadiran asserting various losses incurred by Bezeq due to delays in the performance of works which were ordered under development and application contracts originally entered into between Bezeq and TTL in the amount of approximately $8.6 million.

         Alternatively, Bezeq is suing for the balance of arrearage penalties to which it alleges is entitled pursuant to the same contracts, and which were not paid in full, in the amount of approximately $1.7 million.

         In an arbitration judgment handed down on February 17, 2000, all of Bezeq's arguments regarding TTL's liability for the principal claim were dismissed. The arbitration judgment determined that pursuant to the engagement contracts between the parties Bezeq is entitled to compensation within the framework of arrearage penalties only. The parties are in intensive negotiations to reach a settlement. In the opinion of the management of Tadiran, based on the opinions of its legal counsel, Tadiran will not bear additional substantial expenses over and above the allocations contained in the financial statements.

         Claims filed against MA Industries and its foreign subsidiaries

         A claim was filed against MA Industries, one of our subsidiaries in Brazil, alleging that the MA Industries copied a certain process, which is a protected trade secret that is owned by the claimant. Accordingly, the subsidiary is being sued to indemnify the claimant for unfair competition, in the amount of $14 million (based on a calculation involving the amount of materials used). In addition, the claimant has requested that a fine of $40 per day be levied against the subsidiary for the unlawful exploitation of trade secrets. MA Industries' management estimates that the claim has no validity and, therefore, no provision has been included in the financial statements in respect thereto.

         A claim was filed against several parties including a MA Industries subsidiary in Brazil, for an aggregate amount of $30 million, by a group that acquired the rights to two banks that had declared bankruptcy. MA Industries' subsidiary is requested to repay a loan of $1 million, out of the aforementioned amount, which the claimants maintain had been granted directly to the subsidiary. With respect to the balance of the claim, the subsidiary has been sued as the guarantor of debts of agricultural cooperatives, which were its former shareholders.

         The subsidiary's management estimates that there is a reasonable likelihood that its defense against the claim will be accepted and, therefore, no provision has been included in the financial statements in respect thereto.

         Claims and other monetary demands have been filed against MA Industries' subsidiary in Brazil, in the aggregate amount of $18 million.

         Pursuant to the amendment of the Employment of Workers by Human Resources Contractors Law 1996, passed in July 2000, human resources employees are entitled to identical working conditions as those provided to workers employed directly by employers beginning in 2001. The management of MA Industries estimates that the amendment to this law shall not have any significant influence on the results of its activities in the coming years.

         A number of claims have been filed against certain other companies concerning various matters arising in the normal course of business, including taxes, customs and VAT liabilities. The management of these companies believes, based on the opinion of the legal counsel handling the claims, that appropriate provisions in light of the circumstances have been included in the financial statements.

Item 9.  The Offer and Listing.

Trading in our ADSs

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


                                                                    ADSs
                                                            -------------------
                                                            High          Low
                                                            ----------  -------

Annual                                                      $           $

         1997..........................................     21.6271     15.0853
         1998..........................................     24.4077     12.0580
         1999..........................................     24.0805     15.4596
         2000..........................................     22.0625     13.0000
         2001..........................................     13.9375      4.1400

Quarterly 2000
         First Quarter.................................     21.3926     17.7233
         Second Quarter................................     22.0000     16.7318
         Third Quarter.................................     22.0625     18.6875
         Fourth Quarter................................     19.3750     13.0000

Quarterly 2001
         First Quarter.................................     13.9375      7.5200
         Second Quarter................................      8.3300      6.3100
         Third Quarter.................................      7.3300      6.2500
         Fourth Quarter................................      6.7700      4.1400

Monthly 2001/2002
         December......................................      6.7700      5.7500
         January.......................................      7.2700      5.9000
         February......................................      5.9300      4.4500
         March.........................................      5.2600      4.5000
         April.........................................      4.8500      4.0500
         May...........................................      5.2100      4.2000

         On June 10, 2002, the last reported sale price of our ADSs was $5.20 per ADS.

         The ADSs are issued pursuant to a Deposit Agreement entered into between us and the Bank of New York, as depository. The Bank of New York's address is 101 Barclay Street, New York, New York 10286.

         Trading in our Ordinary Shares

         Our securities have been listed on the TASE since 1956. Our ordinary shares have been listed on the TASE since 1991. The ordinary shares are not listed on any other stock exchange and have not been publicly traded outside of Israel (other than through ADSs as noted above). The table below sets forth the high and low last reported prices of our ordinary shares (in NIS and dollars) on the TASE. The translation into dollars is based on the average period rate of exchange published by the Bank of Israel.


                                                                                Ordinary Shares
                                                           ----------------------------   --------------------------
                                                                       High                          Low
                                                           ----------------------------   --------------------------
                                                               NIS              $             NIS            $
                                                           -----------      -----------   ----------      ----------

Annual
         1997..............................................416.25             120.13         281.27         81.17
         1998..............................................481.00             126.25         270.00         70.87
         1999..............................................504.00             121.00         348.00         83.55
         2000..............................................455.00             111.85         255.50         62.81
         2001..............................................281.20              67.08          89.80         20.34

Quarterly 2000
         First Quarter.....................................453.00             111.74         373.00         92.00
         Second Quarter....................................450.30             109.83         345.90         84.37
         Third Quarter.....................................455.00             112.07         385.00         94.83
         Fourth Quarter....................................393.80              96.05         255.50         62.32

Quarterly 2001
         First Quarter.....................................281.20              67.08         157.00         37.45
         Second Quarter....................................172.30              41.37         131.80         31.65
         Third Quarter.....................................153.30              35.20          95.00         21.81
         Fourth Quarter....................................149.20              33.79          89.80         20.34

Monthly 2001/2002
         December..........................................149.20              33.79         121.40         27.50
         January...........................................166.60              36.20         136.80         29.73
         February..........................................142.40              30.80         104.40         22.58
         March.............................................121.80              26.10         104.50         22.39
         April.............................................116.50              23.81         101.30         20.70
         May...............................................126.60              25.75         102.10         20.77

         As of June 10, 2002, the last reported price of our ordinary shares on the TASE was NIS 127.00 (or $25.51) per share.

Item 10.  Additional Information.

Memorandum and Articles of Association

         Organization and Register

         We are a public company organized in the State of Israel under the Companies Law. We are registered with the Registrar of Companies of the State of Israel and we have been assigned company number 52-001414-3.

         Objects and Purposes

         Our objects and purposes include a wide variety of business purposes, including many types of investments, borrowing and lending, owning and transacting in real estate, and are set forth in detail in
Section 2 of our memorandum of association.

         Directors

         Pursuant to our articles of association, the number of directors serving on the board is required to be not less than five. The appointment of members to the Board of Directors, their replacement and removal, and the appointment of the Chairman of the Board of Directors requires approval by our shareholders by ordinary resolution. Each member of the Board of Directors remains in office until his/her office is vacated due to any one of the following events: death, legal incompetency, bankruptcy or resignation or upon removal at a shareholders meeting. Our chief executive officer is appointed by the Board of Directors. Our executive officers serve at the discretion of our chief executive officer pursuant to powers delegated to him by our Board of Directors. The board is authorized to appoint additional directors (whether to fill a vacancy or create new directorship) to serve until the next annual shareholders meeting, provided that the total number of directors does not exceed the maximum set by the general meeting. Compensation of the Board of Directors is fixed by the general meeting and directors are not required to hold qualifying shares

         A meeting of the board may be called at the request of each director. The quorum required for a meeting of the board consists of a majority of directors holding office, for the time being, and entitled under any law to attend and vote at such meeting, provided that the quorum is not less than three. In lieu of a board meeting a resolution may be adopted by written consent.

         The board may appoint a committee of the board and delegate to such committee all or any of the powers of the board, as it deems appropriate. Notwithstanding the foregoing, the board may, from time to time, revoke the delegation made to a committee of its powers and authorities or portion thereof. The board has appointed an audit committee, which has four members, a remuneration committee, which has three members and an executive committee, which has four members.

         The board has borrowing powers that may be exercised in accordance with our articles of association. Our articles of association are silent with regards to the retirement age of directors and directors' involvement in matters to which they are materially interested.

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

         In the case of a transaction which is not an extraordinary transaction, after the office holder complies with the above disclosure requirement, only board approval is required unless our articles of association provide otherwise. The transaction must not be adverse to our interest. Furthermore, if the transaction is an extraordinary transaction, then, in addition to any approval stipulated by the articles of association, it also must be approved by our audit committee and then by the board of directors, and, under certain circumstances, by a meeting of our shareholders. An office holder who has a personal interest in a matter that is considered at a meeting of the board of directors or the audit committee may not be present at this meeting or vote on this matter.

         The Companies Law applies the same disclosure requirements to a controlling shareholder of a public company, which includes a shareholder that holds 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in Koor. Extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and the terms of compensation of a controlling shareholder who is an office holder, require the approval of the audit committee, the board of directors and our shareholders. The shareholder approval must include at least one-third of the shareholders who have no personal interest in the transaction and are present, in person or by proxy, at the meeting or, alternatively the total shareholdings of those who have no personal interest in the transaction who vote against the transaction must not represent more than one percent of the voting rights in Koor.

         In addition, a private placement of securities that will increase the relative holdings of a shareholder that holds five percent or more of our outstanding share capital (assuming the exercise or conversion of all securities held by such person that are exercisable for or convertible into shares) or that will cause any person to become, as a result of the issuance, a holder of more than five percent of our outstanding share capital, requires approval by the board of directors and our shareholders.

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

         Under the Companies Law, our shareholders have a duty to act in good faith towards us and our shareholders and to refrain from abusing his or her power in Koor including, among other things, while voting in a general meeting of shareholders on the following matters:

         o     Any amendment to the articles of association,

         o     An increase of our authorized share capital,

         o     A merger,

         o Approval of interested party transactions which require shareholders approval.

         In addition, any controlling shareholder, any shareholder who knows that it possesses power to determine the outcome of a shareholder vote and any shareholder who, pursuant to the provisions of a company's articles of association, has the power to appoint or prevent the appointment of an office holder in Koor, is under a duty to act with fairness towards us. The Companies Law does not describe the substance of this duty.

         Exculpation, Insurance and Indemnification of Directors and Officers

         Under the Companies Law, an Israeli company may not exempt an office holder from liability with respect to a breach of his duty of loyalty, but may exempt, in advance, an office holder from his liability to us, in whole or in part, with respect to a breach of his duty of care. Under the Companies Law, a company may not indemnify an office holder, nor enter into an insurance contract, which would provide coverage for any monetary liability incurred as a result of any of the following:

         o A breach by the office holder of his duty of loyalty unless the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the Company;

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

         Office Holder Insurance

         Our articles of association provide that, subject to the provisions of the Companies Law, we may enter into a contract for the insurance of the liability of any of our office holders with respect to:

         o A breach of an office holder's duty of care to us or to another person;

         o A breach of an officer holder's fiduciary duty to us, provided that the office holder acted in good faith and had reasonable cause to assume that his act would not adversely affect the best interests of Koor;

         o A financial liability imposed upon an office holder in favor of another person concerning an act performed by him in his capacity as an office holder;

         o Additional circumstances for which it is permissible, under the law, to enter into a contract for the insurance of the liability of any of our office holders.

         Indemnification of Office Holders

         Our articles of association provide that we may indemnify an office holder against:

         o A financial liability imposed on an office holder in favor of another person by any judgment given in the scope of a compromise or an arbiter's award approved by a court concerning an act performed in the office holder's capacity as an office holder;

         o Reasonable litigation expenses, including attorneys' fees, expended by the office holder, in proceedings instituted against him by us or by another person, or in a criminal charge from which he was acquitted, or a criminal charge in which judgment is given in his favor or in respect of which he is acquitted, in relation to any act done by him in his capacity as an office holder; and

         o Additional circumstances for which it is permissible, under the law, to indemnify officer holders.

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

         Description of Koor's Ordinary Shares

         The par value of our ordinary shares is NIS 0.001 per share, and all issued and outstanding ordinary shares are fully paid and non-assessable. Holders of paid-up ordinary shares are entitled to participate equally in the payment of dividends and other distributions and, in the event of liquidation, in all distributions after the discharge of liabilities to creditors. Our shareholders do not have preferential rights to purchase new shares in Koor.

         Voting is on the basis of one vote per share. An ordinary resolution (for example, resolutions for the approval of final dividends or the appointment of auditors) requires the affirmative vote of a majority of shares voting in person or by proxy. A special resolution (for example, resolutions amending the articles of association or authorizing changes in capitalization or in the rights of shareholders) requires the affirmative vote of at least 75% of the shares voting in person or by proxy.

         Under the articles of association, if at anytime the share capital is divided into various classes, we may, by way of special resolution consented to in writing by the holders of three quarters of our issued shares or a special resolution passed at an extraordinary meeting, alter the previous benefits restrictions and provisions applicable to that class. We shall also be entitled, by special resolution, to amend our share capitalization.

         The Board of Directors has the power to set aside our cash profits to pay a final dividend after making appropriations for capital reserves; such a dividend must be approved at a general meeting. No dividend shall be declared at a general meeting which is greater than that recommended by the Board of Directors. The Board of Directors is also entitled to pay shareholders an interim divided if it is justified in light of our financial position. All ordinary shares represented by ADRs will be issued in registered form only. Ordinary shares do not entitle their holders to preemptive rights.

         Meetings of Shareholders

         Under the Companies Law, we are required to hold an annual meeting every year no later than fifteen months after the previous annual meeting. In addition, under the Companies Law, we are required to hold a special meeting in the following circumstances:

         o     At the direction of the Board of Directors;

         o If so requested by two directors or 1/4 of the serving directors; or

         o Upon the request of one or more shareholder who have at least 5% of the issued share capital and at least 1% of the voting rights or more shareholders who have at least 5% of the voting rights.

         If the Board of Directors receives a demand to convene a special meeting, it must publicly announce the scheduling of the meeting within 21 days after the demand is delivered. The meeting must then be held no later than 35 days after notice was made public.

         Under the Companies Law, the agenda at an annual meting is determined by the Board of Directors. The agenda must also include the proposals for which the convening of a special meeting was called, as well as any proposal requested by one or more shareholder who holds no less than 1% of the voting rights, as long as the proposal is one suitable for discussion at an annual meeting.

         Under the Companies Law, a notice of an annual meeting must be made public (and delivered to every shareholder registered in the shareholders register, unless it is stated otherwise in the articles of the company as it is with Koor) at least 21 days before the meeting is convened. The shareholders entitled to participate and vote at the meeting are the shareholders as of the record date set at the time of the decision to convene the meeting, provided that the record date is not more than 40 days, and not less than four days, before the date of the meeting.

         A quorum is represented by at least two holders of ordinary shares personally, or by proxy, who together hold at least 1/3 of the voting rights of Koor. If such quorum is not present, the meeting stands adjourned until the same day of the following week. At the adjourned meeting, two members, irrespective of their percentage holding of voting rights, shall constitute a quorum.

         Under the Companies Law, a shareholder who intends to vote at a meeting must demonstrate that he owns shares in accordance with the regulations. Under these regulations, a shareholder whose shares are registered with a member of a stock exchange (such as NYSE or the TASE) must provide us with an authorization from such member regarding his ownership as of the record date.

         Right of Non-Israeli Shareholders to Vote

         Our memorandum of association, the articles of association, and the laws of the State of Israel do not restrict in any way the ownership or voting of our ordinary shares by nonresidents or persons who are not citizens of Israel, except with respect to citizens or residents of countries that are in a state of war with Israel.

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

Material Contracts

       Merger of ECI Telecom Ltd. (ECI) and Tadiran Telecommunication Ltd. (TTL)

         On March 16, 1999, ECI and TTL announced the completion of a merger between them effective January 1, 1999. As a result of the merger, we no longer consolidate TTL in our financial statements, and the goodwill balance increased by approximately NIS 179 million. See note 3.A. to our consolidated financial statements included elsewhere in this annual report.

         Divestiture of Mashav Enterprise and Development Ltd. (Mashav)

         In January 2000, we sold our holdings (50%) in Mashav to Clal Industries Ltd. ("Clal") for consideration of NIS 903 million and 47.5% of the shares of Mashal Alumina Industries Ltd. and we recorded a capital gain of NIS 368 million (NIS 237 after tax). On December 1999, Mashav distributed a dividend to us and Clal of NIS 720 million. See note 3.D. to our consolidated financial statements included elsewhere in this annual report.

         Sale of certain of Telrad's Businesses to Nortel Israel

         In May 2000, we, along with Telrad and Nortel Networks Ltd. ("Nortel"), established a new company under the name of "Nortel Networks Israel (Sales and Marketing) Ltd." ("Nortel Israel"), of which Nortel holds 72%. We hold the remaining 28% with Telrad without voting rights. However, together we have the right to appoint one director out of six.

         On May 25, 2000, several agreements, including an Asset Purchase Agreement and a Shareholders Agreement, were entered into by and among Koor, Telrad, Nortel and Nortel Israel, in connection with the sale by Telrad to Nortel Israel of Telrad's sales, marketing and support functions of its public switching and TX1 systems businesses and Telrad's operations in these fields in Israel and in several export markets. Under the agreement, Telrad received approximately $90 million for the transaction, as well as the book value of the transferred businesses. These businesses in 1999 and the eight months ended August 31, 2000, constituted approximately 43.5% and 31.3% of Telrad's sales respectively.

         Pursuant to the agreements, Telrad will serve as a subcontractor of Nortel Israel for the manufacturing of public switching and TX1 business exchanges, which will be marked by Nortel Israel for a period of time set forth in the agreement, and will perform research and development work relating to the exchanges. In addition, earlier agreements regarding commitments made by Telrad to purchase know-how and pay royalties to Nortel were cancelled by mutual consent.

         In connection with the transaction, which closed on August 31, 2000, we invested approximately $5.6 million in the share capital of Nortel Israel and provided a shareholder's loan of $42 million. The loan is repayable in 2003, and bears interest at 6% per annum. In addition, we acquired Nortel's 20% stake in Telrad for $45 million, thereby making Telrad our wholly owned subsidiary. Also in connection with the transaction, we were granted a Put option to sell our holdings in Nortel Israel to Nortel and gave Nortel a Call option to purchase such holding.

These options can be exercised in 2003, at a price that reflects the amount of our investment in Nortel Israel plus the yield stipulated in the agreements which is based on the performance of Nortel Israel.

         As a result of these transactions, we recorded a capital gain (after tax) in the third quarter of 2000 of approximately NIS 261 million. See note 3.E. to our consolidated financial statements included elsewhere in this annual report.

         Divestiture of Tadiran Com. Ltd

         On November 10, 1999, Tadiran sold its holdings (100%) in Tadiran Com. Ltd. ("Com") to Shemrock and others for $149 million. We recorded net capital gain of NIS 164 million. See note 3.B. to our consolidated financial statements included elsewhere in this annual report.

Exchange Controls

         Holders of ADSs are able to convert dividends and liquidation distributions into freely repairable non-Israeli currencies at the rate of exchange prevailing at the time of repatriation, pursuant to a general permit issued by the Controller of Foreign Exchange at the Bank of Israel, or Controller, under the Currency Control Law, 1978, or Currency Control Law, as modified by certain reforms in May 1998, provided that Israeli income tax has been withheld by us with respect to such amounts.

         Our ADSs may be freely held and traded pursuant to the General Permit and the Currency Control Law. The ownership or voting of ADSs by non-residents of Israel, except with respect to citizens of countries that are in a state of war with Israel, are not restricted in any way by our memorandum of association or articles of association or by the laws of the State of Israel.

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

         Holders of our ADSs should consult their own tax advisors as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of our ADSs, including, in particular, the effect of any foreign, state or local taxes.

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

Capital Gains and Income Taxes Applicable to Non-Israeli Shareholders

         Under current law, sales of ADSs or our ordinary shares are exempt from Israeli capital gains tax so long as they are listed on the TASE or on a stock exchange, such as the NYSE, recognized by the Israeli Ministry of Finance and as long as the holder of such securities is an individual or a company wholly-owned by individuals which did not receive trading income in the relevant tax year or which has not claimed a financial expenses deduction in such year. The latter condition with respect to a company wholly-owned by individuals was added as a result of an amendment from October 1998 to the Income Tax (Adjustment for Inflation) Law 1985, which extended the applicability of such law to include companies, including non-resident companies which are not wholly-owned by individuals. Taxpayers to whom the Inflationary Adjustment Law does not apply are exempt from tax on profits deriving from the sale of listed securities, as described above. As a result of the amendment, taxpayers to whom the Inflationary Adjustment Law applies will be liable to tax on the real gain accruing to them at the time of sale of securities. The base cost for calculating the gain will be the market value of the securities on December 31, 1998. Notwithstanding the foregoing, dealers in securities in Israel are taxed at applicable tax rates to ordinary income.

         Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel or received in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distributions of dividends by us other than bonus shares (stock dividends), income tax at the rate of 25% is generally withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder's country of residence.

U.S.-Israel Tax Treaty

         Pursuant to the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended (the "U.S.-Israel Tax Treaty"), which became effective as of January 1, 1995, the sale, exchange or disposition of ADSs or ordinary shares by a person who qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and who is entitled to claim the benefits afforded to such resident by the U.S.-Israel Tax Treaty ("Treaty U.S. Resident") will generally not be subject to Israeli capital gains tax unless such Treaty U.S. Resident held, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions. A sale, exchange or disposition of ADSs or ordinary shares by a Treaty U.S. Resident who held, directly or indirectly, shares representing 10% or more of our voting power at any time during such preceding 12-month period would be subject to such Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits.

Israeli Tax Reform Proposals

         During May 2000, the Public Committee regarding Changes in the Tax System in Israel (Ben Bassat Committee) published various recommendations to reform the tax laws, including recommendations that deal with tax relief on earned income and with taxation income derived from capital and from capital market operations.

         According to the recommendations, capital gain from quoted securities of an Israeli company, realized by an individual or a company, to which the Inflationary Adjustment Law does not apply, will be taxable at the rate of 25%. However, according to a clarification which the Ministry of Finance published on May 9, 2000, residents of countries with whom Israel has signed a Treaty for the Prevention on Double Taxation (such as the United States) will be tax-exempt on gains from securities of companies that are listed on a stock exchange (such as our ordinary shares and ADR's). In the case of controlling shareholders who according to provision of the Treaty are liable to capital gains tax in Israel, those person will have to report their income in Israel.

         These recommendations are currently under review and there can be no assurance as to whether or not such recommendations will be adopted or whether the final form will differ from the proposals.

         Under the amendment to the Inflationary Adjustment Law, non Israeli corporations might be subject to Israeli taxes on the sale to traded securities of an Israeli company, subject to the provisions of any applicable double taxation treaty.

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

         Based on our income, assets and activities for the year 2001, we believe that we were not a PFIC for that year, nor do we expect to become a PFIC in the foreseeable future. However, there can be no assurances that we will not be treated as a PFIC for that year or any taxable year. If we are or become a PFIC for any taxable year included in your holding period, we generally will remain a PFIC for all subsequent taxable years with respect to your holding of our ADSs.

         You are urged to consult your tax advisor regarding the possibility of us being classified as a PFIC and the potential tax consequences arising from the ownership and disposition (directly or indirectly) of an interest in a PFIC.

         Backup Withholding and Information Reporting

         Dividend payments made with respect to ADSs and proceeds received in connection with the sale or other disposition of ADSs may be subject to information reporting to the U.S. Internal Revenue Service (the "IRS") and backup withholding. Backup withholding will not apply, however, if a U.S. Holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates such fact or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable backup withholding rules. Persons required to establish their exempt status generally must provide such certification on IRS Form W-9 or Form W-8BEN (as applicable). Amounts held as backup withholding may be credited against a U.S. Holder's U.S. federal income tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

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

         You may read and copy any document we file with the SEC at its public reference facilities at, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of this web site is http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

General

         Our market risk represents the risk of changes in the value of financial instruments caused by fluctuations in foreign exchange rates, interest rates and equity prices. Our hedging arrangements against market risk are not in material amounts and, as a matter of policy; we do not enter into transactions of a speculative or trading nature. Foreign currency exchange rate and interest rate exposures are monitored by tracking actual and projected commitments and through the use of sensitivity analysis. We do not believe that it is exposed to any material market risk with regard to market risk sensitive instruments.

Market risk related to foreign currency exchange rates

         As of December 2001, we have financial liabilities denominated in various currencies (primarily dollars). A fluctuation in currency prices is liable to affect our financing expenses.

         We have consolidated foreign currency-linked financial liabilities of NIS 5,814 million, of which NIS 4,898 million is dollar-linked and the rest, NIS 916 million, is linked to other currencies (mainly the Brazilian
Real).

         Net financial liabilities in foreign currency total NIS 2,616 million, of which total dollar-linked financial liabilities are NIS 2,965 million, and net financial assets linked to other foreign currencies (mainly the Brazilian real) amount to NIS 349 million. A portion of the currency exposure also stems from the export sales included in our consolidated statements, which include NIS 5,118 million - constituting 72% of our total consolidated sales, while a considerable portion of the expenses included in the consolidated statements are stated in Israeli currency.

         Our policy regarding hedging against exposure to fluctuations in currency prices is that each subsidiary will hedge according to the needs and markets in which it operates; there is no policy of engaging in currency hedging over the entire consolidated balance sheet.

         Our consolidated statements of December 2001 include transactions with financial instruments that serve mainly as a hedge against currency exposure for the subsidiary companies.

         We bought dollars in exchange for other currencies in future trades, call options, and swaps, totaling NIS 484,144 and NIS 183 million, respectively. At the same time, we had consolidated sales of dollars in exchange for other currencies through future trades, call options, and swaps totaling NIS 165,12 and NIS 183 million, respectively. For a detailed description of transactions with financial instruments, see Note 21 to our consolidated financial statements included elsewhere in this annual report.

Market risk related to interest rates

         Some of our financial loans are denominated in variable interest rates that are liable to fluctuate from time to time. Our policy regarding exposure to interest rates is that each company manages its own exposure.

         In December 2001, the consolidated balance sheet contained loans and other liabilities in foreign currency (mainly in U.S. dollars) totaling NIS 5,814 million, and non-index linked shekel loans totaling NIS 1,061 million. The consolidated balance sheets contain financial assets in foreign currency (mainly in U.S. dollars) totaling NIS 3,198 million and non-index linked shekel assets totaling NIS 792 million. Net financial liabilities exposed to LIBOR interest rate fluctuations reached NIS 4,027 million, while net financial liabilities exposed to interest rate fluctuations in Israel amounted to NIS 264 million.

         Some of the companies engage in hedge transactions against interest rate fluctuations in amounts totaling NIS 397 million.

         Our net liabilities exposed to fluctuations in the LIBOR interest rate amount to NIS 1,400 million. Should the LIBOR interest rate rise by 2%, our financing expenses as a company will increase by NIS 28 million.

         The net total of our loans exposed to fluctuations in the interest rate in Israel is NIS 35 million. Should the interest rate in Israel rise by 2%, our financing expenses as a company will increase by NIS 1 million.

         We believe that a 2% increase in the LIBOR interest rate and in the shekel interest rate in Israel constitutes a reasonable increase for examining the impact of exposure to interest rates on our financing expenses, in view of the changes that have occurred in recent years and those that are forecast for the coming year.

         From time to time, we examine the market conditions for engaging in hedge transactions against exposure to interest rate fluctuations. In 2001, we engaged in hedge transactions against interest rate fluctuations totaling NIS 331.

Market risk related to equity prices

         We had equity marketable short-term securities at December 31, 2001 of approximately NIS 116 million. Market risk was estimated as the potential hypothetical decrease of 20% in the prices of these securities. Assuming such a decrease, the fair value of the equity marketable securities would decrease by approximately NIS 23 million.

         In addition, we have long-term equity holdings in several subsidiaries whose securities are traded on the Tel Aviv Stock Exchange and Nasdaq. Ordinary fluctuations in the prices of these subsidiaries' securities would not affect our financial statements; however, significant fluctuations may have an adverse affect on our financial statements.

Item 12. Description of Securities Other than Equity Securities.

         Not Applicable.

                                  PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

         Not Applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

         Not Applicable.

Item 15. [Reserved]

Item 16. [Reserved]

                                  PART III

Item 17. Financial Statements.

         See pages F-1 through F-140, incorporated herein by reference.

Item 18. Financial Statements.

         Not Applicable.

Item 19. Exhibits.

 Exhibit No.      Description
 -----------      -----------

  1.1             Memorandum of Association of Koor Industries Ltd.
                  (together with an English translation thereof).*

  1.2 Articles of Association of Koor Industries Ltd. (together with an English translation thereof).*

  2.1             Form of Ordinary Share Certificate.*

  2.2             Form of Deposit Agreement including Form of American
                  Depositary Receipt.**

  4.1 Agreement and Plan of Merger, dated December 22, 1998, among ECI Telecom Ltd., Tadiran Telecommunications Ltd. and Tadiran Ltd.****

  4.2 Agreement dated December 31, 1999 between Koor and Clal Industries and Investments Ltd. for the sale of Koor's holdings in Mashav.***

  4.3 Agreement dated November 10, 1999 between Tadiran and the Shamrock Group for the sale of 4.3 Tadiran's interest in Tadiran Com.***

  4.4 Asset Purchase Agreement, dated May 25, 2000, by and among Telrad Networks Ltd., Nortel Networks Ltd., Koor Industries Ltd. and Nortel Networks Israel (Sales and Marketing) Ltd.****

  4.5 Shareholders Agreement, dated May 25, 2000, by and among Nortel Networks Ltd., Nortel Communications Holdings
                  (1997) Ltd., Koor Industries Ltd., Telrad Networks Ltd. and Nortel Networks Israel (Sales and Marketing) Ltd.****

  8.1             List of significant subsidiaries.*****

_________________

* Incorporated herein by reference to Koor Industries Ltd.'s Registration Statement on Form F-1 (Registration No. 333-97732) filed with the Securities and Exchange Commission on October 3, 1995.

** Incorporated herein by reference to Koor Industries Ltd.'s Registration Statement on Form F-6 (Registration No. 333-97758) filed with the Securities and Exchange Commission on October 4, 1995.

*** Incorporated herein by reference to Koor Industries Ltd.'s Annual Report on Form 20-F for the fiscal year ended December 31, 1999 (File No. 001-09178) filed with the Commision on May 26, 2000.

**** Incorporated herein by reference to Koor Industries Ltd.'s Annual Report on Form 20-F for the fiscal year ended December 31, 2000 (File No. 001-09178) filed with the Commision on July 2, 2001.

*****    Filed herewith.

                                 SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tel Aviv, State of Israel, on the 13th day of June, 2002.


                                     KOOR INDUSTRIES LTD.



                                     By:    /s/ Jonathan B. Kolber
                                       ----------------------------------------
                                       Jonathan B. Kolber
                                       Chief Executive Officer and
                                       Vice Chairman of the Board of Directors

                                  Koor Industries Ltd. (an Israeli Corporation)
-------------------------------------------------------------------------------

Financial Statements as of and for the year ended December 31, 2001



Contents

                                                                           Page


Auditors' Report............................................................F-2

Financial Statements:

Consolidated Balance Sheets.................................................F-4

Company Balance Sheets......................................................F-6

Consolidated Statements of Operations.......................................F-8

Company Statements of Operations............................................F-9

Statement of Shareholders' Equity..........................................F-10

Consolidated Statements of Cash Flows......................................F-14

Company Statements of Cash Flows...........................................F-20

Notes to the Financial Statements..........................................F-22

Reports of Other Auditors' (for which financial statements
are not separately presented).............................................F-119

KPMG
Somekh Chaikin


Auditors' Report to the Shareholders of
Koor Industries Ltd.

We have audited the accompanying balance sheets of Koor Industries Ltd. (hereinafter - the "Company" or Koor) as at December 31, 2001 and 2000, and the consolidated balance sheets of the Company and its subsidiaries as at such dates, and the related statements of operations, shareholders' equity, and cash flows, for each of the three years, the last of which ended December 31, 2001. These financial statements are the responsibility of the Company's Board of Directors and of its Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain subsidiaries, including those consolidated by the proportionate consolidation method, whose assets constitute 46% and 49 % of the total consolidated assets as at December 31, 2001 and 2000 respectively, and whose revenues constitute 48%, 50% and 16% of the total consolidated revenues for the years ended December 31, 2001, 2000, and 1999 respectively. The financial statements of those subsidiaries were audited by other auditors whose reports thereon were furnished to us. Our opinion, insofar as it relates to amounts emanating from the financial statements of such subsidiaries, is based solely on the said reports of the other auditors. Furthermore, the data included in the financial statements relating to the net asset value of the Company's investments in affiliates and to its share in their operating results is based on the financial statements of such affiliates, some of which were audited by other auditors.

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

In our opinion, based on our audits and on the reports of the above-mentioned other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of the Company and the consolidated financial position of the Company and its subsidiaries as of December 31, 2001 and 2000 and the results of their operations, the changes in shareholders' equity and their cash flows for each of the three years, the last of which ended December 31, 2001, in conformity with accounting principles generally accepted in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the three-year period ended December 31, 2001 and stockholders' equity as of December 31, 2001 and 2000, to the extent summarized in Note 28 to the consolidated financial statements.

As explained in Note 2B, the above-mentioned financial statements are presented in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with opinions of the Institute of Certified Public Accountants in Israel.

As discussed in Note 18A(1) to the financial statements, relating to an investigation by the Restrictive Trade Practices Authority, concerning the alleged coordination of prices in the Koor Group with respect to the products of its subsidiaries, Tadiran Ltd. and Telrad Networks Ltd. (formerly - "Telrad Industries and Telecommunications Ltd."), and to that stated in Note 3A(7) to the financial statements regarding legal procedures against the subsidiary, ECI Telecom Ltd.


/s/Somekh Chaikin

Somekh Chaikin
Certified Public Accountants (Isr.)


March 18, 2002


Consolidated Balance Sheets as at December 31
------------------------------------------------------------------------------------------------------------------
In terms of shekels of December 2001
                                                                                                       Convenience
                                                                                                       translation
                                                                                                         (Note 2B)
                                                                          December 31               --------------
                                                                   --------------------------          December 31
                                                                     2001              2000                   2001
                                                                   ---------      -----------       --------------
                                                     Note                 NIS thousands             US $ thousands
                                                     ----          -------------------------        --------------

Assets

Current assets
Cash and cash equivalents                                           805,004           982,713            182,293
Short-term deposits and investments                     4           603,145           640,952            136,582
Trade receivables                                       5         2,108,775         2,697,858            477,531
Other receivables                                       6           544,784           456,656            123,364
Assets designated for sale                          3B(3)           265,979                 -             60,231
Inventories and work in progress, net
 of customer advances                                   7         1,756,461         1,786,064            397,749
                                                                  ---------         ---------          ---------
Total current assets                                              6,084,148         6,564,243          1,377,750
                                                                  ---------         ---------          ---------

Investments and long-term
 receivables
Investments in affiliates                               8         1,350,425         3,043,262            305,803
Other investments and receivables                       9         1,086,244         1,181,256            245,979
                                                                  ---------         ---------            -------
                                                                  2,436,669         4,224,518            551,782
                                                                  ---------         ---------          ---------

Fixed assets                                           10
Cost                                                              5,700,083         6,831,250          1,290,780
Less - accumulated depreciation                                   2,711,948         3,516,169            614,119
                                                                  ---------         ---------          ---------
                                                                  2,988,135         3,315,081            676,661

Intangible assets and deferred
 expenses after amortization                           11         1,373,993         * 926,392            311,140
                                                                  ---------         ---------          ---------


                                                                 12,882,945        15,030,234          2,917,333
                                                                 ==========        ==========          =========




                                                                                   Koor Industries Ltd. (An Israeli Corporation)

--------------------------------------------------------------------------------------------------------------------------------

                                                                                                       Convenience
                                                                                                       translation
                                                                                                         (Note 2B)
                                                                          December 31               --------------
                                                                   --------------------------          December 31
                                                                     2001              2000                   2001
                                                                   ---------      -----------       --------------
                                                     Note                 NIS thousands             US $ thousands
                                                     ----          -------------------------        --------------

Liabilities and Shareholders Equity

Current liabilities
Credits from banks and others                          12         1,733,852         2,733,576            392,629
Trade payables                                         13         1,281,113         1,433,574            290,107
Other payables                                         14         1,009,201         1,092,750            228,533
Customer advances, net of work in progress              7           279,881           301,880             63,379
                                                                  ---------         ---------           --------
Total current liabilities                                         4,304,047         5,561,780            974,648
                                                                  ---------         ---------           --------

Long-term liabilities
Net of current maturities:                          15,21
Bank loans                                                        4,324,503         3,067,964            979,280
Other loans                                                         103,310           191,515             23,394
Debentures                                                                -            34,427                  -
Convertible debentures                                              295,072            73,488             66,819
Customer advances                                                    69,150           105,882             15,659
Deferred taxes                                        16F           184,786         * 175,029             41,845
Liability for employee severance benefits, net         17           191,654           293,036             43,400
                                                                  ---------         ---------           --------
Total long-term liabilities                                       5,168,475         3,941,341          1,170,397
                                                                  ---------         ---------           --------

Liability for acquisition of
 subsidiaries' shares                                                     -            81,654                  -
                                                                  ---------         ---------           --------

Contingent liabilities and commitments                 18

Minority Interest                                                 1,308,898         1,078,396            296,399
                                                                  ---------         ---------           --------
Shareholders' Equity                                   20         2,101,525         4,367,063            475,889
                                                                  ---------         ---------           --------

                                                                 12,882,945        15,030,234          2,917,333
                                                                 ==========        ==========          =========

*  Reclassified



                          --------------------------------                  --------------------------------
March 18, 2002            Jonathan Kolber                                   Ron Feinstein
                          CEO and Vice Chairman                             Member of the Board of Directors
                          of the Board of Directors



The accompanying notes are an integral part of the financial statements.


Company Balance Sheets as at December 31
-------------------------------------------------------------------------------------------------------------------
In terms of shekels of December 2001

                                                                                                       Convenience
                                                                                                       translation
                                                                                                         (Note 2B)
                                                                          December 31               --------------
                                                                   --------------------------          December 31
                                                                     2001              2000                   2001
                                                                   ---------      -----------       --------------
                                                      Note                 NIS thousands            US $ thousands
                                                      ----         -------------------------        --------------
Assets

Current assets
Cash and cash equivalents                                            58,721            23,047             13,297
Short-term deposits and investments                     4           476,951           472,986            108,005
Short-term loans and current maturities
 of loans to investee companies                                      66,202            48,573             14,991
Receivables:
  Investee companies                                                 14,598            12,144              3,304
  Others                                                6            14,885            22,132              3,373
                                                                  ---------         ---------          ---------

Total current assets                                                631,357           578,882            142,970
                                                                  ---------         ---------          ---------

Investments and long-term receivables

Investments in investees                                8         4,482,262         6,092,146          1,015,005
Other investments and receivables                       9           553,718           544,354            125,389
                                                                  ---------         ---------          ---------

                                                                  5,035,980         6,636,500          1,140,394

Fixed assets                                           10
Cost                                                                 41,089            41,026              9,305
Less - accumulated depreciation                                       4,857             3,375              1,100
                                                                  ---------         ---------          ---------

                                                                     36,232            37,651              8,205
Cost of raising of capital, net of
 amortization                                          11                 -               548                  -
                                                                  ---------         ---------          ---------

                                                                  5,703,569         7,253,581          1,291,569
                                                                  =========         =========          =========


                                                                     Koor Industries Ltd. (An Israeli Corporation)
------------------------------------------------------------------------------------------------------------------


                                                                                                       Convenience
                                                                                                       translation
                                                                                                         (Note 2B)
                                                                          December 31               --------------
                                                                   --------------------------          December 31
                                                                     2001              2000                   2001
                                                                   ---------      -----------       --------------
                                                      Note                 NIS thousands            US $ thousands
                                                      ----         -------------------------        --------------

Liabilities and Shareholders' Equity

Current liabilities
Credit from banks and others                            12           384,791           957,884              87,13
Trade payables                                                           179               293                 41
 Other payables:
 Investee companies                                                  397,114            82,265             89,926
Others                                                  14            62,495            96,585             14,152
                                                                   ---------         ---------          ---------
Total current liabilities                                            844,579         1,137,027            191,254
                                                                   ---------         ---------          ---------

Long-term liabilities
Net of current maturities:                          15, 21
Bank loans                                                         2,633,432         1,653,925            596,339
Other loans                                                           84,676            18,725             19,175
Convertible debentures                                                36,736            73,488              8,319
Liability for employee severance
 benefits, net                                          17             2,621             3,353                593
                                                                   ---------         ---------          ---------
Total long-term liabilities                                        2,757,465         1,749,491            624,426
                                                                   ---------         ---------          ---------

Contingent liabilities and commitments                  18
                                                                   ---------         ---------          ---------
Shareholders' equity                                    20         2,101,525         4,367,063            475,889
                                                                   ---------         ---------          ---------


                                                                   ---------         ---------          ---------
                                                                   5,703,569         7,253,581          1,291,569
                                                                   =========         =========          =========



                          ------------------------------                    ---------------------------------
March 18, 2002            Jonathan Kolber                                   Ron Feinstein
                          CEO and Vice Chairman                             Member of the Board of Directors
                          of the Board of Directors


The accompanying notes are an integral part of the financial statements.



                                                                                Koor Industries Ltd. (An Israeli Corporation)

Company Statements of Operations *
-----------------------------------------------------------------------------------------------------------------------------

In terms of shekels of December 2001

                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 2B)
                                                                                                               --------------
                                                                       Year ended December 31                      Year ended
                                                            ----------------------------------------------        December 31
                                                              2001             2000              1999                    2001
                                                             ------           ------            ------        --------------
                                               Note                       NIS thousands                        US $ thousands
                                               ----         ----------------------------------------------     --------------
Income from sales
 and services                                  23A          7,142,904         7,935,888         9,364,373          1,617,505
Cost of sales and services                     23B          5,518,080         5,931,081         7,022,665          1,249,565
                                                           -----------        ----------        ---------           ---------
Gross profit                                                1,624,824         2,004,807         2,341,708            367,940
                                                           -----------        ----------        ---------           ---------

Selling and marketing expenses                 23C            780,097           783,468           961,337            176,652
General and administrative
 expenses                                      23D            501,684           538,477           663,495            113,606
                                                           -----------        ----------        ---------           ---------
Operating earnings                                            343,043           682,862           716,876             77,682
Financing expenses, net                        23E            413,866           309,176           321,483             93,720
                                                           -----------        ----------        ---------           ---------
                                                              (70,823)          373,686           395,393            (16,038)

Other income (expenses), net                   23F           (595,920)          160,820           224,265           (134,946)
                                                           -----------        ----------        ---------           ---------
Earnings (loss) before income tax                            (666,743)          534,506           619,658           (150,984)
Income tax                                     16G             37,162           154,624           145,474              8,415
                                                           -----------        ----------        ---------           ---------
                                                             (703,905)          379,882           474,184           (159,399)
Group's equity in the operating
 results of affiliates, net                    23G         (1,813,165)         (273,819)          123,602           (410,590)
                                                           -----------        ----------        ---------           ---------
                                                           (2,517,070)          106,063           597,786           (569,989)

Minority interest in
 subsidiaries, net                                              8,008           (51,778)           (8,161)             1,813
                                                           -----------        ----------        ---------           ---------

Net earnings (loss) from
 continuing activities                                     (2,509,062)           54,285           589,625           (568,176)
Result of discontinued
 activities, net                               24H            (28,021)          217,182           (32,751)            (6,345)
                                                           -----------        ----------        ---------           ---------
Net earnings (loss) for the year                           (2,537,083)          271,467           556,874           (574,521)
                                                           ===========        ==========        =========           =========


                                                                   NIS               NIS               NIS                US$
                                                           -----------        ----------        ---------           ---------

Basic earnings (loss)
 per NIS 1 par value
 of ordinary shares:                            26
Continuing activities                                        (165,195)            3,529            37,470            (37,410)
Discontinued activities                                        (1,845)           14,117            (2,085)              (418)
                                                           -----------        ----------        ---------           ---------
                                                             (167,040)           17,646            35,385            (37,828)
Diluted earnings (loss)
Per NIS 1 par value of
 ordinary shares:                               26
Continuing activities                                        (165,195)            3,512            37,108            (37,410)
Discontinued activities                                        (1,845)           14,052            (2,061)              (418)
                                                           -----------        ----------        ---------           ---------
                                                             (167,040)           17,564            35,047            (37,828)
                                                           ===========        ==========        =========           =========

*  Restated (See Note 23H)

The accompanying notes are an integral part of the financial statements.


                                                               Koor Industries Ltd. (An Israeli Corporation)

Company Statements of Operations *
------------------------------------------------------------------------------------------------------------

In terms of shekels of December 2001


                                                                                                                Convenience
                                                                                                                translation
                                                                                                                  (Note 2B)
                                                                                                             --------------
                                                                     Year ended December 31                      Year ended
                                                         ----------------------------------------------         December 31
                                                            2001             2000              1999                    2001
                                                           ------           ------            ------         --------------
                                           Note                        NIS thousands                         US $ thousands
                                           ----          ----------------------------------------------      --------------
Income
Management services                        23A             32,694             40,128            66,041              7,403
Others, net                                23F                  -              9,768               687                  -
                                                        ---------          ---------         ---------           ---------
Total income                                               32,694             49,896            66,728              7,403
                                                        ---------          ---------         ---------           ---------

Expenses
General and administrative
 expenses                                  23D             40,258             62,470            67,104              9,116
Others, net                                23F             49,673                  -                 -             11,248
Financing, net                             23E            189,926            143,901           162,741             43,009
                                                       -----------         ---------         ---------           ---------
Total expenses                                            279,857            206,371           229,845             63,373
                                                       -----------         ---------         ---------           ---------

Loss before income tax                                   (247,163)          (156,475)         (163,117)           (55,970)
Income tax                                                      -                  -           102,933                  -
                                                       -----------         ---------         ---------           ---------
Loss after income tax                                    (247,163)          (156,475)          (60,184)           (55,970)

Koor's equity in the
 operating results of
 investee companies, net                   23G         (2,261,899)           210,760           649,809           (512,206)

Results of discontinued
 activities, net                           24H            (28,021)           217,182           (32,751)            (6,345)
                                                       -----------         ---------         ---------           ---------

Net earnings (loss) for the
 year                                                  (2,537,083)           271,467           556,874           (574,521)
                                                       ===========         =========         =========           =========


                                                               NIS               NIS               NIS                US$
                                                       -----------         ---------         ---------           ---------
Basic earnings (loss )
 per NIS 1 par value of
 ordinary shares :                          26
Continuing activities                                    (165,195)             3,529            37,470            (37,410)
Discontinued activities                                    (1,845)            14,117            (2,085)              (418)
                                                       -----------         ---------         ---------           ---------
                                                         (167,040)            17,646            35,385            (37,828)
                                                       ===========         =========         =========           =========
Diluted earnings
(loss) per NIS 1 par
 value of ordinary shares:                  26
Continuing activities                                    (165,195)             3,512            37,108            (37,410)
Discontinued activities                                    (1,845)            14,052            (2,061)              (418)
                                                       -----------         ---------         ---------           ---------
                                                         (167,040)            17,564            35,047            (37,828)
                                                       ===========         =========         =========           ---------

*  Restated (see Note 23H)


The accompanying notes are an integral part of the financial statements.



                                                                                     Koor Industries Ltd. (An Israeli Corporation)

Statement of Shareholders' Equity
----------------------------------------------------------------------------------------------------------------------------------

In terms of shekels of December 2001
                                             Number      Share      Capital        Company     Cumulative      Retained      Total
                                                 of    capital     reserves    shares held        foreign      earnings
                                           ordinary                                 by the       currency
                                          shares (1)                           company and    translation
                                                                              subsidiaries    adjustments
                                         -----------   --------   ----------  ------------    -----------   ------------  ----------
                                                                               NIS thousands
                                                       -----------------------------------------------------------------------------

Balance at January 1, 1999                15,723,327    540,272    2,449,113      (54,399)     (565,434)     1,763,924    4,133,476

Changes during 1999:
Net income                                         -          -            -            -             -        556,874      556,874
Exercise of stock options granted
   to Israeli banks                                -         *-          420            -             -              -          420
Interim dividend                                   -          -            -            -             -        (59,050)     (59,050)
Interim dividend                                   -          -            -            -             -        (43,540)     (43,540)
Interim dividend                                   -          -            -            -             -       (125,780)    (125,780)
Erosion of dividend proposed in 1998               -          -            -            -             -           (447)        (447)
Cumulative foreign currency translation
   adjustments, net                                -          -            -            -       (19,623)             -      (19,623)
Dividend from company shares held
   by subsidiaries                                 -          -            -            -             -          2,446        2,446
Conversion of debentures into shares           2,171         *-        1,074            -             -              -        1,074
Capital reserve in respect of salary
  related benefit to employees in
  connection with options granted
  by controlling interests                         -          -          785            -             -              -          785
Other adjustments                              5,473         *-            -            -             -              -            -
                                         -----------   --------   ----------  ------------     -----------  ------------  ----------
Balance at 31 December, 1999              15,730,971    540,272    2,451,392      (54,399)     (585,057)     2,094,427    4,446,635
                                         ===========   ========   ==========  ============     ===========  ============  ==========


*       Represents an amount lower than NIS 1,000.
(1)     Net of the Company holdings and its subsidiaries' holdings.



The accompanying notes are an integral part of the financial statements.

                                                                                      Koor Industries Ltd. (An Israeli Corporation)

Statement of Shareholders' Equity (cont'd)
-----------------------------------------------------------------------------------------------------------------------------------

In terms of shekels of December 2001

                                             Number      Share      Capital        Company     Cumulative      Retained      Total
                                                 of    capital     reserves    shares held        foreign      earnings
                                           ordinary                                 by the       currency
                                          shares (1)                           company and    translation
                                                                              subsidiaries    adjustments
                                         -----------   --------   ----------  ------------    -----------   ------------  ----------
                                                                               NIS thousands
                                                       -----------------------------------------------------------------------------

Balances at January 1, 2000              15,730,971     540,272    2,451,392      (54,399)     (585,057)    2,094,427    4,446,635

Changes during 2000:
Net income                                        -           -            -            -             -       271,467      271,467
Exercise of stock options granted
  to Israeli banks                                -          *-          140            -             -             -          140
Interim dividend                                  -           -            -            -             -       (59,351)     (59,351)
Acquisition of "treasury stock"            (538,592)          -            -     (206,358)            -             -     (206,358)
Premium received in respect of
  issuance of option exercisable
  for company shares                              -           -        1,905            -             -             -        1,905
A capital reserve in respect of
  conversion of notes in affiliate
  by a controlling shareholder                    -           -          408            -             -             -          408
Erosion of dividend proposed in 1999              -           -            -            -             -        (1,156)      (1,156)
Cumulative foreign currency
  translation adjustments, net                    -           -            -            -       (87,281)            -      (87,281)
Dividend from company shares
   held by subsidiaries                           -           -            -            -             -           654          654
                                         -----------   --------   ----------  ------------   -----------   ----------    ----------

Balance at 31 December, 2000             15,192,379     540,272    2,453,845     (260,757)     (672,338)    2,306,041    4,367,063
                                        ============   ========   ==========  ============   ===========   ==========    ==========


*      Represents an amount lower than NIS 1,000.
(1)    Net of the Company holdings and its subsidiaries' holdings.



The accompanying notes are an integral part of the financial statements.


                                                                                     Koor Industries Ltd. (An Israeli Corporation)

Statement of Shareholders' Equity (cont'd)
----------------------------------------------------------------------------------------------------------------------------------

In terms of shekels of December 2001

                                          Number      Share      Capital        Company     Cumulative      Retained      Total
                                              of    capital     reserves    shares held        foreign      earnings
                                        ordinary                                 by the       currency
                                       shares (1)                           company and    translation
                                                                           subsidiaries    adjustments
                                     ------------   --------   ----------  ------------    -----------   ------------   ----------
                                                                            NIS thousands
                                                    ------------------------------------------------------------------------------

Balances at January 1, 2001           15,192,379     540,272     2,453,845     (260,757)      (672,338)     2,306,041     4,367,063

Changes during 2001:
Net loss                                       -           -             -            -              -     (2,537,083)   (2,537,083)
Exercise of stock options
  granted to Israeli banks                     -         * -           141            -              -              -           141
Expiring options granted to
  Israeli banks                          (23,495)          -             -            -              -              -             -
Cumulative foreign currency
  translation adjustments, net                 -           -             -            -        271,404              -       271,404
                                     ------------   --------    ----------   -----------    -----------    -----------   ----------

Balance at 31 December, 2001          15,168,884     540,272     2,453,986     (260,757)      (400,934)      (231,042)    2,101,525
                                     ============   ========    ==========   ===========    ===========    ===========   ==========



*       Represents an amount lower than NIS 1,000.
(1)     Net of the Company holdings and its subsidiaries' holdings.





The accompanying notes are an integral part of the financial statements.


                                                                                     Koor Industries Ltd. (An Israeli Corporation)

Statement of Shareholders' Equity (cont'd)
----------------------------------------------------------------------------------------------------------------------------------

Convenience translation into US Dollars (Note 2B)


                                          Number       Share     Capital        Company     Cumulative      Retained      Total
                                              of     capital    reserves    shares held        foreign      earnings
                                        ordinary                                 by the       currency
                                       shares (1)                           company and    translation
                                                                           subsidiaries    adjustments
                                      -----------   --------   ----------  ------------    -----------     ----------    ---------
                                                                            NIS thousands
                                                    ------------------------------------------------------------------------------
Balance at January 1, 2001            15,192,379      122,344     555,671     (59,048)       (152,250)      522,201       988,918

Changes during 2001:
Net loss                                       -            -           -           -               -      (574,521)     (574,521)
Exercise of stock options
   granted to Israeli banks                    -          * -          32           -               -             -            32
Expiring options granted
   to Israeli banks                      (23,495)           -           -           -               -             -             -
Cumulative foreign currency
   translation adjustments, net                -            -           -           -          61,460             -        61,460
                                      -----------    --------   ----------  -----------     -----------    ----------    ----------

Balance at 31 December, 2001          15,168,884      122,344     555,703     (59,048)        (90,790)      (52,320)      475,889
                                      ===========    ========   ==========  ===========     ===========    ==========    ==========


*        Represents an amount lower than $ 1,000.
(1)      Net of the Company holdings and its subsidiaries' holdings.



The accompanying notes are an integral part of the financial statements.



                                                               Koor Industries Ltd. (An Israeli Corporation)

Consolidated Statement of Cash Flows
------------------------------------------------------------------------------------------------------------

In terms of shekels of December 2001

                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 2B)
                                                                                                              ---------------
                                                                       Year ended December 31                      Year ended
                                                           ------------------------------------------------       December 31
                                                              2001             2000              1999                    2001
                                                             ------           ------            ------        ---------------
                                                                          NIS thousands                        US $ thousands
                                                           ------------------------------------------------   ---------------
Cash flows generated by operating activities:
Net earnings (loss)                                        (2,537,083)          271,467            556,874         (574,521)
Adjustments to reconcile net earnings to net
 cash flows generated by operating activities (A)           2,963,004           198,681            173,929          670,971
                                                           -----------        ----------        -----------       ----------
Net cash inflow generated by operating
 activities                                                   425,921           470,148            730,803           96,450
                                                           -----------        ----------        -----------       ----------

Cash flows generated by investing activities:
Purchase of fixed assets                                     (441,122)         (495,146)          (663,938)         (99,892)
Investment grants in respect of fixed assets                   39,788            15,304             45,686            9,010
Amounts charged to intangible assets
 and deferred expenses                                       (550,843)          (78,701)          (108,808)        (124,738)
Additional investments in subsidiaries                        (64,203)         (305,431)          (120,547)         (14,539)
Payment of liabilities for purchase of
 consolidated companies                                             -          (113,715)                 -                -
Acquisition of initially-consolidated
 subsidiaries (B)                                                   -           (17,163)          (237,742)               -
Investments in affiliates                                     (44,282)          (19,460)          (899,509)         (10,028)
Investments in loans to affiliates                             (1,442)             (959)            (5,994)            (326)
Repayment of loans from affiliates                                306               153                106               69
Proceeds from realization of investments
 in formerly consolidated subsidiaries,
 net of cash in those subsidiaries at the
 time they ceased being consolidated (c)                     (136,009)        1,290,711            515,319          (30,799)
Proceeds from realization of activities (d)                    33,859           481,364                  -            7,667
Purchase of consolidated companies'
 shares by their consolidated companies                       (65,975)                -           (118,142)         (14,940)
Proceeds from disposal of investments
 in investee companies                                        197,020            54,032            142,258           44,615
Proceeds from sale of fixed assets                             77,743           136,963            188,518           17,605
Investment in venture capital companies                      (147,036)         (334,708)                 -          (33,296)
Decrease (increase) in other investments                       15,628          (214,436)          (352,086)           3,539
(Increase) decrease in short-term deposits
 and investments, net                                          49,976          (195,270)          (153,094)          11,317
                                                           -----------        ----------        -----------       ----------
Net cash inflow (outflow) generated by
 investing activities                                      (1,036,592)          203,538         (1,767,973)        (234,736)
                                                           -----------        ----------        -----------       ----------





The accompanying notes are an integral part of the financial statements.


                                                                                Koor Industries Ltd. (An Israeli Corporation)

Consolidated Statements of Cash Flows (cont'd)
-----------------------------------------------------------------------------------------------------------------------------

In terms of shekels of December 2001

                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 2B)
                                                                                                              ---------------
                                                                       Year ended December 31                      Year ended
                                                          -------------------------------------------------       December 31
                                                              2001             2000              1999                    2001
                                                             ------           ------            ------        ---------------
                                                                          NIS thousands                        US $ thousands
                                                          -------------------------------------------------   ---------------
Cash flows generated by financing activities:
Proceeds from exercise of stock options
 granted to Israeli banks                                       141               140                420                 32
Acquisition of "treasury stock"                                   -          (206,358)                 -                  -
Premium received in respect of issuance of
 options exercisable for Company shares                           -             1,905                  -                  -
Dividend paid                                                     -          (227,357)          (146,450)                 -
Issuance of shares to minority in subsidiaries               55,262            48,910             13,743             12,514
Issue of preferred shares to minority
 interest of subsidiary                                      58,217            62,217                  -             13,183
Dividend paid to minority in subsidiaries                   (20,981)          (12,688)           (13,076)            (4,751)
Payment of suppliers credit received
 for the purchase of fixed assets                                 -                 -             (1,249)                 -
Issuance of convertible debentures in subsidiary            246,400                 -             63,099             55,797
Proceeds from principal of long-term
 loans and other long-term liabilities                    2,564,132           510,637            774,717            580,645
Repayment of long-term loans, debentures
 and other long-term liabilities                         (1,838,617)       (1,101,916)          (615,060)          (416,353)
Credit from banks and others, net                          (685,678)         (221,774)           926,811           (155,271)
                                                         -----------       -----------         ----------          ---------

Net cash inflow (outflow) generated by
 financing activities                                       378,876        (1,146,284)         1,002,955             85,796
                                                         -----------       -----------         ----------          ---------

Translation differences in respect of cash
 balances of autonomous foreign investee
 companies                                                   54,086           (13,851)            (9,054)            12,248
                                                         -----------       -----------         ----------          ---------

Decrease in cash and cash equivalents                      (177,709)         (486,449)           (43,269)           (40,242)

Balance of cash and cash equivalents
 at beginning of year                                       982,713         1,469,162          1,512,431            222,535
                                                         -----------       -----------         ----------          ---------

Balance of cash and cash equivalents
 at end of year                                             805,004           982,713          1,469,162            182,293
                                                         ===========       ===========         ==========          =========



The accompanying notes are an integral part of the financial statements.




                                                                                Koor Industries Ltd. (An Israeli Corporation)

Consolidated Statements of Cash Flows (cont'd)
-----------------------------------------------------------------------------------------------------------------------------

In terms of shekels of December 2001

                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 2B)
                                                                                                              ---------------
                                                                       Year ended December 31                      Year ended
                                                          -------------------------------------------------       December 31
                                                              2001             2000              1999                    2001
                                                             ------           ------            ------        ---------------
                                                                          NIS thousands                        US $ thousands
                                                          -------------------------------------------------   ---------------
A.  Adjustments to reconcile net earnings
      to cash flows generated by operating
      activities:

Income and expenses not involving cash flows:

Minority interest in subsidiaries, net                       (8,691)           16,073             (2,507)            (1,968)
Dividend received from affiliates net of equity
  in the operating results (equity in operating
  results of affiliates, net of dividend received
  therefrom)                                              1,813,165           299,410            (75,751)           410,590
Depreciation and amortization                               399,325           378,945            578,119             90,427
Deferred taxes, net                                         (35,632)          129,088           (157,881)           (10,069)
Increase (decrease) in liabilities in respect of
  employee severance benefits, net                         (106,663)           41,326             60,909            (24,153)
Net capital losses (gains) from realization:
 Fixed assets                                                 5,824            (6,941)             3,035              1,318
 Investments in formerly consolidated
  subsidiaries                                                5,540          (517,775)          (407,555)             1,255
 Loss (profit) from realization of activities                26,475          (282,096)                 -              5,995
 Investments in investee companies                           51,309           (27,887)           (48,232)            11,619
Inflationary erosion of principal of
 long-term loans and other liabilities                      127,777           (80,493)           (44,433)            28,935
Inflationary erosion of principal of
 credit from banks and others                                 7,170            (5,160)                 -              1,624
Inflationary erosion of value of investments,
 deposits and loans receivable                              (31,124)           25,772             (2,656)            (7,048)
Changes in value of assets and investments                  171,672            67,202            265,935             38,875
Salary related benefit to employees in
 connection with options granted by
 controlling interests                                            -                 -                785                  -
                                                          ---------          --------          ---------           ---------

                                                          2,426,147            37,464            169,768            547,400
                                                          ---------          --------          ---------           ---------


The accompanying notes are an integral part of the financial statements


                                                                                Koor Industries Ltd. (An Israeli Corporation)

Consolidated Statements of Cash Flows (cont'd)
-----------------------------------------------------------------------------------------------------------------------------

In terms of shekels of December 2001
                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 2B)
                                                                                                              ---------------
                                                                       Year ended December 31                      Year ended
                                                          -------------------------------------------------       December 31
                                                              2001             2000              1999                    2001
                                                             ------           ------            ------        ---------------
                                                                          NIS thousands                        US $ thousands
                                                          -------------------------------------------------   ---------------
A.  Adjustments to reconcile net
     earnings to cash flows generated
     by operating activities (cont'd)

Changes in operating asset and liability items:

 Decrease (increase) in trade receivables
 and other receivables (after taking into
 account non-current receivables)                             638,997          187,235          (369,065)           144,701
Increase in inventories, work in progress and
 customer advances  (including long-term
 customer advances and deposits)                              (31,016)         (63,223)          (31,467)            (7,024)
Increase (decrease) in trade payables
 and other payables                                           (71,124)          37,205           404,693            (14,106)
                                                            ---------        ---------        ----------          ---------

                                                              536,857          161,217             4,161            123,571
                                                            ---------        ---------        ----------          ---------

                                                            2,963,004          198,681           173,929            670,971
                                                            =========        =========        ==========          =========

B.  Acquisition of initially
      consolidated subsidiaries

Assets and liabilities of the subsidiaries at date of acquisition:

 Working capital deficit (surplus),
  excluding cash and cash equivalents                               -           (8,409)          139,300                  -
 Fixed assets and investments                                       -          (16,518)         (820,382)                 -
 Long-term liabilities                                              -            4,144           195,139                  -
 Minority interest in subsidiaries                                  -           43,583            62,813                  -
 Excess of cost over net asset value
  upon acquisition                                                  -         (146,709)          (38,456)                 -
Investment in affiliates                                            -          106,746           110,130                  -
Liability for acquisition of subsidiaries                           -                -           113,714                  -
                                                            ---------        ----------       -----------           ---------

                                                                    -          (17,163)         (237,742)                 -
                                                            =========        ==========       ===========           =========



The accompanying notes are an integral part of the financial statements



                                                                               Koor Industries Ltd. (An Israeli Corporation)

Consolidated Statements of Cash Flows (cont'd)
-----------------------------------------------------------------------------------------------------------------------------

In terms of shekels of December 2001

                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 2B)
                                                                                                              ---------------
                                                                       Year ended December 31                      Year ended
                                                          -------------------------------------------------       December 31
                                                              2001             2000              1999                    2001
                                                             ------           ------            ------        ---------------
                                                                          NIS thousands                        US $ thousands
                                                          -------------------------------------------------   ---------------
C.  Proceeds from realization of
      investments in formerly
      consolidated subsidiaries, net of cash
      in those subsidiaries at the time
      they ceased being consolidated:

Assets and liabilities of the formerly
 consolidated subsidiaries at the
 time they ceased being consolidated:

Working capital surplus (deficit), excluding
 cash and cash equivalents                                 (242,644)          (89,123)           619,436            (54,946)
Fixed assets and investments                                 26,498         1,458,006          1,008,491              6,001
Long-term liabilities                                       (51,556)         (489,106)          (237,087)           (11,675)
Minority interest in the subsidiary as at date
 of the sale                                                (56,960)         (133,139)          (246,597)           (12,899)
Investments in affiliated companies
 (year 1999 prior to the merger), net                        (2,204)           26,298         (1,036,479)              (499)
Consideration not yet received from
 consolidation of companies                                 (12,218)                -                  -             (2,767)
Deficiency in capital of subsidiary without
 guarantee                                                  208,615                 -                  -             47,241
Capital gain (loss) on sale of investments
 in subsidiaries                                             (5,540)          517,775            407,555             (1,255)
                                                           ---------        ---------          ---------          ----------

                                                           (136,009)        1,290,711            515,319            (30,799)
                                                           =========        =========          =========          ==========

D.  Proceeds from realization of activities

Working capital surplus excluding cash and
 cash equivalents                                             3,483           153,338                  -                789
Fixed assets                                                 65,235            52,002                  -             14,772
Accrued income - long-term                                        -            21,227                  -                  -
Realization proceeds receivable                              (8,384)          (27,299)                 -             (1,899)
Capital gain (loss) from realization of activities          (26,475)          282,096                  -             (5,995)
                                                           ---------        ---------          ---------          ----------

                                                             33,859           481,364                  -              7,667
                                                           =========        =========          =========          ==========


The accompanying notes are an integral part of the financial statements



                                                                                 Koor Industries Ltd. (An Israeli Corporation)

Consolidated Statements of Cash Flows (cont'd)
-----------------------------------------------------------------------------------------------------------------------------

In terms of shekels of December 2001
                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 2B)
                                                                                                              ---------------
                                                                       Year ended December 31                      Year ended
                                                          -------------------------------------------------       December 31
                                                              2001             2000              1999                    2001
                                                             ------           ------            ------        ---------------
                                                                          NIS thousands                        US $ thousands
                                                          -------------------------------------------------   ---------------
E.  Non-cash transactions:

Purchase of fixed assets                                    24,004            43,078              5,890              5,436
                                                          =========        =========          =========          ==========

Purchase of other assets                                         -               926              8,423                  -
                                                          =========        =========          =========          ==========

Purchase of switching division                                   -                 -              4,001                  -
                                                          =========        =========          =========          ==========
Proceeds from sale of fixed assets, in formerly
 consolidated subsidiaries and investee
 companies                                                  45,928            32,269                  -             10,400
                                                          =========        =========          =========          ==========

Investment in initially consolidated
 subsidiaries                                                    -                 -            113,715                  -
                                                          =========        =========          =========          ==========

Proposed dividend to minority shareholders                   5,450                 -                  -              1,234
                                                          =========        =========          =========          ==========

Interim dividend                                                 -                 -            167,504                  -
                                                          =========        =========          =========          ==========

Conversion of convertible debentures into                        -
 shares of the Company and of subsidiaries                                         -              1,034                  -
                                                          =========        =========          =========          ==========

Investment in subsidiaries                                   2,663            55,393                  -                603
                                                          =========        =========          =========          ==========

Proceeds from realization of affiliated
 company in marketable securities                                -            27,295                  -                  -
                                                          =========        =========          =========          ==========


The accompanying notes are an integral part of the financial statements.



                                                                                Koor Industries Ltd. (An Israeli Corporation)

-----------------------------------------------------------------------------------------------------------------------------
Company Statements of Cash Flows

In terms of shekels of December 2001
                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 2B)
                                                                                                              ---------------
                                                                       Year ended December 31                      Year ended
                                                          -------------------------------------------------       December 31
                                                              2001             2000              1999                    2001
                                                             ------           ------            ------        ---------------
                                                                          NIS thousands                        US $ thousands
                                                          -------------------------------------------------   ---------------
Cash flows generated by operating activities:
Net income (loss)                                         (2,537,083)          271,467            556,874           (574,521)
Adjustments to reconcile net income to net cash
 flows generated by operating activities (A)               2,264,432          (112,939)          (327,175)           512,779
Net cash inflow (outflow) generated by
 operating activities                                       (272,651)          158,528            229,699            (61,742)

Cash flows generated by investing activities:
Investee companies - acquisition of shares,
 payments on account of shares, loans granted
 and non-current accounts                                   (179,900)         (527,911)        (1,114,460)           (40,738)
Purchase of fixed assets                                        (369)             (772)           (14,250)               (84)
Increase in investments and other receivables, net            10,146          (159,730)          (360,480)             2,298
Proceeds from sale of fixed assets                               117               399                962                 26
Proceeds from realization of investments
 in investee companies, net                                  170,022         1,017,614            180,898             38,502
Dividend received from an investee companies                       -                 -          1,468,592                  -
Investment in short-term deposits and
 investments, net                                             (3,965)         (182,730)           (87,973)              (898)
                                                          -----------        ----------         ----------         ----------
Net cash inflow (outflow) generated by
 investing activities                                         (3,949)          146,870             73,289               (894)
                                                          -----------        ----------         ----------         ----------
Cash flows generated by financing activities:
Proceeds from exercise of stock options                          141               140                420                 32
Premium received in respect of issuance
 of options exercisable for company shares                         -             1,905                  -                  -
Acquisition of "treasury stock"                                    -          (206,358)                 -                  -
Dividend paid                                                      -          (229,826)          (148,031)                 -
Receipt of long-term loans and other
 long-term liabilities                                     1,643,072            99,297            108,574            372,072
Payments of long-term loans and
 other long-term liabilities                              (1,354,295)         (729,041)           (92,101)          (306,679)
Credit from banks and others, net                             23,356            45,936            243,839              5,289
                                                          -----------       -----------         ----------         ----------
Net cash inflow (outflow) generated by
 financing activities                                        312,274        (1,017,947)           112,701             70,714
                                                          -----------       -----------         ----------         ----------
Increase (decrease) in cash and cash
 equivalents                                                  35,674          (712,549)           415,689              8,078
Balance of cash and cash equivalents at
 beginning of year                                            23,047           735,596            319,907              5,219
                                                          -----------       -----------         ----------         ----------
Balance of cash and cash equivalents at
 end of year                                                  58,721            23,047            735,596             13,297
                                                          ===========       ===========         ==========         ==========



The accompanying notes are an integral part of the financial statements.


                                                                      Koor Industries Ltd. (An Israeli Corporation)

Company Statements of Cash Flows (cont'd)
-------------------------------------------------------------------------------------------------------------------------------

In terms of shekels of December 2001
                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 2B)
                                                                                                              ---------------
                                                                       Year ended December 31                      Year ended
                                                          -------------------------------------------------       December 31
                                                              2001             2000              1999                    2001
                                                             ------           ------            ------        ---------------
                                                                          NIS thousands                        US $ thousands
                                                          -------------------------------------------------   ---------------
(A) Adjustments to reconcile net earnings
       to cash flows generated by
       operating activities:
Income and expenses not involving cash flows:
Dividend received from investee companies net of
 equity in their operating results (equity in
 operating results of investee companies, net of
 dividend received therefrom)                               2,268,075           244,500           (209,317)           513,604
Depreciation and amortization                                   2,222             2,712              2,467                503
Deferred taxes, net                                                 -           130,821           (130,821)                 -
Decrease in liability in respect of employee
 severance benefits, net                                         (732)           (3,253)           (10,702)              (166)
Net capital losses (gains) from realization:
Fixed assets                                                       (2)               (9)             1,684                  -
Investment in investee companies                               51,418          (396,201)           (45,330)            11,643
Decrease (increase) in value of deposits
 and other erosions, net                                      (19,771)           (3,610)             1,219             (4,477)
Exchange rate differences and erosion of
 principal of long-term loans and other liabilities           105,957           (63,347)           (19,600)            23,994
Erosion of principal of credit from banks
 and others                                                    10,390            (2,038)                 -              2,353
Salary related benefit to employees in connection
 with options granted by controlling interests                      -                 -                785                  -
Adjustment in value of investments                                  -           (79,198)           156,163                  -
                                                            ---------         ----------        -----------         ---------
                                                            2,417,557          (169,623)          (253,452)           547,454
                                                            ---------         ----------        -----------         ---------
Changes in operating assets and liability items:
Decrease (increase) in current accounts of
 investee companies, net                                     (136,446)           93,181            (90,166)           (30,898)
Decrease (increase) in receivables                              8,500             4,410            (11,162)             1,925
Increase (decrease) in other payables                         (25,179)          (40,907)            27,605             (5,702)
                                                            ---------         ----------        -----------         ---------
                                                             (153,125)           56,684            (73,723)           (34,675)
                                                            ---------         ----------        -----------         ---------
                                                            2,264,432          (112,939)          (327,175)           512,779
                                                            =========         ==========        ===========         =========

(B) Significant non-cash transactions:

Interim dividend                                                    -                 -            169,320                  -
                                                            =========         ==========        ===========         =========
Proceeds from realization of affiliated
 company in capital note                                            -            21,240                  -                  -
                                                            =========         ==========        ===========         =========
Investments in investee companies against
 current account of investee company,
 dividend and capital note                                    960,882                 -                  -            217,591
                                                            =========         ==========        ===========         =========
Purchase of company shares from investee
 company                                                       22,562                 -                  -              5,109
                                                            =========         ==========        ===========         =========


The accompanying notes are an integral part of the financial statements.


                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------



Note 1 - General

         Koor Industries Ltd. is a holding company, which operates in the fields of telecommunications, defense electronics, agro-chemicals and other chemicals and venture capital investment, through its subsidiaries, proportionately consolidated companies and affiliates (hereinafter - the "Koor Group" or the "Group").

         The Company's shares are traded both on the Tel Aviv Stock Exchange and on the New York Stock Exchange.



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

         The significant accounting policies, which were applied on a consistent basis, are as follows:

         A.       Definitions:

         In these financial statements:

         1. The Company - Koor Industries Ltd. (hereinafter - "Koor" or the "Company").

         2. Subsidiaries - companies, including partnership companies, whose statements are fully consolidated, directly or indirectly with those of the Company.

         3. Proportionately consolidated companies - jointly controlled companies, which are consolidated by the proportionate consolidation method in Koor's financial statements.

         4. Affiliate companies - companies in which Koor has voting or equity rights which give it significant influence over the operating and financial policies of these companies, and which are not fully or proportionately consolidated. Such companies are included on the equity basis.

         5. Investee companies - subsidiaries, proportionately consolidated companies or affiliates.

         6. Other companies - companies in which the investment does not give the Company significant influence are included by the cost method.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------


Note 2 - Significant Accounting Policies (cont'd)

         A.    Definitions (cont'd):

         7. Related parties - as defined in Paragraph (1) to Definition "related parties") in Item 1 to Securities law, including related parties as defined in Opinion 29 of the Institute of Certified Public Accountants in Israel - (hereinafter - "ICPAI").

         8. Controlling shareholders - as defined in the Israeli Securities Regulations (Presenting Transactions Between a Company and its Controlling Shareholder in Financial Statements), 1996.

         9. Venture capital fund - as defined in Standard No. 1 of Israel Accounting Standards Board.

         10.   Consumer Price Index - The Consumer Price Index (hereinafter
               - "CPI") published by the Central Bureau of Statistics.

         11.   Dollar - United States Dollar (hereinafter - "Dollar").


         B.    Adjusted financial statements:

         1.    a)   All NIS amounts in the financial statements are
                    included in terms of NIS of identical purchasing power
                    (NIS of December 2001); the required adjustments are based upon the changes in the Israeli Consumer Price
                    Index.

               b) The adjustments of the financial statements of the Koor Group is in accordance with the opinions of the ICPAI and is based on the accounting records which are kept in nominal NIS or in other functional currencies.

               c) The amounts of non-monetary assets do not necessarily represent their realizable or current economic value, but rather the original historical cost of those assets in terms of adjusted NIS. The term "cost" in these financial statements means cost in adjusted NIS.

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

                    The components of the statement of operations relating to non-monetary items (mainly changes in inventory and work in progress, depreciation and amortization) have been adjusted on the same basis as that used for the adjustment of the related balance sheet items.

               b) Investments in investee companies and the equity in their results of operations for the current year, as well as the minority interest in subsidiaries and their share in the results of their operations for the current year, are based on the adjusted financial statements of those companies.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------


Note 2 - Significant Accounting Policies (cont'd)

         B.    Adjusted financial statements (cont'd):

               c) Monetary items (items whose amounts in the balance sheet reflect current or realizable values at balance sheet date) are included in the adjusted balance sheet as at December 31, 2001, at their historical amounts (comparative figures are also adjusted in terms of shekels of December 2001).

               d) The components of the statement of operations (except for financing), relating to transactions carried out during the year - sales, purchases, labor costs, etc., have been adjusted according to the CPI at the time the related transactions were effected. The erosion of monetary balances relating to the aforesaid transactions has been included in the financing item.

               e) The components of the statement of operations relating to provisions included in the balance sheet, such as liability in respect of employee severance benefits, provision for vacation pay, etc., are based on the changes in the balances of the related balance sheet items after their related cash flows were taken into account.

               f) The financing item, which is derived from the other items of the financial statements, reflects real financing income and expenses, as well as the erosion of monetary balances during the year, the earnings and losses from the realization of marketable securities and the earnings and losses from derivative financial instruments (see also item 2U as follow)

               g) Current income tax expense includes also the expense resulting from the erosion in value of payments on account of income tax from the payment date to the end of the year.

         3. Adjustment of financial statements on the basis of the exchange rate of the Dollar:

               The financial statements of certain subsidiaries and affiliates are adjusted on the basis of the exchange rate of the Dollar, in accordance with Section 29 of Opinion 36 of the ICPAI.

               According to the requirements of Interpretation No. 8 to Opinion 36 of the ICPAI, at each balance sheet date, the figures of the balance sheet and the statements of operations for the year then ended are translated into shekels at the exchange rate prevailing at the end of the year, of the foreign currency in which the financial statements of those companies were prepared. Balance sheet items as at the beginning of the year, and changes in capital during the year, were translated according to the exchange rate of NIS at the beginning of the year or at the date of the change, respectively, and were then adjusted for the changes in the CPI until December 2001. This treatment is relevant both to the autonomous foreign investee companies and to the Israeli companies whose functional currency is the Dollar.

               Differences arising from the translation were included in a separate item of shareholders' equity under "Cumulative foreign currency translation adjustments, net".

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------


Note 2 - Significant Accounting Policies (cont'd)

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

         3. Goodwill deriving from the acquisition of an investment, which represents the excess of acquisition cost or the investment in subsidiaries over the fair value of identifiable assets less the fair value of identifiable liabilities upon acquisition, is amortized at equal annual rates over 10 years commencing from the acquisition date, except for goodwill arising from the acquisition of some subsidiaries, which is amortized over a period of 20 years. The amortization of goodwill is included in "other expenses" item.

               Differences resulting from changes in holding rates are charged to the statement of operations as incurred, except for changes deriving from the exchange of homogenous assets, which are debited / credited in the goodwill and are not charged to the statement of operations.

         4. Excess cost of assets and liabilities is charged to the relevant items in the balance sheet.

         5. Significant inter-company transactions and balances items are eliminated upon consolidation.

         6. Koor's shares, which were purchased by the Company and subsidiaries, are accounted for as treasury stock.

         7. To the extent that sale and/or exercise of convertible securities issued by investee companies is probable (including stock options to employees), in accordance with the criteria set forth in Opinions 48 and 53 of the ICPAI, and if the percentage of Koor's holdings of such subsidiaries is expected to decrease upon their conversion or exercise, following which Koor will incur a loss, an appropriate provision is included for such an anticipated loss.


         D.    Use of estimates:

         The financial statements, which were prepared in accordance with generally accepted accounting principles, include numbers based on estimates and assumptions of the Management, which take the factor of materiality into consideration, and on the Opinion dealing with assets and contingent liabilities, as well as income and expenses in the reported period. Actual results may differ from such estimates.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------


Note 2 - Significant Accounting Policies (cont'd)

         E. Cash equivalents:

         Cash equivalents are considered by the Company to be highly liquid investments which include short-term bank deposits with an original maturity of three months or less and which are not encumbered .


         F. Marketable Securities:

         (1)   Marketable securities
               ---------------------
               Investments in marketable securities designated for sale in the short term are included at market value in the stock market as at the balance sheet date. Investments in marketable securities, which are permanent investments, are included at cost (debentures - including accrued interest), as long as there has not been a decrease in value, which is not of a temporary nature (see also section (3) below). The changes in the value of the securities are charged in full to the statement of operations.

         (2)   Non-marketable securities
               -------------------------
               Included at the cost, which Management believes does not exceed the realization value (see also section (3) below).

         (3)   Decrease in investment value
               ----------------------------
               From time to time the Company reviews its permanent investments in other companies to identify if there has been a decrease in their value, which is not of a temporary nature. Such a review will be carried out where there are signs that the value of permanent investments has been harmed, including a drop in stock market prices, the investee company's business, the segment in which the investee company operates and other parameters. The provisions for adjustment of the value of these investments are charged to the statement of operations, and follow the Management's assessment, which took into account all the relevant factors, which are not of a temporary nature.


         G.    Provision for doubtful debts:

         The financial statements include specific provisions for doubtful debts, which the Management believes fairly reflect the loss inherent in debts whose collection is doubtful.

         The provision is determined partly in respect of specific debts whose collection is doubtful, and partly as a percentage of the balance of trade receivables.


         H.    Inventory:

         Inventory is included at the lower of cost or market value. Cost is determined as follows:

         Raw materials, auxiliary materials and spare parts - at average cost or by the "first-in, first-out" method.

         Finished goods and goods in process - mainly on the basis of direct manufacturing costs and, in part, on the basis of average manufacturing costs with the addition of indirect manufacturing costs.

         Merchandise - by the "first-in, first-out" method or by the "moving average method".

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------


Note 2 - Significant Accounting Policies (cont'd)

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

         The excess of the investment in inventory and work in progress, over related advances received, is included in current assets, while the excess of advances received over investment in work in progress is included in current liabilities.
         Work in progress and customer advances in respect of long-term contracts include amounts in respect of contracts the execution of which exceeds over one year. Where a loss is anticipated from work, a provision is made for the entire anticipated loss up to completion of the work.


         J.    Venture Capital Investments:

         Investment in a corporation whose principal business is research or development and at least 90% of its funding comes from owners' capital, support from State authorities or research grants.

         The holdings of venture capital funds in venture capital investments are represented by their cost after provisions for drop in value, if a drop in value, of a permanent nature, occurs.


         K.    Investments in investee companies:

         The investments in investee companies (consolidated balance sheet
         - investments in affiliates) are presented using the equity method. Goodwill arising from the acquisition of investments is amortized at equal annual rates over a 10 year period, commencing from acquisition date, other than goodwill in a subsidiary, which is amortized over 20 years in light of the evaluation that requires that the prior knowledge and experience accumulated serve it at least for this period, and other than the goodwill for purchase of part of the minority in another subsidiary, which is also amortized over 20 years.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------


Note 2 - Significant Accounting Policies (cont'd)

         K.    Investments in investee companies (cont'd):

         From time to time the Company reviews its investments to identify if there has been a decrease in their value which is not of a temporary nature. Such a review will be carried out where there are signs that the value of permanent investments has been harmed, including a drop in stock market prices, the investee company's sequential loss, the segment in which the investee company operates, the value of the goodwill aggregated in the investment and other parameters. The provisions for adjustment of the value of these investments are charged to the statement of operations, and follow the Management's assessment, which took into account all the relevant factors that are not of a temporary nature.

         L.    Long-term receivables and liabilities:

         Long-term receivables and liabilities bearing interest rates lower than the accepted market rates at date of inception, are recorded at their present values.

         M.    Fixed assets:

         1. The assets are included at cost, after deduction of related investment grants.

         2. Cost includes interest capitalized during the period of construction of the assets, calculated according to the interest rates applicable to the sources used to finance the investment.

         3. Improvements are attributed to the cost of assets, while costs of maintenance and repair are attributed to the operating statement when they occur.

         4. Depreciation is computed using the straight-line method, on the basis of the estimated useful lives of the assets.

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


         N.    Intangible assets and deferred expenses:

         1. Intangible assets - know-how, software and patents purchased and payments for licensing of products abroad - are included at cost and are amortized in 5 to 10 annual installments beginning with the commencement of the utilization thereof.

         2. Intangible assets in the purchase of goods - are presented at cost and are amortized over 20 years.

         3. Deferred expenses - debenture issuance costs: These costs are amortized over the life of the debentures, taking into account the dates of redemption.

         4. See Note 2C(3) regarding goodwill deriving from the acquisition of companies.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------


Note 2 - Significant Accounting Policies (cont'd)


         O.    Convertible securities:

         1. Debentures, whose conversion is not expected in the foreseeable future, are included at their liability value as at balance sheet date, in accordance with the provision of Opinion 53 of the ICPAI, and are included as long-term liabilities.

         2. In accordance with Opinions 48 and 53 of the ICPAI, the provision for anticipated loss on the drop, in the percentage of holdings in investee companies, is included in the item "Minority interest in subsidiaries", in the consolidated balance sheet and in the item "Investment in investee companies" in the Company balance sheet.


         P.    Deferred taxes:

         1. Deferred taxes are computed in respect of temporary differences between the amounts included in the adjusted financial statements and those to be considered for tax purposes. As for the main components in respect of which deferred taxes have been created - see Note 16F.

         2. Deferred tax balances are computed at the tax rate expected to be in effect at the time these taxes will be charged to the statement of operations. The amount included in the statement of operations represents the changes in the said balances during the current year.

         3. In calculating deferred taxes, taxes that would have applied in the event of exercise of investments in subsidiaries the sale of which is not expected in the foreseeable future, have not been included.

               No deferred taxes have been created for taxes to apply when distributing profits by subsidiaries, in accordance with the policy of the company not to distribute taxable dividends in the foreseeable future.


         Q.    Revenue recognition:

         1.    Work in progress:

               Revenues and costs related to work in progress under long-term contracts are recognized under the percentage of completion method, once accumulated work has reached 25%.

               For contracts involving technological uncertainties, revenues are recognized on the basis of the completed contracts method. Revenues and costs relating to contracts on a "cost plus" basis (i.e. cost with the addition of profit at a fixed rate) are recognized when the costs are incurred.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------

Note 2 - Significant Accounting Policies (cont'd)

         Q.    Revenue recognition (cont'd):

               Periodic reporting on revenues and costs from work in progress covers all turnover periods, including those where it is not possible to estimate anticipated profits at the reporting stage, however, it may be included that the refund of costs already incurred is anticipated. In such circumstances, all the costs incurred are attributed to the statement of operations as against revenues in the amount of such costs ("Zero interval presentation").

               Full provision is made for anticipated losses.

         2.    Sale of products and rendering of services:

               Revenues from sales and services are recognized upon delivery of the products and transfer of the main risks and rewards involved in ownership of the products, or upon performance of the services. In special contracts, the sales are recognized after performing the work and passing acceptance tests, as defined in the product delivery contract.

         R.    Sale of customer debts

         The Company recognizes sale of customer debts as a sale only in the instance where the control and the risks of the financial asset are transferred to the purchaser.

         S. Presentation of transactions between the Company and the controlling shareholder

         Transactions between the Company and the controlling shareholder of the Company are included in accordance with the Securities Regulations (Presenting Transactions Between a Company and its Controlling Shareholder in Financial Statements), 1996. Accordingly, the difference between the price paid to the controlling shareholder for the sale of an asset and the book value of the asset in the books of the controlling shareholder, is included in the item Shareholders' equity of the Company.
         In addition, the amount of the loan erosion without interest and linkage differentials and without a repayment date, received from the controlling shareholder and which the parties do not intend to repay, is included in the item Shareholders' equity.

         T.    Research and development:

         Research and development costs, net of participations (mainly from the Government of Israel), are charged to the statement of operations, as incurred. Research and development costs financed by the customer are charged to the cost of work in progress, and are included in the statement of operations as part of the recognition in results from such work in progress.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------


Note 2 - Significant Accounting Policies (cont'd)

         U.    Derivative financial instruments:

         Koor and its subsidiaries enter into Option contracts and forward transactions that are designated to reduce the specific risks (i.e. commitments for the import of raw materials, export of goods, liabilities linked to the CPI or foreign currency) involved in the exposure to fluctuations in the exchange rates of foreign currency and changes in the CPI.

         The results of Option contracts and forward transactions for the purchase or sale of foreign currency, which are designated to Hedge the proceeds from export and the cost of imports against changes in foreign currency (hedging transactions), are recorded in the statement of operations, concurrently with the recording of the related import and export results.

         The results of Option contracts and forward transactions for the purchase or sale of foreign currency intended to hedge certain net assets, but not classified as hedging transactions, are recorded in the statement of operations as financing expenses in the period of the change in the exchange rate of the hedged balances.

         The fair value of derivative financial instruments is established according to their market values, and when such do not exist, according to the evaluation model.

         V.    Earnings per share:

         Earnings per share data are computed in accordance with Opinion 55 of the ICPAI.

         W. Data regarding the CPI and the exchange rate of foreign currency:

                                                                                   Israeli         Exchange rate
                                                                                     CPI*          of one Dollar
                                                                                 -----------       -------------
                                                                                    Points              NIS
                                                                                 -----------       -------------
               For the year ended:
               December 2001                                                        170.9              4.416
               December 2000                                                        168.5              4.041
               December 1999                                                        168.5              4.153


                                                                                      %                  %
                                                                                 -----------       -------------
               Changes during:
               2001                                                                  1.4                9.3
               2000                                                                   -                (2.7)
               1999                                                                  1.3               (0.2)


                                                                                      %
                                                                                 -----------

               Real increase (decrease) in the CPI relative to the
               exchange rate of the Dollar during the year:
               2001                                                                 7.9
               2000                                                                 2.7
               1999                                                                 1.5

               (*) According to the CPI in respect of the balance sheet date (1993 average basis = 100).

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------


Note 2 - Significant Accounting Policies (cont'd)

         W. Data regarding the CPI and the exchange rate of foreign currency (cont'd):

               Assets and liabilities in foreign currency or linked thereto are included in the financial statements according to the representative exchange rate, as published by Bank of Israel near the balance sheet date.

               Assets and liabilities linked to the CPI are included in the financial statements according to the latest index published in the balance sheet month.

         X. Influence of new accounting standards prior to their application

         In the account period, the Israel Accounting Standards Board published the following new standards:

         1. Accounting Standard No. 7 - Post balance sheet events. The new standard determines when a corporation must make adjustments to its financial statements for events that occurred after the balance sheet date, and the disclosure required of a corporation concerning the date on which the financial statements were approved for publication and concerning events after the balance sheet date. This standard will apply to financial statements for periods starting after December 31, 2001.

               According to this standard, the liability relating to a dividend proposed or announced after the balance sheet date will be reflected in the financial statements only when announced. This does not correspond to the Securities Regulations (Preparing Financial Statements), 1993, which have not been amended accordingly. For this reason, the Company has not complied with the standard, and the dividend announced after December 31, 2001 is included under Current liabilities.

         2. Accounting Standard No. 8 - Discontinued operations. The standard sets out rules for the separate statement of information relating to an essential business operation which is terminated by a corporation, from information relating to ongoing operations, and also determines the minimum disclosure of information concerning a discontinued operation. This standard will apply to financial statements for periods starting after January 1, 2002.

         3. Accounting Standard No. 11 - Segment reporting. The standard requires the inclusion of information in respect of business segment and geographical segment, and also gives detailed guidelines for the identification of business and geographical segments This standard will apply to financial statements for periods starting after January 1, 2002.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------


Note 2 - Significant Accounting Policies (cont'd)

         X. Influence of new accounting standards prior to their application (cont'd)

         4. Accounting Standard No. 12 - Termination of adjustment of financial statements. According to this standard, the adjustment of financial statements will commence on January 1, 2003.

               Until December 31, 2002, the Company will continue to prepare adjusted financial statements in accordance with Opinion 36 of the ICPAI. The adjusted amounts included in the financial statements as at December 31, 2002 will serve as the starting point for nominal reporting starting from January 1, 2003. The standard could influence the reported results of the Company. The extent depends on the rate of inflation and the financing resources of the Company.

         5. Accounting Standard No. 13 - Effects of changes in foreign currency exchange rates. The standard deals with the translation of foreign currency transactions and the translation of financial statements of overseas operations, for the purpose of their integration in the financial statements of the reporting corporation. The standard supersedes the provisions of Clarifications 8 and 9 to Opinion 36, which will be voided when Accounting Standard No. 12, referred to above, takes effect. This Standard will apply to financial statements for periods starting after January 1, 2003.


Note 3 - Information Regarding Certain Investee Companies

         A.    ECI Telecom Ltd. (hereinafter: "ECI") - An Affiliated Company

               1. On November 7, 2000, the board of directors of ECI approved a resolution made in August 2000 for a division plan to split ECI into five separate companies, which were to deal with the following separate areas: access products, transmission, optical fiber networks, next generation telephony solutions, wireless communications and ECI Industries - which would be a holding company and subcontractor for the new companies. The de-merger plan was divided into two stages: in the first stage, the relevant assets and liabilities and business operations would be transferred to each company. In the second stage, the board of directors would consider the transfer of holdings in the companies, or some of them, to the shareholders.

               On January 1, 2001, five subsidiaries were set up and took on the employees of the various operational departments. The subsidiaries are operating as branches of the company until transfer of the assets (including intangible assets) and liabilities to their legal ownership.

               Pursuant to a resolution of the Board of Directors of ECI on May 22, 2001, implementation of the second stage of the plan to split the company was postponed, mainly due to the slowdown in the global telecommunications market and the decline in demand for the company's products. ECI received approval from the tax authorities for the plan to split the company and for a tax exemption for transfer of operations to the new companies. This is subject to several terms outlined in the tax authorities approval and the law. During 2001, ECI received the tax authorities' approval to merge, in a tax exempt transaction, an ECI subsidiary with ECI. According to this approval, ECI is limited from bringing in private investors to an amount higher than 20% of the companies outstanding capital as at end 2002.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------


Note 3 - Information Regarding Certain Investee Companies (cont'd)

         A.    ECI Telecom Ltd. (hereinafter: "ECI") - An Affiliated Company
               (cont'd)

         2. In the second half of 2000, the world demand for telecommunications products, including those of ECI products declined, this trend continued during 2001. As a result of this, the management of ECI decided to undertake a series of efficiency measures which include, discontinuation of production and marketing of certain products, termination of development operations in the USA which were purchased in the second quarter of 2000 and a reduction of manpower by approximately 2,000 employees. Accordingly, ECI recorded in its financial statements in 2001 a provision of approximately 108 million Dollars for decrease in value of inventories, and a provision of approximately 166 million Dollars for the amortization of the goodwill, intangible assets and fixed assets used for the terminated operations and for the reorganization costs.

         3. In the first quarter of 2001, the decline in global demand for telecommunications products including those of ECI was continuing and ECI's sales forecasts were revised downwards. In addition, there were other indications in that period of a change in the fair value of ECI. These indications included, inter alia, valuations made by an independent outside appraiser for ECI, and related to the value of four of ECI's business units, discussions concerning the sale of Lightscape Networks (hereinafter "LSN"), which is one of ECI's main business units, and another indication concerning the value of LSN which derived from the assessments of an investment bank regarding the value of LSN, which it prepared for examining the possibility of raising capital by way of a private placement.

               In view of the aforesaid, the management of Koor decided in the first quarter, to reduce the book value of the investment in ECI in respect of a decrease in value not of a temporary nature, by approximately NIS 211 million, to NIS 2,234 million as at March 31, 2001.

               During the second quarter of 2001, since the negative trends in the telecommunications sector were continuing, and particularly in light of the uncertainty as to the recovery of this market, Koor's management decided to commission an overall valuation of ECI from the same appraiser who had prepared the previous valuations for ECI. The fair value of ECI according to the findings of the valuation, ranges from 985 million Dollars to some 1,230 million Dollars, and therefore the fair value of Koor's investment in ECI was between 340 million Dollars and 420 million Dollars.

               Based on the above, the Board of Directors of the Company decided to reduce the book value of the investment in ECI in respect of decrease in value not of a temporary nature, by approximately NIS 593 million (in addition to the reduction made in the first quarter of the year). The balance of Koor's investment in ECI as at June 30, 2001, was approximately NIS 1,555 million.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------


Note 3 - Information Regarding Certain Investee Companies (cont'd)

         A.    ECI Telecom Ltd. (hereinafter: "ECI") - An Affiliated Company
               (cont'd)

         3.    (cont'd)

               The results of ECI's operations and other indications including valuation from the same appraiser served Koor's management for the valuation of its investment in ECI in the third quarter of 2001. In view of the data available to the Koor management, as well as the ongoing slowdown in the markets in which ECI operates, the Board of Directors of Koor decided to write off the balance of the goodwill allocated to the investment in ECI, in the amount of NIS 263 million. Thus, the write-offs of goodwill in the account period amounted to approximately NIS 1,067 million. The provisions were included in the Statement of Operations under the item "Group equity in the operating results of affiliates, net". The balance of the investment in ECI as at September 30, 2001 was NIS 1,206 million.

         4. During the second quarter of 2001, Koor purchased 1,613,478 shares of ECI (which is about 1.7% of ECI shares) from a third party, at a cost of approximately NIS 34 million.

         5. On 6 December 2001 a private allotment agreement was signed between ECI and a group of investors, whereby 12.5% of the share capital of ECI will be allotted to those investors in consideration of approximately 50 million Dollars. The transaction was closed in February 2002, after which Koor's holding in ECI decreased from 34.6% to 30.3%. In its financial statements for the fourth quarter of the year, Koor recorded a loss of NIS 67 million in respect of the allotment, presented in the statement of Operations under the item "Group's equity in operating results of affiliates, net".

               On December 31, 2001 the balance of the investment in ECI is approximately NIS 1,094 million.

         6. The Board of Directors of Koor decided to give its approval for Koor's management to extend a credit line to ECI until February 2003, should ECI be in need of such credit, up to the sum of 100 million Dollars, on terms not inferior to market terms on the date of opening the credit line.

         7. In June 2001, shareholder class actions were filed in the name of various shareholders against ECI and some of its officers: the previous Chairman of the Board (who also serves as the CEO of Koor), the CEO and the former CFO. The claims were filed in the Federal Court in Virginia, USA, based on the Securities Exchange Act of 1934 in the name of all the shareholders who bought shares in ECI between May 2, 2000 and February 14, 2001 (the "Purchasers"). The plaintiffs allege that ECI and the aforementioned officers defrauded the Purchasers, made false representations and published misleading financial statements, which harmed the purchasers. Based on their allegations, the plaintiffs are seeking, inter alia, compensation for their damages, or alternatively, restitution of the sum they lost as a result of the decrease in the value of their shares (no sum has yet been stipulated by the plaintiffs).

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------


Note 3 - Information Regarding Certain Investee Companies (cont'd)

         A.    ECI Telecom Ltd. (hereinafter: "ECI") - An Affiliated Company
               (cont'd)

         7.    (cont'd)

               At the stage of the preliminary procedural hearing in the US Federal Court, an amended class action was filed, against which ECI and the other defendants filed an application for dismissal of the claim in limine. The Federal Court struck the action against the previous Chairman of the Board, but left the claim against the other defendants as is, i.e. against ECI and the other officers. The management of ECI believes that there is no basis for the allegations of the plaintiffs, and it intends to oppose the action.

         8. Some of the current and future liabilities of ECI to banks are secured by certain liens on certain assets and rights, as well as an unlimited negative pledge on the company's assets. As a condition for further bank credit and in accordance with the terms of the negative pledge, ECI undertook to comply with a certain financial ratio, such as total shareholders' equity, shareholders' equity to assets, current ratio and operating income to sales, which would be in effect starting from fiscal year 2002.

         9. Adjustment of the net loss of ECI as reported according to US GAAP, to the net loss according to Israeli GAAP - see Note 28A(18).


         B.    Tadiran Ltd. (hereinafter: "Tadiran") - Consolidated company

         1. On March 4, 2001, Tadiran sold its shareholding in ECI to Koor at the market price on the date of sale. The transaction was handled according to the Securities Regulations (Presentation of Transactions between a Corporation and its Controlling Shareholder in Financial Statements), 1996.

         2. In 2000 an agreement was signed between Tadiran, the Company and Elisra Electronic Systems Ltd. (hereinafter - "Elisra"), whereby Tadiran transferred its entire holdings (100%) in Elisra to the Company, free of charge, effective from January 1, 2000. Immediately after transfer of the shares, Elisra received shares in Tadiran Spectralink Ltd. and in Tadiran systems Ltd. (wholly controlled subsidiaries of Tadiran), free of charge. The share transfer is conducted under the tax exemption conferred by section 104 of the Income Tax Law in Israel.

         3. After the balance sheet date, agreements were signed to sell most of Tadiran's real estate (See Note 27B) as part of the liquidation of Tadiran Ltd.. Tadiran's remaining real estate will be sold during 2002, therefore Tadiran's real estate was classified in the financial statements under "assets designated for sale".

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------


Note 3 - Information Regarding Certain Investee Companies (cont'd)

         C.    Makhteshim Agan Industries Ltd. (hereinafter: "M-A
               Industries") - Consolidated company

         1. Consolidated companies of M-A Industries have agreements with banks whereby the consolidated companies sold certain customer debts to the banks. As at December 31, 2001 the customer balance in respect of debts sold decreased by 10 million Dollars (as at December 31, 2000 - approximately 40 million Dollars). The difference between the book balance of debts sold and the consideration received is allocated to the statement of operations. Under the agreements, the consolidated companies undertook to indemnify the banks in certain cases defined in the agreements, in which the sold debts are not repaid.

               In October 2001 M-A Industries and some of its consolidated companies (hereinafter: "the Selling Companies"), entered into an agreement which replaced the existing plan. Under the new agreement, the Selling Companies signed an agreement for a securitization transaction whereby, on the final date of closing the agreement, they sold all their customer balances without right of restitution (except for commercial disputes), to foreign companies which established for this purpose, which are not owned or controlled by M-A Industries (hereinafter "the Purchasing Companies"). Purchase of the debts was financed by an American company from the Bank of America Group. The volume expected to be at the disposal of the Purchasing Companies is approximately 150 million Dollars, on a current basis, so that the considerations received from the customers whose debts were sold will be used to purchase new debts. M-A Industries will handle collection of the sold debts for the Purchasing Companies in consideration of a fee, which will be determined. Under the securitization agreement, the debts of customers of South American companies were not sold. (See also Note 5).

               As at balance sheet date, the cash proceeds received from the securitization transaction were 96 million Dollars. See also
               Note 5.

         2. During 2001, consolidated companies of M-A Industries acquired four new agrochemical products, as well as the marketing and distribution rights for a package of products in Scandinavian countries, from Aventis and Syngenta.

               The cost of the acquisition was approximately 105 million Dollars, and is included under item "Intangible assets and deferred expenses". The sum of approximately 20 million Dollars was allocated to the costs of registration and licenses and is depreciated over 20 years, and approximately
               2.5 million Dollars was allocated to the acquisition of agreements with third parties and depreciated over 10 years. The depreciations are included in the item "Selling and marketing expenses". The balance of the cost is allocated to purchase of a product as an ongoing concern, including:
               Intellectual property rights, trademark, brand, technological know-how, customer information, raw material suppliers etc. which represent goodwill amortized over 20 years in the item "Other income (expenses), net". Under the agreements, if sales of some of the products exceed certain volumes in the coming three years, an additional consideration will be paid, which is likely to reach some 8.3 million Dollars. As at the date of approval of the financial statements, M-A Industries estimates that the additional consideration will not be paid, therefore no provision has been included in the financial statement.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------


Note 3 - Information Regarding Certain Investee Companies (cont'd)

         C.    Makhteshim Agan Industries Ltd. (hereinafter: "M-A
               Industries") - Consolidated company (cont'd)

         3. During May 2001, the Board of Directors of M-A Industries decided to adopt a policy of distributing a dividend of between 15% and 30% of the annual net profit, starting from 2001. An interim dividend will be distributed each year as an advance on account of the annual dividend, depending on the quarterly profit with the aforesaid limitation. Implementation of the policy is subject to the existence of profits worthy of distribution, on the relevant dates, subject to the provisions of any law relevant to dividend distribution, to specific resolutions of the Board of Directors of M-A Industries and to any other resolution which the Board of Directors is authorized to adopt at any time, including in the matter of another designation for the company's profits and a change in the policy.

               Pursuant to this policy, the Board of Directors of M-A Industries decided on distribution of an interim dividend of
               8.5 million Dollars.

               After the balance sheet date, the Board of Directors of M-A Industries decided to distribute an additional interim dividend for 2001, of 3 million Dollars which have been paid on February 14, 2002. This dividend to the minority was presented as a liability in the financial statements. See Note 2(X)(1).

         4. In August 2000 an agreement was signed between a company from M-A Industries Group and the outside shareholders of a consolidated company of M-A Industries in Brazil (hereinafter:
               "Millenia"), for the purchase of about 28.5% of the shares of Millenia (hereinafter: "the Minority Shares").

               The minority shareholders proceeds for the purchase of their shares included the following components: immediate cash payment of about 22 million Dollar, receipt of 12.4 million shares of M-A Industries (some of which will be given in April
               2002) which are owned by another subsidiary of M-A Industries, the market value of the shares on the date of transaction was approximately 28 millions Dollars, and future payment based on the accumulated profits of Millenia.

               For 8.9 million of these shares the minority shareholders were granted a PUT option granting them, on certain terms, the right to sell the shares to the other subsidiary of M-A Industries on January 31, 2002, in consideration of 2.57 Dollar per share (being 2.24 Dollar plus interest at a rate of 10% p.a. for the option period).

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------


Note 3 - Information Regarding Certain Investee Companies (cont'd)

         C.    Makhteshim Agan Industries Ltd. (hereinafter: "M-A
               Industries") - Consolidated company (cont'd)

               In December 2001 an agreement was signed (hereinafter:
               "Supplementary Agreement") between the consolidated company and the minority shareholders in Millenia, concerning completion of purchase of their shares in Millenia and a change in several of the terms in the original agreements, as follows:

               a. Under the Supplementary Agreement, the consolidated company paid 7.7 million Dollars to the main minority shareholder, and an additional payment of approximately
                    0.6 million Dollars to be paid by the end of March 2002 to the other minority shareholders in respect of M-A Industries undertaking to pay an additional sum according to the profits of Millenia in 2000 and 2001.

               b. In respect of the PUT option granted to the minority shareholders, which grants them the right to sell 8.9 million shares of M-A Industries, the main minority shareholders exercised the PUT option for approximately
                    5.9 million shares of M-A Industries in consideration of 14,940 thousand Dollars, and waived the PUT option for the balance of M-A Industries shares he still held.

               c. The right of the minority shareholders to receive 2,000,000 M-A Industries shares in April 2002 was cancelled.

               The goodwill created in this purchase, approximately 35 million Dollars, is amortized over 20 years, which the management of M-A Industries deems proper. Among the circumstances justifying the amortization of goodwill over 20 years: in the area of operation of Millenia, no significant technological changes are expected to occur in the future, Millenia's customers are characterized by low turnover, the agro-chemicals market in Brazil is the third largest in the world and the only one enjoying growth.


         5. On August 15, 2001, Koor sold 19,383,000 shares of M-A Industries in consideration of approximately NIS 170 million (the stock market price - NIS 8.80). The capital gain recorded in the third quarter of 2001 was approximately NIS 13 million.


         6. During the year Koor acquired 2,100,00 par value shares of M-A Industries for NIS 21 million.


         7. In April 2001, the Board of Directors of M-A Industries decided to distributes Options to employees of M-A Industries and its consolidated companies. According to this plan, during the next two years, 17,400,000 options will be allocated, exercisable into 17,400,000 ordinary shares of NIS 1 par value each of M-A Industries (as at the balance sheet date, 12,500,000 options were allocated).

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------


Note 3 - Information Regarding Certain Investee Companies (cont'd)

         C.    Makhteshim Agan Industries Ltd. (hereinafter: "M-A
               Industries") - Consolidated company (cont'd)

         8. In November 2001 M-A Industries issued convertible debentures and options under a prospectus, as follows:

               NIS 270,000,000 par value of registered debentures (series A) (issued at a discount of 2.2%), payable in one payment on November 20, 2007, bearing interest at 2.5% p.a. and linked (principal and interest) to the representative exchange rate of the Dollar. Starting on the date of listing the debentures (series A) for trading and until November 20, 2007 (inclusive), the debentures (series A) will be convertible on any trading day at a conversion rate of NIS 10.68 par value of debentures (series A) for one ordinary share of a par value of NIS 1.

               18,000,000 registered options (series 1), exercisable for 18,000,000 ordinary shares of a par value of NIS 1 each of the company, on any trading day starting from the date of their listing for trading until November 20, 2005 (inclusive), so that each option (series 1) can be exercised for one ordinary shares of a par value of NIS 1 (subject to adjustments), against a cash payment of the exercise price, which is NIS 10.68, linked to the representative exchange rate of the Dollar. In any case the exercise price shall not be less than NIS 10.68. An option (series 1) that is not exercised by November 20, 2005 (inclusive) will be void, and will not grant its holder any right in the company.

               The net proceeds from the issue were approximately NIS 264 million. The Company registered the Options at fair value based on the Black and Scholes model (approximately NIS 17 million). The balance of the proceeds (approximately NIS 247 million) was attributed to the fair value of the convertible debenture. As at December 31, 2001, the debentures are not expected to be converted and the options are not expected to be exercised.

         9. In December 2001, a sudden deterioration in the economic and political situation in Argentina led to the paralysis of the country's political and economic systems, along with almost complete uncertainty about the future. As a result of these events, the trading in foreign currency was temporarily delayed. In January 2002, the Congress granted the President legal authority to devalue the Argentina peso (hereinafter:
               "peso") against the Dollar (to which the peso had been linked for about 10 years), following which the government of Argentina announced a devaluation of about 29% (i.e. 1.4 peso per Dollar). During February 2002, the law in Argentina was changed to state that the peso would be a floating currency and the rate of 1.4 peso per Dollar for exporters and importers no longer exists. On January 11, 2002 the trading started in the foreign currency market in Argentina, and a conversion rate of 1.7 peso to the Dollar was set. This conversion rate is the determining rate as at the balance sheet date. As a result of the devaluation the consolidated company's assets in Argentina eroded (mainly trade receivables and other debts receivable) at the amount of approximately 15 million Dollars. In addition, due to the economic and political situation in Argentina, the consolidated company included a one-time allowance of 8 million Dollars, mainly on account of doubtful debt.

               The continuation of the recession in the Argentinean market, return to high inflation and high devaluation rates of the Argentinean peso rate to the Dollar stand to have an influence on the result of operations, and business status of the consolidated company in Argentina. M-A Industries and its consolidated companies, are guarantors to the liabilities of the consolidated company to the banks in Argentina to a total amount of approximately 17 million Dollars.

               After the balance sheet date, close to the date of approval of the financial statements, the peso was devalued by an additional 21% against the Dollar.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------


Note 3 - Information Regarding Certain Investee Companies (cont'd)

         C.    Makhteshim Agan Industries Ltd. (hereinafter: "M-A
               Industries") - Consolidated company (cont'd)

         10. After the balance sheet date, on January 23, 2002, M-A Industries issued to investors, in a private placement, NIS 133,980 thousand par values of convertible debentures (series
               A) at NIS 1.015 per NIS 1 par value of debentures (series A), for a total consideration of approximately NIS 130 million. The terms of the convertible debentures (series A) will be the same as those of the debentures (series A) as mentioned above in item 8.

               The Company's shareholding in M-A Industries, as at the December 31, 2001 is 52.56%. Assuming exercise and conversion of all the convertible securities issued and allotted by M-A Industries including the above mentioned in item 10, the Company's shareholding in M-A Industries will drop to 44.17%.


         D. Mashav Enterprise and Development Ltd. - Proportionately consolidated company

               In January 2000 a transaction for the sale of Mashav Enterprise and Development (hereinafter: "Mashav") was closed between Koor and Clal Industries & Investments Ltd. (hereinafter: "Clal"), whereby Koor sold to Clal all its holdings (50%) in Mashav in consideration for NIS 903 million and 47.5% of the share capital in Mashal Alumina Industries Ltd. The capital gain to Koor from this sale is approximately NIS 368 million before tax, and after tax is approximately NIS 237 million.

               During December 1999, before conclusion of the transaction, Mashav distributed a dividend to Koor and Clal in the total amount of NIS 720 million.


         E. Telrad Networks Ltd. (hereinafter: Telrad) - Consolidated company

         1. The board of directors of Telrad approved a retirement plan for additional employees, beyond the retirement plans from 1999 and 2000. In the financial statements as at December 31, 2001 in the item "Other income (expenses), net", an expense in the amount of NIS 87 million was recorded (the cost of reorganization plan in 2000 and 1999 amounted to NIS 261 million and NIS 90 million, respectively).

         2. During the reporting period, a contract was signed between Telrad and ECtel (a publicly traded subsidiary of ECI), whereby Telrad sold all its holdings (100%) in Net-Eye Ltd. to ECtel, which issued shares and options to Telrad in consideration of the acquisition. This transaction was treated, in Koor's financial statements, in accordance with the accounting principles in similar transactions for exchange of assets, and therefore no gain or loss was recorded.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------


Note 3 - Information Regarding Certain Investee Companies (cont'd)

         E. Telrad Networks Ltd. (hereinafter: Telrad) - Consolidated company (cont'd)

         3. On August 30, 2000, a series of agreements was signed and closed between Koor, Telrad and Nortel Networks Ltd. (hereinafter "Nortel"), a Canadian international telecommunications company.

               Pursuant to the agreements, Nortel established a new company in Israel, Nortel Networks Israel (Sales and Marketing) Limited (hereinafter "Nortel Israel") controlled by Nortel. Koor and Telrad which holds together 28% of the non-voting rights to profits, and has the right to appoint one director out of six.

               Under the series of agreements, Koor was granted a PUT option to sell Nortel the shares held by Koor in Nortel Israel and at the same time, Nortel was granted a CALL option to purchase these shares from Koor. The two options have identical exercise prices, and are exercisable in 2003 at a price which reflects the sum of Koor's investment in the company, plus a yield to be determined in the agreements. The company estimates the probability of non-exercise of either of the above options is being low. In light of the above, Koor's investment in Nortel is presented by the cost method under the item" Investments and other debts receivable".

               In view of the above, Koor's investment in Nortel Israel is presented by the cost method, in the item "Investments and other debts receivable".

               As part of the series of agreements, Koor and Telrad invested a sum of approximately 5.6 million Dollar in the share capital of Nortel Israel, and provided it with a shareholders' loan of approximately 42 million Dollar. The loan is to be paid in 2003, and bears interest at a rate of 6% p.a.

               Similarly, on the date of effecting the said transactions, Nortel exercised the option granted to it in 1997 and sold 20% of the shares in Telrad to Koor for 45 million Dollar, thereby making Telrad a wholly-owned subsidiary of Koor.

               Concurrently, Telrad signed an agreement whereby the marketing, the installations and the support in Israel, Africa and several other countries, of the public networks and TX1 business exchanges, will from now on be effected by Nortel Israel, and elsewhere will be effected by another company of Nortel Group.

               Telrad will serve as a sub-contractor of Nortel Israel for the manufacture of exchanges, which will be marketed by Nortel Israel for the period defined in the agreement. These activities in 1999 and the eight months ended August 31, 2000, constituted about 43.5% and 31.3% of Telrad's sales, respectively.

               Telrad received approximately 90 million Dollar for the transaction, over the book value of the transferred assets.

               As part of the above series of agreements, earlier agreements concerning a commitment made by Telrad to purchase know-how and pay royalties to Nortel were cancelled by mutual consent.

               As a result of the transaction, Koor recorded a capital gain, after tax, in the third quarter of 2000, of approximately NIS 261 million.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------


Note 3 - Information Regarding Certain Investee Companies (cont'd)

         F.    Elisra Electronic Systems Ltd. (hereinafter Elisra)

         1. On March 17, 2001, a fire broke out at the plants of the consolidated companies - Tadiran Systems Ltd. and Tadiran Spectralink Ltd. The managements of these two companies estimate, on the basis, inter alia, of the opinion of their legal advisers in this matter, that the indemnity value which will be received from the insurance companies will be not less than the amount of the fire damages.

               The above estimate of indemnity did not include amounts relating to loss of interim profits of approximately 1.3 million Dollars, which were recognized in earlier periods in respect of "works in progress" which were damaged by the fire. These amounts were allocated to the statement of operations under item "Other income (expenses), net". Up to December 31, 2001, advances were received from the insurance companies amounting to approximately 10 million Dollars.

         2. During 2000, Elisra acquired by way of allotment, purchase on the stock exchange and purchase from other shareholders, additional shares (about 17.6%) in BVR Systems (1998) Ltd. (hereinafter: "BVR"), for a total of approximately 10 million Dollars. Elisra also purchased all the BVR shares which were held by Koor - this acquisition was recorded at the cost of the shares in Koor's books, in accordance with the Securities Regulations - Transactions between a Corporation and its Controlling Shareholder.

               After these acquisitions, Elisra holds about 46% of the share capital of BVR. Elisra signed a voting agreement with other shareholders of BVR, whereby Elisra will be entitled to appoint most of the directors of BVR, and accordingly, the financial statements of BVR were consolidated with the financial statements of Koor, starting from September 30, 2000.

               During the third quarter of 2000 and the first quarter of 2001, provisions of approximately NIS 41 million and NIS 36.5 million, respectively, were recorded in the goodwill of BVR, in order to reflect a decrease in value not of a temporary nature, based, inter alia, on the business operations, backlog of orders and updated assessments of the market potential. The provisions are included in the item "Other income (expenses), net".


         G.    United Steel Mills Ltd. (hereinafter: "USM")

               On November 5, 2001, the Haifa District Court gave a liquidation order for USM Group Ltd., under which Adv. Ilan Shavit was appointed as special manager until a permanent liquidator would be appointed. Previously, from March 16, 2000 to July 30, 2001, the group was managed under a stay of proceedings order, and from August 1, 2001 under a temporary liquidation order.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------


Note 3 - Information Regarding Certain Investee Companies (cont'd)

         G.    United Steel Mills Ltd. (hereinafter: "USM") (cont'd)

               Due to the liquidation proceeding which commenced on August 1, 2001, the consolidation of USM in the financial statements of Koor was terminated at the beginning of the third quarter of the year. In 2001, the operations of USM constituted the entire activity in the construction and infrastructure segment in Koor's operations, after two other companies in this segment were sold during 2000. Therefore, in the Statement of Operations including the earning (loss) per share for the year that ended December 31, 2001, operations in the construction and infrastructure segment are presented as a segment whose operations were discontinued. In addition, statements of operations for previous years were restated in order to reflect the discontinuation of operations in this segment (see
               Note 23(G)).

               During 2001, in the period when the group was managed under the stay of proceedings order, Koor made available, ex gratia and without committing to it, a special credit line of about NIS 28 million, which was given concurrently with credit arrangements given ex gratia by the banks, and was intended to finance the expenses involved in the sale of the plants and the workers' retirement arrangements. Since Koor was not a guarantor for the debts of USM to third parties, it had no share in USM's losses for the first six months of 2001 beyond the aforementioned amount.


         H.    Koor Corporate Venture Capital

         1. On January 2, 2000, Koor and a wholly-owned subsidiary set up a registered partnership called "Koor Corporate Venture Capital" (hereinafter: "Koor CVC") through which Koor concentrates its investment activities in venture capital Funds and in technological companies with growth potential.

               See Note 18B(5) for investment commitments and investments after the balance sheet date.

         2. During 2001, Scopus (a subsidiary) issued preferred shares (ordinary shares with preferred rights) to third parties in consideration of 17.4 million Dollars. Following the issue, the percentage of the holding in Scopus decreased to 49.4%, its consolidation was terminated starting from the beginning of the fourth quarter of 2001 and the investment in the company is presented in the item "Investments in affiliates".

         3. During the reporting period, the management of the Koor CVC partnership estimated that the value of the investments in a number of companies in the portfolio was lower than the cost of the investment, and therefore decided to reduce the value of the investment in those portfolio companies by approximately NIS 126 million.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------


Note 3 - Information Regarding Certain Investee Companies (cont'd)

         I.    Divestiture of additional holdings

         1. On January 31, 2001, the transaction for the sale of all Koor's holdings in Koor Insurance Agency (100%) was closed, in consideration of approximately NIS 5 million. The profit from the transaction is approximately NIS 3 million.

         2. On May 4, 2001, Koor Group sold, free of charge, all its holdings (50%) in Sigmaone Communications (hereinafter - "Sigma1") to the KL-LLC group (hereinafter - "the Buyers"), the other shareholders in Sigma1. In the sale transaction, Koor and the Buyers transferred 2 million Dollars to Sigma1, to ensure its operation as a going concern. Koor Group also replaced the existing debt of Sigma1 to it with a new debt, which includes an option to convert the debt to shares of about 15% of the capital of Sigma1, on the transaction date. Accordingly, the financial statements of Koor recorded a provision in the amount of the investment, including the loans which Koor extended to Sigma1, of approximately 10 million Dollars.

         3. During 2001, a consolidated subsidiary of Koor Properties Ltd. (a company wholly-owned by Koor) sold part of its real estate assets in consideration for NIS 48 million (of which approximately NIS 32 million will be received in 2002). Neither a profit nor a loss was recorded from the sale.

         4. In the first quarter of 2001, a provision of 10 million Dollars has been recorded for a decrease in value of investments in investee companies, so as to reflect, in the company's estimation, the anticipated losses as a result of the expected exercise or from a decrease in value not of a temporary nature. The reduction is recorded in the item "Other income (expenses), net".


Note 4 - Short-Term Deposits and Investments

                                               Consolidated                         Company
                                         ---------------------------     -----------------------------
                                                December 31                       December 31
                                         ---------------------------     -----------------------------
                                           2001              2000            2001                2000
                                         ---------------------------     -----------------------------
                                               NIS thousands                NIS thousands
                                         ---------------------------     -----------------------------
Marketable securities (1):
 Debentures                              328,239           373,843         308,606            349,951
 Short-term Treasury notes                65,606            49,754          65,577             39,896
 Shares and options                      105,573           105,723          99,726             73,919
 Mutual fund participation
  certificates                             7,661            17,424               -                  -
                                        --------           -------         -------            -------
                                         507,079           546,744         473,909            463,766

Deposits in banks and financial
 institutions                             93,024            84,988               -                  -
Short-term loans and current
 maturities of long-term loans             3,042             9,220           3,042              9,220
                                        --------           -------         -------            -------
                                         603,145           640,952         476,951            472,986
                                        ========           =======         =======            =======
(1)   Presented at market value.

                                          F-45


                                                Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
---------------------------------------------------------------------------------------------


Note 5 - Trade Receivables

   Consolidated:
                                                                        December 31
                                                                -----------------------------
                                                                   2001               2000
                                                                -----------------------------
                                                                        NIS thousands
                                                                -----------------------------
   Open accounts                                                 1,735,775         2,562,904
   Deferred promissory note and receivables from sale
    of customers' debts*                                           295,943                 -
   Post dated checks receivable and credit card
    companies                                                       31,030            82,738
   Current maturities of long-term trade receivables                46,027            52,216
                                                                 ---------         ---------
                                                                 2,108,775         2,697,858
                                                                 =========         =========
   Including:
   Affiliates                                                            -               315
                                                                 =========         =========
   Net of allowance for doubtful accounts                          100,786            87,284
                                                                 =========         =========


   * According to the accounting principles relating to sale of customer debts (Note 2R), the balance of the customer debts, which were sold in the securitization transaction, and whose associated control and risks have been completely transferred to the purchaser, were written off. For the share in customer debt included in the securitization transaction, and which were not recognized as a sale, a deferred promissory note was recorded, see Note 3(C)(1).


Note 6 - Other Receivables

                                               Consolidated                         Company
                                         ---------------------------     -----------------------------
                                                December 31                       December 31
                                         ---------------------------     -----------------------------
                                           2001              2000            2001                2000
                                         ---------------------------     -----------------------------
                                               NIS thousands                NIS thousands
                                         ---------------------------     -----------------------------
  Government agencies                    103,885           106,598            443             12,707
  Deferred taxes, see Note 16F           105,176           112,289              -                  -
  Accrued income                         127,009            68,129          2,341              2,390
  Prepaid expenses                        43,491            36,185              -                  -
  Employees                               12,449            19,546              -                 14
  Affiliates - current accounts            3,202             4,256              -                 27
  Others                                 149,572           109,653         12,101              6,994
                                         -------           -------         ------             ------
                                         544,784           456,656         14,885             22,132
                                         =======           =======         ======             ======

                                                                    Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-----------------------------------------------------------------------------------------------------------------


Note 7 - Inventories and Work in Progress

     Consolidated:

                                                                                            December 31
                                                                                    -----------------------------
                                                                                       2001               2000
                                                                                    -----------------------------
                                                                                            NIS thousands
                                                                                     ----------------------------
     A.   Inventories and work in progress, net
          of customer advances

          Presented as current assets:

          Industrial inventory:
          Raw and auxiliary materials                                                 647,208           638,361
          Goods and work in progress (1)                                              256,002           268,148
          Finished goods                                                              810,790           786,208
          Advances in respect of materials                                             16,495             7,894
          Inventories for trading operations - merchandise,
          including advance payments                                                   70,276            97,063
                                                                                    ---------         ---------
                                                                                    1,800,771         1,797,674

          Less - customer advances                                                     44,310            11,610
                                                                                    ---------         ---------
                                                                                    1,756,461         1,786,064
                                                                                    =========         =========



                                                                                           December 31
                                                                                    -----------------------------
                                                                                       2001               2000
                                                                                    -----------------------------
                                                                                            NIS thousands
                                                                                    -----------------------------

     B.   Customer advances, net of work in progress

          Presented as current liabilities:

          Customer advances in respect of work in progress (1)(2)(3)                  280,870           303,197
          Less - inventory and work in progress                                           989             1,317
                                                                                    ---------         ---------

                                                                                      279,881           301,880
                                                                                    =========         =========

          (1)    Net of provision for loss in respect
                 of work in progress                                                   13,067             8,637
                                                                                    =========         =========
          (2)    Not including long-term advances

          (3) See Note 22 regarding guarantees provided for securing the gross amounts of customer advances
                 (including long-term advances).

                                                                    Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-----------------------------------------------------------------------------------------------------------------


Note 8 - Investments in Investee companies
                                                                                           December 31
                                                                                    -----------------------------
                                                                                       2001               2000
                                                                                    -----------------------------
                                                                                            NIS thousands
                                                                                    -----------------------------
    A.   Consolidated balance sheet - affiliates
    Net asset value of the investments (1)(2)                                        1,286,886         1,794,198
                                                                                     ---------         ---------

    Goodwill and original difference (2):
    Original amount                                                                     74,675         1,576,109
    Accumulated amortization                                                           (37,884)         (352,651)
                                                                                     ---------         ---------

                                                                                        36,791         1,223,458
                                                                                     ---------         ---------
    Long-term loans (3)                                                                 26,748            25,606
                                                                                     ---------         ---------

                                                                                     1,350,425         3,043,262
                                                                                     =========         =========
    (1)      As follows:
             Net asset value of investments as at December 31, 1991                    265,257           265,257
             Changes from January 1, 1992:
             Cost of shares acquired or received                                     1,183,007         1,105,611
             Accumulated net earnings                                                 (339,041)          314,417
             Changes in capital reserves and
             Foreign currency translation adjustments                                   74,280           (63,561)
             Initially consolidated subsidiaries, net                                  445,215           445,215
             Disposals, net                                                           (341,832)         (272,741)
                                                                                     ---------         ---------
                                                                                     1,286,886         1,794,198
                                                                                     =========         =========

    (2)      Including investments in companies traded on the
              Stock Exchange in Tel Aviv or abroad, in NIS millions:
             Carrying value                                                              1,242             2,939
                                                                                     =========         =========

             Market value as at December 31, 2001                                          900             1,979
                                                                                     =========         =========

    (3)      Linkage terms and interest rates relating to long-term loans:
             Linked to the CPI - in part bearing interest at the rate of 5%,
              and in part bearing no interest                                           20,717            19,702
             Linked to foreign currency (mainly to the Dollar) - in part bearing interest up to the rate of LIBOR + 2%, and in part
              bearing no interest                                                        6,031             5,904
                                                                                     ---------         ---------
                                                                                        26,748            25,606
                                                                                     =========         =========

                                                                    Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-----------------------------------------------------------------------------------------------------------------


Note 8 - Investment in Investee Companies (cont'd)


         B. Company balance sheet - investees

                                                                                           December 31
                                                                                    -----------------------------
                                                                                       2001               2000
                                                                                    -----------------------------
                                                                                            NIS thousands
                                                                                    -----------------------------
         Shares:
         Net asset value of the investments                                          2,728,035         4,019,368
                                                                                     ---------         ---------

         Goodwill and original differences:
         Original amount, net                                                          323,022         1,218,837
         Accumulated amortization                                                      (87,862)         (263,807)
                                                                                     ---------         ---------

                                                                                       235,160           955,030
                                                                                     ---------         ---------

         Book value (1)                                                              2,963,195         4,974,398
         Payments on account of shares (1)                                              56,303            56,303
         Long-term loans and capital notes (2)                                       1,460,690         1,111,866
         Non-current inter-company accounts (3)                                          2,074             3,978
                                                                                     ---------         ---------

                                                                                     4,482,262         6,146,545

         Less - Company shares held by subsidiaries                                          -            54,399
                                                                                     ---------         ---------

                                                                                     4,482,262         6,092,146
                                                                                     =========         =========


         (1)      As follows:
                  Cost of shares including accumulated
                   earnings as at December 31, 1991                                  1,945,388         1,945,388
                  Changes from January 1, 1992:
                  Cost of acquired shares                                            6,724,524         5,704,995
                  Accumulated net (losses) earnings                                 (3,109,678)          (24,438)
                  Changes in capital reserves, net                                    (268,625)         (545,767)
                  Disposals                                                         (2,272,111)       (2,049,477)
                                                                                     ---------         ---------

                  Book value, including payments on
                   account of shares (4)                                             3,019,498         5,030,701
                                                                                     =========         =========


                                                                    Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-----------------------------------------------------------------------------------------------------------------


Note 8 - Investment in Investee Companies (cont'd)


         B.  Company balance sheet - investees (cont'd)

                                                                                           December 31
                                                                                    -----------------------------
                                                                                       2001               2000
                                                                                    -----------------------------
                                                                                            NIS thousands
                                                                                    -----------------------------
         (2)   Long-term loans and capital notes:
               Long-term loans (a)                                                     153,420           149,047
               Capital notes - unlinked and not bearing
                interest (b)                                                         1,338,352           964,946

                                                                                     1,491,772         1,113,993
               Less - current maturities of long-term loans                             31,082             2,127

                                                                                     1,460,690         1,111,866


         (a)   Loans classified by linkage terms and interest rates:

                                                                          Interest rate
                                                                          at December 31        December 31        December 31
                                                                          --------------        -------------------------------
                                                                                    2001               2001               2000
                                                                          --------------        -------------------------------
                                                                                       %               NIS thousands
                                                                          --------------        -------------------------------
                Linked to the Dollar                                               3.87             5,520                  -
                Linked to the CPI                                                2-2.75            73,664             72,287
                Linked to the CPI                                                   6.5             4,046             24,449
                Linked to the CPI                                           No interest            70,190             52,311
                                                                                                ---------          ---------
                                                                                                  153,420            149,047
                                                                                                =========          =========


         (b) Capital notes are not presented at their present value, since their repayment date has not yet been fixed by the parties.

         (3)    Non-current inter-company accounts:

                                                                                           December 31
                                                                                    -----------------------------
                                                                                       2001               2000
                                                                                    -----------------------------
                                                                                            NIS thousands
                                                                                    -----------------------------
                Linked to the Dollar exchange rate                                       133               123
                Unlinked-bears interest at the rate of
                  the increase in the CPI                                               1,941             3,855
                                                                                        -----             -----
                                                                                        2,074             3,978
                                                                                        =====             =====

                                                                    Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-----------------------------------------------------------------------------------------------------------------


Note 8 - Investment in Investee Companies (cont'd)


         B.     Company balance sheet - investees (cont'd)

                                                                                         December 31
                                                                                  -----------------------------
                                                                                     2001               2000
                                                                                  -----------------------------
                                                                                          NIS thousands
                                                                                  -----------------------------
         (4)    Including investments in marketable shares traded on the
                Tel Aviv Stock Exchange or abroad in NIS millions:

                Carrying value                                                        2,097             1,974
                                                                                      =====             =====

                Market value as at December 31, 2001                                  1,961             1,402




Note 9 - Other Investments and Receivables

         A.       Composition:

                                                                  Consolidated                         Company
                                                          -----------------------------     -----------------------------
                                                                  December 31                       December 31
                                                          -----------------------------     -----------------------------
                                                            2001              2000                  2001            2000
                                                          -----------------------------     -----------------------------
                                                                NIS thousands                NIS thousands
                                                          -----------------------------     -----------------------------
        Deposits in banks and in
          financial institutions                              392,257          402,061          369,815          370,154
         Non-current trade receivables                         57,497           92,500                -                -
         Long-term loans receivable
          from others                                         263,685          282,335          164,378          154,742
                                                              -------          -------          -------          -------
                                                              713,439          776,896          534,193          524,896

         Marketable securities                                  2,990            6,553                -                -

         Venture capital investment                           315,815          344,704                -                -

         Non-marketable shares and
          payments on account                                  25,047           26,516           19,316           19,316

         Others                                                28,953           26,587              209              142
                                                            ---------        ---------          -------          -------
                                                            1,086,244        1,181,256          553,718          544,354
                                                            =========        =========          =======          =======

                                                                    Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-----------------------------------------------------------------------------------------------------------------


Note 9 - Other Investments and Receivables (cont'd)

         B.  Classification by linkage terms and interest rates of deposits, non - current debts of customers and long - term loans from others:

             Consolidated:
                                                                                 Average
                                                                          interest rates
                                                                                      at                     December 31
                                                                             December 31          ------------------------------
                                                                                    2001               2001               2000
                                                                          ---------------         ------------------------------
                                                                                       %                    NIS thousands
                                                                          ---------------         ------------------------------
         Linked to the CPI                                                    Mainly 6.6           380,465            396,299
         Linked to the foreign currency (mainly to the Dollar)                Mainly 6.0           332,722            379,551
         Unlinked                                                             Mainly 9.0               252              1,046
                                                                                                   -------            --------
                                                                                                   713,439            776,896
                                                                                                   =======            =======


         Company:
                                                                                                             December 31
                                                                                                  ------------------------------
                                                                                                       2001               2000
                                                                                                  ------------------------------
                                                                                                            NIS thousands
                                                                                                  ------------------------------

         Linked to the CPI                                                    Mainly 6.6           372,717            383,167
         Linked to the Dollar                                                 Mainly 6.0           161,476            141,729
                                                                                                   -------            -------
                                                                                                   534,193            524,896
                                                                                                   =======            =======


         C.   Repayment schedule of deposits, non-current customers balances and long-term loans from others, in the consolidated balance sheet:

                                                                  Consolidated                         Company
                                                          -----------------------------     -----------------------------
                                                                  December 31                       December 31
                                                          -----------------------------     -----------------------------
                                                            2001              2000                  2001            2000
                                                          -----------------------------     -----------------------------
                                                                NIS thousands                NIS thousands
                                                          -----------------------------     -----------------------------
         Amounts collectible in the:
         Second year                                       628,458            98,820            525,272          10,141
         Third year                                         40,421           602,543              8,921         506,401
         Fourth year                                        10,159            29,102                  -           8,354
         Fifth year                                         29,574            13,392                  -               -
         Thereafter and without a
          specific maturity date                             4,827            33,039                  -               -
                                                           -------           -------            -------         --------
                                                           713,439           776,896            534,193         524,896
                                                           =======           =======            =======         =======

                                                                    Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-----------------------------------------------------------------------------------------------------------------


Note 10 - Fixed Assets


   A.       Consolidated
                                               Land       Buildings      Machinery,        Vehicles
                                         (including                       equipment             and
                                          leasehold                             and       forklifts
                                              land)                   installations


                                       -------------     -----------  --------------      ------------
                                                              NIS thousands
                                       -----------------------------------------------------------------
   Cost as at January 1, 2001              227,543       2,076,573       4,084,013          86,999

   Additions during the year                 1,201          93,564         193,244           8,264
   Adjustments resulting from
    foreign currency translation
    differences*                            13,308          57,408         184,453           4,975
   Formerly consolidated
    subsidiaries, net                         (665)        (29,511)        (49,206)         (2,119)
   Other changes during the
    year, net                             (123,307)       (721,251)       (889,624)        (31,170)
                                          =========       =========       =========         =======
   Balance as at December 31, 2001         118,080       1,631,211       3,691,253          66,949

   Accumulated depreciation as at
    January 1, 2001                          1,032          842,354      2,519,748          44,946
   Additions during the year                    53           49,552        179,141           8,897
   Adjustments resulting from
    foreign currency translation
    differences*                                59           25,874         90,814           2,114
   Formerly consolidated
    subsidiaries, net                            -          (22,430)       (38,403)         (1,017)
   Other changes during the year, net          (29)        (334,773)      (734,511)        (24,474)
                                          ---------       ---------      ----------        -----------
   Balance as at December 31, 2001           1,115          560,577      2,016,789          30,466
   Net book value as at
    December 31, 2001                      116,965        1,070,634      1,674,464          36,483
                                          =========       =========      =========         =======
   Net book value as at
    December 31, 2000                      226,511        1,234,219       1,564,265          42,053
                                          =========       =========      ==========        ========


   *        See Note 2B(3)


                                           Office           Tools   Installations           Total
                                        furniture             and           under
                                              and     instruments    construction
                                        equipment                    and payments
                                                                    on account of
                                                                      acquisition
                                                                        of assets
                                       ----------     -----------   -------------          ----------
                                                               NIS thousands
                                       -----------------------------------------------------------------
   Cost as at January 1, 2001            173,436          16,324         166,362          6,831,250

   Additions during the year              21,969               -          69,197            387,439
   Adjustments resulting from
    foreign currency translation
    differences*                           8,388               -           9,065            277,597
   Formerly consolidated
    subsidiaries, net                     (4,074)              -            (466)           (86,041)
   Other changes during the
    year, net                            (25,846)        (12,271)       (229,494)        (1,710,162)
                                         --------        --------       ---------        -----------
   Balance as at December 31, 2001       173,873           4,053          14,664          5,700,083
                                         ========        ========       =========        ===========

   Accumulated depreciation as at         108,089               -               -          3,516,169
    January 1, 2001
   Additions during the year               17,743               -               -            255,386
   Adjustments resulting from
    foreign currency translation
    differences*                            5,135               -               -            123,996
   Formerly consolidated
    subsidiaries, net                      (2,725)              -               -            (64,575)
   Other changes during the year, net     (25,241)              -               -         (1,119,028)
                                         --------        --------       ---------        -----------
   Balance as at December 31, 2001        103,001               -               -          2,711,948
                                         --------        --------       ---------        -----------
   Net book value as at
    December 31, 2001                      70,872           4,053          14,664          2,988,135
                                         --------        --------       ---------        -----------
  Net book value as at
    December 31, 2000                      65,347          16,324         166,362          3,315,081
                                         ========        ========       =========        ===========

*    See Note 2B(3)

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 10 - Fixed Assets (cont'd)

         A.    Consolidated (cont'd)

         Supplementary data on consolidated fixed assets:

         (1) Some of the real estate properties have not yet been registered in the Land Registry Office in the name of the subsidiaries, in some cases because of the absence of formal parceling of the area.

                Leasehold rights are for a period of 49 years, ended in the year 2001 and thereafter. Certain leases provide an option for extension for another 49 years.

                The cost of leasehold real estate as at December 31, 2001, is approximately NIS 732 million, of which approximately NIS 428 million is under a capitalized lease.

         (2) After deduction of investment grants, net of depreciation, which have been received from the State of Israel by certain subsidiaries under the terms of the Law for the Encouragement of Capital Investments, 1959, amounting to NIS 191 million, adjusted, and NIS 123 million, adjusted, as at December 31, 2001 and 2000, respectively (see also Note 16A).

         (3) Includes capitalized interest amounting to NIS 76,370 thousand, adjusted, and NIS 66,499 thousand, adjusted to December 31, 2001 and 2000, respectively.

         (4)    As for amounts charged to cost of fixed assets, see
                Notes 23B and E.

         (5) Including fully depreciated assets amounting to NIS 975 million, adjusted to December 31, 2001.

         (6)    See Note 22 regarding liens.

                                                                       Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
---------------------------------------------------------------------------------------------------------------------


Note 10 - Fixed Assets (cont'd)

         B.  Company

         Composition of the assets and accumulated depreciation, according to major groups, and changes therein during the current year, are as follows:


                                                 Balance at           Changes during the year               Balance
                                                  beginning        ------------------------------            at end
                                                    of year         Additions          Disposals            of year
                                               ------------        -----------        -----------         -----------
                                                                           NIS thousands
                                               ----------------------------------------------------------------------

         Cost:

         Offices and land *                         34,426                36                  -             34,462
         Vehicles                                      732                 3                206                529
         Office equipment                            5,868               330                100              6,098
                                               ------------        -----------        -----------         -----------

                                                    41,026               369                306             41,089
                                               ------------        -----------        -----------         -----------


         Accumulated depreciation:

         Offices                                     1,253             1,011                  -              2,264
         Vehicles                                      306                84                 95                295
         Office equipment                            1,816               579                 97              2,298
                                               ------------        -----------        -----------         -----------

                                                     3,375             1,674                192              4,857
                                               ------------        -----------        -----------         -----------


         Net book value:

         Land and offices                           33,173                                                  32,198
         Vehicles                                      426                                                     234
         Office equipment                            4,052                                                   3,800
                                               ------------        -----------        -----------         -----------

                                                    37,651                                                  36,232
                                               ============        ===========        ===========         ===========


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


                                                                          Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------------------------------------------------


Note 11 - Other Assets, Net of Amortization

                                                                  Consolidated                         Company
                                                          -----------------------------     -----------------------------
                                                                  December 31                       December 31
                                                          -----------------------------     -----------------------------
                                                                2001              2000              2001            2000
                                                          -----------       -----------     -------------      ----------
                                                                NIS thousands                NIS thousands
                                                          -----------------------------     -----------------------------
         Intangible assets:

         Goodwill:
         Original amounts                                     773,364           766,025               -                 -
         Accumulated amortization                             245,350           152,163               -                 -
                                                           ----------          --------        --------          --------
                                                              528,014           613,862               -                 -
                                                           ----------          --------        --------          --------

         Licensing of products abroad:
         Original amounts                                     516,138           434,193               -                 -
         Accumulated amortization                             275,320           219,209               -                 -
                                                           ----------          --------        --------          --------
                                                              240,818           214,984               -                 -
                                                           ----------          --------        --------          --------

         Intangible assets in the purchase of products:
         Original amounts                                     465,376                 -               -                 -
         Accumulated amortization                              19,956                 -               -                 -
                                                           ----------          --------        --------          --------
                                                              445,420                 -               -                 -
                                                           ----------          --------        --------          --------

         Know-how, software, patents and others:
         Original amounts                                     110,975            81,282               -                 -
         Accumulated amortization                              60,300            37,571               -                 -
                                                           ----------          --------        --------          --------
                                                               50,675            43,711               -                 -
                                                           ----------          --------        --------          --------

         Deferred expenses:

         Debentures issuance costs:
         Original amount                                       32,589            24,364          16,457            16,457
         Accumulated amortization                              21,147            23,816          16,457            15,909
                                                           ----------          --------        --------          --------
                                                               11,442               548               -               548
                                                           ----------          --------        --------          --------
         Deferred taxes receivable
          (see Note 16(f))                                     97,624           *53,287               -                 -
                                                           ----------          --------        --------          --------

                                                            1,373,993           926,392               -               548
                                                           ==========          ========        ========          ========

         *  Reclassified

                                                                          Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------------------------------------------------

Note 12 - Credit from Banks and Others

         A.       Composition:

                                                                  Consolidated                         Company
                                                          -----------------------------     -----------------------------
                                                                   December 31                       December 31
                                                          -----------------------------     -----------------------------
                                                               2001              2000              2001            2000
                                                          ----------       ------------     ------------     ------------
                                                                  NIS thousands                       NIS thousands
                                                          -----------------------------     -----------------------------
         From banks                                        1,203,218         1,856,400          322,460          280,421
         From others                                               -            10,924                -            8,293
                                                           ---------         ---------          -------          -------

                                                           1,203,218         1,867,324          322,460          288,714

         Current maturities of long-term
          loans and debentures                               530,634           866,252           62,331          669,170
                                                           ---------         ---------          -------          -------

                                                           1,733,852         2,733,576          384,791          957,884
                                                           =========         =========          =======          =======
         See also Note 15A


         B.   Classification by linkage terms and average interest rates:

                                                                                 Average
                                                                          interest rates
                                                                                      at                     December 31
                                                                             December 31          ------------------------------
                                                                                    2001               2001               2000
                                                                          ---------------         ------------       -----------
                                                                                       %                    NIS thousands
                                                                          ---------------         ------------------------------
         Linked to foreign currency (mainly to                               2.3 - 18.16
          the Dollar)                                                   (mainly 2.3 -7.5)           910,366          1,329,486

         Unlinked                                                  4.4 - 7.8 (mainly 4.9)           292,852            537,838
                                                                                                  ---------          ---------
                                                                                                  1,203,218          1,867,324
                                                                                                  =========          =========

                                                                                 Average
                                                                          interest rates
                                                                                      at                     December 31
                                                                             December 31          ------------------------------
                                                                                    2001               2001               2000
                                                                          ---------------         ------------       -----------
                                                                                       %                    NIS thousands
                                                                          ---------------         ------------------------------
         Linked to the Dollar                                                   mainly 3             287,151           103,041
         Unlinked                                                                    4.4              35,309           185,673
                                                                                                    ---------          ---------
                                                                                                     322,460           288,714
                                                                                                    =========          =========

         C.       See Note 22 regarding liens to secure credit.

                                                                          Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------------------------------------------------


Note 13 - Trade Payables

                                                                                                   December 31
                                                                                        ------------------------------
                                                                                             2001               2000
                                                                                        ------------       -----------
                                                                                                  NIS thousands
                                                                                        ------------------------------
         Including notes payable                                                           23,927              19,106
                                                                                        ============       ===========



Note 14 - Other Payables

                                                                  Consolidated                         Company
                                                          -----------------------------     -----------------------------
                                                                  December 31                       December 31
                                                          -----------------------------     -----------------------------
                                                                2001              2000              2001            2000
                                                          -----------       -----------     -------------      ----------
                                                                NIS thousands                NIS thousands
                                                          -----------------------------     -----------------------------
         Employees and
          withholdings remittable                             130,008           175,285              845           6,373
         Provision for vacation pay and
          vacation expense allowance                          103,856           114,371            1,381             978
         Expenses to be paid                                  190,979           222,448           23,501          26,651
         Government agencies
          (including taxes)                                    93,040            90,441            2,643           4,980
         Provision for warranty and repairs                    24,593            35,474                -               -
         Payables for purchase of assets                          216             3,696                -               -
         Severance pay payable and current
          portion of early retirement pensions
          (see Note 17)                                        98,887           183,904              224             527
         Reserve for internal insurance                        17,595            16,020            8,617           9,293
         Dividend proposed to the minority                      5,447                 -                -               -
         Deferred income                                       19,587            13,743              305             487
         Provision for loss for company
          in liquidation (see Note 3G)                          1,512            54,524            1,512          23,971
         Liability in respect of securities
          that were sold short                                 58,583                 -                -               -
         Others                                               264,898           182,844           23,467          23,325
                                                            ---------         ---------           ------          ------

                                                            1,009,201         1,092,750           62,495          96,585
                                                            =========         =========           ======          ======

         Includes interested parties                                                                 883             819
                                                                                                  ======          ======

                                                                          Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------------------------------------------------

Note 15 - Long Term Liabilities


         A.       Loans

                                                                  Consolidated                         Company
                                                          -----------------------------     ------------------------------
                                                                  December 31                       December 31
                                                          -----------------------------     ------------------------------
                                                                2001              2000              2001             2000
                                                          -----------       -----------     -------------      -----------
                                                                  NIS thousands                      NIS thousands
                                                          -----------------------------     ------------------------------
         1.       Loans from banks                          4,782,784         3,791,924         2,633,432        2,126,215
                  Less - current maturities                   458,281           723,960                 -          472,290
                                                          -----------       -----------     -------------      -----------
                                                            4,324,503         3,067,964         2,633,432        1,653,925
                                                          -----------       -----------     -------------      -----------

         2.       Loans from others:
                  Shareholders in subsidiaries
                   and in proportionately
                   consolidated companies                      29,011            25,469                 -                -
                  Investees                                         -                 -           110,259          117,386
                  Receipts from
                   time-sharing units                          33,443            35,214                 -                -
                  Deferred income                               9,287            14,593                 -                -
                  Others and long-term
                   accrued expenses                            32,744           119,131                 -                -
                                                          -----------       -----------     -------------      -----------
                                                              104,485           194,407           110,259          117,386

                  Less - current maturities                     1,175             2,892            25,583           98,661
                                                          -----------       -----------     -------------      -----------
                                                              103,310           191,515            84,676           18,725
                                                          -----------       -----------     -------------      -----------
                  Total loans                               4,427,813         3,259,479         2,718,108        1,672,650
                                                          ===========       ===========     =============      ===========


         3.       Classification by linkage terms and interest rates:

                  The consolidated balance sheet:

                                                                          Interest rate
                                                                          at December 31                   December 31
                                                                      -------------------       -------------------------------
                                                                                    2001               2001               2000
                                                                      -------------------       -------------------------------
                                                                                       %                  NIS thousands
                                                                      -------------------       -------------------------------
                  Linked to the foreign currency (mainly                      2.3 - 11.9
                   Dollar)                                            (mainly 2.3 - 4.53)         3,229,412          3,284,944

                  Linked to the Dollar exchange rate or
                   CPI - the higher of the two                                                            -            109,453
                  Linked to the CPI                                          3.75 - 6.33          1,613,506            542,127
                  Linked to the CPI                                          No interest             33,443             35,214
                  Unlinked                                                       0 - 7.6             10,908             14,593
                                                                                                 ----------          ----------
                                                                                                  4,887,269          3,986,331

                  Less - current maturities                                                         459,456            726,852
                                                                                                 ----------          ----------
                                                                                                   4,427,813          3,259,479
                                                                                                 ==========          ==========

                                                F-59

                                                                          Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------------------------------------------------


Note 15 - Long Term Liabilities (cont'd)


         A.       Loans (cont'd)

         The Company balance sheet:
                                                                          Interest rate
                                                                          at December 31                   December 31
                                                                         ----------------       -------------------------------
                                                                                    2001               2001               2000
                                                                         ----------------       -------------------------------
                                                                                       %                  NIS thousands
                                                                         ----------------       -------------------------------
         a.       From banks

                  Linked to the Dollar exchange rate or CPI -
                   the higher of the two                                                                  -           109,453
                  Linked to the CPI                                          5.05 - 6.33          1,520,538           512,720
                  Linked to the Dollar                                       2.47 - 3.12          1,112,894         1,504,042
                                                                                                  2,633,432         2,126,215
                   Less - current maturities                                                              -           472,290
                                                                                                  ---------         ---------
                                                                                                  2,633,432         1,653,925
                                                                                                  =========         =========


         In October 2001, an agreement was signed with Bank Hapoalim B.M., whereby long-term loans amounting to 253 million Dollars were rescheduled to the Company for a five-year period, whereby the interest payments will be made quarterly. It was further agreed that the bank would extend an additional 50 million Dollars loan to Koor, for a five-year period on the same terms.

         In addition, during December 2001, the Company signed an additional agreement with another bank, whereby short-term credit to the total amount of 80 million Dollars was rescheduled into a long-term credit for a three-year period.

         Based on the terms of the agreements signed with the banks, Koor committed, among other thins, to maintain a minimum shareholders equity, and to repay part of the outstanding debt from proceeds of divested assets, should they be divested. As at the balance sheet date,
         Koor fulfills all its commitments to the banks.

                                                                          Interest rate
                                                                          at December 31                   December 31
                                                                         ----------------       -------------------------------
                                                                                    2001              2001              2000
                                                                         ----------------       -------------------------------
                                                                                       %                  NIS thousands
                                                                         ----------------       -------------------------------
         b.       From investees:

                  Linked to the CPI                                             4 - 4.75           110,259            117,386
                  Less - current maturities                                                         25,583             98,661
                                                                                                   -------            -------
                                                                                                    84,676             18,725
                                                                                                   =======            =======

                                                                          Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------------------------------------------------


Note 15 - Long Term Liabilities (cont'd)


         B.       Debentures

                                                                  Consolidated                         Company
                                                          -----------------------------     ------------------------------
                                                                  December 31                       December 31
                                                          -----------------------------     ------------------------------
                                                                2001              2000              2001             2000
                                                          -----------       -----------     -------------      -----------
                                                                  NIS thousands                      NIS thousands
                                                          -----------------------------     ------------------------------
                  Debentures (1):                              34,430            66,207               -                 -
                  Less - current maturities                    34,430            31,780               -                 -
                                                             --------          --------         -------          -------
                                                                    -            34,427               -                 -
                                                             ========          ========         =======          =======

                  Debentures convertible
                   in shares of Series F issued
                   by Koor (2):                                73,484           110,237          73,484          110,237

                  Debentures convertible into shares
                   of investee companies (3):
                    Issued by Koor                                  -            61,470               -           61,470
                    Issued by subsidiaries                    258,336             9,401               -                -
                                                             --------          --------         -------          -------

                                                              331,820           181,108          73,484          171,707
                  Less - current maturities                    36,748           107,620          36,748           98,219
                                                             --------          --------         -------          -------

                                                              295,072            73,488          36,736           73,488
                                                             ========          ========         =======          =======

         (1)   Debentures of Series 7 issued by Koor Issuers Ltd. (consolidated company) bear interest of 4.5% and are linked to the CPI, both as to principal and interest, and are redeemable until 2002.

               The debentures are secured by a floating charge on all the said company's assets. Under the terms of the trust deed the Company has guaranteed the full payment of all principal, interest and linkage differences of the debentures. The Company registered a "negative pledge" to secure its guarantee.

         (2)   Debentures convertible into shares in Koor:

         (a)   NIS 46,870 thousand par value of debentures (Series F), traded on the Tel-Aviv Stock
               Exchange, are linked to the CPI of April 1994 and bear interest at an annual rate of
               2.75%. The debentures are redeemable, if not previously converted into shares, in the years 2001-2003. The debentures are convertible into registered ordinary shares of
               Koor of a par value of NIS 0.001 at the conversion rate of NIS 330 par value of debentures for 1 ordinary share.

               In the current period debentures of a par value of NIS 36,603 thousand (Series F) were converted into shares. As at December 31, 2001 it is not probable that the debentures will be converted.

                                                                          Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------------------------------------------------


Note 15 - Long Term Liabilities (cont'd)


         B.    Debentures (cont'd)

         2.    Debentures convertible into shares in Koor: (cont'd)

         (b)   The debentures are secured by a first degree fixed token charge on a NIS 1 coin deposited with a trustee. In addition, Koor undertook not to create any charges on its assets, whether fixed or floating, prior to receiving the trustee's explicit approval, and on the condition that a charge of the same degree and the same level will also be registered in favor of the trustee to secure the debentures, except for a token charge to secure additional series of debentures that will be issued by Koor.

         (c)   According to the prospectuses of the issue of Koor's convertible debentures, Koor will refrain from any distribution of dividends out of capital reserves, or from funds or profits deriving from capital gain, either of the Company or of the subsidiaries.

         3.    Debentures convertible into shares of investee companies that were issued by the
               Company and subsidiaries

                                                       Interest rate as                                            Consolidated
                                                                     at                                           --------------
                                                            December 31                                             December 31
                                                                   2001                                 2001               2000
                                                       ----------------                        --------------     --------------
                                                                      %          Maturity       NIS thousands      NIS thousands
                                                       ----------------     --------------     -------------      --------------
                 Linkage bases and interest rates:

                 Linked to the Dollar (a)                         2.5               2007           258,336                  -
                 Linked to the CPI (b)                                       2000 - 2001                 -              9,401
                 Linked to the Dollar (c)                                           2001                 -             61,470
                                                                                                  --------            --------
                                                                                                   258,336             70,871
                                                                                                  ========            ========


         (a)   In November 2001, M-A Industries issued NIS 270,000 thousand par value of debentures
               (Series A) listed on the Tel Aviv Stock Exchange, bearing interest at 2.5% p.a. and linked (principal and interest) to the representative exchange rate of the Dollar.
               The debentures are repayable in one payment in November 2007 if not converted before then into shares. The debentures are convertible into ordinary shares of NIS 1 par value each of M-A Industries at the rate of NIS 10.68 par value of debentures per one ordinary share. The debentures are secured under a first level fixed symbolic lien on a deposit of NIS 1 in favor of the trustee for the debenture holders.

         (b)   NIS 9,271 thousand debentures were issued by United Steel Mills Ltd. and were repaid in the current period. See also Note 3H.

         (c)   Debentures convertible in to ECI shares held by Koor at a minimum realization price of 50 Dollar per share were repaid in the current period.

                                                                                    Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
----------------------------------------------------------------------------------------------------------------------------------


Note 15 - Long Term Liabilities (cont'd)

     C.   Liabilities (net of current maturities) that will mature in the following years subsequent to balance sheet date are as follows:

     1.   Consolidated
                                   Loans from banks           Loans from others              Debentures                       Total
                         --------------------------   -------------------------   ---------------------    ------------------------
                                       December 31                 December 31              December 31                 December 31
                               2001          2000        2001            2000        2001          2000          2001          2000
                         -----------  ------------   ----------   ------------    -------   -----------    ----------   -----------
                                                                 NIS thousands
                         ----------------------------------------------------------------------------------------------------------
      Second year         1,441,459       215,928      21,309         99,744      36,736        71,232     1,499,504       386,904
      Third year            781,490     2,015,170      10,436         13,626           -        36,683       791,926     2,065,479
      Fourth year           304,163       543,982       4,980         10,250           -             -       309,143       554,232
      Fifth year          1,453,568       133,894      17,378         11,986           -             -     1,470,946       145,880
      Sixth year            116,268        51,543       4,157          4,477     258,336             -       378,761        56,020
      Subsequent years      227,555       107,447      45,050         51,432           -             -       272,605       158,879
                          ---------     ---------     -------        -------     -------       -------     ---------     ---------
                          4,324,503     3,067,964     103,310        191,515     295,072       107,915     4,722,885     3,367,394
                          =========     =========     =======        =======     =======       =======     =========     =========



     2.   The Company

                                  Loans from banks         Loans from investors   Convertble Debentures                       Total
                         --------------------------   -------------------------   ---------------------    ------------------------
                                      December 31                 December 31              December 31                  December 31
                               2001          2000        2001            2000        2001          2000          2001          2000
                         -----------  ------------   ----------   ------------    -------   -----------    ----------   -----------
                                                                 NIS thousands
                         ----------------------------------------------------------------------------------------------------------
         Second year        953,138             -       84,676        18,725       36,736       36,745      1,074,550        55,470
         Third year         340,000     1,645,672            -             -            -       36,743        340,000     1,682,415
         Fifth year       1,331,400             -            -             -            -            -      1,331,400             -
         Sixth year           8,894         8,253            -             -            -            -          8,894         8,253
                          ---------     ---------       -------       -------     -------       -------     ---------     ---------
                          2,633,432     1,653,925       84,676        18,725       36,736       73,488      2,754,844     1,746,138
                          =========     =========       =======       =======     =======       ======      =========     =========


     D.      See Note 22 for details of security pledged to secure loans.

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

         As security for the implementation of the approved projects and compliance with the conditions of the approval, a pledge has been registered on the above subsidiaries' assets in favor of the State of Israel.

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

Note 16 - Taxes on Income (cont'd)

         E. Losses for tax purposes carried forward to future years and tax assessments:

         1. The consolidated balance of net operating and capital tax loss carryforwards to next years amounted to approximately NIS 1,793 million as at December 31, 2001, out of which NIS 736 million relates to Koor.
                  In 1999 the utilization of capital losses and part of the operating losses carried forward for the Company's tax purposes became feasible and in 1999 Koor accordingly recorded a tax asset of NIS 131 million against the 2000 tax income. In 2000 the tax asset was realized and was recorded as a tax expense. Under the Inflationary Adjustments Law, carryforward tax losses are linked to the CPI.

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

         F.       Deferred taxes:

         1.       Deferred taxes are presented in the consolidated balance sheet as follows:
                                                                                                           December 31
                                                                                                ------------------------------
                                                                                                       2001             * 2000
                                                                                                ------------      ------------
                                                                                                           NIS thousands
                                                                                                ------------------------------

                  Within current assets in respect of:
                  Provision for vacation pay and severance benefits                                (34,994)          (79,343)
                  Operating loss and capital loss carryforwards                                    (32,052)          (16,786)
                  Inventory, net of customer advances                                                4,124             4,315
                  Timing differences in respect of recognition of income and expenses              (42,254)          (20,475)
                                                                                                ------------      ------------
                  Total in current assets                                                         (105,176)         (112,289)
                                                                                                ============      ============

                  Within long-term liabilities in respect of:
                  Depreciation                                                                     309,565           253,456
                  Operating loss and capital loss carryforwards                                   (159,174)         (124,623)
                  Liability in respect of employee severance benefits                              (43,246)          (31,398)
                  Other                                                                             15,893             3,692
                                                                                                ------------      ------------
                                                                                                   123,038           101,127
                  Balance not expected to be realized (1)                                           61,748            73,902
                                                                                                ------------      ------------
                  Total in long-term liabilities                                                   184,786           175,029
                                                                                                ============      ============

                  Within long-term assets in respect of:
                  Depreciation                                                                      30,059            62,475
                  Operating loss and capital loss carryforwards                                   (456,477)         (316,119)
                  Liability in respect of employee severance benefits                              (17,850)          (52,961)
                  Other                                                                               (864)           (9,167)
                                                                                                ------------      ------------
                  Total in long-term assets                                                       (445,132)         (315,772)
                  Balance not expected to be realized (1)                                          347,508           262,485
                                                                                                ------------      ------------
                  Total in other long-term assets                                                  (97,624)          (53,287)
                                                                                                ============      ============


                  (1)  The Company and certain subsidiaries have deferred tax assets, that are not expected to be realized, because of accumulated tax loss carryforwards and other timing differences. Companies Management's believes that it is not likely that these balances will be realized and, accordingly, no deferred taxes were created in respect thereof.

                  *    Reclassified


                                                                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------------------------------------------------------

Note 16 - Taxes on Income (cont'd)

         F.       Deferred taxes (cont'd):

         2.       Balances and movement of deferred taxes in the consolidated balance sheet:

                                  Depreciable     Inventories      Provisions      Losses and          Timing           Total
                                        fixed          net of             for      deductions  differences in
                                       assets        customer        employee         carried      respect of
                                                     advances          rights         forward     recognition
                                                                                                    of income
                                                                                                          and
                                                                                                     expenses
                               -------------- --------------  --------------  --------------   --------------  --------------
                                                                       NIS thousands

                               ----------------------------------------------------------------------------------------------
         Balance as at
          January 1, 2000            396,736          (9,561)       (166,621)       (227,019)        (28,620)        (35,085)
         Translation
          differences in
          subsidiaries                (4,894)            307           1,718             644             140          (2,085)
         Amounts charged
          to statement of
          operations **               33,471          (2,497)         (4,990)        100,604           2,501         129,089
         Other changes,
          net*                      (109,382)         16,066           6,191           4,630              29         (82,466)
                               -------------- --------------  --------------  --------------   --------------  --------------
         Balance as at
          December 31, 2000          315,931           4,315        (163,702)       (121,141)        (25,950)          9,453
         Translation
          differences in
          subsidiaries                16,981             195          (4,387)         (3,213)         (1,391)          8,185
         Amounts charged
          to statement of
          operations                  78,267           6,183          61,728        (170,672)        (11,138)        (35,632)
         Other changes,
          net*                       (71,556)         (6,569)         10,272          56,579          11,254             (20)
                               -------------- --------------  --------------  --------------   --------------  --------------
         Balance as at
          December 31, 2001          339,623           4,124         (96,089)       (238,447)        (27,225)        (18,014)
                               ============== ==============  ==============  ==============   ==============  ==============

         * Mainly companies whose consolidation was terminated, net.
        ** Including companies whose activity was discontinued. Deferred taxes were computed at tax rates of 25% - 36% (mainly 28%).


                                                                  F-66


                                                                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------------------------------------------------------

Note 16 - Taxes on Income (cont'd)

         G.       Taxes on income included in consolidated statements of operations:

         1.       Composition:
                                                                                              Year ended December 31
                                                                              --------------------------------------------------
                                                                                    2001               2000               1999
                                                                              -----------        -----------        -----------
                                                                                               NIS thousands
                                                                              --------------------------------------------------
                  Earnings (losses) before income tax:
                  In Israel                                                    (667,344)           415,685           552,750
                  Abroad                                                            601            118,821            66,908
                                                                              -----------        -----------        -----------
                                                                               (666,743)           534,506           619,658
                                                                              ===========        ===========        ===========
                  For the current year:

                  Current taxes:
                  In Israel                                                      63,835            154,106           264,312
                  Abroad                                                         10,763              3,368            19,974

                  Deferred taxes:
                  In Israel                                                      (3,112)            (9,479)         (132,677)
                  Abroad                                                        (32,520)             7,746            14,574

                  In respect of previous years:
                  In Israel                                                      (5,871)             1,162          *(14,449)
                  Abroad                                                          4,067             (2,279)           (6,260)
                                                                              -----------        -----------        -----------
                                                                                 37,162            154,624           145,474
                                                                              ===========        ===========        ===========

                  * Including deferred taxes in the amount of NIS 35,070 thousand.


                                                                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------------------------------------------------------


Note 16 - Taxes on Income (cont'd)

         G.       Taxes on income included in the consolidated statements of operations (cont'd):

         2. Below is a reconciliation between the theoretical tax expense --translation --, if all the income of Koor and the subsidiaries were taxed at the regular rate of 36%, and the actual tax expense as reported in the statement of operations:

                                                                                              Year ended December 31
                                                                              --------------------------------------------------
                                                                                    2001               2000               1999
                                                                              -----------        -----------        -----------
                                                                                               NIS thousands
                                                                              --------------------------------------------------
         Earnings (losses) before taxes on income, as
          reported in the statement of operations                              (666,743)           534,506           619,658
                                                                              ===========        ===========        ===========

         Statutory tax rate                                                          36%               36%               36%
                                                                              ===========        ===========        ===========

         Theoretical tax expenses in respect of these
          earnings (losses)                                                    (240,027)           192,422           223,077
         Increase (decrease) in taxes resulting from
          the following factors - the tax effect:
         Tax benefits under various encouragement laws                          (40,762)           (40,859)          (19,048)
         Non-deductible expenses for tax
          purposes (including depreciation)                                      56,967             31,044            24,866
         Losses for which deferred taxes were not recorded                      158,506             81,440            24,943
         Capital gains (losses) from sale of investments
          and assets, net                                                        41,754            (79,994)          (26,119)
         Provisions for anticipated losses from the sale of
          assets, net                                                            81,590                  -            27,152
         Tax loss carryforwards from prior years for which
          deferred taxes were not created and which were
          utilized during the current year                                       (1,409)            (8,759)         (105,409)
         Inflationary erosion of tax advances                                         -                  3              (174)
         Effect of the Inflationary Adjustments Law in
          respect of companies whose functional currency is
          the Dollar                                                             28,051               (729)            7,405
         Taxes in respect of prior years                                         (1,804)            (1,117)          (20,709)
         Effect of foreign subsidiaries                                         (45,063)           (19,889)           10,462
         Others                                                                    (641)             1,062              (972)
                                                                              -----------        -----------        -----------
         Total taxes on income                                                   37,162            154,624           145,474
                                                                              ===========        ===========        ===========

         Effective tax rate                                                        5.57%             28.93%           23.48%
                                                                              ===========        ===========        ===========

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------

Note 17 - Liabilities for Employee Severance Benefits, Net


         A.       Pension, severance pay and retirement grants:

         Under current labor laws and existing labor agreements, the companies in the Group are required to make severance payments, to employees who are dismissed or who retire. In respect of these liabilities, regular deposits are made by Group companies with pension and severance pay funds. The balance sheet amount represents the unfunded balance of the liabilities. Were the funds deposited are not under the control and management of the Group companies, the funded amounts are not reflected in the balance sheets. These deposits and the amount stated in the balance sheet fully cover the Company's liability for employee severance benefits.
         Employees dismissed before reaching retirement age are entitled to severance pay, computed on the basis of their latest salary. Where amounts accumulated in the pension funds are insufficient to cover such severance pay, the Company and its subsidiaries will make up the amount of the shortfall at the time of payment. In Management's opinion, an appropriate provision, based on the salary components used in the computation of severance pay, has been included in the financial statements to fully cover this liability.
         Regarding companies in which enhanced severance pay has been planned or agreed upon for the employees, appropriate provisions have been made for the supplementary amounts.


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


         C.       Compensation for unutilized sick leave:

         A provision for unutilized sick leave, according to agreements, is included in the accounts in respect of those employees who have reached the age of 55, due to the uncertainty as to whether employees who have not reached that age will be entitled to such compensation (as a result of utilization of sick leave or early retirement). The provision is computed on the basis of the latest salary for 8 working days in respect of each year during which the sick leave was not utilized.


                                                                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------------------------------------------------------

Note 17 - Liabilities for Employee Severance Benefits, Net (cont'd)

         D.       Liabilities for severance benefits, which are presented in the balance sheet, and the amount funded in severance pay funds, are as follows:

                                                                Consolidated                            Company
                                                    ------------------------------------  ------------------------------------
                                                                 December 31                          December 31
                                                    ------------------------------------  ------------------------------------
                                                                  2001              2000               2001               2000
                                                    ------------------  ----------------  ------------------  ----------------
                                                                NIS thousands                        NIS thousands
                                                    ------------------------------------  ------------------------------------
         Severance pay and retirement
          grants                                              378,246           392,319              4,205              4,516

         Amount accrued for early
          retirement                                          110,765           256,749                726              1,046

         Amount accrued in respect of
          unutilized sick leave                                 8,611             7,761                  -                  -
                                                    ------------------  ----------------  ------------------  ----------------
                                                              497,622           656,829              4,931              5,562

         Less - amount funded *                               305,968           363,793              2,310              2,209
                                                    ------------------  ----------------  ------------------  ----------------
                                                              191,654           293,036              2,621              3,353
                                                    ==================  ================  ==================  ================

         *        The amounts funded can be withdrawn, subject to the fulfillment of the provisions of the
                  Severance Pay Law.


Note 18 - Contingent Liabilities and Commitments

         A.       Contingent liabilities

         1.       Commissioner of Restrictive Trade Practices

                  During October 1997, proximate to the date of the publication of a newspaper article containing details about alleged violations of the Law for Restrictive Trade Practices, 1988 (hereinafter - "the Law") regarding price-fixing and absence of competition between Tadiran Telecommunications Ltd. (hereinafter: "TTL", this Company was merged, at the beginning of 1999, with ECI Telecom) and Telrad, the Commissioner of Restrictive Trade Practices (hereinafter - "the Commissioner") conducted an investigation at the offices of TTL, Telrad and the Company, during which certain documents were confiscated, certain employees were questioned and additional information was submitted as requested.

                  On December 13, 1998, the Commissioner issued a press release, in which he announced that the Investigations Department of the Restrictive Trade Practices Authority (hereinafter - "the Authority") had concluded the investigation regarding suspicions about restrictive arrangements between Koor, TTL, Telrad, Bezeq and BezeqCall, in the field of the supply of switchboards for the commercial market in the field of N.S.R.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------

Note 18 - Contingent Liabilities and Commitments (cont'd)

         A.       Contingent liabilities (cont'd)

         1.       Commissioner of Restrictive Trade Practices (cont'd)

                         On March 4, 2002, Tadiran Ltd. (whom committed to indemnify ECI on any damage caused from the issues under review by the commissioner) and Telrad Networks Ltd. (wholly-controlled subsidiaries of
                         Koor) received notice from the Authority that it is considering the possibility of bringing each of them to trial for offences against the Law, in the matter of the actions each of them allegedly took, according to the Authority, on various subjects related to the supply of switchboards for the commercial market in the field of N.S.R, in the years 1993 to 1997. The Authority's notice states that the allegations against the Company against Telrad and Tadiran in the field of N.S.R. are still being reviewed by the commissioner.

                         Under the Law, penalties may be imposed against an entity which has violated the Law. There is also the possibility of repercussions at the civil level, if damage should be proven as a result of a violation of the law. The Company is unable to estimate, at this stage, the significance and implications of the Authority's notice, and accordingly, it was not considered appropriate to make any provision in the financial statements in respect of this matter.


         2. Under the merger agreement of March 16, 1999 between ECI and TTL, TTL undertook to indemnify ECI for any damage it incurred as a result of the following:

                  (a) Taxes imposed on TTL and its consolidated companies over and above the provisions included in the financial statements.
                  (b) Violation of the obligations of Tadiran and TTL in the merger agreement concerning agreements with related parties.
                  (c) Any subject connected with the matters being investigated by the Commissioner (see item 1 above).

                  The indemnity items will cover losses in excess of the deductible of between 1.5 million Dollars and 10 million Dollars (contingent upon each section separately) and/or are limited to 81.67% of the loss incurred.

                  Tadiran's indemnity in respect of the matters or facts being investigated by the Commissioner, shall remain valid for a period of seven years from the date of the merger and shall be extendible for an additional period as long as these matters are under investigation by the Commissioner. Aside from this, all the remaining representations made by the Company, were not valid on balance sheet date.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------

Note 18 - Contingent Liabilities and Commitments (cont'd)

         A.       Contingent liabilities (cont'd)

         3.       Environmental issues

                  The activities of M-A Industries Ltd. are exposed to the risk of harming to the environment, since the group manufactures, stores and sells chemicals. M-A Industries invest significant amounts in order to comply with the provisions of the laws and of the environmental regulations, and in the opinion of the management it does comply therewith. M-A Industries' insurance policies provide coverage in the event of a sudden unexpected crisis of environmental pollution in Israel and worldwide, subject to the relevant terms of the policy. As at balance sheet date, M-A Industries do not have insurance coverage for continuous environmental pollution. Such insurance is difficult to obtain, and even where it can be obtained, the company believes that the terms of the insurance, including the sum insured, do not at present justify taking out such insurance.

                  One of M-A Industries' plants is located in Ramat Hovav, along with other chemical plants, since the Government decided that the geological layers in that particular area are completely impermeable to seepage or pollution. The Ministry of the Environment conducted tests, which determined that there is data indicating subterranean pollution in Ramat Hovav. The examiners recommended that steps be taken to prevent the continuation of leakages from active and inactive plants, which are liable to constitute a source of pollution of the water table in the area. At this stage, the company is unable to estimate the costs involved if, in the light of the research that will be carried out, a solution will be found, which it will be decided to implement. Furthermore, Ramat Hovav Local Council is continuing to take rehabilitation steps relating to past incidents.

         4.       Telrad

                  A. In October 1994, a claim was filed by the Engineers Union against Telrad, for an unspecified amount. The claim pertains to the recognition of applicability of the salary tables included in the general collective bargaining agreements, which were signed in 1995 and 1994 between the Engineers Union and the employers in the public service sector, to Telrad engineers.
                         On January 31, 1996, a ruling was handed down by the Tel Aviv District Labor Court, which completely rejected the claims of the Engineers Union. The Engineers Union appealed to the Labor Court, which stated that the Koor agreement is a collective agreement governing the relations between the company, the union and the employees of the company. An appeal was filed in the Supreme Court by Telrad.
                         On January 29, 2002 Telrad's appeal was dismissed, and the next stage is the hearing evidence to the Labor Court of concerning application of the salaries of the public service sector in Telrad.

                         In April 1996, a parallel claim was filed by the Lod Workers' Council and the Workers' Committee concerning the application of salary tables of the public service sector to employees of Telrad.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------

Note 18 - Contingent Liabilities and Commitments (cont'd)

         A.       Contingent liabilities (cont'd)

                  B. In 1999 a claim was filed against Telrad by company employees who are members of the company's workers' committee. They are suing for accounts so that the plaintiffs can examine the calculation of the distribution of earnings to employees. They are also suing for a declaratory judgment which will determine that Telrad is obliged to draw up new accounts for the distribution of earnings. In addition, an application was filed to recognize the plaintiffs as representatives of all Telrad's workers and employees. The court dismissed the application for a class action. A statement of defense has been filed.

                  C. As a condition for the continued availability of bank credit lines, Telrad undertook to preserve certain financial ratios, such as the total shareholders' equity and operating cashflow, starting from September 30, 2001.Telrad also undertook to obtain the consent of the banks before making certain transactions, giving guarantees and realizing assets not in the normal course of business. Failure on Telrad's part to comply with these conditions will entitle the banks to foreclose on the loans, in part or in full.
                         As at balance sheet date Telrad stands in its liability to the banks.

                  D. In November 2001 a claim against Telrad, a consolidated company and the CEO of Telrad was filed by a former employee of the consolidated company. The amount of the claim is NIS 10 million for fee purposes alone. In the opinion of Telrad's management and its legal advisers, the chances are good that claim will be rejected and therefore, no provision is made in the financial statements.

         5.       Tadiran and its investees companies

                  A. Employees of a plant of Tadiran, which closed during 1990, filed actions against the company, alleging that they sustained injuries or that certain work-related illnesses had been caused by exposure to certain substances during their employment.
                         Tadiran has insurance policies which, relying on legal opinion, cover possible damages as a result of these claims, and consequently, no provisions have been made in respect of those claims. Tadiran recorded provisions in respect of possible damages which had been covered by an insurance company currently in the process of liquidation.

                  B.     In October 1999, Bezeq, The Israel
                         Telecommunication Corp. Ltd. (hereinafter -
                         "Bezeq") lodged a claim against Tadiran Ltd. whose main cause is various losses incurred to Bezeq due to delays in the performance of works which were ordered under development and application contracts originally signed between Bezeq and TTL, in the amount of approximately 8.6 million Dollar. Alternatively, Bezeq is suing for the balance of arrearage penalties to which it alleges it is entitled pursuant to those contracts, and which were not paid in full, in the amount of approximately 1.7 million Dollar. In an arbitration judgment given on February 17, 2000, all Bezeq's arguments regarding the company's liability for the Principal Claim were dismissed. The arbitration judgment determines that pursuant to the engagement contracts between the parties, Bezeq is entitled to compensation within the framework of arrearage penalties only. The parties are in intensive negotiations to reach a settlement. In the opinion of management of Tadiran, based on the opinions of its legal counsel, the company will not bear additional substantial expenses over and above the allocations contained in the financial statements.

         6.       M-A Industries and its foreign investees

                  A. A claim was filed against a subsidiary in Brazil, alleging that the subsidiary copied a certain process, which is a protected trade secret that is owned by the claimant. Accordingly, the subsidiary is being sued to indemnify the claimant for unfair competition, in the amount of approximately 14 million Dollar (based on a calculation involving the amount of materials used). In addition, the claimant requested that a fine of 40 Dollar per day be levied against the subsidiary in respect of the unlawful exploitation of trade secrets. Based on the opinion of its legal counsel, the subsidiary's management estimates that the claim has no validity and therefore, no provision has been included in the financial statements in respect thereto.

                  B. A claim was filed against a subsidiary in Brazil and others, in the aggregate amount of approximately 30 million Dollar, by a group that acquired the rights of two banks that had declared bankruptcy. The subsidiary is requested to repay a loan of 1 million Dollar out of the aforementioned amount, which the claimants maintain had been granted directly to the subsidiary. With respect to the balance of the claim, the subsidiary has been sued as the guarantor of debts of agricultural cooperatives, which were its former shareholders. Based on the opinion of its legal counsel, the subsidiary's management estimates that there is a reasonable likelihood that its defense against the claim will be accepted and, therefore, no provision has been included in the financial statements in respect thereto.

                  C. Administrative proceedings, civil actions and other fiscal demands have been filed against a subsidiary of M-A Industries, in an amount of approximately 18 million Dollar. Based on the opinion of its legal counsel, the subsidiary's management estimates that the chances of the consolidated company's success in the proceedings and its defense against the above claims and demands are high. The consolidated company believes that the provisions recorded in its financial statements are adequate to cover any possible damage which may result from these claims.

         7. A number of claims have been filed against certain other companies concerning various matters derive from the normal course of business, including deliberation with tax, customs and VAT authorities, which are in various legal proceedings. The managements of these companies believe based on the opinions of their legal counsels that adequate provisions of those claims have been made in their financial statements, in light of the circumstances.

         8. On fulfillment of the conditions relating to an investment grant - see Note 10A(2).

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

         10. In the matter of the class action that was filed against ECI, see Note 3A(7).

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------

Note 18  - Contingent Liabilities and Commitments (cont'd)

         B.       Commitments

         1. Some companies in the Group have research and development contracts with the Government of Israel. Under these contracts, the companies are required to pay royalties to the Government of Israel if they will generate income from such research (in rates of 2% - 5% of proceeds of sales resulting from the research and development), in amounts not exceeding 100% - 150% of the linked amounts of the grants received by the companies as participation in the research and development projects.

                  Royalties paid to the Government of Israel in respect of the aforementioned research and development contracts, are as follows:

                  In the year ended December 31, 2001 - NIS 25,863 thousand. In the year ended December 31, 2000 - NIS 36,731 thousand. In the year ended December 31, 1999 - NIS 36,465 thousand.


                  Negotiations have been under way between a subsidiary and the Office of the Chief Scientist (hereinafter - "OCS") of the Government of Israel to re-examine the royalties paid to the OCS during a period exceeding 7 years. The financial statements do not include a provision for potential required to pay the royalties, which will result will result from the negotiations.

         2. Certain subsidiaries are required to pay royalties at the rate of 3% per year in respect of the increase in export sales, up to the amount financed by the Fund for the Encouragement of Marketing Abroad. Such amounts are linked to the exchange rate of the Dollar

         3. Commitments for the purchase of fixed assets are as follows: December 31, 2001 - NIS 35 million; December 31, 2000 - NIS 30 million

         4. Certain companies in the Group lease and rent industrial and office premises under long-term contracts. The lease contracts are non-cancelable and in most cases include, renewal options. The expenses of these companies were NIS 45 million in 2001, NIS 32 million in 2000, and NIS 46 million in 1999.

                  Future minimum payments under the non-cancelable operating leases and rent payment, for the years subsequent to balance sheet date, are as follows:

                                                              December 31
                                                          -------------------
                                                                  2001
                                                          -------------------
                                                            (NIS thousands)
                                                          -------------------

                  First year                                          46,329
                  Second year                                         47,681
                  Third year                                          33,676
                  Fourth year                                         25,897
                  Fifth year and thereafter                           47,623
                                                          -------------------
                                                                     201,206
                                                          ===================

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------

Note 18  - Contingent Liabilities and Commitments (cont'd)

         B.       Commitments (cont'd)

         5. Koor Corporate Venture Capital's commitment for additional investments in venture capital funds, as at the balance sheet date, is 52 million dollars.



Note 19 - Convertible Securities of Investee Companies

         Option warrants to employees:

         Certain investors issued options to their employees until 2001 inclusive. Employee entitlement to such options is being determined over a number of years from their date of issue, subject to continued employment. The exercise term of the options varies according to the terms of the different plans.

         The exercise price was, in most cases, identical to the market price of the shares of subsidiary companies on the issuance date of the option warrants.

         In each break-off period Koor evaluates the probability of exercise of Options and therefore creates a provision for loss for situations in which a where there is loss from a decrease in the holding due to Option exercise.


                                                                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------------------------------------------------------

Note 20 - Share Capital and Stock Options

         A.       Share capital is composed as follows:

                                                              December 31, 2001                    December 31, 2000
                                                       ---------------------------------     ---------------------------------
                                                            Authorized        Issued and         Authorized         Issued and
                                                                             outstanding                           outstanding
                                                       ----------------   --------------     ----------------   --------------
         Number of shares:
         Ordinary shares of a par value
          of NIS 0.001 (1) (3) (4)                         84,557,334        16,502,489         84,557,334         16,525,984
                                                       ================   ==============     ================   ==============
         Deferred shares of a par value
          of NIS 0.001  (2) (3) (4)                        15,167,666        14,531,956         15,167,666         14,484,971
                                                       ================   ==============     ================   ==============
         Amount in nominal NIS:
         Ordinary shares of a par value
          of NIS 0.001                                         84,557            16,502             84,557             16,526
                                                       ================   ==============     ================   ==============
         Deferred shares of a par value
          of NIS 0.001                                         15,168            14,532             15,168             14,485
                                                       ================   ==============     ================   ==============

                  (1) These shares are listed on the Tel Aviv Stock Exchange (TASE). On December 31, 2001 the share price on the TASE was NIS 145.90.

                         The ADS, each of which represents 0.2 ordinary shares of a par value of NIS 0.001 (hereinafter - Ordinary Shares), are traded in New York Stock Exchange (NYSE). The ADS price on the NYSE on December 31, 2001 was 6.51 Dollar.

                  (2) The holders of the deferred shares are entitled to recovery of paid up capital upon liquidation in its nominal amount, after payment of the nominal amount to the holders of the Ordinary Shares. The holders of the deferred shares do not have voting rights, and they are not entitled to participate in distribution of a dividend of any kind.

                  (3) The distribution between the registered and paid up ordinary share capital and the registered and paid up deferred share capital varies with each deferment of Ordinary Shares that occurs simultaneously with the exercise of options issued to banks by the Company or with their expiry (see section C below).

                  (4) On the balance sheet date, subsidiaries hold 15,799 Ordinary Shares and 12,950,864 deferred shares. The amount present from the shareholders' equity as at the balance sheet date is NIS 260,757 thousand, adjusted.

                  (5)    A consolidated subsidiary of Koor - Koor Trusts
                         (1995) Ltd. - holds 624,577 Ordinary Shares of Koor which were issued to it as part of the implementation of the 1995 and 1997 options plan of the Company. These shares are held by the subsidiary only for the purpose of granting them to the Company's employees, subject to receipt of the requisite approvals. Until their grant, the subsidiary undertook that it would not have, in respect of those shares, a right to participate or vote in the general meeting of the shareholders of the Company, or a right to receive a dividend in respect of those shares. If the shares are not used as aforesaid within a reasonable time after November 2002, the Company will act to convert them into deferred shares.

         B.       Buy-back of Company shares

                  On December 31, 2001 the Company purchased 154,637 ordinary shares, of the Company, from a subsidiary at the market price. The transaction was handled according to the Securities Regulations (Percentage of Transactions Between a Corporation and its Controlling Shareholders in Financial Statement), 1996.

                  On April 7, 2000 the Board of Directors of Koor resolved to approve a framework of 50 million Dollars for buying back ordinary shares of Koor. In the framework, which has been fully utilized in year 2000, 538,592 ordinary shares were purchased (approximately 3.4% of the ordinary share capital), at a cost of approximately NIS 206 million. This amount is deducted from the shareholders' equity of the Company.
                  The Company holds a total of 693,229 of its shares.

         C.       Options

                  Options issued to Israeli banks:

                  Under an umbrella agreement signed in September 1991 between Koor and the Israeli banks, the Israeli banks were granted options to purchase ordinary shares of Koor. At the time of exercise of an option, ordinary shares held by the Hevrat Ha'ovdim is deferred, so that the total number of ordinary shares does not change.

                  In both 2001 and 2000, the Israeli banks exercised options to purchase 23,490 ordinary shares each year.

                  The exercise period of these options ended on September 27, 2001, and the balance of 23,495 options which were not exercised, expired.

         D.       Stock options to senior employees

         1.       1997 plan:

                  On May 27, 1997, 134,547 stock options were allotted under this plan, and on November 6, 1997 another 54,421 stock options were allotted.

                  On March 22, 2000, the Board of Directors of Koor resolved to amend the plan so that for an employee who resigned and who hold stock options for which the date of entitlement to exercise arrived before his resignation, their exercise period would be until the end of the five years from the date of the inception of the plan (hereinafter - Amendment of the exercise period for employees who resign).

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------

Note 20 - Share Capital and Stock Options (cont'd)

         D.       Stock options to senior employees (cont'd)

         1.       1997 plan: (cont'd)

                  On August 6, 2000, the Board of Directors of Koor resolved that for Company employees who are not interested parties in the Company and who did not resign before the end of 2000, the exercise period of each stock option would be extended to the end of 5 years from the date of its entitlement (hereinafter - "Amendment of extension of the exercise period").

                  On November 15, 2001, the Board of Directors of Koor resolved that for Company employees on the date of the resolution who are not interested parties in the Company, the exercise price of their stock options would be amended to NIS 101.38 per share. For the other stock option holders under this plan, the exercise price would remain as it was (for some of the stock options 90.989 Dollar and for others 98.747 dollar per share). The Board of Directors also resolved that the technical method of exercise would be the "Bonus Component Method" (see below, in sub-section 2).

                              Balance of
                            stock option          Exercise          Exercise
                           not exercised             price              date
                        ----------------  ----------------  ----------------
                                 61,478           $ 90.989           05/2002
                                 23,139           $ 98.747           11/2002
                                  5,039         NIS 101.38           05/2005
                                 31,282         NIS 101.38           11/2005
                        ----------------
                                120,938
                        ----------------

         2.       1998 plan:

                  On August 30, 1998, the extraordinary general meeting of the shareholders of the Company approved a private placement of 400,000 stock options, free of charge, to Company employees. The options are exercisable for up to 400,000 ordinary shares of a par value of NIS 0.001 each (hereinafter - "the Plan"). All the stock option under this Plan were allotted on different dates, and after their expiry following retirement, 361,421 options remained for exercise as at December 31, 2001, of which 105,263 were allotted to the CEO.

                  Under the terms of the Plan, each stock option is theoretically exercisable for one share, subject to adjustments. However, in practice, offerees who exercise the options will not be allotted the full quantity of shares underlying each option, but only shares which reflect the amount of the monetary bonus inherent in their option, computed on the date of exercise. Accordingly, the exercise price of each stock option is intended only for computation of the bonus component (above and hereafter - "the Bonus Component Method").

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------


Note 20 - Share Capital and Stock Options (cont'd)

         D.       Stock options to senior employees (cont'd)

         2.       1998 plan: (cont'd)

                  On March 22, 2000 the Board of Directors approved, with reference to stock option holders, under this Plan, who are not interested parties, Amendment of the exercise period for employees who resign. The Board of Directors also resolved that for these option holders, the exercise price would be adjusted in respect of distribution of a dividend for all the options, even if the date of entitlement to exercise them fell before the entitlement to the dividend.

                  On October 6, 2000, the Board of Directors approved the Amendment of extension of the exercise period for Company employees who are not interested parties in the Company and who did not retire before the end of 2000.

                  On November 15, 2001 the Board of Directors approved the amendment of the exercise price to NIS 101.38 per share for Company employees on the date of the resolution and who are not interested parties in the Company.

                               Balance of
                             stock option          Exercise          Exercise
                            not exercised             price              date
                         ----------------  ----------------  ----------------
                                 105,263           $ 112.50           07/2002
                                  77,161           $ 108.90           07/2003
                                 178,997         NIS 101.38           07/2006
                         ----------------
                                 361,421
                         ----------------

         3.       2000 plan:

                  On August 6, 2000, the Board of Directors of the Company approved the 2000 stock options plan, which was previously approved on June 14, 2000 by the Executive Committee of the Board of Directors. The main points of the plan are these:

                  1. A total framework was approved for the allotment of 400,000 stock options theoretically exercisable for up to 400,000 ordinary shares of the Company, i.e. about 2.5% of the issued share capital of the Company.

                  2. The options will be exercised for shares in a quantity reflecting the amount of the monetary bonus inherent in the options, according to the Bonus Component Method.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------

Note 20 - Share Capital and Stock Options (cont'd)

         D.       Stock options to senior employees (cont'd)

         3.       2000 plan: (cont'd)

                  3. The exercise price of each stock option pursuant to the amendment by the Board of Directors of the Company on November 15, 2001, will be NIS 101.38 per share.

                  4. Since the underlying shares will be allotted only against the monetary bonus, the employees will not be required to pay the exercise price at the date of exercise of the options. This price will serve only for computation of the amount of the monetary bonus.

                  5. The options are designated for Company employees who are not interested parties in the Company and will not become interested parties in the Company as a result of allotment of the stock options.

                  6. The entitlement to exercise the stock options will apply in accordance with a division of the options into three batches, so that at the end of the first year from the determining date (June 14, 2000) or from the date on which the employee started work in the Company (whichever is the later), the entitlement to exercise one third of the quantity allotted will come into being, and the remaining two thirds of the quantity allotted at the end of each year of the two years thereafter. The exercise period of each option that comes into being is 5 years from the date on which the entitlement came into being.

                  7. On October 5, 2000, the total quantity of 400,000 stock options was allotted to a trustee, of which 125,000 options was designated for employees.


                  Movement in options during the year was as follows:

                                                            1997 plan         1998 plan         2000 plan             Total
                                                       --------------    --------------    --------------    --------------

                  Balance as at beginning of
                   year                                      120,938           350,017           125,000           595,955
                  Exercised                                        -            11,404                 -            11,404
                                                       --------------    --------------    --------------    --------------

                  Balance as at end of year                  120,938           361,421           125,000           607,359
                                                       ==============    ==============    ==============    ==============

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------

Note 21 - Financial Instruments and Linkage Terms of Monetary Balances

         A.       General:

         The Company and certain subsidiaries have entered into forward transactions and option contracts, in order to hedge assets and liabilities denominated in foreign currency and in order to reduce the overall exposure of commitments for the purchase of raw materials and the sale of goods, in currencies other than the Dollar. Those subsidiaries neither hold nor issue financial instruments for trading purposes.


         B. Details of the open foreign exchange transactions made to hedge the company's and subsidiaries' assets and liabilities in foreign currency as at December 31, 2001:

                                                                              Forward              Call               Swap
                                                                          Transaction           options       transactions
                                                                      ---------------   ---------------    ---------------
                                                                                        NIS thousands
                                                                      ----------------------------------------------------
         Purchase of Dollars in exchange for:
           NIS                                                                 4,416            11,040            183,259
           European currencies                                                53,438                28                  -
           Brazilian Real                                                    426,144           132,480                  -
                                                                      ---------------   ---------------    ---------------
                                                                             483,998           143,548            183,259
                                                                      ===============   ===============    ===============
         Sale of Dollars in exchange for:
           NIS                                                               115,037            11,614            183,327
           European currencies                                                50,099                 -                  -
                                                                      ---------------   ---------------    ---------------
                                                                             165,136            11,614            183,327
                                                                      ===============   ===============    ===============


         C. The Company and its consolidated companies signed interest swap agreements totaling NIS 397 million.


         D.       The Company signed an agreement for an interest rate swap
                  (IRS) for NIS 331 million, and for a dollar - CPI swap of NIS 183 million.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------


         Note 21 - Financial Instruments and Linkage Terms of Monetary Balances (cont'd)

         E.       Fair value of financial instruments:

         Condensed data of monetary assets and liabilities, whose fair value as at December 31, 2001, based on their market value, is significantly different from those presented in the financial statements, is as follows:

                                                      Carrying            Fair
                                                        amount           value
                                                    ----------      ----------
                                                             NIS millions
                                                    --------------------------

         Investments in affiliates                      1,242            900
         Debentures and convertible debentures            366            376

         The carrying amounts of cash and cash equivalents, short-term investment, trade receivables, other accounts receivable, credits from banks and others, trade payables and other accounts payable and other financial instruments is approximate or similar to at their fair value.


         F.       Credit risk of trade receivables:

                                                                 NIS millions
                                                               ---------------

         Condensed data of credit risk of trade receivables
          as at December 31, 2001:
         Receivables insured by credit card companies                    372
         Receivables insured by foreign trade risk insurance               5
         Receivables - Government authorities and Bezeq                  199
         Other receivables, including checks and credit card
          companies                                                    1,590
                                                               ---------------
         Total, including non-current receivables                      2,166
                                                               ===============

         In Management's opinion, the financial statements include sufficient provisions in respect of doubtful debts.

         The exposure to credit risks relating to trade receivables is limited, due to the relatively large number of customers.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------

Note 21 - Financial Instruments and Linkage Terms of Monetary Balances (cont'd)

         G.       Linkage terms of monetary balances:

         (1)      Consolidated

                                                                       December 31, 2001
                                                -------------------------------------------------------------
                                                     In foreign          Linked        Unlinked          Total
                                                    currency or          to the
                                                 linked thereto             CPI
                                                ---------------   -------------   -------------  -------------
                                                                         NIS thousands
                                                -------------------------------------------------------------

         Assets
         Current assets:
         Cash and cash equivalents                     623,948          16,163         164,893        805,004
         Short-term deposits and
          investments                                  199,241         209,467         194,437        603,145
         Other receivables                           1,736,615          29,224         342,936      2,108,775
         Other accounts receivable                     269,220          37,853          89,044        396,117
         Investments and other
          long-term receivables                        368,949         401,240           1,078        771,267
                                                ---------------   -------------   -------------  -------------
                                                     3,197,973         693,947         792,388      4,684,308
                                                ===============   =============   =============  =============
         Liabilities
         Current liabilities:
         Credits from banks and others
          (not including current maturities
          of long-term liabilities)                    910,366               -         292,852      1,203,218
         Trade payables                              1,013,789           4,226         263,098      1,281,113
         Other accounts payable                        402,088          93,472         494,054        989,614
         Long-term loans and debentures
          (including current maturities)             3,487,748       1,754,863          10,908      5,253,519
                                                ---------------   -------------   -------------  -------------
                                                     5,813,991       1,852,561       1,060,912      8,727,464
                                                ===============   =============   =============  =============

(Chart continued)


                                                                   December 31, 2000
                                            ---------------------------------------------------------------
                                                 In foreign          Linked        Unlinked           Total
                                                currency or          to the
                                             linked thereto             CPI
                                            ---------------   -------------   -------------   -------------
                                                                     NIS thousands
                                            ---------------------------------------------------------------
         Assets
         Current assets:
         Cash and cash equivalents                 815,603               -         167,110         982,713
         Short-term deposits and
          investments                              183,144         270,479         187,329         640,952
         Other receivables                       2,208,413          18,133         471,312       2,697,858
         Other accounts receivable                 175,856          14,142         118,184         308,182
         Investments and other
          long-term receivables                    432,392         416,084           3,607         852,083
                                            ---------------   -------------   -------------   -------------
                                                 3,815,408         718,838         947,542       5,481,788
                                            ===============   =============   =============   =============
         Liabilities
         Current liabilities:
         Credits from banks and others
          (not including current maturities
          of long-term liabilities)              1,329,487               -         537,837       1,867,324
         Trade payables                          1,058,370               -         375,204       1,433,574
         Other accounts payable                    379,716          70,917         628,374       1,079,007
         Long-term loans and debentures
          (including current maturities)         3,346,412         887,234               -       4,233,646
                                            ---------------   -------------   -------------   -------------
                                                 6,113,985         958,151       1,541,415       8,613,551
                                            ===============   =============   =============   =============

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------

Note 21 - Financial Instruments and Linkage Terms of Monetary Balances (cont'd)


         G.       Linkage terms of monetary balances (cont'd):

         (2)      Company

                                                                       December 31, 2001
                                                -------------------------------------------------------------
                                                     In foreign          Linked        Unlinked          Total
                                                    currency or          to the
                                                 linked thereto             CPI
                                                ---------------   -------------   -------------  -------------
                                                                         NIS thousands
                                                -------------------------------------------------------------
         Assets
         Current assets:
         Cash and cash equivalents                       4,283               -          54,438         58,721
         Short-term deposits and
          investments                                  150,744         202,949         123,258        476,951
         Other receivables                               1,736               -          13,149         14,885
         Short term loans to investees
          companies                                          -          35,120               -         35,120
         Other investments and receivables             161,586         372,717              99        534,402
         Investments and other long-term
          receivables:
         Investees companies (including
          current maturities of loans)                   5,653         147,900       1,340,293      1,493,846
                                                ---------------   -------------   -------------  -------------
                                                       324,002         758,686       1,531,237      2,613,925
                                                ===============   =============   =============  =============
         Liabilities
         Current liabilities:
         Credits from banks and others
          (not including current maturities
          of long-term liabilities)                    287,151               -          35,309        322,460
         Trade payables                                     32               -             147            179
         Other accounts payable                         12,774          13,919          35,497         62,190
         Long-term liabilities (including
          current maturities of loans)               1,112,894       1,697,159               -      2,810,053
                                                ---------------   -------------   -------------  -------------
                                                     1,412,851       1,711,078          70,953      3,194,882
                                                ===============   =============   =============  =============


(Chart continued)


                                                                       December 31, 2000
                                                ---------------------------------------------------------------
                                                     In foreign          Linked        Unlinked           Total
                                                    currency or          to the
                                                 linked thereto             CPI
                                                ---------------   -------------   -------------   -------------
                                                                         NIS thousands
                                                ---------------------------------------------------------------
         Assets
         Current assets:
         Cash and cash equivalents                       1,247               -          21,800          23,047
         Short-term deposits and
          investments                                  117,361         260,096          95,529         472,986
         Other receivables                                 117               -          22,015          22,132
         Short term loans to investees
          companies                                          -          46,446               -          46,446
         Other investments and receivables             141,871         383,167               -         525,038
         Investments and other long-term
          receivables:
         Investees companies (including
          current maturities of loans)                     123         149,046         968,802       1,117,971
                                                ---------------   -------------   -------------   -------------
                                                       260,719         838,755       1,108,146       2,207,620
                                                ===============   =============   =============   =============
         Liabilities
         Current liabilities:
         Credits from banks and others
          (not including current maturities
          of long-term liabilities)                    103,041               -         185,673         288,714
         Trade payables                                     75               -             218             293
         Other accounts payable                         27,964           4,244          63,890          96,098
         Long-term liabilities (including
          current maturities of loans)               1,565,512         849,796               -       2,415,308
                                                ---------------   -------------   -------------   -------------
                                                     1,696,592         854,040         249,781       2,800,413
                                                ===============   =============   =============   =============

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------

Note 22 - Liens and Guarantees


         A. In order to secure some liabilities, certain subsidiaries have mortgaged their real estate and have placed fixed charges on plant, equipment and bank deposits, as well as floating charges on all of their assets. They also pledged a portion of their shares in investee companies.

                  Regarding the pledge in respect to an investment grant - see Note 10A(2).


         B.       The balances of secured liabilities are as follows:

                                                                                                      Consolidated
                                                                                           -----------------------------------
                                                                                                      December 31
                                                                                           -----------------------------------
                                                                                                       2001               2000
                                                                                           ----------------   ----------------
                                                                                                     NIS thousands
                                                                                           -----------------------------------


                  Credit from banks                                                                541,564           750,209
                  Loans from banks and others and debentures (including
                   current maturities), see Note 15, and also C, D and H below                   1,300,309         1,102,558
                                                                                           ----------------   ----------------
                                                                                                 1,841,873         1,852,767
                                                                                           ================   ================


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

         E. The convertible debentures, which were issued by M-A Industries, are guaranteed by first level fixed symbolic lien with a deposit to the amount of NIS 1 for the Trustee of the convertible debenture holders (see Note
                  15B)

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------

Note 22 - Liens and Guarantees (cont'd)

         F. Guarantees to banks and others for loans and for assuring credit lines and other guarantees in favor of:


                                                                Consolidated                            Company
                                                       ---------------------------------     ---------------------------------
                                                                 December 31                          December 31
                                                       ---------------------------------     ---------------------------------
                                                                  2001              2000               2001               2000
                                                       ---------------   ---------------     ---------------   ---------------
                                                                NIS thousands                        NIS thousands
                                                       ---------------------------------     ---------------------------------

                  Subsidiaries                                      -                 -            386,317            136,081
                  Affiliates                                    6,449             6,830              5,897              4,098
                  Others                                       44,709            30,780             23,206             13,723
                                                       ---------------   ---------------     ---------------   ---------------
                                                               51,158            37,610            415,420            153,902
                                                       ===============   ===============     ===============   ===============


         1) In certain cases when advances from customers are received, a subsidiary provides its customers with bank guarantees to secure the advances. Guarantees in excess of the amount of advance payments stated as liabilities in the balance sheet, amounted to NIS 361,812 thousand, and NIS 363,552 thousand, as at the years ending December 31, 2001 and 2000, respectively.

         2) In connection with the Bezeq agreement to transfer ownership of public switching, Bezeq received from Koor a guarantee in the amount of NIS 104 million. See also Note 18A(5).

         3) A consolidated company signed a guarantee for a major customer to pay any amounts up to 40 million Dollars in relation to an indemnification, that the consolidated company signed for the same customer, on account of breaches of contracts to Bezeq. The guarantee is at least till 2015.

         4) A consolidated company is a guarantor to financial institutions for credit that its customers received in relation to commercial sales of the consolidated company to those customers. The balance of guarantees, as at the balance sheet date, was approximately 58 million Dollars.

         5) Tadiran Com. was sold to the purchasing company in a transaction of representations. According to the terms of the transaction, if it transpires that the condition of Tadiran Com. is essential different from the representation made, the buyer will be entitled to a compensation from Tadiran. Koor is a guarantor to the commitments of Tadiran.

         6) There are also guarantees, in an unlimited amount, to ensure due performance of work and customer agreements, product warranty, advance payments received and guarantees on behalf of liabilities to customs and excise authorities.


                                                                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------------------------------------------------------


Note 23 - Data concerning Items in Statements of Operations

         A.       Revenues from sales and services - net (1) (3) (4):

         1.       Consolidated
                                                                                        Year ended December 31
                                                                         -------------------------------------------------------
                                                                                    2001               2000               1999
                                                                         ---------------    ---------------      ---------------
                                                                                              NIS thousands
                                                                         -------------------------------------------------------
         Local:
         Industrial operations (2)                                              875,089          1,202,251         2,101,952
         Trading operations                                                     522,132            661,064         1,002,780

         Abroad:
         Industrial operations - export and
          international operations                                            5,118,238          5,491,602         5,657,540
         Trading operations                                                     627,445            580,971           602,101
                                                                         ---------------    ---------------      ---------------
                                                                              7,142,904          7,935,888         9,364,373
                                                                         ===============    ===============      ===============
         (1)      Not including agency sales                                    342,391            320,197           434,076
                                                                         ===============    ===============      ===============
         (2)      Including sales to major customer (a)                               -                  -           275,404
                                                                         ===============    ===============      ===============
                  Including sales to major customer (b)                         639,915          1,191,795           848,028
                                                                         ===============    ===============      ===============
         (3)      Including sales under long-term credit
                   arrangements (see also Note 2Q)                                  724                255               517
                                                                         ===============    ===============      ===============
         (4)      Revenues and expenses relating
                   to work performed under long-term
                   contracts:
                  Revenues                                                    1,044,234            856,646           842,366
                  Costs                                                        (858,334)          (673,234)         (626,267)
                  Decrease in provision for losses                                    -                  -             1,166
                                                                         ---------------    ---------------      ---------------
                                                                                185,900            183,412           217,265
                                                                         ===============    ===============      ===============
         2.       Company


                  Income from management fees :
                  From subsidiaries                                              32,694             40,128            39,405
                  From proportionately consolidated
                   investees                                                          -                  -               841
                  From affiliated companies                                           -                  -               767
                  From companies whose activity was
                   discontinued                                                       -                  -            25,028
                                                                         ---------------    ---------------      ---------------
                                                                                 32,694             40,128            66,041
                                                                         ===============    ===============      ===============


                                                                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------------------------------------------------------

Note 23 - Data to Items in Statements of Operations (cont'd)


         B.       Cost of sales and services - consolidated:
                                                                                        Year ended December 31
                                                                         -------------------------------------------------------
                                                                                    2001               2000               1999
                                                                         ---------------    ---------------      ---------------
                                                                                              NIS thousands
                                                                         -------------------------------------------------------
         Industrial operations:

         Materials                                                            2,824,672          2,809,620         3,021,287
         Labor                                                                  926,767            962,125         1,362,553
         Subcontracted work                                                      47,001             69,533            86,410
         Depreciation and amortization                                          183,564            168,096           280,009
         Research and development expenses, net (*)                             266,703            364,889           433,762
         Other manufacturing expenses                                           430,985            486,426           381,715
                                                                         ---------------    ---------------      ---------------
                                                                              4,679,692          4,860,689         5,565,736

         Less - expenses charged to cost of fixed assets                          9,547             10,869            12,838
                                                                         ---------------    ---------------      ---------------
                                                                              4,670,145          4,849,820         5,552,898

         Decrease in inventory of goods and
          work in process                                                        22,135             55,123           219,506
                                                                              4,692,280          4,904,943         5,722,404

         Decrease (increase) in inventory of finished goods                     (26,577)            45,994           158,643
                                                                         ---------------    ---------------      ---------------
                                                                              4,665,703          4,950,937         5,931,047
                                                                         ---------------    ---------------      ---------------
         Trading operations:
         Merchandise                                                            493,635            452,963           770,111
         Labor                                                                   97,127            119,127           145,901
         Depreciation                                                            32,150             48,435            42,646
         Others                                                                 229,465            359,619           132,960
                                                                         ---------------    ---------------      ---------------
                                                                                852,377            980,144         1,091,618
                                                                         ---------------    ---------------      ---------------
                                                                              5,518,080          5,931,081         7,022,665
                                                                         ===============    ===============      ===============
         (*)      Net of grants and participations, net                          11,870              6,969            15,866
                                                                         ===============    ===============      ===============

         C.       Selling and marketing expenses - consolidated:

                                                                                        Year ended December 31
                                                                         -------------------------------------------------------
                                                                                    2001               2000               1999
                                                                         ---------------    ---------------      ---------------
                                                                                              NIS thousands
                                                                         -------------------------------------------------------
         Salaries                                                               244,073            254,835           328,275
         Commissions                                                            104,507            104,143           141,236
         Advertising expenses                                                    43,134             44,860            62,371
         Depreciation and amortization                                           62,729             51,075            43,331
         Other                                                                  325,654            328,555           386,124
                                                                         ---------------    ---------------      ---------------
                                                                                780,097            783,468           961,337
                                                                         ===============    ===============      ===============

                                                                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------------------------------------------------------

Note 23 - Data to Items in Statements of Operations (cont'd)


         D.       General and administrative expenses:

                                                 Consolidated                                    Company
                                  -------------------------------------------  -------------------------------------------
                                            Year ended December 31                       Year ended December 31
                                  -------------------------------------------  -------------------------------------------
                                          2001           2000            1999           2001           2000           1999
                                  ------------   ------------    ------------   ------------   ------------   ------------
                                                NIS thousands                                 NIS thousands
                                  -------------------------------------------  -------------------------------------------
         Salaries                     225,099        274,125         346,713         16,542         33,364         26,775
         Bad and doubtful
          debts                        28,695         25,826          25,086              -              -              -
         Depreciation and
          amortization                 27,751         24,102          28,582          1,674          1,673          1,254
         Other                        220,139        214,424         263,114         22,042         27,433         39,075
                                  ------------   ------------    ------------   ------------   ------------   ------------
                                      501,684        538,477         663,495         40,258         62,470         67,104
                                  ============   ============    ============   ============   ============   ============
         E.       Financing expenses (income), net:


                                                 Consolidated                                    Company
                                  -------------------------------------------  -------------------------------------------
                                            Year ended December 31                       Year ended December 31
                                  -------------------------------------------  -------------------------------------------
                                          2001           2000            1999           2001           2000           1999
                                  ------------   ------------    ------------   ------------   ------------   ------------
                                                NIS thousands                                 NIS thousands
                                  -------------------------------------------  -------------------------------------------

         In respect of
          convertible
          debentures                   6,293           3,450          6,897          5,366          3,451          6,165
         In respect of
          debentures                   2,202           3,892          4,589              -              -              -
         In respect of
          long-term loans            349,176         183,711        211,798        229,215         88,685        127,970
         In respect of
          short-term loans
          and credit                 205,300         109,948        150,467         41,456          9,399         27,064
         Amortization of
          capital raising
          expenses                       707           1,574          1,602            548          1,037          1,213
         Losses (gains)
          from marketable
          securities, net            (50,142)         36,304        (68,663)       (43,131)        51,645        (27,614)
         Interest
          capitalized to
          fixed assets and
          work in process            (14,525)         (3,397)      * 33,293              -              -         28,656
         Revenue from
          investees, net                   -               -              -         (5,069)          (600)        (3,445)
         Revenue from
          deposits and
          others, net                (85,145)        (26,306)       (18,500)       (38,459)        (9,716)         2,732
                                  ------------   ------------    ------------   ------------   ------------   ------------
                                     413,866         309,176        321,483        189,926        143,901        162,741
                                  ============   ============    ============   ============   ============   ============

         *        Including financing expenses (income) recorded in the category "cumulative foreign currency adjustments".


                                                                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------------------------------------------------------

Note 23 - Data to Items in Statements of Operations (cont'd)

         F.       Other income (expenses), net

         1.       Consolidated
                                                                                        Year ended December 31
                                                                          ----------------------------------------------------
                                                                                    2001               2000               1999
                                                                          --------------     --------------     --------------
                                                                                            NIS thousands
                                                                          ----------------------------------------------------
         Sale of investments and activities in investees
          (including changes in rates of holding)                               (56,850)           540,248           642,448
         Expenses relating to the termination,
          sale of activities and
          sale and write down of assets, net                                   (384,801)           (61,184)         (214,770)
         Supplemental severance pay and pensions                                (79,170)          (280,757)         (203,510)
         Management services and participation in
          selling general and administrative expenses:
         Proportionately consolidated                                                 -                869            25,566
          Companies affiliates                                                    2,192              1,986             2,804
         Rent from buildings and equipment
          (net of related depreciation) (*)                                         391                 20             3,382
         Joint ventures, net                                                      1,435               (542)           (2,608)
         Compensation for damages                                                   881              3,164               430
         Amortization of goodwill                                               (79,978)           (51,153)          (52,980)
         Miscellaneous, net                                                         (20)             8,169            23,503
                                                                          --------------     --------------     --------------
                                                                               (595,920)           160,820           224,265
                                                                          ==============     ==============     ==============
         (*)      Including depreciation                                              -                  -               756
                                                                          ==============     ==============     ==============


         2.       Company

                                                                                        Year ended December 31
                                                                          ----------------------------------------------------
                                                                                    2001               2000               1999
                                                                          --------------     --------------     --------------
                                                                                            NIS thousands
                                                                          ----------------------------------------------------

         Profit (loss) from sale of investments in
          investee companies                                                    (51,148)             7,660            43,408
         Joint venture                                                                -                  -               619
         Changes in value of long-term assets                                         -                  -           (47,686)
         Capital gain (loss) from sale of fixed assets                                2                  9            (1,684)
         Miscellaneous, net                                                       1,743              2,099             6,030
                                                                          --------------     --------------     --------------
                                                                                (49,673)             9,768               687
                                                                          ==============     ==============     ==============





                                                                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------------------------------------------------------

Note 23 - Data to Items in Statements of Operations (cont'd)


         G.       Equity of the Koor Group in the operating results of affiliates, net

         1.       Consolidated

                                                                                        Year ended December 31
                                                                          ----------------------------------------------------
                                                                                    2001               2000               1999
                                                                          --------------     --------------     --------------
                                                                                            NIS thousands
                                                                          ----------------------------------------------------
         Affiliates companies, net (1)                                         (653,458)          (109,004)          287,660
         Amortization of goodwill (2)                                        (1,159,707)          (164,815)         (164,058)
                                                                          --------------     --------------     --------------
                                                                             (1,813,165)          (273,819)          123,602
                                                                          ==============     ==============     ==============
         Dividend received                                                            -             25,591            50,444
                                                                          ==============     ==============     ==============
         (1)  Including gain (loss) from a discontinued operation
                in an affiliate                                                   1,759                  -           (87,998)
                                                                          ==============     ==============     ==============
         (2)  Including write-off of goodwill in an affiliate                 1,067,050                  -                 -
                                                                          ==============     ==============     ==============


         2.       Company

                                                                                        Year ended December 31
                                                                          ----------------------------------------------------
                                                                                    2001               2000               1999
                                                                          --------------     --------------     --------------
                                                                                            NIS thousands
                                                                          ----------------------------------------------------

         Equity of Koor in operating results for the year (1)                (1,099,279)           356,765           775,553
         Amortization of goodwill (2)                                        (1,162,620)          (146,005)         (125,744)
                                                                          --------------     --------------     --------------
                                                                             (2,261,899)           210,760           649,809
                                                                          ==============     ==============     ==============
         Dividend received                                                      821,826            356,821         1,201,643
                                                                          ==============     ==============     ==============
         (1) Including gain (loss) from a discontinued operation
               in an affiliate                                                    1,759                  -           (87,998)
                                                                          ==============     ==============     ==============
         (2) Including write-off of goodwill in an affiliate                  1,067,050             26,240                 -
                                                                          ==============     ==============     ==============


                                                                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------------------------------------------------------

Note 23 - Data to Items in Statements of Operations (cont'd)


         H.       Results of discontinued operations

                                                                                        Year ended December 31
                                                                          ----------------------------------------------------
                                                                                    2001               2000               1999
                                                                          --------------     --------------     --------------
                                                                                            NIS thousands
                                                                          ----------------------------------------------------
         Pre-tax loss on income                                                 (28,704)           (75,833)          (31,392)
         Effect of tax                                                                -               (411)          (16,635)
         Minority share                                                             683             35,705            10,668
                                                                          --------------     --------------     --------------
                                                                                (28,021)           (40,539)          (37,359)
         Capital gain from sale of discontinued operation
         Capital gain                                                                 -            388,538             6,672
         Effect of tax                                                                -           (130,817)           (2,064)
                                                                          --------------     --------------     --------------
                                                                                      -            257,721             4,608
                                                                          --------------     --------------     --------------
                                                                                (28,021)           217,182           (32,751)
                                                                          ==============     ==============     ==============


         In 2001,  the  construction  and  infrastructures  segment  included  USM,  and in 2000 it included
         Middle East Tubes Ltd. and Mashav  Enterprise and  Development  Ltd.,  which were sold during 2000.
         In 1999,  the segment also included  Merhav  Building  Materials  and Ceramics Ltd.  which was sold during 1999.

                                                                  F-93


                                                                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------------------------------------------------------

Note 23 - Supplementary Data to Items in Statements of Operations (cont'd)

         I.       Income (expenses) from investee companies and their participation in expenses

                                                                                  Year ended December 31
                                             2001                                         2000
                             ---------------------------------------   ---------------------------------------------------------
                                                         Companies                     Consolidated                  Companies
                                                           whose                       companies by                    whose
                             Consolidated   Affiliated  activity was   Consolidated    proportional    Affiliated   activity was
                              companies     companies   discontinued     companies     consolidation    companies   discontinued
                             ------------  -----------  ------------   ------------    -------------   ----------   -------------
                                            NIS thousands                            NIS thousands
                             ---------------------------------------   ---------------------------------------------------------

         Income:

         Management
          services              32,694              -             -       40,128                 -            -               -
                             ============  ===========  ============   ============    =============   ==========   =============
         Administrative
          expenses -
         Salary and other
          administrative
          expenses               7,648              -             -        4,532                 -            -               -
                             ============  ===========  ============   ============    =============   ==========   =============
         Financing income
          (expenses),net         5,685              6          (622)         585              (200)           3             212
                             ============  ===========  ============   ============    =============   ==========   =============


(Chart continued)


                                                      1999
                           ---------------------------------------------------------------
                                           Consolidated                       Companies
                                           companies by                         whose
                           Consolidated    proportional         Affiliated   activity was
                             companies    consolidation         companies    discontinued
                           -------------  --------------        ----------   -------------
                                                 NIS thousands
                           ---------------------------------------------------------------

         Income:

         Management
          services             39,405            841                  767           25,028
                           =============  =============         ==========   =============
         Administrative
          expenses -
         Salary and other
          administrative
          expenses                 -               -                   -                 -
                           =============  =============         ==========   =============
         Financing income
          (expenses),net       4,028               8              (1,047)              456
                           =============  =============         ==========   =============

                                    F-94

                              Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------



Note 24 - Business Segments

         A.       The Koor Group operates in the following business segments:

                  Telecommunications
                  Defense electronics
                  Agro-chemicals and other chemicals
                  Venture capital investments
                  The "others" segment includes mainly tourism and trade.

                  In 2001 the construction and infrastructures segment discontinued operations due to the discontinuation of activity of USM (which was consolidated in the construction and infrastructures segment (see Note 3G)), and in 2000 the segment of construction and infrastructure included the companies - Middle East Tubes Co. Ltd. and Mashav Enterprise and Development Ltd., which were sold during 2000. In 1999, the segment included Merhav Building Materials and Ceramics Ltd., which were sold during 1999. The comparable numbers were reclassified.

         B. Segment sales include products sold and services rendered to unrelated customers, which are not part of the group. Inter-industry segment sales are immaterial and are based primarily on prices determined in the ordinary course of business. Accordingly, these sales are not presented separately.

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

         C. See Notes 23H and 24H for details of the discontinuation of activities.

         D.       Data regarding business segments of the Koor Group:*


                                                                   Year ended December 31
                                   ----------------------------------------------------------------------------------
                                               2001                        2000                     1999
                                   ----------------------------------------------------------------------------------
                                   NIS thousands       %       NIS thousands          %     NIS thousands        %
                                   ----------------------------------------------------------------------------------
         Revenues from
          sales and services:

         Segments:

         Telecommunications         1,165,118          16.31     2,232,244          28.13     2,230,766        23.82
         Defense electronics        1,351,769          18.93     1,162,962          14.65     1,352,525        14.44
         Agro-chemicals
          and other chemicals       3,925,228          54.95     3,509,155          44.22     3,590,927        38.35
         Venture capital
          investment                   83,121           1.16        81,248           1.02             -            -
         Others                       617,668           8.65       950,279          11.98     2,190,155        23.39
                                    ---------         ------     ---------          -----     ---------        -----
         Total segments             7,142,904         100.00     7,935,888          100.0     9,364,373       100.00
                                    =========         ======     =========          =====     =========       ======


         *    Restated

                              Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------


Note 24 - Business Segments (cont'd)


         D.       Data regarding business segments of the Koor Group:* (cont'd)

                                                                   Year ended December 31
                                   ----------------------------------------------------------------------------------
                                               2001                        2000                     1999
                                   ----------------------------------------------------------------------------------
                                   NIS thousands       %       NIS thousands          %     NIS thousands        %
                                   ----------------------------------------------------------------------------------

         Pre-tax earnings
          (losses):
         Operating
          earnings (loss)
          according to
          segments:

         Segments:
         Telecommunication          (203,606)         (55.73)        253,128         32.64      264,343         31.52
         Defense
          electronics                 53,773           14.72          54,230          6.99       70,035          8.35
         Agro-chemicals
          and other
          chemicals                  561,840          153.79         447,584         57.72      396,018         47.23
         Venture capital
          investments                 (7,937)          (2.17)         (5,990)        (0.77)           -             -
         Others                      (38,751)         (10.61)         26,463          3.42      108,131         12.90
                                     -------          ------          ------          ----      -------         -----

         Total segments              365,319          100.00         775,415         100.0      838,527        100.00
                                                      ======                         =====                     ======
         Joint general
          expenses                   (22,276)                        (92,553)                  (121,651)
                                     -------                         -------                   --------
         Total operating
          earnings                   343,043                         682,862                    716,876
         Financing
          expenses, net             (413,866)                       (309,176)                  (321,483)
         Other income
          (expenses), net           (595,920)                        160,820                    224,265
                                    --------                         -------                    -------

         Pre-tax
          earnings (losses)         (666,743)                        534,506                    619,658
                                    ========                         =======                    =======


         The Koor Group's equity in the excess of earnings over losses (the excess of losses over earnings) of affiliates, net, is as follows:

                                                                   Year ended December 31
                                   ----------------------------------------------------------------------------------
                                               2001                        2000                     1999
                                   ----------------------------------------------------------------------------------
                                   NIS thousands       %         NIS thousands        %     NIS thousands        %
                                   ----------------------------------------------------------------------------------

         Telecommunications        (1,803,686)       99.48        (242,859)         88.69      138,953        112.42
         Defense
          electronics                  (1,046)        0.06         (20,961)          7.66       (8,131)        (6.58)
         Agor-chemicals
          and other
          chemicals                         -             -              -              -            -             -
         Venture capital
          Investments                     (79)        0.00               -              -            -             -
         Others                        (8,354)        0.46          (9,999)          3.65       (7,220)        (5.84)
                                   ----------       ------        --------         ------      -------        ------

                                   (1,813,165)      100.00        (273,819)        100.00      123,602        100.00
                                   ==========       ======        ========         ======      =======        ======

         *     Restated

                              Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------

Note 24 - Business Segments (cont'd)

         D.       Data regarding business segments of the Koor Group:* (cont'd)


                                                                               December 31
                                                          -----------------------------------------------------
                                                                      2001                        2000
                                                          -----------------------------------------------------
                                                          NIS thousands       %         NIS thousands        %
                                                          -----------------------------------------------------

         Identifiable assets:

         Segments:
         Telecommunications                                 1,175,423         11.31       1,858,859      17.70
         Defense electronics                                1,111,473         10.70       1,164,430      11.09
         Agro-chemicals and other chemicals                 6,225,357         59.90       5,587,993      53.20
         Venture capital investments                          315,841          3.04         399,204       3.80
         Others                                             1,564,021         15.05       1,493,018      14.21
                                                            ---------         -----       ---------      -----

         Total segments                                    10,392,115        100.00      10,503,504     100.00
                                                                             ======                     ======

         Discontinued activity                                      -                       382,875
         Corporate assets                                   1,140,405                     1,100,593
         Affiliates**                                       1,350,425                     3,043,262
                                                            ---------                     ---------
                                                           12,882,945                    15,030,234
                                                           ==========                    ==========



                                                                               December 31
                                                          -----------------------------------------------------
                                                                      2001                        2000
                                                          -----------------------------------------------------
                                                          NIS thousands       %         NIS thousands        %
                                                          -----------------------------------------------------

         Identifiable liabilities

         Segments:
         Telecommunications                                   372,692         14.47          617,026       22.65
         Defense electronics                                  671,914         26.08          665,149       24.42
         Agro-chemicals and other chemicals                 1,274,472         49.47        1,158,459       42.53
         Venture capital investments                           11,635          0.45           34,202        1.26
         Others                                               245,460          9.53          249,022        9.14
                                                            ---------        ------        ---------      ------

         Total segments                                     2,576,173        100.00        2,723,858      100.00
                                                                             ======                       ======

         Discontinued activity                                      -                         80,693
         Corporate liabilities                                 63,172                        129,535
                                                            ---------                      ---------

                                                            2,639,345                      2,934,086
                                                            =========                      =========

         *        Restated
         ** Including an investment in ECI as at December 31, 2001, and 2000 in the amount of NIS 1,094 million and NIS 2,797 million respectively, which operates in the telecommunications segment.

                              Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------


Note 24 - Business Segments (cont'd)

         D.       Data regarding business segments of the Koor Group:* (cont'd)


                                                                   Year ended December 31
                                   ----------------------------------------------------------------------------------
                                               2001                        2000                     1999
                                   ----------------------------------------------------------------------------------
                                   NIS thousands       %         NIS thousands        %     NIS thousands        %
                                   ----------------------------------------------------------------------------------

         Capital
          investments:
         Segments:
         Telecommunications           57,122           10.22         101,429        16.74      67,998         11.37
         Defense
          electronics                 50,903            9.13          31,391         5.18      43,494          7.27
         Agro-chemicals
          and other
          chemicals                  412,747           73.90         322,956        53.32     281,464         47.04
         Venture capital
          investments                  2,802            0.50           1,714         0.28           -             -
         Others                       34,919            6.25         148,257        24.48     205,365         34.32
                                      ------            ----         -------        -----     -------         -----
         Total segments              558,493          100.00         605,747       100.00     598,321        100.00
                                                      ======                       ======                    ======

         Discontinued
          activity                       186                           2,286                  117,667
         Corporate assets                370                             772                   14,250
                                     -------                         -------                  -------
                                     559,049                         608,805                  730,238
                                     =======                         =======                  =======


                                                                   Year ended December 31
                                   ----------------------------------------------------------------------------------
                                               2001                        2000                     1999
                                   ----------------------------------------------------------------------------------
                                   NIS thousands       %         NIS thousands        %     NIS thousands        %
                                   ----------------------------------------------------------------------------------

         Depreciation and
          amortization:
         Segments:
         Telecommunications           59,861           15.55         69,510          20.37        86,292         19.12
         Defense electronics          48,540           12.61         35,011          10.26        56,668         12.55
         Agro-chemicals
          and other
          chemicals                  228,460           59.34        177,255          51.93       190,349         42.16
         Venture capital
          investments                  1,779            0.46          1,985           0.58             -             -
         Others                       46,356           12.04         57,560          16.86       118,134         26.17
                                      ------           -----         ------          -----       -------         -----
         Total segments              384,996          100.00        341,321         100.00       451,443        100.00
                                                      ======                        ======                      =======

         Discontinued
          activity                    11,703                         34,510                      123,906
         Corporate assets              2,626                          3,114                        2,770
                                     -------                        -------                      -------
                                     399,325                        378,945                      578,119
                                     =======                        =======                      =======

         *  Restated

                              Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------

Note 24 - Business Segments (cont'd)

         E. Industrial operations - export sales and foreign industrial operations by geographical destination:


                                                                  Year ended December 31
                                                       -------------------------------------------------
                                                             2001               2000             1999
                                                       -------------------------------------------------
                                                                      NIS thousands
                                                       -------------------------------------------------

         North America                                  1,163,464          1,698,885         1,622,160
         Europe                                         1,581,119          1,630,778         1,730,017
         South America                                  1,380,199          1,362,891         1,453,313
         Asia and Australia                               864,339            667,563           721,094
         Africa                                           129,117            131,485           130,956
                                                        ---------          ---------         ---------

                                                        5,118,238          5,491,602         5,657,540
                                                        =========          =========         =========


         F.       Assets by geographic location of manufacturing operation


                                                                                   December 31
                                                                        --------------------------------
                                                                                 2001              2000
                                                                        --------------------------------
                                                                        NIS thousands     NIS thousands
                                                                        --------------------------------

         Israel                                                           10,965,266        12,794,663
         Brazil                                                            1,734,596         1,682,794
         United States                                                       183,083           169,902
         Discontinued activities - Israel                                          -           382,875
                                                                          ----------        ----------

                                                                          12,882,945        15,030,234
                                                                          ==========        ==========


         G.       Capital investments in assets by geographic location


                                                                                     December 31
                                                                         ---------------------------------
                                                                                  2001              2000
                                                                         ---------------------------------
                                                                         NIS thousands     NIS thousands
                                                                         ---------------------------------

         Israel                                                             527,297           564,862
         Brazil                                                              29,808            36,481
         United States                                                        1,758             5,176
         Discontinued activities -Israel                                        186             2,286
                                                                            -------           -------

                                                                            559,049           608,805
                                                                            =======           =======

                              Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------

Note 24 - Business Segments (cont'd)

         H.       Discontinued activity

         In Koor's financial statements the companies Phoenicia and Yonah constituted part of the food segment included in the financial statements as at December 31, 1999, in the "Others" framework in the Note relating to segments. After conclusion of the sale of the companies, operations in Koor's food segment were terminated.


                                                                                 Year ended
                                                                                December 31
                                                                                       1999
                                                                              -------------
                                                                              NIS thousands
                                                                              -------------

                  Revenues from sales and implementation of works                   97,365
                                                                                 =========

                  Loss from operating earnings                                         435
                                                                                 =========
                  Loss - Koor's share                                                4,136
                                                                                 =========
                  Total assets



         I.       Additional information on business segments of the Company:

                  The Company operates through subsidiaries, proportionately consolidated companies and affiliates in various sectors of the economy.

                  Data according to business segments is as follows:

                  Equity of the Company in the excess of earnings over losses (the excess of losses over earnings), of investee, net*:


                                                                                           Year ended December 31
                                                                             ------------------------------------------------
                                                                                    2001               2000             1999
                                                                             ------------------------------------------------
                                                                                            NIS thousands
                                                                             ------------------------------------------------

                  Telecommunications                                         (2,016,387)            71,602           263,114
                  Defense Electronics                                           (21,669)           (42,808)           23,972
                  Agro-chemicals and other chemicals                             79,587             99,418            (1,299)
                  Venture capital investments                                  (188,323)           (20,895)                -
                  Others                                                       (115,107)           103,443           328,952
                                                                             (2,261,899)           210,760           614,739
                                                                             ----------            -------           -------
                  Provision for taxes                                                 -                  -            35,070
                  Discontinued activity                                         (28,021)           217,182           (32,751)
                                                                             ----------            -------           -------
                                                                             (2,289,920)           427,942           617,058
                                                                             ==========            =======           =======
                  *  Restated

                              Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------


Note 24 - Business Segments (cont'd)

         I.       Additional information on business segments of the
                  Company: (cont'd)

                  Investment of the Company in shares, loans (include current maturities) and capital notes of investee companies, net:


                                                                                        December 31
                                                                            ------------------------------
                                                                                  2001               2000
                                                                            ------------------------------
                                                                                      NIS thousands
                                                                            ------------------------------

                  Telecommunications                                        1,832,942         3,722,397
                  Defense Electronics                                         332,151           331,595
                  Agro-chemicals and other chemicals                        1,382,521         1,355,978
                  Venture capital investments                                 314,954           358,925
                  Others                                                      650,776           325,378
                                                                            ---------         ---------

                                                                            4,513,344         6,094,273
                                                                            =========         =========


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

         C. The balance of liabilities owed to Bank Hapoalim B.M. as at December 31, 2001 and 2000 is NIS 2,346 million and NIS 2,115 million, respectively.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------


Note 25 - Transactions and Balances with Interested Parties (cont'd)

         D.       Benefits to interested parties

         1.       Directors*

                                                                            Year ended December 31
                                                                  -----------------------------------------
                                                                   2001               2000           1999
                                                                  -----------------------------------------
                                                                               NIS thousands
                                                                  -----------------------------------------

                  Directors not employed by the Company:
                  Annual compensation and participation
                  in meetings:
                  Claridge Group                                         150               340               275
                                                                     =======           =======           =======
                  Number of directors                                      3                 5                 6
                                                                     =======           =======           =======
                  Poalim Assets (Shares) Ltd.                            124               160               175
                                                                     =======           =======           =======
                  Number of directors                                      2                 3                 3
                                                                     =======           =======           =======
                  Other directors                                        461               297               238
                                                                     =======           =======           =======
                  Number of directors                                      9                 6                 3
                                                                     =======           =======           =======
                  Consulting fee (a)                                                         -             1,117
                                                                     =======           =======           =======

                  *   Including directors who have been replaced during the year.

                  (a) On July 1, 1998 Mr. B. Gaon resigned from his position as General Manager of the
                      Company. At the request of the Board of Directors Mr. Gaon remained with the Company until December 31, 1998 and he undertook to continue to render it services as a consultant in 1999 and 2000 for an annual consulting fee of $125,000.

         2.       Consultancy services

                                                                           Year ended December 31
                                                                 -----------------------------------------
                                                                  2001               2000           1999
                                                                 -----------------------------------------
                                                                              NIS thousands
                                                                 -----------------------------------------
                  Claridge                                            1,723          1,634        1,707
                                                                      =====          =====        =====
                  Poalim Capital Markets and Investment Ltd.          1,723          1,634        1,707
                                                                      =====          =====        =====

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

                  In consideration for the consultancy the Company has agreed to pay an annual sum which will not exceed $ 400,000 to each of the consultants. The agreements are for the period of one year and are automatically renewable each year, unless one of the parties gives 60 days' prior notice of the termination of the agreement.

                              Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------


Note 26 - Earnings (Loss) Per Share

         A. Adjusted net earnings (loss) used in the computation of earnings per NIS 1 par value of the share capital:


                                                                                           Year ended December 31
                                                                             ----------------------------------------------
                                                                                   2001               2000           1999
                                                                             ----------------------------------------------
                                                                                            NIS thousands
                                                                             ----------------------------------------------

         Earnings (losses) used in the computation of basic
          earnings (loss) per NIS 1 par value of shares                      (2,537,083)           271,467           556,874

         Add - theoretical earnings resulting from Conversion of
           convertible debentures:
           Series E                                                                   -                  -               497
           Series F                                                                   -              2,477             5,562
                                                                             -----------          --------           -------

         Net earnings (loss) used in the computation of fully
          diluted earnings per NIS 1 par value of shares                     (2,537,083)           273,944           562,933
                                                                             ==========            =======           =======


         B. Weighted number of ordinary shares of NIS 0.001 used in the computation of net earnings (loss) per NIS 1 par value of the share capital:


                                                                                          Number of ordinary shares
                                                                             ------------------------------------------------
                                                                                  2001               2000               1999
                                                                             ------------------------------------------------

         In the computation of basic earnings (loss) per share               15,188,463         15,384,206        15,737,564

         Add - theoretical share capital resulting from Conversion of convertible debentures:
         Series E                                                                     -                  -            40,500
         Series F                                                                     -            213,047           284,062
                                                                             ----------         ----------        ----------

         Total share capital used in the computation of
          fully diluted earnings (loss) per share                            15,188,463         15,597,253        16,062,126
                                                                             ==========         ==========        ==========

         C. To examine that the conversion or exercise of convertible securities is reasonable, the present value of these securities was computed according to a discount rate of 4% (December 31, 2000 - 7%, December 31, 1999 - 6%) for
                  securities linked to the CPI.


Note 27 - Events Subsequent to the Balance Sheet Date

         A. Regarding ECI's private placement to a group of investors, see Note 3(A)(5).

         B. On March 17, 2002, agreements to sell a substantial amount of Tadiran's real estate to a group of investors headed by Denisra International Ltd. and Ranitech Ltd.. Total proceeds to Koor approximately NIS 270 million. Koor will record a net capital gain of NIS 36 million as a result of the transaction. The transaction will be completed within 30 days from the signing date.

                              Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------

Note 28 -  Material Differences Between Israeli and US GAAP and
           their Effect on the Financial Statements

         A. The consolidated financial statements of Koor conform with accounting principles generally accepted in Israel ("Israeli GAAP"), which differ in certain respects from those generally accepted in the United States of America ("US GAAP") as described below:

                  1.       Effect of inflation

                  In accordance with Israeli GAAP:
                  The consolidated financial statements of Koor are expressed in terms of a uniform monetary unit - the inflation adjusted Israeli shekel - which is after adjustment in respect of the changes in the Consumer Price Index. (See Note 2B).

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

                  2.       ECI and Tadiran Telecommunications - merger

                  In accordance with Israeli GAAP:
                  The merger between ECI and Tadiran Telecommunications ("TTL") in 1999 was recorded in Koor's financial statement at book values in accordance with the accepted rules governing similar asset exchange transactions. Pursuant to the merger agreement, shares of TTL held by Tadiran were exchanged for ECI shares at an exchange rate determined in the merger agreement.

                  In accordance with US GAAP:
                  According to EITF 98-3 the merger of ECI and TTL is not considered as an exchange of similar assets in respect of Koor and Tadiran and therefore a capital gain from the realization of TTL is recorded and an original differentials is recorded on behalf of ECI and allocated to goodwill. In 2001 Koor's management decided to reduce the book value of the investment in ECI in respect of decrease in value not of a temporary nature. Therefore, the Company wrote-off the balance of the goodwill in the amount of NIS 157 million.

                  In 2001 Tadiran sold its shareholding in ECI to Koor. Therefore, the deferred taxes which was created during the merger were realized and an income tax in the amount of NIS 128 million was recorded.

                              Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------


Note 28 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         A.       Differences between Israel GAAP and US GAAP (cont'd)

                  3. Debt arrangement within the framework of an overall financial arrangement

                  In accordance with Israeli GAAP:
                  Koor reported an extraordinary gain in 1991 as a result of the restructuring of part of its debts.

                  In accordance with US GAAP:
                  In accordance with FAS No. 15 - "Accounting by Debtors and Creditors for Troubled Debt Restructuring" future interest payments must be deducted from the restructuring of an old debt. The recognition of non-realized earnings (which represents deferred interest) is affected by payments of interest over the period from the date of the restructuring of the debt up to its repayment date. The balance of deferred interest at December 31, 2000 and 2001, was NIS 11,042 thousand, and NIS 4,605 thousand, respectively.

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

                  In accordance with US GAAP:
                  Under FAS No. 109, a provision for deferred taxes should be made for all temporary differences, without relation to the period of amortization of the assets. The effect on net earnings, as a result of the above provision for deferred taxes, was a decrease in income tax in 1999, 2000 of NIS 12,473 thousand, NIS 7,992 thousand, respectively and an increase in income tax in the amount of NIS 221 thousand in 2001.

                  b) Deferred taxes in companies which adjust their financial statements for inflation on the basis of changes in the US Dollar exchange rate.

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

                              Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------


Note 28 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         A.       Differences between Israel GAAP and US GAAP (cont'd)

                  4.       Deferred taxes (cont'd)

                  b)       (cont'd)

                           In accordance with US GAAP:
                           According to paragraph 9(f) of FAS No. 109, deferred taxes should not be provided in respect of differences, the source of which is in the difference of assets and liabilities for accounting purposes and their amounts for tax purposes, where the source of the tax difference stems from different measuring bases for accounting purposes and for tax purposes.

                           The ultimate effect of the above write-off of deferred taxes on the statement of operations is an increase in income tax in the amount of NIS 29,860 thousand in 1999, a decrease in income tax in 2000 in the amount of NIS 19,756 thousand and a decrease in the amount of NIS 50,186 thousand in 2001.

                  c)       Earnings from "Approved Enterprises"

                           Under the Israeli Law for Encouragement of
                           Capital Investments, 1959, a company which owns an "approved enterprise" is subject to tax at a rate of 25% of attributable earnings during "the period of benefits".

                           Dividends paid to shareholders from the earnings of an "approved enterprise" are subject to income tax at a rate of 15%. A company that received such a dividend is entitled to a 15% tax credit, if and when this dividend is paid to its shareholders.

                           An "approved enterprise" which choose the "alternative benefits" track is exempted from income tax on undistributed profits.

                           In the event that a dividend is distributed out of tax-exempt earnings of the "approved enterprise" under on the "alternative benefits" track, the distributing company will be subject to tax on the distributed earnings at a rate of 25%. Furthermore, the shareholders will be liable to tax at the rate of 15%. However, if the shareholder is a company, that shareholder will be entitled to a 15% tax credit, if and when such dividend out of "approved enterprise" earnings is distributed to its shareholders.

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

                              Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------


Note 28 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         A.       Differences between Israel GAAP and US GAAP (cont'd)

                  4.       Deferred taxes (cont'd)

                  In accordance with US GAAP:
                  A reserve for deferred tax should be provided on the undistributed tax-exempt earnings of local subsidiaries established subsequent to December 15, 1992, as their distribution results in additional tax.

                  The effect of providing a reserve for deferred tax on the undistributed tax exempt earnings of an "approved enterprise", assuming either the sale of the shares in the subsidiary, a merger (change of structure), or its liquidation, was an increase in income tax in the amount of NIS 3,316 thousand in 1999, a decrease of NIS 7,284 thousand in 2000 and decrease in income tax, in 2001 amounting to NIS 3,333 thousand.

                  5. Handling of "benefit component" in respect of options issued to employees

                  In accordance with Israeli GAAP:
                  The overall "benefit component", in respect to options granted to employees of Koor, is not charged as an expense in the statement of operations.

                  In accordance with US GAAP:

                  a)       Fixed Option Plan:

                           Under US GAAP (APB-25), the "benefit component" is measured as the difference between the share market price and the exercise price of the option, when measuring the "benefit". The benefit is charged as a salary expense during the period in which the employee performs the services for which the benefit was granted.

                  b)       Variable Option Plans:

                           In the event that the options have been issued to employees for the future performance of work or services, the benefit is charged to salary expense in the statement of operations. The "benefit component" is computed on the basis of the full benefit valued as at that date, and, the proportional part of the period, which has passed from the opening balance of that period.

                  For information regarding the effect of pro forma data, according to FAS No. 123 data, see subsection 3b below.

                              Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------


Note 28 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         A.       Differences between Israel GAAP and US GAAP (cont'd)

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

                  In accordance with US GAAP
                  FAS No. 115 divides quoted securities, into three types: securities held for a short period and traded at a high frequency (trading securities), available for sale securities and held to maturity securities.

                  A change in the value of trading securities, including unrealized earnings, is charged to the statement of operations, while unrealized earnings after tax of the available for sale type is reported as a separate item within shareholders' equity.

                  7. Attribution of proceeds from an issuance to debentures, when securities are issued as a package (issuance by Koor in 1994):

                  According to the accounting policy at this issuance:

                  The proceeds from an issuance of debentures and stock options, as a package, are attributed to debentures according to their par value while the remainder of the proceeds is attributed to the share options.

                  According to US GAAP:
                  The proceeds from an issuance of share options and convertible debentures, as a package, are split based on the relative market prices of these securities at the date of issuance. This will sometimes result in the recording of a discount in respect of the convertible debentures that is to be amortized over the term of debentures.

                  8.       Dividends

                  According to Israeli GAAP:

                  A dividend proposed prior to the date of approval of the financial statements is included in the balance sheet as a current liability. See Note 2 X(1).

                  According to US GAAP:
                  Such a dividend is reflected only in the notes and is not recorded in the balance sheet as a liability until declared.

                              Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------


Note 28 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         A.       Differences between Israel GAAP and US GAAP (cont'd)

                  9.       Convertible securities of investee companies

                  According to Israeli GAAP:

                  According to the provisions of Opinion Nos. 48 and 53 of the ICPAI, a parent company is required to create a provision for losses, which it may incur from the dilution of its holdings in investee companies, when it is probable that the share options will be exercised or the debentures will be converted.

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

                              Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------


Note 28 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         A.       Differences between Israel GAAP and US GAAP (cont'd)

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

                  According to US GAAP:
                  In accordance with FAS 128. Basic earnings per share are computed on the basis of the weighted average number of shares outstanding during the year. Diluted earnings per share is computed on the basis of the weighted average number of shares outstanding during the year, plus the dilutive potential effect of ordinary shares considered outstanding during the year.

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

                  According to US GAAP:
                  When acquiring an investment in stages, on the date an initial influence becomes material it is necessary to calculate post factum for each acquisition the original differentials created by the acquisition despite the fact that on that date the company did not yet have a material influence and to implement the equity method retroactively.

                  13.      Venture capital investments:

                  According to Israeli GAAP:
                  Venture capital fund investments in venture capital investments will be represented according to their cost less a provision for devaluation in the event of a permanent devaluation.

                  According to US GAAP:
                  Venture capital fund investments will be represented according to their fair value.

                              Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------


Note 28 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         A.       Differences between Israel GAAP and US GAAP (cont'd)

                  14.      Revenue recognition - SAB 101:

                  According to US GAAP:
                  During the fourth quarter of 2000, the US SEC published Staff Accounting Bulletin No. 101 (hereinafter - "SAB 101"), which imposes stringencies on the rules for revenue recognition which are to be implemented retroactively to the beginning of the year, by way of cumulative effect to the beginning of the year and presentation of the previous quarters once again.
                  ECI implemented these guidelines in its statements, which are set out in accordance with US GAAP.

                  According to Israeli GAAP:
                  The provision does not apply in Israel, although it is possible to adopt the principles set out in the rule if management estimates that the method of revenue recognition prescribed in SAB 101 is appropriate for economic and commerce conditions presently existing in its area of business.
                  This rule was adopted as of the fourth quarter of 2000, without implementing cumulative effect to the beginning of the year and without presenting data, which has already been published in the past.

                  Therefore, cumulative effect has been recorded in the adjustment note in the sum of NIS 37,762 thousand.

                  15.      Exchange of assets:

                  According to Israeli GAAP:
                  The transfer of NetEye shares from Telrad to ECTel, as described in Note 3E(2), was treated based on the accounting principles in transactions of exchange of similar assets and therefore neither a profit nor a loss was recorded.

                  According to US GAAP:
                  According to EITF 98/3 this transaction is not seen as an exchange of similar assets transaction and therefore a profit of NIS 27,913 thousand was recorded.

                  The acquisition of Millenia shares, previously held by the minority shareholders, as described in Note 3C(6) was treated as an exchange of similar assets transaction based on the Israel GAAP. According to the US GAAP this transaction was not seen as an exchange of similar assets and therefore a profit of NIS 6,163 thousand was recorded.

                              Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------

Note 28 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         A.       Differences between Israel GAAP and US GAAP (cont'd)

                  16.      Derivatives

                  According to Israeli GAAP:
                  The Company applied FAS 52 and EITF 90-17 as to its financial derivatives.

                  According to US GAAP:
                  As of January 1, 2001, the Company applied FAS 133.
                  The Company initially applied FAS 133 in a manner similar to the cumulative effect of a change in accounting principle.

                  17. Securitization agreement of M-A Industries and its consolidated companies

                  According to Israeli GAAP:
                  This transaction was treated as a sales transaction only in relation to the sale of customer debts which were included in the securitization transaction, and whose associated control and risks have been completely transferred to the purchaser, and the proceeds were received in cash or with an undeferred liability.

                  According to the US GAAP:
                  M-A Industries has to consolidate the acquiring company since it does not meet the criteria for classification as a QSPE (Qualified Special Purpose Entity) as defined in FAS 140. Therefore, the transaction was treated as a secured borrowing, and the balance of customers increased by 95.5 million Dollars against a similar increase in short-term credit.

                  18. Adjustment on net loss of ECI as being reported according to the US GAAP to the net loss as being reported according to the Israeli GAAP:


                                                                                                                   Year ended
                                                                                                                  December 31
                                                                                                                         2001
                                                                                                                  ------------
                                                                                                                  $ thousands
                                                                                                                  ------------

                  Net loss of ECI based on its reported profit according to US GAAP                                 (412,376)
                  Adjustments:
                  Timing differentials for revenue recognition for implementation of SAB 101                         (22,584)
                  Finance income - marketable securities, see Note 28A(6)                                              1,475
                  Tax income - deferred taxes                                                                            (30)
                  Cumulative effect to beginning of year (FAS 133)                                                    (1,703)
                  Salary expenses in respect of share options issued to employees                                        311
                                                                                                                    ---------
                  Net loss of ECI according to Israeli GAAP                                                         (434,907)
                                                                                                                    =========

                              Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------


Note 28 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         B. The effect of the material differences between Israeli and US GAAP on the financial statements

         1.       Statements of operations:


                                                                                           Year ended December 31
                                                                              -----------------------------------------------
                                                                                    2001               2000            1999
                                                                              -----------------------------------------------
                                                                                                NIS thousands
                                                                              -----------------------------------------------

         a)       Net earnings (loss) as reported, according to
                  Israeli GAAP                                               (2,537,083)           271,467           556,874
                                                                             ----------          ---------         ---------

                  Amortization of deferred interest in
                   respect of the restructuring of debts                          6,437              9,263            12,092
                  Deferred taxes                                                 53,298             36,020           (37,578)
                  Salary expenses in respect of
                   share options issued to employees                            (17,921)           (23,462)           (3,594)
                  Gain (loss) from marketable securities, net                   (13,048)            40,093           (44,181)
                  Provisions for anticipated losses from
                   realization of convertible securities in
                   Investee companies                                            (7,744)            (2,424)            1,355
                  Amortization of discount in respect of
                   convertible debentures                                        (1,022)            (2,094)           (1,900)
                  Severance pay arising from
                   an efficiency program                                          2,304            (11,446)           12,635
                  Capital gain from a merger                                          -                  -           193,650
                  Acquiring an investment in stage                                4,452                396            (5,037)
                  Venture capital investments                                       736             19,613                 -
                  Amortization of goodwill in accordance
                   with a merger                                               (157,124)           (23,498)          (21,301)
                  Temporary differences resulting from
                   recognition of revenue arising from
                   application of SAB 101                                        34,512             (4,599)                -
                  Profit from exchange of assets                                 34,076                  -                 -
                  Derivatives (FAS 133)                                          (1,404)                 -                 -
                                                                             ----------          ---------         ---------
                                                                                (62,448)            37,862           106,141
                  Income taxes                                                  123,155             (3,672)         (131,147)
                  Minority interests in respect of the above
                   differences                                                  (38,419)           (13,660)            8,075
                                                                             ----------          ---------         ---------
                                                                                 22,288             20,530           (16,931)

                  Extraordinary item (1)                                              -                  -             5,552
                  Cumulative effect as beginning of the year                      2,602            (37,762)                -
                                                                             ----------          ---------         ---------
                                                                                 24,890            (17,232)          (11,379)
                                                                             ----------          ---------         ---------
                  Net income (loss) according to US GAAP                     (2,512,193)           254,235           545,495
                                                                             ===========         =========         ==========

                  (1)      Deferred gains were recognized in respect of early repayment of debts.


                              Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------

Note 28 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         B. The effect of the material differences between Israeli and US GAAP on the financial statements (cont'd)

         1.       Statements of operations (cont'd):

         b)       Earnings (loss) per ordinary share


                                                                                          Year ended December 31
                                                                                   -----------------------------------------
                                                                                    2001              2000             1999
                                                                                   -----------------------------------------
                                                                                                    NIS
                                                                                   -----------------------------------------


                  Basic earnings per ordinary share:

                  As reported according to Israeli GAAP                         (167.04)             17.64             35.38
                                                                             ==========          =========          ========

                  As reported according to US GAAP:
                    Before extraordinary item                                   (165.40)             16.52             34.32
                    Extraordinary item                                                -                  -              0.35
                                                                             ----------          ---------           --------
                  Total                                                         (165.40)             16.52             34.67
                                                                             ==========         ==========        ===========

                  Weighted average of number of shares
                   and share equivalents according to
                   US GAAP                                                   15,188,463         15,384,206        15,727,144
                                                                             ==========         ==========        ===========
                  Diluted earnings (loss) per ordinary share:

                  As reported according to Israeli GAAP                         (167.04)             17.56             35.04
                                                                             ==========         ==========        ===========
                  As reported according to US GAAP:
                          Before extraordinary item                             (165.40)             16.45             33.99
                          Extraordinary item                                           -                 -              0.34
                                                                             -----------        ----------        -----------
                          Total                                                 (165.40)             16.45             34.33
                                                                             ==========         ==========        ===========
                  Weighted average of number of shares
                  and share equivalents according to
                   US GAAP                                                   15,188,463         15,597,253        16,061,493
                                                                             ==========         ==========        ===========


                              Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------

Note 28 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         B. The effect of the material differences between Israeli and US GAAP on the financial statements (cont'd)

         2.       Balance sheet:


                                                                       December 31
                               --------------------------------------------------------------------------------------------
                                                  2001                                            2000
                               --------------------------------------------------------------------------------------------
                                As reported     Adjustments         US GAAP     As reported      Adjustment       US GAAP
                               --------------------------------------------------------------------------------------------
                                                                        NIS thousands
                               --------------------------------------------------------------------------------------------

         Investments in
          affiliates (10)        1,350,425         (29,924)      1,320,501       3,043,262         114,691       3,157,953
         Customers (9)           2,108,755         421,869       2,530,624       2,697,858               -       2,697,858
         Investments
          and other
          receivables            1,086,244          62,421       1,148,665       1,181,256          19,613       1,200,869
         Intangible assets
          after
          amortization (10)      1,373,993          25,460       1,399,453         926,392          22,055         948,447
         Total assets           12,882,945         479,827      13,362,772      15,030,234         156,359      15,186,593

         Payables and
          accruals (7)(8)        1,009,201          (3,493)      1,005,708       1,092,750          (1,189)      1,091,561
         Deferred interest               -           4,605           4,605               -          11,042          11,042
         (3)
         Short-term
          liabilities (9)        1,733,852         421,869       2,155,721       2,733,576               -       2,733,576
         Convertible
          debentures (4)           295,072            (340)        294,732          73,488          (1,362)         72,126
         Deferred taxes (2)        184,786          92,972         277,758         175,029         268,486         443,515
         Minority                1,308,898          22,356       1,331,254       1,078,396          (8,843)      1,069,553
         interests (6)
         Capital reserve
          for "available
         for
          sale" securities               -             361             361               -          (6,896)         (6,896)
         (1)
         Capital
          reserves(4)(5)         2,453,986          61,889       2,515,875       2,453,845          40,403       2,494,248
         Retained
          earnings(6)             (231,042)       (120,392)       (351,434)      2,306,041        (145,282)      2,160,759
         Total
          shareholders'
          equity                 2,101,525         (58,142)      2,043,383       4,367,063        (111,775)      4,255,288

         (1)      Adjustment of value of investment securities to market value.
         (2)      Change in deferred taxes.
         (3)      Deferred gain on debt restructuring.
         (4)      Debentures issued with stock options.
         (5)      Share options issued to employees.
         (6)      Effects of the reconciliation to US GAAP.
         (7)      Proposed dividend.
         (8)      Provision for employee severance benefits resulting from an efficiency program.
         (9)      Securitization agreement.
         (10)     Original differentials arising from the exchange of shares in the merger, acquiring an investment in stages and increasing the holdings in a consolidated company, as well as temporary differences with implementation of
                  SAB 101.


                              Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------


Note 28 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         B. The effect of the material differences between Israeli and US GAAP on the financial statements (cont'd)

         3.       Additional information according to US GAAP

         The effect of pro forma data calculated according to FAS 123:

         a) Under the provisions of FAS 123, all option plans are recorded in the statement of operations, based on the fair value of the option to the balance sheet date.

         b) The Company applies the Black-Scholes model to estimate fair value of the options, utilizing the following assumptions:

                  Risk free annual interest rate                     2.5%
                  Expected life of stock options                     1-6 years
                  Annual standard deviation                          55.5
                  Expected dividend per share *                      1.2%

                  The group companies apply the Black & Scholes formula for evaluating the fair value of the option. They apply assumptions which are based on the terms of the options and the fluctuation in the price of their shares.

         c) If the cost of the benefit in respect of share options issued to employees under this plan (including plans of certain subsidiaries) had been computed on the basis of the fair value at date of grant in accordance with FAS 123, the Company's net earnings and earnings per share in accordance with US GAAP would have been as follows:


                                                                                          Year ended December 31
                                                                             -----------------------------------------------
                                                                                    2001               2000           1999
                                                                             -----------------------------------------------

                  Pro forma net earnings (loss)
                   (NIS thousands)                                           (2,625,441)           166,657           504,731
                                                                             ----------         ----------         ---------

                  Pro forma basic earnings (loss)
                  per share (NIS)                                               (172.86)             10.83             32.09
                                                                             ===========        ==========         =========

                  Pro forma diluted earnings (loss)
                  per share (NIS)                                               (172.86)             10.83              31.8
                                                                             ===========        ==========         =========


                  * A compensation to the exercise price in respect of the distribution of a dividend is included in the option plans of 1999 and 2000.


                              Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------

Note 28 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         B. The effect of the material differences between Israeli and US GAAP on the financial statements (cont'd)

                  4.       Comprehensive earnings

                  "Comprehensive earnings (loss)" consists of the change, during the current period, in Company's shareholder equity that does not derive from shareholders' investments or from the distribution of earnings to shareholders.

                  a. Comprehensive earnings (loss) include two components - net earnings and other comprehensive earnings. Net earnings are the earnings stated in the statement of operations and other comprehensive earnings include the amounts that are recorded directly in shareholders' equity and that do not derive from transactions with shareholders.


                                                                                        Year ended December 31
                                                                              -------------------------------------------------
                                                                                   2001               2000              1999
                                                                              -------------------------------------------------
                                                                                              NIS thousands
                                                                              -------------------------------------------------

         Net earnings (loss) according to US GAAP                            (2,512,193)           254,235           545,495
                                                                           ------------         ----------        ----------
         Other comprehensive earnings, after tax:
         Adjustments from translation of
          Financial statements of investee companies                            271,404            (87,281)          (19,767)
         Unrealized gains from securities (loss)                                 13,048            (41,080)           42,274
                                                                           ------------         ----------        ----------
         Total other comprehensive earnings*                                    284,452           (128,361)           22,507
                                                                           ------------         ----------        ----------
         Total comprehensive (loss) earnings                                 (2,227,741)           125,874           568,002
                                                                           ============         ==========        ==========

         *Tax component included in the item                                          -               (987)           (1,908)
                                                                           ============         ==========        ==========


         b.       The effect of taxes on the other comprehensive earnings
                  (loss):


                                                                              Before tax         Tax effect          After tax
                                                                             --------------------------------------------------
                                                                                            NIS thousands
                                                                             --------------------------------------------------

         Adjustments from translation of Investee companies                     271,404                   -          271,404
                                                                             -----------      -------------      -----------
         Unrealized loss from securities:
         Loss which arose in current year                                         3,311                   -            3,311
         Less realized gains credited to net earnings                             9,737                   -            9,737
                                                                             -----------      -------------      -----------
         Net unrealized gains                                                    13,048                   -           13,048
                                                                             -----------      -------------      -----------
                                                                                284,452                   -          284,452
                                                                             ===========      =============      ===========



                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 29 - Event (Unaudited) Subsequent to the Date of the Independent
                  Auditors' Report

         1. On March 7, 2002, Tadiran's Board of Directors adopted a resolution for the voluntary liquidation of Tadiran and the appointment of a liquidator. As a result of the liquidation the capital reserve from cumulative foreign currency translation adjustments, of approximately NIS 383 million, which were created in Koor in respect of its investment in Tadiran, was transferred to the statement of income in the first quarter of 2002.

         2. On March 2002, a transaction was completed for the sale of a substantial share of the real estate assets of Tadiran to a group of investors headed by Denisra International Ltd. and Ranitech Ltd. The total consideration was received during the second quarter of 2002, amounted to approximately NIS 271 million, and a capital gain of about NIS 31 million after tax was recorded in the first quarter of 2002.

         3. As a result of the updated revenues forecast, and a drop in demand for Innowave's products, Innowave (a wholly-owned subsidiary of ECI) commissioned a fair valuation of its intangible assets. As a result of this, ECI recorded in its financial statements, during the first quarter of 2002, a loss of approximately 53 million dollars, for impairment of intangible assets. Koor's share in the loss is approximately 16 million dollars.

         4. On May 20, 2002, an agreement in principle was reached which requires the approval of the Court, for dismissal of the class action which filed against ECI and against some of its officers. Under the agreement, a fund will be established by ECI's insurer, which will be used to cover the expenses for clearance and cancellation of the action. It was also agreed that the plaintiffs will cancel their claims against ECI's officers without any liability or wrongdoing being attributed to them - see
                  Note 3A(7).

         5. On June 2002, the Company signed a binding Heads of Agreement for the sale of 30% of the shares of Elisra Electronic Systems Ltd. (a wholly owned subsidiary of Koor) to Elta Electronic Industries Ltd. (a subsidiary of Israel Aircraft Industries) on the basis of a company valuation of approximately 330 million dollars. In addition, Koor granted an option to Elta to acquire an additional 8% of the company, at the same company value, until December 31, 2003 or Initial Public Offering whichever earlier. The signing of a definitive agreement is subject to the completion of due diligence, and receipt of the approvals of the Government of the State of Israel, the Israel's anti-trust authority and other necessary approvals.

                  Upon completion, Koor is expected to record a capital gain of over 60 million dollars, after tax, in the second half of 2002.

                                                                   Deloitte
                                                                    & Touche
                                                          Brightman Almagor


            INDEPENDENT AUDITORS' REPORT TO THE SHAREHOLDERS OF

                      SCOPUS NETWORK TECHNOLOGIES LTD.


We have audited the accompanying consolidated balance sheets of Scopus Network Technologies Ltd. (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2001and 2000, and the consolidated results of its operations, changes in shareholders' equity and cash flows for each of the years then ended, in conformity with accounting principles generally accepted in Israel.

The financial statements have been prepared in U.S. dollars, as explained in Note 2A.

/s/ Brightman Almagor & Co.

Brightman Almagor & Co.
Certified Public Accountants

Tel Aviv, Israel
March 18, 2002

AUDITORS' REPORT


To the Shareholders of
      Celsius Property, BV and Fahrenheit Holding, BV


We have audited the combined balance sheets of CELSIUS PROPERTY, B.V. (a Dutch company) and its subsidiaries and of FAHRENHEIT HOLDING, B.V. (a Dutch company) and its subsidiaries (together - "the Companies") as of December 31, 2001 and 2000, and the related combined statements of income and changes in shareholders' equity for the years then ended. These financial statements are the responsibility of the management of the Companies. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We did not audit the financial statements of certain subsidiaries, whose assets represent 7,5% and 14% of combined total assets as of December 31, 2001 and 2000, respectively, and whose revenues constitute approximately 5,3% and 10% of combined revenues from sales for the years ended December 31, 2001 and 2000, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those subsidiaries, is based solely on the reports of such other auditors.

We conducted our audits in accordance with International Standards on Auditing and generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

Qualifications of opinion
-------------------------

I. The Companies declined to present a statement of cash flows for the years ended December 31, 2001 and 2000. Presentation of such statement summarizing the Company's operating, investing, and financing activities is required by accounting principles generally accepted in Israel.

II. As described in Note 16, the combined financial statements do not include deferred taxes in respect of the differences between the carrying value for financial reporting purposes of certain assets of a subsidiary in Brazil and the amount that will be allowed as a deduction for income tax purposes. In our opinion, such deferred taxes are required to be recorded in accordance with generally accepted accounting principles in Israel.

III. In the fourth quarter of 2001, the Companies, their parent and certain affiliates entered into a trade receivables securitization transaction with multi seller conduit administrated by Bank of America. Since one technical aspect of this transaction did not meet the stringent requirements of SFAS 140 (as of today the parties to the transaction gave irrevocable instructions to correct it), the Companies, were required to consolidate all of the Group's receivables and advances resulting in equity in affiliates and minority interest balances at December 31, 2001, amounting to USD 162,548 (receivable) (unaudited), USD 95,532 (advances) (unaudited), USD 12,124 (equity in affiliates) (unaudited) and USD 54,892 (minority interest) (unaudited). Once this correction is done the off balance sheet treatment is appropriate. We refer to note 4 of the notes to the financial statements.

In our opinion, based on our audits and the reports of other auditors, and except for the matters described in paragraphs I, II and III above, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of the Companies as of December 31, 2001 and 2000, and the combined results of operations and changes in shareholders' equity for each of the years then ended, in conformity with generally accepted accounting principles in Israel.

Without further qualifying our report, we draw your attention to note 18 of the financial statements where it is explained that the devaluation of the Argentinean peso introduces some significant changes in the economical environment where Magan Argentina carries out its operations. The effect of these changes cannot be fairly estimated as of the issuance date of these financial statements.

As described in Note 2B, the combined financial statements referred to above have been prepared in U.S. dollars and to be used solely in connection with the preparation of the consolidated financial statements of Makhteshim Agan Industries (the ultimate parent company) and, accordingly, they state the assets, liabilities, shareholders' investment, revenues and expenses of the Companies as adjusted for this purpose. They are not intended for any other use.



ARTHUR ANDERSEN
Reviseurs d'Entreprises



s/s Georges Hepner
-------------------
Georges Hepner



February 4, 2002

AUDITORS' REPORT


To the Shareholders of
      Makhteshim Agan Holding, BV


We have audited the consolidated balance sheets of MAKHTESHIM AGAN HOLDING, B.V. (a Dutch company) and its subsidiaries (together - "the Company") as of December 31, 2001 and 2000, and the related consolidated statements of income and changes in shareholders' equity for the years then ended. These financial statements are the responsibility of the management of the Companies. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We did not audit the financial statements of certain subsidiaries, whose assets represent 16,4% and 11% of consolidated total assets as of December 31, 2001 and 2000, respectively, and whose revenues constitute approximately 14,8% and 11% of consolidated revenues from sales for the years ended December 31, 2001 and 2000, respectively. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for those subsidiaries, is based solely on the reports of such other auditors.

We conducted our audits in accordance with International Standards on Auditing and generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In the fourth quarter of 2001, the Company, its parent and certain affiliates entered into a trade receivables securitization transaction with multi seller conduit administrated by Bank of America. Since one technical aspect of this transaction did not meet the stringent requirements of SFAS 140 (as of today the parties to the transaction gave irrevocable instructions to correct it), the Company, was required to consolidate all of the Group's receivables and advances resulting in equity in affiliates and minority interest balances at December 31, 2001, amounting to USD 162,548 (receivable) (unaudited), USD 95,532 (advances) (unaudited), USD 6,971 (equity in affiliates) (unaudited) and USD 60,045 (minority interest) (unaudited). Once this correction is done the off balance sheet treatment is appropriate. We refer to note 4 of the financial statements.

In our opinion, based on our audits and the reports of other auditors, and except for the matter described in the preceding paragraph, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2001 and 2000, and the consolidated results of operations and changes in shareholders' equity for each of the years then ended, in conformity with generally accepted accounting principles in Israel.

As described in Note 2B, the consolidated financial statements referred to above have been prepared in U.S. dollars and to be used solely in connection with the preparation of the consolidated financial statements of Makhteshim Agan Industries (the ultimate parent company) and, accordingly, they state the assets, liabilities, shareholders' investment, revenues and expenses of the Companies as adjusted for this purpose. They are not intended for any other use.



ARTHUR ANDERSEN
Reviseurs d'Entreprises



s/s Georges Hepner
--------------------
Georges Hepner


March 11, 2002

                       REPORT OF INDEPENDENT AUDITOR


                           To the Shareholders of


                      KOOR VENTURE CAPITAL PARTNERSHIP


         We have audited the accompanying balance sheets of Koor Venture Capital Partnership (the "Partnership") as of December 31, 2000 and 2001, and the related statements of operations, changes in Partners Capital accounts and cash flows for each of the two years in the period ended December 31, 2001. These financial statements are the responsibility of the Partnership management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, except for not presenting the investment in an investee company pursuant to the equity method, as stated above, the financial statements referred to above present fairly, in all material respects, the financial position of the Partnership as of December 31, 2000 and 2001, and the results of its operations, changes in Partners Capital accounts and cash flows for each of the two years in the period ended December 31, 2001, in conformity with generally accepted accounting principles in Israel.

         As explained in Note 2, the financial statements referred to above are presented in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.


                                           /s/ KOST FORER & GABBAY
Tel-Aviv, Israel                       KOST FORER & GABBAY
March 11, 2002                         A Member of Ernst & Young International

PricewaterhouseCoopers


Auditors' Report to the shareholders of

Koor Investments Ltd.


We have audited the accompanying balance sheets of Koor Investments Ltd. as of December 31, 2001 and 2000, and the related statements of operations, shareholders' equity and cash flows for each of the three years, the last of which ended December 31, 2001. These financial statements are the responsibility of the Company's Board of Directors and of its Management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of the company as of December 31, 2001 and 2000, and the results of its operations, the changes in its shareholders' equity and its cash flows for each of the three years, the last of which ended December 31, 2001, in conformity with accounting principles generally accepted in Israel.

As explained in note 1b, the abovementioned financial statements are stated in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with opinions of the Institute of Certified Public Accountants in Israel.

                                           /s/ Kesselman & Kesselman
                                           --------------------------
Tel-Aviv                                       Kesselman & Kesselman
February 19, 2002                          Certified Public Accountants (Isr.)

                                1 May 2002


                  Auditors' Report to the Shareholders of

                   Solkoor Marketing and Purchasing Ltd.





I have audited the accompanying balance sheets of Solkoor Marketing and Purchasing Ltd. (the "Company") as at December 31, 2001 and 2000, and the related statements of operations, shareholders' equity and cash flows, for each of the three years, the last of which ended December 31, 2001. These financial statements are the responsibility of the Company's Board of Directors and of its Management. My responsibility is to express an opinion on these financial statements based on my audits.

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

In my opinion, based on my audits the financial statements referred to above present fairly, in all material respects, as of December 31, 2001 and 2000 and the results of their operations, the changes in shareholders' equity and their cash flows for each of the three years, the last of which ended December 31, 2001, in conformity with accounting principles generally accepted in Israel.

As explained in note 2, the above-mentioned financial statements are stated in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with opinions of the Institute of Certified Public Accountants in Israel.

                                                /s/  Yosef Shimony
                                                --------------------
                                                     Yosef Shimony
                                                     C.P.A (Isr.)

                                 1 May 2002



                  Auditors' Report to the Shareholders of

                             Koor Holding Ltd.





I have audited the accompanying balance sheets of Koor Holding Ltd. (the "Company") as at December 31, 2001 and 2000, and the related statements of operations, shareholders' equity, and cash flows, for each of the three years, the last of which ended December 31, 2001. These financial statements are the responsibility of the Company's Board of Directors and of its Management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and Management, as well as evaluating the overall financial statement presentation. I believe that my audits, and the reports of the auditors, provide a reasonable basis for my opinion.

In my opinion, based on my audits, the financial statements referred to above present fairly, in all material respects, as of December 31, 2001 and 2000 and the results of their operations, the changes in shareholders' equity and their cash flows for each of the three years, the last of which ended December 31, 2001, in conformity with accounting principles generally accepted in Israel.

As explained in note 2, the above-mentioned financial statements are stated in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with opinions of the Institute of Certified Public Accountants in Israel.


                                                  /s/ Yosef Shimony
                                                  -------------------
                                                      Yosef Shimony
                                                       C.P.A (Isr.)

                                 1 May 2002



                  Auditors' Report to the Shareholders of

                          Koor Trusts (1995) Ltd.




I have audited the accompanying balance sheets of Koor Trusts (1995) Ltd. (the "Company") as at December 31, 2001 and 2000, and the related statements of operations, shareholders' equity, and cash flows, for each of the three years, the last of which ended December 31, 2001. These financial statements are the responsibility of the Company's Board of Directors and of its Management. My responsibility is to express an opinion on these financial statements based on my audits.

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

In my opinion, based on my audits, the financial statements referred to above present fairly, in all material respects, as of December 31, 2001 and 2000 and the results of their operations, the changes in shareholders' equity and their cash flows for each of the three years, the last of which ended December 31,2001, in conformity with accounting principles generally accepted in Israel.

As explained in note 2, the above-mentioned financial statements are stated in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with opinions of the Institute of Certified Public Accountants in Israel.



                                                  /s/ Yosef Shimony
                                                  --------------------
                                                    Yosef Shimony
                                                     C.P.A (Isr.)

                              AUDITORS' REPORT

                           To the shareholders of


                      "ALDA" ISRAEL FOREIGN TRADE LTD.


We have audited the accompanying balance sheets of "Alda" Israel Foreign Trade Ltd. ("the Company") as at December 31, 2001 and 2000, and the related statements of operations, changes in equity and cash flows for each of the three years, the last of which ended December 31, 2000. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of a certain company the investment in which on the equity basis of accounting totaled NIS 65 million and NIS 65 million as of December 31, 2001 and 2000, respectively, and the Company's share in the net income of which totaled NIS 1,307 thousand, and NIS 780 thousand for the years ended December 31, 2000 and 1999, respectively. These statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to data included for this certain company, is based solely on the reports of the other auditors.

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

The Company has restated its financial statements for the year ended December 31, 2000 in order to retroactively reflect the effect of the operating results of an investee whose investment in the financial statements for December 31, 2000 did not include its operating results for 2000 (see Note 2) - a change to which we concur.

As no audited statements of other auditors were furnished, the investment in investee was included according to the adjusted book value as of December 31, 2000. The statement of operations does not include the Company's share in the results of operations of that investee for the year ended December 31, 2001.

In our opinion, except for the absence of information referred to in the preceding paragraph, based on our audits and the reports of the above-mentioned other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2001 and 2000, and the results of its operations, the changes in its equity and its cash flows for each of the three years, the last of which ended December 31, 2001, in conformity with accounting principles generally accepted in Israel.

As explained in Note 2, the above-mentioned financial statements are stated in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with opinions of the Institute of Certified Public Accountants in Israel.

                                       /s/ KOST, FORER & GABBAY
                                       ----------------------------
Tel-Aviv, Israel                     KOST, FORER & GABBAY
March 14, 2002                       A Member of Ernst & Young International

Kost, Forer & Gabbay                                  Phone: 972-3-6232525
3 Aminadav St     .                                   Fax:   972-3-5622555
Tel-Aviv 67067, Israel

AUDITORS' REPORT
To the shareholders of
KOOR TRADE LTD.

We have audited the accompanying balance sheets of Koor Trade Ltd. ("The Company") as at December 31, 2001 and 2000, and the related statements of operations, changes in deficiency and cash flows for each of the three years, the last of which ended December 31, 2001. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of a certain company the investment in which on the equity basis of accounting totaled NIS 41.6 million and NIS 41.6 million as of December 31, 2001 and 2000, respectively, and the Company's share in the net income of which totaled NIS 2,522 thousand, and NIS 838 thousand for the years ended December 31, 2000 and 1999, respectively. These statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to data included for this certain company, is based solely on the reports of the other auditors.

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

The Company has restated its financial statements for the year ended December 31, 2000 in order to retroactively reflect the effect of the operating results of an investee whose investment in the financial statements for December 31, 2000 did not include its operating results for 2000 (see Note 2g.) - a change to which we concur.

As no audited statements of other auditors were furnished, the investment in investee was included according to the adjusted book value as of December 31, 2000. The statement of operations does not include the Company's share in the results of operations of that investee for the year ended December 31, 2001.

In our opinion, except for the absence of information referred to in the preceding paragraph, based on our audits and the reports of the other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2001 and 2000, and the results of its operations, the changes in its deficiency and its cash flows for each of the three years, the last of which ended December 31, 2001, in conformity with accounting principles generally accepted in Israel.

As explained in Note 2, the above-mentioned financial statements are stated in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with opinions of the Institute of Certified Public Accountants in Israel.

Tel-Aviv, Israel
March 14, 2002
                                    /s/ KOST, FORER & GABBAY
                                    ------------------------
                                       KOST, FORER & GABBAY
                                    A Member of Ernst & Young International

                              AUDITORS' REPORT

                           To the Shareholders of

                              KOORSHEVEL LTD.


We have audited the attached balance sheets of Koorshevel Ltd. (hereafter - the company) as at December 31, 2001 and 2000, and the statements of loss and of capital defiency for the year ended December 31, 2001(hereafter - the financial statements). These financial statements are the responsibility of the company's board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with US generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the board of directors and management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a fair basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the company as at December 31, 2001 and 2000 and the results of its operations and the change in its capital deficiency for the year ended December 31, 2001, in conformity with accounting principles generally accepted in Israel (insofar as the company is concerned such principles are identical with those generally accepted in the USA).

As explained in note 2a., the financial statements referred to above are presented in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.


Ramat-Gan, Israel
March 11, 2002
                                       /s/ LION, ORLITZKY &CO.
                                       -----------------------
                                          LION, ORLITZKY & CO.
                                       Certified Public Accountants (Isr.)

                        Independent Auditor's Report
                        ----------------------------


We have audited the accompanying balance sheets of Koor Electronics Ltd. (hereafter - the Company) as of December 31, 2001 and 2000, and the related statements of operations and changes in deficit for each of the three years in the period ended December 31, 2001. These financial statements are in the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2001 and 2000, and the results of its operations and changes in deficit for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

As explained in note 2, the above-mentioned financial statements are stated in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with opinions of the Institute of Certified Public Accountants in Israel.


Ramat-Gan, Israel
March 7, 2002
                              /s/ Oren Horowitz & Co. - H. Wallenstein & Co.
                              -----------------------------------------------
                              OREN HOROWITZ & CO - H. WALLENSTEIN & CO
                                     Certified Public Accountants (Isr.)

Kost, Forer & Gabbay                                     Phone: 972-3-6232525
3 Aminadav St     .                                      Fax:   972-3-5622555
Tel-Aviv 67067, Israel


AUDITORS' REPORT

To the shareholders of

SOLOR AGENCIES LTD.


We have audited the accompanying balance sheets of Solor Agencies Ltd. ("the Company") as at December 31, 2001 and 2000, and the related statements of operations, changes in equity (deficiency) and cash flows for each of the three years, the last of which ended December 31, 2001. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2001 and 2000, and the results of its operations, the changes in its equity (deficiency) and its cash flows for each of the three years, the last of which ended December 31, 2001, in conformity with accounting principles generally accepted in Israel.

As explained in Note 2, the above-mentioned financial statements are stated in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with opinions of the Institute of Certified Public Accountants in Israel.

Without qualifying our opinion, we wish to draw attention to the matter discussed in Note 1a. to the financial statements. The Company has suffered losses amounting to approximately NIS 94 thousand for the year ended December 31, 2001 and has a working capital deficiency as of December 31, 2001 amounting to approximately NIS 1,319 thousand. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments for the amounts and classification of assets or the amounts and classification of liabilities that may result should the Company not be able to continue and to operate as a "going concern".

Tel-Aviv, Israel
March 14, 2002
                                       /s/ KOST, FORER & GABBAY
                                       -------------------------
                                       KOST, FORER & GABBAY
                                       A Member of Ernst & Young International

                                                ANDERSEN LUBOSHITZ KASLERER


REPORT OF INDEPENDENT AUDITORS

TO THE SHAREHOLDERS OF

KNAFAIM - ARKIA HOLDINGS LIMITED

We have audited the accompanying balance sheets of Knafaim - Arkia Holdings Limited ("the Company") and the consolidated balance sheets as of December 31, 2001 and 2000, and the related statements of income, shareholders' equity and cash flows - of the Company and consolidated - for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of subsidiaries whose assets constitute approximately 1.9% and 2.1% of total consolidated assets as at December 31, 2001 and 2000, respectively, and whose revenues constitute approximately 31%, 25% and 18% of total consolidated revenues for the years ended December 31, 2001, 2000 and 1999, respectively. Also we did not audit the financial statements of affiliated companies, the investment in which is U.S.$17,418,000 and U.S.$19,901,000 as at December 31, 2001 and 2000,
respectively, and the Company's equity in their earnings (losses) is U.S.$798,000, U.S.$1,043,000 and U.S.$(970,000) for the years ended
December 31, 2001, 2000 and 1999, respectively. The financial statements of those companies were audited by other auditors whose reports were furnished to us, and our opinion, insofar as it relates to the amounts included for those companies, is based on the reports of the other auditors.

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

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position - of the Company and on a consolidated basis - as at December 31, 2001 and 2000, and the results of operations, shareholders' equity and cash flows - of the Company and on a consolidated basis - for each of the three years in the period ended December 31, 2001, in conformity with generally accepted accounting principles in Israel.

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


Tel Aviv, March 18, 2002
                                           /s/ Luboshitz Kasierer
                                           ----------------------
                                           Luboshitz Kasierer
                                           Certified Public Accountants (Isr.)

                                                                   Deloitte
                                                                    & Touche
                                                          Brightman Almagor

                              AUDITORS' REPORT

           TO THE SHAREHOLDERS OF MASHAL ALUMINA INDUSTRIES LTD.

We have audited the accompanying balance sheets of Mashal Alumina Industries Ltd. ("the Company") as at December 31, 2001 and 2000, and the related statements of operations, for each of each of the two years in period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as wcll as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2001 and 2000, and the results of its operations, for the period of two years ended December 31, 2001 in conformity with accounting principles generally accepted in Israel.

As explained in Note 2 the above mentioned Financial statements are stated in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with opinions of the Institute of Certified Public Accountants in Israel.

/s/ Brightman Almagor & Co.
---------------------------
Brightman Almagor & Co.
Certified Public Accountants


FEBRUARY 20, 2002

                        Independent Auditor's Report
                        ----------------------------


We have audited the accompanying balance sheets of Telrad Business Communication Ltd. (hereafter -- the Company) as of December 31 , 2001 and 2000, and the related statements of operations, changes in equity and of cash flows for each of the three years in the period ended December 31, 2001. These financial statements are in the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2001 and 2000, and the results of its operations, its changes in equity and its cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

As explained in note 2, the above-mentioned financial statements are stated in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with opinions of the Institute of Certified Public Accountants in Israel.

Ramat-Gan, Israel
March  7, 2002

                              /s/ Oren Horowitz & Co. - H. Wallenstein & Co.
                              -----------------------------------------------
                              OREN HOROWITZ & CO - H. WALLENSTEIN & CO
                                     Certified Public Accountants (Isr.)

                        INDEPENDENT AUDITORS' REPORT

                           To the Shareholders of

                       SHERATON MORIAH (ISRAEL) LTD.

We have audited the accompanying balance sheets of Sheraton Moriah (Israel) Ltd. ("the Company") as of December 31, 2001 and 2000, and the consolidated balance sheets -of the Company and on a consolidated basis -at such dates and the related statements of operations, shareholders' equity, and cash flows-of the Company and on a consolidated basis - for each of the three years in the period ended December 31,2001. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audit

We did not audit the financial statements of certain subsidiaries consolidated whose assets constitute 4% and 10% of the total consolidated assets as at December 31, 2001 and 2000, respectively, and whose revenues constitute 19%, 26% and 0% of the total consolidated revenues for each of the three years in the period ended December 31, 2001, respectively. The financial statements of those companies were audited by other auditors whose report thereon were furnished to us and our opinion, insofar as it relates to amounts included in respect thereof is based solely on the said report of the other auditors. Furthermore, the data included in the consolidated financial statements relating to the equity in investees are based on the financial statements audited by other auditors.

We conducted our audits in accordance with U S generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the company's board of directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and reports of the other auditors provide a reasonable basis for our opinion, except for matter discussed in the following paragraph.

The financial statements of proportionately consolidated subsidiaries whose assets and revenues constitute 30% and 27% of the total consolidated assets and revenues at December 31, 2001 and for the year then ended, respectively, have not been approved by the management of these companies and, therefore, not yet received the respective auditor reports.

In our opinion, except for the possible effect of adjustments that might have been required had the financial staements noted in the preceding papragraph been received, based on our audits and on the reports of the other auditors, the financial statements referred to above present fairly, in all material respects, the financial position - of the Company and on a consolidated basis - at December 31, 2001 and 2000 and the results of their operations, changes in shareholders' equity and cash flows- for the Company and on a conslidated basis- for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in Israel.

As explained in Note 2, the above-mentioned financial statements are stated in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.

Tel Aviv,
March 10, 2002
                                             Sincerely yours,

/s/ Lion, Orlitzky & Co.                     /s/ Brightman Almagor & Co.
------------------------                     ---------------------------
Lion, Orlitzky & Co.                         Brightman Almagor & Co.
Certified Public Accountants (Isr.)          Deloitte Touche Tomatsu
                                             Certified Public Accountants (Isr.)

Auditors' Report to the shareholders of
Koor Hanpakot Ltd.


 We have audited the accompanying balance sheets of Koor Hanpakot Ltd. as of December 31, 2001 and 2000 and the related statements of operations, shareholders' equity and cash flows for each of the three years, the last of which ended December 31, 20001 These financial statements are the responsibility of the Company's Board of Directors and of its Management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of the company as of December 31, 2001and 2000 and the results of its operations, the changes in its shareholders' equity and its cash flows for each of the three years, the last of which ended December 31, 2001, in conformity with accounting principles generally accepted in Israel.

As explained in note 1b, the above mentioned financial statements are stated in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with opinions of the Institute of Certified Public Accountants in Israel.

Tel-Aviv
                                          /s/ Kesselman & Kesselman
                                          ---------------------------
                                          Kesselman & Kesselman
         February 19, 2002                Certified Public Accountants (Isr.)

                               March 14, 2002

                  Auditors' Report to the Shareholders of

                            Koor Properties Ltd.

I have audited the accompanying balance sheets of Koor Properties Ltd. (the "Company") as at December 31, 2001 and 2000, and the consolidated balance sheets of the Company and its subsidiaries as at such dates, and the related statements of operations, shareholders' equity, and cash flows, for each of the three years, the last of which ended December 31, 2001. These financial statements are the responsibility of the Company' s Board of Directors and of its Management. My responsibility is to express an opinion on these financial statements based on my audits.

I did not audit the financial statements of certain subsidiaries, whose revenue constitute 3% and 11% of the total consolidated revenues for the years ended December 31, 2001, 2000 repectively. The financial statements of those subsidiaries were audited by other auditors whose reports thereon were furnished to me. My opinion, insofar as it relates to amounts emanating from the financial statements of such subsidiaries, is based solely on the said reports of the other auditors. Furthermore, the data included in the financial statements relating to the net asset value of the Company' s investments in affiliates and to its share in their operating results is based on the financial statements of such affiliates, some of which were audited by other auditors.

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

In my opinion, based on my audits and on the reports of the above-mentioned other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of the Company and the consolidated financial position of the Company and its subsidiaries as of December 31, 2001 and 2000 and the results oftheir operations, the changes in shareholders' equity and their cash flows for each of the three years, the last of which ended December 31, 2001, in conformity with accounting principles generally accepted in Israel.

As explained in note 2, the above-mentioned financial statements are stated in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with opinions of the Institute of Certified Public Accountants in Israel. .

                                                     /s/ Yosef Shimony
                                                     ------------------
                                                     Yosef Shimony
                                                     C.P.A (Isr.)

                        INDEPENDENT AUDITORS' REPORT


The Board of Directors of
Isram Wholesale Tours and Travel, Ltd. and Subsidiaries
(A Majority-Owned Subsidiary of Koor Industries Limited)

We have audited the accompanying consolidated balance sheets of Isram Wholesale Tours and Travel, Ltd. and Subsidiaries (a majority-owned subsidiary of Koor Industries Limited) as of December 31, 2001 and 2000, and the related consolidated statements of income (loss) and retained earnings, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Isram (Israel) Touring, Ltd., a wholly owned subsidiary, which statements reflect total assets of $1,734,000 and $2,555,000 as of December 31, 2001 and 2000, respectively, and total revenue of $ 5,823,000, $28,870,000 and $23,679,000 for the years ended
December 31, 2001, 2000 and 1999, respectively. These statements were audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to the amounts included for Isram (Israel) Touring, Ltd., is based solely on the report of the other auditors.

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

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Isram Wholesale Tours and Travel, Ltd. and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.


/s/ Israeloff, Trattner & Co. P.C.
---------------------------------
Valley Stream, New York
February 20, 2002, except as to
foreign operations, covered by
the other auditors' report, as
to which the date is March 8, 2002

                                                   BDO Seidman, LLP
                                                   Accountants and Consultants



Independent Auditors' Report


Telrad Tenecs, Inc.
Woodbury, New York

We have audited the accompanying consolidated balance sheets of Telrad Tenecs, Inc. (formerly Telrad Networks, Inc.) ( a wholly-owned subsidiary of Telrad Tenecs Ltd.) and Subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of income and retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Telrad Tenecs, Inc. at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.


/s/ BDO Seidman, LLP

January 25, 2002