Form 20-F
period 2002-12-31
KOOR INDUSTRIES LTD
filed 2003-07-15
CIK 791531

As filed with the Securities and Exchange Commission on July 15, 2002
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 20-F

               Annual Report pursuant to Section 13 or 15(d) of
                      the Securities Exchange Act of 1934

                  For the fiscal year ended December 31, 2002

                         Commission file number 1-9178

                             KOOR INDUSTRIES LTD.
 ------------------------------------------------------------------------------
   (Exact name of Registrant as specified in its charter and translation of
                        Registrant's name into English)


                                    Israel
 ------------------------------------------------------------------------------
                (Jurisdiction of incorporation or organization)

                14 Hamelacha Street, Rosh Ha'ayin 48091, Israel
 ------------------------------------------------------------------------------
                   (Address of principal executive offices)

 Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                                         Name of Each Exchange
           Title of Each Class                            On Which Registered
------------------------------------------              -----------------------

    American Depositary Shares, Each                     New York Stock Exchange
       Representing 0.20 Ordinary
  Shares, Par Value NIS 0.001 Per Share

 Securities registered or to be registered pursuant to Section 12(g) of the Act:

                                     None
 ------------------------------------------------------------------------------
                               (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                     None
 ------------------------------------------------------------------------------
                               (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:
                     15,882,405 Ordinary Shares, Par Value NIS 0.001 Per Share
                    ----------------------------------------------------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:



         Yes   _X_           No     ___



Indicate by check mark which financial statements the registrant has elected to follow:



         Item 17   _X_       Item 18    ___
================================================================================

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

         In this annual report, unless otherwise specified or unless the context otherwise requires, all references to "$" or "dollars" are to U.S. dollars and all references to "NIS" are to New Israeli Shekels. Unless otherwise stated, certain amounts reported in adjusted NIS on Koor's consolidated financial statements for the year ended December 31, 2002 have been translated into U.S. dollars for the convenience of the reader at the exchange rate of the dollar on December 31, 2002 (NIS 4.737 = $1.00), as published by the Bank of Israel (see Note 2B(1) to our consolidated financial statements included elsewhere in this annual report). Therefore, it is possible to compute the dollar equivalent of any of the figures in adjusted NIS by dividing such NIS by the rate of exchange at December 31, 2002.

         In this document, all references to Koor's percentage of equity ownership in its subsidiaries are prior to having taken into account the possible dilution that may be caused by the exercise of options granted to executive officers of certain subsidiaries or of other convertible securities.


                               TABLE OF CONTENTS

                                    PART I

Item 1.     Identity of Directors, Senior Management and Advisers...........................1
Item 2.     Offer Statistics and Expected Timetable.........................................1
Item 3.     Key Information.................................................................1
Item 4.     Information on the Company.....................................................14
Item 5.     Operating and Financial Review and Prospects...................................44
Item 6.     Directors, Senior Management and Employees.....................................66
Item 7.     Major Shareholders and Related Party Transactions..............................76
Item 8.     Financial Information..........................................................78
Item 9.     The Offer and Listing..........................................................82
Item 10.    Additional Information.........................................................84
Item 11.    Quantitative and Qualitative Disclosures About Market Risk.....................98
Item 12.    Description of Securities Other than Equity Securities........................100

                                    PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies...............................101
Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds..101
Item 15.    Controls and Procedures.......................................................101
Item 16.    [Reserved]....................................................................101

                                   PART III

Item 17.    Financial Statements..........................................................102
Item 18.    Financial Statements..........................................................102
Item 19.    Exhibits......................................................................102

Index to Consolidated Financial Statements................................................F-1


                                    PART I

Item 1.    Identity of Directors, Senior Management and Advisers.
           ------------------------------------------------------

           Not Applicable.

Item 2.    Offer Statistics and Expected Timetable.
           ----------------------------------------

            Not Applicable.

Item 3.    Key Information.
           ----------------

Selected Financial Data

         The following selected consolidated financial data as of December 31, 2001 and 2002 and for the years ended December 31, 2000, 2001 and 2002 has been derived from our audited consolidated financial statements. These financial statements have been prepared in accordance with generally accepted accounting principles in Israel, or Israeli GAAP, which differ in certain respects from U.S. GAAP (see Note 28 to our consolidated financial statements included elsewhere in this annual report), and audited by KPMG Somekh Chaikin, independent certified public accountants in Israel. The consolidated selected financial data as of December 31, 1998, 1999 and 2000 and for the years ended December 31, 1998 and 1999 have been derived from other audited consolidated financial statements not included in this annual report and have also been prepared in accordance with Israeli GAAP and audited by KPMG Somekh Chaikin. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to "Item 5, Operating and Financial Review and Prospects" and the consolidated financial statements and notes thereto and other financial information included elsewhere in this annual report.

         The financial data amounts are expressed in adjusted NIS or in dollars. For the convenience of the reader, the 2002 data contains translation of NIS into dollars. No representation is made that NIS amounts have been, could have been or can be converted into dollars at the prevailing rate on December 31, 2002, or at any other rate. All figures have been adjusted to reflect the increase in the Israeli Consumer Price Index, or CPI, and are accordingly all expressed in terms of the purchasing power as of December 31, 2002, and not in the figures as originally reported.

                                                                      Year Ended December, 31
                                        ------------------------------------------------------------------------------------
                                           1998             1999          2000           2001           2002         2002
                                        -----------      ---------      --------      ---------      ---------    ----------
                                                          (In thousands, except share and per share data)
                                                        Adjusted NIS as of December 31, 2001                      US Dollars
                                        ----------------------------------------------------------------------    ----------
Operating Data:
Israeli GAAP:
Net sales...........................     12,041,299      9,972,689     8,451,292      7,606,807      7,236,193     1,527,590
Gross profit........................      2,922,627      2,493,827     2,135,011      1,730,350      1,818,285       383,848
Operating earnings..................        686,555        763,445       727,211        365,323        489,083       103,248
Financial expense, net..............        229,388        342,367       329,256        440,745        400,177        84,479
Other income (expense), net.........         (5,921)       238,833       171,265       (634,623)         5,936         1,253
Minority interest, net..............        296,465         (8,691)      (55,141)         8,528        (61,203)      (12,920)
Net earnings (loss) from continuing
  activities........................        (18,817)       627,927        57,811     (2,672,016)      (781,704)     (165,020)
Result of discontinued
  activities, net...................         69,707        (34,879)      231,287        (29,841)            -             -
Net earnings (loss).................         50,890        593,049       289,098     (2,701,857)      (781,704)     (165,020)

Basic earnings (loss) per share.....           3.31          37.69         18.79        (177.89)        (51.52)       (10.88)
Weighted average number of shares
  used in computing basic earnings
  (loss) per share..................     15,723,996     15,737,564    15,384,206     15,188,463     15,173,291    15,173,291

Diluted earnings (loss) per share...           3.31          37.33         18.71        (177.89)        (51.52)       (10.88)
Weighted average number of shares
  used in computing diluted earnings
  (loss) per share..................     15,723,996     16,062,126    15,597,253     15,188,463     15,173,291    15,173,291

U.S. GAAP:
Income (loss)  before extraordinary
  item..............................         44,683        575,018       270,749    (2,675,351)      (776,192)     (163,857)

Net income (loss)...................         46,645        580,931       270,749    (2,675,351)      (776,192)     (163,857)
Basic earnings (loss) per ordinary
  share.............................           2.99          36.92         17.59       (176.14)        (51.15)       (10.80)
Basic earnings (loss) per ADS.......           0.60           7.38          3.52        (35.23)        (10.23)        (2.16)
Diluted earnings (loss) per ordinary
  share.............................           2.98          36.56         17.52       (176.14)        (51.15)       (10.80)
Diluted earnings (loss) per ADS.....           0.60           7.32          3.50        (35.23)        (10.23)        (2.16)

Balance Sheet Data:
Israeli GAAP:
Working capital.....................      3,766,005        982,942     1,067,584      1,895,711      1,195,850       252,449
Total assets........................     19,208,395     18,760,251    16,006,607     13,773,648     13,704,136     2,892,999
Short-term debt.....................      2,949,271      3,843,736     2,911,151      1,846,459      2,359,985       498,202
Long-term debt......................      5,071,466      4,395,962     3,586,142      5,029,618      4,422,951       933,703
Shareholder's equity................      4,401,992      4,735,491     4,650,750      2,238,010      1,760,352       371,617

U.S. GAAP:
Total assets........................     19,425,845     18,965,551    16,173,124     14,284,638     14,293,671     3,017,452
Shareholder's equity................      4,366,719      4,776,040     4,531,714      2,176,091      1,740,697       367,468
Number of shares outstanding........     15,723,327     15,730,971    15,192,379     15,168,884     15,173,377    15,173,377

Exchange Rate Information

         The following table shows, for each of the months indicated the high and low exchange rates between New Israeli Shekels and U.S. dollars, expressed as shekels per U.S. dollar and based upon the daily representative rate of exchange as reported by the Bank of Israel:

Month                                          High (NIS)          Low (NIS)
------------------                           ---------------     ---------------
December 2002..............................      4.791               4.632
January 2003...............................      4.898               4.769
February 2003..............................      4.924               4.810
March 2003.................................      4.858               4.687
April 2003.................................      4.671               4.521
May 2003...................................      4.577               4.373

         The following table shows, for periods indicated, the average exchange rate between New Israeli Shekels and U.S. dollars, expressed as shekels per U.S. dollar, calculated based on the average of the exchange rates on the last day of each month during the relevant period as reported by the Bank of Israel:

Year                                               Average (NIS)
--------------                                     --------------
1998.............................................        3.802
1999.............................................        3.142
2000.............................................        4.078
2001.............................................        4.203
2002.............................................        4.738

         On June 25, 2003, the exchange rate was NIS 4.386 per U.S. dollar as reported by the Bank of Israel.

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

         We did not pay or declare any dividend for 2002 or 2001. We paid final dividends of NIS4.10 per share in 2000.

Risk Factors

         Risks Related to Koor

         We depend on our subsidiaries and affiliates for dividends and management fees.

         We conduct our business primarily through our wholly and partially owned subsidiaries and affiliates, and are partially dependent upon management fees and cash distributions from our subsidiaries and affiliates as a source of cash flow for funding our corporate level activities. We received management fees in the amount of NIS 36 million and NIS 35 million in 2002 and 2001, respectively, pursuant to management agreements between us and several of our subsidiaries and affiliates. In addition, in 2002 and 2001 we received NIS 21 million and NIS 20 million, respectively in dividends from Makhteshim-Agan Industries Ltd., or MA Industries. In 2000, we received NIS 380 million in dividends from subsidiaries and affiliates, of which NIS 244 million was received from Telrad Networks Ltd., or Telrad, and NIS 62 million was received from Koor Properties Ltd, or Koor Properties. In recommending dividends and approving management fees, the directors and applicable committees of each of our subsidiaries must take into consideration the legal, tax, and financial effects of such dividends and management fees, as well as the best interests of each such subsidiary. In addition, several of our subsidiaries and affiliates are subject to dividend payment restrictions derived from their organizational documents, credit agreements and tax considerations. If we were to experience a substantial reduction in the level of payments of dividends and management fees, there can be no assurance that alternative sources of cash flow, including bank loans and asset sales, would be available for us to carry out our investment plans, pay dividends on our capital stock and service our debt.

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

         For the years ended December 31, 2002 and 2001, our telecommunication equipment business accounted for approximately 11.5% and 16.3%, respectively, of our consolidated net sales. Our business in this industry is primarily conducted through our consolidated subsidiary Telrad. We also own approximately 31% of ECI Telecom Ltd., or ECI, a publicly traded company engaged in the telecommunication equipment business. Telrad's systems and ECI's systems are used by telecommunications carriers and service providers.
Many telecommunications carriers and service providers in markets throughout the world have experienced, and are continuing to experience, substantial declines in sales and revenues and have incurred significant operating losses. In addition, many carriers and service providers have stopped deploying new networks or have ceased operations completely and are no longer potential users of Telrad's products or ECI's products. The general worldwide economic downturn has curtailed the ability of existing and prospective carriers and service providers to finance purchases of products such as Telrad's and ECI's, leading to a sharp decline in orders for new telecommunications equipment. Also, we expect the number of carriers and service providers to remain small because of the substantial capital requirements involved in establishing networks.

         For these reasons, Telrad and to a lesser extent ECI, have experienced severe declines in sales since the beginning of 2001 and were forced to take substantial measures to reduce expenses during 2001 and 2002, including downsizing manpower, streamlining operations and divestiture of non-core businesses. As a result of the losses incurred by ECI during 2001 and 2002, we reduced the book value of our investment in ECI and wrote-off the excess goodwill relating to that investment. The reduction in book value and writing-off of goodwill in ECI, together with our share in ECI's losses and the losses recorded by Telrad, represented nearly 80% of our consolidated losses for the year ended December 31, 2001 and approximately 72% of our consolidated losses for the year ended December 31, 2002.

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

         For the years ended December 31, 2002 and 2001, our telecommunication equipment and defense electronics businesses accounted for approximately 35.3% and 35.2%, respectively, of our consolidated net sales, and 67.8% and 63.5%, respectively, of our total consolidated research and development expenses. In addition, for the years ended December 31, 2002 and 2001, our investment in ECI accounted for 65.4% and 59.7%, respectively, of our total investments in the telecommunications equipment industry. The businesses and markets in these segments are characterized by rapid technological development. Consequently, the ability to anticipate changes in technology and to develop and introduce new and enhanced products incorporating such new technologies on a timely basis will be significant factors in the ability of these businesses to grow and remain competitive. We cannot assure you that we will be able to develop new products and technologies on a timely basis in order to remain competitive in the telecommunication equipment and defense electronics industries. In addition, one of our objectives is to continue to seek to apply several of the advanced technologies developed in our defense electronic businesses to new commercial products. However, we cannot assure you that such technologies will be successfully applied or that markets will develop for such products.

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

         Telrad, one of our significant subsidiaries, is substantially dependent upon its relationship with Nortel as a key supplier of technology and as a key customer of Telrad's products. For the years ended December 31, 2002 and 2001, approximately 8.6% and 9.0%, respectively, of our consolidated net sales and 69.1% and 71.7%, respectively, of Telrad's sales were derived from sales to Nortel. Accordingly, Telrad's sales volume is directly influenced by Nortel's sales forecasts and actual purchases. Although we and Telrad believe that the relationship with Nortel is generally good, if such relationship was to be terminated or diminished for any reason, it could have a material adverse affect on Telrad's business, financial condition or results of operation, which may have an adverse effect on our business as a whole.

         We rely on the expiration of patents and depend on regulatory approval in the agrochemicals industry.

         For the years ended December 31, 2002 and 2001, our agrochemicals business accounted for approximately 58.3% and 54.9%, respectively, of our consolidated net sales. Several of our subsidiaries specialize in the improvement and production of generic agrochemical products, which are products that are based on expired patents. Development of new generic products requires substantial expenditures for research and development, product registration, construction of production lines and marketing in support of new product introduction. An important component for the growth of the agrochemicals business is the successful introduction of new generic chemical products to the market in a timely manner (promptly after patents expire). Reintroduction of any new legislation to extend the life of patents on chemical products could adversely affect the ability of the agrochemicals business to introduce new products.

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

         Through Koor Corporate Venture Capital, or Koor CVC, we invest from time to time in start-up companies and venture capital funds. As of December 31, 2002, we had invested, through Koor CVC, approximately $147 million in such start-up companies and venture capital funds and had committed to invest an additional $36 million in these venture capital funds. In May 2003, Koor CVC entered into an agreement with a secondary venture capital fund to sell part of its commitment to these venture capital funds, which sale was completed on June 23, 2003. As a result of this sale, Koor CVC's future commitment to invest in these external venture capital funds was reduced to $12 million. This amount may be drawn upon by the funds at any time over the next 5-7 years, based upon their needs.

         During 2002, through Koor CVC, we invested in, and made loans to, startup companies in the amount of approximately $5 million and we transferred approximately $7 million to our portfolio venture capital funds, as part of our commitment to invest in these external funds. Our investment in hi-tech and venture capital companies carries with it a high level of risk. The main risk factors are:

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

         During October 1997, following the publication of a newspaper article containing details about alleged violations of the Law for Restrictive Trade Practices, 1988 (Israeli Antitrust Law) regarding price coordination and lack of competition between Tadiran Ltd., or Tadiran (our wholly-owned subsidiary), Tadiran Telecommunication Ltd., or TTL (a former subsidiary of Tadiran which merged with ECI in 1999), and Telrad, the Commissioner of Restrictive Trade Practices (Israeli Antitrust Authority) conducted an investigation at the offices of Tadiran, TTL and Telrad and at our offices, during which documents were confiscated, employees were questioned and additional information was requested and provided.

         On December 13, 1998, the Investigations Department of the Israeli Office of Restrictive Trade Practices (Israeli Antitrust Authority) announced in a press release that it had concluded the investigation regarding allegations of illegal restrictive arrangements between us, Tadiran, TTL, Telrad, The Israel Telecommunications Corporation Limited, or Bezeq, and Bezeqcall Communications Ltd. in the field of the supply of public switches and in the Network Termination Point, or N.T.R, area. According to the press release, the investigators recommended indicting some of the examinees as a result of the investigation of several allegations, and the Legal Department of the Israeli Antitrust Authority will decide if offenses were in fact committed and if there is sufficient evidential basis for trial.

         On March 4, 2002, Tadiran Ltd., or Tadiran (which committed to indemnify ECI on any damage resulting from the issues under review by the Israeli Antitrust Authority), TTL and Telrad received notice from the Israeli Antitrust Authority that the Israeli Antitrust Authority is considering the possibility of bringing each of these companies to trial for offenses against the Israeli Antitrust Law, as a result of the actions of these companies with regard to the supply of public switches between the years of 1993 and 1997. The Israeli Antitrust Authority's notice states that the allegations against Telrad and Tadiran in the field of N.T.R. are still being reviewed by the commissioner of the Israeli Antitrust Authority. See also note 18A to our consolidated financial statements included elsewhere in this annual report.

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

         For the years ended December 31, 2002 and 2001, sales of military products accounted for approximately 23.8% and 18.9%, respectively, of our consolidated net sales. Around the world and in Israel demand for military products has been generally declining during the past few years. Since the beginning of 2001, however, worldwide demand for high tech military equipment and products has increased as many countries are improving their existing military equipment with new technology and investing in new products while reducing their expenditures on traditional military equipment. In Israel, there has been a strengthening of the upward trend in demand for defense electronic products as reflected in the size and rate of receipt of orders, and the increase in backlog which was approximately NIS 3.1 billion and NIS
3.4 billion as of December 31, 2002 and 2001, respectively. This trend is likely to have a positive influence on the profitability and financial condition of our defense electronic business. However, in the event that general military expenditures continue to decline worldwide and are reduced in Israel for systems or projects of the type we produce or perform, and are not offset by greater foreign sales or other new systems or products, there will be a reduction in the volume of contracts or subcontracts we are awarded. Such reductions may result in a material adverse effect on our results of operations and financial condition.

         A continuation of the recent political and economic crisis in Argentina could have a negative impact on our agrochemicals business.

         The serious deterioration in the political and economic situation in Argentina that started in December 2001 has continued throughout 2002 and during the first half of 2003. This deterioration resulted in the Argentine government declaring an official default on Argentina's foreign debt payments in December 2001. In the beginning of 2002, the Argentine government announced the end of the parity of the Argentine Peso to the U.S. dollar. As a result, the Argentine Peso lost approximately 98% of its value as of December 31, 2002 and may continue to lose value. In addition, in July 2002 the government of Argentina published regulations setting the various rates for the linkage of customer debt payments to the dollar, so that customer debts deriving from the sale of agricultural inputs denominated in dollars would be paid at the dollar exchange rate applicable on the date of payment, less discounts ranging from 25% to 60%, which were determined according to the products for which the agricultural inputs were used, as defined in those regulations.

         As a result of the devaluation, the assets of MA Industries' operations in Argentina, which consisted primarily of trade and other receivables, decreased by $15 million. In view of the economic and political situation in Argentina and the experience gained in the application of the regulations published by its governments, MA Industries recorded a net one-time write-off of $10.8 million in 2002 and $8 million in 2001, primarily in respect of bad debts and erosion of the assets of the consolidated company in Argentina. In addition, MA Industries and several of its subsidiaries have guaranteed indebtedness to banks of its Argentine subsidiary in a total amount of $17 million. For the year ended December 31, 2002 and 2001, sales by MA Industries' Argentine operations represented approximately 1.3% and 2.5%, respectively, of MA Industries' total sales those years. A continuation of this recession in the Argentine economy, including the high inflation levels and the rapid devaluation of the Argentine Peso against the dollar could adversely affect MA Industries' results of operations.

         Risks Related to Israel

         Exchange rate fluctuations and inflation in Israel impact our business.

         A significant portion of the sales of our major subsidiaries and affiliates are made outside Israel in dollars or other non-Israeli currencies while these companies incur significant portions of their expenses in NIS. Alternatively, some subsidiaries and affiliates whose sales are principally in NIS incur expenses in dollars or in other non-Israeli currencies. For example, a significant portion of the sales of our telecommunication equipment, defense electronics and the agrochemicals businesses are in dollars, whereas a significant portion of these businesses expenses are incurred in NIS and are generally linked to the Israeli CPI. In addition, certain borrowings are linked to the dollar or other non-Israeli currencies or to the CPI. During the calendar years 2000, 2001 and 2002, the annual rate of inflation was approximately 0%, 1.4% and 6.5%, respectively while the NIS was devalued against the dollar by approximately -2.7%, 9.3% and 7.3%, respectively. Consequently, during the calendar years 2000, 2001 and 2002, the annual rate of inflation as adjusted for devaluation was approximately 2.7%, -7.2% and -0.8%, respectively. Continued deflation in Israel or a delay in or lack of any devaluation of the NIS in relation to the dollar or other currencies may have a material adverse effect on our results of operations and financial condition.

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

         Generally, Israeli adult male citizens and permanent residents through the age of 48 are obligated to perform up to 36 days of military reserve duty annually. Some of our directors, officers and employees are currently obligated to perform annual reserve duty. Additionally, under emergency circumstances, all such persons are subject to being called to active duty at any time. We have operated effectively under these requirements since we began operations. No assessment can be made, however, as to the full impact of these requirements on our workforce or business if conditions should change and we cannot predict the effect on us of any expansion or reduction of these obligations.

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

         We derive and expect to continue to derive benefits from various programs and laws in Israel including tax benefits relating to our "approved enterprise" programs and grants from the Office of the Chief Scientist, or OCS, for research and development. For the years ended December 31, 2002 and 2001, our consolidated companies received government grants in the fields of research and development of approximately NIS 26 million and NIS 40 million, respectively. To be eligible for these grants, programs and tax benefits, we must continue to meet certain conditions, including making certain specified investments in fixed assets from our equity. From time to time, the Israeli government has discussed reducing or eliminating the availability of these grants, programs and benefits. A change in government policy in these areas would likely have a negative affect on our results of operation and financial condition.

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

         Benefits are conditional upon the fulfillment of terms set forth by law or in deeds of approval. Non-fulfillment of such terms could cause cancellation of the approved enterprise benefits, in whole or in part, and the return of previously provided benefits plus interest and linkage differentials. As of December 31, 2002, our subsidiaries and the companies in which we have invested which have been granted "approved enterprise" status have complied with the terms set forth above.

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

         The address of our registered office is 14 Hamelacha Street, Rosh Ha'ayin 48091, Israel, and our telephone number is 972-3-900-8333. The address of our Internet website is: www.koor.com. Our ADSs are listed on the New York Stock Exchange and our ordinary shares and convertible debentures are listed on the Tel-Aviv Stock Exchange.

General

         We are a diversified investment holding company. We are engaged, through our direct and indirect, wholly and partially owned subsidiaries and affiliates, in the following core businesses: telecommunication equipment, defense electronics and agrochemicals as well as in other businesses. We are also engaged in investment in new technologies in the telecom and life science fields. For the years ended December 31, 2002 and 2001, international sales represented approximately 80.3% and 80.4%, respectively, of our consolidated net sales. A majority of our sales are derived from businesses in which we are the leading producer or provider of such goods and services in Israel. For the year ended December 31, 2002, we reported consolidated net sales of NIS 7,236 million ($1.5 billion), consolidated operating profit of NIS 489 million ($103 million) and a consolidated net loss of NIS 782 million ($165 million).

Business Overview

         Strategy

         In October 1997, as a result of several transactions, the Claridge Group (comprised of Claridge Israel Ltd. and affiliated entities) became our largest shareholder. During January 1999, Claridge Israel Ltd. transferred its holdings to Claridge Israel L.L.C. which, as of June 25, 2003, held 28.95% of our outstanding ordinary shares. Beginning in July 1998, we initiated an extensive corporate restructuring program, designed to transform Koor into a diversified investment holding company with controlling stakes in leading high-growth, export-oriented Israeli companies. Based on these criteria, we have made the strategic decision to focus on three businesses: telecommunication equipment, defense electronics and agrochemicals. Despite the downturn in the telecom industry, we still believe that our holdings in these businesses have the potential to grow internally, as well as through mergers and acquisitions.

         We have implemented key elements of our strategy to date, including a substantial capital reallocation process, in which proceeds from the sale of low growth domestic businesses have been re-invested to increase our stakes in our core businesses. In this regard during the years 1999 through 2001 we divested ourselves of our non-core holdings, including our interests in Koor Insurance Agency, Koor Finance, Contahal, Merhav, the Switching Division of Tadiran Telecommunications, Tekem, Tadiran Information Systems, Koor Metals, Phoenicia, Yonah, Tadiran Com, Tadiran Telematics, Mashav, Merkavim Metal Works Ltd., Middle East Tube Co. Ltd. and the Q Group PLC. We also sold real estate assets of Koor Properties for approximately

NIS 48 million in 2001 and real estate assets of Tadiran for approximately NIS 278 million in March 2002.

         During 2002, we and our portfolio companies continued to take active measures to adapt to the changing business climate and to continue to implement our strategic plan. These measures include bringing in new strategic partners; identifying new market opportunities; focusing on core competencies, while divesting non-core assets; and streamlining group operations.

         In the second half of 2002, we entered into an agreement with a new international strategic partner for the Elisra Defense Group. Elta Systems Ltd., or Elta, a wholly-owned subsidiary of Israel Aircraft Industries Ltd., Israel's largest industrial company acquired from us a 30% minority stake in Elisra. This transaction generated $100 million in cash for us. In the same period, MA Industries continued to identify new growth opportunities and acquired 11 high margin products and the licenses and distribution rights related to these products from Bayer CropScience for (euro)200 million, and extended its presence in the European agrochemical market.

         During 2002, ECI continued to implement its strategic plan, which included: focusing on its core optical networks, bandwidth management and broadband access businesses; exiting non-core activities; streamlining operations while improving the organizational structure; and strengthening its financial position. As part of this plan, ECI signed, in April 2003, an agreement to sell most of the assets and liabilities of Innowave ECI Wireless Systems Ltd., a subsidiary of ECI, to Alvarion Ltd. for a total consideration of $20 million. In addition, ECI received a 5-year option to purchase 200,000 shares of Alvarion, at a share price of $3.

         In 2002, Telrad initiated a three-pronged major reorganization plan, aimed at returning the company to profitability and maintaining positive cash flow. These steps included: reducing expenses through staff reduction; merger of businesses; and rescheduling of bank debt.

         In 2002, we completed the rescheduling of all of our long-term debt, pursuant to the rescheduling agreements reached in 2001 with several Israeli banks. We divested non-core holdings, such as real estate and certain other businesses, we generated $150 million in cash from the sale of assets, including the sale of 30% of Elisra, and we repaid $125 million in bank debt.

         In May 2003, Koor CVC signed an agreement with a secondary venture capital fund to sell its investments in several external venture capital funds, which sale was completed on June 23, 2003. As a result of this sale, Koor CVC's future commitment to invest in these external venture capital funds was reduced to $12 million. This amount may be drawn upon by the funds at any time over the next 5-7 years, based upon their needs.

         Our Telecommunication Equipment Business

         Our telecommunication equipment business is conducted primarily through ECI and Telrad.

         Our telecommunication equipment business generated NIS 830 million and NIS 1,241 million of sales in 2002 and 2001, respectively, representing 11.5% and 16.3%, respectively, of our consolidated net sales for such years. International sales accounted for 89.2% and 85.3% of our telecommunication equipment business' sales for 2002 and 2001, respectively.

         Excluding sales of ECI, which were not consolidated in our results of operations in 2002 and 2001, a majority of the sales made by our telecommunication equipment business are made to one principal customer:
Nortel. In 2002 and 2001, sales to Nortel represented 52% and 55%, respectively, of our telecommunication equipment business' sales. In May 2000, we, Telrad and Nortel entered into an agreement to establish a new company under the name Nortel Networks Israel (Sales and Marketing) Ltd., or Nortel Israel. This venture, in which Nortel is the majority shareholder and we own 28%, acquired and operates Telrad's public switching and TX1 Systems businesses, which currently comprise the majority of Telrad's sales to Nortel.

         The principal companies in our telecommunication equipment business are:

                           Percentage
                           Of Equity
                           Ownership     Principal Products and Services
                           ---------     -------------------------------
ECI Telecom Ltd.             30.74%      Telecommunication equipment and systems
Telrad Networks Ltd.        100.00%      Telecommunication equipment and systems


         ECI Telecom Ltd. (ECI)

         ECI is a provider of advanced telecommunications solutions to telecommunications service providers worldwide, focused mainly on the metropolitan optical and access telecommunications markets. ECI designs, develops, manufactures, markets and supports digital telecommunications solutions for evolving new services and converging networks. ECI's products and platforms are designed to create and manage bandwidth, maximize revenues for network operators, reduce operating expenses, expand capacity, improve performance and enable new revenue-producing services. In doing so, they enhance the capabilities of existing networks to support voice, data, video, multimedia services. ECI's equipment supports traffic on more than 500 service networks in over 145 countries.

         ECI had announced, in August 2000, its intention to reorganize its business and operate through five principal subsidiaries. A plan was subsequently approved by its board of directors that provided for the transfer of its business and assets to these subsidiaries, with, at least initially, the parent company serving as a holding company and a sub-contractor of such subsidiaries. Although subsidiaries were established, which absorbed the employees of the various operations, this plan was not carried out to its completion, and the operating assets and liabilities of the relevant operations were never transferred. In November 2002, ECI announced a revised strategy designed to focus on its core access and optical businesses within an integrated company.

         These core businesses are operated through two divisions:

         o     The Inovia Broadband Access Division; and

         o     The Lightscape Optical Networks Division.

         The above strategy includes the re-absorption into the parent company of the employees engaged in those operations considered part of ECI's core businesses, and the sale, or combining with third parties, of the other operations.

         Inovia Broadband Access Division

         The Inovia(R) Broadband Access Division operated from the end of 2000 through 2002 as Inovia Telecoms Ltd., or Inovia.

         The Broadband Access Division develops, manufactures, markets and sells innovative access products, which enable telecommunications service providers to mass deploy broadband networks and offer a variety of new advanced services. The division's solutions enable telecommunication service providers to enhance their local loop usage performance and efficiency. The division's systems increase line capacity and facilitate advanced services on existing infrastructure.

         The Broadband Access Division's product line is subdivided into two categories, broadband access solutions and narrowband access solutions. Broadband access addresses the use of copper telephone wire to provide voice, data, and video services at multi-megabyte-per-second speeds. Narrowband access, which predated broadband, involves products that can be used to increase the capacity and improve the performance of standard telephone lines.

         Over the last two years, market trends have pointed to a significant rise in demand for broadband access products, as telecommunications service providers around the world have viewed digital subscriber lines, or DSL technologies, as a means for boosting revenues while leveraging their existing investment in the copper infrastructure. ECI has moved with this trend, providing customers with the opportunity for increased telephony revenues while emphasizing the low cost of ownership inherent in ECI's broadband access product line. Currently, broadband access sales make up the majority, approximately 80%, of the Broadband Access Division's revenues.

         Lightscape Optical Networks Division

         The Lightscape(TM)Optical Networks Division was formed at the beginning of 2003 by combining the operations of Lightscape Networks Ltd., or Lightscape, and Enavis Networks Ltd., or Enavis.

         Lightscape, which evolved from the optical networks business unit of ECI, provided telecommunications service providers with metropolitan and regional intelligent and flexible multi-service optical transmission solutions. Its product lines enable end-to-end transport of voice and data circuits from the user's premises to high-capacity optical backbones, support the process of streamlining the use of optical networks and allow telecommunications service providers to offer additional services with greater efficiency.

         Enavis evolved from the bandwidth management business unit of ECI. The Enavis products enable end-to-end bandwidth management of global data and voice communications networks. Its networking equipment allows communications service providers to enhance the efficiency of bandwidth usage across their transport networks, converting the raw bandwidth provided by optical equipment into differentiated communication services. The main application of Enavis' cross-connect products is global gateways, seamlessly interconnecting networks operating on different protocols between North America and Europe as well as Asia Pacific and Latin America. Enavis products offer the full range of interfaces with speeds ranging from fractional T-1, or narrowband, through O-C-48, or superband, and can support Time Division Multiplexing, or TDM, Frame Relay, IP and ATM protocols, providing a smoother migration path to next generation networks.

         In addition, as part of the reorganization announced in 2002, ECI combined the principal operations of ECI Telecom-NGTS Ltd., or NGTS, which provides products that support IP telephony, as well as products intended to increase the transmission capacity of satellite communication, optical cables, microwave communications and coaxial cables, with those of NexVerse Networks, inc., a privately held company, renamed Veraz Networks, Inc., or Veraz. ECI holds approximately 43% of the share capital, or 36% on a fully diluted basis, of Veraz.

         In addition, as part of the reorganization announced in 2002, ECI discontinued the operations of InnoWave ECI Wireless Systems Ltd., or InnoWave. In April 2003 ECI completed the sale of InnoWave's operations to Alvarioun Ltd.

         ECI continues to hold its 59% interest in the publicly traded ECtel Ltd., or ECtel, a developer and global provider of revenue assurance and surveillance solutions for circuit-switched and packet-switched wireline and wireless networks and various start-up companies.

         For the year ended December 31, 2002, ECI reported revenues of $646 million, a gross profit of $251 million, a loss from continuing operations of $78 million and a net loss of $156 million. ECI is included in our financial statements on an equity basis only.

         As of December 31, 2002, we had increased our stake in ECI to 30.74% through the following transactions: the exercise of a call option to purchase an additional 5% interest in ECI from Clal Electronics on February 8, 1999 for NIS 593 Million ($142 Million); the merger between ECI and TTL pursuant to which Tadiran received a 12.5% interest in ECI; the effectuation of an open market stock buyback program by ECI in 2000; the purchase by us of all ECI shares held by Tadiran in the first quarter of 2001; and additional open market purchases by us of ECI shares during the second quarter of 2001. Some of ECI's current and future liabilities to banks are secured by certain liens on certain assets and rights, as well as an unlimited negative pledge on ECI's assets. As a condition for further bank credit and in accordance with the terms of the negative pledge, ECI undertook to comply with a certain financial ratios.

         Since October 1, 2002, ECI has failed to comply with some of the financial ratios agreed upon in a facility agreement with several banks, and therefore the banks are entitled to demand the immediate repayment of all the loans. Accordingly, long-term loans of approximately $107 million were reclassified as current liabilities on ECI's year-end balance sheet. On May, 28, 2003 ECI entered into a letter agreement with the banks with respect to the facility agreement. The parties agreed to significantly ease the financial covenants in the facility beginning in January 2004 and that effective June 30, 2003, ECI would no longer be in default with respect to the financial covenants as these were suspended until the end of 2003. Under the terms of the letter agreement, as of June 30, 2003, ECI had $60 million in long-term loans and a $30 million short-term credit facility.

         For a discussion of material legal proceedings relating to ECI, please see "Item 8, Financial Information - Legal Proceedings."

         Telrad Networks Ltd. (Telrad)

         Telrad is an innovative developer and marketer of telecom products and end-to-end solutions. Telrad has over 50 years of experience in both legacy switching and next generation networking, and has a long-standing partnership with Nortel Networks. Telrad provides reliable networking solutions to many countries in Latin America, Africa, Eastern Europe and Asia Pacific.

         Telrad's operations are divided into the following four independent market oriented divisions:

         o Nortel Telecom Solutions, or NTS, is the division responsible for research and development as well as sales and support for Nortel Networks. NTS develops carrier-grade quality products with a rapid time-to-market deployment.

         o Public Network Reseller, or PNR, provides end-to-end solutions for telecom and service providers. PNR specializes in Telrad and Nortel Networks technology and its operations include the planning, design and development of switching products, project management and delivery of turnkey telecommunications projects.

         o Advanced Operations Solutions, or AOS, provides advanced operations solutions and services, including NPI management, System House Services and complete Supply Chain Management, or SCM, for companies.

         o Start-ups, offering various products and services, which have been established as independent subsidiaries of Telrad. The three start-ups offer next generation solutions in the telecom industry. Products include next generation integrated broadband access solutions, feature rich telephony services over different networks, and digital and Voice Over IP telecom solutions and applications.

                  Reorganization plans

         Beginning in November 1998, Telrad's board of directors approved a series of reorganization plans including reorganizing Telrad's operations into three independent market-oriented divisions. The reorganization plans provided for the release of employees which was completed without disturbances to labor relations mainly through voluntary resignations and early retirement. In connection with this program, Telrad wrote expenses for each year since 1998 and a the work force has been reduced by more than 1,000 employees.

         In 2002, Telrad's board of directors approved an additional reorganization plan that included the additional release of employees which again was accomplished through voluntary resignations and early retirements. For 2002, our financial statements include an expense of NIS 109 million, recorded under the item "Other income (expenses), net." The amounts to be paid in connection with the reorganization plan during 2003 are presented in the 2002 financial statements as current liabilities.

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

         Be Connected Ltd. Be Connected is a joint venture of Telrad Networks Ltd. (87% share) and Cisco Systems Inc. (13%). Be Connected is involved in the development and marketing of next generation integrated broadband access solutions to support all types of services, including narrowband and broadband, for the telecommunications market.

         During 2000, Be Connected raised $15 million from Cisco Systems Inc., an international communications company, at a post-money value of $140 million.

         During 2002, Be Connected concluded its initial commercial sales of its products for a total of $2 million in revenues.

         Com-Match Ltd. Com-Match is a leading provider of Last-Mile over IP solutions for Telecom Operators, creator of DUET Carrier Grade Voice over IP, or VoIP, Access Gateways. Com-Match is a spin-off of Telrad Networks. The company's mission is to deliver carrier class VoIP solutions enabling Multi-Service Operators and alternative carriers to deliver reliable, high-quality and feature-rich telephony services over IP and TDM networks.

         The DUET family of products enables customers to seamlessly bridge Legacy Public Switched Telephone Network, or PSTN, and Next Generation IP networks via various alternative infrastructures, like Cable TV, xDSL, fixed broadband wireless and more. The company's technology provides connectivity and interoperability for Next Generation Access and Public Networks. Com-Match's sales in 2002 totaled NIS 9.8 million.

         Telrad Connegy Communications Inc. (Connegy) (formerly Telrad Tenecs Ltd. (Tenecs)). In April 2001, Telrad effected a spin-off of its "Digital-Keybox" line of products and established Tenecs, a developer and manufacturer of advanced business communications solutions. Its main products include the UNITe Family of Business Systems, and IP and LAN telephony solutions, among them the advanced i.Picasso 6000 IP telephone, and the CNS 3200 Enhanced Hosted Communications Platform. The company provides enterprise customers, carriers and others with the most comprehensive family of digital and voice over IP telecommunication solutions and applications. The sale of its products to the U.S. market is performed by its U.S. subsidiary, Telrad Tenecs Inc.

         On March 11, 2002, an agreement was signed between Telrad, Tenecs and Congruency Inc., or Congruency, pursuant to which Tenecs merged with Congruency, a company established in 1998 and which is engaged in the development and manufacture of PABX telephony equipment, based on VOIP technology. Following the closing of this transaction, Telrad held 52% of the merged company, Telrad Connegy Communications Inc., or Connegy. In 2002, Connegy's net sales were $24.7 million.

         As part of its program to reduce costs, Telrad Telrad closed two of its subsidiaries, Galaxtel and Aptonix, during 2001 and Telrad closed a third subsidiary, Firebit, in 2002.

         In addition, in January 2001, Telrad sold Felix Telecom, its subsidiary in Romania, for $1.8 million.

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

         In May 2000, we, Telrad and Nortel signed an agreement to establish Nortel Israel. Nortel holds 72% of Nortel Israel, and we hold 28% together with Telrad. Nortel Israel acquired from Telrad the sales, marketing and support functions of its public switching and TX1 systems businesses and Telrad's operations in these fields in Israel and in several export markets. In addition, Nortel Israel represents all of Nortel's activities in Israel. The transactions contemplated by the agreement closed on August 31, 2000 and Telrad sold these businesses to Nortel Israel for approximately $90 million as well as the value of the transferred assets. The business operations that Telrad sold to Nortel Israel constituted about 40% of Telrad's business.

         We invested approximately $5.6 million in the share capital of Nortel Israel and we provided it with a shareholder's loan of $43 million. In May 2003, Nortel Israel paid $50.4 million to fully repay the loan. As consideration for early repayment of the loan, Koor and Telrad waived part of the interest due on the loan.

         In addition, Koor and Telrad were granted a put option to sell its holdings in Nortel Israel to Nortel and in turn gave Nortel a call option to buy Koor and Telrad's holdings in Nortel Israel. This option is due to be exercised in October 2003, at a price which reflects the sum of our investment in Nortel Israel, plus a yield based on a formula set forth in the agreement.

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

         As of December 31, 2002 and 2001, Telrad's long-term credit risk exposure from these agreements amounted to NIS 57 million and NIS 63 million, respectively.

         Cost Reduction Plan

         A major decline in the international communications industry began at the end of the year 2000. Due to the decline, Nortel decided to reduce significantly its purchases from Telrad.

         As a result of the sharp decline in its sales, the management of Telrad decided, at the beginning of 2001, and continued in 2002, to take several steps to cut costs and minimize the affects of the telecom crisis. In addition to the reorganization plan and retirement plans discussed above, Telrad implemented cost reduction measures, including shutting down two start-up subsidiaries and pausing all recruitment of new personnel, as well as cutting costs in the areas of advertising, travel and exhibitions. This process was completed in 2003.

         Our Defense Electronics Business

         Our defense electronics business is conducted through the Elisra Defense Group, or Elisra Group, which, since 2000, combines all of our defense electronics operations. The Elisra Group includes Elisra Electronic Systems Ltd., or Elisra, Tadiran Electronic Systems Ltd., or Tadiran Electronic, Tadiran Spectralink Ltd., or Tadiran Spectralink, and BVR Systems, or BVR, a publicly traded corporation. The Elisra Group designs, develops, manufactures, integrates and supports advanced system solutions for air, sea and land deployment in over 25 countries.

         For the years ended December 31, 2002 and 2001, our defense electronics business had sales of NIS 1,720 million and NIS 1,440 million, respectively, representing 23.8% and 18.9%, respectively, of our consolidated net sales during these periods. In 2002 and 2001, the majority of sales of our defense electronic business were made to defense-related customers.

         In 2002, the Elisra Group's sales to the Israeli Ministry of Defense, or IMDF represented 21% of the Elisra Group's sales.

         The principal companies in our defense electronics business are:


                                   Percentage
                                   Of Equity
                                   Ownership          Principal Products and Services
                                   ---------          -------------------------------
Elisra Electronic Systems Ltd.     70.0               Holding Company; Electronic warfare, equipment and systems

Tadiran Electronic Systems Ltd.    100.0(1)           Command, control, communications and intelligence
                                                      systems for defense applications

Tadiran Spectralink Ltd.           100.0(1)           Advanced data and video links for military use

BVR Systems (1998) Ltd.            46.15(1)(2)(3)     Advanced military training and simulation systems

(1)  Indicates the percentage of direct ownership by Elisra Electronic Systems Ltd.
(2)  The ordinary shares of BVR are quoted on Nasdaq's over-the-counter market (OTC BB: BVRS).
(3)  As a result of open market purchases of BVR's shares by Elisra during February 2003,
     Elisra's interest in BVR increased to 48.69%.

         Elisra Group

         The Elisra Defense Group, managed and controlled by Elisra, principally is involved in the design, manufacture, distribution and support of a wide range of advanced electronic systems, primarily for the modern military. The Elisra Group's companies are ranked among the most sophisticated defense suppliers of Electronic Warfare systems, or EW, Command, Control, Communication and Computing Intelligence systems, or C4I, and training simulators. The Elisra Group's companies are suppliers to the Israel Defense Forces and are deployed by modern armed forces around the world. The Elisra Group's companies focus on the development of new and innovative technologies for a large range of platforms with a professional staff of experienced engineers, software programmers and highly skilled technicians.

         As of December 31, 2002, our defense electronics business had an aggregate backlog of confirmed orders of NIS 3.1 billion ($656 million) compared to NIS 3.4 billion ($727 million) as of December 31, 2001.

         Elisra Electronic Systems Ltd. (Elisra)

         Elisra designs, develops and produces electronic warfare and surveillance systems for military purposes, as well as a range of electronic and microwave components for the commercial market. Elisra offers a diversified range of combat-proven electronic warfare systems, or EW, including radar warning systems, active countermeasure systems, comprehensive self-protection systems, electronic intelligence systems, or ELINT, and sophisticated communication links, complemented by extremely light-weight components. Elisra also develops a wide range of active and passive microwave components. Microwave and Radio Frequency, or RF, components are essential to nearly all intricate electronic equipment, as well as microwave telecommunication and satellite systems.

         In July 2002, Koor and Elisra entered into an agreement with Elta, a wholly-owned subsidiary of Israel Aircraft Industries, to sell to Elta 30% of Elisra's shares for $100 million. In addition, Koor granted to Elta options to increase its holdings in Elisra by up to an additional 8% in consideration of a maximum sum of approximately
$26 million.

         In addition, Koor and Elisra entered into an agreement with Elta to set out the structure of Elisra's board of directors and its decision making process, and impose certain limitations on the sale of Elisra's shares.

         Elisra and Elta signed a cooperation agreement regarding an agreed upon basket of products. The agreement contemplates potential partnerships in the areas of marketing and research and development.

         In November 2002, after receipt of the required approvals, the transaction was completed.

         Tadiran Electronic Systems Ltd. (Tadiran Electronic)

         Tadiran Electronic is engaged in providing solutions for a variety of customers in the field of C4I, electronic warfare COMINT systems and spectrum management and control systems.

         An array of electronic hardware and computer software is incorporated into the C4I systems, which enable the collection, processing, analysis and display of large quantities of information to facilitate effective dissemination and accelerate decision making for better Battle Management capabilities.

         Tadiran Electronic has developed a simulator for a Tactical Ballistic Missile, or TBM, Defense Battle Management Center for the U.S. Ballistic Missile Defense Organization, or BMDO, and the Israeli Ministry of Defense. The simulator is currently operating and providing information for both organizations.

         In March 2001, a fire broke out at the plants of Tadiran Electronic and Tadiran Spectralink, both of which are now wholly-owned by Elisra. The management of these two companies estimate on the basis of, among other things the opinion of their legal advisers in this matter, that the indemnity from the insurance companies would not be less than the book value of the damaged property, approximately about $33 million. As of December 31, 2002, we have received advances from the insurance companies amounting to approximately $10 million.

         Tadiran Electronic is also a supplier of the Battle Management Center of the Israeli Arrow Defense weapons system.

         Tadiran Electronics' activities in the field of electronic warfare systems involve the design, development and distribution of a broad range of strategic and tactical electronic warfare systems for ground, naval and airborne platforms. Passive electronic warfare systems analyze and display incoming signals and weapons information, while active electronic warfare systems render hostile communication ineffective through electronic countermeasure techniques.

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

         BVR Systems (1998) Ltd. (BVR)

         BVR Systems, in which the Elisra Group holds a 46.15% interest, is a diversified leader in advanced military training and simulation systems. BVR offers highly efficient and cost effective solutions for the simulation, training and debriefing needs of modern air, sea and ground forces. In 1999, Koor and Elisra acquired 28.6% of its interest in BVR through open market share purchases at various prices with an aggregate cost of NIS 20 million, and through the acquisition by Elisra of shares in BVR in a private placement transaction for an aggregate consideration of NIS 14 million.

         During 2000, Elisra acquired additional shares of BVR from several third parties and through a private placement for approximately $10 million. Elisra also purchased all the BVR shares held by Koor. During the third quarter of 2000, we recorded a provision of approximately NIS 44 million for the write-off of part of the goodwill, due to a decrease in the value of the shares that is not of a temporary nature. In 2001, Elisra bought an additional 22,300 shares of BVR in the open market (representing approximately 0.2% of BVR's outstanding shares). Elisra has the right to appoint five out of nine nominees to BVR's board of directors. BVR has been consolidated in our financial statements since September 30, 2000.

         During 2001 and 2000 the Elisra Group recorded write-off of approximately NIS 44 million and NIS 38.8 million, respectively, in the goodwill of BVR, in order to reflect a decrease in value not of a temporary nature, based, among other things, on the business operations, the backlog, and updated assessment of the market potential.

         In 2002, BVR incurred an operating loss of $3.9 million and a net loss of $5.8 million and had negative cash flows from operating activities of $3 million. In addition, as of December 31, 2002, BVR had a $3.6 million shareholders' deficit and a negative working capital deficit of $5.4 million. On the same date, BVR's cash balances amounted to $860 thousand and its short-term bank credit totaled $15.1 million. Subsequent to the date of its financial statements, BVR reached an agreement with its principal bank lenders to reschedule the repayment of $9 million of short-terms loans to June 30, 2004.

         BVR is confident that the rescheduling of the above mentioned loans, together with meeting forecasted cash flows from operating activities for 2003, as well as obtaining orders forecasted in the budget approved by its board of directors will enable it to meet its anticipated commitments for at least 12 months following the date of approval of its financial statements.

         During February 2003, Elisra acquired an additional 2.54% of BVR's outstanding shares through open market share purchases at various prices.

         Our Agrochemicals Business

         Our agrochemicals business is conducted primarily through the direct and indirect subsidiaries of Makhteshim-Agan Industries Ltd., or MA Industries. MA Industries is the world's leading generic manufacturer of crop protection products. After a long period of coordination and cooperation as separate publicly-traded entities, Makhteshim and Agan formally merged in May 1998. The new MA Industries replaced its predecessors on the Tel Aviv Stock Exchange and now has several wholly-owned subsidiaries which include Makhteshim Chemical Works Ltd., or Makhteshim, Agan Chemical Manufacturers Ltd., or Agan, and Milenia Agro Ciensias S.A., or Milenia, all of which are collectively referred to as "the MA Group." These companies are leading international suppliers of generic crop protection products. The MA Group produces a full range of pesticides, including acaricides, insecticides, fungicides, herbicides as well as plant growth regulators. The company is also engaged in the development, production and marketing of fine chemicals, intermediates, specialty aroma chemicals, industrial chemicals, antioxidants and nutraceuticals. For the years ended December 31, 2002 and 2001, our agrochemicals business had sales of NIS 4,220 million ($891 million) and NIS 4,180 million ($882 million), respectively, representing 58.3% and 54.9%, respectively, of our consolidated net sales during such periods. International activities, primarily sales in Europe, North America and Latin America, accounted for 90.9% and 90.6% of our agrochemicals business' sales in 2002 and 2001, respectively.

         The principal companies in our agrochemicals business are:

                                       Percentage
                                       Of Equity
                                       Ownership      Principal Products and Services
                                       ---------      -------------------------------
Makhteshim-Agan Industries Ltd.         52.37 (1)     Holding Company

Makhteshim Chemical Works Ltd.         100.0  (2)     Insecticides and fungicides and other chemicals

Agan Chemical Manufacturers Ltd.       100.0  (2)     Herbicides and synthetic aroma chemicals

Milenia Agro Ciensias S.A.             100.0  (2)     Formulation and distribution of crop
                                                      protection chemicals

(1) The ordinary shares of MA Industries are traded on the Tel Aviv Stock Exchange, or TASE.
(2) Indicates the percentage of direct ownership by MA Industries.


         The Agrochemicals Business Environment in 2002

         The agrochemical industry has been undergoing both a structural change and a crisis in recent years. The conventional market continues to shrink in value, and in 2002 the market declined to about $25.1 billion, a decrease of about 2.4%. Most of that decrease was due to difficult weather conditions in North America, East Asia and Europe, as well as severe devaluations of local currencies in South America. The decline encompasses most geographical regions, but was most severe in South America, where the market volume decreased by approximately 14.5% in 2001and approximately 4.9% in 2002 following the economic crises in most countries on that continent. In North America, the decline continued in 2002, while Europe recorded growth of about 7.5%, in terms of US dollars which was derived mainly from the strengthening of the euro against the dollar.

         In 2002, the agrochemical industry continued its structural change through a wave of mergers and acquisitions activity. During the year, in addition to the ongoing mergers of the leading manufacturers, the smaller companies based in Japan experienced significant mergers and acquisitions activity, driven mainly by the erosion of prices and from the entry of multinational corporations into the Japanese market.

         In addition to the consolidation in the Japanese market, several small Australian companies, participated in the mergers and acquisition activity and MA Industries participated in the merger and acquisition activity by acquiring the German company Feinchemie Schwebda GmbH , or Feinchemie,(as described below in the "Foreign Activities" section).

         The six largest companies in the agrochemical industry hold about 80% of the market, and MA Industries, which is the eighth largest company in the agrochemical industry, expects that this present structure will, in the short term, stabilize the market. MA Industries also anticipates that the merger activity of the industry in 2002 will continue.

         Crop Protection

         Generic agrochemicals offer an alternative source for widely utilized chemicals previously manufactured under patents by larger research-based chemical manufacturers. Research-based chemical manufacturers often focus their resources on developing new agrochemicals and supply of additional chemicals by generic manufacturers, such as MA Industries, to supplement their capacity. In the next few years, as a result of decreased resources committed to research and development of new agrochemicals products and the expiration of existing patents, a significant number of widely used agrochemicals are expected to lose patent protection in many geographic regions (primarily South America), substantially increasing the available market for sales by generic manufacturers. The off patent component of the agrochemical industry grew in recent years to about 65% today and is expected to reach approximately 70% of the agrochemical market by 2007. In addition, the modernization of the agricultural industries of Eastern Europe and other developing countries offers increasing sales opportunities for both research-based and generic agrochemical manufacturers.

         The major competitors in the international market for agrochemicals are major international research-based chemical producers. These major international chemical producers have significant influence on the prices of most of MA Industries' products. In the Israeli market, MA Industries competes with importers with respect to most of its products, and competes with both importers and Israeli producers with respect to non-pesticide products.

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

         The MA Group plans to develop, over the next several years additional agrochemical products, including fungicides, insecticides, herbicides and biotechnological products, based primarily on a substantial number of patents held by other parties expiring within the next few years. The MA Group purchased the right to manufacture and market several new agrochemical products from the developers of such products.

         New research and developments in the field of trans-genetic plant species that can tolerate insects and in plant species that are resistant to fungal diseases may have an adverse impact on the demand for the MA Group products during the next few years, depending upon the success of such developments.

         MA Group markets its crop protection chemicals primarily to national distributors and foreign manufacturers, who use such chemicals in the formulation of a wide range of products and sell the formulations to distributors and end users. MA Group manufactures over 60 different active ingredients, which are sold as technical grade materials and "ready" formulations. These technical grade materials are used in the formulation of a wide range of herbicides, insecticides, fungicides and plant growth regulators. The "ready" formulations are sold to distributors. Agan sells its synthetic aroma chemicals principally to the detergent, soap and cosmetics industries. No single product manufactured and sold by MA Group accounted for more than 10% of MA Industries' total sales in 2002 and 2001.

         Foreign Activities

         As part of our strategy to focus on our core businesses and increase market penetration in the agrochemicals industry, we have continued to expand our agrochemicals business abroad.

         In December 1998, the MA Group acquired a 45% interest in Productos Fitosanitarios Proficol El Carmen S.A., or Proficol, one of the leading agrochemicals distribution companies in Colombia. In December 2000, the MA Group acquired another 12.5% of Proficol (Colombia), achieving an aggregate stake of 57.5%. MA Industries believe that Proficol constitutes a significant anchor for the MA Group activities in the Paco-Andeau region (the northern South American countries).

         In the beginning of 1999, Milenia Particapacoes S.A., or Milenia, MA Industries' majority-owned consolidated subsidiary in Brazil, established a joint venture with Kasba S.A., a leading marketer of agricultural inputs (including fertilizers, seeds and crop protection chemicals) in Paraguay.

         In August 2000, MA Industries acquired the outstanding minority interest (approximately 28.5%) in Milenia from its minority shareholders and, thereby, obtained full ownership of Milenia. Pursuant to the acquisition agreement, MA Industries paid approximately $22 million in cash and 12.4 million shares of MA Industries stock valued at $28 million, with respect to
8.9 million of which it granted a Put option to be exercised in January 2002, as well as a future payment based on Milenia's profits in 2000 and 2001. In December 2001, MA Industries negotiated and signed a supplementary agreement with the minority shareholders in order to settle the continuing obligations of MA industries under the original agreement. Pursuant to the supplementary agreement, MA Industries purchased 5.9 million shares of its stock from minority shareholders for approximately $15 million pursuant to an early exercise of the Put option, with the remaining 3 million shares subject to the Put option being waived by the minority shareholders. In addition, MA Industries paid approximately $8.3 million to the minority shareholders in cash in satisfaction of its payment obligations based on Milenia's profits in 2000 and 2001. In August 2001, we sold 19,383,000 shares of MA Industries for approximately NIS 181 million.

         In October 2001, MA Industries and several of its subsidiaries entered into a securitization transaction, pursuant to which the subsidiaries agreed to sell all their accounts receivable to several foreign companies which were established for this purpose, but which are not owned or controlled by MA Industries or its subsidiaries. The acquisition of the accounts receivable by these companies was financed by Kitty Hawk Funding Corp., a United States corporation and an affiliate of the Bank of America Group. The volume expected to be at the disposal of the companies purchasing the accounts receivable is approximately $150 million, on a current basis, so that the considerations received from the customers whose debts were sold will be used to purchase new debts. Under the terms of the securitization agreements, MA Industries will handle collection of the sold debts for these companies in consideration of a fee, which is to be determined in accordance with such agreements. The debts of customers of MA Industries' South American subsidiaries were not sold under this securitization transaction. As of December 31, 2002, MA industries received cash proceeds of approximately $102 million from this securitization transaction.

         In the fourth quarter of 2002, several of our wholly-owned foreign and local subsidiaries signed a number of agreements with Bayer CropScience AG, or Bayer, for the purchase of several of their businesses, licenses and distribution rights for agrochemical products. The acquired businesses were offered for sale by Bayer following a directive of the European Union Commission, which made its approval for Bayer's acquisition of Aventis Crop Science contingent upon the sale of several Bayer businesses, among them the businesses acquired by MA Industries.

         The acquisition of the products from Bayer constitutes an important milestone in increasing MA Industries sales in low-risk regions such as Europe, while expanding and enhancing its basket of products.

         The agreements with Bayer include purchases of:

         o     Worldwide rights of the herbicide Goltix(R) (active ingredient:
               Metamitron), intended mainly for sugar beet.

         o Exclusive marketing and distribution rights in Germany and Belgium for Herold(R), a mixture of Flufenacet and Diflufenican, a herbicide for cereals, under patent until 2013.

         o Exclusive marketing and distribution rights in Great Britain for Baytan(R), a special mixture of Fuberidazole and Triadimenol, a fungicide for the treatment of cereal seeds.

         o Marketing and distribution rights in Germany for Folicur(R) (active ingredient: Tebuconazole), one of the most effective fungicides for cereals and for rapeseed.

         o Marketing and distribution rights in Europe of the insecticide Gusathion(R)(active ingredient: Azinphos Methyl).

         o Exclusive marketing and distribution rights in Greece and Portugal for the insecticide Thiodan(R)(active ingredient:
               Endosulfan).

         o Marketing and distribution rights in Europe for Baythroid(R) (active ingredient: Cyfluthrin), an insecticide from the pyrethroid family for vegetables and field crops. The purchase includes mixtures with Bayer's leading patented insecticide Imidacloprid.

         o Exclusive marketing and distribution rights in Europe for Buldock(R) (active ingredient: a-Cyfluthrin), an insecticide from the pyrethroid family, for wheat, vines and rapeseed.

         o Exclusive marketing and distribution rights in Europe for Metasystox(R) (active ingredient: Oxydemeton-Methyl), an insecticide for sucker pests, with a wide range of action for field crops, orchards and vegetables.

         o Marketing and distribution rights in Europe for Nemacur(R) (active ingredient: Fenamiphos, a unique product in the group's portfolio in vegetables, bananas, tobacco and flowers. The acquisition includes mixtures with Imidacloprid.

         o Worldwide marketing and distribution rights for Afalon(R) (active ingredient: Linuron), an herbicide for potatoes and vegetables.

         The total volume of sales in 2001 of the products acquired from Bayer was 124 million euro, of which about 95% of sales were in Europe.

         In addition, in 2002, MA Industries purchased from Syngenta the herbicide Flurochloridone, for sunflowers, for which the main target market is Western Europe.

         The purchase of the new products is an additional stage in the implementation of MA Industries business strategy to expand and bolster its basket of products, while expanding activities in low-risk regions. As part of this strategy, MA Industries acquired from Bayer the products described above, and acquired, in April 2002 the German distribution company

Feinchemie Schwebda GmbH., or Feinchemie, which distributes mainly generic agrochemical products. Feinchemie sales in 2001 were approximately 45 million euro, and it is the ninth-largest company in Germany in crop protection, with sales mostly in Germany and France. Feinchemie is well established in the herbicide market, particularly for sugar beet. By acquiring this company, MA Industries expects to be able to expand its operations into additional niches, by integrating the newly acquired products into its marketing array.

         In November 2002, MA Industries announced that Agan Aroma, a division of Agan, has established a joint company with Firmenich of Switzerland. The new company, InnovAroma, will operate in the flavor and fragrance market, which is estimated at approximately $13 billion per year. InnovAroma will develop, manufacture and market aroma materials for the cosmetics, detergent, soft drinks and food industries.

Our Venture Capital Business

         As part of our strategic plan, we are exploring new investment opportunities in high growth potential businesses located in Israel and around the world in the fields of telecommunications and wireless, semiconductors, enterprise software, biotechnology and life sciences.

         In January 2000, we and a wholly-owned subsidiary established a registered partnership called "Koor Corporate Venture Capital," or Koor CVC, within which we are concentrating our investment activities in venture capital funds and in high-tech companies with growth potential. The action was taken to implement our strategic decision to increase our investments in those areas.

         Within this context, Koor CVC, as a limited partner, committed to invest up to a total of $73 million in, a number of external venture capital funds. As a result of the reduction in the size of one of the funds, this commitment declined to approximately $68 million in 2002. During 2002, Koor CVC transferred $7 million to these external venture capital funds as part of its commitment. As of December 31, 2002, Koor CVC had a commitment to invest an additional $36 million in portfolio companies and venture capital funds.

         In May 2003, Koor CVC entered into an agreement with a secondary venture capital fund to sell part of its commitment to these external venture capital funds, which sale was completed on June 23, 2003. As a result of this sale, Koor CVC's future commitment to invest in these external venture capital funds was reduced to $12 million. This amount may be drawn upon by the funds at any time over the next 5-7 years, based upon their needs.

         Since January 2000, Koor CVC also signed investment agreements with various start-up companies. These agreements included commitments to make both new investments and follow on investments in portfolio companies. During 2002, Koor CVC transferred $5 million in follow on investments in its portfolio start-up companies.

         During 2002, Koor CVC recorded $20 million of provisions for the expected decline in value of several of its portfolio companies and transactions. These provisions were as a result of depreciation in value, and the closure of some of the companies. These provisions also included precautionary provisions for Koor CVC's investment in several portfolio companies in light of changes in their respective business environments and business plans.

         As of December 31, 2002, we had invested, through Koor CVC, approximately $147 million in such venture capital funds and start-up companies, not including $8 million to acquire Tadiran Scopus Ltd. from Tadiran Ltd.

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

(1 Not consolidated in our financial statements and not included in our business data. The ordinary shares of Knafaim are traded on the TASE.

         Tourism

         Our interests in Israel's tourism industry include ownership and management of hotels and resorts, and other tourism-related services, such as airlines. For the years ended December 31, 2002 and 2001, our tourism business had sales of NIS 362 million ($76.4 million) and NIS 454 million ($95.8 million), respectively.

         Sheraton Moriah (Israel) Ltd. (Sheraton Moriah)

         On January 24, 1999, we and Sheraton International Inc. won a public tender for the purchase of a 100% interest in Sheraton Moriah. On April 12, 1999, the transaction was completed based on a value of NIS 288 million ($63.5 million). In October 1999, we completed the sale of a 20% interest in Sheraton Moriah to a subsidiary of Bank Hapoalim. Currently, we have a 55% interest in Sheraton Moriah.

         On December 30, 1999, we merged our other hotel operations, including our interest in Herod's Hotel in Eilat, into the Sheraton Moriah network.

         The Sheraton Moriah hotel network consists of 2,258 rooms (1,771 under 100% ownership) in 8 owned or leased hotels in major tourist destinations in Israel, operating under the following brand names: Sheraton (six hotels), Luxury Collection (one hotel) and Sheraton Four Points (one hotel).

         Due the escalation of violence in Israel since October 2000, there has been a significant decrease in incoming tourism to Israel, which has caused a decrease in occupancy rates and revenues and the impairment of operating results. As a result of the environment, Sheraton Moriah's management implemented a series of measures to increase Sheraton Moriah's position in the local market, while at the same time, taking active steps to reduce its expenses. These steps included reducing the impact of troubled ventures through sale or short-term lease, renegotiating and reducing the rent on leased hotels, downsizing the staff, reducing vacation days, implementing a voluntary reduction in salary, outsourcing several departments implementing chain-wide purchasing agreements and introducing procedures to control energy expenses due to rise as a result of a rise in electricity rates.

         Knafaim-Arkia Holdings Ltd. (Knafaim)

         We hold a 28.3% interest in Knafaim which was incorporated in 1980. Knafaim owns a variety of businesses in the travel and tourism industry, including Arkia Israeli Airlines Ltd. (75%), Israel's largest domestic airline. Arkia also purchases and leases back aircraft and operates charter flights to Europe. Knafaim also holds other companies that supply various tourism services, both domestically and internationally. During 2002, Knafaim Arkia holdings continued to enhance its position in the aircraft leasing industry by acquiring, and leasing back, 9 aircraft. The contracts, signed with American Airlines and Delta Airlines, are valued at $220 million, over the entire lease.

         Histour Eltiv Ltd. (Histour)

         On February 21, 2000, we completed the transfer of our holdings (51%) in Histour which provides tourist services in Israel for the release of our guarantees of the liabilities of Histour. In addition, we invested approximate NIS 17 million in Histour in exchange for preferred shares in Histour. We sold all our shares for some NIS 2 million during May 2002.

         Real Estate

         Koor Properties Ltd. (Koor Properties)

         Koor Properties, our wholly-owned subsidiary, owns and develops directly and indirectly real estate in Israel. As of December 31, 2002, Koor Properties owned directly and indirectly an aggregate of approximately 62 thousand square meters of real property in different stages of development. Most of the land is commercially developed.

         During 2001, a consolidated subsidiary of Koor Properties sold part of its real estate assets for NIS 51 million (of which approximately NIS 34 million received in 2002). We did not record any profit or loss from the sale.

         For the year ended December 31, 2002, the rental income related to Koor Properties was NIS 8.5 million.

         Trade

         Koor Trade Ltd. (Koor Trade)

         Koor Trade, our wholly-owned subsidiary, imports, exports and distributes a broad range of industrial, agricultural and consumer products through its worldwide network of offices, including offices in Europe, Asia, Latin America and Australia. For the years ended December 31, 2002 and 2001, Koor Trade had sales of NIS 84 million and NIS 159 million, respectively. Koor Trade owns a 49% equity interest in Balton C.P limited, an English international trading company, which is engaged in trading activities in seven countries in Africa relating to agricultural, telecommunications, electromechanical and air-conditioning equipment, construction and other projects.

         Construction and Infrastructures (Discontinued Operations)

         In 2001, our construction and infrastructures business discontinued operations due to the discontinuation of activity of USM, which was consolidated in the construction and infrastructures business. In 2000, our construction and infrastructure business included Middle East Tubes Co. Ltd. and Mashav Enterprise and Development Ltd., both of which were sold during 2000. In 1999, this business included Merhav Building Materials and Ceramics Ltd., which was sold during 1999.

         United Steel Mills Ltd. (USM)

         On November 5, 2001, the Haifa District Court gave a liquidation order for USM, under which Adv. Ilan Shavit was appointed as special manager until a permanent liquidator is appointed. Previously, from March 16, 2000 to July 30, 2001, the group was managed under a stay of proceedings order, and from August 1, 2001, under a temporary liquidation order.

         Due to the liquidation proceeding, which commenced on August 1, 2001, the consolidation of USM in our financial statements was terminated at the beginning of the third quarter of 2001. In 2001, the operations of USM constituted the entire activity in the construction and infrastructure business in our operations, following the sale of two other companies in this business. In our consolidated statement of operations, including the earnings
(loss) per share for the year ended December 31, 2001, operations in the construction and infrastructure business are presented as a business whose operations were discontinued. In addition, our consolidated statements of operations for previous years were restated in order to reflect the discontinuation of operations in this business.

         During 2001, in the period when USM was managed under the stay of proceedings order, we made available, ex gratia and without committing to it, a special line of credit of about NIS 30 million, which was given concurrently with credit arrangements given ex gratia by the banks, and was intended to finance the expenses relating to the workers' retirement arrangements, as well as the sale of USM plants.

         Since we were not a guarantor for the debts of USM to third parties, we had no share in USM's loss for the first six months of 2001 beyond the amount set forth above.

         Mashav Enterprise and Development Ltd. (Mashav)

         In January 2000, we sold our entire 50% holding in Mashav to Clal Industries and Investments Ltd. for approximately NIS 962 million ($203 million). We also received 47.5% of the share capital of Mashal Alumina Industries Ltd., a former subsidiary of Mashav, whose business is the development of a process for producing Alumina, an aluminum compound. Our net capital gain in respect to this transaction amounted to approximately NIS 252 million (after the allocation of NIS 140 million deferred taxes). Prior to the sale, on December 30, 1999, we received dividends from Mashav in the amount of NIS 383 million.

         Other Divestitures

         Koor Insurance Agency

         In January 2001, we sold all our holdings in Koor Insurance Agency for consideration of approximately NIS 5 million. The profit from the transaction was approximately NIS 3 million.

         Other Investments

         Electric Fuel Corporation Ltd. (EFC)

         On March 15, 2000, we entered into an agreement with Electric Fuel Corporation Ltd., or EFC, a public company whose shares are traded on the Nasdaq pursuant to which EFC would acquire Tadiran Batteries from Tadiran and we would invest $10.5 million in EFC in exchange for an allotment of approximately 14% of EFC common stock to us and Tadiran. In May 2000, the sale of Tadiran Batteries was cancelled by mutual consent. In May 2000, we invested $10 million in the share capital of EFC. On June 15, 2000, Tadiran entered into an agreement to sell its interest in Tadiran Batteries to EFC for a total consideration of approximately $33 million.

         Our investment in EFC shares is presented in our consolidated balance sheets as of December 31, 2002, as a current investment in listed securities in the amount of approximately $0.5 million, or approximately 3.2% of EFC's share capital.

         Nice-Systems Ltd. (Nice)

         In 2000, we purchased 648,769 ordinary shares of Nice (or approximately 5.0%) through open market purchases for approximately $10 million. This investment is presented in our consolidated balance sheets as of December 31, 2002 as a current investment in listed securities in the amount of approximately $5 million. In June 2003, we sold all of our holdings in Nice through open market sales for consideration of approximately $10 million.

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

Research and Development

         The companies in our telecommunication equipment, defense electronics, venture capital investment and in the agrochemicals businesses are actively engaged in research and development programs intended to develop new products, manufacturing processes, systems and technologies and to enhance existing products and processes. Research and development is conducted through our subsidiaries and affiliates, and is funded by a combination of our own resources and grants from the Israeli Government and, in the case of the Elisra Group, the Israel-United States Bi-National Research and Development Foundation, or BIRD-F. We believe our research and development effort has been an important factor in establishing and maintaining our competitive position.

         The following table sets forth the percentage of gross research and development expenditures incurred by our principal businesses in 2001 and 2002 as a percentage of the total sales of these businesses:

                                                     2001            2002
                                                   -------         --------
        Telecommunications Equipment                11.3%           14.3%
        Defense Electronics                          3.7%            3.9%
        Agrochemicals                                2.0%            1.8%

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

         In each of the last three fiscal years, we received grants from the Government of Israel through the Office of the Chief Scientist, or OCS, for the development of certain products. We generally receive from the OCS
20% to 66% of certain research and development expenditures for particular projects. Under the terms of the Israeli Government participation, a royalty of 2% to 5% of the net sales of products developed from a project funded by the OCS is generally required to be paid, beginning with the commencement of sales of products developed with grant funds and ending when 100% to 150% of the grant is repaid. We have paid in the past, and currently pay, royalties on sales of such products. The terms of the Israeli Government participation also require that the research and development be conducted by the applicant for the grant as specified in the grant application and that the manufacturing of products developed with government grants be performed in Israel, unless a special approval has been granted. Separate Israeli Government consent is required to transfer to third parties technologies developed through projects in which the government participates. Such restrictions, however, do not apply to exports from Israel of products developed with such technologies. From time to time the Government of Israel has revised its policies regarding the availability of grants and participation, and there can be no assurance that the Government's support of research and development will continue in the future. In addition, in order to be eligible for the governmental grants, programs and tax benefits, we must continue to meet certain additional conditions, including making specified investments in fixed assets. Should we fail to meet such conditions in the future, we could be required to refund grants or tax benefits, together with interest and inflation adjustments. Although we expect that the "Approved Enterprise" status of our facilities and programs will continue, the termination or reduction of these grants, programs and tax benefits and in particular, benefits available to us as a result of the approved enterprise status of substantially all of our facilities and programs, could have a material adverse effect on our operations and financial condition. See Note 16A of Notes to Financial Statements.

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

         The following table shows, for each of the periods indicated, our gross research and development expenses, the portion of such expenses that were funded by the Israeli Government (primarily through the OCS and BIRD-F) and the net cost to us of our research and development expenses:

                                                                    Year ended December 31,
                                                           2000          2001          2002           2001
                                                          -------      -------        -------       -------
                                                                                                     ($ in
                                                               (Adjusted NIS in thousands)         thousands)
Gross research and development expenses                   396,009      296,665        262,040       $55,318
Portion funded by the Israeli Government and BIRD-F(1)      7,422       12,641            803           169
Net research and development expenses                     388,587      284,024        261,237        55,149
__________________
(1) Net of royalties.


Competition

         In 2002, the majority of our sales from telecommunications equipment, defense electronics and agrochemicals businesses were derived from international sales. The companies comprising these businesses are focusing on developing new markets to increase international sales. The worldwide marketing of products in each of these businesses is highly competitive and certain competitors are substantially larger and have substantially greater financial, production and research and development resources, more extensive marketing and selling organizations, greater name recognition and longer selling experience than us. Some of our competitors are also able to provide their customers with more direct financing or greater access to long-term, relatively low-cost government loans to finance equipment purchases.

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

         Monopoly and Pricing Regulations

         We and our subsidiaries or affiliates may be declared monopolies or otherwise be subject to certain legal obligations and restrictions established by the Controller or by the Restrictive Business Practices Court, or the Court, in the event that our market share, or the market share of our subsidiaries or affiliates, exceeds certain prescribed limits.

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

         Agrochemical Industry

         The distribution and use of agricultural chemical products, including crop protection chemicals such as those produced by the agrochemicals business, are regulated in most parts of the world, and require extensive testing, quality control and compliance with registration procedures. The strictest standards are applied in the United States, where the Environmental Protection Agency, or EPA, is the leading regulator, and in Japan and Western Europe. The granting of a registration involves consideration of health, safety and environmental issues, as well as the performance and benefits of the product. The registration for an agricultural chemical product in the U.S. and in Western Europe is often subject to data call-in or process. Usually, updating the registration necessitates the submission of additional data by the MA Group, our agrochemical division. Re-registrations, which permit the continued sales of pesticides for an additional period, are frequently granted as a matter of course, subject to compliance during the term of the registration period. While the MA Group is not aware of any immediate intent to cancel any of its registrations, there can be no assurance that the MA Group will not face a revocation process or encounter difficulties in renewing the registrations for its products for additional periods.

         From time to time, some of the MA Group's agrochemical products are subject to legislative or other initiatives to curtail or regulate their use due to environmental, health or safety concerns.

         Registration expenditures for the MA Group in 2002 were $33 million compared to $11 million in 2001. The registration expenditures increase by $22 million as compared to the registration expenditures in 2001 as a result of MA Industries' purchase of several business licenses and distribution rights for agrochemical products from Bayer. The MA Group believes that its registration expenditures in the future will increase, based on the stricter standards that are expected to be applied in countries where the MA Group sells its products and the likelihood that MA Group will purchase additional products from competitor's on the agrochemical industry. As a result of the foregoing developments and obligations, virtually all of the MA Group's businesses in recent years have spent significant amounts on operation and maintenance, as well as under capital programs to address increasingly stringent requirements with respect to environmental, safety, and health protection concerns.

         Makhteshim Agan's plants are located in the Ramat Hovav industrial zone. The industrial council of Ramat Hovav has been required to take intensive action to prevent odor nuisances, the source of which is the evaporation ponds in the Ramat Hovav industrial zone.

         The industrial wastes of the plants, after pre-treatment at the plants, are transferred to the responsibility of and for further treatment by, the industrial council. This arrangement has been in effect since the industrial zone in Ramat Hovav was built at the end of the 1970s. In 1998-99 the council erected and operated a biological installation for industrial wastes, to reduce the biological load of industrial wastes before piping them to the evaporation ponds.

         The industrial council was recently directed by the Ministry of the Environment to make arrangements to end the piping of the industrial wastes to the evaporation ponds, starting January 1, 2005. In addition, the Ministry is demanding that on that date, the quality of the wastes meet a minimum level of Total Organic Carbons, Carbon Oxygen Demand and Biological Oxygen Demand, or TOC, COD and BOD, respectively. The industrial council adopted a significant resolution in principle to change its operations so that each plant in the industrial zone is required to treat its own wastes in order to reduce the biological load and attain new required standards. Furthermore, the plants are required to reduce the plant BOD levels by July 1, 2003.

         Makhteshim Ramat Hovav make preparations to treat its own wastes. In order to comply with the TOC, COD and BOD standards, a biological treatment installation will have to be built, as well as additional upstream pre-treatment installations. MA Industries has hired the professional services of entities of proven experience in the chemicals industry in Germany and Switzerland, and believes it can achieve the correct technological solutions for a total multi-year investment of about $20 million. The short-term requirements for BOD are currently being clarified and the options discussed, between the plant, the industrial council and the Ministry for the Environment.

         During recent years, the MA Group has invested consistently and regularly in all its plants, in Israel and abroad, to improve standards relating to the quality of the environment, and its plants have been awarded the President's Prize as well as commendations from the Ministry for the Environment. MA Industries is in compliance with ISO-9001 and ISOP-14,001 (environment) and with OHSAS 18,000 (safety).

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

                                                                              Percentage of
                                              Country of      Percentage     voting power (if
                                            Incorporation     of ownership    different from
     Name of Subsidiary/Affiliate            or residence      interest          ownership)
--------------------------------------      --------------    ------------    ---------------
Koor Corporate Venture Capital                 Israel           100%               *
Elisra Electronic Systems Ltd.                 Israel            70%               *
Makhteshim-Agan Industries Ltd.                Israel          52.4%               *
ECI Telecom Ltd.                               Israel          30.7%               *
Telrad Networks Ltd.                           Israel           100%               *
Sheraton Moriah (Israel) Hotels Ltd.           Israel          55.0%               *
Knafaim Arkia Holdings Ltd.                    Israel          28.3%               *
Koor Trade Ltd.                                Israel           100%               *


Property, Plants and Equipment

         Our headquarters are located in the Telrad building at 14 Hamelacha Street, Rosh Ha'ayin, Israel where we own an aggregate of 18,000 square feet of office space. We purchased this facility in 1998.

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

         Israeli GAAP requires that our consolidated financial statements recognize the effects of inflation. Consequently, financial data for all periods in our consolidated financial statements and throughout this annual report, except as otherwise noted, have been adjusted to reflect changes in the Israel consumer price index, or CPI, and have been restated in NIS in terms of the purchasing power as of December 31, 2002. The financial statements of the MA Group, Elisra Group and ECI are prepared in dollars, the functional currency of these companies, which are then translated into NIS at the rate of exchange prevailing at the end of the period. See Note 2B to our consolidated financial statements included elsewhere in this annual report. For comparative purposes, financial data of prior periods for these companies are adjusted to reflect changes in the CPI between the prior periods and the most recent reported period. During periods when the rate of inflation in Israel differs significantly from the rate of devaluation of the NIS in relation to the dollar, application of inflation accounting to our financial statements creates distortions between the comparative financial data of subsidiaries whose functional currency is the dollar, as reported in the financial statements of those companies and as reflected in our financial statements.

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

In addition, the preparation of our financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On a regular basis, we evaluate and may revise our estimates. We base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities, that are not readily apparent. Some of those judgments can be complex, and consequently, actual results may differ from those estimates. For any given individual estimate, judgment or assumption made by us, there may be alternative estimates, judgments or assumptions, which are also reasonable. The following discussion of our critical accounting policies includes references to several critical accounting policies that are impacted significantly by judgments, assumptions and estimates used in the preparation of our consolidated financial statements.

Adjusted Financial Statements

         In accordance with Israeli GAAP, all NIS amounts in our financial statements included elsewhere in this annual report have been restated in terms of NIS of identical purchasing power as of December 31, 2002 to account for the effects of inflation based upon changes in the Israeli Consumer Price Index, or CPI. The adjustments to our financial statements were made in accordance with the opinions of the Institute of Certified Public Accountants in Israel, or ICPAI and are based on the accounting records which are kept in nominal NIS or in other functional currencies. The amounts of non-monetary assets do not necessarily represent their realizable or current economic value, but rather the original historical cost of those assets in terms of adjusted NIS.

         Non-monetary items have been adjusted on the basis of the CPI at the time the related transactions were effected. Monetary items are included in the adjusted balance sheet as of December 31, 2002, at their historical amounts. The components of the statement of operations (except for financing), relating to transactions carried out during the year have been adjusted according to the CPI at the time the related transactions were effected. The components of the statement of operations relating to provisions included in the balance sheet are based on the changes in the balances of the related balance sheet items after their related cash flows were taken into account. The financing item, which is derived from the other items of the financial statements, reflects real financing income and expenses, as well as the erosion of monetary balances during the year, the earnings and losses from the realization of marketable securities and the earnings and losses from derivative financial instruments. Investments in investee companies and the equity in their results of operations, as well as the minority interest in subsidiaries and the share in their results, are based on the adjusted financial statements of those companies.

         In addition, the financial statements of our subsidiaries and affiliates that use dollars as their functional currency are adjusted on the basis of the exchange rate of the dollar, in accordance with Section 29 of Opinion 36 of the ICPAI. For these companies, at each balance sheet date, the figures of the balance sheet and the statements of operations for the year then ended are translated into shekels at the exchange rate for the dollar prevailing at the end of the year. Balance sheet items as at the beginning of the year, and changes in capital during the year, are translated according to the exchange rate of NIS to dollars at the beginning of the year or at the date of the change, respectively, and are then adjusted for the changes in the CPI through December 31, 2002. Differences arising from the translation are included in a separate item of shareholders' equity under "Cumulative foreign currency translation adjustments, net."

Revenue Recognition

         Our revenue recognition policy is significant because our revenue is a key component of our results of operations. We follow very specific and detailed guidelines, several of which are discussed below, in measuring revenue. However, such guidelines may require the exercise of certain judgments, estimates and assumptions.

         Revenues from product sales and services rendered are recognized upon delivery of the products and/or when the economic risk of loss passes to the customer, or upon performance of the services. In special contracts, revenues from product sales are recognized after performing the work and passing acceptance tests, as provided in the applicable product delivery contract.

         Revenues and costs related to "works in progress" under long-term contracts are recognized under the "percentage of completion" method (including revenues and costs in respect of partial deliveries) if we are capable of reliably estimating the revenues and costs required till completion. For contracts involving technological uncertainties, revenues are recognized on the basis of the "completed contracts" method. Revenues and costs relating to contracts on a "cost plus" basis (i.e. cost with the addition of profit at a fixed rate) are recognized when the costs are incurred. Periodic reporting on revenues and costs from works in progress covers all cycle periods, including those where it is not possible to estimate anticipated profits at the reporting stage. However, if the refund of costs already incurred is anticipated, all costs incurred are attributed to the statement of operations as offsetting revenues in the amount of such costs.

         In the event that we anticipate a loss on a particular contract, such anticipated loss is provided for in full.

Inventories

         Inventories are stated at the lower of cost or market value. Cost for raw materials, auxiliary materials and spare parts is determined at average cost or by the "first-in, first-out" method. Cost for finished goods and goods in process is determined primarily on the basis of direct manufacturing costs and, in part, on the basis of average manufacturing costs with the addition of indirect manufacturing costs. Cost for merchandise is determined by the "first-in, first-out" method or by the "moving average method." In determining inventory value, we make assumptions as to the market value of inventory. If there is a sudden and significant decrease in demand for our products or there is a higher risk of inventory obsolescence because of a rapidly changing technology and customer requirements, we may be required to increase our inventory allowances and our gross margin could be adversely affected.

Investments in Subsidiaries and Affiliates

         Our investments in our subsidiaries and affiliates are presented using the equity method. Goodwill arising from the acquisition of equity in a subsidiary or affiliate is generally amortized at equal annual rates over a 10-year period, commencing from acquisition date. However, there are instances in which goodwill in a subsidiary is amortized over a 20-year period, based on our assessment that the circumstances in those instances justifies the longer amortization period.

         From time to time we review our investments in our subsidiaries and affiliates to identify whether there has been a decrease in the value of such investments which is not of a temporary nature. We would conduct such reviews when there are signs that the value of permanent investments has been harmed, including a drop in stock market prices, the subsidiary's or affiliate's sequential loss, the segment in which the subsidiary or affiliate operates, the value of the goodwill aggregated in the investment and other parameters. Following management's assessment of all the relevant factors that are not of a temporary nature, we may make appropriate provisions for the adjustment of the value of these investments, which would be reflected in our consolidated statement of operations.

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

Recently issued accounting pronouncements in Israel

         In October 2001, the Israeli Accounting Standards Board, or IASB, issued Israel Accounting Standard No. 12 - "Discontinuance of Adjusting Financial Statements for Inflation," which provided for the discontinuance of adjusting financial statements for the effects of changes in the general purchasing power of the shekel, as of January 1, 2003. In December 2002, Accounting Standard No. 17 was issued that postponed the date from which Accounting Standard No. 12 is to be applied until January 1, 2004. Until December 31, 2003, we will continue to prepare adjusted financial statements in accordance with Opinion No. 36 of the Institute of Certified Public Accountants in Israel, or ICPAI. The inflation-adjusted amounts as of December 31, 2003 will serve as the basis for the nominal-historical financial reporting in the following periods. Upon implementation of Standard No. 12, Clarifications Nos. 8 and 9 to Opinion 36 of the ICPAI will be canceled and will be replaced with effect from January 1, 2004 by Israel Accounting Standard No. 13 - "The Effects of Changes in Foreign Exchange Rates," which was issued at the same time as Standard No. 12. Most of the provisions of Standard No. 13 correspond to the provisions which appeared in Clarifications Nos. 8 and 9 to Opinion 36 of the ICPAI. The adoption of Standard No. 12 could have a material effect on our results of operations. The extent of the effect is dependent on the rate of inflation and the composition of our assets and sources of financing.

         In February 2003, the IASB issued Israel Accounting Standard No. 15 - "Impairment of Assets," which is effective for financial statements for reporting periods commencing January 1, 2003 or thereafter. This Standard, which is based on International Accounting Standard No. 36, addresses the accounting treatment and presentation of impairment of assets, and establishes procedures to be implemented in order to ensure that assets are not presented in amounts exceeding their recoverable value. Though according to U.S. GAAP (e.g. FASB 144 and FASB 142), recoverability tests are performed based on undiscounted expected cash flows, Standard No. 15 indicates that an asset's recoverable value is the higher of the asset's net selling price and the asset's value in use, the latter being equal to the asset's discounted expected cash flows. While we estimate that the adoption of the provisions of Standard No. 15 as of December 31, 2002, would not have had a material effect on our financial position and results of operations as of such date, the use of different assumptions with respect to the expected cash flows from our assets and other economic variables, primarily the discount rate, may lead to different conclusions regarding the recoverability of our assets' carrying values and to the potential need to record an impairment loss for our long-lived assets.

Impact of Devaluation on Results of Operations and on Monetary Assets and Liabilities

         The following table sets forth, for the periods indicated, certain information with respect to the rate of inflation in Israel, the rate of devaluation of the NIS in relation to the dollar and the rate of inflation in Israel adjusted for the NIS-dollar devaluation:

                                                          Closing Exchange       Annual        Annual Inflation
Year ended       Israeli Consumer   Israeli Inflation          rate of         devaluation      adjusted for
December 31,      Price Index (1)     Price Rate(2)        the dollar (3)        rate (4)       devaluation (5)
------------      ---------------     -------------       ----------------     -----------     ----------------
1998                 166.30               8.6                NIS 4.160             17.6                (9.0)
1999                 168.53               1.3                NIS 4.153             (0.2)                1.5
2000                 168.53               0.0                NIS 4.041             (2.7)                2.7
2001                 170.91               1.4                NIS 4.416              9.3                (7.2)
2002                 182.01               6.5                NIS 4.737              7.3                (0.8)

________________
(1)  For purposes of this table, the CPI figures use 1993 as the base equal to
     100. These figures are based on reports of the Israel Central Statistics Bureau.
(2) Annual inflation is the percentage change in the CPI in Israel between December of the year indicated and December of the preceding year.
(3) Closing exchange rate is the rate of exchange between the NIS and the dollar as of December 31 of the year indicated, as reported by the Bank of Israel.
(4) Annual devaluation is the percentage increase in the value of the dollar in relation to the NIS during the year indicated.

(5) Annual inflation adjusted for devaluation is obtained by dividing the Israeli inflation rate (column 2 plus 1) by the annual devaluation rate (column 4 plus 1), minus 1.

     Since most of our operations are based in Israel, we incur significant expenses in NIS, which expenses are usually linked, wholly or partially, to changes in the CPI.

         The relationship between our monetary assets and liabilities, and the extent to which these are linked to a particular currency or price index, affects our financial results. In the event of a devaluation of the NIS in relation to the dollar, we would report a financial expense to the extent that our dollar-denominated or dollar-linked monetary liabilities exceed our dollar-denominated or dollar-linked monetary assets or, conversely, we would report financial income if our dollar-denominated or dollar-linked monetary assets exceeded our dollar-denominated or dollar-linked monetary liabilities. On December 31, 2002, the excess of our foreign currency denominated or linked monetary liabilities over our foreign currency denominated or linked monetary assets was NIS 2,727 million (the majority of which was dollar-denominated or dollar-linked).

         In addition, we and certain of our subsidiaries have entered into financial agreements with major Israeli banks and other financial institutions in order to reduce the overall exposure of assets and liabilities denominated in foreign currencies, and commitments for the purchase of raw materials and the sale of goods in currencies other than the dollar arising from foreign currency exchange rates. Such agreements include forward sales, purchase contracts, sale options and swap transactions. For more details regarding the balance of our hedging agreements as of December 31, 2002, see note 21 to our consolidated financial statements included elsewhere in this annual report. The caption "Financial expenses, net" in our consolidated financial statements includes the impact of these factors on monetary assets and liabilities, as well as regular interest expense.

Results of Operation

         The following tables summarize certain recent financial information relating to each of our businesses. The tables are prepared on the same basis as that utilized in our consolidated financial statements included elsewhere in this annual report.

                                                                                                      Translation
                                                                       2001/2000                         into      2002/2001
                                    CPI - adjusted NIS                 Changes     CPI - adjusted NIS   Dollars     Changes
                            -----------------------------------------  ---------   ------------------ ----------   ----------
                               2000        %        2001         %         %        2002         %        2002         %
                            -----------  ------   ---------    ------    -------   ---------   ------  ---------   ----------
                           (In thousands)       (In thousands)                   (In thousands)       (In thousands)

REVENUES FROM SALES

 Telecommunication equipment  2,377,219   28.13   1,240,788     16.31     (47.81)    829,749    11.47    175,164   (33.13)
 Defense electronics          1,238,492   14.65   1,439,561     18.93      16.24   1,719,972    23.77    363,093    19.48
 Agrochemicals                3,737,060   44.22   4,180,156     54.95      11.86   4,220,018    58.32    890,863     0.95
 Venture capital investments     86,525    1.02      88,519      1.16       2.31                                       NA
 Other                        1,011,996   11.98     657,783      8.65     (35.00)    466,454     6.44     98,470   (29.09)
                              ---------  ------   ---------    ------    -------   ---------   ------  ---------   -------
 Total                        8,451,292  100.00   7,606,807    100.00     (10.00)  7,236,193   100.00  1,527,590    (4.87)
                              =========  ======   =========    ======    =======   =========   ======  =========   =======

OPERATING EARNINGS:

 Telecommunication equipment    269,568   32.64    (216,829)   (55.73)        NA    (182,055)  (34.43)   (38,432)  (16.04)
 Defense electronics             57,752    6.99      57,266     14.72      (0.84)     80,368    15.20     16,966    40.34
 Agrochemicals                  476,653   57.72     598,329    153.79      25.53     671,158   126.93    141,684    12.17
 Venture capital investments     (6,379)  (0.77)     (8,452)    (2.17)     32.50      (8,046)   (1.52)    (1,699)   (4.80)
 Other                           28,181    3.42     (41,269)   (10.61)        NA     (32,677)   (6.18)    (6,898)  (20.82)
                              ---------  ------   ---------    ------    -------   ---------   ------  ---------   -------
 Total                          825,775  100.00     389,045    100.00     (52.89)    528,748   100.00    111,621    35.91

 Joint general expenses         (98,564)            (23,722)              (75.93)    (39,665)             (8,373)   67.21

 Total operating earnings       727,211             365,323               (49.76)    489,083             103,248    33.88
                              =========  ======   =========    ======    =======   =========   ======  =========   =======

CAPITAL EXPENDITURES:

Telecommunication equipment     108,016   16.74      60,832      6.13     (43.68)     15,853     1.19      3,347   (73.94)
Defense electronics              33,430    5.18      54,209      5.46      62.16      46,632     3.48      9,844   (13.98)
Agrochemicals                   343,931   53.32     837,542     84.37     143.52   1,264,935    94.53    267,033    51.03
Venture capital investments       1,825    0.28       2,984      0.30      63.50          --                  --       NA
Other                           157,886   24.48      37,187      3.74     (76.45)     10,665     0.80      2,251   (71.32)
                              ---------  ------   ---------    ------    -------   ---------   ------  ---------   -------
Total                           645,088  100.00     992,754    100.00      53.89   1,338,085   100.00    282,475    34.79
                              =========  ======   =========    ======    =======   =========   ======  =========   ======

DISCONTINUED ACTIVITY             2,434                 198               (91.86)         --                  --      NA
CORPORATE ASSETS                    822                 394               (52.07)        110                  23   (72.08)
                              ---------  ------   ---------    ------    -------   ---------   ------  ---------   -------
                                648,344             993,346                53.21   1,338,195             282,498    34.72
                              ---------  ------   ---------    ------    -------   ---------   ------  ---------   -------

EXPORTS OF KOOR PRODUCTS BY
BUSINESSES (1)

 Telecommunication equipment  1,868,317   31.95   1,058,390     19.42     (43.35)    709,329    13.50    149,742   (32.98)
 Defense electronics            748,097   12.80     891,820     16.36      19.21   1,077,270    20.49    227,416    20.80
 Agrochemicals                3,072,233   52.53   3,419,277     62.73      11.30   3,470,070    66.01    732,546     1.49
 Venture capital investments     83,920    1.43      81,160      1.49      (3.29)         --       --         --       NA
 Other                           75,693    1.29          --        --         NA          --       --         --       --

 Total                        5,848,260  100.00   5,450,647    100.00      (6.80)  5,256,669   100.00  1,109,704    (3.56)
                              =========  ======   =========    ======    =======   =========   ======  =========   =======

DESTINATIONS (2)

 North America                1,809,221   30.94   1,239,027     22.73     (31.52)  1,185,258    22.55    250,213    (4.34)
 Europe                       1,736,690   29.70   1,683,806     30.89      (3.05)  2,009,623    38.23    424,240    19.35
 South America                1,451,405   24.82   1,469,837     26.97       1.27     894,477    17.02    188,828   (39.15)
 Asia and Australia             710,919   12.15     920,474     16.89      29.48   1,022,731    19.46    215,902    11.11
 Africa                         140,025    2.39     137,503      2.52      (1.80)    144,580     2.74     30,521     5.15

 Total                        5,848,260  100.00   5,450,647    100.00      (6.80)  5,256,669   100.00  1,109,704    (3.55)
                              =========  ======   =========    ======    =======   =========   ======  =========   =======

__________________________

(1) Including foreign industrial operations.
(2) Destination to which shipment is made.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

         The following is an analysis of our consolidated results of operations, followed by an analysis of the results of operations of each of our businesses.

         Net sales. Net sales decreased 4.87% to NIS 7,236 million in 2002 from NIS 7,607 million in 2001. Exports and international operations, representing 80.4% of our net sales, decreased 5.0% in 2002 compared to 2001, primarily attributable to a decrease of approximately NIS 325 million in Telrad's sales as a result of the major decline in the international telecommunications market. Net sales were also affected by holdings whose results were not consolidated during 2002 and were consolidated in 2001, which amounted to approximately NIS 89 million. These decreases were partially offset by an increase in the sales of Elisra and of MA industries, by NIS 280 million and NIS 40 million, respectively, in 2002 compared to 2001.

         Sales in our telecommunication equipment business decreased by 33.3% in 2002 compared to 2001 while sales in our agrochemicals, defense electronics businesses increased by 19.5%, 1%, respectively, over the same period. Our venture capital business did not record any sales in 2002 due to the deconsolidation of some companies.

         Gross profit. Gross Profit increased 5.1% to NIS 1,818 million in 2002 from NIS 1,730 million in 2001. The increase in gross profit is primarily attributable to improved profits at MA Industries (NIS 121 million), Elisra (NIS 51 million) and Telrad (NIS 32 million), which were partially offset by a decline in the gross profit of Tadiran Electronic (NIS 43 million) and Koor Trade (NIS 14 million). The increase in the gross profit was partially offset by holdings whose results were not consolidated during 2002 and were consolidated in 2001, which amounted to approximately NIS 26 million. As a percentage of net sales, gross profit increased from 22.7% in 2001 to 25.1% in 2002.

         Operating earnings. Operating earnings increased 33.8% to NIS 489 million in 2002 from NIS 365 million in 2001. The increase in operating earnings is mainly due to a substantial drop in the operating loss of Telrad (NIS 79 million), paired with an increase in the operating earnings of MA Industries (NIS 72 million), Elisra (NIS 19 million), Sheraton Moriah and Isram, partially offset by a decline in the operating earnings of TEI (NIS 45 million), Tadiran (NIS14 million) and Koor Trade. As a percentage of net sales, operating earnings increased from 4.8% in 2001 to 6.8% in 2002.

         Finance expenses, net. Finance expenses, net decreased 9.3% to NIS 400 million in 2002 from NIS 441 million in 2001. The decrease in finance expenses in 2002 is primarily attributable to a decline in the finance expenses of MA Industries (NIS 27 million), Tadiran (NIS 25 million) and Sheraton Moriah (NIS14 million), due to the repayment of financial liabilities. These decreases were partially offset by an increase in the finance expenses of Telrad (NIS 23 million).

         The dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the shekel in relation to the dollar. During 2002, the shekel was devalued against the dollar by 7.3% while the CPI increased by 6.5%, compared to 2001, during which there had been a devaluation of 9.3% of the shekel against the dollar while the CPI increased by 1.4%.

         Other income (expenses), net. Other income, net amounted to NIS 6 million in 2002 compared to other expenses, net of NIS 634 million in 2001. Other income, net in 2002 included: NIS 349 million capital gain, which included NIS 346 million from the sale of 30% of Elisra's shares to Elta, NIS 30 million from the sale of Tadiran's real estate, and a one-time gain from Koor Trade of NIS 36 million in connection with its receipt of a payment with respect to debt that was previously written-off as bad debt, compared to a NIS 61 million capital loss in 2001;

         o NIS 168 million write-down of investments and assets, which included a NIS 95 million write down of Koor CVC investments, a NIS 52 million expense recorded by MA Industries relating to the ongoing economic crisis in Argentina, a NIS 36 million loss representing Elisra's share in the write off of BVR Systems goodwill and a NIS 16 million expense relating to termination of the Elad hotel management agreement. During 2001, we recorded an NIS 404 million provision for the decline in value of investments and assets.

         o NIS 129 million provision for severance compensation, primarily at Telrad (NIS 100 million), MA Industries (NIS 15 million), and Elisra (NIS 14 million), compared to NIS 84 million in 2001.

         o NIS 93 million goodwill amortization and write-off, primarily at MA Industries (NIS 79 million) and Elisra (NIS 13 million), compared to an NIS 85 million write off in 2001.

         Transfer to statement of income of translation differences of autonomous investee in voluntary liquidation. As a result of the liquidation of Tadiran in March 2002, we recorded an expense of approximately NIS 398 million due to the recognition of the cumulative foreign currency translation adjustments to the value of our investment in Tadiran. We recorded this expense, which was previously reflected as a decrease in shareholders' equity, in accordance with Israeli GAAP, which provides that changes in the value of investments in subsidiaries as a result of foreign currency adjustments are not recognized until the sale or liquidation of the subsidiary. This accounting entry did not have any effect on our net equity.

         Taxes on income. Taxes on income increased 300% to NIS 160 million in 2002 from NIS 40 million in 2001. The increase is primarily attributable to Telrad (NIS 127 million, NIS 69 million of which were during the reporting period as a result of writing off a tax asset compared to a tax gain of NIS 53 million recorded in the same period last year), MA Industries (NIS 22 million), Elisra (NIS 13 million) and Koor Trade ( NIS 6 million). These expenses were partially offset by a decline in tax expenses at Tadiran (NIS 20 million), TEI (NIS 19 million) Koor, and Koor Properties. The increase in tax expenses also derives from Koor following the exercise of a deferred tax asset relating to Elisra, following the sale of 30% of Elisra (NIS 118 million). Taxes on income as a percentage of sales in 2002 and 2001 were 2.2% and 0.5%, respectively.

         Equity in the operating results of affiliates, net. Equity in the losses of affiliates, net in 2002 totaled NIS 257 million compared with NIS 1,931 million in 2001. This item includes mainly our equity share in the net loss of ECI, in the amount of NIS 251 million (including a NIS 25 million write-down of our investment in ECI), compared with NIS 1,917 million in 2001 (including a NIS 1,137 million write-down of our investment in ECI).

         Minority interest in subsidiaries, net Minority interest in subsidiaries, net amounted to a loss of NIS 61 million in 2002 compared with a gain of NIS 9 million in 2001. The increase in minority interest in 2002 derives mainly from MA Industries (NIS 66 million), Telrad's subsidiary Be-Connected (NIS 9 million), and Sheraton Moriah (NIS 9 million). This was offset by a decline in the minority interest for the full year of 2002 of BVR Systems (NIS 3 million), and Elisra (NIS 13 million).

         Results of discontinued activities, net. Our operations in the construction and infrastructures segment effectively ended with the termination of the consolidation of United Steel Mills in 2001, and therefore the results of the segment were reclassified and stated in this item. The loss from discontinued operations in 2001 amounted to NIS 30 million.

         Net income (loss). As a result of the above factors, we reported a net loss of NIS 782 million in 2002, compared to a net loss of NIS 2,702 million in 2001.

         Telecommunications Equipment Business

                                                  Year Ended December 31,
                                     -----------------------------------------------
                                       2001                2002             2002
                                     ----------         --------        -----------
                                     (Adjusted NIS in thousands)      ($ in thousands)
Sales................................  1,240,788          829,749         175,164
Operating earnings (loss)............   (216,829)        (182,055)        (38,432)


         Sales from our telecommunication equipment business decreased 33.1% in 2002 to NIS 829 million from NIS 1,241 million in 2001. Telrad's sales decreased by NIS 326 million in 2002 primarily as a result of the declining telecommunications market .

         Sales from our telecommunication equipment business attributable to sales of telecommunication equipment to Nortel were NIS 572 million in 2002 compared to NIS 682 million in 2001, or 69% compared to 54% of total telecommunication equipment business sales in 2002 and 2001, respectively.

         Telecommunication equipment business exports amounted to NIS 709 million in 2002 compared to NIS 1,058 million in 2001. The decrease of export sales resulted primarily in Telrad for the reasons discussed above.

         Operating Loss decreased in our telecommunication equipment business from a NIS (217) million operating loss in 2001 to a NIS (182) million operating loss in 2002. The decrease resulted from a sharp decrease in sales at Telrad.

         Defense Electronics Business

                                           Year Ended December 31,
                              ------------------------------------------------
                                2001               2002             2002
                              ----------         ---------       ----------
                              (Adjusted NIS in thousands)       ($ in thousands)

Sales........................  1,439,561          1,719,972       363,093
Operating earnings...........     57,266             80,368        16,966

         Sales from our defense electronics business increased 19.5% to NIS 1,720 million in 2002 from NIS 1,440 million in 2001 primarily as a result of the increased demand for high tech military equipment and products as many countries have focused on improving their existing military equipment with new technology and investing in new high-tech military products and equipment.

         Operating earnings from our defense electronics business increased 40.3% in 2002 to NIS 80.4 million from NIS 57.3 million in 2001.

         Agrochemicals Business

                                           Year Ended December 31,
                              ------------------------------------------------
                                2001               2002             2002
                              ----------         ---------       ----------
                              (Adjusted NIS in thousands)       ($ in thousands)

Sales......................    4,180,156         4,220,018          890,863
Operating earnings.........      598,329           671,158          141,684

         Sales from our agrochemicals business increased 1% to NIS 4,220 million in 2002 from NIS 4,180 million in 2001, primarily as a result of increased sales of the MA group (see below). Approximately 90.9% and 90.6% of the sales in 2002 and 2001, respectively, were made outside of Israel, and approximately 27.9% and 36.4% of total sales in 2002 and 2001, respectively, were to South America.

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

         Operating earnings for our agrochemicals business increased 12.2% to NIS 671 million in 2002 from NIS 598 million in 2001 as a result of increased sales and savings in production costs.

         Venture Capital Business

                                           Year Ended December 31,
                              ------------------------------------------------
                                2001               2002             2002
                              ----------         ---------       ----------
                              (Adjusted NIS in thousands)       ($ in thousands)

Sales........................    88,519              --                 --
Operating earnings (loss)....    (8,452)         (8,046)             (1,699)


         This segment was established for the first time in 2000, when we established the Koor Corporate Venture Capital Partnership, or Koor CVC. As of December 31, 2002, we had invested, through Koor CVC, approximately $147 million in venture capital funds and start-up companies. The consolidated companies in our venture capital business did not have any sales in 2002, as a result of the termination of the consolidation of Tadiran Scopus Ltd., which accounted for all the sales of the consolidated companies in our venture capital business in 2001.

         Other Businesses

                                           Year Ended December 31,
                              ------------------------------------------------
                                2001               2002             2002
                              ----------         ---------       ----------
                              (Adjusted NIS in thousands)       ($ in thousands)

Sales.........................    657,783         466,454             98,470
Operating earnings (loss).....    (41,269)        (32,677)            (6,898)


         Sales from our other businesses decreased 29.1% to NIS 466 million in 2002 from NIS 658 million in 2001. This decrease was primarily attributable to the decline in sales of Sheraton Moriah and Isram as a result of the sharp decline of tourism in Israel due to increased hostilities in with the West Bank and Gaza.

         Operating loss of our other businesses was NIS 33 million in 2002 compared to NIS 42 million in 2001, primarily due to the decrease in sales of Sheraton Moriah and Isram.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

         The following is an analysis of our consolidated results of operations, followed by an analysis of the results of operations of each of our businesses.

         Net sales. Net sales decreased 10.0% to NIS 7,607 million in 2001 from NIS 8,451 million in 2000. Exports and international operations, representing 71.6% of our net sales, decreased 6.8% in 2001 compared to 2000, primarily attributable to a decrease of approximately NIS 1,124 million in Telrad's sales as a result of the major decline in the international telecommunications market. The further decrease in sales stems from the deconsolidation of divested companies, mainly Tadiran Batteries which amounted to approximately NIS 105 million. The decrease in sales in 2001 compared to 2000 of the above-mentioned companies was offset by the increase in sales over the same period of MA Industries, by NIS 443 million, and of Elisra, by NIS 201 million.

         Sales in our telecommunication equipment business decreased by 47.8% in 2001 compared to 2000 while sales in our agrochemicals, defense electronics and venture capital businesses increased by 11.9%, 16.2% and 2.3%, respectively, over the same period.

         Gross profit. For the reasons discussed above, gross profit decreased 19.0% to 1,730 million in 2001 from 2,135 million in 2000 with a decrease of approximately NIS 587 million in Telrad's gross profit.

         Operating earnings. Operating earnings decreased 49.8% to NIS 365 million in 2001 from NIS 727 million in 2000, primarily due to the sharp decline of Telrad's sales in 2001. Operating earnings in our telecommunication equipment business decreased from operating earnings of NIS 269 million in 2000 to operating losses of NIS 217 million in 2001. Operating earnings in our other business segment also decreased from operating earnings of NIS 28 million in 2000 to operating losses of NIS 41 million in 2001. Operating earnings in our defense electronics business decreased by 0.8% in 2001 compared to 2000 and operating loss in our venture capital business increased by 32.5% over the same period. Operating earnings in our Agrochemicals business increased by 25.5% in 2001 compared to 2000.

         Finance expenses, net. Finance expenses, net increased 33.9% to NIS 441 million in 2001 from NIS 329 million in 2000. During 2001, the shekel was devalued against the dollar by 9.3% while the CPI increased by 1.4%, compared to 2000, during which there had been a devaluation of 2.7% of the shekel against the dollar and no change in the CPI. The increase in finance expenses in 2001 compared to 2000 occurred primarily at the parent company level (NIS 49 million), and stems mainly from dollar-linked financial liabilities. In addition, an increase in finance expenses of NIS 29 million over the same period was recorded at MA Industries, following the increase in its financial liabilities and the increase in cost of financing in Brazil due to the volatility of the Brazilian Real exchange rate. Finance expenses at Sheraton Moriah increased by NIS 20 million in 2001 compared to 2000, and at Elisra by NIS 16 million over the same period.

         Other expenses, net. Other expenses, net amounted to NIS 635 million in 2001 compared with other income, net of NIS 171 million in 2000. Other expenses, net in 2001 primarily included capital losses of NIS 471 million, compared to a capital gain of NIS 510 million recorded in 2000, primarily as a result of the depreciation of assets and investments in investee companies in 2001 compared to the realization of assets and investments in 2000. The other expenses included in this item include severance pay expenses totaling NIS 84 million in 2001, which were primarily at Telrad, compared to NIS 299 million in 2000, and the amortization of goodwill in the amount of NIS 85 million in 2001 compared to NIS 54 million in 2000.

         Taxes on income. Taxes on income decreased 76.0% to NIS 40 million in 2001 from NIS 164 million in 2000. Taxes on income as a percentage of income before taxes in 2001 and 2000 were 0.5% and 1.9%, respectively. The decrease is attributable primarily to Telrad (NIS 112 million), MA Industries (NIS 15 million) and Koor Properties (NIS 32 million), as a result of a decrease in their respective sales and operating earnings.

         Equity in the operating results of affiliates, net. Equity in the losses of affiliates, net in 2001 totaled NIS 1,931 million compared with NIS 292 million in 2000. This item includes mainly our equity share in the net loss of ECI, in the amount of NIS 1,917 million (including the provisioning down of the investment in ECI by NIS 1,137 million), compared with NIS 253 million in 2000.

         Minority interest in subsidiaries, net. Minority interest in subsidiaries, net amounted to a gain of NIS 9 million in 2001 compared with a loss of NIS 55 million in 2000. The change is primarily attributable to an increase in our minority interest in Sheraton Moriah and Be-Connected, both of which reported losses, and a decrease in our minority interest in M-A Industries, which reported profits.

         Results of discontinued activities, net. Our operations in the construction and infrastructures segment effectively ended with the termination of the consolidation of USM, and therefore the results of the segment were reclassified and stated in this item. The loss from discontinued operations in 2001 amounted to NIS 30 million, compared to a profit of NIS 231 million in 2000, which included NIS 275 million net capital gain from the sale of Mashav Building and Construction and Middle East Tubes Co.

         Net income (loss). As a result of the above factors, we reported a net loss of NIS 2,702 million in 2001, compared to a net income of NIS 289 million in 2000.

         Telecommunications Equipment Business

                                           Year Ended December 31,
                              ------------------------------------------------
                                2000               2001             2001
                              ----------         ---------       ----------
                              (Adjusted NIS in thousands)       ($ in thousands)

Sales........................   2,377,219        1,240,788        $ 280,976
Operating earnings (loss)....     269,568         (216,829)       $ (49,101)


         Sales from our telecommunication equipment business decreased 47.8% in 2001 to NIS 1,241 million from NIS 2,377 million in 2000. Telrad's sales decreased by NIS 1,124 million in 2001 primarily as a result of the declining telecommunications market and the sale of its operations to Nortel Israel in 2000.

         Sales from our telecommunication equipment business attributable to sales of telecommunication equipment to Nortel were NIS 682 million in 2001 compared to NIS 1,269 million in 2000, or 54.9% compared to 53.4% of total telecommunication equipment business sales in 2001 and 2000, respectively.

         Telecommunication equipment business exports amounted to NIS 1,058 million in 2001 compared to NIS 1,868 million in 2000. The decrease of export sales resulted primarily in Telrad for the reasons discussed above.

         Operating profit decreased in our telecommunication equipment business from a NIS 269 million operating profit in 2000 to a NIS 217 million operating loss in 2001. The decrease resulted from a sharp decrease in sales at Telrad.

         Defense Electronics Business


                                           Year Ended December 31,
                              ------------------------------------------------
                                2000               2001             2001
                              ----------         ---------       ----------
                              (Adjusted NIS in thousands)       ($ in thousands)

Sales.......................    1,238,492        1,439,561         $325,988
Operating earnings..........       57,752           57,266         $ 12,968

         Sales from our defense electronics business increased 16.2% to NIS 1,440 million in 2001 from NIS 1,238 million in 2000 primarily as a result of the increased demand for high tech military equipment and products as many countries have focused on improving their existing military equipment with new technology and investing in new high-tech military products and equipment.

         Operating earnings from our defense electronics business decreased 0.8% in 2001 to NIS 57.3 million from NIS 57.7 million in 2000.

         Agrochemicals Business

                                           Year Ended December 31,
                              ------------------------------------------------
                                2000               2001             2001
                              ----------         ---------       ----------
                              (Adjusted NIS in thousands)       ($ in thousands)

Sales........................   3,737,060        4,180,156         $946,593
Operating earnings...........     476,653          598,329         $135,491

         Sales from our agrochemicals business increased 11.9% to NIS 4,180 million in 2001 from NIS 3,737 million in 2000, primarily as a result of increased sales of the MA group (see below). Approximately 81.8% and 82.2% of the sales in 2001 and 2000, respectively, were made outside of Israel, and approximately 36.7% and 37.6% of total sales in 2001 and 2000, respectively, were to South America.

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

         Operating earnings for our agrochemicals business increased 25.5% to NIS 598 million in 2001 from NIS 477 million in 2000 as a result of increased sales and savings in production costs.

         Venture Capital Business

                                           Year Ended December 31,
                              ------------------------------------------------
                                2000               2001             2001
                              ----------         ---------       ----------
                              (Adjusted NIS in thousands)       ($ in thousands)

Sales........................    86,525            88,519         $  20,045
Operating earnings (loss)....    (6,379)           (8,452)        $  (1,914)

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

         Sales from our venture capital business increased 2.3% to NIS 89 million in 2001 from NIS 86 million in 2000, primarily as a result of increased sales at Scopus. Operating loss increased 32.5% to NIS 8 million in 2001 from NIS 6 million in 2000.

         Other Businesses

                                           Year Ended December 31,
                              ------------------------------------------------
                                2000               2001             2001
                              ----------         ---------       ----------
                              (Adjusted NIS in thousands)       ($ in thousands)

Sales.......................     1,011,996        657,783           $148,955
Operating earnings (loss)...        28,181        (41,269)          $ (9,345)


         Sales from our other businesses decreased 35% to NIS 658 million in 2001 from NIS 1,012 million in 2000. This decrease was primarily attributable to the decline in sales of Sheraton Moriah and Isram as a result of the sharp decline of tourism in Israel due to increased hostilities in with the West Bank and Gaza.

         Operating loss of our other businesses was NIS 41 million in 2002 compared to operating earnings of NIS 28 million in 2001, primarily due to the decrease in sales of Sheraton Moriah and Isram.

          Quarterly Results

         The following table presents unaudited quarterly financial information for each of the four quarters of the year ended December 31, 2002. Such information has been prepared on the same basis as our consolidated financial statements.

                                                        Quarter Ended                        Year Ended
                                   -----------------------------------------------------     ----------
                                      March         June        September       December      December
                                    31, 2002      30, 2002       30, 2002       31, 2002      31, 2002
                                   ---------     ---------     ----------      ---------     ----------
                                                    (in millions of U.S. dollars)
Net sales.........................    410           388           354             376          1,528
Gross profit......................    107           100            87              90            384
Research and development, net.....     13            15            14              13             55
Operating income (loss)...........     43            29            23               8            103
Net income (loss).................   (105)          (17)          (63)             20           (165)


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

Recent Developments

         On June 5, 2003, we sold in open market transactions 9,356,517 shares in MA Industries, for NIS 105.3 million (approximately $24.1 million on the date of sale). Following the sale, we held 49.8% of the voting capital of MA Industries. We are currently in the process of determining whether we will be able to continue to consolidate MA Industries' results in our financial statements after the date of this transaction.

         On May 28, 2003, we sold 500,000 of our treasury shares to Hermes Investment Management Ltd., or Hermes, one of the largest fund managers in the United Kingdom, for approximately $10 million (NIS 44.5 million). The shares were acquired by Hermes on behalf of Britel Fund Nominees Ltd. and Possfund Nominees Ltd., two well-known pension funds in the United Kingdom which are managed and controlled by Hermes. As a result of the acquisition, as of June 25, 2003, Hermes holds, on behalf of these funds, 1,385,000 of our ordinary shares, representing approximately 8.8% of our outstanding ordinary shares.

         In March 2003, Telrad sold in open market transactions 407,330 shares of ECtel Ltd., a publicly-traded subsidiary of ECI, which shares represented 50% of the total number of shares held by Telrad in Ectel, for approximately NIS 14 million.

         On June 1 and June 4, 2003, we sold in open market transactions a total of 648,769 ordinary shares of Nice Systems Ltd., which represented all of our holdings in Nice Systems Ltd., for approximately $10 million.

         On April 1, 2003, Air Canada, a lessee of 12 Boeing 737-200 aircraft from Arkia Israeli Airlines Limited, or Arkia, filed a petition with a Canadian court for protection from creditors under Canadian law. In its petition, Air Canada requested a stay of proceedings to enable it to reorganize. As part of its reorganization, Air Canada declared, among other measures, a moratorium on lease payments to all aircraft lessors pending agreement on revised terms. Currently, Arkia and Air Canada are in the midst of discussions regarding future terms and conditions for the continued lease of these aircraft. Air Canada expressed its intention to continue to lease 10 of the12 aircraft upon terms to be agreed upon among the parties. On July 3, 2003, Arkia received formal notice from Air Canada of the early termination of the lease of the two remaining aircraft, effective July 15, 2003. The revenues from these 12 aircraft amounted to approximately [ ]% of all lease revenues of the aircraft leasing segment of Arkia in 2002. As of July 11, 2003, the total lease payments relating to these aircraft not paid by Air Canada to Arkia amounted to approximately $3.2 million.

         Since October 1, 2002, ECI had failed to comply with some of the financial ratios agreed upon in a facility agreement with several banks. On May, 28, 2003 ECI entered into a letter agreement with these banks with respect to the facility agreement. The banks agreed to significantly ease the financial covenants in the facility beginning in January 2004 and that effective June 30, 2003, ECI would no longer be in default with respect to the financial covenants as these were suspended until the end of 2003. Under the terms of the letter agreement, as of June 30, 2003, ECI had $60 million in long-term loans and a $30 million short-term credit facility.

Effective Corporate Tax Rate

         We do not file a consolidated tax return with our subsidiaries, and we are taxed only on our own income. Each of our subsidiaries files its own tax return, based on its own taxable income. Our income tax obligations and our subsidiaries' income tax obligations are based on profits determined in nominal NIS for Israeli statutory purposes, adjusted for tax purposes, in terms of end-of-year Israeli currency, in accordance with changes in the CPI. The tax provision in our financial statements does not directly relate to income shown on such statements, for the reconciliation between the theoretical and actual tax expense. Non-Israeli subsidiaries are taxed based upon tax laws in their respective countries of residence. The effective corporate tax rate is affected mainly by tax benefits arising from reduced tax rates applied to approved enterprises, utilization of tax loss carry forwards for which no deferred taxes were recorded, the effect of the Inflationary Adjustment Law on Israeli companies, whose functional currency is the dollar, and the disallowance of provisions for anticipated losses from the sale of assets. In 2002, we had a loss before taxes of NIS 304 million. See Note 16A to our consolidated financial statements included elsewhere in this annual report.

Liquidity and Capital Resources

         We finance our corporate level activities principally through the proceeds from divestitures, management fees and dividends we receive from our subsidiaries and affiliates and through debt financing. In 2002 and 2001, we received management fees in the amount of NIS 36 million and of NIS 35 million, respectively, and dividends in the amount of NIS 29 million and NIS 21 million, respectively. The dividends received in 2002 and 2001 include dividends from MA Industries that represent proceeds from divestitures.

         Our shareholders' equity at December 31, 2002 decreased 21.3% to NIS 1,760 million, compared to NIS 2,238 million at December 31, 2001. The decrease in 2002 was primarily due to our net loss of NIS 782 million.

         Working capital at December 31, 2002 was NIS 1,196 million, compared to NIS 1,895 million at December 31, 2001 and NIS 1,067 million at December 31, 2000. The decrease in 2002 is primarily attributable to an increase of NIS 349 million in MA Industries' short-term debt (mainly due to short-term loans in connection with its acquisition of several new products), the transfer of our loan to Nortel Israel in the amount of NIS 176 million from long-term debt in 2001 to short-term debt in 2002 as a result of its maturity in 2003 and a decrease of NIS 363 million in Tadiran's current assets, which were partially offset by an increase of NIS 133 million in Elisra's working capital.

         Long-term debt totaled NIS 4,423 million at December 31, 2002, or 32.3% of total assets on that date, compared to NIS 5,030 million at December 31, 2001, or 36.5% of total assets on that date. The decrease in the balance of long-term debt is attributed mainly to our repayment of NIS 900 million of our long-term debt, the repayment by Tadiran of NIS 284 million of its long-term debt and the repayment by Telrad of NIS 151 million of its long-term debt, which were partially offset by an increase of NIS 520 million in MA Industries' long-term debt. See note 15C(1) to our consolidated financial statements included elsewhere in this annual report.

         Total debt at December 31, 2002 decreased 1.3% to NIS 6,783 million, or 49.5% of total assets, compared to NIS 6,876 million, or 50.0% of total assets, at December 31, 2001.

Summary of our Contractual Obligations and Commercial Commitments

         For purposes of presenting the approximate cash flows that will be required to meet our material contractual obligations, the following table presents a summary of those obligations, as of December 31, 2002:

                                                                Payments Due by Period
                                            -------------------------------------------------------------
                                                              (In thousands of U.S. Dollars)

                                                          Less Than       1-3          4-5         After
    Contractual Obligations                   Total         1 Year       Years        Years       5 Years
----------------------------------------    ----------    ---------     -------     --------     --------
Debt From Banks.........................     1,034,555      208,908      275,505      487,392      62,750
Debentures..............................        93,801        8,274           --       85,527          --
Operating Lease Obligations.............        56,225       11,399       23,232        8,295      13,299
Other Obligations.......................        22,762          234        6,776        1,981      13,771
Total Contractual Cash Obligations......     1,207,343      228,815      305,513      583,195      89,820

         For purposes of presenting the approximate cash flows that will be required to meet our other commercial commitments, the following table presents a summary of those commitments, as of December 31, 2002:

                                                          Amount of Commitment Expiration Per Period
                                            --------------------------------------------------------------
                                                              (In thousands of U.S. Dollars)
                                              Total
                                             Amounts       Less Than       1-3          4-5         After
   Other Commercial Commitments             Committed       1 Year        Years        Years       5 Years
----------------------------------------    ----------     ---------     -------     --------     --------
Guarantees(1).........................        151,788            --       88,144      23,644        40,000
Commitments for the Purchase of Fixed
Assets(2).............................          4,855         4,855           --          --            --
Commitments for Investments in Venture
Capital Funds(3)......................         13,890         1,890           --          --        12,000
Total Commercial Commitments..........        170,533         6,745       88,144      23,644        52,000


(1) Includes: (i) a guarantee Bezeq (Israeli telecommunications company) received from us in the amount of $64 million; (ii) a guarantees totaling $63 million issued by Telrad, one of our consolidated subsidiaries, to financial institutions for credit that its customers received; and (iii) guarantees by us for affiliates and other non consolidated companies in the amount $25 million. See note 22F to our consolidated financial statements included elsewhere in this annual report.

(2) From time to time, several of our consolidated subsidiaries enter into agreements to purchase fixed assets.

(3) This amount represents Koor CVC's remaining obligation for investment in its portfolio funds, which may be drawn upon by the funds over the next 6-8 years, based on their needs.

Cash Flows

         Cash and cash equivalents decreased by NIS 52 million in 2002. Most of the decrease was as a result of a decrease at Tadiran (NIS 100 million), Telrad (NIS 92 million), Koor - the parent company (NIS 37 million) and TEI (NIS 27 million). The decline in cash was partially offset by an increase the in cash at Koor Trade (NIS 109 million) and Elisra (NIS 106 million)

         Cash Flows from Operating Activities in 2002 were NIS 436 million, compared to NIS 454 million in the full year of 2001. Permanent cash flow generated by operating activities amounted to NIS 301 million in the reporting period, compared to NIS 118 million used for operating activities in the corresponding period in 2001. The increase in the cash flow from operating activities stems mainly from a decrease in trade receivables and other accounts receivable of NIS 290 million which occurred mainly at MA Industries and Telrad, and a NIS 53 million decline in net inventory (mainly at Telrad and Elisra), partially offset by an increase in MA Industries' inventory net of a NIS 209 million decline in trade payables and other payables.

         Cash flows used for investment activities in 2002 utilized NIS 263 million of cash, compared to NIS 1,104 million used in 2001. The investment in fixed assets, net - after deduction of an investment grant, amounted to NIS 257 million, compared to NIS 427 million in the same period last year. The Principal investments in fixed assets in the reporting period were in MA Industries and Elisra. Investment in intangible assets amounted to NIS 826 million in 2002, compared with NIS 587 million in 2001, mainly as a result of investments by MA Industries. Investments in venture capital companies amounted to NIS 48 million, compared to NIS 157 million in the corresponding period last year. Proceeds from divestitures and disposal of fixed assets contributed NIS 826 million to the cash flow generated in investment activities, compared to NIS 296 million in the corresponding period last year.

         The net proceeds from sale of investments contributed NIS 494 million to cash flows generated from investment activities in 2002, compared to NIS 181 million generated in 2001.

         In 2002, investment in affiliated companies, net, totaled NIS 14 million compared to NIS 47 million in 2001.

         The investment in consolidated subsidiaries totaled NIS 3 million in 2002 compared to NIS 68 million in 2001.

         Finance activities for the full year of 2002 consumed NIS 228 million, compared to a cash contribution of NIS 403 million in the full year of 2001. Long-term loans received during the reporting period amounted to NIS 1,720 million, compared to NIS 2,993 million in the corresponding period in 2001. The loans were received at Koor - the parent company following the refinancing activities, at MA Industries and Telrad. Repayment of long-term loans in the reporting period amounted to NIS 1,911 million (including the refinancing activities at Koor - the parent company), compared to NIS 1,958 million in the same period last year. Loans were repaid mainly at Koor - the parent company, M-A Industries, Tadiran and Telrad.

         Short-term credit, net, increased by NIS 16 million in 2002, compared to a NIS 730 million decline in the same period last year. Most of the increase was at MA Industries, partially offset by a decrease in short-term credit, mainly by Koor - the parent company and Telrad.

Impact of Inflation and Currency Fluctuations

         The dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the dollar. The inflation rate in Israel was 6.5% in 2002 as compared to 1.4% in 2001. At the same time, the devaluation of the NIS against the dollar was 7.3% in 2002 and 9.3% in 2001. The increase in the dollar cost of our operations in Israel relates primarily to the cost of salaries in Israel, which are paid in NIS, and constitutes a substantial portion of our expenses.

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

Item 6.     Directors, Senior Management and Employees.
            -------------------------------------------

Directors and Senior Management

         The following table sets forth, as of June 25, 2003, the name, age and position of each of our directors and executive officers:


Charles R. Bronfman              72      Chairman of the Board of Directors

Rolando Eisen(1)(2)              61      Director

Paulette Eitan(1)(2)             57      Director

Ron Feinstein(1)                 65      Director

Andrew Hauptman                  34      Director

Eli Hurwitz                      71      Director

Chemi Peres                      45      Director

David Rubner                     63      Director

Prof. Gabriela Shalev(1)         61      Director

Jonathan B. Kolber               41      Chief Executive Officer

Danny Biran                      60      President

Yuval Yanai                      51      Senior Vice President and Chief
                                         Financial Officer

Shlomo Heller                    60      General Counsel and Corporate Secretary
__________________________
(1) Member of the Audit Committee.
(2) External Director. Under the Israeli Companies Law, 1999, publicly held companies in Israel are required to appoint at least two External Directors who serve for three-year terms. Our External Directors were appointed in June 2002 and pursuant to the Companies Law, their terms will expire in June 2005.


         Set forth below is a biographical summary of each of our above-named directors and executive officers.

         Charles R. Bronfman has been Chairman of the Board of Directors of Koor since November 1997. Mr. Bronfman is Chairman of the Board of Directors of Claridge Israel L.L.C., Chairman of Andrea and Charles Bronfman Philanthropies Inc., Co-Chairman of Birthright Israel International and Co-Chairman of the Board of Trustees, McGill Institute For the Study of Canada. Mr. Bronfman is a former Co-Chairman of the Seagram Company Ltd. and a former Chairman of the United Jewish Communities.

         Rolando Eisen has been an External Director of Koor since June 2002. Mr. Eisen serves as a board member in several companies, including Mercantile Discount Bank Ltd., Elite Industries Ltd. (External Director until July 2002), Merchav Building Materials Ltd., I.D.B. Holdings Ltd. (External Director) and Amidar Ltd. Mr. Eisen is the founder and Chairman of the Board of Green Market, a company in the area of direct delivery of grocery and other food products and is a shareholder ("interested") and director in Healthcare Technologies Ltd. which is traded on NASDAQ. Mr. Eisen has a B.Sc. in Industrial Management from Carnegie Mellon University. Mr. Eisen is an Israeli citizen.

         Paulette Eitan has been an External Director of Koor since June 2002. Mrs. Eitan is the Managing Director of Paulette Eitan, Business Planning Services Ltd., a management consulting firm focusing on business strategy, performance, monitoring and management incentive programs, mostly for Israeli high-tech and multinational companies. Mrs. Eitan serves as a board member in several companies, including Silicom Ltd., Pitkit Ltd. and A.On Line Capital Ltd. Mrs. Eitan has an MBA in Business from Tel Aviv University and a B.Sc. in Economics and Business from HEC-Paris. Mrs. Eitan is an Israeli citizen.

         Ron Feinstein has been a director of Koor since October 1991. Since 1999, Mr. Feinstein has served as a Chairman of the Board of Directors of Sheraton Moriah Israel and Tadiran. From 1996 until 1998, Mr. Feinstein served as a Chairman of the Board of Radisson Moriah Hotels Ltd. Since 1992, Mr. Feinstein has also served as the Chairman of the Board of Tourist Industry Development Corporation Ltd. Mr. Feinstein was a partner in the law firm of Glass, Feinstein and Bar-Sela from 1981 through March 1997 and since then he is a senior partner in the law office and notary of Feinstein and Feinstein.

         Andrew Hauptman has been a director of Koor since November 1997. During the past five years, Mr. Hauptman was a Director of Business Development and Strategic Planning at Universal Studios Holdings (UK) Ltd. and at present he is the President of Andell Inc. Mr. Hauptman holds an MBA degree from Harvard University.

         Eli Hurwitz has been a director of Koor since November 1997. Mr. Hurwitz is the President and Chief Executive Officer of Teva Pharmaceutical Industries Ltd. Mr. Hurwitz serves as a director of Teva Pharmaceutical Industries Ltd. and Vishay Intertechnology Inc.

         Chemi Peres has been a director of Koor since June 2000. He is a Managing Director and Founder of Pitango Venture Capital (formerly Polaris Venture Capital originating in Israel), a venture capital fund. Mr. Peres is one of the pioneers of the venture capital industry in Israel. In 1992 he founded and managed Mofet Israel Technology Fund, an Israeli venture capital fund. Mr. Peres is the Chairman of the Board of WebGlide, and serves as a director in Orckit Communications Ltd., Aladdin Knowledge Systems Ltd and several other companies. Mr. Peres holds a B.Sc. in industrial engineering and management and a M.B.A. from Tel Aviv University.

         David Rubner has been a director of Koor since June 2000. Mr. Rubner is Chairman and CEO of Rubner Technology Ventures Ltd. Mr. Rubner was employed with ECI from 1970 and was its President and CEO from 1991 to October 1999 and February 2000, respectively. Since November 1999, he has served as Vice Chairman of the Board of Directors of ECI. He serves as Chairman of the Board of Ectel Ltd., and as a director of VPS Ltd., Chekpoint Software Ltd., Efcon Ltd., Gigami Inc. and MKID Inc. Mr. Rubner holds a B.Sc. (Hons) in Engineering from Queen Mary College, University of London and a M.S. from Carnegie Mellon University. He is a member of the Presidium of the Israel Manufacturers Association and was a recipient of the Industry Prize for 1995.

         Prof. Gabriela Shalev has been a director of Koor since February 1999. Prof. Shalev is a Contracts Law Professor in the Hebrew University in Jerusalem. Prof. Shalev also serves as a director of several other companies including Van-Lir Institute and Hadassah Hospital.

         Jonathan B. Kolber has been Chief Executive Officer of Koor since July 1, 1998. Mr. Kolber served as the Vice Chairman of the Board of Directors of Koor since November 1997 and resigned from the Board on March 26, 2003. Mr. Kolber served as President of Claridge Israel Ltd. from 1989 to 2001 and as Vice President of Claridge Inc. from 1986 to 1990. Mr. Kolber was associated with Cemp Investments from 1985 to 1987. Mr. Kolber is Chairman of the Board of Telrad Networks Ltd and serves as a director of several Israeli companies, including ECI Telecom Ltd., Makhteshim-Agan Industries Ltd., Knafaim-Arkia Ltd., R.M. Sheraton-Moriah Israel Ltd. and Nortel Networks Israel Ltd. Mr. Kolber has a Bachelor degree in Near Eastern Languages and Civilizations from Harvard University and a Certificate on Advanced Arabic from the American University of Cairo.

         Danny Biran has been President of Koor since July 1, 1998. Mr. Biran currently serves as Chairman of the Board and Chief Executive Officer of Elisra Electronic Systems Ltd. and as Chairman of the Board of Makhteshim-Agan Industries Ltd., Isrex (94) Ltd., Koor Properties Ltd., Koor Trade Ltd., R.M. Renaissance Management (1993) Ltd., Tadiran Electronic Systems Ltd., Tadiran Spectralink Ltd. and Dekolink Wireless Ltd. Mr. Biran is also a director of ECI Telecom Ltd., Knafaim-Arkia Ltd., Telrad Networks Ltd. and Sheraton-Moriah Israel Ltd. Mr. Biran is a graduate of the Law faculty of the Tel Aviv University and a member of the Israeli Bar.

         Yuval Yanai has been Senior Vice President and Chief Financial Officer of Koor since October 1, 2000. He served as Senior Vice President and Chief Financial Officer of NICE Systems Ltd. from April 1998 to September 2000. From 1991 to April 1998, he was the Vice President, Finance and Chief Financial Officer of Elscint Ltd. and director of several of Elscint's subsidiaries, as well as a director of certain public and private companies. He joined Elscint in 1985 and served as Corporate Controller and Corporate Treasurer through 1991. Mr. Yanai is a director of Makhteshim-Agan Industries, Telrad Networks and BVR Systems Ltd. Mr. Yanai holds a Bachelor degree in Accounting and Economics from the Tel Aviv University.

         Shlomo Heller has been General Counsel and Corporate Secretary of Koor since August 1997. From 1990 to 1997, Mr. Heller served as the General Counsel of United Mizrahi Bank Ltd. Mr. Heller also serves as a director of several other companies within Koor.

Compensation

         The aggregate compensation paid to or accrued on behalf of all our directors and executive officers as a group (21 persons) during 2002 consisted of approximately $2.7 million, in salaries, fees, bonuses, commissions and directors' fees and $1.3 million in amounts set aside or accrued to provide pension, retirement or similar benefits, including $0.9 million severance pay and retirement grant paid to 3 retired officers, but excluding expenses (including business travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid to such officers and directors by companies in Israel.

         The directors associated with Claridge Israel L.L.C. (3 directors in 2002) assigned their directors' compensation to Claridge Israel L.L.C. In addition, the directors' compensation paid by us to any directors associated with Bank Hapoalim (2 directors in 2002, each of whom resigned during November 2002), has been paid directly to Bank Hapoalim. All these directors received compensation identical to that received by our other directors. All of our directors received compensation identical to that received by our external directors as described below.

         Compensation and reimbursement for external directors (as described below) is statutorily determined pursuant to a formula stated by the Israeli Companies Law, 1999, and we adopted the highest compensation payable pursuant to the formula. Compensation and reimbursement of all other directors who do not serve as officers are the same as the statutory rates paid to external directors according to a decision of the Annual General Meeting. Directors who serve as our officers do not receive any compensation for their services on the board. For additional information concerning the compensation of directors, see Note 25C to our consolidated financial statements included elsewhere in this annual report.

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

         The board may appoint committees of the board and delegate to such committees the powers of the board as it deems appropriate, unless the Companies Law restricts it. Notwithstanding the foregoing, the board may, from time to time, revoke the delegation made to a committee of its powers and authorities or a portion thereof. The board has appointed an audit committee.

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

         Audit Committee

         The Companies Law requires public companies to appoint an audit committee. The responsibilities of the audit committee under the Companies Law include identifying irregularities in the management of our business and approving related party transactions as required by law. Under the Companies Law, an audit committee must consist of at least three directors, including at least two external directors. The chairman of the board of directors, any director employed by or otherwise providing services to us, and a controlling shareholder or any relative of a controlling shareholder, may not be a member of the audit committee.

         Internal Auditor

         Under the Companies Law, the board of directors must appoint an internal auditor, nominated by the audit committee. The role of the internal auditor is to examine, among other matters, whether our actions comply with the law and with orderly business procedure. Under the Companies Law, the internal auditor may be an employee of ours but not an office holder, or an affiliate, or a relative of an office holder or affiliate, and may not be our independent accountant or its representative. We have appointed an internal auditor, who is not an employee of ours, in accordance with the requirements of the Companies Law and his reports are submitted to and reviewed by the Chairman and to the audit committee. The audit committee follows up on the implementation of the recommendations of the internal auditor.

Employees

         At December 31, 2002, we and our consolidated subsidiaries had approximately 6,899 employees worldwide, which represented a decrease of 5.4% from year-end 2001. (Employees of companies which were sold or companies that were not consolidated during 2002, are not included in these figures.)

         The table below sets forth the break down of the geographic location of the employees in the companies that remained with us, in the year-end of 2000, 2001, and 2002:

                          Latin
             Israel       America      USA      Europe       Others      Total
  2000       6,663        1,239        413       299           81        8,695
  2001       5,447        1,247        336       203           64        7,297
  2002       5,201        1,020        344       257           77        6,899

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

         Israeli law generally requires the payment by employers of severance upon the death of an employee, his retirement or upon termination of employment by the employer without due cause. We currently fund our ongoing severance obligations by making monthly payments to approved severance funds or insurance policies. In addition, according to the National Insurance Law, Israeli employers and employees are required to pay predetermined sums to the National Insurance Institute, an organization similar to the United States Social Security Administration. These contributions entitle the employees to benefits in periods of unemployment, work injury, maternity leave, disability, reserve military service and bankruptcy or winding-up of the employer. Since January 1, 1995, such amount also includes payments for national health insurance. The payments to the National Insurance Institute are equal to approximately 15.63% of an employee's wages limited to a specified amount (according to a temporary order in effect from July 1, 2002 through June 30, 2003 the amount limit was temporarily suspended), of which the employee contributes approximately 62% and the employer contributes approximately 38%.

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

         In 2002, our total labor costs (including temporary employees) amounted to approximately NIS 1,418 million, which represented approximately 19.6% of our total net sales as compared to NIS 1,865 million in 2001. The majority of our labor costs are denominated in NIS and are affected by the periodic changes in the inflation rate in Israel.

         Our future success will depend significantly upon our ability to attract and retain highly skilled and qualified personnel. Although competition for such personnel is generally intense, we believe adequate personnel resources are currently available in Israel.

Share Ownership

         Our directors and executive officers who are deemed to have beneficial ownership of more than 1% of our outstanding ordinary shares are Mr. Charles R. Bronfman, Mr. Andrew Hauptman and Mr. Jonathan Kolber. Mr. Charles R. Bronfman and Mr. Andrew Hauptman are affiliated with Claridge Israel L.L.C., our major shareholder, and Mr. Kolber is affiliated with Anfield Ltd. For details of their shareholdings, please see "Item 7. Major Shareholders and Related Party Transactions" and the related footnotes.

         As of June 25, 2003, our executive officers, in the aggregate, held options under our stock option plans to purchase up to 203,875 ordinary shares. The exercise price for these options is NIS 101.38 per share and expire five years from the vesting date.

         Employee Benefit Plans

         As of June 25, 2003, options granted, or approved for grant, to all our employees to purchase up to 318,318 ordinary shares were outstanding.

         The 1997 Stock-Based Compensation Plan

         On May 27, 1997, 5,039 stock options were allotted under this plan, and on November 6, 1997 another 31,282 stock options were allotted.

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

         On November 15, 2001, our Board of Directors resolved that for our employees on the date of the resolution who are not interested parties, the exercise price of their stock options would be amended to NIS 101.38 per share. Our Board of Directors also resolved that the technical method of exercise would be the "Bonus Component Method" (see below, The 1998 Stock Based Compensation Plan).

         As of June 25, 2003, the following 36,321 options under the 1997 plan were outstanding: all of them with an exercise price of NIS 101.38, 5,039 options with an expiration date of May 2005 and 31,282 options with an expiration date of November 2005.

         The 1998 Stock-Based Compensation Plan

         On August 30, 1998, at an extraordinary general meeting of shareholders, our shareholders approved a private placement of 400,000 stock options, free of charge, to our employees. The options are exercisable for up to 400,000 ordinary shares of a par value of NIS 0.001 each (hereinafter - "the Plan"). All stock options under this Plan were allotted on different dates, and after expiration of some options and exercise of others, 244,158 options remained outstanding for exercise.

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

         On November 15, 2001 our Board of Directors approved the amendment of the exercise price to NIS 101.38 per share for our employees on the date of the resolution and who are not interested parties.

         As of June 25, 2003, 244,158 options to purchase our ordinary shares were outstanding as follows: 77,161 options with an exercise price of $108.90 and an expiration date of July 2003, and 166,997 options with an exercise price of NIS 101.38 and an expiration date of July 2006.

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

         The exercise price of each stock option pursuant to the amendment by our Board of Directors on November 15, 2001, will be NIS 101.38 per share.

         The options are designated for our employees who are not interested parties and will not become interested parties as a result of allotment of the stock options.

         Exercise of the stock options is divided into three groups, so that at the end of the first year from the later of the determining date (June 14, 2000) or the date on which the employee first started working for us, the entitlement to exercise one third of the quantity allotted will come into being, and the remaining two thirds of the quantity are allotted at the end of each of the following two years. The exercise period of each option that comes into being is 5 years from the date on which the entitlement comes into being. On October 5, 2000, the total quantity of 400,000 stock options was allotted to a trustee.

         As of June 25, 2002, there are 115,000 options outstanding under this plan.

         Option Plans of Certain Subsidiaries

         In April 2001, the Board of Directors of our subsidiary M-A Industries decided to distribute options to employees of M-A Industries and its consolidated companies. According to this plan, during 2002 and 2003, 17,400,000 options will be allocated, exercisable into 17,400,000 ordinary shares of NIS 1.00 par value each of M-A Industries (as of December 31, 2002, all options were allocated).

Item 7.  Major Shareholders and Related Party Transactions.
         --------------------------------------------------

Major Shareholders

         The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares as of June 25, 2003 with respect to each person known to us to be the beneficial owner of 5% or more of our outstanding ordinary shares. None of our major shareholders has any different voting rights than any other shareholder.

                                                              Number of           Percentage of
                                                               Ordinary        Outstanding Ordinary
                                                                Shares                Shares
Name                                                         Beneficially      Beneficially Owned
----                                                            Owned                (1) (2)
                                                            ---------------   --------------------
Claridge Israel L.L.C. (3).............................     4,542,333              28.95%
Hermes Investment Management Ltd. (4) .................     1,385,000               8.83%
Anfield Ltd. (5).......................................       847,240               5.40%

All officers and directors as a group (5 persons)......       213,915 (6)           1.36%

_______________________

   (1) Based upon 15,689,176 ordinary shares issued and outstanding on June 25, 2003, which amount excludes 193,229 ordinary shares held by us as treasury stock purchased in the open market during 2000 and 2001 (See
        Note 20B to our consolidated financial statements included elsewhere in this annual report) and according to Companies Law do not confer voting or distribution rights while held directly by us. The respective numbers of ordinary shares listed as beneficially owned in the table above, and the percentage of outstanding ordinary shares represented thereby, do not give effect to ordinary shares issuable upon exercise of options granted pursuant to the 1997, 1998 and 2000 Plans, which are exercisable within 60 days of this Annual Report. See "Item 6. Directors, Senior Management and Employees", and Note 20 to our consolidated financial statements included elsewhere in this annual report

   (2) As of June 25, 2003, one of our subsidiaries held an aggregate of 15,799 of our ordinary shares and 13,575,441 of our Deferred Shares, par value NIS 0.001 per share. Holders of Deferred Shares are only entitled to receive the nominal paid-up value of the Deferred Shares in the event of the winding up of our company, subject to prior payment of the nominal paid-up value of the ordinary shares to the holders of ordinary shares. The holders of the Deferred Shares do not have any voting rights and they are not entitled to participate in the distribution of dividend of any kind.

   (3) Claridge Israel L.L.C., a Delaware limited liability company, is owned by the following two separate trusts, whose beneficiaries are relatives of Charles R. Bronfman, our Chairman of the Board:

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

        The holdings of the Claridge Israel L.L.C. in our shares were pledged in favor of Bank Hapoalim as a guarantee for a loan that was given to Claridge Israel L.L.C. by Bank Hapoalim.

   (4) Hermes Investment Management Ltd., one of the largest fund managers in the United Kingdom, acquired these shares on behalf of Britel Fund Nominees Ltd. (980,000 shares) and Possfund Nominees Ltd. (405,000 shares), two well-known pension funds in the United Kingdom which are managed and controlled by Hermes Investment Management Ltd.

   (5) Anfield, Ltd., a company registered in Israel, is owned by Jonathan B. Kolber, our Chief Executive Officer. The holdings of Anfield in our shares were pledged in favor of Bank Hapoalim as a guarantee for a loan that was given to Anfield by Bank Hapoalim.

   (6) Includes options to purchase ordinary shares held by certain officers, exercisable within 60 days of the date of this Annual Report and 40 shares held by one director, and does not include the ordinary shares held by Claridge Israel L.L.C., which may be deemed beneficially owned by Charles R. Bronfman and Andrew Hauptman as described in footnote 3 above, or the ordinary shares held by Anfield Ltd., which may be deemed beneficially owned by Jonathan B. Kolber as described in footnote 5 above.

         As of December 31, 2002, we had 69 ADS holders of record in the United States, holding approximately 3.3% of our outstanding ordinary shares, as reported by The Bank of New York, the depositary for our ADSs.

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

Item 8.    Financial Information.
           ----------------------

Consolidated Statements and Other Financial Information

         See "Item 17. Financial Statements" and pages F-1 through F-150

Legal Proceedings

         Claims against ECI

         In June 2001, several putative shareholder class action lawsuits were filed against ECI, its former Chairman of the Board, its former CFO and its present CEO. The claims were filed in the United States Federal District Court in Virginia in the name of all persons who acquired securities of ECI during the period from May 2, 2000 to February 14, 2001. The plaintiffs alleged that ECI and the individual defendants made false and misleading statements about ECI's financial condition, revenues, expenses and results of operations, in violation of federal securities laws and the plaintiffs seek damages in an unspecified amount. In August 2001, the court consolidated the complaints into a single action and in September 2001, the court appointed the lead plaintiff. In October 2001, the lead plaintiff filed the first consolidated class action, which was dismissed by the court. In December 2001, the lead plaintiff filed a second amended consolidated class action against ECI, its present CEO and former CFO, which were not dismissed by the court.

         On May 16, 2002, ECI and the plaintiffs entered into a memorandum of understanding for dismissal of the class action, subject to court approval. The memorandum of understanding provided for the establishment of a fund to cover the settlement to be paid by ECI's insurance carriers, and the dismissal of all claims against ECI and its present and former officers, without any liability or wrongdoing attributed to them.

         On November 15, 2002, the court approved the arrangements described in the memorandum of understanding.

         During 2002, ECI and a subcontractor had a difference of opinion regarding different terms in their agreement and the dispute was referred to an arbitrator. In the framework of the arbitration, the subcontractor filed a $25.9 million lawsuit against ECI. ECI believes that the subcontractor's claims have no basis and intends to vigorously defend the lawsuit and file a counter-claim against the subcontractor.

         Claims against Telrad

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

         Telrad has filed a petition to the High Court of Justice asking for rescission of the judgment of the National Labor Court.

         On January 29, 2002, Telrad's appeal was dismissed, and the next stage in the proceedings is the evidential hearing before the Labor Court.

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

         Restrictive Trade Practices

         TTL/Telrad/Tadiran

         During October 1997, following the publication of a newspaper article containing details about alleged violations of the Law for Restrictive Trade Practices, 1988 (Israeli Antitrust Law) regarding price coordination and lack of competition between Tadiran, Tadiran Telecommunication Ltd., or TTL (a former subsidiary of Tadiran which merged with ECI in 1999) and Telrad, the Israeli Antitrust Commissioner conducted an examination at the offices of TTL and Telrad and at our offices during which documents were confiscated, employees were questioned and additional information was requested and provided.

         On December 13, 1998, the Investigations Department of the Israeli Office of Restrictive Trade Practices (Israeli Antitrust Authority) announced in a press release that it had concluded the investigation regarding allegations of illegal restrictive arrangements between us, Tadiran, TTL, Telrad, The Israel Telecommunications Corporation Limited, or Bezeq, and Bezeqcall Communications Ltd. in the field of the supply of public switches and in the Network Termination Point, or N.T.R, area. According to the press release, the investigators recommended indicting some of the examinees as a result of the investigation of several allegations, and the Legal Department of the Israeli Antitrust Authority will decide if offenses were in fact committed and if there is sufficient evidential basis for trial.

         On March 4, 2002, Tadiran (which committed to indemnify ECI on any damage resulting from the issues under review by the Israeli Antitrust Authority), and Telrad received notice from the Israeli Antitrust Authority that the Israeli Antitrust Authority is considering the possibility of bringing each of these companies to trial for offenses against the Israeli Antitrust Law, as a result of the actions of these companies with regard to the supply of public switches between the years of 1993 and 1997. The Israeli Antitrust Authority's notice states that the allegations against Telrad and Tadiran in the field of Network Termination Point are still being reviewed by the commissioner of the Israeli Antitrust Authority. See also note 18A to our consolidated financial statements included elsewhere in this annual report.

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

         Within the framework of the merger agreement among ECI, Tadiran and TTL, we agreed to indemnify ECI for any damage it incurred as a result of any subject connected with the matters being investigated by the Israeli Antitrust Commissioner.

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

         Claims filed against Tadiran and its subsidiaries

         In October 1999, Bezeq filed a claim against Tadiran asserting various losses incurred by Bezeq due to delays in the performance of works which were ordered under development and application contracts originally entered into between Bezeq and TTL in the amount of approximately $8.6 million.

         Alternatively, Bezeq is suing for the balance of arrearage penalties to which it alleges is entitled pursuant to the same contracts, and which were not paid in full, in the amount of approximately $1.7 million.

         In an arbitration judgment entered on February 17, 2000, all of Bezeq's arguments regarding TTL's liability for the principal claim were dismissed. The arbitration judgment determined that pursuant to the engagement contracts between the parties, Bezeq is entitled to compensation within the framework of arrearage penalties only. The negotiations between the parties for a settlement were unsuccessful and on February 15, 2003, the matter was returned to the arbitrator for his decision. In the opinion of management of Tadiran, based on the opinions of its legal counsel, Tadiran will not bear additional substantial expenses over and above the allocations contained in the financial statements.

         Claims filed against MA Industries and its foreign subsidiaries

         A claim was filed against one of MA Industries' subsidiaries in Brazil, alleging that the subsidiary copied a certain process, which is a protected trade secret that is owned by the claimant. Accordingly, the subsidiary is being sued to indemnify the claimant for unfair competition, in the amount of $9 million (based on a calculation involving the amount of materials used). In addition, the claimant has requested that a fine of $25 per day be levied against the subsidiary for the unlawful exploitation of trade secrets. MA Industries' management estimates that the claim has no validity and, therefore, no provision has been included in the financial statements in respect thereto.

         A claim was filed against several parties including a MA Industries subsidiary in Brazil, for an aggregate amount of $24 million, by a group that acquired the rights to two banks that had declared bankruptcy. MA Industries' subsidiary is requested to repay a loan of $1 million, out of the aforementioned amount, which the claimants maintain had been granted directly to the subsidiary. With respect to the balance of the claim, the subsidiary has been sued as the guarantor of debts of agricultural cooperatives, which were its former shareholders.

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

Item 9.  The Offer and Listing.
         ----------------------
Trading in our ADSs

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

                                                           ADSs
                                              ------------------------------
                                                  High             Low
                                              --------------  --------------
Annual                                              $                 $
------
         1998.................................    24.4077         12.0580
         1999.................................    24.0805         15.4596
         2000.................................    22.0625         13.0000
         2001.................................    13.9375          4.1400
         2002.................................     7.2700          2.1000

Quarterly 2001
 ------------
         First Quarter........................    13.9375          7.5200
         Second Quarter.......................     8.3300          6.3100
         Third Quarter........................     7.3300          6.2500
         Fourth Quarter.......................     6.7700          4.1400

Quarterly 2002
---------------
         First Quarter........................     7.2700          4.4500
         Second Quarter.......................     5.3300          4.2000
         Third Quarter........................     5.3200          3.5900
         Fourth Quarter.......................     3.5200          3.1000

Monthly 2002/2003
-----------------
         December.............................     2.9600          2.1000
         January..............................     2.4000          2.0500
         February.............................     2.4600          2.2100
         March................................     2.8000          2.4600
         April................................     3.3100          2.6000
         May..................................     4.4000          3.2200


         On June 25, 2003, the last reported sale price of our ADSs was $4.08 per ADS.

         The ADSs are issued pursuant to a Deposit Agreement entered into between us and the Bank of New York, as depository. The Bank of New York's address is 101 Barclay Street, New York, New York 10286.

         Trading in our Ordinary Shares

         Our securities have been listed on the Tel Aviv Stock Exchange, or TASE, since 1956. Our ordinary shares have been listed on the TASE since 1991. The ordinary shares are not listed on any other stock exchange and have not been publicly traded outside of Israel (other than through ADSs as noted above). The table below sets forth the high and low last reported prices of our ordinary shares (in NIS and dollars) on the TASE. The translation into dollars is based on the average period rate of exchange published by the Bank of Israel.


                                                                 Ordinary Shares
                                               -----------------------------------------------------
                                                       High                            Low
                                               ----------------------      --------------------------
                                                  NIS           $              NIS              $
                                               ----------   ---------      -----------     ----------
Annual
------
         1997.................................   416.25       120.13         281.27          81.17
         1998.................................   481.00       126.25         270.00          70.87
         1999.................................   504.00       121.00         348.00          83.55
         2000.................................   455.00       111.85         255.50          62.81
         2001.................................   281.20        67.08          89.80          20.34
         2002.................................   166.60        36.92          48.60          10.26

Quarterly 2001
--------------

         First Quarter........................   281.20        67.08         157.00          37.45
         Second Quarter.......................   172.30        41.37         131.80          31.65
         Third Quarter........................   153.30        35.20          95.00          21.81
         Fourth Quarter.......................   149.20        33.79          89.80          20.34


Quarterly 2002
--------------
         First Quarter........................   166.60        36.92         104.40          22.21
         Second Quarter.......................   130.40        26.20         101.30          20.70
         Third Quarter........................   128.40        27.55          88.40          18.15
         Fourth Quarter.......................    87.30        17.96          48.60          10.26

Monthly 2002/2003
-----------------

         December.............................    68.90        14.85          48.60          10.26
         January..............................    57.90        12.00          49.80          10.51
         February.............................    60.60        12.52          55.80          11.56
         March................................    68.00        14.12          60.60          12.52
         April................................    77.40        16.96          63.90          13.70
         May..................................    92.70        18.75          73.50          16.26

         As of June 25, 2003, the last reported price of our ordinary shares on the TASE was NIS 89.40 (or $20.51) per share.

Item 10.   Additional Information.
           -----------------------

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

         The board may appoint a committee of the board and delegate to such committee all or any of the powers of the board, as it deems appropriate. Notwithstanding the foregoing, the board may, from time to time, revoke the delegation made to a committee of its powers and authorities or portion thereof. The board has appointed an audit committee, which has four members.

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

         "Insurance, Exemption and Indemnity of Office Holders

         Under the Companies Law and pursuant to our articles of association as amended by a special resolution of the shareholders meeting held on June 1, 2003, we may, from time to time enter into a contract to insure any office holder including directors, in full or in part, for liability resulting from an obligation imposed on him or her as a result of an action performed in his or her capacity as an office holder in Koor, for each of the following:

          (1) A breach of a duty of care towards the company or towards another person.

          (2) A breach of a duty of trust towards the company, provided that the office holder acted in good faith and had reasonable grounds to presume that his or her action would not harm the interests of the company.

         (3) A financial obligation imposed on him in favor of another person.

         In addition, Under the Companies Law and pursuant to our articles of association as amended, we may, from time to time, indemnify an office holder, in full or in part, for an obligation or expense imposed on him or her as a result of an action performed in his or her capacity as an office holder in Koor, with respect to: (1) any financial obligation imposed on him or her in favor of another person pursuant to a judgment, including a judgment given in a settlement or arbitration decision approved by the court; and (2) any reasonable litigation expenses, including lawyer's fees requited by the office holder or imposed on him by a court, in a proceeding submitted against him by Koor or in its name or by another person, or in a criminal indictment in which he was acquitted, or a criminal indictment in which he was convicted of an offense not requiring proof of criminal intent.

         We may give an advance undertaking to: (1) indemnify an office holder, provided that the undertaking is limited to types of events which, in the opinion of the board of directors, are foreseeable in advance at the time the undertaking to indemnify is given, and in an amount which the board of directors has determined is a reasonable amount under the circumstances, on condition that the amount paid for one set of events shall not exceed 25% of our equity according to the latest financial statements - annual or quarterly
- as published near the date of payment of the indemnification; and (2) indemnify an office holder retroactively.

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

Material Contracts

Elisra Share Purchase Agreement

         On July 2, 2002, we entered into a purchase agreement with Elta and Elisra pursuant to which we sold 35,013,00 ordinary shares of Elisra to Elta for an aggregate consideration of $100 million. As of the date of the agreement the number of shares purchased by Elta constituted 30% of the issued share capital of Elisra.

         In addition,we granted to Elta a non-transferable option to purchase an additional 9,336,000 ordinary shares of Elisra, which constituted 8% of the issued capital of Elisra as of the date of the agreement, at an aggregate exercise price of $26.4 million. Under the terms of the agreement, the option will be exercisable by Elta in two exercise periods. During each exercise period, the options are exercisable in full and one time only, as follows:
(i) the option with
respect to 3,5012,300 shares may be exercised at any time until the earlier of December 31, 2003 or 14 days prior to the expected closing date of an initial public offering of shares of Elisra; and (ii) the option with respect to 5,835,500 shares may be exercised at any time until the earlier of December 31, 2003 or 30 days after the closing date of an initial public offering of shares of Elisra. During the option periods, we must maintain the option shares free from any pledge, lien or third party right and/or claim.

         Under the terms of the agreement, we will indemnify Elta with respect to any losses, in excess of $2 million, sustained as a result of any incorrectness or infringement of any representation or declaration by us or Elisra.

Elisra Shareholders' Agreement

         On November 2, 2002, we entered into a shareholders' agreement with Elta and Elisra in order to govern the relationship between us and Elta as the sole owners of Elisra. The shareholders' agreement includes provisions with regard to the composition of the board of directors of Elisra, which will consist of 10 members in addition to any outside directors as may be required. Under the terms of the agreement, we and Elta will be able to nominate a number of directors on a pro rata basis based on the number of shares held at such time by us and Elta. If outside directors are required by law or stock exchange rules, we will consult with Elta to determine which outside directors are to be recommended by the board of directors. We and Elta may each oppose the appointment of an outside director proposed by the board of director for reasonable cause only and must provided reasoned notice within 4 business days from the date on which the board of directors gives notice of its proposed candidates. We have agreed with Elta to vote all of our shares for the candidates proposed by each of us pursuant to the agreement and to vote all of our shares for the outside director candidates nominated by the board of directors and to vote against the removal of a member of the board whose nomination was proposed by us or Elta unless we or Elta receive prior written consent permitting us to vote for removal of the director. These provisions remain in effect as long as each party owns at least 20% of the issued share capital of Elisra or in the instance when one party fails to hold 20%, the other party notifies the party that no longer holds 20% that the provisions remain in effect.

         Under the terms of the agreement, as long as we and Elta each hold 20% or more of the issued share capital of Elisra, the resolutions adopted on several subjects listed in the agreement will be adopted by a majority vote of the board of directors or general meeting of Elisra, provided that at least one board of director appointed by each of us and Elta voted for the resolution, and at the general meeting, we and Elta voted for the resolution. This clause will expire on the closing date of an initial public offering of shares of Elisra.

         The shareholders' agreement restricts our and Elta's ability to sell shares of Elisra. In addition, the shareholders' agreement contains a right of first offer which requires us or Elta, whoever wished to sell shares of Elisra, to provide written notice of its wish to negotiate with the other party for the sale of the shares. We and Elta have 15 days from the date of delivery of the written notice to negotiate for the sale of the shares. The right of first offer contains a right of first refusal when either we or Elta, whoever is offered to purchase the shares, submits a bid for such shares that exceeds $2.8275, but we do not reach an agreement within the 15 days. In addition, if we sell all of our shares of Elisra to a third party, we have a drag-along right to require Elta to sell all of its shares to the third party at a price to be determined in accordance with the agreement. The drag-along provision will expire on the closing date of an initial public offering of shares of Elisra.

         Under the terms of the agreement, we may sell part of our holdings in Elisra in an initial public offering and if we elect to do so, then Elta has the right to sell shares in the initial public offering with us on a pro rata basis. Pursuant to the agreement, Elisra is required to announce dividends of 25% of its net profits for that year, subject to a limitation for tax liability. This provision will expire on the closing date of an initial public offering of shares of Elisra.

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

Recent Israeli Tax Reforms

         On January 1, 2003, the Law for Amendment of the Income Tax
Ordinance (Amendment No. 132), 2002, known as the Tax Reform, came into effect.

         The Tax Reform, aimed at broadening the categories of taxable income and reducing the tax rates imposed on employment income, introduced the following, among other things:

         o Reduction of the tax rate levied on capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003, to a general rate of 25% for both individuals and corporations. Regarding assets acquired prior to January 1, 2003, the reduced tax rate will apply to a proportionate part of the gain, in accordance with the holding periods of the asset, before or after January 1, 2003, on a linear basis;

         o Imposition of Israeli tax on all income of Israeli residents, individuals and corporations, regardless of the territorial source of income, including income derived from passive sources such as interest, dividends and royalties;

         o Introduction of controlled foreign corporation rules into the Israeli tax structure. Generally, under such rules, an Israeli resident who holds, directly or indirectly, 10% or more of the rights in a foreign corporation which has 70% or more of its shares not publicly traded, and in which more than 50% of the rights are held directly or indirectly by Israeli residents, and a majority of whose income in a tax year is considered passive income, will be liable for tax on the portion of such income attributed to his holdings in such corporation, as if such income were distributed to him as a dividend, provided that the tax imposed by the foreign country on the passive income is less than 20%; and

         o Imposition of capital gains tax on capital gains realized by individuals as of January 1, 2003, from the sale of shares of publicly traded companies (such gain was previously exempt from capital gains tax in Israel). For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares, see "Capital Gains and Income Taxes Applicable to Non-Israeli Shareholders" below;

         o Introduction of a new regime for the taxation of shares and options issued to employees and officers (including directors).

Capital Gains and Income Taxes Applicable to Non-Israeli Shareholders

         Israeli law generally imposes a capital gains tax on the sale of capital assets located in Israel including shares in Israeli companies by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder's country if residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain that is equivalent to the increase of the relevant asset's purchase price that is attributable to the increase in the Israeli consumer price index (or, with respect to foreign residents, to the increase in the currency in which they purchased shares) between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

         Pursuant to the Tax Reform, generally, capital gains tax is imposed at a rate of 15% on real gains derived on or after January 1, 2003, from the sale of shares in companies (i) publicly traded on the TASE or; (ii) (subject to a necessary determination by the Israeli Minister of Finance) Israeli companies publicly traded. This tax rate does not apply to: (i) dealers in securities; (ii) shareholders that report in accordance with the Inflationary Adjustment Law; or (iii) shareholders who acquired their shares prior to an initial public offering (that are subject to a different tax arrangement). The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, in some cases, the actual adjusted cost of the shares will be considered as the tax basis if it is higher than such average price.

         Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on the TASE, and are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange outside of Israel, such as the NYSE, provided however that such capital gains are not derived from a permanent establishment in Israel and provided that such shareholders did not acquire their shares prior to an initial public offering, unless the holder is subject to the Inflationary Adjustments Law. In addition, non-Israeli corporations will not be entitled to the exemption with respect to gains derived from the sale of shares of Israeli companies publicly traded on the TASE, if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

         In any event, the provisions of the Tax Reform will not effect the exemption from capital gains tax for gains accrued before January 1, 2003, as described above.

         In some instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source

         Under the convention between the United States and Israel concerning taxes on income (See "U.S.-Israel Tax Treaty" below), Israeli capital gains tax will not apply to the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the United States

(within the meaning of the U.S.-Israel tax treaty) and is entitled to claim the benefits available to the person by such treaty.

         Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends, royalties and interest paid by an Israeli resident, and non-passive income if the services were rendered in Israel. On distributions of dividends by us other than bonus shares (stock dividends), income tax at the rate of 25% is generally withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder's country of residence.

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

U.S. Federal Income Tax Considerations

         The following is a summary of the material U.S. Federal income tax consequences of the purchase, ownership and disposition of our ADSs to U.S. Holders. This summary is based on U.S. Federal income tax laws, regulations, rulings and decisions in effect as of the date of this annual report, all of which are subject to change at any time, possibly with retroactive effect. This summary does not address all tax considerations that may be may be relevant to any particular U.S. holder in light of the holder's individual circumstances. In particular, this summary does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to U.S. holders that are subject to special treatment, including U.S. holders that:

         o     Are broker-dealers or insurance companies;

         o     Are financial institutions or financial services entities;

         o     Are tax-exempt organizations or retirement plans;

         o own directly, indirectly or by attribution 10% or more of our voting shares;

         o hold ADSs as part of a straddle or a hedging or conversion transaction;

         o hold their ADSs through partnerships or other pass through entities;

         o     have elected mark-to-market accounting; and

         o     have a functional currency that is not the dollar.

         This summary does not address the effect of any U.S. Federal taxation other than U.S. Federal income taxation. In addition, this summary does not include any discussion of state, local or foreign taxation.

         You are urged to consult your tax advisors regarding the foreign and United States Federal, state and local tax considerations of purchasing, holding or disposing of our ADSs.

         For purposes of this summary, a U.S. Holder is:

         o an individual who is a citizen or, for U.S. Federal income tax purposes, a resident of the United States;

         o a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States or any political subdivision thereof;

         o an estate whose income is subject to U.S. Federal income tax regardless of its source; or

         o     a trust if:

              (a) a court within the United States is able to exercise primary supervision over administration of the trust; and

              (b) one or more United States persons have the authority to control all substantial decisions of the trust.

         Taxation of Dividends

         Subject to the discussion below under "Passive Foreign Investment Companies," the gross amount of any distributions that you receive with respect to ADSs, including the amount of any Israeli taxes withheld from these distributions, will constitute dividends for U.S. Federal income tax purposes, to the extent the distribution is paid out of our current or accumulated earnings and profits, as determined for U.S. Federal income tax principles. You will be required to include this amount of dividends in gross income as ordinary income on the date such dividend is actually or constructively received. Distributions in excess of our earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in the ADSs and, to the extent in excess of your tax basis, will be treated as capital gain. See "--Dispositions of ADSs" below for the discussion on the taxation of capital gains. Dividends generally will not qualify for the dividends-received deduction available to corporations.

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

         Dispositions of ADSs

         If you sell or otherwise dispose of your ADSs, you will recognize gain or loss for U.S. Federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in your ADSs. Subject to the discussion below under the heading "Passive Foreign Investment Companies,"' such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if you had held the ADSs for more than one year at the time of the sale or other disposition. Long-term capital gains realized by individual U.S. Holders generally are subject to a lower marginal U.S. federal income tax rate than ordinary income. Under most circumstances, any gain that you recognize on the sale or other disposition of ADSs will be U.S.-source for purposes of the foreign tax credit limitation; and losses recognized will be allocated against U.S. source income.

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

         Based on our income, assets and activities for the year 2002, we believe that we were not a PFIC for that year, nor do we expect to become a PFIC in the foreseeable future. However, there can be no assurances that we will not be treated as a PFIC for that year or any taxable year. If we are or become a PFIC for any taxable year included in your holding period, we generally will remain a PFIC for all subsequent taxable years with respect to your holding of our ADSs.

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

         You may read and copy any document we file with the SEC at its public reference facilities at, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of this web site is http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities

Item 11.   Quantitative and Qualitative Disclosures About Market Risk.
           -----------------------------------------------------------

General

         Our market risk represents the risk of changes in the value of financial instruments caused by fluctuations in foreign exchange rates, interest rates and equity prices. From time to time, we enter into hedging arrangements to reduce our overall exposure to market risk; however, as a matter of policy, we do not enter into transactions of a speculative or trading nature. Foreign currency exchange rate and interest rate exposures are monitored by tracking actual and projected commitments and through the use of sensitivity analysis. We do not believe that it is exposed to any material market risk with regard to market risk sensitive instruments.

Market risk related to foreign currency exchange rates

         As of December 2002, we have financial liabilities denominated in various currencies (primarily dollars). A fluctuation in currency prices is liable to affect our financing expenses.

         We have consolidated foreign currency-linked financial liabilities of NIS 5,903 million, of which NIS 4,961 million is dollar-linked and the rest, NIS 942 million, is linked to other currencies (mainly the Brazilian Real).

         Net financial liabilities in foreign currency total NIS 2,727 million, of which total dollar-linked financial liabilities are NIS 2,633 million, and net financial assets linked to other foreign currencies (mainly the Brazilian real) amount to NIS 94 million. A portion of the currency exposure also stems from the export sales included in our consolidated statements, which include NIS 5,257 million - constituting 73% of our total consolidated sales, while a considerable portion of the expenses included in the consolidated statements are stated in Israeli currency.

         Our policy regarding hedging against exposure to fluctuations in currency prices is that each subsidiary will hedge according to the needs and markets in which it operates; there is no policy of engaging in currency hedging over the entire consolidated balance sheet.

         Our consolidated statements of December 2002 include transactions with financial instruments that serve mainly as a hedge against currency exposure for the subsidiary companies.

         We bought dollars in exchange for other currencies in forwards, call options put options, and swaps, totaling NIS 294 million , NIS 393 million, NIS 209 million and NIS 166 million, respectively. At the same time, we had consolidated sales of dollars in exchange for other currencies through forwards, call options, put options, and swaps totaling NIS 235 million, NIS 313 million, NIS 210 million and NIS 219 million, respectively. For a detailed description of transactions with financial instruments, see Note 21 to our consolidated financial statements included elsewhere in this annual report.

Market risk related to interest rates

         Some of our financial loans are denominated in variable interest rates that are liable to fluctuate from time to time. Our policy regarding exposure to interest rates is that each company in our consolidated group manages its own exposure.

         In December 2002, our consolidated balance sheet contained loans and other liabilities in foreign currency (mainly in U.S. dollars) totaling NIS 5,903 million, and non-index linked shekel loans totaling NIS 1,211 million. Our consolidated balance sheets contain financial assets in foreign currency (mainly in U.S. dollars) totaling NIS 3,176 million and non-index linked shekel assets totaling NIS 786 million. Our net financial liabilities exposed to LIBOR interest rate fluctuations reached NIS 3,061 million, while our net financial assets exposed to interest rate fluctuations in Israel amounted to NIS 19 million.

         Some of our subsidiaries engage in hedge transactions against interest rate fluctuations in amounts totaling NIS 850 million (of which our proportionate share amounts to NIS 616 million).

         Our net liabilities exposed to fluctuations in the LIBOR interest rate amount to NIS 3,061 million. Should the LIBOR interest rate rise by 1%, our financing expenses would increase by NIS 30 million.

         The net total of our loans exposed to fluctuations in the interest rate in Israel is NIS 19 million. Should the interest rate in Israel rise by 2%, our financing expenses would increase by NIS 0.4 million.

         We believe that a 1% increase in the LIBOR interest rate and in the shekel interest rate in Israel constitutes a reasonable increase for examining the impact of exposure to interest rates on our financing expenses, in view of the changes that have occurred in recent years and those that are forecast for the coming year.

Market risk related to equity prices

         We had equity marketable short-term securities at December 31, 2002 of approximately NIS 372 million. Market risk was estimated as the potential hypothetical decrease of 10% in the prices of these securities. Assuming such a decrease, the fair value of the equity marketable securities would decrease by approximately NIS 37 million.

         In addition, we have long-term equity holdings in several subsidiaries whose securities are traded on the Tel Aviv Stock Exchange and Nasdaq. Ordinary fluctuations in the prices of these subsidiaries' securities would not affect our financial statements; however, significant fluctuations may have an adverse affect on our financial statements.

Item 12.   Description of Securities Other than Equity Securities.
           -------------------------------------------------------

         Not Applicable.

                                    PART II

Item 13.     Defaults, Dividend Arrearages and Delinquencies.
             ------------------------------------------------

         Not Applicable.

Item 14.     Material Modifications to the Rights of Security Holders and
             ------------------------------------------------------------
             Use of Proceeds.
             ----------------

         Not Applicable.

Item 15.     Controls and Procedures
             -----------------------

         (a)  Evaluation of Disclosure Controls and Procedures

         Our Chief Executive Officer (CEO) and our Chief Financial Officer
(CFO) have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(c) and 15d-15(c) under the Securities Exchange Act of 1934, as amended) as of a date within 90 days prior to the filing date of this annual report. Based on such evaluation, our CEO and CFO have concluded that, as of the date of their evaluation, our disclosure controls and procedures are effective in alerting them on a timely basis to material information relating to us (including our consolidated subsidiaries) required to be included in our reports files or submitted under the Securities Exchange Act of 1934, as amended.

         (b) Changes in Internal Controls

         Since the date of their evaluation, there have not been any significant changes in our internal controls or in other factors that could significantly affect internal controls, and we have not identified any significant deficiencies or material weaknesses in our internal controls.

Item 16.    [Reserved]
            ----------

                                   PART III


Item 17.   Financial Statements.
           ---------------------

         See pages F-1 through F-150, incorporated herein by reference.

Item 18.   Financial Statements.
           ---------------------

         Not Applicable.

Item 19.   Exhibits.
           ---------

      Exhibit No.    Description
      -----------    -----------

         1.1        Memorandum of Association of Koor Industries Ltd.*

         1.2        Articles of Association of Koor Industries Ltd.*

         1.3 Amendments to Articles of Association of Koor Industries Ltd. Pursuant to a General Meeting of Shareholders held on June 1, 2003.***

         2.1        Form of Ordinary Share Certificate.*

         2.2 Form of Deposit Agreement including Form of American Depositary Receipt.**

         4.1 Purchase Agreement, dated July 2, 2002, by and among Koor Industries Ltd., Elta Systems Ltd. and Elisra Electronic Systems Ltd.***

         4.2 Shareholders Agreement, dated November 2, 2002, by and among Koor Industries Ltd., Elta Systems Ltd. and Elisra Electronic Systems Ltd.***

         8.1        List of significant subsidiaries.***

        10.1        Certification of CEO and CFO of Koor Industries Ltd.
                    pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
                    Section 906 of the Sarbanes-Oxley Act of 2002.***

______________________

* Incorporated herein by reference to Koor Industries Ltd.'s Registration Statement on Form F-1 (Registration No. 333-97732) filed with the Securities and Exchange Commission on October 3, 1995.
** Incorporated herein by reference to Koor Industries Ltd.'s Registration Statement on Form F-6 (Registration No. 333-97758) filed with the Securities and Exchange Commission on October 4, 1995.
***      Filed herewith.

                                  SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rosh Ha'ayin, State of Israel, on the 14th day of July, 2003.



                                              KOOR INDUSTRIES LTD.


                                              By:  /s/ Jonathan B. Kolber
                                                  ---------------------------
                                                  Jonathan B. Kolber
                                                  Chief Executive Officer

                                 CERTIFICATION

I, Jonathan B. Kolber, certify that:

1. I have reviewed this annual report on Form 20-F of Koor Industries Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in his annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

         a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: July 14, 2003
                                     /s/ Jonathan B. Kolber
                                     -------------------------------------------
                                     Jonathan B. Kolber, Chief Executive Officer

                                 CERTIFICATION

I, Yuval Yanai, certify that:

1. I have reviewed this annual report on Form 20-F of Koor Industries Ltd.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in his annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

         a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: July 14, 2003
                                            /s/ Yuval Yanai
                                           ------------------------------------
                                           Yuval Yanai, Chief Financial Officer

                                   Koor Industries Ltd. (an Israeli Corporation)

-------------------------------------------------------------------------------
Financial Statements as at 31 December 2002



Contents


                                                                          Page


Auditors' Report...........................................................F-2


Financial Statements

Consolidated Balance Sheets................................................F-4

Company Balance Sheets.....................................................F-6

Consolidated Statements of Operations......................................F-8

Company Statements of Operations...........................................F-9

Statement of Shareholders'Equity..........................................F-10

Consolidated Statements of Cash Flows.....................................F-13

Company Statements of Cash Flows..........................................F-19

Notes to the Financial Statements.........................................F-21

Auditors' Report to the Shareholders of
Koor Industries Ltd.

We have audited the accompanying balance sheets of Koor Industries Ltd. (hereinafter - the "Company" or Koor) as at December 31, 2002 and 2001, and the consolidated balance sheets of the Company and its subsidiaries as at such dates, and the related statements of operations, shareholders' equity, and cash flows, for each of the three years, the last of which ended December 31, 2002. These financial statements are the responsibility of the Company's Board of Directors and of its Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain subsidiaries, including those consolidated by the proportionate consolidation method, whose assets constitute 14.5% and 46 % of the total consolidated assets as at December 31, 2002 and 2001 respectively, and whose revenues constitute 19.6%, 48% and 50% of the total consolidated revenues for the years ended December 31, 2002, 2001 and 2000, respectively. The financial statements of those subsidiaries were audited by other auditors whose reports thereon were furnished to us. Our opinion, insofar as it relates to amounts emanating from the financial statements of such subsidiaries, is based solely on the said reports of the other auditors. Furthermore, the data included in the financial statements relating to the net asset value, some of the Company's investments in affiliates and to its share in their operating results, is based on the financial statements of such affiliates, some of which were audited by other auditors.

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

In our opinion, based on our audits and on the reports of the above-mentioned other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of the Company and the consolidated financial position of the Company and its subsidiaries as of December 31, 2002 and 2001 and the results of their operations, the changes in shareholders' equity and their cash flows for each of the three years, the last of which ended December 31, 2002, in conformity with accounting principles generally accepted in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States. Application of accounting principles generally accepted in the United States would have affected results of operations for each of the years in the three-year period ended December 31, 2002 and stockholders' equity as of December 31, 2002 and 2001, to the extent summarized in Note 28 to the consolidated financial statements.

As explained in Note 2B, the above-mentioned financial statements are presented in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with Opinions of the Institute of Certified Public Accountants in Israel.

As discussed in Note 18A(1) to the financial statements, there is an investigation which is being conducted by the Restrictive Trade Practices Authority, concerning the alleged coordination of operations within The Koor Group with respect to the products of its subsidiaries, Tadiran Ltd. and Telrad Networks Ltd.



Somekh Chaikin
Certified Public Accountants (Isr.)


March 26, 2003


Consolidated Balance Sheets as at December 31
------------------------------------------------------------------------------------------------------------------------
In terms of shekels of December 2002
                                                                                                             Convenience
                                                                                                             translation
                                                                                                               (Note 2B)
                                                                        December 31                          December 31
                                                                         2002                 2001                  2002
                                                     Note               NIS thousands                     US $ thousands
                                               -----------       ---------------------------------        --------------
Assets

Current assets
Cash and cash equivalents                                            805,278              857,285               169,997
Short-term deposits and investments                   4            1,058,434              642,317               223,440
Trade receivables                                     5            2,041,156            2,245,732               430,896
Other receivables                                     6              458,760             *634,173                96,847
Assets designated for sale                          3B(2)             44,022              283,253                 9,293
Inventories and work in progress, net
 of customer advances                                 7            2,009,614            1,870,536               424,238
                                                                  ----------           ----------             ---------
Total current assets                                               6,417,264            6,533,296             1,354,711
                                                                  ----------           ----------             ---------
Investments and long-term
 receivables
Investments in affiliates                             8            1,061,302            1,438,130               224,045
Other investments and receivables                     9              582,520            1,156,791               122,972
                                                                  ----------           ----------             ---------
                                                                   1,643,822            2,594,921               347,017
                                                                  ----------           ----------             ---------
Fixed assets                                         10
Cost                                                               6,315,245            6,070,281             1,333,174
Less - accumulated depreciation                                    3,115,060            2,888,078               657,602
                                                                  ----------           ----------             ---------
                                                                   3,200,185            3,182,203               675,572
                                                                  ----------           ----------             ---------
Intangible assets, deferred tax assets and
 deferred expenses after amortization                11            2,442,865            1,463,228               515,699
                                                                  ----------           ----------             ---------


                                                                  ----------           ----------             ---------
                                                                  13,704,136           13,773,648             2,892,999
                                                                  ==========           ==========             =========

*   Reclassified


                                                                         Koor Industries Ltd. (An Israeli Corporation)


------------------------------------------------------------------------------------------------------------------------

In terms of shekels of December 2002
                                                                                                             Convenience
                                                                                                             translation
                                                                                                               (Note 2B)
                                                                           December 31                        December 31
                                                                         2002                 2001                  2002
                                                     Note               NIS thousands                     US $ thousands
                                               -----------       ---------------------------------        --------------
Liabilities and Shareholders Equity

Current liabilities
Credits from banks and others                         12            2,359,985            1,846,459               498,202
Trade payables                                        13            1,205,914            1,364,316               254,573
Other payables                                        14            1,421,245           *1,128,752               300,032
Customer advances, net of work in progress             7              234,270              298,058                49,455
                                                                   ----------           ----------             ---------
Total current liabilities                                           5,221,414            4,637,585             1,102,262
                                                                   ----------           ----------             ---------
Long-term liabilities
Net of current maturities:                         15,21
Bank loans                                                          3,911,093            4,605,362               825,648
Other loans                                                           106,717              110,020                22,528
Convertible debentures                                                405,141              314,236                85,527
Customer advances                                                     267,948               73,641                56,565
Deferred taxes                                       16F              212,469              196,787                44,853
Liability for employee severance benefits, net        17              261,228              204,101                55,146
                                                                   ----------           ----------             ---------
Total long-term liabilities                                         5,164,596            5,504,147             1,090,267
                                                                   ----------           ----------             ---------
Contingent liabilities and commitments                18

Minority Interest                                                   1,557,774            1,393,906               328,853
                                                                   ----------           ----------             ---------
Shareholders' Equity                                  20            1,760,352            2,238,010               371,617
                                                                   ----------           ----------             ---------




                                                                   13,704,136           13,773,648             2,892,999
                                                                   ==========           ==========             =========



                              -----------------------------     -------------------------------------
March 26, 2003                Jonathan Kolber                   Ron Feinstein
                              Chief Executive Officer           Member of the Board of Directors


*   Reclassified

The accompanying notes are an integral part of the financial statements.


Company Balance Sheets as at December 31
------------------------------------------------------------------------------------------------------------------------

In terms of shekels of December 2002
                                                                                                             Convenience
                                                                                                             translation
                                                                                                               (Note 2B)
                                                                            December 31                      December 31
                                                                         2002                 2001                  2002
                                                     Note               NIS thousands                     US $ thousands
                                               -----------       ---------------------------------        --------------
Assets

Current assets
Cash and cash equivalents                                              25,267               62,535                 5,334
Short-term deposits and investments                    4              877,255              507,927               185,192
Short-term loans and current maturities
 of loans to investee companies                                       100,868               70,502                21,294
Receivables:
  Investee companies                                                   21,848               15,546                 4,612
  Others                                               6               50,103               15,852                10,577
Assets designated for sale                         3B(2)               44,022                    -                 9,293
                                                                    ---------              -------               -------
Total current assets                                                1,119,363              672,362               236,302
                                                                    ---------              -------               -------
Investments and long-term receivables

Investments in investees                               8            3,716,653            4,773,367               784,601
Other investments and receivables                      9               57,106              589,680                12,055
                                                                    ---------              -------               -------
                                                                    3,773,759            5,363,047               796,656
                                                                    ---------              -------               -------
Fixed assets                                          10
Cost                                                                   43,065               43,758                 9,091
Less - accumulated depreciation                                         6,263                5,172                 1,322
                                                                    ---------              -------               -------
                                                                       36,802               38,586                 7,769

                                                                    ---------              -------               -------

                                                                    4,929,924            6,073,995             1,040,727
                                                                    =========            =========             =========


                                                                         Koor Industries Ltd. (An Israeli Corporation)

------------------------------------------------------------------------------------------------------------------------

In terms of shekels of December 2002
                                                                                                             Convenience
                                                                                                             translation
                                                                                                               (Note 2B)
                                                                        December 31                          December 31
                                                                         2002                 2001                  2002
                                                     Note               NIS thousands                     US $ thousands
                                               -----------       ---------------------------------        --------------
Liabilities and Shareholders' Equity

Current liabilities
Credit from banks and others                            12              800,964              409,782               169,087
Trade payables                                                            1,282                  191                   271
 Other payables:
 Investee companies                                                     167,548              422,906                35,369
Others                                                  14               79,562               66,554                16,797
                                                                      ---------            ---------               -------
Total current liabilities                                             1,049,356              899,433               221,524
                                                                      ---------            ---------               -------
Long-term liabilities
Net of current maturities:                          15, 21
Bank loans                                                            2,111,673            2,804,463               445,782
Other loans                                                                   -               90,175                     -
Convertible debentures                                                        -               39,122                     -
Liability for employee severance
 benefits, net                                          17                8,543                2,792                 1,804
                                                                      ---------            ---------               -------
Total long-term liabilities                                           2,120,216            2,936,552               447,586
                                                                      ---------            ---------               -------
Contingent liabilities and commitments                  18

Shareholders' equity                                    20            1,760,352            2,238,010               371,617
                                                                      ---------            ---------               -------




                                                                      ---------            ---------               -------
                                                                      4,929,924            6,073,995             1,040,727
                                                                      =========            =========             =========



                              -----------------------------     -------------------------------------
March 26, 2003                Jonathan Kolber                   Ron Feinstein
                              Chief Executive Officer           Member of the Board of Directors



The accompanying notes are an integral part of the financial statements.


                                                                         Koor Industries Ltd. (An Israeli Corporation)

Consolidated Statements of Operations
------------------------------------------------------------------------------------------------------------------------------

In terms of shekels of December 2002

                                                                                                      Convenience
                                                                                                      translation
                                                                                                        (Note 2B)
                                                                Year ended December 31                 Year ended
                                                      ---------------------------------------------   December 31
                                                          2002              2001           2000              2002
                                                      -----------     -------------    ------------   --------------
                                              Note                     NIS thousands                  US $ thousands
                                        -----------   ---------------------------------------------   --------------
Revenue from sales
 and services                                 23A       7,236,193        7,606,807       8,451,292      1,527,590
Cost of sales and services                    23B       5,417,908        5,876,457       6,316,281      1,143,742
                                                      -----------     -------------    ------------   --------------
Gross profit                                            1,818,285        1,730,350       2,135,011        383,848

Selling and marketing expenses                23C         830,431          830,761         834,351        175,307
General and administrative
 expenses                                     23D         498,771          534,266         573,449        105,293
                                                      -----------     -------------    ------------   --------------
Operating earnings                                        489,083          365,323         727,211        103,248
Financing expenses, net                       23E         400,177          440,745         329,256         84,479
                                                      -----------     -------------    ------------   --------------
                                                           88,906          (75,422)        397,955         18,769
Other income (expenses), net                  23F           5,936         (634,623)        171,265          1,253
Transfer to statement of income
 of translation differences of
 autonomous investee in voluntary
 liquidation                                 3B(1)       (398,411)               -               -        (84,106)
                                                      -----------     -------------    ------------   --------------
Earnings (loss) before income tax                        (303,569)        (710,045)        569,220        (64,084)
Income tax                                    16G         159,998           39,576         164,666         33,776
                                                      -----------     -------------    ------------   --------------
                                                         (463,567)        (749,621)        404,554        (97,860)
Group's equity in the operating
 results of affiliates, net                   23G        (256,934)      (1,930,923)       (291,602)       (54,240)
                                                      -----------     -------------    ------------   --------------
                                                         (720,501)      (2,680,544)        112,952       (152,100)
Minority interest in
 subsidiaries, net                                        (61,203)           8,528         (55,141)       (12,920)
                                                      -----------     -------------    ------------   --------------
Net earnings (loss) from
 continuing activities                                   (781,704)      (2,672,016)         57,811       (165,020)
Result of discontinued
 activities, net                              24H               -          (29,841)        231,287              -
                                                      -----------     -------------    ------------   --------------
Net earnings (loss) for the year                         (781,704)      (2,701,857)        289,098       (165,020)

                                                      ===========     =============    ============   ==============
                                                              NIS              NIS             NIS            US$
                                                      -----------     -------------    ------------   --------------

Basic earnings (loss) per NIS 1
 par value of ordinary shares:                 26
Continuing activities                                     (51,518)        (175,924)          3,758        (10,876)
Discontinued activities                                         -           (1,965)         15,034              -
                                                      -----------     -------------    ------------   --------------
                                                          (51,518)        (177,889)         18,792        (10,876)
                                                      ===========     =============    ============   ==============
Diluted earnings (loss) per
 NIS 1 par value of
 ordinary shares:                              26
Continuing activities                                     (51,518)        (175,924)          3,740        (10,876)
Discontinued activities                                         -           (1,965)         14,965              -
                                                      -----------     -------------    ------------   --------------
                                                          (51,518)        (177,889)         18,705        (10,876)
                                                      ===========     =============    ============   ==============

The accompanying notes are an integral part of the financial statements.



                                                                         Koor Industries Ltd. (An Israeli Corporation)

Company Statements of Operations
------------------------------------------------------------------------------------------------------------------------------

In terms of shekels of December 2002

                                                                                                     Convenience
                                                                                                     translation
                                                                                                       (Note 2B)
                                                               Year ended December 31                 Year ended
                                                     ---------------------------------------------   December 31
                                                         2002              2001           2000              2002
                                                     -------------   --------------   ------------   --------------
                                             Note                     NIS thousands                  US $ thousands
                                     -------------   ---------------------------------------------   --------------

Income
Management services
 from subsidiaries                                         36,257           34,817         42,735           7,654
Others, net                             23F               372,452                -         10,402          78,626
                                                     -------------   --------------   ------------   --------------
Total income                                              408,709           34,817         53,137          86,280

Expenses
General and administrative
 expenses                              23D                 49,061           42,873         66,527          10,357
Others, net                            23F                      -           52,899               -              -
Financing, net                         23E                203,647          202,261        153,247          42,990
                                                     -------------   --------------   ------------   --------------
Total expenses                                            252,708          298,033        219,774          53,347
                                                     -------------   --------------   ------------   --------------
Earnings (loss) before
 income tax                                               156,001         (263,216)      (166,637)         32,933
Income tax                                                  3,793                 -              -            801
                                                     -------------   --------------   ------------   --------------
Earnings (loss) after
 income tax                                               159,794         (263,216)      (166,637)         33,734

Koor's equity in the
 operating results of
 investee companies, net                23G              (941,498)      (2,408,800)       224,448        (198,754)

Results of discontinued
 activities, net                        23H                     -          (29,841)       231,287               -
                                                     -------------   --------------   ------------   --------------
Net earnings (loss) for the
 year                                                    (781,704)      (2,701,857)       289,098        (165,020)
                                                     =============   ==============   ============   ==============

                                                               NIS             NIS            NIS             US$
                                                     -------------   --------------   ------------   --------------
Basic earnings (loss )
 per NIS 1 par value of
 ordinary shares :                       26
Continuing activities                                     (51,518)        (175,924)         3,758         (10,876)
Discontinued activities                                         -           (1,965)        15,034               -
                                                     -------------   --------------   ------------   --------------
                                                          (51,518)        (177,889)        18,792         (10,876)
                                                     =============   ==============   ============   ==============
Diluted earnings
 (loss) per NIS 1 par
 value of ordinary shares:               26
Continuing activities                                     (51,518)        (175,924)         3,740         (10,876)
Discontinued activities                                         -           (1,965)        14,965               -
                                                     -------------   --------------   ------------   --------------
                                                          (51,518)        (177,889)        18,705         (10,876)
                                                     =============   ==============   ============   ==============

The accompanying notes are an integral part of the financial statements.


                                                                         Koor Industries Ltd. (An Israeli Corporation)

Statement of Shareholders' Equity
----------------------------------------------------------------------------------------------------------------------

In terms of shekels of December 2002

                                                                      Number        Share       Capital            Company
                                                                          of      capital      reserves        shares held
                                                                    ordinary                                by the company
                                                                   shares (1)                              and subsidiaries
                                                                ------------   ---------   ------------   -----------------
                                                                                     NIS thousands
                                                                -----------------------------------------------------------

Balance at January 1, 2000                                       15,730,971      575,361     2,610,600            (57,932)

Changes during 2000:
Net income                                                                -            -             -                  -
Exercise of stock options granted to Israeli banks                        -            -           149                  -
Interim dividend                                                          -            -             -                  -
Acquisition of "treasury stock"                                    (538,592)           -             -           (219,760)
Premium received in respect of issuance of option
 exercisable for company shares                                           -            -         2,028                  -
A capital reserve in respect of conversion of notes in
 affiliate by a controlling shareholder                                   -            -           434                  -
Erosion of dividend proposed in 2000                                      -            -             -                  -
Cumulative foreign currency translation adjustments, net                  -            -             -                  -
Dividend from company shares held by subsidiaries                         -            -             -                  -
                                                                ------------   ---------   ------------   -----------------
Balance at 31 December, 2000                                     15,192,379      575,361     2,613,211           (277,692)
                                                                ============   =========   ============   =================

Chart continued--

                                                                      Cumulative        Retained         Total
                                                                         foreign        earnings
                                                                        currency
                                                                     translation
                                                                     adjustments
                                                                    -------------   ------------    ------------

                                                                    --------------------------------------------

Balance at January 1, 2000                                             (623,054)      2,230,452       4,735,427

Changes during 2000:
Net income                                                                    -         289,098         289,098
Exercise of stock options granted to Israeli banks                            -               -             149
Interim dividend                                                              -         (63,206)        (63,206)
Acquisition of "treasury stock"                                               -               -        (219,760)
Premium received in respect of issuance of option
 exercisable for company shares                                               -               -           2,028
A capital reserve in respect of conversion of notes in
 affiliate by a controlling shareholder                                       -               -             434
Erosion of dividend proposed in 2000                                          -          (1,231)         (1,231)
Cumulative foreign currency translation adjustments, net                (92,950)              -         (92,950)
Dividend from company shares held by subsidiaries                             -             696             696
                                                                    -------------   ------------    ------------
Balance at 31 December, 2000                                           (716,004)      2,455,809       4,650,685
                                                                    =============   ============    ============

*     Represents an amount lower than NIS 1,000.
(1)   Net of the Company holdings and its subsidiaries' holdings.



The accompanying notes are an integral part of the financial statements.


                                                                         Koor Industries Ltd. (An Israeli Corporation)

Statement of Shareholders' Equity
----------------------------------------------------------------------------------------------------------------------

In terms of shekels of December 2002

                                                                      Number        Share       Capital            Company
                                                                          of      capital      reserves        shares held
                                                                    ordinary                                by the company
                                                                   shares (1)                              and subsidiaries

                                                                ------------   -----------  -----------    ----------------
                                                                                                                 NIS thousands
                                                                               -----------------------------------------------

Balance at December 31, 2000                                     15,192,379      575,361     2,613,211         (277,692)

Changes during 2001:
Net loss                                                                  -            -             -                -
Exercise of stock options granted to Israeli banks                        -            -           150                -
Expiring options granted to Israeli banks                           (23,495)           -             -                -
Cumulative foreign currency translation adjustments, net                  -            -             -                -
                                                                ------------   -----------  -----------    ----------------
Balance at 31 December, 2001                                     15,168,884      575,361     2,613,361         (277,692)

Changes during 2002:
Net loss                                                                  -            -             -                -
Exercise of stock options to employees                                4,493          * -             -                -
Cumulative foreign currency translation adjustments, net                  -            -             -                -
Provision for decline in value of autonomous investee                     -            -             -                -
Transfer to statement of income of translation differences
 of autonomous investee in voluntary liquidation                          -            -             -                -
                                                                ------------   -----------  -----------    ----------------
Balance at December 31, 2002                                     15,173,377      575,361     2,613,361         (277,692)
                                                                ============   ===========  ===========    ================

Chart continued --




                                                                 Cumulative        Retained         Total
                                                                    foreign        earnings
                                                                   currency       (deficit)
                                                                translation
                                                                adjustments
                                                               -------------     -----------    -----------

                                                               --------------------------------------------
Balance at December 31, 2000                                   (716,004)           2,455,809      4,650,685

Changes during 2001:
Net loss                                                              -           (2,701,857)    (2,701,857)
Exercise of stock options granted to Israeli banks                    -                    -            150
Expiring options granted to Israeli banks                             -                    -              -
Cumulative foreign currency translation adjustments, net        289,032                    -        289,032
                                                               -------------     -----------    -----------
Balance at 31 December, 2001                                   (426,972)            (246,048)     2,238,010

Changes during 2002:
Net loss                                                              -             (781,704)      (781,704)
Exercise of stock options to employees                                -                    -              -
Cumulative foreign currency translation adjustments, net         12,779                    -         12,779
Provision for decline in value of autonomous investee          (107,144)                   -       (107,144)
Transfer to statement of income of translation differences
 of autonomous investee in voluntary liquidation                398,411                    -        398,411
                                                               -------------     -----------    -----------
Balance at December 31, 2002                                   (122,926)          (1,027,752)     1,760,352
                                                               =============     ===========    ===========

*          Represents an amount lower than NIS 1,000.
(1)        Net of the Company holdings and its subsidiaries' holdings.



The accompanying notes are an integral part of the financial statements.


                                                                         Koor Industries Ltd. (An Israeli Corporation)

Statement of Shareholders' Equity
----------------------------------------------------------------------------------------------------------------------

Convenience translation into US Dollars (Note 2B)

                                                                                Number             Share            Capital
                                                                                    of           capital           reserves
                                                                              ordinary
                                                                            shares (1)
                                                                          ------------        ----------         ----------
                                                                                            US$ thousands
                                                                          ------------------------------------------------

Balance at January 1, 2002                                                 15,168,884           121,461            551,693

Changes during 2002:
Net loss                                                                            -                 -                  -
Exercise of stock options to employees                                          4,493               * -                  -
Cumulative foreign currency translation adjustments, net                            -                 -                  -
Provision for decline in value of autonomous investee                               -                 -                  -
Transfer to statement of income of translation differences
 of autonomous investee in voluntary liquidation                                    -                 -                  -
                                                                          ------------        ----------         ----------
Balance at 31 December, 2002                                               15,173,377           121,461            551,693
                                                                          ============        ==========         ==========


Chart continued --



                                                                       Company     Cumulative         Retained
                                                                   shares held        foreign          earnings
                                                                by the company       currency         (deficit)
                                                              and subsidiaries     translation        adjustments        Total
                                                              ----------------    -------------       ------------    ------------
                                                                                            US$ thousands
                                                              --------------------------------------------------------------------

Balance at January 1, 2002                                            (58,622)        (90,137)           (51,942)        472,453

Changes during 2002:
Net loss                                                                    -               -           (165,020)       (165,020)
Exercise of stock options to employees                                      -               -                  -             * -
Cumulative foreign currency translation adjustments, net                    -           2,697                  -           2,697
Provision for decline in value of autonomous investee                       -         (22,619)                 -         (22,619)
Transfer to statement of income of translation differences
 of autonomous investee in voluntary liquidation                            -          84,106                  -          84,106
                                                              ----------------    -------------       ------------    ------------
Balance at 31 December, 2002                                          (58,622)        (25,953)          (216,962)        371,617
                                                              ================    =============       ============    ============



*     Represents an amount lower than US$ 1,000.
(1)   Net of the Company holdings and its subsidiaries' holdings.


The accompanying notes are an integral part of the financial statements.


                                                                         Koor Industries Ltd. (An Israeli Corporation)

Consolidated Statement of Cash Flows
----------------------------------------------------------------------------------------------------------------------

In terms of shekels of December 2002

                                                                                                              Convenience
                                                                                                              translation
                                                                                                                (Note 2B)
                                                                        Year ended December 31,                Year ended
                                                           ---------------------------------------------      December 31
                                                                 2002            2001             2000               2002
                                                           -----------     -------------     -----------   --------------
                                                                             NIS thousands                 US $ thousands
                                                           ---------------------------------------------   --------------

Cash flows generated by operating activities:
Net earnings (loss) for the year                              (781,704)      (2,701,857)         289,098        (165,020)
Adjustments to reconcile net earnings to net
 cash flows generated by operating activities (A)            1,217,367        3,155,440          211,585         256,991
                                                           -----------     -------------     -----------   --------------
Net cash inflow generated by operating
 activities                                                    435,663          453,583          500,683          91,971
                                                           -----------     -------------     -----------   --------------
Cash flows generated by investing activities:
Purchase of fixed assets                                      (265,116)        (469,771)        (527,305)        (55,967)
Investment grants in respect of fixed assets                     7,729           42,372           16,298           1,632
Amounts charged to intangible assets
 and deferred expenses                                        (826,223)        (586,618)         (83,812)       (174,419)
Additional investments in subsidiaries                          (2,856)         (68,373)        (325,268)           (603)
Payment of liabilities for purchase of
 consolidated companies                                              -                 -        (121,100)              -
Acquisition of subsidiaries (B)                                (94,528)                -         (18,277)        (19,955)
Investments in affiliates                                      (13,914)         (47,158)         (20,724)         (2,937)
Investments in loans to affiliates                              (1,432)          (1,536)          (1,021)           (302)
Repayment of loans from affiliates                                   4              326              163               1
Proceeds from realization of investments
 in formerly consolidated subsidiaries,
 net of cash in those subsidiaries at the
 time they ceased being consolidated (C)                             -         (144,842)       1,374,538               -
Proceeds from realization of activities (D)                          -           36,058          512,627               -
Purchase of consolidated companies'
 shares by their consolidated companies                              -          (70,260)                -              -
Proceeds from realization of activity of
 prior year                                                     12,077           29,013                -           2,550
Proceeds from disposal of investments
 in investee companies                                         493,660          180,803           57,541         104,214
Proceeds from sale of fixed assets                             320,436           82,792          145,858          67,645
Investment in venture capital companies                        (47,928)        (156,585)        (356,446)        (10,118)
Decrease (increase) in other investments                       (59,529)          16,643         (228,363)        (12,567)
(Increase) decrease in short-term deposits
 and investments, net                                          214,854           53,222         (207,952)         45,357
                                                           -----------     -------------     -----------   --------------
Net cash inflow (outflow) generated by
 investing activities                                         (262,766)      (1,103,914)         216,757         (55,469)
                                                           -----------     -------------     -----------   --------------


The accompanying notes are an integral part of the financial statements.


                                                                         Koor Industries Ltd. (An Israeli Corporation)

Consolidated Statements of Cash Flows (cont'd)
----------------------------------------------------------------------------------------------------------------------

In terms of shekels of December 2002

                                                                                                           Convenience
                                                                                                           translation
                                                                                                             (Note 2B)
                                                                                                       ---------------
                                                                      Year ended December 31                Year ended
                                                            ----------------------------------------       December 31
                                                               2002            2001           2000                2002
                                                            ---------     -----------     ----------   ---------------
                                                                           NIS thousands                US $ thousands
                                                            ----------------------------------------   ---------------

Cash flows generated by financing activities:
Proceeds from exercise of stock options
 granted to Israeli banks                                          -             150             149               -
Acquisition of "treasury stock"                                    -               -        (219,760)              -
Premium received in respect of issuance of
 options exercisable for Company shares                            -               -           2,028               -
Dividend paid                                                      -               -        (242,123)              -
Issuance of shares to minority interest in
 subsidiaries                                                  2,984          58,851          52,086             630
Issue of preferred shares to minority
 interest of subsidiary                                            -          61,998          66,258               -
Dividend paid to minority interest in
 subsidiaries                                                (27,625)        (22,344)        (13,512)         (5,832)
Payment of suppliers credit received
 for the purchase of fixed assets                            (13,264)              -               -          (2,800)
Purchase of convertible debentures of
 subsidiary by its subsidiary in the market                  (15,428)              -               -          (3,257)
Issuance of convertible debentures in subsidiary             138,827         262,403               -          29,307
Proceeds from principal of long-term
 loans and other long-term liabilities                     1,581,061       2,730,662         543,801         333,768
Repayment of long-term loans, debentures
 and other long-term liabilities                          (1,911,046)     (1,958,028)     (1,173,481)       (403,430)
Credit from banks and others, net                             16,473        (730,210)       (236,177)          3,478
                                                          -----------     -----------     ----------   ---------------
Net cash inflow (outflow) generated by
 financing activities                                       (228,018)        403,482      (1,220,731)        (48,136)
                                                          -----------     -----------     ----------   ---------------
Translation differences in respect of cash
 balances of autonomous foreign investee
 companies                                                     3,114          57,598         (14,751)            657
                                                          -----------     -----------     ----------   ---------------
Decrease in cash and cash equivalents                        (52,007)       (189,251)       (518,042)        (10,977)

Balance of cash and cash equivalents
 at beginning of year                                        857,285       1,046,536       1,564,578         180,974
                                                          -----------     -----------     ----------   ---------------
Balance of cash and cash equivalents
 at end of year                                              805,278         857,285       1,046,536         169,997
                                                          ===========     ===========     ==========   ===============


The accompanying notes are an integral part of the financial statements.


                                                                         Koor Industries Ltd. (An Israeli Corporation)

Consolidated Statements of Cash Flows (cont'd)
----------------------------------------------------------------------------------------------------------------------

In terms of shekels of December 2002

                                                                                                             Convenience
                                                                                                             translation
                                                                                                               (Note 2B)
                                                                                                         ---------------
                                                                        Year ended December 31                Year ended
                                                              ----------------------------------------       December 31
                                                                 2002            2001           2000                2002
                                                              ---------     -----------     ----------   ---------------
                                                                             NIS thousands                US $ thousands
                                                              ----------------------------------------   ---------------

A. Adjustments to reconcile net earnings (loss) to cash flows generated by operating activities:

Income and expenses not involving cash flows:

Minority interest in subsidiaries, net                          61,203            (9,255)      17,117           12,920
Equity in operating results of affiliates, in
 addition to dividend received therefrom                       256,934         1,930,923      318,855           54,240
Depreciation and amortization                                  431,718           425,260      403,556           91,137
Deferred taxes, net                                             81,824           (37,946)     137,472           17,273
Increase (decrease) in liabilities in respect of
  employee severance benefits, net                              53,140          (113,590)      44,010           11,218
Net capital losses (gains) from realization:
 Fixed assets                                                  (23,522)            6,202       (7,392)          (4,966)
 Investments in formerly consolidated
  subsidiaries                                                       -             5,900     (551,402)               -
 Loss (profit) from realization of activities                        -            28,194     (300,417)               -
 Investments in investee companies                            (348,920)           54,641      (29,698)         (73,658)
Translation differences of autonomous
 investee in voluntary liquidation                             398,411                 -            -           84,106
Inflationary erosion of principal of
 long-term loans and other liabilities                          57,575           136,076      (85,721)          12,154
Inflationary (linkage) erosion of principal of
 credit from banks and others                                  (11,223)            7,635       (5,495)          (2,369)
Inflationary erosion of value of investments,
 deposits and loans receivable                                 (20,128)          (33,145)      27,446           (4,249)
Changes in value of assets and investments                     146,155           182,821       71,567           30,855
                                                             ----------      -----------    ----------   ---------------
                                                             1,083,167         2,583,716       39,898          228,661
                                                             ==========      ===========    ==========   ===============

The accompanying notes are an integral part of the financial statements


                                                                         Koor Industries Ltd. (An Israeli Corporation)

Consolidated Statements of Cash Flows (cont'd)
-----------------------------------------------------------------------------------------------------------------------------------

In terms of shekels of December 2002

                                                                                                                       Convenience
                                                                                                                       translation
                                                                                                                         (Note 2B)
                                                                                                                   ---------------
                                                                                  Year ended December 31                Year ended
                                                                       -----------------------------------------       December 31
                                                                           2002            2001           2000                2002
                                                                       ----------     -----------     ----------   ---------------
                                                                                       NIS thousands                US $ thousands
                                                                       -----------------------------------------   ---------------
A.   Adjustments to reconcile net earnings to cash flows generated by operating activities (cont'd)

Changes in operating asset and liability items:

Decrease in trade receivables
 and other receivables (after taking into
 account non-current receivables)                                        289,824          685,081        163,274         61,183
Decrease (increase) in inventories, work in
 progress and customer advances (including
 long-term customer advances and deposits)                                53,255          (33,030)       (67,329)        11,242
Increase (decrease) in trade payables
 and other payables                                                     (208,879)         (80,327)        75,742        (44,095)
                                                                       ----------     -----------     ----------   ---------------
                                                                         134,200          571,724        171,687         28,330
                                                                       ----------     -----------     ----------   ---------------
                                                                       1,217,367        3,155,440        211,585        256,991
                                                                       ==========     ===========     ==========   ===============

B. Acquisition of subsidiaries

Assets and liabilities of the subsidiaries at date of acquisition:

Working capital deficit (surplus),
  excluding cash and cash equivalents                                      6,641                -         (8,955)         1,402
Fixed assets and investments                                             (37,134)               -        (17,591)        (7,839)
Long-term liabilities                                                     10,478                -          4,413          2,212
Contingent liability                                                      18,872                -              -          3,984
Minority interest in subsidiaries                                              -                -         46,414              -
Excess of cost over net asset value
  upon acquisition                                                       (93,385)               -       (156,237)       (19,714)
Investment in affiliates                                                       -                -        113,679              -
                                                                       ----------     -----------     ----------   ---------------
                                                                         (94,528)               -        (18,277)       (19,955)
                                                                       ==========     ===========     ==========   ===============


The accompanying notes are an integral part of the financial statements



                                                                         Koor Industries Ltd. (An Israeli Corporation)

Consolidated Statements of Cash Flows (cont'd)
----------------------------------------------------------------------------------------------------------------------

In terms of shekels of December 2002

                                                                                                                       Convenience
                                                                                                                       translation
                                                                                                                         (Note 2B)
                                                                                                                   ---------------
                                                                                  Year ended December 31                Year ended
                                                                       -----------------------------------------       December 31
                                                                           2002            2001           2000                2002
                                                                       ----------     -----------     ----------   ---------------
                                                                                       NIS thousands                US $ thousands
                                                                       -----------------------------------------   ---------------
C.    Proceeds from realization of investments in
      formerly consolidated subsidiaries, net
      of cash in those subsidiaries at the time
      they ceased being consolidated:

Assets and liabilities of the formerly consolidated subsidiaries at the time they ceased being consolidated:

Working capital surplus (deficit), excluding
 cash and cash equivalents                                                   -           (258,403)       (94,911)               -
Fixed assets and investments                                                 -             28,219      1,552,698                -
Long-term liabilities                                                        -            (54,904)      (520,871)               -
Minority interest in the subsidiary as at date
 of the sale                                                                 -            (60,659)      (141,786)               -
Investments in affiliated companies, net                                     -             (2,347)        28,006                -
Consideration not yet received from
 consolidation of companies                                                  -            (13,012)              -               -
Deficiency in capital of subsidiary without                                                                                     -
 guarantee                                                                   -            222,164               -               -
Capital gain (loss) on sale of investments
 in subsidiaries                                                             -             (5,900)       551,402                -
                                                                       ----------     -----------     ----------   ---------------
                                                                             -           (144,842)     1,374,538                -
                                                                       ==========     ===========     ==========   ===============
D. Proceeds from realization of activities

Working capital surplus excluding cash and
 cash equivalents                                                            -              3,709        163,297                -
Fixed assets                                                                 -             69,472         55,379                -
Accrued income - long-term                                                                       -        22,606                -
Realization proceeds receivable                                              -             (8,929)       (29,072)               -
Capital gain (loss) from realization of activities                           -            (28,194)       300,417                -
                                                                       ----------     -----------     ----------   ---------------
                                                                             -             36,058        512,627                -
                                                                       ==========     ===========     ==========   ===============


                                                                         Koor Industries Ltd. (An Israeli Corporation)

Consolidated Statements of Cash Flows (cont'd)
----------------------------------------------------------------------------------------------------------------------

In terms of shekels of December 2002

                                                                                                         Convenience
                                                                                                         translation
                                                                                                           (Note 2B)
                                                                                                     ---------------
                                                                    Year ended December 31                Year ended
                                                         -----------------------------------------       December 31
                                                             2002            2001           2000                2002
                                                         ----------     -----------     ----------   ---------------
                                                                         NIS thousands                US $ thousands
                                                         -----------------------------------------   ---------------

E. Non-cash transactions:

Purchase of fixed assets                                    10,885         25,563          45,876         2,298
                                                         ==========     ===========     ==========   ===============
Purchase of other assets                                   250,649               -            986        52,913
                                                         ==========     ===========     ==========   ===============
Proceeds from sale of fixed assets, in formerly
 consolidated subsidiaries and realization
 of activities                                                   -         48,911          34,365             -
                                                         ==========     ===========     ==========   ===============
Proposed dividend to minority shareholders                       -          5,804                -            -
                                                         ==========     ===========     ==========   ===============
Investment in subsidiaries                                       -          2,836          58,991             -
                                                         ==========     ===========     ==========   ===============
Proceeds from realization of affiliated
 company in marketable securities                                -              -          29,068             -
                                                         ==========     ===========     ==========   ===============
Purchase of fixed and other assets and inventory
 in consideration of issuance subsidiary shares
 to minority                                                29,234              -               -         6,171
                                                         ==========     ===========     ==========   ===============
Contingent liability from consolidated
 subsidiary                                                 18,872               -              -         3,984
                                                         ==========     ===========     ==========   ===============



The accompanying notes are an integral part of the financial statements.


                                                                         Koor Industries Ltd. (An Israeli Corporation)

Company Statements of Cash Flows
----------------------------------------------------------------------------------------------------------------------------
In terms of shekels of December 2002
                                                                                                                Convenience
                                                                                                                translation
                                                                                                                  (Note 2B)
                                                                                                              --------------
                                                                        Year ended December 31                   Year ended
                                                             ------------------------------------------         December 31
                                                                   2002          2001            2000                  2002
                                                             ----------     ---------       -----------       --------------
                                                                       NIS thousands                          US $ thousands
                                                             ------------------------------------------       --------------
Cash flows generated by operating activities:
Net income (loss) for the year                                (781,704)    (2,701,857)         289,098         (165,020)
Adjustments to reconcile net income to net cash
 flows generated by operating activities (A)                   316,277      2,411,496         (120,275)          66,767
                                                             ----------     ---------       -----------       -----------
Net cash inflow (outflow) generated by
 operating activities                                         (465,427)      (290,361)         168,823          (98,253)
                                                             ----------     ---------       -----------       -----------
Cash flows generated by investing activities:
Investee companies - acquisition of shares,
 payments on account of shares, loans granted
 and non-current accounts                                        6,371       (191,584)        (562,197)           1,345
Purchase of fixed assets                                          (110)          (393)            (822)             (23)
Decrease (increase) in investments and
 other receivables, net                                        (55,146)        10,805         (170,104)         (11,642)
Proceeds from sale of fixed assets                             278,017            125              425           58,691
Proceeds from realization of investments
 in investee companies, net                                    463,489        181,065        1,083,706           97,844
Investment in short-term deposits and
 investments, net                                              201,239         (4,223)        (194,598)          42,482
                                                             ----------     ---------       -----------       -----------
Net cash inflow (outflow) generated by
 investing activities                                          893,860         (4,205)         156,410          188,697
                                                             ----------     ---------       -----------       -----------

Cash flows generated by financing activities:
Proceeds from exercise of stock options                              -            150              149                -
Premium received in respect of issuance
 of options exercisable for company shares                           -               -           2,028                -
Acquisition of "treasury stock"                                      -               -        (219,760)               -
Dividend paid                                                        -               -        (244,752)               -
Receipt of long-term loans and other
 long-term liabilities                                         585,458      1,749,784          105,745          123,593
Payments of long-term loans and
 other long-term liabilities                                  (900,158)    (1,442,250)        (776,389)        (190,027)
Credit from banks and others, net                             (151,001)        24,873           48,920          (31,877)
                                                             ----------     ---------       -----------       -----------
Net cash inflow (outflow) generated by
 financing activities                                         (465,701)       332,557       (1,084,059)         (98,311)
                                                             ----------     ---------       -----------       -----------
Increase (decrease) in cash and cash
 equivalents                                                   (37,268)        37,991         (758,826)          (7,867)
Balance of cash and cash equivalents at
 beginning of year                                              62,535         24,544          783,370           13,201
                                                             ----------     ---------       -----------       -----------
Balance of cash and cash equivalents at
 end of year                                                    25,267         62,535           24,544            5,334
                                                             ==========     =========       ===========       -==========


The accompanying notes are an integral part of the financial statements.


                                                                         Koor Industries Ltd. (An Israeli Corporation)

Company Statements of Cash Flows (cont'd)
----------------------------------------------------------------------------------------------------------------------

In terms of shekels of December 2002
                                                                                                                Convenience
                                                                                                                translation
                                                                                                                  (Note 2B)
                                                                                                              --------------
                                                                        Year ended December 31                   Year ended
                                                             ------------------------------------------         December 31
                                                                   2002          2001            2000                  2002
                                                             ----------     ---------       -----------       --------------
                                                                       NIS thousands                          US $ thousands
                                                             ------------------------------------------       --------------
(A)  Adjustments to reconcile net earnings
     to cash flows generated by
     operating activities:

Income and expenses not involving cash flows:
Equity in operating results of investee
 companies in addition, net of dividend
 received therefrom                                            970,712       2,415,377          260,379           204,921
Depreciation and amortization                                    2,955           2,366            2,888               624
Deferred taxes, net                                            (44,639)              -          139,317            (9,423)
Increase (decrease) in liability in respect of
 employee severance benefits, net                                5,751            (780)          (3,464)            1,214
Net capital losses (gains) from realization:
Fixed assets                                                   (29,750)             (2)             (10)           (6,280)
Investment in investee companies                              (343,088)         54,757         (421,933)          (72,427)
Increase in value of deposits
 and other erosions, net                                       (11,089)        (21,055)          (3,844)           (2,341)
Exchange rate differences and erosion of
 long-term loans and other liabilities                          29,642         112,838          (67,461)            6,257
Erosion (linkage) of loans from banks
 and others                                                      5,152          11,065           (2,170)            1,087
Adjustment in value of investments/assets                       10,230                -         (84,342)            2,160
                                                             ---------      ----------        ----------        ----------

                                                               595,876       2,574,566         (180,640)          125,792
Changes in operating assets and liability items:
Decrease (increase) in current accounts of
 investee companies, net                                      (275,232)       (145,308)          99,233           (58,103)
Decrease (increase) in receivables                             (18,466)          9,052            4,696            (3,898)
Increase (decrease) in other payables                           14,099         (26,814)         (43,564)            2,976
                                                             ---------       ----------       ----------        ----------
                                                              (279,599)       (163,070)          60,365           (59,025)
                                                             ---------       ----------       ----------        ----------
                                                               316,277       2,411,496         (120,275)           66,767
                                                             =========       ==========       ==========        ==========
(B) Significant non-cash transactions:

Dividend in kind from investee company                         284,756               -                -            60,113
                                                             =========       ==========       ==========        ==========
Proceeds from realization of affiliated
 company in capital note                                        27,899               -           22,619             5,890
                                                             =========       ==========       ==========        ==========
Investments in investee companies against
 current account of investee company,
 dividend and capital note                                           -       1,023,287                 -                -
                                                             =========       ==========       ==========        ==========
Purchase of company shares from investee
 company                                                             -          24,027                 -                -
                                                             =========       ==========       ==========        ==========


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

     4. Affiliate companies - companies in which Koor has voting rights which gives Koor a significant influence over the operating and financial policies of these companies, and which are not fully or proportionately consolidated. Such companies are included on the equity basis.

     5. Investee companies - subsidiaries, proportionately consolidated companies or affiliates.

     6. Other companies - companies in which the investment does not give the Company significant influence are included by the cost method.

     7. Related parties - as defined in Paragraph (1) to Definition "related parties" in Item 1 to Securities law, including related parties as defined in Opinion 29 of the Institute of Certified Public Accountants in Israel - (hereinafter - "ICPAI").

     8. Controlling shareholders - as defined in the Israeli Securities Regulations (Presenting Transactions between a Company and its Controlling Shareholder in Financial Statements), 1996.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 2 - Significant Accounting Policies (cont'd)

     A.   Definitions (cont'd):

     9. Venture capital fund - as defined in Standard No. 1 of Israel Accounting Standards Board.

     10. Consumer Price Index - The Consumer Price Index (hereinafter - "CPI") published by the Central Bureau of Statistics.

     11.  Dollar - United States Dollar (hereinafter - "Dollar").

     B.   Adjusted financial statements:

     1.   a)   The Company prepared the financial statements on the basis of historical cost, adjusted for changes in the general purchasing power of the shekel.

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

          d) All comparative data for earlier periods (including the amounts of the monetary items) are stated adjusted to the CPI of the end of the present report period.

     2. The following principles of adjustment relate to those companies of the Koor Group whose financial statements were adjusted on the basis of the CPI:

          a) Non-monetary items (mainly fixed assets, inventory and work in progress from related customer advances, intangible assets and deferred expenses), have been adjusted on the basis of the CPI at the time when the transactions was carried out.

          b) Investments in investee companies and the equity in their results of operations for the current year, as well as the minority interest in subsidiaries and their share in the results of their operations for the current year, are based on the adjusted financial statements of those companies.

          c) Monetary items (items whose amounts in the balance sheet reflect current or realizable values at balance sheet date) are included in the adjusted balance sheet as at December 31, 2002, at a value similar to their nominal value at that date (comparative figures are also adjusted in terms of shekels of December 2002).

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 2 - Significant Accounting Policies (cont'd)

     B.   Adjusted financial statements (cont'd):

          d) The components of the statement of operations (except for financing), relating to transactions carried out during the year
               - sales, purchases, labor costs, etc., have been adjusted according to the CPI at the time the related transactions were carried out. The erosion of monetary balances relating to the aforesaid transactions has been included in the financing item.

          e) The statement of operations components deriving from non-monetary items (such as depreciation and amortization, changes in inventories, deferred expenses and prepaid income), and components relating to the provisions included in the balance sheet (provisions for severance pay, provision for vacation pay and other items), were determined according to the changes in the balances of the relevant balance sheet items after taking into account the respective cash flows.

          f) The financing item, derived from the other items of the financial statements, reflects real financing income and expenses, as well as the erosion of monetary balances during the year, the earnings and losses from the realization of marketable securities and the earnings and losses from derivative financial instruments (see also item 2U as follows).

          g)   Income tax:
               Current taxes consist of Payments on Account during the year in addition to amounts due to be paid on the balance sheet date (or less amounts refundable as at the balance sheet date). Payments on Account were adjusted according to the CPI on the date of making the payment, while the receivable amounts (or being demanded for refund) were included without adjustment.

               Current taxes also include the expense deriving from the erosion of the payment on account of taxes, from the date of payment until the end of the year.

          h) In 2002, the Israel Securities Regulations concerning a dividend proposed or announced after the balance sheet date were amended in accordance with Accounting Standard No. 7 - Post balance sheet date events. Under the regulations, the liability relating to a dividend proposed or announced after the balance sheet date, is to be reflected in the financial statements only in the period of the announcement.

               A dividend announced and actually paid in the reporting year will be adjusted on the basis of the CPI at the time of its actual payment; a dividend announced/proposed in the report year and not yet paid by the balance sheet date, is included without adjustment. The amount proposed as "erosion of a dividend announcement in the preceding year" reflects the erosion in the real value of the dividend which was announced/proposed in the preceding year and actually paid in the account year.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 2 - Significant Accounting Policies (cont'd)

     B.   Adjusted financial statements (cont'd):

     3. Adjustment of financial statements on the basis of the exchange rate of the Dollar:

          The financial statements of certain investees are adjusted on the basis of the exchange rate of the Dollar, in accordance with Section 29 of Opinion 36 of the ICPAI.

          According to the requirements of Interpretation No. 8 to Opinion 36 of the ICPAI, at each balance sheet date, the figures of the balance sheet and the statements of operations for the year then ended are translated into shekels based on the exchange rate prevailing of the foreign currency in which the financial statements of those companies were prepared at the end of the year. Balance sheet items as based on the beginning of the year, and changes in equity during the year, were translated according to the exchange rate of NIS at the beginning of the year or at the date of the change, respectively, and then adjusted to the changes in the CPI until December 2002. This treatment is relevant both to the autonomous foreign investee companies and to the Israeli companies whose functional currency is the Dollar.

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

               Differences resulting from changes in holding rates are charged to the statement of operations when they occur, except for changes deriving from the exchange of homogenous assets, which are debited / credited to the goodwill and are not charged to the statement of operations.

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

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 2 - Significant Accounting Policies (cont'd)

     C.   Principles of consolidation: (cont'd)

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

     8. For the purpose of the consolidation, the amounts included in the financial statements of the consolidated companies were included after adjustments necessitated by the application of uniform accounting principles adopted by Koor's Group.


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


     E.   Cash equivalents:

     Cash equivalents are considered by the Company to be highly liquid investments and include short-term bank deposits with an original maturity of three months or less and which are not limited.


     F.   Marketable Securities:

     (1)  Marketable securities
          ---------------------
          Investments in marketable securities designated for sale in the short term are included at stock market value as at the balance sheet date. Investments in marketable securities, which are permanent investments, are included at cost (debentures - including accrued interest), so long as there has not been a decrease in value, which is not of a temporary nature (see also section (3) below). The changes in the value of the securities are charged in full to the statement of operations.

     (2)  Non-marketable securities
          -------------------------
          Included at the cost, not higher, in management's opinion than the realization value (see also section (3) below).

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 2 - Significant Accounting Policies (cont'd)

     F.   Marketable Securities: (cont'd)

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


     G.   Provision for doubtful debts:

          The financial statements include provisions for doubtful debts, which Management believes fairly reflect the loss inherent in debts whose collection is doubtful.

          The provision is determined partly in respect to specific debts whose collection is doubtful, and partly as a percentage of the balance of trade receivables.

          In addition, the financial statements also include such specific provisions for doubtful debts in respect of customer debts included in the subordinated capital note received as part of the securitization transaction.


     H.   Inventory:

          Inventory is included at the lower of cost or market value. Cost is determined as follows: Raw materials, auxiliary materials and spare parts - at average cost or by the "first-in, first-out" method. Finished goods and goods in process - mainly on the basis of direct manufacturing costs and, in part, on the basis of average manufacturing costs with the addition of indirect manufacturing costs. Merchandise - by the "first-in, first-out" method or by the "moving average " method.


     I.   Work in progress:

          Work in progress is valued at direct production cost, in addition to allocated indirect expenses, all of which are on an average basis. The cost of work in progress included under long-term contracts also includes allocation of general expenses, as well as interest at an average rate for external financing. Interest is calculated in respect of the excess of the cost of work in progress over customer advances received for each order or in respect of the excess of customer advances received for each order over the cost of work in progress.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 2 - Significant Accounting Policies (cont'd)

     I.    Work in progress: (cont'd)

           The excess of the investment in inventory and work in progress, over related advances received, is included in current assets, while the excess of advances received over investment in work in progress is included in current liabilities.

           Work in progress and customer advances in respect to long-term contracts include amounts in respect of contracts the execution of which exceeds over one year. Where a loss is anticipated from the contract, a provision is made for the entire anticipated loss up to completion of the work.


     J.    Venture Capital Investments:

           Venture Capital Investments is investment in a corporation whose principal business is research or development and at least 90% of its funding comes from owners' capital, support from State authorities or research grants.

           The holdings of venture capital funds in venture capital investments are represented by their cost after provisions for drop in value, if a drop in value, of a permanent nature, occurs.


     K.    Investments in investee companies:

           The investments in investee companies other than consolidated companies (consolidated balance sheet - investments in affiliates) are presented using the equity method. Goodwill arising from the acquisition of investments is amortized at equal annual rates over a 10 year period, commencing from acquisition date other than goodwill in a subsidiary, which is amortized over 20 years, that in light of the Company's assessment that the circumstances in those cases justifies such amortization.

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

Note 2 - Significant Accounting Policies (cont'd)

     M.    Fixed assets:

     1. The assets are included at cost, after deduction of related investment grants.

     2. Cost includes interest capitalized during the period of construction of the assets, calculated according to the interest rates applicable to the sources used to finance the investment.

     3. Improvements are charged to the cost of assets, while maintenance and repair expenses are charged to the statement of operations as incurred, and are amortized over the period of the lease (including the option which the Company has to extend the lease), which does not exceed the economic life of the asset.

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


     N.    Intangible assets and deferred expenses:

     1. Licensing of products and acquisition of know-how are stated at cost and are mostly amortized over eight years.

     2. Marketing rights are stated at cost and amortized, some over five years and some over nine years.

     3. Intangible assets in the purchase of goods - are presented at cost and are mainly amortized over 20 years.

     4. Deferred expenses - debenture issuance costs: These costs are amortized by the straight-line method over the life of the debentures, taking into account the dates of redemption.

     5. See Note 2C(3) regarding goodwill deriving from the acquisition of companies.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 2 - Significant Accounting Policies (cont'd)

     O.    Convertible securities:

     1. Debentures not expected to be converted are included at their liability value as at the balance sheet date, in accordance with the directives of Opinion 53 of the ICPAI, and are stated under long term liabilities. Debentures expected to be converted are included between the long term liabilities item and the shareholders' equity item, according to the liability value or the capital value, whichever is the higher.

     2. In accordance with Opinions 48 and 53 of the ICPAI, the provision for anticipated loss on a decline, in the percentage of holdings in investee companies, is included in the item "Minority interest in subsidiaries", in the consolidated balance sheet and in the item "Investment in investee companies" in the Company balance sheet.


     P.    Deferred taxes:

     1. Deferred taxes are calculated as the temporary differences between the amounts included in the adjusted financial statements and the amount be considered for tax purposes. As for the main components in respect of which deferred taxes have been created - see Note 16F.

     2. Deferred tax balances are computed at the tax rate expected to be in effect at the time these taxes will be charged to the statement of operations as these are known proximate to the date of approval of the financial statements. The changes between the said balances during the current year is included in the statement of operations.

     3. Taxes that would have applied in the event of exercise of investments in subsidiaries the sale of which is not expected in the foreseeable future are not included in deferred taxes.

           Deferred taxes for taxes to applicable on profits distributed by investees, in accordance with Company's policy of the company not to distribute taxable dividends in the foreseeable future were not created.


     Q.    Revenue recognition:

     1.    Work in progress:

           Revenues and costs related to work in progress under long-term contracts are recognized based on the percentage of completion method if the Company is capable of reliably estimating the revenues and costs required till completion.

           For contracts involving technological uncertainties, revenues are recognized on the basis of the "completed contracts" method. Revenues and costs relating to contracts using a "cost plus" basis (i.e. cost with the addition of profit at a fixed rate) are recognized when the costs are incurred.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 2 - Significant Accounting Policies (cont'd)

     Q.    Revenue recognition: (cont'd)

     1.    Work in progress: (cont'd)

           Periodic reporting on revenues and costs from work in progress covers all cycle periods, including those where it is not possible to estimate anticipated profits at the reporting stage, however, it may be included that the refund of costs already incurred is anticipated. In such circumstances, all the costs incurred are attributed to the statement of operations as against revenues in the amount of such costs ("Zero interval presentation").

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


     R.    Sale of customer debts:

           The Company recognizes sale of customer debts as a sale only in the instance where the control and the risks of the financial asset are transferred to the purchaser.


     S. Presentation of transactions between the Company and the controlling shareholder:

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

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 2 - Significant Accounting Policies (cont'd)

     U.    Derivative financial instruments:

           Koor and its subsidiaries enter into Option contracts and forward transactions that are designated to reduce the financial risks (i.e. commitments for the import of raw materials, export of goods, liabilities linked to the CPI or foreign currency) involved in the exposure to fluctuations in the exchange rates of foreign currency changes in the interest and changes in the CPI.

           The results of financial derivatives which are designed to Hedge assets and liabilities are recorded in the statement of operations, concurrently, with the recording of the changes in the hedged assets and liabilities.

           The transactions which are not classified as hedging transactions, balance in their fair value. Changes in the fair value are included in the statement of operation.

           The fair value of derivative financial instruments is established according to their market values, and when such do not exist, according to the evaluation model.


     V.    Earnings per share:

           Earnings per share data are computed in accordance with Opinion 55 of the ICPAI.


           W. Segment reporting:

           Segment reporting is presented in accordance with Accounting Standard No. 11, which requires the inclusion of information in respect of business sectors and geographical sectors, and also includes detailed guidelines for identification of the business and geographical segments.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 2 - Significant Accounting Policies (cont'd)

     X.    Data regarding the CPI and the exchange rate of foreign currency:

                                                   Israeli       Exchange rate
                                                    CPI*         of one Dollar
                                                 -----------     -------------
                                                   Points             NIS
                                                 -----------     -------------


   For the year ended:
   December 2002                                   182.01           4.737
   December 2001                                   170.91           4.416
   December 2000                                   168.53           4.041


                                                      %               %
                                                 -----------     -------------
   Changes during:
   2002                                              6.5             7.3
   2001                                              1.4             9.3
   2000                                              0.0            (2.7)


                                                     %
                                                 -----------

  Real increase (decrease) in the CPI
  relative to the exchange rate of the
  Dollar during the year:
   2002                                            (0.8)
   2001                                            (7.9)
                                                    2.7




     (*) According to the CPI in respect of the balance sheet date (1993 average basis = 100).

     Assets and liabilities in foreign currency or linked thereto are included in the financial statements according to the representative exchange rate, as published by Bank of Israel near the balance sheet date.

     Assets and liabilities linked to the CPI are included in the financial statements according to the latest index published in the balance sheet month, or in the previous month, as relevant.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 2 - Significant Accounting Policies (cont'd)

     Y.    Influence of new accounting standards prior to their application:

     1. In July 2001, the Israel Accounting Standards Board published the following two new standards:

           a. Accounting Standard No. 12 - "Discontinuance of adjusting financial statements for inflation". According to this standard, the adjustment of financial statements for the effects of changes in the general purchasing power of the shekel will commence starting January 1, 2003.

           In December 2002, the Israel Accounting Standard Board published Standard No. 17, which determines that the implementation of Standard No. 12 will be postponed to January 1, 2004. Accordingly, the adjustments of the financial statements will be discontinued starting January 1, 2004. Until December 31, 2003, the Company will continue to prepare adjusted financial statements in accordance with Opinion No. 36 of the Association of Certified Public Accountant in Israel (ICPAI). The adjusted amounts included in the financial statements as at December 31, 2003 will serve as the starting point for nominal financial reporting starting from January 1, 2004.

                The application of Accounting Standard No. 12 is liable to have a material effect on the reported business results of the Company.

                The extent depends on the rate of inflation, the composition of its assets and the financing resources of the Company.

           b. Accounting Standard No. 13 - "The effects of changes in foreign exchange rates". The standard deals with the translation of foreign currency transactions and the translation of financial statements of overseas operations, for the purpose of their integration in the financial statements of the reporting corporation. The Standard replaces the instructions in Clarifications 8 and 9 to Opinion No. 36 which are null upon Accounting Standard No. 12 coming into effect as mentioned above. The extent of its effect depends on the rate of inflation and changes in exchange rates.


     2. Accounting Standard No. 14 - In August 2002 the Israel Accounting Standard Board published Accounting Standard No. 14 - "Interim Financial Reporting". The Standard determines the minimum content of financial reporting for interim periods, including the disclosure required in the notes, and sets out the accounting principles for recognition and measurement to be applied in financial reporting for interim periods. This Standard will apply to financial statements for periods starting on January 1, 2003.

           The restatement of comparative information for an interim period prior to the effective date is not required under the Standard. However, if financial statements include comparative information for an interim period prior to the effective date, contrary to the provisions of the Standard, then the notes to the financial statements must include a description of the main differences between the principles laid down in this Standard and the principles by which the comparative information was prepared.

           The Company believes that the effect of the new Standard on its results of operations, financial position and cash flows will not be material.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 2 - Significant Accounting Policies (cont'd)

     Y.   Influence of new accounting standards prior to their application:

     3. In February 2003, the Israel Accounting Standards Board published Accounting Standard No. 15 - "Impairment in value of Assets". The Standard provides procedures which a company must apply in order to ensure that its assets in the consolidated balance sheet, are not presented at an amount which is in excess of their recoverable value, which is the higher of the net selling price or the presented value of the estimated future cash flows expected to be derived from use and disposal of the asset. In addition, the Standard provides rules for presentation and disclosure with respect to assets whose value has declined.

          The standard, which will apply to the financial statements for periods starting on January 1, 2003, states that in most cases the transition will be by the "from here onwards" method, but a loss due to impairment of assets, in the amount of the difference between the book value as at the date of application of the standard and the value to the company as at the same date, will be charged to the statement of operations under the item "Cumulative effect as at the beginning of the year, of a change in the accounting method" if - and only if - the loss was not recognized in the past and only if the future uncapitalized cash flows, net, exceed the book value. A consolidated company noted in its financial statements that the assessment of the value to the company of one of its assets had not yet been completed, and that the results of the assessment would be liable to decrease the shareholders' equity of the consolidated company. The consolidated company is unable, at this stage, to provide a reliable estimate of the effect. Other than the above, it is the opinion of the Company that the application of the standard is not expected to be material.


Note 3 - Information Regarding Certain Investee Companies

     A.   ECI Telecom Ltd. ("ECI") - an affiliated company

     1. During 2002, ECI's Board of Directors decided to focus ECI's activities on its core businesses: access networks (Inovia) and transmission systems and optical networks (Enavis, Lightscape). This was followed by a decision to divest Innowave's. ECI recorded in its financial statements a provision of 18 million dollars, reflecting, ECI's management opinion, the anticipated loss resulting from the divestiture based on the contract signed after balance sheet date between ECI and the buyers.

          During the accounting period, ECI recorded a provision of 53 million dollars impairment of intangible assets of Innowave, as well as 6.7 million dollars in respect to the write-off of equipment and assets attributed to the company being sold.

          In the fourth quarter of 2002, ECI signed an agreement with external investors for spin-off NGTS operations into a new company, in which ECI would hold 43%. ECI will invest 10 million dollars in the new company. As a result of the transaction, ECI charged a loss of approximately 4 million dollars in its financial statements.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 3 - Information Regarding Certain Investee Companies (cont'd)

     A.   ECI Telecom Ltd. ("ECI") - an affiliated company (cont'd)

     2. In the third quarter of 2002, ECI took a 34 million dollar provision for a doubtful debt with respect to a long-term customer debt. The balance of the debt after the provision is 121 million dollars. In addition, ECI included a provision of 18 million dollars for a decrease in the value of its investment in debentures convertible to shares of the parent company of that customer.

     3. During the first quarter of 2002, ECI recorded a pre-tax capital gain of approximately 12 million dollars from the sale of 8.5% of ECtel's shares and the exercise of stock options.

     4. On December 6, 2001, a private placement agreement was signed between ECI and a group of investors, whereby 12.5% of ECI's share capital was allotted to those investors in consideration of approximately 49 million dollars. The transaction was closed in February 2002, after which Koor's holding in ECI decreased by 4.3%. Koor recorded a loss of approximately NIS 72 million in its financial statements for 2001 in respect of this allotment.

     5. In the second quarter of 2001, Koor's Board of Directors gave its approval for the management to make a credit line available to ECI until February 2003 and if needed by ECI, up to a sum of 100 million dollars, on terms which are no less favorable than market terms on the date of making the credit line available. The credit line expired without being utilized.

     6. In June 2001, class actions were filed in the name of various shareholders of ECI, against ECI and some of its officers: the former Chairman of the Board (who also serves as Koor's CEO), ECI's CEO and ECI's former CFO. The claims were filed in the name of all the shareholders who had purchased ECI shares between May 2, 2000 and February 14, 2001 ("the Buyers"). The plaintiffs alleged that ECI and said officers defrauded the Buyers, made false representations and published misleading financial statements which harmed the Buyers.

          At the preliminary procedural hearing stage the Federal Court dismissed the claim against the former Chairman of the Board of the company, but approved the actions as is against the other defendants, i.e. ECI and the other officers.

          On May 16, 2002, the parties signed a memorandum of understanding for dismissal of the class action. Under the memorandum of understanding, a fund was established, to which ECI's insurers transferred the settlement amount. It was also agreed that the plaintiffs would cancel their claims against ECI and ECI's officers, without any liability of wrongdoing being attributed to them.

          In December 2002 the court approved the arrangement described in the memorandum of understanding.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 3 - Information Regarding Certain Investee Companies (cont'd)

     A.   ECI Telecom Ltd. ("ECI") - an affiliated company (cont'd)

     7. Some of ECI's current and future liabilities to banks are secured by certain liens on certain assets and rights, as well as an unlimited negative pledge on ECI's assets. As a condition for further bank credit and in accordance with the terms of the negative pledge, ECI undertook to comply with a certain financial ratios.

          Since October 1, 2002, ECI has failed to comply with some of the financial ratios agreed upon in the financing agreement with the banks, and therefore the banks are entitled to demand the immediate repayment of all the loans. Accordingly, long-term loans of approximately 107 million dollars were reclassified as current liabilities. ECI is negotiating for a change in the terms of the original financing agreement, including a change in the financial ratios.

     8. In the second half of 2000, the world demand for telecommunications products declined, including those of ECI. In view of the continued trend, ECI's management decided, during 2001, to undertake a series of efficiency measures which included, inter alia, the discontinuation of the production and marketing of certain products, termination of development operations in the U.S.A. which were purchased in the second quarter of 2000, and a reduction of manpower by about 2,000 employees. Accordingly, ECI recorded in its financial statements in 2001 a provision of approximately 108 million dollars for decrease in value of inventories, and a provision of approximately 166 million dollars for the impairment of goodwill, intangible assets and fixed assets used for the terminated operations and for the reorganization costs.

     9. During the first quarter of 2001, other indications were received of a change in ECI's fair value. These indications included, inter alia, valuations made by an independent outside appraiser for ECI, relating to the value of four of ECI's business units, discussions concerning the sale of Lightscape Networks ("LSN"), which is one of ECI's main business units, and another indication concerning the value of LSN which derived from the assessments of an investment bank regarding the value of LSN, which it prepared for examining the possibility of raising capital by way of a private placement.

          In view of the aforesaid, Koor's management decided, in the first quarter, to reduce the book value of the investment in ECI in respect of a decrease in value not of a temporary nature, by approximately NIS 225 million, to NIS 2,379 million as at March 31, 2001.

          During the second quarter of 2001, since the negative trends in the telecommunications sector continued, and particularly in light of the uncertainty as to the recovery of this market, Koor's management decided to commission a comprehensive evaluation of ECI from the same appraiser who had prepared the previous valuations for ECI.

          ECI's fair value according to the findings of the valuation, ranges from 985 million dollars to some 1,230 million dollars, and therefore the fair value of Koor's investment in ECI were between 340 million dollars and 420 million dollars.

          Based on the above, Koor's Board of Directors decided to reduce the book value of the investment in ECI in respect of decrease in value not of a temporary nature, by approximately NIS 632 million (in addition to the reduction made in the first quarter of the year), setting the investment at NIS 1,656 million at June 30, 2001.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 3 - Information Regarding Certain Investee Companies (cont'd)

     A.   ECI Telecom Ltd. ("ECI") - an affiliated company (cont'd)

          ECI's operations results and other indications, including an indication from an outside appraiser, served Koor's management for the valuation of its investment in ECI in the third quarter of 2001. In view of the data available to the Koor management, as well as the ongoing slowdown in the markets in which ECI operates, Koor's Board of Directors decided to write-off the balance of the goodwill allocated to the investment in ECI, in the amount of NIS 280 million. Thus, the write-offs of goodwill in 2001 amounted to approximately NIS 1,127 million. The write-offs of goodwill were included in the Statement of Operations under the item "Group equity in the operating results of affiliates, net". The balance of Koor's investment in ECI as at September 30, 2001 was NIS 1,284 million.

          As at December 31, 2001, Koor's balance of the investment in ECI was NIS 1,094 million.

     10. The Company, while preparing its financial statements for the periods ended March 31 and June 30, 2002, reviewed the need to reduce the book value of the investment in ECI with respect to a decline in the value of the investment which is not of a temporary nature. The review is required under accepted accounting principles and pursuant to the guidelines published by the Israel Securities Authority in November 2001, which outline eleven "warning sings" whose occurrence require the company to carry out the review.

          Due to the fact that two of these "warning signs" existed - the stock market share price and fundraising at a value lower than book value, the Company carried out the required review when preparing its financial statements for the period ended June 30, 2002. The review was based on an evaluation made by an external appraiser in March 2002 and on the development of ECI's business results from the date of that valuation to the date of those financial statements.

          The Company's management believed that the circumstances in those periods did not require it to reduce the investment as presented in the Company's financial statements as at March 31 and June 30, 2002.

     11. In November 2002 an independent external appraiser made an additional evaluation of ECI. According to this valuation, ECI's value as at September 30, 2002 was in the range of 490 to 560 million dollars (between 4.6 and 5.2 dollars per share).

          Based on this valuation, the Company's management decided to reduce the book value of its investment in ECI so that on September 30, 2002 the investment was recorded at NIS 836 million (5.2 dollars per share), which reflects the recoverable value of its investment in ECI as a principal shareholder. Of the NIS 132 million reduction in value, the Company realized a capital reserve from foreign currency translation adjustments generated by Koor in relation to its investment in ECI, in the amount of NIS 107 million. The balance of NIS 25 million was charged to the statement of income and under the item "Group equity in the operating results of affiliates".

          At the request of the appraiser (who consented to the Company's use of the valuation), the Company undertook to indemnify it against any expense or financial loss, if any, which it incurs as a result of any legal action against it by any third party which cites the valuation as its cause.

          As at December 31, 2002, Koor's balance of the investment in ECI is NIS 825 million.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 3 - Information Regarding Certain Investee Companies (cont'd)

     A.   ECI Telecom Ltd. ("ECI") - an affiliated company (cont'd)

     12. For adjustment of the net loss of ECI as reported by it in accordance with U.S. accounting principles for the net loss according to Israeli accounting principles - see Note 28A(20).


     B. Tadiran Ltd. (in voluntary liquidation) ("Tadiran") - a consolidated company

     1. On March 7, 2002, Tadiran's Board of Directors adopted a resolution for the voluntary liquidation of Tadiran and the appointment of a liquidator. Following the liquidation, the debit balance of the capital reserve from translation differentials at Koor in respect of its investment in Tadiran, of approximately NIS 398 million, was transferred to the statement of operations.

     2. In March 2002 Tadiran's estate assets were transferred as a liquidation dividend to Koor. Most of the real estate assets were sold to a group of investors headed by Denisra International Ltd. and Ranitech Ltd. The consideration amounted to approximately NIS 278 million, and the capital gain was about NIS 30 million.

          A tax reserve of about NIS 45 million, created in respect to those assets, was realized, following realization of the real estate assets, and the sum of approximately NIS 41 million in taxes was paid.


     C. Makhteshim Agan Industries Ltd. ("M-A Industries") - a consolidated company

     1. The consolidated companies of M-A Industries had, on December 31, 2002, agreements with banks whereby its consolidated companies sold certain customer debts to the banks. In the balance sheet as at December 31, 2002, the customer balance in respect of debts sold deceased by 1.4 million dollars (December 31, 2001 - 10 million dollars). The difference between the book balance of the debts sold and the received consideration was charged to the statement of operations. Under the agreements, the consolidated companies undertook to indemnify the banks in certain cases defined in the agreements, in which sold debts were not repaid.

          In October 2001, M-A Industries and some of its consolidated companies ("the Selling Companies") entered into a securitization arrangement, for the sale of all their customer debts without right of restitution (except for commercial disputes) to foreign companies established for that purpose and which are neither owned nor controlled by M-A Industries ("the Purchasing Companies"). Purchase of the debts was financed by an American company from the Bank of America Group. The volume expected to be at the disposal of the Purchasing Companies is approximately 150 million dollars on a current basis, so that the considerations received from the customers whose debts were sold will be used to purchase new debts. M-A Industries will handle the collection of the sold debts for the Purchasing Companies, for a fee to be determined. Under the securitization agreement, the debts of customers from South American countries were not sold. The cash balance of customer debts sold as at the balance sheet date amounted to approximately 101.8 million dollars (December 31, 2001 - 95.5 million dollars).

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 3 - Information Regarding Certain Investee Companies (cont'd)

     C. Makhteshim Agan Industries Ltd. ("M-A Industries") - a consolidated company (cont'd)

          On the date of purchasing the debt, the Purchasing Companies will pay most of the price of the debt in cash, and the balance in a deferred liability which will be paid after collection of the sold debt.

          Under the securitization agreement, M-A Industries undertook to maintain certain financial criteria relating mainly to the liabilities to capital ratio, liquidity and profitability ratios. As at the balance sheet date, M-A Industries is meeting these conditions.

     2. In April 2002, a consolidated company of M-A Industries acquired the entire share capital of German company that distributes pesticides - Feinchemie Schwebda GMbH ("Feinchemie"). The cost of the acquisition was approximately 20.4 million dollars, where the acquiring company might be required to pay an additional sum of up to 5 million euro, subject to Feinchemie's revenues in 2002 and 2003.

          The excess cost created at the time of the acquisition amounted to approximately 20 million dollars (including 4 million dollars created against a contingent liability, taking into account the assessment of management with respect to Feinchemie's earnings as aforesaid), which was allocated to goodwill and is being amortized over 20 years.

          Below are the circumstances and indicators which, in management's opinion, justify amortization of the goodwill over a period of 20 years:

          - The agrochemical market in Germany is the sixth largest in the world.
          - Feinchemie is Germany's ninth largest distributor of generic agrochemical products.
          - Feinchemic's area of activity is the marketing of agrochemical products. These products are based on basic chemical changes for which are not expected to undergo material technological changes and for which there is no substitute in the agricultural industry.
          - Most of Feinchemie's customers are farmer and cooperatives, which are characterized by very low churn.
          - Entry barriers in Germany are very expensive, lengthy and complex.

          As of April 1, 2002, the financial statements of Feinchemie were consolidated. The effect of the first-time consolidation on the consolidated statement of operations was an additional income of about 25 million dollars and additional net profit in M-A industries (including amortization of goodwill) of about million dollars, and an additional 65 million dollars in assets (including the goodwill generated with the acquisition).

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 3 - Information Regarding Certain Investee Companies (cont'd)

     C. Makhteshim Agan Industries Ltd. ("M-A Industries") - a consolidated company (cont'd)

     3. In October and November 2002, foreign and domestic consolidated companies of M-A Industries ("the Buying Companies") signed a number of agreements with Bayer Crop Science AG, one of the largest agrochemical companies in the world, for the acquisition of several agrochemical products, licenses and distribution rights. The acquisition amount was 178 million dollars.

          The agreements were made contingent to the approval of the European Union Commission, and some agreement also required the approval of the German Trade Practices Authority. Some of the approvals were obtained during 2002, and others after the balance sheet date.

          By the balance sheet date, the Buying Companies had paid approximately 131 million dollars in cash for the acquisition. The balance, about 47 million dollars, was paid after the balance sheet date and is presented under the item "Other Payables".

          Under the acquisition agreements, the Buying Companies also acquired inventory valued at approximately 20 million dollars, 12 million dollars of which were acquired in 2002.

     4. During 2001, consolidated companies of M-A Industries acquired four new agrochemical products, as well as the marketing and distribution rights for a package of products in Scandinavian countries, from Aventis and Syngenta. The cost of the acquisition was approximately 105 million dollars, and is included under the item "Intangible assets and deferred expense". The sum of approximately 20 million dollars was allocated to the costs of registration and licenses and is depreciated over 20 years. while 2.5 million dollars was allocated to the acquisition of agreements with third parties and depreciated over 10 years. The depreciations are included under the item "Selling and marketing expenses". The balance of the cost is allocated to "Purchase of a Product as a Going Concern", which includes intellectual property rights, trademark, brand, technological know-how, customer information, raw material suppliers, etc. which represent goodwill amortized over 20 years in the item "Other income (expenses), net". The consideration for acquisition of marketing and distribution rights amounted to approximately 5 million dollars and will depreciated over 9 years. In April 2002 a consolidated company acquired a new herbicide product from Syngenta for approximately 10 million dollars. Under the agreements, if sales of some of the products in the next three years exceed certain volumes, an additional consideration, which is likely to reach some 8.3 million dollars will be paid. As at the date of approval of the financial statements, M-A Industries estimates that the additional consideration will not be paid, and therefore no provision was included in the financial statements.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 3 - Information Regarding Certain Investee Companies (cont'd)

     C. Makhteshim Agan Industries Ltd. ("M-A Industries") - a consolidated company (cont'd)

     5. In December 2001 the supplement agreement signed August 2000 ("the Supplementary Agreement") between a company from the M-A Industries Group and the minority shareholder of a consolidated company of M-A Industries in Brazil ("Millenia"), for the acquisition of all their shares, which represented about 28.5% of the shares of Millenia was completed. M-A Industries has full ownership and control of Millenia, following the acquisition. The acquisition consideration amounted to approximately 45.2 million dollars and 1.5 million shares of M-A Industries Ltd. The excess cost created by the acquisition amounts to about 32 million dollars, which was allocated to goodwill and amortized over 20 years.

     6. In December 2001, a sudden deterioration in the economic and political situation in Argentina led to the paralysis of the country's political and economic systems, along with almost complete uncertainty about the future. As a result of these events, trading in foreign currency was temporarily halted. In January 2002, the Argentina's Congress granted the President legal authority to devalue the Argentina peso against the dollar (to which the peso had been linked by law for about 10 years), following which the government of Argentina announced a devaluation of about 29% (i.e.
          1.4 peso per dollar). During February 2002, the law in Argentina was changed to state that the peso would be a floating currency and the rate of 1.4 pesos per dollar for exporters and importers no longer exists. On January 11, 2002, trading resumed in the foreign currency market in Argentina, and a conversion rate of 1.7 pesos to the dollar was set. This conversion rate was the determining rate as at December 31, 2001. As a result of the devaluation, the consolidated company's assets in Argentina eroded (mainly trade receivables and other debts receivable) in 2001 at the amount of approximately 15 million dollars. In addition, due to the economic and political situation in Argentina, M-A industries included in 2001 a one-time allowance of 8 million dollars, mainly on account of bad debt.

          The recession in Argentina continued in 2002 and the peso was devalued further by approximately 98% (from 1.7 peso to the dollar on December 31, 2001 to 3.37 peso to the dollar on December 31,
          2002).

          In July 2002 the government of Argentina published regulations setting the various rates for the linkage of customer debt payments to the dollar, so that customer debts deriving from the sale of agricultural inputs denominated in dollars would be paid at the dollar exchange rate applicable on the date of payment, less discounts ranging from 25% to 60%, which were determined according to the products for which the agricultural inputs were used, as defined in those regulations.

          Due to the ongoing devaluation and economic crisis in Argentina and in view of the experience gained in the application of the regulations published by its government, M-A industries included a provision of about 10.8 million dollars in 2002 in respect to bad debts and in respect to erosion of the assets of the consolidated company in Argentina.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 3 - Information Regarding Certain Investee Companies (cont'd)

     C. Makhteshim Agan Industries Ltd. ("M-A Industries") - a consolidated company (cont'd)

          The continued recession in Argentina, the return of high inflation and high devaluation rates of the peso to the dollar, are liable to influence the results of operations and the business status of the consolidated company in Argentina. M-A Industries and its consolidated companies are guarantors for the liabilities of the consolidated company to the banks in Argentina in a total amount of about 17 million dollars.

     7. During 2002, the local currency in Brazil was devalued against the dollar by about 52%, accompanied by high volatility throughout the year.

     8. M-A Industries and its consolidated companies acted to minimize the exposure in respect of surplus monetary assets over monetary liabilities in the Brazilian real and the Argentinian peso.

     9. Under a prospectus in November 2001, M-A Industries issued convertible debentures and options. The net proceeds from the issue were approximately 62.5 million dollars.

          On January 23, 2002, M-A Industries issued to investors NIS 133,980,000 par value convertible debentures, as part of a private placement, for a total consideration of approximately 29.5 million dollars. The terms of these debentures are the same as the terms for the debentures issued by M-A Industries under a prospectus in November 2001. See Note 15B(3).

          As at December 31, 2002, it is unlikely that the debentures will be converted or that the options will be exercised.

     10. In April 2001 M-A Industries' Board of Directors adopted a resolution for the distribution of options to the employees of M-A Industries and its consolidated companies. According to the plan, over the next two years, 17,400,000 options, exercisable into 17,400,000 ordinary shares of NIS 1 par value each of M-A Industries, at an exercise price of NIS 8.76, linked to the dollar (all the options were allocated by the balance sheet date) will be allocated.

     11. In 2001, Koor purchased 2,100,000 par value of shares of M-A Industries for NIS 22 million, and sold 19,383,000 shares of M-A Industries for approximately NIS 181 million (at the stock exchange price - NIS 8.80). The capital gain recorded during the third quarter of 2001 amounted to approximately NIS 14 million.

     12. In May 2001 M-A Industries' Board of Directors decided to adopt a dividend policy at 15% - 30% of the annual net profit, subject to the existence of profits worthy of distribution and to specific decisions of the Board of Directors.

          In accordance with this policy, a dividend of 11.5 million dollars was distributed in respect of 2001 profits, and a dividend of 8.5 million dollars was announced and distributed in 2002. After the balance sheet date, an additional dividend of 9.5 million dollars was announced with respect to 2002 profits.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 3 - Information Regarding Certain Investee Companies (cont'd)

     C. Makhteshim Agan Industries Ltd. ("M-A Industries") - a consolidated company (cont'd)

     13. The percentage of the Company's holding in M-A Industries as at December 31, 2002 is 52.37%. Assuming exercise and conversion of all the convertible securities issued and allotted by M-A Industries, the percentage of the Company's holding in M-A Industries will decrease to 43.56%.


     D. Mashav Enterprise and Development Ltd. ("Mashav") - a proportionately consolidated company

          In January 2000 Koor and Clal Industries & Investments Ltd. ("Clal"), completed a transaction for the sale of Mashav whereby Koor sold to Clal all its holdings (50%) in Mashav in consideration of NIS 962 million and 47.5% of the share capital in Mashal Alumina Industries Ltd. The capital gain to Koor from this sale was approximately NIS 392 million before tax, and after tax was approximately NIS 252 million.

          During December 1999, before the above transaction was closed, Mashav distributed a dividend to Koor and Clal in the amount of NIS 767 million.


     E.   Telrad Networks Ltd. ("Telrad") - a consolidated company

     1. In 2002, Telrad's board of directors is approved a reorganization plan that included additional employee retirement in addition to the previous retirement plans from 2000 and 2001. The financial statements for 2002 include an expense of NIS 109 million, recorded under the item "Other income (expenses), net" (the cost of the reorganization plan in 2001 and 2000 amounted to NIS 92 million and NIS 278 million respectively). The amounts scheduled for payment during 2003 are presented as current liabilities.

     2. As at the balance sheet date, Telrad did not meet some of the financial ratios defined in an agreement with the banks. The company reached agreement in principle with the banks, whereby approximately NIS 129 million of loans were repaid. NIS 33 million of short-term credit was converted into long-term loans, and the balance of the debt was rescheduled.

          A written agreement has not yet been drafted, but its principles are reflected in the financial statements as at December 31, 2002.

     3. In 2000, a series of agreements were signed between the Company, Telrad and Nortel Networks ("Nortel"), whereby a new company was established in Israel - Nortel Network Israel Ltd. ("Nortel Israel"), controlled by Nortel. Koor and Telrad invested 5.6 million dollars in the share capital in exchange for 28% of the rights to profits, without voting rights, and made shareholders' loans available to Nortel Israel in the amount of 43 million dollars at 6% annual interest, to be repaid in 2003.

          Telrad signed an agreement with Nortel Israel whereby the marketing operations of public exchanges and TX1 business exchanges would be carried out by Nortel Israel, while Telrad would be a sub-contractor for the manufacture of those exchanges.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 3 - Information Regarding Certain Investee Companies (cont'd)

     E.   Telrad Networks Ltd. ("Telrad") - a consolidated company (cont'd)

          Telrad received 90 million dollars in respect of the transaction over and above the book value of the transferred assets. As a result, in 2000 Koor recorded a capital gain after tax of approximately NIS 278 million. Koor and Telrad were granted a put option to sell to Nortel the shares in Nortel Israel, and at the same time, Nortel was granted a call option to purchase those shares.

          The two options have identical exercise prices and can be exercised in 2003 at a price reflecting the amount of the investment plus a yield defined in the agreement. The Company estimates that the probability of one of the options not being exercised is low.

          In view of the above, the investment in Nortel Israel and the loans it was granted are presented in current assets (in 2001 the investment was presented under the item "Investments and other receivables").

     4. In 2001 a contract was signed between Telrad and ECtel (a public company and ECI's subsidiary), whereby Telrad sold all its holdings (100%) in Net-Eye Ltd. to ECtel, which issued shares and options to Telrad in consideration of the acquisition.

          The transaction was handled in Koor's financial statements in accordance with the accounting principles for similar asset-exchange transactions, and accordingly, no profit or loss was recorded from the transaction (See also Note 27C).

     5. In May 2002, Telrad signed a share swap and merger plan agreement with Connegy Inc., whereby a wholly-owned consolidated company of Telrad merged with Connegy Inc. After the merger, the Company holds 52% of the share capital of Telrad Connegy Communications Inc. (formerly Connegy Inc.).

          The transaction was treated in the financial statements in accordance with the accounting principles for similar asset swaps, and therefore, no loss or gain was recorded from the transaction.


     F.   Elisra Electronic Systems Ltd. ("Elisra") - a consolidated company

     1. On July 2, 2002, the Company, Elisra and Elta Electronic Industries Ltd. ("Elta" or "the Buyer") signed an agreement ("the Purchase Agreement") whereby Koor would sell to Elta 30% of Elisra's shares for 100 million dollars.

          In addition, Koor granted to Elta options to increase its holding in Elisra by up to an additional 8% in consideration of a maximum sum of approximately 26 million dollars. Under the Purchase Agreement, Koor agreed to indemnify the Buyer if certain conditions, set out in the Agreement, existed. Also see Note 18A(2).

     F. Elisra Electronic Systems Ltd. ("Elisra") - a consolidated company (cont'd)

          An agreement, between Koor and Elta, to which Elisra is a party, set out the structure of the Elisra's Board of Directors and its decision-making process, and imposed certain limitations on the sale of Elisra's shares.

          In addition, a cooperation agreement was signed between Elisra and Elta, with regard to their activities, including a proposal for an agreed basket of products and the principles for selecting a project leader from time to time.

          Following the Agreement, it became feasible to utilize Koor's tax losses carried forward, and therefore, a tax asset of approximately NIS 121 million was recorded under the income tax item.

          In November 2002, after receipt of the required approvals, the transaction was completed.

          In the fourth quarter, Koor recorded a capital gain of approximately NIS 346 million, under the item "Other income, net", and tax expenses of approximately NIS 121 million following utilization of the tax asset mentioned above.

     2. On March 17, 2001, a fire broke out at the plants of Elisra's consolidated companies - Tadiran Systems Ltd. and Tadiran Spectralink Ltd. The consolidated companies' management estimated, on the basis, inter alia, on the opinion of its professional advisers, that the indemnity from the insurance companies would be not less than the book value of the damaged property, i.e. about 33 million dollars. By December 30, 2002, the insurance companies had transferred advance payments of about 10 million dollars.

          In view of the ongoing processes and the opinion of Elisra's management that additional legal proceedings will be necessary, the balance of the above amount is presented as a long-term debt.

          The amount of the claim filed against the insurance company is considerably higher than the book value of the damaged assets, and is based on their market value, recourse costs and compensation for the loss of income. In October 2002 the consolidated companies submitted a revised claim to the insurance company.

     3. In the year ended December 31 2002, BVR (a subsidiary of Elisra) incurred an operating loss of $3.9 million and a net loss of 5.8 million dollars and had negative cash flows from operating activities of 3 million dollars. In addition, as of December 31, 2002 BVR has a deficiency in its shareholders' equity of 3.6 million dollars and a working capital deficit of 5.4 million dollars. On the same date, BVR's cash balances amounted to 860 thousand dollars and its short-term bank credit totaled 15.1 million dollars. Subsequent to balance sheet date, BVR reached an agreement with its principal bank lenders to reschedule the repayment of short-terms loans in the amount 9 million dollars to June 30, 2004.

          BVR is confident that the rescheduling of the above mentioned loans, together with meeting forecasted cash flows from operating activities for 2003, as well as obtaining orders forecasted in the budget approved by its Board of Directors will enable it to meet its anticipated commitments for at least 12 months following the date of approval of its financial statements.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 3 - Information Regarding Certain Investee Companies (cont'd)

     F. Elisra Electronic Systems Ltd. ("Elisra") - a consolidated company (cont'd)

     3.   (cont'd)

          The losses incurred by BVR and its financial position has prompted Elisra to write-down the goodwill recorded on the acquisition of BVR by approximately NIS 36 million. The book value of the net assets of BVR together with the balance of goodwill following the above-mentioned write-down is negligible.

          During 2000 and 2001, provisions of approximately NIS 44 million and NIS 38.8 million respectively were recorded in the goodwill of BVR, in order to reflect a decrease in value not of a temporary nature, based, inter alia, on the business operations, the backlog, and updated assessment of the market potential. The provisions are included under the item "Other income (expenses), net".


     G.   United Steel Mills Ltd. ("USM")

          On November 5, 2001, the Haifa District Court gave a liquidation order for USM Group Ltd., under which Adv. Ilan Shavit was appointed as special manager until a permanent liquidator would be appointed. Previously, from March 16, 2000 to July 30, 2001, the group was managed under a stay of proceedings order, and from August 1, 2001 under a temporary liquidation order.

          Due to the liquidation proceeding which commenced on August 1, 2001, the consolidation of USM in the financial statements of Koor was terminated at the beginning of the third quarter of 2001. In 2001, the operations of USM constituted the entire activity in the construction and infrastructure segment in Koor's operations, after two other companies in this segment were sold during 2000. Therefore, in the Statement of Operations, including the earning
          (loss) per share for the year that ended December 31, 2001, operations in the construction and infrastructure segment are presented as a segment whose operations were discontinued (see Note 23(h)).

          During 2001, in the period when the group was managed under the stay of proceedings order, Koor made available, ex gratia and without committing to it, a special credit line of about NIS 30 million, which was given concurrently with credit arrangements given ex gratia by the banks, and was intended to finance the expenses involved in the sale of the plants and the workers' retirement arrangements. Since Koor was not a guarantor for the debts of USM to third parties, it had no share in USM's losses for the first six months of 2001 beyond the aforementioned amount.


     H. Koor Corporate Venture Capital ("Koor CVC")- a consolidated partnership

     1. On January 2, 2000, Koor and a wholly-owned subsidiary set up a registered partnership called "Koor Corporate Venture Capital", through which Koor concentrates its investment activities in venture capital funds and in technological companies with growth potential. See Note 18B(5) for investment commitments and investments after the balance sheet date.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 3 - Information Regarding Certain Investee Companies (cont'd)

     H. Koor Corporate Venture Capital ("Koor CVC")- a consolidated partnership (cont'd)

     2. During the reporting period, Koor CVC's management estimated that the value of the investments in the portfolio was lower than the cost of the investment, and therefore decided to reduce the value of the investment by approximately NIS 95 million (as outlined in the following item 3).

     3. On January 9, 2003 Koor CVC signed a letter of intent with a secondary venture capital fund (the "Acquiring fund") for the sale of its limited partnership in certain venture capital funds ("the Funds"). The letter of intent states that from now on, the balance of Koor CVC's commitment in the Funds would be transferred to the Acquiring CVC.

          In view of the aforesaid, a provision was recorded for decline in value, at 50% of the balance of the equity in the Funds Being Sold, so that their value in the financial statements reflects 50% of the equity of the funds being sold.


     I.   Divestiture of additional holdings

     1. On May 4, 2001, Koor Group sold, free of charge, all its holdings (50%) in Sigmaone Communications ("Sigma1") to the KL-LLC group ("the Buyers"), the other shareholders in Sigma1.

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

     2. During 2001, a consolidated subsidiary of Koor Properties Ltd. (a company wholly-owned by Koor) sold part of its real estate assets in consideration of NIS 51 million (of which approximately NIS 34 million were received in 2002). Neither a profit nor a loss was recorded from the sale.

     3. In the first quarter of 2001, a provision of 10 million dollars was recorded for a decrease in value of investments in investee companies, so as to reflect, in the company's estimation, the anticipated losses as a result of the expected realization from investments or from a decrease in value not of a temporary nature. The reduction is recorded in the item "Other income (expenses), net". The balance of this provision as at December 31, 2001 is 8.7 million dollars.

     4. During December 2002, pursuant to the Company's decision to concentrate its public holdings, Koor sold 3,000,000 ECI shares to a wholly-owned company at the market exchange price. The transaction was handled in accordance with the Securities regulations (Presentation of actions between a corporation and its controlling shareholder in the financial statements) - 1996.


                                                           Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------------------------------

Note 4 - Short-Term Deposits and Investments

                                               Consolidated                       Company
                                       ------------------------------    ------------------------------
                                               December 31                      December 31
                                       ------------------------------    ------------------------------
                                               2002           2001                2002            2001
                                       --------------    ------------    --------------     -----------
                                              NIS thousands                      NIS thousands
                                       ------------------------------    ------------------------------
  Marketable securities (1):
   Debentures                               149,141         349,556          127,559          328,648
   Short-term Treasury notes                164,917          69,866          129,328           69,836
   Shares and options                        53,291         112,430           49,801          106,203
   Mutual fund participation
    certificates                              4,675           8,159                -                 -
                                       --------------    ------------    --------------     -----------
                                            372,024         540,011          306,688          504,687
  Deposits in banks and financial
   institutions                             451,436          99,066          394,542                 -
  Short-term loans and current
   maturities of long-term loans            234,974           3,240          176,025            3,240
                                       --------------    ------------    --------------     -----------
                                          1,058,434         642,317          877,255          507,927
                                       ==============    ============    ==============     ===========

  (1) Presented at market value.



Note 5 - Trade Receivables

           Consolidated:
                                                                            December 31
                                                                  --------------------------------
                                                                         2002                2001
                                                                  -----------          -----------
                                                                            NIS thousands
                                                                  --------------------------------
  Open accounts                                                    1,556,693             1,848,508
  Deferred promissory note and receivables from sale
   of customers' debts*                                              383,394               315,163
  Post dated checks receivable and credit card
   companies                                                          51,561                33,045
  Current maturities of long-term trade receivables                   49,508                49,016
                                                                  ----------             ---------

                                                                   2,041,156             2,245,732
                                                                  ==========             =========
  Including:
  Net of allowance for doubtful accounts                              96,319               107,332
                                                                  ==========             =========


* According to the accounting principles relating to sale of customer debts (Note 2R), the balance of the customer debts, which were sold in the securitization transaction, and whose associated control and risks have been completely transferred to the purchaser, were written off. For the share in customer debt included in the securitization transaction, and which were not recognized as a sale, a deferred promissory note was recorded (December 31, 2002 - NIS 357,468 thousand, December 31, 2001 - NIS 304,075 thousand), see Note 3C(1).


                                                           Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------------------------------

Note 6 - Other Receivables

                                            Consolidated                             Company
                                   -----------------------------        --------------------------------
                                             December 31                            December 31
                                   -----------------------------        --------------------------------
                                        2002               2001               2002                  2001
                                   ----------        -----------        -----------          -----------
                                            NIS thousands                          NIS thousands
                                   -----------------------------        --------------------------------
 Government agencies                 134,424           *164,639                724                472
 Deferred taxes, see Note 16F         74,481            112,007                  -                  -
 Accrued income                       40,522            135,258              2,404              2,493
 Prepaid expenses                     45,560             46,316                  -                  -
 Employees                            10,121             13,258                  -                  -
 Affiliates - current accounts         3,201              3,410                  -                  -
 Others                              150,451            159,285             46,975             12,887
                                   ---------          ---------          ---------           --------
                                     458,760            634,173             50,103             15,852
                                   =========          =========          =========           ========
 *   Reclassified



Note 7 - Inventories and Work in Progress

           Consolidated:
                                                                           December 31
                                                                 ----------------------------------
                                                                         2002                  2001
                                                                 -------------          -----------
                                                                          NIS thousands
                                                                 ----------------------------------
     A.   Inventories and work in progress,
          net of customer advances

          Presented as current assets:

          Industrial inventory:
          Raw and auxiliary materials                                596,237               689,242
          Goods and work in progress (1)                             261,889               272,628
          Finished goods                                           1,082,042               863,448
          Advances in respect of materials                             3,439                17,566
          Inventories for trading operations - merchandise,
           including advance payments                                 74,283                74,840
                                                                 ------------           -----------

                                                                   2,017,890             1,917,724

          Less - customer advances                                     8,276                47,188
                                                                 ------------           -----------

                                                                   2,009,614             1,870,536
                                                                 ============           ===========


                                                          Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------------------------------


Note 7 - Inventories and Work in Progress (cont'd)

                                                                             December 31
                                                                 ----------------------------------
                                                                         2002                  2001
                                                                 -------------          -----------
                                                                          NIS thousands
                                                                 ----------------------------------
     B.   Customer advances, net of work in progress

          Presented as current liabilities:

          Customer advances in respect of work in
          progress (1)(2)(3)                                          234,459              299,111
          Less - inventory and work in progress                           189                1,053
                                                                 -------------          -----------

                                                                      234,270              298,058
                                                                 =============          ===========

          (1)  Net of provision for loss in respect
               of work in progress                                     62,785               13,916
                                                                 =============          ===========

          (2)  Not including long-term advances

          (3) See Note 22 regarding guarantees provided for securing the gross amounts of customer advances (including long-term advances).


                                                           Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------------------------------

Note 8 - Investments in Investee companies

                                                                                   December 31
                                                                      ----------------------------------
                                                                           2002                    2001
                                                                      -----------           ------------
                                                                                 NIS thousands
                                                                      ----------------------------------
 A. Consolidated balance sheet - affiliates

 Net asset value of the investments (1)(2)                             1,013,968             1,370,464
                                                                      -----------           ------------

 Goodwill and original difference (2):
  Original amount                                                         67,742                79,525
  Accumulated amortization                                               (46,474)              (40,344)
                                                                      -----------           ------------

                                                                          21,268                39,181
                                                                      -----------           ------------
 Long-term loans (3)                                                      26,066                28,485
                                                                      -----------           ------------

                                                                       1,061,302             1,438,130
                                                                      ===========           ============

 (1)  As follows:
      Net asset value of investments as at December 31, 1991             282,484               282,484
      Changes from January 1, 1992:
      Cost of shares acquired or received                              1,284,126             1,259,839
      Accumulated earnings, net                                         (611,482)             (361,060)
      Changes in capital reserves and
      Foreign currency translation adjustments                           (20,794)               79,104
      Initially consolidated subsidiaries, net                           474,130               474,130
      Disposals, net                                                    (394,496)             (364,033)
                                                                      -----------           ------------
                                                                       1,013,968             1,370,464
                                                                      ===========           ============

 (2)  Including investments in companies traded on the Stock
      Exchange in Tel Aviv or abroad, in NIS millions:
      Carrying value                                                         981                 1,323
                                                                      ===========           ============

      Market value as at balance date                                        430                   958
                                                                      ===========           ============

(3)   Linkage terms and interest rates relating to long-term loans:

      Linked to the CPI - bearing interest at the rate of 5.5%            19,519                22,062
      Linked to the Dollar - in part bearing interest up to the
      rate of 3.4%, and in part bearing no interest                        6,547                 6,423
                                                                      -----------           ------------
                                                                           26,066                28,485
                                                                      ===========           ============


                                                           Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------------------------------

Note 8 - Investment in Investee Companies (cont'd)

     B.    Company balance sheet - investees

                                                                                   December 31
                                                                      ----------------------------------
                                                                           2002                    2001
                                                                      -----------           ------------
                                                                                 NIS thousands
                                                                      ----------------------------------
           Shares:
           Net asset value of the investments                          2,093,307            *2,898,292
                                                                      -----------           ------------

           Goodwill and original differences:
           Original amount, net                                          224,629              *350,919
           Accumulated amortization                                     (109,502)              (93,568)
                                                                      -----------           ------------

                                                                         115,127               257,351
                                                                      -----------           ------------

           Book value (1)                                              2,208,434             3,155,642
           Payments on account of shares (1)                              59,960                59,960
           Long-term loans and capital notes (2)                       1,445,147             1,555,556
           Non-current inter-company accounts (3)                          3,112                 2,209
                                                                      -----------           ------------

                                                                       3,716,653             4,773,367
                                                                      ===========           ============

     (1)  As follows:

          Cost of shares including accumulated
           earnings as at December 31, 1991                            2,071,733             2,071,733
          Changes from January 1, 1992:
          Cost of acquired shares                                      7,173,332             7,161,255
          Accumulated earnings, net                                   (4,531,108)           (3,311,639)
          Changes in capital reserves, net                               118,445              (286,071)
          Disposals                                                   (2,564,008)           (2,419,676)
                                                                      -----------           ------------
          Book value, including payments on
           account of shares (4)                                       2,268,394             3,215,602
                                                                      ===========           ============

     *    Reclassified


                                                         Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------------------------------

Note 8 - Investment in Investee Companies (cont'd)

     B.   Company balance sheet - investees (cont'd)

                                                                               December 31
                                                                  -----------------------------------
                                                                         2002                  2001
                                                                  ------------           -----------
                                                                              NIS thousands
                                                                  -----------------------------------
     (2)  Long-term loans and capital notes:
          Long-term loans (a)                                         122,874               163,384
          Capital notes - unlinked and not bearing
           interest (b)                                             1,404,226             1,425,273
                                                                  ------------           -----------

                                                                    1,527,100             1,588,657
          Less - current maturities of long-term loans                 81,953                33,101
                                                                  ------------           -----------

                                                                    1,445,147             1,555,556
                                                                  ============           ===========


     (a)  Long-term loans classified by linkage terms and interest rates:


                                              Interest rate
                                              at December 31        December 31        December 31
                                                        2002               2002               2001
                                              --------------          ---------        ---------
                                                           %                 NIS thousands
                                              --------------          ---------        ---------
          Linked to the Dollar                          3.73              5,921            5,879
          Linked to the CPI                         2.0-2.75             73,114           78,447
          Linked to the CPI                      No interest             43,839           79,058
                                                                      ---------        ---------
                                                                        122,874          163,384
                                                                      =========        =========

     (b) Capital notes are not presented at their present value, since their repayment date has not yet been fixed by the parties.

     (3)  Non-current inter-company
          accounts:

                                                                               December 31
                                                                  -----------------------------------
                                                                         2002                  2001
                                                                  ------------           -----------
                                                                              NIS thousands
                                                                  -----------------------------------
          Linked to the Dollar                                           142                    142
          Unlinked-bears interest at the rate of
           the increase in the CPI                                     2,970                  2,067
                                                                  ------------           -----------

                                                                       3,112                  2,209
                                                                  ============           ===========

                                                         Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------------------------------

Note 8 - Investment in Investee Companies (cont'd)

     B.   Company balance sheet - investees (cont'd)

                                                                               December 31
                                                                   ----------------------------------
                                                                         2002                  2001
                                                                   -----------           -----------
                                                                              NIS thousands
                                                                   ----------------------------------
     (4)  Including investments in
          marketable shares traded on
          the Tel Aviv Stock Exchange or
          abroad in NIS millions:

          Carrying value                                              1,363                   1,770
                                                                   ===========           ===========

          Market value as at balance date                               811                   1,462
                                                                   ===========           ===========




Note 9 - Other Investments and Receivables

     A.   Composition:

                                                           Consolidated                                  Company
                                                ---------------------------------           ----------------------------------
                                                            December 31                                 December 31
                                                ---------------------------------           ----------------------------------
                                                      2002                  2001                  2002                  2001
                                                -----------           -----------           -----------            -----------
                                                           NIS thousands                               NIS thousands
                                                ---------------------------------           ----------------------------------
   Deposits in banks and in
     financial institutions                         77,755               417,733                55,207               393,833
   Non-current trade receivables                    26,473                61,231                     -                      -
   Long-term loans receivable
     from others                                    51,482               280,810                     -               175,054
                                                -----------           -----------           -----------            -----------
                                                   155,710               759,774                55,207               568,887

    Marketable securities                            1,513                 3,184                     -                      -

    Venture capital investment                     289,745               336,326                     -                      -

    Indemnification receivable for fire
     damages                                       110,140                     -                     -                     -

    Non-marketable shares and
     payments on account                             1,746                26,674                 1,746                20,570

    Others                                          23,666                30,833                   153                   223
                                                -----------           -----------           -----------            -----------

                                                   582,520             1,156,791                57,106               589,680
                                                ===========           ===========           ===========            ===========

                                                                                 Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------------------------------------------------------

Note 9 - Other Investments and Receivables (cont'd)


     B. Classification by linkage terms and interest rates of deposits, non-current debts of customers and long-term loans from others:

          Consolidated:

                                                                               Average
                                                                     interest rates at                 December 31
                                                                           December 31       --------------------------------
                                                                                  2002            2002                  2001
                                                                     -----------------       ---------             ---------
                                                                                     %                   NIS thousands
                                                                     -----------------       --------------------------------
           Linked to the CPI                                                Mainly 5.7          62,041               405,175
           Linked to the foreign currency (mainly to the Dollar)              0 - 10.0          90,979               354,331
           Unlinked                                                           0 - 11.3           2,690                   268
                                                                                             ---------             ---------
                                                                                               155,710               759,774
                                                                                             =========             =========

           Company:

                                                                               Average
                                                                     interest rates at                 December 31
                                                                           December 31       --------------------------------
                                                                                  2002            2002                  2001
                                                                     -----------------       ---------             ---------
                                                                                     %                   NIS thousands
                                                                     -----------------       --------------------------------

           Linked to the CPI                                                       5.7          55,207               396,924
           Linked to the Dollar                                                                      -               171,963
                                                                                             ---------             ---------
                                                                                                55,207               568,887
                                                                                             =========             =========



     C. Repayment schedule of deposits, non-current customers balances and long-term loans from others, in the consolidated balance sheet:

                                                           Consolidated                           Company
                                                  ----------------------------         ----------------------------
                                                            December 31                           December 31
                                                  ----------------------------         ----------------------------
                                                      2002               2001              2002              2001
                                                  ---------        -----------         ---------         ----------
                                                          NIS thousands                         NIS thousands
                                                  ----------------------------         ----------------------------
           Amounts collectible in the:
           Second year                             101,149            669,274            55,207           559,387
           Third year                               19,702             43,046                 -             9,500
           Fourth year                               8,762             10,819                 -                 -
           Fifth year                                5,439             31,495                 -                 -
           Thereafter and without a
            specific maturity date                  20,658              5,140                 -                 -
                                                  ---------        -----------         ---------         ----------

                                                   155,710            759,774            55,207           568,887
                                                  =========        ===========         =========         =========

                                                                                Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
---------------------------------------------------------------------------------------------------------------------------------

Note 10 - Fixed Assets

     A.   Consolidated
                                                               Land          Buildings        Machinery,           Vehicles
                                                         (including                            equipment                and
                                                          leasehold                                  and          forklifts
                                                              land)                        installations



                                                    ----------------------------------------------------------------------------
                                                                                 NIS thousands
                                                    ----------------------------------------------------------------------------

           Cost as at January 1, 2002                      125,749          1,737,152         3,930,986             71,297

           Additions during the year                           973             28,758           194,866              9,009
           Adjustments resulting from
            foreign currency translation
            differences*                                       500              4,157            17,715                535
           Formerly consolidated
            subsidiaries, net                                  237              7,690                24              1,506
           Other changes during the
            year, net                                            -             (8,419)           (1,515)           (18,996)
                                                        -----------         -----------      ------------         ----------
           Balance as at December 31, 2002                 127,459          1,769,338         4,142,076             63,351
                                                        ===========         ===========      ============         ==========

           Accumulated depreciation as at
            January 1, 2002                                  1,188            596,985         2,147,771             32,445
           Additions during the year                            57             45,221           187,331              8,852
           Adjustments resulting from
            foreign currency translation
            differences*                                         5              1,748            10,898                238
           Formerly consolidated
            subsidiaries, net                                    -              2,037                14                763
           Other changes during the year, net                    -             (1,571)          (32,539)           (11,124)
                                                       -----------         -----------      ------------         ----------
           Balance as at December 31, 2002                   1,250            644,420         2,313,475             31,174
                                                       -----------         -----------      ------------         ----------
           Net book value as at
            December 31, 2002                              126,209          1,124,918         1,828,601             32,177
                                                       ===========         ===========      ============         ==========
           Net book value as at
            December 31, 2001                              124,561          1,140,167         1,783,215             38,852
                                                       ===========         ===========      ============         ==========

[table continued]

                                                              Office             Tools        Installations                Total
                                                           furniture               and                under
                                                                 and       instruments         construction
                                                           equipment                           and payments
                                                                                              on account of
                                                                                                acquisition
                                                                                                  of assets
                                                      ----------------------------------------------------------------------------
                                                                                 NIS thousands
                                                      ----------------------------------------------------------------------------

           Cost as at January 1, 2002                       185,165             4,316               15,616            6,070,281

           Additions during the year                         26,618                 -               19,569              279,793
           Adjustments resulting from
            foreign currency translation
            differences*                                      1,120                 -                  114               24,141
           Formerly consolidated
            subsidiaries, net                                 3,264                 -                    -               12,721
           Other changes during the
            year, net                                        (7,903)           (1,060)             (33,798)             (71,691)
                                                         -----------         -----------      ------------           ------------
           Balance as at December 31, 2002                  208,264             3,256                1,501            6,315,245
                                                         ===========         ===========      ============           ============

           Accumulated depreciation as at
            January 1, 2002                                 109,689                 -                    -            2,888,078
           Additions during the year                         19,589                 -                    -              261,050
           Adjustments resulting from
            foreign currency translation
            differences*                                        711                 -                    -               13,600
           Formerly consolidated
            subsidiaries, net                                 1,909                 -                    -                4,723
           Other changes during the year, net                (7,157)                -                    -              (52,391)
                                                         -----------         -----------      ------------           ------------
          Balance as at December 31, 2002                   124,741                 -                    -            3,115,060
                                                         -----------         -----------      ------------           ------------
           Net book value as at
            December 31, 2002                                83,523             3,256                1,501            3,200,185
                                                         ===========         ===========      ============           ============
           Net book value as at
            December 31, 2001                                75,476             4,316               15,616            3,182,203
                                                         ===========         ===========      ============           ============

          * See Note 2B(3)

                                 Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------


Note 10 - Fixed Assets (cont'd)

     A.   Consolidated (cont'd)

     (1) Some of the real estate properties have not yet been registered in the Land Registry Office in the name of the subsidiaries, in some cases because of the absence of formal parceling of the area.

          Leasehold rights are for a period of 49 years, ended in the year 2002 and thereafter. Certain leases provide an option for extension for another 49 years.

          The cost of leasehold real estate as at December 31, 2002, is approximately NIS 812 million, of which approximately NIS 456 million is under a capitalized lease.

     (2) After deduction of investment grants, net of depreciation, which have been received from the State of Israel by certain subsidiaries under the terms of the Law for the Encouragement of Capital Investments, 1959, amounting to NIS 199 million, adjusted, and NIS 203 million, adjusted, as at December 31, 2002 and 2001, respectively (see also Note 16A).

     (3) Includes capitalized interest amounting to NIS 93,278 thousand adjusted, and NIS 81,330 thousand adjusted to December 31, 2002 and 2001, respectively.

     (4)  As for amounts charged to cost of fixed assets, see Notes 23B and E.

     (5) Including fully depreciated assets amounting to NIS 1,033 million, adjusted to December 31, 2002.

     (6)  See Note 22 regarding liens.


                                                                    Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
----------------------------------------------------------------------------------------------------------------

Note 10 - Fixed Assets (cont'd)

     B.   Company

          Composition of the assets and accumulated depreciation, according to major groups, and changes therein during the current year, are as follows:


                                             Balance at           Changes during the year              Balance
                                              beginning         -----------------------------           at end
                                                of year          Additions         Disposals           of year
                                            -----------         ----------         ---------          ---------
                                                                       NIS thousands
                                            -----------------------------------------------------------------
           Cost:

           Offices and land *                  36,700                  -                -              36,700
           Vehicles                               563                  -              563                   -
           Office equipment                     6,495                110              240               6,365
                                            -----------         ----------         ---------          ---------
                                               43,758                110              803              43,065
                                            -----------         ----------         ---------          ---------

           Accumulated depreciation:

           Offices                              2,411              1,078                -               3,489
           Vehicles                               314                 56              370                   -
           Office equipment                     2,447                562              235               2,774
                                            -----------         ----------         ---------          ---------
                                                5,172              1,696              605               6,263
                                            -----------         ----------         ---------          ---------

           Net book value:

           Land and offices                    34,289                                                  33,211
           Vehicles                               249                                                       -
           Office equipment                     4,048                                                   3,591
                                            -----------         ----------         ---------          ---------

                                               38,586                                                  36,802
                                            ===========         ==========         =========          =========


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


                                                     Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------------------------

Note 11 - Other Assets, Net of Amortization

    A.   Consolidated balance sheet

                                                                            December 31
                                                                  -------------------------------
                                                                      2002                 2001
                                                                  ----------          -----------
                                                                           NIS thousands
                                                                  -------------------------------
     Intangible assets-goodwill:
     Original amounts                                               903,663              823,591
     Accumulated amortization                                       360,835              261,285
                                                                  ----------          -----------
                                                                    542,828              562,306
                                                                  ----------          -----------

     Licensing of products abroad:
     Original amounts                                               713,868              549,659
     Accumulated amortization                                       355,056              293,201
                                                                  ----------          -----------
                                                                    358,812              256,458
                                                                  ----------          -----------

     Intangible assets in the purchase of products:(1)
     Original amounts                                             1,346,791              495,600
     Accumulated amortization                                        48,567               21,252
                                                                  ----------          -----------
                                                                  1,298,224              474,348
                                                                  ----------          -----------

     Marketing rights and others:
     Original amounts                                               213,238              118,182
     Accumulated amortization                                        54,307               64,216
                                                                  ----------          -----------
                                                                    158,931               53,966
                                                                  ----------          -----------
     Deferred expenses:

     Debentures issuance costs:
     Original amount                                                 13,566               34,706
     Accumulated amortization                                         2,402               22,520
                                                                  ----------          -----------
                                                                     11,164               12,186
                                                                  ----------          -----------
     Deferred taxes receivable
      (see Note 16(F))                                               72,906              103,964
                                                                  ----------          -----------
                                                                  2,442,865            1,463,228
                                                                  ==========          ===========


(1) Including intellectual property rights, trade mark, technological know-how, etc.

B.   Company balance sheet

     The Company's deferred expenses relating to NIS 17,526 thousand of debentures, were fully depreciated in 2001.


                                                     Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------------------------


Note 12 - Credit from Banks and Others


      A.   Composition:

                                                         Consolidated                        Company
                                               ------------------------------     --------------------------------
                                                          December 31                       December 31
                                               ------------------------------     --------------------------------
                                                     2002              2001            2002                2001
                                               ------------------------------     ------------------------------------
                                                         NIS thousands                     NIS thousands
                                               ------------------------------     --------------------------------
       From banks                                1,330,091         1,281,362        197,554             343,403

       Current maturities of long-term
        loans and debentures                     1,029,894           565,097        603,410              66,379
                                                ----------         ---------      ---------            -----------

                                                 2,359,985         1,846,459        800,964             409,782
       See also Note 15A



      B. Classification by linkage terms and average interest rates:

                                                                                                     Consolidated
                                                                      Average            ----------------------------------
                                                             interest rates at                       December 31
                                                                   December 31           ----------------------------------
                                                                          2002                 2002                  2001
                                                         ---------------------           ------------          ------------
                                                                             %                      NIS thousands
                                                         ---------------------           ----------------------------------
         Linked to foreign currency (mainly to                    2.1 - 14.8
         the Dollar)                                        (mainly 2.1 -4.6)               997,072               969,490

         Unlinked                                                 2.1 - 11.4
                                                          (mainly 10.6 - 11.4)              333,019               311,872
                                                                                         ------------          ------------

                                                                                          1,330,091             1,281,362
                                                                                         ============          ===========


                                                                                                     Consolidated
                                                                      Average            ----------------------------------
                                                             interest rates at                       December 31
                                                                   December 31           ----------------------------------
                                                                          2002                 2002                  2001
                                                         ---------------------           ------------          ------------
                                                                             %                      NIS thousands
                                                         ---------------------           ----------------------------------

           Linked to the Dollar                                      2.7 - 3.2              179,532               305,800
           Unlinked                                                       10.2               18,022                37,603
                                                                                         ------------           -----------
                                                                                            197,554               343,403
                                                                                         ============           ===========

           C. See Note 22 regarding liens to secure credit.


                                                             Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
----------------------------------------------------------------------------------------------------------

Note 13 - Trade Payables

                                               Consolidated                            Company
                                      -------------------------------        -----------------------------
                                               December 31                           December 31
                                      -------------------------------        -----------------------------
                                           2002                 2001            2002                2001
                                      -------------------------------        -----------------------------
                                                NIS thousands                         NIS thousands
                                      -------------------------------        -----------------------------
      Open debts                       1,181,420           1,338,835           1,074                191
      Cheques and notes payable           24,494              25,481             208                  -
                                      ----------           ---------         -------             --------
                                       1,205,914           1,364,316           1,282                191
                                      ==========           =========         =======             =======



Note 14 - Other Payables

                                                     Consolidated                            Company
                                            -------------------------------        -----------------------------
                                                     December 31                           December 31
                                            -------------------------------        -----------------------------
                                                 2002                 2001              2002                2001
                                            ----------          -----------        ----------         ----------
                                                      NIS thousands                         NIS thousands
                                            -------------------------------        -----------------------------
  Employees and
   withholdings remittable                     138,156              138,451              22                  900
  Provision for vacation pay and
   vacation expense allowance                  112,043              110,601           2,951                1,471
  Expenses to be paid                          281,335              203,382          30,419               25,027
  Government agencies
   (including taxes)                           143,949             *153,090           1,568                2,815
  Provision for warranty and repairs            34,387               26,190               -                    -
  Payables for purchase of assets              225,036                  230               -                    -
  Severance pay payable and current
   portion of early retirement
   pensions (see Note 17)                      150,467              105,309             153                  239
  Reserve for internal insurance                15,389               18,738           7,871                9,177
  Dividend proposed to the minority                  -                5,801               -                    -
  Deferred income                               14,549               20,859               -                  325
  Liability in respect of securities
   that were sold short                         72,462               62,388               -                    -
  Others                                       233,472              283,713          36,578               26,600
                                            ----------          -----------        ----------         ----------
                                             1,421,245            1,128,752          79,562               66,554
                                            ==========          ===========        ==========         ==========

  Includes interested parties                                                           502                  940
                                                                                   ==========         ==========

       *   Reclassified

                                                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
----------------------------------------------------------------------------------------------------------------

Note 15 - Long Term Liabilities

    A.        Loans

                                               Consolidated                                 Company
                                      -------------------------------           -------------------------------
                                               December 31                                 December 31
                                      -------------------------------           -------------------------------
                                           2002                 2001                  2002                 2001
                                      -------------     -------------           -------------     -------------
                                      NIS thousands     NIS thousands           NIS thousands     NIS thousands
                                      -------------     -------------           -------------     -------------
1.   Loans from banks                   4,900,688           5,093,407             2,582,089           2,804,463
     Less - current maturities            989,595             488,045               470,416                   -
                                      -------------     -------------           -------------     -------------
                                        3,911,093           4,605,362             2,111,673           2,804,463
                                      -------------     -------------           -------------     -------------

2.   Loans from others:
     Shareholders in subsidiaries
      and in proportionately
      consolidated companies               39,200              30,895                     -                   -
     Investees                                  -                    -               93,801             117,420
     Receipts from
      time-sharing units                   35,282              35,615                     -                   -
     Deferred income                        4,239               9,890                     -                   -
     Others and long-term
      accrued expenses                     29,102              34,871                     -                   -
                                      -------------     -------------           -------------     -------------
                                          107,823             111,271                93,801             117,420
     Less - current maturities              1,106               1,251                93,801              27,245
                                      -------------     -------------           -------------     -------------
                                          106,717             110,020                     -              90,175
                                      -------------     -------------           -------------     -------------
     Total loans                        4,017,810           4,715,382             2,111,673           2,894,638
                                      =============     =============           =============     =============

3.   Classification by linkage terms and interest rates:

    The consolidated balance sheet:

                                                   Interest rate at                       December 31
                                                        December 31          ------------------------------------
                                                               2002                 2002                  2001
                                                   ------------------        --------------         -------------
                                                                  %                       NIS thousands
                                                   ------------------        ------------------------------------
    Linked to the foreign currency
      (mainly Dollar)                                    1.7 - 9.0
                                                 (mainly 1.7 - 3.5)            2,912,715             3,439,150

     Linked to the CPI                                   3.7 - 6.35
                                                (mainly 5.8 - 6.35)            2,045,155            *1,710,753

     Linked to the CPI                                  No interest               42,831               *43,159

     Unlinked                                              0 - 10.0                7,810                11,616
                                                                             --------------         -------------
                                                                               5,008,511             5,204,678
     Less - current maturities                                                   990,701               489,296
                                                                             --------------         -------------
                                                                                4,017,810             4,715,382
                                                                             ==============         =============
     *   Reclassified


                                                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
----------------------------------------------------------------------------------------------------------------

Note 15 - Long Term Liabilities (cont'd)

  A.   Loans (cont'd)

  The Company balance sheet:
                                      Interest rate at                    December 31
                                           December 31        --------------------------------
                                                  2002              2002                2001
                                      ----------------        ----------           -----------
                                                     %                   NIS thousands
                                      ----------------        --------------------------------
a.   From banks

       Linked to the CPI                   5.8 - 6.34          1,952,639           1,619,291

       Linked to the Dollar                 2.8 - 7.7
                                         (mainly 3.3)            629,450           1,185,172
                                                               ---------           ---------

                                                               2,582,089           2,804,463
       Less - current maturities                                 470,416                   -
                                                              ---------           ---------

                                                               2,111,673           2,804,463
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

        In June 2002 an agreement was signed with Bank Leumi le'Israel B.M., whereby a long-term loan of 120 million dollars was re-extended to the Company for 4.5 years.

        Based on the terms of the agreements signed with the banks, Koor committed, among other things, to maintain minimum shareholders' equity, and to repay part of the outstanding debt from proceeds of divested assets, should they be divested. As at the balance sheet date, Koor fulfills all its commitments to the banks.

                                    Interest rate at                  December 31
                                         December 31        ------------------------------
                                                2002              2002              2001
                                    ----------------        ----------         -----------
                                                   %                   NIS thousands
                                    ----------------        ------------------------------
     b. From investees:

        Linked to the CPI                   4.0                 93,801            117,420
        Less - current maturities                               93,801             27,245
                                                             ----------         ----------
                                                                     -             90,175
                                                             ==========         ==========

                                                                       Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------------------------------------------------

Note 15 - Long Term Liabilities (cont'd)


  B.    Debentures
                                                      Consolidated                                  Company
                                         -----------------------------------         -----------------------------------
                                                       December 31                                 December 31
                                         -----------------------------------         -----------------------------------
                                                  2002                  2001                  2002                  2001
                                         -------------        --------------         -------------         -------------
                                         NIS thousands         NIS thousands         NIS thousands         NIS thousands
                                         -------------        --------------         -------------         -------------
        Debentures (1):                              -                36,666                     -                      -
        Less - current maturities                    -                36,666                     -                      -
                                         -------------        --------------         -------------         -------------
                                                     -                      -                    -                      -
                                         =============        ==============         =============         =============

        Debentures convertible
         in shares of Series F issued
         by Koor (2):                           39,193                78,256                39,193                78,256

        Debentures convertible
          into shares of investee
           companies (3):
          Issued by subsidiaries               405,141               275,114                     -                      -
                                         -------------        --------------         -------------         -------------

                                               444,334               353,370                39,193                78,256
        Less - current maturities               39,193                39,134                39,193                39,134
                                         -------------        --------------         -------------         -------------

                                               405,141               314,236                     -                39,122
                                         =============        ==============         =============         =============


   (1) Debentures of Series 7 issued by Koor Issuers Ltd. (consolidated company) bear interest of 4.5% and are linked to the CPI, both as to principal and interest. The debentures were payable until 2002. As at the balance sheet date, all the debentures were paid.

   (2)  Debentures convertible into shares in Koor:

   (a) NIS 23,435 thousand par value of debentures (Series F), traded on the Tel-Aviv Stock Exchange, are linked to the CPI of April 1994 and bear interest at an annual rate of 2.75%. The debentures are redeemable, if not previously converted into shares, in the year 2003. The debentures are convertible into registered ordinary shares of Koor of a par value of NIS 0.001 at the conversion rate of NIS 330 par value of debentures for one ordinary share.

        In the current period debentures of a par value of NIS 23,435 thousand (Series F) were converted into shares. As at December 31, 2002 it is not probable that the debentures will be converted.

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

   3. Debentures convertible into shares of investee companies that were issued by the Company and subsidiaries

                                                                                                 Consolidated
                                                                             --------------------------------
                                              Interest rate as                                    December 31
                                                at December 31               --------------------------------
                                                          2002                        2002               2001
                                              ----------------               -------------      -------------
                                                             %    Maturity   NIS thousands      NIS thousands
                                              ----------------    --------   -------------      -------------
        Linkage bases and interest rates:

        Linked to the Dollar (a)                          2.5        2007        405,141            275,114
                                                                             =============      =============


   (a) In November 2001 M-A Industries issued, under a prospectus, convertible debentures and options for a net consideration of approximately NIS 281 million. M-A Industries recorded the options at their fair value in accordance with the Black & Scholes option pricing model (about NIS 19 million). The balance of the proceeds
        (approximately NIS 262 million) was allocated to the fair value of the convertible debentures.

        M-A Industries issued NIS 270,000 thousand par value of debentures (Series A) listed on the Tel Aviv Stock Exchange, bearing interest at 2.5% p.a. and linked (principal and interest) to the representative exchange rate of the Dollar. The debentures are repayable in one payment in November 2007 if not converted before then into shares. The debentures are convertible into ordinary shares of NIS 1 par value each of M-A Industries at the rate of NIS 10.58 (following distribution of a dividend) par value of debentures per one ordinary share.

        In January 2002 M-A Industries issued NIS 133,980 thousand par value of debentures (Series A) in a private placement. The terms of the debentures are the same as the terms of the debentures (Series A) issued by M-A Industries as above.

        In June 2002 a consolidated company of M-A Industries purchased approximately NIS 16,684 thousand par value of debentures (Series A) in consideration of approximately 3.2 million dollars. The debentures are secured by a symbolic fixed senior lien on a deposit of NIS 1 in favor of the trustee for the debenture-holders. As at the balance sheet date, the debentures are not expected to be converted.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 15 - Long Term Liabilities (cont'd)

   C. Liabilities (net of current maturities) that will mature in the following years subsequent to balance sheet date are as follows:

   1.    Consolidated

                                Loans from banks           Loans from others              Debentures                  Total
                           -------------------------   ------------------------   -----------------------     ----------------------
                                  December 31                  December 31               December 31             December 31
                           -------------------------   ------------------------   -----------------------     ----------------------
                                 2002          2001          2002          2001         2002         2001          2002         2001
                           ----------     ----------    ----------    ---------   ----------   ----------     ---------    ---------
                                               NIS thousands                                        NIS thousands
                           ----------------------------------------------------   --------------------------------------------------
        Second year           916,758     1,535,076        25,087       22,693             -       39,122       941,845    1,596,891
        Third year            388,310       832,245         7,012       11,114             -            -       395,322      843,359
        Fourth year         2,034,024       323,917         4,981        5,303             -            -     2,039,005      329,220
        Fifth year            274,750     1,547,971         4,404       18,507       405,141            -       684,295    1,566,478
        Sixth year             90,703       123,819         4,300        4,427             -      275,114        95,003      403,360
        Subsequent years      206,548       242,334        60,933       47,976             -            -       267,481      290,310
                           ----------    ----------    ----------    ----------   ----------   ----------    ----------    ---------
                            3,911,093     4,605,362       106,717      110,020       405,141      314,236     4,422,951    5,029,618
                           ==========    ==========    ==========    ==========   ==========   ==========    ==========    =========



    2.   The Company
                                Loans from banks         Loans from investees     Convertible debentures               Total
                            ------------------------   ------------------------   -----------------------    -----------------------
                                    December 31               December 31             December 31                 December 31
                            ------------------------   ------------------------   -----------------------    -----------------------
                                 2002           2001         2002         2001        2002         2001           2002         2001
                            ---------      ---------   ----------     ---------   --------     ----------    ---------      --------
                                                  NIS thousands                                    NIS thousands
                            ---------------------------------------------------   --------------------------------------------------
         Second year          362,733      1,015,041            -       90,175            -       39,122       362,733     1,144,338
         Third year                 -        362,082            -            -            -            -             -       362,082
         Fourth year        1,739,400              -            -            -            -            -     1,739,400             -
         Fifth year                 -      1,417,869            -            -            -            -             -     1,417,869
         Sixth year             9,540              -            -            -            -            -         9,540             -
         Subsequent years           -          9,471            -            -            -            -             -         9,471
                            ---------      ----------   ----------    ----------  ----------    ---------    ---------     ---------
                            2,111,673      2,804,463            -       90,175            -       39,122     2,111,673     2,933,760
                            =========      ==========   ==========    ==========  ==========    =========    =========     =========



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

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 16 - Taxes on Income (cont'd)

     E. Losses for tax purposes carried forward to future years and tax assessments:

     1. The consolidated balance of net operating and capital tax loss carryforwards to next years amounted to approximately NIS 2,677 million as at balance sheet date, out of which NIS 1,022 million relates to Koor. Carryforward tax losses are linked to the CPI.

     2.    The Company has received final assessments until 1998 tax year.

     F.    Deferred taxes:

     1. Deferred taxes are presented in the consolidated balance sheet as follows:

                                                                               December 31
                                                                   ----------------------------------
                                                                         2002                  2001
                                                                   -----------           -----------
                                                                              NIS thousands
                                                                   ----------------------------------
           Within current assets in respect of:
           Provision for vacation pay and severance benefits           (23,926)              (37,267)
           Operating loss and capital loss carried forwards            (17,143)              (34,134)
           Inventory, net of customer advances                           9,879                 4,392
           Timing differences in respect of recognition of
             income and expenses                                       (43,291)              (44,998)
                                                                     ----------            ----------
           Total in current assets                                     (74,481)             (112,007)
                                                                     ==========            ==========

           Within long-term liabilities in respect of:
           Depreciation                                                376,450               329,670
           Operating loss and capital loss carried forwards           (142,157)             (169,512)
           Liability in respect of employee severance benefits         (39,336)              (46,055)
           Other                                                         7,451                16,926
                                                                     ----------            ----------
                                                                       202,408               131,029
           Balance not expected to be realized (1)                      10,061                65,758
                                                                     ----------            ----------
           Total in long-term liabilities                              212,469               196,787
                                                                     ==========            ==========

           Within long-term assets in respect of:
           Depreciation                                                 41,974                32,011
           Operating loss and capital loss carried forwards           (780,319)             (486,123)
           Liability in respect of employee severance benefits         (80,285)              (19,009)
           Other                                                        (4,996)                 (920)
                                                                     ----------            ----------
           Total in long-term assets                                  (823,626)             (474,041)
           Balance not expected to be realized (1)                     750,720               370,077
                                                                     ----------            ----------
           Total in other long-term assets                             (72,906)             (103,964)
                                                                     ==========            ==========

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

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 16 - Taxes on Income (cont'd)

     F.    Deferred taxes (cont'd):

     2. Balances and movement of deferred taxes in the consolidated balance sheet:

                               Depreciable    Inventories      Provisions         Losses and            Timing         Total
                                     fixed         net of             for         deductions    differences in
                                    assets       customer        employee            carried        respect of
                                                 advances          rights            forward       recognition
                                                                                                     of income
                                                                                                           and
                                                                                                      expenses
                              --------------------------------------------------------------------------------------------------
                                                                   NIS thousands
                              --------------------------------------------------------------------------------------------------
           Balance as at
            January 1, 2001       336,450          4,595        (174,335)          (129,010)          (27,635)        10,065
           Translation
            differences in
            subsidiaries           18,084            208          (4,672)            (3,422)           (1,481)         8,717
           Amounts charged
            to statement of
            operations             83,350          6,585          65,737           (181,756)          (11,861)       (37,945)
           Other changes,
            net*                  (76,203)        (6,996)         10,939             60,254            11,985            (21)
                              --------------------------------------------------------------------------------------------------

           Balance as at
            December 31,
            2001                  361,681          4,392        (102,331)          (253,934)          (28,992)       (19,184)
           Translation
            differences in
            subsidiaries            2,396             49            (447)              (143)             (947)           908
           Amounts charged
            to statement of
            operations             48,372          4,958         (40,769)            76,041            (6,778)        81,824
           Other changes,
            net*                    5,975            480               -               (802)           (4,119)         1,534
                              --------------------------------------------------------------------------------------------------
           Balance as at
            December 31,
            2002                  418,424          9,879        (143,547)          (178,838)          (40,836)        65,082
                              ==================================================================================================

           * Mainly subsidiaries that were sold/acquired, net.

           Deferred taxes were computed at tax rates of 25% - 36%.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 16 - Taxes on Income (cont'd)

     G.    Taxes on income included in consolidated statements of operations:

           1.  Composition:

                                                                            Year ended December 31
                                                          ----------------------------------------------------
                                                                 2002                  2001            2000
                                                          ----------------------------------------------------
                                                                                 NIS thousands
                                                          ----------------------------------------------------
               Earnings (losses) before income tax:
               In Israel                                    (459,858)             (710,685)         442,682
               Abroad                                        156,289                   640          126,538
                                                          ----------------------------------------------------
                                                            (303,569)             (710,045)         569,220
                                                          ====================================================

               For the current year:

               Current taxes:
               In Israel                                      68,741                67,981          164,115
               Abroad                                         17,726                11,462            3,587

               Deferred taxes:
               In Israel                                      19,306                (3,314)         (10,095)
               Abroad                                         62,518               (34,632)           8,249

               In respect of previous years:
               In Israel                                      (8,530)               (6,252)           1,237
               Abroad                                            237                 4,331           (2,427)
                                                          ----------------------------------------------------
                                                              159,998                39,576          164,666
                                                          ====================================================

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 16 - Taxes on Income (cont'd)

     G. Taxes on income included in the consolidated statements of operations (cont'd):

     2. Below is the adjustment between the theoretical tax amount which would have been applicable if all the income of Koor Group and the consolidated companies were taxable at 36%, and the tax amount charged in the statement of income.

                                                                                   Year ended December 31
                                                               ----------------------------------------------------
                                                                      2002                  2001              2000
                                                               ----------------------------------------------------
                                                                                NIS thousands
                                                               ----------------------------------------------------
           Earnings (losses) before taxes on income, as
            reported in the statement of operations              (303,569)             (710,045)          569,220
                                                               ====================================================

           Statutory tax rate                                          36%                  36%               36%
                                                               ====================================================

           Theoretical tax expenses in respect of these
            earnings (losses)                                    (109,285)             (255,616)          204,919
           Increase (decrease) in taxes resulting from
            the following factors - the tax effect:
           Tax benefits under various encouragement
            laws                                                  (59,584)              (43,409)          (43,513)
           Non-deductible expenses for tax
            purposes (including depreciation)                     157,800                60,667            33,060
           Losses for which deferred taxes were not
            recorded                                              198,499               168,800            86,729
           Capital gains (losses) from sale of
            investments and assets, net                               (93)               44,466           (85,189)
           Provisions for anticipated losses from the
            sale of assets, net                                    44,539                86,889                  -
           Tax loss carried forwards from prior years
            for which deferred taxes were not created
            and which were utilized during
            the current year                                      (61,287)               (1,501)           (9,328)
           Effect of the Inflationary Adjustments Law
            in respect of companies whose functional
            currency is the Dollar                                 24,495                29,874              (775)
           Taxes in respect of prior years                         (8,293)               (1,921)           (1,190)
           Effect of foreign subsidiaries                         (29,416)              (47,990)          (21,181)
           Others                                                   2,623                  (683)            1,134
                                                               ----------------------------------------------------
           Total taxes on income                                  159,998                39,576           164,666
                                                               ====================================================

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


     B.    Early retirement pension:

           Under agreements with certain employees who retired from service, Koor Group companies have undertaken to make pension payments until they reach retirement age. The entire liability for such pensions is included in the accounts on the basis of the present value of future pension payments, computed at a monthly discount rate of 0.3%-0.4% per month (3.6% - 5% per annum).


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

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 17 - Liabilities for Employee Severance Benefits, Net (cont'd)

     D. Liabilities for severance benefits, which are presented in the balance sheet, and the amount funded in severance pay funds, are as follows:

                                                       Consolidated                               Company
                                               -----------------------------------------------------------------------
                                                        December 31                              December 31
                                               -----------------------------------------------------------------------
                                                  2002                  2001               2002                2001
                                               -----------------------------------------------------------------------
                                                            NIS thousands                            NIS thousands
                                               -----------------------------------------------------------------------
      Severance pay and retirement grants       321,663              *319,053              9,843              4,199

      Amount accrued for early
       retirement                               157,134               117,959                655                773

      Amount accrued in respect of
       unutilized sick leave                     11,403                 9,449                323                279
                                               -----------------------------------------------------------------------

                                                490,200               446,461             10,821              5,251

      Less - amount funded (1)                  228,972              *242,360              2,278              2,459
                                               -----------------------------------------------------------------------
                                                261,228               204,101              8,543              2,792
                                               =======================================================================

     (1) The amounts funded can be withdrawn, subject to the fulfillment of the provisions of the Severance Pay Law.

           *  Reclassified


Note 18 - Contingent Liabilities and Commitments

     A.    Contingent liabilities

     1.    Commissioner of Restrictive Trade Practices

           During October 1997, proximate to the date of the publication of a newspaper article containing details about alleged violations of the Law for Restrictive Trade Practices, 1988 (hereinafter - "the Law") regarding price-fixing and absence of competition between Tadiran Ltd. (wholly controlled subsidiaries of Koor - "Tadiran") and Tadiran Telecommunications Ltd. (formerly a Koor subsidiary) (hereinafter: "TTL") and between Telrad Networks Ltd. (wholly controlled subsidiaries of Koor-"Telrad"), the Commissioner of Restrictive Trade Practices (hereinafter - "the Commissioner") conducted an investigation at the offices of Tadiran, TTL, Telrad and the Company, during which certain documents were confiscated, certain employees were questioned and additional information was submitted as requested.

           On December 13, 1998, the Commissioner issued a press release, in which he announced that the Investigations Department of the Restrictive Trade Practices Authority (hereinafter - "the Authority") had concluded the investigation regarding suspicions about restrictive arrangements between the Company, Tadiran, TTL, Telrad, Bezeq and BezeqCall, in the field of the supply of switchboards for the commercial market in the field of Network Termination Point.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 18 - Contingent Liabilities and Commitments (cont'd)

     A.    Contingent liabilities (cont'd)

     1.    Commissioner of Restrictive Trade Practices (cont'd)

           On March 4, 2002, Tadiran and Telrad received notice from the Authority that it is considering the possibility of bringing each of them to trial for offences against the Law, in the matter of the actions each of them allegedly took, according to the Authority, on various subjects related to the supply of switchboards for the commercial market in the years 1993 to 1997. The Authority's notice states that the allegations against Telrad and Tadiran in the field of Network Termination Point are still being reviewed by the commissioner.

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

           See the following Note 18A5(a) for information on the indemnification Tadiran gave ECI.

     2. The agreement with Elta includes an undertaking by Koor to indemnify Elta for damages, as defined in the agreement, which it incurs as a result of violation of representations made to Elta in the agreement. The main points of the undertaking to indemnify are these:

           (a) Damages exceeding 2 million dollars, incurred as a result of the violation of most of the representations, as well as any damages incurred as a result of violation of the representation concerning the propriety of the provisions in the financial statements of Elisra for the year 2001 in respect of commitments to employees; provided that the demand for payment of the indemnity is submitted by Elta not later than 30 days after the date of presentation of Elisra's financial statements for 2003.

           (b) Any amount of damages incurred as a result of violation of the representation concerning the rights to Elisra Group's insurance indemnity to which it is entitled relating to the fire that occurred at the Group's plants. Elta's right to demand payment of the indemnity in this matter carries no time limit.

           (c) Any amount of damages incurred as a result of tax payments in respect of the tax years up to the end of 2001 which Elisra undertook to make, and which are at least 4 million dollars higher than all the provisions for taxes included in Elisra's financial statements for 2001; provided that the demand for payment of indemnity is submitted by Elta, in relation to each of the tax years up to 2001, not later than 30 days after the date on which the self-assessment in respect of that tax year becomes final.

     3. According to the terms of the agreement with the banks, Koor undertook, among other things, to maintain a minimum shareholders equity, and to partially repay the current debt by way of future divestitures of specific assets, in the event that the assets are sold. As at balance sheet date, Koor is complying with these conditions.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 18 - Contingent Liabilities and Commitments (cont'd)

     A.    Contingent liabilities (cont'd)

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

                On January 31, 1996, a ruling was handed down by the Tel Aviv District Labor Court, which completely rejected the claims of the Engineers Union. The Engineers Union appealed to the Labor Court, which stated that the Koor agreement is a collective agreement governing the relations between the company, the union and the employees of Telrad. An appeal was filed in the Supreme Court by Telrad.

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

                As at the balance sheet date, Telrad was not in compliance with some of those stipulations. Telrad reached agreement in principle with the banks, whereby loans were repaid, short-term credit was converted to long-term loans, and the balance of the debt was rescheduled.

                A written agreement has not yet been drafted, but its principles are reflected in the financial statements as at December 31, 2002.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 18 - Contingent Liabilities and Commitments (cont'd)

     A.    Contingent liabilities (cont'd)

           D. In November 2001 a claim against Telrad, a consolidated company and the CEO of Telrad was filed by a former employee of the consolidated company. The amount of the claim is NIS 10 million for fee purposes alone. In the opinion of Telrad's management and its legal advisers, there are good chances that the claim will be rejected and therefore, no provision is made in the financial statements.

     5.    Tadiran and its investees companies

           A. In the merger agreement of 1999 between ECI and Tadiran Communications Ltd., Tadiran undertook to indemnify ECI for any loss ECI might sustain as a result of the matters under investigation by the Restraint of Trade authority.

                This indemnity shall remain valid for a period of seven years from the date of the merger and shall be extendible for an additional period as long as these matters are under investigation by the Commissioner.

           B. Employees of a plant of Tadiran, which closed during 1990, filed actions against the company, alleging that they sustained injuries or that certain work-related illnesses had been caused by exposure to certain substances during their employment. Tadiran has insurance policies which, relying on legal opinion, cover possible damages as a result of these claims, and consequently, no provisions have been made in respect of those claims. Tadiran recorded provisions in respect of possible damages which had been covered by an insurance company currently in the process of liquidation.

           C. In October 1999, Bezeq, The Israel Telecommunication Corp. Ltd. (hereinafter - "Bezeq") lodged a claim against Tadiran Ltd. whose main cause is various losses incurred to Bezeq due to delays in the performance of works which were ordered under development and application contracts originally signed between Bezeq and TTL, in the amount of approximately 8.6 million dollars (hereinafter - "main claim"). Alternatively, Bezeq is suing for the balance of arrearage penalties to which it alleges it is entitled pursuant to those contracts, and which were not paid in full, in the amount of approximately
                1.7 million dollars (hereinafter - "alternative claim").

                In an arbitration judgment given on February 17, 2000, all Bezeq's arguments regarding Tadiran's liability for the Principal Claim were dismissed. The arbitration judgment determines that pursuant to the engagement contracts between the parties, Bezeq is entitled to compensation within the framework of arrearage penalties only. The negotiations between the parties for a settlement were unsuccessful, and the matter has been returned to the arbitrator for his decision. In the opinion of management of Tadiran, based on the opinions of its legal counsel, the company will not bear additional substantial expenses over and above the allocations contained in the financial statements.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 18 - Contingent Liabilities and Commitments (cont'd)

     A.    Contingent liabilities (cont'd)

     6.    M-A Industries and its overseas investee companies

           a.  Quality of the environment

               The activities of M-A Industries are exposed to the risk of harming to the environment, since the group manufactures, stores and sells chemicals. M-A Industries invest significant amounts in order to comply with the provisions of the laws and of the environmental regulations, and in the opinion of the management it does comply therewith. According to the Insurance experts M-A Industries' insurance policies provide coverage in the event of a sudden unexpected crisis of environmental pollution in Israel and worldwide, subject to the relevant terms of the policy. As at balance sheet date, M-A Industries do not have insurance coverage for continuous environmental pollution.

               Such insurance is difficult to obtain, and even where it can be obtained, the company believes that the terms of the insurance, including the sum insured, do not at present justify taking out such insurance.

               One of M-A Industries' plants is located in Ramat Hovav, along with other chemical plants, since the Government decided that the geological layers in that particular area are completely impermeable to seepage or pollution. The Ministry of the Environment conducted tests, which determined that there is data indicating subterranean pollution in Ramat Hovav. The examiners recommended that steps be taken to prevent the continuation of leakages from active and inactive plants, which are liable to constitute a source of pollution of the water table in the area. In 1998 an agreement was signed between the Ramat Hovav Council and the plants for university institutions, for financing research which would provide a basis for recommendations as to the action to be taken to halt any further pollution. After the balance sheet date, the results of that research were submitted to M-A Industries. As at the date of signing the financial statements M-A Industries management is unable to assess impact of the report and accordingly, no provision has been included in the financial statements in respect thereto.

            b. A claim was filed against a subsidiary in Brazil, alleging that the subsidiary copied a certain process, which is a protected trade secret that is owned by the claimant. Accordingly, the subsidiary is being sued to indemnify the claimant for unfair competition, in the amount of approximately 9 million dollars (based on a calculation involving the amount of materials used). In addition, the claimant requested that a fine of 25 dollars per day be levied against the subsidiary in respect of the unlawful exploitation of trade secrets. Based on the opinion of its legal counsel, the subsidiary's management estimates that the claim has no validity and therefore, no provision has been included in the financial statements in respect thereto.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 18 - Contingent Liabilities and Commitments (cont'd)

     A.   Contingent liabilities (cont'd)

          c. A claim was filed against a subsidiary in Brazil and others, in the aggregate amount of approximately 24 million dollars, by a group that acquired the rights of two banks that had declared bankruptcy. The subsidiary is requested to repay a loan of 1 million dollars out of the aforementioned amount, which the claimants maintain had been granted directly to the subsidiary. With respect to the balance of the claim, the subsidiary has been sued as the guarantor of debts of agricultural cooperatives, which were its former shareholders. Based on the opinion of its legal counsel, the subsidiary's management estimates that there is a reasonable likelihood that its defense against the claim will be accepted and, therefore, no provision has been included in the financial statements in respect thereto.

          d. Administrative proceedings, civil actions and other fiscal demands have been filed against a subsidiary of M-A Industries, in an approximately amount of 18 million dollar. Based on the opinion of its legal counsel, the subsidiary's management estimates that the chances of the consolidated company's success in the proceedings and its defense against the above claims and demands are high. The consolidated company believes that the provisions recorded in its financial statements are adequate to cover any possible damage which may result from these claims.

          e. M-A Industries and one of its consolidated companies undertook towards banks to maintain certain financial criteria, mainly as to the liabilities to capital ratio, liquidity and profitability ratios. As at the balance sheet date, M-A Industries and the consolidated company are complying with these conditions.

          f. On the matter of contractual transactions in securitization transactions, see Note 3C(1).

     7. Elisra and one of its consolidated companies undertook towards the banks, to maintain financial criteria relating to shareholders' equity, equity to assets ratio and current and profitability ratio.

          As at December 31, 2002, Elisra did not meet one of the financial ratios included in the financial covenants. The banks have agreed to postpone the date by which the Company will have to meet the above mentioned ratio until September 30, 2003. Elisra's management is of the opinion that the Company will meet the above deadline.

     8. A number of claims have been filed against certain other companies concerning various matters derive from the normal course of business, including deliberation with tax, customs and VAT authorities, which are in various legal proceedings. The managements of these companies believe, based on the opinions of their legal counsels that adequate provisions of those claims have been made in their financial statements, in light of the circumstances.

     9.   On fulfillment of conditions relating to an investment grant - see
          Note 10A(2).

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 18 - Contingent Liabilities and Commitments (cont'd)

     A.   Contingent liabilities (cont'd)

     10. The business activities of the Koor Group are characterized primarily by advanced technologies. The accelerated pace of technological development and innovation, in the fields in which the group operates, require the investment of substantial financial resources in research and development, in order to assure the Group's position in its operating segments and in its constant competition with both Israeli and worldwide entities. Consequently, the Group may be exposed to the loss of its position in certain segments, as well as to substantial research and development costs, which, in turn, may have an adverse effect on the Group's operating results.

     11.  On a class action filed against ECI, see Note 3A6.

     12. On the indemnity granted to Claridge and Poalim Capital Markets & Investments Ltd. as advisers - see Note 25C2.

     13. The Company undertook to indemnify the appraiser who conducted an evaluation for ECI, against any expense or financial loss, if any, which it incurs due to any claim filed against it by any third party, the cause of which is the valuation. See Note 3A11.

     B.   Commitments

     1. Some companies in the Group have research and development contracts with the Government of Israel. Under these contracts, the companies are required to pay royalties to the Government of Israel if they generate income from such research (in rates of 2% - 5% of proceeds of sales resulting from the research and development), in amounts not exceeding 100% - 150% of the linked amounts of the grants received by the companies as participation in the research and development projects.

          Royalties paid to the Government of Israel in respect of the aforementioned research and development contracts, are as follows:

          In the year ended December 31, 2002 - NIS 25,136 thousand. In the year ended December 31, 2001 - NIS 27,543 thousand. In the year ended December 31, 2000 - NIS 39,117 thousand.

          Negotiations have been under way between a subsidiary and the Government of Israel (the Office of the Chief Scientist - "OCS") to re-examine the royalties paid to the OCS during a period exceeding seven years. The management of the subsidiary estimates that the proceeding will have no material effect, and accordingly, no provision was made in the financial statements.

      2. Certain subsidiaries are required to pay royalties at the rate of 3% per year in respect of the increase in export sales, up to the amount financed by the Fund for the Encouragement of Marketing Abroad. Such amounts are linked to the exchange rate of the dollar.

      3. Commitments for the purchase of fixed assets: December 31, 2002 - NIS 23 million; December 31, 2001 - NIS 38 million.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 18 - Contingent Liabilities and Commitments (cont'd)

     B.   Commitments (cont'd)

     4. Certain companies in the Group lease and rent industrial and office premises under long-term contracts. The lease contracts are non-cancelable and in most cases include renewal options. The expenses of these companies were NIS 61 million in 2002, NIS 48 million in 2001, and NIS 34 million in 2000.

          Future minimum payments under the non-cancelable operating leases and rent payment, for the years subsequent to balance sheet date, are as follows:

                                                                December 31
                                                                       2002
                                                            ---------------
                                                            (NIS thousands)
                                                            ---------------



          First year                                                53,995
          Second year                                               57,468
          Third year                                                52,582
          Fourth year                                               39,293
          Fifth year and thereafter                                 63,001
                                                           ---------------
                                                                   266,339
                                                           ===============

     5. Koor Corporate Venture Capital's commitment for additional investments in venture capital funds, and in start-up companies as at the balance sheet date is 36 million dollars. According to the agreement of intent to sell several VC Funds (see Note 3H3), Koor CVC's commitment for additional investment will be reduced to 14 million dollars.

     6. During 2002, consolidated companies of M-A Industries signed long-term supply contracts with international companies for 17.3 million dollars per year for a period of five years.


Note 19 - Convertible Securities of Investee Companies

           Option warrants to employees:

           Certain investees issued options to their employees until 2001 inclusive. Employee entitlement to such options is being determined over a number of years from their date of issue, subject to continued employment. The exercise term of the options varies according to the terms of the different plans.

           The exercise price was, in most cases, identical to the market price of the shares of subsidiary companies on the issuance date of the option warrants.

           At each reporting period, Koor reviews the probability that the Options will be exercised. If a loss, as a result of dilution, following the option exercise, is expected, the Company records the loss.

           Convertible debentures

           See Note 15B(3).

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 20 - Share Capital and Stock Options

     A.   Share capital is composed as follows:

                                                         December 31, 2002                       December 31, 2001
                                                  ------------------------------     ---------------------------------
                                                   Authorized        Issued and        Authorized          Issued and
                                                                     outstanding                          outstanding
                                                  ------------     -------------     ------------        -------------
          Number of shares:
           Ordinary shares of a par value
            of NIS 0.001 (1) (3)                   84,557,334        16,506,982        84,557,334          16,502,489
                                                  ===========      ============      ============        =============
           Deferred shares of a par value
            of NIS 0.001  (2) (3)                  15,167,666        14,531,956        15,167,666        14,531,956
                                                  ===========      ============      ============        =============

           Amount in nominal NIS:
           Ordinary shares of a par value
            of NIS 0.001                               84,557            16,507            84,557            16,502
                                                  ===========      ============      ============        =============
           Deferred shares of a par value
            of NIS 0.001                               15,168            14,532            15,168            14,532
                                                  ===========      ============      ============        =============


     (1) These shares are listed on the Tel Aviv Stock Exchange (TASE). On December 31, 2002 the share price on the TASE was NIS 48.60.

          The ADS, each of which represents 0.2 ordinary shares of a par value of NIS 0.001 (hereinafter - Ordinary Shares), are traded in New York Stock Exchange (NYSE). The ADS price on the NYSE on December 31, 2002 was 2.1 dollars.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 20 - Share Capital and Stock Options (cont'd)

     A.   Share capital is composed as follows: (cont'd)

     (2) The holders of the deferred shares are entitled to recovery of paid up capital upon liquidation in its nominal amount, after payment of the nominal amount to the holders of the Ordinary Shares. The holders of the deferred shares do not have voting rights, and they are not entitled to participate in distribution of a dividend of any kind.

     (3) On the balance sheet date, subsidiaries hold 15,799 Ordinary Shares and 12,950,864 deferred shares. The amount present from the shareholders' equity as at the balance sheet date is NIS 277,692 thousand, adjusted.

     (4) A consolidated subsidiary of Koor - Koor Trusts (1995) Ltd. (voluntary liquidation) - holds 624,577 Ordinary Shares of Koor which were issued to it as part of the implementation of the 1995 and 1997 options plan of the Company. These shares are held by the subsidiary only for the purpose of granting them to the Company's employees, subject to receipt of the requisite approvals. Until their grant, the subsidiary undertook that it would not have, in respect of those shares, a right to participate or vote in the general meeting of the shareholders of the Company, or a right to receive a dividend in respect of those shares. If the shares are not used for granting to Company employees as aforesaid until a reasonable time after November 2002, the Company undertook to make the shares deferred shares. Deferral of the shares will be discussed by the next General Meeting of the Shareholders of Company.


     B.   Buy-back of Company shares

          On December 31, 2001 the Company purchased 154,637 ordinary shares, of the Company, from a subsidiary at the market price. The transaction was handled according to the Securities Regulations (Percentage of Transactions Between a Corporation and its Controlling Shareholders in Financial Statement), 1996.

          On April 7, 2000 the Board of Directors of Koor resolved to approve a framework of 50 million dollars for buying back ordinary shares of Koor. In the framework, which has been fully utilized in year 2000, 538,592 ordinary shares were purchased (approximately 3.4% of the ordinary share capital), at a cost of approximately NIS 219 million. This amount is deducted from the shareholders' equity of the Company.

          The Company holds a total of 693,229 of its shares.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 20 - Share Capital and Stock Options (cont'd)

     C.   Stock options to senior employees

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

                          Balance of
                        stock option             Exercise             Exercise
                       not exercised                price                 date
                       -------------          ------------            ---------


                              5,039            NIS 101.38              05/2005
                             31,282            NIS 101.38              11/2005
                       ------------                ------              -- ----
                             36,321
                       ============

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 20 - Share Capital and Stock Options (cont'd)


     C.   Stock options to senior employees (cont'd)

     2.   1998 plan:

          On August 30, 1998, the extraordinary general meeting of the shareholders of the Company approved a private placement of 400,000 stock options, free of charge, to Company employees. The options are exercisable for up to 400,000 ordinary shares of a par value of NIS
          0.001 each (hereinafter - "the Plan"). All the stock option under this Plan was allotted on different dates, and after their expiry following retirement, 244,158 options remained for exercise as at December 31, 2002.

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

                          Balance of
                        stock option             Exercise             Exercise
                       not exercised                price                 date
                       -------------           ----------            ---------

                             77,161              $ 108.90              07/2003
                            166,997            NIS 101.38              07/2006
                       -------------
                            244,158
                       -------------

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 20 - Share Capital and Stock Options (cont'd)

     C.   Stock options to senior employees (cont'd)

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

     7. On October 5, 2000, the total quantity of 400,000 stock options was allotted to a trustee.

          Movement in options during 2002 was as follows:

                                1997 Plan    1998 Plan    2000 Plan       Total
                                ---------    ---------    ---------   ---------

          Balance as at
           beginning of year     120,938      361,421      125,000     607,359
          Granted                      -            -       40,000      40,000
          Exercised                    -      (12,000)           -     (12,000)
          Expired                (84,617)    (105,263)      (3,333)   (193,213)
                                ---------    ----------   ---------   ---------
          Balance as at end
           of year                36,321      244,158      161,667     442,146
                                ========     ==========   =========   ======== =

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


     B. Details of the open foreign exchange transactions made to hedge the company's and subsidiaries' assets and liabilities in foreign currency as at December 31, 2002:

                                                       Forward         Call             Put              Swap
                                                   Transaction      options         options      transactions
                                                   -----------   -----------    -----------      ------------
                                                                             NIS thousands
                                                   ----------------------------------------------------------
           Purchase of Dollars in exchange for:
             NIS                                       14,211       23,219          92,845           165,795
             European currencies                      132,636      204,165          37,896                 -
             Brazilian Real                           146,847      165,795          78,161                 -
                                                   -----------   -----------    -----------      ------------
                                                      293,694      393,179         208,902           165,795
                                                   ===========   ===========    ===========      ============

           Sale of Dollars in exchange for:
             NIS                                       87,635       87,161          62,055           219,086
             European currencies                          715      179,059         100,898                 -
             Brazilian Real                           146,847       46,896          46,896                 -
                                                   -----------   -----------    -----------      ------------
                                                      235,197      313,116         209,849           219,086
                                                   ===========   ===========    ===========      ============

     C. The Company and its consolidated companies signed interest swap agreements totaling NIS 850 million.


     D. The Company signed an agreement for an interest rate swap (IRS) for NIS 616 million, and for a dollar - CPI swap of NIS 100 million.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 21 - Financial Instruments and Linkage Terms of Monetary Balances (cont'd)

     E.    Fair value of financial instruments:

           Condensed data of monetary assets and liabilities, whose fair value as at December 31, 2002, based on their market value, is significantly different from those presented in the financial statements, is as follows:

                                                         Carrying           Fair
                                                           amount          value
                                                        ---------       --------
                                                              NIS millions
                                                        ------------------------

           Investments in affiliates                       981               430
           Debentures and convertible debentures           444               410

           The carrying amounts of cash and cash equivalents, short-term investment, trade receivables, other accounts receivable, credits from banks and others, trade payables and other accounts payable and other financial instruments is approximate or similar to at their fair value.


     F.    Credit risk of trade receivables:

                                                                   NIS millions
                                                                   ------------

           Condensed data of credit risk of trade receivables
           as at December 31, 2002:
           Receivables insured by credit card companies                   561
           Receivables insured by foreign trade risk insurance              2
           Receivables - Government authorities and Bezeq                  75
           Other receivables, including checks and
             credit card companies                                      1,440
                                                                      --------
           Total, including non-current receivables                     2,078
                                                                      ========

           In Management's opinion, the financial statements include sufficient provisions in respect of doubtful debts.

           The exposure to credit risks relating to trade receivables is limited, due to the relatively large number of customers.


                                                                            Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
----------------------------------------------------------------------------------------------------------------------------

Note 21 - Financial Instruments and Linkage Terms of Monetary Balances (cont'd)

     G.    Linkage terms of monetary balances:

     (1)   Consolidated

                                                                          December 31, 2002
                                                -----------------------------------------------------------------------
                                                    In foreign             Linked           Unlinked           Total
                                                   currency or             to the
                                                linked thereto                CPI
                                                -----------------------------------------------------------------------
                                                                           NIS thousands
                                                -----------------------------------------------------------------------
           Assets
           Current assets:
           Cash and cash equivalents                  708,047                  -             97,231           805,278
           Short-term deposits and
            investments                               363,285            466,594            228,555         1,058,434
           Trade receivables                        1,664,987             25,139            351,030         2,041,156
           Other accounts receivable                  209,888             25,030            103,801           338,719
           Investments and other
            long-term receivables                     229,772             81,619              5,522           316,913
                                                -------------      -------------        -----------       -------------
                                                    3,175,979            598,382            786,139         4,560,500
                                                =============      =============        ===========       =============

           Liabilities
           Current liabilities:
           Credits from banks and others
            (not including current maturities
            of long-term liabilities)                 997,072                  -            333,019         1,330,091
           Trade payables                             909,595                  -            296,319         1,205,914
           Other accounts payable                     678,356            154,706            573,634         1,406,696
           Long-term loans and debentures
            (including current maturities)          3,317,856          2,127,179              7,810         5,452,845
                                                -------------      -------------        -----------       -------------
                                                    5,902,879          2,281,885          1,210,782         9,395,546
                                                =============      =============        ===========       =============

[table continued]
                                                                             December 31, 2001
                                                  -------------------------------------------------------------------------

                                                      In foreign             Linked          Unlinked              Total
                                                     currency or             to the
                                                  linked thereto                CPI
                                                  -------------------------------------------------------------------------
                                                                             NIS thousands
                                                  -------------------------------------------------------------------------
           Assets
           Current assets:
           Cash and cash equivalents                    664,470             17,213           175,602            857,285
           Short-term deposits and
            investments                                 212,181            223,071           207,065            642,317
           Trade receivables                          1,849,402             31,122           365,208          2,245,732
           Other accounts receivable                    286,705             40,311           148,834            475,850
           Investments and other
            long-term receivables                       392,911            427,299             1,148            821,358
                                                   -------------      -------------        -----------       -------------
                                                      3,405,669            739,016           897,857          5,042,542
                                                   =============      =============        ===========       =============

           Liabilities
           Current liabilities:
           Credits from banks and others
            (not including current maturities
            of long-term liabilities)                   969,491                  -           311,872          1,281,363
           Trade payables                             1,079,631              4,500           280,185          1,364,316
           Other accounts payable                       428,202             99,543           580,148          1,107,893
           Long-term loans and debentures
            (including current maturities)            3,714,263          1,868,834            11,616          5,594,713
                                                   -------------      -------------        -----------       -------------
                                                      6,191,587          1,972,877         1,183,821          9,348,285
                                                   =============      =============        ===========       =============


                                                                            Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
----------------------------------------------------------------------------------------------------------------------------

Note 21 - Financial Instruments and Linkage Terms of Monetary Balances (cont'd)

     G.    Linkage terms of monetary balances (cont'd):

     (2)   Company

                                                                          December 31, 2002
                                                   -----------------------------------------------------------------------
                                                        In foreign             Linked           Unlinked           Total
                                                      currency or              to the
                                                    linked thereto                CPI
                                                   -----------------------------------------------------------------------
                                                                                NIS thousands
                                                   -----------------------------------------------------------------------
  Assets
  Current assets:
  Cash and cash equivalents                              14,762                  -             10,505            25,267
  Short-term deposits and
   investments                                          257,099            462,066            158,090           877,255
  Other receivables                                      18,957                  -             31,146            50,103
  Short term loans to investees
   companies                                                  -             18,915                  -            18,915
  Other investments and receivables                         118             55,207                 35            55,360
  Investments and other long-term receivables:
  Investees companies (including
   current maturities of loans)                           6,063            116,953          1,407,196         1,530,212
                                                   -------------      -------------        -----------       -------------
                                                        296,999            653,141          1,606,972         2,557,112
                                                   =============      =============        ===========       =============
  Liabilities
  Current liabilities:
  Credits from banks and others
   (not including current maturities
   of long-term liabilities)                            179,532                  -             18,022           197,554
  Trade payables                                             68                  -              1,214             1,282
  Other accounts payable                                  7,692             15,195             56,675            79,562
  Long-term liabilities (including
   current maturities of loans)                         629,450          2,085,633                  -         2,715,083
                                                   -------------      -------------        -----------       -------------
                                                        816,742          2,100,828             75,911         2,993,481
                                                   =============      =============        ===========       =============
[table continued]
                                                                             December 31, 2001
                                                  -------------------------------------------------------------------------

                                                      In foreign             Linked          Unlinked              Total
                                                     currency or             to the
                                                  linked thereto                CPI
                                                  -------------------------------------------------------------------------
                                                                             NIS thousands
                                                  -------------------------------------------------------------------------
 Assets
 Current assets:
 Cash and cash equivalents                                4,561                  -            57,974             62,535
 Short-term deposits and
  investments                                           160,534            216,130           131,263            507,927
 Other receivables                                        1,849                  -            14,003             15,852
 Short term loans to investees
  companies                                                   -             37,401                 -             37,401
 Other investments and receivables                      172,080            396,923               105            569,108
 Investments and other long-term receivables:
 Investees companies (including
  current maturities of loans)                            6,020            157,506         1,427,340          1,590,866
                                                   -------------      -------------        -----------       -------------
                                                        345,044            807,960         1,630,685          2,783,689
                                                   =============      =============        ===========       =============
 Liabilities
 Current liabilities:
 Credits from banks and others
  (not including current maturities
  of long-term liabilities)                             305,800                  -            37,603            343,403
 Trade payables                                              34                  -               157                191
 Other accounts payable                                  13,604             14,823            37,802             66,229
 Long-term liabilities (including
  current maturities of loans)                        1,185,172          1,814,967                 -          3,000,139
                                                   -------------      -------------        -----------       -------------
                                                      1,504,610          1,829,790            75,562          3,409,962
                                                   =============      =============        ===========       =============

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


     B.    The balances of secured liabilities are as follows:

                                                                                   Consolidated
                                                                        ---------------------------------
                                                                                    December 31
                                                                        ---------------------------------
                                                                             2002                  2001
                                                                        ---------              ---------
                                                                                     NIS thousands
                                                                        ---------------------------------
           Credit from banks                                               439,449               576,736
           Loans from banks and others and debentures (including
            current maturities), see Note 15, and also C and D below     1,831,996             1,384,759
                                                                         ---------             ---------

                                                                         2,271,445             1,961,495
                                                                         =========             =========


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

                                 Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------

Note 22 - Liens and Guarantees (cont'd)

     E. Guarantees to banks and others for loans and for assuring credit lines and other guarantees in favor of:

                                     Consolidated                  Company
                             ------------------------      ---------------------
                                     December 31                 December 31
                             ------------------------      ---------------------
                                2002            2001          2002          2001
                             -------         -------       -------        ------
                                    NIS thousands               NIS thousands
                             ------------------------      ---------------------
           Subsidiaries            -              -         295,088      411,407
           Affiliates          6,962          6,868           6,962        6,280
           Others            112,147         47,613          15,427       24,713
                             -------         ------         -------      -------
                             119,109         54,481         317,477      442,400
                             =======         ======         =======      =======


     1) In certain cases when advances from customers are received, a subsidiary provides its customers with bank guarantees to secure the advances. Guarantees in excess of the amount of advance payments stated as liabilities in the balance sheet, amounted to NIS 435,103 thousand, and NIS 385,330 thousand, as at the years ending December 31, 2002 and 2001, respectively.

     2) In connection with the Bezeq agreement to transfer ownership of public switching, Bezeq received from Koor a guarantee in the amount of NIS 112 million. See also Note 18A(5).

     3) A consolidated company signed a guarantee for a major customer to pay any amounts up to 40 million dollars in relation to an indemnification, that the consolidated company signed for the same customer, on account of breaches of contracts to Bezeq, the Israeli Communication Company. The guarantee is at least till 2015.

     4) A consolidated company and its subsidiary in Brazil are a guarantor to financial institutions for credit that its customers received in relation to commercial sales of the consolidated company to those customers. The balance of guarantees, as at the balance sheet date, was approximately 63 million dollars. (December 31, 2001 approximately 58 million dollars).

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


                                                                            Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
----------------------------------------------------------------------------------------------------------------------------

Note 23 - Data concerning Items in Statements of Operations

     A.    Revenues from sales and services - net (1) (2) (3) :

           Consolidated:
                                                                                        Year ended December 31
                                                                   --------------------------------------------------------
                                                                         2002                  2001                 2000
                                                                    ---------             ---------               -------
                                                                                       NIS thousands
                                                                   --------------------------------------------------------
           Local:
           Industrial operations                                      917,054               931,923             1,280,332
           Trading operations                                         504,253               556,042               703,997

           Abroad:
           Industrial operations - export and
            international operations                                5,256,669             5,450,647             5,848,260
           Trading operations                                         558,217               668,195               618,703

                                                                    7,236,193             7,606,807             8,451,292
                                                                    =========             =========               =======

           (1)  Not including agency sales                            321,178               364,628               340,993
                                                                    =========             =========               =======

           (2)  Including sales to major customer                     423,424               681,475             1,269,197
                                                                    =========             =========               =======

           (3)  Including sales under long-term credit
                arrangements (see also Note 2Q)                            -                   771                   272
                                                                    =========             =========               =======

           (4)  Revenues and expenses relating to work
                performed under long-term contracts:
                 Revenues                                           1,385,743             1,112,052               912,282
                 Costs                                               (968,148)             (914,079)             (716,958)
                                                                    ---------             ---------               -------
                                                                      417,595               197,973               195,324
                                                                    =========             =========               =======



                                                                            Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
----------------------------------------------------------------------------------------------------------------------------

Note 23 - Data to Items in Statements of Operations (cont'd)

           B.        Cost of sales and services - consolidated:
                                                                                         Year ended December 31
                                                                   --------------------------------------------------------
                                                                         2002                  2001                 2000
                                                                    ---------             ---------               -------
                                                                                       NIS thousands
                                                                   --------------------------------------------------------
           Industrial operations:
           Materials                                                   2,819,265             3,008,123             2,992,094
           Labor                                                         923,567               986,957             1,024,611
           Subcontracted work                                             69,316                50,054                74,049
           Depreciation and amortization                                 193,365               195,486               179,013
           Research and development expenses, net (*)                    261,237               284,024               388,587
           Other manufacturing expenses                                  503,169               458,975               518,017
                                                                      ----------             ---------               --------
                                                                       4,769,919             4,983,619             5,176,371

           Less - expenses charged to cost of fixed assets                10,549                10,167                11,575
                                                                      ----------             ---------               --------
                                                                       4,759,370             4,973,452             5,164,796

           Decrease in inventory of goods and
            work in process                                               13,308                23,573                58,703
                                                                      ----------             ---------               --------
                                                                       4,772,678             4,997,025             5,223,499

           Decrease (increase) in inventory of finished goods           (212,763)              (28,303)               48,981
                                                                      ----------             ---------               --------

                                                                       4,559,915             4,968,722             5,272,480
                                                                      ----------             ---------               --------
           Trading operations:

           Merchandise                                                   543,782               525,695               482,381
           Labor                                                          70,651               103,435               126,864
           Depreciation                                                   29,720                34,238                51,581
           Others                                                        213,840               244,367               382,975
                                                                      ----------             ---------               --------

                                                                         857,993               907,735             1,043,801
                                                                      ----------             ---------               --------

                                                                       5,417,908             5,876,457             6,316,281
                                                                      ==========             =========             ==========

           (*)       Net of grants and participations, net                  803                12,641                 7,422
                                                                      ==========             =========             ==========



     C.    Selling and marketing expenses - consolidated:

                                                                                         Year ended December 31
                                                                   --------------------------------------------------------
                                                                         2002                  2001                 2000
                                                                   ----------             ---------               --------
                                                                                       NIS thousands
                                                                   --------------------------------------------------------
           Salaries                                                   256,201               259,925               271,386
           Commissions                                                 98,894               111,294               110,907
           Advertising expenses                                        46,460                45,935                47,773
           Depreciation and amortization                               80,358                66,803                54,392
           Other                                                      348,518               346,804               349,893
                                                                   ----------             ---------               --------
                                                                      830,431               830,761               834,351
                                                                   ==========             =========             ==========



                                                                            Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
----------------------------------------------------------------------------------------------------------------------------

Note 23 - Data to Items in Statements of Operations (cont'd)


     D.    General and administrative expenses:

                                             Consolidated                                       Company
                                --------------------------------------        ---------------------------------------
                                        Year ended December 31                          Year ended December 31
                                --------------------------------------        ---------------------------------------
                                    2002          2001           2000             2002          2001           2000
                                --------      --------       --------         --------       -------        -------
                                            NIS thousands                                     NIS thousands
                                --------------------------------------        ---------------------------------------
           Salaries              238,596       239,718        291,929           24,810        17,616          35,530
           Bad and doubtful
            debts                 34,585        30,559         27,503                -              -              -
           Depreciation and
            amortization          31,389        29,553         25,667            1,697         1,783          1,782
           Other                 194,201       234,436        228,350           22,554        23,474         29,215
                                --------      --------       --------         --------       -------        -------
                                 498,771       534,266        573,449           49,061        42,873         66,527
                                ========      ========       ========         ========       =======        =======


     E.    Financing expenses (income), net:

                                             Consolidated                                       Company
                                --------------------------------------        ---------------------------------------
                                        Year ended December 31                          Year ended December 31
                                --------------------------------------        ---------------------------------------
                                    2002          2001           2000             2002          2001           2000
                                --------      --------       --------         --------       -------        -------
                                            NIS thousands                                     NIS thousands
                                --------------------------------------        ---------------------------------------
           In respect of
            convertible
            debentures             18,167         6,702          3,674          1,161          5,715          3,675
           In respect of
            debentures                664         2,345          4,145              -               -              -
           In respect of
            long-term loans       245,338       371,854        195,642        173,554        244,102         94,445
           In respect of
            short-term loans
            and credit            171,715       218,633        117,089         15,313         44,148         10,009
           Amortization of
            capital raising
            expenses                2,293           753          1,676              -            584          1,104
           Losses (gains)
            from marketable
            securities, net        44,959       (53,399)        38,662         36,377        (45,932)        54,999
           Interest
            capitalized to
            fixed assets and
            work in process       (15,145)      (15,468)        (3,618)             -               -              -
           Expenses (income)
            from investees, net         -              -              -         6,603         (5,398)          (639)
           Revenue from
            deposits and
            others, net           (67,814)      (90,675)       (28,014)       (29,361)       (40,958)       (10,346)
                                 --------      --------       --------       --------       --------        -------
                                  400,177       440,745        329,256        203,647        202,261        153,247
                                 ========      ========       ========       ========       ========        =======


                                                             Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------------------------------------

Note 23 - Data to Items in Statements of Operations (cont'd)

     F.    Other income (expenses), net

           1.        Consolidated

                                                                              Year ended December 31
                                                                   -----------------------------------------
                                                                         2002           2001         2000
                                                                   ----------      ---------       --------
                                                                                NIS thousands
                                                                   -----------------------------------------
           Sale of investments and activities in investees
            (including changes in rates of holding)                   348,920        (60,542)      575,335
           Expenses relating to the termination,
            sale of activities and sale and write down
            of assets, net                                           (167,560)      (409,792)      (65,158)
           Supplemental severance pay and pensions                   (129,437)       (84,312)     (298,991)

           Management services:
            Proportionately consolidated companies                          -              -           925
            Affiliate companies                                         2,725          2,334         2,115
           Joint ventures, net                                              -          1,528          (577)
           Compensation for damages                                    38,686            938         3,369
           Amortization of goodwill                                   (92,835)       (85,172)      (54,475)
           Miscellaneous, net                                           5,437            395         8,722
                                                                   ----------      ---------      ---------
                                                                        5,936       (634,623)      171,265
                                                                   ==========      =========      =========


           2.        Company
                                                                              Year ended December 31
                                                                   -----------------------------------------
                                                                         2002           2001         2000
                                                                   ----------      ---------       --------
                                                                                NIS thousands
                                                                   -----------------------------------------
           Profit (loss) from sale of investments in
            investee companies                                        343,088         (54,757)       8,157
           Changes in value of long-term assets                       (10,229)              -            -
           Rental income, net*                                          9,396               -            -
           Capital gain from sale of fixed assets                      29,750               2           10
           Miscellaneous, net                                             447           1,856        2,235
                                                                   ----------      ---------       --------
                                                                      372,452         (52,899)      10,402
                                                                   ==========      ==========      ========

           *         Depreciation included in the Item                  1,259               -            -
                                                                   ==========      ==========      ========


                                                             Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------------------------------------

Note 23 - Data to Items in Statements of Operations (cont'd)

     G. Equity of the Koor Group in the operating results of affiliates, net

     1.    Consolidated

                                                                           Year ended December 31
                                                                -----------------------------------------
                                                                      2002           2001         2000
                                                                ----------      ---------       --------
                                                                             NIS thousands
                                                                -----------------------------------------
     Affiliate companies, net (1)                                  250,423        695,897       116,083
     Amortization of goodwill (2)                                    6,511      1,235,026       175,519
                                                                ----------      ---------       --------

                                                                   256,934      1,930,923       291,602
                                                                ==========      =========       ========

     Dividend received                                                   -              -        27,253
                                                                ==========      =========       ========

     (1) Including loss from a discontinued operation
         in an affiliate                                           113,042        100,253        33,123
                                                                 ==========     ==========       ========

     (2) Including write-off of goodwill in an affiliate                 -      1,136,351             -
                                                                 ==========     ==========       ========



     2.    Company
                                                                           Year ended December 31
                                                                ------------------------------------------
                                                                      2002            2001          2000
                                                                ----------      ----------       ---------
                                                                             NIS thousands
                                                                ------------------------------------------
      Equity of Koor in operating results for the year (1)        (917,894)     (1,170,673)       379,935
      Amortization of goodwill (2)                                 (23,604)     (1,238,127)      (155,487)
                                                                ----------      ----------       ---------
                                                                  (941,498)     (2,408,800)       224,448
                                                                ==========      ==========       =========

      Dividend received                                             29,214         875,200        379,995
                                                                ==========      ===========      =========


      (1) Including loss from a discontinued operation
          in an affiliate                                          113,042         100,253         33,123
                                                                 ==========     ==========       ========

      (2) Including write-off of goodwill in investee companies          -       1,136,351         27,944
                                                                 ==========     ==========       ========



                                            Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
----------------------------------------------------------------------------------------

Note 23 - Data to Items in Statements of Operations (cont'd)


     H.    Results of discontinued operations

                                                               Year ended December 31
                                                            --------------------------
                                                               2001              2000
                                                            ---------        ---------
                                                                   NIS thousands
                                                            --------------------------

     Pre-tax loss on income                                  (30,568)         (80,758)
     Effect of tax                                                 -             (438)
     Minority share                                              727           38,024
                                                            ---------        ---------
                                                             (29,841)         (43,172)
                                                            ---------        ---------

     Capital gain from sale of discontinued operation
     Capital gain                                                  -          413,772
     Effect of tax                                                 -         (139,313)
                                                            ---------        ---------
                                                                   -          274,459
                                                            ---------        ---------
                                                             (29,841)         231,287
                                                            =========        =========


     In 2001, the construction and infrastructures segment included USM, and in 2000 it included Middle East Tubes Ltd. and Mashav Enterprise and Development Ltd., which were sold during 2000.


                                                                Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------------------------------------

Note 23 - Supplementary Data to Items in Statements of Operations (cont'd)

  I. Income (expenses) from investee companies and their participation in  expenses

                                                                       Year ended December 31
                                 ----------------------------------------------------------------------------
                                             2002                          2001
                                 ---------------------------   --------------------------------------------
                                                                                                 Companies
                                                                                                     whose
                                 Consolidated     Affiliated   Consolidated      Affiliated   activity was
                                    companies      companies      companies       companies   discontinued
                                 ----------------------------------------------------------------------------
                                         NIS thousands                         NIS thousands
                                 ----------------------------------------------------------------------------
   Income:

   Management services                36,257            -         34,817                -             -
                                  ==========     =========     =========       =========       =========

   Administrative expenses -
   Salary and other
    administrative expenses            9,175            -          8,145                -             -
                                  ==========     =========     =========       =========       =========

   Financing income
    (expenses),net                    (6,605)           2          6,054               6           (662)
                                  ==========     =========     =========       =========       =========

   Rental income, net                    667            -              -               -              -
                                  ==========     =========     =========       =========       =========


[table continued]

                                                            Year ended December 31
                                    -------------------------------------------------------------
                                                                     2000
                                    -------------------------------------------------------------
                                                      Consolidated                      Companies
                                                      companies by                          whose
                                       Consolidated   proportional     Affiliated    activity was
                                          companies  consolidation      companies    discontinued
                                    -------------------------------------------------------------
                                                              NIS thousands
                                    -------------------------------------------------------------
Income:

   Management services                    42,734               -              -               -
                                       =========       =========       =========      =========

   Administrative expenses -
   Salary and other
    administrative expenses                4,826               -              -               -
                                       =========       =========       =========      =========

   Financing income
    (expenses),net                           623           (213)             3             226
                                       =========       =========       =========      =========

   Rental income, net                          -              -              -               -
                                       =========       =========       =========      =========

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 24 - Business Segments

     A.   The Koor Group operates in the following business segments:

          The Company's telecommunication activities are focused in two companies - Telrad Networks Ltd., which develops and markets telecom products and provides end-user solutions, and ECI Telecom Ltd., an affiliate company, that provides solutions for access networks (Inovia) and transmission systems and optical networks (Enavis, Lightscape).

          The Company's agrochemical activities are carried out through Makhteshim Agan, considered the world's foremost manufacturer of generic crop protection solutions. Makhteshim Agan produces a full range of products, including insecticides, fungicides and herbicides, as well as plant growth regulators. In addition, the Company is engaged in fine chemicals, intermediates, specialty aroma chemicals, industrial chemicals, antioxidants and nutraceuticals.

          Activities in the defense space are carried out mainly by the Elisra Electronics Industries Ltd. Group, a leader in the planning, development and manufacturing of solutions for electronic warfare and defense, wireless communication systems, command and control systems, pilot rescue systems and advanced communications systems.

          Activities in venture capital investments space are carried out through the Koor Corporate Venture Capital partnership, which invests in high-tech companies and venture capital funds with high growth potential. Most of the investments are in the fields of communication and life sciences.

          The Company's remaining business activities are in tourism, through Sheraton Moriah, which holds the Sheraton Hotel chain in Israel and the affiliated company Knafayim-Arkia, which holds 74% of the Arkia airline company which provides aviation and holiday services and leases aircrafts to other companies. Additional activities include international trade through several companies.

          In 2001 the construction and infrastructures segment discontinued operations due to the discontinuation of activity of USM (which was consolidated in the construction and infrastructures segment (see
          Note 3G)) and in 2000 the segment of construction and infrastructure included the companies - Middle East Tubes Co. Ltd. and Mashav Enterprise and Development Ltd., which were sold during 2000.

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


                                                                           Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------------------------------------------------

Note 24 - Business Segments (cont'd)

     C.   See Note 23H for details of the discontinuation of activities.

     D.   Data regarding business segments of the Koor Group:

                                                              Year ended December 31
                             -------------------------------------------------------------------------------------------
                                       2002                          2001                           2000
                              NIS thousands           %     NIS thousands            %      NIS thousands          %
                             --------------   ----------    -------------   ----------      -------------    -----------
    Revenues from
     sales and services:

    Segments:

    Telecommunications             829,749        11.47        1,240,788         16.31        2,377,219        28.13
    Defense electronics          1,719,972        23.77        1,439,561         18.93        1,238,492        14.65
    Agro-chemicals
     and other chemicals         4,220,018        58.32        4,180,156         54.95        3,737,060        44.22
    Venture capital
     investment                          -            -           88,519          1.16           86,525         1.02
    Others                         466,454         6.44          657,783          8.65        1,011,996        11.98
                             --------------   ----------    -------------   ----------      -------------    -----------
    Total segments               7,236,193       100.00        7,606,807        100.00        8,451,292       100.00
                             ==============   ==========    =============   ==========      =============    ===========


                                                                           Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------------------------------------------------

Note 24 - Business Segments (cont'd)


     D.   Data regarding business segments of the Koor Group: (cont'd)

                                                              Year ended December 31
                             -------------------------------------------------------------------------------------------
                                       2002                          2001                           2000
                              NIS thousands           %     NIS thousands            %      NIS thousands          %
                             --------------   ----------    -------------   ----------      -------------    -----------
   Pre-tax earnings
     (losses):
    Operating earnings
    (loss) according
    to segments:

    Telecommunication          (182,055)         (34.43)        (216,829)      (55.73)          269,568          32.64
    Defense
     electronics                 80,368           15.20           57,266        14.72            57,752           6.99
    Agro-chemicals
     and other
     chemicals                  671,158          126.93          598,329       153.79           476,653          57.72
    Venture capital
     investments                 (8,046)          (1.52)          (8,452)       (2.17)           (6,379)         (0.77)
    Others                      (32,677)          (6.18)         (41,269)      (10.61)           28,181           3.42
                             --------------   ----------    -------------   ----------      -------------    -----------
    Total segments              528,748          100.00          389,045       100.00           825,775         100.00
                                              ==========                    ==========                       ===========

    Joint general
     expenses                   (39,665)                         (23,722)                       (98,564)
                             --------------                 -------------                   -------------

    Total operating
     earnings                   489,083                          365,323                        727,211
    Financing
     expenses, net             (400,177)                        (440,745)                      (329,256)
    Other income
     (expenses), net              5,936                         (634,623)                       171,265
    Transfer to
     statement of income
     of translation
     differences of
     autonomous
     investee in
     voluntary
     liquidation               (398,411)                              -                               -
                             --------------                 -------------                   -------------

    Pre-tax
     earnings (losses)         (303,569)                       (710,045)                        569,220
                             =============                  =============                   =============



                                                                           Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------------------------------------------------

Note 24 - Business Segments (cont'd)

     D.   Data regarding business segments of the Koor Group: (cont'd)

          The Koor Group's equity in the excess of earnings over losses (the excess of losses over earnings) of affiliates, net, is as follows:

                                                                   Year ended December 31
                           -------------------------------------------------------------------------------------------------
                                         2002                              2001                             2000
                           ----------------------------     ------------------------------    ------------------------------
                           NIS thousands             %      NIS thousands               %      NIS thousands               %
                           -------------    -----------     -------------      -----------    -------------       ----------
     Telecommunications        (251,744)         97.98        (1,920,828)           99.48          (258,632)          88.69
     Defense
      electronics                  (175)          0.07            (1,114)            0.06           (22,322)           7.66
     Venture capital
      investments                  (335)          0.13               (84)            0.00                  -              -
     Others                      (4,680)          1.82            (8,897)            0.46           (10,648)           3.65
                           -------------    -----------     -------------      -----------    -------------       ----------
                               (256,934)        100.00        (1,930,923)          100.00          (291,602)         100.00
                           -------------    -----------     -------------      -----------    -------------       ----------


                                                                        December 31
                                             ----------------------------------------------------------------------
                                                             2002                                *2001
                                             ------------------------------         -------------------------------
                                             NIS thousands                %         NIS thousands                %
                                             -------------      -----------         -------------       -----------
   Identifiable assets:

   Segments:
   Telecommunications                              941,432             8.15             1,284,334           11.55
   Defense electronics                           1,406,306            12.17             1,193,008           10.73
   Agro-chemicals and other chemicals            7,787,755            67.41             6,641,114           59.72
   Venture capital investments                     289,745             2.51               336,354            3.02
   Others                                        1,127,041             9.76             1,666,238           14.98
                                             -------------      -----------         -------------       -----------

   Total segments                               11,552,279           100.00            11,121,048          100.00
                                                                ===========                             ===========

   Corporate assets                              1,090,555                              1,214,470
   Affiliates**                                  1,061,302                              1,438,130
                                             -------------                          -------------

                                                13,704,136                             13,773,648
                                             =============                          =============

*      Reclassified.

** Including an investment in ECI as at December 31, 2002 and 2001 in the amount of NIS 825 million and NIS 1,165 million respectively, which operates in the telecommunications segment.


                                                                           Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------------------------------------------------

Note 24 - Business Segments (cont'd)

     D.   Data regarding business segments of the Koor Group: (cont'd)

                                                                      December 31
                                           --------------------------------------------------------------
                                                        2002                               *2001
                                           ----------------------------         -------------   ---------
                                           NIS thousands           %            NIS thousands          %
                                           -------------    -----------         -------------   ---------
     Identifiable liabilities

     Segments:
     Telecommunications                          402,716         13.21               429,468        15.35
     Defense electronics                         929,873         30.51               724,902        25.91
     Agro-chemicals and other chemicals        1,497,427         49.13             1,368,690        48.93
     Venture capital investments                       -             -                12,391         0.44
     Others                                      217,986          7.15               262,041         9.37
                                           -------------    -----------         ------------     ---------

     Total segments                            3,048,002        100.00             2,797,492       100.00
                                                            ===========                          =========

     Corporate liabilities                        81,375                              67,275
                                           -------------                        ------------

                                               3,129,377                           2,864,767
                                           =============                        ============

     *         Reclassified

                                                                        Year ended December 31
                                ----------------------------------------------------------------------------------------------
                                             2002                            *2001                            2000
                                ---------------------------     ---------------------------      -----------------------------
                                NIS thousands            %      NIS thousands             %      NIS thousands              %
                                -------------     ---------     -------------     ---------      ------------        ---------
   Capital
    investments:
   Segments:
   Telecommunications                  15,853          1.19            60,832          6.13           108,016           16.74
   Defense
    electronics                        46,632          3.48            54,209          5.46            33,430            5.18
   Agro-chemicals
    and other
    chemicals                       1,264,935         94.53           837,542         84.37           343,931           53.32
   Venture capital
    investments                             -             -             2,984          0.30             1,825            0.28
   Others                              10,665          0.80            37,187          3.74           157,886           24.48
                                -------------     ---------     -------------     ---------      ------------        ---------

   Total segments                   1,338,085        100.00           992,754        100.00           645,088          100.00
                                                  =========                       =========                          ---------
   Discontinued
    activity                                -                             198                           2,434
   Corporate assets                       110                             394                             822
                                -------------                   -------------                    ------------

                                    1,338,195                         993,346                         648,344
                                =============                   =============                    ============
    *  Restated

                                                                           Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------------------------------------------------

Note 24 - Business Segments (cont'd)

     D.   Data regarding business segments of the Koor Group: (cont'd)

                                                                        Year ended December 31
                                ----------------------------------------------------------------------------------------------
                                             2002                            *2001                            2000
                                ---------------------------     ---------------------------      -----------------------------
                                NIS thousands            %      NIS thousands             %      NIS thousands              %
                                -------------     ---------     -------------     ---------      ------------        ---------
Depreciation and
 amortization:
Segments:
Telecommunications                  58,772             13.67           63,749         15.55            74,024            20.37
Defense electronics                 50,782             11.81           51,692         12.61            37,285            10.26
Agro-chemicals
 and other
 chemicals                         283,832             66.03          243,298         59.34           188,767            51.93
Venture capital
 investments                             -                 -            1,895          0.46             2,114             0.58
Others                              36,480              8.49           49,366         12.04            61,298            16.86
                                -------------     ----------    -------------     ---------      ------------        ---------
Total segments                     429,866            100.00          410,000        100.00           363,488           100.00
                                                  ==========                      =========                          =========
Discontinued
 activity                                -                             12,463                          36,751
Corporate assets                     1,852                              2,797                           3,317
                                -------------                   -------------                    ------------
                                   431,718                            425,260                         403,556
                                =============                   =============                    ============


     E. Industrial operations - export sales and foreign industrial operations by geographical destination:

                                                    Year ended December 31
                                         -----------------------------------------------------
                                              2002                2001                 2000
                                         ---------           ---------            ---------
                                                          NIS thousands
   North America                         1,185,258           1,239,027            1,809,221
   Europe                                2,009,623           1,683,806            1,736,690
   South America                           894,477           1,469,837            1,451,405
   Asia and Australia                    1,022,731             920,474              710,919
   Africa                                  144,580             137,503              140,025
                                         ---------           ---------            ---------

                                         5,256,669           5,450,647            5,848,260
                                         =========           =========            =========

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 24 - Business Segments (cont'd)

     F.   Assets by geographic location of manufacturing operation *

                                                   December 31
                                          -----------------------------------
                                                   2002                 2001
                                          NIS thousands         NIS thousands
                                          -------------         -------------

      Israel                                11,589,786            11,399,923
      Brazil                                 1,531,257             1,847,251
      United States                            181,112               194,974
      Others                                   401,981               331,500
                                          -------------         -------------
                                            13,704,136            13,773,648
                                          =============         =============



     G.   Capital investments in assets by geographic location*

                                                      December 31
                                                    2002                  2001
                                           NIS thousands         NIS thousands
                                           -------------         -------------

     Israel                                   1,263,124               956,474
     Brazil                                      57,668                31,744
     United States                                9,645                 1,872
     Others                                       7,758                 3,058
     Discontinued activities -Israel                  -                   198
                                           -------------         -------------

                                              1,338,195               993,346
                                           ============          ============

     *    Restated.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 25 - Transactions and Balances with Interested Parties

     A. The following are details of interested parties in Koor resulting from their holdings of Koor's ordinary shares:

     1.   Claridge Group (Claridge).

     2.   Anfield Ltd.

     B. On October 15, 2002 the Board of Directors of Bank Hapoalim B.M. decided, on the distribution of a dividend in kind of all its holdings in the Company. On November 27, 2002, the date of actual distribution, Bank Hapoalim B.M. ceased to be an interested party in the Company.

          During the period when Bank Hapoalim B.M. was an interested party, Koor and its consolidated companies also made transactions with Bank Hapoalim. These transactions, which were mainly for receipt of banking services, were made in the normal course of business, and therefore, no separation is made with regard to the management and the recording of the transactions.

          Consequently, and given the large number of the above mentioned entities, it is not possible to accurately determine the scope and scale of these transactions. The balance of liabilities owed to Bank Hapoalim B.M. as at December 31, 2001 is NIS 2,498 million.


     C.   Benefits to interested parties

     1.   Directors (*)

                                                                    Year ended December 31
                                                        ---------------------------------------------
                                                           2002              2001              2000
                                                        ---------        ----------        ----------
                                                                       NIS thousands
                                                        ---------------------------------------------
          Directors not employed by the Company:
          Annual compensation and participation
           in meetings:

          Claridge Group                                     250               160               362
                                                        =========        ==========        ==========
          Number of directors                                  3                 3                 5
                                                        =========        ==========        ==========
          Poalim Assets (Shares) Ltd.                         97               132               170
                                                        =========        ==========        ==========
          Number of directors                                  2                 2                 3
                                                        =========        ==========        ==========

          Other directors                                    543               491               316
                                                        =========        ==========        ==========
          Number of directors                                 10                 9                 6
                                                        =========        ==========        ==========

          (*) Including directors who have been replaced during the year.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 25 - Transactions and Balances with Interested Parties (cont'd)

           C.     Benefits to interested parties (cont'd)

           2.     Consultancy services


                                                                 Year ended December 31
                                                            2002            2001               2000
                                                        ----------       ----------         ---------
                                                                       NIS thousands
                                                        ---------------------------------------------
       Claridge                                            1,907            1,835              1,740
                                                        =========       ==========         ==========
       Poalim Capital Markets and Investment Ltd.          1,461            1,835              1,740
                                                        =========       ==========         ==========


     The Company has agreements with interested parties - Poalim Capital Markets and Investments Ltd. (Poalim) (at the time when Bank Hapoalim B.M. was an interested party) and Claridge for the receipt of consultancy services. These services include, inter alia, advice in respect of investment strategies, monetary policies, international activities, strategic partnerships and company structuring. The agreements include instructions regarding the indemnification of the consultants (Claridge/Poalim) in respect of claims connected to the consultancy, except for cases of gross negligence and/or intentional damage.

     In consideration for the consultancy the Company has agreed to pay an annual sum which will not exceed $ 400,000 to each of the consultants. The agreements are for the period of one year and are automatically renewable each year, unless one of the parties gives 60 days' prior notice of the termination of the agreement.

     On the date on which Bank Hapoalim ceased to be an interested party in Koor, the agreement with Poalim expired.


                                                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------------------------------------------

Note 26 - Earnings (Loss) Per Share

     A. Adjusted net earnings (loss) used in the computation of earnings per NIS 1 par value of the share capital:

                                                                               Year ended December 31
                                                                       2002              2001              2000
                                                                    ---------        ----------        ----------
                                                                                   NIS thousands
                                                                    ---------------------------------------------
    Earnings (losses) used in the computation of basic
     earnings (loss) per NIS 1 par value of shares                   (781,704)       (2,701,857)          289,098

    Add - theoretical earnings resulting from
      Conversion of convertible debentures series F                         -                 -             2,638
                                                                     --------        ----------           -------

    Net earnings (loss) used in the computation of fully
     diluted earnings (loss) per NIS 1 par value of shares           (781,704)       (2,701,857)          291,736
                                                                     ========        ==========           =======


     B. Weighted number of ordinary shares of NIS 0.001 used in the computation of net earnings (loss) per NIS 1 par value of the share capital:

                                                                              Number of ordinary shares
                                                                    ----------------------------------------------
                                                                       2002              2001              2000
                                                                    ----------        ----------        ----------
     In the computation of basic earnings (loss) per share          15,173,291        15,188,463        15,384,206

     Add - theoretical share capital resulting from
     Conversion of convertible debentures Series F                           -                 -           213,047
                                                                    ----------        ----------        ----------

     Total share capital used in the computation of
      fully diluted earnings (loss) per share                       15,173,291        15,188,463        15,597,253
                                                                    ==========        ==========        ==========


     C. To examine that the conversion or exercise of convertible securities is reasonable, the present value of these securities was computed according to a discount rate of 6% (December 31, 2001 - 4%, December 31, 2000 - 7%) for securities linked to the CPI.


Note 27 - Events Subsequent to the Balance Sheet Date

     A. Pursuant to a decision of the Company's management to concentrate the holdings in public companies, the balance of ECI shares (30,049,322 shares) was transferred to a wholly-owned subsidiary, in accordance with Section 104A of the Income Tax Ordinance, in exchange for an allotment of shares in the subsidiary.

     B. On an agreement of intent for the sale of some the investments of Koor Corporation Venture Capital, see Note 3H(3).

     C. In March 2003, Telrad sold half of the ECtel shares in consideration of approximately NIS 14 million.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------

Note 28 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements

     A. Koor's consolidated financial statements conform with Israeli generally accepted accounting ("Israeli GAAP"), which differ in certain respects from those generally accepted in the United States of America ("US GAAP") as described below:

     1.   Effect of inflation

          In accordance with Israeli GAAP:
          The consolidated financial statements of Koor are expressed in terms of a uniform monetary unit - the Israeli shekel inflation-adjusted which follows adjustment in respect to the changes in the Consumer Price Index. (See Note 2B).

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

      2. ECI and TTL - merger

          In accordance with Israeli GAAP: The merger between ECI and TTL in 1999 was recorded in Koor's financial statement at book values in accordance with the accepted rules governing similar asset exchange transactions. Pursuant to the merger agreement, shares of TTL held by Tadiran were exchanged for ECI shares at an exchange rate determined in the merger agreement.

          In accordance with US GAAP:
          According to EITF 98-3 the merger of ECI and TTL is not considered as an exchange of similar assets in respect of Koor and Tadiran and therefore a capital gain from the realization of TTL is recorded and an original differentials is recorded on behalf of ECI and allocated to goodwill. In 2001 Koor's management decided to reduce the book value of the investment in ECI in respect of decrease in value not of a temporary nature. Therefore, the Company wrote-off the balance of the goodwill in the amount of NIS 167 million.

          In 2001 Tadiran sold its shareholding in ECI to Koor. Therefore, the deferred taxes which was created during the merger, were realized and an income tax in the amount of NIS 136 million was recorded.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 28 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

     A.   Differences between Israel GAAP and US GAAP (cont'd)

     3. Debt arrangement within the framework of an overall financial arrangement

          In accordance with Israeli GAAP:
          Koor reported an extraordinary gain in 1991 as a result of restructuring part of its debts.

          In accordance with US GAAP:
          In accordance with FAS No. 15 - "Accounting by Debtors and Creditors for doubtful Debt Restructuring" future interest payments must be deducted from the restructuring of an old debt. The recognition of non-realized earnings (which represents deferred interest) is affected by payments of interest over the period from the date of the restructuring of the debt up to its repayment date.

          As of December 31, 2002, the entire balance of the deferred interest was written off (December 31, 2001 the deferred interest was NIS 4,904 thousand).


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

          In accordance with Israeli GAAP:
          Certain companies, which adjust their financial statements on the basis of changes in the Dollar exchange rate, create deferred taxes in respect to all the differences between the amounts of assets (mainly in respect to fixed assets and inventory) as stated in the financial statements and the amounts for tax purposes.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 28 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

     A.   Differences between Israel GAAP and US GAAP (cont'd)

          4.   Deferred taxes (cont'd)

          b)   (cont'd)

               In accordance with US GAAP:
               According to paragraph 9(f) of FAS No. 109, deferred taxes should not be provided in respect to differences, the source of which is in the difference of assets and liabilities for accounting purposes and their amounts for tax purposes, where the source of the tax difference stems from different measuring bases for accounting purposes and for tax purposes.

           c)  Earnings from "Approved Enterprises"

               Under the Israeli Law for the Encouragement of Capital Investments, 1959, a 25% tax rate is applicable on the profits, when an "approved enterprise" is going the grant track, during the benefits period.

               Dividends paid to shareholders from the earnings of an "approved enterprise" are subject to income tax at a rate of 15%. A company that received such a dividend is entitled to a 15% tax credit, if and when this dividend is paid to its shareholders.

               An "approved enterprise" which chooses the "alternative benefits" track is exempted from income tax on undistributed profits.

               In the event that a dividend is distributed out of tax-exempt earnings of the "approved enterprise" under on the "alternative benefits" track, the distributing company will be subject to a 25% tax on the distributed earnings. Furthermore, the shareholders will be liable to tax at the rate of 15%. However, if the shareholder is a company, that shareholder will be entitled to a 15% tax credit, if and when such dividend out of "approved enterprise" earnings is distributed to its shareholders.

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

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 28 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

     A.   Differences between Israel GAAP and US GAAP (cont'd)

          4.   Deferred taxes (cont'd)

               In accordance with US GAAP:
               A reserve for deferred tax should be provided on the undistributed tax-exempt earnings of local subsidiaries established subsequent to December 15, 1992, as their distribution results an additional tax.


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

          b)   Variable Option Plans:

               In the event that the options have been issued to employees for the future performance of work or services, the benefit is charged to salary expense in the statement of operations. The "benefit component" is computed on the basis of the full benefit valued as at that date, and the proportional part of the period which has passed, in relation to the opening balance of that period.

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

               In accordance with US GAAP:
               The proceeds from an issuance of share options and convertible debentures, as a package, are split based on the relative fair value, of these securities at the date of issuance. This will sometimes result in the recording of a discount in respect of the convertible debentures that is to be amortized over the term of debentures.

           8.  Dividends

               In accordance with Israeli GAAP:
               Until 2001, a dividend proposed for payment by the date of approval of the financial statements is included as a current liability in the balance sheet. Starting 2002, the liability in respect of a dividend proposed or announced after the balance sheet date will be reflected in the financial statements only in the period in which it was announced (see Note 2B(h)).

               In accordance with US GAAP:
               Such a dividend is reflected only in the notes and is not recorded in the balance sheet as a liability until declared.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 28 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

     A.   Differences between Israel GAAP and US GAAP (cont'd)

          9.   Convertible securities of investee companies

               In accordance with Israeli GAAP:
               According to the provisions of Opinion No. 48 and 53 of the ICPAI, a parent company is required to create a provision for losses, which it may incur from the dilution of its holdings in investee companies, when it is probable that the share options will be exercised or the debentures will be converted.

               In accordance with US GAAP:
               A loss in the parent company resulting from the dilution of its holdings, because of share options being exercised or debentures being converted, is recorded only at the time of exercise or conversion.

          10.  Employee severance benefits as a part of an efficiency program

               In accordance with Israeli GAAP:
               Employee severance benefits, as part of future anticipated dismissals, are recorded when management decides on the dismissals, and/or when management intended on the dismissals.

               In accordance with US GAAP:
               According to the provisions of EITF 94-3, employee severance benefits, when dismissal is part of an efficiency program, are charged as an expense in the financial statements only when all the following conditions exist:

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

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 28 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

     A.   Differences between Israel GAAP and US GAAP (cont'd)

          11.  Earnings per share

               In accordance with Israeli GAAP:
               In accordance with Opinion No. 55, the dilutive effect of share options and convertible debentures is included in the computation of basic earnings per share only if their exercise or conversion is considered to be probable. Calculation of the probability is based on the ratio between the market price of the shares and the present value of the price of exercising the stock options into shares or the present value of the payments for conversion of the debentures into shares.

               In accordance with US GAAP:
               In accordance with FAS 128, basic earnings per share are computed on the basis of the weighted average number of shares outstanding during the year. Diluted earnings per share is computed on the basis of the weighted average number of shares outstanding during the year, plus the dilutive potential effect of ordinary shares considered outstanding during the year.

          12.  Acquiring an Investment in stages

               In accordance with Israeli GAAP:
               Opinion 68 determines that when acquiring an investment in stages, it is necessary to calculate the original differentials and record the investment according to the equity method from the date when the holding constitutes an initial material influence onwards.

               In accordance with US GAAP:
               When acquiring an investment in stages, it is necessary to calculate post factum for each acquisition the original differentials created by the acquisition, on the date an initial influence becomes material, even if on that date the Company did not yet have a material influence, and to implement the equity method retroactively.

          13.  Venture capital investments:

               In accordance with Israeli GAAP:
               Venture capital fund investments in venture capital investments will be represented according to their cost less a provision for devaluation in the event of a permanent devaluation.

               In accordance with US GAAP:
               Venture capital fund investments will be represented according to their fair value.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 28 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

     A.   Differences between Israel GAAP and US GAAP (cont'd)

          14.  Revenue recognition - SAB 101:

               In accordance with US GAAP:
               During the fourth quarter of 2000, the US SEC published Staff Accounting Bulletin No. 101 (hereinafter - "SAB 101"), which sets stringent rules for revenue recognition, which are to be implemented retroactively to the beginning of the year, by way of cumulative effect to the beginning of the year and presentation of the previous quarters once again. ECI implemented these guidelines in its statements, which are set out in accordance with US GAAP.

               In accordance with Israeli GAAP:
               The provision does not apply in Israel, although it is possible to adopt the principles set out in the rule if management estimates that the method of revenue recognition prescribed in SAB 101 is appropriate for economic and commerce conditions presently existing in its area of business. This rule was adopted as of the fourth quarter of 2000, without implementing cumulative effect to the beginning of 2000 and without presenting data, which has already been published in the past.

               Therefore, cumulative effect has been recorded in the adjustment note in 2000 in the sum of NIS 40,214 thousand.

          15.  Exchange of assets:

               In accordance with Israeli GAAP:
               In 2001 NetEye shares were transferred from Telrad to ECTel, as described in Note 3E(4), and treated based on the accounting principles in Exchange of Similar Assets transactions and therefore neither a profit nor a loss was recorded.

               In accordance with US GAAP:
               According to EITF 98/3 this transaction is not seen as an Exchange of Similar Assets transaction and therefore a profit of NIS 29,726 thousand was recorded.

               In 2001 Millenia shares previously held by the minority shareholders, were purchased in exchange for M-A Industries' shares (as described in Note 3C(5). This transaction was also treated as an Exchange of Similar Assets under the Israel GAAP. According to the US GAAP this transaction was not seen as an exchange of similar assets and therefore a profit of NIS 6,563 thousand was recorded.

               In 2002 a consolidated company of Telrad was merged with another company, as described in Note 3E(4). According to Israeli GAAP, this transaction is treated as an Exchange of Similar Assets, and therefore no profit is recognized. According to US GAAP, the transaction is not an Exchange of Similar Assets and therefore a profit of NIS 15,395 thousand was recorded.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 28 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

     A.   Differences between Israel GAAP and US GAAP (cont'd)

          16.  Financial Derivatives

               In accordance with Israeli GAAP:
               The Company applied FAS 52 and EITF 90-17 as to its financial derivatives.

               In accordance with US GAAP:
               As of January 1, 2001, the Company applied FAS 133 to the Derivatives based on the cumulative effect at the beginning of the year (NIS 2,771 thousand).

          17. Securitization agreement of M-A Industries and its consolidated companies

               In accordance with Israeli GAAP:
               This transaction was treated as a sales transaction only in relation to the sale of customer debts which were included in the securitization transaction, and whose associated control and risks have been completely transferred to the purchaser, and the proceeds were received in cash or with an undeferred liability.

               In accordance with US GAAP:
               The transaction does not meet the criteria set out in FAS 140 for the classification as a sale transaction. Therefore, the transaction was treated as a secured borrowing, and the balance of customers increased by 101.8 million dollars in 2002, and by
               95.5 million dollars in 2001, against a similar increase in short-term credit.

          18.  ECI's Depreciation

               In accordance with Israeli GAAP:
               On September 30, 2002 the Company wrote down its investment in ECI by NIS 132 million (see Note 3A(11)). Of the NIS 132 million write down, the Company realized a capital reserve from foreign currency translation adjustments generated by Koor in relation to its investment in ECI, in the amount of NIS 107 million. The balance of NIS 25 million was charged to the statement of income and under the item "Group equity in the operating results of affiliates". Due to the fact that Koor's share in ECI's shareholders' equity is higher than its investment in ECI after the Impairment, the excess of Koor's share in the equity over the investment was attributed first to intangible assets in ECI and the remainder to non-monetary items in ECI.

               In accordance with US GAAP:
               Under FAS 52, a capital fund from translation differences will be realized upon realization of the investment or liquidation of the investee company. Accordingly, an expense in respect to impairment in value was charged to the statement of operations. In addition, the excess of Koor's share in ECI's shareholders equity over its investment in ECI was attributed to ECI's non-current assets.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 28 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

     A.   Differences between Israel GAAP and US GAAP (cont'd)

          19.  Goodwill and Other assets

               In accordance with Israeli GAAP:
               Goodwill is amortized over its economic life but no more than 20 years. Goodwill is monitored for a decrease in value where there are indications indicating a permanent decrease in the value of the goodwill.

               In accordance with US GAAP:
               Starting on January 1, 2002, goodwill balances will not be amortized systematically but will be monitored by means of an impairment test to be carried out at least once a year on a fixed date in accordance with the directives in FAS 142, where in the first year of implementation the impairment test will be on January 1, 2002. Amortization of goodwill caused following the first implementation of the impairment test on January 1, 2002, will be recorded as a cumulative effect in respect of a change in the accounting method. Accordingly, a cumulative effect of NIS 821 million was recorded in the adjustment note in 2002.

          20. Adjustment on net loss of ECI as being reported according to the US GAAP to the net loss as being reported according to the Israeli GAAP:

                                                                                          Year ended
                                                                                         December 31
                                                                                                2002
                                                                                         -----------
                                                                                         $ thousands
                                                                                         -----------
          Net loss of ECI based on its reported profit according to US GAAP                (155,685)
          Adjustments:
          Timing differentials for revenue recognition for implementation of SAB 101         (1,548)
          Finance income - FAS 133                                                           (3,632)
          Tax income - deferred taxes                                                           645
          Cumulative effect of change in accounting method - FAS 142                            550
          Write-down of excess cost attributed to intangible assets                          (1,809)
          Discontinued operation                                                               (570)
          Decline in value of assets                                                           (533)
                                                                                         -----------
          Net loss of ECI according to Israeli GAAP                                        (162,582)
                                                                                         ===========


                                                       Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
----------------------------------------------------------------------------------------------------

Note 28 - Material Differences Between Israeli and US GAAP and their
          Effect on the Financial Statements (cont'd)

     B. The effect of the material differences between Israeli and US GAAP on the financial statements

     1.   Statements of operations:

                                                                    Year ended December 31
                                                        ---------------------------------------------
                                                            2002              2001              2000
                                                        ---------        ----------        ----------
                                                                       NIS thousands
                                                        ---------------------------------------------
a) Net earnings (loss) as reported, according to
   Israeli GAAP                                          (781,704)       (2,701,857)         289,098
                                                        ---------        ----------        ----------

   Amortization of deferred interest in
    respect of the restructuring of debts                   4,904             6,855            9,865
   Deferred taxes                                           6,019            56,759           38,359
   Salary expenses in respect of
    share options issued to employees                         495           (19,085)         (24,986)
   Gain (loss) from marketable securities, net             55,185           (13,895)          42,697
   Provisions for anticipated losses from
    realization of convertible securities in
    investee companies                                       (525)           (8,247)          (2,581)
   Amortization of discount in respect of
    convertible debentures                                   (344)           (1,088)          (2,230)
   Severance pay arising from
    an efficiency program                                   7,267             2,454          (12,189)
   Capital gain from a decline in holding in
    Consolidated company                                    6,318                 -                -
   Acquiring an investment in stage                             -             4,741              422
   Venture capital investments                            (16,641)              784           20,887
   Amortization of goodwill in accordance
    with a merger of ECI and TTL                                -          (167,329)         (25,024)
   Temporary differences resulting from
    recognition of revenue arising from
    application of SAB 101                                  2,273            36,753           (4,898)
   Profit from exchange of assets                          15,395            36,289                -
   Discontinuing activities                                   851                 -                -
   Impairment in value                                        776
   Write-down of excess cost attributed
    to fixed assets                                       (14,618)                -                -
   Translation differences of autonomous                                          -                -
    investee in voluntary liquidation                    (107,144)                -                -
   Amortization of goodwill and other assets               88,910                 -                -
   Provision for impairment in value                        5,195                 -                -
   Linkage difference expenses                             (4,759)                -                -
   Derivatives (FAS 133)                                  (27,522)           (1,495)               -
                                                        ---------        ----------        ----------
                                                           22,035           (66,504)          40,322
   Income taxes                                              (955)          131,153           (3,910)
   Minority interests in respect of the above
    differences                                           (14,747)          (40,914)         (14,547)
                                                        ---------        ----------        ----------
                                                            6,333            23,735           21,865

   Cumulative effect as beginning of the year                (821)            2,771          (40,214)
                                                        ---------        ----------        ----------
                                                            5,512            26,506          (18,349)
                                                        ---------        ----------        ----------

   Net income (loss) according to US GAAP                (776,192)       (2,675,341)         270,749
                                                        =========        ==========        ==========

                                                       Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
----------------------------------------------------------------------------------------------------

Note 28 - Material Differences Between Israeli and US GAAP and their Effect on the
          Financial Statements (cont'd)

     B. The effect of the material differences between Israeli and US GAAP on the financial statements (cont'd)

     1.   Statements of operations (cont'd):

     b)   Earnings (loss) per ordinary share

                                                                   Year ended December 31
                                                        ---------------------------------------------
                                                           2002              2001              2000
                                                        ---------        ----------        ----------
                                                                       NIS thousands
                                                      -----------------------------------------------
  Basic earnings per ordinary share:

  As reported according to Israeli GAAP                  (51.518)          (177.89)             18.79
                                                      ===========       ===========        ==========

  As reported according to US GAAP:                       (51.15)          (176.14)             17.59
                                                      ===========       ===========        ==========

   Weighted average of number of shares
    and share equivalents according to
    US GAAP                                           15,173,291        15,188,463         15,384,206
                                                      ===========       ===========        ==========

   Diluted earnings (loss) per ordinary share:

   As reported according to Israeli GAAP                 (51.518)          (177.89)             18.70
                                                      ===========       ===========        ==========

   As reported according to US GAAP:                      (51.15)          (176.14)             17.52
                                                      -----------       -----------        ----------

   Weighted average of number of shares
    and share equivalents according to
    US GAAP                                           15,173,291        15,188,463         15,597,253
                                                      ===========       ==========         ==========


                                                                              Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-----------------------------------------------------------------------------------------------------------------------------

Note 28 - Material Differences Between Israeli and US GAAP and their Effect on the
          Financial Statements (cont'd)

     B. The effect of the material differences between Israeli and US GAAP on the financial statements (cont'd)

     2.   Balance sheet:

                                                                        December 31
                             ----------------------------------------------------------------------------------------------------
                                                  2002                                               2001
                             -------------------------------------------------     ----------------------------------------------
                               As reported       Adjustments         US GAAP        As reported     Adjustment         US GAAP
                             --------------    -------------     ------------      -------------   ------------     -------------
                                                                       NIS thousands
                             ----------------------------------------------------------------------------------------------------
  Investments in
   affiliates                   1,061,302           (28,840)       1,032,462          1,438,130        (31,868)      1,406,262
  Customers (9)                 2,041,156           471,517        2,512,673          2,245,732        449,268       2,695,000
  Investments
   and other
   receivables                    582,520            35,292          617,812          1,156,791         66,475       1,223,266
  Intangible assets
   after
   amortization (10)            2,442,865           111,566        2,554,431          1,463,228         27,114       1,490,342
  Total assets                 13,704,136           589,535       14,293,671         13,773,648        510,990      14,284,638

  Other payables
   (7)                          1,421,245            (2,478)       1,418,767          1,128,752         (3,720)      1,125,032
  Deferred interest (3)                 -                 -                -                  -          4,904           4,904
  Short-term
   liabilities (8)              2,359,985           482,227        2,842,212          1,846,459        449,267       2,295,726
  Convertible
   debentures (4)                 405,141               (18)         405,123            314,236           (362)        313,874
  Deferred taxes (2)              212,469            92,308          304,777            196,787         99,010         295,797
  Minority interests            1,557,774            37,152        1,594,926          1,393,906         23,808       1,417,714
  (6)
  Capital reserve
   for "available for
   sale" securities (1)                 -           (63,850)         (63,850)                  -           384             384
  Capital
   reserves(4)(5)(10)           2,490,435           166,894        2,657,329          2,186,389         65,908       2,252,297
  Retained
   losses(6)                   (1,027,752)         (122,699)      (1,150,451)          (246,048)      (128,211)       (374,259)
  Total
   shareholders'
   equity                       1,760,352           (19,655)       1,740,697          2,238,010        (61,919)      2,176,091


   (1)       Adjustment of value of investment securities to market value.
   (2)       Change in deferred taxes.
   (3)       Deferred gain on debt restructuring.
   (4)       Debentures issued with stock options.
   (5)       Share options issued to employees.
   (6)       Effects of the reconciliation to US GAAP.
   (7) Provision for employee severance benefits resulting from an efficiency program, financial derivatives.
   (8)       Securitization agreement.
   (9) Original differentials arising from the exchange of shares in the merger, and increasing the holdings in a consolidated company, as well as temporary differences with implementation of SAB 101, reversal of systematic provisions related to goodwill and intangible assets.
   (10) Transfer to statement of income of translation differences of autonomous investee in voluntary liquidation.

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

                                                            Year ended December 31
                                                 ---------------------------------------------
                                                    2002              2001              2000
                                                 ---------        ----------        ----------
                                                                NIS thousands
                                                 ---------------------------------------------
   Net earnings (loss) according to US
   GAAP                                         (776,192)        (2,675,350)         270,747
                                                ---------        -----------        ----------
  Other comprehensive earnings, after
   tax:
  Adjustments from translation of
   financial statements of investee
   companies                                     403,029            289,031          (92,950)
  Unrealized gains from securities (loss)        (55,185)            13,895          (43,748)
                                                ---------        -----------        ----------
  Total other comprehensive earnings*            347,844            302,926         (136,698)
                                                ---------        -----------        ----------

  Total comprehensive (loss) earnings           (428,348)        (2,372,424)         134,049
                                                =========        ===========        ==========

  *Tax component included in the item                  -                  -           (1,051)
                                                =========        ===========        ==========



Note 29 - Events (Unaudited) Subsequent to the Date of the Independent Auditors' Report.

On June 5, 2003, Koor sold 9,356,517 shares in MA Industries, for NIS 105.3 million (approximately $24.1 million on the date of sale) and the capital gain was about $3.5 million. Upon consummation of the sale, Koor will hold 49.8% of the voting capital of MA Industries.

The Company is considering continuing the consolidation of the financial statements of MA Industries.

                                                             Deloitte & Touche
                                                             Brightman Almagor


              INDEPENDENT AUDITORS' REPORT TO THE SHAREHOLDERS OF

                       SCOPUS NETWORK TECHNOLOGIES LTD.


We have audited the accompanying consolidated balance sheets of Scopus Network Technologies Ltd. (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2002 and 2001, and the consolidated results of its operations, changes in shareholders' equity and cash flows for each of the years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in Israel.

The financial statements have been prepared in U.S. dollars, as explained in
Note 2A.

/s/ Brightman Almagor & Co.

Brightman Almagor & Co.
Certified Public Accountants

Tel Aviv, Israel
April 1, 2003

                      Auditors' Report to the Partners of

                             Koor Venture Capital

         We have audited the accompanying balance sheets of Koor Venture Capital (hereinafter - "the Partnership") as at December 31, 2002 and 2001, and the related statements of operations, the result of its operations in partners' equity and cash flows, for each of the three years, the last of which ended December 31, 2002. These financial statements are the responsibility of the Partnership's Board of Directors and of its Management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         The investment in an investee company is presented at cost net of additional paid-in capital in respect to a transaction with a controlling interest, and not in accordance with the equity method, as required pursuant to the Statement of the Institute of Certified Public Accountants in Israel.

         In our opinion, except for not presenting the investment in an investee company in accordance with the equity method as mentioned above, the financial statements referred to above present fairly, in all material respects, the financial position of the Partnership as of December 31, 2002 and 2001, and the results of its operations, changes in partners, equity and its cash flows for each of the three years, the last of which ended December 31, 2002, in conformity with accounting principles generally accepted in Israel.

         As explained in Note 2, the above-mentioned financial statements are stated in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with opinions of the Institute of Certified Public Accountants in Israel.

                                          /s/ KOST FORER and GABBAY
Tel-Aviv, Israel                          KOST FORER & GABBAY
March 13, 2003                            A Member of Ernst & Young Global

                                   24/3/2003


Auditors' Report to the Shareholders of

Solkoor Marketing and Purthasung Ltd. (hereinafter - "the Company")

We have audited the accompanying balance sheets of Solkoor Marketing and Purchasing Ltd. as at December 31, 2002 and 2001, and the related statements of operations, shareholders' equity, for each of the three years, the last of which ended December 31, 2002. These financial statements are the responsibility of the Company's Board of Directors and of its Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that our plan and perform the audit to obtain reasonable assurance about whether financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and Management, as well as evaluating the overall financial statement presentation. We believe that our audits, and reports of the other auditors, provide a reasonable basis for our opinion.

In our opinion, based on our audit the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001 and the results of their operations, the changes in shareholders' equity for each of the three years, the last of which ended December 31, 2002, in conformity with accounting principles generally accepted in Israel.

As explained in notes, the above-mentioned financial statements are stated in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with opinions of the Institute of Certified Public Accountants in Israel.

                                          Sincerely yours,

                                          /s/ Yosef Shimony
                                          ------------------
                                          Yosef Shimony
                                          Certified Public Accountants (Isr.)

                                   24/3/2003



Auditors' Report to the Shareholders of

Koor Holding Ltd. (hereinafter - "the Company")

We have audited the accompanying balance sheets of Koor Holding Ltd. as at December 31, 2002 and 2001, and the related statements of operations, shareholders' equity, for each of the three years, the last of which ended December 31, 2002. These financial statements are the responsibility of the Company's Board of Directors and of its Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and Management, as well as evaluating the overall financial statement presentation. We believe that our audits, and the reports of the auditors, provide a reasonable basis for our opinion.

In our opinion, based on our audit, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001 and the results of their operations, the changes in shareholders' equity for each of the three years, the last of which ended December 31, 2002, in conformity with accounting principles generally accepted in Israel.

As explained in notes, the above-mentioned financial statements are stated in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with opinions of the Institute of Certified Public Accountants in Israel.

                                         Sincerely yours,

                                         /s/ Yosef Shimony
                                         -----------------
                                         Yosef Shimony
                                         Certified Public Accountants (Isr.)

                                24 March, 2003


Auditors' Report to the Shareholders of

Koor Trusts (1995) Ltd. (hereinafter - "the Company")

We have audited the accompanying balance sheets of the Company as at December 31, 2002 and 2001, and the related statements of operations, shareholders' equity, for each of the three years, the last of which ended December 31, 2002. These financial statements are the responsibility of the Company's Board of Directors and of its Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and Management, as well as evaluating the overall financial statement presentation. We believe that our audits, and reports of the other auditors, provide a reasonable basis for our opinion.

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001 and the results of their operations, the changes in shareholders' equity for each of the three years, the last of which ended December 31,2002, in conformity with accounting principles generally accepted in Israel.

As explained in notes, the above-mentioned financial statements are stated in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with opinions of the Institute of Certified Public Accountants in Israel.


                                          Sincerely yours,

                                          /s/ Yosef Shimony
                                          -----------------
                                          Yosef Shimony
                                          Certified Public Accountants (Isr.)

                               AUDITORS' REPORT

                            To the shareholders of


                       "ALDA" ISRAEL FOREIGN TRADE LTD.


We have audited the accompanying balance sheets of "Alda" Israel Foreign Trade Ltd. ("the Company") as at December 31, 2002 and 2001, and the related statements of operations, changes in deficiency and cash flows for each of the three years, the last of which ended December 31, 2002. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of a certain company the investment in which on the equity basis of accounting totaled NIS 9.4 million and NIS 7 million as of December 31, 2002 and 2001, respectively, and the Company's share in the net income losses of which totaled NIS 3.4 million, NIS (9.4), and NIS 3.4 million for each of the three years, the last of which ended December 31, 2002, respectively. These statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to data included for this certain company, is based solely on the reports of the other auditors.

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

In our opinion, except for the absence of information referred to in the preceding paragraph, based on our audits and the reports of the above-mentioned other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001, and the results of its operations, the changes in its equity and its cash flows for each of the three years, the last of which ended December 31, 2002, in conformity with accounting principles generally accepted in Israel.

As explained in Note 2, the above-mentioned financial statements are stated in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with opinions of the Institute of Certified Public Accountants in Israel.

Without qualifying our opinion, we wish to draw attention that the Company has restated its financial statements for the year ended December 31, 2001 and 2000 in order to retroactively reflect the effect of the operating results of an investee.

                                            /s/ KOST, FORER & GABBAY
                                            ------------------------
Tel-Aviv, Israel                            KOST, FORER & GABBAY
March 18, 2003                              A Member of Ernst & Young Global

Kost, Forer & Gabbay                                  Phone: 972-3-6232525
3 Aminadav St.                                        Fax:   972-3-5622555
Tel-Aviv 67067, Israel

                               AUDITORS' REPORT

                            To the shareholders of

                                KOOR TRADE LTD.

We have audited the accompanying balance sheets of Koor Trade Ltd. ("The Company") as at December 31, 2002 and 2001, and the related statements of operations, changes in equity (deficiency) and cash flows for each of the three years, the last of which ended December 31, 2002. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of a certain company the investment in which on the equity basis of accounting totaled NIS 79.7 million and NIS
77.3 million as of December 31, 2002 and 2001, respectively, and the Company's share in the net income losses of which totaled NIS 1.6 million, NIS (5.1) million and NIS 5.2 million for each of the three years, the last of which ended December 31, 2002, respectively. These statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to data included for this certain company, is based solely on the reports of the other auditors.

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

As no audited statements of other auditors were furnished, the investment in investee was included according to the adjusted book value as of December 31, 2001. The statement of operations does not include the Company's share in the results of operations of that investee for the year ended December 31, 2002.

In our opinion, except for the absence of information referred to in the preceding paragraph, based on our audits and the reports of the other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001, and the results of its operations, the changes in its deficiency and its cash flows for each of the three years, the last of which ended December 31, 2002, in conformity with accounting principles generally accepted in Israel.

As explained in Note 2, the above-mentioned financial statements are stated in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with opinions of the Institute of Certified Public Accountants in Israel.

Without qualifying our opinion, we wish to draw attention that the Company has restated its financial statements for the year ended December 31, 2001 in order to retroactively reflect the effect of the operating results of an investee whose investment in the financial statements for December 31, 2001 did not include its operating results for 2001.


Tel-Aviv, Israel                             /s/ KOST, FORER and GABBAY
March 18, 2003                               --------------------------
                                             KOST, FORER & GABBAY
                                             A Member of Ernst & Young Global

                                24 March, 2003

Auditors' Report to the Shareholders of
Koor Technologies Ltd (hereinafter - "the Company")


We have audited the accompanying balance sheets of the Koor Technologies Ltd as at December 31, 2002 and 2001, and the related statements of operations, shareholders' equity, for each of the three years, the last of which ended December 31, 2002. These financial statements are the responsibility of the Company's Board of Directors and of its Management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001 and the results of their operations, the changes in shareholders' equity for each of the three years, the last of which ended December 31, 2002, in conformity with accounting principles generally accepted in Israel.

As explained in the notes, the above-mentioned financial statements are stated in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with opinions of the Institute of Certified Public Accountants in Israel.



                                        Sincerely yours,

                                        /s/ Yosef Shimony
                                        --------------------------------
                                        Yosef Shimony
                                        Certified Public Accounts (Isr.)

                                24 March, 2003


Auditors' Report to the Shareholders of
Koor Peace Projects (1994) Ltd. (hereinafter - "the Company").


We have audited the accompanying balance sheets of the Koor Peace Projects
(1994) Ltd as at December 31, 2002 and 2001, and the related statements of operations, shareholders' equity, for each of the three years, the last of which ended December 31, 2002. These financial statements are the responsibility of the Company's Board of Directors and of its Management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001 and the results of their operations, the changes in shareholders' equity for each of the three years, the last of which ended December 31, 2002, in conformity with accounting principles generally accepted in Israel.

As explained in the notes, the above-mentioned financial statements are stated in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with opinions of the Institute of Certified Public Accountants in Israel.


                                        Sincerely yours,

                                        /s/ Yosef Shimony
                                        --------------------------------
                                        Yosef Shimony
                                        Certified Public Accounts (Isr.)

                         Independent Auditor's Report
                         ----------------------------


We have audited the accompanying balance sheets of Koor Electronics Ltd. (hereafter - the Company) as of December 31, 2002 and 2001, and the related statements of operations and changes in deficit for each of the three years in the period ended December 31, 2002. These financial statements are in the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001, and the results of its operations and changes in deficit for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

As explained in note 2, the above-mentioned financial statements are stated in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with opinions of the Institute of Certified Public Accountants in Israel.


                              /s/ Oren Horowitz & Co. - H. Wallenstein & Co.
                              ----------------------------------------------
                              OREN HOROWITZ & CO - H. WALLENSTEIN & CO
                              Certified Public Accountants (Isr.)

Ramat-Gan, Israel
March 17, 2003

Kost, Forer & Gabbay                                  Phone: 972-3-6232525
3 Aminadav St.                                        Fax:   972-3-5622555
Tel-Aviv 67067, Israel

                               AUDITORS' REPORT

                            To the Shareholders of

                              SOLOR AGENCIES LTD.

We have audited the accompanying balance sheets of Solor Agencies Ltd. ("the Company") as at December 31, 2002 and 2001, and the related statements of operations, changes in deficiency and cash flows for each of the three years, the last of which ended December 31, 2002. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001, and the results of its operations, the changes in its deficiency and its cash flows for each of the three years, the last of which ended December 31, 2002, in conformity with accounting principles generally accepted in Israel.

As explained in Note 2, the above-mentioned financial statements are stated in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with opinions of the Institute of Certified Public Accountants in Israel.

Without qualifying our opinion, we wish to draw attention to the matter discussed in Note 1a. to the financial statements. The Company has suffered losses amounting to approximately NIS 358 thousand for the year ended December 31, 2002 and has a working capital deficiency as of December 31, 2002 amounting to approximately NIS 1,762 thousand. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments for the amounts and classification of assets or the amounts and classification of liabilities that may result should the Company not be able to continue and to operate as a "going concern".

Tel-Aviv, Israel                             /s/ KOST, FORER & GABBAY
March 18, 2003                               ------------------------
                                             KOST, FORER & GABBAY
                                             A Member of Ernst & Young Global

                         INDEPENDENT AUDITORS' REPORT

                            To the Shareholders of

                         SHERATON MORIAH (ISRAEL) LTD.

We have audited the accompanying balance sheets of Sheraton Moriah (Israel) Ltd. ("the Company") as of December 31, 2002 and 2001, and the consolidated balance sheets - of the Company and on a consolidated basis - at such dates and the related statements of operations, shareholders' equity, and cash flows
- of the Company and on a consolidated basis - for each of the three years in the period ended December 31,2002. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits

We did not audit the financial statements of certain subsidiaries consolidated whose assets constitute 5.5% and 4% of the total consolidated assets as at December 31, 2002 and 2001, respectively, and whose revenues constitute 18.1 %, 19% and 26% of the total consolidated revenues for each of the three years ended December 31, 2002, respectively. The financial statements of those companies were audited by other auditors whose reports thereon were furnished to us and our opinion, insofar as it related to amounts included in respect thereof is based solely on the reports of the other auditors. Furthermore, the data included in the consolidated financial statements relating to the equity in investees are based on the financial statements audited by other auditors.

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

The financial statements of proportionately consolidated subsidiaries whose assets and revenues constitute 30% and 22.2% of the total consolidated assets and revenues at December 31, 2002 and for the year then ended, respectively, have not been approved by the management of these companies and, therefore, not yet received the respective auditor reports.

In our opinion, except for the possible effect of adjustments that might have been required had the financial statements noted in the preceding papragraph been received, based on our audits and on the reports of the other auditors, the financial statements referred to above present fairly, in all material respects, the financial position - of the Company and on a consolidated basis
- at December 31, 2002 and 2001 and the results of their operations, changes in shareholders' equity and cash flows - for the Company and on a conslidated basis - for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in Israel.

As explained in Note 2, the above-mentioned financial statements are stated in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.


/s/ Brightman Almagor & Co.                 /s/ Lion, Orlitzky & Co.
---------------------------                 ------------------------
Brightman Almagor & Co.                     Lion, Orlitzky & Co.
Deloitte Touche Tomatsu                     Certified Public Accountants (Isr.)
Certified Public Accountants (Isr.)

Tel Aviv, March 23, 2003

                                                              Deloitte
                                                              & Touche
                                                              Brightman Almagor


REPORT OF INDEPENDENT AUDITORS
TO THE SHAREHOLDERS OF
KNAFAIM - ARKIA HOLDINGS LIMITED

We have audited the accompanying balance sheet of Knafaim - Arkia Holdings Limited ("the Company") as of December 31, 2002 and the consolidated balance sheet as of the same date, and the related statements of income, shareholders' equity and cash flows - of the Company and consolidated - for the year ended December 31, 2002. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

The comparative figures as of December 31, 2001, and for each of the two years ended on that date, were audited by other auditors, the unqualified opinion of which was given on March 18, 2002.

We did not audit the financial statements of subsidiaries whose assets included in consolidation constitute approximately 0.8% of total consolidated assets as of December 31, 2002, and whose revenues included in consolidation constitute approximately 9.3% of total consolidated revenues for the year ended December 31, 2002. We also did not audit the financial statements of affiliated companies, the investment in which was U.S.$ 15,929 thousand as of December 31, 2002, and the Company's equity in their losses for the year ended December 31, 2002 was U.S.$ 2,021 thousand. These financial statements of those companies were audited by other auditors whose reports were furnished to us, and our opinion, insofar as it relates to the amounts included for those companies, is based on the reports of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position - of the Company and on a consolidated basis - as of December 31, 2002, and the results of operations, shareholders' equity and cash flows - of the Company and on a consolidated basis - for the year ended on that date in conformity with generally accepted accounting principles in Israel.

As described in Note 2A, the Company prepares its primary financial statements in values adjusted for changes in the general purchasing power of Israeli currency as measured by the changes in the exchange rate of the U.S. dollar in relation to the Israeli shekel, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel. The accompanying financial statements are a translation of the primary financial statements into U.S. dollars, as described in Note 2A.


/s/ Brightman Almagor & Co.
---------------------------
Brightman Almagor & Co.
Certified Public Accountants

Tel Aviv, March 24, 2003

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


Tel Aviv, March 18, 2002
                                             /s/ Luboshitz Kasierer
                                             -----------------------------------
                                             Luboshitz Kasierer
                                             Certified Public Accountants (Isr.)

            Israeloff, Trattner & Co. P.C.
            CERTIFIED PUBLIC ACCOUNTANTS - FINANCIAL CONSULTANTS
 1225 Franklin Avenue, Garden City, NY 11590 (518) 240-3300 Fax (516) 240-3318
                             www.israeloff.com

                        INDEPENDENT AUDITORS' REPORT


The Board of Directors of
Isram Wholesale Tours and Travel, Ltd. and Subsidiaries
(A Majority-Owned Subsidiary of Koor Industries Limited)

We have audited the accompanying consolidated balance sheets of Isram Wholesale Tours and Travel, Ltd. and Subsidiaries (a majority-owned subsidiary of Koor Industries Limited) as of December 31, 2002 and 2001, and the related consolidated statements of income (loss) and retained earnings, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Isram (Israel) Touring, Ltd., a wholly owned subsidiary, which statements reflect total assets of $1,248,000 and $1,734,000 as of December 31, 2002 and 2001, respectively, and total revenue of $3,145,000, $5,823,000 and $28,670,000 for the years ended
December 31, 2002, 2001 and 2000, respectively. These statements were audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to the amounts included for Isram (Israel) Touring, Ltd., is based solely on the report of the other auditors.

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

As more fully described in Note 1 to the financial statements, the Company has not tested goodwill for impairment and is continuing to amortize goodwill. The effects of this departure from accounting principles generally accepted in the United States of America, is not reasonably determinable.

In our opinion, based on our audits and the report of other auditors, except for the effects of amortizing goodwill instead of testing it for impairment, as discussed in the preceding paragraph, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Isram Wholesale Tours and Travel, Ltd. and Subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.


/s/ Israeloff, Trattner & Co. P.C.
----------------------------------
Garden City, New York
February 13, 2003, except as to foreign
operations, covered by the other auditors'
report, as to which the date is February 24, 2003

                                                              Deloitte
                                                              & Touche
                                                              Brightman Almagor

Auditors' Report to the Shareholders of
Mashal Alumina Industries Ltd.

We have audited the balance sheets of Mashal Alumina Industries Ltd. ("the Company") as at December 31, 2002 and 2001, and the related statements of operations, for each of the three years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

The financial statements do not include a statement of changes in shareholders' equity and a statement of cash flows as required in accordance with Opinions of the Institute of Certified Public Accountants in Israel.

In our opinion, except for the omission of the abovementioned information, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001, and the results of its operations, for each of the three years then ended in conformity with accounting principles generally accepted in Israel.

As explained in Note 2 the abovementioned financial statements are stated in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with Opinions of the Institute of Certified Public Accountants in Israel.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1B to the financial statements, the Company's recurring losses from operations and shareholders' deficiency raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 1B. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Brightman Almagor & Co.
---------------------------
Brightman Almagor & Co.
Certified Public Accountants

March 12, 2003

Auditors' Report to the Shareholders of
Koor Hanpakot Ltd.


We have audited the accompanying balance sheets of Koor Hanpakot Ltd. (the "Company") as of December 31, 2002 and 2001 and the related statements of operations, shareholders' equity and cash flows for each of the three years, the last of which ended December 31, 2002. These financial statements are the responsibility of the Company's Board of Directors and of its management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Israel and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001 and the results of its operations, the changes in its shareholders' equity and cash flows for each of the three years, the last of which ended December 31, 2002, in conformity with accounting principles generally accepted in Israel.

As explained in note 1b, the above-mentioned financial statements are stated in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with opinions of the Institute of Certified Public Accountants in Israel.

Tel-Aviv
February 23, 2003                         /s/ Kesselman & Kesselman
                                          -------------------------
                                          Kesselman & Kesselman
                                          Certified Public Accountants (Isr.)

                                March 16, 2003

                    Auditors' Report to the Shareholders of

                             Koor Properties Ltd.

I have audited the accompanying balance sheets of Koor Properties Ltd. (the "Company") as at December 31, 2002 and 2001, and the consolidated balance sheets of the Company and its subsidiaries as at such dates, and the related statements of operations, shareholders' equity, and cash flows, for each of the three years, the last of which ended December 31, 2002. These financial statements are the responsibility of the Company' s Board of Directors and of its Management. My responsibility is to express an opinion on these financial statements based on my audits.

I did not audit the financial statements of certain subsidiaries, whose revenues constitute 3% of the total consolidated revenues for the years ended December 31, 2000. The financial statements of those subsidiaries were audited by other auditors whose reports thereon were furnished to me. My opinion, insofar as it relates to amounts emanating from the financial statements of such subsidiaries, is based solely on the said reports of the other auditors. Furthermore, the data included in the financial statements relating to the net asset value of the Company' s investments in affiliates and to its share in their operating results is based on the financial statements of such affiliates, some of which were audited by other auditors.

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

In my opinion, based on my audits and on the reports of the above-mentioned other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of the Company and the consolidated financial position of the Company and its subsidiaries as of December 31, 2002 and 2001 and the results of their operations, the changes in shareholders' equity and their cash flows for each of the three years, the last of which ended December 31, 2002, in conformity with accounting principles generally accepted in Israel.

As explained in note 2, the above-mentioned financial statements are stated in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with opinions of the Institute of Certified Public Accountants in Israel.

                                                          /s/ Yosef Shimony
                                                          -----------------
                                                          Yosef Shimony
                                                          C.P.A (Isr.)

Kost, Forer & Gabbay                                  Phone:  972-3-6232525
3 Aminadav St.                                        Fax:    972-3-5622555
Tel-Aviv 67067, Israel


                        REPORT OF INDEPENDENT AUDITORS

                            To the Shareholders of

                      TELRAD CONNEGY COMMUNICATIONS INC.


         We have audited the accompanying consolidated balance sheet of Telrad Connegy Communications Inc. ("the Company") and its subsidiaries as of December 31, 2002, and the related consolidated statement of operations, changes in shareholders' equity and cash flows for the year ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2002, and the consolidated results of their operations and cash flows for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.


                                       /s/ Kost Forer and Gabbay

Tel-Aviv, Israel                       KOST FORER & GABBAY
January 24, 2003                       A Member of Ernst & Young International

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


/s/ BDO Seidman, LLP

January 25, 2002

                         Independent Auditor's Report
                         ----------------------------


We have audited the accompanying balance sheets of Telrad Business Communication Ltd. (hereafter -- the Company) as of December 31, 2002 and 2001, and the related statements of operations, changes in equity and of cash flows for each of the three years in the period ended December 31, 2002. These financial statements are in the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

As explained in note 2, the above-mentioned financial statements are stated in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with opinions of the Institute of Certified Public Accountants in Israel.


                               s/ Oren Horowitz & Co. - H. Wallenstein & Co.
                               --------------------------------------------
                               OREN HOROWITZ & CO - H. WALLENSTEIN & CO
                               Certified Public Accountants (Isr.)

                                                             Ramat-Gan, Israel
                                                             February 6, 2003

INDEPENDENT AUDITORS' REPORT
To The Stockholder and Board of Directors
Tadiran Electronic Industries, Inc.

We have audited the accompanying consolidated balance sheets of Tadiran Electronic Industries, Inc. and Subsidiary as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholder's equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tadiran Electronic Industries, Inc. and Subsidiary as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The additional information on pages 14 through 17 is presented for the purpose of additional analysis rather than to present the financial position and results of operations of the individual companies, and is not a required part of the basic consolidated financial statements. This additional information is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in our audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects when consolidated in relation to the basic consolidated financial statements taken as a whole.



/s/ Hoberman, Miller, Goldstein & Lesser, CPA's, P.C.

February 13, 2003

                                                             Deloitte & Touche
                                                             Brightman Almagor


              INDEPENDENT AUDITORS' REPORT TO THE SHAREHOLDERS OF
                           TADIRAN SPECTRALINK LTD.

We have audited the accompanying balance sheets of Tadiran Spectralink Ltd. ("the Company") as of December 31, 2002 and 2001 and the related statements of operations, changes in shareholders' equity, and cash flows for the three years in the period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express as opinion on those financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001, and the results of its operations, changes in its shareholders' equity and its cash flows for the three years in the period then ended in conformity with generally accepted accounting principles in Israel.

As explained in Note 2A, the financial statements are presented in U.S.
dollars.



/s/ Brightman Almagor & Co.
Certified Public Accountants

Tel Aviv
March 11, 2003

                                                             Deloitte & Touche
                                                             Brightman Almagor


                      INDEPENDENT AUDITORS' REPORT TO THE
                SHAREHOLDERS OF TADIRAN ELECTRONIC SYSTEMS LTD.


We have audited the accompanying balance sheets of Tadiran Electronic Systems Ltd ("the Company") as of December 31, 2002 and 2001 and the related statements of operations, changes in shareholders' equity (deficiency) and cash flows for each of the three years, in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001, and the results of its operations, changes in its shareholders' equity (deficiency) and its cash flows for each of the three years, in the period ended December 31, 2002, in conformity with generally accepted accounting principles in Israel.

As explained in Note 2A, the financial statements are presented in U.S.
dollars.

/s/ Brightman Almagor & Co.

Brightman Almagor & Co.
Certified Public Accountants

Tel Aviv
March 10, 2003

Kost, Forer & Gabbay                                  Phone:  972-3-6232525
3 Aminadav St.                                        Fax:    972-3-5622555
Tel-Aviv 67067, Israel


                               AUDITORS' REPORT

                            To the shareholders of

                         LUXEMBURG PHARMACEUTICAL LTD.


         We have audited the accompanying balance sheets of Luxemburg Pharmaceutical Ltd. ("the Company") as at December 31, 2002 and 2001, and the consolidated balance sheets as of such date and the related statements of operations, changes in equity and cash flows - of the Company and consolidated
- for each of the years ended on those dates. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We did not audit the financial statements of an affiliated companies, the investment in which on the equity basis of accounting totaled $264 thousand and $111 thousand as of December 31, 2002 and 2001, and the Company's share in the net income of which totaled $153 thousand and $371 thousand for each of the years ended on those dates. These statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to data included for this certain company, is based solely on the reports of the other auditors.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the significant estimates made by the Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, based on our audits and the reports of the above-mentioned other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001, and the results of its operations, the changes in its equity and its cash flows for each of the years ended on those dates, in conformity with accounting principles generally accepted in Israel.

         As explained in Note 2, the above-mentioned financial statements are stated in dollar adjusted for the changes at the rate of exchange of the dollar, in accordance with opinions of the Institute of Certified Public Accountants in Israel.

                                       /s/ Kost Forber and Gabbay

Tel-Aviv, Israel                       KOST FORER & GABBAY
March 4, 2003                          A Member of Ernst & Young International

Kost, Forer & Gabbay                                 Phone:  972-3-6232525
3 Aminadav St.                                       Fax:    972-3-5622555
Tel-Aviv 67067, Israel

                               AUDITORS' REPORT

                            To the shareholders of

                   LYCORED NATURAL PRODUCTS INDUSTRIES LTD.

         We have audited the accompanying balance sheets of Lycored Natural Products Industries Ltd. ("the Company") as of December 31, 2001 and 2000, and the consolidated balance sheets as of such dates and the related statements of income, changes in equity and cash flows - of the Company and consolidated - for each of the years ended on those dates. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We did not audit the financial statements of a certain subsidiary, whose assets included in consolidation constitute approximately 1% and 0.9% of total consolidated assets as of December 31, 2001 and 2000 respectively, and whose revenues included in consolidation constitute approximately 0% and 5.3% of total consolidated revenues for each of the years ended on those dates, respectively. The financial statements of those companies were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those companies, is based on the reports of the other auditors.

         We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respect, the financial position - of the Company and consolidated - as of December 31, 2001 and 2000, and the results of its operations, changes in its equity and its cash flows of the company and consolidated for each of the years ended on those dates, in conformity with generally accepted accounting principles.

         As explained in Note 2, the above-mentioned financial statements are stated in dollar adjusted for the changes at the rate of exchange of the dollar, in accordance with opinions of the Institute of Certified Public Accountants in Israel.

                                       /s/ Kost, Forer and Gabbay

Tel-Aviv, Israel                       KOST, FORER & GABBAY
February 24, 2002                      A Member of Ernst & Young International

                                 EXHIBIT LIST

      Exhibit No.   Description
      -----------   -----------

         1.1        Memorandum of Association of Koor Industries Ltd.*

         1.2        Articles of Association of Koor Industries Ltd.*

         1.3 Amendments to Articles of Association of Koor Industries Ltd. Pursuant to a General Meeting of Shareholders held on June 1, 2003.***

         2.1        Form of Ordinary Share Certificate.*

         2.2 Form of Deposit Agreement including Form of American Depositary Receipt.**

         4.1 Purchase Agreement, dated July 2, 2002, by and among Koor Industries Ltd., Elta Systems Ltd. and Elisra Electronic Systems Ltd.***

         4.2 Shareholders Agreement, dated November 2, 2002, by and among Koor Industries Ltd., Elta Systems Ltd. and Elisra Electronic Systems Ltd.***

         8.1        List of significant subsidiaries.***

        10.1        Certification of CEO and CFO of Koor Industries Ltd.
                    pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
                    Section 906 of the Sarbanes-Oxley Act of 2002.***

______________________

* Incorporated herein by reference to Koor Industries Ltd.'s Registration Statement on Form F-1 (Registration No. 333-97732) filed with the Securities and Exchange Commission on October 3, 1995.
** Incorporated herein by reference to Koor Industries Ltd.'s Registration Statement on Form F-6 (Registration No. 333-97758) filed with the Securities and Exchange Commission on October 4, 1995.
***      Filed herewith.