Form 20-F
period 2003-12-31
KOOR INDUSTRIES LTD
filed 2004-07-14
CIK 791531

================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 20-F

               Annual Report pursuant to Section 13 or 15(d) of
                      the Securities Exchange Act of 1934

                  For the fiscal year ended December 31, 2003

                        Commission file number 1-9178

                             KOOR INDUSTRIES LTD.
 -------------------------------------------------------------------------------
(Exact name of Registrant as specified in its charter and translation of
                        Registrant's name into English)

--------------------------------------------------------------------------------
                                    Israel
       -----------------------------------------------------------------
                (Jurisdiction of incorporation or organization)

                14 Hamelacha Street, Rosh Ha'ayin 48091, Israel
       -----------------------------------------------------------------
                   (Address of principal executive offices)

                   Securities registered or to be registered
                    pursuant to Section 12(b) of the Act:

                                                  Name of Each Exchange
       Title of Each Class                         On Which Registered
-------------------------------------   ----------------------------------------

    American Depositary Shares, Each            New York Stock Exchange
       Representing 0.20 Ordinary
  Shares, Par Value NIS 0.001 Per Share


--------------------------------------------------------------------------------
                  Securities registered or to be registered
                    pursuant to Section 12(g) of the Act:

                                     None
       -----------------------------------------------------------------
                               (Title of Class)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
             Securities for which there is a reporting obligation
                    pursuant to Section 15(d) of the Act:

                                     None
       -----------------------------------------------------------------
                               (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:
                       15,993,135 Ordinary Shares, Par Value NIS 0.001 Per Share
--------------------------------------------------------------------------------


Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:


         Yes   X           No
             -----             -----


Indicate by check mark which financial statements the registrant has elected to follow:


         Item 17   X       Item   18
                 -----          -----

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

         In this annual report, unless otherwise specified or unless the context otherwise requires, all references to "$" or "dollars" are to U.S. dollars and all references to "NIS" are to New Israeli Shekels. Unless otherwise stated, certain amounts reported in adjusted NIS on Koor's consolidated financial statements for the year ended December 31, 2003 have been translated into U.S. dollars for the convenience of the reader at the exchange rate of the dollar on December 31, 2003 (NIS 4.379 = $1.00), as published by the Bank of Israel (see Note 2B(1) to our consolidated financial statements included elsewhere in this annual report). Therefore, it is possible to compute the dollar equivalent of any of the figures in adjusted NIS by dividing such NIS by the rate of exchange at December 31, 2003.

         In this document, all references to Koor's percentage of equity ownership in its subsidiaries are prior to having taken into account the possible dilution that may be caused by the exercise of options granted to executive officers of certain subsidiaries or of other convertible securities.


                               TABLE OF CONTENTS

                                    PART I



                                                                                                                Page
                                                                                                                ----

Item 1.     Identity of Directors, Senior Management and Advisers.................................................1
Item 2.     Offer Statistics and Expected Timetable...............................................................1
Item 3.     Key Information.......................................................................................1
Item 4.     Information on the Company...........................................................................13
Item 5.     Operating and Financial Review and Prospects.........................................................47
Item 6.     Directors, Senior Management and Employees...........................................................70
Item 7.     Major Shareholders and Related Party Transactions....................................................82
Item 8.     Financial Information................................................................................84
Item 9.     The Offer and Listing................................................................................89
Item 10.    Additional Information...............................................................................91
Item 11.    Quantitative and Qualitative Disclosures About Market Risk..........................................105
Item 12.    Description of Securities Other than Equity Securities..............................................107

                                    PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies.....................................................108
Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds........................108
Item 15.    Controls and Procedures.............................................................................108
Item 16A.   Audit Committee Financial Expert....................................................................108
Item 16B.   Code of Ethics......................................................................................108
Item 16C.   Principal Accountant Fees and Services..............................................................109

                                   PART III

Item 17.    Financial Statements................................................................................110
Item 18.    Financial Statements................................................................................110
Item 19.    Exhibits............................................................................................110

Index to Consolidated Financial Statements......................................................................F-1

Item 1    Identity of Directors, Senior Management and Advisers.

          Not Applicable.

Item 2.   Offer Statistics and Expected Timetable.

          Not Applicable.

Item 3.   Key Information.

Selected Financial Data

         The following selected consolidated financial data as of December 31, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003 has been derived from our audited consolidated financial statements. These financial statements have been prepared in accordance with generally accepted accounting principles in Israel, or Israeli GAAP, which differ in certain respects from U.S. GAAP (see Note 28 to our consolidated financial statements included elsewhere in this annual report), and audited by KPMG Somekh Chaikin, independent certified public accountants in Israel. The consolidated selected financial data as of December 31, 1999, 2000 and 2001 and for the years ended December 31, 1999 and 2000 have been derived from other audited consolidated financial statements not included in this annual report and have also been prepared in accordance with Israeli GAAP and audited by KPMG Somekh Chaikin. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to "Item 5, Operating and Financial Review and Prospects" and the consolidated financial statements and notes thereto and other financial information included elsewhere in this annual report.

         The financial data amounts are expressed in adjusted NIS or in dollars. For the convenience of the reader, the 2003 data contains translation of NIS into dollars. No representation is made that NIS amounts have been, could have been or can be converted into dollars at the prevailing rate on December 31, 2003, or at any other rate. All figures have been adjusted to reflect the increase in the Israeli Consumer Price Index, or CPI, and are accordingly all expressed in terms of the purchasing power as of December 31, 2003, and not in the figures as originally reported.

                                                                      Year Ended December, 31
                                         ----------------------------------------------------------------------------------
                                           1999           2000          2001          2002          2003           2003
                                         -------        --------     ---------     ---------     --------        ----------
                                                          (In thousands, except share and per share data)
                                                        Adjusted NIS as of December 31, 2003                     US Dollars
                                         ----------------------------------------------------------------        ----------
Operating Data:
Israeli GAAP:
Net sales...........................      9,784,752      8,292,026     7,463,419      7,099,790      7,690,430     1,756,207
Gross profit........................      2,446,831      2,094,776     1,697,733      1,784,010      2,297,486       524,660
Operating earnings..................        749,058        713,507       358,437        479,864        896,285       204,678
Financial expense, net..............        335,915        323,051       432,437        408,437        228,200        52,112
Other income (expense), net.........        234,332        168,037      (622,660)         5,824      (219,721)      (50,176)
Minority interest, net..............        (8,527)       (54,102)         8,367        (60,049)     (202,807)      (46,314)
Net earnings (loss) from continuing
  activities........................        616,094         56,722   (2,621,648)      (766,969)         46,362        10,587
Result of discontinued
  activities, net...................       (34,222)        226,928      (29,279)              -              -             -
Net earnings (loss).................        581,873        283,650   (2,650,927)      (766,969)         46,362        10,587

Basic earnings (loss) per share.....          36.98          18.44      (174.54)        (50.55)           2.95          0.67
Weighted average number of shares
  used in computing basic earnings
  (loss) per share..................     15,737,564     15,384,206    15,188,463     15,173,291     15,716,725    15,716,725

Diluted earnings (loss) per share...          36.63          18.36      (174.54)        (50.55)           2.95          0.67
Weighted average number of shares
  used in computing diluted earnings
  (loss) per share..................     16,062,126     15,597,253    15,188,463     15,173,291     15,716,725    15,716,725

U.S. GAAP:
Income (loss)  before extraordinary
  item..............................        564,182        265,647   (2,624,921)      (761,561)      (105,308)      (24,048)

Net income (loss)...................        569,983        265,647   (2,624,921)      (761,561)      (105,308)      (24,048)
Basic earnings (loss) per ordinary
  share.............................          36.22          17.26      (172.81)        (50.18)         (6.81)        (1.56)
Basic earnings (loss) per ADS.......           7.24           3.45       (34.56)        (10.04)         (1.36)        (0.31)
Diluted earnings (loss) per ordinary
  share.............................          35.87          17.19      (172.81)        (50.18)         (6.81)        (1.56)
Diluted earnings (loss) per ADS.....           7.18           3.43       (34.56)        (10.04)         (1.36)        (0.31)

Balance Sheet Data:
Israeli GAAP:
Working capital.....................        964,418      1,047,465     1,859,986      1,160,293      1,046,276       238,930
Total assets........................     18,406,712     15,704,961    13,514,082     13,432,798     11,869,757     2,710,609
Short-term debt.....................      3,771,300      2,856,290     1,811,662      2,315,499      1,577,402       360,220
Long-term debt......................      4,313,120      3,518,561     4,934,834      4,339,578      3,119,837       712,454
Shareholder's equity................      4,646,250      4,563,106     2,195,834      1,727,169      1,740,393       397,441

U.S. GAAP:
Total assets........................     18,608,143     15,868,340    14,015,442     14,024,235     11,975,442     2,734,744
Shareholder's equity................      4,686,035      4,446,313     2,135,082      1,707,885      1,662,480       379,648
Number of shares outstanding........     15,730,971     15,192,379    15,168,884     15,173,377     15,741,160    15,741,160

Exchange Rate Information

         The following table shows, for each of the months indicated the high and low exchange rates between New Israeli Shekels and U.S. dollars, expressed as shekels per U.S. dollar and based upon the daily representative rate of exchange as reported by the Bank of Israel:

Month                                        High (NIS)          Low (NIS)
------------------                           ---------------     ---------------
January 2004...............................      4.483               4.371
February 2004..............................      4.493               4.437
March 2004.................................      4.535               4.483
April 2004.................................      4.599               4.515
May 2004...................................      4.634               4.555
June 2004..................................      4.552               4.490

         The following table shows, for periods indicated, the average exchange rate between New Israeli Shekels and U.S. dollars, expressed as shekels per U.S. dollar, calculated based on the average of the exchange rates on the last day of each month during the relevant period as reported by the Bank of Israel:

Year                                                         Average (NIS)
--------------                                               -------------------
1999.......................................................        3.142
2000.......................................................        4.078
2001.......................................................        4.203
2002.......................................................        4.738
2003.......................................................        4.530

         On July 13, 2004, the exchange rate was NIS 4.485 per U.S. dollar as reported by the Bank of Israel.

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

         We did not pay or declare any dividend for 2003, 2002 or 2001. We paid final dividends of NIS4.10 per share in 2000.

Risk Factors

         Risks Related to Koor

We depend on our subsidiaries and affiliates for dividends and management fees.

         We conduct our business primarily through our wholly and partially owned subsidiaries and affiliates, and are partially dependent upon management fees and cash distributions from our subsidiaries and affiliates as a source of cash flow for funding our corporate level activities. We received management fees in the amount of NIS 25 million and NIS 36 million in 2003 and 2002, respectively, pursuant to management agreements between us and several of our subsidiaries and affiliates. In addition, in 2003 and 2002 we received NIS 23 million and NIS 31 million, respectively, in dividends from subsidiaries, of which NIS 18 million and NIS 21 million, respectively, was received from Makhteshim-Agan Industries Ltd., or MA Industries.

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

         For the years ended December 31, 2003 and 2002, our telecommunication equipment business accounted for approximately 10.4% and 11.5%, respectively, of our consolidated net sales. Our business in this industry is primarily conducted through our consolidated subsidiary Telrad. We also own approximately 31% of ECI Telecom Ltd., or ECI, a publicly traded company engaged in the telecommunication equipment business, whose results are not consolidated in our financial statements, but are accounted for based on the equity method. Telrad's systems and ECI's systems are used by telecommunications carriers and service providers. From 2001 through the first half of 2003, many telecommunications carriers and service providers in markets throughout the world experienced substantial declines in sales and revenues and incurred significant operating losses. In addition, many carriers and service providers stopped deploying new networks or ceased operations completely and are no longer potential users of Telrad's products or ECI's products. The general worldwide economic downturn has curtailed the ability of existing and prospective carriers and service providers to finance purchases of products such as Telrad's and ECI's, leading to a sharp decline in orders for new telecommunications equipment. Although there are indications that the downturn may be ending, we cannot predict whether the markets will fully recover or the downturn will continue for a long period of time.

         For these reasons, Telrad and to a lesser extent ECI, have experienced severe declines in sales since the beginning of 2001 and were forced to take substantial measures to reduce expenses during 2001, 2002 and 2003, including downsizing manpower, streamlining operations and divestiture of non-core businesses. As a result of the losses incurred by ECI during 2001 and 2002, we wrote-down the book value of our investment in ECI below its equity value to us and wrote-off the excess goodwill relating to that investment. Following a valuation of ECI performed by an independent appraiser in November 2003, we reversed the loss from decline in value of approximately NIS 73 million. The reversal of this loss was charged against the capital reserve from foreign currency translation adjustments (credit), which was realized when the provision was created. Under U.S. GAAP, however, this loss was not reversed As of December 31, 2003, the balance of our investment in ECI was approximately NIS 726 million, reflecting our share in ECI's equity.

         In the second half of 2003, we perceived an improvement in the general market for telecommunications equipment. However, we are unable to predict the duration of this trend or the extent of any impact that it may have on our revenues or results of operations. Any return to a prolonged and substantial curtailment of growth in the telecommunications industry will likely have an adverse impact, which may be material, on our business, financial condition and results of operations. In addition, market perception that these conditions could have an impact upon us may harm the trading price of our ordinary shares, whether or not our business or results of operations are actually affected.

We need to develop and introduce new products in the telecommunication equipment and defense electronics businesses in order to remain competitive in those industries. We are also partially dependent on licensed technology.

         For the years ended December 31, 2003 and 2002, our telecommunication equipment and defense electronics businesses accounted for approximately 27.1% and 35.2%, respectively, of our consolidated net sales, and 60.9% and 68.8%, respectively, of our total consolidated research and development expenses. In addition, for the years ended December 31, 2003 and 2002, our investment in ECI accounted for 60.9% and 65.4%, respectively, of our total investments in the telecommunications equipment industry. The businesses and markets in these segments are characterized by rapid technological development. Consequently, the ability to anticipate changes in technology and to develop and introduce new and enhanced products incorporating such new technologies on a timely basis will be significant factors in the ability of these businesses to grow and remain competitive. We cannot assure you that we will be able to develop new products and technologies on a timely basis in order to remain competitive in the telecommunication equipment and defense electronics industries. In addition, one of our objectives is to continue to seek to apply several of the advanced technologies developed in our defense electronic businesses to new commercial products. However, we cannot assure you that such technologies will be successfully applied or that markets will develop for such products.

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

Telrad, one of our significant subsidiaries, depends on one key customer.

         Telrad, one of our significant subsidiaries, is substantially dependent upon its relationship with Nortel as a key supplier of technology and as a key customer of Telrad's products. For the years ended December 31, 2003 and 2002, approximately 8.5% and 8.6%, respectively, of our consolidated net sales and 51.4% and 69.1%, respectively, of Telrad's sales were derived from sales to Nortel. Accordingly, Telrad's sales volume is directly influenced by Nortel's sales forecasts and actual purchases. Although we and Telrad believe that the relationship with Nortel is generally good, if such relationship was to be terminated or diminished for any reason, it could have a material adverse affect on Telrad's business, financial condition or results of operation, which may have an adverse effect on our business as a whole.

We rely on the expiration of patents and depend on regulatory approval in the agrochemicals industry.

         For the years ended December 31, 2003 and 2002, our agrochemicals business accounted for approximately 67.5% and 58.3%, respectively, of our consolidated net sales. Several of our subsidiaries specialize in the improvement and production of generic agrochemical products, which are products that are based on expired patents. Development of new generic products requires substantial expenditures for research and development, product registration, construction of production lines and marketing in support of new product introduction. An important component for the growth of the agrochemicals business is the successful introduction of new generic chemical products to the market in a timely manner (promptly after patents expire). Reintroduction of any new legislation to extend the life of patents on chemical products could adversely affect the ability of the agrochemicals business to introduce new products.

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

Our investments in hi-tech companies involve a high degree of risk.

         Through Koor Corporate Venture Capital, or Koor CVC, we invest from time to time in start-up companies and venture capital funds. As of December 31, 2003, we had invested, through Koor CVC, approximately $132 million in the start-up companies and venture capital funds in Koor CVC's portfolio, excluding Koor CVC's initial investment in Scopus Network Technologies (originally Tadiran Scopus). In June 2003, Koor CVC sold most of its commitment to its portfolio venture capital funds to a secondary venture capital fund. As a result of this sale, Koor CVC's future commitment to invest in these venture capital funds was reduced by $22 million to $14 million. As of December 31, 2003, Koor CVC's commitment to invest in start-up companies and venture capital funds further declined to approximately $9 million. This amount may be drawn upon by the funds at any time over the next 1-5 years, based upon their needs.

         During 2003, through Koor CVC, we invested in and made loans to startup companies and our portfolio venture capital funds in the amount of approximately $4 million. Our investment in hi-tech and venture capital companies carries with it a high level of risk. The main risk factors are:

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

         On March 4, 2002, Tadiran (which committed to indemnify ECI on any damage resulting from the issues under review by the Israeli Antitrust Authority), TTL and Telrad received notice from the Israeli Antitrust
Authority that the Israeli Antitrust Authority is considering the possibility of bringing each of these companies to trial for offenses against the Israeli Antitrust Law, as a result of the actions of these companies with regard to the supply of public switches between the years of 1993 and 1997. The Israeli Antitrust Authority's notice states that the allegations against Telrad and Tadiran in the field of N.T.R. are still being reviewed by the commissioner of the Israeli Antitrust Authority. We are currently negotiating with the Israeli Antitrust Authority in an effort to conclude the proceedings related to the Authority's investigation.See also note 18A to our consolidated financial statements included elsewhere in this annual report.

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

         For the years ended December 31, 2003 and 2002, sales of military products accounted for approximately 16.8% and 23.8%, respectively, of our consolidated net sales. Around the world and in Israel demand for military products has been generally declining during the past few years. This ongoing trend has negatively affected the size and rate of receipt of orders and resulted in a decrease in backlog to NIS 2.2 billion as of December 31, 2003 compared to NIS 3.0 billion as of December 31, 2002. In order to counter the decrease in the Israeli budget, we are seeking to increase our position in international markets by identifying additional potential avenues for growth; however, we may not be successful in doing so. In the event that general military expenditures continue to decline worldwide and are reduced in Israel for systems or projects of the type we produce or perform, and are not offset by greater foreign sales or other new systems or products, there will be a reduction in the volume of contracts or subcontracts we are awarded. Such reductions may result in a material adverse effect on our results of operations and financial condition.

Risks Related to Israel

Exchange rate fluctuations and inflation in Israel impact our business.

         A significant portion of the sales of our major subsidiaries and affiliates are made outside Israel in dollars or other non-Israeli currencies while these companies incur significant portions of their expenses in NIS. Alternatively, some subsidiaries and affiliates whose sales are principally in NIS incur expenses in dollars or in other non-Israeli currencies. For example, a significant portion of the sales of our telecommunication equipment, defense electronics and the agrochemicals businesses are in dollars, whereas a significant portion of these businesses expenses are incurred in NIS and are partially linked to the Israeli CPI. In addition, certain borrowings are linked to the dollar or other non-Israeli currencies or to the CPI. During the calendar years 2001, 2002 and 2003, the annual rate of inflation was approximately 1.4%, 6.5%, and -1.9%, respectively, while the NIS depreciated against the dollar by approximately 9.3%, 7.3% in 2001 and 2002, respectively, and appreciated against the dollar by approximately 7.6% in 2003. Consequently, during the calendar years 2001, 2002 and 2003, the annual rate of inflation as adjusted for devaluation was approximately -7.9% and -0.8%, and 5.7%, respectively. Continued deflation in Israel or a delay in or lack of any devaluation of the NIS in relation to the dollar or other currencies may have a material adverse effect on our results of operations and financial condition.

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

         We derive and expect to continue to derive benefits from various programs and laws in Israel including tax benefits relating to our "approved enterprise" programs and grants from the Office of the Chief Scientist, or OCS, for research and development. For the years ended December 31, 2003 and 2002, our consolidated companies received government grants in the fields of research and development of approximately NIS 21 million and NIS 25 million, respectively. To be eligible for these grants, programs and tax benefits, we must continue to meet certain conditions, including making certain specified investments in fixed assets from our equity. From time to time, the Israeli government has discussed reducing or eliminating the availability of these grants, programs and benefits. A change in government policy in these areas would likely have a negative affect on our results of operation and financial condition.

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

         Benefits are conditional upon the fulfillment of terms set forth by law or in deeds of approval. Non-fulfillment of such terms could cause cancellation of the approved enterprise benefits, in whole or in part, and the return of previously provided benefits plus interest and linkage differentials. As of December 31, 2003, our subsidiaries and the companies in which we have invested which have been granted "approved enterprise" status have complied with the terms set forth above.

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

         The address of our registered office is 14 Hamelacha Street, Rosh Ha'ayin 48091, Israel, and our telephone number is +972-3-900-8333. The address of our Internet website is: www.koor.com. Our ADSs are listed on the New York Stock Exchange and our ordinary shares are listed on the Tel-Aviv Stock Exchange.

General

         We are a diversified investment holding company. We are engaged, through our direct and indirect, wholly and partially owned subsidiaries and affiliates, in the following core businesses: telecommunication equipment, defense electronics and agrochemicals as well as in other businesses. We are also engaged in investment in new technologies in the telecom and life science fields. For the years ended December 31, 2003 and 2002, international sales represented approximately 86.7% and 78.2%, respectively, of our consolidated net sales. A majority of our sales are derived from businesses in which we are the leading producer or provider of such goods and services in Israel. For the year ended December 31, 2003, we reported consolidated net sales of approximately NIS 7,690 million ($1.8 billion), consolidated operating profit of approximately NIS 896 million ($205 million) and a consolidated net income of approximately NIS 46 million ($11 million).

Business Overview

         Strategy

         In October 1997, as a result of several transactions, the Claridge Group (comprised of Claridge Israel Ltd. and affiliated entities) became our largest shareholder. During January 1999, Claridge Israel Ltd. transferred its holdings to Claridge Israel L.L.C. which, during December 2003, transferred half of its holdings to Esarbee Investments Limited. As of June 30, 2004, Claridge Israel L.L.C. and Esarbee Investments Limited together held approximately 29.40% of our outstanding ordinary shares (15.03% held by Claridge Israel L.L.C. and 14.37% held by Esarbee Investments Limited). Beginning in July 1998, we initiated an extensive corporate restructuring program, designed to transform Koor into a diversified investment holding company with controlling stakes in leading high-growth, export-oriented Israeli companies. Based on these criteria, we have made the strategic decision to focus on three businesses: telecommunication equipment, defense electronics and agrochemicals. Despite the downturn in the telecom industry, we still believe that our holdings in these businesses have the potential to grow internally, as well as through mergers and acquisitions.

         We have implemented key elements of our strategy to date, including a substantial capital reallocation process, in which proceeds from the sale of low growth domestic businesses have been re-invested to increase our stakes in our core businesses. In this regard during the years 1999 through 2001 we divested ourselves of our non-core holdings, including our interests in Koor Insurance Agency, Koor Finance, Contahal, Merhav, the Switching Division of Tadiran

Telecommunications, Tekem, Tadiran Information Systems, Koor Metals, Phoenicia, Yonah, Tadiran Com, Tadiran Telematics, Mashav, Merkavim Metal Works Ltd., Middle East Tube Co. Ltd. and the Q Group PLC. We also sold real estate assets of Koor Properties for approximately NIS 47 million in 2001 and real estate assets of Tadiran for approximately NIS 273 million in March 2002.

         During 2003, we and our portfolio companies continued to take active measures to adapt to the changing business climate and to continue to implement our strategic plan. These measures include bringing in new strategic partners; identifying new market opportunities; focusing on core competencies, while divesting non-core assets; and streamlining group operations. During 2003, our portfolio companies took the following steps in implementing our strategic plan:

     o MA Industries built on its strategy for generating growth through acquisitions and in-house development, while strengthening its presence in European and North American markets. MA Industries benefited from its acquisition in 2002 of 11 high margin products and the licenses and distribution rights related to these products from Bayer CropScience and Feinchemie Schwebda. In April 2003, a subsidiary of MA Industries acquired the outstanding shares of Nutriblend Ltd., an English company engaged in the blending and marketing of vitamins, for approximately 3 million euros.

     o ECI continued to implement its strategic plan, which included: focusing on its core optical networks, bandwidth management and broadband access businesses; exiting non-core activities; streamlining operations while improving the organizational structure; and strengthening its financial position. As part of this plan, in April 2003, ECI sold most of the assets and liabilities of Innowave ECI Wireless Systems Ltd., a subsidiary of ECI, to Alvarion Ltd. In May 2004, ECI distributed the majority of its shares in ECtel Ltd., or ECtel, to its shareholders, reducing its holdings of ECtel's shares from approximately 58.4% to approximately 16.0%. As a result of our shareholdings in ECI, following this distribution, we hold a direct 12.9% interest in ECtel.

     o Telrad completed a major reorganization plan initiated in 2002, which included reducing expenses through staff reduction; merger of businesses; and rescheduling of bank debt. Telrad also leveraged its customer relationships and signed new agreements to supply products to countries in Africa, South America and Asia Pacific. In 2003, Telrad returned to profitability and recorded a significant improvement in its balance sheet.

     o The Elisra Group countered challenging international defense markets and domestic budget cuts by initiating a comprehensive aggressive sales and marketing effort. Elisra expanded of its international customer base, and broadened its geographic sales mix.

     o Koor CVC continued to work closely with its portfolio companies to seek out new markets and attract new investors. Koor CVC further prioritized its cash commitments by selling most of its venture capital funds portfolio in 2003, freeing resources for direct investments in promising companies within its portfolio. Our Telecommunication Equipment Business

         Our telecommunication equipment business is conducted primarily through ECI and Telrad.

         Our telecommunication equipment business generated NIS 796 million and NIS 814 million of sales in 2003 and 2002, respectively, representing 10.4% and 11.5%, respectively, of our consolidated net sales for such years. International sales accounted for 90.7% and 89.2% of our telecommunication equipment business' sales for 2003 and 2002, respectively.

         Excluding sales of ECI, which are not consolidated in our results of operations, a majority of the sales made by our telecommunication equipment business are made to one principal customer: Nortel. In 2003 and 2002, sales to Nortel represented 55% and 52%, respectively, of our telecommunication equipment business' sales. As described below under "Relationship with Nortel," in May 2000, we, Telrad and Nortel entered into an agreement to establish a new company under the name Nortel Networks Israel (Sales and Marketing) Ltd., or Nortel Israel. Nortel Israel acquired and operates Telrad's public switching and TX1 Systems businesses, which currently comprise the majority of Telrad's sales to Nortel. Prior to October 2003, we and Telrad held a 28% stake in Nortel Israel; however, in October 2003, we and Telrad exercised a put option and sold our entire holdings in Nortel Israel to Nortel. As a result, as of December 31, 2003, we no longer held any shares of Nortel Israel.

         The principal companies in our telecommunication equipment business are:

                           Percentage
                           Of Equity
                           Ownership     Principal Products and Services
                           ---------     ---------------------------------------
ECI Telecom Ltd.             30.61%      Telecommunication equipment and systems
Telrad Networks Ltd.        100.00%      Telecommunication equipment and systems


         ECI Telecom Ltd. (ECI)

         ECI is a provider of network and access solutions for digital communications networks. ECI designs, develops, manufactures, markets and supports digital telecommunications solutions for evolving new services and converging networks. ECI's products and platforms are designed to create and manage bandwidth, maximize revenues for network operators, reduce operating expenses, expand capacity, improve performance and enable new revenue-producing services. In doing so, they enhance the capabilities of existing networks to support voice, data, video, multimedia services. ECI's equipment supports traffic on more than 500 service networks in over 145 countries.

         In December 2003, ECI entered into a strategic relationship agreement with Nortel Networks. Under the agreement, ECI and Nortel agreed to deliver broadband access networking solutions that will address the increasing global demand for multimedia and triple play services (voice, video and data).

         Since the beginning of 2003, ECI's core businesses have been operated primarily through the following two divisions, although it has certain other operations and interests:

     o The Broadband Access Division (formerly known as the Inovia(R)Broadband Access Division), which develops, manufactures, markets and sells innovative access products that enable telecommunications service providers to mass deploy broadband networks and offer a variety of new advanced services. The division's primary product is the Hi-FOCuS, a Multi-Service Access Gateway solution based on a variety of transmission technologies and networking protocols. Facilitating the demand for bandwidth and advanced services, Hi-FOCuS supports interactive TV, or iTV, over digital subscriber lines, or DSL; games over DSL; video broadcast; video on demand and teleworking (including remote local area network, or LAN, access and video conferencing); small office/home office, or SOHO, applications; transmission of digital video over copper lines; and voice over DSL, among other residential subscriber applications. The Broadband Access Division's customers are principally incumbent local exchange carriers and large operators and include Deutsche Telekom AG and France Telecom.

     o The Optical Networks Division (formerly known as the Lightscape(TM)Optical Networks Division and includes the former Enavis division), which provides telecommunications service providers with metropolitan and regional intelligent and flexible multi-service optical transmission solutions. Its products enable end-to-end transport of voice and data circuits from the user's premises to high-capacity optical backbones, support the process of streamlining the use of optical networks and allow telecommunications service providers to offer additional services with greater efficiency. Its primary product is the XDM, a multi-service provisioning platform, or MSPP. The XDM integrates, within a single shelf, the functions of dense wavelength division multiplexing, or DWDM, a method of multiplexing signals by transmitting them at different wavelengths through the same optic fiber, intelligent optical networking multiplexer, broadband, narrowband, wideband and digital cross connects, IP L2 switching and asynchronous transport mode, or ATM, switching as well as streaming support and synchronous digital hierarchy, or SDH, add-drop multiplexers. This all-in-one optical platform enables a significant savings in network deployment costs.

         In addition, ECI operates in the areas of fraud prevention solutions and in next generation telephony solutions via its minority interests in the following companies:

     o Veraz Networks Inc., or Veraz, a private company in which ECI holds a 43% interest, that designs, markets and sells carrier-class packet telephony solutions. These solutions help telecommunications service providers in establishing the carrier-class new voice infrastructure necessary to provide toll quality, large scale, international and national, IP telephony services (including voice, fax and voice band data traffic). Its holding in Veraz enables us to maintain a foothold in an important strategic market, while at the same time focusing internal resources on our core businesses. In addition to its packet telephony products, Veraz also operates in the DCME market of bandwidth optimization solutions, with more than 11,000 traffic compression systems

        (DTXTM-600 and DTX-360) installed in 140 countries. DCME systems simultaneously compress toll quality voice, fax, voice band data, native data, and signaling. The system improves transmission media efficiency and helps achieve maximum bandwidth utilization and guaranteed QoS provision of traffic payloads. Veraz was formed in December 2002, by the combination of the principal activities of ECI's NGTS operations with those of NexVerse Networks, Inc., ECI invested $10 million in the new entity.

     o ECtel Ltd., or ECtel (Nasdaq: ECTX), a publicly traded company in which ECI held a 58.4% interest as of December 31, 2003. On May 10, 2004, ECI distributed the majority of its shares in ECtel to its shareholders, including us, reducing its holdings in ECtel to approximately 16.0% and resulting in our direct ownership of a approximately 12.9% interest in ECtel. ECtel is a developer and global provider of revenue assurance solutions for circuit-switched and packet-switched wireline and wireless networks. Its revenue assurance solutions equip telecommunications service providers with comprehensive data gathering and analysis capabilities to improve their operational efficiency and profitability by detecting and preventing fraud, monitoring the quality of service over their networks and supporting billing assurance/mediation functions or interconnection arrangements. ECtel experienced a sharp decline in revenues in 2003 and, in order to focus on its telecom business, sold its government surveillance business to Verint Systems Inc. (Nasdaq:
        VRNT) for $35.0 million in cash. The transaction was consummated on March 31, 2004.

         ECI's other operations include the remaining activities of the NGTS manufacturing unit, following the transfer of the principal NGTS operations to Veraz, primarily focus on the manufacturing of DCME systems for sale to Veraz, which has exclusive, world-wide distribution rights for these systems.

         In April 2003, ECI completed the sale to Alvarion Ltd. of the operations of InnoWave ECI Wireless Systems Ltd. InnoWave provided fixed wireless access solutions for the local subscriber loop. The transaction was structured as a purchase of assets and liabilities. The value of the transaction was approximately $20 million consisting of the cash consideration paid to ECI by Alvarion of $9.1 million (of which $0.6 million was paid to certain key employees of InnoWave being transferred to Alvarion) and the cash balances of InnoWave at the date of closing, which were withdrawn by ECI. In addition, ECI received warrants to acquire 200,000 shares in Alvarion over a period of 5 years, at an exercise price of $3 per share. ECI had previously, during 2002, announced its intention to sell the operations of InnoWave and accordingly InnoWave's activities had been reclassified by ECI as discontinued operations.

         Under U.S. GAAP, for the year ended December 31, 2003, ECI reported revenues of $421 million, a gross profit of $165 million, a loss from continuing operations of $66 million and a net loss of $71 million. Under Israeli GAAP, ECI's net loss for the year ended December 31, 2003 was $81 million. ECI is included in our financial statements on an equity basis only. As of December 31, 2003, our equity interest in ECI was approximately 30.61%.

          Some of ECI's current and future liabilities to banks are secured by certain liens on certain assets and rights, as well as an unlimited negative pledge on ECI's assets. As a condition for further bank credit and in accordance with the terms of the negative pledge, ECI undertook to comply with a certain financial ratios. In the end of 2002 and the beginning of 2003, ECI failed to comply with some of the financial ratios agreed upon in a facility agreement with several banks. During the second quarter of 2003, under the terms of an agreement signed with these banks, ECI repaid debt of approximately $123 million, and new financial ratios were prescribed, with which ECI is in compliance. Accordingly, the liabilities to banks were included in long-term debt on ECI's balance sheet as of December 31, 2003.

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

         Telrad's operations are divided into the following four independent market oriented divisions:

     o Telrad Networks Solutions, or TNS, is the division responsible for research and development as well as sales and support for Nortel Networks in wireline, wireless and enterprise areaso . TNS develops carrier-grade quality products with a rapid time-to-market deployment.

     o Telrad Optical Networks, or TON, is the division responsible for research and development as well as sales and support for Nortel Networks in Optical Networks. TON develops carrier-grade quality products with a rapid time-to-market deployment.

     o Public Network Integrator, or PNI, provides end-to-end solutions for telecom and service providers. PNI specializes in Telrad and Nortel Networks technology and its operations include the planning, design and development of switching products, project management and delivery of turnkey telecommunications projects.

     o Advanced Operations Solutions, or AOS, provides advanced operations solutions and services, including NPI management, System House Services and complete Supply Chain Management, or SCM, for companies.

     o Start-ups and new subsidiaries offering various products and services, which have been established as independent subsidiaries of Telrad. These companies offer next generation solutions in the telecom industry. Products include next generation integrated broadband access solutions, feature rich telephony services over different networks, and digital and Voice Over IP telecom solutions and applications.

         Reorganization plans

         Beginning in November 1998, Telrad's board of directors approved a series of reorganization plans, including reorganizing Telrad's operations into independent market-oriented divisions. The reorganization plan provided for the release of employees which was completed without disturbances to labor relations mainly through voluntary resignations and early retirement. In connection with this program, Telrad wrote-off expenses for each year since 1998 and its work force has been reduced by more than 1,000 employees.

         In 2002, Telrad's board of directors approved an additional reorganization plan that included the additional release of employees which again was accomplished through voluntary resignations and early retirements. For 2002, 2001 and 2000, our financial statements include an expense of NIS 107 million, NIS 90 million and NIS 273 million, respectively, recorded under the item "Other income (expenses), net. During 2003, Telrad completed the reorganization as planned and approved by the board in 2002 and as a result, Telrad reduced its workforce to be in line with its current sales volume and requirements.

         As part of Telrad's reorganization plan, in 1999 and 2000, Telrad carried out the spin-off of several of its technology and development divisions and formed them into separate start-up subsidiary companies, in order to provide Telrad with new sources of proprietary technology-based growth in the telecommunications fields.

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

         During 2002, Be Connected concluded its initial commercial sales of its products for a total of $2 million in revenues and during 2003, it also generated $2 million in revenues from the sale of its products.

At the end of 2003, the board of directors of Be-Connected decided, due to the company's difficult financial straits and inability to raise additional funds for the continued development of its product, to sell its technology and IP to another Israeli communications company in exchange for shares of that company, which were transferred to Telrad in proportion to its ownership interest, while at the same time making arrangements with that company for Telrad's continued right and ability to market and sell this family of product as a part of its overall telecommunications solutions which it offers to its customers. No capital gain or loss was recorded as a result of this transaction.

         Com-Match Ltd. Com-Match, a wholly-owned subsidiary of Telrad, is a leading provider of Last-Mile over IP solutions for Telecom Operators, creator of DUET Carrier Grade Voice over IP, or VoIP, Access Gateways. Com-Match is a spin-off of Telrad Networks. The company's mission is to deliver carrier class VoIP solutions enabling Multi-Service Operators and alternative carriers to deliver reliable, high-quality and feature-rich telephony services over IP and TDM networks.

         The DUET family of products enables customers to seamlessly bridge Legacy Public Switched Telephone Network, or PSTN, and Next Generation IP networks via various alternative infrastructures, like Cable TV, xDSL, fixed broadband wireless and more. The company's technology provides connectivity and interoperability for Next Generation Access and Public Networks. Com-Match's sales in 2003 and 2002 totaled $1.8 million and $2.0 million, respectively.

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

         On March 11, 2002, an agreement was signed between Telrad, Tenecs and Congruency Inc., or Congruency, pursuant to which Tenecs merged with Congruency, a company established in 1998 and which is engaged in the development and manufacture of PABX telephony equipment, based on VOIP technology. Following the closing of this transaction, Telrad held 52% of the merged company, Telrad Connegy Communications Inc., or Connegy. In 2003 and 2002, Connegy's net sales were $21.0million and $24.7 million, respectively.

         As part of its program to reduce costs, Telrad closed two of its subsidiaries, Galaxtel and Aptonix, during 2001 and closed a third subsidiary, Firebit, in 2002. In addition, in January 2001, Telrad sold Felix Telecom, its subsidiary in Romania, for $1.8 million.

         In the first quarter of 2004, Telrad purchased all of the IP assets and the business activities of MediaGate Ltd., an Israeli company which developed and sold its voice mail and unified messaging systems, for a purchase price of $1 in cash and future royalty payments based on revenues from future sales of these systems by Telrad until 2009. Telrad integrated this business line into its PNI division.

         Relationship with Nortel

         In January 1995, Telrad entered into a cooperation agreement with Nortel that enabled Telrad to market Nortel products in Israel and other specified territories and to sell products developed by Telrad to Nortel. At that time, Telrad held licenses to the know-how underlying the digital switching and transmission systems utilized in its public and private switches pursuant to agreements with Nortel.

         In January 1997, Nortel exercised an option, granted in 1995, to purchase 20% of Telrad's ordinary shares for $45 million. According to the shareholders agreement, Nortel had a put option to sell its Telrad shares. In January 1997, Telrad licensed the right to use certain existing and future know-how from Nortel for a ten-year period, for which Telrad was unconditionally required to pay Nortel NIS 61 million ($15 million).

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

         We invested approximately $5.6 million in the share capital of Nortel Israel and we provided it with a shareholder's loan of $43 million bearing interest at 6% per annum. In May 2003, Nortel Israel paid $50.4 million to fully repay the loan. As consideration for early repayment of the loan, Koor and Telrad waived part of the interest due on the loan.

         In addition, we and Telrad were granted a put option to sell its holdings in Nortel Israel to Nortel and in turn gave Nortel a call option to buy Koor and Telrad's holdings in Nortel Israel. In October 2003, we and Telrad exercised our put option and sold all of our shares in Nortel Israel to Nortel for an aggregate purchase price of approximately $4 million. As a result of this sale, we sustained a capital loss of approximately NIS 6.3 million.

         On April 23, 2002, Nortel and Telrad signed license and distribution agreements, allowing Telrad to sell products based on Nortel know-how and technology to a defined list of carriers in countries in which Nortel does not intend to conduct business and/or in which its activities are limited. During 2003, a number of distribution and license agreements were signed by the parties covering three of the major areas of operation of Nortel. Telrad and Nortel are currently having discussions on unifying the agreements into one master agreement which would apply to Telrad and Nortel worldwide.

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

         As of December 31, 2003 and 2002, Telrad's long-term credit risk exposure from these agreements amounted to NIS 27 million and NIS 62 million, respectively. During the first quarter of 2004, Telrad further reduced its long-term credit risk exposure by collecting an additional NIS 18 million in receivables.

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

         Beginning in 2002, Telrad has not complied with some of the financial ratios defined in a credit agreement with several banks. During 2002, Telrad reached agreement in principle with the banks, although they have not yet executed a definitive agreement, whereby the debt balance was to be rescheduled, short-term credits were to be converted into long-term loans and loans were to be repaid. The balance of Telrad's debt was stated in the financial statements as at December 31, 2002 in accordance with this agreement in principle with banks. Telrad intends to repay the balance of the debt during 2004. Therefore, this debt was classified as current liabilities in the financial statements as at December 31, 2003.

         Other Telecommunication Equipment Business

         In addition to ECI and Telrad, a small portion of our telecommunication equipment business is conducted by Microwave Networks Inc., or MNI, in the United States. MNI is a consolidated subsidiary of Tadiran Electronics Industries Inc., or TEI, our wholly-owned subsidiary. For the years ended Decmeber 31, 2003 and 2002, MNI had sales of approximately $28.6 million (NIS 125 million) and $41.7 million (NIS 183 million), respectively.

         Our Defense Electronics Business

         Our defense electronics business is conducted through the Elisra Defense Group, or Elisra Group, which, since 2000, combines all of our defense electronics operations. The Elisra Group includes Elisra Electronic Systems Ltd., or Elisra, Tadiran Electronic Systems Ltd., or Tadiran Electronic, and Tadiran Spectralink Ltd., or Tadiran Spectralink. The Elisra Group designs, develops, manufactures, integrates and supports advanced system solutions for air, sea and land deployment in over 25 countries. Until November 2003, the Elisa Group also included Elisra's interest in B.V.R Systems (1998) Ltd., or BVR, a publicly traded corporation; however, Elisra sold all its shares in BVR in November 2003.

         For the years ended December 31, 2003 and 2002, our defense electronics business had sales of NIS 1,286 million and NIS 1,687 million, respectively, representing 16.7% and 23.8%, respectively, of our consolidated net sales during these periods. In 2003 and 2002, the majority of sales of our defense electronic business were made to defense-related customers.

         In 2003, the Elisra Group's sales to the Israeli Ministry of Defense, or IMDF represented approximately 23% of the Elisra Group's sales.

         The principal companies in our defense electronics business are:

                                 Percentage
                                 Of Equity
                                 Ownership      Principal Products and Services
                                 ----------     --------------------------------
Elisra Electronic Systems Ltd.     70.0         Holding Company; Electronic
                                                warfare, equipment and systems

Tadiran Electronic Systems Ltd.   100.0(1)      Command, control, communications
                                                and intelligence systems for
                                                defense applications

Tadiran Spectralink Ltd.          100.0(1)      Advanced data and video links
                                                for military use

(1) Indicates the percentage of direct ownership by Elisra
    Electronic Systems Ltd.


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

         As of December 31, 2003, our defense electronics business had an aggregate backlog of confirmed orders of NIS 2.2 billion ($513 million) compared to NIS 3.0 billion ($626 million) as of December 31, 2002.

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

         In July 2002, Koor and Elisra entered into an agreement with Elta, a wholly-owned subsidiary of Israel Aircraft Industries, to sell to Elta 30% of Elisra's shares for $100 million. In addition, Koor granted to Elta an option to increase its holdings in Elisra by up to an additional 8% in consideration of a maximum sum of approximately $26 million. This option expired unexercised on December 31, 2003.

         In addition, Koor and Elisra entered into an agreement with Elta to set out the structure of Elisra's board of directors and its decision making process, and impose certain limitations on the sale of Elisra's shares. Elisra and Elta also signed a cooperation agreement regarding an agreed upon basket of products. The agreement contemplates potential partnerships in the areas of marketing and research and development. In November 2002, after receipt of the required approvals, the transaction was completed.

         From time to time, when Elisra enters into contracts or receives advances it is required to provide performance guarantees or payment guarantees from creditworthy institutions. To secure these guarantees, which were issued by several banks, and a credit line (which as of the balance sheet date was drawn down only for the short-term), Elisra undertook to maintain certain financial ratios. Elisra also agreed to terms that restrict the furnishing of guarantees to third parties by creating new liens, and to restrict the sale and transfer of assets. During 2003, Elisra did not comply with some of theses financial ratios. Elisra negotiated new financial ratios with these banks during the first quarter of 2004 and is currently in compliance with these new financial ratios.

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

         In March 2001, a fire broke out at the plants of Tadiran Electronic and Tadiran Spectralink, both of which are now wholly-owned by Elisra. The management of these two companies estimate on the basis of, among other things, the opinion of their legal advisers in this matter, that the indemnity from the insurance companies would not be less than the book value of the damaged property of approximately $35 million. During 2003, these two companies filed a claim of $96 million to receive insurance payments for the equipment, building, inventory and projects in progress damaged as a result of the fire. As of December 31, 2003, we have received advances from the insurance companies amounting to approximately $10 million. During the second quarter of 2004, Tadiran Electronic and Tadiran Spectralink filed a motion with the district court in Tel Aviv to issue a partial ruling of $33 million (in addition to the $10 million in advances already paid by the insurance company), supported by the admission by the insurance company and its representatives of their liability deriving from the insurance event, while the dispute focuses on the level of damages.

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

         Tadiran Spectralink Ltd. (Tadiran Spectralink)

         Tadiran Spectralink develops and manufactures data and video links for a variety of applications, including unmanned aerial vehicles, guided weapons and satellite systems for locating and rescuing downed pilots. Based on these links, command and control systems for airborne and naval applications are developed.

         Our Agrochemicals Business

         Our agrochemicals business is conducted primarily through the direct and indirect subsidiaries of Makhteshim-Agan Industries Ltd., or MA Industries. MA Industries is the world's leading generic manufacturer of crop protection products. After a long period of coordination and cooperation as separate publicly-traded entities, Makhteshim and Agan formally merged in May 1998. The new MA Industries replaced its predecessors on the Tel Aviv Stock Exchange and now has several wholly-owned subsidiaries which include Makhteshim Chemical Works Ltd., or Makhteshim, Agan Chemical Manufacturers Ltd., or Agan, and Milenia Agro Ciensias S.A., or Milenia, all of which are collectively referred to as "the MA Group." These companies are leading international suppliers of generic crop protection products. The MA Group produces a full range of pesticides, including acaricides, insecticides, fungicides, herbicides as well as plant growth regulators. The company is also engaged in the development, production and marketing of fine chemicals, intermediates, specialty aroma chemicals, industrial chemicals, antioxidants and nutraceuticals. For the years ended December 31, 2003 and 2002, our agrochemicals business had sales of NIS 5,192 million ($1,186 million) and NIS 4,140 million ($945.5 million), respectively, representing 67.5% and 58.3%, respectively, of our consolidated net sales during such periods. International activities, primarily sales in Europe, North America and Latin America, accounted for 92.6% and 90.6% of our agrochemicals business' sales in 2003 and 2002, respectively.

         The principal companies in our agrochemicals business are:

                                      Percentage
                                      Of Equity
                                      Ownership       Principal Products and Services
                                      -------------   -------------------------------
Makhteshim-Agan Industries Ltd.        48.59 (1)(2)   Holding Company
Makhteshim Chemical Works Ltd.        100.0  (3)      Insecticides and fungicides and other chemicals
Agan Chemical Manufacturers Ltd.      100.0  (3)      Herbicides and synthetic aroma chemicals
Milenia Agro Ciensias S.A.            100.0  (3)      Formulation and distribution of crop
                                                      protection chemicals

(1) The ordinary shares of MA Industries are traded on the Tel Aviv Stock Exchange, or TASE.
(2) As a result of our sale of 27 million shares of MA Industries on January 14, 2004, our interest in MA Industries decreased to 41.29% and as a result of the issuance of additional shares by MA Industries in June 2004 upon the conversion of convertible debentures, our interest in MA Industries was further decreased to 39.9% as of June 30, 2004.
(3)  Indicates the percentage of direct ownership by MA Industries.


         MA Industries results were included in our consolidated financial statements as of and for the year ended December 31, 2003 despite the decrease in our ownership to below 50% since, in our management's opinion, given the voting agreements we entered into with two other shareholders holding a total of 3.87% of the voting rights in MA Industries as described below, we continued to exercise effective control over MA Industries as of December 31, 2003.

         The Agrochemicals Business Environment in 2003

         The agrochemical industry has been undergoing both a structural change and challenges in recent years, with initial signs of recovery in 2003. Despite these initial signs of recovery, for the full year the world market declined to approximately $24.6 billion, a decrease of approximately 1.6% compared to 2002. The main factors affecting the agrochemicals market in 2003 were improved prices of agricultural commodities, good weather conditions in North America and Asia, harsh weather conditions in Europe, increasing market share of genetically-engineered seeds, the improving South American economy (manly Brazil), and the strengthening of most currencies against the US dollar. Although the growth in the market encompasses all geographical regions, the most significant rise is in Western Europe, where market growth was about 13.4% compared with last year. This was due almost entirely to the strengthening euro and other European currencies against the dollar. The weakening of the dollar against the various currencies in 2003 impacted significantly on the size of the agrochemicals market in dollar terms. Eliminating the effects of currency and inflation, the fluctuations in most markets appear minor in real terms.

         The agrochemicals market has become more concentrated since the recent years' trend of mergers of the multinational companies. The consolidation of the market continued in 2003, and at the end of 2003, Griffin LLC was fully acquired by DuPont. Upon completion of the acquisition of AventisCropScience, BayerCropScience became the leading corporation in the industry.

         At present, six large companies hold approximately 85% of the conventional agrochemicals market. This process of consolidation has led to large gaps between the two leading companies - Syngenta and Bayer - and the rest of the companies. In the short-to-medium term, the process has stabilized the market by reducing the number of competitors and has tempered the falling prices.

         Crop Protection

         Generic agrochemicals offer an alternative source for widely utilized chemicals previously manufactured under patents by larger research-based chemical manufacturers. Research-based chemical manufacturers often focus their resources on developing new agrochemicals and supply of additional chemicals by generic manufacturers, such as MA Industries, to supplement their capacity. In the next few years, as a result of decreased resources committed to research and development of new agrochemicals products and the expiration of existing patents, a significant number of widely used agrochemicals are expected to lose patent protection in many geographic regions (primarily South America), substantially increasing the available market for sales by generic manufacturers. The off patent component of the agrochemical industry grew in recent years to approximately 65% as of December 31, 2003 and is expected to reach approximately 70% of the agrochemical market by 2007. In addition, the modernization of the agricultural industries of Eastern Europe and other developing countries offers increasing sales opportunities for both research-based and generic agrochemical manufacturers.

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

         MA Group markets its crop protection chemicals primarily to national distributors and foreign manufacturers, who use such chemicals in the formulation of a wide range of products and sell the formulations to distributors and end users. MA Group manufactures over 70 different active ingredients, which are sold as technical grade materials and "ready" formulations. These technical grade materials are used in the formulation of a wide range of herbicides, insecticides, fungicides and plant growth regulators. The "ready" formulations are sold to distributors. Agan sells its synthetic aroma chemicals principally to the detergent, soap and cosmetics industries. No single product manufactured and sold by MA Group accounted for more than 10% of MA Industries' total sales in 2003 and 2002.

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

         In August 2000, MA Industries acquired the outstanding minority interest (approximately 28.5%) in Milenia from its minority shareholders and, thereby, obtained full ownership of Milenia. Pursuant to the acquisition agreement, MA Industries paid approximately $22 million in cash and 12.4 million shares of MA Industries stock valued at $28 million, with respect to
8.9 million of which it granted a Put option to be exercised in January 2002, as well as a future payment based on Milenia's profits in 2000 and 2001. In December 2001, MA Industries negotiated and signed a supplementary agreement with the minority shareholders in order to settle the continuing obligations of MA industries under the original agreement. Pursuant to the supplementary agreement, MA Industries purchased 5.9 million shares of its stock from minority shareholders for approximately $15 million pursuant to an early exercise of the Put option, with the remaining 3 million shares subject to the Put option being waived by the minority shareholders. In addition, MA Industries paid approximately $8.3 million to the minority shareholders in cash in satisfaction of its payment obligations based on Milenia's profits in 2000 and 2001. In August 2001, we sold 19,383,000 shares of MA Industries for approximately NIS 181 million.In October 2001, MA Industries and several of its subsidiaries entered into a securitization transaction, pursuant to which the subsidiaries agreed to sell all their accounts receivable to several foreign companies which were established for this purpose, but which are not owned or controlled by MA Industries or its subsidiaries. The acquisition of the accounts receivable by these companies was financed by Kitty Hawk Funding Corp., a United States corporation and an affiliate of the Bank of America Group. The volume expected to be at the disposal of the companies purchasing the accounts receivable is approximately $150 million, on a current basis, so that the considerations received from the customers whose debts were sold will be used to purchase new debts. Under the terms of the securitization agreements, MA Industries will handle collection of the sold debts for these companies in consideration of a fee, which is to be determined in accordance with such agreements. The debts of customers of MA Industries' South American subsidiaries were not sold under this securitization transaction. As of December 31, 2003, MA industries received cash proceeds of approximately $125 million from this securitization transaction.

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

         In April 2003, a subsidiary of MA Industries acquired the outstanding shares of Nutriblend Ltd., an English company engaged in the blending and marketing of vitamins for approximately 3 million euros.

         In June 2003, we sold 9,357,000 shares of MA Industries on the Tel Aviv Stock Exchange, for total proceeds of approximately NIS 104 million, at a capital gain of approximately NIS 17 million. As a result of the sale, our ownership percentage in MA Industries declined to 49.79%. Following this transaction, in the opinion of our management, based on its discussions with legal counsel, in view of the fact that our shareholding percentage is about one half of the voting rights in MA Industries and taking into account the broad dispersal of the voting rights among the other shareholders, we continued to be the controlling shareholder in MA Industries.

         In August 2003, we signed non-temporary voting agreements with two other shareholders in MA Industries that hold together 3.87% of the voting rights in MA Industries, whereby these shareholders undertook to vote together with us at any general meeting of shareholders of MA Industries. As a result of this arrangement, we concluded that, as of December 31, 2003, we continued to effectively control MA industries despite our ownership of less than 50% of its voting shares and, accordingly, we to included the financial statements of MA Industries in our consolidated financial statements as of and for the year ended December 31, 2003. However, as discussed below, following our sale of 27,000,000 shares of MA Industries in January 2004, these voting agreements were terminated in accordance with their terms, as a result of the decrease in our ownership percentage.

         As of December 31, 2003, our shareholding percentage in MA Industries was 48.59%.

         Recent Developments

         On January 14, 2004, we sold 27,000,000 shares of MA Industries in consideration for approximately NIS 418.5 million. The sale generated a capital gain, before tax, of NIS 162 million in the first quarter of 2004, and our percentage ownership in MA Industries decreased to 41.29%. As a result of the sale, and in view of the proven utilization of carryforward losses, a tax asset of NIS 59 million was recorded in 2003.

         Following this transaction, the voting agreements we entered into with two other MA Industries shareholders in August 2003 were terminated in accordance with their terms due to the decrease in our ownership percentage in MA Industries.

         As a result of this transaction, and following the issuance by MA Industries of additional shares upon the conversion of convertible securities issued by MA Industries, including the convertible debentures described below, our ownership percentage in MA Industries decreased to 39.9% as of June 30, 2004.

         In the opinion of our management, the broad dispersal of voting rights among the other shareholders of MA Industries, the low level of shareholding by the other shareholders of MA Industries, the low likelihood of the creation of a block of votes opposing our interests at shareholder meetings and past experience related to the attendance at shareholder meetings, as well as the voting percentages and opposition at the meetings indicate that the economic substance that stood and continues to stand as the basis of the relationship between us and MA Industries immediately before and after the transactions described above demonstrates our effective control of MA Industries, as measured by our ability to determine the financial and operational policies of MA Industries. Therefore, as long as economic circumstances that negate our ability to exercise effective control are not created, MA Industries' financial statements continue to be included in our consolidated financial statements. However, under U.S. GAAP, MA Industries' financial statements will not be included in our consolidated financial statements in 2004.

         In March 2004, MA Industries issued non-marketable convertible debentures in a private placement to institutional investors in the amount of $145 million par value, in consideration for their par value. Under the terms of the placement, the underwriters were given an option for an additional placement of $5 million par value debentures at identical terms, which option was fully exercised in April 2004. The debentures are for a 7-year period and bear annual interest at the rate of 1.75%, to be paid annually, in the month of March. The debentures may be converted into ordinary shares of the company, of NIS 1.00 par value each, at a conversion rate of NIS 20.5 par value, according to a fixed exchange rate of NIS 4.514 per $1.00. The ordinary shares to be issued upon conversion of the debentures will be listed for trading on the Tel Aviv Stock Exchange. On March 22, 2007, the holders will have the right, by serving prior written notice to MA Industries (between 30 and 60 days prior to March 22, 2007), to demand redemption of the debentures (principal and interest balance at such date). MA Industries will have the right to force the conversion of the debentures, beginning March 22, 2007, as long as the average share price of MA Industries in the period of 20 business days preceding the notice of forced conversion, will be more than 30% higher than the conversion price of the debentures.

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

         Within this context, Koor CVC, as a limited partner, committed to invest up to a total of $73 million in, a number of external venture capital funds. As a result of the reduction in the size of one of the funds, this commitment declined to approximately $68 million in 2002. In June 2003, Koor CVC sold most of its commitment to its portfolio venture capital funds to a secondary venture capital fund. As a result of this sale, Koor CVC's future commitment to invest in these venture capital funds was reduced by $22 million to $14 million. As of December 31, 2003, Koor CVC's commitment to invest in start-up companies and venture capital funds further declined to approximately $9 million. This amount may be drawn upon by the funds at any time over the next 1-5 years, based upon their needs.

         Since January 2000, Koor CVC also signed investment agreements with various start-up companies. These agreements included commitments to make both new investments and follow on investments in portfolio companies. During 2003, Koor CVC transferred approximately $4 million in follow-on investments in its portfolio start-up companies and its portfolio venture capital funds.

         During 2003, Koor CVC recorded $16 million of provisions for the decline in value of several of its portfolio companies. These provisions were as a result of depreciation in value for some of the companies.

         As of December 31, 2003, we had invested, through Koor CVC, approximately $132 million in the start-up companies and venture capital funds in Koor CVC's portfolio, not including Koor CVC's initial investment in Scopus Network Technologies (formerly Tadiran Scopus Ltd.), in which Koor CVC holds a 27% interest on a fully-diluted basis, which was acquired from Tadiran Ltd.

Our Other Businesses

         We have an interest in several service industries, mainly tourism, real estate, aviation and trading. In previous years, our "other businesses" segment also included construction and infrastructures, electrical appliances, software, food, consumer products and metal products, as well as the production of batteries.

         The principal companies in our other businesses are:

                                  Percentage
                                  Of Equity
                                  Ownership      Principal Products and Services
                                  ----------     -------------------------------
Sheraton Moriah (Israel) Ltd.       55.0         Hotel chain
Knafaim-Arkia Holdings Ltd.         28.3(1)      Aviation and tourism services
Koor Properties Ltd.              100.0          Real estate
Koor Trade Ltd.                   100.0          International trade
(1) Not consolidated in our financial statements and not included in our business data. The ordinary shares of Knafaim are traded on the TASE.

         Tourism

         Our interests in Israel's tourism industry include ownership and management of hotels and resorts, and other tourism-related services, such as airlines. For the years ended December 31, 2003 and 2002, our tourism business had sales of NIS 309 million ($71 million) and NIS 355 million ($81 million), respectively.

         Sheraton Moriah (Israel) Ltd. (Sheraton Moriah)

         On January 24, 1999, we and Sheraton International Inc. won a public tender for the purchase of a 100% interest in Sheraton Moriah. On April 12, 1999, the transaction was completed based on a value of NIS 283 million ($63.5 million). In October 1999, we completed the sale of a 20% interest in Sheraton Moriah to a subsidiary of Bank Hapoalim. Currently, we have a 55% interest in Sheraton Moriah.

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

         Knafaim-Arkia Holdings Ltd. (Knafaim)

         We hold a 28.3% interest in Knafaim, which was incorporated in 1980. Knafaim owns a variety of businesses in the travel and tourism industry, including Arkia Israeli Airlines Ltd. (75%), Israel's largest domestic airline. Arkia also purchases and leases back aircraft and operates charter flights to Europe. Knafaim also holds other companies that supply various tourism services, both domestically and internationally. During 2002, Knafaim continued to enhance its position in the aircraft leasing industry by acquiring, and leasing back, 9 aircraft. The contracts, signed with American Airlines and Delta Airlines, are valued at $220 million, over the entire lease. Knafaim has 10 leaseback agreements with Air Canada leasing them 10 of its 12 Boeing 737-200 aircraft. The lease period ends December 31, 2005; however, in September 2003, Knafaim gave Air Canada an early termination option for the leases, exercisable in stages, starting September 30, 2004. In May 2004, Air Canada notified Knafaim of its intent to exercise its right to terminate the lease on two aircrafts in September 2004. Knafaim's Management believes that it is probable that Air Canada will exercise its right for an early termination of the lease on the remaining aircraft, by the end of 2004.

         During 2003 and the first half of 2004, Knafaim acquired shares and options of El Al Israel Airlines Ltd., or El Al, which was majority-owned by the Israeli government. As of December 31 2003, Knafaim was not an interested party in El-Al as it held less than 5% of El-Al's issued share capital. However, at that date, it held options and had entered into voting agreements that would enable Knafaim in the future to attain control of approximately 52.8% of the voting rights in El-Al on a fully diluted basis.

          In January 2004, Knafaim approached the Israeli government to obtain its consent and approval to increase its holdings to more than 5% of El Al's share. In addition, Knafaim filed a merger notice on its holdings in El Al for the approval of the Commissioner of Restrictive Trade Practices.

         In March 2004, the board of directors of Knafaim resolved to exercise some of the options, the exercise of which could raise Knafaim's shareholding in El Al's issued share capital to 25.1%, subject to the required regulatory approvals detailed above.

         In order to finance the exercise of the options to purchase shares of El Al, in March 2004, Knafaim issued, through a private placement, debentures and options to purchase its shares for total proceeds of approximately NIS 135 million. If all of these options to purchase shares of Knafaim are exercised, our equity stake in Knafaim will be reduced to 25.04%.

         Following the exercise of the options that had an exercise date of no later than June 3, 2004, Knafaim holds approximately 22% of the issued share capital of El-Al and controls approximately 24.9% of the voting rights in El Al. On a fully diluted basis, if Knafaim were to exercise all its remaining options, its holdings could reach approximately 46.9% of El Al's share capital with control of approximately 52.8% of the voting rights. To date, the total cost of Knafaim's investment in El Al, including the purchases of shares and options and the exercise of options, amounts to $44 million.

         As a result of the transactions described above, the Israeli government's holdings in El-Al have been reduced to 49.5%.

         Histour Eltiv Ltd. (Histour)

         On February 21, 2000, we completed the transfer of our holdings (51%) in Histour which provides tourist services in Israel for the release of our guarantees of the liabilities of Histour. In addition, we invested approximate NIS 17 million in Histour in exchange for preferred shares in Histour. In May 2002, we sold all our preferred shares in Histour for approximately NIS 2 million.

         Real Estate

         Tadiran's Real Estate

         In March 2002, Tadiran's real estate was transferred to us as a liquidating dividend. We sold most of the real estate assets to a group of investors headed by Denisra International Ltd. and Ranitech Ltd for consideration of approximately NIS 273 million, and we recognized a capital gain of approximately NIS 29 million. As a result of the sale of this real estate, we realized a tax reserve of approximately NIS 44 million, created in respect of those assets, and we paid taxes of approximately NIS 40 million.

         The remaining balance of the real estate assets we received from Tadiran, in the amount of NIS 43 million, was recorded under "Assets designated for sale" in our consolidated balance sheet as at December 31, 2003.

         Koor Properties Ltd. (Koor Properties)

         Koor Properties, our wholly-owned subsidiary, owns and develops directly and indirectly real estate in Israel. As of December 31, 2003, Koor Properties owned directly and indirectly an aggregate of approximately 62 thousand square meters of real property in different stages of development. Most of the land is commercially developed.

         During 2001, Koor Properties, through a consolidated subsidiary, sold a portion of its real estate assets for NIS 51 million (of which approximately NIS 34 million was received in 2002). We did not record any profit or loss from the sale.

         During 2003, Koor Properties, through another consolidated subsidiary, sold most of its remaining real estate assets for NIS 10 million. We recorded a loss of NIS 1.3 million from this sale.

         For the year ended December 31, 2003, the rental income related to Koor Properties was NIS 0.9 million.

         Trade

         Koor Trade Ltd. (Koor Trade)

         Koor Trade, our wholly-owned subsidiary, imports, exports and distributes a broad range of industrial, agricultural and consumer products through its worldwide network of offices, including offices in Europe, Asia, Latin America and Australia. For the years ended December 31, 2003 and 2002, Koor Trade had sales of NIS 96 million and NIS 82 million, respectively. Koor Trade owns a 49% equity interest in Balton C.P limited, an English international trading company, which is engaged in trading activities in seven countries in Africa relating to agricultural, telecommunications, electromechanical and air-conditioning equipment, construction and other projects.

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

         During 2001, in the period when USM was managed under the stay of proceedings order, we made available, ex gratia and without committing to it, a special line of credit of approximately NIS 30 million, which was given concurrently with credit arrangements given ex gratia by the banks, and was intended to finance the expenses relating to the workers' retirement arrangements, as well as the sale of USM plants.

         Since we were not a guarantor for the debts of USM to third parties, we had no share in USM's loss for the first six months of 2001 beyond the amount set forth above.

         Mashav Enterprise and Development Ltd. (Mashav)

         In January 2000, we sold our entire 50% holding in Mashav to Clal Industries and Investments Ltd. for approximately NIS 944 million ($203 million). We also received 47.5% of the share capital of Mashal Alumina Industries Ltd., or Mashal Alumina, a former subsidiary of Mashav, whose business is the development of a process for producing Alumina, an aluminum compound. Our net capital gain in respect to this transaction amounted to approximately NIS 247 million (after the allocation of NIS 137 million deferred taxes). Prior to the sale, on December 30, 1999, we received dividends from Mashav in the amount of NIS 376 million. On May 24, 2004, the board of directors of Mashal Alumina decided to discontinue the activities of Mashal Alumina and to work to sell all its assets.

         Other Divestitures

         Koor Insurance Agency

         In January 2001, we sold all our holdings in Koor Insurance Agency for consideration of approximately NIS 5 million. The profit we received from the transaction was approximately NIS 3 million.

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

         Our investment in EFC shares is presented in our consolidated balance sheets as of December 31, 2003, as a current investment in listed securities in the amount of approximately NIS 6.6 million, or approximately 1.9% of EFC's share capital.

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

Research and Development

         The companies in our telecommunication equipment, defense electronics, venture capital investment and in the agrochemicals businesses are actively engaged in research and development programs intended to develop new products, manufacturing processes, systems and technologies and to enhance existing products and processes. Research and development is conducted through our subsidiaries and affiliates, and is funded by a combination of our own resources and grants from the Israeli Government We believe our research and development effort has been an important factor in establishing and maintaining our competitive position.

         The following table sets forth the percentage of gross research and development expenditures incurred by our principal businesses in 2002 and 2003 as a percentage of the total sales of these businesses:

                                                      2002            2003
                                                    -------         --------
            Telecommunications Equipment             14.3%           10.2%
            Defense Electronics                       3.9%            5.5%
            Agrochemicals                             1.8%            1.7%

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

         The following table shows, for each of the periods indicated, our gross research and development expenses, the portion of such expenses that were funded by the Israeli Government (primarily through the OCS) and the net cost to us of our research and development expenses:

                                                              Year ended December 31,
                                               ------------------------------------------------------
                                                  2001          2002          2003           2003
                                               ----------   -----------  ------------     -----------
                                                                                            ($ in
                                                     (Adjusted NIS in thousands)          thousands)

Gross research and development expenses         291,073      257,101        219,391        50,100
Portion funded by the Israeli Government(1)      12,403          788        (1,952)         (446)
Net research and development expenses           278,670      256,313        221,343        50,546
__________________

(1) Net of royalties.

Competition

         In 2003, the majority of our sales from telecommunications equipment, defense electronics and agrochemicals businesses were derived from international sales. The companies comprising these businesses are focusing on developing new markets to increase international sales. The worldwide marketing of products in each of these businesses is highly competitive and certain competitors are substantially larger and have substantially greater financial, production and research and development resources, more extensive marketing and selling organizations, greater name recognition and longer selling experience than us. Some of our competitors are also able to provide their customers with more direct financing or greater access to long-term, relatively low-cost government loans to finance equipment purchases.

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

         In addition to the specific matters described below, at a number of locations at which certain of the businesses have conducted manufacturing operations for many years, it is possible that contamination may exist as a result of on-site waste disposal, spills, use of wastewater treatment ponds, or other historical practices. While in recent years, industrial solid wastes generally have been disposed of at a central State-authorized disposal facility in Ramat Hovav, this central facility was not available to Israeli industry during earlier periods of our operations. It is unclear whether any existing conditions on any property owned by us will require significant redemption or cleanup in the future, and we cannot speculate about the timing or potential costs associated with any such cleanup. It is possible, however, that material expenditures could be required with respect to these past practices.

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

         Registration expenditures for the MA Group in 2003 were $12 million compared to $33 million in 2002. The registration expenditures decreased as compared to the registration expenditures in 2002 as a result of MA Industries' purchase of several business licenses and distribution rights for agrochemical products from Bayer during 2002. The MA Group believes that its registration expenditures in the future will increase, based on the stricter standards that are expected to be applied in countries where the MA Group sells its products and the likelihood that MA Group will purchase additional products from competitor's on the agrochemical industry. As a result of the foregoing developments and obligations, virtually all of the MA Group's businesses in recent years have spent significant amounts on operation and maintenance, as well as under capital programs to address increasingly stringent requirements with respect to environmental, safety, and health protection concerns.

         Most of the manufacturing activities of the MA Group take place at the two production facilities in Israel. The board of directors of MA Industries appointed an Ecology Committee to receive regular reports from all the subsidiaries where manufacturing takes place (Israel, Brazil,

Colombia, Greece and Spain). The subsidiaries control the environmental issues pertinent to their particular products, which differ from site to site and from country to country. The investment in meeting environmental standards amounted to about $16 million in 2001, $19 million in 2002 and $23 million in 2003, and it is estimated that the annual investment will be between $18 and $22 million in the coming years, except for one-time expenditures as described below.

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

         The industrial council was recently directed by the Ministry of the Environment to make arrangements to end the piping of the industrial wastes to the evaporation ponds, starting January 1, 2005. In addition, the Ministry of the Environment stated that on that date, the quality of the wastes must meet a minimum level of Total Organic Carbons, Carbon Oxygen Demand and Biological Oxygen Demand, or TOC, COD and BOD, respectively. The industrial council adopted a significant resolution in principle to change its operations so that each plant in the industrial zone is required to treat its own wastes in order to reduce the biological load and attain new required standards. Furthermore, the plants are required to reduce the plant BOD levels by July 1, 2003.

         Makhteshim Ramat Hovav makes preparations to treat its own wastes. In order to comply with the TOC, COD and BOD standards, a biological treatment installation will have to be built, as well as additional upstream pre-treatment installations. MA Industries has hired the professional services of entities of proven experience in the chemicals industry in Germany and Switzerland, and believes it can achieve the correct technological solutions for a one-time expense of between $30 million and $35 million and a multi-year investment of approximately $20 million per year. The short-term requirements for BOD are currently being clarified and the options discussed, between the plant, the industrial council and the Ministry for the Environment.

         During recent years, the MA Group has invested consistently and regularly in all its plants, in Israel and abroad, to improve standards relating to the quality of the environment, and its plants have been awarded the President's Prize as well as commendations from the Ministry for the Environment in the last few years. MA Industries is in compliance with ISO-9001 and ISOP-14,001 (environment) and with OHSAS 18,000 (safety). The production sites at Ramat Hovav and Ashdod in Israel have been operating in compliance with ISO 14.001 since that standard was approved by the Israel Institute of Standards in 1997. Compliance with the standard requires the senior management to formulate an environment policy and develop a program for its implementation. In addition, in 1998 the MA Group also adopted the German standard Ta Luft (air pollution) at its Ramat Hovav and Ashdod sites.

         In 1998, an agreement was signed between the Ramat Hovav Council, the plants and university institutions, to finance research that would provide a basis for recommendations as to the action to be taken to halt any further pollution. In 2003, the research was concluded and its results were submitted to MA Industries. As of December 31, 2003, MA Industries' management did not expect a significant impact with respect to MA Industries from implementation of the report's recommendations, and, therefore, no provision has been included in the financial statements.

         In August 2003, a criminal complaint was filed against MA Industries and one of its officers by the Man, Nature and Law Foundation. The complaint alleges that in several instances from 1999 to 2002, there were measurements at MA Industries' Ramat Hovav plant of chimney emissions of materials at prohibited concentrations, and that such emissions created strong air pollution. MA Industries believes the charges in the complaint are without merit and intends to defend itself against such charges. In the opinion of MA Industries and its legal counsel, due to the early stage of the proceedings, it is not possible to estimate the outcome of the complaint and/or the resultant exposure. Therefore, the financial statements did not include a provision in respect of the proceedings.

         Defense and Government Contracts

         Our businesses which sell products to military and governmental markets are subject to various statutes, regulations and administrative rules governing defense and government contracts and the manufacture and sale of defense products in the United States, Israel and other countries throughout the world.

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

Joint Ventures, Subcontracting and Teaming Arrangements

         Several of our military projects are conducted through joint ventures, subcontracting and other "teaming" arrangements pursuant to which we are responsible for a portion, but less than all, of a project. In certain instances, we are not permitted to participate, or even assist, in portions of projects for which we are not responsible. Notwithstanding the foregoing, in the event of a termination of, or a default under, certain prime contracts or subcontracts (whether or not we are a party to such prime contract or subcontract), including a termination for cause or convenience or a default on the part of a joint venture partner, prime contractor, subcontractor or "teaming" partner (for which termination or default neither we nor such other person is responsible and which termination or default may be beyond our control and such other person's control), we might be held liable for damages, or subject to other penalties, which could be very substantial and might have a material adverse effect on our results of operations and financial condition. Moreover, certain joint ventures, subcontracting or other "teaming" agreements to which we are a party, deny or limit the right of the non-defaulting party to seek damages or indemnification from the defaulting party in such circumstances.

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

Organizational Structure

         The following is a list of all of our significant subsidiaries and affiliates as of December 31, 2003, including the name, country of incorporation or residence, proportion of ownership interest and, if different, proportion of voting power held.


                                               Country of         Percentage      Percentage of voting
                                            Incorporation or     of ownership     power (if different
    Name of Subsidiary/Affiliate                residence          interest         from ownership)
--------------------------------            ----------------     ------------     ---------------------
Koor Corporate Venture Capital                    Israel              100%                N/A
Elisra Electronic Systems Ltd.                    Israel               70%                N/A
Makhteshim-Agan Industries Ltd.                   Israel            48.6%(1)              N/A
ECI Telecom Ltd.                                  Israel             30.6%                N/A
Telrad Networks Ltd.                              Israel              100%                N/A
Sheraton Moriah (Israel) Hotels Ltd.              Israel             55.0%                N/A
Knafaim-Arkia Holdings Ltd.                       Israel             28.3%                N/A
Koor Trade Ltd.                                   Israel              100%                N/A

______________________
(1) On January 14, 2004, we sold 27 million shares in MA Industries for approximately NIS 418.5 million, or approximately NIS 15.5 per share. As a result of this transaction our ownership interest in MA Industries was reduced to 41.3%. In addition, as a result of the issuance of additional shares by MA Industries in June 2004 upon the conversion of convertible debentures, our interest in MA Industries was further decreased to 39.9% as of June 30, 2004.

Property, Plants and Equipment

         Our headquarters are located in 2,785 square feet of leased office space on the top floor of the Telrad building at 14 Hamelacha Street, Rosh Ha'ayin, Israel.

         We own an aggregate of 18,000 square feet of office space in the Platinum Building in Tel Aviv, where our headquarters were previously located. We purchased this facility in 1998 and since Janualy 1, 2004, this property has been sub let in its entirety.

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

         For all financial reporting periods until December 31, 2003, Israeli GAAP requires that our consolidated financial statements recognize the effects of inflation. Consequently, financial data for all periods in our consolidated financial statements and throughout this annual report, except as otherwise noted, have been adjusted to reflect changes in the Israel consumer price index, or CPI, and have been restated in NIS in terms of the purchasing power as of December 31, 2003 The financial statements of the MA Group, the Elisra Group, Knafaim and ECI are prepared in dollars, the functional currency of these companies, which are then translated into NIS at the rate of exchange prevailing at the end of the period. See Note 2B to our consolidated financial statements included elsewhere in this annual report. For comparative purposes, financial data of prior periods for these companies are adjusted to reflect changes in the CPI between the prior periods and the most recent reported period. During periods when the rate of inflation in Israel differs significantly from the rate of devaluation of the NIS in relation to the dollar, application of inflation accounting to our financial statements creates distortions between the comparative financial data of subsidiaries whose functional currency is the dollar, as reported in the financial statements of those companies and as reflected in our financial statements.

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

Adjusted Financial Statements

         In accordance with Israeli GAAP, all NIS amounts in our financial statements included elsewhere in this annual report have been restated in terms of NIS of identical purchasing power as of December 31, 2003 to account for the effects of inflation based upon changes in the Israeli Consumer Price Index, or CPI. The adjustments to our financial statements were made in accordance with the opinions of the Institute of Certified Public Accountants in Israel, or ICPAI and are based on the accounting records which are kept in nominal NIS or in other functional currencies. The amounts of non-monetary assets do not necessarily represent their realizable or current economic value, but rather the original historical cost of those assets in terms of adjusted NIS.

         Non-monetary items have been adjusted on the basis of the changes in the CPI, from the CPI published for the month in which the related transaction was effected to the CPI published for the balance sheet month. Monetary items are included in the adjusted balance sheet as of December 31, 2003, at their historical amounts. The components of the statement of operations (except for financing), relating to transactions carried out during the year have been adjusted according to the CPI at the time the related transactions were effected. The components of the statement of operations relating to provisions included in the balance sheet are based on the changes in the balances of the related balance sheet items after their related cash flows were taken into account. The financing item, which is derived from the other items of the financial statements, reflects real financing income and expenses, as well as the erosion of monetary balances during the year, the earnings and losses from the realization of marketable securities and the earnings and losses from derivative financial instruments. Investments in investee companies and the equity in their results of operations, as well as the minority interest in subsidiaries and the share in their results, are based on the adjusted financial statements of those companies.

         In addition, the financial statements of our subsidiaries and affiliates that use dollars as their functional currency are adjusted on the basis of the exchange rate of the dollar, in accordance with Section 29 of Opinion 36 of the ICPAI. For these companies, at each balance sheet date, the figures of the balance sheet for the year then ended are translated into shekels at the exchange rate for the dollar prevailing at the end of the year. The statements of operations for each year are translated into shekels at the exchange rate for the dollar prevailing at the end of each quarter. Balance sheet items as at the beginning of the year, and changes in capital during the year, are translated according to the exchange rate of NIS to dollars at the beginning of the year or at the date of the change, respectively, and are then adjusted for the changes in the CPI through December 31, 2003. Differences arising from the translation are included in a separate item of shareholders' equity under "Cumulative foreign currency translation adjustments, net."

         As discussed below under "Recently issued accounting pronouncements in Israel," in accordance with Israel Accounting Standard No. 12 issued by the Israeli Accounting Standards Board, or IASB, which became effective as of January 1, 2004, we no longer adjust our financial statements for the inflationary effects of changes in the general purchasing power of the shekel. Instead, the inflation-adjusted amounts as of December 31, 2003 will serve as the basis for the nominal-historical financial reporting in the following periods.

Sale of trade receivables:

         The Company recognizes the sale of trade receivables as a sale only when the control and the risks of the financial asset are transferred to the purchaser.

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

         Revenues and costs related to "projects in progress" under long-term contracts are recognized under the "percentage of completion" method (including revenues and costs in respect of partial deliveries) if we are capable of reliably estimating the revenues and costs required till completion. For contracts involving significant technological uncertainties, revenues are recognized on the basis of the "completed contracts" method. Revenues and costs relating to contracts on a "cost plus" basis (i.e. cost with the addition of profit at a fixed rate) are recognized when the costs are incurred. Periodic reporting on revenues and costs from projects in progress covers all cycle periods, including those where it is not possible to estimate anticipated profits at the reporting stage. However, if the refund of costs already incurred is anticipated, all costs incurred are attributed to the statement of operations as offsetting revenues in the amount of such costs.

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

Investments in Non-consolidated Subsidiaries and Affiliates

         Our investments in our non-consolidated subsidiaries and affiliates are presented using the equity method. Goodwill arising from the acquisition of equity in a non-consolidated subsidiary or affiliate is generally amortized at equal annual rates over a 10-year period, commencing from acquisition date. However, there are instances in which goodwill in a subsidiary is amortized over a 20-year period, based on our assessment that the circumstances in those instances justifies the longer amortization period.

         From time to time we review our investments in our non-consolidated subsidiaries and affiliates to identify whether there has been a decrease in the value of such investments which is not of a temporary nature. We would conduct such reviews when there are signs that the value of permanent investments has been harmed, including a drop in stock market prices, the subsidiary's or affiliate's sequential loss, the segment in which the subsidiary or affiliate operates, the value of the goodwill aggregated in the investment and other parameters. Following management's assessment of all the relevant factors that are not of a temporary nature, we may make appropriate provisions for the adjustment of the value of these investments, which would be reflected in our consolidated statement of operations.

         Since January 1, 2003, we have applied IASB Accounting Standard No. 15 - "Impairment In value of Assets," to ensure that our assets in the consolidated balance sheet are not stated at an amount exceeding their recoverable value, which is the higher of the net sales price and the usage value, which is the present value of the estimated future cash flows expected to derive from the use and realization of the asset. This Standard, which is based on International Accounting Standard No. 36, applies to all of our assets in the consolidated balance sheet, except for tax assets and monetary assets. Likewise, this Standard prescribes the presentation and disclosure principles for assets that have declined in value. When the carrying value of an asset in the consolidated balance sheet exceeds its recoverable amount, we recognize an impairment loss equal to the difference between the book value of the asset and its recoverable value. A loss in recognized in this manner will be reversed only if changes have occurred in the estimates used in determining the recoverable value of the asset, from the date on which the last impairment loss was recognized.

Intangible Assets and Deferred Expenses

         Intangible assets are amortized over the estimated period of the economic benefit provided by the particular asset. We assess the recoverability of these intangible assets periodically by determining whether unamortized capitalized costs do not exceed the net realizable value of the particular asset. Licensing of products and acquisition of know-how are stated at cost and are mostly amortized over 8 years. Marketing rights are stated at cost and amortized over periods of 5 to 10 years. Intangible assets in the purchase of products are stated at cost and are mainly amortized over 20 years. Goodwill deriving from acquisitions or investments is amortized over the period of economic benefit at equal annual rates over 10 to 20 years commencing from the acquisition date. Non-compete and confidentiality agreements are mostly amortized over 5 years.

         Deferred expenses relating to debenture issuance costs are amortized using the straight-line method over the life of the debentures, which is usually six years.

Recently Issued Accounting Pronouncements in Israel

         In July 2001, the Israeli Accounting Standards Board, or IASB, issued Israel Accounting Standard No. 12 - "Discontinuance of Adjusting Financial Statements for Inflation," which provided for the discontinuance of adjusting financial statements for the effects of changes in the general purchasing power of the shekel, as of January 1, 2003. In December 2002, Accounting Standard No. 17 was issued that postponed the date from which Accounting Standard No. 12 is to be applied until January 1, 2004. Until December 31, 2003, we have continued to prepare adjusted financial statements in accordance with Opinion No. 36 of the Institute of Certified Public Accountants in Israel, or ICPAI. The inflation-adjusted amounts as of December 31, 2003 will serve as the basis for the nominal-historical financial reporting in the following periods. Upon implementation of Standard No. 12, Clarifications Nos. 8 and 9 to Opinion 36 of the ICPAI will be canceled and will be replaced with effect from January 1, 2004 by Israel Accounting Standard No. 13 - "The Effects of Changes in Foreign Exchange Rates," which was issued at the same time as Standard No. 12. Most of the provisions of Standard No. 13 correspond to the provisions which appeared in Clarifications Nos. 8 and 9 to Opinion 36 of the ICPAI. The adoption of Standard No. 12 could have a material effect on our results of operations. The extent of the effect is dependent on the rate of inflation and the composition of our assets and sources of financing.

         In March 2004, the IASB issued Israel Accounting Standard No. 20 - "Goodwill Amortization," which is effective for financial statements for reporting periods commencing on or after January 1, 2004. This Standard provides that goodwill must be amortized methodically over its useful life and that the amortization period must reflect the best estimate of the period in which the entity expects to derive future economic benefit from the goodwill. This Standard also provides that the amortization period may not exceed 20 years from the first date of recognition. The change in the amortization period of goodwill balances as of January 1, 2004 will be treated as a prospective change in estimates. Goodwill balances will be amortized methodically, over the balance of the period remaining until the end of the prescribed amortization period. We are currently evaluating the implications of the new Standard, and at this stage, we are unable to estimate the effect of this Standard on our financial statements.

Impact of Devaluation on Results of Operations and on Monetary Assets and Liabilities

         The following table sets forth, for the periods indicated, certain information with respect to the rate of inflation in Israel, the rate of devaluation of the NIS in relation to the dollar and the rate of inflation in Israel adjusted for the NIS-dollar devaluation:

                                                             Closing Exchange         Annual        Annual Inflation
Year Ended December   Israeli Consumer   Israeli Inflation      Rate of the      Devaluation Rate     Adjusted for
        31,            Price Index (1)     Price Rate(2)        Dollar (3)             (4)           Devaluation (5)
------------------    ----------------   -----------------   ----------------    ----------------   ----------------
1999                       168.53               1.3          NIS 4.153                 (0.2)                1.5
2000                       168.53               0.0          NIS 4.041                 (2.7)                2.7
2001                       170.91               1.4          NIS 4.416                   9.3              (7.9)
2002                       182.01               6.5          NIS 4.737                   7.3              (0.8)
2003                       178.58              (1.9)         NIS 4.379                 (7.6)                5.7
__________________

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

         The relationship between our monetary assets and liabilities, and the extent to which these are linked to a particular currency or price index, affects our financial results. In the event of a devaluation of the NIS in relation to the dollar, we would report a financial expense to the extent that our dollar-denominated or dollar-linked monetary liabilities exceed our dollar-denominated or dollar-linked monetary assets or, conversely, we would report financial income if our dollar-denominated or dollar-linked monetary assets exceeded our dollar-denominated or dollar-linked monetary liabilities. On December 31, 2003, the excess of our foreign currency denominated or linked monetary liabilities over our foreign currency denominated or linked monetary assets was NIS 2,078 million (the majority of which was dollar-denominated or dollar-linked).

         In addition, we and certain of our subsidiaries have entered into financial agreements with major Israeli banks and other financial institutions in order to reduce the overall exposure of assets and liabilities denominated in foreign currencies, and commitments for the purchase of raw materials and the sale of goods in currencies other than the dollar arising from foreign currency exchange rates. Such agreements include forward sales, purchase contracts, sale options and swap transactions. For more details regarding the balance of our hedging agreements as of December 31, 2003, see note 21 to our consolidated financial statements included elsewhere in this annual report. The caption "Financial expenses, net" in our consolidated financial statements includes the impact of these factors on monetary assets and liabilities, as well as regular interest expense.

Results of Operation

The following tables summarize certain recent financial information relating to each of our businesses. The tables are prepared on the same basis as that utilized in our consolidated financial statements included elsewhere in this annual report.


                                                                                            Translation
                                                                 002/2001       CPI -          into       003/2002
                                   CPI - adjusted NIS            Changes     adjusted NIS     Dollars     Changes
                            --------------------------------------------------------------------------------------
                               2001      %       2002      %       %         2003      %        2003        %
                            --------------------------------------------------------------------------------------
                            (In                (In                         (In               (In
                            thousands)         thousands)                  thousands)        thousands)


REVENUES FROM SALES


Telecommunication equipment 1,217,399    16.31    814,108  11.47   (33.13)    796,059   10.35    181,790     (2.22)
Defense electronics         1,412,425    18.93  1,687,551  23.77    19.48   1,286,432   16.73    293,773    (23.77)
Agrochemicals               4,101,360    54.95  4,140,471  58.32     0.95   5,191,913   67.51  1,185,639     25.39
Venture capital
  investments
Other                         732,235     9.81    457,660   6.44   (37.50)    416,026    5.41     95,005     (9.10)
                            --------------------------------------------------------------------------------------

Total                       7,463,419      100  7,099,790    100    (4.87)  7,690,430    100   1,756,207      8.32
                            ======================================================================================

OPERATING EARNINGS:

Telecommunication equipment  (212,742)  (55.73)  (178,623)(34.43)  (16.04)      3,158    0.34        721   (101.77)
Defense electronics            56,187    14.72     78,853   15.2    40.34      (4,294)  (0.46)      (980)  (105.45)
Agrochemicals                 587,050   153.79    658,507 126.93    12.17     949,290  102.61    216,782     44.16
Venture capital investments    (8,293)   (2.17)    (7,894) (1.52)   (4.81)     (1,445)  (0.16)      (330)   (81.69)
Other                         (40,490)  (10.61)   (32,062) (6.18)  (20.82)    (21,536)  (2.33)    (4,918)   (32.83)
                            --------------------------------------------------------------------------------------

Total                         381,712      100    518,781    100    35.91     925,173     100    211,275     78.34

Joint general expenses        (23,275)            (38,917)          67.21     (28,888)           (6,597)    (25.77)

Total operating earnings      358,437             479,864           33.88     896,285            204,678     86.78
                            =================================== ===================== ============================

CAPITAL EXPENDITURES:

Telecommunication equipment    59,685     6.13    15,554   1.19    (73.94)      7,173    2.25      1,638    (53.88)
Defense electronics            53,187     5.46    45,753   3.48    (13.98)     28,210    8.85      6,442    (38.34)
Agrochemicals                 821,754    84.37  1,241,091  94.53    51.03     277,195   86.94     63,301    (77.67)
Venture capital investments     2,928      0.3
Other                          36,487     3.74     10,464    0.8   (71.32)      6,262    1.96      1,430    (40.16)
                            ----------------------------------- --------------------- ----------------------------

Total                         974,041      100  1,312,862    100    34.79     318,840     100     72,811    (75.71)
                            =================================== ===================== ============================

DISCONTINUED ACTIVITY             194                  --              --          --                 --        --
CORPORATE ASSETS                  386                 108          (72.02)        392                 90       263
                            ----------------------------------- --------------------- ----------------------------
                              974,621           1,312,970          (34.72)    319,232             72,901    (75.69)
                            ----------------------------------- --------------------- ----------------------------

EXPORTS OF KOOR  PRODUCTS BY
BUSINESSES (1)

Telecommunication equipment 1,038,444    19.42    695,962  13.49   (32.98)    721,957   12.23    164,868      3.74
Defense electronics           875,014    16.36  1,056,968  20.49    20.79     760,964   12.89    173,776    (28.00)
Agrochemicals               3,354,813    62.73  3,404,650  66.02     1.49   4,419,795   74.88  1,009,316     29.81
Venture capital investments    79,631     1.49                       (100)
Other

Total                       5,347,902      100  5,157,580    100    (3.56)  5,902,716     100  1,347,960     14.45
                            =================================== ===================== ============================

DESTINATIONS (2)

North America               1,225,494    16.42  1,125,925  15.86   (8.12)   1,152,009   14.98    263,076      2.32
Europe                      1,906,611    25.55  1,864,012  26.26   (2.23)   2,473,635   32.17    564,886     32.70
South America               1,663,223    22.28  1,213,485  17.09   (27.04)  1,670,256   21.72    381,424     37.64
Asia and Australia           923,134     12.37  1,123,387  15.82    21.69   1,050,873   13.66    239,980     (6.45)
Africa                       228,127      3.06    228,632   3.22     0.22     323,206    4.20     73,808     41.37
                            1,516,830    20.32  1,544,349  21.75     1.81   1,020,451   13.27    233,033    (33.92)
Total                       7,463,419      100  7,099,790    100    (4.87)  7,690,430     100  1,756,207      8.32
                            =================================== ===================== ============================


---------------------

(1) Including foreign industrial operations.
(2) Destination to which shipment
is made.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

         The following is an analysis of our consolidated results of operations, followed by an analysis of the results of operations of each of our businesses.

         Net sales. Net sales increased 8.3% to NIS 7,690 million in 2003 from NIS 7,100 million in 2002. The increase consists of a NIS 1,051 million increase in MA Industries' revenues and a NIS 42 million increase in Telrad's revenues, which were partially offset by decreases in the revenues of the Elisra Group (NIS 401 million), Tadiran Electronic (NIS 68 million) and Sheraton Moriah (NIS 27 million).

         Export and international operations, representing 77% of of our net sales, increased 14.5% in 2003 compared to 2002, primarily as a result of a NIS 1,015 million increase in MA Industries' exports due to improved prices of agricultural commodities, good weather conditions in North America and Asia and the improving South American economy (manly Brazil), which were partially offset by harsh weather conditions in Europe, the increasing market share of genetically-engineered seeds and the strengthening of most currencies against the dollar. The increase in exports was also partially offset by a NIS 296 million decline in Elisra's exports.

         Gross profit. Gross Profit increased 28.8% to NIS 2,297 million in 2003 from NIS 1,784 million in 2002. The increase in gross profit is primarily attributable to improved profits at MA Industries (NIS 450 million) and Telrad (NIS 180 million), which were partially offset by a decline in the gross profit of Elisra (NIS 109 million). As a percentage of net sales, gross profit increased from 25.1% in 2002 to 30.0% in 2003.

         Operating earnings. Operating earnings increased 86.8% to NIS 896 million in 2003 from NIS 480 million in 2002. The increase in operating earnings is mainly due to an increase in the operating earnings of MA Industries (NIS 291 million) and Telrad (NIS 166 million), partially offset by a decline in the operating earnings of Elisra (NIS 77 million). As a percentage of net sales, operating earnings increased from 6.8% in 2002 to 12.0% in 2003.

         Finance expenses, net. Finance expenses, net decreased 44.1% to NIS 228 million in 2003 from NIS 408 million in 2002. The decrease in finance expenses in 2003 is primarily attributable to the repayment of debt, primarily at the parent company level, the depreciation of the dollar against the NIS and a negative CPI.

         The dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in against the dollar. During 2003, the shekel was strengthened against the dollar by 7.6% while the CPI decreased by 1.9%, compared to 2002, during which there had been a devaluation of 7.3% of the shekel against the dollar while the CPI increased by 6.5%.

         Other income (expenses), net. Other expenses, net, amounted to NIS 220 million in 2003 compared to other income, net of NIS 6 million in 2002. Other expenses, net, in 2003 included:

         o An NIS 33 million capital gain following the sale of investments, mainly at Telrad and our sale of 2.6% of our equity interest in MA Industries. In 2002 we recorded a primarily resulting from the sale of 30% of Elisra's shares to Elta and the partial sale of Tadiran's real-estate;

         o A NIS 107 million write-down of investments and assets, which includes an NIS 72 million write down of Koor CVC's investments. In 2002, we recorded an NIS 165 million write-down in the value of investments and assets, including a NIS 93 million write-down of Koor CVC's investments and an NIS 35 million charge following the write down of BVR Systems' goodwill;

         o A NIS 28 million provision for severance compensation, primarily at MA Industries (NIS 9 million) and Elisra (NIS 9 million), compared to a NIS 127 million provision in 2002; and

         o A NIS 119 million goodwill amortization and write-off, primarily at MA Industries (NIS 112 million) and Elisra (NIS 4 million), compared to a NIS 91 million write-off in 2002.

         Transfer to statement of income of translation differences of autonomous investee in voluntary liquidation. As a result of the liquidation of Tadiran in March 2002, we recorded an expense of approximately NIS 391 million due to the recognition of the cumulative foreign currency translation adjustments to the value of our investment in Tadiran. We recorded this expense, which was previously reflected as a decrease in shareholders' equity, in accordance with Israeli GAAP, which provides that changes in the value of investments in subsidiaries as a result of foreign currency adjustments are not recognized until the sale or liquidation of the subsidiary. This accounting entry did not have any effect on our net equity.

         Taxes on income. Taxes on income decreased 40% to NIS 85 million in 2003 from NIS 141 million in 2002. The decrease is primarily attributable to a NIS 58 million decline in Telrad's tax expense, a NIS 53 million decline in our tax expense at the corporate parent level due to deferred tax from the sale of shares of MA Industries, and a NIS 31 million decline in Elisra's tax expense. These declines were partially offset by a NIS 60 million increase in MA Industries' tax expense. Taxes on income as a percentage of sales in 2003 and 2002 were 1.1% and 2.1%, respectively.

         Equity in the operating results of affiliates, net. Equity in the losses of affiliates, net in 2003 totaled NIS 114 million compared with NIS 252 million in 2002. This item includes mainly our equity share in the net loss of ECI, in the amount of NIS 101 million (partially offset by a reversal of a NIS 73 million write-down of our investment in ECI), compared with NIS 246 million in 2002 (including a NIS 25 million write-down of our investment in ECI), as well as our equity share in the losses of Knafaim, in the amount of NIS 11 million in 2003, compared with insignificant amount in 2002.

         Minority interest in subsidiaries, net. Minority interest in subsidiaries, net amounted to a gain of NIS 203 million in 2003 compared with a gain of NIS 60 million in 2002. The increase in minority interest in 2003 derives mainly from MA Industries (NIS 122 million), Elisra (NIS 13 million) and Sheraton Moriah (NIS 12 million).

         Net income (loss). As a result of the above factors, we reported a net income of NIS 46 million in 2003, compared to a net loss of NIS 767 million in 2002.


         Telecommunications Equipment Business

                                                                    Year Ended December 31,
                                                      -----------------------------------------------------
                                                         2002                2003                2003
                                                      -----------------------------------------------------
                                                       (Adjusted NIS in thousands)        ($ in thousands)
Sales.......................................             814,108              796,059            181,790

Operating earnings (loss)...................            (178,623)               3,158                721


         Sales from our telecommunication equipment business decreased 2.2% in 2003 to NIS 796 million from NIS 814 million in 2002. The decrease was primarily due to a decrease in sales of MNI, a subsidiary of TEI, by approximately $13.1 million (NIS 57 million) in 2003 compared to 2002, primarily as a result of decreased demand for its products, which was only partially offset by an increase in Telrad's sales by NIS 42 million in 2003 compared to 2002, primarily as a result of a sale of $30 million in South America.

         Sales from our telecommunication equipment business attributable to sales of telecommunication equipment to Nortel were NIS 440 million in 2003 compared to NIS 423 million in 2002, or 55% compared to 52% of total telecommunication equipment business sales in 2003 and 2002, respectively.

         Telecommunication equipment business exports amounted to NIS 722 million in 2003 compared to NIS 696 million in 2002. The increase in export sales resulted primarily in Telrad for the reasons discussed above.

         Operating earnings (loss) in our telecommunication equipment business improved from a NIS 179 million operating loss in 2002 to operating earnings of NIS 3 million in 2003. The improvement resulted from the increase in sales at Telrad combined with its significant cost reductions following its successful reorganization.


         Defense Electronics Business

                                                                    Year Ended December 31,
                                                      -----------------------------------------------------
                                                         2002                2003                2003
                                                      -----------------------------------------------------
                                                       (Adjusted NIS in thousands)        ($ in thousands)

Sales.......................................           1,687,551            1,286,432            293,773
Operating earnings (loss)                                 78,853               (4,294)              (981)


         Sales from our defense electronics business decreased 23.8% to NIS 1,286 million in 2003 from NIS 1,688 million in 2002 primarily as a result of a major reduction in the Israeli defense budget. Sales from our defense electronics business were also affected by BVR whose results were not consolidated since June 2003 and were consolidated for the entire year in 2002, and which accounted for approximately NIS 123 million in sales in 2002.

         Operating earnings (loss) from our defense electronics business decreased to operating losses of NIS 4 million in 2003 from operating earnings of NIS 79 million in 2002 primarily as a result of decrease in sales.

         Agrochemicals Business

                                              Year Ended December 31,
                                ------------------------------------------------
                                   2002              2003             2003
                                (Adjusted NIS in thousands)     ($ in thousands)

Sales........................    4,140,471         5,191,913        1,185,639
Operating earnings...........      658,507           949,290          216,782



         Sales from our agrochemicals business increased 25.4% to NIS 5,192 million in 2003 from NIS 4,140 million in 2002, primarily as a result of increased sales of the MA group (see below). Approximately 92.7% and 90.9% of the sales in 2003 and 2002, respectively, were made outside of Israel, and approximately 26.2% and 27.9% of total sales in 2003 and 2002, respectively, were to South America.

         The increase in the MA group's sales was primarily attributable to sales of new products, and increases in sales of existing products, as well as improved prices of agricultural commodities, good weather conditions in North America and Asia and the improving South American economy (manly Brazil). These positive effects were partially offset by harsh weather conditions in Europe, the increasing market share of genetically-engineered seeds and the strengthening of most currencies against the dollar.

         Operating earnings for our agrochemicals business increased 44.2% to NIS 949 million in 2003 from NIS 659 million in 2002 as a result of increased sales and the reduction of manufacturing expenses as a result of internal restructuring and a decrease in raw material costs.

         Venture Capital Business

                                            Year Ended December 31,
                                ------------------------------------------------
                                     2002              2003           2003
                                -----------------------------------------------
                                (Adjusted NIS in thousands)     ($ in thousands)

Sales...........................       --                --            --
Operating earnings (loss).......   (7,894)           (1,445)         (330)




         This segment was established for the first time in 2000, when we established the Koor Corporate Venture Capital Partnership, or Koor CVC. As of December 31, 2003, we had invested, through Koor CVC, approximately $132 million in venture capital funds and start-up companies, excluding Koor CVC's initial investment in Scopus Network Technologies (formerly Tadiran Scopus). We do not consolidate any of the portfolio companies in Koor CVC. The decrease in operating loss in our venture capital business in 2003 compared to 2002 resulted primarily from a reduction in Koor CVC's operating expenses.

         Other Businesses

                                               Year Ended December 31,
                                   ---------------------------------------------
                                        2002              2003            2003
                                   ---------------------------------------------
                                  (Adjusted NIS in thousands)   ($ in thousands)

Sales.............................     457,660           416,026        95,005
Operating earnings (loss).........     (32,062)          (21,536)       (4,918)


         Sales from our other businesses decreased 9.1% to NIS 416 million in 2003 from NIS 478 million in 2002. This decrease was primarily attributable to the decline in sales of Sheraton Moriah as a result of the sharp decline of tourism in Israel due to increased hostilities in with the West Bank and Gaza.

         Operating loss of our other businesses was NIS 22 million in 2003 compared to NIS 32 million in 2002, primarily due to the decrease in sales of Sheraton Moriah.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

         The following is an analysis of our consolidated results of operations, followed by an analysis of the results of operations of each of our businesses.

         Net sales. Net sales decreased 4.87% to NIS 7,100 million in 2002 from NIS 7,463 million in 2001. Exports and international operations, representing 80.4% of our net sales, decreased 5.0% in 2002 compared to 2001, primarily attributable to a decrease of approximately NIS 319 million in Telrad's sales as a result of the major decline in the international telecommunications market. Net sales were also affected by holdings whose results were not consolidated during 2002 and were consolidated in 2001, which amounted to approximately NIS 87 million. These decreases were partially offset by an increase in the sales of Elisra and of MA industries, by NIS 275 million and NIS 39 million, respectively, in 2002 compared to 2001.

         Sales in our telecommunication equipment business decreased by 33.3% in 2002 compared to 2001 while sales in our agrochemicals, defense electronics businesses increased by 19.5%, 1%, respectively, over the same period. Our venture capital business did not record any sales in 2002 due to the deconsolidation of some companies.

         Gross profit. Gross Profit increased 5.1% to NIS 1,784 million in 2002 from NIS 1,698 million in 2001. The increase in gross profit is primarily attributable to improved profits at MA Industries (NIS 119 million), Elisra (NIS 50 million) and Telrad (NIS 31 million), which were partially offset by a decline in the gross profit of Tadiran Electronic (NIS 42 million) and Koor Trade (NIS 14 million). The increase in the gross profit was partially offset by holdings whose results were not consolidated during 2002 and were consolidated in 2001, which amounted to approximately NIS 26 million. As a percentage of net sales, gross profit increased from 22.7% in 2001 to 25.1% in 2002.

         Operating earnings. Operating earnings increased 33.8% to NIS 480 million in 2002 from NIS 358 million in 2001. The increase in operating earnings is mainly due to a substantial drop in the operating loss of Telrad (NIS 78 million), paired with an increase in the operating earnings of MA Industries (NIS 71 million), Elisra (NIS 19 million), Sheraton Moriah and Isram, partially offset by a decline in the operating earnings of TEI (NIS 44 million), Tadiran (NIS 14 million) and Koor Trade. As a percentage of net sales, operating earnings increased from 4.8% in 2001 to 6.8% in 2002.

         Finance expenses, net. Finance expenses, net decreased 5.6% to NIS 408 million in 2002 from NIS 432 million in 2001. The decrease in finance expenses in 2002 is primarily attributable to a decline in the finance expenses of MA Industries (NIS 26 million), Tadiran (NIS 25 million) and Sheraton Moriah (NIS 14 million), due to the repayment of financial liabilities. These decreases were partially offset by an increase in the finance expenses of Telrad (NIS 23 million).

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

         Other income (expenses), net. Other income, net amounted to NIS 6 million in 2002 compared to other expenses, net of NIS 623 million in 2001. Other income, net in 2002 included: NIS 342 million capital gain, which included NIS 339 million from the sale of 30% of Elisra's shares to Elta, NIS 29 million from the sale of Tadiran's real estate, and a one-time gain from Koor Trade of NIS 35 million in connection with its receipt of a payment with respect to debt that was previously written-off as bad debt, compared to a NIS 60 million capital loss in 2001;

         o NIS 165 million write-down of investments and assets, which included a NIS 93 million write down of Koor CVC investments, a NIS 51 million expense recorded by MA Industries relating to the ongoing economic crisis in Argentina, a NIS 35 million loss representing Elisra's share in the write off of BVR Systems goodwill and a NIS 16 million expense relating to termination of the Elad hotel management agreement. During 2001, we recorded an NIS 396 million provision for the decline in value of investments and assets.

         o NIS 127 million provision for severance compensation, primarily at Telrad (NIS 98 million), MA Industries (NIS 15 million), and Elisra (NIS 14 million), compared to NIS 82 million in 2001.

         o NIS 91 million goodwill amortization and write-off, primarily at MA Industries (NIS 78 million) and Elisra (NIS 13 million), compared to an NIS 83 million write off in 2001.

         Transfer to statement of income of translation differences of autonomous investee in voluntary liquidation. As a result of the liquidation of Tadiran in March 2002, we recorded an expense of approximately NIS 390 million due to the recognition of the cumulative foreign currency translation adjustments to the value of our investment in Tadiran. We recorded this expense, which was previously reflected as a decrease in shareholders' equity, in accordance with Israeli GAAP, which provides that changes in the value of investments in subsidiaries as a result of foreign currency adjustments are not recognized until the sale or liquidation of the subsidiary. This accounting entry did not have any effect on our net equity.

         Taxes on income. Taxes on income increased 262% to NIS 141 million in 2002 from NIS 39 million in 2001. The increase is primarily attributable to Telrad (NIS 125 million, NIS 68 million of which were during the reporting period as a result of writing off a tax asset compared to a tax gain of NIS 52 million recorded in the same period last year), MA Industries (NIS 22 million), Elisra (NIS 13 million) and Koor Trade ( NIS 6 million). These expenses were partially offset by a decline in tax expenses at Tadiran (NIS 20 million), TEI (NIS 19 million) Koor, and Koor Properties. The increase in tax expenses also derives from Koor following the exercise of a deferred tax asset relating to Elisra, following the sale of 30% of Elisra (NIS 116 million). Taxes on income as a percentage of sales in 2002 and 2001 were 2.2% and 0.5%, respectively.

         Equity in the operating results of affiliates, net. Equity in the losses of affiliates, net in 2002 totaled NIS 252 million compared with NIS 1,895 million in 2001. This item includes mainly our equity share in the net loss of ECI, in the amount of NIS 246 million (including a NIS 25 million write-down of our investment in ECI), compared with NIS 1,881 million in 2001 (including a NIS 1,116 million write-down of our investment in ECI).

         Minority interest in subsidiaries, net Minority interest in subsidiaries, net amounted to a loss of NIS 60 million in 2002 compared with a gain of NIS 9 million in 2001. The increase in minority interest in 2002 derives mainly from MA Industries (NIS 65 million), Telrad's subsidiary Be-Connected (NIS 9 million), and Sheraton Moriah (NIS 9 million). This was offset by a decline in the minority interest for the full year of 2002 of BVR Systems (NIS 3 million), and Elisra (NIS 13 million).

         Results of discontinued activities, net. Our operations in the construction and infrastructures segment effectively ended with the termination of the consolidation of United Steel Mills in 2001, and therefore the results of the segment were reclassified and stated in this item. The loss from discontinued operations in 2001 amounted to NIS 29 million.

         Net income (loss). As a result of the above factors, we reported a net loss of NIS 767 million in 2002, compared to a net loss of NIS 2,651 million in 2001.


         Telecommunications Equipment Business

                                                                   Year Ended December 31,
                                                  ----------------------------------------------------------
                                                        2001                 2002                2002
                                                  ----------------------------------------------------------
                                                      (Adjusted NIS in thousands)         ($ in thousands)
Sales.......................................           1,217,399              814,108            171,862
Operating earnings (loss)...................            (212,742)            (178,623)           (37,708)

         Sales from our telecommunication equipment business decreased 33.1% in 2002 to NIS 814 million from NIS 1,217 million in 2001. Telrad's sales decreased by NIS 320 million in 2002 primarily as a result of the declining telecommunications market.

         Sales from our telecommunication equipment business attributable to sales of telecommunication equipment to Nortel were NIS 561 million in 2002 compared to NIS 669 million in 2001, or 69% compared to 54% of total telecommunication equipment business sales in 2002 and 2001, respectively.

         Telecommunication equipment business exports amounted to NIS 696 million in 2002 compared to NIS 1,038 million in 2001. The decrease of export sales resulted primarily in Telrad for the reasons discussed above.

         Operating Loss decreased in our telecommunication equipment business from a NIS (213) million operating loss in 2001 to a NIS (179) million operating loss in 2002. The decrease resulted from a sharp decrease in sales at Telrad.


         Defense Electronics Business

                                                                    Year Ended December 31,
                                                  ----------------------------------------------------------
                                                         2001                2002                2002
                                                  ----------------------------------------------------------
                                                       (Adjusted NIS in thousands)        ($ in thousands)
Sales.......................................           1,412,425            1,687,551           356,249
Operating earnings                                        56,187               78,853            16,646

         Sales from our defense electronics business increased 19.5% to NIS 1,688 million in 2002 from NIS 1,412 million in 2001 primarily as a result of the increased demand for high tech military equipment and products as many countries have focused on improving their existing military equipment with new technology and investing in new high-tech military products and equipment.

         Operating earnings from our defense electronics business increased 40.3% in 2002 to NIS 78.9 million from NIS 56.2 million in 2001.


         Agrochemicals Business

                                                                    Year Ended December 31,
                                                  ----------------------------------------------------------
                                                         2001                2002                2002
                                                  ----------------------------------------------------------
                                                       (Adjusted NIS in thousands)        ($ in thousands)
Sales.......................................            4101,360             4,140,471          874,070
Operating earnings..........................            587,050              658,507            139,014


         Sales from our agrochemicals business increased 1% to NIS 4,140 million in 2002 from NIS 4,101 million in 2001, primarily as a result of increased sales of the MA group (see below). Approximately 90.9% and 90.6% of the sales in 2002 and 2001, respectively, were made outside of Israel, and approximately 27.9% and 36.4% of total sales in 2002 and 2001, respectively, were to South America.

         The increase in the MA group's sales was primarily attributable to sales of new products, increases in sales of existing products and the reduction of manufacturing expenses as a result of internal restructuring and a decrease in raw material costs. These positive effects were partially offset by the reduction in sales to South America, a decrease in sales prices and the devaluation of the Brazilian Real and the Euro.

         Operating earnings for our agrochemicals business increased 12.2% to NIS 658 million in 2002 from NIS 587 million in 2001 as a result of increased sales and savings in production costs.


         Venture Capital Business

                                                                     Year Ended December 31,
                                                     --------------------------------------------------------
                                                         2001                 2002                  2002
                                                     --------------------------------------------------------
                                                         (Adjusted NIS in thousands)         ($ in thousands)
Sales.......................................                --                     --                --
Operating earnings (loss)...................            (8,293)                (7,894)            (1,666)


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


         Other Businesses

                                                                     Year Ended December 31,
                                                     --------------------------------------------------------
                                                         2001                 2002                  2002
                                                     --------------------------------------------------------
                                                         (Adjusted NIS in thousands)         ($ in thousands)
Sales.......................................             732,235              457,660             96,614
Operating earnings (loss)...................            (40,490)              (32,062)            (6,768)


         Sales from our other businesses decreased 37.5% to NIS 458 million in 2002 from NIS 732 million in 2001. This decrease was primarily attributable to the decline in sales of Sheraton Moriah and Isram as a result of the sharp decline of tourism in Israel due to increased hostilities in with the West Bank and Gaza.

         Operating loss of our other businesses was NIS 32 million in 2002 compared to NIS 41 million in 2001, primarily due to the decrease in sales of Sheraton Moriah and Isram.

Quarterly Results

         The following table presents unaudited quarterly financial information for each of the four quarters of the year ended December 31, 2003. Such information has been prepared on the same basis as our consolidated financial statements.


                                                          Quarter Ended                          Year Ended
                                    ---------------------------------------------------------------------------
                                        March         June        September       December        December
                                      31, 2003      30, 2003       30, 2003       31, 2003        31, 2003
                                    ---------------------------- ------------- --------------------------------
                                                               (in millions of U.S. dollars)
Net sales...........................    464           429           418             445            1,756

Gross profit........................    131           129           129             136              525

Research and development, net.......     60            47            54              60              221

Operating income (loss).............     49            50            52              54              205

Net income (loss)...................      2             4             1               4               11


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


Recent Developments

         On January 14, 2004, we sold 27 million shares in MA Industries for approximately NIS 418 million, or approximately NIS 15.5 per share. The capital gain of NIS 160 million (before tax) is included in "other income". As a result of this transaction our ownership interest in MA Industries was reduced to 41.3%. A tax asset of NIS 59 million which had been created in 2003, because of the expectation that the brought forward tax losses would be utilized, will be realized as a result of this sale.

         During 2003 and the first half of 2004, Knafaim acquired shares and options of El Al Israel Airlines Ltd., or El Al, which was majority-owned by the Israeli government. As of December 31 2003, Knafaim was not an interested party in El-Al as it held less than 5% of El-Al's issued share capital. However, at that date, it held options and had entered into voting agreements that would enable Knafaim in the future to attain control of approximately 52.8% of the voting rights in El-Al on a fully diluted basis. In January 2004, Knafaim approached the Israeli government to obtain its consent and approval to increase its holdings to more than 5% of El Al's issued share capital. In addition, Knafaim filed a merger notice on its holdings in El Al for the approval of the Commissioner of Restrictive Trade Practices. In March 2004, the board of directors of Knafaim resolved to exercise some of the options, the exercise of which could raise Knafaim's shareholding in El Al's issued share capital to 25.1%, subject to the approvals detailed above. Following the exercise of the options that had an exercise date of no later than June 3, 2004, Knafaim holds approximately 22% of the issued share capital of El Al and controls approximately 24.9% of the voting rights in El Al. On a fully diluted basis, if Knafaim were to exercise all its remaining options, its holdings could reach approximately 46.9% of El Al's share capital with control of approximately 52.8% of the voting rights. To date, the total cost of Knafaim's investment in El Al, including the purchases of shares and options and the exercise of options, amounts to $44 million.

         In order to finance the exercise of the options to purchase shares of El Al, in March 2004, Knafaim issued, through a private placement, debentures and options to purchase its shares for total proceeds of approximately NIS 135 million. If all of these options to purchase shares of Knafaim are exercised, our equity stake in Knafaim will be reduced to 25.04%

         In March 2004, MA Industries issued non-marketable convertible debentures in a private placement to institutional investors in the amount of $145 million par value, in consideration for their par value. Under the terms of the placement, the underwriters were given an option for an additional placement of $5 million par value debentures at identical terms, which option was fully exercised. The debentures are for a 7-year period and bear annual interest at the rate of 1.75%, to be paid annually, in the month of March. The debentures may be converted into ordinary shares of the company, of NIS 1.00 par value each, at a conversion rate of NIS 20.5 par value, according to a fixed exchange rate of NIS 4.514 per $1.00. The ordinary shares to be issued as a result of the conversion of the debentures will be listed for trading on the Tel Aviv Stock Exchange. On March 22, 2007, the holders will have the right, by serving prior written notice to MA Industries (between 30 and 60 days prior to March 22, 2007), to demand redemption of the debentures (principal and interest balance at such date). MA Industries will have the right to force the conversion of the debentures, beginning March 22, 2007, as long as the average share price of MA Industries in the period of 20 business days preceding the notice of forced conversion, will be more than 30% higher than the conversion price of the debentures.

         In April 2004, MA Industries, through a wholly-owned and controlled subsidiary, signed an agreement to acquire full ownership and control of a group of three companies: Farm Saver.Com LLC, Vegetation Management LLC, and Nations Ag II LLC, which are engaged in the registration, importing, and marketing of agrochemicals in the U.S. In consideration for the acquisition, the subsidiary will pay $36.5 million in cash, and will transfer 1,908,000 shares of MA Industries (having a market value on the Tel Aviv Stock Exchange on the execution date of the agreement of approximately $7.5 million). The subsidiary might have to pay in 2006 in respect of this acquisition, an additional amount of up to $20 million, depending on the profitability of the acquired companies in the years 2004-2005.

         In April 2004, Cisco Systems purchased all the shares of Riverhead Inc. from its shareholders for 39 million dollars. The share of Koor CVC in the proceeds is $7 million. The gain to Koor CVC is NIS 18 million, before tax.

Effective Corporate Tax Rate

         We do not file a consolidated tax return with our subsidiaries, and we are taxed only on our own income. Most of our subsidiaries file their own tax returns, based on their own taxable income. Our income tax obligations and our Israeli subsidiaries' income tax obligations are based on profits determined in nominal NIS for Israeli statutory purposes, adjusted for tax purposes, in terms of end-of-year Israeli currency, in accordance with changes in the CPI. The tax provision in our financial statements does not directly relate to income shown on such statements, for the reconciliation between the theoretical and actual tax expense. Non-Israeli subsidiaries are taxed based upon tax laws in their respective countries of residence. The effective corporate tax rate is affected mainly by tax benefits arising from reduced tax rates applied to approved enterprises, utilization of tax loss carry forwards for which no deferred taxes were recorded, the effect of the Inflationary Adjustment Law on Israeli companies, whose functional currency is the dollar, and the disallowance of provisions for anticipated losses from the sale of assets. In 2003, we had a profit before taxes of NIS 448 million. See Note 16A to our consolidated financial statements included elsewhere in this annual report.

Liquidity and Capital Resources

         We finance our corporate level activities principally through the proceeds from divestitures, management fees and dividends we receive from our subsidiaries and affiliates and through debt financing. In 2003 and 2002, we received management fees in the amount of NIS 25 million and of NIS 36 million, respectively, and dividends in the amount of NIS 19 million and NIS 28 million, respectively.

         Our shareholders' equity at December 31, 2003 increased 0.8% to NIS 1,740 million, compared to NIS 1,727 million at December 31, 2002. The increase in 2003 was primarily due to the increase in our net income, our sale during 2003 of a siginificant portion of our shares to Hermes Investment Management Ltd. and our reversal of a NIS 74 million write-down in ECI we raised the value of ECI.

         Working capital at December 31, 2003 was NIS 1,046 million compared to NIS 1,160 million at December 31, 2002 and NIS 1,859 million at December 31, 2001.

         Long-term debt totaled NIS 3,460 million at December 31, 2003, or 29.1% of total assets on that date, compared to NIS 4,340 million at December 31, 2002, or 32.3% of total assets on that date. The decrease in the balance of long-term debt is attributed mainly to the repyment of long-term debt amounting to NIS 1,892 million. See note 15C(1) to our consolidated financial statements included elsewhere in this annual report.

         Total debt at December 31, 2003 decreased 24.3% to NIS 5,038 million, or 42.4% of total assets, compared to NIS 6,655 million, or 49.5% of total assets, at December 31, 2002.

Summary of our Contractual Obligations and Commercial Commitments

         For purposes of presenting the approximate cash flows that will be required to meet our material contractual obligations, the following table presents a summary of those obligations, as of December 31, 2003:

                                                                     Payments Due by Period
                                           ---------------------------------------------------------------------------
                                                                      (in millions of NIS)

                                                                 Less Than         1-3            4-5          After
         Contractual Obligations                   Total           1 Year         Years          Years        5 Years
----------------------------------------------------------------------------------------------------------------------
Debt From Banks.........................            4,582         1,576          2,276            534           196
Debentures..............................              340            --             --            340            --
Operating Lease Obligations.............              152            47             73             16            16
Other Obligations.......................              115             1             22             10            82
Total Contractual Cash Obligations......            5,189         1,624          2,371            900           294

         For purposes of presenting the approximate cash flows that will be required to meet our other commercial commitments, the following table presents a summary of those commitments, as of December 31, 2003:

                                                          Amount of Commitment Expiration Per Period
                                         -----------------------------------------------------------------------------
                                                                     (in millions of NIS)
                                               Total
                                              Amounts           Less Than        1-3           4-5          After
     Other Commercial Commitments            Committed           1 Year         Years         Years        5 Years
-----------------------------------------------------------------------------------------------------------------------
Guarantees(1).........................              792               --            302            --           490
Commitments for the Purchase of Fixed
Assets(2).............................               50               15             35            --            --
Commitments for Investments in Venture
Capital Funds(3)......................               40               22             13             5            --
Total Commercial Commitments..........              882               37            350             5           490


(1) Includes: (i) a guarantee Bezeq (Israeli telecommunications company) received from Koor in the amount of NIS 115 million; (ii) a guarantees totaling NIS 251 million issued by Telrad, one of our consolidated subsidiaries, to financial institutions for credit that its customers received; and (iii) guarantees by us for affiliates and other non-consolidated companies in the amount of approximately NIS 200 million. See note 22D to our consolidated financial statements included elsewhere in this annual report.

(2) In 2001, several of our consolidated subsidiaries enter into long-term supply contracts with multi-national companies for a five-year period (2001
     - 2006), pursuant to which the multinational company pays for a portion of the manufacturing costs.

(3) This amount represents Koor CVC's remaining obligation for investment in its portfolio funds, which may be drawn upon by the funds over the next 1-5 years, based on their needs.

Cash Flows

         Cash and cash equivalents decreased by NIS 197 million in 2003 compared to 2002.

         Cash flows from operating activities in 2003 were NIS 775 million, compared to NIS 427 million in 2002. The increase in the cash flow from operating activities stems mainly from net earnings of NIS 46 million in 2003 compared to a net loss of NIS 767 million in 2002.

         Cash flows generated in investment activities in 2003 utilized NIS 267 million of cash, compared to NIS 257 million used in 2002. The investment in fixed assets, net after deduction of an investment grant, amounted to NIS 185 million, compared to NIS 253 million in the same period last year. The principal investments in fixed assets in the reporting period were in MA Industries and Elisra. Investment in intangible assets amounted to NIS 313 million in 2003, compared with NIS 811 million in 2002, mainly as a result of investments by MA Industries. Investments in venture capital companies amounted to NIS 14 million, compared to NIS 47 million in the corresponding period last year. Proceeds from divestitures and disposal of fixed assets contributed NIS 31 million to the cash flow generated in investment activities, compared to NIS 314 million in the corresponding period last year.

         The net proceeds from sale of investments contributed NIS 124 million to cash flows generated from investment activities in 2003, compared to NIS 484 million generated in 2002.

         In 2003, investment in affiliated companies, net, totaled NIS 6 million compared to NIS 14 million in 2002.

         The investment in consolidated subsidiaries totaled NIS 1 million in 2003 compared to NIS 3 million in 2002.

         Finance activities during 2003 consumed NIS 1,210 million, compared to NIS 224 million during 2002. Long-term loans received during the reporting period amounted to NIS 949 million, compared to NIS 1,551 million in the corresponding period in 2002. The loans were received at Koor (the parent company) and at MA Industries. Repayment of long-term loans in the reporting period amounted to NIS 1,892 million (including the refinancing activities at Koor (the parent company) compared to NIS 1,875 million in the same period last year. Loans were repaid mainly at Koor (the parent company), MA Industries, and Telrad.

         Short-term credit, net, decreased by NIS 284 million in 2003, compared to a NIS 16 million increase in the same period last year. Most of the decrease was at MA Industries, Koor and Telrad.

Impact of Inflation and Currency Fluctuations

         The dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the dollar. The inflation rate in Israel was -1.9% in 2003 as compared to 6.5% in 2002. At the same time, the appreciation of the NIS against the dollar was 7.6% in 2003 as compared to the depreciation of the NIS against the dollar by 7.3% in 2002.

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

Off-Balance Sheet Arrangements

         The only off-balance sheet arrangements we have that are reasonably likely to have a material effect on our financial condition, operating results, liquidity or capital resources are the guarantees and commitments described above under "Liquidity and Capital Resources -- Summary of our Contractual Obligations and Commercial Commitments."

Item 6.     Directors, Senior Management and Employees.

Directors and Senior Management

         The following table sets forth, as of June 20, 2004, the name, age and position of each of our directors and executive officers:


Charles R. Bronfman               74       Chairman of the Board of Directors

Rolando Eisen(1)(2)               63       Director

Paulette Eitan(1)(2)              59       Director

Ron Feinstein(1)                  67       Director

Andrew Hauptman                   36       Director

Eli Hurwitz                       73       Director

Chemi Peres                       47       Director

Dan Propper                       63       Director

David Rubner                      65       Director

Prof. Gabriela Shalev(1)          63       Director

Jonathan B. Kolber                43       Chief Executive Officer

Danny Biran                       62       President

Yuval Yanai                       53       Senior Vice President and Chief
                                           Financial Officer

Aaron Zuker                       59       Vice President

Shlomo Heller                     62       General Counsel and Corporate
                                           Secretary

___________________________

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

          Andrew Hauptman has been a director of Koor since November 1997. During the past five years, Mr. Hauptman was a Director of Business Development and Strategic Planning at Universal Studios Holdings (UK) Ltd. and at present he is the President of Andell Inc. Mr. Hauptman holds an MBA degree from Harvard University. Mr. Hauptman is the son-in-law of Charles R. Bronfman, our Chairman of the Board.

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

         Dan Propper is the Managing Director and Chief Executive Officer of the Osem Group of Companies, one of Israel's leading food manufacturers and a public company traded on the Tel Aviv Stock Exchange. Mr. Proper is a member of the boards of various industrial companies as well as the Technion, Israel Institute of Technology, the Weizman Institute of Science and Ben-Gurion University. Mr. Propper graduated summa cum laude from the Technion with a degree in chemical engineering and food technology. In 1999, he received an honorary doctorate from the Technion for his contribution to Israeli industry and economy.

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

         Jonathan B. Kolber has been Chief Executive Officer of Koor since July 1, 1998. Mr. Kolber served as the Vice Chairman of the Board of Directors of Koor since November 1997 and resigned from the Board on March 26, 2003. Mr. Kolber served as President of Claridge Israel Ltd. from 1989 to 2001 and as Vice President of Claridge Inc. from 1986 to 1990. Mr. Kolber was associated with Cemp Investments from 1985 to 1987. Mr. Kolber is Chairman of the Board of Telrad Networks Ltd and serves as a director of several Israeli companies, including ECI Telecom Ltd., Makhteshim-Agan Industries Ltd., Knafaim-Arkia Ltd. and R.M. Sheraton-Moriah Israel Ltd. Mr. Kolber has a Bachelor degree in Near Eastern Languages and Civilizations from Harvard University and a Certificate on Advanced Arabic from the American University of Cairo.

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

          Yuval Yanai has been Senior Vice President and Chief Financial Officer of Koor since October 1, 2000. He served as Senior Vice President and Chief Financial Officer of NICE Systems Ltd. from April 1998 to September 2000. From 1991 to April 1998, he was the Vice President, Finance and Chief Financial Officer of Elscint Ltd. and director of several of Elscint's subsidiaries, as well as a director of certain public and private companies. He joined Elscint in 1985 and served as Corporate Controller and Corporate Treasurer through 1991. Mr. Yanai is a director of Makhteshim-Agan Industries and Telrad Networks Ltd. Mr. Yanai holds a Bachelor degree in Accounting and Economics from the Tel Aviv University.

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

Compensation

         The aggregate compensation paid to or accrued on behalf of all our directors and executive officers as a group (15 persons) during 2003 consisted of approximately $2.3 million, in salaries, fees, bonuses, commissions and directors' fees and $1.3 million in amounts set aside or accrued to provide pension, retirement or similar benefits, excluding expenses (including business travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid to such officers and directors by companies in Israel.

         The directors associated with Claridge Israel L.L.C. (3 directors in 2003) assigned their directors' compensation to Claridge Israel L.L.C. These directors received compensation identical to that received by our other directors. All of our directors received compensation identical to that received by our external directors as described below.

         Compensation and reimbursement for external directors (as described below) is statutorily determined pursuant to a formula stated by the Israeli Companies Law, 1999, and we adopted the highest compensation payable pursuant to the formula. Compensation and reimbursement of all other directors who do not serve as officers are the same as the statutory rates paid to external directors pursuant to a decision of our shareholders at our annual general meeting. For additional information concerning the compensation of directors, see Note 25C to our consolidated financial statements included elsewhere in this annual report.

         In addition, according to a decision of the General Meeting of Shareholders held on July 23, 2003, 7 directors (including the external directors) who are not associated with Claridge Israel L.L.C. and not related to the controlling shareholders, have been granted, each, 50,000 options under 2003 Stock Option Plan as described below.

         We have not entered into any service contracts with our directors that provide for benefits upon termination of employment.

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

         Audit Committee

         The Companies Law requires public companies to appoint an audit committee. The responsibilities of the audit committee under the Companies Law include identifying irregularities in the management of our business and approving related party transactions as required by law. The audit committee is also responsible for the appointment, compensation and oversight of our external auditors. The audit committee has also adopted procedures for handling complaints regarding accounting and auditing matters, including anonymous and confidential methods for addressing concerns raised by employees. Under the Companies Law, an audit committee must consist of at least three directors, including at least two external directors. The chairman of the board of directors, any director employed by or otherwise providing services to us, and a controlling shareholder or any relative of a controlling shareholder, may not be a member of the audit committee. We believe Mrs. Paulette Eitan, an External Director, qualifies as an "audit committee financial expert." See "Item 16A.Audit Committee Financial Expert."

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

Employees

         At December 31, 2003, we had approximately 6,328 employees worldwide, which represented a decrease of 8% from year-end 2002.

         The table below sets forth the number of our employees on a consolidated basis and a break down of their geographic location at the end of each of the last three fiscal years:


                                       Latin
                     Israel           America       USA       Europe       Others        Total
     2001             5,447            1,247        336          203           64        7,297
     2002             5,201            1,020        344          257           77        6,899
     2003             4,605              993        311          329           90        6,328

         Our future success will depend in part upon our ability to attract and retain highly skilled and qualified personnel. Although competition for such personnel in Israel is generally intense, we believe that adequate personnel resources are currently available in to meet our requirements.

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

         Several of our subsidiaries have collective retirement agreements. These agreements are due to expire in 2006. Unlike the collective bargaining agreements, the provisions of these agreements will not remain in force in the period between the expiration and the signing of an alternative agreement.

         In 2003, our total labor costs (including temporary employees) amounted to approximately NIS 1,345 million, which represented approximately 17.5% of our total net sales, as compared to NIS 1,461 million in 2002. The majority of our labor costs are denominated in NIS and are affected by the periodic changes in the inflation rate in Israel.

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

         As of June 20, 2004, our executive officers, in the aggregate, held options under our stock option plans to purchase up to 514,718 ordinary shares. The exercise price for these options is NIS 101.38 for 93,593 options and NIS 95 for 421,125 options per share and expire on December 31, 2010.

         Employee Benefit Plans

         As of June 20, 2004, options granted, or approved for grant, to all our directors and employees to purchase up to 1,023,195 ordinary shares were outstanding.

         The 1997 Stock-Based Compensation Plan

         On May 27, 1997, 5,039 stock options were allotted under this plan, and on November 6, 1997 another 31,282 stock options were allotted and after exercise of some options, 13,519 options remained outstanding for exercise as of June 20, 2004.

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

         On November 15, 2001, our Board of Directors resolved that for our employees on the date of the resolution who are not interested parties, the exercise price of their stock options would be amended to NIS 101.38 per share. Our Board of Directors also resolved that the technical method of exercise would be the "Bonus Component Method" (see "The 1998 Stock-Based Compensation Plan" below).

         As of June 20, 2004, 13,519 options were outstanding under the 1997 plan, 2,519 of which have an exercise price of NIS 101.38 and an expiration date of May 24, 2005 and 11,000 of which have an exercise price of NIS 101.38 and an expiration date of December 31, 2010.

         The 1998 Stock-Based Compensation Plan

         On August 30, 1998, at an extraordinary general meeting of shareholders, our shareholders approved a private placement of 400,000 stock options, free of charge, to our employees. The options are exercisable for up to 400,000 of our ordinary shares. All stock options under the 1998 plan were allotted on different dates, and after expiration of some options and exercise of others, 54,726 options remained outstanding for exercise as of June 20, 2004.

         Under the terms of the 1998 plan, each stock option is theoretically exercisable for one share, subject to adjustments. However, in practice, offerees who exercise the options will not be allotted the full quantity of shares underlying each option, but only shares which reflect the amount of the monetary bonus inherent in their option, computed on the date of exercise. Accordingly, the exercise price of each stock option is intended only for computation of the bonus component (above and hereafter - the "Bonus Component Method").

         On March 22, 2000, our Board of Directors approved, with reference to stock option holders, under the 1998 plan, who are not interested parties, the amendment of the exercise period for employees who resign. Our Board of Directors also resolved that for these option holders, the exercise price would be adjusted in respect to the distribution of a dividend for all the options, even if the date of entitlement to exercise fell before the entitlement to the dividend.

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

         As of June 20, 2004, 54,726 options to purchase our ordinary shares were outstanding under the 1998 plan, 2,133 of which have an exercise price of NIS 101.38 and an expiration date of July 16, 2006 and 52,593 of which have an exercise price of NIS 101.38 and an expiration date of December 31, 2010.

         The 2000 Stock Based Compensation Plan

         On August 6, 2000, our Board of Directors approved the 2000 stock options plan, which was previously approved on August 6, 2000 by the Audit Committee of our Board of Directors. A framework was approved for the allotment of 400,000 stock options exercisable for up to 400,000 of our ordinary shares, out of which only 165,000 options have been allotted, and after expiration of some options and exercise of others, 36,667 options remained outstanding for exercise as of June 20, 2004.

         The main points of the plan are as follows:

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

         As of June 20, 2004, 36,667 options to purchase our ordinary shares were outstanding under the 2000 plan, 6,667 of which have an exercise price of NIS 101.38 and an expiration date of June 14, 2007 and 30,000 of which have an exercise price of NIS 101.38 and an expiration date of December 31, 2010.

          The 2003 Stock Based Compensation Plan

         On July 27 2003, our General Meeting of shareholders approved Stock Option Plan 2003, which had been approved previously by the Audit Committee of the Board of Directors and by the Board of Directors, on May 25, 2003 and June 5, 2003, respectively. A framework was approved for the allotment of 1,200,000 stock options exercisable for up to 1,200,000 of our ordinary shares, out of which 992,125 options have been allotted, and after exercise of some options, 918,283 options remained outstanding for exercise as of June 20, 2004.

         The key points of the Plan are as follows:

         The options will be exercised for shares in a quantity reflecting the amount of the financial benefit inherent in the options, according to the Benefit Component Method.

         The exercise price of each stock option will be NIS 96 per share, linked to the CPI.

         The options are designated for directors and employees who are not related parties in the Company and will not become related parties in the Company as a result of allotment of the stock options. In any event, the total number of offerees under Plan 2003 will not exceed 35 offerees, including the Company's directors and the CEO.

         The vesting of each offeree, to exercise the options for shares, will be graduated, over a three-year period from the record date, whereby at the end of each calendar half-year, one-sixth of the total number of options issued to the trustee on his behalf will vest.

         Options not exercised by December 31, 2010 will expire.

         The Plan will be taxed under the Capital Gains Track, under the provisions of Section 102 of the Income Tax Ordinance and the regulations promulgated hereunder. Any tax to be imposed in respect of the exercise of the options will be borne solely by the offerees. And on the other hand, the Company will be unable to claim any tax deduction for the expense.

         Also approved within the framework of the approval of Plan 2003 was the granting of 350,000 options out of the total number, to seven directors (except for two directors who are controlling shareholders in the Company, directly or indirectly), divided equally, as well as 175,000 options to the Company's CEO. The balance of the options is intended for other employees and officers of the Koor Group.

         As of June 20, 2004, 918,283 options to purchase our ordinary shares were outstanding under the 2003 plan, which have an exercise price of NIS 94.7 and an expiration date of December 31, 2010.

         Option Plans of Certain Subsidiaries

         In April 2001, the board of directors of MA Industries decided to distribute options to employees of MA Industries and its consolidated companies. According to this plan, during 2002 and 2003, 17,400,000 options were allocated, each of which is exercisable into one ordinary share of MA Industries. Following the exercise of 9,583,526 options, as of June 20, 2004, 7,816,474 options to purchase shares of MA Industries were outstanding under this plan.

         In April 2003, the board of directors of MA Industries approved a framework for the allotment of 17,000,000 stock options, each of which is exercisable into one ordinary share of MA Industries. Out of the framework, 3,400,000 options have been allotted to the Chief

Executive Officer and to directors of MA Industries, and following the exercise of some options, 3,397,146 options remained outstanding as of June 20, 2004.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

MAJOR SHAREHOLDERS

         The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares as of June 30, 2004 with respect to each person known to us to be the beneficial owner of 5% or more of our outstanding ordinary shares. None of our major shareholders has any different voting rights than any other shareholder.

                                                                      NUMBER OF               PERCENTAGE OF
                                                                       ORDINARY            OUTSTANDING ORDINARY
                                                                        SHARES                    SHARES
                                                                  BENEFICIALLY OWNED    BENEFICIALLY OWNED (1) (2)
NAME
-----                                                            ---------------------  ---------------------------

Claridge Israel L.L.C. (3)                                              2,375,835                15.03%
Esarbee Investments Limited (4)................................         2,271,167                14.37%
Hermes Investment Management Ltd. (5) .........................         1,568,000                 9.93%

All officers and directors as a group (15 persons) (6).........         1,006,208                 6.37%

_______________________

         (1) Based upon 15,804,607 ordinary shares issued and outstanding on June 30, 2004, which amount excludes 193,229 ordinary shares held by us as treasury stock purchased in the open market during 2000 and 2001 (See Note 20B to our consolidated financial statements included elsewhere in this annual report) and according to Companies Law do not confer voting or distribution rights while held directly by us. The respective numbers of ordinary shares listed as beneficially owned in the table above, and the percentage of outstanding ordinary shares represented thereby, do not give effect to ordinary shares issuable upon exercise of options granted pursuant to the 1997, 1998, 2000 and 2003 plans, which are exercisable within 60 days of this Annual Report. See "Item 6. Directors, Senior Management and Employees," and Note 20 to our consolidated financial statements included elsewhere in this annual report.

         (2) As of June 30, 2004, one of our wholly-owned subsidiaries held an aggregate of 15,799 of our ordinary shares and 12,950,864 of our Deferred Shares, par value NIS 0.001 per share. Holders of Deferred Shares are only entitled to receive the nominal paid-up value of the Deferred Shares in the event of the winding up of our company, subject to prior payment of the nominal paid-up value of the ordinary shares to the holders of ordinary shares. The holders of the Deferred Shares do not have any voting rights and they are not entitled to participate in the distribution of dividend of any kind.

          (3) Claridge Israel L.L.C., a Delaware limited liability company, is mainly (99%) owned by The Charles Bronfman Trust. The Charles Bronfman Trust is a trust established under the laws of the U.S. primarily for the benefit of Ellen J. Bronfman Hauptman and her issue. Mr. Andrew Hauptman, one of our directors is the husband of Mrs. Ellen J. Bronfman Hauptman, the daughter of Charles R. Bronfman, our Chairman of the Board.

               The holdings of the Claridge Israel L.L.C. in our shares were pledged in favor of Bank Hapoalim as a guarantee for a loan that was given to Claridge Israel L.L.C. by Bank Hapoalim.

         (4) Esarbee Investments Limited, a company registered in Canada, is owned by The Charles Rosner Bronfman Family Trust. The Charles Rosner Bronfman Family Trust is a trust established under the laws of Canada primarily for the benefit of Stephen R. Bronfman and his issue. Mr. Stephen R. Bronfman is the son of Charles R. Bronfman, our Chairman of the Board.

               The holdings of the Esarbee Investments Limited in our shares were pledged in favor of Bank Hapoalim as a guarantee for a loan that was given to Esarbee Investments Limited by Bank Hapoalim.

         (5) Hermes Investment Management Ltd., one of the largest fund managers in the United Kingdom, acquired these shares on behalf of Britel Fund Nominees Ltd. (1,043,000 shares) and Possfund Nominees Ltd. (525,000 shares), two well-known pension funds in the United Kingdom which are managed and controlled by Hermes Investment Management Ltd.

         (6) Includes options to purchase ordinary shares held by certain officers, exercisable within 60 days of the date of this Annual Report, 7,757 shares held by two directors and 547,902 shares, representing 3.47% of our outstanding shares, held by Anfield, Ltd., a company registered in Israel and owned by Jonathan B. Kolber, our Chief Executive Officer. The holdings of Anfield in our shares were pledged in favor of Bank Hapoalim as a guarantee for a loan that was given to Anfield by Bank Hapoalim. Does not include the ordinary shares held by Claridge Israel L.L.C., which may be deemed beneficially owned by Ellen J. Bronfman Hauptman and Andrew Hauptman as described in footnote 3 above, or the ordinary shares held by Esarbee Investments Limited or the ordinary shares held by Anfield Ltd., which may be deemed beneficially owned by Jonathan B. Kolber as described in footnote 4 above.

         As of December 31, 2003, we had 68 ADS holders of record in the United States, holding approximately 2.1% of our outstanding ordinary shares, as reported by The Bank of New York, the depositary for our ADSs.

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

         See "Item 17. Financial Statements" and pages F-1 through F-139.

LEGAL PROCEEDINGS

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

         In 1999, a claim was filed against Telrad by our employees who are members of our workers' committee. They are suing for accounts so that the plaintiffs can examine the calculation of the distribution of profits to employees. They are also suing for a declaratory judgment which will determine that Telrad is obliged to draw up new accounts for the distribution of profits. In addition, a motion was filed to recognize the plaintiffs as the representatives of all of Telrad's workers and employees. The court dismissed the motion for a class action. A statement of brief has been filed.

         RESTRICTIVE TRADE PRACTICES

         TTL/Telrad/Tadiran

         During October 1997, following the publication of a newspaper article containing details about alleged violations of the Law for Restrictive Trade Practices, 1988 (Israeli Antitrust Law) regarding price coordination and lack of competition between Tadiran, TTL (a former subsidiary of Tadiran which merged with ECI in 1999) and Telrad, the Israeli Antitrust Commissioner conducted an investigation at the offices of Tadiran, TTL and Telrad and at our offices during which documents were confiscated, employees were questioned and additional information was requested and provided.

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

         On March 4, 2002, Tadiran (which committed to indemnify ECI on any damage resulting from the issues under review by the Israeli Antitrust Authority), TTL and Telrad received notice from the Israeli Antitrust Authority that it is considering the possibility of bringing each of these companies to trial for offenses against the Israeli Antitrust Law, as a result of the actions of these companies with regard to the supply of public switches between the years of 1993 and 1997. The Israeli Antitrust Authority's notice states that the allegations against Telrad and Tadiran in the field of N.T.R. are still being reviewed by the commissioner of the Israeli Antitrust Authority. We are currently negotiating with the Israeli Antitrust Authority in an effort to conclude the proceedings related to the Authority's investigation. See also note 18A to our consolidated financial statements included elsewhere in this annual report.

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

         ENVIRONMENTAL

         One of MA Industries' plants is located in Ramat Hovav, along with other chemical plants, since the Government decided that the geological layers in that particular area are completely impenetrable to liquid or pollution. The Ministry of the Environment conducted examinations, which determined that there is data indicating subterranean pollution in Ramat Hovav. The examiners recommended the taking of measures to prevent the continuation of leakages from active and inactive plants, which are liable to constitute a source of pollution of the water table, in the area. In 1998, an agreement was signed between the Ramat Hovav

Council, the plants and university institutions, to finance research that would provide a basis for recommendations as to the action to be taken to halt any further pollution. In 2003, the research was concluded and its results were submitted to MA Industries. As of December 31, 2003, MA Industries' management did not expect a significant impact with respect to MA Industries from implementation of the report's recommendations, and, therefore, no provision has been included in the financial statements. At this stage, MA Industries cannot estimate the costs involved of implementing a solution, if, as a result of the research that will be carried out, a solution will be found. Furthermore, the local Municipality at Ramat Hovav is continuing to take rehabilitation steps relating to past incidents.

         In August 2003, a criminal complaint was filed against MA Industries and one of its officers by the Man, Nature and Law Foundation. The complaint alleges that in several instances from 1999 to 2002, there were measurements at MA Industries' Ramat Hovav plant of chimney emissions of materials at prohibited concentrations, and that such emissions created strong air pollution. MA Industries believes the charges in the complaint are without merit and intends to defend itself against such charges. In the opinion of MA Industries and its legal counsel, due to the early stage of the proceedings, it is not possible to estimate the outcome of the complaint and/or the resultant exposure.

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

         In an arbitration judgment entered on February 17, 2000, all of Bezeq's arguments regarding TTL's liability for the principal claim were dismissed. The arbitration judgment determined that pursuant to the engagement contracts between the parties, Bezeq is entitled to compensation within the framework of arrearage penalties only. The negotiations between the parties for a settlement were unsuccessful and on February 15, 2003, the matter was returned to the arbitrator for his decision. In the opinion of management of Tadiran, based on the opinions of its legal counsel, Tadiran will not bear additional substantial expenses over and above the allocations contained in the financial statements. The negotiations between the parties for a settlement were unsuccessful, and the matter has been returned to the arbitrator who issued his ruling on February 26, 2004. In his ruling, the arbitrator affirmed Tadiran's position and ruled, in accordance with the parameters for calculating the damages that Tadiran is meant to pay to Bezeq. In the estimation of Tadiran's management, based on the opinion of its legal counsel, Tadiran will not bear additional material expenses, beyond the provision included in the financial statements.

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

         A claim was filed against several parties including a MA Industries subsidiary in Brazil, for an aggregate amount of $31 million, by a group that acquired the rights to two banks that had declared bankruptcy. With respect to the balance of the claim, the subsidiary has been sued as the guarantor of debts of agricultural cooperatives, which were its former shareholders.

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

         CLAIMS FILED AGAINST KNAFAIM

         On September 30, 1999, Knafaim, an affiliate, and the Ze'evi Group jointly signed an agreement with the government of Bulgaria and the Bulgarian Privatization Authority, to acquire 75% of the share of Balkan-Bulgarian Airlines, as part of the privatization process of the Bulgarian government (hereinafter - "privatization agreement"). On October 17, 1999, an agreement was signed between Knafaim and the Ze'evi Group, pursuant to which Knafaim transferred to the Ze'evi Group all of its rights and obligations pursuant to the privatization agreement (hereinafter - "the agreement"), and the Ze'evi Group undertook to obtain the consent of the Bulgarian government and the Bulgarian Privatization Authority to release Knafaim from its obligations toward them pursuant to the privatization agreement. The Ze'evi Group also undertook, pursuant to the agreement, that as long as the above consent is not obtained, the Ze'evi Group would discharge, at its expense, any claim lodged against Knafaim resulting from the privatization agreement, and would indemnify Knafaim for any direct damage it sustains as a result of the privatization agreement. the Bulgarian government and the Bulgarian Privatization Authority have not as yet given their consent to release Knafaim from its obligations toward it pursuant to the privatization agreement.

         The government of Bulgarian has financial claims against Knafaim and the Ze'evi Group in respect of alleged breach of the privatization agreement. As of February 10, 2004, when the last letter of demand was received from the Bulgarian government, the total financial demands by the Bulgarian government from Knafaim and the Ze'evi Group in respect of the years 2000-2002 reach 20.6 million dollars. Knafaim sent a letter of response to the Bulgarian government on March 11, 2004, in which it denies outright its liability for the alleged damages, and gave its consent to the appointment of an arbitrator, agreed by Knafaim and the Ze'evi Group, without any admission of the allegations whatsoever. In the estimation of Knafaim's management, Knafaim and the Ze'evi Group have worthy defense arguments against the demands by the Bulgarian government, based on factors including the opinion of the Ze'evi Group's Bulgarian attorneys.

         Likewise, the Ze'evi Group filed a claim against the Bulgarian government, which now stands at 70 million dollars, which is being heard as part of the international arbitration being held in Paris.

         CLAIMS AGAINST SHERATON MORIAH

         The financial statements of Herods Spa and Resort Hotels Ltd., or Herods, a company proportionately consolidated by Sheraton Moriah, were approved and signed by Sheraton Moriah's representatives on the board of directors of Herods (representing 50% of Herods' directors), but were not approved by the representatives of the other shareholders (representing the remaining 50% of Herods' directors). The representatives of the other Herods shareholders refuse to sign the financial statements given the dispute between the parties, as described below.

         Sheraton Moriah's management, and its representatives on Herods' board of directors estimate that the financial exposure to Herods, or to Sheraton Moriah, if any, in relation to claims or demands on the part of the other shareholders, or their representatives on Herods' board of directors, is not material.

         The other shareholders of Herods filed, with the Tel Aviv District Court, a "Request for the approval of a claim as a derivative action" against Sheraton Moriah and Sheraton Israel Ltd., a wholly-owned subsidiary of Sheraton Moriah that manages its hotels. The derivative action, for which they are seeking approval, is for the cancellation of the management agreement between Herods and Sheraton Israel as part of the arbitration process, to which the claim has been referred. The claim itself deals with the plaintiffs arguments regarding breaches in the management and image agreement. In the opinion of Sheraton Moriah and its legal counsel, at this initial stage, at which the claim has not yet been approved to be filed as a derivative action, it is not possible to estimate the outcome of these proceedings and/or the resultant exposure.

         OTHER CLAIMS

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

 >
                                                              ADSS
                                                 -------------------------------
                                                      HIGH             LOW
                                                 ---------------  --------------
ANNUAL
         1999....................................    $24.0805        $15.4596
         2000....................................     22.0625         13.0000
         2001....................................     13.9375          4.1400
         2002....................................      7.2700          2.1000
         2003....................................      7.9600          2.0500
QUARTERLY 2002
         First Quarter...........................      7.2700          4.4500
         Second Quarter..........................      5.3300          4.2000
         Third Quarter...........................      5.3200          3.5900
         Fourth Quarter..........................      3.5200          3.1000
QUARTERLY 2003
         First Quarter...........................      2.8000          2.0500
         Second Quarter..........................      4.4000          2.6000
         Third Quarter...........................      4.2200          3.2400
         Fourth Quarter..........................      7.9600          4.2000
MONTHLY 2004
         January.................................      8.5700          7.3200
         February................................      8.3000          7.2500
         March...................................      8.2900          7.4000
         April...................................      8.0000          7.5000
         May.....................................      7.7500          7.0500
         June....................................      9.4500          7.3800


         On July 13, 2004, the last reported sale price of our ADSs was $8.90 per ADS.

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

                                                                ORDINARY SHARES
                                           ----------------------------   --------------------------
                                                       HIGH                          LOW
                                           ----------------------------   --------------------------
                                               NIS              $             NIS            $
                                           ------------   -------------   -----------  -------------
ANNUAL
         1999..............................      504.00       121.00         348.00         83.55
         2000..............................      455.00       111.85         255.50         62.81
         2001..............................      281.20        67.08          89.80         20.34
         2002..............................      166.60        36.92          48.60         10.26
         2003..............................      171.00        39.05          49.80         11.37
QUARTERLY 2002
         First Quarter.....................      166.60        36.92         104.40         22.21
         Second Quarter....................      130.40        26.20         101.30         20.70
         Third Quarter.....................      128.40        27.55          88.40         18.15
         Fourth Quarter....................       87.30        17.96          48.60         10.26
QUARTERLY 2003
         First Quarter.....................       68.00        14.51          49.80         10.63
         Second Quarter....................       93.00        21.57          63.90         14.82
         Third Quarter.....................       95.20        21.44          70.70         15.92
         Fourth Quarter....................      171.00        39.05          91.90         20.99
MONTHLY 2004
         January...........................      186.10        41.51         171.00         38.14
         February..........................      184.00        41.03         167.20         37.28
         March.............................      188.30        41.59         168.80         37.28
         April.............................      183.70        40.04         168.90         36.81
         May...............................      180.10        39.54         167.40         36.75
         June..............................      208.50        46.86         174.40         38.40


         As of July 13, 2004, the last reported price of our ordinary shares on the TASE was NIS 199.60 (or $44.50) per share.

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

         DESCRIPTION OF KOOR'S DEFERRED SHARES

         Holders of Deferred Shares are only entitled to receive the nominal paid-up value of the Deferred Shares in the event of the winding up of Koor, subject to prior payment of the nominal paid-up value of the ordinary shares to the holders of ordinary shares. The holders of the Deferred Shares do not have any voting rights and they are not entitled to participate in the distribution of dividend of any kind. One of our wholly-owned subsidiaries held, as of June 20, 2004, an aggregate of 15,799 of our ordinary shares and 12,950,864 of our Deferred Shares, par value NIS 0.001 per share.

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

         In addition,we granted to Elta a non-transferable option to purchase an additional 9,336,000 ordinary shares of Elisra, which constituted 8% of the issued capital of Elisra as of the date of the agreement, at an aggregate exercise price of $26.4 million. Under the terms of the agreement, the option will be exercisable by Elta in two exercise periods. During each exercise period, the options are exercisable in full and one time only, as follows: (i) the option with respect to 3,5012,300 shares may be exercised at any time until the earlier of December 31, 2003 or 14 days prior to the expected closing date of an initial public offering of shares of Elisra; and (ii) the option with respect to 5,835,500 shares may be exercised at any time until the earlier of December 31, 2003 or 30 days after the closing date of an initial public offering of shares of Elisra. During the option periods, we must maintain the option shares free from any pledge, lien or third party right and/or claim. On December 31, 2003, this option expired unexercised.

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

Recent Israeli Tax Reforms

         On January 1, 2003, the Law for Amendment of the Income Tax Ordinance (Amendment No. 132), 2002, known as the Tax Reform, came into effect.

         The Tax Reform, aimed at broadening the categories of taxable income and reducing the tax rates imposed on employment income, introduced the following, among other things:

         o Reduction of the tax rate levied on real capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003, to a general rate of 25% for both individuals and corporations. Regarding assets acquired prior to January 1, 2003, the reduced tax rate will apply to a proportionate part of the gain, in accordance with the holding periods of the asset, before or after January 1, 2003, on a linear basis;

         o Imposition of Israeli tax on all income of Israeli residents, individuals and corporations, regardless of the territorial source of income, including income derived from passive sources such as interest, dividends and royalties;

         o Introduction of controlled foreign corporation rules into the Israeli tax structure. Generally, under such rules, an Israeli resident who holds, directly or indirectly, 10% or more of the rights in a foreign corporation which has 70% or more of its shares not publicly traded, and in which more than 50% of the rights are held directly or indirectly by Israeli residents, and a majority of whose income in a tax year is considered passive income, will be liable for tax on the portion of such income attributed to his holdings in such corporation, as if such income were distributed to him as a dividend, provided that the tax imposed by the foreign country on the passive income is equal to or less than 20%; and

         o Imposition of capital gains tax on capital gains realized by individuals as of January 1, 2003, from the sale of shares of publicly traded companies (such gain was previously exempt from capital gains tax in Israel). For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares, see "Capital Gains and Income Taxes Applicable to Non-Israeli Shareholders" below;

         o Introduction of a new regime for the taxation of shares and options issued to employees and officers (including directors).

Capital Gains and Income Taxes Applicable to Non-Israeli Shareholders

         Israeli law generally imposes a capital gains tax on the sale of capital assets located in Israel including shares in Israeli companies by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder's country if residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain that is equivalent to the increase of the relevant asset's purchase price that is attributable to the increase in the Israeli consumer price index (or to the increase in the currency in which they purchased shares) between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

         Pursuant to the Tax Reform, generally, capital gains tax is imposed at a rate of 15% on real gains derived on or after January 1, 2003, from the sale of shares in companies (i) publicly traded on the TASE or; (ii) Israeli companies publicly traded on the New York Stock Exchange. This tax rate does not apply to: (i) dealers in securities; (ii) shareholders that report in accordance with the Inflationary Adjustment Law; or (iii) shareholders who acquired their shares prior to an initial public offering (that are subject to a different tax arrangement). The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, in some cases, the actual adjusted cost of the shares will be considered as the tax basis if it is higher than such average price.

         Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on the TASE, and are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange outside of Israel, such as the NYSE, provided however that such capital gains are not derived from a permanent establishment in Israel and provided that such shareholders did not acquire their shares prior to an initial public offering, unless the holder is subject to the Inflationary Adjustments Law. In addition, non-Israeli corporations will not be entitled to the exemption with respect to gains derived from the sale of shares of Israeli companies publicly traded, if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

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

         Based on our income, assets and activities for the year 2003, we believe that we were not a PFIC for that year, nor do we expect to become a PFIC in the foreseeable future. However, there can be no assurances that we will not be treated as a PFIC for that year or any taxable year. If we are or become a PFIC for any taxable year included in your holding period, we generally will remain a PFIC for all subsequent taxable years with respect to your holding of our ADSs.

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

MARKET RISK RELATED TO FOREIGN CURRENCY EXCHANGE RATES

         As of December 31, 2003, we have financial liabilities denominated in various currencies (primarily dollars). A fluctuation in currency prices is liable to affect our financing expenses.

         We have consolidated foreign currency-linked financial liabilities of NIS 4,809 million, of which NIS 3,645 million is dollar-linked and the rest, NIS 1,164 million, is linked to other currencies (mainly the Brazilian Real).

         As of December 31, 2003, our net financial liabilities in foreign currency totaled NIS 2,078 million, of which total dollar-linked financial liabilities are NIS 2,082 million, and net financial assets linked to other foreign currencies (mainly the Brazilian real) amount to NIS 4 million. A portion of the currency exposure also stems from the export sales included in our consolidated statements, which include NIS 6,669 million, representing approximately 86% of our total consolidated sales, while a considerable portion of the expenses included in the consolidated statements are stated in Israeli currency.

         Our policy regarding hedging against exposure to fluctuations in currency prices is that each subsidiary will hedge according to the needs and markets in which it operates; there is no policy of engaging in currency hedging over the entire consolidated balance sheet.

         Our consolidated statements as of December 31, 2003 include transactions with financial instruments that serve mainly as a hedge against currency exposure for the subsidiary companies.

         During 2003, we bought dollars in exchange for other currencies in forwards, call options put options, and swaps, totaling NIS 325 million , NIS 808 million, NIS 510 million and NIS 158 million, respectively. At the same time, we had consolidated sales of dollars in exchange for other currencies through forward contracts, call options, put options, and swaps totaling NIS 85 million, NIS 275 million, NIS 692 million and NIS 266 million, respectively. For a detailed description of transactions with financial instruments, see Note 21 to our consolidated financial statements included elsewhere in this annual report.

MARKET RISK RELATED TO INTEREST RATES

         Some of our financial loans are denominated in variable interest rates that are liable to fluctuate from time to time. Our policy regarding exposure to interest rates is that each company in our consolidated group manages its own exposure.

         As of December 31, 2003, our consolidated balance sheet contained loans and other liabilities in foreign currency (mainly in U.S. dollars) totaling NIS 4,809 million, and non-index linked shekel loans totaling NIS 994 million. As of such date, our consolidated balance sheets contained financial assets in foreign currency (mainly in U.S. dollars) totaling NIS 2,731 million and non-index linked shekel assets totaling NIS 565 million. Our net financial liabilities exposed to LIBOR interest rate fluctuations reached NIS 2,363 million as of December 31, 2003, while our net financial assets exposed to interest rate fluctuations in Israel amounted to NIS 42 million as of such date.

         We engage in hedge transactions against interest rate fluctuations from time to time. As of December 31, 2003, these transactions totaled NIS 237 million.

         As of December 31, 2003, our net liabilities exposed to fluctuations in the LIBOR interest rate amount to NIS 2,363 million. Should the LIBOR interest rate rise by 1%, our financing expenses would increase by NIS 24 million.

         As of December 31, 2003, the net total of our loans exposed to fluctuations in the interest rate in Israel is NIS 42 million. Should the interest rate in Israel rise by 2%, our financing expenses would increase by NIS 0.4 million.

         We believe that a 1% increase in the LIBOR interest rate and in the shekel interest rate in Israel constitutes a reasonable increase for examining the impact of exposure to interest rates on our financing expenses, in view of the changes that have occurred in recent years and those that are forecast for the coming year.

MARKET RISK RELATED TO EQUITY PRICES

         We had equity marketable short-term securities at December 31, 2003 of approximately NIS 277 million. Market risk was estimated as the potential hypothetical decrease of 10% in the prices of these securities. Assuming such a decrease, the fair value of the equity marketable securities would decrease by approximately NIS 28 million.

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

                                    PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

         Not Applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

         Not Applicable.

ITEM 15. CONTROLS AND PROCEDURES

         Disclosure Controls and Procedures. Our Chief Executive Officer and our Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of December 31, 2003. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective in alerting them on a timely basis to material information relating to us (including our consolidated subsidiaries) required to be included in our reports files or submitted under the Securities Exchange Act of 1934, as amended.

ITEM 16A.     AUDIT COMMITTEE FINANCIAL EXPERT

         We have determined Mrs. Paulette Eitan, an External Director and a member of the audit committee of our board of directors, meets the requisite qualifications of an "audit committee financial expert" (as defined in Item 16A of Form 20-F) and we expect our board of directors to make the same determination at its next meeting.

Item 16B.     Code of Ethics

         We have adopted a written code of ethics that applies to our Chief Executive Officer, our Chief Financial Officer and all of our other executive officers.

         You may request a copy of our code of ethics, at no cost, by writing to or telephoning us as follows:

                  Koor Industries Ltd.
                  Telrad Building
                  14 Hamelacha Street
                  Park Afek
                  Rosh Ha'ayin 48091, Israel
                  Attn:  Yuval Yanai, Senior Vice President and CFO
                  Telephone:  +011-972-3-900-8333

Item 16C.  Principal Accountant Fees and Services

         Audit Fees: KPMG and its affiliates charged us and our consolidated subsidiaries an aggregate of approximately $2,064,000 for fiscal year 2003 in connection with the professional services rendered for the audit of our annual consolidated financial statements and our consolidated subsidiaries' annual financial statements, review of quarterly consolidated financial statements and services normally provided by them relating to statutory and regulatory filings or engagements, including review of documents filed with the SEC. For fiscal year 2002, KPMG and its affiliates billed us and our consolidated subsidiaries an aggregate of approximately $1,628,000 for these services.

         Audit-Related Fees: KPMG and its affiliates billed us and our consolidated subsidiaries an aggregate of approximately $59,000 in fiscal year 2003 for assurance and related services reasonably related to the performance of our audit. In fiscal year 2002, KPMG and its affiliates charged us and our consolidated subsidiaries an aggregate of approximately $35,000 for audit-related services. These fees relate mainly to the issuance of comfort letters and special confirmations.

         Tax Fees: KPMG and its affiliates charged us and our consolidated subsidiaries an aggregate of approximately $115,000 in fiscal year 2003 for tax compliance, tax advice and tax planning. KPMG and its affiliates billed us and our consolidated subsidiaries an aggregate of approximately $132,000 for tax-related services in fiscal year 2002.

         All Other Fees: KPMG and its affiliates billed us and our consolidated subsidiaries an aggregate of approximately $23,000 in fiscal year 2003 for products and services other than those comprising audit fees, audit-related fees and tax fees. These fees mainly relate to consultations regarding internal control documents. In fiscal year 2002, KPMG and its affiliates charged us and our consolidated subsidiaries an aggregate of approximately $68,000 for products and services in this category.


         Audit Committee Pre-Approval Policy and Procedures

         Our audit committee is responsible, among other things, for the appointment, compensation and oversight of our external auditors. To assure the independence of our independent auditors, our audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories Audit Services, Audit-Related Services, Tax-Related Services, and Other Services that may be performed by our auditors, as well as the budgeted fee levels for each of these categories. All other permitted services must receive a specific approval from our audit committee. Our external auditor periodically provides a report to our audit committee in order for our audit committee to review the services that our external auditor is providing, as well as the status and cost of those services.

         During 2003, none of the services provided to us by our external auditors were provided pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

                                    PART III

ITEM 17.      FINANCIAL STATEMENTS.

         See pages F-1 through F-139, incorporated herein by reference.

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

         1.2         Articles of Association of Koor Industries Ltd.*

         1.3 Amendments to Articles of Association of Koor Industries Ltd. Pursuant to a General Meeting of Shareholders held on June 1, 2003.***

         2.1         Form of Ordinary Share Certificate.*

         2.2 Form of Deposit Agreement including Form of American Depositary Receipt.**

         4.1 Purchase Agreement, dated July 2, 2002, by and among Koor Industries Ltd., Elta Systems Ltd. and Elisra Electronic Systems Ltd. ***

         4.2 Shareholders Agreement, dated November 2, 2002, by and among Koor Industries Ltd., Elta Systems Ltd. and Elisra Electronic Systems Ltd. ***

         8.1         List of significant subsidiaries.****

         12.1 Certification of the Principal Executive Officer of Koor Industries Ltd. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.****

         12.2 Certification of the Principal Financial Officer of Koor Industries Ltd. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.****

         13.1 Certification of the Principal Executive and Financial Officers of Koor Industries Ltd. pursuant to 18 U.S.C.
                     Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.****

         14.1 Consent of KPMG Somekh Chaikin to the incorporation by reference into the effective registration statement on Form S-8 of Koor Industries Ltd. under the Securities Act of 1933 of their report with respect to the consolidated financial statements of Koor Industries Ltd., which appears in this Annual Report on Form 20-F.****

______________________

* Incorporated herein by reference to Koor Industries Ltd.'s Registration Statement on Form F-1 (Registration No. 333-97732) filed with the Securities and Exchange Commission on October 3, 1995.

** Incorporated herein by reference to Koor Industries Ltd.'s Registration Statement on Form F-6 (Registration No. 333-97758) filed with the Securities and Exchange Commission on October 4, 1995.

*** Incorporated by reference to Koor Industries Ltd.'s Annual Report on Form 20-F for the year ended December 31, 2002 filed with the Securities and Exchange Commission on July 15, 2003.

****     Filed herewith.

                                 Koor Industries Ltd. (an Israeli Corporation)

Financial Statements as at December 31, 2003
-------------------------------------------------------------------------------


Contents


                                                                          Page


Auditors' Report                                                          F-2


Financial Statements

Consolidated Balance Sheets                                               F-4

Company Balance Sheets                                                    F-6

Consolidated Statements of Operations                                     F-8

Company Statements of Operations                                          F-9

Statement of Shareholders' Equity                                         F-10

Consolidated Statements of Cash Flows                                     F-13

Company Statements of Cash Flows                                          F-19

Notes to the Financial Statements                                         F-21

Auditors' Report to the Shareholders of
Koor Industries Ltd.

We have audited the accompanying balance sheets of Koor Industries Ltd. (hereinafter - the "Company" or Koor) and the consolidated balance sheets of the Company and its subsidiaries as at December 31, 2003 and 2002, and the related statements of operations, shareholders' equity and cash flows, for each of the three years, the last of which ended December 31, 2003. These financial statements are the responsibility of the Company's Board of Directors and of its Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain subsidiaries, including those consolidated by the proportionate consolidation method, whose assets constitute 20% and 15% of the total consolidated assets as at December 31, 2003 and 2002 respectively, and whose revenues constitute 19%, 20% and 48% of the total consolidated revenues for the years ended December 31, 2003, 2002 and 2001, respectively. Furthermore, we did not audit the financial statement of certain affiliates, whose company's investments constitute NIS 218,081 thousand and NIS 231,815thousand, as at December 31, 2003 and 2002, respectively, and its equity in losses constitute NIS 12,875 thousand, NIS 6,748 thousand and NIS 9,438 thousand for the years ended December 31, 2003, 2002 and 2001, respectively. The financial statements of those subsidiaries and affiliates were audited by other auditors whose reports thereon were furnished to us. Our opinion, insofar as it relates to amounts emanating from the financial statements of such investee companies, is based solely on the said reports of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and Management, as well as evaluating the overall financial statement presentation. We believe that our audits, and reports of the other auditors, provide a reasonable basis for our opinion.

In our opinion, based on our audits and on the reports of the above-mentioned other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of the Company and the consolidated financial position of the Company and its subsidiaries as of December 31, 2003 and 2002 and the results of their operations, the changes in shareholders' equity and their cash flows for each of the three years, the last of which ended December 31, 2003, in conformity with accounting principles generally accepted in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States (US
GAAP). The implementation of US GAAP has an effect on the consolidated balance sheets as at December 31, 2003 and 2002, and on the statements of operations and statements of shareholder's equity for each of the three years the last of which ended December 31, 2003, as described in Note 28 of the financial statements.

As explained in Note 2B, the above-mentioned financial statements are presented in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with Opinions of the Institute of Certified Public Accountants in Israel.

As discussed in Note 18A(1) to the financial statements, there is an investigation which is being conducted by the Restrictive Trade Practices Authority, concerning the alleged coordination of operations within The Koor Group with respect to the products of its subsidiaries - Tadiran Ltd. and Telrad Networks Ltd.


/s/ Somekh Chaikin

Somekh Chaikin
Certified Public Accountants (Isr.)


March 30, 2004


Consolidated Balance Sheets as at December 31
-------------------------------------------------------------------------------------------------------------------

In terms of shekels of December 2003

                                                                                                       Convenience
                                                                                                       translation
                                                                                                         (Note 2B)
                                                                                                      -------------
                                                                           December 31                 December 31
                                                                   ---------------------------      ---------------
                                                                        2003             2002                 2003
                                                                   ----------      -----------      ---------------
                                                      Note                NIS thousands              US $ thousands
                                                   ---------       ---------------------------      ----------------
Assets

Current assets

Cash and cash equivalents                                            593,403           790,099            135,511
Short-term deposits and investments                      4           366,809         1,038,483             83,765
Trade receivables                                        5         2,052,461         1,986,877            468,705
Other receivables                                        6           452,170           452,900            103,259
Assets designated for sale                            3B(2)           42,525            43,192              9,711
Inventories and projects in progress, net
 of customer advances                                    7         1,885,751         1,971,733            430,636
                                                                  -----------      ------------        -----------
Total current assets                                               5,393,119         6,283,284          1,231,587
                                                                  -----------      ------------        -----------

Investments and long-term
 receivables
Investments in affiliates                                8           943,764         1,041,296            215,520
Other investments and receivables                        9           483,384           571,539            110,387
                                                                  ----------       -----------         -----------
                                                                   1,427,148         1,612,835            325,907
                                                                  ----------       -----------         -----------

Fixed assets                                            10         2,928,407         3,139,862            668,738
                                                                  ----------       -----------         -----------

Intangible assets deferred tax assets and
 deferred expenses                                      11         2,121,083         2,396,817            484,376
                                                                  ----------       -----------         -----------


                                                                  ----------       -----------         -----------
                                                                  11,869,757        13,432,798          2,710,609
                                                                  ==========        ==========          =========



                                       F-4



                                                                     Koor Industries Ltd. (An Israeli Corporation)

-------------------------------------------------------------------------------------------------------------------

In terms of shekels of December 2003

                                                                                                       Convenience
                                                                                                       translation
                                                                                                         (Note 2B)
                                                                                                    ---------------
                                                                          December 31                  December 31
                                                                 -----------------------------      --------------
                                                                       2003             2002                  2003
                                                                 -----------------------------      ---------------
                                                       Note             NIS thousands               US $ thousands
                                                 -----------     -----------------------------      ---------------


Liabilities and Shareholders' Equity

Current liabilities
Credit from banks and others                            12         1,577,402         2,315,499            360,220
Trade payables                                          13         1,342,783         1,183,183            306,641
Other payables                                          14         1,270,217         1,394,455            290,070
Customer advances, net of project
 in progress                                             7           156,441           229,854             35,725
                                                                  ----------        ----------          ---------
Total current liabilities                                          4,346,843         5,122,991            992,656
                                                                  ----------        ----------          ---------

Long-term liabilities
Net of current maturities:                           15,21
Bank loans                                                         3,006,343         3,837,369            686,536
Other loans                                                          113,494           104,705             25,918
Convertible debentures                                                     -           397,504                  -
Customer advances                                                    194,094           262,897             44,324
Deferred taxes                                         16F           199,787           195,449             45,624
Liability for employee severance benefits, net          17           192,002           256,304             43,846
                                                                  ----------        ----------          ---------
Total long-term liabilities                                        3,705,720         5,054,228            846,248
                                                                  ----------        ----------          ---------

Contingent liabilities and commitments                  18

Convertible debentures of subsidiary                                 340,270                 -             77,705
                                                                  ----------        ----------          ---------

Minority Interest                                                  1,736,531         1,528,410            396,559
                                                                  ----------        ----------          ---------

Shareholders' Equity                                    20         1,740,393         1,727,169            397,441
                                                                  ----------        ----------          ---------



                                                                  ----------        ----------          ---------
                                                                  11,869,757        13,432,798          2,710,609
                                                                  ==========        ==========          =========



                          ------------------------------                      ---------------------------------
March 30, 2004            Jonathan Kolber                                     Prof. Gabriela Shalev
                          Chief Executive Officer                             Member of the Board of Directors


The accompanying notes are an integral part of the financial statements.




Company Balance Sheets as at December 31
--------------------------------------------------------------------------------------------------------------------

In terms of shekels of December 2003

                                                                                                       Convenience
                                                                                                       translation
                                                                                                         (Note 2B)
                                                                            December 31               --------------
                                                                   ---------------------------         December 31
                                                                         2003            2002                 2003
                                                                   ----------      -----------        --------------
                                                      Note                NIS thousands               US $ thousands
                                                   ----------      ---------------------------        --------------

Assets

Current assets
Cash and cash equivalents                                              9,205            24,791              2,102
Short-term deposits and investments                      4           310,806           860,719             70,976
Short-term loans and current maturities
 of loans to investee companies                                       16,480            98,966              3,763
Receivables:
  Investee companies                                                  28,650            21,436              6,543
  Others                                                 6            67,774            49,159             15,477
Assets designated for sale                            3B(2)           42,525            43,192              9,711
                                                                  ----------        ----------           --------
Total current assets                                                 475,440         1,098,263            108,572
                                                                  ----------        ----------           --------
Investments and long-term receivables

Investments in investees                                 8         3,453,066         3,646,594            788,551
Other investments and receivables                        9            33,177            56,030              7,577
                                                                  ----------        ----------           --------
                                                                   3,486,243         3,702,624            796,128
                                                                  ----------        ----------           --------

Fixed assets, net                                       10            23,323            36,108              5,326
                                                                  ----------        ----------           --------


                                                                  ----------        ----------           --------
                                                                   3,985,006         4,836,995            910,026
                                                                  ==========        ==========           ========

                                                                       Koor Industries Ltd. (An Israeli Corporation)

--------------------------------------------------------------------------------------------------------------------

In terms of shekels of December 2003

                                                                                                       Convenience
                                                                                                       translation
                                                                                                         (Note 2B)
                                                                            December 31              --------------
                                                                   -----------------------------       December 31
                                                                         2003              2002               2003
                                                                   -----------      ------------     --------------
                                                         Note                NIS thousands           US $ thousands
                                                   -----------     -----------------------------     --------------

Liabilities and Shareholders' Equity

Current liabilities
Credit from banks and others                              12           588,535           785,866            134,399
Trade payables                                            13               503             1,258                115
Other payables:
Investee companies                                                          57           164,390                 13
Others                                                    14            43,266            78,062              9,880
                                                                     ----------       ----------          ----------
Total current liabilities                                              632,361         1,029,576            144,407
                                                                     ----------       ----------          ----------

Long-term liabilities
Net of current maturities:                            15, 21
Loans from banks and others                                          1,610,768         2,071,868            367,839
Liability for employee severance
 benefits, net                                            17             1,484             8,382                339
                                                                     ----------       ----------          ----------
Total long-term liabilities                                          1,612,252         2,080,250            368,178
                                                                     ----------       ----------          ----------

Contingent liabilities and commitments                    18

Shareholders' equity                                      20         1,740,393         1,727,169            397,441
                                                                     ----------       ----------          ----------



                                                                     ----------       ----------          ----------
                                                                     3,985,006         4,836,995            910,026
                                                                     ==========       ==========          ==========



                          ----------------------------                      ------------------------------------
March 30, 2004            Jonathan Kolber                                   Prof. Gabriela Shalev
                          Chief Executive Officer                           Member of the Board of Directors



The accompanying notes are an integral part of the financial statements.

                                                                                Koor Industries Ltd. (An Israeli Corporation)

Consolidated Statements of Operations
-----------------------------------------------------------------------------------------------------------------------------

In terms of shekels of December 2003

                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 2B)
                                                                                                              ---------------
                                                                       Year ended December 31                      Year ended
                                                          -----------------------------------------------         December 31
                                                                 2003              2002              2001               2003
                                                          ------------      -----------       -----------     ---------------
                                               Note                      NIS thousands                         US $ thousands
                                         ------------     -----------------------------------------------     ---------------


Revenue from sales
 and services                                  23A          7,690,430         7,099,790         7,463,419          1,756,207
Cost of sales and services                     23B          5,392,944         5,315,780         5,765,686          1,231,547
                                                           ----------        ----------        ----------         ----------
Gross profit                                                2,297,486         1,784,010         1,697,733            524,660

Selling and marketing expenses                 23C            940,457           814,777           815,101            214,765
General and administrative
 expenses                                      23D            460,744           489,369           524,195            105,217
                                                           ----------        ----------        ----------         ----------
Operating earnings                                            896,285           479,864           358,437            204,678
Financing expenses, net                        23E            228,200           408,437           432,437             52,112
                                                           ----------        ----------        ----------         ----------
                                                              668,085            71,427           (74,000)           152,566
Other income (expenses), net                   23F           (219,721)            5,824          (622,660)           (50,176)
Transfer to statement of income
 of translation differences of
 autonomous investee in voluntary
 liquidation                                  3B(1)                 -          (390,901)                 -                 -
                                                           ----------        ----------        ----------         ----------
Earnings (loss) before income tax                             448,364          (313,650)         (696,660)           102,390
Income tax                                     16G             85,372           141,179            38,830             19,496
                                                           ----------        ----------        ----------         ----------
                                                              362,992          (454,829)         (735,490)            82,894
Group's equity in the operating
 results of affiliates, net                    23G           (113,823)         (252,091)       (1,894,525)           (25,993)
                                                           ----------        ----------        ----------         ----------
                                                              249,169          (706,920)       (2,630,015)            56,901
Minority interest in
 subsidiaries, net                                           (202,807)          (60,049)            8,367             46,314
                                                           ----------        ----------        ----------         ----------
Net earnings (loss) from
 continuing activities                                         46,362          (766,969)       (2,621,648)            10,587
Result of discontinued
 activities, net                               23H                  -                  -          (29,279)                 -
                                                           ----------        ----------        ------------       ----------
Net earnings (loss) for the year                               46,362          (766,969)       (2,650,927)            10,587
                                                           ==========        ==========        ============       ==========

                                                                  NIS               NIS               NIS                US$
                                                           ----------        ----------        ------------       -----------
Basic earnings (loss) per NIS 1
 par value of ordinary shares:                 26
Continuing activities                                           2.950           (50.547)         (172.608)             0.674
Discontinued activities                                             -                 -            (1.928)                 -
                                                           ----------        ----------        ----------         ----------
                                                                2.950           (50.547)         (174.536)             0.674
                                                           ==========        ==========        ============       ==========

The accompanying notes are an integral part of the financial statements.





                                                                                Koor Industries Ltd. (An Israeli Corporation)

Company Statements of Operations
-------------------------------------------------------------------------------------------------------------------------------

In terms of shekels of December 2003

                                                                                                               Convenience
                                                                                                               translation
                                                                                                                  (Note 2B)
                                                                                                              --------------
                                                                    Year ended December 31                      Year ended
                                                       -------------------------------------------------       December 31
                                                             2003              2002               2001                2003
                                                       -----------        ----------         -----------      --------------
                                            Note                         NIS thousands                        US $ thousands
                                         ---------     -------------------------------------------------      --------------

Income
Management services
 from subsidiaries                                         25,006             35,573            34,161              5,710
Others, net                                23F              5,691            365,431                 -              1,300
                                                       -----------        ----------        ----------           ---------
Total income                                               30,697            401,004            34,161              7,010
                                                       -----------        ----------        ----------           ---------

Expenses
General and administrative
 expenses                                  23D             41,164             48,136            42,065              9,400
Others, net                                23F                  -                  -            51,902                  -
Financing, net                             23E             35,108            199,808           198,448              8,018
                                                       -----------        ----------        ----------           ---------
Total expenses                                             76,272            247,944           292,415             17,418
                                                       -----------        ----------        ----------           ---------

Earnings (loss) before
 income tax                                               (45,575)           153,060          (258,254)           (10,408)
Income tax                                                 55,667              3,722                 -             12,712
                                                       -----------        ----------        ----------           ---------
Earnings (loss) after
 income tax                                                10,092            156,782          (258,254)             2,304

Koor's equity in the
 operating results of
 investee companies, net                   23G             36,270           (923,751)       (2,363,394)             8,283

Results of discontinued
 activities, net                           23H                  -                  -           (29,279)                 -
                                                       -----------        ----------        ----------           ---------
Net earnings (loss) for the
 year                                                      46,362           (766,969)       (2,650,927)            10,587
                                                       ===========        ===========      ============          ==========

                                                              NIS                NIS               NIS                 US$
                                                       -----------        ----------        ----------           ---------

Basic earnings (loss )
 per NIS 1 par value of
 ordinary shares:                          26
Continuing activities                                       2.950            (50.547)         (172.608)             0.674
Discontinued activities                                         -                  -            (1.928)                 -
                                                       -----------        ----------        ----------           ---------
                                                            2.950            (50.547)         (174.536)             0.674
                                                       ===========        ===========      ============          ==========


The accompanying notes are an integral part of the financial statements.


                                                                                  Koor Industries Ltd. (An Israeli Corporation)

Statement of Shareholders' Equity
--------------------------------------------------------------------------------------------------------------------------------

In terms of shekels of December 2003

                                      Number        Share      Capital         Company     Cumulative    Retained         Total
                                          of      capital     reserves     shares held        foreign    earnings
                                    ordinary                            by the company       currency   (deficit)
                                  shares (1)                                       and    translation
                                                                          subsidiaries    adjustments
                                -------------    --------- -----------  --------------    ------------  ----------   ------------
                                                                                  NIS thousands
                                                 --------------------------------------------------------------------------------


Balance at January 1, 2001       15,192,379      564,515    2,563,952        (272,458)    (702,507)      2,409,518    4,563,020

Changes during 2001:
Net loss                                  -            -            -               -            -      (2,650,927)  (2,650,927)
Exercise of stock options
  granted to Israeli banks                -            -          147               -            -               -          147
Expiring options granted to
  Israeli Banks                     (23,495)           -            -               -            -               -            -
Cumulative foreign currency
  translation adjustments, net            -            -            -               -      283,584                      283,584
                                 ----------      -------    ---------       ----------    ---------       --------=   ---------

Balance at December 31, 2001     15,168,884      564,515    2,564,099        (272,458)    (418,923)       (241,409)   2,195,824
                                 ==========     ========   ==========       ==========    =========       =========   =========



(1) Net of the Company holdings and its subsidiaries' holdings.


The accompanying notes are an integral part of the financial statements.





                                                                                Koor Industries Ltd. (An Israeli Corporation)

Statement of Shareholders' Equity
--------------------------------------------------------------------------------------------------------------------------------

In terms of shekels of December 2003


                                   Number        Share        Capital            Company    Cumulative    Retained        Total
                                       of       capital       reserves       shares held       foreign    earnings
                                 ordinary                                 by the company      currency   (deficit)
                                shares (1)                                           and   translation
                                                                            subsidiaries   adjustments
                              -------------   ----------     ---------    --------------   -----------   ----------   -----------
                                                                                    NIS thousands
                                              -----------------------------------------------------------------------------------


Balance at December 31,
  2001                          15,168,884       564,515       2,564,099       (272,458)   (418,923)      (241,409)   2,195,824

Changes during 2002:
Net loss                                 -             -               -              -           -       (766,969)    (766,969)
Exercise of stock options
  to employees                       4,493            *-               -              -           -              -            -
Cumulative foreign currency
  translation adjustments, net           -             -               -              -      12,538              -       12,538
Provision for decline in
  value of autonomous investee
 (see Note 3A(1))                        -             -               -              -    (105,125)             -     (105,125)
Transfer to statement of
  income of translation
  differences of autonomous
  investee in voluntary
  liquidation
  (see Note 3B(1))                       -             -               -              -     390,901              -      390,901
                               -------------   ----------     -----------     -----------  ----------   ------------  ----------
Balance at 31 December,
  2002                          15,173,377       564,515       2,564,099       (272,458)   (120,609)    (1,008,378)   1,727,169

Changes during 2003:
Net earnings                             -             -               -              -           -         46,362       46,362
Exercise of stock options
  to employees                      67,783            *-               -              -           -              -            -
Issuance of "treasury
  stock" (see Note 20B)            500,000             -               -        192,137           -       (149,126)      43,011
Cancellation of provision
  for decline in value of
  autonomous investee
  (see Note 3A(1))                       -             -               -              -      73,401              -       73,401
Cumulative foreign currency
 translation adjustments                 -             -               -              -    (149,550)             -     (149,550)
                              -------------   ----------     -----------     -----------  ----------   ------------  ----------
Balance at December 31,
  2003                          15,741,160       564,515       2,564,099        (80,321)   (196,758)    (1,111,142)   1,740,393
                              =============   ==========     ===========     ===========  ==========   ============  ==========

*    Represents an amount lower than NIS 1,000.
(1)  Net of the Company holdings and its subsidiaries' holdings.

The accompanying notes are an integral part of the financial statements.


                                      F-11




                                                                               Koor Industries Ltd. (An Israeli Corporation)

Statement of Shareholders' Equity
----------------------------------------------------------------------------------------------------------------------------

Convenience translation into US Dollars (Note 2B)

                                 Number          Share        Capital           Company    Cumulative    Retained      Total
                                     of        capital       reserves       shares held       foreign    earnings
                               ordinary                                  by the company      currency   (deficit)
                              shares (1)                                            and   translation
                                                                           subsidiaries   adjustments
                            -------------     --------      ----------   --------------   ------------  ------------ --------
                                                                                    NIS thousands
                                              -------------------------------------------------------------------------------


Balance at January 1,
  2003                      15,173,377         128,914      585,544         (62,219)     (27,542)       (230,276)     394,421

Changes during 2003:
Net earnings                         -               -            -               -            -          10,587       10,587
Exercise of stock
  options to employees          67,783              *-            -               -            -               -            -
Issuance of "Treasury stock"   500,000               -            -          43,877            -         (34,055)       9,822
Provision for decline in
  value of autonomous investee       -               -            -               -       16,762               -       16,762
Cumulative foreign currency
  translation adjustments            -               -            -               -      (34,152)              -      (34,152)
                            -----------       ---------    ---------       ---------   ----------      ----------    ---------
Balance at 31 December,
  2003                      15,741,160         128,914      585,544         (18,342)     (44,932)       (253,744)     397,440
                            ===========       =========    =========       =========   ==========      ==========    =========

*      Represents an amount lower than US$ 1,000.
(1)    Net of the Company holdings and its subsidiaries' holdings.



The accompanying notes are an integral part of the financial statements.


                                                                          Koor Industries Ltd. (An Israeli Corporation)

Consolidated Statement of Cash Flows
-----------------------------------------------------------------------------------------------------------------------------

In terms of shekels of December 2003

                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 2B)
                                                                                                              ---------------
                                                                       Year ended December 31                      Year ended
                                                            ----------------------------------------------        December 31
                                                                2003              2002             2001                  2003
                                                            -----------  -----------------  --------------    ---------------
                                                                           NIS thousands                       US $ thousands
                                                            ----------------------------------------------    ---------------

Cash flows generated by operating activities:
Net earnings (loss) for the year                               46,362          (766,969)      (2,650,927)            10,587
Adjustments to reconcile net earnings to net
 cash flows generated by operating activities (A)             728,413         1,194,420        3,095,960            166,342
                                                         -------------      ------------    -------------        -----------
Net cash inflow generated by operating
 activities                                                   774,775           427,451          445,033            176,929
                                                         -------------      ------------    -------------        -----------

Cash flows generated by investing activities:
Purchase of fixed assets                                     (193,424)         (260,119)        (460,916)           (44,171)
Investment grants in respect of fixed assets                    8,482             7,583           41,573              1,937
Amounts charged to intangible assets
 and deferred expenses                                       (313,125)         (810,649)        (575,560)           (71,506)
Additional investments in subsidiaries                           (600)           (2,802)         (67,084)              (137)
Acquisition of subsidiaries (B)                               (14,372)          (92,746)               -             (3,282)
Investments in affiliates                                      (6,316)          (13,652)         (46,269)            (1,442)
Investments in loans to affiliates                             (1,616)           (1,405)          (1,507)              (369)
Repayment of loans from affiliates and others                 226,765                 4              320             51,785
Proceeds from realization of investments
 in formerly consolidated subsidiaries,
 net of cash in those subsidiaries at the
 time they ceased being consolidated I                        (14,182)                -         (142,112)            (3,239)
Proceeds from realization of activity of
 prior year                                                         -            11,849           28,466                  -
Purchase of consolidated companies'
 shares by their consolidated companies                             -                 -          (68,936)                 -
Proceeds from realization of activities (D)                         -                 -           35,378                  -
Proceeds from disposal of investments
 in investee companies and others                             123,742           484,355          177,395             28,258
Proceeds from sale of fixed assets and
 intangible assets                                             30,998           314,396           81,231              7,079
Investment in venture capital companies                       (13,580)          (47,025)        (153,633)            (3,101)
Decrease (increase) in other investments                        7,465           (58,406)          16,330              1,705
Decrease in short-term deposits and
 investments, net                                             426,348           210,804           52,219             97,362
                                                         -------------      ------------    -------------        -----------
Net cash inflow (outflow) generated by
 investing activities                                         266,585          (257,813)      (1,083,105)            60,879
                                                         -------------      ------------    -------------        -----------


The accompanying notes are an integral part of the financial statements.


                                                                              Koor Industries Ltd. (An Israeli Corporation)

Consolidated Statements of Cash Flows (cont'd)
------------------------------------------------------------------------------------------------------------------------------

In terms of shekels of December 2003

                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 2B)
                                                                                                              ---------------
                                                                       Year ended December 31                      Year ended
                                                            ----------------------------------------------        December 31
                                                                 2003              2002               2001              2003
                                                            -----------     ------------     -------------    ---------------
                                                                           NIS thousands                       US $ thousands
                                                            ----------------------------------------------    ---------------

Cash flows generated by financing activities:
Proceeds from exercise of stock options
 granted to Israeli banks                                           -                 -                147                 -
Issuance of equity                                             43,011                 -                  -             9,822
Issuance of shares to minority interest in
 subsidiaries                                                  14,137             2,928             57,742             3,228
Issue of preferred shares to minority
 interest of subsidiary                                             -                 -             60,829                 -
Dividend paid to minority interest
 in subsidiaries                                              (56,529)          (27,104)           (21,923)          (12,909)
Payment of suppliers credit received
 for the purchase of fixed assets                                   -           (13,014)                 -                 -
Purchase of convertible debentures of
 subsidiary by its subsidiary in the market                         -           (15,137)                 -                 -
Issuance of convertible debentures in subsidiary                    -           136,210            257,457                 -
Proceeds from principal of long-term
 loans and other long-term liabilities                        949,392         1,551,258          2,679,189           216,806
Repayment of long-term loans, debentures
 and other long-term liabilities                           (1,891,766)       (1,875,023)        (1,921,119)         (432,008)
Increase (decrease) in credit from banks
 and others, net                                             (268,028)           16,162           (716,446)          (61,208)
                                                        ---------------    --------------      ------------        ----------
Net cash (outflow) inflow generated by
 financing activities                                      (1,209,783)         (223,720)           395,876          (276,269)
                                                        ---------------    --------------      ------------        ----------
Translation differences in respect of cash
 balances of autonomous foreign investee
 companies                                                    (28,273)            3,056             56,512            (6,457)
                                                        ---------------    --------------      ------------        ----------
Decrease in cash and cash equivalents                        (196,696)          (51,026)          (185,684)          (44,918)

Balance of cash and cash equivalents
 at beginning of year                                         790,099           841,125          1,026,809           180,429
                                                        ---------------    --------------      ------------        ----------
Balance of cash and cash equivalents
 at end of year                                               593,403           790,099            841,125           135,511
                                                        ===============    ==============      ============        ==========



The accompanying notes are an integral part of the financial statements.


                                                                               Koor Industries Ltd. (An Israeli Corporation)

Consolidated Statements of Cash Flows (cont'd)
----------------------------------------------------------------------------------------------------------------------------

In terms of shekels of December 2003

                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 2B)
                                                                                                              ---------------
                                                                       Year ended December 31                      Year ended
                                                            ----------------------------------------------        December 31
                                                                2003              2002               2001                2003
                                                            ----------      -----------      -------------    ---------------
                                                                           NIS thousands                       US $ thousands
                                                            ----------------------------------------------    ---------------


A.    Adjustments to reconcile net earnings
      (loss) to cash flows generated by
      operating activities:

Income and expenses not involving cash flows:

Minority interest in subsidiaries, net                        202,807            60,049            (9,081)            46,314
Equity in operating results of affiliates, net                113,823           252,091         1,894,525             25,993
Depreciation and amortization                                 440,856           423,580           417,244            100,675
Deferred taxes, net                                           (45,206)           64,479           (37,231)           (10,323)
Increase (decrease) in liabilities in respect of
  employee severance benefits, net                            (49,822)           52,138          (111,449)           (11,378)
Net capital losses (gains) from realization:
 Fixed assets and intangible assets                            22,863           (23,079)            6,085              5,221
 Investments in formerly consolidated
  subsidiaries                                                (16,428)                -             5,789             (3,751)
Realization of activities                                           -                 -            27,663                  -
 Investments in investee companies                             (4,852)         (342,343)           53,611             (1,109)
Translation differences of autonomous
 investee in voluntary liquidation                                  -           390,901                 -                  -
Inflationary erosion (linkage) of principal of
 long-term loans and other liabilities                        (77,510)           56,490           133,511            (17,700)
Inflationary erosion (linkage) of principal of
 credit from banks and others                                 (10,565)          (11,010)            7,491             (2,413)
Inflationary erosion of value of investments,
 deposits and loans receivable                                 32,540           (19,749)          (32,520)             7,431
Changes in value of assets and investments                     70,503           143,400           179,375             16,100
                                                            ---------        -----------       -----------         ---------
                                                              679,009         1,046,947         2,535,013            155,060
                                                            ---------        -----------       -----------         ---------



The accompanying notes are an integral part of the financial statements


                                                                              Koor Industries Ltd. (An Israeli Corporation)

Consolidated Statements of Cash Flows (cont'd)
---------------------------------------------------------------------------------------------------------------------------

In terms of shekels of December 2003

                                                                                                                 Convenience
                                                                                                                 translation
                                                                                                                   (Note 2B)
                                                                                                             ---------------
                                                                       Year ended December 31                     Year ended
                                                            ---------------------------------------------        December 31
                                                                  2003              2002             2001               2003
                                                            -----------     ------------     ------------    ---------------
                                                                           NIS thousands                      US $ thousands
                                                            ---------------------------------------------    ---------------

A.   Adjustments to reconcile net
     earnings to cash flows generated
     by operating activities (cont'd)

Changes in operating asset and liability items:

Decrease (increase) in trade receivables and
 other receivables (after taking into
 account non-current receivables)                            (218,826)          300,164          672,167            (49,972)
Decrease (increase) in inventories, projects in
 progress and customer advances (including
 long-term customer advances and deposits)                   (116,927)           52,251          (32,407)           (26,702)
Increase (decrease) in trade payables
 and other payables                                           385,157          (204,942)         (78,813)            87,956
                                                           -----------      ------------      -----------         ----------
                                                               49,404           147,473          560,947             11,282
                                                           -----------      ------------      -----------         ----------
                                                              728,413         1,194,420        3,095,960            166,342
                                                           ===========      ============      ===========         ==========

B.  Acquisition of subsidiaries

Assets and liabilities of the subsidiaries at date of acquisition:

Working capital deficit (surplus),
 excluding cash and cash equivalents                          (12,160)            6,516                -             (2,777)
Fixed assets and investments                                   (2,404)          (36,434)               -               (549)
Long-term liabilities                                             192            10,280                -                 44
Contingent liability                                                -            18,516                -                  -
Goodwill                                                            -           (91,624)               -                  -
                                                           -----------      ------------      -----------         ----------
                                                              (14,372)          (92,746)               -             (3,282)
                                                           ===========      ============      ===========         ==========


The accompanying notes are an integral part of the financial statements


                                                                              Koor Industries Ltd. (An Israeli Corporation)

Consolidated Statements of Cash Flows (cont'd)
---------------------------------------------------------------------------------------------------------------------------

In terms of shekels of December 2003

                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 2B)
                                                                                                              ---------------
                                                                       Year ended December 31                      Year ended
                                                            ----------------------------------------------        December 31
                                                                2003              2002               2001                2003
                                                            -----------     ------------    --------------    ---------------
                                                                           NIS thousands                       US $ thousands
                                                            ----------------------------------------------    ---------------



C.    Proceeds from realization
      of investments in formerly
      consolidated subsidiaries, net of cash
      in those subsidiaries at the time
      they ceased being consolidated:

Assets and liabilities of the formerly
 consolidated subsidiaries at the time
 they ceased being consolidated:

Working capital deficit, excluding cash
 and cash equivalents                                         (47,105)                 -          (253,532)           (10,757)
Fixed assets and investments                                    8,765                  -            27,687              2,002
Intangible assets                                              15,440                  -                 -              3,526
Long-term liabilities                                          (3,463)                 -           (53,869)              (791)
Minority interest in the subsidiary as at date
 of the sale                                                        -                  -           (59,516)                 -
Investments in affiliated companies, net                       12,971                  -            (2,303)             2,962
Consideration not yet received from
 consolidation of companies                                         -                  -           (12,767)                 -
Deficiency in capital of subsidiary without
 guarantee                                                          -                  -           217,977                  -
Capital loss on sale of investments in
 subsidiaries                                                    (790)                 -            (5,789)              (181)
                                                            ------------        ----------      ------------          ---------
                                                              (14,182)                 -          (142,112)            (3,239)
                                                            ============        ==========      ============          =========

D. Proceeds from realization of activities

Working capital surplus excluding cash and
 cash equivalents                                                   -                  -             3,639                  -
Fixed assets                                                        -                  -            68,163                  -
Realization proceeds receivable                                     -                  -            (8,761)                 -
Capital loss from realization of activities                         -                  -           (27,663)                 -
                                                            ------------        ----------      ------------          ---------
                                                                    -                  -            35,378                  -
                                                            ============        ==========      ============          =========


                                                                               Koor Industries Ltd. (An Israeli Corporation)

Consolidated Statements of Cash Flows (cont'd)
------------------------------------------------------------------------------------------------------------------------------

In terms of shekels of December 2003

                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 2B)
                                                                                                              ---------------
                                                                       Year ended December 31                      Year ended
                                                            ----------------------------------------------        December 31
                                                                 2003              2002              2001                2003
                                                            -----------     ------------       -----------    ---------------
                                                                           NIS thousands                       US $ thousands
                                                            ----------------------------------------------    ---------------


E. Non-cash transactions:

Purchase of fixed assets by credit                             24,514            10,680             25,081           5,598
                                                           ===========        =========         ===========      ===========

Purchase of other assets by credit                              6,639           245,924                  -           1,516
                                                           ===========        =========         ===========      ===========
Proceeds from sale of fixed assets, formerly
 consolidated subsidiaries and realization
 of activities                                                 15,145                 -             47,989           3,459
                                                           ===========        =========         ===========      ===========

Proposed dividend to minority shareholders
 by subsidiaries                                               15,446                 -              5,695           3,527
                                                           ===========        =========         ===========      ===========

Investment in subsidiaries                                          -                 -              2,783               -
                                                           ===========        =========         ===========      ===========

Purchase of fixed and other assets and inventory
 in consideration of issuance subsidiary shares
 to minority                                                        -            28,683                  -               -
                                                           ===========        =========         ===========      ===========

Contingent liability from consolidated
 subsidiary                                                         -            18,516                  -               -
                                                           ===========        =========         ===========      ===========

Conversion of investment to loan in an
affiliates                                                        470                 -                  -             107
                                                           ===========        =========         ===========      ===========





The accompanying notes are an integral part of the financial statements.


                                                                                 Koor Industries Ltd. (An Israeli Corporation)

------------------------------------------------------------------------------------------------------------------------------
Company Statements of Cash Flows

In terms of shekels of December 2003

                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 2B)
                                                                                                              ---------------
                                                                      Year ended December 31                       Year ended
                                                            ----------------------------------------------        December 31
                                                                 2003              2002               2001               2003
                                                            -----------     ------------      ------------    ---------------
                                                                           NIS thousands                       US $ thousands
                                                            ----------------------------------------------    ---------------

Cash flows generated by operating activities:
Net income (loss) for the year                                 46,362          (766,969)        (2,650,927)          10,587
Adjustments to reconcile net income to net cash
 flows generated by operating activities (A)                 (163,429)          310,315          2,366,039          (37,321)
                                                           -------------    -------------     -------------       ----------
Net cash outflow generated by operating
 activities                                                  (117,067)         (456,654)          (284,888)         (26,734)
                                                           -------------    -------------     -------------       ----------

Cash flows generated by investing activities:
Investee companies - acquisition of shares,
 payments on account of shares, loans
 granted\received and non-current accounts                    287,237             6,251           (187,973)          65,594
Purchase of fixed assets                                         (392)             (108)              (386)             (90)
Decrease (increase) in investments and
 other receivables, net                                       (31,428)          (54,106)            10,601           (7,177)
Proceeds from sale of fixed assets                                 30           272,776                123                7
Proceeds from realization of investments
 in investee companies, net                                   102,875           454,752            177,652           23,493
Investment in short-term deposits and
 investments, net                                             460,818           197,446             (4,143)         105,234
                                                           -------------    -------------     -------------       ----------
Net cash inflow (outflow) generated by
 investing activities                                         819,140           877,011             (4,126)         187,061
                                                           -------------    -------------     -------------       ----------

Cash flows generated by financing activities:
Proceeds from exercise of stock options                             -                 -                147                -
Equity issuance                                                43,011                 -                  -            9,822
Receipt of long-term loans and other
 long-term liabilities                                        360,213           574,422          1,716,801           82,259
Payments of long-term loans and
 other long-term liabilities                               (1,107,283)         (883,190)        (1,415,064)        (252,862)
Credit from banks and others, net                             (13,600)         (148,154)            24,405           (3,105)
                                                           -------------    -------------     -------------       ----------
Net cash (outflow) inflow generated by
 financing activities                                        (717,659)         (456,922)           326,289         (163,886)
                                                           -------------    -------------     -------------       ----------
Increase (decrease) in cash and cash
 equivalents                                                  (15,586)          (36,565)            37,275            3,559
Balance of cash and cash equivalents at
 beginning of year                                             24,791            61,356             24,081            5,661
                                                           -------------    -------------     -------------       ----------
Balance of cash and cash equivalents at
 end of year                                                    9,205            24,791             61,356            2,102
                                                           =============    =============     =============       ==========

The accompanying notes are an integral part of the financial statements.





                                                                                Koor Industries Ltd. (An Israeli Corporation)

Company Statements of Cash Flows (cont'd)
----------------------------------------------------------------------------------------------------------------------------

In terms of shekels of December 2003

                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 2B)
                                                                                                              ---------------
                                                                      Year ended December 31                       Year ended
                                                            ----------------------------------------------        December 31
                                                                 2003              2002               2001               2003
                                                            -----------     ------------      ------------    ---------------
                                                                           NIS thousands                       US $ thousands
                                                            ----------------------------------------------    ---------------
(A) Adjustments to reconcile net earnings
    (losses) to cash flows generated by
    operating activities:

Income and expenses not involving cash flows:
Equity in operating results of investee
 companies in addition, net of dividend
 received therefrom                                           (17,120)          952,414         2,369,847            (3,909)
Depreciation and amortization                                  13,718             2,899             2,321             3,133
Deferred taxes, net                                           (58,903)          (43,798)                -           (13,451)
Increase (decrease) in liability in respect of
 employee severance benefits, net                              (6,898)            5,643              (765)           (1,575)
Net capital losses (gains) from realization:
Fixed assets                                                       96           (29,189)               (2)               22
Investment in investee companies                              (11,635)         (336,621)           53,725            (2,657)
Increase in value of deposits and other
 erosions, net                                                (11,260)          (10,880)          (20,658)           (2,573)
Exchange rate differences and erosion of
 long-term loans and other liabilities                        (24,865)           29,083           110,711            (5,678)
Erosion (linkage) of loans from banks
 and others                                                   (10,526)            5,056            10,856            (2,404)
Changes in value of investments and assets                        673            10,037                 -               154
                                                           -------------    -------------    -------------        ----------
                                                             (126,720)          584,644         2,526,035           (28,938)
                                                           -------------    -------------    -------------        ----------

Changes in operating assets and liability items:
Increase in current accounts of
 investee companies, net                                      (43,975)         (270,044)         (142,569)          (10,042)
Decrease (increase) in receivables                             42,817           (18,118)            8,882             9,778
Increase (decrease) in trade payables
 and other payables                                           (35,551)           13,833           (26,309)           (8,119)
                                                           -------------    -------------    -------------        ----------
                                                              (36,709)         (274,329)         (159,996)           (8,383)
                                                           -------------    -------------    -------------        ----------
                                                             (163,429)          310,315         2,366,039           (37,321)
                                                           =============    =============    =============        ==========
(B) Significant non-cash transactions:

Dividend in kind from investee company                              -           244,067                 -                 -
                                                           =============    =============    =============        ==========
Proceeds from realization of affiliated
 company in capital note                                            -            27,373                 -                 -
                                                           =============    =============    =============        ==========
Investments in investee companies against
 current account of investee company,
 dividend and capital note                                          -                 -         1,003,998                  -
                                                           =============    =============    =============         ==========
Purchase of company shares from investee
 company                                                            -                 -            23,574                  -
                                                           =============    =============    =============         ==========



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

         The significant accounting policies, which were applied on a consistent basis, are as follows:


         A.       Definitions:

         In these financial statements:

         1. The Company - Koor Industries Ltd. (hereinafter - "Koor" or the "Company").

         2. Subsidiaries - companies, including partnerships, whose statements are fully consolidated, directly or indirectly, with those of the Company.

         3. Proportionately consolidated companies - jointly controlled companies, which are consolidated by the proportionate consolidation method, directly or indirectly, in Koor's financial statements.

         4. Affiliates - companies in which Koor has voting rights which give it significant influence over the operating and financial policies of these companies, and which are not subsidiaries or proportionately consolidated companies. Such companies are included on the equity basis.

         5. Investees - subsidiaries, proportionately consolidated companies or affiliates.

         6. Other companies - companies, the investment in which does not give significant influence, which are accounted for by the cost method.

         7. Interested parties - as defined in Paragraph (1) to the definition of "related parties" in Section 1 of the Israeli Securities Law, including related parties as defined in Opinion 29 of the Institute of Certified Public Accountants in Israel (hereinafter - "ICPAI").

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------



Note 2 - Significant Accounting Policies (cont'd)

         A.       Definitions (cont'd):

         8. Controlling shareholders - as defined in the Israeli Securities Regulations (Financial Statement Presentation of Transactions between a Company and its Controlling Shareholder), 1996.

         9. Venture capital fund - as defined in Standard No. 1 of the Israel Accounting Standards Board ("IASB").

         10. Venture capital investments - an investment in a company that meets the following two conditions:

                  (a) The company is engaged primarily in research, development or marketing of innovative, high-technology products or processes.

                  (b) At least 90% of the company's financing stems from owners' capital (including shareholder loans and owner-guaranteed credit), with the support of state authorities or research grants.

         11. Consumer Price Index - the Israeli Consumer Price Index published by the Central Bureau of Statistics.

         12.      Dollar - United States Dollar.


         B.       Adjusted financial statements:

         1.       a)       The Company prepared its financial statements on the
                           basis of historical cost, adjusted for changes in the general purchasing power of the shekel.

                  b) The financial statements of the Koor Group are adjusted in accordance with the opinions of the ICPAI and are based on accounting records that are maintained in nominal NIS or in other functional currencies.

                  c) The non-monetary asset amounts do not necessarily represent their realizable or current economic value, but rather the historical cost of those assets adjusted for the changes in the general purchasing power of the NIS. The term "cost" in these financial statements means cost in adjusted NIS.

                  d) All comparative data for earlier periods (including monetary item amounts) are stated adjusted to the CPI of the end of the present report period.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------



Note 2 - Significant Accounting Policies (cont'd)

         B.       Adjusted financial statements: (cont'd)

         2. The following principles of adjustment relate to those Koor Group companies whose financial statements were adjusted on the basis of the changes in the CPI:

                  a) Non-monetary items (mainly fixed assets, inventories and projects in progress and the related customer advances, intangible assets and deferred expenses and shareholders' equity items) have been adjusted on the basis of the changes in the CPI, from the CPI published for the month in which the transaction was effected to the CPI published for the balance sheet month.

                  b) Investments in investees and the equity in the results of their operations for the current year, as well as the minority interest in subsidiaries and the share in the results of their operations for the current year, are based on the adjusted financial statements of those companies.

                  c) Monetary items (items whose balance sheet amounts reflect current or realizable values at balance sheet date) are included in the adjusted balance sheet as at balance sheet date at their nominal value at that date.

                  d) The components of the statement of operations (except for financing), relating to transactions effected during the year - sales, purchases, labor costs, etc., have been adjusted according to the CPI in respect of the months in which the related transactions were effected. The erosion of monetary balances relating to the aforesaid transactions has been included in the financing item.

                  e) The statement of operations components deriving from non-monetary items (such as depreciation and amortization, changes in inventories, prepaid expenses and prepaid income), and components relating to the provisions included in the balance sheet (such as provision for severance pay and provision for vacation pay), were determined according to the changes in the balances of the relevant balance sheet items after taking into account the respective cash flows.

                  f) The financing item, derived from the other financial statement items, reflects real financing income and expenses, as well as the erosion of monetary balances during the year, earnings and losses from the realization of marketable securities, and earnings and losses from derivative financial instruments (see also item 2U as follows).

                  g)       Income tax:
                           Current taxes consist of payments on account during the year in addition to amounts payable on the balance sheet date (or less amounts refundable as at the balance sheet date). Payments on account were adjusted according to the CPI prevailing on the date of payment, while the amounts payable (or being claimed as a refund) were included without adjustment.
                           Therefore, current taxes also include the expense deriving from the erosion of the tax payments, from the date of payment until the end of the year.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------



Note 2 - Significant Accounting Policies (cont'd)

         B.       Adjusted financial statements (cont'd):

                  h) A dividend declared and actually paid in the report year was adjusted on the basis of the CPI prevailing at the time of its actual payment; a dividend declared/proposed in the report year and not yet paid by the balance sheet date, is included without adjustment.
                           The amount shown as "erosion of a dividend declared in the preceding year" reflects the erosion in the real value of the dividend that was declared/proposed in the preceding year and actually paid in the current year.

         3. Adjustment of financial statements of investees whose functional currency is the Dollar:

                  a. The financial statements of certain investees are adjusted on the basis of the exchange rate of the Dollar, in accordance with Section 29 of Opinion 36 of the ICPAI.

                           According to the provisions of Clarifications 8 to Opinion 36 of the ICPAI, year-end balance sheet balances were translated to Israeli currency at the exchange rate of the foreign currency, in which the financial statements of these companies are prepared, prevailing at the balance sheet date. The results of operations for the year were translated to Israeli currency at the exchange rate of the foreign currency, in which the financial statements of these companies were prepared, prevailing at the end of each quarter. Balance sheet balances at the beginning of the report year, as well as capital changes during the year, were translated at the relevant exchange rate to the NIS prevailing at the beginning of the year, or on the date of change, respectively, and later, were adjusted for changes in the CPI until the balance sheet month. This accounting treatment is relevant for autonomous overseas companies and for Israeli companies whose functional currency is the dollar.

                           Differences arising from the translation were included in a separate item of shareholders' equity under "Cumulative foreign currency translation adjustments".

                  b. The financial statements of investees operating overseas which are "integrated units" of the Group, in accordance with the tests prescribed in the opinions of the ICPAI, are translated from foreign currency to NIS: non-monetary items are translated according to historical exchange rates and adjusted for the changes in the CPI, and monetary items are translated according to the exchange rate prevailing on the balance sheet date. Statement of operations items are translated according to average exchange rates and are adjusted for changes in the CPI. The differences resulting from the translation are charged to the financing item.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------



Note 2 - Significant Accounting Policies (cont'd)

         C.       Principles of consolidation:

         1. The consolidated financial statements include the financial statements of Koor and of all the companies in which the Company has control. Jointly controlled companies are included by the proportionate consolidation method.

         2. Goodwill deriving from the acquisition of an investment, which represents the excess of acquisition cost or the investment in subsidiaries over the fair value of identifiable assets less the fair value of identifiable liabilities upon acquisition is amortized over the period of economic benefit at equal annual rates over 10 years to 20 years commencing from the acquisition date. The amortization of goodwill is included in "other expenses" item.

                  Differences resulting from changes in shareholding rates are charged to the statement of operations when they occur, except for changes deriving from the exchange of similar assets, which are debited/credited to goodwill and are charged to the statement of operations, for the benefit period, as above said.

         3. Excess cost allocated to assets and liabilities is charged to the relevant balance sheet items.

         4. Material inter-company transactions and balances items are eliminated upon consolidation. Likewise, material intercompany sales not yet realized outside the Group are eliminated.

         5. Koor's shares, which were purchased by the Company and subsidiaries, are accounted for as treasury stock.

         6. To the extent that the sale and/or exercise of convertible securities issued by investee companies is probable (including stock options to employees), in accordance with the criteria set forth in Opinions 48 and 53 of the ICPAI, and if the shareholding percentage of the holding company is expected to decrease upon their conversion or exercise, generating a loss to the holding company, an appropriate provision is included for such an anticipated loss.

         7. For the purpose of the consolidation, the amounts included in the financial statements of the consolidated companies were included after adjustments necessitated by the application of the uniform accounting principles adopted by Koor's Group.

         D.       Use of estimates:

         Preparation of the financial statements in conformity with generally accepted accounting principles requires management to use estimates and assessments that influence the reported amounts of assets and liabilities and the disclosure relating to contingent assets and liabilities, as well as to the revenues and expenses in the report period.

         It should be clarified that actual results may differ from such estimates.

         E.       Cash and cash equivalents:

         Cash and cash equivalents include short-term bank deposits and short-term government loans traded in banks, with an original maturity of three months or less and which are not restricted.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------


Note 2 - Significant Accounting Policies (cont'd)

         F.       Marketable Securities:

         (1)      Marketable securities
                  Investments in marketable securities held for the short term as a current investment are stated at stock market value as at the balance sheet date. Investments in marketable securities, which are permanent investments, are stated at cost (debentures - including accrued interest), as long as there has not been a decrease in value, which is not of a temporary nature (see also section (3) below).
                  The changes in the value of the securities are charged in full to the statement of operations.

         (2)      Non-marketable securities
                  Stated at cost (debentures - including accrued interest), which, in management's opinion is not higher than realization value (see also section (3) below).

         (3)      Decrease in value of investments
                  From time to time, the Company reviews its permanent investments in other companies to identify if there has been a non-temporary decrease in their value. Such a review is carried out where there are indications of the possibility that the value of permanent investments has been impaired, including a drop in stock market prices, the investee's business, the industry in which the investee operates and other parameters. The write-down in the value of these investments, which management believes is based on an evaluation of all the relevant aspects and gives appropriate weight to them, and is not temporary, is charged to the statement of operations.


         G.       Allowance for doubtful accounts:

         The financial statements include allowances for doubtful accounts, which Management believes fairly reflect the loss inherent in accounts whose collection is doubtful. Among the factors on which management bases its determination of the fairness of the allowances, is an assessment of risk, based on information it has on the financial status of the debtors, the volume of their activity and a valuation of the collateral received from them.
         The allowance is in respect of specific accounts whose collection is doubtful.
         In addition, the financial statements also include such specific allowances for doubtful accounts in respect of trade receivables included in the subordinated capital note received as part of the securitization transaction.

         H.       Inventories:

         Inventories are included at the lower of cost or market value. Cost is determined as follows: Raw materials, auxiliary materials and spare parts - at "moving average" or by the "first-in, first-out" method. Finished goods and goods in process - mainly on the basis of direct manufacturing costs and, in part, on the basis of average manufacturing costs with the addition of indirect manufacturing costs. Merchandise - by the "first-in, first-out" method or by the "moving average" method.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------


Note 2 - Significant Accounting Policies (cont'd)

         I.       Projects in progress:

         Projects in progress in long-term contracts are stated at cost net of amounts included in the statement of operations, by the percentage of completion method. Projects in progress are valued at direct production cost plus the related portion of indirect expenses, including capitalized financing costs, in accordance with the provisions of Accounting Standard No. 3. According to this Standard, financing costs for the production or construction of assets, for which the period of production or construction is a lengthy period of time, are capitalized to the asset, until the date revenues can be recognized from the asset.

         The excess of the investment in inventories and projects in progress over related advances received is included in current assets, while the excess of advances received over investment in projects in progress is included in current liabilities.

         Projects in progress and customer advances in respect of long-term contracts include amounts in respect of contracts to be executed over a period exceeding one year. Where a loss is anticipated from the project, a provision is made for the entire loss anticipated until completion of the project.


         J.       Venture capital investments:

         The holdings of venture capital funds in venture capital investments are stated at cost, net of provisions for decline in value, if a non-temporary decline occurs. Gains from venture capital investments are charged to the statement of operations when the investment is realized.


         K.       Investments in investees:

         The investments in investees are presented by the equity method. Goodwill arising from the acquisition of investments is amortized at equal annual rates over a 10-year period, commencing from acquisition date, other than goodwill in certain companies, which is amortized over 20 years, in light of the Company's assessment that the circumstances in those cases justifies such amortization.

         From time to time the Company reviews its investments to identify if there has been a non-temporary decrease in their value. Such a review is conducted when there are signs that the value of permanent investments has been impaired, including a drop in stock market prices, the investee's continuous losses, the industry in which the investee operates, the value of the goodwill included in the investment and other parameters. The write-down in the value of this investment, which management believes is based on an evaluation of all the relevant aspects, giving appropriate weight to them, and is not temporary, is charged to the statement of operations.
         See also Note 2Z.
         A list of investee companies is presented as an appendix to the financial statements.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------



Note 2 - Significant Accounting Policies (cont'd)

         L.       Long-term receivables and liabilities:

         Long-term receivables and liabilities bearing interest rates lower than the prevailing market rates at date of inception, are recorded at their present values.

         M.       Fixed assets:

         1. The assets are stated at cost, after deduction of related investment grants.

         2. Cost includes interest capitalized during the set-up period, which was calculated according to the interest rates applicable to the sources used to finance the investment.

         3. Improvements are charged to the cost of assets and are amortized over the economic life of the asset. Repair and maintenance expenses are charged to the statement of operations as incurred,

         4. Depreciation is computed using the straight-line method, on the basis of the estimated useful lives of the assets.

                  The annual depreciation rates used are as follows:

                                                        %
                                                     -------
                  Buildings and leasehold rights      1.2-10  mainly 2%)
                  Machinery, equipment and
                    installations                      5-20   mainly 10%)
                  Vehicles and forklifts              10-20   mainly 15%)
                  Office furniture and equipment       6-33   mainly 6% and 25%)
                  Computers and auxiliary equipment   20-33


         N.       Intangible assets and deferred expenses:

         1. Licensing of products and acquisition of know-how are stated at cost and are mostly amortized over eight years.

         2. Marketing rights are stated at cost and amortized over periods of five to ten years.

         3. Intangible assets in the purchase of products are stated at cost and are mainly amortized over 20 years.

         4.       Deferred expenses - debenture issuance costs:
                  These costs are amortized by the straight-line method over the life of the debentures - mainly six years.

         5. See Note 2C(2) regarding goodwill deriving from the acquisition of companies.

         6. Non-compete and confidentiality agreements are mostly amortized over 5 years.

                  The amortization period is reevaluated periodically, based on the estimated period of economic benefit.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------


Note 2 - Significant Accounting Policies (cont'd)

         O.       Convertible securities:

         1. Debentures, the conversion of which is not probable, are included at their liability value as at the balance sheet date, in accordance with the provisions of Opinion 53 of the ICPAI, and are stated under long term liabilities. Debentures, the conversion of which is probable, are included between the long-term liabilities item and the shareholders' equity item, according to the liability value or the capital value, whichever is the higher.

         2. In accordance with Opinions 48 and 53 of the ICPAI, the provision for loss on a decline in the shareholding percentage in investee companies is included in the item "Minority interest" in the consolidated balance sheet, and in the item "Investment in investees" in the Company balance sheet.

         P.       Deferred taxes:

         1. Deferred taxes are calculated in respect of temporary differences between the amounts included in the adjusted financial statements and the amount taken into account for tax purposes. Such deferred taxes are allocated for differences related to assets, the consumption or depreciation of which are deductible for tax purposes. As for the main components in respect of which deferred taxes have been created - see Note 16F.

         2. Deferred tax balances are computed by the liability approach, at the tax rate expected to be in effect at the time these taxes will be charged to the statement of operations as these are known proximate to the approval date of the financial statements.
                  The deferred taxes balance in the statement of operation expresses the change in these balances during the year.

         3. Taxes that would be imposed in the event of realization of investments in investees, the sale of which is not expected in the foreseeable future, are not included in deferred taxes.

                  Deferred taxes were not created for taxes to be imposed on profits distributed by subsidiaries, as it is the Company's policy not to distribute taxable dividends in the foreseeable future. Likewise, tax benefits are not included in respect of temporary differences, the realization of which is doubtful.

         Q.       Revenue recognition:

         1.       Projects in progress:

                  Revenues and costs related to projects in progress under long-term contracts are recognized by the percentage of completion method (the ratio between accrued costs and projected costs) if the Company is capable of reliably estimating the revenues and costs required until completion. For contracts involving technological uncertainties, revenues are recognized on the basis of the "completed contracts" method.
                  Revenues and costs relating to contracts using a "cost plus" basis (i.e. cost plus profit at a fixed rate) are recognized when the costs are incurred.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------



Note 2 - Significant Accounting Policies (cont'd)

         Q.       Revenue recognition: (cont'd)

         1.       Projects in progress: (cont'd)

                  Periodic reporting on revenues and costs from projects in progress covers all cycle periods, including those where it is not possible to estimate anticipated profits at the reporting stage, although it can be determined that the recovery of costs already incurred is anticipated. In such circumstances, all the costs incurred are charged to the statement of operations against an equal amount of revenues ("Zero margin presentation").

                  Full provision is made for anticipated losses.

         2.       Sale of products and rendering of services:

                  Revenues from sales and services are recognized upon delivery of the products and transfer of the main risks and rewards involved in ownership of the products, or upon performance of the services. In special contracts, sales are recognized after the work is performed and acceptance tests are passed, as prescribed in the product supply contract.


         R.       Sale of trade receivables:

         The Company recognizes the sale of trade receivables as a sale only when the control and the risks of the financial asset are transferred to the purchaser.


         S.       Research and development:

         Research and development costs, net of participations (mainly from the Government of Israel), are charged to the statement of operations, as incurred. Research and development costs financed by the customer are charged to the cost of projects in progress, and are included in the statement of operations as part of the recognition of results from such projects in progress.

         T. Presentation of transactions between the Company and the controlling shareholder:

         Transactions between the Company and its controlling shareholder are included in accordance with the Securities Regulations (Financial Statement Presentation of Transactions between a Company and its Controlling Shareholder), 1996. Accordingly, the difference between the price paid to the controlling shareholder on the sale of an asset and the book value of the asset to the controlling shareholder, is included in the shareholders' equity.
         In addition, the amount of the erosion of an interest-free unlinked loan having no maturity date received from the controlling shareholder, and that the parties do not intend to repay, is included in share-holders' equity.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------


Note 2 - Significant Accounting Policies (cont'd)

         U.       Derivative financial instruments:

         Koor and its subsidiaries enter into different kinds of option contracts and forward trades that are intended to reduce the financial risks (i.e. commitments for the import of raw materials, export of goods, liabilities linked to the CPI or foreign currency) involved in the exposure to fluctuations in inter-currency exchange rates, interest rates and changes in the CPI.

         The results of financial derivatives held to hedge assets and liabilities are recorded in the statement of operations, concurrently, with the recording of the changes in the hedged assets and liabilities. Financial derivatives that are not held for hedging are stated at fair value.
         Changes in the fair value are included in the statement of operation in the period they occurred.

         The fair value of derivative financial instruments is determined according to their market values or quotes by financial institutions, and when such do not exist, according to a valuation model.


         V.       Earnings per share:

         Earnings per share data are computed in accordance with Opinion 55 of the ICPAI. Taken into account in the computation of basic earnings per share are convertible securities issued by the Company, if their conversion or exercise is probable, based on tests prescribed in the opinion. Taken into account in the computation of fully-diluted earnings per share are convertible securities issued by the Company and its investees, which were not included in the computation of basic earnings per share, and their conversion or exercise does not increase earnings per share.


         W.       Segment reporting:

         Segment reporting is presented in accordance with Accounting Standard No. 11, which requires the inclusion of information in respect of business and geographical segments, as well as detailed guidelines for identification of the business and geographical segments.


         X.       Environmental costs

         The current operating and maintenance costs of facilities to prevent environmental pollution and provisions for expected costs related to the rehabilitation of the environment deriving from current or past activities are charged to the statement of operations. Construction costs of facilities for prevention of environmental pollution, which increase the economic life or efficiency of the facility or reduce or prevent environmental pollution, are charged to the cost of the fixed assets and are depreciation in accordance with the depreciation policies practiced by the Group.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------



Note 2 - Significant Accounting Policies (cont'd)

         Y.       Data regarding the CPI and the Dollar exchange rate:

                                                 Israeli         Exchange rate
                                                   CPI*          of one Dollar
                                              -------------    ----------------
                                                  Points              NIS
                                              -------------    ----------------

         For the year ended:
         December 2003                            178.58             4.379
         December 2002                            182.01             4.737
         December 2001                            170.91             4.416



                                                    %                  %
                                              -------------    ----------------
         Changes during:
         2003                                     (1.9)              (7.6)
         2002                                      6.5                7.3
         2001                                      1.4                9.3



                                                    %
                                              -------------
         Real rate of decrease in the CPI
          relative to the exchange
          rate of the
         Dollar during the year:
          2003                                    (5.7)
          2002                                    (0.8)
          2001                                    (7.9)

         (*) According to the CPI for the month of the balance sheet date (1993 average basis = 100).

          Assets and liabilities in foreign currency or linked thereto are included in the financial statements according to the representative exchange rate for the balance sheet date, as published by Bank of Israel.

          Assets and liabilities linked to the CPI are included in the financial statements according to the CPI of the balance sheet month, or the previous month, as relevant.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------



Note 2 - Significant Accounting Policies (cont'd)

         Z.       Impairment of assets

         The Company applies Accounting Standard No. 15 - Impairment of Assets (hereafter - "the Standard") to ensure that its assets in the consolidated balance sheet (which are subject to the Standard) are not stated at an amount exceeding their recoverable value, which is the higher of the net sales price and the usage value (the present value of the estimated future cash flows expected to derive from the use and realization of the asset).
         The Standard applies to all of the assets in the consolidated balance sheet, except for tax assets and monetary assets (aside from monetary assets that are investments in investees that are not subsidiaries). Likewise, the Standard prescribes the presentation and disclosure principles for assets that have declined in value. When the carrying value of an asset in the consolidated balance sheet exceeds its recoverable amount, the Company recognizes an impairment loss equal to the difference between the book value of the asset and its recoverable value. A loss so recognized will be reversed only if changes have occurred in the estimates used in determining the recoverable value of the asset, from the date on which the last impairment loss was recognized.


         AA. Influence of new accounting standards prior to their application

         1. In July 2001, the Israel Accounting Standards Board ("IASB") published the following two new standards:

                  a. Accounting Standard No. 12 - "Discontinuation of adjustment of financial statements for inflation". According to this standard, the adjustment of financial statements for the effects of changes in the general purchasing power of the shekel will be discontinued, commencing January 1, 2003.

                           In December 2002, the IASB published Standard No. 17, which prescribes that the implementation of Standard No. 12 will be postponed to January 1, 2004. Accordingly, the adjustment of the financial statements will be discontinued starting January 1, 2004. Until December 31, 2003, the Company will continue to prepare adjusted financial statements in accordance with Opinion No. 36 of the ICPAI. The adjusted amounts included in the financial statements as at December 31, 2003 will serve as the starting point for nominal financial reporting starting from January 1, 2004. The application of Accounting Standard No. 12 could have a material effect on the reported business results of the Company. The extent depends on the rate of inflation, the composition of the Company's assets and its financing resources.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------


Note 2 - Significant Accounting Policies (cont'd)

         AA. Influence of new accounting standards prior to their application (cont'd)

         1. In July 2001, the Israel Accounting Standards Board ("IASB") published the following two new standards: (cont'd)

                  b. Accounting Standard No. 13 - "The effect of changes in foreign currency exchange rates". The Standard deals with the translation of foreign currency transactions and the translation of financial statements of overseas operations, for their inclusion in the financial statements of the reporting corporation. The Standard supercedes the provisions in Clarifications 8 and 9 to Opinion No. 36 which are nullified upon Accounting Standard No. 12 coming into effect, as mentioned above, and will take effect on January 1, 2004.

                           The Standard prescribes principles for classifying overseas activities as an autonomous overseas unit or as an integrated unit, based on indications listed in the Standard and on judgment, as well as the way the financial statements of the autonomous units are to be translated.

                           The balance of goodwill created upon the acquisition of an autonomous overseas investee will be treated as an asset of that autonomous overseas investee, and will be translated at the closing rate, which differs from the principles presently applied, whereby goodwill is translated at the exchange rate prevailing at the time the transaction was effected.

                           The statements of operations of an autonomous overseas investee will be translated using the exchange rate prevailing at the time the transaction was effected, or for practical reasons, at the average exchange rate during the period, which differs from the principles presently applied, whereby the financial statements are translated at the closing rate, at the end of every quarter.

                           The write-down in value of an investment in an overseas autonomous investee does not constitute partial realization. Therefore, no part of the translation differences will be charged to the statement of operations when the value is written-down.

                           The application of Standard No. 13 could have a material effect on the reported operating results and shareholders' equity of the Company. The extent of the effect depends on the percentage of the increase in the inter-currency exchange rates in respect of the Company's autonomous investees.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------


Note 2 - Significant Accounting Policies (cont'd)

         AA. Influence of new accounting standards prior to their application (cont'd)

         2. In March 2004, the Israel Accounting Standards Board (IASB) published Accounting Standard No. 20 on the goodwill Amortization Period (hereinafter - "the Standard"). The Standard provides that goodwill will be amortized methodically, over its useful life. The amortization period must reflect the best estimate of the period in which the entity expects to derive future economic benefit from the goodwill. The amortization period shall not exceed 20 years from the first date of recognition.

                  The Standard will apply to financial statements for periods beginning on or after January 1, 2004.

                  The change in the amortization period of goodwill balances as of January 1, 2004 will be treated as a prospective change in estimate. Goodwill balances will be amortized methodically, over the balance of the period remaining until the end of the prescribed amortization period.

                  The Company is evaluating the implications of the new Standard, but is unable, at this stage, to estimate the effect of the Standard on the financial statements.


Note 3 - Information Regarding Certain Investees

         A.       ECI Telecom Ltd. ("ECI") - an affiliate

         1. During 2001, indications were received of a change in ECI's fair value. These indications included valuations made by an independent appraiser for ECI.

                  In view of these indications, Koor's management decided, in 2001, to reduce the book value of the investment in ECI in respect of a non-temporary decrease in value in the amount of the balance of the goodwill, that had been allocated to the investment, of about NIS 1,106 million, placing the value of the investment at NIS 1,073 million as at December 31, 2001.

                  In the preparations of the financial statements for periods ended March 31 and June 30, 2002, the Company reviewed the need to write down the book value of the investment in ECI, in respect of a non-temporary decrease in value. This review is required by generally accepted accounting principles and in accordance with the guidelines published by the Israeli Securities Authority in November 2001, which lists eleven warning signs, the occurrence of which requires this review.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------


Note 3 - Information Regarding Certain Investees (cont'd)

         A.       ECI Telecom Ltd. ("ECI") - an affiliate (cont'd)

                  In view of the existence of two warning signs, the stock market price and the raising of capital at values below book value, the Company reviewed the investment, as described above. The review made by the Company, as part of its preparations of the financial statements as at June 30, 2002, was based on a valuation performed by an independent appraiser in March 2002 and on the development of ECI's business results from the valuation date until the date of the above financial statements.

                  The Company's management believes that the circumstances prevailing during these periods did not require the write-down of the investment as presented in the Company's financial statements at March 31 or June 30, 2002.

                  In November 2002, another valuation of ECI was performed by an independent appraiser. The appraisal estimated the value of ECI's shares, as at September 30, 2002, in a range between
                  4.6 dollars and 5.2 dollars per share. Based on this valuation, the Company's management decided to write-down the book value of the investment in ECI below its equity value to the Company. This write-down was charged in part against a capital reserve from foreign currency translation adjustments created in Koor in respect of its investment in ECI. As at December 31, 2002, the balance of the investment in ECI was approximately NIS 809 million. Reviews performed by the Company showed that since the valuation, and until June 30, 2003, there were no cumulative events in ECI indicating clear changes that could have a material adverse effect on the total value of the company as reflected in the valuation.

                  In November 2003, another valuation of ECI was performed by the same independent appraiser, for the purpose of evaluation the recoverable value of Koor's investment in ECI. According to this appraisal, the value of ECI's shares, as at September 30, 2003, was in the range of 5.5 dollars to
                  6.35 dollars per share. Taking into account the stock options that ECI had issued to its employees, the value of ECI's shares ranged between 4.95 dollars and 5.7 dollars per share. In view of the results of the valuation, the investment in ECI, as at September 30, 2003, is stated by the equity method (5.26 dollars per share).
                  Accordingly, the Company reversed the loss from decline in value of approximately NIS 73 million. The reversal of this loss was charged against the capital reserve from foreign currency translation adjustments (credit), which was realized when the provision was created.

                  As at December 31, 2003, the balance of the investment in ECI is about NIS 726 million.

                  At the request of the appraiser (who agreed that the Company would make use of the valuation), the Company undertook to indemnify him against any expense or financial damage he will sustain with respect to any claim to be filed by any third party against the appraiser, the cause of action of which is the valuation.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------



Note 3 - Information Regarding Certain Investees (cont'd)

         A.       ECI Telecom Ltd. ("ECI") - an affiliate (cont'd)

         2. In its financial statements as of December 31, 2003, ECI reported on a retroactive restatement of its financial statements for 2002, relating to a decrease in its investment in an affiliate (received in exchange for the transfer of certain assets), having an effect on the Company of about 2 million dollars.

                  The amount of the restatement was taken into account by the Company, when it included in the third quarter of 2002 a provision for decline in value of its investment in ECI, based on a valuation obtained from an independent appraiser, as discussed in section A(1) above. Therefore, this restatement in the financial statements of ECI has no effect on the financial statements of the Company in 2002.

         3. During 2002, ECI's Board of Directors decided to focus ECI's activities on its core businesses: access networks (Inovia) and transmission systems and optical networks (Enavis, Lightscape). Consequently, it was decided to divest Innowave.

                  In April 2003, an agreement was signed between ECI and Alvarion, pursuant to which ECI sold to Alvarion the business operations and most of the assets and liabilities of Innowave Systems Ltd. (a subsidiary of ECI) for total consideration of about 20 million dollars. In addition, ECI received an option to purchase 200 thousand shares of Alvarion at a price of 3 dollars per share, for a five-year period.

                  Likewise, in 2002, ECI signed an agreement with unrelated investors to spin-off NGTS' operations into a new company, in which ECI would hold 43%. ECI invested 10 million dollars in the new company.

         4. In 2003, ECI's books of account included an allowance for doubtful accounts of 6.6 million dollars (2002 - 34 million dollars) in respect of a long-term receivable, the collection of which is in doubt. The balance of the receivables, as at December 31, 2003, before the allowance, is 133 million dollars. In addition, ECI recorded a provision of 3.4 million dollars (2002 - 18 million dollars) for the decline in value of its investments in the convertible bonds of the parent company of this customer.

         5. On December 6, 2001, a private placement agreement was signed between ECI and a group of investors, whereby 12.5% of ECI's share capital was allotted to those investors in consideration of approximately 49 million dollars. The transaction was closed in February 2002, after which Koor's holding in ECI decreased by 4.3%. Koor recorded a loss of approximately NIS 71 million in its financial statements for 2001 in respect of this allotment

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------



Note 3 - Information Regarding Certain Investees (cont'd)

         A.       ECI Telecom Ltd. ("ECI") - an affiliate (cont'd)

         6. During December 2002, pursuant to the Company's decision to concentrate its public holdings, Koor sold 3 million ECI shares to a wholly-owned subsidiary at the stock exchange price. The transaction was treated in accordance with the Israeli Securities Regulations (Financial Statement Presentation of Transactions between a Corporation and its Controlling Shareholder) - 1996. Likewise, in January 2003, the Company transferred the balance of the ECI shares (about 30 million shares) to the subsidiary, under Section 104.A of the Income Tax Ordinance, in consideration for an allotment of shares in the subsidiary.

         7. Some of ECI's present and future liabilities to banks are secured by liens on certain assets and rights, as well as an unlimited negative pledge on ECI's assets. As a condition for further bank credit and in accordance with the terms of the negative pledge, ECI undertook to comply with a certain financial ratios. Since October 1, 2002, ECI has failed to comply with some of these financial ratios and, therefore, the banks are entitled to demand the immediate repayment of all the loans. Accordingly, long-term loans were reclassified as current liabilities. During the second quarter of 2003, under the terms of the agreement signed with the banks, ECI repaid debt of about 123 million dollars, and new financial ratios were prescribed, with which ECI is in compliance, such as the ratio of equity to liabilities, current assets, and, beginning in 2004, certain ratios with respect to operating income. Accordingly, the liabilities to banks were included in long-term debt.

         8. ECI prepares its financial statements in accordance with generally accepted accounting principles in the U.S. For adjustment of ECI's net loss as reported in accordance with U.S. generally accepted accounting principles (US GAAP) to the net loss according to Israeli accounting principles - see Note 28A(19).


         B. Tadiran Ltd. (in voluntary liquidation) ("Tadiran") - a subsidiary

         1. On March 7, 2002, Tadiran's Board of Directors adopted a resolution for the voluntary liquidation of Tadiran and the appointment of a liquidator. Following the liquidation, the debit balance of the capital reserve from foreign currency translation adjustments at Koor in respect of its investment in Tadiran, of approximately NIS 391 million, was transferred to the statement of operations.

         2. In March 2002, Tadiran's real estate was transferred to Koor as a liquidating dividend. Most of the real estate assets were sold to a group of investors headed by Denisra International Ltd. and Ranitech Ltd. The consideration amounted to approximately NIS 273 million, and the capital gain was about NIS 29 million.

                  As a result of the sale of the real estate, a tax reserve of about NIS 44 million, created in respect of those assets, was realized, and taxes of approximately NIS 40 million were paid.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------



Note 3 - Information Regarding Certain Investees (cont'd)

         C. Makhteshim Agan Industries Ltd. ("M-A Industries") - a subsidiary

         1. In October 2001, M-A Industries and some of its subsidiaries ("the Selling Companies") entered into a securitization arrangement, for the sale of all their trade receivables, without right of restitution (except for commercial disputes), to foreign companies established for that purpose and which are neither owned nor controlled by M-A Industries ("the Purchasing Companies"). Purchase of the receivables was financed by an American company from the Bank of America Group, including through the issuance of commercial papers. The amount expected to be at the disposal of the Purchasing Companies is approximately 150 million dollars on a current basis, so that the consideration received from the customers whose receivables were sold will be used to purchase new receivables. The selling companies will handle the collection of the sold receivables for the Purchasing Companies. Under the securitization agreement, the receivables of customers from South American countries were not sold. The cash balance of trade receivables sold as at the balance sheet date amounted to approximately 125.3 million dollars (December 31, 2002 - 101.8 million dollars).

                  On the purchase date of the receivables, the Purchasing Companies will pay most of the price of the receivables in cash, and the balance in a deferred liability that will be paid after collection of the sold receivables.

                  Under the securitization agreement, M-A Industries undertook to maintain certain financial criteria relating mainly to the liabilities to capital ratio, liquidity and profitability ratios. As at the balance sheet date, M-A Industries complies with these terms.

         2. During 2001, subsidiaries of M-A Industries acquired four new agrochemical products, as well as the marketing and distribution rights for a package of products in Scandinavian countries, from Aventis and Syngenta. The acquisition cost was approximately 105 million dollars, and is included under the item "Intangible assets and deferred expenses". Approximately 20 million dollars was allocated to registration and license costs and is amortized over 20 years, while 2.5 million dollars was allocated to the acquisition of agreements with third parties and is amortized over 10 years. The amortization is included under the item "Selling and marketing expenses". The consideration for acquisition of marketing and distribution rights amounted to approximately 5 million dollars and will be amortized over 9 years. The balance of the cost is allocated to "Purchase of a Product as a Going Concern", which includes intellectual property rights, trademark, brand, technological know-how, customer information, raw material suppliers, etc. which is amortized over 20 years in the item "Other income (expenses), net". Under the terms of the agreements, if sales of some of the products will increase by certain percentages in the three years following execution of the agreements, additional consideration will be paid, which could reach approximately
                  8.3 million dollars. As at the approval date of the financial statements, M-A Industries estimates that the additional consideration will not be paid, since the turnover did not reach the required amount.

                  In April 2002, a subsidiary purchased a new herbicide from Syngenta, for consideration of approximately 10 million dollars.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------


Note 3 - Information Regarding Certain Investees (cont'd)

         C. Makhteshim Agan Industries Ltd. ("M-A Industries") - a subsidiary (cont'd)

         3. In December 2001 an agreement signed in August 2000 between an M-A Industries Group company and the minority shareholder of an M-A Industries' subsidiary in Brazil ("Millenia"), for the acquisition of all their shares, which represented about 28.5% of the shares of Millenia, was completed. Following the acquisition, M-A Industries has full ownership and control of Millenia.

                  The acquisition consideration is approximately 45.2 million dollars and 1.5 million shares of M-A Industries Ltd.

                  The excess cost created by the acquisition amounts to about 32 million dollars, which was allocated to goodwill and is amortized over 20 years.

         4. In December 2001, a sudden deterioration in the economic and political situation in Argentina led to the paralysis of the country's political and economic systems, along with almost complete uncertainty about the future. In February 2002, the government of Argentina announced a devaluation of 29%, as a result of which the assets of the subsidiary in Argentina (mainly trade receivables and other accounts receivable) eroded in 2001 by approximately 15 million dollars. In addition, due to the economic and political situation in Argentina, M-A industries included a one-time allowance of approximately 8 million dollars in 2001, mainly on account of bad accounts.

                  The recession in Argentina continued in 2002 and the peso was devalued further by approximately 98%.

                  In July 2002, the government of Argentina published regulations setting the various exchange rates for the linkage of trade receivables to the dollar, so that trade receivables deriving from the sale of agricultural inputs denominated in dollars would be paid at the dollar exchange rate applicable on the date of payment, less discounts ranging from 25% to 60%, which were determined according to the products for which the agricultural inputs were used, as defined in those regulations.
                  Due to the ongoing devaluation and economic crisis in Argentina, and in view of the experience gained in the implementation of the regulations published by its government, M-A Industries included an allowance of about
                  10.8 million dollars in 2002 in respect of bad accounts and a provision in respect of erosion of the subsidiary's assets in Argentina.

                  The management of M-A Industries assesses that no further material effect is expected on the operating results and financial position of the subsidiary in Argentina. M-A Industries and its subsidiaries are guarantors for the subsidiary's liabilities to the banks in Argentina totaling about 13 million dollars.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------



Note 3 - Information Regarding Certain Investees (cont'd)

         C. Makhteshim Agan Industries Ltd. ("M-A Industries") - a subsidiary (cont'd)

         5. In April 2002, a subsidiary of M-A Industries acquired the entire share capital of a German company that markets pesticides - Feinchemie Schwebda GmbH ("Feinchemie"). The acquisition cost was approximately 20.4 million dollars, and the consolidated company may be required to pay an additional sum of up to 5 million euro, based on Feinchemie's sales in 2002 and 2003. Based on the actual sales turnover during those years, the sum of 5 million euros was paid subsequent to the balance sheet date.

                  Excess cost created on the acquisition date totaling approximately 20 million dollars (including 4 million dollars created against a contingent liability taking into account management's estimate with regard to the profits of Feinchemie, as aforesaid), was allocated to goodwill and amortized over a 20-year period, in accordance with the circumstances and characteristics, which, in the opinion of the management of M-A Industries, justify amortization over this period.

         6. In October and November 2002, foreign and domestic subsidiaries of M-A Industries ("the Purchasing Companies") signed a number of agreements with Bayer Crop Science AG, one of the largest agrochemical companies in the world, for the purchase of several agrochemical products, licenses and distribution rights, for 185.3 million dollars (approximately 131 million dollars was paid in cash in 2002 and the balance was paid in cash in 2003) and will be allocated as follows:

                  Approximately 34.6 million dollars to the purchase of the registrations and licenses and is amortized over a 20-year period.
                  Approximately 144.1 million dollars to the purchase of products as a going concern, is amortized over a 20-year period.
                  Approximately 6.6 million dollars was allocated to marketing and distribution rights and is amortized over periods of 6-8 years.

                  The agreement took effect upon approval by the representative of the European Union, some of which were received in February 2003.

         7. In April 2003, a subsidiary of M-A Industries signed an agreement to acquire the share capital and shareholder loans of an English company engaged in the blending and marketing of vitamins - Nutriblend Ltd. ("Nutriblend"), in consideration for approximately 3 million euros. The effect of the first-time consolidation of Nutriblend is immaterial.

         8. In April 2001, the board of directors of M-A Industries decided to adopt a dividend policy of distributing 15%-30% of annual net earnings, subject to the existence of distributable earnings and to specific resolutions by the board of directors.
                  In accordance with this policy, in 2003, a dividend was declared and paid, in the amount of 26.1 million dollars. A dividend of 7 million dollars was declared in December 2003 and paid during January 2004.
                  As of the balance sheet date, another dividend was declared in respect of the earnings of 2003, in the amount of 7.2 million dollars.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------



Note 3 - Information Regarding Certain Investees (cont'd)

         C. Makhteshim Agan Industries Ltd. ("M-A Industries") - a subsidiary (cont'd)

         9. In June 2003, Koor sold 9,357 thousand shares of M-A Industries on the stock market, for total proceeds of approximately NIS 104 million, at a gain of about NIS 17 million. As a result of the sale, Koor's holding percentage in voting rights fell to 49.79%.
                  In the opinion of the Company's management, based on its legal counsel, in view of the fact that Koor's shareholding percentage is about one half of the voting rights in M-A Industries, taking into account the broad dispersal of the voting rights among the other shareholders, Koor continued to be the controlling shareholder in M-A Industries.
                  In August 2003, Koor signed non-temporary voting agreements with two of the shareholders in M-A Industries that hold 3.87% of the voting rights in M-A Industries, whereby the above shareholders undertake to vote together with Koor, and in accordance with its vote, in any resolution to be discussed, or to vote together with Koor at any general meeting of shareholders of M-A Industries.
                  Accordingly, Koor continues to include the financial statements of M-A Industries in its consolidated financial statements.
                  The Company's shareholding percentage in M-A Industries as at December 31, 2003 is 48.59%.
                  Assuming conversion and exercise of all the convertible securities issued and allotted by M-A Industries, the Company's shareholding percentage in M-A Industries fell to 42.11%.

         10. On January 14, 2004, Koor sold 27,000 thousand shares of M-A Industries in consideration for approximately NIS 418.5 million. The sale will generate a capital gain to the Company in the first quarter of 2004 of 37 million dollars, and the Company's percentage in the voting rights of M-A Industries will fall by 7.3%.
                  As a result of the sale, and in view of the proven utilization of carryforward losses, a tax asset of NIS 59 million was recorded in 2003.


         D.       Telrad Networks Ltd. ("Telrad") - a subsidiary

         1. In 2000, Koor and Telrad invested 5.6 million dollars in the share capital of Nortel Israel, for 28% of the rights to earnings, without voting rights. Koor and Telrad also made available shareholder loans in favor of Nortel Israel in the amount of 43 million dollars, bearing interest of 6% per annum.

                  During 2003, Koor and Telrad exercised an option given to them in 2000 for the sale of their investment in Nortel Israel to Nortel Networks, for consideration of approximately NIS 17.6 million. In addition, loans were repaid by Nortel. As a result, the Company sustained a capital loss of about NIS 6.3 million.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------


Note 3 - Information Regarding Certain Investees (cont'd)

         D.       Telrad Networks Ltd. ("Telrad") - a subsidiary (cont'd)

         2. In 2001 a contract was signed between Telrad and Ectel (a public company and ECI's subsidiary), whereby Telrad sold all its holdings (100%) in Net-Eye Ltd. to Ectel, which issued shares and options to Telrad in consideration of the acquisition.
                  The transaction was treated in Koor's financial statements in accordance with the accounting principles for an exchange of similar assets, and accordingly, no profit or loss was recorded from the transaction.
                  In March 2003, Telrad sold about one-half of the shares in Ectel. Therefore, the financial statements include a gain of approximately NIS 15 million.

         3. In May 2002, Telrad signed a share exchange and merger plan agreement with Connegy Inc., whereby a wholly-owned Telrad subsidiary merged with Connegy Inc. After the merger, Telrad holds 52% of the share capital of Telrad Connegy Communications Inc. (formerly Connegy Inc.).

                  The transaction was treated in the financial statements in accordance with the accounting principles for an exchange of similar assets, and therefore, no loss or gain was recorded from the transaction.

         4. In 2002, Telrad's board of directors approved a reorganization plan that includes additional employee layoffs beyond the early retirement plans of 2000 and 2001. The financial statements for 2002 included in the item "other income (expenses), net" an expense of NIS 107 million (cost of reorganization plan in 2001 totaled NIS 90 million and in 2000 totaled NIS 273 million).

         5. Beginning from 2002, Telrad does not comply with some of the financial ratios defined in an agreement with the banks. During 2002, Telrad reached agreement in principle with the banks, not yet put down in writing, whereby the debt balance was rescheduled, short-term credit were converted into long-term loans and loans were repaid. The balance of Telrad's debt was stated in the financial statements as at December 31, 2002 in accordance with the agreement with banks, as above.
                  Telrad intends to repay the balance of the debt during 2004. Therefore, this debt was classified as current liabilities in the financial statements as at December 31, 2003.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------



Note 3 - Information Regarding Certain Investees (cont'd)

         E.       Elisra Electronic Systems Ltd. ("Elisra") - a subsidiary

         1. On March 17, 2001, a fire broke out at the plants of Elisra's subsidiaries - Tadiran Systems Ltd. and Tadiran Spectralink Ltd. (hereinafter - "the Companies"). The fire caused damage to equipment, building, inventories and projects in progress. The book value of the equipment, inventories and identified costs in projects in progress that were damaged in the fire, together with the costs or restoration of the building, are estimated at approximately 35 million dollars, where as of the balance sheet date, advances had been received from the insurance company of approximately 10 million dollars. Elisra classifies the minimum receipts that Elisra's management estimates it will receive from the insurance companies as long-term receivables. On July 10, 2003, Elisra and its subsidiaries lodged a 96 million dollar claim in Tel Aviv District Court against the insurer and its representatives, based on the market value of the damaged assets, their repair or replacement.

                  In the estimation of the subsidiaries, based on factors including opinions from their legal counsel, it is difficult to estimate at this stage what the chances are that the companies will receive the full amount of the claim, although they are assessed as solid. Nonetheless, the managements of the companies, based, as aforesaid, on the opinions of their counsel on this matter, estimate that the chances are good that indemnification will be received from the insurance company at an amount exceeding the balance of the debt recorded in the financial statements.

         2. In July 2002, the Company, Elisra and Elta Electronic Industries Ltd. ("Elta" or "the Buyer") signed an agreement ("the Purchase Agreement"), whereby Koor sold 30% of Elisra's shares to Elta for 100 million dollars. The sale was closed in November 2002. As a result of the agreement, Koor recorded in 2002 a capital gain of approximately NIS 339 million, under the item "Other income, net".

                  In addition, Koor granted options to Elta, exercisable until December 31, 2003, to increase its holdings in Elisra by up to an additional 8% in consideration of a maximum sum of approximately 26 million dollars. This option expired and was not exercised by Elta. Under the Purchase Agreement, Koor agreed to indemnify Elta if certain conditions, set out in the Agreement, are fulfilled. Also see Note 18.A(2).

                  As part of the agreement between Koor and Elta, a cooperation agreement was signed, to which Elisra is a party, setting forth the structure of Elisra's board of directors and the decision-making process, as well as certain limitations with respect to the sale of Elisra's shares. In addition, a cooperation agreement was signed between Elisra and Elta, with regard to activities between the companies, including a proposal for an agreed range of products and the principles for selecting a project leader from time to time.

         3. In the fourth quarter of 2003, Elisra's management decided to accept the tender offer made by a group of investors to all of the shareholders, to purchase the shares of BVR Systems (1998) Ltd., a subsidiary, and realized its holdings in the shares of BVR for total proceeds of approximately 1 million dollars. As a result of the transaction, a capital gain of approximately 2.8 million dollars was recorded in the fourth quarter of 2003.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------



Note 3 - Information Regarding Certain Investees (cont'd)

         E.       Elisra Electronic Systems Ltd. ("Elisra") - a subsidiary
                  (cont'd)

         4. To secure guarantees issued by the banks, and a credit line (which as of the balance sheet date was drawn down only for the short-term), Elisra undertook to maintain financial criteria related to shareholders' equity, the ratio of equity to assets, current ratio and profitability. Elisra also agreed to terms that restrict the furnishing of guarantees to third parties by creating new liens, and to restrict the sale and transfer of assets.

                  During the year, Elisra did not comply with certain financial criteria.

                  In the estimation of Elisra's management, based on negotiations underway with the banks, Elisra will comply with the new financial criteria prescribed with the banks by the end of the first quarter of 2004.


         F. Koor Corporate Venture Capital ("Koor CVC") - a consolidated partnership

         1. Regarding commitments to invest and other investments as at the balance sheet date, see Note 18.B(5).

         2. During the report period, Koor CVC's management estimated that the value of the portfolio investments was lower than their cost, and therefore decided to write-down the value of the investment by approximately NIS 72 million (in 2002 and 2001 - NIS 93 million and NIS 189 million, respectively).

         3. In July 2003, a sales agreement signed upon in January 2003 between Koor CVC and a secondary venture capital fund (the "Acquiring fund"), regarding the assignment of its investments in venture capital funds (hereinafter - "the Sold Funds"), was closed. The agreement stipulated that, henceforth, the balance of Koor CVC's commitment in the Sold Funds would be transferred to the Acquiring fund.

                  Under the terms of the agreement, future sums to be distributed from the Sold Funds will be transferred to the Acquiring fund, up to the amount of its investment in the funds. Any excess will be distributed between Koor CVC and the Acquiring fund, according to the distribution ratio provided in the agreement.

                  In view of the aforesaid, the 2002 financial statements included a provision for decline in value of the Sold funds.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------



Note 3 - Information Regarding Certain Investees (cont'd)

         G.       Knafayim Holdings Arkia ("Knafayim") - affiliate

         1. During 2003, Knafayim acquired shares, which did not confer the status of related party, and various types of options of El Al Israel airlines Ltd. ("El Al"). If all the options are exercised, the holding percentage might go up to 51.9% of the shares in El Al.

                  In January 2004, Knafayim approached the State with a request to obtain its consent and approval to increase its holdings in the shares in El Al above 5%. In addition, Knafayim filed notice of a merger related to its holdings in El Al with the Commissioner of Restrictive Trade Practices for his approval.

         2. In March 2004, the Knafayim's Board of Directors of resolved to exercise some of the options, might raise Knafayim's shareholding percentage in El Al to 22.7%, subject to the approvals discussed previously.

                  In March 2004, Knafayim issued, through a private placement, debentures and options totaling NIS 135 million. Part of the proceeds will be earmarked to finance the exercise of the above mentioned options.

                  As of December 31, 2003, Koor holds 28.3% of the shares in Knafayim. Assuming the full exercise of the convertible securities, Koor will hold 25.25% of the shares in Knafayim.


Note 4 - Short-Term Deposits and Investments

                                                    Consolidated                           Company
                                            -----------------------------         --------------------------
                                                     December 31                          December 31
                                            -----------------------------         --------------------------
                                                   2003             2002               2003             2002
                                            ------------     ------------         -----------      ---------
                                                      NIS thousands                       NIS thousands
                                            -----------------------------         --------------------------

         Marketable securities (1):
          Debentures                            141,221           146,330            132,218        125,155
          Short-term Treasury notes              74,628           161,808             74,628        126,890
          Shares and options                     56,010            52,286             48,753         48,862
          Mutual fund participation
           certificates                           5,618             4,587                  -              -
                                            ------------     ------------         -----------      ---------
                                                277,477           365,011            255,599        300,907
         Deposits in banks and financial
          institutions                           89,161           442,927             55,207        387,105
         Short-term loans and current
          maturities of long-term loans             171           230,545                  -        172,707
                                            ------------     ------------         -----------      ---------

                                                366,809         1,038,483            310,806        860,719
                                            ============     ============         ===========      =========

         (1) Presented at market value.

                                                    Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------------------------


Note 5 - Trade Receivables

         Consolidated:

                                                                            December 31
                                                                    -----------------------------
                                                                         2003               2002
                                                                    ----------        -----------
                                                                           NIS thousands
                                                                    -----------------------------

         Open accounts                                               1,732,827         1,511,546
         Deferred promissory note and receivables from sale
          of customers' debts*                                         250,492           376,167
         Post dated checks receivable and credit card
          companies                                                     43,561            50,589
         Current maturities of long-term trade receivables              25,581            48,575
                                                                   ------------       -----------
                                                                     2,052,461         1,986,877
                                                                   ============       ===========
         Including:
         Net of allowance for doubtful accounts                        106,305            94,503
                                                                   ============       ===========

         * According to the accounting principles relating to sale of customer debts (Note 2R), the balance of the customer debts, which were sold in the securitization transaction, and whose associated control and risks have been completely transferred to the purchaser, was impaired. For the share in customer debt included in the securitization transaction, and which were not recognized as a sale, a deferred promissory note was recorded (December 31, 2003 - NIS 292,342 thousand, December 31, 2002 - NIS 350,732 thousand), see Note 3C(1).


Note 6 - Other Receivables

                                                 Consolidated                       Company
                                           -------------------------     --------------------------
                                                  December 31                    December 31
                                           -------------------------     --------------------------
                                               2003            2002           2003             2002
                                           ----------     ----------     ---------       ----------
                                                  NIS thousands                  NIS thousands
                                           -------------------------     --------------------------

         Government agencies                126,043         131,890            7               710
         Deferred taxes, see Note 16F       156,030          75,865       58,903                 -
         Accrued income                      31,289          39,758          717             2,359
         Prepaid expenses                    45,712          44,701            -                 -
         Employees                            8,855           9,930            -                 -
         Affiliates - current accounts        2,867           3,141          489                 -
         Others                              81,374         147,615        7,658            46,090
                                           ----------     ----------     ---------       ----------
                                            452,170         452,900       67,774            49,159
                                           ==========     ==========     =========       ==========


                                                            Koor Industries Ltd. (an Israeli Corporation)

Notes to the Financial Statements
---------------------------------------------------------------------------------------------------------


Note 7 - Inventories and Work in Progress

         Consolidated:
                                                                                   December 31
                                                                        --------------------------------
                                                                               2003              2002
                                                                        -------------      -------------
                                                                                    NIS thousands
                                                                        --------------------------------

         A.   Inventories and work in progress, net
               of customer advances

              Presented as current assets:

              Industrial inventory:
              Raw and auxiliary materials                                   570,455           584,998
              Goods and work in progress                                    199,748           256,952
              Finished goods                                              1,024,181         1,061,646
              Advances in respect of materials                                4,562             3,374
              Inventories for trading operations - merchandise,
               including advance payments                                    91,591            72,883
                                                                        -------------      -------------

                                                                          1,890,537         1,979,853

              Less - customer advances                                        4,786             8,120
                                                                        -------------      -------------

                                                                          1,885,751         1,971,733
                                                                        =============      =============


         B.   Customer advances, net of work in progress

                                                                                    December 31
                                                                        --------------------------------
                                                                               2003              2002
                                                                        -------------      -------------
                                                                                    NIS thousands
                                                                        --------------------------------

              Presented as current liabilities:

              Customer advances in respect of work in progress(1)(2)        156,831           230,039
              Less - inventory and work in progress                             390               185
                                                                        -------------      -------------

                                                                            156,441           229,854
                                                                        =============      =============


              (1)      Not including long-term advances

              (2) See Note 22 regarding guarantees provided for securing the gross amounts of customer advances
                       (including long-term advances).



                                                            Koor Industries Ltd. (an Israeli Corporation)

Notes to the Financial Statements
---------------------------------------------------------------------------------------------------------


Note 8 - Investments in Investee companies

                                                                                    December 31
                                                                        --------------------------------
                                                                               2003              2002
                                                                        -------------      -------------
                                                                                    NIS thousands
                                                                        --------------------------------
       A.  Consolidated balance sheet - affiliates

       Net asset value of the investments (1)(2)                              902,343           994,877
                                                                         -------------      -------------

        Goodwill and original difference (2):
        Original amount                                                        66,465           66,465
        Accumulated amortization                                              (51,395)         (45,621)
                                                                         -------------      -------------

                                                                               15,070           20,844
                                                                         -------------      -------------
       Long-term loans (3)                                                     26,351           25,575
                                                                         -------------      -------------

                                                                              943,764        1,041,296
                                                                         =============      =============

       (1) As follows:
           Net asset value of investments as at December 31, 1991             277,159          277,159
           Changes from January 1, 1992:
           Cost of shares acquired or received                              1,266,706        1,259,920
           Accumulated losses, net                                           (708,007)        (599,933)
           Changes in capital reserves and
              Foreign currency translation adjustments                        (11,648)         (20,402)
           Initially consolidated subsidiaries, net                           465,193          465,193
           Disposals, net                                                    (387,060)        (387,060)
                                                                         -------------      -------------

                                                                              902,377          994,854
                                                                         =============      =============

       (2) Including investments in companies traded on the Stock
              Exchange in Tel Aviv or abroad, in NIS millions:
           Carrying value                                                         862              963
                                                                         =============      =============

           Market value as at balance date                                        985              422
                                                                         =============      =============

       (3) Linkage terms and interest rates relating to long-term loans:

           Linked to the CPI - bearing interest at the rate of 5.5%            20,470           19,151
           Linked to the Dollar - bearing interest at the rate of
              LIBOR * + 1%.                                                     5,881            6,424
                                                                         -------------      -------------
                                                                               26,351           25,575
                                                                         =============      =============

          * On December 31, 2003, the LIBOR rate is 1.47%).


                                                            Koor Industries Ltd. (an Israeli Corporation)

Notes to the Financial Statements
---------------------------------------------------------------------------------------------------------


Note 8 - Investment in Investee Companies (cont'd)

         B.       Company balance sheet - investees

                                                                                    December 31
                                                                        --------------------------------
                                                                               2003              2002
                                                                        -------------      -------------
                                                                                    NIS thousands
                                                                        --------------------------------
         Shares:
         Net asset value of the investments                                1,940,588         2,088,327
                                                                        -------------      -------------

         Goodwill and original differences:                                  158,187           151,128
         Original amount, net
         Accumulated amortization                                            (90,179)          (74,747)
                                                                        -------------      -------------

                                                                              68,008            76,381
                                                                        -------------      -------------

         Book value (1)                                                    2,008,596         2,164,708
         Payments on account of shares (1)                                    60,927            60,927
         Long-term loans and capital notes (2)                             1,379,561         1,417,906
         Non-current inter-company accounts (3)                                3,982             3,053
                                                                        -------------      -------------

                                                                           3,453,066         3,646,594
                                                                        =============      =============

         (1) As follows:
             Cost of shares including accumulated
               earnings as at December 31, 1991                            2,032,681         2,032,681
             Changes from January 1, 1992:
             Cost of acquired shares                                       7,055,603         7,038,115
             Accumulated losses, net                                      (4,432,466)       (4,445,697)
             Changes in capital reserves and erosion of
               capital notes, net                                             14,648           116,212
             Disposals                                                    (2,600,943)       (2,515,676)
                                                                        -------------      -------------
             Book value, including payments on
               account of shares (4)                                       2,069,523         2,225,635
                                                                        =============      =============


                                                            Koor Industries Ltd. (an Israeli Corporation)

Notes to the Financial Statements
---------------------------------------------------------------------------------------------------------


Note 8 - Investment in Investee Companies (cont'd)

         B.       Company balance sheet - investees (cont'd)


                                                                                    December 31
                                                                        --------------------------------
                                                                               2003              2002
                                                                        -------------      -------------
                                                                                    NIS thousands
                                                                        --------------------------------
         (2)      Long-term loans and capital notes:
                  Long-term loans (a)                                         65,633           120,558
                  Capital notes - unlinked and not bearing
                   interest (b)                                            1,316,457         1,377,756
                                                                        -------------      -------------

                                                                           1,382,090         1,498,314
                  Less - current maturities of long-term loans                 2,529            80,408
                                                                        -------------      -------------

                                                                           1,379,561         1,417,906
                                                                        =============      =============


         (a)      Long-term loans classified by linkage terms and interest rates:

                                                      Interest rate
                                                     at December 31                 December 31
                                                     --------------     --------------------------------
                                                              2002             2003              2002
                                                     --------------     -------------      -------------
                                                                 %                  NIS thousands
                                                     --------------     --------------------------------


                  Linked to the Dollar                   2.8 - 3.1           12,184              5,809
                  Linked to the CPI                        2.0-2.8           43,205             71,736
                  Linked to the CPI                    No interest           10,244             43,013
                                                                        -------------      -------------

                                                                             65,633            120,558
                                                                        =============      =============

         (b) Capital notes are not presented at their present value, since their repayment date has not yet been fixed by the parties.

         (3)      Non-current inter-company accounts:

                                                                                    December 31
                                                                        --------------------------------
                                                                               2003              2002
                                                                        -------------      -------------
                                                                                    NIS thousands
                                                                        --------------------------------
                  Linked to the Dollar                                           569               139
                  Unlinked-bears interest at the rate of
                     the increase in the CPI                                   3,413             2,914
                                                                        -------------      -------------

                                                                               3,982             3,053
                                                                        =============      =============


                                                            Koor Industries Ltd. (an Israeli Corporation)

Notes to the Financial Statements
---------------------------------------------------------------------------------------------------------



Note 8 - Investment in Investee Companies (cont'd)

         B.   Company balance sheet - investees (cont'd)

                                                                                    December 31
                                                                        --------------------------------
                                                                               2003              2002
                                                                        -------------      -------------
                                                                                    NIS thousands
                                                                        --------------------------------

         (4)  Including investments in marketable
              shares traded on theTel Aviv Stock
              Exchange or abroad in NIS millions:

              Carrying value                                                     498             1,319
                                                                        =============      =============

              Market value as at balance date                                    867               796
                                                                        =============      =============


Note 9 - Other Investments and Receivables

         A.     Composition:

                                                Consolidated                       Company
                                      --------------------------------  --------------------------------
                                               December 31                       December 31
                                      --------------------------------  --------------------------------
                                             2003              2002            2003              2002
                                      -------------      -------------  -------------      -------------
                                                NIS thousands                     NIS thousands
                                      --------------------------------  --------------------------------

         Deposits in banks and in
          financial institutions            49,180            76,289         32,028              54,166
         Non-current trade receivables       9,362            25,974              -                   -
         Long-term loans receivable
          from others                       73,498            50,512              -                   -
                                      -------------      -------------  -------------      -------------
                                           132,040           152,775         32,028             54,166

         Marketable securities               1,625             1,484              -                   -

         Venture capital investment        230,390           284,283              -                   -

         Indemnification receivable
          for fire Damages (1)             113,346           108,064              -                   -

         Non-marketable shares and
          payments on account                1,036             1,713          1,036              1,713

         Others                              4,947            23,220            113                151
                                      -------------      -------------  -------------      -------------

                                           483,384           571,539         33,177             56,030
                                      =============      =============  =============      =============

         (1)    See Note 3E(1)





                                                            Koor Industries Ltd. (an Israeli Corporation)

Notes to the Financial Statements
---------------------------------------------------------------------------------------------------------


Note 9 - Other Investments and Receivables (cont'd)

        B.   Classification by linkage terms and interest rates of deposits, non - current debts of customers and long - term loans from others:

        Consolidated:

                                                              Average
                                                    interest rates at              December 31
                                                          December 31   --------------------------------
                                                                 2003          2003              2002
                                                    ------------------  -------------      -------------
                                                                  %                 NIS thousands
                                                    ------------------  --------------------------------

         Linked to the CPI                               Mainly 5.7           39,028             60,872
         Linked to the foreign currency
          (mainly to the Dollar)                             0 - 10           93,012             89,264
         Unlinked                                                 -                -              2,639
                                                                        -------------      -------------

                                                                             132,040            152,775
                                                                        =============      =============


         Company:
                                                                                    December 31
                                                                        --------------------------------
                                                                               2003              2002
                                                                        -------------      -------------
                                                                                    NIS thousands
                                                                        --------------------------------

         Linked to the CPI                                      5.7           32,028             54,166
                                                                        =============      =============


        C.   Repayment schedule of deposits, non-current customers balances and long-term loans from others, in the consolidated balance sheet:

                                                Consolidated                       Company
                                      --------------------------------  --------------------------------
                                               December 31                       December 31
                                      --------------------------------  --------------------------------
                                             2003              2002            2003              2002
                                      -------------      -------------  -------------      -------------
                                                NIS thousands                     NIS thousands
                                      --------------------------------  --------------------------------


         Amounts collectible in the:
         Second year                       50,094            99,242                  -          54,166
         Third year                        45,958            19,331             32,028               -
         Fourth year                        8,230             8,597                  -               -
         Fifth year                         3,909             5,336                  -               -
         Thereafter and without a
          specific maturity date           23,849            20,269                  -               -
                                      -------------      ------------   ----------------   -------------

                                          132,040           152,775             32,028          54,166
                                      =============      ============   ================   =============



                                                                                     Koor Industries Ltd. (an Israeli Corporation)

Notes to the Financial Statements
----------------------------------------------------------------------------------------------------------------------------------


Note 10 - Fixed Assets

    A.  Consolidated

                                                                                                          Installations
                                                                                                                  under
                                   Land   Buildings     Machinery,    Vehicles     Office        Tools    construction    Total
                             (including                  equipment         and  furniture          and    and payments
                              leasehold                        and   forklifts        and  instruments   on account of
                                  land)              installations              equipment                 acquisitionn
                                                                                                             of assets
                             ----------  ----------  -------------  ----------  ---------  -----------   -------------   --------
                                                                          NIS thousands
                             ----------------------------------------------------------------------------------------------------
 Cost as at January 1, 2003    125,056   1,735,986      4,063,998      62,157    204,338        3,195        1,473     6,196,203

 Additions during the year         754      21,378        152,977       5,888     18,392            -         (613)      198,776
 Disposals during the year       4,251      25,028        245,099      24,485      9,725            -            -       308,588
 Adjustments resulting from
  foreign currency
  translation differences*      (5,908)    (25,938)      (181,784)     (3,992)   (10,299)           -          (38)     (227,959)
 Formerly consolidated
  subsidiaries, net                  -      (1,104)       (39,076)       (113)      (200)         (28)           -       (40,521)
                             ----------  ----------  -------------  ----------  ---------  -----------   -----------   ----------
 Balance as at
  December 31, 2003            115,651   1,705,294      3,751,016      39,455    202,506        3,167          822     5,817,911
                             ==========  ==========  ============-  ==========  =========  ===========   ===========   ==========

 Accumulated depreciation
  as at January 1, 2003          1,226     632,273      2,269,866      30,586    122,390            -            -     3,056,341
 Additions during the year          56      43,155        167,440       6,556     20,336            -            -       237,543
 Disposals during the year           -      10,649        236,533      13,357      8,018            -            -       268,557
 Adjustments resulting from
  foreign currency
  translation differences*         (49)    (12,192)       (92,862)     (2,722)    (4,052)           -            -      (111,877)
 Formerly consolidated
  subsidiaries, net                  -        (469)       (35,112)        (34)       (38)           -            -       (35,653)
                             ----------  ----------  -------------  ----------  ---------  -----------   -----------   ----------
 Balance as at
   December 31, 2003             1,233     652,118      2,072,799      21,029    130,618            -            -     2,877,797
                             ==========  ==========  ============-  ==========  =========  ===========   ===========   ==========
 Write down for decline
   in value                          -      11,707              -           -          -            -            -        11,707
                             ----------  ----------  -------------  ----------  ---------  -----------   -----------   ----------
 Net book value as at
  December 31, 2003            114,418   1,041,469      1,678,217      18,426     71,888        3,167          822     2,928,407
                             ==========  ==========  ============-  ==========  =========  ===========   ===========   ==========
 Net book value as at
  December 31, 2002            123,830   1,103,713      1,794,132      31,571     81,948        3,195        1,473     3,139,862
                             ==========  ==========  ============-  ==========  =========  ===========   ===========   ==========

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

                  Leasehold rights are for a period of 49 years, ended in the year 2003 and thereafter. Certain leases provide an option for extension for another 49 years.

                  The cost of leasehold real estate as at December 31, 2003, is approximately NIS 755 million, of which approximately NIS 437 million is under a capitalized lease.

         (2) After deduction of investment grants, net of depreciation, which have been received from the State of Israel by certain subsidiaries under the terms of the Law for the Encouragement of Capital Investments, 1959, amounting to NIS 181 million, adjusted, and NIS 195 million, adjusted, as at December 31, 2003 and 2002, respectively (see also Note
                  16A).

         (3) Includes capitalized interest amounting to about NIS 141 million adjusted, and about NIS 92 million adjusted to December 31, 2003 and 2002, respectively.

         (4)      As for amounts charged to cost of fixed assets, see Notes
                  23B and E.

         (5) Including fully depreciated assets amounting to NIS 797 million, adjusted to December 31, 2003.

         (6)      See Note 22 regarding liens.


                                                        Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-----------------------------------------------------------------------------------------------------



Note 10 - Fixed Assets (cont'd)

         B.   Company

         Composition of the assets and accumulated depreciation, according to major groups, and changes therein during the current year, are as follows:

                                                         Offices           Office
                                                     and land(*)         equipment              Total
                                                   -------------     -------------      -------------
                                                   NIS thousands     NIS thousands      NIS thousands
                                                   -------------     -------------      -------------

         Cost as at January 1, 2003                      36,008             6,245             42,253

         Additions during the year                          267               125                392
         Disposals during the year                            -             1,000              1,000
                                                   -------------     -------------      -------------

         Balance as at December 31, 2003                 36,275             5,370             41,645
                                                   -------------     -------------      -------------

         Accumulated depreciation as at
          January 1, 2003                                 3,423             2,722              6,145

         Additions during the year                          829               515              1,344
         Disposals during the year                            -               874                874
                                                   -------------     -------------      -------------

         Balance as at December 31, 2003                  4,252             2,363              6,615
                                                   -------------     -------------      -------------

         Write down for decline in value                 11,707                 -             11,707
                                                   -------------     -------------      -------------

         Net book value as at
          December 31, 2003                              20,316             3,007             23,323
                                                   =============     =============      =============

         Net book value as at
         December 31, 2002                               32,585             3,523             36,108
                                                   =============     =============      =============


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

                                                       Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-----------------------------------------------------------------------------------------------------


Note 11 - Intangible Assets, Deferred Tax Assets and Deferred Expenses

        A.   Consolidated balance sheet
                                                                                   December 31
                                                                       --------------------------------
                                                                              2003              2002
                                                                       -------------      -------------
                                                                                   NIS thousands
                                                                       --------------------------------
         Intangible assets-goodwill:
         Original amounts                                                  714,841            886,629
         Accumulated amortization                                          298,430            354,033
                                                                       -------------      -------------
                                                                           416,411            532,596
                                                                       -------------      -------------

         Licensing of products abroad:
         Original amounts                                                  783,206            700,412
         Accumulated amortization                                          413,741            348,364
                                                                       -------------      -------------
                                                                           369,465            352,048
                                                                       -------------      -------------

         Intangible assets in the purchase of products:(1)
         Original amounts                                                1,231,476          1,321,404
         Accumulated amortization                                          100,993             47,652
                                                                       -------------      -------------
                                                                         1,130,483          1,273,752
                                                                       -------------      -------------

         Marketing rights and others:
         Original amounts                                                  189,757            209,218
         Accumulated amortization                                           52,654             53,283
                                                                       -------------      -------------
                                                                           137,103            155,935
                                                                       -------------      -------------
         Deferred expenses:

         Debentures issuance costs:
         Original amount                                                    10,799             13,310
         Accumulated amortization                                            3,715              2,356
                                                                       -------------      -------------
                                                                             7,084             10,954
                                                                       -------------      -------------
         Deferred taxes receivable (see Note 16(F))                         60,537             71,532
                                                                       -------------      -------------
                                                                         2,121,083          2,396,817
                                                                       =============      =============


        (1) Including intellectual property rights, trade mark, technological know-how, etc.




                                                       Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-----------------------------------------------------------------------------------------------------



Note 12 - Credit from Banks and Others

         A.   Composition:

                                                Consolidated                       Company
                                      --------------------------------  --------------------------------
                                               December 31                       December 31
                                      --------------------------------  --------------------------------
                                             2003              2002            2003              2002
                                      -------------      -------------  -------------      -------------
                                                NIS thousands                     NIS thousands
                                      --------------------------------  --------------------------------
         From banks                        914,260         1,305,019         169,709            193,830

         Current maturities of
           long-term loans
           and debentures                  663,142         1,010,480         418,826            592,036
                                      -------------      -------------  -------------      -------------
                                         1,577,402         2,315,499         588,535            785,866
                                      =============      =============  =============      =============

         See also Note 15A



         B.  Classification by linkage terms and interest rates:

                                                                                  Consolidated
                                                              Average   --------------------------------
                                                    interest rates at              December 31
                                                          December 31   --------------------------------
                                                                 2003          2003              2002
                                                    ------------------  -------------      -------------
                                                                  %                 NIS thousands
                                                    ------------------  --------------------------------
         Linked to foreign currency
          (mainly to the Dollar)                            2.0-20.5         647,098            978,277
                                                     (mainly 1.8-7.0)
         Unlinked                                           6.9-11.4
                                                   (mainly 10.6-11.4)        267,162            326,742
                                                                        -------------      -------------
                                                                             914,260          1,305,019
                                                                        =============      =============


                                                                                    Company
                                                              Average   --------------------------------
                                                    interest rates at              December 31
                                                          December 31   --------------------------------
                                                                 2003          2003              2002
                                                    ------------------  -------------      -------------
                                                                  %                 NIS thousands
                                                    ------------------  --------------------------------
         Linked to the Dollar                               2.4-3.2          169,704           176,148
         Unlinked                                               8.7                5            17,682
                                                                        -------------      -------------
                                                                             169,709           193,830
                                                                        =============      =============


         C.  See Note 22 regarding liens to secure credit.

                                                       Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-----------------------------------------------------------------------------------------------------


Note 13 - Trade Payables

                                                Consolidated                       Company
                                      --------------------------------  --------------------------------
                                               December 31                       December 31
                                      --------------------------------  --------------------------------
                                             2003              2002            2003              2002
                                      -------------      -------------  -------------      -------------
                                                NIS thousands                     NIS thousands
                                      --------------------------------  --------------------------------
         Open debts                      1,337,442          1,159,151           484              1,054
         Cheques and notes payable           5,341             24,032            19                204
                                      -------------      -------------  -------------      -------------
                                         1,342,783          1,183,183           503              1,258
                                      =============      =============  =============      =============


Note 14 - Other Payables

                                               Consolidated                       Company
                                      --------------------------------  --------------------------------
                                               December 31                       December 31
                                      --------------------------------  --------------------------------
                                             2003              2002            2003              2002
                                      -------------      -------------  -------------      -------------
                                                NIS thousands                     NIS thousands
                                      --------------------------------  --------------------------------
         Employees and
          withholdings remitted             162,035           135,552            291                 22
         Provision for vacation pay
          and vacation expense
          allowance                         100,006           109,931          3,353              2,895
         Expenses to be paid                233,656           276,032         21,341             29,846
         Government agencies
          (including taxes)                 192,770           141,236          2,143              1,538
         Provision for warranty
           and repairs                       52,844            33,739              -                  -
         Payables for purchase
           of assets                              -           220,794              -                  -
         Severance pay payable and
          current portion of early
          retirement pensions
          (see Note 17)                      87,438           147,631            134                150
         Reserve for internal insurance       3,226            15,099          3,226              7,723
         Dividend proposed
           to the minority                   15,231                  -             -                  -
         Deferred income                     43,148            14,275              -                  -
         Liability in respect
          of securities that
          were sold short                    67,515            71,096              -                  -
         Liabilities regarding
          forward transaction                57,061            37,922          9,457             34,090
         Others                             255,287           191,148          3,321              1,798
                                      -------------      -------------  -------------      -------------
                                          1,270,217         1,394,455         43,266             78,062
                                      =============      =============  =============      =============

         Includes interested parties                                           1,544                493
                                                                        =============      =============



                                                       Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-----------------------------------------------------------------------------------------------------



Note 15 - Long Term Liabilities

   A.   Loans

                                          Consolidated                       Company
                                 --------------------------------  --------------------------------
                                          December 31                       December 31
                                 --------------------------------  --------------------------------
                                        2003              2002            2003              2002
                                 -------------      -------------  -------------      -------------
                                 NIS thousands      NIS thousands  NIS thousands      NIS thousands
                                 -------------      -------------  -------------      -------------

 1.  Loans from banks                3,668,341         4,808,310      1,875,279          2,533,417
     Less - current maturities         661,998           970,941        320,200            461,549
                                 -------------      -------------  -------------      -------------
                                     3,006,343         3,837,369      1,555,079          2,071,868
                                 -------------      -------------  -------------      -------------
 2.  Loans from others:
     Shareholders in
       subsidiaries
       and in proportionately
       consolidated companies           52,386            38,461              -                  -
     Investees                               -                  -       154,315             92,033
     Receipts from
      time-sharing units                33,765            34,617              -                  -
     Deferred income                     9,945             4,159              -                  -
     Others and long-term
      accrued expenses                  18,542            28,553              -                  -
                                 -------------      -------------  -------------      -------------
                                       114,638           105,790        154,315             92,033
     Less - current maturities           1,144             1,085         98,626             92,033
                                 -------------      -------------  -------------      -------------

                                       113,494           104,705         55,689                  -
                                 -------------      -------------  -------------      -------------
                                     3,119,837         3,942,074      1,610,768          2,071,868
                                 =============      =============  =============      =============


 3. Classification by linkage terms and interest rates:

    The consolidated balance sheet:

                                                     Interest rate at              December 31
                                                          December 31   --------------------------------
                                                                 2003          2003              2002
                                                    ------------------  -------------      -------------
                                                                  %                 NIS thousands
                                                    ------------------  --------------------------------
     Linked to the foreign currency
        (mainly Dollar)                                     1.7-8.1         2,147,952         2,857,810

     Linked to the CPI                                      3.7-6.9         1,581,728         2,006,603

     Linked to the CPI                                  No interest            46,227            42,025

     Unlinked                                               6.6-7.9             7,072             7,662
                                                                        -------------      -------------
                                                                            3,782,979         4,914,100
     Less - current maturities                                                663,142           972,026
                                                                        -------------      -------------
                                                                            3,119,837         3,942,074
                                                                        =============      =============

                                                       Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-----------------------------------------------------------------------------------------------------


Note 15 - Long Term Liabilities (cont'd)

     A.  Loans (cont'd)

     The Company balance sheet:

                                                     Interest rate at              December 31
                                                          December 31   --------------------------------
                                                                 2003          2003              2002
                                                    ------------------  -------------      -------------
                                                                  %                 NIS thousands
                                                    ------------------  --------------------------------
         a.  From banks


             Linked to the CPI                            5.8-6.9         1,502,011         1,915,832

             Linked to the Dollar                         2.7-7.7           373,268           617,585
                                                                        -------------      -------------
                                                                          1,875,279         2,533,417
             Less - current maturities                                      320,200           461,549
                                                                        -------------      -------------
                                                                          1,555,079         2,071,868
                                                                        =============      =============


                                                     Interest rate at              December 31
                                                          December 31   --------------------------------
                                                                 2003          2003              2002
                                                    ------------------  -------------      -------------
                                                                  %                 NIS thousands
                                                    ------------------  --------------------------------
         b. From investees:

            Capital note                                        -              8,125                 -
            Linked to the CPI                                3.3-4            98,626            92,033
            Linked to the CPI                                   -             47,564                 -
                                                                        -------------      -------------
                                                                             154,315            92,033
            Less - current maturities                                         98,626            92,033
                                                                        -------------      -------------
                                                                              55,689                 -
                                                                        =============      =============


   B.   Debentures


                                                Consolidated                       Company
                                      --------------------------------  --------------------------------
                                               December 31                       December 31
                                      --------------------------------  --------------------------------
                                             2003              2002            2003              2002
                                      -------------      -------------  -------------      -------------
                                                NIS thousands                     NIS thousands
                                      --------------------------------  --------------------------------

      Debentures convertible into
       Shares at Series F issued
       By Koor (1):                             -            38,454               -             38,454
      Debentures convertible
      into shares of subsidiary(2):       340,270           397,504               -                  -
                                      -------------      -------------  -------------      -------------
                                          340,270           435,958               -             38,454
      Less - current maturities                 -            38,454               -             38,454
                                      -------------      -------------  -------------      -------------
                                          340,270           397,504               -                  -
                                      =============      =============  =============      =============

(1) In the current period, debentures of a par value of NIS 23,435 thousand (Series F) were repaid.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------



Note 15 - Long Term Liabilities (cont'd)

            B.    Debentures (cont'd)

            (2) a. In November 2001 M-A Industries issued, under a prospectus, convertible debentures and options for a net consideration of approximately NIS 276 million.

                  M-A Industries recorded the options at their fair value in accordance with the Black & Scholes option pricing model (about NIS 19 million). The balance of the proceeds (approximately NIS 257 million) was allocated to the fair value of the convertible debentures.

                  M-A Industries issued NIS 270,000 thousand par value of debentures (Series A) listed on the Tel Aviv Stock Exchange, bearing interest at 2.5% p.a. and linked (principal and interest) to the representative exchange rate of the Dollar. The debentures are repayable in one payment in November 2007 if not converted before then into shares. The debentures are convertible into ordinary shares of NIS 1 par value each of M-A Industries at the rate of NIS 10.36 (following distribution of a dividend) par value of debentures per one ordinary share.

            b. In January 2002 M-A Industries issued NIS 133,980 thousand par value of debentures (Series A) in a private placement. The terms of the debentures are the same as the terms of the debentures (Series A) issued by M-A Industries as above.

            c. In June 2002 a consolidated company of M-A Industries purchased approximately NIS 16,684 thousand par value of debentures (Series A) in consideration of approximately 3.2 million dollars.

                  During June 2003, all of the above debentures were sold for
                  4.3 million dollars.

            d. In the current year, NIS 57,660,575 par value of debentures (Series A) were converted into 5,565,649 ordinary shares, NIS 1 par value, most at an exercise price of NIS 10.36 par value of debenture per ordinary, NIS 1 par value, share. M-A Industries total share capital issued as a result of the conversion is 1,270 thousand dollars, at a premium of 11,331 thousand dollars. Subsequent to the balance sheet date and proximate to the approval date of the financial statements, NIS 29,188 thousand par value of debentures (Series A) was converted into 2,833 thousand ordinary shares, NIS 1 par value.

                  The debentures are secured by a symbolic fixed senior lien on a deposit of NIS1 in favor of the trustee for the debenture-holders.

                  Beginning from 2003, conversion of the debentures became probable. Accordingly, the balance of the debentures is stated in a separate item between long-term liabilities and shareholders' equity.

                                                       Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-----------------------------------------------------------------------------------------------------


Note 15 - Long Term Liabilities (cont'd)

     C. Liabilities (net of current maturities) that will mature in the following years subsequent to balance sheet date are as follows:

     1.  Consolidated

                                 Loans from banks         Loans from others         Debentures                   Total
                             -----------------------  ----------------------   ----------------------    -------------------------
                                     December 31             December 31             December 31                December 31
                             -----------------------  ----------------------   ---------------------     -------------------------
                                   2003        2002         2003        2002         2003       2002           2003        2002
                             ----------  -----------  -----------  ---------   ----------   ---------    -----------  ------------
                                                                            NIS thousands
                             -----------------------------------------------------------------------------------------------------
         Second year            626,983     899,477        7,929      24,614            -          -        634,912      924,091
         Third year           1,649,252     380,990       13,622       6,880            -          -      1,662,874      387,870
         Fourth year            308,944   1,995,683        5,150       4,887      340,270          -        314,094    2,000,570
         Fifth year             224,854     269,571        4,832       4,321            -    397,504        569,956      671,396
         Sixth year              43,029      88,993        1,000       4,219            -          -         44,029       93,212
         Subsequent years       153,281     202,655       80,961      59,784            -          -        234,242      262,439
                             ----------  -----------  -----------  ---------   ----------   ---------    -----------  ------------
                              3,006,343   3,837,369      113,494     104,705      340,270    397,504      3,460,107    4,339,578
                             ==========  ==========   ==========   =========   ==========   =========    ===========  ============



     2. The Company

                                                      Loans and capital note
                                    Loans from banks          from investees                          Total
                             -----------------------  ----------------------      -------------------------
                                         December 31             December 31                    December 31
                             -----------------------  ----------------------      -------------------------
                                   2003         2002        2003        2002            2003         2002
                             ----------  -----------  -----------  ---------      -----------   -----------
                                                            NIS thousands
                             ------------------------------------------------------------------------------
         Second year            314,174      355,895       47,564       -            361,738        355,895
         Third year           1,232,086            -            -       -          1,232,086              -
         Fourth year                  -    1,706,613            -       -                  -      1,706,613
         Fifth year                   -            -            -       -                  -              -
         Sixth year                   -            -            -       -                  -              -
         Subsequent years         8,819        9,360        8,125       -             16,944          9,360
                             ----------  -----------  -----------  ---------        ----------    -----------
                              1,555,079    2,071,868       55,689       -          1,610,768      2,071,868
                             ==========  ===========  ===========  =========       ===========    ===========


     D. See Note 22 for details of security pledged to secure loans.



                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------


Note 16 - Taxes on Income

     A.   Tax benefits under the Law for Encouragement of Capital Investments,
          1959:

          Under this law, by virtue of the "approved enterprise" status granted to certain enterprises of several investees, these companies are entitled to various tax benefits. The income derived from these enterprises during a period of up to 10 years, from the year in which these enterprises first had taxable income (limited to 12 years from commencement of production or 14 years from the date of the approval, whichever is earlier), is subject to a corporate tax rate of 0 - 25%. According to the alternative track, some of the plants of subsidiaries were granted a tax exemption for a two to four year period and are taxed at the preferential rate of 25% during the remaining benefits period.

          For fixed assets serving the approved enterprise, investees are entitled to an accelerated amortization deduction over five years.

          In the event that an investee distributes a dividend to shareholders out of income attributable to revenues from an approved enterprise which received a tax exemption, the company that distributes the dividend would be liable to tax at 25% of the earnings distributed. Deferred taxes in respect of income from approved enterprises were not provided, since it is the Subsidiaries policy not to initiate a distribution of dividend that involves an additional tax liability to the Group.

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


     B . Measurement of results for tax purposes in accordance with the Income Tax (Inflationary Adjustments) Law, 1985 (hereinafter - "the Adjustments Law"):

          The Income Tax (Inflationary Adjustments) Law, 1985 (hereinafter - "the Adjustments Law") which has been in effect since the 1985 tax year, instituted the measurement of results for tax purposes on a real basis. The various adjustments required under the Adjustments Law are meant to bring about taxation of income on a real basis. However, the adjustment of nominal income under the tax laws is not always identical to the inflationary adjustment according to the Opinions of the ICPAI. Consequently, differences are created between adjusted incomes according to the financial statements adjusted income for tax purposes.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------



Note 16 - Taxes on Income (cont'd)

     C.   Law for the Encouragement of Industry (Taxation), 1969:

          Certain companies qualify as "industrial companies" under the above law. By virtue of this status and certain regulations published under the inflationary adjustments law, the companies are entitled to claim, and have in fact claimed, accelerated rates of depreciation. Likewise, certain subsidiaries are entitled to file consolidated tax returns with the tax authorities.


     D.   Tax rates applicable to income from other sources:

          Income not eligible to "approved enterprise" benefits, mentioned in item A. above, is liable to tax at the regular rate of 36% (or if the investee is registered and operates outside of Israel, at the tax rate prescribed for that territory).


     E. Losses for tax purposes carried forward to future years and tax assessments:

     1. The consolidated balance of tax loss as at December 31, 2003 carryforwards to next years amounted to approximately NIS 3,181 million as at balance sheet date, out of which NIS 1,607 million relates to Koor. Carryforward tax losses are linked to the CPI.

     2.   The Company has received final assessments until 1998 tax year.

     3. MA Industries subsidiaries in Israel received, for 1999, tax assessments to the best of judgment, according to which they have been required to pay an additional 2.2 million dollars. These consolidated companies appealed against the demand. After the balance sheet date, tax assessments to the best of judgment were also received for the years 2000 and 2001. The total demand for payment for these years is 7.8 million dollars. The consolidated companies believe that the provisions made in the financial statements suffice.


                                                              Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------------------------------------


Note 16 - Taxes on Income (cont'd)

   F.  Deferred taxes:

   1.  Deferred taxes are presented in the consolidated balance sheet as follows:

                                                                                         December 31
                                                                             --------------------------------
                                                                                    2003              2002
                                                                             -------------      -------------
                                                                                         NIS thousands
                                                                             --------------------------------
     Within current assets in respect of:
     Provision for vacation pay and severance benefits                            28,185            23,475
     Operating loss and capital loss carried forwards                             92,327            16,820
     Inventory, net of customer advances                                           3,757            (6,905)
     Timing differences in respect of recognition of income and expenses          31,761            42,475
                                                                             -------------      -------------
     Total in current assets                                                     156,030            75,865
                                                                             =============      =============

     Within long-term assets in respect of:
     Depreciation                                                                (33,256)          (41,183)
     Operating loss and capital loss carried forwards                            908,425          *972,351
     Liability in respect of employee severance benefits                          28,680            78,772
     Other                                                                         3,709             4,902
                                                                             -------------      -------------
     Balance not expected to be realized (1)                                    (847,021)        *(943,310)
                                                                             -------------      -------------
     Total in other long-term assets                                              60,537            71,532
                                                                             =============      =============

     Within short-term liabilities in respect of:
     Provision for vacation pay and severance benefits                                71                 -
     Timing differences in respect of recognition of income and expenses          (5,054)                -
                                                                             -------------      -------------
     Total in other payables                                                      (4,983)                -
                                                                             =============      =============

     Within long-term liabilities in respect of:
     Depreciation                                                               (364,906)         (359,538)
     Operating loss and capital loss carried forwards                            135,387           142,893
     Liability in respect of employee severance benefits                          41,842            38,595
     Other                                                                        (2,615)           (7,528)
                                                                            -------------      -------------
                                                                                (190,292)         (185,578)
    Balance not expected to be realized (1)                                       (9,495)           (9,871)
                                                                            -------------      -------------
    Total in long-term liabilities                                              (199,787)         (195,449)
                                                                            =============      =============


     (1) The Company and certain subsidiaries have deferred tax assets, that are not expected to be realized, because of accumulated tax loss carryforwards and other timing differences. Companies Management's believes that it is not likely that these balances will be realized and, accordingly, no deferred taxes were created in respect thereof.

     (2)   The Company's balance - see Note 3C(10).

      *    Reclassified



                                                                                 Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------------------------------------------------------


Note 16 - Taxes on Income (cont'd)

     F.  Deferred taxes (cont'd):

     2.  Balances and movement of deferred taxes in the consolidated balance sheet:

                                                                                                       Timing
                                                                                               differences in
                                                                                                   respect of
                                  Depreciable     Inventories      Provisions      Losses and     recognition
                                        fixed          net of             for      deductions       of income
                                       assets        customer        employee         carried             and
                                                     advances          rights         forward        expenses           Total
                                  -----------     -----------      ----------      ----------     -----------       -----------
                                                                       NIS thousands
                                  ---------------------------------------------------------------------------------------------
         Balance as at
          January 1, 2002           (354,863)         (4,309)        100,402         249,147          28,446          18,823
         Translation
          differences in
          subsidiaries                (2,351)            (48)            439             140             929            (891)
         Amounts charged
          to statement of
          operations                 (37,645)         (2,077)         40,001         (71,191)          6,433         (64,479)
         Other changes,
          net*                        (5,862)           (471)              -             787           4,041          (1,505)
                                  -----------     -----------      ----------      ----------     -----------       -----------

         Balance as at
          December 31,
          2002                      (400,721)         (6,905)        140,842         178,883          39,849         (48,052)
         Translation
          differences in
          subsidiaries                21,304           1,386          (7,627)         (9,026)          8,606          14,643
         Amounts charged
          to statement of
          operations                 (18,745)          9,276         (34,437)        109,766         (20,654)         45,206
                                  -----------     -----------      ----------      ----------     -----------       -----------

         Balance as at
          December 31,
          2003                      (398,162)          3,757          98,778         279,623          27,801          11,797
                                  ===========     ===========      ==========      ==========     ===========       ===========


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

                                                              Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------------------------------------



Note 16 - Taxes on Income (cont'd)

       G. Taxes on income included in consolidated statements of operations:

       1. Composition:
                                                                       Year ended December 31
                                                     --------------------------------------------------
                                                           2003              2002               2001
                                                     -----------      ------------          -----------
                                                                           NIS thousands
                                                     --------------------------------------------------
           Earnings (losses) before income tax:
           In Israel                                     41,868          (451,190)         (697,289)
           Abroad                                       406,496           137,540               629
                                                     -----------      ------------          -----------
                                                        448,364          (313,650)         (696,660)
                                                     ===========      ============        ============

           For the current year:

           Current taxes:
           In Israel                                     51,470            67,444            66,700
           Abroad                                        60,440            17,392            11,246

           Deferred taxes:
           In Israel                                    (66,565)           18,942            (3,252)
           Abroad                                        21,359            45,537           (33,979)

           In respect of previous years:
           In Israel                                     (9,189)           (8,369)           (6,134)
           Abroad                                        27,857               233             4,249
                                                     -----------      ------------          -----------

                                                         85,372            141,179            38,830
                                                     ===========      ============        ============


                                      F-68


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

                                                                                   Year ended December 31
                                                                  --------------------------------------------------
                                                                        2003               2002               2001
                                                                  -----------       ------------         -----------
                                                                                    NIS thousands
                                                                  --------------------------------------------------
        Earnings (losses) before taxes on income, as
        reported in the statement of operations                       448,364          (313,650)          (696,660)
                                                                  ============       ============        ===========

        Statutory tax rate                                                36%                36%               36%
                                                                  ============       ============        ===========

        Theoretical tax expenses in respect of these
          earnings (losses)                                           161,411           (112,914)         (250,798)
        Increase (decrease) in taxes resulting from
          the following factors - the tax effect:
        Tax benefits under various encouragement laws                 (32,790)           (58,461)          (42,591)
        Non-deductible expenses for tax purposes                       22,650            144,711            59,523
        Losses for which deferred taxes were
          not recorded                                                 40,470            194,757           165,618
        Capital gains (losses) from sale of
          investments and assets, net                                       -                (91)           43,628
        Provisions for anticipated losses from the
          sale of assets, net                                          25,748             43,699            85,251

        Tax loss carried forwards from prior years
          for which deferred taxes were not
          created and which were utilized
          during the current year                                           -            (60,132)           (1,473)
        Tax losses from prior years, for which
          deferred taxes were recorded this year                      (58,903)                 -                 -
        Effect of the Inflationary Adjustments Law
          in respect of companies whose functional
          currency is the Dollar                                      (25,660)            24,032            29,311
        Taxes in respect of prior years                                18,668             (8,136)           (1,885)
        Effect of foreign subsidiaries *                              (63,328)           (28,862)          (47,085)
        Others                                                         (2,894)             2,576              (669)
                                                                  -----------=       ------------        -----------

        Total taxes on income                                          85,372            141,179            38,830
                                                                  ============       ============        ===========

   * Relates to territories of operations in which the statutory tax rate is lower than that used in Israel.

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

         In certain subsidiaries, past experience has shown that the vast majority of employees continue to work until they reach retirement age, and these companies were not asked, in the past, to make up significant shortfalls for employees who chose early retirement. Accordingly, the managements of these companies believe that there is a low probability that such shortfalls will be paid. Therefore, the financial statements of these companies do not include a provision. Therefore, the financial statements of the other Group companies include a suitable provision, based on management's estimate of the salary components used to compute the pension for full coverage of the said obligation. In Management's opinion, an appropriate provision, based on the salary components used in the computation of severance pay, has been included in the financial statements to fully cover this liability.
         Regarding companies in which enhanced severance has been planned or agreed upon for the employees, appropriate provisions have been made for the supplementary amounts.

         In early 2003, the Knesset passed a law, which changed the regulations for pension funds, and retirement age will be raised gradually from 65 to 67 for men and from 60 to 62 for women. On the other hand, the Minister of Finance deposited a letter with the Chairman of the Knesset Finance Committee, whereby an annual fund will be set up, to compensate those harmed by the application of the law, including employers. The Company's and investee's company managements assess that the above law will not have a material effect on the Group's obligations for early retirement in respect of its employees.


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



Note 17 - Liabilities for Employee Severance Benefits, Net (cont'd)

         C.     Compensation for unutilized sick leave:

         A provision for unutilized sick leave, according to agreements, is included in the accounts in respect of those employees who have reached the age of 55. Due to the uncertainty as to whether employees who have not reached that age will be entitled to such compensation (as a result of utilization of sick leave or early retirement), no provision has been made. The provision is computed on the basis of the latest salary for 8 working days in respect of each year during which the sick leave was not utilized.


         D.    Liabilities for severance benefits, which are presented in the balance sheet, and the amount funded in severance pay funds, are as follows:


                                                  Consolidated                       Company
                                        --------------------------------  --------------------------------
                                                 December 31                       December 31
                                        --------------------------------  --------------------------------
                                               2003              2002            2003              2002
                                        -------------      -------------  -------------      -------------
                                                  NIS thousands                     NIS thousands
                                        --------------------------------  --------------------------------

 Severance pay and retirement grants         259,455           315,600          3,227              9,657

 Amount accrued for early
  retirement                                 186,059           154,172            548                643

 Amount accrued in respect of
  unutilized sick leave                       11,853            11,188            314                317
                                        -------------      -------------  -------------      -------------
                                             457,367           480,960          4,089             10,617

 Less - amount funded (1)                    265,365           224,656          2,605              2,235
                                        -------------      -------------  -------------      -------------

                                             192,002           256,304          1,484              8,382
                                        =============      ============-  =============      =============


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

Notes to the Financial Statements
--------------------------------------------------------------------------------



Note 18 - Contingent Liabilities and Commitments

         A.       Contingent liabilities

         1.       Commissioner of Restrictive Trade Practices:

                  During October 1997, proximate to the date of the publication of a newspaper article containing details about alleged violations of the Law for Restrictive Trade Practices, 1988 (hereinafter - "the Law"), regarding alleged price-fixing and lack of competition between Tadiran Ltd. (subsidiary of Koor - "Tadiran") and Tadiran Telecommunications Ltd. (formerly a Koor subsidiary) (hereinafter - "TTL") and between Telrad Networks Ltd. (subsidiary of Koor - "Telrad"), the Commissioner of Restrictive Trade Practices (hereinafter - "the Commissioner") conducted an investigation at the offices of Tadiran, TTL, Telrad and the Company, during which certain documents were gathered, certain employees were questioned and additional information was submitted as requested.

                  On December 13, 1998, the Commissioner issued a press release, in which he announced that the Investigations Department of the Restrictive Trade Practices Authority (hereinafter - "the Authority") had concluded the investigation regarding suspicions about restrictive arrangements between the Company, Tadiran, TTL, Telrad, Bezeq and BezeqCall, in the supply of switchboards for the commercial market and in the Network Termination Point segment.

                  On March 4, 2002, Tadiran and Telrad received notice from the Authority that it is considering the possibility of bringing each of them to trial for violations of the Law, in the matter of the actions the Authority alleges that each of them took, relating to the supply of switchboards for the commercial market in the years 1993 to 1997. The Authority's notice states that the allegations against Telrad and Tadiran in the Network Termination Point segment are still being reviewed by the Commissioner.

                  Under the Law, penalties may be imposed against an entity that has violated the Law. There is also the possibility of repercussions at the civil level, if damage should be proven as a result of a violation of the law.

                  Contacts are underway with the Restrictive Trade Practices Authority, in an effort to conclude the proceedings related to the Authority's investigation.

                  The Company is unable to estimate, at this stage, the significance and implications of the Authority's notice, and accordingly, no provision has been made in the financial statements in respect of this matter. See Note 18A5(a) for information on Tadiran's indemnification of ECI.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 18 - Contingent Liabilities and Commitments (cont'd)

         A.       Contingent liabilities (cont'd)

         2.       Elisra

                  As part of the agreement for the sale of part of the Company's holdings in Elisra to Elta, as described in Note 3E(3), Koor undertook to indemnify Elta for damages, as defined in the agreement, which will incur as a result of violation of representations made to Elta in the agreement. The main points of the indemnification undertaking are these:

                  (a) Damages exceeding 2 million dollars, incurred as a result of the violation of most of the representations, as well as any damages sustained as a result of violation of the representation concerning the fairness of the provisions in the financial statements of Elisra for the year 2001 in respect of obligations to employees; provided that the demand for payment of the indemnity is submitted by Elta not later than 30 days after the date of presentation of Elisra's financial statements for 2003.

                  (b) Any amount of damages incurred as a result of violation of the representation concerning the insurance indemnity rights to which the Elisra Group is entitled, relating to the fire that occurred at the Group's plants, see Note 3E(1). Elta's right to demand payment of the indemnity in this matter carries no time limit.

                  (c) Any amount of damages incurred as a result of tax payments for which Elisra will be liable, in respect of the tax year 2001, and that are at least 4 million dollars higher than all the provisions for taxes included in Elisra's financial statements for 2001; provided that the demand for payment of indemnity is submitted by Elisra not later than 30 days after the date on which the self-assessment in respect of that tax year becomes final.

                  (d)      As a condition for the continued availability - see
                           Note 3E(4).

         3. According to the terms of agreements with banks, Koor undertook, among other things, to maintain minimum shareholders equity, and to partially repay the current debt out of proceeds to be received from the divestitures of specific assets, in the event that the assets are sold.
                  As at balance sheet date, Koor is complying with these conditions.

         4.       Telrad

                  A. In October 1994, a claim in an unspecified amount was filed by the Engineers Union against Telrad. The claim pertains to the recognition of applicability to Telrad engineers of the salary tables included in the general collective bargaining agreements, which were signed in 1995 and 1994 between the Engineers Union and employers in the public service sector.

                         On January 31, 1996, a ruling was handed down by the Tel Aviv District Labor Court, which dismissed outright the claims of the Engineers Union. The Engineers Union appealed the ruling to the Labor Court, which ruled that the agreement is a collective agreement governing the relations between Telrad, the Union and the Telrad employees. An appeal was filed in the Supreme Court by Telrad.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------


Note 18 - Contingent Liabilities and Commitments (cont'd)

         A.      Contingent liabilities (cont'd)

         4.      Telrad (cont'd)

                        On January 29, 2002, a ruling was issued dismissing Telrad's appeal. Consequently, the next stage is a hearing of evidence by the Labor Court concerning the applicability of public service sector to salaries in Telrad.

                        In April 1996, a similar claim was filed by the Lod Workers' Council and the Workers' Committee concerning the applicability of the salary tables of the public service sector to employees of Telrad.

                 B. In 1999 a claim was filed against Telrad by company employees who are members of Telrad's workers' committee. They are suing to be given accounts so that the plaintiffs can examine the calculation of the distribution of earnings to employees. They are also suing for a declaratory judgment which will rule that Telrad is obliged to draw up new accounts for the distribution of earnings. In addition, a motion was filed to recognize the plaintiffs as representatives of all of Telrad's workers and employees. The court dismissed the motion for a class action. A defense brief has been filed by Telrad.

                 Telrad recorded an appropriate provision in respect of the above claims.

                 C. As a condition for the continued availability of bank credit lines given to Telrad see Note 3D(5).


         5.       Tadiran and its investees

                  A. In the 1999 merger agreement between ECI and Tadiran Telecommunications Ltd., Tadiran undertook to indemnify ECI for any loss ECI sustains as a result of matters under investigation by the Restraint of Trade authority.

                          This indemnity will remain valid for a period of seven years from the date of the merger and may be extended for an additional period, as long as these matters are under investigation by the Commissioner.

                  B. Employees of a Tadiran plant that closed during 1990 filed actions against the Tadiran, alleging that they sustained injuries or certain work-related illnesses that they allege resulted from exposure to certain substances during their employment.
                          Tadiran has insurance policies which, relying on legal opinion, cover possible damages resulting from these claims, and consequently, no provisions have been made in respect of those claims. Tadiran recorded provisions in respect of possible damages which had been covered by an insurance company currently in liquidation.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------


Note 18 - Contingent Liabilities and Commitments (cont'd)

         A.       Contingent liabilities (cont'd)

         5.       Tadiran and its investees (cont'd)

                  C.       In October 1999, Bezeq, The Israel
                           Telecommunication Corp. Ltd. (hereinafter -
                           "Bezeq") lodged a claim against Tadiran Ltd. whose main cause is various losses sustained by Bezeq due to delays in the performance of projects ordered in development and application contracts originally signed between Bezeq and TTL, in the amount of approximately 8.6 million dollars (hereinafter - "main claim"). Alternatively, Bezeq is suing for the balance of arrearage penalties to which it alleges it is entitled pursuant to those contracts, and which were not paid in full, in the amount of approximately 1.7 million dollars (hereinafter - "alternative claim").

                           In an arbitration judgment issued on February 17, 2000, all of Bezeq's arguments regarding Tadiran's liability for the main claim were dismissed. The arbitration judgment rules that pursuant to the engagement contracts between the parties, Bezeq is entitled to compensation within the framework of arrearage penalties only. The negotiations between the parties for a settlement were unsuccessful, and the matter has been returned to the arbitrator for his decision. In February 2003, a supplementary arbitration agreement was signed. The parties submitted their written arguments and the arbitrator issued his ruling on February 26, 2004. In his ruling, the arbitrator affirmed Tadiran's position and ruled, in accordance with the parameters for calculating the damages that Tadiran is meant to pay to Bezeq. In the estimation of Tadiran's management, based on the opinion of its legal counsel, Tadiran will not bear additional material expenses, beyond the provision included in the financial statements.

         6.       M-A Industries and its overseas investees

                  a.       Quality of the environment

                           The activities of M-A Industries are exposed to the risk of harming the environment, since it manufactures, stores and sells chemicals. M-A Industries invests significant amounts in order to comply with the provisions of environmental laws and regulations, and in the opinion of the management it does comply therewith. According to M-A Industries' insurance experts, the insurance policies provide coverage in the event of a sudden unexpected crisis of environmental pollution in Israel and worldwide, subject to the relevant terms of the policy. As at balance sheet date, M-A Industries does not have insurance coverage for continuous environmental pollution.
                           Such insurance is difficult to obtain, and even where it can be obtained, the company believes that the terms of the insurance, including the sum insured, do not at present justify taking out such insurance.

                           One of the plants of M-A Industries subsidiary is located in Ramat Hovav, along with other chemical plants, since the Government decided that the geological layers in that particular area are completely impermeable to seepage or pollution. The Ministry of the Environment conducted tests, which determined that there are indications of subterranean pollution in Ramat Hovav. The investigators recommended that steps be taken to prevent the continuation of leakages from active and inactive plants, which could constitute a source of pollution of the water table in the area.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------



Note 18 - Contingent Liabilities and Commitments (cont'd)

         A.       Contingent liabilities (cont'd)

         6.       M-A Industries and its overseas investees (cont'd)

                           In 1998 an agreement was signed between the Ramat Hovav Council, the plants and university institutions, to finance research that would provide a basis for recommendations as to the action to be taken to halt any further pollution. In 2003, the research was concluded and its results were submitted to M-A Industries. As at the date of the financial statements, M-A Industries management does not expect significant impact with respect to M-A Industries from implementation of the report's recommendations, and, therefore, no provision has been included in the financial statements in respect thereto.

                           Against M-A Industries and one of its officers, a criminal complaint was filed by the Man, Nature and Law Foundation. The complaint accuses M-A Industries that in several instances during 1999-2002, there were measurements at its Ramat Hovav plant of chimney emissions of materials at prohibited concentrations, which created strong air pollution.

                           M-A Industries does not admit to the charges in the complaint.

                           In the opinion of M-A Industries and its legal counsel, because of the early stage of the proceedings, it is not possible to estimate the outcome of the complaint and/or the resultant exposure. Therefore, the financial statements did not include a provision in respect thereof.

                  b. A claim was filed against a subsidiary in Brazil, alleging that the subsidiary copied a certain process, which is a protected trade secret owned by the claimant. Accordingly, the subsidiary is being sued to indemnify the claimant for unfair competition, in the amount of approximately 9 million dollars (based on a calculation involving the amount of materials used). In addition, the claimant requested that a fine of 25 dollars per day be levied against the subsidiary for the unlawful exploitation of trade secrets. Based on the opinion of its legal counsel, the subsidiary's management estimates that the claim has no validity and therefore, no provision has been included in the financial statements in respect thereto.

                  c. In addition a claim was filed against a subsidiary in Brazil and others, totaling approximately 31 million dollars, by a group that acquired the rights of two banks, which had declared bankruptcy, as the guarantor of debts of agricultural cooperatives that were its former shareholders. Based on the opinion of its legal counsel, the subsidiary's management estimates that there is a good chance that its defense against the claim will be accepted and, therefore, no provision has been included in the financial statements in respect thereto.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------


Note 18 - Contingent Liabilities and Commitments (cont'd)

         A.       Contingent liabilities (cont'd)

         6.       M-A Industries and its overseas investees (cont'd)

                  d. Administrative proceedings, civil actions and other monetary claims of approximately 18 million dollars have been filed against a subsidiary of M-A Industries. Based on the opinion of its legal counsel, the subsidiary's management estimates that the chances of the subsidiary's success in the proceedings and its defense against the above claims and demands are high. The subsidiary believes that the provisions recorded in its financial statements are adequate to cover any possible damage which may result from these claims.

                  e. On the matter of compliance with financial criteria, see Note 3C(1).

                  f. On the matter of undertakings in securitization transactions, see Note 3C(1).


         7. On September 30, 1999, Knafayim, an affiliate, and the Ze'evi Group jointly signed an agreement with the government of Bulgaria and the Bulgarian Privatization Authority, to acquire 75% of the share of Balkan-Bulgarian Airlines, as part of the privatization process of the Bulgarian government (hereinafter
                  - "privatization agreement"). On October 17, 1999, an agreement was signed between Knafayim and the Ze'evi Group, pursuant to which Knafayim transferred to the Ze'evi Group all of its rights and obligations pursuant to the privatization agreement (hereinafter - "the agreement"), and the Ze'evi Group undertook to obtain the consent of the Bulgarian government and the Bulgarian Privatization Authority to release Knafayim from its obligations toward them pursuant to the privatization agreement. The Ze'evi Group also undertook, pursuant to the agreement, that as long as the above consent is not obtained, the Ze'evi Group would discharge, at its expense, any claim lodged against Knafayim resulting from the privatization agreement, and would indemnify Knafayim for any direct damage it sustains as a result of the privatization agreement. the Bulgarian government and the Bulgarian Privatization Authority have not as yet given their consent to release Knafayim from its obligations toward it pursuant to the privatization agreement.

                  The government of Bulgarian has financial claims against Knafayim and the Ze'evi Group in respect of alleged breach of the privatization agreement. As of February 10, 2004, when the last letter of demand was received from the Bulgarian government, the total financial demands by the Bulgarian government from Knafayim and the Ze'evi Group in respect of the years 2000-2002 reach 20.6 million dollars. Knafayim sent a letter of response to the Bulgarian government on March 11, 2004, in which it denies outright its liability for the alleged damages, and gave its consent to the appointment of an arbitrator, agreed by Knafayim and the Ze'evi Group, without any admission of the allegations whatsoever. In the estimation of Knafayim's management, Knafayim and the Ze'evi Group have worthy defense arguments against the demands by the Bulgarian government, based on factors including the opinion of the Ze'evi Group's Bulgarian attorneys.

                  Likewise, the Ze'evi Group filed a claim against the Bulgarian government, which now stands at 70 million dollars, which was heard as part of the international arbitration being held in Paris.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------


Note 18 - Contingent Liabilities and Commitments (cont'd)

         A.       Contingent liabilities (cont'd)

         8.       a.   The financial statements of Herods, a company
                       proportionately consolidated by Sheraton
                       Moriah Ltd. (hereinafter: "Sheraton"), a consolidated company of Koor, were approved and signed by Sheraton's representatives on Herods Board of Directors
                       (representing 50% of all Herods directors), but were not approved by the representatives of the other shareholders (also representing 50% of all Herods directors). Therefore Herods financial statements are not seen as approved by law. The representatives of the other Herods shareholders refuse to sign the financial statements given the dispute between the parties, detailed in Note 18A8(b).
                       Sheraton's management, and its Herods Board representatives estimate that the maximum financial exposure to Herods, or to Sheraton, for Herods, could be, if any, in relation to claims or demands on the part of the other shareholders, or their representatives in Herods board, is immaterial.

                  b. The other Herods shareholders (hereinafter: "the plaintiffs") filed, with the Tel Aviv District Court, a "Request for the approval of a claim as a derivative action" against Sheraton and a consolidated company. The derivative action, for which they are seeking approval, is for the cancellation of the management agreement between Herods and a consolidated company, and this as part of the arbitration process, to which the claim has been referred. The claim itself deals with the plaintiffs arguments regarding breaches in the management and image agreement. At this initial stage, (whereby the claim has not yet been approved to be filed as a derivative action), the Sheraton's legal counsels are unable to assess the chances of the claim.

         9. In addition, a number of claims have been filed against certain investees concerning various matters arising in the normal course of business, including litigation with tax, customs and VAT authorities, which are in various legal proceedings. The managements of these companies believe, based on the opinions of their legal counsel that adequate provisions for those claims have been made in their financial statements, in light of the circumstances.

         10.      On fulfillment of conditions relating to an investment grant
                  - see Note 10A(2).

         11. The business activities of the Koor Group are based primarily on high-technology. The accelerated pace of technological development and innovation in the fields in which the Group operates requires the investment of substantial financial resources in research and development, in order to assure the Group's position in its operating segments and in its constant competition with both Israeli and global entities. Consequently, the Group may be exposed to the loss of its position in certain segments, as well as to substantial research and development costs, which, in turn, may have an adverse effect on the Group's operating results.

         12.      On the indemnity granted to Claridge as advisor - see Note
                  25C(2).

         13. In connection with the indemnification of the appraiser who conducted an evaluation for ECI, see Note 3A(1).

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------


Note 18 - Contingent Liabilities and Commitments (cont'd)

         B.       Commitments

         1. Some companies in the Group have research and development contracts with the Government of Israel. Under these contracts, the companies are required to pay royalties to the Government of Israel if they generate income from such research (at rates of 2% - 5% of sales proceeds from products resulting from the research and development), in amounts not exceeding 100% - 150% of the linked amounts of the grants received by the companies as participation in the research and development projects.

                  Royalties paid to the Government of Israel in respect of the aforementioned research and development contracts, are as follows:

                  In the year ended December 31, 2003 - NIS 22,902 thousand. In the year ended December 31, 2002 - NIS 24,662 thousand. In the year ended December 31, 2001 - NIS 27,024 thousand.

                  Negotiations have been held between a subsidiary and the Government of Israel (the Office of the Chief Scientist - "OCS") to re-examine the royalties paid to the OCS during a period exceeding seven years. The management of the subsidiary estimates that the proceedings will have no material effect, and accordingly, no provision was made in the financial statements.

         2. Certain subsidiaries undertook to pay royalties at the rate of 3% per year in respect of the incremental export sales, up to the amount financed by the Fund for the Encouragement of Marketing Abroad. Such amounts are linked to the exchange rate of the dollar.

         3. Commitments for the purchase of fixed assets: December 31, 2003 - NIS 50; December 31, 2002 - NIS 23 million.

         4. Certain companies in the Group lease and rent industrial and office premises under long-term contracts. The lease contracts are non-cancelable and in most cases include renewal options. The expenses of these companies were NIS 50 million in 2003, NIS 60 million in 2002 and NIS 33 million in 2001.
                  Future minimum payments under the non-cancelable operating leases and rental payment, for the years subsequent to balance sheet date, are as follows:

                                                                  December 31
                                                                         2003
                                                               ---------------
                                                               (NIS thousands)
                                                               ---------------
                  First year                                          46,379
                  Second year                                         41,441
                  Third year                                          31,854
                  Fourth year                                         16,028
                  Fifth year and thereafter                           15,913
                                                               ---------------
                                                                     151,615
                                                               ===============

         5. Koor Corporate Venture Capital's commitment for additional investments in venture capital funds, and in start-up companies as at the signing date of the financial statements is approximately 9 million dollars.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------



Note 18 - Contingent Liabilities and Commitments (cont'd)

         B.       Commitments (cont'd)

         6. During 2002, subsidiaries of M-A Industries signed long-term supply contracts for a period of five years with international companies for 17.3 million dollars per year.


Note 19 - Convertible Securities of Investee Companies

         Option warrants to employees:

         Certain investees issued options to their employees until 2003 inclusive. Employee entitlement to such options is usually being determined over a number of years from their date of issue, subject to continued employment. The exercise term of the options varies according to the terms of the different plans.

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

         See Note 15B(2).


Note 20 - Share Capital and Stock Options

         A.       Share capital is composed as follows:


                                               December 31, 2003                    December 31, 2002
                                             Authorized     Issued and         Authorized         Issued and
                                                           Outstanding                           outstanding
                                            -----------   ------------       ------------       ------------
         Number of shares:
         Ordinary shares, par value
          of NIS 0.001 (1)(3)(4)(5)         83,932,757     15,950,188          84,557,334        16,506,982
                                            ==========     ==========         ===========        ===========

         Deferred shares, par value
          of NIS 0.001 (2)(3)(4)            15,792,243     15,156,533          15,167,666        14,531,956
                                            ==========     ==========         ===========        ===========

         Amount in nominal NIS:
         Ordinary shares, par value
          of NIS 0.001                          83,933         15,950              84,557            16,507
                                            ==========     ==========         ===========        ===========

         Deferred shares, par value
          of NIS 0.001                          15,792         15,157              15,168            14,532
                                            ==========     ==========         ===========        ===========

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------



Note 20 - Share Capital and Stock Options

         A.       Share capital is composed as follows:

         (1) These shares are listed on the Tel Aviv Stock Exchange (TASE). On December 31, 2003, the share price on the TASE was NIS 171.00.

                  The ADS, each of which represents 0.2 ordinary shares, par value of NIS 0.001 (hereinafter - Ordinary Shares), are traded on the New York Stock Exchange (NYSE). The ADS price on the NYSE on December 31, 2003 was 7.74 dollars.

         (2) The holders of the deferred shares are entitled to recovery of paid up capital upon liquidation in its nominal amount, after payment of the nominal amount to the holders of the Ordinary Shares. The holders of the deferred shares do not have voting rights, and they are not entitled to participate in a dividend distribution of any kind.

         (3) On the balance sheet date, subsidiaries hold 15,799 Ordinary Shares and 13,575,441 deferred shares. The amount deducted from the shareholders' equity as at the balance sheet date is adjusted NIS 277,692 thousand.

         (4) A subsidiary of Koor - Koor Trusts (1995) Ltd. (in voluntary liquidation) - holds 624,577 Ordinary Shares of Koor which were issued to it as part of the implementation of the Company's 1995 and 1997 options plans. These shares are held by the subsidiary only for the purpose of granting them to the Company's employees, subject to receipt of the requisite approvals. Until they are granted, the subsidiary undertook that it would not have, in respect of those shares, a right to participate or vote in the general meeting of the shareholders of the Company, or a right to receive a dividend in respect of those shares. If the shares are not used for granting to Company employees as aforesaid until a reasonable time after November 2002, the Company undertook to convert them into deferred shares. On June 1, 2003, a general meeting of the shareholders of Koor resolved to convert the Ordinary shares to deferred shares.

         (5) During 2003, the options in the employee stock option plans (See Note 20C) were exercised for 67,783 ordinary shares.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------



Note 20 - Share Capital and Stock Options (cont'd)

         B.       Buy-back of Company shares

          On April 7, 2000, Koor's Board of Directors resolved to approve a framework of 50 million dollars for buying back ordinary shares of Koor. In the framework, which was fully utilized in 2000, 538,592 ordinary shares were purchased (approximately 3.4% of the ordinary share capital), at a cost of approximately NIS 219 million. This amount is deducted from the shareholders' equity of the Company.

          On December 31, 2001, the Company purchased 154,637 of its ordinary shares from a subsidiary at the market price. The transaction was treated according to the Israeli Securities Regulations (Financial Statement Presentation of Transactions between a Corporation and its Controlling Shareholders), 1996.

          On May 27, 2003, a foreign institutional investor (hereinafter - "the Buyer") purchased 500,000 of the aforementioned Company's shares. The Purchaser declared that the sale was effected without his requesting or receiving any information from the Company, and undertook not to trade the shares to be purchased within a specified period. The sale was effected on that day in an off-market transaction, at the market price, for total consideration of NIS
          43.2 million.

          After the sale was effected, in accordance with notice received from the Buyer, the Buyer holds 8.7% of the voting rights in the Company. The Company holds a total of 193,229 of its shares. The amount deducted from shareholders' equity at the balance sheet date in respect of the shares held by the Company and subsidiaries is adjusted NIS 80,321 thousand.

         C.       Stock options to senior employees

         1.       1997 plan:

                  In 1997, 188,968 stock options were allotted under this plan.

                  On March 22, 2000, Koor's Board of Directors resolved to amend the plan so that for an employee who resigned and who holds stock options that vested before his resignation, their exercise period would be until the end of the five years from the inception date of the plan (hereinafter - "Amendment of the exercise period for employees who resign").

                  On August 6, 2000, Koor's Board of Directors resolved that for Company employees who are not related parties in the Company and who did not resign before the end of 2000, the exercise period of each stock option would be extended to the end of 5 years from the vesting date (hereinafter - "Amendment of extension of the exercise period").

                  On November 15, 2001, Koor's Board of Directors resolved that for Company employees on the date of resolution and who are not related parties in the Company the exercise price of their stock options would be amended to NIS 101.38 per share. The Board of Directors also resolved that the technical method of exercise would be the "Bonus Component Method" (see below, in sub-section 2).

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------



Note 20 - Share Capital and Stock Options (cont'd)

         C.      Stock options to senior employees

         1.      1997 plan: (cont'd)

                 On June 5, 2003, the Company's Board of Directors resolved to extend the exercise period of the options of Koor Group employees on the date of the resolution, to December 31, 2010.

                             Balance of
                           stock option          Exercise          Exercise
                          not exercised             price              date
                          -------------        ----------          --------


                                 5,039         NIS 101.38           05/2005
                                21,000         NIS 101.38           12/2010
                          ------------
                                26,039
                          ------------

         2.      1998 plan:

                 On August 30, 1998, an extraordinary general meeting of the shareholders of the Company approved a private placement of 400,000 stock options, free of charge, to Company employees. The options are exercisable for up to 400,000 ordinary shares of a par value of NIS 0.001 each (hereinafter - "the Plan"). All the stock options under the Plan were allotted on different dates, and after their expiry, as a result of the retirement and the end of the exercise period, and exercise, 244,158 options remained for exercise as at December 31, 2002.

                 Under the terms of the Plan, each stock option is theoretically exercisable for one share, subject to adjustments. However, in practice, offerees who exercise the options will not be allotted the full quantity of shares underlying each option, but only shares which reflect the amount of the financial benefit inherent in their option, computed on the date of exercise. Accordingly, the exercise price of each stock option is intended only for computation of the benefit component (above and hereafter - "the Benefit Component Method").

                 On March 22, 2000, the Board of Directors approved an amendment of extension of the exercise period for employees who resign, applicable to option holders under the Plan who are not related parties (see Note 20C(1)). The Board of Directors also resolved that for these option holders, the exercise price would be adjusted in respect of distribution of a dividend for all the options, even if the vesting date preceded the entitlement to the dividend.

                 On October 6, 2000, the Board of Directors approved the amendment of extension of the exercise period for Company employees who are not related parties in the Company and who did not retire before the end of 2000.

                 On November 15, 2001, the Board of Directors approved the amendment of the exercise price to NIS 101.38 per share for Company employees on the resolution date who are not related parties in the Company.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------


Note 20 - Share Capital and Stock Options (cont'd)

         C.       Stock options to senior employees

         2.       1998 plan: (cont'd)

                  On June 5, 2003, the Company's Board of Directors resolved to extend the exercise period of the options for Koor Group employees on the resolution date to December 31, 2010.

                              Balance of
                            stock option          Exercise          Exercise
                           not exercised             price              date
                           --------------       ----------         ----------
                                  3,333         NIS 101.38           07/2006
                                 62,593         NIS 101.38           12/2010
                           -------------
                                 65,926
                           -------------

         3.        2000 Plan:

                  On August 6, 2000, the Board of Directors of the Company approved the 2000 stock options plan, which was previously approved on June 14, 2000 by the Executive Committee of the Board of Directors. The main points of the plan are these:

                  1) A total framework was approved for the allotment of 400,000 stock options theoretically exercisable for up to 400,000 ordinary shares of the Company, i.e. about 2.5% of the ordinary issued share capital of the Company.

                  2) The options will be exercised for shares in a quantity reflecting the amount of the financial benefit inherent in the options, according to the Benefit Component Method.

                  3) The exercise price of each stock option, pursuant to the amendment by the Board of Directors of the Company on November 15, 2001, will be NIS 101.38 per share.

                  4) The options are designated for Company employees who are not related parties in the Company and will not become related parties in the Company as a result of allotment of the stock options.

                  5) The stock options will vest in accordance with a division of the options into three batches, so that at the end of the first year from the record date (June 14, 2000) or from the date on which the employee started work in the Company (whichever is the later), one third of the quantity allotted will vest, and the remaining two thirds of the quantity will vest at the end of each of the two subsequent years. The exercise period of each vested option is 5 years from the vesting date.

                  6) On October 5, 2000, the total quantity of 400,000 stock options was allotted to a trustee.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------


Note 20 - Share Capital and Stock Options (cont'd)

         C.       Stock options to senior employees

                  7) On June 5, 2003, the Company's Board of Directors resolved to extend the exercise period of the options of Koor Group employees on the date of the resolution to December 31, 2010.

                               Balance of
                             stock option          Exercise          Exercise
                            not exercised             price              date
                            -------------       -----------          ---------

                                  61,667        NIS  101.38           12/2010
                            =============       ===========

         4.       2003 Plan:

                  On July 27 2003, a general meeting of shareholders approved Stock Option Plan 2003, which had been approved previously by the Audit Committee of the Company's Board of Directors and by the Board of Directors, on May 25, 2003 and June 5, 2003, respectively. The key points of the Plan are:

                  1) A total framework was approved for the allotment of 1,200,000 stock options, theoretically exercisable for up to 1,200,000 ordinary shares of the Company, i.e. about 6.8% of the ordinary shares (fully diluted) of the Company.

                  2) The options allotted to the trustee will be exercised for shares in a quantity reflecting the amount of the financial benefit inherent in the options, according to the Benefit Component Method.

                  3) The exercise price of each stock option will be NIS 96 per share, linked to the CPI.

                  4) The options are designated for Company employees who are not related parties in the Company and will not become related parties in the Company as a result of allotment of the stock options. In any event, the total number of offerees under Plan 2003 will not exceed 35 offerees, including the Company's directors and the CEO.

                  5) The vesting of each offeree, to exercise the options for shares, will be graduated, over a three-year period from the record date, whereby at the end of each calendar half-year, one-sixth of the total number of options issued to the trustee on his behalf will vest.

                  6)     Options not exercised by December 31, 2010 will expire.

                  7) The Plan will be taxed under the Capital Gains Track, under the provisions of Section 102 of the Income Tax Ordinance and the regulations promulgated hereunder. Any tax to be imposed in respect of the exercise of the options will be borne solely by the offerees. And on the other hand, the Company will be unable to claim any tax deduction for the expense.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------


Note 20 - Share Capital and Stock Options (cont'd)

         C.       Stock options to senior employees (cont'd)

         4.       2003 Plan: (cont'd)

                  8) Also approved within the framework of the approval of Plan 2003 was the granting of 350,000 options out of the total number, to seven directors (except for two directors who are controlling shareholders in the Company, directly or indirectly), divided equally, as well as 175,000 options to the Company's CEO. The balance of the options is intended for other employees and officers of the Koor Group.

                  9) The balance of options remaining as at December 31, 2003 is 951,789 options.

         Changes in the options during 2003:

                                 1997 Plan      1998 Plan      2000 Plan      2003 Plan         Total
                                -----------    -----------   ------------    -----------   -----------
         Balance as at
          beginning of year        36,321        244,158        161,667              -       442,146
         Granted                        -              -              -        982,125       982,125
         Exercised                (10,282)      (101,071)       (53,333)       (30,336)    *(195,022)
         Expired                        -        (77,161)       (46,667)             -      (123,828)
                                -----------    -----------   ------------    -----------   -----------
         Balance as at end
          of year                  26,039         65,926         61,667        951,789     1,105,421
                                ===========    ===========   ============    ===========   ===========

    * Because of the "Benefit Component Method", a total of 67,783 ordinary shares of the Company were issued.


Note 21 - Financial Instruments and Linkage Terms of Monetary Balances

         A.       General:

         The Company and certain subsidiaries have entered into forward transactions and option contracts, in order to hedge assets and liabilities denominated in foreign currency and in order to reduce the overall exposure of commitments for the purchase of raw materials and the sale of goods, in currencies other than the function currency. Those subsidiaries neither hold nor issue financial instruments for trading purposes.



                                                                         Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
----------------------------------------------------------------------------------------------------------------------


Note 21 - Financial Instruments and Linkage Terms of Monetary Balances (cont'd)

         B. Details of the open foreign exchange transactions made to hedge the company's and subsidiaries' assets and liabilities in foreign currency as at December 31, 2003:

                                                           Forward           Call               Put               Swap
                                                       Transaction        options           options       transactions
                                                       -----------     ----------         ---------       ------------
                                                                              NIS thousands
                                                       ---------------------------------------------------------------

         Purchase of Dollars in exchange for:
           NIS                                              6,569        223,387           332,804            157,644
           European currencies                            169,467        585,034           177,078                  -
           Brazilian Real                                 135,749              -                 -                  -
           Japanese Yen                                    13,137              -                 -                  -
                                                       -----------     ----------         ---------       ------------
                                                          324,922        808,421           509,882            157,644
                                                       ===========     ==========         =========       ============

         Sale of Dollars in exchange for:
           NIS                                             45,980        175,160                 -            157,644
           European currencies                             39,849         99,570           692,320                  -
           Brazilian Real                                       -              -                 -            108,161
                                                       -----------     ----------         ---------       ------------

                                                           85,829        274,730           692,320            265,805
                                                       ===========     ==========         =========       ============
         Sale of Euro in exchange
          for Swiss franc                                  13,137              -                 -                  -
                                                       ===========     ==========         =========       ============


         C. The company entered into interest swap agreements (IRS) totaling 50 million dollars, in order to reduce exposure to fluctuations in interest rates. In the transaction, a variable-interest was exchanged for a fixed-interest.


         D.       Fair value of financial instruments:

         Condensed data of monetary assets and liabilities, whose fair value as at December 31, 2003, based on their market value, is significantly different from those presented in the financial statements, is as follows:

                                                    Carrying               Fair
                                                      amount              value
                                                   ---------            -------
                                                          NIS millions
                                                   ----------------------------

         Investments in affiliates                       870               985

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------


Note 21 - Financial Instruments and Linkage Terms of Monetary Balances (cont'd)

       D.       Fair value of financial instruments: (cont'd)

       The carrying amounts of cash and cash equivalents, short-term investment, trade receivables, other accounts receivable, credits from banks and others, trade payables and other accounts payable, debentures and convertible debentures and other financial instruments is approximate or similar to at their fair value.


       E.       Credit risk of trade receivables:

                                                                    NIS millions
                                                                    ------------

       Condensed data of credit risk of trade receivables
         as at December 31, 2003:
       Receivables insured by credit card companies                         553
       Receivables insured by foreign trade risk insurance                   18
       Receivables - Government authorities and Bezeq                        43
       Other receivables, including checks and credit card companies      1,447
                                                                     ----------

       Total, including non-current receivables                           2,061
                                                                     ==========


       In Management's opinion, the financial statements include suitable provisions in respect of exposure to doubtful debts.

       The exposure to credit risks relating to trade receivables is limited, due to the relatively large number of customers.


                                                                         Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
----------------------------------------------------------------------------------------------------------------------


Note 21 - Financial Instruments and Linkage Terms of Monetary Balances (cont'd)

  F.       Linkage terms of monetary balances:

  (1)      Consolidated

                                          December 31, 2003                                       December 31, 2002
                            ------------------------------------------------  -----------------------------------------------------
                                In foreign    Linked   Unlinked      Total       In foreign      Linked     Unlinked        Total
                               currency or    to the                            currency or     to the
                            linked thereto       CPI                          linked thereto       CPI
                            --------------  --------   --------    ---------  --------------   ---------    ---------     ---------
                                            NIS thousands                                        NIS thousands
                            ------------------------------------------------  -----------------------------------------------------


  Assets
  Current assets:
  Cash and cash equivalents     491,889            -    101,514      593,403        694,700            -       95,399      790,099
  Short-term deposits
   and investments               87,534      150,495    128,780      366,809        356,437      457,799      224,247    1,038,483
  Trade receivables           1,794,141       11,945    246,375    2,052,461      1,617,799       24,665      344,413    1,986,877
  Other accounts receivable     139,050       25,770     85,608      250,428        205,932       24,558      101,844      332,334
  Investments and other
   long-term receivables        217,970       59,565      2,823      280,358        225,441       80,080        5,418      310,939
                              ---------    ---------      -----    ---------      ---------    ---------        -----    ---------

                              2,730,584      247,775    565,100    3,543,459      3,100,309      587,102      771,321    4,458,732
                              =========    =========    =======    =========      =========    =========    =========    =========

  Liabilities
  Current liabilities:
  Credits from banks
   and others (not
   including current
   maturities of
   long-term liabilities)       647,098            -    267,162      914,260        978,277            -      326,742    1,305,019
  Trade payables              1,030,693            -    312,090    1,342,783        892,449            -      290,734    1,183,183
  Other accounts payable        642,646      171,487    407,953    1,222,086        665,569      151,790      562,821    1,380,180
  Long-term loans and
   debentures (including
   current maturities)        2,488,222    1,627,955      7,072    4,123,249      3,255,314    2,087,082        7,662    5,350,058
                              ---------    ---------      -----    ---------      ---------    ---------        -----    ---------

                              4,808,659    1,799,442    994,277    7,602,378      5,791,609    2,238,872    1,187,959    9,218,440
                              =========    =========    =======    =========      =========    =========    =========    =========


                                      F-89




                                                                         Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
----------------------------------------------------------------------------------------------------------------------


Note 21 - Financial Instruments and Linkage Terms of Monetary Balances (cont'd)


         F.       Linkage terms of monetary balances (cont'd):

         (2)      Company

                                          December 31, 2003                                       December 31, 2002
                            ------------------------------------------------  -----------------------------------------------------
                                In foreign    Linked   Unlinked      Total       In foreign      Linked     Unlinked        Total
                               currency or    to the                            currency or     to the
                            linked thereto       CPI                          linked thereto       CPI
                            --------------  --------   --------    ---------  --------------   ---------    ---------     ---------
                                            NIS thousands                                        NIS thousands
                            ------------------------------------------------  -----------------------------------------------------

  Assets
  Cash and cash equivalents     4,066            -        5,139         9,205        14,484             -      10,307       24,791
  Short-term deposits
   and investments             57,202      144,133      109,471       310,806       252,253       453,356     155,110      860,719
  Other receivables            11,074            -       23,598        34,672        18,600             -      30,559       49,159
  Short term loans to
    investees companies             -       13,951            -        13,951             -        18,558           -       18,558
  Other investments
    and receivables               109       32,028            4        32,141           116        54,166          34       54,316
  Investments and other
    long-term receivables:
  Investees companies
    (including current
    maturities of loans)       12,753       53,449    1,319,870     1,386,072         5,948       114,749   1,380,670    1,501,367
                            ---------    ---------    ---------     ---------     ---------     ---------   ----------   ---------

                               85,204      243,561    1,458,082     1,786,847       291,402       640,828   1,576,680    2,508,910
                            =========    =========    =========     =========     =========     =========   ==========   =========

  Liabilities
  Current liabilities:
  Credits from banks and
   others (not including
   current maturities
   of long-term liabilities)  169,704            -            5       169,709       176,148             -      17,682      193,830
  Trade payables                   85            -          418           503            67             -       1,191        1,258
  Other accounts payable        4,408       12,057       26,858        43,323         7,547        14,908      55,607       78,062
  Long-term liabilities
   (including current
   maturities of loans)       373,268    1,648,201        8,125     2,029,594       617,585     2,046,319          -     2,663,904
                            ---------    ---------    ---------     ---------     ---------     ---------   ----------   ---------

                              547,465    1,660,258       35,406     2,243,129       801,347     2,061,227      74,480    2,937,054
                            =========    =========    =========     =========     =========     =========   ==========   =========




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


   B.   The balances of secured liabilities are as follows:

                                                             Consolidated
                                                   -----------------------------
                                                             December 31
                                                   -----------------------------
                                                         2003              2002
                                                   ------------     ------------
                                                            NIS thousands
                                                   -----------------------------

        Credit from banks                             392,341           431,165
        Loans from banks and others and
           debentures (including current
           maturities), see Note 15, and
           also C and D below                       1,288,411         1,797,463
                                                   ------------     ------------

                                                    1,680,752         2,228,628
                                                   ============     ============


   C.   The convertible debentures, which were issued by M-A
        Industries, are guaranteed by first level fixed symbolic lien with a deposit to the amount of NIS 1 for the Trustee of the convertible debenture holders (see Note 15B)


   D. Guarantees to banks and others for loans and for assuring credit lines and other guarantees in favor of:

                                   Consolidated                       Company
                         --------------------------------  --------------------------------
                                  December 31                       December 31
                         --------------------------------  --------------------------------
                                2003              2002            2003              2002
                         -------------      -------------  -------------      -------------
                                   NIS thousands                     NIS thousands
                         --------------------------------  --------------------------------

        Subsidiaries               -                 -          314,125            289,526
        Affiliates               340             6,831              340              6,831
        Others                67,723           110,033              154             15,136
                         -------------      -------------  -------------      -------------

                              68,063           116,864          314,619            311,493
                         =============      =============  =============      =============

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------



Note 22 - Liens and Guarantees (cont'd)

      D. Guarantees to banks and others for loans and for assuring credit lines and other guarantees: (cont'd)

      1) In certain cases when advances from customers are received, a subsidiaries provides its customers with bank guarantees to secure the advances. Guarantees in excess of the amount of advance payments stated as liabilities in the balance sheet, amounted to NIS 302,782 thousand, and NIS 426,898 thousand, as at the years ending December 31, 2003 and 2002, respectively.

      2) In connection with the Bezeq agreement to transfer ownership of public switching, Bezeq received from Koor a guarantee in the amount of NIS 115 million. See also Note 18A(5).

      3) A consolidated company signed a guarantee for a major customer to pay any amounts up to 40 million dollars in relation to an indemnification, that the consolidated company signed for the same customer, on account of breaches of contracts to Bezeq, the Israeli Communication Company. The guarantee is at least till 2015.

      4) A consolidated company and its subsidiary in Brazil are, under certain conditions, a guarantor to financial institutions for credit that its customers received in relation to commercial sales of the consolidated company to those customers. The balance of guarantees, as at the balance sheet date, was approximately 85 million dollars. (December 31, 2002 approximately 63 million dollars).

      5) Tadiran Com. was sold to the purchasing company in a transaction of representations.
             According to the terms of the transaction, if it transpires that the condition of Tadiran Com. is materially different from the representation made, the purchaser will be entitled to compensation from Tadiran. Under the terms of the sale, the commitment with respect to the accuracy of a large part of the material representations was limited in time, and has expired. Koor is a guarantor to the commitments of Tadiran.

      6) There are also guarantees, in an unlimited amount, to ensure due performance of work and customer agreements, product warranty, advance payments received and guarantees on behalf of liabilities to customs and excise authorities.

      7)     As a condition for the continued availability, see Notes 3 and 18.


                                                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-----------------------------------------------------------------------------------------------------------------

Note 23 - Data concerning Items in Statements of Operations

         A.       Revenues from sales and services - net (1) (2) (3):

         Consolidated:
                                                                                Year ended December 31
                                                                 ------------------------------------------------
                                                                        2003               2002               2001
                                                                 -----------        -----------       -----------
                                                                                NIS thousands
                                                                 ------------------------------------------------
         Local:
         Industrial operations                                      757,759            899,768           914,356
         Trading operations                                         262,692           *644,591          *602,474

         Abroad:
         Industrial operations - export and
          international operations                                5,902,716          5,157,580         5,347,902
         Trading operations                                         767,263           *397,851          *598,687
                                                                 -----------        -----------       -----------

                                                                  7,690,430          7,099,790         7,463,419
                                                                 ===========        ===========       ===========

         (1)    Not including agency sales                          386,491            315,124           357,755
                                                                 ===========        ===========       ===========

         (2)    Including sales to major customer                   753,863            415,442           668,629
                                                                 ===========        ===========       ===========

         (3)    Including sales under long-term credit
                arrangements (see also Note 2Q)                          -                   -              756
                                                                 ===========        ===========       ===========

         (4)    Revenues and expenses relating to work
                performed under long-term contracts:
                Revenues                                            979,950          1,359,621         1,091,090
                Costs                                              (793,260)          (949,898)         (896,849)
                                                                 -----------        -----------       -----------

                                                                    186,690            409,723           194,241
                                                                 ===========        ===========       ===========

         *  Reclassified




                                                                         Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-----------------------------------------------------------------------------------------------------------------------


Note 23 - Data to Items in Statements of Operations (cont'd)

         B.    Cost of sales and services - consolidated:

                                                                                  Year ended December 31
                                                                       ------------------------------------------------
                                                                              2003               2002               2001
                                                                       -----------        -----------       -----------
                                                                                      NIS thousands
                                                                       ------------------------------------------------
         Industrial operations:

         Materials                                                      2,757,523          2,766,122         2,951,420
         Labor                                                            775,567            906,158           968,353
         Subcontracted work                                                49,725             68,009            49,110
         Depreciation and amortization                                    180,228            189,720           191,801
         Research and development expenses, net (*)                       221,343            256,313           278,670
         Other manufacturing expenses                                     533,736            493,684           450,324
                                                                       -----------        -----------       -----------
                                                                        4,518,122          4,680,006         4,889,678

         Less - expenses charged to cost of fixed assets                    8,027             10,350             9,976
                                                                       -----------        -----------       -----------
                                                                        4,510,095          4,669,656         4,879,702

         Decrease in inventory of goods and
          work in process                                                  43,428             13,057            23,129
                                                                       -----------        -----------       -----------
                                                                        4,553,523          4,682,713         4,902,831

         Increase in inventory of finished goods                          (18,778)          (208,753)          (27,769)
                                                                       -----------        -----------       -----------
                                                                        4,534,745          4,473,960         4,875,062
                                                                       -----------        -----------       -----------
         Trading operations:

         Merchandise                                                      537,512            533,532           515,786
         Labor                                                             93,235             69,319           101,485
         Depreciation                                                      26,873             29,160            33,593
         Others                                                           200,579            209,809           239,760
                                                                       -----------        -----------       -----------
                                                                          858,199            841,820           890,624
                                                                       -----------        -----------       -----------

                                                                        5,392,944          5,315,780         5,765,686
                                                                       ===========        ===========       ===========

         (*) Net of grants and participations that were
             received and royalties that were paid, net                    (1,952)               788            12,403
                                                                       ===========        ===========       ===========

         C.    Selling and marketing expenses - consolidated:

                                                                                  Year ended December 31
                                                                       ------------------------------------------------
                                                                              2003               2002               2001
                                                                       -----------        -----------       -----------
                                                                                      NIS thousands
                                                                       ------------------------------------------------
         Salaries                                                         258,260            251,372           255,025
         Commissions                                                      142,256             97,030           109,196
         Advertising expenses                                              30,384             45,584            45,069
         Depreciation and amortization                                     97,086             78,843            65,544
         Other                                                            412,471            341,948           340,267
                                                                       -----------        -----------       -----------
                                                                          940,457            814,777           815,101
                                                                       ===========        ===========       ===========

                                                                             Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------------------------------------------------


Note 23 - Data to Items in Statements of Operations (cont'd)

         D.       General and administrative expenses:

                                                 Consolidated                                    Company
                                      ---------------------------------------      ---------------------------------------
                                            Year ended December 31                       Year ended December 31
                                      ---------------------------------------      ---------------------------------------
                                          2003           2002            2001           2003           2002           2001
                                      --------   ------------   -------------      ---------   ------------   ------------
                                                NIS thousands                                 NIS thousands
                                      ---------------------------------------      ---------------------------------------

         Salaries                     217,525        234,098         235,199         17,325         24,342         17,284
         Bad and doubtful
          debts                        36,903         33,933          29,983              -               -              -
         Depreciation and
          amortization                 24,070         30,797          28,996          1,342          1,665          1,749
         Other                        182,246        190,541         230,017         22,497         22,129         23,032
                                    ---------    ------------   ------------       --------    -----------    -----------

                                      460,744        489,369         524,195         41,164         48,136         42,065
                                    =========    ============   ============       ========    ===========    ===========


         E.       Financing expenses (income), net:

                                                 Consolidated                                    Company
                                      ---------------------------------------      ---------------------------------------
                                            Year ended December 31                       Year ended December 31
                                      ---------------------------------------      ---------------------------------------
                                          2003           2002            2001           2003           2002           2001
                                      --------   ------------   -------------      ---------   ------------   ------------
                                                NIS thousands                                 NIS thousands
                                      ---------------------------------------      ---------------------------------------
         In respect of
          convertible
          debentures                  15,319          17,825          6,576            612          1,139          5,607
         In respect of
          debentures                       -             651          2,301              -               -              -
         In respect of
          long-term loans            141,078         240,713        364,845         94,641        170,283        239,501
         In respect of
          short-term loans
          and credit                 182,868         168,478        214,512         (2,458)        15,024         43,316
         Amortization of
          capital raising
          expenses                     2,106           2,250            739              -              -            573
         Losses (gains)
          from marketable
          securities, net            (72,681)         44,112        (52,392)       (61,974)        35,691        (45,066)
         Interest
          capitalized to
          fixed assets and
          work in process               (371)        (14,860)       (15,176)             -              -              -
         Expenses (income)
          from investees, net              -               -              -         (1,251)         6,479         (5,296)
         Expenses (income)
          from deposits and
          others, net                (40,119)        (50,732)       (88,968)         5,538        (28,808)       (40,187)
                                   ----------    ------------   ------------      ---------    -----------    -----------

                                     228,200         408,437        432,437         35,108        199,808        198,448
                                   ==========    ============   ============      =========    ===========    ===========


                                                                         Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-----------------------------------------------------------------------------------------------------------------------

Note 23 - Data to Items in Statements of Operations (cont'd)

         F.    Other income (expenses), net

         1.    Consolidated
                                                                                 Year ended December 31
                                                                      ------------------------------------------------
                                                                             2003               2002               2001
                                                                      -----------        -----------       -----------
                                                                                     NIS thousands
                                                                      ------------------------------------------------
         Sale of investments and activities in investees
          (including changes in rates of holding)                         32,916            342,343           (59,401)
         Expenses relating to the termination,
          sale of activities and sale and write down
          of assets, net                                                (107,306)          (164,401)         (402,067)
         Supplemental severance pay and pensions                         (28,279)          (126,997)          (82,723)

         Management services affiliated companies                          2,272              2,674             2,290
         Joint ventures, net                                                   -                  -             1,499
         Compensation for damages                                          5,580             37,957               920
         Amortization of goodwill                                       (118,736)           (91,085)          (83,567)
         Miscellaneous, net                                               (6,168)             5,333               389
                                                                      -----------        -----------       -----------
                                                                        (219,721)             5,824          (622,660)
                                                                      ===========        ===========       ===========


         2.    Company

                                                                                 Year ended December 31
                                                                      ------------------------------------------------
                                                                             2003               2002               2001
                                                                      -----------        -----------       -----------
                                                                                     NIS thousands
                                                                      ------------------------------------------------
         Profit (loss) from sale of investments in
          investee companies                                               7,039            336,621           (53,725)
         Net changes in value of long-term assets                        (12,382)           (10,036)                 -
         Rental income, net*                                               7,216              9,219                  -
         Capital gain from sale of fixed assets                              (96)            29,189                 2
         Miscellaneous, net                                                3,914                438             1,821
                                                                      -----------        -----------       -----------

                                                                           5,691            365,431           (51,902)
                                                                      ===========        ===========       ===========

         *        Depreciation included in the Item                          668              1,235                  -
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


                                                                           Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------------------------------------------------


Note 23 - Data to Items in Statements of Operations (cont'd)

         G.    Equity of the Koor Group in the operating results of affiliates, net

         1.    Consolidated

                                                                                  Year ended December 31
                                                                       ------------------------------------------------
                                                                              2003               2002               2001
                                                                       -----------        -----------       -----------
                                                                                      NIS thousands
                                                                       ------------------------------------------------
         Affiliate companies, net (1)                                     108,049            245,703           682,779
         Amortization of goodwill (2)                                       5,774              6,388         1,211,746
                                                                       -----------        -----------       -----------

                                                                          113,823            252,091         1,894,525
                                                                       ===========        ===========       ===========

         (1) Including loss from a discontinued operation
                in an affiliate                                                 -            110,911            98,363
                                                                       ===========        ===========       ===========

         (2)  Including write-off of goodwill in an affiliate                   -                  -         1,114,931
                                                                       ===========        ===========       ===========


         2.    Company

                                                                                  Year ended December 31
                                                                       ------------------------------------------------
                                                                              2003               2002               2001
                                                                       -----------        -----------       -----------
                                                                                      NIS thousands
                                                                       ------------------------------------------------

         Equity of Koor in operating results for the year (1)              64,790           (900,592)       (1,148,606)
         Amortization of goodwill (2)                                     (28,520)           (23,159)       (1,214,788)
                                                                       -----------        -----------       -----------

                                                                           36,270           (923,751)       (2,363,394)
                                                                       ===========        ===========       ===========

         Dividend received\proposed                                        23,043             28,663           858,702
                                                                       ===========        ===========       ===========

         (1) Including loss from a discontinued operation
             in an affiliate                                                    -            110,911            98,363
                                                                       ===========        ===========       ===========

         (2) Including write-off of goodwill in investee companies              -                   -        1,114,931
                                                                       ===========        ===========       ===========


         H.    Results of discontinued operations

                                                                                                              Year ended
                                                                                                             December 31
                                                                                                                    2001
                                                                                                            -----------
                                                                                                           NIS thousands
                                                                                                            -----------

         Pre-tax loss on income                                                                                (29,992)
         Effect of tax                                                                                               -
         Minority share                                                                                            713
                                                                                                            -----------

                                                                                                               (29,279)
                                                                                                            ===========



                                                                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------------------------------------------------------

Note 23 - Supplementary Data to Items in Statements of Operations (cont'd)

         I.    Income (expenses) from investee companies and their participation in expenses - Company


                                                                     Year ended December 31
                            ---------------------------------------------------------------------------------------------------
                                       2003                           2002                                2001
                            ------------------------   ----------------------------    ----------------------------------------
                                                                                                                      Companies
                                                                                                                          whose
                            Consolidated  Affiliated   Consolidated      Affiliated    Consolidated  Affiliated    activity was
                               companies   companies      companies       companies       companies   companies    discontinued
                            ------------  ----------   ------------   -------------    ------------  ----------    ------------
                                                                      NIS thousands
                            ---------------------------------------------------------------------------------------------------

 Income:

 Management services             25,006           -         35,573               -          34,161           -               -
                            ============  ==========   ============   =============    ============  ==========    ============

 Administrative expenses -
 Salary and other
  administrative expenses         1,679           -          9,002               -           7,991           -               -
                            ============  ==========   ============   =============    ============  ==========    ============

 Financing income
  (expenses), net                 2,828           5         (6,480)              2           5,940           6            (650)
                            ============  ==========   ============   =============    ============  ==========    ============

 Rental income, net                   -           -            654               -               -           -               -
                            ============  ==========   ============   =============    ============  ==========    ============


                                                                                                                         F-98


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

                  The Company's agrochemical activities are carried out through Makhteshim Agan, considered a world's foremost manufacturer of generic crop protection solutions. Makhteshim Agan produces a full range of products, including insecticides, fungicides and herbicides, as well as plant growth regulators. In addition, the Company is engaged in specialty aroma chemicals and other different kinds of chemicals.

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

                  In 2001 the construction and infrastructures segment discontinued operations due to the discontinuation of activity of USM (which was consolidated in the construction and infrastructures segment. See Note 23H.

         B. Segment sales include products sold and services rendered to unrelated customers, which are not part of the group. Inter-industry segment sales are immaterial and are based primarily on prices determined in the ordinary course of business. Accordingly, these sales are not presented separately.

                  Segment operating earnings include all costs and expenses directly related to the relevant segment and charged on a proportionate basis, expenses that benefit more than one segment. Expenses and revenue presented in the statements of operations after operating earnings are not taken in account in the determination of operating earnings or loss. Identifiable assets by industry segments are those assets that are used by Koor in its activities in each segment.

                                 Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------


Note 24 - Business Segments (cont'd)


         C.       Data regarding business segments of the Koor Group:

                                                                Year ended December 31
                               ----------------------------------------------------------------------------------------
                                         2003                           2002                          2001
                               -------------------------   -----------------------------   ----------------------------
                                NIS thousands      %       NIS thousands            %      NIS thousands          %
                               --------------  ---------   -------------      ----------   -------------    -----------

         Revenues from
          sales and services:
         Segments:
         Telecommunication           796,059       10.35        814,108           11.47      1,217,399          16.31
         Defense electronics       1,286,432       16.73      1,687,551           23.77      1,412,425          18.93
         Agro-chemicals and
          other chemicals          5,191,913       67.51      4,140,471           58.32      4,101,360          54.95
         Others                      416,026        5.41        457,660            6.44        732,235           9.81
                                -------------  ---------   -------------      ----------   -----------      ----------
         Total segments            7,690,430      100.00      7,099,790          100.00      7,463,419         100.00
                                =============  =========   =============      ==========   ===========      ==========



                                                                 Year ended December 31
                               ----------------------------------------------------------------------------------------
                                         2003                           2002                          2001
                               -------------------------   -----------------------------   ----------------------------
                                NIS thousands      %       NIS thousands            %      NIS thousands          %
                               --------------  ---------   -------------      ----------   -----------      ----------

         Pre-tax earnings
           (losses):
         Operating earnings
           (loss) according
            to segments:

         Telecommunication             3,158         0.34       (178,623)         (34.43)       (212,742)         (55.73)
         Defense electronics          (4,294)       (0.46)        78,853           15.20          56,187           14.72
         Agro-chemicals
          and other chemicals        949,290       102.61        658,507          126.93         587,050          153.79
         Venture capital
          investments                 (1,445)      (0.16)         (7,894)          (1.52)         (8,293)          (2.17)
         Others                      (21,536)      (2.33)        (32,062)          (6.18)        (40,490)         (10.61)
                                   -----------   ---------    ------------      -----------    -----------      ----------
         Total segments              925,173       100.00        518,781          100.00         381,712          100.00
                                   ===========   =========    ============      ===========    ===========      ==========
         Joint general
          expenses                   (28,888)                    (38,917)                        (23,275)
                                   -----------                ------------                     -----------
         Total operating
          earnings                   896,285                     479,864                         358,437
         Financing
          expenses, net             (228,200)                   (408,437)                       (432,437)
         Other income
          (expenses), net           (219,721)                      5,824                        (622,660)
         Transfer to
          statement of income
          of translation
          differences of
          autonomous
          investee in
          voluntary liquidation            -                    (390,901)                              -
                                   -----------                ------------                     -----------
         Pre-tax
          earnings (losses)          448,364                    (313,650)                       (696,660)
                                   ===========                ============                     ===========


                                                                               Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-----------------------------------------------------------------------------------------------------------------------------



Note 24 - Business Segments (cont'd)


         C.       Data regarding business segments of the Koor Group: (cont'd)

         The Koor Group's equity in the excess of losses over earnings of affiliates, net, is as follows:


                                                                  Year ended December 31
                                   ------------------------------------------------------------------------------------------
                                               2003                         2002                            2001
                                   ---------------------------   ---------------------------    -----------------------------
                                    NIS thousands          %      NIS thousands          %       NIS thousands           %
                                   ----------------   --------   ----------------     ------    ---------------       -------

         Telecommunications          (101,795)          89.43       (246,998)          97.98      (1,884,621)          99.48
         Defense
          electronics                    (130)           0.11           (172)           0.07          (1,093)           0.06
         Venture capital
          investments                    (329)           0.30           (329)           0.13             (82)           0.00
         Others                       (11,569)          10.16         (4,592)           1.82          (8,729)           0.46
                                   --------------    ---------    -------------     ---------    -------------      ---------
                                     (113,823)         100.00       (252,091)         100.00      (1,894,525)         100.00
                                   ==============    =========    =============     =========    =============      =========


                                                                          December 31
                                                    ---------------------------------------------------------
                                                                 2003                      *2002
                                                    ---------------------------------------------------------
                                                      NIS thousands       %       NIS thousands        %
                                                    ---------------   --------  ---------------    ----------
         Identifiable assets:

         Segments:
         Telecommunications                             778,182          7.50       923,686           8.15
         Defense electronics                          1,104,515         10.66     1,379,797          12.17
         Agro-chemicals and other chemicals           7,329,815         70.69     7,640,956          67.41
         Venture capital investments                    223,733          2.16       284,283           2.51
         Others                                         932,586          8.99     1,105,797           9.76
                                                   -------------     ---------  ------------       ---------
         Total segments                              10,368,831        100.00    11,334,519         100.00
                                                                     =========                     =========

         Corporate assets                               557,162                   1,056,983
         Affiliates**                                   943,764                   1,041,296
                                                   -------------                ------------
                                                     11,869,757                  13,432,798
                                                   =============                ============


         **   Including an investment in ECI as at December 31, 2003 and 2002 in the amount of NIS 726 million and NIS 810 million respectively, which operates in the telecommunications segment.



                                                                Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------------------------------------



Note 24 - Business Segments (cont'd)


         C.       Data regarding business segments of the Koor Group: (cont'd)

                                                                     December 31
                                                 -----------------------------------------------------
                                                              2003                     2002
                                                 -------------------------  --------------------------
                                                  NIS thousands        %     NIS thousands        %
                                                 ---------------   -------  --------------   ---------

         Identifiable liabilities

         Segments:
         Telecommunications                          263,873          9.12      395,125       13.21
         Defense electronics                         728,443         25.16      912,345       30.51
         Agro-chemicals and other chemicals        1,733,760         59.89    1,469,201       49.13
         Venture capital investments                   8,930          0.31            -           -
         Others                                      159,870          5.52      213,876        7.15
                                                 ------------    ----------  -----------   -----------
         Total segments                            2,894,876        100.00    2,990,547      100.00
                                                                 ==========                ===========
         Corporate liabilities                        63,676                     79,841
                                                 ------------                -----------
                                                   2,958,552                  3,070,388
                                                 ===========                ===========


                                                          Year ended December 31
                              -----------------------------------------------------------------------------
                                         2003                       2002                    2001
                              ------------------------ ------------------------  --------------------------
                              NIS thousands    %        NIS thousands     %      NIS thousands       %
                              -------------  --------- -------------- ---------  -------------  -----------

         Capital
          investments:
         Segments:
         Telecommunications      7,173         2.25         15,554        1.19       59,685         6.13
         Defense
          electronics           28,210         8.85         45,753        3.48       53,187         5.46
         Agro-chemicals
          and other
          chemicals            277,195        86.94      1,241,091       94.53      821,754        84.37
         Venture capital
          investments                -            -              -           -        2,928         0.30
         Others                  6,262         1.96         10,464        0.80       36,487         3.74
                            ------------    ---------  -------------  ----------  -----------   ---------
         Total segments        318,840       100.00      1,312,862      100.00      974,041       100.00
                                            =========                 =========

         Discontinued
          activity                   -                           -                      194
         Corporate assets          392                         108                      386
                             ----------                 -----------               ----------
                               319,232                   1,312,970                  974,621
                             ==========                 ===========               ==========



                                                               Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------------------------------------



Note 24 - Business Segments (cont'd)

         C.       Data regarding business segments of the Koor Group: (cont'd)


                                                       Year ended December 31
                              -----------------------------------------------------------------------------
                                        2003                       2002                    2001
                              ------------------------  -----------------------   -------------------------
                                NIS thousands    %       NIS thousands     %      NIS thousands       %
                              ---------------  -------  -------------- --------   -------------   ---------

         Depreciation and
          amortization:
         Segments:
         Telecommunications       44,696        10.17      57,664       13.67       62,547          15.55
         Defense electronics      39,297         8.94      49,825       11.81       50,718          12.61
         Agro-chemicals
          and other
          chemicals              318,492        72.47     278,482       66.03      238,712          59.34
         Venture capital
          investments                               -           -          -         1,859           0.46
         Others                   37,029         8.42      35,792        8.49       48,436          12.04
                            ------------    ---------  -------------  ----------  -----------   ---------
         Total segments          439,514       100.00     421,763      100.00      402,272         100.00
                                            =========                 ==========                ==========
         Discontinued
          activity                     -                        -                   12,228
         Corporate assets         13,050                    1,817                    2,744
                            ------------               -------------              -----------
                                 452,564                  423,580                  417,244
                            ============               =============              ===========




         D.       Revenues from sales and services by geographic location

                                                           Year ended December 31
                                                --------------------------------------------------
                                                      2003              2002             2001
                                                ----------         ----------        ----------
                                                                 NIS thousands
                                                --------------------------------------------------

         North America                           1,152,009          1,125,925         1,225,494
         Europe                                  2,473,635          1,864,012         1,906,611
         South America                           1,670,256          1,213,485         1,663,223
         Asia and Australia                      1,050,873          1,123,387           923,134
         Africa                                    323,206            228,632           228,127
         Israel                                  1,020,451          1,544,349         1,516,830
                                                 ---------          ---------         ---------
                                                 7,690,430          7,099,790         7,463,419
                                                 =========          =========         =========

                                 Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------


Note 24 - Business Segments (cont'd)

         E.     Assets by geographic location of manufacturing operation


                                                           December 31
                                               --------------------------------
                                                        2003              2002
                                               -------------     --------------
                                               NIS thousands     NIS thousands
                                               -------------     --------------

         Israel                                   8,636,399        11,371,319
         South America                            1,530,178         1,502,393
         Europe                                   1,495,176           297,074
         United States                              167,808           177,698
         Others                                      40,196            84,314
                                               -------------     --------------

                                                 11,869,757        13,432,798
                                               =============     ==============


         F.     Capital investments in assets by geographic location


                                                           December 31
                                               --------------------------------
                                                        2003              2002
                                               -------------     --------------
                                               NIS thousands     NIS thousands
                                               -------------     --------------

         Israel                                     248,131         1,239,314
         Brazil                                      40,725            56,581
         United States                                2,719             9,463
         Others                                      27,657             7,612
                                               -------------     --------------

                                                    319,232         1,312,970
                                               =============     ==============

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


         C.       Benefits to interested parties - Company

                  1.       Directors (*)

                                                                  Year ended December 31
                                                             ---------------------------------
                                                                2003         2002         2001
                                                             ---------   ----------  ---------
                                                                      NIS thousands
                                                             ---------------------------------

                  Directors not employed by the Company:
                  Annual compensation and participation
                  in meetings:

                  Claridge Group                                115         245          157
                                                            =========   ==========  =========
                  Number of directors                             3           3            3
                                                            =========   ==========  =========

                  Poalim Assets (Shares) Ltd.                     -          95          130
                                                            =========   ==========  =========
                  Number of directors                             -           2            2
                                                            =========   ==========  =========

                  Other directors                               442         533          482
                                                            =========   ==========  =========
                  Number of directors                             8          10            9
                                                            =========   ==========  =========

                 (*) Including directors who have been replaced during the year.


                                                 Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
----------------------------------------------------------------------------------------------


Note 25 - Transactions and Balances with Interested Parties (cont'd)

         C.       Benefits to interested parties (cont'd)

         2.       Consultancy services

                                                                    Year ended December 31
                                                               ------------------------------
                                                                  2003       2002      2001
                                                               -------    --------  ---------
                                                                        NIS thousands
                                                               ------------------------------

                  Claridge                                       1,789      1,871     1,800
                                                               =======    =======   =======

                  Poalim Capital Markets and Investment Ltd.         -      1,433     1,800
                                                               =======    =======   =======


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

                  In consideration for the consultancy the Company has agreed to pay an annual sum which will not exceed 400,000 dollars to each of the consultants. The agreements are for the period of one year and are automatically renewable each year, unless one of the parties gives 60 days' prior notice of the termination of the agreement.

                  On the date on which Bank Hapoalim ceased to be an interested party in Koor, the agreement with Poalim expired.


Note 26 - Earnings (Loss) Per Share

         A. Adjusted net earnings (loss) used in the computation of earnings per NIS 1 par value of the share capital:

                                                                    Year ended December 31
                                                             --------------------------------------
                                                                  2003         2002            2001
                                                             ---------   ----------    ------------
                                                                        NIS thousands
                                                             --------------------------------------

         Net earnings (loss) used in the computation
          of earnings (loss) per NIS 1 par value of shares      46,362     (766,969)    (2,650,927)
                                                             =========    ==========    ===========



                                                              Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-----------------------------------------------------------------------------------------------------------


Note 26 - Earnings (Loss) Per Share (cont'd)


         B. Weighted number of ordinary shares of NIS 0.001 used in the computation of net earnings (loss) per NIS 1 par value of the share capital:

                                                                          Number of ordinary shares
                                                                -------------------------------------------
                                                                    2003            2002               2001
                                                                ---------       --------         ----------

         Total share capital used in the computation of
         Earnings (loss) per share                             15,716,725     15,173,291         15,188,463
                                                               ==========     ==========         ==========

         C. To examine that the conversion or exercise of convertible securities is reasonable, the present value of these securities was computed according to a discount rate of 4% (December 31, 2002 - 6%, December 31, 2001 - 4%) for
                  securities linked to the CPI.


Note 27 - Events Subsequent to the Balance Sheet Date

         1. In March 2004, the Board of directors of ECI resolved to distribute 7.6 million shares of ECtel as a dividend to the shareholders of ECI. After this distribution, which is subject, inter alia, to the approval of the Court, ECI will hold about 16% of the shares in ECtel, and Koor will hold about 13% of these shares.

         2. Subsequent to the balance sheet date, Cisco decided to purchase all of the shares of Riverhead Inc. from its shareholders, in consideration for 39 million dollars. The share of Koor CVC in the consideration amounts to approximately 7 million dollars. The projected pre-tax gain to Koor is about 4 million dollars.

         3. With respect to the sale of 7.3% of the shares of M-A Industries, see Note 3.C(10).

         4. With respect to the issuance of convertible securities to Knafayim shares, see Note 3.F(2).

                                 Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------


Note 28 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements

         A. Koor's consolidated financial statements conform with Israeli generally accepted accounting principles ("Israeli GAAP"), which differ in certain respects from those generally accepted in the United States of America ("US GAAP") as described below:

                  1.       Effect of inflation

                  In accordance with Israeli GAAP:
                  The consolidated financial statements of Koor are expressed in terms of a uniform monetary unit - the Israeli shekel inflation-adjusted which follows adjustment in respect to the changes in the Consumer Price Index (CPI). (See Note 2B).

                  In accordance with US GAAP:

                  The financial statements should be expressed in current nominal historical monetary terms.

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


                  2.       ECI and TTL - merger

                  In accordance with Israeli GAAP:
                  The merger between ECI and TTL in 1999 was recorded in Koor's financial statement at book values and treated based on the accounting principles in exchange of similar asset transactions. Pursuant to the merger agreement, shares of TTL held by Tadiran were exchanged for ECI shares at an exchange rate determined in the merger agreement.

                  In accordance with US GAAP:
                  According to EITF 98-3 the merger of ECI and TTL is not considered as an exchange of similar assets in respect of Koor and Tadiran and therefore a capital gain from the realization of TTL is recorded and an original differential is recorded on behalf of ECI and allocated to goodwill.
                  In 2001 Koor's management decided to reduce the book value of the investment in ECI in respect of decrease in value of an other than temporary nature. Therefore, the Company wrote-off the balance of the goodwill in the amount of NIS 164 million.

                  In 2001 Tadiran sold its shareholding in ECI to Koor. Therefore, the deferred taxes which were created during the merger were realized and an income tax expense in the amount of NIS 133 million was recorded.

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

                  In accordance with US GAAP:
                  In accordance with FAS No. 15 - "Accounting by Debtors and Creditors for doubtful Debt Restructuring" future interest payments must be deducted from the restructuring of an old debt. The recognition of non-realized earnings (which represents deferred interest) is affected by payments of interest over the period from the date of the restructuring of the debt up to its repayment date. As at December 31, 2002, the entire balance of the deferred interest was fully amortized.

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

                           In the event that a dividend is distributed out of tax-exempt earnings of the "approved enterprise" under the "alternative benefits" track, the distributing company will be subject to a 25% tax on the distributed earnings. Furthermore, the shareholders will be liable to tax at the rate of 15%. However, if the shareholder is a company, that shareholder will be entitled to a 15% tax credit, if and when such dividend out of "approved enterprise" earnings is distributed to its shareholders.

                  In accordance with Israeli GAAP:
                  Deferred tax should not be provided in respect to the undistributed tax-exempt earnings of an "approved enterprise" of subsidiaries, whose earnings have been reinvested and will not be distributed to the company shareholders.

                  Koor has not provided deferred tax in respect to undistributed tax-exempt earnings attributed to the "approved enterprise" of subsidiaries, which may be distributed, since it is the Group's policy not to initiate such a dividend distribution.

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

                                 Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------


Note 28 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         A.       Differences between Israel GAAP and US GAAP (cont'd)

                  5. Handling of "benefit component" in respect of options issued to employees (cont'd)

                  In accordance with US GAAP:

                  a)       Fixed Option Plan:

                           Under US GAAP (APB-25), the "benefit component" is measured as the difference between the share market price and the exercise price of the option, at the date of grant. The benefit is charged as a salary expense during the period in which the employee performs the services for which the benefit was granted.

                  b)       Variable Option Plans:

                           In the event that the options have been issued to employees for the future performance of work or services, the benefit is charged to salary expense in the statement of operations. The "benefit component" is measured as the difference between the share market price and the exercise price of the option at the end of each reporting period, and the proportional part of the period which has passed, in relation to amounts previously recorded at the beginning of that reporting period.


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

                  A change in the value of trading securities, including unrealized earnings, is charged to the statement of operations, while unrealized earnings after tax, if any, of the available for sale type is reported as a separate item within shareholders' equity.

                  Most of the securities held by the Company are available-for-sale securities.

                                 Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------


Note 28 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         A.       Differences between Israel GAAP and US GAAP (cont'd)

                  7. Allocation of proceeds from an issuance to debentures, when securities are issued as a package (issuance by Koor in 1994):

                  According to the accounting policy at this issuance:
                  The proceeds from an issuance of debentures and stock warrants, as a package, are allocated to debentures according to their face value while the remainder of the proceeds is attributed to the share warrants.

                  In accordance with US GAAP:
                  The proceeds from an issuance of share options and convertible debentures, as a package, are split based on the relative fair value, of these securities at the date of issuance. This will sometimes result in the recording of a discount in respect of the convertible debentures that is to be amortized as interest expense over the term of debentures.

                  As at December 31, 2003, the entire balance of the deferred interest was amortized in full.


                  8.       Convertible securities of investee companies

                  In accordance with Israeli GAAP:
                  According to Opinion No. 48 and 53 of the ICPAI, a parent company is required to create a provision for losses, which it may incur from the dilution of its holdings in investee companies, when it is probable that the share options will be exercised or the debentures will be converted.

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

                                 Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------



Note 28 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         A.       Differences between Israel GAAP and US GAAP (cont'd)


                  9. Employee severance benefits as a part of an efficiency program (up to and including 2002):

                  In accordance with Israeli GAAP:
                  Employee severance benefits, as part of future anticipated dismissals, are recorded when management decides on the dismissals, and/or when management intended on the dismissals.

                  In accordance with US GAAP:
                  According to the provisions of EITF 94-3, which was in effect until December 31, 2002, employee severance benefits, when dismissal is part of an efficiency program, are charged as an expense in the financial statements only when all the following conditions exist:

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

                  10.      Earnings per share:

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

                  In accordance with US GAAP:
                  In accordance with FAS 128 "earnings per share" - basic earnings per share are computed on the basis of the weighted average number of shares outstanding during the year. Diluted earnings per share is computed on the basis of the weighted average number of shares outstanding during the year, plus the dilutive potential effect of ordinary share options considered outstanding during the year.

                                 Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------


Note 28 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         A.       Differences between Israel GAAP and US GAAP (cont'd)

                  11.      Acquiring an Investment in stages:

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

                  12.      Venture capital investments:

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

                  13.      Revenue recognition - SAB 101:

                  In accordance with US GAAP:
                  During the fourth quarter of 2000, the US SEC published Staff Accounting Bulletin No. 101 (hereinafter - "SAB 101"), which provides criteria for revenue recognition which is stricter with the revenue recognition rules, which are to be implemented retroactively to the beginning of 2000, by way of cumulative effect to the beginning of the year and presentation of the previous quarters once again.
                  ECI implemented these guidelines in its statements, which are prepared in accordance with US GAAP.

                  The cumulative effect of the sales cancelled upon initial adoption of SAB 101, was spread over the years 2000 through 2003. Commencing with 2004, there will be no additional effect deriving from the cancellation of these revenues.

                  In accordance with Israeli GAAP:
                  The provision does not apply in Israel, although it is possible to adopt the principles set out in the rule, if management estimates that the method of revenue recognition prescribed in SAB 101 is appropriate for economic and commerce conditions presently existing in its area of business.
                  This rule was adopted as of the fourth quarter of 2000, without implementing cumulative effect to the beginning of 2000 and without presenting data, which has already been published in the past. Therefore, cumulative effect has been recorded in the adjustment note in 2000 in the sum of NIS 39,456 thousand.

                                 Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------



Note 28 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         A.       Differences between Israel GAAP and US GAAP (cont'd)


                  14.      Exchange of assets:

                  In accordance with Israeli GAAP:
                  In 2001 NetEye shares were transferred from Telrad to ECtel, as described in Note 3D(2), the transaction treated based on the accounting principles in Exchange of Similar Assets transactions and therefore neither a profit nor a loss was recorded.

                  In accordance with US GAAP:
                  According to EITF 98/3 this transaction is not seen as an Exchange of Similar Assets transaction and therefore a profit of NIS 29,166 thousand was recorded.

                  During 2003 Telrad sold portions of ECtel's shares, the profit recorded under US GAAP was lower than the one recorded under Israeli GAAP as their book value was lower in accordance with Israeli GAAP.

                  In 2001 Millenia shares previously held by the minority shareholders, were purchased in exchange for M-A Industries' shares (as described in Note 3C(3). This transaction was also treated as an Exchange of Similar Assets under the Israel GAAP. According to the US GAAP this transaction was not seen as an exchange of similar assets and therefore a profit of NIS 6,439 thousand was recorded.

                  In 2002 a consolidated company of Telrad was merged with another company. According to Israeli GAAP, this transaction is treated as an Exchange of Similar Assets, and therefore no profit is recognized. According to US GAAP, the transaction is not an Exchange of Similar Assets and therefore a profit of NIS 15,105 thousand was recorded.


                  15.      Financial Derivatives

                  In accordance with Israeli GAAP:
                  The Company applied FAS 52, FAS 80 and EITF 90-17 to its financial derivatives.

                  In accordance with US GAAP:
                  As of 2001, the Company applied FAS 133 to the derivatives based on the cumulative effect at the beginning of the year (NIS 2,718 thousand).

                  According to US GAAP, the financial derivatives of the Company are stated at fair value and changes in the fair value are charged to the statement of operations in the period they occurred.

                                 Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------


Note 28 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         A.       Differences between Israel GAAP and US GAAP (cont'd)

                  16. Securitization agreement of M-A Industries and its consolidated companies

                  In accordance with Israeli GAAP:
                  This transaction was treated as a sales transaction, only in relation to the sale of customer debts which were included in the securitization transaction, and whose associated control and risks have been completely transferred to the purchaser, and the proceeds were received in cash or with an undeferred liability.

                  In accordance with US GAAP:
                  Until 2002, the transaction did not meet the criteria set out in FAS 140 for the classification as a sales transaction. Therefore, the transaction was treated as a secured borrowing, and the balance of customers in 2002 increased by 101.8 million dollars and by 95.5 million dollars in 2001, against a similar increase in short-term credit.

                  As of July 2003, the transaction meets the criteria set out in FAS 140 and is classified as a sale transaction.


                  17.      Impairment of Assets

                  In accordance with Israeli GAAP:
                  The Company applied Standard No. 15 under which the Company needs to test the recoverable amount of the assets, which is the higher of the net sales price and usage value. A loss from impairment will be reversed only if changes have occurred in the estimates used in determining the recoverable value of the asset, from the date of which the last impairment was recognized.

                  In accordance with US GAAP:
                  The Company applied FAS 144 with respect to long-lived assets and APB 18 with respect to equity method investees. Under FAS 144 an impairment of long-lived asset is recorded only if the undiscounted cash flows of the related asset does not cover its book value.

                  Under APB 18 a loss is recorded only when the impairment investees is other than temporary.
                  Both under FAS 144 and under APB 18 reversals of impairments are not allowed, unless the assets are held for sales.

                  ECI's Impairment:

                  In accordance with Israeli GAAP, on September 30, 2002 the Company wrote down its investment in ECI by NIS 130 million (see Note 3A(1)). Of the NIS 130 million write down, the Company realized a capital reserve from foreign currency translation adjustments generated by Koor in relation to its investment in ECI, in the amount of NIS 105 million. The balance of NIS 25 million was charged to the statement of income.

                                 Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------



Note 28 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         A.       Differences between Israel GAAP and US GAAP (cont'd)

                  17.      Impairment of Assets (cont'd)

                  ECI's Impairment:  (cont'd)

                  In November 2003, the Company reversed the impairment in the amount of NIS 73 million. The cancellation was recorded against the capital reserve from translation differences (credit) which was realized when the provision was recorded.

                  In accordance with US GAAP, under FAS 52, a capital fund from translation differences will be realized upon realization of the investment or liquidation of the investee company. Accordingly, an expense in respect to impairment in value was charged to the statement of operations.
                  In addition, the excess of Koor's share in ECI's shareholders equity over its investment in ECI was attributed to ECI's non-current assets.

                  Due to the fact that Koor's share in ECI's shareholders' equity is higher than its investment in ECI, the excess of Koor's share in the equity over the investment was attributed to ECI's non-current assets.

                  According to US GAAP the impairment was not reversed.

                  18.      Goodwill and Other assets:

                  In accordance with Israeli GAAP:
                  Goodwill is amortized over its economic life but no more than 20 years. Goodwill is monitored for a decrease in value where there are indications indicating a permanent decrease in the value of the goodwill.

                  In accordance with US GAAP:
                  Starting on January 1, 2002, goodwill balances will not be amortized systematically but will be monitored by means of an impairment test to be carried out at least once a year on a fixed date in accordance with the directives in FAS 142, where in the first year of implementation the impairment test will be on January 1, 2002. Amortization of goodwill caused following the first implementation of the impairment test on January 1, 2002, will be recorded as a cumulative effect in respect of a change in the accounting method. Accordingly, a cumulative effect of NIS 806 thousand was recorded in the adjustment note in 2002.


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

Notes to the Financial Statements
----------------------------------------------------------------------------------------------------------------



Note 28 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         A.       Differences between Israel GAAP and US GAAP (cont'd)


                  19. Adjustment on net loss of ECI as being reported according to the US GAAP to the net loss as being reported according to the Israeli GAAP:

                                                                                                      Year ended
                                                                                                     December 31
                                                                                                            2003
                                                                                                  --------------
                                                                                                   US$ thousands
                                                                                                  --------------


                  Net loss of ECI based on its reported profit according to US GAAP                     (71,040)
                  Adjustments:
                  Timing differentials for revenue recognition for implementation of SAB 101             (5,905)
                  Finance income - FAS 133                                                               (4,843)
                  Tax expenses                                                                             (956)
                  Write-down of excess cost attributed to intangible assets                              (1,556)
                  Profit from marketable securities                                                       1,282
                  Decline in value of assets                                                              2,452
                                                                                                   -------------
                  Net loss of ECI according to Israeli GAAP                                             (80,566)
                                                                                                   =============



                                                                         Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-----------------------------------------------------------------------------------------------------------------------



Note 28 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         B. The effect of the material differences between Israeli and US GAAP on the financial statements

         1.       Statements of operations:

                                                                                         Year ended December 31
                                                                              -----------------------------------------
                                                                                  2003              2002          2001
                                                                              ----------      ----------   ------------
                                                                                            NIS thousands
                                                                              -----------------------------------------

         a)       Net earnings (loss) as reported, according to
                  Israeli GAAP                                                   46,362        (766,969)    (2,650,927)
                                                                              ----------      ----------    -----------

                  Amortization of deferred interest in respect of
                   the restructuring of debts                                         -           4,812          6,726
                  Deferred taxes                                                (67,144)          5,906         55,689
                  Salary expenses in respect of share options
                   issued to employees                                         (185,276)            486        (18,725)
                  Loss (gain) from marketable securities, net                   (58,319)         54,145        (13,633)
                  Provisions for anticipated losses from realization
                   of convertible securities in investee companies               50,729            (515)        (8,092)
                  Amortization of discount in respect of
                   convertible debentures                                           (18)           (338)        (1,067)
                  Severance pay arising from an efficiency program              (10,181)          7,130          2,408
                  Capital gain from a decline in holding in
                   consolidated company                                               -           6,199              -
                  Acquiring an investment in stage                                    -               -          4,652
                  Venture capital investments                                    15,790         (16,327)           769
                  Amortization of goodwill in accordance
                   with a merger of ECI and TTL                                       -               -       (164,175)
                  Temporary differences resulting from recognition
                   of revenue arising from application of SAB 101                 7,949           2,230         36,060
                  Profit from exchange of assets                                      -          15,105         35,605
                  Discontinuing activities                                            -             835              -
                  Impairment in value                                            (4,983)          5,858
                  Differences from investee due to impairment
                   previously recorded                                          (10,583)        (14,342)             -
                  Foreign currency translation due to impairment                 (9,093)       (105,124)             -
                  Amortization of goodwill and other assets                      29,533          87,234              -
                  Derivatives (FAS 133)                                         (34,002)        (27,005)        (1,467)
                  Other                                                           1,078          (4,669)             -
                                                                              ----------      ----------    -----------
                                                                               (274,520)         21,620        (65,250)
                  Income taxes                                                    1,287            (937)       128,681
                  Minority interests in respect of the above differences        121,563         (14,469)       (40,143)
                                                                              ----------      ----------    -----------
                                                                               (151,670)          6,214         23,288

                  Cumulative effect as beginning of the year                          -            (806)         2,718
                                                                              ----------      ----------    -----------
                                                                               (151,670)          5,408         26,006
                                                                              ----------      ----------    -----------

                  Loss according to US GAAP                                    (105,308)       (761,561)    (2,624,921)
                                                                              ==========      ==========    ===========


                                                                       Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
----------------------------------------------------------------------------------------------------------------------



Note 28 - Material Differences Between Israeli and US GAAP and their Effect on the
          Financial Statements (cont'd)

         B.       The effect of the material differences between Israeli and US GAAP on the financial statements (cont'd)

         1.       Statements of operations (cont'd):


         b)       Earnings (loss) per ordinary share

                                                                                     Year ended December 31
                                                                      ------------------------------------------------
                                                                             2003              2002              2001
                                                                      -----------      ------------       ------------
                                                                                             NIS
                                                                      ------------------------------------------------
                  Basic and diluted earnings per ordinary share:

                  As reported according to Israeli GAAP                      3.19           (50.55)          (174.54)
                                                                       ===========     ============       ============

                  As reported according to US GAAP                          (6.81)          (50.18)          (172.81)
                                                                       ===========     ============       ===========

                  Weighted average of number of shares
                  and share equivalents according to
                  US GAAP                                              15,474,614       15,173,291        15,188,463
                                                                       ===========     ============       ===========



                  Share equivalents are not reflected in US GAAP due to the fact that they are anti-dilutive.





                                                                            Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
----------------------------------------------------------------------------------------------------------------------------



Note 28 - Material Differences Between Israeli and US GAAP and their Effect on the
          Financial Statements (cont'd)

         B.       The effect of the material differences between Israeli and US GAAP on the financial s tatements (cont'd)

         2.       Balance sheet:

                                                                    December 31
                            -----------------------------------------------------------------------------------------------
                                                 2003                                           2002
                            ----------------------------------------------   ----------------------------------------------
                               As reported      Adjustments       US GAAP      As reported       Adjustment        US GAAP
                            ---------------   -------------   ------------   --------------    ------------     -----------
                                                                        NIS thousands
                            -----------------------------------------------------------------------------------------------

         Investments in
          affiliates               943,764         (60,839)        882,925       1,041,296         (28,296)      1,013,000
         Customers (7)           2,052,461          10,847       2,063,308       2,002,680         462,629       2,465,309
         Investments
          and other
          receivables              483,384          24,865         508,249         571,539          34,627         606,166
         Fixed assets, net       2,928,407          11,455       2,939,862
         Intangible assets
          after
          amortization (8)       2,121,083         119,357       2,240,440       2,396,817         109,463       2,506,280
         Total assets           11,869,757         105,685      11,975,442      13,445,813         578,422      14,024,235

         Other payables (6)      1,270,217          75,551       1,345,768       1,394,455          (2,432)      1,392,023
         Short-term
          liabilities (7)        1,577,402               -       1,577,402       2,315,499         473,137       2,788,636
         Convertible
          debentures (3)           340,270               -         340,270         397,504             (18)        397,486
         Deferred taxes (2)        199,787          69,681         269,468         208,464          90,568         299,032
         Minority                1,736,531          38,363       1,774,894       1,528,410          36,452       1,564,862
         interests (5)
         Capital reserve
          for "available
          for sale"
          securities(1)                  -         (30,074)        (30,074)              -         (62,646)        (62,646)
         Capital
          reserves(3)(4)(9)      2,367,341         224,217       2,591,558       2,443,490         163,748       2,607,238
         Retained
          losses(5)             (1,111,142)       (272,056)     (1,383,198)     (1,008,379)       (120,386)     (1,128,765)
         Total
          shareholders'
          equity                 1,740,393         (77,913)      1,662,480       1,727,169         (19,284)      1,707,885

         (1)      Adjustment of value of investment securities to market value.
         (2)      Change in deferred taxes.
         (3)      Debentures issued with stock options.
         (4)      Share options issued to employees.
         (5)      Effects of the reconciliation to US GAAP.
         (6)      Provision for employee severance benefits resulting from an  efficiency program, financial derivatives.
         (7)      Securitization agreement, customers revaluation.
         (8)      Original differentials arising from the exchange of shares in the merger, and increasing the holdings in a consolidated company, reversal of systematic provisions related to goodwill and intangible assets.
         (9)      Cumulative foreign currency translation adjustments, cancellation of provision for decline in value of autonomous investee.




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

         3.       Comprehensive loss

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

                                                                  Year ended December 31
                                                       ----------------------------------------------
                                                              2003            2002           2001
                                                       -------------   -------------   --------------
                                                                       NIS thousands
                                                       ----------------------------------------------

         Net loss according to US GAAP                    (105,308)      (761,561)       (2,624,921)
                                                       -------------   -------------   --------------
         Other comprehensive earnings, after tax:
         Adjustments from translation of
          financial statements of
          investee companies                              (149,231)       395,432           283,583
         Unrealized gains (loss) from securities            32,572        (54,145)           13,633
                                                       -------------   -------------   --------------
         Total other comprehensive earnings (loss)        (116,659)       341,287           297,216
                                                       -------------   -------------   --------------
         Total comprehensive loss                         (221,967)      (420,274)       (2,327,705)
                                                       =============   =============   ==============


     [Letterhead of Brightman Almagor, a Member Firm of Deloitte & Touche]


              INDEPENDENT AUDITORS' REPORT TO THE SHAREHOLDERS OF
                       SCOPUS NETWORK TECHNOLOGIES LTD.


We have audited the accompanying balance sheets of Scopus Network Technologies Ltd. ("the Company") as of December 31, 2003 and 2002 and the related consolidated statements of operations, changes in shareholders' equity and cash flows, for each of the three years, in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2003 and 2002, and the consolidated results of its operations, changes in its shareholders' equity and its cash flows for the three years, in the period ended December 31, 2003, in conformity with generally accepted accounting principles in Israel.

Accounting principles generally accepted in Israel vary in certain respects from accounting principles generally accepted in the United States of America. As stated in Note 2Q, for purposes of these financial statements, the application of the latter would not have materially effected the Company's net income for each of the three years in the period ended December 31, 2003, its shareholders' equity and its financial position as of December 31, 2003 and 2002 as reported in these financial statements.

As explained in Note 2A, the financial statements are presented in U.S.
dollars.

/s/ Brightman Almagor & Co.

Brightman Almagor & Co.
Certified Public Accountants
Tel Aviv, Israel
March 17, 2004

                 [Letterhead of Kost Forer Gabbay & Kasierer]

                      Auditors' Report to the Partners of

                             Koor Venture Capital


         We have audited the accompanying balance sheets of Koor Venture Capital (hereinafter - "the Partnership") as at December 31, 2003 and 2002, the results of its operations, changes in partners' equity and cash flows, for each of the three years, the last of which ended December 31, 2003. These financial statements are the responsibility of the Partnership's partners and of its Management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We did not audit the financial statements of the affiliate, the investment in which, at equity, amounted to NIS 7,313 thousands and NIS 1,974 thousands as of December 31, 2003 and 2002, respectively, and the Company's equity in it's losses amounted to NIS 329 thousands, NIS 329 thousands and NIS 8,570 thousands for the years ended December 31, 2003, 2002 and 2001, respectively. The financial statements of this company was audited by another auditor, which report has been furnished to us, and our opinion, insofar as it relates to amounts included for this company, is based on the report of the another auditor.

         We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, based on our audits and the report of another auditor, the financial statements referred to above present fairly, in all material respects, the financial position of the Partnership as of December 31, 2003 and 2002 and the results of its operations, changes in partners' equity and its cash flows for each of the three years, the last of which ended December 31, 2003, in conformity with accounting principles generally accepted in Israel.

         Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States. In these financial statements there is a difference between the two GAAP methods for each reported year. The material differences between Israeli and U.S. GAAP as presented in the financial statements are stated in
Note 9 to the financial statements.

         As explained in Note 2, the above-mentioned financial statements are stated in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with opinions of the Institute of Certified Public Accountants in Israel.


                                             /s/  KOST FORER GABBAY & KASIERER
Tel-Aviv, Israel                             KOST FORER GABBAY & KASIERER
March 23, 2004                               A Member of Ernst & Young Global

                 [Letterhead of Kost Forer Gabbay & Kasierer]



                               AUDITORS' REPORT

                            To the shareholders of

                                KOOR TRADE LTD.

         We have audited the accompanying balance sheets of Koor Trade Ltd. ("the Company") as at December 31, 2003 and 2002, and the related statements of operations, changes in shareholder's equity (deficiency) and cash flows for each of the three years in the period ended December 31, 2003 not presented separately herein. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We did not audit the financial statements of a certain companies the investment in which at equity, amounted to NIS 34.1 million and NIS 13.9 million as of December 31, 2003 and 2002, respectively, and the Company's equity in their income (losses) amounted to NIS 5.6 million, NIS 6.5 million and NIS (5.1) million for the years ended December 31, 2003, 2002 and 2001, respectively. Those financial statements which part of them presented in accordance with accounting principles generally stipulated by International Financial Reporting Standards and part of them presented in accordance with accounting principles generally accepted in the United States, were audited by other auditors whose reports as of years ended December 31, 2003 and 2002, have been furnished to us, and our opinion, insofar as it relates to the amounts utilized by Company's management (before reconciliation to accounting principles generally accepted in Israel and in United States) of and for the three years in the period ended December 31, 2003, is based solely on the reports of the other auditors.

         We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and with auditing standards generally accepted in Israel. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts (including the Company's reconciliation of the financial statements of the aforementioned certain subsidiary to accounting principles generally accepted in Israel and in United States) and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

         In our opinion, based on our audits and the reports of the other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended of December 31, 2003, in conformity with accounting principles generally accepted in Israel which differ in certain respects from those followed in the United States, as described in
Note 11 to the financial statements.

                 [Letterhead of Kost Forer Gabbay & Kasierer]


         Without qualifying our opinion, we wish to draw attention that the Company has restated its financial statements for the year ended December 31, 2003 and 2002 in order to retroactively reflect the effect of the operating results of an investee whose investment in the financial statements for December 31, 2003 and 2002 did not include its operating results for 2003 and 2002, respectively.


                                            /s/ KOST, FORER GABBAY & KASIERER

Tel-Aviv, Israel                              KOST, FORER GABBAY & KASIERER
May 28, 2004                                  A Member of Ernst & Young Global

     [Letterhead of Brightman Almagor, a Member Firm of Deloitte & Touche]

                         Independent Auditors' Report

To the Shareholders of
Sheraton Moriah (Israel) Ltd.

We have audited the accompanying balance sheets of Sheraton Moriah (Israel) Ltd. (the "Company") as at December 31, 2003 and 2002, and the consolidated balance sheets of the Company and its subsidiaries as at such dates, and the related statements of operations, shareholders' equity, and cash flows, for each of the three years, in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain subsidiaries, including those consolidated by the proportionate consolidation method, whose assets constitute 2% and 5.5% of the total consolidated assets as at December 31, 2003 and 2002 respectively, and whose revenues constitute 12%, 18.1% and 19% of the total consolidated revenues for the years ended December 31, 2003, 2002, and 2001 respectively. The financial statements of those subsidiaries were audited by other auditors whose reports thereon were furnished to us, and our opinion, insofar as it relates to amounts included for such subsidiaries, is based solely on the reports of the other auditors. Furthermore, the data included in the financial statements relating to the equity investment of the Company in affiliates and to its share in their operating results is based on the financial statements of such affiliates, some of which were audited by other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits, and the reports of the other auditors, provide a reasonable basis for our opinion.

In our opinion, based on our audits and on the reports of the other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of the Company and the consolidated financial position of the Company and its subsidiaries as of December 31, 2003 and 2002 and the results of their operations, their changes in shareholders' equity and their cash flows - of the Company and on a consolidated basis - for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America. The effect of the application of the latter on the financial position and results of operations as of the December 31, 2003 and for the year 2003 is summarized in Note 28.

As explained in Note 2, the above-mentioned financial statements are stated in values adjusted for the changes in the general purchasing power of the Israeli currency, in accordance with Opinions of the Institute of Certified Public Accountants in Israel.

As described in Note 6D(1)(b) of the financial statements, there is a disagreement between the shareholders of a proportionately consolidated subsidiary; the implications on the financial statements are also described in that note.

/s/ Brightman Almagor & Co.                  /s/ Lion, Orlitzky & Co.

Brightman Almagor & Co.                      Lion, Orlitzky & Co.

Certified Public Accountants (Isr.)          Certified Public Accountants (Isr.)
A member firm of Deloitte Touche Tomatsu

Tel Aviv, March 29, 2004

      [Letterhead of Brightman Almagor, a Member Firm of Deloitte & Touche]

                          INDEPENDENT AUDITORS' REPORT
                             TO THE SHAREHOLDERS OF
                        KNAFAIM - ARKIA HOLDINGS LIMITED

We have audited the accompanying balance sheets of Knafaim - Arkia Holdings Limited ("the Company") as of December 31, 2003 and 2002, and the consolidated balance sheet as of that date, and the related statements of operations, shareholders' equity and cash flows - of the Company and on a consolidated basis
- for the years then ended. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

The comparative figures as of December 31, 2001 and for the year then ended were audited by other auditors, who issued an unqualified opinion thereon dated March 18, 2002.

We did not audit the financial statements of subsidiaries whose assets included in consolidation constitute 0.8% and 0.8% of total consolidated assets at December 31, 2003 and 2002, respectively, and whose revenues included in consolidation constitute 7.1% and 9.3% of total consolidated revenues for the years then ended, respectively. We also did not audit the financial statements of affiliates, the investment in which was $12,223 thousand and $15,929 thousand at December 31, 2003 and 2002, respectively, and the Company's equity in their losses for the years then ended was $574 thousand and $2,021 thousand, respectively. The financial statements of those companies were audited by other auditors whose reports were furnished to us, and our opinion, insofar as it relates to the amounts included for those companies, is based on the reports of the other auditors.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position - of the Company and on a consolidated basis - as of December 31, 2003 and 2002, and the results of operations, shareholders' equity and cash flows - of the Company and on a consolidated basis - for the years then ended, in conformity with generally accepted accounting principles in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America. Information pertaining to the nature and effect of such differences is presented in an supplementary document dated July 8, 2004.

As described in Note 2A, the Company prepares its primary financial statements in values adjusted for changes in the general purchasing power of Israeli currency as measured by the changes in the US dollar exchange rate in relation to the Israeli shekel, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel. The accompanying financial statements are a translation of the primary financial statements into U.S. dollars, as described in Note 2A.


/s/ Brightman Almagor & Co.

Brightman Almagor & Co.
Certified Public Accountants

Tel Aviv, July 8, 2004

                 [Letterhead of Kost Forer Gabbay & Kasierer]


                        REPORT OF INDEPENDENT AUDITORS

                            To the Shareholders of

                      TELRAD CONNEGY COMMUNICATIONS INC.


         We have audited the accompanying consolidated balance sheet of Telrad Connegy Communications Inc. ("the Company") and its subsidiaries as of December 31, 2003 and 2002 and the related consolidated statements of operations, changes in shareholders' equity (deficiency) and the consolidated cash flows for each of the two years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2003, and 2002 and the consolidated results of their operations and cash flows for each of the two years in the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles, which differ in certain respects from those followed in Israel, as described in Note 13 to the consolidated financial statements.


                                            /s/ Kost Forer Gabbay and Kasierer

Tel-Aviv, Israel                            KOST FORER GABBAY & KASIERER
February 4, 2004                            A Member of Ernst & Young Global

                       [Letterhead of BDO Seidman, LLP]





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


/s/ BDO Seidman, LLP

January 25, 2002

          [Letterhead of Hoberman, Miller, Goldstein & Lesser, P.C.]


INDEPENDENT AUDITORS' REPORT

To The Stockholder and Board of Directors
Tadiran Electronic Industries, Inc.

We have audited the accompanying consolidated balance sheets of Tadiran Electronic Industries, Inc. and Subsidiary as of December 31, 2003 and 2002, and the consolidated statements of operations, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Tadiran Electronic Industries, Inc. and Subsidiary as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

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

Accounting principles generally accepted in the United States vary in certain significant respects from accounting principles generally accepted in Israel. Application of accounting principles generally accepted in Israel did not have a material effect on the results of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2003.


                          /s/ Hoberman, Miller, Goldstein & Lesser, CPA's, P.C.


January 23, 2004

     [Letterhead of Brightman Almagor, a Member Firm of Deloitte & Touche]


              INDEPENDENT AUDITORS' REPORT TO THE SHAREHOLDERS OF
                           TADIRAN SPECTRALINK LTD.


We have audited the accompanying balance sheets of Tadiran Spectralink Ltd. ("the Company") as of December 31, 2003 and 2002 and the related statements of operations, changes in shareholders' equity and cash flows, for each of the three years, in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2002, and the results of its operations, changes in its shareholders' equity and its cash flows for the three years, in the period ended December 31, 2003, in conformity with generally accepted accounting principles in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 17 to the financial statements.

As explained in Note 2A, the financial statements are presented in U.S.
dollars.

/s/ Brightman Almagor & Co.

Brightman Almagor & Co.
Certified Public Accountants
Tel Aviv, Israel
February 15, 2004

     [Letterhead of Brightman Almagor, a Member Firm of Deloitte & Touche]


                         INDEPENDENT AUDITORS' REPORT
            TO THE SHAREHOLDERS OF TADIRAN ELECTRONIC SYSTEMS LTD.


We have audited the accompanying balance sheets of Tadiran Electronic Systems Ltd ("the Company") as of December 31, 2003 and 2002 and the related statements of operations, changes in shareholders' equity (deficiency) and cash flows for each of the three years, in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2002, and the results of its operations, changes in its shareholders' equity (deficiency) and its cash flows for each of the three years, in the period ended December 31, 2003, in conformity with generally accepted accounting principles in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 16 to the financial statements.

As explained in Note 2A, the financial statements are presented in U.S.
dollars.



/s/ Brightman Almagor & Co.

Brightman Almagor & Co.
Certified Public Accountants


Tel Aviv, Israel
February 15, 2004

                 [Letterhead of Kost Forer Gabbay & Kasierer]


                               AUDITORS' REPORT

                            To the shareholders of

                         LUXEMBURG PHARMACEUTICAL LTD.

         We have audited the accompanying consolidated balance sheet of Luxemburg Pharmaceutical Ltd. ("the Company") and its subsidiaries as at December 31, 2003, and the related statement of operations, changes in shareholders' equity and cash flows for the year ended December 31, 2003 (not presented separately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and with auditing standards generally accepted in Israel. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2003, and the consolidated results of their operations and its cash flows for the year ended December 31, 2003, in conformity with accounting principles generally accepted in Israel, which differ in certain respects from those followed in the United States, as described in Note 23 to the consolidated financial statements.

         As explained in Note 2, the aforementioned financial statements are stated in dollar adjusted for the changes at the rate of exchange of the dollar, in accordance with opinions of the Institute of Certified Public Accountants in Israel.

                                          /s/ Kost Forer Gabbay and Kasierer

Tel-Aviv, Israel                          KOST FORER GABBAY and KASIERER
March 2, 2004                             A Member of Ernst & Young Global

                 [Letterhead of Kost Forer Gabbay & Kasierer]


                               AUDITORS' REPORT

                            To the shareholders of

                   LYCORED NATURAL PRODUCTS INDUSTRIES LTD.

         We have audited the accompanying consolidated balance sheets of Lycored natural products industries Ltd. ("the Company") and its subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2003 (not presented separately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We did not audit the financial statements of a certain subsidiary, whose assets included in consolidation constitute approximately 16% of total consolidated assets as of December 31, 2003, and whose revenues included in consolidation constitute approximately 35% of total consolidated revenues for the year then ended. Those financial statements, presented in accordance with accounting principles generally accepted in the United Kingdom, were audited by other auditors whose reports as of and for the year ended December 31, 2003, have been furnished to us, and our opinion, insofar as it relates to the amounts utilized by Company's management (before reconciliation to accounting principles generally accepted in Israel) of and for the year ended December 31, 2003, is based solely on the reports of the other auditors.

         We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in Israel. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts (including the Company's reconciliation of the financial statements of the aforementioned certain subsidiary to accounting principles generally accepted in Israel) and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

         In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2003 and 2002, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in Israel, which differ in certain respects from those followed in the United States, as described in Note 21 to the consolidated financial statements.


                                         /s/ Kost, Forer Gabbay and Kasierer

Tel-Aviv, Israel                         KOST, FORER GABBAY and KASIERER
February 24, 2004                        A Member of Ernst & Young Global

                       [Letterhead of Blick Rothenberg]





Independent Auditors' Report
To the Shareholders of Balton CP Limited

We have audited the accompanying consolidated balance sheets of Bolton CP Limited ("the group") at December 1, 2003 and 2001, and the related consolidated statements of income, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the company's Board of Directors and management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based upon our audit, the aforementioned consolidated financial statements present fairly in all material respects, the financial position of the group as at December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.


/s/ Blick Rothenberg


Blick Rothenberg
Chartered Accountants and Registered Auditors
London, England

28 May 2004

                         [Letterhead of Goodman Jones]

                               AUDITORS' REPORT

                            To the shareholders of

                                Nutriblend LTD.

         We have audited the accompanying balance sheet of Nutriblend Ltd. ("the Company") as of December 31, 2003, and the related statements of operations, changes in shareholders' equity and cash flows for the year ended December 31, 2003 (not presented separately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in United Kingdom. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, based on our audit the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003, and the results of its operations and cash flows for the year ended December 31, 2003, in conformity with accounting principles generally accepted in United Kingdom, which differ in certain respects from those followed in the Untied States, as described in Note 24 to the financial statements.


/s/ Goodman Jones


London                                            Goodman Jones
February 24, 2004                     Chartered Accountants Registered Auditor

                  [Letterhead of Kost Forer Gabbay & Kasierer]


                         REPORT OF INDEPENDENT AUDITORS

                             To the venturers of the
                       Joint Venture - Sheraton City Tower


       We have audited the balance sheet of the Joint Venture- Sheraton City Tower ("the Joint Venture") as of December 31, 2003 ,and the related statements of operations, changes in venturers' deficiency and cash flows for the year then ended (not presented separately herein). These financial statements are the responsibility of the Joint Venture's management. Our responsibility is to express an opinion on these financial statements based on our audit.

       We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

       In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of the Joint Venture as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in Israel.


                                               /s/ Kost Forer Gabbay & Kasierer


Tel-Aviv, Israel                               KOST FORER GABBAY & KASIERER
March 15, 2004                                A Member of Ernst & Young Global

                       [Letterhead of Luboshitz Kasierer]


                         REPORT OF INDEPENDENT AUDITORS

                             To the venturers of the
                       Joint Venture - Sheraton City Tower


       We have audited the balance sheet of the Joint Venture- Sheraton City Tower ("the Joint Venture") as of December 31, 2002 ,and the related statements of operations, changes in venturers' deficiency and cash flows for the year then ended (not presented separately herein). These financial statements are the responsibility of the Joint Venture's management. Our responsibility is to express an opinion on these financial statements based on our audit.

       We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

       In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of the Joint Venture as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in Israel.


                                                  /s/ Luboshitz Kasierer


Tel-Aviv, Israel                                     LUBOSHITZ KASIERER
February 6, 2003                               A Member of Ernst & Young Global

                                  SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rosh Ha'ayin, State of Israel, on the 13th day of July, 2004.


                                           KOOR INDUSTRIES LTD.



                                           By:   /s/ Jonathan B. Kolber
                                                 ______________________________
                                                 Chief Executive Officer