Form 20-F
period 2004-12-31
KOOR INDUSTRIES LTD
filed 2005-07-15
CIK 791531

===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 20-F

                Annual Report pursuant to Section 13 or 15(d) of
                      the Securities Exchange Act of 1934

                  For the fiscal year ended December 31, 2004

                      Commission file number    1-9178
                                             ------------

                              KOOR INDUSTRIES LTD.
        ----------------------------------------------------------------
           (Exact name of Registrant as specified in its charter and
                translation of Registrant's name into English)

                                     Israel
        ----------------------------------------------------------------
                (Jurisdiction of incorporation or organization)

                14 Hamelacha Street, Rosh Ha'ayin 48091, Israel
        ----------------------------------------------------------------
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

                                                Name of Each Exchange
             Title of Each Class                 On Which Registered
             -------------------                ---------------------

      American Depositary Shares, Each         New York Stock Exchange
         Representing 0.20 Ordinary
    Shares, Par Value NIS 0.001 Per Share

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                                      None
        ----------------------------------------------------------------
                                (Title of Class)

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act:

                                      None
        ----------------------------------------------------------------
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:
                      16,033,213 Ordinary Shares, Par Value NIS 0.001 Per Share
                      ---------------------------------------------------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

         Yes   X           No
              ---              ---

Indicate by check mark which financial statements the registrant has elected to follow:

         Item 17   X       Item 18
                  ---               ---
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

         In this annual report, unless otherwise specified or unless the context otherwise requires, all references to "$" or "dollars" are to U.S. dollars and all references to "NIS" are to New Israeli Shekels. Unless otherwise stated, certain amounts reported in adjusted NIS on Koor's consolidated financial statements for the year ended December 31, 2004 have been translated into U.S. dollars for the convenience of the reader at the exchange rate of the dollar on December 31, 2004 (NIS 4.308 = $1.00), as published by the Bank of Israel (see Note 2B to our consolidated financial statements included elsewhere in this annual report). Therefore, it is possible to compute the dollar equivalent of any of the figures in adjusted NIS by dividing such NIS by the rate of exchange at December 31, 2004.

         In this document, all references to Koor's percentage of equity ownership in its subsidiaries are prior to having taken into account the possible dilution that may be caused by the exercise of options granted to executive officers of certain subsidiaries or of other convertible securities.

                                           TABLE OF CONTENTS

                                                 PART I

Item 1.     Identity of Directors, Senior Management and Advisers.....................................1
Item 2.     Offer Statistics and Expected Timetable...................................................1
Item 3.     Key Information...........................................................................1
Item 4.     Information on the Company...............................................................15
Item 5.     Operating and Financial Review and Prospects.............................................48
Item 6.     Directors, Senior Management and Employees...............................................69
Item 7.     Major Shareholders and Related Party Transactions........................................81
Item 8.     Financial Information....................................................................84
Item 9.     The Offer and Listing....................................................................90
Item 10.    Additional Information...................................................................92
Item 11.    Quantitative and Qualitative Disclosures About Market Risk..............................109
Item 12.    Description of Securities Other than Equity Securities..................................112

                                                PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies.........................................113
Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds............113
Item 15.    Controls and Procedures.................................................................113
Item 16A.   Audit Committee Financial Expert........................................................113
Item 16B.   Code of Ethics..........................................................................113
Item 16C.   Principal Accountant Fees and Services..................................................114
Item 16D.   Exemptions from the Listing Standards for Audit Committees..............................115
Item 16E.   Purchases of Equity Securities by the Issuer and Affiliated Purchasers..................115

                                               PART III

Item 17.    Financial Statements....................................................................116
Item 18.    Financial Statements....................................................................116
Item 19.    Exhibits................................................................................116

Index to Consolidated Financial Statements..........................................................F-1

Index to Consolidated Financial Statements of Makhteshim-Agan Industries Ltd......................F-142

Index to Consolidated Financial Statements of ECI Telecom Ltd.....................................F-228


                                     PART I

Item 1   Identity of Directors, Senior Management and Advisers.
         ------------------------------------------------------

         Not Applicable.


Item 2.  Offer Statistics and Expected Timetable.
         ----------------------------------------
         Not Applicable.


Item 3.  Key Information.
         ----------------
Selected Financial Data

         The following selected consolidated financial data as of December 31, 2003 and 2004 and for the years ended December 31, 2002, 2003 and 2004 have been derived from our audited consolidated financial statements included in this annual report. These financial statements have been prepared in accordance with generally accepted accounting principles in Israel, or Israeli GAAP, which differ in certain respects from U.S. GAAP (see Note 28 to our consolidated financial statements included elsewhere in this annual report), and audited by KPMG Somekh Chaikin, independent registered public accountants. As described in
Note 28 to our financial statements included elsewhere in this annual report, we have restated the reconciliation of material differences between Israeli GAAP and U.S. GAAP for the years ended December 31, 2002 and 2003. The consolidated selected financial data as of December 31, 2000, 2001 and 2002 and for the years ended December 31, 2000 and 2001 have been derived from other audited consolidated financial statements not included in this annual report and have also been prepared in accordance with Israeli GAAP and audited by KPMG Somekh Chaikin, except for the U.S. GAAP data for these periods that have been restated as explained above. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to "Item 5, Operating and Financial Review and Prospects" and the consolidated financial statements and notes thereto and other financial information included elsewhere in this annual report.

         The financial data amounts are expressed in adjusted NIS or in dollars. For the convenience of the reader, the 2004 data contains translation of NIS into dollars. No representation is made that NIS amounts have been, could have been or can be converted into dollars at the prevailing rate on December 31, 2004, or at any other rate. In accordance with amendments to Israeli GAAP published in October 2001 and December 2002, our financial statements for the year ended December 31, 2004 are no longer adjusted to reflect the effects of inflation. For all financial reporting periods until December 31, 2003, Israeli GAAP required that our consolidated financial statements recognize the effects of inflation. Consequently, all figures for prior periods have been adjusted to reflect the increase in the Israeli Consumer Price Index, or CPI, and are accordingly all expressed in terms of the purchasing power as of December 31, 2003, and not in the figures as originally reported.

                                                                      Year Ended December, 31
                                      -------------------------------------------------------------------------------------------
                                         2000            2001            2002           2003            2004             2004
                                      ----------      ----------      ----------     -----------     -----------     -----------
                                                          (In thousands, except share and per share data)
                                                Adjusted NIS as of December 31, 2003                      NIS         US Dollars
                                      ----------------------------------------------------------     -----------     -----------
Operating Data:
Israeli GAAP:
Revenue from sales and services        8,292,026       7,463,419       7,099,790       7,690,430       9,228,673       2,142,218
Gross profit........................   2,094,776       1,697,733       1,784,010       2,297,486       2,940,994         682,682
Operating earnings..................     713,507         358,437         479,864         896,285       1,242,786         288,483
Financing expenses, net.............     323,051         432,437         408,437         228,200         271,362          62,990
Other income (expenses), net........     168,037        (622,660)          5,824        (219,721)        (78,759)        (18,282)
Minority  interest in  consolidated
  companies' results, net...........     (54,102)          8,367         (60,049)       (202,807)       (432,888)       (100,485)
Net earnings (loss) from
  continuing activities.............      56,722      (2,621,648)       (766,969)         46,362         144,990          33,656
Result of discontinued
  activities, net...................     226,928         (29,279)              -               -               -               -
Net earnings (loss).................     283,650      (2,650,927)       (766,969)         46,362         144,990          33,656

Basic earnings (loss) per share.....       18.44         (174.54)         (50.55)           2.95           8.851           2.054
Weighted average number of shares
  used in computing basic earnings
  (loss) per share..................  15,384,206      15,188,463      15,173,291      15,716,725      16,381,279      16,381,279
Diluted earnings (loss) per share...       18.36         (174.54)         (50.55)           2.95           8.851           2.054
Weighted average number of shares
  used in computing diluted
  earnings (loss) per share.........  15,597,253      15,188,463      15,173,291      15,716,725      16,381,279      16,381,279

U.S. GAAP (1):
Net income (loss)...................     245,658      (2,599,987)       (762,511)       (108,924)        111,572          25,899
Basic earnings (loss) per ordinary
  share.............................       15.96         (171.17)         (50.25)          (7.04)           7.05            1.64
Basic earnings (loss) per ADS.......        3.19          (34.23)         (10.05)          (1.41)           1.41            0.33
Diluted earnings (loss) per
  ordinary share....................       15.90         (171.17)         (50.65)          (7.82)           4.89            1.14
Diluted earnings (loss) per ADS.....        3.18          (34.23)         (11.75)          (1.56)           0.98            0.23

Balance Sheet Data:
Israeli GAAP:
Working capital.....................   1,047,465       1,859,986       1,160,293       1,046,276       1,086,450         252,193
Total assets........................  15,704,961      13,514,082      13,432,798      11,869,757      13,147,566       3,051,896
Short-term debt.....................   2,856,290       1,811,662       2,315,499       1,577,402       1,738,456         403,541
Long-term debt......................   3,518,561       4,934,834       4,339,578       3,119,837       2,341,115         543,434
Shareholder's equity................   4,563,106       2,195,834       1,727,169       1,740,393       1,876,467         435,577

U.S. GAAP (1):
Total assets (2)....................  15,694,727      13,818,527      13,788,604      12,012,241       6,360,235       1,476,378
Shareholder's equity................   4,349,412       2,065,672       1,626,469       1,582,122       1,767,850         410,364
Number of shares outstanding........  15,192,379      15,168,884      15,173,377      15,741,160      15,824,185      15,824,185

(1) U.S. GAAP amounts for the years ended December 31, 2000, 2001, 2002 and 2003 have been restated. See Note 28 to our consolidated financial statements included elsewhere in this annual report.

(2) MA Industries' financial statements are not included in our consolidated financial statements as of and for the year ended December 31, 2004 for U.S. GAAP, but rather are recognized according to the equity method. See also Note 28 to our consolidated financial statements included elsewhere in this annual report.

Exchange Rate Information

         The following table shows, for each of the months indicated the high and low exchange rates between New Israeli Shekels and U.S. dollars, expressed as shekels per U.S. dollar and based upon the daily representative rate of exchange as reported by the Bank of Israel:

     Month                             High (NIS)          Low (NIS)
     ------------------             ---------------     ---------------
     January 2005..................      4.414               4.352
     February 2005.................      4.392               4.357
     March 2005....................      4.379               4.299
     April 2005....................      4.395               4.360
     May 2005......................      4.416               4.348
     June 2005.....................      4.574               4.405

         The following table shows, for periods indicated, the average exchange rate between New Israeli Shekels and U.S. dollars, expressed as shekels per U.S. dollar, calculated based on the average of the exchange rates on the last day of each month during the relevant period as reported by the Bank of Israel:

     Year                                                Average (NIS)
     --------------                                     ---------------
     2000..............................................      4.078
     2001..............................................      4.203
     2002..............................................      4.738
     2003..............................................      4.530
     2004..............................................      4.482

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

         We did not pay or declare any dividend for 2004, 2003, 2002 or 2001. We paid final dividends of NIS4.10 per share in 2000.

Risk Factors

         Risks Related to Koor

We depend on our subsidiaries and affiliates for distributions and management fees.

         We conduct our business primarily through our wholly and partially owned subsidiaries and affiliates, and are partially dependent upon management fees and cash distributions from our subsidiaries and affiliates as a source of cash flow for funding our corporate level activities. We received management fees in the amount of NIS 22 million and NIS 25 million in 2004 and 2003, respectively, pursuant to management agreements between us and several of our subsidiaries and affiliates. In addition, in 2004 and 2003 we received NIS 135 million and NIS 28 million, respectively, in distributions from subsidiaries and affiliates, of which NIS 68 million and NIS 18 million, respectively, was received from Makhteshim-Agan Industries Ltd., or MA Industries. Of the NIS 135 million in distributions we received in 2004, NIS 67 million was received as a liquidating distribution in respect of our wholly-owned subsidiary, Tadiran Ltd.

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

         For the years ended December 31, 2004 and 2003, our telecommunication equipment business accounted for approximately 6.7% and 10.4%, respectively, of our consolidated net sales. Our business in this industry is primarily conducted through our proportionately consolidated subsidiary Telrad Networks Ltd., or Telrad. We also own approximately 30.2% of ECI Telecom Ltd., or ECI, a publicly traded company engaged in the telecommunication equipment business, whose results are not consolidated in our financial statements, but are accounted for based on the equity method. Telrad's equipment and ECI's systems are used by telecommunications carriers and service providers. From 2001 through the first half of 2003, many telecommunications carriers and service providers in markets throughout the world experienced substantial declines in sales and revenues and incurred significant operating losses. In addition, many carriers and service providers stopped deploying new networks or ceased operations completely and are no longer potential users of Telrad's products or ECI's products. The general worldwide economic downturn has curtailed the ability of existing and prospective carriers and service providers to finance purchases of products such as Telrad's and ECI's, leading to a sharp decline in orders for new telecommunications equipment. For these reasons, Telrad and to a lesser extent ECI, have experienced severe declines in sales since the beginning of 2001 and were forced to take substantial measures to reduce expenses since 2001, including downsizing manpower, streamlining operations and divestiture of non-core businesses. As a result of the losses incurred by ECI during 2001 and 2002, we wrote-down the book value of our investment in ECI below its equity value to us and wrote-off the excess goodwill relating to that investment. Following a valuation of ECI performed by an independent appraiser in November 2003, we reversed the loss from decline in value of approximately NIS 73 million. The reversal of this loss was charged against the capital reserve from foreign currency translation adjustments (credit), which was realized when the provision was created. Under U.S. GAAP, however, this loss was not reversed. As of December 31, 2004, the balance of our investment in ECI was approximately NIS 673 million, reflecting our share in ECI's equity.

         Since the second half of 2003, there has been an improvement in the general market for telecommunications equipment. However, we are unable to predict the duration of this trend or the extent of any impact that it may have on our revenues or results of operations. Any return to a prolonged and substantial curtailment of growth in the telecommunications industry will likely have an adverse impact, which may be material, on our business, financial condition and results of operations. In addition, market perception that these conditions could have an impact upon us may harm the trading price of our ordinary shares, whether or not our business or results of operations are actually affected.

We need to develop and introduce new products in the telecommunication equipment and defense electronics businesses in order to remain competitive in those industries. We are also partially dependent on licensed technology.

         For the years ended December 31, 2004 and 2003, our telecommunication equipment and defense electronics businesses together accounted for approximately 19.3% and 27.1%, respectively, of our consolidated net sales, and 48.8% and 60.9%, respectively, of our total consolidated research and development expenses. In addition, as of December 31, 2004 and 2003, our investment in ECI accounted for 76.3% and 60.9%, respectively, of our total investments in the telecommunications equipment industry, and our investment in Tadiran Communications Ltd., or Tadiran Communications accounted for 73.9% of our total investments in the defense electronics industry as at December 31, 2004. The businesses and markets in these segments are characterized by rapid technological development. Consequently, the ability to anticipate changes in technology and to develop and introduce new and enhanced products incorporating such new technologies on a timely basis will be significant factors in the ability of these businesses to grow and remain competitive. Several of our competitors in the defense electronics industry have significantly greater resources (monetary, research and development and personnel), and may be able to exert political pressures on potential customers to further their interests. Furthermore, mergers that took place between companies in the defense industries world-wide, may impede our ability to compete in this industry. In contrast to our competitors in the defense industry, which offer their customers a range of equipment and systems, Tadiran Communications' business is focused largely on military communication equipment, and Elisra Group's business is focused largely on electronic warfare, therefore they are more vulnerable to changes in the industry than their competitors We cannot assure you that we will be able to develop new products and technologies on a timely basis in order to remain competitive in the telecommunication equipment and defense electronics industries. In addition, one of our objectives is to continue to seek to apply several of the advanced technologies developed in our defense electronic businesses to new commercial products. However, we cannot assure you that such technologies will be successfully applied or that markets will develop for such products. Furthermore, although we believe that there will be continued use of existing products in the defense electronics industry (subject to improvements) we cannot be certain that there will not be a transition to new product types that may diminish the market for our existing products.

Telrad, one of our significant investees, depends on one key customer.

         Telrad, one of our significant investees, is substantially dependent upon its relationship with Nortel as a key supplier of technology and as a key customer of Telrad's products. For the years ended December 31, 2004 and 2003, approximately 2.5% and 4.4 %, respectively, of our consolidated net sales and 50.0% and 51.4%, respectively, of Telrad's sales were derived from sales to Nortel. Accordingly, Telrad's sales volume is directly influenced by Nortel's sales forecasts and actual purchases. Although we and Telrad believe that the relationship with Nortel is generally good, if such relationship was to be terminated or diminished for any reason, it could have a material adverse affect on Telrad's business, financial condition or results of operation, which may have an adverse effect on our business as a whole.

We rely on the expiration of patents and depend on regulatory approval in the agrochemicals industry.

         For the years ended December 31, 2004 and 2003, our agrochemicals business accounted for approximately 74.7% and 67.5%, respectively, of our consolidated net sales. Our business in this industry is conducted through our subsidiary Makhteshim-Agan Industries Ltd., or MA Industries. As of January 1, 2005 MA Industries will no longer be consolidated in our financial statements, but will be accounted for according to the equity basis. See Note 27(4) to the consolidated financial statements included elsewhere in this annual report.

         Several of MA Industries' subsidiaries specialize in the improvement and production of generic agrochemical products, which are products that are based on expired patents. Development of new generic products requires substantial expenditures for research and development, product registration, construction of production lines and marketing in support of new product introduction. An important component for the growth of the agrochemicals business is the successful introduction of new generic chemical products to the market in a timely manner (promptly after patents expire). Reintroduction of any new legislation to extend the life of patents on chemical products could adversely affect the ability of the agrochemicals business to introduce new products.

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

Economic instability in the emerging markets of South America and Central and Eastern Europe poses a risk to our agrochemicals business.

         The activity of MA Industries in South America (mainly Brazil) and in countries in Eastern Europe, is exposed to risk resulting from the possibility of economic instability in these countries such as exchange rate fluctuations (customer accounts receivable are in local currency), high inflation and interest rates, and changes in economic legislation. A portion of the above mentioned risks are hedged by means of various instruments. The relative share of our agrochemicals activities in these markets is decreasing over the years due to MA Industries' strategy to expand its activities in economically-stable markets.

Disruption in the supply of raw materials and/or disruption in transportation services could have a negative impact on our agrochemicals business.

         MA Industries imports raw materials to its manufacturing facilities in Israel, and exports products to its non-Israeli subsidiaries for manufacturing, formulation and distribution through three Israeli ports. In the event that one of these ports will be disrupted for an extended period of time, such as during an employee strike, MA Industries may have significant difficulty obtaining raw materials required for manufacture of its products, or obtaining them at economically viable prices. Similarly, MA Industries may be unable to transport its products to its non-Israeli subsidiaries for manufacturing, formulation and distribution, or to transport them at reasonable costs. Therefore, extensive disruptions at one of these ports could have a negative effect on our agrochemicals business.

Concentration of manufacturing in a limited number of manufacturing facilities could pose a risk for our agrochemicals business.

         A significant part of the manufacturing activities of MA Industries takes place in a limited number of facilities. Significant damage to any of these facilities due to natural disaster or other causes could have a significant negative impact on our agrochemicals business.

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

         MA Industries possesses various permits from environmental regulatory authorities that stipulate conditions for the operation of its manufacturing facilities. The expansion of the facilities requires new or additional permits. The terms of the permits may be altered and/or revoked by the environmental regulatory authorities and this may have a negative impact on our agrochemicals business.

Our agrochemicals business may be negatively impacted in the event of significant product liability claims that exceed our insurance coverage.

The activities of MA Industries are exposed to risk relating to product liability claims. MA Industries has insurance coverage for third party liability and defective products of up to $265 million per annum. In the event that MA Industries would be found liable in a lawsuit concerning product liability, its insurance coverage may not be sufficient to cover the damages, and this may have a significant negative impact on our agrochemicals business. Furthermore, publication of the existence of such a claim could have a negative impact on the reputation of MA Industries, and this could have a negative impact on its business.

Our investments in hi-tech companies involve a high degree of risk.

         Koor Corporate Venture Capital, or Koor CVC, is the venture capital arm of Koor Industries. As at December 31, 2004 Koor CVC's portfolio comprised of 10 companies, a limited partnership in Pitango venture capital fund and a 27% interest in Scopus Network Technologies Ltd., with a total book value of NIS 181 million (approximately $42 million).

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

         On February 2, 2005, we received a notice from the Office of Restrictive Trade Practices ( the Israeli Anti-Trust Authority) that it was considering the possibility of prosecuting us, together with seven other companies that are not members of the Koor Group (including two companies that had been owned by Koor on the relevant dates, and were later sold to third parties) and nine executives (including two executives who had been salaried employees of Koor on the relevant dates), for violations of the Law for Restrictive Trade Practices, 1988 (the Israeli Anti-Trust Law). On June 7, 2005, we received a bill of indictment from the Israeli Anti-Trust Authority in accordance with the abovementioned notice. The bill came in the wake of an investigation opened by the Israeli Anti-Trust Authority in the other companies during 2001, with respect to price fixing and collusion, and the lack of competition in the frozen and canned vegetable industry. The Israeli Anti-Trust Authority claims that the two companies that belonged to the Koor Group in the past had colluded with two other companies in the years 1992-1998.

         Under the Israeli Anti-Trust Law, penalties may be imposed against an entity which has violated the law. In addition, should it be proven that violations were committed, civil lawsuits may be filed against us and we may be subject to civil penalties, if damages can be proven as a result of a violation of the law. At this early stage, it is not possible to predict the likelihood that any fines will be imposed on us or any civil lawsuits will be filed against us, nor whether any such fines or lawsuits would have an adverse effect on our business, financial condition or results of operations.

         See also Note 18A1(b) to our consolidated financial statements included elsewhere in this annual report.

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

         For the years ended December 31, 2004 and 2003, sales of military products accounted for approximately 12.6% and 16.8%, respectively, of our consolidated net sales. Around the world and in Israel demand for military products has been generally declining during the past few years. This ongoing trend has negatively affected the size and rate of receipt of orders and resulted in a decrease in backlog to NIS 2.0 billion as of December 31, 2004 compared to NIS 2.2 billion as of December 31, 2003. In order to counter the decrease in the Israeli budget, we are seeking to increase our position in international markets by identifying additional potential avenues for growth; however, we may not be successful in doing so. In the event that general military expenditures continue to decline worldwide and are reduced in Israel for systems or projects of the type we produce or perform, and are not offset by greater foreign sales or other new systems or products, there will be a reduction in the volume of contracts or subcontracts we are awarded. Such reductions may result in a material adverse effect on our results of operations and financial condition.

Revocation of security clearance and/or permits and licenses could have a significant negative impact on our defense electronics business.

         Companies in our defense electronics business have security clearance in the United States and Germany that enables them to carry out classified projects in these countries. Furthermore, these companies have licenses to export and permits to conduct marketing activities from the governments of Israel, the United States and Germany. The revocation of this security clearance and/or these permits and licenses could have a material adverse effect of our defense electronics business.

The trend towards regulatory control standards in the defense electronics industry could have an adverse effect on our market share in this industry.

         Today there are no regulatory standards for certain classified technologies in the defense electronics industry and each company develops its own proprietary technology. In Europe, there has been a recent trend toward the setting of regulatory standards for such technologies, which may not be accessible to our defense electronics companies due to security clearance. If this occurs our market share in the defense electronics industry may be negatively impacted.

Risks Related to Israel

Exchange rate fluctuations and inflation in Israel impact our business.

         A significant portion of the sales of our major subsidiaries and affiliates are made outside Israel in dollars or other non-Israeli currencies while these companies incur significant portions of their expenses in NIS. Alternatively, some subsidiaries and affiliates whose sales are principally in NIS incur expenses in dollars or in other non-Israeli currencies. For example, a significant portion of the sales of our telecommunication equipment, defense electronics and the agrochemicals businesses are in dollars, whereas a significant portion of these businesses expenses are incurred in NIS and are partially linked to the Israeli CPI. In addition, certain borrowings are linked to the dollar or other non-Israeli currencies or to the CPI. During the calendar years 2002, 2003 and 2004, the annual rate of inflation was approximately 6.5%, -1.9% and 1.2%, respectively, while the NIS depreciated against the dollar by approximately 7.3% in 2002 and appreciated against the dollar by approximately 7.6% and 1.6% in 2003 and 2004, respectively. Consequently, during the calendar years 2002, 2003 and 2004, the annual rate of inflation as adjusted for devaluation was approximately -0.7%, 6.2% and 2.8%, respectively. Continued delay in or lack of any devaluation of the NIS in relation to the dollar or other currencies may have a material adverse effect on our results of operations and financial condition.

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

We depend on the availability of certain government benefits and programs. If any of the companies in which we have invested and which have been granted such benefits fail to comply with the requisite conditions, we may be required to return benefits previously received or may be unable to utilize tax benefits.

         We derive and expect to continue to derive benefits from various programs and laws in Israel including tax benefits relating to our "approved enterprise" programs and grants from the Office of the Chief Scientist, or OCS, for research and development. For the years ended December 31, 2004 and 2003, our consolidated companies received government grants in the fields of research and development of approximately NIS 16 million and NIS 21 million, respectively. To be eligible for these grants, programs and tax benefits, we must continue to meet certain conditions, including making certain specified investments in fixed assets from our equity. From time to time, the Israeli government has discussed reducing or eliminating the availability of these grants, programs and benefits. A change in government policy in these areas would likely have a negative affect on our results of operation and financial condition.

         Under this program, by virtue of the "approved enterprise" status granted to several of our subsidiaries and several of the companies in which we have invested, these companies are entitled to various tax benefits. The income derived from these companies during a period of up to 10 years, from the year in which these companies first had taxable income (limited to 12 years from commencement of production or 14 years from the date of the approval, whichever is earlier), is subject to a reduced corporate tax rate ranging from 0-25%. These companies with "approved enterprise" status are also entitled to an accelerated amortization deduction for fixed assets serving these companies, mainly in respect of equipment that is usually amortized over a period of three to five years.

         In the event that one of our subsidiaries or investee companies distributes a dividend to shareholders out of income attributable to revenues from an approved enterprise which has received a tax exemption, the company that distributes the dividend is usually taxed at a rate of 25% of the profit distributed. However, we did not record deferred taxes in respect of income from approved enterprises that may in future be distributed as a dividend, since it is our policy not to initiate a distribution of a dividend that involves an additional tax liability to us.

         Benefits are conditional upon the fulfillment of terms set forth by law or in deeds of approval. Non-fulfillment of such terms could cause cancellation of the approved enterprise benefits, in whole or in part, and the return of previously provided benefits plus interest and linkage differentials. As of December 31, 2004, the managements of our subsidiaries and the companies in which we have invested which have been granted "approved enterprise" status believe that these companies will comply with the terms set forth above and will not be required to return any benefits previously received.

         As security for the implementation of the approved projects and compliance with the conditions of the approval by subsidiaries that received investment grants, a charge has been registered on the above subsidiaries' assets in favor of the State of Israel.

         The amount by which our taxes would increase depends on the difference between the then-applicable tax rate for non-approved enterprises and the rate of tax, if any, that our subsidiaries and the companies in which we have invested would otherwise pay as an approved enterprise, and the amount of any taxable income that they may earn in the future.

         On March 29, 2005 the Israeli parliament approved a reform of the Encouragement of Capital Investments Law - 1959, or the Reform, applicable as of April 1, 2005. The Reform includes changes to the criteria for eligibility for tax benefits as well as certain procedural changes under the "Alternative Benefits" (tax benefits) track, mainly cancellation of the requirement for prior approval from the Investment Center and authorization of the eligibility for tax benefits within the framework of the income tax audit. The main criteria for eligibility for tax benefits are existence of an industrial plant; certain marketing restrictions; and investment in production equipment in accordance with stipulated amounts.

         The Reform grants the following additional benefit alternatives under the "Alternative Benefits" (tax benefits) track, subject to certain restrictions:

    o Corporate tax of 11.5% for ten years, and additional tax of only 4% on dividend distributions for a foreign investor, or 15% for an Israeli investor; and

    o Companies with consolidated revenues exceeding NIS 13 billion and an investment of at least NIS 600 million in an industrial company that has an approved enterprise in a preferred area, will be exempt from corporate tax for ten years, and dividends distributed from these earnings will be tax exempt.

         We believe that our relevant subsidiaries and investees meet the criteria of the Reform.

         If our subsidiaries and the companies in which we have invested are required to pay a significant amount of additional taxes, our business, financial condition and results of operation could be materially adversely affected.

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

General

         We are a diversified investment holding company. We are engaged, through our direct and indirect, wholly and partially owned subsidiaries and affiliates, in the following core businesses: telecommunication equipment, defense electronics and agrochemicals as well as in other businesses. We are also engaged in investment in new technologies in the telecom and life science fields. For the years ended December 31, 2004 and 2003, international sales represented approximately 85.0% and 86.7%, respectively, of our consolidated net sales. A majority of our sales are derived from businesses in which we are the leading producer or provider of such goods and services in Israel. For the year ended December 31, 2004, we reported consolidated net sales of approximately NIS 9,229 million ($2.1 billion), consolidated operating profit of approximately NIS 1,243 million ($288 million) and consolidated net income of approximately NIS 145 million ($34 million).

Business Overview

         Strategy

         In October 1997, as a result of several transactions, the Claridge Group (comprised of Claridge Israel Ltd. and affiliated entities) became our largest shareholder. During January 1999, Claridge Israel Ltd. transferred its holdings to Claridge Israel L.L.C. which, during December 2003, transferred half of its holdings to Esarbee Investments Limited. As of June 30, 2005, Claridge Israel L.L.C. and Esarbee Investments Limited together held approximately 28.8% of our outstanding ordinary shares (14.7% held by Claridge Israel L.L.C. and 14.1% held by Esarbee Investments Limited). Beginning in July 1998, we initiated an extensive corporate restructuring program, designed to transform Koor into a diversified investment holding company with controlling stakes in leading high-growth, export-oriented Israeli companies. Based on these criteria, we have made the strategic decision to focus on three businesses: telecommunication equipment, defense electronics and agrochemicals. Despite the downturn in the telecom industry, we still believe that our holdings in these businesses have the potential to grow internally, as well as through mergers and acquisitions.

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

         During 2004, we and our portfolio companies continued to take active measures to adapt to the changing business climate and to continue to implement our strategic plan. These measures include bringing in new strategic partners; identifying new market opportunities; focusing on core competencies, while divesting non-core assets; and streamlining group operations. During 2004, our portfolio companies took the following steps in implementing our strategic plan:

    o MA Industries built on its strategy for generating growth through acquisitions and in-house development, while strengthening its presence mainly in the Australian and North American markets. In 2004, MA Industries acquired ownership and control in a group of three companies which are engaged in the registration, import and marketing of agrochemicals in the U.S. for a total purchase price of approximately NIS 303 million. Also in 2004, MA Industries acquired three marketing companies, two in the U.S. and one in Australia, for an aggregate purchase price of approximately NIS 186 million.

    o ECI continued to implement its strategic plan, which included: focusing on its core optical networks, bandwidth management and broadband access businesses; exiting non-core activities; streamlining operations while improving the organizational structure; strengthening its financial position; and entering into strategic partnerships. As part of this plan, in May 2004, ECI distributed the majority of its shares in ECtel Ltd., or ECtel, to its shareholders, reducing its holdings of ECtel's shares from approximately 58.4% to approximately 16.0%. In November 2004, ECI signed an agreement with Redback Networks Inc., or Redback, for the delivery of enhanced triple play (voice, video and data) services over broadband and IP (Internet Protocol) networks. In December 2004, ECI entered into a strategic partnership with Chiaro Networks Ltd., or Chiaro, the developer of the Enstara(TM) IP/MPLS routing platform. This platform is designed to enable telecommunications service providers to consolidate multiple existing networks into a single, simpler network that offers greater operational efficiency, increased scalability and significant cost advantages.

    o Telrad conducted major reorganization measures after our sale of 19.5% of our shares in the company to a strategic partner, Fortissimo GP Capital Fund L.P. The plan included reducing expenses through staff reduction and the merger of businesses.

    o The Elisra Group countered challenging international defense markets and domestic budget cuts by initiating a comprehensive aggressive sales and marketing effort. Elisra expanded of its international customer base, and broadened its geographic sales mix.

    o Koor CVC continued to work closely with its portfolio companies to seek out new markets and attract new investors. In 2004, Koor CVC received approximately $8.8 million in proceeds from the sale of its holdings in its portfolio companies Riverhead Networks and Envara.

         Our Telecommunication Equipment Business

         Our telecommunication equipment business is conducted primarily through ECI and Telrad.

         Excluding sales of ECI, which are not consolidated in our results of operations, our telecommunication equipment business generated NIS 615 million ($143 million) and NIS 796 million ($185 million) of sales in 2004 and 2003, respectively, representing 6.7% and 10.4%, respectively, of our consolidated net sales for such years. Excluding sales of ECI, international sales accounted for 92.6% and 90.7% of our telecommunication equipment business' sales for 2004 and 2003, respectively.

         Excluding sales of ECI, a large portion of the sales made by our telecommunication equipment business are made to one principal customer:
Nortel. In 2004 and 2003, sales to Nortel represented 38% and 42%, respectively, of our telecommunication equipment business' sales.

         The principal companies in our telecommunication equipment business are:

                         Percentage
                         Of Equity
                         Ownership      Principal Products and Services
                         ----------     ---------------------------------------
ECI Telecom Ltd.           30.2%        Telecommunication equipment and systems
Telrad Networks Ltd.       80.5%        Telecommunication equipment and systems


         ECI Telecom Ltd. (ECI)

         ECI is a provider of network and access solutions for digital communications networks. ECI designs, develops, manufactures, markets and supports digital telecommunications solutions for evolving new services and converging networks. ECI's products and platforms are designed to create and manage bandwidth, maximize revenues for network operators, reduce operating expenses, expand capacity, improve performance and enable new revenue-producing services. In doing so, they enhance the capabilities of existing networks to support voice, data, video, multimedia services. ECI's equipment is marketed world-wide to over 300 wireline and wireless service providers.

         ECI operates primarily through the following two divisions, although it has certain other operations and interests:

    o The Broadband Access Division which develops, manufactures, markets and sells innovative access products that enable telecommunications service providers to mass deploy broadband networks and offer a variety of new advanced services. The division's primary product is the Hi-FOCuS, a Multi-Service Access Gateway solution based on a variety of transmission technologies and networking protocols. Facilitating the demand for bandwidth and advanced services, Hi-FOCuS supports interactive TV, or iTV, over digital subscriber lines, or DSL; games over DSL; video broadcast; video on demand and teleworking (including remote local area network, or LAN, access and video conferencing); small office/home office, or SOHO, applications; transmission of digital video over copper lines; and voice over DSL, among other residential subscriber applications. The Broadband Access Division's customers are principally incumbent local exchange carriers and large operators and include Deutsche Telekom AG and France Telecom.

    o The Optical Networks Division which provides telecommunications service providers with metropolitan and regional intelligent and flexible multi-service optical transmission solutions. Its products enable end-to-end transport of voice and data circuits from the user's premises to high-capacity optical backbones, support the process of streamlining the use of optical networks and allow telecommunications service providers to offer additional services with greater efficiency. Its primary product is the XDM, a multi-service provisioning platform, or MSPP. The XDM integrates, within a single shelf, the functions of dense wavelength division multiplexing, or DWDM, a method of multiplexing signals by transmitting them at different wavelengths through the same optic fiber, intelligent optical networking multiplexer, broadband, narrowband, wideband and digital cross connects, IP, L2 switching and asynchronous transport mode, or ATM, switching as well as streaming support and synchronous digital hierarchy, or SDH, add-drop multiplexers. This all-in-one optical platform enables a significant savings in network deployment costs.

         On June 6, 2005, ECI announced that it completed the acquisition of Laurel Networks Inc, a provider of Next-Generation IP/MPLS Multi-Service Edge Routers, which became ECI's Data Networking Division. ECI paid $88 million in cash for Laurel. Laurel has approximately 150 employees, and its sales for the twelve months ended April 30, 2005 totaled $18 million.

         In addition, ECI operates in the areas of next generation telephony solutions and fraud prevention solutions via its minority interests in the following companies:

    o Veraz Networks Inc., or Veraz, a private company in which ECI holds a 43% interest. Veraz designs, markets and sells carrier-class packet telephony solutions. These solutions help telecommunications service providers in establishing the carrier-class new voice infrastructure necessary to provide toll quality, large scale, international and national, IP telephony services (including voice, fax and voice band data traffic). Its holding in Veraz enables ECI to maintain a foothold in an important strategic market, while at the same time focusing internal resources on ECI's core businesses. In addition to its packet telephony products, Veraz also operates in the DCME market of bandwidth optimization solutions, with more than 11,000 traffic compression systems (DTXTM-600 and DTX-360) installed in 140 countries. DCME systems simultaneously compress toll quality voice, fax, voice band data, native data, and signaling. The system improves transmission media efficiency and helps achieve maximum bandwidth utilization and guaranteed QoS provision of traffic payloads. Veraz was formed in December 2002, by the combination of the principal activities of ECI's NGTS operations with those of NexVerse Networks, Inc.

    o ECtel Ltd. or ECtel, is a developer and global provider of revenue assurance solutions for circuit-switched and packet-switched wireline and wireless networks. Its revenue assurance solutions equip telecommunications service providers with comprehensive data gathering and analysis capabilities to improve their operational efficiency and profitability by detecting and preventing fraud, monitoring the quality of service over their networks and supporting billing assurance/mediation functions or interconnection arrangements. ECtel experienced a sharp decline in revenues in 2003 and, in order to focus on its telecom business, in March 2004, it sold its government surveillance business to Verint Systems Inc. for $35.0 million in cash.

         ECtel was previously a majority owned subsidiary of ECI; however, on May 10, 2004, ECI distributed 7.6 million of its shares in ECtel to its shareholders, including us, reducing its holdings in ECtel from approximately 57.9% to approximately 16.0%. As a result, ECI no longer consolidates ECtel's results and the activities of ECtel for prior periods are treated in ECI's financial statements as discontinued operations. In addition, as a result of this distribution, we acquired a direct ownership interest in ECtel of approximately 12.9%. Our investment in ECtel is presented in our consolidated financial statements by the cost method, and is classified as available-for-sale under FAS 115 for U.S. GAAP purposes, therefore ECtel's results are not included in our results of operations.

         ECI's other operations include the remaining activities of the NGTS manufacturing unit, following the transfer of the principal NGTS operations to Veraz, which primarily focuses on the manufacturing of DCME systems for sale to Veraz, which has exclusive, world-wide distribution rights for these systems.

         In December 2003, ECI entered into a strategic relationship agreement with Nortel Networks. Under the agreement, ECI and Nortel agreed to deliver broadband access networking solutions that will address the increasing global demand for multimedia and triple play services (voice, video and data).

         In November 2004, ECI signed an agreement with Redback Networks Inc., or Redback, for the delivery of enhanced triple play (voice, video and data) services over broadband and IP networks. Under the agreement, the two companies will offer a comprehensive IP solution that includes ECI's Multi-Service Access Gateway (MSAG) solutions together with Redback's multi-service edge and broadband portfolio. Pursuant to the terms of the agreement, ECI and Redback will initially target joint customers and will work together to address customer needs and requirements for the move to triple play and other advanced services.

         In December 2004, ECI entered into a strategic partnership with Chiaro Networks Ltd., or Chiaro, the developer of the Enstara(TM) IP/MPLS routing platform. This platform is designed to enable telecommunications service providers to consolidate multiple existing networks into a single, simpler network that offers greater operational efficiency, increased scalability and significant cost advantages. According to ECI's agreements with Chiaro and its shareholders: (i) ECI received exclusive, global distribution rights for the Enstara platform for a period expiring in February 2008; (ii) ECI provided financing to Chiaro in the aggregate amount of $6.0 million, repayable in full in March 2008 with interest at an annual rate of LIBOR + 2.3% ($3 million of the financing being convertible, at ECI's option, at any time into convertible preferred shares of Chiaro); and (iii) ECI received an option to acquire Chiaro in the future at a price to be determined based on the revenues derived from the Enstara product. The term of the option expires in February 2008 and it may be exercised within three defined 90-day exercise windows during its term.

         Under U.S. GAAP, for the year ended December 31, 2004, ECI reported revenues of $497 million, gross profit of $196 million, income from continuing operations of $14 million and net income of $10 million. Under Israeli GAAP, ECI's net loss for the year ended December 31, 2004 was $1 million. ECI is included in our financial statements on an equity basis only. As of December 31, 2004, our equity interest in ECI was approximately 30.21%.

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

         Telrad's operations are divided into the following three divisions:

    o Telrad ODM (original development manufacturer), which is similar to an OEM (original equipment manufacturer), is the division responsible for research and development as well as sales and support in wireline, wireless, enterprise and optical networks. The division develops carrier-grade quality products with a rapid time-to-market deployment. This division was created in 2004 through the consolidation of Telrad's former Telrad Network Solutions, or TNS, and Telrad Optical Networks, or TON, divisions.

    o Public Network Integrator, or PNI, provides end-to-end solutions for telecom and service providers. PNI specializes in Telrad and Nortel Networks technology and its operations include the planning, design and development of switching products, project management integration and delivery of turnkey telecommunications projects, as well as third-party equipment.

    o Advanced Operations Solutions, or AOS, provides advanced operations solutions and services, including NPI management, System House Services and complete Supply Chain Management, or SCM, for companies.

         In addition, Telrad has interests in several start-up companies and new subsidiaries offering various products and services, which have been established as independent subsidiaries of Telrad. These companies offer next generation solutions in the telecommunications industry.

         On September 28, 2004, we entered into an agreement to sell 39% of our holdings in Telrad to Fortissimo GP Capital Fund L.P., or Fortissimo, for $21 million. The agreement provided that the sale will be effected in two stages. In the first stage, which closed in November 2004, we transferred 19.5% of Telrad's shares to Fortissimo for consideration of $10.5 million. In the second stage, which we expected to close during the second half of 2005, Fortissimo was to transfer the balance of the consideration, amounting to $10.5 million, and we were to transfer the balance of the Telrad shares we sold in this transaction, amounting to 19.5% of Telrad's shares. See also "Recent developments" below.

         Under the terms of the agreement, Fortissimo was given an option, exercisable for a period of up to 48 months from the closing date of the first stage, to acquire additional shares of Telrad from us, provided that Fortissimo's total holdings will not exceed 49% of Telrad's shares. The exercise price for this option will be determined according to the value of Telrad, which will not be less than its shareholders' equity in the financial statements on the exercise date.

         Pursuant to the agreement, we agreed to use the proceeds of the sale to extend loans to Telrad, and upon the closing of the first stage of the sale, we transferred $9.5 million of the proceeds to Telrad as a loan. Upon the closing of the second stage, we will extend an additional $11.5 million loan to Telrad. These loans will bear interest at an annual rate of LIBOR+2%, and will mature 20 years from the closing date of the first stage.

         As of December 31, 2004, based on estimates by our management, forecasts on the operating results of Telrad and the indemnification we provided Fortissimo in the transaction, our management assessed that the value of the $9.5 million loan to Telrad loan was impaired and a provision was recorded in our consolidated financial statements.

         Under the terms of the agreement, we and Fortissimo agreed to vote our respective shares of Telrad so that following the completion of the second stage, Telrad's board of directors will consist of seven directors and will be comprised of three directors nominated by us, three directors nominated by Fortissimo and one director jointly nominated by us and Fortissimo. In addition, the agreement stipulates a list of matters which must be approved by our and Fortissimo's joint consent, including the approval of Telrad's budget, the appointment of Telrad's executives and the determination of their terms of employment and the distribution of dividends. These rights confer on Fortissimo, as the minority shareholder, the right to actually participate in significant decisions related to the Telrad's normal course of business, and, therefore, prevent us, as the majority shareholder, from exercising actual control over Telrad and require our and Fortissimo's joint consent in decisions on matters that are critical for the operating objectives of Telrad.

         Under the terms of the agreement, in the event Fortissimo does not transfer the entire balance of the consideration in the second stage, it will receive shares of Telrad on a basis proportionate to the consideration actually paid. In such event, the agreement provides for a formula for appropriate changes to be made to the composition of Telrad's board of directors, the voting rights granted to Fortissimo, the loan amounts we extend to Telrad and the terms of Fortissimo's option to purchase additional shares, as described above.

         As a result of this transaction, since the closing of the first stage in November 2004, Telrad has been included in our financial statements, according to Israeli GAAP and according to U.S. GAAP, by the proportionate consolidation method, at a rate of 80.5%.

         Recent developments

         On June 22, 2005 we completed the second stage of the sale of shares of Telrad, amounting to 19.5% of Telrad's shares, thereby completing the sale of 39% of Telrad's shares. As a result of the accelerated reorganization measures implemented at Telrad (as described below under "Cost Reduction Plan"), we and Fortissimo entered into an amendment to the original agreement, pursuant to which the terms of the second stage of the transaction were changed. International private equity fund HarbourVest International Private Equity Partners and Israeli based Poalim Ventures joined Fortissimo Capital in this investment. Under the amended terms of the transaction, we received $6.25 million for the 19.5% of Telrad's shares transferred in the second stage, instead of the $10.5 million provided for in the original agreement. However, instead of extending a loan to Telrad with the proceeds from the sale in the second stage as provided in the original agreement, under the amended terms of the transaction, we retained these proceeds. Under the amended terms of the transaction, we were also relieved from certain of our indemnification obligations to Fortissimo under the original agreement. As a result of this transaction, as of the closing of the second stage in June 2005, Telrad will be included in our financial statements, according to Israeli GAAP and according to U.S. GAAP, by the equity method.

         Reorganization plans

         Beginning in November 1998, Telrad's board of directors approved a series of reorganization plans which included the reduction in the number of employees through early retirement plans. The reorganization plans were completed without disturbances to labor relations. In 2004, Telrad's board of directors approved an additional reorganization plan that included the reduction of approximately 85 additional employees. For 2004, 2003 and 2002, our financial statements include expenses of NIS 29 million, NIS 2 million and NIS 107 million, respectively, recorded under the item "Other income (expenses), net". The 2004 reorganization plan was completed in 2005, with an expense of NIS 40 million included in our financial statements for the first quarter of 2005. As a result of these reorganizations, Telrad has reduced its workforce to be in line with its current sales volume and requirements.

         Start-ups and new subsidiaries

         comMATCH Ltd., a wholly-owned subsidiary of Telrad, is a leading provider of Last-Mile over IP solutions for telecommunications operators, creator of DUET Carrier Grade VoIP (Voice over Internet Protocol, Gateways portfolio. comMATCH is a spin-off of Telrad Networks. The company's mission is to deliver carrier class VoIP and Media over IP solutions enabling Multi-Service Operators and alternative carriers to deliver reliable, high-quality and feature-rich telephony services over IP and TDM networks.

         The DUET family of products enables customers to seamlessly bridge Legacy Public Switched Telephone Network, or PSTN, and IP networks via various alternative infrastructures, like Cable TV, xDSL, fixed broadband wireless, Gigabit Passive Optical Networks (GPON) and more. The company's technology provides connectivity and interoperability for Next Generation Access and Public Networks. comMATCH's sales in 2004 and 2003 totaled $3.9 million and $1.8 million, respectively.

         Telrad Connegy Communications Inc. (Connegy). Telrad holds 52% of its U.S. based subsidiary, Connegy, whose main products consist of the UNITe Family of Business Systems and IP and LAN telephony solutions, including the advanced i.Picasso 6000 IP telephone and the CNS 3200 Enhanced Hosted Communications Platform. Connegy provides enterprise customers, carriers and others with a comprehensive family of digital and VoIP telecommunication solutions and applications. In 2004 and 2003, Connegy's net sales were $21.9million $21.0 million, respectively.

         Relationship with Nortel

         On April 23, 2002, Nortel and Telrad signed license and distribution agreements, allowing Telrad to sell products based on Nortel know-how and technology to a defined list of carriers in countries in which Nortel does not intend to conduct business and/or in which its activities are limited. During 2003, a number of distribution and license agreements were signed by the parties covering three of the major areas of operation of Nortel. In February 2005, Telrad and Nortel entered into a master reseller agreement, which unified the parties' obligations under their previous distribution and license agreements.

         Credit Risk Exposure

         As part of the above mentioned agreements with Nortel, Telrad retained the receivables from the related sales that typically include extended credit terms to customers in countries that involve certain risks in light of their political and economic conditions. These countries include Ethiopia, Myanmar, Honduras, Chile, Bolivia and Georgia.

         As of December 31, 2004 and 2003, Telrad's long-term credit risk exposure from these agreements amounted to NIS 22 million and NIS 27 million, respectively. During the first quarter of 2005, Telrad further reduced its long-term credit risk exposure by collecting an additional NIS 3 million in receivables.

         Cost Reduction Plan

         After completing the first stage of the sale of 39% of the shares of Telrad to Fortissimo, in addition to the reorganization plans and retirement plans discussed above, Telrad implemented cost reduction measures, including the consolidation of Telrad's former TNS and TON divisions into the ODM division.

         Other Telecommunication Equipment Business

         In addition to ECI and Telrad, a small portion of our telecommunication equipment business is conducted by Microwave Networks Inc., or MNI, in the United States. For the years ended December 31, 2004 and 2003, MNI had sales of approximately NIS 145 million ( $ 33.6 million) and NIS 126 million ($29.2 million), respectively.

         As described above, we also have direct ownership of approximately 12.9% in ECtel, following the distribution by ECI, on May 10, 2004, of 7.6 million of its shares in ECtel to its shareholders, including us.

         Our Defense Electronics Business

         Our defense electronics business is conducted through the Elisra Defense Group, or Elisra Group, and Tadiran Communications Ltd., or Tadiran Communications.

         The Elisra Group includes Elisra Electronic Systems Ltd., or Elisra, Tadiran Electronic Systems Ltd., or Tadiran Electronic, and Tadiran Spectralink Ltd., or Tadiran Spectralink. The Elisra Group designs, develops, manufactures, integrates and supports advanced system solutions for air, sea and land deployment in over 25 countries.

         Excluding sales of Tadiran Communications, which are not consolidated in our results of operations, for the years ended December 31, 2004 and 2003, our defense electronics business had sales of NIS 1,166 million ($271 million) and NIS 1,286 million ($299 million), respectively, representing 12.6% and 16.7%, respectively, of our consolidated net sales during these periods. In 2004 and 2003, the majority of sales of our defense electronic business were made to defense-related customers.

         In 2004, the Elisra Group's sales to the Israeli Ministry of Defense, or IMDF represented approximately 31% of the Elisra Group's sales.

         The principal companies in our defense electronics business are:

                                       Percentage
                                       Of Equity
                                       Ownership        Principal Products and Services
                                       ---------        --------------------------------------------------
Elisra Electronic Systems Ltd.         70.0             Holding Company; Electronic warfare, equipment and
                                                        systems
Tadiran Electronic Systems Ltd.        100.0(1)         Command, control, communications and intelligence
                                                        systems for defense applications
Tadiran Spectralink Ltd.               100.0(1)         Advanced data and video links for military use
Tadiran Communications Ltd.            30.8 (2)         Communications devices and systems mainly for
                                                        military use

(1)  Indicates the percentage of direct ownership by Elisra Electronic Systems
     Ltd.
(2) Fully diluted, taking into consideration the exercise of outstanding stock options. As a result of our sale of shares in April 2005 our interest in Tadiran Communications decreased to 18.6%. See "Recent Developments" below.

         Elisra Group

         The Elisra Defense Group, managed and controlled by Elisra, principally is involved in the design, manufacture, distribution and support of a wide range of advanced electronic systems, primarily for the modern military. The Elisra Group's companies are ranked among the most sophisticated defense suppliers of Electronic Warfare systems, or EW, Command, Control, Communication and Computing Intelligence systems, or C(4)I, and training simulators. The Elisra Group's companies are suppliers to the Israel Defense Forces and are deployed by modern armed forces around the world. The Elisra Group's companies focus on the development of new and innovative technologies for a large range of platforms with a professional staff of experienced engineers, software programmers and highly skilled technicians.

         As of December 31, 2004, our defense electronics business had an aggregate backlog of confirmed orders of NIS 2.0 billion ($462 million) compared to NIS 2.2 billion ($513 million) as of December 31, 2003.

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

         In July 2002, we entered into an agreement with Elta Systems Ltd. or Elta, a wholly-owned subsidiary of Israel Aircraft Industries, to sell to Elta 30% of Elisra's shares for $100 million. In addition, we entered into a shareholders' agreement with Elta to govern the relationship between us and Elta as the shareholders of Elisra, including voting on the composition of Elisra's board of directors and its decision making process, and the imposition of certain limitations on the sale of Elisra's shares.

         Tadiran Electronic Systems Ltd. (Tadiran Electronic)

         Tadiran Electronic is engaged in providing solutions for a variety of customers in the field of C(4)I, electronic warfare COMINT systems and spectrum management and control systems.

         An array of electronic hardware and computer software is incorporated into the C(4)I systems, which enable the collection, processing, analysis and display of large quantities of information to facilitate effective dissemination and accelerate decision making for better Battle Management capabilities.

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

         In March 2001, a fire broke out at the plants of Tadiran Electronic and Tadiran Spectralink, both of which are now wholly-owned by Elisra. The management of these two companies estimate on the basis of, among other things, the opinion of their legal advisers in this matter, that the indemnity from the insurance companies would not be less than the book value of the damaged property of approximately $36 million. During 2003, these two companies filed a claim of $96 million to receive insurance payments for the equipment, building, inventory and projects in progress damaged as a result of the fire. As of December 31, 2003, we had received advances from the insurance companies amounting to approximately $10 million. During the second quarter of 2004, Tadiran Electronic and Tadiran Spectralink filed a motion with the district court in Tel Aviv to issue a partial ruling of $33 million (in addition to the $10 million in advances already paid by the insurance company), based on the admission by the insurance company and its representatives of their liability deriving from the insurance event, while the dispute focuses on the level of damages. In December 2004, pursuant to a ruling of the district court in Tel Aviv, the parties consented to the opening of a separate bank account, in which the insurance company would deposit $15 million. Any withdrawal from this account would require the court's approval until the conclusion of the proceedings in the lawsuit. The lawsuit was sent to arbitration and the court proceedings will be postponed until the end of the arbitration.

         Tadiran Communications Ltd. (Tadiran Communications)

         On September 10, 2004 we signed an agreement to acquire approximately 33% of the shares of Tadiran Communications (approximately 31% on a fully diluted basis taking into consideration the exercise of outstanding stock options) from Trefoil Israel Partners II, L.P., First Israel Mezzanine Fund L.P. and First Israel Mezzanine Fund (in Israel) Limited Partnership for approximately NIS 637 million (approximately $144 million). Our acquisition of these shares, which closed in November 2004, was financed through a loan from an Israeli bank secured by these shares.

         Tadiran Communications develops, manufactures and markets communication devices and systems mainly for military purposes in over 50 countries world-wide. It provides a comprehensive range of integrated communication solutions, offering one of the widest ranges of military communication equipment on the market, including HF and VHF radios, telecommunication systems, and military computers which also serve as communication and navigation terminals. These product lines feature highly immune, secure digital radio communication systems for voice and data.

         Tadiran Communications' products are in the fields of RF design and development in frequencies ranging from 1.5 MHz - 5 GHz, Spread Spectrum techniques (e.g. frequency hopping and direct sequence), crypto algorithms, wireless data transfer application modems, error detection and correction adapted to radio channels, advanced synchronization techniques, communications protocols and radio channel control.

         Tadiran Communications is the Israel Defense Force's signal corps' main supplier of communications equipment. Furthermore, Tadiran Communications utilizes its expertise for civilian applications, which consist of Bluetooth networks developed by its subsidiary TADLYS and Commercial HF radios designed by its MOBAT division.

         Headquartered in Israel, Tadiran Communications has two foreign subsidiaries: Talla-Com Tallahassee Communications Industries Inc. ("Talla-Com") and Telefunken Radio Communication Systems Co. KG ("Telefunken"). Talla-Com and its subsidiary, Tallahassee Technologies Inc., are both fully owned. Based in Tallahassee, Fla., they serve as Tadiran Communications' U.S. production and marketing vehicle, and a vehicle for increased participation in Foreign Military Support ("FMS") projects. Telefunken is 75% owned by Tadiran Communications. Based in Germany, Telefunken supplies technology and HF radio products to the German army. Tadiran Communications is publicly traded on the Tel Aviv stock Exchange under the symbol TDCM.

         Recent Developments

         On December 27, 2004, we entered into a series of agreements with Elbit Systems Ltd., or Elbit, and with Federmann Enterprises Ltd., or Federmann. Under the terms of an agreement with Elbit, we agreed to sell our entire holdings in Tadiran Communications (approximately 33%) to Elbit for approximately $146 million. Concurrently, pursuant to an agreement with Federmann, we agreed to acquire approximately 9.8% of Elbit's share capital from Federmann for approximately $99 million and we will have the right to appoint 20% of Elbit's directors, one of whom will serve as Vice Chairman of the Board.

         The two sales, which are interconnected and will be completed in two stages, are subject to several conditions, including approval of the applicable anti-trust regulators and approval of Elbit's shareholders.

         In the first stage, we will sell approximately 13.8% of the outstanding share capital of Tadiran Communications to Elbit for approximately $63 million, and concurrently, we will acquire approximately 5.3% of the outstanding share capital of Elbit from Federmann for approximately $53 million. In the second stage, we will sell the balance of our holdings in Tadiran Communications (approximately 19.2%) to Elbit for approximately $83 million and concurrently, we will acquire approximately 4.5% of the outstanding share capital of Elbit from Federmann for approximately $46 million. The second stage is contingent, among other things, on the closing of a transaction in which Tadiran Communications will acquire from us our entire holdings (approximately 70%) in Elisra. It was further agreed by the parties that if the second stage of the sales is not closed within sixteen months of the signature date of the agreements, then the board of directors of Tadiran Communications will be comprised in a manner whereby we and Elbit will have "joint control" of Tadiran Communications, meaning that we and Elbit will have an equal number of directors, and there will be rotation of two-year terms for the chairman of the board.

         On April 18, 2005, following receipt of the requisite approvals, the first stage of the transaction was closed. Following the closing of the first stage, we held approximately 18.6% of the outstanding share capital of Tadiran Communications and approximately 5.3% of the outstanding share capital of Elbit, and we and Elbit have an identical number of directors on the board of Tadiran Communications. The closing date for the second stage was scheduled for September 30, 2005. If all the other contingent conditions are fulfilled, but the Elisra transaction has not been closed, the date will be postponed to April 30, 2006 or to another date agreed upon by the parties.

         On July 6, 2005 we signed an amendment to these agreements, pursuant to which we will sell our entire holdings in Elisra to Elbit, instead of to Tadiran Communications as per the original agreements, for approximately $70 million and additional consideration following receipt of future insurance proceeds. We also received the right to acquire Dekolink Ltd., a start-up company in the cellular field that is wholly-owned by Elisra. As originally agreed, we will sell the balance of our holdings in Tadiran Communications to Elbit for $83 million. However, under the amended terms of the transactions, contrary to the terms of the original agreement, this sale will be conducted in two parts, and we and Elbit will share joint control of Tadiran Communications, as described above, following the sale of the first 5%. The sale of our remaining shares in Tadiran Communications is contingent on the execution of our sale of our holdings in Elisra to Elbit. Elbit's acquisition of Elisra is subject to the approvals of Elbit's shareholders at general meeting to be held within sixty days and Israel's Anti-Trust Commissioner. In addition, under the amended terms of the transactions, contrary to the terms of the original agreement, we will acquire only an additional 2.3% of Elbit from Federmann for $25 million, regardless of whether the sale of Elisra is approved by the Israeli Anti-Trust

Commissioner. Upon completion of all the stages of these transactions, we will hold approximately 7.6% of Elbit.

         Our Agrochemicals Business

         Our agrochemicals business is conducted through the direct and indirect subsidiaries of Makhteshim-Agan Industries Ltd., or MA Industries. MA Industries is the world's leading generic manufacturer of crop protection products. After a long period of coordination and cooperation as separate publicly-traded entities, Makhteshim and Agan formally merged in May 1998. The new MA Industries replaced its predecessors on the Tel Aviv Stock Exchange and now has several wholly-owned subsidiaries which include Makhteshim Chemical Works Ltd., or Makhteshim, Agan Chemical Manufacturers Ltd., or Agan, and Milenia Agro Ciensias S.A., or Milenia, all of which are collectively referred to as "the MA Group." These companies are leading international suppliers of generic crop protection products. The MA Group produces a full range of crop protection chemicals, including acaricides, insecticides, fungicides, herbicides as well as plant growth regulators. The company is also engaged in the development, production and marketing of fine chemicals, intermediates, specialty aroma chemicals, industrial chemicals, antioxidants and nutraceuticals. For the years ended December 31, 2004 and 2003, our agrochemicals business had sales of NIS 6,895 million ($1,601 million) and NIS 5,192 million ($1,205 million), respectively, representing 74.7% and 67.5%, respectively, of our consolidated net sales during such periods. International activities, primarily sales in Europe, North America and Latin America, accounted for 93.3% and 92.6% of our agrochemicals business' sales in 2004 and 2003, respectively.

         The principal companies in our agrochemicals business are:

                                       Percentage
                                       Of Equity
                                       Ownership        Principal Products and Services
                                       ---------        --------------------------------------------------
Makhteshim-Agan Industries Ltd.         38.6(1)(2)      Holding Company
Makhteshim Chemical Works Ltd.         100.0 (3)        Insecticides and fungicides and other chemicals
Agan Chemical Manufacturers Ltd.       100.0 (3)        Herbicides and synthetic aroma chemicals
Milenia Agro Ciensias S.A.             100.0 (3)        Formulation and distribution of crop
                                                        protection chemicals

(1) The ordinary shares of MA Industries are traded on the Tel Aviv Stock Exchange, or TASE.
(2) As a result of our sale of 15.9 million shares of MA Industries on February 3, 2005 and the issuance of additional shares by MA Industries in the second quarter of 2005 upon the conversion of convertible debentures and the exercise of stock options including employee stock options, our interest in MA Industries decreased to approximately 32.0% as of June 30, 2005 (approximately 28.6% on a fully diluted basis taking into consideration the exercise of outstanding stock options and the conversion of outstanding convertible debentures).
(3)  Indicates the percentage of direct ownership by MA Industries.

         MA Industries results were included in our consolidated financial statements according to Israeli GAAP as of and for the year ended December 31, 2004 despite the decrease in our ownership to below 50% since, in our management's opinion, we continued to exercise effective control over MA Industries as of December 31, 2004, as described below. However, under U.S. GAAP, MA Industries' financial statements are not included in our consolidated financial statements as of and for the year ended December 31, 2004, but rather are recognized according to the equity method. See also Note 28 to our consolidated financial statements included elsewhere in this annual report.

         The Agrochemicals Business Environment in 2004

         After several years in which the agrochemicals market underwent significant structural changes, recovery in the past two years has been indicated by increased demand for plant protection chemicals and improved business results of most companies. In 2004, growth has continued in the agrochemical market, and the market has reached $30.7 billion (an increase of 15% over 2003).The principal factors affecting the market in 2004 were high demand, excellent harvests in the USA, good weather conditions in northern Europe, improving economic conditions in South America (mainly Brazil), and an outbreak of soybean rust in South America. Other contributing factors were the weak US dollar and low levels of stocks at the beginning of the year. Even after eliminating the effects of currency fluctuations and inflation, all regions showed growth in real terms except for North America, where the market remained stable.

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

         Crop Protection

         Generic agrochemicals offer an alternative source for widely utilized chemicals previously manufactured under patents by larger research-based chemical manufacturers. Research-based chemical manufacturers often focus their resources on developing new agrochemicals and supply of additional chemicals by generic manufacturers, such as MA Industries, to supplement their capacity. In the next few years, as a result of decreased resources committed to research and development of new agrochemicals products and the expiration of existing patents, a significant number of widely used agrochemicals are expected to lose patent protection in many geographic regions (primarily South America), substantially increasing the available market for sales by generic manufacturers. The off patent component of the agrochemical industry grew in recent years to approximately 67% as of December 31, 2003 and is expected to exceed 70% of the agrochemical market by 2007. In addition, the modernization of the agricultural industries of Eastern Europe and other developing countries offers increasing sales opportunities for both research-based and generic agrochemical manufacturers.

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

         The development of new generic products requires significant investment for research, registration, establishment of production and marketing facilities. The MA Group typically focuses on products that require a high degree of sophistication in process development and production, and are, therefore, less susceptible to extensive competition. Their prices, therefore, tend to be relatively higher than sectors where competition is more prevalent. For many of these products, the MA Group is the world's second largest manufacturer, with the original research-based chemical company maintaining the majority share. We believe that the MA Group's ability to compete with major international research-based chemical companies and other generic chemical manufacturers is based upon their flexible manufacturing facilities, advanced research and development capabilities, fulfillment of stringent registration and licensing requirements of various countries, compliance with environmental regulations, material purity and worldwide marketing and cooperation with certain multinational companies with respect to the production and marketing of numerous products. An essential component of the MA Group's ability to maintain its market share on the worldwide market is the successful introduction of new generic products immediately after the expiration of the patents validity. In 1998, an amendment was passed to Israeli Patents Law 1967, which has certain beneficial ramifications for the Israeli agrochemical industry. Under this amendment, (i) subject to certain conditions, research activities on a patent during the patent period for the purposes of production deployment after the patent expiration will not constitute misuse of an invention, and (ii) the period of patents in the agrochemical industry cannot be extended. These changes should facilitate the introduction of new products by the MA Group.

         The MA Group plans to develop, over the next several years additional agrochemical products, including fungicides, insecticides and herbicides, based primarily on a substantial number of patents held by other parties expiring within the next few years. The MA Group purchased the right to manufacture and market several agrochemical products from the developers of such products.

         New research and developments in the field of trans-genetic plant species that can tolerate insects and in plant species that are resistant to fungal diseases may have an adverse impact on the demand for the MA Group products during the next few years, depending upon the success of such developments.

         The MA Group markets its crop protection chemicals primarily to national distributors and foreign manufacturers, who use such chemicals in the formulation of a wide range of products and sell the formulations to distributors and end users. The MA Group manufactures over 70 different active ingredients, which are sold as technical grade materials and "ready" formulations. These technical grade materials are used in the formulation of a wide range of herbicides, insecticides, fungicides and plant growth regulators. The "ready" formulations are sold to distributors. Agan sells its synthetic aroma chemicals principally to the detergent, soap and cosmetics industries. No single product manufactured and sold by the MA Group accounted for more than 10% of MA Industries' total sales in 2004 and 2003.

         Foreign Activities

         As part of our strategy to focus on our core businesses and increase market penetration in the agrochemicals industry, we have continued to expand our agrochemicals business abroad.

         In October 2001, MA Industries and several of its subsidiaries entered into a securitization transaction, pursuant to which the subsidiaries agreed to sell all their accounts receivable to several foreign companies which were established for this purpose, but which are not owned or controlled by MA Industries or its subsidiaries. The acquisition of the accounts receivable by these companies was financed by a United States affiliate of the Bank of America Group. On September 28, 2004, MA Industries and certain subsidiaries signed an agreement with Bank of America to terminate the securitization undertaking. On that same date, they entered into a new agreement with Rabobank International for the sale of trade receivables in a securitization transaction to replace the previous agreement with Bank of America. The new agreement is similar in principle to the prior agreement with several changes, including, among others, that in the new agreement additional MA Indusries subsidiaries are included in the transaction. The volume expected to be at the disposal of the companies purchasing the accounts receivable is approximately $250 million (compared with $150 million in the previous securitization agreement), on a current basis, so that the considerations received from the customers whose debts were sold will be used to purchase new debts. Under the terms of the securitization agreements, MA Industries will handle collection of the sold debts for these companies in consideration of a fee, which is to be determined in accordance with such agreements. The period in which the companies will sell their trade receivables will be one year from the closing date of the transaction. This period may be extended, with the consent of all the parties, for additional one-year periods, up to a maximum of four extensions. Under the terms of the agreement, MA Industries undertook to meet certain financial covenants, mainly a ratio of liabilities to capital and profitability ratios, and as of December 31, 2004 and June 30, 2005, MA Industries is in compliance with these covenants. As of December 31, 2004, MA Industries received cash proceeds of approximately $142.5 million from this securitization transaction.

         In April 2004, MA Industries, through a wholly-owned subsidiary, signed agreements to acquire ownership and control in a group of three companies, Vegetation Management LLC, Farm Saver.com LLC and Nation Ag II LLC, which are engaged in the registration, import and marketing of agrochemicals in the U.S. The total purchase price amounted to approximately NIS 303 million.

         In June 2004, MA Industries, through a wholly owned subsidiary, signed an agreement for acquisition of approximately 45% of the rights in Control Solutions Inc., or CSI, a U.S. company engaged in the marketing of pesticides to the non-agricultural market in the United States. In addition, the subsidiary was granted an option, which may be exercised at any time during the next three years, to increase its share in CSI to 60%, in exchange for a payment ranging between NIS 6.8 million and NIS 47.8 million, based on CSI's earnings in 2004-2006. In addition, commencing in 2009, the subsidiary and the remaining shareholders of CSI have the right to require the subsidiary to acquire from the remaining shareholders of CSI the balance of their shares in CSI in consideration for an amount to be determined based on the earnings of CSI for the three years preceding the acquisition date.

         In July 2004, MA Industries, through a wholly owned subsidiary, signed an agreement for acquisition of all the shares and rights of Farmoz PTY Limited, an Australian company engaged in the marketing and distribution of pesticides in Australia.

         In August 2004, MA Industries, through a subsidiary, signed an agreement for acquisition of 50.1% of the rights in RiceCo LLC, a U.S. company engaged in the development and marketing of herbicides for rice.

         The total purchase price paid for CSI, Farmoz and RiceCo amounted to approximately NIS 186 million.

         In March 2004, MA Industries issued non-marketable convertible debentures in a private placement to institutional investors in the amount of $150 million par value, in consideration for their par value. The debentures are for a seven-year period and bear annual interest at the rate of 1.75%, to be paid annually, in the month of March. The debentures may be converted into ordinary shares of MA Industries, par value NIS 1.00 per share, at a conversion rate of NIS 20.5 per share, according to a fixed exchange rate of NIS 4.514 per $1.00. The ordinary shares to be issued upon conversion of the debentures will be listed for trading on the Tel Aviv Stock Exchange. On March 22, 2007, the debenture holders will have the right, by serving prior written notice to MA Industries (between 30 and 60 days prior to March 22, 2007), to demand redemption of the debentures (principal and interest balance at such date). MA Industries will have the right to force the conversion of the debentures, beginning March 22, 2007, as long as the average trading price of MA Industries' ordinary shares in the period of 20 business days preceding the notice of forced conversion, will be more than 30% higher than the conversion price of the debentures. As of June 30, 2005, $121.5 million of the $150 million debentures were converted into approximately 27.8 million shares.

         On January 14, 2004, we sold 27 million shares of MA Industries to UBS Securities Israel Ltd. for approximately NIS 418 million. The sale generated a capital gain, before tax, of NIS 160 million in the first quarter of 2004, and our percentage ownership in MA Industries decreased to 41.29%. Additionally, as a result of the sale, we utilized a deferred tax asset of NIS 59 million that had been created in 2003, because of expectations to utilize carryforward tax losses.

         As a result of this transaction, and following the issuance by MA Industries of additional shares upon the conversion of convertible securities issued by MA Industries, including the convertible debentures mentioned above, our ownership percentage in MA Industries decreased to 38.6% as of December 31, 2004.

         In the opinion of our management, the broad dispersal of voting rights among the other shareholders of MA Industries, the low level of shareholding by the other shareholders of MA Industries, the low likelihood of the creation of a block of votes opposing our interests at shareholder meetings and past experience related to the attendance at shareholder meetings, as well as the voting percentages and opposition at the meetings indicate that the economic substance that stood and continues to stand as the basis of the relationship between us and MA Industries immediately before and after the transactions described above demonstrates our effective control of MA Industries, as measured by our ability to determine the financial and operational policies of MA Industries. Therefore, MA Industries' financial statements continue to be included in our consolidated financial statements for the year ended December 31, 2004. However, under U.S. GAAP, MA Industries' financial statements are not included in our consolidated financial statements in 2004, but rather are recognized according to the equity method. See also
Note 28 to our consolidated financial statements included elsewhere in this annual report.

         Recent Developments

         On February 3, 2005, we sold 15.9 million shares of MA Industries to Merrill Lynch International for approximately NIS 374 million. The sale generated a capital gain, before tax, of approximately NIS 201 million in the first quarter of 2005. Additionally, as a result of the sale, we utilized a deferred tax asset of approximately NIS 69 million that had been created in 2004, because of expectations to utilize carryforward tax losses. Under the terms of the sale, we undertook not to sell additional shares of MA Industries for a nine-month period from the date of sale. As a result of this sale, and following the issuance by MA Industries of additional shares in the second quarter of 2005 upon the conversion of convertible securities and the exercise of employee stock options, our ownership percentage in MA Industries decreased to 32% as of June 30, 2005 (28.6% on a fully diluted basis taking into consideration the exercise of outstanding stock options and the conversion of outstanding convertible debentures).

         Following the sale of the shares in February 2005, we evaluated the implication for continuing to consolidated MA Industries in our financial statements, beginning from the first quarter of 2005. Based on an evaluation of the range of circumstances created as a result of the February 2005 sale, we decided that continuation of the consolidation of MA Industries is not consistent with the economic substance. Therefore, beginning from the first quarter of 2005, the consolidation of MA Industries in our financial statements was discontinued, and our investment in MA Industries is accounted for according to the equity method.

         On March 8, 2005, the board of directors of MA Industries resolved to adopt a new option plan for its officers and employees and those of its subsidiaries. Under the terms of the plan, on March 14, 2005, MA Industries issued stock options exercisable for up to 14,900,000 ordinary shares of MA Industries. Assuming all the options are exercised, the plan recipients will hold approximately 3.05% of MA Industries share capital, including 2,500,000 options that were deposited with a trustee for future distribution. However, the offerees will not be issued the full number of shares underlying the options, but only the number of shares reflecting the monetary benefit implicit in the options.

Our Venture Capital Business

         In January 2000, we and a wholly-owned subsidiary established a registered partnership called "Koor Corporate Venture Capital," or Koor CVC, within which we concentrated our investment activities in venture capital funds and in high-tech start up companies with growth potential. The action was taken to implement our strategic decision to increase our investments in those areas. Within this context, since January 2000, Koor CVC signed investment agreements with various start-up companies.

         In 2000, Koor CVC, as a limited partner, also committed to invest up to a total of $73 million in a number of external venture capital funds. As a result of the reduction in the size of one of the funds, this commitment declined to approximately $68 million in 2002.

         In March 2001, Koor's board of directors elected to limit Koor CVC's future investments only to its current portfolio companies and not to seek new investments from that point onwards.

         In June 2003, Koor CVC sold most of its commitment to its portfolio of external venture capital funds to a secondary venture capital fund. As a result of this sale, Koor CVC's future commitment to invest in these venture capital funds was reduced to $14 million.

         As of December 31, 2004, Koor CVC's future commitment to invest in its venture capital fund (Pitango) totaled approximately $5 million. This amount may be drawn upon by the fund at any time over the next 1-3 years, based upon their needs.

         During 2004, Koor CVC recorded NIS 58 million of provisions. These provisions were as a result of depreciation in value for some of the Koor CVC portfolio companies and portfolio funds.

         During 2004, Koor CVC transferred approximately $9.1 million in follow-on investments in its portfolio start-up companies and its portfolio venture capital funds, and received approximately $8.8 million in proceeds from the sale of its holdings in its portfolio companies, Riverhead Networks and Envara.

         As of December 31, 2004, the book value of Koor CVC's investments in its start-up companies, a venture capital fund and Scopus Network Technologies, or Scopus, in which Koor CVC holds a 27% interest on a fully-diluted basis, totaled approximately NIS 181 million ($42 million).

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

         The principal companies in our other businesses are:

                                       Percentage
                                       Of Equity
                                       Ownership        Principal Products and Services
                                       ---------        --------------------------------------------------
Sheraton Moriah (Israel) Ltd.           55.0            Hotel chain
Knafaim-Arkia Holdings Ltd.              9.2(1)         Aviation and tourism services
Koor Properties Ltd.                   100.0            Real estate
Koor Trade Ltd.                        100.0            International trade

(1) Not consolidated in our financial statements and not included in our business data. The ordinary shares of Knafaim are traded on the TASE.

         Tourism

         Our interests in Israel's tourism industry include ownership and management of hotels and resorts, and other tourism-related services, such as airlines. For the years ended December 31, 2004 and 2003, our tourism business had sales of NIS 430 million ($100 million) and NIS 309 million ($72 million), respectively.

         Sheraton Moriah (Israel) Ltd. (Sheraton Moriah)

         The Sheraton Moriah hotel network consists of 2,201 rooms (1,724 under 100% ownership) in 8 owned or leased hotels in major tourist destinations in Israel, operating under the following brand names: Sheraton (six hotels), Luxury Collection (one hotel) and Sheraton Four Points (one hotel).

         Following the continuous crisis due the escalation of violence in Israel since October 2000, since April 2003, a positive trend has developed in the incoming tourism market. Tourist entries are still over 40% less than 2000, but the improvement is consistent. As a result of the environment, Sheraton Moriah's management has continued its strict control on expenses while emphasizing revenue enhancement, including focusing on direct sales via a local central reservations office, hard-sale local web-site, and leverage of its international brand to increase the market share in both the domestic tourism and incoming tourism markets.

         Knafaim-Arkia Holdings Ltd. (Knafaim)

         On September 29, 2004 we signed two agreements to sell 16% of the shares of Knafaim for approximately NIS 121 million, and a third agreement for the sale of an additional 3% of the shares of Knafaim for approximately NIS 23 million. As a result of these sales, our shareholding in Knafaim decreased from approximately 28.3% to approximately 9.2%. Accordingly, for Israeli GAAP purposes, the investment in Knafaim is stated by the cost method, beginning from the date of the sale, and is classified as available-for-sale under FAS 115 for U.S. GAAP purposes. In the statement of operations for 2004, we recorded a gain of NIS 51 million. Since we intend to sell the remainder of the shares in Knafaim, the investment is presented within current assets. As a result of management's intention to sell the remainder of its holding in Knafaim, we recorded deferred taxes of approximately NIS 8 million 2004 in respect of the anticipated utilization of carryforward tax losses.

          Knafaim was incorporated in 1980. Knafaim owns a variety of businesses in the travel and tourism industry, including Arkia Israeli Airlines Ltd. (75%), Israel's largest domestic airline. Arkia also purchases and leases back aircraft and operates charter flights to Europe. Knafaim also holds other companies that supply various tourism services, both domestically and internationally.

         During 2003 and the first half of 2004, Knafaim acquired shares and options of El Al Israel Airlines Ltd., or El Al, which was majority-owned by the Israeli government. During the second quarter of 2004, after receiving the requisite approval to increase its stake in the shares of El Al above 5%, Knafaim exercised some of the options. Following this exercise, Knafaim held 22% of El Al's issued share capital, and pursuant to a third-party voting agreement, Knafaim held 24.9% of the voting rights of El Al. During the third quarter of 2004, Knafaim filed a request with the State of Israel, which holds a special share in El Al, for approval to increase its stake in El Al above 25%.

         On August 5, 2004 the Anti-Trust Commissioner approved the merger between Knafaim and El-Al, with restrictive conditions, mainly regarding the sale of Knafaim's aviation activities to an independent third party.

         On December 22, 2004, Knafaim received the requisite approval to increase its stake in the shares of El Al to 40%, and to a shareholding that would grant control over El Al. Upon receipt of this approval, Knafaim exercised part of the purchase option so that as of March 31, 2005, Knafaim holds approximately 39.6% of the issued and paid shares of El Al and approximately 42.6% of the voting rights in El Al according to authorization that was granted to Knafaim by a third-party. The third-party authorization expired on May 2, 2005 with no other arrangement formulated in respect of the third party's securities and since May 2, 2005 Knafaim has no voting rights in connection with the third party's securities.

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

         The remaining balance of the real estate assets we received from Tadiran, in the amount of NIS 42 million, was recorded under "Assets designated for sale" in our consolidated balance sheet as at December 31, 2004.

         Koor Properties Ltd. (Koor Properties)

         Koor Properties, our wholly-owned subsidiary, owns and develops directly and indirectly real estate in Israel. As of December 31, 2004, Koor Properties owned directly and indirectly an aggregate of approximately 52 thousand square meters of real property in different stages of development. Most of the land is commercially developed.

         During 2004, Koor Properties sold most of its remaining real estate assets for NIS 3 million. We recorded a gain of NIS 2 million from this sale.

         Trade

         Koor Trade Ltd. (Koor Trade)

         Koor Trade, our wholly-owned subsidiary, imports, exports and distributes a broad range of industrial, agricultural and consumer products through its worldwide network of offices, including offices in Europe, Asia, Latin America and Australia. For the years ended December

31, 2004 and 2003, Koor Trade had sales of NIS 112 million and NIS 96 million, respectively. Koor Trade owns a 49% equity interest in Balton C.P limited, an English international trading company, which is engaged in trading activities in seven countries in Africa relating to agricultural, telecommunications, electromechanical and air-conditioning equipment, construction and other projects.

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

Research and Development

         The companies in our telecommunication equipment, defense electronics, venture capital investment and in the agrochemicals businesses are actively engaged in research and development programs intended to develop new products, manufacturing processes, systems and technologies and to enhance existing products and processes. Research and development is conducted through our subsidiaries and affiliates, and is funded by a combination of our own resources and grants from the Israeli Government. We believe our research and development effort has been an important factor in establishing and maintaining our competitive position.

         The following table sets forth the percentage of gross research and development expenditures incurred by our principal businesses in 2003 and 2004 as a percentage of the total sales of these businesses:

                                                 2003            2004
                                               --------        --------
            Telecommunications Equipment        10.2%            8.4%
            Defense Electronics                  5.5%            4.4%
            Agrochemicals                        1.7%            1.6%

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

         The following table shows, for each of the periods indicated, our gross research and development expenses, the portion of such expenses that were funded by the Israeli Government (primarily through the OCS) and the net cost to us of our research and development expenses:

                                                              Year ended December 31,
                                                 ---------------------------------------------------
                                                   2002          2003          2004           2004
                                                 --------      --------      --------       --------
                                                                                             ($ in
                                                     (Adjusted NIS in thousands)            thousands)

Gross research and development expenses           257,101       219,391       226,335        52,538
Portion funded by the Israeli Government(1)           788        (1,952)       14,220         3,301
Net research and development expenses             256,313       221,343       212,115        49,237

___________________________

(1) Net of royalties.

Competition

         In 2004, the majority of our sales from telecommunications equipment, defense electronics and agrochemicals businesses were derived from international sales. The companies comprising these businesses are focusing on developing new markets to increase international sales. The worldwide marketing of products in each of these businesses is highly competitive and certain competitors are substantially larger and have substantially greater financial, production and research and development resources, more extensive marketing and selling organizations, greater name recognition and longer selling experience than us. Some of our competitors are also able to provide their customers with more direct financing or greater access to long-term, relatively low-cost government loans to finance equipment purchases.

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

         Registration expenses (according to US GAAP) for the MA Group in 2004 were $17 million compared to $12 million in 2003 and $33 million in 2002. The registration expenditures decreased as compared to the registration expenditures in 2002 as a result of MA Industries' purchase of several business licenses and distribution rights for agrochemical products from Bayer during 2002. The MA Group believes that its registration expenditures in the future will increase, based on the stricter standards that are expected to be applied in countries where the MA Group sells its products and the likelihood that MA Group will purchase additional products from competitor's on the agrochemical industry. As a result of the foregoing developments and obligations, virtually all of the MA Group's businesses in recent years have spent significant amounts on operation and maintenance, as well as under capital programs to address increasingly stringent requirements with respect to environmental, safety, and health protection concerns.

         Most of the manufacturing activities of the MA Group take place at the two production facilities in Israel. The board of directors of MA Industries appointed an Ecology Committee to receive regular reports from all the subsidiaries where manufacturing takes place (Israel, Brazil, Colombia, Greece and Spain). The subsidiaries control the environmental issues pertinent to their particular products, which differ from site to site and from country to country. The investment in meeting environmental standards amounted to about $19 million in 2002, $23 million in 2003 and $24 million in 2004, and it is estimated that the annual investment will be between $18 and $22 million in the coming years, including expenditures as described below.

          One of MA Industries' plants is located in the Ramat Hovav industrial zone. The Ramat Hovav Industrial Council has been required to take intensive action to prevent odor nuisances, the source of which is the evaporation ponds in the Ramat Hovav industrial zone.

         The industrial wastes of the plants, after pre-treatment at the plants, are transferred to the responsibility of and for further treatment by the industrial council. This arrangement has been in effect since the industrial zone in Ramat Hovav was built at the end of the 1970s. In 1998-99 the council erected and operated a biological installation for industrial wastes, to reduce the biological load of industrial wastes before piping them to the evaporation ponds.

         The industrial council was directed by the Ministry of Environmental Protection to make arrangements to end the piping of the industrial wastes to the evaporation ponds, no later than June 30, 2006. In addition, the Ministry of Environmental Protection stated that on that date, the quality of the wastes must meet a minimum level of Total Organic Carbons, Carbon Oxygen Demand and Biological Oxygen Demand, or TOC, COD and BOD, respectively. The industrial council adopted a significant resolution in principle to change its operations so that each plant in the industrial zone is required to treat its own wastes in order to reduce the biological load and attain new required standards. Furthermore, the plants are required to reduce the plant BOD levels by June 30, 2006.

         Each of MA Industries' plants in Ramat Hovav makes preparations to treat its own wastes. In order to comply with the TOC, COD and BOD standards, a biological treatment installation will have to be built, as well as additional upstream pre-treatment installations. MA Industries has hired the professional services of entities of proven experience in the chemicals industry in Germany and Switzerland, and believes it can achieve the correct technological solutions for an amount of between $30 million and $35 million. The short-term requirements for BOD are currently being clarified and the options discussed, between the plant, the industrial council and the Ministry for Environmental Protection.

         During recent years, the MA Group has invested consistently and regularly in all its plants, in Israel and abroad, to improve standards relating to the quality of the environment, and its plants have been awarded the President's Prize as well as commendations from the Ministry for Environmental Protection in the last few years. MA Industries is in compliance with ISO-9001 and ISOP-14,001 (environment) and with OHSAS 18,000 (safety). The production sites at Ramat Hovav and Ashdod in Israel have been operating in compliance with ISO 14.001 since that standard was approved by the Israel Institute of Standards in 1997. Compliance with the standard requires the senior management to formulate an environment policy and develop a program for its implementation. In addition, in 1998 the MA Group also adopted the German standard Ta Luft (air pollution) at its Ramat Hovav and Ashdod sites.

         Over the past several years various tests have been performed by different agencies to test the ground contamination in the Ramat Hovav area as well as the area surrounding the subsidiary's premises in Be'er Sheva. As of December 31, 2004, MA Industries' management did not expect a significant impact with respect to MA Industries from implementation of the report's recommendations, and, therefore, no provision has been included in the financial statements.

         In May 2004, a subsidiary of MA Industries owning plants at the Ramat Hovav site, received notice of a change in the terms of its business license, pursuant to which the plants were required to change the method used to treat sewage from the existing treatment, and to do so independently through the implementation of vaporization processes. These terms include demands that, within a short period of time, the plants conduct research and development for the purpose of customizing the process to the composition of each plant's sewage, and later, to build a suitable facility. Additionally, formulation processes are to be implemented, whereby the plants must present the Ministry of Environmental Protection with a research and development program for the purpose of implementing the process with respect to the sewage. At the same time, the Ministry of Environmental Protection set January 1, 2008 as the date by which the plants must treat the sewage in the requisite format and to stop the flow of sewage into the Ramat Hovav Industrial Council's vaporization pools and treatment facilities.

         On October 10, 2004, a subsidiary of MA Industries, together with the Israel Manufacturers Association and other companies, filed an administrative appeal with the Beer Sheba District Court against the Ministry of Environmental Protection. The subject of the appeal is the additional conditions for obtaining a business license described above. In the appeal, the District Court was asked to issue an order declaring that the additional terms are nullified. In March 2005 the Court approved the mutual agreement of the parties to try to end the dispute by way of meditation.

         In the estimation of MA Industries' management, based on advice of its legal counsel, in view of the preliminary stage of the process, it is not possible at this time to estimate the prospects of the mediation. In the estimation of MA Industries' management, if the appeal is dismissed, it will have a material effect on the activities of the plant in Ramat Hovav and/or will require investments of amounts that MA Industries' management is unable to estimate at this time.

         On November 28, 2004, the Israeli government reached a decision approving a plan to reduce air and water pollution deriving from the Ramat Hovav industrial area. The plan calls for, among other things, (i) more restrictive rules regarding the treatment of sewage by the plants in the area (derived from the additional business license conditions that are the subject of the administrative appeal described above) to be complied with in two stages, the first by June 30, 2006 and the second by December 31, 2007; (ii) the drying and rehabilitation of the vaporization pools in the area by the Ramat Hovav Industrial Council, to be completed no later than December 31, 2012; and (iii) the formulation and implementation by the Ministry of

Environmental Protection of a plan to prevent exceptional emission of hazardous materials into the air from the Ramat Hovav industrial area.

         In the estimation of MA Industries' management, based on advice from its legal counsel, in view of the preliminary stage of the process, it is not possible at this time to estimate the costs of complying with the Israeli government's plan.

         In November 2004 the Board of Directors of MA Industries approved a master plan for investments in environmental matters as they relate to the manufacturing sites in Israel. This included approval of investments of approximately $60 million during the period from 2005 through 2008, the implementation of which will depend on numerous factors, such as environmental conditions and technology feasibility studies for the sites), some of which are beyond MA Industries' control and there is therefore no certainty that they will take place.

         In August 2003, a criminal complaint was filed against MA Industries and one of its officers by the Man, Nature and Law Foundation. The complaint alleges that in several instances from 1999 to 2003, there were measurements at MA Industries' Ramat Hovav plant of chimney emissions of materials at prohibited concentrations, and that such emissions created strong air pollution. MA Industries believes the charges in the complaint are without merit and intends to defend itself against such charges. In the opinion of MA Industries' management, based on advice from its legal counsel, due to the early stage of the proceedings, it is not possible to estimate the outcome of the complaint and/or the resultant exposure. Therefore, the financial statements did not include a provision in respect of the proceedings.

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

         Fixed Price Contracts

         Approximately 90% of our defense contracts are made on a fixed price basis. Such contracts are subject to the risk that actual costs may exceed those anticipated at the time the contracts are executed, particularly when the products to be sold pursuant to the contracts require a substantial amount of development.

Organizational Structure

         The following is a list of all of our significant subsidiaries and affiliates as of December 31, 2004, including the name, country of incorporation or residence, proportion of ownership interest and, if different, proportion of voting power held.

                                        Country of         Percentage     Percentage of voting
                                     Incorporation or     of ownership     power (if different
  Name of Subsidiary/Affiliate          residence           interest         from ownership)
---------------------------------    ----------------     ------------    --------------------
Koor Corporate Venture Capital            Israel              100%                N/A
Elisra Electronic Systems Ltd.            Israel               70%                N/A
Makhteshim-Agan Industries Ltd.           Israel             38.6%(1)             N/A
Tadiran Communications Ltd.               Israel             30.8%(2)             N/A
ECI Telecom Ltd.                          Israel             30.2%                N/A
Telrad Networks Ltd.                      Israel             80.5%                N/A
ECtel Ltd.                                Israel             12.9%                N/A
Sheraton Moriah (Israel) Ltd.             Israel             55.0%                N/A
Knafaim-Arkia Holdings Ltd.               Israel              9.2%                N/A
Koor Trade Ltd.                           Israel              100%                N/A

______________________

(1) As a result of our sale of 15.9 million shares of MA Industries on February 3 ,2005 and the issuance of additional shares by MA Industries in the second quarter of 2005 upon the conversion of convertible debentures and the exercise of stock options including employee stock options, our interest in MA Industries decreased to approximately 32.0% as of June 30, 2005 (approximately 28.6% on a fully diluted basis taking into consideration the exercise of outstanding stock options and the conversion of outstanding convertible debentures).
(2) Fully diluted, taking into consideration the exercise of outstanding stock options. As a result of our sale of shares in April 2005, our interest in Tadiran Communications decreased to 18.6%. See "Our Defense Electronics Business - Recent Developments" above.


Property, Plants and Equipment

         Our headquarters are located in 2,785 square feet of leased office space on the top floor of the Telrad building at 14 Hamelacha Street, Rosh Ha'ayin, Israel.

         We own an aggregate of 18,000 square feet of office space in the Platinum Building in Tel Aviv, where our headquarters were previously located. We purchased this facility in 1998 and since January 1, 2004, this property has been sublet in its entirety.

         The manufacturing facilities of our subsidiaries and affiliates are located throughout Israel. Major concentrations are in the Be'er Sheva/Ramat Hovav area in the south of Israel and the Tel Aviv-Petach Tikva-Lod-Ashdod area in the central part of Israel. We own our major manufacturing plants, facilities, machinery and equipment. In addition, we lease certain manufacturing and office facilities.

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

         In accordance with amendments to Israeli GAAP published in October 2001 and December 2002, our financial statements for the year ended December 31, 2004 are no longer adjusted to reflect the effects of inflation. For all financial reporting periods until December 31, 2003, Israeli GAAP required that our consolidated financial statements recognize the effects of inflation. Consequently, financial data for all periods until December 31, 2003 in our consolidated financial statements and throughout this annual report, except as otherwise noted, have been adjusted to reflect changes in the Israel consumer price index, or CPI, and have been restated in NIS in terms of the purchasing power as of December 31, 2003. The financial statements of the MA Group, the Elisra Group, Knafaim and ECI are prepared in dollars, the functional currency of these companies, which are then translated into NIS using the exchange rate prevailing at the end of the period for balance sheet items and the exchange rate prevailing on the transaction date for income and expense items. See Notes 2B and 2D to our consolidated financial statements included elsewhere in this annual report.

         Transactions among our subsidiaries and transactions between our company and our subsidiaries are entered into on an arm's-length basis and, in management's opinion, generally on terms no less favorable than those available from third parties.

         The following discussion may contain forward-looking statements that involve risks and uncertainties. Our actual results may differ significantly from those projected in the forward-looking statements. Factors that might cause future results to differ significantly from those projected in the forward-looking statements include, but are not limited to, those discussed below and elsewhere in this annual report, particularly those described above under Item 3, "Key Information - Risk Factors."

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

         Revenues and costs from work in progress under long-term contracts are recognized by the "percentage of completion" method, if the following conditions are met:

    o    the revenues are known or can be reliably estimated;

    o    the collection of revenues is expected;

    o the costs involved in carrying out the project are known or can be reliably estimated;

    o there is no material uncertainty as to the ability to complete the project and to meet the terms of the contract with the customer; and

    o    the percentage of completion may be reliably estimated.

         If any of these conditions are not met, revenues are recognized at an amount equal to the costs incurred and the recovery of which is expected.

         The percentage of completion is determined based on the cost (actual cost vs. projected total cost) or based on the delivery of products, depending on the nature of the agreement.

         Revenues and costs from government contracts, which are based on cost plus a fixed margin, are recognized on an accrual basis.

         In the event that we anticipate a loss on a particular contract, such anticipated loss is provided for in full.

         Projected earnings or losses from long-term contracts could change as a result of changes in estimates, between the actual performance and the original estimate. Such changes in estimates are charged to the statement of operations when identified.

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

Investments in Non-consolidated Subsidiaries and Affiliates

         Our investments in our non-consolidated subsidiaries and affiliates are presented using the equity method. Since January 1, 2004 we have applied IASB Accounting Standard No. 20 - "Goodwill amortization", according to which goodwill arising from the acquisition of equity in a non-consolidated subsidiary or affiliate is generally amortized at equal annual rates over a period of 10 to 20 years commencing from acquisition date. See also "Intangible Assets and Deferred Expenses" below.

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

         Since January 1, 2003, we have applied IASB Accounting Standard No. 15
- "Impairment In value of Assets," or Standard No. 15, to ensure that our assets in the consolidated balance sheet are not stated at an amount exceeding their recoverable value, which is the higher of the net sales price and the usage value, which is the present value of the estimated future cash flows expected to derive from the use and realization of the asset. Standard No. 15, which is based on International Accounting Standard No. 36, applies to all of our assets in the consolidated balance sheet, except for tax assets and monetary assets. Likewise, Standard No.15 prescribes the presentation and disclosure principles for assets that have declined in value. When the carrying value of an asset in the consolidated balance sheet exceeds its recoverable amount, we recognize an impairment loss equal to the difference between the book value of the asset and its recoverable value. A loss in recognized in this manner will be reversed only if changes have occurred in the estimates used in determining the recoverable value of the asset, from the date on which the last impairment loss was recognized.

Intangible Assets and Deferred Expenses

         Intangible assets are amortized over the estimated period of the economic benefit provided by the particular asset. We assess the recoverability of these intangible assets periodically by determining whether unamortized capitalized costs do not exceed the net realizable value of the particular asset. Licensing of products and acquisition of know-how are stated at cost and are mostly amortized over 8 years. Marketing rights are stated at cost and amortized over periods of 5 to 10 years. Intangible assets in the purchase of products are stated at cost and are mainly amortized over 20 years. Since January 1, 2004 we have applied IASB Accounting Standard No. 20 - "Goodwill amortization", according to which goodwill deriving from acquisitions or investments is amortized over the period of economic benefit at equal annual rates over a period of 10 to 20 years commencing from the acquisition date. Non-compete and confidentiality agreements are mostly amortized over 5 years.

         Deferred expenses relating to debenture issuance costs are amortized using the straight-line method over the life of the debentures, which is usually six years.

Recently Issued Accounting Pronouncements in Israel

         In July 2004, the IASB published Accounting Standard No. 19, "Taxes on Income," or Standard 19, which prescribes that a deferred tax liability is to be recognized for all temporary differences that are taxable, except for a limited number of exceptions. Likewise, a deferred tax asset is to be recognized for all temporary differences that are deductible, losses for tax purposes and unutilized tax benefits, if it is expected that there will be taxable income against which it will be possible to utilize them, except for a limited number of exceptions. Standard No. 19, which applies to financial statements beginning on January 1, 2005, was adopted as the cumulative effect of a change in accounting method. Our annual financial statements as of December 31, 2004 includes footnote disclosure regarding the anticipated effect of the first-time application of Standard No. 19 of an increase in net earnings of NIS 19 million, primarily due to the recording of deferred taxes in an investee for intercompany revenues. However, as a result of a reexamination of Standard No. 19 by the investee, regarding the creation of deferred taxes for unrealized intercompany sales, the investee's management reached the conclusion that continuing to apply the "deferral approach," whereby it would continue to allocate taxes to this income based on the tax rate applicable to the seller company, is consistent with the provisions of Opinion No. 57 of the Institute of Certified Public Accountants in Israel. Accordingly, our first-time application of Standard No. 19 during the first quarter of 2005 had a one-time cumulative effect, as at January 1, 2005, of reducing our net earnings for the year ended December 31, 2004 by approximately NIS 3 million, as a result of the revised application of Standard No. 19 by the investee as described above.

Impact of Devaluation on Results of Operations and on Monetary Assets and Liabilities

         The following table sets forth, for the periods indicated, certain information with respect to the rate of inflation in Israel, the rate of devaluation of the NIS in relation to the dollar and the rate of inflation in Israel adjusted for the NIS-dollar devaluation:

                       Israeli           Israeli        Closing Exchange        Annual       Annual Inflation
Year Ended            Consumer          Inflation         Rate of the        Devaluation       Adjusted for
December 31,       Price Index (1)    Price Rate (2)       Dollar (3)          Rate (4)       Devaluation (5)
-----------        ---------------    --------------    ----------------     -----------     ----------------
2000                   168.53              0.0             NIS 4.041            (2.7)               2.8
2001                   170.91              1.4             NIS 4.416             9.3               (7.2)
2002                   182.01              6.5             NIS 4.737             7.3               (0.7)
2003                   178.58             (1.9)            NIS 4.379            (7.6)               6.2
2004                   180.74              1.2             NIS 4.308            (1.6)               2.8

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

         The relationship between our monetary assets and liabilities, and the extent to which these are linked to a particular currency or price index, affects our financial results. In the event of a devaluation of the NIS in relation to the dollar, we would report a financial expense to the extent that our dollar-denominated or dollar-linked monetary liabilities exceed our dollar-denominated or dollar-linked monetary assets or, conversely, we would report financial income if our dollar-denominated or dollar-linked monetary assets exceeded our dollar-denominated or dollar-linked monetary liabilities. On December 31, 2004, the excess of our foreign currency denominated or linked monetary liabilities over our foreign currency denominated or linked monetary assets was NIS 1,773 million (the majority of which was dollar-denominated or dollar-linked).

         In addition, we and certain of our subsidiaries have entered into financial agreements with major Israeli banks and other financial institutions in order to reduce the overall exposure of assets and liabilities denominated in foreign currencies, and commitments for the purchase of raw materials and the sale of goods in currencies other than the dollar arising from foreign currency exchange rates. Such agreements include forward sales, purchase contracts, sale options and swap transactions. For more details regarding the balance of our hedging agreements as of December 31, 2004, see Note 21 to our consolidated financial statements included elsewhere in this annual report. The caption "Financing expenses, net" in our consolidated financial statements includes the impact of these factors on monetary assets and liabilities, as well as regular interest expense.

Results of Operations

The following tables summarize certain recent financial information relating to each of our businesses. The tables are prepared on the same basis as that utilized in our consolidated financial statements included elsewhere in this annual report.

                                                                                                 Translation
                            CPI - adjusted NIS as of December     2003/2002                         into      2004/2003
                                         31, 2003                  Changes            NIS          Dollars     Changes
                            ------------------------------------  ---------   -----------------  -----------  ---------
                               2002       %       2003       %        %          2004       %        2004          %
                            ---------  ------  ---------  ------  ---------   ---------  ------  -----------  ---------
                               (In                (In                           (In                 (In
                            thousands)         thousands)                     thousands)          thousands)
REVENUES FROM SALES AND
SERVICES

Telecommunication equipment   814,108   11.47    796,059   10.35      (2.22)    615,057    6.66      142,771      (22.74)
Defense electronics         1,687,551   23.77  1,286,432   16.73     (23.77)  1,165,998   12.63      270,659       (9.36)
Agrochemicals               4,140,471   58.32  5,191,913   67.51      25.39   6,895,238   74.72    1,600,566       32.81
Other                         457,660    6.44    416,026    5.41      (9.10)    552,380    5.99      128,222       32.78
                            ---------  ------  ---------  ------  ---------   ---------  ------  -----------  ----------

Total                       7,099,790   100    7,690,430   100         8.32   9,228,673   100      2,142,218       20.00
                            =========  ======  =========  ======  =========   =========  ======  ===========  ==========

OPERATING EARNINGS (LOSS):

Telecommunication equipment  (178,623) (34.43)     3,158    0.34    (101.77)    (64,491)  (5.02)     (14,970)   (2142.15)
Defense electronics            78,853   15.2      (4,294)  (0.46)   (105.45)     30,865    2.40        7,164     (818.79)
Agrochemicals                 658,507  126.93    949,290  102.61      44.16   1,312,534  102.10      304,674       38.26
Venture capital investments    (7,894)  (1.52)    (1,445)  (0.16)    (81.69)     (1,457)  (0.11)        (338)       0.83
Other                         (32,062)  (6.18)   (21,536)  (2.33)    (32.83)      8,030    0.63        1,864     (137.29)
                            ---------  ------  ---------  ------  ---------   ---------  ------  -----------  ----------

Total                         518,781   100      925,173   100        78.34   1,285,481   100        298,394       38.94

Joint general expenses        (38,917)           (28,888)            (25.77)    (42,695)              (9,911)      47.79
                            ---------          ---------          ---------   ---------          -----------  ----------

Total operating earnings      479,864            896,285              86.78   1,242,786              288,483       38.66
                            =========          =========          =========   =========          ===========  ==========

CAPITAL EXPENDITURES:

Telecommunication equipment    15,554    1.19      7,173    2.25     (53.88)     21,015    2.39        4,878      192.97
Defense electronics            45,753    3.48     28,210    8.85     (38.34)     21,408    2.44        4,969      (24.11)
Agrochemicals               1,241,091   94.53    277,195   86.94     (77.67)    816,287   92.90      189,482      194.48
Other                          10,464    0.8       6,262    1.96     (40.16)     19,991    2.27        4,641      219.24
                            ---------  ------  ---------  ------  ---------   ---------  ------  -----------  ----------

Total                       1,312,862   100      318,840   100       (75.71)    878,701   100        203,970      175.59


CORPORATE ASSETS                  108                392             262.96         423                   98        7.91
                            ---------          ---------          ---------   ---------          -----------  ----------

                            1,312,970            319,232             (75.69)    879,124              204,068      175.39
                            =========          =========          =========   =========          ===========  ==========

EXPORTS OF KOOR PRODUCTS BY
BUSINESSES (1)

Telecommunication equipment   695,962   13.49    721,957   12.23       3.74     569,701    8.20      132,243      (21.09)
Defense electronics         1,056,968   20.49    760,964   12.89     (28.01)    549,440    7.91      127,539      (72.20)
Agrochemicals               3,404,650   66.02  4,419,795   74.88      29.82   5,828,607   83.89    1,352,973       31.88
                            ---------  ------  ---------  ------  ---------   ---------  ------  -----------  ----------

Total                       5,157,580   100    5,902,716   100        14.45   6,947,748    100     1,612,755       17.70
                            =========  ======  =========  ======  =========   =========  ======  ===========  ==========

REVENUES FROM SALES AND
SERVICES BY DESTINATION (2)

North America               1,125,915   15.86  1,152,009   14.98       2.32   1,542,409   16.71      358,034       33.89
Europe                      1,864,012   26.26  2,473,635   32.17      32.70   3,150,853   34.14      731,396       27.38
South America               1,213,485   17.09  1,670,256   21.72      37.64   2,056,261   22.28      477,312       23.11
Asia and Australia          1,123,387   15.82  1,050,873   13.66      (6.45)    842,986    9.13      195,679      (19.78)
Africa                        228,632    3.22    323,206    4.20      41.37     256,010    2.77       59,427      (20.79)
Israel                      1,544,359   21.75  1,020,451   13.27     (33.92)  1,380,154   14.96      320,370       35.25
                            ---------  ------  ---------  ------  ---------   ---------  ------  -----------  ----------

Total                       7,099,790   100    7,690,430   100         8.32    9,228,673   100     2,142,218       20.00
                            =========  ======  =========  ======  =========   ==========  =====  ===========  ==========

____________________________

(1)  Including foreign industrial operations.

(2)  Destination to which shipment is made.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

         The following is an analysis of our consolidated results of operations, followed by an analysis of the results of operations of each of our businesses.

         Revenues from sales and services. Revenues from sales and services increased 20.0% to NIS 9,229 million in 2004 compared to NIS 7,690 million in 2003. The increase was mainly due to an increase of NIS 1,703 million in MA Industries' revenues and a slight increase in the revenues of Sheraton Moriah and Isram (NIS 121 million), partially offset by decreases in the revenues of Telrad (NIS 186 million) and the Elisra Group (NIS 120 million).

          Export and international operations, representing 85% of our net revenues in 2004, increased 17.7% in 2004 compared to 2003, primarily as a result of a NIS 1,620 million increase in MA Industries' exports , partially offset by decreases in the exports of Telrad (NIS 171 million) and the Elisra Group (NIS 212 million).

         Gross profit. Gross profit increased 28.0% to NIS 2,941 million in 2004 compared to NIS 2,297 million in 2003. The increase in gross profit was primarily attributable to improved profits at MA Industries (NIS 680 million), partially offset by a decrease in the gross profit of Telrad (NIS 119 million). Gross profit as a percentage of revenues was 31.9% in 2004 compared to 30.0% in 2003.

         Operating earnings. Operating earnings increased 38.7% to NIS 1,243 million in 2004 compared to NIS 896 million in 2003. The increase in operating earnings was mainly due to an increase in the operating earnings of MA Industries (NIS 363 million), partially offset by Telrad's operating loss. Operating earnings as a percentage of revenues was13.5% in 2004 compared to 12.0% in 2003.

         Financing expenses, net. Financing expenses, net were NIS 271 million in 2004 compared to NIS 228 million in 2003. Despite the decrease in our consolidated net debt, financing expenses increased in 2004 compared to 2003 due to the impact of the increase in the CPI on our CPI-linked long-term loans following the discontinuation of the adjustment of our financial statements for inflation as of January 1, 2004.

         Other income (expenses), net. Other expenses, net, amounted to NIS 79 million in 2004 compared to NIS 220 million in 2003. Other expenses, net, in 2004 included:

    o Capital gains of NIS 223 million from sale of investments, mainly the sale of 7% of our equity interest in MA Industries and the sale of 19% of our equity interest in Knafaim. In 2003 we recorded capital gains of NIS 33 million from the sale of investments, mainly from the sale by Telrad of certain investments, and our sale of 2.6% of our equity interest in MA Industries;

    o Impairment in the value of investments and assets of NIS 73 million, including a NIS 58 million impairment of Koor CVC's investments. In 2003, we recorded an impairment in the value of investments and assets of NIS 107 million, including a NIS 72 million impairment of Koor CVC's investments;

    o Provision for severance compensation of NIS 54 million, primarily at MA Industries (NIS 22 million) and Telrad (NIS 24 million), compared to NIS 28 million in 2003; and

    o Goodwill amortization and write-off of NIS 136 million, primarily at MA Industries (NIS 131 million) and Elisra (NIS 4 million), compared to NIS 119 million in 2003.

         Income tax. Income tax recorded in 2004 amounted to NIS 287 million compared to NIS 85 million in 2003. The increase was mainly due to increases of NIS 84 million and NIS 21 million in the tax expenses of MA Industries and Elisra, respectively, as well as an increase of NIS 42 million in the tax expense of Telrad, mainly as the result of the impairment of a deferred tax asset. In addition, tax expenses at the parent company level increased by NIS 37 million, mainly due to the realization of a deferred tax asset, created in 2003 in connection with the sale of shares of MA Industries in 2004. Taxes on income as a percentage of revenues in 2004 and 2003 were 3.1% and 1.1%, respectively.

         Group's equity in the operating results of affiliates, net. The Group's equity in the operating results of affiliates, net in 2004 was a loss of NIS 28 million compared to a loss of NIS 114 million in 2003. This item mainly included the write-off of NIS 20 million of the purchase price of Tadiran Communications allocated to in-process research and development, and our equity share in the net loss of ECI in the amount of NIS 15 million, compared with NIS 101 million in 2003. In 2004, our equity share in the earnings of Knafaim was negligible, compared to a loss of NIS 11 million in 2003.

         Minority interest in consolidated companies' results, net. Minority interest in consolidated companies' results, net amounted to earnings of NIS 433 million in 2004 compared to earnings of NIS 203 million in 2003. The increase was mainly due to MA Industries (NIS 191 million) and Telrad (NIS 26 million).

         Net earnings (loss). For the reasons mentioned above, we reported net earnings of NIS 145 million in 2004, compared to NIS 46 million in 2003.

         Telecommunications Equipment Business

                                                               Year Ended December 31,
                                                  -----------------------------------------------
                                                      2003            2004             2004
                                                  -------------  -------------   ----------------
                                                       (NIS in thousands)        ($ in thousands)

Revenues from sales and services............        796,059         615,057           142,771
Operating earnings (loss)...................          3,158         (64,491)          (14,970)

         Revenues from sales and services from our telecommunication equipment business decreased 22.7% in 2004 to NIS 615 million from NIS 796 million in 2003. The decrease was primarily due to a decrease of NIS 186 million in sales of Telrad, continuing the decline in orders for new telecommunications equipment that Telrad has experienced over the past few years. Telrad's decrease in sales was partially offset by an increase of NIS 18 million in sales of Microwave Networks Inc., a U.S. subsidiary.

         Sales from our telecommunication equipment business attributable to sales of telecommunication equipment to Nortel were NIS 232 million in 2004 compared to NIS 440 million in 2003, or 38% compared to 42% of total telecommunication equipment business sales in 2004 and 2003, respectively.

         Telecommunication equipment business exports amounted to NIS 570 million in 2004 compared to NIS 722 million in 2003. The decrease in export sales resulted from Telrad.

          Operating loss from our telecommunication equipment business was NIS 64 million in 2004 compared to operating earnings of NIS 3 million in 2003. The operating loss in 2004 resulted from the decrease in Telrad's sales.

         Defense Electronics Business

                                                               Year Ended December 31,
                                                  -----------------------------------------------
                                                      2003            2004             2004
                                                  -------------  -------------   ----------------
                                                       (NIS in thousands)        ($ in thousands)

Revenues from sales and services............        1,286,432      1,165,998          270,659
Operating earnings (loss)                              (4,294)        30,865            7,164

         Revenues from sales and services from our defense electronics business decreased 9.4% to NIS 1,166 million in 2004 from NIS 1,286 million in 2003 primarily as a result of a major reduction in the Israeli defense budget, as well as a lag in new orders and delays by subcontractors.

         Operating earnings from our defense electronics business amounted to NIS 31 million compared to operating loss of NIS 4 million in 2003 primarily as a result of reduction of costs due to implementation of efficiency measures in 2003.

         Agrochemicals Business

                                                               Year Ended December 31,
                                                  -----------------------------------------------
                                                      2003            2004             2004
                                                  -------------  -------------   ----------------
                                                       (NIS in thousands)        ($ in thousands)

Revenues from sales and services............        5,191,913      6,895,238        1,600,566
Operating earnings..........................          949,290      1,312,534          304,674

         Revenues from sales and services from our agrochemicals business increased 32.8% to NIS 6,895 million in 2004 from NIS 5,192 million in 2003, as a result of increased sales of the MA group (see below). Approximately 93.3% and 92.7% of the sales in 2004 and 2003, respectively, were made outside of Israel.

         The increase in the MA group's sales was primarily attributable to the consolidation of newly acquired subsidiaries, sales of new products, increased sales of existing products (mainly in Brazil), as well as the strengthening of the Euro against the dollar.

         Operating earnings from our agrochemicals business increased 38.3% to NIS 1,313 million in 2004 from NIS 949 million in 2003 as a result of increased sales and, to a lesser extent, as a result of the strengthening of primary trading currencies against the Dollar partially offset by an increase in raw material costs.

         As of January 1, 2005 MA Industries will no longer be consolidated in our financial statements, but will be accounted for according to the equity basis. See Note 27(4) to the consolidated financial statements included elsewhere in this annual report.

         Venture Capital Business

                                                               Year Ended December 31,
                                                  -----------------------------------------------
                                                      2003            2004             2004
                                                  -------------  -------------   ----------------
                                                       (NIS in thousands)        ($ in thousands)

Revenues from sales and services............             --              --              --
Operating loss..............................         (1,445)         (1,457)           (338)

         This segment was established for the first time in 2000, when we established the Koor Corporate Venture Capital Partnership, or Koor CVC. As of December 31, 2004, the book value of Koor CVC's investments in its start-up companies, a venture capital fund and Scopus Network Technologies, or Scopus, in which Koor CVC holds a 27% interest on a fully-diluted basis, totaled approximately NIS 181 million ($42 million). During 2004, Koor CVC recorded NIS 58 million of provisions for the decline in value of several of its portfolio companies. This expense was recorded in our consolidated financial statements under the caption "Other income (expenses), net".

         In 2004, Koor CVC received approximately $8.8 million in proceeds from the sale of its holdings in its portfolio companies Riverhead Networks and Envara. The gain to Koor CVC was NIS 17 million which was recorded in our consolidated financial statements under the caption "Other income (expenses), net".

         Other Businesses

                                                               Year Ended December 31,
                                                  -----------------------------------------------
                                                      2003            2004             2004
                                                  -------------  -------------   ----------------
                                                       (NIS in thousands)        ($ in thousands)

Revenues from sales and services............          416,026        552,380          128,222
Operating earnings (loss)...................          (21,536)         8,030            1,864

         Revenues from sales and services from our other businesses increased 32.8% to NIS 552 million in 2004 from NIS 416 million in 2003. This increase was primarily attributable to the increase in sales of Sheraton Moriah as a result of the increase in tourism to Israel, as well as the increase in the sales of Isram.

         Operating earnings from other businesses were NIS 8 million in 2004, compared to operating loss of NIS 22 million in 2003, mainly due to the increase in sales of Sheraton Moriah.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

         The following is an analysis of our consolidated results of operations, followed by an analysis of the results of operations of each of our businesses.

          Revenues from sales and services. Revenues from sales and services increased 8.3% to NIS 7,690 million in 2003 from NIS 7,100 million in 2002. The increase consists of a NIS 1,051 million increase in MA Industries' revenues and a NIS 42 million increase in Telrad's revenues, which were partially offset by decreases in the revenues of the Elisra Group (NIS 401 million), Tadiran Electronic (NIS 68 million) and Sheraton Moriah (NIS 27 million).

         Export and international operations, representing 87% of our net revenues, increased 20.1% in 2003 compared to 2002, primarily as a result of a NIS 1,015 million increase in MA Industries' exports due to improved prices of agricultural commodities, good weather conditions in North America and Asia and the improving South American economy (mainly Brazil), which were partially offset by harsh weather conditions in Europe, the increasing market share of genetically-engineered seeds and the strengthening of most currencies against the dollar. The increase in exports was also partially offset by a NIS 296 million decline in Elisra's exports.

         Gross profit. Gross profit increased 28.8% to NIS 2,297 million in 2003 from NIS 1,784 million in 2002. The increase in gross profit is primarily attributable to improved profits at MA Industries (NIS 450 million) and Telrad (NIS 180 million), which were partially offset by a decline in the gross profit of Elisra (NIS 109 million). As a percentage of revenues, gross profit increased from 25.1% in 2002 to 30.0% in 2003.

         Operating earnings. Operating earnings increased 86.8% to NIS 896 million in 2003 from NIS 480 million in 2002. The increase in operating earnings is mainly due to an increase in the operating earnings of MA Industries (NIS 291 million) and Telrad (NIS 166 million), partially offset by a decline in the operating earnings of Elisra (NIS 77 million). As a percentage of revenues, operating earnings increased from 6.8% in 2002 to 12.0% in 2003.

         Financing expenses, net. Financing expenses, net decreased 44.1% to NIS 228 million in 2003 from NIS 408 million in 2002. The decrease in financing expenses in 2003 is primarily attributable to the repayment of debt, primarily at the parent company level, the depreciation of the dollar against the NIS and a negative CPI.

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

         Other income (expenses), net. Other expenses, net, amounted to NIS 220 million in 2003 compared to other income, net of NIS 6 million in 2002. Other expenses, net, in 2003 included:

         An NIS 33 million capital gain following the sale of investments, mainly at Telrad and our sale of 2.6% of our equity interest in MA Industries. In 2002 we recorded a capital gain of NIS

342 primarily resulting from the sale of 30% of Elisra's shares to Elta and the partial sale of Tadiran's real-estate;

    o A NIS 107 million impairment of investments and assets, which includes an NIS 72 million impairment of Koor CVC's investments. In 2002, we recorded an NIS 165 million impairment in the value of investments and assets, including a NIS 93 million impairment of Koor CVC's investments and an NIS 35 million charge following the impairment of BVR Systems' goodwill;

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

         Income tax. Income tax decreased 40% to NIS 85 million in 2003 from NIS 141 million in 2002. The decrease is primarily attributable to a NIS 58 million decline in Telrad's tax expense, a NIS 53 million decline in our tax expense at the corporate parent level due to deferred tax from the sale of shares of MA Industries, and a NIS 31 million decline in Elisra's tax expense. These declines were partially offset by a NIS 60 million increase in MA Industries' tax expense. Income tax as a percentage of revenues in 2003 and 2002 was 1.1% and 2.0%, respectively.

         Group's equity in the operating results of affiliates, net. The Group's equity in the losses of affiliates, net in 2003 totaled NIS 114 million compared with NIS 252 million in 2002. This item includes mainly our equity share in the net loss of ECI, in the amount of NIS 101 million (partially offset by a reversal of a NIS 73 million write-down of our investment in ECI), compared with NIS 246 million in 2002 (including a NIS 25 million write-down of our investment in ECI), as well as our equity share in the losses of Knafaim, in the amount of NIS 11 million in 2003, compared with insignificant amount in 2002.

         Minority interest in consolidated companies' results, net. Minority interest in consolidated companies' results, net amounted to NIS 203 million in 2003 compared with NIS 60 million in 2002. The increase in minority interest in 2003 derives mainly from MA Industries (NIS 122 million), Elisra (NIS 13 million) and Sheraton Moriah (NIS 12 million).

         Net earnings (loss). As a result of the above factors, we reported net earnings of NIS 46 million in 2003, compared to a net loss of NIS 767 million in 2002.

         Telecommunications Equipment Business

                                                               Year Ended December 31,
                                                  -----------------------------------------------
                                                      2002            2003             2003
                                                  -------------  -------------   ----------------
                                                       (NIS in thousands)        ($ in thousands)

Revenues from sales and services............          814,108       796,059          184,786
Operating earnings (loss)...................         (178,623)        3,158              733

         Revenues from sales and services from our telecommunication equipment business decreased 2.2% in 2003 to NIS 796 million from NIS 814 million in 2002. The decrease was primarily due to a decrease in sales of MNI, a subsidiary of TEI, by approximately $13.1 million (NIS 57 million) in 2003 compared to 2002, primarily as a result of decreased demand for its products, which was only partially offset by an increase in Telrad's sales by NIS 42 million in 2003 compared to 2002, primarily as a result of a sale of $30 million in South America.

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

         Defense Electronics Business

                                                               Year Ended December 31,
                                                  -----------------------------------------------
                                                      2002            2003             2003
                                                  -------------  -------------   ----------------
                                                       (NIS in thousands)        ($ in thousands)

Revenues from sales and services............        1,687,551      1,286,432          298,615
Operating earnings (loss)                              78,853         (4,294)            (997)

         Revenues from sales and services from our defense electronics business decreased 23.8% to NIS 1,286 million in 2003 from NIS 1,688 million in 2002 primarily as a result of a major reduction in the Israeli defense budget. Sales from our defense electronics business were also affected by BVR whose results were not consolidated since June 2003 subsequent to the sale of the company, and were consolidated for the entire year in 2002, and which accounted for approximately NIS 123 million in sales in 2002.

         Operating earnings (loss) from our defense electronics business decreased to operating losses of NIS 4 million in 2003 from operating earnings of NIS 79 million in 2002 primarily as a result of decrease in sales.

         Agrochemicals Business

                                                               Year Ended December 31,
                                                  -----------------------------------------------
                                                      2002            2003             2003
                                                  -------------  -------------   ----------------
                                                       (NIS in thousands)        ($ in thousands)

Revenues from sales and services............        4,140,471      5,191,913        1,205,179
Operating earnings..........................          658,507        949,290          220,355

         Revenues from sales and services from our agrochemicals business increased 25.4% to NIS 5,192 million in 2003 from NIS 4,140 million in 2002, primarily as a result of increased sales of the MA group (see below). Approximately 92.7% and 90.9% of the sales in 2003 and 2002, respectively, were made outside of Israel, and approximately 26.2% and 27.9% of total sales in 2003 and 2002, respectively, were to South America.

         The increase in the MA group's sales was primarily attributable to sales of new products, and increases in sales of existing products, as well as improved prices of agricultural commodities, good weather conditions in North America and Asia and the improving South American economy (mainly Brazil). These positive effects were partially offset by harsh weather conditions in Europe, the increasing market share of genetically-engineered seeds and the strengthening of most currencies against the dollar.

         Operating earnings for our agrochemicals business increased 44.2% to NIS 949 million in 2003 from NIS 659 million in 2002 as a result of increased sales and the reduction of manufacturing expenses as a result of internal restructuring and a decrease in raw material costs.

         Venture Capital Business

                                                               Year Ended December 31,
                                                  -----------------------------------------------
                                                      2002            2003             2003
                                                  -------------  -------------   ----------------
                                                       (NIS in thousands)        ($ in thousands)

Revenues from sales and services............             --              --              --
Operating loss..............................         (7,894)         (1,445)           (335)

         This segment was established for the first time in 2000, when we established the Koor Corporate Venture Capital Partnership, or Koor CVC. As of December 31, 2003, the book value of Koor CVC's investments in its start-up companies, a venture capital fund and Scopus Network Technologies, or Scopus, in which Koor CVC holds a 27% interest on a fully-diluted basis, totaled approximately NIS 231 million ($54 million).

         The decrease in operating loss in our venture capital business in 2003 compared to 2002 resulted primarily from a reduction in Koor CVC's operating expenses.

         Other Businesses

                                                               Year Ended December 31,
                                                  -----------------------------------------------
                                                      2002            2003             2003
                                                  -------------  -------------   ----------------
                                                       (NIS in thousands)        ($ in thousands)

Revenues from sales and services............          457,660        416,026           96,571
Operating loss..............................          (32,062)       (21,536)          (4,999)

         Revenues from sales and services from our other businesses decreased 9.1% to NIS 416 million in 2003 from NIS 458 million in 2002. This decrease was primarily attributable to the decline in sales of Sheraton Moriah as a result of the sharp decline of tourism in Israel due to increased hostilities in the West Bank and Gaza.

         Operating loss of our other businesses was NIS 22 million in 2003 compared to NIS 32 million in 2002, primarily due to the decrease in sales of Sheraton Moriah.

Quarterly Results

         The following table presents unaudited quarterly financial information for each of the four quarters of the year ended December 31, 2004. Such information has been prepared on the same basis as our consolidated financial statements.

                                                          Quarter Ended                          Year Ended
                                    ---------------------------------------------------------  --------------
                                        March         June        September       December        December
                                      31, 2004      30, 2004       30, 2004       31, 2004        31, 2004
                                    ------------  -------------  -------------  -------------  --------------
                                                            (in millions of NIS)
Revenues from sales and services...    2,400         2,227          2,202           2,400           9,229
Gross profit.......................      780           686            708             767           2,941
Research and development, net......       49            54             53              56             212
Operating earnings ................      372           289            290             292           1,243
Net earnings.......................       94            20             14              17             145

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

Recent Developments

Koor Industries Ltd.
--------------------

         On February 3, 2005, we sold 15.9 million shares of MA Industries to Merrill Lynch International for approximately NIS 374 million. The sale generated a capital gain, before tax, of approximately NIS 201 million in the first quarter of 2005. Additionally, as a result of the sale, we utilized a deferred tax asset of approximately NIS 69 million that had been created in 2004, because of expectations to utilize carryforward tax losses. Under the terms of the sale, we undertook not to sell additional shares of MA Industries for a nine-month period from the date of sale. As a result of this sale, and following the issuance by MA Industries of additional shares upon the conversion of convertible securities and the exercise of employee stock options, our ownership percentage in MA Industries decreased to 34% as of March 31, 2005 (28.6% on a fully diluted basis).

         Following the sale of the shares in February 2005, we evaluated the implication for continuing to consolidate MA Industries in our financial statements, beginning from the first quarter of 2005. Based on an evaluation of the range of circumstances created as a result of the February 2005 sale, we decided that continuation of the consolidation of MA Industries is not consistent with the economic substance. Therefore, beginning from the first quarter of 2005, the consolidation of MA Industries in our financial statements was discontinued, and our investment in MA Industries is accounted for according to the equity method.

          On April 10, 2005, as part of a private placement to Israeli institutional investors, we issued NIS 400 million in aggregate principal amount of debentures for NIS 400 million in cash, as well as 800,000 options without consideration. The debentures bear annual interest at a rate of 3.75%, linked to the CPI, which is paid on April 30 and October 31 of each year. The debentures are required to be repaid in a balloon payment on April 30, 2010. Each of the 800,000 options we issued in this transaction is exercisable for one of our ordinary shares at an exercise price of NIS 300 and expires on April 30, 2010. We intend to register the ordinary shares we issue upon the exercise of these options for trading on the Tel-Aviv Stock Exchange.

         On April 15, 2005, we sold all the ordinary shares we held in treasury (193,229 shares) to an overseas institutional investor for approximately NIS 50 million.

ECI Telecom
-----------

         In February 2005, ECI entered into a preliminary agreement to sell all of its long-term receivables to ABN Amro Bank for the sum of approximately $96 million in cash, plus potentially a further amount of approximately $3.3 million. In April 2005, the approvals for the sale were received and the transaction was completed. As a result, during the second quarter of 2005, ECI recognized a net gain of approximately $10.4 million (excluding additional profit resulting from the contingent amount). Our equity in this gain is approximately NIS 14 million.

         On June 6, 2005, ECI announced that it completed the acquisition of Laurel Networks, a provider of Next-Generation IP/MPLS Multi-Service Edge Routers, which became ECI's Data Networking Division. ECI paid $88 million in cash for Laurel. Laurel had approximately 150 employees, and the company's sales for the twelve months ended April 30, 2005, totaled $18 million.

Effective Corporate Tax Rate

         We do not file a consolidated tax return with our subsidiaries, and we are taxed only on our own income. Most of our subsidiaries file their own tax returns, based on their own taxable income. Our income tax obligations and our Israeli subsidiaries' income tax obligations are based on profits determined in nominal NIS for Israeli statutory purposes, adjusted for tax purposes, in terms of end-of-year Israeli currency, in accordance with changes in the CPI. The tax provision in our financial statements does not directly relate to income shown on such statements. See Note 16 to our consolidated financial statements included elsewhere in this annual report for the reconciliation between the theoretical and actual tax expense. Non-Israeli subsidiaries are taxed based upon tax laws in their respective countries of residence. The effective corporate tax rate is affected mainly by tax benefits arising from reduced tax rates applied to approved enterprises, utilization of tax loss carry forwards for which no deferred taxes were recorded, the effect of the Inflationary Adjustment Law on Israeli companies, whose functional currency is the dollar, and the disallowance of provisions for anticipated losses from the sale of assets. In 2004, we had a profit before taxes of NIS 893 million. See Note 16A to our consolidated financial statements included elsewhere in this annual report.

Liquidity and Capital Resources

         We finance our corporate level activities principally through the proceeds from divestitures, management fees and dividends we receive from our subsidiaries and affiliates and through debt financing. In 2004 and 2003, we received management fees in the amount of NIS 22 million and of NIS 25 million, respectively. In addition, in 2004 and 2003 we received NIS 135 million and NIS 28 million, respectively, in distributions from subsidiaries and affiliates, of which NIS 68 million and NIS 18 million, respectively, was received from Makhteshim-Agan Industries Ltd., or MA Industries. Of the NIS 135 million in distributions we received in 2004, NIS 67 million was received as a liquidating distribution in respect of our wholly-owned subsidiary, Tadiran Ltd.

         Our shareholders' equity at December 31, 2004 increased 7.8% to NIS 1,876 million, compared to NIS 1,740 million at December 31, 2003. The increase in 2004 was primarily due to the increase in our net earnings.

         Working capital at December 31, 2004 was NIS 1,086 million compared to NIS 1,046 million at December 31, 2003 and NIS 1,160 million at December 31, 2002.

         Long-term debt totaled NIS 3,152 million at December 31, 2004, or 24.0% of total assets on that date, compared to NIS 3,460 million at December 31, 2003, or 29.1% of total assets on that date. See Note 15C(1) to our consolidated financial statements included elsewhere in this annual report.

         Total debt at December 31, 2004 decreased 2.9% to NIS 4,891 million, or 37.2% of total assets, compared to NIS 5,038 million, or 42.4% of total assets, at December 31, 2003.

         In accordance with several of our financing agreements, we and several of our subsidiaries and affiliates, undertook to maintain certain financial covenants, including minimum shareholders' equity and debt capital, ratio of shareholders' equity to debt capital, and a ban on creating pledges or furnishing guarantees without the advance consent of the banks providing the financing. We also undertook to use the proceeds from the sale of certain assets to repay a portion of our existing debt. As of December 31, 2004 and June 30, 2005, we and our relevant subsidiaries and affiliates are in compliance with the above covenants. See also Note 18 to our consolidated financial statements included elsewhere in this annual report.

Summary of our Contractual Obligations and Commercial Commitments

         For purposes of presenting the approximate cash flows that will be required to meet our material contractual obligations, the following table presents a summary of those obligations, as of December 31, 2004:

                                                                    Payments Due by Period
                                           -------------------------------------------------------------------
                                                                     (in millions of NIS)

                                                             Less Than        2-3          4-5         After
         Contractual Obligations               Total          1 Year         Years        Years       5 Years
----------------------------------------   -------------    -----------    ---------    ---------    ---------
Debt From Banks(1)......................       3,945           1,736         1,884          235           90
Debentures(1)...........................         811              --           165            -          646
Operating Lease Obligations.............         133              42            55            9           27
Other Obligations.......................         135               2            38           22           73
Total Contractual Cash Obligations......       5,024           1,780         2,142          266          836

(1) See Note 15 to our financial statements included elsewhere in this annual report for applicable interest rates and linkage bases.


         For purposes of presenting the approximate cash flows that will be required to meet our other commercial commitments, the following table presents a summary of those commitments, as of December 31, 2004:

                                                         Amount of Commitment Expiration Per Period
                                           -------------------------------------------------------------------
                                                                     (in millions of NIS)

                                              Total          Less Than        2-3          4-5         After
         Contractual Obligations            Commitment        1 Year         Years        Years       5 Years
----------------------------------------   -------------    -----------    ---------    ---------    ---------
Guarantees(1).........................           678             138           185           43          312
Commitments for environmental
expenditures(2)                                  172                           172
Commitments for the Purchase of Fixed
Assets................................            22              22            --           --           --
Commitments for investment in Venture
Capital Funds(3)......................            20              15             5           --           --
Total Commercial Commitments                     892             175           362           43          312

(1) Includes:(i) a guarantee Bezeq (Israeli telecommunications company) received from Koor in the amount ofNIS 125 million; (ii) a guarantee totaling NIS 172 million issued by Telrad to a major customer; (iii) guarantees in respect of advances received from customers amounting to NIS 266 million; and (iv) guarantees by us for affiliates and other non-consolidated companies in the amount of approximately NIS 115 million. See Note 22E to our consolidated financial statements included elsewhere in this annual report.

(2) This amount represents MA Industries' estimation of the cost of construction of facilities for the biological treatment of waste pursuant to an agreement with the Ministry of Environmental Protection.

(3) This amount represents Koor CVC's remaining obligation for investment in its portfolio funds, which may be drawn upon by the funds over the next 1-3 years, based on their needs.


Cash Flows

         Cash and cash equivalents increased by NIS 24 million in 2004 compared to 2003.

         Cash flows from operating activities in 2004 were NIS 891 million, compared to NIS 775 million in 2003. The increase in cash flows from operating activities stems mainly from net earnings of NIS 145 million in 2004 compared to NIS 46 million in 2003.

         Cash flows used in investment activities in 2004 were NIS 723 million, compared to cash generated by investment activities of NIS 267 million in 2003. Cash used for the acquisition of subsidiaries (mainly by MA Industries) and affiliates (mainly the acquisition of Tadiran Communications) was NIS 946 million, compared to NIS 21 million in 2003. Proceeds from sale of investee companies (mainly the sale of shares of MA Industries) and proceeds from sale of subsidiary's shares that became proportionately consolidated (Telrad) were NIS 636 million and NIS 38 million respectively, compared to NIS 124 million in 2003. The investment in fixed assets, net after deduction of investment grants, amounted to NIS 225 million, compared to NIS 185 million in 2003. The principal investments in fixed assets in the reporting period were in MA Industries. Investment in intangible assets amounted to NIS 153 million in 2004, compared to NIS 313 million in 2003, mainly as a result of investments by MA Industries. Investments in venture capital companies amounted to NIS 35 million, compared to NIS 14 million last year. Furthermore, in 2003, cash generated by repayment of loans by affiliates and by the decrease in short-term deposits and investments amounted to a total of NIS 653 million, compared to a negligible amount in 2004.

         Financing activities during 2004 consumed NIS 128 million, compared to NIS 1,210 million during 2003. Long-term loans received in 2004 amounted to NIS 1,063 million, compared to NIS 949 million in 2003. The loans were received mainly at Koor (the parent company). Repayment of long-term loans in 2004 amounted to NIS 1,791 million compared to NIS 1,892 million in 2003. Loans were repaid mainly at Koor (the parent company) and MA Industries. Proceeds from issuance of convertible debentures by MA Industries amounted to NIS 666 million in 2004.

         Short-term credit, net, increased by NIS 26 million in 2004, compared to a decrease of NIS 268 million in 2003.

Impact of Inflation and Currency Fluctuations

         The dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the dollar. The inflation rate in Israel was 1.2 % in 2004 as compared to -1.9% in 2003. At the same time, the appreciation of the NIS against the dollar was 1.6% in 2004 as compared to 7.6% in 2003. The increase in the dollar cost of our operations in Israel relates primarily to the cost of salaries in Israel, which are paid in NIS, and constitutes a substantial portion of our expenses.

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

Item 6.  Directors, Senior Management and Employees.
         -------------------------------------------

Directors and Senior Management

         The following table sets forth, as of June 20, 2005, the name, age and position of each of our directors and executive officers:

Charles R. Bronfman                 75      Chairman of the Board of Directors

Rolando Eisen(1)(2)(3)              64      Director

Paulette Eitan(1)(2)(4)             60      Director

Ron Feinstein(1)                    68      Director

Andrew Hauptman(3)                  37      Director

Chemi Peres                         48      Director

Dan Propper(3)                      64      Director

David Rubner                        66      Director

Prof. Gabriela Shalev(1)(3)         64      Director

Jonathan B. Kolber                  44      Chief Executive Officer

Danny Biran                         63      President

Yuval Yanai(5)                      54      Senior Vice President and Chief
                                            Financial Officer

Aaron Zuker                         60      Vice President

Shlomo Heller                       62      General Counsel and Corporate
                                            Secretary
_________________________________

(1)  Member of the Audit Committee.

(2) External director. Under the Israeli Companies Law, 1999, publicly held companies in Israel are required to appoint at least two "external directors" who serve for three-year terms, as described below. Our external directors were appointed in June 2002 and pursuant to the Companies Law, their terms expired on June 24, 2005. At our annual general meeting of shareholders held on July 3, 2005, our shareholders voted to re-appoint our external directors for a second term of three years.
(3)  Member of the Remuneration Committee.
(4)  Serves as the Audit Committee Financial Expert.
(5) On May 24, 2005, Mr. Yanai announced his intention to resign from office in August 2005.


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

         Rolando Eisen has been an external director of Koor since June 2002. Mr. Eisen serves as a board member in several companies, including Mercantile Discount Bank Ltd., I.D.B. Holdings Ltd. (external director) and Healthcare Technologies Ltd. which is traded on NASDAQ. Mr. Eisen is a co-founder and a Managing Director of Rim Industries Ltd. Mr. Eisen has a B.Sc. in Industrial Management from Carnegie Mellon University. Mr. Eisen is an Israeli citizen.

         Paulette Eitan has been an external director of Koor since June 2002. Ms. Eitan is the Managing Director of Paulette Eitan, Business Planning Services Ltd., a management consulting firm focusing on business strategy, performance, monitoring and management incentive programs, mostly for Israeli high-tech and multinational companies. Ms. Eitan also serves as a board member of Ham-Let Israel Canada Ltd. (external director). Ms. Eitan has an M.B.A. from Tel Aviv University and a B.Sc. in Economics and Business from HEC-Paris. Ms. Eitan is an Israeli citizen.

         Ron Feinstein has been a director of Koor since October 1991. Since 1999, Mr. Feinstein has served as a Chairman of the Board of Directors of Sheraton Moriah Israel Ltd. From 1996 until 1998, Mr. Feinstein served as a Chairman of the Board of Radisson Moriah Hotels Ltd. Between 1992 and 1998, Mr. Feinstein also served as the Chairman of the Board of Tourist Industry Development Corporation Ltd. Mr. Feinstein was a partner in the law firm of Glass, Feinstein and Bar-Sela from 1981 through March 1997 and since then he is a senior partner in the law office and notary of Feinstein and Feinstein. Mr. Feinstein is presently a member of the Board of Directors of Migdal Insurance Corp. and the Chairman of the Board of Directors of Am-Oved Publishers Ltd.

         Andrew Hauptman has been a director of Koor since November 1997. Mr. Hauptman is the Co-Chairman and Chief Executive Officer of Andell Holdings LLC, a private investment firm. Mr. Hauptman serves on the Board of Directors of several privately held and publicly traded companies, including Elizabeth Arden Spas LLC, Dick Clark Productions Inc. and Canyon Ranch Holdings LLC. Mr. Hauptman also serves as the Chairman of the Board of Storage Mobility LLC, as well as Andell Entertainment LLC and Mission Pictures LLC. In addition, Mr. Hauptman serves on the Board of Trustees of the Los Angeles County Museum of Art, the Zoe Saidye Hauptman Memorial Fund and The Hauptman Family Foundation. Prior to joining Andell Holdings LLC, Mr. Hauptman worked in restructuring and mergers and acquisitions with Alex. Brown & Sons in New York and served as a Director of Business Development and Strategic Planning at Universal Studios Holdings (UK) Ltd. Mr. Hauptman holds an M.B.A. from Harvard University and a B.A. in History from Yale University. Mr. Hauptman is the son-in-law of Charles
R. Bronfman, our Chairman of the Board.

         Chemi Peres has been a director of Koor since June 2000. Mr. Peres is a co-founder and Managing Director of Pitango Venture Capital, an Israeli venture capital fund. In 1992, Mr. Peres founded and managed the Mofet Israel Technology Fund, a venture capital fund publicly traded on the Tel Aviv Stock Exchange. Prior to founding Mofet, Mr. Peres served as Vice President of Marketing and Business Development at Decision Systems Israel Ltd, and as a Senior Consultant to Israel Aircraft Industries Ltd. Mr. Peres currently serves on the board of several Pitango portfolio companies, including Go Networks Ltd., Mercado Software Ltd., Provigent Ltd., Radwin Ltd. and Voltaire Ltd.. Mr. Peres also serves as a board member of the Israel Venture Association, the Ministry of Industry, the Trade Seed Fund and the Weizman

Institute of Science. Mr. Peres holds an M.B.A. and a B.Sc. in Industrial Engineering and Management from Tel Aviv University.

         Dan Propper is the Chairman and Chief Executive Officer of the Osem Group of Companies, one of Israel's leading food manufacturers and a public company traded on the Tel Aviv Stock Exchange. Mr. Proper is a member of the boards of various industrial companies as well as the Technion, Israel Institute of Technology, the Weizman Institute of Science and Ben-Gurion University. Mr. Propper graduated summa cum laude from the Technion with a degree in chemical engineering and food technology. In 1999, he received an honorary doctorate from the Technion for his contribution to Israeli industry and economy.

         David Rubner has been a director of Koor since June 2000. Mr. Rubner is the Chairman and Chief Executive Officer of Rubner Technology Ventures Ltd. and a partner in Hyperion Israel Advisors Ltd., a venture capital firm. Mr. Rubner was employed by ECI from 1970 until February 2000, and served as its President and Chief Executive Officer from 1991 to October 1999 and February 2000, respectively. Mr. Rubner serves on the board of directors of Chekpoint Software Ltd., Elbit Imaging Ltd. and Lipman Electronic Engineering Ltd., as well as several privately held companies. Mr. Rubner also serves on the board of trustees of Bar-Ilan University and Shaare Zedek Hospital. Mr. Rubner holds a B.Sc. in Engineering from Queen Mary College, University of London and a M.Sc. degree from Carnegie Mellon University..

         Prof. Gabriela Shalev has been a director of Koor since February 1999. Prof. Shalev is the President and Rector of Ono Academic College. Prof. Shalev also serves on the board of directors of several other companies, including Teva Pharmaceutical Industries Ltd. and Osem Ltd.

         Jonathan B. Kolber has been Chief Executive Officer of Koor since July 1, 1998. Mr. Kolber served as the Vice Chairman of the Board of Directors of Koor from November 1997 until he resigned from the Board on March 26, 2003. Mr. Kolber served as President of Claridge Israel Ltd. from 1989 to 2001 and as Vice President of Claridge Inc. from 1986 to 1990. Mr. Kolber was associated with Cemp Investments from 1985 to 1987. Mr. Kolber serves as a director of several Israeli companies, including ECI Telecom Ltd., MA Industries, Telrad, Knafaim-Arkia. and Sheraton-Moriah. Mr. Kolber has a B.A. in Near Eastern Languages and Civilizations from Harvard University and a Certificate on Advanced Arabic from the American University of Cairo.

         Danny Biran has been President of Koor since July 1, 1998. Mr. Biran currently serves as Chairman of the Board and Chief Executive Officer of Elisra Electronic Systems Ltd. and as Chairman of the Board of A Industries, Isrex
(94) Ltd., Koor Trade, R.M. Renaissance Management (1993) Ltd., Tadiran Electronic, Tadiran Spectralink and Dekolink Wireless Ltd. Mr. Biran is also a director of ECI and Sheraton-Moriah. Mr. Biran is a graduate of the Law faculty of the Tel Aviv University and a member of the Israeli Bar.

         Yuval Yanai has been Senior Vice President and Chief Financial Officer of Koor since October 1, 2000. He served as Senior Vice President and Chief Financial Officer of NICE Systems Ltd. from April 1998 to September 2000. From 1991 to April 1998, he was the Vice President, Finance and Chief Financial Officer of Elscint Ltd. and director of several of Elscint's subsidiaries, as well as a director of certain public and private companies. He joined Elscint in 1985 and served as Corporate Controller and Corporate Treasurer through 1991. Mr. Yanai is a director of MA Industries, Tadiran Communication, Elisra, Tadiran Electronic, Tadiran Spectralink and Telrad. Mr. Yanai holds a B.Sc. in Accounting and Economics from the Tel Aviv University. As described above, on May 24, 2005, Mr. Yanai announced his intention to resign from office in August 2005.

         Aaron Zuker has been a Vice President of Koor since January 1999. He serves as Managing Director of R.M. Renaissance Management (1993) Ltd. Mr. Zuker is a director of MA Industries, Elisra, Tadiran Electronic and Tadiran Spectralink. Mr. Zuker is also a director of Isrex (94) Ltd., Clalcom Ltd. and Barak ITC (1995). Between the years 1990 - 1995, Mr. Zuker served as Chief Financial Officer and then Chief Executive Officer of The Jerusalem Report Publication.

         Shlomo Heller has been General Counsel and Corporate Secretary of Koor since August 1997. From 1990 to 1997, Mr. Heller served as the General Counsel of United Mizrahi Bank Ltd. Mr. Heller also serves as a director of several other companies within Koor.

Compensation

         The aggregate compensation paid to or accrued on behalf of all our directors and executive officers as a group (15 persons) during 2004 consisted of approximately $2.75 million, in salaries, fees, bonuses, commissions and directors' fees and $0.6 million in amounts set aside or accrued to provide pension, retirement or similar benefits, excluding expenses (including business travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid to such officers and directors by companies in Israel.

         The directors associated with Claridge Israel L.L.C. (two directors in 2004) assigned their directors' compensation to Claridge Israel L.L.C. These directors received compensation identical to that received by our other directors. All of our directors received compensation identical to that received by our external directors as described below.

         Compensation and reimbursement for external directors (as described below) is statutorily determined pursuant to a formula stated by the Israeli Companies Law, 1999, which became effective on February 1, 2000, and which we refer to in this annual report as the Companies Law, and we adopted the highest compensation payable pursuant to the formula. Compensation and reimbursement of all other directors who do not serve as officers are the same as the statutory rates paid to external directors pursuant to a decision of our shareholders at our annual general meeting. For additional information concerning the compensation of directors, see Note 25C to our consolidated financial statements included elsewhere in this annual report.

         In addition, according to decisions of our shareholders at the annual general meetings of shareholders held on July 23, 2003, and September 12, 2004, eight directors (including the external directors) who are not associated with Claridge Israel L.L.C. or with Esarbee Investments Limited and who are not related to the controlling shareholders, have each been granted 50,000 options under the 2003 Stock Option Plan which is described below. One of these directors has since resigned.

         We have not entered into any service contracts with our directors that provide for benefits upon termination of employment.

Board Practices

         Composition of Board; Election of Directors

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

         The board may appoint committees of the board and delegate to such committees the powers of the board as it deems appropriate, unless the Companies Law restricts it. Notwithstanding the foregoing, the board may, from time to time, revoke the delegation made to a committee of its powers and authorities or a portion thereof. The board has appointed an Audit Committee and a Remuneration Committee.

         External Directors; Independent Directors

         Israeli Companies Law Requirements

         Under the Companies Law, companies incorporated under the laws of Israel whose shares have been offered to the public inside or outside of Israel are required to appoint at least two "external directors". The Companies' Law provides that a person may not be appointed as an external director if the person or the person's relative, partner, employer or any entity under the person's control, has, as of the date of the person's appointment to serve as an external director, or had during the two years preceding that date, any affiliation with us or any entity controlling, controlled by or under common control with us. The term "affiliation" includes:

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

         Under a recent amendment to the Companies Law, at least one of the external directors is required to have "financial and accounting expertise" and the other external directors are required to have "professional expertise". These requirements are subject to regulations to be promulgated in which the terms "financial and accounting expertise" and "professional expertise" would be defined.

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

         The initial term of an external director is three years and may be extended for an additional three years. Both of our external directors are members of our audit committee and one of them is a member of our remuneration committee.

         An external director is entitled to compensation as provided in the regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with service provided as an external director.

         New York Stock Exchange Requirements

         Our ADSs are listed on the New York Stock Exchange, or NYSE, and we are subject to the rules of the NYSE applicable to listed companies. Under the current NYSE rules, we are required to have an audit committee consisting of at least three directors, all of who must be independent. The independence standard under the NYSE rules generally excludes (1) any person who is an employee of a company or its affiliates or any person who is an immediate family member of an executive officer of a company or its affiliates, until the lapse of three years from the termination of such employment, (2) any person who is a partner, controlling shareholder or executive officer of an organization that has a business relationship with a company or who has a direct business relationship with a company, unless the board of directors of the company determines that the business relationship does not interfere with such person's independent judgment, or unless three years have lapsed from the termination of such relationship or his status as a partner, controlling shareholder or executive officer, and (3) any person who is employed as an executive of another corporation where any of the company's executives serves on that corporation's compensation committee. See "- Audit Committee - New York Stock Exchange Requirements" for a description of the NYSE rules that become effective with respect to Koor on July 31, 2005.

         Audit Committee

         Israeli Companies Law Requirements

         The Companies Law requires public companies to appoint an audit committee. The responsibilities of the audit committee under the Companies Law include identifying irregularities in the management of our business and approving related party transactions as required by law. The audit committee is also responsible for recommending to our shareholders the appointment of our external auditors, for approval of the amounts to be paid to our external auditors and for assisting our board of directors in overseeing the work of our external auditors. The audit committee has also adopted procedures for handling complaints regarding accounting and auditing matters, including anonymous and confidential methods for addressing concerns raised by employees. Under the Companies Law, an audit committee must consist of at least three directors, including at least two external directors. The chairman of the board of directors, any director employed by or otherwise providing services to us, and a controlling shareholder or any relative of a controlling shareholder, may not be a member of the audit committee.

         New York Stock Exchange Requirements

         Under the current NYSE rules, we are required to maintain an audit committee consisting of independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. Our audit committee complies with these requirements. The responsibilities of the audit committee under the NYSE rules include evaluating the independence of a company's outside auditors.

         Pursuant to the Sarbanes-Oxley Act of 2002, the Securities and Exchange Commission, or SEC, issued new rules which, among other things, require the NYSE to impose independence requirements on each member of the audit committees of listed companies. The NYSE adopted rules that comply with the SEC's requirements and become effective with respect to Koor on July 31, 2005.

         The requirements implement two basic criteria for determining independence: (i) audit committee members would be barred from accepting any consulting, advisory or other compensatory fee from the issuer or an affiliate of the issuer, other than in the member's capacity as a member of the board of directors and any board committee, and (ii) audit committee members of an issuer that is not an investment company may not be an "affiliated person" of the issuer or any subsidiary of the issuer apart from his or her capacity as a member of the board and any board committee.

         The SEC has defined "affiliate" for non-investment companies as "a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified." The term "control" is intended to be consistent with the other definitions of this term under the Securities Exchange Act of 1934, as "the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise." A safe harbor has been adopted by the SEC, under which a person who is not an executive officer, director or 10% shareholder of the issuer would be deemed not to have control of the issuer. The

SEC has also provided certain limited exceptions for an audit committee member, who also sits on the board of directors of an affiliate to a listed issuer, so long as, except for being a director on such board of directors, the audit committee member otherwise meets the independence requirements for each entity.

         The role of the audit committee for NYSE purposes includes assisting our board of directors in fulfilling its responsibility for oversight of the quality and integrity of our accounting, auditing and reporting practices.

         Remuneration Committee

         The remuneration committee is responsible for determining the compensation for all our executive officers, which determinations are subject to approval by our audit committee and board of directors. The remuneration committee is also responsible for setting the annual bonus compensation, on an aggregate basis, for all our employees.

         Internal Auditor

         Under the Companies Law, the board of directors must appoint an internal auditor, nominated by the audit committee. The role of the internal auditor is to examine, among other matters, whether our actions comply with the law and with orderly business procedure. Under the Companies Law, the internal auditor may be an employee of ours but not an office holder, or an affiliate, or a relative of an office holder or affiliate, and may not be our independent accountant or its representative. We have appointed Mr. Ezra Yehuda , , who is not an employee of ours, as our internal auditor in accordance with the requirements of the Companies Law and his reports are submitted to and reviewed by the Chairman of our board of directors and the audit committee. The audit committee follows up on the implementation of the recommendations of the internal auditor.

Summary of Significant Differences between Koor's Corporate Governance Practices and Those Required of U.S. Companies under NYSE Listing Standards

         Section 303A.11 of the NYSE's Listed Company Manual, or LCM, requires that listed foreign private issuers, such as Koor, must disclose any significant ways in which their corporate governance practices differ from those followed by U.S. domestic companies under NYSE listing standards.

         Our corporate governance practices are governed by our Articles of Association, by the corporate governance provisions set forth in the Companies Law and by applicable U.S. securities laws, including the Sarbanes-Oxley Act of 2002, to the extent they apply to foreign private issuers. We are also subject to the NYSE corporate governance rules to the extent they apply to foreign private issuers. Except for those specific rules, foreign private issuers are permitted to follow home country practice in lieu of the provisions of Section 303A of the LCM.

         In order to comply with Section 303A.11 of the LCM, the following is a summary of significant ways in which our corporate governance practices differ from those required to be followed by U.S. domestic companies under the NYSE's listing standards.

         Majority of Independent Directors: Under Section 303A.01 of the LCM, U.S. domestic listed companies must have a majority of independent directors. We do not have a similar requirement under Israeli practice or the Companies Law, however we do have a majority of independent directors serving on our board of directors.

          Separate Meetings of Non-Management Directors: Under Section 303A.03 of the LCM, the non-management directors of each U.S. domestic listed company must meet at regularly scheduled executive sessions without management. We do not have a similar requirement under Israeli practice or the Israeli Companies Law, and our independent directors do not meet separately from directors who are not independent, other than in the context of audit committee meetings.

         Nominating/Corporate Governance Committee: Under Section 303A.04 of the LCM, a U.S. domestic listed company must have a nominating/corporate governance committee composed entirely of independent directors. We are not required to have such a committee under the Companies Law.

         Compensation Committee: Under Section 303A.05 of the LCM, a U.S. domestic listed company must have a compensation committee composed entirely of independent directors. We do have a remuneration committee, which is similar to a compensation committee, although there is no requirement for a compensation committee under Israeli practice or the Companies Law. However, our remuneration committee is composed entirely of independent directors.

         Audit Committee: Under Section 303A.06 of the LCM, domestic listed companies are required to have an audit committee that complies with the requirements of Rule 10A-3 of the Securities and Exchange Act of 1934. Rule 10A-3 requires the audit committee of a U.S. company to be directly responsible for the appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review, or attest services, and that each such firm must report directly to the audit committee. Among other exceptions, Rule 10A-3 provides an exception to such standards for foreign private issuers where applicable home country law (i) requires or permits shareholders to appoint the auditors or (ii) prohibits or limits the delegation of responsibility to the issuer's audit committee.

         Pursuant to the Companies Law, our auditors are appointed by the shareholders at the annual meeting of shareholders. Our audit committee is responsible for recommending to the shareholders the appointment of our auditors and to recommend the amounts to be paid to our auditors. In addition, pursuant to the Companies Law, our financial statements must be approved by our board of directors. Our audit committee is responsible for assisting the board of directors in overseeing the work of our auditors.

         Equity Compensation Plans: Under Section 303A.08 of the LCM, shareholders must be given the opportunity to vote on all equity-compensation plans and material revisions thereto, with certain limited exemptions as described in the Rule. We intend to follow the requirements of the Companies Law under which requirement for shareholder approval is generally limited to cases where our directors would be entitled to receive equity under the equity-compensation plan.

         Corporate governance guidelines: Under Section 303A.09 of the LCM, domestic listed companies must adopt and disclose their corporate governance guidelines. We do not have a similar requirement under Israeli practice or the Companies Law.

Employees

         At December 31, 2004, we had 6,559 employees worldwide, which represented an increase of 4% from year-end 2003.

         The table below sets forth the number of our employees on a consolidated basis and a break down of their geographic location at the end of each of the last three fiscal years:


                           Latin
               Israel     America      USA     Europe     Others      Total

     2002       5,201       1,020      344        257         77      6,899
     2003       4,605         993      311        329         90      6,328
     2004       4,732         965      369        373        120      6,559

         Our future success will depend in part upon our ability to attract and retain highly skilled and qualified personnel. Although competition for such personnel in Israel is generally intense, we believe that adequate personnel resources are currently available in Israel to meet our requirements.

         Israeli law generally requires the payment by employers of severance upon the death of an employee, his retirement or upon termination of employment by the employer without due cause. We currently fund our ongoing severance obligations by making monthly payments to approved severance funds or insurance policies. In addition, according to the National Insurance Law, Israeli employers and employees are required to pay predetermined sums to the National Insurance Institute, an organization similar to the United States Social Security Administration. These contributions entitle the employees to benefits in periods of unemployment, work injury, maternity leave, disability, reserve military service and bankruptcy or winding-up of the employer. Since January 1, 1995, such amount also includes payments for national health insurance. The payments to the National Insurance Institute are equal to approximately 15.93% of an employee's wages limited to a specified amount, of which the employee contributes approximately 63% and the employer contributes approximately 37%.

         We are subject to various Israeli labor laws, collective bargaining agreements, Israeli labor practices, as well as orders extending certain provisions of collective bargaining agreements between the Histadrut (currently the largest labor organization in Israel) and the Coordinating Bureau of Economic Organizations (the federation of employers' organizations). Such laws, agreements and orders have a wide scope, including minimum employment standards (including, among other things, working hours, minimum wages, vacation and severance pay), and special issues, such as equal pay for equal work, equal opportunity in employment, and employment of women, youth and army veterans. According to the National Insurance Law, Israeli employers and employees are required to pay predetermined sums to the National Insurance Institute, an organization similar to the United States Social Security Administration. These contributions entitle the employees to benefits during periods of unemployment, work injury, maternity leave, disability, reserve military service, and bankruptcy or the winding-up of the employer, in addition to health insurance. The National Health Insurance Law 1994 imposes a health tax at a rate of approximately 4.8% of an employee's base wage.

         The collective bargaining agreements of our subsidiaries cover a term of one to three years, or are for an indefinite period. Upon expiration of the term of an agreement, and pending negotiations for extension, the provisions of the agreement remain in force unless one of the parties gives a notice of termination or a new collective agreement is entered into which explicitly terminates the previous collective agreements. Management believes that, upon expiration of such existing agreements, its subsidiaries will be able to negotiate, without material disruptions to our businesses, satisfactory new agreements. However, there can be no guarantee that satisfactory agreements will be reached in each subsidiary or that the negotiation of such agreements will not generate material disruptions to our businesses.

         Several of our subsidiaries have collective retirement agreements. These agreements are due to expire in 2006. Unlike the collective bargaining agreements, because these agreements have a termination date, the provisions of these agreements will not remain in force in the period between the expiration and the signing of an alternative agreement.

         In 2004, our total labor costs (including temporary employees) amounted to approximately NIS 1,484 million, which represented approximately 16.1% of our total net sales, as compared to NIS 1,345 million in 2003. The majority of our labor costs are denominated in NIS and are affected by the periodic changes in the inflation rate in Israel.

Share Ownership

         Our directors and executive officers who are deemed to have beneficial ownership of more than 1% of our outstanding ordinary shares are Mr. Charles R. Bronfman, Mr. Andrew Hauptman and Mr. Jonathan Kolber. Mr. Charles R. Bronfman and Mr. Andrew Hauptman are affiliated with Claridge Israel L.L.C., one of our major shareholders, and Mr. Kolber is affiliated with Anfield Ltd. For details of their shareholdings, please see "Item 7. Major Shareholders and Related Party Transactions" and the related footnotes.

         As of June 30, 2005, our executive officers, in the aggregate, held 11,787 ordinary shares and options under our stock option plans to purchase up to 386,957 ordinary shares. These options have an exercise price of NIS 95 per share and an expiration date of December 31, 2010.

         Employee Benefit Plans

         As of June 30, 2005, options granted, or approved for grant, to all our directors and employees to purchase up to 887,228 ordinary shares were outstanding.

         The 1997 Stock-Based Compensation Plan

         On May 27, 1997, 5,039 stock options were granted under this plan, and on November 6, 1997 another 31,282 stock options were granted. All of the stock options outstanding under this plan were exercised as of June 30, 2005.

         The 1998 Stock-Based Compensation Plan

         On August 30, 1998, at an extraordinary general meeting of shareholders, our shareholders approved a private placement of 400,000 stock options, free of charge, to our employees. The options are exercisable for up to 400,000 of our ordinary shares. All stock options under the 1998 plan were granted on different dates, and after expiration of some options and exercise of others, 670 options remained outstanding for exercise as of June 30, 2005.

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

         The options outstanding under the 1998 plan have an exercise price of NIS 101.38 per share and an expiration date of July 16, 2006.

         The 2000 Stock-Based Compensation Plan

         On August 6, 2000, our board of directors approved the 2000 Stock-Based Compensation Plan, which was previously approved by our audit committee. A framework was approved for the allotment of 400,000 stock options exercisable for up to 400,000 of our ordinary shares, out of which only 165,000 options have been granted, and after expiration of some options and exercise of others, 1,734 options remained outstanding for exercise as of June 30, 2005.

         The options are exercisable for shares in a quantity reflecting the amount of the monetary bonus inherent in the options, according to the Bonus Component Method.

         The options outstanding under the 2000 plan have an exercise price of NIS 101.38 per share and an expiration date of June 14, 2007.

         Pursuant to the terms of the 2000 plan, the remaining 235,000 stock options, which were approved, but were not granted under the plan, expired on June 14, 2005.

         The 2003 Stock Based Compensation Plan

         On July 27, 2003, at our annual general meeting of shareholders, our shareholders approved the 2003 Stock-Based Compensation Plan, which had been previously approved by our audit committee and by our board of directors, on May 25, 2003 and June 5, 2003, respectively. A framework was approved for the allotment of up to 1,200,000 stock options exercisable for up to 1,200,000 of our ordinary shares, out of which 1,102,903 options have been granted.

         The options will be exercised for shares in a quantity reflecting the amount of the financial benefit inherent in the options, according to the Bonus Component Method.

         The options are designated for directors and employees who are not related parties and will not become related parties as a result of allotment of the stock options. In any event, the total number of offerees under Plan 2003 will not exceed 35 offerees, excluding our directors and chief executive officer.

         The options will vest gradually over a three-year period from the record date, with one-sixth of the total number of options vesting every six months.

         In connection with the approval of the 2003 plan, our shareholders approved the granting a total of 400,000 options out of the total number of options allotted under the 2003 plan to eight directors, including one director who has since resigned (the two directors who are controlling shareholders, directly or indirectly, were not granted any options), divided equally, as well as 175,000 options out of the total number of options allotted under the 2003 plan to our chief executive officer. The balance of the options allotted under the 2003 plan is intended for other employees and officers of the Koor Group.

         As of June 30, 2005, 887,228 options to purchase our ordinary shares were outstanding under the 2003 plan, which have an exercise price of NIS 96 per share and an expiration date of December 31, 2010.

         Option Plans of Certain Subsidiaries

         In April 2001, the board of directors of MA Industries decided to distribute options to employees of MA Industries and its consolidated companies. According to this plan, during 2002 and 2003, 17,400,000 options were allocated, each of which is exercisable into one ordinary share of MA Industries. Following the exercise of options, as of March 31, 2005, 4,987,294 options to purchase shares of MA Industries were outstanding under this plan.

         In April 2003, the board of directors of MA Industries approved a framework for the allotment of 17,000,000 stock options, each of which is exercisable into one ordinary share of MA Industries. Out of the framework, 3,400,000 options were allotted to the Chief Executive Officer and to directors of MA Industries, and following the exercise of options, 4,679,020 options remained outstanding as of March 31, 2005.

         On March 8, 2005, the board of directors of MA Industries adopted a new option plan for its and its subsidiaries' officers and employees. Under the terms of the plan, on March 14, 2005, 14,900,000 stock options, each of which is exercisable into one ordinary share of MA Industries, were allotted, including 2,500,000 options that were deposited with a trustee for future distribution. Out of the total number of options allotted under the plan, 800,000 options were granted to MA Industries' chief executive officer.

         All the options of MA Industries will be exercised for shares in a quantity reflecting the amount of the financial benefit inherent in the options, according to the Bonus Component Method.


Item 7.  Major Shareholders and Related Party Transactions.
         --------------------------------------------------

Major Shareholders

         The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares as of June 30, 2005 with respect to each person known to us to be the beneficial owner of 5% or more of our outstanding ordinary shares. None of our major shareholders has any different voting rights than any other shareholder.

                                                                      Number of         Percentage of
                                                                       Ordinary          Outstanding
                                                                        Shares         Ordinary Shares
                                                                     Beneficially            (1)
Name                                                                    Owned
----                                                               ----------------  -------------------
Claridge Israel L.L.C. (2)........................................    2,375,835             14.74%
Esarbee Investments Limited (3)...................................    2,271,167             14.09%
IDB Development Corporation Ltd. (4) .............................    1,630,214             10.11%

All officers and directors as a group (14 persons) (5)............    1,130,925              7.02%

_______________________

(1) Based upon 16,118,784 ordinary shares issued and outstanding on June 30, 2005, which amount excludes 15,799 ordinary shares held by one of our wholly-owned subsidiaries, which according to the Companies Law do not confer voting rights while held by a subsidiary. The respective numbers of ordinary shares listed as beneficially owned in the table above, and the percentage of outstanding ordinary shares represented thereby, do not give effect to ordinary shares issuable upon exercise of options granted pursuant to the 1998, 2000 and 2003 plans, which are exercisable within 60 days of this annual report. See "Item 6. Directors, Senior Management and Employees," and Note 20 to our consolidated financial statements included elsewhere in this annual report.

(2) Claridge Israel L.L.C., a Delaware limited liability company, is mainly (99%) owned by The Charles Bronfman Trust. The Charles Bronfman Trust is a trust established under the laws of the U.S. primarily for the benefit of Ellen J. Bronfman Hauptman and her issue. Mr. Andrew Hauptman, one of our directors is the husband of Mrs. Ellen J. Bronfman Hauptman, the daughter of Charles R. Bronfman, our Chairman of the Board.

     The holdings of the Claridge Israel L.L.C. in our ordinary shares were pledged in favor of Bank Hapoalim as a guarantee for a loan that was given to Claridge Israel L.L.C. by Bank Hapoalim.

(3) Esarbee Investments Limited, a company registered in Canada, is owned by The Charles Rosner Bronfman Family Trust. The Charles Rosner Bronfman Family Trust is a trust established under the laws of Canada primarily for the benefit of Stephen R. Bronfman and his issue. Mr. Stephen R. Bronfman is the son of Charles R. Bronfman, our Chairman of the Board.

     The holdings of the Esarbee Investments Limited in our ordinary shares were pledged in favor of Bank Hapoalim as a guarantee for a loan that was given to Esarbee Investments Limited by Bank Hapoalim.

     An additional 104,669 shares are held by the Charles R. Bronfman trust, a trust established under the laws of New York primarily for the benefit of Charles R. Bronfman and Stephen R. Bronfman.

(4) IDB Development Corporation Ltd., or IDBD is controlled (66%) by IDB Holding Corporation Ltd., or IDBH. Both IDBD and IDBH are public Israeli companies traded on the Tel Aviv Stock Exchange. Approximately 51.7% of the outstanding share capital of IDBH is owned by a group comprised as follows: (i) 31.02% is held by Ganden Investments I.D.B. Ltd., a private Israeli company controlled by Nochi Dankner and his sister, Shelly Bergman; (ii) 10.34% is held by Manor Investments-IDB Ltd., a private Israeli company controlled by Ruth Manor; and (iii) 10.34% is held by Avraham Livnat Investments (2002) Ltd., a private Israeli company controlled by Avraham Livnat. The members of this group entered into a shareholders agreement relating to, among other things, their joint control of IDBH, the term of which expires in May 2023. In addition to her holdings as a controlling shareholder in one of the members of this group, as described above, Shelly Bergman separately holds approximately 4.9% of IDBH's outstanding share capital.

(5) Includes (i) 508,439 options to purchase our ordinary shares held by several of our directors and officers, which are exercisable within 60 days of the date of this annual report, (ii) 74,584 ordinary shares held by several of our directors and officers and (iii) 547,902 ordinary shares, representing 3.4% of our outstanding ordinary shares, held by Anfield, Ltd., a company registered in Israel and owned by Jonathan B. Kolber, our Chief Executive Officer. The holdings of Anfield in our ordinary shares were pledged in favor of Bank Hapoalim as a guarantee for a loan that was given to Anfield by Bank Hapoalim. Does not include the ordinary shares held by Claridge Israel L.L.C., which may be deemed beneficially owned by Ellen J. Bronfman Hauptman and Andrew Hauptman as described in footnote 3 above, or the ordinary shares held by Esarbee Investments Limited described in footnote 4 above.


         As of December 31, 2004, we had 50 ADS holders of record in the United States, holding ADSs representing approximately 4.4% of our outstanding ordinary shares, as reported by The Bank of New York, the depositary for our ADSs.

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


Item 8.  Financial Information.
         ----------------------
Consolidated Statements and Other Financial Information

         See "Item 17. Financial Statements" and pages F-1 through F-141.

Legal Proceedings

         Claims against Telrad

         In October 1994, a claim was filed by the Engineers Union against Telrad, for an unspecified amount. The claim pertains to the recognition and applicability to Telrad engineers of the salary tables included in the general collective bargaining agreements, which were signed in 1994 and 1995 between the Engineers Union and the employers in the public service sector. Various legal proceedings took place in connection with this claim and in March 2005 the National Labor Court dismissed the claim with the consent of the parties.

         In 1999, a claim was filed against Telrad by employees who are members of our workers' committee. The employees sued for access to Telrad's accounts so that they could examine the calculation of the distribution of profits to employees and for a declaratory judgment that Telrad is obliged to draw up new accounts for the distribution of profits. Various legal proceedings took place in connection with this claim and in March 2005 the National Labor Court dismissed the claim with the consent of the parties.

         Restrictive Trade Practices

         TTL/Telrad/Tadiran

         During October 1997, following the publication of a newspaper article containing details about alleged violations of the Law for Restrictive Trade Practices, 1988 (the Israeli Anti-Trust Law) regarding price coordination and lack of competition between Tadiran, TTL (a former subsidiary of Tadiran which merged with ECI in 1999) and Telrad, the Israeli Anti-Trust Commissioner conducted an investigation at the offices of Tadiran, TTL and Telrad and at our offices during which documents were confiscated, employees were questioned and additional information was requested and provided.

         On September 7, 2004, the Israeli Anti-Trust Commissioner agreed to issue an order according to Section 50B of the Anti-Trust Law pursuant to which Tadiran and Telrad would pay to the State Treasury the total amount of NIS 8 million, without this being considered an admission of guilt by the above companies and/or any of their officers to committing any crime. It was further agreed that indictments would not be filed, in the field of public switches and in the field of private switches, and the Israeli Anti-Trust Commissioner would not take any further action against the companies and/or their officers. The order was approved by the court. In accordance with the agreement with the Israeli Anti-Trust Commissioner, a provision of NIS 8 million was included in our consolidated financial statements as of December 31, 2004.

         On September 21, 2004, a suit was filed against us, Bezeq - the Israel Telecommunications Company Ltd., or Bezeq, Tadiran Ltd. (a subsidiary of Koor), Tadiran Telecommunications Ltd. (a former subsidiary of Koor which was merged with ECI), Tadiran Public Switching Ltd., (a former subsidiary of Telrad Telecommunications Ltd.), and Telrad alleging that during the previous decade, the defendants had engaged in activities prohibited by the Israeli Anti-Trust Law that resulted in damages to Bezeq's customers. A motion for recognition of the suit as a class action was filed together with the suit in accordance with the Israeli Anti-Trust Law. The plaintiff is asking for damages for the group that he is seeking to represent in the amount of NIS 1.7 billion.

         On March 10, 2005, we and the other defendants submitted to the District Court an objection to the plaintiff's request to certify the claim as a class action. As of the date of this annual report, the plaintiff had not yet filed its response to the objection.

         Based on advice from our legal counsel, we believe the chances for the suit and for the action to be recognized as a class action are remote.

         On February 2, 2005, we received a notice from the Office of Restrictive Trade Practices ( the Israeli Anti-Trust Authority) that it was considering the possibility of prosecuting us, together with seven other companies that are not members of the Koor Group (including two companies that had been owned by Koor on the relevant dates, and were later sold to third parties) and nine executives (including two executives who had been salaried employees of Koor on the relevant dates), for violations of the Israeli Anti-Trust Law. On June 7, 2005, we received a bill of indictment from the Israeli Anti-Trust Authority in accordance with the abovementioned notice. The bill came in the wake of an investigation opened by the Israeli Anti-Trust Authority in the other companies during 2001, with respect to price fixing and collusion, and the lack of competition in the frozen and canned vegetable industry. The Israeli Anti-Trust Authority claims that the two companies that belonged to the Koor Group in the past had colluded with two other companies in the years 1992-1998.

         Under the Israeli Anti-Trust Law, penalties may be imposed against an entity which has violated the law. In addition, should it be proven that violations were committed, civil lawsuits may be filed against us and we may be subject to civil penalties, if damages can be proven as a result of a violation of the law. At this early stage, it is not possible to predict the likelihood that any fines will be imposed on us or any civil lawsuits will be filed against us, nor whether any such fines or lawsuits would have an adverse effect on our business, financial condition or results of operations.

         Environmental

         Pursuant to an agreement with the Ministry of Environmental Protection, subsidiaries of MA Industries decided to construct facilities for the biological treatment of waste. Construction of these facilities is expected take approximately three years. In the estimation of MA

Industries' management, the aggregate construction cost will be between $30 million and $40 million.

         One of MA Industries' plants is located in Ramat Hovav, along with other chemical plants, since the government determined that the geological layers in that particular area are completely impenetrable to liquid or pollution. The Ministry of Environmental Protection conducted examinations, which determined that there is data indicating subterranean pollution in Ramat Hovav. The examiners recommended the taking of measures to prevent the continuation of leakages from active and inactive plants, which are liable to constitute a source of pollution of the water table, in the area. MA Industries may be required to clean up the relevant areas or subterranean layers if it is found that MA Industries is responsible for the contamination. Over the past several years, various tests have been performed by different agencies to test the ground contamination in the Ramat Hovav area as well as the area surrounding the subsidiary's premises in Be'er Sheva. As of December 31, 2004, MA Industries' management did not expect a significant impact with respect to MA Industries from implementation of the report's recommendations, and, therefore, no provision has been included in MA Industries' financial statements. At this stage, MA Industries cannot estimate the costs involved of implementing a solution, if, as a result of the research that will be carried out, a solution will be found. Furthermore, the local municipality at Ramat Hovav is continuing to take rehabilitation steps relating to past incidents.

         In May 2004, a subsidiary of MA Industries owning additional plants at the Ramat Hovav site, received notice of a change in the terms of its business license, pursuant to which the plants were required to change the method used to treat sewage from the existing treatment, and to do so independently through the implementation of vaporization processes. These terms include demands that, within a short period of time, the plants conduct research and development for the purpose of customizing the process to the composition of each plant's sewage, and later, to build a suitable facility. Additionally, formulation processes are to be implemented, whereby the plants must present the Ministry of Environmental Protection with a research and development program for the purpose of implementing the process with respect to the sewage. At the same time, the Ministry of Environmental Protection set January 1, 2008 as the date by which the plants must treat the sewage in the requisite format and to stop the flow of sewage into the Ramat Hovav Industrial Council's vaporization pools and treatment facilities.

         On October 10, 2004, a subsidiary of MA Industries, together with the Israel Manufacturers Association and other companies, filed an administrative appeal with the Beer Sheba District Court against the Ministry of Environmental Protection. The subject of the appeal is the additional conditions for obtaining a business license described above. In the appeal, the District Court was asked to issue an order declaring that the additional terms are nullified. On December 29, 2004 a preliminary hearing on the appeal was held. In March 2005 the Court approved the mutual agreement of the parties to try to end the dispute by way of meditation.

         In the estimation of MA Industries' management, based on advice from its legal counsel, in view of the preliminary stage of the process, it is not possible at this time to estimate the prospects of the mediation. In the estimation of MA Industries, if the appeal is dismissed, it will have a material effect on the activities of the plant in Ramat Hovav and/or will require investments of amounts that MA Industries is unable to estimate at this time.

         On November 28, 2004, the Israeli government reached a decision approving a plan to reduce air and water pollution deriving from the Ramat Hovav industrial area. The plan calls for, among other things, (i) more restrictive rules regarding the treatment of sewage by the plants in the area (derived from the additional business license conditions that are the subject of the administrative appeal described above) to be complied with in two stages, the first by June 30, 2006 and the second by December 31, 2007; (ii) the drying and rehabilitation of the vaporization pools in the area by the Ramat Hovav Industrial Council, to be completed no later than December 31, 2012; and (iii) the formulation and implementation by the Ministry of Environmental Protection of a plan to prevent exceptional emission of hazardous materials into the air from the Ramat Hovav industrial area.

          In the estimation of MA Industries' management, based on advice from its legal counsel, in view of the preliminary stage of the process, it is not possible at this time to estimate the costs of complying with the Israeli government's plan.

         In August 2003, a criminal complaint was filed against MA Industries and one of its officers by the Man, Nature and Law Foundation. The complaint alleges that in several instances from 1999 to 2003, there were measurements at MA Industries' Ramat Hovav plant of chimney emissions of materials at prohibited concentrations, and that such emissions created strong air pollution. MA Industries' management believes the charges in the complaint are without merit and intends to defend itself against such charges. In the opinion of MA Industries' management, based on advice from its legal counsel, due to the early stage of the proceedings, it is not possible to estimate the outcome of the complaint and/or the resultant exposure. Therefore, the financial statements did not include a provision in respect of the proceedings.

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

         In an arbitration judgment entered on February 17, 2000, all of Bezeq's arguments regarding TTL's liability for the principal claim were dismissed. The arbitration judgment determined that pursuant to the engagement contracts between the parties, Bezeq is entitled to compensation within the framework of arrearage penalties only. The negotiations between the parties for a settlement were unsuccessful and on February 15, 2003, the matter was returned to the arbitrator for his decision. In the opinion of management of Tadiran, based on the opinions of its legal counsel, Tadiran will not bear additional substantial expenses over and above the allocations contained in the financial statements. The negotiations between the parties for a settlement were unsuccessful, and the matter has been returned to the arbitrator who issued his ruling on February 26, 2004. In his ruling, the arbitrator affirmed Tadiran's position and ruled, in accordance with the parameters for calculating the damages that Tadiran is meant to pay to Bezeq. The parties conducted negotiations regarding implementation of the parameters described above, and they agreed that the final amount would be NIS 4.6 million, which was paid on January 10, 2005.

         Claims filed against MA Industries and its foreign subsidiaries

         A claim was filed against several parties including a MA Industries subsidiary in Brazil, for an aggregate amount of $36 million, by a group that acquired the rights to two banks that had declared bankruptcy. With respect to the balance of the claim, the subsidiary has been sued as the guarantor of debts of agricultural cooperatives, which were its former shareholders.

         The position of the subsidiary is that it was removed from the guarantee agreement under the terms of a subsequent agreement between the bank, the previous shareholders and a subsidiary of the former shareholders. The subsidiary's financial statements include a provision of $2 million, based on the possibility of a compromise agreement with the plaintiffs. In the estimation of the subsidiary, based on the opinion of its legal counsel, the provision recorded is sufficient to cover any possible loss from this claim.

         Claims and other monetary demands have been filed against MA Industries' subsidiary in Brazil, in the aggregate amount of $48.5 million. Based on the opinion of its legal counsel, the subsidiary's management estimates that the chances of the subsidiary's success in the proceedings and its defense against the above claims and demands are high. The subsidiary believes that the provisions recorded in its financial statements are adequate to cover any possible damage which may result from these claims.

         Claims filed against ECI

         In January 2005, ECI was named as one of the defendants in a purported class action complaint filed in the United States Federal District Court for the District of Maryland against ECtel, certain officers and directors of ECtel, and ECI. The complaint alleges violations of U.S. Federal Securities laws by ECtel and breach of fiduciary duties by the individual defendants, in connection with disclosure of ECtel's financial results between April 2001 and April 2003. The complaint also alleges that ECI was the controlling shareholder of ECtel during this period and, as such, influenced and controlled the acts and omissions of ECtel. Damages claimed by the plaintiff have not yet been quantified. ECI's management believes that the allegations made in the complaint with respect to it are without merit.

         Claims filed against Sheraton Moriah

         The other shareholders in Herods Hotel Spa and Recreation Ltd., or Herods, a proportionately consolidated company of Sheraton Moriah (Israel) Ltd., Sheraton, filed a "motion for approval of a claim as a derivative action" with the Tel Aviv District Court against Sheraton and Herods. The derivative action for which they are seeking approval is for the cancellation of the management agreement between Herods and Sheraton, as part of the arbitration process to which the claim has been referred. The claim itself deals with the plaintiffs' arguments regarding breaches in the management and image promotion agreements.

         On March 16, 2005, a compromise agreement was signed between Sheraton, Herods and the plaintiffs, whereby the parties agreed to resolve all the disputes that arose between them, and to instill proper relations in the management of Herods and in the management of the hotel owned by Herods. After the signing of this agreement, the parties agreed to withdraw all the legal proceedings they had instituted, in Israel and overseas.

         The parties signed a motion to confer the validity of a ruling on this agreement. The agreement is in effect until June 30, 2020.

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

                                                                 ADSs
                                                       ------------------------
                                                           High         Low
                                                       -----------  -----------
Annual                                                      $            $
------
     2000.............................................   22.0625      13.0000
     2001.............................................   13.9375       4.1400
     2002.............................................    7.2700       2.1000
     2003.............................................    7.9600       2.0500
     2004.............................................   10.5600       7.0500

Quarterly 2003
--------------
     First Quarter....................................    2.8000       2.0500
     Second Quarter...................................    4.4000       2.6000
     Third Quarter....................................    4.2200       3.2400
     Fourth Quarter...................................    7.9600       4.2000

Quarterly 2004
--------------
     First Quarter....................................    8.5700       7.2500
     Second Quarter...................................    9.4500       7.0500
     Third Quarter....................................    9.5500       7.2500
     Fourth Quarter...................................    9.8300       7.5600

Monthly 2005
------------
     January..........................................   11.1400       9.9100
     February.........................................   12.1100      11.0500
     March............................................   12.2900      10.4500
     April............................................   12.0000      10.5400
     May..............................................   13.1800      12.1800
     June.............................................   12.9500      11.1000


         On June 30, 2005, the closing price of our ADSs was $11.10 per ADS.

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

                                                     Ordinary Shares
                                          --------------------------------------
                                                 High                Low
                                          ------------------  ------------------
                                            NIS        $        NIS        $
                                          --------  --------  --------  --------
Annual
------
     2000..............................    455.00    111.85    255.50     62.81
     2001..............................    281.20     67.08     89.80     20.34
     2002..............................    166.60     36.92     48.60     10.26
     2003..............................    171.00     39.05     49.80     11.37
     2004..............................    224.90     52.21    165.30     38.37

Quarterly 2003
--------------
     First Quarter.....................     68.00     14.51     49.80     10.63
     Second Quarter....................     93.00     21.57     63.9      14.82
     Third Quarter.....................     95.20     21.44     70.70     15.92
     Fourth Quarter....................    171.00     39.05     91.90     20.99

Quarterly 2004
--------------
     First Quarter.....................    188.30     41.59    167.20     36.93
     Second Quarter....................    208.50     46.36    167.40     37.22
     Third Quarter.....................    211.10     47.10    165.30     36.88
     Fourth Quarter....................    224.90     52.21    173.30     40.23

Monthly 2005
------------
     January...........................    242.20     55.26    216.60     49.42
     February..........................    259.40     59.54    236.70     54.33
     March.............................    261.90     60.06    229.20     52.56
     April.............................    263.80     60.38    229.30     52.48
     May...............................    287.20     65.04    267.20     60.51
     June..............................    283.30     63.17    250.00     55.74


          On June 30, 2005, the closing price of our ordinary shares on the TASE was NIS 251.00 (or $ 54.88) per share.

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

         The board may appoint a committee of the board and delegate to such committee all or any of the powers of the board, as it deems appropriate. Notwithstanding the foregoing, the board may, from time to time, revoke the delegation made to a committee of its powers and authorities or portion thereof. The board has appointed an audit committee and a remuneration committee, which have four members each.

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

    o    An increase of our authorized share capital;

    o    A merger; and

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

         Insurance, Exemption and Indemnity of Office Holders

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

         Description of Koor's Deferred Shares

         As of June 30, 2005, we had 15,156,533 Deferred Shares, par value NIS
0.001 per share, outstanding. Holders of Deferred Shares are only entitled to receive the nominal paid-up value of the Deferred Shares in the event of the winding up of Koor, subject to prior payment of the nominal paid-up value of the ordinary shares to the holders of ordinary shares. The holders of the Deferred Shares do not have any voting rights and they are not entitled to participate in the distribution of dividend of any kind. As of June 30, 2005, one of our wholly-owned subsidiaries held 13,575,441 (89.6%) of our Deferred Shares.

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

         As of June 30, 2005, one of our wholly-owned subsidiaries held 15,799 of our ordinary shares; however, pursuant to the Companies Law these ordinary shares do not confer voting rights while held by our subsidiary.

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

         Change of Control

         The Companies Law allows mergers, provided that each party to the transaction obtains the approval of its board of directors and shareholders. For purposes of the shareholder vote of each party, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares not held by the other party (or by any person who holds 25% or more of the shares or the right to appoint 25% or more of the directors of the other party) have voted against the merger. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of that party. Finally, a merger may not be completed unless (i) at least 50 days have passed from the time that the requisite proposals for approval of the merger have been filed with the Israeli Registrar of Companies and (ii) 30 days have passed since the merger was approved by the shareholders of each of the parties.

         Provisions of the Companies Law that deal with "arrangements" between a company and its shareholders may be used to effect squeeze-out transactions in which the target company becomes a wholly-owned subsidiary of the acquirer. These provisions generally require that the merger be approved by a majority of the participating shareholders holding at least 75% of the shares voted on the matter. In addition to shareholder approval, court approval of the transaction is required. The Companies Law also provides for a merger between companies, after completion of the above procedure for an "arrangement" transaction and court approval of the merger.

         The Companies Law also provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% shareholder of the company, unless there is already another 25% shareholder of the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% shareholder of the company, unless there is already a 45% shareholder of the company. This requirement does not apply if the acquisition (i) occurs in the context of a private placement by the company that received shareholder approval, (ii) was from a 25% shareholder of the company and resulted in the acquirer becoming a 25% shareholder of the company or (iii) was from a 45% shareholder of the company and resulted in the acquirer becoming a 45% shareholder of the company. The tender offer must be extended to all shareholders, but the offeror is not required to purchase more than 5% of the company's outstanding shares, regardless of how many shares are tendered by shareholders. The tender offer may be consummated only if (i) at least 5% of the company's outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer. In any event, if as a result of an acquisition of shares the acquirer will hold more than 90% of a company's shares, the acquisition must be made by means of a tender offer for all of the shares. If more than 95% of the outstanding shares are tendered in the tender offer, all the shares that the acquirer offered to purchase will be transferred to it. The law provides for the appraisal rights if a shareholder files a request in court within three months of a full tender offer.

Material Contracts

Elisra Shareholders' Agreement

         On November 2, 2002, we entered into a shareholders' agreement with Elta and Elisra in order to govern the relationship between us and Elta as the sole owners of Elisra. The shareholders' agreement includes provisions with regard to the composition of the board of directors of Elisra, which will consist of 10 members in addition to any outside directors as may be required. Under the terms of the agreement, we and Elta will be able to nominate a number of directors on a pro rata basis based on the number of shares held at such time by us and Elta. If outside directors are required by law or stock exchange rules, we will consult with Elta to determine which outside directors are to be recommended by the board of directors. We and Elta may each oppose the appointment of an outside director proposed by the board of director for reasonable cause only and must provided reasoned notice within four business days from the date on which the board of directors gives notice of its proposed candidates. We have agreed with Elta to vote all of our shares for the candidates proposed by each of us pursuant to the agreement and to vote all of our shares for the outside director candidates nominated by the board of directors and to vote against the removal of a member of the board whose nomination was proposed by us or Elta unless we or Elta receive prior written consent permitting us to vote for removal of the director. These provisions remain in effect as long as each party owns at least 20% of the issued share capital of Elisra or in the instance when one party fails to hold 20%, the other party notifies the party that no longer holds 20% that the provisions remain in effect.

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

Sales of MA Industries Shares

         On January 14, 2004, we entered into an agreement, pursuant to which we sold 27 million shares of MA Industries to UBS Securities Israel Ltd. for approximately NIS 418 million.

         On February 3, 2005, we entered into a block transfer deed, pursuant to which we sold 15.9 million shares of MA Industries to Merrill Lynch International for approximately NIS 374 million. Under the terms of the share transfer deed, we undertook not to sell additional shares of MA Industries for a nine-month period from the date of sale. As a result of this sale, and following the issuance by MA Industries of additional shares in the second quarter of 2005 upon the conversion of convertible securities and the exercise of employee stock options, our ownership percentage in MA Industries decreased to 32% as of June 30, 2005 (28.6% on a fully diluted basis taking into consideration the exercise of outstanding stock options and the conversion of outstanding convertible debentures).

Tadiran Communications Share Purchase Agreement

         On September 10, 2004 we entered into a share purchase agreement with Trefoil Israel Partners II, L.P., First Israel Mezzanine Fund L.P. and First Israel Mezzanine Fund (in Israel) Limited Partnership to acquire approximately 33% of the shares of Tadiran Communications (approximately 31% on a fully diluted basis taking into consideration the exercise of outstanding stock options) from them for approximately NIS 637 million (approximately $144 million). Our acquisition of these shares, which closed in November 2004, was financed through a loan from an Israeli bank secured by these shares.

Sale of Knafaim Shares

         On September 29, 2004, we entered into three share transfer deeds to sell a total of 19% of the shares of Knafaim to Mr. Israel Borowitz, Ms. Tamar Borowitz (controlling shareholders of Knafaim) and Mr. Avshalom Nuriel for a total purchase price of approximately NIS 144 million. As a result of these sales, our shareholding in Knafaim decreased from approximately 28.3% to approximately 9.2%.

Koor-Elbit-Federman Transactions

         On December 27, 2004, we entered into a series of agreements with Elbit Systems Ltd., or Elbit, and with Federmann Enterprises Ltd., or Federmann. Under the terms of an share transfer deed with Elbit, we agreed to sell our entire holdings in Tadiran Communications (approximately 33%) to Elbit for approximately $146 million. Concurrently, pursuant to a share transfer deed with Federmann, we agreed to acquire approximately 9.8% of Elbit's share capital from Federmann for approximately $99 million . In connection with each of these transactions we entered into a shareholders agreement with the other party relating to, among other things, the voting of shares in the election of directors and rights of one party in connection with certain dispositions of shares by the other party. The two sales are interconnected and will be completed in two stages, the first of which closed on April 18, 2005. For a more detailed description of these transactions, see "Item 4 - Information on the Company - Business Overview - Our Defense Electronics Business - Recent Developments."

         On July 6, 2005 we signed an amendment to these agreements, pursuant to which we will sell our entire holdings in Elisra to Elbit, instead of to Tadiran Communications as per the original agreements, for approximately $70 million and additional consideration following receipt of future insurance proceeds. We also received the right to acquire Dekolink Ltd., a start-up company in the cellular field that is wholly-owned by Elisra. As originally agreed, we will sell the balance of our holdings in Tadiran Communications to Elbit for $83 million. However, under the amended terms of the transactions, contrary to the terms of the original agreement, this sale will be conducted in two parts, and we and Elbit will share joint control of Tadiran Communications, as described above, following the sale of the first 5%. The sale of our remaining shares in Tadiran Communications is contingent on the execution of our sale of our holdings in Elisra to Elbit. Elbit's acquisition of Elisra is subject to the approvals of Elbit's shareholders at general meeting to be held within sixty days and Israel's Anti-Trust Commissioner. In addition, under the amended terms of the transactions, contrary to the terms of the original agreement, we will acquire only an additional 2.3% of Elbit from Federmann for $25 million, regardless of whether the sale of Elisra is approved by the Israeli Anti-Trust Commissioner. Upon completion of all the stages of these transactions, we will hold approximately 7.6% of Elbit.

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

Israeli Tax Considerations

         The following discussion describes the current corporate tax structure applicable to companies in Israel, as well as a summary of certain Israeli tax laws affecting U.S. and other non-Israeli shareholders, for general information only and is not intended to substitute for careful or specific tax planning. To the extent that the discussion is based on legislation yet to be judicially or administratively interpreted, there can be no assurance that the views expressed herein will accord with any such interpretation in the future. This discussion is not intended, and should not be construed, as legal or professional tax advice, and does not cover all possible tax considerations. Each investor should consult his or her own tax advisor as to the particular tax consequences of an investment in the ordinary shares including the effects of applicable Israeli or foreign or other tax laws and possible changes in the tax laws.

General Corporate Tax Structure

         Israeli companies are generally subject to corporate tax on taxable income at the rate of 35% for the 2004 tax year, 34% for the 2005 tax year, 32% for the 2006 tax year and 30% for the 2007 tax year and thereafter and are subject to capital gains tax at a rate of 25% for capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003. For capital gains derived from assets acquired prior to January 1, 2003, the tax rate will be proportionate, based upon the corresponding periods. See also Item 3- "Risks Related to Israel" for a discussion of tax benefits under the Encouragement of Capital Investments Law.

Special Provisions Relating to Taxation under Inflationary Conditions

         The Income Tax Law (Inflationary Adjustments), 1985, which we refer to in this annual report as the "Inflationary Adjustments Law", represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. The Inflationary Adjustments Law is complex. Among other features, there is a special tax adjustment for the preservation of equity as follows:

         Where a company's equity exceeds the depreciated cost of fixed assets, as calculated under the Inflationary Adjustments Law, a deduction from taxable income is permitted equal to the excess multiplied by the applicable annual rate of inflation. The maximum deduction permitted in any single tax year is 70% of taxable income, with the unused portion permitted to be carried forward, linked to the increase in the Israeli Consumer Price Index, or CPI;

         Where a company's depreciated cost of fixed assets exceeds its equity, then the excess multiplied by the applicable annual rate of inflation is added to taxable income;

         Subject to specified limitations, depreciation deductions on fixed assets and losses carried forward are adjusted for inflation based on the increase in the CPI.

         However, during any fiscal year (or until February 28th of the following year) in which the rate of increase of the CPI would not exceed or shall not have exceeded, as applicable, 3%, the Israeli Minister of Finance may, with the approval of the parliamentary Finance Committee, determine by order that all or some of the provisions of this Law shall not apply to such fiscal year, or, that the rate of increase of the CPI relating to such fiscal year shall be deemed to be 0%, and to make the adjustments required to be made as a result of such determination. No such determination was made by the Minister in respect of 2004, even though the rate of increase of the CPI in 2004 was less than 3%.

Recent Israeli Tax Reforms

         On January 1, 2003, the Law for Amendment of the Income Tax Ordinance (Amendment No. 132), 2002, known as the Tax Reform, came into effect, which significantly changed the taxation basis of corporate and individual taxpayers from a territorial basis to a worldwide basis.

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

Capital Gains and Income Taxes Applicable to Non-Israeli Shareholders

         Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares publicly traded on the TASE, and are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange outside of Israel in a country with which Israel has a tax treaty, such as the NYSE, provided however that such capital gains are not derived from a permanent establishment in Israel and provided that such shareholders did not acquire their shares prior to an initial public offering, unless the holder is subject to the Inflationary Adjustments Law. In addition, non-Israeli corporations will not be entitled to the exemption with respect to gains derived from the sale of shares of Israeli companies publicly traded, if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

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

         In the event that the conditions for tax exemption described above are not met, or if capital gains are not tax exempt according to the tax treaty between Israel and the shareholder's country of residence, the following shall apply:

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

         Pursuant to the Tax Reform, generally, capital gains tax is imposed at a rate of 15% on real gains derived on or after January 1, 2003, from the sale of shares in companies (i) publicly traded on the TASE or; (ii) Israeli companies publicly traded on a foreign stock exchange in a country with which Israel has a tax treaty (such as the New York Stock Exchange). This tax rate does not apply to: (1) dealers in securities; (2) shareholders that report in accordance with the Inflationary Adjustment Law; (3) shareholders who acquired their shares prior to an initial public offering (that are subject to a different tax arrangement); (4) sale of shares between related parties, as defined by law; and (5) if financing expenses are deducted for tax purposes. In all of these cases, capital gains tax is imposed at a rate of 25%.

         The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, in some cases, the actual adjusted cost of the shares will be considered as the tax basis if it is higher than such average price.

         In some instances where our foreign shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

         Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends, royalties and interest paid by an Israeli resident, and non-passive income if the services were rendered in Israel. On distributions of dividends by us other than bonus shares (stock dividends), income tax at the rate of 25% (15% in the case of dividend distributed from the earnings of an approved enterprise) is generally withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder's country of residence.

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

         On distributions of dividends other than bonus shares or stock dividends, income tax is generally withheld at the source at the rate of 25%, or 15% for dividends of income generated by an approved enterprise, unless a different rate is provided in a treaty between Israel and the shareholder's country of residence.

         Under the U.S.-Israel tax treaty, the maximum Israeli tax on dividends paid to a holder of ordinary shares who is a U.S. resident (as defined in the treaty) is 25%, and if such shareholder is a U.S. corporation holding at least 10% of our issued voting power during the part of the tax year which precedes the date the dividend is distributed as well as throughout the previous tax year and the company distributing the dividend in not an "investment company" as defined in the tax treaty, the maximum Israeli tax on dividends paid to such corporation is 12.5%, or 15% for dividends derived from income generated from an approved enterprise.

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

         Further, and subject to the discussion below under "Passive Foreign Investment Companies," noncorporate U.S. Holders may be eligible for reduced rates of U.S. federal income tax (currently a maximum federal tax rate of 15%) in respect of dividends received with respect to ADSs in taxable years beginning before January 1, 2009, provided the holders satisfy certain holding period requirements. Please note that certain restrictions apply to the ability of an individual U.S. Holder to benefit from the lower rates. For example, the lower rates are only available to such an individual if such individual (i) holds stock for at least 61 days during the 121-day period beginning on the date that is 60 days before the date on which the share becomes ex-dividend (disregarding any period during which the U.S. Holder has diminished the risk of loss with respect to such stock (for example, by holding an option to sell such stock)), and (ii) is not under an obligation to make related payments with respect to positions in substantially similar or related property. Subject to certain conditions and limitations, you may elect to claim a credit against your U.S. Federal income tax liability for Israeli tax withheld from dividends received in respect of the ADSs. Dividends generally will be treated as foreign-source passive income or financial services income for United States foreign tax credit purposes. The rules relating to the determination of the foreign tax credit are complex, and you should consult your personal tax advisors to determine whether and to what extent you would be entitled to this credit. Alternatively, you may elect to claim a U.S. tax deduction, instead of a foreign tax credit, for such Israeli tax, but only for a year in which you elect to do so with respect to all foreign income taxes.

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

         If we are treated as a PFIC for any taxable year,

    o you would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ADSs ratably over your holding period for such ADSs,

    o the amount allocated to each year during which we are considered a PFIC other than the year of the dividend payment or disposition would be subject to tax at the highest individual or corporate tax rate, as the case may be, and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year,

    o gain recognized upon the disposition of ADSs would be taxable as ordinary income,

    o noncorporate holders will not be eligible for the reduced rate on dividends received with respect to ADSs and

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

         Based on our income, assets and activities for the year 2004, we believe that we were not a PFIC for that year, nor do we expect to become a PFIC in the foreseeable future. However, there can be no assurances that we will not be treated as a PFIC for that year or any taxable year. If we are or become a PFIC for any taxable year included in your holding period, we generally will remain a PFIC for all subsequent taxable years with respect to your holding of our ADSs.

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

Documents on Display

         We are subject to certain of the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. We, as a "foreign private issuer" are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the U.S. Securities and Exchange Commission, or SEC, as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we will file with the SEC an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We will also furnish quarterly reports on Form 6-K containing unaudited financial information after the end of each of the first three quarters.

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

Market risk related to foreign currency exchange rates

         We have financial liabilities denominated in various currencies (primarily dollars). Fluctuations in foreign currency exchange rates are likely to affect our financing expenses.

         As of December 31, 2004, we had consolidated foreign currency-linked financial liabilities of approximately NIS 4,759 million, of which approximately NIS 3,433 million was dollar-linked and the rest, approximately NIS 1,326 million, was linked to other currencies (mainly the Brazilian Real).

         As of December 31, 2004, our net financial liabilities in foreign currency totaled approximately NIS 1,773 million, of which total dollar-linked financial liabilities are approximately NIS 1,791 million, and net financial assets linked to other foreign currencies (mainly the Brazilian real) amount to approximately NIS 18 million. A portion of the currency exposure also stems from the export sales included in our consolidated financial statements for the year ended December 31, 2004, which amounted to approximately NIS 7,849 million, representing approximately 85% of our total consolidated sales for such period, while a considerable portion of the expenses included in the consolidated statements are stated in shekels.

         Our policy regarding hedging against exposure to fluctuations in currency prices is that each subsidiary will hedge according to the needs and markets in which it operates; there is no policy of engaging in currency hedging over the entire consolidated balance sheet.

         Our consolidated statements as of December 31, 2004 include transactions with financial instruments that serve mainly as a hedge against foreign currency exchange rate exposure for our subsidiary companies.

         During 2004, we bought dollars in exchange for other currencies in forward contracts, call options, put options and swaps totaling, as of December 31, 2004: approximately NIS 140 million, NIS 1,454 million, NIS 698 million, and NIS 25 million, respectively. At the same time, we had consolidated sales of dollars in exchange for other currencies through forward contracts, call options, put options and swaps totaling, as of December 31, 2004: NIS 46 million, NIS 510 million, NIS 1,626 million and NIS 258 million, respectively. For a detailed description of transactions with financial instruments, see Note 21 to our consolidated financial statements included elsewhere in this annual report.

Market risk related to inflation rates

         Some of our financial loans are linked to the Israeli Consumer Price Index, or CPI. In accordance with Israeli GAAP, until December 31, 2003 our financial statements were presented in terms of NIS of identical purchasing power as of December 31, 2003 to account for the effects of inflation based upon changes in the CPI. As a result, the CPI linkage component of our financing expenses was neutralized. Subsequent to the discontinuation of the adjustment of financial statements for inflation as of January 1, 2004, our financing expenses are now exposed to fluctuations in the CPI.

         As of December 31, 2004, our consolidated balance sheet contained CPI-linked loans and other liabilities totaling approximately NIS 1,500 million. As of such date, our consolidated balance sheets contained CPI-linked financial assets totaling approximately NIS 203 million.

         Our net financial liabilities exposed to CPI-linkage amounted to approximately NIS 1,297 million as of December 31, 2004. Should the CPI rise by 2%, our financing expenses would increase by approximately NIS 26 million.

         We believe that a 2% increase in the CPI constitutes a reasonable increase for examining the impact of exposure to interest rates on our financing expenses, in view of the changes that have occurred in recent years and those that are forecast for the coming year.

Market risk related to interest rates

         Some of our financial loans are denominated in variable interest rates that are likely to fluctuate from time to time. Our policy regarding exposure to interest rates is that each company in our consolidated group manages its own exposure.

         We engage in hedge transactions against interest rate fluctuations from time to time. As of December 31, 2004, these transactions totaled approximately NIS 215 million at the parent company level.

         As of December 31, 2004, our consolidated balance sheet contained loans and other liabilities in foreign currencies (mainly in U.S. dollars) totaling approximately NIS 4,759 million, and non-index linked shekel-denominated loans totaling approximately NIS 1,646 million. As of such date, our consolidated balance sheets contained financial assets in foreign currencies (mainly in U.S. dollars) totaling approximately NIS 2,986 million and non-index linked shekel-denominated assets totaling approximately NIS 632 million.

         As of December 31, 2004, our net financial liabilities exposed to fluctuations in the LIBOR interest rate amounted to approximately NIS 2,034 million. Should the LIBOR interest rate rise by 1%, our financing expenses would increase by approximately NIS 20 million.

         As of December 31, 2004, our net financial liabilities exposed to fluctuations in the interest rate in Israel is approximately NIS 870 million. Should the interest rate in Israel rise by 2%, our financing expenses would increase by approximately NIS 17 million.

         We believe that a 1% increase in the LIBOR interest rate and 2% in the interest rate in Israel constitutes a reasonable increase for examining the impact of exposure to interest rates on our financing expenses, in view of the changes that have occurred in recent years and those that are forecast for the coming year.

Market risk related to equity prices

         We had equity marketable short-term securities at December 31, 2004 of approximately NIS 375 million. Market risk was estimated as the potential hypothetical decrease of 10% in the prices of these securities. Assuming such a decrease, the fair value of the equity marketable securities would decrease by approximately NIS 38 million.

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


Item 12. Description of Securities Other than Equity Securities.
         -------------------------------------------------------

         Not Applicable.

                                    PART II


Item 13. Defaults, Dividend Arrearages and Delinquencies.
         ------------------------------------------------

         Not Applicable.


Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.
         -------------------------------------------------------------------

         Not Applicable.


Item 15. Controls and Procedures.
         ------------------------

         Disclosure Controls and Procedures. Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2004. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective in alerting them on a timely basis to material information relating to us (including our consolidated subsidiaries) required to be included in our reports files or submitted under the Exchange Act.

         Internal Control Over Financial Reporting. There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) or 15d-15(f) under the Exchange Act) that occurred during the year ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.


Item 16A. Audit Committee Financial Expert.
          ---------------------------------

         Our board of directors has determined that Mrs. Paulette Eitan, an external director and a member of the audit committee of our board of directors, is an "audit committee financial expert" as defined in Item 16A of Form 20-F.


Item 16B. Code of Ethics.
          ---------------

         We have adopted a written code of ethics that applies to our Chief Executive Officer, our Chief Financial Officer and all of our other executive officers.

         You may request a copy of our code of ethics, at no cost, by writing to or telephoning us as follows:

                  Koor Industries Ltd.
                  Telrad Building
                  14 Hamelacha Street
                  Park Afek
                  Rosh Ha'ayin 48091, Israel
                  Attn:  Shlomo Heller, General Counsel
                  Telephone:  +011-972-3-900-8333

Item 16C. Principal Accountant Fees and Services.
          ---------------------------------------

         Audit Fees: KPMG and its affiliates charged us and our consolidated subsidiaries an aggregate of approximately $2,436,000 for fiscal year 2004 in connection with the professional services rendered for the audit of our annual consolidated financial statements and our consolidated subsidiaries' annual financial statements, review of quarterly consolidated financial statements and services normally provided by them relating to statutory and regulatory filings or engagements, including review of documents filed with the SEC. For fiscal year 2003, KPMG and its affiliates billed us and our consolidated subsidiaries an aggregate of approximately $2,064,000 for these services.

         Audit-Related Fees: KPMG and its affiliates billed us and our consolidated subsidiaries an aggregate of approximately $148,000 in fiscal year 2004 for assurance and related services reasonably related to the performance of our audit. In fiscal year 2003, KPMG and its affiliates charged us and our consolidated subsidiaries an aggregate of approximately $59,000 for audit-related services. These fees relate mainly to the issuance of special confirmations.

         Tax Fees: KPMG and its affiliates charged us and our consolidated subsidiaries an aggregate of approximately $124,000 in fiscal year 2004 for tax compliance, tax advice and tax planning. KPMG and its affiliates billed us and our consolidated subsidiaries an aggregate of approximately $115,000 for tax-related services in fiscal year 2003.

         All Other Fees: KPMG and its affiliates billed us and our consolidated subsidiaries an aggregate of approximately $271,000 in fiscal year 2004 for products and services other than those comprising audit fees, audit-related fees and tax fees. These fees mainly relate to assistance to the companies regarding documentation of internal control over financial reporting. In fiscal year 2003, KPMG and its affiliates charged us and our consolidated subsidiaries an aggregate of approximately $23,000 for products and services in this category.

         Audit Committee Pre-Approval Policy and Procedures

         Our audit committee is responsible, among other things, for recommending to our shareholders the appointment of our external auditors, for approval of the amounts to be paid to our external auditors and for assisting our board of directors in overseeing the work of our external auditors. To assure the independence of our independent auditors, our audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories Audit Services, Audit-Related Services, Tax-Related Services, and Other Services that may be performed by our auditors, as well as the budgeted fee levels for each of these categories. All other permitted services must receive a specific approval from our audit committee. Our external auditor periodically provides a report to our audit committee in order for our audit committee to review the services that our external auditor is providing, as well as the status and cost of those services.

         During 2004, none of the services provided to us by our external auditors were provided pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 16D. Exemptions from the Listing Standards for Audit Committees.
          -----------------------------------------------------------

         Not Applicable.


Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated
           Purchasers.
           -----------------------------------------------------------

         None.

                                    PART III

Item 17. Financial Statements.
         ---------------------

         See pages F-1 through F-141, incorporated herein by reference.


Item 18. Financial Statements.
         ---------------------

         Not Applicable.


Item 19. Exhibits.
         ---------

Exhibit No.    Description
-----------    -----------

   1.1         Memorandum of Association of Koor Industries Ltd.*
   1.2         Articles of Association of Koor Industries Ltd.*
   1.3         Amendments to Articles of Association of Koor Industries Ltd.
               Pursuant to a General Meeting of Shareholders held on June 1, 2003.***
   2.1         Form of Ordinary Share Certificate.*
   2.2         Form of Deposit Agreement including Form of American Depositary
               Receipt.**
   4.1 Shareholders Agreement, dated November 2, 2002, by and among Koor Industries Ltd., Elta Systems Ltd. and Elisra Electronic Systems Ltd.***
   4.2         Agreement, dated January 14, 2004, between Koor Industries Ltd.
               and UBS Securities Israel Ltd.****
   4.3 Share Purchase Agreement, dated September 10, 2004, between Koor Industries Ltd. and Trefoil Israel Partners II, L.P., First Israel Mezzanine Fund L.P. and First Israel Mezzanine Fund (in Israel) Limited Partnership.****
   4.4 Share Transfer Deed, dated September 29, 2004, between Koor Industries Ltd. and Mr. Israel Borowitz.****
   4.5 Share Transfer Deed, dated September 29, 2004, between Koor Industries Ltd. and Ms. Tamar Borowitz.****
   4.6 Share Transfer Deed, dated September 29, 2004, between Koor Industries Ltd. and Mr. Avshalom Nuriel.****
   4.7 Share Transfer Deed, dated December 27, 2004, and amended July 6, 2005, between Koor Industries Ltd. and Elbit Systems Ltd.****
   4.8 Shareholders' Agreement, dated December 27, 2004, and amended July 6, 2005, between Koor Industries Ltd. and Elbit Systems Ltd.****
   4.9 Share Transfer Deed, dated December 27, 2004, and amended July 6, 2005, between Koor Industries Ltd. and Federmann Enterprises Ltd.****
   4.10 Shareholders' Agreement, dated December 27, 2004, and amended July 6, 2005, among Koor Industries Ltd., Federmann Enterprises Ltd. and Heris Aktiengesellschaft.****
   4.11 Share Transfer Deed, dated February 3, 2005, between Koor Industries Ltd. and Merrill Lynch International.****
   8.1         List of significant subsidiaries and affiliates.****
   12.1 Certification of the Principal Executive Officer of Koor Industries Ltd. pursuant to

               Section 302 of the Sarbanes-Oxley Act of 2002.****
   12.2 Certification of the Principal Financial Officer of Koor Industries Ltd. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.****
   13.1 Certification of the Principal Executive and Financial Officers of Koor Industries Ltd. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.****
   14.1 Consent of KPMG Somekh Chaikin to the incorporation by reference into the effective registration statement on Form S-8 of Koor Industries Ltd. under the Securities Act of 1933 of their report with respect to the consolidated financial statements of Koor Industries Ltd., which appears in this Annual Report on Form 20-F.****
________________

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

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rosh Ha'ayin, State of Israel, on the 15th day of July, 2005.


                                               KOOR INDUSTRIES LTD.


                                               By: /s/ Jonathan B. Kolber
                                                   -------------------------
                                                   Jonathan B. Kolber
                                                   Chief Executive Officer

                                  Koor Industries Ltd. (an Israeli Corporation)

Financial Statements as at December 31, 2004
-------------------------------------------------------------------------------


Contents


                                                                           Page


Auditors' Report                                                           F-2


Financial Statements

Consolidated Balance Sheets                                                 F-3

Company Balance Sheets                                                      F-5

Consolidated Statements of Operations                                       F-7

Company Statements of Operations                                            F-8

Statement of Shareholders' Equity                                           F-9

Consolidated Statements of Cash Flows                                      F-12

Company Statements of Cash Flows                                           F-18

Notes to the Financial Statements                                          F-20

      [Letterhead of Somekh Chaikin, a Member Firm of KPMG International]


Report of Independent Registered Public Accounting Firm

The Shareholders
Koor Industries Ltd.

We have audited the accompanying balance sheets of Koor Industries Ltd. (hereinafter - the "Company" or Koor) and the consolidated balance sheets of the Company and its subsidiaries as at December 31, 2004 and 2003, and the related statements of operations, shareholders' equity and cash flows, for each of the three years, the last of which ended December 31, 2004. These financial statements are the responsibility of the Company's Board of Directors and of its Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain subsidiaries, including those consolidated by the proportionate consolidation method, whose assets constitute 12% and 20% of the total consolidated assets as at December 31, 2004 and 2003 respectively, and whose revenues constitute 14%, 19% and 20% of the total consolidated revenues for the years ended December 31, 2004, 2003 and 2002, respectively. Furthermore, we did not audit the financial statement of certain affiliates, whose company's investments constitute NIS 204,878 thousand and NIS 218,081 thousand, as at December 31, 2004 and 2003, respectively, and its equity in earnings constitute NIS 5,647 thousand for the year ended December 31, 2004 and its equity in losses, NIS 12,875 thousand and NIS 6,748 thousand for the years ended December 31, 2003 and 2002, respectively. The financial statements of those subsidiaries and affiliates were audited by other auditors whose reports thereon were furnished to us. Our opinion, insofar as it relates to amounts included for such subsidiaries and affiliates, is based solely on the said reports of the other auditors.

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

In our opinion, based on our audits and on the reports of the above-mentioned other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of the Company and the consolidated financial position of the Company and its subsidiaries as of December 31, 2004 and 2003 and the results of their operations, the changes in shareholders' equity and their cash flows for each of the three years, the last of which ended December 31, 2004, in conformity with accounting principles generally accepted in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America (US GAAP). Information related to the nature and effect of such differences is presented in Note 28 of the financial statements. As further described in Note 28 to the financial statements, the reconciliation of differences between Israeli GAAP and US GAAP as of and for the years ended December 31, 2003 and 2002 has been restated.

As explained in Note 2(B), the financial statements for dates and reporting periods subsequent to December 31, 2003 are stated in reported amounts, in accordance with the accounting standards of the Israel Accounting Standards Board. The financial statements for dates and reporting periods that ended up to the aforementioned date are stated in values that were adjusted to that date according to the changes in the general purchasing power of the Israeli currency, in accordance with opinions of the Institute of Certified Public Accountants in Israel.

/s/ Somekh Chaikin

Somekh Chaikin
Certified Public Accountants (Isr.)

March 29, 2005, except for Note 28, as to which the date is July 13, 2005.


Consolidated Balance Sheets as at December 31
------------------------------------------------------------------------------------------------------------------------------


                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 2B)
                                                                             December 31       December 31        December 31
                                                                                    2004              2003               2004
                                                                           --------------   ---------------    ---------------
                                                                                               Adjusted in
                                                                                Reported    terms of NIS of           Reported
                                                                                amounts*      December 2003            amounts
                                                                           --------------   ---------------    ---------------
                                                                                    2004               2003               2004
                                                                           --------------   ---------------    ---------------
                                                                 Note                 NIS thousands             US $ thousands
                                                               --------    --------------------------------    ---------------
Assets

Current assets
Cash and cash equivalents                                                       617,310           593,403            143,294
Short-term deposits and investments                                 4           416,468           366,809             96,673
Trade receivables                                                   5         2,173,599         2,052,461            504,549
Other receivables                                                   6           528,983           452,170            122,791
Inventories and work in progress, net
 of customer advances                                               7         2,294,885         1,885,751            532,703
Assets designated for sale                                                       41,765            42,525              9,695
                                                                           --------------   ---------------    ---------------
Total current assets                                                          6,073,010         5,393,119          1,409,705
                                                                           --------------   ---------------    ---------------

Investments and long-term
 receivables
Investments in affiliates                                           8         1,375,160           943,764            319,211
Other investments and receivables                                   9           489,031           483,384            113,517
                                                                           --------------   ---------------    ---------------
                                                                              1,864,191         1,427,148            432,728
                                                                           --------------   ---------------    ---------------

Fixed assets                                                       10         2,852,907         2,928,407            662,235
                                                                           --------------   ---------------    ---------------

Intangible assets deferred tax assets and
 deferred expenses                                                 11         2,357,458         2,121,083            547,228
                                                                           --------------   ---------------    ---------------





                                                                             13,147,566        11,869,757          3,051,896
                                                                           ==============   ==============     ==============



* With respect to discontinued of adjustment for the effect of inflation as from the CPI of December 2003 (see Note 2B).


                                                                                  Koor Industries Ltd. (An Israeli Corporation)

-------------------------------------------------------------------------------------------------------------------------------

                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 2B)
                                                                             December 31       December 31        December 31
                                                                                    2004              2003               2004
                                                                           --------------   ---------------    ---------------
                                                                                               Adjusted in
                                                                                Reported    terms of NIS of           Reported
                                                                                amounts*      December 2003            amounts
                                                                           --------------   ---------------    ---------------
                                                                                    2004               2003               2004
                                                                           --------------   ---------------    ---------------
                                                                 Note                 NIS thousands             US $ thousands
                                                               --------    --------------------------------    ---------------
Liabilities and Shareholders' Equity

Current liabilities
Credit from banks and others                                        12        1,738,456          1,577,402           403,541
Trade payables                                                      13        1,667,455          1,342,783           387,060
Other payables                                                      14        1,369,442          1,270,217           317,884
Customer advances, net of costs incurred on project                  7          211,207            156,441            49,027
                                                                           --------------   ---------------    ---------------
Total current liabilities                                                     4,986,560          4,346,843         1,157,512
                                                                           --------------   ---------------    ---------------

Long-term liabilities
Net of current maturities:                                          15
Bank loans                                                                    2,208,096          3,006,343           512,557
Other loans                                                                     133,019            113,494            30,877
Convertible debentures of consolidated company                                  646,200                  -           150,000
Customer advances                                                               142,164            194,094            33,000
Deferred taxes                                                     16G          240,468            199,787            55,819
Liability for employee severance benefits, net                      17          197,168            192,002            45,768
                                                                           --------------   ---------------    ---------------
Total long-term liabilities                                                   3,567,115          3,705,720           828,021
                                                                           --------------   ---------------    ---------------

Contingent liabilities and commitments                              18

Convertible debentures of consolidated company                                  165,091            340,270            38,322
                                                                           --------------   ---------------    ---------------

Minority Interest                                                             2,552,333          1,736,531           592,464
                                                                           --------------   ---------------    ---------------

Shareholders' Equity                                                20        1,876,467          1,740,393           435,577
                                                                           --------------   ---------------    ---------------



                                                                             13,147,566         11,869,757         3,051,896
                                                                           ==============   ===============    ===============


 /s/ Jonathan Kolber                   /s/ Gabriela Shalev                        /s/ Yuval Yanai
 ------------------------             --------------------------------           -------------------------
Jonathan Kolber                       Prof. Gabriela Shalev                      Yuval Yanai
Chief Executive Officer               Member of the Board of Directors           Vice President
                                                                                 Chief Financial Officer


March 29, 2005, except for Note 28, as to which the date is July 13, 2005

* With respect to discontinued of adjustment for the effect of inflation as from the CPI of December 2003 (see Note 2B).

The accompanying notes are an integral part of the financial statements.



Company Balance Sheets as at December 31
-----------------------------------------------------------------------------------------------------------------------------

                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 2B)
                                                                             December 31       December 31        December 31
                                                                                    2004              2003               2004
                                                                           --------------   ---------------    ---------------
                                                                                               Adjusted in
                                                                                Reported    terms of NIS of           Reported
                                                                                amounts*      December 2003            amounts
                                                                           --------------   ---------------    ---------------
                                                                                    2004               2003               2004
                                                                           --------------   ---------------    ---------------
                                                                 Note                 NIS thousands             US $ thousands
                                                               --------    --------------------------------    ---------------
Assets

Current assets
Cash and cash equivalents                                                        29,665             9,205              6,886
Short-term deposits and investments                                 4           298,641           310,806             69,322
Short-term loans and current maturities
 of loans to investee companies                                                  49,928            16,480             11,590
Receivables:
  Investee companies                                                              9,435            28,650              2,190
  Others                                                            6            84,038            67,774             19,507
Assets designated for sale                                                       41,765            42,525              9,695
                                                                           --------------   ---------------    ---------------

Total current assets                                                            513,472           475,440            119,190
                                                                           --------------   ---------------    ---------------

Investments and long-term receivables

Investments in investees                                            8         3,601,557         3,453,066            836,016
Other investments and receivables                                   9            33,175            33,177              7,701

                                                                           --------------   ---------------    ---------------
                                                                              3,634,732         3,486,243            843,717
                                                                           --------------   ---------------    ---------------

Fixed assets, net                                                  10            22,484            23,323              5,219
                                                                           --------------   ---------------    ---------------




                                                                              4,170,688         3,985,006            968,126
                                                                           ==============   ===============    ===============





* With respect to discontinued of adjustment for the effect of inflation as from the CPI of December 2003 (see Note 2B).


                                                                                  Koor Industries Ltd. (An Israeli Corporation)

-------------------------------------------------------------------------------------------------------------------------------

                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 2B)
                                                                             December 31       December 31        December 31
                                                                                    2004              2003               2004
                                                                           --------------   ---------------    ---------------
                                                                                               Adjusted in
                                                                                Reported    terms of NIS of           Reported
                                                                                amounts*      December 2003            amounts
                                                                           --------------   ---------------    ---------------
                                                                                    2004               2003               2004
                                                                           --------------   ---------------    ---------------
                                                                 Note                 NIS thousands             US $ thousands
                                                               --------    --------------------------------    ---------------
Liabilities and Shareholders' Equity

Current liabilities
Credit from banks and others                                       12           719,730           588,535            167,068
Trade payables                                                     13               383               503                 89
 Other payables:
 Investee companies                                                              14,311                57              3,322
Others                                                             14            49,132            43,266             11,405
                                                                           --------------   ---------------    ---------------
Total current liabilities                                                       783,556           632,361            181,884
                                                                           --------------   ---------------    ---------------

Long-term liabilities
Net of current maturities:                                         15
Loans from banks and others                                                   1,505,690         1,610,768            349,510
Liability for employee severance
 benefits, net                                                     17             4,975             1,484              1,155
                                                                           --------------   ---------------    ---------------
Total long-term liabilities                                                   1,510,665         1,612,252            350,665
                                                                           --------------   ---------------    ---------------

Contingent liabilities and commitments                             18

Shareholders' equity                                               20         1,876,467         1,740,393            435,577
                                                                           --------------   ---------------    ---------------




                                                                              4,170,688         3,985,006            968,126
                                                                           ==============   ===============    ===============



 /s/ Jonathan Kolber                         /s/ Gabriela Shalev                          /s/ Yuval Yanai
-----------------------                      --------------------------------             --------------
Jonathan Kolber                              Prof. Gabriela Shalev                        Yuval Yanai
Chief Executive Officer                      Member of the Board of Directors             Vice President
                                                                                          Chief Financial Officer



March 29, 2005, except for Note 28, as to which the date is July 13, 2005


* With respect to discontinued of adjustment for the effect of inflation as from the CPI of December 2003 (see Note 2B).

The accompanying notes are an integral part of the financial statements.



                                                                                 Koor Industries Ltd. (An Israeli Corporation)

Consolidated Statements of Operations
------------------------------------------------------------------------------------------------------------------------------


                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 2B)
                                                                                                               --------------
                                                                       Year ended December 31                      Year ended
                                                          ------------------------------------------------        December 31
                                                                  2004              2003              2002               2004
                                                          ------------    --------------    --------------     ---------------
                                                              Reported     Adjusted in terms of NIS                  Reported
                                                              amounts*        of  December 2003                      amounts*
                                                          ------------    --------------------------------     ---------------
                                               Note                        NIS thousands                       US $ thousands
                                            ---------     ------------------------------------------------     ---------------

Revenue from sales
 and services                                  23A          9,228,673         7,690,430         7,099,790          2,142,218
Cost of sales and services                     23B          6,287,679         5,392,944         5,315,780          1,459,536
                                                          ------------      ------------     -------------       ------------
Gross profit                                                2,940,994         2,297,486         1,784,010            682,682

Selling and marketing expenses                 23C          1,172,204           940,457           814,777            272,099
General and administrative
 expenses                                      23D            526,004           460,744           489,369            122,100
                                                          ------------      ------------     -------------       ------------
Operating earnings                                          1,242,786           896,285           479,864            288,483
Financing expenses, net                        23E            271,362           228,200           408,437             62,990
                                                          ------------      ------------     -------------       ------------
                                                              971,424           668,085            71,427            225,493
Other income (expenses), net                   23F            (78,759)         (219,721)            5,824            (18,282)
Transfer to statement of income
 of translation differences of
 autonomous investee in voluntary
 liquidation                                    3B                  -                 -          (390,901)                 -
                                                          ------------      ------------     -------------       ------------
Earnings (loss) before income tax                             892,665           448,364          (313,650)           207,211
Income tax                                     16H           (287,100)          (85,372)         (141,179)           (66,643)
                                                          ------------      ------------     -------------       ------------
                                                              605,565           362,992          (454,829)           140,568
Group's equity in the operating
 results of affiliates, net                    23G            (27,687)         (113,823)         (252,091)            (6,427)
                                                          ------------      ------------     -------------       ------------
                                                              577,878           249,169          (706,920)           134,141
Minority interest in consolidated
 company's results, net                                      (432,888)         (202,807)          (60,049)          (100,485)
                                                          ------------      ------------     -------------       ------------

Net earnings (loss) from
 continuing activities                                        144,990            46,362          (766,969)            33,656
                                                          ============      ============     =============       ============



                                                                   NIS               NIS               NIS                US$
                                                          ------------      ------------     -------------       ------------

Basic and diluted earnings
 (loss) per NIS 1 par value
 of ordinary shares:                            26               8.851            2.950           (50.547)             2.054
                                                          ============      ============     =============       ============




* With respect to discontinued of adjustment for the effect of inflation as from the CPI of December 2003 (see Note 2B).

The accompanying notes are an integral part of the financial statements.



                                                                                Koor Industries Ltd. (An Israeli Corporation)

Company Statements of Operations
-----------------------------------------------------------------------------------------------------------------------------


                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 2B)
                                                                                                               --------------
                                                                       Year ended December 31                      Year ended
                                                          ------------------------------------------------        December 31
                                                                  2004              2003              2002               2004
                                                          ------------    --------------    --------------     ---------------
                                                              Reported     Adjusted in terms of NIS                  Reported
                                                              amounts*        of  December 2003                      amounts*
                                                          ------------    --------------------------------     ---------------
                                               Note                        NIS thousands                       US $ thousands
                                            ---------     ------------------------------------------------     ---------------
Income
Management services
 from subsidiaries                                             22,334            25,006            35,573              5,184
Other income                                   23F            234,959             5,691           365,431             54,540
                                                          ------------      ------------     -------------       ------------
Total income                                                  257,293            30,697           401,004             59,724

Expenses
General and administrative
 Expenses                                      23D             46,648            41,164            48,136             10,828
Financing, net                                 23E            110,806            35,108           199,808             25,721
                                                          ------------      ------------     -------------       ------------
Total expenses                                                157,454            76,272           247,944             36,549
                                                          ------------      ------------     -------------       ------------

Earnings (loss) before
 income tax                                                    99,839           (45,575)          153,060             23,175
Income tax                                                     18,951            55,667             3,722              4,399

Earnings after income tax                                    118,790             10,092           156,782             27,574

Koor's equity in the
 operating results of
 investee companies, net                       23G             26,200            36,270          (923,751)             6,082
                                                          ------------      ------------     -------------       ------------

Net earnings (loss) for the
 year                                                         144,990            46,362          (766,969)            33,656
                                                          ============      ============     =============       ============



                                                                   NIS               NIS               NIS               US$
                                                          ------------      ------------     -------------       ------------


Basic and diluted  earnings
 (loss ) per NIS 1 par value
 of ordinary shares :                           26               8.851            2.950           (50.547)              2.054
                                                          ============      ============     =============       ============




* With respect to discontinued of adjustment for the effect of inflation as from the CPI of December 2003 (see Note 2B).

The accompanying notes are an integral part of the financial statements.




                                                                                    Koor Industries Ltd. (An Israeli Corporation)

Statement of Shareholders' Equity
---------------------------------------------------------------------------------------------------------------------------------



                                                                                Company    Cumulative
                                                                            shares held       foreign
                                       Number of                                 by the      currency     Retained
                                        ordinary      Share      Capital    Company and   translation     earnings
                                      shares (1)    capital     reserves   subsidiaries   adjustments    (deficit)        Total
                                    ------------  ---------   ----------   ------------  ------------    ----------   -----------
                                                                Adjusted in terms of NIS of December 2003
                                    ---------------------------------------------------------------------------------------------
                                                                          NIS thousands
                                    ---------------------------------------------------------------------------------------------


Balance at December 31, 2001         15,168,884     564,515    2,564,099       (272,458)     (418,923)    (241,409)    2,195,824

Changes during 2002:
Net loss                                      -           -            -              -             -     (766,969)     (766,969)
Exercise of stock options
  granted to Israeli banks                4,493          *-            -              -             -            -             -
Cumulative foreign currency
  translation adjustments, net                -           -            -              -        12,538            -        12,538
Provision for decline in value of
  autonomous investee
  (see Note 3A(1))                            -           -            -              -      (105,125)           -      (105,125)
Transfer to statement of income
  of translation differences
  of autonomous investee in
  in voluntary liquidation
  (see Note 3B)                               -           -            -              -       390,901            -       390,901
                                    ------------  ---------   ----------   -------------  ------------  -----------   -----------

Balance as December 31, 2002         15,173,377     564,515    2,564,099       (272,458)     (120,609)  (1,008,378)    1,727,169
                                    ============  =========   ==========   =============  ============  ===========   ===========


Balance at December 31, 2002         15,173,377     564,515    2,564,099       (272,458)     (120,609)  (1,008,378)    1,727,169

Changes during 2003:
Net earnings                                  -           -            -              -             -       46,362        46,362
Exercise of stock options
  granted  to employees                  67,783          *-            -              -             -            -             -
Issuance of "treasury stock"
  (see Note 20B)                        500,000           -            -        192,137             -     (149,126)       43,011
Cancellation of provision for
  decline in value of autonomous
  investee (see Note 3A(1))                   -           -            -              -        73,401            -        73,401
Cumulative foreign currency
  translation adjustments                     -           -            -              -      (149,550)           -      (149,550)
                                    ------------  ---------   ----------   -------------  ------------  -----------   -----------

Balance at December 31, 2003         15,741,160     564,515    2,564,099        (80,321)     (196,758)  (1,111,142)    1,740,393
                                    ============  =========   ==========   =============  ============  ===========   ===========


*        Represents an amount lower than NIS 1,000.
(1)      Net of the Company holdings and its subsidiaries' holdings.

The accompanying notes are an integral part of the financial statements.

                                                                                    Koor Industries Ltd. (An Israeli Corporation)

Statement of Shareholders' Equity (cont'd)
---------------------------------------------------------------------------------------------------------------------------------


                                                                                Company    Cumulative
                                                                            shares held       foreign
                                       Number of                                 by the      currency     Retained
                                        ordinary      Share      Capital    Company and   translation     earnings
                                      shares (1)    capital     reserves   subsidiaries   adjustments    (deficit)        Total
                                    ------------  ---------   ----------   ------------  ------------    ----------   -----------
                                                                Adjusted in terms of NIS of December 2003
                                    ---------------------------------------------------------------------------------------------
                                                                          NIS thousands
                                    ---------------------------------------------------------------------------------------------

Balance at December 31, 2003         15,741,160     564,515    2,564,099     (80,321)      (196,758)    (1,111,142)    1,740,393

Changes during 2004:
Net earnings                                  -           -            -           -              -        144,990       144,990
Exercise of stock options
  granted to employees                   83,025          *-            -           -              -              -             -
Cumulative foreign currency
  translation adjustments, net                -           -            -           -         (8,916)             -        (8,916)
                                    ------------  ---------   ----------   -------------  ------------  -----------   -----------

Balance as December 31, 2004         15,824,185     564,515    2,564,099     (80,321)      (205,674)      (966,152)    1,876,467
                                    ============  =========   ==========   =============  ============  ===========   ===========


*        Represents an amount lower than NIS 1,000.
(1)      Net of the Company holdings and its subsidiaries' holdings.

The accompanying notes are an integral part of the financial statements.


                                                                                   Koor Industries Ltd. (An Israeli Corporation)

Statement of Shareholders' Equity (cont'd)
--------------------------------------------------------------------------------------------------------------------------------

Convenience translation into US Dollars (Note 2B)

                                                                           Company       Cumulative
                                                                       shares held          foreign
                                                                            by the         currency        Retained
                                                          Capital      Company and      translation        earnings
                                     Share capital       reserves     subsidiaries      adjustments       (deficit)         Total
                                     -------------     ----------     ------------      -----------     -----------    ----------
                                                                            US$ thousands
                                     --------------------------------------------------------------------------------------------

Balance at January 1, 2003                131,039        595,194          (18,645)         (45,672)       (257,925)      403,991

Changes during 2004:
Net earnings                                    -              -                -                           33,656        33,656
Exercise of stock options
   granted to employees                        *-              -                -                                -             -
Cumulative foreign currency
   translation adjustments                      -              -                -           (2,070)              -        (2,070)
                                     -------------     ----------     ------------      -----------     -----------    ----------

Balance at December 31, 2004              131,039        595,194          (18,645)         (47,742)       (224,269)      435,577
                                     =============     ==========     ============      ===========     ===========    ==========




*  Represents an amount lower than US$ 1,000
** With respect to discontinuance of adjustment to the effect of inflation as from the CPI of December 2003 (see Note 2B).
 (1) Net of the Company holdings and its subsidiaries' holdings.




The accompanying notes are an integral part of the financial statements.

                                                                                   Koor Industries Ltd. (An Israeli Corporation)

Consolidated Statement of Cash Flows
-----------------------------------------------------------------------------------------------------------------------------

                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 2B)
                                                                                                               --------------
                                                                                                                   Year ended
                                                                    Year ended December 31                        December 31
                                                         -------------------------------------------------
                                                                  2004              2003              2002               2004
                                                         -------------   ---------------    --------------     --------------
                                                              Reported     Adjusted in terms of NIS of               Reported
                                                              amounts*            December 2003                      amounts*
                                                         -------------   ---------------------------------     --------------
                                                                         NIS thousands                         US $ thousands
                                                         -------------------------------------------------     --------------
Cash flows generated by operating activities:
Net earnings (loss) for the year                             144,990             46,362          (766,969)            33,656
Adjustments to reconcile net earnings to net
 cash flows generated by operating activities (A)            745,683            728,413         1,194,420            173,093
                                                         -------------   ---------------    --------------     --------------
Net cash inflow generated by operating
 activities                                                  890,673            774,775           427,451            206,749
                                                         -------------   ---------------    --------------     --------------
Cash flows generated by investing activities:
Purchase of fixed assets                                     (232,146)         (193,424)         (260,119)           (53,887)
Investment grants in respect of fixed assets                    6,908             8,482             7,583              1,603
Amounts charged to intangible assets
 and deferred expenses                                       (153,206)         (313,125)         (810,649)           (35,563)
Additional investments in subsidiaries                             -               (600)           (2,802)                 -
Acquisition of subsidiaries (B)                              (299,305)          (14,372)          (92,746)           (69,477)
Investments in affiliates                                    (646,672)           (6,316)          (13,652)          (150,110)
Investments in loans to affiliates                             (1,680)           (1,616)           (1,405)              (390)
Repayment of loans from affiliates and others                      -            226,765                 4                  -
Proceeds from realization of investments
 in formerly consolidated subsidiaries,
 net of cash in those subsidiaries at the
 time they ceased being consolidated (c)                           -            (14,182)                -                  -
Repayment of liability in respect of
 subsidiary in prior years                                    (28,309)                -                 -             (6,571)
Proceeds from realization of activity of
 prior year                                                        -                  -            11,849                  -
Acquisition of minority in subsidiaries                        (4,762)                -                 -             (1,105)
Proceeds from disposal of investments
 in investee companies and others                             636,286           123,742           484,355            147,699
Proceeds from sale of fixed assets and
 intangible assets                                             10,519            30,998           314,396              2,442
Investment in venture capital companies                       (34,928)          (13,580)          (47,025)            (8,108)
Decrease (increase) in other investments, net                  (5,110)            7,465           (58,406)            (1,186)
Decrease (increase) in short-term deposits
 and investments, net                                          (8,673)          426,348           210,804             (2,013)
Proceeds from realization of subsidiary's shares
 that became proportionately consolidated (D)                 38,239                  -                 -              8,876
                                                         -------------   ---------------    --------------     --------------
Net cash inflow (outflow) generated by
 investing activities                                        (722,839)          266,585          (257,813)          (167,790)
                                                         =============   ===============    ==============     ==============

* With respect to discontinued of adjustment for the effect of inflation as from the CPI of December 2003 (see Note 2B).

The accompanying notes are an integral part of the financial statements.



                                                                                Koor Industries Ltd. (An Israeli Corporation)

Consolidated Statements of Cash Flows (cont'd)
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 2B)
                                                                                                               --------------
                                                                                                                   Year ended
                                                                    Year ended December 31                        December 31
                                                         -------------------------------------------------
                                                                  2004              2003              2002               2004
                                                         -------------   ---------------    --------------     --------------
                                                              Reported     Adjusted in terms of NIS of               Reported
                                                              amounts*            December 2003                      amounts*
                                                         -------------   ---------------------------------     --------------
                                                                         NIS thousands                         US $ thousands
                                                         -------------------------------------------------     --------------
Cash flows generated by financing activities:
Issuance of equity                                                  -            43,011                 -                  -
Issuance of shares to minority interest in
 subsidiaries                                                  14,617            14,137             2,928              3,393
Dividend paid to minority interest
 in subsidiaries                                             (107,006)          (56,529)          (27,104)           (24,839)
Payment of suppliers credit received
 for the purchase of fixed assets                                   -                 -           (13,014)                 -
Purchase of convertible debentures of
 subsidiary by its subsidiary in the market                         -                 -           (15,137)                 -
Issuance of convertible debentures in subsidiary              665,982                 -           136,210            154,592
Proceeds from principal of long-term
 loans and other long-term liabilities                      1,063,387           949,392         1,551,258            246,840
Repayment of long-term loans, debentures
 and other long-term liabilities                           (1,791,112)       (1,891,766)       (1,875,023)          (415,764)
Increase (decrease) in credit from banks
 and others, net                                               26,063          (268,028)           16,162              6,050
                                                         -------------   ---------------    --------------     --------------
Net cash outflow generated by
 financing activities                                        (128,069)       (1,209,783)         (223,720)           (29,728)
                                                         -------------   ---------------    --------------     --------------
Translation differences in respect of cash
 balances of autonomous foreign investee
 companies                                                    (15,858)          (28,273)            3,056             (3,681)
                                                         -------------   ---------------    --------------     --------------
Increase (decrease) in cash and cash
 equivalents                                                   23,907          (196,696)          (51,026)             5,550

Balance of cash and cash equivalents
 at beginning of year                                         593,403           790,099           841,125            137,744
                                                         -------------   ---------------    --------------     --------------
Balance of cash and cash equivalents
 at end of year                                               617,310           593,403           790,099            143,294
                                                         =============   ===============    ==============     ==============

* With respect to discontinued of adjustment for the effect of inflation as from the CPI of December 2003 (see Note 2B).

The accompanying notes are an integral part of the financial statements.


                                                                                Koor Industries Ltd. (An Israeli Corporation)

Consolidated Statements of Cash Flows (cont'd)
-----------------------------------------------------------------------------------------------------------------------------

                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 2B)
                                                                                                               --------------
                                                                                                                   Year ended
                                                                    Year ended December 31                        December 31
                                                         -------------------------------------------------
                                                                  2004              2003              2002               2004
                                                         -------------   ---------------    --------------     --------------
                                                              Reported     Adjusted in terms of NIS of               Reported
                                                              amounts*            December 2003                      amounts*
                                                         -------------   ---------------------------------     --------------
                                                                         NIS thousands                         US $ thousands
                                                         -------------------------------------------------     --------------

A.    Adjustments to reconcile net earnings
      (loss) to cash flows generated by operating activities:

Income and expenses not involving cash flows:

Minority interest in subsidiaries, net                        432,888           202,807            60,049            100,485
Equity in operating results of affiliates, net                 27,687           113,823           252,091              6,427
Depreciation and amortization                                 463,800           440,856           423,580            107,660
Deferred taxes, net                                            49,647           (45,206)           64,479             11,524
Increase (decrease) in liabilities in respect of
  employee severance benefits, net                             20,619           (49,822)           52,138              4,786
Net capital losses (gains) from realization:
 Fixed assets and intangible assets                            16,091            22,863           (23,079)             3,735
 Investments in formerly consolidated
  subsidiaries                                                      -           (16,428)                 -                 -
 Investments in investee companies                           (227,477)           (4,852)         (342,343)           (52,804)
Translation differences of autonomous
 investee in voluntary liquidation                                  -                 -           390,901                  -
Inflationary erosion (linkage) of principal of
 long-term loans and other liabilities                          8,241           (77,510)           56,490              1,913
Inflationary erosion (linkage) of principal of
 credit from banks and others                                       -           (10,565)          (11,010)                 -
Inflationary erosion of value of investments,
 deposits and loans receivable                                  9,314            32,540           (19,749)             2,162
Impairment in value of assets and investments                  58,144            70,503           143,400             13,497
                                                         -------------   ---------------    --------------     --------------
                                                              858,954           679,009         1,046,947            199,385
                                                         =============   ===============    ==============     ==============

* With respect to discontinued of adjustment for the effect of inflation as from the CPI of December 2003 (see Note 2B).

The accompanying notes are an integral part of the financial statements.



                                                                                Koor Industries Ltd. (An Israeli Corporation)

Consolidated Statements of Cash Flows (cont'd)
-----------------------------------------------------------------------------------------------------------------------------

                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 2B)
                                                                                                               --------------
                                                                                                                   Year ended
                                                                    Year ended December 31                        December 31
                                                         -------------------------------------------------
                                                                  2004              2003              2002               2004
                                                         -------------   ---------------    --------------     --------------
                                                              Reported     Adjusted in terms of NIS of               Reported
                                                              amounts*            December 2003                      amounts*
                                                         -------------   ---------------------------------     --------------
                                                                         NIS thousands                         US $ thousands
                                                         -------------------------------------------------     --------------
A.   Adjustments to reconcile net
     earnings to cash flows generated
     by operating
     activities (cont'd)

Changes in operating asset and liability items:

Decrease (increase) in trade receivables
 and other receivables (after taking into
 account non-current receivables)                             (71,964)         (218,826)          300,164            (16,705)
Decrease (increase) in inventories, projects in
 progress and customer advances (including
 long-term customer advances and deposits)                   (319,645)         (116,927)           52,251            (74,197)
Increase (decrease) in trade payables
 and other payables                                           278,338           385,157          (204,942)            64,610
                                                         -------------   ---------------    --------------     --------------
                                                             (113,271)           49,404           147,473            (26,292)
                                                         -------------   ---------------    --------------     --------------
                                                              745,683           728,413         1,194,420            173,093
                                                         =============   ===============    ==============     ==============
B.  Acquisition of subsidiaries

Assets and liabilities of the subsidiaries at date of acquisition:

Working capital deficit (surplus),
 excluding cash and cash equivalents                          (34,493)          (12,160)            6,516             (8,007)
Fixed assets and investments, net                            (287,724)           (2,404)          (36,434)           (66,788)
Issuance of shares by investee company                         34,238                 -                 -              7,947
Long-term liabilities                                         187,144               192            10,280             43,441
Contingent liability                                                -                 -            18,516                  -
Goodwill                                                     (198,470)                -           (91,624)           (46,070)
                                                         -------------   ---------------    --------------     --------------
                                                             (299,305)          (14,372)          (92,746)           (69,477)
                                                         =============   ===============    ==============     ==============


* With respect to discontinued of adjustment for the effect of inflation as from the CPI of December 2003 (see Note 2B).

The accompanying notes are an integral part of the financial statements.


                                                                                Koor Industries Ltd. (An Israeli Corporation)

Consolidated Statements of Cash Flows (cont'd)
-----------------------------------------------------------------------------------------------------------------------------

                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 2B)
                                                                                                               --------------
                                                                                                                   Year ended
                                                                    Year ended December 31                        December 31
                                                         -------------------------------------------------
                                                                  2004              2003              2002               2004
                                                         -------------   ---------------    --------------     --------------
                                                              Reported     Adjusted in terms of NIS of               Reported
                                                              amounts*            December 2003                      amounts*
                                                         -------------   ---------------------------------     --------------
                                                                         NIS thousands                         US $ thousands
                                                         -------------------------------------------------     --------------
C.    Proceeds from realization of
      investments in formerly
      consolidated subsidiaries, net of cash
      in those subsidiaries at the time
      they ceased being consolidated:

Assets and liabilities of the formerly
consolidated subsidiaries at the time
 they ceased being consolidated:

Working capital deficit, excluding cash
 and cash equivalents                                               -           (47,105)                -                  -
Fixed assets and investments                                        -             8,765                 -                  -
Intangible assets                                                   -            15,440                 -                  -
Long-term liabilities                                               -            (3,463)                -                  -
Investments in affiliated companies, net                            -            12,971                 -                  -
Capital loss on sale of investments in
 subsidiaries                                                       -              (790)                -                  -

                                                                    -           (14,182)                -                  -

D.  Proceeds from realization of subsidiary's shares that became proportionately consolidated
Working capital surplus excluding cash and
 cash equivalents                                              23,057                 -                 -              5,352
Fixed assets                                                   40,851                 -                 -              9,482
Realization proceeds receivable                               (25,544)                -                 -             (5,929)
Capital gain                                                     (125)                -                 -                (29)
                                                         -------------   ---------------    --------------     --------------
                                                               38,239                 -                 -              8,876
                                                         =============   ===============    ==============     ==============


* With respect to discontinued of adjustment for the effect of inflation as from the CPI of December 2003 (see Note 2B).


                                                                                Koor Industries Ltd. (An Israeli Corporation)

Consolidated Statements of Cash Flows (cont'd)
-----------------------------------------------------------------------------------------------------------------------------

                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 2B)
                                                                                                               --------------
                                                                                                                   Year ended
                                                                    Year ended December 31                        December 31
                                                         -------------------------------------------------
                                                                  2004              2003              2002               2004
                                                         -------------   ---------------    --------------     --------------
                                                              Reported     Adjusted in terms of NIS of               Reported
                                                              amounts*            December 2003                      amounts*
                                                         -------------   ---------------------------------     --------------
                                                                         NIS thousands                         US $ thousands
                                                         -------------------------------------------------     --------------
E. Non-cash transactions:

Purchase of fixed assets by credit                              9,172            24,514             10,680              2,129
                                                         =============   ===============    ==============     ==============
Purchase of other assets by credit                             28,178             6,639            245,924              6,541
                                                         =============   ===============    ==============     ==============
Proceeds from sale of fixed assets, formerly
 consolidated subsidiaries and realization
 of activities                                                      -            15,145                  -                  -
                                                         =============   ===============    ==============     ==============
Proposed dividend to minority shareholders
 by subsidiaries                                               29,614            15,446                  -              6,874
                                                         =============   ===============    ==============     ==============
Dividend in kind from affiliate company                        33,363                 -                  -              7,744
                                                         =============   ===============    ==============     ==============
Loans converted into shareholders' equity
 of subsidiary                                                 14,042                 -                  -              3,260
                                                         =============   ===============    ==============     ==============
Purchase of fixed and other assets and inventory
 in consideration of issuance subsidiary shares
 to minority                                                        -                 -             28,683                  -
                                                         =============   ===============    ==============     ==============
Contingent liability from consolidated
 subsidiary                                                         -                 -             18,516                  -
                                                         =============   ===============    ==============     ==============
Conversion of investment to loan in an
 affiliates                                                         -               470                  -                  -
                                                         =============   ===============    ==============     ==============


* With respect to discontinued of adjustment for the effect of inflation as from the CPI of December 2003 (see Note 2B).


The accompanying notes are an integral part of the financial statements.



                                                                                Koor Industries Ltd. (An Israeli Corporation)

Consolidated Statements of Cash Flows (cont'd)
-----------------------------------------------------------------------------------------------------------------------------

                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 2B)
                                                                                                               --------------
                                                                                                                   Year ended
                                                                    Year ended December 31                        December 31
                                                         -------------------------------------------------
                                                                  2004              2003              2002               2004
                                                         -------------   ---------------    --------------     --------------
                                                              Reported     Adjusted in terms of NIS of               Reported
                                                              amounts*            December 2003                      amounts*
                                                         -------------   ---------------------------------     --------------
                                                                         NIS thousands                         US $ thousands
                                                         -------------------------------------------------     --------------
Cash flows generated by operating activities:
Net income (loss) for the year                                144,990            46,362          (766,969)            33,656
Adjustments to reconcile net income to net cash
 flows generated by operating activities (A)                 (136,907)         (163,429)          310,315            (31,780)
                                                         -------------   ---------------    --------------     --------------
Net cash outflow generated by operating
 activities                                                     8,083          (117,067)         (456,654)             1,876
                                                         -------------   ---------------    --------------     --------------
Cash flows generated by investing activities:
Investee companies:
  Acquisition of shares                                      (667,779)          (17,488)          (12,007)          (155,009)
  Loans granted\received, capital notes
   and non-current accounts                                    34,950           304,725            18,258              8,113
Purchase of fixed assets                                         (423)             (392)             (108)               (98)
Increase in investments and
 other receivables, net                                             -           (31,428)          (54,106)                 -
Proceeds from sale of fixed assets                                  -                30           272,776                  -
Proceeds from realization of investments
 in investee companies                                        562,177           102,875           454,752            130,496
Investment in short-term deposits and
 investments, net                                              63,412           460,818           197,446             14,719
                                                         -------------   ---------------    --------------     --------------
Net cash inflow (outflow) generated by
 investing activities                                          (7,663)          819,140           877,011             (1,779)
                                                         -------------   ---------------    --------------     --------------
Cash flows generated by financing activities:
Equity issuance                                                     -            43,011                 -
Receipt of long-term loans and other
 long-term liabilities                                        637,000           360,213           574,422            147,864
Payments of long-term loans and
 other long-term liabilities                                 (628,703)       (1,107,283)         (883,190)          (145,938)
Credit from banks and others, net                              11,743           (13,600)         (148,154)             2,726
                                                         -------------   ---------------    --------------     --------------
Net cash (outflow) inflow generated by
 financing activities                                          20,040          (717,659)         (456,922)             4,652
                                                         -------------   ---------------    --------------     --------------
Increase (decrease) in cash and cash
 equivalents                                                   20,460           (15,586)          (36,565)             4,749
Balance of cash and cash equivalents at
 beginning of year                                              9,205            24,791            61,356              2,137
                                                         -------------   ---------------    --------------     --------------
Balance of cash and cash equivalents at
 end of year                                                   29,665             9,205            24,791              6,886
                                                         =============   ===============    ==============     ==============


* With respect to discontinued of adjustment for the effect of inflation as from the CPI of December 2003 (see Note 2B).


The accompanying notes are an integral part of the financial statements.


                                                                                Koor Industries Ltd. (An Israeli Corporation)

Consolidated Statements of Cash Flows (cont'd)
-----------------------------------------------------------------------------------------------------------------------------

                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 2B)
                                                                                                               --------------
                                                                                                                   Year ended
                                                                    Year ended December 31                        December 31
                                                         -------------------------------------------------
                                                                  2004              2003              2002               2004
                                                         -------------   ---------------    --------------     --------------
                                                              Reported     Adjusted in terms of NIS of               Reported
                                                              amounts*            December 2003                      amounts*
                                                         -------------   ---------------------------------     --------------
                                                                         NIS thousands                         US $ thousands
                                                         -------------------------------------------------     --------------
(A) Adjustments to reconcile net earnings
   (losses) to cash flows generated by
   operating activities:

Income and expenses not involving cash flows:
Equity in operating results of investee
 companies in addition, net of dividend
 received therefrom                                            47,879           (17,120)           952,414             11,114
Depreciation and amortization                                   2,022            13,718              2,899                469
Deferred taxes, net                                           (18,580)          (58,903)           (43,798)            (4,313)
Increase (decrease) in liability in respect of
 employee severance benefits, net                               3,491            (6,898)             5,643                810
Net capital losses (gains) from realization:
Fixed assets                                                        -                96            (29,189)                 -
Investment in investee companies                             (213,249)          (11,635)          (336,621)           (49,501)
Increase in value of deposits and other
 erosions, net                                                 (6,623)          (11,260)           (10,880)            (1,537)
Exchange rate differences and erosion of
 long-term loans and other liabilities                          6,077           (24,865)            29,083              1,411
Erosion (linkage) of loans from banks
 and others                                                         -           (10,526)             5,056                  -
Changes in value of investments and assets                          -               673             10,037                  -
                                                         -------------   ---------------    --------------     --------------
                                                             (178,983)         (126,720)           584,644            (41,547)
                                                         -------------   ---------------    --------------     --------------
Changes in operating assets and liability items:
Increase in current accounts of
 investee companies, net                                       36,543           (43,975)          (270,044)             8,482
Decrease (increase) in receivables                               (213)           42,817            (18,118)               (49)
Increase (decrease) in trade payables
 and other payables                                             5,746           (35,551)            13,833              1,334
                                                         -------------   ---------------    --------------     --------------
                                                               42,076           (36,709)          (274,329)             9,767
                                                         -------------   ---------------    --------------     --------------
                                                             (136,907)         (163,429)           310,315            (31,780)
                                                         =============   ===============    ==============     ==============
(B) Significant non-cash transactions:

Dividend in kind from investee company                              -                 -            244,067                  -
                                                         =============   ===============    ==============     ==============
Proceeds from realization of affiliated
 company in capital note                                            -                 -             27,373                  -
                                                         =============   ===============    ==============     ==============
Loans converted into shareholders' equity
 of subsidiary                                                  6,837                 -                  -              1,587
                                                         =============   ===============    ==============     ==============

* With respect to discontinued of adjustment for the effect of inflation as from the CPI of December 2003 (see Note 2B).

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

         The Company's shares are traded both on the Tel Aviv Stock Exchange and on the New York Stock Exchange.



Note 2 - Significant Accounting Policies

         The financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in Israel.

         The significant accounting policies, which were applied on a consistent basis, are as follows:

         A.       Definitions:

         In these financial statements:

         1.       The Company - Koor Industries Ltd. ("Koor" or "the Company").

         2. Subsidiaries - companies, including partnerships, whose statements are fully consolidated, directly or indirectly, with those of the Company.

         3. Proportionately consolidated companies - jointly controlled companies, which are consolidated by the proportionate consolidation method, directly or indirectly, in Koor's consolidated financial statements.

         4. Affiliates - companies in which Koor has voting rights which give it significant influence over the operating and financial policies of these companies, and which are not subsidiaries or proportionately consolidated companies. Such companies are included on the equity basis.

         5. Investees - subsidiaries, proportionately consolidated companies or affiliates.

         6. Other companies - companies, the investment in which does not confer significant influence, which are accounted for by the cost method.

         7. Interested parties - as defined in Paragraph (1) to the definition of "related parties" in Section 1 of the Israeli Securities Law, including related parties as defined in Opinion 29 of the Institute of Certified Public Accountants in Israel ("ICPAI").

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

         9. Venture capital fund - as defined in Standard No. 1 of the Israel Accounting Standards Board ("IASB").

         10. Venture capital investments - an investment in a company that meets the following two conditions:

                  (a) The company is engaged primarily in research, development or marketing of innovative, high-technology products or processes; and

                  (b) At least 90% of the company's financing stems from owners' capital (including shareholder loans and owner-guaranteed credit), with the support of state authorities or research grants.

         11.      Consumer Price Index - the Israeli Consumer Price Index
                  (CPI) published by the Central Bureau of Statistics.

         12.      Dollar - U.S. dollar.

         13. Adjusted amount - the historical nominal amount that was adjusted in conformity with the provisions of Opinions 23 and 34 and Opinions 36 and 37.

         14. Reported amount - an amount adjusted to the transition date (December 31, 2003), plus amounts in nominal values that were added after the transition date, minus amounts that were deducted after the transition date.

         15. Adjusted financial reporting - financial reporting based on the provisions of Opinions 23, 34, 36, 37 and 50.

         16. Nominal financial reporting - financial reporting based on reported amounts.

         B.       Financial statements in reported amounts

         (1) In October 2001, the Israel Accounting Standards Board published Accounting Standard No. 12 on "Discontinuation of Adjustment of Financial Statements". According to this standard, and in accordance with Accounting Standard No. 17 published in December 2002, the adjustment of financial statements for the effects of changes in the general purchasing power of the shekel will be discontinued, commencing January 1, 2004. Until December 31, 2003, the Company continued to prepare adjusted financial statements in accordance with Opinion No. 36 of the ICPAI. The Company is applying the provisions of the Standard and, accordingly, the adjustment was discontinued, as stated, commencing January 1, 2004.

         (2) In the past, the Company prepared its financial statements on the basis of historical cost, adjusted to the Consumer Price Index. The adjusted amounts that were included in the financial statements as at December 31, 2003, served as the starting point for the nominal financial reporting commencing January 1, 2004. Additions made during the period were included in nominal values.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 2 - Significant Accounting Policies (cont'd)

B.       Financial statements in reported amounts (cont'd)

         (3) The non-monetary asset amounts do not necessarily represent their realizable or current economic value, but rather the reported amounts of those assets.

         (4) In the financial statements, the term "cost" means cost in reported amount.

         (5) The financial statements of companies classified as autonomous units, are stated based on the changes in the exchange rates of their relevant functional currencies - see 2.D below.

         (6) All comparative data for earlier periods are stated adjusted to the CPI for December 2003.


         C.       Reporting principles

         (1)      Balance sheets:

                  a. Non-monetary items (namely - fixed assets, inventory of projects in progress and investments stated at cost) are stated in reported amounts.

                  b. Monetary items are stated in the balance sheet at historical nominal values as at the balance sheet date.

         (2)      Statements of operations:

                  a. Revenues and expenses deriving from non-monetary items (such as: depreciation and amortization, changes in inventory, prepaid expenses and income, etc.) or from balance sheet provisions, are derived from the change between the reported amounts in the opening balance and closing balance.

                  b. The remaining statement of operations items (such as: sales, purchases, current manufacturing costs, etc.) are stated at nominal values.

                  (3)      Statement of changes in shareholders' equity

                           A dividend declared in the reporting period is stated at nominal values.


         D.       Effects of the changes in foreign currency exchange rates

         The Company has been applying Accounting Standard No. 13 on "The Effect of Changes in Foreign Currency Exchange Rates" since January 1, 2004. The Standard deals with the translation of foreign currency transactions and the translation of financial statements of overseas operations for their inclusion in the financial statements of the reporting corporation. The Standard prescribes rules for classifying foreign operations as an autonomous foreign unit or as an integrated unit, based on indications listed in the Standard and the use of judgment, as well as the manner in which the financial statements of autonomous held units are to be translated.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------



Note 2 - Significant Accounting Policies (cont'd)

         D.       Effects of the changes in foreign currency exchange rates

         Foreign currency transactions
         -----------------------------

         Transactions denominated in foreign currency are recorded when first recognized at the exchange rate prevailing on the transaction date. Exchange rate differences deriving from the discharge of monetary items, or deriving from the reporting of the Company's financial items at exchange rates that are different than those used for preliminary recording during the period, or from those reported in prior financial statements, will be charged to the statement of operations.

         Foreign operations classified as an autonomous held unit
         --------------------------------------------------------

         For certain investees which are domiciled in Israel, and whose revenues and most of their raw materials and fixed assets are acquired in dollars, and for which the dollar is the major currency in the economic environment in which the companies operate, the dollar constitutes the measurement and reporting currency in their financial statements. This is in accordance with the rules provided in Section 29A of Opinion 36 of the Institute of Certified Public Accountants in Israel.

         The financial statements of investees operating in a foreign country as "an autonomous held unit" of the Group and companies registered in Israel, the measuring and reporting currency of which is foreign currency (dollar) as aforementioned, were translated to Israeli currency as follows:

         (1) The monetary and non-monetary assets and liabilities of an overseas autonomous held unit were translated at the closing rate. The goodwill balance created in the acquisition of the overseas autonomous held unit is treated as an asset of that unit and is translated at the closing rate as of January 1, 2004.

         (2) Income and expense items are translated at the exchange rate prevailing on the transaction date.

         (3) All exchange rate differences created were classified as a separate item in shareholders' equity until the net investment is realized.

         The impairment of an investment in an autonomous held unit overseas does not constitute partial realization. Therefore, no part of the translation differences were charged to the statement of operations when the impairment was recorded.

         The financial statements of investees operating overseas that are an "integrated unit" of the Group, in accordance with the indicators provided in Standard 13 of the Israeli Accounting Standard Board, are translated from foreign currency to Israeli currency - with non-monetary items translated at the historical exchange rate prevailing on the transaction date and monetary items translated at the exchange rate prevailing on the balance sheet date. Statement of operations items are translated at the average exchange rate, except for revenues and expenses related to non-monetary items that were translated at the historical exchange rates at which the related non-monetary items were translated. Differences created from the translation are charged to financing.

         E.       Consolidation of financial statements

         (1) The consolidated financial statements include the financial statements of Koor and of all the companies in which the Company has control. Jointly controlled companies are included in the consolidated financial statements by the proportionate consolidation method.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------



Note 2 - Significant Accounting Policies (cont'd)

         E.                Consolidation of financial statements

         (2) For the purpose of the consolidation, the amounts included in the financial statements of the consolidated companies were included after the adjustments necessitated by the application of the uniform accounting principles adopted by the Group.

         (3) The consolidated financial statements include the pro rata share of asset, liability, income and expense items of proportionately consolidated companies, based on the holding percentages in these companies.

         (4) As to the financial statements of subsidiaries that are adjusted according to changes in foreign currency exchange rates - see Note 2.D.

         (5)               a.   The excess cost of an investment over the fair
                                value of its identified assets less the fair value of the identified liabilities (after allocation of the tax deriving from temporary provisions) on acquisition date, is charged to goodwill.

                           b.   The excess cost allocated to assets and
                                liabilities is charged to the appropriate balance sheet items.

                           c.   Material intercompany balances and
                                transactions between Group companies were eliminated for consolidation purposes. Likewise, material unrealized income from intercompany sales not yet realized outside the Group were eliminated.

         (6) The Company's shares that were acquired by the Company and subsidiaries are presented as treasury stock.

         (7) When the sale and/or exercise of convertible securities that were issued by investees (including in respect of employee options) is probable, according to the criteria prescribed in Opinions 48 and 53 of the IACPA, and a decline in the shareholding percentage is expected when they are converted or exercised, as a result of which the holder will sustain a loss, an appropriate provision is included in respect of the anticipated loss.

         (8) The Company applies Accounting Standard No. 20 on the "Goodwill Amortization Period". Goodwill is stated in the consolidated balance sheet in "other assets and deferred expenses" and is amortized over its estimated useful life, in a methodical manner. The amortization period represents the best possible estimate of the period in which the Company expects to derive future economic benefit from the goodwill. The amortization period is not to exceed 20 years from the date of initial recognition. Accordingly, the Group companies amortize goodwill mainly over a period of 10 to 20 years.

                  The Standard applies to financial statements for periods beginning on or after January 1, 2004. The change in the amortization period of amortization balances as at January 1, 2004 is treated as a prospective change in estimate. These goodwill balances will be amortized methodically over the remainder of the prescribed amortization period.

         F.       Use of estimates:

         Preparation of the financial statements in conformity with generally accepted accounting principles requires management to use estimates and assessments that influence the reported amounts of assets and liabilities and the disclosure relating to contingent assets and liabilities, as well as the revenues and expenses in the reporting period. It should be clarified that actual results may differ from such estimates.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------



Note 2 - Significant Accounting Policies (cont'd)

         G.       Cash and cash equivalents:

         Cash and cash equivalents include short-term bank deposits and short-term government notes traded in banks, with an original maturity of three months or less and which are not restricted.

         H.       Marketable Securities:

         (1)      Marketable securities
                  Investments in marketable securities held for the short term as a current investment are stated at realization value on the stock market as at the balance sheet date. Investments in marketable securities, which are permanent investments, are stated at cost (debentures - including accrued interest), as long as there has not been a decrease in value, which is not of a temporary nature (see also section
                  (3) below). The changes in the value of the securities are charged in full to the statement of operations.

         (2)      Non-marketable securities
                  Stated at cost (debentures - including accrued interest), which, in management's opinion is not higher than realization value (see also section (3) below).

         (3)      Decrease in value of investments
                  From time to time, the Company reviews its permanent investments in other companies to identify if there has been a non-temporary decrease in their value. Such a review is carried out where there are indications of the possibility that the value of permanent investments has been impaired, including a drop in stock market prices, the investee's businesses, the industry in which the investee operates and other parameters. The impairment in the value of these investments, which management bases on an evaluation of all the relevant aspects, giving appropriate weight to each and which is not temporary, is charged to the statement of operations.


         I.       Allowance for doubtful accounts:

         The financial statements include allowances for doubtful accounts, which management believes fairly reflect the loss inherent in accounts whose collection is doubtful. Among the factors on which management bases its determination of the appropriateness of the allowances are an assessment of risk, based on information it has on the financial status of the debtors, the volume of their activity and a valuation of the collateral received from them.
         The allowance is determined specifically for accounts whose collection is doubtful.


         J.       Inventories:

         Inventories are included at the lower of cost or market value. Cost is determined as follows: Raw materials, auxiliary materials and spare parts - at "moving average" or by the "first-in, first-out" method. Finished goods and work-in-process - some on the basis of direct manufacturing costs (including materials, labor and subcontractor costs) plus the related part of indirect manufacturing costs, and some on an average basis (including raw materials, tools, labor) and other direct and indirect expenses.
         Merchandise at "first-in, first-out" method or by the "moving average".

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------



Note 2 - Significant Accounting Policies (cont'd)

         K.       Work in progress:

         Inventory of long-term projects in progress is stated at cost, less the part of cost that has been charged to the statement of operations by the "percentage of completion" method. The cost includes the direct cost of materials, wages, subcontractors, other direct costs and indirect manufacturing costs allocated to the said projects (also see
         Note 2.5 below).

         Projects in progress and customer advances in respect of long-term contracts include amounts in respect of contracts to be executed over a period exceeding one year.

         Where a loss is anticipated from the project, a provision is made for the entire loss anticipated until completion of the project.


         L.       Venture capital investments:

         The holdings of a venture capital fund in venture capital investments are stated at cost in their reported amounts, net of provisions for decline in value, if a non-temporary decline occurs. Gains from venture capital investments are charged to the statement of operations when the investment is realized.


         M.       Investments in investees:

         (1) The investments in investees are presented by the equity method. Taken into account when computing the Company's share are losses due to the expected realization of convertible securities issued by investees, if the conversion or exercise of those securities is probable.
                  Taken into account when determining the equity value of the investments in these companies are the amounts as they are included in the companies' financial statements, after the adjustments necessitated by the application of generally accepted accounting principles.

         (2) Regarding the goodwill amortization policy - see Note 2E(8) above.

         (3) Regarding the decline in value of investments in investees - see Note 2.AD.

                  A list of investee companies is presented as an appendix to the financial statements.


         N.       Monetary balances stated at present value

         Monetary balances - long-term debts and liabilities that are interest free or bear interest at below-market rates, are stated at their present value, computed using the interest rate prevailing in the market on the date created.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 2 - Significant Accounting Policies (cont'd)

         O.       Fixed assets:

         1. The assets are stated at cost, after deduction of related investment grants.

         2. Cost includes interest capitalized during the set-up period, which was calculated using the interest rates applicable to the sources used to finance the investment.

         3. Improvements are charged to the cost of assets and are amortized over the economic life of the asset. Repair and maintenance expenses are charged to the statement of operations as incurred.

         4. Depreciation is computed using the straight-line method, on the basis of the estimated useful lives of the assets.

                  The annual depreciation rates used are as follows:

                                                           %
                                                       ---------

                  Buildings and leasehold rights         1.2-10        (mainly 2%)
                  Machinery, equipment and
                   installations                          5-20         (mainly 10%)
                  Vehicles and forklifts                  10-20        (mainly 15%)
                  Office furniture and equipment          6-33         (mainly 6% and 25%)
                  Computers and auxiliary equipment       20-33
                  Lease hold improvements                  *10

         *        or over the lease period, whichever shorter.

         P.       Other assets and deferred expenses:

         Other assets and deferred expenses are amortized on a straight-line basis over the expected period of benefit therefrom, as follows:

         1. Licensing of products and acquisition of know-how are stated at cost and are mostly amortized over eight years.

         2. Marketing rights are stated at cost and amortized over periods of five to ten years.

         3. Intangible assets in the purchase of products are stated at cost and are mainly amortized over 20 years.

         4.       Deferred expenses - debenture issue costs:

                  These costs are amortized by the straight-line method over the life of the debentures - mainly six years.

         5. See Note 2.E(8) regarding goodwill deriving from the acquisition of companies that were consolidated.

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

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------



Note 2 - Significant Accounting Policies (cont'd)

         Q.       Convertible securities:

         1. Debentures, the conversion of which is not probable, are included at their liability value as at the balance sheet date, in accordance with the provisions of Opinion 53 of the ICPAI, and are stated in long term liabilities. Debentures, the conversion of which is probable, are included between the long-term liabilities item and the shareholders' equity item, according to the liability value or the capital value, whichever is the higher.

         2. In accordance with Opinions 48 and 53 of the ICPAI, the provision for loss on a decline in the shareholding percentage in investee companies is included in the item "minority interest" in the consolidated balance sheet, and in the item "investment in investees" in the Company balance sheet.

         R.       Deferred taxes:

         1. Deferred taxes are calculated in respect of temporary differences between the amounts included in the adjusted financial statements and the amount taken into account for tax purposes. Such deferred taxes are allocated for differences related to assets, the consumption or depreciation of which are deductible for tax purposes. As for the main components in respect of which deferred taxes have been created - see Note 16.G.

         2. Deferred tax balances (asset or liability) are computed at the tax rate expected to be in effect at the time these taxes will be utilized, or when the tax benefit will be realized, based on the tax rates and tax laws legislated or whose legislation is essentially complete by the balance sheet date.

                  The deferred taxes amount in the statement of operations expresses the change in these balances during the year.

         3. Taxes that would be imposed in the event of realization of investments in investees, the sale of which is not expected in the foreseeable future, are not included in deferred taxes.

                  Deferred taxes were not created for taxes to be imposed on earnings distributed by subsidiaries, as it is the Company's policy not to distribute taxable dividends in the foreseeable future. Likewise, tax benefits are not included in respect of temporary differences, the realization of which is doubtful.

         S.       Revenue recognition:

         Revenues and costs from work in progress under long-term contracts are recognized in accordance with Accounting Standard No. 4 ("Standard 4") published by the Israel Accounting Standards Board ("IASB"), as follows:

         A. Revenues and costs from work in progress under long-term contracts will be recognized by the "percentage of completion" method, if the following conditions are met: the revenues are known or can be reliably estimated, the collection of revenues is expected, the costs involved in carrying out the project are known or can be reliably estimated, there is no material uncertainty as to the ability to complete the project and to meet the terms of the contract with the customer, and the percentage of completion may be reliably estimated.

                  As long as all the conditions listed above are not met, revenue will be recognized at an amount equal to the costs incurred and the recovery of which is expected ("zero margin").

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------



Note 2 - Significant Accounting Policies (cont'd)

         S.       Revenue recognition: (cont'd)

         B. Revenues and costs in government contracts, which are based on cost plus a fixed margin ("cost plus"), are reported on the basis of the invoices submitted to the customer (essentially - on an accrual basis).

         C. The percentage of completion is determined based on the cost (actual cost vs. projected total cost) or based on the delivery of products, depending on the nature of the agreement.

         D. For contracts in which a loss is anticipated, a provision is recorded immediately for the full amount of the anticipated loss at the time it is identified by management.

         E. Projected earnings or losses from long-term contracts could change as a result of changes in estimate, between the actual performance and the original estimate. Such changes in estimates are charged to the statement of operations when identified.

         2.       Sale of products and providing services:

                  Revenues from sales and services are recognized upon delivery of the products and transfer of the main risks and rewards involved in ownership of the products, or upon performance of the services.
                  In special contracts, sales are recognized after the work is performed and acceptance tests are passed, as prescribed in the product supply contract.


         T.       Sale of trade receivables:

         See Note 3C(2).


         U.       Research and development expenses:

         Research and development expenses -
         Research and development costs, net of participations (mainly from the Government of Israel), are charged to the statement of operations as incurred. Research and development costs financed by the customer are charged to the cost of projects in progress, and are included in the statement of operations as part of the recognition of results from such projects.

         Research and development in process -
         Costs to acquire in-process research and development which have no alternative future use and which have not reached technological feasibility at the date of acquisition are expensed as incurred.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------



Note 2 - Significant Accounting Policies (cont'd)

         V. Presentation of transactions between the Company and the controlling shareholder:

         Transactions between the Company and its controlling shareholder are included in accordance with the Securities Regulations (Financial Statement Presentation of Transactions between a Company and its Controlling Shareholder), 1996. Accordingly, the difference between the price paid to the controlling shareholder on the sale of an asset and the book value of the asset to the controlling shareholder, is included in the shareholders' equity.
         In addition, the amount of the erosion of an unlinked interest-free loan having no maturity date which was received from the controlling shareholder, and that the parties do not intend to repay, is included in shareholders' equity


         W.       Derivative financial instruments:

         Koor and its subsidiaries enter into different kinds of option contracts and forward trades that are intended to reduce the financial risks (i.e. commitments for the import of raw materials, export of goods, liabilities linked to the CPI or foreign currency) involved in the exposure to fluctuations in inter-currency exchange rates, interest rates and changes in the CPI.

         The results of financial derivatives held to hedge assets and liabilities are recorded in the statement of operations concurrently with the recording of the changes in the hedged assets and liabilities. Financial derivatives that are not held for hedging are stated in the balance sheet at fair value. Changes in the fair value are included in the statement of operation in the period they occurred.

         The fair value of derivative financial instruments is determined according to their market values or quotes by financial institutions, and when such do not exist, according to a valuation model.


         X.       Earnings (losses) per share:

         Earnings (losses) per share data are computed in accordance with Opinion 55 of the ICPAI.
         Taken into account in the computation of basic earnings (losses) per share are convertible securities issued by the Company, if their conversion or exercise is probable, based on tests prescribed in the opinion. Taken into account in the computation of fully-diluted earnings (losses) per share are convertible securities issued by the Company and its investees, that were not included in the computation of basic earnings (losses) per share, when their conversion or exercise does not increase earnings per share.


         Y.       Dividend declared subsequent to balance sheet date

         In accordance with Accounting Standard No. 7 on "Subsequent Events", the liability related to a dividend proposed or declared subsequent to the balance sheet date is expressed in the accounts only in the period in which it was declared. Likewise, separate expression is given in the statement of changes in shareholders' equity to the dividend amount to be distributed against a reduction in the retained earnings balance.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------



Note 2 - Significant Accounting Policies (cont'd)

         Z.       Segment reporting

         Segment reporting is presented in accordance with Accounting Standard No. 11, which requires the inclusion of information in respect of business and geographical segments, as well as detailed guidelines for identification of the business and geographical segments.


         AA.      Environmental costs

         The current operating and maintenance costs of facilities to prevent environmental pollution and provisions for expected costs related to the rehabilitation of the environment deriving from current or past activities, are charged to the statement of operations. Construction costs of facilities for prevention of environmental pollution, which increase the economic life or efficiency of the facility or reduce or prevent environmental pollution, are charged to the cost of the fixed assets and are depreciated in accordance with the depreciation policies practiced by the Group.


         AB.      Impairment of assets

         The Company applies Accounting Standard No. 15 - Impairment of Assets ("the Standard"), which prescribes procedures that the Company must implement in order to assure that its assets in the consolidated balance sheet (which are subject to the Standard) are not stated at an amount exceeding their recoverable value, which is the higher of the net sales price and the usage value (the present value of the estimated future cash flows expected to derive from the use and realization of the asset).

         The Standard applies to all of the assets in the consolidated balance sheet, except for tax assets, construction contracts and monetary assets (aside from monetary assets that are investments in investees that are not subsidiaries). Likewise, the Standard prescribes the presentation and disclosure principles for assets that have declined in value. When the carrying value of an asset in the consolidated balance sheet exceeds its recoverable amount, the Company recognizes an impairment loss equal to the difference between the book value of the asset and its recoverable value. A loss so recognized will be reversed only if changes have occurred in the estimates used in determining the recoverable value of the asset, since the date on which the last impairment loss was recognized.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------



Note 2 - Significant Accounting Policies (cont'd)

AC.      Data regarding the CPI and the Dollar exchange rate:
                                                             Israeli         Exchange rate
                                                               CPI*          of one Dollar
                                                          -------------    ------------------
                                                              Points              NIS
                                                          -------------    ------------------
         For the year ended:
         December 2004                                        180.74             4.308
         December 2003                                        178.58             4.379
         December 2002                                        182.01             4.737


                                                                %                  %
                                                          -------------    ------------------

         Changes during:
         2004                                                  1.2               (1.6)
         2003                                                 (1.9)              (7.6)
         2002                                                  6.5                7.3

                                                                %
                                                          -------------
         Real rate of increase (decrease) in the CPI
          relative to the exchange rate of the
         dollar during the year:
          2004                                                 2.8
          2003                                                (5.7)
          2002                                                (0.8)

         (*)      According to the CPI for the month of the balance sheet date 1993 average basis = 100

         Assets and liabilities in foreign currency or linked thereto are included in the financial statements according to the representative exchange rate published by the Bank of Israel on the balance sheet date.

         Assets and liabilities linked to the CPI are included in the financial statements according to the CPI of the balance sheet month, or the previous month, as relevant.


         AD. Influence of new accounting standards prior to their application

         In July 2004, the IASB published Accounting Standard No. 19, "Taxes on Income", which prescribes that a deferred tax liability is to be recognized for all temporary differences that are taxable, except for a limited number of exceptions. Likewise a deferred tax asset is to be recognized for all temporary differences that are deductible, losses for tax purposes and unutilized tax benefits, if it is expected that there will be taxable income against which it will be possible to utilize them, except for a limited number of exceptions. The new Standard will apply to financial statements beginning on January 1, 2005. The Standard will be adopted as the cumulative effect of a change in accounting method. First time application of the said Standard will have a net non-recurring impact, as at January 1, 2005, of increasing the net income by approximately NIS 19 million (which mainly derives from recording deferred taxes in an investee company in respect of unrealized profits which are anticipated to be realized in the near future).

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 3 - Information Regarding Certain Investees

         A.       ECI Telecom Ltd. ("ECI") - an affiliate

         1. In November 2003, a valuation of ECI was performed by an independent appraiser, for the purpose of evaluating the recoverable value of Koor's investment in ECI. In accordance with this appraisal, the Company reversed the impairment loss from decline in value that had been created in 2001, based on various indications, including a valuation for ECI. The reversal of the loss of NIS 73 million was charged against the capital reserve from foreign currency translation adjustments (credit), which was realized when the provision was created.

                  At the request of the appraiser (who agreed that the Company would make use of the valuation), the Company undertook to indemnify him against any expense or financial damage he will sustain, if any, with respect to any claim to be filed by any third party against the appraiser, the cause of action of which is the valuation.

                  As at December 31, 2004, the balance of the investment in ECI, stated by the equity method, is NIS 673 million.

         2. In its financial statements for 2003, ECI reported on a retroactive restatement of its financial statements for 2002 and for the fourth quarter of that year, relating to a decrease in the value of its investment in an affiliate (received in exchange for the transfer of certain assets), having an effect on the investment in ECI of about 2 million dollars.

                  The amount of the restatement was taken into account by the Company, when in the third quarter of 2002, it included an impairment provision for decline in value of its investment in ECI, based on a valuation obtained from an independent appraiser. Therefore, this restatement in the financial statements of ECI has no effect on the financial statements of the Company for the years 2002 and 2003.

         3. On March 9, 2004, the board of directors of ECI resolved to distribute 7.6 million shares of ECtel (42% of the paid-up share capital of ECtel) as a dividend to the shareholders of ECI. The shares of ECtel were distributed on May 10, 2004, after all the requisite approvals were obtained. Prior to the distribution, ECI had held 10.5 million shares of ECtel (58% of the paid-up share capital of ECtel). Following the distribution, ECI holds 16% of the shares of ECtel and Koor directly holds 12.9% of the shares in ECtel. The investment in ECtel is presented in the financial statements of ECI and of Koor by the cost method.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------



Note 3 - Information Regarding Certain Investees (cont'd)

         A.       ECI Telecom Ltd. ("ECI") - an affiliate (cont'd)

         4. ECI prepares its financial statements in accordance with generally accepted accounting principles in the U.S. For the adjustment of ECI's net income (loss) as reported in accordance with U.S. generally accepted accounting principles (US GAAP) to the net losses according to Israeli generally accepted accounting principles:

                                                                                      Year ended December 31
                                                                         ---------------------------------------------------
                                                                                   2004               2003              2002
                                                                         --------------     --------------    --------------
                                                                          US$ thousands      US$ thousands     US$ thousands
                                                                         --------------     --------------    --------------
                  Net gain ( loss) of ECI based on its
                   reporting according to US GAAP                               10,153            (71,040)         (155,685)
                                                                         --------------     --------------    --------------
                  Adjustments:
                  Temporary differences resulting from
                   recognition of revenue arising from
                   application of SAB 101                                            -             (5,905)           (1,548)
                  Finance income - FAS 133                                      (8,303)            (4,843)           (3,632)
                  Tax expenses                                                  (1,529)              (956)              645
                  Amortization of excess cost attributed to
                   intangible assets                                            (1,233)            (1,556)           (1,809)
                  Profit from marketable securities                             (1,282)             1,282                 -
                  Decline in value of assets                                       968              2,452              (533)
                  Cumulative effect of a change in
                   accounting method - FAS 142                                       -                  -               550
                  Discontinued activities                                            -                  -              (570)
                                                                         --------------     --------------    --------------
                  Net loss of ECI according to Israeli GAAP                     (1,226)           (80,566)         (162,582)
                                                                         --------------     --------------    --------------


         B. Tadiran Ltd. (in voluntary liquidation) ("Tadiran") - a subsidiary

         On March 7, 2002, Tadiran's Board of Directors adopted a resolution to begin the voluntary liquidation of Tadiran and to appoint a liquidator. Following the liquidation, the debit balance of the capital reserve from foreign currency translation adjustments at Koor in respect of its investment in Tadiran of approximately NIS 391 million was transferred to the statement of operations.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 3 - Information Regarding Certain Investees (cont'd)

         C. Makhteshim Agan Industries Ltd. ("M-A Industries") - a subsidiary

         1. As at December 31, 2003, Koor held 48.59% of the voting rights in M-A Industries, and taking into account the voting agreement with certain other shareholders, Koor held most of the voting rights. Therefore, the financial statements of M-A Industries for 2003 were included in the consolidated financial statements of the Company.

                  In January 2004, Koor sold 27 million shares of M-A Industries for approximately NIS 418 million. The capital gain of NIS 160 million (before tax) is included in "other income". Likewise, a tax asset of NIS 59 million which had been created in 2003, because of the expectation that the carryforward tax losses would be utilized, was realized as a result of this sale.

                  As a result of this sale, and after the realization and conversion of convertible securities that had been allotted to the public and to employees, Koor's holding percentage in the voting rights of M-A Industries at December 31, 2004 is 38.6% (32.9% on a fully diluted basis).

                  Following the sale of the shares in January 2004, as a result of which Koor's shareholding percentage in M-A Industries fell below 50%, Koor evaluated the existence of effective control in M-A Industries and the implications for continuing to consolidate M-A Industries in the financial statements of Koor, beginning from the first quarter of 2004.

                  In the opinion of Koor's management, the range of circumstances that weight Koor's shareholding percentage in M-A Industries, the broad dispersal of voting rights among the other shareholders, the low level of shareholding by the other shareholders, the slim probability of the creation of a block of votes opposing Koor at shareholder meetings and past experience related to the attendance at shareholder meetings, as well as the voting percentages and opposition at the meetings, show that the economic substance that stood and continues to stand at the basis of the relationship between the Company and M-A Industries immediately before and after the said transactions demonstrates effective control, i.e., Koor's ability to set the financial and operational policies of M-A Industries.

                  See Note 27(4) regarding an additional sale of shares of M-A Industries.

         2. In October 2001, M-A Industries and its subsidiaries entered into a securitization arrangement, pursuant to which those companies sold all of their trade receivables to foreign companies established for that purpose and which are neither owned nor controlled by M-A Industries ("the Special Purpose Companies"). Purchase of the receivables was financed by an American company from the Bank of America Group.

                  On September 28, 2004, M-A Industries and certain subsidiaries ("the Companies") signed an agreement with Bank of America to terminate the securitization undertaking. On that same date, the Companies entered into a new agreement with Rabobank International for the sale of trade receivables in a securitization transaction to replace the previous agreement with Bank of America. The new agreement is similar in principle to the prior agreement with certain changes including among others that in the new agreement additional M-A Indusries subsidiaries are included in the transaction.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------



Note 3 - Information Regarding Certain Investees (cont'd)

         C. Makhteshim Agan Industries Ltd. (M-A Industries) - subsidiary (cont'd)

         2.       (cont'd)

                  Under the terms of the new securitization agreement, the Companies will sell their trade receivables to a foreign company established for this purpose and which are neither owned nor controlled by M-A Industries ("the Purchasing Company"). The purchase of the trade receivables by the Purchasing Company will be financed by the American company Erasmus Capital Corporation of the Rabobank International Group. During the transition from the previous agreement to the new agreement, the Purchasing Company purchased the trade receivables remaining in the ownership of the Special Purpose Companies. The trade receivables included in the securitization transaction meet certain criteria, as stipulated in the agreement.

                  The maximum amount of financial resources expected to be made available to the Purchasing Company to purchase the trade receivables of the Companies is 250 million dollars (compared with 150 million dollars in the previous securitization agreement), on a current basis, so that the proceeds received from the customers whose receivables had been sold will be used to purchase new trade receivables.

                  The period in which the companies will sell their trade receivables to the Purchasing Company will be one year from the closing date of the transaction. This period may be extended, with the consent of all the parties, for additional one-year periods, up to a maximum of 4 extensions.

                  As at balance sheet date, cash in the amount of about 142.5 million dollars was received from the sale of customer debts (December 31, 2003 - about 125.3 million dollars).

                  The price at which the trade receivables are sold is the amount of the sold receivables, which are reduced based on the period expected to elapse between the date the trade receivables are sold and the date they are repaid.

                  On the purchase date of the receivables, the Purchasing Company will pay most of the price of the receivables in cash, and the balance in a deferred liability that will be paid after collection of the sold receivables. The percentage of the cash proceeds varies according to the behavior of the trade receivables portfolio.

                  The companies will bear all the losses sustained by the Purchasing Company as a result of the non-payment of the trade receivables included in the securitization transaction, up to the balance of the total unpaid balance of the sales price included in the subordinated note.

                  The Purchasing Company will have no recourse against the companies in respect of amounts paid in cash, except for receivables in respect of which a commercial dispute arises between the companies and their customers, i.e. a dispute with respect to the non-fulfillment of the seller's obligation in the agreement to supply the product, such as: not supplying the correct product, a defective product, a delay in the supply date, etc.

                  The Companies will handle the collection of the trade receivables included in the securitization transaction for the Purchasing Company.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------



Note 3 - Information Regarding Certain Investees (cont'd)

         C.       Makhteshim Agan Industries Ltd. (cont'd)

         2.       (cont'd)

                  The essence of the accounting treatment of the sale of trade receivables in a securitization transaction is the recognition of the sale of the trade receivables only for that part for which the control and risks were transferred finally and absolutely to the purchaser. Accordingly, the trade receivable balances included in the securitization transaction, for which the consideration of cash and/or non recourse liabilities was received, were written off. In respect of the part of the trade receivables included in the securitization transaction not recognized as a sale, a subordinated note was recorded in the amount of the difference between the trade receivable balances included in the securitization transaction and the proceeds, as noted, and the recording of receivables in respect of those trade receivables sold for which proceeds were received subsequent to the balance sheet date.

                  A loss from the sale of trade receivables is charged at the time of sale to the statement of operations in the item "other expenses".

                  Under the terms of the agreement, M-A Industries undertook to meet certain financial covenants, mainly a ratio of liabilities to capital and profitability ratios. As at the balance sheet date, M-A Industries is in compliance with the covenants.

         3. In April 2001, the board of directors of M-A Industries resolved to adopt a dividend policy of distributing 15%-30% of annual net earnings, subject to the existence of distributable earnings and to specific resolutions by the board of directors.

                  In accordance with this policy, a dividend was declared and paid in 2004 in the amount of 32.9 million dollars (of which 7.2 million dollars is in respect of the earnings of 2003). A dividend of 11.2 million dollars was declared in December 2004 and paid in early 2005.
                  Subsequent to balance sheet date, another dividend was declared in respect of the earnings of 2004, in the amount of
                  12.7 million dollars.

         4.       Acquisition of companies in the report year:

                  a. In April 2004, M-A Industries, through a wholly-owned and controlled subsidiary, signed agreements to acquire ownership and control in a group of three companies, Vegetation Management LLC, Farm Saver.com LLC and Nation Ag II LLC ("the acquired companies"), which are engaged in the registration, import and marketing of agrochemicals in the U.S.

                           The total sales price amounted to NIS 303 million (the price is after an amendment to the original contract made in December 2004). NIS 34.4 million of the total sales price was paid through a transfer of 1,908 thousand shares of M-A Industries that had been held by a subsidiary (cost of shares - NIS 19.2 million).

                           The excess cost of investment created upon the acquisition was NIS 235.8 million, of which NIS
                           130.2 million was allocated to intangible assets (namely registration and licensing). The amount of NIS 2.3 million was attributed to tax liabilities and NIS 2.7 million was allocated to inventories. The balance of NIS 105.2 million was allocated to goodwill.

                           The excess cost allocated to licensing and registration, as well as to goodwill, are amortized over a 20-year period, which, in the estimation of M-A Industries, represents the period of economic benefit deriving from them.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 3 - Information Regarding Certain Investees (cont'd)

         C.       Makhteshim Agan Industries Ltd. (cont'd)


         4.       Acquisition of companies in the report year: (cont'd)

                  a.       (cont'd)

                           The statements of operations and the statements of cash flows of the acquired operations were consolidated beginning May 1, 2004. The effect on the consolidated statement of operations of the first-time consolidation of the acquired operations is additional revenues of NIS 108 million for the period ended December 31, 2004 and an addition to net earnings (after amortization of goodwill) of NIS 25 million for that period (Koor's share in the additional net earnings is NIS 10 million). The effect on the consolidated balance sheet as at December 31, 2004 is an increase in assets of NIS 334 million.

                  b. In the report year, M-A Industries, through subsidiaries, signed agreements for the acquisition of three marketing companies, as follows:

                           1) In June 2004, M-A Industries, through a wholly owned and controlled subsidiary, signed an agreement for acquisition of 45% of the rights in the U.S. company, Control Solutions Inc. ("CSI"), which is engaged in the marketing of pesticides to the non-agricultural market in the United States.

                                    Pursuant to the acquisition agreement, as long as the subsidiary holds 45% of the shares of CSI, decisions in areas critical to CSI are to be made jointly by all the shareholders of CSI. Therefore, CSI has been consolidated in the financial statements by the proportionate consolidation method.

                                    In addition, the subsidiary was granted an option, which may be exercised at any time during the next three years, to increase its share in CSI to 60%, in exchange for a payment ranging between NIS 6.8 million and NIS 47.8 million, based on CSI's earnings in 2004-2006.

                                    Furthermore, commencing in 2009, the
                                    subsidiary and the remaining shareholders of CSI have the right to require the subsidiary to acquire from the remaining shareholders of CSI the balance of their shares in CSI in consideration for an amount to be determined based on the earnings of CSI in the three years preceding the acquisition date.

                           2) In July 2004, M-A Industries, through a wholly owned and controlled subsidiary, signed an agreement for acquisition of all the shares and rights of Farmoz PTY Limited, an Australian company engaged in the marketing and distribution of pesticides in Australia.

                           3) In August 2004, M-A Industries, through a subsidiary, signed an agreement for acquisition of 50.1% of the rights in the U.S. company, RiceCo LLC, which is engaged in the development and marketing of herbicides for rice.

                           The aggregate acquisition cost of the acquired marketing companies was NIS 185.7 million. The excess cost created as at the acquisition date totalled NIS 140.9 million, of which NIS 68 million was allocated to intangible assets (namely registration and licensing), the amount of NIS 15.8 million was attributed to deferred tax liabilities, NIS 3.1 million was allocated to inventories, and the balance of NIS 85.6 million was allocated to goodwill.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------

Note 3 - Information Regarding Certain Investees (cont'd)

         C.       Makhteshim Agan Industries Ltd. (cont'd)


         4.       Acquisition of companies in the report year: (cont'd)

                  b.       (cont'd)

                           The excess cost that was allocated to registration and licensing as well as the goodwill are amortized over a 20-year period, which, in the estimation of M-A Industries, represents the period of economic benefit deriving from them.

                           The statements of operations and the statements of cash flows of the three marketing companies were consolidated from their acquisition date. The total effect of the first-time consolidation of the acquired marketing companies on the consolidated statement of operations is additional revenues of NIS 207 million for the period ended December 31, 2004 and a decrease in net earnings (after amortization of goodwill) of NIS 1 million during that period. The effect on the consolidated balance sheet as at December 31, 2004 is an increase in assets of NIS 314 million.

         5. In a private placement to institutional investors (mainly overseas) in March 2004, M-A Industries allotted non-marketable convertible debentures in the amount of 150 million dollars par value (including 5 million dollars which was issued to the underwriters in April 2004), in consideration for their par value. See Note 15B(1).

         6. In March 2004, a subsidiary of M-A Industries transferred to a third party, in an off-exchange transaction, 7 million shares of M-A Industries it had held. Under the terms of the agreement, the proceeds will be paid by the end of one year from the transfer date, whether in cash, based on the share price on the stock exchange on such date, or whether in the shares of M-A Industries plus an increment of 0.5% of the share price on the stock exchange. Since the cash proceeds have not yet been received, no capital issuance was recorded by M-A Industries in respect of the transferred shares. During the second quarter, 1,908 thousand shares of the above shares were returned, for the purpose of paying the consideration for the acquisition of a group of companies in the U.S., as discussed in Note 3(C)(4)(a) above.
                  Subsequent to balance sheet date an additional 750 thousand shares were returned and an extension was granted with respect to the rest of the shares.

                  See Note 27(1) regarding the purchase of MABENO.

         7. On February 3, 2005, Koor sold 15.9 million shares of M-A Industries for NIS 374 million. The resultant gain of NIS 204 million will be charged in the Company's financial statements for the first quarter of 2005. As a result of the sale, the utilization of carryforward tax losses is certain. Therefore, the Company recorded a deferred tax asset of NIS 69 million in the reporting period - (see Note 27(4)).

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------



Note 3 - Information Regarding Certain Investees (cont'd)

         D.       Telrad Networks Ltd. ("Telrad") - a subsidiary

         1. On September 28, 2004, Koor and Telrad Holdings, a wholly-owned subsidiary ("the Koor Group") entered into an agreement to sell 39% of its holdings in Telrad Networks to Fortissimo GP Capital Fund L.P. ("Fortissimo") for 21 million dollars.

                  The sale will be effected in two stages. In the first stage, which was closed in November 2004, Koor transferred 19.5% of the Telrad Networks shares to Fortissimo for consideration of
                  10.5 million dollars. In the second stage, to be closed 180 days after the closing of the first stage, Fortissimo will transfer the balance of the consideration, amounting to 10.5 million dollars, and will receive the balance of the sold shares. The Koor Group and Fortissimo agreed on a formula, whereby if Fortissimo does not transfer the entire balance in the second stage, it will receive shares on a basis proportionate to the consideration paid. In such a situation, there are cases in which changes will be made to the composition of the board of directors, in the voting rights given to the minority shareholders, in the loan amounts and in the options terms, as described below.

                  Fortissimo was given an option, exercisable for a period of up to 48 months from the closing date of the first stage, to acquire additional shares from the Koor Group, whereby Fortissimo's total holdings will not exceed 49% of the shares of Telrad Networks. The exercise price will be determined according to the value of Telrad Networks, which will not be less than its shareholders' equity in the financial statements on the exercise date.

                  As part of the share-sale agreement, the parties agreed that upon the closing of the first stage of the sale, the Koor Group would transfer 9.5 million dollars as a loan to Telrad Networks, and with the closing of the second stage, would transfer an additional 11.5 million dollars. These loans will bear annual interest of Libor+2% per annum, and will mature 20 years from the closing date of the first stage.
                  On the closing date of the first stage, the Koor Group provided Telrad Networks with the said 9.5 million dollar loan. As at December 31, 2004, based on estimates by the Company's management, forecasts on the operating results of Telrad Networks and a range of indemnifications provided in the transaction, the management of Koor Group assessed that the value of the loan was impaired. Therefore a provision was recorded in the amount of the net loss that will be incurred by the Group.

                  As to the indemnifications given by the Koor Group as part of this transaction, see Note 18A(5)(C).

                  Pursuant to the sale agreement, Telrad's board of director appointed 3 directors from Koor, 3 directors from Fortissimo, and an outside expert with the consent of the parties, who, as at the publication date of the financial statements, was not as yet appointed.

                  The agreement stipulates a list of matters which must be approved by the joint consent of the Koor Group and Fortissimo, including: approval Telrad's budget, appointment of Telrad's executives and determining their terms of employment and a dividend distribution. Those rights confer to the minority shareholders the right to actually participate in the significant decisions related to the Telrad's normal course of business, and, therefore, prevent Koor's Group, the majority shareholder, from actual control over Telrad Networks and require the joint consent of Koor and Fortissimo in decisions on matters that are critical for the operating objectives of Telrad.

                  Therefore, beginning from the fourth quarter of 2004, Telrad is included in Koor's financial statements by the proportionate consolidation method, at a rate of 80.5%.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------



Note 3 - Information Regarding Certain Investees (cont'd)

         D.       Telrad Networks Ltd. (cont'd)

         1.       (cont'd)

                  Below is the Company's share in the balance sheet date of Telrad as at December 31, 2004 (in NIS thousands):

                  Current assets                               296
                  Non-current assets                           144
                  Current liabilities                          197
                  Long-term liabilities                         91

                  The Company's share in the results of Telrad at the fourth quarter of 2004 (in NIS thousands):

                  Income                                        93
                  Costs and expenses                           155

         2. During the report period Telrad recorded an impairment of its deferred tax assets by NIS 67 million, due to changes in management's estimation of the probability of utilization of the company's carryforward tax losses.

         3. In 2004, Telrad's board of directors approved a reorganization plan that includes additional employee layoffs in addition to prior early retirement plans in 2000 to 2002. The financial statements for 2004 included in the item "other income (expenses), net" an expense of NIS 29 million (of which NIS 3 million is in respect of previous plans) (expenses of reorganization plan in 2003 and 2002 totaled NIS 2 million and NIS 107 million, respectively).


         E.       Elisra Electronic Systems Ltd. ("Elisra") - a subsidiary

         1. On March 17, 2001, a fire broke out at the plants of Elisra's subsidiaries - Tadiran Systems Ltd. and Tadiran Spectralink Ltd. ("the companies"). The fire caused damage to equipment, building, inventories and projects in progress. The book value of the equipment, inventories and identified costs in projects in progress that were damaged in the fire, together with the building restoration costs and other costs, are estimated at approximately 36 million dollars. As at the balance sheet date, advances were received from the insurance company of approximately 10 million dollars. The claim sent by the companies to the insurance company, which was based on the terms of the insurance policy, also include a demand for amounts related to consequential damage and other damages that, in the opinion of the companies, is covered by the insurance policy. Therefore, the total amount of the claim is significantly higher than the book value damage and restoration cost of the building, as aforesaid.

                  The companies took legal measures to receive insurance compensation and even filed a lawsuit in Tel Aviv District Court against the insurance company and its appraisers in the amount of 96 million dollars. In view of the duration of the proceedings, the managements of the companies decided to classify the balance of the income receivable from the insurance companies as a long-term receivable.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------



Note 3 - Information Regarding Certain Investees (cont'd)

         E.       Elisra Electronic Systems Ltd. ("Elisra") - a subsidiary
                  (cont'd)

         1.       (cont'd)

                  In the estimation of the companies, based on factors including opinions from their counsel on this matter, it is difficult to estimate at this stage what the chances are that the companies will receive the full amount of the claim, although they are assessed as solid. Nonetheless, the managements of the companies, based, as aforesaid, on the opinions of their counsel on this matter, estimate that the chances are good that indemnification will be received from the insurance company at an amount exceeding the balance of the receivable recorded by them as assets in the financial statements.

                  In April 2004, the companies filed a motion with the court to issue a partial ruling of 33 million dollars (beyond the advances already paid by the insurance company), based on the admission of liability by the insurance company and its representatives deriving from the insurance incident, whereas the dispute focuses on the level of damages. In December 2004, a hearing was held in the Court in which a ruling was put into effect, with the consent of the parties, whereby a separate bank account would be opened, in which the insurance company would deposit 15 million dollars. Any withdrawal from this account would require the Court's approval, until the conclusion of the proceedings in the lawsuit. According to the above agreement, the lawsuit was sent to arbitration before retired Supreme Court Justice Prof. Yitzhak Zamir, and at this time, the court proceedings will be stayed until the end of the arbitration.

         2. In July 2002, the Company, Elisra and Elta Electronic Industries Ltd. ("Elta" or "the Buyer") signed an agreement ("the Purchase Agreement"), whereby Koor sold 30% of Elisra's shares to Elta for 100 million dollars. The sale was closed in November 2002. As a result of the sale, Koor recorded a capital gain in 2002 of NIS 339 million, under the item "other income, net".

                  In addition, Koor granted options to Elta, exercisable until December 31, 2003, to increase its holdings in Elisra by up to an additional 8% in consideration of a maximum sum of approximately 26 million dollars. This option expired and was not exercised by Elta. Under the Purchase Agreement, Koor agreed to indemnify Elta if certain conditions, set out in the Agreement, are fulfilled. Also see Note 18A(3).

                  As part of the agreement between Koor and Elta, an agreement was signed, to which Elisra is a party, setting forth the structure of Elisra's board of directors and the decision-making process, as well as certain limitations with respect to the sale of Elisra's shares. In addition, a cooperation agreement was signed between Elisra and Elta, with regard to activities between the companies, including a proposal for an agreed range of products and the principles for selecting a project leader from time to time.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------



Note 3 - Information Regarding Certain Investees (cont'd)

         F. Koor Corporate Venture Capital ("Koor CVC") - a consolidated partnership

         1. Regarding commitments to invest and other investments subsequent to balance sheet date, see Note 18B(5).

         2. During the current year, Koor CVC's management estimated that the value of the portfolio investments was lower than their cost, and therefore decided to write-down the value of the investment by approximately NIS 58 million (in 2003 and 2002
                  - NIS 72 million and NIS 93 million, respectively).

         3. In June 2004, Cisco Systems purchased all the shares of Riverhead Inc. from its shareholders for consideration of 39 million dollars. The share of Koor CVC in the proceeds is 7 million dollars. The gain to Koor CVC is NIS 17 million.

         G.       Knafayim Holdings Arkia ("Knafayim") - affiliate

         1. During 2003 and in the first quarter of 2004, Knafayim acquired shares, which did not confer the status of related party, and various types of options of El Al Israel Airlines Ltd. ("El Al"). During the second quarter of 2004, after receiving the requisite approval to increase its stake in the shares of El Al above 5%, Knafayim exercised some of the options. Thus, after the exercise, Knafayim held 22% of El Al's issued share capital. Pursuant to a third-party voting agreement, Knafayim held 24.9% of the voting rights of El Al. During the third quarter of 2004, Knafayim filed a request with the State of Israel, which holds a special share in El Al, for approval to increase its stake in El Al above 25%.
                  On August 5, 2004 the Anti-Trust Commissioner approved the merger between Knafayim and El-Al, with restrictive conditions, mainly regarding the sale of Knafayim's aviation activities to an independent third party.

                  On December 22, 2004, Knafayim received the requisite approval to increase its stake in the shares of El Al to 40%, and to a shareholding that would grant control over El Al. Upon receipt of this approval, Knafayim exercised part of the purchase option so that as of December 31, 2004 Knafayim holds approximately 39.8% of the issued and paid shares of El Al and approximately 42.8% of the voting rights in El Al according to authorization that was granted to Knafayim by a third-party.

         2. On September 29, 2004 the Company signed two agreements to sell 16% of the shares of Knafayim for approximately NIS 121 million. In the statement of operations for the third quarter of 2004, the Company recorded a gain of NIS 43 million. As a result of the sale, the Company's shareholding in Knafayim decreased from approximately 28.3% to approximately 12.2%. Accordingly, the investment in Knafayim is stated by the cost method, beginning from the date of the sale.

                  In addition, on September 29, 2004, the Company signed an agreement for the sale of an additional 3% of the shares of Knafayim for approximately NIS 23 million. The conditions for closing the sale were fulfilled on October 20, 2004. Therefore a gain of approximately NIS 8 million was recorded in the fourth quarter of 2004.

                  As of the balance sheet date, the Company holds approximately 9% of Knafayim. Since management intends to sell the remainder of the shares in Knafayim, the investment is presented within current assets. As a result of management's intention to sell the remainder of its holding in Knafayim, the Company recorded deferred taxes of approximately NIS 8 million during the reporting period in respect of the anticipated utilization of carryforward tax losses.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------



Note 3 - Information Regarding Certain Investees (cont'd)

         H. Tadiran Communications Ltd. ("Tadiran Communications") - an affiliated Company

          1. On September 10, 2004 the Company signed an agreement to acquire about 33% of the shares of Tadiran Communications (about 31% taking into consideration stock options the exercise of which is probable) from two shareholders for approximately NIS 637 million (approximately 144 million dollars). Tadiran Communications develops, manufactures and markets communication devices and systems mainly for military purposes. The sale was closed in November 2004. The purchase was financed by a loan received from an Israeli bank in consideration for a lien in favor of the bank on the sold shares.

                  Excess cost created on the acquisition date totaled NIS 490 million (111 million dollars), which was allocated based on the valuation received from an independent appraiser. At the request of the appraiser (who agreed that the Company would make use of the valuation), the Company undertook to indemnify him against any expense or financial damage he will sustain, if any, with respect to any claim to be filed by any third party against the appraiser, the cause of action of which is the valuation.

                  Provided below is the allocation of excess cost (according to a holding rate of 31%):

                                                                  NIS millions
                                                                  ------------
                  Current assets                                          14
                  Investments and long-term receivables                    1
                  Fixed assets                                             1
                  Intangible assets (1)                                  308
                  Goodwill (2)                                           242
                  Current liabilities                                     19
                  Long-term liabilities                                    3
                  Deferred taxes (3)                                     (98)

                  (1) The intangible assets include NIS 20 million allocated to in-process research and development, which were charged to the statement of operations on the acquisition date, in accordance with the provisions of FIN 4. The balance of NIS 288 million was allocated to intangible assets with an average life of seven years, according to the following breakdown: NIS 14 million allocated to brand name, NIS 173 million allocated to customer list, NIS 98 million allocated to technology and NIS 3 million allocated to the orders backlog.

                  (2)     Useful life of goodwill is estimated at 10 years.

                  (3) Deferred taxes deriving from the allocation of excess cost.

          2. On December 27, 2004, Koor entered into a series of agreements with Elbit Systems Ltd. ("Elbit") and with Federman Enterprises Ltd. ("Federman"). Under the terms of the agreements, Koor will sell its entire holdings in Tadiran Communications (33%) to Elbit for 146 million dollars ("Elbit sale"). Concurrently, Koor will acquire 9.8% of Elbit's share capital from Federman for 99 million dollars ("Federman sale"). On the date the agreements were drafted, Elbit held 4.2% of the shares of Tadiran Communications and Federman held 50% of Elbit's shares. On March 1, 2005, a general meeting of the shareholders of Elbit ratified the Elbit sale.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
--------------------------------------------------------------------------------



Note 3 - Information Regarding Certain Investees (cont'd)

         H. Tadiran Communications Ltd. ("Tadiran Communications") - an affiliate (cont'd)

         2.       (cont'd)

                  The two sales are interconnected and will be executed - subject to the conditions stipulated in the agreements, including approval of the Anti-Trust Commissioner and other approvals - in two stages.

                  In the first stage, Koor will sell 13.8% of Tadiran Communications to Elbit for 63 million dollars and concurrently Koor will acquire 5.3% of the shares of Elbit from Federman for 53 million dollars. The closing date for the first stage will be in the second quarter of 2005, or at a later date, if so agreed by the parties. After the closing of the first stage, Koor will be entitled to appoint one director to Elbit's board, and Elbit will be entitled to appoint three of the members of Tadiran Communications' board of directors.

                  In the second stage of the transaction, Koor will sell the balance of its holdings in Tadiran Communications (19.2%) to Elbit for 83 million dollars and concurrently will acquire 4.5% of the shares of Elbit for 46 million dollars. In addition to the aforementioned conditions, the second stage is contingent on the closing of a transaction in which Tadiran Communications will acquire from Koor the holdings of Koor (70%) in Elisra Elecronic System Ltd.

                  The closing date for the second stage of the agreements was scheduled for September 30, 2005. If all the other conditions are fulfilled, but the Elisra transaction has not been closed, the date will be postponed to April 30, 2006 or to another date agreed upon by the parties.

                  After both stages in the Elbit sale and the Federman sale are executed, Koor will no longer hold shares of Tadiran Communications, although it will hold 9.8% of the Elbit shares and will have the right to appoint 20% of Elbit's directors. One of the directors nominated by Koor willl serve as Vice Chairman of the Board of Directors of Elbit.

                  It was further agreed by the parties that if the second stage of the sales is not closed within sixteen months of the signature date of the agreements, then the board of directors of Tadiran Communications will be comprised in a manner whereby Koor and Elbit will have the same number of directors in the board of directors of Tadiran Communications, and there will be rotation of two-year terms for the chairman of the board, with Koor's candidate being the first to serve.

                                                                                Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------------------------------------------------------


Note 4 - Short-Term Deposits and Investments

                                                                Consolidated                            Company
                                                           -----------------------------        ------------------------------
                                                                 December 31                          December 31
                                                           -----------------------------        ------------------------------
                                                                  2004              2003               2004               2003
                                                           ------------       ----------        -----------         ----------
                                                                NIS thousands                        NIS thousands
                                                           -----------------------------        ------------------------------

         Marketable securities (1):
          Debentures                                          122,706           141,221            117,110            132,218
          Short-term Treasury notes                           145,927            74,628             81,901             74,628
          Shares and options                                  106,773            56,010             99,630             48,753
          Mutual fund participation
           certificates                                             -             5,618                  -                  -
                                                           ------------       ----------        -----------         ----------
                                                              375,406           277,477            298,641            255,599
         Deposits in banks and financial
          institutions                                         37,584            89,161                  -             55,207
         Short-term loans and current
          maturities of long-term loans                         3,478               171                  -                  -
                                                           ------------       ----------        -----------         ----------
                                                              416,468           366,809            298,641            310,806
         (1) Presented at market value.
                                                           ============       ==========        ===========         ==========



Note 5 - Trade Receivables

         Consolidated:
                                                                                                      December 31
                                                                                                ------------------------------
                                                                                                       2004               2003
                                                                                                ------------       -----------
                                                                                                        NIS thousands
                                                                                                ------------------------------

         Open accounts                                                                           1,877,696         1,732,827
         Deferred promissory note and receivables from sale of
          customers' debts*                                                                        261,004           250,492
         Post dated checks receivable and credit card companies                                     29,920            43,561
         Current maturities of long-term trade receivables                                           4,979            25,581
                                                                                                ------------       -----------
                                                                                                 2,173,599         2,052,461
                                                                                                ============       ===========
         Including:
         Net of allowance for doubtful accounts                                                    121,922           106,305
                                                                                                ============       ===========

         *  See Note 3C(2).


                                                                                 Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------------------------------------------------------


Note 6 - Other Receivables
                                                                Consolidated                            Company
                                                           -----------------------------        ------------------------------
                                                                 December 31                          December 31
                                                           -----------------------------        ------------------------------
                                                                  2004              2003               2004               2003
                                                           ------------       ----------        -----------         ----------
                                                                NIS thousands                        NIS thousands
                                                           -----------------------------        ------------------------------

         Government agencies                                  195,708           126,043                357                  7
         Deferred taxes, see Note 16G                         171,310           156,030             77,483             58,903
         Accrued income                                        31,639            31,289                390                717
         Prepaid expenses                                      48,498            45,712                  -                  -
         Employees                                              8,524             8,855                  -                  -
         Affiliates - current accounts                            643             2,378                376                  -
         Others                                                72,661            82,863              5,432              8,147
                                                           ------------       ----------        -----------         ----------
                                                              528,983           452,170             84,038             67,774
                                                           ============       ==========        ===========         ==========


Note 7 - Inventories and Work in Progress

         Consolidated:
                                                                                                           December 31
                                                                                                ------------------------------
                                                                                                       2004              2003
                                                                                                ------------       -----------
                                                                                                          NIS thousands
                                                                                                ------------------------------
         A.       Inventories and work in progress, net of
                   customer advances

                  Presented as current assets:
                  Industrial inventory:
                  Raw and auxiliary materials                                                      712,021           570,455
                  Goods and work in progress                                                       228,122           199,748
                  Finished goods                                                                 1,171,574         1,024,181
                  Advances in respect of materials                                                  13,974             4,562
                  Inventories for trading operations -merchandise,
                   including advance payments                                                      169,194            91,591
                                                                                                ------------       -----------
                                                                                                 2,294,885         1,890,537
                  Less - customer advances                                                               -             4,786
                                                                                                ------------       -----------
                                                                                                 2,294,885         1,885,751
                                                                                                ============       ===========
         B.       Customer advances, net of work in progress

                  Presented as current liabilities:
                  Customer advances in respect of work in progress(1)(2)                           211,297           156,831
                  Less - inventory and work in progress                                                 90               390
                                                                                                ------------       -----------
                                                                                                   211,207           156,441
                                                                                                ============       ===========
                  (1)     Not including long-term advances
                  (2)     See Note 22 regarding guarantees provided for
                          securing the gross amounts of customer advances
                          (including long-term advances).


                                                                                 Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------------------------------------------------------


Note 7 - Inventories and Work in Progress (cont'd)

                                                                                                           December 31
                                                                                                ------------------------------
                                                                                                       2004              2003
                                                                                                ------------       -----------
                                                                                                          NIS thousands
                                                                                                ------------------------------
         C.       Financial value of contracts signed during the report
                   period                                                                         902,621            736,517
                                                                                                ============       ===========
         D.       The balance of the financial value of existing contracts
                   which were not recognized as revenues as at the
                   balance sheet date                                                           1,990,684          2,245,371
                                                                                                ============       ===========


                                                                                 Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------------------------------------------------------



Note 8 - Investments in Investee companies


         A.       Consolidated balance sheet - affiliates

                                                                                                           December 31
                                                                                                ------------------------------
                                                                                                       2004              2003
                                                                                                ------------       -----------
                                                                                                          NIS thousands
                                                                                                ------------------------------
         Net asset value of the investments (1)(2)                                                 882,854           902,343
                                                                                                ------------       -----------
         Goodwill and original difference (2):
          Original amount                                                                          491,044            66,465
          Accumulated amortization                                                                 (26,859)          (51,395)
                                                                                                ------------       -----------
                                                                                                   464,185            15,070
                                                                                                ------------       -----------
         Long-term loans (3)                                                                        28,121            26,351
                                                                                                ------------       -----------
                                                                                                 1,375,160           943,764
                                                                                                ============       ===========
         (1)      As follows:
                  Net asset value of investments as at December 31, 1991                           277,159           277,159
                  Changes from January 1, 1992:
                  Cost of shares acquired or received                                            1,427,857         1,266,706
                  Accumulated losses, net                                                         (744,819)         (708,007)
                  Changes in capital reserves and foreign currency
                   translation adjustments                                                         (32,626)          (11,648)
                  Initially consolidated subsidiaries, net                                         465,193           465,193
                  Disposals, net                                                                  (509,910)         (387,060)
                                                                                                ------------       -----------
                                                                                                   882,854           902,343
                                                                                                ============       ===========
         (2)       Including investments in companies traded on the
                    Stock Exchange in Tel Aviv or abroad, in NIS millions:
                   Carrying value at the balance                                                      1,275               862
                                                                                                ============       ===========
                  Market value as at balance date                                                    1,754               985
                                                                                                ============       ===========
         (3)      Linkage terms and interest rates relating to long-term loans:

                  Linked to the CPI - bearing interest at the rate of 5.5%,
                   without maturity date                                                            22,335            20,470
                  Linked to the Dollar - bearing interest at the rate of
                   LIBOR  + 1%, without maturity date (*)                                            5,786             5,881
                                                                                                ------------       -----------
                                                                                                    28,121            26,351
                                                                                                ============       ===========

                  (*) On December 31, 2004, the LIBOR rate is 3.1%.


                                                                                 Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------------------------------------------------------



Note 8 - Investment in Investee Companies (cont'd)

         B.       Company balance sheet - investees
                                                                                                           December 31
                                                                                                ------------------------------
                                                                                                       2004              2003
                                                                                                ------------       -----------
                                                                                                          NIS thousands
                                                                                                ------------------------------
         Shares:
         Net asset value of the investments                                                      1,729,813         1,940,588
                                                                                                ------------       -----------
         Goodwill and original differences:
         Original amount, net                                                                      556,043           158,187
         Accumulated amortization                                                                  (57,236)          (90,179)
                                                                                                ------------       -----------
                                                                                                   498,807            68,008
                                                                                                ------------       -----------
         Book value (1)                                                                          2,228,620         2,008,596
         Payments on account of shares (1)                                                          60,927            60,927
         Long-term loans and capital notes (2)                                                   1,307,998         1,379,561
         Non-current inter-company accounts (3)                                                      4,012             3,982
                                                                                                ------------       -----------
                                                                                                 3,601,557         3,453,066
                                                                                                ============       ===========
         (1)      As follows:
                  Cost of shares including accumulated earnings as at
                   December 31, 1991                                                             2,032,681         2,032,681
                  Changes from January 1, 1992:
                  Cost of acquired shares                                                        7,714,479         7,055,603
                  Accumulated losses, net                                                       (4,467,604)       (4,432,466)
                  Changes in capital reserves and erosion of capital notes, net                    (33,483)           14,648
                  Disposals                                                                     (2,956,526)       (2,600,943)
                                                                                                ------------       -----------
                  Book value, including payments on account of shares (4)                        2,289,547         2,069,523
                                                                                                ============       ===========


                                                                                 Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------------------------------------------------------



Note 8 - Investment in Investee Companies (cont'd)

         B.       Company balance sheet - investees (cont'd)
                                                                                                           December 31
                                                                                                ------------------------------
                                                                                                       2004              2003
                                                                                                ------------       -----------
                                                                                                          NIS thousands
                                                                                                ------------------------------

         (2)      Long-term loans and capital notes:
                  Long-term loans (a) (b)                                                           93,476            65,633
                  Capital notes - unlinked and not bearing interest (c)                          1,251,902         1,316,457
                                                                                                ------------       -----------
                                                                                                 1,345,378         1,382,090
                  Less - current maturities of long-term loans                                     (37,380)           (2,529)
                                                                                                ------------       -----------
                                                                                                 1,307,998         1,379,561
                                                                                                ============       ===========

         (a)      Long-term loans classified by linkage terms and interest rates:

                                                                           Interest rate
                                                                          at December 31        December 31        December 31
                                                                          --------------     --------------      -------------
                                                                                    2004               2004               2003
                                                                          --------------     --------------      -------------
                                                                                       %             NIS thousands
                                                                          --------------     ---------------------------------
                  Linked to the Dollar                                                 3            42,765             12,184
                  Linked to the CPI                                                  7-2            41,803             43,205
                  Linked to the CPI                                          No interest             8,908             10,244
                                                                                            --------------      -------------
                                                                                                    93,476             65,633
                                                                                            ==============      =============

         (b)      The loans mature in the years subsequent to the balance sheet date
                  (excluding current maturities) as follows:

                                                                                                           December 31
                                                                                            ---------------------------------
                                                                                                      2004              2003
                                                                                            --------------       ------------
                                                                                                          NIS thousands
                                                                                                -----------------------------
                  Second year                                                                        5,385                  -
                  Third year                                                                             -              5,474
                  Fourth year                                                                            -              6,710
                  Fifth year                                                                             -                  -
                  Thereafter                                                                        50,711             50,920
                                                                                            --------------      -------------
                                                                                                    56,096             63,104
                                                                                            ==============      =============
         (c)      Capital notes are not presented at their present value, since their repayment date has not yet been fixed by the parties.


                                                                                 Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------------------------------------------------------



Note 8 - Investment in Investee Companies (cont'd)

         B.       Company balance sheet - investees (cont'd)

(3)      Non-current inter-company accounts:
                                                                                                      December 31
                                                                                            ---------------------------------
                                                                                                       2004              2003
                                                                                            --------------       ------------
                                                                                                     NIS thousands
                                                                                            ---------------------------------
                  Linked to the Dollar                                                                 599               569
                  Unlinked-bears interest at the rate of the increase in the CPI                     3,413             3,413
                                                                                            --------------       ------------
                                                                                                     4,012             3,982
                                                                                            ==============       ============

                                                                                                      December 31
                                                                                            ---------------------------------
                                                                                                      2004              2003
                                                                                            --------------       ------------
                                                                                                     NIS millions
                                                                                            ---------------------------------
         (4)       Including investments in marketable shares traded on the Tel
                   Aviv Stock Exchange or abroad in NIS millions:

                  Carrying value                                                                       754               498
                                                                                            ==============       ============
                  Market value as at balance date                                                      960               867
                                                                                            ==============       ============


Note 9 - Other Investments and Receivables

         A.       Composition:
                                                                Consolidated                            Company
                                                        -------------------------------      ---------------------------------
                                                                 December 31                          December 31
                                                                  2004              2003               2004               2003
                                                        --------------    --------------     --------------       ------------
                                                                NIS thousands                        NIS thousands
                                                        -------------------------------      ---------------------------------
         Deposits in banks and in
          financial institutions                               47,278            49,180             32,028             32,028
         Non-current trade receivables                          5,229             9,362                  -                  -
         Long-term loans receivable
          from others                                         113,637            73,498                  -                  -
                                                        --------------    --------------     --------------       ------------
         Total (see Note B above)                             166,144           132,040             32,028             32,028

         Marketable securities                                 33,471             1,625                  -                  -

         Venture capital investment                           171,207           230,390                  -                  -
         Indemnification receivable for fire
          damages (1)                                         111,508           113,346                  -                  -
         Non-marketable shares and
          payments on account                                   1,040             1,036              1,040              1,036
         Others                                                 5,661             4,947                107                113
                                                        --------------    --------------     --------------       ------------
                                                              489,031           483,384             33,175             33,177
                                                        ==============    ==============     ==============       ============
         (1) See Note 3E(1)


                                                                                 Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------------------------------------------------------



Note 9 - Other Investments and Receivables (cont'd)

         B.       Classification  by linkage  terms and interest  rates of deposits,  non - current  debts of customers and long - term loans from others:

         Consolidated:

                                                                       Interest rates at
                                                                             December 31              December 31
                                                                       -----------------    ----------------------------------
                                                                                    2004               2004               2003
                                                                       -----------------    ---------------     --------------
                                                                                       %             NIS thousands
                                                                       -----------------    ----------------------------------
         Linked to the CPI                                              Mainly 5.7                  36,228             39,028
         Linked to the foreign currency (mainly to the Dollar)          Mainly 0                   106,715             93,012
         Linked to dollar                                               Libor* + 2%                 12,757                  -
         Unlinked                                                       -                           10,444                  -
                                                                                           ---------------     --------------
                                                                                                   166,144            132,040
                                                                                           ===============     ==============
         * As at December 31, 2004 the Libor rate is 3.1%.



         Company:                                                                                     December 31
                                                                                            ----------------------------------
                                                                                                       2004               2003
                                                                                            ---------------     --------------
                                                                                                     NIS thousands
                                                                                            ----------------------------------
         Linked to the CPI                                                           5.7            32,028             32,028
                                                                                            ===============     ==============

         C.       Repayment schedule of deposits, non-current customers balances and long-term loans from others, in the consolidated balance sheet:

                                                                Consolidated                            Company
                                                        --------------------------------     ---------------------------------
                                                                 December 31                          December 31
                                                        --------------------------------     ---------------------------------
                                                                  2004              2003               2004               2003
                                                        --------------    --------------     --------------       ------------
                                                                NIS thousands                        NIS thousands
                                                        --------------------------------     ---------------------------------
         Amounts collectible in the:
         Second year                                           75,680            50,094             32,028                  -
         Third year                                            19,957            45,958                  -             32,028
         Fourth year                                           13,748             8,230                  -                  -
         Fifth year                                             3,852             3,909                  -                  -
         Thereafter and without a
          specific maturity date                               52,907            23,849                  -                  -
                                                        --------------    --------------     --------------       ------------
                                                              166,144           132,040             32,028             32,028
                                                        ==============    ==============     ==============       ============


                                                                                 Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------------------------------------------------------



Note 10 - Fixed Assets

         A.       Consolidated




                                                                Land                       Machinery,        Vehicles

                                                          (including                    equipment and   and forklifts
                                                     leasehold land)       Buildings    installations
                                                    ----------------    ------------   --------------   -------------
                                                                             NIS thousands
                                                    --------------------------------------------------------------------
         Cost as at January 1, 2004                         115,651       1,705,294        3,751,016          39,455

         Additions during the year                              679          34,908          146,112           9,042
         Disposals during the year                               (8)         (5,446)         (18,403)        (13,261)
         Adjustments resulting from foreign
          currency translation differences*                    (257)         (7,153)         (41,928)           (465)
         Acquisition of subsidiaries, net                       932           2,694            2,973           2,962
         Company that became proportionately
          consolidated                                       (4,184)        (31,526)         (55,397)           (157)
                                                    ----------------    ------------   --------------   -------------
         Balance as at December 31, 2004                    112,813       1,698,771        3,784,373          37,576
                                                    ================    ============   ==============   =============
         Accumulated depreciation as at
          January 1, 2004                                     1,233         652,118        2,072,799          21,029
         Additions during the year                               46          38,812          159,431           5,294
         Disposals during the year                                -          (2,054)         (16,256)         (8,162)
         Adjustments resulting from foreign
          currency translation differences*                     (13)         (1,698)         (23,920)           (709)
         Acquisition of subsidiaries, net                         -             372            1,189           1,155
         Company that became proportionately
          consolidated                                          (82)         (9,178)         (48,301)           (155)
                                                    ----------------    ------------   --------------   -------------
         Balance as at December 31, 2004                      1,184         678,372        2,144,942          18,452
                                                    ================    ============   ==============   =============
         Write down for decline in value                          -          11,707                -               -
                                                    ----------------    ------------   --------------   -------------
         Net book value as at December 31, 2004             111,629       1,008,692        1,639,431          19,124
                                                    ================    ============   ==============   =============
         Net book value as at
          December 31, 2003                                 114,418       1,041,469        1,678,217          18,426
                                                    ================    ============   ==============   =============
         *    See Note 2B(5)

(TABLE CONTINUED)

         A.       Consolidated

                                                                                     Installations            Total
                                                                                             under
                                                                                      construction
                                                           Office                     and payments
                                                        furniture        Tools and      on account
                                                    and equipment      instruments  of acquisition
                                                                                         of assets
                                                   --------------    -------------  --------------     -------------
                                                                                                 NIS thousands
                                                   -----------------------------------------------------------------
         Cost as at January 1, 2004                      202,506            3,167             822        5,817,911

         Additions during the year                        18,391                -             764          209,896
         Disposals during the year                        (3,185)               -             (92)         (40,395)
         Adjustments resulting from foreign
          currency translation differences*                 (283)               -              71          (50,015)
         Acquisition of subsidiaries, net                  5,685                -               -           15,246
         Company that became proportionately
          consolidated                                    (6,973)               -               -          (98,237)
                                                   --------------    -------------  --------------     -------------
         Balance as at December 31, 2004                 216,141            3,167           1,565        5,854,406
                                                   ==============    =============  ==============     =============
         Accumulated depreciation as at
          January 1, 2004                                130,618                -               -        2,877,797
         Additions during the year                        22,876                -               -          226,459
         Disposals during the year                        (2,250)               -               -          (28,722)
         Adjustments resulting from foreign
          currency translation differences*               (2,094)               -               -          (28,434)
         Acquisition of subsidiaries, net                  1,592                -               -            4,308
         Company that became proportionately
          consolidated                                    (3,900)               -               -          (61,616)
                                                   --------------    -------------  --------------     -------------
         Balance as at December 31, 2004                 146,842                                         2,989,792
                                                   ==============    =============  ==============     =============
         Write down for decline in value                       -                -               -           11,707
                                                   --------------    -------------  --------------     -------------
         Net book value as at December 31, 2004           69,299            3,167           1,565        2,852,907
                                                   ==============    =============  ==============     =============
         Net book value as at
          December 31, 2003                               71,888            3,167             822        2,928,407
                                                   ==============    =============  ==============     =============
         *    See Note 2B(5)

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

                  Leasehold rights are for a period of 49 years, ended in the year 2004 and thereafter. Certain leases provide an option for extension for another 49 years.

                  The cost of leasehold real estate as at December 31, 2004, is approximately NIS 751 million, of which approximately NIS 402 million is under capitalized lease.

         (2) After deduction of investment grants, net of depreciation, which have been received from the State of Israel by certain subsidiaries under the terms of the Law for the Encouragement of Capital Investments, 1959, amounting to NIS 553 million and NIS 181 million as at December 31, 2004 and 2003, respectively (see also Note 16A).

         (3) Includes capitalized interest amounting to about NIS 137 million and about NIS 141 million to December 31, 2004 and 2003, respectively.

         (4)      As for amounts charged to cost of fixed assets, see Notes
                  23B and E.

         (5) Including fully depreciated assets amounting to NIS 895 million to December 31, 2004.

         (6)      See Note 22 regarding liens.

         B. Company

Composition of the assets and accumulated depreciation, according to major groups, and changes therein during the current year, are as follows:

                                                                   Offices             Office
                                                               and land(*)          Equipment             Total
                                                           ---------------    ---------------    --------------
                                                             NIS thousands      NIS thousands     NIS thousands
                                                           ---------------    ---------------    --------------
         Cost as at January 1, 2004                                 36,275             5,370             41,645
         Additions during the year                                       -               423                423
                                                           ---------------    ---------------    --------------
         Balance as at December 31, 2004                            36,275             5,793             42,068
                                                           ---------------    ---------------    --------------
         Accumulated depreciation as at January 1, 2004              4,252             2,363              6,615
         Additions during the year                                     721               541              1,262
                                                           ---------------    ---------------    --------------
         Balance as at December 31, 2004                             4,973             2,904              7,877
                                                           ---------------    ---------------    --------------
         Write down for decline in value                            11,707                 -             11,707
                                                           ---------------    ---------------    --------------
         Net book value as at December 31, 2004                     19,595             2,889             22,484
                                                           ===============    ===============    ==============
         Net book value as at December 31, 2003                     20,316             3,007             23,323

         (*) Represents the ownership of two stories in an office building in Tel Aviv and leasehold rights to land in Dimona, in an area of 27 dunams, not yet registered in the Company's name. The offices have not as yet been registered in the name of the Company at the Land Registry Office. The offices are on land leased under a capital lease for a period of 49 years ending in 2044.


                                                                                Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------------------------------------------------------



Note 11 - Intangible Assets, Deferred Tax Assets and Deferred Expenses

         A.       Consolidated balance sheet
                                                                                                        December 31
                                                                                                ------------------------------
                                                                                                       2004               2003
                                                                                                -----------       ------------
                                                                                                       NIS thousands
         Intangible assets-goodwill:
         Original amounts                                                                          859,238            714,841
         Accumulated amortization                                                                  348,568            298,430
                                                                                                -----------       ------------
                                                                                                   510,670            416,411
                                                                                                -----------       ------------
         Licensing of products abroad:
         Original amounts                                                                        1,144,717            783,206
         Accumulated amortization                                                                  474,767            413,741
                                                                                                -----------       ------------
                                                                                                   669,950            369,465
                                                                                                -----------       ------------
         Intangible assets in the purchase of products:(1)
         Original amounts                                                                        1,211,508          1,231,476
         Accumulated amortization                                                                  177,429            100,993
                                                                                                -----------       ------------
                                                                                                 1,034,079          1,130,483
                                                                                                -----------       ------------
         Marketing rights and others:
         Original amounts                                                                          186,940            189,757
         Accumulated amortization                                                                   67,503             52,654
                                                                                                -----------       ------------
                                                                                                   119,437            137,103
                                                                                                -----------       ------------
         Deferred expenses:

         Debentures issuance costs:
         Original amount                                                                            16,069             10,799
         Accumulated amortization                                                                    5,480              3,715
                                                                                                -----------       ------------
                                                                                                    10,589              7,084
                                                                                                -----------       ------------
         Deferred taxes receivable (see Note 16(G))                                                 12,733             60,537
                                                                                                -----------       ------------
                                                                                                 2,357,458          2,121,083
                                                                                                ===========       ============

         (1) Including intellectual property rights, trade mark, technological know-how, etc.


                                                                                Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------------------------------------------------------



Note 12 - Credit from Banks and Others

         A.       Composition:
                                                                Consolidated                            Company
                                                          ------------------------------       -------------------------------
                                                                 December 31                          December 31
                                                          ------------------------------       -------------------------------
                                                                  2004              2003               2004               2003
                                                          ------------     -------------       ------------       ------------
                                                                NIS thousands                        NIS thousands
                                                          ------------------------------       -------------------------------
         From banks                                         1,084,944           914,260            181,452            169,709

         Current maturities of long-term
          loans and debentures                                653,512           663,142            538,278            418,826
                                                          ------------     -------------       ------------       ------------
                                                            1,738,456         1,577,402            719,730            588,535
                                                          ============     =============       ============       ============
         See also Note 15A


         B.       Classification by linkage terms and interest rates:

                                                                       Interest rates at              Consolidated
                                                                                               -------------------------------
                                                                             December 31              December 31
                                                                                               -------------------------------
                                                                                    2004               2004               2003
                                                          ------------------------------       ------------       ------------
                                                                                       %             NIS thousands
                                                          ------------------------------       -------------------------------
         Linked to foreign currency (mainly to
          the Dollar)                                                         3.0 - 16.9           753,900            647,098
                                                                      (mainly 3.5 - 4.8)
         Unlinked                                                             1.8 -11.4
                                                                           (mainly 10.6)           331,044            267,162
                                                                                              ------------       ------------
                                                                                                 1,084,944            914,260
                                                                                              ============       ============

                                                                       Interest rates at                   Company
                                                                                               -------------------------------
                                                                             December 31              December 31
                                                                                               -------------------------------
                                                                                    2004               2004               2003
                                                          ------------------------------       ------------       ------------
                                                                                       %             NIS thousands
                                                          ------------------------------       -------------------------------
         Linked to the Dollar                                                  3.5 - 4.8           166,427           169,704
         Unlinked                                                                    5.5            15,025                 5
                                                                                               ------------       ------------
                                                                                                   181,452           169,709
                                                                                               ============       ============

         C.       See Note 22 regarding liens to secure credit.


                                                                                Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------------------------------------------------------



Note 13 - Trade Payables

                                                                Consolidated                            Company
                                                          ------------------------------       -------------------------------
                                                                 December 31                          December 31
                                                          ------------------------------       -------------------------------
                                                                  2004              2003               2004               2003
                                                          ------------     -------------       ------------       ------------
                                                                NIS thousands                        NIS thousands
                                                          ------------------------------       -------------------------------
         Open debts                                        1,660,762          1,337,442                379                484
         Cheques and notes payable                             6,693              5,341                  4                 19
                                                          ------------     -------------       ------------       ------------
                                                           1,667,455          1,342,783                383                503
                                                          ============     =============       ============       ============


Note 14 - Other Payables

                                                                Consolidated                            Company
                                                          ------------------------------       -------------------------------
                                                                 December 31                          December 31
                                                          ------------------------------       -------------------------------
                                                                  2004              2003               2004               2003
                                                          ------------     -------------       ------------       ------------
                                                                NIS thousands                        NIS thousands
                                                          ------------------------------       -------------------------------
         Employees and
          withholdings remitted                               162,639           162,035              3,213                291
         Provision for vacation pay and
          vacation expense allowance                           93,436           100,006              4,795              3,353
         Expenses to be paid                                  360,760           252,491             22,932             21,341
         Government agencies
          (including taxes)                                   252,894           192,770              1,217              2,143
         Provision for warranty and repairs
          and provision for losses in
          respect of long-term contracts                      104,171           *87,695                  -                  -
         Payables for purchase of assets
          and investees                                        30,036           *27,588                  -                  -
         Severance pay payable and current
          portion of early retirement
          pensions (see Note 17)                               59,873            87,438                122                134
         Dividend proposed by subsidiary                       29,615            15,231                  -                  -
         Deferred income                                       23,037            43,148                  -                  -
         Liability in respect of securities
          that were sold short                                 24,241            67,515                  -                  -
         Liabilities regarding forward
          transaction                                          46,388            57,061              4,997              9,457
         Others                                               182,352          *177,239             11,856              6,547
                                                          ------------     -------------       ------------       ------------
                                                            1,369,442         1,270,217             49,132             43,266
                                                          ============     =============       ============       ============
         Includes interested parties                                                                   712              1,544
                                                                                               ============       ============

         *  Reclassified


                                                                                Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------------------------------------------------------



Note 15 - Long Term Liabilities

         A.       Loans
                                                                Consolidated                            Company
                                                          ------------------------------       -------------------------------
                                                                 December 31                          December 31
                                                          ------------------------------       -------------------------------
                                                                  2004              2003               2004               2003
                                                          ------------     -------------       ------------       ------------
                                                          NIS thousands    NIS thousands       NIS thousands      NIS thousands
                                                          -------------    -------------       -------------      -------------
         1.       Loans from banks                          2,859,180         3,668,341          1,995,835          1,875,279
                  Less - current maturities                   651,084           661,998            498,270            320,200
                                                          -------------    -------------       -------------      -------------
                                                            2,208,096         3,006,343          1,497,565          1,555,079
                                                          -------------    -------------       -------------      -------------
         2.       Loans from others:
                  Shareholders in subsidiaries
                   and in proportionately
                   consolidated companies                      37,611            52,386                  -                  -
                  Investees                                         -                 -             48,133            154,315
                  Receipts from
                   time-sharing units                          33,053            33,765                  -                  -
                  Others and long-term
                   accrued expenses                            64,783            28,487                  -                  -
                                                          -------------    -------------       -------------      -------------
                                                              135,447           114,638             48,133            154,315
                  Less - current maturities                     2,428             1,144             40,008             98,626
                                                          -------------    -------------       -------------      -------------
                                                              133,019           113,494              8,125             55,689
                                                          -------------    -------------       -------------      -------------
                                                            2,341,115         3,119,837          1,505,690          1,610,768
                                                          =============    =============       =============      =============

         3.       Classification by linkage terms and interest rates:

                  The consolidated balance sheet:
                                                                        Interest rate at
                                                                             December 31              December 31
                                                                                             ---------------------------------
                                                                                    2004               2004              2003
                                                                        ----------------     --------------       ------------
                                                                                       %             NIS thousands
                                                                        ----------------     ---------------------------------
                  Linked to the foreign currency
                   (mainly Dollar)                                               1.7-8.1           982,275         2,147,952

                  Linked to the CPI                                              3.7-7.7         1,368,683         1,581,728

                  Linked to the CPI                                                   -                  -            46,227

                  Unlinked                                                       6.2-7.9           643,669             7,072
                                                                                               -------------      -------------
                                                                                                 2,994,627         3,782,979
                  Less - current maturities                                                        653,512           663,142
                                                                                               -------------      -------------
                                                                                                 2,341,115         3,119,837
                                                                                               =============      =============


                                                                                Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------------------------------------------------------



Note 15 - Long Term Liabilities (cont'd)


         A.       Loans (cont'd)

         The Company balance sheet:
                                                                        Interest rate at
                                                                             December 31              December 31
                                                                                             ---------------------------------
                                                                                    2004               2004              2003
                                                                        ----------------     --------------       ------------
                                                                                       %             NIS thousands
                                                                        ----------------     ---------------------------------
        a.        From banks:

                  Linked to the CPI                                              6.2-6.9         1,256,006         1,502,011
                  Linked to the Dollar                                           3.6-7.7           102,829           373,268
                  Unlinked                                                           6.2           637,000                  -
                                                                                               -------------      -------------
                                                                                                 1,995,835         1,875,279
                  Less - current maturities                                                        498,270           320,200
                                                                                               -------------      -------------
                                                                                                 1,497,565         1,555,079
                                                                                               =============      =============

                                                                        Interest rate at
                                                                             December 31              December 31
                                                                                             ---------------------------------
                                                                                    2004               2004              2003
                                                                        ----------------     --------------       ------------
                                                                                       %             NIS thousands
                                                                        ----------------     ---------------------------------
         b.       From investees:

                  Capital note                                                        -              8,125             8,125
                  Linked to the CPI                                                   -                  -            98,626
                  Linked to the CPI                                                   -             40,008            47,564
                                                                                             --------------       ------------
                                                                                                    48,133           154,315
                  Less - current maturities                                                         40,008            98,626
                                                                                             --------------       ------------
                                                                                                     8,125            55,689
                                                                                             ==============       ============
         B.       Debentures
                                                                                                      Consolidated
                                                                                             ---------------------------------
                                                                                                      December 31
                                                                                             ---------------------------------
                                                                                                       2004               2003
                                                                                             --------------       ------------
                                                                                                     NIS thousands
                                                                                             ---------------------------------

         1.       Presented at long-term liabilities
                  Debentures convertible into shares of subsidiary (1)                              646,200                 -
                                                                                             --------------       ------------
         2.       Presented between long-term liabilities and shareholders equity
                  Debentures convertible into shares of subsidiary (2)                              165,091           340,270
                                                                                             ==============       ============
                  (1)      In a private placement to institutional investors
                           (mainly overseas) in March 2004, M-A Industries
                           allotted non-marketable convertible debentures in
                           the amount of 150 million dollars par value
                           (including 5 million dollars which was issued to the
                           underwriters in April 2004), in consideration for
                           their par value. The debentures are for a 7-year
                           period and bear annual interest at the rate of
                           1.75%. The debentures may be converted into ordinary
                           shares of M-A Industries, of NIS 1 par value each,
                           at a conversion rate of NIS 20.5 par value,
                           according to a fixed exchange rate of NIS 4.514 per
                           1 U.S. dollar. The ordinary shares to be allotted as
                           a result of the conversion of the debentures will be
                           listed for trading on the Tel Aviv Stock Exchange.

                                 Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------



Note 15 - Long Term Liabilities (cont'd)

         B.       Debentures (cont'd)

                  (1)      (cont'd)

                           On March 22, 2007, the debenture holders will have the right, by serving prior written notice to M-A Industries (between 30 and 60 days prior to March 22, 2007), to demand redemption of the debentures (principal and interest balance at such date).

                           M-A Industries will have the right to force the conversion of the debentures, beginning March 22, 2007, as long as the average share price of M-A Industries in the period of 20 business days preceding the notice of forced conversion will be more than 30% higher than the conversion price of the debentures.

                           M-A Industries committed to the debenture purchasers that it would refrain from creating additional liens on its property, the purpose of which is the guarantee of marketable securities or other securities which the M-A Industries intends to register for trading.

                           The issue costs for these debentures amounted to NIS 11 million.

                  (2)      a.       In 2001, M-A Industries issued convertible
                                    bonds and options for net consideration of NIS 276 million, of which NIS 257 million was allocated to the fair value of the convertible bonds.

                                    M-A Industries issued NIS 270,000 thousand par value of debentures (Series A) listed on the Tel Aviv Stock Exchange, bearing interest at 2.5% p.a. and linked (principal and interest) to the representative exchange rate of the Dollar. The debentures are repayable in one payment in November 2007 if not converted before then into shares. The debentures are convertible into ordinary shares of NIS 1 par value each of M-A Industries at the rate of NIS 10.03 (following distribution of a dividend) par value of debentures per one ordinary share.

                           b. In January 2002 M-A Industries issued NIS 133,980 thousand par value of debentures (Series A) in a private placement in a total consideration of approximately NIS 129 million. The terms of the debentures are the same as the terms of the debentures (Series A) issued by M-A Industries as above.

                           c. In June 2002 a consolidated company of M-A Industries purchased in the stock exchange approximately NIS 16,684 thousand par value of debentures (Series A) in consideration of approximately NIS 14 million.
                                    During June 2003, all of the above
                                    debentures were sold for NIS 18.8 million.

                                 Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------


Note 15 - Long Term Liabilities (cont'd)

         B.       Debentures (cont'd)

                  (2)      (cont'd)

                           d. In 2003, NIS 57,661 thousand par value of debentures (Series A) were converted into 5,566 thousand ordinary shares, NIS 1 par value, most at an exercise price of NIS
                                    10.36 par value of debenture per ordinary, NIS 1 par value, share. M-A Industries total share capital issued as a result of the conversion is 1,270 thousand dollars, at a premium of 11,331 thousand dollars. In 2004, 179,608 thousand par value of debentures (Series A) was converted into 17,582 thousand ordinary shares, NIS 1 par value, at a conversion rate of between NIS
                                    10.03 and NIS 10.36 in par value of the
                                    debentures for 1 ordinary share, NIS 1 par value. The total share capital issued as a result of the conversion is 3,974 thousand dollars, with a premium of 35,581 thousand dollars.

                                    Subsequent to the balance sheet date and proximate to the approval date of the financial statements, NIS 12,839 thousand par value of debentures (Series A) was converted into 1,280 thousand ordinary shares, NIS 1 par value.

                                    Subsequent to the balance sheet date and proximate to the approval date of the financial statements, NIS 12,839 thousand par value of debentures (series A) was converted into 1,280 thousand ordinary shares, NIS 1 par value.

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


                                                                                Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
----------------------------------------------------------------------------------------------------------------------------


Note 15 - Long Term Liabilities (cont'd)

         C.       Liabilities (net of current maturities) that will mature in the following years subsequent to balance sheet date are as follows:

         1.       Consolidated

                                                                   Loans from banks                 Loans from others
                                                        ---------------------------      ----------------------------
                                                               December 31                      December 31
                                                        ---------------------------      ----------------------------
                                                                2004            2003             2004            2003
                                                        ------------    ------------     ------------    ------------
                                                                                 NIS thousands
                                                        -----------------------------------------------------------------
         Second year                                      1,284,673         626,983           20,120           7,929
         Third year                                         598,769       1,649,252           17,704          13,622
         Fourth year                                        182,326         308,944           12,941           5,150
         Fifth year                                          52,786         224,854            9,076           4,832
         Sixth year                                          18,710          43,029            1,030           1,000
         Subsequent years                                    70,832         153,281           72,148          80,961
                                                        -----------     -----------      -----------    ------------
                                                          2,208,096       3,006,343          133,019         113,494
                                                        ===========     ===========      ===========    ============

         2.       The Company
                                                                                                     Loans from banks

                                                                                                December 31
                                                                                         ---------------------------
                                                                                                2004            2003
                                                                                         -----------    ------------
                                                                                                     NIS thousands
                                                                                         --------------------------------
         Second year                                                                       1,027,889         314,174
         Third year                                                                          461,000       1,232,086
         Fourth year                                                                               -               -
         Fifth year                                                                            8,676               -
         Sixth year                                                                                -               -
         Subsequent years                                                                          -           8,819
                                                                                         -----------    ------------
                                                                                           1,497,565       1,555,079
                                                                                         ===========    ============
         D. See Note 22 for details of security pledged to secure loans.

(Table Continued)

                                                                               Debentures                            Total
                                                             -----------------------------    -----------------------------
                                                                    December 31                       December 31
                                                             -----------------------------    -----------------------------
                                                                     2004             2003            2004             2003
                                                             ------------     ------------    ------------     ------------
                                                                                       NIS thousands
                                                        -------------------------------------------------------------------
         Second year                                                   -                -       1,304,793          634,912
         Third year                                              165,091                -         781,564        1,662,874
         Fourth year                                                   -          340,270         195,267          654,364
         Fifth year                                                    -                -          61,862          229,686
         Sixth year                                                    -                -          19,740           44,029
         Subsequent years                                        646,200                -         789,180          234,242
                                                            ------------     ------------     -----------     ------------
                                                                 811,291          340,270       3,152,406        3,460,107
                                                            ============     ============     ===========     ============

         2.       The Company
                                                                    Loans and capital note                            Total
                                                                            from investees
                                                                    December 31                       December 31
                                                            -----------------------------     ----------------------------
                                                                    2004             2003            2004             2003
                                                            ------------     ------------     -----------     ------------
                                                                                     NIS thousands
                                                        ------------------------------------------------------------------
         Second year                                                   -           47,564       1,027,889          361,738
         Third year                                                    -                -         461,000        1,232,086
         Fourth year                                                   -                -               -                -
         Fifth year                                                    -                -           8,676                -
         Sixth year                                                    -                -               -                -
         Subsequent years                                          8,125            8,125           8,125           16,944
                                                            ------------     ------------     -----------     ------------
                                                                   8,125           55,689       1,505,690        1,610,768
                                                            ============     ============     ===========     ============

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


         B. Measurement of results for tax purposes in accordance with the Income Tax (Inflationary Adjustments) Law, 1985 (hereinafter - "the Adjustments Law"):

         The Income Tax (Inflationary Adjustments) Law, 1985 (hereinafter - "the Adjustments Law") which has been in effect since the 1985 tax year, instituted the measurement of results for tax purposes on a real basis. The various adjustments required under the Adjustments Law are meant to bring about taxation of income on a real basis. However, the adjustment of nominal income under the tax laws is not always identical to the inflationary adjustment according to the Opinions of the ICPAI. Consequently, differences are created between reported incomes according to the financial statements and between the adjusted income for tax purposes.

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


         D.       Tax rates applicable to income from other sources:

         Income not eligible to "approved enterprise" benefits, mentioned in
         Note 16 A. above, is liable to tax at the regular rate of 35% (or if the investee is registered and operates outside of Israel, at the tax rate prescribed for that territory).


         E. Losses for tax purposes carried forward to future years and tax assessments:

         1. The consolidated balance of tax loss as at December 31, 2004 carryforwards to next years amounted to approximately NIS 3,030 million as at balance sheet date, out of which NIS 1,432 million relates to Koor.

                  Carryforward tax losses are linked to the CPI, according to the Adjustments Law.

         2. The Company has received final assessments until 2002 tax year.

         3. See Note 18A(7)(C) regarding fiscal claims against a subsidiary of M-A Industries.


         F.       Amendment to the Income Tax Ordinance

         On June 29, 2004, the Knesset passed the "Law for the Amendment of the Income Tax Ordinance (Amendment No. 140 and Temporary Order) - 2004" (hereinafter - the Amendment). The amendment provides for a gradual reduction in the company tax rate from 36% to 30% in the following manner: in 2004 the tax rate will be 35%, in 2005 the tax rate will be 34%, in 2006 the tax rate will be 32% and from 2007 onward the tax rate will be 30%.

         Current taxes and deferred tax balances as at December 31, 2004 were calculated based on the new tax rates prescribed in the Amendment. The effect of the change in the consolidated financial statements as at the beginning of 2004 is a decrease in income tax expenses of NIS 5,083 thousand.


                                                                               Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-----------------------------------------------------------------------------------------------------------------------------


Note 16 - Taxes on Income (cont'd)

         G.       Deferred taxes:

         1.       Deferred taxes are presented in the consolidated balance sheet as follows:

                                                                                                        December 31
                                                                                               -------------------------------
                                                                                                       2004               2003
                                                                                               ------------       ------------
                                                                                                       NIS thousands
                                                                                               -------------------------------
                  Within current assets in respect of:
                  Provision for vacation pay and severance benefits                                 16,098            28,185
                  Operating loss and capital loss carried forwards (2)                              89,513            92,327
                  Inventory, net of customer advances                                               67,868             3,757
                  Timing differences in respect of recognition of income
                   and expenses, net                                                                (2,169)           31,761
                                                                                               ------------       ------------
                  Total in current assets, net                                                     171,310           156,030
                                                                                               ============       ============
                  Within long-term assets in respect of:
                  Depreciation                                                                     (21,110)          (33,256)
                  Operating loss and capital loss carried forwards                                 691,275          *917,920
                  Liability in respect of employee severance benefits                                9,523            28,680
                  Other                                                                               (367)            3,709
                                                                                               ------------       ------------
                                                                                                   679,321           917,053
                  Balance not expected to be realized (1)                                         (666,588)        *(856,516)
                                                                                               ------------       ------------
                  Total in other long-term assets                                                   12,733            60,537
                                                                                               ============       ============
                  Within short-term liabilities in respect of:
                  Provision for vacation pay and severance benefits                                      -                71
                  Timing differences in respect of recognition of income
                   and expenses                                                                       (183)           (5,054)
                                                                                               ------------       ------------
                  Total in other payables                                                             (183)           (4,983)
                                                                                               ============       ============
                  Within long-term liabilities in respect of:
                  Depreciation                                                                    (374,761)         (364,906)
                  Operating loss and capital loss carried forwards                                  81,115          *125,892
                  Inventories less customer advances                                                 9,934                 -
                  Liability in respect of employee severance benefits                               45,049            41,842
                  Other                                                                             (1,805)           (2,615)
                                                                                               ------------       ------------
                                                                                                  (240,468)         (199,787)
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

                  (2) The Company's balance - see Notes: 3G(2), 3C(7).

                  *  Reclassified


                                                                               Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-----------------------------------------------------------------------------------------------------------------------------



Note 16 - Taxes on Income (cont'd)

         G.       Deferred taxes (cont'd):

         2.       Balances and movement of deferred taxes in the consolidated balance sheet:

                                                                                              Timing
                                                                                              differences in
                                               Inventories     Provisions      Losses and     respect of
                                 Depreciable   net of          for             deductions     recognition
                                 fixed         customer        employee        carried        of income
                                 assets        advances        rights          forward        and expenses    Total
                                 -----------   -------------   -------------   -------------  --------------  ---------------
                                                                        NIS thousands
                                 --------------------------------------------------------------------------------------------
         Balance as at
          January 1, 2003           (400,721)         (6,905)        140,842         178,883          39,849         (48,052)
         Translation
          differences in
          subsidiaries                21,304           1,386          (7,627)         (9,026)          8,606          14,643

         Amounts charged
          to statement of
          operations                 (18,745)          9,276         (34,437)        109,766         (20,654)         45,206
                                 ------------   -------------   -------------   -------------  --------------  ---------------
         Balance as at
          December 31,
          2003                      (398,162)          3,757          98,778         279,623          27,801          11,797

         Translation
          differences in
          subsidiaries                 8,057             (59)         (1,124)         (4,219)           (211)          2,444

         Adjustments to
          changes in
          tax rate                     19,202            (93)           (918)         (9,704)         (3,404)          5,083

         Amounts charged
          to statement of
          operations                  (7,229)         74,197         (26,066)        (66,922)        (28,710)        (54,730)

         Other differences,          (17,739)              -               -          (3,463)              -         (21,202)
         net*
                                 ------------   -------------   -------------   -------------  --------------  ---------------
         Balance as at
          December 31,
          2004                      (395,871)         77,802          70,670         195,315          (4,524)        (56,608)
                                 ============   =============   =============   =============  ==============  ===============

         * Mainly subsidiaries that were sold/acquired, net.

         Deferred taxes were computed at tax rates of 22% - 35%.


                                                                               Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-----------------------------------------------------------------------------------------------------------------------------



Note 16 - Taxes on Income (cont'd)

         H. Taxes on income included in consolidated statements of operations:

         1. Composition:
                                                                                        Year ended December 31
                                                                             -------------------------------------------------
                                                                                   2004               2003               2002
                                                                             ----------         ----------          ----------
                                                                                            NIS thousands
                                                                             -------------------------------------------------
                  Current taxes                                                 242,082            111,910            84,836
                  Deferred taxes                                                 49,647            (45,206)           64,479
                  In respect of previous years, net                              (4,629)            18,668            (8,136)
                                                                             -----------         ----------        ----------
                                                                                287,100             85,372           141,179
                                                                             ===========         ==========        ==========
         2.       Below is the adjustment between the theoretical tax amount which would have been applicable if all the income of Koor
                  Group and the consolidated companies were taxable at 35%, and the tax amount charged in the statement of income.

                                                                                        Year ended December 31
                                                                             -------------------------------------------------
                                                                                   2004               2003               2002
                                                                             ----------         ----------          ----------
                                                                                            NIS thousands
                                                                             -------------------------------------------------
                  Earnings (losses) before taxes on income, as
                   reported in the statement of operations                      892,665            448,364          (313,650)
                                                                             ===========         ==========        ==========
                  Statutory tax rate                                                 35%                36%               36%
                                                                             ===========         ==========        ==========
                  Theoretical tax expenses (income) in respect
                   of these earnings (losses)                                   312,433            161,411          (112,914)
                  Increase (decrease) in taxes resulting from
                   the following factors - the tax effect:
                  Tax benefits under various encouragement laws                 (49,676)           (32,790)          (58,461)
                  Non-deductible expenses for tax purposes                       19,611             22,650           144,711
                  Losses for which deferred taxes were
                   not recorded                                                 113,347             40,470           194,666
                  Provisions for anticipated losses from the
                   sale of assets, net                                                -             25,748            43,699
                  Tax loss carried forwards from prior years for
                   which deferred taxes were not created and
                    which were utilized during the current year                 (20,037)                 -           (60,132)
                  Deferred taxes in respect of prior years and
                   which were written-off at the reporting year                  75,601                  -                 -
                  Tax losses from prior years, for which
                   deferred taxes were recorded this year                       (77,483)           (58,903)                -
                  Differences between the measurement
                   basis according to the financial statement
                   to measurement basis for tax purposes                          9,520            (25,660)           24,032
                  Taxes in respect of prior years                                (4,629)            18,668            (8,136)
                  Effect of foreign subsidiaries *                              (93,213)           (63,328)          (28,862)
                  Others **                                                       1,626             (2,894)            2,576
                                                                             -----------         ----------        ----------
                  Total taxes on income                                         287,100             85,372           141,179
                                                                             ===========         ==========        ==========

                  * Relates to territories of operations in which the statutory tax rate is lower than that used in Israel.
                 ** Including influence of changes in tax rate.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------



Note 17 - Liabilities for Employee Severance Benefits, Net

         A.       Pension, severance pay and retirement grants:

         Under current labor laws and existing labor agreements, the companies in the Group are required to make severance payments, to employees who are dismissed or who retire. In respect of these liabilities, regular deposits are made by Group companies with pension and severance pay funds. The balance sheet amount represents the unfunded balance of the liabilities. As the funds deposited are not under the control and management of the Group companies, the funded amounts are not reflected in the balance sheets. These deposits and the amount stated in the balance sheet fully cover the Company's liability for employee severance benefits. Employees dismissed before reaching retirement age are entitled to severance pay, computed on the basis of their latest salary. Where amounts accumulated in the pension funds are insufficient to cover such severance pay, the company and its subsidiaries will make up the amount of the shortfall at the time of payment.

         In certain subsidiaries, past experience has shown that the vast majority of employees continue to work until they reach retirement age, and these companies were not required, in the past, to make up significant shortfalls for employees who chose early retirement. Accordingly, the managements of these companies believe that there is a low probability that such shortfalls will be paid. Therefore, the financial statements of these companies do not include a provision. The financial statements of the other Group companies include a suitable provision, based on management's estimate of the salary components used to compute the pension for full coverage of the said obligation.
         Regarding companies in which enhanced severance has been planned or agreed upon for the employees, appropriate provisions have been made for the supplementary amounts.

         In January 2004, the Retirement Age Law, 2004 ("the Law") was enacted. The Law raises the retirement age for men and women. In the estimation of the management of the Company and its investees, the Law will not have a material impact on the Group's recorded liability for early pension in respect of its employees, beyond the provisions that were included in this respect.

         B.       Funds for severance pay and retirement grants:

         The funds provisions in severance pay funds include accrued linkage differences and interest, and they are deposited in severance pay funds in banks and insurance companies. Withdrawals from the funded provision monies are contingent on fulfillment of the provisions of the Severance Pay Law.

         C.       Early retirement pension:

         Under agreements with certain employees who retired from service, Koor Group companies have undertaken to make pension payments until they reach retirement age. The entire liability for such pensions is included in the accounts on the basis of the present value of future pension payments, computed at a monthly discount rate of 0.3%-0.4% per month (3.6% - 5% per annum).

         D.       Compensation for unutilized sick leave:

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

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------



Note 17 - Liabilities for Employee Severance Benefits, Net (cont'd)

         E. Liabilities for severance benefits, which are presented in the balance sheet, and the amount funded in severance pay funds, are as follows:

                                                                Consolidated                               Company
                                                          ------------------------------        ------------------------------
                                                                 December 31                          December 31
                                                          ------------------------------        ------------------------------
                                                                  2004              2003               2004               2003
                                                          ------------      ------------        ------------      ------------
                                                                NIS thousands                        NIS thousands
                                                          ------------------------------        ------------------------------
         Severance pay and retirement grants                  265,013           259,455              6,903              3,227

         Amount accrued for
          early retirement                                    184,335           186,059                575                548

         Amount accrued in respect of
          unutilized sick leave                                14,177            11,853                362                314
                                                          ------------      ------------        ------------      ------------
                                                              463,525           457,367              7,840              4,089

         Less - amount funded                                 266,357           265,365              2,865              2,605
                                                          ------------      ------------        ------------      ------------
                                                              197,168           192,002              4,975              1,484
                                                          ============      ============        ============      =============



Note 18 - Contingent Liabilities and Commitments

         A.       Contingent liabilities

         1.       Anti-Trust Commissioner:

                  a) During 1997, an investigation was conducted on behalf of the Anti-Trust Commissioner ("the Commissioner") in connection with alleged violations of the Anti-Trust Law, 1988 ("the Anti-Trust Law"), relating to alleged price fixing and absence of competition between Tadiran Ltd. (a subsidiary of Koor - "Tadiran") and Tadiran Telecommunications Ltd. (a former subsidiary of Koor that merged with ECI - "Telecommunications") and between Telrad Networks Ltd. (a subsidiary of Koor - "Telrad").

                           On September 7, 2004 it was agreed with the Commissioner that he would issue an order according to Section 50B of the Anti-Trust Law by which Tadiran and Telrad would pay to the State Treasury the total amount of NIS 8 million, without this being considered an admission of guilt by the above companies and/or any of their officers to committing any crime. It was further agreed that indictments would not be filed, in the field of public switches and in the field of private switches, and the Commissioner would not take any further action against the companies and/or their officers. The order was approved by the Court. In accordance with the agreement with the Commissioner, a provision of NIS 8 million was included in the consolidated financial statements as at December 31, 2004.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------



Note 18 - Contingent Liabilities and Commitments

         A.       Contingent liabilities (cont'd)

         1.       Anti-Trust Commissioner (cont'd)

                  b) On February 2, 2005, Koor's offices received notice from the Anti-Trust Authority that it was considering the possibility of prosecuting Koor, together with 7 other companies that are not members of the Koor Group (including 2 companies that had been owned by Koor on the relevant dates, and were later sold to third parties) and 9 executives (including 2 who had been salaried employees of Koor on the relevant dates), for violations of the anti-Trust Law. The notice came in the wake of an investigation opened by the Anti-Trust Authority in the other companies during 2001, with respect to price fixing and collusion, and the lack of competition in the frozen and canned vegetable industry. The Anti-Trust Authority claims that two companies that belonged to the Koor Group in the past had colluded with two other companies in the years 1992-1998.

                           According to the Anti-Trust Law, penalties can be imposed on those who violate the Law, but the Company believes, based on its legal counsel, that the said penalties, if imposed, will not have a material effect on the financial statements. Moreover, there may be civil implications if it is possible to prove that damages were caused by the aforementioned violation. The Company is unable to assess the implications in the civil law track, if any, especially due to the fact that in the opinion of the Company and its legal counsel, for the vast majority of the period involved, the statute of limitations has expired.

         2. On September 21, 2004 a suit was filed against the Company, Bezeq - the Israel Telecommunications Company Ltd., Tadiran Ltd., Telecommunications, Tadiran Public Switching Ltd., (a former subsidiary in Telecommunications), and Telrad in connection with the public switches. A motion for recognition of the suit as a class action was filed together with the suit in accordance with the Law, and according to Civil Procedure regulations. In the Statement of Claim, the plaintiff alleges that during the previous decade, the defendants had engaged in activities prohibited by the Anti-Trust Law that resulted in damages to Bezeq's customers. In respect of the actions alleged by the Plaintiff, the plaintiff is asking for damages for the group that he is seeking to represent in the amount of NIS 1.7 billion.

                  On March 10, 2005, the Company and the other defendants submitted to the District Court their decisive objection to the request of the plaintiff to certify the claim as a class action.

                  In the estimation of the Company, based on its legal counsel, the chances for the suit and for the action to be recognized as a class action are remote.

                  As to the indemnification Tadiran gave to ECI, see Note 18A(6)(a) below.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------



Note 18 - Contingent Liabilities and Commitments (cont'd)

         A.       Contingent liabilities (cont'd)

         3.       Elisra

                  a) As part of the agreement for the sale of part of the Company's holdings in Elisra to Elta, as described in Note 3E(2), Koor undertook to indemnify Elta for damages, as defined in the agreement, which will be sustained as a result of breach of representations made to Elta in the agreement. The main points of the indemnification undertaking liabilities that have not expired are as follows:

                           1.       Any amount of damages that will be
                                    sustained as a result of breach of the
                                    representation concerning the insurance
                                    indemnity rights to which the Elisra Group is entitled, relating to the fire that occurred at the Group's plants, see Note 3E(1). Elta's right to demand payment of the indemnity in this matter carries no time limit.

                           2.       Any amount of damages that will be
                                    sustained as a result of tax payments in respect of the tax year 2001, for which Elisra will be liable, and that are at least 4 million dollars higher than the total provisions for taxes included in Elisra's financial statements for 2001; provided that the demand for payment of indemnity is submitted by Elta not later than 30 days after the date on which the self-assessment in respect of that tax year becomes final.

                  b)       Financial covenants

                           1. Elisra's undertakings with banks are secured by negative pledges. Under the terms of the negative pledges, Elisra undertook to maintain financial covenants (which will be measured on the basis of the consolidated financial statements), including a minimum ratio of shareholders' equity to total assets (as described in the agreement), minimum current ratio, amount of shareholders' equity and minimum pre-tax earnings. In addition, certain limitations were imposed on the Elisra with respect to furnishing guarantees to third parties, creating new liens and the sale or transfer of assets in material amounts.

                           2. During 2004, Elisra took out long-term loans totalling 20 million dollars. Under the terms of these loans, Elisra's undertakings toward the credit providers include meeting financial covenants as provided in Note 18(b)(1) above, as well as a debt coverage ratio, as defined in the agreement, which will be measured on the basis of Elisra's unconsolidated financial statements. Likewise, limitations were also imposed on Elisra relating to the distribution of a dividend and other payments to its shareholders, as stipulated in the agreement.

                                    In the estimation of Elisra's management, during the report period and as at the balance sheet date, Elisra was in compliance with the above financial covenants.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------



Note 18 - Contingent Liabilities and Commitments (cont'd)

         A.       Contingent liabilities (cont'd)

         4. In accordance with the agreements with the banks, Koor undertook to maintain certain financial covenants, including minimum shareholders' equity and debt capital - of Koor and certain investees, ratio of shareholders' equity to debt capital, a ban on creating pledges or furnishing guarantees without the advance consent of the banks, and limitations prescribed in the agreement. Koor also undertook to repay part of the existing debt, by using the proceeds to be received from the realization of certain assets, if they are realized.

                  Additionally, Koor undertook not to sell the shares of a certain investee, except for cash, and at a percentage not to exceed that stipulated in the agreement with the banks and other limitations as mentioned in the above agreements.

                  As at the balance sheet date, Koor is in compliance with the above covenants.

         5.       Telrad

                  a. In October 1994, a claim in an unspecified amount was filed by the Engineers Union against Telrad. The claim pertains to recognition of the applicability to Telrad engineers of the salary tables included in the general collective agreements signed in the years 1994 and 1995, between the Engineers Union and employers in the public service sector, beginning January 1, 1993.

                           On January 31, 1996, Tel Aviv District Labor Court issued a ruling, which dismissed outright the claims of the Engineers Union.

                           The Engineers Union appealed the ruling to the National Labor Court, which ruled that the agreement is a collective agreement governing the relations between Telrad, the Union and the Telrad employees. Telrad filed an appeal with the Supreme Court.

                           On January 29, 2002, a ruling was issued dismissing Telrad's appeal. Consequently, the next stage is a hearing of evidence by the Labor Court concerning the applicability of public service sector to salaries in Telrad.

                           In April 1996 a parallel claim was filed by the Lod Workers Council and the Monthly Workers Committee, to have the salary scales of the public services sector applied to the employees of Telrad.

                  b. In 1999, a claim was filed against Telrad by company employees who are members of Telrad's workers' committee. They are suing to be given accounts so that the plaintiffs can examine the calculation of the distribution of earnings to employees. They are also suing for a declaratory judgment which will rule that Telrad is obliged to draw up new accounts for the distribution of earnings. In addition, a motion was filed to recognize the plaintiffs as representatives of all of Telrad's workers and employees. The court dismissed the motion for a class action. A defense brief has been filed by Telrad.

                  Telrad recorded an appropriate provision in respect of the above claims.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------


Note 18 - Contingent Liabilities and Commitments (cont'd)

         A.       Contingent liabilities (cont'd)

         5.       Telrad (cont'd)

                  c. As part of the agreement for the sale of shares of Telrad Networks (see Note 3D(1)), Koor and Telrad Holdings (a wholly-owned subsidiary of Koor) undertook indemnifications in respect of the following events:

                           1. Damage or loss sustained by the buyer from a decline in the value of the acquired shares as a result of a decrease in the equity value of Telrad Networks due to erroneous representations made on the transaction date. This indemnification will be in force until 30 days after publication of the financial statements of Telrad Networks as at December 31, 2006, except for representations on the capital structure of Telrad Networks and tax items in the financial statements, for which there is no time limit on indemnification.

                           2.       Telrad Networks not meeting certain
                                    targets as defined in the agreements. The indemnifications listed in this item are for between two and five years.

                           3. Damage or loss sustained by the buyer in respect of erroneous representations with respect to the sellers' ownership of the shares being sold and their ability to execute the sale. This indemnification will have no time limit.

                           The total amount of the indemnification is limited to the amount of the consideration received from the sale of the shares of Telrad Networks (except in respect of claims, the cause of action of which is fraud, in which the amount is unlimited). As at the publication date of the financial statements, the amount of the proceeds received is about 10 million dollars.

                           In the event the indemnification is invoked according to one of the causes of action described previously, the amount of the indemnification will be deducted from the loans that the seller made available to Telrad Networks as part of the sale agreement.

                           Additionally, indemnification was given in respect of expenses that Telrad Networks will incur at an amount exceeding the sum stipulated in the agreement in respect of the recognition of a class action filed in September 2004 relating to anti-trust activities (see Note 18A(2)).

         6.       Tadiran and its investees

                  a. In the 1999 merger agreement between ECI and Tadiran Telecommunications Ltd. ("TTL"), Tadiran Ltd. undertook to indemnify ECI for any damages (in excess of the amount defined in the agreement) it sustains as a result of matters under investigation by the Anti-Trust Commissioner.

                           This indemnification will remain valid for a period of seven years from the date of the merger and may be extended for an additional period, as long as these matters are under investigation by the Commissioner.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------



Note 18 - Contingent Liabilities and Commitments (cont'd)

         A.       Contingent liabilities (cont'd)

         6.       Tadiran and its investees (cont'd)

                  b. Employees of a Tadiran plant that closed during 1990 filed actions against Tadiran, alleging that they sustained injuries or certain work-related illnesses resulting from alleged exposure to certain substances.

                           Tadiran has insurance policies which, relying on legal opinions, substantially cover possible damages resulting from these claims. Therefore, no provisions have been made in respect of these claims. Tadiran recorded provisions in respect of possible damages which had been covered by an insurance company currently in liquidation.

                  c.       In October 1999, Bezeq - The Israel
                           Telecommunication Corp. Ltd. ("Bezeq") lodged a claim against Tadiran Ltd. whose main cause is various losses sustained by Bezeq due to delays in the performance of projects ordered in development and application contracts originally signed between Bezeq and TTL, in the amount of approximately 8.6 million dollars ("main claim").

                           Alternatively, Bezeq is suing for the balance of arrearage penalties to which it alleges it is entitled pursuant to these contracts, and which were not paid in full, in the amount of approximately 1.7 million dollars ("alternative claim").

                           In an arbitration judgment issued on February 17, 2000, all of Bezeq's arguments regarding Tadiran's liability for the main claim were dismissed. The arbitration judgment rules that pursuant to the contractual commitments between the parties, Bezeq is entitled to compensation within the framework of arrearage penalties only. The negotiations between the parties for a settlement were unsuccessful, and the matter was returned to the arbitrator for his decision. In February 2003, a supplementary arbitration agreement was signed. The parties submitted their written arguments and the arbitrator issued his ruling on February 26, 2004. In his ruling, the arbitrator affirmed Tadiran's position and ruled in accordance with the parameters for calculating the damages that Tadiran is meant to pay to Bezeq. The parties conducted negotiations regarding implementation of the aforementioned parameters, and they agreed that the final amount would be NIS 4.6 million, which was paid subsequent to balance sheet date. The financial statements of the Company include an adequate provision.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------



Note 18 - Contingent Liabilities and Commitments (cont'd)

         A.       Contingent liabilities (cont'd)

         7.       M-A Industries and its investees

                  a.       Quality of the environment

                           The activities of M-A Industries are exposed to the risks of harming the environment, since it manufactures, stores and sells chemicals. M-A Industries invests significant amounts in order to comply with the provisions of environmental laws and regulations, and in the opinion of the management it does comply therewith. According to M-A Industries' insurance experts, the insurance policies provide coverage in the event of a sudden unexpected occurrence of environmental pollution in Israel and worldwide, subject to the relevant terms of the policy. As at balance sheet date, M-A Industries does not have insurance coverage for continuous environmental pollution.

                           Such insurance is difficult to obtain, and even where it can be obtained, M-A Industries believes that the terms of the insurance, including the sum insured, do not at present justify taking out such insurance.

                           Pursuant to an agreement with the Ministry of environmental Protection, subsidiaries decided to construct facilities for the biological treatment of waste. Construction of the facility will take about 3 years. In the estimation of M-A Industries management, the aggregate construction cost will be between 30 million dollars and 40 million dollars.

                           One of the plants of M-A Industries subsidiary is located in Ramat Hovav, along with other chemical plants, since the Government decided that the area is suitable for the construction of chemical plants under the assumption that the geological layers in that particular area are completely impermeable to seepage or pollution. The Ministry of the Environment ("The Ministry") conducted tests, which determined that there are indications of subterranean pollution in Ramat Hovav. The investigators recommended that steps be taken to prevent the continuation of leakages from active and inactive plants, which could constitute a source of pollution of the water table in the area. The subsidiary may be required to clean up the relevant areas or subterranean layers if and when it is found that the subsidiary is responsible for the said contamination. Over the past several years various tests have been performed by different agencies to test the ground contamination in the Ramat Hovav area as well as the area surrounding the subsidiary's premises in Be'er Sheva. In the opinion of the subsidiary Management, no material consequences on the financial statements are expected due to application of the recommendations deriving from the said examinations.

                           In May 2004, a subsidiary of M-A Industries owning additional plants at the Ramat Hovav site, received notice of a change in the terms of the license, whereby the plants must change the method used to treat sewage from the existing treatment, do so independently and through the implementation of vaporization processes. These terms include demands that, within a short period of time, the plants conduct research and development for the purpose of customizing the process to the composition of each plant's sewage, and later, to build a suitable facility. Additionally, formulation processes are to be implemented, whereby the plants must present the Ministry with a research and development program for the purpose of implementing the process with respect to the sewage. At the same time, the Ministry of the Environment set the date by which the plants must treat the sewage in the requisite format and to stop the flow of sewage into the Council's vaporization pools and treatment facilities.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------



Note 18 - Contingent Liabilities and Commitments (cont'd)

         A.       Contingent liabilities (cont'd)

         7.       M-A Industries and its investees

                  a. Quality of the environment (cont'd)

                           On October 10, 2004, a subsidiary of M-A Industries, together with the Israel Manufacturers Association and other companies, filed an administrative appeal with the Beer Sheba District Court against the Ministry of the Environment. The subject of the appeal is the additional conditions for obtaining a business license imposed on the appealing plants in May 2004 which are engaged in the treatment and discharge of sewage created by their activities. In the appeal, the District Court was asked to issue an order declaring that the additional terms are nullified.

                           On December 29, 2004 a preliminary hearing on the appeal was held. The hearing on the appeal was scheduled for March 2005.

                           In the estimation of M-A Industries management, based on its legal counsel, in view of the preliminary stage of the process, it is not possible at this time to estimate the prospects of the administrative appeal. In the estimation of M-A Industries, if the appeal is dismissed, it will have a material effect on the activities of the plant in Ramat Hovav and/or will require investments of amounts that M-A Industries is unable to estimate at this time.

                           On November 28, 2004, the Government reached a decision approving a plan related to reducing air and water pollution deriving from the "Ramat Hovav" industrial area.

                           The key points of the plan are:

                           (a)      Treatment of the plants' sewage

                                    1.       By June 30, 2006, the flow of
                                             untreated sewage to the joint
                                             biological treatment facility will
                                             be halted and each plant will
                                             treat the sewage to the quality
                                             level prescribed by the Ministry
                                             of the Environment (as derive from
                                             the additional conditions for a
                                             business license from May 2004).

                                    2.       By December 31, 2007, the flow of
                                             waste water to the vaporization
                                             pools will be halted and each
                                             plant will treat the waste water,
                                             to the level of quality and
                                             concentration of salts prescribed
                                             by the Ministry of the Environment
                                             (as derived from the additional
                                             conditions for a business license
                                             from May 2004).

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------



 Note 18 - Contingent Liabilities and Commitments (cont'd)

         A.       Contingent liabilities (cont'd)

         7.       M-A Industries and its investees (cont'd)

                  a.       Quality of the environment (cont'd)

                           (b)      Rehabilitation of existing vaporization
                                    pools

                                    1.       On January 1, 2005, the Ramat
                                             Hovav Industrial Council will
                                             begin taking action to dry and
                                             rehabilitate the area of the
                                             vaporization pools spanning 15,000
                                             square meters, in an attempt to
                                             complete the drying and
                                             rehabilitation activities by not
                                             later than the end of 2012.

                                    2.       The Ramat Hovav Industrial Council
                                             will submit a detailed plan and
                                             timetable for drying and
                                             rehabilitating the vaporization
                                             pools site to the Ministry of the
                                             Environment for approval by
                                             December 31, 2004.

                           (c)      Treatment of air pollution

                                    The Ministry of the Environment will
                                    formulate and operate a plan to prevent
                                    exceptional emission of hazardous materials into the air from the Ramat Hovav industrial area.

                           As to the possible implications of the Government's decision on the activities of M-A Industries, see above.

                           A criminal complaint was filed against M-A
                           Industries and one of its executives by the Man, Nature and Law Foundation. The complaint accuses M-A Industries that in several instances during 1999-2002, there were measurements at its Ramat Hovav plant of chimney emissions of materials at prohibited concentrations, which created strong air pollution.

                           M-A Industries does not admit to the charges in the complaint.

                           In the opinion of M-A Industries and its legal counsel, because of the early stage of the proceedings, it is not possible to estimate the outcome of the complaint and/or the resultant exposure. Therefore, the financial statements do not include a provision in respect thereof.

                  b. In 1995, a claim was filed against a subsidiary of M-A Industries and several other defendants, totaling approximately NIS 137.5 million, by a group that had acquired the rights of two banks which declared bankruptcy. The subsidiary is being sued as the guarantor of debts of agricultural cooperatives that were its former shareholders.

                           The position of the subsidiary is that it was removed from the guarantee agreement under the terms of a subsequent agreement between the bank, the previous shareholders and a subsidiary of the former shareholders. The subsidiary's financial statements include a provision of NIS 8.6 million, based on the possibility of a compromise agreement with the plaintiffs. In the estimation of the subsidiary, based on the opinion of its legal counsel, the provision recorded is sufficient to cover any possible loss from this claim.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------



 Note 18 - Contingent Liabilities and Commitments (cont'd)

         A.       Contingent liabilities (cont'd)

         7.       M-A Industries and its investees (cont'd)

                  c. Administrative proceedings, civil actions and other monetary claims of approximately NIS 209 million have been filed against a subsidiary of M-A Industries. Based on the opinion of its legal counsel, the subsidiary's management estimates that the chances of the subsidiary's success in the proceedings and its defense against the above claims and demands are high. The subsidiary believes that the provisions recorded in its financial statements are adequate to cover any possible damage which may result, if any, from these claims.

                  d. On the matter of undertaking in securitization of transactions, and on the matter of compliance with financial covenants, see Note 3C(2).

         8. The other shareholders ("the plaintiffs") in Herods, a proportionately consolidated company of Sheraton Moriah (Israel) Ltd., a subsidiary of Koor, filed a "motion for approval of a claim as a derivative action" with the Tel Aviv District Court against Sheraton and a subsidiary. The derivative action for which they are seeking approval is for the cancellation of the management agreement between Herods and a subsidiary, as part of the arbitration process to which the claim has been referred. The claim itself deals with the plaintiffs' arguments regarding breaches in the management and image promotion agreements.

                  As a result of negotiations conducted between the parties, a compromise agreement was signed on February 26, 2005, pursuant to which the motion for approval of the derivative claim will be dismissed, and the proceedings of the derivative claim will be stricken. The compromise agreement is subject to the approval of the board of directors of the parties. After such approval is given, a final binding agreement will be signed and the parties will appeal to stay the proceedings.

         9. In addition, a number of claims have been filed against certain investees concerning various matters arising in the normal course of business, including litigation with tax, customs and VAT authorities, which are in various legal proceedings. In the estimation of the managements of these companies, based on the opinions of their legal counsel, the provisions for these claims included in their financial statements, are adequate in light of the circumstances.

         10.      On conditions relating to an investment grant - see Note
                  10A(2).

         11. In Israel, the Stamp Duty on Documents Law, 1961 ("the Law") is applicable to various documents at different rates, depending on the kind of document and the amount stipulated therein, or not stipulated therein. In June 2003, the wording of Section 15.A of the Law was amended, prescribing who is obligated for the stamping of documents. Since June 2003, the Israeli tax authorities have intensified the enforcement of the Law. The amendment to the Law and the enforcement activities of the tax authorities were brought before the Supreme Court for a hearing, on which a ruling has not yet been issued. Moreover, according to the legislative trends, the Stamp duty tax is expected to be gradually eliminated, until it is fully cancelled in 2008.

                  Certain investee companies received a request from Tax Authorities to produce documents.

                  In the estimation of the managements of the Company and the investees, based on the opinions of their legal counsel, the Companies are not expected to have material exposure in respect of any demand related to the Stamps Duty Law.

         12.      On the indemnity granted to Claridge as advisor - see Note
                  25C(2).

         13. In connection with the indemnification of the appraiser who conducted a valuation for ECI, see Note 3A(1).

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------



 Note 18 - Contingent Liabilities and Commitments (cont'd)

         A.       Contingent liabilities (cont'd)

         14. The liabilities of directors and officers in the Company and investees are insured by leading insurance companies in Directors and Officers Insurance (D&O), subject to the terms of the insurance policy.

                  Additionally, in accordance with a resolution of the general meeting of the Company's shareholders, the Company resolved to indemnify the directors and officers for various events that are not covered by the insurance, at a monetary amount exceeding the insured amounts, all as provided in the said resolution.

         15. In connection with the indemnification of the appraiser who conducted a valuation for Tadiran Communications Ltd, see note 3H(1).

         B.       Commitments

         1. Several companies in the Group have research and development contracts with the Government of Israel. Under these contracts, the companies are required to pay royalties to the Government of Israel if they generate income from such research (at rates of 2% - 5% of sales proceeds from products resulting from the research and development), in amounts not exceeding 100% - 150% of the amounts of the grants, linked to the dollar, received by the companies as participation in the research and development projects.

                  Royalty expenses paid to the Government of Israel in respect of these research and development contracts, are as follows:
                  In the year ended December 31, 2004 - NIS 29,758 thousand.
                  In the year ended December 31, 2003 - NIS 22,902 thousand. In the year ended December 31, 2002 - NIS 24,662 thousand.

         2. Certain subsidiaries undertook to pay royalties at the rate of 3% per year in respect of the incremental export sales, up to the amount financed by the Fund for the Encouragement of Marketing Abroad. Such amounts are linked to the exchange rate of the dollar.

         3. Commitments for the purchase of fixed assets: December 31, 2004 - NIS 22 million; December 31, 2003 - NIS 50 million.

         4. Certain companies in the Group lease and rent industrial and office premises under long-term contracts. The lease contracts are non-cancelable and in most cases include renewal options. The expenses of these companies were NIS 43 million in 2004, NIS 50 million in 2003 and NIS 60 million in 2002.
                  Future minimum payments under the operating leases and rental fees for the years subsequent to balance sheet date, are as follows:
                                                                 December 31
                                                                        2004
                                                             ---------------
                                                             (NIS thousands)
                                                             ---------------
                  First year                                         41,960
                  Second year                                        34,044
                  Third year                                         21,514
                  Fourth year                                         8,748
                  Fifth year and thereafter                          26,961
                                                             ---------------
                                                                    133,227
                                                             ===============

         5. Koor Corporate Venture Capital's commitment for additional investments in a venture capital fund, as at the signing date of the financial statements is approximately 5 million dollars.

         6. A subsidiary of M-A Industries has agreements regarding long-term supply contracts with a multinational company in the amount of 17 million dollar per year for a period of five years (2001-2006).

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------



Note 19 - Convertible Securities of Investee Companies

         Option warrants to employees:

         Certain investees issued options to their employees until 2004 inclusive. Employee entitlement to such options is usually accrued over a number of years from their date of issue, subject to continued employment. The exercise term of the options varies according to the terms of the different plans.


         Convertible debentures and options

         See Note 15B.

         At each reporting period, Koor reviews the probability that the convertible securities will be exercised. If a loss, as a result of dilution, following the convertible securities exercise, is expected, the Company records the loss.



Note 20 - Share Capital and Stock Options

         A.       Share capital is composed as follows:

                                                 December 31, 2004                    December 31, 2003
                                         ----------------------------------    ----------------------------------
                                               Authorized        Issued and         Authorized         Issued and
                                                                Outstanding                           outstanding
                                         -----------------  ---------------    ---------------   ----------------
         Number of shares:
         Ordinary shares, par value
          of NIS 0.001 (1) (3) (5)            83,932,757        16,033,213         83,932,757         15,950,188
                                         =================  ===============    ===============   ================
         Deferred shares, par value
          of NIS 0.001  (2) (4)               15,792,243        15,156,533         15,792,243         15,156,533
                                         =================  ===============    ===============   ================
         Amount in nominal NIS:
         Ordinary shares, par value
          of NIS 0.001                            83,933            16,033             83,933             15,950
                                         =================  ===============    ===============   ================
         Deferred shares, par value
          of NIS 0.001                            15,792            15,157             15,792             15,157
                                         =================  ===============    ===============   ================

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------



Note 20 - Share Capital and Stock Options

         A.       Share capital is composed as follows:

         (1)      These shares are listed on the Tel Aviv Stock Exchange
                  (TASE). On December 31, 2004, the share price on the TASE was NIS 224.90.

                  The ADS, (American Depository Shares) each of which represents 0.2 ordinary shares, par value of NIS 0.001 (hereinafter - Ordinary Shares), are traded on the New York Stock Exchange (NYSE). The ADS price on the NYSE on December 31, 2004 was 10.56 dollars.

         (2) The holders of the deferred shares are entitled to recovery of paid up capital upon liquidation in its nominal amount, after payment of the nominal amount to the holders of the Ordinary Shares. The holders of the deferred shares do not have voting rights, and they are not entitled to participate in a dividend distribution of any kind.

         (3)      On the balance sheet date, subsidiaries hold 15,799 Ordinary
                  Shares.

         (4) A subsidiary of Koor - Koor Trusts (1995) Ltd. (in voluntary liquidation) had held 624,577 deferred shares of Koor, and in anticipation of its final liquidation, sold them to Koor Investments Ltd. (a subsidiary of Koor) in 2004.

         (5)      During 2004, options in the employee stock option plans (See
                  Note 20C) were exercised for 83,025 ordinary shares.


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

          The sale was effected on that day in an off-market transaction, at the market price, for total consideration of NIS 43 million.

          The Company holds a total of 193,229 of its shares. The amount deducted from shareholders' equity at the balance sheet date in respect of the shares held by the Company and subsidiaries is NIS 80,321 thousand.

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

                                         Balance of
                                       stock option      Exercise     Exercise
                                      not exercised         price         date
                                      --------------     --------     --------
                                                              NIS
                                                         --------
                                             2,519         101.38      05/2005
                                             3,000         101.38      12/2010
                                      --------------
                                             5,519
                                      --------------
         2.        1998 plan:

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

                                          Balance of
                                        stock option      Exercise     Exercise
                                       not exercised         price         date
                                      ---------------    ---------     --------
                                                               NIS
                                                         ---------
                                                670         101.38      07/2006
                                             52,593         101.38      12/2010
                                      ---------------
                                             53,263
                                      ---------------

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

         3.       2000 Plan: (cont'd)

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

                  7) On June 5, 2003, the Company's Board of Directors resolved to extend the exercise period of the options of Koor Group employees on the date of the resolution to December 31, 2010.
                                          Balance of
                                        stock option      Exercise     Exercise
                                       not exercised         price         date
                                      ---------------    ---------     --------
                                                               NIS
                                                         ---------

                                              1,734         101.38       6/2007
                                             30,000         101.38     12/2010
                                      ---------------
                                             31,734
                                      ---------------

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

                  3) The exercise price of every option will be NIS 96, linked to the CPI, unless the Company decides to prescribe a higher exercise price for options that will be allotted on dates subsequent to the approval date of the plan.

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

                  5) The right of every offeree to exercise the options for shares will vest in six stages during the three-year period from the record date, whereby at the end of every calendar half-year, one-sixth of the number of options allotted to the trustee on his behalf will vest.

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

                  9) The balance of options remaining as at December 31, 2004 is 939,450 options.


                                                                             Balance of
                                                                           stock option           Exercise          Exercise
                                                                          not exercised              price              date
                                                                        ---------------    ---------------   ---------------
                                                                                                       NIS
                                                                                           ---------------
                                                                               856,450                  96           12/2010
                                                                                33,000              175.95           12/2010
                                                                                50,000              186.20           12/2010
                                                                        ---------------
                                                                               939,450
                                                                        ==============
         Changes in the options during 2004:

                                          1997 Plan         1998 Plan          2000 Plan         2003 Plan             Total
                                    ---------------   ---------------    ---------------   ---------------   ---------------
         Balance as at
          beginning of year                 26,039            65,926             61,667           951,789         1,105,421
         Granted                                 -                 -                  -            93,000            93,000
         Exercised                         (20,520)          (12,663)           (29,933)         (105,339)       *(168,455)
                                    ---------------   ---------------    ---------------   ---------------   ---------------
         Balance as at end
          of year                            5,519            53,263             31,734           939,450         1,029,966
                                    ===============   ===============    ===============   ===============   ===============

         *        Because of the "Benefit Component Method", a total of 83,025 ordinary shares of the Company were issued.

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


         B. Details of the open foreign exchange transactions made to hedge the company's and subsidiaries' assets and liabilities in foreign currency as at December 31, 2004:

                                                           Forward               Call               Put               Swap
                                                       Transaction            options           options       transactions
                                                      ------------       ------------      ------------       ------------
                                                                               NIS thousands
                                                      --------------------------------------------------------------------
         Purchase of Dollars in exchange for:
           NIS                                             25,848            124,932           335,716                  -
           European currencies                             53,850          1,185,992           141,302                  -
           Brazilian Real                                  15,078             43,080            43,080             24,509
           Others                                          45,234             99,515           177,920                  -
                                                      ------------       ------------      ------------       ------------
                                                          140,010          1,453,519           698,018             24,509
                                                      ============       ============      ============       ============
         Sale of Dollars in exchange for:
           NIS                                             17,232            142,164           196,014                  -
           European currencies                             28,433            189,983         1,334,618                  -
           Brazilian Real                                       -                  -                 -            258,480
           Others                                               -            178,351            95,638                  -
                                                      ------------       ------------      ------------       ------------
                                                           45,665            510,498         1,626,270            258,480
                                                      ============       ============      ============       ============

         C. The Company entered into an interest rate swap (IRS) in the amount of 50 million dollars, in order to reduce its exposure to fluctuations in interest rates. In the transaction, variable interest was exchanged for fixed interest. Additionally, the Company executed hedges on its CPI-linked loans and acquired a CPI-dollar forward contract in the amount of NIS 170 million.

         D.       Fair value of financial instruments:

         Condensed data of monetary assets and liabilities, whose fair value as at December 31, 2004, based on their market value, is different from those presented in the financial statements, is as follows:

                                                    Carrying               Fair
                                                      amount              value
                                                ------------       ------------
                                                       NIS millions
                                                -------------------------------
         Investments in affiliates                    1,275             1,754
                                                ============       ============

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------



Note 21 - Financial Instruments and Linkage Terms of Monetary Balances (cont'd)

         D.       Fair value of financial instruments: (cont'd)

         The carrying amounts of cash and cash equivalents, short-term investment, trade receivables, other accounts receivable, credits from banks and others, trade payables and other accounts payable, debentures and convertible debentures derivatives and other financial instruments is approximate or similar to at their fair value.


         E.       Credit risk of trade receivables:

                                                                                                              NIS millions
                                                                                                           ---------------
         Condensed data of credit risk of trade receivables as at December 31,
          2004:
         Receivables insured by credit card companies                                                                 341
         Receivables insured by foreign trade risk insurance                                                           22
         Receivables - Government authorities and Bezeq                                                                42
         Other receivables, including checks and credit card companies                                              1,774
                                                                                                           ---------------
         Total, including non-current receivables                                                                   2,179
                                                                                                           ===============

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


                                                                               Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------------------------------------------------------



Note 21 - Financial Instruments and Linkage Terms of Monetary Balances (cont'd)

         F.       Linkage terms of monetary balances:

         (1)      Consolidated
                                                                            December 31, 2004
                                                      ---------------------------------------------------------------
                                                          In foreign          Linked         Unlinked           Total
                                                         currency or          to the
                                                      linked thereto             CPI
                                                      --------------    ------------     ------------    ------------
                                                                              NIS thousands
                                                      ---------------------------------------------------------------
         Assets
         Current assets:
         Cash and cash equivalents                          512,511               -          104,799         617,310
         Short-term deposits and investments                 91,312         101,785          223,371         416,468
         Trade receivables                                1,968,387          13,546          191,666       2,173,599
         Other accounts receivable                          177,180          29,131          102,298         308,609
         Investments and other
          long-term receivables                             236,974          58,562           10,346         305,882
                                                      --------------    ------------     ------------    ------------
                                                          2,986,364         203,024          632,480       3,821,868
                                                      ==============    ============     ============    ============
         Liabilities
         Current liabilities:
         Credits from banks and others
          (not including current maturities
          of long-term liabilities)                         753,900               -          331,044       1,084,944
         Trade payables                                   1,371,290               -          296,165       1,667,455
         Other accounts payable                             840,327         130,893          375,002       1,346,222
         Long-term loans and debentures
          (including current maturities)                  1,793,566       1,368,683          643,669       3,805,918
                                                      --------------    ------------     ------------    ------------
                                                          4,759,083       1,499,576        1,645,880       7,904,539
                                                      ==============    ============     ============    ============


(Table Continued)


                                                                               Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-------------------------------------------------------------------------------------------------------------------------------



Note 21 - Financial Instruments and Linkage Terms of Monetary Balances (cont'd)

         F.       Linkage terms of monetary balances:

         (1)      Consolidated
                                                                               December 31, 2003
                                                       -----------------------------------------------------------------
                                                            In foreign           Linked        Unlinked            Total
                                                           currency or           to the
                                                        linked thereto              CPI
                                                        --------------     ------------     -----------   --------------
                                                                                 NIS thousands
                                                       -----------------------------------------------------------------
         Assets
         Current assets:
         Cash and cash equivalents                            491,889                -         101,514          593,403
         Short-term deposits and investments                   87,534          150,495         128,780          366,809
         Trade receivables                                  1,794,141           11,945         246,375        2,052,461
         Other accounts receivable                            139,050           25,770          85,608          250,428
         Investments and other
          long-term receivables                               217,970           59,565           2,823          280,358
                                                        --------------     ------------     -----------   --------------
                                                            2,730,584          247,775         565,100        3,543,459
                                                        ==============     ============     ===========   ==============
         Liabilities
         Current liabilities:
         Credits from banks and others
          (not including current maturities
          of long-term liabilities)                           647,098                -         267,162          914,260
         Trade payables                                     1,030,693                -         312,090        1,342,783
         Other accounts payable                               642,646          171,487         407,953        1,222,086
         Long-term loans and debentures
          (including current maturities)                    2,488,222        1,627,955           7,072        4,123,249
                                                        --------------     ------------     -----------   --------------
                                                            4,808,659        1,799,442         994,277        7,602,378
                                                        ==============     ============     ===========   ==============


Note 21 - Financial Instruments and Linkage Terms of Monetary Balances (cont'd)


         F.       Linkage terms of monetary balances (cont'd):

         (2)      Company
                                                                            December 31, 2004
                                                      ---------------------------------------------------------------
                                                          In foreign          Linked         Unlinked           Total
                                                         currency or          to the
                                                      linked thereto             CPI
                                                      --------------    ------------     ------------    ------------
                                                                              NIS thousands
                                                      ---------------------------------------------------------------
         Assets
         Cash and cash equivalents                            2,547               -           27,118          29,665
         Short-term deposits and
          investments                                        51,909          80,235          166,497         298,641
         Other receivables                                    1,121               -           14,869          15,990
         Short term loans to
          investee companies                                      -          12,548                -          12,548
         Other investments and receivables                      107          32,028                -          32,135
         Investments and other long-term receivables:
         Investee companies (including
          current maturities of loans)                       43,364          50,711        1,255,315       1,349,390
                                                      --------------    ------------     ------------    ------------
                                                             99,048         175,522        1,463,799       1,738,369
                                                      ==============    ============     ============    ============
         Liabilities
         Current liabilities:
         Credits from banks and others
          (not including current maturities
          of long-term liabilities)                         166,427               -           15,025         181,452
         Trade payables                                          43               -              340             383
         Other accounts payable                              18,864          17,143           27,436          63,443
         Long-term liabilities (including
          current maturities of loans)                      102,829       1,296,014          645,125       2,043,968
                                                      --------------    ------------     ------------    ------------
                                                            288,163       1,313,157          687,926       2,289,246
                                                      ==============    ============     ============    ============


(Table Continued)


Note 21 - Financial Instruments and Linkage Terms of Monetary Balances (cont'd)


         F.       Linkage terms of monetary balances (cont'd):

         (2)      Company
                                                                              December 31, 2003
                                                      -----------------------------------------------------------------
                                                           In foreign           Linked        Unlinked            Total
                                                          currency or           to the
                                                       linked thereto              CPI
                                                       --------------     ------------     -----------   --------------
                                                                                NIS thousands
                                                      -----------------------------------------------------------------
         Assets
         Cash and cash equivalents                             4,066                -           5,139            9,205
         Short-term deposits and
          investments                                         57,202          144,133         109,471          310,806
         Other receivables                                    11,074                -          23,598           34,672
         Short term loans to
          investee companies                                       -           13,951               -           13,951
         Other investments and receivables                       109           32,028               4           32,141
         Investments and other long-term receivables:
         Investee companies (including
          current maturities of loans)                        12,753           53,449       1,319,870        1,386,072
                                                       --------------     ------------     -----------   --------------
                                                              85,204          243,561       1,458,082        1,786,847
                                                       ==============     ============     ===========   ==============
         Liabilities
         Current liabilities:
         Credits from banks and others
          (not including current maturities
          of long-term liabilities)                          169,704                -               5          169,709
         Trade payables                                           85                -             418              503
         Other accounts payable                                4,408           12,057          26,858           43,323
         Long-term liabilities (including
          current maturities of loans)                       373,268        1,648,201           8,125        2,029,594
                                                       --------------     ------------     -----------   --------------
                                                             547,465        1,660,258          35,406        2,243,129
                                                       ==============     ============     ===========   ==============

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


         B.       The balances of secured liabilities are as follows:

                                                                                                      Consolidated
                                                                                                ------------------------------
                                                                                                      December 31
                                                                                                ------------------------------
                                                                                                       2004               2003
                                                                                                -----------       ------------
                                                                                                     NIS thousands
                                                                                                ------------------------------
                  Credit from banks                                                                333,113           392,341
                  Loans from banks and others and debentures (including
                   current maturities), see Note 15, and also C and D, E,
                   below                                                                         2,017,912         1,288,411
                                                                                                -----------       ------------
                                                                                                 2,351,025         1,680,752
                                                                                                ===========       ============


         C.       The Company financed the acquisition of Tadiran
                  Communications through a NIS 637 million loan from a bank in Israel, in consideration for a lien on the acquired shares in favor of the bank.


         D. The convertible debentures, which were issued by M-A Industries, are guaranteed by first level fixed symbolic lien with a deposit to the amount of NIS 1 for the Trustee of the convertible debenture holders (see Note 15B).


         E. Guarantees to banks and others for loans and for assuring credit lines and other guarantees in favor of: Consolidated Company December 31 December 31 2004 2003 2004 2003 NIS thousands NIS thousands

                                                               Consolidated                           Company
                                                         ------------------------------         ------------------------------
                                                               December 31                            December 31
                                                         ------------------------------         ------------------------------
                                                                2004               2003                2004               2003
                                                         -----------       ------------         -----------       ------------
                                                              NIS thousands                          NIS thousands
                                                         ------------------------------         ------------------------------
                  Subsidiaries                                     -                  -            240,151            314,125
                  Affiliates                                       -                340                  -                340
                  Others                                      78,473             67,723                150                154
                                                         -----------       ------------         -----------       ------------
                                                              78,473             68,063            240,301            314,619


         1) In certain cases when advances from customers are received, a subsidiary provides its customers with bank guarantees to secure the advances. Guarantees in excess of the amount of advance payments stated as liabilities in the balance sheet, amounted to NIS 265,786 thousand, and NIS 302,782 thousand, as at the years ending December 31, 2004 and 2003, respectively.

                                 Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------



Note 22 - Liens and Guarantees (cont'd)

         E. Guarantees to banks and others for loans and for assuring credit lines and other guarantees: (cont'd)

         2) In connection with the Bezeq agreement to transfer ownership of public switching, Bezeq received from Koor a guarantee in the amount of NIS 125 million.

         3) A subsidiary has a guarantee for a major customer to pay any amounts up to 40 million dollars in relation to an indemnification that the subsidiary signed for the same customer, on account of breaches of contracts to Bezeq, the Israeli Communication Company. The guarantee is at least till 2015.

         4) A subsidiary and its subsidiary in Brazil are, under certain conditions, a guarantor to financial institutions for credit that its customers received in relation to commercial sales of the consolidated company to those customers. The balance of guarantees, as at the balance sheet date, was approximately 98 million dollars. (December 31, 2003 approximately 85 million dollars).

         5) There are also guarantees, in an unlimited amount, to ensure due performance of work and customer agreements, product warranty, advance payments received and guarantees on behalf of liabilities to customs and excise authorities.

         6) As a condition for the continued availability, see Notes 3 and 18.


Note 23 - Data concerning Items in Statements of Operations

         A.       Revenues from sales and services - net (1) (2):

         Consolidated:

                                                                                        Year ended December 31
                                                                            --------------------------------------------------
                                                                                   2004               2003              2002
                                                                            -----------        -----------         -----------
                                                                                            NIS thousands
                                                                            --------------------------------------------------
         Local:
         Industrial operations                                                  874,861            757,759           899,768
         Trading operations                                                     505,293            262,692           644,591

         Abroad:
         Industrial operations - export and
          international operations                                            6,947,748          5,902,716         5,157,580
         Trading operations                                                     900,771            767,263           397,851
                                                                            -----------        -----------         -----------
                                                                              9,228,673          7,690,430         7,099,790
                                                                            ===========        ===========         ===========
         (1)      Not including agency sales                                    425,224            386,491           315,124
                                                                            ===========        ===========         ===========
         (2)       Revenues and expenses relating to work performed under
                   long-term contracts:
                  Revenues                                                      880,959            979,950         1,359,621
                  Costs                                                        (709,899)          (793,260)         (949,898)
                                                                            -----------        -----------         -----------
                                                                                171,060            186,690           409,723
                                                                            ===========        ===========         ===========

                                 Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------


Note 23 - Data to Items in Statements of Operations (cont'd)

          B.  Cost of sales and services - consolidated:

                                                                                           Year ended December 31
                                                                             --------------------------------------------------
                                                                                   2004               2003             2002
                                                                             ------------      ------------     ---------------
                                                                                                NIS thousands
                                                                             --------------------------------------------------
         Industrial operations:

         Materials                                                            3,817,178          2,757,523         2,766,122
         Labor                                                                  750,457            775,567           906,158
         Subcontracted work                                                      41,640             49,725            68,009
         Depreciation and amortization                                          177,535            180,228           189,720
         Research and development expenses, net (*)                             212,115            221,343           256,313
         Other manufacturing expenses                                           645,915            533,736           493,684
                                                                             ------------      ------------     ---------------
                                                                              5,644,840          4,518,122         4,680,006
         Less - expenses charged to cost of fixed assets                          6,510              8,027            10,350
                                                                             ------------      ------------     ---------------
                                                                              5,638,330          4,510,095         4,669,656
         (Decrease) increase in inventory of goods and
          work in process                                                       (39,305)            43,428            13,057
                                                                             ------------      ------------     ---------------
                                                                              5,599,025          4,553,523         4,682,713
         Increase in inventory of finished goods                               (176,611)           (18,778)         (208,753)
                                                                             ------------      ------------     ---------------
                                                                              5,422,414          4,534,745         4,473,960
                                                                            ------------      ------------     ---------------
         Trading operations:
         Merchandise                                                            508,189            537,512           533,532
         Labor                                                                   55,394             93,235            69,319
         Depreciation                                                            26,155             26,873            29,160
         Others                                                                 275,527            200,579           209,809
                                                                             ------------      ------------     ---------------
                                                                                865,265            858,199           841,820
                                                                             ------------      ------------     ---------------
                                                                              6,287,679          5,392,944         5,315,780
                                                                             ============      ============     ===============
         (*) Net of grants and participations that were
             received and royalties that were paid, net                          14,220             (1,952)              788
                                                                             ============      ============     ===============

         C.    Selling and marketing expenses - consolidated:

                                                                                           Year ended December 31
                                                                             --------------------------------------------------
                                                                                   2004               2003             2002
                                                                             ------------      ------------     ---------------
                                                                                                NIS thousands
                                                                             --------------------------------------------------
         Salaries                                                               338,629            258,260           251,372
         Commissions                                                            150,556            142,256            97,030
         Advertising expenses                                                    40,993             30,384            45,584
         Depreciation and amortization                                          113,638             97,086            78,843
         Other                                                                  528,388            412,471           341,948
                                                                             ------------      ------------     ---------------
                                                                              1,172,204            940,457           814,777
                                                                             ============      ============     ===============

                                 Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------


Note 23 - Data to Items in Statements of Operations (cont'd)


         D.       General and administrative expenses:

                                                    Consolidated                                      Company
                                     ------------------------------------------   ----------------------------------------------
                                               Year ended December 31                         Year ended December 31
                                     ------------------------------------------   ----------------------------------------------
                                         2004            2003            2002           2004            2003            2002
                                     ------------   ------------   ------------   -------------   ------------   ---------------
                                                    NIS thousands                                   NIS thousands
                                     ------------------------------------------   ----------------------------------------------
         Salaries                       229,180        217,525        234,098          22,399         17,325         24,342
         Bad and
          doubtful debts                 54,959         36,903         33,933               -              -              -
         Depreciation and
          amortization                   24,171         24,070         30,797           1,262          1,342          1,665
         Other                          217,694        182,246        190,541          22,987         22,497         22,129
                                     ------------   ------------   ------------   -------------   ------------   ---------------
                                        526,004        460,744        489,369          46,648         41,164         48,136
                                     ============   ============   ============   =============   ============   ===============

         E.       Financing expenses (income), net:

                                                    Consolidated                                      Company
                                     ------------------------------------------   ----------------------------------------------
                                               Year ended December 31                         Year ended December 31
                                     ------------------------------------------   ----------------------------------------------
                                         2004            2003            2002           2004            2003            2002
                                     ------------   ------------   ------------   -------------   ------------   ---------------
                                                    NIS thousands                                   NIS thousands
                                     ------------------------------------------   ----------------------------------------------

         In respect of
          convertible
          debentures                    18,942        15,319        17,825                  -             612         1,139
         In respect of
          debentures                      (480)            -           651                  -               -             -
         In respect of
          long-term loans              200,509       141,078       240,713            111,396          94,641       170,283
         In respect of
          short-term loans
          and credit                    79,521       182,868       168,478             10,756          (2,458)       15,024
         Amortization of
          capital raising
          expenses                       4,334         2,106         2,250                  -               -             -
         Losses (gains)
          from
          marketable
          securities, net              (24,238)      (72,681)       44,112          (18,568 )         (61,974)       35,691
         Interest
          capitalized to
          fixed assets and
          work in process               (1,544)         (371)      (14,860)                 -               -             -
         Expenses
          (income) from
          balance with
          investees, net                     -             -              -             1,430          (2,833)        6,478
         Expenses
          (income) from
          deposits and
          others, net                   (5,682)      (40,119)      (50,732)             5,792           7,120       (28,807)
                                     ------------   ------------   ------------   -------------   ------------   ---------------
                                       271,362       228,200       408,437            110,806          35,108       199,808
                                     ============   ============   ============   =============   ============   ===============


                                 Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------


Note 23 - Data to Items in Statements of Operations (cont'd)


         F.   Other income (expenses), net

         1.   Consolidated

                                                                                           Year ended December 31
                                                                             --------------------------------------------------
                                                                                   2004               2003             2002
                                                                             ------------      ------------     ---------------
                                                                                                NIS thousands
                                                                             --------------------------------------------------

         Sale of investments and activities in investees
          (including changes in rates of holding)                               223,095             32,916           342,343
         Expenses relating to the termination,
          sale of activities and sale and write down
          of assets, net                                                        (73,078)          (107,306)         (164,401)
         Supplemental severance pay and pensions                                (54,010)           (28,279)         (126,997)
         Management services - affiliated companies                               2,682              2,272             2,674
         Securitization costs (see Note 3C(2))                                  (27,783)         **(16,112)        **(22,254)
         Compensation for damages                                                     -              5,580            37,957
         Amortization of goodwill                                              (136,437)          (118,736)          (91,085)
         Miscellaneous, net                                                     (13,228)           **9,944          **27,587
                                                                             ------------      ------------     ---------------
                                                                                (78,759)          (219,721)            5,824
                                                                             ============      ============     ===============

         2.       Company

                                                                                           Year ended December 31
                                                                             --------------------------------------------------
                                                                                   2004               2003             2002
                                                                             ------------      ------------     ---------------
                                                                                                NIS thousands
                                                                             --------------------------------------------------

         Profit (loss) from sale of investments in
          investee companies                                                    212,024              7,039           336,621
         Net changes in value of long-term assets                                     -            (12,382)          (10,036)
         Rental income, net*                                                      8,135              7,216             9,219
         Capital gain from sale of fixed assets                                       -                (96)           29,189
         Dividend                                                                 4,701                  -                 -
         Miscellaneous, net                                                      10,099              3,914               438
                                                                             ------------      ------------     ---------------
                                                                                234,959              5,691           365,431
                                                                             ============      ============     ===============
         *  Depreciation included in the item                                       760                668             1,235
                                                                             ============      ============     ===============

         **  Reclassified

                                 Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------


Note 23 - Data to Items in Statements of Operations (cont'd)

         G. Equity of the Koor Group in the operating results of affiliates, net

         1. Consolidated

                                                                                           Year ended December 31
                                                                             --------------------------------------------------
                                                                                   2004               2003             2002
                                                                             ------------      ------------     ---------------
                                                                                                NIS thousands
                                                                             --------------------------------------------------

         Affiliated companies, net (1)                                            3,406            108,049           245,703
         Amortization of goodwill *                                              24,281              5,774             6,388
                                                                             ------------      ------------     ---------------
                                                                                 27,687            113,823           252,091
                                                                             ============      ============     ===============

         (1) Including loss from a discontinued operation
              in an affiliate                                                         -                  -           110,911
                                                                             ============      ============     ===============

         *   In 2004 - net of in process research and development in the amount of NIS 20 million with respect to purchase of affiliated company - See Note 3H.

         2.  Company


                                                                                           Year ended December 31
                                                                             --------------------------------------------------
                                                                                   2004               2003             2002
                                                                             ------------      ------------     ---------------
                                                                                                NIS thousands
                                                                             --------------------------------------------------
         Equity of Koor in operating results for the year (1)                    57,192           **51,709          (900,592)
         Amortization of goodwill                                               (30,992)         **(15,439)          (23,159)
                                                                             ------------      ------------     ---------------
                                                                                 26,200             36,270          (923,751)
                                                                             ============      ============     ===============
         Dividend received/proposed                                              74,201             23,043            28,663

                                                                             ============      ============     ===============
         (1) Including loss from a discontinued operation
             in an affiliate                                                          -                  -           110,911
                                                                             ============      ============     ===============

         (2)
                                                                                           Year ended December 31
                                                                             --------------------------------------------------
                                                                                   2004               2003             2002
                                                                             ------------      ------------     ---------------
                                                                                                NIS thousands
                                                                             --------------------------------------------------

         Subsidiaries                                                           122,172            151,053          (680,871)
         Proportionately consolidated companies                                 (61,114)                 -                 -
         Affiliates                                                             (34,858)          (114,783)         (242,880)
                                                                             ------------      ------------     ---------------
                                                                                 26,200             36,270          (923,751)
                                                                             ============      ============     ===============

         * In 2004 - net of in process research and development in process in the amount of NIS 20 million with respect to purchase of affiliated company. - See Note 3H.

         **  Reclassified

                                 Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------

Note 23 - Supplementary Data to Items in Statements of Operations (cont'd)

         I. Income (expenses) from investee companies and their participation in expenses - Company

                                                                  Year ended December 31
                               -----------------------------------------------------------------------------------------------
                                            2004                           2003                            2002
                               -------------------------------  -----------------------------  -------------------------------
                                 Consolidated      Affiliated    Consolidated     Affiliated    Consolidated      Affiliated
                                    companies       companies       companies      companies       companies       companies
                               --------------     -----------    -------------   ------------   ------------    --------------
                                                                       NIS thousands
                               -----------------------------------------------------------------------------------------------
         Income:
         Management
         services                     22,334               -          25,006              -          35,573               -
                               --------------     -----------    -------------   ------------   ------------    --------------
         Administrative
         expenses --
         Salary and other
         administrative
         expenses                      1,457               -           1,679              -           9,002               -
                               --------------     -----------    -------------   ------------   ------------    --------------
         Financing
         income
          (expenses), net             (1,430)              -           2,828              5          (6,480)              2
                               --------------     -----------    -------------   ------------   ------------    --------------
         Rental income,
         net                               -               -               -              -             654               -
                               --------------     -----------    -------------   ------------   ------------    --------------

                                 Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------

Note 24 - Business Segments

         A.       The Koor Group operates in the following business segments:

                  The Company's telecommunication activities are focused in two companies - Telrad Networks Ltd., which develops and markets telecom products and provides end-user solutions, and ECI Telecom Ltd., an affiliated company, that provides solutions for access networks (Inovia) and transmission systems and optical networks (Enavis, Lightscape).

                  The Company's agrochemical activities are carried out through M-A Industries considered a world's foremost manufacturer of generic crop protection solutions. M-A Industries produces a full range of products, including insecticides, fungicides and herbicides, as well as plant growth regulators. In addition, the M-A Industries is engaged in specialty aroma chemicals and other different kinds of chemicals.

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

                  The Company's remaining business activities are in tourism, through Sheraton Moriah, which holds the Sheraton Hotel chain in Israel and Knafayim-Arkia (an affiliated company until the third quarter of 2004) which holds 40% of the EL-AL airline company which provides aviation and holiday services and leases aircrafts to other companies. Additional activities include international trade through several companies.


         B. Segment sales include products sold and services rendered to unrelated customers, which are not part of the group. Inter-industry segment sales are immaterial and are based primarily on prices determined in the ordinary course of business. Accordingly, these sales are not presented separately.

                  Segment operating earnings include all costs and expenses directly related to the relevant segment and charged on a proportionate basis, expenses that benefit more than one segment. Expenses and revenue presented in the statements of operations after operating earnings are not taken in account in the determination of operating earnings or loss. Identifiable assets and liabilities by industry segments are those that are used by Koor in its activities in each segment.

                                 Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------

Note 24 - Business Segments (cont'd)

         C.       Data regarding business segments of the Koor Group:

                                                                   Year ended December 31
                                ----------------------------------------------------------------------------------------------
                                             2004                          2003                            2002
                                ----------------------------- ------------------------------  --------------------------------
                                 NIS thousands              %   NIS thousands              %   NIS thousands               %
                                --------------- ------------- --------------- --------------  ---------------  ---------------

         Revenues from
          sales and
          services:
         Segments:
         Telecommunication*            615,057            6.66        796,059           10.35        814,108           11.47
         Defense electronics         1,165,998           12.63      1,286,432           16.73      1,687,551           23.77
         Agro-chemicals and
          other chemicals            6,895,238           74.72      5,191,913           67.51      4,140,471           58.32
         Others                        552,380            5.99        416,026            5.41        457,660            6.44
         Total segments              9,228,673         100.00       7,690,430          100.00      7,099,790          100.00
                                =============== ============= =============== ==============  ===============  ===============
         * Including sales
          to major customer            586,114                        753,863                        415,442
                                =============== ============= =============== ==============  ===============  ===============


                                                                   Year ended December 31
                                ----------------------------------------------------------------------------------------------
                                             2004                          2003                            2002
                                ----------------------------- ------------------------------  --------------------------------
                                 NIS thousands              %   NIS thousands              %   NIS thousands               %
                                --------------- ------------- --------------- --------------  ---------------  ---------------

         Pre-tax earnings
          (losses):
         Operating earnings
         (loss) according to
         segments:

         Telecommunication             (64,491)        (5.02)          3,158            0.34        (178,623)         (34.43)
         Defense electronics            30,865           2.4          (4,294)          (0.46)         78,853           15.20
         Agro-chemicals
          and other chemicals        1,312,534         102.1         949,290           102.61        658,507          126.93
         Venture capital
          investments                   (1,457)        (0.11)         (1,445)          (0.16)         (7,894)          (1.52)
         Others                          8,030          0.63         (21,536)          (2.33)        (32,062)          (6.18)
                                --------------- ------------- --------------- --------------  ---------------  ---------------
         Total segments              1,285,481        100.00         925,173           100.00        518,781          100.00
                                =============== ============= =============== ==============  ===============  ===============
         Joint general
          expenses                     (42,695)                      (28,888)                        (38,917)
                                ---------------               ---------------                 ---------------
         Total operating
          earnings                   1,242,786                       896,285                         479,864
         Financing
          expenses, net               (271,362)                     (228,200)                       (408,437)
         Other income
          (expenses), net              (78,759)                     (219,721)                          5,824
         Transfer to
          statement of income
          of translation
          differences of
          autonomous
          investee in
          voluntary liquidation              -                             -                        (390,901)
                                --------------- ------------- --------------- --------------  ---------------  ---------------
         Pre-tax earnings
          (losses)                     892,665                       448,364                        (313,650)
                                =============== ============= =============== ==============  ===============  ===============

                                 Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------


Note 24 - Business Segments (cont'd)


         C.       Data regarding business segments of the Koor Group: (cont'd)

         The Koor Group's equity in the excess of losses over earnings of affiliates, net, is as follows:

                                                                   Year ended December 31
                                ----------------------------------------------------------------------------------------------
                                             2004                          2003                            2002
                                ----------------------------- ------------------------------  --------------------------------
                                 NIS thousands              %   NIS thousands              %   NIS thousands               %
                                --------------- ------------- --------------- --------------  ---------------  ---------------

         Telecommunications           (15,919)         (57.5)       (101,795)         (89.43)       (246,998)         (97.98)
         Defense
          electronics                       -               -           (130)          (0.11)           (172)          (0.07)
         Venture capital
          investments                    (329)         (1.19)           (329)          (0.30)           (329)          (0.13)
         Others                       (11,439)        (41.31)        (11,569)         (10.16)         (4,592)          (1.82)
                                --------------- ------------- --------------- --------------  ---------------  ---------------
                                      (27,687)       (100.00)       (113,823)        (100.00)       (252,091)        (100.00)
                                =============== ============= =============== ==============  ===============  ===============


                                                                                    December 31
                                                         ---------------------------------------------------------------------
                                                                     2004                                *2003
                                                         ------------------------------    -----------------------------------
                                                         NIS thousands                 %    NIS thousands                    %
                                                         -------------   --------------    ---------------  ------------------

         Identifiable assets
         Segments:
         Telecommunications                                   550,914               4.97           778,182                7.50
         Defense electronics                                1,119,371              10.10         1,104,515               10.66
         Agro-chemicals and
          other chemicals                                   8,242,246              74.33         7,329,815               70.69
         Venture capital investments                          175,818               1.58           223,733                2.16
         Others                                             1,000,295               9.02           932,586                8.99
                                                         -------------   ---------------   ---------------  ------------------
         Total segments                                    11,088,644             100.00        10,368,831              100.00
                                                                         ---------------                    ------------------
         Corporate assets                                     683,762                              557,162
         Affiliates**                                       1,375,160                              943,764
                                                         -------------                     ---------------
                                                           13,147,566                           11,869,757
                                                         =============                     ===============

         ** Including an investment in ECI as at December 31, 2004 and 2003 in the amount of NIS 673 million and NIS 726 million respectively, which operates in the telecommunications segment and investment in Tadiran Communications Ltd. which operates in the defense electronics in the amount of NIS 602 million as at December 31, 2004.

                                 Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------

Note 24 - Business Segments (cont'd)

         C.       Data regarding business segments of the Koor Group: (cont'd)

                                                                                    December 31
                                                         ---------------------------------------------------------------------
                                                                     2004                                *2003
                                                         ------------------------------    -----------------------------------
                                                         NIS thousands                 %    NIS thousands                    %
                                                         -------------   --------------    ---------------  ------------------

         Identifiable liabilities

         Segments:
         Telecommunications                                   215,060              6.87            263,873                9.12
         Defense electronics                                  668,157              21.34           728,443               25.16
         Agro-chemicals and other chemicals                 2,089,083              66.72         1,733,760               59.89
         Venture capital investments                               24                  -             8,930                0.31
         Others                                               158,607               5.07           159,870                5.52
                                                         -------------   ---------------   ---------------  ------------------
         Total segments                                     3,130,931             100.00         2,894,876              100.00

         Corporate liabilities                                 49,515                               63,676
                                                         -------------                     ---------------
                                                            3,180,446                            2,958,552

         Financing commitments                              4,725,771                            4,697,239

         Others                                               647,458                              396,772
                                                         -------------                     ---------------
                                                            8,553,675                            8,052,563
                                                         =============                     ===============



                                                                   Year ended December 31
                                ----------------------------------------------------------------------------------------------
                                             2004                          2003                            2002
                                ----------------------------- ------------------------------  --------------------------------
                                 NIS thousands              %   NIS thousands              %   NIS thousands               %
                                --------------- ------------- --------------- --------------  ---------------  ---------------

         Capital
          investments:
         Segments:
         Telecommunications            21,015            2.39          7,173            2.25         15,554            1.19
         Defense
          electronics                  21,408            2.44         28,210            8.85         45,753            3.48
         Agro-chemicals
          and other
          chemicals                   816,287            92.9        277,195           86.94      1,241,091           94.53
         Others                        19,991            2.27          6,262            1.96         10,464            0.80
                                --------------- ------------- --------------- --------------  ---------------  ---------------
         Total segments               878,701          100.00        318,840          100.00      1,312,862          100.00
                                                =============                 ==============                   ===============
         Corporate assets                 423                            392                            108
                                ---------------               ---------------                 ---------------
                                      879,124                        319,232                      1,312,970
                                ===============               ===============                 ===============


                                 Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------


Note 24 - Business Segments (cont'd)

         C.       Data regarding business segments of the Koor Group: (cont'd)

                                                                   Year ended December 31
                                ----------------------------------------------------------------------------------------------
                                             2004                          2003                            2002
                                ----------------------------- ------------------------------  --------------------------------
                                 NIS thousands              %   NIS thousands              %   NIS thousands               %
                                --------------- ------------- --------------- --------------  ---------------  ---------------

         Depreciation and
          amortization:
         Segments:
         Telecommunications           31,863             6.89        44,696           10.17         57,664          13.67
         Defense electronics          35,721             7.72        39,297            8.94         49,825          11.81
         Agro-chemicals
          and other
          chemicals                  364,995            78.91       318,492           72.47        278,482          66.03
         Others                       29,957             6.48        37,029            8.42         35,792           8.49
                                --------------- ------------- --------------- --------------  ---------------  ---------------
         Total segments              462,536           100.00       439,514          100.00        421,763         100.00
                                                =============                 ==============                   ===============
         Corporate assets              1,264                         13,050                          1,817
                                --------------- ------------- --------------- --------------  ---------------  ---------------

                                     463,800                        452,564                        423,580
                                ===============               ===============                 ===============


         D. Revenues from sales and services by geographic destinations according to customer location

                                                                                         Year ended December 31
                                                                            ---------------------------------------------------
                                                                                    2004               2003               2002
                                                                            -------------   ----------------    ---------------
                                                                                              NIS thousands
                                                                            ---------------------------------------------------

         North America                                                        1,542,409          1,152,009         1,125,915
         Europe                                                               3,150,853          2,473,635         1,864,012
         South America                                                        2,056,261          1,670,256         1,213,485
         Asia and Australia                                                     842,986          1,050,873         1,123,387
         Africa                                                                 256,010            323,206           228,632
         Israel                                                               1,380,154          1,020,451         1,544,359
                                                                            -------------   ----------------    ---------------
                                                                              9,228,673          7,690,430         7,099,790
                                                                            =============   ================    ===============

                                 Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------


Note 24 - Business Segments (cont'd)

         E.   Assets by geographic location of manufacturing operation

                                                                                                         December 31
                                                                                             ----------------------------------
                                                                                                       2004              2003
                                                                                             --------------    ----------------
                                                                                              NIS thousands     NIS thousands
                                                                                             ----------------------------------
         Israel                                                                                  9,411,628         8,636,399
         South America                                                                           1,821,643         1,530,178
         Europe                                                                                  1,630,720         1,495,176
         United States                                                                             169,497           167,808
         Others                                                                                    114,078            40,196
                                                                                             --------------    ----------------
                                                                                                13,147,566        11,869,757
                                                                                             ==============    ================



         F.    Capital investments in assets by geographic location

                                                                                                         December 31
                                                                                             ----------------------------------
                                                                                                       2004              2003
                                                                                             --------------    ----------------
                                                                                              NIS thousands     NIS thousands
                                                                                             ----------------------------------
         Israel                                                                                    798,310           248,131
         Brazil                                                                                     37,184            40,725
         United States                                                                               2,839             2,719
         Others                                                                                     40,791            27,657
                                                                                             --------------    ----------------
                                                                                                   879,124           319,232
                                                                                             ==============    ================


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

                                 Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------

Note 25 - Transactions and Balances with Interested Parties (cont'd)

         C.       Benefits to interested parties - Company

         1.       Directors (*)

                                                                                              Year ended December 31
                                                                                ----------------------------------------------
                                                                                    2004               2003              2002
                                                                                ----------     -------------     -------------
                                                                                               NIS thousands
                                                                                ----------------------------------------------

                  Directors not employed by the Company:
                  Annual compensation and participation
                   in meetings:

                  Claridge Group                                                    116                115               245
                                                                                ==========     =============     =============
                  Number of directors                                                 2                  3                 3
                                                                                ==========     =============     =============
                  Poalim Assets (Shares) Ltd.                                         -                  -                95
                                                                                ==========     =============     =============
                  Number of directors                                                 -                  -                 2
                                                                                ==========     =============     =============
                  Other directors                                                   516                442               533
                                                                                ==========     =============     =============
                  Number of directors                                                 8                  8                10
                                                                                ==========     =============     =============

                  (*) Including directors who have been replaced during the year.

         2.       Consultancy services

                                                                                              Year ended December 31
                                                                                ----------------------------------------------
                                                                                    2004               2003              2002
                                                                                ----------     -------------     -------------
                                                                                               NIS thousands
                                                                                ----------------------------------------------
                  Claridge                                                        1,788              1,789             1,871
                                                                                ==========     =============     =============
                  Poalim Capital Markets and Investment Ltd.                          -                  -             1,433
                                                                                ==========     =============     =============

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

         3. See Note 18A(14) regarding insurance and indemnification of interested parties.

                                 Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------
Note 26 - Earnings (Loss) Per Share

         A. Adjusted net earnings (loss) used in the computation of earnings per NIS 1 par value of the share capital:


                                                                                         Year ended December 31
                                                                            ---------------------------------------------------
                                                                                    2004               2003               2002
                                                                            -------------   ----------------    ---------------
                                                                                              NIS thousands
                                                                            ---------------------------------------------------

         Net earnings (loss) used in the computation
          of earnings (loss) per NIS 1 par value of shares                      144,990             46,362          (766,969)
                                                                            =============   ================    ===============

         B. Weighted number of ordinary shares of NIS 0.001 used in the computation of net earnings (loss) per NIS 1 par value of the share capital:

                                                                                         Number of ordinary shares
                                                                            --------------------------------------------------
                                                                                   2004              2003              2002
                                                                            ------------     -------------     -------------

         Total share capital used in the computation of
          16,381,279                                                         16,381,279         15,716,725        15,173,291
                                                                            ============     =============     =============

         C. To examine that the conversion or exercise of convertible securities is reasonable, the present value of these securities was computed according to a discount rate of 3.5% (December 31, 2003 - 4%, December 31, 2002 - 6%) for
                  securities linked to the CPI.


Note 27 - Events Subsequent to the Balance Sheet Date

         1. In January 2005, M-A Industries, through a wholly-owned and controlled subsidiary, signed an agreement to acquire 49% of the shares and rights of Mabeno, a Dutch company serving as exclusive distributor of the agrochemical products of the Makhteshim-Agan Group in Benelux and Scandinavia.
                  Under the terms of the agreement, the purchase will be effected in consideration for the allotment of the number of shares of M-A Industries equal to 2,940 thousand euro(about NIS 17 million), according to the share's market price on the transfer date. Additionally, M-A Industries received an option to increase its holdings in Mabeno to 55%.

         2. In January 2005, a lawsuit and a motion to recognize it as a class action, were filed in a U.S. court against ECtel, directors and officers of ECtel and against ECI. In their lawsuit, the plaintiffs claim that, in the period between April 2001 and April 2003, ECtel violated provisions of the U.S. securities laws, and that directors and officers of ECtel breached their duty of faith in connection with the disclosure of its business results in its financial statements. The lawsuit was also directed against ECI, because control in ECtel during that period was held by ECI, and the plaintiffs claim that the acts and omissions of ECtel were directed by and carried out at ECI's initiative. The plaintiffs did not cite the amount they are claiming. Management of ECI is of the opinion that the plaintiffs' claims, as they relate to it, are baseless.

         3. In February 2005, ECI entered into a preliminary agreement with ABN Amro Bank for the sale of the balance of long-term receivables for cash totalling 96 million dollars, as well as possible future consideration of 3.3 million dollars. The sale is subject to several conditions and approvals, including approval from the shareholders of ECI, and is expected to be approved in April 2005. The sale is expected to generate a gain to ECI of 11 million dollars (excluding the future consideration). The Company's share in the aforementioned gain will be NIS 15 million.

                                 Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------


Note 27 - Events Subsequent to the Balance Sheet Date (cont'd)

         4. On February 3, 2005, Koor sold 15.9 million shares of M-A Industries for NIS 374 million, at a gain of NIS 204 million, which will be charged in the Company's financial statements for the first quarter of 2005.

                  Within the framework of the sale, Koor undertook to not sell additional shares of M-A Industries for a nine-month period beginning from the date of the sale.

                  Following the sale of the shares by Koor in February 2005, as a result of which Koor's shareholding percentage in M-A Industries fell to 34.6% (29.5% on a fully diluted basis), the management of Koor reevaluated the issue of continuing to consolidate M-A Industries, beginning from the first quarter of 2005.

                  Based on an evaluation of the range of circumstances, as discussed in Note 3C(1), Koor decided that due to the combination of new circumstances created as a result of the aforementioned sale of its holdings, continuation of the consolidation of M-A Industries is not consistent with the economic substance. Therefore, beginning from the first quarter of 2005, the consolidation of M-A Industries in the financial statements of Koor will be discontinued, and the investment therein will be stated by the equity method.

         5. On March 14, 2005, M-A Industries published a prospectus offering employees of M-A Industries and its subsidiaries up to 14,900 thousand stock options exercisable for up to 14,900 ordinary registered shares of par value NIS 1 of M-A Industries.
                  Assuming all the options are exercised, the grantees will hold approximately 3.05% of M-A Industries issued and paid share capital. However, the grantees will not be issued the full number of shares underlying the options, but only the number of shares reflecting the monetary benefit implicit in the options.

                                 Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------

Note 28 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements

         A.       Differences between Israel GAAP and US GAAP

                  Koor's consolidated financial statements conform with Israeli generally accepted accounting principles ("Israeli GAAP"), which differ in certain respects from those generally accepted in the United States of America ("US GAAP") as described below:

                  1.       Effect of inflation

                  In accordance with Israeli GAAP:

                  The Company, in accordance with Israeli GAAP, comprehensively includes the effect of price level changes in the accompanying financial statements, as described in Note 2B. According to such Israeli accounting principles, the Company has discontinued the adjustment of the financial statements as of January 1, 2004.

                  US GAAP does not provide for recognition of the effects of such price level changes. Such effects have not been included in a reconciliation to US GAAP.


                  2. Debt arrangement within the framework of an overall financial arrangement

                  In accordance with Israeli GAAP:
                  Koor reported an extraordinary gain in 1991 as a result of restructuring part of its debts.

                  In accordance with US GAAP:
                  In accordance with FAS No. 15 - "Accounting by Debtors and Creditors for Doubtful Debt Restructuring" future interest payments were deducted from the restructuring of an old debt. The recognition of non-realized earnings (which represents deferred interest) is affected by payments of interest over the period from the date of the restructuring of the debt up to its repayment date.
                  As at December 31, 2002, the entire balance of the deferred interest was fully amortized.

                                 Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------



Note 28 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         A.       Differences between Israel GAAP and US GAAP (cont'd)

                  3.       Deferred taxes

                  a)       Measurement differences

                           In accordance with Israeli GAAP:

                           Deferred taxes should be recognized in respect of differences related to assets and liabilities that result from translation of the local currency into the functional currency using historical exchange rates and that result from (1) changes in exchange rates or (2) indexing for tax purposes.

                           In accordance with US GAAP:
                           According to paragraph 9(f) of FAS No. 109, deferred tax liabilities or assets are not provided for differences related to assets and liabilities that are remeasured from the local currency into the functional currency and that result from (1) changes in exchange rates or (2) indexing for tax purposes.

                  b)       Earnings from "Approved Enterprises"

                           Under the Israeli Law for the Encouragement of Capital Investments, 1959, a 25% tax rate is generally applicable on the profits of an "approved enterprise" that received investment grants, usually during a period of seven years.

                           An "approved enterprise" which chooses the "alternative benefits" track is generally eligible for tax benefits during the benefit period (seven or ten years, depending on the geographical location of the approved enterprise) as follows: tax exemption on undistributed profits during a period of two to ten years depending on the geographical location of the approved enterprise and a reduced tax rate of 25% for the remainder of the benefit period.

                           In the event that a dividend is distributed out of tax-exempt earnings of the "approved enterprise" under the "alternative benefits" track, the distributing company will generally be subject to 25% tax on the distributed earnings.

                           Dividends paid to shareholders from the earnings of an "approved enterprise" are subject to income tax at a rate of 15%. However, if the shareholder is a company, that shareholder will be entitled to a 15% tax credit, if and when such dividend out of "approved enterprise" earnings is distributed to its shareholders.

                           In accordance with Israeli GAAP:
                           Deferred taxes should be provided on the excess of the financial statement carrying value over the tax basis of an investment in an Israeli subsidiary as the Company does not have any means under local tax law to recover this difference in a tax-free manner.

                           Koor has not provided deferred tax in respect of undistributed tax-exempt or tax reduced earnings attributed to the "approved enterprise" of subsidiaries, which may be distributed, since it is the Group's policy not to initiate such a dividend distribution.

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

                  4. Salary expenses in respect of share options issued to employees

                  In accordance with Israeli GAAP:
                  No expense is recorded due to stock options granted to employees.

                  In accordance with US GAAP:

                  a)       Fixed Option Plan:

                           Under APB-25, the expense is measured as the difference between the share market price and the exercise price of the option, at the date of grant. The difference is charged as a salary expense during the period in which the employee performs the services for which the benefit was granted.

                  b) Variable Option Plan:

                           Under APB-25 the expense is measured as the difference between the share market price and the exercise price of the option at the end of each reporting period. In each reporting period the expense is recorded based on the vested part of the period which has passed, taking into consideration amounts previously recorded as expenses.

                  5.       The accounting treatment of marketable securities:

                  In accordance with Israeli GAAP:
                  Marketable securities which constitute a short-term investment are stated at market value. Changes to the market value are recorded as profits or losses.

                  Marketable securities which constitute a permanent investment are stated at cost (regarding debentures, including accumulated interest), except where market value is lower, and the decline in value is not considered to be temporary. (See Note 2H).

                  In accordance with US GAAP:
                  FAS No. 115 differentiates between three categories of marketable securities: securities held for a short period and traded at a high frequency (trading securities), available for sale securities and held to maturity securities.

                                 Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------

Note 28 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         A.       Differences between Israel GAAP and US GAAP (cont'd)

                  5.       The accounting treatment of marketable securities:
                           (cont'd)

                  A change in the value of trading securities, including unrealized earnings, is charged to the statement of operations, while unrealized earnings after tax, if any, of the available for sale type is reported as a separate item within shareholders' equity.
                  Marketable securities that are classified as held-to-maturity are stated at cost (regarding debentures, including accumulated interest), except where market value is lower, and the decline in value is not considered to be temporary.

                  Most of the short term securities held by the Company are available-for-sale securities.

                  6. Allocation of proceeds from an issuance of debentures and stock warrants, when securities are issued as a package (issuance by Koor in 1994):

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

                  7. Provisions for anticipated losses from realization of convertible securities of investee companies:

                  In accordance with Israeli GAAP:
                  According to Opinions No. 48 and 53 of the ICPAI, a parent company is required to create a provision for losses, which it may incur from the dilution of its holdings in investee companies, when it is probable that the share options will be exercised or the debentures will be converted.

                  In accordance with US GAAP:
                  A loss in the parent company resulting from the dilution of its holdings, because of share options being exercised or debentures being converted, is recorded only at the time of exercise or conversion.

                  8. Employee severance benefits as a part of an efficiency program:

                  In accordance with Israeli GAAP:
                  Up to and including 2002 employee severance benefits, as part of future anticipated dismissals, were recorded when management decided on the dismissals, and/or when management declared its intention regarding the dismissals. Since 2003, management's decision or intention regardingthe dismissals does not in itself constitute a reason to record a provision for employee severance benefits, rather a provision is recorded only when an obligation to the employees exists.

                                 Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------

Note 28 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         A.       Differences between Israel GAAP and US GAAP (cont'd)

                  8. Employee severance benefits as a part of an efficiency program: (cont'd)

                  In accordance with US GAAP:

                  One-time termination benefits are benefits provided to current employees that are involuntarily terminated under the terms of a one-time benefit arrangement. A one-time benefit arrangement is an arrangement established by a plan of termination that applies for a specified termination event or for a specified future period.

                  A one-time benefit arrangement exists at the date the plan of termination meets all of the following criteria and has been communicated to employees (hereinafter referred to as the communication date):

                  a. Management, having the authority to approve the action, commits to a plan of termination.

                  b. The plan identifies the number of employees to be terminated, their job classifications or functions and their locations, and the expected completion date.

                  c. The plan establishes the terms of the benefit arrangement, including the benefits that employees will receive upon termination (including but not limited to cash payments), in sufficient detail to enable employees to determine the type and amount of benefits they will receive if they are involuntarily terminated.

                  d. Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.

                  9.       Earnings per share:

                  In accordance with Israeli GAAP:
                  In accordance with Opinion No. 55, the dilutive effect of share options and convertible debentures is included in the computation of basic earnings per share if their exercise or conversion is considered to be probable. Calculation of the probability is based on the ratio between the market price of the shares and the present value of the price of exercising the stock options into shares or the present value of the payments for conversion of the debentures into shares.

                  In accordance with US GAAP:
                  In accordance with FAS 128 "Earnings Per Share" - basic earnings per share is computed on the basis of the weighted average number of shares outstanding during the year and does not include any dilutive potential effect of convertible instruments. Diluted earnings per share arecomputed on the basis of the weighted average number of shares outstanding during the year, plus the dilutive potential effect of ordinary share options considered outstanding during the year.

                                 Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------


Note 28 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         A.       Differences between Israel GAAP and US GAAP (cont'd)

                  10.      Venture capital fund investments:

                  In accordance with Israeli GAAP:
                  Venture capital fund investments in venture capital investments are presented according to their cost less a provision for devaluation in the event of a permanent devaluation.

                  In accordance with US GAAP:
                  Venture capital fund investments are presented according to their fair value.

                  11.      Revenue recognition - Adoption of SAB 101:

                  In accordance with US GAAP:
                  During the fourth quarter of 2000, the US SEC published Staff Accounting Bulletin No. 101 (hereinafter - "SAB 101"), which provides stricter criteria for revenue recognition implemented retroactively to the beginning of 2000, by way of cumulative effect at the beginning of the year and presentation of the previous quarters once again.

                  ECI implemented these guidelines in its financial statements, which are prepared in accordance with US GAAP. The cumulative effect, of the sales deferred upon initial adoption of SAB 101, under US GAAP, was recognized over the years 2000 through 2003. Commencing in 2004, there is no additional impact from the deferral of these revenues.

                  In accordance with Israeli GAAP:
                  The provision does not apply in Israel, although it is possible to adopt the principles set out in the rule, if management estimates that the method of revenue recognition prescribed in SAB 101 is appropriate for economic and commerce conditions presently existing in its area of business.
                  This rule was adopted prospectively as of the fourth quarter of 2000, without implementing cumulative effect to the beginning of 2000 and without presenting data, which has already been published in the past.


                  12.      Exchange of assets:

                  In accordance with Israeli GAAP:
                  Certain share exchange transactions were considered as exchanges of similar assets transactions and therefore neither a profit nor a loss was recorded subsequent to the transaction and the newly acquired assets were recorded based on book value of the original assets.

                  In accordance with US GAAP:
                  According to EITF 98-3 and EITF 01-2 such transactions are not considered as exchanges of similar assets transaction and therefore the newly acquired assets were recorded based on their fair values.

                                 Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------


Note 28 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         A.       Differences between Israel GAAP and US GAAP (cont'd)

                  13.      Derivatives

                  In accordance with Israeli GAAP:
                  The Company applied FAS 52, FAS 80 and EITF 90-17 to account for its financial derivatives.

                  The results of financial derivatives held to hedge assets and liabilities are recorded in the statement of operations concurrently with the recording of the changes in the hedged assets and liabilities. Financial derivatives that are not held for hedging are stated in the balance sheet at fair value. Changes in the fair value are included in the statement of operations in the period they occurred.

                  In accordance with US GAAP:
                  The Company applied FAS 133 to the derivatives.

                  Most derivatives in the consolidated group do not meet the hedging criteria prescribed by FAS 133, therefore they are stated at fair value and changes in the fair value are charged to the statement of operations in the period they occurred.

                  14.      Impairment of Assets and Investments

                  In accordance with Israeli GAAP:
                  The Company applied Standard No. 15 under which the Company is required to test the recoverable amount of the assets, which is the higher of the net sales price and usage value. A loss from impairment will be reversed only if changes have occurred in the estimates used in determining the recoverable value of the asset, from the date of recognition of the last impairment.

                  In accordance with US GAAP:
                  The Company applied FAS 144 with respect to long-lived assets and APB 18 with respect to equity method investees.

                  Under FAS 144 an impairment of a long-lived asset is considered to be impaired only if the undiscounted cash flows of the related asset do not exceed its book value.

                  Under APB 18 a loss is recorded only when the impairment of the investee is other than temporary.

                  Under both FAS 144 and APB 18 reversals of impairments are not allowed.

                                 Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------

Note 28 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         A.       Differences between Israel GAAP and US GAAP (cont'd)

                  14.      Impairment of Assets and Investments (cont'd)

                  ECI's impairment:

                  In accordance with Israeli GAAP, on September 30, 2002 the Company wrote down its equity method investment in ECI by NIS 130 million (see Note 3A(1)). Of the NIS 130 million write down, the Company realized a capital reserve from foreign currency translation adjustments generated by Koor in relation to its investment in ECI, in the amount of NIS 105 million. The balance of NIS 25 million was charged to the statement of income. In accordance with US GAAP, under FAS 52, the capital reserve from translation differences will be realized only upon realization of the investment or liquidation of the investee company. Accordingly, an expense in respect to impairment in value was charged to the statement of operations of 2002.

                  Under US GAAP, due to the fact that Koor's share in ECI's shareholders' equity was higher than its investment in ECI, the excess of Koor's share in the equity over the investment was attributed to ECI's non-current assets.

                  From November 2003, the Company reversed the impairment under Israeli GAAP. The cancellation was recorded against the capital reserve from translation differences (credit) which was realized when the provision was recorded. According to US GAAP, the reversal of the impairment was not allowed.


                  15.      Amortization of Goodwill:

                  In accordance with Israeli GAAP:
                  Goodwill is amortized over its economic life which may not exceed 20 years. Goodwill is monitored for an impairment in value where there are indications indicating a permanent impairment in the value of the goodwill.

                  In accordance with US GAAP:
                  Effective January 1, 2002, goodwill balances are not amortized systematically but are instaed evaluated for recoverability by means of an impairment test to be performed at least once a year on a fixed date in accordance with the directives of FAS 142. Impairment of goodwill subsequent to the first implementation of the impairment test on January 1, 2002, was recorded as a cumulative effect in respect of a change in the accounting method. Accordingly, a cumulative effect of NIS 806 thousand was recorded in the adjustment note in 2002. No further impairments have been required subsequent to the initial implementation.

                                 Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------

Note 28 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         A.       Differences between Israel GAAP and US GAAP (cont'd)

                  16.      Consolidation of M-A Industries

                  As a result of the sale of shares of M-A Industries at the beginning of 2004, Koor's share in M-A Industries decreased to below 50%.

                  In accordance with Israeli GAAP:
                  The position of the Israeli Securities Authority is that when a company has been consolidated in the financial statements of the holding company and there has been a decrease in the voting rights to below 50%, if the overall economic circumstances have not essentially changed the consolidation of the investee company should be continued because of the importance of continuity and consistency of the accounting reports. Therefore and as explained in Note 3C(1) Koor continues to consolidate M-A Industries' financial statements.

                  In accordance with US GAAP:
                  The condition for a controlling financial interest is ownership of a majority voting interest, and, therefore, as a general rule ownership by one company, directly or indirectly, of over fifty percent of the outstanding voting shares of another company is a prerequisite for consolidation. Therefore, M-A Industries is accounted under the equity method for US GAAP purposes, beginning in 2004.


                  17.      Capitalization of licensing costs

                  In accordance with Israeli GAAP:
                  Certain costs incurred by the Company in connection with the registration process to obtain licenses to sell products in various jurisdictions are capitalized.

                  In addition, amounts which are paid by the Company to the original registrant as data compensation costs only after the U.S. Environmental Protection Agency (hereinafter: "EPA") issues a registration to the Company are also capitalized.

                  The capitalized licensing costs are amortized over the expected benefit period.

                  In accordance with U.S. GAAP:
                  The costs incurred by the Company in connection with the registration process to obtain licenses to sell products in various jurisdictions are deemed to be development costs under US GAAP and are expensed as incurred.

                  The amounts paid by the Company to the original registrant as data compensation costs only after the EPA issues a registration to the Company are capitalized and amortized over the expected benefit period.

                                 Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------


Note 28 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         A.       Differences between Israel GAAP and US GAAP (cont'd)

                  18.      Liabilities for employee severance benefits

                  In accordance with Israeli GAAP:
                  Amounts funded by purchase of insurance policies and by deposits with recognized severance pay funds are deducted from the related severance pay liability, which is then presented at a net amount.

                  In accordance with US GAAP:
                  The amounts funded would be presented as other long-term assets and the amount of the liability would be presented under long-term liabilities.


                  19.      Restatement

                  In prior years, one of the Company's subsidiaries capitalized for U.S. GAAP purposes certain costs incurred in connection with the registration process to obtain licenses to sell products in various jurisdictions. Under U.S. GAAP these costs are deemed to be development costs and should have been expensed as incurred.

                  In addition, one of the Company's subsidiaries incorrectly applied FAS No 109 with respect to the calculation of certain deferred tax items relating to temporary differences that arose from currency exchange rate differences.

                  Therefore, the reconciliation of material differences between Israeli and US GAAP has been restated. The impact on the reconciliation is disclosed below:

                                                            As reported       As restated
                                                          --------------   ----------------

                  2003
                  Net loss                                    (105,308)         (108,924)
                  Earnings (loss) per ordinary share             (6.81)            (7.04)

                  Intangible assets                          2,240,439        (2,011,874)
                  Deferred taxes                               269,468           206,189
                  Minority interests                         1,774,894         1,689,966
                  Shareholders equity                        1,662,480         1,582,122


                  2002
                  Net loss                                    (761,561)         (762,511)
                  Earnings (loss) per ordinary shares           (50.18)           (50.25)



                                 Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------

Note 28 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)


         B. The effect of the material differences between Israeli and US GAAP on the financial statements

         1.        Statements of operations:

                                                                                             Year ended December 31
                                                                             ----------------------------------------------------
                                                                                    2004                2003               2002
                                                                             ------------   -----------------   -----------------
                                                                                               NIS thousands
                                                                             ----------------------------------------------------

         a) Net earnings (loss) as reported, according to
                  Israeli GAAP                                                  144,990             46,362          (766,969)

                  Amortization of deferred interest in respect of
                   the restructuring of debts                                         -                  -             4,812
                  Salary expenses in respect of share options
                   issued to employees                                          (91,318)          (185,276)              486
                  Loss (gain) from marketable securities, net                    (4,295)           (58,319)           54,145
                  Provisions for anticipated losses from realization
                   of convertible securities in investee companies               10,106             50,729              (515)
                  Amortization of discount in respect of
                   convertible debentures                                             -                (18)             (338)
                  Severance pay arising from an efficiency program               17,326            (10,181)            7,130
                  Capital gain from a decline in holding in
                   consolidated company                                          11,829                  -             6,199
                  Venture capital investments                                   (20,726)            15,790           (16,327)
                  Temporary differences resulting from recognition
                   of revenue arising from application of SAB 101                     -              7,949             2,230
                  Profit from exchange of assets                                      -                  -            15,105
                  Discontinued activities                                             -                  -               835
                  Impairment in value of assets and investments                  (1,277)            (4,983)            5,858
                  Differences from investee due to impairment
                   previously recorded                                           29,588            (19,676)          (14,342)
                  Foreign currency translation due to impairment                      -                  -          (105,124)
                  Amortization of goodwill                                       39,938             40,949            87,234
                  Expensing of licensing costs                                   (8,859)          *(16,793)         *(53,594)
                  Derivatives (FAS 133)                                           4,602            (34,002)          (12,690)
                  Other                                                             711              1,078            (4,669)
                                                                             ------------   -----------------   -----------------
                                                                                (12,375)          (212,753)          (23,565)
                  Income taxes                                                  (21,212)           (79,808)           42,434
                  Minority interests in respect of the above
                   differences                                                      170           *137,275          *(13,605)
                                                                             ------------   -----------------   -----------------
                                                                                (33,418)          (155,286)            5,264

                  Cumulative effect as beginning of the year                          -                  -              (806)
                                                                             ------------   -----------------   -----------------
                                                                                (33,418)          (155,286)            4,458
                                                                             ------------   -----------------   -----------------

                  Net earnings (loss) according to US GAAP                      111,572         *(108,924)         *(762,511)
                                                                             ============   =================   =================

                  *        Restated, see Note 28A(19).

                                 Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------

Note 28 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         B. The effect of the material differences between Israeli and US GAAP on the financial statements (cont'd)

         1.       Statements of operations (cont'd):

         b)       Earnings (loss) per ordinary share

                                                                                              Year ended December 31
                                                                            ----------------------------------------------------
                                                                                    2004               2003               2002
                                                                            -------------    ---------------    ----------------
                                                                                                   NIS
                                                                            ----------------------------------------------------

                  Basic earnings per ordinary share:

                  As reported according to Israeli GAAP                            8.85               2.95            (50.55)

                  As reported according to US GAAP                                 7.05            * (7.04)         * (50.25)
                                                                            =============    ===============    ================
                  Weighted average of number of shares
                   and share equivalents according to
                   US GAAP                                                   15,824,185         15,474,614        15,173,291
                                                                            =============    ===============    ================

                  Fully diluted earnings per ordinary share:

                  As reported according to Israeli GAAP                            8.85               2.95            (50.55)
                                                                            =============    ===============    ================

                  As reported according to US GAAP                                 4.89            * (7.82)         * (50.65)
                                                                            =============    ===============    ================

                  Weighted average of number of shares and
                   share equivalents according to US GAAP                    16,242,770       **15,474,614      **15,173,291
                                                                            =============    ===============    ================
                  *        Restated, see Note 28A(19).

                  ** Share equivalents are not reflected in US GAAP due to the fact that they are anti-dilutive.


                                                                                    Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
-----------------------------------------------------------------------------------------------------------------------------------

Note 28 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         B.       The effect of the material differences between Israeli and US
                  GAAP on the financial statements (cont'd)

         2.       Balance sheet:


                                                                                                                       December 31
                                                                   ----------------------------------------------------------------
                                                                                                2004
                                                                   -------------------------------------------------------------
                                                                         Israeli   Discontinuance of
                                                                            GAAP    consolidation of
                                                                                                 M-A
                                                                                      Industries(11)   Adjustments        US GAAP
                                                                    -------------  -----------------   -----------   ------------

         Cash and cash equivalents                                      617,310         (174,375)              -          442,935
         Short-term deposits and investment (1)                         416,468           (6,733)         32,911          442,646
         Receivables                                                  2,173,599       (1,590,552)              -          583,047
         Other receivables                                              528,983         (332,817)              -          196,166
         Inventories and projects in progress                         2,294,885       (1,985,428)              -          309,457
         Assets designed for sale                                        41,765                -               -           41,765
         Investments in affiliates (2)                                1,375,160        1,471,197        (154,317)       2,692,040
         Investments and other receivables (1)(3)                       489,031          (95,073)        202,105          596,063
         Fixed assets, net                                            2,852,907       (1,876,731)          8,574          984,750
         Intangible assets after amortization (4)                     2,357,458       (2,316,290)         30,198           71,366
         Total assets                                                13,147,566       (6,906,802)        119,471        6,360,235
         Short-term liabilities                                       1,738,456         (603,210)              -       1,135,246
         Trade payables                                               1,667,455       (1,404,171)              -          263,284
         Other payables (5)(6)                                        1,369,442         (867,233)          8,020          510,229
         Customer advances                                              353,371           (9,891)              -          343,480
         Bank loans and other                                         2,341,115         (440,968)              -        1,900,147
         Convertible debentures                                         811,291         (811,291)              -                -
         Deferred taxes (7)                                             240,468         (234,157)         29,304           35,615
         Liability for employee severance benefits (3)                  197,168         (115,061)        197,614          279,721
         Minority interests (8)                                       2,552,333       (2,420,820)         (6,850)         124,663
         Capital reserve for "available-for-sale" securities (2)              -                -           6,442            6,442
         Capital reserves (9)(10)                                     2,358,425                -         276,419        2,634,844
         Retained losses  (8)                                          (966,152)               -        (391,478)      (1,357,630)
         Total shareholders' equity                                   1,876,467                -        (108,617)       1,767,850

         *        Restated, see Note 28A(19).



Continued --


                                                                  ------------------------------------------------
                                                                                         2003
                                                                   -----------------------------------------------
                                                                         Israeli
                                                                            GAAP

                                                                                       Adjustment          US GAAP
                                                                    -------------    ------------    -------------

         Cash and cash equivalents                                        593,403               -          593,403
         Short-term deposits and investment (1)                           366,809               -          366,809
         Receivables                                                    2,052,461          10,847        2,063,308
         Other receivables                                                452,170               -          452,170
         Inventories and projects in progress                           1,885,751               -        1,885,751
         Assets designed for sale                                          42,525               -           42,525
         Investments in affiliates (2)                                    943,764         (60,839)         882,925
         Investments and other receivables (1)(3)                         483,384         290,230          773,614
         Fixed assets, net                                              2,928,407          11,455        2,939,862
         Intangible assets after amortization (4)                       2,121,083       *(109,209)      *2,011,874
         Total assets                                                  11,869,757        *142,484      *12,012,241
         Short-term liabilities                                         1,577,402               -        1,577,402
         Trade payables                                                 1,342,783               -        1,342,783
         Other payables (5)(6)                                          1,270,217          75,551        1,345,768
         Customer advances                                                350,535               -          350,535
         Bank loans and other                                           3,119,837               -        3,119,837
         Convertible debentures                                           340,270               -          340,270
         Deferred taxes (7)                                               199,787          *6,402         *206,189
         Liability for employee severance benefits (3)                    192,002         265,365          457,367
         Minority interests (8)                                         1,736,531        *(46,565)      *1,689,966
         Capital reserve for "available-for-sale" securities (2)                -         (30,074)         (30,074)
         Capital reserves (9)(10)                                       2,367,341        *229,863       *2,597,204
         Retained losses  (8)                                          (1,111,142)      *(358,060)     *(1,469,202)
         Total shareholders' equity                                     1,740,393       *(158,271)      *1,582,122

         *        Restated, see Note 28A(19).


                                 Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------


Note 28 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         B. The effect of the material differences between Israeli and US GAAP on the financial statements (cont'd)

         (1)      Adjustment of value of investment securities to market value.
         (2)      Adjustments to the investments in M-A Industries and ECI
         (3) Reconciliation of deposits funded in respect of severance pay.
         (4) Reversal of periodical provisions related to goodwill and intangible assets.
         (5) Provision for employee severance benefits resulting from an efficiency program.
         (6)      Financial derivatives.
         (7)      Change in deferred taxes.
         (8)      Effects of the reconciliation to US GAAP.
         (9)      Share options issued to employees.
         (10) Cumulative foreign currency translation adjustments, cancellation of provision for decline in value of autonomous investee.
         (11)     See Note 28 A(16).

         3.       Comprehensive loss

         "Comprehensive earnings (loss)" consists of the change, during the current period, in the Company's shareholder equity that does not derive from shareholders' investments or from the distribution of earnings to shareholders.

         Comprehensive earnings (loss) include two components - net earnings and other comprehensive earnings. Net earnings are the earnings stated in the statement of operations and other comprehensive earnings include the amounts that are recorded directly in shareholders' equity and that do not derive from transactions with shareholders.

                                                                          Year ended December 31
                                                           ---------------------------------------------------
                                                                  2004               2003               2002
                                                           ------------   ----------------    ----------------
                                                                          NIS thousands
                                                           ---------------------------------------------------

         Net earnings (loss) according to US GAAP             111,572          *(108,924)        *(762,511)
                                                           ------------   ----------------    ----------------
         Other comprehensive earnings, after tax:
         Adjustments from translation of
          financial statements of investee
          companies                                            (9,546)         *(143,585)         *389,873
         FAS 133                                              (10,964)             6,487            (5,397)
         Unrealized gains (loss) from securities               36,516             32,572           (54,145)
                                                           ------------   ----------------    ----------------
         Total other comprehensive earnings (loss)             16,006           (104,526)          330,331
                                                           ------------   ----------------    ----------------
         Total comprehensive earnings (loss)                  127,578           (213,450)         (432,180)
                                                           ============   ================    ================

         *        Restated, see Note 28A(19).

                                 Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------



Note 28 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         C. Condensed figures of M-A Industries and ECI according to Regulation S-X 4-08

         (1)     M-A Industries condensed figures

         A.      As at December 31, 2004

                                       Israeli GAAP       Adjustments          US GAAP
                                     --------------     -------------    --------------
                                      US$ thousands     US$ thousands    US$ thousands
                                     --------------     -------------    --------------

         Current assets                     949,338            5,323          954,661
         Non-current assets                 985,229           42,118        1,027,347
         Current liabilities                669,571           14,685          684,256
         Non-current liabilities            333,423           24,631          358,054
         Minority interests                  18,756           (1,981)          16,775
         Convertible debentures              38,322                -           38,322


         B.       For the year ended December 31, 2004 according to Israeli GAAP

         Revenue from sales and services                             1,539,702
         Gross profit                                                  595,794
         Net income according to Israeli GAAP                          165,527

         Adjustment to US GAAP                                         (41,789)
         Net income according to US GAAP                               123,738


         (2)      ECI's condensed figures according to US GAAP

                                                          2004             2003
                                                --------------    --------------
                                                 US$ thousands    US$ thousands
                                                --------------    --------------

      As at December 31

      Current assets                                  449,556          537,528
      Non-current assets                              405,253          364,468
      Current liabilities                             248,012          242,037
      Non-current liabilities                          50,943           86,673
      Minority interests                                4,086            3,781


      For the year ended December 31

      Revenues                                        496,712          392,567
      Gross profit                                    195,741          153,269
      Income (loss) from continuing operations         14,056          (44,723)
      Net income (loss)                                10,153          (71,040)

                                 Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------

Note 29 - Events (Unaudited) Subsequent to the Date of the Independent Auditors' Report

A. On July 6, 2005 the Company signed an amendment to the agreements with Elbit and Federman (see Note 3H(2)), pursuant to which the Company will sell its entire holdings in Elisra to Elbit, instead of to Tadiran Communications as per the original agreements, for approximately $70 million and additional consideration following receipt of future insurance proceeds. The Company also received the right to acquire Dekolink Ltd., a start-up company in the cellular field that is wholly-owned by Elisra. As originally agreed, the Company will sell the balance of its holdings in Tadiran Communications to Elbit for $83 million. However, under the amended terms of the transactions, contrary to the terms of the original agreement, this sale will be conducted in two parts, and the Company and Elbit will share joint control of Tadiran Communications, as described in Note 3H(2), following the sale of the first 5%. The sale of the Company's remaining shares in Tadiran Communications is contingent on the execution of the sale of its holdings in Elisra to Elbit. Elbit's acquisition of Elisra is subject to the approvals of Elbit's shareholders at general meeting to be held within sixty days and Israel's Anti-Trust Commissioner. In addition, under the amended terms of the transactions, contrary to the terms of the original agreement, the Company will acquire only an additional 2.3% of Elbit from Federman for $25 million, regardless of whether the sale of Elisra is approved by the Israeli Anti-Trust Commissioner. Upon completion of all the stages of these transactions, the Company will hold approximately 7.6% of Elbit.


B. On April 10, 2005, as part of a private placement to Israeli institutional investors, the Company issued NIS 400 million par value in debentures for NIS 400 million in cash, as well as 800,000 options without consideration. The debentures bear annual interest of 3.75%, linked to the CPI, which is paid on April 30 and October 31 of each year. The debentures are linked to the CPI and will be repaid in a balloon payment on April 30, 2010. Each option is exercisable for one ordinary share par value NIS 0.001 of the Company until April 30, 2010, at an exercise price of NIS 300. The Company intends to register for trade on the Tel-Aviv stock exchange the shares that will ensue from exercise of the options.


C. On June 7, 2005, the Company received a bill of indictment from the Anti-Trust Authority in accordance with the notice from February, 2 2005 as described in Note 18A(1)(b).

 [Letterhead of Kost, Forer Gabbay & Kasierer, a Member of Ernst & Young Global]

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                             TO THE SHAREHOLDERS OF

                          TADIRAN COMMUNICATIONS LTD.

         We have audited the consolidated balance sheet of Tadiran communications Ltd. ("the Company") and its subsidiaries as of December 31, 2004 (not presented separately herein.) This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this balance sheet based on our audit. We did not audit the balance sheet of a certain subsidiary, whose assets included in consolidation constitute approximately 7% of total consolidated assets as of December 31, 2004. The balance sheet of this subsidiary was audited by other independent auditor, whose report has been furnished to us, and our opinion, insofar as it relates to amounts included for this certain subsidiary, is based solely on the report of the other independent auditors.

         We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit and the report of other auditors provide a reasonable basis for our opinion.

         In our opinion, based on our audit and the report of other independent auditors, the consolidated balance sheet referred to above presents fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2004, in conformity with generally accepted accounting principles in Israel, which differ in certain respects from accounting principles generally accepted in the United States (see Note 32 to the consolidated financial statements).



                                           /s/ Kost, Forer Gabbay & Kasierer

Tel-Aviv, Israel                             KOST, FORER GABBAY & KASIERER
March 20, 2005                             A Member of Ernst & Young Global

           [Letterhead of Hoberman, Miller, Goldstein & Lesser, P.C.]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Stockholder and Board of Directors
Talla-Com, Tallahassee Communications Industries, Inc. and Subsidiaries


We have audited the accompanying consolidated balance sheets of Talla-Com, Tallahassee Communications Industries, Inc. and Subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations and retained earnings and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Talla-Com, Tallahassee Communications Industries, Inc. and Subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for the years then needed, in conformity with accounting principles generally accepted in the United States of America.

Accounting principles generally accepted in the United States vary in certain significant respects from accounting principles generally accepted in Israel. Application of accounting principles generally accepted in Israel did not have a material effect on the results of operations, shareholder's equity and cash flows for the years ended December 31, 2004 and 2003.



                         /s/ Hoberman, Miller, Goldstein & Lesser, CPA'S, P.C.


January 28, 2005

            [Letterhead of Brightman Almagor & Co., a Member Firm of
                          Deloitte & Touche Tohmatsu]

         Report of Independent Registered Public Accounting Firm To The
                                Shareholders of
                         Tadiran Electronic System Ltd.



We have audited the accompanying balance sheets of Tadiran Electronic System ("the Company") as of December 31, 2004 and 2003 and the related statements of operations, changes in shareholders' equity and cash flows, for each of the three years, in the period ended December 31, 2004. These financial statements are the responsibility of the Company's Board of Directors and of its management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003, and the results of its operations, changes in its shareholders' equity and its cash flows for the three years, in the period ended December 31, 2004, in conformity with generally accepted accounting principles in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 16 to the financial statements.

As explained in Note 2A, the financial statements are presented in U.S. dollars.



/s/ Brightman Almagor & Co.
Brightman Almago & Co.
Certified Public Accountants
Tel Aviv, Israel
February 14, 2005

            [Letterhead of Brightman Almagor & Co., a Member Firm of
                          Deloitte & Touche Tohmatsu]

         Report of Independent Registered Public Accounting Firm To The
                                Shareholders of
                            Tadiran Spectralink Ltd.



We have audited the accompanying balance sheets of Tadiran Sprectralink Ltd. ("the Company") as of December 31, 2004 and 2003 and the related statements of operations, changes in shareholders' equity and cash flows, for each of the three years, in the period ended December 31, 2004. These financial statements are the responsibility of the Company's Board of Directors and of its management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003, and the results of its operations, changes in its shareholders' equity and its cash flows for the three years, in the period ended December 31, 2004, in conformity with generally accepted accounting principles in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 22 to the financial statements.



As explained in Note 2A, the financial statements are presented in U.S. dollars.


/s/ Brightman Almagor & Co.
Brightman Almagor & Co.
Certified Public Accountants
Tel Aviv, Israel
February 14, 2005

           [Letterhead of Hoberman, Miller, Goldstein & Lesser, P.C.]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Board of Directors
Tadiran Electronic Industries, LLC

We have audited the accompanying balance sheet of Tadiran Electronic Industries, LLC (formerly Tadiran Electronic Industries, Inc.) as of December 31, 2004 and the consolidated balance sheet of Tadiran Electronic Industries, LLC and Subsidiary as of December 31, 2003, and the consolidated statements of operations, member's equity, and cash flows for each of the three years in the period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tadiran Electronic Industries, LLC as of December 31, 2004 and the consolidated financial position of Tadiran Electronic Industries, LLC and Subsidiary as of December 31, 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The additional information on pages 13 through 16 is presented for the purpose of additional analysis rather than to present the financial position and results of operations of the individual companies, and is not a required part of the basic consolidated financial statements. This additional information is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in our audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic consolidated financial statements taken as a whole.

Accounting principles generally accepted in the United States vary in certain significant respects from accounting principles generally accepted in Israel. Application of accounting principles generally accepted in Israel did not have a material effect on the results of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2004.

                          /s/ Hoberman, Miller, Goldstein & Lesser, CPA'S, P.C.


January 21, 2005

           [Letterhead of Hoberman, Miller, Goldstein & Lesser, P.C.]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
Microwave Networks, Inc. and Subsidiary

We have audited the accompanying consolidated balance sheet of Microwave Networks, Inc. and Subsidiary as of December 31, 2004 and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements of material mismanagement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Microwave Networks, Inc. and Subsidiary as of December 31, 2004, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Accounting principles generally accepted in the United States vary in certain significant respects from accounting principles generally accepted in Israel. Application of accounting principles generally accepted in Israel did not have a material effect on the results of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2004.

                         /s/ Hoberman, Miller, Goldstein & Lesser, CPA'S, P.C.


January 21, 2005

 [Letterhead of Kost, Forer Gabbay & Kasierer, a Member of Ernst & Young Global]

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                             To the shareholders of

                                KOOR TRADE LTD.

         We have audited the accompanying balance sheets of Koor Trade Ltd. ("the Company") as of December 31, 2004 and 2003 and the related statements of operations, changes in shareholder's equity and cash flows for each of the three years in the period ended December 31, 2004 (not presented separately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We did not audit the financial statements of certain companies the investment in which based on the equity method of accounting, amounted to NIS 49 million and NIS 34.1 million as of December 31, 2004 and 2003, respectively, and the Company's equity in their income amounted to NIS 8.7 million, NIS 5.6 million and NIS 6.5 million for the years ended December 31, 2004, 2003 and 2002, respectively. Those financial statements which presented in accordance with U.S. generally accepted accounting principles, were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts utilized by Company's management (before reconciliation to Israel generally accepted accounting principles), is based solely on the reports of the other auditors.

         We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts (including the Company's reconciliation of the financial statements of the aforementioned certain subsidiaries to Israel generally accepted accounting principles from U.S. generally accepted accounting principles) and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

         In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended of December 31, 2004, in conformity with accounting principles generally accepted in Israel, which differ in certain respects from those followed in the United States, as described in Note 7 to the financial statements.

                                         /s/ Kost, Forer Gabbay & Kasierer

Tel-Aviv, Israel                             KOST, FORER GABBAY & KASIERER
March 21, 2004                              A Member of Ernst & Young Global

            [Letterhead of Blick Rothenberg, Chartered Accountants]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM TO THE
SHAREHOLDERS OF BALTON CP LIMITED

We have audited the accompanying consolidated balance sheets of Balton CP Limited (the "Company") and its subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004 (not presented separately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the company's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and cash flows for each of the three years in the period ended of December 31, 2004, in conformity with accounting principles generally accepted in United States.


/s/ Blick Rothenberg
Blick Rothenberg
Chartered Accountants and Registered Auditors
London, England

20 March 2005

                     [Letterhead of Einfeld Symonds Vince]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF KOOR INTER-TRADE (ASIA)
PTY LIMITED AND ITS SUBSIDIARIES

         We have audited the accompanying consolidated balance sheets of KOOR INTER-TRADE (ASIA) PTY LIMITED ("the Company") and its subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004 (not presented separately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts (including the Company's reconciliation of the financial statements to Israel generally accepted accounting principles and to U.S. generally accepted accounting principles) and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2004 and 2003, and the consolidated results of their operations and cash flows for each of the three years in the period ended of December 31, 2004, in conformity with Australian generally accepted accounting principles, which differ in certain respects from those followed in the United States and in Israel as described in Note 1 to the consolidated financial statements.


Dated at Sydney the 8th day of March 2005

/s/ Einfeld Symonds Vince
EINFELD SYMONDS VINCE

Chartered Accountants


/s/ Graham B. Einfeld
GRAHAM B. EINFELD
Partner

           [Letterhead of Kost, Forer Gabbay & Kasierer, a Member of
                             Ernst & Young Global]

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                             To the shareholders of

                         LUXEMBURG PHARMACEUTICAL LTD.

         We have audited the accompanying consolidated balance sheets of Luxemburg Pharmaceutical Ltd. ("the Company") and its subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the two years in the period ended December 31, 2004 (not presented separately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts (including the Company's reconciliation of the consolidated financial statements to U.S. generally accepted accounting principles) and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit and the report of other auditors provide a reasonable basis for our opinion.

         In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2004 and 2003, and the consolidated results of their operations and cash flows for each of the two years in the period ended of December 31, 2004, in conformity with Israel generally accepted accounting principles, which differ in certain respects form those followed in the United States, as described in Note 21 to the consolidated financial statements.


                                            /s/ Kost, Forer Gabbay & Kasierer

Tel-Aviv, Israel                              KOST, FORER GABBAY & KASIERER
February 17, 2005                            A Member of Ernst & Young Global

           [Letterhead of Kost, Forer Gabbay & Kasierer, a Member of
                             Ernst & Young Global]

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                             To the shareholders of

                    LYCORED NATURAL PRODUCTS INDUSTRIES LTD.

         We have audited the accompanying consolidated balance sheets of Lycored Natural Products Industries Ltd. ("the Company") and its subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004 (not presented separately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We did not audit the financial statements of a certain subsidiary, whose assets included in consolidation constitute approximately 18% and 16% of total consolidated assets as of December 31, 2004 and 2003, and whose revenues included in consolidation constitute approximately 37% and 35% of total consolidated revenues for the two years ended December 31, 2004. Those financial statements, presented in accordance with accounting principles generally accepted in the United Kingdom and including reconciliation to United States generally accepted accounting principles, were audited by other auditors whose reports as of and for the years ended December 31, 2004 and 2003, have been furnished to us, and our opinion, insofar as it relates to the amounts utilized by Company's management (before reconciliation to Israel generally accepted accounting principles) of and for the years ended December 31, 2004 and 2003, is based solely on the reports of other auditors.

         We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the company's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts (including the Company's reconciliation of the financial statements of the aforementioned subsidiary to Israel generally accepted accounting principles) and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit and the report of other auditors provide a reasonable basis for our opinion.

         In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2004 and 2003, and the consolidated results of their operations and cash flows for each of the three years in the period ended of December 31, 2004, in conformity with Israel generally accepted accounting principles, which differ in certain respects form those followed in the United States, as described in Note 21 to the consolidated financial statements.

                                              /s/ Kost, Forer Gabbay & Kasierer

Tel-Aviv, Israel                                KOST, FORER GABBAY & KASIERER
February 24, 2005                              A Member of Ernst & Young Global

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                             To the shareholders of

                                Nutriblend LTD.


         We have audited the accompanying balance sheets of Nutriblend Ltd. ("the Company") as at December 31, 2004 and 2003, and the related statements of operations, changes in shareholder's equity and cash flows for each of the two years in the period ended December 31, 2004 (not presented separately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the company's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, based on our audits the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the two years in the period ended of December 31, 2004, in conformity with accounting principles generally accepted in United Kingdom, which differ in certain respects from those followed in the United States, as described in Note 22 to the financial statements.



/s/ Goodman Jones
London                                              Goodman Jones
January 20,  2005                       Chartered Accountants Registered Author

           [Letterhead of Kost, Forer Gabbay & Kasierer, a Member of
                             Ernst & Young Global]

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                             To the Shareholders of

                       TELRAD CONNEGY COMMUNICATIONS INC.

         We have audited the accompanying consolidated balance sheet of Telrad Connegy Communications Inc. ("the Company") and its subsidiaries as of December 31, 2004 and 2003 and the related consolidated statements of operations in shareholders' equity (deficiency) and the consolidated cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2004, and 2003 and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States, which differ in certain respects from those followed in Israel, as described in Note 14 to the consolidated financial statements.

                                             /s/ Kost, Forer Gabbay & Kasierer

Tel-Aviv, Israel                                KOST, FORER GABBAY & KASIERER
March 27, 2005                                 A Member of Ernst & Young Global

           [Letterhead of Kost, Forer Gabbay & Kasierer, a Member of
                             Ernst & Young Global]

            Report Of Independent Registered Public Accounting Firm

                  to the Partners of Koor Venture Capital L.P.

We have audited the accompanying balance sheets of Koor Ventures Capital L.P. (the "Partnership") as at December 31, 2004 and 2003, and the related statements of operations, shareholders' equity and cash flows, for each of the three years, the last of which ended December 31, 2004. These financial statements are the responsibility of the Partnership's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of an affiliate, which Partnership's investment constitute NIS 12,466 thousand and NIS 7,313 thousand, as of December 31, 2004 and 2003, respectively, and its equity in losses constitute NIS 329 thousand for the years ended December 31, 2004, 2003 and 2002, respectively. The financial statements of the affiliate were audited by other auditors whose reports thereon were furnished to us. Our opinion, insofar as it relates to amounts included for the affiliate, is based solely on the said reports of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Management, as well as evaluating the overall financial statement presentation. We believe that our audits, and reports of the other auditors, provide a reasonable basis for our opinion.

In our opinion, based on our audits and on the reports of the above-mentioned other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of the Partnership as of December 31, 2004 and 2003 and the results of their operations, the changes in shareholders' equity and their cash flows for each of the three years, the last of which ended December 31, 2004 in conformity with accounting principles generally accepted in Israel.

As explained in Note 2, the financial statements for dates and reporting periods subsequent to December 31, 2003 are stated in reported amounts, in accordance with the accounting standards of the Israel Accounting Standards Board. The financial statements for dates and reporting periods that ended up to the aforementioned date are stated in values that were adjusted to that date according to the changes in the general purchasing power of the Israeli currency, in accordance with opinions of the Institute of Certified Public Accountants in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects form accounting principles generally accepted in the United States of America. (US GAAP). Information relating to the nature and effect of such differences is presented in Note 8 to the financial statements.

                                           /s/ Kost, Forer Gabbay & Kasierer

Tel-Aviv, Israel                              KOST, FORER GABBAY & KASIERER
March 20, 2005                               A Member of Ernst & Young Global

            [Letterhead of Brightman Almagor & Co., a Member Firm of
                          Deloitte & Touche Tohmatsu]

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

 To the Board of Directors and Shareholders of Scopus Network Technologies Ltd


We have audited the accompanying balance sheets of Scopus Network Technologies Ltd ("the Company") as of December 31, 2004 and 2003 and the related consolidated statements of operations, changes in shareholders' equity and cash flows, for each of the three years, in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2004 and 2003, and the consolidated results of its operations, changes in its shareholders' equity and its cash flows for the three years, in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Accounting principles generally accepted in the United States of America vary in certain respects from accounting principles generally accepted in Israel. As stated in Note 2Q, for purposes of these financial statements, the application of the latter would not have materially effected the Company's net loss for each of the three years in the period ended December 31, 2004, and its shareholders' equity and its financial position as of December 31, 2004 and 2003 as reported in these financial statements.

/s/ Brightman Almagor & Co.
Brightman Almagor & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu
Tel Aviv, Israel
February 17, 2005

            [Letterhead of Brightman Almagor & Co., a Member Firm of
                          Deloitte & Touche Tohmatsu]

            Report Of Independent Registered Public Accounting Firm

To the Shareholders of
Koorshevel Ltd

We have audited the accompanying balance sheets of Koorshevel ("the Company") as of December 31, 2004 and 2003 and the related consolidated statements of operations, shareholders' equity, and cash flows, for each of the three years, in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and on the reports of the other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003, and the results of operations and cash flows of the Company for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in Israel.

As explained in Note 2(2), the financial statements for dates and reporting periods subsequent to December 31, 2003 are stated in reported amounts, in accordance with the accounting standards of the Israel Accounting Standards Board. The financial statements for dates and reporting periods ended up to the aforementioned date are stated in values that were adjusted to that date according to the changes in the general purchasing power of the Israeli currency, in accordance with opinions of the Institute of Certified Public Accountants in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America (U.S. GAAP). Information relating to the nature and effect of such differences is presented in Note 8 to the financial statements.

/s/ Brightman Almagor & Co.
Brightman Almagor & Co.
Certified Public Accountants (Isr.)
A member firm of Deloitte Touche Tohmatsu
Tel Aviv, March 9, 2005

            [Letterhead of Brightman Almagor & Co., a Member Firm of
                          Deloitte & Touche Tohmatsu]

            Report Of Independent Registered Public Accounting Firm

To the Shareholders of
Sheraton Moriah (Israel) Ltd.

We have audited the accompanying balance sheets of Sheraton Moriah (Israel) Ltd. (the "Company") as of December 31, 2004 and 2003, and the consolidated balance sheets of the Company and its subsidiaries as at such dates, and the related statements of operations, shareholders' equity, and cash flows, for each of the three years, in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain subsidiaries, including those whose assets constitute 2% of the total consolidated assets as of December 31, 2003, and whose revenues constitute 12% and 18% of the total consolidated revenues for the years ended December 31, 2003 and 2002 respectively. Furthermore, we did not audit the financial statements of an affiliate accounted for by use of the equity method. The Company's equity in that affiliate's net assets as of December 31, 2004 and 2003, amounts to NIS
4.7 million and NIS 5.6 million, respectively and its shares in losses constitutes NIS 0.9 million, NIS 1.1 million and NIS 2.2 million in that affiliate's net loss for the years ended December 31, 2004, 2003 and 2002, respectively. The financial statements of those consolidated subsidiaries and the affiliate which were prepared in accordance with Israeli GAAP, were audited by other auditors whose reports thereon were furnished to us, and our opinion, insofar as it relates to amounts included for such subsidiaries and affiliate, before conversion to generally accepted accounting principles in the United States of America, is based solely on the reports of the other auditors.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and on the reports of the other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of the Company and the consolidated financial position of the Company and its subsidiaries as of December 31, 2004 and 2003, and the results of operations and cash flows - of the Company and on a consolidated basis - for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in Israel.

As explained in Note 2(1), the financial statements for dates and reporting periods subsequent to December 31, 2003 are stated in reported amounts, in accordance with the accounting standards of the Israel Accounting Standards Board. The financial statements for dates and reporting periods ended up to the aforementioned date are stated in values that were adjusted to that date according to the changes in the general purchasing power of the Israeli currency, in accordance with opinions of the Institute of Certified Public Accountants in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America. The effect of the application of the latter on the consolidated financial position as of December 31, 2004 and on the consolidated results of operation for the year then ended is summarized in Note 28.

As described in Note 2 (15) to the financial statements the 2002 and 2003 annual financial statements have been restated due to an expense paid by a controlling party for the Company to a third party.



/s/ Brightman Almagor & Co.
Brightman Almagor & Co.
Certified Public Accountants (Isr.)
A member firm of Deloitte Touche Tohmatsu
Tel Aviv, March 9, 2005

           [Letterhead of Kost, Forer Gabbay & Kasierer, a Member of
                             Ernst & Young Global]

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                            To the Venturers of the

                      Joint Venture - Sheraton City Tower

         We have audited the balance sheets of the Joint Venture - Sheraton City Tower ("the Joint Venture") as of December 31, 2004 and 2003, and the related statements of operations, changes in venturers' deficiency and cash flows for the years then ended (not presented separately herein). These financial statements are the responsibility of the Joint Venturer's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Joint Venture's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of the Joint Venture as of December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles in Israel (which principles differ in certain respects from accounting principles generally accepted in the United States - see Note
18).

         As described in Note 2A, the financial statements as of the dates and for the reported periods subsequent to December 31, 2003, are presented in reported amounts, in conformity with Accounting Standards of the Israel Accounting Standards Board. The financial statements as of the dates and for the reported periods until the aforementioned date are presented in values that were adjusted until that date according to the changes in the general purchasing power of the Israeli currency, in accordance with pronouncements of the Institute of Certified Public Accountants in Israel.


                                           /s/ Kost, Forer Gabbay & Kasierer

Tel-Aviv, Israel                               KOST, FORER GABBAY & KASIERER
March 2, 2005                                A Member of Ernst & Young Global

                                                Makhteshim-Agan Industries Ltd.

Financial Statements as at December 31, 2004
-------------------------------------------------------------------------------


CONTENTS


                                                                           PAGE


Auditors' Report                                                          F-143


Consolidated Balance Sheets                                               F-144


Company Balance Sheets                                                    F-146


Consolidated Statements of Income                                         F-147


Company Statements of Income                                              F-148


Statements of Changes in Shareholders' Equity                             F-149


Consolidated Statements of Cash Flows                                     F-150


Company Statements of Cash Flows                                          F-152


Notes to the Financial Statements                                         F-154


Appendix to the Financial Statements - Schedule of Investee Companies     F-226

      [Letterhead of Somekh Chaikin, a Member Firm of KPMG International]



AUDITORS' REPORT TO THE SHAREHOLDERS OF
MAKHTESHIM-AGAN INDUSTRIES LTD.

We have audited the accompanying balance sheets of Makhteshim-Agan Industries Ltd. (the Company) as at December 31, 2004 and 2003, and the consolidated balance sheets of the Company and its subsidiaries as at such dates, and the related statements of income, changes in shareholders' equity and cash flows - Company and consolidated - for each of the three years, the last of which ended December 31, 2004. These financial statements are the responsibility of the Company's Board of Directors and its Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain subsidiaries, whose assets constitute 5% and 4% of the total consolidated assets as at December 31, 2004 and 2003, respectively, and whose revenues constitute 4%, 6% and 1% of the total consolidated revenues for each of the three years last of which ended December 31, 2004, respectively. The financial statements of those subsidiaries were audited by other auditors whose reports thereon were furnished to us. Our opinion, insofar as it relates to the amounts included for those companies, is based solely on the said reports of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards, including those prescribed under the Auditors' Regulations (Manner of Auditor's Performance), 1973. Such standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's Board of Directors and by its Management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and on the reports of other auditors, as mentioned above, the financial statements referred to above present fairly, all material respects, the financial position of the Company and the consolidated financial position of the Company and its subsidiaries, as at December 31, 2004 and 2003, and the results of the operations, the changes in the shareholders' equity and the cash flows - Company and consolidated - for each of the three years, the last of which ended December 31, 2004, in conformity with generally accepted accounting principles. Furthermore, these statements have, in our opinion, been prepared in accordance with the Securities Regulations (Preparation of Annual Financial Statements), 1993.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America (US GAAP). Information related to the nature and effect of such differences is presented in Note 34 of the financial statements.

As explained in Note 2(A), since the Company's functional currency is the U.S. dollar, the financial statements are prepared in U.S. dollars.

/s/ Somekh Chaikin

Somekh Chaikin
Certified Public Accountants (Isr.)

March 8, 2005, except for Note 34, as to which the date is July 13, 2005.


Consolidated Balance Sheets
---------------------------------------------------------------------------------------------


                                                                    As at December 31
                                                             --------------------------------
                                                                      2004              2003
                                                             -------------    ---------------
                                                  Note       US$ thousands     US$ thousands
                                             ------------    -------------    ---------------
Current assets
Cash and cash equivalents                                        40,477             49,849
Short-term investments                                            1,563              1,100
Trade receivables                                   3           369,209            301,694
Other receivables                                   4            77,219             54,538
Inventories                                         6           460,870            360,993
                                                             -------------    ---------------
                                                                949,338            768,174


Long-term investments, loans and receivables        8            22,070             18,044
                                                             -------------    ---------------

Fixed assets                                        9
Cost                                                            824,544            786,416
Less - accumulated depreciation                                 388,805            359,671
                                                             -------------    ---------------
                                                                435,739            426,745
                                                             -------------    ---------------
Other assets and deferred charges                  10

Cost                                                            743,310            612,275
Less - accumulated amortization                                 215,890            163,873
                                                             -------------    ---------------

                                                                527,420            448,402
                                                             -------------    ---------------



                                                             -------------    ---------------

                                                              1,934,567          1,661,365
                                                             =============    ===============


                                                                  Makhteshim-Agan Industries Ltd.

-------------------------------------------------------------------------------------------------


                                                                        As at December 31
                                                                 --------------------------------
                                                                          2004              2003
                                                                 -------------    ---------------
                                                      Note       US$ thousands     US$ thousands
                                                 ------------    -------------    ---------------
Current liabilities
Credit from banks                                       11          140,021            142,817
Trade payables                                          12          325,945            243,070
Other payables                                          13          192,405            150,541
Proposed dividend                                                    11,200              7,000
                                                                 -------------    ---------------

                                                                    669,571            543,428
                                                                 -------------    ---------------

Long-term liabilities
Loans from banks                                        14           93,023            269,233
Convertible debentures                                  15          150,000                  -
Other long-term liabilities                             16            9,337              2,470
Deferred taxes, net                                     17           54,354             43,778
Employee severance benefits, net                        18           26,709             24,774
                                                                 -------------    ---------------

                                                                    333,423            340,255
                                                                 -------------    ---------------


Minority interest                                                    18,756              6,436
                                                                 -------------    ---------------

Commitments and contingent liabilities                  19

                                                                 -------------    ---------------
Convertible debentures                                  15           38,322             77,705
                                                                 -------------    ---------------

Shareholders' equity                                    21          874,495            693,541
                                                                 -------------    ---------------







                                                                 -------------    ---------------

                                                                  1,934,567          1,661,365
                                                                 =============    ===============



/s/ Danny Biran                                /s/ Shlomo Yanai                     /s/ Eli Assraf
----------------------------------             ----------------                     --------------
Danny Biran                                    Shlomo Yanai                         Eli Assraf
Chairman of the Board of Directors             Chief Executive Officer              Chief Financial Officer


Date of approval of the financial statements: March 8, 2005, except for Note 34, as to which the date is July 13, 2005.


The notes and appendix to the financial statements are an integral part thereof.


                                                                      Makhteshim-Agan Industries Ltd.

Company Balance Sheets
-----------------------------------------------------------------------------------------------------



                                                                            As at December 31
                                                                     --------------------------------
                                                                              2004              2003
                                                                     -------------    ---------------
                                                          Note       US$ thousands     US$ thousands
                                                     ------------    -------------    ---------------
Current assets
Cash and cash equivalents                                                   2,649              3,191
Short-term investments                                                      1,900              5,454
Other receivables                                             4            11,699             12,945
Loans to investee companies                                   5            30,959             16,111
                                                                     -------------    ---------------
                                                                           47,207             37,701
                                                                     -------------    ---------------
Long-term investments, loans and receivables
Investee companies                                            7         1,008,999            735,005
Bank deposits                                                 8            19,016             29,101
Deferred taxes, net                                          17             6,674              1,095
                                                                     -------------    ---------------
                                                                        1,034,689            765,201
                                                                     -------------    ---------------

Office furniture and equipment, net                                           601                472
                                                                     -------------    ---------------

Deferred charges                                             10             2,458              1,618
                                                                     -------------    ---------------
                                                                        1,084,955            804,992
                                                                     =============    ===============

Current liabilities
Credit from banks                                            11                 -              4,500
Other payables                                               13             6,760              6,373
Proposed dividend                                                          11,200              7,000
                                                                     -------------    ---------------
                                                                           17,960             17,873
                                                                     -------------    ---------------
Long-term liabilities
Loans from banks                                             14                 -             12,375
Convertible debentures                                       15           150,000                  -
Employee severance benefits, net                             18             4,591              3,911
                                                                     -------------    ---------------
                                                                          154,591             16,286
                                                                     -------------    ---------------

Commitments and contingent liabilities                       19

Convertible debentures                                       15            37,909             77,292
                                                                     -------------    ---------------
Shareholders' equity                                         21           874,495            693,541
                                                                     -------------    ---------------

                                                                        1,084,955            804,992
                                                                     =============    ===============



----------------------------------             -----------------------              -----------------------
Danny Biran                                    Shlomo Yanai                         Eli Assraf
Chairman of the Board of Directors             Chief Executive Officer              Chief Financial Officer


Date of approval of the financial statements: March 8, 2005, except for Note 34, as to which the date is July 13, 2005.


The notes and appendix to the financial statements are an integral part thereof.


                                                                                               Makhteshim-Agan Industries Ltd.

Consolidated Statements of Income
------------------------------------------------------------------------------------------------------------------------------



                                                                                      For the year ended December 31
                                                                          ----------------------------------------------------
                                                                                   2004               2003              2002
                                                                 Note     US$ thousands      US$ thousands     US$ thousands
                                                               --------   --------------     -------------     ---------------
Revenues                                                           23         1,539,702         1,177,255            890,863
Cost of sales                                                      24           943,908           730,305            564,763
                                                                          --------------     -------------     ---------------

Gross profit                                                                    595,794           446,950            326,100
                                                                          --------------     -------------     ---------------

Expenses
Research and development, net                                      25            19,480            16,820             15,175
Selling and marketing                                              26           220,212           163,836            128,986
General and administrative                                         27            66,915            53,899             42,803
                                                                          --------------     -------------     ---------------

                                                                                306,607           234,555            186,964
                                                                          --------------     -------------     ---------------

Operating income                                                                289,187           212,395            139,136

Financing expenses, net                                            28            27,571            37,956             34,406
                                                                          --------------     -------------     ---------------

Income before other expenses, net                                               261,616           174,439            104,730

Other expenses, net                                                29            42,735            38,245             31,770
                                                                          --------------     -------------     ---------------

Income before taxes on income                                                   218,881           136,194             72,960

Taxes on income                                                    17            52,334            32,618             12,458

Income after taxes on income                                                    166,547           103,576             60,502

Minority interest in income of
 subsidiaries, net                                                               (1,020)             (802)              (424)
                                                                          --------------     -------------     ---------------

Net income                                                                      165,527           102,774             60,078
                                                                          --------------     -------------     ---------------



                                                                                    US$               US$                US$
                                                                          --------------     -------------     ---------------


Earnings per share                                                  31
Basic earnings per NIS 1 par value of shares                                       0.39              0.26              0.17
                                                                          ==============     =============     ===============

Fully diluted earnings per NIS 1 par value
 of shares                                                                         0.37              0.25              0.15
                                                                          ==============     =============     ===============




The notes and appendix to the financial statements are an integral part thereof.




                                                                                              Makhteshim-Agan Industries Ltd.

Company Statements of Income
-----------------------------------------------------------------------------------------------------------------------------



                                                                                      For the year ended December 31
                                                                          ---------------------------------------------------
                                                                                   2004               2003              2002
                                                                 Note     US$ thousands      US$ thousands     US$ thousands
                                                               --------   --------------     -------------     --------------
Income
Company's equity in income of investee
 companies, net                                                                 163,406           104,015             59,682
Management fees from investee companies                                          13,559            10,007              9,227
                                                                          --------------     -------------     --------------

                                                                                176,965           114,022             68,909
                                                                          --------------     -------------     --------------

Expenses
Research and development, net                                                         -               401                233
General and administrative                                         27            15,371            13,927              8,992
                                                                          --------------     -------------     --------------

                                                                                 15,371            14,328              9,225
                                                                          --------------     -------------     --------------

Operating income                                                                161,594            99,694             59,684

Financing income, net                                              28            (5,036)             (598)            (1,726)
                                                                          --------------     -------------     --------------

Income before other expenses (income), net                                      166,630           100,292             61,410

Other expenses (income), net                                                      1,850                (4)             1,118

Income before taxes on income (tax benefit)                                     164,780           100,296             60,292

Taxes on income (tax benefit)                                      17              (747)           (2,478)               214
                                                                          --------------     -------------     --------------

Net income                                                                      165,527           102,774             60,078
                                                                          ==============     =============     ==============



                                                                                    US$               US$               US$
                                                                          --------------     -------------     --------------


Earnings per share                                                 31
Basic earnings per NIS 1 par value of
 shares                                                                            0.39              0.26              0.17
                                                                          ==============     =============     ==============

Fully diluted earnings per NIS 1 par value
 of shares                                                                         0.37              0.25              0.15
                                                                          ==============     =============     ==============




The notes and appendix to the financial statements are an integral part thereof.



                                                                                      Makhteshim-Agan Industries Ltd.
Statements of Changes in Shareholders' Equity
---------------------------------------------------------------------------------------------------------------------

                                                                                        Receipts from
                                                               Share         Premium      issuance of         Capital
                                                             capital       on shares          options        reserves
                                                       -------------    -------------   -------------    -------------
                                                       US$ thousands   US$ thousands    US$ thousands   US$ thousands
                                                       -------------   --------------   -------------   -------------

Balance as of December 31, 2001                             101,757         357,090            4,046          (3,978)
Employee options exercised                                       47             234                -               -
Adjustments deriving from translation of
  financial statements of investee companies                      -               -                -          (3,700)
Realization of Company shares held by a
  subsidiary (see Note 21C)                                       -               -                -               -
Capital reserve from acquisition of
   convertible debenture by a subsidiary                          -               -                -             399
Dividend                                                          -               -                -               -
Proposed dividend subsequent to
   the balance sheet date                                         -               -                -               -
Net income for the year ended December 31, 2002                   -               -                -               -
                                                       -------------   --------------   -------------   -------------
Balance as of December 31, 2002                             101,804         357,324            4,046          (7,279)
Employee options exercised                                      581            (581)               -               -
Conversion of convertible debentures into shares              1,270          11,331                -               -
Options exercised                                               138           1,469             (134)              -
Adjustments deriving from translation of
  financial statements of investee companies                      -               -                -           1,886
Dividend                                                          -               -                -               -
Proposed dividend                                                 -               -                -               -
Proposed dividend subsequent to
  the balance sheet date                                          -               -                -               -
Net income for the year ended December 31, 2003                   -               -                -               -
                                                       -------------   --------------   -------------   -------------
Balance as of December 31, 2003                             103,793         369,543            3,912          (5,393)
Employee options exercised                                      578            (578)               -               -
Conversion of convertible debentures into shares              3,974          35,581                -               -
Options exercised                                               913           9,637             (903)              -
Adjustments deriving from translation of
   financial statements of investee companies                     -               -                -           2,825
Realization of Company shares held by a
  subsidiary (see Note 21C)                                       -           3,304                -               -
Dividend                                                          -               -                -               -
Proposed dividend                                                 -               -                -               -
Proposed dividend subsequent                                      -               -                -               -
   to the balance sheet date
Net income for the year ended December 31, 2004                   -               -                -               -
                                                       -------------   --------------   -------------   -------------
Balance as of December 31, 2004                             109,258         417,487            3,009         *(2,568)
                                                       =============   ==============   =============   =============

Composition of capital reserves: *                                                                      US$ thousands
                                                                                                        -------------

Capital reserve in the framework of the arrangement plan (Note 1B(2))                                            257
Adjustments deriving from translation of financial statements of investees                                    (1,425)
Adjustment of commitment to purchase Company shares                                                           (1,799)
Capital reserve from acquisition of convertible debentures by a subsidiary                                       399
                                                                                                        -------------
                                                                                                              (2,568)
                                                                                                        =============

[table continued]

                                                           Proposed
                                                           dividend
                                                         subsequent                          Company
                                                         to balance         Retained     shares held
                                                         sheet date         earnings   by subsidiary            Total
                                                      -------------    -------------   -------------    -------------
                                                      US$ thousands    US$ thousands   US$ thousands    US$ thousands
                                                      -------------    -------------   -------------    -------------

Balance as of December 31, 2001                                  -          115,862         (18,004)         556,773
Employee options exercised                                       -                -               -              281
Adjustments deriving from translation of
  financial statements of investee companies                     -                -               -           (3,700)
Realization of Company shares held by a
  subsidiary (see Note 21C)                                      -                -           2,576            2,576
Capital reserve from acquisition of
   convertible debenture by a subsidiary                         -                -               -              399
Dividend                                                         -           (8,500)              -           (8,500)
Proposed dividend subsequent to
   the balance sheet date                                    9,500           (9,500)              -                -
Net income for the year ended December 31, 2002                  -           60,078               -           60,078
                                                       -------------   --------------   -------------   -------------
Balance as of December 31, 2002                              9,500          157,940         (15,428)         607,907
Employee options exercised                                       -                -               -                -
Conversion of convertible debentures into shares                 -                -               -           12,601
Options exercised                                                -                -               -            1,473
Adjustments deriving from translation of
  financial statements of investee companies                     -                -               -            1,886
Dividend                                                    (9,500)         (16,600)              -          (26,100)
Proposed dividend                                                -           (7,000)              -           (7,000)
Proposed dividend subsequent to
  the balance sheet date                                     7,200           (7,200)              -                -
Net income for the year ended December 31, 2003                  -          102,774               -          102,774
                                                       -------------   --------------   -------------   -------------
Balance as of December 31, 2003                              7,200          229,914         (15,428)         693,541
Employee options exercised                                       -                -               -                -
Conversion of convertible debentures into shares                 -                -               -           39,555
Options exercised                                                -                -               -            9,647
Adjustments deriving from translation of
   financial statements of investee companies                    -                -               -            2,825
Realization of Company shares held by a
  subsidiary (see Note 21C)                                      -                -           4,196            7,500
Dividend                                                    (7,200)         (25,700)              -          (32,900)
Proposed dividend                                                -          (11,200)              -          (11,200)
Proposed dividend subsequent                                12,700          (12,700)              -                -
   to the balance sheet date
Net income for the year ended December 31, 2004                  -          165,527               -          165,527
                                                       -------------   --------------   -------------   -------------
Balance as of December 31, 2004                             12,700          345,841         (11,232)         874,495
                                                       =============   ==============   =============   =============


Composition of capital reserves: *


Capital reserve in the framework of the arrangement plan (Note 1B(2))
Adjustments deriving from translation of financial statements of investees
Adjustment of commitment to purchase Company shares
Capital reserve from acquisition of convertible debentures by a subsidiary


The notes and appendix to the financial statements are an integral part thereof.



                                                                                              Makhteshim-Agan Industries Ltd.

Consolidated Statements of Cash Flows
-----------------------------------------------------------------------------------------------------------------------------

                                                                                     For the year ended December 31
                                                                           --------------------------------------------------
                                                                                    2004              2003               2002
                                                                           -------------     -------------      -------------
                                                                           US$ thousands     US$ thousands      US$ thousands
                                                                           -------------     -------------      -------------
Cash flows from operating activities
Net income                                                                      165,527           102,774             60,078
Adjustments to reconcile net income to net cash flows
 from operating activities (see A. below)                                        50,126           146,466             48,152
                                                                           -------------     -------------      -------------

Net cash provided by operating activities                                       215,653           249,240            108,230
                                                                           -------------     -------------      -------------

Cash flows from investing activities
Acquisition of fixed assets                                                     (38,823)          (33,606)           (42,612)
Investment grant received                                                           686             1,937              1,282
Additions to other assets and deferred charges, net                             (33,749)          (20,463)           (31,565)
Purchase of products and intangible assets                                            -           (50,876)          (142,054)
Short-term investments, net                                                        (463)             (241)               767
Investments in newly consolidated companies (see B. below)                      (72,152)           (3,282)           (19,955)
Proceeds from disposal of fixed and other assets                                    574             2,049                900
Proceeds from sale of long-term investments                                       2,819               406              1,883
Other long-term investments                                                        (828)           (2,963)            (2,036)
Acquisition of minority interest in subsidiaries                                 (1,056)                -               (603)
                                                                           -------------     -------------      -------------

Net cash used in investing activities                                          (142,992)         (107,039)          (233,993)
                                                                           -------------     -------------      -------------

Cash flows from financing activities
Receipt of long-term loans from banks                                            24,700            97,693            186,566
Repayment of long-term loans and liabilities from banks
 and others                                                                    (227,851)         (148,251)          (109,948)
Issuance of convertible debentures less issuance expenses                       147,450                 -             29,309
Realization (acquisition) of Company debentures by a subsidiary                       -             4,301             (3,257)
Increase (decrease) in short-term credit from banks and
 others, net                                                                      4,222           (84,801)            33,181
Proceeds from options exercised                                                   9,647             1,473                  -
Proceeds from employee options exercised                                              -                 -                281
Dividend to shareholders                                                        (39,900)          (26,100)           (11,500)
Dividend to minority shareholders in subsidiaries                                  (301)             (241)              (549)
                                                                           -------------     -------------      -------------

Net cash (used in) provided by financing activities                             (82,033)         (155,926)           124,083
                                                                           -------------     -------------      -------------

Translation differences in respect of cash in autonomous units                        -                 -               (272)
                                                                           -------------     -------------      -------------

Decrease in cash and cash equivalents                                            (9,372)          (13,725)            (1,952)

Cash and cash equivalents at beginning of the year                               49,849            63,574             65,526
                                                                           -------------     -------------      -------------

Cash and cash equivalents at end of the year                                     40,477            49,849             63,574
                                                                           =============     =============      =============


The notes and appendix to the financial statements are an integral part thereof.

                                                                                              Makhteshim-Agan Industries Ltd.

Consolidated Statements of Cash Flows
-----------------------------------------------------------------------------------------------------------------------------

                                                                                     For the year ended December 31
                                                                           --------------------------------------------------
                                                                                    2004              2003               2002
                                                                           -------------     -------------      -------------
                                                                           US$ thousands     US$ thousands      US$ thousands
                                                                           -------------     -------------      -------------
A.       Adjustments to reconcile net income to net
         cash flows from operating activities:

Revenues and expenses not affecting operating cash flows
Depreciation and amortization                                                    82,624            75,673             58,105
Adjustment of long-term liabilities to banks and others                           1,791             2,537              3,765
Minority interest in income of subsidiaries, net                                    998               802                424
Increase in employee severance benefits, net                                      1,973             4,358              1,058
Deferred taxes, net                                                                (163)            3,233              6,287
Amortization of discount on convertible debentures                                  916               978              1,272
Capital loss on disposal of fixed and other assets, net                             511               858                331
Provision for loss with respect to options granted to
 employees of subsidiaries                                                        2,090               330                  -
Gain on issuance of a subsidiary to a third party                                  (926)                -                  -

Changes in operating assets and liabilities
Decrease (increase) in trade and other receivables                              (53,236)          (48,358)            59,069
Increase in inventories                                                         (69,345)          (15,323)           (38,398)
Increase (decrease) in trade and other payables                                  82,893           121,378            (43,761)
                                                                           -------------     -------------      -------------

                                                                                 50,126           146,466             48,152
                                                                           =============     =============      =============


B.       Investments in newly consolidated companies

Working capital (excluding cash and cash equivalents)                            (6,485)           (2,777)            1,355
Fixed assets, net                                                                (2,258)             (506)           (1,625)
Other assets, net                                                               (63,081)                -            (6,168)
Goodwill created on acquisition                                                 (41,851)              (43)          (19,714)
Long-term liabilities                                                            33,896                44             2,213
Contingent liability                                                                  -                 -             3,984
Exercise of Company shares held by a subsidiary                                   7,500                 -                 -
Minority interest                                                                 6,398                 -                 -
                                                                           -------------     -------------      -------------

                                                                                (65,881)           (3,282)          (19,955)

Repayment of liability in respect of investee company
 previously acquired                                                             (6,271)                -                 -
                                                                           -------------     -------------      -------------

                                                                                (72,152)           (3,282)          (19,955)
                                                                           =============     =============      =============


C.       Non-cash activities

Acquisition of other assets on supplier credit                                   6,287              1,516             52,913
                                                                           =============     =============      =============

Acquisition of fixed assets on supplier credit                                       -              3,904              2,204
                                                                           =============     =============      =============

                                                                                              Makhteshim-Agan Industries Ltd.

Consolidated Statements of Cash Flows
-----------------------------------------------------------------------------------------------------------------------------

                                                                                     For the year ended December 31
                                                                           --------------------------------------------------
                                                                                    2004              2003               2002
                                                                           -------------     -------------      -------------
                                                                           US$ thousands     US$ thousands      US$ thousands
                                                                           -------------     -------------      -------------
Cash flows from operating activities
Net income                                                                      165,527          102,774             60,078
Adjustments to reconcile net income to cash flows from
 operating activities (see A. below)                                           (130,946)         (67,443)           (49,962)
                                                                           -------------     -------------      -------------
Net cash provided by operating activities                                        34,581           35,331             10,116
                                                                           -------------     -------------      -------------

Cash flows from investing activities
Investment in investee companies                                                 (3,938)          (5,501)              (931)
Long-term loans to investee companies                                          (135,582)            (326)           (49,704)
Repayment of long-term loans to investee companies                                    -           21,623                  -
Short-term credit to investee companies, net                                     (9,056)           2,850             (5,350)
Acquisition of fixed assets                                                        (431)            (221)              (279)
Investment in short-term bank deposits, net                                       3,554            3,687             (9,141)
Realization of long-term bank deposits                                           10,000           25,000                  -
Proceeds from sales of fixed assets                                                   8               10                  -
                                                                           -------------     -------------      -------------
Net cash (used in) provided by investing activities                            (135,445)          47,122            (65,405)
                                                                           -------------     -------------      -------------

Cash flows from financing activities
Issuance of convertible debentures less issuance expenses                       147,450                -             29,309
Proceeds from options exercised                                                   9,647            1,473                  -
Dividend to shareholders                                                        (39,900)         (26,100)           (11,500)
Proceeds from employee options exercised                                              -                -                281
Receipt of long-term loans from banks                                                 -                -             22,500
Repayment of long-term loans from banks                                         (16,875)          (4,500)           (46,725)
Receipt of long-term loan from investee company                                       -                -             11,500
Increase (decrease) in short-term credit from banks, net                              -          (50,684)            50,084
                                                                           -------------     -------------      -------------
Net cash (used in) provided by financing activities                             100,322          (79,811)            55,449
                                                                           -------------     -------------      -------------

Increase (decrease) in cash and cash equivalents                                   (542)           2,642                160

Cash and cash equivalents at beginning of the year                                3,191              549                389
                                                                           -------------     -------------      -------------

Cash and cash equivalents at end of the year                                      2,649            3,191                549
                                                                           =============     =============      =============



The notes and appendix to the financial statements are an integral part thereof.

                                                                                              Makhteshim-Agan Industries Ltd.

Consolidated Statements of Cash Flows
-----------------------------------------------------------------------------------------------------------------------------

                                                                                     For the year ended December 31
                                                                           --------------------------------------------------
                                                                                    2004              2003               2002
                                                                           -------------     -------------      -------------
                                                                           US$ thousands     US$ thousands      US$ thousands
                                                                           -------------     -------------      -------------
A.       Adjustments to reconcile net income to net cash
         flows from operating activities

Revenues and expenses not affecting operating cash flows:
---------------------------------------------------------

Depreciation and amortization                                                     1,235              741                717
Capital loss (gain) on disposal of fixed assets                                      25               (4)                 2
Company's equity in undistributed earnings of investee
 companies, net                                                                (122,931)         (74,153)           (49,401)
Increase in employee severance benefits, net                                        680            1,660                188
Amortization of discount on convertible debentures                                  916              978              1,272
Adjustment of long-term investments                                              (5,333)             731              3,907
Adjustment of long-term bank loans                                                    -                -             (3,304)
Deferred taxes, net                                                                (749)          (2,507)               214

Changes in operating assets and liabilities:
--------------------------------------------
Decrease (increase) in other receivables                                         (5,143)           2,362             (3,556)
Increase (decrease) in other payables                                               354            2,749                 (1)
                                                                           -------------     -------------      -------------

                                                                               (130,946)         (67,443)           (49,962)
                                                                           =============     =============      =============



The notes and appendix to the financial statements are an integral part thereof.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2004
-------------------------------------------------------------------------------

Note 1 - General

         A.       Definitions

         (1)      The Company        - Makhteshim-Agan Industries Ltd.

         (2)      The Group          - Makhteshim-Agan Industries Ltd. and its
                                       investees.

         (3)      Subsidiaries       - Companies, including partnerships, whose
                                       financial statements are fully
                                       consolidated, directly or indirectly,
                                       with the financial statements of the
                                       Company.

         (4)      Proportionately    - Companies, including partnerships, whose
                  consolidated         financial statements are consolidated,
                  companies            directly or indirectly, with those of
                                       the Company by the proportionate
                                       consolidation method.

         (5)      Investees          - Subsidiaries and proportionately
                                       consolidated companies.

         (6)      Related parties    - As defined in Opinion 29 of the Institute
                                       of Certified Public Accountants in
                                       Israel.

         (7)      Interested parties - As defined in Paragraph (1) of the
                                       definition of an "interested party" in a corporation, in Section 1 of the Securities Law, 1968.

         (8)      Controlling        - As defined in the Securities Regulations
                  shareholders         (Financial Statement Presentation of
                                       Transactions between a Company and a
                                       Controlling Shareholder Therein), 1996.

         (9)      CPI                - The Consumer Price Index as published by
                                       the Central Bureau of Statistics.

         (10)     Dollar             - The US dollar.


         B.       Description of the Company and its activity

         1. The Company is engaged through its local and foreign investee companies primarily in the manufacture and marketing of pesticides, intermediate materials for other industries and synthetic fragrances, mainly for export. The Company is held by Koor Industries Ltd. (Koor). As at December 31, 2004, Koor holds 38.6% of the Company's shares whereas on December 31, 2003, Koor held 48.6% of the Company's shares. In addition, at that time Koor had a voting agreement, that was not of a temporary nature, with two other shareholders who hold together 3.82% of the Company's shares. In July 2004, the voting agreements was cancelled.

                  The Company was established on December 8, 1997 for the purpose of executing a plan for implementing changes in the holdings in Makhteshim Chemical Works Ltd. (Makhteshim) and Agan Chemical Industries Ltd. (Agan), as described below.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2004
-------------------------------------------------------------------------------

Note 1 - General (cont'd)

         B.       Description of the Company and its activity (cont'd)

         2. On April 26, 1998, the shareholders of Makhteshim and of Agan approved an exchange arrangement, the substance of which was a change in the structure of holdings in the Makhteshim-Agan Group. Prior to the implementation of the arrangement, Makhteshim was a 67% subsidiary of Koor, Makhteshim held a 46.6% interest in Agan and Koor held a 5% direct interest in Agan.

                  On May 4, 1998, the Court approved the arrangement, which was consummated pursuant to the provisions of Section 233 of the Companies Ordinance (New Version). On May 7, 1998, the shares of Makhteshim and of Agan were delisted from the Tel-Aviv Stock Exchange and on May 11, 1998, trading commenced in the shares of the Company.

                  On May 10, 1998, the following actions were taken pursuant to the approved exchange arrangement:

                  - The Company issued shares to all of the shareholders of Makhteshim and of Agan (except in respect of the shares of Agan held by Makhteshim) in exchange for the transfer to the Company of the shares of Makhteshim and Agan held by them.

                  - Pursuant to the exchange ratio that was determined (based on the opinion of economic appraisers), the shareholders of Makhteshim received 2.446 shares of the Company for each share of Makhteshim, and the shareholders of Agan (excluding Makhteshim) received
                           10.247 shares of the Company for each share of Agan.

                  Following the implementation of the above-mentioned transactions, the Company fully owns and controls Makhteshim and Agan.


Note 2 - Reporting Principles and Accounting Policy

A.       Financial statements in US dollars

         General:
         --------

         The Company and its Israeli subsidiaries maintain their current accounting records in nominal shekels and dollars using a multi-currency system. Since most of the Group's revenues are received in dollar and the principal raw materials and fixed assets are purchased in dollar. The dollar is the principal currency of the economic environment in which the Group operates ("the functional currency"). Accordingly, the dollar is the measurement and reporting currency in these financial statements. It should not be construed that the translated amounts actually represent or can be converted into dollars, unless otherwise indicated in these statements.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2004
-------------------------------------------------------------------------------


Note 2 - Reporting Principles and Accounting Policy (cont'd)

         A.       Financial statements in US dollars (cont'd)

         1.       Balance sheet:
                  --------------

                  a) Non-monetary items (items, the stated amounts of which reflect their historical value upon acquisition or creation) that were acquired in a currency other than the dollar, were translated according to the exchange rate of the dollar on their date of acquisition or creation. The following items were treated as non-monetary items: fixed assets and the related accumulated depreciation, inventory, other assets, deferred expenses and the related accumulated amortization, and shareholders' equity items which derive from funds invested by shareholders.

                           The amounts of the non-monetary assets do not necessarily represent their realizable value or current economic value, rather only the original dollar cost thereof in nominal values.

                  b) The net asset value of investments in investees and the minority interest in consolidated subsidiaries are determined on the basis of the dollar translated financial statements of those companies.

                  c) Monetary items (items, the amounts of which as stated in the balance sheet reflect current or realizable values, as at the balance sheet date) were translated into dollars at the exchange rate at the balance sheet date.

         2.       Statement of income:
                  --------------------

                  a) The components of the statement of income reflecting transactions carried out during the year - sales, purchases, labor costs, etc. - in a currency other than the dollar, were translated according to the exchange rate of the dollar on the date of the cash flow. The erosion in monetary balances is included in the specific expense or income items to which they relate.

                  b) The components of the statement of income relating to non-monetary balance sheet items have been translated according to the same exchange rate used for translating the related balance sheet items (mainly: changes in inventory, depreciation and amortization, capital gain, etc.).

                  c) Company equity in operating results of investees is determined on the basis of the financial statements of those companies.

                  d)       Taxes on income:

                           Current taxes are composed of payments on account during the year, plus amounts due as at the balance sheet date (or net of amounts refundable at the balance sheet date). The payments on account were translated according to the exchange rate of the dollar on the date of each payment, while the amounts due or refundable are included without adjustment. Therefore, current taxes also include the expense or income resulting from the erosion of the payments on account, from the payment date until the balance sheet date. Deferred taxes - see Note 2R and Note 17G.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2004
-------------------------------------------------------------------------------


Note 2 - Reporting Principles and Accounting Policy (cont'd)

         B.       Proposed dividend subsequent to the Balance Sheet Date

         Pursuant to Accounting Standard No. 7, "Events Occurring Subsequent to the Balance Sheet Date", a liability which relates to a dividend proposed or declared subsequent to the balance sheet date, is reflected in the financial statements only in the period declared. In addition, separate expression of the amount of the dividend intended for distribution is provided as part of the statement of changes in shareholders' equity, as stated, against reduction of the retained earnings' balance.


         C.       Foreign investee companies

         As of January 1, 2004, the Company applies Accounting Standard No. 13, "Effect of changes in Exchange Rates of Foreign Currency". The Standard discusses the translation of transactions in foreign currency and the translation of financial statements of foreign operations for purposes of including them in the financial statements of the reporting entity. The Standard provides rules for classifying foreign operations as an autonomous foreign investee or as an integrated investee, on the basis of the indications described in the standard and the use of discretion, and it provides the method for translating the financial statements of autonomous foreign investees.

         The financial statements of foreign investees that are integral to the Group's operations based on the criteria provided in Accounting Standard No. 13, are translated into dollars as follows: non-monetary items in the balance sheet are translated at the historical exchange rates as at the transaction date whereas monetary balance sheet items are translated at the exchange rate in effect on the balance sheet date. Items in the statement of income are translated at average exchange rates, except for revenues and expenses relating to non-monetary items that were translated based on the historical exchange rates according to which the corresponding non-monetary items were translated. Translation differences are recorded in the statement of income.

         The financial statements of foreign investees that operate as "autonomous entities" based on the criteria provided in Accounting Standard No. 13, are translated into dollars as follows: monetary and non-monetary balance sheet items are translated based on the closing exchange rate. Items in the statement of income are translated at the exchange rate on the transaction date. Translation differences are recorded in the statement of income in a separate category in the shareholders' equity section ("adjustments deriving from translation of financial statements of investee companies") up to the time of realization of the net investment.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2004
-------------------------------------------------------------------------------


Note 2 - Reporting Principles and Accounting Policy (cont'd)

         D.       Consolidated financial statements

         (1) The financial statements of the Company are consolidated with the statements of those companies that it controls. Companies, which are under joint control, are consolidated by the proportionate consolidation method.

         (2) A list of companies whose financial statements are included in the consolidated statements as well as the rate of control and ownership thereof, is presented in the appendix to the financial statements.

         (3) For purposes of the consolidation, the amounts appearing in the financial statements of the subsidiaries were taken into account, after the adjustments required by the application of the uniform accounting policies used by the Group.

         (4) The excess of the cost of investments in subsidiaries over the fair value of identified assets, less the identified liabilities (net of taxes in respect of temporary differences) at the date of acquisition, is recorded as goodwill.

                  The goodwill is presented in the consolidated balance sheet in the category "other assets and deferred charges" and is amortized in the "other expenses" item (regarding the amortization period, see Section L., below).

         (5) The consolidated financial statements include the share of assets, liabilities, income and expenses of proportionately consolidated subsidiaries, based on the percentage interest held in these companies.

         (6) Material intercompany balances and transactions, including profits on intercompany sales which have not yet been realized outside the Group, are eliminated in consolidation.

         E.       Use of estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


         F.       Cash equivalents

         Cash equivalents include short-term bank deposits with an original maturity not exceeding three months.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2004
-------------------------------------------------------------------------------


Note 2 - Reporting Principles and Accounting Policy (cont'd)


         G.       Short-term investments

         Marketable securities held as a short-term investment are stated at their market value as at balance sheet date. Changes in the value of the marketable securities are fully recognized on a current basis.


         H.       Allowance for doubtful accounts

         The financial statements include an allowance for specific doubtful accounts which fairly reflects, in management's estimation, the loss expected from receivables the collection of which is doubtful. Management determines the allowance, based, in part, on an evaluation of credit risk using available information regarding the financial position of the debtors, the extent of their activities and evaluation of collateral received from them. The financial statements include specific allowances for doubtful accounts and, as mentioned in section I below, with respect to trade receivables included in the framework of a subordinated capital note received as part of a securitization transaction.


         I.       Sale of financial assets

         The sale of financial assets is recognized as a sale when control over the asset is transferred in full to an independent third party, and the full amount of the risks and rewards embodied by the asset are transferred to an independent third party.


         J.       Inventories

         Inventories are valued at the lower of cost or market, cost being determined as follows:

         - Raw materials, packing materials, purchased products, spare parts and maintenance materials on the "moving average" basis.

         - Finished products and work in progress on the basis of average production cost including materials, labor and manufacturing expenses.


         K.       Investments in investee companies

         (1) Investments in investee companies are stated in the Company's balance sheet according to the equity method. In determining the net asset value of the investments in these companies, the amounts taken into account are based on the financial statements of these companies, after making the adjustments thereto required by the application of generally accepted accounting principles.

         (2)      Regarding goodwill amortization - see Note 2M.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2004
-------------------------------------------------------------------------------


Note 2 - Reporting Principles and Accounting Policy (cont'd)

         L.       Fixed assets

         (1)      The fixed assets are presented at cost.

         (2) The cost of assets includes financing expenses related to the financing of their construction during the pre-operation period. The financing expenses were capitalized as follows:

                  A. Where the assets under construction are financed by specific credit - the financing expenses relating to such credit.

                  B. Where the financing is not made by specific credit - by using a rate representing the weighted average cost rate of the credit sources, the cost of which was not specifically capitalized.

         (3) The cost of the self-constructed assets includes materials and labor costs during the pre-operation period.

         (4) The cost of assets with respect to which an investment grant was received is presented after deduction of the investment grant received with respect thereto. The investment grant is amortized to the statement of income based on the rate of depreciation of the assets in respect of which it was received.

         (5) Depreciation is computed by the straight-line method over the estimated useful lives of the assets. Annual rates of depreciation are:

                                                                 %
                                                       -----------
                  Leasehold rights and buildings             2 - 4
                  Plant and equipment                          4.5
                  Motor vehicles                           15 - 20
                  Office furniture and equipment            6 - 15  (mainly 7%)
                  Computer and auxiliary equipment         20 - 33


         M.       Other assets and deferred charges

         Other assets and deferred charges are amortized by the straight-line method over the expected benefit period as follows:

         - Product registration and acquisition of know-how - mainly eight years.

         - Goodwill arising on the acquisition of subsidiaries - ten or twenty years (mainly twenty years).

         - Intangible assets in purchase of products and companies - mainly twenty years.

         -  Marketing rights - five years to ten years.

         -  Debenture issuance expenses - six years.

         -  Non-competition and confidentiality agreement - five years.

The amortization periods are re-examined from time to time in accordance with the estimated expected benefit period of the assets.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2004
-------------------------------------------------------------------------------


Note 2 - Reporting Principles and Accounting Policy (cont'd)

         N.       Debentures convertible into shares

         Debentures convertible into shares are included in the balance sheet based on the probability of their conversion, as provided in Opinion 53 of the Institute of Certified Public Accountants in Israel. Debentures, the conversion of which is not probable, are included as a liability at their liability amount. Debentures, the conversion of which is probable, are stated between the items "long-term liabilities" and "shareholders' equity", in accordance with the higher of the liability or capital value.

         Convertible debentures issued by the Company and held by a subsidiary, are included net of the liability value of the debentures issued. The difference between the acquisition cost and the liability value which was deducted, is recorded in a capital reserve in the shareholders' equity category.


         O.       Company shares held by subsidiary

         Company shares held by a subsidiary are stated at cost, as a deduction from the Company's shareholders' equity.


         P.       Revenue recognition

         Revenues from sales of products are recognized upon shipment to the customer along with transfer of the main risks involved with ownership of the products sold.


         Q.       Research and development costs

         Research and development costs, net of grants and participations, are charged to the statement of income as incurred. The net research and development expenses are presented separately in the statement of income after gross profit.


         R.       Deferred taxes

         The Group companies create deferred taxes in respect of temporary differences. The temporary differences are differences in the value of assets and liabilities for tax purposes and for financial reporting purposes. Allocation of the taxes, as stated, is executed with respect to the differences applying to assets, the amortization of which is deductible for tax purposes.

         The deferred tax balances (asset or liability) are calculated according to the liability approach, i.e., the tax rates expected to be in force when the deferred tax liability is utilized, or when the deferred tax asset is realized, as they are known proximate to the date of approval of the financial statements.

         In calculation of the deferred taxes, no account was taken of the taxes, which would apply in a case of sale of the investments in the investee companies, since it is the intention of the Company to hold these investments and not to sell them.

         The Group may be subject to additional tax in a case of distribution of dividends between the Group companies. This additional tax was not provided for in the financial statements in cases where Group policy is not to distribute a dividend which involves additional tax to the Group.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2004
-------------------------------------------------------------------------------


Note 2 - Reporting Principles and Accounting Policy (cont'd)

         S.       Earnings per share

         The earnings per share data is calculated in accordance with opinion No. 55 of the Institute of Certified Public Accountants in Israel, retroactively adjusted for the bonus element in the issuance of rights, and taking into consideration the likelihood of the exercise of option warrants and convertible debentures issued by the Company.


         T.       Derivative financial instruments

         The results of derivative financial instruments held as hedge for existing assets and liabilities are recognized concurrently with the results of the hedged assets and liabilities.

         The results of derivative financial instruments held as a hedge for firm commitments are deferred, and are recognized in the same period in which the results from the hedged transactions are recognized.

         Derivative financial instruments, which are not earmarked for hedging purposes, are presented in the balance sheet based on their fair value. Changes in fair value are recorded in the statement of income in the period in which they occur.

         The fair value of derivative financial instruments is determined based on their market value, and in the absence of such a price, fair value is determined based on a valuation model.


         U.       Environmental costs

         The ongoing cost of maintenance and operation of facilities for the prevention of environmental pollution and projected provisions for environment rehabilitation costs stemming from current or past activities, are charged to expense as incurred. The cost of constructing facilities to prevent pollution, which increase the life expectancy of a facility or its efficiency, or decrease or prevent pollution, are charged to the cost of fixed assets and are depreciated according to the usual depreciation rates used by the Group.


         V.       Impairment in value of assets

         The Company applies Accounting Standard No. 15 - Impairment in Value of Assets (hereinafter - "Standard"). The Standard provides procedures which a company must apply in order to ensure that its assets in the consolidated balance sheet (to which the Standard applies), are not presented at an amount which is in excess of their recoverable value, which is the higher of the net selling price or the realization value (the present value of the estimated future cash flows expected to be derived from use and disposal of the asset).

         The Standard applies to all the assets in the consolidated balance sheet, except for tax assets and monetary assets. In addition, the Standard provides rules for presentation and disclosure with respect to assets whose value has declined. Where the value of an asset in the balance sheet is greater than its recoverable value, the Company recognizes a loss from impairment in value in an amount equal to the difference between the book value of the asset and its recoverable value. The loss recognized, as stated, will be eliminated only if there have been changes in the estimates used in determining the asset's recoverable value from the date on which the last loss from impairment in value was recognized.


         W.       Balances in foreign currency and linked balances

         Balances in or linked to foreign currency are included in the financial statements at the representative exchange rates on the balance sheet date. Balances linked to the Consumer Price Index are included on the basis of the index relevant to each linked asset or liability.

                                                                                   Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2004
------------------------------------------------------------------------------------------------------------------


Note 2 - Reporting Principles and Accounting Policy (cont'd)

         W.       Balances in foreign currency and linked balances (cont'd)

         Data regarding the representative exchange rate of the US dollar and the Consumer Price Index are as follows:

                                         Consumer      Exchange rate     Exchange rate      Exchange rate
                                            Price   of the US dollar  of the US dollar   of the US dollar
                                            Index        against the       against the        against the
                                         (Points)                NIS    Brazilian real               Euro
                                      ------------  ----------------  ----------------   ----------------
         As at
         -----
         December 31, 2004                 107.44             4.308             2.654              0.733
         December 31, 2003                 106.16             4.379             2.889              0.791

         Changes during the year:
         ------------------------
         2004                               1.21%            (1.62%)           (8.13%)            (7.33%)
         2003                               (1.9%)            (7.5%)           (18.2%)            (16.9%)
         2002                                6.5%              7.3%             52.3%             (15.9%)

         X. Disclosure of the impact of new accounting standards in the period prior to their application

         In July 2004, the Israeli Accounting Standards Board published Accounting Standard No. 19, "Taxes on Income". The Standard provides that a liability for deferred taxes is to be recorded for all temporary differences subject to tax, except for a limited number of exceptions. In addition, a deferred tax asset is to be recorded for all temporary differences that may be deducted, losses for tax purposes and tax benefits not yet utilized, if it is anticipated that there will be taxable income against which they can be offset, except for a limited number of exceptions. The new Standard applies to financial statements for periods beginning on January 1, 2005. The Standard provides that it is to be implemented by means of a cumulative effect of a change in accounting method. First time application of the said Standard will have a net non-recurring impact, as at January 1, 2005, of increasing the net income by approximately US$ 11.6 million (which mainly derives from recording deferred taxes in respect of unrealized profits which are anticipated to be realized in the near future).


Note 3 - Trade Receivables

         Consolidated

         Composition:
                                                                                          December 31
                                                                                ---------------------------------
                                                                                          2004               2003
                                                                                --------------      -------------
                                                                                 US$ thousands      US$ thousands
                                                                                --------------      -------------
         Open accounts -
          Foreign                                                                      312,661            242,292
          Domestic (Israel)                                                             14,812             10,710
         Checks receivable                                                               5,796              8,868
         Subordinated capital note and receivables related to sale of
          trade receivables in a securitization transaction (1)                         60,586             57,203
                                                                                --------------      -------------
                                                                                       393,855            319,073
         Net of allowance for doubtful debts                                            24,646             17,379
                                                                                --------------      -------------
                                                                                       369,209            301,694
                                                                                ==============      =============


                                                                                   Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2004
------------------------------------------------------------------------------------------------------------------

Note 3 - Trade Receivables (cont'd)

         (1)      Sale of trade receivables in a securitization transaction:
                  ----------------------------------------------------------
                                                                                          December 31
                                                                                ---------------------------------
                                                                                          2004               2003
                                                                                --------------      -------------
                                                                                 US$ thousands      US$ thousands
                                                                                --------------      -------------
                  Trade receivables included in the securitization transaction
                   as at the balance sheet date                                       202,832            182,529
                  Less - proceeds in respect of such receivables, net (*)             141,654            115,769
                  Subordinated capital note                                            61,178             66,760
                  Trade receivables which were collected and the
                   proceeds in respect thereof were paid subsequent
                   to the balance sheet date, net                                        (592)            (9,557)
                  Subordinated capital note and receivables related to sale of
                   trade receivables in a securitization transaction                   60,586             57,203


                  (*)  As at the balance sheet date cash proceeds in the amount of US$ 142.2 million were received in respect of the sale of trade receivables in a securitization transaction (December 31, 2003 - approximately US$ 125.3 million).

                  In October 2001, the Company and certain subsidiaries signed an agreement according to which those companies entered into a securitization transaction, under which such companies sold all their trade receivables to foreign companies, which were incorporated for this purpose and which are not owned or controlled by the Makhteshim Agan Industries Group (hereinafter - "the Target Companies"). The purchase of the debts by the purchasing companies was financed by Kitty Hawk Funding Corp., a US corporation of the Bank of America Group.

                  On September 28, 2004, the Company and subsidiaries signed an agreement with Bank of America to end the undertaking in the securitization transaction. On the same date, the Company and certain subsidiaries (hereinafter - "the Companies") entered into a new agreement with Rabobank International for sale of customer receivables in the framework of a securitization transaction, this being in place of the prior agreement with Bank of America. The new agreement is similar in principle to the prior agreement with certain changes including, among others, that in the new agreement additional Company subsidiaries are included in the transaction. Pursuant to the new securitization agreement, the Companies will sell their trade receivables to a foreign company which was set up for this purpose and which is not owned or controlled by the Makhteshim Agan Industries Group (hereinafter - "the Acquiring Company").

                  Acquisition of the trade receivables by the Acquiring Company will be financed by a U.S. company, Erasmus Capital Corporation, of the Rabobank International Group. At the time of transition from the prior agreement to the new agreement the Acquiring Company purchased the trade receivables that remained in the ownership of the Target Companies.
                  Trade receivables included in the securitization transaction are those who stand in compliance with a number of criteria, as determined in the agreement.

                  The maximum expected volume of the financial means available to the Acquiring Company for the purpose of purchasing the trade receivables of the consolidated subsidiaries, is US$ 250 million (as opposed to US$ 150 million in the former securitization agreement) on a current basis, such that the amounts to be collected from customers whose debts were sold, will serve to purchase new trade receivables.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2004
-------------------------------------------------------------------------------

Note 3 - Trade Receivables (cont'd)

         (1) Sale of trade receivables in a securitization transaction: (cont'd)
             ---------------------------------------------------------

             The period in which the Companies will sell their trade receivables to the Acquiring Company is one year from the date of the closing of the transaction. The period may be extended, with the consent of both parties, for additional one-year periods, up to a maximum of 4 extensions.

             The price at which the trade receivables will be sold is the amount of the debt being sold less an amount calculated on the basis of the period anticipated to pass between the date the debt was sold and the repayment date.

             On the date of purchasing the debt, the acquiring company will pay in cash the major part of the debt price. The balance of the debt price will be embodied in a subordinated capital note to be paid after the debt is collected. The rate of the cash payment will vary in accordance with the composition of the client portfolio and its performance.

             The Company shall bear in full losses sustained by acquiring companies due to the non-payment of the trade receivables included in the securitization transaction, up to the amount of the total outstanding balance of the debt included in the subordinated capital note.

             The acquiring company will not have a right of recourse to the Companies with respect to the amounts paid in cash, except in the case of debts in respect of which a commercial dispute arises between the Companies and their customers, namely, a dispute arising from an alleged failure to comply with an obligation of the seller in the supply agreement for the product, such as: failure to supply the correct product, defect in the product, non-compliance with the supply date, etc.

             The Companies will handle for the acquiring company the collection of the sold trade receivables included as part of the securitization transaction.

             The main principle of the accounting treatment of the sale of trade receivables in a securitization transaction is the recognition of the sale of only that part of the debt where the risk and control thereof has been finally and absolutely transferred to the buyer. Accordingly, trade receivables sold were deleted where the consideration in respect thereof had been received in cash and/or by a non-deferred liability. With respect of that part of the trade receivables included in the securitization transaction, which was not recognized as a sale, a subordinated capital note receivable was recorded in the amount of the difference between the amount of trade receivables included in the transaction and the amounts of consideration received, as above, and receivables were recorded in respect of the debts sold where the consideration in respect thereof was received subsequent to the balance sheet date.

             The loss on sale of the trade receivables is recognized at the date of sale and is reflected in the item "other expenses".

             As part of the agreement, the Company committed to maintain certain financial ratios, mainly, debt to equity and profitability ratios - see Note 20C.


                                                                                             Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2004
-----------------------------------------------------------------------------------------------------------------------------

Note 4 - Other Receivables

                                                                 Consolidated                            Company
                                                        --------------------------------     --------------------------------
                                                                  December 31                          December 31
                                                        --------------------------------     --------------------------------
                                                                 2004               2003              2004               2003
                                                        -------------      -------------     -------------      -------------
                                                        US$ thousands      US$ thousands     US$ thousands      US$ thousands
                                                        -------------      -------------     -------------      -------------
         Claims from the government in
          respect of participations and
          tax refunds                                         28,277             15,410                 -                  -
         Advance tax payments, net of
          provisions                                          11,071              7,895                 -                  -
         Employees (1)                                         1,376              1,259                 6                 49
         Deferred taxes (Note 17G)                            17,037             10,256               325              5,155
         Current maturities of long-term
          receivables                                            420                380                 -                  -
         Prepaid expenses and accrued
          income                                              10,372              9,819               168                741
         Dividend receivable                                       -                  -            11,200              7,000
         Other                                                 8,666              9,519                 -                  -
                                                        -------------      -------------     -------------      -------------

                                                              77,219             54,538            11,699             12,945
                                                        =============      =============     =============      =============
         (1)  Includes a non-linked bank deposit
                designated for the purpose of
                granting loans to employees and
                bearing annual interest at the
                rate of 5%                                       417                566                 -                  -
                                                        =============      =============     =============      =============


Note 5 - Loans to Investee Companies

         Company
                                                                      December 31
                                                            --------------------------------
                                                                     2004               2003
                                                            -------------      -------------
                                                            US$ thousands      US$ thousands
                                                            -------------      -------------

         Current maturities of long-term loans                         -              4,500
         Short-term loans (1)                                     16,056              2,500
         Current accounts (2)                                     14,903              9,111
                                                            -------------      -------------
                                                                  30,959             16,111
                                                            =============      =============

         (1)   The loan is a dollar loan and bears interest of 1.8% - 2.4%.
         (2) The accounts are mainly linked to the US dollar and are non-interest bearing.

 >


                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2004
--------------------------------------------------------------------------------


Note 6 - Inventories

       Consolidated
                                                          December 31
                                                --------------------------------
                                                         2004               2003
                                                -------------      -------------
                                                US$ thousands      US$ thousands
                                                -------------      -------------

       Finished products                             263,579            225,678
       Work in progress                               29,117             23,772
       Raw materials                                 115,046             76,100
       Packing materials                               4,863              3,078
       Spare parts and maintenance materials          12,820             13,739
                                                -------------      -------------
                                                     425,425            342,367
       Purchased products                             35,445             18,626
                                                -------------      -------------

                                                     460,870            360,993
                                                =============      =============


Note 7 - Investments in Investee Companies

         Company

         A.       Composition

                                                                      December 31
                                                            --------------------------------
                                                                     2004               2003
                                                            -------------      -------------
                                                            US$ thousands      US$ thousands
                                                            -------------      -------------
         Subsidiaries -
         Cost of shares                                          424,865            417,623
         Company's equity in retained earnings and
          capital reserves accumulated from date of
          acquisition, net                                       351,475            232,744
         Adjustments deriving from translation of
          financial statements of investee companies              (1,425)            (4,250)
                                                            -------------      -------------
                                                                 774,915            646,117

         Less - investment in Company shares held by
          subsidiary                                             (11,232)           (15,428)

         Capital reserve from acquisition and sale of
          debentures convertible into shares of the
          Company by a subsidiary                                    399                399
                                                            -------------      -------------
                                                                 764,082            631,088

         Loans - C(1)                                            242,417            101,417
         Perpetual loan - C(2)                                     2,500              2,500
                                                            -------------      -------------

                                                               1,008,999            735,005
                                                            =============      =============

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2004
--------------------------------------------------------------------------------


Note 7 - Investments in Investee Companies

         Company

         B.       Movement during the year
                                                                           2004
                                                                  -------------
                                                                  US$ thousands
                                                                  -------------
         Balance at beginning of year                                  735,005
         Company's equity in net earnings
            of investee companies, net                                  163,406
         Adjustments deriving from translation of
            financial statements of investee companies                   2,825
         Dividend                                                      (44,675)
         Realization of Company shares held by a subsidiary              4,196
         Additional investments, net                                     7,242
         Change in loans and capital notes, net                        141,000
                                                                  -------------

         Balance at end of year                                      1,008,999
                                                                  =============

         A list of the investee companies is presented in the Appendix.

         C.       Terms of loans and capital notes

         (1) The loans bear interest at the Libor rate plus a margin which ranges between 0.8% and 2%. The loans as at December 31, 2004 are presented net of current maturities in the amount of US$
                  4.5 million.

         (2)      The perpetual loan is non-linked and does not bear interest.

         D.       Additional information

         (1)      Acquisition of companies during the year of the report:

                  a. In April 2004, the Company, through wholly owned and controlled subsidiaries, signed agreements for acquisition of the ownership and control of a group of three companies: Vegetation Management LLC, Farm Saver. Com LLC, and Nation Ag II LLC - which are engaged in licensing the import and marketing of herbicides from the United States (hereinafter - "the Companies Acquired").

                       The aggregate consideration for the acquisition amounted to approximately US$ 67 million (the consideration is after an amendment to the original agreement made in December 2004). Approximately US$ 7.5 million of the aggregate consideration was paid through a transfer of 1,908 of the Company's shares that were held by a subsidiary (the cost of the shares is US$ 4.2 million).

                       The excess cost created on the acquisition date amounted to US$ 51.4 million, of which $28.4 million was attributed to intangible assets (mainly licensing and licenses), US$ 0.5 million was attributed to deferred tax liability, US $0.6 million was attributed to inventory and the balance, in the amount of US$ 22.9 million, was recorded as goodwill.

                       The excess cost attributed to the licensing and the licenses, as well as the goodwill, are being amortized over a period of 20 years which, in the Company's estimation, represents the period of economic benefit to be derived therefrom.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2004
-------------------------------------------------------------------------------


Note 7 - Investments in Investee Companies (cont'd)

       Company

       D.       Additional information (cont'd)

       (1)      Acquisition of companies during the year of the report: (cont'd)

                a.     (cont'd)

                       The statements of income and cash flows of the Companies Acquired were consolidated as of May 1, 2004.

                       The effect of the first time consolidation of the activities acquired on the consolidated statements of income is an increase in revenues of US$ 24.1 million for the period ended December 31, 2004, and an increase to net income (after amortization of goodwill) of US$
                       5.6 million for the same period. The impact on the consolidated balance sheet as at December 31, 2004 is an increase of assets in the amount of US$ 77.5 million.

                b. During the year of the report, the Company signed, through subsidiaries, agreements for acquisition of three marketing companies, as follows:

                       1) In June 2004, the Company, through a wholly owned and controlled subsidiary, signed an agreement for acquisition of 45% of the rights in the U.S. company, Control Solutions Inc. (hereinafter - "CSI"), which is engaged in the marketing of pesticides to the non-agricultural market in the United States.

                           Based on the acquisition agreement, so long as the subsidiary holds 45% of the shares of CSI, decisions in areas critical to CSI are to be made jointly by all the shareholders of CSI. Therefore, CSI has been consolidated in the financial statements by means of the proportionate consolidation method.

                           In addition, the subsidiary was given an option, which may be exercised at any time during the next three years, to increase its share in CSI to 60%, in exchange for a payment ranging between US$ 1.5 million and US$ 10.5 million, in accordance with the earnings of CSI in 2004-2006.

                           Furthermore, commencing from 2009, both the subsidiary and the remaining shareholders of CSI have the right to require the subsidiary to acquire from the remaining shareholders of CSI the balance of their shares in CSI in consideration of an amount to be determined based on the income of CSI in the three years preceding the acquisition date.

                       2) In July 2004, the Company, through a wholly owned and controlled subsidiary, signed an agreement for acquisition of all the shares and rights of Farmoz PTY Limited, an Australian company engaged in the marketing and distribution of pesticides in Australia.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2004
-------------------------------------------------------------------------------


Note 7 - Investments in Investee Companies (cont'd)

          D.    Additional information (cont'd)

          (1)   Acquisition of companies during the year of the report: (cont'd)

                3) In August 2004, the Company, through a subsidiary, signed an agreement for acquisition of 50.1% of the rights in the U.S. company, RiceCo LLC, which is engaged in the development and marketing of herbicides in the rice sector.

                The aggregate cost of the acquisition of the marketing companies amounted to US$ 41 million. The excess cost created on the acquisition date amounted to US$ 31.1 million, of which US$ 15 million was attributed to intangible assets (mainly licensing and licenses), US$ 3.5 million was attributed to deferred tax liability, US$ 0.7 million was attributed to inventory and the balance, in the amount of US$ 18.9 million, was recorded as goodwill.

                The excess cost attributed to the licensing and the licenses, as well as the goodwill, are being amortized over a period of 20 years which, in the Company's estimation, represents the period of economic benefit to be derived therefrom.

                The statements of income and cash flows of the three marketing companies acquired were consolidated as of their acquisition dates. The total effect of the first time consolidation of the aforementioned marketing companies on the consolidated statements of income from the date of their initial consolidation is an increase in revenues of US$ 46.2 million for the period ended December 31, 2004 and a reduction of net earnings (after goodwill amortization) of US$ 0.3 million for that period. The effect on the consolidation on the balance sheet as at December 31, 2004, is an increase of assets in the amount of US$ 72.8 million.

                (2) Subsequent to the balance sheet date, in January 2005, the Company signed an agreement by means of a company it wholly owns and controls, for acquisition of 49% of the shares and rights of Makhteshim Agan Benelux & Nordic B.V. ("Mabeno"), a Dutch company that serves as the exclusive distributor of herbicides of the Makhteshim Agan Group in the areas of Benelux and Scandinavia. In accordance with the agreement, the acquisition will be executed in exchange for an issuance of Company shares in the amount of (euro) 2,940 thousand, according to the market price of the share on the day of the transfer. In addition, the Company received an option to increase its holdings in Mabeno to 55%.

                (3) With respect to Goodwill on acquisition of investee companies and the unamortized balance thereof - see Note 10.

                (4)  With respect to guarantees for investee companies - see
                     Note 19E.


          E.    Convertible securities in investee companies

                (1) A subsidiary, Lycored - Natural Products Industries Ltd. (hereinafter - "Lycored"), has granted stock options to employees, which, if exercised, will dilute the Company's holding in Lycored to about 87.72%.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2004
-------------------------------------------------------------------------------


Note 7 - Investments in Investee Companies (cont'd)

         E.     Convertible securities in investee companies (cont'd)

         (2) On October 28, 2003, the Board of Directors of Luxembourg Medicine Ltd. (hereinafter - "Luxembourg") approved the issuance of options to employees of Luxembourg and its subsidiary. Exercise of the options will dilute the holding of the Company in Luxembourg to about 92%.

         (3) As at the balance sheet date, exercise of the said options is reasonable and if all of the options are exercised (see Note 7E (1) (2)), the Company will sustain a loss from decline in the holdings' percentage, in the amount of US$ 2 million. The financial statements include a provision for this amount.


Note 8 - Long-Term Investments, Loans and Receivables

         A.       Composition
                                                            Consolidated                            Company
                                                    -----------------------------      ------------------------------
                                                      December 31     December 31        December 31      December 31
                                                             2004            2003               2004             2003
                                                    -------------   -------------      -------------    -------------
                                                    US$ thousands   US$ thousands      US$ thousands    US$ thousands
                                                    -------------   -------------      -------------    -------------
         Long-term investments, loans and
          receivables [B(1)]                              23,265          18,349                  -                -
         Bank deposits [B(2)]                                  -               -             19,016           29,101
                                                    -------------   -------------      -------------    -------------
                                                          23,265          18,349             19,016           29,101
         Net of allowance for doubtful debts               1,500           1,500                  -                -
                                                    -------------   -------------      -------------    -------------
                                                          21,765          16,849             19,016           29,101
         Less - current maturities                           420             380                  -                -
                                                    -------------   -------------      -------------    -------------
                                                          21,345          16,469             19,016           29,101
         Other investments [B(3)]                            725           1,575                  -                -
                                                    -------------   -------------      -------------    -------------

                                                          22,070          18,044             19,016           29,101
                                                    =============   =============      =============    =============

         B.    Additional information

         (1)   Long-term investments, loans and receivables
               --------------------------------------------

               A.       Linkage terms and interest rates
                                                                        Consolidated
                                                                -------------------------------
                                                                  December 31       December 31
                                                                         2004              2003
                                                                -------------     -------------
                                                                US$ thousands     US$ thousands
                                                                -------------     -------------
               In Israeli currency - not linked                        2,353                 -
               In dollars                                              1,710             5,485
               In Brazilian reals                                     15,715             7,699
               In Argentine pesos                                      2,352             4,319
               Other foreign currency                                  1,135               846
                                                                -------------     -------------
                                                                      23,265            18,349
                                                               =============     =============

          The above investments, loans and receivables are non-interest bearing.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2004
-------------------------------------------------------------------------------


Note 8 - Long-Term Investments, Loans and Receivables (cont'd)

         B.       Additional information (cont'd)

         (1)      Long-term investments, loans and receivables (cont'd)
                  --------------------------------------------

                  B.       Maturities

                  The investments, loans and receivables mature as follows:

                                                                 US$ thousands
                                                                 -------------

                  First year (current maturities)                         420
                                                                 -------------

                  Second year                                           6,333
                  Third year                                            2,865
                  Fourth year                                           2,180
                  Fifth year                                              662
                  With no defined repayment date                      *10,805
                                                                 -------------
                                                                       22,845
                                                                 -------------

                                                                       23,265
                                                                 =============


         * Including restricted deposits and other assets in the amount of $5.3 million.

         (2)      Bank deposits
                  ------------

                                                                      Company
                                        Interest rate     --------------------------------
                                        as at balance       December 31        December 31
                                           sheet date              2004               2003
                                        -------------     -------------      -------------
                                                    %     US$ thousands      US$ thousands
                                        -------------     -------------      -------------
                  Dollar deposits                 4.0           10,711             20,799
                  Dollar deposits                 5.1            8,305              8,302
                                                          -------------      -------------
                                                                19,016             29,101
                                                          =============      =============

                  During the years 2001 and 2000, the Company made deposits in a Brazilian bank in the amount of US$ 8,300 thousand and US$ 45,600 thousand, respectively, for a five-year period. Such deposits serve as sole security for loans taken out by a subsidiary from the same bank and in the same amounts. The loans are in dollars, bear interest at the rate of 5.3% and 3.5% p.a. and are scheduled to be repaid in 2006 and 2005, respectively. The Company and the subsidiary are able to realize the deposit and make early repayment of the loan on certain dates as provided in the agreement.

                  In September 2003, the amount of $ 25 million was paid out of these deposits and in February 2004 the amount of an additional US$ 10 million was paid out of these deposits. Concurrently, loans were repaid in the same amount.

                  In the consolidated balance sheet, the amounts of the deposits were set-off against the amounts of the loans taken out by the subsidiary (see Note 14A).

         (3) In 1998, the Company entered into an agreement with the shareholders of Hazera Genetics Ltd. and established a joint venture intended to function as a venture capital fund for the investment in companies which are engaged in the field of agricultural biotechnology. Other investments include the Group's share (50%) in biotechnology companies. In the year of account the subsidiary provided the amount of US$ 1.1 million as impairment in value of these investments.


                                                                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2004
-------------------------------------------------------------------------------------------------------------------------------


Note 9 - Fixed Assets

         A.       Composition

         Consolidated
                                                                                                    Office
                                           Land and          Plant and             Motor         furniture              Total
                                          buildings          equipment          vehicles     and equipment
                                      -------------      -------------     -------------     -------------      -------------
                                      US$ thousands      US$ thousands     US$ thousands     US$ thousands      US$ thousands
                                      -------------      -------------     -------------     -------------      -------------
        Cost
         Balance as at the
           beginning of the year           123,345            635,438             4,824            22,809            786,416
         Additions net of grants             6,979             26,174             1,101             3,835             38,089
         Newly consolidated
          company                              809                635               587             1,252              3,283
                                      -------------      -------------     -------------     -------------      -------------
         Disposals                            (408)              (925)           (1,513)             (398)            (3,244)
         Balance as at
          the end of the year              130,725            661,322             4,999            27,498            824,544
                                      -------------      -------------     -------------     -------------      -------------

         Accumulated
          depreciation
         Balance as at the
          beginning of the year             44,304            297,561             2,812            14,994            359,671
         Additions                           4,059             22,717               719             3,132             30,627
         Newly consolidated
          company                               82                264               227               351                924
         Eliminated on
          disposals                           (408)              (589)           (1,158)             (262)            (2,417)
                                      -------------      -------------     -------------     -------------      -------------
         Balance as at
          the end of the year               48,037            319,953             2,600            18,215            388,805
                                      -------------      -------------     -------------     -------------      -------------

         Net book value
         As at
          December 31, 2004                 82,688            341,369             2,399             9,283            435,739
                                      -------------      -------------     -------------     -------------      -------------

         As at
          December 31, 2003                 79,041            337,877             2,012             7,815            426,745
                                      =============      =============     =============     =============      =============

                                                                                                      December 31
                                                                                             --------------------------------
                                                                                                      2004               2003
                                                                                             -------------      -------------
                                                                                             US$ thousands      US$ thousands
                                                                                             -------------      -------------
         Cost of assets includes:
         Buildings and development on freehold land                                                83,289             75,970
         Buildings and development on land held under capitalized leases                           47,436             47,375
         Capitalized financing expenses                                                            19,019             19,019
         Fully-depreciated equipment                                                              107,741            106,639
         Cost of assets is net of grants received                                                  99,015             98,559

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2004
-------------------------------------------------------------------------------


Note 9 - Fixed Assets (cont'd)

         B.       Additional information

         (1) Makhteshim's plants are located on land in Ramat Hovav and in Beer-Sheva which is leased from the Israel Lands Administration. The leasehold periods terminate between 2018 and 2029 with renewal options. The leasehold rights have not yet been registered in the name of Makhteshim in the Israel Land Registry. (The legal advisors of Makhteshim are attending to the registration).

                  Agan's plant is located on freehold land of approximately 121 dunams in Ashdod, of which 90 dunams are registered in the name of Agan in the Land Registry with the remaining area of approximately 30 dunams, which was acquired in 1996, currently undergoing the registration process.

                  Plants of foreign investee companies are constructed on freehold land.

         (2)      Regarding liens - see Note 20.


Note 10 - Other Assets and Deferred Charges

       A.       Composition:

       Consolidated

                                                                              December 31, 2004
                                                                --------------------------------------------------
                                                                                    Accumulated        Unamortized
                                                                         Cost      amortization            balance
                                                                -------------     -------------      -------------
                                                                US$ thousands     US$ thousands      US$ thousands
                                                                -------------     -------------      -------------
       Product registration and acquisition of know-how              265,719           110,206            155,513
       Goodwill on acquisition of subsidiaries                       153,963            51,489            102,474
       Intangible assets on purchase of products                     281,223            41,186            240,037
       Marketing rights                                               36,099            10,705             25,394
       Debenture issuance expenses                                     3,730             1,272              2,458
       Non-competition and confidentiality agreement                   2,576             1,032              1,544
                                                                -------------     -------------      -------------
                                                                     743,310           215,890            527,420
                                                                =============     =============      =============



                                                                               December 31, 2003
                                                               --------------------------------------------------
                                                                                    Accumulated        Unamortized
                                                                         Cost      amortization            balance
                                                                -------------     -------------      -------------
                                                                US$ thousands     US$ thousands      US$ thousands
                                                                -------------     -------------      -------------

       Product registration and acquisition of know-how              178,855            94,483             81,386
       Goodwill on acquisition of subsidiaries                       111,056            37,093             73,963
       Intangible assets on purchase of products                     281,223            23,063            258,160
       Marketing rights                                               36,099             7,870             31,215
       Debenture issuance expenses                                     2,466               848              1,618
       Non-competition and confidentiality agreement                   2,576               516              2,060
                                                                -------------     -------------      -------------
                                                                     612,275           163,873            448,402
                                                                =============     =============      =============



                                                                  Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2004
-------------------------------------------------------------------------------------------------


Note 10 - Other Assets and Deferred Charges (cont'd)

         Company
                                                             December 31, 2004
                                               --------------------------------------------------
                                                                   Accumulated        Unamortized
                                                        Cost      amortization            balance
                                               -------------     -------------      -------------
                                               US$ thousands     US$ thousands      US$ thousands
                                               -------------     -------------      -------------
         Debenture issuance expenses                  3,730             1,272              2,458
                                               =============     =============      =============



                                                             December 31, 2003
                                               --------------------------------------------------
s                                                                  Accumulated        Unamortized
                                                        Cost      amortization            balance
                                               -------------     -------------      -------------
                                               US$ thousands     US$ thousands      US$ thousands
                                               -------------     -------------      -------------

         Debenture issuance expenses                  2,466               848              1,618
                                               =============     =============      =============


         B.       Additional details

         1. In October-November 2002, subsidiaries, which are wholly-controlled by the Company, signed a number of agreements with Bayer Crop Science AG for acquisition of a number of products, licenses and distribution rights in the area of vegetation protection. The total consideration for acquisition of the products amounted to US$ 185.3 million, which is presented in the "other assets and deferred expenses" category.
                  Approximately US$ 34.6 million of the consideration was allocated to acquisition of permits and licenses in connection with the products and is amortized over a 20-year period in the "selling and marketing expenses" category, and approximately US$ 144.1 million was allocated to acquisition of the products in the framework of a "going concern", which constitutes goodwill on the acquisition of products, and which is amortized over a 20-year period in the "other expenses" category.

                  The consideration in respect of acquisition of the marketing and distribution rights, in the amount of US$ 6.6 million, is being amortized over a period of 6-8 years.

         2. In 2001, fully controlled subsidiaries of the Company signed agreements with Aventis and Syngenta A.G. for the purchase of four new agrochemical products as well as the purchase of marketing and distribution rights of a product package in the Scandinavian countries. One of the products which was purchased is still protected by patents which were transferred to the purchasing company.

                  The total price paid for purchase of the four products totaled US$105 million, and it is included in the "other assets and deferred charges" category. Of the amount paid, US$20 million was attributed to registration costs and licensing, which are amortized over a period of 20 years in the "selling and marketing expenses" category, US$2.5 million was attributed to the purchase of agreements with third parties, which is amortized over a period of 10 years, and the balance of the amount was attributed to the purchase of the product as a going concern which includes: intellectual rights, trade name, brand name, technological know-how, information on customers and suppliers of materials, etc., which constitutes goodwill on the purchase of the products and is amortized over a period of 20 years under other expenses. The price of the marketing and distribution rights was US$5 million and is amortized over a period of 9 years.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2004
--------------------------------------------------------------------------------


Note 10 - Other Assets and Deferred Charges (cont'd)

         B.     Additional details (cont'd)

         3. Regarding goodwill and other assets created in the framework of acquisition of companies during the period of the report, see Note 7D.

         4. In connection with a non-competition and confidentiality agreement with the former CEO of Milenia, see Note 30A(4).


Note 11 - Short-term Credit from Banks

         A.     Composition
                                                                    Consolidated                            Company
                                                         --------------------------------     --------------------------------
                                                                   December 31                          December 31
                                                         --------------------------------     --------------------------------
                                                                  2004              2003              2004               2003
                                                         -------------      -------------     -------------      -------------
                                                         US$ thousands      US$ thousands     US$ thousands      US$ thousands
                                                         -------------      -------------     -------------      -------------
         Credit from banks
         Overdrafts                                            55,613             54,656                  -                 -
         Short-term loans                                      57,366             24,946                  -                 -
                                                         -------------      -------------     -------------      -------------
                                                              112,979             79,602                  -                 -
         Current maturities of long-term loans                 27,042             63,215                  -             4,500
                                                         -------------      -------------     -------------      -------------
                                                              140,021            142,817                  -             4,500
                                                         =============      =============     =============      =============


         B.     Linkage terms and interest rates
                                                                   Consolidated                            Company
                                                         --------------------------------     --------------------------------
                                           Weighted                December 31                          December 31
                                      interest rate      --------------------------------     --------------------------------
                                         at balance               2004              2003              2004               2003
                                         sheet date      -------------      -------------     -------------      -------------
                                                  %      US$ thousands     US$ thousands     US$ thousands      US$ thousands
                                      -------------      -------------      -------------     -------------      -------------
         Credit from banks
         Overdrafts:
         ----------
         In Israeli currency                    1.8             2,892               543                 -                  -
         In US dollars                          4.0            39,272            33,996                 -                  -
         In Euro                                4.5            11,350            17,228                 -                  -
         In Brazilian currency                 16.9             1,814             2,408                 -                  -
         In other currencies                                      285               481                 -                  -
                                                         -------------      -------------     -------------      -------------
                                                               55,613            54,656                 -                  -
                                                         -------------      -------------     -------------      -------------
         Short-term credit:
         -----------------
         In Euro                                                    -             1,807                 -                  -
         In dollars (1)                         3.5            51,677            18,895                 -                  -
         In other currencies                    4.7             5,689             4,244                 -                  -
                                                         -------------      -------------     -------------      -------------
                                                               57,366            24,946                 -                  -
                                                         -------------      -------------     -------------      -------------
                                                              112,979            79,602                 -                  -
                                                         =============      =============     =============      =============


         (1) The loans mainly bear variable interest at an annual rate of between 0.8% and 1.7% above the LIBOR.


         C. Regarding collateral - see Note 20A.


                                                                                        Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2004
-------------------------------------------------------------------------------------------------------------------------


Note 12 - Trade Payables

    Consolidated
                                                                                                   December 31
                                                                                         --------------------------------
                                                                                                 2004               2003
                                                                                         -------------      -------------
                                                                                         US$ thousands      US$ thousands
                                                                                         -------------      -------------
    Open accounts                                                                            325,770            242,795
    Checks payable                                                                               175                275
                                                                                         -------------      -------------
                                                                                             325,945            243,070
                                                                                         =============      =============



Note 13 - Other Payables

                                                              Consolidated                            Company
                                                    --------------------------------     --------------------------------
                                                              December 31                          December 31
                                                    --------------------------------     --------------------------------
                                                             2004              2003              2004               2003
                                                    -------------      -------------     -------------      -------------
                                                    US$ thousands      US$ thousands     US$ thousands      US$ thousands
                                                    -------------      -------------     -------------      -------------

    Salaries and payroll accruals                        32,591             29,852             2,627              4,550
    Accrued income taxes, net of
     advance payments                                    38,047             17,819                 -                  -
    Government agencies                                   5,804              7,058               142                327
    Subsidiaries - current account                            -                  -                33                 56
    Liability for securities sold short (1)               5,627             15,418                 -                  -
    Payables in respect of currency
     transactions                                         9,608              9,956                 -                  -
    Accrued expenses and deferred
     income                                              63,672             34,180             3,209                687
    Payables in respect of acquisition
     of subsidiary                                        6,500              6,300                 -                  -
    Others                                               30,556             29,958               749                753
                                                    -------------      -------------     -------------      -------------

                                                        192,405            150,541             6,760              6,373
                                                    =============      =============     =============      =============

    (1) Subsidiary borrows marketable bonds from a bank for purposes of the short sale thereof. The borrowing period is three months, which is renewed every three months subject to the lender's agreement.

             The subsidiary's liability in respect of the bonds borrowed, is presented based on the market value of the bonds as at the balance sheet date.


                                                                                         Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2004
-------------------------------------------------------------------------------------------------------------------------


Note 14 - Long-Term Loans from Banks

         A.       Composition

                                                              Consolidated                            Company
                                                    --------------------------------     --------------------------------
                                                              December 31                          December 31
                                                    --------------------------------     --------------------------------
                                                             2004              2003              2004               2003
                                                    -------------      -------------     -------------      -------------
                                                    US$ thousands      US$ thousands     US$ thousands      US$ thousands
                                                    -------------      -------------     -------------      -------------

         Loans from banks*                               120,065            332,448                  -            16,875

         Less - current maturities                        27,042             63,215                  -             4,500
                                                    -------------      -------------     -------------      -------------

                                                          93,023            269,233                  -            12,375
                                                    =============      =============     =============      =============

         * After the deduction of an
             investment in bank deposits (see
             Note 8B2) in the amount of:                  19,016             29,101                  -                 -
                                                    =============      =============     =============      =============


         B.       Linkage terms and interest rates
                                                                   Consolidated                            Company
                                                         --------------------------------     --------------------------------
                                           Weighted                December 31                          December 31
                                      interest rate      --------------------------------     --------------------------------
                                         at balance               2004              2003              2004               2003
                                         sheet date      -------------      -------------     -------------      -------------
                                                  %      US$ thousands      US$ thousands     US$ thousands      US$ thousands
                                      -------------      -------------      -------------     -------------      -------------

         In US dollars                          3.6         103,124              313,148                  -            16,875
         In Euro                                3.5           9,189                9,396                  -                 -
         In Israeli currency                    7.4           1,548                2,633                  -                 -
         In other foreign
          currency                              5.2           6,204                7,271                  -                 -
                                                         -------------      -------------     -------------      -------------

                                                            120,065              332,448                  -            16,875
                                                         =============      =============     =============      =============

         * Most of the loans bear interest at the Libor rate plus a margin.


         C.       Maturities

                                                         Consolidated
                                                        -------------
                                                        US$ thousands
                                                        -------------

         First year - current maturities                      27,042
         Second year                                          51,015
         Third year                                           19,282
         Fourth year                                          11,830
         Fifth year                                            5,896
         Sixth year and thereafter                             5,000
                                                        -------------

                                                             120,065
                                                        =============

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2004
--------------------------------------------------------------------------------


Note 14 - Long-Term Loans from Banks (cont'd)

         D. Regarding the commitment of the Company and certain subsidiaries to banks, to maintain certain financial criteria, mainly, debt-equity and profitability ratios - see
                  Note 20C.

         E.       Collaterals - see Note 20A.


Note 15 - Convertible Debentures

         A.       Presented in the "long-term liabilities" category
                  -------------------------------------------------

                                                     Consolidated                            Company
                                           --------------------------------     --------------------------------
                                                     December 31                          December 31
                                           --------------------------------     --------------------------------
                                                    2004              2003              2004               2003
                                           -------------      -------------     -------------      -------------
                                           US$ thousands      US$ thousands     US$ thousands      US$ thousands
                                           -------------      -------------     -------------      -------------

                  Debenture principal           150,000                  -           150,000                 -
                                           =============      =============     =============      =============


                  1. In March 2004, the Company issued, as part of a private issuance to institutional investors (mainly overseas), non-marketable convertible debentures, in the amount of US$ 150 million par value (including US$ 5 million which was issued to the underwriters in April 2004), in exchange for their par value. The period of the debentures is 7 years and they bear annual interest at the rate of 1.75%, which is to be paid once a year, in March. The debentures may be converted into ordinary registered shares of NIS 1 par value each, at a conversion rate of NIS 20.5 par value, based on a fixed rate of exchange of US$1 = NIS 4.514. The ordinary shares to be issued as a result of conversion of the debentures shall be registered for trading on the Tel-Aviv Stock Exchange.

                       The owners of the debentures shall have the right to demand payment of the debentures (principal and interest up to that date) on March 22, 2007, by means of advance written notice (which is given 30-60 days prior to March 22, 2007).

                       The Company shall have the right to execute a forced conversion of the debentures commencing on March 22, 2007, this being so long as the average price per Company share in the period of 20 business days which preceded its notification of forced conversion, shall be at least 30% higher than the price of the conversion rate of the debentures.

                       The Company committed to the debenture purchasers that it would refrain from creating additional liens on its property, the purpose of which is the guarantee of marketable securities or other securities which the Company intends to register for trading.

                       The total issuance expenses with respect to the aforementioned debentures amounted to US$ 2.5 million.

                  2. As at the balance sheet date, conversion of the said debentures is not expected and, accordingly, they are presented in the balance sheet as part of the "long-term liabilities" category.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2004
--------------------------------------------------------------------------------


Note 15 - Convertible Debentures (cont'd)

         B. Presented in a separate category between "long-term liabilities" and "shareholders' equity"

                                                     Consolidated                            Company
                                           --------------------------------     --------------------------------
                                                     December 31                          December 31
                                           --------------------------------     --------------------------------
                                                    2004              2003              2004               2003
                                           -------------      -------------     -------------      -------------
                                           US$ thousands      US$ thousands     US$ thousands      US$ thousands
                                           -------------      -------------     -------------      -------------
               Debenture principal               39,474             81,950            39,474            81,950
               Discount balance, net             (1,152)            (4,245)          (1,565)            (4,658)
                                           -------------      -------------     -------------      -------------

                                                 38,322             77,705            37,909            77,292
                                           =============      =============     =============      =============


               1. In November 2001, convertible debentures and options were issued pursuant to a prospectus, as follows:

                    NIS 270,000,000 par value registered debentures (Series A) offered at 90% of the par value, repayable in a lump-sum payment on November 20, 2007, bearing interest at the annual rate of 2.5% and linked (interest and principal) to the representative exchange rate of the dollar. On any trading day, commencing with the registration date of the debentures (Series A) for trading on the stock exchange and up to and including October 31, 2007, the debentures (Series A) are convertible into fully paid-up ordinary registered shares of NIS 1 par value each, based on a conversion rate of NIS 10.68 par value debentures (Series
                    A) for one ordinary share of NIS 1 par value.

                    As a result of dividend distributions, the conversion rate was updated and, as at the balance sheet date, it stands at NIS 10.03 par value.

                    18,000,000 registered options (Series 1), exercisable for 18,000,000 ordinary shares of NIS 1 par value each of the Company, on any trading day, commencing with the registration date thereof for trading on the stock exchange and up to and including November 20, 2005, such that every option (Series 1) may be exercised for one ordinary share of NIS 1 par value (subject to adjustments), against a cash payment of the exercise price of NIS 10.68, linked to the representative exchange rate of the dollar. In any case, the exercise price will not be less than NIS 10.68. An option (Series 1) which is not exercised up to and including November 20, 2005, will be invalid and will not convey to its holder any right vis-a-vis the Company.

                    As a result of dividend distributions, the exercise price was updated and, as at the balance sheet date, it stands at NIS 10.03

                    The securities were offered to the public in 1,200,000 units by means of a tender on the unit price, where the composition of each unit is NIS 225 par value of debentures (Series A) at the price of 90% of their par value (NIS 202.5) and 15 options (Series 1) for no consideration. The total minimum price per unit was NIS 202.5.

                    The price per unit determined as part of the tender was NIS
                    220. Taking into account the economic value of the options (Series 1) the discount rate with respect to the debentures (Series A) is 9.3%. The gross consideration received in the issuance is US$ 62.5 million, of which US$ 58.5 million was attributed to the debentures (Series A) and US$ 4.0 million was attributed to the options (Series 1).

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2004
--------------------------------------------------------------------------------


Note 15 - Convertible Debentures (cont'd)

          B. Presented in a separate category between "long-term liabilities" and "shareholders' equity" (cont'd)
               ------------------------------------------------


               2. In January 2002, the Company issued to investors, as part of a private placement, NIS 133,980 thousand par value convertible debentures (Series A), at a price of NIS 1.015 for NIS 1 par value of debentures (Series A), for an aggregate consideration of US$ 29.5 million. The terms of the convertible debentures (Series A) are identical to the terms of the debentures (Series A), issued by the Company, as stated in Section A., above.

               3. In June 2002, a subsidiary acquired on the stock exchange, approximately NIS 16,684 thousand par value of debentures (Series A), for a consideration of US$ 3.2 million. The difference between the acquisition cost and the liability value of the debentures acquired on the books, in the amount of US$ 0.4 million, was recorded as a capital reserve in the shareholders' equity section. During June 2003, all the above-mentioned debentures were sold for a consideration of US$ 4.3 million.

               4. In 2003, NIS 57,660,575 par value of debentures (Series A) were converted into 5,565,649 ordinary shares of NIS 1 par value, the majority at a conversion rate of NIS 10.36 par value debentures for one ordinary share of NIS 1 par value. The total share capital issued as a result of the conversion is US$ 1,270 thousand, with a premium of US$ 11,331 thousand.

                    In the year of account, NIS 179,607,707 par value of debentures (Series A) were converted into 17,582,221 ordinary shares of NIS 1 par value, at a conversion rate of NIS 10.03-10.36 par value debentures for one ordinary share of NIS 1 par value. The total share capital issued as a result of the conversion is US$ 3,974 thousand, with a premium of US$ 35,581 thousand. Subsequent to the balance sheet date and proximate to the date of authorization of the financial statements, NIS 12,839 thousand par value of debentures (Series A) were converted into 1,280 thousand ordinary shares of NIS 1 par value.

               5. As at the balance sheet date, conversion of the said debentures is expected and, accordingly, they are presented in the balance sheet in a separate category between the "long-term liabilities" and the "shareholders' equity" sections based on their liability value.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2004
--------------------------------------------------------------------------------


Note 16 - Other Long-Term Liabilities

         Consolidated

         Linkage terms and interest rates

                                      Weighted
                                 interest rate
                                 as of balance             December 31
                                    sheet date    ------------------------------
                                 -------------             2004             2003
                                             %    US$ thousands    US$ thousands
                                 -------------    -------------    -------------


          Liabilities linked
           to the US dollar                  2           9,195             400
          Liabilities linked
           to the Brazilian Real                             -           1,880
          Liabilities linked to
           another currency                4.5             142             190
                                                  -------------    -------------
                                                         9,337           2,470
                                                  =============    =============


          The liabilities are schedule for repayment in the years 2006 - 2008.


Note 17 - Taxes on Income

      A. Benefits under the Law for the Encouragement of Capital Investments,
      1959

      The plants of the subsidiaries in Israel have been granted "Approved Enterprise" status under the Law for the Encouragement of Capital Investments, 1959. Part of the income deriving from the approved enterprises during the benefit period is subject to tax at the rate of 25% (the total benefit period is for seven years and in certain circumstances ten years, but does not exceed beyond either 14 years from the date of the letter of approval or 12 years from the date the approved enterprise commenced operations).

      Other plants of subsidiaries in Israel are entitled to a tax exemption for periods of between two and six years and a reduced tax rate of 25% for the remainder of the benefit period. Should a dividend be distributed from the tax-exempt income, the subsidiaries will be liable to pay tax on the income from which the dividend was distributed at a rate of 25%.

      The benefit period has ended for some of the plants of the subsidiaries and the benefit period for others will end during years up to 2008. In addition, subsidiaries have other investment programs in progress, or for which the benefit period with respect thereto has not yet commenced.

      The abovementioned benefits are conditional upon compliance with certain conditions specified in the Law and related Regulations, and in the letters of approval, in accordance with which the investments in the approved enterprises were made. Failure to meet these conditions may lead to cancellation of the benefits, in whole or in part, and to repayment of any benefits already received, together with interest. Management believes that the companies are complying with these conditions.

      B.  Benefits under the Law for the Encouragement of Industry (Taxes), 1969

      Under the Law for the Encouragement of Industry (Taxes) 1969, the Company is an industrial holding company and the subsidiaries in Israel are "industrial companies". The main benefit under this law is the filing of consolidated income tax returns. The Company files a consolidated income tax return with Makhteshim.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2004
--------------------------------------------------------------------------------


Note 17 - Taxes on Income (cont'd)

         C.       Taxation under inflationary conditions

         The Company and its subsidiaries in Israel are subject to the Income Tax Law (Inflationary Adjustments), 1985. Under this Law, the results for tax purposes are adjusted principally for the changes in the Consumer Price Index. The financial statements are presented in US dollars.

         D.       Benefits for development areas

         A subsidiary is subject to the Income Tax Regulations (Tax Reductions in Certain Settlements and Agriculture-based Army Units ("Nahal")), 1978. Under these Regulations, the subsidiary is entitled to an additional deduction, at the rate of 25% of the tax depreciation claimed in respect of the plants constructed in Ramat Hovav.
         These Regulations were in effect until December 31, 2003.

         E.       Foreign subsidiaries

         The subsidiaries are assessed according to the tax laws applicable in the respective countries where these subsidiaries operate.

         F.       Change in tax rate

         On June 29, 2004, Income Tax Ordinance Amendment (No. 140 and Temporary Order), 2004 (hereinafter - "the Amendment") passed the second and third reading in the Israeli Knesset. The Amendment provides that the Companies Tax rate shall be gradually reduced, commencing from January 1, 2004 from 36% to 30% in the following manner: in 2004 - 35%, in 2005 - 34%, in 2006 - 32% and in 2007 and
         thereafter - 30%.

         G.       Deferred taxes
                                                                 Consolidated                            Company
                                                       --------------------------------     --------------------------------
                                                                 December 31                          December 31
                                                       --------------------------------     --------------------------------
                                                                2004              2003              2004               2003
                                                       -------------      -------------     -------------      -------------
                                                       US$ thousands      US$ thousands     US$ thousands      US$ thousands
                                                       -------------      -------------     -------------      -------------
         (1)      Movement

                  Balance at beginning
                   of year                                   33,522             30,289            (6,250)            (3,743)
                  Included in statement
                   of income                                   (163)             3,233              (749)            (2,507)
                  Newly consolidated                          3,958                  -                 -                  -
                                                      -------------      -------------     -------------      -------------

                  Balance at end of year                     37,317             33,522            (6,999)            (6,250)
                                                      =============      =============     =============      =============

                  Classified as:

                  Other receivables                         (17,037)           (10,256)             (325)            (5,155)
                  Long-term liabilities (in the
                   balances of the long-term
                   debt)                                     54,354             43,778            (6,674)            (1,095)
                                                      -------------      -------------     -------------      -------------

                                                             37,317             33,522            (6,999)            (6,250)
                                                      =============      =============     =============      =============

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2004
--------------------------------------------------------------------------------


Note 17 - Taxes on Income (cont'd)

         G.       Deferred taxes (cont'd)

         (2)      Composition
                                                                  Consolidated                            Company
                                                       --------------------------------      --------------------------------
                                                                 December 31                          December 31
                                                       --------------------------------      --------------------------------
                                                                2004              2003              2004               2003
                                                       -------------      -------------      -------------      -------------
                                                       US$ thousands      US$ thousands      US$ thousands      US$ thousands
                                                       -------------      -------------      -------------      -------------
                  Deferred taxes in respect of:
                  Depreciable assets                          81,606             81,876                 -                  -
                  Carryforward tax losses                    (19,864)           (33,233)           (5,343)            (4,077)
                  Inventories                                (17,615)            (7,124)                -                  -
                  Employee severance
                   benefits, net                             (11,467)           (11,142)           (1,656)            (2,097)
                  Other temporary
                   differences                                   699              3,145                 -                (76)
                  Newly consolidated                           3,958                  -                 -                  -
                                                       -------------      -------------      -------------      -------------

                                                              37,317             33,522            (6,999)            (6,250)
                                                       =============      =============      =============      =============


                  In the consolidated balance sheet, deferred taxes are computed at rates ranging between approximately 29% and 35% (Company - 29%).


         H.       Composition of tax expense (benefit)

         Consolidated

                                                                   For the year ended December 31
                                                           --------------------------------------------------
                                                                    2004              2003               2002
                                                           -------------     -------------      -------------
                                                           US$ thousands     US$ thousands      US$ thousands
                                                           -------------     -------------      -------------
         Taxes in respect of the reported period:
         Current                                                 51,228            24,702             10,334
         Deferred                                                (3,034)            3,173              4,371
                                                                 48,194            27,875             14,705

         Taxes in respect of prior years:
          Current                                                 1,269             4,683             (4,793)
          Deferred                                                2,871                60              2,546
                                                                  4,140             4,743             (2,247)
                                                           -------------     -------------      -------------

                                                                 52,334            32,618             12,458
                                                           =============     =============      =============

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2004
--------------------------------------------------------------------------------


Note 17 - Taxes on Income (cont'd)

         H.       Composition of tax expense (benefit) (cont'd)

          Company

                                   For the year ended December 31
                           --------------------------------------------------
                                    2004              2003               2002
                           -------------     -------------      -------------
                           US$ thousands     US$ thousands      US$ thousands
                           -------------     -------------      -------------

         Current                      2                29                  -
         Deferred                  (749)           (2,507)               214
                           -------------     -------------      -------------
                                   (747)           (2,478)               214
                           -------------     -------------      -------------


         I.       Theoretical tax

         Following is a reconciliation between the theoretical tax and the tax expense included in the statement of income:

         Consolidated

                                                                    For the year ended December 31
                                                           --------------------------------------------------
                                                                    2004              2003               2002
                                                           -------------     -------------      -------------
                                                                     35%               36%               36%
                                                           -------------     -------------      -------------
                                                           US$ thousands     US$ thousands      US$ thousands
                                                           -------------     -------------      -------------
         Tax expense computed at regular tax rate               76,608           49,030             26,266
         Tax benefit for approved enterprises                  (10,203)          (3,727)            (5,985)
         Benefit for plants in development areas                     -           (2,109)            (1,723)
         Difference between financial statement
          measurement of income and tax basis                    2,559           (4,868)             4,388
         Change in rate of deferred taxes                       (1,912)           2,384                  -
         Income taxable at other tax rates                     (20,732)         (14,490)            (9,672)
         Taxes in respect of previous years                      4,140            4,743             (2,247)
         Nondeductible expenses and other differences            1,874            1,655              1,431
                                                           -------------     -------------      -------------
                                                                52,334           32,618             12,458
                                                           =============     =============      =============


         Company

                                                                    For the year ended December 31
                                                           --------------------------------------------------
                                                                    2004              2003               2002
                                                           -------------     -------------      -------------
                                                                     35%               36%               36%
                                                           -------------     -------------      -------------
                                                           US$ thousands     US$ thousands      US$ thousands
                                                           -------------     -------------      -------------
         Tax expense computed at regular tax rate               57,673           36,107             21,705
         Difference between financial statement
           measurement of income and tax basis                     353              166                166
         Equity in earnings of investee companies, net         (57,192)         (37,446)           (21,486)
         Nondeductible expenses and other differences           (1,581)          (1,305)              (171)
                                                           -------------     -------------      -------------
                                                                  (747)          (2,478)               214
                                                           =============     =============      =============

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2004
--------------------------------------------------------------------------------


Note 17 - Taxes on Income (cont'd)


         J.     Final assessments

         The Company, Makhteshim, Agan and Lycored have received final tax assessments up to and including the 2001 tax year. Luxembourg and Bio-Dar Ltd. have received final tax assessments up to and including 1998. Other companies in Israel have not received tax assessments since their inception.

         K.     Losses and deductions available for carryforward to future years

         As at the balance sheet date, the losses for tax purposes which are available for carryforward to future tax years, amount to US$ 66 million.

         The Company has recorded a deferred tax asset with respect to the accrued losses, in the amount of US$ 19.9 million, based on Management's estimation that there is a high level of certainty that such losses will be utilized in the upcoming years.


         L.     Additional Information

         Regarding fiscal claims against Milenia - see Note 19D(3).



Note 18 - Employee Termination Benefits, Net

         A.       Composition
                                                                   Consolidated                            Company
                                                       --------------------------------      --------------------------------
                                                                 December 31                          December 31
                                                       --------------------------------      --------------------------------
                                                                2004              2003              2004               2003
                                                       -------------      -------------      -------------      -------------
                                                       US$ thousands      US$ thousands      US$ thousands      US$ thousands
                                                       -------------      -------------      -------------      -------------
         Accrued severance pay and
          retirement grants                                26,576             23,831             4,591              3,911
         Less - deposits in severance pay funds            15,957             13,763                 -                  -
                                                      -------------      -------------      -------------      -------------
                                                           10,619             10,068             4,591              3,911

         Early retirement pension                          13,248             12,399                 -                  -

         Accrual for unutilized sick leave                  2,842              2,307                 -                  -
                                                      -------------      -------------      -------------      -------------

                                                           26,709             24,774             4,591              3,911
                                                      =============      =============      =============      =============

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2004
--------------------------------------------------------------------------------


Note 18 - Employee Termination Benefits, Net

         B. Severance pay and retirement grants

         The Company and its subsidiaries in Israel make regular deposits with "Nativ" (the Pension Fund of the Workers and Employees of the Histadrut Ltd.) and insurance companies. These deposits are intended to provide employees with pension rights or severance pay upon reaching retirement age. Amounts deposited in the pension fund and insurance companies are not included in the balance sheet because they are not under the management or control of the companies.

         Employees dismissed before attaining retirement age are eligible for severance benefits, computed on the basis of their most recent salary. Where the amounts accumulated in the pension fund are not sufficient to cover the computed severance benefits, the companies will cover the difference. Experience has shown that the majority of salaried employees continue to work until retirement age and the companies have not been required to cover substantial differences in severance pay to employees who retire prior to reaching retirement age. Management of the Company and the subsidiaries accordingly believe that it is unlikely that it will be necessary to cover such differences and therefore no accrual has been made in the financial statements.

         In addition to their abovementioned pension rights, employees are entitled to receive retirement grants at the rate of 2.33% of their salary at retirement age. The accrual in the balance sheet covers the companies' obligations with regard to these retirement grants, as well as their liability to pay severance benefits to some of their employees for the period prior to the date on which these employees joined the pension plan, during which period no deposits had been made in the fund in the name of the employee.

         C.       Deposits with severance pay fund and retirement grants

         The deposits in the severance pay funds include accrued linkage differences and interest and are made in severance pay funds with banks and insurance companies. Withdrawal of the amounts on deposit is contingent upon the fulfillment of the provisions set forth in the Severance Pay Law.

         D.       Compensation for unutilized sick leave

         The financial statements include an accrual for compensation in respect of unutilized sick leave for employees who are 55 and older. No accrual is made in respect of employees under the age of 55 as it is uncertain as to whether or not they will receive such compensation (by reason of utilization of sick leave or early retirement). The accrual is computed, using the latest wage rates, on the basis of eight work days for each year of employment in which sick leave was not utilized.

         E.       Early retirement pension

         The financial statements include a provision for payment of pension benefits to a number of employees whose work was terminated before they reached retirement age. The provision was calculated by reference to the period from the time their work was terminated until the date stipulated in the agreement, on the basis of the present value of the pension payments (the interest rate used in the present value calculation was 3.6% per annum).

         At the beginning of 2004, the Knesset passed a law according to which the Articles of Association for pension funds were changed, such that the retirement age will be gradually raised for men from 65 to 67 and for women from 60 to 62.

         In the estimation of Company Management, the above-mentioned law will have no effect on the Company's liabilities for early retirement in connection with its employees who left prior to reaching retirement age.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2004
--------------------------------------------------------------------------------


Note 19 - Commitments and Contingent Liabilities

         A.       Commitments

         (1) The Articles of Association of the Company and its subsidiaries permit, subject to the governing companies' laws, including the provision of the Companies Law, indemnification and insurance of the responsibilities of directors and officers therein, provided that if the Company decides to provide advance indemnification, the amount of such indemnification shall be limited to 25% of the Company's shareholders' equity as at the date the indemnification is granted.

         (2) Liability of directors and officers of the Company and its subsidiaries is insured as part of a policy. The limit of the insured responsibility is US$ 100 million. The directors who were insured within the policy include all of the Company's directors as well as the directors of the subsidiaries.

         (3) A subsidiary has a long-term supply contract with an international company in the annual amount of US$ 17 million for a five-year period (2001 - 2006). Based on the contracts, a multi-national company participates in part of the manufacturing costs.

         (4) Regarding undertakings of the Company and its subsidiaries as part of a securitization transaction - see Note 3(1).

         (5)      Regarding undertakings with interested parties - see Note
                  30A.

         B.       Contingent liabilities

         (1) In accordance with the Law for the Encouragement of Capital Investments, 1959, subsidiaries received grants from the State of Israel in respect of investments made in fixed assets as part of plant expansion projects authorized by the Investment Center. Receipt of grants is conditional upon fulfillment of the terms of the letter of approval which include, among other things, exports at certain rates. If the companies do not comply with the required terms, the grants will have to be refunded, together with interest from the date of their receipt. Management believes that the subsidiaries are in compliance with the conditions for approval.

         (2) In accordance with the Law for the Encouragement of Research and Development in Industry, 1984, subsidiaries received grants from the State of Israel in respect of their research and development expenses incurred on projects approved by the Industrial Research and Development Administration. Receipt of the grants is conditional upon compliance with the terms of the letter of approval which include, among other things, the payment of royalties to the State at rates of between 2%-3.5% of the sales of products, up to the amount of the State's participation.

                  The balance of the State's participation in the companies' research and development expenses (net of royalties paid in respect thereof), after deduction of participations in expenses of unsuccessful research projects which were abandoned, amounts to approximately US$ 6 million.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2004
--------------------------------------------------------------------------------


Note 19 - Commitments and Contingent Liabilities (cont'd)

         B.       Contingent liabilities (cont'd)

         (3) The Company has undertaken to indemnify the economic consultants who determined the exchange ratio for the Arrangement (see Note 1B) for reasonable expenses that they may be required to pay for legal consultation and representation in the event that legal proceedings are brought against them in connection with their opinion. In addition, the Company will indemnify the economic consultants for any damages payable in consequence of legal proceedings which exceed US$ 1.5 million. The Company shall not be liable to indemnify the economic consultants if it is determined that they acted with gross negligence or willful misconduct in connection with their opinion.

         (4) A subsidiary has an agreement pursuant to which it will pay royalties at the rate of 4% of sales, with certain reductions stated in the agreement, with respect to a product whose development rights were acquired by the subsidiary, for a period of 10 years beginning from the year 2000, the date on which sales of the product to outsiders reached the level of sales stipulated in the agreement. Under certain conditions, the royalties may be reduced to a rate of not less than 2%.

         (5)      In Israel the Stamp Duty on Documents Law - 1961 (hereinafter
                  - the Law) applies to various documents at various rates, according to the type of the document and the amount specified or not specified in it. In June 2003 Section 15A of the Law regarding the identity of those required to pay stamp duty was amended.

                  Beginning from June 2003 the Israeli Tax Authorities increased enforcement of the law. The amendment to the Law and the enforcement measures taken by the Tax Authorities were raised for discussion at the Supreme Court, which has not yet established its opinion on the matter. Furthermore, in accordance with legislative trends it is anticipated that the Stamp Duty Law will be gradually annulled and that by 2008 it will be completely annulled.

                  In August 2004 the Customs and VAT Department requested from a subsidiary to produce documents the company had signed after June 1, 2003. The Customs and VAT Department contends that the Law requires the payment of stamp duty on the requested documents. Furthermore, the company was issued a stamp duty notice with respect to a document it had signed with a third party.

                  In the opinion of management of the Company, which is based on the opinion of its legal counsel, the Company does not stand before any material exposure in respect of any demand arising from the Stamp Duty Law.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2004
--------------------------------------------------------------------------------


Note 19 - Commitments and Contingent Liabilities (cont'd)

         C.       Environmental quality

         (1) The operations of the Company and of its investee companies are exposed to risks related to environmental contamination, since they produce, store and sell chemicals. The Group invests substantial sums in order to comply with environmental laws and regulations, and management believes that the Group companies are in compliance with those laws. In accordance with the estimate of the Company's insurance experts, the Group insurance policies cover any sudden, unexpected environmental contamination caused in Israel and the rest of the world, subject to the conditions of the relevant policies. As at December 31, 2004, the Group did not have any coverage against ongoing environmental contamination. Such insurance is difficult to obtain, and in cases when it can be obtained, the Company believes that the terms of the policy, including the amount of the insurance coverage, do not presently justify obtaining such a policy.

         (2) Pursuant to an agreement with the Ministry of Environmental Protection, subsidiaries decided to construct facilities for the biological treatment of waste. Construction of the facility will take about 3 years. In the estimation of the subsidiary's management, the aggregate construction cost will be between US$ 30 million and US$ 40 million.

         (3) One of the subsidiary's plants, together with other chemical plants, was constructed in Ramat Hovav, since the Government of Israel determined that the location was suitable for chemical plants as it was assumed that the layers of the soil in that area were absolutely sealed against penetration by liquid discharges or contamination. The Ministry of Environmental Protection conducted tests as a result of which it was reported that data exist indicating subterranean contamination in Ramat Hovav. The inspectors recommended that steps be taken to prevent further leakage from active and dormant installations which are likely to constitute a source of contamination of the subterranean water in the region.

                  The subsidiary may be required to clean up the relevant areas or subterranean layers if and when it is found that the subsidiary is responsible for the said contamination. Over the past several years various tests have been performed by different agencies to test the ground contamination in the Ramat Hovav area as well as the area surrounding the subsidiary's premises in Be'er Sheva. In the opinion of Company Management, no material consequences on the financial statements are expected due to application of the recommendations deriving from the said examinations.

         (4) In May 2004, a subsidiary and other factories in the Ramat Hovav area received a notification of a change in the terms of the license, according to which the factories will be required to treat their waste, in contrast with the current treatment, independently and through application of evaporation procedures, in the framework of which the factories are required to perform within a short time, research and development for purposes of conformance of the procedures to the composition of each factory's waste, and later on to construct an appropriate facility, as well as application of formulation procedures, in the framework of which the factories are required to present research and development plans to the Ministry for purposes of application of the procedures with respect to the waste. At the same time, the Ministry of Environmental Protection set a date by which the factories are required to treat their waste in the required format and to stop the flow of waste into the evaporation pools and the waste treatment facilities of the Council.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2004
--------------------------------------------------------------------------------


Note 19 - Commitments and Contingent Liabilities (cont'd)

         C.       Environmental quality (cont'd)

         (4)      (cont'd)

                  On October 10, 2004, the subsidiary, together with the Israeli Union of Industrialists and other companies, filed an administrative petition with the District Court of Be'er Sheva against the Ministry of Environmental Protection. The subject of the petition is in respect of the additional conditions for receipt of a business license that were imposed on the petitioning factories in May 2004 that deal with treatment and removal of waste accumulated as a result of their operations.

                  As part of the petition, the Court was requested to issue an order declaring that the additional conditions are null and void.

                  On December 29, 2004, a preliminary hearing was held with respect to the petition and it was determined that the hearing on the petition will be held on March 7, 2005.

                  In the estimation of Company Management, based on the advice of its legal advisors, in light of the early stage of the proceedings, it is not possible at this stage to predict the chances of the administrative petition succeeding.

                  In the Company's estimation, if the petition is rejected, such rejection will have a material impact on the activities of the factory in Ramat Hovav and/or investments will be required, the scope of which the Company is unable to estimate at this point.

         (5) On November 28, 2004, a Government decision was received that approves a plan in connection with reduction of damaging air and water pollution agents deriving from the Ramat Hovav area.

                A.     Treatment of Factory Waste
                       --------------------------

                1. By June 30, 2006, flow of the untreated waste into the joint biological treatment facility will be discontinued, and every factory will treat its waste up to the quality level determined by the Ministry of Environmental Protection (as determined in additional terms of the business license from May 2004).

                2. By December 31, 2007, flow of the runoff into the existing evaporation pools will be discontinued, and every factory will treat its runoff up to the quality level determined by the Ministry of Environmental Protection (as determined in additional terms of the business license from May 2004).

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2004
--------------------------------------------------------------------------------


Note 19 - Commitments and Contingent Liabilities (cont'd)

         C.       Environmental quality (cont'd)

                B.     Rehabilitation of the Existing Evaporation Pools
                       ------------------------------------------------

                1. From January 1, 2005, the Ramat Hovav Industrial Council will commence activities to dry out and rehabilitate the area of the evaporation pools spanning an area of about 1,500 dunams, in an attempt to complete such drying out and rehabilitation activities no later than the end of 2012.

                2. The Ramat Hovav Industrial Council will submit a detailed plan along with timetables for the drying out and rehabilitation of the area of the evaporation pools for approval by the Ministry of Environmental Protection by December 31, 2004.


                C.     Treatment of Air Pollution
                       --------------------------

                The Ministry of Environmental Protection will formulate and operate a plan for prevention of exceptional emissions of dangerous substances into the air in the Ramat Hovav Industrial Area.

                Regarding the possible consequences of the said Government decision on the Company's activities, see Section 4, above.


         D.       Claims against subsidiaries

         (1) A claim has been submitted against Milenia on the grounds that a certain process it uses is a protected trade secret, which was copied from the plaintiff. Accordingly, Milenia is demanded to indemnify the plaintiff for unfair competition at an amount of approximately US$ 9 million (based on a calculation of the amount of the material used). Furthermore, the plaintiff demands that Milenia be fined US$ 25 per day, in respect of the unlawful use of trade secrets.

                  In February 2004, Milenia and the plaintiff reached a settlement with no indemnity to the parties, under which each of the parties paid fees to their own attorneys. The total cost to Milenia amounted to approximately US$ 0.2 million.

         (2) In 1995, a claim was submitted against Milenia and a number of other parties for a total amount of approximately US$ 36 million by a group which purchased the rights of two banks which went bankrupt. The remainder of the claim is being submitted against Milenia in its capacity as a guarantor for agricultural cooperatives, which were its former shareholders.

                  Milenia's position is that it was excluded from the guarantee agreement by a later agreement between the bank, the former shareholders and the other subsidiary of the former shareholders. A provision of approximately US$ 2 million was recorded in the financial statements for this claim, based on a possibility of settlement in due course. Milenia's position, based on an analysis by their legal advisors, is that, the provision recorded is sufficient to cover any probable losses it may have on this case.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2004
--------------------------------------------------------------------------------


Note 19 - Commitments and Contingent Liabilities (cont'd)

         D.       Claims against subsidiaries (cont'd)

         (3) Administrative proceedings as well as civil and other fiscal claims have been submitted against Milenia totaling approximately US$ 48.5 million. Milenia's management believes based on, inter alia, the opinion of its legal advisors, that its chances of winning in the administrative proceedings and successfully defending against the aforesaid claims and demands, are probable and the provisions included in the financial statements are sufficient to cover any losses, which may be incurred as a result of these claims.

         (4) A claim was filed against Agan in the District Labor Court, for payment of approximately US$1 million, in respect of severance pay. The plaintiff contends that he was a salaried employee of Agan and that the payments made by Agan to a company which he owned must be considered his determining salary for purposes of payment of severance pay. Agan submitted a statement of defense. In the estimation of Agan's Management based on the opinion of its legal advisors, the claim's chances are remote. No provision has been included in the financial statements in respect of this claim.

         (5) A criminal complaint has been filed against Makhteshim and one of its managers by the Man, Nature and Law Amuta (Society). In the charge sheet, it is stated that in a number of cases during 1999-2002, discharges of materials were measured in the exhaust vents in Makhteshim's factory in Ramat Hovav in forbidden concentrations which created strong pollution. Makhteshim does not admit to the allegations stated in the complaint. In the estimation of Makhteshim and its legal advisors, in light of the early stage of the proceedings, it is not possible to predict the results of the complaint and/or the related exposure and, therefore, no provision has been recorded in the books in respect thereof.

         (6) A number of other claims have been filed against Agan, the total amount of which is US$ 3.5 million, in respect of damages which, according to the plaintiffs, were caused due use of Agan's products, breach of agreement to market a product, supply of a faulty product, as well as in connection with additional claims. In Agan's estimation, based on the opinion of its legal advisors, with respect to some of these claims the chances of defense are good, while regarding some of the claims it is not possible, at this stage, to predict their outcome. Accordingly, no provisions have been recorded on the books in connection with these claims.

         (7) A number of other claims have been filed against Makhteshim, the total amount of which is US$ 1.4 million, in respect of damages which, according to the plaintiffs, were caused by, among other reasons, use of its products as well as a claim of a supplier which provided the planning work with respect to construction of the plant in Ramat Hovav.
                  In Makhteshim's estimation, based on the opinion of its legal advisors, with respect to some of these claims the chances of defense are good or the provisions included in the books are adequate. With respect to claims regarding which it is not possible, at this stage, to predict their outcome, no provisions have been included in the financial statements.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2004
--------------------------------------------------------------------------------


Note 19 - Commitments and Contingent Liabilities (cont'd)


         E.       Guarantees

         (1) The Company has guaranteed the liabilities to banks of a subsidiary without any limitation as to amount. As at the balance sheet date, the outstanding liabilities of the subsidiary to the banks totaled US$ 51 million.

         (2) The Company has guaranteed the liabilities to banks and suppliers of subsidiaries, the amount of which as at the balance sheet date totaled US$ 42 million.

         (3) Makhteshim and Agan have guaranteed the liabilities to banks of subsidiaries in the amount of US$ 15 million.

         (4) Foreign suppliers and banks have provided credit lines in the approximate amount of US$ 137 million to foreign subsidiaries and to one subsidiary in Israel relying upon, among other things, the commitments of Makhteshim and Agan as to their proper fiscal management and the policies of Makhteshim and Agan to take steps that will enable those companies to meet their obligations. The amount of the credit lines utilized as at December 31, 2004, amounted to approximately US$ 91 million.

         (5) The Company and Milenia committed to indemnify financial institutions, upon the existence of certain conditions, in respect of credit received by Milenia's customers from those financial institutions, which were used for repayment of the debts of such customers to Milenia in respect of its sales to those customers. The amount of the commitment for indemnification, as at the balance sheet date, was approximately US$ 98 million, of which approximately US$ 80 million was a commitment for indemnification of Milenia and approximately US$ 18 million was a commitment for indemnification of the Company and Milenia (December 31, 2003
                  - approximately US$ 85 million, of which approximately US$ 55 million was a commitment for indemnification of Milenia and approximately US$ 30 million was a commitment for indemnification of the Company and Milenia).

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2004
--------------------------------------------------------------------------------


Note 20 - Liens and Collaterals

         A. Following are details of collateralized liabilities to banks:

                                                                    December 31
                                                                           2004
                                                                  US$ thousands
                                                                  -------------

         Current liabilities                                                 -
                                                                  =============

         Long-term liabilities (including current maturities)           78,632
                                                                  =============



         As collateral for the above liabilities, a subsidiary has registered a mortgage on land and buildings, and other subsidiaries have registered a first degree charge on assets including machinery and equipment, share capital and intangible assets.

         - A foreign subsidiary has deposited with banks, documents for collection amounting to US$ 17 million and other foreign subsidiary companies have registered charges on some of their assets.

         - The Company and its Israeli subsidiaries have made commitments to banks not to register charges on their assets in favor of other parties, except specific liens for acquisition of an asset for the benefit of the party financing the acquisition on certain terms and subject to the giving of notification to the bank, and except for creation of liens related to receipt of investment grants, as stated in Section B, below.

                  In addition, the Company committed not to transfer or sell any one of its assets (except for sales in the Company's ordinary course of business and at customary market terms, including sale of trade receivables), without obtaining the bank's written consent in advance, except for the following:

                  (a) Transfer to a subsidiary which did not create and will not create general liens and which commits not to pledge or sell the pledged assets without obtaining the bank's consent in advance.

                  (b) Sale or transfer of assets, the value of the Company's interest in which does not exceed US$20 million for any particular year and provided that the cumulative value of the total assets to be transferred or sold will not exceed US$ 60 million.

         - Regarding bank deposits which serve as the sole security for repayment of loans taken by a subsidiary from that bank - see
                  Note 8B(2).


         B. As collateral for the fulfillment of the requirements in respect of investment grants received (see Note 17A), the Company and its subsidiaries have registered floating charges in unlimited amounts on all of their assets and have provided an unlimited guarantee in favor of the State of Israel.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2004
--------------------------------------------------------------------------------


Note 20 - Liens and Collaterals (cont'd)

         C. The Company and it's subsidiary have committed to banks to maintain financial criteria, the main ones of which are as follows:

                  - The ratio of the interest-bearing financial liabilities to shareholders' equity shall not exceed 1.0.

                  - The ratio of the interest-bearing financial liabilities to income before financing expenses, taxes, depreciation and amortization (EBITDA) shall not exceed 3.3 (in subsidiary - 4).

                  - The shareholders' equity will not be less than US$ 720 million.

                  In the opinion of the management of the Company and it's subsidiary, as at the balance sheet date the company and it's subsidiary are in compliance with the aforementioned financial ratios.



Note 21 - Shareholders' Equity

         A.       Share capital
                                                                   December 31
                                                 --------------------------------------------------
                                                    2004-2003               2004               2003
                                                 -------------      ------------       ------------
                                                               Number of shares
                                                 --------------------------------------------------
                                                   Authorized              Issued and paid-up
                                                 -------------      -------------------------------

    Ordinary shares of NIS 1 par value            500,000,000        402,088,045        377,916,876
                                                 =============      ============       ============


    All of the shares are registered for trading on the Tel Aviv Stock Exchange.


         B.       Employee stock options

         1. On April 23, 2001 (hereinafter - the determining date), the Company's Board of Directors resolved to grant options to employees of the Company and to employees of its subsidiaries. In accordance with this plan, the said employees will be allotted 17,400,000 option warrants which are exercisable for up to 17,400,000 ordinary shares of a par value of NIS 1 each, of the Company, at an exercise price of US$ 1.882 as at the balance sheet date after adjustments made to all options due to a dividend distribution (the market value of a share as of April 22, 2001 was NIS 8.12).

                  All options warrants are to be issued to a trustee pursuant to the plan. The options were issued in accordance with
                  Section 102 of the Income Tax Ordinance and the shares to be issued on the exercise thereof will be held by the trustee for a period of at least two years from the date of issuance of the options.

                  Eligibility to receive the option warrants, subject to the terms of the plan, is in three portions, as follows: One third on the determining date, an additional third after the elapse of one year from the determining date and the balance after the elapse of two years from the determining date.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2004
--------------------------------------------------------------------------------


Note 21 - Shareholders' Equity (cont'd)

         B.       Employee stock options (cont'd)

                  The options of each portion can be exercised after the elapse of one year from the date of entitlement, and they expire after the elapse of five years from the date of the beginning of the exercise period of each portion.

                  Pursuant to the option plan, at the time of exercise of the options the Company will issue shares in a number which reflects the amount of the monetary benefit inherent in the option, that is, the difference between the regular price of a Company share on the exercise date and the exercise price of the option.

                  Under this plan, the CEO of the Company will be allotted 1,400,000 option warrants exercisable into 1,400,000 ordinary shares of a par value of NIS 1 each of the Company, which constitute 8% of the total amount of options to be granted under the plan.

                  In 2003, 7,361,923 options were exercised by Company employees for 2,551,247 of the Company's ordinary shares of NIS 1 par value each.

                  In 2004, 4,159,719 options were exercised by Company employees for 2,505,938 of the Company's ordinary shares of NIS 1 par value each.

                  Subsequent to the balance sheet date and proximate to the date of authorization of the financial statements, approximately 262 thousand options were exercised by Company employees for 171 thousand of the Company's ordinary shares of NIS 1 par value each.

         2. On April 14, 2003 (hereinafter - "the determination date"), the Company's Board of Directors resolved to adopt an employee compensation plan for the employees of the Company and its subsidiaries and for their directors (hereinafter - "the Plan"), pursuant to which 17,000,000 options will be issued to the employees, which are exercisable for up to 17,000,000 of the Company's ordinary shares of NIS 1 par value each, at an exercise price of NIS 7.72 as at the balance sheet date after adjustments made due to a dividend distribution (the closing share price of the Company's shares on the stock exchange on the Determination Date, was NIS 9.13 per share).

                  All of the options will be issued under Section 102 of the Income Tax Ordinance. The options issued and the shares issued upon the exercise thereof, will be held by a trustee for a period of at least two years from the end of the year in which the options are issued.

                  In accordance with the Plan, at the time of exercise of the options, the Company will issue shares in an amount which reflects the amount of the monetary benefit implicit in the options, that is, the difference between the price of an ordinary share of the Company on the exercise date and the exercise price of the option.

                  In the framework of the Plan, Company employees who were issued options under the Company's prior employee compensation plan, which was adopted on April 23, 2001 (hereinafter - "the Prior Plan") were offered to convert the options issued to them under the Prior Plan into 12,180,000 options under the Plan. The offer was not accepted by any of the Company's employees.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2004
--------------------------------------------------------------------------------


Note 21 - Shareholders' Equity (cont'd)

         B.       Employee stock options (cont'd)

         2.       (cont'd)

                  The right to exercise the options, with respect to offerees who are not included with those who received options under the Prior Plan and are converting them to options issued under the Plan, is in three increments, as follows: one-third at the end of one year from the Determination Date, an additional one-third at the end of two years from the Determination Date and the balance at the end of three years from the Determination Date. The expiration date of the options is five years from the beginning of the exercise period of each increment.

                  In the framework of the Plan, the former CEO of the Company was entitled to convert the options issued to him pursuant to the Prior Plan into 980,000 options pursuant to the Plan, which are exercisable for up to 980,000 of the Company's ordinary shares of NIS 1 par value each and which constitute 5.8% of the total options issued in the framework of the Plan. The Company's former CEO did not convert the options.

                  In addition, in the framework of the Plan, the Company's CEO was issued 1,600,000 options which are exercisable for up to 1,600,000 of the Company's ordinary shares of NIS 1 par value each and which constitute 9.4% of the total options issued in the framework of the Plan.

                  In addition, in the framework of the Plan, the Company's directors were issued a total of 1,800,000 options which constitute 10% of the total options issued in the framework of the Plan.

                  In 2004, 1,420,000 options were distributed to Company directors and employees.

                  In 2004, 105,663 options were exercised by Company employees for 64,746 of the Company's ordinary shares of NIS 1 par value.

                  Subsequent to the balance sheet date and proximate to the date of authorization of the financial statements, Company employees exercised 8,000 options for 5,000 of the Company's ordinary shares of NIS 1 par value.

         3. Subsequent to balance sheet date, on March 8, 2005, the Company's Board of Directors resolved to adopt a new stock option plan for the officers and employees of the Company and its subsidiaries. Pursuant to the plan they will be issued up to 20,000,000 options exercisable into up to 20,000,000 ordinary shares of the Company of a par value of NIS 1 each, of which up to 3,000,000 options will be issued to the Company's CEO and directors.

                  Regardless of the aforementioned, the assumption regarding the full exercise of the options is purely theoretical, since the offerees that exercise the options will not actually be issued the full amount of the shares deriving from them, but only shares in an amount which reflects the amount of the monetary benefit implicit in the options, that is, the difference between the price of an ordinary share of the Company on the exercise date and the exercise price of the option.

                  The options are offered to the offerees at no cost. The options will be issued to the offerees in three equal portions, with the vesting period of the first portion of the plan beginning after the third and last vesting period of the employee stock option plan from 2003 (meaning after April 14, 2006).

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2004
--------------------------------------------------------------------------------


Note 21 - Shareholders' Equity (cont'd)

         B.       Employee stock options (cont'd)

         3.       (cont'd)

                  The exercise price is NIS 25.10, which is equal to the opening price of the Company's share on the stock exchange when the decision was made by the Company's Board of Directors (March 8, 2005).

                  The options of the plan will be issued to the offerees according to the provisions of Section 102 of the Income Tax Ordinance under the capital track.

                  The issuance under this plan is subject to the publication of all the reports required by the Securities Law - 1968 and its related regulations, the Company's General Meeting approving the issuance of the options to directors, the Income Tax Commission approving the issuance being executed according to the provisions of Section 102 under the capital track and the Stock Exchange approving registration for trading of the shares issued upon exercise of the options.



         C.       Acquisition of Company shares by a subsidiary

         As at December 31, 2003, a subsidiary holds 7,017,152 of the Company's shares.

         In March 2004, a subsidiary transferred to a third party, in an off-market transaction, 7 million shares of the Company which it held. Pursuant to the agreement, the consideration will be paid by the end of one year from the transfer date, whether in cash, linked to the share price at the same date on the stock market, or in Company shares plus 0.5% of price of the shares on the stock market. Since the consideration has not yet been received in cash, issuance of the shares in respect of the shares transferred has not yet been recorded.

         During the second quarter, 1,908 thousand of the aforementioned shares were returned, for purposes of payment of the consideration in respect of acquisition of a group of companies in the United States, as stated in Note 7D(1)a above.

         As at the balance sheet date, the subsidiary holds 5,108,755 of the Company's shares, which constitute 1.3% of the Company total issued and paid-up share capital.

         Regarding acquisition of Mabeno, subsequent to the balance sheet date, in exchange for transfer of shares of an investee company by a subsidiary - see Note 7D(2).

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2004
--------------------------------------------------------------------------------


Note 21 - Shareholders' Equity (cont'd)

         D.       Dividend distribution policy

         On April 23, 2001, the Company's Board of Directors resolved to adopt a dividend policy at rates of between 15% and 30% of net annual income, beginning from 2001. In accordance with this policy an interim quarterly dividend will be distributed. The amount of the dividend will be calculated according to the net income for the quarter and will be within the limits specified above. This interim dividend will be considered as an advance on account of the annual dividend.

         Application of the policy is subject to there being sufficient income for distribution on the relevant dates, to the provisions of any law regarding dividend distribution, to specific decisions of the Company's Board of Directors in respect of each distribution and to any other decision the Board of Directors is permitted to make at any time, including regarding a different designation of the Company's earnings and a change in this policy.

         In March 2004, the Company's Board of Directors decided to distribute a dividend in respect of the earnings of 2003, in the amount of US$ 7,200 thousand.

         During 2004, the Company's Board of Directors decided to make three interim dividend distributions, in the total amount of US$ 36,900 thousand.

         Subsequent to the balance sheet date, the Company's Board of Directors decided to distribute a dividend in the amount of US$ 12,700 thousand.


         E. Convertible debentures and options (Series 1)

         Regarding the convertible debentures and the options (Series 1) issued in the framework of a prospectus from November 2001 - see Note 15A.

         In the year of account, 4,018,625 options (Series 1) were converted into 4,018,625 ordinary shares of NIS 1 par value, based on a conversion rate of 10.03 per share. The total share capital issued as a result of the conversion was US$ 913 thousand, at a premium of US$ 9,637 thousand.

         Subsequent to the balance sheet date and proximate to the date of authorization of the financial statements, 909 thousand options were converted into 909 thousand ordinary shares of NIS 1 par value.

         Regarding conversion of the debentures - see Note 15B(4).

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2004
--------------------------------------------------------------------------------


Note 22 - Linkage Terms of Monetary Balances

Consolidated

                                 In or linked         In Euro    In Brazilian    In or linked       In Israel            Total
                                        to US                           reals      to another        currency
                                      dollars                                        currency
                                -------------   -------------   -------------   -------------    -------------   -------------
                                US$ thousands   US$ thousands   US$ thousands   US$ thousands    US$ thousands   US$ thousands
                                -------------   -------------   -------------   -------------    -------------   -------------

December 31, 2004
Assets:
Cash and cash equivalents             10,751          14,799           3,418          10,624             885          40,477
Short-term investments                     -             603               -             160             800           1,563
Trade and other receivables          126,638          74,775         136,831          51,673          32,820         442,737
Long-term investments,
 loans and other receivables           1,710             328          15,715           1,239           2,353          21,345
                                -------------   -------------   -------------   -------------    -------------   -------------
                                     139,099          90,505         155,964          63,660          36,858         486,122
                                =============   =============   =============   =============    =============   =============
Liabilities:
Credit from banks                     90,949          11,350           1,814           5,974           2,892         112,979
Trade and other payables             158,430         146,850          64,328          54,287          90,527         514,422
Proposed dividend                     11,200               -               -               -               -          11,200
Long-term bank loans and
 other (including current
 maturities) and long-term
 liabilities                         112,319           9,331               -           6,204           1,548         129,402
Liability for employee
 severance benefits, net                  78             481             310             105          25,735          26,709
                                -------------   -------------   -------------   -------------    -------------   -------------
                                     372,976         168,012          66,452          66,570         120,702         794,712
                                =============   =============   =============   =============    =============   =============
December 31, 2003
Assets:
Cash and cash equivalents             27,662           8,392           4,457           6,875           2,463          49,849
Short-term investments                 1,034              39               -              27               -           1,100
Trade and other receivables           74,126          98,078          91,149          48,061          28,500         339,914
Long-term investments,
 loans and other receivables           5,485             333           7,699           2,517             435          16,469
                                -------------   -------------   -------------   -------------    -------------   -------------
                                     108,307         106,842         103,305          57,480          31,398         407,332
                                =============   =============   =============   =============    =============   =============
Liabilities:
Credit from banks                     52,883          19,035           2,408           4,733             543          79,602
Trade and other payables              83,708         147,209          40,562          32,606          81,694         385,779
Proposed dividend                      7,000               -               -               -               -           7,000
Long-term bank loans and
 other (including current
 maturities)                         313,548           9,586           1,880           7,271           2,633         334,918
Liability for employee
 severance benefits, net                 246             134             324              24          24,046          24,774
                                -------------   -------------   -------------   -------------    -------------   -------------
                                     457,385         175,964          45,174          44,634         108,916         832,073
                                =============   =============   =============   =============    =============   =============


With respect to futures transactions in foreign currency, see Note 32.


                                                                                              Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements
------------------------------------------------------------------------------------------------------------------------------


Note 23 - Revenues

         Consolidated
                                                                                   For the year ended December 31
                                                                           --------------------------------------------------
                                                                                    2004              2003               2002
                                                                           -------------     -------------      -------------
                                                                           US$ thousands     US$ thousands      US$ thousands
                                                                           -------------     -------------      -------------
         Foreign sales -
           Industrial                                                         1,351,450         1,001,435            732,085
           Commercial                                                            85,007            89,303             77,628
                                                                           -------------     -------------      -------------
                                                                              1,436,457         1,090,738            809,713
                                                                           -------------     -------------      -------------
         Domestic sales -
           Industrial                                                            47,461            40,268             34,232
           Commercial                                                            55,784            46,249             46,918
                                                                           -------------     -------------      -------------
                                                                                103,245            86,517             81,150
                                                                           -------------     -------------      -------------

                                                                              1,539,702         1,177,255            890,863
                                                                           =============     =============      =============

         Foreign sales by geographic area:
         Latin America                                                          428,638           308,628            248,756
         Europe                                                                 649,859           525,851            350,430
         North America                                                          198,035           142,280            117,450
         Far East                                                                55,467            41,398             37,931
         Africa and Australia                                                   104,458            72,581             55,146
                                                                           -------------     -------------      -------------
                                                                              1,436,457         1,090,738            809,713
                                                                            =============     =============      =============



Note 24 - Cost of Sales

         Consolidated
                                                                                   For the year ended December 31
                                                                           --------------------------------------------------
                                                                                    2004              2003               2002
                                                                           -------------     -------------      -------------
                                                                           US$ thousands     US$ thousands      US$ thousands
                                                                           -------------     -------------      -------------
         Industrial:
         Materials                                                              674,675           443,565            363,144
         Labor                                                                   71,534            63,606             59,932
         Subcontractors                                                           5,822             6,286              9,050
         Other manufacturing expenses                                           111,624            83,611             62,548
         Depreciation                                                            25,891            24,571             22,864
                                                                           -------------     -------------      -------------
                                                                                889,546           621,639            517,538

         Less - expenses capitalized to fixed assets (mainly
          engineering salaries)                                                     848               958                988
         Change in work in progress and finished
         products inventories                                                   (43,246)           (7,528)           (52,440)
                                                                           -------------     -------------      -------------
                                                                                845,452           613,153            464,110
         Commercial:
         Cost of merchandise sold                                                98,456           117,152            100,653
                                                                           -------------     -------------      -------------

                                                                                943,908           730,305            564,763
                                                                           =============     =============      =============


                                                                                              Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements
------------------------------------------------------------------------------------------------------------------------------


Note 25 - Research and Development Expenses, Net


         Consolidated

                                                                                   For the year ended December 31
                                                                           --------------------------------------------------
                                                                                    2004              2003               2002
                                                                           -------------     -------------      -------------
                                                                           US$ thousands     US$ thousands      US$ thousands
                                                                           -------------     -------------      -------------

         Payroll and related expenses                                            10,508             9,868              9,633
         Materials                                                                  267             1,210                931
         Other expenses                                                           9,758             6,738              5,601
                                                                                 20,533            17,816             16,165
         Less -
         Government participation in R&D expenses                                 1,053               996                990
                                                                           -------------     -------------      -------------
                                                                                 19,480            16,820             15,175
                                                                           =============     =============      =============



Note 26 - Selling and Marketing Expenses

         Consolidated
                                                                                   For the year ended December 31
                                                                           --------------------------------------------------
                                                                                    2004              2003               2002
                                                                           -------------     -------------      -------------
                                                                           US$ thousands     US$ thousands      US$ thousands
                                                                           -------------     -------------      -------------


         Payroll and related expenses                                            52,460            37,678             30,547
         Commissions and delivery costs                                          70,480            51,268             42,055
         Advertising                                                             14,049             9,957              5,043
         Depreciation and amortization                                           24,685            20,916             15,806
         Registration                                                            11,504             7,568              6,170
         Professional services                                                    6,263             6,069              3,315
         Insurance to the Chief Scientist                                         6,474             5,746              3,688
         Royalties                                                                4,758             2,802              2,483
         Other                                                                   29,539            21,832             19,879
                                                                           -------------     -------------      -------------
                                                                                220,212           163,836            128,986
                                                                           =============     =============      =============



Note 27 - General and Administrative Expenses

         Consolidated
                                                                                    For the year ended December 31
                                                                           --------------------------------------------------
                                                                                    2004              2003               2002
                                                                           -------------     -------------      -------------
                                                                           US$ thousands     US$ thousands      US$ thousands
                                                                           -------------     -------------      -------------


         Payroll and related expenses                                           24,743             22,549            17,687
         Administrative services and directors' fees to Koor                     2,557              2,676             2,548
         Depreciation and amortization                                           3,359              3,446             3,577
         Bad and doubtful accounts                                              11,481              7,752             2,655
         Professional services                                                  12,058              6,756             6,770
         Insurance                                                               1,925                950             1,262
         Other                                                                  10,792              9,770             8,304
                                                                           -------------     -------------      -------------
                                                                                66,915             53,899            42,803
                                                                           =============     =============      =============


                                                                                              Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements
------------------------------------------------------------------------------------------------------------------------------


Note 27 - General and Administrative Expenses (cont'd)


         Company
                                                                                   For the year ended December 31
                                                                           --------------------------------------------------
                                                                                    2004              2003               2002
                                                                           -------------     -------------      -------------
                                                                           US$ thousands     US$ thousands      US$ thousands
                                                                           -------------     -------------      -------------

         Payroll and related expenses                                           6,073              7,401              2,713
         Administrative services and directors' fees to Koor                    2,557              2,676              2,548
         Depreciation and amortization                                            269                276                234
         Professional services                                                  3,607              1,234              2,112
         Other                                                                  2,865              2,340              1,385
                                                                          -------------     -------------      -------------

                                                                               15,371             13,927              8,992
                                                                          =============     =============      =============


Note 28 - Financing Expenses, Net

         Consolidated
                                                                                    For the year ended December 31
                                                                           --------------------------------------------------
                                                                                    2004              2003               2002
                                                                           -------------     -------------      -------------
                                                                           US$ thousands     US$ thousands      US$ thousands
                                                                           -------------     -------------      -------------


         In respect of long- term liabilities, net                              17,885             17,604            13,804
         In respect of short-  term liabilities and credit, net                  9,686             20,352            23,417

         Less - Interest capitalized to fixed assets                                 -                  -             2,815
                                                                          -------------     -------------      -------------

         Financing expenses, net                                                27,571             37,956            34,406
                                                                          =============     =============      =============



         Company
                                                                                   For the year ended December 31
                                                                           --------------------------------------------------
                                                                                    2004              2003               2002
                                                                           -------------     -------------      -------------
                                                                           US$ thousands     US$ thousands      US$ thousands
                                                                           -------------     -------------      -------------


         Expenses: (*)
         In respect of long-term liabilities                                     5,193              3,815             4,074
         In respect of short-term liabilities and credit                             -                936             1,217
                                                                                 5,193              4,751             5,291
         Less:
         Financing income                                                       10,229              5,349             7,017
                                                                          -------------     -------------      -------------

         Financing income, net                                                   5,036                598             1,726
                                                                          =============     =============      =============


         *   See Note 32C.


                                                                                              Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements
------------------------------------------------------------------------------------------------------------------------------


Note 29 - Other Expenses, Net

         Consolidated

                                                                                    For the year ended December 31
                                                                           --------------------------------------------------
                                                                                    2004              2003               2002
                                                                           -------------     -------------      -------------
                                                                           US$ thousands     US$ thousands      US$ thousands
                                                                           -------------     -------------      -------------
         Expenses with respect to devaluation of the currency
          and bad debts in Argentina (Note 32C)                                      -                 -             10,886
         Expenses in respect of early retirement of employees
          and payment of early pension benefits                                  4,802             6,721              4,055
         Expenses relating to sale of trade receivables
          as part of securitization transaction                                  1,825                 -                  -
         Loss on sale of trade receivables as part
          securitization transaction                                             4,374             3,850              4,366
         Loss on sale of fixed assets and other, net                             1,099               858                331
         Provision for loss with respect to options granted to
          employees of subsidiaries                                               2,090               330                  -
         Amortization of goodwill in investee companies                          14,396             9,826              8,179
         Amortization of goodwill on acquisition of products                     10,164            11,782              4,557
         Write-off of fixed and other assets                                      2,555             2,667                  -
         Sundry expenses (income), net                                            1,430             2,211               (604)
                                                                           -------------     -------------      -------------

                                                                                 42,735            38,245             31,770
                                                                           =============     =============      =============


Note 30 - Transactions and Balances with Related and Interested Parties

         A.       Transactions with interested parties

         (1) In the ordinary course of business, Group companies conduct transactions with entities that are related parties (principally, sales of the companies' products and purchases of raw materials and services). It is impracticable to identify the abovementioned related parties and to separately record these transactions in the accounting records. Therefore, the Securities Authority has exempted the Company from providing details of immaterial transactions involving acquisitions and sales of goods and services at market value that the Company is likely to execute in the normal course of its business with Bank Leumi LeIsrael Ltd., Bank Hapoalim Ltd. and their investee companies. In any event, the Company is required to disclose any unusual transactions.

         (2) On April 1, 2000, the Company signed an agreement with Koor according to which the Company will pay Koor $2.5 million per year for consulting and management services to be rendered by Koor to the Company. The agreement was effective up to May 2003. The agreement was extended for additional three years, effective from May 2003 (see Note 27).

                  In addition, the Company pays directors' fees to Koor Industries Ltd. in amounts identical to those paid to public directors, see B., below. Regarding payments made to Koor - see Section A(10), below.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 30 - Transactions and Balances with Related and Interested Parties (cont'd)

         A.       Transactions with interested parties (cont'd)

         (3) The Company has an agreement covering management fees with Agan and Makhteshim according to which Agan and Makhteshim paid management fees at the rate of 1% of the annual revenues. In 2003, this agreement was revised for management fees at the rate of 1.8% of the annual revenues. In 2004, Makhteshim and Agan paid management fees to the Company amounting to US$ 13.5 million (2003 - US$ 10.0 million, 2002
                  - US$ 9.2 million).

         (4) The Company entered in an agreement with the former CEO of Milenia (who is a director of the Company), covering non-competition and confidentiality, pursuant to which on April 30, 2002 (shortly after the termination of his service as Milenia's CEO), he received 1,000,000 of the Company's shares in consideration for his agreement not to compete with the Company and to protect all the Company's confidential information, provided that up to this time he complies with his obligation as stated.

                  The agreement is valid for a period up to the later of July 2007 or the end of 3 years from the date on which he ceases to serve as CEO, director or other position in the one of the Group companies.

         (5) In November 2002, the Company's Board of Directors decided to appoint a new CEO who took up his position in May 2003.

                  The Company entered into an employment agreement with the new CEO, pursuant to which the CEO will serve in his position for an unlimited period, unless one of the parties gives notice of its wish that the employment shall not be continued, by means of an advance notice of three months.

                  In a case of transfer of control of the Company up to July 1, 2005, where as a result the CEO's employment is discontinued, in circumstances under which he is entitled to severance benefits pursuant to law, the CEO is entitled to an annual salary, including the accompanying benefits.

         (6) A subsidiary has an agreement with STIM Holdings (1991) Ltd., a company owned by a shareholder who served as a director of the Company until September 2003, which was extended up to September 30, 2004, according to which his company will supply to the subsidiary management and business organization services, for a consideration of NIS 60,000 per month plus linkage differences based on the CPI for December 2001. In July 2004, the aforesaid shareholder ceased being an interested party.

         (7) A subsidiary has an agreement with S.H.M. Ltd., a company owned by a shareholder who served as a director of the Company until September 2003, which was extended up to September 30, 2004, according to which his company will supply to the subsidiary management and business organization services, for a consideration of NIS 60,000 per month plus linkage differences based on the CPI for December 2001. In July 2004, the aforesaid shareholder ceased being an interested party.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 30 - Transactions and Balances with Related and Interested Parties (cont'd)

         A.       Transactions with interested parties (cont'd)

         (8)      Regarding insurance and indemnification of interested parties
                  - see Note 19(A)(1) and (2).

         (9) Transactions between Makhteshim and Agan with Koor and its subsidiaries, are made in the regular course of business and on usual business terms. Set forth below are details of the transactions:

         Consolidated
                                                                             For the year ended December 31
                                                                    --------------------------------------------------
                                                                             2004              2003               2002
                                                                    -------------     -------------      -------------
                                                                    US$ thousands     US$ thousands      US$ thousands
                                                                    -------------     -------------      -------------

         Management services and directors fees to Koor                  2,557               2,676              2,548
                                                                    =============     =============      =============

         Other related parties:
         Revenues -                                                      5,638               7,542              5,626
                                                                    =============     =============      =============
         Expenses -
          Selling                                                        1,863               1,593              1,439
                                                                    =============     =============      =============
          Financing                                                          -                   -                 29
                                                                    =============     =============      =============



         B.       Benefits to interested parties
                                                                             For the year ended December 31
                                                                    --------------------------------------------------
                                                                             2004              2003               2002
                                                                    -------------     -------------      -------------
                                                                    US$ thousands     US$ thousands      US$ thousands
                                                                    -------------     -------------      -------------

         Fees to interested parties employed by the Group (*)             1,147             *3,656             1,179
                                                                    =============     =============      =============
         Number of interested parties                                       **4                 5                  4
                                                                    =============     =============      =============
         Fees to directors appointed by Koor Industries Ltd.                 57               176                 48
                                                                    =============     =============      =============
         Number of directors                                                  4                 5                  4
                                                                    =============     =============      =============
         Fees to other directors                                             75                57                 58
                                                                    =============     =============      =============
         Number of directors                                                  6                 5                  5
                                                                    =============     =============      =============


         (*) Including settlements in respect of employee severance benefits with the Company's former CEO. Regarding options issued to the Company's present and former CEOs, see Note 21B.
         (**) In July 2004, two of the four directors ceased being interested parties - see paragraphs A7 and A8 above.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------


Note 30 - Transactions and Balances with Related and Interested Parties (cont'd)

         C.       Balances with related and interested parties

         Consolidated
         ------------
                                                                                  December 31       December 31
                                                                                         2004              2003
                                                                                -------------     -------------
                                                                                US$ thousands     US$ thousands
                                                                                -------------     -------------
         Trade receivables (1) -
          Related parties                                                              3,403            4,062
                                                                                =============     =============

         Trade payables -
          Related parties                                                                445              410
                                                                                =============     =============

         Other payables
          Koor Industries Ltd.                                                           748              753
                                                                                =============     =============

         Severance pay fund administered by related companies                          2,331            2,126
                                                                                =============     =============

         (1)      Highest balance during the year - trade receivables                  3,403            4,062
                                                                                =============     =============


         Bank Hapoalim Ltd. and Bank Leumi Ltd. are related parties of the Company due to their holdings in the Company through mutual funds and provident funds which they manage. Financing transactions with these parties are conducted in the ordinary course of business under normal commercial terms.



Note 31 - Earnings per Share

         Share capital and net income used as the basis for the computation of basic earnings per share are as follows:
                                                                                        For the year ended December 31
                                                                             ------------------------------------------------
                                                                                   2004               2003               2002
                                                                             ----------         ----------        -----------

         Weighted-average par value of share capital
          (in thousands)                                                        432,776           410,373            361,815
                                                                             ==========         ==========        ===========

         Net income used for the computation
          (US$ thousands)                                                       166,900           105,809             60,078
                                                                             ==========         ==========        ===========

         Interest rates used in computing earnings per share
          (linked to the US dollar)                                                2.5%               1.0%               2.5%
                                                                             ==========         ==========        ===========

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------



Note 31 - Earnings per Share (cont'd)

         Share capital and net income used as the basis for the computation of fully diluted earnings per share are as follows:

                                                                                        For the year ended December 31
                                                                             ------------------------------------------------
                                                                                   2004               2003               2002
                                                                             ----------         ----------        -----------
         Weighted-average par value of share capital
          (in thousands)                                                        457,548           427,772            433,215
                                                                             ==========         ==========        ===========

         Net income used in computing earnings per share
          (US$ thousands)                                                       168,817           106,118             64,112
                                                                             ==========         ==========        ===========

         Interest rates used in computing earnings per share
          (linked to the US dollar)                                                2.5%              1.0%                2.5%
                                                                             ==========         ==========        ===========




Note 32 - Financial Instruments and Risk Management

         A.       General

         The Group has extensive international operations, and, therefore, it is exposed to risks that derive from exchange rate fluctuations, and to changes in interest rates, in respect of credit received. In order to reduce the overall exposure to those risks, the Group uses financial instruments, including derivative instruments and options (hereinafter - "the Derivatives"). The Group does not hold financial instruments for trading purposes.

         Transactions in derivatives are undertaken with major financial institutions in Israel and abroad and, therefore, in the opinion of Group Management the credit risk in respect thereof is low.


         B.       Exchange rate risk management

         The Group uses foreign currency derivatives - forward transactions and option contracts - in order to hedge the risk that the dollar cash flows, which derive from existing assets and liabilities and anticipated sales and costs, may be affected by exchange rate fluctuations.

         Subsidiaries execute swap transactions in order to reduce the exposure to exchange rate fluctuations. In 2004 a subsidiary entered into transactions with banks for swapping dollar liabilities (loans and supplier credit) amounting to a principal of $ 60 million with liabilities in Brazilian reals at a variable interest rate of a weighted average of 6%. The transactions will expire in 2005.

         In 2004 another subsidiary and a bank entered into transactions swapping a long-term loan denominated in Colombian pesos with a variable interest of 7.7% amounting to a principal of 13 million pesos with a dollar loan bearing variable interest of the Libor rate minus 0.1%. The transactions expire in semi-annual amounts until the end of 2006.

                                               Makhteshim-Agan Industries Ltd.


Notes to the Financial Statements
-------------------------------------------------------------------------------


Note 32 - Financial Instruments and Risk Management (cont'd)

         B.       Exchange rate risk management (cont'd)

         As at the balance sheet date, the Company and its subsidiaries had open forward exchange contracts, which are intended to hedge exposure with respect to assets and liabilities in foreign currency, as described below:


                                                                                        Foreign-          Foreign-
                                                                                        currency          currency
                                                                      Futures            options           options
                                                                 transactions          purchased              sold
                                                                 ------------          ---------          --------

         Acquisition of dollars in exchange for:
         Shekels                                                          6.0                4.0              21.5
         Pounds sterling                                                  6.3               27.5               7.9
         Euro                                                               -              236.3              14.0
         Brazilian reals                                                  3.5               10.0              10.0
         South African rands                                              6.2                3.1                 -
         Japanese yen                                                     2.3                2.4               1.3
         Australian dollars                                               2.0               17.6                 -
         Swiss francs                                                       -                  -               6.9
         Polish zloty                                                     6.5               11.5               1.0
         Korean Yuan                                                        -                  -              40.0
         Swedish krona                                                      -                  -               3.0
                                                                 -------------         ---------           --------
                                                                         32.8              312.4             105.6
                                                                 =============         =========           ========


                                                                                        Foreign-          Foreign-
                                                                                        currency          currency
                                                                      Futures            options           options
                                                                 transactions          purchased              sold
                                                                 ------------          ---------          --------

         Sale of dollars in exchange for:
         Shekels                                                            -               26.5              20.5
         Pounds sterling                                                    -                2.0              23.6
         Euro                                                             6.6               32.1             269.6
         Swedish krona                                                      -                3.0               1.5
         South African rands                                                -                  -               3.1
         Japanese yen                                                       -                1.4               2.5
         Australian dollars                                                 -                  -              16.6
         Swiss francs                                                       -                7.0               3.6
         Polish zloty                                                       -                  -              11.5
         Korean Yuan                                                        -               40.0                 -
                                                                 -------------         ---------           --------
                                                                          6.6              112.0             352.5
                                                                 =============         =========           ========

                                               Makhteshim-Agan Industries Ltd.


Notes to the Financial Statements
-------------------------------------------------------------------------------


Note 32 - Financial Instruments and Risk Management (cont'd)

         C.       Credit risks

         General
         -------

         The Group's revenues are derived from a large number of geographically-dispersed customers in many different countries. Customers include multi-national companies and manufacturing companies, as well as distributors, agriculturists and agents of plant protection chemicals manufacturers who purchase the products either as finished goods or as intermediate products in relation to their own requirements.

         The agricultural sector to which most of the Group's products are directed, is characterized by lengthy periods of credit.

         The financial statements contain specific provisions for doubtful debts, which properly reflect in management's estimate, the loss inherent in debts, the collection of which is in doubt. In addition, up to June 2004, the Company insured its trade receivables by means of credit insurance in a joint policy with the entire Makhteshim-Agan Group. Pursuant to the policy, the aggregate amount of credit insurance for the entire Group is an annual cumulative amount of US$ 25 million. The insurance indemnification is limited to 90% of the debt per event. The terms of the insurance policy require the implementation of a credit control system for the entire Group which is required to operate in accordance with procedures stipulated in the insurance policy. Commencing from July 2004, the Company discontinued the said insurance because of it not being worthwhile.

         Subsequent to balance sheet date, a subsidiary in Brazil purchased a credit insurance policy which insures deliveries made in Brazil as of January 1, 2005. The indemnity of the insurer is limited to 85% of the debt per event in respect of the insured customers. The total amount of insurance is anticipated to amount to an overall amount of US$ 20 million per year.

         Economic Crisis in Argentina
         ----------------------------

         A serious deterioration in the political and economic situation in Argentina began in December 2001, and a situation of paralysis of the political and economic systems in the country has developed, together with almost complete uncertainty as to the future, followed by a temporary discontinuation of foreign currency trading. In January 2002, the Congress empowered the President to execute a devaluation of the Argentine Peso as against the dollar (to which the Peso was linked under the law for a period of about ten years). Following approval by Congress, the Argentine Government declared a devaluation of 29% (namely, Peso 1.4 for US$ 1).

         During February 2002, the law was changed in Argentina providing for total flexibility in the rate of exchange, and that the exchange rate of 1.4 to the dollar applying to importers and exporters no longer exists. Foreign currency trading was resumed on January 11, 2002, and the exchange rate was fixed at Peso 1.7 = US$ 1. This rate is the applicable rate at December 31, 2001. As a result of the devaluation, the assets of the subsidiary in Argentina (mainly trade and other receivables) were eroded by US$ 15 million. Furthermore, in view of the economic and political situation in the country in 2001, the subsidiary in Argentina recorded a one-time write-off of US$ 8 million, mainly in respect of bad debts.

         In 2002, the severe economic crisis in Argentina continued. The Peso was devalued by additional 98% (from the rate of US$ 1 = Peso 1.7, at December 31, 2001, to US$ 1 = Peso 3.37, at December 31, 2002).

         In March 2002, the Argentine government issued Regulation 10/02 to the Conversion Law, pursuant to which trade receivables resulting from the sale of agricultural inputs, are to be paid on the basis of the same exchange rate applying to the consideration received from the export sale of the agricultural products in respect of which those inputs were used.

                                               Makhteshim-Agan Industries Ltd.


Notes to the Financial Statements
-------------------------------------------------------------------------------


Note 32 - Financial Instruments and Risk Management (cont'd)

         C.       Credit risks (cont'd)

         In July 2002, the Argentine government issued Regulations 143/02 and 24/02, which cancel Regulation 10/02 and which provide the various rates for linking customer debt to the dollar in such a manner that trade receivables resulting from the sale of agricultural inputs denominated in dollars, are to be paid on the basis of the dollar exchange in effect on the date of payment, less a discount at rates between 25%-60%, in accordance with those products which used the agricultural inputs as detailed in these Regulations.

         Due to the devaluation and the continuing economic crisis in Argentina, and in light of the accumulated experience regarding application of Regulations 143/02 and 24/02, in 2002, the subsidiary included an additional provision, in the amount of US$ 10.8 million, with respect to bad debts and erosion of its assets in Argentina.

         In the estimation Company Management, after the additional write-downs made in 2001 and 2002, no further material effect is expected on the results of operations and the financial position of the subsidiary in Argentina.

         The Company and the subsidiaries are guarantors for the subsidiary's liabilities to banks in Argentina, in the aggregate amount of approximately US$ 10 million.


         D.       Currency risks

         As at December 31, 2004, monetary assets in excess of monetary liabilities in Brazilian reals amounted to approximately US$ 90 million, monetary assets in Israeli shekels in excess of monetary liabilities in Israeli shekels amounted to approximately US$ 75 million, and monetary liabilities in excess of monetary assets in Euro amounted to approximately US$ 78.

         The Group has taken measures to reduce the exposure in respect to this excess as described in Note B. above.

         Regarding the linked balance sheet covering monetary balances - see
         Note 22.


         E.       Fair value of financial instruments

         The Group's financial instruments consist of mainly non-derivative assets and liabilities, e.g.; cash and cash equivalents, investments in deposits, other receivables, long-term investments, short-term credit, payables, loans and other long-term liabilities, as well as derivatives.

         In view of their nature, the fair value of financial instruments included in working capital is usually identical or close to their carrying amount. Also the fair value of deposits and long-term receivables and loans and other long-term liabilities is close to their fair value, as these financial instruments bear interest at rates which are close to the prevailing market rates.

                                               Makhteshim-Agan Industries Ltd.


Notes to the Financial Statements
-------------------------------------------------------------------------------


Note 33 - Segment Information

         A.       Geographical segments according to location of assets

         For the year ended December 31, 2004


                                             Israel      Latin America           Europe*       Adjustments       Consolidated
                                      US$ thousands      US$ thousands     US$ thousands     US$ thousands      US$ thousands
                                      -------------      -------------     -------------     -------------      -------------


         Income
         Income from
          external sources                 937,769            337,123           264,810                 -          1,539,702
         Inter-segment
          income                            95,558             13,084            25,722          (134,364)                 -
                                       ------------       -----------       ------------     -------------        -----------
         Total income                    1,033,327            350,207           290,532          (134,364)         1,539,702
                                       ===========        ===========       ===========      ============         ===========

         Segment results**                 146,996             56,764            61,260              (393)           264,627
                                       ===========        ===========       ===========      ============         ===========

         Additional
          information
         Assets utilized by
          the segment                    1,148,344            414,428           371,795                 -          1,934,567
                                       ===========        ===========       ===========      ============         ===========

         Liabilities of the
          segment                          499,168            255,637           286,511                 -          1,041,316
                                       ===========        ===========       ===========      ============         ===========

         Capital
          investments                      139,031              8,631             7,823                 -            155,485
                                       ===========        ===========       ===========      ============         ===========

         Depreciation and
          amortization                      60,437              9,352            12,835                 -             82,624
                                       ===========        ===========       ===========      ============         ===========

         *    Mainly products manufactured by non-Group companies.

         **   Includes amortization of goodwill on the acquisition of products and amortization of goodwill and other assets arising on the acquisition of subsidiaries.

                                               Makhteshim-Agan Industries Ltd.


Notes to the Financial Statements
-------------------------------------------------------------------------------



Note 33 - Segment Information (cont'd)

         A.       Geographical segments according to location of assets (cont'd)

         For the year ended December 31, 2003

                                             Israel      Latin America           Europe*       Adjustments       Consolidated
                                      US$ thousands      US$ thousands     US$ thousands     US$ thousands      US$ thousands
                                      -------------      -------------     -------------     -------------      -------------
         Income
         Income from
          external sources                 684,619            246,757           245,879                 -          1,177,255
         Inter-segment
          income                            57,431             18,360                 -           (75,791)                 -
                                       ------------       -----------       ------------     -------------        -----------
         Total income                      742,050            265,117           245,879           (75,791)         1,177,255
                                       ===========        ===========       ===========      ============         ===========

         Segment results**                  92,520             47,466            48,326             2,475            190,787
                                       ===========        ===========       ===========      ============         ===========
         Additional
          information
         Assets utilized by
          the segment                      977,530            342,542           334,832             6,461          1,661,365
                                       ===========        ===========       ===========      ============         ===========
         Liabilities of the
          segment                          417,921            211,166           288,523            43,778            961,388
                                       ===========        ===========       ===========      ============         ===========
         Capital
          investments                       47,685              9,300             6,316                 -             63,301
                                       ===========        ===========       ===========      ============         ===========
         Depreciation and
          amortization                      51,022             12,413            12,238                 -             75,673
                                       ===========        ===========       ===========      ============         ===========

         *    Mainly products manufactured by non-Group companies.

         **   Includes amortization of goodwill on the acquisition of products and amortization of goodwill and other assets arising on the acquisition of subsidiaries.


                                               Makhteshim-Agan Industries Ltd.


Notes to the Financial Statements
-------------------------------------------------------------------------------



Note 33 - Segment Information

         A.       Geographical segments according to location of assets

         For the year ended December 31, 2002:

                                             Israel      Latin America             Other       Adjustments       Consolidated
                                      US$ thousands      US$ thousands     US$ thousands     US$ thousands      US$ thousands
                                      -------------      -------------     -------------     -------------      -------------

         Income
         Income from
          external sources                 616,470            196,804            77,589                 -            890,863
         Inter-segment
          income                            43,500              7,820                 -           (51,320)                 -
                                       ------------       -----------       ------------     -------------        -----------
         Total income                      659,970            204,624            77,589           (51,320)           890,863
                                       ===========        ===========       ===========      ============         ===========

         Segment results*                   98,302             25,026             3,750              (678)           126,400
                                       ===========        ===========       ===========      ============         ===========

         Additional
          information
         Assets utilized by
          the segment                    1,055,519            323,230           244,807                 -          1,623,556
                                       ===========        ===========       ===========      ============         ===========

         Liabilities of
          the segment                      590,604            213,214           206,175                 -          1,009,993
                                       ===========        ===========       ===========      ============         ===========

         Capital
          investments                      278,215             12,174             1,270                 -            291,659
                                       ===========        ===========       ===========      ============         ===========

         Depreciation and
          amortization                      46,048              9,309             2,748                 -             58,105
                                       ===========        ===========       ===========      ============         ===========


         *  Includes amortization of goodwill on the acquisition of products and amortization of goodwill and other assets arising on the acquisition of subsidiaries.

         - Regarding the breakdown of sales based on geographic area - see Note 23.


                                               Makhteshim-Agan Industries Ltd.


Notes to the Financial Statements
-------------------------------------------------------------------------------


Note 33 - Segment Information (cont'd)

         B.       Business segments


                                                                                        Year ended December 31
                                                                           ---------------------------------------------------
                                                                                    2004              2003               2002
                                                                           -------------     -------------      --------------
                                                                           US$ thousands     US$ thousands      US$ thousands
                                                                           -------------     -------------      --------------

         Sales by products

         Plant protection products                                            1,357,913         1,034,702            775,563

         Others (non-plant protection products)                                 181,789           142,553            115,300
                                                                           ------------       -----------        ------------

                                                                              1,539,702         1,177,255            890,863
                                                                           ============       ===========        ============



                                                                       December 31, 2004                    December 31, 2003
                                                         -------------------------------     --------------------------------
                                                               Assets                               Assets
                                                          utilized by                          utilized by
                                                                  the            Capital               the            Capital
                                                               sector        investments            sector        investments
                                                        -------------      -------------     -------------      -------------
                                                        US$ thousands      US$ thousands     US$ thousands      US$ thousands
                                                        -------------      -------------     -------------      -------------


         Segment assets and
          capital investments

         Plant protection products                          1,722,458           133,188         1,438,007             53,680
         Others (non-plant protection
          products)                                           212,109            22,297           223,358              9,621
                                                         ------------       -----------       -----------       ------------

                                                            1,934,567           155,485         1,661,365             63,301
                                                         ============       ===========       ===========       ============


                                               Makhteshim-Agan Industries Ltd.


Notes to the Financial Statements
-------------------------------------------------------------------------------



Note 34 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements

         A.       Material Differences between Israeli GAAP and US GAAP

         The Company's consolidated financial statements conform with Israeli generally accepted accounting principles ("Israeli GAAP"), which differs in certain material respects from generally accepted accounting principles in the United States of America ("US GAAP") as described below:

         1.       Deferred taxes

         a)       Measurement differences

                  In accordance with Israeli GAAP:

                  Deferred taxes should be recognized in respect of differences related to assets and liabilities that result from translation of the local currency into the functional currency using historical exchange rates and that result from (1) changes in exchange rates or (2) indexing for tax purposes.

                  In accordance with US GAAP:

                  According to paragraph 9(f) of FAS No. 109, deferred tax liabilities or assets are not provided for differences related to assets and liabilities that are remeasured from the local currency into the functional currency and that result from (1) changes in exchange rates or (2) indexing for tax purposes.

         b)       Earnings from "Approved Enterprises"

                  Under the Israeli Law for the Encouragement of Capital Investments, 1959, an "approved enterprise" which chooses the "alternative benefits" track is exempt from income tax on undistributed profits.
                  In the event that a dividend is distributed out of tax-exempt earnings of the "approved enterprise" under the "alternative benefits" track, the distributing company will be subject to a 25% tax on the distributed earnings. Furthermore, the shareholders will be liable for tax at the rate of 15%. However, if the shareholder is a company, that shareholder will be entitled to a 15% tax credit, if and when such dividend out of "approved enterprise" earnings is distributed to its shareholders.

                  In accordance with Israeli GAAP:

                  Deferred taxes should not be provided in respect of the undistributed tax-exempt earnings of an "approved enterprise" of subsidiaries, whose earnings have been reinvested and will not be distributed to their shareholders.

                  The Company has not provided deferred taxes in respect of undistributed tax-exempt earnings attributed to the "approved enterprise" of subsidiaries, which may be distributed, since it is the Group's policy not to initiate such a dividend distribution.

                  In accordance with US GAAP:

                  Deferred taxes should be provided on the excess of the financial statement carrying value over the tax basis of an investment in domestic subsidiary as the company does not have any means under local tax law to recover this difference in a tax-free manner.

                                               Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements
-------------------------------------------------------------------------------



Note 34 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         A.       Material Differences between Israeli GAAP and US GAAP
                  (cont'd)

         2.       Share-based payments to employees

         In accordance with Israeli GAAP:

         No expense is recorded with respect to options granted to employees of the Company.

         In accordance with US GAAP:

         The Company issued stock appreciation rights that under APB 25 and FIN 28 should be accounted as variable options to employees relating to the future performance of work or services. In such cases, the benefit is charged to salary expense in the statement of income. The "benefit component" is measured as the difference between the market price of the share and the exercise price of the option at the end of each reporting period, and the proportional part of the period which has passed, in relation to amounts previously recorded at the beginning of that reporting period.

         3.       Financial derivatives

         In accordance with Israeli GAAP:

         The Company applies FAS 52, FAS 80 and EITF 90-17 to account for derivatives. Accordingly, the gains and losses on derivative instruments held for hedging purposes are recognized in the statement of income concurrently with gains or losses on the hedged assets. Certain derivative financial instruments, which are not intended for hedging purposes are presented in the balance sheet at their fair value. Changes in fair value are included in the statement of income in the period in which they occur.

         In accordance with US GAAP:

         All derivative instruments are recognized as either assets or liabilities in the balance sheet and are measured at fair value. Changes in the fair values of derivative instruments are recognized currently in earnings since the specific hedge accounting criteria are not met.

         4.       Goodwill

         In accordance with Israeli GAAP:

         Goodwill is amortized over its economic life but no more than 20 years. Goodwill is examined for a decrease in value where there are indications that there has been a permanent decrease in the value of the goodwill.

         In accordance with US GAAP:

         Goodwill balances is not amortized but is examined by means of an impairment test carried out at least once a year on a fixed date in accordance with the directives in FAS 142, where in the first year of implementation the impairment test was on January 1, 2002.

                                               Makhteshim-Agan Industries Ltd.


Notes to the Financial Statements
-------------------------------------------------------------------------------



Note 34 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         A.       Material Differences between Israeli GAAP and US GAAP (cont'd)

         4.       Goodwill (cont'd)

         In accordance with US GAAP: (cont'd)

         A two-step impairment test is used to identify potential goodwill impairment and measure the amount of a goodwill impairment loss t be recognized (if any). The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired, thus the second step of the impairment test is unnecessary. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test shall be performed to measure the amount of impairment loss, if any.
         The second step of the goodwill impairment test, used to measure the amount of impairment loss, compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to the excess.

         5.       Stock options issued by investee companies

         In accordance with Israeli GAAP:

         The Investor is required to create a provision for losses, which it may incur from the dilution of its holdings in investee companies, when it is probable that the securities will be converted.

         In accordance with US GAAP:

         A loss of the parent company resulting from the dilution of its holdings, because of securities being converted is recorded only at the time of the conversion.

         6.       Capitalization of licensing costs

         In accordance with Israeli GAAP:

         Certain costs incurred by the Company in connection with the registration process to obtain licenses to sell products in various jurisdictions are capitalized.
         In addition, amounts which are paid by the Company to the original registrant as data compensation costs only after the EPA issues a registration to the Company are also capitalized.
         The capitalized licensing costs are amortized over the expected benefit period.

         In accordance with U.S. GAAP:

         The costs incurred by the Company in connection with the registration process to obtain licenses to sell products in various jurisdictions are deemed development costs under U.S. GAAP and are expensed as incurred.
         The amounts paid by the Company to the original registrant as data compensation costs only after the EPA issues a registration to the Company are capitalized and amortized over the expected benefit period.

                                               Makhteshim-Agan Industries Ltd.


Notes to the Financial Statements
-------------------------------------------------------------------------------



Note 34 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         A.       Material Differences between Israeli GAAP and US GAAP (cont'd)

         7.       Dividend Declared after the Balance Sheet Date

         In accordance with Israeli GAAP:

         Dividends declared subsequent to the balance sheet date are reflected as a deduction of retained earnings.

         In accordance with US GAAP:

         Dividends declared subsequent to the balance sheet date are deducted from retained earnings in the period in which the dividend was declared.

         8.       Liabilities for employee severance benefits

         In accordance with Israeli GAAP:

         Amounts funded by purchase of insurance policies and by deposits with recognized severance pay funds are deducted from the related severance pay liability, which is then presented at a net amount.

         In accordance with US GAAP:

         The amounts funded would be presented as other long-term assets and the amount of the liability would be presented under long-term liabilities.

         9.       Convertible debentures

         In accordance with Israeli GAAP:

         If a conversion of the debentures is expected, the debentures are presented in the balance sheet in a separate category between "long-term liabilities" and "shareholders' equity", whereas, if the conversion of the debentures is not expected they are presented in the balance sheet as part of "long-term liabilities".

         In accordance with US GAAP:

         All convertible debentures are presented in the balance sheet as part of "long-term liabilities".

         10.      Contingent consideration

         In accordance with Israeli GAAP:

         Contingent consideration in respect of acquisition of investee companies is recorded as part as the purchase cost when it is expected to be paid.

         In accordance with US GAAP:

         Contingent consideration is recorded as part of the purchase cost only when the payment probability is beyond any reasonable doubt which generally is the date that the contingency is resolved.

                                               Makhteshim-Agan Industries Ltd.


Notes to the Financial Statements
-------------------------------------------------------------------------------



Note 34 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         A.       Material Differences between Israeli GAAP and US GAAP (cont'd)

         11.      Earnings per share:

         In accordance with Israeli GAAP:

         In accordance with Opinion No. 55 of the Institute of Certified Public Accountants in Israel, the dilutive effect of share options and convertible debentures is included in the computation of basic earnings per share only if their exercise or conversion is considered to be probable. Calculation of the probability is based on the ratio between the market price of the shares and the present value of the price of exercising the stock options into shares or the present value of the payments for conversion of the debentures into shares.

         In accordance with US GAAP:

         In accordance with FAS 128 "earnings per share" - basic earnings per share are computed on the basis of the weighted average number of shares outstanding during the year. Diluted earnings per share are computed on the basis of the weighted-average number of shares outstanding during the year, plus the dilutive potential effect of ordinary share options considered to be outstanding during the year using the treasury stock method.

         12.      Comprehensive income

         In accordance with Israeli GAAP:

         Presentation of comprehensive income and other comprehensive income is not required. In accordance with US GAAP:

         An enterprise (a) classifies items of other comprehensive income by their nature in the financial statements and (b) presents the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the balance sheet.

         13.      Purchase of minority shares of Agan

         In accordance with Israeli GAAP:

         The purchase of minority shares of Agan in May 1998 (Note 1B) was accounted according to recorded amounts.

         In accordance with US GAAP:

         Under FTB 85-5 the purchase of the minority shares was accounted at fair value.

                                               Makhteshim-Agan Industries Ltd.


Notes to the Financial Statements
-------------------------------------------------------------------------------



Note 34 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         B. The effect of the material differences between Israeli and US GAAP on the financial statements

         1.       Statements of income:

                  a) Net income:


                                                                                         Year ended December 31
                                                                             -----------------------------------------------
                                                                                2004              2003              2002
                                                                                              US$ thousands
                                                                             -----------------------------------------------


                  Net income as reported, according to
                   Israeli GAAP                                               165,527            102,774            60,078
                                                                             ---------          ---------          ---------

                  Deferred taxes (A1)                                         (15,861)           (21,171)           (2,069)
                  Share-based payments to employees (A2)                      (26,185)           (28,004)                -
                  Financial derivatives (A3)                                  (10,374)            (2,030)           (4,573)
                  Amortization of goodwill (A4)                                10,569              5,277             8,178
                  Stock option issues by investee companies (A5)                1,760                330                 -
                  Capitalization of licensing costs (A6)                       (5,325)            (3,835)          (11,314)
                                                                             ---------          ---------          ---------
                                                                              120,111             53,341            50,300
                  Income tax in respect of the above differences                3,736              2,790             3,389
                  Minority interest in respect of the
                   above differences                                             (109)               (60)             (130)
                                                                             ---------          ---------          ---------
                  Net income according to US GAAP                             123,738             56,071            53,559
                                                                             =========          =========          =========



                  b) Earnings per ordinary share


                                                                                         Year ended December 31
                                                                             -----------------------------------------------
                                                                                2004              2003              2002
                                                                                              US$ thousands
                                                                             -----------------------------------------------


                 Basic earnings per ordinary share:
                 As reported according to Israeli GAAP                              0.39             0.26              0.17
                                                                              ==========       ==========          =========
                 As reported according to US GAAP                                   0.32             0.15              0.15
                                                                              ==========       ==========          =========
                 Weighted average of number of shares and
                  share equivalents according to US GAAP                         383,907          363,308           361,815
                                                                              ==========       ==========          =========
                 Fully diluted earnings per ordinary share:
                 As reported according to Israeli GAAP                              0.37             0.25              0.15
                                                                              ==========       ==========          =========
                 As reported according to US GAAP                                   0.28             0.14              0.13
                                                                              ==========       ==========          =========
                 Weighted average of number of shares and
                  and equivalents according to US GAAP                           446,098          401,109           399,071
                                                                              ==========       ==========          =========


                                               Makhteshim-Agan Industries Ltd.


Notes to the Financial Statements
-------------------------------------------------------------------------------



Note 34 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         B. The effect of the material differences between Israeli and US GAAP on the financial statements (cont'd)

         2.       Balance sheet:


                                             December 31, 2004                               December 31, 2003
                                 ---------------------------------------------   -------------------------------------------
                                  As reported     Adjustments         US GAAP    As reported     Adjustments         US GAAP
                                 ------------     -----------         --------   -----------     -----------         -------
                                               US$ thousands                                   US$ thousands
                                 ---------------------------------------------   -------------------------------------------


Other receivables(1)                  77,219           5,323          82,542          54,538          3,872          58,410

Long-term
investments, loans
and receivables (4)                   22,070          15,957          38,027          18,044         13,763          31,807

Intangible assets after
amortization(2)(3)(6)(10)            527,420          26,161         553,581         448,402         17,907         466,309

Other payables(3)(5)                 192,405          14,685         207,090         150,541          1,196         151,737

Deferred taxes, net(1)                54,354           8,674          63,028          43,778         (4,902)         38,876

Employee severance
 benefits, net(4)                     26,709          15,957          42,666          24,774         13,763          38,537

Minority interest(7)(12)              18,756          (1,981)         16,775           6,436           (330)          6,106

Capital reserve(8)(9)(10)             (2,568)        128,993         126,425          (5,393)       102,913          97,520

Proposed dividend
 subsequent to balance
 sheet date(11)                       12,700         (12,700)              -           7,200         (7,200)              -

Retained earnings((1)2)              345,841        (106,187)        239,654         229,914        (69,898)        160,016

Shareholders' equity                 874,495          10,106         884,601         693,541         25,815         719,356



(1)    Change in deferred taxes.
(2)    Reversal of systematic amortization related to goodwill.
(3) Reconciliation of additional goodwill related to contingent consideration.
(4)    Reconciliation of deposits funded in respect of severance pay.
(5)    Recognition of all derivatives at fair value.
(6)    Capitalization of licensing costs.
(7) Elimination of provisions for potential losses resulting from dilution of holding in investee companies.
(8)    Share options issued to employees.
(9) Cumulative foreign currency translation adjustments with respect to GAAP differences.
(10)   Purchase of minority shares of Agan.
(11)   Dividend declared subsequent to balance sheet date.
(12)   Effects of the reconciliation to US GAAP.


                                               Makhteshim-Agan Industries Ltd.


Notes to the Financial Statements
-------------------------------------------------------------------------------



Note 34 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         B. The effect of the material differences between Israeli and US GAAP on the financial statements (cont'd)

         3.       Comprehensive income

         "Comprehensive income" consists of the change, during the current period, in Company's shareholder equity that does not derive from shareholders' investments or from the distribution of income to shareholders.

         Comprehensive income include two components - net income and other comprehensive income. Net income is the earning stated in the statement of operations and other comprehensive income include amounts recorded directly to shareholders' equity that do not derive from transactions with shareholders.


                                                                            Year ended December 31
                                                                      -----------------------------------
                                                                        2004          2003        2002
                                                                      ---------    ---------    ---------
                                                                                 US$ thousands
                                                                      -----------------------------------

        Net income according to US GAAP                               123,738       56,071        53,559
                                                                      ---------    ---------    ---------

        Other comprehensive income, net of nil tax:
        Adjustments from translation of financial statements
         of investee companies                                          2,825        1,886        (3,700)
                                                                      ---------    ---------    ---------

        Total comprehensive income                                     126,563       57,957       49,859
                                                                      ========     =========    =========

                                               Makhteshim-Agan Industries Ltd.


Notes to the Financial Statements
-------------------------------------------------------------------------------



Note 35 - Events (Unaudited) Subsequent to the Date of the Independent Auditors' Report.

         1. Subsequent to the date of the Independent Auditors' Report and proximate to July 13, 2005, NIS 5,359 thousand par value debentures (Series A) were converted into 539 thousand of the Company's ordinary shares of NIS 1 par value, and US$ 133,650 thousand par value of the debentures that were allotted in March 2004 in a private placement to institutional investors (hereinafter - "The Debentures") were converted into 29,429 thousand shares of the Company's ordinary shares of NIS 1 par value. Furthermore, at the aforesaid period, 2,182 thousand options (Series 1) were exercised for 2,182 thousand of the Company's ordinary shares of NIS 1 par value.

         2. Until December 31, 2004 it was not anticipated that The Debentures would be converted and accordingly they were presented according to their liability value as part of the long-term liabilities. Proximate to July 13, 2005, management of the Company believes that conversion of The Debentures is probable and accordingly the balance of The Debentures will be classified (together with the Series A debentures) at their liability value as a separate balance sheet item between the long-term liabilities and the shareholders' equity.

         3. As described in Note 21B(3), on March 8, 2005, the Company's Board of Directors decided to adopt a new option plan for officers and employees of the Company and its subsidiaries. Pursuant to the plan, 14,900,000 option warrants exercisable into up to 14,900,000 ordinary shares of the Company of a par value of NIS 1 each were issued on March 14, 2005. Of these, 800,000 option warrants were issued to the CEO of the Company, 9,600,000 to the employees of the Company in Israel, 2,000,000 to the employees of the Company abroad and 2,500,000 were deposited with a trustee for future distribution.

         4. Subsequent to the date of the Independent Auditors' Report and proximate to July 13, 2005, Company employees exercised approximately 714 thousand options granted in April 2001 (as described in Note 21B(1)) for 493 thousand of the Company's ordinary shares of NIS 1 par value each.

         5. Subsequent to the date of the Independent Auditors' Report and proximate to July 13, 2005, Company employees exercised approximately 166 thousand options granted in April 2003 (as described in Note 21B(2)) for approximately 119 thousand of the Company's ordinary shares of NIS 1 par value.

         6. In May 2005, the Company's Board of Directors resolved to distribute an interim dividend, in the amount of US$ 18.3 million, to be paid on September 1, 2005.

                                               Makhteshim-Agan Industries Ltd.

Appendix to the Financial Statements
-------------------------------------------------------------------------------



Rate of Control and Ownership in Subsidiaries as at December 31, 2004

A.       Domestic consolidated subsidiaries


                                                                                                             Control and
                                                                                                               ownership
                                                                                                              of holding
Holding company                                  Investee company                                                company
---------------                                  ----------------                                            -----------
                                                                                                                       %
                                                                                                             -----------

Makhteshim-Agan Industries Ltd.                  Makhteshim Chemical Works Ltd. (Makhteshim)                        100
                                                 Agan Chemical Manufacturers Ltd. (Agan)                            100
                                                 Lycored - Natural Products Industries Ltd. (Lycored)               100
                                                 Luxembourg Medicine Ltd.                                           100

Makhteshim                                       Prisma Industries Ltd.                                             100
                                                 Negev Peroxide - Registered Partnership                            100

Agan                                             Agan Aroma Chemicals Ltd.                                          100
                                                 Agan Chemical Marketing Ltd.                                       100

Lycored                                          Bio-Dar Ltd.                                                       100
                                                 Dalidar Pharma Israel (1995) Ltd.                                  100

Luxembourg Medicine Ltd.                         Isramedcom Ltd                                                     100
                                                 Luxvision Ltd. (formerly Curex Ltd.)                               100

B.       Foreign consolidated subsidiaries

Makhteshim                                       Celsius Property B.V. (Celsius)                                    100

Agan                                             Fahrenheit Holding B.V. (Fahrenheit)                               100

Lycored                                          Nutriblend International Sarl                                      100
                                                 ALB Holdings UK                                                    100

ALB Holdings UK                                  Nutriblend Ltd.                                                    100

Makhteshim and Agan  in equal parts              Makhteshim Agan Holding B.V.                                       100

Celsius                                          Irvita Plant Protection N.V.                                       100

Irvita Plant Protection N.V.                     White Rock Insurance Company PCC Limited/Macell                    100

Fahrenheit                                       Quena Plant Protection N.V.                                        100

Celsius and Fahrenheit in equal parts            Magan HB B.V.                                                      100
                                                 Aragonesas Agro S.A.                                               100
                                                 Magan Argentina S.A.                                               100
                                                 Proficol S.A.                                                     57.5
                                                 Proficol Andina N.V.                                              57.5

Magan HB B.V.                                    MAB Participacoes S/C Ltd.                                         100

MAB Participacoes S/C Ltd.                       Milenia Participacoes S.A                                          100

Milenia Participacoes S.A.                       Milenia Paraguay S.A.                                              100
                                                 Emerald Agrochemical Company AVV                                   100
                                                 Milenia Biotechnologia e Genetica Ltd.                              55
                                                 Milenia Agro Ciencias S.A.                                         100
                                                 Defensa S.R.L.                                                     100

Proficol S.A.                                    Proficol Venezuela S.A.                                            100

Proficol Andina N.V.                             Rice Co. LLC (USA)                                                50.1



                                               Makhteshim-Agan Industries Ltd.

Appendix to the Financial Statements
-------------------------------------------------------------------------------



B.       Foreign consolidated subsidiaries (cont'd)


                                                                                                             Control and
                                                                                                               ownership
                                                                                                              of holding
Holding company                                  Investee company                                                company
---------------                                  ----------------                                            -----------
                                                                                                                       %
                                                                                                             -----------


Makhteshim Agan Holding B.V                      Makhteshim Agan Costa Rica S.A.                                  100
                                                 Makhteshim Agan Espana S.A.                                      100
                                                 Makhteshim Agan of North America Inc.                            100
                                                 Makhteshim Agan France S.A.R.L.                                  100
                                                 Makhteshim Agan (UK) Ltd.                                        100
                                                 Makhteshim Agan Romania S.R.L.                                   100
                                                 Makhteshim Agan (Thailand) Ltd.                                  100
                                                 Agricur Defensivos Agricolas Ltd.                                100
                                                 Makhteshim Agan Italia S.R.L.                                     95
                                                 Makhteshim Agan South Africa PTY Ltd.                            100
                                                 Magan Korea Co. Ltd.                                             100
                                                 Makhteshim Agan India Private Ltd.                               100
                                                 Makhteshim Agan Poland SP. zo.o                                  100
                                                 Magan Holding Germany GmbH                                       100
                                                 Makhteshim Agan Sweden AB                                        100
                                                 Makhteshim Agan Portugal Ltd.                                    100
                                                 Magan Japan Co. Ltd.                                             100
                                                 Magan Italia S.R.L                                               100
                                                 MA U.S. Holding Inc. (USA)                                       100
Agronica Australasia Pty
 Limited Australia                                                                                                100

Magan Holding Germany GmbH                       Feinchemie Schwebda GmbH                                         100
                                                 Makhteshim Agan Deutschland GmbH                                 100

Feinchemi Schwebdan GmbH                         FCS France S.A                                                   100
                                                 Feinchemi (UK) Ltd.                                              100

MA U.S. Holding Inc. (USA)                       Farm Saver Group                                                 100
                                                 Control Solutions Inc.                                            45

Agronica Australasia Pty
 Limited Australia                               Farmoz Pty Limited                                               100

C.       Companies Proportionately Consolidated

Makhteshim Agan Industries                       Biotec M.A.H. Management Ltd                                      50
                                                 Biotec M.A.H. - Registered Partnership                            50

Biotec M.A.H -
Registered Partnership                           Biotec Agro Ltd.                                                 100

Makhteshim Agan Holdings B.V.                    Alfa Agricultural Supplies S.A.                                   49

Fahrenheit                                       InnovAroma S.A.                                                   50

D.       Affiliated companies

Makhteshim                                       Fibertec Fiberglass Ltd.                                        45.5

Makhteshim and Agan hold shares in other foreign companies which retain registration rights to certain products sold outside of Israel.


                                                               ECI Telecom Ltd.

Consolidated Financial Statements as of December 31, 2004
--------------------------------------------------------------------------------

CONTENTS


                                                                           Page


Report of Independent Registered Public Accounting Firm                    F-229


Consolidated Balance Sheets as of
 December 31, 2004 and 2003                                                F-230


Consolidated Statements of Operations for the Years
 ended December 31, 2004, 2003 and 2002                                    F-232


Consolidated Statements of Other Comprehensive Income (Loss) for the
 Years ended December 31, 2004, 2003 and 2002                              F-233


Consolidated Statement of Changes in Shareholders' Equity for the
 Years ended December 31, 2004, 2003 and 2002                              F-234


Consolidated Statements of Cash Flows for the
 Years ended December 31, 2004, 2003 and 2002                              F-236

Notes to the Consolidated Financial Statements                             F-239

      [Letterhead of Somekh Chaikin, a Member Firm of KPMG International]



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF ECI TELECOM LTD.

We have audited the accompanying consolidated balance sheets of ECI Telecom Ltd. ("the Company") and its subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders' equity and consolidated cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with generally accepted accounting principles in the United States of America.

/s/ Somekh Chaikin

Somekh Chaikin
Certified Public Accountants (Israel)
Member firm of KPMG International

March 10, 2005


Consolidated Balance Sheets as of December 31
--------------------------------------------------------------------------------------------------

                                                                          2004              2003
                                                       Note     $ in thousands    $ in thousands
                                                   ----------   --------------    ----------------
ASSETS

Current assets
Cash and cash equivalents                               17A            74,182           126,411
Short-term investments                                2,17B            24,714            33,939
Receivables:
 Trade, net                                             17C           142,928           136,799
 Other                                                  17D            23,441            14,175
Prepaid expenses                                                        5,982             5,255
Work in progress                                                        3,244             3,323
Inventories                                               3           175,065           116,883
Assets - discontinued operations                         21                 -           100,743
                                                                --------------    ----------------
TOTAL CURRENT ASSETS                                                  449,556           537,528
                                                                --------------    ----------------

LONG-TERM RECEIVABLES, NET                                4            89,975           106,645
                                                                --------------    ----------------
LONG-TERM DEPOSITS AND MARKETABLE SECURITIES              2           119,359            59,199
                                                                --------------    ----------------
ASSETS HELD FOR SEVERANCE BENEFITS                       10            25,182            24,431
                                                                --------------    ----------------
INVESTMENTS                                               5            26,766            28,916
                                                                --------------    ----------------


PROPERTY, PLANT AND EQUIPMENT                             6
Cost                                                                  259,318           271,048
Less - accumulated depreciation                                       139,965           151,991
                                                                --------------    ----------------
                                                                      119,353           119,057
                                                                --------------    ----------------

SOFTWARE DEVELOPMENT COSTS, NET                           7            14,435            16,289
                                                                --------------    ----------------
GOODWILL                                                  8             1,039             1,039
                                                                --------------    ----------------
OTHER ASSETS                                            15F             9,144             8,892
                                                                --------------    ----------------
TOTAL ASSETS                                                          854,809           901,996
                                                                ==============    ================


/s/ Shlomo Dovrat                            /s/ Doron Inbar
---------------------                        ----------------------------------
Shlomo Dovrat                                Doron Inbar
Chairman of the Board                        President, Chief Executive Officer


March 10, 2005


                                                                                                ECI Telecom Ltd.

----------------------------------------------------------------------------------------------------------------

                                                                                        2004              2003
                                                                      Note    $ in thousands    $ in thousands
                                                                   --------   --------------    ---------------
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Current maturities of long-term debts                              9A, 17E           30,000             30,000
Trade payables                                                                       68,364             51,004
Other payables and accrued liabilities                                 17F          149,648            100,439
Liabilities - discontinued operations                                   21                -             60,594
                                                                              --------------     --------------

TOTAL CURRENT LIABILITIES                                                           248,012            242,037
                                                                              --------------     --------------

LONG-TERM LIABILITIES
Banks loans                                                             9A                -             30,000
Other liabilities                                                       9B                -              6,015
Liability for employee severance benefits                               10           50,943             50,658
                                                                              --------------     --------------

TOTAL LONG-TERM LIABILITIES                                                          50,943             86,673
                                                                              --------------     --------------

TOTAL LIABILITIES                                                                   298,955            328,710
                                                                              --------------     --------------

MINORITY INTERESTS                                                                    4,086              3,781
                                                                              --------------     --------------

COMMITMENTS AND CONTINGENCIES                                           11

SHAREHOLDERS' EQUITY                                                    12
Ordinary shares NIS 0.12 par value per share, authorized
 200,000,000 shares; Issued and outstanding 109,391,828
 shares as of December 31, 2004 and 108,038,063 as of
 December 31, 2003                                                                    6,198              6,163
Capital surplus                                                                     642,222            662,903
Accumulated other comprehensive loss                                                (12,637)            (5,393)
Accumulated deficit                                                                 (84,015)           (94,168)
                                                                              --------------     --------------

TOTAL SHAREHOLDERS' EQUITY                                                          551,768            569,505
                                                                              --------------     --------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                           854,809           901,996
                                                                              ==============     ==============

The accompanying notes are an integral part of the financial statements.


                                                                                                             ECI Telecom Ltd.

Consolidated Statements of Operations for the Year Ended December 31
-------------------------------------------------------------------------------------------------------------------------------



                                                                                    2004             2003              2002
                                                                              --------------    -------------      ------------
                                                                  Note               $ in thousands, except per share amounts
                                                        ---------------       -------------------------------------------------
Revenues                                                           17G           496,712          392,567             550,434
Cost of revenues                                               17H; 20           300,971          239,298             357,116
                                                                              -------------     ------------       ------------
GROSS PROFIT                                                                     195,741          153,269             193,318

Research and development costs, net                                17I            64,870           62,041              80,179
Selling and marketing expenses                                     17J            78,423           73,643              97,309
General and administrative expenses                                17K            35,491           38,956              82,452
Amortization of acquisition-related intangible assets                                  -            1,773               1,760
Impairment of assets                                                20                 -              667               3,725
Loss from exchange of assets                                        20                 -                -               6,783
Restructuring expenses                                              19             2,585            8,394                   -
                                                                              -------------     ------------       ------------
Operating income (loss)                                                           14,372          (32,205)            (78,890)
Financial expenses                                                 17L            (6,562)          (8,534)            (17,893)
Financial income                                                   17L             9,169            7,791              23,591
Other income (expenses), net                                       17M             2,693           (5,376)            (11,074)
                                                                              -------------     ------------       ------------
Income (loss) from continuing operations
 before taxes on income                                                           19,672          (38,324)            (84,266)
Taxes on income                                                     15            (1,924)          (2,141)             (8,456)
                                                                              -------------     ------------       ------------
Income (loss) from continuing operations after
 taxes on income                                                                  17,748          (40,465)            (92,722)
Company's equity in results of investee
 companies, net                                                                   (3,387)          (4,334)             (3,055)
Minority interest in results of subsidiaries, net                                   (305)              76                 575
                                                                              -------------     ------------       ------------
Income (loss) from continuing operations                                          14,056          (44,723)            (95,202)
Cumulative effect of accounting change, net of nil                   1T                                 -                (550)
taxes
Loss on discontinued operations, net of income tax
 (tax benefit) of ($55 thousand); $38 thousand and
 $356 thousand for the years ended 2004, 2003
 and 2002, respectively                                              21           (3,903)         (26,317)            (66,716)
                                                                              -------------     ------------       ------------
Net income (loss)                                                                 10,153          (71,040)           (162,468)
                                                                              =============     ============       ============


EARNINGS (LOSS) PER SHARE                                           17O
Basic earnings (loss) per share:
Continuing operations                                                              0.13             (0.41)              (0.90)
Cumulative effect of accounting change, net                                           -                 -               (0.01)
Discontinued operations                                                           (0.04)            (0.24)              (0.63)
                                                                              --------------    -------------      ------------
Net earnings (loss) per share                                                      0.09             (0.65)              (1.54)
                                                                              ==============    =============      ------------

Diluted earnings (loss) per share:
Continuing operations                                                              0.12             (0.41)              (0.90)
Cumulative effect of accounting change, net                                           -                 -               (0.01)
Discontinued operations                                                           (0.03)            (0.24)              (0.63)
                                                                              --------------    -------------      ------------
Net earnings (loss) per share                                                      0.09             (0.65)              (1.54)
                                                                              ==============    =============      ------------


The accompanying notes are an integral part of the financial statements.

                                                                                                                ECI Telecom Ltd.

Consolidated Statements of Comprehensive Income (Loss) for the Year Ended December 31
-------------------------------------------------------------------------------------------------------------------------------


                                                                                    2004              2003               2002
                                                                          --------------    --------------     ---------------
                                                                          $ in thousands    $ in thousands     $ in thousands
                                                                          --------------    --------------     ---------------
Net income (loss)                                                                10,153           (71,040)          (162,468)
                                                                          --------------    --------------     ---------------
Other comprehensive income (loss):
Changes in fair value of financial instruments, net of nil taxes                 (8,303)           (4,843)            (3,632)
Realization of gain on available for sale securities, net of nil taxes           (1,282)                -                  -
Unrealized holding gains on available for sale
 securities arising during the year, net of nil taxes                             2,341             1,282                  -
                                                                          --------------    --------------     ---------------

Total other comprehensive loss                                                   (7,244)           (3,561)            (3,632)
                                                                          --------------    --------------     ---------------

Comprehensive income (loss)                                                       2,909           (74,601)          (166,100)
                                                                          ==============    ==============     ===============



The accompanying notes are an integral part of the financial statements.


                                                                                                                 ECI Telecom Ltd.

Statement of Changes in Shareholders' Equity
----------------------------------------------------------------------------------------------------------------------------------



                                          Number     Share     Capital    Accumulated      Accumulated    Treasury           Total
                                    of shares(1)   capital     surplus          other         earnings       stock   shareholders'
                                                                         comprehensive        (deficit)                    equity
                                                                         income (loss)      (Note 15A2)
                                   ------------- ---------   ---------   -------------    -------------  ---------   -------------
                                                              $ in thousands, except share amounts
                                   ----------------------------------------------------------------------------------------------
Balance at January 1, 2002            93,573,549     5,873     656,614          1,800          173,567     (82,998)      754,856

CHANGES DURING 2002 -
Net loss for the year ended
   December 31, 2002                           -         -           -              -         (162,468)          -      (162,468)
Share issuance, net                   13,160,000       263           -              -          (34,227)     82,998        49,034
Share issuance to
   employees and others                  779,063        16       1,960              -                -           -         1,976
Amortization of deferred
   compensation expenses                       -         -        (149)             -                -           -          (149)
Changes in fair value of
   financial instruments                       -         -           -         (3,632)               -           -        (3,632)
                                   ------------- ---------   ---------   -------------    -------------  ---------   ------------

Balance at December 31, 2002         107,512,612     6,152     658,425         (1,832)         (23,128)          -       639,617

CHANGES DURING 2003 -
Net loss for the year ended
   December 31, 2003                           -         -           -              -          (71,040)          -       (71,040)
Share issuance to employees              424,633         8         647              -                -           -           655
Employees stock options
   exercised and paid, net               100,818         3         263              -                -           -           266
Amortization of deferred
   compensation expenses                       -         -       3,568              -                -           -         3,568
Net unrealized gain on available
  for sale securities                          -         -           -          1,282                -           -         1,282
Changes in fair value of
  financial instruments                        -         -           -         (4,843)               -           -        (4,843)
                                   ------------- ---------   ---------   -------------    -------------  ---------   ------------

Balance at December 31, 2003         108,038,063     6,163     662,903         (5,393)         (94,168)          -       569,505
                                   ============= =========   =========   =============    =============  =========   ============


(1)  Issued and outstanding



The accompanying notes are an integral part of the financial statements.


                                                                                                                  ECI Telecom Ltd.
Statement of Changes in Shareholders' Equity (cont'd)
----------------------------------------------------------------------------------------------------------------------------------


                                          Number     Share     Capital    Accumulated      Accumulated    Treasury           Total
                                    of shares(1)   capital     surplus          other         earnings       stock   shareholders'
                                                                         comprehensive        (deficit)                    equity
                                                                         income (loss)      (Note 15A2)
                                   ------------- ---------   ---------   -------------    -------------  ---------   -------------
                                                              $ in thousands, except share amounts
                                   -----------------------------------------------------------------------------------------------

Balance at January 1, 2004          108,038,063      6,163     662,903         (5,393)         (94,168)          -       569,505

CHANGES DURING 2004 -
Net income for the year
   ended December 31, 2004                    -          -           -              -           10,153           -        10,153
Employees stock options
   exercised and paid, net            1,353,765         35       2,445              -                -           -         2,480
Amortization of deferred
   compensation expenses                      -          -       1,650              -                -           -         1,650
Net unrealized gain on
   available for sale securities              -          -           -          2,341                -           -         2,341
Realization of gain on
   available for sale securities              -          -           -         (1,282)               -           -        (1,282)
Changes in fair value of
   financial instruments                      -          -           -         (8,303)               -           -        (8,303)
Distribution of shares of a
   subsidiary as dividend in
   kind (see Note 21B)                        -          -     (24,776)             -                -           -       (24,776)
                                   ------------  ---------   ---------   -------------    -------------  ---------    ------------
                                    109,391,828      6,198     642,222        (12,637)         (84,015)          -       551,768
                                   ============  =========   =========   =============    =============  =========    ============


(1)  Issued and outstanding




The accompanying notes are an integral part of the financial statements.


                                                                                                               ECI Telecom Ltd.

Consolidated Statement of Cash Flows for the Year Ended December 31
--------------------------------------------------------------------------------------------------------------------------------


                                                                                      2004              2003               2002
                                                                            ---------------   ---------------    ---------------
                                                                            $ in thousands    $ in thousands     $ in thousands
                                                                            ---------------   ---------------    ---------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)                                                                   10,153           (71,040)          (162,468)

Adjustments to reconcile net income (loss) to cash provided by operating activities:

Depreciation and amortization                                                       35,356            41,622             56,451
Cumulative effect of accounting change, net                                              -                 -                550
Amortization of deferred compensation                                                1,650             3,568                 81
Loss (gain) on sale of property and equipment                                         (735)            1,362              1,736
Impairment of assets                                                                     -             6,686              3,725
Loss from exchange of assets                                                             -                 -              6,783
Capital losses, net                                                                  3,950             4,862              8,738
Other - net (mainly deferred taxes)                                                   (468)            7,066              6,039
Company's equity in results of investee companies                                    3,387             4,334              3,055
Minority interest in net results of subsidiaries                                       305           (16,956)             6,045
Loss (gain) from marketable securities                                                 987              (111)               852
Decrease in trade receivables (including
 non-current maturities of bank deposits and trade receivables)                     10,741            69,069            112,056
Decrease (increase) in other receivables                                            (8,806)            9,531             30,170
Decrease (increase) in prepaid expenses                                               (727)           (1,410)             4,501
Decrease in work in progress                                                            79             3,192             19,540
Decrease (increase) in inventories                                                 (58,182)           24,149            113,056
Change in net balance of discontinued operations                                       870                 -                  -
Increase (decrease) in trade payables                                               17,360            14,413            (35,217)
Increase (decrease) in other payables and accrued liabilities                       41,443           (23,500)           (38,461)
Decrease in other long-term liabilities                                             (5,015)           (2,364)            (3,194)
Increase (decrease) in liability for employee severance benefits, net                 (715)                -             (1,584)
Cumulative effect of an accounting change on discontinued operations operation           -                 -             36,646
Impairment of long-lived assets relating to the discontinued                             -                 -             22,678

                                                                              -------------    --------------     --------------
Net cash provided by operating activities                                           51,633            74,473            191,778
                                                                              -------------    --------------     --------------

CASH FLOWS USED IN INVESTING ACTIVITIES
Investments in deposits, net                                                        2,681           (22,563)              (450)
Software development costs capitalized                                            (11,151)          (11,364)           (12,935)
Investment in property, plant and equipment                                       (23,937)          (11,347)           (11,759)
Proceeds from sale of property, plant and equipment                                 1,487               878                746
Purchase of technology                                                                  -              (869)                 -
Acquisition of investee companies                                                  (1,212)             (203)            (2,584)
Long-terms loans granted                                                           (6,000)                -             (6,227)
Investment in marketable securities                                               (43,075)          (80,317)                 -
Changes in assets held for severance benefits                                        (751)              537               (497)
Acquisition of newly consolidated subsidiary (A)                                        -                 -                513
Repayment of convertible notes                                                      5,400                 -                  -
Proceed from realization of consolidated subsidiary and operations (B)                  -             9,100            (10,003)
Proceeds from realization of shares at consolidated subsidiary                          -                 -             20,302
                                                                             --------------    --------------     --------------

Net cash used for investing activities                                            (76,558)         (116,148)           (22,894)
                                                                            ---------------    --------------     --------------


The accompanying notes are an integral part of the financial statements.


                                                                                                             ECI Telecom Ltd.

Consolidated Statements of Cash Flows for the Year Ended December 31 (cont'd)
-----------------------------------------------------------------------------------------------------------------------------



                                                                                   2004              2003               2002
                                                                         ---------------   ---------------    ---------------
                                                                         $ in thousands    $ in thousands     $ in thousands
                                                                         ---------------   ---------------    ---------------
CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of loans from banks                                                   (30,000)         (100,000)           (90,000)
Decrease in short-term credit, net                                                    -           (70,012)               (18)
Share issue expenses                                                                  -                 -               (646)
Exercise of stock options                                                         2,480               921             51,656
                                                                         ---------------   ---------------    ---------------

NET CASH USED FOR FINANCING ACTIVITIES                                          (27,520)         (169,091)           (39,008)
                                                                         ---------------   ---------------    ---------------

EFFECT OF CHANGE IN EXCHANGE RATE ON CASH                                           216              (508)               581
                                                                         ---------------   ---------------    ---------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                            (52,229)         (211,274)           130,457

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                  126,411           356,649            226,192
                                                                         ---------------   ---------------    ---------------

CASH AND CASH EQUIVALENTS AT END OF YEAR                                         74,182       (*) 145,375            356,649
                                                                         ==============-   ===============    ===============


SUPPLEMENTAL DISCLOSURES:

INCOME TAXES PAID, NET OF TAX REFUNDS                                               282             7,158               (124)
                                                                         ==============-   ===============    ===============

INTEREST PAID                                                                     1,518             2,479             10,008
                                                                         ==============-   ===============    ===============


A.       ACQUISITION OF NEWLY CONSOLIDATED SUBSIDIARIES

                                                                                   2004              2003               2002
                                                                         ---------------   ---------------    ---------------
                                                                         $ in thousands    $ in thousands     $ in thousands
                                                                         ---------------   ---------------    ---------------


Net current assets (other than cash)                                                  -                 -             (1,795)
Investment in investee companies                                                      -                 -              2,482
Property, plant, equipment and other assets, net                                      -                 -               (171)
Goodwill                                                                              -                 -                 (3)
                                                                         ---------------   ---------------    ---------------
                                                                                      -                 -                513
                                                                         ==============-   ===============    ===============


(*) Include $ 18,964 thousand related to discontinued operations.


The accompanying notes are an integral part of the financial statements.


                                                                                                       ECI Telecom Ltd.

Consolidated Statement of Cash Flows for the Year Ended December 31 (cont'd)
------------------------------------------------------------------------------------------------------------------------


B.       Disposition of a consolidated subsidiary as dividend in kind:

                                                                                  Year ended December 31
                                                                     ---------------------------------------------------
                                                                               2004              2003               2002
                                                                     --------------    --------------     --------------
                                                                     $ in thousands    $ in thousands     $ in thousands
                                                                     --------------    --------------     --------------

Assets - discontinued operations                                            96,454                 -                  -
Liabilities - discontinued operations                                      (57,175)                -                  -
Investments in investee company                                            (10,822)                -                  -
Capital surplus                                                            (24,776)                -                  -
Loss from disposition                                                       (3,681)                -                  -
                                                                     --------------    --------------     --------------

                                                                                 -                 -                  -
                                                                     ==============    ==============     ==============



C.       Non-cash activities

Sale of fixed assets in return for shares in investee company                    -             1,053                  -
                                                                     ==============    ==============     ==============



The accompanying notes are an integral part of the financial statements.

                                                               ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004
-------------------------------------------------------------------------------


Note 1 - Significant Accounting Policies

         Significant accounting policies, applied on a consistent basis (except as disclosed in Note 1T below) are as follows:

         A.       General

         (1) ECI Telecom Ltd. ("ECI" or the "Company") is an Israeli corporation that provides network and access solutions for digital telecommunications networks. ECI designs, develops, manufactures, markets and supports digital telecommunications solutions for evolving services, including voice, data, video and multimedia, and for building next generation converging networks. ECI's products and platforms are designed to create and manage bandwidth, maximize revenues for network operators, reduce operating expenses, expand capacity, improve performance and enable new revenue-producing services.

         (2) On November 7, 2000, the Board of Directors adopted a plan to split ECI into five distinct companies, as follows: Inovia Telecoms Ltd. ("Inovia"), ECI Telecom - NGTS Ltd. ("NGTS"), Enavis Networks Ltd. ("Enavis"), Lightscape Networks Ltd. ("Lightscape"), and InnoWave ECI Wireless Systems Ltd. ("InnoWave") (already operating as a separate company), with the parent company to serve as a holding company and sub-contractor of the split-up companies.

                  The Company established the four new subsidiaries, which absorbed the employees of the various divisions and were to receive operating assets from the Company (for segment reporting see Note 17G). The Company received a tax ruling that the transfer of activities to the new companies would be tax free, retroactive to the beginning of 2001.

                  The plan of demerger contemplated that the parent company would continue to manufacture for the split-up companies, to distribute certain of their products abroad through certain subsidiaries and to hold shares in ECtel Ltd. and the various start-up companies. It would also provide the split-up companies with management and other services.

                  The transfer of assets to the subsidiaries was never carried out. In November 2002, the Board of Directors decided to reverse the split-up plan and not to transfer the assets and liabilities to the subsidiaries.

                  In December 2002, the Company notified the Israeli Tax Authorities of the retroactive cancellation of the split-up plan.

                  During 2002, the Company's Board of Directors decided to focus the Company's activities on its two core businesses, which are organized in two divisions: Broadband Access Division (formerly - Inovia) and Optical Network Division (formerly - Lightscape and Enavis).

                                                               ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004
-------------------------------------------------------------------------------


Note 1 - Significant Accounting Policies (cont'd)

         A.       General (cont'd)

         (3) In December 2002, the Company transferred part of the NGTS activities to a new company subsequently called Veraz Networks Inc., which was set up with third parties and in which the Company holds approximately 43 % of the share capital (36 % on a fully diluted basis), see Note 5A.
                  In addition, in April 2003, the Company sold the activities of InnoWave, see Note 21. Accordingly, the results of these activities for all periods reported were reclassified to one line in the statement of operations following the results from continuing operations.

         (4) On March 9, 2004, the Board of Directors of ECI decided, in principle, that ECI would distribute 7.6 million of its shares in ECtel Ltd. to ECI's shareholders.

                  On April 28, 2004, after the Company obtained court approval and the consent of its banks, the Board of Directors declared a distribution of 7.6 million shares of ECtel to the Company's shareholders of record on May 5, 2004. The shares were distributed on May 10, 2004. Before distribution, ECI held approximately 10.5 million, or 58%, of ECtel's shares. After distribution of the shares, ECI holds approximately 16% of ECtel's outstanding shares.

                  Accordingly, the results of ECtel for all periods reported were reclassified to one line in the statement of operations following the results from continuing operations.

                  The assets and liabilities of ECtel as at December 31, 2003 were reclassified in the Company's balance sheets as assets from discontinued operations and liabilities from discontinued operations, respectively. See Note 21.

         (5) The financial statements have been prepared in conformity with generally accepted accounting principles (GAAP) in the United States of America.

         (6) The currency of the primary economic environment in which the operations of the Company and its subsidiaries are conducted is the U.S. dollar ("dollar").

                  Most of the Company's sales are made outside of Israel, in dollars and other non-Israeli currencies (see Note 17G as to geographical distribution). Most purchases of materials and components, as well as most selling and other expenses incurred outside Israel, are in dollars. In view of the foregoing, the dollar has been determined to be the Company's functional currency.

                  Transactions and balances denominated in dollars are presented at their original amounts.
                  Non-dollar transactions and balances have been remeasured into dollars in accordance with the principles set forth in Statement No. 52 of the Financial Accounting Standards Board
                  (FASB) of the United States of America.

                  All exchange gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statement of operations when they arise. Such foreign exchange gains and losses are included in the same statement of operations items as those in which the related transactions are included.

                                                               ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004
-------------------------------------------------------------------------------


Note 1 - Significant Accounting Policies (cont'd)

         A.       General (cont'd)

         (7) The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These are management's best estimates based on experience and historical data, however, actual results could differ from these estimates.


         B.       Principles of consolidation

         The consolidated financial statements include those of the Company and all of its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.


         C.       Cash and cash equivalents

         The Company considers all highly liquid investments with a maturity of three months or less at date of purchase, to be cash equivalents (except for held to maturity debt investments).


         D.       Investments

         1.       Investee companies

                  Investments in investee companies, in which the Company has significant influence (affiliated companies) are presented under the equity method, that is, at cost plus the Company's share of the post-acquisition gains or losses.

                  Investment in entities in which the Company does not have significant influence ("other companies"), are stated as follows:

                  -      Marketable securities - as stated in 2 below.

                  - Non-marketable securities - at cost, less any decline in value which is not of a temporary nature.

                                                               ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004
-------------------------------------------------------------------------------


Note 1 - Significant Accounting Policies (cont'd)

         D.       Investments (cont'd)

         2.       Marketable securities

                  The Company classifies its debt securities in one of three categories: Trading, available for sale or held to maturity and its equity securities as trading or available for sale. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity debt securities are those securities in which the Company has the ability and intent to hold the security until maturity. All debt securities not included in trading or held to maturity are classified as available for sale.

                  Trading, and available-for-sale securities are recorded at fair value. Held-to-maturity debt securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific-identification basis.

                  A decline in the market value of any available-for-sale or held-to-maturity security below cost, that is deemed to be other than temporary, results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established.

                  Premiums and discounts are amortized or accreted over the life of the related held-to-maturity or available-for-sale security as an adjustment to yield using the effective-interest method. Dividend and interest income are recognized when earned.


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

                                                               ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004
-------------------------------------------------------------------------------


Note 1 - Significant Accounting Policies (cont'd)

         F.       Property, plant and equipment

         1.       Assets are stated at cost.

         2. Depreciation is computed using the straight-line method, over the estimated useful economic life of the assets as estimated by the Company.

                  Annual rates of depreciation are as follows:

                  Buildings                               2.5%
                  Machinery and equipment                 10% - 33% (mainly 10%)
                  Motor vehicles                          15%
                  Office furniture and equipment          7% - 10%

                  Leasehold improvements are amortized by the straight-line method over the lower of the lease term or the estimated useful economic life.

         3. Major renewals and improvements are capitalized, while repairs and maintenance are expensed as incurred.

         4. Upon the sale or retirement of equipment and leasehold improvements, the cost and related accumulated depreciation and amortization are eliminated from the respective accounts and the resulting gain or loss is reflected in the consolidated statements of operations.


         G.       Accrued warranty costs

         Accrued warranty costs are calculated in respect of products sold and work performed (for periods subsequent to delivery of the products or performance of the work) based on management's estimation and in accordance with the Company's prior experience. (See also Note 17F).


         H.       Allowance for doubtful debts (see also Note 17C)

         The financial statements include an allowance which Management believes adequately reflects the loss inherent in receivables for which collection is in doubt. In determining the adequacy of the allowance Management based its estimate on information at hand about specific debtors, including their financial situation, the volume of their operations, aging of the balance and evaluation of the security received from them or their guarantors.


         I.       Software development costs

         The Company capitalizes certain software development costs in accordance with SFAS No. 86 "Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed". Capitalization of software development costs begins upon the determination of technological feasibility as defined in the Statement and continues up to the time the software is available for general release to customers, at which time capitalized software costs are amortized to research and development costs on a straight-line basis over the expected life of the related product, generally one to two years. (for 2003 and 2002 - generally two to three years).

                                                               ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004
-------------------------------------------------------------------------------

Note 1 - Significant Accounting Policies (cont'd)

         I.       Software development costs (cont'd)

         Software development costs include costs which relate principally to projects which have recently been released or are not yet available for release to customers. Management believes that future revenues related to these projects will be sufficient to realize the amounts capitalized at December 31, 2004, and as such these amounts will be recovered over the lives of the related projects. It is possible, however, that those estimates of future revenues could be adversely impacted if these projects are not finally completed and released in the future or if market acceptance of related technology is not as anticipated by Management. As a result, the recovery of these capitalized software development costs through future revenues could be reduced materially. In such event, the related capitalized software development costs will be written-off.


         J.       Business combinations

         The Company adopted SFAS No. 141 "Business Combinations", issued in July 2001 which requires that the purchase method be used for all business combinations initiated after June 30, 2001. Separate recognition of intangible assets is required if they meet one of two criteria - the contractual-legal right criterion or the separability criterion. In addition to the disclosure requirements of APB Opinion No. 16, this Statement requires disclosure of the primary reason for the business combination and the allocation of the purchase price paid to the assets acquired and liabilities assumed by major balance sheet caption.

         K.       Goodwill and other intangible assets

         The Company adopted SFAS No. 142 "Goodwill and Other Intangible Assets", issued in July 2001. According to SFAS No. 142, goodwill and intangible assets that have indefinite useful lives will not be subject to amortization, but instead will be tested at least annually for impairment. Intangible assets that have finite useful lives will continue to be amortized over their useful lives, but without the constraint of an arbitrary ceiling (as was set before by APB Opinion No. 17, "Intangible Assets"). (See also Note 1T).


         L.       Acquisition of Company's stock

         Acquisition of Company's stock is presented as Treasury Stock in the statement of changes in shareholders' equity, according to the cost method.


         M.       Revenue recognition

         1. System revenues are recognized when the product has been delivered and when title to the system and risk of loss have been substantially transferred to the customer, provided that collection is reasonably assured. When the sale arrangement includes customer acceptance provisions with respect to network interoperability, revenue is not recognized before the Company has demonstrated that the criteria specified in the acceptance provisions have been satisfied.

                                                               ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004
-------------------------------------------------------------------------------


Note 1 - Significant Accounting Policies (cont'd)

         M.       Revenue recognition (cont'd)

                  When a sale involves multiple elements, such as sales of products that include installation and integration services, the entire fee from the arrangement is evaluated under EITF 00-21, "Revenue Arrangements with Multiple Deliverables". Accordingly, in an arrangement with multiple deliverables, the arrangement consideration is allocated to each respective element based on its relative fair value and recognized when revenue recognition criteria for each element are met if all of the following conditions are met: (1) the delivered items have value to the customer on a standalone basis, (2) there is objective and reliable evidence of the fair value of the undelivered items, (3) if the arrangement includes a general right of return, delivery or performance of the undelivered items is probable and substantially in the control of the Company.

         2. The Company makes certain sales through resellers. The Company recognizes revenues from sales to resellers, assuming all other criteria for revenue recognition are met and provided that there is no contractual right of return, either
                  (i) when it receives adequate collateral (which in almost every case is a Letter of Credit) from the reseller to secure payment to the Company, or (ii) in certain instances where the Company has an established ongoing relationship with the reseller and a proven track record of payments, when it receives written evidence of the identity of the end-user and the existence of an agreement by the end-user to purchase the product from the reseller (e.g. a copy of a purchase order) or (iii) in instances where the reseller is a major internationally known corporation and the Company has an established ongoing relationship with such reseller and a proven track record of payments, upon delivery of the products to the reseller. When the collectability from the reseller is not reasonably assured or when the right of return exists, revenue is recognized on a cash basis, provided that the reseller has ultimately sold the products to an end-user or the return privilege has substantially expired.

         3. Revenues from sales involving long-term credit arrangements at less than accepted interest rates are recorded at the present value of the related future cash flows. The difference between the amounts receivable and their present value is to be recognized as interest income over the period of the debt.

         4. Software license revenue is generally recognized at the time the software is delivered to the customer, if collection is probable and the Company has no significant obligations remaining under the sales or licensing agreement and no significant customer acceptance requirements exist subsequent to software delivery.

         5. Service revenues from product maintenance contracts and separately priced extended warranty contracts are generally recognized ratably over the contract period, while revenue from software services generally is recognized as the services are performed or, if no pattern of performance is evident, ratably over the period during which they are performed.

         6. Long-term contracts are those requiring design, development, engineering and modification and are of a significantly longer duration than contracts for system sales. Revenue from long-term contracts is recognized using the percentage of completion method, which is in accordance with Statement of Position (SOP 81-1). The percentage of completion is determined according to the contract milestones. In the event that management anticipates a loss on a particular contract, such anticipated loss is provided for in full in the period when the loss is first anticipated.

                                                               ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004
-------------------------------------------------------------------------------


Note 1 - Significant Accounting Policies (cont'd)

         N.       Research and development

         Research and development costs, net of any grants, are charged to the statements of operations as incurred. Royalties paid and accrued in respect of the said grants are classified as cost of goods sold.


         O.       Reclassification

         1. Certain amounts in prior years' financial statements have been reclassified to conform to the current year's presentation. (See also Note 21).

         2. The results of ECtel for all periods have been reclassified to one line in the statement of operations following the results from continuing operations. The assets and liabilities of ECtel as at December 31, 2003 have been reclassified in the balance sheets as assets from discontinued operations and liabilities from discontinued operations, respectively, see Note 21(B).


         P.       Income taxes

         1. The Company accounts for income taxes under Statement of Financial Accounting Standards (SFAS) No. 109 "Accounting for Income Taxes".

                  Under SFAS 109 deferred tax assets or liabilities are recognized in respect of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts as well as in respect of tax losses and other deductions which may be deductible for tax purposes in future years, based on tax rates applicable to the periods in which such deferred taxes will be realized. Deferred tax assets for future tax benefits from realization are included when their realization is more likely than not. Valuation allowances are established when necessary to reduce deferred tax assets to the amount considered more likely than not to be realized. Deferred tax assets and liabilities are classified as current or long-term items in accordance with the nature of the assets or liabilities to which they relate. When there is no underlying assets or liabilities the deferred tax assets and liability are classified in accordance with the period of expected reversal.

                                                               ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004
-------------------------------------------------------------------------------


Note 1 - Significant Accounting Policies (cont'd)

         P.       Income taxes (cont'd)

                  Deferred taxes were not recorded in respect of the following matters -

                  o Certain undistributed earnings of foreign consolidated subsidiaries which are taxable upon distribution by way of dividend, as no such dividend distribution intention exists (for domestic consolidated subsidiaries, see 2 below).

                  o Differences between the rate of change in the Israeli Consumer Price Index (which serves as a basis for measurement for tax purposes) and the rate of change in the NIS/US dollar exchange rate, this in accordance with paragraph 9 (f) of SFAS 109.

         2. In accordance with paragraph 33 of SFAS 109, deferred taxes have not been provided for the Parent Company's temporary difference relating to operations in both its domestic subsidiaries and domestic "approved enterprises" as the tax laws provide methods whereby the reported amounts of these investments can be recovered tax-free and the parent company expects that it will ultimately utilize these methods.

         - Earnings distributed by domestic subsidiaries relating to "approved enterprises? can be transferred to the Parent Company by way of a tax-free merger.

         - Earnings distributed related to the Parent Company's "approved enterprises" are not taxable to the Parent Company in a liquidation as such taxes would be due from the shareholders.

         - Earnings distributed by domestic subsidiaries which are not attributable to an "approved enterprise" are not taxable.

         Income tax expense represents the tax payable for the period and the change during the period in deferred tax assets and liabilities.


         Q.       Derivative financial instruments

         The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Certain Hedging Activities" and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activity, an Amendment of SFAS 133". SFAS Nos. 133 and 138 require that all derivative instruments be recorded on the balance sheet at their respective fair values.

         The Company has significant international sales transactions in foreign currencies and has a policy of hedging forecasted and actual foreign currency risk with forward foreign exchange contracts and foreign exchange options. The Company's forward foreign exchange contracts are primarily denominated in Euro, Pounds Sterling and NIS and are for periods consistent with the terms of the underlying transactions, generally one year or less. Derivative instruments are employed to eliminate or minimize certain foreign currency exposures that can be confidently identified and quantified.

                                                               ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004
-------------------------------------------------------------------------------


Note 1 - Significant Accounting Policies (cont'd)

         Q.       Derivative financial instruments (cont'd)

         On the date a derivative contract is entered into, the Company designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge), a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge), a foreign-currency fair-value or cash-flow hedge (foreign currency hedge). For all hedging relationships the Company formally documents the hedging relationship and its risk-management objective and strategy for undertaking the hedge, the hedging instrument, the item, the nature of the risk being hedged, how the hedging instrument's effectiveness in offsetting the hedged risk will be assessed, and a description of the method of measuring ineffectiveness. This process includes linking all derivatives that are designated as fair-value, cash-flow, or foreign-currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

         When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively.

         Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability or unrecognized firm commitment of the hedged item that is attributable to the hedged risk, are recorded in operations. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income (loss) to the extent that the derivative is effective as a hedge, until operations are affected by the variability in cash flows of the designated hedged item. Changes in the fair value of derivatives that are highly effective as hedges and that are designated and qualify as foreign-currency hedges are recorded in either operations or other comprehensive income (loss), depending on whether the hedge transaction is a fair-value hedge or a cash-flow hedge. The ineffective portion of the change in fair value of a derivative instrument that qualifies as either a fair-value hedge or a cash-flow hedge is reported in operations. Changes in the fair value of derivative trading instruments are reported in current period operations.

         The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is de-designated as a hedging instrument, because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

                                                               ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004
-------------------------------------------------------------------------------


Note 1 - Significant Accounting Policies (cont'd)

         Q.       Derivative financial instruments (cont'd)

         When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, the Company continues to carry the derivative on the balance sheet at its fair value and no longer adjusts the hedged asset or liability for changes in fair value. The adjustment of the carrying amount of the hedged asset or liability is accounted for in the same manner as other components of the carrying amount of that asset or liability. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the Company continues to carry the derivative on the balance sheet at its fair value, removes any asset or liability that was recorded pursuant to recognition of the firm commitment from the balance sheet, and recognizes any gain or loss in operations. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the Company continues to carry the derivative on the balance sheet at its fair value with subsequent changes in fair value included in operations, and gains and losses that were accumulated in other comprehensive income are recognized immediately in operations. In all other situations in which hedge accounting is discontinued, the Company continues to carry the derivative at its fair value on the balance sheet and recognizes any subsequent changes in its fair value in operations.


         R.       Comprehensive income

         The Company adopted SFAS No. 130, "Reporting Comprehensive Income" which establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income consists of net income (loss) and net unrealized gains (losses) on securities and on the change in the fair value of financial instruments that are used for cash flow hedging, and is presented in the statement of shareholders' equity and comprehensive income (loss).


         S.       Stock option plan and employee purchase plan

         The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations, including FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation an Interpretation of APB Opinion No. 25" issued in March 2000, to account for its fixed plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price.

         SFAS No. 123, "Accounting for Stock-Based Compensation", established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS No. 123.

                                                               ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004
-------------------------------------------------------------------------------


Note 1 - Significant Accounting Policies (cont'd)

         S.       Stock option plan and employee purchase plan (cont'd)

         Had compensation expenses for stock options granted under the Company's stock option plan been determined based on the fair value at the grant dates consistent with the method of SFAS No. 123, the Company's net income (loss) and net income (loss) per share would have been as follows:

                                                                          For the year ended December 31
                                                                  -------------------------------------------------
                                                                       2004              2003              2002
                                                                  -----------       ------------       ------------
                                                                     $ in thousands, except per share amounts
                                                                  -------------------------------------------------
         Net income (loss), as reported                               10,153           (71,040)          (162,468)
         Add:     Stock-based employee compensation
                  expenses included in reported net
                  income (loss), net of related tax effects            1,650             3,568                286
         Deduct:  Total stock-based employee compensation
                  expense determined under the fair value
                  based method for all awards, net of
                  related tax effects                                (10,072)          (23,450)           (59,930)
                                                                  -----------       ------------       ------------

         Pro Forma net income (loss)                                   1,731           (90,922)          (222,112)
                                                                  ===========       ============       ============



         Basic earnings (loss) per share ($):
          - as reported                                                 0.09             (0.65)            (1.54)
          - pro forma                                                   0.02             (0.84)            (2.10)
         Diluted earnings (loss) per share($):
          - as reported                                                 0.09             (0.65)            (1.54)
          - pro forma                                                   0.01             (0.84)            (2.10)

         T.       Accounting changes

         Effective January 1, 2002, the Company applies the provisions of SFAS No. 142 "Goodwill and Other Intangible Assets".

         In connection with the transitional impairment evaluation, Statement No. 142 required the Company to perform an assessment of whether there was an indication that goodwill was impaired as of January 1, 2002. To accomplish this, the Company was required to (1) identify its reporting units, (2) determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units, and (3) determine the fair value of each reporting unit. If the carrying value of any reporting unit exceeds its fair value, detailed fair values for each of the assigned and unassigned assets (excluding goodwill) and liabilities are determined to calculate the amount of goodwill impairment, if any. The difference between the fair value of the reporting unit and the fair value of the assigned and unassigned assets (excluding goodwill) and liabilities related to the reporting unit represents the implied fair value of the goodwill. If the implied fair value of the goodwill is lower than its carrying value, the Statement required that the difference be written-off.

         In 2002, the Company performed the transitional impairment evaluation as provided in the said standard. Accordingly, a loss in the amount of $ 37,196 thousand from a decline in value of goodwill (including an amount of $ 36,646 thousand, which is attributed mainly to InnoWave - see also Note 21) was included as a cumulative effect of a change in accounting policy.

                                                               ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004
-------------------------------------------------------------------------------


Note 1 - Significant Accounting Policies (cont'd)

         U.       Impairment or disposal of long-lived assets

         The Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" as of January 1, 2002. This Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future cash flows expected to be generated by the asset or used in its disposal. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. (See also Notes 20 and 21).


         V.       Sale of financial assets

         The Company adopted SFAS No. 140 - "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". The Statement requires that a transfer of financial assets in which control is surrendered, is accounted for as a sale to the extent that consideration other than beneficial interests in the transferred assets is received in exchange. See Note 17P.

         W.       Earnings (loss) per Ordinary Share

         Basic and diluted earnings (loss) per Ordinary Share are presented in conformity with Statement of Financial Accounting Standard No. 128, "Earnings Per Share", for all years presented. Basic earnings (loss) per Ordinary Share are calculated by dividing the net earning (loss) attributable to Ordinary Shares, by the weighted average number of Ordinary Shares outstanding. Diluted earnings (loss) per Ordinary share calculation is similar to Basic Earnings Per Share except that the weighted average of common shares outstanding is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares such as options, had been exercised.

         X.       Commitments and contingencies

         Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

Y.       Impairment of loans

         The Company applies the provisions of SFAS No. 114 "Accounting by Creditors for Impairment of a Loan" as amended by SFAS No. 118 "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures" which prescribes the accounting treatment by creditors with respect to impairment of loans. These standards cover all loans, which are restructured in a troubled debt restructuring, involving modifications of terms of the loans, including those involving a receipt of assets in partial satisfaction of a receivable. In accordance with FAS 114, a loan is impaired when it is probable, based on current information and events, that the creditor will be unable to collect all amounts (contractual interest and principle payments) due according to the contractual terms of the loan agreement. Loans impaired are measured based on the present value of the expected future cash flows, discounted at the loan's effective interest rate or, alternatively, based on the observable market price of the loan or the fair value of the collateral, if the loan is collateral dependent.

                                                               ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004
-------------------------------------------------------------------------------


Note 2 - Investment Securities and Deposits
                                                  December 31       December 31
                                                         2004              2003
                                               --------------    --------------
                                               $ in thousands    $ in thousands
                                               --------------    --------------


     Short-term:
      Short-term deposits (see Note 17B.)              5,628          2,398

      Marketable securities:
      Trading                                              -            359
      Available for sale securities*                       -          1,282
      Held to maturity securities                     19,086         29,900
                                               --------------    --------------
                                                      24,714         33,939
                                               ==============    ==============

     Long-term:
      Long-term deposits                              11,659         15,346
      Available for sale securities*                  10,694               -
      Held to maturity securities                     97,006         43,853
                                               --------------    --------------
                                                     119,359         59,199
                                               ==============    ==============


       * As of December 31, 2004 and 2003, the Company had net unrealized gains on Available for Sale Securities of $ 2,341 and $ 1,282 thousand, respectively.

       The amortized cost, gross unrealized holding gains (loss), and fair value of held-to-maturity securities by major security type at December 31, 2004, were as follows:

                                                                       Gross
                                                                  Unrealized
                                                Amortized            Holding              Fair
                                                     Cost     Gains (Losses)             Value
                                           --------------     --------------    --------------
                                           $ in thousands     $ in thousands    $ in thousands
                                           --------------     --------------    --------------
       Held to maturity
        U.S. Government agencies                  46,925               (423)           46,502
        Corporate debt securities                 43,338               (525)           42,813
        Other                                     25,829                 34            25,863
                                           --------------     --------------    --------------
                                                 116,092               (914)          115,178
                                           ==============     ==============    ==============


       Maturities of debt securities classified as held-to-maturity were as follows at December 31, 2004:

                                                     Amortized              Fair
                                                          Cost             value
                                                $ in thousands    $ in thousands
                                                --------------    --------------


      Held to maturity:
       First year                                      19,086            19,014
       Due after one year through five years           95,242            94,414
       Due after five years through ten years           1,764             1,750
                                                --------------    --------------
                                                      116,092           115,178
                                                ==============    ==============

                                                               ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004
-------------------------------------------------------------------------------


Note 3 - Inventories

         Consist of the following:

                                                                                               December 31        December 31
                                                                                                      2004               2003
                                                                                            --------------     --------------
                                                                                            $ in thousands     $ in thousands
                                                                                            --------------     --------------
         Raw materials and components                                                              58,050             44,142
         Work in process                                                                           13,706             21,419
         Finished products                                                                        103,309             51,322
                                                                                            --------------     --------------
                                                                                                  175,065            116,883
                                                                                            ==============     ==============


Note 4 - Long-Term Receivables, Net of Current Maturities

         A.       Consist of the following:
                                                                                Weighted
                                                                        average interest
                                                                              rate as of
                                                                             December 31       December 31        December 31
                                                                                    2004              2004               2003
                                                                        ----------------    --------------     --------------
                                                                                       %    $ in thousands     $ in thousands
                                                                        ----------------    --------------     --------------
         Long-term trade receivables (1)                                          10.24%          186,604            178,903
         Less deferred interest income (*)                                                              -              7,583
                                                                                            --------------     --------------

         Total (2)                                                                                186,604            171,320
         Less - provision for doubtful debts (**)                                                  77,252             40,600
         Less - current maturities                                                                 19,377             24,075
                                                                                            --------------     --------------
                                                                                                   89,975            106,645
                                                                                            ==============     ==============

         The trade receivables are denominated in U.S. dollars.

         (*)      The deferred interest income represents the difference
                  between the original amount of the receivables and their net present value computed, at the transaction date, by the
                  relevant interest rate.
         (**)     See Notes 17C and 4C.

         (1) Long-term trade receivables ("receivables") (a)(b) consist mainly of receivables resulting from sales of the Company's products, providing from one to ten years credit commencing on the date of signing of the sales contract or the finance agreement related thereto or other date as mentioned in the contract. Such receivables are interest bearing and are payable in quarterly or semi-annual payments. The principal is paid generally after the grant of a grace period. These receivables are partially secured by trade risk insurance policies.

                  (a) The long-term receivables include also certain related pledged deposits, which are disclosed together because the economic substance of the two assets is very similar (see (b) below).

                  (b) The deposits are pledged to a commercial bank in Israel (the "commercial bank") and are mainly released simultaneously with, and in amounts equal to, payments on account of the loan extended by the commercial bank to a foreign commercial bank (the "customer bank"). The commercial bank serves the customer bank as a source of financing for the purpose of the sale transaction with the Company.

                                                               ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004
-------------------------------------------------------------------------------


Note 4 - Long-Term Receivables, Net of Current Maturities (cont'd)

         A.       Consist of the following: (cont'd)

         (2) As at December 31, 2004 and 2003 - includes GVT, a Brazilian company, amounting to $ 86 million (including current maturity) and $ 85 million, respectively (see 4C below) and certain other customers whose indebtedness does not exceed $
                  3.5 million per customer as at December 31, 2004 and, $ 5 million as at December 31, 2003.

         (3) In the opinion of the Company's management, due to the nature of the customers and their activities, their financial performance, updated financial and business data, previous business relations and existing trade insurance as stated above, as well as provision for doubtful debts, the Company has limited risk exposure in relation to the long-term receivables.


         B.       Aggregate maturities are as follows:

                                                                   December 31
                                                                          2004
                                                                --------------
                                                                $ in thousands
                                                                --------------


         First year (current maturities)                              19,377
         Second year                                                   9,041
         Third year                                                    8,121
         Fourth year                                                  19,281
         Fifth year                                                   24,700
         Thereafter                                                  106,084
                                                                --------------

                                                                     186,604
                                                                ==============

         C.    1.    In 2000, the Company and a subsidiary (InnoWave) entered
                     into an agreement for the sale to Global Village Telecom
                     ("GVT"), a Brazilian company, of wireless local loop systems and services. Pursuant to the agreement, the Company agreed to grant GVT long-term financing for the purchase, comprising a line of credit of up to $168 million, based upon the progress of sales. This financing was granted in conjunction with credit made available to GVT by a group of other equipment vendors. The credit was to be repaid (in semi-annual payments) during the years
                     2004 through 2007. The interest payable under the line of credit was variable (ranging from LIBOR plus 6.5% to LIBOR plus 4.5%). As security for its obligations under the agreement, GVT granted the Company (together with three other major international suppliers) a charge on its license to operate its communications network in Brazil, together with additional security including shareholders' guarantees and charges on revenue and contracts.

                                                               ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004
-------------------------------------------------------------------------------


Note 4 - Long-Term Receivables, Net of Current Maturities (cont'd)

         C.       (cont'd)

                  2. As GVT's revenues were denominated in Brazilian currency and its vendor debt was in dollars, this negatively impacted its ability to maintain the debt repayment schedule, due primarily to a significant devaluation of the Brazilian currency relative to the dollar. Commencing December 2002, GVT defaulted in its payments to the Company. Accordingly, during 2002 and 2003, the Company recorded a provision for doubtful debts, in the amount of $34.0 million and $
                           6.6 million, respectively with respect to this debt.

                  3. Following extensive negotiations, agreements to reschedule GVT's debt repayments were signed on November 11, 2004 among GVT, its shareholders and its principal creditors, including the Company. These agreements, which closed on December 23, 2004, encompassed GVT's commercial debt to the creditors for the supply of equipment and services, the debt due under the convertible notes referred in Note 5B below and accumulated interest on the debts to the closing. As a precondition to the closing of these agreements, the sum of $5.4 million was paid to the Company. The main provisions of the agreements, as regards the Company, are:

                           o All the said debts were canceled and in place thereof GVT issued to the Company notes in the aggregate sum of approximately $163 million to be paid from 2005 through 2013 at variable rates of interest. Notes for an aggregate of $131 million will carry interest at rates varying from LIBOR plus 2.7% at commencement to LIBOR plus 12.4% in later years. Notes for an aggregate of $32 million will be interest free. The weighted average interest rate on the Notes will vary between LIBOR plus 1% at commencement and LIBOR plus 9% in later years.

                           o        The Company was granted warrants
                                    convertible, at no further consideration, into shares of GVT's parent company, equating to approximately 2.4% of its outstanding share capital.

                  4. According to SFAS No. 114 "Accounting by Creditors for Impairment of a Loan", the carrying amount of the said restructured debt is presented based on the present value of the expected future cash flows discounted at the debt 's original contractual interest rate which is LIBOR plus 6.5%.


                  See Note 22C.

                                                               ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004
-------------------------------------------------------------------------------


Note 5 - Investments

         Consist of the following:

                                                December 31        December 31
                                                       2004               2003
                                             --------------     --------------
                                             $ in thousands     $ in thousands
                                             --------------     --------------

         Affiliated companies (A)                   16,259            19,646
         Convertible notes (B)                           -             5,600
         Loans (C)                                   6,000                 -
         Other                                       4,507             3,670
                                             --------------     --------------

                                                    26,766            28,916
                                             ==============     ==============



         A.       Investments in affiliated companies are comprised of:


                                                December 31        December 31
                                                       2004               2003
                                             --------------     --------------
                                             $ in thousands     $ in thousands
                                             --------------     --------------

         Cost of shares                            28,223            28,223
         Accumulated losses                       (11,964)           (8,577)
                                             --------------     --------------

                                                   16,259            19,646
                                             ==============     ==============

         In December 2002, the company closed a transaction pursuant to which it transferred the VoIP and other activities, including certain related net assets with a book value of $ 19.6 million of the NGTS business, plus $10 million in cash, to NexVerse Networks, in exchange for approximately 43% (fully diluted 36%) of the shares of NexVerse valued at $ 22.8 million.

         The name of the company resulting from this transaction was changed to Veraz Networks and ECI's investment in Veraz has been accounted for by the equity method. According to the agreement, Veraz became an exclusive distributor of ECI's DCME products which are produced by the Company and sold to Veraz in accordance with the terms set in the agreement. In addition, the Company manufactures and sells to Veraz certain of its VoIP products.

         As a result of the transaction, the Company recorded in 2002 a loss in the amount of $ 10.8 million. This loss included the amount of $ 6.8 million related to loss from exchange of assets, $ 2.2 million from impairment of assets and $ 1.8 million (which was included in the cost of revenues) of inventory which, according to Veraz's business plan, were unlikely to be used. See Note 20B.

                                                               ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004
-------------------------------------------------------------------------------



Note 5 - Investments (cont'd)

       A.       Investments in affiliated companies are comprised of: (cont'd)

       Summarized financial information of an affiliated company is as follows:

                                                          2004              2003
                                                --------------    --------------
                                                $ in thousands    $ in thousands
                                                --------------    --------------

       BALANCE SHEET INFORMATION
       Current assets                                  65,832           69,907
       Total assets                                    72,345           76,064
       Current liabilities                             40,230           38,471
       Total liabilities                               43,355           39,165
       Shareholders' equity                            28,990           36,899

       STATEMENT OF OPERATIONS INFORMATION
       Revenues                                        48,612           42,784
       Gross profit                                    36,207           30,687
       Net loss                                        (7,996)          (7,430)

                                                               ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004
-------------------------------------------------------------------------------


Note 5 - Investments (cont'd)

         B.       Convertible notes

         In addition to the sale and financing agreement with GVT referred to in Note 4C, the Company made a loan of $ 27 million to GVT's parent company, GVT Holding NV, in return for convertible subordinated notes that carried interest at 5% per annum. The maturity date of the notes was in November 2003 and they carried the right to convert into marketable securities in certain circumstance. Conversion of the notes would not have given the Company significant influence in the said company. Due to significant concern regarding the financial ability of GVT Holding NV to repay the notes, during 2002, the Company included a provision in the amount of $ 18 million, as part of other expenses, to reflect an other than temporary decline in the value of this investment. In 2003, the Company recorded an associated $ 3.4 million charge, also in other expenses, for a further decline in the value of this investment, to reflect the expected outcome of then advanced discussions with GVT Holding NV with a view to restructuring this debt.

         Following extensive negotiations, agreements were signed on November 11, 2004 among GVT, its parent company and other shareholders, and its principal creditors, including the Company. These agreements, which closed on December 23, 2004, encompassed GVT's commercial debt to the creditors for the supply of equipment and services referred in Note 4C above, the debt due under the said convertible notes and accumulated interest on the debts to the closing. As a precondition to the closing of these agreements, the Company was paid the sum of $ 5.4 million.


         C.       Loans

         In December 2004, the Company signed a series of transactions with Chiaro Networks Ltd. ("Chiaro") a developer of infrastructure-class IP/MPLS routing platforms. The transactions consist of: (i) a loan agreement (ii) a call option agreement for the acquisition of Chiaro by the Company (iii) a distribution agreement.

         a) Loan agreement

                  Pursuant to the terms of the loan agreement, the Company provided two loans to Chiaro in the aggregate amount of $ 6 million. The first loan of $ 3 million bearing interest at an annual rate of LIBOR + 2.3%, will be payable in full 39 months from the closing date of the transaction.

                  The second loan of $ 3 million will bear interest at an annual rate of LIBOR + 2.3%, and will be payable in full 39 months from the closing date of the transaction. The Company may convert the second loan at any time into convertible preferred BB shares of Chiaro.

                  The loans are secured by a first-priority floating charge over substantially all of Chiaro's assets.

                                                               ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004
-------------------------------------------------------------------------------


Note 5 - Investments (cont'd)

         C.       Loans (cont'd)

         b) Call option agreement

                  Pursuant to the terms of the call option agreement, the Company has the option to acquire Chiaro under terms defined in the agreement. The term of the option is 37.5 months and it may be exercised within three defined 90-day exercise windows during its term.

         c)       Distribution agreement

                  Pursuant to the distribution agreement, the Company received exclusive, global distribution rights for Chiaro's products, for a period of 37.5 months from closing.



Note 6 - Property, Plant and Equipment

         Property, plant and equipment as of December 31, 2004 consists of the following:

                                     Freehold       Machinery                          Office       Leasehold           Total
                                     land and             and           Motor   furniture and    improvements
                                    buildings       equipment        vehicles       Equipment
                                  -----------     -----------     -----------     -----------    ------------     -----------
                                  $ thousands     $ thousands     $ thousands     $ thousands     $ thousands     $ thousands
                                  -----------     -----------     -----------     -----------    ------------     -----------

         COST
         Balance at
          beginning of year           56,944         183,341           7,897           9,485          13,381         271,048
         Additions                       314          22,566             165             226             666          23,937
         Disposals                         -          29,498           2,278           2,929             962          35,667
                                  -----------     -----------     -----------     -----------     -----------     -----------
         Balance at end
          of year                     57,258         176,409           5,784           6,782          13,085         259,318
                                  -----------     -----------     -----------     -----------     -----------     -----------

         ACCUMULATED
          DEPRECIATION AND
          AMORTIZATION
         Balance at
          beginning of year            7,653         121,871           5,121           7,067          10,279         151,991
         Additions                     1,094          18,368           1,009             474           1,767          22,712
         Disposals                         -          29,410           2,142           2,436             750          34,738
                                  -----------     -----------     -----------     -----------     -----------     -----------
         Balance at end
          of year                      8,747         110,829           3,988           5,105          11,296         139,965
                                  -----------     -----------     -----------     -----------     -----------     -----------

         Net book value at
          December 31, 2004           48,511          65,580           1,796           1,677           1,789         119,353
                                  ===========     ===========     ===========     ===========     ===========     ===========

         Net book value at
          December 31, 2003           49,291          61,470           2,776           2,418           3,102         119,057
                                  ===========     ===========     ===========     ===========     ===========     ===========


         Regarding pledge, see Note 14.

                                                               ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004
-------------------------------------------------------------------------------


Note 7 - Software Development Costs, Net

         Capitalization and amortization of software development costs during the years ended December 31, 2004, and 2003 is comprised as follows:

                                                                                        December 31        December 31
                                                                                               2004               2003
                                                                                     --------------     --------------
                                                                                     $ in thousands     $ in thousands
                                                                                     --------------     --------------
         Balance at beginning of year                                                       16,289            20,082
         Capitalization of software development costs during the year                       11,151            11,364
         Amortization and write-offs during the year                                       (13,005)          (15,157)
                                                                                     --------------     --------------

                                                                                            14,435            16,289
                                                                                     ==============     ==============


Note 8 - Goodwill

         Consist of the following:
                                                                                        December 31        December 31
                                                                                               2004               2003
                                                                                     --------------     --------------
                                                                                     $ in thousands     $ in thousands
                                                                                     --------------     --------------
         Goodwill (1)                                                                        1,039             1,039

         (1)      Original amount                                                          139,137            139,137
                  Amortization and write down due to decline in value                     (138,098)         (138,098)
                                                                                     --------------     --------------

                                                                                             1,039             1,039
                                                                                     ==============     ==============


Note 9 - Long-Term Liabilities

         A.       Loans
                                                                                       December 31        December 31
                                                                                               2004               2003
                                                                                     --------------     --------------
                                                                                     $ in thousands     $ in thousands
                                                                                     --------------     --------------

         Long-term loans *                                                                  30,000            60,000
         Less - current maturities                                                          30,000            30,000

                                                                                     --------------     --------------

                                                                                                 -            30,000
                                                                                     ==============     ==============

         * The loans carry an annual interest rate of LIBOR plus 2% (the LIBOR interest rate at December 31, 2004 and 2003 is 2.56% and 1.2%, respectively), and are repayable quarterly. According to the loan agreement, the Company repaid an amount of $ 30 million during the current period. See Note 14 (for assets pledged) and Note 22B.

                                                               ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004
-------------------------------------------------------------------------------


Note 9 - Long-Term Liabilities (cont'd)

         B.       Other liabilities

                                                    December 31      December 31
                                                           2004             2003
                                                 --------------   --------------
                                                 $ in thousands   $ in thousands
                                                 --------------   --------------

         Provision for claim (see Note 11A(5))               -           6,000
         Other liabilities                                   -              15
                                                 --------------   --------------

                                                             -           6,015
                                                 ==============   ==============


Note 10 - Liability for Employee Severance Benefits, Net

         A. Employees of the Company and of its consolidated subsidiaries in Israel (Israeli companies)

         Under Israeli law and labor agreements, the Israeli companies are required to make severance and pension payments to their retired or dismissed employees and to employees leaving employment in certain other circumstances.

         1. The liability in respect of most of its non-senior employees is discharged by participating in a defined contribution pension plan and making regular deposits with a pension fund. The liability deposited with the pension fund is based on salary components as prescribed in the existing labor agreement. The custody and management of the amounts so deposited are independent of the companies and accordingly such amounts funded (included in expenses on an accrual basis) and related liabilities are not reflected in the balance sheet.

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

         3.       As to the union employees of Tadiran Telecommunication Ltd.
                  (TTL) who are covered by the labor agreements which were in force in TTL, the Company's liability for severance pay is in accordance with such labor agreements.

                  If the Company terminates the employment of these employees up to 2011, they are entitled to additional benefits. After that time, the employees will no longer be eligible for such benefits.

         4. The expenses in respect of severance and pension pay (not including expenses in restructuring) for the years ended December 31, 2004, 2003 and 2002 are $ 4,008, $ 5,593 thousand and $8,869 thousand respectively.

                                                               ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004
-------------------------------------------------------------------------------


Note 10 - Liability for Employee Severance Benefits, Net (cont'd)

         A. Employees of the Company and of its consolidated subsidiaries in Israel (Israeli companies) (cont'd)

         5. Company's liability for termination of the employer-employee relationship is composed as follows: 2004 2003

                                                    December 31      December 31
                                                           2004             2003
                                                 --------------   --------------
                                                 $ in thousands   $ in thousands
                                                 --------------   --------------

                  Provision for severance pay           50,943           50,658
                  Amounts funded including
                     accumulated income                 25,182           24,431
                                                 --------------   --------------

                                                        25,761            26,227
                                                 ==============   ==============


                  Withdrawals from the funds may be made only for the purpose of disbursement of severance pay.


         B.       Employees of U.S. consolidated subsidiaries (U.S. companies)

         The subsidiaries sponsor a section 401(K) defined contribution plan or 401(A) plan which permits its employees to invest up to certain amounts of their compensation (subject to limitation by Internal Revenue Service Regulations) on a pretax basis in certain self-directed investment programs. The subsidiaries may, at the discretion of the Board of Directors, make contributions to the plan. Company contributions with respect to this plan were $ 244 thousand, $ 499 thousand and $ 588 thousand in 2004, 2003 and 2002, respectively.


         C.       Employees in the rest of the world

         The provision for severance pay includes amounts related to employees in countries other than Israel and the U.S. and are calculated in accordance with the rules of the country in which they operate.


Note 11 - Commitments and Contingencies

         A.       Claims and potential claims

         1. Following the reduction in workforce (see Note 19), in accordance with the reorganization plan of the Company, claims and demands for higher amounts of severance pay were submitted by certain former employees. Management of the Company believes, based on the opinion of its legal advisors, that the effect, if any, of the results of such claims and demands on the financial position of the Company and the results of its operations, will be immaterial and the provisions which are included in the financial statements in respect thereof are appropriate and sufficient.

         2. The Company conducts negotiations from time to time with international technology companies ("technology companies") regarding allegations that it is using certain patents owned by the technology companies in its products. Although the Company cannot assess each negotiation for its merit, it estimates that any settlement, if needed, will not have a material adverse effect on the Company's financial position or results of operations.

                                                               ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004
-------------------------------------------------------------------------------


Note 11 - Commitments and Contingencies (cont'd)

         A.       Claims and potential claims (cont'd)

         3. In December 1999, an agreement was signed with SCI Systems ("SCI") for the sale of a plant which manufactures electronic components. SCI is one of the largest manufacturers of electronic components in the world. As part of the agreement, SCI will, for several years to come, be the subcontractor for part of the manufacturing activities of the Company, on a cost plus basis.

                  The Company is in dispute with SCI as to the interpretation of certain aspects of the agreement, such as volume commitments; discount terms for large orders; the minimum size of orders; timing; untimely payments etc. The dispute was referred to an arbitrator in December 2002. In April 2003, SCI submitted claims in an aggregate amount of $ 30 million.

                  The Company rejected the allegations made against it and filed a claim against SCI in an amount of $ 50 million.

                  Since the arbitration began, the parties have appointed an independent mediator in an additional attempt to settle this dispute.

                  In the opinion of the Company's legal counsel, since the defense arguments of SCI have not yet been thoroughly studied and the inquiries regarding the facts relating to the allegations have not yet been completed, it is not possible, at this early stage of the proceedings, to evaluate the chances of the Company's claim as well as the chances of SCI's claim.

                  In the opinion of Management, the arbitrator's decision will not have a material adverse effect on the Company's financial position or results of its operation.

         4. Several claims have been submitted against the Company and against consolidated subsidiaries, resulting from ordinary business operations inter alia, for using patents owned by others. The Company's Management based mainly on opinions of its legal advisors, believes that the effect, if any, of the results of such claims on the financial position of the Company and the results of its operations will be immaterial and the provisions which are included in the financial statements in respect thereof are appropriate and sufficient.

                                                               ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004
-------------------------------------------------------------------------------


Note 11 - Commitments and Contingencies (cont'd)

         A.       Claims and potential claims (cont'd)

         5. In October 1997, an investigation was commenced by the Israeli Comptroller of Restrictive Trade Practices ("comptroller") regarding alleged price fixing and non-competitive practices among Tadiran Telecommunications Ltd. ("TTL"), Tadiran Ltd (Tadiran was the parent company of TTL) and Telrad Telecommunications and Electronics Industries Ltd., a subsidiary of Koor Industries Ltd. (a significant shareholder of the Company and Tadiran Ltd.).

                  In the 1999 merger agreement between the Company and TTL, Tadiran Ltd. had agreed to indemnify the Company for damages above $6 million.

                  In the third quarter of 2004, the Company was informed that the comptroller has ceased the investigation without taking any action against the Company. Accordingly, a provision in the amount of $6 million that was recorded at the time of the acquisition of TTL was reversed and recorded as other income.

         6. In September 2004, following the completion of the investigation by the comptroller mentioned above, a claim was filed against Bezeq (Israel's national telecommunications provider), Koor, TTL, Tadiran and Telrad in the District Court of Tel Aviv-Jaffa. Attached to the claim was a request for certification thereof as a class action, brought in the name of all Bezeq customers against the aforesaid companies, including the Company, in an amount of $ 396 million.

                  Management of the Company believes, in light of the advice of its legal counsel, that the allegations against the Company are without merit and therefore no provision was recorded in respect thereto in the financial statements.


         B.       Lease commitments

         The Company and its consolidated subsidiaries have entered into several operating lease agreements in Israel and abroad. The agreements expire on various dates from 2004 to 2011 (some of which have renewal options) and are in local currencies or linked to the dollar or to the Israeli Consumer Price Index.

         Future minimum annual rent payments to which the Company and its subsidiaries are committed under the above leases, at rates in effect at December 31, 2004, are as follows:

         Year ending December 31                                $ in thousands
         -----------------------                                --------------

         2005                                                           6,770
         2006                                                           5,435
         2007                                                           4,750
         2008                                                           3,942
         2009 and thereafter                                            4,821

         As to rent expense under the Company's leases, see Note 17N.

                                                               ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004
-------------------------------------------------------------------------------


Note 11 - Commitments and Contingencies (cont'd)

         C.       Royalty commitments

         1. The Company is committed to pay royalties to the Government of Israel on proceeds from sale of products in the Research and Development of which the government participated by way of grants. The royalties are computed mainly at the rates of 3.5% of the aggregated proceeds from sale of such products, up to the amount not exceeding 100% of such grants. As at December 31, 2004, the maximum possible future commitment of the Company is approximately $ 137 million (excluding interest).

         2. The Company is committed to pay royalties to certain parties whose products, patents or technology are incorporated in certain products of the Company. Such royalties are based on sales of systems or a family of products incorporating such products, patents or technology and are paid based either on a fixed rate, a price per unit sold or as a rate of the system or the family of products sale price.


         D.       Financial instruments

         (1)      Derivative financial instruments

                  The Company has significant international sales transactions in foreign currencies and has a policy of hedging forecasted and actual foreign currency risk with forward foreign exchange contracts and purchased and written options. The Company's forward foreign exchange contracts and purchased options are primarily denominated in Euro, Pounds Sterling and NIS and are for periods consistent with the terms of the underlying transactions, generally one year or less. Derivative instruments are employed to eliminate or minimize certain foreign currency exposures that can be identified and quantified. The Company was exposed to but realized no losses from non-performance by counter parties on these derivatives.

                  The Company uses foreign currency forward contracts designated as fair value hedges to protect against the foreign currency exchange rate risks related to the remeasurement of firm sales commitments and recognized assets such as accounts receivable. Changes in the fair value of these derivatives are recognized in operations as offsets to the changes in the fair value of the related assets or liabilities.

                  The Company uses a combination of forwards and purchased and written options designated as cash flow hedges to protect against the foreign currency exchange rate risks inherent in its forecasted revenue denominated in currencies other than the U.S. dollar. The Company's cash flows hedges mature generally within less than a year. For derivative instruments that are designated and qualify as cash flow hedges, the effective portions of the gain or loss on the derivative instruments are initially recorded in accumulated other comprehensive income (loss) as a separate component of shareholders' equity and subsequently reclassified into operations in the period during which the hedged transactions is recognized operations. The ineffective portion of the gain or loss is reported in financial income or expenses immediately. The effective portion of cash flow and foreign currency hedges is reported in the same financial statement line item as the changes in value of the hedged item. For foreign currency option and forward contracts designated as hedges, hedge effectiveness is measured by comparing the cumulative change in the hedge contract with the cumulative change in the hedged item, both of which are based on forward rates.

                                                               ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004
-------------------------------------------------------------------------------


Note 11 - Commitments and Contingencies (cont'd)

         D.       Financial instruments (cont'd)

         (1)      Derivative financial instruments (cont'd)

                  The Company uses variable-rate debt to finance its operations. The debt obligations expose the Company to variability in interest payments due to changes in interest rates. Management believes that it is prudent to limit the variability of a portion of its interest payments. To meet this objective, management enters into interest rate swap agreements to manage fluctuations in cash flows resulting from interest rate risk. These swaps change the variable-rate cash flow exposure on the debt obligations to fixed cash flows. Under the terms of the interest rate swaps, the Company receives variable interest rate payments and makes fixed interest rate payments thereby creating the equivalent of fixed-rate debt.
                  Changes in the fair value of interest rate swaps designated as hedging instruments that effectively offset the variability of cash flows associated with variable-rate, long-term debt obligations are reported in accumulated other comprehensive income (loss). These amounts subsequently are reclassified into interest expense as a yield adjustment of the hedged interest payments in the same period in which the related interest affects earnings.

                  Other derivatives not designated as hedging instruments under SFAS No. 133 consist primarily of purchase and written options used to hedge foreign currency cash flows. For derivative instruments not designated as hedging instruments under SFAS No. 133, changes in the fair values are recognized in operations in the period of change.

                  Fair value hedging transactions
                  -------------------------------

                  As at December 31, 2004, the Company had entered into 42 currency forward contracts, as a hedge against sales contracts receivable and firm commitments, as follows:

                  Obligation to sell Euro 22.6 million for a total amount of US$ 27.2 million. Obligation to sell Pounds Sterling 2.6 million for a total amount of US$ 4.6 million. Obligation to sell NIS 5.7 million for a total amount of US$ 1.3 million.

                  Since the effect of the fluctuations in foreign currency exchange rates is set off against the effect on the hedged sales agreements, the Company does not have any exposure to exchange rate differentials in this connection.

                  As at December 31, 2004, the fair value of the fair value hedging transaction is credit US$ 5.4 million.

                                                               ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004
-------------------------------------------------------------------------------


Note 11 - Commitments and Contingencies (cont'd)

         D.       Financial instruments (cont'd)

                  Anticipated cash flow hedging transactions
                  ------------------------------------------

                  As at December 31, 2004, the Company had entered into forward exchange contracts and also purchased and written options as hedges for currency exchange rates for various periods of time. These transactions constitute a future cash flow hedge for sales agreements and for the anticipated backlog of orders.

                  As at December 31, 2004, the Company had entered into 156 hedge transactions and strategies in respect of anticipated sales amounting to 218.9 million Euro, 16.7 million Pounds sterling and $ 1.3 million in other currencies.

                  The hedge transactions strategies are shown in the balance sheet at fair value. The fair value of future transactions is based on future exchange rates, as quoted at the balance sheet date.

                  As at December 31, 2004, the fair value of the cash flow hedging transaction is credit US$ 13.1 million.

                  Payroll expenses
                  ----------------

                  As at December 31, 2004, the Company had entered into 11 future cash flow hedge transactions and strategies in respect of payroll expenses amounting to NIS 46.5 million.

                  As at December 31, 2004, the fair value of the cash flow hedging transaction is debit US$ 0.1 million.

                  The Company had net realized foreign currency exchange losses from all hedge transactions of $ 11.0 million, $ 6.9 million and $ 1.5 million in 2004, 2003 and 2002, respectively.

                  Comprehensive income (loss) for the year ended December 31, 2004 includes an unrealized loss of $ 8.3 million relating to the above hedge transactions. As of December 31, 2004 the net unrealized loss on financial instruments is $ 15.0 million. This amount is expected to appear in the statement of operations for the year ended December 31, 2005.

                  Interest rate cash flow risk
                  ----------------------------

                  Interest expense for the years ended December 31, 2004, 2003 and 2002, includes net losses in the amount of $ 294 thousand, $ 502 thousand and $ 522 thousand, respectively, arising from the difference between the fixed interest rate in the interest rate swap agreements and the variable interest rate on the hedged debt obligation.

                  Non-hedging transactions
                  ------------------------

                  The financing expenses include a loss of $ 0.2 million, $ 2.0 million and $ 1.5 million for the years ended December 31, 2004, 2003 and 2002, respectively. This amount reflects the change in the exercise rate of the foreign currency between the future exercise rate and the rate prevailing at the balance sheet date deriving from the time value factor, which is not considered as being for hedging purposes.

                                                               ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004
-------------------------------------------------------------------------------


Note 11 - Commitments and Contingencies (cont'd)

         D.       Financial instruments (cont'd)

         (2)      Concentration of credit risks

                  Financial instruments which expose the Company to risks of credit concentration, include cash, deposits, currency hedging transactions, trade and other receivables. The cash and deposits as well as the hedging transactions are deposited and/or executed through a number of established financial institutions. These financial institutions are located in Israel, the USA and Europe. The policy of the Company is to avoid the risk of making deposits with one financial institution. The Company frequently evaluates the amounts and volume of the transactions executed with each one of the said financial institutions. The exposure in respect of credit to customers is limited due to the large number of customers and their geographical spread as well as the provision for doubtful debts in the financial statements. As to the long-term deposits and customer debts see Note 4. Management of the Company believes that the credit risk is limited since the customers are large suppliers of communications services operating in countries in which this sector is anticipated to grow.

         (3)      Fair value of the financial instruments

                  Management estimates that the fair value of the financial instruments is not materially different from the amounts included in the financial statements. In its determination of fair value, management used certain estimates, as described below, which do not necessarily indicate amounts which are recoverable in current market trading.

                  - Cash and cash equivalents, short-term investments, trade receivables, other receivables, trade payables, other payables and advances from customers:

                      The book value is the same as the fair value due to the short realization period and/or repayment date of these instruments.

                  -   Long-term receivables and liabilities:

                      The book value is not materially different from the fair value since the Company's interest rates on its long-term liabilities or receivables are not materially different from those indicated in respect of the assets and liabilities as at the balance sheet date.


         E.       Capital expenditure commitments

         The Company in Israel incurs capital expenditures pursuant to "Approved Enterprise" programs. At December 31, 2004, the Company is not committed to invest pursuant to existing programs. However, the Company submitted a request to the Investment Center to approve new investment plans at the value of $ 15.5 million. Approval and completion of such investment programs will provide tax benefits in the future (see Note 15A2).

                                                               ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004
-------------------------------------------------------------------------------


Note 11 - Commitments and Contingencies (cont'd)

         F.       Purchase commitments

         At December 31, 2004, the Company has commitments, in the aggregate amount of $ 64.7 million, covering, primarily, the purchase of materials as well as, to a lesser extent, for the acquisition of equipment (December 31, 2003 - $ 68.9 million).


         G.       Guarantees

         1. The Company maintains certain third-party guarantees (primarily with banks) to support its performance obligations under customer contracts and other contracts that can be demanded in case of material breach of contracts. As at December 31, 2004, these guarantees approximated $ 17,043 thousand.

         2. The Company also maintains other third-party guarantees (primarily with insurance companies). As at December 31, 2004, these guarantees approximated $ 9,671 thousand.


         H.       Commitments

         1. In November 2001, the Company sold its information technology unit ("IT") to EDS and signed a five-year outsourcing contract with EDS. Under the agreement, EDS assumed all the IT operations and is required to supply maintenance, support and development services during the term of the agreement, for a sum of between $ 15 and $ 18 million, per year. In 2003 a new five-year agreement replacing the previous agreement was signed with effect through 2007. The Company undertook to pay EDS $ 11.8 million in 2003 and amounts between $ 7.8 million and $ 8.8 million in 2004-2007 (in 2004 the Company paid to EDS $ 8.8 million).
                  In addition, for the years ended December 31, 2004 and 2003, the Company paid EDS $ 3 million and $ 2.2 million, respectively, for additional services.

         2. The Company has an obligation to indemnify the purchasers of certain activities and/or the purchasers of subsidiaries at rates which are stipulated in the sales agreement, should the purchasers be forced to discharge former employees of TTL during a period up to 2011 (see Note 10A(3)) and, therefore, to pay increased severance benefits.

                  In the opinion of Company management, the provisions for future indemnification, as stated, which are included in the financial statements, are proper and adequate.

                                                               ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004
-------------------------------------------------------------------------------


Note 11 - Commitments and Contingencies (cont'd)

         H.       Commitments (cont'd)

         3. If the Company dismisses any of the remaining unionized employees who joined from TTL by 2011, it is committed to pay them increased severance benefits or early retirement pensions, depending on age and seniority (see Note 10A(3)). As at December 31, 2004, the maximum amount payable as a result of this commitment is $ 15.8 million. Management does not expect to dismiss the said employees and therefore no provision in respect thereof has been included in the financial statements.

         4.       Commitments to indemnify directors and officers

                  In August 2001, the Board of Directors of ECI resolved to grant ECI's directors and officers at the level of vice president and above, who may serve from time to time, indemnification to the fullest extent permitted by law and approved the form of indemnification letter provided to each such director and officer. The Company has undertaken to indemnify its directors and officers for financial obligations and reasonable litigation costs imposed on them in connection with their duties. The undertaking is limited to categories of events set forth in the indemnification letter and to an amount of $ 15 million per director and officer, per case.

                  The prospective indemnification and form of indemnification letter were approved by the shareholders of ECI.

                  In July 2002, the audit committee and the Board of Directors of ECI resolved, subject to shareholders approval, to raise the amount of the aforesaid undertaking to a limit of $ 30 million per director per case, but not more than a commitment of $ 225 million in the aggregate for all persons to be indemnified. The aforesaid changes were approved by ECI's shareholders.


Note 12 - Shareholders' Equity

         A.       Authorized, issued and outstanding shares

                                                           Authorized
                                                ------------------------------
                                                December 31        December 31
                                                       2004               2003
                                                -----------        -----------
                                                      Number of shares
                                                ------------------------------

         NIS 0.12 par value per share          200,000,000       200,000,000
                                               ============      ============

         1. The Company's shares (NIS 0.12 par value each) are traded in the United States on the over the counter market and are listed on the Nasdaq Stock Market.

         2. For details of the issued share capital and treasury stock, see Statement of Changes in Shareholders' Equity.

                                                               ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004
-------------------------------------------------------------------------------


Note 12 - Shareholders' Equity (cont'd)

         A.       Authorized, issued and outstanding shares (cont'd)

         3. On December 6, 2001, a private placement agreement was signed with a group of investors in respect of 12.5% of the issued share capital of the Company. The investors paid an amount of $ 50 million to the Company for the shares received. Part of the shares allotted to the investors were the balance of the Company's shares held as Treasury stock.

         4. Pursuant to a service agreement with one of the Company's directors, the Company issued to him in 2004, 2003 and 2002, 1,653, 5,650 and 3,940 Ordinary shares, respectively.


         B.       Dividends

         According to the Israeli corporate laws, dividends may be paid by the Company only out of accumulated earnings, or out of net income, in two consecutive years. See Note 15A(2).


         C.       Share incentive and stock option plans

         1.       ECI Plan

         a. The Company's current stock option plans are the ECI Telecom Ltd. Key Employee Share Incentive Plan 1991 and the ECI Telecom Ltd. Employee Share Incentive Plan 2002 (together the "ECI Plans"), which were adopted by the shareholders at the Annual General Meetings held respectively on August 29, 1991 and November 19, 2002. The ECI Plans will expire on December 31, 2012.

                  The ECI Plans provide that options may be granted to any employee, director, consultant or contractor of the Company pursuant to (a) one or more sub-plans designed to benefit from the provisions of Section 102 of the Israeli Income Tax Ordinance (New Version) 1961 and (b) any other share incentive plan approved by the Board of Directors of the Company.

                  Under the terms of the ECI Plans, as of December 31, 2004, the Company is authorized to grant options for a total of 29,760,700 shares, subject to anti-dilution adjustment. The option awards are personal and non-assignable and terminate automatically upon termination of employment (except for approved retirement or termination caused by death or disability or as otherwise approved by the Board of Directors or its Remuneration Committee).

                                                               ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004
-------------------------------------------------------------------------------


Note 12 - Shareholders' Equity (cont'd)

         C.       Share incentive and stock option plans (cont'd)

         1.       ECI Plan (cont'd)

                  Grants during the reporting period

                  The Company granted options to its employees and managers, as follows:

                  On March 4, 2004, the Company granted 70,896 share options at an exercise price of $ 6.80 per share.

                  On April 21, 2004, the Company granted 2,439,500 share options at an exercise price of $ 5.90 per share.

                  On May 10, 2004, the Company granted 400,000 share options at an exercise price of $ 5.42 per share.

                  On July 1, 2004, the Company granted 400,000 share options at an exercise price of $ 6.91 per share. The share options vest as follows: 200,000 options vest over 4 years, 6.25% on the last day of each quarter during 16 quarters. Additional 200,000 options vest over 5 years, 5% on the last day of 20 quarters.

                  On August 23, 2004, the Company granted 82,000 share options at an exercise price of $ 6.56 per share.

                  In September 2004, the Company's shareholders approved the grant by the Company of an aggregate of 79,452 share options to two directors. One grant was of 52,452 share options at an exercise price $2.89 per share of which one-third vested in September 2004 and remaining two thirds vest in July 2005 and July 2006, respectively. The other grant was of 27,000 share options at an exercise price $6.56 per share, of which fifty percent vest in March 2005 and March 2006, respectively.

                  On November 16, 2004, the Company granted 125,000 share options at an exercise price of $ 7.95 per share.

                  On December 9, 2004, the Company granted 60,000, share options at an exercise price of $ 8.13 per share.

                                                               ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004
-------------------------------------------------------------------------------


Note 12 - Shareholders' Equity (cont'd)

         C.       Share incentive and stock option plans (cont'd)

         1.       ECI Plan (cont'd)

                  Unless otherwise stated, the majority of the share options mentioned above vest as follows: 12.5% after six months and 6.25% on the last day of each following quarter over a period of 14 quarters.

                  None of the above share options were granted at exercise prices below the market price on the date of the grant.

                  Following approval by the board of directors and audit committee, the Company's shareholders approved adjustments to the terms of outstanding stock option awards, in order to preserve the aggregate intrinsic value of such stock options in light of the distribution to shareholders of 7.6 million of the Company's shares in ECtel Ltd. (See Note 21B). On April 30, 2004, immediately prior to the ex-dividend date for the distribution of the ECtel shares, the closing market price of the Company's shares on Nasdaq was $5.60 per share. As a result of the proposed distribution, the opening market price on the business day immediately following, May 3, 2004, was adjusted to $5.36 per share, a reduction of $0.24 per share, or 4.305%. The main provisions of the adjustments are set forth below and applied to stock options granted prior to May 3, 2004:

                  o The exercise price of outstanding stock options granted at an exercise price of less than $5.60 per share, was reduced by 4.305% and rounded upwards to a whole cent.

                  o The exercise price of outstanding stock options granted at an exercise price of, or in excess of, $5.60 per share, was reduced by $0.24 per share.

                  o Additional 462,939 stock options were granted to employees, directors or consultants of the Company who, on May 3, 2004, held stock options with an exercise price of less than $5.60 per share. The number of additional stock options equated to approximately 4.5% of the said stock options held by such grantees at May 3, 2004. The additional stock options are exercisable at a price per share equivalent to the new, reduced exercise price of the original stock options, and in the same proportions and will expire on the same dates as the original stock options.

                  There was no accounting consequence for the above changes made to the exercise price and the number of shares, since the above adjustments meet the criteria set forth in FIN 44, "Accounting for Certain Transactions involving Stock Compensation (an interpretation of APB Opinion No. 25)" as follows:

                  a. The aggregate intrinsic value of the award immediately after the change was not greater than the aggregate intrinsic value of the award immediately before the change.

                  b. The ratio of the exercise price per share to the market value per share was not reduced.


                  During the reporting period, 1,353,765 options were exercised.

                                                               ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004
-------------------------------------------------------------------------------


Note 12 - Shareholders' Equity (cont'd)

         C.   Share incentive and stock option plans (cont'd)

         1.   ECI Plan (cont'd)

         b.   Stock options under the ECI Plans are as follows:

                                                                                2004               2003               2002
                                                                    ----------------   ----------------   ----------------
                                                                    Number of shares   Number of shares   Number of shares
                                                                    ----------------   ----------------   ----------------
              Total number authorized at beginning of year               29,760,700         26,760,700         14,760,700
              Increase in number authorized during year                           -          3,000,000        12,000,000
              Options unexercised at beginning of year                  (19,067,545)       (12,349,747)      (12,087,850)
              Exercised till beginning of year                           (2,129,800)        (2,028,982)       (2,028,982)
              Granted during year (*)                                    (4,154,481)       (10,523,271)         (780,000)
              Cancelled during year                                       2,429,077          3,704,655           518,103
                                                                    ----------------   ----------------   ----------------

              Authorized for future grant at end of year                  6,837,951          8,563,355        12,381,971
                                                                    ================   ================   ================

              Exercised during the year **                                1,353,765            100,818                 -
                                                                    ================   ================   ================

              ** Average price of options exercised
                  during year (in US$)                                         1.83              2.62                 -
                                                                    ================   ================   ================


              Options unexercised at end of year                         19,439,184         19,067,545        12,349,747
                                                                    ================   ================   ================

              Options may be exercised as follows (1):
              First year or thereafter                                   16,840,697         16,540,199        11,997,247
              Second year or thereafter                                   1,328,180          1,911,858           147,500
              Third year or thereafter                                    1,270,307            615,488           205,000
                                                                    ----------------   ----------------   ----------------

                                                                         19,439,184         19,067,545        12,349,747
                                                                    ================   ================   ================


              (*) Including grants as a result of distribution of ECtel's shares (see C1 and Note 21B).

                                                               ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004
-------------------------------------------------------------------------------


Note 12 - Shareholders' Equity (cont'd)

         C.    Share incentive and stock option plans (cont'd)

         1.    ECI Plan (cont'd)

         b.    Stock options under the ECI Plans (cont'd)

              (1)   To be paid in NIS based on the rate of exchange of the dollar on the date of payment as follows:

                                                                      2004               2003               2002
                                                          ----------------   ----------------   ----------------
                    Dollars per Share (*)(**)             Number of shares   Number of shares   Number of shares
                                                          ----------------   ----------------   ----------------

                    Zero                                        2,518,982          2,942,728                 -
                    1.26 - 3.04                                 2,213,569          2,587,619           650,000
                    3.11                                        4,673,266          5,124,326                 -
                    3.12 - 8.13                                 4,102,460            598,334           798,600
                    13.76 - 20.76                                 748,991          1,134,842         1,443,016
                    23.76 - 26.14                                 176,500            183,500           269,000
                    26.42                                       3,075,356          3,985,054         5,630,531
                    27.27 - 29.29                               1,295,610          1,792,292         2,705,950
                    29.76 - 39.76                                 634,450            718,850           852,650
                                                          ----------------   ----------------   ----------------

                                                               19,439,184         19,067,545        12,349,747
                                                          ================   ================   ================

              (*) The dollars per share exercise range figures were adjusted as a result of distribution of ECtel's shares (see C1 and Note 21B).
              (**) As of December 31, 2004, the weighted average exercise price was $ 10.34 and the weighted average remaining contractual life of outstanding options was 7.1 years.

         2.       Fair value method

         a.       In October 1995 the Financial Accounting Standards Board
                  (FASB) issued SFAS 123 "Accounting for Stock-based Compensation" which establishes financial accounting and reporting standards for stock-based compensation plans. The statement defines a fair value based method of accounting for an employee stock option.

                  As required by SFAS 123, the Company has determined the weighted average fair value per option of stock-based arrangements grants during 2004, 2003 and 2002 to be $ 3.4, $
                  1.7 and $ 2.2, respectively. The fair values of stock based compensation awards granted were estimated using the "Black - Scholes" option pricing model with the following assumptions.

                                       Option        Expected          Risk free
                  Year of grant          Term      volatility      interest rate
                  -------------       -------      ----------      -------------

                  2004                     5              72              2.00%
                  2003                     5              70              1.00%
                  2002                     5             105              1.50%

                                                               ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004
-------------------------------------------------------------------------------


Note 12 - Shareholders' Equity (cont'd)

         C.       Share incentive and stock option plans (cont'd)

         2.       Fair value method (cont'd)

         b. Had the compensation expenses for stock options granted under the Company's stock option plans been determined based on fair value at the grant dates consistent with the method of SFAS 123, the Company's net income (loss) and net income
                  (loss) per share would have been as follows:


                                                                                        For the year ended December 31
                                                                                ---------------------------------------------
                                                                                    2004              2003               2002
                                                                                --------       -----------        -----------
                                                                                   $ in thousands, except per share amounts
                                                                                ---------------------------------------------

                  Net income (loss), as reported                                 10,153           (71,040)          (162,468)
                  Add:     Stock-based employee compensation
                            expenses included in reported net
                            income (loss), net of related tax
                            effects                                               1,650             3,568                286
                  Deduct:  Total stock-based employee
                            compensation expense determined
                            under the fair value based method
                            for all awards, net of related
                            tax effects                                         (10,072)          (23,450)           (59,930)
                                                                                --------       -----------        -----------

                  Pro Forma net income (loss)                                     1,731           (90,922)          (222,112)
                                                                                ========       ===========        ===========

                  Basic earnings (loss) per share ($):
                   - as reported                                                  0.09              (0.65)            (1.54)
                   - pro forma                                                    0.02              (0.84)            (2.10)

                  Diluted earnings (loss) per share ($):
                   - as reported                                                  0.09              (0.65)            (1.54)
                   - pro forma                                                    0.01              (0.84)            (2.10)


         3.       Employee Stock Purchase Plans ("ESPP")

         In July 2000, the ECI Telecom Ltd. 2000 Employee Stock Purchase Plans were approved. Under the ESPP plan all employees were permitted to purchase shares at a price equal to 85% of the lower of the fair market value at the beginning or end of each offering period.

         Under the ESPP, the Company sold to its employees during 2003 and 2002 418,983 and 775,123 ordinary shares of the Company (which, in 2001 were previously treasury stock), respectively. The ESPP plan is no longer in effect.

                                                               ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004
-------------------------------------------------------------------------------


Note 13 - Balances in Currencies Other Than the Dollar

                                               December 31, 2004                                December 31, 2003
                                     ---------------------------------------------- --------------------------------------------
                                      Israeli                         Foreign        Israeli                            Foreign
                                     currency                         currency      currency                           currency
                                     -------- ------------------------------------- --------  ---------------------------------
                                                           Pounds                                             Pounds
                                                  Euro   Sterling    Others                         Euro    Sterling     Others
                                              --------  ---------  --------                   ----------  ----------  ---------
                                                                     $ in thousands
-------------------------------------------------------------------------------------------------------------------------------
Assets
Trade receivables                     18,838    35,161      5,285     1,346           11,613      48,343         997      1,390
Other current assets (include
 discontinued operations)             23,460    10,630      1,162     2,068           26,262       5,123       5,945      4,253
Long-term deposits and marketable
 securities                           14,870         -          -         -           18,282           -           -          -
Asses held for severance benefits     25,182         -          -         -           24,431           -           -          -
                                     -------  --------  ---------  --------         --------   ---------    --------   --------
                                      82,350    45,791      6,447     3,414           80,588      53,466       6,942      5,643
                                     =======  ========  =========  ========         ========   =========    ========   ========

Liabilities
Trade payables                        32,471     8,305        186     1,269           27,985       3,909         195      2,462
Other current liabilities (include
 discontinued operations)             23,297    17,111      3,775     1,403           36,621       6,571       3,057      4,553
Liabilities for employee severance
 benefits                             50,514         -          -       190           50,024           -           -         65
                                     -------  --------  ---------  --------         --------   ---------    --------   --------
                                     106,282    25,416      3,961     2,862          114,630      10,480       3,252      7,080
                                     =======  ========  =========  ========         ========   =========    ========   ========

                                                               ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004
-------------------------------------------------------------------------------


Note 14 - Charges (Assets Pledged)

         The existing and future liabilities of the Company towards Israeli banks are collateralized by certain pledges on assets (real estate in Israel), on certain rights (shares in companies held by the Company ) and by an unlimited "negative pledge" on the Company's assets. As a condition to the continued granting of credit by the banks, the Company is to maintain certain financial ratios, inter alia, tangible equity to total liabilities, current ratio and certain ratios of operating income. See Note 22B.

         See Note 4A for pledges on deposits. See Note 17B for restricted deposits.


Note 15 - Taxes on Income

         A.       Tax programs under various Israeli tax laws:

         1.       Israel tax reform

                  During 2003, tax reform legislation was enacted, which significantly changed the taxation basis of corporate and individual taxpayers from a territorial basis to a worldwide basis. From such date an Israel resident taxpayer will be taxed on income produced and derived both in and out of Israel.

                  The main provisions of the tax that are relevant to the Company are as follows:

                  a) Transfer pricing of international transactions with
                     related parties.

                           The Income Tax Ordinance was amended to include provisions concerning transfer pricing between related parties, where one of the parties is situated abroad. The Company considers that the transfer pricing policy adopted with foreign affiliates and subsidiaries is economically fair and that it complies with the said regulations.

                  b) Employee stock incentive plans

                           The tax reform codified past practice and determined three alternative tracks for taxing employee stock option plans. Where a trustee arrangement is in place, the employer can either claim an expense for tax purposes while the employee will be fully taxed up to the maximum marginal tax rate of 49% or the Company can waive the tax expense and the employee will pay a reduced tax rate of 25% after ending of a "trustee period" (2-3 years from the date of grant). Where there is no trustee arrangement, the employee is fully taxable and no expense is allowed to the Company. There are detailed provisions for implementing these tracks. The Company chose to waive the tax expense and the employees will pay a reduced tax rate of 25%.

                  c) Controlled foreign company (CFC)

                           The amendment to the law introduced Controlled Foreign Company (CFC) provisions, which, in certain circumstances, will lead to the Israeli company being charged to tax on passive income of foreign affiliates as if it had received a dividend from such companies.

                                                               ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004
-------------------------------------------------------------------------------

Note 15 - Taxes on Income (cont'd)

         A.       Tax programs under various Israeli tax laws: (cont'd)

                  d) Capital gain tax is reduced to 25% from 36%, (except with respect to capital gains from marketable securities which consist to be 36%), with transitional provisions for assets acquired prior to January 1, 2003.

                  e) The seven year limit for carrying forward of capital losses has been removed with respect to capital losses arising from 1996 and thereafter.

         2. In June 2004, the Knesset (the Israeli Parliament) approved the Income Tax Ordinance Amendment (No. 140 and Temporary Order), 2004 ("the Amendment").

                  The Amendment prescribes a gradual reduction in the corporate tax rate, from 36% (in 2001 to 2003) to 30%, in the following manner: in the 2004 tax year, a tax rate of 35% will be imposed, in 2005 a tax rate of 34% will be imposed, in 2006 a tax rate of 32% will be imposed, and from the 2007 tax year and thereafter, the tax rate will be 30%. The Israeli tax rate change had zero current impact on the Company due to its loss carryforwards and the associated valuation allowance.

                  The current taxes for 2004 (other than an "Approved Enterprise" related income) and the deferred tax balances at December 31, 2004 are calculated based on the new tax rates, as prescribed in the Amendment.

                  In the event of distribution of cash dividends from income taxed at zero rate, a reduced tax rate in respect of the amount distributed would have to be paid. As of December 31, 2004, the Company has an accumulated loss and therefore it cannot distribute a cash dividend - see Note 12B. Effectively such dividend distribution would be reduced by the amount of the tax. Benefits are attributed to an "Approved Enterprise" based on the growth in turnover upon implementation of each plan.

         3. Tax benefits under the Law for the Encouragement of Capital Investments, 1959.

                  Pursuant to the above Law, the Company and its Israeli subsidiaries are entitled to tax benefits relating to investments in "Approved Enterprises" in accordance with letters of approval received.

                  A major part of the production facilities of the Company and its Israeli subsidiaries has been granted the status of an "Approved Enterprise" under the above Law. According to the Law, a company is entitled to an investment grant (up to 24% of investment cost) and also to a tax benefit, which grants the company a reduced tax rate of 25% for a specific period (Alternative A). The Company's "Approved Enterprise" is subject to zero tax rates under the "Alternative Benefit Method" and reduced tax rates (25% subject to examination of the level of foreign ownership), for specified periods (alternative B). All of the approved enterprises, which currently entitle the Company to benefits, are under alternative B.

                  The period of benefits in respect of most of the Company's production facilities will terminate in the years 2005-2011. Some of the Company's current investments are made under new approvals, or under a request of a new approval.

                                                               ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004
-------------------------------------------------------------------------------

Note 15 - Taxes on Income (cont'd)

         A.       Tax programs under various Israeli tax laws: (cont'd)

         4. Measurement of results for tax purposes under the Income Tax Law (Inflationary Adjustments), 1985.

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

         5. Tax benefits under the Law for the Encouragement of Industry (Taxation), 1969.

                  The Company is an "Industrial Company" as defined by this Law, and as such is entitled, among other benefits, to claim accelerated depreciation of machinery and equipment as prescribed by regulations issued under the inflationary adjustments tax law.

         6. The rate of company tax on income received in Israel from sources other than an Approved Enterprise is mainly 35%.

         7. In 2002 the Company came to an arrangement with the income tax authorities concerning tax returns filed by TTL through 1998. Among other terms of the arrangement, the Company undertook to pay a further $ 1.4 million in taxes if it does not produce certain confirmations from government agencies in future periods as defined in the arrangement. In the opinion of Management, the provisions included in the balance sheet are adequate and sufficient.


         B.       Non-Israeli subsidiaries

         Non Israeli subsidiaries are taxed based upon tax laws in their countries of residence.

                                                               ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004
-------------------------------------------------------------------------------


Note 15 - Taxes on Income (cont'd)

         C.       Taxes on income from continuing operations

         Taxes on income included in the consolidated statements of operations are comprised as follows:

                                                                                      Year ended December 31
                                                                          --------------------------------------------------
                                                                                    2004              2003              2002
                                                                          --------------    --------------    --------------
                                                                          $ in thousands    $ in thousands    $ in thousands
                                                                          --------------    --------------    --------------
         Current taxes relating to -
          The Company and its Israeli subsidiaries                               1,436              1,402             1,792
          Foreign subsidiaries*                                                    693             (6,704)              211
                                                                          --------------    --------------    --------------
                                                                                 2,129             (5,302)            2,003
                                                                          --------------    --------------    --------------
         Deferred taxes relating to -
          The Company and its Israeli subsidiaries                                   -                559             6,179
          Foreign subsidiaries                                                    (205)             6,884               274
                                                                          --------------    --------------    --------------
                                                                                  (205)             7,443             6,453
                                                                          --------------    --------------    --------------
                                                                                 1,924              2,141             8,456
                                                                          ==============    ==============    ==============

         (*)      In 2002 - Including tax benefits of $ 1,136 thousand with respect to previous years.
                  In 2004 - including tax benefits of $ 758 thousand - with respect to previous years.


         D.       Loss from continuing operations before taxes on income

                                                                                      Year ended December 31
                                                                          --------------------------------------------------
                                                                                   2004               2003              2002
                                                                          --------------    --------------    --------------
                                                                         $ in thousands     $ in thousands    $ in thousands
                                                                          --------------    --------------    --------------

         The Company and its Israeli subsidiaries                                22,677           (31,395)          (86,066)
         Foreign subsidiaries                                                    (3,005)           (6,929)            1,800
                                                                          --------------    --------------    --------------
                                                                                 19,672           (38,324)          (84,266)
                                                                          ==============    ==============    ==============

                                                               ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004
-------------------------------------------------------------------------------


Note 15 - Taxes on Income (cont'd)

         E. Reconciliation of the statutory tax expense (benefit) to actual tax expense

         A reconciliation of the statutory tax expense, assuming all income is taxed at the statutory rate (see A2 above) applicable to the income of companies in Israel, and the actual tax expense is as follows:

                                                                                      Year ended December 31
                                                                          --------------------------------------------------
                                                                                   2004               2003              2002
                                                                          --------------    --------------    --------------
                                                                         $ in thousands     $ in thousands    $ in thousands
                                                                          --------------    --------------    --------------
         Income from continuing operations as reported in
          the consolidated statements of operations                             19,672            (38,324)          (84,266)

         Tax rate                                                                   35%                36%               36%
                                                                          ==============    ==============    ==============

         Statutory income tax on the above amount                                6,885            (13,796)          (30,335)

         Foreign tax rate differential                                              (7)            (1,519)            2,403

         Current income/ (losses) for which no deferred
          tax expense (benefit) has been recorded                               (3,851)            10,160             5,661

         Tax benefits with respect to previous years                              (758)                 -            (1,136)

         Effect of lower tax rates arising from
          "Approved Enterprise Status"                                          (1,805)             2,652            15,357

         Increase (decrease) in taxes resulting from
          permanent differences and non deductible
          expenses                                                               2,693              7,154            15,963

         Other*                                                                 (1,233)            (2,510)              543
                                                                          --------------    --------------    --------------

         Taxes on income for the reported year                                   1,924              2,141             8,456
                                                                          ==============    ==============    ==============


         (*) Resulting from the difference between the changes in the Israeli CPI, which forms the basis for computation of taxable income of the Company and its Israeli subsidiaries - (see A4 above) and the exchange rate of Israeli currency relative to the dollar.

                                                               ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004
-------------------------------------------------------------------------------

Note 15 - Taxes on Income (cont'd)

         F.       Components of deferred income tax

         (1) As at December 31, 2004 and December 31, 2003, deferred income tax consists of future tax assets (liabilities) attributable to the following:

                                                                                               December 31       December 31
                                                                                                      2004              2003
                                                                                            --------------    --------------
                                                                                            $ in thousands    $ in thousands
                                                                                            --------------    --------------
                  Deferred tax assets:
                  Capital loss carryforward                                                        52,281            40,815
                  Operating loss carryforward (a)                                                 119,471            60,584
                  Vacation pay accruals, severance pay fund, net, and
                   other accruals                                                                  13,785             3,770
                  Property, plant and equipment                                                     3,138             4,526
                  Other                                                                             4,577             3,887
                                                                                            --------------    --------------
                  Gross total deferred tax assets                                                 193,252           113,582
                  Valuation allowance for deferred tax assets (a)                                (181,218)         (100,984)
                                                                                            --------------    --------------
                  Net deferred tax assets (a)                                                      12,034            12,598
                                                                                            --------------    --------------
                  Deferred tax liabilities:
                  Software development costs                                                       (2,887)           (1,629)
                  Property, plant and equipment                                                         -            (2,027)
                                                                                            --------------    --------------
                  Net deferred tax liabilities                                                     (2,887)           (3,656)
                                                                                            --------------    --------------
                  Deferred income taxes, net (b)                                                    9,147             8,942
                                                                                            ==============    ==============


                  (a) In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and during which the carryforwards are available. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2004. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. Based on this assessment, as of December 31, 2004, the Company determined that it is more likely than not that $
                           9.1 million of such assets will be realized, therefore resulting in a valuation allowance of $
                           181.2 million.

                                                               ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004
-------------------------------------------------------------------------------

Note 15 - Taxes on Income (cont'd)

         F.       Components of deferred income tax (cont'd)

         (1) (a) (cont'd)

                           The valuation allowance for deferred tax assets as of January 1, 2004, 2003 and 2002 was $ 101 million, $ 94 million and $ 70 million, respectively. The net change in the total valuation allowance for the year ended December 31, 2004, 2003 and 2002 was an increase of $ 80 million, $ 7 million and $ 24 million, respectively.

                           If changes occur in the assumptions underlying the Company's tax planning strategies or in the schedulings of the reversal of the Company's deferred tax liabilities, the valuation allowance may need to be adjusted in the future.

                           The Company has not recognized a deferred tax liability of approximately $ 901 thousand for the undistributed earnings of its foreign operations that arose in 2004 and prior years because the Company currently does not expect those unremitted earnings to reverse and become taxable to the Company in the foreseeable future. A deferred tax liability will be recognized when the Company is no longer able to demonstrate that it plans to permanently reinvest undistributed earnings. As of December 31, 2004, the undistributed earnings of these subsidiaries were approximately $ 7,301 thousand.

                  (b) Long-term deferred taxes in the amount of $ 9,033 thousand are included in the other assets item of the balance sheet, short-term deferred taxes in the amount of $ 114 thousands are included in other receivables.


         (2) As at December 31, 2004, the Company and its subsidiaries had, for tax purposes, operating loss carryforwards, capital loss carryforwards and general business credit carryforward of $ 504.9 million, $ 147.1 million and $ 1.0 million, respectively.

                  The Company had no minimum tax credit carryover. A portion of the federal net operating loss carryforwards will begin to expire over the period of 2019 through 2023. The general business credits will expire as follows: $ 302 thousand, $ 495 thousand and $ 208 thousand in through 2005, 2007 and 2008, respectively. Substantially, all of the capital losses have an unlimited carryforward period.


         G.       Tax assessment

         Final tax assessments have been received by some of the Israeli companies through the 1999 tax year.

                                                               ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004
-------------------------------------------------------------------------------

Note 16 - Related Party Transactions

         Related parties are comprised of principal shareholders (10% and up of the Company's share capital) and their subsidiaries and affiliates as well as affiliates of the Company. All related party transactions were at market rates.

         Transactions with related parties are mainly as follows:

         a. Sales of certain of the Company's products and expenses related to such sales;

         b. Financing expenses owing to the issue of capital notes convertible into shares and working capital balances;


         A. Balances due to or from related parties:

                                                                                               December 31       December 31
                                                                                                      2004              2003
                                                                                            --------------    --------------
                                                                                            $ in thousands    $ in thousands
                                                                                            --------------    --------------
         Assets:
         Trade receivables                                                                         18,362             3,530
         Other receivables                                                                            236               317
         Long-term receivables, net                                                                81,112            85,538
         Investments                                                                                    -             5,600

         Liabilities:
         Trade payables                                                                             1,383             3,635
         Other payables                                                                                59            10,064


         B.       Income from, and expenses to, related parties:

                                                                                      Year ended December 31
                                                                          --------------------------------------------------
                                                                                    2004              2003              2002
                                                                          --------------    --------------    --------------
                                                                          $ in thousands    $ in thousands    $ in thousands
                                                                          --------------    --------------    --------------
         Sales                                                                   25,610            28,473             4,945
         Cost of revenues                                                         3,287             8,751             2,264
         Selling and marketing expenses                                           1,028             2,779             2,043
         General and administrative expenses                                        955             8,098            39,338
         Financial expenses                                                          68                15               108
         Financial income                                                            47                46             9,974
         Other expenses                                                               -             3,400            18,000

                                                               ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004
-------------------------------------------------------------------------------

Note 17 - Supplementary Financial Statement Information

         Balance sheet:

         A.       Cash and cash equivalents

         Including deposits of $55,039 thousand at December 31, 2004 (December 31,2003 - $ 109,319 thousand).


         B.       Short-term investments

         Including restricted balances of $1,035 thousand at December 31, 2004 (December 31, 2003 - $ 1,035 thousand).


         C.       Trade receivables

         Net of provision for doubtful accounts of $ 25,387 thousand at December 31, 2004 (December 31, 2003 - $ 29,775 thousand).

         The activity in the allowance for doubtful accounts for impaired notes receivable for the years ended December 31, 2004 and 2003 follows:

                                                                                               December 31       December 31
                                                                                                      2004              2003
                                                                                            --------------    --------------
                                                                                            $ in thousands    $ in thousands
                                                                                            --------------    --------------
         Allowance for doubtful accounts at beginning of year                                      29,775            34,764
         Additions charged to bad debt expense                                                      3,798            10,378
         Write-down charged against the allowance                                                  (5,258)           (1,200)
         Recoveries of amounts previously charged off                                              (2,928)           (1,038)
         Reclassified to discontinued operations                                                        -           (13,129)
                                                                                            --------------    --------------
         Allowance for doubtful accounts at end of year                                            25,387            29,775
                                                                                            ==============    ==============
         As to sales of certain trade receivables, see Note 17P.

                                                               ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004
-------------------------------------------------------------------------------

Note 17 - Supplementary Financial Statement Information (cont'd)

         D.       Other receivables

                                                                                                 December 31       December 31
                                                                                                        2004              2003
                                                                                              --------------    --------------
                                                                                              $ in thousands    $ in thousands
                                                                                              --------------    --------------
         Employees                                                                                      918             1,147
         Chief Scientist                                                                              3,031             2,033
         Deferred income tax                                                                            114               101
         Accrued income and interest                                                                  2,341               976
         Advances to suppliers                                                                        4,228               708
         Related parties                                                                                 18               317
         Others                                                                                      12,791             8,893
                                                                                              --------------    --------------
                                                                                                     23,441            14,175
                                                                                              ==============    ==============

         E.       Short-term loans and current maturities of long-term debts

         Consist of the following:
                                                                                                 December 31       December 31
                                                                                                        2004              2003
                                                                                              --------------    --------------
                                                                                              $ in thousands    $ in thousands
                                                                                              --------------    --------------
         Short term loans                                                                                 -                 -
         Current maturities of long term debts                                                       30,000            30,000
                                                                                              --------------    --------------
                                                                                                     30,000            30,000
                                                                                              ==============    ==============
         F.       Other payables and accrued liabilities

         Consist of the following:
                                                                                                 December 31       December 31
                                                                                                        2004              2003
                                                                                              --------------    --------------
                                                                                              $ in thousands    $ in thousands
                                                                                              --------------    --------------
         Employees and social benefits                                                               28,023            25,640
         Chief Scientist                                                                              2,919                 -
         Tax authorities                                                                             11,913             4,741
         Commissions payable                                                                         12,234            13,670
         Advances from customers                                                                     37,202             7,761
         Warranty accrual (*)                                                                         6,007             6,328
         Accrued expenses                                                                            35,182            28,384
         Fair value of derivatives                                                                   13,174             5,944
         Other payables and accrued liabilities                                                       2,994             7,971
                                                                                              --------------    --------------
                                                                                                    149,648           100,439
                                                                                              ==============    ==============
         (*)  Balance at the beginning of the year                                                    6,328             9,546
              Warranty expenses                                                                      (3,123)           (5,104)
              Change in accrual                                                                       2,802             2,866
              Reclassified to discontinued operations                                                     -              (980)
                                                                                              --------------    --------------
              Balance at the end of the year                                                          6,007             6,328
                                                                                              ==============    ==============

                                                               ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004
-------------------------------------------------------------------------------

Note 17 - Supplementary Financial Statement Information (cont'd)

         G.       Disclosures about segments and related information

         1.       Segment Activities Disclosure:

         Segment information is presented in accordance with SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." This standard is based on a management approach, which requires segmentation based upon the Company's internal organization and internal financial reports to management. The Company's internal financial reporting systems present various data for management to run the business, including statement of operations (P&L).

         In 2003, following the sale of NGTS and the merger of Enavis and Lightscape, there was a change in the segments of the Company. Accordingly, in prior years the results of Enavis and NGTS were classified under Optical Networks and Others, respectively.

         Hereunder the Company's segments:

         Broadband Access Division (formerly - Inovia)
         ---------------------------------------------

         The broadband access systems division focuses on the development and production of access products for communications systems, including broadband solutions which make it possible to transfer multi-media content, as well as certain narrowband solutions. These products are designed to allow telecom operators to offer their retail customers broadband access for data applications over telephone (copper) lines, primarily using DSL technology.

         Optical Network Division (formerly - Lightscape and Enavis)
         -----------------------------------------------------------

         The division is a supplier of intelligent optical networking solutions for the metro and regional optical markets. It provides fully managed and scalable optical networks allowing "just on time" seamless coupling of network growth to the changing service needs of the operator, while delivering a variety of services including data, voice and video by means of optic DWDM, SDH/Sonet or Gigabit, Ethernet or other data transmission interfaces.

         The products are based on advanced synchronic digital hierarchy and optical technologies. Its lead product is the XDM, an optical dubbing system based on a new technique of band flattening which makes extensive use of state-of-the-art technology. The XDM enables the user to choose the initial platform for simple, low-speed, applications and, at a later stage, to expand them as required, simply, efficiently and at low cost

         In addition, the division develops, markets and supplies modular solutions for broadband management on digital cross connect platforms for long haul applications, enabling operators to provide services in a variety of protocols and technologies, thus profiting from the width of the band laid in the optical infrastructure.

                                                               ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004
-------------------------------------------------------------------------------

Note 17 - Supplementary Financial Statement Information (cont'd)

         G.       Disclosures about segments and related information  (cont'd)

         1.       Segment Activities Disclosure: (cont'd)

         Other
         -----

         The Other segment contains mainly the Company's manufacturing and service units; head office and management services; general and project management services to outside customers and others; and other activities which are not identified with any of the operational segments.

         The Company's manufacturing and service units serve as manufacturing and service sub-contractors and carry out activities primarily for the above divisions and for Veraz. The cost of manufacturing is included in the cost of sales of each of the divisions, as applicable.

         Included in the Other segment until December 2002, were the activities of the Company's NGTS (Next Generation Telephony System) division, whose principal operations were transferred to Veraz. (See Note 5A.) This division developed and manufactured solutions for the transmission of telephony over internet protocol (IP) networks at carrier grade levels of quality, reliability and density. It specialized in supplying media gateways connecting IP networks to traditional communication networks and offered combined solutions for the transmittal of telephony over IP networks.

         2.       Operational segments statement operation disclosure:

         The following financial information is the information that management uses for analyzing the results. The figures are presented in consolidated method as presented to management.

                                                                          Year ended December 31, 2004
                                                        --------------------------------------------------------------------
                                                            Optical          Broadband             Other        Consolidated
                                                            Network             Access
                                                        -----------        -----------       -----------         -----------
                                                        $ thousands        $ thousands       $ thousands         $ thousands
                                                        -----------        -----------       -----------         -----------
         Revenues                                           254,058          212,939             29,715             496,712
                                                        ===========        ===========       ===========         ===========
         Operating expenses (*)                             250,964          188,336             40,455             479,755
         Restructuring expenses                                   -                -              2,585               2,585
                                                        -----------        -----------       -----------         -----------
         Operating income (loss)                              3,094           24,603            (13,325)             14,372
                                                        ===========        ===========       ===========         ===========

                                                               ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004
-------------------------------------------------------------------------------

Note 17 - Supplementary Financial Statement Information (cont'd)

         G.       Disclosures about segments and related information  (cont'd)

         2.       Operational segments statement operation disclosure: (cont'd)

                                                                          Year ended December 31, 2003
                                                        --------------------------------------------------------------------
                                                            Optical          Broadband             Other        Consolidated
                                                            Network             Access
                                                        -----------        -----------       -----------         -----------
                                                        $ thousands        $ thousands       $ thousands         $ thousands
                                                        -----------        -----------       -----------         -----------
         Revenues                                           177,706          182,290             32,571             392,567
                                                        ===========        ===========       ===========         ===========
         Operating expenses (*)                             207,659          165,862             42,190             415,711
         Impairment of assets                                     -                -                667                 667
         Restructuring expenses                               7,243              478                673               8,394
                                                        -----------        -----------       -----------         -----------
         Operating income (loss)                            (37,196)          15,950            (10,959)            (32,205)
                                                        ===========        ===========       ===========         ===========

                                                                          Year ended December 31, 2002
                                                          ------------------------------------------------------------------
                                                              Optical         Broadband              Other      Consolidated
                                                              Network            Access
                                                          -----------       -----------        -----------       -----------
                                                          $ thousands       $ thousands        $ thousands       $ thousands
                                                          -----------       -----------        -----------       -----------
         Revenues                                            233,218           241,807             75,409           550,434
                                                          ===========       ===========       ===========        ===========
         Operating expenses (*)                              262,754           237,154            118,908           618,816
         Impairment of assets                                      -                 -              3,725             3,725
         Loss from exchange of assets                              -                 -              6,783             6,783
                                                          -----------       -----------        -----------       -----------
         Operating income (loss)                             (29,536)            4,653            (54,007)          (78,890)
                                                          ===========       ===========       ===========        ===========


         (*) Includes cost of sales, research and development costs, selling and marketing expenses, general and administrative expenses and amortization of acquisition - related intangible assets.

         3. The following financial information identifies the assets to segments:

                                                                          Year ended December 31, 2004
                                                        --------------------------------------------------------------------
                                                            Optical          Broadband             Other        Consolidated
                                                            Network             Access
                                                        -----------        -----------       -----------         -----------
                                                        $ thousands        $ thousands       $ thousands         $ thousands
                                                        -----------        -----------       -----------         -----------
         Assets *                                           241,291          131,597            170,018             542,906
         Unallocated assets                                                                                         311,903
                                                                                                                 -----------
         Total consolidated assets                                                                                  854,809
                                                                                                                 ===========
         Depreciation and amortization**                     20,684           10,658              6,021              37,363
         Capital investments                                 15,271            6,392             13,720              35,383

                                                               ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004
-------------------------------------------------------------------------------

Note 17 - Supplementary Financial Statement Information (cont'd)

         G.       Disclosures about segments and related information (cont'd)

         3. The following financial information identifies the assets to segments: (cont'd)

                                                                          Year ended December 31, 2003
                                                        --------------------------------------------------------------------
                                                            Optical          Broadband             Other        Consolidated
                                                            Network             Access
                                                        -----------        -----------       -----------         -----------
                                                        $ thousands        $ thousands       $ thousands         $ thousands
                                                        -----------        -----------       -----------         -----------
         Assets*                                            189,235          108,288            199,280             496,803
         Unallocated assets                                                                                         405,193
                                                                                                                 -----------
         Total consolidated assets                                                                                  901,996
                                                                                                                 ===========
         Depreciation and amortization**                     18,332           11,208             14,458              43,998
         Capital investments                                 11,322            4,130              5,751              21,203


         (*)         The assets include: trade receivables (short and
                     long-term), inventories, property, plant and equipment,
                     software development costs, goodwill and other
                     intangibles.
         (**)        Including impairment of assets.


         4.          Sales to significant customers

         The following table summarizes the percentage of sales to significant customers group (when they exceed 10 percent of total revenue for the year):

                                                                                        Year ended December
                                                                          ----------------------------------------------------
                                                                                   2004               2003              2002
                                                                          --------------     --------------     --------------
         Customer 1                                                                 13%                19%               23%
         Customer 2                                                                 14%                11%               11%


         5.       Information on sales by geographic distribution

                                                                                        Year ended December 31
                                                                          ----------------------------------------------------
                                                                                    2004               2003               2002
                                                                          --------------     --------------     --------------
                                                                          $ in thousands     $ in thousands     $ in thousands
                                                                          --------------     --------------     --------------
         North America                                                           21,894             21,627            40,665
         Europe                                                                 291,460            232,136           344,590
         Asia Pacific and Australia                                              99,436             64,731           111,327
         Israel                                                                  68,742             61,818            31,522
         Others                                                                  15,180             12,255            22,330
                                                                          --------------     --------------     --------------
                                                                                496,712            392,567           550,434
                                                                          ==============     ==============     ==============

                                                               ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004
-------------------------------------------------------------------------------

Note 17 - Supplementary Financial Statement Information (cont'd)

         H.       Cost of revenues

                                                                                        Year ended December 31
                                                                          ----------------------------------------------------
                                                                                    2004               2003               2002
                                                                          --------------     --------------     --------------
                                                                          $ in thousands     $ in thousands     $ in thousands
                                                                          --------------     --------------     --------------
         Finished products consumed                                             267,981            197,906           288,867
         Other manufacturing and other service costs                             25,972             43,024            51,486
                                                                          --------------     --------------     --------------
         Cost of revenues                                                       293,953            240,930           340,353

         Provision for inventory write off
          (see also Note 20)                                                          -                  -             7,446
         Royalties to the government (see Note 11(C)(1))                          7,018           *(1,632)             9,317
                                                                          --------------     --------------     --------------
                                                                                300,971            239,298           357,116
                                                                          ==============     ==============     ==============

         (*) In 2003, the Company reached an arrangement with the Chief Scientist according to which it would be credited with the amounts of the excess royalties that were paid in respect of the sale of certain products in prior years. Such credits amount to $ 6.3 million.


         I.       Research and Development costs, net

                                                                                       Year ended December 31
                                                                          ----------------------------------------------------
                                                                                    2004              2003               2002
                                                                          --------------     --------------     --------------
                                                                          $ in thousands    $ in thousands     $ in thousands
                                                                          --------------     --------------     --------------
         Expenses incurred                                                      72,893             76,557           102,022
         Less - grant participations (see Note 11C)                              8,023             14,516            21,843
                                                                          --------------     --------------     --------------
                                                                                64,870             62,041            80,179
                                                                          ==============     ==============     ==============

                                                               ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004
-------------------------------------------------------------------------------

Note 17 - Supplementary Financial Statement Information (cont'd)

         J.       Selling and marketing expenses

                                                                                      Year ended December 31
                                                                                    2004              2003              2002
                                                                          --------------    --------------    --------------
                                                                          $ in thousands    $ in thousands    $ in thousands
                                                                          --------------    --------------    --------------
         Salaries and employee benefits                                          37,387            35,033            42,858
         Agents' commissions                                                     13,457            10,903            17,969
         Advertising and exhibitions                                              2,699             2,195             1,978
         Foreign travel                                                           5,047             4,469             5,986
         Other                                                                   19,833            21,043            28,518
                                                                          --------------    --------------    --------------
                                                                                 78,423            73,643            97,309
                                                                          ==============    ==============    ==============

         K.       General and administrative expenses
                                                                                      Year ended December 31
                                                                                    2004              2003              2002
                                                                          --------------    --------------    --------------
                                                                          $ in thousands    $ in thousands    $ in thousands
                                                                          --------------    --------------    --------------
         Salaries and employee benefits                                          19,225            16,949            21,628
         Rent and maintenance of premises                                         1,065             1,817             3,210
         Bad and doubtful debt expenses                                           1,200          (1)9,108         (1)44,623
         Other                                                                   14,001            11,082            12,991
                                                                          --------------    --------------    --------------
                                                                                 35,491            38,956            82,452
                                                                          ==============    ==============    ==============
         (1) See also Note 4C(2).


         L.       Financial income/expenses, net
                                                                                      Year ended December 31
                                                                          --------------------------------------------------
                                                                                    2004              2003              2002
                                                                          --------------    --------------    --------------
                                                                          $ in thousands    $ in thousands    $ in thousands
                                                                          --------------    --------------    --------------
         Financial expenses:
         Interest on loans from banks                                             1,518             2,449            10,036
         Bank charges                                                             2,117             1,529             2,837
         Exchange rate differences (see Note 1A(6))                               2,927             4,556             4,359
         Loss from marketable securities                                              -                 -               661
                                                                          --------------    --------------    --------------
                                                                                  6,562             8,534            17,893
                                                                          ==============    ==============    ==============
         Financial income:
         Interest mainly on bank deposits and receivables                         3,038             6,397            19,935
         Exchange rate differences (see Note 1A(6))                               2,772               624             3,656
         Gain from marketable securities                                          3,359               770                 -
                                                                          --------------    --------------    --------------
                                                                                  9,169             7,791            23,591
                                                                          ==============    ==============    ==============

                                                               ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004
-------------------------------------------------------------------------------

Note 17 - Supplementary Financial Statement Information (cont'd)

         M.       Other income (expenses), net

                                                                                      Year ended December 31
                                                                          --------------------------------------------------
                                                                                    2004              2003              2002
                                                                          --------------    --------------    --------------
                                                                          $ in thousands    $ in thousands    $ in thousands
                                                                          --------------    --------------    --------------
         Gain from sale of shares and issuance of new shares
          in a consolidated subsidiary (1)                                            -                 -            11,397
         Gain (loss) from sale of property and equipment, net                       735              (167)             (881)
         Loss from realization of investments and allowance
          for impairment of investments (2)                                      (2,469)           (1,587)           (3,139)
         Realization of gain on available for sales securities                    1,487                 -                 -
         Decline in value of convertible notes (see Note 5B)                          -            (3,400)          (18,000)
         Gain from cancellation of a provision to the Israeli
          Comptroller of Restrictive Trade Practices
          (see Note 11A(5))                                                       6,000                 -                 -
         Loss from impairment of amounts funded for
          severance pay                                                          (1,000)                -                 -
         Provision for the payment of indirect duty                              (1,600)                -                 -
         Other                                                                     (460)             (222)             (451)
                                                                          --------------    --------------    --------------
         Total other income (expenses), net                                       2,693            (5,376)          (11,074)
                                                                          ==============    ==============    ==============

         (1) During 2002, the Company sold 8.5% of the share capital of ECtel. As a result, the Company recognized a pre-tax gain of $ 11.4 million. Following the sale and conversion of options, the Company's holding in ECtel decreased to 59%.
         (2) Arising from a permanent impairment in the value of an investment. The write down is based, among other factors, on stock exchange prices, the operations of the investee and a series of other relevant considerations.


         N.       Supplementary Statement of Operations information

                                                                                      Year ended December 31
                                                                          --------------------------------------------------
                                                                                    2004              2003              2002
                                                                          --------------    --------------    --------------
                                                                          $ in thousands    $ in thousands    $ in thousands
                                                                          --------------    --------------    --------------
         Expenses:
         Maintenance and repairs                                                  9,034             9,963             7,459
         Depreciation of property, plant and equipment                           22,712            23,830            32,009
         Taxes (other than income taxes)                                          1,521             2,171             2,453
         Rent                                                                     7,820            11,507            21,200
         Advertising costs                                                        3,259             1,980             2,558
         Royalties                                                                7,018               162            11,412
         Amortization of capitalized software                                    13,005            15,157            19,939

                                                               ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004
-------------------------------------------------------------------------------

Note 17 - Supplementary Financial Statement Information (cont'd)

         O.       Earnings (loss) per share ("EPS")

         Following are the details of the basic EPS:

                                                                               2004
                                                          ----------------------------------------------
                                                              Net income       Number of    Earnings per
                                                                                  shares    share amount
                                                          --------------    ------------    ------------
                                                          $ in thousands    in thousands               $
                                                          --------------    ------------    ------------
         Income (loss) from continuing operations                 14,056         108,575            0.13
                                                          ==============    ============    ============
         Cumulative effect of accounting
          change, net of taxes                                         -               -               -
                                                          ==============    ============    ============
         Discontinued operations                                  (3,903)        108,575          (0.04)
                                                          ==============    ============    ============
         Net income (loss) per share                              10,153         108,575            0.09
                                                          ==============    ============    ============

(Table Continued)


                                                                               2003
                                                         ---------------------------------------------
                                                               Net loss       Number of       Loss per
                                                                                 shares   share amount
                                                         --------------    ------------   ------------
                                                         $ in thousands    in thousands              $
                                                         --------------    ------------   ------------
         Income (loss) from continuing operations              (44,723)         107,831         (0.41)
                                                         ==============    ============   ============
         Cumulative effect of accounting
          change, net of taxes                                        -               -             -
                                                         ==============    ============   ============
         Discontinued operations                               (26,317)         107,831         (0.24)
                                                         ==============    ============   ============
         Net income (loss) per share                           (71,040)         107,831         (0.65)
                                                         ==============    ============   ============


(Table Continued)


                                                                              2002
                                                          ---------------------------------------------
                                                                Net loss      Number of       Loss per
                                                                                 shares   share amount
                                                          --------------   ------------   -------------
                                                          $ in thousands   in thousands              $
                                                          --------------   ------------   -------------
         Income (loss) from continuing operations               (95,202)        105,512         (0.90)
                                                          ==============   ============   =============
         Cumulative effect of accounting
          change, net of taxes                                     (550)        105,512         (0.01)
                                                          ==============   ============   =============
         Discontinued operations                                (66,716)        105,512         (0.63)
                                                          ==============   ============   =============
         Net income (loss) per share                           (162,468)        105,512         (1.54)
                                                          ==============   ============   =============

                                                               ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004
-------------------------------------------------------------------------------


Note 17 - Supplementary Financial Statement Information (cont'd)

         O.       Earnings (loss) per share ("EPS") (cont'd)

         Following are the details of diluted EPS:


                                                                               2004
                                                          ----------------------------------------------
                                                              Net income       Number of    Earnings per
                                                                                  shares    share amount
                                                          --------------    ------------    ------------
                                                          $ in thousands    in thousands               $
                                                          --------------    ------------    ------------
         Income (loss) from continuing operations                 14,056         117,133            0.12
                                                          ==============    ============    ============
         Cumulative effect of accounting
          change, net of taxes                                         -               -               -
                                                          ==============    ============    ============
         Discontinued operations                                  (3,903)        117,133          (0.03)
                                                          ==============    ============    ============
         Net income (loss) per share                              10,153         117,133            0.09
                                                          ==============    ============    ============


(Table Continued)


                                                                                2003
                                                          ---------------------------------------------
                                                                Net loss       Number of       Loss per
                                                                                  shares   share amount
                                                          --------------    ------------   ------------
                                                          $ in thousands    in thousands              $
                                                          --------------    ------------   ------------

         Income (loss) from continuing operations               (44,723)         107,831         (0.41)
                                                          ==============    ============   ============
         Cumulative effect of accounting
          change, net of taxes                                        -                -             -
                                                          ==============    ============   ============
         Discontinued operations                                (26,317)         107,831         (0.24)
                                                          ==============    ============   ============
         Net income (loss) per share                            (71,040)         107,831         (0.65)
                                                          ==============    ============   ============


(Table Continued)


                                                                               2002
                                                           ---------------------------------------------
                                                                 Net loss      Number of       Loss per
                                                                                  shares   share amount
                                                           --------------   ------------   -------------
                                                           $ in thousands   in thousands              $
                                                           --------------   ------------   -------------
         Income (loss) from continuing operations                 (95,202)       105,512         (0.90)
                                                           ===============  ============   ==============
         Cumulative effect of accounting
          change, net of taxes                                       (550)       105,512         (0.01)
                                                           ===============  ============   ==============
         Discontinued operations                                  (66,716)       105,512         (0.63)
                                                           ===============  ============   ==============
         Net income (loss) per share                             (162,468)       105,512         (1.54)
                                                           ===============  ============   ==============

                                                               ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004
-------------------------------------------------------------------------------

Note 17 - Supplementary Financial Statement Information (cont'd)

         P.       Factoring of financial assets

         The Company entered into accounts receivable factoring agreements with a number of financial institutions ("banks"). Under the terms of the agreements, the Company has the option to factor receivables, with the banks on a non-recourse basis, provided that the banks approve the receivables in advance. In some cases, the Company continues to be obligated in the event of commercial disputes, (such as product defects) which are not covered under the credit insurance policy, unrelated to the credit worthiness of the customer. The Company accounts for the factoring of its financial assets in accordance with the provisions of SFAS No. 140.

         The agreements call for factoring fees on invoices or promissory notes factored with the banks, as follows: USD and EUR transactions - in most cases, LIBOR for the relevant period on the basis of the semi-annual discount to yield plus a margin of 3.4% per annum on average. In the past, there were no cases in which the Company had to reimburse the banks for accounts receivables following business disputes. The Company does not expect any reimbursements to take place in the foreseeable future.

         As at December 31, 2004, trade receivables amounting to $ 31,698 thousand (December 31, 2003 - $ 16,671 thousand) were factored.



Note 18 - Relevant Recently Enacted Accounting Standards

         A. In November 2003, the FASB ratified the consensus reached by the Task Force on EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("EITF 03-1") regarding disclosures for certain SFAS 115 investment securities and investments accounted for under SFAS 124. In March 2004, the FASB ratified other consensuses reached by the Task Force on EITF 03-1. The objective of EITF 03-1 is to provide guidance on determining when an investment is considered impaired, whether that impairment is other-than-temporary, and the measurement of an impairment loss. The guidance also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. In September 2004, the FASB issued FASB Staff Position ("FSP") EITF Issue 03-1-1 which delays the effective date for the measurement and recognition guidance included in EITF 03-1. The FASB recently announced that it intends to reconsider in its entirety EITF 03-1 and all other guidance on disclosing, measuring, and recognizing other-than-temporary impairments of debt and equity securities. Until new guidance is issued, companies must continue to comply with the disclosure requirements of EITF 03-1 and all relevant measurement and recognition requirements in other accounting literature.

         B. In November 2004, the FASB issued FASB Statement No. 151, Inventory Costs, an amendment to ARB 43, Chapter 4 (SFAS
                  151). The amendment made by SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current-period charges, and also requires the allocation of fixed production overhead to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. The provisions of SFAS 151 should be applied prospectively. Adoption of this statement is not expected to have a material impact on the financial statements of the Company.


         C. In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment." This statement is a revision to SFAS No. 123, "Accounting for Stock-Based Compensation" and APB Opinion No. 25, "Accounting for Stock Issued to Employees." This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services, primarily focusing on the accounting for transactions in which an entity obtains employee services in share-based payment transactions. Entities will be required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service, the requisite service period (usually the vesting period), in exchange for the award. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models. If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification. This statement is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. In accordance with the standard, the Company will adopt SFAS No. 123R effective July 1, 2005.

                  Upon adoption, the Company has two application methods to choose from: the modified-prospective transition approach or the modified-retrospective transition approach. Under the modified-prospective transition method the Company would be required to recognize compensation cost for share-based awards to employees based on their grant-date fair value from the beginning of the fiscal period in which the recognition provisions are first applied as well as compensation cost for awards that were granted prior to, but not vested as of, the date of adoption. Prior periods remain unchanged and pro forma disclosures previously required by SFAS No. 123 continue to be required. Under the modified-retrospective transition method, the Company would restate prior periods by recognizing compensation cost in the amounts previously reported in the pro forma disclosure under SFAS No. 123. Under this method, the Company is permitted to apply this presentation to all periods presented or to the start of the fiscal year in which SFAS No. 123R is adopted. The Company would follow the same guidelines as in the modified-prospective transition method for awards granted subsequent to adoption and those that were granted and not yet vested. The Company has not yet determined which methodology it will adopt and, at this stage, cannot evaluate the potential impact of the adoption of SFAS No. 123R on its financial position or results of operation because this impact depends on the number of options that will be granted in the future.

                                                               ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004
-------------------------------------------------------------------------------

Note 18 - Relevant Recently Enacted Accounting Standards (cont'd)

         D. In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets - an amendment to APB No. 29." This Statement amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity expected to change significantly as a result of the exchange. Adoption of this statement is not expected to have a material impact on the Company's financial position or results of operations.


Note 19 - Restructuring

         A.       Consist of the following

                                                                                                  Year ended        Year ended
                                                                                                 December 31       December 31
                                                                                                        2004              2003
                                                                                                 -----------       -----------
                                                                                                 $ thousands       $ thousands
                                                                                                 -----------       -----------

         Severance expenses                                                                              -              6,120
         Rent contract expenses                                                                      2,585              2,274
                                                                                                 -----------       -----------
                                                                                                     2,585              8,394
                                                                                                 ===========       ===========

         B.       Additional information

         1. Following the Company's Board of Directors' decision to focus on its two core activities, in the first quarter of 2004, the Company recorded $ 2,585 thousand in restructuring expenses associated with the completion of reorganization plan and the integration of Lightscape Optical Networks and Enavis Networks into the Optical Networks Division. The expenses were due to abandonment of several leased buildings.

         2. As part of the Company's Board of Directors' decision to focus on its two core activities, in 2003, the Company recorded $ 8,394 thousand in reorganization expenses associated largely with the integration of Lightscape Optical Networks and Enavis Networks into the Optical Networks Division, mainly termination benefits and rent contract expenses as follows:

         C. A reconciliation of the beginning and ending restructuring liability balances is as follows:

                                                                                   Year ended December 31, 2004
                                                                            ------------------------------------------------
                                                                              Severance
                                                                                    pay      Rent contract             Total
                                                                            -----------      -------------       -----------
                                                                            $ thousands        $ thousands       $ thousands
                                                                            -----------      -------------       -----------
         At the beginning of the year                                              707              5,450             6,157
         Restructuring expenses                                                      -              2,585             2,585
         Paid                                                                     (707)            (3,461)           (4,168)
                                                                            -----------      -------------       -----------
         At the end of the year                                                      -              4,574             4,574
                                                                            ===========      =============       ============

                                                               ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004
-------------------------------------------------------------------------------

Note 19 - Restructuring


         C. A reconciliation of the beginning and ending restructuring liability balances is as follows: (cont'd)

                                                                                   Year ended December 31, 2003
                                                                            ------------------------------------------------
                                                                              Severance
                                                                                    pay      Rent contract             Total
                                                                            -----------      -------------       -----------
                                                                            $ thousands        $ thousands       $ thousands
                                                                            -----------      -------------       -----------

         At the beginning of the year                                                -              3,944             3,944
         Restructuring expenses                                                  6,120              2,274             8,394
         Paid                                                                   (2,428)              (768)           (3,196)
         Classified to pension liability                                        (2,985)                 -            (2,985)
                                                                            -----------      -------------       -----------
         At the end of the year                                                    707              5,450             6,157
                                                                            ===========      =============       ===========


Note 20 - Impairment of Assets and Loss from Exchange of Assets

         A.       For the year ended December 31, 2003

         During 2003, the Company recorded $0.7 million impairment charges associated with NGTS.

         In addition, the Company recorded in the loss on discontinued operations, $6.0 million impairment charges associated with ECtel, arising from the write-down by ECtel of goodwill from the acquisition of Net-Eye in October 2001.

         In June 2003, due to significant reduction in ECtel's revenues, it was determined that goodwill has been impaired.

         This determination was based upon the guidance set forth in paragraphs 19-22 of SFAS 142, which requires a two-step analysis. The first step used the Discounted Cash Flow approach to measure the fair value of the Telecommunication Systems reporting unit of ECtel Ltd., the result of which indicated that the carrying amount of such reporting unit, including goodwill, exceeded its fair value. The second step was then conducted in order to measure the amount of impairment loss, by means of a comparison between the implied fair value of the goodwill and the carrying amount of the goodwill. In the second step, the fair value of the Telecommunication Systems reporting unit of ECtel, as determined in the first step, was assigned to the reporting unit's individual assets and liabilities. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities represented the amount of the implied fair value of the goodwill. The excess of the carrying amount of goodwill over the implied fair value of goodwill was identified as the amount of the impairment loss.

         See also Note 21.

                                                               ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004
-------------------------------------------------------------------------------

Note 20 - Impairment of Assets and Loss from Exchange of Assets (cont'd)

         B.       For the year ended December 31, 2002

         1.       Impairment of assets

         During 2002, the Company made a provision of $ 3.7 million for a decline in value of assets relating to land and building including in property, plant and equipment and also, wrote off $ 7.4 million of inventory relating to discontinued production and marketing of certain products.


         2.       Loss from exchange of assets

         In December 2002, the Company closed a transaction pursuant to which it transferred the VoIP and other activities, including certain related net assets with book value of $ 19.6 million, of the business NGTS, plus $10 million in cash, to NexVerse Networks, in exchange for approximately 43% (fully diluted 36%) of the shares of NexVerse. The name of the company resulting from this transaction was changed to Veraz Networks.
         A third party valuation commissioned by Veraz, which evaluated among other things, the fair value of the shares transferred to ECI as at December 31, 2002, indicated that the fair market value as at December 31, 2002 of the Veraz shares held by ECI to be $ 22.8 million. Due to the fact that the value of the shares received by ECI was less than the value of the assets transferred, ECI recorded a loss from exchange of assets of $ 6.8 million.



Note 21 - Discontinuance of Operations

         A. During the third quarter of 2002, the Company's Board of Directors decided on a plan to sell the operations of the InnoWave segment, which specializes in development of solutions for broadband wireless access to communications networks.

                  In April 2003, the Company signed an agreement with Alvarion to sell the InnoWave operation. The total value of the transaction was approximately $ 20 million, consisting of a cash consideration paid by Alvarion and the cash balances withdrawn by ECI at closing. In addition, Alvarion granted warrants to purchase 200,000 Alvarion shares over a period of five years at an exercise price of $ 3 per share (of which, warrants to purchase 50,000 transferred to certain key InnoWave employees transferred to Alvarion). In the first quarter of 2004, the Company sold all the shares it had obtained from exercising the aforementioned warrants. The gain from the sale of the shares amounted to $ 1.5 million and was recorded in other income.

         B. During 2003, ECtel's Board of Directors decided on a plan to sell the operations of the Government Surveillance business of ECtel, which provided telecommunication monitoring needs to government agencies. In February 2004, ECtel signed a definitive agreement to sell the Government Surveillance business to Verint Systems Inc. for $35 million in cash. According to the terms of the transaction, ECtel transferred to Verint various assets and liabilities relating to its Government Surveillance business and undertook certain commitments to Verint. ECtel recorded during the first quarter of 2004 in respect of this transaction a gain of $24.2 million.

                                                               ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004
-------------------------------------------------------------------------------

Note 21 - Discontinuance of Operations (cont'd)

         B.       (cont'd)

                  On March 9, 2004, the Board of Directors of ECI decided, in principle, that ECI would distribute 7.6 million of its shares in ECtel Ltd. to ECI's shareholders. On April 28, 2004, after the Company obtained court approval and the consent of its banks, the Board of Directors declared a distribution of 7.6 million shares of ECtel to the Company's shareholders of record on May 5, 2004. The shares were distributed on May 10, 2004. Before distribution, ECI held approximately 10.5 million, or 58%, of ECtel's shares. After distribution of the shares, ECI holds approximately 16% of ECtel's outstanding shares.

                  Accordingly, the results of ECtel for all periods reported were reclassified to one line in the statement of operations following the loss from continuing operations. The assets and liabilities of ECtel as at December 31, 2003 were reclassified in the Company's balance sheets as assets from discontinued operations and liabilities from discontinued operations, respectively.


Note 21 - Discontinuance of Operations (cont'd)

         C.       Assets and liabilities of the discontinued segments

                                                                                               December 31        December 31
                                                                                                      2004               2003
                                                                                            --------------     --------------
                                                                                            $ in thousands     $ in thousands
                                                                                            --------------     --------------
         Assets relating to discontinued segments*
         Cash and cash equivalents                                                                      -             18,964
         Short-term investments                                                                         -             11,006
         Trade and other receivables                                                                    -             32,862
         Prepaid expenses                                                                               -                456
         Work in progress                                                                               -              7,175
         Inventory                                                                                      -              6,442
         Long-term deposits and marketable securities                                                   -              6,604
         Property, plant and equipment                                                                  -              5,589
         Other assets                                                                                   -                589
         Goodwill and other intangible assets, net                                                      -             11,056
                                                                                            --------------     --------------
                                                                                                        -            100,743
                                                                                            ==============     ==============



                                                                                               December 31        December 31
                                                                                                      2004               2003
                                                                                            --------------     --------------
                                                                                            $ in thousands     $ in thousands
                                                                                            --------------     --------------
         Liabilities relating to discontinued segments*
         Trade payables                                                                                 -              5,681
         Other payables and accrued liabilities                                                         -             18,128
         Liability for employee severance benefits, net                                                 -                567

         Minority interests                                                                             -             36,218
                                                                                            --------------     --------------
                                                                                                        -             60,594
                                                                                            ==============     ==============

         (*) The assets and liabilities as of December 31, 2003 relate to the discontinued ECtel segment.

                                                               ECI Telecom Ltd.

Notes to the Consolidated Financial Statements as at December 31, 2004
-------------------------------------------------------------------------------

Note 21 - Discontinuance of Operations (cont'd)

D.       Results of operations of the discontinued segments

                                                                                      Year ended December 31
                                                                                    2004              2003              2002
                                                                          --------------    --------------    --------------
                                                                          $ in thousands    $ in thousands    $ in thousands
                                                                          --------------    --------------    --------------
         Revenues                                                                 3,948            44,697           142,414
         Expenses (1)                                                            (7,851)          (71,014)         (172,484)
         Cumulative effect of an accounting change, net
          (Note 1T)                                                                   -                 -            36,646
                                                                          --------------    --------------    --------------
         Net results                                                             (3,903)          (26,317)          (66,716)
                                                                          ==============    ==============    ==============

         (1) Including, loss from disposition for the year ended December 31, 2004 in the amount of $ 3,681 thousand, impairment of goodwill for the year ended December 31, 2003 in the amount of $ 6,017 thousand and impairment of long-lived assets for the year ended December 31, 2002 in the amount of $ 22,678 thousand (*).

         (*) As a result of the decline in the first quarter of 2002 in the demand for products of InnoWave, Management updated its forecast of anticipated sales. In accordance with the provisions of SFAS 144 (see Note 1T), a loss was recorded from the decline in value of intangible assets in InnoWave in the amount of $ 15,835 thousand. Also as a result of the expected disposal proceeds, the Company wrote down property, plant and equipment in the amount of $ 6,843 thousand.



Note 22 - Subsequent Events

         A. In January 2005, the Company was named as a defendant in a purported class action complaint filed in the United States against ECtel, certain officers and directors of ECtel, and ECI. The complaint alleges violations of U.S. Federal Securities laws by ECtel and breach of fiduciary duties by the individual defendants, in connection with disclosure of ECtel's financial results between April 2001 and April 2003. It also alleges that ECI was the controlling shareholder of ECtel during this period and, as such, influenced and controlled the purported actions by its subsidiary. Damages claimed by the plaintiff have not yet been quantified.

                  ECI believes that the allegations made in the complaint with respect to it are without merit.


         B. On February 9, 2005, the Company repaid to its Israeli banks the balance of its long-term loans of $ 30 million. See Notes 9A and 14.


         C. In February 2005, the Company has entered into a preliminary agreement to sell the long-term receivables from GVT to ABN Amro Bank for the sum of $96 million in cash, plus potentially a further amount of approximately $3.3 million based on certain contingencies. The sale is subject to certain conditions and corporate approvals, including that of the Company's shareholders, and is anticipated to close in April 2005. It is expected to result in a gain for the Company of approximately $11 million, excluding the contingent amount. See Note 4.