Form 20-F/A
KOOR INDUSTRIES LTD
filed 2005-09-16
CIK 791531

===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 20-F/A
                               (Amendment No. 1)

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

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:
                      16,033,213 Ordinary Shares, Par Value NIS 0.001 Per Share
                      ---------------------------------------------------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

         Yes   X           No
              ---              ---

Indicate by check mark which financial statements the registrant has elected to follow:

         Item 17   X       Item 18
                  ---               ---
===============================================================================

                                EXPLANATORY NOTE

         Koor Industries Ltd. ("Koor") filed its Annual Report on Form 20-F for the fiscal year ended December 31, 2004 (the "Form 20-F") with the Securities and Exchange Commission ("SEC") on July 15, 2005.

         This Amendment No. 1 to Koor's Form 20-F is filed in response to comments Koor received from the staff of the SEC to: (i) amend its disclosure under Item 15 (Controls and Procedures) to clarify that Koor's disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that it filed or submits under the Securities Exchange Act of 1934, as amended (the "Exchange Act") is accumulated and communicated to Koor's management, including its principal executive and principal financial officers, to allow timely decisions regarding required disclosure; (ii) amend its disclosure under Item 17 (Financial Statements) to provide clarifications of several differences between generally accepted accounting principles in Israel ("Israeli GAAP") and generally accepted accounting principles in the United States ("US GAAP") in its US GAAP reconciliation footnote, including providing a quantified description of the material differences between cash flows reported in Koor's primary financial statements under Israeli GAAP and cash flows that would be reported in accordance with US GAAP; (iii) amend the financial statements of Makhteshim-Agan Industries Ltd. ("M-A Industries"), which are included in Koor's Form 20-F pursuant to Rule 3-09 of Regulation S-X promulgated under the Exchange Act, to provide a quantified description of the material differences between cash flows reported in M-A Industries' primary financial statements under Israeli GAAP and cash flows that would be reported in accordance with US GAAP; and (iv) revise its auditors' report and the auditors' reports of several of its subsidiaries and affiliates to include the city and state where those auditors' reports were issued and, with respect to the auditors' report for M-A Industries, to clarify that the auditors conducted their audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).

         Pursuant to Rule 12b-15 under the Exchange Act, amendments to Form 20-F must set forth the complete text of each item as amended. Accordingly, Koor is amending and restating Items 15 and 17 of its Form 20-F in their entirety and is amending and restating M-A Industries' financial statements in their entirety. However, other than as described above, no part of Koor's Form 20-F filed on July 15, 2005, including its primary financial statements prepared in accordance with Israeli GAAP, is being amended, and no part of the Form 20-F or of the amended Items 15 and 17 as re-filed pursuant to this amendment speaks as of any date subsequent to July 15, 2005.


Item 15.      Controls and Procedures
              -----------------------

         Koor hereby amends Item 15 of its Form 20-F in its entirety and replaces it with the following:

         Disclosure Controls and Procedures. Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2004. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective in alerting them on a timely basis to material information relating to us (including our consolidated subsidiaries) required to be included in our reports filed or submitted under the Exchange Act, and that our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

         Internal Control Over Financial Reporting. There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) or 15d-15(f) under the Exchange Act) that occurred during the year ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.


Item 17.      Financial Statements
              --------------------

         Koor hereby amends Item 17 of its Form 20-F in its entirety and replaces it with the following:

         See pages F-1 through F-144, incorporated herein by reference.


Financial Statements of Makhteshim-Agan Industries Ltd.
-------------------------------------------------------

         Koor hereby amends the financial statements of M-A Industries in their entirety and replaces them with the following:

         See pages F-145 through F-232, incorporated herein by reference.


Item 19.      Exhibits.
              ---------

         Index to exhibits filed with this Amendment No. 1 to Koor's Form 20-F.

   Exhibit No.      Description
   -----------      -----------

     12.1 Certification of the Principal Executive Officer of Koor Industries Ltd. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

     12.2 Certification of the Principal Financial Officer of Koor Industries Ltd. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

     13.1 Certification of the Principal Executive and Financial Officers of Koor Industries Ltd. pursuant to 18 U.S.C.
                    Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

     14.1 Consent of KPMG Somekh Chaikin to the incorporation by reference into the effective registration statement on Form S-8 of Koor Industries Ltd. under the Securities Act of 1933 of their report with respect to the consolidated financial statements of Koor Industries Ltd., which appears in this Annual Report on Form 20-F.

                                   SIGNATURES

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                           KOOR INDUSTRIES LTD.


                                           By:    /s/ Jonathan B. Kolber
                                                -----------------------------
                                                  Jonathan B. Kolber
                                                  Chief Executive Officer

Date: September 16, 2005

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

March 29, 2005, except for Note 28, as to which the date is July 13, 2005. Tel-Aviv, Israel


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



                                                                                Koor Industries Ltd. (An Israeli Corporation)

Company Statements of Cash Flows (cont'd)
-----------------------------------------------------------------------------------------------------------------------------

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


                                                                                Koor Industries Ltd. (An Israeli Corporation)

Company Statements of Cash Flows (cont'd)
-----------------------------------------------------------------------------------------------------------------------------

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

                  14.      Impairment of Long-lived Assets to be Held and Used

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

                  In accordance with US GAAP:
                  The Company applied FAS 144 according to which a long-lived asset to be held and used is considered to be impaired only if the undiscounted cash flows of the related asset do not exceed its book value and reversals of impairments are not allowed.

                                 Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------

Note 28 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         A.       Differences between Israel GAAP and US GAAP (cont'd)

                  15.      Impairment of Investments in ECI

                  In accordance with Israeli GAAP:
                  The Company applied Standard No. 15 under which the Company is required to test the recoverable amount of the investment, which is the higher of the net sales price and usage value. A loss from impairment will be reversed only if changes have occurred in the estimates used in determining the recoverable value of the investment, from the date of recognition of the last impairment.

                  In accordance with US GAAP:
                  The Company applied APB 18 according to which a loss is recorded only when the impairment of the investee is other than temporary and reversals of impairments are not allowed.

                  The impact of the differences between Israel GAAP and US GAAP was as follows:

                         1. Recording of impairment in value
                         -----------------------------------
                         Subsequent to the negative indications concerning ECI, an impairment provision of NIS 130 million was recorded under both Israeli GAAP and US GAAP. According to Israeli GAAP, the impairment in value is recorded first by writing-off credit balances of foreign currency translation differences that were recorded directly to equity in the amount of NIS 105 million, and only the remainder of NIS 25 million was recorded as an expense in the statement of income. According to US GAAP, foreign currency translation differences are not written-off and the entire impairment is recorded as an expense in the statement of income.
                         This difference is presented in the reconciling item entitled "foreign currency translation due to impairment".

                         2. Amortization differences
                         ---------------------------
                         The Company allocated the excess of fair value of ECI's net assets over the book value of those assets ("the impairment provision") to the net assets of ECI and amortized the impairment provision over the useful life of these assets.
                         According to Israeli GAAP, the allocation is first to the intangible assets of the investee and then to the non-monetary assets of the investee on a proportional basis.
                         According to US GAAP the allocation is to non-current assets only, on a proportional basis. The different bases of allocation between Israeli GAAP and US GAAP resulted in differences in the amortization amounts recorded in the statement of income, due to different amortization rates of different asset types (inventory, fixed assets, intangible assets).
                         These differences are presented in the reconciling item entitled "differences from investee due to impairment previously recorded".

                                 Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------

Note 28 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

          A.     Differences between Israel GAAP and US GAAP (cont'd)

                 15.     Impairment of Investments in ECI (cont'd)

                         3. Reversal of impairment
                         -------------------------
                         Subsequent to the recovery of ECI, under Israeli GAAP the impairment provision was reversed and Koor once again presented its investment in ECI according to the equity method.
                         According to Israeli GAAP, an impairment provision may be reversed if there is an increase in the fair value of the investee company. According to US GAAP, an impairment provision may not be reversed.
                         The reversal according to Israeli GAAP was not recorded in the statement of income, but rather as a credit to equity as foreign currency translation differences.

                  16.      Amortization of Goodwill:

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


                  18.      Capitalization of licensing costs

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

                  20. Gains from decline in holdings in consolidated and affiliated companies

                  Various GAAP differences affecting the shareholders' equity of the consolidated or affiliated company, cause differences in the book value of the investment at the Company level, i.e. the Company's book value of the holdings according to US GAAP differs from the book value according to Israeli GAAP. Therefore the amounts of the gains according to US GAAP differ from the amounts of the gains according to Israeli GAAP.

                  21.      Restatement

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



                                 Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------

Note 28 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         A.       Differences between Israel GAAP and US GAAP (cont'd)


                  22.      Statements of cash flows

                  (a) Translation differences in respect of cash and cash equivalents

                           In accordance with Israeli GAAP:

                           The statements shall report the effect of exchange rate changes on cash and cash equivalents balances held in foreign currencies, only in "autonomous foreign entities".

                           In accordance with US GAAP:

                           The statements shall report the effect of exchange rate changes on all cash and cash equivalents balances held in foreign currencies.

                  (b)      Securitization transaction

                           In accordance with Israeli GAAP:

                           The securitization transaction (see Note 3C(2)) was classified as a sale of trade receivables. Thus, cash flows, derived from that transaction, were classified as cash flows from operating activities.

                           In accordance with US GAAP:

                           Until June 30, 2003 the securitization transaction did not meet the criteria set out by FAS 140 for the classification as a sale of trade receivables and was classified as a secured borrowing. Therefore, cash flows derived from this transaction until June 30, 2003 were classified as cash flows from financing activities.

                  (c)      Consolidation of M-A Industries

                           In accordance with Israeli GAAP:

                           In 2004, Koor consolidates M-A Industries' cash flows.

                           In accordance with US GAAP:

                           Beginning in 2004, M-A Industries is accounted under the equity method for US GAAP purposes, therefore M-A Industries' cash flows are not consolidated.

                           See also Note 28A(17).

                                 Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------

Note 28 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)


         B. The effect of the material differences between Israeli and US GAAP on the financial statements

         1.        Statements of operations:

                                                                                             Year ended December 31
                                                                             ----------------------------------------------------
                                                                                    2004                2003               2002
                                                                             ------------   -----------------   -----------------
                                                                                               NIS thousands
                                                                             ----------------------------------------------------

         a) Net earnings (loss) as reported, according to
                  Israeli GAAP                                                  144,990             46,362          (766,969)

                  Amortization of deferred interest in respect of
                   the restructuring of debts - Note 28A(2)                           -                  -             4,812
                  Salary expenses in respect of share options
                   issued to employees - Note 28A(4)                            (91,318)          (185,276)              486
                  Loss (gain) from marketable securities, net - Note 28A(5)      (4,295)           (58,319)           54,145
                  Provisions for anticipated losses from realization
                   of convertible securities in investee companies  -
                   Note 28A(7)                                                   10,106             50,729              (515)
                  Amortization of discount in respect of
                   convertible debentures - Note 28A(6)                               -                (18)             (338)
                  Severance pay arising from an efficiency program
                  -  Note 28A(8)                                                 17,326            (10,181)            7,130
                  Gains from  decline in holding in consolidated and
                    affiliated companies - Note 28A(20)                          11,829                  -             6,199
                  Venture capital investments - Note 28A(10)                    (20,726)            15,790           (16,327)
                  Temporary differences resulting from recognition
                   of revenue arising from application of SAB 101 - Note 28A(11)      -              7,949             2,230
                  Profit from exchange of assets - Note 28A(12)                       -                  -            15,105
                  Discontinued activities                                             -                  -               835
                  Impairment in value of long-lived assets to be held
                    and used - Note 28A(14)                                      (1,277)            (4,983)            5,858
                  Differences from investee due to impairment
                   previously recorded - Note 28A(15)                            29,588            (19,676)          (14,342)
                  Foreign currency translation due to impairment - Note 28A(15)       -                  -          (105,124)
                  Amortization of goodwill - Note 28A(16)                        39,938             40,949            87,234
                  Expensing of licensing costs - Note 28A(18)                    (8,859)          *(16,793)         *(53,594)
                  Derivatives (FAS 133) - Note 28A(13)                            4,602            (34,002)          (12,690)
                  Other                                                             711              1,078            (4,669)
                                                                             ------------   -----------------   -----------------
                                                                                (12,375)          (212,753)          (23,565)
                  Income taxes - Note 28A(3)                                    (21,212)           (79,808)           42,434
                  Minority interests in respect of the above
                   differences                                                      170           *137,275          *(13,605)
                                                                             ------------   -----------------   -----------------
                                                                                (33,418)          (155,286)            5,264

                  Cumulative effect as beginning of the year                          -                  -              (806)
                                                                             ------------   -----------------   -----------------
                                                                                (33,418)          (155,286)            4,458
                                                                             ------------   -----------------   -----------------

                  Net earnings (loss) according to US GAAP                      111,572         *(108,924)         *(762,511)
                                                                             ============   =================   =================

                  *        Restated, see Note 28A(21).

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
                                                                            =============    ===============    ================

                  As reported according to US GAAP                                 4.89            * (7.82)         * (50.65)
                                                                            =============    ===============    ================

                  Weighted average of number of shares and
                   share equivalents according to US GAAP                    16,242,770       **15,474,614      **15,173,291
                                                                            =============    ===============    ================
                  *        Restated, see Note 28A(21).

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

         *        Restated, see Note 28A(21).



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


                                 Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------


Note 28 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         B. The effect of the material differences between Israeli and US GAAP on the financial statements (cont'd)

         (1)      Adjustment of value of investment securities to market value.
         (2)      Adjustments to the investments in M-A Industries and ECI
         (3) Reconciliation of deposits funded in respect of severance pay.
         (4) Reversal of periodical provisions related to goodwill and intangible assets.
         (5) Provision for employee severance benefits resulting from an efficiency program.
         (6)      Financial derivatives.
         (7)      Change in deferred taxes.
         (8)      Effects of the reconciliation to US GAAP.
         (9)      Share options issued to employees.
         (10) Cumulative foreign currency translation adjustments, cancellation of provision for decline in value of autonomous investee.
         (11)     See Note 28 A(17).

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

         *        Restated, see Note 28A(21).

                                 Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------


Note 28 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         B. The effect of the material differences between Israeli and US GAAP on the financial statements (cont'd)

         4.       Cash flows:

                                                                           Year ended December 31
                                                                  2004(1)          2003(2)         2002(2)
                                                              -------------     ------------     -----------
                                                                             NIS thousands
                                                              ----------------------------------------------
         Net cash flows from operating activities:
         Israeli GAAP                                              890,673          774,775         427,451
         Adjustments                                              (907,798)        (235,808)        (23,427)
                                                              -------------     ------------     -----------
         US GAAP                                                   (17,125)          538,967         404,024
                                                              -------------     ------------     -----------

         Net cash flows from investing activities:
         Israeli GAAP                                            (722,839)         266,585         (257,813)
         Adjustments                                              383,650                -                -
                                                              -------------     ------------     -----------
         US GAAP                                                 (339,189)         266,585         (257,813)
                                                              -------------     ------------     -----------

         Net cash flows from financing activities:
         Israeli GAAP                                            (128,069)      (1,209,783)        (223,720)
         Adjustments                                               340,457          211,182           29,568
                                                              -------------     ------------     -----------
         US GAAP                                                   212,388        (998,601)        (194,152)
                                                              -------------     ------------     -----------

         Translation differences in respect of cash and cash equivalents:
         Israeli GAAP                                              (15,858)         (28,273)          3,056
         Adjustments (3)                                             9,316            24,626         (6,141)
                                                              -------------     ------------     -----------
         US GAAP                                                    (6,542)          (3,647)         (3,085)
                                                              -------------     ------------     -----------

         Increase (decrease) in cash and cash equivalents:
         Israeli GAAP                                               23,907         (196,696)        (51,026)
         Adjustments                                              (174,375)               -               -
                                                              -------------     ------------     -----------
         US GAAP                                                  (150,468)        (196,696)        (51,026)
                                                              -------------     ------------     -----------

         Balance of cash and cash equivalents at beginning of year:
         Israeli GAAP and US GAAP                                 593,403          790,099          841,125
                                                              -------------     ------------     -----------

         Balance of cash and cash equivalents at end of year:
         Israeli GAAP                                              617,310          593,403         790,099
         Adjustments                                              (174,375)               -               -
                                                              -------------     ------------     -----------
         US GAAP                                                   442,935          593,403         790,099
                                                              -------------     ------------     -----------
(1)      See Note 28A(22)(c).
(2)      See Note 28A(22)(b).
)3)      See Note 28A(22)(a).

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

                                 Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements
------------------------------------------------------------------------------


Note 28 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         D. Summarized financial information of proportionately consolidated companies

         (1)      Telrad
         A.       As at December 31, 2004

                                                              Israeli GAAP       Adjustments         US GAAP
                                                             -------------     -------------   -------------
                                                             NIS thousands     NIS thousands   NIS thousands
                                                             -------------     -------------   -------------

         Current assets                                             295,867           4,735          300,602
         Non-current assets                                         144,386           6,735          151,121
         Current liabilities                                        197,173        (17,326)          179,847
         Non-current liabilities                                     86,589               -           86,589
         Minority interests                                           4,814           3,765            8,579

         B.       For the three months ended December 31, 2004 (1)

         Revenue from sales and services                              93,403
         Gross profit (loss)                                        (11,565)
         Net loss according to Israeli GAAP                         (61,114)
         Adjustment to US GAAP                                        18,970
         Net loss according to US GAAP                              (42,144)

         Cash flows from operating activities                          7,259
         Cash flows from investing activities                       (13,043)
         Cash flows from financing activities                         27,757

         (1) Telrad is included in Koor's financial statements by the proportionate consolidation method from the fourth quarter of 2004. See Note 3D(1).

         (2) Proportionately consolidated companies of Sheraton

         A.       As at December 31, 2004

                                                              Israeli GAAP       Adjustments         US GAAP
                                                             -------------     -------------   -------------
                                                             NIS thousands     NIS thousands   NIS thousands
                                                             -------------     -------------   -------------

         Current assets                                              20,694               -           20,694
         Non-current assets                                         220,893         (2,516)          218,377
         Current liabilities                                         29,530               -           29,530
         Non-current liabilities                                    219,890               -          219,890

         B.       For the year ended December 31, 2004

         Revenue from sales and services                              83,238
         Gross profit                                                 22,710
         Net loss according to Israeli GAAP                          (1,416)
         Adjustment to US GAAP                                         1,078
         Net loss according to US GAAP                                 (338)

         Cash flows from operating activities                          5,808
         Cash flows from investing activities                            942
         Cash flows from financing activities                        (3,584)

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


January 28, 2005
New York, New York

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


January 21, 2005
New York, New York

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


January 21, 2005
New York, New York

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

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States) as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

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


                                           /s/ Kost, Forer Gabbay & Kasierer

Tel-Aviv, Israel                               KOST, FORER GABBAY & KASIERER
March 2, 2005                                A Member of Ernst & Young Global

                                                Makhteshim-Agan Industries Ltd.

Financial Statements as at December 31, 2004
-------------------------------------------------------------------------------


CONTENTS


                                                                           PAGE


Auditors' Report                                                          F-146


Consolidated Balance Sheets                                               F-147


Company Balance Sheets                                                    F-149


Consolidated Statements of Income                                         F-150


Company Statements of Income                                              F-151


Statements of Changes in Shareholders' Equity                             F-152


Consolidated Statements of Cash Flows                                     F-153


Company Statements of Cash Flows                                          F-155


Notes to the Financial Statements                                         F-157


Appendix to the Financial Statements - Schedule of Investee Companies     F-231

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

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and on the reports of other auditors, as mentioned above, the financial statements referred to above present fairly, in all material respects, the financial position of the Company and the consolidated financial position of the Company and its subsidiaries, as at December 31, 2004 and 2003, and the results of the operations, the changes in the shareholders' equity and the cash flows - Company and consolidated - for each of the three years, the last of which ended December 31, 2004, in conformity with generally accepted accounting principles in Israel. Furthermore, these statements have, in our opinion, been prepared in accordance with the Securities Regulations in Israel (Preparation of Annual Financial Statements), 1993.

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

March 8, 2005, except for Note 34, as to which the date is July 13, 2005. Tel-Aviv, Israel


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

                                                                                              Makhteshim-Agan Industries Ltd.

Consolidated Statements of Cash Flows (cont'd)
-----------------------------------------------------------------------------------------------------------------------------

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

                                               Makhteshim-Agan Industries Ltd.


Notes to the Financial Statements
-------------------------------------------------------------------------------


Note 34 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         A.      Material Differences between Israeli GAAP and US GAAP (cont'd)

         14.     Statements of cash flows

         (a)     Translation differences in respect of cash and cash equivalents

                 In accordance with Israeli GAAP:

                 The statements shall report the effect of exchange rate changes on cash and cash equivalents balances held in foreign currencies, only in "autonomous foreign entities", in a separate part of the reconciliation of the change in cash and cash equivalents during the period.

                 In accordance with US GAAP:

                 The statements shall report the effect of exchange rate changes on all cash and cash equivalents balances held in foreign currencies as a separate part of the reconciliation of the change in cash and cash equivalents during the period.

         (b)     Securitization transaction (see Note 3)

                 In accordance with Israeli GAAP:

                 The securitization transaction was classified as a sale of trade receivables. Thus, cash flows, derived from that transaction, were classified as cash flows from operating activities.

                 In accordance with US GAAP:

                 Until June 30, 2003 the securitization transaction did not meet the criteria set out by FAS 140 for the classification as a sale of trade receivables and was classified as a secured borrowing. Therefore, cash flows derived from this transaction until June 30, 2003 were classified as cash flows from financing activities.

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
                                                                             =========          =========          =========



                  b) Earnings per ordinary share


                                                                                         Year ended December 31
                                                                             -----------------------------------------------
                                                                                2004              2003              2002
                                                                                              US$ thousands
                                                                             -----------------------------------------------


                 Basic earnings per ordinary share:
                 As reported according to Israeli GAAP                              0.39             0.26              0.17
                                                                              ==========       ==========          =========
                 As reported according to US GAAP                                   0.32             0.15              0.15
                                                                              ==========       ==========          =========
                 Weighted average of number of shares and
                  share equivalents according to US GAAP                         383,907          363,308           361,815
                                                                              ==========       ==========          =========
                 Fully diluted earnings per ordinary share:
                 As reported according to Israeli GAAP                              0.37             0.25              0.15
                                                                              ==========       ==========          =========
                 As reported according to US GAAP                                   0.28             0.14              0.13
                                                                              ==========       ==========          =========
                 Weighted average of number of shares and
                   equivalents according to US GAAP                              446,098          401,109           399,071
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
                                                                      ========     =========    =========


4.       Statements of cash flows

                                                                              Year ended December 31
                                                                 -------------------------------------------
                                                                       2004            2003            2002
                                                                 -------------------------------------------
                                                                                  US$ thousands
                                                                 -------------------------------------------
        Net cash flows generated by operating activities:
        According to Israeli GAAP                                   215,653         249,240         108,230
        Effect of change in exchange rate on cash (A14a)             (1,997)         (5,434)          1,654
        Classification of securitization transaction (A14b)               -         (48,226)         (6,242)
                                                                 -------------------------------------------
        According to US GAAP                                        213,656         195,580         103,642
                                                                 ===========================================
        Net cash flows generated by financing activities:
        According to Israeli GAAP                                   (82,033)       (155,926)        124,083
        Classification of securitization transaction                      -          48,226           6,242
        (A14b)
                                                                 -------------------------------------------
        According to US GAAP                                        (82,033)       (107,700)        130,325


                                               Makhteshim-Agan Industries Ltd.


Notes to the Financial Statements
-------------------------------------------------------------------------------


Note 34 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         B. The effect of the material differences between Israeli and US GAAP on the financial statements (cont'd)

         4.       Statements of cash flows (cont'd)

         Translation differences in respect of cash balances of autonomous foreign investee companies:

                                                                              Year ended December 31
                                                                 -------------------------------------------
                                                                       2004            2003            2002
                                                                 -------------------------------------------
                                                                                  US$ thousands
                                                                 -------------------------------------------

         Translation differences in respect of cash balances:
         According to Israeli GAAP                                        -               -            (272)
         Effect of change in exchange rate on cash (A14a)             1,997           5,434          (1,654)

         According to US GAAP                                         1,997           5,434          (1,926)


Note 35 - Events (Unaudited) Subsequent to the Date of the Independent Auditors' Report

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


Note 35 - Events (Unaudited) Subsequent to the Date of the Independent Auditors' Report (cont'd)

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
