Form 20-F
period 2005-12-31
KOOR INDUSTRIES LTD
filed 2006-07-13
CIK 791531

===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

                Annual Report pursuant to Section 13 or 15(d) of
                       the Securities Exchange Act of 1934

                   For the fiscal year ended December 31, 2005

                          Commission file number 1-9178

                              KOOR INDUSTRIES LTD.
 ------------------------------------------------------------------------------
    (Exact name of Registrant as specified in its charter and translation of
                         Registrant's name into English)

-------------------------------------------------------------------------------
                                     Israel
 ------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)

                 14 Hamelacha Street, Rosh Ha'ayin 48091, Israel
 ------------------------------------------------------------------------------
                    (Address of principal executive offices)

               Securities registered or to be registered pursuant
                          to Section 12(b) of the Act:

                                                       Name of Each Exchange
        Title of Each Class                             On Which Registered
-------------------------------                 -------------------------------

                                                      New York Stock Exchange
        American Depositary Shares, Each
           Representing 0.20 Ordinary
      Shares, Par Value NIS 0.001 Per Share

               Securities registered or to be registered pursuant
                          to Section 12(g) of the Act:

                                      None
 -----------------------------------------------------------------------------
                                (Title of Class)


              Securities for which there is a reporting obligation
                     pursuant to Section 15(d) of the Act:

                                      None
 ------------------------------------------------------------------------------
                                (Title of Class)


Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual
report:              16,162,467 Ordinary Shares, Par Value NIS 0.001 Per Share
                     ---------------------------------------------------------


Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

         Yes   X           No
            -------          --------

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

         Yes               No   X
            ---------        -------

Note--checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:


         Yes   X           No
            -------          --------

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer  X    Accelerated Filer       Non-accelerated filer
                       -----                   -----                       -----

Indicate by check mark which financial statements the registrant has elected to follow:


         Item 17   X       Item 18
                -------           --------

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).


         Yes               No   X
            ---------        -------
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

         In this annual report, unless otherwise specified or unless the context otherwise requires, all references to "$" or "dollars" are to U.S. dollars and all references to "NIS" are to New Israeli Shekels. Unless otherwise stated, certain amounts reported in adjusted NIS on Koor's consolidated financial statements for the year ended December 31, 2005 have been translated into U.S. dollars for the convenience of the reader at the exchange rate of the dollar on December 31, 2005 (NIS 4.603 = $1.00), as published by the Bank of Israel (see
Note 1C to our consolidated financial statements included elsewhere in this annual report). Therefore, it is possible to compute the dollar equivalent of any of the figures in adjusted NIS by dividing such NIS by the rate of exchange at December 31, 2005.

         In this document, all references to Koor's percentage of equity ownership in its subsidiaries are prior to having taken into account the possible dilution that may be caused by the exercise of options granted to executive officers of certain subsidiaries or of other convertible securities.

         During 2005, Koor sold part of its investments in Makhteshim-Agan Industries Ltd. and Telrad Networks Ltd. As a result, Koor ceased to control these companies, which resulted in their deconsolidation during 2005. These companies are now included in Koor's consolidated financial statements according to the equity method. As a result of the deconsolidation of these companies and to reflect the nature of the Koor's activities as a holding company, we have classified our statement of operations in a single-stage format. Total revenues and earnings, including Koor's equity in the results of affiliates, are presented within revenues. The

                                       i


comparative figures have been reclassified on a consistent basis. As a result, Koor's results of operations for the year ended December 31, 2005 are not comparable, on a line by line basis, to previous years; however, net earnings is comparable to the prior periods.

                                TABLE OF CONTENTS

                                     PART I

Item 1.     Identity of Directors, Senior Management and Advisers..............1
Item 2.     Offer Statistics and Expected Timetable............................1
Item 3.     Key Information....................................................1
Item 4.     Information on the Company........................................13
Item 4A.    Unresolved Staff Comments.........................................40
Item 5.     Operating and Financial Review and Prospects......................41
Item 6.     Directors, Senior Management and Employees........................65
Item 7.     Major Shareholders and Related Party Transactions.................77
Item 8.     Financial Information.............................................80
Item 9.     The Offer and Listing.............................................84
Item 10.    Additional Information............................................86
Item 11.    Quantitative and Qualitative Disclosures About Market Risk.......103
Item 12.    Description of Securities Other than Equity Securities...........106

                                    PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies..................107
Item 14.    Material Modifications to the Rights of Security Holders
            and Use of Proceeds..............................................107
Item 15.    Controls and Procedures..........................................107
Item 16A.   Audit Committee Financial Expert.................................107
Item 16B.   Code of Ethics...................................................107
Item 16C.   Principal Accountant Fees and Services...........................108
Item 16D.   Exemptions from the Listing Standards for Audit Committees.......109
Item 16E.   Purchases of Equity Securities by the Issuer and Affiliated
            Purchasers.......................................................109

                                    PART III

Item 17.    Financial Statements.............................................110
Item 18.    Financial Statements.............................................110
Item 19.    Exhibits.........................................................110

Index to Consolidated Financial Statements...................................F-1

Index to Consolidated Financial Statements of Makhteshim-Agan
Industries Ltd.............................................................F-147

Index to Consolidated Financial Statements of ECI Telecom Ltd..............F-238

                                     PART I

Item 1.  Identity of Directors, Senior Management and Advisers.
         -----------------------------------------------------

         Not Applicable.

Item 2.  Offer Statistics and Expected Timetable.
         ---------------------------------------

         Not Applicable.

Item 3.  Key Information.
         ---------------

Selected Financial Data

         The following selected consolidated financial data as of December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005 have been derived from our audited consolidated financial statements included in this annual report. These financial statements have been prepared in accordance with generally accepted accounting principles in Israel, or Israeli GAAP, which differ in certain significant respects from U.S. GAAP (see Note 29 to our consolidated financial statements included elsewhere in this annual report), and audited by KPMG Somekh Chaikin, independent registered public accountants. The consolidated selected financial data as of December 31, 2001, 2002 and 2003 and for the years ended December 31, 2001 and 2002 have been derived from other audited consolidated financial statements not included in this annual report. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to "Item 5, Operating and Financial Review and Prospects" and the consolidated financial statements and notes thereto and other financial information included elsewhere in this annual report.

         The financial data amounts are expressed in NIS or in dollars. For the convenience of the reader, the 2005 data contain translations of NIS into dollars. No representation is made that NIS amounts have been, could have been or can be converted into dollars at the prevailing rate on December 31, 2005, or at any other rate. In accordance with amendments to Israeli GAAP published in October 2001 and December 2002, our financial statements for the years ended December 31, 2004 and 2005 are no longer adjusted to reflect the effects of inflation. For all financial reporting periods until December 31, 2003, Israeli GAAP required that our consolidated financial statements recognize the effects of inflation. Consequently, all figures for prior periods have been adjusted to reflect the increase in the Israeli Consumer Price Index, or CPI, and are accordingly all expressed in terms of the purchasing power as of December 31, 2003, and not in the figures as originally reported.


                                                                        Year Ended December, 31
                                        ----------------------------------------------------------------------------------------
                                           2001            2002            2003           2004           2005            2005
                                        -----------    -----------      -----------    -----------     -----------   -----------
                                                            (In thousands, except share and per share data)
                                           Adjusted NIS as of December 31, 2003                    NIS                US Dollars
                                        -------------------------------------------    ---------------------------   -----------
Operating Data:
Israeli GAAP:
Revenue and earnings
  Revenue from sales and services...      5,913,651       5,752,475       6,338,626      8,007,613         988,382       214,726
  Group's equity in the operating
   results of investee companies,
   net (1)(2).......................    (1,894,525)       (251,961)       (116,729)       (35,060)         363,535        78,978
  Other income, net.................              -               -               -              -         223,205        48,491
                                        -----------    -----------      -----------    -----------     -----------   -----------
                                          4,019,126       5,500,514       6,221,897      7,972,553       1,575,122       342,195
                                          6,602,236       6,096,321
Costs and losses(3).................    (2,583,110)       (595,806)       5,879,485      7,148,500       1,237,724       268,895
Earnings before income tax..........                                        342,412        824,053         337,398        73,300

Minority interest in consolidated
  companies' results, net...........          5,991        (65,014)        (207,006)     (430,921)           9,135         1,985
Net earnings (loss) from continuing
  operations........................    (2,604,997)       (800,452)          41,553        120,802         265,832        57,752
Net earnings from discontinued
  operations(4).....................       (47,083)          33,483           4,809         24,188          50,381        10,945
Cumulative effect as of the
  beginning of the year of change in
  accounting method(5)..............              -               -               -              -         (3,054)         (663)
Net earnings (loss) for the year....    (2,650,927)       (766,969)          46,362        144,990         313,159        68,034

Basic earnings (loss) per share.....       (174.54)         (50.55)            2.95           8.85           18.92         4.11
Weighted average number of shares
  used in computing basic earnings
  (loss) per share..................     15,188,463      15,173,291      15,716,725     16,381,279      16,555,143
Diluted earnings (loss) per share...       (174.54)         (50.55)            2.95           8.85           18.92         4.11
Weighted average number of shares
  used in computing diluted earnings
  (loss) per share..................     15,188,463      15,173,291      15,716,725     16,381,279      16,555,143

U.S. GAAP:
Net earnings (loss).................    (2,599,987)       (762,511)       (108,924)        111,572         351,459       76,354
Basic earnings (loss) per ordinary
  share.............................       (171.17)         (50.25)          (7.04)           7.05           21.85         4.75
Basic earnings (loss) per ADS.......        (34.23)         (10.05)          (1.41)           1.41            4.37         0.95
Diluted earnings (loss) per ordinary
  share.............................       (171.17)         (50.65)          (7.82)           4.89           19.77         4.30
Diluted earnings (loss) per ADS.....        (34.23)         (11.75)          (1.56)           0.98            3.95         0.86

Balance Sheet Data:
Israeli GAAP:
Working capital.....................      1,644,637         710,281         790,086        765,493         543,383       118,050
Total assets (1)(2).................     13,514,082      13,432,798      11,869,757     13,129,354       5,292,436     1,149,780
Short-term debt.....................      1,741,014       2,224,771       1,527,942      1,657,200         272,127        59,119
Long-term debt......................      4,625,272       3,941,847       3,119,606      2,259,211       1,609,296       349,619
Shareholder's equity................      2,195,834       1,727,169       1,740,393      1,876,467       2,482,607       539,346

U.S. GAAP:
Total assets (1)(2).................     13,818,527      13,788,604      12,012,241      6,342,023       5,346,120    1,161,443
Shareholder's equity................      2,065,672       1,626,469       1,582,122      1,767,850       2,483,112      539,455

Number of shares outstanding........     15,168,884      15,173,377      15,741,160     15,824,185      16,146,668

(1) As a result of the sale of a portion of our interest in MA Industries in February 2005, as described elsewhere in this annual report, we discontinued the consolidation of MA Industries' results effective as of January 1, 2005. Accordingly, MA Industries' financial statements are not consolidated in our consolidated financial statements as of and for the year ended December 31, 2005, but rather are recognized according to the equity method. See Note 3B(2) to our consolidated financial statements included elsewhere in this annual report.

(2) As a result of the sale of a portion of our interest in Telrad Networks to Fortissimo in two stages, one in November 2004 and the other in June 2005, as described elsewhere in this annual report, we proportionally consolidated Telrad Networks' results from October 1, 2004 through June 30, 2005 and we discontinued the consolidation of Telrad Networks' results effective as of July 1, 2005. Accordingly, Telrad Networks' financial statements are not consolidated in our consolidated financial statements as of and for the six month period ended December 31, 2005, but rather are recognized according to the equity method. See
Note 3C(1) to our consolidated financial statements included elsewhere in this annual report.

(3) Costs and losses includes cost of sales and services, selling and marketing expenses, general and administrative expenses, other expenses, net and financing expenses, net.

(4) The financial statements have been reclassified in respect of Elisra Electronic Industries Ltd. and Koor Trade Ltd. that have been presented as discontinued operations. See also Note 24 to our consolidated financial statements included elsewhere in this annual report.

 (5) Israel Accounting Standards Board (IASB) Accounting Standard No. 19 on "Taxes on Income" (published July 2004) became effective for periods beginning on January 1, 2005. We adopted this standard as a cumulative effect of a change in accounting method. The transition to this standard resulted in a one-time effect of a net decrease in net earnings of NIS 3 million derived mainly from an increase in liabilities for deferred taxes relating to property. See Note 2(S) to our consolidated financial statements included elsewhere in this annual report.

Exchange Rate Information

         The following table shows, for each of the months indicated the high and low exchange rates between New Israeli Shekels and U.S. dollars, expressed as shekels per U.S. dollar and based upon the daily representative rate of exchange as reported by the Bank of Israel:

Month                                          High (NIS)          Low (NIS)
------------------                           ---------------     ---------------
January 2006...............................      4.658               4.577
February 2006..............................      4.664               4.725
March 2006.................................      4.658               4.717
April 2006.................................      4.503               4.671
May 2006...................................      4.522               4.428
June 2006..................................      4.524               4.436

         The following table shows, for periods indicated, the average exchange rate between New Israeli Shekels and U.S. dollars, expressed as shekels per U.S. dollar, calculated based on the average of the exchange rates on the last day of each month during the relevant period as reported by the Bank of Israel:

Year                                                            Average (NIS)
--------------                                               -------------------
2001.......................................................         4.203
2002.......................................................         4.738
2003.......................................................         4.530
2004.......................................................         4.482
2005.......................................................         4.488


         On June 30, 2006, the exchange rate between New Israeli Shekels and U.S. dollars, as reported by the Bank of Israel, was NIS 4.440 to U.S.$1.00.

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

         We did not pay or declare any dividend for 2005, 2004, 2003, 2002 or 2001.

Risk Factors

         Risks Related to Koor

We depend on our subsidiaries and affiliates for distributions and management fees.

         We conduct our business primarily through our wholly and partially owned subsidiaries and affiliates, and are partially dependent upon management fees and cash distributions from our subsidiaries and affiliates as a source of cash flow for funding our corporate level activities. We received management fees in the amount of NIS 20 million and NIS 22 million in 2005 and 2004, respectively, pursuant to management agreements between us and several of our subsidiaries and affiliates. In addition, in 2004 we received NIS 135 million in distributions from subsidiaries and affiliates, of which NIS 68 million was received from Makhteshim-Agan Industries Ltd., or MA Industries and NIS 67 million was received as an initial liquidating distribution in respect of our wholly owned subsidiary, Tadiran Ltd., or Tadiran. In 2005, we received NIS 114 million in distributions from subsidiaries and affiliates, of which NIS 82 million was received from MA Industries and NIS 14 million was received as a final liquidating distribution in respect of Tadiran.

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

If the sectors of the telecommunication equipment market targeted by our affiliated company do not continue to grow, that affiliated company's results of operations, and consequently, our net earnings, may be materially adversely affected.

         For the years ended December 31, 2005 and 2004, our equity in the results of our affiliated company ECI Telecom Ltd. or ECI, accounted for approximately 18% and -10%, respectively, of our consolidated net earnings. As of December 31, 2005 and 2004 our investment in ECI accounted for 32% and 36%, respectively, of our total shareholders' equity.

         ECI has targeted the optical networks and broadband sectors of the telecommunication equipment market, which have expanded in recent years. The optical networks market is being driven by the significant increase in cellular subscription in emerging markets and the building of "third generation" networks in more developed countries. The broadband market has benefited from a substantial expansion in broadband subscription, particularly in Europe and the range of services being offered, including the recent introduction of "triple play" applications (voice, data and video - in particular IP television - has increased. Furthermore, in June 2005, ECI purchased Laurel Networks Inc. for $88 million, and Laurel became ECI's data networking division, one of ECI's core businesses.

         If either the optical networks market or the broadband market fail to continue to grow, or if ECI is unable to respond adequately and take full advantage of the growth, or if ECI is unable to increase sales of data networking products sufficiently, ECI's business and results of operations may be materially adversely affected and consequently, our net earnings may be materially adversely affected.

Our affiliated companies need to develop and introduce new products and penetrate new markets in the telecommunication equipment and agrochemical businesses in order to remain competitive in those industries. These affiliated companies are also partially dependent on licensed technology.

         For the years ended December 31, 2005 and 2004, our affiliated companies, ECI and Telrad Networks Ltd., or Telrad, which operate in the telecommunication equipment business, and MA Industries Ltd., or MA Industries, which operates in the agrochemical business, together accounted for approximately 103% and 81%, respectively, of our consolidated net earnings. In addition, as of December 31, 2005 and 2004, our investments in ECI, Telrad and MA Industries together accounted for approximately 102% and 122%, respectively, of our total shareholders' equity. The business and market in these segments are characterized by rapid technological and product development. Consequently, the ability to anticipate changes in technology and to develop and introduce new and enhanced products on a timely basis will be significant factors in the ability of these businesses to grow and remain competitive. We cannot assure you that our affiliated companies will be able to develop new products and technologies on a timely basis in order to remain competitive in the telecommunication equipment and agrochemical industries.

The telecommunications equipment market is very competitive and our affiliated companies that are active in this market face intense price pressure, particularly from Chinese competitors. Such competition and price pressure could materially adversely affect these affiliated companies' results of operations, and consequently, our net earnings.

         ECI and Telrad, two of our affiliated companies, operate in the telecommunications equipment market. As of December 31, 2005 and 2004 our investments in ECI and Telrad accounted for approximately 34% and 44%, respectively, of our total shareholders' equity.

         The telecommunications market is very competitive and competition may increase in the future. Current competitors in this market include Alcatel, Huawei, Lucent, Marconi (recently acquired by Ericsson), Nortel, Siemens and others. All of these are larger than our affiliates and may have greater name recognition, broader product lines, larger customer bases, and more extensive relationships with customers. They may also have greater resources than those currently available to our affiliates. In addition, our affiliates may face particularly intensive price pressure as a result of competition from Chinese vendors.

         Increased competition and pricing pressure could have a material adverse effect on our business, financial condition and operating results and may result in lower margins, loss of market share and other adverse factors.

Telrad, one of our significant affiliates, depends on one key customer.

         Telrad, one of our significant affiliates, is substantially dependent upon its relationship with Nortel as a key supplier of technology and as a key customer of Telrad's products. For the years ended December 31, 2005 and 2004, approximately 34% and 62%, respectively, of Telrad's sales were derived from sales to Nortel. Accordingly, Telrad's sales volume is directly influenced by Nortel's sales forecasts and actual purchases. Although we and Telrad believe that the relationship with Nortel is generally good, if such relationship was to be terminated or diminished for any reason, it could have a material adverse affect on Telrad's business, financial condition or results of operation, which may have an adverse effect on our net earnings.

Economic instability in the emerging markets of South America and Central and Eastern Europe poses a risk to the agrochemicals business of MA Industries, one of our significant affiliates.

         The activity of MA Industries in South America (mainly Brazil) and in countries in Central and Eastern Europe, is exposed to risk resulting from the possibility of economic instability in these countries such as exchange rate fluctuations (customer accounts receivable are in local currency), high inflation and interest rates, and changes in economic legislation. A portion of the above mentioned risks are hedged by means of various instruments. The relative share of our agrochemicals activities in these markets is decreasing over the years due to MA Industries' strategy to expand its activities in economically-stable markets.

Disruption in the supply of raw materials and/or disruption in transportation services could have a negative impact on MA Industries' agrochemicals business.

         MA Industries imports raw materials to its manufacturing facilities in Israel, and exports products to its non-Israeli subsidiaries for manufacturing, formulation and distribution through three Israeli ports. In the event that one of these ports will be disrupted for an extended period of time, such as during an employee strike, MA Industries may have significant difficulty obtaining raw materials required for manufacture of its products, or obtaining them at economically viable prices. Similarly, MA Industries may be unable to transport its products to its non-Israeli subsidiaries for manufacturing, formulation and distribution, or to transport them at reasonable costs. Therefore, extensive disruptions at one of these ports could have a negative effect on MA Industries' agrochemicals business.

Concentration of manufacturing in a limited number of manufacturing facilities could pose a risk for MA Industries' agrochemicals business.

         A significant part of the manufacturing activities of MA Industries takes place in a limited number of facilities. Significant damage to any of these facilities due to natural disaster or other causes could have a significant negative impact on MA Industries' agrochemicals business.

MA Industries' operations are exposed to stricter environmental, health and safety regulations and standards

         Companies in the plant protection products industry, such as several of MA Industries' subsidiaries, purchase, manufacture, sell and distribute materials that can be hazardous to the environment. Consequently, their activities are subject to comprehensive regulation concerning the storage, handling, manufacture, conveying, use and disposal of those products, their components and their byproducts. Specifically, MA Industries' subsidiaries' manufacturing and formulation facilities in Israel, Brazil, Colombia, Greece and Spain operate, in each of those countries, in accordance with environmental standards for air pollution, removal of effluents, the use and handling of hazardous materials, methods for the removal of waste and the cleaning up of existing environmental pollution. Over the years, these standards have become steadily stricter in their environmental requirements and their enforcement in each of these countries, and the cost of compliance has risen in parallel.

         In addition to the current costs of compliance, MA Industries' subsidiaries are required to bear a one-time expense for compliance. Since the subsidiaries are unable to assess environmental issues with any certainty, the funds they allocate or will allocate for projects for environmental improvement can turn out to be insufficient. Both ongoing costs deriving from compliance with these requirements and the one-time expenses can have an adverse effect on their business, on their financial situation and on the results of their operations. The subsidiaries are working to a master plan (for implementation in 2005-2008) for investments in improving the handling of effluents and purification of the air, which is expected to require about $60 million.

         MA Industries' subsidiaries hold various permits on environment-related issues, which define the conditions for operating its various manufacturing facilities. Expansion of production in its plants requires new or additional permits. The terms of the permits can change or can be disqualified by the relevant regulator. Stricter terms, disqualification or changes in permits or their terms could have an adverse effect on the financial condition of MA Industries and the results of its operations. For details about legal proceedings see Item 8 included elsewhere in this annual report.

MA Industries' agrochemicals business may be negatively impacted in the event of significant product liability claims that exceed our insurance coverage.

         The activities of MA Industries are exposed to risk relating to product liability claims. MA Industries has insurance coverage for third party liability and defective products of up to $300 million per annum. In the event that MA Industries would be found liable in a lawsuit concerning product liability, its insurance coverage may not be sufficient to cover the damages, and this may have a significant negative impact on our agrochemicals business. Furthermore, publication of the existence of such a claim could have a negative impact on the reputation of MA Industries, and this could have a negative impact on its business.

Our investments in hi-tech companies involve a high degree of risk.

         Our investment in hi-tech companies is conducted through Koor Corporate Venture Capital, or Koor CVC. As at December 31, 2005 our Koor CVC hi-tech portfolio comprised of 6 active companies, a limited partnership in Pitango venture capital fund and a 23% interest in Scopus Network Technologies Ltd. (18.2% on a fully diluted basis), with a total book value of NIS 166 million (approximately $36 million).

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

         Several of our affiliates are exposed to fluctuations in prices of raw materials and commodities.

         Several of our affiliates, primarily those in the agrochemical industry, have exposure to risks stemming from fluctuations in prices of raw materials and agricultural commodities. An increase in raw material prices or a decrease in commodity prices (which could lower the selling prices of our products) could lower the profitability of our business.

Risks Related to Israel

Exchange rate fluctuations and inflation in Israel impact our business.

         A significant portion of the sales of our major subsidiaries and affiliates are made outside Israel in dollars or other non-Israeli currencies while these companies incur significant portions of their expenses in NIS. Alternatively, some subsidiaries and affiliates whose sales are principally in NIS incur expenses in dollars or in other non-Israeli currencies. For example, a significant portion of the sales of our telecommunication equipment, defense electronics and the agrochemicals businesses are in dollars, whereas a significant portion of these businesses expenses are incurred in NIS and are partially linked to the Israeli CPI. In addition, certain borrowings are linked to the dollar or other non-Israeli currencies or to the CPI. During the calendar years 2003, 2004 and 2005, the annual rate of inflation was approximately -1.9%, 1.2% and 2.4%, respectively, while the NIS appreciated against the dollar by approximately 7.6% and 1.6% in 2003 and 2004, respectively, and depreciated against the dollar by approximately 6.8% in 2005. Consequently, during the calendar years 2003, 2004 and 2005, the annual rate of inflation as adjusted for devaluation was approximately 6.2%, 2.8% and -4.1%, respectively. Continued delay in or lack of any devaluation of the NIS in relation to the dollar or other currencies may have a material adverse effect on our results of operations and financial condition.

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

Hostilities in the West Bank and Gaza Strip may affect tourism and other businesses.

         In September 2000, there was an escalation of violence in the West Bank and Gaza Strip and increased terrorist activities within Israel, causing a sharp decrease in tourism to Israel in the years 2000-2003 and a further deceleration in all aspects of the Israeli economy. The areas of tourism and aviation were most affected by the increased hostilities, and the recession in the Israeli real estate market has become more entrenched.

         Since the second half of 2003, there has been a gradual improvement in inbound and domestic tourism. In addition, there are initial indications of a positive improvement in the real estate market as seen through increased project initiations and real estate prices.

         However, we are unable to predict the duration of this trend or the extent of any impact that it may have on our revenues or results of operations. Any return to a prolonged and substantial political turmoil will likely have an adverse impact, which may be material, on our business, financial condition and results of operations. In addition, market perception that these conditions could have an impact upon us may harm the trading price of our ordinary shares, whether or not our business or results of operations are actually affected.

Many of our directors, officers and employees are obligated to perform military reserve duty in Israel.

         Most able-bodied male adult citizens and permanent residents of Israel, including some of our directors, officers and employees, are obligated to perform annual military reserve duty, which could accumulate annually from several days to up to two months in special cases and circumstances. The length of this reserve duty depends, among other factors, on an individual's age and position in the military. Additionally, these residents may be called to active duty at any time under emergency circumstances. Reserve duty may be increased as a result of an increased level of violence with the Palestinians or military conflict in the region. We have operated effectively under these requirements since we began operations. No assessment can be made, however, as to the full impact of these requirements on our workforce or business if conditions should change and we cannot predict the effect on us of any expansion or reduction of these obligations.

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

Item 4.  Information on the Company.
         --------------------------

         We are a company limited by shares organized and existing under the laws of the State of Israel. We were initially incorporated in 1944 and our full legal and commercial name is Koor Industries Ltd.

         The address of our registered office is 14 Hamelacha Street, Rosh Ha'ayin 48091, Israel, and our telephone number is +972-3-900-8333. The address of our Internet website is: www.koor.com. Our ADSs are listed on the New York Stock Exchange and our ordinary shares are listed on the Tel-Aviv Stock Exchange, both under the ticker symbol KOR.

General

         We are a diversified investment holding company. We are engaged, through our direct and indirect, wholly and partially owned subsidiaries and affiliates, in the following core businesses: telecommunication equipment, defense electronics, agrochemicals, tourism and aviation, technology as well as in other businesses.

         Following the sale in 2005 of part of our investments in MA Industries, an agrochemical producer, and in Telrad, a telecommunication solutions provider, we ceased to control these companies and deconsolidated them during 2005. The companies are now included in our consolidated financial statements according to the equity method. As a result, our results of operations for the year ended December 31, 2005 are not comparable, on a line by line basis, to previous years; however, net earnings is comparable to the prior periods.

         For the year ended December 31, 2005, we reported consolidated earnings before income tax of approximately NIS 337 million ($73 million) and consolidated net earnings of approximately NIS 313 million ($68 million).

Business Overview

         Major Shareholders

         In October 1997, as a result of several transactions, the Claridge Group (comprised of Claridge Israel Ltd. and affiliated entities) became our largest shareholder. During January 1999, Claridge Israel Ltd. transferred its holdings to Claridge Israel L.L.C. which, during December 2003, transferred half of its holdings to Esarbee Investments Limited. As of June 30, 2006, Claridge Israel L.L.C., Esarbee Investments Limited and affiliated entities (which now comprise the Claridge Group) together held approximately 30.3% of our outstanding ordinary shares.

         On May 1, 2006, Discount Investments Corp. Ltd., a subsidiary of IDB Development Corporation Ltd., signed an agreement to acquire from the Claridge Group, as well as from Anfield Ltd. (a company registered in Israel and owned by Jonathan B. Kolber, our Chief Executive Officer) and another company related to the family of Jonathan B. Kolber, all of our shares held by those entities totaling 5,753,207 shares, or approximately 34.9% of our outstanding shares, for $445.8 million. All approvals, to which the transaction was subject, including Israel's anti-trust commissioner, have been granted. On July 3, 2006, this transaction closed and 5,081,033 of our shares, or approximately 30.9% of our outstanding shares, were transferred to Discount Investments Corp. for approximately $394 million, and a put option, exercisable during December 2006, was granted to Anfield Ltd. in respect of the remaining 672,174 shares. Subsequent to the transfer of shares, seven of our current directors resigned from our Board of Directors, namely Mr. Charles R. Bronfman, Mr. Andrew Hauptman, Adv. Roni Feinstein, Mr. Chemi Peres, Mr. Dan Propper, Mr. David Rubner and Prof. Gabriela Shalev. The following five new directors were nominated - Mr. Nochi Dankner, Mr. Avi Fischer, Mr. Zvi Livnat, Mr. Yitzhak Manor and Mr. Ami Erel. The final composition of the Board of Directors will be determined within the next few weeks. Furthermore, we expect that changes in the composition of our management will occur. Discount Investments is held 74.2% by IDB Development, which also directly holds 10% of our outstanding ordinary shares.

         Strategy

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

         During 2005, we continued to work closely with our portfolio companies to take active measures to create value. These measures include identifying new market opportunities; focusing on core competencies, while divesting non-core assets; bringing in new strategic partners; and streamlining group operations. In 2005 we completed Israel's largest private sector defense transaction. The transaction, initiated in the second part of 2004 included the sale of our entire 70% shareholding in the Elisra Defense group, an electronic warfare manufacturer, and our entire 32% shareholding in Tadiran Communications, a communications solutions provider, to Elbit Systems, a defense solutions provider.

         During 2005 we acquired, from the Federmann Group, 7.7% of the outstanding ordinary shares of Elbit Systems.

         In July 2005, we received, as a dividend in kind, 70% of Dekolink Wireless Ltd., from the Elisra Defense group. Dekolink Wireless offers solutions for expanded cellular coverage outdoors and in buildings.

         During 2005, we took advantage of our increased financial strength, positive trend in the capital markets and the low interest rates in Israel and sought to refinance our bank debt. On April 10, 2005, as part of a private placement to Israeli institutional investors, we issued NIS 400 million par value in debentures, as well as 800,000 options for NIS 400 million in cash. The debentures bear annual interest of 3.75%, linked to the CPI, which is paid on April 30 and October 31 of each year. The debentures are linked to the CPI and will be repaid in a balloon payment on April 30, 2010. The issue proceeds were allocated to the components of the package according to the fair value of the securities issued. Accordingly, the discount in respect of the debentures amounted to approximately NIS 22 million which will be amortized as finance expenses over the life of the debentures. During 2005, we also refinanced an additional NIS 944 million of our bank debt for an additional 5 years, through to 2010, at lower interest rates than the previous debt. In 2006, we continued with the refinancing measures and refinanced an additional NIS 343 million of bank debt for repayment in 3 years.

         On April 15, 2005, we sold all the ordinary shares we held in treasury (193,229 shares) to an overseas institutional investor for approximately NIS 50 million.

         On January 29, 2006, we signed an agreement to acquire 50% of Epsilon Investment House, or Epsilon, for NIS 106 million. Epsilon is one of Israel's fastest growing boutique money management firms. Through the acquisition we sought to take advantage of the evolving local capital market following the Bachar committee reforms. On April 11, 2006 we completed the transaction after all the necessary approvals were received including that of Israel's Capital Markets commissioner.

         On April 25, 2006, we signed an agreement for the sale of our entire holding in Koor Trade to a group of managers, including one of our senior executives, for $8.3 million. The transaction was completed on May 28, 2006, and the entire cash proceeds of $8.3 million were received.

         Our Telecommunication Equipment Business

         Our affiliated companies, ECI and Telrad, operate in the telecommunication equipment business and ECtel Ltd., in which we owned 14.8% interest as of December 31, 2005, also operates in the telecommunication equipment business.

         As of December 31, 2005, our principal affiliated and other companies in the telecommunication equipment business were:


                                                    Percentage
                                                    Of Equity
                                                    Ownership       Principal Products and Services
                                                   -------------   -------------------------------------------------
ECI Telecom Ltd.                                      29.7%         Telecommunication equipment and systems
ECtel Ltd. (1)                                        14.8%         Fraud management and revenue protection software
Telrad Networks Ltd.                                  61.0%         Telecommunication equipment and systems

(1) As a result of the distribution of ECtel shares by ECI to its shareholders on June 29, 2006, as described below, our interest in ECtel Ltd. increased to 19.2%.

         ECI Telecom Ltd. (ECI)

         ECI is a provider of network, routing and access solutions for optical and digital communications networks. ECI designs, develops, manufactures, markets and supports telecommunications solutions for evolving services, including voice, data video and multimedia, and building next generation converged networks. ECI's products and platforms are designed to create and manage bandwidth, maximize revenues for network operators, reduce its customers' operating expenses, expand network capacity, improve network performance and enable new revenue-producing services. ECI markets its products globally to over 300 wireline and wireless service providers.

         ECI operates primarily through the following three divisions, although it has certain other operations and interests:

         o The Broadband Access Division which develops, manufactures, markets and sells innovative access products that enable telecommunications service providers to mass deploy broadband networks and offer a variety of new advanced services. The division's solutions enable telecommunications service providers to enhance their existing local loop usage performance and efficiency, increase line capacity and facilitate advanced services on existing infrastructure. These solutions also enable providers to introduce fiber to the curb, node and premises
              (FTTx) as well as similar solutions, such as addressing the use of copper telephone wire and fiber to provide voice, data, and video services at multi-megabits and gigabits per-second speeds, with even higher capacity and support the entire range of broadband technologies, including various types of DSL. The division's primary product is the Hi-FOCuS(R) 5, a multi-service access gateway, or MSAG, Which offers high functionality and feature-rich broadband access including video and interactive television. The full service access gateway also fits seamlessly into any network topology with a wide choice of network interface types. The division's customers are principally incumbent local exchange carriers and large operators and include Deutsche Telekom AG and France Telecom.

         o The Optical Networks Division which provides telecommunications service providers with intelligent and flexible high-density, data-aware optical solutions for the metro access, metro-core and regional networks. The division's product line enables end-to-end transport of voice and data circuits from the user's premises to high-capacity optical backbones, supports the process of streamlining the use of optical networks and allows telecommunications service providers to offer additional services with greater efficiency. These optical network systems are used by wireline operators, cellular operators and carriers of carriers. Its primary product is the XDM(R), a multi-service provisioning platform, or MSPP. The XDM integrates, within a single shelf, the functions of dense wavelength division multiplexing, or DWDM, a method of multiplexing signals by transmitting them at different wavelengths through the same optic fiber, intelligent optical networking multiplexer, broadband, narrowband, wideband and digital cross connects, IP, L2 switching and asynchronous transport mode, or ATM, switching as well as streaming support and synchronous digital hierarchy, or SDH, add-drop multiplexers. This all-in-one optical platform provides operators with a flexible, cost-effective implementation that scales economically.

         o The Data Networking Division which was established following ECI's acquisition of Laurel Networks, Inc. in June 2005 (see below), develops, manufactures, markets and sells high-performance broadband routers that enable telecommunications carriers and service providers to deliver IP-based data, voice, and video services. The division's technology allows carriers to transition from Internet-only service delivery models to advanced "triple-play" networks. Designed to meet carriers' scalability needs, the division's broadband edge routers allow new services and capabilities to be added to carrier networks - without incremental cost - as the subscriber base grows.

         In addition, ECI operates in the areas of next generation telephony solutions via its minority interests in Veraz Networks Inc., or Veraz, a private company in which ECI holds a 41.5% interest. Veraz is a global provider of voice over IP, or VoIP, softswitches, media gateways and digital compression products to wireline, broadband and wireless service providers. Its holding in Veraz enables ECI to maintain a foothold in an important strategic market, while at the same time focusing internal resources on ECI's core businesses. In addition to its packet telephony products, Veraz also operates in the DCME market of bandwidth optimization solutions. DCME systems simultaneously compress toll quality voice, fax, voice band data, native data, and signaling. The system improves transmission media efficiency and helps achieve maximum bandwidth utilization and guaranteed QoS provision of traffic payloads. Veraz was formed in December 2002, by the combination of the principal activities of ECI's NGTS operations with those of NexVerse Networks, Inc.

         ECI's other operations include the remaining activities of its NGTS unit, following the transfer of the principal NGTS operations to Veraz, which primarily focuses on the supply of DCME systems to Veraz, which has exclusive, world-wide distribution rights for these systems.

         In April 2005, ECI acquired the optical activities and technology of Eastern Communications Co. Inc. of China, for approximately $8.5 million, which broadened its multi-service provisional platform product line. The acquired unit was merged with the operations of ECI's partly-owned Chinese subsidiary, Hangzhou ECI Telecommunications Co., or HETC, which is part of the Optical Networks Division. As a result of the transaction, ECI's interest in HETC increased to approximately 72.4%.

         In April 2005, ECI completed the sale to ABN Amro Bank N.V of Notes and convertible warrants that had been issued to us in connection with debt owed to ECI by Global Village Telecom Ltda., a Brazilian company. The consideration for the transaction was the sum of $96.2 million paid to ECI in cash, plus a further potential amount of approximately $3.3 million, based upon the occurrence of certain contingencies. The transaction resulted in the recognition by ECI of a net gain from recovery of doubtful debt of approximately $10.4 million, excluding the contingent amount.

         In June 2005, ECI completed its purchase of 100% of the outstanding common shares of Laurel Networks, Inc., for the sum of $88 million, paid in cash. Following the transaction, Laurel Networks became the Data Networking Division (see above).

         Under U.S. GAAP, for the year ended December 31, 2005, ECI reported revenues of $630 million, gross profit of $262 million, income from continuing operations of $40.6 million and net income of $39.9 million. Under Israeli GAAP, ECI's net income for the year ended December 31, 2005 was $56.2 million. ECI is included in our financial statements on an equity basis only. As of December 31, 2005, our equity interest in ECI was approximately 29.7%.

         For a discussion of material legal proceedings relating to ECI, please see "Item 8, Financial Information - Legal Proceedings."

         ECtel Ltd.

         ECtel Ltd., or ECtel, is a leading global provider of Integrated Revenue Management (IRM) solutions for wireline, wireless, converged and next-generation operators. ECtel offers carrier-grade products that address rapidly evolving telecom business and technological needs. ECtel leverages its dedicated IRM focus, financial stability, and blue-chip customer base to provide a comprehensive array of flexible, proven solutions with rapid return on investment.

         ECtel offers telecom operators the very best in Integrated Revenue Management. As the world-leading provider of real-time fraud prevention solutions, ECtel is an expert in proactively monitoring networks and operations support systems (OSSs) to minimize revenue leakage and maximize visibility of all revenue streams.

         Through ECtel's integrated modular offerings, operators enjoy the benefits of lower hardware, integration and operating costs.

         Founded in 1990, ECtel is a premier developer of real-time detection and prevention technologies for triple-play applications. Underscored by its deployment of the world's first 3G and VoIP fraud prevention systems, ECtel delivers solutions that support state-of-the-art networks for both prepaid and postpaid services. A flexible architecture for all of the Company's products assures operators a safe investment and smooth migration into the next generation.

         Our investment in ECtel is presented in our consolidated financial statements by the cost method for Israeli GAAP purposes, and is classified as available-for-sale under FAS 115 for U.S. GAAP purposes, therefore ECtel's results are not included in our results of operations.

         On June 29, 2006, ECI distributed all of its remaining shares in ECtel (approximately 15.9%) to ECI's shareholders of record. The distribution ratio was approximately 0.025 ECtel shares for each share of ECI. Koor received 815,660 ECtel shares in this distribution, as a result of which Koor now holds a 19.2% interest in ECtel.

         Telrad Networks Ltd.

         On June 22, 2005, we completed the second stage of the sale of shares of Telrad, thereby completing the sale of 39% of Telrad's shares. Under the original agreement, mutual agreement of the Koor group and another shareholder, Fortissimo GP Capital Fund L.P., or Fortissimo, is required on significant matters relating to Telrad's ordinary course of business. However, two additional shareholders joined Fortissimo and together purchased 19.5% of Telrad shares for $6.25 million to complete stage two of the sale. These additional shareholders are not party to the rights that require mutual agreement and therefore, the proportionate consolidation of Telrad was discontinued as of June 30, 2005, and as of that date our investment in Telrad is presented according to the equity method.

         Telrad is an innovative developer and marketer of telecom products and end-to-end solutions. Telrad has over 50 years of experience in both legacy switching and next generation networking, and has a long-standing partnership with Nortel Networks. Telrad provides reliable networking solutions to many countries in Latin America, Africa, Eastern Europe and Asia Pacific and is selling its products in West Europe and North America through channels like Alcatel and Alvarion.

         Telrad's operations are divided into the following four divisions:

         Optical Solutions Division

         Telrad's Optical Solutions Division provides solutions for Next Generation metro optical networks via Direct, OEM and ODM channels. This division was created in 2005 from the former ODM division (original development manufacturer).

         System Integration Division

         Telrad's System Integration Division, formerly PNI, provides end-to-end solutions for telecom and service providers. The System Integration Division specializes in integrating cutting-edge, best of breed components including Telrad's' own innovative IP/NGN products. The System Integration Division delivers full and efficient transition into profitable triple play and IPTV networks. The solutions consider the operator's needs, technology, infrastructure and financial model, fitting an end to end best of breed solution to client needs.

         IP/NGN Division

         Telrad's IP/NGN Division designs and develops key innovative IP/NGN solutions portfolio, positioning Telrad as a leading power in the global telecommunications market. The products enable Cable TV Operators, wireless and wireline telecom carriers and ISPs to easily and cost effectively offer feature-rich telephony services over Wireline, Wireless, Cable and other broadband IP infrastructures.

         As the pioneer and leading provider of Last Mile Voice and Media over IP solutions, the IP/NGN Division is committed to apply Telrad vast market experience and development expertise to continue to meet operators' evolving needs.

         Global Operations Division

         Telrad's Global Operations Division provides advanced operations solutions and services, including new product introduction management, system house services and complete supply chain management for Telrad's own manufacturing needs and for other companies.

         New Products Development Division

         In May 2006, Telrad's management announced an organizational change whereby it established one New Products Development Division that combines the Optical Products and the IP/NGN divisions. All sustained work was transitioned to the Global Operations Division to enable the new division to focus on developing new products for the company.

                  Telrad Reorganization Plan

         In 2004, Telrad's board of directors approved a reorganization plan that included employee layoffs. For the years ended December 31, 2004 and 2005, we recorded expenses in the amount of NIS 38 million and NIS 29 million, respectively, under the item "other expenses" in our statement of operations.

         Telrad Subsidiaries

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

         At the beginning of 2006 all the activities of comMATCH were merged into Telrad's IP/NGN division.

         Telrad Connegy Communications Inc. (Connegy)

         Telrad held 52% of its U.S. based subsidiary, Connegy, whose main products consist of the UNITe Family of Business Systems and IP and LAN telephony solutions, including the advanced i.Picasso 6000 IP telephone and the CNS 3200 Enhanced Hosted Communications Platform. Connegy provides enterprise customers, carriers and others with a comprehensive family of digital and VoIP telecommunication solutions and applications

         In November 2005 the Board of Directors of Telrad decided to sell Connegy. In February 2006 Telrad sold Connegy to a third party.

         Telrad Ukraine limited

         During 2005 Telrad established a fully owned subsidiary in Ukraine. The subsidiary is serving as a low cost development center serving Telrad's development needs across all Telrad's divisions, Optical Solutions, IP/NGN and Global Operations.

         Telrad's Relationship with Nortel

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

         Other Telecommunication Equipment Business

         In addition to ECI and Telrad, a small portion of our telecommunication equipment business is conducted by Microwave Networks Inc., or MNI, in the United States and Dekolink Wireless Ltd., or Dekolink, in Israel. Dekolink Wireless offers solutions for expanded cellular coverage outdoors and in buildings. For the years ended December 31, 2005 and 2004, MNI and Dekolink had sales of approximately NIS 275 million ($60 million) and NIS 176 million ($38 million), respectively.

         As described above, we also have direct ownership of approximately 14.8% in ECtel, following the distribution by ECI, on May 10, 2004, of 7.6 million of its shares in ECtel to its shareholders, including us, and additional 360 thousand shares purchased from Telrad on December 10, 2005. As a result of the distribution of ECtel shares by ECI on June 29, 2006, as described above, our shareholding in ECtel increased to 19.2%.


         Our Defense Electronics Business

         Elbit Systems Ltd, in which we owned a 7.7% interest as of December 31, 2005, operates in the defense electronics business and is the controlling shareholder of Elisra Defense Group (70%) and Tadiran Communications (43%), which also operate in the defense electronics business.

         As of December 31, 2005, our principal investment in the defense electronics business was:

                         Percentage
                         Of Equity
                         Ownership          Principal Products and Services
                         -----------------  ---------------------------------

Elbit Systems            7.7%               Holding Company; Command, control,
                                            communications and intelligence
                                            systems for defense applications
                                            and Electronic warfare, equipment
                                            and systems


         On December 27, 2004, we entered into a series of agreements with Elbit Systems Ltd., or Elbit, and with Federmann Enterprises Ltd., or Federmann. Under the terms of the agreements, we would sell our entire holdings in Tadiran Communications to Elbit for $146 million. Concurrently, we would acquire 9.8% of Elbit's share capital from Federmann for $99 million. According to the shareholders' agreement, Federmann has undertaken to support the appointment and vote for the election of directors to Elbit's Board who are nominated by us, in a number equal to the greater of (a) two directors or (b) 20% of the number of Elbit's directors, and we have undertaken to vote for the election of all the candidates nominated by Federmann for the offices of the other directors of Elbit. Furthermore, we have undertaken to vote, in every matter and proposed resolution submitted for approval to a general shareholders' meeting of Elbit's shareholders, in accordance with instructions given to us by Federmann, subject to certain exceptions.

         The sale of the shares of Tadiran Communications and the purchase of the Elbit shares would be executed in two stages, as follows:

         In the first stage, which was completed on April 18, 2005, we sold to Elbit 13.8% of the shares of Tadiran Communications to Elbit for $63 million and concurrently we acquired 5.3% of the shares of Elbit from Federmann for $53 million. After the closing of the first stage, we were entitled to appoint one director of Elbit's board, and Elbit was entitled to appoint three of the members of Tadiran Communications' board of directors.

         Pursuant to the original series of agreements, in the second stage, we were, inter alia, to have realized the balance of our holdings in Tadiran Communications and in Elisra Electronic Systems Ltd., or Elisra, in which we had a holding of 70%.

         On July 6, 2005, the original agreements between us and Federmann and between us and Elbit were amended, whereby Amended Stage 2 and Amended Stage 3 were stipulated. According to Amended Stage 2, we acquired 2.45% of the shares of Elbit from Federmann for $24.7 million. We announced that as long as we hold Elbit shares we will not invoke our right to appoint 20% of the Elbit directors and therefore our investment in Elbit is stated by the cost method.

         Additionally, we sold to Elbit 5% of the shares of Tadiran Communications for $23 million and recognized a gain in the amount of NIS 11 million. After execution of this transaction, we and Elbit acted by virtue of the joint holdings, so that half of the directors in Tadiran Communications (other than the external directors) were appointed by us and half by Elbit.

         According to Amended Stage 3 between us and Elbit, it was stipulated that we would sell to Elbit 13.2% of the shares in Tadiran Communications for $60 million, as well as all of its holdings in Elisra (70%) for $70 million and for additional consideration contingent on future insurance receipts in respect of a fire that occurred in the plants of Elisra's subsidiaries in 2001.

         On November 30, 2005, after all the requisite approvals for closing the sale were received, Stage 3 was closed. The said sale generated a capital gain to us of NIS 148 million in respect of the sale of Elisra, which was recorded in the statement of operations in the fourth quarter of 2005. Moreover, as a result of the sale, the financial statements were reclassified, such that the operating results of Elisra and the capital gains generated from its sale were reported as discontinued operations.

         Following the sale, we hold approximately 7.7% of Elbit Systems, which in turn holds 70% of the Elisra Defense Group and 43% of Tadiran Communications.


         Elbit Systems

         Elbit Systems Ltd., or Elbit, develops, manufactures and integrates advanced, high-performance defense electronic and electro-optic systems for customers throughout the world. Its major activities include command, control, communication, computer and intelligence (C(4)I) systems and intelligence surveillance and reconnaissance (ISR) systems for defense and homeland security applications. Elbit also performs upgrade programs for airborne, ground and naval defense platforms, often as a prime contractor, and supply advanced turnkey Unmanned Airborne Vehicle (UAV) systems.

         Elbit is one of the few companies upgrading both Western and former Eastern bloc defense platforms. In addition, Elbit is one of only a few upgrade contractors in the world who also integrate, develop and manufacture electronic and electro-optic systems and products.

         In 2000, Elbit Systems merged with Elop Electro-Optics Industries Ltd. (El-Op). Following the merger, El-Op became a wholly-owned subsidiary of Elbit. The merger enhanced Elbit's position as the largest non-government owned defense company in Israel.

         Elbit tailors and adapts its technologies, integration skills, market knowledge and battle-proven systems to each customer's individual requirements in both existing and new platforms. By upgrading existing platforms with advanced electronic and electro-optic technologies, Elbit provides customers with cost-effective solutions, and the customers are able to improve their technological and operational capabilities within limited defense budgets.

         The recent military operations around the world and ongoing terrorist threats have caused a shift in the defense priorities for many of Elbit's major customers. While Elbit continues to perform platform upgrades, more emphasis is being placed on ISR, including information systems, intelligence gathering, border and perimeter security, UAVs, space and satellite-based defense capabilities and homeland security issues. Elbit believes that its existing systems, products and capabilities position us to meet emerging customer requirements in many of these areas.

         Elbit Systems' shares are traded on the NASDAQ under the symbol "ESLT" and on the Tel-Aviv Stock Exchange (TASE).

         Our investment in Elbit is presented in our consolidated financial statements by the cost method for Israeli GAAP purposes, and is classified as available-for-sale under FAS 115 for U.S. GAAP purposes, therefore Elbit's results are not included in our results of operations.



         Our Agrochemicals Business

         Our affiliated company, Makhteshim-Agan Industries Ltd., or MA Industries, operates in the agrochemicals business through its direct and indirect subsidiaries.

         As of December 31, 2005, our principal affiliated companies in the agrochemicals business were:

                                                   Percentage
                                                   Of Equity
                                                   Ownership      Principal Products and Services
                                                   ------------   -------------------------------------------------
Makhteshim-Agan Industries Ltd.                     31.5(1)(2)    Holding Company
Makhteshim Chemical Works Ltd.                     100.0(3)       Insecticides and fungicides and other chemicals
Agan Chemical Manufacturers Ltd.                   100.0(3)       Herbicides and synthetic aroma chemicals
Milenia Agro Ciensias S.A.                         100.0(3)       Formulation and distribution of crop
                                                                  protection chemicals
Lycored - Natural Products Industries Ltd.         100.0(3)(4)    Natural Products and Food Additives

________________

(1) The ordinary shares of MA Industries are traded on the Tel Aviv Stock Exchange, or TASE.
(2) After the balance sheet date, we acquired a total of 6,920,565 shares of MA Industries, and MA Industries acquired 24,875,703 of its own shares, which, upon the conversion of convertible debentures and the exercise of stock options including employee stock options, increased our interest in MA Industries to approximately 33.7% as of June 30, 2006 (approximately 32.5% on a fully diluted basis taking into consideration the exercise of outstanding stock options and the conversion of outstanding convertible debentures).
(3)  Indicates the percentage of direct ownership by MA Industries.
(4) In 2005 Lycored granted stock options to employees, which, if exercised, will dilute MA Industries direct ownership in Lycored to approximately 91.84%.

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

         The Agrochemicals Business Environment in 2005

         After several years in which the agrochemicals market underwent significant structural changes, recovery in the past three years has been indicated by increased demand for plant protection chemicals and improved business results of most companies. In 2005, the agrochemical market increased by 1.9%, reaching 31.3 billion dollars, compared with 30.7 billion dollars in 2004.

         The agrochemicals market has become more concentrated since the recent years' trend of mergers of the multinational companies. At present, six large companies hold approximately 71% of the conventional agrochemicals market. This process of consolidation has led to large gaps between the two leading companies
- Syngenta and Bayer - and the rest of the companies.

In the short-to-medium term, the process has stabilized the market by reducing the number of competitors and has tempered the falling prices.

         Crop Protection

         Generic agrochemicals offer an alternative source for widely utilized chemicals previously manufactured under patents by larger research-based chemical manufacturers. Research-based chemical manufacturers often focus their resources on developing new agrochemicals and supply of additional chemicals by generic manufacturers, such as MA Industries, to supplement their capacity. In the next few years, as a result of decreased resources committed to research and development of new agrochemicals products and the expiration of existing patents, a significant number of widely used agrochemicals are expected to lose patent protection in many geographic regions (primarily South America), substantially increasing the available market for sales by generic manufacturers. The off patent component of the agrochemical industry grew in recent years to approximately 69% as of December 31, 2005 and is expected to exceed 70% of the agrochemical market by 2007. In addition, the modernization of the agricultural industries of Eastern Europe and other developing countries offers increasing sales opportunities for both research-based and generic agrochemical manufacturers.

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

         The MA Group markets its crop protection chemicals primarily to national distributors and foreign manufacturers, who use such chemicals in the formulation of a wide range of products and sell the formulations to distributors and end users. The MA Group manufactures over 80 different active ingredients, which are sold as technical grade materials and "ready" formulations. These technical grade materials are used in the formulation of a wide range of herbicides, insecticides, fungicides and plant growth regulators. The "ready" formulations are sold to distributors. Agan sells its synthetic aroma chemicals principally to the detergent, soap and cosmetics industries. No single product manufactured and sold by the MA Group accounted for more than 10% of MA Industries' total sales in 2005 and 2004.

         Foreign Activities

         As part of MA Industries' strategy to focus on its core businesses and increase market penetration in the agrochemicals industry, it has continued to expand its agrochemicals business abroad.

         In October 2001, MA Industries and several of its subsidiaries entered into a securitization transaction, pursuant to which the subsidiaries agreed to sell all their accounts receivable to several foreign companies which were established for this purpose, but which are not owned or controlled by MA Industries or its subsidiaries. The acquisition of the accounts receivable by these companies was financed by a United States affiliate of the Bank of America Group. On September 28, 2004, MA Industries and certain subsidiaries signed an agreement with Bank of America to terminate the securitization undertaking. On that same date, they entered into a new agreement with Rabobank International for the sale of trade receivables in a securitization transaction to replace the previous agreement with Bank of America. The new agreement is similar in principle to the prior agreement with several changes, including, among others, that in the new agreement additional MA Industries subsidiaries are included in the transaction. The volume expected to be at the disposal of the companies purchasing the accounts receivable is approximately $250 million (compared with $150 million in the previous securitization agreement), on a current basis, so that the considerations received from the customers whose debts were sold will be used to purchase new debts. Under the terms of the securitization agreements, MA Industries will handle collection of the sold debts for these companies in consideration of a fee, which is to be determined in accordance with such agreements. The period in which the companies will sell their trade receivables will be one year from the closing date of the transaction. This period may be extended, with the consent of all the parties, for additional one-year periods, up to a maximum of four extensions. Under the terms of the agreement, MA Industries undertook to meet certain financial covenants, mainly a ratio of liabilities to capital and profitability ratios, and as of December 31, 2005 and March 31, 2006, MA Industries was in compliance with these covenants. As of December 31, 2005, MA Industries received cash proceeds of approximately $146.5 million from this securitization transaction, as of March 31, 2006, the MA Industries received cash proceeds of $202.1 million.

         In April 2004, MA Industries, through a wholly-owned subsidiary, signed agreements to acquire ownership and control in a group of three companies, Vegetation Management LLC, Farm Saver.com LLC and Nation Ag II LLC, which are engaged in the registration, import and marketing of agrochemicals in the U.S. The total purchase price amounted to approximately NIS 303 million.

         In June 2004, MA Industries, through a wholly owned subsidiary, signed an agreement for acquisition of approximately 45% of the rights in Control Solutions Inc., or CSI, a U.S. company engaged in the marketing of pesticides to the non-agricultural market in the United States. In addition, the subsidiary was granted an option, which may be exercised at any time during the next three years, to increase its share in CSI to 60%, in exchange for a payment ranging between NIS 6.8 million and NIS 47.8 million, based on CSI's earnings in 2004-2006. In addition, commencing in 2009, the subsidiary and the remaining shareholders of CSI have the right to require the subsidiary to acquire from the remaining shareholders of CSI the balance of their shares in CSI in consideration for an amount to be determined based on the earnings of CSI for the three years preceding the acquisition date. In October 2005 the wholly owned subsidiary exercised its option to increase its share in CSI, and thus increased its holdings to 60%. Accordingly the company was fully consolidated as from October 2005.

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

         In January 2005, MA Industries, through a wholly owned and fully controlled subsidiary, completed the acquisition of 49% of the shares of Makhteshim Agan Benelux & Nordic B.V. (hereinafter - Mabeno), which acts as the exclusive distributor of plant protection products in the Benelux area and Scandinavia. Pursuant to the agreement, the consideration was paid in 693 thousand of MA Industries' shares held by the subsidiary. The subsidiary was granted an option, exercisable at any time, to increase its share in Mabeno to 55%.

         In April 2005, MA Industries, through wholly owned and fully controlled subsidiaries, acquired 70% of the shares of Biomark Tradinghouse Co. (hereinafter - Biomark), which engages in the marketing of plant protection materials in Hungary. MA Industries received an option to purchase the balance of the shares of the company in the future, and thereby to increase its holdings to 100%.

         The cost of acquiring the 49% in Mabeno and 70% in Biomark, including the cost of exercising the option to increase the rate of holding in CSI amounted to $ 12.6 million.

         On February, 2005, MA Industries', through a wholly owned subsidiary, signed a long term joint supply agreement with Bayer CropScience LP for the marketing of Tebuconazole in the USA (product sold under the name "Orius" which is the brand name under which MA Industries sells Tebuconazole in many other parts of the world). Tebuconazole ("Orius") is a fungicide which is intended to treat a wide variety of diseases in a large number of economically important crops such as cereals, grapes, peanuts, fruit trees and vegetables. But it is important mainly due to its being a leading product, proven to be particularly effective in treating Asian wheat rust in soy plants, which has spread throughout South America. Initial signs of the disease were discovered last season in nine US states. The US EPA has recently approved Tebuconazole for use on soy against Asian wheat rust, in particularly speedy proceedings (section
18), in view of the possibility that there might be an outbreak of the disease in the coming season in the USA.

         On April, 2005, MA Industries, through a wholly owned subsidiary, signed a long term strategic supply agreement with the multinational agrochemical firm Bayer CropScience ("Bayer"). The agreement relates to the insecticide called Imidacloprid, which is protected in most countries around the world by patents owned by Bayer. Under the agreement, Bayer is to provide MA Industries' subsidiary with Imidacloprid in order for the subsidiary and other companies in the MA Group to sell it to the MA Group's customers around the world, in the area of agrochemicals and in other areas. The agreement affords MA Industries' the right to rely on the licensing files of Imidacloprid, owned by Bayer, in various countries. The date of access to Bayer's licensing data is different in each country: in some countries access can already be allowed now, while in other countries, it will be available in the future. Imidacloprid is an insecticide with a broad range of uses on more than 140 different crops, and is one of the most important insecticides currently sold around the world. The product is sold in more than 100 countries. MA Industries is unable, at this stage, to anticipate the international market share for the product that it may grab, or the expected profits from such, but it estimates that if it is successful in marketing the product, the product might have a substantial effect on its operations. The execution of this agreement is another step in realization of MA Industries' strategy of expanding its basket of products, and strengthening its ties with leading multi-national companies in the field of crop protection products.

         Recent Developments

         On November 14, 2005, MA Industries Board of Directors decided to adopt a policy according to which the MA Industries will act to buy back its own shares in the amount of $150 million. The decision of the Board of Directors provides different parameters for acquisition of the shares including, among others, acquisition in response to supply without creation of demand, limitations on the scope of daily acquisitions, price criteria and execution of off-market transactions. The shares acquired will become dormant shares as long as they are held by MA Industries. As at the balance sheet date, MA Industries holds 12,018,603 of its own shares, constituting approximately 2.6% of its total issued and paid-up share capital in the amount of $65.6 million. As at June 30, 2006, MA Industries holds 24,875,703 of its own shares.

         On April 23, 2001, MA Industries' Board of Directors resolved to adopt a dividend policy at rates of between 15% and 30% of annual net income, beginning from 2001. In accordance with this policy, an interim quarterly dividend will be distributed. The amount of the dividend will be calculated according to the net income for the quarter and will be within the limits specified above. This interim dividend will be considered as an advance on account of the annual dividend. Application of policy is subject to there being sufficient income for distribution on the relevant dates, to the provisions of any law regarding dividend distribution, to specific decisions of MA Industries' Board of Directors in respect of each distribution and to any other decision the Board of Directors is permitted to make at any time, including regarding a different designation of MA Industries' earnings and a change in this policy. On March 8, 2006, MA Industries' Board of Directors decided to make a change regarding the dividend distribution policy, such that commencing with the fourth quarter of 2005, a dividend will be distributed at the rate of 50% of the net earnings for the period. In March 2005, MA Industries' Board of Directors decided to distribute a dividend in respect of the earnings of 2004, in the amount of $12,700 thousand. During 2005, MA Industries' Board of Directors decided to make four interim dividend distributions, in the total amount of US$ 60,200 thousand. Subsequent to the balance sheet date, MA Industries' Board of Directors resolved to distribute a dividend in respect of the earnings of the fourth quarter of 2005, in the amount of $23,500 thousand.


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

         In December 2005, Scopus Video Networks ("Scopus") a portfolio company of Koor CVC issued its shares to the public on NASDAQ based on a post-IPO company value of $92 million. Following the IPO Koor CVC holds 23% on an as - converted basis, and 18% on a fully diluted basis. As a result of the IPO, Koor CVC recorded a capital gain to the amount of $7 million in the fourth quarter of 2005.

         In addition, in the fourth quarter of 2005, Koor CVC signed a series of agreements, executed in 2006, for the sale of its stake in portfolio company Mysticom to Transwitch Corporation.

         As of December 31, 2005, Koor CVC's future commitment to invest in its venture capital fund (Pitango) totaled approximately $2.3 million. This amount may be drawn upon by the fund at any time over the next 1-3 years, based upon their needs.

         During 2005, Koor CVC recorded total provisions of $15 million, net of the $7 million capital gain following the Initial Public Offering of Scopus. These provisions were as a result of impairment in value for some of the Koor CVC portfolio companies and portfolio fund.

         During 2005, Koor CVC transferred approximately NIS 15 million ($3.3 million) in follow-on investments in its portfolio start-up companies and its portfolio venture capital funds.

         As of December 31, 2005, the book value of Koor CVC's investments in its start-up companies, a venture capital fund and Scopus Network Technologies, totaled approximately NIS 166 million ($36 million).

Our Other Businesses

         We have an interest in several service industries, mainly tourism, real estate, aviation and trading. In previous years, our "other businesses" segment also included construction and infrastructures, electrical appliances, software, food, consumer products and metal products, as well as the production of batteries.

         As of December 31, 2005, the principal companies in our other businesses segment were:

                                  Percentage
                                  Of Equity
                                  Ownership      Principal Products and Services
                                  ------------   -------------------------------
Sheraton Moriah (Israel) Ltd.     55.0           Hotel chain
Knafaim-Arkia Holdings Ltd.       9.2(1)         Aviation and tourism services
Koor Properties Ltd.              100.0          Real estate
Koor Trade Ltd. (2)               100.0          International trade


(1) Not consolidated in our financial statements and not included in our business data. The ordinary shares of Knafaim are traded on the TASE.

(2) As described below, on May 28, 2006, we sold our entire interest in Koor Trade Ltd.

         Tourism

         Our interests in Israel's tourism industry include ownership and management of hotels and resorts, and other tourism-related services, such as airlines. For the years ended December

31, 2005 and 2004, our tourism business had sales of NIS 526 million ($114 million) and NIS 430 million ($93 million), respectively.

         Sheraton Moriah (Israel) Ltd. (Sheraton Moriah)

         The Sheraton Moriah hotel network consists of 2,201 rooms (1,724 under 100% ownership) in 8 owned or leased hotels in major tourist destinations in Israel, operating under the following brand names: Sheraton (six hotels), Luxury Collection (one hotel) and Four Points (one hotel).

         Following the continuous crisis due the escalation of violence in Israel since October 2000, since April 2003, a positive trend has developed in the incoming tourism market. Tourist entries are still 30% less than 2000, but the improvement is consistent. As a result of the environment, Sheraton Moriah's management has continued its strict control on expenses while emphasizing revenue enhancement, including focusing on direct sales via a local central reservations office, hard-sale local web-site, and leverage of its international brand to increase the market share in both the domestic tourism and incoming tourism markets.

         Recent developments

         During the first quarter of 2006, Sheraton completed the purchase of the remaining 50% of the shares of Yehuda Hotels Ltd., for consideration of NIS 55 million.

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

         Knafaim was incorporated in 1980. Knafaim owns a variety of businesses in the travel and tourism industry, primarily 39.5% of El-Al Israel Airlines Ltd., Israel's international airline. Knafaim also holds other companies that supply various tourism services, both domestically and internationally and companies that purchase and lease back aircraft.

         Real Estate

         Tadiran's Real Estate

         In March 2002, Tadiran's real estate was transferred to us as a liquidating dividend. In 2003, we sold most of the real estate assets to a group of investors headed by Denisra International Ltd. and Ranitech Ltd for consideration of approximately NIS 273 million, and we recognized a capital gain of approximately NIS 29 million. As a result of the sale of this real estate, we realized a tax reserve of approximately NIS 44 million, created in respect of those assets, and we paid taxes of approximately NIS 40 million.

         The remaining balance of the real estate assets we received from Tadiran, amounts to approximately NIS 42 million as at December 31, 2005.

         Koor Properties Ltd. (Koor Properties)

         Koor Properties, our wholly-owned subsidiary, owns and develops directly and indirectly real estate in Israel. As of December 31, 2005, Koor Properties owned directly and indirectly an aggregate of approximately 52 thousand square meters of real property in different stages of development. Most of the land is commercially developed.

         Trade

         Koor Trade Ltd. (Koor Trade)

         Koor Trade, our wholly-owned subsidiary, imports, exports and distributes a broad range of industrial, agricultural and consumer products through its worldwide network of offices, including offices in Europe, Asia, Latin America and Australia. For the years ended December 31, 2005 and 2004, Koor Trade had sales of NIS 157 million and NIS 112 million, respectively. Koor Trade owns a 49% equity interest in Balton C.P limited (Balton), an English international trading company, which is engaged in trading activities in seven countries in Africa relating to agricultural, telecommunications, electromechanical and air-conditioning equipment, construction and other projects.

         During August 2005, a valuation was conducted in respect of Balton, in order to examine the necessity of writing down the value of Balton in the financial statements of Koor Trade. The valuation was performed by an independent external expert and as a result, Koor Trade included loss from impairment in value of approximately NIS 44 million in 2005.

         In 2005, our Board of Directors granted our management the authority to sell our entire holding in Koor Trade. Therefore the activities of Koor Trade were classified in our financial statements for the year ended December 31, 2005 as discontinued operations. We recorded a provision in the amount of approximately NIS 20 million for impairment in value of its investment in Koor Trade, based on indicators relating to the fair value of the investment, including a valuation by an external valuation expert. See Note 24(2) to the consolidated financial statements included elsewhere in this annual report.

         On April 25, 2006 we signed an agreement for the sale of our entire holding in Koor Trade to a group of managers, including one of our senior executives, for $8.3 million. The transaction was completed on May 28, 2006, and the entire cash proceeds of $8.3 million were received.

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

Research and Development

         As of December 31, 2005, most of our research and development activities are conducted by our affiliated companies in our telecommunication equipment, venture capital investment and agrochemicals businesses, and research and development activities at our subsidiaries are minor. These affiliated companies are actively engaged in research and development programs intended to develop new products, manufacturing processes, systems and technologies and to enhance existing products and processes. Research and development is funded by a combination of our own resources and grants from the Israeli Government. We believe our research and development effort has been an important factor in establishing and maintaining our affiliates' competitive position.

         Our affiliates' updated research and development efforts have resulted in an increase in the sales of internally designed products. We believe that research and development in high technology areas, such as our telecommunications equipment and agrochemicals businesses, is important to our future growth, particularly with respect to products targeted for export markets. Accordingly, we anticipate that these businesses will account for a majority of our research and development efforts in the future. As part of their research and development programs, our affiliates not only seek to develop new products, but also to apply newly developed technologies to improve existing products.

         In each of the last three fiscal years, our affiliates received grants from the Government of Israel through the Office of the Chief Scientist, or OCS, for the development of certain products. Our affiliates generally receive from the OCS 20% to 66% of certain research and development expenditures for particular projects. Under the terms of the Israeli Government participation, a royalty of 2% to 5% of the net sales of products developed from a project funded by the OCS is generally required to be paid, beginning with the commencement of sales of products developed with grant funds and ending when 100% to 150% of the grant is repaid. Our affiliates have paid in the past, and currently pay, royalties on sales of such products. The terms of the Israeli Government participation also require that the research and development be conducted by the applicant for the grant as specified in the grant application and that the manufacturing of products developed with government grants be performed in Israel, unless a special approval has been granted. Separate Israeli Government consent is required to transfer to third parties technologies developed through projects in which the government participates. Such restrictions, however, do not apply to exports from Israel of products developed with such technologies. From time to time the Government of Israel has revised its policies regarding the availability of grants and participation, and there can be no assurance that the Government's support of research and development will continue in the future. In addition, in order to be eligible for the governmental grants, programs and tax benefits, our affiliates must continue to meet certain additional conditions, including making specified investments in fixed assets. Should our affiliates fail to meet such conditions in the future, they could be required to refund grants or tax benefits, together with interest and inflation adjustments.

Competition

         In 2005, the majority of our sales from telecommunications equipment, defense electronics and agrochemicals businesses were derived from international sales. The companies comprising these businesses are focusing on developing new markets to increase international sales. The worldwide marketing of products in each of these businesses is highly competitive and certain competitors are substantially larger and have substantially greater financial, production and research and development resources, more extensive marketing and selling organizations, greater name recognition and longer selling experience than us. Some of our competitors are also able to provide their customers with more direct financing or greater access to long-term, relatively low-cost government loans to finance equipment purchases.

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

         In certain limited circumstances, certain of our customers, including the United States Government, may retain certain rights to technologies and inventions resulting from our performance as a prime contractor or subcontractor under certain contracts and may disclose such information to third parties, who may be our competitors. When in certain limited circumstances, certain of our customers, fund research and development, they usually acquire rights to data and title to inventions and we may retain a non-exclusive license for such inventions. In certain circumstances, some of our customers are entitled to receive royalties in connection with the sale of products, the development of which was financed by those entities. However, if one of our customers purchases only the end product, we normally retain the principal rights to the technology.

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

         Environmental, Health and Safety Matters

         General

         We are subject to laws and regulations concerning environmental conditions, product safety, health and safety matters and the regulation of chemicals in countries where the MA Group manufactures and sells its products. These requirements include regulation of the handling, manufacturing, transporting and use and disposal of certain materials, as well as regulation concerning the discharge of pollutants into the environment. In the normal course of its businesses, the MA Group is exposed to risks relating to the possible release of hazardous substances into the environment, which may cause environmental or property damage or personal injuries. In Israel, where the MA Group maintains its principal production facilities, losses and damages relating to continuous environmental pollution are currently uninsurable.

         It is the MA Group's policy to comply with environmental, health, product safety and other safety requirements, and to provide workplaces for its employees that are safe and environmentally sound, and that will not adversely affect the health or environment of the communities in which it operates. From time to time, the MA Group's facilities may be subject to environmental compliance actions and the resolution of such matters has in the past involved the establishment of certain compliance programs. Israeli legislation enacted in 1997 amended certain environmental laws by authorizing the relevant administrative and regulatory agencies to impose sanctions on non-complying parties, including issuing an order against any person that violates environmental laws to remove the environmental hazard. In addition, these laws impose criminal liability on the officers and directors of a corporation that violates environmental-related laws, and increases the monetary sanctions that such officers, directors and corporations may be ordered to pay as a result of such violations. The MA Group has established worker safety programs and procedures in our plants, which the MA Group believes are reasonable under the circumstances. The MA Group believes that its experience relating to worker accidents is generally consistent with industry-wide experience. Furthermore, the MA Group believes that it is not currently subject to material liabilities for non-compliance with applicable environmental, health and safety laws, although there is a risk that legislation enacted in the future could create liabilities for past activities undertaken in compliance with then-current laws or regulations. In addition, the MA Group may be held liable for environmental damage of which it is not presently aware.

         In addition to the specific matters described below, at a number of locations at which certain of the MA Group's businesses have conducted manufacturing operations for many years, it is possible that contamination may exist as a result of on-site waste disposal, spills, use of wastewater treatment ponds, or other historical practices. While in recent years, industrial solid wastes generally have been disposed of at a central State-authorized disposal facility in Ramat Hovav, this central facility was not available to Israeli industry during earlier periods of the MA Group's operations. It is unclear whether any existing conditions on any property owned by the MA Group will require significant redemption or cleanup in the future, and the MA Group cannot speculate about the timing or potential costs associated with any such cleanup. It is possible, however, that material expenditures could be required with respect to these past practices.

         In recent years, the operations of the MA Group's businesses have become subject to increasingly stringent legislation and regulation related to occupational safety and health, product registration and environmental protection. Such legislation and regulations are complex and constantly changing, and there can be no assurance that such regulatory changes in the future will not require the MA Group to make significant capital expenditures to modify, supplement or replace equipment, or to change methods of disposal or discharge, or the manner in which the MA Group manufactures products or operates its businesses. In Israel, in particular, the MA Group anticipates that increasingly stringent requirements will result in substantial expenditures, particularly for improvements of environmental controls at older facilities. We have generally adopted, or intend to adopt in our newer facilities, environmental control standards comparable to those set by the German Technische Anleitung Luft air emission regulations. These regulations set forth strict controls on air emissions from industrial facilities. The Israeli government has looked to these standards as a basis for upgrading its air pollution requirements and has applied the standards to some, but not all, facilities in Israel.

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

         Registration expenses (according to US GAAP) for the MA Group in 2005 were $37 million compared to $17 million in 2004, $12 million in 2003 and $33 million in 2002. The MA Group believes that its registration expenditures in the future will increase, based on the stricter standards that are expected to be applied in countries where the MA Group sells its products and the likelihood that MA Group will purchase additional products from competitors on the agrochemical industry. As a result of the foregoing developments and obligations, virtually all of the MA Group's businesses in recent years have spent significant amounts on operation and maintenance, as well as under capital programs to address increasingly stringent requirements with respect to environmental, safety, and health protection concerns.

         Most of the manufacturing activities of the MA Group take place at the two production facilities in Israel. The board of directors of MA Industries appointed an Ecology Committee to receive regular reports from all the subsidiaries where manufacturing takes place (Israel, Brazil, Colombia, Greece and Spain). The subsidiaries control the environmental issues pertinent to their particular products, which differ from site to site and from country to country. The investment in meeting environmental standards amounted to about $19 million in 2002, $23 million in 2003, $24 million in 2004 and $29 million in 2005, and it is estimated that the annual investment in the coming years will exceed those of the prior years, including expenditures as described below.

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

         Over the past several years various tests have been performed by different agencies to test the ground contamination in the Ramat Hovav area as well as the area surrounding the subsidiary's premises in Be'er Sheva. As of December 31, 2005, MA Industries' management did not expect a significant impact with respect to MA Industries from implementation of the report's recommendations, and, therefore, no provision has been included in the financial statements.

         In May 2004, a subsidiary of MA Industries owning plants at the Ramat Hovav site, received notice of a change in the terms of its business license, pursuant to which the plants were required to change the method used to treat sewage from the existing treatment, and to do so independently through the implementation of vaporization processes. These terms include demands that, within a short period of time, the plants conduct research and development for the purpose of customizing the process to the composition of each plant's sewage, and later, to build a suitable facility. Additionally, formulation processes are to be implemented, whereby the plants must present the Ministry of Environmental Protection with a research and development program for the purpose of implementing the process with respect to the sewage. At the same time, the Ministry of Environmental Protection set January 1, 2008 as the date by which the plants must treat the sewage in the requisite format and to stop the flow of sewage into the Ramat Hovav Industrial Council's vaporization pools and treatment facilities. On November 28, 2004, based on these terms, the Israeli government reached a decision approving a plan to reduce air and water pollution deriving from the Ramat Hovav industrial area. The plan calls for, among other things, (i) more restrictive rules regarding the treatment of sewage by the plants in the area (derived from the additional business license conditions that are the subject of the administrative appeal described above) to be complied with in two stages, the first by June 30, 2006 and the second by December 31, 2007; (ii) the drying and rehabilitation of the vaporization pools in the area by the Ramat Hovav Industrial Council, to be completed no later than December 31, 2012; and (iii) the formulation and implementation by the Ministry of Environmental Protection of a plan to prevent exceptional emission of hazardous materials into the air from the Ramat Hovav industrial area.

         On October 10, 2004, a subsidiary of MA Industries, together with the Israel Manufacturers Association and other companies, filed an administrative petition with the Beer Sheba District Court against the Ministry of Environmental Protection. The subject of the petition is the additional conditions for obtaining a business license described above. In the petition, the District Court was asked to issue an order declaring that the additional terms are nullified. In March 2005 the Court approved the mutual agreement of the parties to try to end the dispute by way of meditation.

         In the estimation of MA Industries' management, based on advice of its legal counsel, in view of the current stage of the process, it is probable that the process will succeed and as a result the additional conditions to the business license will be modified and reasonable to implement. On June 15, 2006 the parties to the mediation agreed, principally, on a solution to the controversy aforementioned. According to that understanding, the Ministry of Environment is supposed to publish, in the near future, new terms to the business license to industries in the Ramat Hovav area that will replace the existing conditions. However, in case the mediation fails and the petition is dismissed, it will have a material effect on the activities of the plant in Ramat Hovav and/or will require investments of amounts that MA Industries' management is unable to estimate at this time.

         In November 2004, the Board of Directors of MA Industries approved a master plan for investments in environmental matters as they relate to the manufacturing sites in Israel. This included approval of investments of approximately $60 million during the period from 2005 through 2008, the implementation of which will depend on numerous factors, such as environmental conditions and technology feasibility studies for the sites), some of which are beyond MA Industries' control and there is therefore no certainty that they will take place.

         In August 2003, a criminal complaint was filed against MA Industries and one of its officers by the Man, Nature and Law Foundation. The complaint alleges that in several instances from 1999 to 2003, there were measurements at MA Industries' Ramat Hovav plant of stack emissions of materials exceeding the permitted concentrations, and that such emissions created strong air pollution. MA Industries believes the charges in the complaint are without merit and intends to defend itself against such charges. In the opinion of MA Industries' management, based on advice from its legal counsel, due to the early stage of the proceedings, it is not possible to estimate the outcome of the complaint and/or the resultant exposure. Therefore, the financial statements do not include a provision in respect of the proceedings.

Organizational Structure

         The following is a list of all of our significant subsidiaries, affiliates and other companies in which we have invested as of December 31, 2005, including the name, country of incorporation or residence, proportion of ownership interest and, if different, proportion of voting power held.


                                         Country of         Percentage      Percentage of voting
                                      Incorporation or     of ownership     power (if different
  Name of Subsidiary/Affiliate            residence          interest         from ownership)
-------------------------------       -----------------    ------------     ---------------------
Koor Corporate Venture Capital              Israel              100%                N/A

Makhteshim-Agan Industries Ltd.             Israel            31.5%(1)              N/A

ECI Telecom Ltd.                            Israel             29.7%                N/A
Telrad Networks Ltd.                        Israel             61.0%                N/A
ECtel Ltd. (2)                              Israel             14.8%                N/A
Sheraton Moriah (Israel) Ltd.               Israel             55.0%                N/A
Knafaim-Arkia Holdings Ltd.                 Israel              9.2%                N/A
Koor Trade Ltd. (3)                         Israel              100%                N/A

_____________________

(1) After the balance sheet date, we acquired a total of 6,920,565 shares of MA Industries, and MA Industries acquired 24,875,703 of its own shares, which, upon the conversion of convertible debentures and the exercise of stock options including employee stock options, increased our interest in MA Industries to approximately 33.7% as of June 30, 2006 (approximately 32.5% on a fully diluted basis taking into consideration the exercise of outstanding stock options and the conversion of outstanding convertible debentures).

(2) As a result of the distribution of ECtel shares by ECI to its shareholders on June 29, 2006, as described above, our interest in ECtel Ltd. increased to 19.2%.

(3) As described above, on May 28, 2006, we sold our entire interest in Koor Trade Ltd.


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


Item 4A.  Unresolved Staff Comments
          -------------------------

         Not applicable.

Item 5.  Operating and Financial Review and Prospects.
         --------------------------------------------

         The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and related notes included elsewhere in this annual report. Our financial statements have been prepared in accordance with Israeli GAAP, which differ in significant respects from U.S. GAAP. See Note 29 to our consolidated financial statements, included elsewhere in this annual report, for a description of the principal differences between Israeli GAAP and U.S. GAAP as they relate to us.

         In accordance with amendments to Israeli GAAP published in October 2001 and December 2002, our financial statements for the years ended December 31, 2004 and 2005 are no longer adjusted to reflect the effects of inflation. For all financial reporting periods until December 31, 2003, Israeli GAAP required that our consolidated financial statements recognize the effects of inflation. Consequently, financial data for all periods until December 31, 2003 in our consolidated financial statements and throughout this annual report, except as otherwise noted, have been adjusted to reflect changes in the Israel consumer price index, or CPI, and have been restated in NIS in terms of the purchasing power as of December 31, 2003. The functional currency of certain of our subsidiaries and affiliated companies (mainly MA Industries and ECI) is the US dollar and their financial statements are prepared in US dollars, and are translated into NIS using the exchange rate prevailing at the end of the period for balance sheet items and the exchange rate prevailing on the transaction date for income and expense items. See Notes 2B and 2D to our consolidated financial statements included elsewhere in this annual report.

         Transactions among our subsidiaries and affiliates and transactions between our company and our subsidiaries and affiliates are entered into on an arm's-length basis and, in management's opinion, generally on terms no less favorable than those available from third parties.

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

Critical Accounting Policies

         Our consolidated financial statements included elsewhere in this annual report have been prepared in accordance with Israeli GAAP, which differ in significant respects from U.S. GAAP. See Note 29 to our consolidated financial statements, included elsewhere in this annual report, for a description of the principal differences between Israeli GAAP and U.S. GAAP as they relate to us.

         Pursuant to our application of Israeli GAAP, we have identified below accounting policies critical to understanding the overall financial reporting of Koor. A more complete discussion of the significant accounting policies which we follow in preparing our financial statements is set forth in Note 2 to our consolidated financial statements included elsewhere in this annual report.

         In addition, the preparation of our consolidated financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On a regular basis, we evaluate and may revise our estimates. We base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities, that are not readily apparent. Some of those judgments can be complex, and consequently, actual results may differ from those estimates. For any given individual estimate, judgment or assumption made by us, there may be alternative estimates, judgments or assumptions, which are also reasonable. The following discussion of our critical accounting policies includes references to several critical accounting policies that are impacted significantly by judgments, assumptions and estimates used in the preparation of our consolidated financial statements.

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

         Projected earnings or losses from long-term contracts could change as a result of changes in estimates, between the actual performance and the original estimate. Such changes in estimates are charged to the statement of operations as they arise.

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

Investments in Affiliates

         Our investments in our affiliates are presented using the equity method. Since January 1, 2004 we have applied Israel Accounting Standards Board, or IASB, Accounting Standard No. 20, "Goodwill amortization," according to which goodwill arising from the acquisition of equity in an affiliate is generally amortized at equal annual rates over a period of 10 to 20 years commencing from acquisition date. See also "Intangible Assets and Deferred Expenses" and "Recently Issued Accounting Pronouncements in Israel" regarding discontinuation of the amortization of goodwill from 2006, below.

         From time to time we review our investments in our affiliates to identify whether there has been a decrease in the value of such investments which is not of a temporary nature. We would conduct such reviews when there are signs that the value of permanent investments has been harmed, including a drop in stock market prices, the affiliate's sequential losses, the segment in which the affiliate operates, the value of the goodwill aggregated in the investment and other parameters. Following management's assessment of all the relevant factors that are not of a temporary nature, we make provisions, if appropriate, for the adjustment of the value of these investments, which would be reflected in our consolidated statement of operations.

         Since January 1, 2003, we have applied IASB Accounting Standard No. 15, "Impairment In value of Assets," or Standard No. 15, to ensure that our assets in the consolidated balance sheet are not stated at an amount exceeding their recoverable value, which is the higher of the net sales price and the usage value, which is the present value of the estimated future cash flows expected to derive from the use and realization of the asset. Standard No. 15, which is based on

International Accounting Standard No. 36, applies to all of our assets in the consolidated balance sheet, except for tax assets and monetary assets. Likewise, Standard No.15 prescribes the presentation and disclosure principles for assets that have declined in value. When the carrying value of an asset in the consolidated balance sheet exceeds its recoverable amount, we recognize an impairment loss equal to the difference between the book value of the asset and its recoverable value. A loss in recognized in this manner will be reversed only if changes have occurred in the estimates used in determining the recoverable value of the asset, from the date on which the last impairment loss was recognized.

Intangible Assets and Deferred Expenses

         Intangible assets are amortized over the estimated period of the economic benefit provided by the particular asset. We assess the recoverability of these intangible assets periodically by determining whether unamortized capitalized costs do not exceed the net realizable value of the particular asset. Licensing of products and acquisition of know-how are stated at cost and are mostly amortized over 8 years. Marketing rights are stated at cost and amortized over periods of 5 to 10 years. Intangible assets in the purchase of products are stated at cost and are mainly amortized over 20 years. Since January 1, 2004 we have applied IASB Accounting Standard No. 20, "Goodwill amortization," according to which goodwill deriving from acquisitions or investments is amortized over the period of economic benefit at equal annual rates over a period of 10 to 20 years commencing from the acquisition date. See also "Recently Issued Accounting Pronouncements in Israel" regarding discontinuation of the amortization of goodwill from 2006, below.

         Non-compete and confidentiality agreements are mostly amortized over 5 years.

         Deferred expenses relating to debenture issuance costs are amortized using the straight-line method over the life of the debentures, which is usually six years.

Recently Issued Accounting Pronouncements in Israel

         In July 2005, the IASB published Accounting Standard No. 22, "Financial Instruments: Disclosure and Presentation," or Standard No. 22. Standard No. 22 provides rules for financial statement presentation of financial instruments and specifies the proper disclosure required in respect thereto. Furthermore, Standard No. 22 provides the method for classifying financial instruments as financial liabilities and as shareholders' equity, for classifying the interest, dividends, losses and gains related to them and the circumstances for offsetting financial assets and financial liabilities. Standard No. 22 applies to financial statements for periods beginning on or after January 1, 2006. Standard No. 22 will be adopted by us on a prospective basis. Furthermore, a provision for loss that is included in the financial statements as at December 31, 2005, in respect of an anticipated loss from a decline in our holdings that is due to the potential exercise of options or the conversion of convertible liabilities in subsidiaries and affiliates, will be reversed on the date Standard No. 22 comes into effect under the item of a cumulative effect of change in accounting policy. The comparative data presented in the financial statements for periods beginning on the effective date of Standard No. 22 will not be restated. The transition to Standard No. 22 resulted in an increase in shareholders' equity as at January 1, 2006 in the amount of NIS 63 million due to the reversal of provisions for losses in respect of convertible securities in subsidiaries and affiliates.

         In September 2005, the IASB published Accounting Standard No. 24, "Share- Based Payments," or Standard No. 24. Standard No. 24 requires that share-based payment transactions, including transactions with employees or other parties that are to be settled by equity instruments, cash or other assets, be recognized in the financial statements. In accordance with Standard No. 24, share-based payment transactions in which goods or services are received will be recognized at their fair value. Furthermore, Standard No. 24 provides various disclosure requirements regarding the nature and extent of the share-based payment arrangements that existed during the period, and regarding the method by which the fair value of such arrangements was determined. Standard No. 24 will apply to financial statements for periods beginning as from January 1, 2006. Standard No. 24's provisions will be applied to each share-based payment transaction executed after March 15, 2005 that has not vested by the effective date of Standard No. 24. Furthermore, it is required that comparative data relating to periods after March 15, 2005 be restated. With respect to share-based payments classified as liabilities (such as phantom plans) that exist on the effective date of Standard No. 24, Standard No. 24 is to be implemented retroactively and the comparative data is to be restated. Changes in the terms of a share-based payment transaction being settled by means of equity instruments and executed after March 15, 2005 are to be treated in accordance with the provisions of Standard No. 24.

         The implementation of Standard No. 24 has not had a material effect on our results of operations and financial position.

         In January 2006, the IASB published Accounting Standard No. 21, "Earnings per Share," or Standard No. 21. Standard No. 21 provides that an entity calculate basic earnings per share with respect to the earnings or loss attributable to the ordinary shareholders of the reporting entity and that the entity calculate basic earnings per share with respect to the earnings or loss from continuing operations attributable to the ordinary shareholders of the reporting entity if such earnings or loss is presented. The basic earnings per share will be calculated by dividing the earnings or loss attributable to the ordinary shareholders of the reporting entity (the numerator) by the weighted average number of ordinary shares outstanding during the period (the denominator). In order to calculate the diluted earnings per share, an entity will adjust the earnings or loss attributable to the ordinary shareholders of the reporting entity, and the weighted average number of outstanding ordinary shares, for the effects of all the dilutive potential ordinary shares. Standard No. 21 will apply to financial statements for periods beginning on or after January 1, 2006. The provisions of Standard No. 21 are to be implemented retroactively for comparative earnings per share data for prior periods.

         In January 2006, the IASB published Accounting Standard No. 25, "Revenues," or Standard No. 25. Standard No. 25 provides the required accounting treatment (recognition, measurement, presentation and disclosure principles) for revenues deriving from the selling of goods, the rendering of services, and the use of the entity's assets by others, which generates interest, royalties and dividends. Standard No. 25 prescribes that the entity will measure its revenues based on the fair value of the proceeds received and/or the proceeds that the entity is entitled to receive. Standard No. 25 will apply to financial statements for periods beginning on or after January 1, 2006. An entity that in the past did not present its revenues according to the requirements of the Standard regarding the reporting of gross or net revenues, will implement the requirements of the Standard retroactively with respect to its revenues for all the periods reported from the effective date of Standard No. 25. Assets and liabilities that are included in the financial statements as at December 31, 2005 will be adjusted as at January 1, 2006 to the amounts that would have been recognized according to the provisions of Standard No. 25. The effect of adjusting the asset and liability amounts as at January 1, 2006, will be recognized as a cumulative effect of change in accounting method. We believe that the initial implementation of Standard No. 25 will not have an impact on our financial statements.

         In January 2006, the IASB published an amendment to Accounting Standard No. 20, "The Accounting Treatment of Goodwill and Intangible Assets when Purchasing an Investee," or Standard No. 20. In accordance with Standard No. 20, goodwill and intangible assets with an unlimited useful life, which were identified at the time of purchasing an investee, including a subsidiary or an affiliated company, will not be amortized. Instead, an examination of impairment in value is performed once a year, or more frequently if events or changes in circumstances indicate that there may have been impairment in the value of goodwill or of an intangible asset with an unlimited useful life. Standard No. 20 will apply to financial statements for periods beginning on or after January 1, 2006. The transition date for discontinuing the amortization of goodwill is January 1, 2006 according to Standard No. 20. On the day after the transition date, the entity will examine the impairment in value of goodwill in accordance with IASB Accounting Standard No. 15. The financial statements for periods in which Standard No. 20 was not implemented will not be restated.

Impact of Devaluation on Results of Operations and on Monetary Assets and Liabilities

         The following table sets forth, for the periods indicated, certain information with respect to the rate of inflation in Israel, the rate of devaluation of the NIS in relation to the dollar and the rate of inflation in Israel adjusted for the NIS-dollar devaluation:

                                                                                                  Annual
                       Israeli           Israeli           Closing               Annual         Inflation
 Year Ended           Consumer          Inflation       Exchange Rate          Devaluation     Adjusted for
December 31,       Price Index (1)     Price Rate(2)   of the Dollar (3)         Rate (4)     Devaluation (5)
-------------     ----------------    --------------  ------------------      -------------  ----------------
2001                  170.91               1.4            NIS 4.416                9.3           (7.2)
2002                  182.01               6.5            NIS 4.737                7.3           (0.7)
2003                  178.58              (1.9)           NIS 4.379              (7.6)             6.2
2004                  180.74               1.2            NIS 4.308              (1.6)             2.8
2005                  185.05               2.4            NIS 4.603                6.8           (4.2)

____________________

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

         The relationship between our monetary assets and liabilities, and the extent to which these are linked to a particular currency or price index, affects our financial results. In the event of a devaluation of the NIS in relation to the dollar, we would report a financial expense to the extent that our dollar-denominated or dollar-linked monetary liabilities exceed our dollar-denominated or dollar-linked monetary assets or, conversely, we would report financial income if our dollar-denominated or dollar-linked monetary assets exceeded our dollar-denominated or dollar-linked monetary liabilities. On December 31, 2005, the excess of our foreign currency denominated or linked monetary liabilities over our foreign currency denominated or linked monetary assets was NIS 35 million (the majority of which was dollar-denominated or dollar-linked).

         In addition, we and certain of our subsidiaries and affiliates have entered into financial agreements with major Israeli banks and other financial institutions in order to reduce the overall exposure of assets and liabilities denominated in foreign currencies, and commitments for the purchase of raw materials and the sale of goods in currencies other than the dollar arising from foreign currency exchange rates. Such agreements include forward sales, purchase contracts, sale options and swap transactions. For more details regarding the balance of our hedging agreements as of December 31, 2005, see Note 21 to our consolidated financial statements included elsewhere in this annual report. The caption "Financing expenses, net" in our consolidated financial statements includes the impact of these factors on monetary assets and liabilities, as well as regular interest expense.

Results of Operations

The following tables summarize certain recent financial information relating to each of our businesses. The tables are prepared on the same basis as that utilized in our consolidated financial statements included elsewhere in this annual report.

                                                                   2004/2003                           Translation   2005/2004
                                                                    Changes                               into        Changes
                                       NIS                                                NIS           Dollars
                   ---------------------------------------------   ----------    -------------------   -----------   ----------
                     2003          %          2004         %           %           2005         %         2005           %
                   ---------    --------    ---------    -------    ---------    ---------    ------   -----------   ----------
                      (In                      (In                                  (In                    (In
                   thousands)               thousands)                           thousands)             thousands)
REVENUES FROM
SALES AND
SERVICES


Telecommunications  827,001       13.05      671,531       8.39       (18.80)     452,433     45.77       98,291      (32.63)
Agro-chemicals    5,191,913       81.91      6,895,238    86.11        32.81            -         -            -     (100.00)

Tourism             309,264        4.88       430,280      5.37        39.13      526,194     53.24      114,315       22.29
Others               10,448        0.16        10,564      0.13         1.11        9,755      0.99        2,119       (7.66)
                  ----------    --------   ----------    -------    ---------    ---------   -------    ----------    ---------

Total             6,338,626      100.00    8,007,613     100.00        26.33      988,382    100.00      214,725      (87.66)
                  ==========    ========   ==========    =======    =========    =========   =======    ==========    =========
EQUITY IN THE
RESULTS OF
INVESTEE
COMPANIES, NET
Telecommunications (101,795)     (87.21)     (15,919)    (45.40)      (84.36)      29,954      8.24        6,507         N/A
Defense
electronics               -           -      (20,000)    (57.05)     (100.00)     (23,288)    (6.40)      (5,059)      16.44
Agro-chemicals            -           -            -          -            -      360,469     99.16       78,312      100.00
Venture capital
investments            (329)      (0.28)        (329)     (0.94)           -         (755)    (0.21)        (164)     129.48
Tourism             (12,407)     (10.63)      (1,148)     (3.27)      (90.75)      (1,769)    (0.49)        (384)      54.09
Others               (2,198)      (1.88)       2,336       6.66          N/A       (1,076)    (0.30)        (234)        N/A
                  ----------    --------   ----------    -------    ---------    ---------   -------    ----------    ---------

Total              (116,729)    (100.00)     (35,060)   (100.00)      (69.96)      363,535   100.00       78,978         N/A

EARNINGS BEFORE
INCOME TAX

Telecommunications  (56,638)      (9.16)    (110,617)     (9.85)       95.31      (30,613)    (5.41)      (6,651)     (72.33)
Defense
electronics               -           -      (20,000)     (1.78)           -       56,180      9.93       12,205         N/A
Agro-chemicals      789,213      127.61    1,263,541     112.53        60.10      559,093     98.81      121,464      (55.75)
Venture capital
investments         (71,499)     (11.56)     (43,327)     (3.86)      (39.40)     (41,472)    (7.33)      (9,010)      (4.28)
Tourism             (45,024)      (7.28)      36,651       3.26          N/A       27,646      4.89        6,006      (24.57)
Others                2,433        0.39       (3,414)     (0.30)         N/A       (5,006)    (0.89)      (1,088)      46.63
                  ----------    --------   ----------    -------    ---------    ---------   -------    ----------    ---------


Total               618,485      100.00    1,122,834     100.00        81.54      565,828    100.00      122,926      (49.61)

Joint general
expenses            (39,585)                 (26,697)                 (32.55)     (45,473)                (9,879)      70.33
Financing
Expenses, net      (236,488)                (272,084)                15.05       (182,957)               (39,747)     (32.76)
                  ----------               ----------               ---------    ---------              ----------    ---------
Earnings before
income tax          342,412                  824,053                  140.66      337,398                 73,300      (59.06)
                  ==========               ==========               =========    =========              ==========    =========
CAPITAL
EXPENDITURES

Telecommunications    7,449        2.56       21,825       2.56       192.99        7,529     28.00        1,636      (65.50)
Agro-chemicals      277,195       95.44      816,287      95.92       194.48            -         -            -     (100.00)
Tourism               4,722        1.63       12,735       1.50       169.70       19,125     71.11        4,155       50.18
Other                 1,061        0.37          148        0.02      (86.05)         239      0.89           52       61.49
                  ----------    --------   ----------    -------    ---------    ---------   -------    ----------    ---------

Total               290,427      100.00      850,995     100.00       193.02       26,893    100.00        5,843      (96.84)

CORPORATE ASSETS        392                      423                    7.91          177                     38      (58.16)
                  ----------               ----------               ---------    ---------              ----------    ---------
                    290,819                  851,418                  192.77       27,070                  5,881      (96.82)
                  ==========               ==========               =========    =========              ==========    =========


REVENUES FROM
SALES AND
SERVICES BY
DESTINATION (1)

North America     1,032,421       16.29    1,443,596      18.03        39.83      517,875     52.40      112,508      (64.13)
Europe            2,357,259       37.19    3,062,793      38.25        29.93      109,872     11.12       23,870      (96.41)
South America     1,565,019       24.69    1,946,416      24.31        24.37       11,950      1.21        2,596      (99.39)
Asia and
Australia           614,054        9.69      566,494       7.07        (7.75)      17,527      1.77        3,808      (96.91)
Africa              285,559        4.51      216,853       2.71       (24.06)      15,269      1.54        3,317      (92.96)
Israel              484,314        7.64      771,461       9.63        59.29      315,889     31.96       68,627      (59.05)
                  ----------    --------   ----------    -------    ---------    ---------   -------    ----------    ---------

Total             6,338,626      100.00    8,007,613     100.00        26.33      988,382    100.00      214,726      (87.66)
                  ==========    ========   ==========    =======    =========    =========   =======    ==========    =========

 (1) Destination to which shipment is made.



Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

         During 2005, we sold part of our investments in MA Industries and Telrad. As a result, we ceased to control these companies, which has resulted in their deconsolidation during 2005. These companies are now included in our consolidated financial statements according to the equity method. As a result of the deconsolidation of these companies and to reflect the nature of our activities as a holding company, we have classified our statement of operations in a single-stage format. Total revenues and income, including our equity in the results of affiliates, are presented within revenues. The comparative figures have been reclassified on a consistent basis. As a result, our results of operations for the year ended December 31, 2005 are not comparable, on a line by line basis, to previous years; however, net earnings is comparable to the prior periods.

         The following is an analysis of our consolidated results of operations, followed by an analysis of the results of operations of each of our businesses.

         Revenues from sales and services. Revenues from sales and services decreased 87.7% to NIS 988 million in 2005 compared to NIS 8,008 million in 2004. Revenues for 2004 included NIS 6,895 million in respect of MA Industries, which was not consolidated in 2005, and NIS 195 million for the second half of 2004 in respect of Telrad, which was not consolidated during the second half of 2005. Our other subsidiaries showed increased revenues, mainly an increase of NIS 63 million in Dekolink's revenues and an increase of NIS 96 million in the revenues of our tourism businesses, Sheraton Moriah and Isram Wholesale Tours and Travel, Ltd, or Isram.

         Export and international operations, representing 68% of our revenues from sales and services in 2005, decreased 91% in 2005 compared to 2004, of which NIS 6,583 million was related to the impact of the deconsolidation of MA Industries and Telrad in 2005.

         Group's equity in the operating results of affiliates, net. Our equity in the operating results of affiliates, net in 2005 was a profit of NIS 364 million compared to a loss of NIS 35 million in 2004. Our equity in the operating results of affiliates, net for 2005 included profit of NIS 360 million in respect of MA Industries, which was consolidated in 2004, and loss of NIS 26 million for the second half of 2005 in respect of Telrad, which was consolidated during the same period in 2004. Also included in this item in 2005 are our equity share in the net profit of

ECI in the amount of NIS 56 million and our equity share in the net loss of Tadiran Communications in the amount of NIS 23 million. In 2004, our equity share in the net loss of ECI was NIS 15 million and our equity share in the net loss of Tadiran Communications was NIS 20 million, which was primarily due to the writeoff of part of the purchase price of Tadiran Communications allocated to in-process research and development.

         Other income (expenses), net. Other income, net, amounted to NIS 223 million in 2005 compared to other expenses, net of NIS 72 million in 2004. Other income, net, in 2005 included:

         o Capital gains of NIS 308 million from sale of investments, mainly the sale of approximately 10% of our equity interest in MA Industries and the sale of our equity interest in Tadiran Communication (33%). In 2004, we recorded capital gains of NIS 223 million from the sale of investments, mainly from the sale of 7% of our equity interest in MA Industries, and the sale of 19% of our equity interest in Knafaim;

         o Impairment in the value of investments and assets of Koor CVC in the amount of NIS 69 million. In 2004, we recorded an impairment in the value of investments and assets of NIS 73 million, including a NIS 58 million impairment of Koor CVC's investments;

         o Provision for severance compensation of NIS 39 million at Telrad, compared to NIS 45 million in 2004;

         o Management services to affiliated companies of NIS 14 million, primarily to MA Industries; and

         o Goodwill amortization and write-off of NIS 0.5 million, compared to NIS 132 million in 2004, of which NIS 131 million was at MA Industries.

         Cost of sales and services. Cost of sales and services decreased 84.8% to NIS 802 million in 2005 compared to NIS 5,278 million in 2004. Cost of sales and services for 2004 included NIS 4,331 million in respect of MA Industries, which was not consolidated in 2005, and NIS 204 million for the second half of 2004 in respect of Telrad, which was not consolidated during the second half of 2005. Our other subsidiaries' cost of sales and services increased 23%, mainly due to an increase of NIS 38 million in Dekolink's cost of sales and services and an increase of NIS 67 million in the cost of sales and services of our tourism businesses, Sheraton Moriah and Isram.

         Selling and marketing expenses. Selling and marketing expenses decreased 91.7% to NIS 89 million in 2005 compared to NIS 1,066 million in 2004. Selling and marketing expenses for 2004 included NIS 965 million in respect of MA Industries, which was not consolidated in 2005, and NIS 19 million for the second half of 2004 in respect of Telrad, which was not consolidated during the second half of 2005. Other subsidiaries' selling and marketing expenses increased 37%, mainly due to an increase of NIS 13 million in Dekolink's selling and marketing expenses.

         General and administrative expenses. General and administrative expenses decreased 64.4% to NIS 164 million in 2005 compared to NIS 460 million in 2004. General and administrative expenses for 2004 included NIS 299 million in respect of MA Industries, which was not consolidated in 2005, and NIS 21 million for the second half of 2004 in respect of Telrad, which was not consolidated during the second half of 2005. Excluding the impact of the deconsolidation of MA Industries and Telrad in 2005, general and administrative expenses increased 34%, mainly due to an increase of NIS 12 million in compensation expenses and professional fees at the corporate level, and an increase NIS 6 million in the general and administrative expenses of our tourism businesses, Sheraton Moriah and Isram.

         Financing expenses, net. Financing expenses, net were NIS 183 million in 2005 compared to NIS 272 million in 2004, a decrease of 32.7%. Financing expenses, net for 2004 included NIS 134 million in respect of MA Industries, which was not consolidated in 2005, and NIS 0.6 million for the second half of 2004 in respect of Telrad, which was not consolidated during the second half of 2005. Financing expenses, net in respect of companies that were consolidated both in 2004 and 2005, increased 30% in 2005, mainly due to an increase of NIS 16 million at Sheraton Moriah and an increase of NIS 34 million at the parent company level. Despite the decrease in our net debt at the parent company level, financing expenses increased in 2005 compared to 2004 due to the impact of the increase in the CPI on our CPI-linked long-term loans (2.4% in 2005 compared to 1.2% in 2004), and due to the impact of the changes in the US dollar exchange rate on our dollar-linked loans (an increase of 6.8% in 2005 compared to a decrease of 1.6% in 2004).

         Income tax. Income tax recorded in 2005 amounted to NIS 81 million compared to NIS 272 million in 2004. Income tax for 2004 included NIS 234 million in respect of MA Industries, which was not consolidated in 2005, and NIS 49 million for the second half of 2004 in respect of Telrad, which was not consolidated during the second half of 2005. Excluding the impact of the deconsolidation of MA Industries and Telrad, income tax in 2004 amounted to income of NIS 11 million. Tax expenses at the parent company level increased by NIS 96 million, mainly due to the realization of a deferred tax asset, created in 2004, in connection with the sale of shares of MA Industries in 2005. Taxes on income as a percentage of revenues in 2005 and 2004 were 8.2% and 3.4%, respectively.

         Minority interest in consolidated companies' results, net. Minority interest in consolidated companies' results, net amounted to income of NIS 9 million in 2005 compared to expenses of NIS 431 million in 2004. Minority interest in consolidated companies' results, net for 2004 included NIS 447 million in respect of MA Industries, which was not consolidated in 2005. Minority interest in consolidated companies' results, excluding MA Industries, in 2004 amounted to income of NIS 19 million. The decrease in 2005 compared to 2004 was mainly due to the decrease in the minority interest in the losses of Sheraton Moriah, due to the improvement in Sheraton Moriah's results of operations.

         Net earnings (loss). For the reasons mentioned above, we reported net earnings of NIS 313 million in 2005, compared to NIS 145 million in 2004.


         Telecommunications Equipment Business

                                               Year Ended December 31,
                                         -------------------------------------------------------
                                              2004                2005                2005
                                         ---------------   ------------------  -----------------
                                                 (NIS in thousands)            ($ in thousands)

Revenues from sales and services........      671,531           452,433             98,291
Losses before financing expenses........     (110,617)          (30,613)            (6,651)


         Revenues from sales and services from our telecommunication equipment business decreased 32.6% in 2005 to NIS 452 million from NIS 672 million in 2004. The decrease was primarily due to the deconsolidation of Telrad during the second half of 2005, partially offset by an increase of NIS 63 million in sales of Dekolink, due to the introduction of new products and expansion of Dekolink's customer base.

         Telecommunication equipment business exports amounted to NIS 427 million in 2005 compared to NIS 570 million in 2004.

         Losses before financing expenses from our telecommunication equipment business were NIS 31 million in 2005 compared to NIS 111 million in 2004. The decrease was primarily due to the increase of NIS 71 million in our equity share in ECI's earnings.

         Defense Electronics Business

                                                         Year Ended December 31,
                                         -------------------------------------------------------
                                              2004                2005                2005
                                         ---------------   ------------------  -----------------
                                                 (NIS in thousands)            ($ in thousands)

Revenues from sales and services.........          -                   -                  -
Earnings (losses) before financing
 expenses................................    (20,000)             56,180             12,205


         Earnings before financing expenses from our defense electronics business amounted to NIS 56 million compared to loss before financing expenses of NIS 20 million in 2004. The loss in 2004 resulted primarily from the writeoff of NIS 20 million of the purchase price of Tadiran Communications allocated to in-process research and development. Earnings before financing expenses from our defense electronics business include capital gains of NIS 72 million from the sale of Tadiran Communications in November 2005. See Note 3D to the consolidated financial statements included elsewhere in this annual report.

         Our defense electronics business Elisra was reclassified as a discontinued operation as a result of the sale in November 2005, as described above. See Note 24(1) to the consolidated financial statements included elsewhere in this annual report. Elisra's revenues from sales and services decreased 12.6% to NIS 969 million in 2005 compared to NIS 1,109 million in 2004 as a result of the continued reduction in new orders and further reduction in the Israeli defense budget. The earnings before financing expenses of the discontinued defense electronics operation amounted to NIS 75 million in 2005, compared to NIS 16 million in 2004. Earnings before financing expenses of the discontinued defense electronics operation included capital gains of NIS 148 million from the sale of Elisra in November 2005. See Note 3D to the consolidated financial statements included elsewhere in this annual report.

         Agrochemicals Business

                                                           Year Ended December 31,
                                           -------------------------------------------------------
                                                2004                2005                2005
                                           ---------------   ------------------  -----------------
                                                   (NIS in thousands)            ($ in thousands)
Revenues from sales and services.........    6,895,238                   -                  -
Earnings before financing expenses.......    1,263,541             559,093            121,462
Net earnings                                   271,820             357,415             77,648


         As of January 1, 2005, MA Industries ceased to be consolidated in our financial statements, and is accounted for according to the equity method. See
Note 3B(2) to the consolidated financial statements included elsewhere in this annual report.

         Earnings before financing expenses from our agrochemicals business were NIS 559 million compared to NIS 1,264 million in 2004. The decrease was primarily due to the deconsolidation of MA Industries as of January 1, 2005. Earnings before financing expenses from our agrochemicals business for 2005 and 2004 include NIS 199 million in capital gains from the sale of shares in MA Industries in February 2005 and NIS 159 million in capital gains from the sale of shares in MA Industries in January 2004, respectively.

         Net earnings from our agrochemicals business, excluding the abovementioned capital gains, were NIS 357 million in 2005 compared to NIS 272 million in 2004. The increase in MA Industries' revenues was due to the increase in the global agrochemicals market generally, and particularly in North America and Europe, due to increased sales related to subsidiaries acquired in 2004 and 2005, as well as the introduction of new products. Furthermore, MA Industries gross and operating margins increased in 2005 compared to 2004, due to the abovementioned increase in sales, the impact of the newly-acquired subsidiaries and the strengthening of the primary trading currencies.

         Venture Capital Business

                                                        Year Ended December 31,
                                        -------------------------------------------------------
                                             2004                2005                2005
                                        ---------------   ------------------  -----------------
                                                (NIS in thousands)            ($ in thousands)
Revenues from sales and services.....            --                  --                 --
Losses before financing expenses.....       (43,327)            (41,472)            (9,010)


         This segment was established for the first time in 2000, when we established the Koor Corporate Venture Capital Partnership, or Koor CVC. As of December 31, 2005, the book value of Koor CVC's investments totaled approximately NIS 166 million ($36 million). These investments include publicly traded Scopus Video Networks, or Scopus, in which Koor CVC holds an 18% interest on a fully-diluted basis. During 2005, Koor CVC recorded NIS 69 million of provisions for the decline in value of several of its portfolio companies. Furthermore, in 2005 Koor CVC recorded $7 million (NIS 31 million) capital gain following the initial public offering of portfolio company Scopus. The net result of the above was recorded in our consolidated financial statements under the caption "Other income (expenses), net".

         In 2004, Koor CVC recorded NIS 58 million of provisions for the decline in value of several of its portfolio companies, net of a $4 million (NIS 17 million) capital gain following the sale of its entire holdings in its portfolio companies Riverhead Networks and Envara under the caption "Other income (expenses), net".

         Tourism

                                                            Year Ended December 31,
                                            -------------------------------------------------------
                                                 2004                2005                2005
                                            ---------------   ------------------  -----------------
                                                    (NIS in thousands)            ($ in thousands)
Revenues from sales and services..........      430,280             526,194            114,315
Earnings before financing expenses........       36,651              27,646              6,006

         Revenues from sales and services from our tourism business increased 22.3% to NIS 526 million in 2005 from NIS 430 million in 2004. This increase was primarily attributable to the increase in sales of Sheraton Moriah as a result of the increase in tourism to Israel, as well as the increase in the sales of Isram, which benefited from the increase in worldwide tourism in general and the increase in incoming tourism to Israel, in particular.

         Earnings before financing expenses from tourism business were NIS 27 million in 2005, compared to NIS 37 million in 2004. Earnings before financing expenses for 2004 include a capital gain of NIS 51 million from the sale of 19% of Knafaim.

         Other Businesses

                                                         Year Ended December 31,
                                         -------------------------------------------------------
                                              2004                2005                2005
                                         ---------------   ------------------  -----------------
                                                 (NIS in thousands)            ($ in thousands)
Revenues from sales and services.........     10,564               9,755              2,119
Losses before financing expenses.........     (3,414)             (5,006)            (1,088)

         Our other business, Koor Trade, was reclassified as a discontinued operation, as described above. See Note 24(2) to the consolidated financial statements included elsewhere in this annual report. Koor Trade's revenues from sales and services increased 40.9% to NIS 157 million in 2005 compared to NIS 112 million in 2004. Losses before financing expenses of Koor Trade amounted to NIS 45 million in 2005 compared to earnings before financing expenses of NIS 24 million in 2005. The loss in 2005 was primarily due to the impairment in value recorded in respect of Koor Trade. See Note 3G and Note 24(2) to the consolidated financial statements included elsewhere in this annual report.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

         The following is an analysis of our consolidated results of operations, followed by an analysis of the results of operations of each of our businesses.

         Revenues from sales and services. Revenues from sales and services increased 26.3% to NIS 8,008 million in 2004 compared to NIS 6,339 million in 2003. The increase was mainly due to an increase of NIS 1,703 million in MA Industries' revenues and a slight increase in the revenues of Sheraton Moriah and Isram (NIS 121 million), partially offset by decrease in the revenues of Telrad (NIS 186 million).

         Export and international operations, representing 90% of our revenues from sales and services in 2004, increased 23.6% in 2004 compared to 2003, primarily as a result of a NIS 1,620 million increase in MA Industries' exports, partially offset by decreases in the exports of Telrad (NIS 171 million).

         Group's equity in the operating results of affiliates, net. Our equity in the operating results of affiliates, net in 2004 was a loss of NIS 35 million compared to a loss of NIS 117 million in 2003. This item mainly included the write-off of NIS 20 million of the purchase price of Tadiran Communications allocated to in-process research and development, and our equity share in the net loss of ECI in the amount of NIS 15 million, compared with NIS 101 million in 2003. In 2004, our equity share in the earnings of Knafaim was negligible, compared to a loss of NIS 11 million in 2003.

         Cost of sales and services. Cost of sales and services increased 24.8% to NIS 5,278 million in 2004 compared to NIS 4,229 million in 2003. The increase in cost of sales and services was mainly due to an increase in the cost of sales and services of MA Industries (NIS 1,023 million), partially offset by a decrease in Telrad's cost of sales and services. Cost of sales and services as a percentage of revenue from sales and services was 65.3% in 2004 compared to 66.7% in 2003.

         Selling and marketing expenses. Selling and marketing expenses increased 27.7% to NIS 1,066 million in 2004 compared to NIS 835 million in 2003. The increase in selling and marketing expenses was mainly due to an increase in the selling and marketing expenses of MA Industries (NIS 255 million), partially offset by a decrease in Telrad's selling and marketing expenses . Selling and marketing expenses as a percentage of revenue from sales and services was 13.3% in 2004 compared to 13.2% in 2003.

         General and administrative expenses. General and administrative expenses increased 19.8% to NIS 460 million in 2004 compared to NIS 384 million in 2003. The increase in general and administrative expenses was mainly due to an increase in the general and administrative expenses of MA Industries (NIS 62 million). General and administrative expenses as a percentage of revenue from sales and services was 5.7% in 2004 compared to 6.1% in 2003.

         Other income (expenses), net. Other expenses, net, amounted to NIS 72 million in 2004 compared to NIS 194 million in 2003. Other expenses, net, in 2004 included:

         o Capital gains of NIS 223 million from sale of investments, mainly the sale of 7% of our equity interest in MA Industries and the sale of 19% of our equity interest in Knafaim. In 2003, we recorded capital gains of NIS 22 million from the sale of investments, mainly from the sale by Telrad of certain investments, and our sale of 2.6% of our equity interest in MA Industries;

         o Impairment in the value of investments and assets of NIS 73 million, including a NIS 58 million impairment of Koor CVC's investments. In 2003, we recorded an impairment in the value of investments and assets of NIS 107 million, including a NIS 72 million impairment of Koor CVC's investments;

         o Provision for severance compensation of NIS 45 million, primarily at MA Industries (NIS 22 million) and Telrad (NIS 24 million), compared to income of NIS 8 million in 2003; and

         o Goodwill amortization and write-off of NIS 132 million, primarily at MA Industries (NIS 131 million), compared to NIS 114 million in 2003.

         Financing expenses, net. Financing expenses, net were NIS 272 million in 2004 compared to NIS 236 million in 2003. Despite the decrease in our consolidated net debt, financing expenses increased in 2004 compared to 2003 due to the impact of the increase in the CPI on our CPI-linked long-term loans following the discontinuation of the adjustment of our financial statements for inflation as of January 1, 2004.

         Income tax. Income tax recorded in 2004 amounted to NIS 272 million compared to NIS 94 million in 2003. The increase was mainly due to increases of NIS 84 million in the tax expenses of MA Industries, as well as an increase of NIS 42 million in the tax expense of Telrad, mainly as the result of the impairment of a deferred tax asset. In addition, tax income at the parent company level decreased by NIS 37 million, mainly due to the realization of a deferred tax asset, created in 2003, in connection with the sale of shares of MA Industries in 2004. Taxes on income as a percentage of revenues in 2004 and 2003 were 3.4% and 1.5%, respectively.

         Minority interest in consolidated companies' results, net. Minority interest in consolidated companies' results, net amounted to earnings of NIS 431 million in 2004 compared to earnings of NIS 207 million in 2003. The increase was mainly due to MA Industries (NIS 191 million) and Telrad (NIS 26 million).

         Net earnings (loss). For the reasons mentioned above, we reported net earnings of NIS 145 million in 2004, compared to NIS 46 million in 2003.

         Telecommunications Equipment Business

                                                              Year Ended December 31,
                                              -------------------------------------------------------
                                                   2003                2004                2004
                                              ---------------   ------------------  -----------------
                                                      (NIS in thousands)            ($ in thousands)
Revenues from sales and services.........         827,001             671,531            145,890
Losses before financing expenses.........         (56,638)           (110,617)           (24,032)


         Revenues from sales and services from our telecommunication business decreased 18.8% in 2004 to NIS 672 million from NIS 827 million in 2003. The decrease was primarily due to a decrease of NIS 186 million in sales of Telrad, continuing the decline in orders for new telecommunications equipment that Telrad has experienced over the past few years. Telrad's decrease in sales was partially offset by an increase of NIS 18 million in sales of Microwave Networks Inc., a U.S. subsidiary.

         Telecommunication business exports amounted to NIS 570 million in 2004 compared to NIS 722 million in 2003. The decrease in export sales resulted from Telrad.

         Losses before financing expenses from our telecommunication equipment business were NIS 111 million in 2004 compared to NIS 57 million in 2003. The increase in losses before financing expenses in 2004 resulted from the decrease in Telrad's sales.

         Defense Electronics Business

                                                            Year Ended December 31,
                                            -------------------------------------------------------
                                                 2003                2004                2004
                                            ---------------   ------------------  -----------------
                                                    (NIS in thousands)            ($ in thousands)
Revenues from sales and services........              -                   -                  -
Losses before financing expenses........              -             (20,000)            (4,345)

         Losses before financing expenses from our defense electronics business in 2004 resulted from the writeoff of NIS 20 million of the purchase price of Tadiran Communications allocated to in-process research and development.

         Our defense electronics business Elisra was reclassified as a discontinued operation as a result of the sale in November 2005, as described above. See Note 24(1) to the consolidated financial statements included elsewhere in this annual report. Elisra's revenues from sales and services decreased 11.6% to NIS 1,109 million in 2004 compared to NIS 1,255 million in 2003, primarily as a result of a major reduction in the Israeli defense budget, as well as a lag in new orders and delays by subcontractors. The earnings before financing expenses of the discontinued defense electronics operation were NIS 16 million in 2004, compared to losses before financing expenses of NIS 29 million in 2003, primarily as a result of the reduction of costs due to implementation of efficiency measures in 2003.


         Agrochemicals Business

                                                              Year Ended December 31,
                                            -------------------------------------------------------
                                                 2003                2004                2004
                                            ---------------   ------------------  ----------------
                                                    (NIS in thousands)            ($ in thousands)
Revenues from sales and services........      5,191,913           6,895,238          1,497,988
Earnings before financing expenses......        789,213           1,263,541            274,504

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

         Earnings before financing expenses from our agrochemicals business increased 60.1% to NIS 1,263 million in 2004 from NIS 789 million in 2003 as a result of increased sales and, to a lesser extent, as a result of the strengthening of primary trading currencies against the dollar, partially offset by an increase in raw material costs. Earnings before financing expenses from our agrochemicals business include NIS 159 million in capital gains from the sale of shares in MA Industries in January 2004.

         Venture Capital Business

                                                             Year Ended December 31,
                                             -------------------------------------------------------
                                                  2003                2004                2004
                                             ---------------   ------------------  -----------------
                                                     (NIS in thousands)            ($ in thousands)
Revenues from sales and services..........            --                  --                 --
Losses before financing expenses..........       (71,499)            (43,327)            (9,413)

         As of December 31, 2004, the book value of Koor CVC's investments in its start-up companies, a venture capital fund and Scopus Network Technologies (now called Scopus Video Networks), in which Koor CVC held a 27% interest on a fully-diluted basis, totaled approximately NIS 181 million. During 2004, Koor CVC recorded NIS 58 million of provisions for the decline in value of several of its portfolio companies. This expense was recorded in our consolidated financial statements under the caption "Other income (expenses), net".

         In 2004, Koor CVC received approximately $8.8 million in proceeds from the sale of its holdings in its portfolio companies Riverhead Networks and Envara. The gain to Koor CVC was NIS 17 million which was recorded in our consolidated financial statements under the caption "Other income (expenses), net".

         Tourism

                                                              Year Ended December 31,
                                              -------------------------------------------------------
                                                   2003                2004                2004
                                              ---------------   ------------------  -----------------
                                                      (NIS in thousands)            ($ in thousands)
Revenues from sales and services.........         309,264             430,280             93,478
Earnings (losses) before financing
  expenses...............................         (45,024)             36,651              7,962

         Revenues and earnings from our tourism business increased 39.1% to NIS 430 million in 2004 from NIS 309 million in 2003. This increase was primarily attributable to the increase in sales of Sheraton Moriah as a result of the increase in tourism to Israel, as well as the increase in the sales of Isram.

         Earnings before financing expenses from our tourism business were NIS 37 million in 2004, compared to losses before financing expenses of NIS 45 million in 2003, mainly as earnings before financing expenses for 2004 include a capital gain of NIS 50 million from the sale of 19% of Knafaim.


         Other Businesses

                                                              Year Ended December 31,
                                              -------------------------------------------------------
                                                   2003                2004                2004
                                              ---------------   ------------------  -----------------
                                                      (NIS in thousands)            ($ in thousands)
Revenues from sales and services...........        10,448              10,564              2,295
Earnings (losses) before financing
  expenses.................................         2,433              (3,414)              (742)

         Our other business, Koor Trade, was reclassified as a discontinued operation, as described above. See Note 24(2) to the consolidated financial statements included elsewhere in this annual report. Koor Trade's revenues from sales and services increased 15.8% to NIS 112 million in 2004 compared to NIS 96 million in 2003. Earnings before financing expenses of Koor Trade amounted to NIS 24 million in 2004 compared to NIS 13 million in 2003.

Quarterly Results

         The following table presents unaudited quarterly financial information for each of the four quarters of the year ended December 31, 2005. Such information has been prepared on the same basis as our consolidated financial statements.


                                                         Quarter Ended                          Year Ended
                                    ------------------------------------------------------     ------------
                                        March         June        September       December        December
                                      31, 2005      30, 2005       30, 2005       31, 2005        31, 2005
                                    -----------   -----------    -----------     ---------     ------------
                                                            (in millions of NIS)
Revenues and earnings............        484          495            297            299            1,575
Earnings before income tax.......        173          110             27             27              337
Net earnings from continuing
operations.......................        105           98             30             33              266
Net earnings from discontinued
operations ......................          7          (31)            (6)            80               50
Net earnings.....................        109           67             24            113              313

         Our operating results may be subject to significant fluctuations in future periods. Our operating results for any particular quarter are not necessarily indicative of any future results. Our quarterly operating results may be subject to significant fluctuations due to various factors, including changes in our investment portfolio and factors affecting our various segments such as the length of the sale cycles, the timing and size of orders and shipments to customers, variations in distribution channels, mix of products, new product introductions, competitive pressures and general economic conditions.

Recent Developments

         During the first six months of 2006, we purchased an additional 6,920,565 shares of M-A Industries. Our holding in the voting rights of M-A Industries at June 30, 2006 is 33.7%.

         In January 2006, we signed an agreement for the acquisition of 50% of the issued and paid share capital, of Epsilon Investment House Ltd. ("Epsilon"). Epsilon is engaged in providing a wide range of financial services including portfolio management, mutual funds' management, underwriting, provident fund management and consulting in mergers and acquisitions. The transaction was completed on April 11, 2006 after receipt of approvals under all applicable laws, including the approval of the Israeli capital market commissioner. According to the agreement, we were allocated new shares, and also purchased shares from certain of the existing shareholders of Epsilon, for total consideration of NIS 106 million.

         On May 1, 2006, Discount Investment Corp. Ltd., a member of the IDB Group, announced that it had entered into an agreement for the acquisition of approximately 35.4% of our issued share capital. Completion of the transaction is subject to certain conditions, including the approval of the Israeli Anti-Trust Commissioner. The closing of the transaction is to take place by July 30, 2006, but may be extended by an additional 90 days under certain circumstances. IDB Group is an interested party of ours and holds approximately 10% of our shares prior to the abovementioned transaction.

Effective Corporate Tax Rate

         We do not file a consolidated tax return with our subsidiaries, and we are taxed only on our own income. Most of our subsidiaries file their own tax returns, based on their own taxable income. Our income tax obligations and our Israeli subsidiaries' income tax obligations are based on profits determined in nominal NIS for Israeli statutory purposes, adjusted for tax purposes, in terms of end-of-year Israeli currency, in accordance with changes in the CPI. The tax provision in our financial statements does not directly relate to income shown on such statements. See Note 16H (2) to our consolidated financial statements included elsewhere in this annual report for the reconciliation between the theoretical and actual tax expense. Non-Israeli subsidiaries are taxed based upon tax laws in their respective countries of residence. The effective corporate tax rate is affected mainly by tax benefits arising from reduced tax rates applied to approved enterprises, utilization of tax loss carry forwards for which no deferred taxes were recorded, the effect of the Inflationary Adjustment Law on Israeli companies, whose functional currency is the dollar, and the disallowance of provisions for anticipated losses from the sale of assets. In 2005, we had a profit before taxes of NIS 337 million. See Note 16H to our consolidated financial statements included elsewhere in this annual report.

Liquidity and Capital Resources

         We finance our corporate level activities principally through the proceeds from divestitures, management fees and dividends we receive from our subsidiaries and affiliates and through debt financing. In 2005 and 2004, we received management fees in the amount of NIS 20 million and NIS 22 million, respectively. In addition, in 2005 and 2004 we received NIS 114 million and NIS 135 million, respectively, in distributions from subsidiaries and affiliates, of which NIS 82 million and NIS 68 million, respectively, was received from Makhteshim-Agan Industries Ltd., or MA Industries. Of the NIS 249 million in distributions we received in 2004 and 2005, NIS 81 million was received as a liquidating distribution in respect of our wholly-owned subsidiary, Tadiran Ltd.

         Our shareholders' equity at December 31, 2005 increased 32.4% to NIS 2,483 million, compared to NIS 1,876 million at December 31, 2004. The increase in 2005 was primarily due to the increase in our net earnings and in the cumulative foreign currency translation adjustments.

         Working capital at December 31, 2005 was NIS 543 million compared to NIS 765 million at December 31, 2004. The impact of the deconsolidation of MA Industries and Telrad resulted in a NIS 1,304 million decrease in working capital in 2005, which was partially offset by an increase of NIS 787 million in working capital at the parent company, as well as an increase of NIS 299 million in working capital at Sheraton-Moriah.

         Long-term debt totaled NIS 2,000 million at December 31, 2005, or 37.8% of total assets on that date, compared to NIS 3,071 million at December 31, 2004, or 23.4% of total assets on that date.

         Total debt at December 31, 2005 was NIS 2,272 million, or 42.9% of total assets, compared to NIS 4,728 million, or 36.0% of total assets, at December 31, 2004.

         In accordance with several of our financing agreements, we and several of our subsidiaries and affiliates undertook to maintain certain financial covenants, including minimum shareholders' equity and debt capital, ratio of shareholders' equity to debt capital, and a ban on creating pledges without the advance consent of the banks providing the financing. We also undertook to use the proceeds from the sale of certain assets to repay a portion of our existing debt. As of December 31, 2005 and June 30, 2006, we and our relevant subsidiaries and affiliates are in compliance with the above covenants.

Summary of our Contractual Obligations and Commercial Commitments

         For purposes of presenting the approximate cash flows that will be required to meet our material contractual obligations, the following table presents a summary of those obligations, as of December 31, 2005:

                                                                    Payments Due by Period
                                           -------------------------------------------------------------------------
                                                                     (in millions of NIS)

                                                               Less Than        2-3          4-5           After
         Contractual Obligations                Total           1 Year         Years        Years         5 Years
----------------------------------------   -------------     -------------   --------    ----------    -------------
Debt to Banks(1)........................         2,371              360         413         1,185            413
Debentures(1)...........................           458               22          22           413              -
Operating Lease Obligations.............            18               12           6             -              -
Other Obligations(2)....................            59                1          22             4             32
Total Contractual Cash Obligations......         2,906              396         463         1,603            445

(1) Includes future interest payments in accordance with applicable interest rates and linkage bases detailed in Note 15 to our financial statements included elsewhere in this annual report..The Israeli CPI is assumed to increase 2% per annum, LIBOR interest rate and Prime interest rate published by the Israeli central bank are assumed to be 5% and 6.25%, respectively and dollar exchange rate is assumed to remain as at December 31, 2005.

(2) Includes mainly loans from shareholders in subsidiaries and receipts from time-sharing units at Sheraton-Moriah.


         For purposes of presenting the approximate cash flows that will be required to meet our other commercial commitments, the following table presents a summary of those commitments, as of December 31, 2005:

                                                         Amount of Commitment Expiration Per Period
                                         ---------------------------------------------------------------------------
                                                                    (in millions of NIS)
                                               Total          Less Than         2-3           4-5          After
     Other Commercial Commitments           Commitment          1 Year         Years         Years        5 Years
--------------------------------------   --------------      -----------      -------      --------      -----------
Guarantees(1).........................          274               50             29            --           195
Commitments for investment
in Venture Capital Funds(3)...........           11                8              3            --            --
Total Commercial
Commitments...........................          285               58             32            --           195

(1) Includes: (i) a guarantee Bezeq (Israeli telecommunications company) received from Koor in the amount of NIS 132 million; and
     (ii) guarantees by us for affiliates and other non-consolidated companies in the amount of approximately NIS 142 million. See Note 22E to our consolidated financial statements included elsewhere in this annual report.

(2) This amount represents Koor CVC's remaining obligation for investment in its portfolio funds, which may be drawn upon by the funds over the next 1-3 years, based on their needs.


Cash Flows

         Cash and cash equivalents increased by NIS 27 million in 2005 compared to 2004.

         Cash flows used in operating activities in 2005 were NIS 175 million, compared to cash flows generated by operating activities of NIS 894 million in 2004. The decrease in cash flows from operating activities stems mainly from minority interest in losses of subsidiaries of NIS 9 million in 2005 compared to minority interest in earnings of subsidiaries of NIS 431 million in 2004; depreciation and amortization of NIS 43 million in 2005 compared to NIS 431 million in 2004; equity in operating results of affiliates of NIS (269) million in 2005 compared to NIS 36 million in 2004, investments in formerly consolidated subsidiaries of 205 million in 2005 compared to negligible amount in 2004, and investments in affiliated companies of NIS 77 million in 2005, compared to NIS 227 million in 2004.

         Cash flows generated by investing activities in 2005 were NIS 419 million, compared to cash used in investing activities of NIS 723 million in 2004. Cash used for the acquisition of subsidiaries (mainly by MA Industries) and affiliates (mainly the acquisition of Tadiran Communications) was zero in 2005, compared to NIS 940 million in 2004. Proceeds from sales of subsidiaries and affiliated companies and others (mainly the sale of shares of MA Industries and Tadiran Communications) were NIS 645 million, compared to NIS 636 million in 2004. The investment in fixed assets, net after deduction of investment grants, amounted to NIS 21 million, compared to NIS 204 million in 2004. Investment in intangible assets amounted to NIS 1 million in 2005, compared to NIS 153 million in 2004, mainly as a result of investments by MA Industries. Investments in venture capital companies amounted to NIS 15 million, compared to NIS 35 million last year. Furthermore, in 2005, cash used to increase short-term deposits and investments amounted to NIS 167 million, compared to cash generated by the decrease in short-term deposits and investments of NIS 17 million in 2004. Net cash inflow generated by investing activities of discontinued operations (mainly Elisra) was NIS 144 million in 2005, compared to net cash outflow of NIS 49 million in 2004. This includes proceeds from the sale of Elisra in the amount of NIS 320 million.

         Financing activities during 2005 consumed NIS 553 million, compared to NIS 128 million during 2004. Long-term loans received in 2005 amounted to NIS 1,338 million, compared to NIS 973 million in 2004. The loans were received mainly at the parent company level. Repayment of long-term loans in 2005 amounted to NIS 1,887 million compared to NIS 1,782 million in 2004. Loans were repaid mainly at Koor (the parent company). There were no proceeds from the issuance of convertible debentures in 2005, compared to proceeds of NIS 666 million in 2004 (issued by MA Industries). Short-term credit, net, decreased by NIS 475 million in 2005, compared to an increase of NIS 10 million in 2004.

Impact of Inflation and Currency Fluctuations

         The dollar cost of our operations in Israel is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the dollar. The inflation rate in Israel was 2.4 % in 2005 as compared to 1.2% in 2004. At the same time, the depreciation of the NIS against the dollar was 6.8% in 2004 as compared to an appreciation of 1.6% in 2004. The decrease in the dollar cost of our operations in Israel relates primarily to the cost of salaries in Israel, which are paid in NIS, and constitutes a substantial portion of our expenses.

Trend Information

         Our financial condition and results of operation may be subject to significant fluctuations in future periods. Our past financial condition and results of operation are not necessarily indicative of any future results. Our future financial condition and results of operation may be subject to significant fluctuations due to various factors, including changes in our investment portfolio due to the acquisition or divestiture of subsidiaries or other companies, and factors affecting our various segments such as the length of the sale cycles, the timing and size of orders and shipments to customers, variations in distribution channels, mix of products, new product introductions, competitive pressures and general economic conditions.

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

Item 6.  Directors, Senior Management and Employees.
         ------------------------------------------

Directors and Senior Management

         The following table sets forth, as of June 30, 2006, the name, age and position of each of our directors and executive officers:(1)


Charles R. Bronfman                  76       Chairman of the Board of Directors

Rolando Eisen(2)(3)(4)               65       Director

Paulette Eitan(2)(3)(5)              61       Director

Ron Feinstein(2)                     69       Director

Andrew Hauptman(4)                   38       Director

Chemi Peres                          49       Director

Dan Propper(4)                       65       Director

David Rubner                         67       Director

Prof. Gabriela Shalev(2)(4)          65       Director

Jonathan B. Kolber                   45       Chief Executive Officer

Danny Biran                          64       President

Ran Maidan                           35       Senior Vice President and Chief
                                              Financial Officer

Aaron Zuker                          61       Vice President

Shlomo Heller                        63       General Counsel and Corporate
                                              Secretary

________________________

(1) Following the transfer of 5,081,033 of our shares to Discount Investment Corp. on July 3, 2006 described in Item 4 "Information on the Company - Business Overview - Major Shareholders", seven of our current directors resigned from our Board of Directors, namely Mr. Charles R. Bronfman, Mr. Andrew Hauptman, Adv. Roni Feinstein, Mr. Chemi Peres, Mr. Dan Propper, Mr. David Rubner and Prof. Gabriela Shalev. The following five new directors were nominated - Mr. Nochi Dankner, Mr. Avi Fischer, Mr. Zvi Livnat, Mr. Yitzhak Manor and Mr. Ami Erel. The final composition of the Board of Directors will be determined within the next few weeks. Furthermore, we expect that changes in the composition of our management will occur.
(2)   Member of the Audit Committee.
(3) External director. Under the Israeli Companies Law, 1999, publicly held companies in Israel are required to appoint at least two "external directors" who serve for three-year terms, as described below. Our external directors were appointed in June 2002 and pursuant to the Companies Law, their terms expired on June 24, 2005. At our annual general meeting of shareholders held on July 3, 2005, our shareholders voted to re-appoint our external directors for a second term of three years.
(4)   Member of the Remuneration Committee.
(5)   Serves as the Audit Committee Financial Expert.

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

         Rolando Eisen has been an external director of Koor since June 2002. Mr. Eisen serves as a board member in I.D.B. Holdings Ltd. (external director) and Healthcare Technologies Ltd. which is traded on NASDAQ. Mr. Eisen is a co-founder and was the Managing Director of Rim Industries Ltd. Mr. Eisen has a B.Sc. in Industrial Management from Carnegie Mellon University. Mr. Eisen is an Israeli citizen.

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

         Ron Feinstein has been a director of Koor since October 1991. Since 1999, Mr. Feinstein has served as a Chairman of the Board of Directors of Sheraton Moriah Israel Ltd. From 1996 until 1998, Mr. Feinstein served as a Chairman of the Board of Radisson Moriah Hotels Ltd. Between 1992 and 1998, Mr. Feinstein also served as the Chairman of the Board of Tourist Industry Development Corporation Ltd. Mr. Feinstein was a partner in the law firm of Glass, Feinstein and Bar-Sela from 1981 through March 1997 and since then he is self-employed at his own law firm. Mr. Feinstein is presently a member of the Board of Directors of Migdal Insurance Corp. and the Chairman of the Board of Directors of Am-Oved Publishers Ltd.

         Andrew Hauptman has been a director of Koor since November 1997. Mr. Hauptman is the Co-Chairman and Chief Executive Officer of Andell Holdings LLC, a private investment firm. Mr. Hauptman serves on the Board of Directors of several privately held and publicly traded companies, including Canyon Ranch Holdings LLC, Dick Clark Productions and Elizabeth Arden Red Door Salons LLC, Mr. Hauptman also serves as the Chairman of the Board of Storage Mobility LLC, as well as Andell Entertainment. In addition, Mr. Hauptman serves on the Board of Trustees of the Los Angeles County Museum of Art, the Zoe Saidye Hauptman Memorial Fund, The Hauptman Family Foundation and The Charles Bronfman Prize, as well as being a member of the Yale University Council, an advisory board to the President. Prior to joining Andell Holdings LLC, Mr. Hauptman worked in restructuring and mergers and acquisitions with Alex. Brown & Sons in New York. Later her worked with Universal Studios in London and played a key role in the oversight of its international operations, focusing primarily on the music and filmed entertainment groups. Mr. Hauptman holds an M.B.A. from Harvard University and a B.A. in History from Yale University. Mr. Hauptman is the son-in-law of Charles R. Bronfman, our Chairman of the Board.

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

         Dan Propper is the Chairman of the Osem Group of Companies, one of Israel's leading food manufacturers and a public company traded on the Tel Aviv Stock Exchange. Mr. Proper is a member of the boards of various industrial companies as well as the Technion, Israel Institute of Technology, the Weizman Institute of Science and Ben-Gurion University. Mr. Propper graduated summa cum laude from the Technion with a degree in chemical engineering and food technology. In 1999, he received an honorary doctorate from the Technion for his contribution to Israeli industry and economy. Between the years 1993-1999 Mr. Propper served as the President of the Israeli Manufacturers Association.

         David Rubner has been a director of Koor since June 2000. Mr. Rubner is the Chairman and Chief Executive Officer of Rubner Technology Ventures Ltd. and a partner in Hyperion Israel Advisors Ltd., a venture capital firm. Mr. Rubner was employed by ECI from 1970 until February 2000, and served as its President and Chief Executive Officer from 1991 to October 1999 and February 2000, respectively. Mr. Rubner serves on the board of directors of Checkpoint Software Ltd., Elbit Imaging Ltd. and Lipman Electronic Engineering Ltd., as well as several privately held companies. Mr. Rubner also serves on the board of trustees of Bar-Ilan University and Shaare Zedek Hospital. Mr. Rubner holds a B.Sc. in Engineering from Queen Mary College, University of London and a M.Sc. degree from Carnegie Mellon University.

         Prof. Gabriela Shalev has been a director of Koor since February 1999. Prof. Shalev is the President and Rector of Ono Academic College. Prof. Shalev also serves on the board of directors of several other companies, including Teva Pharmaceutical Industries Ltd. and Osem Ltd.

         Jonathan B. Kolber has been Chief Executive Officer of Koor since July 1, 1998. Mr. Kolber served as the Vice Chairman of the Board of Directors of Koor from November 1997 until he resigned from the Board on March 26, 2003. Mr. Kolber served as President of Claridge Israel Ltd. from 1989 to 2001 and as Vice President of Claridge Inc. from 1986 to 1990. Mr. Kolber was associated with Cemp Investments from 1985 to 1987. Mr. Kolber serves as a director of several Israeli companies, including ECI Telecom Ltd., MA Industries Ltd, Telrad Networks Ltd., Elbit Systems Ltd., Knafaim-Arkia Holdings Ltd., and Sheraton-Moriah (Israel) Ltd. Mr. Kolber has a B.A. in Near Eastern Languages and Civilizations from Harvard University and a Certificate on Advanced Arabic from the American University of Cairo.

         Danny Biran has been President of Koor since July 1, 1998. Mr. Biran currently serves as Chairman of the Board of Makhteshim Agan Industries Ltd., A Industries, Isrex (94) Ltd., Koor Trade Ltd. R.M. Renaissance Management (1993) Ltd., and Dekolink Wireless Ltd. Mr. Biran is also a director of ECI and Sheraton-Moriah. Mr. Biran is a graduate of the Law faculty of the Tel Aviv University and a member of the Israeli Bar.

         Ran Maidan has been Senior Vice President and Chief Financial Officer of Koor Industries since August 2005. Prior to joining Koor in 2005, Mr. Maidan served as Chief Financial Officer of the Elisra Defense Group from March 2003. Between the years 2000 to 2003 Mr. Maidan was Vice President, Mergers, Acquisition and Taxation of Koor, and between the years 1999 and 2000 was Corporate Controller of Koor. During his tenure both at Koor Industries' and Elisra Mr. Maidan served on the Board of several Israeli companies, private and public. Between the years 1995 to 1999 Mr. Maidan was an Audit Manager at KPMG Somekh Chaikin. Mr. Maidan currently serves as a director of MA Industries Ltd., Telrad Networks Ltd.and Sheraton Moriah Israel Ltd. Maidan holds an MBA and Bachelor degree in Accounting and Economics, both from the Bar-Ilan University, and is a Certified Public Accountant in Israel.

         Aaron Zuker has been a Vice President of Koor since January 1999. He serves as Managing Director of R.M. Renaissance Management (1993) Ltd. Mr. Zuker is a director of MA Industries Ltd. Mr. Zuker is also a director of Isrex (94) Ltd., Clalcom Ltd. and Barak ITC (1995). Between the years 1990 - 1995, Mr. Zuker served as Chief Financial Officer and then Chief Executive Officer of The Jerusalem Report Publication.

         Shlomo Heller has been General Counsel and Corporate Secretary of Koor since August 1997. From 1990 to 1997, Mr. Heller served as the General Counsel of United Mizrahi Bank Ltd. Mr. Heller also serves as a director of several other companies within Koor.

Compensation

         The aggregate compensation paid to or accrued on behalf of all our directors and executive officers as a group (15 persons, including 12 months compensation to our former Chief Financial Officer) during 2005 consisted of approximately $4.4 million, in salaries, fees, bonuses, commissions and directors' fees and $0.6 million to provide pension, retirement or similar benefits, excluding expenses (including business travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid to such officers and directors by companies in Israel.

         All of our directors received compensation identical to that received by our external directors as described below.

         Compensation and reimbursement for external directors (as described below) is statutorily determined pursuant to a formula stated by the Israeli Companies Law, 1999, which became effective on February 1, 2000, and which we refer to in this annual report as the Companies Law, and we adopted the highest compensation payable pursuant to the formula. Compensation and reimbursement of all other directors who do not serve as officers are the same as the statutory rates paid to external directors pursuant to a decision of our shareholders at our annual general meeting. For additional information concerning the compensation of directors, see Note 26B to our consolidated financial statements included elsewhere in this annual report.

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

Board Practices

         Composition of Board; Election of Directors

         Pursuant to our articles of association, the number of directors serving on the board is required to be not less than five. The appointment of members to the board of directors, their replacement and removal, and the appointment of the chairman of the board of directors requires approval by our shareholders by ordinary resolution. Each member of the board of directors remains in office until his/her office is vacated due to any one of the following events: death, legal incompetence, bankruptcy, resignation or removal at a shareholders meeting. Our chief executive officer is appointed by the board of directors. Our executive officers serve at the discretion of our chief executive officer pursuant to powers delegated to him by our board of directors.

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

         Under a recent amendment to the Companies Law, at least one of the external directors is required to have "financial and accounting expertise" and the other external directors are required to have "professional expertise". The terms "financial and accounting expertise" and "professional expertise" have been defined by regulations adopted according to the Companies Law.

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

         New York Stock Exchange Requirements

         Our ADSs are listed on the New York Stock Exchange, or NYSE, and we are subject to the rules of the NYSE applicable to listed companies. Under the current NYSE rules, we are required to have an audit committee consisting of at least three directors, all of who must be independent. The independence standard under the NYSE rules generally excludes (1) any person who is an employee of a company or its affiliates or any person who is an immediate family member of an executive officer of a company or its affiliates, until the lapse of three years from the termination of such employment, (2) any person who is a partner, controlling shareholder or executive officer of an organization that has a business relationship with a company or who has a direct business relationship with a company, unless the board of directors of the company determines that the business relationship does not interfere with such person's independent judgment, or unless three years have lapsed from the termination of such relationship or his status as a partner, controlling shareholder or executive officer, and (3) any person who is employed as an executive of another corporation where any of the company's executives serves on that corporation's compensation committee. See " - Audit Committee - New

York Stock Exchange Requirements" for a description of the NYSE rules that became effective with respect to Koor on July 31, 2005.



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

         Pursuant to the Sarbanes-Oxley Act of 2002, the Securities and Exchange Commission, or SEC, issued new rules which, among other things, require the NYSE to impose independence requirements on each member of the audit committees of listed companies. The NYSE adopted rules that comply with the SEC's requirements and became effective with respect to Koor on July 31, 2005.

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

         Internal Auditor

         Under the Companies Law, the board of directors must appoint an internal auditor, nominated by the audit committee. The role of the internal auditor is to examine, among other matters, whether our actions comply with the law and with orderly business procedure. Under the Companies Law, the internal auditor may be an employee of ours but not an office holder, or an affiliate, or a relative of an office holder or affiliate, and may not be our independent accountant or its representative. We have appointed Mr. Ezra Yehuda, CPA, who is not an employee of ours, as our internal auditor in accordance with the requirements of the Companies Law and his reports are submitted to and reviewed by the Chairman of our board of directors and the audit committee. The audit committee follows up on the implementation of the recommendations of the internal auditor.

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

Employees

         At December 31, 2005, we had 2,318 employees worldwide, which represented a decrease of 65% from year-end 2004. The decrease in the number of employees is due to the deconsolidation of MA Industries and Telrad described elsewhere in this annual report.

         The table below sets forth the number of our employees on a consolidated basis and a break down of their geographic location at the end of each of the last three fiscal years:

                         Latin
            Israel      America       USA       Europe     Others      Total
     2003     4,605        993        311          329         90      6,328
     2004     4,732        965        369          373        120      6,559
     2005     1,838         14        251          121         94      2,318


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

         We are subject to various Israeli labor laws, collective bargaining agreements at our affiliates, Israeli labor practices, as well as orders extending certain provisions of collective bargaining agreements between the Histadrut (currently the largest labor organization in Israel) and the Coordinating Bureau of Economic Organizations (the federation of employers' organizations). Such laws, agreements and orders have a wide scope, including minimum employment standards (including, among other things, working hours, minimum wages, vacation and severance pay), and special issues, such as equal pay for equal work, equal opportunity in employment, and employment of women, youth and army veterans. According to the National Insurance Law, Israeli employers and employees are required to pay predetermined sums to the National Insurance Institute, an organization similar to the United States Social Security Administration. These contributions entitle the employees to benefits during periods of unemployment, work injury, maternity leave, disability, reserve military service, and bankruptcy or the winding-up of the employer, in addition to health insurance. The National Health Insurance Law 1994 imposes a health tax at a rate of approximately 4.8% of an employee's base wage.

         The collective bargaining agreements of our affiliates cover a term of one to three years, or are for an indefinite period. Upon expiration of the term of an agreement, and pending negotiations for extension, the provisions of the agreement remain in force unless one of the parties gives a notice of termination or a new collective agreement is entered into which explicitly terminates the previous collective agreements. Management believes that, upon expiration of such existing agreements, its subsidiaries will be able to negotiate, without material disruptions to our businesses, satisfactory new agreements. However, there can be no guarantee that satisfactory agreements will be reached in each subsidiary or that the negotiation of such agreements will not generate material disruptions to our businesses.

         Several of our affiliates have collective retirement agreements. These agreements are due to expire in 2006. Unlike the collective bargaining agreements, because these agreements have a termination date, the provisions of these agreements will not remain in force in the period between the expiration and the signing of an alternative agreement.

         In 2005, our total labor costs amounted to approximately NIS 203 million, which represented approximately 21% of our total net sales, compared to NIS 1,057 million in 2004. The decrease in labor costs is due to the deconsolidation of MA Industries and Telrad described elsewhere in this annual report. Labor costs of our discontinued operations, Elisra and Koor Trade amounted to approximately NIS 392 million in 2005, or 35% of the net sales of the discontinued operations, compared to NIS 427 million in 2004. The majority of our labor costs is denominated in NIS and is affected by the periodic changes in the inflation rate in Israel.

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

         As of June 30, 2006, our executive officers, in the aggregate, held 204,731 ordinary shares and 40,000 options under our stock option plans to purchase up to 40,000 ordinary shares. These options have an exercise price of NIS 208.6 per share and an expiration date of December 31, 2010.

         The 2003 Stock Based Compensation Plan

         On July 27, 2003, at our annual general meeting of shareholders, our shareholders approved the 2003 Stock-Based Compensation Plan, which had been previously approved by our audit committee and by our board of directors, on May 25, 2003 and June 5, 2003, respectively. A framework was approved for the allotment of up to 1,200,000 stock options exercisable for up to 1,200,000 of our ordinary shares, out of which 1,112,903 options have been granted.

         Under the terms of the 2003 plan, each stock option is theoretically exercisable for one share, subject to adjustments. However, in practice, offerees who exercise the options will not be allotted the full quantity of shares underlying each option, but only shares which reflect the amount of the monetary bonus inherent in their option, computed on the date of exercise. Accordingly, the exercise price of each stock option is intended only for computation of the bonus component.

         The options are designated for directors and employees who are not related parties and will not become related parties as a result of allotment of the stock options. In any event, the total number of offerees under the 2003 plan will not exceed 35 offerees, excluding our directors and chief executive officer.

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

         As of June 30, 2006, 350,944 options to purchase our ordinary shares were outstanding, as follows:

                Balance of
             stock options          Exercise        Expiration
             Not exercised             Price              date
           ---------------     -------------   ---------------
                                         NIS
                               -------------
                   227,944              99.5           12/2010
                    13,000             182.9           12/2010
                    50,000             193.4           12/2010
                    40,000             208.6           12/2010
                    10,000             219.0           12/2010
                    10,000             229.6           12/2010
           ---------------
                   350,944
           ===============

         Option Plans of Certain Subsidiaries

         In April 2001, the board of directors of MA Industries decided to distribute options to employees of MA Industries and its consolidated companies. According to this plan, during 2002 and 2003, 17,400,000 options were allocated, each of which is exercisable into one ordinary share of MA Industries. Following the exercise of options, as of March 31, 2006, 2,985,372 options to purchase shares of MA Industries were outstanding under this plan.

         In April 2003, the board of directors of MA Industries approved a framework for the allotment of 17,000,000 stock options, each of which is exercisable into one ordinary share of MA Industries. Out of the framework, 3,400,000 options were allotted to the Chief Executive Officer and to directors of MA Industries, and following the exercise of options, 4,495,341 options remained outstanding as of March 31, 2006.

         On March 8, 2005, the board of directors of MA Industries adopted a new option plan for its and its subsidiaries' officers and employees. Under the terms of the plan, on March 14, 2005, 14,900,000 stock options, each of which is exercisable into one ordinary share of MA Industries, were allotted, including 2,500,000 options that were deposited with a trustee for future distribution. Out of the total number of options allotted under the plan, 800,000 options were granted to MA Industries' chief executive officer. On March 8, 2006, the board of directors of M-A Industries resolved to issue the balance of the options under the plan to employees. As of March 31, 2006, 14,900,000 options were outstanding under this plan.

         All the options of MA Industries will be exercised for shares in a quantity reflecting the amount of the financial benefit inherent in the options, according to the Bonus Component Method.

Item 7.  Major Shareholders and Related Party Transactions.
         -------------------------------------------------

Major Shareholders

         The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares as of June 30, 2006 with respect to each person known to us to be the beneficial owner of 5% or more of our outstanding ordinary shares. None of our major shareholders has any different voting rights than any other shareholder.

                                                                      Number of               Percentage of
                                                                       Ordinary            Outstanding Ordinary
                                                                        Shares                    Shares
Name                                                              Beneficially Owned               (1)
----                                                             -------------------       ---------------------
Claridge Israel L.L.C. (2)(3)................................         2,375,835                  14.74%
Esarbee Investments Limited (4)..............................         2,271,167                  14.09%
IDB Development Corporation Ltd. (5) ........................         1,630,214                  10.11%

All officers and directors as a group (14 persons) (6).......         1,130,925                   7.02%

_________________

         (1) Based upon 16,446,964 ordinary shares issued and outstanding on June 30, 2006, which amount excludes 15,799 ordinary shares held by one of our wholly-owned subsidiaries, which according to the Companies Law do not confer voting rights while held by a subsidiary. The respective numbers of ordinary shares listed as beneficially owned in the table above, and the percentage of outstanding ordinary shares represented thereby, do not give effect to ordinary shares issuable upon exercise of options granted pursuant to the 2003 plan, which are exercisable within 60 days of this annual report. See "Item 6. Directors, Senior Management and Employees," and Note 20 to our consolidated financial statements included elsewhere in this annual report.

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

         (3) Excluding 119,316 shares held by CBT Holdings L.L.C. a Delaware limited liability company held by The Charles Bronfman Trust.

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

               An additional 120,046 shares are held by The Charles Rosner Bronfman Family Trust.

               An additional 104,669 shares are held by the Charles R. Bronfman trust, a trust established under the laws of New York primarily for the benefit of Charles R. Bronfman and Stephen R. Bronfman.

         (5) IDB Development Corporation Ltd., or IDBD is controlled (66%) by IDB Holding Corporation Ltd., or IDBH. Both IDBD and IDBH are public Israeli companies traded on the Tel Aviv Stock Exchange. Approximately 51.7% of the outstanding share capital of IDBH is owned by a group comprised as follows: (i) 31.02% is held by Ganden Investments I.D.B. Ltd., a private Israeli company controlled by Nochi

               Dankner and his sister, Shelly Bergman; (ii) 10.34% is held by Manor Investments-IDB Ltd., a private Israeli company controlled by Ruth Manor; and (iii) 10.34% is held by Avraham Livnat Investments (2002) Ltd., a private Israeli company controlled by Avraham Livnat. The members of this group entered into a shareholders agreement relating to, among other things, their joint control of IDBH, the term of which expires in May 2023. In addition to her holdings as a controlling shareholder in one of the members of this group, as described above, Shelly Bergman separately holds approximately 4.9% of IDBH's outstanding share capital.

               On May 1, 2006, Discount Investment Corp. Ltd., a subsidiary of IDBD, signed an agreement, to acquire from Claridge Israel L.L.C., Esarbee Investments Limited, The Charles Rosner Bronfman Family Trust, CBT Holdings L.L.C., the Charles R. Bronfman Trust, Anfield, Ltd. (see note 6 below) and another company related to the family of Jonathan B. Kolber (which holds 90,000 shares of our Company), all of our shares held by those entities totaling 5,753,207 shares, or approximately 34.9% of our outstanding shares, for $445.8 million. All approvals to which the transaction was subject, including Israel's anti-trust commissioner, have been granted. On July 3, 2006, this transaction closed and 5,081,033 of our shares, or approximately 30.9% of our outstanding shares, were transferred to Discount Investments Corp., for approximately $394 million, and a put option, exercisable during December 2006, was granted to Anfield Ltd. in respect of the remaining 672,174 shares. Discount Investments is held 74.2% by IDBD, which also directly holds 10% of our outstanding ordinary shares, as described above.

         (6) Includes (i) 218,334 options to purchase our ordinary shares held by several of our directors and officers, which are exercisable within 60 days of the date of this annual report, (ii) 258,157 ordinary shares held by several of our directors and officers and
               (iii) 672,174 ordinary shares, representing 4.08% of our outstanding ordinary shares, held by Anfield, Ltd., a company registered in Israel and owned by Jonathan B. Kolber, our Chief Executive Officer. The holdings of Anfield in our ordinary shares were pledged in favor of Bank Hapoalim as a guarantee for a loan that was given to Anfield by Bank Hapoalim. Does not include the ordinary shares held by Claridge Israel L.L.C., which may be deemed beneficially owned by Ellen J. Bronfman Hauptman and Andrew Hauptman as described in footnote 2 above, or the ordinary shares held by Esarbee Investments Limited described in footnote 4 above.

         As of December 31, 2005, we had 50 ADS holders of record in the United States, holding ADSs representing approximately 4.3% of our outstanding ordinary shares, as reported by The Bank of New York, the depositary for our ADSs.

         To our knowledge, (A) we are not directly or indirectly owned or controlled (i) by another corporation or (ii) by any foreign government and (B) there are no arrangements, the operation of which may at a subsequent date result in a change in control of our company.

Related Party Transactions

         For details regarding transactions and loans between us and related parties, please see Note 26 to our consolidated financial statements included elsewhere in this annual report.

Item 8.  Financial Information.
         ---------------------

Consolidated Statements and Other Financial Information

         See "Item 17. Financial Statements" and pages F-1 through F-146.

Legal Proceedings

         Restrictive Trade Practices

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

         On March 10, 2005, we and the other defendants submitted to the District Court an objection to the plaintiff's request to certify the claim as a class action, and the plaintiff has filed its response to the objection. As of the date of this annual report, a date has not yet been set for the start of the court proceedings.

         Based on advice from our legal counsel, we believe the chances for the suit and for the action to be recognized as a class action are remote.

         In connection with the sale of shares of Telrad Networks, Koor committed to indemnify the purchasers in the event that a court ruling will increase the amount of expenses to be paid by Telrad Networks to an amount exceeding that stated in the share purchase agreement.

         On June 1, 2005, an indictment was filed with the Jerusalem District Court prosecuting Koor, and seven other companies that are not members of the Koor Group (including two companies that had been owned by Koor on the relevant dates and were later sold to third parties) and nine executives (including two who had been salaried employees of Koor on the relevant dates) for violations of the Anti-Trust Law. The indictment was the outcome of an investigation that had been opened by the Anti-Trust Commission in other companies during 2001, with respect to price fixing and collusion, and the lack of competition in the frozen and canned vegetable industry. The Anti-Trust Authority claimed that two companies that belonged to the Koor Group in the past had colluded with other companies in the years 1992-1998.

         On June 18, 2006, the Jerusalem District Court issued a verdict imposing a penalty of NIS 400,000 on Koor.

         Environmental

         Pursuant to an agreement with the Ministry of Environmental Protection, subsidiaries of MA Industries decided to construct facilities for the biological treatment of waste. Construction of the facility will take approximately three years. In the estimation of the subsidiary's management, the aggregate construction cost will be between $30 million and $40 million.

         One of MA Industries' subsidiary's plants, together with other chemical plants, was constructed in Ramat Hovav, since the Government of Israel determined that the location was suitable for chemical plants as it was assumed that the layers of the soil in that area were absolutely sealed against penetration by liquid discharges or contamination. The Ministry of Environmental Protection conducted tests as a result of which it was reported that data exist indicating subterranean contamination in Ramat Hovav. The inspectors recommended that steps be taken to prevent further leakage from active and dormant installations that are likely to constitute a source of contamination of the subterranean water in the region. MA Industries' subsidiary may be required to clean up the relevant areas or subterranean layers if and when it is found that the subsidiary is responsible for the contamination. Over the past several years various tests have been performed by different agencies to test the ground contamination in the Ramat Hovav area as well as the area surrounding the subsidiary's premises in Be'er Sheva. Based on studies performed by researchers, including foreign research institutes, there is no effective process for cleaning the contaminated soil. The only remediation available is the natural cleansing processes which will clean the land over a period of 80 years. As of December 31, 2005, in the opinion of MA Industries' Management, no material consequences on the financial statements are expected due to application of the recommendations deriving from the said examinations.

         In May 2004, a MA Industries' subsidiary and other factories in the Ramat Hovav area, received a notification of a change in the terms of the license, according to which the factories will be required to treat their waste, in contrast with the current treatment, independently and through application of evaporation procedures, in the framework of which the factories are required to perform within a short time, research and development for purposes of conformance of the procedures to the composition of each factory's waste, and later on to construct an appropriate facility, as well as application of formulation procedures, in the framework of which the factories are required to present research and development plans to the Ministry for purposes of application of the procedures with respect to the waste. At the same time, the Ministry of Environmental Protection set a date by which the factories are required to treat their waste in the required format and to stop the flow of waste into the evaporation pools and waste treatment facilities of the Council of Ramat Hovav. On November 28, 2004, based on these terms, the Israeli government reached a decision approving a plan to reduce air and water pollution deriving from the Ramat Hovav industrial area. The plan calls for, among other things, (i) more restrictive rules regarding the treatment of sewage by the plants in the area (derived from the additional business license conditions that are the subject of the administrative appeal described above) to be complied with in two stages, the first by June 30, 2006 and the second by December 31, 2007; (ii) the drying and rehabilitation of the vaporization pools in the area by the Ramat

Hovav Industrial Council, to be completed no later than December 31, 2012; and
(iii) the formulation and implementation by the Ministry of Environmental Protection of a plan to prevent exceptional emission of hazardous materials into the air from the Ramat Hovav industrial area.

         On October 10, 2004, the MA Industries' subsidiary, together with the Israeli Union of Industrialists and other companies, filed an administrative petition with the District Court of Be'er Sheva against the Ministry of Environmental Protection. The subject of the petition is in respect of the additional conditions for receipt of a business license that were imposed on the petitioning factories in May 2004 that deal with treatment and removal of waste accumulated as a result of their operations. As part of the petition, the Court was requested to issue an order declaring that the additional conditions are null and void. On March 3, 2005, the Court approved the Parties' consent to attempt to settle the dispute through "out of court" mediation. In the framework of the mediation, the Ministry of Environmental Protection hired the services of a Dutch company having expertise with respect to the matter. The Dutch company's conclusions supported the MA Industries' position that there is no treatment method of pressurized ventilation and crystallization for the type of waste material produced by the Ramat Hovav factories and it recommended to remain in the Ramat Hovav pools while improving the quality of the waste material and preventing the escape of odors and pollution into the environment. The matter is currently in the mediation process. Agreement regarding the proposed method will also update the conditions of the business license accordingly.

         In the estimation of MA Industries' management, based on advice of its legal counsel, in view of the current preliminary stage of the process, it is probable that the process will succeed and as a result the additional conditions to the business license will be modified and reasonable to implement. On June 15, 2006 the parties to the mediation agreed, principally, on a solution to the controversy aforementioned. According to that understanding, the Ministry of Environment is supposed to publish, in the near future, new terms to the business license to industries in the Ramat Hovav area that will replace the existing conditions. However, in case the mediation fails and the petition is dismissed, it will have a material effect on the activities of the plant in Ramat Hovav and/or will require investments of amounts that MA Industries' management is unable to estimate at this time.

         In November 2004, the Board of Directors of MA Industries approved a master plan for investments in environmental matters as they relate to the manufacturing sites in Israel. This included approval of investments of approximately $60 million during the period from 2005 through 2008, the implementation of which will depend on numerous factors, such as environmental conditions and technology feasibility studies for the sites), some of which are beyond MA Industries' control and there is therefore no certainty that they will take place.

         In August 2003, a criminal complaint has been filed against MA Industries' subsidiary - Makhteshim and one of its officers by the Man, Nature and Law Foundation. The complaint alleges that in several instances from 1999 to 2003, there were measurements at MA Industries' Ramat Hovav plant of stack emissions of materials exceeding the permitted concentrations, and that such emissions created strong air pollution. MA Industries believes the charges in the complaint are without merit and intends to defend itself against such charges. In the opinion of MA Industries' management, based on advice from its legal counsel, due to the early stage of the proceedings, it is not possible to estimate the outcome of the complaint and/or the resultant exposure. Therefore, the financial statements did not include a provision in respect of the proceedings.

         Claims filed against MA Industries and its foreign subsidiaries

         A claim was filed against several parties including a MA Industries subsidiary in Brazil, for an aggregate amount of $45 million, by a group that acquired the rights to two banks that had declared bankruptcy. With respect to the balance of the claim, the subsidiary has been sued as the guarantor of debts of agricultural cooperatives, which were its former shareholders.

         The position of the subsidiary is that it was removed from the guarantee agreement under the terms of a subsequent agreement between the bank, the previous shareholders and a subsidiary of the former shareholders. The subsidiary's financial statements include a provision of $1.6 million, based on the possibility of a compromise agreement with the plaintiffs. In the estimation of the subsidiary, based on the opinion of its legal counsel, the provision recorded is sufficient to cover any possible loss from this claim.

         Claims and other monetary demands have been filed against MA Industries' subsidiary in Brazil, in the aggregate amount of $63.9 million. Based on the opinion of its legal counsel, the subsidiary's management estimates that the chances of the subsidiary's success in the proceedings and its defense against the above claims and demands are high. The subsidiary believes that the provisions recorded in its financial statements are adequate to cover any possible damage which may result from these claims.

         Claims filed against ECI

         In January 2005, ECI was served in connection with a purported class action complaint filed in the United States Federal District Court for the District of Maryland against ECtel, certain officers and directors of ECtel, and ECI. The complaint alleges violations of U.S. Federal Securities laws by ECtel and breach of fiduciary duties by the individual defendants, in connection with disclosure of ECtel's financial results between April 2001 and April 2003. The complaint also alleges that ECI was the controlling shareholder of ECtel during this period and, as such, influenced and controlled the acts and omissions of ECtel. Damages claimed by the plaintiff have not yet been quantified. ECI believes that the allegations made in the complaint with respect to it are without merit.

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

                                                                ADSs
                                                   -----------------------------
                                                        High             Low
                                                         $                $
                                                   -------------   -------------
Annual
------
         2001......................................     13.9375          4.1400
         2002......................................      7.2700          2.1000
         2003......................................      7.9600          2.0500
         2004......................................     10.5600          7.0500
         2005......................................     13.1800          9.8000

Quarterly 2004
--------------
         First Quarter.............................      8.5700          7.2500
         Second Quarter............................      9.4500          7.0500
         Third Quarter.............................      9.5500          7.2500
         Fourth Quarter............................     10.5600          7.5600

Quarterly 2005
--------------
         First Quarter.............................     12.2900          9.9100
         Second Quarter............................     13.1800         10.5400
         Third Quarter.............................     11.8500         10.0500
         Fourth Quarter............................     11.4200          9.8000

Monthly 2006
------------
         January...................................     10.9700         10.3000
         February..................................     10.2800          9.3400
         March.....................................     10.6400          9.4500
         April.....................................     12.7000         10.3700
         May.......................................     12.6500         11.6000
         June......................................     11.6800         10.1600

On June 30, 2006, the closing price of our ADSs on the NYSE was $10.44 per ADS.


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

                                                              Ordinary Shares
                                         ----------------------------   --------------------------
                                                     High                          Low
                                         ----------------------------   --------------------------
                                             NIS              $             NIS            $
                                         ------------   -------------   -----------  -------------
Annual
------
         2001............................      281.20        67.08          89.80         20.34
         2002............................      166.60        36.92          48.60         10.26
         2003............................      171.00        39.05          49.80         11.37
         2004............................      224.90        52.21         165.30         38.37
         2005...........................       287.20        64.00         216.60         48.26

Quarterly 2004
--------------
         First Quarter...................      188.30        41.59         167.20         36.93
         Second Quarter..................      208.50        46.36         167.40         37.22
         Third Quarter...................      211.10        47.10         165.30         36.88
         Fourth Quarter..................      224.90        52.21         173.30         40.23

Quarterly 2005
--------------
         First Quarter...................      261.90        60.08         216.60         49.69
         Second Quarter..................      287.20        65.12         229.30         52.00
         Third Quarter...................      268.20        59.13         230.70         50.86
         Fourth Quarter..................      263.50        56.72         233.30         50.22

Monthly 2006
------------
         January.........................      258.00        55.86         238.50         51.64
         February........................      242.60        51.58         220.10         46.80
         March...........................      245.90        52.44         220.40         47.00
         April...........................      292.80        63.93         234.00         51.10
         May.............................      283.50        63.37         258.90         57.87
         June............................      256.20        57.26         227.40         50.83


         On June 30, 2006, the closing price of our ordinary shares on the TASE was NIS 229.5 (or $51.30) per share.

Item 10. Additional Information.
         ----------------------

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

         Directors

         Pursuant to our articles of association, the number of directors serving on the board is required to be not less than five. The appointment of members to the Board of Directors, their replacement and removal, and the appointment of the Chairman of the Board of Directors require approval by our shareholders by ordinary resolution. Each member of the Board of Directors remains in office until his/her office is vacated due to any one of the following events: death, legal incompetence, bankruptcy or resignation or upon removal at a shareholders meeting. Our chief executive officer is appointed by the Board of Directors. Our executive officers serve at the discretion of our chief executive officer pursuant to powers delegated to him by our Board of Directors. The board is authorized to appoint additional directors (whether to fill a vacancy or create new directorship) to serve until the next annual shareholders meeting, provided that the total number of directors does not exceed the maximum set by the general meeting. Compensation of the Board of Directors is fixed by the general meeting and directors are not required to hold qualifying shares

         A meeting of the board may be called at the request of each director. The quorum required for a meeting of the board consists of a majority of directors holding office, for the time being, and entitled under any law to attend and vote at such meeting, provided that the quorum is not less than three. In lieu of a board meeting a resolution may be adopted by written consent.

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

         Description of Koor's Deferred Shares

         As of June 30, 2006, we had 15,156,533 Deferred Shares, par value NIS
0.001 per share, outstanding. Holders of Deferred Shares are only entitled to receive the nominal paid-up value of the Deferred Shares in the event of the winding up of Koor, subject to prior payment of the nominal paid-up value of the ordinary shares to the holders of ordinary shares. The holders of the Deferred Shares do not have any voting rights and they are not entitled to participate in the distribution of dividend of any kind. As of June 30, 2006, one of our wholly-owned subsidiaries held 13,598,936 (89.7%) of our Deferred Shares.

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

         As of June 30, 2006, one of our wholly-owned subsidiaries held 15,799 of our ordinary shares; however, pursuant to the Companies Law these ordinary shares do not confer voting rights while held by our subsidiary.

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

         On February 3, 2005, we entered into a block transfer deed, pursuant to which we sold 15.9 million shares of MA Industries to Merrill Lynch International for approximately NIS 374 million. Under the terms of the share transfer deed, we undertook not to sell additional shares of MA Industries for a nine-month period from the date of sale. As a result of this sale, and following the issuance by MA Industries of additional shares in 2005 upon the conversion of convertible securities and the exercise of employee stock options, our ownership percentage in MA Industries decreased to 31.5% as of December 31, 2005 (28.6% on a fully diluted basis taking into consideration the exercise of outstanding stock options and the conversion of outstanding convertible debentures).

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

Koor-Elbit-Federman Transactions

         On December 27, 2004, we entered into a series of agreements with Elbit Systems Ltd., or Elbit, and with Federmann Enterprises Ltd., or Federmann. Under the terms of a share transfer deed with Elbit, we agreed to sell our entire holdings in Tadiran Communications (approximately 33%) to Elbit for approximately $146 million. Concurrently, pursuant to a share transfer deed with Federmann, we agreed to acquire approximately 9.8% of Elbit's share capital from Federmann for approximately $99 million. In connection with each of these transactions we entered into a shareholders agreement with the other party relating to, among other things, the voting of shares in the election of directors and rights of one party in connection with certain dispositions of shares by the other party. According to the shareholders' agreement, Federmann has undertaken to support the appointment and vote for the election of directors to Elbit's Board who are nominated by us, in a number equal to the greater of:
(a) two directors or (b) 20% of the number of Elbit's directors, and we have undertaken to vote for the election of all the candidates nominated by Federmann for the offices of the other directors of Elbit. We announced that as long as we hold Elbit shares we will not invoke our right to appoint 20% of Elbit's directors. Furthermore, we have undertaken to vote, in every matter and proposed resolution submitted for approval to a general shareholders' meeting of Elbit's shareholders, in accordance with instructions given to us by Federmann, subject to certain exceptions.

         The two sales were interconnected and would be completed in two stages, the first of which closed on April 18, 2005. For a more detailed description of these transactions, see "Item 4 - Information on the Company - Business Overview
- Our Defense Electronics Business - Recent Developments."

         On July 6, 2005 we signed an amendment to these agreements, pursuant to which we would sell our entire holdings in Elisra to Elbit, instead of to Tadiran Communications as per the original agreements, for approximately $70 million and additional consideration following receipt of future insurance proceeds. We also received the right to acquire Dekolink Ltd., a start-up company in the cellular field that is wholly-owned by Elisra. As originally agreed, we would sell the balance of our holdings in Tadiran Communications to Elbit for $83 million. However, under the amended terms of the transactions, contrary to the terms of the original agreement, this sale would be conducted in two parts, and we and Elbit would share joint control of Tadiran Communications, as described above, following the sale of the first 5%. The sale of our remaining shares in Tadiran Communications was contingent on the execution of our sale of our holdings in Elisra to Elbit. Elbit's acquisition of Elisra was subject to the approvals of Elbit's shareholders at general meeting to be held within sixty days and Israel's Anti-Trust Commissioner. In addition, under the amended terms of the transactions, contrary to the terms of the original agreement, we would acquire only an additional 2.45% of Elbit from Federmann for $25 million, regardless of whether the sale of Elisra is approved by the Israeli Anti-Trust Commissioner. Following the completion of all the stages of these transactions, we hold approximately 7.7% of Elbit.

         The transaction closed on November 30, 2005.

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

General Corporate Tax Structure

         Israeli companies are generally subject to corporate tax on taxable income at the rate of 34% for the 2005 tax year, 31% for the 2006 tax year, 29% for the 2007 tax year, 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter and are subject to capital gains tax at a rate of 25% for real capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003. For capital gains derived from assets acquired prior to January 1, 2003, the tax rate will be proportionate, based upon the corresponding periods. See also Item 3- "Risks Related to Israel" for a discussion of tax benefits under the Encouragement of Capital Investments Law.

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

                  Furthermore, capital gains and losses from the sale of fixed assets and securities are calculated on a real basis.

Recent Israeli Tax Reforms

         On January 1, 2003, the Law for Amendment of the Income Tax Ordinance (Amendment No. 132), 2002, known as the Tax Reform, came into effect, which significantly changed the taxation basis of corporate and individual taxpayers from a territorial basis to a worldwide basis.

         The Tax Reform is aimed at broadening the categories of taxable income and reducing the tax rates imposed on employment income.

         In January 2006, the Law for Amendment of the Income tax Ordinance (Amendment No. 147), known as Amendment 147, came into effect. The main purpose of the Amendment is to continue the trend of reducing the corporate tax rate and the rate of salary taxes, and to unify and simplify the taxation of capital income.

         The Tax Reform and Amendment 147, introduced the following, among other things:

         o Reduction of the tax rate levied on real capital gains (other than gains deriving from the sale of listed securities) derived after January 1, 2003, to a general rate of 25% for corporations. However, capital gains derived by corporations that are subject to the provisions of the Inflationary Adjustments Law or the provisions of Article 130a of the Income Tax Ordinance, will be subject to ordinary tax rates.

         o Reduction to 20% of the tax rate applicable to real capital gains derived by individuals as of January 1, 2003. Nevertheless, real capital gains from the sale of securities by individuals will be taxed at 25% if the individual is a significant shareholder in an entity whose shares are sold on the same date, or in the preceding twelve months, or if the individual is claiming deduction of financing expenses from the capital gain on the sale of the securities. The term "significant shareholder" is defined as one who holds, directly or indirectly, 10% or more of the voting power in the entity whose securities are being sold.

         o In general, regarding assets acquired prior to January 1, 2003, the reduced tax rate will apply to a proportionate part of the gain, in accordance with the holding periods of the asset, before or after January 1, 2003, on a linear basis;

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

         o Imposition of capital gains tax on capital gains realized by individuals as of January 1, 2003, from the sale of shares of publicly traded companies (such gain was previously exempt from capital gains tax in Israel). For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares, see "Capital Gains and Income Taxes Applicable to Non-Israeli Shareholders" below; and

         o Introduction of a new regime for the taxation of shares and options issued to employees and officers (including directors).

Capital Gains and Income Taxes Applicable to Non-Israeli Shareholders

         Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares of publicly traded Israeli companies , and are exempt from Israeli capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange outside of Israel in a country with which Israel has a tax treaty, such as the NYSE, provided however that such capital gains are not derived from a permanent establishment in Israel and provided that such shareholders did not acquire their shares prior to an initial public offering, unless the holder is subject to the Inflationary Adjustments Law. However, non-Israeli corporations will not be entitled to the exemption with respect to gains derived from the sale of shares of Israeli companies publicly traded, if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

         Under the convention between the United States and Israel concerning taxes on income (See "U.S.-Israel Tax Treaty" below), Israeli capital gains tax will not apply to the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the United States (within the meaning of the U.S.-Israel tax treaty) and is entitled to claim the benefits available to the person by such treaty, except under certain circumstances, when a US resident holds 10% or more of an Israeli entity, and the US resident is not eligible for tax exemption according to the Israeli law, as described below.

         In the event that the conditions for tax exemption described above are not met, or if capital gains are not tax exempt according to the tax treaty between Israel and the shareholder's country of residence, the following shall apply:

         Israeli law generally imposes a capital gains tax on the sale of capital assets located in Israel including shares in Israeli companies by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder's country if residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain that is equivalent to the increase of the relevant asset's purchase price that is attributable to the increase in the Israeli consumer price index (or, in certain cases, to the increase in the currency in which they purchased shares) between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

         Pursuant to the Amendment 147, generally, real capital gains derived after January 1, 2003 from the sale of shares are subject to a capital tax rate of 20% if derived by individuals, and a 25% tax rate if derived by corporations. The abovementioned tax rate does not apply to (1) dealers in securities who are subject to ordinary tax rates (i.e. corporate tax rates for corporations and marginal tax rates for individuals) regarding income derived from the sale of shares; (2) corporations that report in accordance with the Inflationary Adjustments Law or in accordance with Article 130a of the Income Tax Ordinance that are subject to ordinary corporate tax rates on capital gains derived from the sale of marketable securities; shareholders who acquired their shares prior to an initial public offering (that are subject to a different tax arrangement);
(4) individuals that are significant shareholders in the corporation whose shares are being sold at the date of the sale or during the preceding twelve month period. Such shareholders will be subject to a 25% tax rate on capital gains from the disposal of their shares; and (5) individuals who deduct financing expenses for tax purposes from their gains from the disposal of securities, who will be subject to a 25% tax rate until regulations will be published by the Ministry of Finance, limiting the deduction of financing expenses against capital gains from disposal of securities.

          In the case of taxpayers that are no subject to the provisions of the Inflationary Adjustments Law, the tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, in some cases, the actual adjusted cost of the shares will be considered as the tax basis if it is higher than such average price. In such cases, the capital loss accrued by the taxpayer amounting to the decrease in the value of the share from the purchase date until January 1, 2003 will not be recognized for tax purposes.

         Generally, in some instances where our foreign shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source. However, if the shares are held through an Israeli financial institution and the foreign resident has filed the proper forms., there will be no withholding tax deduction.

         Non residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends, royalties and interest paid by an Israeli resident, and non passive income if the services were rendered in Israel or if a business is operated in Israel. On distributions of dividends by us other than bonus shares (stock dividends), income tax at the rate of 20% (15% in the case of dividend distributed from the earnings of an approved enterprise) is generally withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder's country of residence.

         However, a foreign resident who is a significant shareholder is liable for 25% tax on dividends paid by an Israeli corporation, that are not derived from the earnings of an approved enterprise. As a result, the foreign resident may be required to file a tax return in Israel and pay the tax.

U.S.-Israel Tax Treaty

         Pursuant to the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended (the "U.S.-Israel

Tax Treaty"), which became effective as of January 1, 1995, the sale, exchange or disposition of ADSs or ordinary shares by a person who qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and who is entitled to claim the benefits afforded to such resident by the U.S.-Israel Tax Treaty ("Treaty U.S. Resident") will generally not be subject to Israeli capital gains tax unless such Treaty U.S. Resident held, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions. A sale, exchange or disposition of ADSs or ordinary shares by a Treaty U.S. Resident who held, directly or indirectly, shares representing 10% or more of our voting power at any time during such preceding 12-month period would be subject to such Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. Federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. On distributions of dividends other than bonus shares or stock dividends, income tax is generally withheld at the source at the rate of 20%, or 15% for dividends of income generated by an approved enterprise, unless a different rate is provided in a treaty between Israel and the shareholder's country of residence.

         Under the U.S.-Israel tax treaty, the maximum Israeli tax on dividends paid to a holder of ordinary shares who is a U.S. resident (as defined in the treaty) is 25% and if such shareholder is a U.S. corporation holding at least 10% of our issued voting power during the part of the tax year which precedes the date the dividend is distributed as well as throughout the previous tax year and the company distributing the dividend in not an "investment company" as defined in the tax treaty, the maximum Israeli tax on dividends paid to such corporation is 12.5%, or 15% for dividends derived from income generated from an approved enterprise.

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

         Further, and subject to the discussion below under "Passive Foreign Investment Companies," noncorporate U.S. Holders may be eligible for reduced rates of U.S. federal income tax (currently a maximum federal tax rate of 15%) in respect of dividends received with respect to ADSs in taxable years beginning before January 1, 2011, provided the holders satisfy certain holding period requirements. Please note that certain restrictions apply to the ability of an individual U.S. Holder to benefit from the lower rates. For example, the lower rates are only available to such an individual if such individual (i) holds stock for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which the share becomes ex-dividend (disregarding any period during which the U.S. Holder has diminished the risk of loss with respect to such stock (for example, by holding an option to sell such stock)), and (ii) is not under an obligation to make related payments with respect to positions in substantially similar or related property. Subject to certain conditions and limitations, you may elect to claim a credit against your U.S. Federal income tax liability for Israeli tax withheld from dividends received in respect of the ADSs. Dividends generally will be treated as foreign-source passive income or financial services income for United States foreign tax credit purposes. The rules relating to the determination of the foreign tax credit are complex, and you should consult your personal tax advisors to determine whether and to what extent you would be entitled to this credit. Alternatively, you may elect to claim a U.S. tax deduction, instead of a foreign tax credit, for such Israeli tax, but only for a year in which you elect to do so with respect to all foreign income taxes.

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

         Passive Foreign Investment Companies

         For U.S. Federal income tax purposes, we will be considered a passive foreign investment company, or PFIC, if in any taxable year either 75% or more of our gross income is passive income, or at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. If we were determined to be a PFIC for U.S. Federal income tax purposes, highly complex rules would apply to U.S. Holders owning ADSs. Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

         If we are treated as a PFIC for any taxable year,

         o you would be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ADSs ratably over your holding period for such ADSs,

         o the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, would be taxed as ordinary income and would not be "qualified dividend income,"

         o the amount allocated to each of the other taxable years would be subject to tax at the highest individual or corporate tax rate, as the case may be, and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year,

         o noncorporate holders will not be eligible for the reduced rate on dividends received with respect to ADSs and

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

         Based on our income, assets and activities for the year 2005, we believe that we were not a PFIC for that year, and we do not expect to become a PFIC in the foreseeable future. However, there can be no assurances that we will not be treated as a PFIC for that year or any taxable year. If we are or become a PFIC for any taxable year included in your holding period, we generally will remain a PFIC for all subsequent taxable years with respect to your holding of our ADSs.

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

         You may read and copy any document we file with the SEC at its public reference facilities at, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of this web site is http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities

Item 11. Quantitative and Qualitative Disclosures About Market Risk.
         ----------------------------------------------------------

General

         Our market risk represents the risk of changes in the value of financial instruments caused by fluctuations in foreign exchange rates, interest rates and equity prices. From time to time, we enter into hedging arrangements to reduce our overall exposure to market risk; however, as a matter of policy, we do not enter into transactions of a speculative or trading nature. Foreign currency exchange rate and interest rate exposures are monitored by tracking actual and projected commitments and through the use of sensitivity analysis. We do not believe that we are exposed to any material market risk with regard to market risk sensitive instruments.

Market risk related to foreign currency exchange rates

         We have financial liabilities denominated in various currencies (primarily dollars). Fluctuations in foreign currency exchange rates are likely to affect our financing expenses.

         As of December 31, 2005, we had consolidated foreign currency-linked financial liabilities of approximately NIS 345 million, all of which was dollar-linked.

         As of December 31, 2005, our net financial liabilities in foreign currency totaled approximately NIS 35 million, all of which was dollar-linked. Should the US dollar exchange rate rise by 2%, our financing expenses would increase by approximately NIS 0.7 million.

         A portion of the currency exposure is derived from the export sales included in our consolidated financial statements. For the year ended December 31, 2005, those export sales amounted to approximately NIS 672 million, representing approximately 68% of our total consolidated revenues from sales and services for that period, while the portion of the expenses included in the consolidated financial statements that is derived in shekels exceeds 50%.

         Our policy regarding hedging against exposure to fluctuations in currency prices is that each subsidiary will hedge according to the needs and markets in which it operates; there is no policy of engaging in currency hedging over the entire consolidated balance sheet.

         Our consolidated statements as of December 31, 2005 include transactions with financial instruments that serve mainly as a hedge against foreign currency exchange rate exposure for our subsidiary companies.

         During 2005, we bought and sold dollars in exchange for other currencies in forward contracts, call options, put options and swaps. As of December 31, 2005 there were no open foreign exchange transactions. For a detailed description of transactions with financial instruments, see Note 21 to our consolidated financial statements included elsewhere in this annual report.

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

         As of December 31, 2005, our consolidated balance sheet contained CPI-linked loans and other liabilities totaling approximately NIS 1,797 million. As of such date, our consolidated balance sheets contained CPI-linked financial assets totaling approximately NIS 217 million.

         Our net financial liabilities exposed to CPI-linkage amounted to approximately NIS 1,580 million as of December 31, 2005. Should the CPI rise by 2%, our financing expenses would increase by approximately NIS 32 million.

         We believe that a 2% increase in the CPI constitutes a reasonable increase for examining the impact of exposure to interest rates on our financing expenses, in view of the changes that have occurred in recent years and those that are forecast for the coming year.

         We have entered into forward transactions at the parent company level, in order to reduce the overall exposure to our CPI-linked debt. As at December 31, 2005, we had open CPI-NIS forward contracts for an aggregate notional amount of NIS 200 million. For a detailed description of transactions with financial instruments, see Note 21 to our consolidated financial statements included elsewhere in this annual report.

Market risk related to interest rates

         Some of our financial loans are denominated in variable interest rates that are likely to fluctuate from time to time. Our policy regarding exposure to interest rates is that each company in our consolidated group manages its own exposure.

         We engage in hedge transactions against interest rate fluctuations from time to time. As of December 31, 2005, these transactions totaled approximately NIS 230 million at the parent company level.

         As of December 31, 2005, our consolidated balance sheet contained loans and other liabilities in foreign currencies (in U.S. dollars) totaling approximately NIS 345 million, and non-index linked shekel-denominated loans totaling approximately NIS 401 million. As of such date, our consolidated balance sheets contained financial assets in foreign currencies (in U.S. dollars) totaling approximately NIS 310 million and non-index linked shekel-denominated assets totaling approximately NIS 468 million.

         As of December 31, 2005, our net financial liabilities exposed to fluctuations in the LIBOR interest rate amounted to approximately NIS 220 million. Should the LIBOR interest rate rise by 1%, our financing expenses would increase by approximately NIS 2 million.

         As of December 31, 2005, our net financial liabilities exposed to fluctuations in the interest rate in Israel are approximately NIS 233 million. Should the interest rate in Israel rise by 2%, our financing expenses would increase by approximately NIS 5 million.

         We believe that a 1% increase in the LIBOR interest rate and 2% in the interest rate in Israel constitutes a reasonable increase for examining the impact of exposure to interest rates on our financing expenses, in view of the changes that have occurred in recent years and those that are forecast for the coming year.

Market risk related to equity prices

         We had equity marketable short-term securities at December 31, 2005 of approximately NIS 489 million. Market risk was estimated as the potential hypothetical decrease of 10% in the prices of these securities. Assuming such a decrease, the fair value of the equity marketable securities would decrease by approximately NIS 49 million.

         In addition, we have long-term equity holdings in several subsidiaries whose securities are traded on the Tel Aviv Stock Exchange and NASDAQ. Ordinary fluctuations in the prices of these subsidiaries' securities would not affect our financial statements; however, significant fluctuations may have an adverse affect on our financial statements.



Item 12. Description of Securities Other than Equity Securities.
         ------------------------------------------------------

         Not Applicable.

                                     PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.
         -----------------------------------------------

         Not Applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.
         ----------------------------------------------------------------

         Not Applicable.

Item 15. Controls and Procedures.
         -----------------------

         Disclosure Controls and Procedures. Our Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act as of December 31, 2005. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective in alerting them on a timely basis to material information relating to us (including our consolidated subsidiaries) required to be included in our reports filed or submitted under the Exchange Act, and that our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

         Internal Control Over Financial Reporting. There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) or 15d-15(f) under the Exchange Act) that occurred during the year ended December 31, 2005 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.  Audit Committee Financial Expert.
           --------------------------------

         Our board of directors has determined that Mrs. Paulette Eitan, an external director and a member of the audit committee of our board of directors, is an "audit committee financial expert" as defined in Item 16A of Form 20-F.

Item 16B.  Code of Ethics.
           --------------
         We have adopted a written code of ethics that applies to our Chief Executive Officer, our Chief Financial Officer and all of our other executive officers.

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

Item 16C.  Principal Accountant Fees and Services.
           --------------------------------------

         Audit Fees: KPMG and its affiliates charged us and our consolidated subsidiaries an aggregate of approximately $602,000 for fiscal year 2005 in connection with the professional services rendered for the audit of our annual consolidated financial statements and our consolidated subsidiaries' annual financial statements, review of our statutory quarterly consolidated financial statements and services normally provided by them relating to statutory and regulatory filings or engagements, including review of documents filed with the SEC. For fiscal year 2004, KPMG and its affiliates billed us and our consolidated subsidiaries an aggregate of approximately $2,436,000 for these services.

         Audit-Related Fees: KPMG and its affiliates billed us and our consolidated subsidiaries an aggregate of approximately $ 14,000 in fiscal year 2005 for assurance and related services reasonably related to the performance of our audit. In fiscal year 2004, KPMG and its affiliates charged us and our consolidated subsidiaries an aggregate of approximately $148,000 for audit-related services. These fees relate mainly to the issuance of special reports.

         Tax Fees: KPMG and its affiliates charged us and our consolidated subsidiaries an aggregate of approximately $ 77,000 in fiscal year 2005 mainly for tax compliance. KPMG and its affiliates billed us and our consolidated subsidiaries an aggregate of approximately $124,000 for tax-related services in fiscal year 2004.

         All Other Fees: KPMG and its affiliates billed us and our consolidated subsidiaries an aggregate of approximately $ 211,000 in fiscal year 2005 for products and services other than those comprising audit fees, audit-related fees and tax fees. These fees mainly relate to assistance to the companies regarding documentation of internal control over financial reporting. In fiscal year 2004, KPMG and its affiliates charged us and our consolidated subsidiaries an aggregate of approximately $271,000 for products and services in this category.

         Audit Committee Pre-Approval Policy and Procedures

         Our audit committee is responsible, among other things, for recommending to our shareholders the appointment of our external auditors, for approval of the amounts to be paid to our external auditors and for assisting our board of directors in overseeing the work of our external auditors. To assure compliance with independence requirements applicable to our independent auditors, our audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories Audit Services, Audit-Related Services, Tax-Related Services, and Other Services that may be performed by our auditors, as well as the budgeted fee levels for each of these categories. All other permitted services must receive a specific approval from our audit committee. Our external auditor periodically provides a report to our audit committee in order for our audit committee to review the services that our external auditor is providing, as well as the status and cost of those services.

         During 2005, none of the services provided to us by our external auditors were provided pursuant to the de minimis exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Item 16D.  Exemptions from the Listing Standards for Audit Committees.
           ----------------------------------------------------------

         Not Applicable.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated
           Purchasers.
           -----------------------------------------------------------

         None.

                                    PART III

Item 17. Financial Statements.
         --------------------

         See pages F-1 through F-141, incorporated herein by reference.

Item 18. Financial Statements.
         --------------------

         Not Applicable.

Item 19. Exhibits.
         --------

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

         1.2         Articles of Association of Koor Industries Ltd.*

         1.3 Amendments to Articles of Association of Koor Industries Ltd. Pursuant to a General Meeting of Shareholders held on June 1, 2003.***

         2.1         Form of Ordinary Share Certificate.*

         2.2 Form of Deposit Agreement including Form of American Depositary Receipt.**

         4.1 Agreement, dated January 14, 2004, between Koor Industries Ltd. and UBS Securities Israel Ltd. ****

         4.2 Share Purchase Agreement, dated September 10, 2004, between Koor Industries Ltd. and Trefoil Israel Partners II, L.P., First Israel Mezzanine Fund L.P. and First Israel Mezzanine Fund (in Israel) Limited Partnership ****

         4.3 Share Transfer Deed, dated September 29, 2004, between Koor Industries Ltd. and Mr. Israel Borowitz. ****

         4.4 Share Transfer Deed, dated September 29, 2004, between Koor Industries Ltd. and Ms. Tamar Borowitz. ****

         4.5 Share Transfer Deed, dated September 29, 2004, between Koor Industries Ltd. and Mr. Avshalom Nuriel. ****

         4.6 Share Transfer Deed, dated December 27, 2004, and amended July 6, 2005, between Koor Industries Ltd. and Elbit Systems Ltd. ****

         4.7 Shareholders' Agreement, dated December 27, 2004, and amended July 6, 2005, between Koor Industries Ltd. and Elbit Systems Ltd. ****

         4.8 Share Transfer Deed, dated December 27, 2004, and amended July 6, 2005, between Koor Industries Ltd. and Federmann Enterprises Ltd. ****

         4.9 Shareholders' Agreement, dated December 27, 2004, and amended July 6, 2005, among Koor Industries Ltd., Federmann Enterprises Ltd. and Heris Aktiengesellschaft.
                     ****

         4.10 Share Transfer Deed, dated February 3, 2005, between Koor Industries Ltd. and Merrill Lynch International. ****

         8.1         List of significant subsidiaries and affiliates.*****

        12.1 Certification of the Principal Executive Officer of Koor Industries Ltd. pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*****

        12.2 Certification of the Principal Financial Officer of Koor Industries Ltd. pursuant to

                     Section 302 of the Sarbanes-Oxley Act of 2002.*****

        13.1 Certification of the Principal Executive and Financial Officers of Koor Industries Ltd. pursuant to 18 U.S.C.
                     Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*****

        14.1 Consent of KPMG Somekh Chaikin to the incorporation by reference into the effective registration statement on Form S-8 of Koor Industries Ltd. under the Securities Act of 1933 of their report with respect to the consolidated financial statements of Koor Industries Ltd., which appears in this Annual Report on Form 20-F.*****

_____________________

* Incorporated herein by reference to Koor Industries Ltd.'s Registration Statement on Form F-1 (Registration No. 333-97732)
         filed with the Securities and Exchange Commission on October 3, 1995.
** Incorporated herein by reference to Koor Industries Ltd.'s Registration Statement on Form F-6 (Registration No. 333-97758)
         filed with the Securities and Exchange Commission on October 4, 1995.
*** Incorporated by reference to Koor Industries Ltd.'s Annual Report on Form 20-F for the year ended December 31, 2002 filed with the Securities and Exchange Commission on July 15, 2003.
**** Incorporated by reference to Koor Industries Ltd.'s Annual Report on Form 20-F for the year ended December 31, 2004 filed with the Securities and Exchange Commission on July 15, 2005.
*****    Filed herewith.

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rosh Ha'ayin, State of Israel, on the 10th day of July, 2006.



                                            KOOR INDUSTRIES LTD.



                                            By:    /s/ Jonathan B. Kolber
                                                 ---------------------------
                                                  Jonathan B. Kolber
                                                  Chief Executive Officer

                                   Koor Industries Ltd. (an Israeli Corporation)

-------------------------------------------------------------------------------
Financial Statements as at December 31, 2005



Contents


                                                                           Page
                                                                           ----


Auditors' Report                                                           F-2

Financial Statements:

Consolidated Balance Sheets                                                F-3

Company Balance Sheets                                                     F-5

Consolidated Statements of Operations                                      F-7

Company Statements of Operations                                           F-8

Statement of Shareholders' Equity                                          F-9

Consolidated Statements of Cash Flows                                      F-11

Company Statements of Cash Flows                                           F-17

Notes to the Financial Statements                                          F-19

       [Letterhead of Somekh Chaikin, a Member Firm of KPMG International]



Report of Independent Registered Public Accounting Firm

The Shareholders
Koor Industries Ltd.

We have audited the accompanying balance sheets of Koor Industries Ltd. (the "Company" or "Koor") and the consolidated balance sheets of the Company and its subsidiaries (the "Group") as at December 31, 2005 and 2004, and the related statements of operations, shareholders' equity and cash flows, for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Group's Board of Directors and of its Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain subsidiaries, including those consolidated by the proportionate consolidation method. The financial statements of these subsidiaries reflect total assets constituting 13% and 12% of the total consolidated assets as at December 31, 2005 and 2004 respectively, and total revenues constituting 13%, 9% and 13% of the total continuing consolidated revenues and 46%, 40% and 46% of the total discontinuing consolidated revenues for the years ended December 31, 2005, 2004 and 2003, respectively. Furthermore, we did not audit the financial statements of certain affiliates, whose company's investments constitute NIS 66,107 thousand and NIS 232,190 thousand, as at December 31, 2005 and 2004, respectively, and its equity in earnings (losses) constitute NIS (5,469) thousand, NIS 7,336 thousand and NIS (12,875) thousand for the years ended December 31, 2005, 2004 and 2003, respectively. The financial statements of those subsidiaries and affiliates were audited by other auditors whose reports thereon were furnished to us, and our opinion, insofar as it relates to amounts included for such subsidiaries and affiliates, is based solely on the reports of the other auditors.

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

In our opinion, based on our audits and on the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of the Company and the consolidated financial position of the Group as of December 31, 2005 and 2004 and the results of their operations, the changes in shareholders' equity and their cash flows for each of the years, in the three-years ended December 31, 2005, in conformity with accounting principles generally accepted in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America (US GAAP). Information related to the nature and effect of such differences is presented in Note 29 of the financial statement.

As explained in Note 2(B), the financial statements for dates and reporting periods subsequent to December 31, 2003 are stated in reported amounts, in accordance with the accounting standards of the Israel Accounting Standards Board. The financial statements as of and for the year ended December 31, 2003 are stated in values that were adjusted to that date according to the changes in the general purchasing power of the Israeli currency, in accordance with opinions of the Institute of Certified Public Accountants in Israel.

/s/ Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International

March 21, 2006, except for Note 29, as to which the date is July 2, 2006 Tel Aviv, Israel

                                                                 Consolidated Balance Sheets as at December 31
----------------------------------------------------------------------------------------------------------------


                                                                                                    Convenience
                                                                                                    translation
                                                                                                      (Note 1C)
                                                                                                 --------------
                                                                     2005          2004(1)                2005
                                                              -----------       -----------      ---------------
                                                   Note                NIS thousands              US $ thousands
                                                 ---------    -----------------------------      ---------------
Assets

Current assets
Cash and cash equivalents                                         318,798           291,299             69,259
Short-term deposits and investments                   4           541,159           372,137            117,567
Trade receivables                                     5            93,544         1,759,698             20,322
Other receivables                                     6            87,937           483,450             19,104
Inventories and work in progress                      7            90,909         2,158,659             19,750
Assets designated for sale                           10                 -            41,765                  -
                                                                ---------        ----------          ---------
                                                                1,132,347         5,107,008            246,002
                                                                ---------        ----------          ---------


Investments and long-term receivables
Investments in affiliates                             8         2,668,193         1,326,261            579,664
Other investments and receivables                     9           547,013           392,763            118,838
                                                                ---------        ----------          ---------
                                                                3,215,206         1,719,024            698,502
                                                                ---------        ----------          ---------

Fixed assets                                         10           726,606         2,709,106            157,855
                                                                ---------        ----------          ---------

Intangible assets, deferred tax assets and
 deferred expenses                                   11            19,461         2,321,214              4,228
                                                                ---------        ----------          ---------

Assets relating to discontinued
 operations                                          24           198,816         1,273,002             43,193
                                                                ---------        ----------          ---------



                                                                5,292,436        13,129,354          1,149,780
                                                                =========        ==========          =========


                                                                   Koor Industries Ltd. (An Israeli Corporation)
----------------------------------------------------------------------------------------------------------------

                                                                                                    Convenience
                                                                                                    translation
                                                                                                      (Note 1C)
                                                                                                 --------------
                                                                     2005          2004(1)                2005
                                                              -----------       -----------      ---------------
                                                   Note                NIS thousands              US $ thousands
                                                 ---------    -----------------------------      ---------------
Liabilities and Shareholders' Equity

Current liabilities
Credit from banks and others                           12          272,127         1,657,200            59,119
Trade payables                                         13           91,606         1,557,522            19,901
Other payables                                         14          203,289         1,098,851            44,165
Customer advances                                       7           21,942            27,942             4,767
                                                                 ---------         ---------           -------
                                                                   588,964         4,341,515           127,952
                                                                 ---------         ---------           -------

Long-term liabilities
Long-term bank loans                                   15        1,555,149         2,147,784           337,856
Other long-term loans                                  15           54,147           111,427            11,763
Debentures                                            15B          390,854           646,200            84,913
Deferred taxes                                        16G               78           234,184                17
Liability for employee severance benefits, net         17            3,860           152,541               839
                                                                 ---------         ---------           -------
                                                                 2,004,088         3,292,136           435,388
                                                                 ---------         ---------           -------


Liabilities relating to discontinued operations        24          160,048           985,870            34,770

Contingent liabilities and commitments                 18

Convertible debentures of consolidated company        15B                -           165,091
                                                                 ---------         ---------           -------

Minority Interest                                                   56,729         2,468,275            12,324
                                                                 ---------         ---------           -------

Shareholders' Equity                                   20        2,482,607         1,876,467           539,346
                                                                 ---------         ---------           -------



                                                                 5,292,436        13,129,354         1,149,780
                                                                 =========        ==========         =========



/s/ Jonathan Kolber                        /s/ Gabriela Shalev                        /s/ Ran Maidan
-----------------------------              ----------------------------------         ---------------------------
Jonathan Kolber                            Prof. Gabriela Shalev                      Ran Maidan
Chief Executive Officer                    Member of the Board of Directors           Vice President
                                                                                      Chief Financial Officer


March 21, 2006, except for Note 29, as to which the date is July 2, 2006.


(1) See Note 3B(2) relating to discontinuance of consolidation of M-A Industries and Note 3C(1) relating to discontinuance of proportionate consolidation of Telrad Networks.


The accompanying notes are an integral part of the financial statements.


Company Balance Sheets as at December 31
----------------------------------------------------------------------------------------------------------------

                                                                                                    Convenience
                                                                                                    translation
                                                                                                      (Note 1C)
                                                                                                 --------------
                                                                     2005              2004                2005
                                                              -----------       -----------      ---------------
                                                   Note                NIS thousands              US $ thousands
                                                 ---------    -----------------------------      ---------------
Assets

Current assets
Cash and cash equivalents                                          266,962            29,665             57,997
Short-term deposits and investments                    4           495,473           298,641            107,641
Short-term loans and current maturities
 of loans to investee companies                                     37,212            49,928              8,085
Receivables:
  Investee companies                                                 2,606             9,435                566
  Others                                               6            16,095            84,038              3,497
Assets designated for sale                            10                 -            41,765                  -
                                                                 ---------         ---------            -------

                                                                   818,348           513,472            177,786
                                                                 ---------         ---------            -------

Investments and long-term receivables

Investments in investees                               8         2,966,365         3,601,557            644,442
Other investments and receivables                      9           356,664            33,175             77,485
                                                                 ---------         ---------            -------

                                                                 3,323,029         3,634,732            721,927
                                                                 ---------         ---------            -------

Fixed assets                                          10            62,367            22,484             13,549
                                                                 ---------         ---------            -------



                                                                 4,203,744         4,170,688            913,262
                                                                 =========         =========            =======


                                                                   Koor Industries Ltd. (An Israeli Corporation)

---------------------------------------------------------------------------------------------------------------

                                                                                                    Convenience
                                                                                                    translation
                                                                                                      (Note 1C)
                                                                                                 --------------
                                                                     2005              2004                2005
                                                              -----------       -----------      ---------------
                                                   Note                NIS thousands              US $ thousands
                                                 ---------    -----------------------------      ---------------
Liabilities and Shareholders' Equity

Current liabilities
Credit from banks and others                         12           204,715           719,730             44,474
Trade payables                                       13             1,223               383                266
Other payables:
 Investee companies                                                     -            14,311                  -
 Others                                              14            95,587            49,132             20,766
                                                                ---------         ---------            -------
                                                                  301,525           783,556             65,506
                                                                ---------         ---------            -------

Long-term liabilities
Loans from banks and others                          15         1,028,758         1,505,690            223,497
Debentures                                          15B           390,854                 -             84,913
Liability for employee severance benefits, net       17                 -             4,975                  -
                                                                ---------         ---------            -------
                                                                1,419,612         1,510,665            308,410
                                                                ---------         ---------            -------

Contingent liabilities and commitments               18

Shareholders' equity                                 20         2,482,607         1,876,467            539,346
                                                                ---------         ---------            -------



                                                                4,203,744         4,170,688            913,262
                                                                =========         =========            =======




/s/ Jonathan Kolber                        /s/ Gabriela Shalev                        /s/ Ran Maidan
-----------------------------              ----------------------------------         ---------------------------
Jonathan Kolber                            Prof. Gabriela Shalev                      Ran Maidan
Chief Executive Officer                    Member of the Board of Directors           Vice President
                                                                                      Chief Financial Officer

March 21, 2006, except for Note 29, as to which the date is July 2, 2006.


The accompanying notes are an integral part of the financial statements.



                                                                                Koor Industries Ltd. (An Israeli Corporation)

Consolidated Statements of Operations for the Year Ended December 31
-----------------------------------------------------------------------------------------------------------------------------

                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 1C)
                                                                                                               --------------
                                                                 2005         2004(1)(2)     2003(1)(2)(3)               2005
                                                            ---------        -----------     -------------     --------------
                                               Note                         NIS thousands                      US $ thousands
                                               ----         ----------------------------------------------     --------------

Revenues and earnings
Revenue from sales and
 services                                       23A          988,382          8,007,613         6,338,626           214,726
Group's equity in the
 operating results of investee
 companies, net                                 23G          363,535            (35,060)         (116,729)           78,978
Other income, net                               23F          223,205                  -                 -            48,491
                                                           ---------          ---------         ---------           -------
                                                           1,575,122          7,972,553         6,221,897           342,195
                                                           ---------          ---------         ---------           -------

Costs and losses
Cost of sales and services                      23B          801,657          5,277,615         4,229,284           174,160
Selling and marketing expenses                  23C           89,146          1,066,064           835,033            19,367
General and administrative
 expenses                                       23D          163,964            460,345           384,441            35,621
Other expenses, net                             23F                -             72,392           194,239                 -
Financing expenses, net                         23E          182,957            272,084           236,488            39,747
                                                           ---------          ---------         ---------           -------
                                                           1,237,724          7,148,500         5,879,485           268,895
                                                           ---------          ---------         ---------           -------

Earnings before income tax                                   337,398            824,053           342,412            73,300
Income tax                                      16H          (80,701)          (272,330)          (93,853)          (17,533)
                                                           ---------          ---------         ---------           -------
                                                             256,697            551,723           248,559            55,767
Minority interest in
consolidated companies'
 results, net                                                  9,135           (430,921)         (207,006)            1,985

Net earnings from
 continuing operations                                       265,832            120,802            41,553            57,752

Net earnings from
discontinued operations                          24           50,381             24,188             4,809            10,945

Cumulative effect as of the
beginning of the year of
change in accounting
method (see Note 2S(1))                                       (3,054)                 -                 -              (663)
                                                           ---------          ---------         ---------           -------
Net earnings for the year                                    313,159            144,990            46,362            68,034
                                                           =========          =========         =========           =======

                                                                NIS                NIS               NIS               US$
                                                           ---------          ---------         ---------           -------

Basic and diluted earnings
 (loss) per NIS 1 par value
 of ordinary shares:                             27
From continuing operations                                    16,057              7,374             2,644             3,488
From discontinued operations                                   3,043              1,477               306               661
From cumulative effect of
 change in accounting method                                    (184)                 -                 -               (40)
Net earnings for the year                                     18,916              8,851             2,950             4,109
                                                           =========          =========         =========           =======


(1)     See Note 1B relating to reclassification of statement of operations.
(2) See Note 3B(2) relating to discontinuance of consolidation of M-A Industries and Note 3C(1) relating to discontinuance of proportionate consolidation of Telrad Networks.
(3) See Note 2B with respect to discontinuance of adjustment for the effect of inflation as of December 2003. The accompanying notes are an integral part of the financial statements.


                                                                Koor Industries Ltd. (An Israeli Corporation)

Company Statements of Operations for the Year Ended December 31
-------------------------------------------------------------------------------------------------------------



                                                                                                  Convenience
                                                                                                  translation
                                                                                                    (Note 1C)
                                                                                               --------------
                                                  2005           2004(1)        2003(1)(2)               2005
                                            ----------       -----------        ----------     --------------
                                  Note                   NIS thousands                         US $ thousands
                                  ----      -----------------------------------------------    --------------

Revenues and earnings
Management services
 from subsidiaries                             20,024            22,334            25,006              4,350
Koor's equity in the
 operating results of
 investee companies, net          23G         134,616            26,200            36,270             29,246
Other income, net                 23F         438,133           234,959             5,691             95,184
                                              -------            ------            ------            -------

                                              592,773           283,493            66,967            128,780
                                              -------            ------            ------            -------

Costs and losses
General and administrative
 expenses                         23D          57,295            46,648            41,164             12,447
Financing expenses, net           23E         144,836           110,806            35,108             31,466
                                              -------            ------            ------            -------

                                              202,131           157,454            76,272             43,913
                                              -------            ------            ------            -------

Earnings (loss) before
 income tax                                   390,642           126,039            (9,305)            84,867
Income tax                                    (77,483)           18,951            55,667            (16,833)
                                              -------            ------            ------            -------

Net earnings for the year                     313,159           144,990            46,362             68,034
                                              =======           =======            ======             ======




(1)      See Note 1B relating to reclassification of statement of operations,

(2) See Note 2B with respect to discontinuance of adjustment for the effect of inflation as of December 2003.

The accompanying notes are an integral part of the financial statements.



                                                                                      Koor Industries Ltd. (An Israeli Corporation)

Consolidated Statement of Shareholders' Equity
-----------------------------------------------------------------------------------------------------------------------------------


                                                                                                               Company
                                                                                              Amounts       shares held
                                                Number of                                 received in            by the
                                                 ordinary         Share      Capital       respect of       Company and
                                               shares (1)       capital     reserves    stock options      subsidiaries
                                           --------------     ---------   ----------    -------------     -------------
                                                                          NIS thousands
                                           ----------------------------------------------------------------------------

Balance at January 1, 2003*                   15,173,377         564,515    2,564,099               -         (272,458)

Changes during 2003:
Net earnings for the year                              -               -            -               -                -
Exercise of stock options
  granted to employees                            67,783               -            -               -                -
Issuance of treasury stock
  (see Note 20B)                                 500,000               -            -               -          192,137
Cancellation of provision for
  decline in value of
  autonomous investee (
  see Note 3A(1))                                      -               -            -               -                -
Cumulative foreign
 currency translation
 adjustments, net                                      -               -            -               -                -
                                             ------------     -----------  - ---------        --------      -----------

Balance at December 31, 2003 *                15,741,160         564,515    2,564,099               -          (80,321)

Changes during 2004:
Net earnings for the year                              -               -            -                                -
Exercise of stock options
  granted to employees                            83,025               -            -                                -
Cumulative foreign
 currency translation
 adjustments, net                                      -               -            -               -                -
                                             ------------     -----------  - ---------        --------      -----------

Balance as December 31, 2004                  15,824,185         564,515    2,564,099               -          (80,321)

Changes during 2005:
Net earnings for the year                              -               -            -               -                -
Issuance of treasury stock (2)                   193,229               -            -               -           74,250
Issuance of stock options (3)                          -               -            -          21,715                -
Exercise of stock options
  granted to employees                           129,254               -            -               -                -
Cumulative foreign currency
  translation adjustments, net                         -               -            -               -                -
                                             ------------     -----------   ----------        --------      -----------
Balance as December 31, 2005                  16,146,668         564,515    2,564,099          21,715           (6,071)
                                             ===========      ==========    ==========        ========      ===========


[table continued]


                                                Cumulative
                                                   foreign
                                                  currency
                                               translation     Accumulated
                                               adjustments          losses            Total
                                            --------------     -----------       -----------
                                                             NIS thousands
                                            ------------------------------------------------

Balance at January 1, 2003*                        (120,609)     (1,008,378)       1,727,169

Changes during 2003:
Net earnings for the year                                 -          46,362           46,362
Exercise of stock options
  granted to employees                                    -               -                -
Issuance of treasury stock
  (see Note 20B)                                          -        (149,126)          43,011
Cancellation of provision for
  decline in value of
  autonomous investee (
  see Note 3A(1))                                    73,401               -           73,401
Cumulative foreign
 currency translation
 adjustments, net                                  (149,550)              -         (149,550)
                                                ------------     -----------      ----------

Balance at December 31, 2003 *                     (196,758)     (1,111,142)       1,740,393

Changes during 2004:
Net earnings for the year                                 -         144,990          144,990
Exercise of stock options
  granted to employees                                    -               -                -
Cumulative foreign
 currency translation
 adjustments, net                                    (8,916)              -           (8,916)
                                                ------------     -----------      ----------

Balance as December 31, 2004                       (205,674)       (966,152)       1,876,467

Changes during 2005:
Net earnings for the year                                 -         313,159          313,159
Issuance of treasury stock (2)                            -         (24,641)          49,609
Issuance of stock options (3)                             -               -           21,715
Exercise of stock options
  granted to employees                                    -               -                -
Cumulative foreign currency
  translation adjustments, net                      221,657               -          221,657
                                                ------------     -----------      ----------
Balance as December 31, 2005                         15,983        (677,634)       2,482,607
                                                ============     ===========      ==========



*     See Note 2B with respect to discontinuance of adjustment for the effect of inflation as of December 2003.


(1)   Net of the Company holdings and its subsidiaries' holdings.
(2)   See Note 20B
(3)   See Note 20D.

The accompanying notes are an integral part of the financial statements.


                                                                                      Koor Industries Ltd. (An Israeli Corporation)

Consolidated Statement of Shareholders' Equity (cont'd)
----------------------------------------------------------------------------------------------------------------------------------

Convenience translation into US Dollars (Note 1C)

                                                                                 Company       Cumulative
                                                                Amounts      shares held          foreign
                                                            received in           by the         currency
                                Share           Capital      respect of      Company and      translation   Accumulated
                                capital        reserves   stock options     subsidiaries      adjustments        losses     Total
                              -------------    --------   -------------     ------------      -----------   -----------   -------
                                                                          US$ thousands
                              ---------------------------------------------------------------------------------------------------
Balance at January 1, 2005         122,641     557,050               -          (17,450)         (44,683)    (209,897)    407,661

Changes during 2005
Net earnings for the year                -           -               -                -                -       68,034      68,034
Issuance of treasury stock (1)           -           -               -           16,131                -       (5,353)     10,778
Issuance of stock options (2)            -           -           4,718                -                -            -       4,718
Exercise of stock options
  granted to employees                   -           -               -                -                -       -                -
Cumulative foreign
 currency translation
 adjustments                             -           -               -                -           48,155            -      48,155
                              -------------    --------   -------------     ------------      -----------   -----------   -------
Balance at December 31, 2005       122,641     557,050           4,718           (1,319)           3,472     (147,216)    539,346
                              =============    ========   =============     ============      ===========   ===========   =======

*        Represents an amount lower than US$ 1 thousand.
(1)      See Note 20B.
(2)      See Note 20D.






The accompanying notes are an integral part of the financial statements.



                                                                                 Koor Industries Ltd. (An Israeli Corporation)

Consolidated Statement of Cash Flows for the Year Ended December 31
-------------------------------------------------------------------------------------------------------------------------------


                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 1C)
                                                                                                               --------------
                                                                  2005           2004(1)        2003(1)(2)               2005
                                                         -------------       -----------      ------------     --------------
                                                                         NIS thousands                         US $ thousands
                                                         -------------------------------------------------     ----------------
Cash flows generated by operating activities
Net earnings for the year                                    313,159            144,990             46,362            68,034
Adjustments to reconcile net earnings to net cash
 flows generated by operating activities (A)                (311,190)           707,195            802,260           (67,606)
                                                         -------------       -----------      ------------     --------------
Net cash inflow (outflow) generated by continuing
 operating activities                                          1,969            852,185            848,622               428

Net cash inflow (outflow) generated by
discontinued
 operating activities                                       (177,020)            42,221            (75,572)          (38,458)
                                                         -------------       -----------      ------------     --------------
Net cash flows from operating activities                    (175,051)           894,406            773,050           (38,030)
                                                         =============       ===========      ============     ==============

Cash flows generated by investing activities:
Purchase of fixed assets                                     (23,233)          (211,369)          (164,886)           (5,047)
Investment grants in respect of fixed assets                   2,226              6,908              8,482               484
Amounts charged to intangible assets
 and deferred expenses                                        (1,351)          (153,206)          (313,125)             (294)
Additional investments in subsidiaries                             -                  -               (600)                -
Acquisition of subsidiaries (B)                                    -           (293,781)           (14,372)                -
Investments in affiliates                                          -           (646,672)            (6,316)                -
Investments in loans to affiliates                                 -             (1,680)            (1,616)                -
Repayment of loans from affiliates and others                      -                  -            226,765                 -
Proceeds from realization of investments
 in formerly consolidated subsidiaries,
 net of cash in those subsidiaries at the
 time they ceased being consolidated (C)                     199,953                  -            (14,182)           43,440
Repayment of liability in respect of purchase of
 subsidiary in prior years                                         -            (28,309)                 -                 -
Proceeds from realization of investment in
 proportionately consolidated subsidiary at the
 time it ceased being proportionately consolidated           (14,122)                 -                  -            (3,068)
(E)
Acquisition of minority in subsidiaries                            -             (4,762)                 -                 -
Proceeds from disposal of investments
 in investee companies and others                            644,850            636,286            123,742           140,093
Proceeds from sale of fixed assets and
 intangible assets                                             1,272              7,195             27,081               276
Investment in venture capital companies                      (15,426)           (34,928)           (13,580)           (3,351)
Decrease (increase) in other investments, net               (352,565)            (5,110)             7,465           (76,595)
Decrease (increase) in short-term deposits
 and investments, net                                       (167,297)            16,910            372,833           (36,345)
Proceeds from realization of subsidiary's shares
 that became proportionately consolidated (D)                      -             38,239                  -                 -
                                                         -------------       -----------      ------------     --------------
Net cash inflow (outflow) generated by
 continuing investing activities                             274,307           (674,279)           237,691            59,593

Net cash inflow (outflow) generated by
 discontinued investing activities                           144,623            (48,560)            28,894            31,419
                                                         -------------       -----------      ------------     --------------
Net cash flows from investing activities                     418,930           (722,839)           266,585            91,012
                                                         =============       ===========      ============     ==============


(1) See Note 3B(2) relating to discontinuance of consolidation of M-A Industries and Note 3C(1) relating to discontinuance of proportionate consolidation of Telrad Networks.

(2) See Note 2B with respect to discontinuance of adjustment for the effect of inflation as of December 2003.



The accompanying notes are an integral part of the financial statements.



                                                                                 Koor Industries Ltd. (An Israeli Corporation)

Consolidated Statement of Cash Flows for the Year Ended December 31 (cont'd)
-------------------------------------------------------------------------------------------------------------------------------


                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 1C)
                                                                                                               --------------
                                                                  2005           2004(1)        2003(1)(2)               2005
                                                         -------------       -----------      ------------     --------------
                                                                         NIS thousands                         US $ thousands
                                                         -------------------------------------------------     ----------------
Cash flows generated by financing activities
Proceeds form issuance of debentures                         375,535                  -                  -            81,585
Proceeds from issuance of stock options                       21,715                  -                  -             4,718
Proceeds from issuance of treasury stock                      49,609                  -             43,011            10,778
Issuance of shares to minority interest in
 subsidiaries                                                  7,938             14,466             14,137             1,725
Dividend paid to minority interest
 in subsidiaries                                                   -           (107,006)           (56,529)                -
Issuance of convertible debentures in subsidiary                   -            665,982                  -                 -
Receipt of long-term loans and other
 long-term liabilities                                     1,337,534            973,463            949,392           290,579
Repayment of long-term loans, debentures
 and other long-term liabilities                          (1,886,717)        (1,781,944)        (1,806,899)         (409,889)
Increase (decrease) in credit from banks
 and others, net                                            (475,089)            10,494           (299,604)         (103,213)
                                                         -------------       -----------      ------------     --------------

Net cash outflow generated by continuing
 financing activities                                       (569,475)          (224,545)        (1,156,492)         (123,717)

Net cash inflow (outflow) generated by
 discontinued financing activities                            16,486             96,476            (53,291)            3,582
                                                         -------------       -----------      ------------     --------------

Net cash flows from financing activities                    (552,989)          (128,069)        (1,209,783)         (120,135)
                                                         =============       ===========      ============     ==============

Translation differences in respect of cash
 balances of autonomous foreign investee
 companies in continuing operations                              624             (8,913)           (10,272)              135

Translation differences in respect of cash
 balances of autonomous foreign investee
 companies in discontinued operations                         21,929             (6,945)           (18,001)            4,764
                                                         -------------       -----------      ------------     --------------

Increase (decrease) in cash and cash
 equivalents                                                (286,557)            27,640           (198,421)          (62,254)

Increase (decrease) in cash and cash
 equivalents from discontinued operations                  * 314,056            (83,192)           117,970            68,229
                                                         -------------       -----------      ------------     --------------

Increase (decrease) in cash and cash
 equivalents from continuing operations                       27,499            (55,552)           (80,451)            5,975

Balance of cash and cash equivalents
 at beginning of year                                        291,299            346,851            427,302            63,285
                                                         -------------       -----------      ------------     --------------

Balance of cash and cash equivalents
 at end of year                                              318,798            291,299            346,851            69,260
                                                         =============       ===========      ============     ==============

* Including proceeds received from realization of subsidiary classified as discontinued operations in the amount of NIS 320,074 thousand.

(1) See Note 3B(2) relating to discontinuance of consolidation of M-A Industries and Note 3C(1) relating to discontinuance of proportionate consolidation of Telrad Networks.

(2) See Note 2B with respect to discontinuance of adjustment for the effect of inflation as of December 2003.


The accompanying notes are an integral part of the financial statements.



                                                                                 Koor Industries Ltd. (An Israeli Corporation)

Consolidated Statement of Cash Flows for the Year Ended December 31 (cont'd)
-------------------------------------------------------------------------------------------------------------------------------


                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 1C)
                                                                                                               --------------
                                                                  2005           2004(1)        2003(1)(2)               2005
                                                         -------------       -----------      ------------     --------------
                                                                         NIS thousands                         US $ thousands
                                                         -------------------------------------------------     ----------------
A. Adjustments to reconcile net earnings
   to net cash flows generated by
   operating activities:

Income and expenses not involving cash flows:

Earnings from discontinued operations                        (50,381)           (24,188)            (4,809)          (10,945)
Minority interest in earnings (losses) of
 subsidiaries, net                                            (9,135)           430,921            207,006            (1,985)
Group's equity in operating results of affiliates,
 net                                                        (269,328)            36,493            115,537           (58,512)
Depreciation and amortization                                 42,920            431,004            406,977             9,324
Deferred taxes, net                                           71,034             40,865            (29,203)           15,432
Increase (decrease) in liabilities in respect of
  employee severance benefits, net                            25,281             29,824            (69,674)            5,492
Net capital losses (gains) from realization of:
  Fixed assets and intangible assets                              78             16,574             22,618                17
  Investments in formerly consolidated
   subsidiaries                                             (204,619)                 -            (16,428)          (44,453)
  Investments in investee companies                          (76,653)          (227,477)            (4,852)          (16,653)
Linkage of debentures and amortization
 of bond discount                                             15,318                  -                  -             3,328
Inflationary erosion (linkage) of principal of
 long-term loans and other liabilities                        35,645              7,572            (82,644)            7,744
Inflationary erosion of value of investments,
 deposits and loans receivable                               (14,299)            16,534             38,968            (3,107)
Impairment in value of assets and investments
 (primarily venture capital investments)                      68,746             58,144             70,503            14,935
                                                         -------------       -----------      ------------     --------------

                                                            (365,393)           816,266            653,999           (79,383)
                                                         -------------       -----------      ------------     --------------


(1) See Note 3B(2) relating to discontinuance of consolidation of M-A Industries and Note 3C(1) relating to discontinuance of proportionate consolidation of Telrad Networks.
(2) See Note 2B with respect to discontinuance of adjustment for the effect of inflation as of December 2003.



The accompanying notes are an integral part of the financial statements.



                                                                                 Koor Industries Ltd. (An Israeli Corporation)

Consolidated Statement of Cash Flows for the Year Ended December 31 (cont'd)
-------------------------------------------------------------------------------------------------------------------------------


                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 1C)
                                                                                                               --------------
                                                                  2005           2004(1)        2003(1)(2)               2005
                                                         -------------       -----------      ------------     --------------
                                                                         NIS thousands                         US $ thousands
                                                         -------------------------------------------------     --------------
A. Adjustments to reconcile net earnings
   to net cash flows generated by
   operating activities (cont'd):

Changes in operating asset and liability items:

Increase in trade receivables and
 other receivables (after taking into
 account non-current receivables)                            (36,613)          (129,753)          (205,869)           (7,954)
Decrease (increase) in inventories  (including
 long-term customer advances and deposits)                    13,856           (290,022)           (18,276)            3,010
Increase in trade payables and other payables                 76,960            310,704            372,406            16,721
                                                         -------------       -----------      ------------     --------------

                                                              54,203           (109,071)           148,261            11,777
                                                         -------------       -----------      ------------     --------------

                                                            (311,190)           707,195            802,260           (67,606)
                                                         =============       ===========      ============     ==============

B. Acquisition of subsidiaries

Assets and liabilities of the subsidiaries at date of acquisition:

Working capital, excluding cash and
 cash equivalents                                                  -            (38,239)           (12,160)                -
Issuance of shares by investee company                             -             34,238                  -                 -
Fixed assets and investments, net                                  -           (286,907)            (2,404)                -
Long-term liabilities                                              -            187,019                192                 -
Goodwill                                                           -           (189,892)                 -                 -
                                                         -------------       -----------      ------------     --------------

                                                                   -           (293,781)           (14,372)                -
                                                         =============       ===========      ============     ==============

(1) See Note 3B(2) relating to discontinuance of consolidation of M-A Industries and Note 3C(1) relating to discontinuance of proportionate consolidation of Telrad Networks.
(2) See Note 2B with respect to discontinuance of adjustment for the effect of inflation as of December 2003.




The accompanying notes are an integral part of the financial statements.



                                                                                 Koor Industries Ltd. (An Israeli Corporation)

Consolidated Statement of Cash Flows for the Year Ended December 31 (cont'd)
-------------------------------------------------------------------------------------------------------------------------------


                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 1C)
                                                                                                               --------------
                                                                  2005           2004(1)        2003(1)(2)               2005
                                                         -------------       -----------      ------------     --------------
                                                                         NIS thousands                         US $ thousands
                                                         -------------------------------------------------     --------------
C. Proceeds from realization of
   investments in formerly
   consolidated subsidiaries, net of cash
   in those subsidiaries at the time
   they ceased being consolidated

Assets and liabilities of the formerly
consolidated subsidiaries at the time
they ceased being consolidated:

Working capital surplus (deficit), excluding
 cash and cash equivalents                                  1,031,023                 -            (47,105)           223,989
Fixed assets and investments                                1,971,804                 -              8,765            428,374
Intangible assets                                           2,316,290                 -             15,440            503,213
Long-term liabilities                                      (1,601,477)                -             (3,463)          (347,920)
Investments in affiliated companies, net                   (1,315,995)                -             12,971           (285,899)
Realization of foreign currency translation
 adjustments of financial statements of
 autonomous investees                                          18,141                 -                  -              3,941
Capital gain (loss) on sale of investments in
 subsidiaries                                                 200,987                 -               (790)            43,664
Minority interest                                          (2,420,820)                -                  -           (525,922)
                                                         -------------       -----------      ------------     --------------

                                                              199,953                 -            (14,182)            43,440
                                                         =============       ===========      ============     ==============

D. Proceeds from realization of subsidiary's shares that became proportionately consolidated

Working capital surplus excluding cash and
 cash equivalents                                                   -            23,057                  -                  -
Fixed assets, investments and intangible assets                     -            40,851                  -                  -
Realization proceeds receivable                                     -           (25,544)                 -                  -
Capital loss                                                        -              (125)                 -                  -
                                                         -------------       -----------      ------------     --------------

                                                                    -            38,239                  -                  -
                                                         =============       ===========      ============     ==============


(1) See Note 3B(2) relating to discontinuance of consolidation of M-A Industries and Note 3C(1) relating to discontinuance of proportionate consolidation of Telrad Networks.

(2) See Note 2B with respect to discontinuance of adjustment for the effect of inflation as of December 2003.


                                                                                 Koor Industries Ltd. (An Israeli Corporation)

Consolidated Statement of Cash Flows for the Year Ended December 31 (cont'd)
-------------------------------------------------------------------------------------------------------------------------------


                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 1C)
                                                                                                               --------------
                                                                  2005           2004(1)        2003(1)(2)               2005
                                                         -------------       -----------      ------------     --------------
                                                                         NIS thousands                         US $ thousands
                                                         -------------------------------------------------     --------------

E. Proceeds from realization of investment in proportionately consolidated subsidiary at the time it ceased being proportionately consolidated

Assets and liabilities of formerly proportionately consolidated subsidiary, at the time it ceased being proportionately consolidated:

Working capital surplus, excluding cash
 and cash equivalents                                          36,900                 -                  -              8,017
Fixed assets and investments                                  129,917                 -                  -             28,224
Long-term liabilities                                         (62,023)                -                  -            (13,475)
Investments in affiliated companies, net                     (117,623)                -                  -            (25,554)
Capital gain                                                    3,632                 -                  -                789
Minority interest                                              (4,925)                -                  -             (1,069)
                                                         -------------       -----------      ------------     --------------

                                                              (14,122)                -                  -             (3,068)
                                                         =============       ===========      ============     ==============

F.  Non-cash transactions

Purchase of fixed assets by credit                              4,712             9,172             24,514              1,024
                                                         =============       ===========      ============     ==============

Purchase of other assets by credit                                  -            28,178              6,639                  -
                                                         =============       ===========      ============     ==============
Proceeds from sale of fixed assets, formerly
 consolidated subsidiaries and realization
 of activities                                                      -                 -             15,145                  -
                                                         =============       ===========      ============     ==============

Proposed dividend to minority shareholders
 by subsidiaries                                                    -            29,614             15,446                  -
                                                         =============       ===========      ============     ==============

Dividend in kind from affiliated company                            -            33,363                  -                  -
                                                         =============       ===========      ============     ==============

Loans converted into shareholders' equity
 of subsidiary                                                 13,419            14,042                  -              2,915
                                                         =============       ===========      ============     ==============

Conversion of investment to loan in an affiliate                    -                 -                470                  -
                                                         =============       ===========      ============     ==============


(1) See Note 3B(2) relating to discontinuance of consolidation of M-A Industries and Note 3C(1) relating to discontinuance of proportionate consolidation of Telrad Networks.
(2) See Note 2B with respect to discontinuance of adjustment for the effect of inflation as of December 2003.



The accompanying notes are an integral part of the financial statements.


                                                                                Koor Industries Ltd. (An Israeli Corporation)

Company Statements of Cash Flows for the Year Ended December 31
-----------------------------------------------------------------------------------------------------------------------------


                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 1C)
                                                                                                               --------------
                                                                  2005              2004           2003(1)               2005
                                                         -------------       -----------      ------------     --------------
                                                                             NIS thousands                     US $ thousands
                                                         -------------------------------------------------     --------------
Cash flows generated by operating activities:
Net earnings for the year                                    313,159            144,990             46,362            68,034
Adjustments to reconcile net income to net cash
 flows generated by operating activities (A)                (432,634)          (136,907)          (163,429)          (93,990)
                                                         ------------        -----------      -------------    --------------
Net cash inflow (outflow) generated by
 operating activities                                       (119,475)             8,083           (117,067)          (25,956)
                                                         ------------        -----------      -------------    --------------

Cash flows generated by investing activities:
Investee companies:
  Acquisition of shares                                      (23,442)          (667,779)           (17,488)           (5,093)
  Loans granted, capital notes and
   non-current accounts                                       40,631             34,950            304,725             8,827
Purchase of fixed assets                                        (176)              (423)              (392)              (38)
Increase in investments and
 other receivables, net                                     (351,631)                 -            (31,428)          (76,392)
Proceeds from sale of fixed assets                                 8                  -                 30                 2
Proceeds from realization of investments
 in investee companies                                     1,372,044            562,177            102,875           298,076
Investment in short-term deposits and
 investments, net                                           (143,307)            63,412            460,818           (31,134)
                                                         ------------        -----------      -------------    --------------
Net cash inflow (outflow) generated by
 investing activities                                        894,127             (7,663)           819,140           194,248
                                                         ------------        -----------      -------------    --------------
Cash flows generated by financing activities:
Proceeds from issuance of debentures                         375,535                  -                  -            81,585
Proceeds from issuance of stock options                       21,715                  -                  -             4,718
Proceeds from issuance of treasury stake                      49,609                  -             43,011            10,778
Receipt of long-term loans and other
 long-term liabilities                                     1,007,119            637,000            360,213           218,796
Payments of long-term loans and
 other long-term liabilities                              (1,812,366)          (628,703)        (1,107,283)         (393,736)
Credit from banks and others, net                           (178,967)            11,743            (13,600)          (38,881)
                                                         ------------        -----------      -------------    --------------
Net cash inflow (outflow) generated by
 financing activities                                       (537,355)            20,040           (717,659)         (116,740)
                                                         ------------        -----------      -------------    --------------
Increase (decrease) in cash and cash
 equivalents                                                 237,297             20,460            (15,586)           51,552

Balance of cash and cash equivalents at
 beginning of year                                            29,665              9,205             24,791             6,445
                                                         ------------        -----------      -------------    --------------

Balance of cash and cash equivalents at
 end of year                                                 266,962             29,665              9,205            57,997
                                                         ============        ===========      =============    ==============


(1) See Note 2B with respect to discontinuance of adjustment for the effect of inflation as of December 2003.



The accompanying notes are an integral part of the financial statements.


                                                                                Koor Industries Ltd. (An Israeli Corporation)

Company Statements of Cash Flows for the Year Ended December 31 (cont'd)
-----------------------------------------------------------------------------------------------------------------------------


                                                                                                                  Convenience
                                                                                                                  translation
                                                                                                                    (Note 1C)
                                                                                                               --------------
                                                                  2005              2004           2003(1)               2005
                                                         -------------       -----------      ------------     --------------
                                                                             NIS thousands                     US $ thousands
                                                         -------------------------------------------------     --------------
A.    Adjustments to reconcile net earnings
      to cash flows generated by
      operating activities

Income and expenses not involving cash flows:

Equity in operating results of investee
 companies in addition, net of dividend
 received therefrom                                         (113,346)            47,879            (17,120)          (24,624)
Depreciation and amortization                                  2,043              2,022             13,718               444
Deferred taxes, net                                           77,483            (18,580)           (58,903)           16,832
Increase (decrease) in liability in respect of
 employee severance benefits, net                             (1,917)             3,491             (6,898)             (416)
Net capital losses (gains) from realization of:
 Fixed assets                                                      7                  -                 96                 2
 Investment in investee companies                           (424,261)          (213,249)           (11,635)          (92,171)
Increase in value of deposits and other
 erosions, net                                               (13,611)            (6,623)           (11,260)           (2,957)
Exchange rate differences and erosion of
 long-term loans and other liabilities                        49,006              6,077            (24,865)                -
Erosion (linkage) of loans from banks
 and others                                                        -                  -            (10,526)           10,647
Changes in value of investments and assets                      (377)                 -                673               (82)
                                                         -------------       -----------      ------------     --------------
                                                            (424,973)          (178,983)          (126,720)          (92,325)
                                                         -------------       -----------      ------------     --------------
Changes in operating assets and liability items:
Decrease (increase) in current accounts of
 investee companies, net                                       2,103             36,543            (43,975)              457
Decrease (increase) in receivables                            (9,535)              (213)            42,817            (2,072)
Increase (decrease) in trade payables
 and other payables                                             (229)             5,746            (35,551)              (50)
                                                         -------------       -----------      ------------     --------------
                                                              (7,661)            42,076            (36,709)           (1,665)
                                                         -------------       -----------      ------------     --------------
                                                            (432,634)          (136,907)          (163,429)          (93,990)
                                                         =============       ===========      ============     ==============
B. Significant non-cash transactions

Liquidation dividend from subsidiary                          14,407                  -                  -             3,130
                                                         =============       ===========      ============     ==============
Loans converted into shareholders' equity
 of subsidiary                                                46,588              6,837                  -            10,121
                                                         =============       ===========      ============     ==============

(1) See Note 2B with respect to discontinuance of adjustment for the effect of inflation as of December 2003.



The accompanying notes are an integral part of the financial statements.

                                  Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------



Note 1 - General

         A. Koor Industries Ltd. is a holding company, engaged mainly in the fields of telecommunications, agro-chemicals, tourism, defense industry and venture capital investments, through its subsidiaries, proportionately consolidated companies and affiliates (the "Koor Group" or the "Group").

                  The Company's shares are traded both on the Tel Aviv Stock Exchange and on the New York Stock Exchange.

         B. During 2005, the Company sold part of its investments in Makhteshim-Agan Industries Ltd. (as discussed in Note 3B(2)) and Telrad Networks Ltd. (as discussed in Note 3C(1)). As a result, the Koor Group ceased to control these companies and which has resulted in their deconsolidation during 2005. The companies are now included in the consolidated financial statements according to the equity method.

                  As a result of the deconsolidation of these companies and to reflect the nature of the Group's activities as a holding company, management has classified the statement of operations in a single-stage format. Total revenues and income, including the Group's equity in the results of affiliates, are presented within revenues. The comparative figures have been reclassified on a consistent basis.

         C. The adjusted financial statements as at December 31, 2005, and for the year ended have been translated into U.S. dollars using the representative exchange rate at that date ($1 = NIS 4.603). The translation was made solely for the convenience of the reader. The amounts presented in these financial statements should not be construed to represent amounts receivable or payable in dollars or convertible into dollars, unless otherwise indicated in these financial statements.


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

         The significant accounting policies, which were applied on a consistent basis, are as follows:

         A.       Definitions:

         In these financial statements:

        1.      The Company                          -   Koor Industries Ltd. ("Koor" or "the Company").

        2.      The Group                            -   Koor Industries Ltd. and its investees

        3.      Subsidiaries                         -   companies,  including  partnerships,  whose  statements  are fully consolidated, directly or indirectly, with those of the Company.

        4.      Proportionately consolidated         -   jointly controlled companies, which are proportionately
                companies                                consolidated, directly or indirectly, in Koor's consolidated financial statements.
                companies


                                                                              Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
---------------------------------------------------------------------------------------------------------------------------



Note 2 - Significant Accounting Policies (cont'd)


        A.       Definitions (cont'd):

        5.      Affiliates                          -   companies  in which  voting  rights  grant the Company  significant influence  over  the  operating  and  financial  policies  of these companies,  and  which  are  not  subsidiaries  or  proportionately consolidated  companies.  Such companies are included on the equity basis.

        6.      Investees                           -   subsidiaries, proportionately consolidated companies or affiliates.

        7.      Other companies                     -   companies  in which  the  investment  does not  confer  significant influence, and are accounted for by the cost method.

        8.      Interested parties -                -   as  defined  in  Paragraph  (1) of the  definition  of  "interested parties" in Section 1 of the Israeli Securities Law - 1968.

        9.      Related parties                     -   as defined in Opinion No. 29 of the  Institute of Certified  Public
                                                        Accountants in Israel ("ICPAI").

        10.     Controlling shareholders            -   as  defined  in  the  Israeli  Securities   Regulations  (Financial
                                                        Statement  Presentation of  Transactions  between a Company and its
                                                        Controlling Shareholder) - 1996.

        11.     Venture capital fund                -   as defined in  Standard  No. 1 of the Israel  Accounting  Standards
                                                        Board ("IASB").

        12.     Venture capital investments         -   an investment in a company that meets two conditions:

                                                        (a)      The Company is engaged primarily in research, development
                                                                 or marketing of innovative and intellectual property
                                                                 intensive products or processes; and

                                                        (b)      At least 90% of the company's financing stems from
                                                                 shareholder equity (including shareholder loans and
                                                                 shareholders' guaranteed credit), support of State
                                                                 authorities or research grants.

        13.     Consumer Price Index                -   the Israeli  Consumer  Price Index (CPI)  published  by the Central
                                                        Bureau of Statistics.

        14.     Dollar                              -   U.S. dollar.

        15.     Adjusted amount                     -   the  historical  nominal  amount  adjusted in  conformity  with the provisions of Opinions 23 and 34 and Opinions 36 and 37.

        16.     Reported amount                     -   the adjusted  amount as at the transition date (December 31, 2003), with the  addition  of amounts in  nominal  values  that were added after the  transition  date and less amounts  eliminated  after the transition date.

        17.     Adjusted financial reporting        -   financial  reporting  based on the  provisions  of Opinions 23, 34,
                                                        36, 37 and 50.

        18.     Nominal financial reporting         -   financial reporting based on reported amounts.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
-------------------------------------------------------------------------------


Note 2 - Significant Accounting Policies (cont'd)

          B.      Financial statements in reported amounts

         (1) In October 2001, the Israel Accounting Standards Board published Accounting Standard No. 12 on "Discontinuation of Adjustment of Financial Statements". According to this standard, and in accordance with Accounting Standard No. 17 published in December 2002, the adjustment of financial statements for the effect of changes in the general purchasing power of the shekel was discontinued, commencing January 1, 2004. Until December 31, 2003, the Group continued to prepare adjusted financial statements in accordance with Opinion No. 36 of the ICPAI. The Group is applying the provisions of the Standard and, accordingly, the adjustment was discontinued, commencing January 1, 2004.

         (2) In the past, the Company prepared its financial statements on the basis of historical cost, adjusted to the CPI. The adjusted amounts included in the financial statements as at December 31, 2003, served as the starting point for the nominal financial reporting as of January 1, 2004. Additions made during the period were included in nominal values.

         (3) The non-monetary asset amounts do not necessarily represent their realizable or current economic value, but only the reported amounts of such assets.

         (4) In the financial statements, the term "cost" means cost in reported amount.

         (5) The financial statements of certain companies classified as autonomous units are stated based on the changes in the exchange rates of their relevant functional currencies - see 2D below.

         (6) All comparative data for prior period until January 1, 2004 are stated adjusted to the CPI of December 2003.


         C.       Reporting principles

         (1)      Balance sheets:

                  a. The equity value of investments in investees was determined based on the reported financial statements of these companies.

                  b. Non-monetary items (mainly - fixed assets, inventory, investments stated at cost and equity items) are stated in reported amounts.

                  c. Monetary items are stated in the balance sheet at historical nominal values as at the balance sheet date.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
-------------------------------------------------------------------------------


Note 2 - Significant Accounting Policies (cont'd)

          C.      Reporting principles (cont'd)

         (2)      Statements of operations:

                  a. The equity in the results of operations of investees and the minority interest in the results of subsidiaries were determined based on the reported financial statements of such companies.

                  b. Revenues and expenses deriving from non-monetary items (such as: depreciation and amortization, changes in inventory, prepaid expenses and income, etc.) or from provisions included in the balance sheet, are derived from the change between the reported amounts of the opening balance and the reported amount of the closing balance.

                  c. The remaining statement of operations items (such as: sales, purchases, current manufacturing costs, etc.) are stated at nominal values.


         (3)      Statement of changes in shareholders' equity:

                  A dividend declared in the reporting period is stated in nominal values.


         D.       Effects of the changes in foreign currency exchange rates

         The Company is applying Accounting Standard No. 13 "Effect of Changes in Exchange Rates of Foreign Currency" since January 1, 2004. The Standard discusses the translation of foreign currency transactions and the translation of financial statements of foreign operations for their inclusion in the financial statements of the reporting entity. The Standard provides rules for classifying foreign operations as an autonomous foreign investee or as an integrated investee, based on indications described in the Standard and the use of judgement, as well as the method for translating the financial statements of autonomous foreign investees.


         Foreign currency transactions
         -----------------------------

         Transactions denominated in foreign currency are recorded when first recognized at the exchange rate prevailing on the transaction date. Exchange rate differences arising upon the settlement of monetary items, or upon reporting of the Group's monetary items at exchange rates that are different than those used for initial recognition during the period, or from those reported in prior financial statements, are charged to the statement of operations.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
-------------------------------------------------------------------------------


Note 2 - Significant Accounting Policies (cont'd)

         D. Effects of the changes in foreign currency exchange rates (cont'd)

         Foreign operations classified as an autonomous investee
         -------------------------------------------------------

         Certain investees domiciled in Israel earn revenues and purchase the raw materials and fixed assets primarily in dollars. The dollar is also the primary currency of the economic environment in which such investees operate. In accordance with the principles prescribed in
         Section 29(a) of Opinion No. 36 of the ICPAI the dollar constitutes the measurement and reporting currency in their financial statements.

         The financial statements of investees operating in foreign countries as an "autonomous investee", and companies incorporated in Israel for which the measurement and reporting currency is the dollar are translated to Israeli currency as follows:

         (1) The assets and liabilities, both monetary and non-monetary of an autonomous foreign investee were translated according to the closing rate. Goodwill is also translated at the closing rate, beginning January 1, 2004.

         (2) Income and expense items are translated at the exchange rate prevailing on the transaction date.

         (3) All exchange rate differences created are classified as a separate item in shareholders' equity until the investee is disposed of.

         Impairment in the value of an investment in an autonomous foreign investee does not constitute a partial disposal and therefore, no part of the translation differences is charged to the statement of operations at the time of the impairment.


         Foreign operations classified as integrated investee
         ----------------------------------------------------

         The financial statements of investees operating oversees that are an "integrated investee" of the Group, in accordance with the tests prescribed in Standard No. 13 of the IASB, are translated from foreign currency to Israeli currency - with non-monetary items translated at the historical exchange rate prevailing on the transaction date and monetary items translated at the exchange rate prevailing on the balance sheet date. Statement of operations items are translated at the average exchange rate, except for revenues and expenses related to non-monetary items that were translated at the historical exchange rates at which the related non-monetary items were translated. Differences resulting from the translation are charged to financing expenses.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
-------------------------------------------------------------------------------


Note 2 - Significant Accounting Policies (cont'd)

         E.                Consolidation of financial statements

         (1) The consolidated financial statements include the financial statements of the Company and of all the companies in which the Company has control. Jointly controlled companies are included in the consolidated financial statements by the proportionate consolidation method. A jointly controlled entity is an entity in which all the shareholders, by way of contractual arrangement, jointly control the significant operating policies thereof.

         (2) Regarding companies that were consolidated in the past and are not included in the consolidation in the reporting year - see Note 3B(2) and Note 3C(1).

         (3) For the purpose of the consolidation, the amounts included in the financial statements of the consolidated companies were included after the adjustments necessitated by the application of the uniform accounting principles adopted by the Group.

         (4) The consolidated financial statements include the pro rata share of asset, liability, income and expense items of proportionately consolidated companies, based on the holding percentages in these companies.

         (5) As to the financial statements of subsidiaries that are adjusted according to changes in foreign currency exchange rates - see Note 2D above.

         (6) a. The excess cost of business over the fair value of its identified assets less the fair value of the identified liabilities (after allocation of the tax deriving from temporary differences) on acquisition date, is charged to goodwill.

                  b. The excess cost allocated to assets and liabilities is charged to the appropriate balance sheet items.

                  c. The excess book value over the cost of the investment is deducted first from intangible assets. Negative excess cost remaining after the allocation to intangible assets is deducted from non-monetary assets on a pro rata basis to the fair value of these assets, based on the Company's share. The balance of the negative excess cost, after the said allocation, is stated in the consolidated balance sheet as deferred income and will be amortized on a straight-line basis over ten years.

                  d. Goodwill is stated in the consolidated balance sheet in "Intangible assets, deferred tax assets and deferred expenses" and is systematically amortized over its estimated useful life. The amortization period represents the best possible estimate of the period in which the Company expects to derive future economic benefit from the goodwill. The Group companies amortize goodwill mainly over a period of 10 to 20 years (see Note 2AD(5)).

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
-------------------------------------------------------------------------------


Note 2 - Significant Accounting Policies (cont'd)

         E.       Consolidation of financial statements (cont'd)

         (7) Material intercompany balances and transactions between Group companies were eliminated for consolidation purposes. Likewise, material unrealized income from intercompany sales not yet realized outside the Group were eliminated.

         (8) The Company's shares that were acquired by the Company and subsidiaries are recorded as treasury stock.

         (9) According to the criteria prescribed in Opinions 48 and 53 of the IACPA, when the sale and/or exercise of convertible securities that were issued by investees (including of employee options) is probable, and a decline in the shareholding percentage is expected upon conversion or exercise, as a result of which the holder will sustain a loss, an appropriate provision is included in respect of the anticipated loss. (See Note 2AD(1).)


         F.       Use of estimates


         Preparation of the financial statements in conformity with generally accepted accounting principles requires management to use estimates and assessments in determining the reported amounts of assets, liabilities, revenues, expenses and the disclosure relating to contingent assets and liabilities. Actual results may differ from such estimates.


         G.       Cash and cash equivalents

         Cash and cash equivalents include short-term bank deposits and short-term government loans traded in banks, with an original maturity of three months or less, on the date of investment, and which are not restricted.


         H.       Marketable Securities

         (1)      Marketable securities
                  ---------------------

                  Investments in marketable securities held for the short-term as current investments are stated according to the stock market price as at the balance sheet date. The changes in the fair value of the securities are recorded in the statement of operations in each reporting period.
                  Investments in marketable securities, which are permanent investments (held to maturity), are stated at cost (debentures
                  - including accrued interest), net of a provision for decrease in value that is not of a temporary nature (see also section
                  (3) below).

         (2)      Non-marketable securities
                  -------------------------

                  Non-marketable securities are stated at cost (debentures - including accrued interest), which, in management's opinion is not higher than realization value (see also section (3) below).

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
-------------------------------------------------------------------------------


Note 2 - Significant Accounting Policies (cont'd)

         H.       Marketable Securities Cont'd):

         (3)      Decrease in value of investments
                  --------------------------------

                  From time to time, the Group evaluates whether there has been a non-temporary decrease in value in its permanent investments in other companies. Such a review is carried out where there are indications of the possibility that the value of permanent investments has been impaired, including a decline in stock market prices, the investee's businesses, the industry in which the investee operates and other parameters. The impairment in value of these investments, which is not temporary, and which management bases on an evaluation of all the relevant aspects after giving appropriate weight to each of them, is charged to the statement of operations.


         I.       Allowance for doubtful accounts

         The financial statements include allowances for doubtful accounts, which management believe that fairly reflect the loss inherent in accounts whose collection is doubtful. Management determines the allowances on information it has on the financial status of debtors, the volume of their activity and a valuation of the collateral received from them. The allowance is determined specifically for accounts whose collection is doubtful.


         J.       Sale of trade receivables

         The sale of financial assets is recognized as a sale when full control of the asset and all of the risks and rewards related to the asset are transferred in full to an independent third party. See Note 3B(4).


         K.       Inventories

         Inventories are valued at the lower of cost or market value. Cost is determined as follows: Raw materials, ancillary materials and spare parts - at "moving average" or by the "first-in, first-out" method. Finished goods and goods in process-based on manufacturing costs (including materials, labor and subcontractor costs) plus allocated indirect manufacturing and other expenses. Merchandise - by the "first-in, first-out" or the "moving average" method.

         L.       Projects in progress:

         Work in progress under long-term contracts is stated at cost less amounts charged to cost of revenues in the statement of operations and associated with revenue recognized on the basis of the "percentage of completion" method. Cost includes direct costs of materials, labor, subcontractor and other direct costs and allocated indirect manufacturing costs (see Note 2T(2) below).

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
-------------------------------------------------------------------------------


Note 2 - Significant Accounting Policies (cont'd)


         M. Holdings of a venture capital fund in venture capital investments

         (1) The holdings of a venture capital fund in venture capital investments are stated at cost (at their reported amounts), net of impairment provisions, if a non-temporary decline in their value occurs. Gains from venture capital investments are charged to the statement of operations when the investment is realized. Also see Note 2H(3) above.

         (2) Venture capital investments that management intends to realize in the short-term are included in current assets on the basis of cost, net of impairment provision, which does not exceed the market value of the investment.

         N.       Investments in affiliates

         (1) The investments in affiliates are presented by the equity method. Taken into account when computing the Company's share are losses due to the expected realization of convertible securities issued by affiliates, if the conversion or exercise of those securities is probable.
                  The equity value of the investments in these companies takes into account the amounts as they are included in the companies' financial statements.

         (2) Regarding the goodwill amortization policy - see Note 2E(6) above.

         (3) Regarding the decline in vale of investments in affiliates - see
             Note 2AC.

         O. Monetary balances stated at present value

         Monetary balances - long-term debts and liabilities - that are interest free or bear interest at below-market rates, are stated at their present value, computed using the interest rate prevailing in the market on the date created.

         P.       Fixed assets

         1.       Fixed assets are stated at cost.

         2. Financing expenses on loans and credit used to finance the construction or purchase of fixed assets, and other costs related to the purchase or construction of the fixed assets, are capitalized to the cost of these assets, in accordance with Accounting Standard No. 3 on the Capitalization of Finance Costs.

         3. The cost of assets for which an investment grant was received is stated net of the grant amount.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
-------------------------------------------------------------------------------


Note 2 - Significant Accounting Policies (cont'd)

         P.      Fixed assets (cont'd)

         4. Improvements and renovations are charged to the cost of assets, whereas repair and maintenance expenses are charged to the statement of operations as incurred.

                 The annual depreciation rates used are as follows:

                                                              %
                                                         ------------

                 Buildings and leasehold rights        2-10         (mainly 2%)
                 Machinery, equipment and
                  facilities                           5-20         (mainly 10%)
                 Vehicles and forklifts                10-20        (mainly 15%)
                 Office furniture and equipment        6-33         (mainly 6%
                                                                       and 25%)
                 Computers and auxiliary equipment     20-33
                 Leasehold improvements                 10*


                 * or the lease period, whichever is lower.

         Q.      Other assets and deferred expenses

         Other assets and deferred expenses are amortized on a straight-line basis over the expected period of benefit therefrom.

         Licensing of products, marketing rights and intangible assets in the purchase of products - 5 to 20 years. See Note 2E(6) regarding goodwill deriving from the acquisition of companies that were consolidated. Debenture issue costs - according to the debenture period (mainly 6 years).

         R.       Convertible securities

         1. Debentures, the conversion of which is not probable, are included at their liability value as at the balance sheet date, in accordance with the provisions of Opinion 53 of the ICPAI, and are stated in long-term liabilities. Debentures, the conversion of which is probable, are disclosed on the balance sheet between long-term liabilities and shareholders' equity, according to the liability value or the capital value, whichever is the higher. See Note 2AD(1).

         2. In accordance with Opinions 48 and 53 of the ICPAI, the provision for loss on a decline in the shareholding percentage in investee companies is included in the "minority interest" or in "investments in investees" in the consolidated balance sheet, and in "investment in investees" in the Company balance sheet. See Note 2AD(1).

         S.       Deferred taxes

         In July 2004, the Israel Accounting Standards Board ("IASB") published Accounting Standard No. 19 on "Taxes on Income" ("the Standard"). The new Standard applies to financial statements for periods beginning on January 1, 2005. The Standard was adopted as a cumulative effect of a change in accounting method. The transition to Accounting Standard No. 19 resulted in a one-time effect of a net decrease in net earnings of NIS 3 million derived mainly from an increase in liabilities for deferred taxes relating to property.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
-------------------------------------------------------------------------------


Note 2 - Significant Accounting Policies (cont'd)

         S.       Deferred taxes (cont'd)

         The Group companies create deferred taxes in respect of temporary differences. The temporary differences are differences in the value of assets and liabilities for tax purposes and for financial reporting purposes. Allocation of the taxes, as stated, is executed with respect to the differences relating to assets, the amortization of which is deductible for tax purposes. The deferred tax balances (asset or liability) are calculated according to the liability approach, i.e., the tax rates expected to be in force when the deferred tax liability is utilized, or when the deferred tax asset is realized, as they are known proximate to the date of approval of the financial statements.

         In calculating deferred taxes, no account was taken of the taxes, which would apply in a case of sale of the investments in the investee companies, since it is the intention of the Company to hold these investments and not to sell them.

         Deferred taxes were not created for taxes to be imposed on earnings distributed by subsidiaries, as it is the Group's policy not to distribute taxable dividends in the foreseeable future. Likewise, tax benefits are not included in respect of temporary differences, the realization of which is doubtful.

         T.       Revenue recognition

         1. Sale of products and providing services
            ---------------------------------------

         Revenues from sales and services are recognized upon delivery or shipment of the products and transfer of the risks and rewards involved in ownership of the products, or upon performance of the services. Revenue from the sale of products that require customer acceptance are recognized after the work is performed and acceptance tests are passed, as prescribed in the product supply contract.

         2. Revenues from execution of work
            -------------------------------

         The revenues and costs from projects in progress under long-term contracts are recognized in accordance with Accounting Standard No. 4 ("Standard 4") published by the IASB, as follows:

         A. Revenues and costs from projects in progress under long-term contracts are recognized according to the "percentage of completion" method, if all of the following conditions are fulfilled: the revenues are known or can be reliably estimated, the collection of the revenues is expected, the costs involved with execution of the work are known or capable of being reliably estimated, there is no material uncertainty regarding the ability to complete the work and comply with the contractual terms with the customer and the percentage of completion can be reliably estimated.
                  As long as all of the above conditions are not met, income is recognized at the level of the costs incurred and their recovery is expected ("zero margin").

         B. The percentage of completion is measured on the basis of cost (the ratio of the costs incurred to the total estimated costs) or on the basis of supply of the products, in accordance with the nature of the agreement.

         C. Anticipated losses on contracts are provided for in full when determined to be expected.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
-------------------------------------------------------------------------------


Note 2 - Significant Accounting Policies (cont'd)

         T.       Deferred taxes (cont'd)

         2.       Revenues from execution of work (cont'd)


         D. Estimated profit or loss from long-term contracts may change due to changes in estimated resulting from differences between actual performance and original forecast. The effect of such changes in estimates are recognized in the statement of operations at the time they are identified.


         U.       Research and development expenses:

         Research and development costs
         ------------------------------
         Research and development costs, net of participations (mainly from the Government of Israel), are charged to the statement of operations as incurred. Research and development costs financed by the customer are charged to the cost of projects in progress, and are included in the statement of operations as part of the recognition of results from such projects.

         In-process research and development costs
         -----------------------------------------
         In a business acquisition, in-process research and development expenses are charged to the statement of operations immediately.


         V.       Derivative financial instruments:

         The Group companies enter into option and forward contracts that are intended to reduce the financial risks (i.e. commitments for the import of raw materials, export of products, liabilities linked to the CPI or foreign currency) from the exposure to fluctuations in inter-currency exchange rates, interest rates and changes in the CPI.
         The results of financial derivatives held to hedge existing assets and liabilities are recorded in the statement of operations concurrently with the recording of the results of the hedged assets and liabilities. Financial derivatives that are not held for hedging are stated in the balance sheet at fair value. Changes in the fair value are included in the statement of operations in the period they occur. The fair value of derivative financial instruments is determined according to their market values, stated quotes from financial institutions, and in the absence of such, fair value is determined based on valuation models.


         W.       Earnings per share:

         Earnings per share data are computed in accordance with Opinion No. 55 of the ICPAI. Taken into account in the computation of basic earnings per share are convertible securities issued by the Company, if their conversion or exercise is probable, based on tests prescribed in the opinion.
         Taken into account in the computation of fully-diluted earnings per share are convertible securities issued by the Company and its investees, which were not included in the computation of basic earnings per share, when their conversion or exercise does not increase earnings per share. See Note 2AD(3).

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
-------------------------------------------------------------------------------


Note 2 - Significant Accounting Policies (cont'd)

         X.       Dividend declared subsequent to balance sheet date

         In accordance with Accounting Standard No. 7 on "Subsequent Events", the liability related to a dividend proposed or declared subsequent to the balance sheet date is expressed in the accounts only in the period in which it was declared. However, separate disclosure is provided in the statement of changes in shareholders' equity of the dividend amount to be distributed against a reduction in the retained earnings balance.


         Y.       Segment reporting

         Segment reporting is presented in accordance with Accounting Standard No. 11, which requires the inclusion of information in respect of business and geographical segments, as well as detailed guidelines for identification of the business and geographical segments.


         Z.       Discontinued operations

         Discontinued operations are presented in accordance with Accounting Standard No. 8, whereby discontinued operations are presented separately from the data relating to continuing operations.


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

         AB.      Impairment of assets

         The Group applies Accounting Standard No. 15 - Impairment of Assets ("the Standard"), which prescribes procedures that the Group must implement in order to assure that its assets in the consolidated balance sheet are not stated at an amount exceeding their recoverable value, which is the higher of the net sales price or the usage value (the present value of the estimated future cash flows expected to derive from the use and realization of the asset). The Standard applies to all of the assets in the consolidated balance sheet, except for tax assets, construction contracts and monetary assets (aside from monetary assets that are investments in investees that are not subsidiaries). Likewise, the Standard prescribes the presentation and disclosure principles for assets that have declined in value. When the carrying value of an asset in the consolidated balance sheet exceeds its recoverable amount, the Group recognizes an impairment loss equal to the difference between the book value of the asset and its recoverable value. A loss so recognized will be reversed only if changes have occurred in the estimates used in determining the recoverable value of the asset since the date on which the last impairment loss was recognized.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
-------------------------------------------------------------------------------


Note 2 - Significant Accounting Policies (cont'd)

         AC. Data regarding the CPI and the Dollar exchange rate:

                                                      Israeli     Exchange rate
                                                        CPI*      of one Dollar
                                                   ------------   -------------
                                                       Points          NIS
                                                   ------------   -------------
<
         For the year ended:
         December 2005                                 185.05         4.603
         December 2004                                 180.74         4.308
         December 2003                                 178.58         4.379


                                                         %              %
                                                   ------------   -------------
         Changes during:
         2005                                           2.4            6.8
         2004                                           1.2           (1.6)
         2003                                          (1.9)          (7.6)


         Rate of increase (decrease) in the CPI
          relative to the exchange rate
          of the dollar during the year:                  %
                                                   ------------
          2005                                         (4.4)
          2004                                          2.8
          2003                                          5.7

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

         AD.      Impact of new accounting standards prior to their application

         (1) In July 2005 the IASB published Accounting Standard No. 22, "Financial Instruments: Disclosure and Presentation" ("the Standard"). The Standard provides rules for financial statement presentation of financial instruments and specifies the proper disclosure required in respect thereto. Furthermore, the Standard provides the method for classifying financial instruments as financial liabilities and as shareholders' equity, for classifying the interest, dividends, losses and gains related to them and the circumstances for offsetting financial assets and financial liabilities. The new standard will apply to financial statements for periods beginning on or after January 1, 2006. The Standard will be adopted on a prospective basis. Furthermore, a provision for loss that is included in the financial statements as at December 31, 2005, in respect of an anticipated loss from a decline in holding rate that is due to the exercise of options or the conversion of convertible liabilities in investees, will be reversed on the date the Standard comes into effect under the item of a cumulative effect of change in accounting policy. The comparative data presented in the financial statements for periods beginning on the effective date the standard will not be restated. The transition to the Standard will result in an increase in shareholders' equity in the amount of NIS 67 million due to the reversal of provisions for losses in respect of convertible securities in investees.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
-------------------------------------------------------------------------------


Note 2 - Significant Accounting Policies (cont'd)

         AD. Impact of new accounting standards prior to their application (cont'd)

         (2) In September 2005 the IASB published Accounting Standard No. 24, "Share- Based Payments" ("the Standard"). The Standard requires that share-based payment transactions, including transactions with employees or other parties that are to be settled by equity instruments, cash or other assets, be recognized in the financial statements. In accordance with the Standard, share-based payment transactions in which goods or services are received will be recognized at their fair value. Furthermore, the Standard provides various disclosure requirements regarding the nature and extent of the share-based payment arrangements that existed during the period, and regarding the method by which the fair value of such arrangements was determined. The Standard will apply to financial statements for periods beginning as from January 1, 2006. The Standard's provisions should be applied to each share-based payment transaction executed after March 15, 2005 that did not vest by the effective date of the Standard. Furthermore, it is required that comparative data relating to periods after March 15, 2005 be restated. With respect to share-based payments classified as liabilities (such as phantom plans) that exist on the effective date of the Standard, the Standard is to be implemented retroactively and the comparative data is to be restated. Changes in the terms of a share-based payment transaction being settled by means of equity instruments and executed after March 15, 2005 are to be treated in accordance with the provisions of the new Standard.

                  Implementation of the new Standard is not anticipated to have a material effect on the Group's results of operations and financial position.

         (3) In January 2006, the IASB published Accounting Standard No. 21, "Earnings per Share ("the Standard"). The Standard provides that an entity should calculate basic earnings per share with respect to the earnings or loss attributable to the ordinary shareholders of the reporting entity and that the entity should calculate basic earnings per share with respect to the earnings or loss from continuing operations attributable to the ordinary shareholders of the reporting entity if such earnings or loss is presented. The basic earnings per share will be calculated by dividing the earnings or loss attributable to the ordinary shareholders of the reporting entity (the numerator) by the weighted average number of ordinary shares outstanding during the period (the denominator). In order to calculate the diluted earnings per share, an entity will adjust the earnings or loss attributable to the ordinary shareholders of the reporting entity, and the weighted average number of outstanding ordinary shares, for the effects of all the dilutive potential ordinary shares. The Standard will apply to financial statements for periods beginning on or after January 1, 2006. The provisions of the Standard are to be implemented retroactively for comparative earnings per share data for prior periods.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
-------------------------------------------------------------------------------


Note 2 - Significant Accounting Policies (cont'd)

         AD. Impact of new accounting standards prior to their application (cont'd)

         (4) In January 2006, the IASB published Accounting Standard No. 25, "Revenues" ("the Standard"). The Standard provides the required accounting treatment (recognition, measurement, presentation and disclosure principles) for revenues deriving from the selling of goods, the rendering of services, and the use of the entity's assets by others, which generates interest, royalties and dividends. The Standard prescribes that the entity will measure its revenues based on the fair value of the proceeds received and/or the proceeds that the entity is entitled to receive. The Standard will apply to financial statements for periods beginning on or after January 1, 2006. An entity that in the past did not present its revenues according to the requirements of the Standard regarding the reporting of gross or net revenues, will implement the requirements of the Standard retroactively with respect to its revenues for all the reported periods as comparative figures in the financial statements for periods beginning from the effective date of the Standard. Assets and liabilities that are included in the financial statements as at December 31, 2005 at amounts different from those that would have been recognized if the provisions of the Standard had been implemented, will be adjusted as at January 1, 2006 to the amounts that would have been recognized according to the provisions of this Standard. The effect of adjusting the asset and liability amounts as at January 1, 2006, will be recognized as a cumulative effect of change in accounting method. Other than the aforementioned, the comparative figures in the financial statements for periods beginning from the effective date of the Standard will be presented as in the past. Management is of the opinion that the initial implementation of the Standard will not have an impact on the Group's financial statements.

         (5) In January 2006, the IASB published an amendment to Accounting Standard No. 20, "The Accounting Treatment of Goodwill and Intangible Assets when Purchasing an Investee" ("the Standard"). In accordance with the Standard, goodwill and intangible assets with an unlimited useful life, which were identified at the time of purchasing an investee, will not be amortized. Instead, an examination of impairment in value should be performed once a year or more frequently if events or changes in circumstances indicate that there may have been impairment in the value of goodwill or of an intangible asset with an unlimited useful life. The Standard will apply to financial statements for periods beginning on or after January 1, 2006. The transition date for discontinuing the amortization of goodwill is January 1, 2006 according to this Standard. On the day after the transition date, the entity will examine the impairment in value of goodwill in accordance with Accounting Standard No. 15. The financial statements for periods in which this Standard was not implemented will not be restated.


Note 3 - Information Regarding Certain Investees

         A.       ECI Telecom Ltd. ("ECI") - an affiliate

         1. In November 2003, a valuation of ECI was performed by an independent appraiser, for the purpose of evaluating the recoverable amount of Koor's investment in ECI. In accordance with this appraisal, the Company reversed the impairment loss that had been created in 2001, based on various indications, including the valuation of ECI. The reversal of the loss of NIS 73 million was charged against the capital reserve from foreign currency translation adjustments (credit), which was realized when the provision was created.

                  As at December 31, 2005, the balance of the investment in ECI, stated by the equity method, is NIS 790 million.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
-------------------------------------------------------------------------------


Note 3 - Information Regarding Certain Investees (cont'd)

         A.       ECI Telecom Ltd. ("ECI") - an affiliate (cont'd)

         2. On March 9, 2004, the board of directors of ECI resolved to distribute 7.6 million shares of ECtel (approximately 42% of the paid-up share capital of ECtel) as a dividend to the shareholders of ECI. The shares of ECtel were distributed on May 10, 2004, after all the requisite approvals were obtained. Prior to the distribution, ECI held 10.5 million shares of ECtel (approximately 58% of the paid-up share capital of ECtel). Following the distribution, ECI holds 16% of the shares of ECtel and Koor directly holds 12.9% of the shares of ECtel. Furthermore, on December 10, 2005, the Company purchased additional 2% of the shares of ECtel from an affiliate, Telrad Networks Ltd. The investment in ECtel is presented in the financial statements of ECI and of Koor by the cost method.

         3. In February 2005, ECI entered into a preliminary agreement with ABN Amro Bank ("ABN") to sell the balance of long-term receivables for the sum of 96 million dollars in cash, plus potentially a further amount of approximately 3.3 million dollars. In April 2005, all the approvals for the sale were obtained and the receivables were sold to ABN. As a result, during the second quarter of 2005, ECI recognized a net gain of 10.4 million dollars (excludes weighting the additional gain resulting from the potential amount). The Company's equity in this gain is approximately NIS 14 million.

         4. On June 3, 2005, ECI acquired 100% of Laurel Networks Inc., a company incorporated and operating in the U.S., for a cash payment of 88 million dollars.

         5. ECI prepares its financial statements in conformity with U.S. generally accepted accounting principles. Below is the adjustment of the net earnings (loss) of ECI as reported in accordance with U.S. GAAP to net earnings (loss) in accordance with Israeli GAAP:


                                                                                    For the year ended December 31
                                                                       -----------------------------------------------------
                                                                                    2005             2004               2003
                                                                       -----------------  ---------------  -----------------
                                                                           US$ thousands    US$ thousands      US$ thousands
                                                                       -----------------  ---------------  -----------------
                  Net earnings (loss) of ECI as reported
                  in conformity with U.S. GAAP                                   39,864           10,153            (71,040)
                  Adjustments:
                  Temporary difference in recognizing
                   revenues due to application of SAB 101                             -                -             (5,905)
                  Financing income (expenses) - FAS 133                          19,226           (8,303)            (4,843)
                  Tax expenses                                                        -           (1,529)              (956)
                  Amortization of excess cost allocated to
                   intangible assets                                             (2,726)          (1,233)            (1,556)
                  Gain (loss) on marketable securities                             (212)          (1,282)             1,282
                  Impairment in value of assets                                       -              968              2,452
                                                                       -----------------  ---------------  -----------------
                  Net earnings (loss) of ECI in conformity
                   with Israeli GAAP                                             56,152           (1,226)           (80,566)
                                                                       =================  ===============  =================

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
-------------------------------------------------------------------------------


Note 3 - Information Regarding Certain Investees (cont'd)

         B. Makhteshim Agan Industries Ltd. ("M-A Industries") - an affiliate

         1. In January 2004, Koor sold 27 million shares of M-A Industries for approximately NIS 418 million. The capital gain of NIS 160 million (before tax) is included in "other income (expenses), net". Additionally, as a result of this sale, Koor realized a tax asset of NIS 59 million which had been created in 2003, because of the expectation that carryforward tax losses would be utilized in the aforesaid sale.

                 As a result of this sale, and after the realization and conversion of convertible securities that were issued to the public and to employees, Koor's holding percentage in the voting rights of M-A Industries at December 31, 2004 was 38.6%.

                 Following the sale of the shares in January 2004, as a result of which Koor's holding percentage in the shares of M-A Industries fell below 50%, Koor evaluated the existence of effective control in M-A Industries and the resultant continuation of the consolidation of M-A Industries in the financial statements of Koor, beginning from the first quarter of 2004.

                 In the opinion of Koor's management, the range of circumstances that weight Koor's shareholding percentage in M-A Industries, the broad dispersal of voting rights among the other shareholders, the low level of shareholding by the other shareholders, the slim probability of the creation of a block of votes opposing Koor at shareholder meetings and past experience related to the attendance at shareholder meetings, as well as the voting percentages and opposition at the meetings - showed that the economic substance that stood and continued to stand at the basis of the relationship between the Company and M-A Industries immediately before and after the said transactions demonstrated effective control, i.e., Koor had the ability to set the financial and operational policies of M-A Industries.

         2. In February 2005, Koor sold 15.9 million shares of M-A Industries for NIS 374 million. As a result of the sale, Koor's holding percentage in M-A Industries fell to 34.6% (fully diluted -28.6%) and Koor recorded a capital gain amounted to NIS 201 million (before tax), which is included in the item "other income (expenses), net". Likewise, a tax asset of NIS 69 million which had been created in 2004, because of the expectation that carryforward tax losses would be utilized, was realized as a result of this sale.

                 Following the sale of shares in February 2005, Koor's management reevaluated whether to continue to consolidate M-A Industries in the financial statements of Koor beginning from the first quarter of 2005.
                 As a result of the evaluation of the range of existing circumstances created as a result of the sale, Koor's management decided that continuing the consolidation of M-A Industries is not consistent with the economic substance. Therefore, beginning from the first quarter of 2005, the consolidation of M-A Industries' financial statements in Koor's financial statements was ceased, and the investment is stated by the equity method.


                 Presented below are balance sheet data of M-A Industries as at:
                 ---------------------------------------------------------------
                                                                     December 31
                                                                            2004
                                                                 ---------------
                                                                   NIS thousands
                                                                 ---------------

                  Current assets                                       3,921,252
                  Non-current assets                                   4,461,078
                  Current liabilities                                  2,672,565
                  Non-current liabilities                              1,913,366

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
-------------------------------------------------------------------------------


Note 3 - Information Regarding Certain Investees (cont'd)

         B. Makhteshim Agan Industries Ltd. ("M-A Industries") - an affiliate

         2. (cont'd)

                  Presented below are operating results data of M-A Industries:
                  -------------------------------------------------------------

                                                    For the year   For the year
                                                           ended          ended
                                                     December 31    December 31
                                                            2004           2003
                                                  --------------  -------------
                                                   NIS thousands  NIS thousands
                                                  --------------  -------------
<
                  Revenues                            6,895,238      5,191,913
                  Operating costs and expenses        5,594,734      4,254,429

         3. In the current period, 135,650 thousand dollars par value of debentures of M-A Industries, which had been allotted in March 2004 in a private placement to institutional investors, were converted into 29,869 thousand ordinary shares, NIS 1 par value, of M-A Industries. Additionally, NIS 55,412 thousand par value of debentures (Series A) were converted into 5,687 thousand ordinary shares, NIS 1 par value, of M-A Industries and 13,380 option warrants (Series 1) of M-A Industries were exercised for 13,380 thousand ordinary shares, NIS 1 par value, of M-A Industries. Moreover, 2,752 thousand option warrants issued to employees were exercised for 1,893 thousand ordinary shares, NIS 1 par value of M-A Industries in the current period. Consequently, the Company recorded gains of NIS 79 million during 2005, were included in "Group's equity in the net earnings of affiliates".

                  Koor's holdings in the voting rights of M-A Industries as at December 31, 2005 is 31.5% (fully diluted - 30.0%).

         4. On September 28, 2004, M-A Industries entered into an agreement with Rabobank International for the sale of trade receivables in a securitization transaction. Under the terms of the securitization agreement, companies from M-A Industries Group sold their trade receivables to a foreign company established for this purpose and which is neither owned nor controlled by the M-A Industries Group ("the Purchasing Company"). The purchase of the trade receivables by the Purchasing Company is financed by an American company of the Rabobank International Group. This agreement replaces a previous agreement with Bank of America from 2001, which was similar in principle to the current agreement.

                  The maximum amount of financial resources expected to be made available to the Purchasing Company to purchase the trade receivables of the companies is 250 million dollars on a current basis, so that the proceeds received from the customers whose receivables had been sold will be used to purchase new trade receivables.

                  The period in which the companies will sell their trade receivables to the Purchasing Company will be one year from the closing date of the transaction. This period may be extended, with the consent of all the parties, for additional one-year periods, up to a maximum of four extensions.

                  M-A Industries will bear all the losses sustained by the Purchasing Company as a result of the non payment of the trade receivables included in the securitization transaction up to the total balance of the subordinated note.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
-------------------------------------------------------------------------------


Note 3 - Information Regarding Certain Investees (cont'd)

         B. Makhteshim Agan Industries Ltd. ("M-A Industries") - an affiliate

                  The accounting treatment of the sale of trade receivables in a securitization transaction is the recognition of the sale of the trade receivables only for that part for which the control and risks were transferred finally and absolutely to the purchaser. Accordingly, the trade receivable balances included in the securitization transaction, for which the consideration of cash and/or non recourse liabilities was received, were written off. For the part of the trade receivables included in the securitization transaction which was not recognized as a sale, a subordinated note was recorded.
                  A loss from the sale of trade receivables is charged at the time of sale to the statement of operations.

                  Under the terms of the agreement, M-A Industries undertook to meet certain financial covenants, mainly a ratio of liabilities to capital and profitability ratios. As at the balance sheet date, M-A Industries is in compliance with the covenants.

         5. In April 2001, the board of directors of M-A Industries resolved to adopt a dividend policy of distributing 15%-30% of annual net earnings, subject to the existence of distributable earnings and to specific resolutions by the board of directors.

                  On March 8, 2006, the board of directors of M-A Industries resolved to change the dividend policy such as beginning in the fourth quarter of 2005, M-A Industries will distribute dividends amounting to up to 50% of net earnings for the period.

                  In accordance with this policy, a dividend was declared in 2005 in the amount of 59.5 million dollars (of which 12.7 million dollars is in respect of the earnings of 2004). Koor's share in these dividends amounted to approximately NIS 89 million. Subsequent to the balance sheet date, another dividend was declared in respect of the earnings of 2005, in the amount of 23.5 million dollars.


         6. Acquisition of companies in 2004:

                  a. In April 2004, M-A Industries, through wholly-owned and controlled subsidiaries, signed agreements to acquire ownership and control in a group of three companies, Farm Saver.com LLC, Vegetation Management LLC and Nation Ag II LLC ("the acquired companies"), which are engaged in the registration, import and marketing of agrochemicals in the U.S.
                           The total purchase price amounted to NIS 303 million. NIS 34.4 million of the total proceed was paid through a transfer of 1,908 thousand shares of M-A Industries that had been held by a subsidiary of M-A Industries.

                           The excess cost of investment created upon the acquisition was NIS 235.8 million, of which NIS 130.2 million was allocated to intangible assets (mainly registration and licenses), NIS 2.3 was allocated to deferred tax liabilities and NIS 2.7 million was allocated to inventories. The balance of NIS 105.2 million was allocated to goodwill.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
-------------------------------------------------------------------------------


Note 3 - Information Regarding Certain Investees (cont'd)

         B. Makhteshim Agan Industries Ltd. ("M-A Industries") - an affiliate

         6. (cont'd)

                  b. In 2004, M-A Industries, through subsidiaries, signed agreements for the acquisition of three marketing companies, as follows:

                           1) Acquisition of 45% of the rights in a U.S. company, Control Solutions Inc. ("CSI"), which is engaged in the marketing of pesticides to the non-agricultural market in the United States. The acquisition included an option for the increase of M-A Industries shareholding to 60% during 2004-2006 and to 100% from 2009. See also Note 3B(7)(c) below.

                           2) Acquisition of all the shares and rights of Farmoz PTY Limited, an Australian company engaged in the marketing and distribution of pesticides in Australia.

                           3) Acquisition of 50.1% of the shares in a U.S. company, RiceCo LLC, which is engaged in the development and marketing of herbicides for rice.

                           The aggregate acquisition cost of the marketing companies was NIS 185.7 million. The excess cost created as at the acquisition date totalled NIS 140.9 million, of which NIS 68 million was allocated to intangible assets (mainly registration and licenses), NIS 15.8 million to deferred tax liabilities, NIS 3.1 million to inventories and the balance of NIS 85.6 million was allocated to goodwill. The statements of operations and cash flows of the three marketing companies acquired have been consolidated by M-A Industries from the respective dates of their acquisition. The total effect of the first time consolidation of the aforementioned marketing companies on M-A Industries consolidated statements of income from the date of their initial consolidation is an increase in revenues of NIS 207 million for the period ended December 31, 2004 and a reduction of net earnings (after goodwill amortization) of NIS 1 million for that period. The effect on the consolidated balance sheet as at December 31, 2004, is an increase of assets in the amount of NIS 314 million.

         7. Acquisition of companies in 2005:

                  a. In January 2005, M-A Industries, through a wholly owned and controlled subsidiary, signed an agreement to acquire 49% of the shares of Makhteshim Agan Benelux & Nordic B.V. ("MABENO"), which serves as the exclusive distributor of agrochemicals in the Benelux, Holland and Scandinavian regions.
                           Pursuant to the agreement, proceed was paid in the form of 693 thousand shares of M-A Industries which were held by a subsidiary of M-A Industries. Additionally, the subsidiary of M-A Industries was given an option, exercisable at any time, to increase its share in MABENO to 55%.
                           Beginning from 2008, the remaining shareholders in MABENO have the right to require the subsidiary of M-A Industries to buy the balance of their shares in MABENO from them. Beginning from 2013, the subsidiary of M-A Industries has the right to require the remaining shareholders in MABENO to sell the balance of their shares in MABENO to it.

                  b. In April 2005, M-A Industries, through wholly owned and controlled subsidiaries, signed an agreement to acquire 70% of the shares of K.F.T. - Biomark Trading House, which is engaged in the marketing of agrochemicals in Hungary.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
-------------------------------------------------------------------------------


Note 3 - Information Regarding Certain Investees (cont'd)

         B. Makhteshim Agan Industries Ltd. ("M-A Industries") - an affiliate

         7. Acquisition of companies in 2005: (cont'd)

                  c. In October 2005, the wholly-owned and controlled subsidiary of M-A Industries exercised its option to increase its share in CSI, and thereby increased its share to 60% (see Note 3.B(6)(b)(1)).

                  The cost to M-A Industries of the three acquisitions, including the cost of exercising the option to increase the shareholding of the percentage in CSI ("the acquired companies") totalled NIS 56.5 million. The excess cost created as at acquisition date amounted to NIS 65.9 million, of which NIS 40.3 million was allocated to intangible assets (mainly registration and licenses), NIS 2.3 million to inventory and the balance of NIS 23.3 million was allocated to goodwill.
                  The impact of the first time consolidation of the acquired companies on M-A Industries consolidated statement of income is not material.

         8. On November 14, 2005, the board of directors of M-A Industries resolved to adopt a policy, whereby M-A Industries will act to buy back its shares in the amount of up to 150 million dollars.
                  The board of directors' resolution prescribes various parameters for executing the aforesaid buy back, including purchase in response to an offer without creation of demand, limitations on the volume of daily purchases, price criteria and the execution of off-exchange transactions.
                  The shares to be purchased will become dormant shares for as long as they will be held by M-A Industries.

                  As at the balance sheet date, M-A Industries holds 12,018,603 par value of its shares, representing for 2.6% of its total issued and paid-up share capital, in the amount of 65.6 million dollars.

         C.       Telrad Networks Ltd. ("Telrad") - an affiliate

         1. In September 2004, Koor and Telrad Holdings Ltd., a wholly-owned subsidiary of Koor ("the Koor group"), entered into an agreement for the sale of 39% of the shares of Telrad to Fortissimo Capital Fund GP L.P. ("Fortissimo").
                  This sale was executed in two stages.
                  In the first stage, which was completed in November 2004, the Koor group transferred 19.5% of Telrad's shares to Fortissimo for 10.5 million dollars. According to the sale agreement, Telrad's board of directors shall be comprised of three directors nominated by Koor, three directors nominated by Fortissimo and an external expert nominated by mutual agreement of the parties.
                  The agreement includes a number of matters, the approval of which requires mutual agreement of the Koor group and Fortissimo ("joint control rights"). The agreement included the granting of Fortissimo with joint control rights, as Fortissimo is a strategic investor who will assist the Koor Group with the active management of Telrad and bring about its recovery. The joint control rights were granted upon completion of the first stage of the transaction as from the outset, the intention of the parties was the sale of 39% of Telrad's shares, and the agreement stipulated that the second closing would take place within a relatively short period from the first closing (180 days). These matters include: approval of Telrad's budget, election of Telrad's executive officers and the remuneration thereof and the distribution of dividends. These rights grant Fortissimo (the minority shareholder) the right to participate actively in significant decisions relating to Telrad's ordinary course of business and therefore prevent the Koor group, the majority shareholder, from having control of Telrad, and require mutual agreement of Koor and Fortissimo in decisions crucial to Telrad's operations.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
-------------------------------------------------------------------------------


Note 3 - Information Regarding Certain Investees (cont'd)

         C.     Telrad Networks Ltd. ("Telrad") - an affiliate (cont'd)

         1. (cont'd)

                Therefore, as of the fourth quarter of 2004 and through the end of the second quarter of 2005, Telrad was proportionately consolidated in Koor's financial statements according to a shareholding of 80.5%.

                On June 22, 2005 ("the completion date") the Company completed the second stage of the sale of 19.5% of Telrad's shares, after certain changes were made to the original agreement. According to the amendment to the original agreement, the international investment fund HarbourVest and the Israeli investment fund Poalim Ventures joined Fortissimo and together purchased 19.5% of Telrad's shares for 6.25 million dollars. Furthermore, in the amendment to the agreement, Koor's obligation to extend an additional loan to Telrad was cancelled, and Koor was released from certain of the indemnifications granted to Fortissimo under the original agreement. Subsequent to the sale, the Koor group's shareholding in Telrad decreased to 61% and a capital gain of approximately NIS 4 million was recorded.

                The rights granted to Fortissimo under the original agreement described above, whereby mutual agreement of the Koor group and Fortissimo is required on significant matters relating to Telrad's ordinary course of business, are still in effect. However, due to the presence of two additional shareholders who are not party to these rights, the proportionate consolidation of Telrad has been discontinued as of the completion date. Beginning the end of the second quarter of 2005, Koor's investment in Telrad is presented according to the equity method.

                Below is the balance sheet data of Telrad as included in Koor's financial statements as at:


                                                                December 31,
                                                                        2004
                                                               NIS thousands
                                                            ----------------

                Current assets                                      295,867
                Non-current assets                                  144,386
                Current liabilities                                 197,173
                Long-term liabilities                                86,589


                Below are the operating results data of Telrad as included in Koor's financial statements:

                                    Six months
                                         ended   For the year ended December 31
                                       June 30   -----------------------------
                                          2005            2004           2003
                                 -------------   -------------  -------------
                                 NIS thousands   NIS thousands  NIS thousands
                                 -------------   -------------  -------------
                                   (Unaudited)       (Audited)      (Audited)
                                 -------------   -------------  -------------
                Revenues              177,631          470,252        656,019
                Operating
                  costs and
                  expenses            201,179         531,369         643,109

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
-------------------------------------------------------------------------------


Note 3 - Information Regarding Certain Investees (cont'd)

         C.       Telrad Networks Ltd. ("Telrad") - an affiliate (cont'd)

         2. During 2004, Telrad recorded a valuation allowance in the amount of NIS 67 million due to changes in the management's estimation relating to the probability of the realization of carry forward losses for tax purposes.

         3. In 2004, Telrad's board of directors approved a reorganization plan that included employee layoffs. In the 2005 financial statements, expenses in the amount of NIS 38 million were recorded under the item "other income (expenses), net" (in 2004 - NIS 29 million).

         4. In November 2005, the board of directors of Telrad resolved to sell the subsidiary Telrad Connegy Communication Inc. Therefore, Telrad Connegy was classified as a discontinued operation in Telrad's financial statements and Telrad recorded a loss in the amount of NIS 58 million. Koor's share in this loss was NIS 35 million included in "Group's equity in the operating results of investee companies, net".

         D.       Defense Electronics Segment

         1. In November 2004, the Company acquired 33% of the shares of Tadiran Communications Ltd. ("Tadiran Communications") (approximately 31% taking into consideration options that are likely to be exercised) from two shareholders for approximately NIS 637 million (approximately 144 million dollars). Tadiran Communications develops, manufactures and markets combat-proven military communications solutions.
                  The excess cost of the investment created on the acquisition date amounted to NIS 490 million (approximately 111 million dollars) of which NIS 288 million was allocated to intangible assets (trademark, customer base, technology and order backlog), NIS 20 million was allocated to in-process research and development and was expensed immediately, NIS 242 was allocated to goodwill, NIS 98 million was allocated to deferred tax liabilities and the remaining NIS 38 million was allocated to various tangible assets and liabilities. The excess cost was allocated based on the valuation received from an independent external appraiser.
                  During 2005, Koor's investment in Tadiran Communications was sold for a total amount of 146 million dollars and Koor recorded a capital gain of NIS 72 million. See Note 3D(2).

         2. On December 27, 2004, Koor entered into a series of agreements with Elbit Systems Ltd. ("Elbit") and with Federmann Enterprises Ltd. ("Federmann"). Under the terms of the agreements, Koor will sell its entire holdings in Tadiran Communications to Elbit for 146 million dollars. Concurrently, Koor will acquire 9.8% of Elbit's share capital from Federmann for 99 million dollars. The sale of the shares of Tadiran Communications and the purchase of the Elbit shares will be executed in two stages, as follows:

                  In the first stage, which was completed on April 18, 2005, Koor sold to Elbit 13.8% of the shares of Tadiran Communications to Elbit for 63 million dollars and concurrently Koor acquired 5.3% of the shares of Elbit from Federmann for 53 million dollars. After the closing of the first stage, Koor is entitled to appoint one director of Elbit's board, and Elbit is entitled to appoint three of the members of Tadiran Communications' board of directors.

                  Pursuant to the original series of agreements, in the second stage, Koor was, inter alia, to have realized the balance of its holdings in Tadiran Communications and in Elisra Electronic Systems Ltd. ("Elisra"), in which Koor had a holding of 70%.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
-------------------------------------------------------------------------------


Note 3 - Information Regarding Certain Investees (cont'd)

         D.       Defense Electronics Segment (cont'd)

2. (cont'd)


                  On July 6, 2005, the original agreements between Koor and Federmann and between Koor and Elbit were amended, whereby Amended Stage 2 and Amended Stage 3 were stipulated. According to Amended Stage 2, Koor acquired 2.45% of the shares of Elbit from Federmann for 24.7 million dollars. Koor announced that as long as it holds Elbit shares it will not invoke its right to appoint 20% of the Elbit directors and therefore Koor's investment in Elbit is stated by the cost method.

                  Additionally, Koor sold to Elbit 5% of the shares of Tadiran Communications for 23 million dollars and recognized a gain in the amount of NIS 11 million. After execution of this transaction, Koor and Elbit acted by virtue of the joint holdings, so that half of the directors in Tadiran Communications (other than the external directors) will be appointed by Koor and half by Elbit.

                  According to Amended Stage 3 between Koor and Elbit, it was stipulated that Koor will sell to Elbit 13.2% of the shares in Tadiran Communications for 60 million dollars, as well as all of its holdings in Elisra (70%) for 70 million dollars and for additional consideration contingent on future insurance receipts in respect of a fire that occurred in the plants of Elisra's subsidiaries in 2001.

                  On November 30, 2005, after all the requisite approvals for closing the sale were received, Stage 3 was closed. The said sale generated a capital gain to Koor of NIS 148 million in respect of the sale of Elisra, which was recorded in the statement of operations in the fourth quarter of 2005. Moreover, as a result of the sale, the financial statements were reclassified, such that the operating results of Elisra and the capital gains generated from its sale were reported as discontinued operations.


         E.       Knafaim Arkia Holdings Ltd. ("Knafaim") - former affiliate

         During the third and fourth quarters of 2004, the Company sold 19% of the shares of Knafaim for approximately NIS 144 million. As a result of the sale, the Company's shareholding in Knafaim decreased from approximately 28.3% to approximately 9% and the Company recorded a gain of approximately NIS 51 million. Accordingly, the investment in Knafaim is stated by the cost method, beginning from the date of the sale.
         As management intends to sell the remainder of the shares in Knafaim, the investment is presented within short-term assets.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
-------------------------------------------------------------------------------


Note 3 - Information Regarding Certain Investees (cont'd)

         F. Koor Corporate Venture Capital ("Koor CVC") - a consolidated partnership

         1. In June 2004, Cisco Systems purchased all the shares of Riverhead Inc. from its shareholders for consideration of 39 million dollars. As a result, in 2004 Koor CVC recorded a gain of approximately NIS 17 million.

         2. During the current reporting period, Koor CVC's management estimated that the value of the portfolio investments was lower than their cost, and therefore decided to write-down the value of the investments by approximately NIS 64 million (in 2004- NIS 58 million and in 2003 - NIS 72 million).

         3. In December 2005, one of Koor CVC's portfolio investments, Scopus, Video Networks Ltd. raised approximately 31 million dollars in an IPO. As a result, Koor CVC recorded a gain of approximately NIS 31 million.

         G.       Koor Trade Ltd. - a subsidiary designated for sale

         During August 2005, a valuation was conducted in respect of an affiliated company of Koor Trade Ltd., in order to examine the necessity of writing down the value of the affiliated company in the financial statements of Koor Trade Ltd. as prescribed by the Israel Accounting Standards Board Accounting Standard No. 15. The valuation was performed by an independent external expert and as a result, Koor Trade Ltd. included a loss from write down of value of approximately NIS 44 million in the current reporting period.
         See Note 24 regarding discontinued operations.


Note 4 - Short-Term Deposits and Investments


                                                       Consolidated                          Company
                                             --------------------------------     ---------------------------------
                                                       December 31                          December 31
                                             --------------------------------     ---------------------------------
                                                       2005              2004               2005               2004
                                             --------------    --------------     --------------     --------------
                                                       NIS thousands                        NIS thousands
                                             --------------------------------     ---------------------------------

         Marketable securities (1):
          Debentures                                208,453           117,110            189,599            117,110
          Short-term treasury notes                 124,320           119,006            119,528             81,901
          Shares and options                        155,789            99,630            153,948             99,630
                                             --------------    --------------     --------------     --------------
                                                    488,562           335,746            463,075            298,641
         Deposits in banks and financial
          institutions                               52,564            32,913             32,398                  -
         Short-term loans and current
          maturities of long-term loans                  33             3,478                  -                  -
                                             --------------    --------------     --------------     --------------
                                                    541,159           372,137            495,473            298,641
                                             ==============    ==============     ==============     ==============

         (1)      Presented at market value, except for shares in investees in the amount of NIS 56,609 thousand that are presented according to cost.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 5 - Trade Receivables

         Consolidated:
                                                                             December 31
                                                                      -----------------------------
                                                                             2005              2004
                                                                      -----------       -----------
                                                                            NIS thousands
                                                                      -----------------------------
         Open accounts                                                     88,285         1,463,795
         Deferred promissory note and receivables from sale of
          customers' debts*                                                     -           261,004
         Post dated checks receivable and credit card companies             3,974            29,920
         Current maturities of long-term trade receivables                  1,285             4,979
                                                                      -----------       -----------

                                                                           93,544         1,759,698
                                                                      ===========       ===========

         Net of allowance for doubtful accounts                             3,692           120,939
                                                                      ===========       ===========

         *  See Note 3B(4).


Note 6 - Other Receivables

                                                    Consolidated                            Company
                                           -----------------------------        -----------------------------
                                                  December 31                        December 31
                                           -----------------------------        -----------------------------
                                                  2005              2004               2005              2004
                                           -----------       -----------        -----------       -----------
                                                 NIS thousands                        NIS thousands
                                           -----------------------------        -----------------------------
         Government agencies                     3,722           181,867                748                357
         Deferred taxes                            309           157,442                  -             77,483
         Accrued income                         10,704            30,086              1,190                390
         Prepaid expenses                       15,030            41,971              3,263                  -
         Employees                                 190             6,297                  -                  -
         Affiliates - current accounts          24,528               957              4,714                376
         Others                                 33,454            64,830               6,180             5,432
                                           -----------       -----------        -----------        -----------

                                                87,937           483,450             16,095             84,038
                                           ===========       ===========        ===========        ===========



Note 7 - Inventories and Work in Progress

         Consolidated:

                                                        December 31
                                                 -----------------------------
                                                        2005              2004
                                                 -----------       -----------
                                                       NIS thousands
                                                 -----------------------------

         Raw and auxiliary materials                  66,169           674,525
         Goods and work in progress                    4,497           157,109
         Finished goods                               20,243         1,327,025
                                                 -----------       -----------

                                                      90,909         2,158,659
                                                 ===========       ===========

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 8 - Investments in Investee companies

         A.       Consolidated balance sheet - affiliates

                                                                                                     December 31
                                                                                              ------------------------------
                                                                                                     2005               2004
                                                                                              -----------       ------------
                                                                                                      NIS thousands
                                                                                              ------------------------------

         Net asset value of the investments (1)(2)                                               2,520,847           839,741
                                                                                              ------------        ----------

         Goodwill and original differences:
          Original amount                                                                          153,997           491,044
          Less - accumulated amortization                                                          (88,496)          (26,859)
                                                                                              ------------        ----------

                                                                                                    65,501           464,185
                                                                                              ------------        ----------
         Total investment in share capital                                                       2,586,348         1,303,926
         Long-term loans (3)                                                                        81,845            22,335
                                                                                              ------------        ----------
                                                                                                 2,668,193         1,326,261
                                                                                              ============        ==========

         (1) As follows:
                  Net asset value of investments as at December 31, 1991                           277,159           277,159
                  Changes from January 1, 1992:
                  Companies that ceased being consolidated                                       1,499,387                 -
                  Companies whose operations have been discontinued                                (43,113)          (43,113)
                  Cost of shares acquired or received                                            1,462,678         1,427,857
                  Accumulated losses, net                                                         (422,839)         (744,819)
                  Changes in capital reserves and foreign currency
                   translation adjustments                                                         143,974           (32,626)
                  Initially consolidated subsidiaries, net                                         465,193           465,193
                  Disposals, net                                                                  (861,592)         (509,910)
                                                                                              ------------        ----------

                                                                                                 2,520,847           839,741
                                                                                              ============        ==========

         (2)      Including investments in companies traded on the Stock
                  Exchange in Tel Aviv or abroad, in NIS millions:

                  Carrying value in the balance sheet                                                2,526             1,275
                                                                                              ============        ==========

                  Market value as at balance sheet date                                              4,851             1,754
                                                                                              ============        ==========


                                                                           Interest rate
                                                                                   as at               December 31
                                                                             December 31      -----------------------------
                                                                                    2005             2005              2004
                                                                        ----------------      -----------       -----------
                                                                                       %              NIS thousands

         (3) Linkage terms and interest rates relating to long-term loans:

                  Linked to the CPI -  without maturity date                          6            24,792            22,335
                  Linked to the Dollar - without maturity date               LIBOR* + 2            57,053                 -
                                                                                              ------------        ----------
                                                                                                   81,845            22,335
                                                                                              ============        ==========

                  * As of December 31, 2005, the LIBOR rate is 4.84%.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 8 - Investment in Investee Companies (cont'd)

         B.       Company balance sheet - investees

                                                                                           December 31
                                                                                   ------------------------------
                                                                                          2005               2004
                                                                                   -----------       ------------
                                                                                             NIS thousands

         Net asset value of the investments                                           1,653,052         1,729,813
                                                                                   ------------      ------------

         Goodwill and original differences:
         Original amount, net                                                            12,834           556,043
         Less - accumulated amortization                                                 (3,546)          (57,236)
                                                                                   ------------      ------------

                                                                                          9,288           498,807
                                                                                   ------------      ------------

         Book value (1)                                                               1,662,340         2,228,620
         Payments on account of shares (1)                                               60,927            60,927
         Long-term loans and capital notes (2)                                        1,240,583         1,307,998
         Non-current accounts (3)                                                         2,515             4,012
                                                                                   ------------      ------------

                                                                                      2,966,365         3,601,557
                                                                                   ============        ==========

         (1) As follows:

                  Cost of shares including accumulated earnings as at
                   December 31, 1991                                                  2,032,681         2,032,681

                  Changes from January 1, 1992:
                  Cost of acquired shares                                             7,784,507         7,714,479
                  Accumulated losses, net                                            (4,368,396)       (4,467,604)
                  Changes in capital reserves and erosion of capital notes, net         175,174           (33,483)
                  Disposals                                                          (3,900,699)       (2,956,526)
                                                                                   ------------      ------------

                  Book value, including payments on account of shares (4)             1,723,267         2,289,547
                                                                                   ============        ==========

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 8 - Investment in Investee Companies (cont'd)

         B.       Company balance sheet - investees (cont'd)

         (2) Long-term loans and capital notes:

                                                                                                     December 31
                                                                                              ------------------------------
                                                                                                     2005               2004
                                                                                              -----------       ------------
                                                                                                    NIS thousands
                                                                                              ------------------------------

                  Long-term loans (a) (b)                                                           52,854            93,476
                  Capital notes - unlinked and not bearing interest (c)                          1,187,729         1,251,902
                                                                                              ------------      ------------
                                                                                                 1,240,583         1,345,378
                  Less - current maturities of long-term loans                                           -           (37,380)

                                                                                                 1,240,583         1,307,998
                                                                                              ============        ==========

                  (a) Long-term loans classified by linkage terms and interest rates:

                                                                           Interest rate       December 31       December 31
                                                                          at December 31      ------------      -----------
                                                                                    2005              2005              2004
                                                                        ----------------      ------------      ------------
                                                                                       %              NIS thousands
                                                                        ----------------      -----------------------------

                           Linked to the Dollar                                        -                 -            42,765
                           Linked to the CPI                                           2            43,707            41,803
                           Linked to the CPI                                 No interest             9,147             8,908
                                                                                              ------------      ------------

                                                                                                    52,854            93,476
                                                                                              ============        ==========

                  (b)      The loans mature in the years subsequent to the balance sheet date (excluding current maturities) as follows:


                                                                                              December 31       December 31
                                                                                              -----------       -----------
                                                                                                     2005              2004
                                                                                              -----------       -----------
                                                                                              NIS thousands
                                                                                              -----------------------------

                           Second year                                                                   -                 -
                           Third year                                                                    -                 -
                           Fourth year                                                                   -                 -
                           Fifth year                                                                    -             5,385
                           Sixth year or thereafter                                                 52,854            50,711
                                                                                              ------------      ------------

                                                                                                    52,854            56,096
                                                                                              ============      ============

                  (c)      Capital notes are not presented at their present value, since their repayment date has not yet been fixed by the parties.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------

Note 8 - Investment in Investee Companies (cont'd)

         B.       Company balance sheet - investees (cont'd)

         (3)      Non-current inter-company accounts:

                                                                                        December 31
                                                                                   ---------------------------
                                                                                        2004              2003
                                                                                   ---------         ---------
                                                                                        NIS thousands
                                                                                   ---------------------------
                  Linked to the Dollar                                                   640               599
                  Unlinked-bears interest at the rate of the increase in the CPI       1,875             3,413
                                                                                   ---------         ---------
                                                                                       2,515             4,012
                                                                                   =========         =========
          (4)     Including investments in marketable shares traded on
                  the Tel Aviv Stock Exchange or abroad in NIS millions:

                                                                                        December 31
                                                                                   ---------------------------
                                                                                        2004              2003
                                                                                   ---------         ---------
                                                                                        NIS thousands
                                                                                   ---------------------------

                           Carrying value in balance sheet                                 -               754
                                                                                   =========         =========
                           Market value as at balance date                                 -               960
                                                                                   =========         =========



Note 9 - Other Investments and Receivables

         A.       Composition:

                                                         Consolidated                            Company
                                                   -----------------------------        ------------------------------
                                                          December 31                          December 31
                                                   -----------------------------        ------------------------------
                                                          2005              2004               2005               2004
                                                   -----------       -----------        -----------        -----------
                                                          NIS thousands                        NIS thousands
                                                   -------------------------------------------------------------------

         Deposits in banks and in
          financial institutions                        13,459            47,278                  -             32,028
         Non-current trade receivables                   3,802             5,229                  -                  -
         Long-term loans receivable                     24,804           128,877                  -                  -
                                                   -----------       -----------        -----------        -----------
         Total (see B and C below)                      42,065           181,384                  -             32,028

         Other companies -
          marketable securities (1)                    386,521            33,471            353,001                  -

         Venture capital investment                    114,764           171,207                  -                  -
         Non-marketable shares                               -             1,040                  -              1,040
         Excess of amounts funded over
          amounts accrued for severance
          pay (see Note 17)                              3,449             5,553              3,449                  -
         Others                                            214               108                214                107
                                                   -----------       -----------        -----------        -----------

                                                       547,013           392,763            356,664             33,175
                                                   ===========       ===========        ===========        ===========

         (1) Market value as at balance
                sheet date                             411,472            39,485            364,197                  -
                                                   ===========       ===========        ===========        ===========

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 9 - Other Investments and Receivables (cont'd)

         B. Classification by linkage terms and interest rates of deposits, non - current debts of customers and long - term loans receivables:

         Consolidated:

                                                              Interest rate at                December 31
                                                                   December 31      -------------------------------
                                                                          2005              2005              2004
                                                              ----------------      ------------      ------------
                                                                             %              NIS thousands

         Linked to the CPI                                    Mainly 5.7                   3,802             36,228
         Linked to foreign currency (mainly to the dollar)    No interest                 38,263            121,955
         Linked to dollar, interest bearing                                                    -             12,757
         Unlinked                                                                              -             10,444
                                                                                    ------------       ------------

                                                                                          42,065            181,384
                                                                                    ============       ============

         Company:
                                                                                              December 31
                                                                                    -------------------------------
                                                                                            2005              2004
                                                                                    ------------      ------------
                                                                                            NIS thousands


         Linked to the CPI                                                                     -             32,028
                                                                                    ============       ============

         C. Repayment schedule of deposits, non-current customer balances and long-term loans receivable in the years subsequent to the balance sheet date:


                                             Consolidated                            Company
                                       -----------------------------        ------------------------------
                                              December 31                          December 31
                                       -----------------------------        ------------------------------
                                              2005              2004               2005               2004
                                       -----------       -----------        -----------        -----------
                                              NIS thousands                        NIS thousands

         Second year                        12,950            75,680                  -             32,028
         Third year                          8,127            19,957                  -                  -
         Fourth year                         3,136            13,748                  -                  -
         Fifth year                            556             3,852                  -                  -
         Thereafter and without a
          specific maturity date            17,296            68,147                  -                  -
                                       -----------       -----------        -----------        -----------

                                            42,065           181,384                  -             32,028
                                       ===========       ===========        ===========        ===========

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 10 - Fixed Assets

         A.       Consolidated

                                                             Land                                                           Office
                                                       (including                       Machinery,         Vehicles      furniture
                                                        leasehold                    equipment and          and            and
                                                            land)        Buildings   installations        forklifts      equipment
                                                      -----------      -----------   -------------      -----------    -----------
                                                                                                      NIS thousands
                                                      ----------------------------------------------------------------------------
         Cost as at January 1, 2005                       111,951        1,604,382       3,452,659           22,915        169,021

         Additions                                              -           52,104          15,343                -          1,574
         Disposals                                              -             (514)         (2,272)               -           (116
         Adjustments resulting from foreign
          currency translation differences*                     -              381           1,406                7            972
          Company that ceased being consolidated          (80,727)        (627,574)     (3,084,726)         (22,183)      (149,562
                                                      -----------      -----------     -----------      -----------    -----------
         Balance as at December 31, 2005                   31,224        1,028,779         382,410              739         21,889
                                                      ===========      ===========     ===========      ===========    ===========

         Accumulated depreciation as at
          January 1, 2005                                   1,184          638,625       1,876,732           12,572        114,169
         Additions                                             22           20,851          21,659                9          1,889
         Disposals                                              -                -          (1,456)               -            (96
         Adjustments resulting from foreign
          currency translation differences*                     -              367             969                6            815
          Company that ceased being consolidated           (1,206)        (254,021)     (1,591,412)         (11,848)       (99,935
                                                      -----------      -----------     -----------      -----------    -----------
         Balance as at December 31, 2005                        -          405,822         306,492              739         16,842
                                                      -----------      -----------     -----------      -----------    -----------
         Write down for decline in value                        -          (11,707)              -                -              -
                                                      -----------      -----------     -----------      -----------    -----------
         Net book value as at December 31, 2005            31,224          611,250          75,918                -          5,047
                                                      ===========      ===========     ===========      ===========    ===========

         Net book value as at December 31, 2004           110,767          954,050       1,575,927           10,343         54,852
                                                      ===========      ===========     ===========      ===========    ===========

                                                        Tools and
                                                      instruments            Total
                                                      -----------      -----------

                                                      ----------------------------
         Cost as at January 1, 2005                         3,167        5,364,095

         Additions                                              -           69,021
         Disposals                                              -           (2,902)
         Adjustments resulting from foreign
          currency translation differences*                     -            2,766
          Company that ceased being consolidated                -       (3,964,772)
                                                      -----------      -----------
         Balance as at December 31, 2005                    3,167        1,468,208
                                                      ===========      ===========

         Accumulated depreciation as at
          January 1, 2005                                       -        2,643,282
         Additions                                              -           44,430
         Disposals                                              -           (1,552)
         Adjustments resulting from foreign
          currency translation differences*                     -           2, 157
          Company that ceased being consolidated                -       (1,958,422)
                                                      -----------      -----------
         Balance as at December 31, 2005                        -          729,895
                                                      -----------      -----------
         Write down for decline in value                        -          (11,707)
                                                      -----------      -----------
         Net book value as at December 31, 2005             3,167          726,606
                                                      ===========      ===========

         Net book value as at December 31, 2004             3,167        2,709,106
                                                      ===========      ===========

         *  See Note 2D

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 10 - Fixed Assets (cont'd)

         A.       Consolidated (cont'd)

         (1) Certain of the real estate properties have not yet been registered in the Land Registry Office in the name of the Group's subsidiaries, primarily due to the absence of formal parceling in the areas in which the properties are located

                  Leasehold rights are for a period of 49 years, ended in the year 2005 and thereafter. Certain leases provide an option for extension for another 49 years.

                  The cost of leasehold real estate as at December 31, 2005, is approximately NIS 547 million, of which approximately NIS 197 million is recorded as capital lease.

         (2) Fixed assets are presented after deduction of investment grants (net of depreciation), which have been received from the State of Israel by certain subsidiaries under the terms of the Law for the Encouragement of Capital Investments, 1959. These grants amount to NIS 113 million and NIS 540 million as at December 31, 2005 and 2004, respectively (see also Note
                  16A).

         (3) Includes capitalized interest amounting to NIS 55 million and NIS 137 million at December 31, 2005 and 2004, respectively.

         (4) As for amounts charged to cost of fixed assets, see Notes 23B and 23E.

         (5)      See Note 22 regarding liens.

         (6)      See also Note 10B(1).

         B.       Company

                                                                Offices            Office
                                                               and land          Equipment             Total
                                                          -------------      ------------      -------------
                                                          NIS thousands      NIS thousands     NIS thousands
                                                          -------------      ------------      -------------
         Cost as at January 1, 2005                            * 36,275             5,793             42,068
         Additions                                               43,729               177             43,906
         Disposals                                                    -               (23)               (23)
                                                          -------------      ------------      -------------
         Balance as at December 31, 2005                         80,004             5,947             85,951
                                                          -------------      ------------      -------------
         Accumulated depreciation as at January 1, 2005           4,973             2,904              7,877
         Additions                                                3,448               560              4,008
         Disposals                                                    -                (8)                (8)
                                                          -------------      ------------      -------------
         Balance as at December 31, 2005                          8,421             3,456             11,877
                                                          -------------      ------------      -------------
         Write down for decline in value                        (11,707)                -            (11,707)
                                                          -------------      ------------      -------------

         Net book value as at December 31, 2005                  59,876             2,491             62,367

         Net book value as at December 31, 2004                  19,595             2,889             22,484
                                                          =============      ============      =============

         * Represents the ownership of two stories in an office building in Tel Aviv and leasehold rights to land in Dimona, in an area of 27 thousand square meters, not yet registered in Koor's name.
                  The offices have not as yet been registered in the name of the Company at the Land Registry Office. The offices are on land leased under a capital lease for a period of 49 years ending in 2044.

         C. The additions to fixed assets in 2005 include assets held for sale in 2004 that due to management revoking its intention to sell the property, were classified as fixed assets in 2005.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 11 - Intangible Assets, Deferred Tax Assets and Deferred Expenses

         A.       Consolidated

                                                                                    December 31
                                                                          -------------------------------
                                                                                  2005              2004
                                                                          ------------      ------------
                                                                                  NIS thousands
                                                                          -------------------------------
         Intangible assets-goodwill:
         Original amounts                                                       15,765            808,418
         Less - accumulated amortization                                        14,541            323,666
                                                                          ------------       ------------
                                                                                 1,224            484,752
                                                                          ------------       ------------
         Licensing of products abroad:
         Original amounts                                                            -          1,144,717
         Less - accumulated amortization                                             -            474,767
                                                                          ------------       ------------
                                                                                     -            669,950
                                                                          ------------       ------------
         Intangible assets in the purchase of products *:
         Original amounts                                                            -          1,211,508
                                                                          ------------       ------------
         Less - accumulated amortization                                             -            177,429
                                                                          ------------       ------------
                                                                                     -          1,034,079
                                                                          ------------       ------------
         Marketing rights and others:
         Original amounts                                                       16,940            183,494
                                                                          ------------       ------------
         Less - accumulated amortization                                        16,153             66,352
                                                                          ------------       ------------
                                                                                   787            117,142
                                                                          ------------       ------------
         Deferred expenses in respect of issuance of debentures
         Original amount                                                             -             16,069
         Less - accumulated amortization                                             -              5,480
                                                                          ------------       ------------
                                                                                     -             10,589
                                                                          ------------       ------------
         Deferred tax assets (see Note 16G)                                     17,450              4,702
                                                                          ------------       ------------
                                                                                19,461          2,321,214
                                                                          ============       ============

* Including intellectual property rights, trade mark, technological know-how, etc.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 12 - Credit from Banks and Others

         A.       Composition:

                                                                Consolidated                        Company
                                                      ---------------------------------     ---------------------------------
                                                                December 31                  December 31
                                                      ---------------------------------     ---------------------------------
                                                                2005              2004       2005               2004
                                                      --------------  -----------------     --------------  -----------------
                                                                NIS thousands                NIS thousands
                                                      ---------------------------------     ---------------------------------
         Credit from banks (B)                                 51,862         1,021,000              7,290            181,452

         Current maturities of long-term
          loans and debentures (Note 15)                      220,265           636,200            197,425            538,278
                                                      ---------------    --------------     --------------       -------------
                                                              272,127         1,657,200            204,715            719,730
                                                      ===============    ==============     ==============       ============

         B. Credit from banks classified by linkage terms and interest rates:

                                                                           Interest rate               Consolidated
                                                                          at December 31      -------------------------------
                                                                                    2005               December 31
                                                                        ----------------      -------------------------------
                                                                                    2005               2005            2004
                                                                        ----------------      -------------  ----------------
                                                                                       %              NIS thousands
                                                                        ----------------      -------------------------------

         Linked to foreign currency (mainly to
          the Dollar)                                                        LIBOR + 1.5            27,618            689,956


         Unlinked                                                               5.5-6.75            24,244            331,044
                                                                                              ------------       ------------

                                                                                                    51,862          1,021,000
                                                                                              ============       ============

                                                                           Interest rate               Company
                                                                          at December 31      -------------------------------
                                                                                    2005               December 31
                                                                        ----------------      -------------------------------
                                                                                    2005               2005            2004
                                                                        ----------------      -------------  ----------------
                                                                                       %              NIS thousands
                                                                        ----------------      -------------------------------

         Linked to the Dollar                                                                            -           166,427
         Unlinked                                                                    5.5             7,290            15,025
                                                                                              ------------       ------------

                                                                                                     7,290           181,452
                                                                                              ============       ============

         C. See Note 22 regarding liens to secure credit.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 13 - Trade Payables

                                                                Consolidated                            Company
                                                      ---------------------------------     ---------------------------------
                                                                December 31                           December 31
                                                      --------------------------------     ---------------------------------
                                                                2005              2004               2005               2004
                                                      --------------    ---------------     --------------    ---------------
                                                                NIS thousands                         NIS thousands
                                                      ---------------------------------     ---------------------------------

         Open debts                                            80,391         1,550,829                558                379
         Cheques and notes payable                             11,215             6,693                665                  4
                                                      ---------------    --------------     --------------       -------------

                                                              91,606          1,557,522              1,223                383
                                                      ===============    ==============     ==============       ============

Note 14 - Other Payables

                                                                Consolidated                           Company
                                                      ---------------------------------     ---------------------------------
                                                                December 31                          December 31
                                                      ---------------------------------     ---------------------------------
                                                                2005              2004               2005               2004
                                                      --------------   ----------------     --------------    ---------------
                                                                NIS thousands                        NIS thousands
                                                      ---------------------------------     ---------------------------------

         Employees and
          withholdings remitted                                21,523           115,774              9,403              3,213
         Provision for vacation pay and
          vacation expense allowance                           11,436            56,835              5,099              4,795
         Expenses to be paid                                   38,404           312,447             15,173             22,932
         Government agencies
          (including taxes)                                    46,398           236,317             43,979              1,217
         Provision for warranty and repairs
          and provision for losses in
          respect of long-term contracts                          921             7,636                  -                  -
         Payables for purchase of assets
          and investees                                             -            28,002                  -                  -
         Severance pay payable and current
          portion of early retirement
          pensions (see Note 17)                                  364            47,874                364                122
         Dividend proposed by subsidiary                            -            29,615                  -                  -
         Deferred income                                       24,427            20,568                  -                  -
         Liability in respect of securities
          that were sold short                                      -            24,241                  -                  -
         Liabilities regarding forward
          transaction                                           1,001            46,388              1,001              4,997
         Others                                                58,815           173,154             20,568             11,856
                                                      ---------------    --------------     --------------       -------------

                                                              203,289         1,098,851             95,587             49,132
                                                      ===============    ==============     ==============       ============

         Includes interested parties                                                                   756                712
                                                                                            ==============       ============

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 15 - Long Term Liabilities

         A.       Loans

                                                                Consolidated                          Company
                                                      ---------------------------------     ---------------------------------
                                                                December 31                          December 31
                                                      ---------------------------------     ---------------------------------
                                                                2005              2004               2005               2004
                                                      --------------  -----------------     --------------  -----------------
                                                                NIS thousands                        NIS thousands
                                                      ---------------------------------     ---------------------------------
         1.       Loans from banks                          1,774,414         2,781,636          1,219,470          1,995,835
                  Less - current maturities                   219,265           633,852            197,425            498,270
                                                      ---------------    --------------     --------------       -------------
                                                            1,555,149         2,147,784          1,022,045          1,497,565
                                                      ---------------    --------------     --------------       -------------
         2.       Loans and liabilities from others:
                  Shareholders in subsidiaries                  7,691            19,399                  -                  -
                  Investees                                         -                 -              6,713             48,133
                  Receipts from
                   time-sharing units                          34,107            33,053                  -                  -
                  Others                                       13,349            61,323                  -                  -
                                                      ---------------    --------------     --------------       -------------
                                                               55,147           113,775              6,713             48,133
                  Less - current maturities                     1,000             2,348                  -             40,008
                                                      ---------------    --------------     --------------       -------------
                                                               54,147           111,427              6,713              8,125
                                                      ---------------    --------------     --------------       -------------

                                                            1,609,296         2,259,211          1,028,758          1,505,690
                                                      ===============    ==============     ==============       ============


         3.       Loans classified by linkage terms and interest rates:

                  Consolidated:

                                                               Interest rate at                December 31
                                                                    December 31      -------------------------------
                                                                           2005              2005              2004
                                                               ----------------      ------------      ------------
                                                                              %              NIS thousands
                                                               ----------------      -------------------------------
                  Linked to the foreign currency
                   (mainly Dollar)                                    6.6 - 7.6            253,996           883,059

                  Linked to the CPI                                   3.6 - 6.2
                                                             (mainly 4.4 - 4.8)          1,359,565         1,368,683

                  Unlinked                                     Prime* + 0.25% -
                                                                  Prime* + 0.5%            216,000           643,669
                                                                                    --------------     -------------
                                                                                         1,829,561         2,895,411
                  Less - current maturities                                                220,265           636,200
                                                                                    --------------     -------------

                                                                                         1,609,296         2,259,211
                                                                                    ==============      ============

*  Prime interest rate at December 31, 2005 - 6%

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 15 - Long Term Liabilities (cont'd)

         A.       Loans (cont'd)

         Company:

                                                               Interest rate at                December 31
                                                                    December 31      -------------------------------
                                                                           2005              2005              2004
                                                               ----------------      ------------      ------------
                                                                              %              NIS thousands
                                                               ----------------      -------------------------------

         a.       From banks:

                  Linked to the CPI                                    4.4 - 6.2         1,210,200         1,256,006
                                                              (mainly 4.4 - 4.8)
                  Linked to the Dollar                                      7.65             9,270           102,829
                  Unlinked                                                                       -           637,000
                                                                                    --------------      ------------
                                                                                         1,219,470         1,995,835
                  Less - current maturities                                                197,425           498,270
                                                                                    --------------      ------------
                                                                                         1,022,045         1,497,565
                                                                                    ==============      ============


                                                                                               December 31
                                                                                     -------------------------------
                                                                                             2005              2004
                                                                                     ------------      ------------
                                                                                             NIS thousands
                                                                                     -------------------------------
         b.       From investees:

                  Unlinked capital note, non-interest  bearing                               6,713            8,125
                  Linked to the CPI                                                               -           40,008
                                                                                    --------------     -------------
                                                                                             6,713            48,133

                  Less - current maturities                                                       -           40,008
                                                                                    --------------     -------------
                                                                                             6,713             8,125
                                                                                    ==============      ============

         B.       Debentures

         1.       Presented as long-term liabilities:

                                                      Consolidated                        Company
                                                 -----------------------       -------------------------
                                                          December 31                  December 31
                                                 -----------------------       -------------------------
                                                      2005          2004           2005            2004
                                                 ==========    =========       =========       ========
                                                      NIS thousands                  NIS thousands
                                                 -----------------------       ------------------------

                  Debentures (1)                    390,854            -         390,854              -
                                                  =========    =========       =========       ========
                  Debentures convertible into
                  shares of subsidiary (2)(a)             -      646,200               -              -
                                                  =========    =========       =========       ========

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 15 - Long Term Liabilities (cont'd)

         B.       Debentures (cont'd)

         2. Presented between long-term liabilities and shareholders' equity:

                                                              Consolidated
                                                         ----------------------
                                                              December 31
                                                         ----------------------
                                                            2005           2004
                                                         -------       ---------
                                                            NIS thousands
                                                         ----------------------
                  Debentures convertible into
                  shares of subsidiary (2)(b)                  -        165,091
                                                         =======       ========


          (1) On April 10, 2005, as part of a private placement to Israeli institutional investors, the Company issued NIS 400 million par value in debentures, as well as 800,000 options (see Note
                  20D) for NIS 400 million in cash. The debentures bear annual interest of 3.75%, linked to the CPI, which is paid on April 30 and October 31 of each year. The debentures are linked to the CPI and will be repaid in a balloon payment on April 30, 2010. The issue proceeds were allocated to the components of the package according to the fair value of the securities issued. Accordingly, the discount in respect of the debentures amounted to approximately NIS 22 million which will be amortized as finance expenses over the life of the debentures. The debentures are presented net of deferred issue costs of approximately NIS 2.6 million.

         (2)      a.   The  debentures   were  issued  by  M-A   Industries  in
                       a private placement to institutional investors (mainly overseas). M-A Industries allotted non-marketable convertible debentures in the amount of 150 million dollars par value in consideration for their par value.
                       The debentures are for a 7-year period, linked to the dollar and bear annual interest at the rate of 1.75%. The debentures may be converted into ordinary shares of M-A
                       Industries, of NIS 1 par value each, at a conversion rate of NIS 20.5 par value, according to a fixed exchange rate of NIS 4.514 per 1 U.S. dollar. M-A Industries has the right to force the conversion of the debentures, beginning March 22, 2007 under certain circumstances.

                  b. M-A Industries issued NIS 270,000 thousand par value of debentures (Series A) listed on the Tel Aviv Stock Exchange, bearing interest at 2.5% p.a. and linked (principal and interest) to the representative exchange rate of the Dollar. The debentures are repayable in one payment in November 2007 if not converted before then into shares. The debentures are convertible into ordinary shares of NIS 1 par value each of M-A Industries at the rate of NIS 9.61 (following distribution of a dividend) par value of debentures per one ordinary share.

                       In January 2002 M-A Industries issued NIS 133,980 thousand par value of debentures (Series A) in a private placement in a total consideration of approximately NIS 129 million. The terms of the debentures are the same as the terms of the debentures (Series A) issued by M-A Industries as above.

                       Beginning from 2003, conversion of the debentures became probable. Accordingly, in 2004 the balance of the debentures is stated in a separate item between long-term liabilities and shareholders' equity.

         C. See Note 18A3 regarding the Koor's commitment to comply with financial covenants.

                  See Note 22 regarding liens provided in connection with liabilities.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------

Note 15 - Long Term Liabilities (cont'd)


         D.1.  Consolidated Liabilities - (net of current maturities) that will  mature in the following years subsequent to balance sheet date are as follows:

                                        Loans from banks                 Loans from others                    Debentures
                                  -----------------------------      ---------------------------   -------------------------------
                                            December 31                      December 31                      December 31
                                  -----------------------------      ---------------------------   -------------------------------
                                           2005            2004             2005            2004             2005             2004
                                  -------------   -------------      -----------   -------------   --------------    -------------
                                                                                            NIS thousands
                                  -------------------------------------------------------------------------------------------------
         Second year                     17,061       1,267,441            6,000          16,884                -                -
         Third year                     224,902         581,537           14,691          17,660                -          165,091
         Fourth year                    124,065         165,094            3,000          12,911                -                -
         Fifth year                     831,965          44,170            1,349           9,046          390,854                -
         Sixth year                      19,190          18,710            1,000           1,000                -                -
         Subsequent years               337,966          70,832           28,107          53,926                -          646,200
                                  -------------   -------------      -----------   -------------   --------------    -------------
                                      1,555,149       2,147,784           54,147         111,427          390,854          811,291
                                  =============   =============      ===========   =============   ==============    =============

                                                 Total
                                  ---------------------------------
                                              December 31
                                  ---------------------------------
                                             2005             2004
                                  ---------------   --------------
                                   NIS thousands
                                  ---------------------------------
         Second year                       23,061        1,284,325
         Third year                       239,593          764,288
         Fourth year                      127,065          178,005
         Fifth year                     1,224,168           53,216
         Sixth year                        20,190           19,710
         Subsequent years                 366,073          770,958
                                   --------------    -------------
                                        2,000,150        3,070,502
                                   ==============    =============


         2.     The Company Liabilities - (net of current maturities) that will mature in the following years subsequent to balance sheet date are as follows:


                                                                        Loans and capital notes
                                           Loans from banks                  from investees                  Debentures
                                  ---------------------------------  ---------------------------   --------------------------------
                                            December 31                       December 31                    December 31
                                  ---------------------------------  ---------------------------   --------------------------------
                                           2005            2004             2005            2004             2005             2004
                                  -------------   -------------      -----------   -------------   --------------    -------------
                                                                                            NIS thousands
                                  -------------------------------------------------------------------------------------------------
         Second year                          -       1,027,889                -               -                -                -
         Third year                     100,000         461,000                -               -                -                -
         Fourth year                    109,270               -                -               -                -                -
         Fifth year                     812,775           8,676                -               -          390,854                -
         Sixth year                           -               -                -               -                -                -
         Subsequent years                     -               -            6,713           8,125                -                -
                                  -------------   -------------      -----------   -------------   --------------    -------------

                                      1,022,045       1,497,565            6,713           8,125          390,854                -
                                  =============   =============      ===========   =============   ==============    =============


                                                 Total
                                  --------------------------------
                                            December 31
                                  --------------------------------
                                             2005             2004
                                  ---------------   --------------
                                   NIS thousands
                                  --------------------------------
         Second year                            -        1,027,889
         Third year                       100,000          461,000
         Fourth year                      109,270                -
         Fifth year                     1,203,629            8,676
         Sixth year                             -                -
         Subsequent years                   6,713            8,125
                                  ---------------   --------------

                                        1,419,612        1,505,690
                                  ===============   ==============


         3.     See Note 22 for details of security pledged to secure loans.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 16 - Taxes on Income

         A. Tax benefits under the Law for Encouragement of Capital Investments, 1959

         Under this law, by virtue of the "approved enterprise" status granted to certain enterprises of several investees, these companies are entitled to various tax benefits. The income derived from these enterprises during a period of 7 to 10 years, from the year in which these enterprises first had taxable income (limited to 12 years from commencement of production or 14 years from the date of the approval, whichever is earlier), is subject to a corporate tax rate of 0 - 25%. According to the alternative track, some of the plants of subsidiaries were granted a tax exemption for a two to four year period and are taxed at the preferential rate of 25% during the remaining benefits period.
         For fixed assets owned by investees who are approved enterprises, are entitled to an accelerated amortization deduction.

         In the event that an investee distributes a dividend to shareholders out of income attributable to revenues which received the approved enterprise tax exemption, the distributing investee will be required to pay the company tax (25%) it had saved in the period of the benefits.

         Deferred taxes in respect of income from approved enterprises were not provided, since it is the Group's policy not to initiate a distribution of dividends from its subsidiaries that would result in an additional tax liability to the Group.

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


         B. Measurement of results for tax purposes in accordance with the Income Tax (Inflationary Adjustments) Law, 1985 (hereinafter - "the Adjustments Law")

         The Company and its subsidiaries in Israel are subject to the Income Tax Law (Inflationary Adjustments), 1985. Under this Law, the results for tax purposes are adjusted principally for the changes in the Consumer Price Index. However, the adjusted income under the tax laws is not always identical to the reported income according to the accounting standards of the IASB. As a result, there are differences between the earnings reported according to financial statements and the adjusted income for tax purposes.

         See Note 2S(2) and Note 16G regarding deferred taxes on such differences.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 16 - Taxes on Income (cont'd)

         C.       Law for the Encouragement of Industry (Taxation), 1969:

         Certain companies qualify as "industrial companies" under the above law. By virtue of this status and certain regulations published under the inflationary adjustments law, the companies are entitled to claim, and have claimed, accelerated rates of depreciation.

         D.       Tax rates applicable to income from other sources:

         Income not eligible for "approved enterprise" benefits, is subject to tax at the statutory tax rate of 34% (or if the investee is registered and operates outside of Israel, at the tax rate prescribed for that territory).


         E. Losses for tax purposes carried forward to future years and tax assessments:

         1. The consolidated balance of carryforward tax losses as at December 31, 2005 amounted to approximately NIS 2,071 million, of which NIS 1,527 million relates to Koor. Carryforward tax losses are linked to the CPI, according to the Adjustments Law.

         2. The Company has received final assessments up to and including the year ended 2002. Subsidiaries have received final assessments up to and including the year ended 2003.

         F.       Amendment to the Income Tax Ordinance

         1. On June 29, 2004, the Knesset passed the "Law for the Amendment of the Income Tax Ordinance (No. 147 and Temporary Order) - 2004 (hereinafter - the Amendment). The amendment provides for a gradual reduction in the company tax rate from 36% to 30% in the following manner: in 2004 the tax rate will be 35%, in 2005 the tax rate will be 34%, in 2006 the tax rate will be 32% and from 2007 onward the tax rate will be 30%.

                  Current taxes and deferred tax balances as at December 31, 2004 were calculated based on the new tax rates prescribed in the Amendment. The effect of the change in the consolidated financial statements as at the beginning of 2004 is a decrease in income tax expenses of NIS 5 million.

         2. On July 25, 2005 the Israeli Knesset passed the Law for the Amendment of the Income Tax Ordinance (No.147 and Temporary Order) - 2005 (hereinafter - the Amendment). The Amendment provides for a gradual reduction in the statutory company tax rate in the following manner: in 2006 the tax rate will be 31%, in 2007 the tax rate will be 29%, in 2008 the tax rate will be 27%, in 2009 the tax rate will be 26% and from 2010 onward the tax rate will be 25%. Furthermore, as from 2010, upon reduction of the company tax rate to 25%, real capital gains will be subject to tax of 25%.

                  The current taxes and deferred tax balances at December 31, 2005 are calculated in accordance with the new a tax rates specified in the Amendment. The effect of the change in the new tax rate on the Company's equity was approximately NIS 8 million.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 16 - Taxes on Income (cont'd)

         G.       Deferred taxes:

         1. Deferred taxes are presented in the consolidated balance sheet as follows:

                                                                                               December 31
                                                                                     -----------------------------
                                                                                             2005             2004
                                                                                     ------------      -----------
                                                                                             NIS thousands
                  Within current assets:

                  Provision for vacation pay and severance benefits                         276             4,527
                  Operating loss and capital loss carried forwards (2)                        -            87,665
                  Inventory, net of customer advances                                       (74)           65,994
                  Timing differences in respect of recognition of
                   income and expenses, net                                                 107              (744)
                                                                                     ----------        ----------
                                                                                            309           157,442
                                                                                     ----------        ----------
                  Within long-term assets:

                  Depreciation                                                          (16,403)          (21,162)
                  Operating loss and capital loss carried forwards                      536,494           691,275
                  Liability in respect of employee severance benefits                     1,837             1,614
                  Timing differences in respect of recognition of income
                   and expenses, net                                                        184              (437)
                                                                                     ----------        ----------

                                                                                        522,112           671,290
                  Balance not expected to be realized (1)                              (504,662)         (666,588)
                                                                                     ---------        ----------
                                                                                         17,450             4,702
                                                                                     ==========        ==========
                  Within long-term liabilities:

                  Depreciation                                                              (78)         (368,424)
                  Operating loss and capital loss carried forwards                            -            81,115
                  Inventories, net of customer advances                                       -             9,934
                  Liability in respect of employee severance benefits                         -            45,049
                  Timing differences in respect of recognition of income
                   and expenses, net                                                          -            (1,805)
                                                                                     ----------        ----------
                                                                                            (78)         (234,131)
                                                                                     ==========        ==========

                  (1) The Company and certain subsidiaries have deferred tax assets, that are not expected to be realized, because of accumulated tax loss carryforwards and other timing differences. The managements of the companies believe it is not likely that these balances will be realized and, accordingly, no deferred taxes were created in respect thereof.

                  (2)      The Company's balances at December 31, 2004 - see
                           Note 3B(2).

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 16 - Taxes on Income (cont'd)

         G.       Deferred taxes (cont'd):

         2. Balances and movement of deferred taxes in the consolidated balance sheet:

                                                                                                      Timing
                                                                                                 differences
                                                                                                          in
                                                  Inventories     Provisions      Losses and      respect of
                                  Depreciable         net of             for      deductions     recognition
                                       fixed        customer        employee         carried       of income
                                      assets        advances          rights         forward    and expenses           Total
                                  ----------      ----------      ----------      ----------    ------------      ----------
                                                                        NIS thousands
                                  ------------------------------------------------------------------------------------------
         Balance as at
          January 1 2004            (391,165)            919          78,289         271,566          27,675         (12,716)
         Translation
          differences in
          subsidiaries                 7,943             (11)           (791)         (4,088)           (206)          2,847
         Adjustments to
          changes in tax rate         19,202             (93)           (918)         (9,704)         (3,404)          5,083
         Amounts charged
          to statement of
          operations                  (7,827)         75,113         (25,390)        (60,844)        (27,051)        (45,999)
         Other differences,
          net*                       (17,739)              -               -          (3,463)              -         (21,202)
                                  ----------      ----------      ----------      ----------      ----------      ----------

         Balance as at
          December 31, 2004         (389,586)         75,928          51,190         193,467          (2,986)        (71,987)

         Translation
          differences in
          subsidiaries                   124               -               -             554              18             696
         Amounts charged to
          statement of
          operations                   4,371            (117)            323         (76,615)            248         (71,790)
         Other differences,
          net *                      368,610         (75,885)        (49,400)        (85,574)          3,011         160,762
                                  ----------      ----------      ----------      ----------      ----------      ----------

         Balances as at
         December 31, 2005           (16,481)            (74)          2,113          31,832             291          17,681
                                  ==========      ==========      ==========      ==========      ==========      ==========


         * Mainly subsidiaries that were sold/acquired, net.

         Deferred taxes were computed at tax rates of 22% - 35%.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 16 - Taxes on Income (cont'd)

         H. Taxes on income included in consolidated statements of operations:

         1.       Composition of income tax on continuing operations:

                                                                                       Year ended December 31
                                                                          --------------------------------------------------
                                                                                   2005               2004              2003
                                                                          -------------       ------------     -------------
                                                                                           NIS thousands
                                                                          --------------------------------------------------

                  Current taxes                                                   5,854            236,160           107,483
                  Deferred taxes                                                 71,790             40,643           (30,140)
                  In respect of previous years, net                               3,057             (4,473)           16,510
                                                                          -------------       ------------     -------------
                                                                                 80,701            272,330            93,853
                                                                          =============       ============     =============

         2.       Below is the adjustment between the theoretical tax amount which would have been applicable if all the income of Koor Group and the consolidated companies were taxable at the statutory tax rate effective in
                  Israel at that time, and the tax amount charged in the statement of income.

                                                                                       Year ended December 31
                                                                          --------------------------------------------------
                                                                                   2005               2004              2003
                                                                          -------------       ------------     -------------
                                                                                           NIS thousands
                                                                          --------------------------------------------------
                  Earnings from continuing operations before
                   taxes on income                                              337,398            824,053           342,412
                                                                          =============       ============     =============
                  Statutory tax rate                                                34%                35%               36%
                                                                          =============       ============     =============

                  Theoretical tax expenses in respect
                   of these earnings                                            114,715            288,419           123,268
                  Decrease in taxes resulting from
                   the following factors - the tax effect:
                  Tax deducted from Koor group's equity in
                   operating results of investee companies                     (123,602)            12,271            42,022
                  Tax benefits under various encouragement laws                  (6,344)           (49,676)          (30,132)
                  Non-deductible expenses for tax purposes                          315             15,702            19,561
                  Losses for which deferred taxes were
                   not recorded                                                 144,551            115,009            40,492
                  Provisions for anticipated losses from the
                   sale of assets, net                                                -                  -            25,748
                  Utilization of tax loss carry forwards and
                   temporary differences from prior years for
                   which deferred taxes were not created and
                   which were utilized during the current year                  (62,428)           (18,935)                -
                  Deferred taxes in respect of prior years and
                   which were written-off at the reporting year                   9,951             75,601                 -
                  Tax losses from prior years, for which
                   deferred taxes were recorded this year                             -            (77,483)          (56,912)
                  Differences between the measurement
                   basis according to the financial statement
                   to measurement basis for tax purposes                              -             11,460           (23,711)
                  Taxes in respect of prior years                                 3,057             (4,473)           16,510
                  Effect of foreign subsidiaries *                                    -            (92,839)          (62,605)
                  Others **                                                         486             (2,726)             (388)
                                                                          -------------       ------------     -------------
                  Total taxes on income                                          80,701            272,330            93,853
                                                                          =============       ============     =============

                  * Relates to territories of operations in which the statutory tax rate is lower than that used in Israel.

                  ** Including influence of changes in tax rate.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 17 - Liabilities for Employee Severance Benefits, Net

         A.       Pension, severance pay and retirement grants:

         Under current labor laws and existing labor agreements, the companies in the Group are required to make severance payments, to employees who are dismissed or who retire.

         In respect of these liabilities, regular deposits are made by Group companies with pension and severance pay funds. The balance sheet amount represents the unfunded balance of the liabilities. As the funds deposited are not under the control and management of the Group companies, the funded amounts are not reflected in the balance sheets. These deposits and the amount stated in the balance sheet fully cover the Group's liability for employee severance benefits.

         Employees dismissed before reaching retirement age are entitled to severance pay, computed on the basis of their latest salary. In certain affiliates, the amounts accumulated in the pension funds are insufficient to cover such severance pay, the companies will make up the amount of the shortfall at the time of payment. In such companies, past experience indicates that the majority of the employees who continue to work until retirement age, and these companies were not required to make up amounts of the shortfall to employees who ceased being employed before retirement age. Therefore, the management of these companies believes that the probability to make up the shortfall is low and thus no provision has been included in the financial statements of these companies. Investees in which irregular severance has been planned or agreed upon have recorded provisions to record their liability for the supplementary amounts.

         In January 2004, the Retirement Age Law, 2004 (hereinafter - "the Law") was enacted. The Law raises the retirement age for men and women. In the estimation of the Group's management, the Law will not have a material impact on the Group's recorded liability for early pension in respect of its employees, beyond the provisions that have been recorded in respect thereof.

         B.       Funds for severance pay and retirement grants:

         The funds for severance pay and retirement include accrued linkage differences and interest, and they are deposited in severance pay funds in banks and insurance companies. Withdrawals of the funded amount is on fulfillment of the provisions of the Severance Pay Law.

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

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 17 - Liabilities for Employee Severance Benefits, Net (cont'd)

         E. Liabilities for severance benefits, which are presented in the balance sheet, and the amount funded in severance pay funds, are as follows:

                                                                Consolidated                        Company
                                                      ---------------------------------     ---------------------------------
                                                                December 31                  December 31
                                                      ---------------------------------     ---------------------------------
                                                                 2005              2004               2005               2004
                                                       --------------    --------------     --------------       ------------
                                                                NIS thousands                NIS thousands
                                                      ---------------------------------     ---------------------------------

         Severance pay and retirement grants                   10,580           149,573              6,030              6,903

         Amount accrued for
          early retirement                                      1,602           136,233              1,602                575

         Amount accrued in respect of
          unutilized sick leave                                     -            14,177                  -                362
                                                       --------------    --------------     --------------       ------------
                                                               12,182           299,983              7,632              7,840

         Less - amount funded                                  11,771           152,995             11,081              2,865
                                                       --------------    --------------     --------------       ------------

                                                                  411           146,988             (3,449)             4,975

         Classification of excess of amount
          funded over amount accrued
          (see Note 9)                                          3,449             5,553              3,449                  -
                                                       --------------    --------------     --------------       ------------

                                                                3,860           152,541                  -              4,975
                                                      ===============    ==============     ==============       ============



Note 18 - Contingent Liabilities and Commitments

         A.       Contingent liabilities

         1.       The Company:

                  a. On September 21, 2004 a suit was filed with the Tel Aviv District Court against the Company, Bezeq - the Israel Telecommunications Company Ltd. ("Bezeq"), Tadiran Ltd. (a subsidiary of Koor - "Tadiran"), Tadiran Telecommunications Ltd. (a former subsidiary of Koor which was merged with ECI - "Telecommunications"), Tadiran Public Switching Ltd., (a former subsidiary in Telecommunications), and Telrad Networks Ltd. (an affiliate of Koor - "Telrad Networks") in connection with the public switches. A motion for recognition of the suit as a class action was filed together with the suit in accordance with the Anti-Trust Law, 1988 ("the Anti-Trust Law"), and according to Civil Procedure regulations. In the Statement of Claim, the plaintiff alleges that during the previous decade, the defendants had engaged in activities prohibited by the Anti-Trust Law that resulted in damages to Bezeq's customers. In respect of the actions alleged by the Plaintiff, the Plaintiff is asking for damages for the group that he is seeking to represent in the amount of NIS 1.7 billion.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 18 - Contingent Liabilities and Commitments (cont'd)

         A.       Contingent liabilities (cont'd)

         1.       a.   The Company (cont'd):

                       On March 10, 2005, the Company and the other defendants submitted to the District Court their clarified objection to the request of the plaintiff to certify the claim as a class action. On December 5, 2005 the Plaintiff filed his response to the said objection.

                       In the opinion of the management which is based on the opinion of its legal counsel, the chances of the claim and of the certify the claim as a class action are remote.

                       Further to the sale of shares of Telrad Networks (as described in Note 3C(1)), Koor committed to indemnify the purchasers in the event that a court ruling will increase the amount of expenses to be paid by Telrad Networks to an amount exceeding that stated in the share purchase agreement.

                  b.   On June 1,  2005,  an  indictment  was  filed  with

                       the Jerusalem District Court prosecuting Koor, and seven other companies that are not members of the Koor Group (including two companies that had been owned by Koor on the relevant dates and were later sold to third parties) and nine executives (including two who had been salaried employees of Koor on the relevant dates) for violations of the Anti-Trust Law. The indictment is the outcome of an investigation that had been opened by the Anti-Trust Commission in other companies during 2001, with respect to price fixing and collusion, and the lack of competition in the frozen and canned vegetable industry. The Anti-Trust Authority claims that two companies that belonged to the Koor Group in the past had colluded with other companies in the years 1992-1998.

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

         2. Indemnification in connection with the agreement for the sale of Elisra in 2002

                  As part of the agreement for the sale of 30% of Koor's holdings in Elisra to Elta Electronic Industries Ltd. ("Elta") in 2002, Koor undertook to indemnify Elta for any amount of damages that will be sustained as a result of breach of the representation concerning the insurance indemnity rights to which the Elisra Group is entitled, relating to the fire that occurred at Elisra's subsidiaries' plants. Elta's right to demand payment of the indemnity in this matter carries no time limit.

         3. Pursuant to agreements with the banks, Koor undertook to maintain certain financial covenants, including a minimum equity and maximum debt of Koor and certain affiliates, a ratio of shareholders' equity to debt capital, prohibition against creating liens without prior consent of the banks and limitations stipulated in the agreement. Additionally, Koor undertook, under certain circumstances to repay part of the existing debt by using the proceeds to be received from the divestiture of certain assets, if sold.
                  As at balance sheet date, Koor is in compliance with these conditions.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 18 - Contingent Liabilities and Commitments (cont'd)

         A.       Contingent liabilities (cont'd)

         4.       Tadiran and its investees

                  Employees of a Tadiran plant that closed during 1990 filed actions against Tadiran, alleging that they sustained injuries or certain work-related illnesses resulting from alleged exposure to certain substances.
                  Tadiran has insurance policies which, relying on legal opinions, substantially cover possible damages resulting from these claims. Therefore, no provisions have been made in respect of these claims. The financial statements include provisions in respect of possible damages which had been covered by an insurance company currently in liquidation. During 2005 as part of Tadiran's liquidation process, Tadiran's assets and liabilities, including the said claims, were transferred to Koor.

         5.       M-A Industries and its investees

                  a) Quality of the environment

                       The activities of M-A Industries are exposed to the risks of harming the environment, since it manufactures, stores and sells chemicals. M-A Industries invests significant amounts in order to comply with the provisions of environmental laws and regulations, and in the opinion of the management, the companies are in compliance with these provisions. According to M-A Industries' insurance experts, the insurance policies provide coverage in the event of a sudden unexpected occurrence of environmental pollution in Israel and worldwide, subject to the relevant terms of the policy. As at balance sheet date, M-A Industries does not have insurance coverage for continuous environmental pollution. Such insurance is difficult to obtain, and even where it can be obtained, the company believes that the terms of the insurance, including the sum insured, do not at present justify taking out such insurance.

                       In accordance with the agreement of the Ministry of the Environment, the subsidiaries decided to build facilities for biological treatment of the sewage. Construction of the facilities will last about 3 years. The management of M-A Industries estimates the total construction costs at 30-40 million dollars.

                       One of the plants of M-A Industries subsidiary is located in Ramat Hovav, along with other chemical plants, since the Government decided that the geological layers in that particular area are completely impermeable to seepage or pollution. The Ministry of the Environment conducted tests, which determined that there are indications of subterranean pollution in Ramat Hovav. The investigators recommended that steps be taken to prevent the continuation of leakages from active and inactive plants, which could constitute a source of pollution of the water table in the area. The subsidiary could be required to clean the areas or relevant subterranean layers if and when it is found that it is responsible for the pollution. In recent years, various tests have been performed by different institutions for research of pollutants of the land in the Ramat Hovav area and near the site of a subsidiary in Beer Sheba.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 18 - Contingent Liabilities and Commitments (cont'd)

         A.       Contingent liabilities (cont'd)

         5.       M-A Industries and its investees (cont'd)

                  a)   Quality of the environment (cont'd)

                       According to the research performed by the investigators, including foreign research institutes, there is no need to clean the land, since there is no effective process for doing so. All there is to do is to prevent continuation of the pollution and natural cleaning processes will clean the land for 80 years. In management's estimation, the subsidiary is not expected to have a material effect on the financial statements, due to implementation of the recommendations as a result of the said testing.

                       In May 2004, a subsidiary of M-A Industries owning additional plants at the Ramat Hovav site received notice of a change in the terms of the license, whereby the plants must change the method it uses to treat its sewage from the existing treatment, do so independently and through the implementation of vaporization processes. These terms include demands that, within a short period of time, the plants conduct research and development for the purpose of customizing the process to the composition of each plant's sewage, and later, to build a suitable facility. Additionally, formulation processes are to be implemented, whereby the plants must present the Ministry with a research and development program for the purpose of implementing the process with respect to the sewage. At the same time, the Ministry of the Environment set the date by which the plants must treat the sewage in the requisite format and to stop the flow of sewage into the Council's vaporization pools and treatment facilities.

                       On October 10, 2004, a subsidiary of M-A Industries, together with the Israel Manufacturers Association and other companies, filed an administrative appeal with the Beer Sheba District Court against the Ministry of the Environment. The subject of the appeal is the additional conditions for obtaining a business license imposed on the appealing plants in May 2004 which are engaged in the treatment and discharge of sewage created by their activities. At the agreement of the parties and with the approval of the court the dispute was transferred to mediation proceedings.

                       In the framework of the mediation, the Ministry of Environment Protection hired the services of a Dutch company having expertise with respect to the matter. The Dutch company's conclusions supported the Company's position that there is no treatment method of pressurized ventilation and crystallization for the type of waste material produced by the Ramat Hovav factories and it recommended to remain in the Ramat Hovav pools while improving the quality of the waste material and preventing the escape of odors and pollution into the environment. The matter is currently in the mediation process. Agreement regarding the proposed method will also update the conditions of the business license accordingly.

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

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 18 - Contingent Liabilities and Commitments (cont'd)

         A.       Contingent liabilities (cont'd)

         5.       M-A Industries and its investees (cont'd)

                  a)   Quality of the environment (cont'd)

                       The key points of the plan are:

                       a.   Treatment of the plants' sewage

                            1. By June 30, 2006, the flow of untreated sewage to the joint biological treatment facility will be halted and each plant will treat the sewage to the quality level prescribed by the Ministry of the Environment (as derive from the additional conditions for a business license from May 2004).

                            2. By December 31, 2007, the flow of waste water to
                                 the vaporization pools will be halted and each plant will treat the waste water. To the level of quality and concentration of salts prescribed by the Ministry of the Environment (as derive from the additional conditions for a business license from May 2004).

                       b.   Rehabilitation of existing vaporization pools

                            1. On January 1, 2005, the Ramat Hovav Industrial Council will begin taking action to dry and rehabilitate the area of the vaporization pools spanning 1,500 thousand square meters, in an attempt to complete the drying and rehabilitation activities by not later than the end of 2012.

                            2. The Ramat Hovav Industrial Council will submit a detailed plan and timetable for drying and rehabilitating the vaporization pools site to the Ministry of the Environment for approval by December 31, 2004.

                       c.   Treatment of air pollution
                            The Ministry of the Environment will formulate and operate a plan to prevent exceptional emission of hazardous materials into the air from the Ramat Hovav industrial area.

                            As to the possible implications of the Government's decision on the activities of M-A Industries, see above.

                            In addition, a criminal complaint was filed against M-A Industries and one of its executives by the Man, Nature and Law Foundation. The complaint accuses M-A Industries that in several instances during 1999-2002, there were measurements at its Ramat Hovav plant of chimney emissions of materials at prohibited concentrations, which created strong air pollution. M-A Industries does not admit to the charges in the complaint. In the opinion of M-A Industries and its legal counsel, because of the early stage of the proceedings, it is not possible to estimate the outcome of the complaints. However, according to the accepted penalty standards, there is high probability that if M-A Industries is convicted, there will not be a material impact on M-A Industries, therefore no provision has been recorded in the financial statement.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 18 - Contingent Liabilities and Commitments (cont'd)

         A.       Contingent liabilities (cont'd)

         5.       M-A Industries and its investees (cont'd)

                  b) In 1995, a claim was filed against a subsidiary of M-A Industries and several other defendants, totaling approximately 45 million dollars, by a group that had acquired the rights of two banks which declared bankruptcy. The subsidiary is being sued as the guarantor of debts of agricultural cooperatives that were its former shareholders. The position of the subsidiary is that it was removed from the guarantee agreement under the terms of a subsequent agreement between the bank, the previous shareholders and a subsidiary of the former shareholders. The subsidiary's financial statements include a provision of 1.6 million dollars, based on the possibility of a compromise agreement with the plaintiffs. In the estimation of the subsidiary, based on the opinion of its legal counsel, the provision recorded is sufficient to cover any possible loss from this claim.

                  c) Administrative proceedings, civil actions and other monetary claims of approximately 64 million dollars have been filed against a subsidiary of M-A Industries. Based on the opinion of its legal counsel, the subsidiary's management estimates that the chances of the subsidiary's success in the proceedings and its defense against the above claims and demands are high. The subsidiary believes that the provisions recorded in its financial statements are adequate to cover any possible damage which may result from these claims.

                  d) In April 2005, M-A Industries received notice from an international chemicals company that it had opened international arbitration proceedings against M-A Industries relating to a licensing and supply agreement that was signed in 1998. The amount of the claim according to the notice is 10.6 million dollars. M-A Industries recorded an adequate proper provision in its books, based on the opinion of its legal counsel.

                  f) On the matter of undertakings in securitization transactions and financial covenants in respect of those transaction, see Note 3B4.

         6.       ECI Telecom Ltd. ("ECI")

                  In January 2005, ECI was named one of the defendants in a purported class action complaint filed in the United States against ECtel, certain directors and officers of ECtel, and against ECI. The complaint alleges violations of U.S. Federal Securities laws by ECtel and breach of fiduciary duties by the directors and officers of ECtel, in connection with disclosure of ECtel's financial results, between April 2001 and April 2003. It also alleges that ECI was the controlling shareholder of ECtel during this period and, as such, influenced and controlled the acts and omissions of ECtel. Damages claimed by the plaintiff have not yet been quantified. ECI's management, based on the advice of its legal counsel, believes that the allegations made in the complaint with respect to it are without merit, therefore no provision has been recorded in the financial statements in respect thereof.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 18 - Contingent Liabilities and Commitments (cont'd)

         A.       Contingent liabilities (cont'd)

         7. A number of claims have been filed against the Company and certain investees concerning various matters arising in the normal course of business, including litigation with tax, customs and VAT authorities, which are in various legal proceedings. In the estimation of the managements of these companies, based on the opinions of their legal counsel, the provisions for these claims included in their financial statements, are adequate in light of the circumstances.

         8. On fulfillment of conditions relating to an investment grant - see Note 16A.

         9.       On the indemnity granted to Claridge as advisor - see Note
                  26B(2).

         10.      Stamps duty

                  In Israel, the Stamp Duty on Documents Law, 1961 ("the Law") was applicable to various documents at different rates, depending on the kind of document and the amount stipulated therein, or not stipulated therein. In June 2003, the wording of Section 15.A of the Law was amended, prescribing who is obligated for stamp duty.

                  As of June 2003, the tax authorities notified of their intention to intensify their activities for enforcement of the law.

                  The Company and certain investee companies received requests from the Tax Authorities to produce documents, as well as various notifications to make payment. The law was nullified on December 22, 2005, effective from January 1, 2006. In the estimation of the managements of the Company and the investees, based on the opinions of their legal counsel, the companies are not expected to have material exposure related to the Stamp Duty Law.

         11. The liability of directors and officers in the Company and in investee companies is insured by Clal Insurance Company Ltd., a member of the IDB Group, which is an interested party, in directors and officers (D&O) insurance, subject to the terms of the insurance policy. Additionally, in accordance with a resolution by the general meeting of the Company's shareholders, the Company resolved to indemnify its directors and officers against various events that the insurance does not cover, and in monetary amounts exceeding the insured amounts, all as provided in the said resolution.

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

                  Royalty expenses paid to the Government of Israel in respect of these research and development contracts, are as follows:

                  In the year ended December 31, 2005 - NIS 2,919 thousand.
                  In the year ended December 31, 2004 - NIS 29,758 thousand (mainly M-A Industries). In the year ended December 31, 2003 - NIS 22,902 thousand (mainly M-A Industries).

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 18 - Contingent Liabilities and Commitments (cont'd)

         B.       Commitments (cont'd)

         2. Certain subsidiaries have undertaken to pay royalties at the rate of 3% per year in respect of the incremental export sales, up to the amount financed by the Fund for the Encouragement of Marketing Abroad. Such amounts are linked to the exchange rate of the dollar.

         3. At December 31, 2005, the Company and subsidiaries were not committed for the purchase of fixed assets (31.12.2004 - NIS 22 million).

         4. Certain companies in the Group lease and rent industrial and office premises under long-term contracts. The lease contracts are non-cancelable and in most cases include renewal options. The expenses of these companies were NIS 11 million in 2005, (NIS 43 million in 2004, NIS 50 million in 2003).
                  Future minimum payments under the non-cancelable operating leases and rental fees for the years subsequent to balance sheet date, are as follows:
                                                                    December 31
                                                                           2005
                                                                ----------------
                                                                 (NIS thousands)
                                                                ----------------
                  First year                                              12,235
                  Second year                                              2,704
                  Third year                                               2,577
                  Fourth year                                                151
                  Fifth year and thereafter                                  132
                                                                          17,799
                                                                ================

         5. Koor Corporate Venture Capital's commitment for additional investments in venture capital funds as at December 31, 2005 is approximately 2.3 million dollars.


Note 19 - Convertible Securities of Investee Companies

         Option warrants to employees:

         Certain investees issued options to their employees. Employee entitlement to such options is usually accrued over a number of years from their date of issue, subject to continued employment. The exercise term of the options varies according to the terms of the different plans.


         Convertible debentures and options

         See Note 15B.

         At each reporting date, Koor reviews the probability that the convertible securities will be exercised. If a loss, as a result of dilution, following the convertible securities exercise, is expected, the Company records the loss.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 20 - Share Capital and Stock Options

         A.       Share capital is composed as follows:

                                               December 31, 2005                    December 31, 2004
                                         --------------------------------      --------------------------------
                                            Authorized        Issued and         Authorized         Issued and
                                                              Outstanding                           outstanding
                                         --------------      ------------      ------------      -------------
         Number of shares:
         Ordinary shares, par value
          of NIS 0.001 (1) (3) (4)           83,932,757        16,162,467        83,932,757         16,033,213
                                         ==============      ============      ============      =============
         Deferred shares, par value
          of NIS 0.001  (2)                  15,792,243        15,156,533        15,792,243         15,156,533
                                         ==============      ============      ============      =============

         Amount in nominal NIS:
         Ordinary shares, par value
          of NIS 0.001                           83,933            16,162            83,933             16,033
                                         ==============      ============      ============      =============
         Deferred shares, par value
          of NIS 0.001                           15,792            15,157            15,792             15,157
                                         ==============      ============      ============      =============

         (1) These shares are listed on the Tel Aviv Stock Exchange (TASE). On December 29, 2005, the share price on the TASE was NIS 252.80.

                  The ADS (American Depository Shares) of the Company, each of which represents 0.2 ordinary shares, par value of NIS 0.001 ("Ordinary Shares"), are traded on the New York Stock Exchange
                  (NYSE). The ADS price on the NYSE on December 30, 2005 was
                  10.99 dollars.

         (2) The holders of the deferred shares are entitled to recovery of paid up capital upon liquidation in its nominal amount, after payment of the nominal amount to the holders of the Ordinary Shares. The holders of the deferred shares do not have voting rights, and they are not entitled to participate in a dividend distribution of any kind.

         (3) On the balance sheet date, subsidiaries hold 15,799 Ordinary Shares of Koor. (4) During 2005, options in the employee stock option plans (See C above) were exercised for 129,254 ordinary shares.


         B.       Buy-back of Company shares

         In 2000, the Company purchased 538,592 ordinary shares (approximately 3.4% of the ordinary share capital), at a cost of approximately NIS 219 million. This amount was deducted from the shareholders' equity of the Company.

         On December 31, 2001, the Company purchased 154,637 of its ordinary shares from a subsidiary.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 20 - Share Capital and Stock Options (cont'd)

         B.       Buy-back of Company shares (cont'd)

         On May 27, 2003, a foreign institutional investor (hereinafter - "the Buyer") purchased 500,000 of the aforementioned Company shares. The Purchaser declared that the sale was effected without his requesting or receiving any information from the Company, and undertook not to trade the shares to be purchased within a specified period. The sale was effected on that day in an off-market transaction, at the market price, for total consideration of approximately NIS 43 million. On April 15, 2005, the Company sold to the foreign institutional investor 193,229 shares of the Company it had held, in an off-market transaction for consideration of approximately NIS 50 million.

         As at the balance sheet date, the Company had sold all of its holdings in its shares. The total holdings of subsidiaries in Koor's shares is 15,799 ordinary shares, and the amount deducted from shareholders' equity for the shares held is NIS 6,071 thousand.


         C.       Stock options to senior employees

         1.       1998 and 2000 plans:

                  During 1998 and 2000 stock option plans were approved with the following main points:

                  1. A total framework was approved for the allotment of 800,000 stock options theoretically exercisable for up to 800,000 ordinary shares of the Company.

                  2. The options are designated for Company employees who are not related parties in the Company and will not become related parties in the Company as a result of allotment of the stock options.

                  3. Most of the options allotted under these plans were exercised by the balance sheet date.

                  4.   The balance of options outstanding at December 31, 2005:

                                      Balance of
                                    stock option       Exercise        Exercise
                       Year Plan   not exercised          price            date
                       ---------   -------------      ---------       ---------
                                                            NIS
                                                      ---------

                            1998             670         101.38         06/2006
                            2000           1,734         101.38         06/2007




         2.       2003 Plan:

                  On July 27, 2003, a general meeting of shareholders approved Stock Option Plan 2003, which had been approved previously by the Audit Committee and by the Board of Directors, on May 25, 2003 and June 5, 2003, respectively. The key points of the Plan are:

                  1) A total framework was approved for the allotment of 1,200,000 stock options, theoretically exercisable for up to 1,200,000 ordinary shares of the Company, i.e. about 6.8% of the ordinary shares (fully diluted) of the Company.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 20 - Share Capital and Stock Options (cont'd)

         C.       Stock options to senior employees (cont'd)

                  2) The options allotted to the trustee will be exercised for shares in a quantity reflecting the amount of the financial benefit inherent in the options, according to the Benefit Component Method. Under the terms of the Plan, each stock option is theoretically exercisable for one share, subject to adjustments. However, in practice, offerees who exercise the options will not be allotted the full quantity of shares underlying each option, but only shares which reflect the amount of the financial benefit inherent in their option, computed on the date of exercise. Accordingly, the exercise price of each stock option is intended only for computation of the benefit component.

                  3) The exercise price of every option will be NIS 96 linked to the CPI, unless the Company decides to prescribe a higher exercise price for options that will be allotted on dates subsequent to the approval date of the plan.

                  4) The options are designated for Company employees who are not related parties in the Company and will not become related parties in the Company as a result of allotment of the stock options. In any event, the total number of offerees under Plan 2003 will not exceed 35 offerees.

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

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 20 - Share Capital and Stock Options (cont'd)

         C.     Stock options to senior employees (cont'd)

                9)   The balance of options outstanding as at December 31, 2005:

                                     Balance of
                                   stock option       Exercise       Exercise
                                  not exercised          price           date
                                  -------------   ------------     -----------
                                                           NIS
                                                  ------------

                                        722,648          96.00       12/2010
                                         20,000         175.95       12/2010
                                         50,000         186.20       12/2010

                                         40,000         200.00       12/2010
                                         10,000         209.69       12/2010
                                         10,000         225.00       12/2010
                                  -------------
                                        852,648
                                  =============


         3. Changes in the options in respect of all stock option plans during 2005:

                                  1997 Plan         1998 Plan          2000 Plan         2003 Plan             Total
                                  ---------         ---------          ---------         ---------        ---------
         Balance as at
          beginning of year          5,519            53,263             31,734           939,450         1,029,966
         Granted                         -                 -                  -            60,000            60,000
         Exercised                  (5,519)          (52,593)           (30,000)         (146,802)        *(234,914)
                                  =========         =========          =========         =========        =========

         Balance as at end
          of the year                    -               670              1,734           852,648           855,052
                                  =========         =========          =========         =========        =========

         * Because of the "Benefit Component Method", a total of 129,254 ordinary shares of the Company were issued.


         D.     Option warrants to institutional investors

                In the framework of a private placement to Israeli institutional investors, as described in Note 15B(1), 800,000 option warrants were issued on April 10, 2005. Each option warrant is exercisable until April 30, 2010 into one share of the Company of a par value of NIS 0.001 for an exercise price of NIS 300 linked to the CPI. The Company intends to register the underlying shares for trading on the Tel Aviv Stock Exchange.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 21 - Financial Instruments and Linkage Terms of Monetary Balances

         A.       Derivative financial instruments

         The Company has entered into forward transactions, in order to reduce the overall exposure of its CPI-linked debt. As at December 31, 2005, the Company had open CPI-NIS forward contracts in the amount of NIS 200 million.

         Furthermore, the Company entered into an interest rate swap (IRS) in the amount of 50 million dollars, in order to reduce its exposure to fluctuations in interest rates. In the transaction, variable interest was exchanged for fixed interest.

         B.       Fair value of financial instruments:

         The carrying amounts of cash and cash equivalents, short-term investment, trade receivables, other accounts receivable, credits from banks and others, trade payables and other accounts payable, debentures and convertible debentures derivatives and other financial instruments is approximate or similar to at their fair value. With respect to the market value of certain affiliated and other companies whose shares are traded on the stock exchange, see Notes 8A(2) and 9.

         C.       Credit risk of trade receivables:

                                                                   NIS millions
                                                                   ------------

         Condensed data of credit risk of trade
          receivables as at December 31, 2005:
         Receivables insured by credit card companies                         3
         Receivables - Government authorities                                 3
         Other receivables, including checks and c
           redit card companies                                              91
                                                                   ------------
         Total (including non-current receivables)                           97
                                                                   ============


         In Management's opinion, the financial statements include suitable provisions in respect of exposure to doubtful debts.

         The exposure to credit risks relating to trade receivables is limited, due to the relatively large number of customers.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 21 - Financial Instruments and Linkage Terms of Monetary Balances (cont'd)

         F.       Linkage terms of monetary balances:

         (1)      Consolidated

                                                                               December 31, 2005
                                                 ---------------------------------------------------------------------------------
                                                     In foreign          Linked         Unlinked           Total       In foreign
                                                    currency or          to the                                       currency or
                                                 linked thereto             CPI                                    linked thereto
                                                 --------------        --------         --------         -------   --------------
                                                                                  NIS thousands

         Assets
         Cash and cash equivalents                       33,725               -          285,073         318,798          229,946
         Short-term deposits and investments             91,549         186,931          106,890         385,370           86,387
         Trade receivables                               52,337           1,285           39,922          93,544        1,640,819
         Other accounts receivable                       36,412             275           35,911          72,598          170,572
         Other investment and receivables                95,587          28,594              100         124,281          119,680
                                                        -------         -------          -------         -------        ---------

                                                        309,610         217,085          467,896         994,591        2,247,404
                                                        =======         =======          =======         =======        =========
         Liabilities
         Credits from banks and others
          (not including current maturities
          of long-term liabilities)                      27,618               -           24,244          51,862          689,956
         Trade payables                                  48,263               -           43,343          91,606        1,347,165
         Other accounts payable                          53,531           8,086          117,245         178,862          687,826
         Long-term loans and debentures
          (including current maturities)                215,645       1,788,770          216,000       2,220,415        1,712,562
                                                        -------         -------          -------         -------        ---------
                                                        345,057       1,796,856          400,832       2,542,745        4,437,509
                                                        =======       =========          =======       =========        =========


                                                         December 31, 2004
                                                 -------------------------------------------------
                                                           Linked        Unlinked            Total
                                                           to the
                                                              CPI
                                                         --------        --------          -------
                                                           NIS thousands
                                                 -------------------------------------------------
         Assets
         Cash and cash equivalents                              -          61,353          291,299
         Short-term deposits and investments              100,790          85,330          272,507
         Trade receivables                                  1,531         121,211        1,763,561
         Other accounts receivable                         17,211          99,585          287,368
         Other investment and receivables                  58,562          10,346          188,588
                                                          -------         -------        ---------

                                                          178,094         377,825        2,803,323
                                                          =======         =======        =========
         Liabilities
         Credits from banks and others
          (not including current maturities
          of long-term liabilities)                             -         331,044        1,021,000
         Trade payables                                         -         227,942        1,575,107
         Other accounts payable                            39,648         328,691        1,056,165
         Long-term loans and debentures
          (including current maturities)                1,368,683         685,471        3,766,716
                                                        ---------       ---------        ---------
                                                        1,408,331       1,573,148        7,418,988
                                                        =========       =========        =========

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 21 - Financial Instruments and Linkage Terms of Monetary Balances (cont'd)


         F.       Linkage terms of monetary balances (cont'd):

         (2)      Company

                                                                       December 31, 2005
                                                 ---------------------------------------------------------------------------------
                                                     In foreign          Linked         Unlinked           Total       In foreign
                                                    currency or          to the                                       currency or
                                                 linked thereto             CPI                                    linked thereto
                                                 --------------      ----------       ----------       ---------   --------------
                                                                         NIS thousands
                                                 ---------------------------------------------------------------------------------

         Assets
         ------
         Cash and cash equivalents                         740               -          266,222         266,962            2,547
         Short-term deposits and
          investments                                   79,995         179,358           82,172         341,525           51,909
         Other receivables                               2,865               -           12,573          15,438            1,121
         Short term loans to
          investee companies                                 -          37,212                -          37,212                -
         Other investments and receivables                 114               -                -             114              107
         Investments and other long-term
          receivables:
         Investee companies (including
          current maturities of loans)                     640          52,854        1,189,604       1,243,098           43,364
                                                  ------------      ----------       ----------       ----------     ------------
                                                        84,354         269,424        1,550,571        1,904,349           99,048
                                                  ============      ==========       ==========       ==========     ===========
         Liabilities
         -----------
         Credits from banks and others
          (not including current maturities
          of long-term liabilities)                           -               -            7,290           7,290          166,427
         Trade payables                                      10               -            1,213           1,223               43
         Other accounts payable                          12,837           5,955           76,795          95,587           18,864
         Long-term liabilities (including
          current maturities of loans)                    9,270       1,601,054            6,713       1,617,037          102,829
                                                  ------------      ----------       ----------       ----------     ------------
                                                         22,117       1,607,009           92,011       1,721,137          288,163
                                                   ============      ==========       ==========       ==========     ===========


                                                             December 31, 2004
                                                 ------------------------------------------
                                                    Linked        Unlinked            Total
                                                    to the
                                                       CPI
                                                 ---------      ----------        ---------
                                                              NIS thousands

         Assets
         ------
         Cash and cash equivalents                       -          27,118           29,665
         Short-term deposits and
          investments                               80,235          66,867          199,011
         Other receivables                               -          14,869           15,990
         Short term loans to
          investee companies                        12,548               -           12,548
         Other investments and receivables          32,028               -           32,135
         Investments and other long-term
          receivables:
         Investee companies (including
          current maturities of loans)              50,711       1,255,315        1,349,390
                                                 ---------      ----------        ---------
                                                   175,522       1,364,169        1,638,739
                                                 =========      ==========        =========
         Liabilities
         -----------
         Credits from banks and others
          (not including current maturities
          of long-term liabilities)                      -          15,025          181,452
         Trade payables                                  -             340              383
         Other accounts payable                     17,143          27,436           63,443
         Long-term liabilities (including
          current maturities of loans)           1,296,014         645,125        2,043,968
                                                 ---------         -------        ---------
                                                 1,313,157         687,926        2,289,246
                                                 =========       =========        =========

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 22 - Liens and Guarantees

         A. In order to secure some liabilities, certain subsidiaries have mortgaged their real estate and have placed fixed charges on plant, equipment and bank deposits, as well as floating charges on all of their assets. In addition, pledged a portion of their shares in investee companies.

                  For additional information regarding assets pledged relating to fixed asset investment grants, see Note 10A(2)


         B.       The balances of secured liabilities are as follows:

                                                                                                Consolidated
                                                                                      ---------------------------------
                                                                                                December 31
                                                                                      ---------------------------------
                                                                                                 2005              2004
                                                                                      ----------------    --------------
                                                                                                NIS thousands
                  Credit from banks                                                             16,433           333,113
                  Loans from banks and others and debentures (including
                   current maturities), see Note 15, and also C below                          539,034         2,017,912
                                                                                      ----------------    --------------
                                                                                               555,467         2,351,025
                                                                                      ----------------    --------------



         C. Guarantees to banks and others for loans and for assuring credit lines and other guarantees given by the Company in favor of:

                                                            Consolidated                         Consolidated
                                                    -------------------------------      -------------------------------
                                                            December 31                          December 31
                                                    -------------------------------      -------------------------------
                                                             2005              2004               2005              2004
                                                    --------------     ------------      --------------    --------------
                                                            NIS thousands                        NIS thousands
                                                    -------------------------------      -------------------------------

                  Subsidiaries (1)                         260,794           240,151           260,794            240,151
                  Others                                    13,640            31,232                40                150
                                                   ---------------    -------------      --------------     -------------
                                                           274,434           271,383           260,834            240,301
                                                   ===============    ==============     ==============     ==============


         (1)      Includes NIS 132 million (NIS 125 million in 2004) that Koor granted to Bezeq in connection with Bezeq's agreement to transfer ownership of the public switching activities to a third party. (See Note 18A(1)(a))

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 23 - Data concerning Items in Statements of Operations

         A.       Revenues from sales and services, net - Consolidated:

                                                                                        Year ended December 31
                                                                                --------------------------------------------
                                                                                      2005            2004              2003
                                                                                ----------      ----------        ----------
                                                                                              NIS thousands
         Local:
         ------
         Industrial operations                                                   24,580            266,785           239,219
         Trading operations                                                     291,309            504,676           245,095

         Abroad:
         -------
         Industrial operations - export and
          international operations                                              427,853          6,446,300         5,165,766
         Trading operations                                                     244,640            789,852           688,546
                                                                                -------          ---------         ---------
         Total *                                                                988,382          8,007,613         6,338,626
                                                                                =======          =========         =========

         B.       Cost of sales and services - consolidated:
                                                                                        Year ended December 31
                                                                                --------------------------------------------
                                                                                      2005            2004              2003
                                                                                ----------      ----------        ----------
                                                                                              NIS thousands
         Industrial operations:
         ----------------------

         Materials                                                              248,829          3,320,256         2,235,687
         Labor                                                                   96,522            428,622           397,269
         Subcontracted work                                                       7,146             41,640            49,725
         Depreciation and amortization                                           11,908            146,204           147,683
         Research and development expenses, net (*)                                 924            215,953           224,768
         Other                                                                   29,360            525,788           404,285
                                                                                -------          ---------         ---------
                                                                                394,689          4,678,463         3,459,417
         Less - expenses charged to fixed assets                                      -              3,949             4,208
                                                                                -------          ---------         ---------
                                                                                394,689          4,674,514         3,455,209
         (Decrease) increase in inventory of goods and
          work in process                                                        (2,660)           (16,506)            3,105
                                                                                -------          ---------         ---------
                                                                                392,029          4,658,008         3,458,314
         Increase in inventory of finished goods                                (13,335)          (175,467)          (20,547)
                                                                                -------          ---------         ---------
                                                                                378,694          4,482,541         3,437,767
                                                                                -------          ---------         ---------
         Trading operations:
         -------------------

         Merchandise                                                             26,362            438,594           471,310
         Labor                                                                   63,311             55,394            93,235
         Depreciation                                                            25,365             26,155            26,873
         Others                                                                 307,925            274,931           200,099
                                                                                -------          ---------         ---------
                                                                                422,963            795,074           791,517
                                                                                -------          ---------         ---------
                                                                                801,657          5,277,615         4,229,284
                                                                                =======          =========         =========
         (*)  Net of grants and participations that were
              received and royalties that were paid                                924              8,219            (8,446)
                                                                                =======          =========         =========

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 23 - Data to Items in Statements of Operations (cont'd)

C.       Selling and marketing expenses - consolidated:

                                                       Year ended December 31
                                               --------------------------------------------
                                                     2005            2004              2003
                                               ----------      ----------        ----------
                                                             NIS thousands

         Salaries                                  34,218         282,044           203,345
         Commissions                               16,462         149,584           138,024
         Advertising expenses                       9,707          36,135            21,224
         Depreciation and amortization                596         112,093            95,455
         Other                                     28,163         486,208           376,985
                                               ----------      ----------        ----------

                                                   89,146       1,066,064           835,033
                                               ==========      ==========        ==========


         D.       General and administrative expenses:

                                             Consolidated                                    Company
                                  -------------------------------------------  -----------------------------------------
                                        Year ended December 31                        Year ended December 31
                                  -------------------------------------------  -----------------------------------------
                                     2005            2004            2003         2005            2004             2003
                                  -------         -------         -------        ------          ------          ------
                                            NIS thousands                                 NIS thousands
                                  -------------------------------------------  -----------------------------------------
         Salaries                  72,240         190,086         171,067        27,187          22,399          17,325
         Bad and
          doubtful debts            3,733          54,766          36,061             -               -               -
         Depreciation and
          amortization              4,638          22,542          22,374         1,283           1,262           1,342
         Other                     83,353         192,951         154,939        28,825          22,987          22,497
                                  -------         -------         -------        ------          ------          ------

                                  163,964         460,345         384,441        57,295          46,648          41,164
                                  =======         =======         =======        ======          ======          ======

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 23 - Data to Items in Statements of Operations (cont'd)

         E.       Financing expenses, net:

                                                Consolidated                                    Company
                                     -------------------------------------------  -----------------------------------------
                                           Year ended December 31                        Year ended December 31
                                     -------------------------------------------  -----------------------------------------
                                        2005            2004            2003         2005            2004             2003
                                     -------         -------         -------        ------          ------          ------
                                               NIS thousands                                 NIS thousands
                                     -------------------------------------------  -----------------------------------------
         In respect of
          convertible
          debentures                       -          18,942          15,319              -               -             612
         In respect of
          debentures                  26,512               -               -         26,512               -               -
         In respect of
          long-term loans            155,387         199,326         141,078        122,391         111,396          94,641
         In respect of
          short-term loans
          and credit                  36,660          77,298         181,423         23,800          10,756          (2,458)
         Amortization of
          capital raising
          expenses                         -          4,334            2,106              -               -               -
         Gains from
          marketable
          securities, net            (27,545)        (22,393)        (68,757)       (25,540)       (18,568)         (61,974)
         Interest
          capitalized to
          fixed assets and
          work in process                  -               -            (305)             -               -               -
         Expenses
          (income) from
          balance with
          investees, net                   -               -               -           (302)          1,430          (2,833)
         Expenses
          (income) from
          deposits and
          others, net                 (8,057)         (5,423)        (34,376)        (2,025)          5,792           7,120
                                     -------         -------         -------        -------         -------          ------
                                     182,957         272,084         236,488        144,836         110,806          35,108
                                     =======         =======         =======        =======         =======          ======

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 23 - Data to Items in Statements of Operations (cont'd)

         F.     Other income (expenses), net

                                                                              Year ended December 31
                                                                    --------------------------------------------
                                                                       2005               2004               2003
                                                                    -------            -------          --------
                                                                                  NIS thousands

         1.     Consolidated:

         Sale of investments and activities in investees
          (including changes in rates of holding)                   308,025            223,095            22,211
         Expenses relating to the termination of activities
          and sale and write-down of assets, net                    (68,746)           (73,523)         (107,031)
         Supplemental severance pay and pensions                    (38,531)           (45,356)            8,329
         Management services - affiliated companies                  13,820                455               293
         Securitization costs (see Note 3B(4))                            -            (27,783)          (16,112)
         Compensation for damages                                         -                  -             3,017
         Amortization of goodwill                                      (507)          (131,934)         (113,545)
         Miscellaneous, net                                           9,144            (17,346)            8,599
                                                                    -------            -------          --------

                                                                    223,205            (72,392)         (194,239)
                                                                    =======            =======          ========


                                                                              Year ended December 31
                                                                    --------------------------------------------
                                                                       2005               2004               2003
                                                                    -------            -------          --------
                                                                                  NIS thousands
         2.     Company:

         Profit from sale of investments in
          investee companies                                         424,261            212,024             7,039
         Write-down in value of long-term assets                           -                  -           (12,382)
         Rental income, net*                                           7,202              8,135             7,216
         Capital gain from sale of fixed assets                           (7)                  -              (96)
         Dividend                                                     10,389              4,701                 -
         Miscellaneous, net                                           (3,712)            10,099             3,914
                                                                     -------            -------          --------

                                                                     438,133            234,959             5,691
                                                                     =======            =======          ========

         *  Depreciation included in the item                            760                760               668
                                                                     =======            =======          ========

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 23 - Supplementary Data to Items in Statements of Operations (cont'd)


         G. Koor's equity in the operating results of investee companies, net

         1.     Consolidated:
                                                                     Year ended December 31
                                                           --------------------------------------------
                                                              2005               2004               2003
                                                           -------            -------          --------
                                                                          NIS thousands

         Affiliated companies, net                         430,492            (10,779)         (110,955)
         Amortization of goodwill                          (66,957)           (24,281)           (5,774)
                                                           -------            -------          --------
                                                           363,535            (35,060)         (116,729)
                                                           =======            =======          ========


         2.     Company:
                                                                     Year ended December 31
                                                           --------------------------------------------
                                                              2005               2004               2003
                                                           -------            -------          --------
                                                                          NIS thousands

         Equity of Koor in operating results               195,115             57,192            51,709
         Amortization of goodwill                          (60,499)           (30,992)          (15,439)
                                                           -------            -------          --------

         Total*                                            134,616             26,200            36,270
                                                           =======            =======          ========

         Dividend received/proposed                         22,019             74,201            23,043
                                                           =======            =======          ========



         *Composition:                                                Year ended December 31
                                                           --------------------------------------------
                                                              2005               2004               2003
                                                           -------            -------          --------
                                                                          NIS thousands

         Subsidiaries                                      260,441            122,172           151,053
         Proportionately consolidated companies            (75,199)           (61,114)                -
         Affiliates                                        (50,629)           (34,858)         (114,783)
                                                           -------            -------          --------

                                                           134,616             26,200            36,270
                                                           =======            =======          ========

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 23 - Supplementary Data to Items in Statements of Operations (cont'd)


         H. Income (expenses) from investee companies and their participation in expenses - Company

                                                                  Year ended December 31
                                --------------------------------------------------------------------------------------------
                                            2005                           2004                            2003
                                ------------------------------  -----------------------------  ------------------------------
                                 Consolidated      Affiliated    Consolidated     Affiliated    Consolidated      Affiliated
                                    companies       companies       companies      companies       companies       companies
                                -------------   --------------  --------------  -------------  --------------  --------------
                                                                       NIS thousands
                                --------------------------------------------------------------------------------------------
         Income from
          management
          services                     2,057          17,967          22,334              -          25,006               -
                                =============   ==============  ==============  =============  ==============  ==============

         Administrative
          expenses -
         Salary and other
          administrative
          expenses                     2,751               -           1,457              -           1,679               -
                                =============   ==============  ==============  =============  ==============  ==============

         Financing
          income
          (expenses), net               (302)              -           1,430              -          (2,828)             (5)
                                =============   ==============  ==============  =============  ==============  ==============

         Rental income,
          net                              -           7,200              -               -               -               -
                                =============   ==============  ==============  =============  ==============  ==============

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 24 - Discontinued Operations

         1. On November 30, 2005 the closing of the transactions for the sale of Elisra to Elbit took place, in accordance with the agreements from July 6, 2005. See Note 3D.

         Following are the assets and liabilities relating to the discontinued operations:

                                                                         Year ended December 31
                                                                       -------------------------------
                                                                                2005            2004
                                                                       -------------     -------------
                                                                       NIS thousands     NIS thousands
                                                                       -------------     -------------
         Assets related to discontinued operations:
         Cash and cash equivalents                                                -           297,507
         Short-term deposits and investments                                      -            39,660
         Trade receivables                                                        -           364,991
         Other accounts receivable                                                -            36,762
         Inventories and work in progress,
          net of customer advances                                                -           123,255
         Other long-term investments and receivables                              -           111,508
         Fixed assets, net                                                        -           108,306
         Intangible assets, deferred tax assets and deferred expenses             -            27,660
                                                                       -------------     -------------

         Total assets                                                             -         1,109,649
                                                                       =============     =============

         Liabilities related to discontinued operations:
         Credit from banks and others                                             -            75,880
         Trade and other payables                                                 -           323,935
         Customer advances                                                        -           180,807
         Bank loans, net of current maturities                                    -            60,312
         Customer advances, net of costs incurred on projects                     -           142,164
         Deferred taxes                                                           -             6,284
         Liability for employee severance benefits, net                           -            43,309
         Minority interest                                                        -            83,689
                                                                       -------------     -------------

                                                                                  -           916,380
                                                                       =============     =============

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 24 - Discontinued Operations (cont'd)

         1.       (cont'd)

         Following are the results of operations of the discontinued operations, as included in the financial statements for the year ended December 31:

                                                                         2005               2004              2003
                                                                -------------      -------------     -------------
                                                                NIS thousands      NIS thousands     NIS thousands
                                                                -------------      -------------     -------------
         Revenues and earnings
         Revenue from sales and services                             969,235          1,109,524         1,255,490
         Other income, net                                           142,734                  -                 -
                                                                -------------      -------------     -------------
                                                                   1,111,969          1,109,524         1,255,490

         Costs and losses
         Cost of sales and services                                  894,249            940,111         1,096,978
         Selling and marketing expenses                               91,817             85,454            91,431
         General and administrative expenses                          50,996             55,795            68,253
         Koor Group's equity in the operating results of                   -                  -               130
         Finance expenses, net                                         3,271               (675)           (6,452)
         Other expenses, net                                               -             12,265            27,614
                                                                -------------      -------------     -------------
                                                                   1,040,333          1,092,950         1,277,954
                                                                -------------      -------------     -------------

         Earnings before income tax                                   71,636             16,574           (22,464)
         Income tax                                                  (15,874)            (9,485)           10,069
                                                                -------------      -------------     -------------
                                                                      55,762              7,089           (12,395)

         Minority interest in subsidiaries' results, net              44,116             (1,821)            4,290
                                                                -------------      -------------     -------------

         Net earnings for the year                                    99,879              5,268            (8,105)
                                                                =============      =============     =============


         2.       Koor Trade Ltd.

         In 2005, the Board of Directors of the Group granted the Group's management the authority to sell the Group's entire holding in Koor Trade Ltd. The management is of the opinion that the closing of the transaction will take place during 2006. Therefore the activities of Koor Trade have been classified as discontinued operations. The Company recorded a provision in the amount of approximately NIS 20 million for impairment in value of its investment in Koor Trade, based on indicators relating to the fair value of the investment, including a valuation by an external valuation expert.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 24 - Discontinued Operations (cont'd)

         2.       Koor Trade Ltd. (cont'd)

         Following are the assets and liabilities relating to the discontinued operation as at December 31:

                                                                        2005              2004
                                                               -------------     -------------
                                                               NIS thousands     NIS thousands
                                                               -------------     -------------
         Assets related to discontinued operation:
         Cash and cash equivalents                                    30,379            28,504
         Short-term deposits and investments                           4,713             4,671
         Trade receivables                                            52,233            48,910
         Other accounts receivable                                    32,348             5,259
         Inventories                                                  19,516            12,971
         Investments in affiliates                                    18,530            48,899
         Other long-term investments and receivables                  26,546                 -
         Fixed assets, net                                             6,989             5,555
         Intangible assets, deferred tax assets
          and deferred expenses, net                                   7,562            8,584
                                                               -------------     -------------

                                                                     198,816           163,353
                                                               =============     =============

         Liabilities related to discontinued operation:
         Credit from banks and others                                  9,629             5,376
         Trade and other payables                                    147,884            56,589
         Customer advances                                                55             2,458
         Other loans, net of current maturities                          156             3,380
         Liability for employee severance
          benefits, net                                                1,645             1,318
         Minority interest                                               679               369
                                                               -------------     -------------

                                                                     160,048            69,490
                                                               =============     =============

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 24 - Discontinued Operations (cont'd)

         2.       Koor Trade Ltd. (cont'd)

         Following are the results of operations of the discontinued operations, as included in the financial statements, for the year ended December 31:

                                                                        2005               2004              2003
                                                               -------------      -------------     -------------
                                                               NIS thousands      NIS thousands     NIS thousands
                                                               -------------      -------------     -------------
         Revenues and earnings
         Revenue from sales and services                            157,171             111,536           96,314
         Group's equity in the operating results
          of affiliates, net                                        (33,674)              7,373             3,036
         Other income                                                     -               5,898             2,132
                                                               -------------      -------------     -------------
                                                                    123,497             124,807           101,482
                                                                -------------      -------------     -------------
         Costs and losses
         Cost of sales and services                                 110,160              69,953            66,682
                                                               -------------      -------------     -------------
         Selling and marketing expenses                              28,827              20,686            13,993
         General and administrative expenses                         11,524               9,864             8,050
         Other expenses                                              18,068                  -                 -
         Finance expenses, net                                        1,409                (47)           (1,836)
                                                               -------------      -------------     -------------
                                                                    169,988             100,456            86,889
                                                               -------------      -------------     -------------

         Earnings before income tax                                 (46,491)             24,351           14,593
         Income tax                                                  (2,855)            (5,285)           (1,588)
                                                               -------------      -------------     -------------
                                                                    (49,346)             19,066            13,005
         Minority interest in subsidiaries' results, net               (151)              (146)              (91)
                                                               -------------      -------------     -------------

         Net earnings (loss) for the year                           (49,497)             18,920            12,914
                                                               =============      =============     =============

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 25 - Business Segments

         A.       The Koor Group operates in the following business segments:

                  Most of the Group's telecommunication activities are focused in two companies - Telrad Networks Ltd., which develops and markets telecom products and provides end-user solutions and appears as an affiliated company as of the end of the second quarter of 2005, and ECI Telecom Ltd., an affiliated company, that provides solutions for broadband access networks and transmission optical networks. In addition, the telecommunications segment includes a number of subsidiaries that develop and market equipment in the fields of microwave and cellular communications.

                  The Group's agrochemical activities are carried out through M-A Industries considered one of the world's foremost manufacturer of generic crop protection solutions. M-A Industries produces a full range of products, including insecticides, fungicides and herbicides, as well as plant growth regulators. In addition, the M-A Industries is engaged in specialty aroma chemicals and other different kinds of chemicals. As of 2005, M-A Industries is included in the financial statements according to the equity method.

                  Activities in venture capital investments are carried out through the Koor Corporate Venture Capital partnership, which invests in high-tech companies and venture capital funds with high growth potential. Most of the investments are in the fields of communication and life sciences.

                  The Group's tourism activities are conducted primarily by Sheraton Moriah, which holds the Sheraton Hotel chain in Israel, Isram, a group tour operator that operates worldwide and Knafayim-Arkia (an affiliated company until the third quarter of 2004) which holds 40% of the EL-AL airline company and provides aviation and holiday services and leases aircrafts to other companies.


         B. Segment sales include products sold and services rendered to unrelated customers, which are not part of the group.

                  Inter-industry segment sales are immaterial and are based primarily on prices determined in the ordinary course of business. Accordingly, these sales are not presented separately. Segment operating earnings include all costs and expenses directly related to the relevant segment and for those that benefit more than one segment, are charged on a proportionate basis. Identifiable assets and liabilities by industry segments are those that are used by Koor in its activities in each segment.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 25 - Business Segments (cont'd)

         C. Data regarding business segments of the Koor Group - consolidated:

                                                                   Year ended December 31
                                 -------------------------------------------------------------------------------------------
                                             2005                          2004                            2003
                                 ----------------------------   ----------------------------   -----------------------------
                                 NIS thousands              %   NIS thousands              %   NIS thousands              %
                                 -------------     ----------   -------------     ----------   -------------     ----------

         Revenues and
          earnings

         Telecommunication*            452,433           45.77       671,531             8.39       827,001            13.05
         Agro-chemicals                      -               -     6,895,238            86.11     5,191,913            81.91
         Tourism                       526,194           53.24       430,280             5.37       309,264             4.88
         Others                          9,755            0.99        10,564             0.13        10,448             0.16
                                       -------          ------     ---------           ------     ---------           ------

         Total                         988,382          100.00     8,007,613           100.00     6,338,626           100.00
                                       =======          ======     =========           ======     =========           ======

         * Including sales
          to major customer            180,130                       586,114                        753,863
                                       =======                     =========                      =========

                                                                   Year ended December 31
                                 -------------------------------------------------------------------------------------------
                                             2005                          2004                            2003
                                 ----------------------------   ----------------------------   -----------------------------
                                 NIS thousands              %   NIS thousands              %   NIS thousands              %
                                 -------------     ----------   -------------     ----------   -------------     ----------

         Earnings before
          income tax

         Telecommunication             (30,613)         (5.41)       (110,617)         (9.85)      ( 56,638)         (9.16)
         Defense electronics            56,180           9.93         (20,000)         (1.78)             -              -

         Agro-chemicals                559,093          98.81       1,263,541         112.53        789,213         127.61
         Venture capital
          investments                  (41,472)         (7.33)        (43,327)         (3.86)       (71,499)        (11.56)
         Tourism                        27,646           4.89          36,651           3.26        (45,024)         (7.28)
         Others                         (5,006)         (0.89)         (3,414)         (0.30)         2,433           0.39
                                       -------          ------     ---------           ------     ---------           ------

         Total                         565,828         100.00       1,122,834         100.00        618,485         100.00
                                       =======         ======       =========         ======        =======         ======

         Joint general
          expenses                     (45,473)                       (26,697)                      (39,585)
         Financing
          expenses, net               (182,957)                      (272,084)                     (236,488)
                                       -------                      ---------                     ---------

         Earnings before
          income tax                   337,398                        824,053                      342,412
                                       =======                      =========                    =========

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 25 - Business Segments (cont'd)

         C. Data regarding business segments of the Koor Group (cont'd):

         The Koor Group's equity in the results of investee companies, net:

                                                                   Year ended December 31
                                 -------------------------------------------------------------------------------------------
                                             2005                          2004                            2003
                                 ----------------------------   ----------------------------   -----------------------------
                                 NIS thousands              %   NIS thousands              %   NIS thousands              %
                                 -------------     ----------   -------------     ----------   -------------     -----------
         Telecommunications             29,954          8.24         (15,919)         (45.40)       (101,795)        (87.21)
         Defense
          electronic                   (23,288)        (6.40)        (20,000)         (57.05)              -              -
         Agro-chemicals                360,469         99.16               -               -               -              -
         Venture capital
          investments                    (755)         (0.21)           (329)          (0.94)           (329)         (0.28)
         Tourism                       (1,769)         (0.49)         (1,148)          (3.27)        (12,407)        (10.63)
         Others                        (1,076)         (0.30)          2,336            6.66          (2,198)         (1.88)
                                 -------------     ----------   -------------     ----------   -------------     -----------

                                       363,535        100.00         (35,060)        (100.00)       (116,729)       (100.00)
                                 =============     ==========   =============     ===========   =============    ===========

                                                                    December 31
                                              -----------------------------------------------------------
                                                                2005                          2004
                                              ----------------------------   ----------------------------
                                              NIS thousands              %   NIS thousands              %
                                              -------------     ----------   -------------     ----------
         Identifiable assets
         Telecommunications                         175,618          14.51         590,591           5.93
         Agro-chemicals                                   -              -       8,242,246          82.72
         Venture capital investments                121,444          10.04         175,818           1.76
         Tourism                                    802,569          66.32         761,147           7.64
         Others                                     110,508           9.13         194,233           1.95
                                                  ---------         ------       ---------         ------

         Total                                    1,210,139         100.00       9,964,035         100.00
                                                                    ======                         ======

         Joint assets                             1,215,288                        566,056
         Affiliated companies*                    2,668,193                      1,326,261
         Assets relating to discontinued
          operations                                198,816                      1,273,002
                                                  ---------                      ---------

                                                  5,292,436                     13,129,354
                                                  =========                     ==========


         *Investments in affiliated companies are as follows:

         Telecommunications                         906,237                        738,782
         Defense electronics                              -                        602,134
         Agro -chemicals                          1,690,397                              -
         Tourism and others                          71,559                        (14,655)
                                                  ---------                      ---------

                                                  2,668,193                      1,326,261
                                                  =========                     ==========

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 25 - Business Segments (cont'd)


         C.       Data regarding business segments of the Koor Group (cont'd):

                                                                    December 31
                                              -----------------------------------------------------------
                                                                2005                          2004
                                              ----------------------------   ----------------------------
                                              NIS thousands              %   NIS thousands              %
                                              -------------     ----------   -------------     ----------
         Identifiable liabilities

         Telecommunications                          91,124          41.87         260,177         10.37
         Agro-chemicals                                   -              -       2,089,083         83.30
         Tourism                                    116,128          53.37          79,099          3.16
         Others                                      10,363           4.76          79,532          3.17
                                                  ---------         ------       ---------         ------

         Total segments                             217,615         100.00       2,507,891        100.00
                                                                    ======                         ======

         Joint liabilities                           54,908                         49,515


         Financing commitments                    2,272,277                      4,562,611

         Others                                      48,252                        513,634

         Liabilities relating to discontinued
          operations                                159,369                        901,812
                                                  ---------         ------       ---------         ------

                                                  2,752,421                      8,535,463
                                                  =========                     ==========

                                                                   Year ended December 31
                                 ---------------------------------------------------------------------------------------
                                             2005                          2004                           2003
                                 ----------------------------   ----------------------------  --------------------------
                                 NIS thousands              %   NIS thousands              %  NIS thousands            %
                                 -------------     ----------   -------------     ----------  -------------    ---------
         Capital
          investments:
         Telecommunications              7,529        28.00         21,825            2.56         7,449            2.56
         Agro-chemicals                      -            -        816,287           95.44       277,195           95.44
         Tourism                        19,125        71.11         12,735            1.63         4,722            1.63
         Others                            239         0.89            148            0.37         1,061            0.37
                                        ------       ------        -------          ------       -------          ------

         Total segments                 26,893       100.00        850,995          100.00       290,427          100.00
                                                     ======                         ======                        ======

         Corporate assets                  177                         423                           392
                                       -------                   ---------                     ---------

                                        27,070                     851,418                       290,819
                                       =======                   =========                     =========

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 25 - Business Segments (cont'd)

         C.       Data regarding business segments of the Koor Group (cont'd):

                                                                   Year ended December 31
                                 ---------------------------------------------------------------------------------------
                                             2005                          2004                           2003
                                 ----------------------------   ----------------------------  --------------------------
                                 NIS thousands              %   NIS thousands              %  NIS thousands            %
                                 -------------     ----------   -------------     ----------  -------------    ---------
         Depreciation and
          amortization:
         Telecommunications             13,243        32.33         32,281            7.58         45,055          11.28
         Agro-chemicals                    -            -        364,995           85.74          318,492          79.71
         Tourism                        27,721        67.67         28,416            6.68         35,822           8.97
         Others                            -            -             17              -               193           0.04
                                        ------       ------        -------          ------       -------          ------
         Total segments                 40,964       100.00        425,709          100.00        399,562         100.00
                                                     ======                         ======                        ======
         Corporate assets                1,956                       1,183                        13,050
                                        ------                     -------                        -------

                                        42,920                     426,892                        412,612
                                       =======                   =========                      =========


         D. Revenues from sales and services by geographic destinations according to customer location

                                              Year ended December 31
                                   -----------------------------------------
                                       2005            2004             2003
                                  ---------       ---------        ---------
                                               NIS thousands

         North America              517,875       1,443,596        1,032,421
         Europe                     109,872       3,062,793        2,357,259
         South America               11,950       1,946,416        1,565,019
         Asia and Australia          17,527         566,494          614,054
         Africa                      15,269         216,853          285,559
         Israel                     315,889         771,461          484,314
                                  ---------       ---------        ---------

                                    988,382       8,007,613        6,338,626
                                  =========       =========        =========

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 26 - Transactions and Balances with Related Parties

         A. The following are details of interested parties in Koor resulting from their holdings of Koor's ordinary shares:

         1.       Claridge Group (hereinafter - ("Claridge")

         2.       Anfield Ltd.

         3.       I.D.B. Development Corp. Ltd. (as of May 25, 2005)


         B.       Transactions with Related Parties - Company

         1.       Directors (*)

                                                                          Year ended December 31
                                                               --------------------------------------------
                                                                  2005                2004             2003
                                                               -------             -------         --------
                                                                           NIS thousands
                  Directors not employed by the Company,
                  in respect of annual compensation and
                   participation in meetings:

                  Claridge Group                                   126                116               115
                                                               ===========     ===========        ==========
                  Number of directors                                2                  2                 3
                                                               ===========     ===========        ==========

                  Other directors                                  539                516               442
                                                               ===========     ===========        ==========
                  Number of directors                                7                  8                 8
                                                               ===========     ===========        ==========

                  (*) Including directors who have been replaced during the year.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 26 - Transactions and Balances with Related Parties (cont'd)

         B.       Transactions with Related Parties - Company (cont'd)

         2.       General and administrative expenses

                                                   Year ended December 31
                                        ----------------------------------------
                                           2005             2004            2003
                                        --------        --------       ---------
                                                    NIS thousands

                  Interested parties       4,156           1,788          1,789
                                        ========        ========       =========


                  The Company has agreements with Claridge for the receipt of consultancy services. These services include, inter alia, advice in respect of investment strategies, monetary policies, international activities, strategic partnerships and company structuring. The agreements include instructions regarding the indemnification of the consultants in respect of claims connected to the consultancy, except for cases of gross negligence and/or intentional damage. In consideration for the consultancy the Company has agreed to pay an annual sum which will not exceed 400,000 dollars. The agreements with Claridge are for the period of one year and are automatically renewable each year, unless one of the parties gives 60 days' prior notice of the termination of the agreement.

                  As of 2005, the Group entered into an agreement with an insurance company in the IDB Group regarding insurance and indemnification of interested parties. See Note 18A(11).

         3. See Note 20C(2)(h) regarding options granted to interested parties.


Note 27 - Earnings Per Share

         A. Weighted number of ordinary shares of NIS 0.001 used in the computation of net earnings per NIS 1 par value of the shares:

                                                Number of ordinary shares
                                       -----------------------------------------
                                             2005           2004            2003
                                       ----------     ----------      ----------

         Total share capital used
           in the computation of
           earnings per share          16,555,143     16,381,279      15,716,725
                                       ==========     ==========      ==========


         B. To examine that the conversion or exercise of convertible securities is reasonable, the present value of these securities was computed according to a discount rate of 3% (December 31, 2004 - 3.5%, December 31, 2003 - 4%) for
                  securities linked to the CPI.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 28 - Events Subsequent to the Balance Sheet Date

         In January 2006, Koor signed an agreement for the acquisition of 50% of the issued and paid share capital, of Epsilon Investment House Ltd. ("Epsilon"). Epsilon is engaged in providing a wide range of financial services including portfolio management, mutual funds' management, underwriting, provident fund management and consulting in mergers and acquisitions.
         The transaction is subject to the receipt of approvals under all applicable laws, including the approval of the Israeli capital market commissioner, which as at the date of these financial statements have still not been received.
         According to the agreement, Koor was allocated new shares, and also purchased shares from certain of the existing shareholders of Epsilon, for total consideration of NIS 105 million.


Note 29 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements

         A.       Differences between Israeli GAAP and US GAAP

         As discussed in Note 2, the accompanying consolidated financial statements were prepared in accordance with Israeli generally accepted accounting principles ("Israeli GAAP"), which differ in certain significant respects from those generally accepted in the United States of America ("US GAAP"). Information related to the nature and effect of such differences is presented below.

         1.       Effect of inflation

                  In accordance with Israeli GAAP:

                  The Company, in accordance with Israeli GAAP, comprehensively included the effect of price level changes in the accompanying financial statements, as described in Note 2B through December 31, 2003. According to such Israeli accounting principles, the Company discontinued the adjustment for such changes as of January 1, 2004. The adjusted amounts included in the financial statements as at December 31, 2003 served as the starting point for the financial reporting at January 1, 2004.

                  US GAAP does not provide for recognition of the effects of price level changes and accordingly, the effects of such changes are excluded from amounts determined in conformity with US GAAP.

                  In accordance with the directives of the US Securities and Exchange Commission, this difference between Israeli GAAP and US GAAP is not included in this reconciliation to US GAAP.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 29 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         A.       Differences between Israeli GAAP and US GAAP

         2.       Deferred taxes

                  a)       Measurement differences

                           In accordance with Israeli GAAP:

                           Deferred taxes are recognized in respect of differences related to assets and liabilities that result from translation of the local currency into the functional currency using historical exchange rates that prevailed at the time the asset or liability were first recorded and that result from
                           (1) changes in exchange rates or (2) indexing for tax purposes.

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

                           An "approved enterprise" which chooses the "alternative benefits" track is generally eligible for tax benefits during the benefit period (seven or ten years, depending on the geographical location of the approved enterprise) as follows: tax exemption on undistributed profits during a period of two to ten years and a reduced tax rate of 25% for the remainder of the benefit period.

                           In the event that a dividend is distributed out of tax-exempt earnings of the "approved enterprise" under the "alternative benefits" track, the distributing company will generally be subject to a 25% tax on the distributed earnings.

                           Dividends paid to shareholders from the earnings of an "approved enterprise" are subject to income tax at a rate of 15%. However, if the shareholder is a company, that shareholder will be entitled to a 15% tax credit, upon payment of any such dividend.

                           In accordance with Israeli GAAP:

                           Deferred taxes are not provided in respect of the undistributed tax-exempt earnings attributed to the "approved enterprise" of subsidiaries, if such earnings have been reinvested and are not intended to be distributed to their shareholders.

                           In accordance with US GAAP:

                           Deferred taxes are provided in respect of the undistributed tax-exempt earnings of approved enterprises of subsidiaries established subsequent to December 15, 1992, as their distribution results in additional tax.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 29 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         A.       Differences between Israeli GAAP and US GAAP (cont'd)

         3. Salary expenses in respect of share options issued to employees

                  In accordance with Israeli GAAP:
                  No expense is recorded with respect to stock options granted to employees. For the accounting treatment beginning January 1, 2006 - see Note 2AD(2).

                  In accordance with US GAAP:

                  a)       Fixed Option Awards

                           Under APB-25, total compensation cost is measured as the difference between the share market price and the exercise price of the option, at the date of grant. Compensation cost so determined is charged to expense over the vesting period.

                  b)       Variable Option Awards:

                           Under APB-25 total compensation cost is measured as the difference between the share market price and the exercise price of the option at the end of each reporting period. Compensation cost so determined is charged to expense over the vesting period.

                           Commencing January 1, 2006, the Company and its investees will apply FAS No. 123R which requires entities to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognize the cost over the period during which an employee is required to provide service in exchange for the award.

         4.       The accounting treatment of marketable securities:

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

                  In accordance with US GAAP:
                  FAS No. 115 differentiates between three categories of marketable securities: trading securities, available for sale securities and held-to-maturity securities.

                  Debt securities that the enterprise has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and reported at amortized cost, except where market value is lower, and the decline in value is not considered to be temporary. Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings.
                  Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity.

                  Most of the short-term marketable securities held by the Group are available-for-sale securities.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 29 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         A.       Differences between Israeli GAAP and US GAAP (cont'd)

         5. Provisions for anticipated losses from realization of convertible securities of investee companies:

                  In accordance with Israeli GAAP:
                  According to Opinions No. 48 and 53 of the ICPAI, a parent company is required to record a provision for losses, which it may incur from the potential dilution of its holdings in investee companies, when it is probable that share options will be exercised or debentures will be converted.
                  As for a new standard which will apply beginning January 1, 2006 ceasing this treatment - see Note 2AD(1).

                  In accordance with US GAAP:
                  A loss in the parent company resulting from the dilution of its holdings, because of share options being exercised or debentures being converted, is recorded only at the time of exercise or conversion.

         6.       One-time termination benefits:

                  In accordance with Israeli GAAP:

                  Under Israeli GAAP, one-time termination benefits are recorded only when an obligation to the employees exists.

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

                  The difference between Israeli GAAP and US GAAP pertaining to employee severance benefits as part of an efficiency program is essentially a timing difference.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 29 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         A.       Differences between Israeli GAAP and US GAAP (cont'd)

         7.       Earnings per share:

                  In accordance with Israeli GAAP:
                  In accordance with Opinion No. 55, basic earnings per share is computed on the basis of the weighted average number of shares outstanding during the year, and the dilutive effect of share options and convertible debentures is included in the computation of basic earnings per share if their exercise or conversion is considered to be probable. Calculation of the probability is based on the ratio between the market price of the shares and the present value of the price of exercising the stock options into shares or the present value of the payments for conversion of the debentures into shares.
                  As for a new standard which will apply beginning January 1, 2006 - See Note 2AD(3).

                  In accordance with US GAAP:
                  In accordance with FAS 128 "Earnings Per Share" - basic earnings per share is computed on the basis of the weighted average number of shares outstanding during the year and does not include any potential dilutive effect of options and convertible instruments. Diluted earnings per share are computed on the basis of the weighted average number of shares outstanding during the year, plus the potential dilutive effect of ordinary share options and convertible debentures outstanding during the year, regardless of probability. Diluted EPS calculation does not assume conversion or exercise if the effect thereof would be anti-dilutive.

         8.       Venture capital fund investments:

                  In accordance with Israeli GAAP:
                  Investments in venture capital funds are reported at cost less a provision for devaluation in the event of a permanent impairment.

                  In accordance with US GAAP:
                  Venture capital fund investments are reported at fair value. Changes in fair value are recognized as profits and losses.

         9.       Revenue recognition - Adoption of SAB 101:

                  In accordance with US GAAP:
                  During the fourth quarter of 2000, the US SEC published Staff Accounting Bulletin No. 101 (hereinafter - "SAB 101"), which provides stricter criteria for revenue recognition. SAB 101 was implemented for US GAAP reporting purposes retroactively to the beginning of 2000, by way of cumulative effect at the beginning of the year.
                  The cumulative effect, of the sales deferred upon initial adoption of SAB 101, under US GAAP, was recognized over the years 2000 through 2003. Commencing in 2004, there is no additional impact from the deferral of these revenues.

                  In accordance with Israeli GAAP:
                  SAB 101, as discussed above, was adopted prospectively for purposes of Israeli GAAP as of the fourth quarter of 2000, without recording a cumulative effect to the beginning of 2000.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 29 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         A.       Differences between Israeli GAAP and US GAAP (cont'd)

         10.      Derivatives

                  In accordance with Israeli GAAP:

                  The results of financial derivatives held to hedge assets and liabilities are recorded in the statement of operations concurrently with the recording of the changes in the hedged assets and liabilities. Financial derivatives that are not held for hedging are stated in the balance sheet at fair value and changes in the fair value of such instruments are recognized in the statement of operations in the period they occur.

                  In accordance with US GAAP:
                  The Company applied FAS 133 to account for its derivatives. Most derivatives in the consolidated group do not meet the hedging criteria prescribed by FAS 133, therefore they are stated at fair value and changes in the fair value are charged to the statement of operations in the period they occurred.

                  For certain derivatives, the Group meets the criteria for cash-flow hedging under FAS 133. These derivatives are recorded at fair value, with changes in fair value recorded within shareholders' equity as a component of accumulated other comprehensive income.

         11.      Impairment of Long-lived Assets to be Held and Used

                  In accordance with Israeli GAAP:
                  The Company applies Standard No. 15 under which the Company is required to test for impairment indicators and if there are such indicators, the Company is required to calculate the recoverable amount of the assets, which is the higher of the net sales price and the value in use (the present value of the estimated future cash flows expected to be derived from the use and realization of the asset). A loss from impairment is reversed only if changes occur in the estimates used to determine the recoverable value of the asset.

                  In accordance with US GAAP:
                  The Company applies FAS 144 under which a long-lived asset to be held and used is assessed for impairment using a two-step impairment test. Under step one of the test, the carrying amount of the long-lived asset is compared to the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If the carrying amount exceeds the amount calculated, an impairment loss is measured as the amount by which the carrying amount exceeds its fair value. Reversals of impairment losses are not allowed under US GAAP.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 29 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         A.       Differences between Israeli GAAP and US GAAP (cont'd)

         12.      Amortization of Goodwill:

                  In accordance with Israeli GAAP:
                  Goodwill is amortized over its economic life, which may not exceed 20 years. Goodwill is tested for an impairment in value only when there are indications of possible impairment in the value of the goodwill.
                  As for a new standard which will apply beginning January 1, 2006 - See Note 2AD(5).

                  In accordance with US GAAP:
                  Effective January 1, 2002, goodwill is not amortized but instead is evaluated for recoverability by means of an impairment test which is performed at least once a year in accordance with FAS 142. Impairment of goodwill upon implementation of FAS 142 was recorded as a cumulative effect of a change in accounting principle in the amount of NIS 806 thousand. No further impairments have been required subsequent to the initial implementation.

         13.      Consolidation of M-A Industries

                  As a result of the sale of shares of M-A Industries at the beginning of 2004, Koor's share ownership in M-A Industries decreased to below 50%.

                  In accordance with Israeli GAAP:
                  The position of the Israeli Securities Authority is that when a company has been consolidated in the financial statements of the holding company and there has been a decrease in the voting rights to below 50%, if the overall economic circumstances have not essentially changed the consolidation of the investee company should be continued because of the importance of continuity and consistency of the accounting reports. Therefore and as explained in Note 3B(1), as of December 31, 2004, Koor continued to consolidate M-A Industries' financial statements. Following an additional sale of the Company's holding in M-A Industries in February 2005, and based on evaluation of the new circumstances, Koor ceased to consolidate M-A Industries as from January 1, 2005.

                  In accordance with US GAAP:
                  A controlling financial interest, generally determined by the ownership by one company, directly or indirectly, of over fifty percent of the outstanding voting shares of another company, is a prerequisite for consolidation. Therefore, Koor discontinued the consolidation of M-A Industries and began accounting for the investment in MA Industries by the equity method for US GAAP purposes, beginning in 2004.

         14.      Capitalization of licensing costs

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

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 29 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         A.       Differences between Israeli GAAP and US GAAP (cont'd)

         14.      Capitalization of licensing costs (cont'd)

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

         15. Gains (losses) from decline in holdings in consolidated and affiliated companies

                  Various GAAP differences affecting shareholders' equity of consolidated or affiliated company result in differences in the book value of the investment under Israeli and US GAAP. Therefore the amounts of the gain or loss on sale of interest in such consolidated subsidiaries or affiliates differs under Israeli and US GAAP.

         16.      Impairment of Investment in ECI

                  In accordance with Israeli GAAP:
                  The Company applied Standard No. 15 under which the Company is required to test the recoverable amount of the investment, which is the higher of the net selling price and value in use (the present value of the estimated future cash flows expected to be derived from the use and realization of the asset). A loss from impairment is reversed only if changes occur in the estimates used to determine the recoverable value of the investment.

                  In accordance with US GAAP:
                  The Company has applied APB 18 in testing for impairment of its investment in ECI. Under APB 18, a loss is recorded only when the impairment of the investee is other than temporary and reversals of impairments are not allowed.

                  The impact of the differences between Israel GAAP and US GAAP was as follows:

                  1.       Recording of impairment in value

                           As a result of negative indications concerning ECI in 2002, an impairment charge of NIS 130 million was recorded under both Israeli GAAP and US GAAP. According to Israeli GAAP, the impairment charge was recorded first by writing-off credit balances of foreign currency translation differences that were recorded directly to equity in the amount of NIS 105 million, and only the remainder of NIS 25 million was recorded as an expense in the statement of income. According to US GAAP, foreign currency translation differences are not written-off and the entire impairment is recorded as an expense in the statement of income.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 29 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         A.       Differences between Israeli GAAP and US GAAP (cont'd)

         16.      Impairment of Investment in ECI (cont'd)

         2.       Amortization differences

                  The Company allocated the impairment provision to the net assets of ECI.

                  According to Israeli GAAP, the allocation is first to the intangible assets of the investee and then to the non-monetary assets of the investee on a proportional basis.

                  According to US GAAP the allocation is to non-current assets only, on a proportional basis. The different bases of allocation between Israeli GAAP and US GAAP resulted in differences in the amortization amounts recorded in the statement of income, due to different consumption patterns and amortization rates of different asset types (inventory, fixed assets, intangible assets). These differences are presented in the reconciling item entitled "differences from investee due to impairment previously recorded".

         3.       Reversal of impairment

                  According to Israeli GAAP, an impairment provision may be reversed if there is an increase in the recoverable amount of the investee company. Under Israeli GAAP the impairment charge in ECI was reversed due to positive indicators in activity. The reversal according to Israeli GAAP was not recorded in the statement of income, but rather as a credit to equity as foreign currency translation differences.

                  According to US GAAP, an impairment provision may not be reversed.

         17.      Liabilities for employee severance benefits

                  In accordance with Israeli GAAP:
                  Amounts funded by the purchase of insurance policies and by deposits with recognized severance pay funds are deducted from the related severance pay liability, which is then presented at a net amount.

                  In accordance with US GAAP:
                  The amounts funded are presented as other long-term assets and the amount of the liability is presented under long-term liabilities.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 29 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         A.       Differences between Israeli GAAP and US GAAP (cont'd)

         18.      Statements of cash flows

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

                           There is no GAAP difference in respect of translation differences in 2005 as the cash flows of subsidiaries in respect of which GAAP differences were recorded in 2003 and 2004 are no longer consolidated in 2005.

                  (b)      Securitization transaction

                           In accordance with Israeli GAAP:

                           The securitization transaction (see Note 3B(4)) was classified as a sale of trade receivables. Thus, cash flows, derived from that transaction, were classified as cash flows from operating activities.

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

                  (c)      Consolidation of M-A Industries

                           In accordance with Israeli GAAP:

                           In 2004, Koor consolidated M-A Industries' cash flows. The consolidation of such cash flows was discontinued in 2005. See Note 3B(2).

                           In accordance with US GAAP:

                           Beginning in 2004, M-A Industries is accounted under the equity method for US GAAP purposes, therefore M-A Industries' cash flows for 2004 are not consolidated.

                           Therefore, under Israeli GAAP, MA Industries' cash and cash equivalents are included in the consolidated closing balance of cash and cash equivalents in 2004, and in the consolidated opening balance of cash and cash equivalents for 2005.

                           Under US GAAP, MA Industries' cash and cash equivalents are not included in the consolidated closing balance of cash and cash equivalents in 2004, or in the consolidated opening balance of cash and cash equivalents for 2005.

                           See also Note 29A(13).

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 29 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         B. The effect of the differences between Israeli and US GAAP on the financial statements

         1.       Statements of operations:
                                                                                           Year ended December 31
                                                                               ------------------------------------------------
                                                                                    2005               2004               2003
                                                                               ----------         ----------        -----------
                                                                                                NIS thousands
                                                                               ------------------------------------------------
         a)       Net earnings as reported, according to
                  Israeli GAAP                                                  313,159            144,990            46,362

                  Salary expenses in respect of share options
                   issued to employees - Note 29A(3)                            (64,692)           (91,318)         (185,276)
                  Loss (gain) from marketable securities, net -
                   Note 29A(4)                                                  (11,614)            (4,295)          (58,319)
                  Provisions for anticipated losses from realization
                   of convertible securities in investee companies
                   - Note 29A(5)                                                  2,272             10,106            50,729
                  One-time termination benefits
                   - Note 29A(6)                                                (17,326)            17,326           (10,181)
                  Gains from decline in holding in consolidated
                   and affiliated companies - Note  29A(15)                     (20,429)            11,829                 -
                  Venture capital investments - Note 29A(8)                      31,714            (20,726)           15,790
                  Temporary differences resulting from recognition
                   of revenue arising from application of SAB 101
                   - Note 29A(9)                                                      -                  -             7,949
                  Impairment in value of long-lived assets to be
                   held and used  - Note 29A(11)                                      -             (1,277)           (4,983)
                  Differences from investee due to impairment
                   previously recorded - Note 29A(16)                            28,038             29,588           (19,676)
                  Amortization of goodwill - Note 29A(12)                        46,129             39,938            40,949
                  Capitalization of licensing costs - Note 29A(14)                3,217             (8,859)          (16,793)
                  Derivatives (FAS 133) - Note 29A(10)                            6,839              4,602           (34,002)
                  Other                                                           3,120                711              1,060
                  Income taxes - Note 29A(2)                                     38,152            (21,213)          (79,808)
                  Minority interests in respect of the above
                   differences                                                  (10,174)               170           137,275
                  Cumulative effect as at beginning of the year of
                   change in accounting method                                     3,054                 -                 -
                                                                               ----------         ----------        -----------
                                                                                  38,300           (33,418)         (155,286)
                                                                               ----------         ----------        -----------

                  Net earnings (loss) according to US GAAP                       351,459           111,572          (108,924)
                                                                               ==========         ==========        ===========
                  Net earnings (loss) from continuing operations
                   according to US GAAP                                          295,975             83,109         (109,316)
                                                                               ==========         ==========        ===========
                  Net earnings (loss) from discontinued operations
                   according to US GAAP                                           55,484             28,463              392
                                                                               ==========         ==========        ===========

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 29 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         B. The effect of the differences between Israeli and US GAAP on the financial statements (cont'd)

         1.       Statements of operations (cont'd):

         b)       Earnings (loss) per ordinary share
                                                                                           Year ended December 31
                                                                              -------------------------------------------------
                                                                                    2005               2004               2003
                                                                              -----------       ------------        -----------
                                                                                                     NIS
                                                                              -------------------------------------------------
                  Basic earnings (loss) per ordinary share according to US GAAP:

                  From continuing operations                                       18.40              5.25             (7.07)
                  From discontinued operations                                      3.45              1.80              0.03
                                                                              -----------       ------------        -----------
                  Net earnings                                                     21.85              7.05             (7.04)
                                                                              ===========       ============        ===========

                  Weighted average of number of shares
                   and share equivalents according to
                   US GAAP                                                    16,082,258        15,824,185        15,474,614
                                                                              ===========       ============      =============

                  Fully diluted earnings (loss) per ordinary share according to US GAAP:

                  From continuing operations                                       16.42               3.14            (7.85)
                  From discontinued operations                                      3.35               1.75             0.03
                                                                              -----------       ------------      -------------
                  Net earnings                                                     19.77               4.89            (7.82)
                                                                              ===========       ============      =============

                  Weighted average of number of shares and
                   share equivalents according to US GAAP                     16,565,358        16,242,770        15,474,614
                                                                              ===========       ============      =============

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 29 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         B. The effect of the differences between Israeli and US GAAP on the financial statements (cont'd) 2. Balance sheet:



                                                                                                                      December 31
                                                                    ----------------------------------------------------------------
                                                                                        2005                                2004**
                                                                    ----------------------------------------------------------------
                                                                          Israeli                                           Israeli
                                                                             GAAP                                              GAAP
                                                                                        Adjustment         US GAAP
                                                                    -------------    -------------   -------------    -------------
                                                                    NIS thousands    NIS thousands   NIS thousands    NIS thousands
                                                                    -------------    -------------   -------------    -------------

         Cash and cash equivalents                                       318,798                -         318,798          291,299
         Short-term deposits and investment - Note 29A(4)                541,159           12,127         553,286          372,137
         Trade receivables                                                93,544                -          93,544        1,759,698
         Other receivables                                                87,937                -          87,937          483,450
         Inventories and projects in progress                             90,909                -          90,909        2,158,659
         Assets designated for sale                                            -                -               -           41,765
         Investments in affiliates (1)                                 2,668,193          (72,808)      2,595,385        1,326,261
         Other investments and receivables  - Note 29A(4); Note          547,013           67,403         614,416          392,763
         29A(17)
         Fixed assets, net - Note 29A(2); Note 29A(11)                   726,606           45,876         772,482        2,709,106
         Intangible assets, deferred tax assets and deferred
         expenses - Note 29A(12)                                          19,461                -          19,461        2,321,214
         Assets relating to discontinued operations                      198,816            1,086         199,902        1,273,002
         Total assets                                                  5,292,436           53,684       5,346,120       13,129,354
         Credit from banks and others                                    272,127                -         272,127        1,657,200
         Trade payables                                                   91,606                -          91,606        1,557,522
         Other payables - Note 29A(6); Note 29A(10)                      203,289           14,722         218,011        1,098,851
         Customer advances                                                21,942                -          21,942           27,942
         Long-term bank loans and other long-term loans                1,609,296                -       1,609,296        2,259,211
         Debentures                                                      390,854                -         390,854                -
         Convertible debentures                                                -                -               -          811,291
         Deferred taxes  - Note 29A(2)                                        78           26,942          27,020          234,184
         Liability for employee severance benefits - Note 29A(17)          3,860            8,322          12,182          152,541
         Liabilities relating to discontinued operations                 160,048            1,086         161,134          985,870
         Minority interests (1)                                           56,729            2,107          58,836        2,468,275
         Additional paid-in capital  for "available-for-sale"                  -           27,945          27,945                -
         securities - Note 29A(4)
         Additional paid-in capital  - Note 29A(3); Note 29A(5);
         Note
          29A(10); (2)                                                 2,601,797          325,738       2,927,535        2,358,425
         Retained earnings (deficit) (1)                                (677,634)        (353,178)     (1,030,812)        (966,152)
         Total shareholders' equity                                    2,482,607              505       2,483,112        1,876,467

         *        See Note 29A(13)
         **       Reclassified in respect to discontinued operations. (See Note 24).

(table continued)





                                                                                               December 31
                                                                       ------------------------------------------------------------
                                                                                            2004**
                                                                       ------------------------------------------------------------
                                                                       Discontinuance of
                                                                           consolidation
                                                                       of M-A Industries*    Adjustment          US GAAP
                                                                          -------------   -------------    -------------
                                                                          NIS thousands   NIS thousands    NIS thousands
                                                                          -------------   -------------    -------------

         Cash and cash equivalents                                            (174,375)              -          116,924
         Short-term deposits and investment - Note 29A(4)                       (6,733)         32,911          398,315
         Trade receivables                                                  (1,590,552)              -          169,146
         Other receivables                                                    (332,817)              -          150,633
         Inventories and projects in progress                               (1,985,428)              -          173,231
         Assets designated for sale                                                  -               -           41,765
         Investments in affiliates (1)                                       1,471,197        (154,317)       2,643,141
         Other investments and receivables  - Note 29A(4); Note                (95,073)         83,311          381,001
         29A(17)
         Fixed assets, net - Note 29A(2); Note 29A(11)                      (1,876,731)          8,574          840,949
         Intangible assets, deferred tax assets and deferred
         expenses - Note 29A(12)                                            (2,316,290)          7,351           12,275
         Assets relating to discontinued operations                                  -         141,641        1,414,643
         Total assets                                                       (6,906,802)        119,471        6,342,023
         Credit from banks and others                                         (603,210)              -        1,053,990
         Trade payables                                                     (1,404,171)              -          153,351
         Other payables - Note 29A(6); Note 29A(10)                           (867,233)          1,325          232,943
         Customer advances                                                      (9,891)              -           18,051
         Long-term bank loans and other long-term loans                       (440,968)              -        1,818,243
         Debentures                                                                  -               -                -
         Convertible debentures                                               (811,291)              -                -
         Deferred taxes  - Note 29A(2)                                        (234,157)            (26)               1
         Liability for employee severance benefits - Note 29A(17)             (115,061)         78,699          116,179
         Liabilities relating to discontinued operations                             -         145,763        1,131,633
         Minority interests (1)                                             (2,420,820)          2,327           49,782
         Additional paid-in capital  for "available-for-sale"                        -           6,442            6,442
         securities - Note 29A(4)
         Additional paid-in capital  - Note 29A(3); Note 29A(5);
         Note
          29A(10); (2)                                                               -         276,419        2,634,844
         Retained earnings (deficit) (1)                                             -        (391,478)      (1,357,630)
         Total shareholders' equity                                                  -        (108,617)       1,767,850

         *        See Note 29A(13)
         **       Reclassified in respect to discontinued operations. (See Note 24).


                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------



Note 29 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

  B. The effect of the differences between Israeli and US GAAP on the financial statements (cont'd)

  (1) These items are impacted by all the various differences between Israeli GAAP and US GAAP that are described in the reconciliation to US GAAP.
  (2) This item also includes cumulative foreign currency translation adjustments in respect of all the various differences between Israeli GAAP and US GAAP that are described in the reconciliation to US GAAP.

  3.      Comprehensive income (loss)

          "Comprehensive income (loss)" consists of the change, during the current period, in the Company's shareholders' equity that does not derive from shareholders' investments or from the distribution of earnings to shareholders.

          Comprehensive income (loss) includes two components - net income and other comprehensive income. Net income is the income stated in the statement of operations, while other comprehensive income includes the amounts that are recorded directly in shareholders' equity and that are not derived from transactions with shareholders recorded directly in shareholders' equity.




                                                                Year ended December 31
                                                       ------------------------------------------------
                                                            2005               2004               2003
                                                       ------------------------------------------------
                                                                           NIS thousands
                                                       ------------------------------------------------
           Net income (loss) according to US GAAP       351,459            111,572          (108,924)
                                                        -------            -------          --------

           Other comprehensive income, after tax:
           Adjustments from translation of
            financial statements of investee
            companies                                   199,986             (9,546)         (143,585)
           Adjustments in respect of derivatives         26,737            (10,964)            6,487
           Unrealized gains from securities              21,503             36,516            32,572
                                                        -------             ------          --------
           Total other comprehensive income (loss)      248,226             16,006          (104,526)
                                                        -------             ------          --------

           Total comprehensive income (loss)            599,685            127,578          (213,450)
                                                      =========          =========         ==========



                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------




Note 29 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         B. The effect of the differences between Israeli and US GAAP on the financial statements (cont'd)

         4. Cash flows:


                                                                              Year ended December 31
                                                                      ------------------------------------------------
                                                                          2005             *2004              *2003
                                                                      ------------------------------------------------
                                                                                  NIS thousands
                                                                      ------------------------------------------------
         Net cash flows from operating activities:
         Israeli GAAP                                                 (175,051)            894,406           773,050
         Adjustments (1) (2) (3)                                          (823)          (907,798)         (235,808)
                                                                    ----------          ---------          ---------
         US GAAP                                                      (175,874)           (13,392)           537,242
                                                                    ----------          ---------          ---------

         Net cash flows from investing activities:
         Israeli GAAP                                                  418,930           (722,839)          266,585
         Adjustments (1)                                               174,375            383,650                 -
                                                                    ----------          ---------          ---------
         US GAAP                                                       593,305           (339,189)          266,585
                                                                    ----------          ---------          ---------

         Net cash flows from financing activities:
         Israeli GAAP                                                 (552,989)          (128,069)       (1,209,783)
         Adjustments (1) ((2))                                               -             340,457           211,182
                                                                    ----------          ---------          ---------
         US GAAP                                                      (552,989)            212,388         (998,601)
                                                                    ----------          ---------          ---------

         Translation differences in respect of cash and
         cash equivalents:
         Israeli GAAP                                                   22,553            (15,858)          (28,273)
         Adjustments (3)                                                   823              9,316             24,626
                                                                    ----------          ---------          ---------
         US GAAP                                                        23,376             (6,542)           (3,647)
                                                                    ----------          ---------          ---------

         Increase (decrease) in cash and cash equivalents:
         Israeli GAAP                                                 (286,557)            27,640          (198,421)
         Adjustments (1)                                               174,375           (174,375)                -
                                                                    ----------          ---------          ---------
         US GAAP                                                      (112,182)          (146,735)         (198,421)
                                                                    ----------          ---------          ---------

         Increase (decrease) in cash and cash equivalents
         from discontinued operations:
         Israeli GAAP and US GAAP                                      314,056            (83,192)           117,970

         Increase (decrease) in cash and cash equivalents
         from continuing operations:
         Israeli GAAP                                                   27,499            (55,552)          (80,451)
         Adjustments (1)                                               174,375           (174,375)                 -
                                                                    ----------          ---------          ---------
         US GAAP                                                       201,874           (229,927)          (80,451)
                                                                    ----------          ---------          ---------

         Balance of cash and cash equivalents at beginning
         of year:
         Israeli GAAP                                                  291,299             346,851           427,302
         Adjustments (1)                                              (174,375)                  -                -
                                                                    ----------          ---------          ---------
         US GAAP                                                       116,924             346,851           427,302
                                                                    ----------          ---------          ---------

         Balance of cash and cash equivalents at end of
         year:
         Israeli GAAP                                                  318,798             291,299           346,851
         Adjustments (1)                                                     -           (174,375)                -
                                                                    ----------          ---------          ---------
         US GAAP                                                       318,798             116,924           346,851
                                                                    ----------          ---------          ---------




(1) See Note 29A(18)(c).
(2) See Note 29A(18)(b).
(3) See Note 29A(18)(a).
 * Reclassified in respect to discontinued operations (See Note 24).

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 29 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         B. The effect of the differences between Israeli and US GAAP on the financial statements (cont'd)

         5. Changes in shareholders' equity in accordance with US GAAP





                                                                              Company    Cumulative
                                          Number                          shares held       foreign
                                              of             Additional        by the      currency    Retained
                                        ordinary     Share      paid-in   Company and   translation    earnings
                                      shares (1)   capital      capital  subsidiaries   adjustments    (deficit)    Total
                                     -------------------------------------------------------------------------------------------
                                                                        Reported amounts
                                     -------------------------------------------------------------------------------------------
                                                                         NIS thousands
                                     -------------------------------------------------------------------------------------------
         Balance at December 31,
          2003                       15,741,160     564,515   2,800,211        (80,321)      (233,081)  (1,469,202)   1,582,122

         Changes during 2004:
         Net earnings                         -           -           -              -              -      111,572      111,572
         Unrealized gains  from
          available-for-sale securities       -           -      36,516              -              -            -       36,516
        Exercise of stock options
          granted to employees           83,025          *-           -              -              -            -            -
         Employee stock option
          compensation expenses               -           -      58,150                                          -      58,150
         Derivatives (FAS 133)                -           -     (10,964)             -              -            -      (10,964)
         Cumulative foreign currency
         translation adjustments,  net        -           -           -              -         (9,546)           -       (9,546)
                                     ----------   ---------    --------        -------        --------   ---------    -----------



         Balance at
          December 31,  2004         15,824,185     564,515   2,883,913        (80,321)      (242,627)  (1,357,630)   1,767,850

         Changes during 2005:
         Net earnings                         -           -           -              -              -      351,459      351,459
         Issuance of treasury stock     193,229           -           -         74,250              -     (24,641)       49,609
         Issuance of stock options            -           -      21,715              -              -            -       21,715
         Unrealized gains  from
          available-for-sale securities       -           -      21,503              -              -            -       21,503
         Exercise of stock options
          granted to employees          129,254          *-           -              -              -            -            -
         Employee stock option
          compensation expenses               -           -      44,253              -              -            -       44,253
         Derivatives (FAS 133)                -           -      26,737              -              -            -       26,737
         Cumulative foreign currency
         translation adjustments, net        -           -            -              -        199,986            -      199,986
                                     ----------   ---------    --------        -------        --------   ---------    -----------

         Balance as
          December 31,2005           16,146,668     564,515   2,998,121         (6,071)       (42,641)  (1,030,812)   2,483,112
                                    ===========   =========   =========        =======        ========   =========    ===========



         *        Represents an amount lower than NIS 1,000.
         (1)      Net of the Company holdings and its subsidiaries' holdings.

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------


Note 29 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         C. Condensed figures of M-A Industries and ECI according to Regulation S-X 4-08

         (1) M-A Industries condensed figures

         A. As at December 31,




                                 Israeli GAAP     Adjustments         US GAAP   Israeli GAAP     Adjustments         US GAAP
                                -------------   -------------   -------------  -------------   -------------   -------------
                                US$ thousands   US$ thousands   US$ thousands  US$ thousands   US$ thousands   US$ thousands
                                -------------   -------------   -------------  -------------   -------------   -------------
                                         2005            2005            2005           2004            2004            2004
                                -------------   -------------   -------------  -------------   -------------   -------------

         Current assets             1,108,638          18,659       1,127,297       949,338           5,323         954,661
         Non-current
          assets                    1,021,104          55,095       1,076,199       985,229          42,118       1,027,347
         Current liabilities          797,867           2,718         800,585       669,571          14,685         684,256
         Non-current
          liabilities                 127,713          36,724         164,437       333,423          24,631         358,054
         Minority
          interests                    28,586          (2,256)         26,330        18,756          (1,981)         16,775
         Convertible
          debentures                   40,479               -          40,479        38,322               -          38,322


         B. According to Israeli GAAP, for the year ended December 31,
                                                                                                        2005            2004
                                                                                               -------------   -------------
                                                                                               US$ thousands   US$ thousands
                                                                                               -------------   -------------

         Revenue from sales and services                                                           1,740,717      1,539,702
         Gross profit                                                                                681,002        595,794
         Net income according to Israeli GAAP                                                        205,493        165,527

         Adjustment to US GAAP                                                                        20,607        (41,789)
         Net income according to US GAAP                                                             226,100        123,738

         (2)      ECI's condensed figures according to US GAAP

                                                                                                        2005            2004
                                                                                               -------------   -------------
                                                                                               US$ thousands   US$ thousands
                                                                                               -------------   -------------
         As at December 31

         Current assets                                                                              436,205        449,556
         Non-current assets                                                                          412,530        405,253
         Current liabilities                                                                         176,989        248,012
         Non-current liabilities                                                                      48,497         50,943
         Minority interests                                                                            4,120          4,086

         For the year ended December 31

         Revenues                                                                                    629,918        496,712
         Gross profit                                                                                262,139        195,741
         Income from continuing operations                                                            39,864         14,056
         Net income                                                                                   39,864         10,153



                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------



Note 29 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

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

         B.       Statement of operations data (1)

                                                                               For the six    For the three
                                                                              months ended     months ended
                                                                                  June 30,     December 31,
                                                                                      2005             2004
                                                                             -------------     -------------
                                                                             NIS thousands    NIS thousands
                                                                             -------------     -------------
         Revenue from sales and services                                          177,631           93,403
         Gross profit (loss)                                                        9,898          (11,565)
         Net loss according to Israeli GAAP                                       (90,136)         (61,114)
         Adjustment to US GAAP                                                    (16,952)          18,970
         Net loss according to US GAAP                                           (107,088)         (42,144)

         Cash flows from operating activities                                      (4,072)           7,259
         Cash flows from investing activities                                      (3,418)         (13,043)
         Cash flows from financing activities                                      (9,265)          27,757




         (1) Telrad was included in Koor's financial statements by the proportionate consolidation method from the fourth quarter of 2004 until June 30, 2005. See Note 3C(1).

                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------



Note 29 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         (2)      Proportionately consolidated companies of Sheraton

         A.       As at December 31,




                                 Israeli GAAP     Adjustments         US GAAP   Israeli GAAP     Adjustments         US GAAP
                               --------------   -------------   -------------  -------------   -------------   -------------
                                US$ thousands   US$ thousands   US$ thousands  US$ thousands   US$ thousands   US$ thousands
                               --------------   -------------   -------------  -------------   -------------   -------------
                                         2005            2005            2005           2004            2004            2004
                               --------------   -------------   -------------  -------------   -------------   -------------
         Current assets               27,113               -          27,113         20,694               -          20,694
         Non-current
          assets                     216,191           1,837         218,028        220,893          (2,516)        218,377
         Current
          liabilities                (50,585)              -         (50,585)        29,530               -          29,530
         b
          liabilities               (217,459)         (3,287)       (220,746)       219,890               -         219,890


         B.       For the year ended December 31,
                                                                                                       2005               2004
                                                                                                  NIS thousands       NIS thousands
                                                                                                  -------------       -------------

         Revenue from sales and services                                                              89,460            83,238
         Gross profit                                                                                 24,446            22,710
         Net loss according to Israeli GAAP                                                          (17,772)           (1,416)
         Adjustment to US GAAP                                                                         3,902             1,078
         Net loss according to US GAAP                                                               (13,870)             (338)

         Cash flows from operating activities                                                          7,004             5,808
         Cash flows from investing activities                                                         (3,276)              942
         Cash flows from financing activities                                                         (1,100)           (3,584)


                                   Koor Industries Ltd. (An Israeli Corporation)

Notes to the Financial Statements for the year ended December 31, 2005
--------------------------------------------------------------------------------




Note 30 - Change in Principal Shareholders (Unaudited)

         On May 1, 2006, Discount Investments Corp. Ltd., a subsidiary of IDB Development Corporation Ltd., signed an agreement to acquire from the Claridge Group, as well as from Anfield Ltd. (a company registered in Israel and owned by Jonathan B. Kolber, the Company's Chief Executive Officer) and another entity, all of the Koor's shares held by those entities totaling 5,753,207 shares, or approximately 34.9% of Koor's outstanding shares, for $ 445.8 million. As of June 30, 2006 all approvals to which the transaction is subject, including Israel's anti-trust commissioner, have been granted and the closing of the transaction is expected to take place shortly. Subsequent to the closing, the Company expects that changes in the composition of its Board of Directors and management will occur. Discount Investments is held 74.2% by IDB Development, which also holds 10% of Koor's outstanding ordinary shares.

 [Letterhead of Kost, Forer Gabbay & Kasierer, a Member of Ernst & Young Global]

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                               To the Partners of

                            Koor Venture Capital L.P.

         We have audited the accompanying balance sheets of Koor Ventures Capital L.P. (the "Partnership") as at December 31, 2005 and 2004, and the related statements of operations, shareholders' equity and cash flows, for each of the three years, the last of which ended December 31, 2005. These financial statements are the responsibility of the Partnership's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We did not audit the financial statements of certain affiliate (Scopus Video Networks Ltd.), whose company's investments constitute NIS 44,964 thousand and NIS 12,466 thousand, as at December 31, 2005 and 2004, respectively, and its equity in losses constitute NIS 755 thousand, NIS 329 thousand and NIS 329 thousand for the years ended December 31, 2005, 2004 and 2003, respectively. The financial statements of the affiliate were audited by other auditors whose reports thereon were furnished to us. Our opinion, insofar as it relates to amounts included for those companies, is based solely on the said reports of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Partnership's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and on the reports of the above-mentioned other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of the Partnership as of December 31, 2005 and 2004 and the results of their operations, the changes in shareholders' equity and their cash flows for each of the three years, the last of which ended December 31, 2005, in conformity with accounting principles generally in Israel which differ in certain respects from those following in the United States, as described in Note 9 to the financial statements.

                                           /s/ Kost, Forer Gabbay & Kasierer

Tel-Aviv, Israel                               KOST, FORER GABBAY & KASIERER
March 21, 2006                                 A Member of Ernst & Young Global

                    [Letterhead of Brightman Almagor & Co.,
                   a Member Firm of Deloitte Touche Tohmatsu]

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Scopus Video Networks Ltd.


We have audited the accompanying consolidated balance sheets of Scopus Video Networks Ltd. and its subsidiary ("the Company") as of December 31, 2005 and 2004 and the related consolidated statements of operations, shareholders' equity and cash flows, for each of the three years, in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Scopus Video Networks Ltd. and its subsidiary as of December 31, 2005 and 2004, and the results of their operations, and their cash flows for each of the three years, in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Accounting principles generally accepted in the United States of America vary in certain significant respects from accounting principles generally accepted in Israel. The application of the latter would have affected the Company's net loss for the years presented to the extent summarized in Note 16.

/s/ Brightman Almagor & Co.

Brightman Almagor & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
March 16, 2006

 [Letterhead of Kost, Forer Gabbay & Kasierer, a Member of Ernst & Young Global]

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                             To the shareholders of

                          LUXEMBURG PHARMACEUTICAL LTD.

         We have audited the accompanying consolidated balance sheets of Luxemburg Pharmaceutical Ltd. ("the Company") and its subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2005 (not presented separately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the company's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts (including the Company's reconciliation of the financial statements of the aforementioned certain subsidiary to Israel generally accepted accounting principles) and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

         In our opinion, based on our audits, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2005 and 2004, and the consolidated results of their operations and cash flows for each of the three years in the period ended of December 31, 2005, in conformity with Israel generally accepted accounting principles, which differ in certain respects form those followed in the United States, as described in
Note 22 to the consolidated financial statements.


                                               /s/ Kost, Forer Gabbay & Kasierer

Tel-Aviv, Israel                                   KOST, FORER GABBAY & KASIERER
February 19, 2006                               A Member of Ernst & Young Global

 [Letterhead of Kost, Forer Gabbay & Kasierer, a Member of Ernst & Young Global]

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                             To the shareholders of

                                  LYCORED LTD.
              (FORMERLY: LYCORED NATURAL PRODUCTS INDUSTRIES LTD.)

         We have audited the accompanying consolidated balance sheets of Lycored Ltd. (formerly: Lycored Natural Products Industries Ltd.) ("the Company") and its subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2005 (not presented separately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We did not audit the financial statements of a certain subsidiary (Lycored Limited), whose assets included in consolidation constitute approximately 21% and 18% of total consolidated assets as of December 31, 2005 and 2004, and whose revenues included in consolidation constitute approximately 34%, 37% and 35% of total consolidated revenues for the three years ended December 31, 2005. Those financial statements, presented in accordance with accounting principles generally accepted in the United Kingdom and including reconciliation to United States generally accepted accounting principles, were audited by other auditors whose reports as of and for the years ended December 31, 2005 and 2004, have been furnished to us, and our opinion, insofar as it relates to the amounts utilized by Company's management (before reconciliation to Israel generally accepted accounting principles) of and for the years ended December 31, 2005 and 2004, is based solely on the reports of the other auditors.

         We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the company's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts (including the Company's reconciliation of the financial statements of the aforementioned certain subsidiary to Israel generally accepted accounting principles) and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

         In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2005 and 2004, and the consolidated results of their operations and cash flows for each of the three years in the period ended of December 31, 2005, in conformity with Israel generally accepted accounting principles, which differ in certain respects from those followed in the United States, as described in Note 21 to the consolidated financial statements.


                                               /s/ Kost, Forer Gabbay & Kasierer

Tel-Aviv, Israel                                   KOST, FORER GABBAY & KASIERER
February 15, 2006                               A Member of Ernst & Young Global

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                             To the Shareholders of

                                Lycored Limited.

         We have audited the accompanying balance sheets of Lycored Limited. ("the Company") as at December 31, 2005 and 2004, and the related statements of operations, shareholder's equity and cash flows, for each of the three years, the last of which ended December 31, 2005. These financial statements are the responsibility of the Company's Board of Directors and of its Management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, based on our audit, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004 and the results of their operations, the changes in shareholders' equity and their cash flows for each of the three years, the last of which ended of December 31, 2005, in conformity with accounting principles generally in United Kingdom which differ in certain respects from those followed in the United States, as described in Note 24 to the financial statements.


/s/ Goodman Jones LLP

Goodman Jones LLP
29/30 Fitzroy Square
London WIT 6LQ

February 14, 2006

                     [Letterhead of Brightman Almagor & Co.,
                   a Member Firm of Deloitte Touche Tohmatsu]

             Report Of Independent Registered Public Accounting Firm

To the Shareholders of
Herods Hotel Spa and Recreation Ltd

We have audited the accompanying balance sheets of Herods Hotel Spa and Recreation Ltd. (the "Company") as at December 31, 2005 and 2004, and the related statements of operations, changes in shareholders' deficiency, and cash flows, for each of the three years, in the period ended December 31, 2005. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audit the financial statements referred to above present fairly, in all material respects, the financial position of the consolidated financial position of the Company and its subsidiaries as of December 31, 2005 and 2004, and the results of operations, the changes in shareholders' deficiency and their cash flows and on a consolidated basis for each of the three years, the last of which ended December 31, 2005, in conformity with accounting principles generally accepted in Israel.

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

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America (US GAAP). The effect of the application of the latter on the consolidated financial position as of December 31, 2005 and on the consolidated results of operations for the year then ended is summarized in Note 25.

/s/ Brightman Almagor & Co.
Brightman Almagor & Co.
Certified Public Accountants (Isr.)
A member firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
March 13, 2006

 [Letterhead of Kost, Forer Gabbay & Kasierer, a Member of Ernst & Young Global]

                         REPORT OF INDEPENDENT AUDITORS

                             To the Venturers of the
                       Joint Venture - Sheraton City Tower

         We have audited the balance sheets of the Joint Venture - Sheraton City Tower ("the Joint Venture") as of December 31, 2005 and 2004, and the related statements of operations, changes in venturers' deficiency and cash flows for the three years in the period ended December 31, 2005 (not presented separately herein). These financial statements are the responsibility of the Joint Venture's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Joint Venture's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Joint Venture's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of the Joint Venture as of December 31, 2005 and 2004 and the results of its operations and its cash flows of the three years in the period ended December 31, 2005, in conformity with Israel generally accepted accounting principles, which differ in certain respects from those followed in the United States, as described in Note 18 to the financial statements.


                                             /s/ Kost, Forer Gabbay & Kasierer

Tel-Aviv, Israel                                KOST, FORER GABBAY & KASIERER
February 27, 2006                              A Member of Ernst & Young Global

              [Letterhead of Brightman Almagor & Co., a Member Firm
                         of Deloitte Touche Tohmatsu]

             Report Of Independent Registered Public Accounting Firm

To the Shareholders
of Sheraton Moriah (Israel) Ltd.

We have audited the accompanying balance sheets of Sheraton Moriah (Israel) Ltd. (the "Company") as of December 31, 2004 and 2003, and the consolidated balance sheets of the Company and its subsidiaries as at such dates, and the related statements of operations, shareholders' equity, and cash flows, for each of the three years, in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the fmancial statements of certain subsidiaries, including those whose assets constitute 2% of the total consolidated assets as of December 31, 2003, and whose revenues constitute 12% and 18% of the total consolidated revenues for the years ended December 31, 2003 and 2002 respectively. Furthermore, we did not audit the financial statements of an affiliate accounted for by use of the equity method. The Company's equity in that affiliate's net assets as of December 31, 2004 and 2003, amounts to NIS 4.7 million and NIS 5.6 million, respectively and its shares in losses constitutes NIS 0.9 million, NIS 1.1 million and NIS 2.2 million in that affiliate's net loss for the years ended December 31, 2004, 2003 and 2002, respectively. The financial statements of those consolidated subsidiaries and the affiliate which were prepared in accordance with Israeli GAAP, were audited by other auditors whose reports thereon were furnished to us, and our opinion, insofar as it relates to amounts included for such subsidiaries and affiliate, before conversion to generally accepted accounting principles in the United States of America, is based solely on the reports of the other auditors.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over fmancial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

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

As explained in Note 2(1), the fmancial statements for dates and reporting periods subsequent to December 31, 2003 are stated in reported amounts, in accordance with the accounting standards of the Israel Accounting Standards Board. The fmancial statements for dates and reporting periods ended up to the aforementioned date are stated in values that were adjusted to that date according to the changes in the general purchasing power of the Israeli currency, in accordance with opinions of the Institute of Certified Public Accountants in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America. The effect of the application of the latter on the consolidated fmancial position as of December 31, 2004 and on the consolidated results of operation for the year then ended is summarized in Note 28.

As described in Note 2 (15) to the financial statements the 2002 and 2003 annual financial statements have been restated due to an expense paid by a controlling party for the Company to a third party.

/s/ Brightman Almagor & Co.

Brightman Almagor & Co.
Certified Public Accountants (Isr.)
A member firm of
Deloitte Touche Tohmatsu

Tel Aviv, March 9, 2005

                     [Letterhead of Brightman Almagor & Co.,
                   a Member Firm of Deloitte Touche Tohmatsu]

         Report of Independent Registered Public Accounting Firm To The
                                 Shareholders of
                         Tadiran Electronic System Ltd.



We have audited the accompanying balance sheets of Tadiran Electronic System ("the Company") as of December 31, 2005 and 2004 and the related statements of operations, changes in shareholders' equity and cash flows, for each of the three years, in the period ended December 31, 2005. These financial statements are the responsibility of the Company's Board of Directors and of its management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004, and the results of its operations, changes in its shareholders' equity and its cash flows for the three years, in the period ended December 31, 2005, in conformity with generally accepted accounting principles in Israel.

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


/s/ Brightman Almagor & Co.

Brightman Almagor & Co.
Certified Public Accountants

Tel Aviv, Israel
February 15, 2006

                     [Letterhead of Brightman Almagor & Co.,
                   a Member Firm of Deloitte Touche Tohmatsu]

         Report of Independent Registered Public Accounting Firm To The
                                 Shareholders of
                            Tadiran Spectralink Ltd.

We have audited the accompanying balance sheets of Tadiran Sprectralink Ltd. ("the Company") as of December 31, 2005 and 2004 and the related statements of operations, changes in shareholders' equity and cash flows, for each of the three years, in the period ended December 31, 2005. These financial statements are the responsibility of the Company's Board of Directors and of its management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004, and the results of its operations, changes in its shareholders' equity and its cash flows for the three years, in the period ended December 31, 2005, in conformity with generally accepted accounting principles in Israel.

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

Tel Aviv, Israel
February 15, 2006

           [Letterhead of Hoberman, Miller, Goldstein & Lesser, P.C.]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
Microwave Networks, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Microwave Networks, Inc. and Subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Microwave Networks, Inc. and Subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Accounting principles generally accepted in the United States vary in certain significant respects from accounting principles generally accepted in Israel. Application of accounting principles generally accepted in Israel did not have any effect on the results of operations, stockholders' equity and cash flows for the years ended December 31, 2005 and 2004.

                           /s/ Hoberman, Miller, Goldstein & Lesser, CPA'S, P.C.

New York, New York
February 3, 2006, except for the Note 6, as to which the date is March 13, 2006

                    [Letterhead of Brightman Almagor & Co.,
                   a Member Firm of Deloitte Touche Tohmatsu]

             Report Of Independent Registered Public Accounting Firm

To the Shareholders of
Koorshevel Ltd.

We have audited the accompanying balance sheets of Koorshevel (the "Company") as of December 31, 2005 and 2004 and the related statements of operations shareholders' equity, for each of the three years, in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004, and the results of operations and the changes in shareholders' equity of the Company for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in Israel.

As explained in Note 2, the financial statements for dates and reporting periods subsequent to December 31, 2003 are stated in "reported amounts", in accordance with the accounting standards of the Israel Accounting Standards Board. The financial statements for the year ended at December 31, 2003, have been prepared on the basis of historical cost adjusted for changes in the Consumer price index, in accordance with pronouncements of the Institute of Certified Public Accountants is Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America (U.S. GAAP). The effect of the application of the latter on the financial positions as of December 31, 2005 and on the results of operations for the year then ended is summarized in Note 8.

/s/ Brightman Almagor & Co.
Brightman Almagor & Co.
Certified Public Accountants (Isr.)
A member firm of Deloitte Touche Tohmatsu

Tel Aviv, March 13, 2006

           [Letterhead of Hoberman, Miller, Goldstein & Lesser, P.C.]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Board of Directors
Tadiran Electronic Industries, LLC

We have audited the accompanying balance sheets of Tadiran Electronic Industries, LLC (formerly Tadiran Electronic Industries, Inc.) as of December 31, 2005 and 2004, and the statements of operations, member's equity, and cash flows for the year ended December 31, 2005 and the consolidated statements of operations, member's equity and cash flows for the years ended December 31, 2004 and 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tadiran Electronic Industries, LLC as of December 31, 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information on pages 11 through 12 is presented for the purpose of additional analysis rather than to present the financial position and results of operations of the individual companies, and is not a required part of the basic financial statements. This additional information is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Accounting principles generally accepted in the United States vary in certain significant respects from accounting principles generally accepted in Israel. Application of accounting principles generally accepted in Israel did not have any effect on the results of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2005.

                           /s/ Hoberman, Miller, Goldstein & Lesser, CPA'S, P.C.

New York, New York
February 8, 2006

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

                                               /s/ Kost, Forer Gabbay & Kasierer

Tel-Aviv, Israel                                 KOST, FORER GABBAY & KASIERER
March 27, 2005                                  A Member of Ernst & Young Global

 [Letterhead of Kost, Forer Gabbay & Kasierer, a Member of Ernst & Young Global]

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                             TO THE SHAREHOLDERS OF

                           TADIRAN COMMUNICATIONS LTD.

         We have audited the consolidated balance sheet of Tadiran communications Ltd. ("the Company") and its subsidiaries as of December 31, 2005 (not presented separately herein), and its condensed consolidated statement of operation. This balance sheet and condensed consolidated statement of operation are the responsibility of the Company's management. Our responsibility is to express an opinion on this balance sheet and condensed consolidated statement of operation based on our audit. We did not audit the balance sheet and condensed statement of operation of a certain subsidiary (Talla-Com, Tallahassee Communications Industries, Inc.), whose assets included in consolidation constitute approximately 9.3% of total consolidated assets as of December 31, 2005. The balance sheet and condensed consolidated statement of operation of this subsidiary was audited by other independent auditors, whose report has been furnished to us, and our opinion, insofar as it relates to amounts included for this certain subsidiary, is based solely on the report of the other independent auditors.

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

         In our opinion, based on our audit and the report of other independent auditors, the consolidated balance sheet and condensed consolidated statement of operation referred to above presents fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2005 and the condensed consolidated result of operations, in conformity with generally accepted accounting principles in Israel, which differ in certain respects from accounting principles generally accepted in the United States (see Note 31 to the consolidated financial statements).

         Without qualifying our opinion, we draw attention to the matter discussed in Note 31h to the financial statements regarding the restatement of the financial statements for the year ended December 31, 2005 in order to retroactively reflect the effect of creating a tax reserve in respect of earnings of an approved enterprise.


                                               /s/ Kost, Forer Gabbay & Kasierer

Tel-Aviv, Israel                                 KOST, FORER GABBAY & KASIERER
March 5, 2006                                  A Member of Ernst & Young Global
Except for note 31, as to
which the date is May 9, 2006

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


                                               /s/ Kost, Forer Gabbay & Kasierer

Tel-Aviv, Israel                                 KOST, FORER GABBAY & KASIERER
March 20, 2006                                  A Member of Ernst & Young Global

           [Letterhead of Hoberman, Miller, Goldstein & Lesser, P.C.]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Stockholder and Board of Directors
Talla-Com, Tallahassee Communications Industries, Inc.


We have audited the accompanying consolidated balance sheets of Talla-Com, Tallahassee Communications Industries, Inc. and Subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations and retained earnings and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Talla-Com, Tallahassee Communications Industries, Inc. and Subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the years then needed, in conformity with accounting principles generally accepted in the United States of America.

Accounting principles generally accepted in the United States vary in certain significant respects from accounting principles generally accepted in Israel. Application of accounting principles generally accepted in Israel did not have any effect on the results of operations, shareholder's equity and cash flows for the years ended December 31, 2005 and 2004.


                           /s/ Hoberman, Miller, Goldstein & Lesser, CPA'S, P.C.

New York, New York
January 20, 2006

 [Letterhead of Kost, Forer Gabbay & Kasierer, a Member of Ernst & Young Global]

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                             To the shareholders of

                                 KOOR TRADE LTD.

       We have audited the accompanying consolidated balance sheets of Koor Trade Ltd. ("the Company") and its subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2005 (not presented separately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

       We did not audit the financial statements of certain subsidiaries (Agroreg PTY Limited, Koor Inter Trade (Asia) PTY Limited, SKY LINK Ltd. Zagreb, Star Medical Technology Company Limited, Advance Medical Esthetics (Thailand) Company Limited, Astracom Networks Company Limited, Agrostar Technology Limited, Astraco (Thailand) Limited, Trezor sp. z.o.o. Ltd.), whose assets included in consolidation constitute approximately 27% and 40% of total consolidated assets as of December 31, 2005 and 2004, and whose revenues included in consolidation constitute approximately 34%, 12% and 46% of total consolidated revenues for the years ended December 31, 2005, 2004 and 2003 respectively. The financial statements of these companies, presented in accordance with generally accepted accounting principles other than Israel generally accepted accounting principles and including reconciliation to United States generally accepted accounting principles, were audited by other auditors whose reports, have been furnished to us, and our opinion, insofar as it relates to the amounts utilized by Company's management (before reconciliation to Israel generally accepted accounting principles), is based solely on the reports of the other auditors.

       We did not audit the financial statements of a certain company (Balton CP Limited) the investment in which based on the equity method of accounting, amounted to NIS 12.3 million and NIS 43.1 million as of December 31, 2005 and 2004, respectively, and the Company's equity in its income (losses) amounted to NIS (33.7) million, NIS 8.8 million and NIS 1.7 million for the years ended December 31, 2005, 2004 and 2003, respectively. The financial statements of Balton CP Limited, presented in accordance with accounting principles generally accepted in the United States, were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts utilized by Company's management (before reconciliation to Israel generally accepted accounting principles), is based solely on the reports of the other auditors.

       We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts (including the Company's reconciliation of the financial statements of the aforementioned certain Companies to Israel generally accepted accounting principles) and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

       In our opinion, based on our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2005 and 2004, and the consolidated results of their operations and its cash flows for each of the three years in the period ended of December 31, 2005, in conformity with Israel generally accepted accounting principles, which differ in certain respects from those followed in the United States, as described in Note 22 to the financial statements.


                                               /s/ Kost, Forer Gabbay & Kasierer

Tel-Aviv, Israel                                 KOST, FORER GABBAY & KASIERER
March 21, 2006                                  A Member of Ernst & Young Global

                      [Letterhead of Einfeld Symonds Vince]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF AGROREG PTY LIMITED

         We have audited the accompanying balance sheets of Agroreg Pty Limited ("the Company") as of December 31, 2005 and the related statement of operation and cash flow, for the nine months period ended December 31, 2005. The financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and the results of its operations and its cash flows for the financial period ended December 31, 2005, in conformity with Australia's generally accepted accounting principles which differ in certain respects from those followed in the United States, as described in Note 1 to the financial statements.

Dated at Sydney the 1st day of February 2006

/s/ Einfeld Symonds Vince
Einfeld Symonds Vince
Chartered Accountants

/s/ Christopher Kirkwood
CHRISTOPHER KIRKWOOD
Partner

                      [Letterhead of Einfeld Symonds Vince]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF KOOR INTER-TRADE (ASIA)
PTY LIMITED AND ITS SUBSIDIARIES

         We have audited the accompanying consolidated balance sheets of Koor Inter-Trade (Asia) Pty Limited ("the Company") and its subsidiaries as at December 31, 2005 and 2004, and the related consolidated statements of operations, changes in shareholders' equity and cash flows, for each of the three years, the last of which ended December 31, 2005 (not presented separately herein). These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2005 and 2004 and the consolidated results of their operations, and their cash flows for each of the three years, the last of which ended December 31, 2005, in conformity with Australia's generally accepted accounting principles which differ in certain respects from those following in the United States, as described in Note 1 to the consolidated financial statements.


Dated at Sydney the 25th day of January 2006

/s/ Einfeld Symonds Vince
EINFELD SYMONDS VINCE

Chartered Accountants


/s/ Chris Kirkwood
CHRIS KIRKWOOD
Partner

                   [Letterhead of Revizija Zagreb Ltd Zagreb]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of SKY LINK Ltd Zagreb

1. We have audited the accompanying balance sheets of SKY LINK Ltd Zagreb, ("the Company") as of December 31, 2005 and as of December 31, 2004, and the related statements of operations, changes in shareholders' equity and cash flows for each of three years in the period ended December 31, 2005 (not presented separately herein). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

2. We conducted our audits in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the company's internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3. In our opinion based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and as of December 31, 2004, and the results of its operations and cash flows for each the three years in the period ended December 31, 2005, in conformity with Generally Accepted Accounting Principles applied in the United States of America.

                                                Yours truly,

                                                /s/ Revizija Zagreb Ltd Zagreb
                                                Revizija Zagreb Ltd Zagreb

Zagreb, January 25, 2006

                    [Letterhead of ASV & Associates Limited]


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT

To the shareholders of
Star Medical Technology Company Limited


We have audited the accompanying balance sheets of Star Medical Technology Company Limited as of 31 December 2005 and the related statements of operations, changes in shareholders' equity and cash flows for the year ended 31 December 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The balance sheet of Star Medical Technology Company Limited as of 31 December 2004 and related statements of operations, changes in shareholders' equity and cash flows as from 27 July 2004 (date of incorporation) to 31 December 2004, as presented herein for comparative purposes, were audited by other auditors, whose reports dated 5 March 2005 and 20 January 2006 expressed an unqualified opinion on those financial statements.

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

In our opinion, based on our audit, the financial statements referred to above present fairly, in all material respects, the financial position of Star Medical Technology Company Limited as of 31 December 2005 and the results of their operations and cash flows for the year ended 31 December 2005 in conformity with Thailand generally accepted accounting principles, which differ in certain respects from those followed in the United States, as described in Note 3 to the financial statements.

/s/  Kwunjai Kiatgungwalgri

Ms. Kwunjai Kiatgungwalgri
Certified Public Accountant No. 5875


Bangkok
20 January 2006

                    [Letterhead of ASV & Associates Limited]


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT

To the shareholders of
Advance Medical Esthetics (Thailand) Company Limited


We have audited the accompanying balance sheets of Advance Medical Esthetics (Thailand) Company Limited as of 31 December 2005 and the related statements of operations, changes in shareholders' equity and cash flows for the period as from 20 January 2005 (the date of incorporation) to 31 December 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, based on our audit, the financial statements referred to above present fairly, in all material respects, the financial position of Advance Medical Esthetics (Thailand) Company Limited as of 31 December 2005, and the results of their operations and cash flows for the period as from 20 January 2005 (the date of incorporation) to 31 December 2005, in conformity with Thailand generally accepted accounting principles, which differ in certain respects from those followed in the United States, as described in Note 3 to the financial statements.

/s/  Kwunjai Kiatgungwalgri

Ms. Kwunjai Kiatgungwalgri
Certified Public Accountant No. 5875


Bangkok
20 January 2006

                    [Letterhead of ASV & Associates Limited]


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT

To the shareholders of
Astracom Networks Company Limited


We have audited the accompanying balance sheets of Astracom Networks Company Limited as of 31 December 2005 and the related statements of operations, changes in shareholders' equity and cash flows for the year ended 31 December 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The balance sheet of Astracom Networks Company Limited as of 31 December 2004 and related statements of operations, changes in shareholders' equity and cash flows for each of the two years in the period ended 31 December 2004, as presented herein for comparative purposes, were audited by other auditors, whose reports dated 5 March 2005 and 20 January 2006 expressed an unqualified opinion on those financial statements.

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

In our opinion, based on our audit, the financial statements referred to above present fairly, in all material respects, the financial position of Astracom Networks Company Limited as of 31 December 2005 and the results of their operations and cash flows for the year ended 31 December 2005 in conformity with Thailand generally accepted accounting principles, which differ in certain respects from those followed in the United States, as described in Note 3 to the financial statements.

/s/  Kwunjai Kiatgungwalgri

Ms. Kwunjai Kiatgungwalgri
Certified Public Accountant No. 5875


Bangkok
20 January 2006

                    [Letterhead of ASV & Associates Limited]


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT

To the shareholders of
Agrostar Technology Limited
(Formerly Agrostar Limited)


We have audited the accompanying balance sheets of Agrostar Technology Limited as of 31 December 2005 and 2004 and the related statements of operations, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The related statements of operations, changes in shareholders' equity and cash flows for the period as from 25 June 2003 (the date of incorporation) to 31 December 2003 of Agrostar Technology Limited, as presented herein for comparative purposes, were audited by other auditors, whose reports dated 27 February 2004 and 20 January 2006 expressed an unqualified opinion on those financial statements.

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

In our opinion, based on our audit, the financial statements referred to above present fairly, in all material respects, the financial position of Agrostar Technology Limited as of 31 December 2005 and 2004 and the results of their operations and cash flows for the years then ended in conformity with Thailand generally accepted accounting principles, which differ in certain respects from those followed in the United States, as described in Note 3 to the financial statements.

/s/  Kwunjai Kiatgungwalgri

Ms. Kwunjai Kiatgungwalgri
Certified Public Accountant No. 5875


Bangkok
20 January 2006

                    [Letterhead of ASV & Associates Limited]


REPORT OF CERTIFIED PUBLIC ACCOUNTANT

To the shareholders of
Astraco (Thailand) Limited


We have audited the accompanying consolidated and company balance sheets of Astraco (Thailand) Limited as of 31 December 2005, and the related consolidated and company statements of operations, changes in shareholders' equity and cash flows for the year ended 31 December 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated and company balance sheets of Astraco (Thailand) as of 31 December 2004 and related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the two years in the period ended 31 December 2004, as presented herein for comparative purposes, were audited by other auditors, whose reports dated 3 March 2005 and 20 January 2006 expressed an unqualified opinion on those financial statements.

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

In our opinion, based on our audit, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its subsidiary as of 31 December 2005, and the consolidated results of their operations and cash flows for the year ended 31 December 2005, in conformity with Thailand generally accepted accounting principles, which differ in certain respects from those followed in the United States, as described in Note 3 to the financial statements.

/s/  Kwunjai Kiatgungwalgri

Ms. Kwunjai Kiatgungwalgri
Certified Public Accountant No. 5875


Bangkok
20 January 2006

                    [Letterhead of ELMA-POLAUDIT SP, Z.O.O.]


            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                             To the Shareholders of
                             Trezor sp. z.o.o. LTD.


         We have audited the accompanying balance sheets of Trezor sp. z.o.o. Ltd. Company (the "Company") as at December 31, 2005 and the related statements of operations in shareholder's equity and cash flows, for the period started in May and ended December 31, 2005. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and the results of their operations and their cash flows for the period started in May and ended December 31, 2005, in conformity with accounting principles generally in the United States.


Signed                                            /s/  Krzysztof Burnos
Partner name:                                     KRZYSZTOF BURNOS
Firm name:                                        ELMA-POLAUDIT SP. Z.O.O.
Country:                                          POLAND
Date:                                             FEBRUARY 20, 2006

             [Letterhead of Blick Rothenberg, Chartered Accountants]


Report of Independent Registered Accounting Firm to the Shareholders of Balton CP Limited


We have audited the accompanying consolidated balance sheets of Balton CP Limited ("the company") at December 31, 2005 and 2004, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the company's Board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, based on our audits, the financial statements referred to above present fairly, in all material respects, the financial position of the company and its subsidiary undertakings as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the three years in the three-year period ended of December 31, 2005, in conformity with accounting principles generally accepted in United States.


/s/ Blick Rothenberg

Blick Rothenberg
Chartered Accountants
London, England

21 March 2006

                                                 Makhteshim-Agan Industries Ltd.

Financial Statements as at December 31, 2005
--------------------------------------------------------------------------------


Contents


                                                                          Page


Auditors' Report                                                         F-148


Consolidated Balance Sheets                                              F-149


Company Balance Sheets                                                   F-151


Consolidated Statements of Income                                        F-152


Company Statements of Income                                             F-153


Statements of Changes in Shareholders' Equity                            F-154


Consolidated Statements of Cash Flows                                    F-156


Company Statements of Cash Flows                                         F-158


Notes to the Financial Statements                                        F-160


Appendix to the Financial Statements - Schedule of Investee Companies    F-236

       [Letterhead of Somekh Chaikin, a Member Firm of KPMG International]


Report of Independent Registered Public Accounting Firm

The Shareholders of Makhteshim-Agan Industries Ltd.

We have audited the accompanying balance sheets of Makhteshim-Agan Industries Ltd. (hereinafter - "the Company") as at December 31, 2005 and 2004, and the consolidated balance sheets of the Company and its subsidiaries (hereinafter - the "consolidated") as at such dates, and the related statements of income, changes in shareholders' equity and cash flows - Company and consolidated - for each of the years in the three year period ended December 31, 2005. These financial statements are the responsibility of the Company's Board of Directors and its Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain subsidiaries, which statements constituting 3.3% and 5% of the total consolidated assets as at December 31, 2005 and 2004, respectively, and total revenues constituting 3.4%,
(4)% and (6)% of the total consolidated revenues for each of the years in the three year period ended December 31, 2005, respectively. The financial statements of those subsidiaries were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to the amounts included for those companies, is based solely on such reports of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's Board of Directors and by its Management, as well as evaluating the overall financial-statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and on the reports of other auditors, the financial statements referred to above present fairly, all material respects, the financial position of the Company and the consolidated financial position of the Company and its subsidiaries, as at December 31, 2005 and 2004, and their results of the operations, the changes in the shareholders' equity and their cash flows - Company and consolidated - for each of the years in the three year period ended December 31, 2005, in conformity with generally accepted accounting principles in Israel. Furthermore, in our opinion, these statements are prepared in accordance with the Securities Regulations (Preparation of Annual Financial Statements), 1993.

Accounting Principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America (US GAAP). Information related to the nature and effect of such differences is presented in Note 34 of the financial statements.

As explained in Note 2A., these financial statements are prepared in U.S. dollars, which the company has designated as its functional currency.

/s/ Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International

Tel-Aviv, Israel
March 8, 2006


Consolidated Balance Sheets
---------------------------------------------------------------------------------------------


                                                                    As at December 31
                                                            --------------------------------
                                                                      2005              2004
                                                            --------------   ---------------
                                                   Note      US$ thousands     US$ thousands
--------------------------------------------------------------------------------------------
Current assets
Cash and cash equivalents                                          71,293             40,477
Short-term investments                                              1,269              1,563
Trade receivables                                      3          383,246            369,209
Other receivables                                      4           86,414             77,219
Inventories                                            6          566,416            460,870
                                                            -------------       -------------
                                                                1,108,638            949,338
                                                            -------------       -------------

Long-term investments, loans and receivables           8           22,684             22,070


Fixed assets                                           9
Cost                                                              884,480            824,544
Less - accumulated depreciation                                   421,114            388,805
                                                            -------------       -------------
                                                                  463,366            435,739
                                                            -------------       -------------
Other long-term assets and deferred expenses          10
Cost                                                              812,516            743,310
Less - accumulated amortization                                   277,462            215,890
                                                            -------------       -------------
                                                                  535,054            527,420
                                                            -------------       -------------




                                                            -------------       -------------
                                                                2,129,742          1,934,567
                                                            =============       =============

                                                                         Makhteshim-Agan Industries Ltd.

--------------------------------------------------------------------------------------------------------


                                                                              As at December 31
                                                                        --------------------------------
                                                                                  2005              2004
                                                                        --------------   ---------------
                                                               Note      US$ thousands     US$ thousands
--------------------------------------------------------------------------------------------------------

Current liabilities
Credit from banks                                                 11          248,038            140,021
Trade payables                                                    12          338,598            325,945
Other payables                                                    13          197,173            192,405
Proposed dividend payable                                                      14,058             11,200
                                                                        --------------   ---------------
                                                                              797,867            669,571
                                                                        --------------   ---------------
Long-term liabilities
Loans from banks                                                  14           35,584             93,023
Convertible debentures                                            15                -            150,000
Other long-term liabilities                                       16            4,314              9,337
Deferred taxes, net                                               17           59,801             54,354
Employee severance benefits, net                                  18           28,014             26,709
                                                                        --------------   ---------------
                                                                              127,713            333,423
                                                                        --------------   ---------------

Minority interest                                                              28,586             18,756
                                                                        --------------   ---------------
Commitments and contingent liabilities                            19

Convertible debentures                                            15           40,479             38,322
                                                                        --------------   ---------------
Shareholders' equity                                              21        1,135,097            874,495
                                                                        --------------   ---------------



                                                                        --------------   ---------------
                                                                            2,129,742          1,934,567
                                                                        ==============   ===============


/s/ Danny Biran                                /s/ Shlomo Yanai                     /s/ Eli Assraf
----------------------------------             ----------------------------------   ---------------------------
Danny Biran                                    Shlomo Yanai                         Eli Assraf
Chairman of the Board of Directors             Chief Executive Officer              Chief Financial Officer


Approval date of the financial statements:  March 8, 2006


The notes and appendix to the financial statements are an integral part thereof.


                                                                            Makhteshim-Agan Industries Ltd.

Company Balance Sheets
----------------------------------------------------------------------------------------------------------


                                                                                As at December 31
                                                                          --------------------------------
                                                                                    2005              2004
                                                                          --------------   ---------------
                                                                 Note      US$ thousands     US$ thousands
----------------------------------------------------------------------------------------------------------

Current assets
Cash and cash equivalents                                                         8,837              2,649
Short-term investments                                                                -              1,900
Other receivables                                                   4            14,613             11,699
Loans to investee companies                                         5            39,880             30,959
                                                                          --------------   ---------------
                                                                                 63,330             47,207
                                                                          --------------   ---------------
Long-term investments, loans and receivables
Investee companies                                                  7         1,171,531          1,008,999
Bank deposits                                                       8            19,176             19,016
Deferred taxes, net                                                17             7,234              6,674
                                                                          --------------   ---------------
                                                                              1,197,941          1,034,689
                                                                          --------------   ---------------

Office furniture and equipment, net                                                 769                601
                                                                          --------------   ---------------
Deferred expenses                                                   10              346              2,458
                                                                          --------------   ---------------
                                                                              1,262,386          1,084,955
                                                                          ==============   ===============
Current liabilities
Credit from banks                                                  11            59,000                  -
Other payables                                                     13             9,887              6,760
Proposed dividend payable                                                        14,200             11,200
                                                                          --------------   ---------------
                                                                                 83,087             17,960
                                                                          --------------   ---------------
Long-term liabilities
Convertible debentures                                              15                -            150,000
Employee severance benefits, net                                    18            4,136              4,591
                                                                          --------------   ---------------
                                                                                  4,136            154,591
                                                                          --------------   ---------------

Commitments and contingent liabilities                             19

Convertible debentures                                             15            40,066             37,909
                                                                          --------------   ---------------
Shareholders' equity                                               21         1,135,097            874,495
                                                                          --------------   ---------------
                                                                              1,262,386          1,084,955
                                                                          ==============   ===============


/s/ Danny Biran                                /s/ Shlomo Yanai                     /s/ Eli Assraf
----------------------------------             ---------------------------          -----------------------------
Danny Biran                                    Shlomo Yanai                         Eli Assraf
Chairman of the Board of Directors             Chief Executive Officer              Chief Financial Officer


Approval date of the financial statements:  March 8, 2006


The notes and appendix to the financial statements are an integral part thereof.


                                                                                            Makhteshim-Agan Industries Ltd.

Consolidated Statements of Income
-----------------------------------------------------------------------------------------------------------------------------



                                                                                    For the year ended December 31
                                                                          ---------------------------------------------------
                                                                                   2005               2004              2003
                                                                          --------------   ---------------   ----------------
                                                                 Note     US$ thousands      US$ thousands     US$ thousands
                                                            ---------     --------------   ---------------   ----------------

Revenues                                                           23         1,740,717         1,539,702          1,177,255
Cost of sales                                                      24         1,059,715           943,908            730,305
                                                                          --------------   ---------------   ----------------
Gross profit                                                                    681,002           595,794            446,950
                                                                          --------------   ---------------   ----------------
Expenses
Research and development, net                                      25            20,628            19,480             16,820
Selling and marketing                                              26           267,918           220,212            163,836
General and administrative                                         27            61,386            66,915             53,899
                                                                          --------------   ---------------   ----------------
                                                                                349,932           306,607            234,555
                                                                          --------------   ---------------   ----------------
Operating income                                                                331,070           289,187            212,395

Financing expenses, net                                            28            34,573            27,571             37,956
                                                                          --------------   ---------------   ----------------
Income before other expenses, net                                               296,497           261,616            174,439

Other expenses, net                                                29            44,211            42,735             38,245
                                                                          --------------   ---------------   ----------------
Income before taxes on income                                                   252,286           218,881            136,194

Taxes on income                                                    17            39,952            52,334             32,618
                                                                          --------------   ---------------   ----------------
Income after taxes on income                                                    212,334           166,547            103,576

Minority interest in income of
 subsidiaries, net                                                               (4,816)           (1,020)              (802)
                                                                          --------------   ---------------   ----------------
Income from continuing operations                                               207,518           165,527            102,774

Cumulative effect as at beginning of the
 year of change in accounting method                             2(R)            (2,025)                 -                  -
                                                                          --------------   ---------------   ----------------
Net income                                                                      205,493           165,527            102,774
                                                                          ==============   ===============   ================

                                                                                     US$              US$                US$
                                                                          --------------   ---------------   ----------------
Earnings per share                                                31
Basic earnings per share of NIS 1 par value                                         0.44             0.39               0.26
                                                                          ==============   ===============   ================
Fully diluted earnings per share of NIS 1
 par value                                                                          0.44             0.37               0.25
                                                                          ==============   ===============   ================


The notes and appendix to the financial statements are an integral part thereof.


                                                                                              Makhteshim-Agan Industries Ltd.

Company Statements of Income
-----------------------------------------------------------------------------------------------------------------------------


                                                                                    For the year ended December 31
                                                                          ---------------------------------------------------
                                                                                   2005               2004              2003
                                                                          --------------   ---------------   ----------------
                                                                 Note     US$ thousands      US$ thousands     US$ thousands
                                                        -------------     --------------   ---------------   ----------------

Income
Company's equity in income of investee
 companies, net                                                                 217,362           163,406            104,015
Management fees from investee companies                                          14,208            13,559             10,007
                                                                          --------------   ---------------   ----------------
                                                                                231,570           176,965            114,022
                                                                          --------------   ---------------   ----------------
Expenses
Research and development, net                                                         -                 -                401
General and administrative                                         27            12,990            15,371             13,927
                                                                          --------------   ---------------   ----------------
                                                                                 12,990            15,371             14,328
                                                                          --------------   ---------------   ----------------
Operating income                                                                218,580           161,594             99,694

Financing expenses (income), net                                   28             9,055            (5,036)              (598)
                                                                          --------------   ---------------   ----------------
Income before other expenses                                                    209,525           166,630            100,292

Other expenses (income), net                                                          6             1,850                 (4)
                                                                          --------------   ---------------   ----------------
Income before taxes on income                                                   209,519           164,780            100,296

Taxes on income                                                    17             4,026              (747)            (2,478)
                                                                          --------------   ---------------   ----------------
Net income                                                                      205,493           165,527            102,774
                                                                          ==============   ===============   ================

                                                                                     US$                US$               US$
                                                                          --------------   ---------------   ----------------

Earnings per share                                                 31
Basic earnings per share of NIS 1 par value                                         0.44              0.39              0.26
                                                                          ==============   ===============   ================
Fully diluted earnings per share of NIS 1
 par value                                                                          0.44              0.37              0.25
                                                                          ==============   ===============   ================


The notes and appendix to the financial statements are an integral part thereof.

                                                                                      Makhteshim-Agan Industries Ltd.

Statements of Changes in Shareholders' Equity
---------------------------------------------------------------------------------------------------------------------



                                                                                       Receipts from
                                                               Share         Premium     issuance of         Capital
                                                             capital       on shares         options        reserves
                                                       -------------   -------------   -------------   -------------
                                                       US$ thousands   US$ thousands   US$ thousands   US$ thousands
                                                       -------------   -------------   -------------   -------------
Balance as at December 31, 2002                             101,804         357,324           4,046          (7,279)
Employee options exercised                                      581            (581)              -               -
Conversion of convertible debentures into shares              1,270          11,331               -               -
Options exercised                                               138           1,469            (134)              -
Adjustments deriving from translation of
 financial statements of investee companies                       -               -               -           1,886
Dividend                                                          -               -               -               -
Proposed dividend payable                                         -               -               -               -
Dividend proposed subsequent to the balance sheet date            -               -               -               -
Net income for the year ended December 31, 2003                   -               -               -               -
                                                       -------------   -------------   -------------   -------------

Balance as at December 31, 2003                             103,793         369,543           3,912          (5,393)
Employee options exercised                                      578            (578)              -               -
Conversion of convertible debentures into shares              3,974          35,581               -               -
Options exercised                                               913           9,637            (903)              -
Adjustments deriving from translation of
 financial statements of investee companies                       -               -               -           2,825
Realization of treasure stoke (see
 Note 21C)                                                        -           3,304               -               -
Dividend                                                          -               -               -               -
Proposed dividend payable                                         -               -               -               -
Dividend proposed subsequent to the balance sheet date            -               -               -               -
Net income for the year ended December 31, 2004                   -               -               -               -
                                                       -------------   -------------   -------------   -------------
Balance as at December 31, 2004                             109,258         417,487           3,009          (2,568)


[Table continued - Statements of Changes]

                                                              Dividend
                                                              proposed                   Company shares
                                                            subsequent                      held by the
                                                        to the balance         Retained     Company and
                                                            sheet date         earnings  by a subsidiary           Total
                                                        --------------   --------------  ---------------  --------------
                                                         US$ thousands    US$ thousands   US$ thousands    US$ thousands
                                                        --------------   --------------  ---------------  --------------

Balance as at December 31, 2002                                 9,500          157,940         (15,428)         607,907
Employee options exercised                                          -                -               -                -
Conversion of convertible debentures into shares                    -                -               -           12,601
Options exercised                                                   -                -               -            1,473
Adjustments deriving from translation of
 financial statements of investee companies                         -                -               -            1,886
Dividend                                                       (9,500)         (16,600)              -          (26,100)
Proposed dividend payable                                           -           (7,000)              -           (7,000)
Dividend proposed subsequent to the balance sheet date          7,200           (7,200)              -                -
Net income for the year ended December 31, 2003                     -          102,774               -          102,774
                                                        --------------   --------------  ---------------  --------------

Balance as at December 31, 2003                                 7,200          229,914         (15,428)         693,541
Employee options exercised                                          -                -               -                -
Conversion of convertible debentures into shares                    -                -               -           39,555
Options exercised                                                   -                -               -            9,647
Adjustments deriving from translation of
 financial statements of investee companies                         -                -               -            2,825
Realization of treasure stoke (see
 Note 21C)                                                          -                -           4,196            7,500
Dividend                                                       (7,200)         (25,700)              -          (32,900)
Proposed dividend payable                                           -          (11,200)              -          (11,200)
Dividend proposed subsequent to the balance sheet date         12,700          (12,700)              -                -
Net income for the year ended December 31, 2004                     -          165,527               -          165,527
                                                        --------------   --------------  ---------------  --------------
Balance as at December 31, 2004                                12,700          345,841         (11,232)         874,495

                                                                                         Makhteshim-Agan Industries Ltd.

Statements of Changes in Shareholders' Equity (cont'd)
----------------------------------------------------------------------------------------------------------------------



                                                                                        Receipts from
                                                               Share         Premium      issuance of         Capital
                                                             capital       on shares          options        reserves
                                                       -------------   -------------    -------------   -------------
                                                       US$ thousands   US$ thousands    US$ thousands   US$ thousands
                                                       -------------   -------------    -------------   -------------

Balance as at December 31, 2004                             109,258         417,487            3,009          (2,568)
Employee options exercised                                      416            (416)               -               -
Conversion of convertible debentures into shares              7,807         138,852                -               -
Options exercised                                             2,910          31,014           (3,009)              -
Adjustments deriving from translation of
 financial statements of investee companies                       -               -                -          (2,701)
Realization of treasury stoke (see Note 21C)                      -           2,324                -               -
Acquisition of Company shares (see Note 21D)                      -               -                -               -
Tax benefit from options to employees                             -               -                -           1,554
Dividend                                                          -               -                -               -
Dividend proposed subsequent to the balance sheet date            -               -                -               -
Net income for the year ended December 31, 2005                   -               -                -               -
                                                       -------------   -------------    -------------   -------------
Balance as at December 31, 2005                             120,391         589,261                -          (3,715)
                                                       -------------   -------------    -------------   -------------


Table - continued

                                                               Proposed
                                                               dividend                   Company shares
                                                             subsequent                      held by the
                                                             to balance         Retained  Company and by
                                                             sheet date         earnings  a subsidiary              Total
                                                          -------------    -------------   -------------    -------------
                                                          US$ thousands    US$ thousands   US$ thousands    US$ thousands
                                                          -------------    -------------   -------------    -------------
Balance as at December 31, 2004                                 12,700          345,841         (11,232)         874,495
Employee options exercised                                           -                -               -                -
Conversion of convertible debentures into shares                     -                -               -          146,659
Options exercised                                                    -                -               -           30,915
Adjustments deriving from translation of
 financial statements of investee companies                          -                -               -           (2,701)
Realization of treasury stoke (see Note 21C)                         -                -           1,524            3,848
Acquisition of Company shares (see Note 21D)                         -                -         (65,661)         (65,661)
Tax benefit from options to employees                                -                -                -           1,554
Dividend                                                       (12,700)         (46,805)               -         (59,505)
Dividend proposed subsequent to the balance sheet date           23,500         (23,500)               -               -
Net income for the year ended December 31, 2005                      -          205,493                -         205,493
                                                          -------------    -------------   -------------    -------------
Balance as at December 31, 2005                                  23,500         481,029         (75,369)       1,135,097
                                                          -------------    -------------   -------------    -------------

The notes and appendix to the financial statements are an integral part thereof.


                                                                                              Makhteshim-Agan Industries Ltd.

Consolidated Statements of Cash Flows
-----------------------------------------------------------------------------------------------------------------------------


                                                                                   For the year ended December 31
                                                                           --------------------------------------------------
                                                                                    2005              2004               2003
                                                                           -------------     -------------      -------------
                                                                           US$ thousands     US$ thousands      US$ thousands
                                                                           -------------     -------------      -------------

Cash flows from operating activities
Net income                                                                      205,493           165,527            102,774
Adjustments to reconcile net income to net cash flows
 from operating activities (see A. below)                                       (22,335)           50,126            146,466
                                                                           -------------     -------------      -------------
Net cash provided by operating activities                                       183,158           215,653            249,240
                                                                           -------------     -------------      -------------
Cash flows from investing activities
Acquisition of fixed assets                                                     (50,415)          (38,823)           (33,606)
Investment grant received                                                         1,226               686              1,937
Additions to other assets                                                       (38,270)          (33,749)           (20,463)
Purchase of products and intangible assets                                            -                 -            (50,876)
Short-term investments, net                                                         194              (463)              (241)
Investments in newly consolidated companies (see B. below)                       (8,882)          (72,152)            (3,282)
Proceeds from disposal of fixed and other assets                                    334               574              2,049
Proceeds from sale of long-term investments                                           -             2,819                406
Other long-term investments                                                           -              (828)            (2,963)
Acquisition of minority interest in subsidiaries                                   (970)           (1,056)                 -
                                                                           -------------     -------------      -------------
Net cash used in investing activities                                           (96,783)         (142,992)          (107,039)
                                                                           -------------     -------------      -------------
Cash flows from financing activities
Receipt of long-term loans from banks                                             3,846            24,700             97,693
Repayment of long-term loans and liabilities from banks
 and others                                                                     (85,075)         (227,851)          (148,251)
Issuance of convertible debentures less issuance expenses                             -           147,450                  -
Realization of Company debentures by a subsidiary                                     -                 -              4,301
Increase (decrease) in short-term credit from banks and
 others, net                                                                    119,457             4,222            (84,801)
Proceeds from options exercised                                                  30,915             9,647              1,473
Acquisition of Company shares                                                   (65,661)                -                  -
Dividend to shareholders                                                        (56,647)          (39,900)           (26,100)
Dividend to minority shareholders in subsidiaries                                (2,394)             (301)              (241)
                                                                           -------------     -------------      -------------
Net cash used in financing activities                                           (55,559)          (82,033)          (155,926)
                                                                           -------------     -------------      -------------
Increase (decrease) in cash and cash equivalents                                 30,816            (9,372)           (13,725)

Cash and cash equivalents at beginning of the year                               40,477            49,849             63,574
                                                                           -------------     -------------      -------------

Cash and cash equivalents at end of the year                                     71,293            40,477             49,849
                                                                           =============     =============      =============


The notes and appendix to the financial statements are an integral part thereof.


                                                                                   Makhteshim-Agan Industries Ltd.

Consolidated Statements of Cash Flows (cont'd)
--------------------------------------------------------------------------------------------------------------------


                                                                         For the year ended December 31
                                                                 --------------------------------------------------
                                                                          2005              2004               2003
                                                                 -------------     -------------      -------------
                                                                 US$ thousands     US$ thousands      US$ thousands
                                                                 -------------     -------------      -------------

A. Adjustments to reconcile net income to net cash flows from operating activities:

Revenues and expenses not affecting operating cash flows
Depreciation and amortization                                          95,964            82,624             75,673
Adjustment of long-term liabilities to banks and others                (1,127)            1,791              2,537
Minority interest in income of subsidiaries, net                        4,816             1,020                802
Increase in employee severance benefits, net                            1,533             1,973              4,358
Deferred taxes, net                                                     7,830              (163)             3,233
Amortization of discount on convertible debentures                        497               916                978
Capital loss on disposal of fixed and other assets, net                 1,665               511                858
Provision for loss with respect to options granted to
 employees of subsidiaries                                                 55             2,090                330
Gain on issuance of a subsidiary to a third party                           -              (926)                 -

Changes in operating assets and liabilities
Increase in trade and other receivables                               (17,076)          (53,236)           (48,358)
Increase in inventories                                               (84,322)          (69,345)           (15,323)
Increase (decrease) in trade and other payables                       (32,170)           82,871            121,378
                                                                 -------------     -------------      -------------
                                                                      (22,335)           50,126            146,466
                                                                 =============     =============      =============

B.   Investments in newly consolidated companies

Working capital (excluding cash and cash equivalents)                  (7,158)           (6,485)           (2,777)
Fixed assets, net                                                      (2,040)           (2,258)             (506)
Other assets, net                                                      (8,027)          (63,081)                -
Goodwill created on acquisition                                        (5,264)          (41,851)              (43)
Long-term liabilities                                                   1,240            33,896                44
Exercise of Company shares held by a subsidiary                         3,848             7,500                 -
Minority interest                                                       8,519             6,398                 -
                                                                 -------------     -------------      -------------
                                                                       (8,882)          (65,881)           (3,282)
                                                                 =============     =============      =============
Repayment of liability in respect of investee company
 previously acquired                                                        -            (6,271)                -
                                                                 -------------     -------------      -------------
                                                                       (8,882)          (72,152)           (3,282)
                                                                 =============     =============      =============

C.  Non-cash activities

Acquisition of other assets                                           22,448              6,287              1,516
                                                                 =============     =============      =============
Acquisition of fixed assets on supplier credit                        13,029                  -              3,904
                                                                 =============     =============      =============
Acquisition of subsidiary shares in exchange for
 Company shares                                                        3,848                  -                  -
                                                                 =============     =============      =============


                                                                                    Makhteshim-Agan Industries Ltd.

Company Statements of Cash Flows
---------------------------------------------------------------------------------------------------------------------


                                                                          For the year ended December 31
                                                                  --------------------------------------------------
                                                                           2005              2004               2003
                                                                  -------------     -------------      -------------
                                                                  US$ thousands     US$ thousands      US$ thousands
                                                                  -------------     -------------      -------------

Cash flows from operating activities
Net income                                                             205,493           165,527          102,774
Adjustments to reconcile net income to cash flows from
 operating activities (see A. below)                                  (165,918)         (130,946)         (67,443)
                                                                  -------------     -------------      -------------
Net cash provided by operating activities                               39,575            34,581           35,331
                                                                  -------------     -------------      -------------

Cash flows from investing activities
Investment in investee companies                                        (2,313)           (3,938)          (5,501)
Long-term loans to investee companies                                   (4,669)         (135,582)            (326)
Repayment of long-term loans to investee companies                           -                 -           21,623
Short-term credit to investee companies, net                             5,181            (9,056)           2,850
Acquisition of fixed assets                                               (400)             (431)            (221)
Investment in short-term bank deposits, net                                  -             3,554            3,687
Realization of long-term bank deposits                                   1,900            10,000           25,000
Proceeds from sales of fixed assets                                          -                 8               10
                                                                  -------------     -------------      -------------
Net cash provided by (used in) investing activities                       (301)         (135,445)          47,122
                                                                  -------------     -------------      -------------

Cash flows from financing activities
Issuance of convertible debentures less issuance expenses                    -           147,450                -
Proceeds from options exercised                                         30,915             9,647            1,473
Dividend to shareholders                                               (57,340)          (39,900)         (26,100)
Acquisition of Company shares                                          (65,661)                -                -
Repayment of long-term loans from banks                                      -           (16,875)          (4,500)
Increase (decrease) in short-term credit from banks, net                59,000                 -          (50,684)
                                                                  -------------     -------------      -------------
Net cash provided by (used in) financing activities                    (33,086)          100,322          (79,811)
                                                                  -------------     -------------      -------------

Increase (decrease) in cash and cash equivalents                         6,188              (542)           2,642

Cash and cash equivalents at beginning of the year                       2,649             3,191              549
                                                                  -------------     -------------      -------------

Cash and cash equivalents at end of the year                             8,837             2,649            3,191
                                                                  =============     =============      =============


The notes and appendix to the financial statements are an integral part thereof.


                                                                                    Makhteshim-Agan Industries Ltd.

Company Statements of Cash Flows (cont'd)
--------------------------------------------------------------------------------------------------------------------


                                                                           For the year ended December 31
                                                                 --------------------------------------------------
                                                                          2005              2004               2003
                                                                 -------------     -------------      -------------
                                                                 US$ thousands     US$ thousands      US$ thousands
                                                                 -------------     -------------      -------------

A. Adjustments to reconcile net income to net cash flows from operating activities

Revenues and expenses not affecting operating cash flows:

Depreciation and amortization                                             663             1,235               741
Capital loss (gain) on disposal of fixed assets                             6                25                (4)
Equity in operating results net of dividend received
 in cash                                                             (153,575)         (122,931)          (74,153)
Increase (decrease) in employee severance benefits, net                  (455)              680             1,660
Amortization of discount on convertible debentures                        497               916               978
Adjustment of long-term investments                                      (160)           (5,333)              731
Deferred taxes, net                                                       968              (749)           (2,507)

Changes in operating assets and liabilities:
Decrease (increase) in other receivables                              (17,016)           (5,143)            2,362
Increase in other payables                                              3,154               354             2,749
                                                                 -------------     -------------      -------------

                                                                     (165,918)         (130,946)          (67,443)
                                                                 =============     =============      =============

The notes and appendix to the financial statements are an integral part thereof.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
-------------------------------------------------------------------------------


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

         (4)      Proportionately          - Companies, including partnerships,
                  consolidated               whose financial statements are
                  companies                  consolidated, directly or
                                             indirectly, with those of the
                                             Company by the proportionate
                                             consolidation method.

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

         (8)      Controlling             -  As defined in the Securities
                                             Regulations (Financial Statement
                                             Presentation of shareholders
                                             Transactions between a Company and
                                             a Controlling Shareholder Therein),
                                             1996.

         (9)      CPI                     -  The Consumer Price Index as
                                             published by the Central Bureau of
                                             Statistics.

         (10)     Dollar                  -  The US dollar.


         B.       Description of the Company and its activity

         1. The Company is engaged through, its local and foreign investee companies primarily in the manufacture and marketing of pesticides, intermediate materials for other industries and synthetic fragrances, mainly for export. The Company is held by Koor Industries Ltd. (Koor). As at December 31, 2005, Koor holds 30.33% of the Company's shares whereas on December 31, 2004, Koor held 38.6% of the Company's shares.

                  The Company was established on December 8, 1997 for the purpose of executing a plan for implementing changes in the holdings in Makhteshim Chemical Works Ltd. (Makhteshim) and Agan Chemical Industries Ltd. (Agan), as described below.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
-------------------------------------------------------------------------------


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

                  - Pursuant to the exchange ratio that was determined based on the opinion of economic appraisers, the shareholders of Makhteshim received 2.446 shares of the Company for each share of Makhteshim, and the shareholders of Agan (excluding Makhteshim) received
                         10.247 shares of the Company for each share of Agan.

                  Following the implementation of the above-mentioned transactions, the Company fully owns and controls Makhteshim and Agan.


Note 2 - Reporting Principles and Accounting Policy

A.       Financial statements in US dollars

         General:

         The Company and its Israeli subsidiaries maintain their current accounting records in nominal shekels and dollars using a multi-currency system. Since most of the Group's revenues are received in dollar and the principal raw materials and fixed assets are purchased in dollar, the dollar is the principal currency of the economic environment in which the Group operates ("the functional currency"). Accordingly, the dollar is the measurement and reporting currency in these financial statements. It should not be construed that the translated amounts actually represent or can be converted into dollars, unless otherwise indicated in these statements.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
-------------------------------------------------------------------------------


Note 2 - Reporting Principles and Accounting Policy (cont'd)

         A.       Financial statements in US dollars (cont'd)

         1.       Balance sheet:

                  a) Non-monetary items (items, the stated amounts of which reflect their historical value upon acquisition or creation) that were acquired in a currency other than the dollar, are translated according to the exchange rate of the dollar on their date of acquisition or creation. The following items are treated as non-monetary items: fixed assets and the related accumulated depreciation, inventory, other assets, deferred expenses and the related accumulated amortization, and shareholders' equity items which derive from funds invested by shareholders.

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

                  c) Monetary items (items, the amounts of which as stated in the balance sheet reflect current or realizable values, as at the balance sheet date) are translated into dollars at the exchange rate at the balance sheet date.

         2.       Statement of income:

                  a) The components of the statement of income reflecting transactions carried out during the year - sales, purchases, labor costs, etc. - in a currency other than the dollar, are translated according to the exchange rate of the dollar on the date of the cash flow or balance sheet date, whichever earlier. Changes in monetary balances denominated in currencies other than the functional currency arising from movement in the exchange rates are included in the specific expense or income items to which they relate.

                  b) The components of the statement of income relating to non-monetary balance sheet items have been translated according to the same exchange rate used for translating the related balance sheet items (mainly: changes in inventory, depreciation and amortization, capital gains, etc.).

                  c) The Company's equity in operating results of investees is determined on the basis of the financial statements of those companies.

                  d)       Taxes on income:

                           Current taxes are composed of payments on account during the year, plus amounts due as at the balance sheet date (or net of amounts refundable at the balance sheet date). The payments on account are translated according to the exchange rate of the dollar on the date of each payment, while the amounts due or refundable are included without adjustment. Therefore, current taxes also include the expense or income resulting from the erosion of the payments on account, from the payment date until the balance sheet date.
                           Deferred taxes - see Note 2R and Note 17G.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
-------------------------------------------------------------------------------


Note 2 - Reporting Principles and Accounting Policy (cont'd)

         B.       Dividend proposed subsequent to the balance sheet date

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


         C.       Foreign investee companies

         As of January 1, 2004, the Company applies Accounting Standard No. 13, "Effect of changes in Exchange Rates of Foreign Currency". The Standard discusses the translation of transactions in foreign currency and the translation of financial statements of foreign operations for purposes of including them in the financial statements of the reporting entity. The Standard provides principles for classifying foreign operations as an autonomous foreign investee or as an integrated investee, on the basis of the indications described in the standard and the use of discretion, and it provides the method for translating the financial statements of autonomous foreign investees.

         The financial statements of foreign investees that are integral to the Group's operations based on the criteria provided in Accounting Standard No. 13, are translated into dollars as follows: non-monetary items in the balance sheet are translated at the historical exchange rates as at the transaction date whereas monetary balance sheet items are translated at the exchange rate in effect on the balance sheet date. Items in the statement of income are translated at average exchange rates, except for revenues and expenses, translated using historical exchange rates due to their relationship to non-monetary items that are also were translated based on the historical exchange rates. Translation differences are recorded in the statement of income.

         The financial statements of foreign investees that operate as "autonomous entities" based on the criteria provided in Accounting Standard No. 13, are translated into dollars as follows: monetary and non-monetary balance sheet items are translated based on the closing exchange rate. Commencing from January 1, 2004, a balance of goodwill created on acquisition of an autonomous investee entity overseas is treated as an asset of that entity and is translated based on the closing rate.

         Items in the statement of income are translated at the exchange rate on the transaction date. Translation differences are recorded in the statement of income in a separate category in the shareholders' equity section ("adjustments deriving from translation of financial statements of investee companies") up to the time of realization of the net investment.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
-------------------------------------------------------------------------------


Note 2 - Reporting Principles and Accounting Policy (cont'd)

         D.       Consolidated financial statements

         (1) The consolidated financial statements of the group are prepared in conformity with generally accepted accounting principles in Israel and include the financial statements of those companies that it controls. Companies, which are under joint control are consolidated by the proportionate consolidation method.

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

                  The goodwill is presented in the consolidated balance sheet in the category "other assets and deferred expenses" and is amortized in the "other expenses" item (regarding the amortization period, see Section M., below).

         (5) The consolidated financial statements include the share of assets, liabilities, income and expenses of proportionately consolidated subsidiaries, based on the percentage interest held in these companies.

         (6) Intercompany balances and transactions, including profits on intercompany sales which have not yet been realized outside the Group, are eliminated in consolidation.


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

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
-------------------------------------------------------------------------------


Note 2 - Reporting Principles and Accounting Policy (cont'd)

         G.       Short-term investments

         Marketable securities held as a short-term investment are stated at their market value as of the balance sheet date. Changes in the value of the marketable securities are fully recognized on a current basis.


         H.       Allowance for doubtful accounts

         The financial statements include an allowance for specific doubtful accounts, which fairly reflects, in Management's estimation, the loss expected from receivables the collection of which is doubtful. Management determines the allowance, based, in part, on an evaluation of credit risk using available information regarding the financial position of the debtors, the extent of their activities and evaluation of collateral received from them. The financial statements include specific allowances for doubtful accounts and, as mentioned in Section I., below, with respect to trade receivables included in the framework of a subordinated capital note received as part of a securitization transaction.

         In addition, the financial statements also include a general allowance for doubtful debts, which in the opinion of Management reflects the risk included in the debts of its customers beyond the risk for which specific allowances were made.


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

         - Finished products and work in progress on the basis of average production cost including materials, labor and manufacturing overhead expenses.


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

         (2)      Goodwill amortization - see Note 2M.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
-------------------------------------------------------------------------------


Note 2 - Reporting Principles and Accounting Policy (cont'd)

         L.       Fixed assets

         (1)      Fixed assets are presented at cost.

         (2) The cost of assets includes financing expenses related to the financing of their construction during the pre-operation period. The financing expenses were capitalized as follows:

                  A. Where the assets under construction are financed by specific credit - the financing expenses relating to such credit.

                  B. Where the financing is not made by specific credit - by using a rate representing the weighted average cost rate of the credit sources, the cost of which was not otherwise specifically capitalized.

         (3) The cost of the self-constructed assets includes materials, labor costs and interest during the pre-operation period.

         (4) The cost of assets with respect to which an investment grant was received is presented after deduction of the investment grant received with respect thereto.

         (5) Depreciation is computed by the straight-line method over the estimated useful lives of the assets. Annual rates of depreciation are:
                                                                 %
                                                      ------------
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


         M.       Other assets and deferred charges

         Other assets and deferred charges are amortized by the straight-line method over the expected benefit period as follows:

         -        Product registration and acquisition of intellectual property
                  - mainly eight years.

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

         The amortization periods are re-examined, when economic conditions require, with the estimated expected benefit period of the assets.

         Licensing and license costs incurred in respect of products that can be identified and isolated and that in the Group's estimation will produce future economic benefit, are capitalized in the "other assets" category and amortized over the period of their expected economic benefit.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
-------------------------------------------------------------------------------


Note 2 - Reporting Principles and Accounting Policy (cont'd)

         N.       Debentures convertible into shares

         Debentures convertible into shares are included in the balance sheet based on the probability of their conversion, as provided in Opinion 53 of the Institute of Certified Public Accountants in Israel. Debentures, the conversion of which is not probable, are included as a liability at their liability amount. Debentures, the conversion of which is probable, are stated between the items "long-term liabilities" and "shareholders' equity", at the higher of the liability or capital value.

         O.       Company shares held by the Company and by a subsidiary

         Company shares held by the Company and by a subsidiary are stated at cost, as a deduction from the Company's shareholders' equity.

         P.       Revenue recognition

         Revenues from sales of products are recognized upon shipment to the customer and the transfer of the risks involved with ownership of the products sold.

         Q.       Research and development costs

         Research and development costs, net of grants and participations, are charged to the statement of income as incurred. The net research and development expenses are presented separately in the statement of income after gross profit.

         R.       Deferred taxes

         In July 2004, the Israeli Accounting Standards Board published Accounting Standard No. 19 regarding "Taxes on Income" (hereinafter - "the Standard"). The new Standard applies to financial statements for periods beginning on January 1, 2005. Adoption of the Standard was made by means of a cumulative effect of change in accounting method. The transition to Accounting Standard No. 19 amounted to a one-time impact on the income of $2 million (decrease) that derived, mainly, from an increase in liabilities for deferred taxes relating to lands.

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

         In calculating deferred taxes, no account was taken of the taxes, which would apply in a case of sale of the investments in the investee companies, since it is the intention of the Company to hold these investments and not to sell them.

         The Group may be subject to additional tax in a case of distribution of dividends between the Group companies. This additional tax was not provided for in the financial statements in cases where Group policy is not to distribute a dividend that involves additional tax to the Group.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
-------------------------------------------------------------------------------


Note 2 - Reporting Principles and Accounting Policy (cont'd)

         S.       Earnings per share

         Earnings per share data are calculated in accordance with opinion No. 55 of the Institute of Certified Public Accountants in Israel, retroactively adjusted for the bonus element in the issuance of rights, and taking into consideration the likelihood of the exercise of option warrants and convertible debentures issued by the Group.

         T.       Derivative financial instruments

         Gain or losses on derivative financial instruments held to hedge existing assets and liabilities are recognized concurrently with the results of the hedged assets and liabilities.

         The results of derivative financial instruments held to hedge firm commitments are deferred, and are recognized in the same period in which the results from the hedged transactions are recognized.

         Derivative financial instruments, which are not designated for hedging purposes, are presented in the balance sheet based on their fair value. Changes in fair value are recorded in the statement of income in the period in which they occur.

         The fair value of derivative financial instruments is determined based on their market value, and in the absence of such quoted market price, fair value is determined based on a valuation model.

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

         V.       Impairment in value of assets

         The Group applies Accounting Standard No. 15 - Impairment in Value of Assets (hereinafter - "the Standard"). The Standard provides procedures which a company must apply in order to ensure that its assets in the consolidated balance sheet (to which the Standard applies), are not presented at an amount which is in excess of their recoverable value, which is the higher of the net selling price or the realization value (the present value of the estimated future cash flows expected to be derived from use and disposal of the asset).

         The Standard applies to all the assets in the consolidated balance sheet, except for tax assets and monetary assets. In addition, the Standard provides rules for presentation and disclosure with respect to assets whose value has declined. Where the value of an asset in the balance sheet is greater than its recoverable value, the Group recognizes a loss from impairment in value in an amount equal to the difference between the book value of the asset and its recoverable value. The loss recognized, as stated, will be eliminated only if there have been changes in the estimates used in determining the asset's recoverable value from the date on which the last loss from impairment in value was recognized.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
-------------------------------------------------------------------------------


Note 2 - Reporting Principles and Accounting Policy (cont'd)

         W.       Linked balances and balances in foreign currency

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

         Data regarding the representative exchange rate of the US dollar and the Consumer Price Index are as follows:

                                       Consumer      Exchange rate     Exchange rate      Exchange rate
                                          Price   of the US dollar  of the US dollar   of the US dollar
                                          Index        against the       against the        against the
                                       (Points)                NIS    Brazilian real               Euro
                                      ----------  ----------------  ----------------   ----------------
         As at
         -----
         December 31, 2005               110.00              4.603             2.341              0.845
         December 31, 2004               107.44              4.308             2.654              0.733

         Changes during the year:
         ------------------------
         2005                             2.39%              6.85%           (11.8%)             15.29%
         2004                             1.21%            (1.62%)           (8.13%)            (7.33%)
         2003                            (1.9%)             (7.5%)           (18.2%)            (16.9%)

         X.       Segment reporting

         Segment reporting is presented in accordance with the Accounting Standard No. 11.

         Y.       Tax benefits in respect of share-based payments to employees

         Tax benefits in respect of share-based payments to employees for which the Company did not record expenses, were recorded directly under the shareholders' equity in accordance with Clarification 7 of the Israel Accounting Standards Board.

         Z. Disclosure of the effect of new accounting standards in the period prior to their application

         1. In August 2005, the Israeli Accounting Standards Board published Accounting Standard No. 22, "Financial Instruments:
                  Disclosure and Presentation". The Standard provides the rules for presentation of financial instruments in the financial statements and details the disclosure required in respect thereof. In addition, the Standard provides the method for classifying financial instruments as financial liabilities and as shareholders' equity, for classifying the interest, dividends, losses and gains related thereto and the circumstances in which financial assets and financial liabilities should be offset. The new Standard applies to periods beginning on January 1, 2006 or thereafter. The Standard provides that it is to be adopted on a prospective ("from here on") basis. Accordingly, the comparative data presented in the financial statements for periods beginning on the date the Standard comes into effect will not be restated.

                  The expected impact of the first-time application of the Standard on the Group's financial statements is: separation of convertible debentures into a liability component and a capital component (resulting in an impact on the shareholders' equity, long-term liabilities and financing expenses which in the opinion of management of the Company are immaterial) and elimination of provisions for losses in respect of options to employees in consolidated companies in the amount of approximately $2 million.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
-------------------------------------------------------------------------------

Note 2 - Reporting Principles and Accounting Policy (cont'd)

         Z. Disclosure of the effect of new accounting standards in the period prior to their application (cont'd)

         2. In September 2005 the Standards Board published Accounting Standard No. 24, "Stock-Based Compensation". The Standard requires recognition of stock-based compensation transactions in the financial statements, including transactions with employees or other parties that are to be settled with capital instruments, cash or other assets. According to the Standard, stock-based compensation transactions wherein goods or services are received, are to be recognized based on their fair value.

                  The Standard also provides disclosure requirements concerning the substance and scope of stock-based compensation arrangements that existed during the period, and the manner in which the fair value of such arrangements was determined.

                  The Standard will apply to financial statements for periods beginning on January 1, 2006, and early application is recommended. The Standard's provisions are to be applied for each stock-based compensation transaction executed after March 15, 2005 that did not fully vest by the date of initial implementation of the Standard.

                  Changes in the terms of stock-based compensation transactions that are settled by means of capital instruments are to be accounted for in accordance with the Standard, and the comparative data relating to periods commencing March 15, 2005 is to be restated.

                  The expected impact of the initial application of the Standard on the Group's financial statements is the recording of an expense in respect of benefits granted to employees in the framework of option distribution plans after March 15, 2005. On August 8, 2005, the Group's Board of Directors decided to amend the exercise price of part of the options - see Note 21(B)(d). Furthermore, the subsidiary has share-based payment transactions settled in cash regarding which the provisions of the standard should be implemented retroactively.

                  In the opinion of management of the Company and the subsidiary, the expense that will be recorded in 2006 in respect of the aforementioned as an amendment to the comparative figures will be immaterial.

         3. In February 2006, the Israeli Accounting Standards Board published Accounting Standard No. 21, "Earnings per Share" (hereinafter - "the Standard"). The Standard provides that an entity is to calculate the amounts of the reporting entity's basic earnings per share with respect to income or loss that relate to the reporting entity's ordinary shareholders, including to income or loss from continuing operations that relate to the reporting entity's ordinary shareholders, if such income or loss is reported. The basic earnings per share are to be calculated by dividing net income or loss allocable to the reporting entity's ordinary shareholders (the numerator), by the weighted-average number of ordinary shares outstanding (the denominator) during the period, for calculating diluted earnings per share, an entity is to adjust the income or loss allocable to the reporting entity's ordinary shareholders and the weighted-average number of ordinary shares outstanding, for the impact of all potentially dilutive ordinary shares. The Standard applies to financial statements for periods beginning on January 1, 2006 and thereafter. The Standard's provisions are to be applied retroactively to the comparative earnings per share relating to prior periods.

                  Transition to the Standard will amount to an increase in the basic earnings per share in the amount of $ 0.05 and the amount of $ 0.04 for the years 2005 and 2004, respectively, and an increase in the diluted earnings per share in the amount of $ 0.01 and the amount of $ 0.01 for the years 2005 and 2004, respectively.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
-------------------------------------------------------------------------------


Note 2 - Reporting Principles and Accounting Policy (cont'd)

         Z. Disclosure of the effect of new accounting standards in the period prior to their application (cont'd)

         4. In February 2006, the Israeli Accounting Standards Board published Accounting Standard No. 25, "Revenues" (hereinafter
                  - "the Standard"). The Standard provides the required accounting treatment (rules for recognition, measurement, presentation and disclosure) with respect to revenues deriving from sales of goods, provision of services, and use by others of an entity's assets, which generate interest, royalties and dividends. The Standard provides that an entity is to measure its revenues based on the fair value of the consideration received and/or that it is entitled to receive. The Standard applies to financial statements for periods beginning on January 1, 2006 or thereafter. An entity that in the past did not present its revenues according to the requirements of the Standard regarding the reporting of gross or net revenues, is to apply the Standard's requirements retroactively with respect to its revenues for all the periods reported as comparative figures in the financial statements for periods beginning from the Standard's commencement date. Assets and liabilities included in the financial statements as at December 31, 2005 at amounts different from those that would have been presented if the Standard's provisions had been implemented, are to be adjusted as at January 1, 2006 to the amounts that would have been presented according to the Standard's instructions. The effect of adjusting the amounts of assets and liabilities as at January 1, 2006, as stated, is to be recognized as a cumulative effect of a change in accounting method. Except for that stated above, the comparative figures in the financial statements for periods beginning from the Standard's commencement date, are to be presented as they were reported in the past.

                  In the estimation of Company Management, the initial application of the Standard will have no effect on the Group's financial statements.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
-------------------------------------------------------------------------------

Note 3 - Trade Receivables

         Consolidated

         Composition:
                                                        December 31
                                              --------------------------------
                                                       2005               2004
                                              -------------      -------------
                                              US$ thousands      US$ thousands
                                              -------------      -------------
         Open accounts -
           Foreign                                 337,508            312,711
           Domestic (Israel)                        13,721             14,812
         Checks receivable                           5,801              5,796
         Subordinated capital note and
           receivables related to sale of
           trade receivables in a
           securitization transaction (1)           55,022             60,536
                                              -------------      -------------
                                                   412,052            393,855
         Net of allowance for doubtful debts        28,806             24,646
                                              -------------      -------------
                                                   383,246            369,209
                                              =============      =============


         (1) Sale of trade receivables in a securitization transaction:
             ---------------------------------------------------------

                                                         December 31
                                                ------------------------------
                                                         2005             2004
                                                -------------    -------------
                                                US$ thousands    US$ thousands
                                                -------------    -------------

         Trade receivables included in the
           securitization transaction
           as at the balance sheet date               201,529          202,832
         Less - proceeds in respect of
           such receivables, net (*)                  165,196          146,264
                                                -------------    -------------
         Subordinated capital note                    36,333           56,568
         Trade receivables sold where
            the proceeds in respect thereof
            were received subsequent to the
            balance sheet date, net                   18,689            3,968
                                                -------------    -------------
         Subordinated capital note and
            receivables related to sale of
            trade receivables in a
            securitization transaction                55,022           60,536
                                                =============    =============


         (*) As at the balance sheet date cash proceeds in the amount of $146.5 million were received in respect of the sale of trade receivables in a securitization transaction (December 31, 2004 - approximately $142.2 million).

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
-------------------------------------------------------------------------------


Note 3 - Trade Receivables (cont'd)

         Consolidated (cont'd)

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

                  On September 28, 2004, the Company and subsidiaries signed an agreement with Bank of America to end the undertaking in the securitization transaction. On the same date, the Company and certain subsidiaries (hereinafter - "the Companies") entered into a new agreement with Rabobank International for sale of customer receivables in the framework of a securitization transaction, this being in place of the prior agreement with Bank of America. The new agreement is similar in principle to the prior agreement with certain changes including, among others, that in the new agreement additional Company subsidiaries are included in the transaction.
                  Pursuant to the new securitization agreement, the Companies will sell their trade receivables to a foreign company (hereinafter - "the Acquiring Company") which was set up for this purpose and which is not owned or controlled by the Makhteshim Agan Industries Group.
                  Acquisition of the trade receivables by the Acquiring Company will be financed by a U.S. company, Erasmus Capital Corporation, of the Rabobank International Group. At the time of transition from the prior agreement to the new agreement the Acquiring Company purchased the trade receivables that remained in the ownership of the Target Companies. Trade receivables included in the securitization transaction are those who stand in compliance with a number of criteria, as determined in the agreement.

                  The maximum expected volume of the financial means available to the Acquiring Company for the purpose of purchasing the trade receivables of the consolidated subsidiaries, is $250 million (as opposed to $150 million in the former securitization agreement) on a current basis, such that the amounts to be collected from customers whose debts were sold, will serve to purchase new trade receivables.

                  In 2005, additional subsidiaries in Australia and in the United States were added to the agreement.

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

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
-------------------------------------------------------------------------------


Note 3 - Trade Receivables (cont'd)

         (1)      Sale of trade receivables in a securitization transaction:
                  ----------------------------------------------------------
                  (cont'd)

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

         (2) During 2005, subsidiaries signed agreements with a bank pursuant to which the subsidiaries sold certain trade receivables to the bank. In the balance sheet as at December 31, 2005, the balance of the trade receivables was reduced in respect of the receivables sold, in the amount of $17.3 million.

                  The difference between the book value of the receivables sold and the proceeds received from the bank was recorded in the "other expenses" item. In accordance with the agreements, the subsidiaries committed to indemnify the bank in certain cases defined in the agreements, if the receivables sold are not paid.


                                                                                               Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
------------------------------------------------------------------------------------------------------------------------------



Note 4 - Other Receivables
                                                                Consolidated                            Company
                                                        --------------------------------     ---------------------------------
                                                                 December 31                          December 31
                                                        --------------------------------     ---------------------------------
                                                                 2005               2004              2005               2004
                                                        -------------      -------------     -------------      --------------
                                                        US$ thousands      US$ thousands     US$ thousands      US$ thousands
                                                        -------------      -------------     -------------      --------------
         Claims from the government in
          respect of participations and
          tax refunds                                         33,809             28,277                 -                  -
         Advance tax payments, net of
          provisions                                           8,331             11,071                 -                  -
         Employees (1)                                         1,300              1,376                 -                  6
         Deferred taxes (Note 17)                             15,922             17,037               341                325
         Current maturities of long-term
          receivables                                            216                420                 -                  -
         Prepaid expenses and accrued
          income                                              12,219             10,372                72                168
         Dividend receivable                                       -                  -            14,200             11,200
         Other                                                14,617              8,666                 -                  -
                                                        -------------      -------------     -------------      --------------

                                                              86,414             77,219            14,613             11,699
                                                        =============      =============     =============      ==============

         (1)  Includes a non-linked bank deposit
              designated for the purpose of
              granting loans to employees and
              bearing annual interest at the
              rate of 4% - 2.15%                                 295                417                 -                  -
                                                        =============      =============     =============      ==============


Note 5 - Loans to Investee Companies

         Company
                                                                                                      December 31,
                                                                                             ---------------------------------
                                                                                                      2005               2004
                                                                                             -------------      -------------
                                                                                             US$ thousands      US$ thousands
                                                                                             -------------      -------------

         Short-term loans (1)                                                                       25,778            16,056
         Current accounts (2)                                                                       14,102            14,903
                                                                                             -------------      -------------
                                                                                                    39,880            30,959
                                                                                             =============      =============

         (1) The loan is a dollar loan and bears interest of 2.3% - 4.6%.
         (2) The accounts are mainly linked to the US dollar and are non-interest bearing.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
-------------------------------------------------------------------------------

Note 6 - Inventories

         Consolidated

                                                         December 31
                                                --------------------------------
                                                         2005               2004
                                                -------------      -------------
                                                US$ thousands      US$ thousands
                                                -------------      -------------

         Finished products                           345,187            263,579
         Work in progress                             47,159             29,117
         Raw materials                               125,064            115,046
         Packing materials                             4,587              4,863
         Spare parts and maintenance materials        12,694             12,820
                                                -------------      -------------
                                                     534,691            425,425
         Purchased products                           31,725             35,445
                                                -------------      -------------
                                                     566,416            460,870
                                                =============      =============


Note 7 - Investments in Investee Companies

         Company

         A.   Composition

                                                        December 31
                                               --------------------------------
                                                        2005               2004
                                               -------------      -------------
                                               US$ thousands      US$ thousands
                                               -------------      -------------
         Subsidiaries -
         Cost of shares                             427,178            424,865
         Company's equity in retained
            earnings and capital reserves
            accumulated from date of
           acquisition, net                         508,202            351,475
         Adjustments deriving from
            translation of
            financial statements
            of investee companies                    (4,126)            (1,425)
                                               -------------      -------------
                                                    931,254            774,915

         Less - investment in Company
            shares held by subsidiary                (9,708)           (11,232)

         Capital reserve from acquisition
           and sale of debentures
           convertible into shares
           of the Company
           by a subsidiary                              399                399
                                               -------------      -------------
                                                    921,945            764,082

         Loans - C(1)                               115,684            242,417
         Capital notes - C(2)                       131,402                  -
         Perpetual loan - C(3)                        2,500              2,500
                                               -------------      -------------
                                                  1,171,531          1,008,999
                                               =============      =============

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
-------------------------------------------------------------------------------


Note 7 - Investments in Investee Companies (Cont'd)

         Company

         B.       Movement during the year

                                                                           2005
                                                                  -------------
                                                                  US$ thousands
                                                                  -------------

         Balance at beginning of year                                1,008,999
         Company's equity in net earnings
            of investee companies, net                                 217,362
         Adjustments deriving from translation
            of financial statements of investee companies               (2,701)
         Dividend                                                      (63,787)
         Dividend in respect of treasury stock                             696
         Investment in shares                                            2,313
         Realization of Company shares held by a subsidiary              3,848
         Share in other reserve funds                                      132
         Change in loans and capital notes, net                          4,669
                                                                  -------------
         Balance at end of year                                      1,171,531
                                                                  =============

         A list of the investee companies is presented in the Appendix.

         C.       Terms of loans and capital notes

         (1) The loans bear interest at the LIBOR rate plus a margin that ranges from 0.8% to 2%.

         (2) NIS capital notes, not linked to the CPI and not bearing interest and the repayment date of which will not be before January 1, 2007.

         (3)      The perpetual loan is non-linked and does not bear interest.

         D.       Additional information

         (1) Acquisition of companies during 2004:

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

                           The aggregate consideration for the acquisition amounted to approximately $67 million (the consideration is after an amendment to the original agreement made in December 2004). Approximately $7.5 million of the aggregate consideration was paid through a transfer of 1,908 of the Company's shares that were held by a subsidiary (the cost of the shares is $4.2 million).

                           The excess cost created on the acquisition date amounted to $51.4 million, of which $28.4 million was attributed to intangible assets (mainly licensing and licenses), $0.5 million was attributed to deferred tax liabilities, $0.6 million was attributed to inventory and the balance, in the amount of $22.9 million, was recorded as goodwill.

                           The excess cost attributed to the licensing and the licenses, as well as the goodwill, are being amortized over a period of 20 years that, in the Company's estimation, represents the period of economic benefit to be derived therefrom.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
-------------------------------------------------------------------------------


Note 7 - Investments in Investee Companies (cont'd)

         Company

         D.       Additional information (cont'd)

         (1)      Acquisition of companies during 2004: (cont'd)

                  a. (cont'd)

                           The statements of income and cash flows of the Companies Acquired have been included in the financial statements of the Groupas of May 1, 2004.

                           The effect of the first time consolidation of the activities acquired on the consolidated statements of income was an increase in revenues of $24.1 million for the period ended December 31, 2004, and an increase to net income (after amortization of goodwill) of $5.6 million for the same period. The impact on the consolidated balance sheet as at December 31, 2004 is an increase of assets in the amount of $77.5 million.

                  b. During 2004, the Company signed, through subsidiaries, agreements for the acquisition of three marketing companies, as follows:

                           1) In June 2004, the Company, through a wholly owned and controlled subsidiary, signed an agreement to acquire 45% of the rights in the U.S. company, Control Solutions Inc. (hereinafter - "CSI"), which is engaged in the marketing of pesticides to the non-agricultural market in the United States.

                                    Based on the acquisition agreement, so long as the subsidiary holds 45% of the shares of CSI, decisions in areas critical to CSI are to be made jointly by all the shareholders of CSI. Therefore, CSI has been consolidated in the financial statements by means of the proportionate consolidation method.

                                    In addition, the subsidiary was given an option, which may be exercised at any time during the next three years, to increase its share in CSI to 60%, in exchange for a payment ranging between $1.5 million and $10.5 million, in accordance with the earnings of CSI in 2004-2006.

                                    Furthermore, commencing from 2009, both the subsidiary and the remaining shareholders of CSI have the right to require the subsidiary to acquire from the remaining shareholders of CSI the balance of their shares in CSI in consideration of an amount to be determined based on the income of CSI in the three years preceding the acquisition date.

                                    Regarding exercise of the option for
                                    increasing the Company's share in CSI to 60%
                                    - see Note 7(D)2(c).

                           2) In July 2004, the Company, through a wholly owned and controlled subsidiary, signed an agreement for acquisition of all the shares and rights of Farmoz PTY Limited, an Australian company engaged in the marketing and distribution of pesticides in Australia.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
-------------------------------------------------------------------------------


Note 7 - Investments in Investee Companies (cont'd)

         D.       Additional information (cont'd)

         (1)      Acquisition of companies during 2004:

                  b. (cont'd)

                           3) In August 2004, the Company, through a subsidiary, signed an agreement for acquisition of 50.1% of the rights in the U.S. company, RiceCo LLC, which is engaged in the development and marketing of herbicides in the rice sector.

                           The aggregate cost of the acquisition of the marketing companies amounted to $41 million. The excess cost resulting from the acquisitions amounted to $31.1 million, of which $15 million was attributed to intangible assets (mainly licensing and licenses), $3.5 million was attributed to deferred tax liability, $0.7 million was attributed to inventory and the balance, in the amount of $18.9 million, was recorded as goodwill.

                           The excess cost attributed to the licensing and the licenses, as well as the goodwill, are being amortized over a period of 20 years which, in the Company's estimation, represents the period of economic benefit to be derived therefrom.

                           The financial statements of the three marketing companies acquired have been consolidated from the respective dates of their acquisitions. The total effect of the first time consolidation of the aforementioned marketing companies on the consolidated statements of income from the date of their initial consolidation is an increase in revenues of $46.2 million for the period ended December 31, 2004 and a reduction of net earnings (after goodwill amortization) of $0.3 million for that period. The effect on the consolidation on the balance sheet as at December 31, 2004, is an increase of assets in the amount of $72.8 million.

         (2)      Acquisition of companies during 2005:

                  (a) In January 2005, the Company, through a wholly owned and fully controlled subsidiary, signed an agreement for the acquisition of 49% of the shares of Makhteshim Agan Benelux & Nordic B.V. (hereinafter - Mabeno), which acts as the exclusive distributor of plant protection products in the Benelux area and Scandinavia. Pursuant to the agreement, the consideration was paid in 693 thousand of the Company's shares that were held by the subsidiary.

                           In accordance with the acquisition agreement, two of the three acting directors of Mabeno will be appointed by the subsidiary. Therefore Mabeno was fully consolidated in the financial statements. Furthermore, the subsidiary was granted an option, exercisable at any time, to increase its share in Mabeno to 55%.

                           As from 2008 the other shareholders of Mabeno have the right to demand that the subsidiary purchase their shares in Mabeno. As from 2013 the subsidiary has the right to demand that the other shareholders will sell it their shares in Mabeno.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
-------------------------------------------------------------------------------


Note 7 - Investments in Investee Companies (cont'd)

         D.       Additional information (cont'd)

         (2)      Acquisition of companies during 2005 (cont'd)

                  (b) In April 2005, the Group, through wholly owned and fully controlled subsidiaries, signed an agreement for the purchase of 70% of the shares of Biomark Tradinghouse Co., which engages in the marketing of plant protection materials in Hungary.

                  (c) In October 2005 a wholly owned subsidiary exercised its option to increase its share in CSI, and thus increased its holdings to 60%. Accordingly the company was fully consolidated as from October 2005.

                  The cost of acquiring the two aforementioned companies, including the cost of exercising the option to increase the rate of holding in CSI ("the acquired companies") amounted to $ 12.6 million. Excess cost in the amount of $ 14.7 million was created upon acquisition, of which $ 9 million was attributed to intangible assets, $ 0.5 million was attributed to inventory, and the balance of $ 5.2 million was attributed to goodwill.

                  The excess cost attributed to the goodwill are amortized over a period of 20 years, which is evaluated by management to be the period over which economic benefits will arise therefrom.

                  The acquired companies' have been included in the Group's consolidated financial statements from the respective dates of their acquisition. The effect of the initial consolidation of the acquired companies on the consolidated statements of income, from the date of their initial consolidation, amounted to an increase in revenues in the amount of $ 52 million for the period ended December 31, 2005 and to a decrease in net earnings (after amortization of goodwill) in the amount of $
                  1.2 million for the same period. The effect on the consolidated balance sheet as at December 31, 2005 is an addition to assets in the amount of $ 49.3 million.

         (3) With respect to Goodwill on acquisition of investee companies and the unamortized balance thereof - see Note 10.

         (4)      With respect to guarantees for investee companies - see Note
                  19E.

         E.       Convertible securities in investee companies

         (1) A subsidiary, Lycored - Natural Products Industries Ltd. (hereinafter - "Lycored"), has granted stock options to employees, which, if exercised, will dilute the Company's holding in Lycored to about 91.84%.
                  As at the balance sheet date, exercise of the said options is reasonable and if all of the options are exercised for shares of Lycored, the Company will sustain a loss from decline in its holdings' percentage, in the amount of $ 2,145 thousand. The financial statements include a provision for this amount.

         (2) On August 23, 2005 the Board of Directors of Lycored decided to approve an additional issuance of options to directors and managers of Lycord - including the Chairman of the Board of Directors, the CEO and two additional officers of the company. The total number of options issued is 2,581,752 options exercisable for 2,581,752 ordinary shares of NIS 1 par value each of Lycored - constituting 18% of Lycored's issued and paid-up share capital. The Chairman of the Board of Directors and the CEO were each issued 176,048 options.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
-------------------------------------------------------------------------------


Note 7 - Investments in Investee Companies (cont'd)

         E.       Convertible securities in investee companies (cont'd)

         (3) On October 28, 2003, the Board of Directors of Luxembourg Medicine Ltd. (hereinafter - "Luxembourg") approved the issuance of options to employees of Luxembourg and its subsidiary. Exercise of the options will dilute the holding of the Company in Luxembourg to about 92%.


Note 8 - Long-Term Investments, Loans and Receivables

         A.       Composition

                                                       Consolidated                            Company
                                               -------------------------------      ------------------------------
                                                 December 31       December 31        December 31      December 31
                                               -------------     -------------      -------------    -------------
                                                        2005              2004               2005             2004
                                               -------------     -------------      -------------    -------------
                                               US$ thousands     US$ thousands      US$ thousands    US$ thousands
                                               -------------     -------------      -------------    -------------
         Long-term investments, loans and
          receivables [B(1)]                         22,460            23,265                  -                -
         Bank deposits [B(2)]                             -                 -             19,176           19,016
                                               -------------     -------------      -------------    -------------
                                                     22,460            23,265             19,176           19,016
         Net of allowance for doubtful debts              -             1,500                  -                -
                                               -------------     -------------      -------------    -------------
                                                     22,460            21,765             19,176           19,016
         Less - current maturities                      216               420                  -                -
                                               -------------     -------------      -------------    -------------
                                                     22,244            21,345             19,176           19,016
         Other investments [B(3)]                       440               725                  -                -
                                               -------------     -------------      -------------    -------------
                                                     22,684            22,070             19,176           19,016
                                               =============     =============      =============    =============


         B.       Additional information

         (1)      Long-term investments, loans and receivables
                  --------------------------------------------

                  A. Linkage terms and interest rates
                                                                                                     Consolidated
                                                                                ---------------------------------
                                                                                   December 31        December 31
                                                                                --------------     --------------
                                                                                         2005               2004
                                                                                --------------     --------------
                                                                                US$ thousands      US$ thousands
                                                                                --------------     --------------

                  In Israeli currency - not linked                                     2,427              2,353
                  In dollars                                                           2,684              1,710
                  In Brazilian reals                                                  13,885             15,715
                  Other foreign currency                                               3,464              3,487
                                                                                --------------     --------------
                                                                                      22,460             23,265
                                                                                ==============     ==============

                  The above investments, loans and receivables are non-interest bearing.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
-------------------------------------------------------------------------------


Note 8 - Long-Term Investments, Loans and Receivables (cont'd)

         B.       Additional information (cont'd)

         (1)      Long-term investments, loans and receivables (cont'd)
                  --------------------------------------------

                  B.       Maturities

                  The investments, loans and receivables mature as follows:

                                                                   US$ thousands
                                                                   -------------

                  First year (current maturities)                           216
                  Second year                                             1,401
                  Third year                                              1,913
                  Fourth year                                             1,464
                  Fifth year                                                 72
                  With no defined repayment date                         17,394
                                                                   -------------
                                                                         22,460
                                                                   =============

         (2)      Bank deposits
                  -------------

                                                             Company
                                   Interest rate  ------------------------------
                                   as at balance     December 31     December 31
                                      sheet date            2005            2004
                                   -------------  --------------   -------------
                                               %   US$ thousands   US$ thousands
                                   -------------  --------------   -------------
                  Dollar deposits              4         10,871          10,711
                  Dollar deposits            5.1          8,305           8,305
                                                  --------------   -------------
                                                         19,176          19,016
                                                  ==============   =============


                  During the years 2002 and 2001, the Company made deposits in a Brazilian bank in the amount of $8,300 thousand and $45,600 thousand, respectively, for a five-year period. Such deposits serve as sole security for loans taken out by a subsidiary from the same bank and in the same amounts. The loans are in dollars, bear interest at the rate of 5.3% and 3.5% p.a. and are scheduled to be repaid in 2006. The Company and the subsidiary are able to realize the deposit and make early repayment of the loan on certain dates as provided in the agreement.

                  In September 2003, the amount of $ 25 million was paid out of these deposits and in February 2004 the amount of an additional $10 million was paid out of these deposits. Concurrently, loans were repaid in the same amount.

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

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
-------------------------------------------------------------------------------



Note 9 - Fixed Assets

         A.       Composition

         Consolidated

                                           Land and          Plant and             Motor  Office furniture              Total
                                          buildings          equipment          vehicles     and equipment      -------------
                                      US$ thousands      US$ thousands     US$ thousands     US$ thousands      US$ thousands
                                      -------------      -------------     -------------  ----------------      -------------
         Cost
         Balance as at
          December 31, 2004                130,725            661,322             4,999            27,498           824,544
         Additions, net of
          grants                             9,418             47,030             1,226             3,687             61,361
         Newly consolidated
          companies                          1,144                843               366                 -              2,353
         Disposals                            (848)              (874)           (1,446)             (610)            (3,778)
                                      -------------      -------------     -------------  ----------------      -------------
         Balance as at
          December 31, 2005                140,439            708,321             5,145            30,575            884,480
                                      -------------      -------------     -------------  ----------------      -------------
         Accumulated
          depreciation
         Balance as at the
          beginning of the year             48,037            319,953             2,600            18,215            388,805
         Additions                           5,046             24,927               762             3,588             34,323
         Newly consolidated
          companies                            147                137                29                 -                313
         Eliminated on
          disposals                           (213)              (597)           (1,033)             (484)            (2,327)
                                      -------------      -------------     -------------  ----------------      -------------
         Balance as at
          December 31, 2005                 53,017            344,420             2,358            21,319            421,114
                                      -------------      -------------     -------------  ----------------      -------------
         Net book value

         As at
          December 31, 2005                 87,422            363,901             2,787             9,256            463,366
                                      -------------      -------------     -------------  ----------------      -------------
         As at
          December 31, 2004                 82,688            341,369             2,399             9,283            435,739
                                      =============      =============     =============  ================      =============


                                                                                                      December 31
                                                                                            ---------------------------------
                                                                                                      2005               2004
                                                                                            --------------      -------------
                                                                                             US$ thousands      US$ thousands
                                                                                            --------------      -------------

         Cost of assets includes:
         Buildings and development on freehold land                                                88,604             83,289
         Buildings and development on land held under capitalized leases                           51,835             47,436
         Capitalized financing expenses                                                            19,205             19,019
         Fully-depreciated equipment                                                              109,741            107,741
         Cost of assets is net of grants received                                                 102,329             99,015

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
-------------------------------------------------------------------------------

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

         (2)      Regarding liens - see Note 20.



Note 10 - Other Assets long term and Deferred expenses

         A.       Composition:

         Consolidated
                                                                                 December 31, 2005
                                                                   --------------------------------------------------
                                                                                       Accumulated        Unamortized
                                                                            Cost      amortization            balance
                                                                   -------------    --------------      -------------
                                                                   US$ thousands     US$ thousands      US$ thousands
                                                                   -------------    --------------      -------------

         Product registration and acquisition of intellectual
          property                                                      340,622           147,226            193,396
         Goodwill on acquisition of subsidiaries                        165,825            55,576            110,249
         Intangible assets on purchase of products                      281,223            56,303            224,920
         Marketing rights                                                21,273            16,554              4,719
         Debenture issuance expenses                                        997               651                346
         Non-competition and confidentiality agreement                    2,576             1,152              1,424
                                                                   -------------    --------------      -------------
                                                                        812,516           277,462            535,054
                                                                   =============    ==============      =============

                                                                                December 31, 2005
                                                                   --------------------------------------------------
                                                                                       Accumulated        Unamortized
                                                                            Cost      amortization            balance
                                                                   -------------    --------------      -------------
                                                                   US$ thousands     US$ thousands      US$ thousands
                                                                   -------------    --------------      -------------

         Product registration and acquisition of know-how               280,988           105,996            174,992
         Goodwill on acquisition of subsidiaries                        153,963            51,489            102,474
         Intangible assets on purchase of products                      281,223            41,186            240,037
         Marketing rights                                                20,830            14,915              5,915
         Debenture issuance expenses                                      3,730             1,272              2,458
         Non-competition and confidentiality agreement                    2,576             1,032              1,544
                                                                   -------------    --------------      -------------
                                                                        743,310           215,890            527,420
                                                                   =============    ==============      =============

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
-------------------------------------------------------------------------------


Note 10 - Other Assets long term and Deferred expenses (cont'd)

         Company

                                             December 31, 2005
                               ------------------------------------------------
                                                   Accumulated      Unamortized
                                        Cost      amortization          balance
                               -------------    --------------    -------------
                               US$ thousands     US$ thousands    US$ thousands
                               -------------    --------------    -------------

         Debenture issuance
            expenses                    997               651              346
                               =============    ==============    =============


                                             December 31, 2005
                               ------------------------------------------------
                                                   Accumulated      Unamortized
                                        Cost      amortization          balance
                               -------------    --------------    -------------
                               US$ thousands     US$ thousands    US$ thousands
                               -------------    --------------    -------------

         Debenture issuance
            expenses                   3,730             1,272            2,458
                               =============    ==============    =============


         B.       Additional details

         1. In October-November 2002, subsidiaries, which are wholly-controlled by the Company, signed a number of agreements with Bayer Crop Science AG for the acquisition of a number of products, licenses and distribution rights in the area of vegetation protection. The total consideration for such acquisition amounted to $185.3 million, which is presented in the "other assets and deferred expenses" category.
                  Approximately $34.6 million of the consideration was allocated to acquisition of permits and licenses in connection with the products and is amortized over a 20-year period in the "selling and marketing expenses" category, and approximately $144.1 million was allocated to acquisition of the products in the framework of a "going concern", which constitutes goodwill on the acquisitions of products, and which is amortized over a 20-year period in the "other expenses" category.

                  The consideration in respect of acquisition of the marketing and distribution rights, in the amount of $6.6 million, is being amortized over a period of 6-8 years.

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

                  The total price paid for purchase of the four products totaled $105 million, and it is included in "other assets and deferred charges".. Of the amount paid, $20 million was attributed to registration costs and licensing, which are being amortized over a period of 20 years in the "selling and marketing expenses", $2.5 million was attributed to the purchase of agreements with third parties, which is being amortized over a period of 10 years, and the balance of the amount was attributed to the purchase of the product as a going concern which includes: intellectual rights, trade name, brand name, technological know-how, information on customers and suppliers of materials, etc., which constitutes goodwill on the purchase of the products and is being amortized over a period of 20 years under other expenses. The price of the marketing and distribution rights was $5 million and is amortized over a period of 9 years.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
-------------------------------------------------------------------------------


Note 10 - Other Assets and Deferred Charges (cont'd)

         B.       Additional details (cont'd)

         3. Regarding goodwill and other assets created in the framework of acquisition of companies during the period of the report, see Note 7D.

         4. In connection with a non-competition and confidentiality agreement with the former CEO of Milenia, see Note 30A(4).


Note 11 - Short-term Credit from Banks

         A.       Composition

                                                                Consolidated                            Company
                                                        --------------------------------    ---------------------------------
                                                                 December 31                          December 31
                                                        --------------------------------    ---------------------------------
                                                                 2005               2004              2005               2004
                                                        -------------      -------------    --------------     --------------
                                                        US$ thousands      US$ thousands     US$ thousands      US$ thousands
                                                        -------------      -------------    --------------     --------------
         Credit from banks
         Overdrafts                                          119,967             55,613                 -                  -
         Short-term loans                                    109,462             57,366            59,000                  -
                                                        -------------      -------------    --------------     --------------
                                                             229,429            112,979            59,000                  -
         Current maturities of long-term loans                18,609             27,042                 -                  -
                                                        -------------      -------------    --------------     --------------
                                                             248,038            140,021            59,000                  -
                                                        =============      =============    ==============     ==============


         B.       Linkage terms and interest rates


                                                                Consolidated                            Company
                                             Weighted   --------------------------------    ---------------------------------
                                        interest rate            December 31                          December 31
                                           at balance   --------------------------------    ---------------------------------
                                           sheet date            2005               2004              2005               2004
                                       --------------   -------------      -------------    --------------     --------------
                                                    %   US$ thousands      US$ thousands     US$ thousands      US$ thousands
                                       --------------   -------------      -------------    --------------     --------------
         Credit from banks
         Overdrafts:
         In Israeli currency                    7.5               424             2,892                -                   -
         In US dollars                    5.25-7.04            92,302            39,272                -                   -
         In Euro                                6.0            13,618            11,350                -                   -
         In Brazilian currency                 17.7            11,639             1,814                -                   -
         In other currencies                  6-7.2             1,984               285                -                   -
                                                        -------------      -------------    --------------     --------------
                                                              119,967            55,613                -                   -
                                                        -------------      -------------    --------------     --------------
         Short-term loans:
         In dollars (1)                   Libor+0.5           105,953            51,677            59,000                  -
         In other currencies                      6             3,509             5,689                 -                  -
                                                        -------------      -------------    --------------     --------------
                                                              109,462            57,366            59,000                  -
                                                        -------------      -------------    --------------     --------------
                                                              229,429           112,979            59,000                  -
                                                        =============      =============    ==============     ==============


         C.     Regarding collateral - see Note 20A.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
-------------------------------------------------------------------------------



Note 12 - Trade Payables

         Consolidated

                                                                                                     Consolidated
                                                                                             --------------------------------
                                                                                                      December 31
                                                                                             --------------------------------
                                                                                                      2005               2004
                                                                                             -------------      -------------
                                                                                             US$ thousands      US$ thousands
                                                                                             -------------      -------------
         Open accounts                                                                            338,462            325,770
         Checks payable                                                                               136                175
                                                                                             -------------      -------------
                                                                                                  338,598            325,945
                                                                                             =============      =============


Note 13 - Other Payables

                                                                Consolidated                            Company
                                                        --------------------------------    ---------------------------------
                                                                 December 31                          December 31
                                                        --------------------------------    ---------------------------------
                                                                 2005               2004              2005               2004
                                                        -------------      -------------    --------------     --------------
                                                        US$ thousands      US$ thousands     US$ thousands      US$ thousands
                                                        -------------      -------------    --------------     --------------

         Salaries and payroll accruals                        36,290             32,591             4,343              2,627
         Accrued income taxes, net of
          advance payments                                    30,199             38,047             3,178                  -
         Government agencies                                   6,478              5,804                74                142
         Subsidiaries - current account                            -                  -               127                 33
         Liability for securities sold short (1)                   -              5,627                 -                  -
         Derivatives                                           9,074              9,608                 -                  -
         Accrued expenses and deferred
          income                                              60,397             63,672             1,087              3,209
         Payables in respect of acquisition
          of subsidiary                                          957              6,500                 -                  -
         Others                                               53,778             30,556             1,078                749
                                                        -------------      -------------    --------------     --------------
                                                             197,173           192,405              9,887              6,760
                                                        =============      =============    ==============     ==============

         (1) In 2004, a subsidiary borrowed marketable debentures from a bank for purposes of the short sale thereof. The borrowing period is three months, which is renewed every three months subject to the lender's agreement.

                  The subsidiary's liability in respect of the bonds borrowed, was presented based on the market value of the bonds.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
-------------------------------------------------------------------------------


Note 14 - Long-Term Loans from Banks

         A.       Composition

                                                                     Consolidated
                                                             --------------------------------
                                                                      December 31
                                                             --------------------------------
                                                                      2005               2004
                                                             -------------      -------------
                                                             US$ thousands      US$ thousands
                                                             -------------      -------------
         Loans from banks*                                         54,193            120,065

         Less - current maturities                                 18,609             27,042
                                                             -------------      -------------
                                                                   35,584             93,023
                                                             =============      =============
         * After the deduction of an
             investment in bank deposits (see
             Note 8B2) in the amount of:                           19,176             19,016
                                                             =============      =============


         B.       Linkage terms and interest rates

                                                                     Consolidated
                                                   Weighted   --------------------------------
                                              interest rate            December 31
                                                 at balance   --------------------------------
                                                 sheet date            2005               2004
                                              -------------   -------------      -------------
                                                          %   US$ thousands      US$ thousands
                                              -------------   -------------      -------------

         In US dollars                          4.71-6.55           47,528            103,124
         In Euro                                     3.55            4,999              9,189
         In Israeli currency                      6.1-8.7            1,666              1,548
         In other foreign
          currency                                                       -              6,204
                                                              -------------      -------------
                                                                    54,193            120,065
                                                              =============      =============


         C.       Maturities

                                                                                 Consolidated
                                                                               --------------
                                                                                US$ thousands
                                                                               --------------

         First year - current maturities                                              18,609
         Second year                                                                  13,534
         Third year                                                                   12,861
         Fourth year                                                                   4,189
         Fifth year                                                                    2,000
         Sixth year and thereafter                                                     3,000
                                                                               --------------
                                                                                      54,193
                                                                               ==============

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
-------------------------------------------------------------------------------


Note 14 - Long-Term Loans from Banks (cont'd)

         D. Regarding the commitment of the Company and certain subsidiaries to banks, to maintain certain financial criteria, mainly, debt-equity and profitability ratios - see Note 20C.

         E.      Collaterals - see Note 20A.


Note 15 - Convertible Debentures

         A.       Presented in the "long-term liabilities" category
                  -------------------------------------------------

                                                   Consolidated                            Company
                                           --------------------------------    ---------------------------------
                                                    December 31                          December 31
                                           --------------------------------    ---------------------------------
                                                    2005               2004              2005               2004
                                           -------------      -------------    --------------     --------------
                                           US$ thousands      US$ thousands     US$ thousands      US$ thousands
                                           -------------      -------------    --------------     --------------
                  Debenture principal                 -            150,000                 -           150,000
                                           -============      =============    ==============     ==============


         B.       Presented in a separate category between "long-term liabilities" and "shareholders' equity"
                  -------------------------------------------------------------------------------------------

                                                    Consolidated                            Company
                                            --------------------------------    ---------------------------------
                                                     December 31                          December 31
                                            --------------------------------    ---------------------------------
                                                     2005               2004              2005               2004
                                            -------------      -------------    --------------     --------------
                                            US$ thousands      US$ thousands     US$ thousands      US$ thousands
                                            -------------      -------------    --------------     --------------

                  Debenture principal             41,152             39,474            41,152            39,474
                  Discount balance, net             (673)            (1,152)           (1,086)          (1,565)
                                            -------------      -------------    --------------     --------------
                                                  40,479            38,322             40,066           37,909
                                            =============      =============    ==============     ==============

                  1.       (1)      In November 2001, convertible debentures
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

                                    As a result of dividend distributions, the conversion rate was updated and, as at the balance sheet date, it stands at NIS 9.61 par value.

                           (2) 18,000,000 registered options (Series 1), exercisable for 18,000,000 ordinary shares of NIS 1 par value each of the Company, on any trading day, commencing with the registration date thereof for trading on the stock exchange and up to and including November 20, 2005, such that every option (Series 1) may be exercised for one ordinary share of NIS 1 par value (subject to adjustments), against a cash payment of the exercise price of NIS 10.68, linked to the representative exchange rate of the dollar. In any case, the exercise price will not be less than NIS 10.68. An option (Series 1) which is not exercised up to and including November 20, 2005, will be invalid and will not convey to its holder any right vis-a-vis the Company. On November 20, 2005, the options expired.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
-------------------------------------------------------------------------------


Note 15 - Convertible Debentures (cont'd)

         B.       Presented in a separate category between "long-term
                  ---------------------------------------------------
                  liabilities" and "shareholders' equity" (cont'd)
                  ---------------------------------------

                                    The securities were offered to the public in 1,200,000 units by means of a tender on the unit price, where the composition of each unit is NIS 225 par value of debentures (Series A) at the price of 90% of their par value (NIS 202.5) and 15 options (Series 1) for no consideration. The total minimum price per unit was NIS 202.5.

                                    The price per unit determined as part of the tender was NIS 220. Taking into account the economic value of the options (Series 1) the discount rate with respect to the debentures (Series A) is 9.3%. The gross consideration received in the issuance is $62.5 million, of which $58.5 million was attributed to the debentures (Series A) and $4.0 million was attributed to the options (Series 1).

                  2. In January 2002, the Company issued to investors, as part of a private placement, NIS 133,980 thousand par value convertible debentures (Series A), at a price of NIS 1.015 for NIS 1 par value of debentures (Series A), for an aggregate consideration of $29.5 million.
                           The terms of the convertible debentures (Series A) are identical to the terms of the debentures (Series
                           A), issued by the Company, as stated in Section A., above.

                  3. In 2003, NIS 57,660,575 par value of debentures (Series A) were converted into 5,565,649 ordinary shares of NIS 1 par value, the majority at a conversion rate of NIS 10.36 par value debentures for one ordinary share of NIS 1 par value. The total share capital issued as a result of the conversion is $1,270 thousand, with a premium of $11,331 thousand.

                           In 2004, NIS 179,607,707 par value of debentures (Series A) were converted into 17,582,221 ordinary shares of NIS 1 par value, at a conversion rate of NIS 10.03-10.36 par value debentures for one ordinary share of NIS 1 par value. The total share capital issued as a result of the conversion is $3,974 thousand, with a premium of $35,581 thousand.

                           In 2005, NIS 55,412 thousand par value of debentures (Series A) were converted into 5,687 thousand ordinary shares of NIS 1 par value at a conversion rate of NIS 9.61 par value debentures for ordinary shares of NIS 1 par value. The total share capital issued as a result of the conversion is $1,253 thousand, with a premium of $9,756 thousand.

                           Subsequent to December 31, 2005, NIS 1,415 thousand par value of debentures (Series A) were converted into 147 thousand ordinary shares of NIS 1 par value.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
-------------------------------------------------------------------------------


Note 15 - Convertible Debentures (cont'd)

         B.       Presented in a separate category between "long-term
                  ---------------------------------------------------
                  liabilities" and "shareholders' equity" (cont'd)
                  ---------------------------------------

                           As of December 31, 2005, conversion of the said debentures is expected and, accordingly, they are presented in the balance sheet in a separate category between the "long-term liabilities" and the "shareholders' equity" sections based on their liability value.

                  4. In March 2004, the Company issued, as part of a private issuance to institutional investors (mainly overseas), non-marketable convertible debentures, in the amount of $150 million par value (including $5 million which was issued to the underwriters in April
                           2005), in exchange for their par value. The period of the debentures is 7 years and they bear annual interest at the rate of 1.75%, which is to be paid once a year, in March. The debentures may be converted into ordinary registered shares of NIS 1 par value each, at a conversion rate of NIS 20.5 par value, based on a fixed rate of exchange of US$1 = NIS 4.514. The ordinary shares to be issued as a result of conversion of the debentures shall be registered for trading on the Tel-Aviv Stock Exchange.

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

                           The Company committed to the debenture purchasers that it would refrain from creating additional liens on its property, the purpose of which is the guarantee of marketable securities or other securities that the Company intends to register for trading.

                           The total issuance expenses with respect to the aforementioned debentures amounted to $2.5 million.

                           In 2005, $135,650 thousand par value institutional debentures were converted into 29,869 thousand shares of NIS 1 par value, all of which based on a conversion rate of $4.541 par value debentures for one share of NIS 1 par value.

                           The total share capital issued as a result of the conversion is $6,554 thousand at a premium of $129,096 thousand.

                           As of December 31, 2005, conversion of the said debentures is expected and, accordingly, the debentures are presented in the balance sheet in a separate category between the long-term liabilities and the shareholders' equity based on the liability value of the debentures.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
-------------------------------------------------------------------------------

Note 16 - Other Long-Term Liabilities

         Consolidated

         Linkage terms and interest rates


                                      Weighted
                                 interest rate            December 31
                                    at balance   ------------------------------
                                    sheet date            2005             2004
                                 -------------   -------------    -------------
                                             %   US$ thousands    US$ thousands
                                 -------------   -------------    -------------

         Liabilities linked to
           the US dollar                              3,222           9,195
         Liabilities linked to
            another currency                0         1,092             142
                                                 -------------    -------------
                                                      4,314           9,337
                                                 =============    =============

         The liabilities are schedule for repayment in the years 2007 - 2008.


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

         The benefit period has ended for some of the plants of the subsidiaries and the benefit period for others will end during years up to 2014. In addition, subsidiaries have other investment programs in progress, or for which the benefit period with respect thereto has not yet commenced.

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

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
-------------------------------------------------------------------------------


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

                  The current taxes and the balances of the deferred taxes as at December 31, 2004, were calculated in accordance with the tax rates in the preceding paragraph. The impact of the reduction in the tax rates on the Company's consolidated results of operations for the year ended December 31, 2004 is tax income in the amount of $4.5 million.

                  On July 25, 2005, the Law for Amendment of the Income Tax Ordinance (No. 147 and Temporary Order), 2005 was passed, pursuant to which the Companies Tax rate will be gradually reduced in the following manner: in the 2006 tax year a tax rate of 31% will apply, in 2007 - 29%, in 2008 - 27%, in 2009
                  - 26%, and in 2010 and thereafter, a tax rate of 25% will apply. In addition, commencing from 2010, upon reduction of the Companies Tax rate to 25%, every real capital gain will be subject to tax at the rate of 25%.

                  The current and deferred taxes as at December 31, 2005, were calculated in accordance with the new tax rates as determined in Amendment No. 147. The impact of the reduction in the tax rates on the consolidated financial statements for the year ended December 31, 2005 is a decrease in the taxes on income in the amount of $4.8 million.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
-------------------------------------------------------------------------------

Note 17 - Taxes on Income (cont'd)

G.       Deferred taxes

                                                                Consolidated                            Company
                                                        --------------------------------    ---------------------------------
                                                                 December 31                          December 31
                                                        --------------------------------    ---------------------------------
                                                                 2005               2004              2005               2004
                                                        -------------      -------------    --------------     --------------
                                                        US$ thousands      US$ thousands     US$ thousands      US$ thousands
                                                        -------------      -------------    --------------     --------------

         (1)      Movement

                  Balance at beginning
                   of year                                    37,317             33,522            (6,999)            (6,250)
                  Included in statement
                   of income                                   7,830               (163)              968               (749)
                  Charged to capital                          (1,544)                  -           (1,544)                  -
                  Newly consolidated                             276              3,958                 -                  -
                                                        -------------      -------------    --------------     --------------
                  Balance at end of year                      43,879            37,317             (7,575)            (6,999)
                                                        -------------      -------------    --------------     --------------
                  Classified as:

                  Other receivables                          (15,922)           (17,037)             (341)              (325)
                  Long-term liabilities (in the
                   balances of the long-term
                   debt)                                      59,801             54,354            (7,234)            (6,674)
                                                        -------------      -------------    --------------     --------------
                                                              43,879             37,317            (7,575)            (6,999)
                                                        =============      =============    ==============     ==============

         (2)      Composition


                                                                Consolidated                            Company
                                                        --------------------------------    ---------------------------------
                                                                 December 31                          December 31
                                                        --------------------------------    ---------------------------------
                                                                 2005               2004              2005               2004
                                                        -------------      -------------    --------------     --------------
                                                        US$ thousands      US$ thousands     US$ thousands      US$ thousands
                                                        -------------      -------------    --------------     --------------


                  Deferred taxes in respect of:
                  Depreciable assets                          78,831             85,564                  -                 -
                  Carryforward tax losses                    (16,673)           (19,864)           (6,117)            (5,343)
                  Inventories                                (11,760)           (17,615)                 -                 -
                  Employee severance
                   benefits, net                             (10,227)           (11,467)           (1,458)            (1,656)
                  Other temporary
                   differences                                 3,708                699                  -                 -
                                                        -------------      -------------    --------------     --------------
                                                              43,879             37,317            (7,575)            (6,999)
                                                        =============      =============    ==============     ==============

                  In the consolidated balance sheet, deferred taxes are computed at rates ranging between approximately 27% and 35% (Company - 27%).

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
-------------------------------------------------------------------------------


Note 17 - Taxes on Income (cont'd)

         H.       Composition of tax expense (benefit)

         Consolidated

                                                                 For the year ended December 31
                                                        ---------------------------------------------------
                                                                  2005              2004               2003
                                                        --------------    --------------     --------------
                                                         US$ thousands     US$ thousands      US$ thousands
                                                        --------------    --------------     --------------

         Taxes in respect of the reported period:
         Current                                               28,944            51,228             24,702
         Deferred                                               5,142            (3,034)             3,173
                                                        --------------    --------------     --------------
                                                               34,086            48,194             27,875
                                                        --------------    --------------     --------------
         Taxes in respect of prior years:
         Current                                                3,178             1,269              4,683
         Deferred                                               2,688             2,871                 60
                                                        --------------    --------------     --------------
                                                                5,866             4,140              4,743
                                                        --------------    --------------     --------------
                                                               39,952            52,334             32,618
                                                        ==============    ==============     ==============

         Company

                                                                 For the year ended December 31
                                                        ---------------------------------------------------
                                                                  2005              2004               2003
                                                        --------------    --------------     --------------
                                                         US$ thousands     US$ thousands      US$ thousands
                                                        --------------    --------------     --------------

         Current                                                3,058                 2                 29
         Deferred                                                 968              (749)            (2,507)
                                                        --------------    --------------     --------------
                                                                4,026              (747)            (2,478)
                                                        ==============    ==============     ==============

         I.       Theoretical tax

         Following is a reconciliation between the theoretical tax and the tax expense included in the statement of income:

         Consolidated

                                                                    For the year ended December 31
                                                           ---------------------------------------------------
                                                                     2005              2004               2003
                                                           --------------    --------------     --------------
                                                                     34%                35%               36%
                                                           --------------    --------------     --------------
                                                            US$ thousands     US$ thousands      US$ thousands
                                                           --------------    --------------     --------------

         Tax expense computed at regular tax rate                 85,777            76,608             49,030
         Tax benefit for approved enterprises                     (8,469)          (10,203)            (3,727)
         Benefit for plants in development areas                       -                 -             (2,109)
         Difference between financial statement
          measurement of income and tax basis                        207             2,559             (4,868)
         Change in rate of deferred taxes                         (4,793)           (1,912)             2,384
         Income taxable at other tax rates                       (32,630)          (20,732)           (14,490)
         Taxes in respect of previous years                        5,866             4,140              4,743
         Utilization of tax losses for which deferred
           taxes were not created                                 (3,048)                 -                  -
         Nondeductible expenses and other differences             (2,958)            1,874              1,655
                                                           --------------    --------------     --------------
                                                                  39,952            52,334             32,618
                                                           ==============    ==============     ==============

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
-------------------------------------------------------------------------------


Note 17 - Taxes on Income (cont'd)


         I.       Theoretical tax (cont'd)

         Company

                                                   For the year ended December 31
                                        ---------------------------------------------------
                                                  2005              2004               2003
                                        --------------    --------------     --------------
                                                  34%                35%               36%
                                        --------------    --------------     --------------
                                         US$ thousands     US$ thousands      US$ thousands
                                        --------------    --------------     --------------
         Tax expense computed at
             regular tax rate                   71,236           57,673             36,107
         Difference between financial
            statement measurement
            of income and tax basis              3,026              353                166
         Equity in earnings of
            investee companies, net            (73,903)         (57,192)           (37,446)
         Nondeductible expenses
            and other differences                3,667           (1,581)            (1,305)
                                        --------------    --------------     --------------
                                                 4,026             (747)            (2,478)
                                        ==============    ==============     ==============

         J.     Final assessments

         Makhteshim, Agan and Lycored have received final tax assessments up to and including the 2001 tax year. Luxembourg has received final tax assessments up to and including 1998.

         K.     Losses and deductions available for carryforward to future years

         As at the balance sheet date, the losses for tax purposes which are available for carryforward to future tax years, amount to $57.3 million.

         The Company has recorded a deferred tax asset with respect to the accrued losses, in the amount of US$16.7 million, based on Management's estimation it is probable that such losses will be utilized in the upcoming years.


         L.     Additional Information

         Regarding fiscal claims against Milenia - see Note 19D(2).


Note 18 - Employee Termination Benefits, Net

         A.       Composition

                                                    Consolidated                            Company
                                            --------------------------------    ---------------------------------
                                                     December 31                          December 31
                                            --------------------------------    ---------------------------------
                                                     2005               2004              2005               2004
                                            -------------      -------------    --------------     --------------
                                            US$ thousands      US$ thousands     US$ thousands      US$ thousands
                                            -------------      -------------    --------------     --------------
         Accrued severance pay and
          retirement grants                    25,898             26,576             4,136              4,591
         Less - deposits in severance
          pay funds                            16,198             15,957                 -                  -
                                            -------------      -------------    --------------     --------------
                                                9,700             10,619             4,136              4,591

         Early retirement pension              15,197             13,248                 -                  -

         Accrual for unutilized sick leave      3,117              2,842                 -                  -
                                            -------------      -------------    --------------     --------------
                                               28,014             26,709             4,136              4,591
                                            =============      =============    ==============     ==============

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
-------------------------------------------------------------------------------


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

         In the estimation of the subsidiary Management, the above-mentioned law will have no effect on the subsidiary's liabilities for early retirement in connection with its employees who left prior to reaching retirement age.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
-------------------------------------------------------------------------------


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

         (2) Liability of directors and officers of the Company and its subsidiaries is insured as part of a policy. The limit of the insured responsibility is $100 million. The directors who were insured within the policy include all of the Company's directors as well as the directors of the subsidiaries.

         (3) Regarding undertakings of the Company and its subsidiaries as part of a securitization transaction - see Note 3(1).

         (4)      Regarding undertakings with interested parties - see Note 30A.

         B.       Contingent liabilities

         (1) In accordance with the Law for the Encouragement of Capital Investments, 1959, Company subsidiaries received grants from the State of Israel in respect of investments in fixed assets made as part of plant expansion plans approved by the Investments Center. Receipt of the grants is conditional upon fulfillment of the terms of the letter of approval that include, among others, exports at certain rates. If the companies do not comply with the required terms, they will be required to refund the grants amounts, together with interest from the date of their receipt. Management of the subsidiaries believes that they are in compliance with the conditions of the approval.

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

                  The balance of the State's participation in the companies' research and development expenses (net of royalties paid in respect thereof), after deduction of participations in expenses of unsuccessful research projects which were abandoned, amounts to approximately $4.6 million.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
-------------------------------------------------------------------------------


Note 19 - Commitments and Contingent Liabilities (cont'd)

         B.       Contingent liabilities (cont'd)

         (3) The Company has undertaken to indemnify the economic consultants who determined the exchange ratio for the Arrangement (see Note 1B) for reasonable expenses that they may be required to pay for legal consultation and representation in the event that legal proceedings are brought against them in connection with their opinion. In addition, the Company will indemnify the economic consultants for any damages payable in consequence of legal proceedings which exceed $1.5 million. The Company shall not be liable to indemnify the economic consultants if it is determined that they acted with gross negligence or willful misconduct in connection with their opinion.

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

                  On December 12, 2005, the Knesset Finance Committee approved The Stamp Tax on Documents Order (Cancellation of Addendum A to the Law) (Amendment, 2005), pursuant to which the liability for Stamp Tax will be cancelled with respect to documents that are signed commencing January 1, 2006 and thereafter.

                  In the opinion of management of the Company, which is based on the opinion of its legal counsel, the Company has no material exposure in respect of any demand arising from the Stamp Duty Law.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
-------------------------------------------------------------------------------

Note 19 - Commitments and Contingent Liabilities (cont'd)

         C.       Environmental quality

         (1) The operations of the Company and of its investee companies are exposed to risks related to environmental contamination, since they produce, store and sell chemicals. The Group invests substantial sums in order to comply with environmental laws and regulations, and management believes that the Group companies are in compliance with those laws. In accordance with the estimate of the Company's insurance advises, the Group insurance policies cover any sudden, unexpected environmental contamination caused in Israel and the rest of the world, subject to the conditions of the relevant policies. As at December 31, 2005, the Group did not have any coverage against ongoing environmental contamination. Such insurance is difficult to obtain, and in cases when it can be obtained, Company Management believes that the terms of the policy, including the amount of the insurance coverage, do not presently justify obtaining such a policy.

         (2) Pursuant to an agreement with the Ministry of Environmental Protection, subsidiaries decided to construct facilities for the biological treatment of waste. Construction of the facility will take approximately 3 years. In the estimation of the subsidiary's management, the aggregate construction cost will be between $30 million and $40 million.

         (3) One of the subsidiary's plants, together with other chemical plants, was constructed in Ramat Hovav, since the Government of Israel determined that the location was suitable for chemical plants as it was assumed that the layers of the soil in that area were absolutely sealed against penetration by liquid discharges or contamination. The Ministry of Environmental Protection conducted tests as a result of which it was reported that data exist indicating subterranean contamination in Ramat Hovav. The inspectors recommended that steps be taken to prevent further leakage from active and dormant installations that are likely to constitute a source of contamination of the subterranean water in the region.

                  The subsidiary may be required to clean up the relevant areas or subterranean layers if and when it is found that the subsidiary is responsible for the contamination. Over the past several years various tests have been performed by different agencies to test the ground contamination in the Ramat Hovav area as well as the area surrounding the subsidiary's premises in Be'er Sheva. Based on studies performed by researchers, including foreign research institutes, there is no effective process for cleaning the contaminated soil. The only remediation available is the natural cleansing processes which will clean the land over a period of 80 years. In the opinion of Company Management, no material consequences on the financial statements are expected due to application of the recommendations deriving from the said examinations.

         (4) In May 2004, a subsidiary and other factories in the Ramat Hovav area received a notification of a change in the terms of the license, according to which the factories will be required to treat their waste, in contrast with the current treatment, independently and through application of evaporation procedures, in the framework of which the factories are required to perform within a short time, research and development for purposes of conformance of the procedures to the composition of each factory's waste, and later on to construct an appropriate facility, as well as application of formulation procedures, in the framework of which the factories are required to present research and development plans to the Ministry for purposes of application of the procedures with respect to the waste. At the same time, the Ministry of Environmental Protection set a date by which the factories are required to treat their waste in the required format and to stop the flow of waste into the evaporation pools and waste treatment facilities of the Council of Ramat Hovav.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
-------------------------------------------------------------------------------


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

                  On March 3, 2005, the Court approved the Parties' consent to attempt to settle the dispute through "out of court" mediation. In the framework of the mediation, the Ministry of Environmental Protection hired the services of a Dutch company having expertise with respect to the matter. The Dutch company's conclusions supported the Company's position that there is no treatment method of pressurized ventilation and crystallization for the type of waste material produced by the Ramat Hovav factories and it recommended to remain in the Ramat Hovav pools while improving the quality of the waste material and preventing the escape of odors and pollution into the environment. The matter is currently in the mediation process. Agreement regarding the proposed method will also update the conditions of the business license accordingly.

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


         D.     Claims against subsidiaries

         (1) In 1995, a claim was submitted against Milenia and a number of other parties for a total amount of approximately $45 million by a group that purchased the rights of two banks which went bankrupt. The remainder of the claim is being submitted against Milenia in its capacity as a guarantor for agricultural cooperatives, which were its former shareholders.

                Milenia's position is that it was excluded from the guarantee agreement by a later agreement between the bank, the former shareholders and the other subsidiary of the former shareholders. A provision of approximately $1.6 million was recorded in the financial statements for this claim, based on a possibility of settlement in due course. Milenia's position, based on an analysis by their legal advisors, is that, the provision recorded is sufficient to cover any probable losses it may have on this case.

         (2) Administrative proceedings as well as civil and other fiscal claims have been submitted against Milenia totaling approximately $63.9 million. Milenia's management believes based on, inter alia, the opinion of its legal advisors, that its chances of winning in the administrative proceedings and successfully defending against the aforesaid claims and demands, are probable and the provisions included in the financial statements are sufficient to cover any losses, which may be incurred as a result of these claims.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
-------------------------------------------------------------------------------

Note 19 - Commitments and Contingent Liabilities (cont'd)

         D.       Claims against subsidiaries (cont'd)

         (3) During 2003, a criminal complaint has been filed against Makhteshim and one of its managers by the Man, Nature and Law Amuta (Society). In the charge sheet, it is stated that in a number of cases during 1999-2003, discharges of materials were measured in the exhaust vents in Makhteshim's factory in Ramat Hovav in forbidden concentrations that created strong pollution. Makhteshim does not admit to the allegations stated in the complaint. In the estimation of Makhteshim and its legal advisors, it is not possible to predict the results of the complaint but on the basis of the presently accepted degrees of punishment it is highly probable that even if the Company is convicted this will not have a material effect on the Company, therefore, no provision has been recorded in the books in respect thereof.

         (4) A number of other claims have been filed against Agan, the total amount of which is $3.5 million, in respect of damages which, according to the plaintiffs, were caused due to use of Agan's products, breach of agreement to market a product, supply of a faulty product, as well as in connection with additional claims.
                  In Agan's estimation, based on the opinion of its legal advisors, with respect to some of these claims the chances of defense are good, while regarding some of the claims it is not possible, at this stage, to predict their outcome. Accordingly, no provisions have been recorded on the books in connection with these claims.

         (5) A number of other claims have been filed against Makhteshim, the total amount of which is $3.3 million, in respect of damages which, according to the plaintiffs, were caused by, among other reasons, use of its products as well as a claim of a supplier which provided the planning work with respect to construction of the plant in Ramat Hovav. In Makhteshim's estimation, based on the opinion of its legal advisors, with respect to some of these claims the chances of defense are good or the provisions included in the books are adequate. With respect to claims regarding which it is not possible, at this stage, to predict their outcome, no provisions have been included in the financial statements.

         (6) In April 2005, the subsidiary received a notice that an international chemical company had started an international arbitration proceeding against the Company in connection with a license and supply agreement signed in 1998. According to the notice, the amount of the claim is $10.6 million. Subsidiary recorded an appropriate provision in its books based on the opinion of its legal advisors.


         E.       Guarantees

         (1) The Company has guaranteed the liabilities to banks of a subsidiary without any limitation as to amount. As at the balance sheet date, the outstanding liabilities of the subsidiary to the banks totaled $66.6 million.

         (2) The Company has guaranteed the liabilities to banks and suppliers of subsidiaries, the amount of which as at the balance sheet date totaled $33.3 million.

         (3) Makhteshim and Agan have guaranteed the liabilities to banks of subsidiaries in the amount of $28.6 million.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
-------------------------------------------------------------------------------

Note 19 - Commitments and Contingent Liabilities (cont'd)

         (4) Foreign suppliers and banks have provided credit lines in the approximate amount of $97.6 million to foreign subsidiaries and to one subsidiary in Israel relying upon, among other things, the commitments of Makhteshim and Agan as to their proper fiscal management and the policies of Makhteshim and Agan to take steps that will enable those companies to meet their obligations. The amount of the credit lines utilized as at December 31, 2005, amounted to approximately $27.2 million.

         (5) The Company and Milenia committed to indemnify financial institutions, upon the existence of certain conditions, in respect of credit received by Milenia's customers from those financial institutions, which were used for repayment of the debts of such customers to Milenia in respect of its sales to those customers. The amount of the commitment for indemnification, as at the balance sheet date, was approximately $76 million, of which approximately $59.1 million was a commitment for indemnification of Milenia and approximately $16.9 million was a commitment for indemnification of the Company and Milenia (December 31, 2004
                  - approximately $98 million, of which approximately $80 million was a commitment for indemnification of Milenia and approximately $18 million was a commitment for indemnification of the Company and Milenia).

         (6) Subsidiaries have undertaken to indemnify the bank in the framework of the transaction for sale of trade receivables in certain cases that are defined in the agreements, if debts sold are not paid. See Note 3(B).


Note 20 - Liens and Collaterals

         A.       Following are details of collateralized liabilities to banks:

                                                                December 31
                                                                       2005
                                                              -------------
                                                              US$ thousands
                                                              -------------
          Long-term liabilities
            (including current maturities)                          37,600
                                                              =============


         As collateral for the above liabilities, a subsidiary has registered a mortgage on land and buildings, and other subsidiaries have registered a first-degree charge on assets including machinery and equipment, share capital and intangible assets.

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

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
-------------------------------------------------------------------------------

Note 20 - Liens and Collaterals (cont'd)

         A.       Following are details of collateralized liabilities to banks
                  (cont'd):

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


         C. The Company and it's subsidiary have committed to banks to maintain financial criteria, the main ones of which are as follows:

                  - The ratio of the interest-bearing financial liabilities to shareholders' equity shall not exceed 1.5.

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

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
-------------------------------------------------------------------------------

Note 21 - Shareholders' Equity

         A.   Share capital


                                                               December 31                         December 31
                                                      -----------------------------      ------------------------------
                                                              2005             2004              2005              2004
                                                      ------------    -------------      ------------      ------------
                                                             Number of shares                  Number of shares
                                                      -----------------------------      ------------------------------
                                                               Authorized                      Issued and paid-up
                                                      -----------------------------      ------------------------------
         Ordinary shares of NIS 1 par value            750,000,000      500,000,000       452,918,621      402,088,045


         All of the shares are registered for trading on the Tel Aviv Stock Exchange.

         On August 8, 2005, the Company's Board of Directors decided to increase the Company's authorized share capital from NIS 500 million divided into 500 million ordinary shares of NIS 1 par value each to NIS 750 million divided into 750 million ordinary shares of NIS 1 par value each.

         B.       Employee stock options

         1. On April 23, 2001 (hereinafter - the determining date), the Company's Board of Directors resolved to grant options to employees of the Company and to employees of its subsidiaries (hereinafter - plan 2001). In accordance with this plan, the said employees can be allotted upto 17,400,000 option warrants which are exercisable for up to 17,400,000 ordinary shares of a par value of NIS 1 each, of the Company, at an exercise price of $ 1.749 as at the balance sheet date after adjustments made to all options due to a dividend distribution (the market value of a share as of April 22, 2001 was NIS 8.12).

                  All options warrants are required to be issued to a trustee pursuant to plan 2001. The options were issued in accordance with Section 102 of the Income Tax Ordinance and the shares to be issued on the exercise thereof will be held by the trustee for a period of at least two years from the date of issuance of the options.

                  Eligibility to receive the option warrants, subject to the terms of the plan, is in three portions, as follows: One third on the determining date, an additional third one year after the determining date and the balance two years after the determining date.

                  The options of each portion can be exercised one year after the date of entitlement, and they expire after five years from the date of the beginning of the exercise period of each portion.

                  Pursuant to option plan 2001, at the time of exercise of the options the Company will issue shares in a number that reflects the amount of the monetary benefit inherent in the option, that is, the difference between the regular price of a Company share on the exercise date and the exercise price of the option.

                  Under this plan, the CEO of the Company was allotted 1,400,000 option warrants exercisable into 1,400,000 ordinary shares of a par value of NIS 1 each of the Company, which constitute 8% of the total amount of options to be granted under the plan.

                  In 2003, 7,361,923 options were exercised by Company employees for 2,551,236 of the Company's ordinary shares of NIS 1 par value each.

                  In 2004, 4,519,791 options were exercised by Company employees for 2,505,937 of the Company's ordinary shares of NIS 1 par value each.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
-------------------------------------------------------------------------------

Note 21 - Shareholders' Equity (cont'd)

         B.       Employee stock options (cont'd)

                  In 2005 approximately 2,531,914 thousand options were exercised by Company employees for 1,736,805 thousand of the Company's ordinary shares of NIS 1 par value each.

                  Subsequent to the balance sheet date and up to a time proximate to the signing date of the financial statements, approximately 455,001 thousand options were exercised by Company employees for 319,763 thousand of the Company's ordinary shares of NIS 1 par value each.

         2. On April 14, 2003 (hereinafter - "the determination date"), the Company's Board of Directors resolved to adopt an employee compensation plan for the employees of the Company and its subsidiaries and for their directors (hereinafter - "Plan 2003"), pursuant to which 17,000,000 options will be issued to the employees, which are exercisable for up to 17,000,000 of the Company's ordinary shares of NIS 1 par value each, at an exercise price of NIS 7.72 as at the balance sheet date after adjustments made due to a dividend distribution (the closing share price of the Company's shares on the stock exchange on the Determination Date, was NIS 9.13 per share).

                  All of the options will be issued under Section 102 of the Income Tax Ordinance. The options issued and the shares issued upon the exercise thereof will be held by a trustee for a period of at least two years from the end of the year in which the options are issued.

                  In accordance with Plan 2003, at the time of exercise of the options, the Company will issue shares in an amount which reflects the amount of the monetary benefit implicit in the options, that is, the difference between the price of an ordinary share of the Company on the exercise date and the exercise price of the option.

                  In the framework of Plan 2003, Company employees who were issued options under the Company's prior employee compensation plan 2001, were offered the opportunity to convert the options issued to them under the Plan 2001 into 12,180,000 options under the plan 2003. The offer was not accepted by any of the Company's employees.

                  The right to exercise the options, with respect to offerees who are not included with those who received options under the plan 2001 and are converting them to options issued under the plan 2003, is in three increments, as follows: one-third at the end of one year from the Determination Date, an additional one-third at the end of two years from the Determination Date and the balance at the end of three years from the Determination Date. The expiration date of the options is five years from the beginning of the exercise period of each increment.

                  In addition, in the framework of the plan 2003, the Company's CEO was issued 1,600,000 options which are exercisable for up to 1,600,000 of the Company's ordinary shares of NIS 1 par value each and which constitute 9.4% of the total options issued in the framework of the Plan.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
-------------------------------------------------------------------------------


Note 21 - Shareholders' Equity (cont'd)

         B.       Employee stock options (cont'd)

         2.       (cont'd)

                  In addition, in the framework of the Plan, the Company's directors were issued a total of 1,800,000 that which constitute 10% of the total options issued in the framework of the Plan.

                  On March 8, 2004, the Company's Board of Directors decided to make an additional issuance under plan 2003 of 1,420,000 options to the directors (that did not serve at the time of prior issuance to the directors) and to Company employees, the options were distributed during 2004.

                  In 2004, 105,663 options were exercised by Company employees for 64,746 of the Company's ordinary shares of NIS 1 par value.

                  In 2005 Company employees exercised 219,996 options for 156,868 of the Company's ordinary shares of NIS 1 par value.

                  Subsequent to the balance sheet date and proximate to the signing date of the financial statements, 1,044,187 options were exercised by Company employees for 764,389 ordinary shares of NIS 1 par value.

         3. On March 13, 2005, the Company's Board of Directors resolved to adopt a new stock option plan for the officers and employees of the Company and its subsidiaries (hereinafter: plan 2005). Pursuant to plan 2005, on March 14, 2005, 14,900,000 options exercisable into up to 14,900,000 of the Company's ordinary shares of NIS 1 par value each were issued
                  - 800,000 options were issued to the Company's CEO, 11,600,000 were issued to employees of the Company and subsidiaries in Israel and overseas and the balance of 2,500,000 were issued to a trustee for purposes of future issuances.
                  The options are offered to the offerees at no cost.

                  The exercise price of the options is as follows:

                  Regarding the options issued to the Company's CEO and 7 additional employees (hereinafter - "Group A") the exercise price will be equal to the opening price of the Company's shares on April 15, 2006, and if there is no trading on that date - on the first trading day thereafter.

                  Regarding the options issued to the other offerees (hereinafter - "Group B") the exercise price will be equal to NIS 25.10 (subject to adjustments in respect of dividend distributions), which is equal to the opening price of the Company's share on the stock exchange when the decision was made by the Company's Board of Directors (March 13, 2005).

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
-------------------------------------------------------------------------------


Note 21 - Shareholders' Equity (cont'd)

         B.   Employee stock options (cont'd)

         3.   (cont'd)

              Regarding offerees who will be issued options in the future, as stated above, (hereinafter - "Group C") the exercise price will be equal to the closing price of the Company's shares on the eve of the decision to issue options to them.

              The right to exercise the options subject to the terms of the plan is in three portions, as follows: one-third at the end of two years from the determination date, an additional third at the end of three years from the determination date and the balance at the end of four years from the determination date. The expiration date of each portion is 5 years from the beginning of its exercise period.

              The determination date for Group A was fixed as April 14, 2006 (which is the end of the third and final vesting period of the employee options' plan from 2003) and for Group B and Group C, the determination date is March 13, 2005 (the approval date of the plan).

              On August 8, 2005, the Company's Board of Directors decided to revise the exercise price of the options issued to Group A such that the exercise price of these options will be equal to the exercise price determined for options issued to Group B. As at the balance sheet date, the exercise price after adjustments, as stated above, is NIS 24.62.

              The options under plan 2005 will be issued to the offerees pursuant to the provisions of Section 102 of the Income Tax Ordinance under the capital track.

              On March 8, 2006 the Company's board of directors decided to issue the balance of 2,500,000 options to employees (Group C).


         C.   Purchase of Company shares by a subsidiary

         In March 2004 a subsidiary transferred to a third party, off the stock exchange, 7 million of its shares in the Company (hereinafter - the transferred shares). In accordance with the agreement, the consideration will be paid within one year from the date of transfer either in cash, linked to the price of the share on the stock exchange as at that date, or in shares of the Company plus 0.5% of the price of the shares on the stock exchange.

         In the second quarter of 2004, 1,908 thousand of the aforementioned shares were returned in order to pay the consideration for purchasing a group of companies in the USA as mentioned in Note 7D(1)a.

         In the first quarter of 2005, 693 thousand of the aforementioned shares were returned in order to pay the consideration for purchasing Mabeno, see Note 7D(2)a.

         In the third quarter of 2005 the rest of the transferred shares were returned to the subsidiary.

         As at balance sheet date the subsidiary holds 4,415 thousand par value of the company's shares which constitute about 1% of the issued and paid up share capital of the company.

                                                Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
-------------------------------------------------------------------------------

Note 21 - Shareholders' Equity (cont'd)

         D.   Buy-Back of Shares

         On November 14, 2005, the Company's Board of Directors decided to adopt a policy according to which the Company will act to buy back its own shares in the amount of $150 million.

         The decision of the Board of Directors provides different parameters for acquisition of the shares as stated above including, among others, acquisition in response to supply without creation of demand, limitations on the scope of daily acquisitions, price criteria and execution of off-market transactions.

         The shares acquired will become dormant shares as long as they are held by the Company.

         As at the balance sheet date, the Company holds 12,018,603 of its own shares, constituting approximately 2.6% of its total issued and paid-up share capital in the amount of $65.6 million. As at March 6, 2006, the Company holds 15,200,909 shares.

         E.   Dividend distribution policy

         On April 23, 2001, the Company's Board of Directors resolved to adopt a dividend policy at rates of between 15% and 30% of annual net income, beginning from 2001. In accordance with this policy, an interim quarterly dividend will be distributed. The amount of the dividend will be calculated according to the net income for the quarter and will be within the limits specified above. This interim dividend will be considered as an advance on account of the annual dividend.

         Application of policy is subject to there being sufficient income for distribution on the relevant dates, to the provisions of any law regarding dividend distribution, to specific decisions of the Company's Board of Directors in respect of each distribution and to any other decision the Board of Directors is permitted to make at any time, including regarding a different designation of the Company's earnings and a change in this policy.

         On March 8, 2006, the Company's Board of Directors decided to make a change regarding the dividend distribution policy, such that commencing with the fourth quarter of 2005, a dividend will be distributed at the rate of 50% of the net earnings for the period.

         In March 2005, the Company's Board of Directors decided to distribute a dividend in respect of the earnings of 2004, in the amount of $12,700 thousand.

         During 2005, the Company's Board of Directors decided to make four interim dividend distributions, in the total amount of US$ 60,200 thousand.

         Subsequent to the balance sheet date, the Company's Board of Directors resolved to distribute a dividend in respect of the earnings of the fourth quarter of 2005, in the amount of $23,500 thousand.

         F. Convertible debentures and options (Series 1)

         Regarding the convertible debentures and the options (Series 1) issued in the framework of a prospectus from November 2001 - see Note 15B.

         In 2005, 13,379,572 options (Series 1) were converted into 13,379,572 ordinary shares of NIS 1 par value for an average exercise price of NIS
         9.61 per share. The total share capital issued as a result of the conversion was $2,910 thousand, at a premium of $31,014 thousand.

         On November 20, 2005, the balance of the unexercised options expired.

         Regarding conversion of the debentures - see Note 15B(4).



                                                                                             Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
----------------------------------------------------------------------------------------------------------------------------


Note 22 - Linkage Terms of Monetary Balances

Consolidated

                                 In or linked         In Euro    In Brazilian   In or linked       In Israel          Total
                                        to US                           reals     to another       currency
                                      dollars                                       currency
                                -------------   -------------   -------------   ------------   -------------   -------------
                                US$ thousands   US$ thousands   US$ thousands   US$thousands   US$ thousands   US$ thousands
                                -------------   -------------   -------------   ------------   -------------   -------------

DECEMBER 31, 2005
Assets:
Cash and cash equivalents             21,614          13,408           9,754          23,062           3,455          71,293
Short-term investments                     -             561               -               -             708           1,269
Trade and other receivables          160,869          75,585         130,374          51,097          27,635         445,560
Long-term investments,
 loans and other receivables           2,204           2,562          13,885           1,124           2,469          22,244
                                -------------   -------------   -------------   ------------   -------------   -------------
                                     184,687          92,116         154,013          75,283          34,267         540,366
                                =============   =============   =============   ============   =============   =============
Liabilities:
Credit from banks (not
 including current
 maturities)                         197,864          13,624          11,639           5,433             478         229,038
Trade and other payables             236,591         100,305          71,147          43,714          82,256         534,013
Proposed dividend                     14,058               -               -               -               -          14,058
Long-term bank loans and
 other (including current
 maturities) and long-term
 liabilities                          88,398           4,999           3,222           1,091           1,666          99,376
Liability for employee
 severance benefits, net                 126             538             640             227          26,483          28,014
                                -------------   -------------   -------------   ------------   -------------   -------------
                                     537,037         119,466          86,648          50,465         110,883         904,499
                                =============   =============   =============   ============   =============   =============

DECEMBER 31, 2004
Assets:
Cash and cash equivalents
(not including current
maturities)                           10,751          14,799           3,418          10,624             885          40,477
Short-term investments                     -             603               -             160             800           1,563
Trade and other receivables          126,638          74,775         136,831          51,673          32,820         422,737
Long-term investments,
 loans and other receivables           1,710             328          15,715           1,239           2,353          21,345
                                -------------   -------------   -------------   ------------   -------------   -------------
                                     139,099          90,505         155,964          63,696          36,858         486,122
                                =============   =============   =============   ============   =============   =============
Liabilities:
Credit from banks                     90,949          11,350           1,814           5,974           2,892         112,979
Trade and other payables             158,430         146,850          64,328          54,287          90,527         514,422
Proposed dividend                     11,200               -               -               -               -          11,200
Long-term bank loans and
 other (including current
 maturities) and long-term
liabilities                          112,319           9,331               -           6,204           1,548         129,402
Liability for employee
 severance benefits, net                  78             481             310             105          25,735          26,709
                                -------------   -------------   -------------   ------------   -------------   -------------
                                     372,976         168,012          66,452          66,570         120,702         794,712
                                =============   =============   =============   ============   =============   =============


With respect to futures transactions in foreign currency, see Note 32.


                                                                    Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements
--------------------------------------------------------------------------------------------------



Note 23 - Revenues

         Consolidated
                                                        For the year ended December 31
                                                 -------------------------------------------------
                                                         2005              2004               2003
                                                 ------------     -------------      -------------
                                                 S$ thousands     US$ thousands      US$ thousands
                                                 ------------     -------------      -------------
         Foreign sales -
           Industrial                              1,465,333         1,351,450          1,001,435
           Commercial                                165,221            85,007             89,303
                                                 ------------     -------------      -------------
                                                   1,630,554         1,436,457          1,090,738
                                                 ------------     -------------      -------------
         Domestic sales -
           Industrial                                 48,678            47,461             40,268
           Commercial                                 61,485            55,784             46,249
                                                  ------------     -------------      -------------
                                                    110,163           103,245             86,517
                                                 ------------     -------------      -------------

                                                   1,740,717         1,539,702          1,177,255
                                                 ============     =============      =============
         Foreign sales by geographic area:
         Latin America                               422,777           428,638            308,628
         Europe                                      700,912           649,859            525,851
         North America                               308,798           198,035            142,280
         Far East                                     59,120            55,467             41,398
         Rest of the world                           138,947           104,458             72,581
                                                 ------------     -------------      -------------
                                                   1,630,554         1,436,457          1,090,738
                                                 ============     =============      =============


Note 24 - Cost of Sales

        Consolidated
                                                        For the year ended December 31
                                                 -------------------------------------------------
                                                         2005              2004               2003
                                                 ------------     -------------      -------------
                                                 S$ thousands     US$ thousands      US$ thousands
                                                 ------------     -------------      -------------
         Industrial:
         Materials                                   766,681           674,675            443,565
         Labor                                        76,147            71,534             63,606
         Subcontractors                               10,720             5,822              6,286
         Other manufacturing expenses                115,182           111,624             83,611
         Depreciation                                 29,369            25,891             24,571
                                                 ------------     -------------      -------------
                                                     998,099           889,546            621,639

         Less - expenses capitalized
           to fixed assets (mainly
           engineering salaries)                        (866)             (848)              (958)
         Change in work in progress
           and finished
           products inventories                      (96,162)          (43,246)            (7,528)
                                                 ------------     -------------      -------------
                                                     901,071           845,452            613,153
         Commercial:
         Cost of merchandise sold                    158,644            98,456            117,152
                                                 ------------     -------------      -------------

                                                   1,059,715           943,908            730,305
                                                 ============     =============      =============


                                                                                             Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements
----------------------------------------------------------------------------------------------------------------------------


Note 25 - Research and Development Expenses, Net

         Consolidated
                                                                                  For the year ended December 31
                                                                          --------------------------------------------------
                                                                                   2005               2004              2003
                                                                          -------------      -------------     -------------
                                                                          US$ thousands      US$ thousands     US$ thousands
                                                                          -------------      -------------     -------------
         Payroll and related expenses                                           11,627            10,508              9,868
         Materials                                                                 351               267              1,210
         Other expenses                                                          9,093             9,758              6,738
                                                                          -------------      -------------     -------------
                                                                                21,071            20,533             17,816
         Less -
         Government participation in R&D expenses                                 (443)           (1,053)              (996)
                                                                          -------------      -------------     -------------

                                                                                20,628            19,480             16,820
                                                                          =============      =============     =============


Note 26 - Selling and Marketing Expenses

         Consolidated
                                                                                  For the year ended December 31
                                                                          --------------------------------------------------
                                                                                   2005               2004              2003
                                                                          -------------      -------------     -------------
                                                                          US$ thousands      US$ thousands     US$ thousands
                                                                          -------------      -------------     -------------

         Payroll and related expenses                                            64,480            52,460             37,678
         Commissions and delivery costs                                          75,121            70,480             51,268
         Advertising                                                             20,933            14,049              9,957
         Depreciation and amortization                                           32,936            24,685             20,916
         Registration                                                            21,753            11,504              7,568
         Professional services                                                    7,035             6,263              6,069
         Insurance                                                                7,929             6,474              5,746
         Royalties to the Chief Scientist                                         3,894             4,758              2,802
         Other                                                                   33,837            29,539             21,832
                                                                          -------------      -------------     -------------

                                                                                267,918           220,212            163,836
                                                                          =============      =============     =============


Note 27 - General and Administrative Expenses

         Consolidated
                                                                                   For the year ended December 31
                                                                          --------------------------------------------------
                                                                                   2005               2004              2003
                                                                          -------------      -------------     -------------
                                                                          US$ thousands      US$ thousands     US$ thousands
                                                                          -------------      -------------     -------------

         Payroll and related expenses                                           24,992             24,743            22,549
         Administrative services and directors' fees to Koor                     2,548              2,557             2,676
         Depreciation and amortization                                           4,563              3,359             3,446
         Bad and doubtful accounts                                               5,909             11,481             7,752
         Professional services                                                   8,550             12,058             6,756
         Insurance                                                               2,903              1,925               950
         Other                                                                  11,921             10,792             9,770
                                                                          -------------      -------------     -------------
                                                                                61,386             66,915            53,899
                                                                          =============      =============     =============

                                              s    F-213


                                                                                             Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements
----------------------------------------------------------------------------------------------------------------------------

Note 27 - General and Administrative Expenses (cont'd)

         Company

                                                                                    For the year ended December 31
                                                                          --------------------------------------------------
                                                                                   2005               2004              2003
                                                                          -------------      -------------     -------------
                                                                          US$ thousands      US$ thousands     US$ thousands
                                                                          -------------      -------------     -------------
         Payroll and related expenses                                           5,333              6,073              7,401
         Administrative services and directors' fees to Koor                    2,548              2,557              2,676
         Depreciation and amortization                                            226                269                276
         Professional services                                                  2,109              3,607              1,234
         Other                                                                  2,774              2,865              2,340
                                                                          -------------      -------------     -------------
                                                                               12,990             15,371             13,927
                                                                          =============      =============     =============



Note 28 - Financing Expenses (Income), Net

         Consolidated

                                                                                    For the year ended December 31
                                                                          --------------------------------------------------
                                                                                   2005               2004              2003
                                                                          -------------      -------------     -------------
                                                                          US$ thousands      US$ thousands     US$ thousands
                                                                          -------------      -------------     -------------

         In respect of long-term liabilities, net                                6,646             17,885            17,604
         In respect of short-term liabilities and credit, net                   27,927              9,686            20,352
                                                                          -------------      -------------     -------------
         Financing expenses, net                                                34,573             27,571            37,956
                                                                          =============      =============     =============


         Company

                                                                                   For the year ended December 31
                                                                          --------------------------------------------------
                                                                                   2005               2004              2003
                                                                          -------------      -------------     -------------
                                                                          US$ thousands      US$ thousands     US$ thousands
                                                                          -------------      -------------     -------------
         Expenses:
         In respect of long-term liabilities                                    11,607              5,193             3,815
         In respect of short-term liabilities and credit                           245                  -               936
                                                                                 11,852             5,193             4,751
         Less:
         Financing income                                                       (2,797)           (10,229)           (5,349)
                                                                          -------------      -------------     -------------
         Financing expenses (income), net                                        9,055             (5,036)             (598)
                                                                          =============      =============     =============


                                                                                             Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements
----------------------------------------------------------------------------------------------------------------------------


Note 29 - Other Expenses, Net

         Consolidated

                                                                                   For the year ended December 31
                                                                          --------------------------------------------------
                                                                                   2005               2004              2003
                                                                          -------------      -------------     -------------
                                                                          US$ thousands      US$ thousands     US$ thousands
                                                                          -------------      -------------     -------------
         Expenses in respect of early retirement of employees
          and payment of early pension benefits                                  5,936             4,802              6,721
         Expenses relating to sale of trade receivables
          as part of securitization transaction                                    150             1,825                  -
         Loss on sale of trade receivables as part
          securitization transaction                                             6,839             4,374              3,850
         Loss on sale of fixed assets and other, net                             1,665             1,099                858
         Provision for loss with respect to options granted to
          employees of subsidiaries                                                  55             2,090                330
         Amortization of goodwill in investee companies                           9,870            14,396              9,826
         Amortization of goodwill on acquisition of products                     11,533            10,164             11,782
         Amortization of other assets                                             7,054             2,555              2,667
         Sundry expenses, net                                                     1,109             1,430              2,211
                                                                          -------------      -------------     -------------
                                                                                 44,211            42,735             38,245
                                                                          =============      =============     =============


Note 30 - Transactions and Balances with Related and Interested Parties

         A.       Transactions with interested parties

         (1) In the ordinary course of business, Group companies conduct transactions with entities that are related parties (principally, sales of the companies' products and purchases of raw materials and services). Up to and including 2004, the Securities Authority has exempted the Company from providing details of immaterial transactions involving acquisitions and sales of goods and services at market value that the Company is likely to execute in the normal course of its business with Bank Leumi LeIsrael Ltd., Bank Hapoalim Ltd. and their investee companies. In any event, the Company is required to disclose any unusual transactions.

                  On October 31, 2005, an amendment was published to the Securities Regulations (Preparation of Annual Financial Statements), 1993, pursuant to which the Securities Authority does not have exemption authority with respect to this matter.

         (2) On April 1, 2000, the Company signed an agreement with Koor according to which the Company will pay Koor $2.5 million per year for consulting and management services to be rendered by Koor to the Company. The agreement was effective up to May 2003. The agreement was extended for additional three years, effective from May 2003.

                  In addition, the Company pays directors' fees to Koor Industries Ltd. in amounts identical to those paid to public directors, see B., below. Regarding payments made to Koor - see Section A(9), below.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements
-------------------------------------------------------------------------------

Note 30 - Transactions and Balances with Related and Interested Parties (cont'd)

         A.       Transactions with interested parties (cont'd)

         (3) The Company has an agreement covering management fees with Agan and Makhteshim according to which Agan and Makhteshim paid management fees at the rate of 1.8% of the annual revenues. In 2005, Makhteshim and Agan paid management fees to the Company amounting to US$ 14.2 million (2004 - US$ 13.5 million, 2003 - US$ 10.0 million).

         (4) The Company entered in an agreement with the former CEO of Milenia (who is a director of the Company), covering non-competition and confidentiality, pursuant to which on April 30, 2002 (shortly after the termination of his service as Milenia's CEO), he received 1,000,000 of the Company's shares in consideration for his agreement not to compete with the Company and to protect all the Company's confidential information.

                  The agreement is valid for a period up to the later of July 2007 or the end of 3 years from the date on which he ceases to serve as CEO, director or other position in the one of the Group companies.

         (5) In November 2002, the Company's Board of Directors appointed a new CEO who took up his position in May 2003.

                  The Company entered into an employment agreement with the new CEO, pursuant to which the CEO will serve in his position for an unlimited period, unless one of the parties gives notice of its wish that the employment shall not be continued, by means of an advance notice of three months.

         (6) A subsidiary has an agreement with STIM Holdings (1991) Ltd., a company owned by a shareholder who served as a director of the Company until September 2003, which was extended up to September 30, 2006, according to which his company will supply to the subsidiary management and business organization services, for a consideration of NIS 60,000 per month plus linkage differences based on the CPI for December 2001. In July 2004, the aforesaid shareholder ceased being an interested party.

         (7) A subsidiary has an agreement with S.H.M. Ltd., a company owned by a shareholder who served as a director of the Company until September 2003, which was extended up to September 30, 2006, according to which his company will supply to the subsidiary management and business organization services, for a consideration of NIS 60,000 per month plus linkage differences based on the CPI for December 2002. In July 2004, the aforesaid shareholder ceased being an interested party.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements
-------------------------------------------------------------------------------


Note 30 - Transactions and Balances with Related and Interested Parties (cont'd)

         A.       Transactions with interested parties (cont'd)

         (8)      Regarding insurance and indemnification of interested parties
                  - see Note 19(A)(1) and (2).

         (9) Transactions between Makhteshim and Agan with Koor and its subsidiaries, are made in the regular course of business and on usual business terms. Bank Hapoalim Ltd. is interesting party of the Groupdue to its holdings in the Company through mutual funds and provident funds that it manages. Financing transactions with Bank Hapoalim is conducted in the ordinary course of business under normal commercial terms. Set forth below are details of the transactions:

         Consolidated
                                                       For the year ended December 31
                                              --------------------------------------------------
                                                       2005               2004              2003
                                              -------------      -------------     -------------
                                              US$ thousands      US$ thousands     US$ thousands
                                              -------------      -------------     -------------

         Management services to Koor                2,500               2,500              2,500
                                              =============      =============     =============

         Other related parties:
         Revenues -                                 6,368               5,638              7,542
                                              =============      =============     =============
         Expenses -
          Selling                                   1,303               1,863              1,593
                                              =============      =============     =============
          Financing Bank Hapoalim                     843                   *                  *
                                              =============


         *   See Note A(1) regarding cancellation of the exemption


         B.       Benefits to interested parties

                                                       For the year ended December 31
                                              --------------------------------------------------
                                                       2005               2004              2003
                                              -------------      -------------     -------------
                                              US$ thousands      US$ thousands     US$ thousands
                                              -------------      -------------     -------------

         Fees to interested parties
            employed by the Group (*)                1,152            1,147             *3,656
                                              =============      =============     =============
         Number of interested parties                    1              **4                  5
                                              =============      =============     =============
         Fees to directors appointed
            by Koor Industries Ltd.                     47               57                176
                                              =============      =============     =============
         Number of directors                          ***5                4                  5
                                              =============      =============     =============
         Fees to other directors                        77               75                 57
                                              =============      =============     =============
         Number of directors                             6                6                  5
                                              =============      =============     =============

         (*)      Including settlements in respect of employee severance
                  benefits with the Company's former CEO. Regarding options
                  issued to the Company's present and former CEOs, see Note 21B.
         (**)     In July 2004, two of the four directors ceased being
                  interested parties - see paragraphs A6 and A7 above.
         (***)    During the year, a director on behalf of Koor was replaced.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements
-------------------------------------------------------------------------------


Note 30 - Transactions and Balances with Related and Interested Parties (cont'd)

         C.       Balances with related and interested parties

         Consolidated
                                                                             December 31       December 31
                                                                                    2005              2004
                                                                           -------------     -------------
                                                                           US$ thousands     US$ thousands
                                                                           -------------     -------------
         Trade receivables (1) -
          Related parties                                                         4,134            3,403
                                                                           =============     =============

         Trade payables -
          Related parties                                                           267              445
                                                                           =============     =============

         Loans Bank Hapoalim                                                     30,680                *
                                                                           =============     =============

         Cash and cash equivalents Bank Hapoalim                                  3,069                *
                                                                           =============     =============

         Other payables
          Koor Industries Ltd.                                                      748              748
                                                                           =============     =============

         Severance pay fund administered by related companies                     2,772            2,331
                                                                           =============     =============

         (1)  Highest balance during the year - trade receivables                 5,205            3,403
                                                                           =============     =============

         *   See Note A(1) regarding cancellation of the exemption


Note 31 - Earnings per Share

         Share capital and net income used as the basis for the computation of basic earnings per share are as follows:
                                                                         For the year ended December 31
                                                                --------------------------------------------------
                                                                         2005               2004              2003
                                                                -------------      -------------     -------------
         Weighted-average par value of share capital
          (in thousands)                                              466,423           432,776            410,373
                                                                =============      =============     =============

         Net income used for the computation
          (US$ thousands)                                             207,406           166,900            105,809
                                                                =============      =============     =============

         Interest rates used in computing earnings per share
          (linked to the US dollar)                                      4.5%              2.5%               1.0%
                                                                =============      =============     =============


                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements
-------------------------------------------------------------------------------


Note 31 - Earnings per Share (cont'd)

         Share capital and net income used as the basis for the computation of fully diluted earnings per share are as follows:

                                                                           For the year ended December 31
                                                                --------------------------------------------------
                                                                         2005               2004              2003
                                                                -------------      -------------     -------------
         Weighted-average par value of share capital
          (in thousands)                                              467,302           457,548            427,772
                                                                =============      =============     =============

         Net income used in computing earnings per share
          (US$ thousands)                                             207,631           168,817            106,118
                                                                =============      =============     =============

         Interest rates used in computing earnings per share
          (linked to the US dollar)                                       4.5%             2.5%               1.0%
                                                                =============      =============     =============



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

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements
-------------------------------------------------------------------------------


Note 32 - Financial Instruments and Risk Management (cont'd)

         B.       Exchange rate risk management (cont'd)

         As of December 31, 2005, the Company and its subsidiaries had open forward exchange contracts, which are intended to hedge exposure with respect to assets and liabilities in foreign currency, as described below:

                                                            Foreign-   Foreign-
                                                            currency   currency
                                               Futures       options    options
                                          transactions     purchased       sold
                                          ------------   -----------  ---------

         Acquisition of dollars
            in exchange for:
         Shekels                                    -             -        10
         Pounds sterling                          5.9          46.7      49.1
         Euro                                     4.9         185.2     197.2
         Brazilian reals                        100.3            37         -
         South African rands                      4.9             -       0.5
         Japanese yens                            0.4           3.9       4.2
         Australian dollars                      13.5          33.3      39.2
         Polish zloty                            17.8          23.6      30.5
         Swedish krona                            1.5           1.2       1.3
                                         ------------   -----------  ---------

                                                149.2         330.9       332
                                         ============   ===========  =========



                                                            Foreign-   Foreign-
                                                            currency   currency
                                               Futures       options    options
                                          transactions     purchased       sold
                                          ------------   -----------  ---------

         Sale of dollars in exchange for:
         Shekels                                20.5            61        61
         Pounds sterling                           1           5.4      10.9
         Euro                                      -             5      30.7
         South African rands                     1.6           0.5       0.4
         Japanese yens                             -             -       1.8
         Australian dollars                        -             5       4.2
         Brazilian reals                          35            52        15
         Polish zloty                            2.7           7.2      11.4
         Korean Yuan                               -            17        17
                                         ------------   -----------  ---------

                                                60.8         153.1     152.4
                                         ============   ===========  =========

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

         The financial statements contain specific provisions for doubtful debts, which properly reflect in management's estimate, the loss inherent in debts, the collection of which is in doubt and general allowance, see also note 2(H). In addition, up to June 2004, the Company insured its trade receivables by means of credit insurance in a joint policy with the entire Makhteshim-Agan Group. Pursuant to the policy, the aggregate amount of credit insurance for the entire Group is an annual cumulative amount of US$ 25 million. The insurance indemnification is limited to 90% of the debt per event. The terms of the insurance policy require the implementation of a credit control system for the entire Group which is required to operate in accordance with procedures stipulated in the insurance policy. In July 2004, the Company discontinued the said insurance because of it not being worthwhile.

         In April 2005, the Company renewed the said policy after changing the insurance amount to approximately $30 million and increasing the deductible to $7.5 million.

         D.   Currency risks

         As at December 31, 2005, monetary assets in excess of monetary liabilities in Brazilian reals amounted to approximately US$ 67.4 million, monetary assets in Israeli shekels in excess of monetary liabilities in Israeli shekels amounted to approximately US$ 76.6 million, and monetary liabilities in excess of monetary assets in Euro amounted to approximately US$ 27.4.

         The Group has taken measures to reduce the exposure in respect to this excess as described in Note B. above.

         Regarding the linked balance sheet covering monetary balances - see
         Note 22.

         E.   Fair value of financial instruments

         The Group's financial instruments consist of mainly non-derivative assets and liabilities, e.g.: cash and cash equivalents, investments in deposits, other receivables, long-term investments, short-term credit, payables, loans and other long-term liabilities, as well as derivatives.

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

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements
-------------------------------------------------------------------------------


Note 33 - Segment Information

         A.   Geographical segments according to location of assets

         For the year ended December 31, 2005

                                             Israel      Latin America            Europe       Adjustments       Consolidated
                                      -------------      -------------     -------------     -------------      -------------
                                      US$ thousands      US$ thousands     US$ thousands     US$ thousands      US$ thousands
                                      -------------      -------------     -------------     -------------      -------------
         Income
         Revenues from
          external sources               1,057,261            369,489           313,967                 -          1,740,717
         Inter-segment
          revenues                          73,234             16,983            19,535          (109,752)                 -
                                      -------------      -------------     -------------     -------------      -------------

         Total revenues                  1,130,495            386,472           333,502          (109,752)         1,740,717
                                      =============      =============     =============     =============      =============

         Segment results*                  195,838             49,600            67,403            (3,183)           309,658
                                      =============      =============     =============     =============      =============

         Additional
          information
         Assets utilized by
          the segment                    1,289,052            464,403           376,287                 -          2,129,742
                                      =============      =============     =============     =============      =============

         Liabilities of the
          segment                          471,831            274,089           220,139                 -            966,059
                                      =============      =============     =============     =============      =============

         Capital
          investments                      105,982              9,714            11,725                 -            127,421
                                      =============      =============     =============     =============      =============

         Depreciation and
          amortization                      75,100              7,871            12,993                 -             95,964
                                      =============      =============     =============     =============      =============

         *  Includes amortization of goodwill on the acquisition of products and amortization of goodwill and other assets arising on the acquisition of subsidiaries.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements
-------------------------------------------------------------------------------


Note 33 - Segment Information (cont'd)

         A. Geographical segments according to location of assets (cont'd)

         For the year ended December 31, 2004

                                             Israel      Latin America            Europe       Adjustments       Consolidated
                                      -------------      -------------     -------------     -------------      -------------
                                      US$ thousands      US$ thousands     US$ thousands     US$ thousands      US$ thousands
                                      -------------      -------------     -------------     -------------      -------------
         Income
         Revenues from
          external sources                 937,769            337,123           264,810                 -          1,539,702
         Inter-segment
          revenues                          95,558             13,084            25,722          (134,364)                 -
                                      -------------      -------------     -------------     -------------      -------------

         Total revenues                  1,033,327            350,207           290,532          (134,364)         1,539,702
                                      =============      =============     =============     =============      =============

         Segment results*                  146,996             56,764            61,260              (393)           264,627
                                      =============      =============     =============     =============      =============

         Additional
          information
         Assets utilized by
          the segment                    1,148,344            414,428           371,795                 -          1,934,567
                                      =============      =============     =============     =============      =============

         Liabilities of the
          segment                          499,168            255,637           286,511                 -          1,041,316
                                      =============      =============     =============     =============      =============

         Capital
          investments                      139,031              8,631             7,823                 -            155,485
                                      =============      =============     =============     =============      =============

         Depreciation and
          amortization                      60,437              9,352            12,835                 -             82,624
                                      =============      =============     =============     =============      =============


         *   Includes amortization of goodwill on the acquisition of products and amortization of goodwill and other assets arising on the acquisition of subsidiaries.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements
-------------------------------------------------------------------------------


Note 33 - Segment Information (cont'd)

         A.   Geographical segments according to location of assets (cont'd)

         For the year ended December 31, 2004

                                             Israel      Latin America            Europe       Adjustments       Consolidated
                                      -------------      -------------     -------------     -------------      -------------
                                      US$ thousands      US$ thousands     US$ thousands     US$ thousands      US$ thousands
                                      -------------      -------------     -------------     -------------      -------------
         Income
         Revenues from
          external sources                 684,619            246,757           245,879                 -          1,177,255
         Inter-segment
          revenues                          57,431             18,360                 -           (75,791)                 -
                                      -------------      -------------     -------------     -------------      -------------

         Total revenues                    742,050            265,117           245,879           (75,791)         1,177,255
                                      =============      =============     =============     =============      =============

         Segment results*                   92,520             47,466            48,326             2,475            190,787
                                      =============      =============     =============     =============      =============

         Additional
          information
         Assets utilized by
          the segment                      977,530            342,542           334,832             6,461          1,661,365
                                      =============      =============     =============     =============      =============

         Liabilities of the
          segment                          417,921            211,166           288,523            43,778            961,388
                                      =============      =============     =============     =============      =============

         Capital
          investments                       47,685              9,300             6,316                 -             63,301
                                      =============      =============     =============     =============      =============

         Depreciation and
          amortization                      51,022             12,413            12,238                 -             75,673
                                      =============      =============     =============     =============      =============

         *    Includes amortization of goodwill on the acquisition of products and amortization of goodwill and other assets arising on the acquisition of subsidiaries.

         -    Regarding breakdown of the sales based on targets - see Note 23.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements
-------------------------------------------------------------------------------


Note 33 - Segment Information (cont'd)

         B.       Business segments

                                                                                        Year ended December 31
                                                                                    2005              2004               2003
                                                                           -------------     -------------      -------------
                                                                           US$ thousands     US$ thousands      US$ thousands
                                                                           -------------     -------------      -------------
         Sales by products

         Plant protection products                                            1,542,859         1,357,913          1,034,702

         Others (non-plant protection
          products)                                                             197,858           181,789            142,553
                                                                           -------------     -------------      -------------

                                                                              1,740,717         1,539,702          1,177,255
                                                                           =============     =============      =============




                                                                       December 31, 2005                    December 31, 2004
                                                               Assets                               Assets
                                                          utilized by            Capital       utilized by            Capital
                                                                  the                                  the
                                                               sector        investments            sector        investments
                                                        -------------      -------------     -------------      -------------
                                                        US$ thousands      US$ thousands     US$ thousands      US$ thousands
                                                        -------------      -------------     -------------      -------------

         Segment assets and capital
          investments

         Plant protection products                          1,889,027           112,326         1,722,458            133,188

         Others (non-plant protection
          products)                                           240,715            15,095           212,109             22,297
                                                        -------------      -------------     -------------      -------------

                                                            2,129,742           127,421         1,934,567            155,485
                                                        =============      =============     =============      =============


                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements
-------------------------------------------------------------------------------


Note 34 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements

         A.       Material Differences between Israeli GAAP and US GAAP

         The Company's consolidated financial statements conform with Israeli generally accepted accounting principles ("Israeli GAAP"), which vary in certain significant respects from generally accepted accounting principles in the United States of America ("US GAAP") as described below:

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

                  Following the initial implementation of Accounting Standard No. 19, "Taxes on Income", the Company recorded in 2005 in accordance with Israeli GAAP a deferred tax liability in respect of land by means of a cumulative effect (see Note 2R). In accordance with US GAAP, this liability was recorded in prior period.

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

                  In accordance with US GAAP:

                  The company provided deferred taxes on the excess of the financial statement carrying value over the tax basis of an investment in domestic subsidiary as the company does not have any means under local tax law to recover this difference in a tax-free manner.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
-------------------------------------------------------------------------------



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

         4.       Goodwill

         In accordance with Israeli GAAP:

         Goodwill is amortized over its economic life but not more than 20 years. Goodwill is examined for a decrease in value where there are indications that there has been a permanent decrease in the value of the goodwill.

         In accordance with US GAAP:

         Goodwill is not amortized but is examined by means of an impairment test carried out at least once a year on a fixed date in accordance with the directives in FAS 142.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
-------------------------------------------------------------------------------


Note 34 -  Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         A       Material Differences between Israeli GAAP and US GAAP (cont'd)

         4.      Goodwill (cont'd)

         In accordance with US GAAP: (cont'd)

         A two-step impairment test is used to identify potential goodwill impairment and measure the amount of a goodwill impairment loss to be recognized (if any). The first step of the goodwill impairment test, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test shall be performed to measure the amount of impairment loss, if any.
         The second step of the goodwill impairment test, used to measure the amount of impairment loss, compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to the excess.

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

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
-------------------------------------------------------------------------------


Note 34 -  Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)


         A.       Material Differences between Israeli GAAP and US GAAP (cont'd)

         7.       Dividend Declared after the Balance Sheet Date

         In accordance with Israeli GAAP:

         Dividends declared subsequent to the balance sheet date are reflected as a reduction of retained earnings.

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

         In accordance with US GAAP:

         The amounts funded are presented as other long-term assets and the amount of the liability is presented under long-term liabilities.


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


         10.      Contingent consideration

         In accordance with Israeli GAAP:

         Contingent consideration in respect of acquisition of interests in investee companies is recorded as part as the purchase cost when it is expected to be paid.

         In accordance with US GAAP:

         Contingent consideration is recorded as part of the purchase cost only when the payment probability is beyond any reasonable doubt, which generally is the date that the contingency is resolved.

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
-------------------------------------------------------------------------------


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

         In accordance with US GAAP:

         In accordance with FAS 128 "earnings per share" - basic earnings per share are computed on the basis of the weighted average number of shares outstanding during the year. Diluted earnings per share are computed on the basis of the weighted-average number of shares outstanding during the year, plus the potential dilutive effect of ordinary share options and other potentially dilutive securities considered to be outstanding during the year using the treasury stock method.


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

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
-------------------------------------------------------------------------------


Note 34 -  Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         A.     Material Differences between Israeli GAAP and US GAAP (cont'd)

         14.    Statements of cash flows

         (a)    Translation differences in respect of cash and cash equivalents

                In accordance with Israeli GAAP:

                The statements shall report the effect of exchange rate changes on cash and cash equivalents balances held in foreign currencies, only in "autonomous foreign entities" in a separate part of the reconciliation of the change in cash and cash equivalents during the period.

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

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
-------------------------------------------------------------------------------


Note 34 -  Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         B. The effect of the material differences between Israeli and US GAAP on the financial statements

         1.       Statements of income:

                  a) Net income:

                                                                                          Year ended December 31
                                                                           ---------------------------------------------------
                                                                                  2005               2004              2003
                                                                           ------------     --------------       -------------
                                                                                              US$ thousands
                                                                           ---------------------------------------------------

                  Net income as reported, according to
                   Israeli GAAP                                               205,493            165,527            102,774

                  Deferred taxes (A1)                                             595            (15,861)           (21,171)
                  Share-based payments to employees (A2)                      (12,213)           (26,185)           (28,004)
                  Financial derivatives (A3)                                   19,530            (10,374)            (2,030)
                  Amortization of goodwill (A4)                                 9,149             10,569              5,277
                  Provision for loss in respect of convertible
                  securities in investee companies (A5)                            55              1,760                330
                  Capitalization of licensing costs (A6)                        2,241             (5,325)            (3,835)
                  Cancallation of cumulative effect of
                   change in accounting method (A1)                             2,025                  -                  -
                  Other                                                          (223)                 -                  -
                                                                           ------------     --------------       -------------
                                                                              226,652            120,111             53,341
                  Income tax in respect of the above differences               (1,300)             3,736              2,790
                  Minority interest in respect of the
                   above differences                                              748               (109)               (60)
                                                                           ------------     --------------       -------------

                  Net income according to US GAAP                             226,100            123,738             56,071
                                                                           ============     ==============       =============


                  b) Earnings per ordinary share

                 Basic earnings per ordinary share:
                 As reported according to Israeli GAAP                             0.44             0.39              0.26
                                                                           ============     ==============       =============
                 As reported according to US GAAP                                  0.54             0.32              0.15
                                                                           ============     ==============       =============
                 Weighted average of number of shares and
                  share equivalents according to US GAAP                        421,879          383,907           363,308
                                                                           ============     ==============       =============
                 Fully diluted earnings per ordinary share:
                 As reported according to Israeli GAAP                             0.44             0.37              0.25
                                                                           ============     ==============       =============
                 As reported according to US GAAP                                  0.51             0.28              0.14
                                                                           ============     ==============       =============
                 Weighted average of number of shares and
                  equivalents according to US GAAP                              441,983          446,098           401,109
                                                                           ============     ==============       =============

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
-------------------------------------------------------------------------------


Note 34 -  Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)

         B. The effect of the material differences between Israeli and US GAAP on the financial statements (cont'd)

         2.       Balance sheet:

                                               December 31, 2005                               December 31, 2004
                                  -------------------------------------------    -------------------------------------------
                                  As reported     Adjustments         US GAAP    As reported     Adjustments         US GAAP
                                  -----------     -----------     -----------    -----------     -----------     -----------
                                                US$ thousands                                   US$ thousands
                                  -------------------------------------------    -------------------------------------------
Other receivables(1)(5)               86,414          18,659         105,073          77,219          5,323          82,542

Long-term
investments, loans
and receivables (4)                   22,684          15,758          38,442          22,070         15,957          38,027

Intangible assets
after                                535,054          39,337         574,391         527,420         26,161         553,581
amortization(2)(3)(6)(10)

Other payables(3)(5)(8)              197,173           2,718         199,891         192,405         14,685         207,090

Deferred taxes, net(1)                59,801          20,526          80,327          54,354          8,674          63,028

Employee severance
 benefits, net(4)                     28,014          16,198          44,212          26,709         15,957          42,666

Minority interest(7)(12)              28,586          (2,256)         26,330          18,756         (1,981)         16,775

Capital reserve(8)(9)(10)             (3,715)        134,848         131,133          (2,568)       128,993         126,425

Proposed dividend
 subsequent to balance
 sheet date(11)                       23,500         (23,500)              -          12,700        (12,700)              -

Retained earnings((1)2)               481,029        (74,780)        406,249         345,841       (106,187)        239,654

Shareholders' equity               1,135,097          36,568       1,171,665         874,495         10,106         884,601



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

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
-------------------------------------------------------------------------------


Note 34 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)


         B. The effect of the material differences between Israeli and US GAAP on the financial statements (cont'd)

         3.    Comprehensive income

         Comprehensive income includes two components - net income and other comprehensive income. Net income is the earning stated in the statement of operations and other comprehensive income include amounts recorded directly to shareholders' equity that do not derive from transactions with shareholders or from distribution of income to shareholders.

                                                                                          Year ended December 31
                                                                           ---------------------------------------------------
                                                                                  2005               2004              2003
                                                                           ------------     --------------       -------------
                                                                                              US$ thousands
                                                                           ---------------------------------------------------
        Net income according to US GAAP                                         226,100          123,738            56,071

        Other comprehensive income, net of nil tax:
        Adjustments from translation of financial statements
         of investee companies                                                   (2,701)           2,825             1,886
                                                                           ------------     --------------       -------------

        Total comprehensive income                                              223,399           126,563            57,957
                                                                           ============     ==============       =============


         4.       Statement of cash flows:
                                                                                          Year ended December 31
                                                                           ---------------------------------------------------
                                                                                  2005               2004              2003
                                                                           ------------     --------------       -------------
                                                                                              US$ thousands
                                                                           ---------------------------------------------------

                Net cash flows generated by operating activities:
                According to Israeli GAAP                                     183,158            215,653           249,240
                Effect of change in exchange rate on cash
                 (A14a)                                                         3,091             (1,997)           (5,434)
                Classification of securitization transaction
                 (A14b)                                                             -                  -           (48,226)
                                                                           ------------     --------------       -------------

                According to US GAAP                                          186,249            213,656           195,580
                                                                           ============     ==============       =============

                Net cash flows generated by financing activities:
                According to Israeli GAAP                                     (55,559)           (82,033)         (155,926)
                Classification of securitization transaction
                 (A14b)                                                             -                  -            48,226
                                                                           ------------     --------------       -------------

                According to US GAAP                                          (55,559)           (82,033)         (107,700)
                                                                           ============     ==============       =============

                                                 Makhteshim-Agan Industries Ltd.

Notes to the Financial Statements as at December 31, 2005
-------------------------------------------------------------------------------


Note 34 - Material Differences Between Israeli and US GAAP and their Effect on the Financial Statements (cont'd)


         B. The effect of the material differences between Israeli and US GAAP on the financial statements (cont'd)

         4.    Statement of cash flows: (cont'd)

         Translation differences in respect of cash balances of autonomous foreign investee companies:

                                                                                          Year ended December 31
                                                                           ---------------------------------------------------
                                                                                  2005               2004              2003
                                                                           ------------     --------------       -------------
                                                                                              US$ thousands
                                                                           ---------------------------------------------------
                Translation differences in respect of cash balances:
                According to Israeli GAAP                                           -                  -                 -
                Effect of change in exchange rate on cash
                 (A14a)                                                        (3,091)             1,997             5,434
                                                                           ------------     --------------       -------------

                According to US GAAP                                           (3,091)             1,997             5,434
                                                                          ============     ==============       =============



                                                                                              Makhteshim-Agan Industries Ltd.

Appendix to the Financial Statements
-----------------------------------------------------------------------------------------------------------------------------



Rate of Control and Ownership in Subsidiaries as at December 31, 2005

A.       Domestic consolidated subsidiaries
                                                                                                                  Control and
                                                                                                                    ownership
                                                                                                                   of holding
Holding company                                  Investee company                                                     company
---------------                                  ----------------                                               -------------
                                                                                                                            %
                                                                                                                -------------

Makhteshim-Agan Industries Ltd.                  Makhteshim Chemical Works Ltd. (Makhteshim)                             100
                                                 Agan Chemical Manufacturers Ltd. (Agan)                                 100
                                                 Lycored - Natural Products Industries Ltd. (Lycored)                     98
                                                 Luxembourg Medicine Ltd.                                                100

Makhteshim                                       Prisma Industries Ltd.                                                  100
                                                 Negev Peroxide - Registered Partnership                                 100

Agan                                             Agan Aroma Chemicals Ltd.                                               100
                                                 Agan Chemical Marketing Ltd.                                            100

Lycored                                          Bio-Dar Ltd.                                                            100
                                                 Dalidar Pharma Israel (1995) Ltd.                                       100

Luxembourg Medicine Ltd.                         Isramedcom Ltd                                                          100
                                                 Luxvision Ltd. (formerly Curex Ltd.)                                    100

B.       Foreign consolidated subsidiaries

Makhteshim                                       Celsius Property B.V. (Celsius)                                         100

Agan                                             Fahrenheit Holding B.V. (Fahrenheit)                                    100

Lycored                                          Nutriblend International Sarl                                           100
                                                 ALB Holdings UK                                                         100

ALB Holdings UK                                  Nutriblend Ltd.                                                         100

Makhteshim and Agan  in equal parts              Makhteshim Agan Holding B.V.                                            100

Celsius                                          Irvita Plant Protection N.V.                                            100

Irvita Plant Protection N.V.                     White Rock Insurance Company PCC Limited/Macell                         100

Fahrenheit                                       Quena Plant Protection N.V.                                             100

Celsius and Fahrenheit in equal parts            Magan HB B.V.                                                           100
                                                 Aragonesas Agro S.A.                                                    100
                                                 Magan Argentina S.A.                                                    100
                                                 Makhteshim Agan Hungaria K.F.T                                          100
                                                 Proficol S.A.                                                          57.5
                                                 Proficol Andina N.V.                                                   57.5

Magan HB B.V.                                    MAB Participacoes S/C Ltd.                                              100

MAB Participacoes S/C Ltd.                       Milenia Participacoes S.A                                               100

Milenia Participacoes S.A.                       Milenia Paraguay S.A.                                                   100
                                                 Emerald Agrochemical Company AVV                                        100
                                                 Milenia Biotechnologia e Genetica Ltd.                                   55
                                                 Milenia Agro Ciencias S.A.                                              100
                                                 Defensa S.R.L.                                                          100



                                                                                              Makhteshim-Agan Industries Ltd.

Appendix to the Financial Statements
-----------------------------------------------------------------------------------------------------------------------------


B.       Foreign consolidated subsidiaries (Cont'd)
                                                                                                                  Control and
                                                                                                                    ownership
                                                                                                                   of holding
Holding company                                  Investee company                                                     company
---------------                                  ----------------                                               -------------
                                                                                                                            %
                                                                                                                -------------
Makhteshim Agan Hungrria K.F.T                   Biomark Trading House K.f.t                                              70

Proficol S.A.                                    Proficol Venezuela S.A.                                                 100

Proficol Andina N.V.                             Rice Co. LLC (USA)                                                     50.1

Makhteshim Agan Holding B.V                      Makhteshim Agan Costa Rica S.A.                                         100
                                                 Makhteshim Agan Espana S.A.                                             100
                                                 Makhteshim Agan of North America Inc.                                   100
                                                 Makhteshim Agan France S.A.R.L.                                         100
                                                 Makhteshim Agan (UK) Ltd.                                               100
                                                 Makhteshim Agan Romania S.R.L.                                          100
                                                 Makhteshim Agan (Thailand) Ltd.                                         100
                                                 Agricur Defensivos Agricolas Ltd.                                       100
                                                 Makhteshim Agan Italia S.R.L.                                            95
                                                 Makhteshim Agan South Africa PTY Ltd.                                   100
                                                 Magan Korea Co. Ltd.                                                    100
                                                 Makhteshim Agan India Private Ltd.                                      100
                                                 Makhteshim Agan Poland SP. zo.o                                         100
                                                 Magan Holding Germany GmbH                                              100
                                                 Makhteshim Agan Sweden AB                                               100
                                                 Makhteshim Agan Portugal Ltd.                                           100
                                                 Magan Japan Co. Ltd.                                                    100
                                                 Magan Italia S.R.L                                                      100
                                                 MA U.S. Holding Inc. (USA)                                              100
                                                 Agronica Australasia Pty Limited Australia                              100
                                                 Makhteshim Agan Benalux and Nordik B.V.                                  49

Magan Holding Germany GmbH                       Feinchemie Schwebda GmbH                                                100
                                                 Makhteshim Agan Deutschland GmbH                                        100

Feinchemi Schwebdan GmbH                         FCS France S.A                                                          100
                                                 Feinchemi (UK) Ltd.                                                     100

MA U.S. Holding Inc. (USA)                       Farm Saver Group                                                        100
                                                 Control Solutions Inc.                                                   60

Agronica Australasia Pty
 Limited Australia                               Farmoz Pty Limited                                                      100


C.   Companies Proportionately Consolidated

Makhteshim Agan Industries                       Biotec M.A.H. Management Ltd                                             50
                                                 Biotec M.A.H. - Registered Partnership                                   50

Biotec M.A.H -
Registered Partnership                           Biotec Agro Ltd.                                                        100

Makhteshim Agan Holdings B.V.                    Alfa Agricultural Supplies S.A.                                          49

Fahrenheit                                       InnovAroma S.A.                                                          50


D.   Affiliated companies

Makhteshim                                       Fibertec Fiberglass Ltd.                                               45.5

Makhteshim and Agan hold shares in other foreign companies which retain registration rights to certain products sold outside of Israel.


                                               ECI Telecom Ltd. and Subsidiaries

Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Contents


                                                                            Page


Report of Independent Registered Public Accounting Firm                    F-239


Consolidated Balance Sheets as of
 December 31, 2005 and 2004                                                F-240


Consolidated Statements of Operations for the Years
 ended December 31, 2005, 2004 and 2003                                    F-242


Consolidated Statements of Comprehensive Income (Loss) for the
 Years ended December 31, 2005, 2004 and 2003                              F-243


Consolidated Statements of Changes in Shareholders' Equity
 for the Years ended December 31, 2005, 2004 and 2003                      F-244


Consolidated Statements of Cash Flows for the
 Years ended December 31, 2005, 2004 and 2003                              F-246

Notes to the Consolidated Financial Statements                             F-249

       [Letterhead of Somekh Chaikin, a Member Firm of KPMG International]


Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
ECI Telecom Ltd.


We have audited the accompanying consolidated balance sheets of ECI Telecom Ltd. and its subsidiaries ("the Company") as of December 31, 2005 and 2004, and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's Board of Directors and its management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.


/s/ Somekh Chaikin
Somekh Chaikin
Certified Public Accountants (Isr.)
Member firm of KPMG International

Tel-Aviv, Israel
March 9, 2006

Consolidated Balance Sheets as of December 31
-----------------------------------------------------------------------------------------------------



                                                                               2005              2004
                                                            Note     $ in thousands    $ in thousands
                                                        --------     --------------    --------------
Assets

Current assets
Cash and cash equivalents                                    17A            63,828            74,182
Short-term investments                                     2,17B            41,304            24,714
Receivables:
 Trade, net                                                  17C           152,805           142,928
 Other                                                       17D            24,751            23,441
Prepaid expenses                                                             3,617             5,982
Work in progress                                                             2,937             3,244
Inventories                                                    3           146,963           175,065
                                                                     --------------    --------------

Total current assets                                                       436,205           449,556
                                                                     --------------    --------------


Long-term receivables, net                                     4             8,273            89,975
                                                                     --------------    --------------

Long-term deposits and marketable securities                   2           139,964           119,359
                                                                     --------------    --------------

Assets held for severance benefits                            10            25,931            25,182
                                                                     --------------    --------------

Investments                                                    5            19,787            26,766
                                                                     --------------    --------------


Property, plant and equipment                                  6
Cost                                                                       265,446           259,318
Less - accumulated depreciation                                            145,855           139,965
                                                                     --------------    --------------
                                                                           119,591           119,353
                                                                     --------------    --------------

Software development costs, net                                7            11,999            14,435
                                                                     --------------    --------------

Goodwill,                                                      8            39,329             1,039
                                                                     --------------    --------------

Other assets, net                                              9            47,656             9,144
                                                                     --------------    --------------

Total assets                                                               848,735           854,809
                                                                     ==============    ==============


/s/ Shlomo Dovrat                                            /s/ Rafi Maor
---------------------------------                            -----------------------------------
Shlomo Dovrat                                                Rafi Maor
Chairman of the Board                                        President, Chief Executive Officer

March 9, 2006

                                                                    ECI Telecom Ltd. and Subsidiaries

-----------------------------------------------------------------------------------------------------


                                                                               2005              2004
                                                            Note     $ in thousands    $ in thousands
                                                        --------     --------------    --------------
Liabilities and Shareholders' Equity

Current liabilities
Current maturities of long-term debts                        17E                -             30,000
Trade payables                                                             56,451             68,364
Other payables and accrued liabilities                       17F          120,538            149,648
                                                                     --------------    --------------

Total current liabilities                                                 176,989            248,012
                                                                     --------------    --------------

Long-term liabilities

Other liabilities                                                             157                  -
Liability for employee severance benefits                     10           48,340             50,943
                                                                     --------------    --------------

Total long-term liabilities                                                48,497             50,943
                                                                     --------------    --------------

Total liabilities                                                         225,486            298,955
                                                                     --------------    --------------

Minority interest                                                           4,120              4,086
                                                                     --------------    --------------

Commitments and contingencies                                 11

Shareholders' equity                                          12
Ordinary shares NIS 0.12 par value per share, authorized
 200,000,000 shares; Issued and outstanding 111,827,822
 shares as of December 31, 2005 and 109,391,828 shares
 as of December 31, 2004                                                    6,262              6,198
Capital surplus                                                           648,532            642,222
Accumulated other comprehensive income (loss)                               8,486            (12,637)
Accumulated deficit                                                       (44,151)           (84,015)
                                                                     --------------    --------------

Total shareholders' equity                                                619,129            551,768
                                                                     --------------    --------------

Total liabilities and shareholders' equity                                848,735           854,809
                                                                     ==============    ==============


The accompanying notes are an integral part of the consolidated financial statements.


                                                                                          ECI Telecom Ltd. and Subsidiaries

Consolidated Statements of Operations for the Year Ended December 31
----------------------------------------------------------------------------------------------------------------------------


                                                                                     2005              2004             2003
                                                                               ----------        ----------       ----------
                                                                    Note       $ in thousands, except per share amounts
                                                               ---------       ---------------------------------------------

Revenues                                                           17G           629,918           496,712          392,567
Cost of revenues                                                   17H           367,779           300,971          239,298
                                                                               ----------        ----------       ----------
Gross profit                                                                     262,139           195,741          153,269

Research and development costs, net                                17I            87,289            64,870           62,041
Selling and marketing expenses                                     17J            95,826            78,423           73,643
General and administrative expenses                                17K            41,976            35,491           38,956
Recovery of doubtful debt                                         4C(5)          (10,356)                -                -
Amortization of acquisition-related intangible assets                              2,902                 -            1,773
Impairment of assets                                                21                -                  -              667
Impairment of loans                                                 21            3,000                  -                -
Acquired in-process research and development                        19B             890                  -                -
Restructuring expenses                                              20                 -             2,585            8,394
                                                                               ----------        ----------       ----------
Operating income (loss)                                                           40,612            14,372          (32,205)
Financial expenses                                                 17L            (3,656)           (6,562)          (8,645)
Financial income                                                   17L             8,857             9,169            7,902
Other income (expenses), net                                       17M             1,917             2,693           (5,376)
                                                                               ----------        ----------       ----------
Income (loss) from continuing operations
before company's equity in results of investee
companies, minority interest and taxes on income                                  47,730            19,672          (38,324)
Taxes on income                                                     15            (3,454)           (1,924)          (2,141)
                                                                               ----------        ----------       ----------
Income (loss) from continuing operations before
company's equity in results of investee companies
and minority interest                                                             44,276            17,748          (40,465)
Company's equity in results of investee
 companies                                                                        (4,285)           (3,387)          (4,334)
Minority interest                                                                   (127)             (305)              76
                                                                               ----------        ----------       ----------
Income (loss) from continuing operations                                          39,864            14,056          (44,723)

Loss on discontinued operations, net of income tax
 (tax benefit) of ($55
 thousand) and $38 thousand
 for the years ended December 31,
 2004 and 2003, respectively                                         22                -            (3,903)         (26,317)
                                                                               ----------        ----------       ----------
Net income (loss)                                                                 39,864            10,153          (71,040)
                                                                               ==========        ==========       ==========

Earnings (loss) per ordinary share 17O
Basic earnings (loss) per ordinary share:
Continuing operations                                                               0.36             0.13              (0.41)

Discontinued operations                                                                -            (0.04)             (0.24)
                                                                               ----------        ----------       ----------
Net earnings (loss) per ordinary share                                              0.36             0.09              (0.65)
                                                                               ==========        ==========       ==========


Diluted earnings (loss) per ordinary share:
Continuing operations                                                               0.34             0.12              (0.41)

Discontinued operations                                                                -            (0.03)             (0.24)
                                                                               ----------        ----------       ----------
Net earnings (loss) per ordinary share                                              0.34             0.09              (0.65)
                                                                               ==========        ==========       ==========


The accompanying notes are an integral part of the consolidated financial statements.


                                                                                          ECI Telecom Ltd. and Subsidiaries

Consolidated Statements of Operations for the Year Ended December 31
----------------------------------------------------------------------------------------------------------------------------



                                                                                    2005              2004               2003
                                                                          --------------    --------------     --------------
                                                                          $ in thousands    $ in thousands     $ in thousands
                                                                          --------------    --------------     --------------

Net income (loss)                                                                39,864            10,153            (71,040)
Other comprehensive income (loss):
Changes in fair value of financial instruments, net of taxes (nil)               19,226            (8,303)            (4,843)
Realization of gain on available for sale securities, net of taxes (nil)              -            (1,282)                 -
Unrealized holding gains on available for sale
 securities arising during the year, net of taxes (nil)                           1,897             2,341              1,282
                                                                          --------------    --------------     --------------

Total other comprehensive income (loss)                                          21,123            (7,244)            (3,561)
                                                                          --------------    --------------     --------------

Comprehensive income (loss)                                                      60,987             2,909            (74,601)
                                                                          ==============    ==============     ==============


The accompanying notes are an integral part of the consolidated financial statements.


                                                                                              ECI Telecom Ltd. and Subsidiaries

Consolidated Statements of Changes in Shareholders' Equity
---------------------------------------------------------------------------------------------------------------------------------



                                               Number       Share       Capital      Accumulated     Accumulated            Total
                                         of shares(1)     capital       surplus            other        earnings    shareholders'
                                                                                   comprehensive       (deficit)          equity
                                                                                    income (loss)    (Note 15A2)
                                        -------------   ---------   -----------    -------------    ------------    -------------
Balance at January 1, 2003               107,512,612       6,152       658,425           (1,832)        (23,128)         639,617

Changes during 2003 -
Net loss for the year
   ended December 31, 2003                         -           -             -                -         (71,040)         (71,040)
Share issuance to employees                  424,633           8           647                -               -              655
Employees stock options
   exercised and paid                        100,818           3           263                -               -              266
Amortization of deferred
   compensation expenses                           -           -         3,568                -               -            3,568
Net unrealized gain on available
   for sale securities                             -           -             -            1,282               -            1,282
Changes in fair value of
   financial instruments                           -           -             -           (4,843)              -           (4,843)
                                        -------------   ---------   -----------    -------------    ------------    -------------

Balance at December 31, 2003             108,038,063       6,163       662,903           (5,393)        (94,168)         569,505

Changes during 2004 -
Net income for the year
   ended December 31, 2004                         -           -             -                -          10,153           10,153
Employees stock options
   exercised and paid                      1,353,765          35         2,445                -               -            2,480
Amortization of deferred
   compensation expenses                           -           -         1,650                -               -            1,650
Net unrealized gain on
   available for sale securities                   -           -             -            2,341               -            2,341
Realization of gain on
   available for sale securities                   -           -             -           (1,282)              -           (1,282)
Changes in fair value of
   financial instruments                           -           -             -           (8,303)              -           (8,303)
Distribution of shares of a
   subsidiary as dividend in kind
   (see Note 1A(4))                                -           -       (24,776)               -               -          (24,776)
                                        -------------   ---------   -----------    -------------    ------------    -------------

Balance at December 31, 2004             109,391,828       6,198       642,222          (12,637)        (84,015)         551,768
                                        =============   =========   ==========     =============    ============    =============


(1)  Issued and outstanding

The accompanying notes are an integral part of the consolidated financial statements.


                                                                                              ECI Telecom Ltd. and Subsidiaries

Consolidated Statements of Changes in Shareholders' Equity (cont'd)
---------------------------------------------------------------------------------------------------------------------------------



                                               Number       Share       Capital      Accumulated     Accumulated            Total
                                         of shares(1)     capital       surplus            other        earnings    shareholders'
                                                                                   comprehensive       (deficit)          equity
                                                                                    income (loss)    (Note 15A2)
                                        -------------   ---------   -----------    -------------    ------------    -------------
Balance at January 1, 2005                109,391,828       6,198       642,222          (12,637)       (84,015)         551,768

Changes during 2005 -
Net income for the year
  ended December 31, 2005                          -            -             -                -         39,864           39,864
Employees stock options
  exercised and paid                       1,697,867           45         4,254                -              -            4,299
Restricted shares issuance                   742,776           19           (19)                                               -
Restricted shares forfeited                   (9,557)           -             -                -              -                -
Share issuance                                 4,908             -           35                -              -               35
Amortization of deferred
  compensation expenses                            -            -        2,040                -              -            2,040
Net unrealized gain on
  available for sale securities                    -            -             -           1,897              -            1,897
Changes in fair value of
  financial instruments                            -            -             -          19,226              -           19,226
                                        -------------   ---------   -----------    -------------    ------------    -------------

Balance at December 31, 2005             111,827,822        6,262       648,532           8,486        (44,151)         619,129
                                        =============   =========   ==========     =============    ============    =============

(1)  Issued and outstanding





The accompanying notes are an integral part of the consolidated financial statements.


                                                                                            ECI Telecom Ltd. and Subsidiaries
Consolidated Statements of Cash Flows for the Year Ended December 31
-----------------------------------------------------------------------------------------------------------------------------



                                                                                    2005              2004               2003
                                                                          --------------    --------------     --------------
                                                                                                 * Revised
                                                                          --------------    --------------     --------------
                                                                          $ in thousands    $ in thousands     $ in thousands
                                                                          --------------    --------------     --------------
Cash flows from operating activities

Net income (loss)                                                                39,864            10,153            (71,040)
Adjustments to reconcile net income (loss) to cash provided by operating activities:

Depreciation and amortization                                                    36,665            35,827             41,622

Amortization of share based compensation                                          2,040             1,650              3,568

Loss (gain) on sale of property and equipment                                    (2,398)             (716)             1,362

Impairment of assets                                                                  -                 -              6,686

Impairment of loans                                                               3,000                 -                  -

Capital losses (gains), net                                                      (2,096)            6,419              4,862

Gain from sale of operation                                                           -           (24,186)                 -

Acquired In-process research and development costs                                  890                 -                  -

Other - net                                                                       1,723              (468)             7,066

Company's equity in results of investee companies                                  4,285            3,387              4,334

Minority interest                                                                   127               562            (16,956)

Loss (gain) from marketable securities                                            1,648            (1,482)              (111)

Decrease in trade receivables (including
 non-current maturities of trade receivables)                                    78,056            19,395             69,069

Decrease (increase) in other receivables                                          3,565            (6,196)             9,531

Decrease (increase) in prepaid expenses                                           3,325              (947)            (1,410)

Decrease in work in progress                                                        308             7,254              3,192

Decrease (increase) in inventories                                               38,127           (57,010)            24,149

Increase (decrease) in trade payables                                           (16,759)           13,986             14,413

Increase (decrease) in other payables and accrued liabilities                   (16,068)           32,706            (23,500)

Decrease in other long-term liabilities                                               -            (5,015)            (2,364)

Decrease in liability for employee severance benefits                            (2,602)             (779)                 -
                                                                          --------------    --------------     --------------

Net cash provided by operating activities                                       173,700            34,540             74,473
                                                                          --------------    --------------     --------------




The accompanying notes are an integral part of the consolidated financial statements.


                                                                                            ECI Telecom Ltd. and Subsidiaries
Consolidated Statements of Cash Flows for the Year Ended December 31 (cont'd)
-----------------------------------------------------------------------------------------------------------------------------



                                                                                    2005              2004               2003
                                                                          --------------    --------------     --------------
                                                                                                 * Revised
                                                                          --------------    --------------     --------------
                                                                          $ in thousands    $ in thousands     $ in thousands
                                                                          --------------    --------------     --------------
Cash flows used in investing activities

Investments in deposits, net                                                      2,368             4,454            (22,563)
Software development costs capitalized                                           (8,014)          (11,151)           (11,364)
Investment in property, plant and equipment                                     (21,499)          (24,293)           (11,347)
Proceeds from sale of property, plant and equipment                               7,131             1,487                878
Purchase of technology                                                                -                 -               (869)
Acquisition of investee companies                                                  (559)           (1,212)              (203)
Long-terms loans granted                                                              -            (6,000)                 -
Proceeds from realization of an investee company                                  2,350                 -                   -
Investment in marketable securities                                             (37,838)          (41,382)           (80,317)
Changes in assets held for severance benefits                                    (1,006)             (751)               537
Repayment of convertible notes                                                        -             5,400                  -
Acquisition of operations (A)                                                   (13,605)                -                  -
Acquisition of newly consolidated subsidiary (B)                                (85,923)                -                  -
Proceed from realization of consolidated subsidiary and operations                    -            35,000              9,100
                                                                          --------------    --------------     --------------

Net cash used for investing activities                                         (156,595)          (38,448)          (116,148)
                                                                          --------------    --------------     --------------

Cash flows used in financing activities

Repayment of loans from banks                                                   (30,000)          (30,000)          (100,000)
Decrease in short-term credit, net                                                    -                 -            (70,012)
Share issuance                                                                       35                 -                  -
Exercise of stock options                                                          4,299             2,480                921
Disposition of a consolidated subsidiary as dividend in kind                           -          (39,981)                 -
                                                                          --------------    --------------     --------------

Net cash used in financing activities                                           (25,666)          (67,501)          (169,091)
                                                                          --------------    --------------     --------------

Effect of change in exchange rate on cash                                        (1,793)              216               (508)
                                                                          --------------    --------------     --------------

Net decrease in cash and cash equivalents                                       (10,354)          (71,193)          (211,274)
                                                                          --------------    --------------     --------------

Cash and cash equivalents at beginning of year                                   74,182         **145,375            356,649
                                                                          --------------    --------------     --------------

Cash and cash equivalents at end of year                                         63,828            74,182         ** 145,375
                                                                          ==============    ==============     ==============

Supplemental disclosures:

Income taxes paid, net of tax refunds                                             2,897               282              7,158
                                                                          ==============    ==============     ==============

Interest paid                                                                       154             1,518              2,479
                                                                          ==============    ==============     ==============

*     The consolidated cash flow statement for the year ended December 31, 2004 has been revised to combine cash flows from discontinued operations with cash flows from continuing operations within each category (previously, all cash flows from discontinued operations were presented, net in one line, within the operating cash flows category).

**    Include $ 18,964 thousand related to discontinued operations.

The accompanying notes are an integral part of the consolidated financial statements.


                                                                                            ECI Telecom Ltd. and Subsidiaries
Consolidated Statements of Cash Flows for the Year Ended December 31 (cont'd)
-----------------------------------------------------------------------------------------------------------------------------


A.       Acquisition of operations (see Note 19)

                                                                                    2005              2004               2003
                                                                          --------------    --------------     --------------
                                                                          $ in thousands    $ in thousands     $ in thousands
                                                                          --------------    --------------     --------------

Net current assets                                                               5,216                  -                 -
Liability for unpaid consideration                                                (250)                 -                 -
Property, plant and equipment                                                      580                  -                 -
Core Technology                                                                  4,349                  -                 -
Goodwill                                                                         1,230                  -                 -
Other intangible assets                                                          2,480                  -                 -
                                                                          --------------    --------------     --------------
                                                                                13,605                  -                 -
                                                                          ==============    ==============     ==============


B.       Acquisition of newly consolidated subsidiary (see Note 19)

                                                                                    2005              2004               2003
                                                                          --------------    --------------     --------------
                                                                          $ in thousands    $ in thousands     $ in thousands
                                                                          --------------    --------------     --------------
Net current assets (other than cash)                                             11,055                 -                 -
Property, plant and equipment                                                     3,155                 -                 -
Long-term liabilities                                                              (157)                -                 -
Core Technology                                                                  33,820                 -                 -
In-process research and development                                                 890                 -                 -
Backlog                                                                             100                 -                 -
Goodwill                                                                         37,060                 -                 -
                                                                          --------------    --------------     --------------
                                                                                 85,923                 -                 -
                                                                          ==============    ==============     ==============


C.       Non-cash activities

Purchase of fixed assets                                                          3,049                  -                 -
                                                                          --------------    --------------     --------------

Sale of fixed assets in return for shares in investee company                         -                  -             1,053
                                                                          ==============    ==============     ==============





The accompanying notes are an integral part of the consolidated financial statements.


                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------



Note 1 - Significant Accounting Policies

         Significant accounting policies, applied on a consistent basis are as follows:

         A.       General

         1. ECI Telecom Ltd. (an Israeli corporation) and subsidiaries ("ECI" or the "Company") provide network and access solutions for digital telecommunications networks. ECI designs, develops, manufactures, markets and supports digital telecommunications solutions for evolving services, including voice, data, video and multimedia, and for building next generation converging networks. ECI's products and platforms are designed to create and manage bandwidth, maximize revenues for network operators, reduce operating expenses, expand capacity, improve performance and enable new revenue-producing services.

                  The Company focuses its activities on three core businesses, which are organized in three divisions: Broadband Access Division (formerly - Inovia), Optical Networks Division (formerly - Lightscape and Enavis) and Data Networking Division (formerly - Laurel Networks). (For segment reporting, see Note 17G).

         2. In December 2002, the Company transferred part of the NGTS activities to a new company subsequently called Veraz Networks Inc., which was set up with third parties and in which the Company holds approximately 41.5 % of the share capital (33 % on a fully diluted basis).

         3. In April 2003, the Company sold the activities of InnoWave. Accordingly, the results of InnoWave for all periods reported were reclassified as discontinued operation and presented as a single-line item, net of income tax in the statement of operations following the results from continuing operations (see Note 22B).

         4. On March 9, 2004, the Board of Directors of ECI decided, in principle, that ECI would distribute 7.6 million of its shares in ECtel Ltd. ("ECtel") to ECI's shareholders.

                  On April 28, 2004, after the Company obtained court approval and the consent of its banks, the Board of Directors declared a distribution of 7.6 million shares of ECtel to the Company's shareholders of record on May 5, 2004. The shares were distributed on May 10, 2004. Before distribution, ECI held approximately 10.5 million, or 58%, of ECtel's shares. After distribution of the shares, ECI holds approximately 16% of ECtel's outstanding shares that are presented in the consolidated balance sheet as an available for sale securities. (see Note 1D).

                  Accordingly, the results of ECtel for all periods reported were reclassified as discontinued operations and presented as a single-line item, net of income tax in the statement of operations following the results from continuing operations (see Note 22B).

         5. On June 3, 2005, the Company acquired 100% of the outstanding common shares of Laurel Networks, Inc. ("Laurel Networks") The results of Laurel Networks' operations have been included in the consolidated financial statements since that date. Laurel Networks is a provider of Next-Generation IP/MPLS Multi Service Edge Routers. After the transaction Laurel Networks became the Data Networking Division of ECI (see Note 19B).

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------



Note 1 - Significant Accounting Policies (cont'd)

         A.       General (cont'd)

         6. The financial statements have been prepared in conformity with generally accepted accounting principles (GAAP) in the United States of America.

         7. The currency of the primary economic environment in which the operations of the Company and its subsidiaries are conducted is the U.S. dollar ("dollar").

                  Most of the Company's sales are made outside of Israel, in dollars and other non-Israeli currencies (see Note 17G as to geographical distribution). Most purchases of materials and components, as well as most selling and other expenses incurred outside Israel, are in dollars. In view of the foregoing, the dollar has been determined to be the Company's functional currency.

                  Transactions and balances denominated in dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured into dollars in accordance with the principles set forth in Statement of Financial Accounting Standards ("SFAS") No. 52 "Foreign Currency Translation" of the Financial Accounting Standards Board (FASB).

                  All exchange gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the consolidated statement of operations when they arise. Such foreign exchange gains and losses are included in the same statement of operations items as those in which the related transactions are included.

         8. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These are management's best estimates based on experience and other relevant data, however, actual results could differ from these estimates.


         B.       Principles of consolidation

         The consolidated financial statements include those of the Company and all of its subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.


         C.       Cash and cash equivalents

         The Company considers all highly liquid investments with a maturity of three months or less at date of purchase, to be cash equivalents (except for held to maturity debt investments).

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 1 - Significant Accounting Policies (cont'd)

         D.       Investments

         1.       Investee companies

                  Investments in investee companies, in which the Company has significant influence (affiliated companies) are presented under the equity method, that is, at cost plus the Company's share of the post-acquisition income or losses.

                  Investment in entities in which the Company does not have significant influence ("other companies"), are stated as follows:

                  -    Marketable securities - as stated in 2 below.

                  - Non-marketable securities - at cost, less any decline in value which is other than temporary.

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

                  A decline in the market value of any available-for-sale or held-to-maturity security below cost, that is deemed to be other than temporary, is recognized as a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established.

                  Premiums and discounts are amortized or accreted over the life of the related held-to-maturity or available-for-sale security as an adjustment to yield, using the effective-interest method. Dividend and interest income are recognized when earned.


         E.       Inventories

         Inventories are stated at the lower of cost or market. Cost is determined on the moving average basis.

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 1 - Significant Accounting Policies (cont'd)

         F.       Property, plant and equipment

         1.       Assets are stated at cost, less accumulated depreciation.

         2. Depreciation is computed using the straight-line method, over the estimated useful economic life of the assets.

                  Annual rates of depreciation are as follows:

                  Buildings                               2.5%
                  Machinery and equipment                 10% - 33% (mainly 10%)
                  Information technology                  20% - 33%
                  Office furniture and equipment          7% - 10%

                  Leasehold improvements are amortized by the straight-line method over the lesser of the lease term or the estimated useful economic life.

         3. Major renewals and improvements are capitalized, while repairs and maintenance are expensed as incurred.

         4. Upon the sale or retirement of equipment and leasehold improvements, the cost and related accumulated depreciation and amortization are eliminated from the respective accounts and the resulting gain or loss is reflected in the consolidated statements of operations.


         G.       Accrued warranty costs

         Accrued warranty costs are calculated in respect of products sold and work performed are recognized based on prior experience, and other relevant factors, (See also Note 17F).


         H.       Allowance for doubtful debts

         The financial statements include an allowance for loss from receivables for which collection is in doubt. In determining the adequacy of the allowance consideration is given the historical experience, aging of the receivable and to information available about specific debtors, including their financial situation, the volume of their operations, and evaluation of the security received from them or their guarantors (see also Note 17C).

         I.       Software development costs

         The Company capitalizes certain software development costs in accordance with SFAS No. 86 "Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed". Capitalization of software development costs begins upon the determination of technological feasibility as defined in the Statement and continues up to the time the software is available for general release to customers, at which time capitalized software costs are amortized to research and development costs on a straight-line basis over the expected life of the related product, generally one to two years. (for 2003 - generally two to three years).

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 1 - Significant Accounting Policies (cont'd)

         I.       Software development costs (cont'd)

         Software development costs include costs that relate principally to projects which have recently been released or are not yet available for release to customers. Management believes that future revenues related to these projects will be sufficient to realize the amounts capitalized at December 31, 2005, and as such these amounts will be recovered over the lives of the related projects. It is possible, however, that those estimates of future revenues could be adversely impacted if these projects are not finally completed and released in the future or if market acceptance of related technology is not as anticipated by Management. As a result, the recovery of these capitalized software development costs through future revenues could be reduced materially. In such event, the related capitalized software development costs will be written-off.


         J.       Business combinations

         SFAS No. 141 "Business Combinations" requires that the purchase method be used for all business combinations. Under the purchase method, the cost of an acquisition is allocated to the assets acquired, including identifiable intangible assets and liabilities assumed based on their estimated fair values with the excess of total cost over such aggregate fair value being recognized at goodwill.

         K.       Goodwill and other intangible assets

         The Company follows SFAS No. 142 "Goodwill and Other Intangible Assets", under to SFAS No. 142, goodwill and intangible assets that have indefinite useful lives are not subject to amortization, but instead tested at least annually for impairment. Intangible assets that have finite useful lives are amortized over their expected useful lives.


         L.       Revenue recognition

         1. Revenues from products are recognized when the product has been delivered and when title to the system and risk of loss have been substantially transferred to the customer, provided that collection is reasonably assured. When the sale arrangement includes customer acceptance provisions with respect to network interoperability, revenue is not recognized before the Company has demonstrated that the criteria specified in the acceptance provisions have been satisfied.

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 1 - Significant Accounting Policies (cont'd)

         L.       Revenue recognition (cont'd)

                  When a sale involves multiple elements, such as sales of products that include installation and integration services, the entire fee from the arrangement is evaluated under Emerging Issues Task Force ("EITF") 00-21, "Revenue Arrangements with Multiple Deliverables". In such arrangements, the arrangement consideration is allocated to each respective element based on its relative fair value and recognized when all the following revenue recognition criteria for each element are met: (1) the delivered items have value to the customer on a standalone basis, (2) there is objective and reliable evidence of the fair value of the undelivered items, (3) if the arrangement includes a general right of return, delivery or performance of the undelivered items is probable and substantially in the control of the Company.

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

         3. Revenues from sales involving long-term credit arrangements at less than accepted interest rates are recorded at the present value of the related future cash flows. The difference between the amounts receivable and their present value is recognized as interest income over the period of the receivable by the interest method.

         4. Revenue from software license is generally recognized at the time the software is delivered to the customer, if collection is probable, the fee is fixed or determinable, the Company has no significant obligations remaining under the sales or licensing agreement and no significant customer acceptance requirements exist subsequent to software delivery.

         5. Service revenues from product maintenance contracts and separately priced extended warranty contracts are generally recognized ratably over the contract period, while revenue from software services generally is recognized as the services are performed or, if no pattern of performance is evident, ratably over the period during which such services are performed.

         6. The percentage of completion method of accounting, in accordance with Statement of Position ("SOP") 81-1 "Accounting for Performance of Construction Type and Certain Production Type Contracts" is used for sales generated from certain contracts, primarily those related to customized network solutions and network build-outs with durations of at least six months. The units-of-delivery method or units-of-work performed method is used to measure progress on each contract. Revenue and cost estimates are revised periodically based on changes in circumstances. Any expected losses on contracts are recognized immediately upon contract signing or as soon thereafter as identified.

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 1 - Significant Accounting Policies (cont'd)

         M.       Research and development

         Research and development costs, net of any grants, are charged to the consolidated statements of operations as incurred. Royalties paid and accrued in respect of the said grants are classified as cost of revenues.


         N.       Reclassification

         Certain amounts in prior years' financial statements have been reclassified to conform to the current year's presentation. (See also
         Note 22).


         O.       Income taxes

         1. The Company accounts for income taxes under SFAS No. 109 "Accounting for Income Taxes".

                  Under SFAS 109, deferred tax assets or liabilities are recognized in respect of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts, as well as in respect of tax losses and other deductions which may be deductible for tax purposes in future years, based on tax rates applicable to the periods in which such deferred taxes are expected to be realized. Valuation allowances are established when necessary to reduce deferred tax assets to the amount considered more likely than not to be realized. Deferred tax assets and liabilities are classified as current or non current items in accordance with the nature of the assets or liabilities to which they relate. When there is no underlying assets or liabilities the deferred tax assets and liabilities are classified in accordance with the period of expected reversal.

                  Deferred taxes have not been recorded in respect of the following matters -

                  o Certain undistributed earnings of foreign consolidated subsidiaries which are taxable upon distribution by way of dividend, as no such dividend distribution intention exists.

                  o Differences between the financial carrying amounts of non monetary assets and liabilities and their tax basis attributable to the rate of change in Israeli Consumer Price Index (which serves as a basis for measurement for tax purposes) and the rate of change in the NIS/US dollar exchange rate, in accordance with paragraph 9 (f) of SFAS 109.


         2. Income tax expense represents the tax payable for the period and the change during the period in deferred tax assets and liabilities.

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 1 - Significant Accounting Policies (cont'd)

         P.       Derivative financial instruments

         SFAS No. 133, "Accounting for Derivative Instruments and Certain Hedging Activities" and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activity, an Amendment of SFAS 133" require that all derivative instruments be recorded on the balance sheet at their respective fair values.

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

         On the date a derivative contract is entered into, the Company designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge), or a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge), or a foreign-currency fair-value or cash-flow hedge (foreign currency hedge). For all hedging relationships the Company formally documents the hedging relationship and its risk-management objective and strategy for undertaking the hedge, the hedging instrument, the hedge item, the nature of the risk being hedged, how the hedging instrument's effectiveness in offsetting the hedged risk will be assessed, and a description of the method of measuring ineffectiveness. This process includes linking all derivatives that are designated as fair-value, cash-flow, or foreign-currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of the hedged items.

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

         The Company discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, or the derivative is de-designated as a hedging instrument, because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 1 - Significant Accounting Policies (cont'd)

         P.       Derivative financial instruments (cont'd)

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


         Q.       Comprehensive income

         The Company adopted SFAS No. 130, "Reporting Comprehensive Income", which establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income consists of net income (loss) and net unrealized gains (losses) on available for sale securities and on the change in the fair value of financial instruments that are used for cash flow hedging, and is presented in the consolidated statement of comprehensive income (loss).


         R.       Stock option and restricted shares plans

         The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations, including FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation an Interpretation of APB Opinion No. 25" issued in March 2000, to account for its fixed plan stock options. Under this method, compensation cost is recognized only if the market price of the underlying stock at the date of the grant exceeds the exercise price. Any such cost so determined is allocated to compensation expense over the vesting period of the award.

         SFAS No. 123, "Accounting for Stock-Based Compensation", established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS No. 123. (See Note 12E and 18A).

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 1 - Significant Accounting Policies (cont'd)

         R.       Stock option and restricted shares plans (cont'd)

         Had compensation expenses for stock options granted under the Company's stock option plan been determined based on the fair value at the grant dates consistent with the fair value accounting method of SFAS No. 123, the Company's net income (loss) and net income (loss) per ordinary share would have been as follows:

                                                                              For the year ended December 31
                                                                     -----------------------------------------------
                                                                           2005              2004               2003
                                                                     ----------        ----------         ----------
                                                                        $ in thousands, except per share amounts
                                                                     -----------------------------------------------

         Net income (loss), as reported                                 39,864            10,153            (71,040)
         Add:     Stock-based employee compensation
                   expenses included in reported net
                   income (loss), net of related tax effects (nil)       2,040             1,650              3,568
         Deduct:  Total stock-based employee compensation
                   expense determined under the fair value
                   method for all awards, net of
                   related tax effects (nil)                           (10,267)          (10,072)           (23,450)
                                                                     ----------        ----------         ----------

         Pro Forma net income (loss)                                    31,637             1,731            (90,922)
                                                                     ==========        ===========        ==========

         Basic earnings (loss) per ordinary share ($):
          - as reported                                                   0.36              0.09             (0.65)
          - pro forma                                                     0.29              0.02             (0.84)
         Diluted earnings (loss) per ordinary share($):
          - as reported                                                   0.34              0.09             (0.65)
          - pro forma                                                     0.27              0.01             (0.84)


         S. Acquired in-process research and development costs (IPR&D).

         Acquired in-process research and development represents the value assigned in a purchase business combination to research and development projects of the acquired business that were commenced, but not yet completed, at the date of acquisition, for which technological feasibility has not been determined and which have no alternative future use in research and development activities or otherwise. In accordance with SFAS No. 2, "Accounting for Research and Development Costs", as interpreted by FASB Interpretation No. 4 "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method" "amounts assigned to acquired in-process research and development meeting the above criteria are charged to expense at the date of consummation of the purchase business combination".

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 1 - Significant Accounting Policies (cont'd)

         T.       Impairment or disposal of long-lived assets

         SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future cash flows expected to be generated by the asset or used in its disposal. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. SFAS No 144 requires companies to separately report discontinued operations and extends that reporting to a component of an entity that either has been disposed of (by sale, abandonment, or in a distribution to owners) or is classified as held for sale (See also Notes 21and 22).

         U.       Sale of financial assets

         SFAS No. 140 - "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", requires that a transfer of financial assets in which control is surrendered, is accounted for as a sale to the extent that consideration other than beneficial interests in the transferred assets is received in exchange. (See Note 17P).

         V.       Earnings (loss) per Ordinary Share

         Basic and diluted earnings (loss) per Ordinary Share are presented in conformity with SFAS No. 128, "Earnings Per Share". Basic earnings
         (loss) per Ordinary Share are calculated by dividing the net earning
         (loss) attributable to Ordinary Shares, by the weighted average number of Ordinary Shares outstanding. For purposes of determining diluted earnings per share, potential common stock includes the effects of dilutive stock options. The effect on the number of shares of such potential common stock is computed using the treasury stock method. Diluted earnings per share excludes the impact of anti dilutive securities, which are those securities resulting in an increase in earnings per share or a decrease in loss per share.

         W.       Commitments and contingencies

         Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recognized when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

         X        Impairment of loans

         The Company applies the provisions of SFAS No. 114 "Accounting by Creditors for Impairment of a Loan" as amended by SFAS No. 118 "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures" These standards apply to loans, which are restructured in a troubled debt restructuring, involving modifications of terms of the loans, including those involving a receipt of assets in partial satisfaction of a receivable.

         In accordance with SFAS No. 114, a loan is impaired when it is probable, based on current information and events, that the creditor will be unable to collect all amounts (contractual interest and principle payments) due according to the contractual terms of the loan agreement. Impaired loans are written down to the present value of their expected future cash flows, discounted at the loan's effective interest rate or, alternatively, based on the observable market price of the loan or the fair value of the collateral, if the loan is collateral-dependent.

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------



Note 1 - Significant Accounting Policies (cont'd)

         Y.       Employee Severance Benefits

         Under Israeli law and labor agreements, the Company is required to make severance and pension payments to their retired or dismissed employees and to employees leaving employment in certain other circumstances. The liability for Employee Severance Benefits is based on salary components as prescribed in the existing labor agreement. The liability for severance pay is calculated on the basis of the latest salary paid to each employee multiplied by the number of years of employment. The liability is covered by the amounts deposited including accumulated income thereon as well as by the unfunded provision.

         The US subsidiaries sponsor a section 401(k) defined contribution plan or 401(a) plan which permits its employees to invest up to certain amounts of their compensation (subject to limitation by Internal Revenue Service Regulations) on a pretax basis in certain self-directed investment programs. The subsidiaries may, at the discretion of the Board of Directors, make contributions to the plan.

         The provision for severance pay includes amounts related to employees in countries other than Israel and the U.S. and are calculated in accordance with the rules of the country in which they operate.

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------



Note 2 - Investment Securities and Deposits
                                                  December 31        December 31
                                                         2005               2004
                                               $ in thousands     $ in thousands
                                               --------------     --------------


         Short-term:
          Short-term deposits (see Note 17B.)          1,540              5,628

          Marketable securities:
          Available for sale securities*               4,699                  -
          Held to maturity securities                 35,065             19,086
                                               --------------     --------------

                                                      41,304             24,714
                                               ==============     ==============
         Long-term:
          Long-term deposits                          12,762             11,659
          Available for sale securities*              37,707             10,694
          Held to maturity securities                 89,495             97,006
                                               --------------     --------------

                                                     139,964            119,359
                                               ==============     ==============


         * As of December 31, 2005 and 2004, the Company had net unrealized gains on Available for Sale Securities of $ 4,238 and $ 2,341 thousand, respectively.

         The amortized cost, gross unrealized holding gains (loss), and fair value of held-to-maturity securities by major security type at December 31, 2005, were as follows:

                                                                  Gross              Gross
                                                             Unrealized         Unrealized
                                            Amortized           Holding            Holding              Fair
                                                 Cost             Gains             Losses             Value
                                       --------------    --------------     --------------    --------------
                                       $ in thousands    $ in thousands     $ in thousands    $ in thousands
                                       --------------    --------------     --------------    --------------
         Held to maturity
          U.S. Government agencies            46,919                 -               (648)           46,271
          Corporate debt securities           44,844                20               (610)           44,254
          Other                               32,797                35                  -            32,832
                                       --------------    --------------     --------------    --------------

                                             124,560                55             (1,258)          123,357
                                       ==============    ==============     ==============    ==============

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 2 - Investment Securities and Deposits (cont'd)

         The amortized cost, gross unrealized holding gains (loss), and fair value of held-to-maturity securities by major security type at December 31, 2004, were as follows:

                                                                  Gross              Gross
                                                             Unrealized         Unrealized
                                            Amortized           Holding            Holding              Fair
                                                 Cost             Gains             Losses             Value
                                       --------------    --------------     --------------    --------------
                                       $ in thousands    $ in thousands     $ in thousands    $ in thousands
                                       --------------    --------------     --------------    --------------
         Held to maturity
          U.S. Government agencies            46,925                 -              (423)            46,502
          Corporate debt securities           43,338                 -              (525)            42,813
          Other                               25,829                35                 -             25,863
                                       --------------    --------------     --------------    --------------

                                             116,092                35              (948)           115,178
                                       ==============    ==============     ==============    ==============



         Maturities of debt securities classified as held-to-maturity were as follows at December 31, 2005:

                                                                                 Amortized              Fair
                                                                                      Cost             value
                                                                            $ in thousands    $ in thousands
                                                                            --------------    --------------

         Held to maturity:
          First year                                                               35,065            34,693
          Due after one year through five years                                    88,100            87,223
          Due after five years through ten years                                    1,396             1,441
                                                                            --------------    --------------

                                                                                  124,560           123,357
                                                                            ==============    ==============

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------



Note 2 - Investment Securities and Deposits (cont'd)

         The following table shows the fair value of the Company's investments in marketable securities with unrealized losses that are not deemed to be other-than-temporarily impaired, and their underlying gross unrealized losses aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position.

         As of December 31, 2005:

                                          Less than 12 months            12 months or Greater
                               ------------------------------  ------------------------------                           Total
                                                   Unrealized                      Unrealized           Total      Unrealized
                                   Fair value          Losses      Fair value          Losses      Fair value          losses
                               --------------  --------------  --------------  --------------  --------------  --------------
                               $ in thousands  $ in thousands  $ in thousands  $ in thousands  $ in thousands  $ in thousands
                               --------------  --------------  --------------  --------------  --------------  --------------
         US Government
          Agencies                     1,982               18         44,289              630         46,271              648
         Corporate bonds               5,522              144         36,339              466         41,861              610
                               --------------  --------------  --------------  --------------  --------------  --------------
         Total                         7,504              162         80,628            1,096         88,132            1,258
                               ==============  ==============  ==============  ==============  ==============  ==============

         As of December 31, 2004:

                                          Less than 12 months            12 months or Greater
                               ------------------------------  ------------------------------                           Total
                                                   Unrealized                      Unrealized           Total      Unrealized
                                   Fair value          Losses      Fair value          Losses      Fair value          losses
                               --------------  --------------  --------------  --------------  --------------  --------------
                               $ in thousands  $ in thousands  $ in thousands  $ in thousands  $ in thousands  $ in thousands
                               --------------  --------------  --------------  --------------  --------------  --------------
         US Government
          Agencies                    40,344             315           6,581             108          46,925             423
         Corporate bonds              26,419             377          16,919             148          43,338             525
                               --------------  --------------  --------------  --------------  --------------  --------------
         Total                        66,763             692          23,500             256          90,263             948
                               ==============  ==============  ==============  ==============  ==============  ==============

         The unrealized losses on the Company's investments in US Government Agencies and corporate bonds were caused by interest rate increases. Because the Company has the ability and intent to hold these investments until a recovery of fair value, which may be maturity, the Company does not consider these investments to be impaired as of December 31, 2005 and 2004.

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------

Note 3 - Inventories

         Consist of the following:

                                                                                               December 31        December 31
                                                                                                      2005               2004
                                                                                            $ in thousands     $ in thousands
                                                                                            --------------     --------------

         Raw materials and components                                                              47,970             39,773
         Work in process                                                                           23,839              31,983
         Finished products                                                                         75,154            103,309

                                                                                                  146,963            175,065


Note 4 - Long-Term Receivables, Net of Current Maturities

         A.       Consist of the following:
                                                                                Weighted
                                                                        average interest
                                                                              rate as of
                                                                             December 31       December 31        December 31
                                                                                    2005              2005               2004
                                                                                       %    $ in thousands     $ in thousands
                                                                          --------------    --------------     --------------

         Long-term receivables (1)                                                   5.3           19,905            186,604
         Less deferred interest income (*)                                                             64                  -

         Total (2)                                                                                 19,841            186,604
         Less - provision for uncollectible receivable (**)                                           624             77,252
         Less - current maturities                                                                 10,944             19,377
                                                                                            --------------     --------------

                                                                                                    8,273             89,975
                                                                                            ==============     ==============
         The receivables are denominated in U.S. dollars.

         (*)      The deferred interest income represents the difference between the original amount of the receivables and their net present value computed, at the transaction date, by the relevant interest rate.

         (**)     See Note 4C.

         (1)      Long-term receivables ("receivables") consist mainly of receivables resulting from sales of the Company's products, providing from one to five years credit commencing on the date of signing of the sales contract or the finance agreement related thereto or other date as mentioned in the contract. Such receivables are interest bearing and are payable in quarterly or semi-annual payments. The principal is paid generally after the grant of a grace period. These receivables are partially secured by trade risk insurance policies.

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 4 - Long-Term Receivables, Net of Current Maturities (cont'd)

         A.       Consist of the following: (cont'd)


         (2) In the opinion of the Company's management, due to the nature of the customers and their activities, their financial performance, updated financial and business data, previous business relations and existing trade insurance as stated above, as well as provision for doubtful debts, the Company has limited risk exposure in relation to the long-term receivables.


         B.       Aggregate maturities are as follows:

                                                                   December 31
                                                                          2005
                                                                $ in thousands
                                                                --------------

         First year (current maturities)                              10,944
         Second year                                                   8,227
         Third year                                                      675
         Fourth year                                                       -
         Fifth year                                                        -
         Thereafter                                                       59
                                                                --------------

                                                                      19,905
                                                                ==============


         C. 1. In 2000, the Company and a subsidiary (InnoWave) entered into an agreement for the sale to Global Village Telecom ("GVT"), a Brazilian company, of wireless local loop systems and services. Pursuant to the agreement, the Company agreed to grant GVT long-term financing for the purchase, comprising a line of credit of up to $168 million, based upon the progress of sales. This financing was granted in conjunction with credit made available to GVT by a group of other equipment vendors. The credit was to be repaid during the years 2004 through 2007. The interest payable under the line of credit was variable (ranging from LIBOR plus 6.5% to LIBOR plus 4.5% ). As security for its obligations under the agreement, GVT granted the Company (together with three other major international suppliers) a charge on its license to operate its communications network in Brazil, together with additional security including shareholders' guarantees and charges on revenue and contracts.

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 4 - Long-Term Receivables, Net of Current Maturities (cont'd)

         C.       (cont'd)

                  2. Due to various business reasons, including a significant devaluation of the Brazilian currency relative to the dollar, commencing December 2002, GVT defaulted in its payments to the Company. Accordingly, during 2002 and 2003, the Company recorded a provision for doubtful debts, in the amount of $34.0 million and $ 6.6 million, respectively with respect to this debt.

                  3. Following extensive negotiations, agreements to reschedule GVT's debt repayments were signed in December, 2004 among GVT, its shareholders and its principal creditors, including the Company. These agreements encompassed GVT's commercial debt to the creditors for the supply of equipment and services, the debt due under certain convertible notes received from GVT's parent company and accumulated interest on the debts to the closing. As a precondition to the closing of these agreements, the sum of $5.4 million was paid to the Company. The main provisions of the agreements, as regards the Company, are:

                           o All the existing debts were canceled and in place thereof GVT issued to the Company notes in the aggregate sum of approximately $163 million to be paid from 2005 through 2013 at variable rates of interest.

                           o The Company was granted warrants which were convertible, at no further consideration, into shares of GVT's parent company, equating to approximately 2.4% of its outstanding share capital.


                  4. According to SFAS No. 114 "Accounting by Creditors for Impairment of a Loan", the carrying amount of the restructured debt was recognized based on the present value of the expected future cash flows discounted at the debt 's original contractual interest rate which, was LIBOR plus 6.5%.

                  5. In April 2005, the Company sold the long-term receivables from GVT to ABN Amro Bank for the sum of approximately $ 96 million in cash, plus a contingent amount of approximately $ 3.3 million, resulting in the recognition of a net gain from recovery of doubtful debt of $ 10.4 million (excluding the contingent amount), which was recognized in the year ended December 31, 2005 under income from recovery of doubtful debt.

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------



Note 5 - Investments

         Consist of the following:

                                                  December 31        December 31
                                                         2005               2004
                                               --------------     --------------
                                               $ in thousands     $ in thousands
                                               --------------     --------------

         Affiliated company (A)                       11,976            16,259
         Loans (B)                                     3,000             6,000
         Other                                         4,811             4,507
                                               --------------     --------------

                                                      19,787            26,766
                                               ==============     ==============


         A.       The investment in affiliated company is comprised of:


                                                  December 31        December 31
                                                         2005               2004
                                               --------------     --------------
                                               $ in thousands     $ in thousands
                                               --------------     --------------

          Cost of shares                             28,223            28,223
         Accumulated losses                         (16,247)          (11,964)
                                               --------------     --------------

                                                     11,976            16,259
                                               ==============     ==============



         The following table shows the financial information of an affiliated company for the year ended December 31, 2004 (the financial information as of and for the year ended December 31, 2005 is not considered and accordingly has not been presented).

                                                                           2004
                                                                 $ in thousands
                                                                 --------------

         Balance sheet information
         Current assets                                                 65,832
         Total assets                                                   72,345
         Current liabilities                                            40,230
         Total liabilities                                              43,355
         Shareholders' equity                                           28,990

         Statement of operations information
         Revenues                                                       48,612
         Gross profit                                                   36,207
         Net loss                                                       (7,996)

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------



Note 5 - Investments (cont'd)

         B.       Loans

         In December 2004, the Company signed a series of transactions with Chiaro Networks Ltd. ("Chiaro") a developer of infrastructure-class IP/MPLS routing platforms. The transactions consisted of: (1) a loan agreement (2) a call option agreement for the acquisition of Chiaro by the Company and (3) a distribution agreement.


         1.       Loan agreement

                  In December 2004, the Company provided to Chiaro two loans in the aggregate amount of $ 6 million ($ 3 million each loan).

                  The Company had the right to convert one of the loans at any time into convertible preferred BB shares of Chiaro.

                  The loans are secured by a first-priority floating charge over substantially all of Chiaro's assets.

                  During the first half of 2005, the business of Chiaro deteriorated significantly and in January 2006, Chiaro has ceased doing business. Accordingly, Management has determined that the Company may be unable to collect all amounts due according to the contractual terms of the loans agreement and therefore, a provision of $ 3 million in respect thereof has been recorded in the consolidated financial statements for the year ended December 31, 2005. The Company as the sole secured creditor has taken the steps necessary to realize the assets Chiaro had, including cash, tangible assets and intellectual property. The Company believes that the fair market value of Chiaro's remaining assets is no less than the carrying amount as of December 31, 2005 of Chiaro's debt.


         2.       Call option agreement

                  The Company had the option to acquire Chiaro under terms defined in the agreement. The term of the option was 37.5 months.


         3.       Distribution agreement

                  The Company received exclusive, global distribution rights for Chiaro's products, for a period of 37.5 months from closing.



                                                                                          ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
----------------------------------------------------------------------------------------------------------------------------


Note 6 - Property, Plant and Equipment, Net

         Property, plant and equipment as of December 31, 2005 consist of the following:

                                     Freehold
                                        land,
                                buildings and       Machinery                          Office
                                    leasehold             and     Information   furniture and
                                 improvements       equipment      technology       equipment          Other           Total
                                  -----------     -----------     -----------     -----------    -----------     -----------
                                  $ thousands     $ thousands     $ thousands     $ thousands    $ thousands     $ thousands
                                  -----------     -----------     -----------     -----------    -----------     -----------
   Cost
   Balance at
   beginning of year                   70,343        120,936           56,638         5,949        5,452            259,318
    Acquisitions                          111          3,032              365           121          105              3,734
   Additions                            3,243         15,487            4,799           783          236             24,548
   Disposals                            5,124         12,457              911         1,007        2,655             22,154
                                  -----------     -----------     -----------     -----------    -----------     -----------
   Balance at end
    of year                            68,573        126,998           60,891         5,846        3,138            265,446
                                  -----------     -----------     -----------     -----------    -----------     -----------

   Accumulated
    Depreciation and
   amortization
    Balance at
   beginning of  year                  20,043         70,334           41,033         4,567        3,988            139,965
   Depreciation
    for the year                        1,571         13,415            7,229           556          542             23,313
   Disposals                              900         12,418              900           987        2,218             17,423
                                  -----------     -----------     -----------     -----------    -----------     -----------
   Balance at end
    of year                            20,714         71,331           47,362         4,136        2,312            145,855
                                  -----------     -----------     -----------     -----------    -----------     -----------

   Net book value at
    December 31, 2005                  47,859         55,667           13,529         1,710          826            119,591
                                  ===========     ===========     ===========     ===========    ===========     ===========

    Net book value at
    December 31,  2004                 50,300         50,602           15,605         1,382        1,464            119,353
                                  ===========     ===========     ===========     ===========    ===========     ===========

         Regarding pledge, see Note 14.



                                                                                          ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
----------------------------------------------------------------------------------------------------------------------------



Note 7 - Software Development Costs, Net

         Capitalization and amortization of software development costs as of
         December 31, 2005, and 2004 is as follows:
                                                                                                December 31        December 31
                                                                                                       2005               2004
                                                                                             --------------     --------------
                                                                                             $ in thousands     $ in thousands
                                                                                             --------------     --------------
         Balance at beginning of year                                                               14,435            16,289
         Capitalization of software development costs during the year                                8,014            11,151
         Amortization and write-offs during the year                                               (10,450)          (13,005)
                                                                                             --------------     --------------
                                                                                                    11,999            14,435
                                                                                             ==============     ==============


Note 8 - Goodwill

         Consist of the following:
                                                                                                December 31        December 31
                                                                                                       2005               2004
                                                                                             --------------     --------------
                                                                                             $ in thousands     $ in thousands
                                                                                             --------------     --------------

         Goodwill - Broadband Access Division                                                        1,039             1,039
         Goodwill - Data Networking Division                                                        37,036                 -
         Goodwill - Optical Networks Division                                                        1,230                 -
                                                                                             --------------     --------------
         Goodwill (1)                                                                               39,329             1,039
                                                                                             ==============     ==============

         (1)      Original amount                                                                  177,427           139,137
                  Amortization and write down due to decline in value                             (138,098)         (138,098)
                                                                                            --------------     --------------
                                                                                                    39,329             1,039
                                                                                            ==============     ==============
         See Note 19.


Note 9 - Other Assets, Net
                                                                                               December 31        December 31
                                                                                                       2005               2004
                                                                                             --------------     --------------
                                                                                             $ in thousands     $ in thousands
                                                                                             --------------     --------------
         Core Technology Products (1)                                                               35,423                  -
         Deferred tax                                                                                9,893             9,144
         Other intangible assets                                                                     2,340                 -
                                                                                             --------------     --------------
                                                                                                    47,656             9,144
                                                                                            ==============     ==============

         (1)      Original amount                                                                   38,169                 -
                  Amortization *                                                                    (2,746)                -
                                                                                            --------------     --------------
                                                                                                    35,423                 -
                                                                                            ==============     ==============

         * Amortized over the expected useful life of the related products, generally between 7 to 10 years.

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 10 - Liability for Employee Severance Benefits

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

                  If the Company terminates the employment of these employees through 2011, they are entitled to additional benefits. After that time, the employees will no longer be eligible for such additional benefits.

         4. The expenses in respect of severance and pension pay (not including expenses in restructuring) for the years ended December 31, 2005, 2004 and 2003 are $ 6,009 thousand, $ 4,008 thousand and $ 5,593 thousand respectively.

         5. Company's net liability for employee severance benefits is composed as follows:

                                                 December 31        December 31
                                                        2005               2004
                                              --------------     --------------
                                              $ in thousands     $ in thousands
                                              --------------     --------------

                  Liability for employee
                     severance benefits               48,340            50,943
                  Less: Assets held for
                     severance benefits               25,931            25,182
                                              --------------     --------------
                                                      22,409            25,761
                                              ==============     ==============

                  Withdrawals from the funds may be made only for the purpose of disbursement of severance pay.

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 10 - Liability for Employee Severance Benefits (cont'd)

         B. Employees of U.S. consolidated subsidiaries (U.S. companies)

         The subsidiaries sponsor a section 401(k) defined contribution plan or 401(a) plan which permits its employees to invest up to certain amounts of their compensation (subject to limitation by Internal Revenue Service Regulations) on a pretax basis in certain self-directed investment programs. The subsidiaries may, at the discretion of the Board of Directors, make contributions to the plan. Company contributions with respect to this plan were $ 482 thousand, $ 244 thousand and $ 499 thousand in 2005, 2004 and 2003, respectively.


         C.       Employees in the rest of the world

         The provision for severance pay includes amounts related to employees in countries other than Israel and the U.S. and are calculated in accordance with the rules of the country in which they operate.


Note 11 - Commitments and Contingencies

         A.       Claims and potential claims

         1. Following the reduction in workforce in accordance with the reorganization plan of the Company that was implemented in 2002, claims and demands for higher amounts of severance pay were submitted by certain former employees. Management of the Company believes, based on the opinion of its legal advisors, that the effect, if any, of the results of such claims and demands on the financial position of the Company and the results of its operations, will be immaterial and the provisions which are included in the financial statements in respect thereof are appropriate and sufficient.

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

                  The dispute was referred to an arbitrator in December 2002. As part of the arbitration process, SCI submitted, in April 2003, claims in an aggregate amount of approximately $ 30 million.

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 11 - Commitments and Contingencies (cont'd)

         A.       Claims and potential claims (cont'd)

                  The Company rejected the allegations made against it and filed a claim against SCI in an amount of approximately $ 50 million.

                  Subsequently, the arbitration was put on hold and the parties appointed an independent mediator in an additional attempt to settle this dispute. If the mediation fails, the parties will resume the arbitration process.

                  In the opinion of the Company's legal counsel, it is not possible at this stage of the proceedings, to evaluate the chances of the Company's claim as well as the chances of SCI's claim.

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

         5. In October 1997, an investigation was commenced by the Israeli Comptroller of Restrictive Trade Practices ("comptroller") regarding alleged price fixing and non-competitive practices among Tadiran Telecommunications Ltd. ("TTL"), Tadiran Ltd ("Tadiran" - the parent company of TTL) and Telrad Telecommunications and Electronics Industries Ltd., a subsidiary of Koor Industries Ltd. (a significant shareholder of the Company and Tadiran Ltd.).

                  In the 1999 merger agreement between the Company and TTL, Tadiran. had agreed to indemnify the Company for damages above $6 million.

                  In 2004, the Company was informed that the comptroller has ceased the investigation without taking any action against the Company. Accordingly, a provision in the amount of $6 million that was recorded at the time of the acquisition of TTL was reversed and recorded as other income.

         6. In September 2004, following the completion of the investigation by the comptroller mentioned above, a claim was filed against Bezeq (Israel's national telecommunications provider), Koor, TTL, Tadiran and Telrad in the District Court of Tel Aviv-Jaffa. Attached to the claim was a request for certification thereof as a class action, brought in the name of all Bezeq customers against the aforesaid companies, including the Company, in an amount of $ 371 million.

                  In March 2005 the Company and the other respondents filed their respective answers to the request to certify the claim as a class action. The applicant filed his reply to the respondents' answers in December 2005.

                  Management of the Company believes, in light of the advice of its legal counsel, that the allegations against the Company are without merit and therefore no provision was recorded in respect thereto in the financial statements.

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 11 - Commitments and Contingencies (cont'd)

         A.       Claims and potential claims (cont'd)

         7. In January 2005, the Company was named as a defendant in a purported class action complaint filed in the United States against ECtel, certain officers and directors of ECtel, and ECI. The complaint alleges violations of U.S. Federal Securities Laws by ECtel and breach of fiduciary duties by the individual defendants, in connection with disclosure of ECtel's financial results between April 2001 and April 2003. It also alleges that ECI was the controlling shareholder of ECtel during this period and, as such, influenced and controlled the purported actions by its subsidiary. Damages claimed by the plaintiff have not yet been quantified.

                  ECI based on the opinion of its legal advisors believes that the allegations made in the complaint with respect to it are without merit, , and accordingly no provision in respect thereof has been included in the consolidated financial statements.

         B.       Lease commitments

         The Company and its consolidated subsidiaries have entered into several operating lease agreements in Israel and abroad. The agreements expire on various dates from 2006 to 2011 (some of which have renewal options) and are in local currencies or linked to the dollar or to the Israeli Consumer Price Index.

         Rental expenses under operating leases is charged to expense over the periods of the respective leases by the straight-line method. Future minimum annual rent payments to which the Company and its subsidiaries are committed under the above leases, at rates in effect at December 31, 2005, are as follows:

         Year ending December 31                                 $ in thousands
         -----------------------                                 --------------

         2006                                                        13,281
         2007                                                        11,660
         2008                                                         8,747
         2009                                                         3,484
         2010 and thereafter                                          2,397

         As to rent expense under the Company's leases, see Note 17N.

         C.       Royalty commitments

         1. The Company is committed to pay royalties to the Government of Israel on proceeds from sale of products in the Research and Development of which the government participated by way of grants. The royalties are computed mainly at the rates of 3.5% to 5% of the aggregated proceeds from sale of such products, up to the amount not exceeding 100% of such grants plus interest at Libor rate. As of December 31, 2005, the maximum possible future commitment of the Company is approximately $
                  135.3 million (excluding interest). See Note 17H with regard to amounts paid pursuant to these commitments.

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

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 11 - Commitments and Contingencies (cont'd)

         D.       Financial instruments

         1.       Derivative financial instruments

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

                  The Company uses a combination of forwards and purchased and written options designated as cash flow hedges to protect against the foreign currency exchange rate risks inherent in its forecasted revenue denominated in currencies other than the U.S. dollar. The Company's cash flows hedges mature generally within less than a year. For derivative instruments that are designated and qualify as cash flow hedges, the effective portions of the gain or loss on the derivative instruments are initially recorded in accumulated other comprehensive income (loss) as a separate component of shareholders' equity and subsequently reclassified into operations in the period during which the hedged transactions is recognized in operations. The ineffective portion of the gain or loss is reported in financial income or expenses immediately. The effective portion of cash flow and foreign currency hedges is reported in the same financial statement line item as the changes in value of the hedged item. For foreign currency option and forward contracts designated as hedges, hedge effectiveness is measured by comparing the cumulative change in the hedge contract with the cumulative change in the hedged item, both of which are based on forward rates.

                  Up until February 2005 the Company had used variable-rate debt to finance its operations. The debt obligations exposed the Company to variability in interest payments due to changes in interest rates. Management believes that it is prudent to limit the variability of a portion of its interest payments. To meet this objective, management entered into interest rate swap agreements to manage fluctuations in cash flows resulting from interest rate risk. These swaps change the variable-rate cash flow exposure on the debt obligations to fixed cash flows. Under the terms of the interest rate swaps, the Company received variable interest rate payments and made fixed interest rate payments, thereby creating the equivalent of fixed-rate debt.
                  Changes in the fair value of interest rate swaps designated as hedging instruments that effectively offset the variability of cash flows associated with variable-rate, long-term debt obligations are reported in accumulated other comprehensive income (loss). These amounts are subsequently recognized in interest expenses as a yield adjustment of the hedged interest payments, in the period in which the related interest affects earnings.

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 11 - Commitments and Contingencies (cont'd)

         D.       Financial instruments (cont'd)

         1.       Derivative financial instruments (cont'd)

                  The Company has entered into a long term agreement to provide a customized network solution to a customer in Central America. The network build-out will begin in 2006. This transaction will be financed by a commercial bank ("the bank"), in the form of a long-term loan to an intermediate regional bank. The intermediate bank will repay the loan to the bank at a fixed interest rate. As the bank requires the payment of the interest at a floating rate, the Company is to pay or receive the differential between the fixed interest rate paid by the intermediate bank and the floating interest rate required by the bank under the loan agreement.
                  The Company believes that it is prudent to mitigate the exposure to interest rate fluctuations in respect of the above transaction. To meet this objective, in October 2005 the Company entered into interest rate swap agreements to manage fluctuations in cash flows resulting from interest rate changes. Under the terms of the interest rate swaps, the Company will receive floating interest rate payments and will make fixed interest rate payments, which will create a fixed gain on the finance portion of the project.

                  Changes in the fair value of interest rate swaps designated as hedging instruments that effectively offset the variability of cash flows associated with variable-rate obligations are reported in accumulated other comprehensive income (loss). These amounts are subsequently recorded as interest income (expenses), as a yield adjustment of the hedged interest payments, for the period in which the related interest affects earnings

                  Fluctuations in the fair value of interest rate swaps designated as hedging instruments that effectively offset the variability of cash flows associated with variable-rate, long-term debt obligations are reported in accumulated other comprehensive income (loss). These amounts subsequently are reclassified into interest expense as a yield adjustment of the hedged interest payments in the same period in which the related interest affects earnings.

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


                  Fair value hedging transactions
                  -------------------------------

                  As of December 31, 2005, the Company did not have outstanding currency forward contracts, as a hedge against sales contracts receivable and firm commitments.

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 11 - Commitments and Contingencies (cont'd)

         D.       Financial instruments (cont'd)

         1.       Derivative financial instruments (cont'd)

                  Anticipated cash flow hedging transactions
                  ------------------------------------------

                  As of December 31, 2005, the Company had entered into forward exchange contracts and also purchased and written options as hedges for currency exchange rates for various periods of time. These transactions constitute a future cash flow hedge for sales agreements and for the anticipated backlog of orders.

                  As of December 31, 2005, the Company had entered into 85 hedge transactions in respect of anticipated sales amounting to $
                  183.6 million, (in Euro currency), and $ 17.5 million (in Pounds Sterling currency).

                  The hedge transactions are shown in the balance sheet at fair value. The fair value of future transactions is based on future exchange rates, as quoted at the balance sheet date.

                  As of December 31, 2005, the fair value of the cash flow hedging transaction is a net asset of $ 8.0 million.


                  Payroll and purchase contracts
                  ------------------------------

                  As of December 31, 2005, the Company had entered into 77 future cash flow hedge transactions in respect of payroll and purchase contracts amounting to $ 364.9 million (in NIS currency).
                  As of December 31, 2005, the Company had entered into one future cash flow hedge transaction in respect of purchase contract amounting to $ 2.4 million (in Euro currency). As of December 31, 2005, the fair value of the cash flow hedging transactions is credit US$ 0.5 million.


                  Realized/unrealized gain (losses) from hedge transactions
                  ---------------------------------------------------------

                  The Company had net realized foreign currency exchange gain (losses) from all hedge transactions of $ 2.5 million, $ (11.0) million and $ (6.9) million in 2005, 2004 and 2003, respectively.

                  Comprehensive income for the year ended December 31, 2005 includes an unrealized gain of $ 19.2 million relating to the above hedge transactions. As of December 31, 2005 the net unrealized gain on financial instruments is $ 4.2 million. This amount is expected to appear in the consolidated statement of operations for the year ended December 31, 2006.


                  Interest rate cash flow risk
                  ----------------------------

                  Interest expense for the years ended December 31, 2005, 2004 and 2003, includes net losses in the amount of $ 38 thousand, $ 294 thousand and $ 502 thousand, respectively, arising from the difference between the fixed interest rate in the interest rate swap agreements and the variable interest rate on the hedged debt obligation.

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 11 - Commitments and Contingencies (cont'd)

         D.       Financial instruments (cont'd)

         1.       Derivative financial instruments (cont'd)

                  Non-hedging transactions
                  ------------------------

                  The financing expenses include an income of $ 0.5 million, a loss of $ 0.2 million and a loss of $ 2.0 million for the years ended December 31, 2005, 2004 and 2003, respectively. These amounts reflect the changes in the time value factor of the derivatives, which are not considered as hedging transactions.

         2.       Concentration of credit risks

                  Financial instruments which expose the Company to risks of credit concentration include cash, deposits, currency hedging transactions, trade and other receivables.

                  The cash and deposits as well as the hedging transactions are deposited and/or executed through a number of established financial institutions. These financial institutions are located in Israel, the USA and Europe. The policy of the Company is to avoid the risk of making deposits with one financial institution. The Company frequently evaluates the amounts and volume of the transactions executed with each one of the said financial institutions. The exposure in respect of credit to customers is limited due to the large number of customers and their geographical spread.
                  As to the long-term deposits and customer debts see Note 4. Management of the Company believes that the credit risk is limited since the customers are large suppliers of communications services operating in countries in which this sector is anticipated to grow.

         3.       Fair value of the financial instruments

                  Management estimates that the fair value of the financial instruments is not materially different from the amounts included in the financial statements. In its determination of fair value, management used certain estimates, as described below, which do not necessarily indicate amounts which are recoverable in current market trading

                  - Cash and cash equivalents, short-term investments, trade receivables, other receivables, trade payables, other payables and accrued liabilities - the book value is the same as the fair value due to the short realization period of these instruments.

                  - Long-term receivables and liabilities - the book value is not materially different from the fair value since the Company's interest rates on its long-term receivables or liabilities are not materially different from those indicated in respect of the related assets and liabilities as of the balance sheet date.

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 11 - Commitments and Contingencies (cont'd)

         E.       Capital expenditure commitments

         The Company in Israel incurs capital expenditures pursuant to "Approved Enterprise" programs. At December 31, 2005, the Company is not committed to invest pursuant to existing programs.


         F.       Purchase commitments

         At December 31, 2005, the Company has commitments, in amount of $ 63.4 million, covering, primarily, the purchase of materials. (December 31, 2004 - $ 64.7 million).


         G.       Guarantees

         1. The Company maintains certain third-party guarantees with banks to support its performance obligations under customer contracts and other contracts that can be demanded in case of material breach of contracts. As of December 31, 2005, these guarantees approximated $ 30,125 thousand.

         2. The Company also maintains other third-party guarantees (primarily with insurance companies) to support its performance obligations under customer contracts and other contracts that can be demanded in case of material breach of contracts. As of December 31, 2005, these guarantees approximated $ 4,502 thousand.


         H.       Commitments

         1. In November 2001, the Company sold its information technology unit ("IT") to EDS and signed a five-year outsourcing contract with EDS. Under the agreement, EDS assumed all the IT operations and was required to supply maintenance, support and development services during the term of the agreement, for a sum of between $ 15 and $ 18 million, per year. In 2003 a new five-year agreement replacing the previous agreement was signed with effect through 2007. The Company undertook to pay EDS $ 11.8 million in 2003 and amounts between $ 8.8 million and $ 7.8 million in 2004-2007 (in 2005 and in 2004 the Company paid to EDS $ 8.6 million and $ 8.8 million, respectively). In addition, for the years ended December 31, 2005, 2004 and 2003, the Company paid EDS $ 1.7 million, $ 3 million and $ 2.2 million, respectively, for additional services.

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

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 11 - Commitments and Contingencies (cont'd)

         H.       Commitments (cont'd)

         3. If the Company dismisses any of the remaining unionized employees who joined from TTL by 2011, it is committed to pay them increased severance benefits or early retirement pensions, depending on age and seniority (see Note 10A(3)). As of December 31, 2005, the maximum amount payable as a result of this commitment is $ 15.0 million. Management does not expect to dismiss any of these employees and therefore no provision in respect thereof has been included in the financial statements.

         4.       Commitments to indemnify directors and officers

                  In 2001, the Board of Directors of ECI resolved to grant ECI's directors and officers at the level of vice president and above, who may serve from time to time, indemnification to the fullest extent permitted by law and approved the form of indemnification letter provided to each such director and officer. The Company has undertaken to indemnify its directors and officers for financial obligations and reasonable litigation costs imposed on them in connection with their duties. The undertaking was limited to categories of events set forth in the indemnification letter and to an amount of $ 15 million per director and officer, per case.

                  In 2002, the audit committee and the Board of Directors of ECI resolved, to raise the amount of the aforesaid undertaking to a limit of $ 30 million per director per case, but not more than a commitment of $ 225 million in the aggregate for all persons to be indemnified. The aforesaid changes were approved by ECI's shareholders.


Note 12 - Shareholders' Equity

         A.       Authorized, issued and outstanding shares

                                                            Authorized
                                                     ---------------------------
                                                     December 31     December 31
                                                     -----------     -----------
                                                            2005            2004
                                                     -----------     -----------
                                                         Number of shares
                                                     ---------------------------

         NIS 0.12 par value per ordinary share      200,000,000      200,000,000
                                                    ===========     ============


         1. The Company's shares (NIS 0.12 par value each) are traded in the United States on the over the counter market and are listed on the Nasdaq Stock Market.

         2. For details of the issued share capital see consolidated Statements of Changes in Shareholders' Equity.

         3. Pursuant to a service agreement with one of the Company's directors, the Company issued to him in 2005, 2004 and 2003 - 1,387, 1,653 and 5,650 Ordinary shares, respectively. Under service agreements entered into in 2005 with two additional directors, they were issued 3,521 and 3,041 restricted shares, respectively, in that year (the latter amount issued pursuant to the ECI Restricted Share Plan - see Note 12.C.2).

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 12 - Shareholders' Equity (cont'd)

         B.       Dividends

         According to the Israeli corporate laws, dividends may be paid by the Company only out of accumulated earnings, or out of net income, in two consecutive years. See Note 15A(3).


         C.       Share incentive (stock options and restricted shares plans)

         1. The Company's current stock option plans are the ECI Telecom Ltd. Key Employee Share Incentive Plan 1991 and the ECI Telecom Ltd. Employee Share Incentive Plan 2002 (together the "ECI Plans"), which were adopted by the shareholders at the Annual General Meetings held respectively on August 29, 1991 and November 19, 2002. The ECI Plans will expire on December 31, 2012.

                  The ECI Plans provide that options may be granted to any employee, director, consultant or contractor of the Company pursuant to (a) one or more sub-plans designed to benefit from the provisions of Section 102 of the Israeli Income Tax Ordinance (New Version) 1961 and (b) any other share incentive plan approved by the Board of Directors of the Company.

                  Under the terms of the ECI Plans, as of December 31, 2005, the Company is authorized to grant options for a total of 32,760,700 shares (increased from 29,760,700 shares following shareholders' approval on July 14, 2005), subject to anti-dilution adjustment. The option awards are personal and non-assignable and terminate automatically upon termination of employment (except for approved retirement or termination caused by death or disability or as otherwise approved by the Board of Directors or its Remuneration Committee).

                  Stock option grants during the reporting period

                  The principal stock option grants made by the Company to its employees, during the year ended December 31, 2005 were as stated below. Unless otherwise stated, these stock options generally vest as follows: 12.5% after six months and 6.25% on the last day of each following quarter over a period of 14 quarters.

                  On March 28, 2005, the Company granted options for 171,000 shares at an exercise price of $ 7.07 per share.

                  On May 10, 2005, the Company granted options for 125,000 shares at an exercise price of $ 7.47 per share.

                  On May 31, 2005, the Company granted options for 1,520,400 shares at an exercise price of $ 8.85 per share.

                  On June 3, 2005, the Company granted options for 75,000 shares at an exercise price of $ 9.01 per share.

                  On June 21, 2005, the Company granted options for 32,000 shares at an exercise price of $ 8.48 per share.

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 12 - Shareholders' Equity (cont'd)

         C. Share incentive (stock options and restricted shares plans) (cont'd)

            Stock option grants during the reporting period (cont'd)
            --------------------------------------------------------

            On July 28, 2005, the Company granted options for 77,000 shares at an exercise price of $ 8.26 per share

            On November 20, 2005, the Company granted options for 167,000 shares at an exercise price of $ 8.22 per share.

            On November 22, 2005, the Company granted options for 100,000 shares at an exercise price of $ 8.35 per share.

            On December 5, 2005, the Company granted options for 100,000 shares at an exercise price of $ 8.42 per share.

            On December 7, 2005, the Company granted options for 1,073,250 shares at an exercise price of $ 9.22 per share. The vesting schedule for 373,250 of these options is 50% after 6 quarters and 6.25% on the last day of each following quarter over a period of 8 quarters, and for 655,000 of such options it is 75% after 10 quarters and 6.25% on the last day of each following quarter over a period of 4 quarters.

            None of the above stock options were granted at exercise prices below the market price on the date of the grant.

            Following approval by the board of directors , the Company's shareholders approved adjustments to the terms of outstanding stock option awards, in order to preserve the aggregate intrinsic value of such stock options in light of the distribution to shareholders of
            7.6 million of the Company's shares in ECtel Ltd. (See Note 21B). On April 30, 2004, immediately prior to the ex-dividend date for the distribution of the ECtel shares, the closing market price of the Company's shares on Nasdaq was $5.60 per share. As a result of the proposed distribution, the opening market price on the business day immediately following, May 3, 2004, was adjusted to $5.36 per share, a reduction of $0.24 per share, or 4.305%. The main provisions of the adjustments are set forth below and applied to stock options granted prior to May 3, 2004:

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

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 12 - Shareholders' Equity (cont'd)

         C. Share incentive (stock options and restricted shares plans) (cont'd)

            Stock option grants during the reporting period (cont'd)
            -----------------------------------------------

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

         2. At the shareholders General Meeting held on July 28, 2005, the Company's Shareholders adopted the ECI Telecom Ltd. Employee Restricted Share Incentive Plan (the "ECI Restricted Share Plan"). The ECI Restricted Share Plan will expire on June 4, 2015. Restricted shares issued under the ECI Restricted Share Plan are issued from the same pool of shares available for the issue of stock options under the ECI Plans.

            The ECI Restricted Share Plan provides that restricted shares may be granted to any employee, director, consultant or contractor of the Company (the "Participant"). The restricted shares are held in trust on behalf of a Participant until the Participant's interest in such restricted shares vests and they become freely transferable.

            Should a Participant cease to remain in the employ or service of the Company, for any reason, while holding unvested restricted shares (except for termination caused by death or as otherwise approved by the Board of Directors or its Remuneration Committee), then those restricted shares shall either (i) be immediately surrendered to the Company for cancellation, or (ii) be immediately sold by the Participant to the Company (for consideration equal to the issue price of such shares), or (iii) shall be treated in any other manner that will assure that the Participants rights in such shares shall cease to exist; and the Participant shall have no further shareholder rights with respect to those restricted shares.

            Unless determined otherwise by the Remuneration Committee, the restricted shares shall be fully vested after four years from the date of issuance according to the following schedule: 12.5% shall vest following the lapse of six months from the date of issuance and a further 6.25% shall vest on the last day of each quarter, during 14 consecutive quarters thereafter.

            The fair value of the restricted shares as of the date of the issue is amortized over the vesting period.

            Restricted shares issued during the reporting period
            ----------------------------------------------------

            On July 28, 2005, the Company issued 583,585 restricted shares to its employees. The shares were issued for no consideration. The shares vest and become transferable a follows: 12.5% on November 30, 2005 and a further 6.25% on the last day of each quarter during 14 consecutive calendar quarter thereafter.

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 12 - Shareholders' Equity (cont'd)

         C. Share incentive (stock options and restricted shares plans) (cont'd)

            On November 20, 2005, the Company issued 159,191 restricted shares to its employees and a director. The shares were issued for no consideration. Most of shares vest and become transferable as follows: 50% on November 7, 2006 and a further 6.25% on the last day of each quarter during 8 consecutive calendar quarter thereafter.

            Unearned compensation on the grant of the restricted shares as measured at the original grant date, totaling $ 6.1 million, was calculated based on the market value of the shares on the date of grants and is being amortized over the vesting period.

            Compensation expense of $ 1,999 thousand was recognized for the restricted shares during the year ended December 31, 2005.

         3. Stock options and restricted shares under the ECI Plans are as follows:

                                                                             2005               2004               2003
                                                                 ----------------   ----------------   ----------------
                                                                 Number of shares   Number of shares   Number of shares
                                                                 ----------------   ----------------   ----------------
         Total number authorized at beginning of year                 29,760,700         29,760,700        26,760,700
         Increase in number authorized during the year                 3,000,000                  -         3,000,000
         Options unexercised at beginning of year                    (19,439,184)       (19,067,545)      (12,349,747)
         Options exercised till beginning of year                     (3,483,565)        (2,129,800)       (2,028,982)
         Options granted during the year                              (3,449,795)      * (4,154,481)      (10,523,271)
         Options cancelled during the year                               698,107          2,429,077         3,704,655
         Restricted shares granted during the year                      (742,776)                 -                 -
         Restricted shares forfeited during the year                       9,557                  -                 -
                                                                 ----------------   ----------------   ----------------
         Available for future grant at end of year                     6,353,044          6,837,951         8,563,355
                                                                 ================   ================   ================

         Options exercised during the year **                          1,697,867          1,353,765           100,818
                                                                 ================   ================   ================

         ** Average price of options exercised
             during the year (in $)                                          2.53               1.83             2.62
                                                                 ================   ================   ================

         Restricted shares vested during the year                        115,233                  -                 -
                                                                 ================   ================   ================

         Options unexercised and unvested restricted
         shares at the end of  year                                   21,110,991         19,439,184        19,067,545
                                                                 ================   ================   ================

         Options unexercised and unvested restricted shares
           may be vested as follows (1):
         First year or thereafter                                     17,168,269         16,840,697        16,540,199
         Second year or thereafter                                    1, 920,649          1,328,180         1,911,858
         Third year or thereafter                                      2,022,073          1,270,307           615,488
                                                                 ----------------   ----------------   ----------------
                                                                      21,110,991         19,439,184        19,067,545
                                                                 ================   ================   ================

         (*) Including grants as a result of distribution of ECtel's shares (see C1 and Note 22B).

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 12 - Shareholders' Equity (cont'd)

         C. Share incentive (stock options and restricted shares plans) (cont'd)

         3. Stock options and restricted shares under the ECI Plans (cont'd)

            (1) To be paid in NIS based on the rate of exchange of the dollar on the date of payment as follows:

                                                             2005               2004               2003
                                                 ----------------   ----------------   ----------------
                  Dollars per Share (*)(**)      Number of shares   Number of shares   Number of shares
                                                 ----------------   ----------------   ----------------
                  Restricted shares                      617,986                  -                 -
                  Zero                                 2,098,362          2,518,982         2,942,728
                  1.26 - 3.04                          1,966,098          2,213,569         2,587,619
                  3.11                                 3,921,429          4,673,266         5,124,326
                  3.12 - 6.91                          3,346,718          3,914,886           568,334
                  7.07 - 8.48                            901,574            187,574            30,000
                  8.85                                 1,460,400                  -                 -
                  9.01 - 9.22                          1,148,250                  -                 -
                  13.76 - 20.76                          711,957            748,991         1,134,842
                  23.76 - 26.14                          175,500            176,500           183,500
                  26.42                                2,902,256          3,075,356         3,985,054
                  27.27 - 29.29                        1,231,010          1,295,610         1,792,292
                  29.76 - 39.76                          629,450            634,450           718,850
                                                 ----------------   ----------------   ----------------

                                                      21,110,991         19,439,184        19,067,545
                                                 ================   ================   ================


                  (*) The dollars per share exercise range figures were adjusted as a result of distribution of ECtel's shares (see C1 and Note 20B).
                  (**) As of December 31, 2005, the weighted average exercise price of options was $ 10.20 and the weighted average remaining contractual life of outstanding options was 6 years.

         4.       Fair value method

                  a. In October 1995 the Financial Accounting Standards Board (FASB) issued SFAS No.123 "Accounting for Stock-based Compensation" which establishes financial accounting and reporting standards for stock-based compensation plans. The statement defines a fair value based method of accounting for employee stock-based compensation awards.

                           As required by SFAS No. 123, the Company has determined the weighted average fair value per option of stock-based arrangements grants during 2005, 2004 and 2003 to be $ 3.87, $3.40 and $1.70, respectively. The fair values of stock based compensation awards granted were estimated using the "Black - Scholes" option pricing model with the following assumptions.

                                            Option      Expected       Risk free
                           Year of grant      Term    volatility   interest rate
                           -------------      ----    ----------   -------------

                           2005                 3            63            3.80%
                           2004                 5            72            2.00%
                           2003                 5            70            1.00%

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 12 - Shareholders' Equity (cont'd)

       C.   Share incentive (stock options and restricted shares plans) (cont'd)

       4.   Fair value method (cont'd)

            b. Had the compensation expenses for stock options granted under the Company's stock option plans been determined based on fair value at the grant dates consistent with the method of SFAS No. 123, the Company's net income (loss) and net income (loss) per ordinary share would have been as follows:

                                                                            For the year ended December 31
                                                                 ----------------------------------------------------
                                                                         2005              2004                2003
                                                                 ------------      -------------         ------------
                                                                       $ in thousands, except per share amounts
                                                                 ----------------------------------------------------
                  Net income (loss), as reported                        39,864            10,153            (71,040)
                  Add:     Stock-based employee
                            compensation expenses
                            included in reported net
                            income (loss), net of related
                            tax effects (nil)                            2,040             1,650              3,568
                  Deduct:  Total stock-based employee
                            compensation expense
                            determined under the fair
                            value based method for
                            all awards, net of related
                            tax effects (nil)                          (10,267)          (10,072)           (23,450)
                                                                   ------------      -------------       ------------

                  Pro Forma net income (loss)                           31,637             1,731            (90,922)
                                                                   ============      =============       ============

                  Basic earnings (loss) per ordinary
                   share ($):
                   - as reported                                          0.36              0.09             (0.65)
                   - pro forma                                            0.29              0.02             (0.84)

                  Diluted earnings (loss) per ordinary
                   share ($):
                   - as reported                                          0.34              0.09             (0.65)
                   - pro forma                                            0.27              0.01             (0.84)


         5.   Employee Stock Purchase Plans ("ESPP")

              In July 2000, the ECI Telecom Ltd. 2000 Employee Stock Purchase Plans were approved. Under the ESPP plan all employees were permitted to purchase shares at a price equal to 85% of the lower of the fair market value at the beginning or end of each offering period.

              Under the ESPP, during 2003 the Company sold to its employees 418,983 ordinary shares of the Company. The ESPP plan is no longer in effect.

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 13 - Balances in Currencies Other Than the Dollar

                                                                        December 31, 2005
                                                      ----------------------------------------------------------
                                                                                           Pounds
                                                            NIS            Euro         Sterling          Others
                                                      ---------       ---------        ---------       ---------
                                                                           $ in thousands
                                                      ----------------------------------------------------------

         Assets
         Trade receivables                               12,240          45,907            4,031          17,325
         Other current assets (include
          discontinued operations)                        1,851           7,534            3,554           7,970
         Long-term deposits and marketable
          securities                                     15,479               -                -               -
         Asses held for severance benefits               25,931               -                -               -
                                                      ---------       ---------        ---------       ---------

                                                         55,501          53,441            7,585          25,295
                                                      =========       =========        =========       =========


         Liabilities
         Trade payables                                  21,182           8,608              575           2,609
         Other current liabilities (include
          discontinued operations)                       11,459           7,680            3,257           5,370
         Liabilities for employee severance
          benefits                                       44,782              88                -             509
                                                      ---------       ---------        ---------       ---------

                                                         77,423          16,376            3,832           8,488
                                                      =========       =========        =========       =========
[table continued]

                                                                        December 31, 2004
                                                      ------------------------------------------------------------
                                                                                         Pounds
                                                            NIS             Euro        Sterling           Others
                                                      ---------        ---------      ----------        ---------
                                                                           $ in thousands
                                                      ------------------------------------------------------------
         Assets
         Trade receivables                               18,838           35,161           5,285            22,588
         Other current assets (include
          discontinued operations)                       23,460           40,630           1,162            5,360
         Long-term deposits and marketable
          securities                                     14,870                -               -                -
         Asses held for severance benefits               25,182                -               -                -
                                                      ---------        ---------      ----------        ---------

                                                         82,350           45,791           6,447           27,948
                                                      =========        =========      ==========        ==========


         Liabilities
         Trade payables                                  32,471            8,305             186            2,455
         Other current liabilities (include
          discontinued operations)                       23,297           17,111           3,775            4,897
         Liabilities for employee severance
          benefits                                       50,514                -               -              190
                                                      ---------        ---------      ----------        ---------

                                                        106,282           25,416           3,961            7,542
                                                      =========        =========      ==========        ==========

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 14 - Charges (Assets Pledged)

         In recent years, the Company received loans from Israeli banks, pursuant to a "Facility Agreement". As part of this Facility Agreement, the Company pledged its assets (including real estate in Israel) and undertook an unlimited "negative pledge" obligation on its assets in favor of those banks. During 2005 the Company reimbursed the banks all the outstanding loans and signed an agreement with the banks, which cancels the Facility Agreement, releases the Company from all obligations and undertakings pursuant thereto and obliges the banks to release all pledges and securities. At the release of this report, the formal cancellation from said pledges is in progress but has not been fully completed yet.

         In the fourth quarter of 2005 the Company signed new agreements with two banks providing off-balance sheet credit facilities to the Company. As a condition to these facilities by the banks, the Company undertook:
         (1) a "negative pledge" obligation on some of the Company's assets (not including cash and cash equivalent, short-term investment, long-term deposit and marketable securities) and (2) to maintain certain financial ratios with regard to the tangible equity of the Company as defined in the agreements.
         See Note 17B for restricted deposits.


Note 15 - Taxes on Income

         A.       Tax programs under various Israeli tax laws:

         1.       Israel tax reform

                  During 2003, tax reform legislation was enacted, which significantly changed the taxation basis of corporate and individual taxpayers from a territorial basis to a worldwide basis. From such date an Israel resident taxpayers are taxed on income produced and derived both in and out of Israel.

                  The main provisions of the tax that are relevant to the Company are as follows:

                  a) Transfer pricing of international transactions with related parties.

                     The Income Tax Ordinance was amended to include provisions concerning transfer pricing between related parties, where one of the parties is situated abroad. The Company considers that the transfer pricing policy adopted with foreign affiliates and subsidiaries is economically fair and that it complies with such regulations.

                  b) Employee stock incentive plans

                     The tax reform codified past practice and specified three alternative tracks for taxing employee stock option plans. Where a trustee arrangement is in place, the employer can either claim an expense for tax purposes while the employee will be fully taxed up to the maximum marginal tax rate of 49% or the Company can waive the tax expense deduction and the employee will pay a reduced tax rate of 25% after ending of a "trustee period" (pursuant to a more recent amendment to Income Tax Ordinance effective from January 1, 2006, twenty-months from the date of the grant, and prior to 2006 grants, twenty four to thirty six months from the date of the grant). Where there is no trustee arrangement, the employee is fully taxable and no expense deduction is allowed to the Company. There are detailed provisions for implementing these arrangements. The Company chose to waive the tax expense deduction and the employees will pay a reduced tax rate of 25%.

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 15 - Taxes on Income (cont'd)

         A.       Tax programs under various Israeli tax laws: (cont'd)

                  c) Controlled foreign company (CFC)

                           The amendment to the law introduced Controlled Foreign Company (CFC) provisions, which, in certain circumstances, will lead to the Israeli company being charged on passive income of foreign affiliates as if it had received a dividend from such companies.

                  d) The seven year limit for carrying forward of capital losses has been removed with respect to capital losses arising from 1996 and thereafter.

2. In June 2004 and July 2005, the Knesset (the Israeli Parliament) approved Amendments (and ancillary Temporary Orders) to the Income Tax Ordinance (respectively "amendment No. 140" and "Amendment No. 147", and together the "Amendments").

                  The Amendments provide, inter alia, for a gradual reduction in the statutory corporate tax rate as follows:

                                                                Corporate Tax
                  Tax Years                                        Rate
                  ---------                                     --------------

                  2001 through 2003                                    36%
                  2004                                                 35%
                  2005                                                 34%
                  2006                                                 31%
                  2007                                                 29%
                  2008                                                 27%
                  2009                                                 26%
                  2010 and thereafter                                  25%

                  Pursuant to the Amendments, capital gain tax is reduced to 25% from Corporate tax rate, (except with respect to capital gains from marketable securities which continue to be taxed at the corporate tax rate until 2010), with transitional provisions for assets acquired prior to January 1, 2003.

                  In addition, there was a change in the method of calculating the tax on capital gains arising from the sale of depreciating assets with effect from January 1, 2003, as defined in Amendment No. 147.

                  The amendments also provide for changes in the methodology for the set-off of losses from taxable income from different sources.

                  Amendment No. 147 establishes a new entity within the Israel Tax authority to make tax pre-ruling following an approach by a corporation or other taxpayer. Notice of such pre-ruling shall be in available to the public.

                  In addition, Amendment No. 147 imposing sanctions with regard aggressive tax planning, pursuant to guidelines still to be published as to what constitutes aggressive tax planning.

                  The current taxes for 2005 (other than an "approved Enterprise" related income) and the deferred tax balances at December 31, 2005 are calculated based on the new tax rates, as prescribed in the Amendments.

                  The Company has examined the various provisions of the Amendment and of its implications. In the opinion of management, the financial effect of the said Amendment is immaterial.

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 15 - Taxes on Income (cont'd)

         A.       Tax programs under various Israeli tax laws: (cont'd)

         3. Tax benefits under the Law for the Encouragement of Capital Investments, 1959;

                  Pursuant to the Encouragement of Capital Investments Law - 1959 (The Law"), the Company is entitled to tax benefits relating to investments in "Approved Enterprises" in accordance with letters of approval received.

                  A major part of the production facilities of the Company and its Israeli subsidiaries has been granted the status of an "Approved Enterprise" under the Law. According to the Law, a Company is entitled to an investment grant (up to 24% of investment cost) and also to a tax benefit, which grants the Company a reduced tax rate of 25% for a specific period (Alternative A). The Company's "approved Enterprise" is subject to zero tax rates under the "Alternative Benefit Method" (Alternative B) and reduced tax rates (25% - subject to examination of the level of foreign ownership), for specified periods. All of the approved enterprises, which currently entitle the Company to benefits, are under Alternative B.

                  Benefits are attributed to an "Approved Enterprise" based on the growth in turnover upon implementation of each plan.

                  The period of benefits in respect of most of the Company's production facilities will terminate in the years 2006-2012. Some of the company's current investments are made under new approvals, or under a request of a new approval.

                  In the event of distribution of cash dividends from income taxed at zero rate, a reduced tax rate in respect of the amount distributed would have to be paid. As of December 31, 2005, the Company has an accumulated loss and therefore it cannot distribute a cash dividend - see Note 12B. Effectively such dividend distribution would be reduced by the amount of the tax.

                  In March 2005, the Knesset approved a reform of the Encouragement of Capital Investments Law - 1959. The primary changes are as follows:

                  o Companies that meet the criteria of the Alternative Path of Tax benefit ("alternative B" as described above) will receive those benefits without prior approval. In addition, there will be no requirement to file reports with the Investment Center. Audit will take place via the Income Tax Authorities as part of the tax audits. Request for pre-ruling is possible.

                  o For any expansion of investment, a company is required to invest within three years in production machinery and equipment a certain percentage of its existing production machinery and equipment.

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 15 - Taxes on Income (cont'd)

         A.       Tax programs under various Israeli tax laws: (cont'd)

         4. Measurement of results for tax purposes under the Income Tax Law (Inflationary Adjustments), 1985.

                  Under this law, operating results for tax purposes are measured in real terms, in accordance with the changes in the Israeli CPI, or in the exchange rate of the dollar - for a "Foreign Investors' Company", as defined by the Law for the Encouragement of Capital Investments, 1959. The Company and its subsidiaries elected to measure their operating results on the basis of the changes in the Israeli CPI. As a result the Company and its Israeli subsidiaries are entitled to deduct from their taxable income an "equity preservation deduction" (which partially compensates for the decrease in the value of shareholders' equity resulting from the annual rise in the Israel CPI).

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

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 15 - Taxes on Income (cont'd)

         C.       Taxes on income from continuing operations

         Taxes on income included in the consolidated statements of operations are comprised as follows:

                                                                        Year ended December 31
                                                            --------------------------------------------------
                                                                      2005              2004              2003
                                                            --------------    --------------    --------------
                                                            $ in thousands    $ in thousands    $ in thousands
                                                            --------------    --------------    --------------
         Current taxes relating to -
          The Company and its Israeli subsidiaries                 1,672              1,436             1,402
          Foreign subsidiaries*                                    2,626                693            (6,704)
                                                            --------------    --------------    --------------
                                                                   4,298              2,129            (5,302)
                                                            --------------    --------------    --------------

         Deferred taxes relating to -
          The Company and its Israeli subsidiaries                  (774)                 -               559
          Foreign subsidiaries                                       (70)              (205)            6,884
                                                            --------------    --------------    --------------
                                                                    (844)              (205)            7,443
                                                            --------------    --------------    --------------

         Taxes on income                                           3,454              1,924             2,141
                                                            ==============    ==============    ==============

         (*)      In 2004 - including tax benefits of $ 758 thousand with respect to previous years.


         D.       Income from continuing operations before taxes on income


                                                                        Year ended December 31
                                                            --------------------------------------------------
                                                                      2005              2004              2003
                                                            --------------    --------------    --------------
                                                            $ in thousands    $ in thousands    $ in thousands
                                                            --------------    --------------    --------------

         The Company and its Israeli subsidiaries                 36,600            22,677           (31,395)
         Foreign subsidiaries                                     11,130            (3,005)           (6,929)
                                                            --------------    --------------    --------------

                                                                  47,730            19,672           (38,324)
                                                            ==============    ==============    ==============

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 15 - Taxes on Income (cont'd)

         E. Reconciliation of the statutory tax expense (benefit) to actual tax expense

         A reconciliation of the statutory tax expense, assuming all income is taxed at the statutory rate (see A2 above) applicable to the income of companies in Israel, and the actual tax expense is as follows:

                                                                        Year ended December 31
                                                            --------------------------------------------------
                                                                      2005              2004              2003
                                                            --------------    --------------    --------------
                                                            $ in thousands    $ in thousands    $ in thousands
                                                            --------------    --------------    --------------
         Income from continuing operations
           as reported in the consolidated
           statements of operations                                47,730             19,672           (38,324)

         Tax rate                                                     34%                35%               36%
                                                            --------------    --------------    --------------

         Statutory income tax on the above amount                  16,228              6,885           (13,796)

         Foreign tax rate differential                                (91)                (7)           (1,519)

         Current income/ (losses) for which no deferred
          tax expense (benefit) has been recorded, net             (8,731)            (3,851)           10,160

         Tax benefits with respect to previous years                 (217)              (758)                -

         Effect of lower tax rates arising from
          "Approved Enterprise Status"                             (6,093)            (1,805)            2,652

         Increase in taxes resulting from
          permanent differences and non deductible
          expenses                                                  2,397              2,693             7,154

         Other*                                                       (39)            (1,233)           (2,510)
                                                            --------------    --------------    --------------

         Taxes on income                                            3,454              1,924             2,141
                                                            ==============    ==============    ==============

         (*) Including a difference between the financial carrying amounts of non monetary assets and liabilities and their tax basis attributable to the rate of change in Israeli Consumer Price Index (which serves as a basis for measurement for tax purposes) and the rate of change in the NIS/US dollar exchange rate, this in accordance with paragraph 9(f) of SFAS 109 (see A4 above).

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 15 - Taxes on Income (cont'd)

         F.       Components of deferred income tax

         1. As of December 31, 2005 and December 31, 2004, deferred income tax assets and liabilities consists of future tax assets (liabilities) attributable to the following:

                                                    December 31      December 31
                                                           2005             2004
                                                 --------------   --------------
                                                 $ in thousands   $ in thousands
                                                 --------------   --------------

                  Deferred tax assets:
                  Capital loss carryforward             36,940           36,781
                  Operating loss carryforward(a)       150,491          134,471
                  Vacation pay accruals,
                   severance pay fund, net,
                   and other accruals                    7,192           13,785
                  Property, plant and equipment          4,745            3,138
                  Other                                  4,976            4,577
                                                 --------------   --------------

                  Gross total deferred tax assets      204,344          193,252
                  Valuation allowance for
                    deferred tax assets(a)            (186,527)        (181,218)
                                                 --------------   --------------
                  Net deferred tax assets(a)            17,817           12,034
                                                 --------------   --------------
                  Deferred tax liabilities:
                  Software development costs
                     and other intangibles              (7,826)          (2,887)
                                                 --------------   --------------
                  Net deferred tax liabilities          (7,826)          (2,887)
                                                 --------------   --------------

                  Deferred income taxes, net(b)          9,991            9,147
                                                 ==============   ==============

                  (a) In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and during which the carryforwards are available. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2005. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. Based on this assessment, as of December 31, 2005, the Company determined that it is more likely than not that $ 10 million of such net deferred tax assets will be realized, therefore resulting in a valuation allowance of $ 186 million. A valuation allowance in the amount of $ 28.2 million was recognized for the deferred tax asset for Laurel Networks' tax carryforwards at the acquisition date. The tax benefits for this item that would be first recognized (that is, by elimination of that valuation allowance) in financial statements after the acquisition date would be applied to reduce the goodwill related to the acquisition. (See also Note 19B).

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 15 - Taxes on Income (cont'd)

         F.       Components of deferred income tax (cont'd)

         1.       (a)      (cont'd)

                           The valuation allowance for deferred tax assets as of January 1, 2005, 2004 and 2003 was $ 181 million, $
                           101 million and $ 94 million, respectively. The net change in the total valuation allowance for the year ended December 31, 2005, 2004 and 2003 was an increase of $ 6 million, $ 80 million and $ 7 million, respectively.

                           If changes occur in the assumptions underlying the Company's tax planning strategies or in the scheduling of the reversal of the Company's deferred tax liabilities or projections of future taxable income, the valuation allowance may need to be adjusted in the future.

                           The Company has not recognized a deferred tax liability of approximately $ 2.1 million for the undistributed earnings of its foreign operations that arose in 2005 and prior years because the Company currently does not expect those unmerited earnings to reverse and become taxable to the Company in the foreseeable future. A deferred tax liability will be recognized in the event the Company is no longer able to demonstrate that it plans to permanently reinvest undistributed earnings. As of December 31, 2005, the undistributed earnings of these subsidiaries were approximately $ 15.4 million.

                  (b) Long-term deferred taxes in the amount of $ 9,893 thousand ( 2004 - $ 9,144 thousand) are included in the other assets item of the balance sheet and short-term deferred taxes in the amount of $ 98 thousands are included in other receivables.


         2. As of December 31, 2005, the Company and its subsidiaries had, for tax purposes, operating loss carryforwards, capital loss carryforwards and general business operating loss carryforward of $ 656 million, $ 147.7 and $ 3.7 million, respectively.

                  The Company and its subsidiaries had no minimum tax credit carryover. Approximately $168 million of the federal net operating loss carryforwards will begin to expire over the period of 2012 through 2024. The remainder of the operating loss carryforwards have no expiration period. Substantially, all of the capital losses have an unlimited carryforward period.


         G.       Tax assessment

         Final tax assessments have been received by some of the Israeli companies through the 2000 tax year.

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------



Note 16 - Related Party Transactions

         Related parties are comprised of principal shareholders (10% and over of the Company's share capital) and their subsidiaries and affiliates as well as affiliates of the Company. All related party transactions were at market rates.

         Transactions with related parties are mainly as follows:

         a. Sales of certain of the Company's products and expenses related to such sales;

         b.   Insurance, management fees and other services;


         A.   Balances due from or to related parties:

                                                  December 31       December 31
                                                         2005              2004
                                               --------------    --------------
                                               $ in thousands    $ in thousands
                                               --------------    --------------

         Assets:
         Trade receivables, net                       13,544            18,362
         Other receivables                             1,025               236
         Long-term receivables, net                       88            81,112

         Liabilities:
         Trade payables                                1,954             1,383
         Other payables                                  486                59


         B.   Income from, and expenses to, related parties:

                                                             Year ended December 31
                                                 --------------------------------------------------
                                                           2005              2004              2003
                                                 --------------    --------------    --------------
                                                 $ in thousands    $ in thousands    $ in thousands
                                                 --------------    --------------    --------------
         Sales                                          23,411            25,610            28,473
         Cost of revenues                                1,564             3,287             8,751
         Selling and marketing expenses                    942             1,028             2,779
         General and administrative expenses             1,682               955             8,098
         Financial expenses                                 92                68                15
         Financial income                                   65                47                46
         Other expenses                                     75                 -             3,400

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 17 - Supplementary Financial Statement Information

         Balance sheet:

         A.       Cash and cash equivalents

         Including deposits of $1,540 thousand at December 31, 2005 (December 31, 2004 - $55,039 thousand).


         B. Short-term investments

         Including restricted balances of $1,035 thousand at December 31, 2004.


         C. Trade receivables

         Net of provision for doubtful accounts of $ 18,471 thousand at December 31, 2005 (December 31, 2004 - $ 25,387 thousand).

         The activity in the allowance for doubtful accounts for the years ended December 31, 2005 and 2004 follows:

                                                                      December 31        December 31       December 31
                                                                             2005               2004              2003
                                                                   --------------     --------------    --------------
                                                                   $ in thousands     $ in thousands    $ in thousands
                                                                   --------------     --------------    --------------
         Allowance for doubtful accounts at beginning of year             25,387             29,775            34,764
         Additions charged to bad and doubtful debt expense                3,044              3,798            10,378
         Write-down charged against the allowance                         (7,466)            (5,588)             (968)
         Recoveries of amounts previously charged off                     (1,870)            (2,598)           (1,270)
         Reclassified to discontinued operations                               -                  -           (13,129)
                                                                   --------------     --------------    --------------

         Allowance for doubtful accounts at end of year*                  19,095             25,387            29,775
                                                                   ==============     ==============    ==============


         As to factoring of certain trade receivables, see Note 17P.

         * Include allowance for doubtful accounts for long-term receivable.

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 17 - Supplementary Financial Statement Information (cont'd)

         D.       Other receivables
                                                   December 31       December 31
                                                          2005              2004
                                                --------------    --------------
                                                $ in thousands    $ in thousands
                                                --------------    --------------

         Employees                                      1,053               918
         Chief Scientist                                1,524             3,031
         Tax Authorities                                2,482               448
         Deferred income tax                               98               114
         Accrued income and interest                    3,490             2,341
         Advances to suppliers                          1,579             4,228
         Related parties                                1,025               236
         Fair value of derivatives                      4,798             6,265
         Others                                         8,702             5,860
                                                --------------    --------------
                                                       24,751            23,441
                                                ==============    ==============

         E.       Current maturities of long-term loans

                                                  December 31       December 31
                                                          2005              2004
                                                --------------    --------------
                                                $ in thousands    $ in thousands
                                                --------------    --------------
         Current maturities of long term loans             -            30,000
                                                --------------    --------------
                                                           -            30,000
                                                ==============    ==============

         The loans carried an annual interest rate of LIBOR plus 2% (the LIBOR interest rate at December 31, 2004 was 1.2%).

         F.       Other payables and accrued liabilities

         Consist of the following:
                                                   December 31       December 31
                                                          2005              2004
                                                --------------    --------------
                                                $ in thousands    $ in thousands
                                                --------------    --------------

         Employees and social benefits                 22,529            28,023
         Chief Scientist                                7,380             2,919
         Tax authorities                               16,706            11,913
         Commissions payable                           15,044            12,234
         Advances from customers                       11,207            37,202
         Warranty accrual (*)                           5,435             6,007
         Accrued expenses                              39,881            35,182
         Fair value of derivatives                      1,222            13,174
         Other payables                                 1,134             2,994
                                                --------------    --------------
                                                      120,538           149,648
                                                ==============    ==============

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 17 - Supplementary Financial Statement Information (cont'd)

         F.       Other payables and accrued liabilities (cont'd)

                                                                  December 31        December 31       December 31
                                                                         2005               2004              2003
                                                               --------------     --------------    --------------
                                                               $ in thousands     $ in thousands    $ in thousands
                                                               --------------     --------------    --------------
          (*) Balance at the beginning of the year
                  Warranty expenses                                  6,007              6,328                9,546
                  Change in accrual                                 (3,834)            (3,123)              (5,104)
                  Reclassified to discontinued operations            3,262              2,802                2,866
                  Balance at the end of the year                         -                   -                (980)
                                                               --------------     --------------    --------------

                                                                     5,435              6,007                6,328
                                                               ==============     ==============    ==============


         G.       Disclosures about segments and related information

         1.       Segment Activities Disclosure:

         Segment information is presented in accordance with SFAS 131, "Disclosures about Segments of an Enterprise and Related Information." This standard is based on a management approach, which requires segmentation based upon the Company's internal organization and internal financial reports to management. The Company's internal financial reporting systems present various data for management to run the business, including statement of operations.

         The Company's segments are as follows:

         Broadband Access Division (formerly - Inovia)
         ---------------------------------------------

         The broadband access division focuses on the development and production of access products for communications systems, including broadband solutions which make it possible to transfer multi-media content, as well as certain narrowband solutions. These products are designed to allow telecom operators to offer their retail customers broadband access for data applications over telephone (copper) lines, primarily using DSL technology.

         Optical Networks Division (formerly - Lightscape and Enavis)
         ------------------------------------------------------------

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

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


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

         Data Networking Division (formerly - Laurel Networks)
         -----------------------------------------------------

         The division is a provider of Next-Generation IP/MPLS Multi Service Edge Routes that combine full-feathered data service support and complete Internet routing in carrier-class IP-based platforms. The division's Edge Routers enable carriers to offer any type of data service (including MPLS Layer 2, IP VPNs, Internet access, ATM, frame relay and Ethernet and broadband) over a range of interface speeds and access networks. To further meet the evolving service delivery needs of carriers, service types and speeds are software-configurable to support changing customer requirements.

         Other
         -----

         The Other segment contains mainly the Company's manufacturing and service units; head office and management services; general and project management services to outside customers and others; and other activities which are not identified with any of the operational segments.

         The Company's manufacturing and service units serve as manufacturing and service sub-contractors and carry out activities primarily for the above divisions and for Veraz. The cost of manufacturing is included in the cost of revenues of each of the divisions, as applicable.

         2.   Operational segments statement operation disclosure:

         The following financial information is the information that management uses for analyzing the results of the operating segments.

                                                         Year ended December 31, 2005
                                ------------------------------------------------------------------------------------
                                    Optical         Broadband              *Data             Other      Consolidated
                                   Networks            Access         Networking
                                $ thousands       $ thousands        $ thousands       $ thousands       $ thousands
                                -----------       -----------        -----------       -----------       -----------

         Revenues                  330,684           262,453              4,289            32,492           629,918

         Operating
          expenses (**)            290,977           237,990             23,040            43,765           595,772
         Recovery of
          doubtful debts                 -                 -                  -           (10,356)          (10,356)
         Impairment of loans             -                 -                  -             3,000             3,000
         Acquired in
          process research
          and development                -                 -                890                 -               890
                                -----------       -----------        -----------       -----------       -----------
         Operating income
          (loss)                    39,707            24,463            (19,641)           (3,917)           40,612
                                ===========       ===========        ===========       ===========       ===========

         (*)    From the closing date (See Note 19B).
         (**)   Includes cost of sales, research and development costs, selling and marketing expenses, general and administrative expenses and amortization of acquisition related intangible assets.

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------



Note 17 - Supplementary Financial Statement Information (cont'd)

         G.   Disclosures about segments and related information (cont'd)

         2.   Operational segments statement operation disclosure: (cont'd)

                                                            Year ended December 31, 2004
                                          --------------------------------------------------------------------
                                              Optical          Broadband             Other        Consolidated
                                             Networks             Access
                                          -----------        -----------       -----------         -----------
                                          $ thousands        $ thousands       $ thousands         $ thousands
                                          -----------        -----------       -----------         -----------

         Revenues                             254,058          212,939             29,715             496,712
                                          ===========        ===========       ==========-         -==========

         Operating expenses (*)               250,964          188,336             40,455             479,755
         Restructuring expenses                     -                -              2,585               2,585
                                          -----------        -----------       -----------         -----------
         Operating income (loss)                3,094           24,603            (13,325)             14,372
                                          ===========        ===========       ==========-         ===========


                                                            Year ended December 31, 2003
                                          --------------------------------------------------------------------
                                              Optical          Broadband             Other        Consolidated
                                             Networks             Access
                                          -----------        -----------       -----------         -----------
                                          $ thousands        $ thousands       $ thousands         $ thousands
                                          -----------        -----------       -----------         -----------

         Revenues                            177,706           182,290             32,571           392,567
                                          ===========        ===========       ==========-         ===========

         Operating expenses(*)               207,659           165,862             42,190           415,711
         Impairment of assets                      -                 -                667               667
         Restructuring expenses                7,243               478                673             8,394
                                          -----------        -----------       -----------         -----------

         Operating income (loss)             (37,196)           15,950            (10,959)          (32,205)
                                          ===========        ===========       ==========-         ===========

         (*)   Includes cost of sales, research and development costs, selling and marketing expenses, general and administrative expenses and amortization of acquisition related intangible assets.


         3.    The following financial information identifies the assets  allocated to the segments:


                                                            Year ended December 31, 2005
                                     ---------------------------------------------------------------------------------
                                         Optical          Broadband        Broadband            Other     Consolidated
                                        Networks             Access           Access
                                     -----------        -----------      -----------      -----------      -----------
                                     $ thousands        $ thousands      $ thousands      $ thousands      $ thousands
                                     -----------        -----------      -----------      -----------      -----------

         Assets**                       207,392           112,274            79,799           128,764        528,229
         Unallocated assets                                                                                  320,506
                                                                                                           -----------

         Total consolidated
          Assets                                                                                             848,735
                                                                                                           ===========
         Depreciation and
          amortization                   18,351             6,137             3,384             8,793         36,665
         Capital investments             20,468             5,901            73,473            12,549        112,391


         (**)  The assets include: trade receivables (short and long-term) inventories, property, plant and equipment, software development costs, goodwill and other intangibles.

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 17 - Supplementary Financial Statement Information (cont'd)

         G.   Disclosures about segments and related information (cont'd)

         3. The following financial information identifies the assets allocated to the segments: (cont'd)

                                                           As of December 31, 2004
                                         ---------------------------------------------------------------
                                             Optical        Broadband             Other     Consolidated
                                            Networks           Access
                                         -----------      -----------       -----------      -----------
                                         $ thousands      $ thousands       $ thousands      $ thousands
                                         -----------      -----------       -----------      -----------
         Assets*                             241,291        131,597            170,018          542,906
         Unallocated assets                                                                     311,903
         Total consolidated assets                                                              854,809

         Depreciation and amortization        19,910         10,146              5,300           35,356
         Capital investments                  15,271          6,392             13,425           35,088


         (*)   The assets include: trade receivables (short and long-term), inventories, property, plant and equipment, software development costs, goodwill and other intangibles.


         4.   Sales to significant customers

         The following table summarizes the percentage of sales to significant customers group (when they exceed 10 percent of total revenue for the year):

                                                Year ended December
                                     ------------------------------------------
                                         2005             2004          2003
                                     ----------       ----------     ----------

         Customer 1                       14%              13%           19%
         Customer 2                       13%              14%           11%


         5.   Information on sales by geographic distribution

                                        Year ended December 31
                          ----------------------------------------------------
                                    2005               2004               2003
                          --------------     --------------     --------------
                          $ in thousands     $ in thousands     $ in thousands
                          --------------     --------------     --------------

         North America           18,391             21,894            21,627
         Europe                 383,751            291,460           232,136
         Asia Pacific
           and Australia        132,580             99,436            64,731
         Israel                  84,149             68,742            61,818
         Others                  11,047             15,180            12,255
                          --------------     --------------     --------------

                                629,918            496,712           392,567
                          ==============     ==============     ==============

                                                                                  ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------------------------------------------


Note 17 - Supplementary Financial Statement Information (cont'd)

         H.       Cost of revenues

                                                                             Year ended December 31
                                                               ----------------------------------------------------
                                                                         2005               2004               2003
                                                               --------------     --------------     --------------
                                                               $ in thousands     $ in thousands     $ in thousands
                                                               --------------     --------------     --------------
         Finished products consumed                                  325,317            267,981           197,906
         Other manufacturing and other service costs                  31,225             25,972            43,024
                                                               --------------     --------------     --------------

         Cost of revenues                                            356,542            293,953           240,930
         Royalties - mainly to the government of Israel
           (see Note 11C(1)                                           11,237              7,018          *(1,632)
                                                               --------------     --------------     --------------

                                                                     367,779            300,971           239,298
                                                               ==============     ==============    ===============

         (*)   In 2003, the Company reached an arrangement with the Chief Scientist according to which it would be credited with the amounts of the excess royalties that were paid in respect of the sale of certain products in prior years. Such credits amount to $ 6.3 million.


         I.       Research and Development costs, net
                                                                             Year ended December 31
                                                               ----------------------------------------------------
                                                                         2005               2004               2003
                                                               --------------     --------------     --------------
                                                               $ in thousands     $ in thousands     $ in thousands
                                                               --------------     --------------     --------------
         Expenses incurred                                            93,080             72,893            76,557
         Less - grant participations (see Note 11C)                    5,791              8,023            14,516
                                                               --------------     --------------     --------------

                                                                      87,289             64,870            62,041
                                                               ==============     ==============    ===============

                                                                                  ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------------------------------------------


Note 17 - Supplementary Financial Statement Information (cont'd)

          J.       Selling and marketing expenses

                                                                             Year ended December 31
                                                               ----------------------------------------------------
                                                                         2005               2004               2003
                                                               --------------     --------------     --------------
                                                               $ in thousands     $ in thousands     $ in thousands
                                                               --------------     --------------     --------------
         Salaries and employee benefits                               44,224            37,387            35,033
         Agents' commissions                                          19,826            13,457            10,903
         Advertising and exhibitions                                   2,791             2,699             2,195
         Overseas travel                                               5,370             5,047             4,469
         Other                                                        23,615            19,833            21,043
                                                              --------------     --------------     --------------
                                                                      95,826            78,423            73,643
                                                              ==============     ==============    ===============


         K.       General and administrative expenses

                                                                             Year ended December 31
                                                               ----------------------------------------------------
                                                                         2005               2004               2003
                                                               --------------     --------------     --------------
                                                               $ in thousands     $ in thousands     $ in thousands
                                                               --------------     --------------     --------------
         Salaries and employee benefits                               20,469            19,225            16,949
         Rent and maintenance of premises                              2,469             1,065             1,817
         Bad and doubtful debt expenses                                1,174             1,200          (1)9,108
         Other                                                        17,864            14,001            11,082
                                                              --------------     --------------     --------------
                                                                      41,976            35,491            38,956
                                                              ==============     ==============    ===============
         (1) See also Note 4C(2).


         L.       Financial income/expenses, net
                                                                             Year ended December 31
                                                               ----------------------------------------------------
                                                                         2005               2004               2003
                                                               --------------     --------------     --------------
                                                               $ in thousands     $ in thousands     $ in thousands
                                                               --------------     --------------     --------------
         Financial expenses:
         Interest on loans from banks                                    149             1,518             2,449
         Bank charges                                                    922             2,117             1,529
         Loss from marketable securities                                   -                 -               111
         Exchange rate differences (see Note 1A(7)) and other          2,585             2,927             4,556
                                                              --------------     --------------     --------------
                                                                       3,656             6,562             8,645
                                                              ==============     ==============     ==============
         Financial income:
         Interest mainly on bank deposits and receivables              4,126             3,038             6,397
         Gain from marketable securities                               1,648             1,482                 -
         Interest from marketable securities                           1,919             1,877               881
         Exchange rate differences (see Note 1A(7)) and other          1,164             2,772               624
                                                              --------------     --------------     --------------
                                                                       8,857             9,169             7,902
                                                              ==============     ==============     ==============

                                                                                  ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------------------------------------------


Note 17 - Supplementary Financial Statement Information (cont'd)

         M.    Other income (expenses), net

                                                                             Year ended December 31
                                                               ----------------------------------------------------
                                                                         2005               2004               2003
                                                               --------------     --------------     --------------
                                                               $ in thousands     $ in thousands     $ in thousands
                                                               --------------     --------------     --------------

         Gain from sale of an investment                               2,350                  -                 -
         Gain (loss) from sale of property
            and equipment, net (1)                                     2,398               735              (167)
         Provision for the payment of indirect duty                     (882)           (1,600)                -
         Additional costs associated with sales
          of former operations                                        (1,513)                -                 -
         Loss from realization of investments and
           allowance for impairment of investments (2)                     -            (2,469)           (1,587)
         Realization of gain on available for
           sales securities                                                -             1,487                 -
         Gain from cancellation of a provision to the Israeli
          Comptroller of Restrictive Trade Practices
          (see Note 11A(5))                                                -             6,000                 -
         Loss from impairment of amounts
           funded for severance pay                                        -            (1,000)                -
         Decline in value of convertible notes (see Note 5B)               -                 -            (3,400)
         Other                                                          (436)             (460)             (222)
                                                               --------------     --------------     --------------

         Total other income (expenses), net                            1,917             2,693            (5,376)
                                                               ==============     ==============     ==============

         (1)   2005 includes gain of $ 1.8 million from sale of a building.

         (2)   Arising from a permanent impairment in the value of investments. The write down is based, among other factors, on stock exchange prices, the operations of the investees and a series of other relevant considerations.


         N.    Supplementary Statement of Operations information

                                                                             Year ended December 31
                                                               ----------------------------------------------------
                                                                         2005               2004               2003
                                                               --------------     --------------     --------------
                                                               $ in thousands     $ in thousands     $ in thousands
                                                               --------------     --------------     --------------
         Expenses:
         Maintenance and repairs                                       6,445             6,034             9,963
         Depreciation of property, plant and equipment                23,313            22,351            23,830
         Taxes (other than income taxes)                               3,209             1,521             2,171
         Rent                                                         13,899            10,820            11,507
         Advertising costs                                             4,132             3,259             1,980
         Amortization of capitalized software                         10,450            13,005            15,157

                                                                                  ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------------------------------------------


Note 17 - Supplementary Financial Statement Information (cont'd)

         O.       Earnings (loss) per ordinary share ("EPS")

         Following are the details of the calculation of basic EPS:


                                                        2005                                             2004
                                    ----------------------------------------------  ----------------------------------------------
                                        Net income       Number of    Earnings per        Net loss       Number of       Loss per
                                                          Ordinary        Ordinary                        Ordinary       Ordinary
                                    --------------          shares           share  --------------          shares        share t
                                                      ------------    ------------                    ------------    ------------
                                    $ in thousands    in thousands               $  $ in thousands    in thousands              $
                                    --------------    ------------    ------------  --------------    ------------    ------------

         Income (loss) from
            continuing operations          39,864         110,322             0.36         14,056         108,575           0.13
                                    ==============    ============    ============  ==============    ============    ============

         Discontinued operations                -               -                -         (3,903)        108,575          (0.04)
                                    ==============    ============    ============  ==============    ============    ============

         Net income (loss)                 39,864         110,322             0.36         10,153         108,575           0.09
                                    ==============    ============    ============  ==============    ============    ============


[TABLE CONTINEUD]

                                                           2003
                                         ----------------------------------------------
                                               Net loss       Number of        Loss per
                                                               Ordinary        Ordinary
                                         --------------          shares           share
                                                           ------------       ---------
                                         $ in thousands    in thousands               $
                                         --------------    ------------       ---------

         Income (loss) from
            continuing operations              (44,723)        107,831           (0.41)
                                         ==============    ============       =========

         Discontinued operations               (26,317)        107,831           (0.24)
                                         ==============    ============       =========

         Net income (loss)                     (71,040)        107,831           (0.65)
                                         ==============    ============       =========


                                                                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
---------------------------------------------------------------------------------------------------------------------------------


Note 17 - Supplementary Financial Statement Information (cont'd)

         O.       Earnings (loss) per ordinary share ("EPS") (cont'd)

         Following are the details of the calculation of diluted EPS:


                                                        2005                                             2004
                                    ----------------------------------------------  ----------------------------------------------
                                        Net income       Number of    Earnings per        Net loss       Number of       Loss per
                                                          Ordinary        Ordinary                        Ordinary       Ordinary
                                    --------------          shares           share  --------------          shares        share t
                                                      ------------    ------------                    ------------    ------------
                                    $ in thousands    in thousands               $  $ in thousands    in thousands              $
                                    --------------    ------------    ------------  --------------    ------------    ------------

        Income (loss) from
        continuing operations,
        used for basic
        EPS calculation                     39,864         110,322           0.36          14,056         108,575          0.13

        The effect of dilutive
        stock option plans:
        Share incentive (stock
        options and
        restricted shares)                       -           7,736          (0.02)              -           8,558         (0.01)
                                    --------------    ------------    ------------  --------------    ------------    ------------
        Income (loss) from
        continuing operations               39,864         118,058           0.34          14,056         117,133          0.12
                                    --------------    ------------    ------------  --------------    ------------    ------------


        Loss from discontinued
        operations used
        for basic EPS calculation                -               -              -          (3,903)        108,575         (0.04)
        The effect of dilutive
        stock option plans:
        Share incentive (stock
        options and
        restricted shares)                       -               -              -               -           8,558          0.01

                                    --------------    ------------    ------------  --------------    ------------    ------------

                                                 -               -              -          (3,903)        117,133         (0.03)
                                    --------------    ------------    ------------  --------------    ------------    ------------


        Net income (loss)                   39,864         118,058           0.34          10,153         117,133          0.09
                                    ==============    ============    ============  ==============    ============    ============


[TABLE CONTINEUD]

                                                           2003
                                         ----------------------------------------------
                                               Net loss       Number of        Loss per
                                                               Ordinary        Ordinary
                                         --------------          shares           share
                                                           ------------     -----------
                                         $ in thousands    in thousands               $
                                         --------------    ------------     -----------

       Income (loss) from
        continuing operations,
        used for basic
        EPS calculation                        (44,723)        107,831           (0.41)

        The effect of dilutive
        stock option plans:
        Share incentive (stock
        options and
        restricted shares)                           -               -               -
                                         --------------    ------------     -----------

        Income (loss) from
        continuing operations                  (44,723)        107,831           (0.41)
                                         --------------    ------------     -----------


        Loss from discontinued
        operations used
        for basic EPS calculation              (26,317)        107,831           (0.24)
        The effect of dilutive
        stock option plans:
        Share incentive (stock
        options and
        restricted shares)                           -               -               -
                                         --------------    ------------     -----------

                                               (26,317)        107,831           (0.24)
                                         --------------    ------------     -----------


         Net income (loss)                    (71,040)         107,831           (0.65)
                                         ==============    ============     ===========

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------



Note 17 - Supplementary Financial Statement Information (cont'd)

         P.   Factoring of financial assets

         The Company entered into accounts receivable factoring agreements with a number of financial institutions ("banks"). Under the terms of the agreements, the Company has the option to factor receivables, with the banks on a non-recourse basis, provided that the banks approve the receivables in advance. In some cases, the Company continues to be obligated in the event of commercial disputes, (such as product defects) which are not covered under the credit insurance policy, unrelated to the credit worthiness of the customer. The Company accounts for the factoring of its financial assets in accordance with the provisions of SFAS No. 140, and accordingly in the past, there were no cases in which the Company had to reimburse the banks for accounts receivables following business disputes. The Company does not expect any reimbursements to take place in the foreseeable future.

         The agreements call for factoring fees on invoices or promissory notes factored with the banks, as follows: USD and EUR transactions - in most cases, LIBOR for the relevant period on the basis of the semi-annual discount to yield plus a margin of 0.96% per annum on average.

         As of December 31, 2005, trade receivables amounting to $ 9,480 thousand (December 31, 2004 - $ 31,698 thousand) were factored.


Note 18 - Recently Enacted Accounting Standards

         A. In December 2004, the FASB issued SFAS No. 123 (Revision 2004), "Share-Based Payment", , that addresses the accounting for share-based payment transactions in which employee services are received in exchange for either equity instruments of a company, liabilities that are based on the fair value of a company's equity instruments or that may be settled by the issuance of such equity instruments. SFAS No. 123R eliminates the ability to account for share-based compensation transactions using the intrinsic value method as prescribed in APB Opinion No. 25, "Accounting for Stock Issued to Employees". Instead, SFAS No. 123R requires that such transactions be accounted for using a fair-value-based method and that compensation expense be recognized in the statement of operations rather than disclosing the pro forma impact of the stock based compensation, as the Company currently discloses in Note 1R.

              SFAS No. 123R provides two alternative adoption methods. The first method is a modified prospective transition method whereby a company would recognize share-based employee costs from the beginning of the fiscal period in which the recognition provisions are first applied as if the fair-value-based accounting method had been used to account for all employee awards granted, modified, or settled after the effective date and to any awards that were not fully vested as of the effective date. Measurement and attribution of compensation cost for awards that are unvested as of the effective date of SFAS No. 123R would be based on the same estimate of the grant-date fair value and the same attribution method used previously under SFAS No.123, "Accounting for Stock-Based Compensation" (SFAS No.123). The second adoption method is a modified retrospective transition method whereby a company would recognize in its statement of operations employee compensation cost for periods presented prior to the adoption of SFAS No.123R in accordance with the original provisions of SFAS No. 123; that is, an entity would recognize employee compensation expenses in the amounts previously reported in the pro forma disclosures provided in accordance with SFAS No. 123.

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 18 - Recently Enacted Accounting Standards (cont'd)

              The provisions of SFAS No, 123R are effective for annual periods beginning after June 15, 2005. This Standard will be effective for the Company as of January 1, 2006. The Company plans to adopt SFAS No. 123R using the modified prospective method. The adoption of SFAS No. 123R's fair value method will have a significant impact on the Company's results of operations, although it will have no impact on the Company's overall financial position and cash flows. The Company expects stock-based compensation expense under SFAS No. 123R, related to stock-based awards issued through fiscal 2005, to be approximately $ 9.9 million, $ 5.2 million, $ 2.1 million and $ 0.7 million in fiscal 2006, 2007, 2008 and 2009, respectively. In addition, the Company expects to grant additional stock-based awards in future years, which will result in additional stock-based compensation expense.

              In March 2005, the SEC released SAB No. 107, "Share-Based Payment" (SAB 107). SAB 107 expresses views of the SEC staff regarding the application of SFAS No.123R. Among other things, SAB 107 provides interpretive guidance related to the interaction between SFAS No.123R and certain SEC rules and regulations, as well as the staff's view regarding the valuation of share-based payment arrangements for public companies. The company will follow the interpretive guidance set forth in SAB 107 during the adoption of SFAS 123R.

         B. In March 2004, the EITF reached a consensus on Issue No. 03-01, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" ("EITF 03-01"). EITF 03-01 provides guidance on other-than-temporary impairment models for marketable debt and equity securities accounted for under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and non-marketable equity securities accounted for under the cost method. The EITF developed a basic three-step model to evaluate whether an investment is other-than-temporarily impaired. The FASB issued proposed FSP EITF 03-1-a in September 2004, which delayed the effective date of the recognition and measurement provisions of EITF 03-01. On November 2005, the FASB issued FSP FAS 115-1 and 124-1 ("FSP") which nullifies the guidance in EITF 03-1 for determining whether impairment is other-than-temporary. However, it carries forward many of the provision of EITF 03-1. The guidance of the FSP is effective to reporting periods beginning after December 15, 2005. The Company does not expect the adoption of the FSP to have a material impact on its financial position and results of operations.

         C. In November 2004, the FASB issued SFAS No. 151, "Inventory Costs - an amendment of Accounting Research Bulletin No. 43, Chapter 4". The amendments made by SFAS No. 151 clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current-period charges and require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The company does not expect the adoption of SFAS No. 151 to have a material impact on its financial statements.

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 18 - Recently Enacted Accounting Standards (cont'd)

         D. In December 2004, the FASB issued SFAS No. 153, "Exchanges of Non monetary Assets - an amendment of Accounting Principles Bulletin
              (APB) Opinion No. 29, Accounting for No monetary Transactions". The guidance in APB Opinion No. 29 (Opinion 29) is based on the principle that exchanges of no monetary assets should be measured based on the fair values of the assets exchanged. The guidance in Opinion 29, however, included certain exceptions to that principle. SFAS No. 153 amends Opinion 29 to eliminate the exception for no monetary assets exchanges of similar productive assets and replaces it with a general exception for exchanges of no monetary assets that do not have commercial substance. A no monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for fiscal periods beginning after June 15, 2005 and shall be applied prospectively. The adoption of this statement is not expected to have a material impact on the company's financial position and results of operations.


         E. In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Errors Corrections". SFAS No. 154 replaces APB Opinion No. 20, "Accounting Changes", and FASB Statement No. 3, "Reporting Accounting Changes in Interim Financial Statements", although it carries forward some of their provisions. SFAS No. 154 requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. A change in depreciation, amortization, or depletion method for long-lived, no financial assets will be accounted for as a change in accounting estimate effected by a change in accounting principle. SFAS No. 154 is effective for changes in accounting principle made in fiscal years beginning after December 15, 2005. The company does not expect the adoption of SFAS No. 154 to have a material impact on its financial position or result of operations.

         F. In February 2006, the FASB issued SFAS No. 155 "Accounting for Certain Hybrid Financial Instruments." SFAS No. 155 amends SFAS No. 133 and SFAS No. 140, and allows financial instruments that have embedded derivatives that otherwise would require bifurcation from the host to be accounted for as a whole, if the holder irrevocably elects to account for the whole instrument on a fair value basis. Subsequent changes in the fair value of the instrument would be recognized in earnings. The standard also:

              o Clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS No. 133;
              o Established a requirement to evaluate interests in securitized financial assets to determine whether interests are freestanding derivatives or are hybrid financial instruments that contain an embedded derivative requiring bifurcation;
              o Clarified that concentrations of credit risk in the form of subordination are not embedded derivatives, and
              o Amends SFAS No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains a beneficial interest (that is itself a derivative financial instrument).

                  SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The Company is currently evaluating the impact adoption of SFAS No. 155 on its financial position and results of operations.

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 19 - Acquisitions

         A. In April 2005, the Company acquired the optical activities and technology of Eastern Communications Co., Inc. for approximately $
              8.5 million. The operations of the acquired unit have been merged with ECI's existing joint venture in China - Hangzhou ECI Telecommunication Co. Ltd. (HETC). Of the $ 8.5 million purchase price, $ 4.2 million was assigned to net tangible assets and $ 4.3 million was assigned to Core Technology products. As a result of the transaction ECI's holdings in HETC increased to approximately 72.4%.

         B. On June 3, 2005, the Company acquired 100% of the outstanding common shares of Laurel Networks Inc. The results of Laurel Networks Inc.'s operations have been included in the consolidated financial statements since that date. Laurel Networks Inc. is an innovative provider of Next-Generation IP/MPLS Multi Service Edge Routers. The aggregate purchase price was $ 88 million in cash. The Company also incurred transaction costs, consisting primarily of professional fees amounting to approximately $ 1.75 million in connection with this acquisition. After the transaction, Laurel Networks became the "Data Networking" division of ECI.

              The acquisition is accounted for under the purchase method of accounting. The purchase price of Laurel Networks has been allocated based on independent appraisals and management estimates. The allocation of the acquisition cost is as follows. Fair value $ in thousands

              Tangible assets:
                Net current assets                                      14,881
                Property, plant and equipment                            3,156
                Long-term liabilities                                     (157)
                                                                      --------
              Net tangible assets                                       17,880

              Intangible assets:
                Core technology products                                33,820
                In-process research and development                        890
                Backlog                                                    100
                Goodwill                                                37,060
                                                                      --------
                                                                        71,870
                                                                      --------

              Net assets acquired                                       89,750
                                                                      ========

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------

Note 19 - Acquisitions (cont'd)

              Of the $ 34.8 million identifiable intangible assets, $ 33.8 million was allocated to Core Technology products that have a weighted-average useful life of approximately ten years, $ 100 thousand was allocated to backlog that have a weighted average useful life of less than one year and $ 890 thousand was allocated to in-process research and development assets. Such amount represents the value attributed to research and development projects of the acquired company that were commenced but not completed at the date of acquisition, for which technological feasibility has not been established and which have no alternative future use in research and development activities or otherwise. In accordance with FASB Interpretation No. 4, Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method. The amount allocated to in-process research and development was written off at the date of acquisition. This write-off is included in the statements of operation in a separate line "Acquired in-process research and development".

              The $ 37.1 million goodwill was derived by applying the "Residual Approach". Under this approach, the total Purchase Price is allocated to tangible assets and to specifically identifiable intangible assets, with any remainder allocated to goodwill. The goodwill was assigned to the "Data Networking" segment.

              The Company believes that the Laurel acquisition resulted in the recognition of goodwill primarily because Laurel's products and technology will add edge routing and IP service capabilities to ECI's overall portfolio of IP solutions, and will strengthen ECI's position as a supplier of next-generation IP solutions. This acquisition enhances ECI's ability to meet customers' needs with innovative solutions as their next-generation multi-service networks evolve toward a single converged IP network.

              Set forth below is certain unaudited pro forma combined statements of income data for the year ended December 31, 2005 and 2004, as if the acquisition of Laurel Networks Inc. occurred on January 1, 2005 and 2004, respectively, after giving effect to: (a) purchase accounting adjustments, including amortization of identifiable intangible assets and adjustments for acquired in-process research and development; and (b) estimated reduction of interest income due to the decrease in on ECI's cash and cash equivalents and marketable securities used as cash consideration in the acquisition.

              The pro forma financial information is not necessarily indicative of the combined results that would have been attained had the acquisition taken place at the beginning of 2005 and 2004, respectively, nor is it necessary indicative of future results.

                                                    Year ended December 30
                                                 -----------------------------
                                                      2005               2004
                                                 ----------         ----------
                                                         $ in thousands,
                                                    except earnings per share
                                                 -----------------------------
                                                          (Unaudited)

              Sales                                634,695          513,535
                                                 =========        =========

              Net income (Loss)                     27,693          (12,702)
                                                 =========        =========

              Earnings (loss) per share:

              Basic                                   0.25           (0.12)
                                                 =========        =========

              Diluted                                 0.23           (0.12)
                                                 =========        =========

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 19 - Acquisitions (cont'd)


     C. In September 2005, the Company acquired the sales and support activities of MMG Ltd., including the rights that the Company had previously granted to MMG to distribute and install the Company's products in Russia ("the Rights"), for the sum of approximately $ 5.3 million. Of the $ 5.3 million purchase price, $ 1.6 million was assigned to net tangible assets, $
          1.8 million was assigned to the Rights, $ 0.7 million was assigned to Customer Relationships and $ 1.2 million was assigned to goodwill.


Note 20 - Restructuring


     A. Following the Company's Board of Directors' decision to focus on its two core activities, in the first quarter of 2004, the Company recorded $ 2,585 thousand in restructuring expenses associated with the completion of reorganization plan and the integration of Lightscape Optical Networks and Enavis Networks into the Optical Networks Division. The expenses were due to abandonment of several leased buildings.


     B. A reconciliation of the beginning and ending restructuring liability balances is as follows:

                                                                    Year ended
                                                                  December 31,
                                                                          2005
                                                                 Rent contract
                                                                   $ thousands

     At the beginning of the year                                      4,574
     Restructuring expenses                                                -
     Paid                                                              1,395
                                                                 -------------

     At the end of the year                                            3,179
                                                                 =============


                                            Year ended December 31, 2004
                                    -------------------------------------------
                                      Severance
                                            pay    Rent contract          Total
                                    -----------    -------------    -----------
                                    $ thousands      $ thousands    $ thousands
                                    -----------    -------------    -----------

     At the beginning of the year          707            5,450          6,157
     Restructuring expenses                  -            2,585          2,585
     Paid                                 (707)          (3,461)        (4,168)
                                    -----------    -------------    -----------

     At the end of the year                  -            4,574          4,574
                                    ===========    =============    ===========

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 21 - Impairment of Loans and Impairment of Assets

         A.       For the year ended December 31, 2005

         During 2005, the Company recorded $ 3.0 million impairment charges associated with loans in the aggregate amount of $ 6.0 million provided to Chiaro. See Note 5B and Note 23.


         B.       For the year ended December 31, 2003

         During 2003, the Company recorded $0.7 million impairment of assets charges associated with NGTS.

         Separately, the Company recorded, as part of the loss on discontinued operations, a $6.0 million impairment charges associated with ECtel, arising from the write-down by ECtel of goodwill from the acquisition of Telrad Hawk Net-I Ltd. in October 2001.

         Due to significant reduction in ECtel's revenues, it was determined that goodwill had been impaired.

         This determination was based upon the guidance set forth in paragraphs 19-22 of SFAS No. 142, which requires a two-step analysis. The first step used the Discounted Cash Flow approach to measure the fair value of the Telecommunication Systems reporting unit of ECtel Ltd., the result of which indicated that the carrying amount of such reporting unit, including goodwill, exceeded its fair value. The second step was then conducted in order to measure the amount of impairment loss, by means of a comparison between the implied fair value of the goodwill and the carrying amount of the goodwill. In the second step, the fair value of the Telecommunication Systems reporting unit of ECtel, as determined in the first step, was assigned to the reporting unit's individual assets and liabilities. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities represented the amount of the implied fair value of the goodwill. The excess of the carrying amount of goodwill over the implied fair value of goodwill was identified as the amount of the impairment loss.
         See also Note 22C.


Note 22 - Discontinuance of Operations

         A. During the third quarter of 2002, the Company's Board of Directors decided on a plan to sell the operations of the InnoWave segment, which specialized in development of solutions for broadband wireless access to communications networks.

                  In April 2003, the Company signed an agreement with Alvarion to sell the InnoWave operation. The total value of the transaction was approximately $ 20 million, consisting of a cash consideration paid by Alvarion and the cash balances withdrawn by ECI at closing. In addition, Alvarion granted the Company warrants to purchase 200,000 Alvarion shares at an exercise price of $ 3 per share (of which, warrants to purchase 50,000 Alvarion shares were transferred to certain key InnoWave employees transferred to Alvarion). In the first quarter of 2004, the Company sold all the shares it had obtained from exercising the aforementioned warrants. The gain from the sale of the shares amounted to $ 1.5 million and was recorded in other income.

                                               ECI Telecom Ltd. and Subsidiaries

Notes to the Consolidated Financial Statements as of December 31, 2005
--------------------------------------------------------------------------------


Note 22 - Discontinuance of Operations (cont'd)

         B. During 2003, ECtel's Board of Directors decided on a plan to sell the operations of the Government Surveillance business of ECtel, which provided telecommunication monitoring needs to government agencies.
                  In February 2004, ECtel signed a definitive agreement to sell the Government Surveillance business to Verint Systems Inc. for $35 million in cash. According to the terms of the transaction, ECtel transferred to Verint various assets and liabilities relating to its Government Surveillance business and undertook certain commitments to Verint. ECtel recorded in the first quarter of 2004 a gain of $ 24.2 million in respect of this transaction.

                  On May 10, 2004, the Company distributed 7.6 million shares of ECtel to the Company's shareholders of record on May 5, 2004. Before distribution, the Company held approximately 10.5 million, or 58%, of ECtel's shares. Following the distribution of the shares, the Company holds approximately 16% of ECtel's outstanding shares.


         C.       Results of operations of the discontinued segments

                                                            Year ended December 31
                                                --------------------------------------------------
                                                          2005              2004              2003
                                                --------------    --------------    --------------
                                                $ in thousands    $ in thousands    $ in thousands
                                                --------------    --------------    --------------

         Revenues                                           -             3,948            44,697
         Expenses, including income taxes (1)               -            (7,851)          (71,014)
                                                --------------    --------------    --------------
         Net results                                        -            (3,903)          (26,317)
                                                ==============    ==============    ==============


         (1)  Including, loss from disposition for the year ended December 31, 2004 in the amount of $ 3,681 thousand and impairment of goodwill for the year ended December
              31, 2003 in the amount of $ 6,017 thousand.