Form 20-F
period 2006-12-31
KOOR INDUSTRIES LTD
filed 2007-06-14
CIK 791531

================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

                Annual Report pursuant to Section 13 or 15(d) of
                       the Securities Exchange Act of 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006

                          Commission file number 1-9178

                              KOOR INDUSTRIES LTD.
--------------------------------------------------------------------------------
    (Exact name of Registrant as specified in its charter and translation of
                         Registrant's name into English)

                                     ISRAEL
--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)

      3 AZRIELI CENTER, TRIANGLE TOWER, 43RD FLOOR, TEL-AVIV 67023, ISRAEL
--------------------------------------------------------------------------------
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

                                      NONE
--------------------------------------------------------------------------------
                                (Title of Class)

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                                  of the Act:

                                      NONE
--------------------------------------------------------------------------------
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 16,582,869 ORDINARY SHARES, PAR VALUE NIS 0.001 PER SHARE

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

      Yes |_| No |X|

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

      Yes |_| No |X|

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

      Yes |X| No |_|

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

   Large Accelerated Filer |_| Accelerated Filer |X| Non-accelerated filer |_|

Indicate by check mark which financial statements the registrant has elected to follow:

      Item 17 |X| Item 18 |_|

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

      Yes |_| No |X|

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

      In this annual report,  unless  otherwise  specified or unless the context otherwise  requires,  all references to "$" or "dollars" are to U.S. dollars and all references to "NIS" are to New Israeli  Shekels.  Unless  otherwise  stated, certain  amounts  reported  in  adjusted  NIS on Koor's  consolidated  financial statements for the year ended December 31, 2006 have been  translated  into U.S.
dollars for the  convenience of the reader at the exchange rate of the dollar on
December  31, 2006 (NIS 4.225 = $1.00),  as published by the Bank of Israel (see
Note 1B to our  consolidated  financial  statements  included  elsewhere in this annual report).  Therefore,  it is possible to compute the dollar  equivalent of any of the figures in adjusted NIS by dividing  such NIS by the rate of exchange at December 31, 2006.

      In this annual report,  unless  otherwise  specified or unless the context otherwise  requires,  all financial  information  provided is based on generally accepted accounting principles in Israel.

      In this annual  report,  all  references  to Koor's  percentage  of equity ownership  in its  subsidiaries  are  prior to having  taken  into  account  the possible  dilution  that may be caused by the  exercise  of  options  granted to executive officers of certain subsidiaries or of other convertible securities.

                                       ii

                                TABLE OF CONTENTS

                                     PART I

                                     PART II

ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES...................124
ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
           PURCHASERS........................................................127

                                    PART III

                                       ii

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

      Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

      Not Applicable.

ITEM 3. KEY INFORMATION.

SELECTED FINANCIAL DATA

      The following selected consolidated financial data as of December 31, 2005 and 2006 and for the years ended December 31, 2004, 2005 and 2006 have been derived from our audited consolidated financial statements included in this annual report. These financial statements have been prepared in accordance with generally accepted accounting principles in Israel, or Israeli GAAP, which differ in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP (see Note 29 to our consolidated financial statements included elsewhere in this annual report), and audited by
KPMG Somekh Chaikin, independent registered public accountants. The consolidated selected financial data as of December 31, 2002, 2003 and 2004 and for the years ended December 31, 2002 and 2003 have been derived from other audited consolidated financial statements not included in this annual report. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to "Item 5, Operating and
Financial Review and Prospects" and the consolidated financial statements and notes thereto and other financial information included elsewhere in this annual report.

      The financial data amounts are expressed in NIS, our reporting currency.
For the convenience of the reader, the 2006 data also contain translations of
NIS into dollars using an exchange rate of NIS 4.225 to $1.00, the NIS/dollar exchange rate on December 31, 2006, as reported by the Bank of Israel. No representation is made that NIS amounts have been, could have been or can be converted into dollars at the prevailing rate on December 31, 2006, or at any other rate. In accordance with amendments to Israeli GAAP published in October
2001 and December 2002, our financial statements for the years ended December
31, 2004, 2005 and 2006 are no longer adjusted to reflect the effects of inflation. For all financial reporting periods until December 31, 2003, Israeli
GAAP required that our consolidated financial statements recognize the effects of inflation. Consequently, all figures for prior periods have been adjusted to reflect the increase in the Israeli Consumer Price Index, or CPI, and are
accordingly all expressed in terms of the purchasing power as of December 31,
2003, and not in the figures as originally reported.

                                                                       For the Year Ended December 31,
                                        -------------------------------------------------------------------------------------------
                                            2002            2003            2004            2005            2006            2006
                                        -----------     -----------     -----------     -----------     -----------     -----------
                                                          (In thousands, except share and per share data)
                                            Adjusted NIS as of
                                             December 31, 2003                               NIS                         US Dollars
                                        ---------------------------     -------------------------------------------     -----------
OPERATING DATA:
ISRAELI GAAP:
Revenue and earnings
  Revenue from sales and services ..      5,615,240       6,222,644       7,815,782         733,631         583,253         138,048
  Group's equity in the operating
   results of investee companies,
   net (1)(2) ......................       (251,961)       (116,729)        (35,060)        359,362         (36,549)         (8,650)
  Other income, net ................             --              --              --         223,622         104,206          24,664
                                        -----------     -----------     -----------     -----------     -----------     -----------
                                          5,363,279       6,105,915       7,780,722       1,316,615         650,910         154,062

Costs and losses(3) ................      5,958,047       5,753,334       6,956,893         988,969         749,801         177,468
Earnings before income tax .........       (594,768)        352,581         823,829         327,646         (98,891)        (23,406)

Minority interest in consolidated
  companies' results, net ..........        (65,274)       (209,945)       (430,860)         10,175          (5,414)         (1,281)
Net earnings (loss) from continuing
  operations .......................       (799,844)         48,411         120,689         257,842        (113,674)        (26,905)
Net earnings from discontinued
  operations(4) ....................         33,483          (2,049)         24,301          52,809          10,474           2,479
Cumulative effect as of the
  beginning of the year of change in
  accounting method ................             --              --              --          (3,054)(5)      62,552(6)       14,805
Net earnings (loss) for the year ...       (766,361)         46,362         144,990         307,597         (40,648)         (9,621)

Basic earnings (loss) per share(7) .         (50.55)           2.95            8.97           19.39           (1.96)          (0.46)
Weighted average number of shares
  used in computing basic earnings
  (loss) per share(7) ..............     15,173,291      15,716,725      15,795,679      16,029,673      16,397,322      16,397,322
Diluted earnings (loss) per
  share(7) .........................         (50.55)           2.95            6.58           16.65           (2.50)          (0.59)
Weighted average number of shares
  used in computing diluted earnings
  (loss) per share(7) ..............     15,173,291      15,716,725      16,277,604      16,543,608      16,397,322      16,397,322

U.S. GAAP:
Net earnings (loss) ................       (762,511)       (108,924)        109,325         350,701        (187,250)        (44,320)
Basic earnings (loss) per ordinary
  share ............................         (50.25)          (7.04)           6.91           21.85          (10.58)          (2.50)
Basic earnings (loss) per ADS ......         (10.05)          (1.41)           1.38            4.37           (2.12)          (0.50)
Diluted earnings (loss) per ordinary
  share ............................         (50.65)          (7.82)           4.75           19.77          (11.51)          (2.72)
Diluted earnings (loss) per ADS ....         (11.75)          (1.56)          (0.95)           3.95           (2.30)          (0.54)

                                                                       For the Year Ended December 31,
                                        -------------------------------------------------------------------------------------------
                                            2002            2003            2004            2005            2006            2006
                                        -----------     -----------     -----------     -----------     -----------     -----------
                                                          (In thousands, except share and per share data)
                                            Adjusted NIS as of
                                             December 31, 2003                               NIS                         US Dollars
                                        ---------------------------     -------------------------------------------     -----------
BALANCE SHEET DATA:
ISRAELI GAAP:
Working capital.....................        722,725         804,294         778,267         542,658         885,364         209,554
Total assets (1)(2).................     13,432,798      11,869,757      13,129,354       5,288,263       5,503,831       1,302,682
Short-term debt.....................      2,224,771       1,524,268       1,656,799         272,127          53,967          12,773
Long-term debt......................      4,339,351       3,459,876       3,070,502       2,000,150       2,904,881         687,546
Shareholder's equity................      1,727,169       1,740,393       1,876,467       2,478,434       2,189,188         518,151

U.S. GAAP:
Total assets (1)(2).................     13,788,604      12,012,241       6,342,023       5,329,996       5,444,151       1,288,556
Shareholder's equity................      1,626,469       1,582,122       1,767,850       2,466,988       2,054,742         486,329
NUMBER OF SHARES OUTSTANDING........     15,173,377      15,741,160      15,824,185      16,146,668      16,567,070      16,567,070

(1) As a result of the sale of a portion of our interest in MA Industries in
February 2005, as described elsewhere in this annual report, we discontinued the consolidation of MA Industries' results effective as of January 1, 2005.
Accordingly, MA Industries' financial statements are not consolidated in our consolidated financial statements as of and for the years ended December 31,
2005 and 2006, but rather are recognized according to the equity method. See
Note 3B(2) to our consolidated financial statements included elsewhere in this
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
Accordingly, Telrad Networks' financial statements are not consolidated in our consolidated financial statements as of and for the six month period ended
December 31, 2005 and for the year ended December 31, 2006, but rather are recognized according to the equity method. See Note 3C(1) to our consolidated financial statements included elsewhere in this annual report.

(3) Costs and losses includes cost of sales and services, selling and marketing expenses, general and administrative expenses, other expenses, net and financing expenses, net.

(4) The financial statements have been reclassified in respect of Elisra
Electronic Industries Ltd., Koor Trade Ltd. and Isram Wholesale Tours and Travel
Ltd. that have been presented as discontinued operations. See also Note 24 to our consolidated financial statements included elsewhere in this annual report.

(5) Israel Accounting Standards Board (IASB) Accounting Standard No. 19 on
"Taxes on Income" became effective for periods beginning on January 1, 2005. We adopted this standard as a cumulative effect of a change in accounting method.
The transition to this standard resulted in a one-time effect of a net decrease in net earnings of NIS 3 million derived mainly from an increase in liabilities for deferred taxes relating to property. See Note 2S to our consolidated financial statements included elsewhere in this annual report.

(6) IASB Accounting Standard No. 22 on "Financial Instruments - Disclosure and
Presentation" became effective for periods beginning on January 1, 2006. We adopted this standard as a cumulative effect of a change in accounting method.
The transition to this standard resulted in a one-time effect of a net increase in net earnings of NIS 62 million due to the cancellation of provisions for losses in respect of convertible securities in investee companies. See Note
2E(9) to our consolidated financial statements included elsewhere in this annual report.

(7) Data relating to earnings per share were calculated in accordance with
Opinion No. 55 of the Institute of Certified Public Accountants in Israel for
the years 2002 and 2003 and in accordance with Standard No.21 of the Israeli
Accounting Standard Board for the years 2004, 2005 and 2006.

EXCHANGE RATE INFORMATION

      The following table shows, for each of the months indicated the high and low exchange rates between New Israeli Shekels and U.S. dollars, expressed as shekels per U.S. dollar and based upon the daily representative rate of exchange as reported by the Bank of Israel:

      Month                                          High (NIS)     Low (NIS)
      -----                                          ----------     ---------

      December 2006..............................      4.234          4.176
      January 2007...............................      4.260          4.187
      February 2007..............................      4.254          4.183
      March 2007.................................      4.222          4.155
      April 2007.................................      4.135          4.014
      May 2007...................................      4.065          3.932
      June 2007 (through June 11, 2007)..........      4.197          4.062

      The following table shows, for periods indicated, the average exchange rate between New Israeli Shekels and U.S. dollars, expressed as shekels per U.S.
dollar, calculated based on the average of the exchange rates on the last day of each month during the relevant period as reported by the Bank of Israel:

      Year                                                    Average (NIS)
      ----                                                    -------------
      2002..............................................         4.738
      2003..............................................         4.530
      2004..............................................         4.482
      2005..............................................         4.488
      2006..............................................         4.455

      On June 11, 2007,  the exchange rate between New Israeli  Shekels and U.S.
dollars, as reported by the Bank of Israel, was NIS 4.187 to U.S.$1.00.

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

      We did not pay or declare any dividend for 2006, 2005, 2004, 2003 or 2002.

RISK FACTORS

      RISKS RELATED TO KOOR

WE DEPEND ON OUR SUBSIDIARIES AND AFFILIATES FOR DISTRIBUTIONS AND MANAGEMENT
FEES.

      We conduct our business primarily through our wholly and partially owned subsidiaries and affiliates, and are partially dependent upon management fees and cash distributions from our subsidiaries and affiliates as a source of cash flow for funding our corporate level activities. We received management fees in the amount of NIS 7 million and NIS 20 million in 2006 and 2005, respectively, pursuant to management agreements between us and several of our subsidiaries and affiliates. In addition, in 2006, we received NIS 114 million in dividend distributions from subsidiaries and affiliates, of which NIS 97 million was received from Makhteshim Agan Industries Ltd., or MA Industries. In 2005, we
received NIS 162 million in dividend distributions from subsidiaries and affiliates, of which NIS 82 million was received from MA Industries and NIS 62 million was received as a final liquidating distribution in respect of our wholly owned subsidiary, Tadiran Ltd., or Tadiran.

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

ECONOMIC INSTABILITY IN THE EMERGING MARKETS OF SOUTH AMERICA AND CENTRAL AND
EASTERN EUROPE POSES A RISK TO THE AGROCHEMICALS BUSINESS OF MA INDUSTRIES, ONE
OF OUR SIGNIFICANT AFFILIATES.

      The activity of MA Industries in South America (mainly Brazil) and in countries in Central and Eastern Europe, is exposed to risk resulting from the possibility of economic instability in these countries such as exchange rate fluctuations (customer accounts receivable are in local currency), high inflation and interest rates, and changes in economic legislation. A portion of the above mentioned risks are hedged by means of various instruments. The relative share of MA Industries' agrochemicals activities in these markets is decreasing over the years due to MA Industries' strategy to expand its activities in economically-stable markets.

REDUCED DEMAND FOR MA INDUSTRIES' PRODUCTS AS A RESULT OF THE WORSENING
FINANCIAL CONDITION OF FARMERS IN EMERGING MARKETS AND A DECREASE IN THE PRICES
OF AGRICULTURAL COMMODITIES ALSO POSES A RISK TO MA INDUSTRIES' BUSINESS.

      The activities of MA Industries in emerging markets, such as South America
(mainly in Brazil) and in Eastern European countries, are also exposed to risks deriving from the worsening financial condition of farmers in those markets and from a decrease in the prices of the agricultural commodities they sell, which cause reduced demand for MA Industries' products, erosion in profitability and collection difficulties.

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

COMPETITION IN THE AGROCHEMICAL PRODUCTS MARKET COULD LEAD TO PRICE EROSION

      MA Industries competes with large multi-national research-based companies in all geographic markets. In 2006, the sales of the six leading multi-national research-based companies constituted 70% of sales in the global agrochemical products market. In addition to these companies, there are several smaller research-based agrochemical products companies, against which MA Industries competes in certain geographic markets.

      MA Industries also competes with generic companies in many of its geographic markets. Most of the other generic companies do not have global distribution networks and they generally focus on specific geographic markets.
However, there are indications of the strengthening of several generic competitors, which are expanding their array of products, markets and distribution networks on a global basis and not just on a local or regional basis.

      Increased competition in the agrochemical products market could lead to price erosion, which could have a material adverse effect on MA Industries'
business, financial condition and operating results and may result in lower margins, loss of market share and other adverse factors and consequently, our net earnings could be materially adversely affected.

MA INDUSTRIES' OPERATIONS ARE EXPOSED TO STRICTER ENVIRONMENTAL, HEALTH AND
SAFETY REGULATIONS AND STANDARDS

      Companies in the plant protection products industry, such as several of MA
Industries' subsidiaries, purchase, manufacture, sell and distribute materials that can be hazardous to the environment. Consequently, their activities are subject to comprehensive regulation concerning the storage, handling, manufacture, conveying, use and disposal of those products, their components and their byproducts. Specifically, MA Industries' subsidiaries' manufacturing and formulation facilities in Israel, Brazil, Colombia, Greece and Spain operate, in each of those countries, in accordance with environmental standards for air pollution, removal of effluents, the use and handling of hazardous materials, methods for the removal of waste and the cleaning up of existing environmental pollution. MA Industries and its subsidiaries may be subject to significant civil or criminal liability (including high penalties) for deviation from and/or violation of these environmental protection, health and safety laws and regulations. In addition, some of the existing legislation could impose liability on MA Industries and its subsidiaries regardless of malice or negligence (absolute liability). Other environmental laws stipulate responsibility for treating pollution, and therefore, could expose MA Industries to expenses for cleaning and treating soil and/or water reservoirs (even after the production of MA Industries on the land will end). Over the years, these standards have become steadily stricter in their environmental requirements and their enforcement in each of these countries, and the cost of compliance has risen in parallel. Likewise, the growing pressure in recent years, from the law enforcement agencies and from environmental protection organizations, on companies and products that have potential to pollute the environment is also expressed in the institution of legal proceedings - criminal, civil and administrative. MA Industries' insurance policy does not cover gradual environmental pollution - only accident events.

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
operations.

      MA Industries' subsidiaries hold various permits on environment-related issues, which define the conditions for operating its various manufacturing facilities. Expansion of production in its plants requires new or additional permits. The terms of the permits can change or can be disqualified by the relevant regulator. Stricter terms, disqualification or changes in permits or their terms could have an adverse effect on the financial condition of MA
Industries and the results of its operations. For a discussion of material legal proceedings related to environmental issues, in which MA Industries is involved, please see "Item 8, Financial Information - Legal Proceedings."

MA INDUSTRIES MAY NOT BE SUCCESSFUL IN EFFECTIVELY INTEGRATING PAST AND FUTURE
ACQUISITIONS

      MA Industries aspires to make intelligent acquisitions that will expand its product portfolio and will deepen its presence in certain geographic markets. During the last three years, MA Industries has acquired several companies and dozens of products. The acquisition of companies, businesses and products entail certain risks:

      o     MA Industries could be unsuccessful in integrating the acquisitions in accordance with its business strategy;

      o     As a result of such acquisitions, MA Industries may lose major customers or face exposure to unexpected liabilities;

      o     MA Industries may lose key employees and managers as a result of such acquisitions and may not be able to hire skilled manpower to replace them.

MA INDUSTRIES' AGROCHEMICALS BUSINESS MAY BE NEGATIVELY IMPACTED IN THE EVENT OF
SIGNIFICANT PRODUCT LIABILITY CLAIMS THAT EXCEED ITS INSURANCE COVERAGE.

      The activities of MA Industries are exposed to risk relating to product liability claims. MA Industries has insurance coverage for third party liability and defective products of up to $300 million per annum. In the event that MA
Industries would be found liable in a lawsuit concerning product liability, its insurance coverage may not apply or may not be sufficient to cover the damages, and this may have a significant negative impact on our agrochemicals business.
Furthermore, publication of the existence of such a claim could have a negative impact on the reputation of MA Industries, and this could have a negative impact on its business.

IF THE SECTORS OF THE TELECOMMUNICATION EQUIPMENT MARKET TARGETED BY ECI TELECOM
LTD., ONE OF OUR AFFILIATES, DO NOT CONTINUE TO GROW, ITS RESULTS OF OPERATIONS,
AND CONSEQUENTLY, OUR NET EARNINGS, MAY BE MATERIALLY ADVERSELY AFFECTED.

      For the year ended December 31, 2006, our equity in the loss of our affiliated company ECI Telecom Ltd., or ECI, amounted to approximately 8% of our consolidated net loss. For the year ended December 31, 2005, our equity in the results of ECI accounted for approximately 17% of our consolidated net earnings.
As of December 31, 2006 and 2005, our investment in ECI accounted for approximately 34% and 32%, respectively, of our total shareholders' equity.

      ECI has targeted the optical networks sector of the telecommunication equipment market, which has expanded in recent years and the broadband sector of the telecommunication equipment market, which has contracted in 2006. The market for optical networks products is being driven in particular by the increase in demand for wireless backhaul. This demand is fueled by the significant increase in the number of cellular subscribers in emerging markets, such as Russia,
Ukraine, India and the Philippines. In more developed countries, the primary reason for this demand is the build-up of 3G (third generation) networks.
Recovery in the revenues of ECI's Broadband Access Division during 2007, from the relatively low level it reached in the latter part of 2006, depends upon a number of factors. These include the transition to new broadband technologies and the pace of their adoption by ECI's customers, increased purchases by the division's two major customers, sales to new customers in the emerging markets, as well as possible sales to new European customers and the success of a new strategic distribution partnership entered into with a major communications equipment manufacturer.

      If either the optical networks market or the broadband market fails to grow, or if ECI is unable to respond adequately and take full advantage of the growth, ECI's business and results of operations may be materially adversely affected and consequently, our net earnings may be materially adversely affected.

OUR AFFILIATED COMPANIES NEED TO DEVELOP AND INTRODUCE NEW PRODUCTS AND
PENETRATE NEW MARKETS IN THE TELECOMMUNICATION EQUIPMENT AND AGROCHEMICAL
BUSINESSES IN ORDER TO REMAIN COMPETITIVE IN THOSE INDUSTRIES. THESE AFFILIATED
COMPANIES ARE ALSO PARTIALLY DEPENDENT ON LICENSED TECHNOLOGY.

      For the year ended December 31, 2006, our equity in the results of affiliated companies, ECI, ECtel Ltd., or ECtel (which has been included in our consolidated financial statements according to the equity method only as of the third quarter of 2006), and Telrad Networks Ltd., or Telrad, which operate in the telecommunication equipment business, contributed NIS 3 million, NIS 3 million and NIS 100 million, respectively to our consolidated net loss, while our equity in the results of MA Industries, which operates in the agrochemical business, contributed earnings of NIS 66 million, which partially offset our consolidated net loss. For the year ended December 31, 2005, our equity in the results of ECI and MA Industries contributed earnings of NIS 53 million and NIS
359 million, respectively, to our consolidated net earnings, while our equity in the results of Telrad contributed a loss of NIS 90 million, which partially offset our consolidated net earnings. In addition, as of December 31, 2006, our investments in ECI, ECtel, Telrad and MA Industries together accounted for approximately 142% of our total shareholders' equity and as of December 31,
2005, our investments in ECI, Telrad and MA Industries together accounted for approximately 104%, of our total shareholders' equity. The business and market in these segments are characterized by rapid technological and product development. Consequently, the ability to anticipate changes in technology and to develop and introduce new and enhanced products on a timely basis will be significant factors in the ability of these businesses to grow and remain competitive. We cannot assure you that our affiliated companies will be able to develop new products and technologies on a timely basis in order to remain competitive in the telecommunication equipment and agrochemical industries.

THE TELECOMMUNICATIONS EQUIPMENT MARKET IS VERY COMPETITIVE AND OUR AFFILIATED
COMPANIES THAT ARE ACTIVE IN THIS MARKET FACE INTENSE PRICE PRESSURE,
PARTICULARLY FROM CHINESE COMPETITORS. SUCH COMPETITION AND PRICE PRESSURE COULD
MATERIALLY ADVERSELY AFFECT THESE AFFILIATED COMPANIES' RESULTS OF OPERATIONS,
AND CONSEQUENTLY, OUR NET EARNINGS.

      ECI, ECtel and Telrad, three of our affiliated companies, operate in the telecommunications equipment and software market. As of December 31, 2006, our investments in ECI, ECtel and Telrad accounted for approximately 36% of our total shareholders' equity. As of December 31, 2005 our investments in ECI and
Telrad accounted for approximately 36% of our total shareholders' equity.

      The telecommunications market is very competitive, and competition may increase in the future, especially in the light of a number of mergers that have recently taken place in this industry, creating potentially stronger competitors. Current competitors include, primarily, the recently merged
Alcatel-Lucent, Ericsson (which has acquired both Marconi and Redback Networks), the recently merged Nokia-Siemens, as well as Huawei, Nortel and Tellabs. All of these are larger than our affiliates and may have greater name recognition, broader product lines, larger customer bases and more extensive relationship with customers, and accordingly may be better able to address an increasing trend in the industry in which service providers seek an overall telecommunication solution rather than to acquire separate products from heterogeneous equipment providers. They may also have greater financial, technical, research and development, manufacturing, marketing, sales, distribution and other resources than those currently available to our affiliates. In addition, ECI and Telrad may face particularly intensive price pressure as a result of competition from Chinese vendors.

      Increased competition and pricing pressure could have a material adverse effect on our affiliated companies' business, financial condition and operating results and may result in lower margins, loss of market share and other adverse factors and consequently, our net earnings could be materially adversely affected.

TELRAD, ONE OF OUR AFFILIATES, DEPENDS ON ONE KEY CUSTOMER.

      Telrad, one of our affiliates, is substantially dependent upon its relationship with Nortel as a key customer of Telrad's products. For the years ended December 31, 2006 and 2005, approximately 67% and 78%, respectively, of
Telrad's sales were derived from sales to Nortel. Accordingly, Telrad's sales volume is directly influenced by Nortel's sales forecasts and actual purchases.
Although we and Telrad believe that the relationship with Nortel is generally good, if such relationship was to be terminated or diminished for any reason, it could have a material adverse affect on Telrad's business, financial condition or results of operation, which may have an adverse effect on our net earnings.

OUR INVESTMENTS IN HI-TECH COMPANIES INVOLVE A HIGH DEGREE OF RISK.

      Our investment in hi-tech companies is conducted through Koor Corporate
Venture Capital, or Koor CVC. As at December 31, 2006, our Koor CVC hi-tech portfolio comprised of 5 active companies, a limited partnership in Pitango venture capital fund and a 22% interest in Scopus Network Technologies Ltd.
(which was sold on January 11, 2007), with a total book value of NIS 206
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
Alternatively, some subsidiaries and affiliates whose sales are principally in
NIS incur expenses in dollars or in other non-Israeli currencies. For example, a significant portion of the sales of our telecommunication equipment and the agrochemicals businesses are in dollars or other non-Israeli currencies, whereas a significant portion of these businesses expenses are incurred in NIS and are partially linked to the Israeli CPI. In addition, certain borrowings are linked to the dollar or other non-Israeli currencies or to the CPI. During the calendar years 2004, 2005 and 2006, the annual rate of inflation in Israel was approximately 1.2%, 2.4% and -0.1%, respectively, while the NIS appreciated against the dollar by approximately 1.6% in 2004, depreciated against the dollar by approximately 6.8% in 2005 and appreciated against the dollar by approximately 8.2% in 2006. Consequently, during the calendar years 2004, 2005 and 2006, the annual rate of inflation as adjusted for devaluation was approximately 2.8%, -4.1% and 8.8%, respectively. Continued delay in or lack of any devaluation of the NIS in relation to the dollar or other currencies may have a material adverse effect on our results of operations and financial condition.

      To compensate for inflation in Israel and changes in the relative value of
Israeli currency compared to the dollar and other currencies, we and our major subsidiaries and affiliates have adopted financial strategies, including entering into foreign currency transactions with respect to certain specific commitments and general hedging transactions with respect to monetary assets and liabilities denominated in non-Israeli currencies (including Brazilian currency). There can be no assurance, however, that such activities, or others that we may undertake from time to time, will eliminate the negative financial impact of such fluctuations.

CONDITIONS IN ISRAEL MAY AFFECT OUR OPERATIONS.

      We and our principal subsidiaries and affiliates are incorporated under the laws of the State of Israel, where our principal offices and a substantial portion of our operations are located. Accordingly, our and our affiliated companies' operations are directly influenced by the political, economic and military conditions in Israel. Since the establishment of the State of Israel in
1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. A state of hostility, varying in degree and intensity, has led to security and economic problems in Israel. Since October 2000, there has been a marked increase in hostilities between Israel and the Palestinians, and in
January 2006, Hamas, an Islamist movement responsible for many attacks against
Israelis, won the majority of the seats in the Parliament of the Palestinian
Authority. In addition, in July and August 2006, significant fighting took place between Israel and Hezbollah in Lebanon, which involved numerous missile strikes and disrupted day-to-day civilian activity in northern Israel. Further, over the last seven years and more significantly in April and May 2007, rockets have been fired by Palestinians from the Gaza strip to the neighboring southern part of
Israel.

      We cannot predict the effect on us and our affiliated companies of the increase in the degree of violence by Palestinians against Israel or the effect of military action elsewhere in the Middle East. Any armed conflicts or political instability in the region could negatively affect local business conditions and harm our and our affiliated companies' results of operations.
Furthermore, several countries restrict doing business with Israel and Israeli companies, and additional companies may restrict doing business with Israel and
Israeli companies as a result of the increase in hostilities. These restrictive laws and policies may harm our and our affiliated companies' operating results, financial condition or business expansion.

CHANGES IN CAPITAL MARKETS IN ISRAEL AND GLOBALLY MAY AFFECT OUR BUSINESS.

      A downturn in the capital markets in Israel and globally could have an adverse effect on the prices of the marketable securities held by us and by our subsidiaries and affiliates, which would impact the ability to generate capital gains from the realization of those holdings, and impair the ability to execute offerings on stock exchanges in Israel and globally. Moreover, a downturn in the capital markets in Israel and globally could make it difficult to find the financing sources required by us and our subsidiaries and affiliates to finance day-to-day operations.

MANY OF OUR AND OUR SUBSIDIARIES' AND AFFILIATES' DIRECTORS, OFFICERS AND
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

REGULATORY AND LEGISLATIVE CHANGES IN ISRAEL MAY AFFECT OUR OPERATIONS.

      Legislative changes in Israel in various areas, such as restrictive business practices, tender requirement laws, regulation of the telecommunication market, laws related to price regulation of products and services and consumer protection, environmental laws, planning and construction laws, etc., could impact our and our subsidiaries and affiliates results. Likewise, changes in policy adopted by the various authorities by virtue of these laws could have influence.

      Changes in the quota rates for goods and in the policies to protect domestic output could also influence the results of some of our subsidiaries and affiliates.

      Some of our subsidiaries and affiliates operate overseas, or their securities are traded on overseas stock exchanges. Changes in legislation and regulatory policies in the relevant foreign countries could influence the results of these companies. A change in accounting regulations could affect our and our subsidiaries and affiliates business results, and the ability of our subsidiaries and affiliates to distribute dividends.

CURRENT REGULATION OF BANKS IN ISRAEL MAY LIMIT OUR ABILITY TO OBTAIN FINANCING
FROM SUCH BANKS.

      Pursuant to the change in control of Koor that took place in July 2006, which is described elsewhere in this annual report, the banking system in Israel considers us to be part of the IDB Group which is considered by several of the major banks in Israel to be one of the six largest borrowers in Israel. There are limitations in the "Proper Conduct of Banking Business Regulations" of the
Supervisor of Banks on the amounts that a bank in Israel is allowed to lend to one "individual borrower," to one "group of borrowers" and to the six largest borrowers and borrower groups in a banking corporation. These regulations and any changes in the list of corporations that comprise the same group of borrowers as Koor and in the balance of their debt to banks in Israel, as well as changes in the equity of the banks themselves, could limit the ability of the banking system in Israel to lend money to us and to some of our subsidiaries and affiliates.

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

INCREASE IN MINIMUM WAGE AND STRIKES OR OTHER WORK STOPPAGES MAY AFFECT OUR
OPERATIONS.

      A substantial increase in the minimum wage or other significant changes in labor laws could adversely affect the operating results of our subsidiaries and affiliates engaged mainly in the tourism and industrial sectors, and consequently, also adversely affect our operating results. Additionally, strikes or other work stoppages in our subsidiaries and affiliates and strikes or other work stoppages affecting Israel's ports could severely impede our affiliated companies' ability to export products to the majority of their customers, who are outside Israel.

WE ARE SUBJECT TO THE RESTRICTIVE TRADE PRACTICES LAW THAT MAY AFFECT OUR
OPERATIONS.

      We are subject to the provisions of the Restrictive Trade Practices Law, with respect to our transactions or transactions of our subsidiaries and affiliates that constitute a merger and/or inclusion in cartels, as these terms are defined in the said law. Accordingly, certain transactions may require approval of the General Director of the Antitrust Authority, which could prevent the execution of transactions, as noted, or the Antitrust Authority could condition its approval on restrictive terms. The terms included in the merger permits that were or will be given by the General Director of the Antitrust
Authority, in connection with the acquisition of holdings in various companies by the controlling shareholders of Koor and/or companies they control, could limit our and our subsidiaries and affiliates operations and influence our results.

SERVICE AND ENFORCEMENT OF LEGAL PROCESS ON US AND OUR DIRECTORS AND OFFICERS
MAY BE DIFFICULT TO OBTAIN.

      Service of process upon our directors and officers and the Israeli experts named herein, all of whom reside outside the United States, may be difficult to obtain within the United States. Furthermore, since substantially all of our assets, all of our directors and officers and the Israeli experts named in this annual report, are located outside the United States, any judgment obtained in the United States against us or these individuals or entities may not be collectible within the United States.

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

WE HAVE VOLUNTARILY DELISTED FROM THE NEW YORK STOCK EXCHANGE AND TERMINATED OUR
ADR PROGRAM, AND INTEND TO SEEK TO TERMINATE OUR EXCHANGE ACT REGISTRATION.

      In view of the increasing significant and disproportionate costs to us of maintaining a U.S. listing, an ADR program and a registration under the Exchange
Act, and because of the limited number of holders of record of our ADRs and the low trading volume of our ADRs on the New York Stock Exchange, or NYSE, on May
14, 2007, we announced that we intend to voluntarily delist our ADRs from the
NYSE, terminate our ADR program with the Bank of New York, or BONY, as depositary and terminate our Exchange Act registration. On June 8, 2007, we filed a Form 25 with the SEC to effect the delisting, which we expect will take place on June 18, 2007, and on June 20, 2007, we expect to terminate the deposit agreement with BoNY relating to our ADR program. We intend to terminate the
Exchange Act registration of our ADRs and ordinary shares under the Exchange Act as soon as circumstances permit, thereby terminating our obligation to file annual and other reports with the SEC. We currently expect such deregistration to take effect not earlier than the third quarter of 2007.

      As a result of the termination of the deposit agreement for our ADR program, our ADRs will no longer be transferable. However, until September 18,
2007, ADR holders are entitled to exchange their ADRs for the underlying ordinary shares (subject to cancellation fees charged by the depositary), failing which ADR holders will only be entitled to receive cash following the disposal by the depositary of their underlying ordinary shares on the Tel Aviv
Stock Exchange. Remaining ADR holders may obtain the cash proceeds from the sale, net of any applicable charges, expenses, taxes or governmental charges, by returning their ADRs to the depositary after September 18, 2007. There can be no assurance as to the price that the depositary will obtain upon such a sale.

      The foregoing actions may have an adverse impact on the market price for our ordinary shares.

      If we are successful in terminating our Exchange Act registration, we will no longer be obligated to file reports with or furnish reports to the SEC, including annual reports on Form 20-F and current reports on Form 6-K. In addition, we will not be required to disclose financial information in accordance with U.S. GAAP. We will continue to provide information to our shareholders in accordance with the requirements applicable to us in Israel.

ITEM 4. INFORMATION ON THE COMPANY.

      We are a company limited by shares organized and existing under the laws of the State of Israel. We were initially incorporated in 1944 and our full legal and commercial name is Koor Industries Ltd.

      The address of our registered office is 3 Azrieli Center, Triangle Tower,
43rd Floor, Tel-Aviv 67023, Israel, and our telephone number is +972-3-607-5106.
The address of our Internet website is: www.koor.com. Our ADSs are listed on the
New York Stock Exchange and our ordinary shares are listed on the Tel-Aviv Stock
Exchange, both under the ticker symbol KOR.

GENERAL

      We are a diversified investment holding company. We are engaged, through our direct and indirect, wholly and partially owned subsidiaries and affiliates, in the following core businesses: agrochemicals, telecommunications equipment, venture capital investments, tourism as well as in other businesses.

      For the year ended December 31, 2006, we reported consolidated losses before income tax of approximately NIS 99 million and consolidated net losses of approximately NIS 41 million.

BUSINESS OVERVIEW

      MAJOR SHAREHOLDERS

      In October 1997, as a result of several transactions, the Claridge Group
(comprised of Claridge Israel Ltd. and affiliated entities) became our largest shareholder. During January 1999, Claridge Israel Ltd. transferred its holdings to Claridge Israel L.L.C. which, during December 2003, transferred half of its holdings to Esarbee Investments Limited (which, together with Claridge Israel
L.L.C. and affiliated entities comprise the Claridge Group).

      On May 1, 2006, Discount Investments Corporation Ltd., or Discount
Investments, a subsidiary of IDB Development Corporation Ltd., signed an agreement to acquire from the Claridge Group, as well as from Anfield Ltd. (a company registered in Israel and owned by Jonathan B. Kolber, our current
Chairman and our former Chief Executive Officer) and another company related to the family of Jonathan B. Kolber, all of our shares held by those entities totaling 5,753,207 shares, or approximately 34.9% of our outstanding shares, for
$445.8 million. All approvals, to which the transaction was subject, including the approval of Israel's anti-trust commissioner, have been granted. On July 3,
2006, this transaction closed and 5,081,033 of our shares, or approximately
30.9% of our outstanding shares, were transferred to Discount Investments for approximately $394 million. On September 28, 2006, Discount Investments completed a special tender offer, whereby it purchased an additional 890,000 shares, or approximately 5.4% of our outstanding shares, from the public.

      On December 28, 2006, Anfield Ltd. sold to Discount Investments its remaining 672,174 shares for approximately $56 million. Furthermore, on December
27 and 28, 2006, Discount Investments purchased an additional 332,279 shares from several of our former directors and employees, as well as several of our present employees for approximately $26 million.

      As a result of the above transactions, as of December 31, 2006, Discount
Investments held approximately 42.1% of our ordinary shares. In addition, as of
December 31, 2006, IDB Development Corporation Ltd., the parent of Discount
Investments, held approximately 9.9% of our ordinary shares.

      STRATEGY

      Our investment policy is based on identifying and exploiting investment opportunities and striving to actively create value in our investments, while focusing on export-oriented Israeli companies. We simultaneously examine our existing investment portfolio with the aim of enhancing it and taking advantage of opportunities to sell investments so as to generate value for our shareholders. We generally focus on investments in which we have an influential position and on investments of a significant size, which when enhanced, will boost our investment portfolio. We have the financial ability and leveraging potential that we believe allows us to expand our investment portfolio without jeopardizing our financial strength and positioning.

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

      On April 25, 2006, we signed an agreement for the sale of our entire holding in Koor Trade to a group of managers, including one of our senior executives, for $8.3 million. This transaction was completed on May 28, 2006.

      During 2006, we purchased 35,297,993 shares of MA Industries for an aggregate amount of NIS 818 million. Furthermore, pursuant to a program adopted by the board of directors of MA Industries in November 2005, MA Industries repurchased 24,875,703 of its shares during the period from November 2005 to May
2006. As a result of the acquisition of shares by us and the share repurchases by MA Industries, our holding in MA Industries increased to 39.6% as at December
31, 2006.

      On November 27, 2006 we sold our interest (approximately 10%) in one of
Koor CVC's venture capital portfolio investments, Followap Inc. for consideration of approximately $13 million of which $12 million was received in
January 2007.

      On June 29, 2006, ECI distributed 2.9 million shares of ECtel to ECI's shareholders. These shares constituted approximately 15.9% of ECtel's outstanding shares. We received 815,660 ECtel shares in this distribution. These shares, combined with ECtel shares distributed as dividend by ECI in May 2004 and ECtel shares purchased from an affiliate, Telrad Networks Ltd., in December
2005, provide us with significant influence over ECtel (an interest of 21.4%)
and accordingly our investment in ECtel is accounted for according to the equity method as of the third quarter of 2006.

      In August 2006, we committed for investment of $15 million in Indivision
India Partners, a private equity fund investing in businesses catering to consumers in India. Our balance of this commitment at December 31, 2006 and at
June 15, 2007 was $13.5 million and $11.25 million, respectively.

      On November 22, 2006, we entered into an agreement for the sale of the majority of our investment in Elbit for total consideration of approximately $70 million, to be received in installments, bearing interest according to the LIBOR rate. The first installment was received on November 27, 2006. On March 26,
2007, we received the second installment in an amount of $14 million, and agreed to replace the three coming installments with one final installment due on
September 26, 2007. On December 5, 2006, we sold the remainder of our shares in
Elbit in a block trade for a total consideration of approximately NIS 112 million.

      On December 17, 2006 we signed an agreement for the sale of our entire holdings (56.5%) in Sheraton Moriah (Israel) Ltd., or Sheraton Moriah, to Azorim
Development and Construction Co. Ltd., or Azorim, for total consideration of approximately $24 million. The sale is linked with the sale by a related party,
Clal Tourism Ltd., or Clal Tourism, to Azorim of its entire holdings (100%) in its subsidiaries Accor-Clal Israel Hotels (1995) Ltd. and Accor-Clal Israel
Hotel Management Company Ltd., together with outstanding shareholders' loans
(amounting to approx. $16.7 million) and capital notes, for total consideration of $44.2 million. Clal Tourism is wholly owned by IDB Development Corporation
Ltd., or IDBD, which is our ultimate parent, holding directly and through
Discount Investment Corporation Ltd. approximately 52% of our outstanding shares. The transaction was completed on April 26, 2007, after receiving all requisite approvals. The consideration due to us under the agreement is payable in three installments: the first, in the amount of $6.3 million, was received on
December 21, 2006; the second, in the amount of approximately $8.6 million, was received on the closing date; and the remainder, in the amount of approximately
$9.2 million, is to be paid on March 27, 2008. Upon the closing of the transaction, we were released from guaranties that we provided to Israeli banks to secure debt of Sheraton Moriah, in the amount of approximately $9.2 million.

      On December 28, 2006, we sold our entire holding in Isram Wholesale Tours and Travel Ltd., or Isram, for total consideration of $1.26 million. As a result of the sale, Isram's operations have been presented in our consolidated financial statements as discontinued operations. See Note 24(3) to our consolidated financial statements included elsewhere in this annual report.

      RECENT DEVELOPMENTS

      On January 11, 2007 we sold our entire holdings (approximately 22%) in
Scopus Video Networks, one of Koor CVC's portfolio investments, for consideration of approximately $16 million.

      On May 8, 2007 we signed an agreement to sell 4.96% of Knafaim Holdings
Ltd., or Knafaim. The shares will be sold at a price per share of $10.47, for total consideration of approximately $7.4 million. $1.5 million was paid upon signing and the remainder will be paid upon the closing of the transaction. On
June 5, 2007, the purchaser notified us that it is exercising an option granted to it to purchase the balance of our shareholding in Knafaim, representing approximately 4.2% of Knafaim's share capital at the same purchase price, for total additional consideration of approximately $6.3 million. The closing for both the initial sale and the option exercise is currently expected to take place by the end of the second quarter of 2007.

      On May 14, 2007, we announced that we are currently considering a possibility of purchasing an additional 5% to 10% of the outstanding share capital of MA Industries by means of a tender offer. The timetable, volume and terms of the possible offer have not yet been determined, and there is no certainty that such an offer will take place.

      On May 14, 2007, we announced our intention to voluntarily delist from the
New York Stock Exchange, or NYSE, and to terminate our American Depositary
Receipt, or ADR, program with the Bank of New York, or BoNY. On June 8, 2007, we filed a Form 25 with the SEC to effect the delisting, which we expect will take place on June 18, 2007, and on June 20, 2007, we expect to terminate the deposit agreement with BoNY relating to our ADR program. Subsequent to the termination of the deposit agreement, ADRs will no longer be transferable. Holders of ADRs will, however, be entitled to return their ADRs to BoNY before September 18,
2007 and receive the appropriate number of underlying ordinary shares (each ADS represents 0.20 of an ordinary share), subject to cancellation fees charged by
BoNY pursuant to the deposit agreement.

      On May 14, 2007, we also announced that we intend to terminate the registration of our ADRs and ordinary shares with the U.S. Securities and
Exchange Commission, or SEC, as soon as possible following the delisting from the NYSE, thereby terminating our obligation to file annual and other reports with the SEC. We currently expect such deregistration to take effect not earlier than the third quarter of 2007.

      Our decision to delist and deregister was made after careful consideration by our board of directors of various factors, including (i) the limited number of our U.S. holders of record, (ii) the low trading volume of our ADR's on the
NYSE compared to the trading volume of our ordinary shares on the Tel Aviv Stock
Exchange, or TASE, (iii) the ongoing costs of maintaining the NYSE listing and
ADR program, (iv) the significant costs associated with being a reporting company under the U.S. securities laws, including costs arising from compliance with the provisions of the Sarbanes-Oxley Act of 2002, (v) the continued trading of our ordinary shares on the Tel Aviv Stock Exchange, or TASE, and (vi) our continuing obligation to file public reports with the Israeli Securities
Authority and the TASE in accordance with the Israeli securities laws and regulations.

      OUR AGROCHEMICALS BUSINESS

      Our affiliated company, Makhteshim Agan Industries Ltd., or MA Industries, operates in the agrochemicals business through its direct and indirect subsidiaries.

      As of December 31, 2006, our principal affiliated companies in the agrochemicals business were:

                                                 Percentage Of
                                                 Voting Rights(1)        Principal Products and Services
                                                 ----------------        ---------------------------------------------------------

Makhteshim Agan Industries Ltd.(2)                    39.6%(3)           Holding Company
Makhteshim Chemical Works Ltd.                       100.0%(4)           Insecticides and fungicides and other chemicals
Agan Chemical Manufacturers Ltd.                     100.0%(4)           Herbicides and synthetic aroma chemicals
Milenia Agro Ciensias S.A.                           100.0%(4)           Formulation and distribution of crop protection chemicals
Lycored - Natural Products Industries Ltd.            98.0%(4)(5)        Natural Products and Food Additives

(1)   Represents the ownership percentage we use for accounting purposes, which is based on voting rights.
(2)   The ordinary shares of MA Industries are traded on the Tel Aviv Stock
      Exchange, or TASE.
(3)   Approximately 36.5% on a fully diluted basis taking into consideration the exercise of outstanding stock options, the conversion of outstanding convertible debentures and the reissuance of treasury stock.
(4)   Indicates the percentage of direct ownership by MA Industries.
(5)   In 2005, Lycored granted stock options to employees, which, if exercised, will dilute MA Industries direct ownership in Lycored to approximately
      91.84%.

      MA Industries is the world's leading generic manufacturer of crop protection products. After a long period of coordination and cooperation as separate publicly-traded entities, Makhteshim and Agan formally merged in May
1998. The new MA Industries replaced its predecessors on the Tel Aviv Stock
Exchange and now has several wholly-owned subsidiaries which include Makhteshim
Chemical Works Ltd., or Makhteshim, Agan Chemical Manufacturers Ltd., or Agan,
and Milenia Agro Ciensias S.A., or Milenia, all of which are collectively referred to as "the MA Group." These companies are leading international suppliers of generic crop protection products. The MA Group produces a full range of crop protection chemicals, including acaricides, insecticides, fungicides, herbicides as well as plant growth regulators. The MA Group is also engaged in the development, production and marketing of fine chemicals, intermediates, specialty aroma chemicals, industrial chemicals, antioxidants and nutraceuticals.

      THE AGROCHEMICALS BUSINESS ENVIRONMENT IN 2006

      After several years in which the agrochemicals market underwent significant structural changes, recovery in the past years has been indicated by increased demand for plant protection chemicals and improved business results of most companies. In 2006, the agrochemical market decreased by 3.7%, mainly because of adverse weather conditions and price erosion, reaching $30.4 billion, compared with $31.3 billion in 2005.

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

      CROP PROTECTION

      Generic agrochemicals offer an alternative source for widely utilized chemicals previously manufactured under patents by larger research-based chemical manufacturers. Research-based chemical manufacturers often focus their resources on developing new agrochemicals and supply of additional chemicals by generic manufacturers, such as MA Industries, to supplement their capacity. In the next few years, as a result of decreased resources committed to research and development of new agrochemicals products and the expiration of existing patents, a significant number of widely used agrochemicals are expected to lose patent protection in many geographic regions (primarily South America), substantially increasing the available market for sales by generic manufacturers. The off patent component of the agrochemical industry grew in recent years and is expected to continue to grow in the upcoming years. In addition, the modernization of the agricultural industries of Eastern Europe and other developing countries offers increasing sales opportunities for both research-based and generic agrochemical manufacturers.

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

      The MA Group markets its crop protection chemicals primarily to national distributors and foreign manufacturers, who use such chemicals in the formulation of a wide range of products and sell the formulations to distributors and end users. The MA Group manufactures over 90 different active ingredients, which are sold as technical grade materials and as approximately
500 "ready" formulations. These technical grade materials are used in the formulation of a wide range of herbicides, insecticides, fungicides and plant growth regulators. The "ready" formulations are sold to distributors. Agan sells its synthetic aroma chemicals principally to the detergent, soap and cosmetics industries. No single product manufactured and sold by the MA Group accounted for more than 10% of MA Industries' total sales in 2006 and 2005.

      FOREIGN ACTIVITIES

      As part of MA Industries' strategy to focus on its core businesses and increase market penetration in the agrochemicals industry, it has continued to expand its agrochemicals business abroad.

      In October 2001, MA Industries and several of its subsidiaries entered into a securitization transaction, pursuant to which the subsidiaries agreed to sell all their accounts receivable to several foreign companies which were established for this purpose, but which are not owned or controlled by MA
Industries or its subsidiaries. The acquisition of the accounts receivable by these companies was financed by a United States affiliate of the Bank of America
Group. On September 28, 2004, MA Industries and certain subsidiaries signed an agreement with Bank of America to terminate the securitization undertaking. On that same date, they entered into a new agreement with Rabobank International for the sale of trade receivables in a securitization transaction to replace the previous agreement with Bank of America. The new agreement is similar in principle to the prior agreement with several changes, including, among others, that in the new agreement additional MA Industries subsidiaries are included in the transaction. The volume expected to be at the disposal of the companies purchasing the accounts receivable is approximately $250 million (compared with
$150 million in the previous securitization agreement), on a current basis, so that the considerations received from the customers whose debts were sold will be used to purchase new debts. Under the terms of the securitization agreements,
MA Industries will handle collection of the sold debts for these companies in consideration of a fee, which is to be determined in accordance with such agreements. The period in which the companies will sell their trade receivables will be one year from the closing date of the transaction. This period may be extended, with the consent of all the parties, for additional one-year periods, up to a maximum of four extensions. Under the terms of the agreement, MA
Industries undertook to meet certain financial covenants, mainly a ratio of liabilities to capital and profitability ratios, and as of December 31, 2006 and
March 31, 2007, MA Industries was in compliance with these covenants. As of
December 31, 2006, MA Industries received cash proceeds of approximately $176 million from this securitization transaction, and as of March 31, 2007, the MA
Industries received cash proceeds of $235 million.

      ACQUISITION OF DISTRIBUTION AND MANUFACTURING COMPANIES

      2004 TRANSACTIONS

      During 2004, MA Industries, through wholly owned and controlled subsidiaries, acquired distribution companies at a total cost of approximately
$108 million. Set forth below is a description of the primary transactions during 2004.

      In April 2004, MA Industries, through a wholly-owned subsidiary, signed agreements to acquire ownership and control in the Farm Saver Group LLC, which is engaged in the registration, import and marketing of agrochemicals in the
U.S. The total purchase price amounted to approximately $60 million in cash, as well as shares of MA Industries valued at $7.5 million at that time.

      In June 2004, MA Industries, through a wholly owned subsidiary, signed an agreement for the acquisition of approximately 45% of Control Solutions Inc., or
CSI, a U.S. company engaged in the marketing of pesticides to the non-crop market in the United States. The total purchase price amounted to approximately
$13.5 million. The non-crop market includes the extermination of weeds, disease and pests in non-agricultural areas such as roadsides, forests, lawns, gardens, timber and paint industries and residences. During 2005, the MA Industries subsidiary exercised the option it had been granted by the agreement and increased its stake in CSI to 60%. During 2006, the MA Industries subsidiary purchased an additional 7.1% of CSI shares from a third party and now holds
67.1% of the shares of CSI. In addition, commencing in 2009, the remaining shareholders of CSI have the right to require the MA Industries subsidiary to acquire from the remaining shareholders of CSI, and the MA Industries subsidiary has the right to require the remaining and shareholders of CSI to sell, the balance of their shares in CSI.

      In July 2004, MA Industries, through a wholly owned subsidiary, signed an agreement for acquisition of all the shares and rights of Farmoz PTY Limited, the fourth largest Australian company engaged in the marketing and distribution of pesticides in Australia.

      In September 2004, MA Industries, through a subsidiary, signed an agreement for acquisition of 50.1% of the rights in RiceCo LLC, a U.S. company engaged in the development and marketing of herbicides for rice. The purchase price and scope of activities of RiceCo are not material, however this acquisition was MA Industries' first entry into the field of rice crops which is the third largest crop in terms of global sales, and therefore this acquisition was a further step in MA Industries penetration into the U.S. market.

      The total purchase price paid for CSI, Farmoz and RiceCo amounted to approximately $41 million.

      2005 TRANSACTIONS

      During 2005, MA Industries, through wholly owned and controlled subsidiaries, acquired distribution companies and entered into cooperation agreements in the Benelux region, Scandinavia and Hungary at a total cost of approximately $22.3 million. Set forth below is a description of the primary transactions during 2005.

      In February, 2005, MA Industries, through a wholly owned subsidiary, signed a long term joint supply agreement with Bayer CropScience LP, or Bayer, for the marketing of Tebuconazole in the U.S. Tebuconazole is a fungicide which is intended to treat a wide variety of diseases in a large number of economically important crops such as cereals, grapes, peanuts, fruit trees and vegetables. Tebuconazole is sold in the U.S. under the name "Orius" which is the brand name under which MA Industries sells Tebuconazole in many other parts of the world.

      In March 2005, MA Industries, through a wholly owned and fully controlled subsidiary, completed the acquisition of 49% of the shares of Makhteshim Agan
Benelux & Nordic B.V., or MABENO, which acts as the exclusive distributor of plant protection products in the Benelux region and Scandinavia. The Benelux consists of Belgium, the Netherlands and Luxembourg and represents an economic agreement among those countries. The MA Industries subsidiary was granted an option, exercisable at any time, to increase its share in MABENO to 55%.

      In April, 2005, MA Industries, through a wholly owned subsidiary, signed a long term strategic supply agreement with Bayer relating to the insecticide called Imidacloprid, which is protected in most countries around the world by patents owned by Bayer. Under the agreement, Bayer is to provide the MA
Industries subsidiary with Imidacloprid in order for the subsidiary and other companies in the MA Group to sell it to the MA Group's customers around the world, in the area of agrochemicals and in other areas. The agreement affords the MA Industries subsidiary the right to rely on the licensing data of
Imidacloprid, owned by Bayer, in various countries. Imidacloprid is an insecticide with a broad range of uses on more than 140 different crops, and is one of the most important insecticides currently sold around the world. The product is sold in more than 100 countries.

      In May 2005, MA Industries, through wholly owned and fully controlled subsidiaries, acquired 70% of the shares of Biomark Tradinghouse Co., or
Biomark, which is engaged in the marketing of plant protection materials in
Hungary. During the first quarter of 2007, the MA Industries subsidiary exercised the option it had been granted to purchase the balance of the shares of Biomark and thereby increased its holdings to 100%.

      In November 2005, MA Industries, through a subsidiary, acquired the assets and business of Buckton Scott Nutrition, a subsidiary of Buckton Scott Group in
New Jersey. Buckton Scott Nutrition is engaged in the field of raw materials for health food supplements.

      2006 TRANSACTIONS

      At the beginning of 2006, MA Industries established a representative office in China for the purpose of coordinating MA Industries' purchasing activities in China.

      During 2006, MA Industries, through wholly owned and controlled subsidiaries, acquired distribution companies and a manufacturing company in the
USA, Italy, Czech Republic and established a company in Russia at a total cost of approximately $35.4 million. Set forth below is a description of the primary transactions during 2006.

      In April 2006, a wholly owned subsidiary of MA Industries signed an agreement for the acquisition of 30% of the shares of Alligare LLC, a U.S.
company engaged in the development, marketing and sale of herbicides for the non-crop market. In January 2007, the MA Industries subsidiary increased its stake in Alligare to 49%. The MA Industries subsidiary has the option to acquire control of Alligare commencing in 2008.

      In May 2006, a wholly owned subsidiary of MA Industries signed an agreement for the acquisition of 60% of Kollant Group, a leading company in
Italy in the non-crop market. Kollant develops, manufactures and markets a wide range of products, including sanitation products, mainly for the non-crop market.

      In May 2006, a subsidiary of MA Industries signed an agreement for the acquisition of the business of H. Reisman Corporation, a U.S. company engaged in the manufacturing and marketing of vitamins and minerals in the food supplement industry. The acquisition also included the purchase of a manufacturing patent for natural products, which will enable MA Industries to expand the variety of natural products that the MA Group manufactures.

      During 2006, MA Industries also acquired 75% of the shares of a distribution company in the Czech Republic, Agrovita SPOL. S.R.O., and completed the establishment of a company in Russia. MA Industries also established a liaison office in Hungary to coordinate its activities in Central and Eastern
Europe.

      RECENT TRANSACTIONS

      In January 2007, MA Industries, through a wholly owned and controlled subsidiary, acquired a distribution company in Ecuador at a cost of approximately $5.8 million.

      ELECTRICITY AND STEAM SUPPLY AGREEMENT

      In July 2006, a subsidiary of MA Industries signed an agreement with
Ashdod Energy Ltd., or Ashdod Energy, pursuant to which Ashdod Energy will construct a power plant for production of electricity and steam and will supply electricity and steam to the subsidiary from the power plant. At the same time, the companies signed a sublease agreement whereby the subsidiary will lease land to Ashdod Energy on an area measuring about 10,500 square meters for purposes of construction of the power plant. The agreement for supply of electricity and steam is for a period of 20 years from the power plant's operation date or a period of 24 years and 11 months from the signing date of the land agreement, whichever occurs first.

      SHARE REPURCHASE PROGRAM; DIVIDEND POLICY

      On November 14, 2005, MA Industries' board of directors decided to adopt a policy according to which the MA Industries will repurchase its own shares in the amount of $150 million. The shares acquired will become dormant shares as long as they are held by MA Industries. As of December 31, 2006, MA Industries
had repurchased 24,875,703 of its own shares, constituting approximately 5.4% of its total issued and paid-up share capital, pursuant to the repurchase program for an aggregate repurchase price of approximately $134 million. In August 2006,
MA Industries' board of directors approved the termination of the repurchase program.

      On March 8, 2006, the board of directors of MA Industries resolved to change its dividend policy so that, commencing with dividends to be paid in respect of the year ended December 31, 2005, MA Industries will distribute dividends amounting to up to 50% of net earnings for the period.

      In May 2006, MA Industries' board of directors resolved to distribute a dividend of NIS 135 million which was paid on August 31, 2006. Our share of the dividend was NIS 42 million.

      On March 12, 2007 the board of directors of MA Industries resolved to rescind the abovementioned resolution regarding the dividend payment as a fixed percentage of net earnings. Instead, MA Industries' board of directors will examine the possibility of distributing dividends and the amount thereof from time to time, in accordance with the investment policy and the needs of MA
Industries, and the existence of sufficient distributable earnings.

      RECENT DEVELOPMENTS

      As a result of intensified competition and the pace of price erosion that accelerated in 2006 in the agrochemical products market, on March 12, 2007, the board of directors of MA Industries approved the implementation of a reorganization plan for MA Industries. The reorganization plan, which is based on recommendations of internal teams assisted by the McKinsey research and consulting company, is designed to create flexibility and faster response capabilities to the market's demands, to save production costs and to create synergy in operating processes. In the estimation of MA Industries' management, the write-offs and costs, to the extent required, in connection with implementation of the reorganization plan, will not be material.

      The purpose of the reorganization plan is to achieve two main goals:

      o     Continued transformation of MA Industries into a multinational company, with its main focus on marketing worldwide. To this end, in accordance with the plan's recommendations, MA Industries intends to consolidate more extensive authorities in the primary regional operation management teams of MA Industries: Europe, North America,
            South America, and the rest of the world, with the intention of solidifying the MA Industries' marketing channels, in order to better meet the changing needs of each region's customers; and

      o     Completion of the operational merger between Makhteshim and Agan, which will include the merging of different functions in various operational areas, including raw material purchases, sales and finance, in order to streamline operations and create optimization of the production facilities of MA Industries and the chain of supply.

      The recommendations of the plan to accomplish the above goals are to focus on each of the following parameters:

      o     Creation of closer proximity of MA Industries to the target markets and improve its ability to respond to the markets' needs, in order to streamline the sales network and increase the sales volumes of MA
            Industries;

      o     Improvement of the purchasing process and merging them in order to reduce purchasing costs; and

      o     Increasing the efficiency and effectiveness of, and eliminating duplication in, the areas of purchasing, finance and marketing in MA
            Industries' companies operating in Israel.

      The reorganization plan includes a series of actions to increase the operating flexibility of MA Industries and to reduce costs, deriving from five main areas: (1) merging and improving the purchasing activity of Makhteshim and
Agan; (2) merging the headquarters of Makhteshim, Agan and the MA Group's existing headquarters; (3) improving the chain of supply; (4) streamlining the production processes in the MA Group's plants; and (5) energy cost savings.

      The board of directors instructed MA Industries' management to immediately begin implementation of the plan, to be fully implemented by the end of 2008.

      OUR TELECOMMUNICATION EQUIPMENT BUSINESS

      As of December 31, 2006, our principal affiliated companies in the telecommunication equipment business were:

                                    Percentage Of
                                    Voting Rights(1)        Principal Products and Services
                                    ----------------        ------------------------------------------------

ECI Telecom Ltd.(2)                       28.1%             Telecommunication equipment and systems
ECtel Ltd.(3)                             21.4%             Fraud management and revenue protection software
Telrad Networks Ltd.                      61.0%             Telecommunication equipment and systems

(1)   Represents the ownership percentage we use for accounting purposes, which is based on voting rights.
(2)   An entity controlled by our controlling shareholder holds approximately
      13% of ECI Telecom.
(3)   An entity controlled by our controlling shareholder holds approximately 9%
      of ECtel.

      ECI TELECOM LTD. (ECI)

      ECI is a provider of scalable broadband access, transport and data networking infrastructure platforms for optical and digital telecommunications networks. ECI designs, develops, manufactures, markets and supports telecommunications solutions for evolving services, including voice, data, video and multimedia, and for building next generation converged networks. ECI's products are designed to create and manage bandwidth, maximize revenues for network operators, reduce operating expenses, expand capacity, improve performance and enable new revenue-generating services. ECI markets its products to wireline and wireless service providers, worldwide.

      ECI now operates primarily through two divisions, although it has certain other operations and interests:

      THE TRANSPORT NETWORKING DIVISION, or TN Division, was formed in January
2007 as a result of the merger of the Optical Networks Division and the Data
Networking Division, which was known as Laurel Networks until its acquisition by
ECI in June 2005. The Data Networking Division offered high-performance edge routers and developed new technologies intended to become integral primarily in
ECI's next generation transport solutions as they evolve to encompass Internet
Protocol, or IP, and packet capabilities.

      The primary products of the TN Division are ECI's optical network systems, which provide telecommunications service providers with intelligent and flexible high-density, data-aware transport solutions for the metro access, metro-core and regional networks. This product line enables end-to-end transport of voice and data from the user's premises to high-capacity optical backbones, supports the process of streamlining the use of optical networks and allows telecommunications service providers to offer additional services with greater efficiency. These transport systems are used by wireline and wireless service providers, utilities and cable/multi service operators and in military and government networks.

      As part of ECI's strategy to expand and diversify its global development resources and augment its product line, in April 2005, it acquired the optical activities and technology of Eastern Communications Co. Inc. This acquisition broadened its current Multi Service Provisioning Platform, product line, by adding a compact, affordable optical access product. The acquired operations were merged with Hangzhou ECI Telecommunications Co. Ltd., or HETC, its subsidiary in China, increasing its interest to 72.4%. In February 2007, ECI completed the purchase of the remaining 27.6% minority interest in HETC and ECI now holds a 100% interest in HETC.

      The TN Division also continues to offer bandwidth management solutions.
These consist of digital cross-connect products, which enable end-to-end bandwidth management of global data and voice communications networks. Digital cross-connections allow telecommunications service providers to enhance the efficiency of bandwidth usage across their transport networks, converting the raw bandwidth provided by optical equipment into differentiated telecommunication services. The bandwidth management solutions product line is a mature product set and does not contribute materially to ECI's long term income expectations. Accordingly sales have been declining in recent years and are expected to continue to decline.

      The TN Division also sells routers that enable telecommunications carriers and service providers to deliver IP-based data, voice, and video services.
Designed to meet carriers' scalability needs, the routers allow new services and capabilities to be added to carrier networks, intended to be without incremental cost, as the subscriber base grows.

      The TN Division has a relatively wide customer base. The customers include wireline and wireless service providers, utility companies, cable /multi service operators, and government and military agencies. As of December 31, 2006, the division had more than 200 customers worldwide, and the majority of them are in emerging markets.

      THE BROADBAND ACCESS DIVISION, or BBA Division, develops, manufactures, markets and sells innovative access products that enable telecommunications service providers to mass deploy broadband networks and offer a variety of advanced services. The BBA Division's solutions enable telecommunications service providers to enhance their existing local loop usage performance and efficiency, increase line capacity and facilitate advanced services on existing infrastructure, and to introduce fiber to the curb, node and premises (FTTx) as well as similar solutions with even higher capacity. ECI's broadband access solutions address the use of copper telephone wire and fiber to provide voice, data, and video services at multi-megabits and gigabits per-second speeds.

      Over the last several years, there has been a significant rise in demand for advanced broadband services, driving the need for broadband access products.
This has also led to significant price declines, both in services offered as well as the technologies enabling such services. Telecommunications service providers around the world have viewed DSL technologies as a means for boosting revenues while leveraging their existing investment in the copper infrastructure and have viewed fiber technology as a means to compete with the cable-based service providers. ECI believes its products in this category respond to these needs by providing customers with the opportunity for increased revenues while emphasizing the low cost of ownership inherent in its broadband access product line. The BBA Division's customers are principally wireline service providers, and include Deutsche Telekom AG and France Telecom.

      In addition to these primary divisions, ECI operates in the areas of next generation telephony solutions via its minority interests in Veraz Networks
Inc., or Veraz, a private company in which ECI held a 40.1% interest (see below in respect to an initial public offering filed by Veraz). Veraz is a global provider of voice over IP, or VoIP, softswitches, media gateways and digital compression products to wireline, broadband and wireless service providers. Its holding in Veraz enables ECI to maintain a foothold in an important strategic market, while at the same time focusing internal resources on ECI's core businesses. In addition to its packet telephony products, Veraz also operates in the DCME market of bandwidth optimization solutions. DCME systems simultaneously compress toll quality voice, fax, voice band data, native data, and signaling.
The system improves transmission media efficiency and helps achieve maximum bandwidth utilization and guaranteed QoS provision of traffic payloads. Veraz was formed in December 2002, by the combination of the principal activities of
ECI's NGTS operations with those of NexVerse Networks, Inc.

      On April 4, 2007, an S-1 Registration Statement filed with the SEC by
Veraz in connection with an initial public offering was declared effective and
Veraz raised gross proceeds of $ 54 million, before underwriting discounts and expenses, from the sale of 6.75 million shares at the public offering price of
$8 per share. In addition, ECI sold in the offering 2.25 million shares of Veraz for a total gross consideration of $18 million. Following the offering, ECI's holding in Veraz were reduced to 27.6% (on a non-diluted basis).

      ECI's other operations include the remaining activities of its NGTS unit, following the transfer of the principal NGTS operations to Veraz, which primarily focuses on the supply of DCME systems to Veraz, which has exclusive, world-wide distribution rights for these systems.

      Under U.S. GAAP, for the year ended December 31, 2006, ECI reported revenues of $656 million, gross profit of $268 million, operating income of
$19.2 million and net income of $22.1 million. Under Israeli GAAP, ECI's net income for the year ended December 31, 2006 was $13.1 million. ECI is included in our financial statements on an equity basis only. As of December 31, 2006, our holding in ECI was approximately 28.1%.

      For a discussion of material legal proceedings relating to ECI, please see
"Item 8, Financial Information - Legal Proceedings."

      ECTEL LTD.

      ECtel Ltd., or ECtel, is a global provider of Integrated Revenue
Management (IRM) solutions for wireline, wireless, converged and next-generation operators. ECtel offers carrier-grade products that address rapidly evolving telecom business and technological needs. ECtel leverages its dedicated IRM focus, financial stability, and blue-chip customer base to provide a comprehensive array of flexible, proven solutions with rapid return on investment.

      ECtel offers telecom operators premier Integrated Revenue Management.
ECtel is an expert in proactively monitoring networks and operations support systems (OSSs) to minimize revenue leakage and maximize visibility of all revenue streams.

      Through ECtel's integrated modular offerings, operators enjoy the benefits of lower hardware, integration and operating costs.

      Founded in 1990, ECtel is a premier developer of real-time detection and prevention technologies for triple-play applications. Underscored by its deployment of the world's first 3G and VoIP fraud prevention systems, ECtel delivers solutions that support state-of-the-art networks for both prepaid and postpaid services. A flexible architecture for all of ECtel's products assures operators a safe investment and smooth migration into the next generation.

      On June 29, 2006, ECI distributed all of its remaining shares in ECtel
(approximately 15.9%) to ECI's shareholders of record. The distribution ratio was approximately 0.025 ECtel shares for each share of ECI. Koor received
815,660 ECtel shares in this distribution. These shares, combined with ECtel shares distributed as dividend by ECI in May 2004 and ECtel shares purchased from our affiliate, Telrad Networks Ltd. in December 2005, provide us, as of
December 31, 2006 with a 21.4% interest in, and significant influence over,
ECtel and accordingly, our investment in ECtel is accounted for according to the equity method as of the third quarter of 2006.

      TELRAD NETWORKS LTD.

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

      Telrad's operations are divided into the following two divisions:

      TELRAD PRODUCT SOLUTION (TPS)

      The TPS division specializes in the complete design, development and delivery of optical fiber-optic switching systems, enterprise-class equipment and switching and access systems, protocol convectors and media gateways designing and developing cutting edge technologies for leading global communication equipment providers.

      INTEGRATED NETWORK SOLUTIONS (INS)

      For service providers in developing & emerging markets who want to provide quadruple-play, next generation, or other IP-based telecommunications services,
Telrad's Integrated Network Solutions (INS) division provides system integration using best-of-breed reliable products.

      As a system integrator, Telrad is focused on providing dedicated, trustworthy and robust solutions and service to emerging markets and small and mid-sized operators and service providers.

      TELRAD REORGANIZATION PLAN

      In 2004, Telrad's board of directors approved a reorganization plan that included employee layoffs. For the years ended December 31, 2004 and 2005, we recorded expenses in the amount of NIS 29 million and NIS 38 million, respectively, under the item "other expenses" in our statement of operations. In
2006, Telrad's Board of Directors approved an additional reorganization program which includes various efficiency measures including further employee layoffs.
For the year ended December 31, 2006, our share in these reorganization expenses amounted to approximately NIS 38 million.

      TELRAD SUBSIDIARIES

      COMMATCH LTD., a wholly-owned subsidiary of Telrad, was a provider of
Last-Mile over IP solutions for telecommunications operators, creator of DUET
Carrier Grade VoIP (Voice over Internet Protocol), Gateways portfolio. The DUET family of products enables customers to seamlessly bridge Legacy Public Switched
Telephone Network, or PSTN, and IP networks via various alternative infrastructures, like Cable TV, xDSL, fixed broadband wireless, Gigabit Passive
Optical Networks (GPON) and more. The company's technology provides connectivity and interoperability for Next Generation Access and Public Networks. comMATCH's
sales in 2005 and 2004 totaled $5.9 million and $3.9 million, respectively.

      At the beginning of 2006, all the activities of comMATCH were merged into
Telrad's TPS division.

      TELRAD CONNEGY COMMUNICATIONS INC. (CONNEGY)

      Telrad held 52% of its U.S. based subsidiary, Connegy, whose main products consist of the UNITe Family of Business Systems and IP and LAN telephony solutions. Connegy provides enterprise customers, carriers and others with a comprehensive family of digital and VoIP telecommunication solutions and applications.

      In February 2006, Telrad sold Connegy to a third party. Telrad's loss in respect of the sale of Connegy amounted to approximately $10 million and was included in Telrad's financial statements for the year ended December 31, 2005.

      TELRAD UKRAINE LIMITED

      During 2005, Telrad established a fully owned subsidiary in Ukraine. The subsidiary is serving as a low cost development center serving Telrad's development needs across all Telrad's divisions, Optical Solutions, IP/NGN and
Global Operations.

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

      OTHER TELECOMMUNICATION EQUIPMENT BUSINESS

      In addition to ECI, ECtel and Telrad, a small portion of our telecommunication equipment business is conducted by Dekolink Wireless Ltd., or
Dekolik, in Israel and by Microwave Networks Inc., or MNI, in the United States.
Dekolink offers solutions for expanded cellular coverage outdoors and in buildings. MNI is a manufacturer of wireless broadband point to point infrastructure. For the years ended December 31, 2006 and 2005, Dekolink and MNI had sales of approximately NIS 246 million ($58 million) and NIS 275 million
($65 million), respectively.

      OUR DEFENSE ELECTRONICS BUSINESS

      As of December 31, 2006, our investment in the defense electronics business was a 4.4% interest in Elbit Systems Ltd., or Elbit. Elbit Systems is a holding company investing in companies in the fields of command, control, communications and intelligence systems for defense applications and electronic warfare, equipment and systems.

      In November 2004, we acquired 33% of the shares of Tadiran Communications
Ltd., or Tadiran Communications, for approximately NIS 637 million
(approximately $144 million). On December 27, 2004, and July 6, 2005 we entered into a series of agreements with Elbit and with Federmann Enterprises Ltd., or
Federmann. Under the terms of the agreements, we sold our entire holdings in
Tadiran Communications to Elbit for $146 million and recorded a capital gain of
NIS 72 million. Concurrently, we acquired 7.7% of Elbit's share capital from
Federmann for $77.7 million.

      The abovementioned agreements granted us the right to appoint 20% of the members of Elbit's board of directors. We announced that as long as we hold
Elbit shares we will not invoke our right to appoint 20% of the Elbit directors and therefore our investment in Elbit was stated by the cost method.
Furthermore, the agreement stipulated that we would sell to Elbit all of our holdings (70%) in Elisra Electronic Systems, Ltd., or Elisra, for $70 million and for additional consideration contingent on future insurance receipts in respect of a fire that occurred in the plants of Elisra's subsidiaries in 2001.

      On November 30, 2005, after all the requisite approvals for closing the sale were received, the transaction was completed. As a result of the sale of
Elisra, we recognized a capital gain of NIS 148 million in the fourth quarter of
2005. In addition, as a result of the sale, the operating results of Elisra were reclassified in our consolidated financial statements as discontinued
operations.

      On November 22, 2006, we entered into an agreement for the sale of the majority of our investment in Elbit to Federmann for total consideration of approximately $70 million, to be received in five equal quarterly installments, bearing interest according to the LIBOR rate. The first installment was received on November 27, 2006. We expect to record a capital gain of approximately $12 million as a result of this transaction, of which approximately $3 million was recognized in 2006 and the remainder will be recognized in 2007. We did not record the entire gain in 2006 since control over a portion of the transferred shares had not been surrendered. The shareholders' agreement entered into on
December 27, 2004 and amended on July 6, 2005 between Koor and Federmann was nullified upon receipt of the first payment. On March 26, 2007, we received the second installment in an amount of $14 million, and agreed to replace the three coming installments with one installment due on September 26, 2007.

      On December 5, 2006, we sold the remainder of our shares in Elbit in a block trade for a total consideration of approximately NIS 112 million. We recorded capital gains of approximately NIS 24 million during the fourth quarter of 2006 in respect of the block trade.

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

      During 2006, Koor CVC made approximately NIS 8 million ($1.9 million) in follow-on investments in its portfolio start-up companies and its portfolio venture capital funds.

      As of December 31, 2006, Koor CVC's future commitment to invest in its venture capital fund (Pitango) totaled approximately $1.2 million of which approximately $0.8 million were invested in January 2007. The remaining amount may be drawn upon by the fund at any time over the next 1-2 years, based upon their needs. During 2006, Koor CVC sold its stake in the portfolio company
Mysticom to TranSwitch Corporation pursuant to a series of agreements signed in the fourth quarter of 2005, in consideration of approximately 260 thousand
TranSwitch shares, which were subsequently sold in July 2006 for approximately
$0.4 million. According to the sale agreements, Koor CVC may receive, if certain conditions are met, up to 30 thousand additional shares of TranSwitch.

      On November 27, 2006, a merger took place between Followap Inc., a portfolio company, and NeuStar Inc. As a result of the merger, Koor CVC received consideration of approximately $12 million in January 2007 and recorded a gain of approximately NIS 43 million.

      As of December 31, 2006, the book value of Koor CVC's investments in its start-up companies, a venture capital fund and Scopus Network Technologies, totaled approximately NIS 206 million ($49 million).

      RECENT DEVELOPMENTS

      On January 11, 2007, Koor CVC sold its entire holding in Scopus Video
Networks for consideration of approximately $16 million. As a result of this transaction, Koor CVC recorded a gain of approximately NIS 23 million in the first quarter of 2007.

      OUR TOURISM BUSINESSES

      As of December 31, 2006, our tourism business is conducted through the following companies:

                                            PERCENTAGE OF
                                            VOTING RIGHTS(1)   PRINCIPAL PRODUCTS AND SERVICES
                                            ----------------   -------------------------------
Sheraton Moriah (Israel) Ltd.                     56.5%        Hotel chain
Knafaim Holdings Ltd.                              9.2%(2)     Aviation and tourism services

(1)   Represents the ownership percentage we use for accounting purposes, which is based on voting rights.
(2)   Not consolidated in our financial statements and not included in our business data. The ordinary shares of Knafaim are traded on the TASE. As described above, on May 8, 2007 we signed an agreement to sell 4.96% of
      Knafaim for consideration of approximately $7.4 million, and on June 5,
      2007, the purchaser notified us that it is exercising an option granted to it to purchase the balance of our shareholding in Knafaim, representing approximately 4.2% of Knafaim for total additional consideration of approximately $6.3 million.

      As of December 31, 2006, our interests in Israel's tourism industry included ownership and management of hotels and resorts, and other tourism-related services, such as airlines. For the years ended December 31,
2006 and 2005, our tourism business had sales of NIS 313 million and NIS 271 million, respectively.

      On December 28, 2006, we sold our entire holding in Isram Wholesale Tours and Travel Ltd., or Isram, a group tour operator, located primarily in the
United States, with international operations, for total consideration of $1.26 million. As a result of the sale, Isram's operations have been presented in our consolidated financial statements as discontinued operations. See Note 24(3) to our consolidated financial statements included elsewhere in this annual report.

      SHERATON MORIAH (ISRAEL) LTD. (SHERATON MORIAH)

      The Sheraton Moriah hotel network consists of 2,194 rooms (1,395 under
100% ownership) in 8 owned or leased hotels in major tourist destinations in
Israel, operating mainly under the Sheraton brand name. The positive trend that had been developed in the incoming tourism market since April 2003 was abruptly cut off in July 2006 as a result of the war in Lebanon between Israel and
Hezbollah. After the end of the war a slow recovery in the incoming tourism market was recorded. Nevertheless, tourist entries are still 30% lower than
2000. As a result of the environment, Sheraton Moriah's management has continued
its strict control on expenses while emphasizing revenue enhancement, including focusing on direct sales via a local central reservations office, hard-sale local web-site, and leverage of its international brand to increase the market share in both the domestic tourism and incoming tourism markets.

      During the first quarter of 2006, Sheraton completed the purchase of the remaining 50% of the shares of Yehuda Hotels Ltd., for consideration of NIS 55 million.

      On December 17, 2006, we signed an agreement for the sale of our entire holding in Sheraton Moriah to Azorim Development and Construction Co. Ltd., or
Azorim, for total consideration of approximately $24 million. The sale is linked with the sale by a related party, Clal Tourism Ltd., or Clal Tourism to Azorim of its entire holdings (100%) in its subsidiaries Accor-Clal Israel Hotels
(1995) Ltd. and Accor-Clal Israel Hotel Management Company Ltd., together with outstanding shareholders' loans (amounting to approximately $16.9 million) and capital notes, for total consideration of $44.2 million. Clal Tourism is wholly owned by IDB Development Corporation Ltd., or IDBD, which is our ultimate parent, holding directly and through Discount Investment Corporation Ltd.
approximately 52% of our outstanding shares. The transaction was completed on
April 26, 2007, after receiving all requisite approvals.

      The consideration due to us under the agreement is payable in three installments: the first, in the amount of $6.3 million, was received on December
21, 2006 and is presented within other liabilities as at December 31, 2006; the second, in the amount of approximately $8.6 million, was received on the closing date; and the remainder, in the amount of approximately $9.2 million, is to be paid on March 27, 2008.

      Upon the closing of the transaction, we were released from guaranties that we provided to Israeli Banks to secure debt of Sheraton Moriah, in the amount of approximately $9.2 million. Pursuant to the sale, commencing from our financial statements for the first quarter of 2007, Sheraton will be presented as a discontinued operation.

      KNAFAIM HOLDINGS LTD. (KNAFAIM)

      On September 29, 2004, we signed two agreements to sell 16% of the shares of Knafaim for approximately NIS 121 million, and a third agreement for the sale of an additional 3% of the shares of Knafaim for approximately NIS 23 million.
As a result of these sales, our shareholding in Knafaim decreased from approximately 28.3% to approximately 9.2%. Accordingly, for Israeli GAAP purposes, the investment in Knafaim is presented in our consolidated financial statements under the cost method, beginning from the date of the sale, and is classified as available-for-sale under FAS 115 for U.S. GAAP purposes.

      Pursuant to the requirements of Israel's anti-trust commissioner in connection with the acquisition of our shares by Discount Investments Corp.
Ltd., we are required to reduce our holding in Knafaim to below 5% by July 2,
2007.

      Knafaim was incorporated in 1980. Knafaim owns a variety of businesses in the travel and tourism industry, primarily 39.4% of El-Al Israel Airlines Ltd.,
Israel's international airline. Knafaim also holds interests other companies that supply various tourism services, both domestically and internationally and companies that purchase and lease back aircraft.

      On May 8, 2007 we signed an agreement to sell 4.96% of Knafaim Holdings
Ltd., or Knafaim. The shares will be sold at a price per share of $10.47, for total consideration of approximately $7.4 million. $1.5 million was paid upon signing and the remainder will be paid upon the closing of the transaction. On
June 5, 2007, the purchaser notified us that it is exercising an option granted to it to purchase the balance of our shareholding in Knafaim, representing approximately 4.2% of Knafaim's share capital at the same purchase price, for total additional consideration of approximately $6.3 million. The closing for both the initial sale and the option exercise is currently expected to take place by the end of the second quarter of 2007.

      OUR OTHER BUSINESSES

      We have an interest in several service industries, mainly real estate and financial services. In previous years, our "other businesses" segment also included aviation, trading, construction and infrastructures, electrical appliances, software, food, trading, consumer products and metal products, as well as the production of batteries.

      As of December 31, 2006, the principal companies in our other businesses segment were:

                                           Percentage Of
                                           Voting Rights(1)     Principal Products and Services
                                           ----------------     -------------------------------

Koor Properties Ltd.                             100.0%         Real estate
Epsilon Investment House Ltd.                     50.0%         Financial services

(1)   Represents the ownership percentage we use for accounting purposes, which is based on voting rights.

      Until 2005, Koor Trade Ltd., or Koor Trade, was included in our other businesses segment. Koor Trade, imports, exports and distributes a broad range of industrial, agricultural and consumer products through its worldwide network of offices, including offices in Europe, Asia, Latin America and Australia. In
2005, our Board of Directors granted our management the authority to sell our entire holding in Koor Trade. Therefore the activities of Koor Trade were classified in our financial statements for the year ended December 31, 2005 as discontinued operations. On May 28, 2006, we sold of our entire holdings in Koor
Trade to a group of managers, including one of our former senior executives, for
$8.3 million. See Note 24(2) to our consolidated financial statements included elsewhere in this annual report.

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

      The remaining balance of the real estate assets we received from Tadiran, amounts to approximately NIS 40 million as at December 31, 2006.

      KOOR PROPERTIES LTD. (KOOR PROPERTIES)

      Koor Properties, our wholly-owned subsidiary, owns and develops directly and indirectly real estate in Israel. As of December 31, 2006, Koor Properties owned directly and indirectly an aggregate of approximately 52 thousand square meters of real estate property in different stages of development. Most of the land is commercially developed.

      FINANCIAL SERVICES

      EPSILON INVESTMENT HOUSE LTD. (EPSILON)

      On April 11, 2006 we completed the transaction of the acquisition of 50%
of Epsilon Investment House Ltd., or Epsilon. Epsilon is engaged in providing a wide range of financial services, including portfolio management, mutual fund management, underwriting, provident fund management and consulting in mergers and acquisitions.

      According to the agreement, we were issued new shares, and also purchased shares from certain of the existing shareholders of Epsilon, for total consideration of NIS 106 million.

      Our investment in Epsilon is accounted for according to the equity method, as there is no joint control agreement, as defined by Israeli accounting standards, between all of Epsilon's shareholders.

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

RESEARCH AND DEVELOPMENT

      As of December 31, 2006, most of our research and development activities are conducted by our subsidiaries and affiliated companies in our telecommunication equipment, venture capital investment and agrochemicals businesses. These companies are actively engaged in research and development programs intended to develop new products, manufacturing processes, systems and technologies and to enhance existing products and processes. Research and development is funded by a combination of our own resources and grants from the
Israeli Government. We believe our research and development effort has been an important factor in establishing and maintaining those companies competitive position.

      Our research and development efforts have resulted in an increase in the sales of internally designed products. We believe that research and development in high technology areas, such as our telecommunications equipment and agrochemicals businesses, is important to our future growth, particularly with respect to products targeted for export markets. Accordingly, we anticipate that these businesses will account for a majority of our research and development efforts in the future. As part of their research and development programs, our subsidiaries and affiliates not only seek to develop new products, but also to apply newly developed technologies to improve existing products.

      In each of the last three fiscal years, our affiliates received grants from the Government of Israel through the Office of the Chief Scientist, or OCS, for the development of certain products. Our affiliates generally receive from the OCS 20% to 66% of certain research and development expenditures for particular projects. Under the terms of the Israeli Government participation, a royalty of 2% to 5% of the net sales of products developed from a project funded by the OCS is generally required to be paid, beginning with the commencement of sales of products developed with grant funds and ending when 100% of the grant is repaid including interests. Our affiliates have paid in the past, and currently pay, royalties on sales of such products. The terms of the Israeli
Government participation also require that the research and development be conducted by the applicant for the grant as specified in the grant application and that the manufacturing of products developed with government grants be performed in Israel, unless a special approval has been granted. Separate
Israeli Government consent is required to transfer to third parties technologies developed through projects in which the government participates. Such restrictions, however, do not apply to exports from Israel of products developed with such technologies. From time to time the Government of Israel has revised its policies regarding the availability of grants and participation, and there can be no assurance that the Government's support of research and development will continue in the future. In addition, in order to be eligible for the governmental grants, programs and tax benefits, our affiliates must continue to meet certain additional conditions, including making specified investments in fixed assets. Should our affiliates fail to meet such conditions in the future, they could be required to refund grants or tax benefits, together with interest and inflation adjustments.

COMPETITION

      In 2006, the majority of our sales from telecommunications equipment and agrochemicals businesses were derived from international sales. The companies comprising these businesses are focusing on developing new markets to increase international sales. The worldwide marketing of products in each of these businesses is highly competitive and certain competitors are substantially larger and have substantially greater financial, production and research and development resources, more extensive marketing and selling organizations, greater name recognition and longer selling experience than us. Some of our competitors are also able to provide their customers with more direct financing or greater access to long-term, relatively low-cost government loans to finance equipment purchases.

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

REGULATION

      Our diverse businesses are subject to significant statutory and administrative regulation in the various jurisdictions in which we operate throughout the world. Among the regulations, to which we are subject, are those described below.

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

      COMPLIANCE WITH ENVIRONMENTAL LAWS

      The production processes of MA Industries, as well as the products it produces and markets, involve environmental risks that have impact on the environment. Therefore, MA Industries, in Israel and in other countries in which it has additional production sites, as well as in countries in which it sells its products, is subject to comprehensive regulation relating to the production, storage, handling, transport, use and evacuation of its products, their elements and waste.

      During recent years, there has been a significant increase in the severity of the regulations imposed on the production processes and facilities of MA
Industries, and in the environmental regulation and the enforcement of environmental standards in Israel and globally, and this trend is expected to continue in the upcoming years. Accordingly, MA Industries is investing extensive resources to assure fulfillment of the provisions of the environmental laws to which it is subject, and wants to prevent or mitigate the environmental risks that could occur during its activity.

      The primary environmental laws relating to the activities of MA Industries in Israel are the Abatement of Nuisances Law, 1961, the Hazardous Materials Law,
1963, the Business Licensing Law, 1968, the Law for Prevention of Sea Pollution
from Land Sources, 1988 and the Water Law, 1959.

      Most of the environmental requirements relating to the production facilities and processes of MA Industries in Israel are concentrated in the special terms of its business licenses in Ramat Hovav, Beer Sheba and Ashdod.
These requirements deal mainly with the following subjects:

      (a)   Limitations on emissions in order to prevent air pollution;

      (b)   Limitations on the biological burden and the composition of industrial waste and the manner of their treatment;

      (c)   Means necessary to prevent the spillage and penetration of pollutants into the soil;

      (d)   Treatment of solid waste;

      (e)   Means required to prevent ecological accidents and fast and effective treatment of ecological events.

      A significant portion of the raw materials used by MA Industries, as well as the products it produces, are considered hazardous materials, and MA
Industries must have permits to store them in its plants in Israel. MA
Industries has permits to store all of the hazardous materials it stores in
Israel. The permits stipulate, among other things, the conditions for storing the hazardous materials and the maximum quantity of each that can be stored.
Pursuant to these environmental laws, MA Industries has appointed an official in charge of hazardous materials in each of its plants.

      The products of MA Industries that are produced in Israel or sold therein, require a permit according to the Plant Protection Law, 1956 and the regulations promulgated thereunder. An important objective of the licensing mechanism for the products of MA Industries is to protect public health and the environment from the influences of different materials contained in agrochemicals.

      EMISSIONS

      The business licenses of MA Industries prescribe significant limitations on the volume and elements of its plants' emissions. In May 1998, MA Industries voluntarily joined the Treaty to Implement Air Pollutant Emission Standards,
which is based mainly on the stringent German Standard Ta Luft (1986), which was prepared by the Ministry of Environmental Protection and the Manufacturers
Association. After joining the Treaty, air emission standards were adopted, which were stipulated as part of the special conditions in the business licenses of MA Industries.

      INDUSTRIAL WASTE

      The production processes of MA Industries' products at all of its sites create industrial waste that contains various pollutants. At each of MA
Industries' production sites, industrial waste is treated in different ways, according to the conditions and circumstances of the site and the terms of the relevant business permit.

      SOLID WASTE

      Most of the solid waste created from the operations of the plants of
Makhteshim and Agan is sent and removed to the toxic waste site in Ramat Hovav, with the regulations regarding the manner of packaging and marking of the waste often being updated and made more stringent, as well as the waste removal tariffs.

      STANDARD CERTIFICATES ON ENVIRONMENTAL MATTERS

      Makhteshim, Agan and Millennia were certified with Standard ISO 14001 -
Environmental Management Systems. This is the international standard that was adopted as the Israeli Standard by the Israel Standards Institute in February
1997. The general objective of this Standard is to support environmental protection and prevent pollution, while maintaining a balance with social needs and to prescribe management systems that take corrective actions that assure continuous improvement.

      Makhteshim and Agan were also certified for Standard OHSAS 18001, for industrial safety and hygiene systems, which is similar in its format to the ISO
14001.

      The board of directors of MA Industries established an ecology committee during 2003, intended to supervise and direct environmental policy within the MA
Group. Specific environmental matters are dealt with by the operating subsidiaries, since the issues vary from site to site and from country to country.

      During November 2004, MA Industries' board of directors approved a master plan for investments in several specific areas related to the environment with respect to the production facilities in Israel. Within the scope of the plan, an overall investment of $60 million was approved, to be executed between the years
2005-2008. In addition to the aforesaid, from time to time, the board of directors approves additional specific investments, based on MA Industries'
needs.

      Total approved investments of the MA Group (which were and are expected to be executed) for environmental matters are as follows:

      ------------------------------------------------------------------------------------------------------
                                                       2006                2007          2008 and thereafter
      ------------------------------------------------------------------------------------------------------
      Total approximate investment in                  28.8                34.3                  31.0
      $ millions
      ------------------------------------------------------------------------------------------------------

      FACILITY IMPROVEMENTS

      MAKHTESHIM FACILITY IN RAMAT HOVAV

      In the past, the Ramat Hovav site was selected by the Israeli Government as a center for the chemicals industry, based on the assessment that the layers of chalk found above the aquifer, an underground layer of water-bearing permeable rock or unconsolidated materials (gravel, sand, silt, or clay), absolutely seal against possible seepage, and seal against possible pollution deriving from the site's plants. Over the years, Makhteshim relocated most of its production from its Beer Sheba facility to its plant in Ramat Hovav.
Accordingly, in 2000, Makhteshim halted the performance of production processes that include chemical reactions in its plant in Beer Sheba.

      The facilities in the Ramat Hovav plant were built with emphasis on the ecological aspect. To this end, the following actions were taken:

      (a)   Systems were added for vacuuming dust and dust filtration, the filtering areas were expanded and the quality of the filters was improved.

      (b)   An emissions system was installed in the facilities' chimneys, in addition to the environmental monitoring system built by the Ramat
            Hovav Industrial Council.

      (c)   An acid refining system was built, which enables the sale of acid instead of neutralizing it.

      (d)   A facility for carbon dioxide production was operated, which reduces its emissions, and will reduce the "greenhouse effect" as a result of its being washed in the facility's purification system.

      (e)   A new system was built for physico-chemical treatment of waste.

      (f)   The pipe carrying the waste was replaced and waste flows were separated. The pipe was installed above the ground, in order to enable fast discovery of leaks and to deal with them without the waste seeping into the groundwater.

      (g)   A biological treatment facility was built for the plant.

      (h)   Commencing in 2010, plant vapor pools will be operated.

      Within the scope of the report filed in December 1997 with the Ministry of
Environmental Protection and the Ramat Hovav Industrial Council, at their request, by investigators from academic institutions, data were reported with respect to underground pollution in the Ramat Hovav District. According to the recommendations of the report's authors, actions should be taken to prevent continued leaks from the active and inactive facilities in Ramat Hovav that could be a source of groundwater pollution, and to prevent the spreading of the pollutants along the slope and length of the Sachar River, and mainly to the mountain aquifer located 500 meters below the Ramat Hovav site. In 1998, an agreement was signed between the Ramat Hovav Council and the Ramat Hovav plants and between university institutions, to finance research after which recommendations would be made on the actions to be taken to halt continuation of the pollution. The research began in 1998 and continued for 4 years, with a total cost to the plants of $1.25 million. Makhteshim's share in the cost of the research was $500 thousand. The research ended in early 2004, and its main conclusion was that there was some improvement in the qualities of the upper groundwater, and that there was no need to treat the underground pollution, because this pollution would clean itself over the next 70 years if additional pollution would stop in the future. As a result of the preventive actions, which included removing a sewage line from the ground, sealing floors to upper flow of sewage and flows, and construction of storage facilities for the chemicals, MA
Industries believes that additional actions will not be needed to clean the pollution, and that there is no concern over continued pollution of the lower groundwater. The Ramat Hovav Industrial Council has an agreement with the researchers that have been monitoring groundwater for five years and are continuing this activity.

      In July 2004, an epidemiological survey, which had been conducted at the request of the Ministry of Health, was published regarding the disease and mortality rates from various diseases in the communities within a 20 kilometer radius of the Ramat Hovav region, compared with similar communities outside this radius. According to the survey, in most of the results, no causal connection was found between the disease (such as: birth defects in the Bedouin population, chronic respiratory diseases among children in the neighboring Kibbutzim) and mortality indices and residing close to the Ramat Hovav site. In some of the cases, a reverse ratio was found between disease and mortality and proximity to the Ramat Hovav site. The survey states that it did not examine other factors among the tested population that could be relevant for disease or mortality, as noted. Therefore, it is unable to determine a causal connection between the proximity to Ramat Hovav and disease and mortality. Moreover, the survey did not examine the concentrations of chemical materials in the air in any of the communities surveyed. Therefore it is not possible to determine any specific finding, even apparent, about any of the Ramat Hovav plants. At the end of 2006, the Head Researcher, Prof. Batya Saruv announced that the testing was continuing, and that no causal connection was found between cases of breast cancer among the women of Omer and the Ramat Hovav plant activity (the report cited was not published). In the last year, the Ramat Hovav Industrial Council installed five air quality monitoring stations outside the boundaries of the council: in Beer Sheba, Yeruham, Segev Shalom, Shemen Hill, an area of unrecognized Bedouin settlements and at the Negev Junction. To date, all of the testing performed indicates that the level of pollutants measured is low, and meets even the most stringent standards currently prevailing in other countries, such as the environmental values practiced in Texas in the U.S., and even the values that were recommended by the Almog Committee to the Ministries of
Environmental Protection and Health.

      As a result of serious odor hazards in the areas of Ramat Hovav and Beer
Sheba, which rose from the vapor pools of the Ramat Hovav Industrial Council in the summer of 2002 as a result of the anaerobic fermentation, due to the flow of not-purified or partially-purified waste (the odor hazards were removed only after a massive salting of the pools in 2003), the Ministry of Environmental
Protection decided to require the plants to prepare and carry out an innovative process, in which the waste of every plant would be treated within the plant, until they became solid, so that no industrial waste will flow outside the bounds of the plant (a process called zero liquid discharge - ZLD). This process is comprised of three stages (a) biological treatment of the sewage; (b)
vaporizing and formulation of the sewage; (c) formulation of the salt that will remain after the vapor process and its conversion to a solid. Therefore, in
2004, the Ministry of Environmental Protection added additional conditions for the business license of Makhteshim and other plants in Ramat Hovav, in order to implement the ZLD process, and prescribed a timetable for performance of each stage. The position of Makhteshim, based on the opinion of experts, was that a significant part of the additional conditions are unreasonable from the standpoint of technological, economic and operational feasibility.

      On October 10, 2004, Makhteshim, together with the Israel Manufacturers
Association and Bromine Compounds Ltd., Asia Chemical Industries Ltd., Kofolk
(1949) Ltd., Chemagis Ltd., filed an administrative appeal in Beer Sheba
District Court against the Ministry of Environmental Protection - Southern
District and the Ramat Hovav Industrial Council, in which it petitioned the
Court to cancel the additional conditions that were prescribed in its business license to implement the ZLD process.

      After filing the administrative appeal, in November 2004, the Israeli
Government approved a plan regarding the reduction of air and water pollution hazards deriving from the "Ramat Hovav" industrial area, including, among other things, treatment of the plants' waste, rehabilitation of the existing vapor pools by the Ramat Hovav Industrial Council and treatment of air pollution. The plan adopts the additional conditions in the business license of the plants that are the subject of the appeal.

      The dispute underlying the administrative appeal was sent to arbitration in 2004, before a team of arbitrators headed by Prof. Avishai Braverman (who at that time served as an independent director of MA Industries). After arbitration commenced, the Ministry of the Environment approached a Dutch consulting firm
(DHV), requesting its professional opinion on the conditions that were imposed on the plants. At the initiative of the arbitration team, an objective professional opinion was prepared by Prof. Itamar Willner. Both opinions found that there is a great deal of doubt as to whether the manner of treating waste in the ZLD process, as required by the Ministry of Environmental Protection, has technological, economic and operational feasibility in Ramat Hovav. The opinion supports the claims of the plants in the appeal. In view of the opinion, a professional understanding was reached, whereby the solution for discharging waste in Ramat Hovav will continue to be vapor pools, and that the terms of the business license would be modified accordingly. Therefore, the arbitration process dealt with communication regarding the precise manner in which the waste would be discharged to the vapor pools, while determining interim goals over a time line.

      At the completion of the arbitration process, on December 14, 2006, an agreement was signed between Makhteshim, the Manufacturers Association and other plants in the Ramat Hovav industrial area (Bromine Compounds Ltd., Asia Chemical
Industries Ltd., Kofolk (1949) Ltd. and Chemagis Ltd.) and the Ministry of
Environmental Protection, the Ramat Hovav Industrial Council and the Negev Bar
Kayama Foundation, which agreement is referred to as the Ramat Hovav Arbitration
Agreement. The Ramat Hovav Arbitration Agreement anchors the new conditions for a business license for Makhkteshim's plant in Ramat Hovav (and for the other appealing plants). Ramat Hovav plants, which are parties to the arbitration agreement (including Makhteshim) took upon themselves to make sizable investments to prevent environmental hazards. The arbitration agreement received the validity of a ruling on December 28, 2006. Prof. Braverman did not receive salary or any other compensation for his services as arbitrator.

      The highlights of the agreements achieved as a result of the arbitration, which were incorporated in the terms of the business license of Makhteshim's plant in Ramat Hovav are:

      (a)   Treatment of waste will be the sole responsibility of each and every plant. Commencing January 1, 2008, waste will not be allowed to flow to the central treatment system (in this context, it should be noted
            that the Ramat Hovav plant halted the flow of its waste into the main treatment system at the end of February 2007).

      (b)   Every plant will build a vapor and storage pool at its own expense
            ("independent discharge system"), which will be in operation by no later than January 1, 2010.

      (c)   The conditions prescribed the quality standards for the purified water that will flow into the vapor pools (until the end of 2009, treated by the local council, and as from the end of 2010, the plant's independent discharge system), including interim standards that the plants must comply with according to the timetables prescribed in the conditions.

      (d)   During the operating period of the independent discharge system, the concentrate will remain in the independent discharge system without additional treatment. In order to determine the rehabilitation principle after the operation of the system ends, the plant conducted and submitted a survey of risks to the Ministry, in view of the principles of the European directives and in accordance with the conditions of the location. If according to the survey, the
            Ministry of Environmental Protection will be satisfied that there is a reasonable basis to assume that the solids created in the process will not cause environmental hazards, the Ministry will agree that the solids in the independent discharge system will remain in the system, without additional significant treatment. This consent of the Ministry will be reevaluated before operation ends, if there are concerns about environmental hazards, because of the nature of the approved rehabilitation. The response of the Ministry of
            Environmental Protection to the said survey submitted to it has not yet been received.

      (e)   It was agreed to conduct accelerated discussions half a year after signing the agreement, in which the parties will discuss the
            Ministry's intention to change the existing conditions regarding prevention of air pollution and odor hazards. The agreement stipulated the matters to be discussed, including non-localized emissions and improvements in equipment and systems, in order to minimize emissions.

      The plant's waste is treated in a physico-chemical facility located in the plant's yard, to the level prescribed by the Ramat Hovav Industrial Council. The treatment includes a gas washing system that is intended to significantly reduce the odor problems. After treatment in the physico-chemical facility, the waste is flowed to the biological treatment plant in the plant's yard, the construction of which was completed several months ago (previously, the biological treatment was done in the joint central facility of the Ramat Hovav
Council). The biological treatment facility was built at a cost of $17 million, according to the know-how and design of the Japanese company, Kobota, which is the world's leader in this technology. After treatment in the plant, the waste is flowed into the balancing pool that was built by the Ramat Hovav Council, which is used jointly by the plants of the region.

      In recent years, MA Industries has adopted several initiatives in the
Ramat Hovav plant, in order to reduce the environmental impact of the plant's emissions. These initiatives include construction of air emission purification systems, such as: biological treatment systems, absorption facilities integrated with the processes in the production facilities, a thermal liquidation system for emissions from the chimneys of most of the plant's facilities.

      During the year, Makhteshim performs independent testing of the chimneys'
emissions, as required by the terms of the business license. Their results are sent to the Ministry of Environmental Protection and the Ramat Hovav Industrial
Council, in accordance with the terms of the business license imposed on plants in the Ramat Hovav region. These tests are performed in addition to the numerous unannounced tests conducted by the Ministry of Environmental Protection and the
Ramat Hovav Industrial Council. Within the scope of the arbitration proceeding described above, it was agreed that a discussion would be held in the upcoming months between Makhteshim and the Ministry of Environmental Protection and the
Ramat Hovav Industrial Council regarding additional conditions in the business license of Makhteshim, which will deal with emissions into the air, based on the
European directive IPPC.

      On April 1, 2007, the Israeli Government decided to assign the Ministry of
Defense and the IDF to build a cluster of training centers at the Negev Junction
("city of training centers"), located approximately10 kilometers from the Ramat
Hovav site.

      The decision includes guidelines by the Ministry of Environmental
Protection and the Ramat Hovav Council intended to assure the quality of the air in the region.

      MA Industries is unable, at this stage, to assess the effects of the
Government's decision and its implementation on the activities of its Ramat
Hovav plant and on the total costs that will be involved in complying with the resultant conditions that will be imposed on the plant.

      MAKHTESHIM AGAN PLANT IN BEER SHEBA

      In the past, the Beer Sheba plant was Makhteshim's main plant. After construction of the Ramat Hovav plant (in 1977), Makhteshim began to transfer its production facilities, in which chemical synthesis is performed, to Ramat
Hovav. Presently, the Beer Sheba plant is used only to produce formulations, for packaging and for storage of materials and products.

      Within the scope of the treatment to prevent ecological hazards, the following facilities, inter alia, were built in Beer Sheba:

      (a)   Between the years 1986-1988, a 17-kilometer long pipe was installed, in which the waste flows from Beer Sheba to Ramat Hovav;

      (b)   Systems to absorb gas and odor emitted by different sources in the plant; and

      (c)   Facilities for storage and for prevention of emissions for the agrochemical powders were improved, according to the demands of the
            Ministry of Environmental Protection.

      From time to time, Makhteshim is subject to inspections for waste that was buried, remainders found in the area surrounding its plant or waste that seeped underground. Makhteshim could be required to clean the relevant areas and/or underground.

      After construction of the pipe that carries the waste from the plant in
Beer Sheba to Ramat Hovav, the industrial waste of the Beer Sheba plant is treated in Ramat Hovav.

      AGAN PLANT IN ASHDOD

      Agan regularly carries out activities and makes investments in environmental matters, including, inter alia, the following activities:

      Emissions and Odors - The plant in Ashdod operates according to the special conditions of the business license on environmental matters. As part of compliance with these conditions, Agan must use light-sulfur gasoline and special additives. Additionally, construction was recently completed, at a cost of $10 million, of a system for gathering gas emissions from the production processes and oxidation by a special burning (thermal oxidizer) which will also make it possible to use organic solvents that cannot be recycled as petroleum material, which will reduce Agan's energy costs. This action also prevents the emission of chemical materials inside and outside the plant.

      Conversion to Natural Gas - The Agan plant is in the process of the converting its facilities from the use of gasoline to naturally gas. Upon completion of the process, the level of emissions into the air from its facilities will be further reduced. Likewise, the shift from gasoline to natural gas will reduce Agan's energy costs. MA Industries estimates that the change from the use of gasoline to natural gas will be effective by March 2008.

      Treatment of Industrial Waste - Since 1975, industrial waste created in the Agan plant in Ashdod flow to the Mediterranean Sea through a pipe owned by
Paz Refining Ltd., or BZA, a distance of 1,100 meters from the shoreline. Agan had a multi-year agreement with BZA to use the pipe. Although the termination date stipulated in the agreement has passed, the parties continue to honor it, and MA Industries has no basis for assuming that it will be terminated in a manner that will cause it damage. The flowing of waste to the sea requires obtaining a permit from the Committee for Issuing Permits to Flow Waste to the
Sea. At the Committee's meeting on September 28, 2006, the Committee decided to give Agan a permit to flow waste to the sea until September 30, 2008. The formal permit has not yet been issued, due to disputes between Agan and the Ministry of
Environmental Protection regarding the criteria that the Ministry wants to impose on Agan, effective October 1, 2009. In the estimation of MA Industries, the parties are close to agreement and the formal permit will be issued to it within a short time. The permit is contingent on fulfillment of various conditions, namely the obligation to significantly reduce the level of organic and inorganic pollutants to flow to the sea. To this end, the Committee stipulated that the issuance of the permits to flow to the sea criteria for an interim period from October 1, 2008 through September 30, 2009, with the more stringent criteria to go into effect on October 1, 2009 (about which the parties are still in dispute as described above).

      In order to assess the requisite criteria, it is necessary to treat the waste in the biological treatment facility before it flows to sea. After Agan successfully completed testing of its experimental facility, it began construction of a biological treatment facility, at a cost of $25 million, on land that was leased for this purpose from the Ashdod Municipality.

      Agan undertook toward the Committee for Issuing Permits to Flow Waste to the Sea to complete construction of the facility by March 31, 2008 and to complete putting it into operation by October 1, 2008. MA Industries estimates that it will meet the said timetables.

      Agan is negotiating with BZA regarding partnership in the treatment facility, so that the facility will treat both Agan's waste and BZA's waste. If agreement is reached regarding partnership in the facility, Agan's construction and operating costs in the facility will be reduced.

      In order to comply with future criteria that the Ministry of Environmental
Protection will impose on waste that Agan will be permitted to flow to the sea, commencing October 1, 2009, Agan will be required to carry out additional treatments of the waste before they flow to the biological treatment facility.
MA Industries does not presently have an estimate of the costs that will be required for the additional treatments. As described above, Agan is in discussions with the Ministry of Environmental Protection regarding the criteria that will be imposed on Agan and regarding the date they take effect. It is
Agan's position that as long as operation of the biological treatment facilities has not ended, the composition and concentrations of the materials that flow from it to the sea will not be known and it will not be possible to characterize the preliminary treatments that will be necessary for the waste before they flow to the biological treatment facility.

      Agan sends all of the industrial waste created in its plant for treatment at the national waste site in Ramat Hovav. Since local treatment is not possible for solvents that cannot be recycled, the Environmental Services Company exports these materials of Agan to facilities overseas. With the construction of the system for treating gas emissions from the production facilities, Agan is expected to use these solvents as fuel for oxidation and production of steam.

      MILLENNIA PLANTS IN BRAZIL

      Millennia has two major plants in Brazil. The larger plant is adjacent to the city of Taquari in southern Brazil and the second is in the city of
Londrina. To the best of MA Industries' knowledge, Millennia meets the legal environmental requirements and regulations applicable to it in Brazil.

      During the period from1996 through 2004, Millennia invested $4 million in safety and ecological facilities in its two plants in Brazil, as part of
Millennia's policy of improving ecological processes. Investments in the field of ecology were expressed in the performance of underground tests and correction of deficiencies that were found, changes in the production processes, construction of waste treatment facilities and storage of by-product. Between the years 2005-2008, Millennia is expected to invest an additional $5.5 million in its plants in Brazil, in the areas of safety and ecology, with half of this sum expected to be invested in improvements to existing facilities, and the balance in new facilities.

      The waste system in the plant in Taquari transports the waste, after chemical and biological treatment, in accordance with the regulatory and general requirements, to a river that flows near the plant.

      In the plant in Londrina, technology is used that significantly reduces the liquid waste. The liquid waste created in the process is treated in the plant and recycled for internal use. The plant operates as a closed system, without removing the waste from the plant's site. Solid waste is taken to an outside site for burning.

      An additional plant located in Cruz Alta in Brazil produces only organic materials, which are not toxic. Therefore, no investment is required in an ecological system.

      For a discussion of material legal proceedings related to environmental issues, in which MA Industries is involved, please see "Item 8, Financial
Information - Legal Proceedings."

ORGANIZATIONAL STRUCTURE

      We are part of a group of companies controlled by Discount Investment
Corporation Ltd and by its parent, IDB Development Corporation Ltd., which is in turn controlled by IDB Holding Corporation Ltd. For more information regarding the ownership of these companies, see Item 7, "Major Shareholders and Related
Party Transactions."

      The following is a list of all of our significant subsidiaries, affiliates and other companies in which we have invested as of December 31, 2006, including the name, country of incorporation or residence, proportion of ownership interest and, if different, proportion of voting power held.

                                                     Country of         Percentage
                                                  Incorporation or     of ownership    Percentage of voting
  Name of Subsidiary/Affiliate                        residence          interest            rights(1)
--------------------------------                      ---------          --------            ---------

Koor Corporate Venture Capital                          Israel              100%               100%
Makhteshim Agan Industries Ltd.                         Israel             37.1%               39.6%
ECI Telecom Ltd. (2)                                    Israel             27.7%               28.1%
Telrad Networks Ltd.                                    Israel             61.0%               61.0%
ECtel Ltd. (3)                                          Israel             18.8%               21.4%
Sheraton Moriah (Israel) Ltd. (4)                       Israel             56.5%               56.5%
Knafaim Holdings Ltd. (5)                               Israel              9.2%               9.2%
Epsilon Investment House Ltd.                           Israel               50%                50%
Dekolink Wireless Ltd.                                  Israel               70%                70%
Scopus Video Networks Ltd. (6)                          Israel             22.2%               22.2%
A.K.A. Development Ltd.                                 Israel             33.3%               33.3%
Microwave Networks Inc.                              United States         97.5%               97.5%

----------
(1)   Represents the ownership percentage we use for accounting purposes, which is based on voting rights.

(2)   An entity controlled by our controlling shareholder holds approximately
      13% of ECI Telecom.

(3)   An entity controlled by our controlling shareholder holds approximately 9%
      of ECtel.

(4)   As described above, on December 17, 2006, we signed an agreement for the sale of our entire holding in Sheraton-Moriah (Israel) Ltd. The transaction was completed on April 26, 2007, after receiving all requisite approvals.

(5)   As described above, on May 8, 2007 we signed an agreement to sell 4.96% of
      Knafaim for consideration of approximately $7.4 million, and on June 5,
      2007, the purchaser notified us that it is exercising an option granted to it to purchase the balance of our shareholding in Knafaim, representing approximately 4.2% of Knafaim for total additional consideration of approximately $6.3 million.

(6)   As described above, on January 11, 2007 we sold our entire holdings in
      Scopus Video Networks for consideration of approximately $16 million.

PROPERTY, PLANTS AND EQUIPMENT

      Our headquarters are located in 4740 square feet of leased office space on the 43rd floor of the Triangle Tower at 3 Azrieli Center, Tel-Aviv, Israel.

      We own an aggregate of 18,000 square feet of office space in the Platinum
Building in Tel Aviv, Israel, where our headquarters were located in the past.
We purchased this facility in 1998 and since January 1, 2004, this property has been sublet in its entirety. Furthermore, we own a 323,000 square foot plot of land and a manufacturing facility in Holon, Israel, which was received as a liquidating dividend from Tadiran in 2002 and is leased to a third party. We also own a 107 square foot plot of land in Haifa, Israel that is leased to a third party.

      The manufacturing facilities of our subsidiaries and affiliates are located throughout Israel. Major concentrations are in the Be'er Sheva/Ramat
Hovav area in the south of Israel and the Tel Aviv-Petach Tikva-Lod-Ashdod area in the central part of Israel. Our subsidiaries and affiliates own their major manufacturing plants, facilities, machinery and equipment. In addition, our subsidiaries and affiliates lease certain manufacturing and office facilities.

      Most of the industrial land utilized by us is under 49-year leases from the Israel Lands Authority with options for an additional 49 years in a significant number of cases. Land rent on uncapitalized leases is generally equal to 4% of the value of the land per annum and is subject to revaluation every seven years.

ITEM 4A. UNRESOLVED STAFF COMMENTS

      Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

      The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and related notes included elsewhere in this annual report. Our financial statements have been prepared in accordance with Israeli GAAP, which differ in significant respects from U.S. GAAP. See Note 29 to our consolidated financial statements, included elsewhere in this annual report, for a description of the principal differences between Israeli GAAP and U.S. GAAP as they relate to us. Unless otherwise specified, all financial information presented in this Item 5 is based on Israeli GAAP.

      In accordance with amendments to Israeli GAAP published in October 2001 and December 2002, our financial statements for the years ended December 31,
2004, 2005 and 2006 are no longer adjusted to reflect the effects of inflation.
For all financial reporting periods until December 31, 2003, Israeli GAAP required that our consolidated financial statements recognize the effects of inflation. Consequently, financial data for all periods until December 31, 2003 in our consolidated financial statements and throughout this annual report, except as otherwise noted, have been adjusted to reflect changes in the Israel consumer price index, or CPI, and have been adjusted in NIS in terms of the purchasing power as of December 31, 2003. The functional currency of certain of our subsidiaries and affiliated companies (mainly MA Industries and ECI) is the
US dollar and their financial statements are prepared in US dollars, and are translated into NIS using the exchange rate prevailing at the end of the period for balance sheet items and the exchange rate prevailing on the transaction date for income and expense items. See Notes 2B and 2D to our consolidated financial
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

PRINCIPLES OF ACCOUNTING FOR HOLDINGS IN GROUP COMPANIES

      The various holdings that we have in our group companies are accounted for under several methods, based upon, among other things, our level of ownership and the type and form of our holdings in our group companies, as described below.

CONSOLIDATION. Group companies in which we own over 50% of the voting securities and which we control are accounted for under the consolidation method of accounting. Under Israeli GAAP, control of a company for purposes of consolidation may also depend on an evaluation of several factors which require management to make judgments.

      Under the consolidation method, a controlled company's assets and liabilities are included within our consolidated balance sheet and its income and expense items are included within our consolidated statements of operations.
The share of other shareholders in the net assets and in the net income or losses of a consolidated company is reflected in minority interest in our consolidated balance sheet and in our consolidated statements of operations, respectively. The minority interest amount adjusts our consolidated net income
(loss) to reflect only our share in the earnings or losses of any consolidated company.

      EQUITY METHOD. Group companies which we do not control, but over which we exercise significant influence over the operating and financial policies and in which we hold equity securities are accounted for under the equity method of accounting. Significant influence is usually assumed when we hold 20% or more of a group company's voting securities, however, whether or not we exercise significant influence with respect to a group company also depends on an evaluation of several additional factors, including, among others, our representation on the board of directors, agreements with other shareholders, our participation in policy making processes, the existence of material intercompany transactions and technological dependency, the extent of ownership by an investor in relation to the concentration of other shareholdings, and other factors which may require management to make certain judgmental decisions regarding significant influence.

            Under the equity method of accounting, a group company's assets and liabilities are not included within our consolidated balance sheet and their results of operations are not reflected within our consolidated statements of operations. However, our share in the net income or losses of the group company is reflected as an equity income (loss) in our consolidated statements of operations. Our share of income or losses is based upon our ownership level of the outstanding share capital of the group company.

      COST METHOD. Our holdings in group companies that we do not account for under either the consolidation or the equity method of accounting are accounted for under Israeli GAAP according to the cost method. Under this method, our share in the income or losses of these entities is not included in our consolidated statements of operations. Under US GAAP, if these holdings are marketable securities they are classified as available-for-sale and are presented at fair market value and the effect of any unrealized change in market value is reflected in other comprehensive income (loss). When realized, gain or loss is included in our results of operations.

      GOODWILL AND EXCESS COST ARISING FROM BUSINESS COMBINATIONS

      From January 1, 2004 until December 31, 2005, we applied Israel Accounting
Standards Board, or IASB, Accounting Standard No. 20, "Goodwill amortization,"
according to which goodwill arising from the acquisition of equity in an affiliate was generally amortized at equal annual rates over a period of 10 to
20 years commencing from acquisition date. Since January 1, 2006, we have implemented IASB Accounting Standard No. 20 (Revised), "The Accounting Treatment
of Goodwill and Intangible Assets resulting from the acquisition of an Investee
Company," or Standard No. 20. In accordance with Standard No. 20:

      (a) The excess cost created upon the acquisition of an investment in an investee company over the fair value of its identified assets (including intangible assets) less the fair value of its identified liabilities (after allocation of the tax deriving from temporary differences) on the acquisition date, is charged to goodwill;

      (b) Goodwill is not amortized systematically. Instead, goodwill is tested for impairment at least once a year, or more frequently, should circumstances arise indicating that impairment may have occurred. The excess cost allocated to assets and liabilities is charged to the appropriate balance sheet items.
Goodwill is presented in the balance sheet under the caption "intangible assets and deferred tax assets;"

      (c) The excess book value over the cost of the investment is deducted first from intangible assets. Negative excess cost remaining after the allocation to intangible assets is deducted from non-monetary assets on a pro rata basis to the fair value of these assets, based on our proportionate share of the investee. The balance of the negative excess cost, after the above allocation, is negative goodwill and is immediately recognized as a gain on the date of the acquisition.

      Estimating the fair value of assets acquired and liabilities assumed is judgmental in nature and often involves the use of significant estimates and assumptions, mainly with respect to intangible assets. While there are a number of different methods for estimating the value of intangibles acquired, the primary method we use is the discounted cash flow approach. Some of the more significant estimates and assumptions inherent in the discounted cash flow approach include projected future cash flows, including their timing, a discount rate reflecting the risk inherent in the future cash flows and a terminal growth rate. Another area which requires judgment that can impact our results of operations is estimating the expected useful lives of the intangible assets. To the extent intangible assets are ascribed with longer useful lives, there may be less amortization expenses recorded in any given period. As we and our group companies operate in industries which are rapidly evolving and extremely competitive, the value of the intangible assets, including goodwill, as well as excess cost allocated to intangible assets of our affiliated companies and their respective useful lives is exposed to future adverse changes which can result in a charge to our results of operations.

      IMPAIRMENT IN VALUE OF INVESTMENTS

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
Likewise, Standard No.15 prescribes the presentation and disclosure principles for assets that have declined in value. When the carrying value of an asset in the consolidated balance sheet exceeds its recoverable amount, we recognize an impairment loss equal to the difference between the book value of the asset and its recoverable value. A loss recognized in this manner will be reversed only if changes have occurred in the estimates used in determining the recoverable value of the asset, from the date on which the last impairment loss was recognized.

      RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS IN ISRAEL

      In February 2006, the IASB published Accounting Standard No. 16,
"Investment Property," or Standard No. 16. Standard No. 16 prescribes rules for recognition, measurement and disposition of investment property and for the disclosure required in respect thereto. Standard No. 16 stipulates, among other things, that the initial measurement of investment property be according to cost, including transaction costs. Furthermore Standard No. 16 stipulates that in subsequent periods the entity should choose to measure all of its investment property, either according to cost, after deduction of accumulated depreciation and impairment losses, or according to fair value, in which case adjustments to fair value shall be recorded in the statement of operations. Standard No. 16 will apply to financial statements for periods beginning on or after January 1,
2007. An entity that on January 1, 2007 chooses for the first time to use the fair value model for measuring its investment property, must record the difference between the fair value of the investment property and its book value as an adjustment to the opening balance of retained earnings. An entity that chooses the cost model must apply the rules of Standard No. 16 retroactively.
Furthermore, an entity that chooses the cost model and intends to adopt one or more of the reliefs set forth in IFRS 1, "Initial adoption of International
Financial Reporting Standards concerning investment property," may adopt the relief in its financial statements for periods beginning on or after January 1,
2007. We elected to apply the fair value model for measuring our investment property. Therefore, in accordance with the transition requirements of Standard
No. 16, on January 1, 2007 we will record an increase in the balance of our investment property in the amount of NIS 20 million and an increase in our investments in affiliates in the amount of NIS 32 million, resulting in a total adjustment to the opening balance of retained earnings as of January 1, 2007 of
NIS 52 million.

      In July 2006, the IASB published Accounting Standard No. 29, "Adoption of
International Financial Reporting Standards," or Standard No. 29. Standard No.
29 provides that entities that are subject to the Israeli Securities Law, 1968 and that are required to report in accordance with this Law's provisions, shall prepare their financial statements pursuant to International Financial Reporting
Standards, or IFRS, for periods commencing on or after January 1, 2008. Standard
No. 29 permits early adoption beginning with financial statements published after July 31, 2006. Initial adoption of IFRS is to be effected by means of application of the provisions of IFRS 1, "First-Time Application of IFRS" for purposes of the transition. In accordance with Standard No. 29, we are required to include in a note to our annual financial statements as of and for the year ended December 31, 2007, after they have undergone application of the recognition, measurement and presentation rules of IFRS. We are in the process of examining the effect of Standard No. 29 on our financial statements and do not intend to implement Standard No. 29 earlier than required.

      In August 2006, the IASB published Accounting Standard No. 26,
"Inventory," or Standard No. 26. Standard No. 26 stipulates guidelines for determining the cost of inventory and its subsequent recognition as an expense as well as for determining impairment in value of inventory to its net realizable value. According to Standard No. 26, inventory should be presented according to the lower of cost or net realizable value. Standard No. 26 also provides guidelines regarding cost formulas used to allocate costs to various types of inventory. Standard No. 26 will apply to financial statements for periods beginning on or after January 1, 2007. Standard No. 26 must be applied retroactively by restating comparative amounts in respect of prior periods. The implementation of Standard No. 26 will not have a material impact on our financial position or results of operations.

      In September 2006, the IASB published Accounting Standard No. 27, "Fixed
Assets," or Standard No. 27. Standard No. 27 prescribes rules for the presentation, measurement and disposition of fixed assets and for the disclosure required in respect thereto. Standard No. 27 stipulates, among other things, that upon the initial recognition of a fixed asset, the entity shall include in the cost of the item all the costs it will incur in respect of a liability to dismantle and remove the item and to restore the site on which it was located.
Furthermore, Standard No. 27 stipulates that a group of similar fixed asset items must be measured at cost, net of accumulated depreciation, and less impairment losses, or alternatively, at its revalued amount less accumulated depreciation, whereas an increase in the value of the asset to above its initial cost as a result of the revaluation will be directly included the shareholders'
equity under a revaluation reserve. Any part of a fixed asset item with a cost that is significant in relation to the total cost of the item must be depreciated separately, including the costs of significant periodic examinations. Standard No. 27 also stipulates that a fixed asset that was purchased in consideration for another non-monetary item in a transaction of commercial substance must be measured at fair value. Standard No. 27 will apply to financial statements for periods beginning on or after January 1, 2007. An entity that on January 1, 2007 chooses for the first time to use the revaluation method for measuring fixed assets must on this date recognize a revaluation reserve in the amount of the difference between the revalued amount of the asset on that date and its book value. Furthermore, an entity that in the past, upon the initial recognition of a fixed asset, had not included in its cost the initial estimate of costs for dismantling and removing the asset and for restoring the site on which it is located, will measure the following:

      (a) Liabilities incurred in connection with the dismantling and removal of assets as at January 1, 2007 should be measured in accordance with GAAP;

      (b) The amount that would have been included in the cost of the relevant asset on the date on which the liability was initially incurred should be measured according to the present value of the amount of the liability mentioned in item (a) above on the date on which the liability was initially incurred, which we refer to as the capitalized amount;

      (c) The accumulated depreciation on the capitalized amount as at January
1, 2007 should be measured on the basis of the useful life of the asset as at that date; and

      (d) The difference between the amount to be charged to the asset in accordance with items (b) and (c) above, and the amount of the liability in accordance with item (a) above, shall be included in retained earnings.

      Except as described above, Standard No. 27 will be adopted on a retrospective basis.

      We elected to measure the fixed asset item at cost less accumulated depreciation. The application of Standard No. 27 will not have a material effect on our financial statements.

      In December 2006, the IASB published Accounting Standard No. 23,
"Accounting for Transactions Between an Entity and its Controlling Shareholder,"
or Standard No. 23. Standard No. 23 effectively supersedes the main provisions of Israeli Securities Regulations (Presentation of Transactions Between a
Company and its Controlling Shareholder), and provides that assets (excluding intangible assets that do not have an active market) and liabilities in respect of which a transaction has taken place between the entity and its controlling shareholder will be measured according to fair value on the transaction date and the difference between the fair value and the consideration received in the transaction will be recorded within shareholders' equity. A debit amount is essentially a dividend and will therefore be recorded as a reduction of retained earnings. A credit amount is essentially an investment by the shareholder and will therefore be recorded as a separate item within shareholders' equity under the caption "Capital reserve from transactions between the entity and its controlling shareholder." Standard No. 23 addresses three issues pertaining to transactions between an entity and its controlling shareholder: (i) transfer of an asset from the controlling shareholder to the entity or transfer of an asset from the entity to the controlling shareholder; (ii) assumption, fully or partially, by the controlling shareholder of a liability that the entity has to a third party, indemnification from the controlling shareholder to the entity in respect of an expense, concession, fully or partially, by the controlling shareholder of an amount owed to him by the entity; and (iii) loans granted to or by the controlling shareholder. Furthermore, Standard No. 23 provides the disclosure required in financial statements pertaining to transactions between the entity and its controlling shareholder during the period. Standard No. 23 will apply to transactions between an entity and its controlling shareholder occurring on or after January 1, 2007, as well as to loans granted prior to the inception of Standard No. 23 to or by the controlling shareholder, as of the date of its inception. The application of Standard No. 23 will not have a material impact on our financial position or results of operations.

IMPACT OF DEVALUATION, INFLATION AND CURRENCY FLUCTUATIONS ON RESULTS OF
OPERATIONS AND ON MONETARY ASSETS AND LIABILITIES

      The following table sets forth, for the periods indicated, certain information with respect to the rate of inflation in Israel, the rate of devaluation of the NIS in relation to the dollar and the rate of inflation in
Israel adjusted for the NIS-dollar devaluation:

                                                             Closing Exchange         Annual        Annual Inflation
 Year Ended           Israeli Consumer   Israeli Inflation      Rate of the      Devaluation Rate     Adjusted for
December 31,           Price Index (1)     Price Rate(2)        Dollar (3)             (4)           Devaluation (5)
------------          ----------------   -----------------   ----------------    ----------------   ----------------

2002                       182.01               6.5             NIS 4.737              7.3                (0.7)
2003                       178.58              (1.9)            NIS 4.379             (7.6)                6.2
2004                       180.74               1.2             NIS 4.308             (1.6)                2.8
2005                       185.05               2.4             NIS 4.603              6.8                (4.2)
2006                       184.87              (0.1)            NIS 4.225             (8.2)                8.8

----------
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

      The relationship between our monetary assets and liabilities, and the extent to which these are linked to a particular currency or price index, affects our financial results. In the event of a devaluation of the NIS in relation to the dollar, we would report a financial expense to the extent that our dollar-denominated or dollar-linked monetary liabilities exceed our dollar-denominated or dollar-linked monetary assets or, conversely, we would report financial income if our dollar-denominated or dollar-linked monetary assets exceeded our dollar-denominated or dollar-linked monetary liabilities. On
December 31, 2006, the excess of our foreign currency denominated or linked monetary liabilities over our foreign currency denominated or linked monetary assets was NIS 59 million (the majority of which was dollar-denominated or dollar-linked).

      In addition, certain of our subsidiaries and affiliates have entered into financial agreements with major Israeli banks and other financial institutions in order to reduce the overall exposure of assets and liabilities denominated in foreign currencies, and commitments for the purchase of raw materials and the sale of goods in currencies other than the dollar arising from foreign currency exchange rates. Such agreements may include forward sales, purchase contracts, sale options and swap transactions.

RESULTS OF OPERATIONS

The following tables summarize certain recent financial information relating to each of our businesses. The tables are prepared on the same basis as that utilized in our consolidated financial statements included elsewhere in this annual report.
                                                                                                                                 Translation
                                                                                  2005/2004                                          into         2006/2005
                                                NIS                                Changes                     NIS                  Dollars        Changes
                      -------------------------------------------------------     ----------        -------------------------     ----------     ----------
                         2004%            2005%              %               2006%            2006%
                      ----------     ----------     ----------     ----------     ----------        ----------     ----------     ----------     ----------
                    (In thousands)                (In thousands)                                  (In thousands)                (In thousands)

REVENUES FROM
SALES AND
SERVICES

Telecommunications       671,531           8.59        452,433          61.67         (32.63)          260,384          44.64         61,629         (42.45)
Agro-chemicals ...     6,895,238          88.22             --             --            N/A                --             --             --             --
Tourism ..........       238,449           3.05        271,443          37.00          13.84           312,801          53.63         74,036          15.24
Others ...........        10,564           0.14          9,755           1.33          (7.66)           10,068           1.73          2,383           3.21
                      ----------     ----------     ----------     ----------     ----------        ----------     ----------     ----------     ----------

Total ............     7,815,782         100.00        733,631         100.00         (90.61)          583,253         100.00        138,048         (20.50)
                      ==========     ==========     ==========     ==========     ==========        ==========     ==========     ==========     ==========

EQUITY IN THE
RESULTS OF
INVESTEE
COMPANIES, NET
Telecommunications       (15,919)         45.41         27,050           7.53            N/A          (106,781)        292.16        (25,274)           N/A
Defense
electronics ......       (20,000)         57.05        (23,288)         (6.48)         16.44                --             --             --            N/A
Agro-chemicals ...            --             --        359,200          99.95            N/A            65,925        (180.37)        15,604            N/A
Venture capital
investments ......          (329)          0.94           (755)         (0.21)        129.48            (4,739)         12.97         (1,122)        527.68
Tourism ..........          (907)          2.59         (1,769)         (0.49)         95.04             1,006          (2.75)           238            N/A
Others ...........         2,095          (5.99)        (1,076)         (0.30)           N/A             8,040         (22.01)         1,903            N/A
                      ----------     ----------     ----------     ----------     ----------        ----------     ----------     ----------     ----------

Total ............       (35,060)        100.00        359,362         100.00            N/A           (36,549)        100.00         (8,651)           N/A

EARNINGS BEFORE
INCOME TAX

Telecommunications      (110,617)         (9.85)       (33,517)         (6.02)        (69.70)         (121,613)     (1,073.18)       (28,784)        262.84
Defense
electronics ......       (20,000)         (1.78)        56,180          10.09            N/A                --             --             --            N/A
Agro-chemicals ...     1,263,541         112.57        557,824         100.23         (55.85)           65,925         581.76         15,604         (88.18)
Venture capital
investments ......       (43,327)         (3.86)       (41,472)         (7.45)         (4.28)           39,585         349.32          9,369            N/A
Tourism ..........        36,298           3.23         22,520           4.05         (37.96)           27,581         243.39          6,528          22.47
Others ...........        (3,414)         (0.31)        (5,006)         (0.90)         46.63            11,816          (1.29)           (35)        (97.08)
                      ----------     ----------     ----------     ----------     ----------        ----------     ----------     ----------     ----------

Total ............     1,122,481         100.00        556,529         100.00         (50.42)           23,294         100.00          2,682         (97.96)

Joint general
income
(expenses), net ..       (26,697)                      (46,862)                        75.53            (8,250)                          879            N/A
Financing
Expenses, net ....      (271,955)                     (182,021)                       (33.07)         (113,935)                      (26,967)        (37.41)
                      ----------                    ----------                    ----------        ----------                    ----------     ----------
Earnings before
income tax .......       823,829                       327,646                        (60.23)          (98,891)                      (23,406)           N/A
                      ==========                    ==========                    ==========        ==========                    ==========     ==========

CAPITAL
EXPENDITURES

Telecommunications        21,825           2.57          7,529          28.76         (65.50)            3,365           3.81            796         (55.31)
Agro-chemicals ...       816,287          95.94             --             --            N/A                --             --             --             --
Tourism ..........        12,614           1.48         18,410          70.33          45.95            85,049          96.19         20,130         361.97
Other ............           148           0.01            239           0.91          61.49                --             --             --            N/A
                      ----------     ----------     ----------     ----------     ----------        ----------     ----------     ----------     ----------

Total ............       850,874         100.00         26,178         100.00         (96.92)           88,414         100.00         20,926         237.74

CORPORATE ASSETS .           423                           177                        (58.16)              200                            47          12.99
                      ----------                    ----------                    ----------        ----------                    ----------     ----------

                         851,297                        26,355                        (96.90)           88,614                        20,973         236.23
                      ==========                    ==========                    ==========        ==========                    ==========     ==========

REVENUES FROM
SALES AND
SERVICES BY
DESTINATION (1)

North America ....     1,302,993          16.67        333,202          45.42         (74.43)          200,634          34.40         47,487         (39.79)
Europe ...........     3,018,700          38.62         51,473           7.02         (98.29)           10,306           1.77          2,439         (79.98)
South America ....     1,945,241          24.89         10,558           1.44         (99.46)           23,670           4.06          5,603         124.19
Asia and
Australia ........       566,408           7.25         17,486           2.38         (96.91)            5,481           0.94          1,297         (68.65)
Africa ...........       216,853           2.77         15,134           2.06         (93.02)           13,583           2.33          3,215         (10.25)
Israel ...........       765,587           9.80        305,778          41.68         (60.06)          329,579          56.50         78,007           7.78
                      ----------     ----------     ----------     ----------     ----------        ----------     ----------     ----------     ----------

Total ............     7,815,782         100.00        733,631         100.00         (90.61)          583,253         100.00        138,048         (20.50)
                      ==========     ==========     ==========     ==========     ==========        ==========     ==========     ==========     ==========

(1)   Destination to which shipment is made.

YEAR ENDED DECEMBER 31, 2006 COMPARED TO YEAR ENDED DECEMBER 31, 2005

      In June 2005, we completed the sale of a portion of our investment in
Telrad. As a result, we ceased to control Telrad, which has resulted in its deconsolidation during the second half of 2005. Telrad is now included in our consolidated financial statements according to the equity method since July 1,
2005. As a result of the deconsolidation of Telrad our results of operations for the years ended December 31, 2005 and 2006 are not comparable, on a line by line basis, to previous years; however, net earnings is comparable to the prior periods.

      The following is an analysis of our consolidated results of operations, followed by an analysis of the results of operations of each of our businesses.

      REVENUES FROM SALES AND SERVICES. Revenues from sales and services decreased by 20.5% to NIS 583 million in 2006 compared to NIS 734 million in
2005. Revenues for 2005 included NIS 178 million for the first half of 2005 in respect of Telrad, which was not consolidated during 2006. Our other subsidiaries showed increased revenues, mainly an increase of NIS 42 million in
Sheraton Moriah's revenues.

      Export and international operations, representing 43.5% of our revenues from sales and services in 2006, decreased by 35% in 2006 compared to 2005, of which NIS 160 million was related to the impact of the deconsolidation of Telrad in 2005.

      GROUP'S EQUITY IN THE OPERATING RESULTS OF AFFILIATES, NET. Our equity in the operating results of affiliates, net in 2006 was a loss of NIS 37 million compared to a profit of NIS 359 million in 2005. Our equity in the operating results of affiliates, net for 2006 included profit of NIS 66 million in respect of MA Industries, in comparison with a profit of NIS 359 million in 2005 in respect of MA Industries. Our equity in the operating results of affiliates, net for 2006 also included a loss of NIS 100 million in respect of Telrad, which was consolidated during the first half of 2005. For the second half of 2005 our equity share in the net loss of Telrad was NIS 26 million. Also included in this item in 2006 is our equity share in the net loss of ECI in the amount of NIS 3 million, as well as our equity share in the net loss of ECtel in the amount of
NIS 3 million, which is accounted for under the equity method since the third quarter of 2006. In 2005, our equity share in the net profit of ECI was NIS 53 million. Also included in this item in 2005 is our equity share in the net loss of Tadiran Communications in the amount of NIS 23 million.

      OTHER INCOME (EXPENSES), NET. Other income, net, amounted to NIS 104 million in 2006 compared to other income, net of NIS 224 million in 2005. In
2005, we recorded other expenses due to impairment in the value of investments and assets of Koor CVC in the amount of NIS 69 million and also recorded a provision for severance compensation of NIS 39 million at Telrad. In 2006, these items were insignificant. Other income, net, in 2006 included:

      o     Capital gains of NIS 80 million from sale of investments, mainly the sale of part of our investment in Elbit and the sale of Followap by
            Koor CVC. In 2005, we recorded capital gains of NIS 308 million from sale of investments, mainly the sale of approximately 10% of our equity interest in MA Industries and the sale of our equity interest in Tadiran Communication (33%);

      o     Management services to affiliated companies of NIS 8 million, primarily to MA Industries compared to NIS 14 million in 2005; and

      o     Dividends of NIS 7 million, mainly from Elbit, compared to dividends of NIS 10 million in 2005.

      COST OF SALES AND SERVICES. Cost of sales and services decreased by 24.7%
to NIS 438 million in 2006 compared to NIS 582 million in 2005. Cost of sales and services for 2005 included NIS 168 million for the first half of 2005 in respect of Telrad, which was not consolidated during 2006. Our other subsidiaries' cost of sales and services increased by 5.8%, mainly due to an increase of NIS 28 million in Sheraton Moriah's cost of sales and services that was partially setoff by a decrease of NIS 6 million in the cost of sales and services of Dekolink.

      SELLING AND MARKETING EXPENSES. Selling and marketing expenses decreased by 23.8% to NIS 64 million in 2006 compared to NIS 84 million in 2005. Selling and marketing expenses for 2005 included NIS 19 million for the first half of
2005 in respect of Telrad, which was not consolidated during 2006. Other subsidiaries' selling and marketing expenses decreased by 1.6%, mainly due to a decrease of NIS 2 million in MNI's selling and marketing expenses.

      GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses decreased by 4.3% to NIS 135 million in 2006 compared to NIS 141 million in
2005. General and administrative expenses for 2005 included NIS 14 million for the first half of 2005 in respect of Telrad, which was not consolidated during
2006. Excluding the impact of the deconsolidation of Telrad in 2006, general and administrative expenses increased by 6.3%, mainly due to an increase of NIS 7 million in compensation expenses and professional fees at the parent company level, and an increase of NIS 4 million in the general and administrative expenses of Sheraton Moriah.

      FINANCING EXPENSES, NET. Financing expenses, net were NIS 114 million in
2006 compared to NIS 182 million in 2005, a decrease of 37.4%. Financing expenses, net for 2005 included NIS 5 million for the first half of 2005 in respect of Telrad, which was not consolidated during 2006. Excluding the impact of the deconsolidation of Telrad in 2006, financing expenses, net decreased by
35.6% in 2006, mainly due to a decrease of NIS 21 million at Sheraton Moriah and a decrease of NIS 93 million at the parent company level (including its wholly owned subsidiaries). Financing expenses decreased in 2006 compared to 2005 due to the impact of the decrease in the CPI on our CPI-linked long-term loans
(-0.1% in 2006 compared to 2.4% in 2005), and due to the impact of the changes in the US dollar exchange rate on our dollar-linked loans (a decrease of 8.2% in
2006 compared to an increase of 6.8% in 2005).

      INCOME TAX. Income tax recorded in 2006 amounted to NIS 9 million compared to NIS 80 million in 2005. Income tax expense for 2006 is net of tax income of
NIS 11 million due to final tax assessments received by Tadiran. Income tax for
2005 included NIS 4 million for the first half of 2005 in respect of Telrad, which was not consolidated during 2006. Excluding the impact of the deconsolidation of Telrad, income tax in 2005 amounted to NIS 76 million. Taxes on income as a percentage of revenues in 2006 and 2005 were 1.4% and 6.1%, respectively.

      MINORITY INTEREST IN CONSOLIDATED COMPANIES' RESULTS, NET. Minority
interest in consolidated companies' results, net amounted to expenses of NIS 5 million in 2006 compared to income of NIS 10 million in 2005. The transition from income in 2005 to expenses in 2006 was mainly due to the decrease in the minority interest in the losses of Sheraton Moriah as a result of the improvement in Sheraton Moriah's results of operations.

      NET EARNINGS FROM DISCONTINUED OPERATIONS. Net earnings from discontinued
operations (including capital gains from the sale of the discontinued
operations) amounted to NIS 10 million in 2006 compared to NIS 53 million in
2005. Net earnings from discontinued operations in 2006 were comprised of NIS 8 million in respect of Koor Trade and NIS 2 million in respect of Isram. In 2005, net earnings from discontinued operations were comprised of earnings of NIS 100 million and NIS 2 million in respect of Elisra and Isram, respectively, and net of losses of NIS 49 million in respect of Koor Trade.

      CUMULATIVE EFFECT AS OF THE BEGINNING OF THE YEAR OF CHANGE IN ACCOUNTING
METHOD. Cumulative effect as of the beginning of the year of change in accounting method amounted to earnings of NIS 63 million in 2006 compared to losses of NIS 3 million in 2005. In 2006, the cumulative effect resulted from the transition to Standard No. 22 due to the reversal of provisions for losses in respect of convertible securities in affiliates (NIS 37 million and NIS 25 million in respect of ECI and MA Industries, respectively). In 2005, the cumulative effect resulted from the transition to Accounting Standard No. 19,
"Taxes on Income" mainly due to an increase in liabilities for deferred taxes relating to property.

      NET EARNINGS (LOSS). For the reasons mentioned above, we reported net losses of NIS 41 million in 2006, compared to net earnings of NIS 308 million in
2005.

      AGROCHEMICALS BUSINESS

                                                                   Year Ended December 31,
                                                      ------------------------------------------------
                                                         2005                2006               2006
                                                      ---------           ---------          ---------
                                                            (NIS in thousands)            ($ in thousands)

Revenues from sales and services............                 --                  --                 --
Earnings before financing expenses..........            557,824              65,925             15,604

      Earnings before financing expenses from our agrochemicals business were
NIS 66 million compared to NIS 558 million in 2005. The decrease was primarily due to the decrease in MA Industries net income for the year. MA Industries'
gross and operating margins decreased in 2006 compared to 2005, due to price erosion, increase in the prices of raw materials and weakening of its primary trading currencies. MA Industries' net income was also affected by one-time accounting adjustments and provisions in the amount of NIS 234 million relating to legal claims (NIS 89 million), employee termination costs (NIS 68 million), impairment of intangible assets (NIS 72 million), provision for doubtful debts and inventory losses (NIS 58 million), which were partially offset by deferred taxes (NIS 53 million). Earnings before financing expenses from our agrochemicals business for 2005 included NIS 199 million in capital gains from the sale of shares in MA Industries in February 2005.

      TELECOMMUNICATIONS EQUIPMENT BUSINESS

                                                                    Year Ended December 31,
                                                      ------------------------------------------------
                                                         2005                2006               2006
                                                      ---------           ---------          ---------
                                                            (NIS in thousands)            ($ in thousands)

Revenues from sales and services............            452,433             260,384             61,629
Losses before financing expenses............            (33,517)           (121,613)           (28,784)

      Revenues from sales and services from our telecommunication equipment business decreased by 42.4% in 2006 to NIS 260 million from NIS 452 million in
2005. The decrease was primarily due to the deconsolidation of Telrad during the second half of 2005.

      Telecommunication equipment business exports amounted to NIS 254 million in 2006 compared to NIS 427 million in 2005. This decrease was also primarily due to the deconsolidation of Telrad during the second half of 2005.

      Losses before financing expenses from our telecommunication equipment business were NIS 122 million in 2006 compared to NIS 34 million in 2005. The increase was primarily due to the increase of NIS 11 million in our equity share in Telrad's losses, an increase of NIS 10 million in MNI's losses, a decrease of
NIS 59 million in our equity share of ECI's earnings, and a decrease of NIS 1 million in our equity share of Dekolink earnings.

      VENTURE CAPITAL BUSINESS

                                                                  Year Ended December 31,
                                                      ------------------------------------------------
                                                         2005                2006               2006
                                                      ---------           ---------          ---------
                                                             (NIS in thousands)           ($ in thousands)

Revenues from sales and services............                 --                  --                 --
Earnings (losses) before financing expenses.            (41,472)             39,585              9,369

As of December 31, 2006, the book value of Koor CVC's investments totaled approximately NIS 206 million. Earnings (losses) before financing expenses from our venture capital business improved to earnings of NIS 40 million in 2006 compared to losses of NIS 41 million in 2005. The improvement was primarily due to a NIS 43 million capital gain recorded by Koor CVC in 2006 following the sale of its portfolio company Followap Inc. compared to NIS 69 million of provisions recorded by Koor CVC in 2005 as a result of the decline in value of several of its portfolio companies, and a capital gain of NIS 31 million as a result of the initial public offering of its portfolio company Scopus Video Networks Ltd.
(which was sold on January 11, 2007).

      TOURISM

                                                                   Year Ended December 31,
                                                      ------------------------------------------------
                                                         2005                2006               2006
                                                      ---------           ---------          ---------
                                                             (NIS in thousands)           ($ in thousands)

Revenues from sales and services............            271,443             312,801             74,036
Earnings before financing expenses..........             22,520              27,581              6,528

      Revenues from sales and services from our tourism business increased 15.2%
to NIS 313 million in 2006 from NIS 271 million in 2005. This increase was primarily attributable to the increase in sales of Sheraton Moriah as a result of the increase in tourism to Israel.

      Earnings before financing expenses from tourism business were NIS 28 million in 2006, compared to NIS 23 million in 2005.

      On December 28, 2006 we sold our entire holding in Isram for total consideration of $1.26 million. We recorded a capital gain of approximately NIS
8 million in respect of the sale. Pursuant to the sale, Isram's operations have been presented as a discontinued operation. See Note 24(3) to our consolidated financial statements included elsewhere in this annual report.

      On December 17, 2006 we signed an agreement for the sale of our entire holding in Sheraton Moriah to Azorim Development and Construction Co. Ltd., for
total consideration of approximately $24 million. The transaction was completed on April 26, 2007, after receiving all requisite approvals. Out of the total consideration, we received the first installment in the amount of approximately
$6.3 million on December 21, 2006 and the second installment in the amount of approximately $8.6 million on the closing date. The remaining outstanding amount of approximately $9.2 million will be received no later than March 27, 2008.

      As of the completion of the transaction, Sheraton Moriah will be presented as a discontinued operation. See Note 3E(2) to our consolidated financial statements included elsewhere in this annual report.

      OTHER BUSINESSES

                                                                  Year Ended December 31,
                                                      ------------------------------------------------
                                                         2005                2006               2006
                                                      ---------           ---------          ---------
                                                             (NIS in thousands)           ($ in thousands)

Revenues from sales and services............              9,755              10,068              2,383
Earnings (losses) before financing expenses.             (5,006)             11,816              2,797

      Revenues from sales and services from our other businesses increased 3.2%
to slightly more than NIS 10 million in 2006 from slightly less than NIS 10 million in 2005.

      In 2006, our other businesses generated earnings before financing expenses of NIS 12 million compared to losses before financing expenses of NIS 5 million in 2005. Our newly acquired investment in Epsilon Investment House contributed
NIS 7 million to this segment's earnings for 2006.

      DEFENSE ELECTRONICS BUSINESS

                                                                  Year Ended December 31,
                                                      ------------------------------------------------
                                                         2005                2006               2006
                                                      ---------           ---------          ---------
                                                            (NIS in thousands)            ($ in thousands)

Revenues from sales and services............                 --                  --                 --
Earnings (losses) before financing expenses.             56,180                  --                 --

      Earnings before financing expenses from our defense electronics business amounted to NIS 56 million in 2005 and included capital gains of NIS 72 million from the sale of Tadiran Communications in November 2005.

      Our defense electronics business Elisra was reclassified as a discontinued
operation as a result of the sale in November 2005, as described above. See Note
24(1) to our consolidated financial statements included elsewhere in this annual report.

YEAR ENDED DECEMBER 31, 2005 COMPARED TO YEAR ENDED DECEMBER 31, 2004

      During 2005, we sold part of our investments in MA Industries and Telrad.
As a result, we ceased to control these companies at that time, which resulted in their deconsolidation during 2005. These companies are now included in our consolidated financial statements according to the equity method. As a result of the deconsolidation of these companies and to reflect the nature of our activities as a holding company, we have classified our statement of operations in a single-stage format (comparative figures have been reclassified on a consistent basis). Total revenues and income, including our equity in the results of affiliates, are presented within revenues. As a result of the deconsolidation of MA Industries and Telrad, our results of operations for the year ended December 31, 2005 are not comparable, on a line by line basis, to previous years; however, net earnings are comparable to the prior periods.

      The following is an analysis of our consolidated results of operations, followed by an analysis of the results of operations of each of our businesses.

      REVENUES FROM SALES AND SERVICES. Revenues from sales and services decreased 90.6% to NIS 734 million in 2005 compared to NIS 7,816 million in
2004. Revenues for 2004 included NIS 6,895 million in respect of MA Industries, which was not consolidated in 2005, and NIS 195 million for the second half of
2004 in respect of Telrad, which was not consolidated during the second half of
2005. Our other subsidiaries showed increased revenues, mainly an increase of
NIS 63 million in Dekolink's revenues and an increase of NIS 33 million in the revenues of Sheraton Moriah.

      Export and international operations, representing 58.3% of our revenues from sales and services in 2005, decreased by 93.9% in 2005 compared to 2004, of which NIS 6,583 million was related to the impact of the deconsolidation of MA
Industries and Telrad in 2005.

      GROUP'S EQUITY IN THE OPERATING RESULTS OF AFFILIATES, NET. Our equity in the operating results of affiliates, net in 2005 was a profit of NIS 359 million compared to a loss of NIS 35 million in 2004. Our equity in the operating results of affiliates, net for 2005 included profit of NIS 356 million in respect of MA Industries, which was consolidated in 2004, and loss of NIS 26 million for the second half of 2005 in respect of Telrad, which was consolidated during the same period in 2004. Also included in this item in 2005 are our equity share in the net profit of ECI in the amount of NIS 53 million and our equity share in the net loss of Tadiran Communications in the amount of NIS 23 million. In 2004, our equity share in the net loss of ECI was NIS 15 million and our equity share in the net loss of Tadiran Communications was NIS 20 million, which was primarily due to the writeoff of part of the purchase price of Tadiran
Communications allocated to in-process research and development.

      OTHER INCOME (EXPENSES), NET. Other income, net, amounted to NIS 224 million in 2005 compared to other expenses, net of NIS 72 million in 2004. Other income, net, in 2005 included:

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

      COST OF SALES AND SERVICES. Cost of sales and services decreased by 88.6%
to NIS 582 million in 2005 compared to NIS 5,111 million in 2004. Cost of sales and services for 2004 included NIS 4,331 million in respect of MA Industries, which was not consolidated in 2005, and NIS 204 million for the second half of
2004 in respect of Telrad, which was not consolidated during the second half of
2005. Our other subsidiaries' cost of sales and services increased by 19.3%, mainly due to an increase of NIS 38 million in Dekolink's cost of sales and services and an increase of NIS 14 million in the cost of sales and services of
Sheraton Moriah.

      SELLING AND MARKETING EXPENSES. Selling and marketing expenses decreased by 92.1% to NIS 84 million in 2005 compared to NIS 1,062 million in 2004.
Selling and marketing expenses for 2004 included NIS 965 million in respect of
MA Industries, which was not consolidated in 2005, and NIS 19 million for the second half of 2004 in respect of Telrad, which was not consolidated during the second half of 2005. Other subsidiaries' selling and marketing expenses increased 38.3%, mainly due to an increase of NIS 13 million in Dekolink's selling and marketing expenses.

      GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses decreased by 67.9% to NIS 141 million in 2005 compared to NIS 439 million in
2004. General and administrative expenses for 2004 included NIS 299 million in respect of MA Industries, which was not consolidated in 2005, and NIS 21 million for the second half of 2004 in respect of Telrad, which was not consolidated during the second half of 2005. Excluding the impact of the deconsolidation of
MA Industries and Telrad in 2005, general and administrative expenses increased
38.9%, mainly due to an increase of NIS 12 million in compensation expenses and professional fees at the corporate level, and an increase NIS 3 million in the general and administrative expenses of Sheraton Moriah.

      FINANCING EXPENSES, NET. Financing expenses, net were NIS 182 million in
2005 compared to NIS 272 million in 2004, a decrease of 33.1%. Financing expenses, net for 2004 included NIS 134 million in respect of MA Industries, which was not consolidated in 2005, and NIS 0.6 million for the second half of
2004 in respect of Telrad, which was not consolidated during the second half of
2005. Financing expenses, net in respect of companies that were consolidated both in 2004 and 2005, increased by 29% in 2005, mainly due to an increase of
NIS 16 million at Sheraton Moriah and an increase of NIS 34 million at the parent company level. Despite the decrease in our net debt at the parent company level, financing expenses increased in 2005 compared to 2004 due to the impact of the increase in the CPI on our CPI-linked long-term loans (2.4% in 2005 compared to 1.2% in 2004), and due to the impact of the changes in the US dollar exchange rate on our dollar-linked loans (an increase of 6.8% in 2005 compared to a decrease of 1.6% in 2004).

      INCOME TAX. Tax expenses recorded in 2005 amounted to NIS 80 million compared to NIS 272 million in 2004. Tax expenses for 2004 included NIS 234 million in respect of MA Industries, which was not consolidated in 2005, and NIS
49 million for the second half of 2004 in respect of Telrad, which was not consolidated during the second half of 2005. Excluding the impact of the deconsolidation of MA Industries and Telrad, income tax in 2004 amounted to expenses of NIS 17 million. Tax expenses at the parent company level increased by NIS 96 million, mainly due to the realization of a deferred tax asset, created in 2004, in connection with the sale of shares of MA Industries in 2005.
Taxes on income as a percentage of revenues in 2005 and 2004 were 10.9% and
3.5%, respectively.

      MINORITY INTEREST IN CONSOLIDATED COMPANIES' RESULTS, NET. Minority
interest in consolidated companies' results, net amounted to income of NIS 10 million in 2005 compared to expenses of NIS 431 million in 2004. Minority interest in consolidated companies' results, net for 2004 included NIS 447 million in respect of MA Industries, which was not consolidated in 2005.
Minority interest in consolidated companies' results, excluding MA Industries, in 2004 amounted to income of NIS 16 million. The decrease in 2005 compared to
2004 was mainly due to the decrease in the minority interest in the losses of
Sheraton Moriah, due to the improvement in Sheraton Moriah's results of operations.

      NET EARNINGS FROM DISCONTINUED OPERATIONS. Net earnings from discontinued
operations (including capital gains from the sale of the discontinued
operations) amounted to NIS 53 million in 2005 compared to NIS 24 million in
2004. In 2005, net earnings from discontinued operations were comprised of earnings of NIS 100 million and NIS 2 million in respect of Elisra and Isram, respectively, and net of losses of NIS 49 million in respect of Koor Trade. In
2004, net earnings from discontinued operations were comprised of earnings of
NIS 5 million and NIS 19 million in respect of Elisra and Koor Trade, respectively. The earnings of Isram in 2004 were de minimis.

      CUMULATIVE EFFECT AS OF THE BEGINNING OF THE YEAR OF CHANGE IN ACCOUNTING
METHOD. Cumulative effect as of the beginning of the year of change in accounting method amounted to losses of NIS 3 million in 2005. The cumulative effect resulted from the transition to Accounting Standard No. 19, "Taxes on
Income" mainly due to an increase in liabilities for deferred taxes relating to property.

      NET EARNINGS (LOSS). For the reasons mentioned above, we reported net earnings of NIS 308 million in 2005, compared to NIS 145 million in 2004.

      AGROCHEMICALS BUSINESS

                                                                   Year Ended December 31,
                                                      ------------------------------------------------
                                                         2004                2005               2005
                                                      ---------           ---------          ---------
                                                            (NIS in thousands)            ($ in thousands)

Revenues from sales and services............          6,895,238                  --                 --
Earnings before financing expenses..........          1,263,541             557,824            132,029
Net earnings                                            271,820             356,146             84,295

      As of January 1, 2005, MA Industries ceased to be consolidated in our financial statements, and is accounted for according to the equity method. See
Note 3B(2) to the consolidated financial statements included elsewhere in this annual report.

      Earnings before financing expenses from our agrochemicals business were
NIS 558 million compared to NIS 1,264 million in 2004. The decrease was primarily due to the deconsolidation of MA Industries as of January 1, 2005.
Earnings before financing expenses from our agrochemicals business for 2005 and
2004 include NIS 199 million in capital gains from the sale of shares in MA
Industries in February 2005 and NIS 159 million in capital gains from the sale of shares in MA Industries in January 2004, respectively.

      Net earnings from our agrochemicals business were NIS 356 million in 2005 compared to NIS 272 million in 2004. The increase in MA Industries' revenues was due to the increase in the global agrochemicals market generally, and particularly in North America and Europe, due to increased sales related to subsidiaries acquired in 2004 and 2005, as well as the introduction of new products. Furthermore, MA Industries gross and operating margins increased in
2005 compared to 2004, due to the abovementioned increase in sales, the impact of the newly-acquired subsidiaries and the strengthening of the primary trading currencies.

      TELECOMMUNICATIONS EQUIPMENT BUSINESS

                                                                   Year Ended December 31,
                                                      ------------------------------------------------
                                                         2004                2005               2005
                                                      ---------           ---------          ---------
                                                            (NIS in thousands)            ($ in thousands)

Revenues from sales and services............            671,531             452,433            107,085
Losses before financing expenses............           (110,617)            (33,517)            (7,933)

      Revenues from sales and services from our telecommunication equipment business decreased by 32.6% in 2005 to NIS 452 million from NIS 672 million in
2004. The decrease was primarily due to the deconsolidation of Telrad during the second half of 2005, partially offset by an increase of NIS 63 million in sales of Dekolink, due to the introduction of new products and expansion of Dekolink's customer base.

      Telecommunication equipment business exports amounted to NIS 427 million in 2005 compared to NIS 570 million in 2004.

      Losses before financing expenses from our telecommunication equipment business were NIS 34 million in 2005 compared to NIS 111 million in 2004. The decrease was primarily due to the increase of NIS 68 million in our equity share in ECI's earnings.

      DEFENSE ELECTRONICS BUSINESS

                                                                   Year Ended December 31,
                                                      ------------------------------------------------
                                                         2004                2005               2005
                                                      ---------           ---------          ---------
                                                            (NIS in thousands)            ($ in thousands)

Revenues from sales and services............                 --                  --                 --
Earnings (losses) before financing expenses.            (20,000)             56,180             13,297

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

      Our defense electronics business Elisra was reclassified as a discontinued
operation as a result of the sale in November 2005, as described above. See Note
24(1) to the consolidated financial statements included elsewhere in this annual report. Elisra's revenues from sales and services decreased by 12.6% to NIS 969 million in 2005 compared to NIS 1,109 million in 2004 as a result of the continued reduction in new orders and further reduction in the Israeli defense budget. The earnings before financing expenses of the discontinued defense electronics operation amounted to NIS 75 million in 2005, compared to NIS 16 million in 2004. Earnings before financing expenses of the discontinued defense electronics operation included capital gains of NIS 148 million from the sale of
Elisra in November 2005. See Note 3D to the consolidated financial statements included elsewhere in this annual report.

      VENTURE CAPITAL BUSINESS

                                                                    Year Ended December 31,
                                                      ------------------------------------------------
                                                         2004                2005               2005
                                                      ---------           ---------          ---------
                                                             (NIS in thousands)              ($ in thousands)

Revenues from sales and services............                 --                  --                 --
Losses before financing expenses............            (43,327)            (41,472)            (9,816)

      As of December 31, 2005, the book value of Koor CVC's investments totaled approximately NIS 166 million. These investments include publicly traded Scopus
Video Networks, or Scopus, in which Koor CVC held an 18% interest on a fully-diluted basis. During 2005, Koor CVC recorded NIS 69 million of provisions for the decline in value of several of its portfolio companies. Furthermore, in
2005 Koor CVC recorded NIS 31 million capital gain following the initial public offering of portfolio company Scopus. The net result of the above was recorded in our consolidated financial statements under the caption "Other income
(expenses), net".

      In 2004, Koor CVC recorded NIS 58 million of provisions for the decline in value of several of its portfolio companies, net of a NIS 17 million capital gain following the sale of its entire holdings in its portfolio companies
Riverhead Networks and Envara under the caption "Other income (expenses), net".

      TOURISM

                                                                    Year Ended December 31,
                                                      ------------------------------------------------
                                                         2004                2005               2005
                                                      ---------           ---------          ---------
                                                             (NIS in thousands)              ($ in thousands)

Revenues from sales and services............            238,449             271,443             64,247
Earnings before financing expenses..........             36,298              22,520              5,330

      Revenues from sales and services from our tourism business increased by
13.9% to NIS 271 million in 2005 from NIS 238 million in 2004. This increase was attributable to the increase in sales of Sheraton Moriah as a result of the increase in tourism to Israel.

      Earnings before financing expenses from tourism business were NIS 23 million in 2005, compared to NIS 36 million in 2004. Earnings before financing expenses for 2004 include a capital gain of NIS 51 million from the sale of 19%
of Knafaim.

      OTHER BUSINESSES

                                                                    Year Ended December 31,
                                                      ------------------------------------------------
                                                         2004                2005               2005
                                                      ---------           ---------          ---------
                                                             (NIS in thousands)              ($ in thousands)

Revenues from sales and services............             10,564               9,755              2,309
Losses before financing expenses............             (3,414)             (5,006)            (1,185)

      Revenues from sales and services from our other businesses decreased 7.7%
to slightly less than NIS 10 million in 2005 from slightly more than NIS 10 million in 2004.

      In 2005, our other businesses generated losses before financing expenses of NIS 5 million compared to NIS 3 million in 2004.

      QUARTERLY RESULTS

      The following table presents unaudited quarterly financial information for each of the four quarters of the year ended December 31, 2006. Such information has been prepared on the same basis as our consolidated financial statements.

                                                               Quarter Ended                             Year Ended
                                           ------------------------------------------------------        ----------
                                             March          June        September        December         December
                                           31, 2006       30, 2006       30, 2006        31, 2006         31, 2006
                                           --------       --------       --------        --------        ----------
                                                                   (in millions of NIS)

Revenues and earnings ..................        212            153           188              97              650
Earnings (losses) before income tax ....         40            (80)           11             (70)             (99)
Net earnings (losses) from
continuing operations ..................         42           (101)            6             (61)            (114)
Net earnings (losses) from
discontinued operations ................         (2)             7             1               4               10
Net earnings (losses) ..................        102            (94)            7             (55)             (41)

      Our operating results may be subject to significant fluctuations in future periods. Our operating results for any particular quarter are not necessarily indicative of any future results. Our quarterly operating results may be subject to significant fluctuations due to various factors, including changes in our investment portfolio and factors affecting our various segments such as the length of the sale cycles, the timing and size of orders and shipments to customers, variations in distribution channels, mix of products, new product introductions, competitive pressures, agriculture season, and general economic conditions.

RECENT DEVELOPMENTS

      On January 11, 2007, we sold all shares held by us and Koor CVC in Scopus
Video Networks Ltd. Our total proceeds from the transaction amounted to approximately $16 million in cash. As a result of this transaction, we expect to record a capital gain of approximately NIS 23 million in the first quarter of
2007.

      On March 12, 2007 the board of directors of MA Industries resolved to rescind a former resolution regarding the payment of dividends as a fixed percentage of net earnings. Instead, the board of directors will examine the possibility of distributing dividends and the amount thereof from time to time, in accordance with the investment policy and the needs of MA Industries, and the existence of sufficient distributable earnings.

      On March 12, 2007, the board of directors of MA Industries approved the commencement of a reorganization plan for MA Industries, based on recommendations of internal teams assisted by the McKinsey research and consulting company. In the estimation of MA Industries' management, the write-offs and costs, to the extent required, in connection with implementation of the reorganization plan, will not be material. For a more detailed description of the reorganization plan, see "Item 4 - Information on the Company
- Business Overview - Our Agrochemicals Business - Recent Developments."

      On April 26, 2007 we completed the sale of our entire 56.5% shareholding in Sheraton Moriah to Azorim Tourism Ltd. for total consideration of approximately $24 million. The first installment in the amount of $6.3 million was received on December 21, 2006, the second in the amount of approximately
$8.6 million was received on the date of the closing. The remaining amount of approximately $9.2 million, guaranteed by Azorim, will be received no later than
March 27, 2008. Following the closing of the transaction we were released from guaranties provided to banks to secure bank debt of Sheraton Moriah in the amount of approximately $9.2 million. We will record a gain as a result of the transaction of approximately NIS 14 million in the second quarter of 2007.

      On May 8, 2007 we signed an agreement to sell 4.96% of Knafaim Holdings
Ltd., or Knafaim. The shares will be sold at a price per share of $10.47, for total consideration of approximately $7.4 million. $1.5 million was paid upon signing and the remainder will be paid upon the closing of the transaction. On
June 5, 2007, the purchaser notified us that it is exercising an option granted to it to purchase the balance of our shareholding in Knafaim, representing approximately 4.2% of Knafaim's share capital at the same purchase price, for total additional consideration of approximately $6.3 million. The closing for both the initial sale and the option exercise is currently expected to take place by the end of the second quarter of 2007.

      On May 14, 2007 we announced that we are currently considering a possibility of purchasing an additional 5% to 10% of the outstanding share capital of MA Industries by means of a tender offer. The timetable, volume and terms of the possible offer have not yet been determined, and there is no certainty that such an offer will take place.

      On May 14, 2007, we announced our intention to voluntarily delist from the
New York Stock Exchange, or NYSE, and to terminate our American Depositary
Receipt, or ADR, program with the Bank of New York, or BoNY. On June 8, 2007, we filed a Form 25 with the SEC to effect the delisting, which we expect will take place on June 18, 2007, and on June 20, 2007, we expect to terminate the deposit agreement with BoNY relating to our ADR program. Subsequent to the termination of the deposit agreement, ADRs will no longer be transferable. Holders of ADRs will, however, be entitled to return their ADRs to BoNY before September 18,
2007 and receive the appropriate number of underlying ordinary shares (each ADS represents 0.20 of an ordinary share), subject to cancellation fees charged by
BoNY pursuant to the deposit agreement.

      On May 14, 2007, we also announced that we intend to terminate the registration of our ADRs and ordinary shares with the U.S. Securities and
Exchange Commission, or SEC, as soon as possible following the delisting from the NYSE, thereby terminating our obligation to file annual and other reports with the SEC. We currently expect such deregistration to take effect not earlier than the third quarter of 2007.

      Our decision to delist and deregister was made after careful consideration by our board of directors of various factors, including (i) the limited number of our U.S. holders of record, (ii) the low trading volume of our ADR's on the
NYSE compared to the trading volume of our ordinary shares on the Tel Aviv Stock
Exchange, or TASE, (iii) the ongoing costs of maintaining the NYSE listing and
ADR program, (iv) the significant costs associated with being a reporting company under the U.S. securities laws, including costs arising from compliance with the provisions of the Sarbanes-Oxley Act of 2002, (v) the continued trading of our ordinary shares on the TASE and (vi) our continuing obligation to file public reports with the Israeli Securities Authority and the TASE in accordance with the Israeli securities laws and regulations.

EFFECTIVE CORPORATE TAX RATE

      We do not file a consolidated tax return with our subsidiaries, and we are taxed only on our own income. Most of our subsidiaries file their own tax returns, based on their own taxable income. Our income tax obligations and our
Israeli subsidiaries' income tax obligations are based on profits determined in nominal NIS for Israeli statutory purposes, adjusted for tax purposes, in terms of end-of-year Israeli currency, in accordance with changes in the CPI. The tax provision in our financial statements does not directly relate to income shown on such statements. See Note 16H (2) to our consolidated financial statements included elsewhere in this annual report for the reconciliation between the theoretical and actual tax expense. Non-Israeli subsidiaries are taxed based upon tax laws in their respective countries of residence. The effective corporate tax rate is affected mainly by tax benefits arising from reduced tax rates applied to approved enterprises, utilization of tax loss carry forwards for which no deferred taxes were recorded, the effect of the Inflationary
Adjustment Law on Israeli companies, whose functional currency is the dollar, and the disallowance of provisions for anticipated losses from the sale of assets. In 2006, we had a loss before taxes of NIS 99 million. See Note 16H to our consolidated financial statements included elsewhere in this annual report.

LIQUIDITY AND CAPITAL RESOURCES

      We finance our corporate level activities principally through the proceeds from divestitures, management fees and dividends we receive from our subsidiaries and affiliates and through debt financing. In 2006 and 2005, we received management fees in the amount of NIS 7 million and NIS 20 million, respectively. In addition, in each of 2006 and 2005 we received NIS 114 million and NIS 162 million, respectively, in distributions from subsidiaries and affiliates, of which NIS 97 million in 2006 and NIS 82 million in 2005 was received from MA Industries. Of the NIS 276 million in distributions we received in 2005 and 2006 combined, NIS 62 million was received as a liquidating distribution in respect of our wholly-owned subsidiary, Tadiran Ltd.

      Our shareholders' equity at December 31, 2006 decreased by 11.7% to NIS
2,189 million, compared to NIS 2,478 million at December 31, 2005. The decrease in 2006 was primarily due to the decrease in our net earnings and in the cumulative foreign currency translation adjustments.

      Working capital at December 31, 2006 was NIS 885 million compared to NIS
543 million at December 31, 2005. The increase in 2006 was primarily due to the increase in working capital at the parent company level that stemmed from, among other things, the refinancing of the short-term bank debt.

      Long-term debt totaled NIS 2,905 million at December 31, 2006, or 52.8% of total assets on that date, compared to NIS 2,000 million at December 31, 2005, or 37.8% of total assets on that date.

      Total debt at December 31, 2006 was NIS 2,959 million, or 53.8% of total assets, compared to NIS 2,272 million, or 43.0% of total assets, at December 31,
2005.

      In accordance with several of our financing agreements, we and several of our subsidiaries and affiliates undertook to maintain certain financial covenants, including minimum shareholders' equity and debt capital, ratio of shareholders' equity to debt capital, and a ban on creating pledges without the advance consent of the banks providing the financing. We also undertook to use the proceeds from the sale of certain assets in certain circumstances to repay a portion of our existing debt. As of December 31, 2006 and March 31, 2007, we and our relevant subsidiaries and affiliates are in compliance with the above covenants.

      RECENT DEVELOPMENTS

      On May 10, 2007, we completed an offering to institutional investors in
Israel of additional Series H debentures (the same series of debentures we issued in August 2006) with a par value of approximately NIS 595 million. The debentures are linked to the Israeli CPI and bear annual interest of 5.1%. The debentures will be repaid in five equal installments on September 1 of each year from 2012 through 2016. The interest is payable on the outstanding balance of the debentures, on September 1 of each year from 2007 through 2016. The Israeli
Securities Authority and the Tel Aviv Stock Exchange approved the listing of the debentures for trading on the Tel Aviv Stock Exchange. The sale of the debentures by the institutional investors will be subject to lock-up arrangements provided under the Israeli Securities Law, 1968 and its regulations. In connection with this debenture issuance, we received aggregate proceeds of approximately NIS 640 million, including a premium of approximately
NIS 23 million and an advance payment of approximately NIS 22 million in respect of the cumulative interest to be paid on the debentures for the period from
August 20, 2006 through the issuance date. As a result of the premium we received in connection with this offering, the debentures have an implied effective annual interest rate of 4.05%, linked to the Israeli CPI.

SUMMARY OF OUR CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

      For purposes of presenting the approximate cash flows that will be required to meet our and our subsidiaries' respective material contractual obligations, the following table presents a summary of those obligations, as of
December 31, 2006:

                                                                     Payments Due by Period
                                                 ----------------------------------------------------------------
                                                                      (in millions of NIS)

                                                                Less Than       2-3          4-5           After
         Contractual Obligations                   Total         1 Year        Years        Years         5 Years
----------------------------------------          ------        ---------      -----        -----         -------

Debt to Banks(1)........................           2,768            147         821         1,356            444
Debentures(1)...........................           1,311             47          92           480            692
Operating Lease Obligations.............             110             19          30            25             36
Other Obligations(2)....................              48              1          16             2             29
TOTAL CONTRACTUAL CASH OBLIGATIONS......           4,233            215         946         1,864          1,208

(1)   Includes future interest payments in accordance with applicable interest rates and linkage bases detailed in Note 15 to our financial statements included elsewhere in this annual report. The Israeli CPI is assumed to increase 2% per annum, LIBOR interest rate and Prime interest rate published by the Israeli central bank are assumed to be 5.3% and 6.0%, respectively and dollar exchange rate is assumed to remain as at December
      31, 2006.

(2)   Includes mainly loans from shareholders in subsidiaries and receipts from time-sharing units at Sheraton-Moriah.

      For purposes of presenting the approximate cash flows that will be required to meet our and our subsidiaries' respective other commercial commitments, the following table presents a summary of those commitments, as of
December 31, 2006:

                                                           Amount of Commitment Expiration Per Period
                                              --------------------------------------------------------------------
                                                                      (in millions of NIS)

                                                 Total        Less Than          2-3           4-5          After
     Other Commercial Commitments             Commitment        1 Year          Years         Years        5 Years
--------------------------------------        ----------      ---------         -----         -----        -------

Guarantees(1).........................             141              1                            -           140
Commitments for investment in Venture
Capital Funds(2)......................               5              3              2             -             -
Commitments for investment in
Indivision(3)                                       57             25             32             -             -
TOTAL COMMERCIAL COMMITMENTS..........             203             29             34             -           140

(1)   Includes: (i) a guarantee Bezeq (Israeli Telecommunications Company)
      received from Koor in the amount of NIS 133 million; and (ii) guarantees by us for affiliates and other non-consolidated companies in the amount of approximately NIS 8 million.

      Excludes: guarantees in the amount of NIS 1,117 million granted to banks in respect of loans of subsidiaries consolidated in these financial statements, of which NIS 1,028 million relates to a wholly-owned subsidiary.

      See Note 22C to our consolidated financial statements included elsewhere in this annual report.

(2)   This amount represents Koor CVC's remaining obligation for investment in its portfolio funds, which may be drawn upon by the funds over the next 2 years, based on their needs. See Note 18B4 to our consolidated financial statements included elsewhere in this annual report.

(3)   This amount represents Koor's remaining obligation for investment in
      Indivision India Partners (Indivision), which may be drawn upon by
      Indivision over the next 4 years, based on their needs. See Note 18B5 to our consolidated financial statements included elsewhere in this annual report.

CASH FLOWS

      Cash and cash equivalents decreased by NIS 32 million in 2006 compared to
2005.

      Cash flows generated by operating activities in 2006 were NIS 7 million, compared to cash flows used in operating activities of NIS 175 million in 2005.
The increase in cash flows from operating activities stems mainly from cash generated by discontinued operations of NIS 24 million in 2006 compared to cash used in discontinued operations of NIS 168 million in 2005, minority interest in earnings of subsidiaries of NIS 5 million in 2006 compared to minority interest in losses of subsidiaries of NIS 10 million in 2005; equity losses in operating results of affiliates net of dividends of NIS 138 million in 2006 compared to equity earnings of NIS 268 million in 2005, and zero net capital gain from the sale of investments in formerly consolidated subsidiaries in 2006 compared to
NIS 205 million in 2005. The increase in cash flows from operating activities was partially offset by the following: changes in deferred taxes of NIS 15 million in 2006 compared to NIS 71 million in 2005, inflationary appreciation of principal of long-term loans and other liabilities of NIS 26 million in 2006 compared to inflationary erosion of NIS 36 million in 2005, a reserve in value of assets and investments on NIS 2 million in 2006 compared to an impairment of
NIS 69 million in 2005, a cumulative effect as at the beginning of the year of change in accounting method of NIS 63 million compared with NIS 3 million in
2005, a decrease in trade receivables and other receivables of NIS 31 million compared with an increase of NIS 29 million in 2005, and a decrease in trade payables and other payables of NIS 39 million in 2006, compared to an increase of NIS 69 million in 2005. Net cash inflow generated by discontinued operating activities (mainly Isram) was NIS 24 million in 2006, compared to cash used in discontinued operating activities of NIS 168 million in 2005 (mainly Elisra).

      Cash flows used in investing activities in 2006 were NIS 802 million, compared to cash generated by investing activities of NIS 419 million in 2005.
Cash used for the investments in affiliates (mainly MA Industries) was NIS 925 million in 2006, compared to no such investments in 2005. There were no proceeds from realization of investments in formerly consolidated subsidiaries in 2006, compared to proceeds of NIS 200 million in 2005 (from the sale of shares in MA
Industries). Proceeds from sales of subsidiaries and affiliated companies and others were NIS 182 million (mainly the sale of shares of Elbit Systems),

compared to NIS 645 million in 2005 (mainly the sale of shares of Tadiran
Communications). On the other hand, proceeds from a decrease in other investments were NIS 2 million, compared to investment in other investments of
NIS 352 million in 2005 (mainly Elbit Systems). Furthermore, in 2006, cash generated by the decrease in short-term deposits and investments amounted to NIS
2 million, compared to cash used to increase short-term deposits and investments of NIS 167 million in 2005. Net cash outflow used in investing activities of discontinued operations (mainly Isram) was NIS 15 million in 2006, compared to cash generated by investing activities of discontinued operations of NIS 144 million in 2005 (mainly Elisra).

      Financing activities during 2006 generated NIS 727 million, compared to cash used in financing activities of NIS 553 million during 2005. Proceeds from issuance of debentures generated NIS 594 million in 2006, compared to NIS 376 million in 2005. Long-term loans received in 2006 amounted to NIS 199 million, compared to NIS 1,338 million in 2005. The loans were received mainly at the parent company level. Repayment of long-term loans in 2006 amounted to NIS 67 million compared to NIS 1,886 million in 2005. Loans were repaid mainly at the parent company level. Short-term credit, net, decreased by NIS 13 million in
2006, compared to a decrease of NIS 475 million in 2005. Net cash outflow used in financing activities of discontinued operations (mainly Koor Trade) was NIS 2 million in 2006, compared to cash generated by financing activities of discontinued operations of NIS 15 million in 2005 (mainly Elisra).

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

DIRECTORS AND SENIOR MANAGEMENT

      The following table sets forth, as of March 31, 2007, the name, age and position of each of our directors and executive officers:

Jonathan B. Kolber                  45      Chairman of the Board of Directors

Nochi Dankner                       52      Director

Avraham (Avi) Fischer               51      Director

Isaac Manor                         66      Director

Zvi Livnat                          53      Director

Ami Erel                            60      Director

Marc Schimmel                       43      Director

Rafi Bisker                         55      Director

Gideon Lahav(1)                     77      Director

Dr. Ayelet Ben Ezer(1) (2) (3)      43      Director

Shlomo Risman(1)(2)(4)              72      Director

Avraham Asheri(1)                   69      Director

Raanan Cohen                        39      Chief Executive Officer

David (Didi) Paz                    36      Executive Vice President

Shlomo Heller                       64      General Counsel and Corporate
                                            Secretary

Michal Yageel                       37      Corporate Controller

----------
(1)   Member of the Audit Committee.
(2)   External director. Under the Israeli Companies Law, 1999, publicly held companies in Israel are required to appoint at least two "external directors" who serve for three-year terms, as described below. Our external directors were appointed in September 2006.
(3)   Serves on the Audit Committee as the "Director with Professional
      Expertise" as defined by Israeli Companies Law.
(4)   Serves on the Audit Committee as the "Director with Financial and
      Accounting Expertise" as defined by Israeli Companies Law and as the
      "audit committee financial expert" as defined in Item 16A of Form 20-F under the Exchange Act.

      Set forth below is a biographical summary of each of our above-named directors and executive officers.

      JONATHAN B. KOLBER has served as Chairman of the Board of Koor since
August 1, 2006. From July 1, 1998 until July 27, 2006, Mr. Kolber served as
Chief Executive Officer of Koor. Mr. Kolber serves as a director of several
Israeli companies, including ECI Telecom Ltd., Makhteshim Agan Industries Ltd,
Telrad Networks Ltd. and Epsilon Investment House Ltd. Mr. Kolber has a B.A. in
Near Eastern Languages and Civilizations from Harvard University and a
Certificate on Advanced Arabic from the American University of Cairo.

      NOCHI DANKNER serves as Chairman of IDB Holding Corporation Ltd., IDB
Development Corporation Ltd., Discount Investment Corporation Ltd., Clal
Industries and Investments Ltd., Ganden Holdings Ltd., Ganden Investments I.D.B.
Ltd., Ganden Holdings in Real Estate (2000) Ltd. and Ganden Investments 2000
Ltd. Mr. Dankner serves as Co-Chairman of Ganden Tourism and Aviation Ltd.,
Ganden Holdings in Tourism Ltd. and Israir Airlines and Tourism Ltd. Mr. Dankner
also serves as a member of the board of directors of the following companies:
Clal Insurance Enterprises Holdings Ltd., Clal Insurance Company Ltd., Super-Sol
Ltd., Cellcom Israel Ltd., Mashav Initiating & Development Ltd., Nesher Israeli
Cement Enterprises Ltd., Property and Building Corporation Ltd., American
Israeli Paper Mills Ltd., Elron Electronic Industries Ltd., Makhteshim Agan
Industries Ltd., Arei Barcelona (1997) Management Ltd., Open-Sky Ltd., Tomahawk
Investments Ltd., Yobert Investments Ltd., Peleg Dan Investments Ltd., Oshir
Holdings Ltd., Ronud Holdings (1992) Ltd. and Luck Time Ltd. Mr. Dankner holds a
Bachelor's degree in Law and Political Science from Tel Aviv University.

      AVRAHAM (AVI) FISCHER serves as Executive Vice President of IDB Holding
Corporation Ltd., the Deputy Chairman of IDB Development Corporation Ltd. and
Co-Chief Executive Officer of Clal Industries & Investments Ltd. In addition,
Mr. Fischer is a partner of the law firm of Fischer Behar Chen Well Orion & Co., of Tel Aviv, Israel. Mr. Fischer is also the co-founder and Vice-Chairman of
Ganden Holdings Ltd. and the co-founder and Co-Chairman of Ganden Tourism and
Aviation Ltd. Mr. Fischer serves as a member of the board of directors of the following companies: IDB Development Corporation Ltd., ECI Telecom Ltd.,
Discount Investment Corporation Ltd., Elron Electronic Industries Ltd., American
Israeli Paper Mills Ltd., Makhteshim Agan Industries Ltd., GVT (Holdings) N.V.,
Ganden Holdings in Tourism Ltd., Ganden Investment in IDB Ltd., Ganden Holdings
(2000) Ltd., Vyyo Inc. and other, privately held, corporations. Mr. Fischer is a co-chairman of "Matan - Your Way to Give", a non-profit organization. Mr.
Fischer holds a law degree from Tel Aviv University, and is a member of the
Israel Bar Association.

      ISAAC MANOR serves as Chairman of David Lubinski Ltd. and several of its affiliates and as Co-Chairman of IDB Holding Corporation Ltd. Mr. Manor serves as a member of the board of many companies, including: Discount Investment
Corporation Ltd., IDB Development Corporation Ltd., Makhteshim Agan Industries
Ltd., Supersol Ltd., Cellcom Israel Ltd., Mashav Initiating and Development
Ltd., Nesher Israel Cement Enterprises Ltd., American Israeli Paper Mills Ltd.,
Property and Building Corporation Ltd., Clal Industries and Investments Ltd.,
Clal Insurance Enterprises Holdings Ltd. and Union Bank Ltd. Mr. Manor holds a
Master's degree in Business Administration from The Hebrew University in
Jerusalem.

      ZVI LIVNAT serves as Co-Chief Executive Officer of Clal Industries and
Investments Ltd., as Deputy Chairman of IDB Development Corporation Ltd., as a
member of the board of directors and Executive Vice President of IDB Holding
Corporation Ltd., as Chairman of Nesher Israel Cement Enterprises Ltd., as
Chairman of Mashav Initiating and Development Ltd., as Chairman of American
Israeli Paper Mills Ltd. and as Chairman of Golf & Co. Ltd. Mr. Livnat also serves as a member of the board of directors of the following companies: IDB
Development Corporation Ltd., Discount Investment Corporation Ltd., Taavura
Holdings Ltd., Taavura Cement Containers Ltd., Supersol Ltd., Kitan Industries
LTD., Makhteshim Agan Industries Ltd., Jaf-Ora Ltd. and other companies held by
IDB Group, Taavura Group and Avraham Livnat Group. Mr. Livnat holds a HND
Business Studies & Transport (CIT) from Dorset Institute of Higher Education,
Bournemouth, United Kingdom.

      AMI EREL serves as President and Chief Executive Officer of Discount
Investment Corporation Ltd. and of NetVision Ltd. Mr. Erel also serves as
Chairman of Cellcom Israel Ltd. and as a director of Elron Electronic Industries
Ltd., Property and Building Corporation Ltd., Super-Sol Ltd. and Makhteshim Agan
Industries Ltd. Mr. Erel also serves as Chairman or a member of the board of directors of other companies in the Discount Investment and Elron groups. In the past, Mr. Erel served as a director of Elbit Systems Ltd. (1999-2004), as
Chairman and Chief Executive Officer of Elron Electronic Industries (1999-2001)
and as President and Chief Executive Officer of Bezeq, The Israel
Telecommunications Corp. Ltd. (1997-1999). Mr. Erel also serves as Chairman of the Executive Committee of Manufacturers Association of Israel (since January
2005) while prior to that (from 2000 to 2004), he served as Chairman of the
Board of Israel Association of Electronics and Information Industries. Mr. Erel
holds a Bachelor of Science degree in electronic engineering from the Technion, the Israel Institute of Technology, in Haifa.

      MARC SCHIMMEL serves as a Director of UKI Investments, the Schimmel family's investment arm. After graduating from University in 1985, Marc entered the Schimmel family's real-estate business, one of the largest private real-estate groups in the United Kingdom. Marc, along with his brother Jacob
Schimmel, are responsible for the family's substantial interests in real estate, financial services, technology, aviation, tourism and telecommunications. The family's business interests are centred in the United Kingdom, France and
Israel, but with growing involvement in Eastern Europe and the United States.
Mr. Schimmel serves as a member of the board of directors of Property and
Building Corporation Ltd., Bayside Land Corporation Ltd. and Clal Industries and
Investments Ltd. In addition, Mr. Schimmel is actively involved in communal affairs in London and sits on the board of various bodies involved in Education and Social Affairs. Mr. Schimmel holds a Bachelor's degree in business administration from the State University of New York.

      RAFI BISKER serves as Chairman of Property and Building Corporation Ltd.,
Bayside Land Corporation Ltd. and Hadarim Properties Ltd. In addition, Mr.
Bisker serves as a member of the board of directors of the following companies:
Ganden Holdings Ltd. and other companies in the Ganden group, IDB Holding
Corporation Ltd., IDB Development Corporation Ltd., Discount Investment
Corporation Ltd., Clal Industries and Investments Ltd., Supersol Ltd., Cellcom
Israel Ltd., Ispro the Israeli Properties Rental Corporation Ltd., Mehadrin
Ltd., Property and Building International Investments (2005) Ltd. and other companies in the IDB group. Mr. Bisker previously served as Chief Executive
Officer of Ganden Holdings Ltd., Chairman of Azorim Properties Ltd. and Chief
Executive Officer of Dankner Investments Ltd. Mr. Bisker holds a B.Sc. in civil engineering from the technion Israel Institute of Technology, Haifa.

      GIDEON LAHAV serves as a director and Chairman of the Audit Committee of
Discount Investment Corporation Ltd. Mr. Lahav also serves as a member of the board of directors of Paz Oil Company Ltd. and First International Bank of
Israel Ltd. Mr. Lahav holds a Bachelor's degree in Economics from The Hebrew
University in Jerusalem.

      DR. AYELET BEN EZER holds a Ph. D. in Law from the Tel Aviv University Law
Faculty. Over the last few years, Dr. Ben Ezer has been a faculty member and lecturer primarily in the area of Private International Law, Law of Torts and in
Corporate Law in several leading Israeli academic institutions including the Tel
Aviv University, University of Haifa, the Interdisciplinary Center Herzeliya and
the University of Administration. Dr. Ben Ezer has also published a book and articles in several areas relating to Private International Law and the Law of
Torts in Israeli and international publications. Dr. Ben Ezer currently serves as Vice President for Special Projects in the Interdisciplinary Center
Herzeliya.

      SHLOMO RISMAN serves as General Director of the Farmers Federation of
Israel and is a member of the managements of Amir Ltd. and Nahal Farmers
Accounts Management Ltd. Mr. Risman has also served as a director and member of the finance committees of some of Israel's largest industrial corporations. Mr.
Risman is a member of the Board of Governors of the Technion Israel Institute
for Technology, a member of the Counsel of Israel's National Insurance, also serving as Chairman of the building and finance committees. Mr. Risman also serves as a member of the CEO Committee of Israel's Economic Organizations
Coordination Chamber and a member of many Israeli public non-profit organizations. In the past, Mr. Risman served many years as a director of the
Israel Electric Corporation, and served, in this capacity, as Chairman of the
Board-designated Organization and Manpower committee. Mr. Risman also served as a director on the board of directors of several Israeli insurance companies and a member of the board of directors of Bank Leumi's Provident Funds.

      AVRAHAM ASHERI is an economic and financial advisor. Mr. Asheri is a member of the boards of directors of Discount Mortgage Bank Ltd., Africa Israel
Investments Ltd., Elron Electronics Industries Ltd., Micronet Ltd. and Elbit
Systems Ltd. Mr. Asheri was the President and Chief Executive Officer of Israel
Discount Bank from November 1991 until July 1998. Prior to joining Israel
Discount Bank in 1983 as Senior Executive Vice President and a member of its management committee, Mr. Asheri held the position of Director General of the
Ministry of Industry and Trade. During his 23 years at the Ministry of Industry and Trade and at the Ministry of Finance, Mr. Asheri held several key offices in
Israel and abroad, including Managing Director of the Investment Center in
Israel, and Trade Commissioner of Israel to the United States. Mr. Asheri holds a bachelors degree in economics and political science from the Hebrew University in Jerusalem.

      RAANAN COHEN was appointed Chief Executive Officer of Koor in July 2006.
He also serves asVice President of Discount Investments Corporation Ltd., or
DIC, Koor's controlling shareholder, since August 2001 and previously served as
Executive Assistant to the Chief Executive Officer of DIC from 1999. Mr. Cohen served as President and Chief Executive Officer of Scailex Corporation Ltd.
(formerly Scitex) from 2004 to July 2006. Prior to joining DIC, Mr. Cohen was an associate with McKinsey & Company, Inc. in London from 1997. Mr. Cohen is a lawyer, admitted to the Israel Bar. Mr. Cohen is a member of the board of directors of a number of companies in the IDB group, including Makhteshim Agan
Industries Ltd., ECI Telecom Ltd., Cellcom Israel Ltd. and Property & Building
Corporation Ltd. Mr. Cohen holds bachelor's degrees in law and in economics from
Tel Aviv University and a masters degree in management from J.L. Kellogg
Graduate School of Management at Northwestern University.

      DAVID PAZ was appointed Executive Vice President of Koor in September
2006. He also serves as Managing Director of Koor CVC. Previously, Mr. Paz served as Executive Assistant to the Senior Deputy Chief Executive Officer of
IDB Development Corporation Ltd. from 2003 and as Executive Assistant to the
Chief Executive Officer of Ganden Tourism and Aviation Ltd. from 2000. Mr. Paz is a lawyer, admitted to the Israel Bar, and from 1998 to 2000 he served as an attorney with M. Seligman & Co., an Israeli law firm. He is the Chairman of the
Board of Directors of The Third Millennium - Tourism and Recreation Holdings
Ltd. Mr. Paz is also a member of the board of directors of Simbionix USA Corp.,
Omsys Communications and Signal Processing Ltd., NSC - Natural Speech
Recognition Ltd., Diesenhaus-Unitours Ltd. and its subsidiaries, Open Sky Ltd.
and its subsidiaries, AVIAREPS AG and additional companies within the Clal
Tourism and Ganden Tourism Groups. Mr. Paz holds bachelor's degrees in law and in economics from Tel Aviv University.

      SHLOMO HELLER has been General Counsel and Corporate Secretary of Koor since August 1997. From 1990 to 1997, Mr. Heller served as the General Counsel of United Mizrahi Bank Ltd. Mr. Heller also serves as a director of several other companies within Koor. Mr. Heller holds a bachelor's degree in law from
Bar Ilan University.

      MICHAL YAGEEL has served as Corporate Controller of Koor since August
2004. From December 1999 to July 2004, she served as Corporate Controller and
Deputy Chief Financial Officer of Super-Sol Ltd. From 1998 through 1999 she was an audit manager at KPMG Somekh Chaikin, having joined Somekh Chaikin in 1992.
Ms Yageel is a qualified CPA and holds an MBA from the Tel Aviv University and a
BA in Accounting and Economics from the Hebrew University in Jerusalem.

COMPENSATION

      The aggregate compensation paid to or accrued on behalf of all our directors and executive officers as a group (28 persons, including compensation to our former directors, Chief Executive Officer, President and three Vice
Presidents) during 2006 consisted of approximately $11.2 million (of which approximately $9.3 million relates to the above office holders), in salaries, fees, bonuses, severance payments, commissions and directors' fees, excluding expenses (including business travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid to such officers and directors by companies in Israel.

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
elsewhere in this annual report.

      In addition, according to decisions of our shareholders at the annual general meetings of shareholders held on July 23, 2003, and September 12, 2004, eight former directors (including former external directors), have each been granted 50,000 options under the 2003 Stock Option Plan which is described below. All those directors have since resigned.

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

      Under a recent amendment to the Companies Law, at least one of the external directors is required to have "financial and accounting expertise" and the other external directors are required to have "professional expertise." The terms "financial and accounting expertise" and "professional expertise" have been defined by regulations adopted according to the Companies Law.

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

      The initial term of an external director is three years and may be extended for an additional three years. Both of our external directors are members of our audit committee.

      An external director is entitled to compensation as provided in the regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with service provided as an external director.

      NEW YORK STOCK EXCHANGE REQUIREMENTS

      Our ADSs are listed on the New York Stock Exchange, or NYSE, and we are subject to the rules of the NYSE applicable to listed companies (for information regarding our recently announced intention to delist from the NYSE, cancel our
ADR program and terminate our registration under the Exchange Act, see Item 9,
"The Offer and Listing - Trading in our ADSs - Recent Developments"). Under the
current NYSE rules, we are required to have an audit committee consisting of at least three directors, all of who must be independent. The independence standard under the NYSE rules generally excludes (1) any person who is an employee of a company or its affiliates or any person who is an immediate family member of an executive officer of a company or its affiliates, until the lapse of three years from the termination of such employment, (2) any person who is a partner, controlling shareholder or executive officer of an organization that has a business relationship with a company or who has a direct business relationship with a company, unless the board of directors of the company determines that the business relationship does not interfere with such person's independent judgment, or unless three years have lapsed from the termination of such relationship or his status as a partner, controlling shareholder or executive officer, and (3) any person who is employed as an executive of another corporation where any of the company's executives serves on that corporation's compensation committee. See "Audit Committee - New York Stock Exchange
Requirements" for a description of the NYSE rules that became effective with respect to Koor on July 31, 2005.

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

      SEPARATE MEETINGS OF NON-MANAGEMENT DIRECTORS: Under Section 303A.03 of
the LCM, the non-management directors of each U.S. domestic listed company must meet at regularly scheduled executive sessions without management. We do not have a similar requirement under Israeli practice or the Israeli Companies Law, and our independent directors do not meet separately from directors who are not independent.

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

EMPLOYEES

      At December 31, 2006, we and our subsidiaries had 1,456 employees worldwide, which represented a decrease of 37% from year-end 2005. The decrease in the number of employees is due, mainly, to the deconsolidation of Telrad,
Isram and Koor Trade described elsewhere in this annual report.

      The table below sets forth the number of our employees on a consolidated basis and a break down of their geographic location at the end of each of the last three fiscal years:

                              Latin
                 Israel     America      USA     Europe     Others      Total

     2004         4,732         965      369        373        120      6,559
     2005         1,838          14      251        121         94      2,318
     2006         1,309          --      145          1         --      1,456

      Our future success will depend in part upon our ability to attract and retain highly skilled and qualified personnel. Although competition for such personnel in Israel is generally intense, we believe that adequate personnel resources are currently available in Israel to meet our requirements.

      Israeli law generally requires the payment by employers of severance upon the death of an employee, his retirement or upon termination of employment by the employer without due cause. We currently fund our ongoing severance obligations by making monthly payments to approved severance funds or insurance policies. In addition, according to the National Insurance Law, Israeli employers and employees are required to pay predetermined sums to the National
Insurance Institute, an organization similar to the United States Social
Security Administration. These contributions entitle the employees to benefits in periods of unemployment, work injury, maternity leave, disability, reserve military service and bankruptcy or winding-up of the employer. Since January 1,
1995, employees are required to pay additional payments to the National
Insurance Institute for national health insurance. The payments to the National
Insurance Institute are equal to approximately 16.4% of an employee's wages limited to a specified amount, of which the employee contributes approximately
67% and the employer contributes approximately 33%.

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

      The collective bargaining agreements of certain of our affiliates cover a term of one to three years, or are for an indefinite period. Upon expiration of the term of an agreement, and pending negotiations for extension, the provisions of the agreement remain in force unless one of the parties gives a notice of termination or a new collective agreement is entered into which explicitly terminates the previous collective agreements. Management believes that, upon expiration of such existing agreements, such companies will be able to negotiate, without material disruptions to our businesses, satisfactory new agreements. However, there can be no guarantee that satisfactory agreements will be reached in each company or that the negotiation of such agreements will not generate material disruptions to our businesses.

      In 2006, our total labor costs amounted to approximately NIS 151 million, which represented approximately 26% of our total revenues from sales and services, compared to NIS 187 million in 2005. The decrease in labor costs is due to the deconsolidation of Telrad. Labor costs of our discontinued
operations, Isram and Koor Trade amounted to approximately NIS 295 million in
2006, or 7% of the net sales of the discontinued operations. In 2005, labor costs of our discontinued operations, Isram , Koor Trade and Elisra amounted to
NIS 1,381 million. The majority of our labor costs is denominated in NIS and is affected by the periodic changes in the inflation rate in Israel.

SHARE OWNERSHIP

      Our directors who are deemed to have beneficial ownership of more than 1%
of our outstanding ordinary shares are Mr. Nochi Dankner, Mr. Isaac Manor and
Mr. Zvi Livnat . Mr. Dankner, Mr. Manor and Mr. Livnat are affiliated with IDB
Development Corporation Ltd, our controlling shareholder. For details of their shareholdings, please see "Item 7. Major Shareholders and Related Party
Transactions" and the related footnotes.

      As of April 30, 2007, none of our executive officers holds ordinary shares or options under our stock option plans.

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
Accordingly, the exercise price of each stock option is intended only for computation of the bonus component. The exercise price of each outstanding option as of April 30, 2007 is presented in the following table. Those exercise prices are linked to the Israeli Consumer Price Index.

      The options are designated for directors and employees who are not related parties and will not become related parties as a result of allotment of the stock options. In any event, the total number of offerees under the 2003 plan will not exceed 35 offerees, excluding our directors and chief executive officer.

      As of April 30, 2007, 105,610 options to purchase our ordinary shares were outstanding, as follows:

                Balance of
             stock options          Exercise        Expiration
             Not exercised             Price              date
             -------------          --------        ----------
                                         NIS
                                    --------

                    59,278             97.57           12/2010
                    13,000            179.36           12/2010
                    20,000            204.49           12/2010
                    10,000            230.05           12/2010
                     3,332            214.39           12/2010
                 ---------
                   105,610

      OPTION PLANS OF CERTAIN AFFILIATE

      In April 2001, the board of directors of MA Industries decided to distribute options to employees of MA Industries and its consolidated companies.
According to this plan, during 2002 and 2003, 17,400,000 options were allocated, each of which is exercisable into one ordinary share of MA Industries. Following the exercise of options, as of March 31, 2007, 600,486 options to purchase shares of MA Industries were outstanding under this plan.

      In April 2003, the board of directors of MA Industries approved a framework for the allotment of 17,000,000 stock options, each of which is exercisable into one ordinary share of MA Industries. Out of the framework,
3,400,000 options were allotted to the Chief Executive Officer and to directors of MA Industries, and following the exercise of options, 940,176 options remained outstanding as of March 31, 2007.

      In March 2005, the board of directors of MA Industries resolved to adopt a new option plan for its officers and employees and those of its subsidiaries.
Under the terms of the plan, 14,900,000 stock options were allotted, exercisable for up to 14,900,000 ordinary shares of MA Industries. Of these, 2,500,000 options were deposited with a trustee for future distribution. In March 2006, the board of directors of MA Industries resolved to issue the balance of these options to employees. The fair value of these 2,500,000 stock options granted is approximately $3.7 million. As of March 31, 2007, 14,540,000 options to purchase shares of MA Industries were outstanding under this plan.

      In November and December 2006, MA Industries' Board of Directors decided to issue an aggregate of 3,551,500 options to its new Chief Executive Officer, certain of its officers and an external director. The cost of the benefit embedded in the options issued, based on the fair value as at their issuance date amounted to a total of $5.4 million.

      All the options of MA Industries will be exercised for shares in a quantity reflecting the amount of the financial benefit inherent in the options, according to the Bonus Component Method.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

MAJOR SHAREHOLDERS

      The following table sets forth certain information with respect to the beneficial ownership of our ordinary shares as of May 31 2007 with respect to each person known to us to be the beneficial owner of 5% or more of our outstanding ordinary shares. None of our major shareholders has any different voting rights than any other shareholder.

                                                                      Number of             Percentage of
                                                                       Ordinary          Outstanding Ordinary
                                                                        Shares                  Shares
Name                                                              Beneficially Owned             (1)
----                                                              ------------------     --------------------

Discount Investment Corporation Ltd. (2)......................          6,992,270              42.12%
IDB Development Corporation Ltd. (3) .........................          1,638,189               9.86%

----------
      (1)   Based upon 16,601,283 ordinary shares issued and outstanding on May
            21, 2007. The respective numbers of ordinary shares listed as beneficially owned in the table above, and the percentage of outstanding ordinary shares represented thereby, do not give effect to ordinary shares issuable upon exercise of options granted pursuant to the 2003 plan, which are exercisable within 60 days of this annual report. See "Item 6. Directors, Senior Management and
            Employees," and Note 20 to our consolidated financial statements included elsewhere in this annual report.

      (2)   Discount Investment Corporation Ltd or DIC, a subsidiary of IDB
            Development Corporation Ltd. (see note 3 below), is a public Israeli company whose shares are traded on the Tel Aviv Stock Exchange.

      (3)   IDB Development Corporation Ltd., or IDBD, is controlled (66%) by
            IDB Holding Corporation Ltd., or IDBH. Both IDBD and IDBH are public
            Israeli companies whose shares are traded on the Tel Aviv Stock
            Exchange. As of April 15, 2007, IDBH was controlled as follows: (i)
            Ganden Holdings Ltd., or Ganden, a private Israeli company controlled by Nochi Dankner and his sister Shelly Bergman, holds, directly and through a wholly-owned subsidiary, approximately 44.88%
            of the outstanding shares of IDBH; (ii) Shelly Bergman, through a wholly-owned company, holds approximately 7.23% of the outstanding shares of IDBH; (iii) Avraham Livnat Ltd., or Livnat, a private
            Israeli company controlled by Avraham Livnat, holds, directly and through a wholly-owned subsidiary, approximately 10.38% of the outstanding shares of IDBH; and (iv) Manor Holdings B.A. Ltd., or
            Manor, a private company controlled by Ruth Manor, holds, directly and through a majority-owned subsidiary, approximately 10.37% of the outstanding shares of IDBH. Subsidiaries of Ganden, Livnat and Manor have entered into a shareholders agreement with respect to shares of
            IDBH constituting approximately 31.02%, 10.34% and 10.34%, respectively, or an aggregate of approximately 51.7%, of the outstanding shares of IDBH for the purpose of maintaining and exercising control of IDBH as a group. Their additional shares of
            IDBH are not subject to the shareholders agreement. The term of the shareholders agreement expires in May 2023.

            Based on the foregoing, IDBH (by reason of its control of IDBD, and by reason of IDBD's control of DIC), Ganden, Manor and Livnat (by reason of their control of IDBH) and Nochi Dankner, Shelly Bergman,
            Ruth Manor, and Avraham Livnat (by reason of their control of
            Ganden, Manor and Livnat, respectively) may be deemed to share with
            DIC and IDBD the power to vote and dispose of the Company's ordinary shares held by DIC and IDBD.

            Most of the foregoing shares of IDBH have been pledged to certain financial institutions as collateral for loans borrowed to finance part of the purchase of such shares of IDBH. Upon certain events of default, these financial institutions may foreclose on the loans and assume ownership of or sell the shares.

            Nochi Dankner is the Chairman of IDBH, IDBD and DIC and a director of the Company. Zehava Dankner (the mother of Nochi Dankner) is a director of IDBH, IDBD and DIC. Zvi Livnat (a son of Avraham Livnat)
            and Isaac Manor (the husband of Ruth Manor) are directors of IDBH,
            IDBD, DIC and the Company. Dori Manor (the son of Isaac and Ruth
            Manor) is a director of IDBH, IDBD, DIC.

      As of December 31, 2006, we had 68 ADS holders of record in the United
States, holding ADSs representing approximately 7.2% of our outstanding ordinary shares, as reported by The Bank of New York, the depositary for our ADSs. To our knowledge, there are no arrangements, the operation of which may at a subsequent date result in a change in control of our company.

RELATED PARTY TRANSACTIONS

      For details regarding transactions and loans between us and related parties, please see Note 26 to our consolidated financial statements included elsewhere in this annual report.

ITEM 8. FINANCIAL INFORMATION.

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

      See "Item 17. Financial Statements" and pages F-1 through F-169.

LEGAL PROCEEDINGS

      RESTRICTIVE TRADE PRACTICES

      On September 21, 2004, a suit was filed against Koor, Bezeq - the Israel
Telecommunications Company Ltd., or Bezeq, Tadiran Ltd. (a subsidiary of Koor),
Tadiran Telecommunications Ltd. (a former subsidiary of Koor which was merged with ECI), Tadiran Public Switching Ltd., (a former subsidiary of Telrad
Telecommunications Ltd.), and Telrad alleging that during the previous decade, the defendants had engaged in activities prohibited by the Israeli Anti-Trust
Law that resulted in damages to Bezeq's customers. A motion for recognition of the suit as a class action was filed together with the suit in accordance with the Israeli Anti-Trust Law. The plaintiff is seeking damages for the group that he is seeking to represent in the amount of NIS 1.7 billion.

      On March 10, 2005, Koor and the other defendants submitted to the District
Court an objection to the plaintiff's request to certify the claim as a class action, and the plaintiff has filed its response to the objection. As of the date of this annual report, a date has not yet been set for the start of the court proceedings.

      Based on advice from our legal counsel, we believe the chances for the suit and for the action to be recognized as a class action are remote.

      In connection with the sale of shares of Telrad, Koor committed to indemnify the purchasers in the event that a court ruling will increase the amount of expenses to be paid by Telrad to an amount exceeding that stated in the share purchase agreement.

      On June 1, 2005, an indictment was filed with the Jerusalem District Court prosecuting Koor, and seven other companies that are not members of the Koor
Group (including two companies that had been owned by Koor on the relevant dates and were later sold to third parties) and nine executives (including two who had been salaried employees of Koor on the relevant dates) for violations of the
Anti-Trust Law. The indictment was the outcome of an investigation that had been opened by the Anti-Trust Commission in other companies during 2001, with respect to price fixing and collusion, and the lack of competition in the frozen and canned vegetable industry. The Anti-Trust Authority claimed that two companies that belonged to the Koor Group in the past had colluded with other companies in the years 1992-1998. On June 18, 2006, the Jerusalem District Court issued a verdict imposing a penalty of NIS 400,000 on Koor, which was paid.

      ENVIRONMENTAL

      In May 2004, a subsidiary of MA Industries and other factories in the
Ramat Hovav area received a notification from the Ministry of Environmental
Protection of the imposition of additional terms to their business licenses,

dealing with the treatment and discharge of waste produced as a result of their activities. Pursuant to the notification, the factories were requested to discontinue flowing their waste into the central treatment system, which consists of the evaporation pools and waste treatment facilities of the Ramat
Hovav Industrial Council, and to treat the factories waste in an independent manner by means of construction of an appropriate waste treatment facility and separate evaporation pools for each factory.

      In October 2004, the subsidiary of MA Industries, together with the
Israeli Union of Industrialists and other companies, filed an administrative petition in the District Court of Be'er Sheva against the Ministry of
Environmental Protection requesting the District Court to declare that the additional terms to the business licenses null and void.

      In March 2005, the District Court approved the parties' consent to settle the dispute through "out of court" mediation. The mediation was concluded and the parties reached agreement regarding the terms of the new business licenses.

      On December 28, 2006, the agreement was given the force of a court judgment. The highlights of the agreement are as follows:

(1)   Commencing from January 1, 2008, flowing of waste into the central treatment system operated by the Ramat Hovav Industrial Council will no longer be permitted and each factory will be required to treat its own waste based on certain parameters. In 2006, the subsidiary of MA
      Industries completed construction of a biological waste treatment facility as required by the agreement.

(2)   The waste of the factories will be removed to the evaporation pools and basins of the Ramat Hovav Industrial Council by January 1, 2010. After
      this date, each factory will remove its waste to evaporation pools built and operated by it, by means of an independent flow and discharge system that will also be built and operated by it.

(3)   At the end of the usage period of the evaporation pools, the waste will be left for final burial in those pools, if the Ministry of Environmental
      Protection determines, in accordance with risks' study to be conducted in
      2007, that such burial will not cause any environmental damage. At the end of the operation period of the evaporation pools, the Ministry of
      Environmental Protection will re-examine the possibility of damage being caused as a result of the burial in the pools with no additional significant treatment.

(4)   Regarding air quality, it was agreed that the European standards will constitute the basis for negotiations to be held for purposes of setting the permissible emissions parameters that will also comply with environmental parameters beyond the factories' borders. For purposes of implementing these demands, construction of a thermal oxidizing facility was commenced by the subsidiary of MA Industries (at an estimated cost of
      $10 million).

      In 2003, a private criminal complaint was filed against a subsidiary of MA
Industries and one of its directors by Man, Nature and Law Foundation (an
Israeli association for protection of the environment). The complainant alleges that on several occasions during the years 1999 through 2003, emissions of materials at prohibited concentrations were measured in the chimneys of it's the subsidiary's Ramat Hovav plant, creating severe pollution. MA Industries believes the charges in the complaint are without merit and intends to defend itself against such charges. In the opinion of MA Industries' management, based on advice from its legal counsel, due to the early stage of the proceedings, it is not possible to estimate the outcome of the complaint and/or the resultant exposure. However, based on current levels of penalties imposed in similar criminal cases, MA Industries believes it is highly likely that even in the event of an adverse determination in this complaint, the penalty will not have a material adverse effect on MA Industries and therefore, no provision was included in the financial statements.

      CLAIMS FILED AGAINST MA INDUSTRIES AND ITS FOREIGN SUBSIDIARIES

      In 1995, an action was filed in Brazil against Millenia, a subsidiary of
MA Industries, by a group that acquired the rights of two banks that went into bankruptcy. The group sued Millenia as a guarantor for the debts of agricultural cooperatives, which were its former shareholders and was seeking payment of such debts, which as of December 31, 2006, amounted to approximately US$ 56.6 million
(including interest and linkage differentials). On March 9, 2007, a settlement was reached between Millenia and the plaintiffs, for the dismissal of all of the plaintiffs' claims in consideration of the payment by Millenia of approximately
$12 million. This amount was provided in full in the financial statements for
2006.

      A number of administrative proceedings and fiscal claims are pending against Millenia in Brazil, all of which deal with demands for payment of various taxes, totaling approximately US$ 73 million (including interest and linkage differences) as of December 31, 2006. On the basis of the opinion of its legal advisors, Millenia believes its chances of prevailing in all these pending proceedings and fiscal claims against it are good.

      In 2002, an action was filed against Millenia by a private environmental protection organization, claiming that Millenia's plant in Londrina pollutes the environment and causes damage to its vicinity and neighbors. The plaintiff demanded that Milenia prepare an environmental impact study, examinations for
Millenia's employees and neighbors, and cessation of the production activity at the plant. The lower court instructed that an environmental impact study be conducted, but the court of appeals granted a stay of implementation of the decision pending a decision by the court of appeals (expected within two years).
The plaintiff's request for examination of the Company's employees and neighbors was denied. Millenia believes, based on advice from its legal counsel, that it has good defenses against the claim and, therefore, no provisions were included in the financial statements in respect of this action.

      In 2004, six identical actions were filed against a U.S. subsidiary of MA
Industries and six other agrochemical companies in the State of Illinios, by a local water supplier. In these actions, the plaintiff seeks to represent all the water suppliers in the State of Illinois. The water supplier claims that the product "atrazine", which is sold by the defendant companies, pollutes its water source, and that water having an atrazine content is a health hazard. The plaintiff does not indicate the concentration of atrazine in the water or that the quantity of atrazine in its water exceeds the amount permitted by the
Federal Water Standard, but claims that atrazine is a health hazard even at concentrations below the Federal Standard. One of the principal contentions in the claim is that the subsidiary of MA Industries (as well as the other defendants) was aware of the danger of atrazine to human beings, and was concealing this information from the authorities and the public. The subsidiary contends that it received its license for atrazine pursuant to U.S. law by means of referring to studies submitted by the original license holder without it having been permitted to review such studies. In addition, the subsidiary contends that it did not conduct its own independent studies and it is not aware of studies indicating that atrazine at the concentration permitted by the
Federal Water Standard is hazardous to human health.

      Additional causes of action claimed by the plaintiff are encroachment, nuisance, negligence and violation of the environmental protection and water pollution laws. Among the remedies the plaintiff is seeking are: obligating the defendants to prepare and implement a plan for cleaning the plaintiff's water, compensation of the plaintiff for decline in value of its properties as a result of the presence of atrazine in the water and damage to its reputation. As is customary for claims of this type in the United States, the claim does not state the amount of the damages sought or the compensation requested. The claim is in the very preliminary stages, the stage of certification of the claim as a class action has not yet started nor has the document discovery stage gotten underway.
The cumulative share of the subsidiary of MA Industries in sales of atrazine in
Illinois is low in relation to the other defendants.

      Taking into account the fact that the plaintiff does not state that the concentration of atrazine in the water exceeds that permitted by the Federal
Water Standard, and the MA Industries subsidiary's belief that the chances are remote that it will be found responsible for concealing information, the MA
Industries subsidiary estimates, based on the opinion of its legal advisors, that the likelihood that the claim will prevail is low, and therefore, no provision has been included in the financial statements in respect of this claim.

      In 2005, arbitration proceedings were started in the United States between a multi-national company and a subsidiary of MA Industries to determine the amount the subsidiary is required to pay to the multi-national company for use of its studies in order for the subsidiary to obtain a license for the
Pendimetlin product. The arbitration is mandatory arbitration under the Federal law, which governs the area of licensing for crop protection products. In
December 2006, the arbitrators handed down a draft arbitration decision pursuant to which the subsidiary was held liable to pay the multi-national company an amount ranging between $9 million and $10 million for use of the studies. In
February 2007, the draft arbitration decision became a final arbitration decision and the subsidiary was held liable to pay the multi-national company the amount of $9.3 million. MA Industries has recorded a full provision for this amount at December 31, 2006.

      CLAIMS FILED AGAINST ECI

      In January 2005, ECI was named one of the defendants in a purported class action complaint filed in the United States against ECtel, certain directors and officers of ECtel, and against ECI. The complaint alleges violations of U.S.
Federal Securities laws by ECtel and breach of fiduciary duties by the individual defendants, in connection with disclosure of ECtel's financial results, between April 2001 and April 2003. It also alleges that ECI was the controlling shareholder of ECtel during this period and, as such, influenced and controlled the purported actions by its subsidiary. Damages claimed by the plaintiff were not quantified. In July 2006, the United States District Court for the District of Maryland granted ECI's and ECtel's motions to dismiss the securities class action lawsuit. In August 2006, the plaintiff filed a motion for reconsideration, alleging new evidence against ECtel. On March 6, 2007 the
Court denied the plaintiffs' motion. The Plaintiffs has appealed the dismissal.
No liability has been recorded in respect of this matter.

      OTHER CLAIMS

      On February 20, 2007, a suit was filed with the Tel Aviv District Court against Koor and several directors and officers of Koor and of United Steel
Mills Ltd., or Steel Mills, a former subsidiary of Koor, and various other parties. A motion for recognition of the suit as a class action was filed together with the suit. The suit relates to convertible bonds issued by Steel
Mills by means of a prospectus to the public in February 1993. The bonds were to be repaid in three installments on January 31, 1999, 2000 and 2001. The first installment was repaid by Steel Mills, but the other two installments have not been repaid. In March 2000, Steel Mills began to be managed under a stay of proceedings order by the Haifa District Court, which was later altered to a liquidation order. The convertible bonds were unsecured obligations of Steel
Mills and its assets were insufficient to repay the bonds, therefore, the last two installments of the bonds were not repaid. In the suit, the plaintiff alleges that the defendants are responsible for false representations made by
Koor and Steel Mills in quarterly financial reports and relevant immediate reports. The plaintiff claims that on the basis of these representations, he purchased bonds of Steel Mills on December 28, 1999, and that these representations implied that Koor is obligated to repay the bonds. In the event that the suit will be recognized as a class action, the plaintiff is seeking damages for the group that he is seeking to represent in the amount of NIS 25 million. Our directors' and officers' insurance carrier has been informed of the matter. Due to the preliminary stage of the proceedings, we are unable to assess the outcome of the suit and the request for recognition as a class action, therefore no provision has been made in our financial statements in respect of this matter.

      A number of claims, in the total amount of NIS 39.4 million, have been filed against us and certain investees concerning various matters arising in the normal course of business, including litigation with tax, customs and VAT authorities, which are in various legal proceedings. In the estimation of the managements of these companies, based on the opinions of their legal counsel, the provisions for these claims included in their financial statements, are adequate in light of the circumstances.

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

                                                                   ADSs
                                                          ----------------------
                                                             High          Low
                                                          ---------     --------
                                                               $             $
ANNUAL
         2002.......................................         7.2700       2.1000
         2003.......................................         7.9600       2.0500
         2004.......................................        10.5600       7.0500
         2005.......................................        13.1800       9.8000
         2006.......................................        12.7000       9.2700
QUARTERLY 2005
         First Quarter..............................        12.2900       9.9100
         Second Quarter.............................        13.1800      10.5400
         Third Quarter..............................        11.8500      10.0500
         Fourth Quarter.............................        11.4200       9.8000
QUARTERLY 2006
         First Quarter..............................        10.9700       9.3400
         Second Quarter.............................        12.7000      10.1600
         Third Quarter..............................        10.9000       9.2700
         Fourth Quarter.............................        10.8300       9.2700
MONTHLY 2006 - 2007
         December...................................        10.6000      10.1800
         January....................................        11.3500      10.7400
         February...................................        11.3900      10.6700
         March......................................        11.2500      10.3000
         April......................................        13.0100      11.2400
         May........................................        13.8500      12.4900
         June (through June 11, 2007)...............        12.6500      12.3500

      On June 11, 2007, the closing price of our ADSs on the NYSE was $ 12.6300 per ADS.

      The ADSs are issued pursuant to a Deposit Agreement entered into between us and the Bank of New York, as depository. The Bank of New York's address is
101 Barclay Street, New York, New York 10286.

      RECENT DEVELOPMENTS

      On May 14, 2007, we announced our intention to voluntarily delist from the
New York Stock Exchange, or NYSE, and to terminate our American Depositary
Receipt, or ADR, program with the Bank of New York, or BoNY. On June 8, 2007, we filed a Form 25 with the SEC to effect the delisting, which we expect will take place on June 18, 2007, and on June 20, 2007, we expect to terminate the deposit agreement with BoNY relating to our ADR program. Subsequent to the termination of the deposit agreement, ADRs will no longer be transferable. Holders of ADRs will, however, be entitled to return their ADRs to BoNY before September 18,
2007 and receive the appropriate number of underlying ordinary shares (each ADS represents 0.20 of an ordinary share), subject to cancellation fees charged by
BoNY pursuant to the deposit agreement.

      On May 14, 2007, we also announced that we intend to terminate the registration of our ADRs and ordinary shares with the U.S. Securities and
Exchange Commission, or SEC, as soon as possible following the delisting from the NYSE, thereby terminating our obligation to file annual and other reports with the SEC. We currently expect such deregistration to take effect not earlier than the third quarter of 2007.

      Our decision to delist and deregister was made after careful consideration by our board of directors of various factors, including (i) the limited number of our U.S. holders of record, (ii) the low trading volume of our ADR's on the
NYSE compared to the trading volume of our ordinary shares on the Tel Aviv Stock
Exchange, or TASE, (iii) the ongoing costs of maintaining the NYSE listing and
ADR program, (iv) the significant costs associated with being a reporting company under the U.S. securities laws, including costs arising from compliance with the provisions of the Sarbanes-Oxley Act of 2002, (v) the continue trading of our ordinary shares on the TASE and (vi) our continuing obligation to file public reports with the Israeli Securities Authority and the TASE in accordance with the Israeli securities laws and regulations.

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

                                                       Ordinary Shares
                                             -----------------------------------
                                                   High                Low
                                             ---------------     ---------------
                                               NIS       $        NIS        $
                                             ------   ------     ------   ------
ANNUAL
         2002............................    166.60    36.92      48.60    10.26
         2003............................    171.00    39.05      49.80    11.37
         2004............................    224.90    52.21     165.30    38.37
         2005............................    287.20    64.00     216.60    48.26
         2006............................    292.80    65.70     200.30    44.95
QUARTERLY 2005
         First Quarter...................    261.90    60.08     216.60    49.69
         Second Quarter..................    287.20    65.12     229.30    52.00
         Third Quarter...................    268.20    59.13     230.70    50.86
         Fourth Quarter..................    263.50    56.72     233.30    50.22
QUARTERLY 2006
         First Quarter...................    258.00    55.24     220.10    47.13
         Second Quarter..................    292.80    64.94     227.40    50.44
         Third Quarter...................    241.90    55.12     203.60    46.40
         Fourth Quarter..................    231.70    54.41     200.30    47.04
MONTHLY 2006 - 2007
         December........................    226.80    53.98     212.70    50.62
         January.........................    240.60    56.90     226.30    53.52
         February........................    243.40    57.71     229.20    54.34
         March...........................    236.30    56.26     216.80    51.62
         April...........................    265.70    65.30     236.30    58.07
         May.............................    276.40    69.08     254.50    63.61
         June (through June 11, 2007)....    265.80    64.56     252.40    61.31

      On June 11, 2007, the closing price of our ordinary shares on the TASE was
NIS 265.80 (or $64.56) per share.

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

      DIRECTORS

      Pursuant to our articles of association, the number of directors serving on the board is required to be not less than five. The appointment of members to the Board of Directors, their replacement and removal, and the appointment of the Chairman of the Board of Directors require approval by our shareholders by ordinary resolution. Each member of the Board of Directors remains in office until his/her office is vacated due to any one of the following events: death, legal incompetence, bankruptcy or resignation or upon removal at a shareholders meeting. Our chief executive officer is appointed by the Board of Directors. Our executive officers serve at the discretion of our chief executive officer pursuant to powers delegated to him by our Board of Directors. The board is authorized to appoint additional directors (whether to fill a vacancy or create new directorship) to serve until the next annual shareholders meeting, provided that the total number of directors does not exceed the maximum set by the general meeting. Compensation of the Board of Directors is fixed by the general meeting and directors are not required to hold qualifying shares.

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
The board has appointed an audit committee which has four members.

      The board has borrowing powers that may be exercised in accordance with our articles of association. Our articles of association are silent with regards to the retirement age of directors.

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

      The Companies Law requires that an office holder of Koor promptly disclose any personal interest (including any interest of the office holder's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of the foregoing) that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by Koor. In addition, if the transaction is an extraordinary transaction as defined under Israeli law, the transaction must to be approved by the audit committee and afterwards by the board. In addition, the office holder must also disclose any interest held by any corporation in which the office holder is a 5% or greater shareholder, director or general manager or in which he or she has the right to appoint at least one director or the general manager. An extraordinary transaction is defined as a transaction other than in the ordinary course of business, otherwise than on market terms, or that is likely to have a material impact on Koor's profitability, assets or liabilities.

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

      INSURANCE, EXEMPTION AND INDEMNITY OF OFFICE HOLDERS

      Under the Companies Law and pursuant to our articles of association as amended by a special resolution of the shareholders meetings held on June 1,
2003 and on September 28, 2006 we may, from time to time enter into a contract to insure any office holder including directors, in full or in part, for liability resulting from an obligation imposed on him or her as a result of an action performed in his or her capacity as an office holder in Koor, for each of the following:

      (1) A breach of a duty of care towards the company or towards another person.

      (2) A breach of a duty of trust towards the company, provided that the office holder acted in good faith and had reasonable grounds to presume that his or her action would not harm the interests of the company.

      (3) A financial obligation imposed on him in favor of another person.

      In addition, Under the Companies Law and pursuant to our articles of association as amended, we may, from time to time, indemnify an office holder, in full or in part, for an obligation or expense imposed on him or her as a result of an action performed in his or her capacity as an office holder in
Koor, with respect to: (1) any financial obligation imposed on him or her in favor of another person pursuant to a judgment, including a judgment given in a settlement or arbitration decision approved by the court; and (2) any reasonable litigation expenses, including lawyer's fees, expended by the office holder due to an investigation or proceeding against him by an authority competent to conduct an investigation or proceeding, and which ended without an indictment being filed against him and without any financial obligation being imposed upon him as an alternative to a criminal proceeding, or which ended without an indictment being filed against him but with a financial obligation being imposed upon him as an alternative to a criminal proceeding in an offense which does not require proof of criminal intent; and (3) any reasonable litigation expenses, including lawyers' fees, requited by the office holder or imposed on him by a court, in a proceeding submitted against him by Koor or in its name or by another person, or in a criminal indictment of which he was acquitted, or a criminal indictment in which he was convicted of an offense not requiring proof of criminal intent; and (4) any other obligation or expense imposed upon him or which he expended, due to an action he performed in his capacity as an office holder, which can be indemnified pursuant to the provisions of any law.

      We may give an advance undertaking to: (1) indemnify an office holder, provided that the commitment to indemnify is limited to events which the board of directors deems foreseeable in view of the actual activities of Koor at the time of making the commitment to indemnify, and to an amount or to criteria which the board of directors has determined to be reasonable in the circumstances, and that the commitment to indemnify notes the events which the board of directors believes are foreseeable in light of the actual activities of
Koor at the time of making the commitment to indemnify, and the amount or criteria which the board of directors has determined is a reasonable amount in the circumstances; and (2) indemnify an office holder retroactively.

      REQUIRED APPROVALS

      In addition, under the Companies Law, indemnification of, and procurement of insurance coverage for, our office holders must be approved by our audit committee and board of directors and, in specified circumstances, by our shareholders.

      In accordance with a resolution by the general meeting of Koor's shareholders, Koor resolved to indemnify its directors and officers against various events that are not covered by insurance, and in monetary amounts exceeding the insured amounts.

      DESCRIPTION OF KOOR'S DEFERRED SHARES

      As of May 31, 2007, we had 15,156,533 Deferred Shares, par value NIS 0.001 per share, outstanding. Holders of Deferred Shares are only entitled to receive the nominal paid-up value of the Deferred Shares in the event of the winding up of Koor, subject to prior payment of the nominal paid-up value of the ordinary shares to the holders of ordinary shares. The holders of the Deferred Shares do not have any voting rights and they are not entitled to participate in the distribution of dividend of any kind. As of May 31, 2007, one of our wholly-owned subsidiaries held 14,491,494 (95.6%) of our Deferred Shares.

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

      As of May 31, 2007, one of our wholly-owned subsidiaries held 15,799 of our ordinary shares.

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

      The two sales were interconnected and would be completed in two stages, the first of which closed on April 18, 2005. For a more detailed description of these transactions, see "Item 4 - Information on the Company - Business Overview
- Our Defense Electronics Business."

      On July 6, 2005 we signed an amendment to these agreements, pursuant to which we would sell our entire holdings in Elisra to Elbit, instead of to
Tadiran Communications as per the original agreements, for approximately $70 million and additional consideration following receipt of future insurance proceeds. We also received the right to acquire Dekolink Ltd., a start-up company in the cellular field that is wholly-owned by Elisra. As originally agreed, we would sell the balance of our holdings in Tadiran Communications to
Elbit for $83 million. However, under the amended terms of the transactions, contrary to the terms of the original agreement, this sale would be conducted in two parts, and we and Elbit would share joint control of Tadiran Communications, as described above, following the sale of the first 5%. The sale of our remaining shares in Tadiran Communications was contingent on the execution of our sale of our holdings in Elisra to Elbit. Elbit's acquisition of Elisra was subject to the approvals of Elbit's shareholders at general meeting to be held within sixty days and Israel's Anti-Trust Commissioner. In addition, under the amended terms of the transactions, contrary to the terms of the original agreement, we would acquire only an additional 2.45% of Elbit from Federmann for
$25 million, regardless of whether the sale of Elisra is approved by the Israeli
Anti-Trust Commissioner. Following the completion of all the stages of these transactions, we held approximately 7.7% of Elbit.

      The transaction closed on November 30, 2005.

      On November 22, 2006, we entered into an agreement for the sale of the majority of our investment in Elbit to Federmann for total consideration of approximately $70 million, to be received in five equal quarterly installments, bearing interest according to the LIBOR rate. The first installment was received on November 27, 2006. On March 26, 2007, we received the second installment in an amount of $14 million, and agreed to replace the three coming installments with one final installment due on September 26, 2007.

      The shareholders' agreement entered into on December 27, 2004 and amended on July 6, 2005 between us and Federmann was nullified upon receipt of the first payment.

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

GENERAL CORPORATE TAX STRUCTURE

      Israeli companies are generally subject to corporate tax on taxable income at the rate of 31% for the 2006 tax year, 29% for the 2007 tax year, 27% for the
2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter and are subject to capital gains tax at a rate of 25% for real capital gains (other than gains deriving from the sale of listed securities)
derived after January 1, 2003. For capital gains derived from assets acquired prior to January 1, 2003, the tax rate will be proportionate, based upon the corresponding periods. See also Item 3- "Risks Related to Israel" for a discussion of tax benefits under the Encouragement of Capital Investments Law.

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

      The Tax Reform and Amendment 147 introduced the following, among other things:

      o     Reduction of the tax rate levied on real capital gains (other than gains deriving from the sale of listed securities) derived after
            January 1, 2003, to a general rate of 25% for corporations. Capital gains derived from the sale of listed securities by corporations that are subject to the provisions of the Inflationary Adjustments
            Law or the provisions of Article 130a of the Income Tax Ordinance, will be subject to ordinary tax rates.

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

CAPITAL GAINS AND INCOME TAXES APPLICABLE TO NON-ISRAELI SHAREHOLDERS

      Non-Israeli residents are exempt from Israeli capital gains tax on any gains derived from the sale of shares of publicly traded Israeli companies
(listed in Israel or listed outside of Israel), provided however that such capital gains are not derived from a permanent establishment in Israel and provided that such shareholders did not acquire their shares prior to an initial public offering, unless the holder is subject to the Inflationary Adjustments
Law. However, non-Israeli corporations will not be entitled to the exemption with respect to gains derived from the sale of shares of Israeli companies publicly traded, if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

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
However, if the shares are held through an Israeli financial institution and the foreign resident has filed the proper forms, there will be no withholding tax deduction.

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

      However, a foreign resident who is a significant shareholder is liable for
25% tax on dividends paid by an Israeli corporation, that are not derived from the earnings of an approved enterprise. The withholding tax rate is 20%, accordingly, a foreign resident may be required to file a tax return in Israel and pay the tax.

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

      o     A corporation (or other entity taxable as a corporation for U.S.
            Federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof;

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

      Based on our income, assets and activities for the year 2006, we believe that we were not a PFIC for that year, and we do not expect to become a PFIC in the foreseeable future. However, there can be no assurances that we will not be treated as a PFIC for that year or any taxable year. If we are or become a PFIC for any taxable year included in your holding period, we generally will remain a
PFIC for all subsequent taxable years with respect to your holding of our ADSs.

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

MARKET RISK RELATED TO FOREIGN CURRENCY EXCHANGE RATES

      We have financial liabilities denominated in various foreign currencies
(primarily dollars). Fluctuations in foreign currency exchange rates are likely to affect our financing expenses.

      As of December 31, 2006, we had consolidated foreign currency-linked financial liabilities of approximately NIS 355 million, of which NIS 307 million were dollar-linked.

      As of December 31, 2005, our net financial liabilities in foreign currency totaled approximately NIS 321 million, of which NIS 183 million were dollar-linked. Should the US dollar exchange rate rise by 2%, our financing expenses would increase by approximately NIS 4 million.

      A portion of the currency exposure is derived from the export sales included in our consolidated financial statements. For the year ended December
31, 2006, revenues from these export sales, which are denominated in foreign currencies, amounted to approximately NIS 276 million, representing approximately 47% of our total consolidated revenues from sales and services for that period, while the portion of the expenses included in the consolidated financial statements that is denominated in foreign currencies is approximately
33%.

      Our policy regarding hedging against exposure to fluctuations in currency prices is that each subsidiary will hedge according to the needs and markets in which it operates; there is no policy of engaging in currency hedging over the entire consolidated balance sheet.

      Our consolidated statements as of December 31, 2006 include transactions with financial instruments that serve mainly as a hedge against foreign currency exchange rate exposure for our subsidiary companies.

      During 2006, we bought and sold dollars in exchange for other currencies in forward contracts, call options, put options and swaps. As of December 31,
2006 there were no open foreign exchange transactions. For a detailed description of transactions with financial instruments, see Note 21 to our
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

      As of December 31, 2006, our consolidated balance sheet contained
CPI-linked loans and other liabilities totaling approximately NIS 2,466 million.
As of such date, our consolidated balance sheets contained CPI-linked financial assets totaling approximately NIS 217 million.

      Our net financial liabilities exposed to CPI-linkage amounted to approximately NIS 2,249 million as of December 31, 2006. Should the CPI rise by
2%, our financing expenses would increase by approximately NIS 45 million.

      We believe that a 2% increase in the CPI constitutes a reasonable increase for examining the impact of exposure to interest rates on our financing expenses, in view of the changes that have occurred in recent years and those that are forecast for the coming year.

      We have entered into forward transactions at the parent company level, in order to reduce the overall exposure to our CPI-linked debt. As at December 31,
2006, we had open CPI-NIS forward contracts for an aggregate notional amount of
NIS 1,200 million. For a detailed description of transactions with financial instruments, see Note 21 to our consolidated financial statements included elsewhere in this annual report.

MARKET RISK RELATED TO INTEREST RATES

      Some of our financial loans are denominated in variable interest rates that are likely to fluctuate from time to time. Our policy regarding exposure to interest rates is that each company in our consolidated group manages its own exposure.

      We engage in hedging transactions against interest rate fluctuations from time to time. As of December 31, 2006 there were no open interest rate transactions.

      As of December 31, 2006, our net financial liabilities exposed to fluctuations in the LIBOR interest rate amounted to approximately NIS 240 million. Should the LIBOR interest rate rise by 1%, our financing expenses would increase by approximately NIS 2 million.

      As of December 31, 2006, our net financial liabilities exposed to fluctuations in the interest rate in Israel are approximately NIS 216 million.
Should the interest rate in Israel rise by 2%, our financing expenses would increase by approximately NIS 4 million.

      We believe that a 1% increase in the LIBOR interest rate and 2% in the interest rate in Israel constitutes a reasonable increase for examining the impact of exposure to interest rates on our financing expenses, in view of the changes that have occurred in recent years and those that are forecast for the coming year.

MARKET RISK RELATED TO EQUITY PRICES

      We had marketable short-term securities at December 31, 2006 of approximately NIS 471 million (excluding our investment in Elbit which is not subject to market risk since the shares we hold have been sold to a third party, as described above, and we have retained possession of such shares only until and to the extent we receive the final installment of the consideration for the shares). Market risk was estimated as the potential hypothetical decrease of 10%
in the prices of these securities. Assuming such a decrease, the fair value of the equity marketable securities would decrease by approximately NIS 47 million.

      In addition, we have long-term equity holdings in several affiliates whose securities are traded on the Tel Aviv Stock Exchange and NASDAQ. Ordinary fluctuations in the prices of these subsidiaries' securities would not affect our financial statements; however, significant fluctuations may have an adverse affect on our financial statements.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

      Not Applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

      Not Applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
PROCEEDS.

      Not Applicable.

ITEM 15. CONTROLS AND PROCEDURES.

      See Item 15T below.

ITEM 15T. CONTROLS AND PROCEDURES.

(A) DISCLOSURE CONTROLS AND PROCEDURES.

      Our Chief Executive Officer and Corporate Controller have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules
13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2006. Based on this evaluation, our Chief Executive Officer and Corporate Controller have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Corporate Controller, to allow timely decisions regarding required disclosure.

(B) MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

      Our management is responsible for establishing and maintaining adequate internal control over our financial reporting (as such term is defined in Rules
13a-15(f) and 15d-15(f) of the Exchange Act). Our internal control over financial reporting is designed to provide reasonable assurance to our management and the board of directors regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements for external purposes in accordance with generally accepted accounting principles in Israel and in the United States. Because of its
inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurances with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may decline.

      Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework and criteria established in Internal Control -- Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, our management assessed the effectiveness of our internal control over financial reporting for year ended December 31, 2006 and concluded that such internal control over financial reporting was effective as of December 31,
2006.

      This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management's report in this annual report.

(C) CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

      There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

      Our board of directors has determined that Mr. Shlomo Risman, an external director and a member of the audit committee of our board of directors, is an
"audit committee financial expert" as defined in Item 16A of Form 20-F. Mr.
Risman is "independent" under the rules of the New York Stock Exchange.

ITEM 16B. CODE OF ETHICS

      We have adopted a written code of ethics that applies to our Chief
Executive Officer, our Corporate Controller and all of our other executive officers.

      You may request a copy of our code of ethics, at no cost, by writing to or telephoning us as follows:

             Koor Industries Ltd.
             3 Azrieli Center
             Triangle Tower, 43rd Floor
             Tel Aviv 67023, Israel
             Attn:  Shlomo Heller, General Counsel
             Telephone: +011-972-3-607-5107

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

      AUDIT FEES: KPMG and its affiliates charged us and our consolidated subsidiaries an aggregate of approximately $519,000 for fiscal year 2006 in connection with the professional services rendered for the audit of our annual consolidated financial statements and our consolidated subsidiaries' annual financial statements, review of our statutory quarterly consolidated financial statements and services normally provided by them relating to statutory and regulatory filings or engagements, including review of documents filed with the
SEC. For fiscal year 2005, KPMG and its affiliates billed us and our consolidated subsidiaries an aggregate of approximately $602,000 for these services.

      AUDIT-RELATED FEES: KPMG and its affiliates billed us and our consolidated subsidiaries an aggregate of approximately $31,000 in fiscal year 2006 for assurance and related services reasonably related to the performance of our audit. In fiscal year 2005, KPMG and its affiliates charged us and our consolidated subsidiaries an aggregate of approximately $14,000 for audit-related services. These fees relate mainly to the issuance of special reports.

      TAX FEES: KPMG and its affiliates charged us and our consolidated subsidiaries an aggregate of approximately $14,000 in fiscal year 2006 mainly for tax compliance. KPMG and its affiliates billed us and our consolidated subsidiaries an aggregate of approximately $77,000 for tax-related services in fiscal year 2005.

      ALL OTHER FEES: KPMG and its affiliates billed us and our consolidated subsidiaries an aggregate of approximately $287,000 in fiscal year 2006 for products and services other than those comprising audit fees, audit-related fees and tax fees. These fees mainly relate to assistance to the companies regarding documentation of internal control over financial reporting. In fiscal year 2005,
KPMG and its affiliates charged us and our consolidated subsidiaries an aggregate of approximately $211,000 for products and services in this category.

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

      During 2006, none of the services provided to us by our external auditors were provided pursuant to the DE MINIMIS exception to the pre-approval requirement provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

      Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

      None.

                                    PART III

ITEM 17. FINANCIAL STATEMENTS.

      See pages F-1 through F-169, incorporated herein by reference.

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

    1.4        Amendment to Articles of Association of Koor Industries Ltd.
               Pursuant to a General Meeting of Shareholders held on June 11,
               2007.*****

    2.1        Form of Ordinary Share Certificate.*

    2.2        Form of Deposit Agreement including Form of American Depositary
               Receipt.**

    4.1        Share Transfer Deed, dated December 27, 2004, and amended July 6,
               2005, between Koor Industries Ltd. and Elbit Systems Ltd. ****

    4.2        Shareholders' Agreement, dated December 27, 2004, and amended
               July 6, 2005, between Koor Industries Ltd. and Elbit Systems Ltd.
               ****

    4.3        Share Transfer Deed, dated December 27, 2004, and amended July 6,
               2005, between Koor Industries Ltd. and Federmann Enterprises Ltd.
               ****

    4.4        Shareholders' Agreement, dated December 27, 2004, and amended
               July 6, 2005, among Koor Industries Ltd., Federmann Enterprises
               Ltd. and Heris Aktiengesellschaft. ****

    4.5        Purchase Agreement, dated November 22, 2006, between Koor
               Industries Ltd. and Federmann Enterprises Ltd. *****

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

                                       128

----------
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
*****  Filed herewith.

                                   SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tel Aviv,
State of Israel, on the 13th day of June, 2007.

                                              KOOR INDUSTRIES LTD.

                                              By: /s/ Raanan Cohen
                                                  ------------------------------
                                                  Raanan Cohen
                                                  CHIEF EXECUTIVE OFFICER

                                   Koor Industries Ltd. (an Israeli Corporation)

FINANCIAL STATEMENTS AS AT DECEMBER 31, 2006
--------------------------------------------------------------------------------

Contents                                                                    Page
                                                                            ----
REPORT OF INDEPENDENT  REGISTERED PUBLIC ACCOUNTING FIRM.....................F-2

FINANCIAL STATEMENTS:

Statement of Changes in Shareholders' Equity................................F- 9
`

       [Letterhead of Somekh Chaikin, a Member Firm of KPMG International]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE SHAREHOLDERS OF KOOR INDUSTRIES LTD.

We  have  audited  the  accompanying  balance  sheets  of Koor  Industries  Ltd.
(hereinafter  - "the  Company")  as at  December  31,  2006  and  2005  and  the
consolidated  balance sheets of the Company and its subsidiaries  (hereinafter -
"the consolidated") as at December 31, 2006 and 2005, and the related statements of operations,  changes in shareholders'  equity and cash flows, for each of the years  in the  three-year  period  ended  December  31,  2006.  These  financial statements are the responsibility of the Company's Board of Directors and of its
Management.  Our  responsibility  is to express  an  opinion on these  financial statements  based on our audits.  We did not audit the  financial  statements of
certain   subsidiaries,   including  those  consolidated  by  the  proportionate
consolidation  method. The financial  statements of these  subsidiaries  reflect total  assets  constituting  9% and 13% of the total  consolidated  assets as at
December  31,  2006 and 2005,  respectively,  and total  revenues  and  earnings constituting 45%, 13% and 10% of the total continuing  consolidated revenues and earnings for the years ended December 31, 2006, 2005 and 2004, respectively, and
40% and 34% of the total  discontinuing  consolidated  revenues and earnings for the years ended December 31, 2005 and 2004,  respectively.  Furthermore,  we did not audit the  financial  statements  of  certain  affiliates,  whose  company's investments  constitute  NIS 134,593  thousand  and NIS 66,107  thousand,  as at
December 31, 2006 and 2005,  respectively,  and its equity in earnings  (losses)
constitute NIS 9,315 thousand,  NIS (5,469)  thousand and NIS 7,336 thousand for the years ended December 31, 2006,  2005 and 2004,  respectively.  The financial statements of those  subsidiaries  and affiliates were audited by other auditors whose  reports  thereon were  furnished  to us, and our  opinion,  insofar as it relates to amounts  included  for such  subsidiaries  and  affiliates,  is based solely on the reports of the other auditors.

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
opinion.

In our opinion,  based on our audits and on the reports of other  auditors,  the financial statements referred to above present fairly, in all material respects, the financial position of the Company and the consolidated financial position of the Company  and its  subsidiaries  as at  December  31, 2006 and 2005 and their results of operations,  changes in shareholders' equity and cash flows - Company and consolidated - for each of the years in the three-year period ended December
31, 2006, in conformity with accounting principles generally accepted in Israel.
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

As  explained  in  Note  2(B)  to  the  financial  statements,  these  financial statements  are stated in reported  amounts,  in accordance  with the accounting standards of the Israel Accounting Standards Board.

/s/ Somekh Chaikin

Somekh Chaikin
Certified Public Accountants (Isr.)
Member Firm of KPMG International

June 12, 2007

Tel Aviv, Israel

CONSOLIDATED BALANCE SHEETS AS AT DECEMBER 31
--------------------------------------------------------------------------------

                                                                                                            Convenience
                                                                                                            translation
                                                                                                             (Note 1B)
                                                                                                           --------------
                                                                      2006                2005                 2006
                                                                 --------------      --------------        --------------
                                                         Note               NIS thousands                  US $ thousands
                                                       --------  ----------------------------------        --------------

ASSETS

CURRENT ASSETS
Cash and cash equivalents                                               277,197             309,666                65,609
Short-term deposits and investments                        4            695,931             530,829 **            164,717
Trade receivables                                          5             82,041              78,557                19,418
Other receivables                                          6             82,456              79,467                19,516
Inventories                                                7             65,728              90,909                15,557
                                                                 --------------      --------------        --------------
                                                                      1,203,353           1,089,428               284,817
                                                                 --------------      --------------        --------------

INVESTMENTS AND LONG-TERM RECEIVABLES
Investments in affiliates                                  8          3,324,220           2,664,020 *             786,798
Other investments and receivables                          9            202,672             556,127 **             47,970
                                                                 --------------      --------------        --------------
                                                                      3,526,892           3,220,147               834,768
                                                                 --------------      --------------        --------------

FIXED ASSETS, NET                                         10            755,478             725,050               178,811
                                                                 --------------      --------------        --------------

INTANGIBLE ASSETS, DEFERRED EXPENSES AND DEFERRED
  TAX ASSETS                                              11             18,108              15,816                 4,286
                                                                 --------------      --------------        --------------

ASSETS RELATING TO DISCONTINUED OPERATIONS                24                 --             237,822                    --
                                                                 --------------      --------------        --------------

                                                                      5,503,831           5,288,263             1,302,682
                                                                 ==============      ==============        ==============

*     Restated - See Note 2R(4).
**    Reclassified

                                   Koor Industries Ltd. (An Israeli Corporation)
--------------------------------------------------------------------------------

                                                                                                            Convenience
                                                                                                            translation
                                                                                                             (Note 1B)
                                                                                                           --------------
                                                                      2006                2005                 2006
                                                                 --------------      --------------        --------------
                                                         Note               NIS thousands                  US $ thousands
                                                       --------  ----------------------------------        --------------

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Credit from banks and others                              12             53,967             272,127                12,773
Trade payables                                            13             67,845              71,090                16,058
Other payables                                            14            191,135             197,988                45,239
Customer advances                                                         5,042               5,565                 1,193
                                                                 --------------      --------------        --------------
                                                                        317,989             546,770                75,263
                                                                 --------------      --------------        --------------

LONG-TERM LIABILITIES
Long-term bank loans                                      15          1,868,932           1,555,149               442,351
Other long-term loans                                     15             47,467              54,147                11,235
Debentures                                                15B           988,482             390,854               233,960
Deferred taxes                                            16G            11,011                  78                 2,606
Liability for employee severance benefits, net            17              6,239               3,634                 1,477
                                                                 --------------      --------------        --------------
                                                                      2,922,131           2,003,862               691,629
                                                                 --------------      --------------        --------------

LIABILITIES RELATING TO DISCONTINUED OPERATIONS           24                 --             201,290                    --
                                                                 --------------      --------------        --------------

CONTINGENT LIABILITIES AND COMMITMENTS                    18

MINORITY INTEREST                                                        74,523              57,907                17,639
                                                                 --------------      --------------        --------------

SHAREHOLDERS' EQUITY                                      20          2,189,188           2,478,434 *             518,151
                                                                 --------------      --------------        --------------

                                                                      5,503,831           5,288,263             1,302,682
                                                                 ==============      ==============        ==============

/s/ Jonathan Kolber                    /s/ Raanan Cohen                       /s/ Michal Yageel
----------------------------------     ----------------------------------     ----------------------------------
         Jonathan Kolber                         Raanan Cohen                           Michal Yageel
Chairman of the Board of Directors         Chief Executive Officer                   Corporate Controller

June 12, 2007

* Restated - See Note 2R(4).

The accompanying notes are an integral part of the financial statements.

COMPANY BALANCE SHEETS AS AT DECEMBER 31
--------------------------------------------------------------------------------

                                                                                                            Convenience
                                                                                                            translation
                                                                                                             (Note 1B)
                                                                                                           --------------
                                                                      2006                2005                 2006
                                                                 --------------      --------------        --------------
                                                         Note               NIS thousands                  US $ thousands
                                                       --------  ----------------------------------        --------------

ASSETS

CURRENT ASSETS
Cash and cash equivalents                                               238,207             266,962                56,380
Short-term deposits and investments                        4            657,285             485,143 **            155,570
Short-term loans and current maturities of loans
  to investee companies                                                  39,308              37,212                 9,304
Receivables:
  Investee companies                                                      1,114               2,606                   264
  Others                                                   6              2,510              16,095                   594
                                                                 --------------      --------------        --------------

                                                                        938,424             808,018               222,112
                                                                 --------------      --------------        --------------

INVESTMENTS AND LONG-TERM RECEIVABLES

Investments in investees                                   8          2,579,219           2,962,192 *             610,466
Other investments and receivables                          9             62,799             366,994 **             14,864
                                                                 --------------      --------------        --------------

                                                                      2,642,018           3,329,186               625,330
                                                                 --------------      --------------        --------------

FIXED ASSETS, NET                                         10             60,143              62,367                14,235
                                                                 --------------      --------------        --------------

                                                                      3,640,585           4,199,571               861,677
                                                                 ==============      ==============        ==============

*     Restated - See Note 2R(4).
**    Reclassified.

                                   Koor Industries Ltd. (An Israeli Corporation)
--------------------------------------------------------------------------------

                                                                                                            Convenience
                                                                                                            translation
                                                                                                             (Note 1B)
                                                                                                           --------------
                                                                      2006                2005                 2006
                                                                 --------------      --------------        --------------
                                                         Note               NIS thousands                  US $ thousands
                                                       --------  ----------------------------------        --------------

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Credit from banks and others                              12                 --             204,715                    --
Trade payables                                            13              1,346               1,223                   319
 Others                                                   14             95,888              48,007 **             22,695
                                                                 --------------      --------------        --------------
                                                                         97,234             253,945                23,014
                                                                 --------------      --------------        --------------

LONG-TERM LIABILITIES
Loans from banks and others                               15            306,961           1,028,758                72,654
Debentures                                                15B           988,482             390,854               233,960
Liability for employee severance benefits, net            17              2,137                  --                   506
Excess of accumulated losses over investments in
  subsidiaries                                                           56,583              47,580 **             13,392
                                                                 --------------      --------------        --------------
                                                                      1,354,163           1,467,192               320,512
                                                                 --------------      --------------        --------------

CONTINGENT LIABILITIES AND COMMITMENTS                    18

SHAREHOLDERS' EQUITY                                      20          2,189,188           2,478,434 *             518,151
                                                                 --------------      --------------        --------------

                                                                      3,640,585           4,199,571               861,677
                                                                 ==============      ==============        ==============

*     Restated - See Note 2R(4).
**    Reclassified.

/s/ Jonathan Kolber                    /s/ Raanan Cohen                       /s/ Michal Yageel
----------------------------------     ----------------------------------     ----------------------------------
          Jonathan Kolber                         Raanan Cohen                           Michal Yageel
Chairman of the Board of Directors           Chief Executive Officer                  Corporate Controller

June 12, 2007

The accompanying notes are an integral part of the financial statements.

                                   Koor Industries Ltd. (An Israeli Corporation)

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31
--------------------------------------------------------------------------------

                                                                                                                 Convenience
                                                                                                                 translation
                                                                                                                  (Note 1B)
                                                                                                                --------------
                                                            2006               2005              2004(1)            2006
                                                       --------------     --------------     --------------     --------------
                                              Note                         NIS thousands                        US $ thousands
                                            --------   ----------------------------------------------------     --------------

REVENUES AND EARNINGS
Revenue from sales and services               23A             583,253            733,631          7,815,782            138,048
Group's equity in the operating results
  of investee companies, net                  23G             (36,549)           359,362 (*)        (35,060)            (8,650)
Other income, net                             23F             104,206            223,622                 --             24,664
                                                       --------------     --------------     --------------     --------------
                                                              650,910          1,316,615 (*)      7,780,722            154,062
                                                       --------------     --------------     --------------     --------------
COSTS AND LOSSES
Cost of sales and services                    23B             437,719            582,158          5,111,356            103,602
Selling and marketing expenses                23C              63,546             84,150          1,062,367             15,041
General and administrative expenses           23D             134,601            140,640 (*)        438,823             31,858
Other expenses, net                           23F                  --                 --             72,392                 --
Financing expenses, net                       23E             113,935            182,021            271,955             26,967
                                                       --------------     --------------     --------------     --------------
                                                              749,801            988,969 (*)      6,956,893            177,468
                                                       --------------     --------------     --------------     --------------
EARNINGS (LOSSES) BEFORE INCOME TAX                           (98,891)           327,646 (*)        823,829            (23,406)
Income tax                                    16H              (9,369)           (79,979)          (272,280)            (2,218)
                                                       --------------     --------------     --------------     --------------
                                                             (108,260)           247,667 (*)        551,549            (25,624)
Minority interest in consolidated
  companies' results, net                                      (5,414)            10,175           (430,860)            (1,281)
                                                       --------------     --------------     --------------     --------------
NET EARNINGS (LOSSES) FROM CONTINUING
  OPERATIONS                                                 (113,674)           257,842 (*)        120,689            (26,905)
NET EARNINGS FROM DISCONTINUED OPERATIONS     24               10,474             52,809             24,301              2,479
CUMULATIVE EFFECT AS OF THE BEGINNING OF
  THE YEAR OF CHANGE IN ACCOUNTING METHOD
  (SEE NOTE 2E(9))                                             62,552             (3,054)                --             14,805
                                                       --------------     --------------     --------------     --------------
NET EARNINGS (LOSSES) FOR THE YEAR                            (40,648)           307,597 (*)        144,990             (9,621)
                                                       ==============     ==============     ==============     ==============

                                                            NIS             NIS(*)(**)           NIS(**)              US$
                                                       --------------     --------------     --------------     --------------

BASIC EARNINGS (LOSS) PER ORDINARY SHARE:     27
From continuing operations                                     (6.413)            16.286              7.436             (1.518)
From discontinued operations                                    0.639              3.294              1.538              0.151
From cumulative effect of change in
  accounting method                                             3.815             (0.191)                --              0.903
                                                       --------------     --------------     --------------     --------------
Net earnings (loss) for the year                               (1.959)            19.389              8.974             (0.464)
                                                       ==============     ==============     ==============     ==============
DILUTED EARNINGS (LOSS) PER ORDINARY
  SHARE:                                      27
From continuing operations                                     (6.951)            13.647              5.090             (1.645)
From discontinued operations                                    0.639              3.192              1.493              0.151
From cumulative effect of change in
  accounting method                                             3.815             (0.185)                --              0.903
                                                       --------------     --------------     --------------     --------------
Net earnings (loss) for the year                               (2.497)            16.654              6.583             (0.591)
                                                       ==============     ==============     ==============     ==============

(1)   See  Note  3B(2)  relating  to  discontinuance  of  consolidation  of  M-A
      Industries  and Note 3C(1)  relating to  discontinuance  of  proportionate consolidation of Telrad Networks.
(*)   Restated - See Note 2R(4).
(**)  Restated - See Note 2W.

The accompanying notes are an integral part of the financial statements.

                                   Koor Industries Ltd. (An Israeli Corporation)

COMPANY STATEMENTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31
--------------------------------------------------------------------------------

                                                                                                                 Convenience
                                                                                                                 translation
                                                                                                                --------------
                                                                                                                  (Note 1B)
                                                                                                                --------------
                                                            2006               2005               2004              2006
                                                       --------------     --------------     --------------     --------------
                                              Note                         NIS thousands                        US $ thousands
                                            --------   ----------------------------------------------------     --------------

REVENUES AND EARNINGS

Management services from subsidiaries                           7,499             20,024             22,334              1,775
Koor's equity in the operating results of
  investee companies, net                     23G               7,094            130,443 *           26,200              1,679
Other income, net                             23F              61,914            438,133            234,959             14,654
                                                       --------------     --------------     --------------     --------------

                                                               76,507            588,600 *          283,493             18,108
                                                       --------------     --------------     --------------     --------------

COSTS AND LOSSES

General and administrative expenses           23D              65,773             58,684 *           46,648             15,568
Financing expenses, net                       23E              51,382            144,836            110,806             12,161
                                                       --------------     --------------     --------------     --------------

                                                              117,155            203,520 *          157,454             27,729
                                                       --------------     --------------     --------------     --------------

EARNINGS (LOSS) BEFORE INCOME TAX                             (40,648)           385,080 *          126,039             (9,621)
Income tax                                                         --            (77,483)            18,951                 --
                                                       --------------     --------------     --------------     --------------

NET EARNINGS (LOSSES) FOR THE YEAR                            (40,648)           307,597 *          144,990             (9,621)
                                                       ==============     ==============     ==============     ==============

*     Restated - See Note 2R(4).

The accompanying notes are an integral part of the financial statements.

                                   Koor Industries Ltd. (An Israeli Corporation)

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------

                                                                                                                             Company        Cumulative
                                                                                                             Amounts       shares held       foreign
                                                         Number of                                         received in        by the         currency
                                                          ordinary                           Capital        respect of     Company and     translation      Accumulated
                                                         shares (1)      Share capital      reserves      stock options    subsidiaries    adjustments        losses           Total
                                                        ------------     -------------    ------------    -------------    ------------    ------------     -----------    -------------
                                                                                  NIS thousands                                                    NIS thousands
                                                        --------------------------------------------------------------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 2003                              15,741,160           564,515       2,564,099               --         (80,321)       (196,758)     (1,111,142)       1,740,393
CHANGES DURING 2004:
Net earnings for the year                                         --                --              --                               --              --         144,990          144,990
Exercise of stock options granted to employees                83,025                --              --                               --              --              --               --
Cumulative foreign currency translation
  adjustments, net                                                --                --              --               --              --          (8,916)             --           (8,916)
                                                        ------------     -------------    ------------    -------------    ------------    ------------     -----------    -------------
BALANCE AS DECEMBER 31, 2004                              15,824,185           564,515       2,564,099               --         (80,321)       (205,674)       (966,152)       1,876,467
CHANGES DURING 2005:
Net earnings for the year                                         --                --              --               --              --              --         307,597 *        307,597 *
Stock-based compensation expense                                  --                --           1,389 *             --              --              --              --            1,389 *
Issuance of treasury stock (Note 20B)                        193,229                --              --               --          74,250              --         (24,641)          49,609
Issuance of stock options (Note 20D)                              --                --              --           21,715              --              --              --           21,715
Exercise of stock options granted to employees               129,254                --              --               --              --              --              --               --
Cumulative foreign currency translation
  adjustments, net                                                --                --              --               --              --         221,657              --           221,657
                                                        ------------     -------------    ------------    -------------    ------------    ------------     -----------    -------------
BALANCE AS DECEMBER 31, 2005                              16,146,668           564,515       2,565,488*          21,715          (6,071)         15,983        (683,196) *     2,478,434 *
CHANGES DURING 2006:
Net loss for the year                                             --                --              --               --              --              --         (40,648)         (40,648)
Stock-based compensation expense                                  --                --           1,236               --              --              --              --            1,236
Exercise of stock options granted to employees               420,402                --              --               --              --              --              --               --
Cumulative foreign currency translation
  adjustments, net                                                --                --              --               --              --        (249,834)             --         (249,834)
                                                        ------------     -------------    ------------    -------------    ------------    ------------     -----------    -------------
BALANCE AS DECEMBER 31, 2006                              16,567,070           564,515       2,566,724           21,715          (6,071)       (233,851)       (723,844)       2,189,188
                                                        ============     =============    ============    =============    ============    ============     ===========    =============

(1)   Net of the Company holdings and its subsidiaries'  holdings.
*     Restated - See Note 2R(4).

The accompanying notes are an integral part of the financial statements.

                                   Koor Industries Ltd. (An Israeli Corporation)

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------

CONVENIENCE TRANSLATION INTO $ (NOTE 1B)

                                                                                                                 Company        Cumulative
                                                                                                 Amounts       shares held       foreign
                                                                                               received in        by the         currency
                                                                                 Capital        respect of     Company and     translation      Accumulated
                                                             Share capital      reserves      stock options    subsidiaries    adjustments        losses           Total
                                                             -------------    ------------    -------------    ------------    ------------     -----------    -------------
                                                                             US$ thousands                                             US$ thousands
                                                             ---------------------------------------------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 2005                                       133,613         607,216 *          5,140          (1,437)          3,783        (161,703) *       586,612 *

CHANGES DURING 2006

Net loss for the year                                                   --              --               --              --              --          (9,621)          (9,621)
Stock-based compensation expense                                        --             293               --              --              --              --              293
Cumulative foreign currency translation adjustments, net                --              --               --              --         (59,133)             --          (59,133)
                                                             -------------    ------------    -------------    ------------    ------------     -----------    -------------

BALANCE AS DECEMBER 31, 2006                                       133,613         607,509            5,140          (1,437)        (55,350)       (171,324)         518,151
                                                             =============    ============    =============    ============    ============     ===========    =============

*     Restated - See Note 2R(4).

The accompanying notes are an integral part of the financial statements.

                                   Koor Industries Ltd. (An Israeli Corporation)

CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31
--------------------------------------------------------------------------------

                                                                                                              Convenience
                                                                                                              translation
                                                                                                             --------------
                                                                                                               (Note 1B)
                                                                                                             --------------
                                                          2006               2005            2004(1)             2006
                                                     --------------     -------------     -------------      --------------
                                                                        NIS thousands                        US $ thousands
                                                     --------------------------------------------------      --------------

CASH FLOWS GENERATED BY OPERATING ACTIVITIES

Net earnings (loss) for the year                            (40,648)          307,597 *         144,990              (9,621)
Adjustments to reconcile net earnings (loss) to net
  cash flows generated by operating activities (A)           24,031          (314,733) *        703,293               5,688
                                                     --------------     -------------     -------------      --------------
Net cash inflow (outflow) generated by continuing
  operating activities                                      (16,617)           (7,136)          848,283              (3,933)
Net cash inflow (outflow) generated by discontinued
  operating activities                                       23,798          (167,915)           46,123               5,633
                                                     --------------     -------------     -------------      --------------
Net cash flows from operating activities                      7,181          (175,051)          894,406               1,700
                                                     --------------     -------------     -------------      --------------
CASH FLOWS GENERATED BY INVESTING ACTIVITIES:

Purchase of fixed assets                                    (29,776)          (23,233)         (211,306)             (7,048)
Investment grants in respect of fixed assets                     --             2,226             6,908                  --
Amounts charged to intangible assets and deferred
  expenses                                                       --            (1,351)         (153,206)                 --
Acquisition of subsidiaries (B)                                  --                --          (293,781)                 --
Investments in affiliates                                  (924,501)               --          (646,672)           (218,817)
Loans to affiliates                                              --                --            (1,680)                 --
Repayment of loans from affiliates                            7,042                --                --               1,668
Proceeds from realization of investments in
  formerly consolidated subsidiaries, net of cash
  in those subsidiaries at the time they ceased
  being consolidated (C)                                         --           199,953                --                  --
Acquisition of control in proportionately
  consolidated subsidiary (F)                               (45,019)               --                --             (10,656)
Repayment of liability in respect of purchase of
  subsidiary in prior years                                      --                --           (28,309)                 --
Proceeds from realization of investment in
  proportionately consolidated subsidiary at the
  time it ceased being proportionately consolidated
  (E)                                                            --           (14,122)               --                  --
Acquisition of minority in subsidiaries                          --                --            (4,762)                 --
Proceeds from disposal of investments in investee
  companies and others                                      182,161           644,850           636,286              43,116
Receipts on account of sale of subsidiary                    26,321                --                --               6,230
Proceeds from sale of fixed assets and intangible
  assets                                                        936             1,272             7,195                 222
Investment in venture capital companies                      (7,417)          (15,426)          (34,928)             (1,756)
Decrease (increase) in other investments, net                 1,649          (351,901)           (5,195)                390
Decrease (increase) in short-term deposits and
  investments, net                                            1,708          (167,297)           16,910                 404
Proceeds from realization of subsidiary's shares
  that became proportionately consolidated (D)                   --                --            38,239                  --
                                                     --------------     -------------     -------------      --------------
Net cash inflow (outflow) generated by continuing
  investing activities                                     (786,896)          274,971          (674,301)           (186,247)

Net cash inflow (outflow) generated by discontinued
  investing activities                                      (14,945)          143,959           (48,538)             (3,538)
                                                     --------------     -------------     -------------      --------------
NET CASH FLOWS FROM INVESTING ACTIVITIES                   (801,841)          418,930          (722,839)           (189,785)
                                                     --------------     -------------     -------------      --------------

(1)   See  Note  3B(2)  relating  to  discontinuance  of  consolidation  of  M-A
      Industries  and Note 3C(1)  relating to  discontinuance  of  proportionate consolidation of Telrad Networks.

* Restated - See Note 2R(4).

The accompanying notes are an integral part of the financial statements.

                                   Koor Industries Ltd. (An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31 (CONT'D)
--------------------------------------------------------------------------------

                                                                                                              Convenience
                                                                                                              translation
                                                                                                               (Note 1B)
                                                                                                             --------------
                                                          2006               2005            2004(1)             2006
                                                     --------------     -------------     -------------      --------------
                                                                        NIS thousands                        US $ thousands
                                                     --------------------------------------------------      --------------

CASH FLOWS GENERATED BY FINANCING ACTIVITIES

Proceeds from issuance of debentures, net                   593,988           375,535                --             140,589
Proceeds from issuance of stock options                          --            21,715                --                  --
Proceeds from issuance of treasury stock                         --            49,609                --                  --
Issuance of shares to minority interest in
  subsidiaries                                               17,133             7,938            14,466               4,055
Acquisition of stock options by subsidiary                   (1,138)               --                --                (269)
Dividend paid to minority interest in subsidiaries               --                --          (107,006)                 --
Issuance of convertible debentures in subsidiary                 --                --           665,982                  --
Receipt of long-term loans and other long-term
  liabilities                                               198,988         1,337,485           971,671              47,098
Repayment of long-term loans, debentures  and
  other long-term liabilities                               (66,597)       (1,885,820)       (1,781,048)            (15,763)
Increase (decrease) in credit from banks and
  others, net                                               (13,367)         (475,089)           14,701              (3,164)
                                                     --------------     -------------     -------------      --------------
Net cash inflow (outflow) generated by continuing
  financing activities                                      729,007          (568,627)         (221,234)            172,546
Net cash inflow (outflow) generated by
  discontinued financing activities                          (2,067)           15,638            93,165                (489)
                                                     --------------     -------------     -------------      --------------

NET CASH FLOWS FROM FINANCING ACTIVITIES                    726,940          (552,989)         (128,069)            172,057
                                                     --------------     -------------     -------------      --------------
TRANSLATION DIFFERENCES IN RESPECT OF CASH
  BALANCES OF AUTONOMOUS FOREIGN INVESTEE
  COMPANIES IN CONTINUING OPERATIONS                           (657)            3,672            (8,654)               (156)
TRANSLATION DIFFERENCES IN RESPECT OF CASH
  BALANCES OF AUTONOMOUS FOREIGN INVESTEE
  COMPANIES IN DISCONTINUED OPERATIONS                           74            18,881            (7,205)                 18
                                                     --------------     -------------     -------------      --------------
DECREASE IN CASH AND CASH EQUIVALENTS                       (68,303)         (286,557)           27,639             (16,166)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
  FROM DISCONTINUED OPERATIONS                               35,834*          309,512 *         (83,545)              8,481*
                                                     --------------     -------------     -------------      --------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
  FROM CONTINUING OPERATIONS                                (32,469)           22,955           (55,906)             (7,685)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING
  OF YEAR                                                   309,666           286,711           342,617              73,294
                                                     --------------     -------------     -------------      --------------
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR         277,197           309,666           286,711              65,609
                                                     ==============     =============     =============      ==============

*     Including proceeds received from realization of subsidiaries classified as discontinued  operations in the amount of NIS 42,694  thousand (2005 - NIS
      320,074 thousand).

(1)   See  Note  3B(2)  relating  to  discontinuance  of  consolidation  of  M-A
      Industries  and Note 3C(1)  relating to  discontinuance  of  proportionate consolidation of Telrad Networks.

The accompanying notes are an integral part of the financial statements.

                                   Koor Industries Ltd. (An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31 (CONT'D)
--------------------------------------------------------------------------------

                                                                                                              Convenience
                                                                                                              translation
                                                                                                               (Note 1B)
                                                                                                             --------------
                                                          2006               2005            2004(1)             2006
                                                     --------------     -------------     -------------      --------------
                                                                        NIS thousands                        US $ thousands
                                                     --------------------------------------------------      --------------

A. ADJUSTMENTS TO RECONCILE NET EARNINGS
   TO NET CASH FLOWS GENERATED BY
   OPERATING ACTIVITIES:

Income and expenses not involving cash flows:

Earnings from discontinued operations                       (10,474)          (52,809)          (24,301)             (2,479)
Minority interest in earnings (losses) of
  subsidiaries, net                                           5,414           (10,175)          430,860               1,281
Group's equity in operating results of affiliates,
  net                                                       138,444          (268,209)           36,493              32,768
Depreciation and amortization                                34,637            42,175           430,086               8,198
Deferred taxes, net                                          14,840            71,034            40,887               3,512
Increase in liabilities in respect of employee
  severance benefits, net                                     2,345            25,250            29,842                 555
Net capital losses (gains) from realization of:
  Fixed assets and intangible assets                            313              (254)           16,574                  74
  Investments in formerly consolidated subsidiaries              --          (204,619)               --                  --
  Investments in investee companies                         (79,308)          (76,653)         (227,477)            (18,771)
  Linkage of debentures and amortization of bond
    discount                                                  3,640            15,318                --                 862
  Inflationary erosion (linkage) of principal of
    long-term loans and other liabilities                   (25,545)           35,645             7,572              (6,046)
  Inflationary erosion (linkage) of value of
    investments, deposits and loans receivable               (8,350)          (14,299)           16,534              (1,976)
  Impairment (reserve) in value of assets and
    investments (primarily venture capital
    investments)                                             (1,504)           68,786            58,131                (356)
  Amortization of stock based compensation                    1,633             1,389                --                 386
  Cumulative effect as at the beginning of the year
    of change in accounting method                          (62,552)            3,054                --             (14,805)
                                                     --------------     -------------     -------------      --------------
                                                             13,533          (364,367)          815,201               3,203
                                                     --------------     -------------     -------------      --------------

(1)   See  Note  3B(2)  relating  to  discontinuance  of  consolidation  of  M-A
      Industries  and Note 3C(1)  relating to  discontinuance  of  proportionate consolidation of Telrad Networks.

The accompanying notes are an integral part of the financial statements.

                                   Koor Industries Ltd. (An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31 (CONT'D)
--------------------------------------------------------------------------------

                                                                                                              Convenience
                                                                                                              translation
                                                                                                               (Note 1B)
                                                                                                             --------------
                                                          2006               2005            2004(1)             2006
                                                     --------------     -------------     -------------      --------------
                                                                        NIS thousands                        US $ thousands
                                                     --------------------------------------------------      --------------

A. ADJUSTMENTS TO RECONCILE NET EARNINGS TO
   NET CASH FLOWS GENERATED BY
   OPERATING ACTIVITIES (CONT'D):

Changes in operating asset and liability items:
Decrease (increase) in trade receivables and other
  receivables (after taking into account
  non-current receivables)                                   30,960           (29,082)         (128,141)              7,328
Decrease (increase) in inventories  (including
  long-term customer advances and deposits)                  18,704             9,610          (291,989)              4,427
Increase (decrease) in trade payables and other
  payables                                                  (39,166)           69,106           308,222              (9,270)
                                                     --------------     -------------     -------------      --------------
                                                             10,498            49,634          (111,908)              2,485
                                                     --------------     -------------     -------------      --------------
                                                             24,031          (314,733)          703,293               5,688
                                                     ==============     =============     =============      ==============

B. ACQUISITION OF SUBSIDIARIES
Assets and liabilities of the subsidiaries at date
   of acquisition:
Working capital, excluding cash and cash
  equivalents                                                    --                --           (38,239)                 --
Issuance of shares by investee company                           --                --            34,238                  --
Fixed assets and investments, net                                --                --          (286,907)                 --
Long-term liabilities                                            --                --           187,019                  --
Goodwill                                                         --                --          (189,892)                 --
                                                     --------------     -------------     -------------      --------------
                                                                 --                --          (293,781)                 --
                                                     ==============     =============     =============      ==============

(1)   See  Note  3B(2)  relating  to  discontinuance  of  consolidation  of  M-A
      Industries  and Note 3C(1)  relating to  discontinuance  of  proportionate consolidation of Telrad Networks.

The accompanying notes are an integral part of the financial statements.

                                   Koor Industries Ltd. (An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31 (CONT'D)
--------------------------------------------------------------------------------

                                                                                                              Convenience
                                                                                                              translation
                                                                                                               (Note 1B)
                                                                                                             --------------
                                                          2006               2005            2004(1)             2006
                                                     --------------     -------------     -------------      --------------
                                                                        NIS thousands                        US $ thousands
                                                     --------------------------------------------------      --------------

C. PROCEEDS FROM REALIZATION OF INVESTMENTS IN
   FORMERLY CONSOLIDATED SUBSIDIARIES, NET OF CASH
   IN THOSE SUBSIDIARIES AT THE TIME THEY CEASED
   BEING CONSOLIDATED
Assets and liabilities of the formerly consolidated
   subsidiaries at the time they ceased being
   consolidated:
Working capital surplus (deficit), excluding cash
  and cash equivalents                                           --         1,031,023                --                  --
Fixed assets and investments                                     --         1,971,804                --                  --
Intangible assets                                                --         2,316,290                --                  --
Long-term liabilities                                            --        (1,601,477)               --                  --
Investments in affiliated companies, net                         --        (1,315,995)               --                  --
Realization of foreign currency translation
  adjustments of financial statements of
  autonomous investees                                           --            18,141                --                  --
Capital gain (loss) on sale of investments in
  subsidiaries                                                   --           200,987                --                  --
Minority interest                                                --        (2,420,820)               --                  --
                                                     --------------     -------------     -------------      --------------
                                                                 --           199,953                --                  --
                                                     ==============     =============     =============      ==============

D. PROCEEDS FROM REALIZATION OF SUBSIDIARY'S
   SHARES THAT BECAME PROPORTIONATELY
   CONSOLIDATED
Working capital surplus excluding cash and cash
  equivalents                                                    --                --            23,057                  --
Fixed assets, investments and intangible assets                  --                --            40,851                  --
Realization proceeds receivable                                  --                --           (25,544)                 --
Capital loss                                                     --                --              (125)                 --
                                                     --------------     -------------     -------------      --------------
                                                                 --                --            38,239                  --
                                                     ==============     =============     =============      ==============

(1)   See  Note  3B(2)  relating  to  discontinuance  of  consolidation  of  M-A
      Industries  and Note 3C(1)  relating to  discontinuance  of  proportionate consolidation of Telrad Networks.

The accompanying notes are an integral part of the financial statements.

                                   Koor Industries Ltd. (An Israeli Corporation)

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31 (CONT'D)
--------------------------------------------------------------------------------

                                                                                                              Convenience
                                                                                                              translation
                                                                                                               (Note 1B)
                                                                                                             --------------
                                                          2006               2005            2004(1)             2006
                                                     --------------     -------------     -------------      --------------
                                                                        NIS thousands                        US $ thousands
                                                     --------------------------------------------------      --------------

E. PROCEEDS FROM REALIZATION OF INVESTMENT IN
   PROPORTIONATELY CONSOLIDATED SUBSIDIARY AT THE
   TIME IT CEASED BEING PROPORTIONATELY CONSOLIDATED
  Assets and liabilities of formerly proportionately
    consolidated subsidiary, at the time it ceased
    being proportionately consolidated:
  Working capital surplus, excluding cash and cash
    equivalents                                                  --            36,900                --                  --
  Fixed assets and investments                                   --           129,917                --                  --
  Long-term liabilities                                          --           (62,023)               --                  --
  Investments in affiliated companies, net                       --          (117,623)               --                  --
  Capital gain                                                   --             3,632                --                  --
  Minority interest                                              --            (4,925)               --                  --
                                                     --------------     -------------     -------------      --------------
                                                                 --           (14,122)               --                  --
                                                     ==============     =============     =============      ==============
F. ACQUISITION OF CONTROL IN PROPORTIONATELY
   CONSOLIDATED SUBSIDIARY
  Assets and liabilities of formerly
    proportionately consolidated subsidiary, at
    the date of acquisition:
  Working capital surplus, excluding cash and cash
    equivalents                                               3,801                --                --                 900
  Fixed assets, net                                         (42,118)               --                --              (9,969)
  Goodwill                                                  (17,215)               --                --              (4,075)
  Long-term liabilities                                      10,513                --                --               2,488
                                                     --------------     -------------     -------------      --------------
                                                            (45,019)               --                --             (10,656)
                                                     ==============     =============     =============      ==============
G.  NON-CASH TRANSACTIONS
Purchase of fixed assets by credit                               --             4,712             9,172                  --
                                                     ==============     =============     =============      ==============
Purchase of other assets by credit                               --                --            28,178                  --
                                                     ==============     =============     =============      ==============
Sale of venture capital investments, net                     56,159                --                --              13,292
                                                     ==============     =============     =============      ==============
Proposed dividend to minority shareholders by
  subsidiaries                                                   --                --            29,614                  --
                                                     ==============     =============     =============      ==============
Dividend in kind from affiliated company                     10,470                --            33,363                  --
                                                     ==============     =============     =============      ==============
Loans converted into shareholders' equity of
  subsidiary                                                     --            13,419            14,042                  --
                                                     ==============     =============     =============      ==============

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

                                   Koor Industries Ltd. (An Israeli Corporation)

COMPANY STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31
--------------------------------------------------------------------------------

                                                                                                              Convenience
                                                                                                              translation
                                                                                                               (Note 1B)
                                                                                                             --------------
                                                          2006               2005             2004               2006
                                                     --------------     -------------     -------------      --------------
                                                                        NIS thousands                        US $ thousands
                                                     --------------------------------------------------      --------------

CASH FLOWS GENERATED BY OPERATING ACTIVITIES:
Net earnings (loss) for the year                            (40,648)          307,597 *         144,990              (9,621)
Adjustments to reconcile net earnings (loss)  to
  net cash flows generated by operating activities
  (A)                                                        (6,708)         (427,072) *       (136,907)             (1,588)
                                                     --------------     -------------     -------------      --------------
Net cash inflow (outflow) generated by operating
  activities                                                (47,356)         (119,475)            8,083             (11,209)
                                                     --------------     -------------     -------------      --------------
CASH FLOWS GENERATED BY INVESTING ACTIVITIES:
Investee companies:
    Acquisition of shares                                  (938,545)          (23,442)         (667,779)           (222,141)
    Loans granted, capital notes and non-current
      accounts                                               40,404            40,631            34,950               9,563
Purchase of fixed assets                                       (200)             (176)             (423)                (47)
Decrease (increase) in investments and other
  receivables, net                                          177,186          (351,631)               --              41,938
Proceeds from sale of fixed assets                               66                 8                --                  16
Receipts on account of sale of subsidiary                    26,321                --                --               6,230
Proceeds from realization of investments in
  investee companies                                         42,694         1,372,044           562,177              10,105
Investment in short-term deposits and investments,
  net                                                        (9,826)         (143,307)           63,412              (2,326)
                                                     --------------     -------------     -------------      --------------
Net cash inflow (outflow) generated by investing
  activities                                               (661,900)          894,127            (7,663)           (156,662)
                                                     --------------     -------------     -------------      --------------
CASH FLOWS GENERATED BY FINANCING ACTIVITIES:
Proceeds from issuance of debentures                        593,988           375,535                --             140,589
Proceeds from issuance of stock options                          --            21,715                --                  --
Proceeds from issuance of treasury stock                         --            49,609                --                  --
Receipt of long-term loans and other long-term
  liabilities                                               142,897         1,007,119           637,000              33,821
Payments of long-term loans and other long-term
  liabilities                                               (49,094)       (1,812,366)         (628,703)            (11,620)
Credit from banks and others, net                            (7,290)         (178,967)           11,743              (1,725)
                                                     --------------     -------------     -------------      --------------
Net cash inflow (outflow) generated by financing
  activities                                                680,501          (537,355)           20,040             161,065
                                                     --------------     -------------     -------------      --------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS            (28,755)          237,297            20,460              (6,806)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING
  OF YEAR                                                   266,962            29,665             9,205              63,186
                                                     --------------     -------------     -------------      --------------
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR         238,207           266,962            29,665              56,380
                                                     ==============     =============     =============      ==============

* Restated - See Note 2R(4).

The accompanying notes are an integral part of the financial statements.

                                   Koor Industries Ltd. (An Israeli Corporation)

COMPANY STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31 (CONT'D)
--------------------------------------------------------------------------------

                                                                                                              Convenience
                                                                                                              translation
                                                                                                               (Note 1B)
                                                                                                             --------------
                                                          2006               2005             2004               2006
                                                     --------------     -------------     -------------      --------------
                                                                        NIS thousands                        US $ thousands
                                                     --------------------------------------------------      --------------

A. ADJUSTMENTS TO RECONCILE NET EARNINGS TO CASH
   FLOWS GENERATED BY OPERATING ACTIVITIES
Income and expenses not involving cash flows:
  Equity in operating results of investee
    companies, net of dividend received therefrom            (2,785)         (109,173) *         47,879                (659)
  Depreciation and amortization                               1,905             2,043             2,022                 451
  Deferred taxes, net                                            --            77,483           (18,580)                 --
  Increase (decrease) in liability in respect of
    employee severance benefits, net                          2,137            (1,917)            3,491                 506
Net capital losses (gains) from realization of:
  Fixed assets                                                  453                 7                --                 107
  Investment in investee companies                          (41,655)         (424,261)         (213,249)             (9,860)
  Increase in value of deposits and other erosions,
    net                                                      (8,084)          (13,611)           (6,623)             (1,913)
  Exchange rate differences and erosion of
    long-term loans and other liabilities                     5,116            49,006             6,077               1,210
  Amortization of stock-based compensation                    1,236             1,389 *              --                 293
  Changes in value of investments and assets                  1,128              (377)               --                 267
                                                     --------------     -------------     -------------      --------------
                                                            (40,549)         (419,411)         (178,983)             (9,598)
                                                     --------------     -------------     -------------      --------------
Changes in operating assets and liability items:
  Decrease (increase) in current accounts of
    investee companies, net                                  (1,427)            2,103            36,543                (338)
  Decrease (increase) in receivables                         13,585            (9,535)             (213)              3,216
  Increase (decrease) in trade payables and other
    payables                                                 21,683              (229)            5,746               5,132
                                                     --------------     -------------     -------------      --------------
                                                             33,841            (7,661)           42,076               8,010
                                                     --------------     -------------     -------------      --------------
                                                             (6,708)         (427,072)         (136,907)             (1,588)
                                                     ==============     =============     =============      ==============
B. SIGNIFICANT NON-CASH TRANSACTIONS
Dividend from subsidiary                                    534,861                --                --             126,594
                                                     ==============     =============     =============      ==============
Loans converted into shareholders' equity of
  subsidiary                                                638,706            46,588             6,837             151,173
                                                     ==============     =============     =============      ==============
Assignment of long-term liabilities                       1,014,170                --                --             240,040
                                                     ==============     =============     =============      ==============

* Restated - See Note 2R(4).

The accompanying notes are an integral part of the financial statements.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 1 - GENERAL

A.    Koor Industries Ltd. is a holding company, engaged mainly in the fields of
      agro-chemicals,    telecommunications,   tourism   and   venture   capital
      investments,   through  its  subsidiaries,   proportionately  consolidated
      companies and affiliates (the "Koor Group" or the "Group").

      The Company's shares are traded both on the Tel Aviv Stock Exchange and on the New York Stock Exchange.

B.    The financial  statements in reported  amounts as at December 31, 2006 and for the year  ended  have  been  translated  into U.S.  dollars  using the
      representative   exchange  rate  at  that  date  ($1  =  NIS  4.225).  The
      translation was made solely for the convenience of the reader.

      The  amounts  presented  in  these  financial  statements  should  not  be construed  to  represent  amounts  receivable  or  payable  in  dollars or convertible into dollars,  unless  otherwise  indicated in these financial statements.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The financial  statements  have been prepared in accordance with the Securities'
Regulations  (Presentation of Annual Financial Reports) - 1993 and in accordance with accounting principles generally accepted in Israel.

The significant  accounting policies,  which were applied on a consistent basis, are as follows:

A.    DEFINITIONS

      In these financial statements:

      1.    The Company                 -     Koor Industries Ltd. ("Koor" or
                                              "the Company").

      2.    The Group                   -     Koor Industries Ltd. and its
                                              investees

      3.    Subsidiaries                -     companies, including partnerships,
                                              whose statements are fully
                                              consolidated, directly or with
                                              those of the Company.

      4.    Proportionately             -     jointly controlled companies,
            consolidated Companies            which are proportionately
                                              consolidated, directly or
                                              indirectly, in Koor's consolidated
                                              financial statements.

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

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

A.     DEFINITIONS (CONT'D)

      6.    Investees                   -     subsidiaries, proportionately
                                              consolidated companies or
                                              affiliates.

      7.    Other companies             -     companies in which the investment
                                              does not confer significant
                                              influence, and are accounted for
                                              by the cost method.

      8.    Interested parties          -     as defined in Paragraph (1) of the
                                              definition of "interested parties"
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
                                              Statement Presentation of
                                              Transactions between a Company and
                                              its Controlling Shareholder) -
                                              1996.

      11.   Venture capital             -     an investment in a company that
            investments                       meets two conditions:

                                              (a) The Company is engaged
                                                  primarily in research,
                                                  development or marketing of
                                                  innovative and intellectual
                                                  property intensive products
                                                  or processes; and

                                              (b) At least 90% of the company's
                                                  financing stems from
                                                  shareholder equity (including
                                                  shareholder loans and
                                                  shareholder guaranteed
                                                  credit), support of State
                                                  authorities or research
                                                  grants.

      12.   Consumer Price Index        -     the Israeli Consumer Price Index
                                              (CPI) published by the
                                              Central Bureau of Statistics.

      13.   Dollar                      -     U.S. dollar.

      14.   Adjusted amount             -     the historical nominal amount
                                              adjusted to the CPI for December
                                              2003 in conformity with the
                                              provisions of Opinions 23 and 36
                                              of the ICPAI.

      15.   Reported amount             -     the adjusted amount as at the
                                              transition date (December 31,
                                              2003), with the addition of
                                              amounts in nominal values that
                                              were added after the transition
                                              date and less amounts eliminated
                                              after the transition date.

      16.   NIS                         -     New Israeli Shekels

      17.   IASB                        -     Israel Accounting Standards Board

B.    FINANCIAL STATEMENTS IN REPORTED AMOUNTS

      1.    In October 2001, the Israel  Accounting  Standards  Board  published
            Accounting  Standard No. 12 on  "Discontinuation  of  Adjustment  of
            Financial Statements". According to this standard, and in accordance with  Accounting  Standard No. 17 published  in December  2002,  the adjustment of financial  statements for the effect of changes in the general purchasing power of the shekel was discontinued,  commencing
            January 1, 2004.  Until  December 31, 2003,  the Group  continued to prepare financial statements adjusted for in accordance with Opinion
            No. 36 of the ICPAI.  The Group has  applied the  provisions  of the
            Standard  and,   accordingly,   the  adjustment  was   discontinued,
            commencing January 1, 2004.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

B.    FINANCIAL STATEMENTS IN REPORTED AMOUNTS (CONT'D)

      2.    In the past,  the Company  prepared its financial  statements on the basis of historical cost,  adjusted to the CPI. The adjusted amounts included in the financial statements as at December 31, 2003, served as the  starting  point for the nominal  financial  reporting  as of
            January 1, 2004.  Additions  made during the period were included in nominal values.

      3.    The  non-monetary  asset amounts do not necessarily  represent their realizable or current  economic value, but only the reported amounts of such assets.

      4.    In the financial statements,  the term "cost" means cost in reported amount.

      5.    The  financial   statements  of  certain  companies   classified  as
            autonomous  units are stated  based on the  changes in the  exchange rates of their relevant functional currencies - see 2D below.

C.    REPORTING PRINCIPLES

      1.    Balance sheets:

            a.    The equity value of  investments  in investees was  determined based on the  reported or  translated  from  foreign  currency financial statements of these companies.

            b.    Non-monetary   items  (mainly  -  fixed   assets,   inventory,
                  investments  stated at cost and  equity  items)  are stated in reported amounts.

            c.    Monetary  items are stated in the balance  sheet at historical nominal values as at the balance sheet date.

      2.    Statements of operations:

            a.    The equity in the results of  operations  of investees and the
                  minority   interest  in  the  results  of  subsidiaries   were
                  determined  based on the reported or  translated  from foreign currency financial statements of such companies.

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

      3.    Statement of changes in shareholders' equity:

            A dividend  declared  in the  reporting  period is stated in nominal values.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

D.    EFFECTS OF THE CHANGES IN FOREIGN CURRENCY EXCHANGE RATES

      The Company has applied  Accounting  Standard No. 13 "Effect of Changes in
      Exchange  Rates of Foreign  Currency"  since January 1, 2004. The Standard discusses  the  translation  of  foreign  currency  transactions  and  the translation  of  financial  statements  of  foreign  operations  for their inclusion  in the  financial  statements  of  the  reporting  entity.  The
      Standard  provides  rules  for  classifying   foreign   operations  as  an
      autonomous  foreign  investee  or  as an  integrated  investee,  based  on indications  described in the Standard and the use of judgment, as well as the method for translating the financial  statements of autonomous foreign investees.

      FOREIGN CURRENCY TRANSACTIONS

      Transactions denominated in foreign currency are initially recorded at the
      exchange  rate   prevailing  on  the  transaction   date.   Exchange  rate
      differences  arising  upon  the  settlement  of  monetary  items,  or upon reporting  of the  Group's  monetary  items  at  exchange  rates  that are different than those used for initial  recognition  during the period,  or from those  reported  in prior  financial  statements,  are charged to the statement of operations.

      FOREIGN OPERATIONS CLASSIFIED AS AN AUTONOMOUS INVESTEE

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

      1.    The assets and  liabilities,  both monetary and  non-monetary  of an autonomous foreign investee were translated according to the closing rate.  Goodwill is also  translated at the closing  rate,  beginning
            January 1, 2004.

      2.    Income  and  expense  items  are  translated  at the  exchange  rate prevailing on the transaction date.

      3.    All exchange rate  differences  created are classified as a separate item in shareholders' equity until the investee is disposed of.

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

E.    CONSOLIDATION OF FINANCIAL STATEMENTS

      1.    The  consolidated   financial   statements   include  the  financial
            statements  of the  Company  and of all the  companies  in which the
            Company has control.  Jointly  controlled  companies are included in
            the   consolidated   financial   statements  by  the   proportionate
            consolidation  method. A jointly  controlled  entity is an entity in which  all  the  shareholders,  by way of  contractual  arrangement, jointly control the significant operating policies thereof.

      2.    The list of companies whose financial statements are included in the
            consolidated   financial   statements  and  the  Company's   holding
            percentage  in their voting  rights and equity rights is provided in
            Annex  1 to the  financial  statements.  Furthermore,  the  list  of unconsolidated  companies  is provided  in Annex 2 to the  financial statements.  Regarding  companies that were consolidated in the past and are not included in the  consolidation  in the reporting  year -
            see Note 3B(2) and Note 3C(1).

      3.    For the purpose of the  consolidation,  the amounts  included in the financial  statements of the  consolidated  companies  were included after the adjustments necessitated by the application of the uniform accounting principles adopted by the Group.

      4.    The consolidated  financial statements include the pro rata share of asset,  liability,  income  and  expense  items  of  proportionately consolidated  companies,  based on the holding  percentages in these companies.

      5.    As to the  financial  statements of  subsidiaries  that are adjusted according to changes in foreign  currency  exchange rates - see Note
            2D above.

      6.    As from January 1, 2006, the Company implements  Accounting Standard
            No.  20  (Revised),   "The  Accounting  Treatment  of  Goodwill  and
            Intangible  Assets  resulting  from the  acquisition  of an Investee
            Company"  (hereinafter  - the  Standard) of the IASB.  In accordance with the Standard:

            a.    The excess cost created upon the  acquisition of an investment in an investee  company over the fair value of its  identified assets  (including  intangible  assets) less the fair value of the  identified  liabilities  (after  allocation  of  the  tax deriving from temporary  differences) on acquisition  date, is charged to goodwill.

            b.    Goodwill is not amortized systematically. Instead, goodwill is
                  tested  for   impairment   at  least  once  a  year,  or  more
                  frequently,   should   circumstances   arise  indicating  that
                  impairment  may have  occurred.  The excess cost  allocated to assets and liabilities is charged to the  appropriate  balance sheet items.  Goodwill is presented in the balance sheet under the caption " intangible assets and deferred tax assets".

            c.    The  excess  book  value  over the cost of the  investment  is deducted first from  intangible  assets.  Negative excess cost
                  remaining  after  the  allocation  to  intangible   assets  is
                  deducted from  non-monetary  assets on a pro rata basis to the fair value of these assets,  based on the Company's share. The
                  balance  of  the  negative   excess   cost,   after  the  said
                  allocation, is negative goodwill and is immediately recognized as a gain on the date of acquisition.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

E.    CONSOLIDATION OF FINANCIAL STATEMENTS (CONT'D)

            d.    IMPACT OF THE INITIAL IMPLEMENTATION OF THE STANDARD:

                  The amount of the  systematic  amortization  of goodwill which ceased to be amortized beginning January 1, 2006 following the adoption of the Standard was  approximately NIS 26 million and approximately  NIS 45 million in the years ended  December 31,
                  2005 and 2004, respectively.  The financial statements for the periods  prior  to the  inception  of the  Standard  were  not restated.  Until December 31, 2005 goodwill was systematically amortized over its estimated useful life (mainly over a period of 10 to 20 years).

      7.    All intercompany  balances and transactions  between Group companies were eliminated for consolidation purposes. Likewise, all unrealized income from  intercompany  sales not yet realized  outside the Group were eliminated.

      8.    The  Company's   shares  that  were  acquired  by  the  Company  and
            subsidiaries are recorded as treasury stock.

      9.    Until  December 31, 2005,  according to the criteria  prescribed  in
            Opinions 48 and 53 of the IACPA,  when the sale  and/or  exercise of convertible  securities  that were  issued by  investees  (including employee  options) was probable,  and a decline in the  shareholding percentage was expected upon conversion or exercise,  as a result of which the holder will sustain a loss,  an  appropriate  provision is included  in respect of the  anticipated  loss.

            As from January 1, 2006, the Company implements  Accounting Standard
            No.  22,  "Financial   Instruments:   Disclosure  and  Presentation"
            (hereinafter  - the Standard) of the IASB.  The Standard  supersedes
            Opinion   No.  53,  "The   Accounting   Treatment   of   Convertible
            Liabilities",  and  Opinion  No. 48, "The  Accounting  Treatment  of
            Options".

            In  accordance  with the  Standard,  the provision for loss that was included in the  financial  statements  for December  31,  2005,  in respect  of a loss  anticipated  from a decline  in rate of  holding following  the  exercise  of  stock  options  or the  conversion  of convertible  liabilities in investee  companies,  was cancelled when the  Standard  came into effect and  accounted  for as a  cumulative effect of change  in  accounting  policy.  The  comparative  figures relating to prior periods were not restated.

            The  transition  to the  Standard  amounted  to an  increase  in net earnings  during  the  first  quarter  of 2006 in the  amount of NIS
            62,552 thousand due to the  cancellation of provisions for losses in respect of convertible securities in investee companies.

            During  2006,  the  Company   recorded  losses  in  respect  of  the
            conversion of  convertible  securities in investee  companies in the amount of NIS 50,828 thousand.

            Therefore,  the net  impact  of the  initial  implementation  of the
            Standard  on the  Company in 2006  amounted  to income of NIS 11,724 thousand.

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

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

G.    CASH AND CASH EQUIVALENTS

Cash and cash  equivalents  include  short-term  bank  deposits  and  short-term government loans traded in banks,  with an original  maturity of three months or less, on the date of investment, and which are not restricted.

H.    MARKETABLE SECURITIES

      1.    MARKETABLE SECURITIES

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

      2.    NON-MARKETABLE SECURITIES

            Non-marketable securities are stated at cost (debentures - including accrued  interest),  which, in management's  opinion does not exceed realization value (see also section (3) below).

      3.    DECREASE IN VALUE OF INVESTMENTS

            From time to time,  the  Group  evaluates  whether  there has been a non-temporary  decrease  in value in its  permanent  investments  in other  companies.  Such a review  is  carried  out  where  there are indications of the  possibility  that the value of such  investments has been impaired,  including a decline in stock market prices,  the investee's  businesses,  the industry in which the investee operates and other parameters.  Any impairment in value of these investments, which is considered to be other than temporary, and which management bases on an  evaluation  of all the  relevant  aspects  after giving appropriate  weight to each of them,  is charged to the statement of
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

J.    SALE OF TRADE RECEIVABLES

The sale of financial  assets is recognized as a sale when full control over the asset has been  transferred to the extent that the risks and rewards  related to the asset are transferred in full to an independent third party. See Note 3B(6).

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

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

L.    PROJECTS IN PROGRESS

Work in  progress  under  long-term  contracts  is stated  at cost less  amounts charged to cost of revenues in the statement of operations and  associated  with revenue recognized on the basis of the "percentage of completion"  method.  Cost includes direct costs of materials,  labor, subcontractor and other direct costs and allocated indirect manufacturing costs (see Note 2T(2) below).

M.    HOLDINGS OF A VENTURE CAPITAL FUND IN VENTURE CAPITAL INVESTMENTS

      1.    The  holdings  of  a  venture   capital  fund  in  venture   capital
            investments are stated at cost (at their reported  amounts),  net of impairment  provisions,  if a  non-temporary  decline in their value occurs.  Gains from venture  capital  investments are charged to the statement of operations  when the  investment is realized.  Also see
            Note 2H(3) above.

      2.    Venture capital  investments  that management  intends to realize in the  short-term are included in current assets on the basis of cost, net of impairment provision,  which does not exceed the market value of the investment.

N.    INVESTMENTS IN AFFILIATES

      1.    The investments in affiliates are presented by the equity method. In determining  the net asset  value of such  investments,  the amounts taken into  consideration are the amounts appearing in the financial statements of those companies.

      2.    Regarding goodwill- see Note 2E(6) above.

      3.    Regarding  the decline in value of  investments  in affiliates - see
            Note 2AB.

      4.    Regarding  provision  for loss  due to the  expected  conversion  of convertible securities issued by affiliates - see Note 2E(9) above.

      5.    An affiliate incurred losses exceeding its shareholders' equity. The
            Company  records  its  share  in  the  affiliate's  loss  up to  the
            Company's  investment  in the  affiliate,  including  guarantees  or subordinated loans granted to the affiliate.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

O.    MONETARY BALANCES STATED AT PRESENT VALUE

Monetary  balances - long-term debts and liabilities - that are interest free or bear interest at below-market rates, are stated at their present value, computed using the interest rate prevailing in the market on the date created.

P.    FIXED ASSETS, NET

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

      5.    The annual depreciation rates used are as follows:

                                                    %
                                                  -----
            Buildings and leasehold rights         2-10      (mainly 2%)
            Machinery and equipment                5-20      (mainly 10%)
            Vehicles                              10-20      (mainly 15%)
            Office furniture and equipment         6-33      (mainly 6% and 25%)
            Computers and auxiliary equipment     20-33
            Leasehold improvements                10*

            * or the lease period, whichever is lower.

Q.    INTANGIBLE ASSETS AND DEFERRED EXPENSES

Deferred  expenses  are  amortized  on a  straight-line  basis over the expected period of benefit  therefrom.  The remaining expected benefit period is examined each year. See Note 2E(6)  regarding  goodwill  deriving from the acquisition of companies that were consolidated.

R.    ISSUANCE OF SECURITIES

      1.    ISSUANCE OF BUNDLED SECURITIES -

            Proceeds  in respect of the  issuance  of  bundled  securities  were allocated to the component  securities  according to their  relative fair values.  Issue costs were allocated to the securities according to the relative fair values of the securities issued.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

R.    ISSUANCE OF SECURITIES (CONT'D)

      2.    ISSUANCE OF STOCK OPTIONS -

            Amounts  received in respect of stock  options that grant the option holder the right to purchase a fixed number of shares of the Company in  consideration  for a fixed amount in cash, are presented  within shareholders' equity. Until December 31, 2007, consideration that is linked to the CPI is deemed to be fixed, based on Standard 22.

      3.    DEBENTURE ISSUE COSTS -

            Debenture issue costs are presented as an offset from the debentures and are  amortized in accordance  with the  effective  interest rate method during the  debenture  period.  Issue costs  allocated to the equity  component of bundled  securities  are offset from the equity component.

      4.    SHARE-BASED PAYMENTS -

            As from January 1, 2006, the Company implements  Accounting Standard
            No. 24, "Share-Based  Payments"  (hereinafter - the Standard) of the
            IASB. In accordance with the provisions of the Standard, the Company
            recognizes   share-based  payment   transactions  in  the  financial
            statements,  including  transactions with employees or other parties that are  settled  by  equity  instruments,  cash or  other  assets.
            Share-based  payment  transactions  in which goods or  services  are received are recognized at their fair value.

            With  respect to  transactions  settled by equity  instruments,  the
            Standard  applies to grants  executed  after March 15, 2005 that had not yet vested by January 1, 2006.  Similarly,  the Standard applies to changes in the terms of share-based  payment  transactions  being settled  by means of equity  instruments  that were  executed  after
            March 15,  2005,  even if the changes in terms relate to grants that were executed before that date. In the financial statements of 2006, comparative  data for 2005 are restated in order to reflect  therein the compensation  expenses relating to the said grants.

            The Company  records  compensation  expenses,  with a  corresponding increase in shareholders' equity in respect of stock options granted to  employees  and  directors  over the vesting  period of the stock options. The compensation  expenses were calculated according to the
            Black & Scholes model on the grant date. The  compensation  expenses are recorded over the vesting  period of the options,  in accordance with the Company's  estimation of the number of options  expected to vest.

            As a result of the  first-time  implementation  of the provisions of the Standard,  the Company adjusted by means of a restatement of the financial  statements for the year ended December 31, 2005, in order to  retroactively  reflect  therein  the effect of the change in the
            accounting   treatment  of  share-based  payment  transactions  with
            employees  and  directors   that  are  to  be  settled  with  equity
            instruments  of the Company and of investee  companies and that were granted  after  March 15,  2005,  and  which  had not yet  vested by
            December 31, 2005, or which were granted prior to March 15, 2005 and in respect of which there was a change in the terms of their  grant, as well as in the  respect  of  options  granted  to  employees  and directors settled in cash.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

R.    ISSUANCE OF SECURITIES (CONT'D)

      4.    SHARE-BASED PAYMENTS (cont'd)

            Set  forth  below is the  effect  of the  changes  on the  financial statements:

                                                                         As at December 31, 2005
                                                           ---------------------------------------------------
                                                                                               As presented in
                                                           As previously                        the financial
                                                              reported          Changes          statements
                                                           -------------     -------------     ---------------
                                                                             NIS thousands
                                                           ---------------------------------------------------

            Investment in affiliates                          2,668,193         (4,173)          2,664,020
            Shareholders' equity                              2,482,607         (4,173)          2,478,434

                                                                  For the year ended December 31, 2005
                                                           ---------------------------------------------------
                                                                                               As presented in
                                                           As previously                        the financial
                                                              reported          Changes          statements
                                                           -------------     -------------     ---------------
                                                                             NIS thousands
                                                           ---------------------------------------------------

            Group's equity in the operating results of
             investee companies, net                            363,535         (4,173)            359,362
            Administrative and general expenses                *139,251          1,389             140,640
            Net earnings                                        313,159         (5,562)            307,597

*     After reclassification due to discontinued operations.

S.    DEFERRED TAXES

As of January 1, 2005 the Company applies Accounting  Standard No. 19, "Taxes on
Income" ("the  Standard").  The Standard was adopted as a cumulative effect of a change in  accounting  method.  The  transition  to  Accounting  Standard No. 19 resulted in a one-time effect of a net decrease in net earnings of NIS 3 million derived  mainly from an increase in  liabilities  for deferred taxes relating to property.

The Group companies  create deferred taxes in respect of temporary  differences.
The temporary differences are differences in the value of assets and liabilities for tax purposes and for financial reporting purposes.  Allocation of the taxes, as stated, is executed with respect to the differences  relating to assets,  the amortization of which is deductible for tax purposes.

The deferred tax balances  (asset or liability) are calculated  according to the liability  approach,  i.e.,  the tax  rates  expected  to be in  force  when the deferred tax liability is utilized,  or when the deferred tax asset is realized, as they are known on the date of the financial statements.

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

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

T.    REVENUE RECOGNITION

      1.    SALE OF PRODUCTS AND PROVIDING SERVICES

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

            Revenues from sales of products to distributors  are recorded at the time it is  probable  that the  products  will be sold to end users, subject to the conditions detailed in Section 1, above.

      2.    REVENUES FROM LONG-TERM CONTRACTS

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

                  As long as all of the above  conditions are not met, income is recognized  at the  level  of the  costs  incurred  and  their recovery is probable ("zero margin").

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

            d.    Estimated  profit or loss from long-term  contracts may change due to changes in estimates resulting from differences between actual performance and original forecast.  The effects of such changes  in  estimates  are  recognized  in the  statement  of operations at the time they are identified.

      3.    INTEREST AND DIVIDEND INCOME

            Interest  income in respect of  debentures  and loans is recorded in the statement of  operations  on an accrual  basis  according to the effective  interest  method.  Dividend  income  is  recorded  in the statement of  operations on the date the Company is eligible for the dividend.

      4.    SALES WITH DEFERRED PAYMENT CONDITIONS

            Sales with  deferred  payment  conditions  that  include a financing transaction are recorded  according to their present value,  and the difference  between the  present  value of the  transaction  and the proceeds is recorded in the  statement  of  operations  as financing income, according to the effective interest method.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

T.    REVENUE RECOGNITION (CONT'D)

      5.    REPORTING OF REVENUES ON A GROSS BASIS OR A NET BASIS

            The Company  implements  Clarification 8 of the IASB,  "Reporting of
            Revenues on a Gross Basis or on a Net Basis" in determining  whether to report  revenues on a gross  basis (as a primary  vendor) or on a net basis (as an agent).  According  to  Clarification  8, an entity that acts as an agent  without  bearing the risks and rewards of the transaction  is required to present its revenues on a net basis.  An entity that acts as a primary vendor and bears the risks and rewards of the  transaction  is required to present its  revenues on a gross basis.  Clarification  8 prescribes a number of indicators  that the
            Company considers in determining  whether to present its revenues on a gross basis or a net basis.

U.    RESEARCH AND DEVELOPMENT EXPENSES:

      1.    Research and development costs

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

      2.    IN-PROCESS RESEARCH AND DEVELOPMENT COSTS

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

W.    EARNINGS PER SHARE:

      As from January 1, 2006, the Company  implements  Accounting  Standard No.
      21,  "Earnings  per Share"  (hereinafter  - the  Standard) of the IASB. In accordance  with the  provisions of the Standard,  the Company  calculates basic  earnings  per share with  respect to  earnings  or loss,  and basic earnings  per share  with  respect  to  earnings  or loss from  continuing operations, which is attributable to the ordinary shareholders.  The basic earning  per  share  is  calculated  by  dividing  the  earnings  or  loss attributable to the ordinary shareholders with the weighted average number of ordinary shares  outstanding  during the period.  In order to calculate

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

W.    EARNINGS PER SHARE (CONT'D)

      the diluted  earnings  per share the Company  adjusts the earnings or loss attributable to the ordinary shareholders, and the weighted average number of  outstanding  ordinary  shares,  in respect  of the  effects of all the dilutive potential ordinary shares. The Company's share in the earnings of investee  companies was calculated  according to its share in the earnings per share of such  investee  companies  multiplied by the number of shares held by the Company.

      In  accordance  with the  transitional  provisions  of the  Standard,  the comparative data regarding the earnings (loss) per share for prior periods were restated.

      The effects of the initial  implementation of the Standard  (including the effect of Standard  No. 24 - see Note 2R(4))  amounted to increases in the basic  earnings  per share of NIS 0.473 and NIS 0.123 for the years  ended
      December 31, 2005 and 2004, respectively, and decreases in the diluted net earnings  per share in the amounts of NIS 2.262 and NIS 2.268 for the year ended December 31, 2005 and 2004 respectively.

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
      11. See also Note 25.

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

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

AB.   IMPAIRMENT OF ASSETS (CONT'D)

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

      In  September  2003 the  IASB  published  Clarification  1  regarding  the accounting  treatment  of an  impairment  in the  value  of an  affiliate.
      Clarification  1 stipulates  that in reporting  periods  subsequent to the period in which the impairment was initially  recorded,  the investment in the affiliate will be presented  according to the lower of its recoverable value and the equity basis thereof.  The  recoverable  value is calculated during each period in which there are indications  that a change has taken place in the  recoverable  value.  Impairment  losses recorded or reversed during the period  are  presented  as the  Company's  equity in  operating results of investee companies, net.

      In  February  2005  the  IASB  published  Clarification  6  regarding  the accounting  treatment  of an  impairment  in the  value  of an  affiliate.
      Clarification  6 stipulates  that the  recoverable  value be calculated in respect  of each  cash-generating  unit or in  respect  of the  identified assets of the affiliate, in respect of which there are indications that an impairment has occurred or that an impairment  recorded in prior years has been reduced or no longer exists.  The  impairment or reversal  thereof is determined from the perspective of the holding company.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

AC.   DATA REGARDING THE CPI AND THE DOLLAR EXCHANGE RATE:

                                                                   Exchange rate
                                                 Israeli CPI*      of one Dollar
                                                 ------------      -------------
                                                    Points              NIS
                                                 ------------      -------------

FOR THE YEAR ENDED:       December 2006             184.87             4.225
                          December 2005             185.05             4.603
                          December 2004             180.74             4.308

                                                       %                 %
                                                 ------------      -------------

CHANGES DURING:           2006                       (0.1)             (8.2)
                          2005                        2.4               6.8
                          2004                        1.2              (1.6)

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

AD.   IMPACT OF NEW ACCOUNTING STANDARDS PRIOR TO THEIR APPLICATION

      1.    ACCOUNTING  STANDARD NO. 29,  "ADOPTION OF  INTERNATIONAL  FINANCIAL
            REPORTING STANDARDS (IFRS)"

            In July  2006,  the  IASB  published  Accounting  Standard  No.  29,
            "Adoption of  International  Financial  Reporting  Standards  (IFRS)
            (hereinafter - "the Standard")". The Standard provides that entities that are subject to the Israeli  Securities  Law,  1968 and that are required to report in accordance with this Law's  provisions,  shall prepare their  financial  statements  pursuant to IFRS Standards for periods  commencing  January 1, 2008.  The  Standard  permits  early adoption  beginning with financial  statements  published after July
            31, 2006.

            Initial  adoption  of IFRS  Standards  is to be effected by means of application of the provisions of IFRS 1, "First-Time  Application of
            IFRS Standards",  for purposes of the transition.

            In accordance with the Standard,  the Company is required to include in a note to the annual financial statements as at December 31, 2007
            the   balance-sheet   data  as  at   December   31,   2007  and  the
            income-statement  data for the year  then  ended,  after  they  have
            undergone   application   of  the   recognition,   measurement   and
            presentation rules of IFRS Standards.

            The Company is examining the effect of the Standard on its financial statements  and does not intend to implement  the  Standard  earlier than required.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

AD.   IMPACT OF NEW ACCOUNTING STANDARDS PRIOR TO THEIR APPLICATION (CONT'D)

      2.    ACCOUNTING STANDARD NO. 27, "FIXED ASSETS"

            In September  2006 the IASB  published  Accounting  Standard No. 27,
            "Fixed Assets" (hereinafter - the Standard). The Standard prescribes rules for the  presentation,  measurement  and  disposition of fixed assets  and for the  disclosure  required  in respect  thereto.  The
            Standard  stipulates,  inter alia, that upon the initial recognition of a fixed asset,  the entity shall  include in the cost of the item all the costs it will incur in respect of a liability  to  dismantle and remove the item and to restore the site on which it was located.
            Furthermore,  the Standard  stipulates that a group of similar fixed
            asset  items   shall  be   measured  at  cost  net  of   accumulated
            depreciation,  and less impairment losses, or alternatively,  at its revalued amount less accumulated  depreciation,  whereas an increase in the value of the asset to above its  initial  cost as a result of the revaluation will be directly included the  shareholders'  equity under a revaluation  reserve.  Any part of a fixed asset item with a cost that is  significant  in relation to the total cost of the item shall be depreciated separately,  including the costs of significant periodic  examinations.  The Standard also  stipulates  that a fixed asset that was purchased in consideration  for another  non-monetary item in a transaction of commercial  substance  shall be measured at fair value.

            The  Standard  shall  apply  to  financial  statements  for  periods beginning  on  January 1,  2007.  An entity  that on January 1, 2007 chooses  for  the  first  time  to use the  revaluation  method  for measuring  fixed assets shall on this date  recognize a  revaluation reserve in the amount of the difference  between the revalued amount of the asset on that date and its book value. Furthermore, an entity that in the past, upon the initial recognition of a fixed asset, had not  included  in  its  cost  the  initial  estimate  of  costs  for dismantling  and  removing the asset and for  restoring  the site on which it is located, will measure the following:

            (a)   The aforementioned liabilities as at January 1, 2007 should be measured in  accordance  with  generally  accepted  accounting principles;

            (b)   The amount  that would have been  included  in the cost of the relevant  asset  on  the  date  on  which  the  liability  was initially incurred should be measured according to the present value of the  amount of the  liability  mentioned  in item (a)
                  above  on the  date  on  which  the  liability  was  initially incurred (hereinafter - the capitalized amount);

            (c)   The accumulated  depreciation on the capitalized  amount as at
                  January 1, 2007  should be measured on the basis of the useful life of the asset as at that date;

            (d)   The  difference  between the amount to be charged to the asset in accordance with items (b) and (c) above,  and the amount of the  liability  in  accordance  with item (a) above,  shall be included in retained earnings.

            Other than the  aforementioned,  the  Standard  will be adopted on a retrospective basis.

            The  Company  elected to measure  the fixed  asset item at cost less accumulated  depreciation.  Implementation  of the Standard will not have a  material  impact  on the  Company's  financial  position  or results of operations.

            3. ACCOUNTING STANDARD NO. 26, "INVENTORY"

            In  August  2006 the IASB  published  Accounting  Standard  No.  26,
            "Inventory"  (hereinafter - the Standard).  The Standard  stipulates guidelines for  determining the cost of inventory and its subsequent recognition as an expense as well as for  determining  impairment in value of inventory  to its net  realizable  value.  According to the
            Standard,  inventory  should be presented  according to the lower of cost or net realizable value. The Standard also provides  guidelines regarding  cost formulas used to allocate  costs to various types of

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

AD.   IMPACT OF NEW ACCOUNTING STANDARDS PRIOR TO THEIR APPLICATION (CONT'D)

      3.    ACCOUNTING STANDARD NO. 26, "INVENTORY" (CONT'D)

            inventory.  The  Standard  will apply to  financial  statements  for periods  beginning  on January 1, 2007 or  thereafter.  The Standard shall be applied  retroactively by restating  comparative amounts in respect of prior periods.

            Implementation  of the Standard  will not have a material  impact on the Company's financial position or results of operations.

      4.    ACCOUNTING STANDARD NO. 23, "ACCOUNTING FOR TRANSACTIONS  BETWEEN AN
            ENTITY AND ITS CONTROLLING SHAREHOLDER"

            In December  2006 the IASB  published  Accounting  Standard  No. 23,
            "Accounting for  Transactions  Between an Entity and its Controlling
            Shareholder"  (hereinafter - the Standard). The Standard effectively supersedes  the main  provisions of Israeli  Securities  Regulations
            (Presentation of Transactions  Between a Company and its Controlling
            Shareholder),  and provides that assets (excluding intangible assets that do not have an active  market)  and  liabilities  in respect of which a  transaction  has taken  place  between  the  entity and its controlling  shareholder will be measured according to fair value on the transaction  date and the difference  between the fair value and the  consideration  received  in the  transaction  will be  recorded within  shareholders'  equity.  A  debit  amount  is  essentially  a dividend  and will  therefore be recorded as a reduction of retained earnings.  A credit  amount  is  essentially  an  investment  by the shareholder and will therefore be recorded as a separate item within shareholders' equity, "Capital reserve from transactions between the entity and its controlling shareholder".

            The Standard  addresses  three  issues  pertaining  to  transactions between an entity and its  controlling  shareholder:  transfer of an asset from the controlling  shareholder to the entity or transfer of an asset from the entity to the controlling shareholder; assumption, fully or partially,  by the  controlling  shareholder of a liability that  the  entity  has to a third  party,  indemnification  from the controlling  shareholder  to the entity in  respect  of an  expense, concession, fully or partially, by the controlling shareholder of an amount  owed to him by the  entity;  and loans  granted to or by the controlling  shareholder.  Furthermore,  the  Standard  provides the
            disclosure   required  in   financial   statements   pertaining   to
            transactions  between  the  entity and its  controlling  shareholder during the period.

            The Standard  will apply to  transactions  between an entity and its
            controlling   shareholder   occurring  as  of  January  1,  2007  or
            thereafter,  as well as to loans  granted  prior to the inception of the Standard to or by the controlling shareholder, as of the date of its inception.

            The impact of the Standard  will be  reflected  in future  reporting periods.  Implementation  of the  Standard  will not have a material impact on the Company's financial position or results of operations.

      5.    ACCOUNTING STANDARD NO. 16, "INVESTMENT PROPERTY"

            In February  2006, the IASB  published  Accounting  Standard No. 16,
            "Investment  Property"  (hereinafter - the  Standard).  The Standard prescribes  rules for  recognition,  measurement  and disposition of investment  property  and for the  disclosure  required  in  respect thereto.

            The Standard stipulates, inter-alia, that the initial measurement of investment  property be  according  to cost,  including  transaction costs.  Furthermore  the  Standard  stipulates  that  in  subsequent periods the entity  should  choose to measure all of its  investment property,  either  according to cost, after deduction of accumulated depreciation and impairment  losses,  or according to fair value, in which  case  adjustments  to fair  value  shall be  recorded  in the statement of operations.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

AD.   IMPACT OF NEW ACCOUNTING STANDARDS PRIOR TO THEIR APPLICATION (CONT'D)

      5.    ACCOUNTING STANDARD NO. 16, "INVESTMENT PROPERTY" (CONT'D)

            The  Standard  shall  apply  to  financial  statements  for  periods beginning on January 1, 2007.

            An entity that on January 1, 2007  chooses for the first time to use the fair value model for measuring its  investment  property,  shall record  the  difference  between  the fair  value of the  investment property and its book value as an adjustment to the opening  balance of retained earnings.

            An entity  that  chooses the cost model shall apply the rules of the
            Standard retroactively. Furthermore, an entity that chooses the cost model and  intends to adopt one or more of the  reliefs set forth in
            IFRS 1,  "Initial  adoption  of  International  Financial  Reporting
            Standards concerning investment  property",  may adopt the relief in its financial statements for periods beginning on January 1, 2007.

            The Company  elected to apply the fair value model for measuring its investment  property.  Therefore,  in accordance with the transition requirements  of the  Standard,  on January 1, 2007 the Company will record an increase in the balance of its investment  property in the amount  of  NIS  20  million  and  an  increase  in  investments  in affiliates in the amount of NIS 32 million.  The Company will record an  adjustment  to the opening  balance of  retained  earnings as of
            January 1, 2007 of NIS 52 million in respect of the above.

      6.    ACCOUNTING STANDARD NO. 30, "INTANGIBLE ASSETS"

            In March  2007,  the IASB  published  Accounting  Standard  No.  30,
            "Intangible  Assets"  (hereinafter  - the  Standard).  The  Standard prescribes  the  accounting  treatment  for  intangible  assets  and defines how to measure the book value of these assets,  and provides the disclosure requirements.

            In accordance  with the Standard's  transition  rules,  the Standard shall be  applied  retroactively,  except as set forth  hereinafter.
            With regard to business acquisitions,  the Standard shall be applied to business  acquisitions  that take place from  January 1, 2007 and
            thereafter,   whereas  with  regard  to   in-process   research  and
            development  projects  acquired  within the  framework of a business acquisition  that  occurred  prior to January 1, 2007 and that meets the definition of an intangible  asset on the  acquisition  date and that was recorded as an expense on the acquisition  date, on January
            1,  2007  the  acquiring  company  shall  recognize  the  in-process research and development  project as an asset, as well as applicable deferred taxes. The in-process  research and development asset shall be recorded at the amount  estimated on the  acquisition  date, less the  amortization  that would have accrued from the acquisition date until  December  31, 2006  according to the useful life of the asset and less  impairment  losses.  This  amount  shall be recorded as an adjustment to the opening balance of retained earnings as of January
            1, 2007.

            The Company  recorded an expense of NIS 2,443 thousand in respect of in-process  research and  development  projects  acquired within the framework of a business  acquisition  that occurred prior to January
            1, 2007. The projects meet the definition of an intangible  asset on the  acquisition  date and  therefore on January 1, 2007 the Company will recognized the in-process research and development  projects as assets in the amount of NIS 1,728  thousand  (after  recognition  of applicable  deferred  taxes)  against an  adjustment  to the opening balance of retained earnings as of January 1, 2007.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 3 - INFORMATION REGARDING CERTAIN INVESTEES

A.    ECI TELECOM LTD. ("ECI") - AN AFFILIATE

      1.    Due to the  fact  that the  financial  statements  of an  affiliated company are not made  available  to ECI on a timely basis that would enable ECI to apply the equity method of  accounting,  starting from the second quarter of 2006, the  proportionate  share of the results of  operations  of this  investee  company  are  included  in  ECI's consolidated financial statements with a three month lag.

            Under  Israeli GAAP a change in  accounting  principle is treated by presenting the cumulative  effect of the accounting change as of the beginning of the year, however as the change in accounting principle did not have a  material  impact on  Koor's  financial  position  or results of operations,  Koor has not presented the cumulative effect as of the beginning of the year and has recorded the impact  thereof in the amount of $ 0.4  million in the  second  quarter of 2006.

            On March 1, 2007, the affiliated  company filed a third amendment to its S-1 Registration Statement with the SEC relating to its proposed initial  public  offering  in which  ECI may also sell  shares.  The affiliated company  originally filed its S-1 Registration  Statement with the SEC on October 20, 2006. The number of shares to be offered and the price range for the offering  have not yet been  determined.
            The  registration  statement has been filed with the SEC but has not yet become effective.

      2.    In February 2005, ECI entered into a preliminary  agreement with ABN
            Amro Bank ("ABN") to sell the balance of long-term  receivables  for the sum of $96 million in cash, plus potentially a further amount of approximately $3.3 million. In April 2005, all the approvals for the sale  were  obtained  and the  receivables  were  sold to ABN.  As a result, during the second quarter of 2005, ECI recognized a net gain of $10.4 million  (excluding the contingent  amount).  The Company's share in this gain is approximately NIS 14 million.

      3.    On June 3,  2005,  ECI  acquired  100% of Laurel  Networks  Inc.,  a company  incorporated  and operating in the U.S., for a cash payment of $88 million.

      4.    Pursuant to a  resolution  of ECI's Board of  Directors  approved in
            June  2006,  ECI  distributed  2.9  million  shares  of  ECtel  Ltd.
            ("ECtel") to ECI's shareholders of record as of June 29, 2006. These
            shares  constituted   approximately  15.9%  of  ECtel's  outstanding
            shares.  Koor received  815,660  ECtel shares in this  distribution.
            These shares,  combined with ECtel shares distributed as dividend by
            ECI in May 2004 and ECtel shares purchased from an affiliate, Telrad
            Networks   Ltd.,  in  December   2005,   provide  the  Company  with
            significant  influence  over  ECtel and  accordingly  the  Company's investment  in ECtel is accounted for according to the equity method as of the third quarter of 2006.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 3 - INFORMATION REGARDING CERTAIN INVESTEES (CONT'D)

A.    ECI TELECOM LTD. ("ECI") - AN AFFILIATE (CONT'D)

      5.    ECI  prepares  its  financial  statements  in  conformity  with U.S.
            generally accepted accounting principles. Below is the adjustment of the net earnings of ECI as reported in accordance  with U.S. GAAP to net earnings (loss) in accordance with Israeli GAAP:

                                                                                   For the year ended December 31
                                                                               ------------------------------------
                                                                                2006           2005           2004
                                                                               ------         ------         ------
                                                                                          US$ thousands
                                                                               ------------------------------------

            Net earnings of ECI as reported in conformity with U.S.
               GAAP                                                            22,095         39,864         10,153
            Adjustment:
            Share-based payments expenses                                         786         (2,195) *          --
            ECI's equity in results of affiliate (See Note 3A(1))              (1,704)            --             --
            Financing income (expenses) from derivative financial
               instruments                                                     (5,745)        19,226         (8,303)
            Tax expenses                                                           --             --         (1,529)
            Amortization and realization of excess cost allocated to
               intangible assets                                                   55         (2,726)        (1,233)
            Gain (loss) on marketable securities                                   19           (212)        (1,282)
            Distribution of available-for-sale securities as
               dividend-in-kind                                                (4,075)            --             --
            Cumulative effect as of the beginning of the year of
               change in accounting method (See Note 3A(1))                     1,704             --             --
            Impairment in value of assets                                          --             --            968
                                                                               ------         ------         ------
            Net earnings (loss) of ECI in conformity with Israeli GAAP         13,135         53,957         (1,226)
                                                                               ======         ======         ======

            * Restated - See Note 2R(4)

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 3 - INFORMATION REGARDING CERTAIN INVESTEES (CONT'D)

B.    MAKHTESHIM AGAN INDUSTRIES LTD. ("M-A INDUSTRIES") - AN AFFILIATE

      1.    In January 2004,  Koor sold 27 million  shares of M-A Industries for approximately NIS 418 million. The resulting gain of NIS 160 million
            (before  tax)  is  included  in  "other  income  (expenses),   net".
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

            PRESENTED BELOW ARE OPERATING RESULTS DATA OF M-A INDUSTRIES:

                                            For the year ended December 31, 2004
                                            ------------------------------------
                                                       NIS thousands
                                            ------------------------------------

            Revenues                                     6,895,238
            Operating costs and expenses                 5,594,734

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 3 - INFORMATION REGARDING CERTAIN INVESTEES (CONT'D)

B.    MAKHTESHIM AGAN INDUSTRIES LTD. ("M-A INDUSTRIES") - AN AFFILIATE (CONT'D)

      3.    On November  14,  2005,  the board of  directors  of M-A  Industries resolved to adopt a policy,  whereby M-A Industries  will act to buy back its shares in the amount of up to $150 million.

            The shares to be purchased will become dormant shares for as long as they will be held by M-A  Industries.

            As at the balance sheet date,  M-A Industries  holds  24,875,703 par value of its shares,  representing  approximately  5.4% of its total issued and paid-up share capital,  in the amount of $134 million. In
            August 2006, the board of directors of M-A  Industries  approved the termination of the buy-back policy, due to its completion.

      4.    During 2006, Koor purchased  35,297,993 shares of M-A Industries for an aggregate amount of NIS 818 million. Koor's holding in the voting rights of M-A Industries at December 31, 2006 was 39.6%.

      5.    Subsequent to the  acquisition  of shares of M-A  Industries by Koor and by M-A  Industries  described  in Note  3B(4)  and  Note  3B(3),
            respectively,   ("the  acquisition  period")  Koor's  stake  in  M-A
            Industries has increased by 10.1% as follows: fourth quarter of 2005
            - 0.8%; first quarter of 2006 - 0.7%; second quarter of 2006 - 1.9%;
            third quarter of 2006 - 6.7%.

            Pursuant to the  acquisition of shares,  excess cost over book value in the amount of  approximately  $113  million was derived  ("excess cost").  The Company  retained an  independent  valuation  expert to prepare a valuation of M-A Industries for purposes of allocating the said excess cost in accordance with  Accounting  Standard No. 20. In order to allocate  the excess  cost  derived on various  dates,  the
            Company received  valuations of the tangible assets and liabilities, as well as the intangible  assets of M-A Industries as of January 1,
            2006, June 30, 2006 and August 18, 2006.

            The  independent  valuation  expert  valued the tangible  assets and liabilities,  as well as the intangible assets of M-A Industries, as follows:

                                                         January 1, 2006        June 30, 2006        August 18, 2006
                                                         ---------------        -------------        ---------------
                                                                                US $ million
                                                         -----------------------------------------------------------

            CURRENT ASSETS                                   1,184.6               1,320.6               1,305.3
               Investments                                      22.7                  26.6                  42.0
               Fixed assets and other assets, net              465.1                 491.7                 498.3
               Short-term and long-term liabilities           (994.6)             (1,177.2)             (1,172.1)
            INTANGIBLE ASSETS

               Product registration                            310.5                 320.0                 315.6
               Customer relationship                           513.6                 513.3                 460.3
               Trademark                                       224.2                 229.9                 228.6
               Product portfolio                                94.7                  94.4                  89.3
               In-process research and development               5.2                   5.5                   5.5
                                                         ---------------        -------------        ---------------
                                                             1,826.0               1,824.8               1,772.8
                                                         ===============        =============        ===============

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 3 - INFORMATION REGARDING CERTAIN INVESTEES (CONT'D)

B.    MAKHTESHIM AGAN INDUSTRIES LTD. ("M-A INDUSTRIES") - AN AFFILIATE (CONT'D)

            According  to  the  purchase  price  allocation,   the  Company  has
            allocated the excess cost to M-A Industries' tangible and intangible assets, as follows:

                                           US $                                                     Amortization
                                         million              Amortization method                      period
                                         -------    -------------------------------------------     ------------

            Inventory                        7.4                                                      6 months
            Intangible assets:
            Product registration             8.8    Over the period of future economic benefits       7 years
            Customer relationship           29.2    Over the period of future economic benefits       15 years
            Trademark                       23.1    Over the period of future economic benefits       5 years
            Product portfolio                9.2    Over the period of future economic benefits       15 years
            In-process research and          0.5    Upon acquisition
              development
            Deferred taxes                 (12.5)   According to the amortization of the related
                                                    assets

            Goodwill                        47.1
                                         -------
                                           112.8
                                         =======

            In accordance with the abovementioned allocation of the excess cost, during 2006, the Company recorded  amortization  expenses in respect of the excess cost of NIS 34.3 million.

      6.    On September 28, 2004, M-A Industries entered into an agreement with
            Rabobank  International  for the  sale  of  trade  receivables  in a securitization  transaction.  Under the terms of the  securitization agreement,  companies  from M-A  Industries  Group sold their  trade receivables to a foreign  company  established  for this purpose and which is neither owned nor  controlled by the M-A  Industries  Group
            ("the Purchasing Company"). The purchase of the trade receivables by the  Purchasing  Company is financed  by an American  company of the
            Rabobank  International  Group.  This agreement  replaces a previous agreement  with Bank of  America  from  2001,  which was  similar in principle to the current agreement.

            The  maximum  amount  of  financial  resources  expected  to be made
            available   to  the   Purchasing   Company  to  purchase  the  trade
            receivables of the companies is $250 million on a current basis,  so that the proceeds received from the customers whose receivables have been sold will be used to purchase new trade receivables. Subsequent to the balance sheet date, the aforesaid  maximum expected volume is
            $275 million.

            The period in which the companies will sell their trade  receivables to the Purchasing  Company will be one year from the closing date of the  transaction.  This period may be extended,  with the consent of all the parties, for additional one-year periods, up to a maximum of four extensions.

            On the date of purchasing the debt, the Purchasing  Company will pay in cash the major part of the debt  price.  The  balance of the debt price will be included  in a  subordinated  capital  note to be paid after the debt is collected. M-A Industries will bear all the losses sustained by the  Purchasing  Company as a result of the non payment of the trade receivables included in the securitization  transaction up to the total balance of the subordinated note.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 3 - INFORMATION REGARDING CERTAIN INVESTEES (CONT'D)

B.    MAKHTESHIM AGAN INDUSTRIES LTD. ("M-A INDUSTRIES") - AN AFFILIATE (CONT'D)

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

            The  balance of trade  receivables  sold for cash as at the  balance sheet  date  amounted  to $176  million  (December  31,  2005 - $147 million).  The  balance of the  subordinated  note as at the balance sheet date amounted to $65 million (December 31,2005 - $55 million).

      7.    On March 8, 2006, the board of directors of M-A Industries  resolved to change  its  dividend  policy  such as  beginning  in the  fourth quarter of 2005, M-A Industries will distribute  dividends amounting to up to 50% of net earnings for the period.

            In  May  2006,  M-A  Industries'  board  of  directors  resolved  to distribute  a dividend of $ 28.8 million that was paid on August 31,
            2006.  The  Company's  share of the dividend was NIS 42 million.

            On March 12, 2007 the board of directors of M-A Industries  resolved to rescind the  abovementioned  resolution  regarding  the  dividend payment  as a  fixed  percentage  of  net  earnings.  The  board  of directors will examine the possibility of distributing dividends and the  amount  thereof  from  time to  time,  in  accordance  with the investment policy and the needs of M-A Industries, and the existence of sufficient distributable earnings.

      8.    Acquisition of companies:

            a.    During  2006,  M-A   Industries,   through  wholly  owned  and
                  controlled subsidiaries, acquired distribution companies and a manufacturing  company at a total cost of approximately  $35.4 million.

                  The excess cost  created as at  acquisition  date  amounted to approximately $14 million, of which approximately $2.8 million was  allocated  to  tangible  and  intangible  assets  and the remainder  of  approximately  $11.2  million was  allocated to goodwill.

            b.    During  2005,  M-A   Industries,   through  wholly  owned  and
                  controlled subsidiaries,  acquired distribution companies at a total cost of  approximately  $22.3  million.

                  The excess cost  created as at  acquisition  date  amounted to approximately $14.7 million, of which approximately $9 million was allocated to intangible assets, approximately $0.5 million was allocated to inventory and the remainder of  approximately
                  $5.2 million was allocated to goodwill.

            c.    During  2004,  M-A   Industries,   through  wholly  owned  and
                  controlled subsidiaries,  acquired distribution companies at a total cost of  approximately  $108  million.

                  The excess cost  created as at  acquisition  date  amounted to approximately  $82.5  million,  of which  approximately  $43.4 million was allocated to intangible  assets,  approximately $4
                  million   was   allocated   to   deferred   tax   liabilities,
                  approximately  $1.3 million was allocated to inventory and the remainder  of  approximately  $41.8  million was  allocated to goodwill.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 3 - INFORMATION REGARDING CERTAIN INVESTEES (CONT'D)

B.    MAKHTESHIM AGAN INDUSTRIES LTD. ("M-A INDUSTRIES") - AN AFFILIATE (CONT'D)

      9.    On March 8, 2005, the board of directors of M-A Industries  resolved to adopt a new option plan for its officers and  employees and those of its subsidiaries. Under the terms of the plan, on March 14, 2005,
            14,900  thousand stock options were allotted,  exercisable for up to
            14,900  thousand   ordinary  shares  of  par  value  NIS  1  of  M-A
            Industries.  Of these,  2,500 thousand options were deposited with a trustee  for future  distribution.  On March 8,  2006,  the board of directors  of M-A  Industries  resolved  to issue the balance of the abovementioned  options  to  employees.  The fair value of the stock options granted is approximately $3.7 million.

            In November and December  2006, M-A  Industries'  Board of Directors
            decided to issue  3,551,500  options to its new CEO,  certain of its officers and an external director.  The cost of the benefit embedded in the options issued,  based on the fair value as at their issuance date amounted to a total of $5.4 million.

      10.   SEASONALITY

            Sales of crop  protection  products  are  directly  dependent on the agricultural  seasons and the cycle of crop  production.  Therefore,
            M-A Industries'  revenues are not distributed  evenly throughout the year.  Countries in the Northern  Hemisphere  are  characterized  by similar timing of the agricultural  seasons and the highest sales to these countries usually take place during the months February-April.
            The  seasonality in the Southern  Hemisphere is opposite and most of the sales take place  during  the months  August-November,  with the exception  of  Australia  where  most of the  sales  take  place  in
            April-July.  M-A Industries'  worldwide  activities are conducive to balancing  the  seasonality  impact even though M-A  Industries  has higher sales in the Northern Hemisphere.

      11.   REORGANIZATION PLAN

            On March 12, 2007, the Board of Directors of M-A Industries approved commencement of a reorganization  plan for M-A Industries,  based on recommendations  of internal teams assisted by the McKinsey research and  consulting  company.  In  the  estimation  of  M-A  Industries'
            management,  the write-offs and costs,  to the extent  required,  in connection with implementation of the reorganization  plan, will not be material.

C.    TELRAD NETWORKS LTD. ("TELRAD") - AN AFFILIATE

      1.    In September  2004,  Koor and Telrad  Holdings  Ltd., a wholly-owned subsidiary of Koor ("the Koor group"), entered into an agreement for the sale of 39% of the shares of Telrad to  Fortissimo  Capital Fund
            GP L.P. ("Fortissimo").

            This sale was executed in two stages.

            In the first stage,  which was completed in November  2004, the Koor group  transferred  19.5% of Telrad's shares to Fortissimo for $10.5
            million.  According  to  the  sale  agreement,   Telrad's  board  of
            directors shall be comprised of three  directors  nominated by Koor, three  directors  nominated  by  Fortissimo  and an external  expert nominated by mutual agreement of the parties.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

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

            On June 22, 2005 ("the completion  date") the Company  completed the second stage of the sale of 19.5% of Telrad's shares,  after certain changes  were  made  to the  original  agreement.  According  to the amendment to the original  agreement,  the international  investment fund  HarbourVest  and the Israeli  investment  fund Poalim Ventures joined  Fortissimo and together  purchased  19.5% of Telrad's shares for $6.25 million.  Furthermore,  in the amendment to the agreement,
            Koor's  obligation  to  extend  an  additional  loan to  Telrad  was
            cancelled,   and   Koor   was   released   from   certain   of   the
            indemnifications granted to Fortissimo under the original agreement.
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

                                              For the six months           For the year ended
                                             ended June 30, 2005            December 31, 2004
                                             -------------------            -----------------
                                                               NIS thousands
                                             ------------------------------------------------
                                                                 (Audited)
                                             ------------------------------------------------

            Revenues                                177,631                    470,252
            Operating costs and expenses            201,179                    531,369

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

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

            In 2006,  Telrad's  Board of  Directors  approved  a  reorganization program which includes various efficiency measures including,  inter alia, the retirement of employees. The financial statements for 2006 include  Koor's share in these employee  retirement  expenses in the amount of NIS 38 million.

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

D.    DEFENSE ELECTRONICS SEGMENT

      1.    In November 2004, the Company  acquired 33% of the shares of Tadiran
            Communications Ltd. ("Tadiran Communications") for approximately NIS
            637 million  (approximately $144 million). On December 27, 2004, and
            July 6, 2005 Koor  entered  into a series of  agreements  with Elbit
            Systems  Ltd.   ("Elbit")  and  with  Federmann   Enterprises   Ltd.
            ("Federmann").  Under  the  terms of the  agreements,  Koor sold its entire holdings in Tadiran  Communications to Elbit for $146 million and  recorded a capital gain of NIS 72 million.  Concurrently,  Koor acquired  7.7% of Elbit's  share  capital from  Federmann  for $77.7 million.

            The abovementioned  agreements granted Koor the right to appoint 20%
            of the members of Elbit's board of directors. Koor announced that as long as it holds  Elbit  shares  it will  not  invoke  its  right to appoint 20% of the Elbit directors and therefore  Koor's  investment in Elbit was stated by the cost method.

            Furthermore,  the agreement stipulated that Koor would sell to Elbit all of its  holdings  in  Elisra  (70%)  for  $70  million  and  for additional  consideration contingent on future insurance receipts in
            respect  of  a  fire  that   occurred  in  the  plants  of  Elisra's
            subsidiaries in 2001.

            On November 30, 2005, after all the requisite  approvals for closing the sale were received, the transaction was completed. The said sale generated  a capital  gain to Koor of NIS 148  million in respect of the  sale  of  Elisra,  which  was  recorded  in  the  statement  of operations in the fourth quarter of 2005.  Moreover,  as a result of the sale, the financial statements were reclassified,  such that the operating results of Elisra and the capital gains generated from its sale were reported as discontinued operations.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 3 - INFORMATION REGARDING CERTAIN INVESTEES (CONT'D)

D.    DEFENSE ELECTRONICS SEGMENT (CONT'D)

      2.    On November 22, 2006, the Company  entered into an agreement for the sale of the majority of its  investment  in Elbit to  Federmann  for total  consideration of approximately $70 million, to be received in five equal quarterly installments, bearing interest according to the
            LIBOR rate. The first installment was received on November 27, 2006.
            The Company  expects to record a capital gain of  approximately  $12 million as a result of the  transaction  of which  approximately  $3 million were recorded in 2006 and the remainder  will be recorded in
            2007.  The  Company did not record the entire gain in 2006 since the
            control   over  part  of  the   transferred   shares  has  not  been
            surrendered.

            The  shareholders'  agreement  entered into on December 27, 2004 and amended  on July 6, 2005  between  the  Company  and  Federmann  was nullified upon receipt of the first payment.

            On December 5, 2006 the Company sold the  remainder of its shares in
            Elbit  Systems  Ltd.  in a block  trade for total  consideration  of approximately NIS 112 million. The Company recorded capital gains of approximately  NIS 24 million  during the fourth  quarter of 2006 in respect of the block trade.

E.    TOURISM SEGMENT

      1.    KNAFAIM HOLDINGS LTD. ("KNAFAIM") - FORMER AFFILIATE

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

            Pursuant to the requirements of Israel's anti-trust  commissioner in connection with the acquisition of the Company's  shares by Discount
            Investments  Corp.  Ltd. (see Note 26A),  the Company is required to reduce its holding in Knafaim to 5% by July 2, 2007.

            See also Note 28(4)  relating  to events  subsequent  to the balance sheet date.

      2.    SHERATON-MORIAH   (ISRAEL)  LTD.   ("SHERATON-MORIAH")  -  A  FORMER
            SUBSIDIARY

            On December 17, 2006 the Company signed an agreement for the sale of its entire  holding in  Sheraton-Moriah  to Azorim  Development  and
            Construction Co. Ltd.  ("Azorim"),  for total consideration of $23.8 million.  The sale is linked with the sale by a related party,  Clal
            Tourism  Ltd.  ("Clal  Tourism")  to Azorim of its  entire  holdings
            (100%) in its subsidiaries  Accor-Clal Israel Hotels (1995) Ltd. and
            Accor-Clal  Israel Hotel  Management  Company  Ltd.,  together  with outstanding shareholders' loans (amounting to approx. $16.7 million)
            and capital notes, for total  consideration  of $44.2 million.  Clal
            Tourism  is  wholly  owned  by  IDB  Development   Corporation  Ltd.
            ("IDBD"),  which is the Company's ultimate parent,  holding directly and through Discount Investment  Corporation Ltd.  approximately 52%
            of the Company's outstanding shares.

            The closing date of the  transaction  is scheduled for April 9, 2007
            (subject to each  party's  right to  postpone  this date by up to 90 days) and it is subject to several conditions precedent, inter alia, the  receipt of all  requisite  corporate  approvals  of the parties
            (including  the  approval  of  the  Company's  shareholders,  by the requisite majority  applicable under law to a transaction in which a controlling  shareholder  has an interest)  and the approvals of the
            Israel Antitrust Authority; the Investment Center at the Ministry of
            Industry,  Trade and Labor;  the  Ministry of Tourism and the Israel
            Land Administration, if and as required.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 3 - INFORMATION REGARDING CERTAIN INVESTEES (CONT'D)

E.    TOURISM SEGMENT (CONT'D)

            The  board of  directors  of  Azorim  approved  the  transaction  on
            December  19,  2006 and on  February  14 and  February  28, 2007 the
            transaction  was approved by the  shareholders'  meeting of the IDBD and  of the  Company,  respectively.  The  approval  of  the  Israel
            Antitrust Authority has also been received.

            Furthermore,  the  closing  of the  transaction  is  subject  to the approvals of the other  shareholders  of Sheraton  Moriah as per the existing  agreements  among  them;  to the  right of first  offer of
            Starwood  Hotels and  Resorts  Worldwide,  Inc.,  a  shareholder  of
            Sheraton Moriah, with respect to the transaction; and provided there will not be a  material  adverse  change  in the terms  under  which credit is provided by financial  institutions to the sold companies.

            Azorim is also obligated to purchase Bank Hapoalim  Ltd.'s  holdings in Sheraton Moriah under the same conditions,  mutatis mutandis,  if
            Bank Hapoalim Ltd. exercises its tag along right with respect to the transaction.  Subsequent  to the balance  sheet date,  Bank Hapolaim exercised its tag along right and Starwood reached an agreement with
            Azorim for the sale of its holdings in Sheraton-Moriah to Azorim.

            The   consideration   due  to  the   Company  is  payable  in  three
            installments: the first, in the amount of $6.3 million, was received on December 21, 2006 and is presented within other liabilities;  the second, in the amount of $8.4 million, to be received by the closing date; and the remainder, in the amount of $9.1 million, by March 27,
            2008. In the event that the  transaction  will not be consummated by the closing date due to a breach of the  agreement  by Azorim,  Koor will be entitled to retain the first installment as damages.

            Upon the  closing of the  transaction,  Koor will be  released  from guaranties  that it provided to  Sheraton  Moriah,  in the amount of approximately $9.2 million.

            See also Note 28(3)  relating  to events  subsequent  to the balance sheet date.

      3.    ISRAM WHOLESALE TOURS AND TRAVEL LTD. ("ISRAM")

            Isram is a group tour  operator,  located  primarily in the US, with international operations.

            On December  28, 2006 the Company  sold its entire  holding in Isram for total  consideration  of $1.26 million.  The Company  recorded a capital gain of approximately  NIS 8 million in respect of the sale.

            Pursuant to the sale,  Isram's  operations  have been presented as a discontinued operation. See Note 24(3).

F.    KOOR CORPORATE VENTURE CAPITAL ("KOOR CVC") - A CONSOLIDATED PARTNERSHIP

      1.    In June 2004,  Cisco  Systems  purchased all the shares of Riverhead
            Inc. from its  shareholders for  consideration of $39 million.  As a result,  in 2004 Koor CVC  recorded a gain of  approximately  NIS 17 million.

      2.    Koor CVC's  management  recorded  impairment  provisions in 2005 and
            2004 of NIS 69 million and NIS 58 million, respectively.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 3 - INFORMATION REGARDING CERTAIN INVESTEES (CONT'D)

F.    KOOR CORPORATE  VENTURE CAPITAL ("KOOR CVC") - A CONSOLIDATED  PARTNERSHIP
      (CONT'D)

      3.    In December 2005, one of Koor CVC's portfolio  investments,  Scopus,
            Video Networks Ltd. raised approximately $31 million in an IPO. As a result,  Koor CVC recorded a gain of  approximately  NIS 31 million.
            See also Note 28 - Events Subsequent to the Balance Sheet Date.

      4.    On November  27, 2006 a merger took place  between one of Koor CVC's portfolio  companies,  Followap Inc. and NeuStar Inc. As a result of the merger,  Koor CVC received  consideration of  approximately  $12 million in January 2007 and recorded a gain of approximately  NIS 43 million.

G.    EPSILON INVESTMENT HOUSE LTD. - AN AFFILIATE

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

            Subsequent to the  acquisition of Epsilon's  shares,  excess cost in the amount of NIS 75 million was derived.  Of the excess cost of the investment,  NIS 10  million  was  allocated  to  intangible  assets
            (trademark and customer base,  product portfolio) and NIS 65 million was allocated to goodwill.

            The  Company's  investment  in Epsilon is accounted for according to the  equity  method,  as  there is no joint  control  agreement,  as defined by Israeli  accounting  standards,  between all of Epsilon's shareholders.

NOTE 4 - SHORT-TERM DEPOSITS AND INVESTMENTS

                                                                                  Consolidated                   Company
                                                                             ----------------------       ---------------------
                                                                                  December 31                  December 31
                                                                             ----------------------       ---------------------
                                                                              2006           2005          2006          2005
                                                                             -------        -------       -------       -------
                                                                                               NIS thousands
                                                                             --------------------------------------------------

            Marketable securities (1):

            Linked debentures and treasury notes                             190,964        198,123 *     178,015       179,269 *
            Unlinked debentures and treasury notes                           167,385        124,320       167,385       119,528
            Shares and options                                               313,402        155,789       311,885       153,948
                                                                             -------        -------       -------       -------
                                                                             671,751        478,232       657,285       452,745
            Deposits in banks and financial institutions                      24,180         52,564            --        32,398
            Short-term loans and current maturities of long-term loans            --             33            --            --
                                                                             -------        -------       -------       -------
                                                                             695,931        530,829       657,285       485,143
                                                                             =======        =======       =======       =======

      (1)   Presented  at market  value,  except for shares in  investees in the amount of NIS 201,159  thousand that are presented  according to the historical cost method (2005 - NIS 56,609 thousand).

      *     Reclassified.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 5 - TRADE RECEIVABLES

Consolidated:

                                                                                                    December 31
                                                                                             -------------------------
                                                                                              2006               2005
                                                                                             ------             ------
                                                                                                   NIS thousands
                                                                                             -------------------------

      Open accounts                                                                          76,318             73,298
      Post-dated checks received and credit card companies                                    4,799              3,974
      Current maturities of long-term trade receivables                                         924              1,285
                                                                                             ------             ------
                                                                                             82,041             78,557
                                                                                             ======             ======
      Net of allowance for doubtful accounts                                                  4,106              3,517
                                                                                             ======             ======

NOTE 6 - OTHER RECEIVABLES

                                                              Consolidated                            Company
                                                       -------------------------             -------------------------
                                                              December 31                           December 31
                                                       -------------------------             -------------------------
                                                        2006               2005               2006               2005
                                                       ------             ------             ------             ------
                                                                                NIS thousands
                                                       ---------------------------------------------------------------

      Receivable in respect of sold investments *      56,235                 --                 --                 --
      Government agencies                               3,650              3,722              1,046                748
      Deferred taxes                                      241                129                 --                 --
      Accrued income                                    2,929             10,704                246              1,190
      Prepaid expenses                                  6,200             10,993                 --              3,263
      Employees                                            60                 43                 --                 --
      Affiliates - current accounts                     6,173             35,960 **             572              4,714
      Others                                            6,968             17,916 **             646              6,180
                                                       ------             ------             ------             ------
                                                       82,456             79,467              2,510             16,095
                                                       ======             ======             ======             ======

      *     See Note 3F(4).
      **    Reclassified.

NOTE 7 - INVENTORIES

Consolidated:

                                                                                                    December 31
                                                                                             -------------------------
                                                                                              2006               2005
                                                                                             ------             ------
                                                                                                   NIS thousands
                                                                                             -------------------------

      Raw and auxiliary materials                                                            50,793             66,169
      Goods and work in progress                                                              7,445              4,497
      Finished goods                                                                          7,490             20,243
                                                                                             ------             ------
                                                                                             65,728             90,909
                                                                                             ======             ======

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 8 - INVESTMENTS IN INVESTEE COMPANIES

A. CONSOLIDATED BALANCE SHEET - AFFILIATES

                                                                                                     December 31
                                                                                            ---------------------------
                                                                                              2006              2005
                                                                                            ---------         ---------
                                                                                                   NIS thousands
                                                                                            ---------------------------

       Net asset value of the investments (1)(2)                                            2,700,520         2,516,674 *
                                                                                            ---------         ---------
       Goodwill and original differences:
        Original amount                                                                       658,203           153,997
        Less - accumulated amortization                                                      (117,212)          (88,496)
                                                                                            ---------         ---------
                                                                                              540,991            65,501
                                                                                            ---------         ---------
       Total investment in share capital                                                    3,241,511         2,582,175
       Long-term loans (3)                                                                     82,709            81,845
                                                                                            ---------         ---------
                                                                                            3,324,220         2,664,020
                                                                                            =========         =========
       (1) As follows:

           Net asset value of investments as at January 1                                   2,516,674           839,741
           Changes during the year:
             Companies that ceased being consolidated                                              --         1,499,387
             Net asset value acquired                                                         458,906            34,821
             Accumulated earnings (losses), net                                               (52,788)          317,807 *
             Changes in capital reserves and foreign currency translation adjustments        (215,495)          176,600
             Disposals, net                                                                    (6,777)         (351,682)
                                                                                            ---------         ---------
                                                                                            2,700,520         2,516,674
                                                                                            =========         =========
       (2)  Including  investments in companies  traded on the Stock Exchange in
            Tel Aviv or abroad, in NIS millions:

           Carrying value in the balance sheet                                                  3,173             2,526
                                                                                            =========         =========
           Market value as at balance sheet date                                                5,372             4,851
                                                                                            =========         =========

       * Restated - See Note 2R(4).

                                                         Interest rate as          December 31
                                                          at December 31     -----------------------
                                                               2006           2006             2005
                                                         ----------------    ------           ------
                                                                %                 NIS thousands
                                                         ----------------    -----------------------

       (3) Linkage terms and interest rates relating
           to long-term loans:

           Linked to the CPI -  without maturity date          5.5           26,707           24,792
           Linked to the Dollar **                         LIBOR* + 2        56,002           57,053
                                                                             ------           ------
                                                                             82,709           81,845
                                                                             ======           ======

       *     As of December 31, 2006, the LIBOR rate is 5.3%.
       **    The loan is to be repaid by 2029.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 8 - INVESTMENTS IN INVESTEE COMPANIES (CONT'D)

B.    COMPANY BALANCE SHEET - INVESTEES

                                                                                            December 31
                                                                                  -------------------------------
                                                                                    2006                  2005
                                                                                  ---------             ---------
                                                                                           NIS thousands
                                                                                  -------------------------------

       Presented as:
       Investments in investees                                                   2,579,219             2,962,192
       Excess of accumulated losses over investments in subsidiaries                (56,583)              (47,580)
                                                                                  ---------             ---------
                                                                                  2,522,636             2,914,612
                                                                                  =========             =========

       Net asset value of the investments                                         1,983,869             1,601,299 (*) (**)
                                                                                  ---------             ---------
       Goodwill and original differences:
       Original amount, net                                                         467,316                12,834
       Less - accumulated amortization                                              (26,078)               (3,546)
                                                                                  ---------             ---------
                                                                                    441,238                 9,288
                                                                                  ---------             ---------
       Book value (1)                                                             2,425,107             1,610,587
       Payments on account of shares (1)                                             58,830                60,927
       Long-term loans and capital notes (2)                                         36,477             1,240,583
       Non-current accounts (3)                                                       2,222                 2,515
                                                                                  ---------             ---------
                                                                                  2,522,636             2,914,612
                                                                                  =========             =========

      (1)   As follows:

                                                                                            December 31
                                                                                  -------------------------------
                                                                                    2006                  2005
                                                                                  ---------             ---------
                                                                                           NIS thousands
                                                                                  -------------------------------

               Cost of shares including accumulated earnings as at January 1      1,671,514             2,289,547
               Changes during the year:
               Cost of acquired shares                                            1,628,617                70,028
               Accumulated earnings (losses), net                                  (550,813)               95,035 (*)
               Changes in capital reserves and foreign currency
                 translation adjustments                                           (235,386)              208,657
               Disposals                                                            (29,995)             (991,753)
                                                                                  ---------             ---------
               Book value, including payments on account of shares (4)            2,483,937             1,671,514
                                                                                  =========             =========

      (*)   Restated - See Note 2R(4).
      (**)  Reclassified.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 8 - INVESTMENTS IN INVESTEE COMPANIES (CONT'D)

B.    COMPANY BALANCE SHEET - INVESTEES (CONT'D)

      (2)   Long-term loans and capital notes:

                                                                                            December 31
                                                                                  -------------------------------
                                                                                    2006                  2005
                                                                                  ---------             ---------
                                                                                           NIS thousands
                                                                                  -------------------------------

            Long-term loans (a) (b)                                                  21,177                52,854
            Capital notes - unlinked and not bearing interest (c)                    15,300             1,187,729
                                                                                  ---------             ---------
                                                                                     36,477             1,240,583
                                                                                  =========             =========

            (a)   Long-term  loans  classified  by  linkage  terms and  interest rates:

                                                           Interest
                                                            rate at
                                                          December 31             December 31          December 31
                                                          -----------             -----------          -----------
                                                             2006                    2006                  2005
                                                          -----------             -----------          -----------
                                                               %                           NIS thousands
                                                          -----------             --------------------------------

                     Linked to the Dollar                     --                       13,952                   --
                     Linked to the CPI                         2                           --               43,707
                     Linked to the CPI                        --                        7,225                9,147
                                                                                  -----------          -----------
                                                                                       21,177               52,854
                                                                                  ===========          ===========

            (b)   The loans mature in the years  subsequent to the balance sheet date (excluding current maturities) as follows:

                                                                                  December 31          December 31
                                                                                  -----------          -----------
                                                                                     2006                  2005
                                                                                  -----------          -----------
                                                                                           NIS thousands
                                                                                  --------------------------------

                     Sixth year or thereafter                                          21,177               52,854
                                                                                  -----------          -----------
                                                                                       21,177               52,854
                                                                                  ===========          ===========

            (c)   Capital notes are not presented at their present value,  since their repayment date has not yet been fixed by the parties.

      (3)   Non-current inter-company accounts:

                                                                                            December 31
                                                                                  -------------------------------
                                                                                    2006                  2005
                                                                                  ---------             ---------
                                                                                           NIS thousands
                                                                                  -------------------------------

              Linked to the Dollar                                                        154                  640
              Unlinked-bears interest at the rate of the increase in the CPI            2,068                1,875
                                                                                  -----------          -----------
                                                                                        2,222                2,515
                                                                                  ===========          ===========

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 8 - INVESTMENTS IN INVESTEE COMPANIES (CONT'D)

B.    COMPANY BALANCE SHEET - INVESTEES (CONT'D)

      (4)   Including  investments  in marketable  shares traded on the Tel Aviv
            Stock Exchange or abroad in NIS millions:

                                                                                            December 31
                                                                                  -------------------------------
                                                                                    2006                  2005
                                                                                  ---------             ---------
                                                                                           NIS millions
                                                                                  -------------------------------

              Carrying value in balance sheet                                             748                   --
                                                                                  ===========          ===========
              Market value as at balance date                                             833                   --
                                                                                  ===========          ===========

NOTE 9 - OTHER INVESTMENTS AND RECEIVABLES

A.    COMPOSITION:

                                                                        Consolidated                     Company
                                                                  ------------------------        -----------------------
                                                                        December 31                     December 31
                                                                  ------------------------        -----------------------
                                                                    2006            2005            2006           2005
                                                                  --------        --------        --------       --------
                                                                                        NIS thousands
                                                                  -------------------------------------------------------

       Debentures held-to-maturity                                   9,213          10,330 *         9,213         10,330 *
       Deposits in banks and in financial institutions               7,706          13,459              --             --
       Non-current trade receivables                                 6,449           3,802              --             --
       Long-term loans receivable                                   16,734          23,745              --             --
                                                                  --------        --------        --------       --------
       Total (see B and C below)                                    40,102          51,336           9,213         10,330
       Other companies - marketable securities (1)                  46,927         386,364          46,927        353,001
       Venture capital investments (2)                             108,984         114,764              --             --
       Excess of amounts funded over amounts accrued for
         severance pay (see Note 17)                                    --           3,449              --          3,449
       Others                                                        6,659             214           6,659            214
                                                                  --------        --------        --------       --------
                                                                   202,672         556,127          62,799        366,994
                                                                  ========        ========        ========       ========
       (1)  Market value as at balance sheet date                   42,385         411,472          42,385        364,197
                                                                  ========        ========        ========       ========

      (2)   The fair value is similar to the book value.
      *     Reclassified.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 9 - OTHER INVESTMENTS AND RECEIVABLES (CONT'D)

B.    CLASSIFICATION  BY LINKAGE  TERMS AND INTEREST  RATES OF  DEPOSITS,  NON -
      CURRENT DEBTS OF CUSTOMERS AND LONG - TERM LOANS RECEIVABLE:

      CONSOLIDATED:

                                                               Interest rates at             December 31
                                                                  December 31      -----------------------------
                                                                      2006           2006                 2005
                                                               -----------------   --------             --------
                                                                       %                    NIS thousands
                                                               -----------------   -----------------------------

      Linked to the CPI                                        Mainly 5.4             6,419                3,802
      Linked to foreign currency (mainly to the dollar)        No interest               --                6,790 *
      Linked to dollar, interest bearing                       5.3 - 8.5             33,683               40,744 *
                                                                                   --------             --------
                                                                                     40,102               51,336
                                                                                   ========             ========

      * Reclassified

C.    REPAYMENT  SCHEDULE  OF  DEPOSITS,   NON-CURRENT   CUSTOMER  BALANCES  AND
      LONG-TERM  LOANS  RECEIVABLE IN THE YEARS  SUBSEQUENT TO THE BALANCE SHEET
      DATE:

                                                             Consolidated                     Company
                                                       ------------------------        -----------------------
                                                             December 31                     December 31
                                                       ------------------------        -----------------------
                                                         2006            2005            2006           2005
                                                       --------        --------        --------       --------
                                                                             NIS thousands
                                                       -------------------------------------------------------

       Second year                                        5,315          12,743              --             --
       Third year                                        13,638           7,920              --             --
       Fourth year                                       16,884           2,929              --             --
       Fifth year and thereafter                          4,265          27,744              --             --
                                                       --------        --------        --------       --------

                                                         40,102          51,336              --             --
                                                       ========        ========        ========       ========

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 10 - FIXED ASSETS

A.    CONSOLIDATED

                                                                                                                                           Office
                                                                  Land (including                     Machinery and                     furniture and      Tools and
                                                                  leasehold land)      Buildings        equipment         Vehicles        equipment       instruments        Total
                                                                  ---------------     -----------     -------------      ----------     -------------    -------------     ---------
                                                                                            NIS thousands                                                NIS thousands
                                                                  ------------------------------------------------------------------------------------------------------------------

       Cost as at January 1, 2006                                      31,224          1,028,779         381,342             629            15,224           3,167         1,460,365

       Additions                                                           --             11,943          15,635             417             1,411              --            29,406
       Disposals                                                           --             (5,294)            (94)           (580)           (2,111)             --            (8,079)
       Adjustments resulting from foreign currency translation
         differences*                                                      --               (507)         (1,914)                             (798)             --            (3,219)
       Newly consolidated companies                                        --             92,281          35,953              --                --              --           128,234
                                                                  ---------------     -----------     -------------      ----------     -------------    -------------     ---------
       BALANCE AS AT DECEMBER 31, 2006                                 31,224          1,127,202         430,922             466            13,726           3,167         1,606,707
                                                                  ---------------     -----------     -------------      ----------     -------------    -------------     ---------
       Accumulated depreciation as at January 1, 2006                      --            405,822         305,848             629            11,309              --           723,608
       Additions                                                           --             16,650          16,679              --             1,154              --            34,483
       Disposals                                                           --               (267)             --            (257)           (1,592)             --            (2,116)
       Adjustments resulting from foreign currency translation
         differences*                                                      --               (478)         (1,418)             --              (673)             --            (2,569)
       Newly consolidated companies                                        --             53,141          32,975                                                --            86,116
                                                                  ---------------     -----------     -------------      ----------     -------------    -------------     ---------
       BALANCE AS AT DECEMBER 31, 2006                                     --            474,868         354,084             372            10,198              --           839,522
                                                                  ---------------     -----------     -------------      ----------     -------------    -------------     ---------
       WRITE DOWN FOR DECLINE IN VALUE                                     --            (11,707)             --              --                --              --           (11,707)
                                                                  ---------------     -----------     -------------      ----------     -------------    -------------     ---------
       NET BOOK VALUE AS AT DECEMBER 31, 2006                          31,224            640,627          76,838              94             3,528           3,167           755,478
                                                                  ===============     ===========     =============      ==========     =============    =============     =========
       Net book value as at December 31, 2005                          31,224            611,250          75,494              --             3,915           3,167           725,050
                                                                  ===============     ===========     =============      ==========     =============    =============     =========

*     See Note 2D.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 10 - FIXED ASSETS (CONT'D)

A.    CONSOLIDATED (CONT'D)

      1.    Certain of the real estate  properties  have not yet been registered in the Land Registry Office in the name of the Group's subsidiaries, primarily  due to the  absence of formal  parceling  in the areas in which the properties are located.

            Leasehold  rights are  generally  for a period of 49 years.  Certain leases provide an option for extension for another 49 years.

            The  cost of  leasehold  real  estate  as at  December  31,  2006 is approximately NIS 547 million.

      2.    Fixed assets are presented after deduction of investment grants (net of depreciation),  which have been received from the State of Israel by  certain  subsidiaries  under  the  terms  of  the  Law  for  the
            Encouragement of Capital  Investments,  1959. These grants amount to
            NIS 115 million as at December 31, 2006 (see also Note 16A).

      3.    Includes  capitalized  interest  amounting  to  NIS  55  million  at
            December 31, 2006 and 2005.

      4.    As for amounts  charged to cost of fixed  assets,  see Notes 23B and
            23E.

      5.    See Note 22 regarding liens.

B.    COMPANY

                                                          Offices and land       Office Equipment           Total
                                                          ----------------       ----------------       -------------
                                                                                  NIS thousands
                                                          -----------------------------------------------------------

       Cost as at January 1, 2006                                80,004 *                5,947              85,951
            Additions                                                83                    117                 200
            Disposals                                              (267)                (2,111)             (2,378)
                                                          ----------------       ----------------       --------------
       BALANCE AS AT DECEMBER 31, 2006                           79,820                  3,953              83,773
                                                          ----------------       ----------------       --------------
       Accumulated depreciation as at January 1, 2006             8,421                  3,456              11,877
           Additions                                              1,453                    452               1,905
           Disposals                                               (267)                (1,592)             (1,859)
                                                          ----------------       ----------------       --------------
       BALANCE AS AT DECEMBER 31, 2006                            9,607                  2,316              11,923
                                                          ----------------       ----------------       --------------
       WRITE DOWN FOR DECLINE IN VALUE                          (11,707)                    --             (11,707)
                                                          ----------------       ----------------       --------------
       NET BOOK VALUE AS AT DECEMBER 31, 2006                    58,506                  1,637              60,143
                                                          ================       ================       ==============
       NET BOOK VALUE AS AT DECEMBER 31, 2005                    59,876                  2,491              62,367
                                                          ================       ================       ==============

      *     Represents the ownership of two stories in an office building in Tel
            Aviv and well as a plot of land and manufacturing facility in Holon.
            The  properties  have  not yet  been  registered  in the name of the
            Company at the Land Registry Office.  The offices are on land leased for a period of 49 years ending in 2044.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 11 - INTANGIBLE ASSETS, DEFERRED EXPENSES AND DEFERRED TAX ASSETS

CONSOLIDATED

                                                                                            December 31
                                                                                  -------------------------------
                                                                                    2006                  2005
                                                                                  ---------             ---------
                                                                                           NIS thousands
                                                                                  -------------------------------

GOODWILL:

Original amounts                                                                     17,735                   566
Less - accumulated amortization                                                          50                    55
                                                                                  ---------             ---------
                                                                                     17,685                   511
                                                                                  ---------             ---------
DEFERRED EXPENSES:

Original amounts                                                                     16,865                16,940
Less - accumulated amortization                                                      16,442                16,153
                                                                                  ---------             ---------
                                                                                        423                   787
                                                                                  ---------             ---------
Deferred tax assets (see Note 16G)                                                       --                14,518
                                                                                  ---------             ---------
                                                                                     18,108                15,816
                                                                                  =========             =========

NOTE 12 - CREDIT FROM BANKS AND OTHERS

A.    COMPOSITION:

                                                            Consolidated                     Company
                                                      ------------------------        -----------------------
                                                            December 31                     December 31
                                                      ------------------------        -----------------------
                                                        2006            2005            2006           2005
                                                      --------        --------        --------       --------
                                                                            NIS thousands
                                                      -------------------------------------------------------

       Credit from banks (B)                            35,996          51,862              --          7,290
       Current maturities of long-term loans and
         debentures (Note 15)                           17,971         220,265              --        197,425
                                                      --------        --------        --------       --------
                                                        53,967         272,127              --        204,715
                                                      ========        ========        ========       ========

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 12 - CREDIT FROM BANKS AND OTHERS (CONT'D)

B.    CREDIT FROM BANKS CLASSIFIED BY LINKAGE TERMS AND INTEREST RATES:

                                                                                            Consolidated
                                                                     Interest          -------------------------
                                                                     rates at                December 31
                                                                    December 31        -------------------------
                                                                       2006             2006               2005
                                                                    -----------        ------             ------
                                                                         %                  NIS thousands
                                                                    -----------        -------------------------

       Linked to foreign currency (mainly to the Dollar)            LIBOR + 1.5        29,575             27,618
       Linked to foreign currency                                      6-7.5            6,421             24,244
                                                                                       ------             ------
                                                                                       35,996             51,862
                                                                                       ======             ======

                                                                                               Company
                                                                     Interest          -------------------------
                                                                     rates at                December 31
                                                                    December 31        -------------------------
                                                                       2005             2006               2005
                                                                    -----------        ------             ------
                                                                         %                  NIS thousands
                                                                    -----------        -------------------------

       Linked to foreign currency                                       5.5                --              7,290
                                                                                       ------             ------
                                                                                           --              7,290
                                                                                       ======             ======

C.    See Note 22 regarding liens to secure credit.

NOTE 13 - TRADE PAYABLES

                                                                Consolidated                            Company
                                                          -------------------------            -------------------------
                                                                 December 31                          December 31
                                                          -------------------------            -------------------------
                                                           2006               2005              2006               2005
                                                          ------             ------            ------             ------
                                                                                   NIS thousands
                                                          --------------------------------------------------------------

Open debts                                                61,179             59,875               266                558
Cheques and notes payable                                  6,666             11,215             1,080                665
                                                          ------             ------            ------             ------
                                                          67,845             71,090             1,346              1,223
                                                          ======             ======            ======             ======

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 14 - OTHER PAYABLES

                                                                Consolidated                            Company
                                                          -------------------------            -------------------------
                                                                 December 31                          December 31
                                                          -------------------------            -------------------------
                                                           2006               2005              2006               2005
                                                          ------             ------            ------             ------
                                                                                   NIS thousands
                                                          --------------------------------------------------------------

Employees and withholdings payable                        16,711             20,529             2,314              9,403
Provision for vacation pay and vacation expense
  allowance                                                5,884             10,695               544              5,099
Accrued expenses                                          24,734             35,546             7,902              9,748 **
Government agencies (including taxes)                     31,233             49,600               253              2,077 **
Provision for warranty and repairs and provision
  for losses in respect of long-term contracts             1,073                921                                   --
Severance pay payable and current portion of early
  retirement pensions (Note 17)                           11,875                364            11,875                364
Deferred income                                            4,777             24,427                                   --
Affiliated company                                         2,197             12,349                21                 --
Accrued interest                                          21,233              5,588            17,266              5,100 **
Liabilities regarding forward transactions                17,404              1,001            17,404              1,001
Advance on account of sale of subsidiary *                26,321                 --            26,321                 --
Others                                                    27,693             36,968            11,988             15,215 **
                                                         -------            -------            ------             ------
                                                         191,135            197,988            95,888             48,007 **
                                                         =======            =======            ======             ======

*     See Note 3E(2).
**    Reclassified

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 15 - LONG TERM LIABILITIES

A.    LOANS

                                                                 Consolidated                           Company
                                                          ---------------------------         ---------------------------
                                                                  December 31                         December 31
                                                          ---------------------------         ---------------------------
                                                            2006               2005             2006              2005
                                                          ---------         ---------         ---------         ---------
                                                                                   NIS thousands
                                                          ---------------------------------------------------------------

       1.     Loans from banks                            1,885,903         1,774,414           300,579         1,219,470
              Less - current maturities                      16,971           219,265                --           197,425
                                                          ---------         ---------         ---------         ---------
                                                          1,868,932         1,555,149           300,579         1,022,045
                                                          ---------         ---------         ---------         ---------

       2.     Loans and liabilities from others:

              Shareholders in subsidiaries                    7,669             7,691                --                --
              Investees                                          --                --             6,382             6,713
              Receipts from
               time-sharing units                            33,193            34,107                --                --
              Others                                          7,605            13,349                --                --
                                                          ---------         ---------         ---------         ---------
                                                             48,467            55,147             6,382             6,713
              Less - current maturities                       1,000             1,000                --                --
                                                          ---------         ---------         ---------         ---------
                                                             47,467            54,147             6,382             6,713
                                                          ---------         ---------         ---------         ---------
                                                          1,916,399         1,609,296           306,961         1,028,758
                                                          =========         =========         =========         =========

      3.    Loans classified by linkage terms and interest rates:

            CONSOLIDATED:

                                                                                                    December 31
                                                     Interest rate at December 31           ---------------------------
                                                                 2006                         2006               2005
                                                 -----------------------------------        ---------         ---------
                                                                   %                               NIS thousands
                                                 -----------------------------------        ---------------------------

              Linked to the foreign currency
                (mainly Dollar)                  Mainly LIBOR + 1.75% - LIBOR +2.15%          259,947           253,996

              Linked to the CPI                  3.6-6.2 (mainly 4.4-4.8)                   1,458,423         1,359,565

              Unlinked                           Prime* + 0.25% -Prime* + 0.5%                216,000           216,000
                                                                                            ---------         ---------
                                                                                            1,934,370         1,829,561
              Less - current maturities                                                        17,971           220,265
                                                                                            ---------         ---------
                                                                                            1,916,399         1,609,296
                                                                                            =========         =========

            *     Prime interest rate at December 31, 2006 - 6%

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 15 - LONG TERM LIABILITIES (CONT'D)

A.    LOANS (CONT'D)

      3.    Loans classified by linkage terms and interest rates (cont'd)

            COMPANY:

                                                               Interest rates at                December 31
                                                                  December 31          -----------------------------
                                                                     2006                2006                2005
                                                               ----------------        ---------           ---------
                                                                      %                        NIS thousands
                                                               ----------------        -----------------------------

              a. From banks:
                 Linked to the CPI                                   4.8                 292,070           1,210,200

                 Linked to the Dollar                                7.65                  8,509               9,270
                                                                                       ---------           ---------
                                                                                         300,579           1,219,470
                 Less - current maturities                                                    --             197,425
                                                                                       ---------           ---------
                                                                                         300,579           1,022,045
                                                                                       =========           =========

                                                                                                December 31
                                                                                       -----------------------------
                                                                                         2006                2005
                                                                                       ---------           ---------
                                                                                               NIS thousands
                                                                                       -----------------------------

              b. From investees:                                                           6,382              6,713
                                                                                       ---------           ---------
                 Unlinked capital note, non-interest  bearing                              6,382              6,713
                                                                                       =========           =========

B.    DEBENTURES

      PRESENTED AS LONG-TERM LIABILITIES:

                                                              Consolidated                            Company
                                                        -------------------------           --------------------------
                                                               December 31                          December 31
                                                        -------------------------           --------------------------
                                                         2006               2005              2006              2005
                                                        -------           -------           -------            -------
                                                                                 NIS thousands
                                                        --------------------------------------------------------------

       Debentures (1)(2)                                988,482           390,854           988,482            390,854
                                                        =======           =======           =======            =======

      (1)   On  April  10,  2005,  as part of a  private  placement  to  Israeli institutional  investors,  the  Company  issued NIS 400  million par value in debentures,  as well as 800,000  options (see Note 20D) for
            NIS 400 million in cash.

            The  debentures  bear annual  interest of 3.75%,  linked to the CPI, which  is  paid  on  April  30 and  October  31 of  each  year.  The debentures  are  linked  to the CPI and will be  repaid in a balloon payment on April 30, 2010.  The issue proceeds were allocated to the components  of the  package  according  to  the  fair  value  of the securities  issued.  Accordingly,  the  discount  in  respect of the debentures  amounted to approximately  NIS 22 million which is being amortized as finance  expenses over the life of the debentures.  The debentures  are  presented  net of the discount  and deferred  issue costs of approximately NIS 16 million.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 15 - LONG TERM LIABILITIES (CONT'D)

B.    DEBENTURES (CONT'D)

      (2)   On August 20, 2006,  pursuant to completion of a public  offering in
            Israel the  Company  issued  debentures  with a par value of NIS 600 million.  The  debentures  are  linked to the  Israeli  CPI and bear annual interest of 5.1%. The debentures will be repaid in five equal installments on September 1 of each year from 2012 through 2016. The interest is payable on the outstanding balance of the debentures, on
            September 1 of each year from 2007 through 2016.

            The  debentures  are  presented  net  of  deferred  issue  costs  of approximately  NIS 6  million  which  are  amortized  based  on  the effective interest rate method.

            The Israeli  Securities  Authority  and the Tel Aviv Stock  Exchange
            approved the listing of the  debentures  for trading on the Tel Aviv
            Stock Exchange.

            The debentures have not been and will not be registered under the US
            Securities  Act of 1933, as amended,  and may not be offered or sold in the United States or to U.S. persons,  absent  registration or an applicable exemption from registration requirements.

C.    See Note 18A3  regarding the Koor's  commitment  to comply with  financial covenants.  See  Note 22  regarding  liens  provided  in  connection  with liabilities.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 15 - LONG TERM LIABILITIES (CONT'D)

D.    1. CONSOLIDATED LIABILITIES - (NET OF CURRENT MATURITIES) THAT WILL MATURE
      IN THE FOLLOWING YEARS SUBSEQUENT TO BALANCE SHEET DATE ARE AS FOLLOWS:

                                                           Loans from banks                 Loans from others
                                                      -------------------------           ----------------------
                                                              December 31                      December 31
                                                      -------------------------           ----------------------
                                                         2006            2005              2006            2005
                                                      ---------       ---------           ------          ------
                                                                              NIS thousands
                                                      ----------------------------------------------------------

              Second year                               418,273          17,061            4,955           6,000
              Third year                                253,327         224,902           12,169          14,691
              Fourth year                               836,051         124,065            1,150           3,000
              Fifth year                                 22,122         831,965            1,000           1,349
              Sixth year                                 22,122          19,190            1,000           1,000
              Subsequent years                          317,037         337,966           27,193          28,107
                                                      ---------       ---------           ------          ------
                                                      1,868,932       1,555,149           47,467          54,147
                                                      =========       =========           ======          ======

                                                             Debentures                          Total
                                                      -------------------------       ---------------------------
                                                             December 31                      December 31
                                                      -------------------------       ---------------------------
                                                        2006             2005            2006             2005
                                                      -------           -------       ---------         ---------
                                                                            NIS thousands
                                                      -----------------------------------------------------------

              Second year                                  --                --         423,228            23,061
              Third year                                   --                --         265,496           239,593
              Fourth year                             394,278                --       1,231,479           127,065
              Fifth year                                   --           390,854          23,122         1,224,168
              Sixth year                              594,204                --         617,326            20,190
              Subsequent years                             --                --         344,230           366,073
                                                      -------           -------       ---------         ---------
                                                      988,482           390,854       2,904,881         2,000,150
                                                      =======           =======       =========         =========

      2.    THE  COMPANY  LIABILITIES  - (NET OF CURRENT  MATURITIES)  THAT WILL
            MATURE IN THE FOLLOWING  YEARS  SUBSEQUENT TO BALANCE SHEET DATE ARE
            AS FOLLOWS:

                                                                                            Loans and capital
                                                           Loans from banks                notes from investees
                                                      -------------------------           ----------------------
                                                              December 31                      December 31
                                                      -------------------------           ----------------------
                                                         2006            2005              2006            2005
                                                      ---------       ---------           ------          ------
                                                                              NIS thousands
                                                      ----------------------------------------------------------

               Second year                              179,182              --               --              --
               Third year                               121,397         100,000               --              --
               Fourth year                                   --         109,270               --              --
               Fifth year                                    --         812,775               --              --
               Sixth year                                    --              --               --              --
               Subsequent years                              --              --            6,382           6,713
                                                      ---------       ---------           ------          ------
                                                        300,579       1,022,045            6,382           6,713
                                                      =========       =========           ======          ======

                                                             Debentures                          Total
                                                      -------------------------       ---------------------------
                                                             December 31                      December 31
                                                      -------------------------       ---------------------------
                                                        2006             2005            2006             2005
                                                      -------           -------       ---------         ---------
                                                                            NIS thousands
                                                      -----------------------------------------------------------

               Second year                                 --                --         179,182                --
               Third year                                  --                --         121,397           100,000
               Fourth year                            394,278                --         394,278           109,270
               Fifth year                                  --           390,854              --         1,203,629
               Sixth year                             594,204                --         594,204                --
               Subsequent years                            --                --           6,382             6,713
                                                      -------           -------       ---------         ---------
                                                      988,482           390,854       1,295,443         1,419,612
                                                      =======           =======       =========         =========

      3.    See Note 22 for details of security pledged to secure loans.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
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

      According to the  alternative  track,  some of the plants of  subsidiaries were granted a tax  exemption  for a two to four year period and are taxed at the reduced rate of 25% during the remaining benefits period.

      Fixed assets owned by investees who are approved  enterprises are entitled to an accelerated  amortization  deduction.

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
      purposes.

      See Note 2S and Note 16G regarding deferred taxes on such differences.

C.    LAW FOR THE ENCOURAGEMENT OF INDUSTRY (TAXATION), 1969

      Certain companies  qualify as "industrial  companies" under the above law.
      By virtue of this  status  and  certain  regulations  published  under the inflationary  adjustments  law, the companies  are entitled to claim,  and have claimed, accelerated rates of depreciation.

D.    TAX RATES APPLICABLE TO INCOME FROM OTHER SOURCES

      Income not eligible for "approved  enterprise" benefits, is subject to tax at the  statutory  tax rate of 31% (or if the investee is  registered  and
      operates  outside  of  Israel,   at  the  tax  rate  prescribed  for  that
      territory).

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 16 - TAXES ON INCOME (CONT'D)

E.    LOSSES  FOR  TAX  PURPOSES   CARRIED  FORWARD  TO  FUTURE  YEARS  AND  TAX
      ASSESSMENTS

      1.    The consolidated  balance of carryforward tax losses at December 31,
            2006 amounted to approximately NIS 2,250 million, of which NIS 1,734 million  relates to Koor.

            Carryforward  tax losses of the Israeli  companies are linked to the
            CPI,  according  to the  Adjustments  Law and there is no statute of limitations as to their utilization.

      2.    The Company has received  final  assessments up to and including the year ended 2002.

F.    AMENDMENT TO THE INCOME TAX ORDINANCE

      1.    On June 29, 2004,  the Knesset  passed the "Law for the Amendment of the  Income  Tax  Ordinance  (No.  147 and  Temporary  Order) - 2004
            (hereinafter - the Amendment)". The amendment provides for a gradual reduction  in the company tax rate from 36% to 30% in the  following manner:  in 2004 the tax rate will be 35%, in 2005 the tax rate will be 34%,  in 2006 the tax rate will be 32% and from 2007  onward  the tax rate will be 30%.

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

            The current  taxes and  deferred  tax  balances at December 31, 2005 were  calculated in accordance  with the new tax rates  specified in the  Amendment.  The effect of the change in the new tax rate on the
            Company's  equity as at December  31, 2005 was  approximately  NIS 8 million.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 16 - TAXES ON INCOME (CONT'D)

G.    DEFERRED TAXES:

      1.    Deferred  taxes are presented in the  consolidated  balance sheet as follows:

                                                                                                    December 31
                                                                                           ----------------------------
                                                                                             2006                2005
                                                                                           --------            --------
                                                                                                   NIS thousands
                                                                                           ----------------------------

              WITHIN CURRENT ASSETS:

              Provision for vacation pay and severance benefits                                 232                 161
              Inventory, net of customer advances                                                --                 (74)
              Timing differences in respect of recognition of income and expenses, net            8                  42
                                                                                           --------            --------
                                                                                                240                 129
                                                                                           ========            ========

              WITHIN LONG-TERM ASSETS:

              Depreciation                                                                       --             (16,085)
              Operating loss and capital loss carried forwards                              577,316             531,154
              Liability in respect of employee severance benefits                                --               1,837
              Timing differences in respect of recognition of income and expenses, net           --               2,274
                                                                                           --------            --------
                                                                                            577,316             519,180
              Balance not expected to be realized (1)                                      (577,316)           (504,662)
                                                                                           --------            --------
                                                                                                 --              14,518
                                                                                           ========            ========

              WITHIN LONG-TERM LIABILITIES:

              Depreciation                                                                  (26,691)                (78)
              Operating loss and capital loss carried forwards                               10,063                  --
              Liability in respect of employee severance benefits                             2,055                  --
              Timing differences in respect of recognition of income and expenses, net        3,562                  --
                                                                                           --------            --------
                                                                                            (11,011)                (78)
                                                                                           ========            ========

      (1)   The Company and certain  subsidiaries have deferred tax assets, that management of the  companies  believe are not likely to be realized, arising from  accumulated  tax loss  carryforwards  and other timing differences  and,  accordingly,  no deferred  taxes were recorded in respect thereof.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 16 - TAXES ON INCOME (CONT'D)

G.    DEFERRED TAXES (CONT'D)

      2.    Balances and movement of deferred taxes in the consolidated  balance sheet:

                                                                                                       Timing
                                                                                                    differences
                                                       Inventories     Provisions    Losses and    in respect of
                                                          net of          for        deductions     recognition
                                        Depreciable      customer       employee       carried     of income and
                                       fixed assets      advances        rights        forward        expenses      Total
                                       ------------    ------------    ----------    -----------   -------------  ---------
                                                                          NIS thousands

                                       ------------------------------------------------------------------------------------
              BALANCE AS AT DECEMBER
                 31, 2004                 (389,483)       75,928          51,099        189,883        (2,310)      (74,883)

              Translation
                 differences in
                 subsidiaries                  131            --              (6)           308            64           497
              Amounts charged to
                 statement of
                 operations                  4,579          (117)            305        (76,615)          248       (71,600)

              Other differences, net *     368,610       (75,885)        (49,400)       (87,084)        4,314       160,555
                                       ------------    ------------    ----------    -----------   -------------  ---------

              BALANCES AS AT
                 DECEMBER 31, 2005         (16,163)          (74)          1,998         26,492         2,316        14,569
              Translation
                 differences in
                 subsidiaries                   31             6             (15)           (84)         (195)         (257)
              Amounts charged to
                 statement of
                 operations                   (609)           68             304        (16,345)        1,449       (15,133)

              Other differences, net *      (9,950)           --              --             --            --        (9,950)
                                       ------------    ------------    ----------    -----------   -------------  ---------

              BALANCES AS AT
                 DECEMBER 31, 2006         (26,691)           --           2,287         10,063         3,570       (10,771)
                                       ============    ============    ==========    ===========   =============  =========

            *     Mainly subsidiaries that were sold/acquired, net.

            Deferred taxes were computed at tax rates of 22% - 35%.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 16 - TAXES ON INCOME (CONT'D)

H.    TAXES ON INCOME INCLUDED IN CONSOLIDATED STATEMENTS OF OPERATIONS

      1.    Composition of income tax on continuing operations:

                                                                                    Year ended December 31
                                                                          -------------------------------------------
                                                                            2006             2005               2004
                                                                          -------          -------            -------
                                                                                        NIS thousands
                                                                          -------------------------------------------

            Current taxes                                                   5,152            5,322            236,088
            Deferred taxes                                                 15,133           71,600             40,665
            In respect of previous years, net                             (10,916)*          3,057             (4,473)
                                                                          -------          -------            -------
                                                                            9,369           79,979            272,280
                                                                          =======          =======            =======

            *     Primarily  relating  to final tax  assessments  received  by a subsidiary.

      2.    Below is the  adjustment  between the  theoretical  tax amount which would have been applicable if income from  continuing  operations of
            Koor  Group  and the  consolidated  companies  were  taxable  at the statutory  tax rate  effective  in Israel at that time,  and the tax amount charged in the statement of income.

                                                                                    Year ended December 31
                                                                          -------------------------------------------
                                                                            2006             2005               2004
                                                                          -------          -------            -------
                                                                                        NIS thousands
                                                                          -------------------------------------------

            Earnings (loss) from continuing operations before taxes on
              income                                                      (98,891)         327,646            823,829
                                                                          =======          =======            =======
            Statutory tax rate                                                 31%              34%                35%
                                                                          =======          =======            =======
            Theoretical tax expense (income)                              (30,656)         111,400            288,340
            Decrease in taxes resulting from the following factors -
              the tax effect:
            Tax relating to Koor's equity in operating results of
              investee companies                                           11,330         (122,183)            12,271
            Tax benefits under various encouragement laws                  (5,643)          (6,344)           (49,676)
            Non-deductible expenses for tax purposes, net of tax-free
              income                                                           65              282             15,724
            Losses for which deferred taxes were not recorded              57,529          145,023            114,564
            Utilization of tax loss carry forwards and temporary
              differences from prior years for which deferred taxes
              were not created and which were utilized during the
              current year                                                (26,812)         (61,531)           (18,534)
            Deferred taxes in respect of prior years and which were
              written-off at the reporting year                            14,305            9,951             75,601
            Tax losses from prior years, for which deferred taxes were
              recorded this year                                               --               --            (77,483)
            Differences between the measurement basis according to the
              financial statement to measurement basis for tax purposes        --               --             11,460
            Taxes in respect of prior years                               (10,916)           3,057             (4,473)
            Effect of foreign subsidiaries *                                 (308)              --            (92,839)
            Others **                                                         475              324             (2,675)
                                                                          -------          -------            -------
            Total taxes on income                                           9,369           79,979            272,280
                                                                          =======          =======            =======

            *     Relates to  territories  of  operations in which the statutory tax rate is lower than that used in Israel.
            **    Including influence of changes in tax rate.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 17 - LIABILITIES FOR EMPLOYEE SEVERANCE BENEFITS, NET

A.    PENSION, SEVERANCE PAY AND RETIREMENT GRANTS

      Under current labor laws and existing labor  agreements,  the companies in the Group are required to make  severance  payments,  to employees who are dismissed or who retire,  computed on the basis of their latest salary.

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
      amounts.

B.    FUNDS FOR SEVERANCE PAY AND RETIREMENT GRANTS

      The funds for severance pay and retirement include accrued CPI adjustments and  interest,  and they are deposited in severance pay funds in banks and insurance  companies.  Withdrawals  of the funded  amount is  permitted on fulfillment of the provisions of the Severance Pay Law.

C.    EARLY RETIREMENT PENSION

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

D.    Subsequent  to the change in control of the Company  described in Note 26A and the ensuing managerial  changes,  the Company recorded a provision for retirement of employees in the second quarter of 2006 in the amount of NIS
      26 million.

E.    LIABILITIES  FOR  SEVERANCE  BENEFITS,  WHICH ARE PRESENTED IN THE BALANCE
      SHEET, AND THE AMOUNT FUNDED IN SEVERANCE PAY FUNDS, ARE AS FOLLOWS:

                                                               Consolidated                            Company
                                                        ---------------------------             -----------------------
                                                               December 31                           December 31
                                                        ---------------------------             -----------------------
                                                         2006                 2005               2006             2005
                                                        ------               ------             ------           ------
                                                                                   NIS thousands
                                                        ---------------------------------------------------------------

       Severance pay and retirement grants               8,876               10,354              4,045            6,030
       Amount accrued for early retirement               1,448                1,602              1,448            1,602
                                                        ------               ------             ------           ------
                                                        10,324               11,956              5,493            7,632
       Less - amount funded                              4,085               11,771              3,356           11,081
                                                         6,239                  185              2,137           (3,449)
       Classification of excess of amount funded
         over amount accrued (see Note 9)                   --                3,449                 --            3,449
                                                         6,239                3,634              2,137               --
                                                        ======               ======             ======           ======

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 18 - CONTINGENT LIABILITIES AND COMMITMENTS

A.    CONTINGENT LIABILITIES

      1.    THE COMPANY

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

                  In the opinion of the management which is based on the opinion of its  legal  counsel,  the  chances  of the claim and of the certification  of the  claim  as a class  action  are  remote.

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

                  On June  18,  2006,  the  Jerusalem  District  Court  issued a verdict  imposing a penalty of NIS 400,000 on Koor,  which was paid during 2006.

            c.    On  February  20,  2007 a suit  was  filed  with  the Tel Aviv
                  District  Court against the Company and several  directors and officers  of the Company  and of United  Steel Mills Ltd.  (in
                  liquidation)  ("Steel  Mills"),  a  former  subsidiary  of the
                  Company,  and various other parties.  A motion for recognition of the suit as a class  action  was  filed  together  with the suit.

                  Steel Mills issued  convertible bonds by means of a prospectus to the public in February 1993. The bonds were to be repaid in three  installments  on January 31, 1999,  2000 and 2001.  The first installment was repaid by Steel Mills, but the other two installments  have not been repaid.  In March 2000 Steel Mills began to be managed under a stay of  proceedings  order by the
                  Haifa District Court, which was later altered to a liquidation order. The convertible  bonds were unsecured and the assets of the company were insufficient,  thus the last two installments of the bonds were not repaid.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 18 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

A.    CONTINGENT LIABILITIES (CONT'D)

      1.    THE COMPANY (cont'd)

                  In the  Statement  of Claim,  the  plaintiff  alleges that the defendants are responsible for false  representations  made by
                  Koor  and  Steel  Mills in  quarterly  financial  reports  and relevant immediate  reports.  The plaintiff claims that on the basis of these  representations,  he purchased  bonds of Steel
                  Mills on December  28,  1999,  and that these  representations imply that Koor is committed to repay the bonds.

                  In the  event  that the  suit  will be  recognized  as a class action, the Plaintiff is asking for damages for the group that he is seeking to  represent  in the amount of NIS 25  million.

                  The Company's  directors' and officers'  insurance carrier has been informed of the matter.  Due to the preliminary  stage of the  proceedings,  the Company is unable to assess the chances of the  claim  and  the  request  for  recognition  as a class action,  therefore no provision has been made in the financial statements in respect of this matter.

      2.    INDEMNIFICATION IN CONNECTION WITH THE AGREEMENT FOR THE SALE OF 30%
            OF THE COMPANY'S HOLDINGS IN ELISRA IN 2002

            As part of the agreement  for the sale of 30% of Koor's  holdings in
            Elisra to Elta  Electronic  Industries  Ltd.  ("Elta") in 2002, Koor
            undertook  to  indemnify  Elta  in  connection  with  the  insurance indemnity  rights to which the Elisra Group is entitled  relating to the fire that occurred at Elisra's  subsidiaries' plants. Koor shall indemnify  Elta  for  30% of a  certain  amount  should  there  be a discrepancy between actual insurance proceeds received by Elisra and the receivable  recorded in Elisra's  financial  statements for 2001 and provided such discrepancy exceeds a certain amount. Elta's right to demand  payment of the  indemnity in this matter  carries no time limit.

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

      4.    M-A INDUSTRIES AND ITS INVESTEES

            (1)   The operations of M-A Industries and of its investee companies are exposed to risks related to  environmental  contamination, since they produce,  store and sell chemicals.  M-A Industries invests substantial sums in order to comply with environmental laws and regulations,  and M-A Industries' management believes that the M-A Industries Group companies are in compliance with those laws. In accordance with the estimate of M-A Industries'
                  insurance advisors,  M-A Industries'  insurance policies cover any sudden,  unexpected environmental  contamination caused in
                  Israel and the rest of the world, subject to the conditions of
                  the  relevant   policies.   As  at  balance  sheet  date,  M-A
                  Industries   did  not  have  any  coverage   against   ongoing
                  environmental  contamination.  Such  insurance is difficult to obtain, and in cases when it can be obtained,  M-A Industries'
                  Management  believes  that the terms of the policy,  including the amount of the insurance coverage, do not presently justify obtaining such a policy.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 18 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

A.    CONTINGENT LIABILITIES (CONT'D)

      4.    M-A INDUSTRIES AND ITS INVESTEES (cont'd)

            (2)   In  May  2004,  a  subsidiary  of  M-A  Industries  and  other factories in the Ramat Hovav area received a notification from the  Ministry of  Environmental  Protection  of an addition of terms to the business  license  (hereinafter - "the Additional
                  Terms"),  dealing with the  treatment  and  discharge of waste produced as a result of their activities.

                  Pursuant to the notification,  the factories were requested to discontinue  flowing  their waste into the  central  treatment system - the evaporation pools and waste treatment  facilities of the Ramat Hovav Council,  and to treat the factory's  waste in an  independent  manner  by  means  of  construction  of an appropriate waste treatment facility and separate  evaporation pools for each factory.

                  In October 2004,  the subsidiary of M-A  Industries,  together with the Israeli Union of Industrialists  and other companies, filed an  administrative  petition  against  the  Ministry  of
                  Environmental   Protection  wherein  the  District  Court  was
                  requested to declare that the additional terms to the business license are null and void.

                  In March 2005,  the Court  approved  the  Parties'  consent to settle  the  dispute  through  "out of court"  mediation.  The mediation  was  concluded  and the Parties  reached  agreement regarding the terms of the new business license.

                  On December 28, 2006,  the  agreement was given the force of a court judgment.

                  The highlights of the agreement are as follows:

                  (1)   Commencing  from January 1, 2008,  flowing of waste into
                        the central treatment system operated by the Ramat Hovav
                        Council  will no longer be  permitted  and each  factory
                        will be required to treat its own waste based on certain
                        parameters  determined  (commencing  from  2007  interim
                        parameters  were  determined for the waste treatment and
                        commencing   from  2010  an   improvement   of  30%  was
                        determined as the fixed parameter).

                        In 2006,  the  subsidiary  of M-A  Industries  completed
                        construction of the biological waste treatment  facility
                        as required by the agreement.

                  (2)   The  waste  of the  factories  will  be  removed  to the
                        evaporation  pools and basins of the Ramat Hovav Council
                        by January 1, 2010.  After this date,  each factory will
                        remove its waste to evaporation pools built and operated
                        by it,  by means of an  independent  flow and  discharge
                        system that will also be built and operated by it.

                  (3)   At the end of the  usage  period of the  pools,  the mud
                        will be left for final burial in those  pools,  if it is
                        found by the Ministry of  Environmental  Protection,  in
                        accordance  with risks'  study to be  conducted in 2007,
                        that the burial will not cause any environmental  damage
                        whatsoever.  At the end of the  operation  period of the
                        evaporation  pools  (estimated  by the  Company to be in
                        2025),  the Ministry of  Environmental  Protection  will
                        re-examine  the  possibility of damage being caused as a
                        result of the  burial in the  pools  with no  additional
                        significant treatment.

                  (4)   Regarding  the  air  quality  it  was  agreed  that  the
                        generally accepted  principles in the European standards
                        shall  constitute the basis for  negotiations to be held
                        for  purposes  of  setting  the  permissible  emissions'
                        parameters  that will  also  comply  with  environmental
                        parameters beyond the factory's borders. For purposes of
                        implementing  these demands,  construction  of a thermal
                        oxidizing  facility was begun (at an  estimated  cost of
                        $10 million).

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 18 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

A.    CONTINGENT LIABILITIES (CONT'D)

      4.    M-A INDUSTRIES AND ITS INVESTEES (cont'd)

            (3)   In  1995,  an  action  amounting  to  approximately  US$  56.6 million,  as of the date of balance sheet (including  interest and  linkage  differentials),  was  filed  in  Brazil  against
                  Millenia,  a  subsidiary  of M-A  Industries,  by a group that acquired  the rights of two banks  that went into  bankruptcy.
                  Millenia was sued as a guarantor for the debts of agricultural cooperatives,  which were its former shareholders. On March 9,
                  2007  a  settlement  was  reached  between  Millenia  and  the plaintiffs, for the dismissal of all of the plaintiffs' claims in  consideration  for payment of  approximately  $12 million.
                  This amount was provided in full in the  financial  statements for 2006.

            (4)   Administrative  proceedings  and  fiscal  claims  are  pending against Millenia in Brazil, all of which deal with demands for payment  of  various  taxes,  totaling  some  US$  73  million
                  (including  interest and linkage differences as at the balance sheet  date).  On the  basis  of  the  opinion  of  its  legal advisors, Millenia estimates that its chances of prevailing in all the  proceedings  and fiscal claims pending against it are good.

            (5)   In 2002,  an action was filed  against  Millenia  by a private
                  environmental   protection    organization,    claiming   that
                  Millenia's  plant in Londrina  pollutes  the  environment  and causes  damage to its vicinity and  neighbors.  The  plaintiff demands that Milenia  prepare an  environmental  impact study, examinations  for  Millenia's  employees  and  neighbors,  and cessation of the production  activity at the plant.  The lower
                  court  instructed  that  an  environmental   impact  study  be
                  conducted,  but  the  court  of  appeals  granted  a  stay  of implementation of the decision pending a decision by the court of  appeals  (expected  within  two  years).  The  plaintiff's
                  request  for  examination  of  the  Company's   employees  and
                  neighbors  was  denied.  The  proceeding  is at a  preliminary stage.  Millenia's  legal advisors  estimate that Millenia has good defenses against the claim and, therefore,  no provisions were included in the books in respect of this action.

            (6)   In 2004, six identical actions were filed against a subsidiary of M-A  Industries  in the United States and against six other agrochemical  companies  in the State of  Illinios,  USA, by a local water supplier (hereinafter - "the Plaintiff"). In these actions,  the  Plaintiff  seeks  to  represent  all the  water suppliers in the State of Illinois.  The water supplier claims that the product  "atrazine",  which is sold by the  defendant companies, pollutes its water source, and that water having an atrazine  content is a health  hazard.  The Plaintiff does not indicate  the  concentration  of atrazine in the water or that the  quantity  of  atrazine  in its water  exceeds  the amount permitted  by the  Federal  Water  Standard,  but claims  that atrazine is a health hazard even at  concentrations  below the
                  Federal Standard.

                  One of the  principal  contentions  in the  claim  is that the subsidiary of M-A Industries (as well as the other defendants)
                  is aware of the danger of  atrazine  to human  beings,  and is concealing  this  information  from  the  authorities  and the public.  The subsidiary  contends that it received its license for  atrazine  pursuant to U.S.  law by means of  referring to studies  submitted by the original  license  holder without it having been permitted to review such studies. In addition, the
                  subsidiary   contends   that  it  did  not   conduct  its  own
                  independent  studies and it is not aware of studies indicating that  atrazine at the  concentration  permitted by the Federal
                  Water Standard is hazardous to human health.

                  In light of that stated above the subsidiary of M-A Industries estimates,  based on the opinion of its legal  advisors,  that the chances that it will be found  responsible  for concealing information are remote.

                  Additional  causes  of action  claimed  by the  Plaintiff  are
                  encroachment,   nuisance,  negligence  and  violation  of  the
                  environmental protection and water pollution laws.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 18 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

A.    CONTINGENT LIABILITIES (CONT'D)

      4.    M-A INDUSTRIES AND ITS INVESTEES (cont'd)

                  Among the remedies the Plaintiff is requesting are: obligating the  defendants  to prepare and  implement a plan for cleaning the  Plaintiff's  water,  compensation  of the  Plaintiff  for decline in value of its properties as a result of the presence of atrazine in the water and damage to its  reputation.  As is customary  for claims of this type in the United  States,  the claim does not state the amount of the  damages  sought or the compensation requested.

                  The  claim is in the very  preliminary  stages,  the  stage of certification  of the  claim  as a  class  action  has not yet started nor has the document discovery stage gotten underway.

                  The  cumulative  share of the  subsidiary of M-A Industries in sales of  atrazine in Illinois is low in relation to the other defendants.

                  Taking into account the fact that the Plaintiff does not state that the  concentration  of atrazine in the water exceeds that permitted by the Federal Water Standard, and the fact that the chances  are remote  that M-A  Industries  subsidiary  will be found  responsible  for concealing  information  (as described above), M-A Industries the subsidiary estimates,  based on the opinion of its legal advisors, that the chances that the claim will be rejected are higher than the chances it will prevail.

                  No provision has been included in the financial  statements in respect of this claim.

            (7)   In 2005,  arbitration  proceedings  were started in the United
                  States  between a  multi-national  company and a subsidiary of
                  M-A  Industries for  determining  the amount the subsidiary is required to pay to the  multi-national  company for use of its studies in order for the  subsidiary  to obtain a license  for
                  the   Pendimetlin   product.   The  arbitration  is  mandatory
                  arbitration  under the Federal law,  which governs the area of licensing for crop protection products.  In December 2006, the arbitrators handed down a draft arbitration  decision pursuant
                  to  which  the   subsidiary   was  held   liable  to  pay  the
                  multi-national  company an amount  ranging  between $9 million and $10 million for use of the studies.  In February 2007, the draft arbitration decision became a final arbitration decision and the subsidiary  was held liable to pay the  multi-national company  the  amount  of  $9.3  million.  M-A  Industries  has recorded a full provision for this amount.

            (8)   On the matter of undertakings in  securitization  transactions and financial  covenants in respect of those transaction,  see
                  Note 3B6.

      5.    ECI TELECOM LTD. ("ECI")

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
            Damages claimed by the plaintiff were not quantified.  In July 2006, the  United  States  District  Court for the  District  of  Maryland
            granted ECI's and ECtel's  motions to dismiss the  securities  class action  lawsuit.  In August 2006,  the plaintiff  filed a motion for reconsideration,  alleging new evidence  against ECtel.  On March 6,
            2007 the Court denied the  plaintiff's  motion.  The  plaintiff  has appealed the dismissal. No liability has been recorded in respect of this matter.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 18 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

A.    CONTINGENT LIABILITIES (CONT'D)

      6.    A number of claims,  in the total amount of NIS 39.4 millions,  have been filed  against the Company  and  certain  investees  concerning various matters arising in the normal course of business,  including litigation  with  tax,  customs  and VAT  authorities,  which are in various legal  proceedings.  In the estimation of the managements of these companies,  based on the opinions of their legal counsel,  the provisions for these claims included in their financial  statements, are adequate in light of the circumstances.

      7.    On fulfillment of conditions  relating to an investment  grant - see
            Note 16A.

      8.    On the indemnity granted to Claridge as advisor - see Note 26B(5).

      9.    The  liability  of  directors  and  officers  in the  Company and in investee  companies  is insured by Clal  Insurance  Company  Ltd., a member of the IDB Group,  which is an interested party, in directors and officers (D&O) insurance,  subject to the terms of the insurance policy.

            Additionally, in accordance with a resolution by the general meeting of the Company's shareholders, the Company resolved to indemnify its directors  and officers  against  various  events that the insurance does not  cover,  and in  monetary  amounts  exceeding  the  insured amounts, all as provided in the said resolution.

      10.   With respect to liens and guarantees - see Note 22.

B.    COMMITMENTS

      1.    Certain  companies  in  the  Group  have  research  and  development contracts with the Government of Israel. Under these contracts,  the companies are required to pay royalties to the  Government of Israel if they generated  income from such research (at rates of 2% - 5% of sales  proceeds  from  products  resulting  from  the  research  and development), in amounts not exceeding 100% - 150% of the amounts of the grants,  linked to the  dollar,  received  by the  companies  as participation in the research and development projects.

            Royalty  expenses  paid to the  Government  of Israel in  respect of these research and development contracts, were as follows:

            In the year ended December 31, 2005 - NIS 2,919 thousand.

            In the year ended  December 31, 2004 - NIS 29,758  thousand  (mainly
            M-A Industries).

      2.    At December 31, 2006 and 2005, the Company and subsidiaries were not committed for the purchase of fixed assets.

      3.    Certain  companies in the Group lease and rent industrial and office
            premises  under  long-term   contracts.   The  lease  contracts  are
            non-cancelable  and in  most  cases  include  renewal  options.  The expenses  of these  companies  were NIS 14 million in 2006,  (NIS 11 million in 2005, NIS 43 million in 2004).

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 18 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT'D)

B.    COMMITMENTS (CONT'D)

      Future minimum  payments  under the  non-cancelable  operating  leases and rental  fees for the  years  subsequent  to  balance  sheet  date,  are as follows:

                                                               December 31, 2006
                                                               -----------------
                                                                (NIS thousands)
                                                               -----------------

            First year                                              18,910
            Second year                                             16,510
            Third year                                              13,704
            Fourth year                                             13,121
            Fifth year and thereafter                               47,775
                                                               -----------------
                                                                   110,020
                                                               =================

      4.    Koor   Corporate   Venture   Capital's   commitment  for  additional
            investments  in venture  capital  funds as at  December  31, 2006 is approximately  $1.2  million.  Subsequent to the balance sheet date,
            approximately   $0.8  million  were  invested  in  respect  of  this
            commitment.

      5.    The Company's  commitment for  additional  investments in Indivision
            India  Partners,  a private  equity  fund  investing  in  businesses catering to  consumers  in India,  as at December  31, 2006 is $13.5 million.

      6.    Pursuant  to  the  transaction  for  the  sale  of   Sheraton-Moriah
            described in Note 3E(2),  the Company is obliged to  facilitate  the repayment  of a loan in the  amount  of NIS 17  million  granted  by
            Sheraton-Moriah to another  subsidiary of the Company,  in which the
            Company holds 55%, no later than March 27, 2008.

      7.    In connection with the valuation of M-A Industries described in Note
            3B(5),  the Company  undertook to  indemnify  the  valuation  expert against any expense or financial damage he may sustain, with respect to any claim filed against him by any third party, in respect of the said valuation.

NOTE 19 - CONVERTIBLE SECURITIES OF INVESTEE COMPANIES

OPTION WARRANTS TO EMPLOYEES

Certain  investees  issued options to their employees.  Employee  entitlement to such options is usually accrued over a number of years from their date of issue, subject  to  continued  employment.  The  exercise  term of the  options  varies according to the terms of the different plans.

CONVERTIBLE DEBENTURES AND OPTIONS

Certain investees issued  convertible  debentures on the Tel-Aviv Stock Exchange or in a private placement to institutional investors. See Note 2E(9).

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 20 - SHARE CAPITAL AND STOCK OPTIONS

A. SHARE CAPITAL IS COMPOSED AS FOLLOWS:

                                                                      December 31, 2006                     December 31, 2005
                                                                ------------------------------        -----------------------------
                                                                                   Issued and                           Issued and
                                                                Authorized         Outstanding        Authorized        outstanding
                                                                ----------         -----------        ----------        -----------

       Number of shares:

       Ordinary shares, par value of NIS 0.001 (1) (3) (4)
                                                                83,932,787          16,582,869        83,932,757         16,162,467
                                                                ==========         ===========        ==========        ===========
       Deferred shares, par value of NIS 0.001 (2)
                                                                15,792,243          15,156,533        15,792,243         15,156,533
                                                                ==========         ===========        ==========        ===========
       Amount in nominal NIS:
       Ordinary shares, par value of NIS 0.001                      83,933              16,583            83,933             16,162
                                                                ==========         ===========        ==========        ===========
       Deferred shares, par value of NIS 0.001                      15,792              15,157            15,792             15,157
                                                                ==========         ===========        ==========        ===========

      (1)   These shares are listed on the Tel Aviv Stock  Exchange  (TASE).  On
            December 31, 2006, the share price on the TASE was NIS 220.

            The ADS (American  Depository Shares) of the Company,  each of which represents 0.2 ordinary  shares,  par value of NIS 0.001  ("Ordinary
            Shares"),  are traded on the New York Stock Exchange (NYSE). The ADS price on the NYSE on December 29, 2006 was $10.39.

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

      (3)   On the balance sheet date, a subsidiary  held 15,799 Ordinary Shares of Koor.

      (4)   During 2006 options in the employee stock option plans (See C below)
            were exercised for 420,402 ordinary shares.

      (5)   On the balance sheet date, a subsidiary  holds  14,491,494  deferred shares of Koor.

B.    BUY-BACK OF COMPANY SHARES

      In 2000, the Company purchased 538,592 ordinary shares (approximately 3.4%
      of the  ordinary  share  capital),  at a cost  of  approximately  NIS  219 million.  This amount was deducted  from the  shareholders'  equity of the
      Company.

      On December 31, 2001, the Company purchased 154,637 of its ordinary shares from a  subsidiary.  On May 27,  2003,  a foreign  institutional  investor
      (hereinafter  - "the  Buyer")  purchased  500,000  of  the  aforementioned
      Company shares. The Purchaser declared that the sale was concluded without his  requesting  or  receiving  any  information  from  the  Company,  and undertook  not to trade the  shares  to be  purchased  within a  specified period.  The sale was concluded on that day in an off-market  transaction, at the market  price,  for total  consideration  of  approximately  NIS 43
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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 20 - SHARE CAPITAL AND STOCK OPTIONS (CONT'D)

C.    STOCK OPTIONS TO SENIOR EMPLOYEES

      1.    1998 AND 2000 PLANS

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

            3.    All of the options  allotted  under these plans were exercised by the balance sheet date.

      2.    2003 PLAN

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

            2)    The  options  allotted to the trustee  will be  exercised  for shares in a quantity  reflecting  the amount of the  financial benefit  inherent  in the  options,  according  to the Benefit
                  Component  Method.  Under the terms of the  Plan,  each  stock option is theoretically  exercisable for one share, subject to adjustments.  However, in practice,  offerees who exercise the options  will not be  allotted  the full  quantity  of  shares underlying  each  option,  but only shares  which  reflect the amount of the  financial  benefit  inherent  in their  option, computed on the date of  exercise.  Accordingly,  the exercise price of each stock option is intended only for computation of the benefit component ("benefit component method").

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 20 - SHARE CAPITAL AND STOCK OPTIONS (CONT'D)

C.    STOCK OPTIONS TO SENIOR EMPLOYEES (CONT'D)

      2.    2003 PLAN (cont'd)

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

            9)    The balance of options outstanding as at December 31, 2006:

                  Balance of stock option not exercised             Exercise price              Exercise date
                  -------------------------------------             --------------              -------------
                                                                         NIS
                                                                    --------------

                                  72,278                                 96.00                     12/2010
                                  40,000                                200.00                     12/2010
                                  10,000                                209.69                     12/2010
                                  10,000                                225.00                     12/2010
                  -------------------------------------
                                 132,278
                  =====================================

      3.    Changes in the options in respect of all stock  option  plans during
            2006:

                                                            1998 Plan       2000 Plan        2003 Plan         Total
            -------------------------------------           ---------       ---------        ---------       ---------

            Balance as at  beginning of year                   670             1,734          852,648          855,052
             Granted                                            --                --               --               --
             Exercised                                        (670)           (1,734)        (720,370)        (722,774)*
                                                            ---------       ---------        ---------       ---------
            Balance as at end of the year                       --                --          132,278          132,278
                                                            =========       =========        =========       =========

            *     Due to the  benefit  component  method,  a  total  of  420,402 ordinary shares of the Company were issued.

      4.    During 2005 the  Company  granted a total of 60,000  employee  stock options in respect of which the Company  applies the  provisions  of
            Standard 24 pertaining to recognition of compensation expenses based on fair value on the grant date. The total  compensation  expense in respect of these stock options  amounted to NIS 2,773  thousand,  of which NIS 2,625 thousand have been recorded as compensation expenses through  December 31, 2006,  and the remaining NIS 148 thousand will be recorded as compensation expenses in 2007.

            The  weighted-average  of the  balance of the  contract  life of the outstanding options as at December 31, 2006, is 4 years.

            The fair value of the  options  granted,  as stated,  was  estimated through use of the Black and Scholes Model for pricing options.  The parameters used in application of the Model are as follows:

            Risk-free  interest  rate - 2.6%  to  2.7%  based  on the  yield  to maturity of CPI linked government bonds;

            Volatility  - 33% to 35%  based on the  historical  fluctuations  in prices of the Company's shares;  Expected life of the options - 2.75 to 4 years.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 20 - SHARE CAPITAL AND STOCK OPTIONS (CONT'D)

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

NOTE 21 - FINANCIAL INSTRUMENTS AND LINKAGE TERMS OF MONETARY BALANCES

A.    DERIVATIVE FINANCIAL INSTRUMENTS

      The Company has entered into forward transactions,  in order to reduce the overall  exposure of its  CPI-linked  debt.  As at  December  31, 2006 the
      Company  had open  CPI-NIS  forward  contracts  in the  amount  of NIS 1.2 billion,  which are intended to hedge exposure with respect to debt linked to the CPI, as described below:

      Average expiration date     Amount receivable      Amount payable           Fair value             Book value
      -----------------------     -----------------      --------------           ----------             ----------
                                                                      NIS thousands

      October 5, 2007                1,191,127              1,208,531              (19,983)               (17,404)

B.    FAIR VALUE OF FINANCIAL INSTRUMENTS:

      The carrying amounts of cash and cash equivalents, short-term investments, trade  receivables,  other  accounts  receivable,  credits  from banks and others,  trade  payables and other  accounts  payable and other  financial instruments is approximate or similar to at their fair value. With respect to the market value of certain affiliated and other companies whose shares are traded on the stock exchange, see Notes 8A(2) and 9.

      The fair  value of the  long-term  loans and  debentures,  and the  market interest rates for  computation of the fair values as at December 31, 2006 are as follows:

                                                                                    Consolidated              Company
                                                                               ----------------------  ----------------------
                                                                  Market
                                                               interest rate   Fair value  Book value  Fair value  Book value
                                                               -------------   ----------  ----------  ----------  ----------
                                                                     %                          NIS millions

      LONG - TERM FINANCIAL LIABILITIES:
      Long-term bank loans, including current maturities       mainly 4.9          1,843        1,886       301         301
      Other long-term loans, including current maturities      mainly 6               38           48        --          --
      Debentures                                               4.85                1,001          988     1,001         988

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 21 - FINANCIAL INSTRUMENTS AND LINKAGE TERMS OF MONETARY BALANCES (CONT'D)

C.    CREDIT RISK OF TRADE RECEIVABLES:

                                                                                              NIS millions
                                                                                              ------------

      Condensed  data of credit risk of trade  receivables  as at December  31, 2006:
          Receivables insured by credit risk companies                                             8,405
          Receivables - Government authorities                                                       517
          Other receivables                                                                       79,568
                                                                                              ------------
      Total (including non-current receivables)                                                   88,490
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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 21 - FINANCIAL INSTRUMENTS AND LINKAGE TERMS OF MONETARY BALANCES (CONT'D)

D.    LINKAGE TERMS OF MONETARY BALANCES:

      (1)   CONSOLIDATED

                                                                                     December 31, 2006                                       December 31, 2005
                                                                  ------------------------------------------------------   -----------------------------------------------------
                                                                                                                            In foreign
                                                                    In foreign                                             currency or
                                                                    currency or     Linked to                                 linked       Linked to
                                                                  linked thereto     the CPI       Unlinked      Total       thereto        the CPI       Unlinked      Total
                                                                  --------------    ---------      --------    ---------   -----------     ---------      --------    ----------
                                                                                         NIS thousands                                           NIS thousands
                                                                  ------------------------------------------------------   -----------------------------------------------------

            ASSETS
            Cash and cash equivalents                                 83,182              --        194,015      277,197      24,685              --       284,981       309,666
            Short-term deposits and investments                       23,832         177,765        180,932      382,529      91,549         186,931       106,890       385,370
            Trade receivables                                         42,537             924         38,580       82,041      37,350           1,285        39,922        78,557
            Other accounts receivable                                 56,425           1,075         18,515       76,015      32,467             275        35,603        68,345
            Other investments and receivables                         89,685          33,126             --      122,811      94,371          28,594           100       123,065
                                                                  --------------   ---------       --------    ---------   -----------     ---------      --------     ---------
                                                                     295,661         212,890        432,042      940,593     280,422         217,085       467,496       965,003
                                                                  ==============   =========       ========    =========   ===========     =========      ========     =========
            LIABILITIES
            Credits from banks and others (not including
            current maturities of long-term liabilities)              35,996              --             --       35,996      27,618              --        24,244        51,862
            Trade payables                                            31,999              --         35,846       67,845      28,704              --        42,386        71,090
            Other accounts payable                                    26,582          19,295        140,481      186,358      49,435           7,672       116,965       174,072
            Long-term loans and debentures (including current
              maturities)                                            259,947       2,446,905        216,000    2,922,852     215,645       1,788,770       216,000     2,220,415
                                                                  --------------   ---------       --------    ---------   -----------     ---------      --------     ---------
                                                                     354,524       2,466,200        392,327    3,213,051     321,402       1,796,442       399,595     2,517,439
                                                                  ==============   =========       ========    =========   ===========     =========      ========     =========

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 21 - FINANCIAL INSTRUMENTS AND LINKAGE TERMS OF MONETARY BALANCES (CONT'D)

D.    LINKAGE TERMS OF MONETARY BALANCES (CONT'D):

      (2)   COMPANY

                                                                                     December 31, 2006                                       December 31, 2005
                                                                  ------------------------------------------------------   -----------------------------------------------------
                                                                                                                            In foreign
                                                                    In foreign                                             currency or
                                                                    currency or     Linked to                                 linked       Linked to
                                                                  linked thereto     the CPI       Unlinked      Total       thereto        the CPI       Unlinked      Total
                                                                  --------------    ---------      --------    ---------   -----------     ---------      --------    ----------
                                                                                         NIS thousands                                           NIS thousands
                                                                  ------------------------------------------------------   -----------------------------------------------------

            ASSETS
            Cash and cash equivalents                                 72,847               --       165,360      238,207         740              --       266,222       266,962
            Short-term deposits and  investments                       5,269          172,746       167,385      345,400      69,665         179,358        82,172       331,195
            Other receivables                                            115               --         3,509        3,624       2,865              --        12,573        15,438
            Short term loans to investee companies                        --           39,307            --       39,307          --          37,212            --        37,212
            Other investments and receivables                          9,213               --            --        9,213      10,444              --            --        10,444
            Investments and other long-term receivables:
            Investee companies (including current maturities of
               loans)                                                 13,952            9,447        15,300       38,699         640          52,854     1,189,604     1,243,098
                                                                  --------------    ---------      --------    ---------   -----------     ---------     ---------    ----------
                                                                     101,396          221,500       351,554      674,450      84,354         269,424     1,550,571     1,904,349
                                                                  ==============    =========      ========    =========   ===========     =========     =========    ==========
            LIABILITIES
            Credits from banks and others (not including
               current maturities of long-term liabilities)               --               --            --           --          --             --          7,290         7,290
            Trade payables                                                --               --         1,346        1,346          10             --          1,213         1,223
            Other accounts payable                                     4,359           18,163        73,366       95,888       7,159           5,955        34,893        48,007
            Long-term liabilities (including current maturities
               of loans)                                               8,509        1,280,552         6,382    1,295,443       9,270       1,601,054         6,713     1,617,037
                                                                  --------------    ---------      --------    ---------   -----------     ---------     ---------    ----------
                                                                      12,868        1,298,715        81,094    1,392,677      16,439       1,607,009        50,109     1,673,557
                                                                  ==============    =========      ========    =========   ===========     =========     =========    ==========

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 21 - FINANCIAL INSTRUMENTS AND LINKAGE TERMS OF MONETARY BALANCES (CONT'D)

E.    INTEREST RATE RISK:

      The   Company's   interest  rate  risk  results   mainly  from   long-term
      liabilities.

      The following  table  presents the book values of the Company's  financial instruments  that are exposed to fair value risk and/or cash flow risk due to interest  rates,  according to the earlier of the payment  dates or the date of renegotiation of the terms:

      CONSOLIDATED:

                                                                    December 31, 2006
                           --------------------------------------------------------------------------------------------------------
                                      Average
                                     effective                   Up to                                                      Over
                            Note      interest      Total        1 year     2 years    3 years    4 years      5 years     5 years
                           ------    ---------     -------      --------   ---------  ---------  ---------    ---------   ---------
                                         %                                           NIS thousands
                                                   --------------------------------------------------------------------------------

FIXED INTEREST:
Long-term deposits,
  loans, receivables
  and debentures
  held-to-maturity           9
Dollar-linked                            6.71        33,988          --        4,391    12,713      16,884          --          --
CPI-linked                               5.40         6,937         924          924       925          --       4,164          --
Loans from banks             15
Dollar-linked                            7.65         8,509          --           --     8,509          --          --          --
CPI-linked                               4.87     1,408,018       5,159      286,083   219,789     820,791       6,902      69,294
Unlinked                                 7.34         9,500          --        9,500        --          --          --          --
Loans from others            15
CPI-linked                                 --        33,193       1,000        1,000     1,000       1,000       1,000      28,193
Unlinked                                   --        15,274          --        3,955    11,169         150          --          --
Debentures issued            15          5.06       988,482          --           --        --     394,278          --     594,204

VARIABLE INTEREST:
Cash and cash
equivalents

Dollar-linked                            5.01         8,238       8,238           --        --          --          --          --
Unlinked                                 4.45       268,959     268,959           --        --          --          --          --
Marketable securities,
debentures and treasury
notes                        4                      354,923     354,923           --        --          --          --
Long-term deposits           9           5.10           101          --           --        --          --         101          --
Credit from banks            12
Dollar-linked                            6.86        29,575      29,575           --        --          --          --          --
 Foreign currency -
unlinked                                 6.00         6,421       6,421           --        --          --          --          --
Loans from banks             15
Dollar-linked                            7.38       203,532       7,777      111,378    13,719       3,949       3,912      62,797
Unlinked                                 6.36       216,000          --        7,269     7,269       7,269       7,269     186,924
Other                                    3.46        40,340       4,034        4,034     4,034       4,034       4,034      20,170

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 21 - FINANCIAL INSTRUMENTS AND LINKAGE TERMS OF MONETARY BALANCES (CONT'D)

E. INTEREST RATE RISK (CONT'D)

       COMPANY:

                                                                    December 31, 2006
                           --------------------------------------------------------------------------------------------------------
                                      Average
                                     effective                   Up to                                                      Over
                            Note      interest      Total        1 year     2 years    3 years    4 years      5 years     5 years
                           ------    ---------     -------      --------   ---------  ---------  ---------    ---------   ---------
                                         %                                           NIS thousands
                                                   --------------------------------------------------------------------------------

FIXED INTEREST:
Short-term loans to
  investee companies                    5.82         39,307      39,307          --          --         --         --           --
Debentures
  held-to-maturity           9          8.25          9,213          --          --       9,213         --         --           --
Loans from banks             15
Dollar-linked                           7.65          8,509          --          --       8,509         --         --           --
CPI-linked                              4.95        292,070          --     179,182     112,888         --         --           --
Debentures issued            15         5.06        988,482          --          --          --    394,278         --      594,204

VARIABLE INTEREST:
Cash and cash
  equivalents                           4.50        238,207     238,207          --          --         --         --           --
Marketable securities
  - debentures and
  treasury notes             4                      345,400     345,400          --          --         --         --           --

F.    SENSITIVITY ANALYSIS

      As part of management of the interest and currency risks,  the Company and its  subsidiaries  strive to reduce the impact of  interest  and  currency fluctuations on their results of operations.

      As at December 31, 2006,  the Company  estimates that an increase of 1% in the interest  rate will give rise to a pre-tax  increase in the fair value of its assets and  liabilities  in the amount of NIS 96.3  million for the year ended December 31, 2006.

      In  addition,  as at December  31,  2006,  the Company  estimates  that an increase  of one  percent in the  exchange  rate of the US dollar will not have a material impact on the fair value of its assets and liabilities for the year ended December 31, 2006.

NOTE 22 - LIENS AND GUARANTEES

A.    In order to secure some liabilities,  certain  subsidiaries have mortgaged their real estate and have placed fixed  charges on plant,  equipment  and bank  deposits,  as well as floating  charges on all of their  assets.  In addition, pledged a portion of their shares in investee companies.

      For additional  information  regarding  assets  pledged  relating to fixed asset investment grants, see Note 10A(2).

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 22 - LIENS AND GUARANTEES (CONT'D)

B.    The balances of secured liabilities are as follows:

                                                                                                    Consolidated
                                                                                             --------------------------
                                                                                                     December 31
                                                                                             --------------------------
                                                                                              2006                2005
                                                                                             -------            -------
                                                                                                    NIS thousands
                                                                                             --------------------------

       Credit from banks                                                                       6,422             16,433
       Loans from banks and others and debentures (including current maturities), see
         Note 15, and also C below                                                           550,311            539,034
                                                                                             -------            -------
                                                                                             556,733            555,467
                                                                                             =======            =======

C.    Guarantees to banks and others for loans and for assuring credit lines and other guarantees given by the Company in favor of:

                                                               Consolidated                            Company
                                                        -------------------------           ---------------------------
                                                               December 31                           December 31
                                                        -------------------------           ---------------------------
                                                         2006               2005               2006              2005
                                                        -------           -------           ---------           -------
                                                                                 NIS thousands
                                                        ---------------------------------------------------------------

       Subsidiaries (1)                                 135,729 *         153,130           1,252,834           260,794
       Others                                             5,200            12,893                  40                40
                                                        -------           -------           ---------           -------
                                                        140,929           166,023           1,252,874           260,834
                                                        =======           =======           =========           =======

      (1)   Includes NIS 133 million (NIS 132 million in 2005) that Koor granted to Bezeq in connection with Bezeq's agreement to transfer  ownership of the  public  switching  activities  to a third  party.  (See Note
            18A(1)(a))

      *     Excluding  guarantees in the amount of NIS 1,117 million  granted to banks in  respect  of loans of  subsidiaries  consolidated  in these financial  statements,  of which  NIS  1,028  million  relates  to a wholly-owned subisidiary.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 23 - DATA CONCERNING ITEMS IN STATEMENTS OF OPERATIONS

A.    REVENUES FROM SALES AND SERVICES, NET - CONSOLIDATED:

                                                                                     Year ended December 31
                                                                          --------------------------------------------
                                                                           2006               2005              2004
                                                                          -------            -------           -------
                                                                                          NIS thousands
                                                                          --------------------------------------------
      LOCAL:
      Industrial operations                                                 6,710           24,580             266,785
      Trading operations                                                  322,869          281,198             498,802

      ABROAD:
      Industrial operations - export and international operations         253,674          427,853           6,446,300
      Trading operations                                                       --               --             603,895
                                                                          -------          -------           ---------
      Total                                                               583,253          733,631           7,815,782
                                                                          =======          =======           =========

B.    COST OF SALES AND SERVICES - CONSOLIDATED:

                                                                                      Year ended December 31
                                                                           ---------------------------------------------
                                                                            2006               2005              2004
                                                                           -------            -------          ---------
                                                                                          NIS thousands
                                                                           ---------------------------------------------

       INDUSTRIAL OPERATIONS:
       Materials                                                           123,958            240,726 *        3,333,428 *
       Labor                                                                29,481             65,334 *          458,294 *
       Subcontracted work                                                       --              7,146             41,640
       Depreciation and amortization                                         2,611             11,908            146,204
       Research and development expenses, net (*)                           30,944             52,294 *          159,769 *
       Other                                                                14,702             17,281 *          539,128 *
                                                                           -------            -------          ---------
                                                                           201,696            394,689          4,678,463
       Less - expenses charged to fixed assets                                  --                 --             (3,949)
                                                                           -------            -------          ---------
                                                                           201,696            394,689          4,674,514
       (Decrease) increase in inventory of goods and work in process        (3,335)            (2,660)           (16,506)
                                                                           -------            -------          ---------
                                                                           198,361            392,029          4,658,008
       Increase in inventory of finished goods                              11,736            (13,335)          (175,467)
                                                                           -------            -------          ---------
                                                                           210,097            378,694          4,482,541
                                                                           -------            -------          ---------
       TRADING OPERATIONS:
       Merchandise                                                          31,355             26,362            438,594
       Labor                                                                73,849             63,311             55,394
       Depreciation                                                         27,995             25,365             26,155
       Others                                                               94,423             88,426            108,672
                                                                           -------            -------          ---------
                                                                           227,622            203,464            628,815
                                                                           -------            -------          ---------
                                                                           437,719            582,158          5,111,356
                                                                           =======            =======          =========
       (*) Net of grants and participations that were received
             and royalties that were paid                                       --                924              8,219
                                                                           =======            =======          =========

      *     Reclassified.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 23 - DATA CONCERNING ITEMS IN STATEMENTS OF OPERATIONS (CONT'D)

C.    SELLING AND MARKETING EXPENSES - CONSOLIDATED:

                                                                                      Year ended December 31
                                                                           --------------------------------------------
                                                                            2006               2005              2004
                                                                           ------             ------          ---------
                                                                                          NIS thousands
                                                                           --------------------------------------------

       Salaries                                                            29,990             34,218            282,044
       Commissions                                                          5,839             16,462            149,584
       Advertising expenses                                                 9,666              9,707             36,135
       Depreciation and amortization                                          216                596            112,093
       Other                                                               17,835             23,167            482,511
                                                                           ------             ------          ---------
                                                                           63,546             84,150          1,062,367
                                                                           ======             ======          =========

D.    GENERAL AND ADMINISTRATIVE EXPENSES:

                                                    Consolidated                                   Company
                                        --------------------------------------        ------------------------------------
                                               Year ended December 31                      Year ended December 31
                                        --------------------------------------        ------------------------------------
                                         2006           2005           2004          2006           2005           2004
                                        -------        -------         -------        ------         ------         ------
                                                                          NIS thousands
                                        ----------------------------------------------------------------------------------

       Salaries (1)                      74,068         57,916 *       177,750        44,116         28,576 *       22,399
       Bad and doubtful debts             4,428          3,733          54,766            --             --             --
       Depreciation and

         amortization                     3,314          3,895          21,578         1,145          1,283          1,262
       Other                             52,791         75,096         184,729        20,512         28,825         22,987
                                        -------        -------         -------        ------         ------         ------
                                        134,601        140,640 *       438,823        65,773         58,684 *       46,648
                                        =======        =======         =======        ======         ======         ======

      *     Restated - See Note 2R(4).

      (1)   Subsequent  to the  transfer  of shares and the  ensuing  managerial changes  described in Note 26A, the Company recorded a provision for retirement of employees in the second  quarter of 2006 in the amount of NIS 26 million.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 23 - DATA CONCERNING ITEMS IN STATEMENTS OF OPERATIONS (CONT'D)

E.    FINANCING EXPENSES, NET:

                                                    Consolidated                                   Company
                                        --------------------------------------        ------------------------------------
                                               Year ended December 31                      Year ended December 31
                                        --------------------------------------        ------------------------------------
                                         2006           2005           2004          2006           2005           2004
                                        -------        -------         -------        ------         ------         ------
                                                                          NIS thousands
                                        ----------------------------------------------------------------------------------

       In respect of convertible
         debentures                         --              --         18,942             --             --            --
       In respect of debentures         30,279          26,512             --         30,279         26,512            --
       In respect of long-term
         loans                          50,082         155,387        199,326         27,129        122,391       111,396
       In respect of short-term
         loans and credit                6,690          36,783         77,267          2,483         23,800        10,756
       In respect of derivative
         financial instruments          21,291          11,551          1,967         21,291         10,558         4,491
       Amortization of capital

         raising expenses                   --              --          4,334             --             --            --
       Gains from marketable

         securities, net               (20,632)        (27,549)       (22,393)       (18,275)       (25,540)      (18,568)
       Expenses (income) from

         deposits and others, net       26,225         (20,663)        (7,488)       (11,525)       (12,885)        2,731
                                       -------         -------        -------         ------        -------       -------
                                       113,935         182,021        271,955         51,382        144,836       110,806
                                       =======         =======        =======         ======        =======       =======

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 23 - DATA CONCERNING ITEMS IN STATEMENTS OF OPERATIONS (CONT'D)

F.    OTHER INCOME (EXPENSES), NET

                                                                                      Year ended December 31
                                                                           --------------------------------------------
                                                                            2006               2005              2004
                                                                           ------             ------          ---------
                                                                                          NIS thousands
                                                                           --------------------------------------------

       1.      CONSOLIDATED:
              Sale of investments and activities in investees
                (including changes in rates of holding)                      80,136           308,025           223,095
              Income (expenses) relating to the termination of
                activities and sale and write-down of assets, net             1,504           (68,392)          (73,523)
              Supplemental severance pay and pensions                            --           (38,531)          (45,356)
              Management services - affiliated companies                      6,751            13,820               455
              Securitization costs (see Note 3B(4))                              --                --           (27,783)
              Compensation for damages                                        4,510                --                --
              Amortization of intangible assets                                  --              (507)         (131,934)
              Dividend                                                        6,509            10,389             4,701
              Miscellaneous, net                                              4,796            (1,182)          (22,047)
                                                                            -------           -------           -------
                                                                            104,206           223,622           (72,392)
                                                                            =======           =======           =======
       2.      COMPANY:
              Profit from sale of investments in investee companies          48,745           424,261           212,024
              Write-down in value of long-term assets                            --                --                --
              Rental income, net*                                             7,515             7,202             8,135
              Loss from sale of fixed assets                                   (453)               (7)               --
              Dividend                                                        6,921            10,389             4,701
              Miscellaneous, net                                               (814)           (3,712)           10,099
                                                                            -------           -------           -------
                                                                             61,914           438,133           234,959
                                                                            =======           =======           =======
              *  Depreciation included in the item                              760               760               760
                                                                            =======           =======           =======

G.    KOOR'S EQUITY IN THE OPERATING RESULTS OF INVESTEE COMPANIES, NET

      1.    CONSOLIDATED:

                                                                                      Year ended December 31
                                                                           --------------------------------------------
                                                                            2006               2005              2004
                                                                           ------             ------          ---------
                                                                                          NIS thousands
                                                                           --------------------------------------------

              Affiliated companies, net                                     3,459             426,319 *        (10,779)
              Amortization of excess cost                                 (40,008)            (66,957)         (24,281)
                                                                          -------             -------          -------
                                                                          (36,549)            359,362          (35,060)
                                                                          =======             =======          =======

*     Restated - see Note 2R(4).

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 23 - DATA CONCERNING ITEMS IN STATEMENTS OF OPERATIONS (CONT'D)

G.    KOOR'S EQUITY IN THE OPERATING RESULTS OF INVESTEE COMPANIES, NET (CONT'D)

      2.    COMPANY:

                                                                                      Year ended December 31
                                                                           --------------------------------------------
                                                                            2006               2005              2004
                                                                           ------             ------          ---------
                                                                                          NIS thousands
                                                                           --------------------------------------------

              Equity of Koor in operating results                           35,417          190,942              57,192
              Amortization of excess cost                                  (28,323)         (60,499)            (30,992)
                                                                           -------          -------             -------
              Total (1)                                                      7,094          130,443              26,200
                                                                           =======          =======             =======

            (1)   COMPOSITION:

                                                                                      Year ended December 31
                                                                           --------------------------------------------
                                                                            2006               2005              2004
                                                                           ------             ------          ---------
                                                                                          NIS thousands
                                                                           --------------------------------------------

                    Subsidiaries                                            (19,411)       (152,995) *          122,172
                    Proportionately consolidated companies                    1,082         (75,199)            (61,114)
                    Affiliates                                               25,423         358,637 *           (34,858)
                                                                            -------         -------             -------
                                                                              7,094         130,443 *            26,200
                                                                            =======         =======             =======

                  * Reclassified

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 24 - DISCONTINUED OPERATIONS

1.    ELISRA ELECTRONIC SYSTEMS LTD. ("ELISRA")

      On  November  30,  2005 the  closing of the  transactions  for the sale of
      Elisra to Elbit took place, in accordance with the agreements from July 6,
      2005.  See  Note  3D.

      Following are the results of operations of the discontinued  operation, as included in the financial statements for the year ended December 31:

                                                                                2005                        2004
                                                                             ---------                   ---------
                                                                                          NIS thousands
                                                                             -------------------------------------

       REVENUES AND EARNINGS
       Revenue from sales and services                                         969,235                   1,109,524
       Other income, net                                                       142,734                          --
                                                                             ---------                   ---------
                                                                             1,111,969                   1,109,524
       COSTS AND LOSSES
       Cost of sales and services                                              894,249                     940,111
       Selling and marketing expenses                                           91,817                      85,454
       General and administrative expenses                                      50,996                      55,795
       Finance expenses, net                                                     3,271                        (675)
       Finance expenses, net                                                        --                      12,265
                                                                             ---------                   ---------
                                                                             1,040,333                   1,092,950
                                                                             ---------                   ---------

       EARNINGS BEFORE INCOME TAX                                               71,636                      16,574
       Income tax                                                              (15,874)                     (9,485)
                                                                             ---------                   ---------
                                                                                55,762                       7,089
       Minority interest in subsidiaries' results, net                          44,116                      (1,821)
                                                                             ---------                   ---------

       NET EARNINGS FOR THE YEAR                                                99,878                       5,268
                                                                             =========                   =========

2.    KOOR TRADE LTD.

      During  August 2005, a valuation was conducted in respect of an affiliated company of Koor Trade Ltd.,  in order to examine the  necessity of writing down the value of the  affiliated  company in the financial  statements of
      Koor Trade Ltd. as prescribed  by the Israel  Accounting  Standards  Board
      Accounting  Standard No. 15. The valuation was performed by an independent external  expert and as a result,  Koor  Trade  Ltd.  included a loss from write down of value of approximately  NIS 44 million in 2005. In 2005, the
      Board of  Directors  of the  Group  granted  the  Group's  management  the authority  to sell the  Group's  entire  holding in Koor  Trade  Ltd.  The
      Company recorded a provision in the amount of approximately NIS 20 million for  impairment  in  value  of its  investment  in Koor  Trade,  based  on indicators  relating  to the fair  value of the  investment,  including  a valuation by an external valuation expert.

      On April 25, 2006,  the Company  signed an  agreement  for the sale of its entire holdings in Koor Trade,  including shareholder loans, to a group of managers,  including  one of the  Company's  senior  executives,  for $8.3 million.  The transaction was completed in the second quarter of 2006, and the entire cash proceeds of $8.3 million were received.

      In the event that the buyers sell their holding in Koor Trade or a certain affiliated  company  of Koor  Trade  during  a  period  stipulated  in the agreement,  at a price that  exceeds the sale price (or the price fixed in the agreement of the value of the aforesaid affiliated company),  the sale price will be increased by an increment amount.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 24 - DISCONTINUED OPERATIONS (CONT'D)

2.    KOOR TRADE LTD. (CONT'D)

      Following the resolution of the Company's  Board of Directors from 2005 to sell Koor Trade, Koor Trade has been presented as a discontinued operation commencing  from the  Company's  financial  statements  for the year ended
      December  31,  2005.

      The sale of Koor Trade did not have a significant  impact on the Company's financial  results.  Following are the assets and liabilities  relating to the discontinued operation as at December 31:

                                                                                                            2005*
                                                                                                        -------------
                                                                                                        NIS thousands
                                                                                                        -------------

       ASSETS RELATED TO DISCONTINUED OPERATION

         Cash and cash equivalents                                                                          30,379
         Short-term deposits and investments                                                                 4,713
         Trade receivables                                                                                  59,769
         Other accounts receivable                                                                          13,732
         Inventories                                                                                        19,567
         Investments in affiliates                                                                          18,530
         Other long-term investments and receivables                                                        37,575
         Fixed assets, net                                                                                   6,989
         Intangible assets, deferred tax assets and deferred expenses, net                                   7,562
                                                                                                        -------------
                                                                                                           198,816
                                                                                                        =============

       LIABILITIES RELATED TO DISCONTINUED OPERATION

         Credit from banks and others                                                                        9,629
         Other long-term liabilities                                                                       120,096
         Other loans, net of current maturities                                                             27,999
         Liability for employee severance benefits, net                                                      1,645
         Minority interest                                                                                     679
                                                                                                        -------------
                                                                                                           160,048
                                                                                                        =============
       * Reclassified.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 24 - DISCONTINUED OPERATIONS (CONT'D)

2.    KOOR TRADE LTD. (CONT'D)

      Following are the results of operations of the discontinued  operation, as included in the financial statements, for the year ended December 31:

                                                                              2006             2005             2004
                                                                             ------           -------          -------
                                                                                           NIS thousands
                                                                             -----------------------------------------

       REVENUES AND EARNINGS
       Revenue from sales and services                                       41,203           157,171          111,536
       Group's equity in the operating results of affiliates, net                --           (33,674)           7,373
       Other income                                                           4,599                --            5,898
                                                                             ------           -------          -------
                                                                             45,802           123,497          124,807
                                                                             ------           -------          -------
       COSTS AND LOSSES
       Cost of sales and services                                            27,309           110,160           69,953
       Selling and marketing expenses                                         7,431            28,827           20,686
       General and administrative expenses                                    4,495            11,524            9,864
       Other expenses                                                         2,840            18,068               --
       Finance expenses, net                                                   (318)            1,409              (47)
                                                                             ------           -------          -------
                                                                             41,757           169,988          100,456
                                                                             ------           -------          -------

       EARNINGS BEFORE INCOME TAX                                             4,045           (46,491)          24,351
       Income tax                                                            (1,459)           (2,855)          (5,285)
                                                                             ------           -------          -------
                                                                              2,586           (49,346)          19,066
       Minority interest in subsidiaries' results, net                         (253)             (151)            (146)
                                                                             ------           -------          -------

       NET EARNINGS (LOSS) FOR THE YEAR                                       2,333           (49,497)          18,920
                                                                             ======           =======          =======

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 24 - DISCONTINUED OPERATIONS (CONT'D)

3.    ISRAM WHOLESALE TOURS AND TRAVEL LTD.

      On  December  28,  2006 the  Company  sold  its  entire  holding  in Isram
      Wholesale Tours and Travel Ltd. ("Isram") for total consideration of $1.26 million.  The  Company  recorded  a capital  gain of  approximately  NIS 8 million  in  respect  of the sale.

      Pursuant  to  the  sale,  Isram  has  been  presented  as  a  discontinued
      operation.

      Following  are the assets and  liabilities  relating  to the  discontinued
      operation as at December 31:

                                                                                               2005
                                                                                          -------------
                                                                                          NIS thousands
                                                                                          -------------

       ASSETS RELATED TO DISCONTINUED OPERATION:
       Cash and cash equivalents                                                               9,132
       Trade receivables                                                                      14,987
       Other accounts receivable                                                               8,470
       Other long-term investments and receivables                                             1,216
       Fixed assets, net                                                                       1,556
       Intangible assets, deferred tax assets and deferred expenses, net                       3,645
                                                                                          -------------
                                                                                              39,006
                                                                                          =============

       LIABILITIES RELATED TO DISCONTINUED OPERATION:
       Trade and other payables                                                               20,516
       Customer advances                                                                      16,377
       Other loans, net of current maturities                                                  5,301
       Liability for employee severance benefits, net                                            226
       Minority interest                                                                      (1,178)
       Deferred tax liabilities                                                                   --
                                                                                          -------------
                                                                                              41,242
                                                                                          =============

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 24 - DISCONTINUED OPERATIONS (CONT'D)

3.     ISRAM WHOLESALE TOURS AND TRAVEL LTD. (CONT'D)

       Following are the results of operations of the discontinued operation, as included in the financial statements, for the year ended December 31:

                                                                            2006              2005              2004
                                                                           -------           -------            -------
                                                                                          NIS thousands
                                                                           --------------------------------------------

       REVENUES AND EARNINGS
       Revenue from sales and services                                     253,473           254,751            191,831
       Other income                                                          8,001                --                 --
                                                                           -------           -------            -------
                                                                           261,474           254,751            191,831
                                                                           -------           -------            -------
       COSTS AND LOSSES
       Cost of sales and services                                          219,573           219,499            166,259
       Selling and marketing expenses                                        5,143             4,996              3,697
       General and administrative expenses                                  23,413            24,713             21,522
       Other expenses                                                           --               417                 --
       Finance expenses, net                                                  (262)              936                129
                                                                           -------           -------            -------
                                                                           247,867           250,561            191,607
                                                                           -------           -------            -------
       EARNINGS BEFORE INCOME TAX                                           13,607             4,190                224
       Income tax                                                           (5,240)             (722)               (50)
                                                                           -------           -------            -------
                                                                             8,367             3,468                174
       Minority interest in subsidiaries' results, net                        (226)           (1,040)               (61)
                                                                           -------           -------            -------
       NET EARNINGS FOR THE YEAR                                             8,141             2,428                113
                                                                           =======           =======            =======

NOTE 25 - BUSINESS SEGMENTS

A. THE KOOR GROUP OPERATES IN THE FOLLOWING BUSINESS SEGMENTS:

       The  Group's   agrochemical   activities  are  carried  out  through  M-A
       Industries considered one of the world's foremost manufacturer of generic crop  protection  solutions.  M-A  Industries  produces  a full  range of products,  including insecticides,  fungicides and herbicides, as well as plant  growth  regulators.  In  addition,  M-A  Industries  is engaged in specialty aroma  chemicals and other different kinds of chemicals.  As of
       2005, M-A Industries is included in the financial statements according to the equity method.

       Most of the  Group's  telecommunication  activities  are focused in three companies  - ECI Telecom  Ltd.,  an  affiliated  company,  that  provides
       solutions  for  broadband  access  networks  and   transmission   optical
       networks,  ECtel Ltd., an  affiliated  company as of the third quarter of
       2006 that provides  solutions for revenue management and fraud prevention at telecom  providers,  and Telrad  Networks  Ltd.,  which  develops  and markets telecom products and provides  end-user  solutions and appears as an  affiliated  company as of the end of the second  quarter of 2005.  In
       addition,   the   telecommunications   segment   includes   a  number  of
       subsidiaries that develop and market equipment in the fields of microwave and cellular communications.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 25 - BUSINESS SEGMENTS (CONT'D)

A.    THE KOOR GROUP OPERATES IN THE FOLLOWING BUSINESS SEGMENTS (CONT'D)

      Activities in venture capital investments are carried out through the Koor
      Corporate  Venture  Capital   partnership,   which  invests  in  high-tech
      companies and venture  capital funds with high growth  potential.  Most of the investments are in the fields of communication and life sciences.

      The Group's tourism activities are conducted primarily by Sheraton Moriah, which  holds  the  Sheraton  Hotel  chain  in  Israel,  and  Knafayim  (an affiliated company until the third quarter of 2004) which holds 40% of the
      EL-AL  airline  company and  provides  aviation  and holiday  services and leases  aircrafts to other  companies.  See also Note 3E(2)  regarding the expected sale of Sheraton-Moriah.

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

C.    DATA REGARDING BUSINESS SEGMENTS OF THE KOOR GROUP - CONSOLIDATED:

                                                                              Year ended December 31
                                                              ---------------------------------------------------------
                                                                2006                    2005                    2004
                                                              --------                --------                ---------
                                                                                    NIS thousands
                                                              ---------------------------------------------------------

       REVENUES FROM SALES AND SERVICES
       Telecommunications *                                    260,384                 452,433                  671,531
       Agro-chemicals                                               --                      --                6,895,238
       Tourism                                                 312,801                 271,443                  238,449
       Others                                                   10,068                   9,755                   10,564
       Total                                                   583,253                 733,631                7,815,782
                                                              ========                ========                =========
       * Including sales to major customer                     141,866                 180,130                  586,114
                                                              ========                ========                =========

       EARNINGS (LOSSES) BEFORE INCOME TAX
       Telecommunications                                     (121,613)                (33,517)*               (110,617)
       Defense electronics                                          --                  56,180                  (20,000)
       Agro-chemicals                                           65,925                 557,824*               1,263,541
       Venture capital investments                              39,585                 (41,472)                 (43,327)
       Tourism                                                  27,581                  22,520                   36,298
       Others                                                   11,816                  (5,006)                  (3,414)
                                                              --------                --------                ---------
       Earnings before joint general and financing
         expenses and income tax                                23,294                 556,529                1,122,481

       Joint general income (expenses), net                     (8,250)                (46,862) *               (26,697)
       Financing expenses, net                                (113,935)               (182,021)                (271,955)
                                                              --------                --------                ---------
       Earnings (losses) before income tax                     (98,891)                327,646                  823,829
                                                              ========                ========                =========

       * Restated - see Note 2R(4).

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 25 - BUSINESS SEGMENTS (CONT'D)

C.    DATA REGARDING BUSINESS SEGMENTS OF THE KOOR GROUP - CONSOLIDATED (CONT'D)

      THE KOOR GROUP'S EQUITY IN THE RESULTS OF INVESTEE COMPANIES, NET:

                                                                               Year ended December 31
                                                              ---------------------------------------------------------
                                                                2006                    2005                    2004
                                                              --------                --------                ---------
                                                                                    NIS thousands
                                                              ---------------------------------------------------------

       Telecommunications                                     (106,781)                 27,050 *                (15,919)
       Defense electronics                                          --                 (23,288)                 (20,000)
       Agro-chemicals                                           65,925                 359,200 *                    --
       Venture capital investments                              (4,739)                   (755)                    (329)
       Tourism                                                   1,006                  (1,769)                    (907)
       Others                                                    8,040                  (1,076)                   2,095
                                                              --------                --------                ---------
                                                               (36,549)                359,362                  (35,060)
                                                              ========                ========                =========

       * Restated - see Note 2R(4).

                                                                                Year ended December 31
                                                                        ----------------------------------------
                                                                          2006                            2005
                                                                        ---------                      ---------
                                                                                     NIS thousands
                                                                        ----------------------------------------

       IDENTIFIABLE ASSETS

       Telecommunications                                                 124,830                        175,618
       Venture capital investments                                        169,831                        121,444
       Tourism                                                            812,319                        766,675
       Others                                                              10,758                        110,508
                                                                        ---------                      ---------
       Total                                                            1,117,738                      1,174,245

       Joint assets                                                     1,061,873                      1,212,176
       Affiliated companies (1)                                         3,324,220                      2,664,020 *
       Assets relating to discontinued operations                              --                        237,822
                                                                        ---------                      ---------
                                                                        5,503,831                      5,288,263
                                                                        =========                      =========

       (1) Investments in affiliated companies are as follows:

           Telecommunications                                             801,975                        903,333*
           Venture capital investments                                     37,547                         44,964
           Agro-chemicals                                               2,348,103                      1,689,128*
           Tourism and others                                             136,595                         26,595
                                                                        ---------                      ---------
                                                                        3,324,220                      2,664,020
                                                                        =========                      =========

           * Restated - see Note 2R(4).

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 25 - BUSINESS SEGMENTS (CONT'D)

C.    DATA REGARDING BUSINESS SEGMENTS OF THE KOOR GROUP - CONSOLIDATED (CONT'D)

                                                                                Year ended December 31
                                                                        ----------------------------------------
                                                                          2006                            2005
                                                                        ---------                      ---------
                                                                                     NIS thousands
                                                                        ----------------------------------------

       IDENTIFIABLE LIABILITIES
       Telecommunications                                                  58,400                        91,124
       Venture capital investments                                          1,056                            --
       Tourism                                                             60,542                        74,417
       Others                                                               9,174                        10,363
                                                                        ---------                     ---------
       Total segments                                                     129,172                       175,904
       Joint liabilities                                                  102,846                        54,908
       Financing commitments                                            2,958,848                     2,272,277
       Others                                                              49,254                        47,543
       Liabilities relating to discontinued operations                         --                       201,290
                                                                        ---------                     ---------
                                                                        3,240,120                     2,751,922
                                                                        =========                     =========

                                                                              Year ended December 31
                                                               -----------------------------------------------------
                                                                2006                    2005                  2004
                                                               ------                  ------                -------
                                                                                   NIS thousands
                                                               -----------------------------------------------------

       CAPITAL INVESTMENTS
       Telecommunications                                       3,365                   7,529                 21,825
       Agro-chemicals                                              --                      --                816,287
       Tourism                                                 85,049                  18,410                 12,614
       Others                                                      --                     239                    148
                                                               ------                  ------                -------
       Total segments                                          88,414                  26,178                850,874
       Corporate assets                                           200                     177                    423
                                                               ------                  ------                -------
                                                               88,614                  26,355                851,297
                                                               ======                  ======                =======
       DEPRECIATION AND AMORTIZATION
       Telecommunications                                       3,723                  13,243                 32,281
       Agro-chemicals                                              --                      --                364,995
       Tourism                                                 29,879                  26,978                 27,489
       Others                                                      --                      --                     17
                                                               ------                  ------                -------
       Total segments                                          33,602                  40,221                424,782
       Corporate assets                                         1,035                   1,954                  1,183
                                                               ------                  ------                -------
                                                               34,637                  42,175                425,965
                                                               ======                  ======                =======

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 25 - BUSINESS SEGMENTS (CONT'D)

D.    REVENUES FROM SALES AND SERVICES BY GEOGRAPHIC  DESTINATIONS  ACCORDING TO
      CUSTOMER LOCATION

                                                                              Year ended December 31
                                                             ------------------------------------------------------
                                                               2006                    2005                  2004
                                                             -------                  -------             ---------
                                                                                  NIS thousands
                                                             ------------------------------------------------------

       North America                                         200,634                  333,202             1,302,993
       Europe                                                 10,306                   51,473             3,018,700
       South America                                          23,670                   10,558             1,945,241
       Asia and Australia                                      5,481                   17,486               566,408
       Africa                                                 13,583                   15,134               216,853
       Israel                                                329,579                  305,778               765,587
                                                             -------                  -------             ---------
                                                             583,253                  733,631             7,815,782
                                                             =======                  =======             =========

NOTE 26 - RELATED PARTIES AND INTERESTED PARTIES

A.     CHANGE IN CONTROLLING SHAREHOLDERS OF THE COMPANY

       On May 1, 2006,  Discount  Investments  Corp.  Ltd., a subsidiary  of IDB
       Development  Corporation  Ltd.,  signed an  agreement to acquire from the
       Claridge  Group  ("Claridge"),  as well as from  Anfield  Ltd. (a company registered in Israel and owned by Jonathan B. Kolber, Koor's former Chief
       Executive Officer ("CEO") and current Chairman of the Board of Directors)
       and another company  related to the family of Jonathan B. Kolber,  all of
       Koor's  shares  held by those  entities  totaling  5,753,207  shares,  or approximately 34.9% of Koor's outstanding shares, for $445.8 million. All approvals,  to which the  transaction  was  subject,  including  Israel's anti-trust  commissioner,  have  been  granted.  On  July 3,  2006,  this transaction closed and 5,081,033 of Koor's shares, or approximately 30.9%
       of Koor's outstanding  shares,  were transferred to Discount  Investments
       Corp.  for  approximately  $394  million,  and a put option,  exercisable during  December  2006,  was  granted to Anfield  Ltd.  in respect of the remaining  672,174 shares.  Subsequent to the transfer of shares,  all of
       Koor's  directors  resigned from the Board of Directors and new directors were  nominated.  Furthermore,  Koor's  CEO  resigned  and a new  CEO was appointed.  Discount Investments is held 74.2% by IDB Development,  which also  directly  holds  10% of  Koor's  outstanding  ordinary  shares.

       On September 28, 2006  Discount  Investments  completed a special  tender
       offer,   whereby  it  purchased  an   additional   890,000   shares,   or
       approximately 5.4% of Koor's outstanding shares, from the public.

       On December  27-28,  2006  Discount  Investments  purchased an additional
       1,004,453 shares,  or approximately  6.1% of Koor's  outstanding  shares, from Jonathan B. Kolber and former  directors and  employees,  as well as certain present employees.

       As of December  31,  2006 the  Company's  ultimate  parent  company,  IDB
       Development Corp. Ltd., holds 52% of the Company's  shares,  directly and indirectly  through Discount  Investments.  IDB Development Corp. Ltd. is
       Israel's major investment holding company, with a diversified  investment portfolio  spanning a large  number of  entities  throughout  the Israeli economy ("IDB Group").  Subsequent to the change in control, companies in the IDB Group are related parties of the Company.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 26 - RELATED PARTIES AND INTERESTED PARTIES (CONT'D)

B.     DESCRIPTION OF TRANSACTIONS WITH RELATED PARTIES AND INTERESTED PARTIES

       1. INCONSEQUENTIAL TRANSACTIONS THAT ARE NOT UNUSUAL

              (1)    To the best of the Company's knowledge, the Company and its subsidiaries have conducted  inconsequential  transactions, that are not unusual,  with  interested  parties,  and have committed to conduct such  transactions,  of the  following types and with the following characteristics:  transactions between  the  Company  or its  subsidiaries  and  banks and financial  institutions that are interested  parties as set forth  in (2)  below;  insurance  policies  issued  by Clal
                     Insurance  Company Ltd.  ("Clal  Insurance")  or subsidiary
                     thereof;   transactions  for  the  purchase  of  goods  and
                     services  (such  as   communications   and  food  products)
                     conducted by interested  parties within the ordinary course of  business  with  companies  in the IDB  Group  that  are engaged in the sale of said goods and services; purchase of shopping vouchers;  transactions for the purchase of travel
                     services  from  companies  that  are  interested   parties;
                     financial advisory  transactions;  financial  management by
                     Clal  Finances  Mutual  and  Provident  Fund Ltd.  of funds deposited  by employers  and  employees in mutual funds and provident funds.

              (2)    Banks may be considered to be interested parties as well as related  parties of the  Company and  companies  within the
                     Koor Group. Epsilon Investment House Ltd. ("Epsilon")' Clal
                     Finances Betucha Investment Management Ltd. ("Clal Finances
                     Betucha")  and Clal  Insurance  Business  Holdings  Ltd are
                     considered  interested parties of companies within the Koor
                     Group and related  parties of the Company and of  companies within the Koor Group. The Company and companies within the
                     Koor Group,  as well as interested  parties in the Company, receive financial  services from the  abovementioned  banks and financial  institutions,  and companies  owned by them.
                     Furthermore,  the Company and  companies in the Koor Group, occasionally hold investment trust units managed by related parties,  and manage securities accounts with Clal Finances
                     Batucha.

       2. ARRANGEMENTS BETWEEN THE COMPANY AND ITS CONTROLLING SHAREHOLDERS

              On  September  1,  2006 the  Company  relocated  its  premises  to premises that accommodate other companies within the IDB Group, in the  Triangular  Tower  at the  Azrieli  Center  in  Tel-Aviv.  In
              accordance  with the agreement for the  allocation of the costs of the office premises according to which all the IDB Group companies that are located in the Azrieli Center  operate,  IDB  Development
              Ltd. (the Company's  controlling  shareholder  in accordance  with
              Section 268 of the  Companies  Ordinance  - 1999),  leases all the office premises at the Azrieli Center as the primary lessee of the
              IDB Group in respect of the entire group,  engages the  management and  administration  services of the Azrieli  property  management company in respect of the entire group,  and bears all the general expenses in respect of other  services to all of the  companies in the group ("the leasing and  management  services").  According to this arrangement,  each of the companies in the IDB Group that are located  in the  Azrieli  Center  participate  in IDB  Development
              Ltd.'s expenses in respect of the leasing and management services, in accordance with each company's  relative part, as determined by the  number  of its  employees  relative  to the  total  number of employees  of the  companies  in the IDB Group that are located in the Azrieli Center.  The participation in the expenses is based on the  expenses  borne  by IDB  Development  Ltd.  without  a profit markup.

              The Company's  participation  in this  arrangement was approved by the Audit  Committee of the Company's  Board of Directors,  by the
              Company's  Board of  Directors  and by the  extraordinary  general shareholders' meeting of the Company.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 26 - RELATED PARTIES AND INTERESTED PARTIES (CONT'D)

B.    DESCRIPTION OF TRANSACTIONS WITH RELATED PARTIES AND INTERESTED PARTIES

      3.    DIRECTORS' AND OFFICERS' INSURANCE AND INDEMNIFICATION AND EXEMPTION
            OF  LIABILITY  FOR OFFICERS  (CONT'D)

            (1)   In 2006 the  liability  of  officers  of the  Company  and its
                  subsidiaries   was  insured  by  Clal  Insurance,   a  company
                  controlled  by the  Company's  controlling  shareholders.  The total  insurance  premium  paid in 2006 by the Company and its subsidiaries  covered by the policy amounted to  approximately
                  $700   thousand.   The   transaction   was   approved   by  an
                  extraordinary general meeting of the Company's shareholders as required by law.

            (2)   The Company  resolved in the past to  indemnify  its  officers
                  (including  previous officers) and its  representatives on the boards of directors of its investee  companies,  under certain circumstances,  in  respect  of any  amount  that  they may be charged  within the  framework of any legal  proceeding  filed against them in connection  with their actions or omissions in fulfilling  their duties as officers.  The Company issued such letters of indemnification to certain of its officers (as well as previous directors).

                  Subsequent  to the Companies  Ordinance  (Amendment 3) - 2005,
                  the Company  updated its articles of association in accordance with this  amendment.  On December  28,  2006,  following  the approval  of  the  Company's  Audit  Committee  and  Board  of
                  Directors,   the  Company's  general   shareholders'   meeting
                  approved the issuance of new letters of indemnification to the directors and officers of the Company  (including  controlling shareholders serving as directors or officers of the Company).
                  Subsequent to the approval,  the Company issued new letters of indemnification  whereby the Company  committed  to  indemnify them in respect of any  liability  or expense set forth in the
                  letter  of  indemnification   (including  financial  liability
                  towards a third  party in  accordance  with a court  ruling as well  as  legal  expenses,  as  set  forth  in the  letter  of indemnification)  that they may be  charged  with or that they may incur due to their actions in  fulfilling  their duties as officers of the Company and/or due to their fulfilling, at the
                  Company's  request,  the roles of officers in another company, related to events set forth in the  appendix  to the letter of indemnification.

                  According  to the  letters  of  indemnification,  the  maximum amount of the  indemnification  that the  Company  may pay (in addition to amounts that may be received from  insurers  under the insurance  purchased by the Company) in respect of all the officers  of the  Company for a  particular  event,  shall not exceed 25% of the Company's  shareholders' equity according to its most  recent  annual or  quarterly  financial  statements, prior to the payment of the indemnification amounts.

                  The  liability of the Company's  officers in fulfilling  their duties is partially insured by insurance  policies,  including policies described in item 3(1) above.

4.    COMPENSATION OF THE CHAIRMAN OF THE BOARD OF DIRECTORS AND CHIEF EXECUTIVE
      OFFICER

      (1)   On  August  1,  2006  Mr.  Jonathan  Kolber  ceased  to serve as the
            Company's Chief  Executive  Officer and began to serve as its active and full-time Chairman. On December 28, 2006, following the approval of the Company's  Audit  Committee on November 20, 2006 and Board of
            Directors on November 22, 2006, the Company's general  shareholders'
            meeting approved Mr. Kolber's compensation package, which includes a monthly  salary of NIS 120  thousand  linked to the Israeli  CPI, in respect of which the Company  will  deposit an  additional  23.3% in executive  insurance  policies  or other  pension  arrangements  and provident funds in respect of social benefits.  Mr. Kolber will also have at his  disposal a company car and  telephone,  and the Company will bear the related taxes in respect thereof.  The arrangement may be terminated  by Mr. Kolber or by the Company at any time,  subject to a three month  advance  notification  period.  Mr. Kolber will be entitled to an annual bonus to be decided upon by the

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

      (2)   NOTE 26 - RELATED PARTIES AND INTERESTED PARTIES (CONT'D)

B.    DESCRIPTION OF TRANSACTIONS  WITH RELATED  PARTIES AND INTERESTED  PARTIES
      (CONT'D)

      4.    COMPENSATION  OF THE  CHAIRMAN OF THE BOARD OF  DIRECTORS  AND CHIEF
            EXECUTIVE OFFICER (CONT'D)

            Board of  Directors,  of no less  than six and no more  than  twelve monthly salaries.  This arrangement replaces the previous employment contract  that was in effect  since April 2003,  and under which Mr.
            Kolber was granted a special  retirement bonus of approximately  NIS
            8.4 million upon cessation of his employment as the Company's  Chief
            Executive Officer.

            (2)   On August  1, 2006 Mr.  Ra'anan  Cohen  was  appointed  as the
                  Company's CEO. Mr. Cohen is employed by Discount  Investments.
                  The  Company  and  Discount  Investments  have agreed that the
                  Company will bear 80% of the compensation expenses incurred by
                  Discount  Investments in respect of Mr. Cohen. These financial statements  include a provision of NIS 866 thousand in respect of  the  Company's  said  participation  in  the  compensation expenses for Mr. Cohen.  This  participation  arrangement  has been  approved by the Company's  Audit  Committee and Board of
                  Directors and shall be presented for approval of the Company's general shareholders' meeting.

            (3)   See Note 20C regarding options granted to interested parties.

      5.    GENERAL AND ADMINISTRATIVE EXPENSES

            Until the end of June 2006 the Company had agreements  with Claridge for the receipt of consultancy  services.  These services  included, inter alia,  advice in respect of  investment  strategies,  monetary
            policies,   international  activities,  strategic  partnerships  and
            company structuring.  The agreements included instructions regarding
            the   indemnification  of  the  consultants  in  respect  of  claims connected to the  consultancy,  except for cases of gross negligence and/or intentional  damage. In consideration for the consultancy the
            Company paid an annual sum not exceeding $400,000.

      6.    MANAGEMENT SERVICES TO SUBSIDIARIES AND AFFILIATES

            The Company has  agreements  with  certain of its  subsidiaries  and affiliates,  whereby the Company receives management fees in respect of consultancy services provided to these companies. Telrad Networks and Dekolink pay the Company annual  management  fees of 1% and 0.8%
            of  sales,  respectively.  Furthermore,   Makhteshim-Agan  paid  the
            Company an annual  management fee of $2.5 million in accordance with a  management  fee  agreement  that  ended  in  May  2006.  The  new management fee agreement between the Company and Makhteshim-Agan has not yet been  approved  by  Makhteshim-Agan  Board of  Directors  or general shareholders' meeting.

      7.    TRANSACTION IN WHICH RELATED PARTY HAS AN INTEREST

            See Note 3E(2) in connection with the sale of Sheraton-Moriah,  that is linked with a sale by a company in the IDB Group.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 26 - RELATED PARTIES AND INTERESTED PARTIES (CONT'D)

C.     BALANCES WITH RELATED PARTIES AND INTERESTED PARTIES

                                                                       Consolidated                        Company
                                                                  -----------------------           ----------------------
                                                                                Year ended December 31,
                                                                  --------------------------------------------------------
                                                                   2006             2005             2006          2005
                                                                  -------          ------           ------       ---------
                                                                                        NIS thousands
                                                                  --------------------------------------------------------

       Receivables                                                  6,173          35,960            1,686           7,320
       Short-term loans to investee companies                          --              --           39,308          37,212
       Long-term loans, capital notes and non-current
         accounts with investee companies                         103,607          98,910           38,699       1,243,098
       Payables                                                     2,197          13,481               21              --
       Capital note payable to subsidiary                              --              --            6,382           6,713
       Highest balance of long-term loans, capital with
         notes and non-current accounts with investee
         companies during the year                                     --              --        1,243,098       1,243,098

D.    SUMMARY OF TRANSACTIONS WITH RELATED PARTIES AND INTERESTED PARTIES

      1.    CONSOLIDATED:

                                                                                               December 31,
                                                                                 -----------------------------------------
                                                                                  2006              2005            2004
                                                                                 -------           ------          -------
                                                                                               NIS thousands
                                                                                 -----------------------------------------

              INCOME
                Revenues                                                           7,218           29,312           24,289
                Management and directors' fees from investee companies             8,267           18,957            6,826
                Interest                                                           2,494            4,548            1,488
                Rental                                                                --            7,200               --
              EXPENSES
                Selling and marketing expenses                                     4,584            5,998            8,026
                Interest                                                             840               --              800
                Portfolio management commissions                                   3,266               --               --
                Office rental expenses                                             1,630              366               --
                Directors' and officers' insurance                                 3,263            2,326               --
                Management fees to interested parties                                649            1,830            1,788
                Compensation of an interested party employed by the
                  Company                                                         15,617            4,764            3,870
                Compensation of an interested party not employed by the
                  Company                                                            866               --               --
                Directors' fees                                                    1,158            1,259            1,221
              OTHER TRANSACTIONS
                Deferred debenture issue costs                                       793               --               --
                Capitalized commissions in respect of securities
                  purchased                                                          355               --               --

              Number of directors:  in 2006 - 20 *; in 2005 - 9; in 2004 - 10 *.
              * including directors replaced during the year.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 26 - RELATED PARTIES AND INTERESTED PARTIES (CONT'D)

D.    SUMMARY OF  TRANSACTIONS  WITH  RELATED  PARTIES  AND  INTERESTED  PARTIES
      (CONT'D)

      2.    COMPANY:

                                                                                                December 31,
                                                                                  ----------------------------------------
                                                                                   2006             2005             2004
                                                                                  ------           ------           ------
                                                                                                NIS thousands
                                                                                  ----------------------------------------

              INCOME
                Management and directors' fees from investee companies             7,767           20,367           22,800
                Interest                                                           3,025            3,735            3,098
                Rental                                                                --            7,200               --
              EXPENSES
                Interest                                                              66            3,777            4,530
                Portfolio management commissions                                   3,266               --               --
                Office rental expenses                                             1,630              732              714
                Insurance (including directors' and officers' insurance
                  from 2005)                                                       3,772            3,042              817
                Management fees to interested parties                                649            1,830            1,788
                Compensation of an interested party employed by the
                  Company                                                         15,617            4,764            3,870
                Compensation of an interested party not employed by the
                  Company                                                            866               --               --
                Directors' fees                                                      572              665              632
              OTHER TRANSACTIONS
                Deferred debenture issue costs                                       793               --               --
                Capitalized commissions in respect of securities
                  purchased                                                          355               --               --

              Number of directors: in 2006 - 20 *; in 2005 - 9; in 2004 - 10 *.

              * including directors replaced during the year.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 27 - EARNINGS PER SHARE

1.     BASIC EARNINGS PER SHARE:

       The basic  earnings  (loss)  per share are  calculated  according  to the earnings (loss) for the year,  divided by the weighted  average number of ordinary shares outstanding during the year.

                                                                                    For the year ended December 31
                                                                                ------------------------------------------
                                                                                  2006             2005             2004
                                                                                ---------         -------          -------

       NET EARNINGS (LOSS) FOR THE YEAR:
       From continuing operations                                               (113,674)         257,842          120,689
       Adjustment in respect of equity in operating results of affiliates          8,521            3,214           (3,231)
                                                                                ---------         -------          -------
                                                                                (105,153)         261,056          117,458
       From discontinued operations                                               10,474           52,809           24,301
       From cumulative effect of change in accounting method                      62,522           (3,054)              --
                                                                                ---------         -------          -------
                                                                                 (32,127)         310,811          141,759
                                                                                =========         =======          =======

                                                                                             December 31,
                                                                                ------------------------------------------
                                                                                  2006             2005             2004
                                                                                ---------         -------          -------

       WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES:

       As at January 1                                                          16,146,668     15,824,185       15,741,160
       Shares resulting from exercise of stock options                             250,654         84,720           54,519
       Shares issued during the year                                                    --        120,768               --
                                                                                ----------     ----------       ----------
       Weighted average number of ordinary shares for the calculation of
         basic earnings (loss) per share as at December 31                      16,397,322     16,029,673       15,795,679
                                                                                ==========     ==========       ==========

2.    DILUTED EARNINGS PER SHARE:

      The diluted  earnings  (loss) per share are  calculated  according  to the earnings  (loss) for the year,  divided by the weighted  average number of ordinary shares outstanding,  as well as all potentially dilutive ordinary shares.

                                                                                    For the year ended December 31
                                                                                ------------------------------------------
                                                                                  2006             2005             2004
                                                                                ---------         -------          -------

       NET EARNINGS (LOSS) FOR THE YEAR:
       From continuing operations                                               (113,674)         257,842          120,689
       Adjustment in respect of equity in operating results of affiliates           (301)         (32,066)         (37,842)
                                                                                --------          -------          -------
                                                                                (113,975)         225,776           82,847
       From discontinued operations                                               10,474           52,809           24,301
       From cumulative effect of change in accounting method                      62,552           (3,054)              --
                                                                                --------          -------          -------
                                                                                 (40,949)         275,531          107,148
                                                                                ========          =======          =======

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 27 - EARNINGS PER SHARE (CONT'D)

2.    DILUTED EARNINGS PER SHARE (CONT'D)

                                                                                            December 31
                                                                              ------------------------------------------
                                                                                2006            2005            2004
                                                                              ----------     ----------       ----------

       WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES:
       Weighted average number of ordinary shares for the calculation of
         basic earnings (loss) per share                                      16,397,322     16,029,673       15,795,679
       Impact of stock options                                                        --        513,935          481,925
                                                                              ----------     ----------       ----------
       Weighted average number of ordinary shares for the calculation of
         diluted earnings (loss) per share                                    16,397,322     16,543,608       16,277,604
                                                                              ==========     ==========       ==========

NOTE 28 - EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE

      1.    On January 11,  2007,  the Company  sold all shares held by Koor and
            Koor  Corporate  Venture  Capital in Scopus Video  Networks Ltd. The
            Company's   total   proceeds  from  the   transaction   amounted  to
            approximately  $16 million in cash. As a result of this transaction, the Company  will record a gain of  approximately  NIS 23 million in the first quarter of 2007.

      2.    On April 4, 2007, an S-1  Registration  Statement filed with the SEC by Veraz in connection  with an initial public offering was declared effective  and Veraz raised gross  proceeds of $ 54 million,  before underwriting  discounts and expenses,  from the sale of 6.75 million shares at the public  offering  price of $8 per share.  In addition,
            ECI sold in the offering  2.25  million  shares of Veraz for a total gross  consideration of $18 million.  Following the offering,  ECI's holding in Veraz were reduced to 27.6% (on a non-diluted basis).

      3.    On April 26, 2007 the Company completed the sale of its entire 56.5%
            shareholding in Sheraton-Moriah to Azorim for total consideration of approximately $24.0 million.

            The first  installment in the amount of $6.3 million was received on
            December 21, 2006,  the second in the amount of  approximately  $8.6 million  was  received  on the date of the  closing.  The  remaining amount of $9.1 million,  guaranteed  by Azorim,  will be received no later  than March 27,  2008,  as  follows:  (a) One half of the said
            amount  shall  be  paid  in  NIS  (in   accordance   with  the  last
            representative  dollar  exchange rate known on the date of payment);
            and (b) The other half shall be paid in NIS (in accordance  with the representative  dollar  exchange rate known on the date of execution of the  agreement),  linked  to the rate of  change  of the  Israeli
            Consumer  Price Index (CPI) known on March 27, 2008  relative to the
            CPI known on the date of execution of the agreement  (Basic  Index), and such that the said amount shall,  in no event, be lower than the amount calculated according to the Basic Index.

            Following  the closing of the  transaction  the Company was released from  guaranties  provided  to banks to secure bank debt of Sheraton
            Moriah in the amount of approximately $9.2 million. The Company will record a gain as a result of the transaction of approximately NIS 14 million  in the  second  quarter  of  2007.  Pursuant  to the  sale,
            Sheraton will be presented as a discontinued  operation,  commencing from the financial statements for the first quarter of 2007.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 28 - EVENTS SUBSEQUENT TO THE BALANCE SHEET DATE (CONT'D)

      4.    On May 8, 2007 the  Company  signed an  agreement  to sell  4.96% of
            Knafaim  Holdings  Ltd.  ("Knafaim").  The shares  will be sold at a
            price   per   share  of  $10.47   ("purchase   price"),   for  total
            consideration of approximately  $7.4 million.  $1.5 million was paid upon signing and the remainder  will be paid upon the closing of the transaction.

            On June 5, 2007,  the  purchaser  notified  the  Company  that it is exercising  an option  granted to it to purchase  the balance of the
            Company's shareholding in Knafaim,  representing  approximately 4.2%
            of Knafaim's  share  capital at the same purchase  price,  for total additional  consideration of approximately $6.3 million. The closing for both the  initial  sale and the  option  exercise  is  currently expected  to take  place by the end of the  third  quarter  of 2007.
            However,  the closing of the  transaction is subject to the approval of Israel's antitrust commissioner,  and, at this stage, there is no certainty that the transaction will be completed.

      5.    On  May  10,  2007,   pursuant  to  completion  of  an  offering  to
            institutional investors in Israel the Company issued debentures with a par value of approximately  NIS 595 million,  for consideration of approximately NIS 640 million,  implying an effective  interest rate of  4.05%,  linked  to the  Israeli  CPI.  The  debentures  will  be considered part of the Series H debentures issued on August 20, 2006 by the Company to the public in Israel  pursuant  to the  prospectus dated August 13, 2006 and the terms of the  debentures are identical to the terms of the Series H debentures issued under the prospectus.
            The  debentures  are  linked  to the  Israeli  CPI and  bear  annual interest  of 5.1%.  The  debentures  will be  repaid  in five  equal installments on September 1 of each year from 2012 through 2016. The interest is payable on the outstanding balance of the debentures, on
            September 1 of each year from 2007 through 2016.

            The  debenture  issue is subject to receipt of the  approval for the listing  of  the  debentures  for  trading  on  the  Tel-Aviv  Stock
            Exchange. The sale of the debentures by the institutional  investors will be subject to lock-up  arrangements  provided under the Israeli
            Securities Law, 1968 and its regulations.

            The debentures have not been and will not be registered under the US
            Securities  Act of 1933, as amended,  and may not be offered or sold in the United States or to U.S. persons,  absent  registration or an applicable exemption from registration requirements.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
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

      1.    EFFECT OF INFLATION

            In accordance  with Israeli GAAP,  until December 31, 2003, when the adjustment of financial  statements  for the effects of inflation in
            Israel was  discontinued,  the group  comprehensively  included  the effect of the  changes in the  general  purchasing  power of Israeli currency in its financial statements, as described in Note 2B above.
            In view of the  inflation  in  Israel,  this was  considered  a more meaningful  presentation  than financial  reporting based on nominal amounts.

            As  explained  in Note 2B, the amounts  adjusted  for the effects of inflation in Israel,  presented in the  financial  statements  as of
            December 31, 2003 (hereafter - "the transition date"),  were used as the opening  balances  for the nominal  financial  reporting  in the
            following  periods.  As  a  result,   amounts  reported  in  periods
            subsequent to the  transition  date,  for  non-monetary  and capital items that originated  before the transition date are based on their adjusted December 2003 NIS balance.

            As  allowed  by the  US  Securities  and  Exchange  Commission,  the
            adjustments to reflect the changes in the general  purchasing  power of Israeli currency,  including adjustments that are included in the carrying  amounts of non-monetary  and capital items,  have not been reversed in the reconciliation of Israeli GAAP to U.S. GAAP.

      2.    DEFERRED TAXES

            a)    Measurement differences

                  In accordance with Israeli GAAP:

                  Deferred  taxes  are  recognized  in  respect  of  differences related to assets and liabilities that are translated from the local currency into the functional  currency using  historical exchange  rates  that  prevailed  at the  time  the  asset  or liability were first recorded and that result from (1) changes in exchange rates or (2) indexing for tax purposes.

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 29 - MATERIAL  DIFFERENCES  BETWEEN ISRAELI AND US GAAP AND THEIR EFFECT ON
          THE FINANCIAL STATEMENTS (CONT'D)

      2.    DEFERRED TAXES (CONT'D)

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

                  Dividends  paid  to  shareholders  from  the  earnings  of  an
                  "approved enterprise" are subject to withholding tax at a rate of  15%.  However,  if  the  shareholder  is a  company,  that shareholder  will generally be entitled to a tax credit,  upon payment of any such dividend.

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

      3.    SHARE-BASED PAYMENT

            In accordance with Israeli GAAP:

            No expense was  recorded  with respect to stock  options  granted to employees  through  December  31, 2005.  In September  2005 the IASB published  Accounting Standard No. 24, "Share- Based Payments" ("the
            Standard").  The Standard, which is in effect and was implemented by the  Company  beginning  as from  January  1,  2006,  requires  that
            share-based  payment  transactions,   including   transactions  with
            employees  or  other  parties  that  are  to be  settled  by  equity instruments,  cash or other  assets,  be recognized in the financial statements.  In accordance  with the Standard,  share-based  payment transactions  in  which  goods  or  services  are  received  will be recognized at their fair value. The Standard's  provisions should be applied to each share-based payment transaction executed after March
            15, 2005 that did not vest by the  effective  date of the  Standard.
            Furthermore, as required by the Standard,  comparative data relating to periods after March 15, 2005 were restated (see Note 2R(4)). With respect to share-based  payments  classified as liabilities (such as phantom plans) that exist on the effective date of the Standard, the
            Standard is to be implemented retroactively and the comparative data is to be restated.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 29 - MATERIAL  DIFFERENCES  BETWEEN ISRAELI AND US GAAP AND THEIR EFFECT ON
          THE FINANCIAL STATEMENTS (CONT'D)

      3.    SHARE-BASED PAYMENT (CONT'D)

            In accordance with US GAAP:

            a)    Through December 31, 2005:

                  1)    Fixed Option Awards

                        Under APB-25, total compensation cost is measured as the
                        difference  between  the  share  market  price  and  the
                        exercise  price of the  option,  at the  date of  grant.
                        Compensation  cost so  determined  is charged to expense
                        over the vesting period.

                  2)    Variable Option Awards

                        Under APB-25 total  compensation cost is measured as the
                        difference  between  the  share  market  price  and  the
                        exercise  price  of  the  option  at  the  end  of  each
                        reporting  period.  Compensation  cost so  determined is
                        charged to expense over the vesting period.

            b)    From January 1, 2006:
                  Commencing  January 1, 2006,  the  Company  and its  investees apply FAS No.  123R,  which  requires  entities to measure the cost of employee  services  received in exchange for an equity award  based on the  grant-date  fair  value of the  award and recognize the cost over the period during which an employee is required to provide  service in exchange for the equity award.
                  In accordance  with the  provisions of FAS No. 123R,  employee stock  options  that  have an  exercise  price  linked  to the
                  Israeli  CPI,  are  accounted  for  as  liability   awards.  A
                  liability award is remeasured at each reporting date until the date of settlement, based on the fair value of the award. Such awards  are  considered  equity  awards  under  Israeli  GAAP.
                  Furthermore,  as a result of the  transition  to FAS No. 123R, the Company  recognized  such  liability at its fair value (or portion  thereof,  if  the  requisite  service  has  not  been
                  rendered)  by  deducting   previously   recognized  cost  from
                  shareholders'  equity and by recognizing the difference in the income  statement,  net  of any  related  tax  effect,  as the cumulative  effect of a change in  accounting  principle.  The cumulative effect of a change in accounting principle recorded in 2006 was NIS 15,463 thousands.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 29 - MATERIAL  DIFFERENCES  BETWEEN ISRAELI AND US GAAP AND THEIR EFFECT ON
          THE FINANCIAL STATEMENTS (CONT'D)

      A.    DIFFERENCES BETWEEN ISRAELI GAAP AND US GAAP (CONT'D)

      4.    THE ACCOUNTING TREATMENT OF MARKETABLE SECURITIES

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 29 - MATERIAL  DIFFERENCES  BETWEEN ISRAELI AND US GAAP AND THEIR EFFECT ON
          THE FINANCIAL STATEMENTS (CONT'D)

      A.    DIFFERENCES BETWEEN ISRAELI GAAP AND US GAAP (CONT'D)

      5.    PROVISIONS FOR  ANTICIPATED  LOSSES FROM  REALIZATION OF CONVERTIBLE
            SECURITIES OF INVESTEE COMPANIES

            In accordance with Israeli GAAP:

            Through  December 31,  2005,  according to Opinions No. 48 and 53 of the ICPAI,  a parent  company was required to record a provision for losses,  which it may  incur  from  the  potential  dilution  of its holdings  in  investee  companies,  when it is  probable  that share options will be exercised or debentures  will be converted.  In July
            2005 the IASB  published  Accounting  Standard  No.  22,  "Financial
            Instruments:  Disclosure and Presentation" ("the Standard"). The new
            standard applies to financial statements for periods beginning on or after January 1, 2006. The Standard  determines that a provision for
            loss  as  described   above  that  was  included  in  the  financial
            statements  as at December 31, 2005,  will be reversed on January 1,
            2006 and  recorded  as  cumulative  effect of  change in  accounting policy. See also Note 2E(9).

            In accordance with US GAAP:

            A loss in the parent  company  resulting  from the  dilution  of its holdings,  due  to  exercise  of  share  options  or  conversion  of debentures, is recorded only at the time of exercise or conversion.

            As a result of the above,  the amount of NIS 62,552  thousand  which was recorded under Israeli GAAP as a cumulative  effect of change in accounting policy in 2006 is reversed in the adjustments to US GAAP.

      6.    ONE-TIME TERMINATION BENEFITS

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

            c.    The plan  establishes  the terms of the  benefit  arrangement, including  the  benefits  that  employees  will  receive  upon termination  (including  but not limited to cash  payments) in sufficient  detail to enable  employees to determine  the type
                  and  amount  of  benefits   they  will  receive  if  they  are
                  involuntarily terminated.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 29 - MATERIAL  DIFFERENCES  BETWEEN ISRAELI AND US GAAP AND THEIR EFFECT ON
          THE FINANCIAL STATEMENTS (CONT'D)

      A.    DIFFERENCES BETWEEN ISRAELI GAAP AND US GAAP (CONT'D)

      6.    ONE-TIME TERMINATION BENEFITS (CONT'D)

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

      7.    EARNINGS PER SHARE

            In January  2006,  the IASB  published  Accounting  Standard No. 21,
            "Earnings  per Share  ("the  Standard").  The  Standard  applies  to financial  statements  for periods  beginning on or after January 1,
            2006  and  the  provisions  of the  Standard  are to be  implemented retroactively  for  comparative  earnings  per share  data for prior periods. See also Note 2W. There are no material differences between the  provisions  of the Standard and the  provisions  of FAS No. 128
            "Earnings Per Share".

      8.    VENTURE CAPITAL FUND INVESTMENTS:

            In accordance with Israeli GAAP:

            Investments  in venture  capital  funds are  reported at cost less a provision  for  impairment  in the  event  that  there  has  been an
            "other-than-temporary" decline in their value.

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

            In accordance with US GAAP:

            The Company applied FAS No. 133 to account for its derivatives. Most derivatives  in the  consolidated  group  do not  meet  the  hedging criteria  prescribed  by FAS No. 133,  therefore  they are stated at fair  value  and  changes  in the  fair  value  are  charged  to the statement of operations in the period they occur.

            For certain derivatives,  the Group meets the criteria for cash-flow hedging under FAS No. 133.  These  derivatives  are recorded at fair value,  with  changes in fair value  recorded  within  shareholders'
            equity as a component of accumulated other comprehensive income.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 29 - MATERIAL  DIFFERENCES  BETWEEN ISRAELI AND US GAAP AND THEIR EFFECT ON
          THE FINANCIAL STATEMENTS (CONT'D)

      10.   IMPAIRMENT OF LONG-LIVED ASSETS TO BE HELD AND USED

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

            In accordance with US GAAP:
            The Company applies FAS No. 144 under which a long-lived asset to be held and used is assessed for impairment using a two-step impairment test.  Under  step  one of the  test,  the  carrying  amount  of the long-lived  asset is  compared to the sum of the  undiscounted  cash flows  expected to result from the use and eventual  disposition  of the asset. If the carrying amount exceeds the amount calculated,  an impairment  loss is  measured  as the  amount by which the  carrying amount  exceeds its fair value.  Reversals of impairment  losses are not allowed under US GAAP.

      11.   GOODWILL

            In accordance with Israeli GAAP:
            Through  December 31, 2005 goodwill was amortized  over its economic life,  which may not  exceed 20 years.  Goodwill  was  tested for an impairment  in value only when there were  indications  of  possible impairment in the value of the goodwill.

            In January  2006,  the IASB  published an  amendment  to  Accounting
            Standard  No.  20,  "The   Accounting   Treatment  of  Goodwill  and
            Intangible  Assets when  Purchasing an Investee"  ("the  Standard"),
            effective   beginning  January  1,  2006.  In  accordance  with  the
            Standard,  goodwill and intangible  assets with an unlimited  useful life,  which were  identified at the time of purchasing an investee, are not to be amortized.  Instead,  an  examination of impairment in value should be performed  once a year or more  frequently if events or  changes  in  circumstances  indicate  that  there  may have been impairment in the value of goodwill or of an  intangible  asset with an unlimited  useful life.  The financial  statements for periods in which this Standard was not implemented are not to be restated.  See also Note 2E(6).

            In accordance with US GAAP:
            Effective January 1, 2002,  goodwill is not amortized but instead is evaluated for recoverability by means of an impairment test which is performed  at least once a year in  accordance  with FAS No. 142. No further  impairments  have been  required  subsequent to the initial implementation.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
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
            50%.

            In accordance with Israeli GAAP:
            The  position of the  Israeli  Securities  Authority  is that when a company has been  consolidated  in the  financial  statements of the holding  company and there has been a decrease in the voting  rights to below 50%, provided that the overall economic  circumstances have not essentially  changed,  the consolidation of the investee company should be continued  because of the  importance  of  continuity  and consistency of the accounting reports. Therefore and as explained in
            Note 3B(1),  as of December 31, 2004,  Koor continued to consolidate
            M-A Industries' financial  statements.  Following an additional sale of the Company's  holding in M-A  Industries in February  2005,  and based  on  evaluation  of the  new  circumstances,  Koor  ceased  to consolidate M-A Industries as from January 1, 2005.

            In accordance with US GAAP:
            A  controlling  financial  interest,  generally  determined  by  the ownership  by one  company,  directly or  indirectly,  of over fifty percent of the outstanding  voting shares of another  company,  is a prerequisite for  consolidation.  Therefore,  Koor  discontinued the consolidation  of  M-A  Industries  and  began  accounting  for  the investment  in M-A  Industries  by the  equity  method  for US  GAAP purposes, beginning in 2004.

      13.   CAPITALIZATION OF LICENSING COSTS

            In accordance with Israeli GAAP:
            Certain costs incurred by an affiliated  company in connection  with the  registration  process to obtain  licenses  to sell  products in various jurisdictions are capitalized.

            The  capitalized  licensing  costs are  amortized  over the expected benefit period.

            In accordance  with U.S.  GAAP:
            The costs incurred by the affiliated  company in connection with the registration  process to obtain licenses to sell products in various jurisdictions  are deemed to be development  costs under US GAAP and are expensed as incurred.

            Due to the  differences in the  capitalization  of licensing  costs, impairment  performed on such assets may differ  under  Israeli GAAP and US GAAP.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 29 - MATERIAL  DIFFERENCES  BETWEEN ISRAELI AND US GAAP AND THEIR EFFECT ON
          THE FINANCIAL STATEMENTS (CONT'D)

      A.    DIFFERENCES BETWEEN ISRAELI GAAP AND US GAAP (CONT'D)

      14.   CHANGE IN ACCOUNTING FOR THE INVESTMENT IN INVESTEE (ECTEL)

            In accordance with Israeli GAAP:
            As  described  in Note  3A(4),  as a result  of an  increase  in the percentage  of holdings in ECtel,  the Company  began to account for the  investment  in ECtel  according to the equity  method as of the third quarter of 2006.  Previously this investment was accounted for under the cost method.

            In accordance with US GAAP:
            In accordance  with US GAAP,  the Company  previously  accounted for this investment as available-for-sale securities. In accordance with the  provisions of APB No. 18, when an investment  qualifies for use of the equity  method due to an increase in the level of  ownership, the  investment,  results of  operations  (current and prior periods presented), and retained earnings of the investor should be adjusted retroactively  in a  manner  consistent  with the  accounting  for a step-by-step  acquisition  of a subsidiary.  Therefore,  the Company restated its accounts to account for this change in accordance  with
            US GAAP, as follows:

                                                                                              Year ended December 31
                                                                                            -------------------------
                                                                                               2005              2004
                                                                                            -------           -------
                                                                                                  NIS thousands
                                                                                            -------------------------

            Net earnings according to US GAAP - as reported                                 351,459           111,572
            Restatement                                                                        (758)           (2,247)
                                                                                            -------           -------

            Net earnings according to US GAAP -restated                                     350,701           109,325
                                                                                            =======           =======

            Basic earnings  (loss) per ordinary  share  according to US GAAP for the year ended December 31, 2004:

                                                                     As previously
                                                                          reported             Change          Restated
                                                                     -------------      -------------     -------------
                                                                                            NIS
                                                                     --------------------------------------------------

            From continuing operations                                        5.25              (0.14)             5.11
            From discontinued operations                                      1.80                 --              1.80
                                                                     -------------      -------------     -------------
            Net earnings                                                      7.05              (0.14)             6.91
                                                                     =============      =============     =============

            Fully diluted  earnings (loss) per ordinary share according to
            US GAAP for the year ended December 31, 2004:

                                                                     As previously
                                                                          reported             Change          Restated
                                                                     -------------      -------------     -------------
                                                                                            NIS
                                                                     --------------------------------------------------

            From continuing operations                                        3.14              (0.14)             3.00
            From discontinued operations                                      1.75                 --              1.75
                                                                     -------------      -------------     -------------
            Net earnings                                                      4.89             (0.14)              4.75
                                                                     =============      =============     =============

            The impact of the above  restatement on 2005 earning per share is immaterial.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 29 - MATERIAL  DIFFERENCES  BETWEEN ISRAELI AND US GAAP AND THEIR EFFECT ON
          THE FINANCIAL STATEMENTS (CONT'D)

      A.    DIFFERENCES BETWEEN ISRAELI GAAP AND US GAAP (CONT'D)

      14.   CHANGE IN ACCOUNTING FOR THE INVESTMENT IN ECTEL (CONT'D)

                                                                                     December 31, 2005
                                                                     --------------------------------------------------
                                                                     As previously
                                                                          reported             Change          Restated
                                                                     -------------      -------------     -------------
                                                                                        NIS thousands
                                                                     --------------------------------------------------

            Other investments and receivables                            623,530             (54,708)           568,822
            Investments in affiliates                                  2,595,385              38,584          2,633,969
            Additional paid-in capital
             for "available-for-sale" securities                          27,945             (13,813)            14,132
            Retained earnings (deficit)                              *(1,056,445)             (3,005)        (1,059,450)
            Cumulative foreign currency translation
             adjustments                                                *(17,008)                694            (16,134)
            Total shareholders' equity                                 2,483,112             (16,124)         2,466,988

            * Reclassified

      15.   GAINS  (LOSSES)  FROM  DECLINE  IN  HOLDINGS  IN  CONSOLIDATED   AND
            AFFILIATED COMPANIES

            Various  GAAP   differences   affecting   shareholders'   equity  of
            consolidated  or affiliated  companies  result in differences in the book value of the investments  under Israeli and US GAAP.  Therefore the amounts of the gain or loss resulting from the sale of interests or other changes in holdings in such  consolidated  subsidiaries  or affiliates differs under Israeli and US GAAP.

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

            In accordance with US GAAP:
            The  Company  applied APB No. 18 in testing  for  impairment  of its investment  in ECI.  Under APB No. 18, a loss is recorded  only when the impairment of the investee is other than temporary and reversals of impairments are not allowed.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
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
          THE FINANCIAL STATEMENTS (CONT'D)

      A.    DIFFERENCES BETWEEN ISRAELI GAAP AND US GAAP (CONT'D)

      16.   IMPAIRMENT OF INVESTMENT IN ECI (CONT'D)

            The impact of the differences between Israel GAAP and US GAAP was as follows:

            1.    RECORDING OF IMPAIRMENT IN VALUE

                  As a result of negative indications concerning ECI in 2002, an impairment  charge of NIS 130 million was recorded  under both
                  Israeli  GAAP and US GAAP.  According  to  Israeli  GAAP,  the
                  impairment  charge was recorded  first by  writing-off  credit balances of foreign currency translation differences that were recorded  directly to equity in the amount of NIS 105 million, and only the  remainder  of NIS 25 million was  recorded as an expense  in the  statement  of income.  According  to US GAAP, foreign currency translation  differences were not written-off and the entire  impairment  was  recorded as an expense in the statement of income.

            2.    AMORTIZATION DIFFERENCES

                  The Company  allocated  the  impairment  provision  to the net assets of ECI.

                  According  to Israeli  GAAP,  the  allocation  is first to the intangible assets of the investee and then to the non-monetary assets of the investee on a proportional basis.

                  According to US GAAP the  allocation is to  long-lived  assets
                  only,  on  a  proportional   basis.  The  different  bases  of
                  allocation  between  Israeli  GAAP  and US  GAAP  resulted  in differences  in  the  amortization  amounts  recorded  in  the statement of income, due to different consumption patterns and amortization rates of different asset types (inventory,  fixed assets, intangible assets).

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
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

      18.   FUNCTIONAL CURRENCY OF AFFILIATED COMPANY

            In accordance with Israeli GAAP:

            In accordance  with Israeli GAAP,  which are based on the guidelines of Opinion 36 of the Institute of Certified  Public  Accountants  in
            Israel,  the investee maintains and measures its accounting books in
            NIS.

            In accordance with US GAAP:
            In accordance with US GAAP, which are based on FAS No. 52, a company is required to  determine  its  functional  currency and measure its accounting books based on the functional  currency  determined.  The effect of the  differences in the Company's  equity in the operating results  of  the  investee  resulting  from  the  difference  in the currency  measurement is included in the  reconciliation  of the net earnings in the line "Effect of difference  in currency  measurement of investee".

      19.   PROPORTIONATE CONSOLIDATION

            Under Israeli GAAP, entities in which all the shareholder, by way of contractual  arrangement,  jointly control the significant operating
            policies  thereof,  are  included  in  the  consolidated   financial
            statements by the  proportionate  consolidation  method.  Under U.S.
            GAAP,  investments in such companies are accounted for by the equity method.  Proportionate  consolidation,  however, is permitted by the
            United States Securities and Exchange Commission rules applicable to foreign  private  issuers,  provided that the entity is an operating entity,  the significant  financial and operating  policies of which are, by  contractual  agreement,  jointly  controlled by all parties
            having  an  equity  interest  in  the  entity,   and  provided  that
            summarized  financial  data  relating to the entity are given.  This data is presented in Note 29 D below.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 29 - MATERIAL  DIFFERENCES  BETWEEN ISRAELI AND US GAAP AND THEIR EFFECT ON
          THE FINANCIAL STATEMENTS (CONT'D)

      A.    DIFFERENCES BETWEEN ISRAELI GAAP AND US GAAP (CONT'D)

      20.   GAAP DIFFERENCES IN BUSINESS COMBINATIONS

            a.    GAAP DIFFERENCES IN PURCHASE PRICE ALLOCATION (PPA)

                  As  a  result  of  GAAP   differences   in   connection   with
                  capitalization  of licensing  costs described in Note 29A(13), there is a GAAP  difference  in the  allocation  of intangible assets in business combinations.

            b.    CHANGES OF CONTINGENT LIABILITIES SUBSEQUENT TO THE ALLOCATION

                  According  to  Israeli  GAAP,  goodwill  must be  adjusted  if contingent  liabilities  emerge or additional  information  is obtained that changed the previous estimation of the acquiring entity within one year of the allocation date.

                  Under US GAAP,  based on FAS No. 141, if the changes relate to contingencies  that existed at the time of the acquisition and were  previously  evaluated in the purchase price  allocation, goodwill  shall not be adjusted  and the effect of the changes in the  contingencies  should be  recognized  in the period in which they occur in the statement of operations.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 29 - MATERIAL  DIFFERENCES  BETWEEN ISRAELI AND US GAAP AND THEIR EFFECT ON
          THE FINANCIAL STATEMENTS (CONT'D)

      A.    DIFFERENCES BETWEEN ISRAELI GAAP AND US GAAP (CONT'D)

      21.   STATEMENTS OF CASH FLOWS

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

            (b)   Consolidation of M-A Industries

                  In accordance with Israeli GAAP:
                  In 2004, Koor  consolidated  M-A Industries'  cash flows.  The consolidation of such cash flows was discontinued in 2005. See
                  Note 3B(2).Therefore, under Israeli GAAP, M-A Industries' cash and cash equivalents are included in the consolidated  closing balance  of cash and  cash  equivalents  in  2004,  and in the consolidated  opening balance of cash and cash equivalents for
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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 29 - MATERIAL  DIFFERENCES  BETWEEN ISRAELI AND US GAAP AND THEIR EFFECT ON
          THE FINANCIAL STATEMENTS (CONT'D)

      B.    THE EFFECT OF THE  DIFFERENCES  BETWEEN  ISRAELI  AND US GAAP ON THE
            FINANCIAL STATEMENTS

      1.    STATEMENTS OF OPERATIONS:

                                                                                   Year ended December 31
                                                                     -------------------------------------------------
                                                                              2006              2005              2004
                                                                     -------------      ------------       -----------
                                                                                       NIS thousands
                                                                     -------------------------------------------------

      a)    Net earnings (loss) as reported, according to
            Israeli GAAP                                                  (40,648)        ** 307,597           144,990
                                                                     -------------      ------------       -----------

            Salary expenses in respect of share options
             issued to employees - Note 29A(3)                             16,983          **(59,130)          (91,318)
            Loss  from marketable securities, net -
             Note 29A(4)                                                  (24,748)           (11,614)           (4,295)
            Provisions for anticipated losses from realization
             of convertible securities in investee companies
             - Note 29A(5)                                                     --              2,272            10,106
            One-time termination benefits
             - Note 29A(6)                                                     --            (17,326)           17,326
            Effect of difference in currency measurement of
             investee - Note 29A(18)                                      (10,594)                --                --
            Gains (loss) from decline in holding in
             consolidated and affiliated companies -
             Note  29A(15)                                                 29,185            (20,429)           11,829
            Venture capital investments - Note 29A(8)                     (18,254)            31,714           (20,726)
            Impairment in value of long-lived assets to be
             held and used  - Note 29A(10)                                     --                 --            (1,277)
            Differences from investee due to impairment
             previously recorded - Note 29A(16)                             7,916             28,038            29,588
            Difference in respect to purchase price
             allocation - Note 29A(20)                                    (19,597)                --                --
            Amortization of goodwill - Note 29A(11)                            --             46,129            39,938
            Capitalization of licensing costs - Note 29A(13)               (6,597)             3,217            (8,859)
            Derivatives (FAS 133) - Note 29A(9)                            (4,026)             6,839             4,602
            Other                                                            (610)             3,120               711
            Income taxes - Note 29A(2)                                    (39,267)            38,152           (21,213)
            Share in operating results of investee - Note 29A(14)             950              *(758)          *(2,247)
            Minority interests in respect of the above differences             72            (10,174)              170
            Cumulative effect as at beginning of the year of
             change in accounting principles -
            Note 29A(3) and (5)                                           (78,015)             3,054                --
                                                                     -------------      ------------       -----------
                                                                         (146,602)            43,104           (35,665)
                                                                     -------------      ------------       -----------

            Net earnings (loss) according to US GAAP                     (187,250)           350,701           109,325
                                                                     =============      ============       ===========
            Net earnings (loss) from continuing operations
             according to US GAAP                                        (197,724)       *** 292,789        *** 80,749
                                                                     =============      ============       ===========
            Net earnings  from discontinued operations
             according to US GAAP                                          10,474         *** 57,912        *** 28,576
                                                                     =============      ============       ===========

            *     Restated, Note 29A(14)
            **    Restated as a result of retrospective  application of a change in accounting policy, Note 29A(3)
            ***   Reclassified in respect of discontinued operations of Isram
                  (See Note 24(3)).

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 29 - MATERIAL  DIFFERENCES  BETWEEN ISRAELI AND US GAAP AND THEIR EFFECT ON
          THE FINANCIAL STATEMENTS (CONT'D)

      B.    THE EFFECT OF THE  DIFFERENCES  BETWEEN  ISRAELI  AND US GAAP ON THE
            FINANCIAL STATEMENTS (CONT'D)

      1.    STATEMENTS OF OPERATIONS (CONT'D):

      b)    Earnings (loss) per ordinary share

                                                                                  Year ended December 31
                                                                    ---------------------------------------------------
                                                                             2006              2005**            2004**
                                                                    -------------        ------------       -----------
                                                                                             NIS
                                                                    ---------------------------------------------------

            Basic earnings (loss) per ordinary share according to US GAAP:

            From continuing operations                                     (10.28)              18.25             *5.11
            From discontinued operations                                      0.64               3.60              1.80
            From cumulative effect of change in
               accounting method                                            (0.94)                 --                --
                                                                    -------------        ------------       -----------
            Net earnings (loss) for the year                               (10.58)              21.85              6.91
                                                                    =============        ============       ===========

            Weighted average of number of shares
             and share equivalents according to
             US GAAP                                                   16,397,322          16,082,258        15,824,185
                                                                    =============        ============       ===========

            Fully diluted  earnings (loss) per ordinary share according to
            US GAAP:

            From continuing operations                                     (11.21)              16.27             *3.00
            From discontinued operations                                     0.64                3.50              1.75
            From cumulative effect of change in
               accounting method                                            (0.94)                 --                --
                                                                    -------------        ------------       -----------
            Net earnings (loss) for the year                               (11.51)              19.77              4.75
                                                                    =============        ============       ===========

            Weighted average of number of shares and
             share equivalents according to US GAAP                    16,397,322          16,565,358        16,242,770
                                                                    =============        ============       ===========

            *     Restated, Note 29A(14)
            **    Reclassified due to discontinued operations

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 29 - MATERIAL  DIFFERENCES  BETWEEN ISRAELI AND US GAAP AND THEIR EFFECT ON
          THE FINANCIAL STATEMENTS (CONT'D)

      B.    THE EFFECT OF THE  DIFFERENCES  BETWEEN  ISRAELI  AND US GAAP ON THE
            FINANCIAL STATEMENTS (CONT'D)

      2.    BALANCE SHEET:

                                                                                                                                December 31
                                                                                     ------------------------------------------------------------------------------------------------------
                                                                                                         2006                                              2005 (3)
                                                                                     ----------------------------------------------    ----------------------------------------------------
                                                                                       Israeli                                           Israeli
                                                                                        GAAP                                              GAAP
                                                                                                        Adjustment          US GAAP        (4)              Adjustment              US GAAP
                                                                                     -------------   -------------    -------------    -------------     -------------        -------------
                                                                                     NIS thousands   NIS thousands    NIS thousands    NIS thousands     NIS thousands        NIS thousands
                                                                                     -------------   -------------    -------------    -------------     -------------        -------------

      Cash and cash equivalents                                                           277,197              --          277,197          309,666                --              309,666
      Short-term deposits and investment - Note 29A(4)                                    695,931          36,726          732,657          530,829            12,127              542,956
      Trade receivables                                                                    82,041              --           82,041           78,557                --               78,557
      Other receivables                                                                    82,456              --           82,456           79,467                --               79,467
      Inventories and projects in progress                                                 65,728              --           65,728           90,909                --               90,909
      Investments in affiliates (5)                                                     3,324,220        (112,636)       3,211,584       2,664,020        (30,051) (2)           2,633,969
      Other investments and receivables  - Note 29A(4); Note 29A(16)                      202,672         (29,864)         172,808          556,127        12,695 (2)              568,822
      Fixed assets, net -  Note 29A(10)                                                   755,478          46,094          801,572          725,050            45,876              770,926
      Intangible assets, deferred expenses and deferred tax assets - Note                  18,108              --           18,108           15,816                --               15,816
      29A(11)

      Assets relating to discontinued operations                                               --              --               --          237,822             1,086              238,908
      Total assets                                                                      5,503,831         (59,680)       5,444,151        5,288,263            41,733            5,329,996
      Credit from banks and others                                                         53,967              --           53,967          272,127                --              272,127
      Trade payables                                                                       67,845              --           67,845           71,090                --               71,090
      Other payables - Note 29A(9)                                                        191,135          26,805          217,940          197,988            14,722              212,710
      Customer advances                                                                     5,042              --            5,042            5,565                --                5,565
      Long-term bank loans and other long-term loans                                    1,916,399              --        1,916,399        1,609,296                --            1,609,296
      Debentures                                                                          988,482              --          988,482          390,854                --              390,854
      Deferred taxes  - Note 29A(2)                                                        11,011          27,338           38,349               78            26,942               27,020
      Liability for employee severance benefits - Note 29A(17)                              6,239           4,085           10,324            3,634             8,322               11,956
      Liability in respect of stock based compensation to employees                            --          12,477           12,477               --                --                   --
      Liabilities relating to discontinued operations                                          --              --               --          201,290             1,086              202,376
      Minority interests (5)                                                               74,523           4,061           78,584           57,907             2,107               60,014
      Share capital                                                                       564,515              --          564,515          564,515                --              564,515
      Additional paid-in capital  for "available-for-sale" securities - Note                   --          40,547           40,547               --            14,132(2)            14,132
      29A(4)

      Company shares held by the Company and subsidiaries                                  (6,071)             --           (6,071)          (6,071)               --               (6,071)
      Cumulative translation adjustments (6)                                             (233,851)        (18,391)        (252,242)          15,983           (32,297)             (16,314)
      Additional paid-in capital  - Note 29A(3); Note 29A(9)                            2,588,439         366,254        2,954,693        2,587,203           382,973 (1)(2)     2,970,176

      Retained earnings (deficit) (5)                                                    (723,844)       (522,856)      (1,246,700)        (683,196)         (376,254)(1)(2)    (1,059,450)

      Total shareholders' equity                                                        2,189,188        (134,446)       2,054,742        2,478,434           (11,446)           2,466,988

      (1)   Reclassified
      (2)   Restated, see Note 29A(14)
      (3)   Reclassified  in respect of  discontinued  operations  of Isram (See
            Note 24 (3))
      (4)   Restated  as a result of  retrospective  application  of a change in accounting policy, Note 29A(3)
      (5)   This item is impacted by all the various differences between Israeli
            GAAP and US GAAP  that are  described  in the  reconciliation  to US
            GAAP.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

      (6)   This  item  includes   cumulative   foreign   currency   translation
            adjustments  in  respect  of all  the  various  differences  between
            Israeli GAAP and US GAAP that are described in the reconciliation to
            US GAAP.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
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

                                                                                     Year ended December 31
                                                                       ----------------------------------------------
                                                                              2006              2005*            2004*
                                                                       -----------       -----------      -----------
                                                                                        NIS thousands
                                                                       ----------------------------------------------
            Net income (loss) according to US GAAP                        (187,250)          350,701          109,325
                                                                       -----------       -----------      -----------
            Other comprehensive income, after tax:
            Adjustments from translation of
             financial statements of investee
                 companies                                                (235,928)          202,009          (10,875)
            Adjustments in respect of derivatives                           (7,213)           26,737          (10,964)
            Unrealized gains from securities                                26,415             6,509           37,697
                                                                       -----------       -----------      -----------
            Total other comprehensive income (loss)                       (216,726)          235,255           15,858
                                                                       -----------       -----------      -----------
            Total comprehensive income (loss)                             (403,976)          585,956          125,183
                                                                       ===========       ===========      ===========

      *     Restated, see Note 29A(14).

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 29 - MATERIAL  DIFFERENCES  BETWEEN ISRAELI AND US GAAP AND THEIR EFFECT ON
          THE FINANCIAL STATEMENTS (CONT'D)

      B.    THE EFFECT OF THE  DIFFERENCES  BETWEEN  ISRAELI  AND US GAAP ON THE
            FINANCIAL STATEMENTS (CONT'D)

      4.    CASH FLOWS:

                                                                                     Year ended December 31
                                                                       ----------------------------------------------
                                                                              2006              2005*            2004*
                                                                       -----------       -----------      -----------
                                                                                        NIS thousands
                                                                       ----------------------------------------------
            NET CASH FLOWS FROM OPERATING ACTIVITIES:
            Israeli GAAP                                                     7,181          (175,051)         894,406
            Adjustments (1) (2)                                              3,178              (823)        (907,798)
                                                                       -----------       -----------      -----------
            US GAAP                                                         10,359          (175,874)         (13,392)
                                                                       -----------       -----------      -----------
            NET CASH FLOWS FROM INVESTING ACTIVITIES:
            Israeli GAAP                                                  (801,841)          418,930         (722,839)
            Adjustments (1)                                                    --            174,375          383,650
                                                                       -----------       -----------      -----------
            US GAAP                                                       (801,841)          593,305         (339,189)
                                                                       -----------       -----------      -----------
            NET CASH FLOWS FROM FINANCING ACTIVITIES:
            Israeli GAAP                                                   726,940          (552,989)        (128,069)
            Adjustments (1)                                                     --                --          340,457
                                                                       -----------       -----------      -----------
            US GAAP                                                        726,940          (552,989)         212,388
                                                                       -----------       -----------      -----------
            TRANSLATION DIFFERENCES IN RESPECT OF CASH AND
            CASH EQUIVALENTS:
            Israeli GAAP                                                      (583)           22,553          (15,859)
            Adjustments (2)                                                 (3,178)              823            9,316
                                                                       -----------       -----------      -----------
            US GAAP                                                         (3,761)           23,376           (6,543)
                                                                       -----------       -----------      -----------
            INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:
            Israeli GAAP                                                   (68,303)         (286,557)          27,639
            Adjustments (1)                                                     --           174,375         (174,375)
                                                                       -----------       -----------      -----------
            US GAAP                                                        (68,303)         (112,182)        (146,736)
                                                                       -----------       -----------      -----------
            INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
            FROM DISCONTINUED OPERATIONS:
            Israeli GAAP and US GAAP                                        35,834          (309,512)*         83,545*

            INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
            FROM CONTINUING OPERATIONS:
            Israeli GAAP                                                   (32,469)           22,955*         (55,906)*
            Adjustments (1)                                                     --           174,375         (174,375)
                                                                       -----------       -----------      -----------
            US GAAP                                                        (32,469)          197,330*        (230,281)*
                                                                       -----------       -----------      -----------
            BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING
            OF YEAR:
            Israeli GAAP                                                   309,666           286,711*         342,617*
            Adjustments (1)                                                     --          (174,375)              --
                                                                       -----------       -----------      -----------
            US GAAP                                                        309,666           112,336*         342,617*
                                                                       -----------       -----------      -----------
            BALANCE OF CASH AND CASH EQUIVALENTS AT END OF
            YEAR:
            Israeli GAAP                                                   277,197           309,666*         286,711*
            Adjustments (1)                                                     --                --         (174,375)
                                                                       -----------       -----------      -----------
            US GAAP                                                        277,197           309,666*         112,336*
                                                                       -----------       -----------      -----------

            (1)   See Note 29A(21)(b).
            (2)   See Note 29A(21)(a).
            *     Reclassified  in respect of  discontinued  operations of Isram
                  (See Note 24(3)).

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
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
          THE FINANCIAL STATEMENTS (CONT'D)

      B.    THE EFFECT OF THE  DIFFERENCES  BETWEEN  ISRAELI  AND US GAAP ON THE
            FINANCIAL STATEMENTS (CONT'D)

      5.    CHANGES IN SHAREHOLDERS' EQUITY IN ACCORDANCE WITH US GAAP

                                                                                                            Company           Cumulative
                                                    Number                                              shares held              foreign
                                                        of                          Additional               by the             currency              Retained
                                                  ordinary            Share            paid-in          Company and          translation              earnings
                                                  shares *          capital            capital         subsidiaries          adjustments             (deficit)           Total
                                              ------------     ------------      -------------         ------------       --------------      ----------------    ------------
                                                                                                       Reported amounts
                                              --------------------------------------------------------------------------------------------------------------------------------
                                                                                                         NIS thousands
                                              --------------------------------------------------------------------------------------------------------------------------------
      BALANCE AT
       DECEMBER 31,  2004                       15,824,185          564,515      (1) 2,885,094              (80,321)      (2)(1)(218,323)     (2)(1)(1,385,510)   (1)1,765,455

      CHANGES DURING 2005:
      Net earnings                                      --               --                 --                   --                   --           (1) 350,701      (1)350,701
      Issuance of treasury stock                   193,229               --                 --               74,250                   --               (24,641)         49,609
      Issuance of stock options                         --               --             21,715                   --                   --                    --          21,715
      Unrealized gains  from

      Exercise of stock options
       granted to employees
      Exercise of stock options
       granted to employees                        129,254               --                 --                   --                   --                    --              --
      Employee stock option
       compensation expenses                            --               --             44,253                   --                   --                    --          44,253
      Derivatives (FAS 133)                             --               --             26,737                   --                   --                    --          26,737
      Cumulative foreign currency
       translation adjustments, net                     --               --                 --                   --          (1) 202,009                    --      (1)202,009
                                              ------------     ------------      -------------         ------------       --------------      ----------------    ------------
      BALANCE AS
       DECEMBER 31, 2005                         16,146,668         564,515       (1)2,984,308               (6,071)          (1)(16,314)        (1)(1,059,450)      2,466,988

      CHANGES DURING 2006
      Net loss                                          --               --                 --                   --                   --              (187,250)       (187,250)
      Previously recognized cost
        related to employee stock
        options, classified as
        liability under FAS 123R                        --               --           (116,400)                  --                   --                    --        (116,400)
      Unrealized gains  from
       available-for-sale securities                    --               --             26,415                   --                   --                    --          26,415
      Exercise of stock options
       granted to employees                        420,402               --            108,130                   --                   --                    --         108,130
      Derivatives (FAS 133)                             --               --             (7,213)                  --                   --                    --          (7,213)
      Cumulative foreign currency
       translation adjustments, net                     --               --                 --                   --             (235,928)                   --        (235,928)
                                              ------------     ------------      -------------         ------------       --------------      ----------------    ------------
      BALANCE AS
       DECEMBER 31,2006                         16,567,070          564,515          2,995,240               (6,071)            (252,242)           (1,246,700)      2,054,742
                                              ============     ============      =============         ============       ==============      ================    ============

      (1)   Restated, see Note 29 A (14)
      (2)   Reclassified
      *     Net of the Company holdings and its subsidiaries' holdings.

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 29 - MATERIAL  DIFFERENCES  BETWEEN ISRAELI AND US GAAP AND THEIR EFFECT ON
          THE FINANCIAL STATEMENTS (CONT'D)

      C.    CONDENSED  FIGURES OF M-A  INDUSTRIES,  ECI AND TELRAD  ACCORDING TO
            REGULATION S-X 4-08

      (1)   M-A INDUSTRIES CONDENSED FIGURES

      A.    AS AT DECEMBER 31,

                              Israeli GAAP    Adjustments          US GAAP     Israeli GAAP     Adjustments         US GAAP
                             -------------  -------------    -------------    -------------   -------------   -------------
                             US$ thousands  US$ thousands    US$ thousands    US$ thousands   US$ thousands   US$ thousands
                             -------------  -------------    -------------    -------------   -------------   -------------
                                                2006                                              2005*
                             ----------------------------------------------------------------------------------------------
      Current assets             1,526,136         32,292        1,558,428        1,108,638          18,659       1,127,297
      Non-current
       assets                    1,092,786         50,857        1,143,643        1,037,509          53,568       1,091,077
      Current liabilities          752,892          2,080          754,974          802,341          (1,756)        800,585
      Non-current
       liabilities                 703,425         73,592          777,017          142,591          36,724         179,315
      Minority
       interests                    30,212           (465)          29,747           26,549            (219)         26,330
      Convertible
       debentures                      675             --              675           40,479             --           40,479

      *     Restated

      B.    FOR THE YEAR ENDED DECEMBER 31,

                                                                                      2006            2005           2004
                                                                             -------------   -------------  -------------
                                                                             US$ thousands   US$ thousands  US$ thousands
                                                                             -------------   -------------  -------------
      According to Israeli GAAP:
      Revenue from sales and services                                            1,778,756       1,740,717      1,539,702
      Gross profit                                                                 606,739         681,002        595,794
      Net income according to Israeli GAAP                                          83,919        *204,828       *165,282

      Adjustment to US GAAP                                                        (24,595)        *21,272       *(41,544)
      Net income according to US GAAP                                               59,324         226,100        123,738

      *     Restated

      (2)   ECI'S CONDENSED FIGURES ACCORDING TO US GAAP

                                                                                                     2006            2005
                                                                                            -------------   -------------
                                                                                            US$ thousands   US$ thousands
                                                                                            -------------   -------------
      AS AT DECEMBER 31
      Current assets                                                                              565,196         436,205
      Non-current assets                                                                          330,684         412,530
      Current liabilities                                                                         203,376         176,989
      Non-current liabilities                                                                      44,649          48,497
      Minority interests                                                                            4,144           4,120
      FOR THE YEAR ENDED DECEMBER 31
      Revenues                                                                                    656,342         629,918
      Gross profit                                                                                268,319         262,139
      Income from continuing operations                                                            22,095          39,864
      Net income                                                                                   22,095          39,864

                                   Koor Industries Ltd. (An Israeli Corporation)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 29 - MATERIAL  DIFFERENCES  BETWEEN ISRAELI AND US GAAP AND THEIR EFFECT ON
          THE FINANCIAL STATEMENTS (CONT'D)

      C.    CONDENSED  FIGURES OF M-A  INDUSTRIES,  ECI AND TELRAD  ACCORDING TO
            REGULATION S-X 4-08

      (3)   TELRAD'S CONDENSED FIGURES ACCORDING TO US GAAP

      A.    AS AT DECEMBER 31,

                             Israeli GAAP     Adjustments         US GAAP    Israeli GAAP    Adjustments         US GAAP
                            -------------   -------------   -------------   -------------  -------------   -------------
                            NIS thousands   NIS thousands   NIS thousands   NIS thousands  NIS thousands   NIS thousands
                            -------------   -------------   -------------   -------------  -------------   -------------
                                     2006            2006            2006            2005           2005            2005
                            -------------   -------------   -------------   -------------  -------------   -------------
      Current assets              206,687              13         206,700         316,811            354         317,165
      Non-current
       assets                     112,795          89,616         202,411         149,422         74,950         224,372
      Assets attributed
        to discontinued
        operations                  1,277              --           1,277           7,748             (6)          7,742
      Current liabilities         188,702            (519)        188,183         240,553           (666)        239,887
      Non-current
       liabilities                173,241          95,722         268,963         136,324         68,820         205,144
      Liabilities
      attributed
         to discontinued
         operations                 1,056              --           1,056           2,594             --           2,594
      Minority
       interests                      949             155           1,104           1,682            785           2,467

      B.    FOR THE YEAR ENDED DECEMBER 31,

                                                                                                    2006            2005
                                                                                           -------------   -------------
                                                                                           NIS thousands   NIS thousands
                                                                                           -------------   -------------
      Loss for the year according to
        Israeli  GAAP                                                                            136,017         120,646
      Adjustment to US GAAP                                                                        9,570           4,032
      Loss according to US GAAP                                                                  145,587         124,678

      D.    SUMMARIZED  FINANCIAL  INFORMATION OF  PROPORTIONATELY  CONSOLIDATED
            COMPANIES

      (1)   TELRAD

      Telrad was included in Koor's consolidated  financial statements by the proportionate  consolidation  method  from the  fourth  quarter of 2004 until June 30, 2005.

      STATEMENT OF OPERATIONS DATA

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

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 29 - MATERIAL  DIFFERENCES  BETWEEN ISRAELI AND US GAAP AND THEIR EFFECT ON
          THE FINANCIAL STATEMENTS (CONT'D)

      D.    SUMMARIZED  FINANCIAL  INFORMATION OF  PROPORTIONATELY  CONSOLIDATED
            COMPANIES

      (2)   PROPORTIONATELY CONSOLIDATED COMPANIES OF SHERATON

      A.    AS AT DECEMBER 31,

                              Israeli GAAP     Adjustments         US GAAP    Israeli GAAP    Adjustments         US GAAP
                             -------------   -------------   -------------   -------------  -------------   -------------
                             US$ thousands   US$ thousands   US$ thousands   US$ thousands  US$ thousands   US$ thousands
                             -------------   -------------   -------------   -------------  -------------   -------------
                                      2006            2006            2006            2005           2005            2005
                             -------------   -------------   -------------   -------------  -------------   -------------
      Current assets                15,997              --          15,997          27,113             --          27,113
      Non-current
       assets                      203,807           3,647         207,454         216,191          1,837         218,028
      Current
       liabilities                 (30,472)             --         (30,472)        (50,585)            --         (50,585)
      Long-term
       liabilities                (218,037)         (3,647)       (221,684)       (217,459)        (3,287)       (220,746)

      B.    FOR THE YEAR ENDED DECEMBER 31,

                                                                                 2006              2005               2004
                                                                        -------------     -------------      -------------
                                                                        NIS thousands     NIS thousands      NIS thousands
                                                                        -------------     -------------      -------------
      Revenue from sales and services                                          64,443            89,460             83,238
      Gross profit                                                             15,619            24,446             22,710
      Net income (loss) according to
        Israeli GAAP                                                            3,299           (17,772)            (1,416)
      Adjustment to US GAAP                                                      (982)            3,902              1,078
      Net income (loss) according to
        US GAAP                                                                 2,317           (13,870)              (338)

      Cash flows from operating activities                                     12,003             7,004              5,808
      Cash flows from (used in) investing
         activities                                                            (4,251)           (3,276)               942
      Cash flows used in financing
         activities                                                            (7,743)           (1,100)            (3,584)

                                   Koor Industries Ltd. (An Israeli Corporation)

ANNEX 1 - SUBSIDIARIES (INCLUDED IN CONTINUING OPERATIONS) AS AT DECEMBER 31, 2006
--------------------------------------------------------------------------------

                                                             Percentage held in share capital
                                                            Voting rights        Equity rights
                                                            -------------        -------------
                                                                  %                    %
                                                            -------------        -------------
NAME OF SUBSIDIARY
Telrad Holdings Ltd.                                            100                   100
Koor Corporate Venture Capital (partnership)                    100                   100
Koor Holdings Ltd. (in voluntary liquidation)                   100                   100
Koor Investments Ltd.                                           100                   100
Koor Properties Ltd.                                            100                   100
Koor Shevel Ltd.                                                 55                    55
MAGAM Chemical Holdings Ltd.                                    100                   100
Solkoor Marketing and Purchasing Ltd.                           100                   100
Sheraton Moriah (Israel) Ltd.                                    56.5                  56.5
Dekolink Wireless Ltd.                                           70                    70
Microwave Networks Inc.                                          97.5                  97.5
Korin Insurance Limited                                         100                   100
Tadiran Limited (in voluntary liquidation)                      100                   100
Koor Tadiran Gemel Ltd.                                         100                   100

                                   Koor Industries Ltd. (An Israeli Corporation)

ANNEX 2 - AFFILIATED COMPANIES AS AT DECEMBER 31, 2006 - CONSOLIDATED
--------------------------------------------------------------------------------

                                            Percentage of share
                                                  capital
                                            -------------------
                                            Voting       Equity     Investment in     Excess     Long-term
                                            rights       rights         equity      cost, net      loans          Total
                                            ------       ------     -------------   ---------    ----------     ---------
                                                     %                                   NIS thousand
                                            -------------------     -----------------------------------------------------

Makhteshim-Agan Industries   Ltd. *           39.6        37.1        1,889,166        458,937           --     2,348,103
ECI Telecom Ltd. *                            28.1        27.7          746,759         (4,929)          --       741,830
Ectel Ltd. *                                  21.4        18.8           33,333         12,146           --        45,479
A.K.A. Development Ltd.                       33.3        33.3            7,314             --       26,707        34,021
Scopus Video Networks Ltd. *                  22.2        22.2           36,714            833           --        37,547
Joint-Venture - Sheraton City Tower           33.3        33.3            2,043             --           --         2,043
Telrad Networks Ltd.                          61          61            (47,719)            --       56,002         8,283
Epsilon Investment House Ltd.                 50          50             33,280         74,004           --       107,284
Mashal Alluminia Industries Ltd.              --          --               (370)            --           --          (370)
                                                                      ---------        -------       ------     ---------
                                                                      2,700,520        540,991       82,709     3,324,220
                                                                      =========        =======       ======     =========

* Publicly traded company.

                                   Koor Industries Ltd. (An Israeli Corporation)

ANNEX 3 - AFFILIATED COMPANIES AS AT DECEMBER 31, 2006 - COMPANY
--------------------------------------------------------------------------------

                                          Percentage of
                                          share capital
                                       -------------------          Par                                           Payment on       Long-term
                                       Voting       Equity         value        Investment in    Excess cost,     account of       loans and      Non-current
                                       rights       rights       of shares         equity            net            shares       capital notes      accounts        Total
                                       ------       ------       ---------      -------------    ------------     ----------     -------------    -----------     --------
                                                %                                                             NIS thousand
                                       -------------------       ---------------------------------------------------------------------------------------------------------
Telrad Holdings Ltd.                      100       100            17,895              12,812           --               750             --             --          13,562
Koor Corporate Venture Capital
   Ltd. (partnership)                     100       100                --             206,347           --                --             --             --         206,347
Koor Holdings Ltd. (in voluntary
   liquidation)                           100       100                15                (116)          --                --             --            116              --
Koor Investments Ltd.                     100       100                 1             (46,646)          --            46,175             --            416             (55)
Koor Properties Ltd.                      100       100               597              13,039           --            11,905             --             --          24,944
Koor Shevel Ltd.                           55        55                 6              (8,362)       6,874                --          7,225             --           5,737
MAGAM Chemical Holdings Ltd.              100       100                34           1,371,908           --                --             --             --       1,371,908
Makhteshim-Agan Industries Ltd.             8.1       8.1          35,298             386,149      357,209                --             --             --         743,358
ECtel Ltd.                                  2.2       2.2              15               3,420        1,318                --             --             --           4,738
Solkoor Marketing and Purchasing
   Ltd.                                   100       100                71             (17,344)          --                --         15,300          1,536            (508)
Sheraton-Moriah (Israel) Ltd.              56.5      56.5           6,013              84,872        1,364                --             --             --          86,236
Korin Insurance Limited                   100       100               563               6,828           --                --             --             --           6,828
Tadiran Limited (in voluntary
   liquidation)                           100       100            98,138             (36,446)          --                --             --             --         (36,446)
Microwave Networks Inc.                    97.5      97.5             384             (32,090)         470                --         13,952             --         (17,668)
Epsilon Investment House Ltd.              50        50             2,300              33,279       74,004                --             --             --         107,283
Dekolink Wireless Ltd.                     70        70             1,018               6,741           --                --             --             --           6,741
Subsidiaries located abroad                --        --                --                (154)          --                --             --            154              --
Mashal Alluminia Industries Ltd.                                                         (370)          --                --             --             --            (370)
                                                                                -------------    ------------     ----------     -------------    -----------     --------
                                                                                    1,983,869      441,238            58,830         36,477          2,222       2,522,636
                                                                                =============    ============     ==========     =============    ===========     ========

[Letterhead of Kost, Forer Gabbay & Kasierer, a Member of Ernst & Young Global]

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                               TO THE PARTNERS OF

                            KOOR VENTURE CAPITAL L.P.

      We have audited the  accompanying  balance sheets of Koor Venture  Capital
L.P.  (the  "Partnership")  as at December  31,  2006 and 2005,  and the related statements of operations,  changes in partners' capital and cash flows, for each of the three years,  the last of which ended December 31, 2006.  These financial
statements  are  the  responsibility  of  the  Partnership's   Management.   Our
responsibility  is to express an opinion on these financial  statements based on our audits.

      We did not audit the  financial  statements of certain  affiliate  (Scopus
Video Networks Ltd.), whose company's investments constitute NIS 37,547 thousand and NIS 44,964 thousand, as at December 31, 2006 and 2005, respectively, and its equity in losses  constitute  NIS 4,427  thousand,  NIS 755 thousand and NIS 329 thousand for the years ended December 31, 2006, 2005 and 2004, respectively. The financial  statements  of the  affiliate  were audited by other  auditors  whose reports  thereon were  furnished  to us. Our  opinion,  insofar as it relates to amounts  included  for those  companies,  is based  solely on the reports of the other auditors.

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
opinion.

In our  opinion,  based on our audits and on the reports of the  above-mentioned other auditors,  the financial  statements  referred to above present fairly, in all material respects,  the financial position of the Partnership as of December
31, 2006 and 2005 and the results of their operations,  the changes in partners'
capital  and their  cash  flows for each of the three  years,  the last of which ended December 31, 2006, in conformity with accounting  principles  generally in
Israel  which  differ in certain  respects  from those  following  in the United
States, as described in Note 9 to the financial statements.

                                       /s/ Kost, Forer Gabbay & Kasierer

Tel-Aviv, Israel                       KOST, FORER GABBAY & KASIERER
March 12, 2007                         A Member of Ernst & Young Global

 [Letterhead of Brightman Almagor & Co., a Member Firm of Deloitte Touche Tohmatsu]

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
SCOPUS VIDEO NETWORKS LTD.

We have audited the  accompanying  consolidated  balance  sheets of Scopus Video
Networks  Ltd. and its  subsidiary  ("the  Company") as of December 31, 2006 and
2005 and the related consolidated statements of operations, shareholders' equity and cash flows,  for each of the three years,  in the period ended  December 31,
2006.  These  financial  statements  are  the  responsibility  of the  Company's management.  Our  responsibility  is to express  an  opinion on these  financial statements based on our audits.

We conducted  our audits in  accordance  with  standards  of the Public  Company
Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements  are free of material  misstatement.  The Company is not  required to have,  nor were we engaged to perform,  an audit of its  internal  control  over financial reporting.  Our audit included  consideration of internal control over financial  reporting  as  a  basis  for  designing  audit  procedures  that  are appropriate  in the  circumstances,  but not for the  purpose of  expressing  an opinion on the  effectiveness  of the Company's  internal control over financial reporting.  Accordingly,  we express  no such  opinion.  An audit also  includes examining,  on a test basis,  evidence supporting the amounts and disclosures in
the  financial   statements,   assessing  the  accounting  principles  used  and
significant  estimates  made by  management,  as well as evaluating  the overall financial  statements  presentation.  We  believe  that  our  audits  provide  a reasonable basis for our opinion.

In our opinion, such consolidated financial statements referred to above present fairly,  in all material  respects,  the financial  position of the Scopus Video
Networks  Ltd.  and its  subsidiary  as of December  31, 2006 and 2005,  and the results of their  operations,  and their cash flows for each of the three years, in the period ended December 31, 2006, in conformity with accounting  principles generally accepted in the United States of America.

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

Tel Aviv, Israel
February 8, 2007, except for Note 16, as to which the date is June 11, 2007

[Letterhead of Kost, Forer Gabbay & Kasierer, a Member of Ernst & Young Global]

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                             To the shareholders of

                                  LYCORED LTD.

      We have audited the  accompanying  consolidated  balance sheets of Lycored
Ltd. ("the Company") and its  subsidiaries as of December 31, 2006 and 2005, and the related  consolidated  statements of  operations,  changes in  shareholders'
equity and cash flows for each of the three years in the period  ended  December
31, 2006 (not presented  separately herein).  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

      We did not audit the financial statements of a certain subsidiary (Lycored
Corp.  last years  Lycored  Limited),  whose  assets  included in  consolidation constitute approximately 28% and 21% of total consolidated assets as of December
31,  2006 and 2005,  and whose  revenues  included in  consolidation  constitute approximately  43%,  34% and 37% of total  consolidated  revenues  for the three years  ended  December  31,  2006.  Those  financial  statements,  presented  in accordance with accounting  principles  generally  accepted in the United States
(last year in accordance with accounting  principles  generally  accepted in the
United Kingdom and including  reconciliation to United States generally accepted accounting  principles),  were audited by other auditors whose reports as of and for the three years ended December 31, 2006,  have been furnished to us, and our opinion,  insofar as it relates to the amounts utilized by Company's  management
(before  reconciliation to Israel generally accepted  accounting  principles) of and for the years ended December 31, 2006, 2005 and 2004, is based solely on the reports of the other auditors.

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
opinion.

      In our opinion, based on our audits and the reports of other auditors, the consolidated  financial  statements  referred to above  present  fairly,  in all material  respects,  the consolidated  financial position of the Company and its subsidiaries as of December 31, 2006 and 2005, and the  consolidated  results of their  operations and cash flows for each of the three years in the period ended of December 31, 2006, in conformity with Israel  generally  accepted  accounting principles,  which differ in certain  respects from those followed in the United
States, as described in Note 22 to the consolidated financial statements.

                                       /s/ Kost, Forer Gabbay & Kasierer

Tel-Aviv, Israel                       KOST, FORER GABBAY & KASIERER
February 15, 2007                      A Member of Ernst & Young Global

        [Letterhead of Freeman & Davis LLP, Certified Public Accountants]

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------

To the Board of Directors and Shareholders of
LycoRed Corp.:

      We have audited the balance sheet of LycoRed Corp.  (the  "Company") as of
December 31, 2006, and the related  statements of operations  and  stockholder's equity (deficit) and cash flows for year then ended. These financial  statements are  the  responsibility  of  the  Company's  Board  of  Directors  and  of  its
Management.  Our  responsibility  is to express  an  opinion on these  financial statements based on our audit.

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

      In our opinion,  based on our audit, the financial  statements referred to above present fairly, in all material  respects,  the financial  position of the
Company as of December 31, 2006 and the results of its  operations,  the changes in stockholder's  equity (deficit) and its cash flows for the year then ended in conformity with International  Financial Reporting Standards which do not differ from those followed in the United States.

                                       /s/ Freeman & Davis LLP

New York, New York
January 11, 2007

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

           [Letterhead of Hoberman, Miller, Goldstein & Lesser, P.C.]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
Microwave Networks, Inc. and Subsidiaries

We have  audited  the  accompanying  consolidated  balance  sheets of  Microwave
Networks,  Inc.  and  Subsidiaries  as of December  31,  2006 and 2005,  and the
related  consolidated  statements of operations,  stockholders' equity (deficit)
and cash flows for the years then ended. These consolidated financial statements are the  responsibility of the Company's  management.  Our  responsibility is to express an  opinion  on these  consolidated  financial  statements  based on our audits.

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

In our opinion, the consolidated  financial statements referred to above present fairly, in all material respects,  the financial position of Microwave Networks,
Inc. and Subsidiaries as of December 31, 2006 and 2005, and the results of their operations  and their cash flows for the years then ended,  in  conformity  with accounting principles generally accepted in the United States of America.

Accounting  principles  generally  accepted in the United States vary in certain significant  respects from accounting  principles  generally accepted in Israel.
Application of accounting  principles  generally accepted in Israel did not have any effect on the results of operations, stockholders' equity and cash flows for the years ended December 31, 2006 and 2005.

                   /s/ Hoberman, Miller, Goldstein & Lesser, CPA'S, P.C.

New York,
New York
February 2, 2007

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

[Letterhead of Kost, Forer Gabbay & Kasierer, a Member of Ernst & Young Global]

                         REPORT OF INDEPENDENT AUDITORS

                             TO THE VENTURERS OF THE
                       JOINT VENTURE - SHERATON CITY TOWER

      We have audited the balance  sheets of the Joint  Venture - Sheraton  City
Tower ("the Joint  Venture") as of December  31, 2006 and 2005,  and the related statements of  operations,  changes in venturers'  deficiency and cash flows for the three years in the period ended December 31, 2006 (not presented  separately herein).  These  financial  statements  are  the  responsibility  of  the  Joint
Venture's  management.  Our  responsibility  is to  express  an opinion on these financial statements based on our audits.

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

      In our  opinion,  the  financial  statements  referred  to above,  present fairly, in all material respects, the financial position of the Joint Venture as of December  31, 2006 and 2005 and the  results of its  operations  and its cash flows of the three years in the period ended  December 31, 2006,  in  conformity with Israel generally accepted  accounting  principles,  which differ in certain respects from those  followed in the United  States,  as described in Note 18 to the financial statements.

                                       /s/ Kost, Forer Gabbay & Kasierer

Tel-Aviv, Israel                       KOST, FORER GABBAY & KASIERER
February 14, 2007                      A Member of Ernst & Young Global

 [Letterhead of Brightman Almagor & Co., a Member Firm of Deloitte Touche Tohmatsu]

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF
HERODS HOTEL SPA AND RECREATION LTD

We have audited the accompanying consolidated balance sheets of Herods Hotel Spa and  Recreation  Ltd.  (hereinafter - the "Company") as at December 31, 2006 and
2005,  and the  related  statements  of  operations,  changes  in  shareholders'
deficiency, and cash flows, for each of the years in the three year period ended
December 31, 2006.  These  financial  statements are the  responsibility  of the
Company's  Board of  Directors  and its  Management.  Our  responsibility  is to express an opinion on these financial statements based on our audits.

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
significant  estimates  made  by  the  company's  Board  of  Directors  and  its
Management,  as well as evaluating the overall financial statement presentation.
We believe that our audit, provide a reasonable basis for our opinion.

In our opinion,  based on our audit, the financial  statements referred to above present  fairly,  in  all  material  respects,  the  financial  position  of the consolidated  financial  position  of the  Company  and its  subsidiaries  as at
December 31, 2006 and 2005, and the results of their operations,  the changes in shareholders'  deficiency and their cash flows on a consolidated  basis for each of the three  years in the  three  year  period  ended  December  31,  2006,  in conformity with generally accepted accounting principles in Israel.

Accounting  principles  generally accepted in Israel vary in certain significant respects from accounting  principles  generally accepted in the United States of
America  (US  GAAP).  Information  related  to the  nature  and  effect  of such differences is presented in Note 26 to the financial statements.

/s/ Brightman Almagor & Co.
Brightman Almagor & Co.
Certified Public Accountants (Isr.)
A member firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
February 15, 2007

 [Letterhead of Brightman Almagor & Co., a Member Firm of Deloitte Touche Tohmatsu]

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF
KOORSHEVEL LTD.

We have audited the accompanying balance sheets of KOORSHEVEL (the "Company") as of  December  31,  2006  and  2005  and the  related  statements  of  operations shareholders'  equity, for each of the three years, in the period ended December
31, 2006.  These financial  statements are the  responsibility  of the Company's management.  Our  responsibility  is to express  an  opinion on these  financial statements based on our audits.

We conducted  our audits in  accordance  with  standards  of the Public  Company
Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements  are free of material  misstatement.  The Company is not  required to have,  nor were we engaged to perform,  an audit of its  internal  control  over financial reporting.  Our audit included  consideration of internal control over financial  reporting  as  a  basis  for  designing  audit  procedures  that  are appropriate  in the  circumstances,  but not for the  purpose of  expressing  an opinion on the  effectiveness  of the Company's  internal control over financial reporting.  Accordingly,  we express  no such  opinion.  An audit also  includes
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
as of December 31, 2006 and 2005,  and the results of operations and the changes in shareholders' equity of the Company for each of the three years in the period ended  December 31, 2006, in conformity  with  accounting  principles  generally accepted in Israel.

As explained in Note 2, these  financial  statements  are  presented in reported amounts,  in accordance with the accounting  standards of the Israeli Accounting
Standards Board.

Accounting  principles  generally accepted in Israel vary in certain significant respects from accounting  principles  generally accepted in the United States of
America  (U.S.  GAAP).  The  effect  of the  application  of the  latter  on the financial positions as of December 31, 2006 and on the results of operations for the year then ended is summarized in Note 8.

/s/ Brightman Almagor & Co.
Brightman Almagor & Co.
Certified Public Accountants (Isr.)
A member firm of Deloitte Touche Tohmatsu

Tel Aviv, February 15, 2007

           [Letterhead of Hoberman, Miller, Goldstein & Lesser, P.C.]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
Dekolink Americas, Inc.

We have audited the accompanying balance sheets of Dekolink Americas, Inc. as of
December  31,  2006 and 2005,  and the  related  statements  of  operations  and retained  earnings  and cash flows for the year ended  December 31, 2006 and for the period July 28, 2005 (date of  incorporation)  to December 31,  2005.  These consolidated  financial  statements  are  the  responsibility  of the  Company's management.  Our  responsibility is to express an opinion on these  consolidated financial statements based on our audits.

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

In our opinion, the consolidated  financial statements referred to above present fairly, in all material  respects,  the financial position of Dekolink Americas,
Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the year ended December 31, 2006 and for the period July 28, 2005
(date of  incorporation)  to December 31, 2005,  in conformity  with  accounting principles generally accepted in the United States of America.

Accounting  principles  generally  accepted in the United States vary in certain significant  respects from accounting  principles  generally accepted in Israel.
Application of accounting  principles  generally accepted in Israel did not have any effect on the results of operations, stockholder's equity and cash flows for the year  ended  December  31,  2006 and for the period  July 28,  2005 (date of incorporation) to December 31, 2005.

                   /s/ Hoberman, Miller, Goldstein & Lesser, CPA'S, P.C.

New York, New York
February 5, 2007

MAKHTESHIM AGAN (UK) LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE SHAREHOLDERS OF MAKHTESHIM AGAN (UK) LIMITED

We have audited the accompanying balance sheets of Makhteshim Agan (Uk) Limited.
(hereinafter  - "the Company") as at December 31, 2006 and 2005, and the related statements of income,  changes in shareholder's  equity and cash flows, for each of the three year period ended December 31, 2006. These financial statements are the  responsibility of the Company's Board of Directors and its Management.  Our
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
Company's internal control over financial reporting.  Accordingly, we express no such opinion. An audit includes examining,  on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting  principles used and significant  estimates made by the company's  Board of Directors and by its  management,  as well as evaluating the overall  financial  statement  presentation.  We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion,  based on our audits, the financial statements referred to above present fairly, in all material respects,  the financial position of the Company as at  December  31,  2006 and 2005 and the  results  of their  operations,  the changes in shareholders' equity and their cash flows for each of the three years in three year period ended  December  31, 2006,  in  conformity  with  generally accepted accounting principles in United Kingdom.

Accounting  principles  generally  accepted  in United  Kingdom  vary in certain significant respects from accounting principles generally accepted in the United
States of America (US GAAP) and Israel  (Israeli GAAP).  Information  related to the  nature  and  effect  of such  differences  is  presented  in Note 26 to the financial statements.

As  explained  in Note 27,  these  financial  statements  are  prepared  in U.S.
dollars, which the company has designated as its functional currency.

/s/ Goodman Jones LLP

Goodman Jones LLP

London, England

Date: 6 February 2007

[Letterhead of Kost, Forer Gabbay & Kasierer, a Member of Ernst & Young Global]

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

                             To the shareholders of

                          EPSILON INVESTMENT HOUSE LTD.

      We have audited the  accompanying  consolidated  balance sheets of Epsilon
Investment  House Ltd. ("the  Company") and its  subsidiaries as of December 31,
2006,  and  the  related  consolidated  statements  of  operations,  changes  in shareholders'  equity and cash flows for the year then  ended.  These  financial
statements   are  the   responsibility   of  the   Company's   management.   Our
responsibility  is to express an opinion on these financial  statements based on our audits.

      We conducted  our audits in  accordance  with the  standards of the Public
Company  Accounting  Oversight  Board  (United  States) and in  accordance  with generally accepted auditing  standards in Israel,  including those prescribed by the Auditors' Regulations (Auditor's Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable  assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the  company's  internal  control over  financial reporting.  An audit includes  consideration  of internal control over financial reporting as a basis for designing audit  procedures that are appropriate in the circumstances,  but  not  for  the  purpose  of  expressing  an  opinion  on the effectiveness  of the  Company's  internal  control  over  financial  reporting.
Accordingly,  we express no such opinion. An audit also includes examining, on a test basis,  evidence  supporting  the amounts and  disclosures in the financial statements,  assessing the accounting  principles used and significant estimates made by management, and evaluating the overall financial statement presentation.
We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, based on our audits, the consolidated financial statements referred to above present fairly,  in all material  respects,  the  consolidated financial  position of the Company and its subsidiaries as of December 31, 2006, and the  consolidated  results of their  operations  and cash flows for the year then ended, in conformity with Israel generally accepted accounting  principles, which differ in certain  respects from those followed in the United  States,  as described in Note 25 to the consolidated financial statements.

                                       /s/ Kost, Forer Gabbay & Kasierer

Tel-Aviv, Israel                       KOST, FORER GABBAY & KASIERER
March 7, 2007                          A Member of Ernst & Young Global

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
Country:                                  POLAND
Date:                                     FEBRUARY 20, 2006

             [Letterhead of Blick Rothenberg, Chartered Accountants]

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM TO THE SHAREHOLDERS OF
BALTON CP LIMITED

We have  audited  the  accompanying  consolidated  balance  sheets  of Balton CP
Limited  ("the  company)  at  December  31,  2005  and  2004,  and  the  related consolidated  statements  of income,  changes in  shareholders'  equity and cash flows for each of the three years in the  three-year  period ended  December 31,
2005. These  consolidated  financial  statements are the  responsibility  of the company's Board of directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing  standards of the Public Company  Accounting  Oversight  Board
(United States).  Those standards  require that we plan and perform the audit to obtain reasonable  assurance about whether the financial  statements are free of material misstatement.  The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included  consideration of internal control over financial  reporting as a basis for designing audit  procedures that are appropriate in the  circumstances,  but not for the  purpose  of  expressing  an  opinion  on the  effectiveness  of the company's internal control over financial reporting.  Accordingly, we express no such  opinion.  An audit also  includes  examining,  on a test  basis,  evidence supporting the amounts and  disclosures in the financial  statements,  assessing the accounting principles used and significant estimates made by management,  as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion,  based on our audits, the financial statements referred to above present fairly, in all material respects,  the financial position of the company and its subsidiary undertakings as at December 31, 2005 and 2004 and the results of its  operations  and its  cash  flows  for  each of the  three  years  in the three-year  period ended  December  31,  2005,  in  conformity  with  accounting principles generally accepted in United States.

/s/ Blick Rothenberg

Blick Rothenberg
Chartered Accountants
London, England

21 March 2006

                                                 Makhteshim-Agan Industries Ltd.

FINANCIAL STATEMENTS AS AT DECEMBER 31, 2006
--------------------------------------------------------------------------------

CONTENTS                                                                   PAGE
                                                                           ----

       [Letterhead of Somekh Chaikin, a Member Firm of KPMG International]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM TO THE SHAREHOLDERS OF
MAKHTESHIM-AGAN INDUSTRIES LTD.

We have audited the accompanying  balance sheets of  Makhteshim-Agan  Industries
Ltd.  (hereinafter  - "the  Company") as at December 31, 2006 and 2005,  and the
consolidated  balance sheets of the Company and its subsidiaries  (hereinafter -
"the  Consolidated")  as at December 31, 2006 and 2005,  and the  statements  of
income,   changes  in  shareholders'   equity  and  cash  flows  -  Company  and
consolidated - for each of the years in the three-year period ended December 31,
2006. These financial  statements are the  responsibility of the Company's Board of Directors and its Management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain subsidiaries, the assets of which  included  in the  consolidation  constitute  4%  and  3.3%  of the  total consolidated  assets as at December 31, 2006 and 2005,  respectively,  and total revenues of which included in the consolidation  constitute 4.1%, 3.4% and 6% of the total consolidated  revenues for the years ended December 31, 2006, 2005 and
2004 respectively.  The financial  statements of those subsidiaries were audited by other  auditors  whose  reports  have been  furnished  to us and our opinion, insofar as it relates to the  amounts  included  for those  companies,  is based solely on the reports of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards including those prescribed under the Auditors'  Regulations (Manner of Auditors'
Performance),  1973. Those standards  require that we plan and perform the audit to  obtain  reasonable  assurance  that  the  financial  statements  are free of material  misstatement.  An audit includes examining,  on a test basis, evidence supporting  the amounts and  disclosures in the financial  statements.  An audit also includes assessing the accounting principles used and significant estimates made by the  Company's  Board of  Directors  and by its  Management,  as well as evaluating the overall  financial  statement  presentation.  We believe that our audits and the  reports of other  auditors  provide a  reasonable  basis for our opinion.

In our opinion,  based on our audits and on the reports of other  auditors,  the financial statements referred to above present fairly, in all material respects, in conformity  with  generally  accepted  accounting  principles in Israel,  the financial position of the Company and the consolidated financial position of the
Company  and its  subsidiaries,  as at  December  31,  2006 and 2005,  and their results of the operations  and cash flows - Company and  consolidated - for each of the years in the three-year period ended December 31, 2006.  Furthermore,  in our opinion,  these  statements  are prepared in accordance  with the Securities
Regulations (Preparation of Annual Financial Statements), 1993.

Accounting  principles  generally accepted in Israel vary in certain significant respects from accounting  principles  generally accepted in the United States of
America (US GAAP).  Application  of US GAAP  impacted the  consolidated  balance sheets as at December 31, 2006 and 2005, and the  statements of income,  changes in  shareholders'  equity and cash flows for each of the years in the three-year period  ended  December  31,  2006,  as  detailed  in Note  35 to the  financial statements.

As  explained  in Note 2A. to the  financial  statements,  since  the  Company's functional currency is the U.S. dollar,  these financial statements are prepared in U.S. dollars.

/s/ Somekh Chaikin

Somekh Chaikin
Certified Public Accountants (Isr.)

Tel-Aviv, Israel
March 12, 2007

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

                                                                                         As at December 31
                                                                                 --------------------------------
                                                                                          2006               2005
                                                                                 -------------      -------------
                                                                         Note    US$ thousands      US$ thousands
                                                                    ---------    -------------      -------------
CURRENT ASSETS
Cash and cash equivalents                                                              324,362             71,293
Short-term investments                                                                   1,706              1,269
Trade receivables                                                           3          486,368            383,246
Other receivables                                                           4          106,372             86,414
Inventories                                                                 6          607,328            566,416
                                                                                 -------------      -------------
                                                                                     1,526,136          1,108,638
                                                                                 -------------      -------------
LONG-TERM INVESTMENTS, LOANS AND RECEIVABLES

Affiliated companies                                                                     2,496                 --

Other investments and receivables                                           8           46,125          ** 37,562
                                                                                 -------------      -------------
                                                                                        48,621             37,562
                                                                                 -------------      -------------
FIXED ASSETS                                                                9
Cost                                                                                   972,980            884,480
Less - accumulated depreciation                                                        461,570            421,114
                                                                                 -------------      -------------
                                                                                       511,410            463,366
                                                                                 -------------      -------------
OTHER LONG-TERM ASSETS AND DEFERRED EXPENSES                               10
Cost                                                                                   865,125            814,043
Less - accumulated amortization                                                        332,370            277,462
                                                                                 -------------      -------------
                                                                                       532,755          * 536,581
                                                                                 -------------      -------------

                                                                                 -------------      -------------
                                                                                     2,618,922          2,146,147
                                                                                 =============      =============

*     Restated - see Note 2Z.
**    Reclassified

                                                 Makhteshim-Agan Industries Ltd.

--------------------------------------------------------------------------------

                                                                                         As at December 31
                                                                                 --------------------------------
                                                                                          2006               2005
                                                                                 -------------      -------------
                                                                         Note    US$ thousands      US$ thousands
                                                                    ---------    -------------      -------------
CURRENT LIABILITIES
Credit from banks                                                          11           99,850            248,038
Trade payables                                                             12          369,574            338,598
Other payables                                                             13          271,413           *201,647
Proposed dividend payable                                                                   --             14,058
Convertible debentures                                                    a15           12,055                 --
                                                                                 -------------      -------------
                                                                                       752,892            802,341
                                                                                 -------------      -------------
LONG-TERM LIABILITIES
Loans from banks                                                           14           45,012             35,584
Convertible debentures                                                     15              675             40,479
Debentures                                                                 16          554,728                 --
Other long-term liabilities                                                17            3,407              4,314
Deferred taxes                                                             18           62,147           **74,679
Employee severance benefits, net                                           19           38,131             28,014
                                                                                 -------------      -------------
                                                                                       704,100            183,070
                                                                                 -------------      -------------
MINORITY INTEREST                                                                       30,212            *26,549
                                                                                 -------------      -------------

COMMITMENTS AND CONTINGENT LIABILITIES                                     20

SHAREHOLDERS' EQUITY                                                       22        1,131,718         *1,134,187
                                                                                 -------------      -------------

                                                                                 -------------      -------------
                                                                                     2,618,922          2,146,147
                                                                                 =============      =============

/s/ Avraham Bigger                     /s/ Raanan Cohen                       /s/ Ran Midan
----------------------------------     ----------------------------------     ----------------------------------
Avraham Bigger                         Raanan Cohen                           Ran Midan
Chief Executive Officer                Director                               Chief Financial Officer
Chairman of the Board of Directors

Approval date of the financial statements: March 12, 2007

*     Restated - see Note 2Z.
**    Reclassified

The notes and appendix to the financial statements are an integral part thereof.

                                                 Makhteshim-Agan Industries Ltd.

COMPANY BALANCE SHEETS
--------------------------------------------------------------------------------

                                                                                         As at December 31
                                                                                 --------------------------------
                                                                                          2006               2005
                                                                                 -------------      -------------
                                                                         Note    US$ thousands      US$ thousands
                                                                    ---------    -------------      -------------
CURRENT ASSETS
Cash and cash equivalents                                                              225,080              8,837
Other receivables                                                           4              606             14,613
Loans to investee companies                                                 5           54,909             39,880
                                                                                 -------------      -------------
                                                                                       280,595             63,330
                                                                                 -------------      -------------

LONG-TERM INVESTMENTS, LOANS AND RECEIVABLES
Investee companies                                                          7        1,416,217         *1,170,621
Bank deposits                                                               8           10,927             19,176
Deferred taxes                                                             18           10,160              7,234
                                                                                 -------------      -------------
                                                                                     1,437,304          1,197,031
                                                                                 -------------      -------------

OFFICE FURNITURE AND EQUIPMENT, NET                                                        802                769
                                                                                 -------------      -------------
DEFERRED EXPENSES                                                          10               53                346
                                                                                 -------------      -------------
                                                                                     1,718,754          1,261,476
                                                                                 =============      =============
CURRENT LIABILITIES
Credit from banks                                                          11               --             59,000
Other payables                                                             13           14,283              9,887
Proposed dividend payable                                                                   --             14,200
Convertible debentures                                                    a15           12,055                 --
                                                                                 -------------      -------------
                                                                                        26,338             83,087
                                                                                 -------------      -------------
LONG-TERM LIABILITIES
Convertible debentures                                                    b15              675             40,066
Debentures                                                                 16          554,728                 --
Employee severance benefits, net                                           19            5,295              4,136
                                                                                 -------------      -------------
                                                                                       560,698             44,202
                                                                                 -------------      -------------
COMMITMENTS AND CONTINGENT LIABILITIES                                     20

SHAREHOLDERS' EQUITY                                                       21        1,131,718         *1,134,187
                                                                                 -------------      -------------
                                                                                     1,718,574          1,261,476
                                                                                 =============      =============

/s/ Avraham Bigger                     /s/ Raanan Cohen                       /s/ Ran Midan
----------------------------------     ----------------------------------     ----------------------------------
Avraham Bigger                         Raanan Cohen                           Ran Midan
Chief Executive Officer                Director                               Chief Financial Officer
Chairman of the Board of Directors

Approval date of the financial statements: March 12, 2007

*     Restated - see Note 2Z.

The notes and appendix to the financial statements are an integral part thereof.

                                                 Makhteshim-Agan Industries Ltd.

CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------

                                                                                     For the year ended December 31
                                                                          --------------------------------------------------
                                                                                   2006              2005               2004
                                                                          -------------     -------------      -------------
                                                                 Note     US$ thousands     US$ thousands      US$ thousands
                                                            ---------     -------------     -------------      -------------
Revenues                                                           24         1,778,756         1,740,717          1,539,702
Cost of sales                                                      25         1,172,017         1,059,715            943,908
                                                                          -------------     -------------      -------------
GROSS PROFIT                                                                    606,739           681,002            595,794
                                                                          -------------     -------------      -------------
EXPENSES
Research and development, net                                      26            19,001            20,628             19,480
Selling and marketing                                              27           303,177           267,918            220,212
General and administrative                                         28            80,767           *62,051            *67,160
                                                                          -------------     -------------      -------------
                                                                                402,945           350,597            306,852
                                                                          -------------     -------------      -------------
OPERATING INCOME                                                                203,794           330,405            288,942

Financing expenses, net                                            29            44,244            34,573             27,571
                                                                          -------------     -------------      -------------
INCOME BEFORE OTHER EXPENSES, NET                                               159,550           295,832            261,371

Other expenses, net                                                30            74,641            44,211             42,735
                                                                          -------------     -------------      -------------
INCOME BEFORE TAXES ON INCOME                                                    84,909          *251,621           *218,636

Taxes on income                                                    18            (1,438)           39,952             52,334
                                                                          -------------     -------------      -------------
INCOME AFTER TAXES ON INCOME                                                     86,347           211,669            166,302

Company's share in earnings of affiliate                                            254                --                 --

Minority interest in income of
 subsidiaries, net                                                               (2,682)           (4,816)            (1,020)
                                                                          -------------     -------------      -------------
INCOME FROM CONTINUING OPERATIONS                                                83,919           206,853            165,282

Cumulative effect as at beginning of the
 year of change in accounting method                               2R                --            (2,025)                --
                                                                          -------------     -------------      -------------
NET INCOME                                                                       83,919         *204, 828           *165,282
                                                                          =============     =============      =============

                                                                                    US$               US$                US$
                                                                          -------------     -------------      -------------
EARNINGS PER SHARE                                                 32
Basic earnings per share                                                           0.19            **0.49            ** 0.43
                                                                          =============     =============      =============
Fully diluted earnings per share                                                   0.19              0.44            ** 0.38
                                                                          =============     =============      =============

*     Restated - see Note 2Z.
**    Restated - see Note 2S.

The notes and appendix to the financial statements are an integral part thereof.

                                                 Makhteshim-Agan Industries Ltd.

COMPANY STATEMENTS OF INCOME
--------------------------------------------------------------------------------

                                                                                     For the year ended December 31
                                                                          --------------------------------------------------
                                                                                   2006              2005               2004
                                                                          -------------     -------------      -------------
                                                                 Note     US$ thousands     US$ thousands      US$ thousands
                                                            ---------     -------------     -------------      -------------
INCOME
Company's equity in income of investee
 companies, net                                                                  74,480          *216,697           *163,161
Management fees from investee companies                                          13,994            14,208             13,559
                                                                          -------------     -------------      -------------
                                                                                 88,474           230,905            176,720
                                                                          -------------     -------------      -------------
EXPENSES
General and administrative                                         28            19,499            12,990             15,371
                                                                          -------------     -------------      -------------
                                                                                 19,499            12,990             15,371
                                                                          -------------     -------------      -------------
OPERATING INCOME                                                                 68,975           217,915            161,349

Financing expenses (income), net                                   29           (11,813)            9,055             (5,036)
                                                                          -------------     -------------      -------------
INCOME BEFORE OTHER EXPENSES                                                     80,788           208,860            166,385

Other expenses, net                                                30               392                 6              1,850
                                                                          -------------     -------------      -------------
INCOME BEFORE TAXES ON INCOME                                                    80,396           208,854            164,535

Taxes on income                                                    18            (3,523)            4,026               (747)
                                                                          -------------     -------------      -------------
NET INCOME                                                                       83,919          *204,828           *165,282
                                                                          =============     =============      =============

                                                                                    US$               US$                US$
                                                                          -------------     -------------      -------------
EARNINGS PER SHARE                                                 32
Basic earnings per share                                                           0.19           ** 0.49            ** 0.43
                                                                          =============     =============      =============
Fully diluted earnings                                                             0.19              0.44            ** 0.38
                                                                          =============     =============      =============

*    Restated - see Note 2Z.
**   Restated - see Note 2S.

The notes and appendix to the financial statements are an integral part thereof.

                                                 Makhteshim-Agan Industries Ltd.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------

                                                                                                                                              Dividend
                                                                                                                                              proposed                         Company shares
                                                                                                  Receipts from                             subsequent                            held by the
                                                                   Share             Premium        issuance of            Capital      to the balance            Retained        Company and
                                                                 capital           on shares            options           reserves          sheet date            earnings    by a subsidiary              Total
                                                          --------------       -------------    ---------------      -------------      --------------       -------------    ---------------      -------------
                                                           US$ thousands       US$ thousands      US$ thousands      US$ thousands       US$ thousands       US$ thousands      US$ thousands      US$ thousands
                                                          --------------       -------------    ---------------      -------------      --------------       -------------    ---------------      -------------

BALANCE AS AT DECEMBER 31, 2003                                  103,793             369,543              3,912             (5,393)              7,200             229,914            (15,428)           693,541
Employee options exercised                                           578                (578)                --                 --                  --                  --                 --                 --
Conversion of convertible debentures into shares                   3,974              35,581                 --                 --                  --                  --                 --             39,555
Options exercised                                                    913               9,637               (903)                --                  --                  --                 --              9,647
Adjustments deriving from translation of
 financial statements of investee companies                           --                  --                 --              2,825                  --                  --                 --              2,825
Realization of Company shares held by a subsidiary                    --               3,304                 --                 --                  --                  --              4,196              7,500
Dividend                                                              --                  --                 --                 --              (7,200)            (36,900)                --            (44,100)
Dividend proposed subsequent to the balance sheet date                --                  --                 --                 --              12,700             (12,700)                --                 --
Net income for the year ended December 31, 2004                       --                  --                 --                 --                  --            *165,282                 --           *165,282
                                                          --------------       -------------    ---------------      -------------      --------------       -------------    ---------------      -------------
BALANCE AS AT DECEMBER 31, 2004                                  109,258             417,487              3,009             (2,568)             12,700            *345,596            (11,232)          *874,250
Employee options exercised                                           416                (416)                --                 --                  --                  --                 --                 --
Conversion of convertible debentures into shares                   7,807             138,852                 --                 --                  --                  --                 --            146,659
Options exercised                                                  2,910              31,014             (3,009)                --                  --                  --                 --             30,915
Adjustments deriving from translation of
 financial statements of investee companies                           --                  --                 --             (2,701)                 --                  --                 --             (2,701)
Realization of Company shares held by a subsidiary                    --               2,324                 --                 --                  --                  --              1,524              3,848
Acquisition of Company shares                                         --                  --                 --                 --                  --                  --            (65,661)           (65,661)
Tax benefit from options to employees                                 --                  --                 --              1,554                  --                  --                 --              1,554
Dividend                                                              --                  --                 --                 --             (12,700)            (46,805)                --            (59,505)
Dividend proposed subsequent to the balance sheet date                --                  --                 --                 --              23,500             (23,500)                --                 --
Net income for the year ended December 31, 2005                       --                  --                 --                 --                  --            *204,828                 --          * 204,828
                                                          --------------       -------------    ---------------      -------------      --------------       -------------    ---------------      -------------
BALANCE AS AT DECEMBER 31, 2005                                  120,391             589,261                 --             (3,715)             23,500            *480,119            (75,369)       * 1,134,187
                                                          --------------       -------------    ---------------      -------------      --------------       -------------    ---------------      -------------

*     Restated - see Note 2Z.

                                                 Makhteshim-Agan Industries Ltd.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------

                                                                                                                          Proposed
                                                                                                                          dividend                         Company shares
                                                                                                                        subsequent                            held by the
                                                                   Share             Premium            Capital         to balance           Retained         Company and
                                                                 capital           on shares         reserves**         sheet date           earnings     by a subsidiary              Total
                                                          --------------       -------------    ---------------      -------------     --------------     ---------------    ---------------
                                                           US$ thousands       US$ thousands      US$ thousands      US$ thousands      US$ thousands       US$ thousands      US$ thousands
                                                          --------------       -------------    ---------------      -------------     --------------     ---------------    ---------------
BALANCE AS AT DECEMBER 31, 2005                                  120,391             589,261             (3,715)            23,500           *480,119             (75,369)        *1,134,187
Employee options exercised                                           651                (651)                --                 --                 --                  --                 --
Conversion of convertible debentures into shares                   2,190              25,442                 --                 --                 --                  --             27,632
Acquisition of Company shares (see Note 22C)                          --                  --                 --                 --                 --             (68,827)           (68,827)
Tax benefit from options to employees                                 --                  --              1,146                 --                 --                  --              1,146
Expenses in respect of options to employees                           --                  --              2,412                 --                 --                  --              2,412
Dividend                                                              --                  --                 --            (23,500)           (28,127)                 --            (51,627)
Net income for the year ended December 31, 2006                       --                  --                 --                 --             83,919                  --             83,919
Adjustments deriving from translation of
 financial statements of investee companies                           --                  --              2,876                 --                 --                  --              2,876
                                                          --------------       -------------    ---------------      -------------     --------------       -------------    ---------------
BALANCE AS AT DECEMBER 31, 2006                                  123,232             614,052              2,719                 --            535,911            (144,196)         1,131,718
                                                          ==============       =============    ===============      =============     ==============       =============    ===============

*     Restated - see Note 2Z.
**    Capital reserves includes expenses in respect of options to employees in an amount of $ 2.4 million and tax benefit in respect of options to employees in an amount of $ 2.7 million.

The notes and appendix to the financial statements are an integral part thereof.

                                                 Makhteshim-Agan Industries Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

                                                                                     For the year ended December 31
                                                                   ---------------------------------------------------------------
                                                                            2006                     2005                     2004
                                                                   -------------            -------------            -------------
                                                                   US$ thousands            US$ thousands            US$ thousands
                                                                   -------------            -------------            -------------

CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                83,919                * 204,828                * 165,282
Adjustments to reconcile net income to net cash flows
 from operating activities (see A. below)                                 43,958                * (21,670)                * 50,371
                                                                   -------------            -------------            -------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                127,877                  183,158                  215,653
                                                                   -------------            -------------            -------------
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of fixed assets                                              (70,552)                 (50,415)                 (38,823)
Investment grant received                                                    466                    1,226                      686
Additions to other assets                                                (42,884)                 (38,270)                 (33,749)
Investment in affiliates                                                  (2,033)                      --                       --
Short-term investments, net                                                   --                      194                     (463)
Investments in newly consolidated companies (see B. below)               (28,689)                  (8,882)                 (72,152)
Proceeds from realization of investment in previously
 consolidated subsidiary (C)                                               6,047                       --                       --
Proceeds from disposal of fixed assets                                       690                      334                      574
Proceeds from sale of long-term investments                                   --                       --                    2,819
Other long-term investments                                                   --                       --                     (828)
Acquisition of minority interest in subsidiaries                          (2,406)                    (970)                  (1,056)
                                                                   -------------            -------------            -------------
NET CASH USED IN INVESTING ACTIVITIES                                   (139,361)                 (96,783)                (142,992)
                                                                   -------------            -------------            -------------
CASH FLOWS FROM FINANCING ACTIVITIES
Receipt of long-term loans from banks                                     43,001                    3,846                   24,700
Repayment of long-term loans and liabilities from banks
 and others                                                              (41,042)                 (85,075)                (227,851)
Issuance of convertible debentures less issuance expenses                     --                       --                  147,450
Issuance of debentures, less issuance expenses                           554,466                       --                       --
Increase (decrease) in short-term credit from banks and
 others, net                                                            (154,393)                 119,457                    4,222
Proceeds from options exercised                                               --                   30,915                    9,647
Acquisition of Company shares by the Company                             (68,827)                 (65,661)                      --
Dividend to shareholders                                                 (65,685)                 (56,647)                 (39,900)
Dividend to minority shareholders in subsidiaries                         (2,967)                  (2,394)                    (301)
                                                                   -------------            -------------            -------------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                      264,553                  (55,559)                 (82,033)
                                                                   -------------            -------------            -------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                         253,069                   30,816                   (9,372)

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR                        71,293                   40,477                   49,849
                                                                   -------------            -------------            -------------
CASH AND CASH EQUIVALENTS AT END OF THE YEAR                             324,362                   71,293                   40,477
                                                                   =============            =============            =============

*     Restated - see Note 2Z.

The notes and appendix to the financial statements are an integral part thereof.

                                                 Makhteshim-Agan Industries Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT'D)
--------------------------------------------------------------------------------

                                                                                     For the year ended December 31
                                                                   ---------------------------------------------------------------
                                                                            2006                     2005                     2004
                                                                   -------------            -------------            -------------
                                                                   US$ thousands            US$ thousands            US$ thousands
                                                                   -------------            -------------            -------------
A.          ADJUSTMENTS TO RECONCILE NET INCOME TO NET
             CASH FLOWS FROM OPERATING ACTIVITIES:

REVENUES AND EXPENSES NOT AFFECTING OPERATING CASH FLOWS
Depreciation, amortization and impairment                                103,090                   95,964                   82,624
Adjustment of long-term liabilities to banks and others                      841                   (1,127)                   1,791
Minority interest in income of subsidiaries, net                           2,682                    4,816                    1,020
Increase in employee severance benefits, net                               6,771                    1,533                    1,973
Deferred taxes, net                                                      (20,478)                   7,830                     (163)
Amortization of discount on convertible debentures                           296                      497                      916
Capital loss on disposal of fixed assets                                     299                    1,665                      511
Provision for loss with respect to options granted to
 employees of subsidiaries                                                    --                       55                    2,090
Gain on issuance of a subsidiary to a third party                             --                       --                     (926)
Company's share in earnings of affiliate                                    (254)                      --                       --
Capital gain on sale of investment in subsidiary                            (216)                      --                       --
Expenses in respect of options to employees                                3,238                     *665                     *245

CHANGES IN OPERATING ASSETS AND LIABILITIES
Increase in trade and other receivables                                 (114,523)                 (17,076)                 (53,236)
Increase in inventories                                                  (28,672)                 (84,322)                 (69,345)
Increase (decrease) in trade and other payables                           90,884                  (32,170)                  82,871
                                                                   -------------            -------------            -------------
                                                                          43,958                  (21,670)                  50,371
                                                                   =============            =============            =============

B.          INVESTMENTS IN NEWLY CONSOLIDATED COMPANIES

Working capital (excluding cash and cash equivalents)                     (8,998)                  (7,158)                  (6,485)
Fixed assets, net                                                        (16,045)                  (2,040)                  (2,258)
Other assets, net                                                        (10,633)                  (8,027)                 (63,081)
Goodwill created on acquisition                                           (8,012)                  (5,264)                 (41,851)
Long-term liabilities                                                      9,726                    1,240                   33,896
Sale of Company shares held by a subsidiary                                   --                    3,848                    7,500
Payables in respect of acquisition of activities                           1,792                       --                       --
Minority interest                                                          3,481                    8,519                    6,398
                                                                   -------------            -------------            -------------
                                                                         (28,689)                  (8,882)                 (65,881)

Payment of liability regarding previously acquired subsidiary                 --                       --                   (6,271)
                                                                   -------------            -------------            -------------
                                                                         (28,689)                  (8,882)                 (72,152)
                                                                   =============            =============            =============

*     Restated - see Note 2Z.

The notes and appendix to the financial statements are an integral part thereof.

                                                 Makhteshim-Agan Industries Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT'D)
--------------------------------------------------------------------------------

                                                                                     For the year ended December 31
                                                                   ---------------------------------------------------------------
                                                                            2006                     2005                     2004
                                                                   -------------            -------------            -------------
                                                                   US$ thousands            US$ thousands            US$ thousands
                                                                   -------------            -------------            -------------

C.          PROCEEDS FROM REALIZATION OF INVESTMENT IN
            PREVIOUSLY CONSOLIDATED SUBSIDIARY

Working capital (excluding cash and cash equivalents)                      3,679                       --                       --
Fixed assets, net                                                            607                       --                       --
Other assets, net                                                          2,629                       --                       --
Long-term liabilities                                                     (1,084)                      --                       --
Capital gain                                                                 216                       --                       --
                                                                   -------------            -------------            -------------
                                                                           6,047                       --                       --
                                                                   =============            =============            =============

D.          NON-CASH ACTIVITIES

Acquisition of other assets                                              17,901                    22,448                    6,287
                                                                   ============             =============            =============
Acquisition of fixed assets on supplier credit                            4,767                    13,029                       --
                                                                   ============             =============            =============
Acquisition of subsidiary in exchange for Company shares                     --                     3,848                    7,500
                                                                   ============             =============            =============

The notes and appendix to the financial statements are an integral part thereof.

                                                 Makhteshim-Agan Industries Ltd.

COMPANY STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

                                                                                     For the year ended December 31
                                                                   ---------------------------------------------------------------
                                                                            2006                     2005                     2004
                                                                   -------------            -------------            -------------
                                                                   US$ thousands            US$ thousands            US$ thousands
                                                                   -------------            -------------            -------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                                83,919                * 204,828                 *165,282
Adjustments to reconcile net income to cash flows from
 operating activities (see A. below)                                     (20,125)              * (165,253)              * (130,701)
                                                                   -------------            -------------            -------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                 63,794                   39,575                   34,581
                                                                   -------------            -------------            -------------
CASH FLOWS FROM INVESTING ACTIVITIES
Investment in investee companies                                          (8,199)                  (2,313)                  (3,938)
Long-term loans to investee companies                                   (220,034)                  (4,669)                (135,582)
Repayment of long-term loans to investee companies                         5,145                       --                       --
Short-term credit to investee companies, net                                 778                    5,181                   (9,056)
Acquisition of fixed assets                                                 (400)                    (400)                    (431)
Investment in short-term bank deposits, net                                   --                       --                    3,554
Realization of long-term bank deposits                                     8,300                    1,900                   10,000
Proceeds from realization of investment in subsidiary                      6,725                       --                       --
Proceeds from sales of fixed assets                                           --                       --                        8
                                                                   -------------            -------------            -------------
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                     (207,685)                    (301)                (135,445)
                                                                   -------------            -------------            -------------
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of debentures, less issuance expenses                           554,466                       --                       --
Issuance of convertible debentures less issuance expenses                     --                       --                  147,450
Proceeds from options exercised                                               --                   30,915                    9,647
Dividend to shareholders                                                 (66,505)                 (57,340)                 (39,900)
Acquisition of Company shares                                            (68,827)                 (65,661)                      --
Repayment of long-term loans from banks                                       --                       --                  (16,875)
Increase (decrease) in short-term credit from banks, net                 (59,000)                  59,000                       --
                                                                   -------------            -------------            -------------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                      360,134                  (33,086)                 100,322
                                                                   -------------            -------------            -------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                         216,243                    6,188                     (542)

CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR                         8,837                    2,649                    3,191
                                                                   -------------            -------------            -------------
CASH AND CASH EQUIVALENTS AT END OF THE YEAR                             225,080                    8,837                    2,649
                                                                   =============            =============            =============

*     Restated - see Note 2Z.

The notes and appendix to the financial statements are an integral part thereof.

                                                 Makhteshim-Agan Industries Ltd.

COMPANY STATEMENTS OF CASH FLOWS (CONT'D)
--------------------------------------------------------------------------------

                                                                                     For the year ended December 31
                                                                   ---------------------------------------------------------------
                                                                            2006                     2005                     2004
                                                                   -------------            -------------            -------------
                                                                   US$ thousands            US$ thousands            US$ thousands
                                                                   -------------            -------------            -------------
A.    ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH
         FLOWS FROM OPERATING ACTIVITIES

REVENUES AND EXPENSES NOT AFFECTING OPERATING CASH FLOWS:

Depreciation and amortization                                                481                      663                    1,235
Capital gain on disposal of fixed assets                                      --                        6                       25
Capital gain from sale of investee company                                  (216)                      --                       --
Equity in operating results net of dividend received
 in cash                                                                 (14,636)               *(152,910)               *(122,686)
Increase (decrease) in employee severance benefits, net                    1,159                     (455)                     680
Amortization of discount on convertible debentures                           296                      497                      916
Adjustment of long-term investments                                      (11,556)                    (160)                  (5,333)
Deferred taxes, net                                                       (1,980)                     968                     (749)
Expenses in respect of options to employees                                2,412                       --                       --
Adjustment of long-term loans from banks and others                          657                       --                       --

CHANGES IN OPERATING ASSETS AND LIABILITIES:
Decrease (increase) in other receivables                                  (1,600)                 (17,016)                  (5,143)
Increase in other payables                                                 4,858                    3,154                      354
                                                                   -------------            -------------            -------------
                                                                         (20,125)               *(165,253)               *(130,701)
                                                                   =============            =============            =============

*     Restated - see Note 2Z.

The notes and appendix to the financial statements are an integral part thereof.

                                                 Makhteshim-Agan Industries Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 1 - GENERAL

      A.    GENERAL

      The financial  statements  are prepared in accordance  with the Securities
      Regulations  (Preparation  of Annual  Financial  Statements),  1993 and in
      accordance with accounting principles generally accepted in Israel.

      B.    DEFINITIONS

      In these financial statements

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

      (5)   Affiliated          -   Companies,   except  for   subsidiaries  and
            companies               proportionately    consolidated   companies,
                                    where the  company's  investment  therein is
                                    included,  directly  or  indirectly,  in the
                                    company's financial  statements based on the
                                    equity method of accounting.

      (6)   Investees           -   Subsidiaries  or  affiliated  companies  and
                                    proportionately consolidated companies.

      (7)   Related parties     -   As defined in Opinion 29 of the Institute of
                                    Certified Public Accountants in Israel.

      (8)   Interested parties  -   As   defined   in   Paragraph   (1)  of  the
                                    definition  of an  "interested  party"  in a
                                    corporation,  in  Section  1 of the  Israeli
                                    Securities Law, 1968.

      (9)   Controlling         -   As   defined  in  the   Israeli   Securities
            shareholders            Regulations       (Financial       Statement
                                    Presentation  of   Transactions   between  a
                                    Company   and  a   Controlling   Shareholder
                                    Therein), 1996.

      (10)  CPI                 -   The Consumer Price Index as published by the
                                    Israeli Central Bureau of Statistics.

      (11)  Dollar              -   The US dollar.

                                                 Makhteshim-Agan Industries Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 1 - GENERAL (CONT'D)

      C.    DESCRIPTION OF THE COMPANY AND ITS ACTIVITIES

      1.    The  Company is  engaged,  through  its local and  foreign  investee companies  primarily in the manufacture and marketing of pesticides,
            intermediate   materials   for  other   industries   and   synthetic
            fragrances,  mainly for export.  The Company is an affiliate of Koor
            Industries Ltd. (Koor). As at December 31, 2006, Koor holds 37.1% of the Company's  shares whereas at December 31, 2005, Koor held 30.33%
            of the Company's shares.

      2.    The Company was  established  on December 8, 1997 for the purpose of holding its investment in the holdings in Makhteshim  Chemical Works
            Ltd. (Makhteshim) and Agan Chemical Industries Ltd. (Agan).

            In 1998, the holdings' structure of the Group was changed.  Prior to
            the  implementation  of  the  arrangement,   Makhteshim  was  a  67%
            subsidiary  of Koor,  Makhteshim  held a 46.6%  interest in Agan and
            Koor held a 5% direct interest in Agan. The Company issued shares to all of the shareholders of Makhteshim and of Agan (except in respect of the  shares  of Agan  held by  Makhteshim)  in  exchange  for the transfer to the Company of the share of Makhteshim  and Agan held by them. Following implementation of the arrangement, the Company fully owns and controls Makhteshim and Agan.

      3.    Sales  of crop  protection  products  are  directly  related  to the agricultural seasons and the cyclical pattern of the growing seasons and,  therefore,  the  Company's  revenues  are  not  spread  evenly throughout the year.  Countries  located in the northern  hemisphere are all characterized by the same timing of the agricultural seasons and, as a result,  sales made in these countries are usually highest in  February  through  April.  On the other  hand,  in the  southern hemisphere  the  seasonal  trends are the  opposite  and most of the local sales are concentrated in the months August through  November, except for Australia  where most of the sales are made in the months
            April  through  July.

            The  Company's   worldwide   operations   act  to  balance  out  the
            above-mentioned seasonal impacts, notwithstanding the fact that most of the Company's sales are made in the northern hemisphere.

NOTE 2 - REPORTING PRINCIPLES AND ACCOUNTING POLICY

      A.    FINANCIAL STATEMENTS IN US DOLLARS

      GENERAL

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
      statements.

                                                 Makhteshim-Agan Industries Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 2 - REPORTING PRINCIPLES AND ACCOUNTING POLICY (CONT'D)

      A.    FINANCIAL STATEMENTS IN US DOLLARS (CONT'D)

      BALANCE SHEET

      1)    Non-monetary items (items, the stated amounts of which reflect their historical value upon acquisition or creation) that were acquired in a currency other than the dollar,  are  translated  according to the exchange  rate  of the  dollar  on  their  date  of  acquisition  or creation.  The following  items are treated as  non-monetary  items:
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

      2)    Investments in investees and the minority  interest in  consolidated subsidiaries  are  determined  on the basis of the dollar  financial statements of those companies.

      3)    Monetary items (items, the amounts of which as stated in the balance sheet reflect current or realizable  values, as at the balance sheet date)  are  translated  into  dollars  at the  exchange  rate on the balance sheet date.

      STATEMENT OF INCOME

      1)    The  components of the statement of income  reflecting  transactions carried out during the year - sales, purchases,  labor costs, etc. -
            in a currency other than the dollar, are translated according to the exchange  rate of the  dollar  on the date of the  cash  flow or the balance  sheet  date,  whichever  is  earlier.  Changes in  monetary
            balances   denominated  in  currencies  other  than  the  functional
            currency arising from movement in the exchange rates are included in the specific expense or income items to which they relate.

      2)    The components of the statement of income  relating to  non-monetary balance  sheet  items  have been  translated  according  to the same exchange rate used for  translating  the related balance sheet items
            (changes in inventory, depreciation and amortization, capital gains, etc.).

      3)    The  Company's  equity in  operating  results of  investees  and the equity  of the  minority  in the  results  of  the  subsidiaries  is determined on the basis of the U.S. dollar  financial  statements of those companies.

      4)    Taxes on income:

            Current  taxes are composed of payments on account  during the year, plus  amounts  due as at the  balance  sheet date (or net of amounts refundable at the balance sheet date).  The payments on account were translated  according to the exchange rate of the dollar on the date of each payment, while the amounts due or refundable were translated according  to the exchange  rate of the dollar on the balance  sheet date.  Therefore,  current  taxes also include the expense or income resulting  from the  erosion  or  appreciation  of the  payments  on account, from the payment date until the balance sheet date.

            Deferred taxes - see Note 2R and Note 18G.

                                                 Makhteshim-Agan Industries Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 2 - REPORTING PRINCIPLES AND ACCOUNTING POLICY (CONT'D)

      A.    FINANCIAL STATEMENTS IN US DOLLARS (CONT'D)

      TRANSACTIONS IN FOREIGN CURRENCY

      Transactions  denominated in foreign  currency are recorded at the time of their initial  recognition  based on the exchange rate on the  transaction date.  Exchange  rate  differences  deriving  from  settlement of monetary items, or deriving from reporting the Company's monetary items at exchange rates  different  than those  used for the  initial  recording  during the
      period,   or  from  those  reported  in  the  Company's   prior  financial
      statements, are recorded in the statement of income.

      B.    DIVIDEND PROPOSED SUBSEQUENT TO THE BALANCE SHEET DATE

      Pursuant  to  Israeli   Accounting   Standard  No.  7,  "Events  Occurring
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

      C.    FOREIGN INVESTEE COMPANIES

      As of January 1, 2004, the Company applies Israeli Accounting Standard No.
      13,  "Effect of  changes  in  Exchange  Rates of  Foreign  Currency".  The
      Standard discusses the translation of transactions in foreign currency and the translation of financial statements of foreign operations for purposes of including them in the financial statements of the reporting entity. The
      Standard  provides  principles for  classifying  foreign  operations as an autonomous foreign investee or as an integrated investee,  on the basis of the indicators described in the Standard and on management  judgment,  and it  provides  the method  for  translating  the  financial  statements  of autonomous foreign investees.

      The  financial  statements of foreign  investees  that are integral to the
      Group's  operations based on the criteria provided in Accounting  Standard
      No. 13, are translated into dollars as follows:  non-monetary items in the balance sheet are  translated at the  historical  exchange rates as at the transaction  date whereas  monetary  balance sheet items are translated at the  exchange  rate in  effect on the  balance  sheet  date.  Items in the statement of income are translated at average  exchange rates,  except for revenues and expenses,  translated using historical  exchange rates due to their  relationship to non-monetary  items that also were translated based on the historical exchange rates.  Translation differences are recorded in the statement of income.

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

                                                 Makhteshim-Agan Industries Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 2 - REPORTING PRINCIPLES AND ACCOUNTING POLICY (CONT'D)

      D.    CONSOLIDATED FINANCIAL STATEMENTS

      (1)   The  consolidated   financial   statements   include  the  financial
            statements of those companies the Company  controls.  Companies that are  under  joint  control  are  consolidated  by the  proportionate consolidation method.

      (2)   A list of companies whose  financial  statements are included in the consolidated  statements,  as  well  as  the  rate  of  control  and ownership  thereof,  is presented  in the appendix to the  financial statements.

      (3)   For  purposes of the  consolidation,  the amounts  appearing  in the financial  statements of the  subsidiaries  were taken into account, after the  adjustments  required by the  application  of the uniform accounting policies used by the Group.

      (4)   Commencing  January 1, 2006, the Company applies Israeli  Accounting
            Standard No. 20 (Revised)  regarding  "The  Accounting  Treatment of
            Goodwill and Intangible  Assets when Purchasing an Investee Company"
            (hereinafter - "the Standard"). Pursuant to the Standard:

            a.    The  excess  of the  acquisition  cost of an  investment  in a subsidiary  over the Company's  share in the fair value of its identifiable  assets  (including  intangible  assets) less the fair value of its identifiable  liabilities (net of tax) as at the acquisition is goodwill.

            b.    Goodwill is not amortized on a systematic basis.  Instead, the
                  Company  examines whether there has been a decline in value of the  goodwill,  once a year or more  frequently  if  events or changes in circumstances occurred indicating that a decline in value of the asset may have transpired.

            c.    The excess cost  allocated  to the assets and  liabilities  is recorded in the appropriated  categories in the balance sheet.
                  The goodwill is presented in the consolidated balance sheet in the category "other long-term assets".

            d.    Up to December 31, 2005,  the goodwill was amortized  over its useful life on a systematic basis.

                  The  amount  of  the  goodwill  amortization   recorded,   the
                  amortization  of which was  discontinued  on  January 1, 2006, amounted  to $9.9  million  and $11.4  million,  for the years ended December 31, 2005 and 2004, respectively.

      (5)   The consolidated  financial  statements include the share of assets, liabilities,  income and  expenses of  proportionately  consolidated subsidiaries,  based  on  the  percentage  interest  held  in  these companies.

      (6)   Intercompany   balances  and  transactions,   including  profits  on
            intercompany  sales  that  have not yet been  realized  outside  the
            Group, are eliminated in consolidation.

                                                 Makhteshim-Agan Industries Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 2 - REPORTING PRINCIPLES AND ACCOUNTING POLICY (CONT'D)

      E.    USE OF ESTIMATES

      The  preparation  of financial  statements  in conformity  with  generally accepted  accounting  principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and of  contingent  assets  and  liabilities  at the  date  of  the  financial statements  and the reported  amounts of revenues and expenses  during the reporting period. Even though the estimates are made based on Management's best judgment,  their ultimate impact on the transactions and other items, as stated, may be different than the estimates made with respect thereto.

      F.    CASH EQUIVALENTS

      Cash  equivalents  include  short-term  bank  deposits  with  an  original maturity not exceeding three months.

      G.    SHORT-TERM INVESTMENTS

      Short-term  investments  include bank deposits  with an original  maturity exceeding three months.

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

      I.    SALE OF FINANCIAL ASSETS

      The sale of financial assets is recognized as a sale when control over the asset is transferred in full to an independent third party.

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

                                                 Makhteshim-Agan Industries Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 2 - REPORTING PRINCIPLES AND ACCOUNTING POLICY (CONT'D)

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

      (2)   Goodwill amortization - see Note 2D4 above.

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
                                                       ----------
            Leasehold rights and buildings                  2 - 4
            Plant and equipment                               4.5
            Motor vehicles                                15 - 20
            Office furniture and equipment                 6 - 15    (mainly 7%)
            Computer and auxiliary equipment              20 - 33

                                                 Makhteshim-Agan Industries Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 2 - REPORTING PRINCIPLES AND ACCOUNTING POLICY (CONT'D)

      M.    OTHER ASSETS

      Other  long-term  assets  and  deferred  expenses  are  amortized  by  the straight-line method over the expected benefit period as follows:

      -     Product  registration  - mainly eight  years.  The  amortization  is recorded under selling and marketing expenses.

      -     Goodwill  arising on the acquisition of subsidiaries - see Note 2D4, above.

      -     Intangible  assets in purchase of  products  and  companies - mainly twenty  years.  The  amortization  is  recorded  under  selling  and marketing expenses and under other expenses, net.

      -     Marketing  rights - five years to ten  years.  The  amortization  is recorded under selling and marketing expenses.

      -     Debenture  issuance  expenses - over the life of the liability.  The amortization is recorded under financing expenses.

      -     Non-competition  and  confidentiality  agreement - five  years.  The amortization is recorded under other expenses, net.

      The  amortization  periods  are  re-examined,  considering  the  estimated expected benefit period of the assets.

      Product  registration  costs  incurred in respect of products  that can be identified  and isolated and that in the Group's  estimation  will produce future economic  benefit,  are capitalized in the "other long-term assets"
      category and amortized over the period of their expected economic benefit.

      N.    CONVERTIBLE DEBENTURES

      The debentures are  convertible at the election of the holder thereof into a fixed number of the Company's ordinary shares.

      Commencing January 1, 2006, upon adoption of Israeli  Accounting  Standard
      No. 22 regarding  "Financial  Instruments:  Disclosure and  Presentation",
      separate presentation is made of the liability component (within long-term liabilities)  and the equity  conversion  component (in the  shareholders'
      equity category) that is embedded in the convertible debentures.  The fair value of the liability  component is based on the interest rate prevailing on the issuance date for  debentures  having  similar  characteristics  to those of the  convertible  debentures,  which do not include a  conversion option.  The equity  component is determined by means of  subtracting  the value  of the  liability  component  from  the  total  proceeds  from  the convertible  debentures.  The costs of raising  the money as well as other direct costs that can be  attributed to the  transaction  are allocated to the  components  of the  convertible  debentures  in  proportion  to their values. The portion allocated to the liability component is offset against the liabilities in respect of the convertible debentures and is taken into account for purposes of  determining  the  effective  interest rate of the component  in  respect  thereof;  the  portion  allocated  to  the  equity
      component  is  deducted  from  the  equity   component   recorded  in  the
      shareholders' equity section.

                                                 Makhteshim-Agan Industries Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 2 - REPORTING PRINCIPLES AND ACCOUNTING POLICY (CONT'D)

      O.    COMPANY SHARES HELD BY THE COMPANY AND BY A SUBSIDIARY

      Company shares held by the Company and by a subsidiary are stated at cost, as a deduction from the Company's shareholders' equity.

      P.    REVENUE RECOGNITION

      Revenues  from sales of  products  are  recognized  upon  shipment  to the customer and transfer of the risks involved with ownership of the products sold.

      Current discounts to customers are included in the financial statements at the time they are  granted and are  included in the sales item.  Discounts that customers are entitled to receive only after meeting certain targets, such  as a  minimum  annual  amount  of  purchases,  are  included  in the financial  statements  proportionately  on the basis of the  volume of the customer's  purchases  in the  reported  period  that  advance  it towards meeting the targets,  but only if it is anticipated  that the targets will be obtained and the amounts of the discounts can be reasonably estimated.

      Q.    RESEARCH AND DEVELOPMENT COSTS

      Research and  development  costs,  net of grants and  participations,  are charged to the statement of income as incurred.

      R.    TAXES ON INCOME AND DEFERRED TAXES

      The Company applies Israeli Accounting Standard No. 19 regarding "Taxes on
      Income"  (hereinafter  -  "the  Standard"),  which  applies  to  financial statements  for  periods  beginning  on  January  1, 2005 and  thereafter.
      Adoption of the Standard was effected by means of a cumulative effect of a change of accounting method. The transition to application of the Standard amounted to a one-time reduction of income for the year 2005 of $2 million deriving, mainly, from an increase in deferred tax liabilities relating to land.

      The  Group  companies  record  deferred  taxes  in  respect  of  temporary differences.  The temporary  differences  are  differences in the value of assets  and  liabilities  for tax  purposes  and for  financial  reporting purposes.  Allocation of the taxes, as stated, is executed with respect to
      the  differences   applying  to  assets,  the  amortization  of  which  is
      deductible for tax purposes.

                                                 Makhteshim-Agan Industries Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 2 - REPORTING PRINCIPLES AND ACCOUNTING POLICY (CONT'D)

      R.    TAXES ON INCOME AND DEFERRED TAXES (CONT'D)

      The deferred tax balances (asset or liability) are calculated according to the liability  approach,  i.e., the tax rates expected to be in force when the deferred tax liability is utilized,  or when the deferred tax asset is realized,  based  on the tax  rates  and tax law  enacted  or  effectively enacted as at the balance sheet date.

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

      S.    EARNINGS PER SHARE

      Commencing  January  1,  2006,  the  Company  applies  Israeli  Accounting
      Standard No. 21,  "Earnings  per Share"  (hereinafter  - "the  Standard").
      Pursuant to the Standard,  the Company calculates the amounts of the basic earnings  per  share  with  respect  to income  or loss,  from  continuing operations, which relate to the ordinary shareholders.  The basic earnings per share are  calculated  by  dividing  income or loss  allocable  to the ordinary shareholders,  by the weighted-average  number of ordinary shares outstanding  during the period.  For purposes of  calculating  the diluted earnings per share,  the Company  adjusted the income or loss allocable to the reporting  entity's  ordinary  shareholders  and the  weighted-average number of ordinary shares  outstanding,  for the impact of all potentially dilutive ordinary shares using the treasury stock method.

      The Company's  share in the earnings of investee  companies was calculated based on its share in the earnings per share of those companies multiplied by the number of shares held by the Company.

      According to the Standard's  transitional  rules, the comparative data for prior periods  relating to earnings per share was restated.  The impact of the  first-time  application  of the  Standard  amounted to an increase in basic  earnings per share of $0.05 and $0.04 for the years ended  December
      31, 2005 and 2004,  respectively,  and an increase in the diluted earnings per share of $0.01 for the years ended December 31, 2005 and 2004.

      T.    DERIVATIVE FINANCIAL INSTRUMENTS

      Results of derivative financial instruments entered held to hedge existing assets and liabilities are recognized concurrently with the results of the hedged assets and liabilities.

      The  results  of  derivative  financial  instruments  held to  hedge  firm commitments  are deferred,  and are recognized in the same period in which the results from the hedged transactions are recognized.

      Derivative  financial  instruments,  which are not designated or qualified for hedging  purposes,  are  presented in the balance sheet based on their fair value.  Changes in fair value are recorded in the statement of income in the period in which they occur.

      The fair value of derivative financial  instruments is determined based on their market value.

                                                 Makhteshim-Agan Industries Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 2 - REPORTING PRINCIPLES AND ACCOUNTING POLICY (CONT'D)

      U.    ENVIRONMENTAL COSTS

      The ongoing  cost of  maintenance  and  operation  of  facilities  for the
      prevention  of  environmental   pollution  and  projected  provisions  for
      environment rehabilitation costs stemming from current or past activities, are charged to expense as incurred. The cost of constructing facilities to prevent pollution, which increase the life expectancy of a facility or its efficiency,  or  decrease or prevent  pollution,  are added to the cost of fixed assets and are depreciated according to the usual depreciation rates used by the Group.

      V.    IMPAIRMENT IN VALUE OF ASSETS

      The Company  applies  Israeli  Accounting  Standard No. 15 - Impairment in
      Value of Assets  (hereinafter  - "the  Standard").  The Standard  provides procedures  which a company  must apply in order to ensure that its assets in the consolidated balance sheet (to which the Standard applies), are not presented  at an amount  which is in excess  of their  recoverable  value, which is the higher of the net selling price or the realization value (the present  value of the estimated  future cash flows  expected to be derived from use and disposal of the asset).

      The Standard applies to all the assets in the consolidated  balance sheet, except for tax assets and  monetary  assets.  In  addition,  the  Standard provides  rules for  presentation  and  disclosure  with respect to assets whose value has declined. Where the value of an asset in the balance sheet is greater than its recoverable  value,  the Group  recognizes a loss from impairment in value in an amount equal to the difference  between the book value of the asset and its  recoverable  value.  The loss  recognized,  as stated,  will be reversed only if there have been changes in the estimates used in determining the asset's  recoverable  value from the date on which the last loss from impairment in value was recognized.

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

                                                Consumer           Exchange rate            Exchange rate            Exchange rate
                                                   Price        of the US dollar         of the US dollar         of the US dollar
                                                   Index             against the              against the              against the
                                                (Points)                     NIS           Brazilian real                     Euro
                                        ----------------        ----------------         ----------------         ----------------
      AS AT
      DECEMBER 31, 2006                            109.9                   4.225                    2.136                    0.759
      December 31, 2005                           110.00                   4.603                    2.341                    0.845

      CHANGES DURING THE YEAR:
      2006                                          (0.1%)                 (8.21%)                  (8.75%)                 (10.17%)
      2005                                          2.39%                   6.85%                   (11.8%)                  15.29%
      2004                                          1.21%                  (1.62%)                  (8.13%)                  (7.33%)

      X.    SEGMENT REPORTING

      Segment  reporting  is  presented in  accordance  with Israeli  Accounting
      Standard No. 11. The comparative date in the note on segment was restated, see Note 34.

                                                 Makhteshim-Agan Industries Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 2 - REPORTING PRINCIPLES AND ACCOUNTING POLICY (CONT'D)

      Y.    TAX BENEFITS IN RESPECT OF SHARE-BASED PAYMENTS TO EMPLOYEES

      Tax benefits in respect of share-based payments to employees for which the
      Company did not record expenses,  were recorded  directly to shareholders'
      equity  in  accordance  with  Clarification  7 of  the  Israel  Accounting
      Standards Board.

      Z.    SHARE-BASED PAYMENTS

      Commencing  January  1,  2006,  the  Company  applies  Israeli  Accounting
      Standard No. 24, "Share Based  Payments"  (hereinafter - "the  Standard").
      Pursuant  to the  Standard  the  Company  recognizes  share-based  payment transactions  in the financial  statements,  including  transactions  with employees or other parties that are settled with equity instruments,  cash or other assets.

      Regarding  transactions  settled  with equity  instruments,  the  Standard applies  to grants  made after  March 15,  2005 that did not fully vest by
      January 1, 2006.  In the same manner,  the Standard  applies to changes in the terms of transactions  settled with equity  instruments that were made after March 15,  2005,  even when the grants  regarding  which the changes were made were prior to this date. Regarding transactions,  as stated, the
      Standard applies retroactively.  In the financial statements for 2006, the comparative  data for 2005 and  2004  are  restated,  in order to  reflect therein the  recording of the  compensation  expense  relating to the said grants.

      As a result of the  first-time  implementation  of the  provisions  of the
      Standard,  the Company adjusted by means of a restatement of the financial statements  for the years ended  December  31, 2005 and 2004,  in order to retroactively  reflect  therein the effect of the change in the accounting treatment of share-based payment transactions with employees and directors that are to be settled  with  equity  instruments  of the Company and that were granted after March 15, 2005, and which had not yet vested by January
      1, 2006, or which were granted prior to that date by regarding which there was a change in the terms of their grant, as well as in respect of options granted to employees and directors settled in cash.

      Set forth below is the effect of the changes on the financial statements:

                                                                                  As at December 31, 2005
                                                             ----------------------------------------------------------------
                                                                                                              As presented in
                                                             As previously                                    these financial
                                                                  reported                   Change                statements
                                                           ---------------          ---------------           ---------------
                                                             US$ thousands            US$ thousands             US$ thousands
                                                           ---------------          ---------------           ---------------
      Other assets                                                535,054                    1,527                   536,581
      Payables and other credits                                  197,173                    4,474                   201,647
      Minority interest                                            28,586                   (2,037)                   26,549
      Shareholders' equity                                      1,135,097                     (910)                1,134,187

                                                                                  As at December 31, 2004
                                                             ----------------------------------------------------------------
                                                                                                              As presented in
                                                             As previously                                    these financial
                                                                  reported                   Change                statements
                                                           ---------------          ---------------           ---------------
                                                             US$ thousands            US$ thousands             US$ thousands
                                                           ---------------          ---------------           ---------------
      Shareholders' equity                                        874,495                     (245)                  874,250

                                                 Makhteshim-Agan Industries Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 2 - REPORTING PRINCIPLES AND ACCOUNTING POLICY (CONT'D)

      Z.    SHARE-BASED PAYMENTS (CONT'D)

                                                                          For the year ended December 31, 2005
                                                           ------------------------------------------------------------------
                                                                                                              As presented in
                                                             As previously                                    these financial
                                                                  reported                   Change                statements
                                                           ---------------          ---------------           ---------------
                                                             US$ thousands            US$ thousands             US$ thousands
                                                           ---------------          ---------------           ---------------
      General and administrative expenses                           61,386                      665                    62,051
      Income before taxes on income                                252,286                     (665)                  251,621
      Net income                                                   205,493                     (665)                  204,828

                                                                          For the year ended December 31, 2004
                                                           ------------------------------------------------------------------
                                                                                                              As presented in
                                                             As previously                                    these financial
                                                                  reported                   Change                statements
                                                           ---------------          ---------------           ---------------
                                                             US$ thousands            US$ thousands             US$ thousands
                                                           ---------------          ---------------           ---------------
      General and administrative expenses                           66,915                      245                    67,160
      Income before taxes on income                                218,881                     (245)                  218,636
      Net income                                                   165,527                     (245)                  165,282

      AA.   DISCLOSURE OF THE IMPACT OF NEW  ACCOUNTING  STANDARDS IN THE PERIOD
            PRIOR TO THEIR APPLICATION

      (1)   In July 2006,  the  Israeli  Accounting  Standards  Board  published
            Accounting  Standard No. 29,  "Adoption of  International  Financial
            Reporting  Standards  (IFRS)"  (hereinafter - "the  Standard").  The
            Standard  provides  that  entities  that are  subject to the Israeli
            Securities  Law,  1968 and that are required to report in accordance with this Law's provisions, shall prepare their financial statements pursuant to IFRS Standards for periods  commencing  January 1, 2008.
            The  Standard  permits  early  adoption   beginning  with  financial
            statements published after July 31, 2006.

            Initial  adoption  of IFRS  Standards  is to be effected by means of application of the provisions of IFRS 1, "First-Time  Application of
            IFRS Standards", for purposes of the transition.

            In accordance with the Standard,  the Company is required to include in a note to the annual financial statements as at December 31, 2007
            the   balance-sheet   data  as  at   December   31,   2007  and  the
            income-statement  data for the year  then  ended,  after  they  have
            undergone   application   of  the   recognition,   measurement   and
            presentation rules of IFRS Standards.

            The  Company  is  examining  the  impact of the  application  of the
            Standard on its financial statements. The Company does not intend to make an early adoption of the IFRS Standards.

                                                 Makhteshim-Agan Industries Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 2 - REPORTING PRINCIPLES AND ACCOUNTING POLICY (CONT'D)

      AA.   DISCLOSURE OF THE IMPACT OF NEW  ACCOUNTING  STANDARDS IN THE PERIOD
            PRIOR TO THEIR APPLICATION (cont'd)

      (2)   In August 2006, the Israeli  Accounting  Standards  Board  published
            Accounting   Standard  No.  26,   Inventory   (hereinafter   -  "the
            Standard").  The Standard  provides  guidelines for  determining the cost of inventory and its  subsequent  recognition  as an expense as well as for  determining  the amount of the  impairment  in order to adjust the  inventory to net  realizable  value.  The Standard  also provides  guidelines  regarding cost formulas used to allocate costs to various types of inventory.  The Standard will apply to financial statements  for periods  beginning on January 1, 2007 or thereafter.
            The  provisions of the Standard are to be applied  retroactively  by means of a restatement of the comparative data relating to the prior periods.  In the  Company's  estimation,  implementation  of the new
            Standard is not expected to have a material  impact on the Company's results of operations and its financial position.

      (3)   In September 2006, the Israeli Accounting  Standards Board published
            Accounting  Standard  No. 27,  "Fixed  Assets"  (hereinafter  - "the
            Standard").  The  Standard  prescribes  rules for the  presentation, measurement  and  elimination  of  fixed-asset  items  and  for  the disclosure required in respect thereof. The Standard provides, inter alia, that upon the initial  recognition of a fixed-asset  item, the entity  shall  estimate  and include in the cost of the item all the costs it will incur in respect of an  obligation  to  dismantle  and remove  the item and to  restore  the site on which it was  located.
            Furthermore,   the  Standard   provides  that  a  group  of  similar
            fixed-asset  items  shall be  measured  at cost  net of  accumulated depreciation,  and less impairment losses, or alternatively,  at its revalued amount less accumulated depreciation,  while an increase in the value of the asset  above  its  initial  cost as a result of the revaluation will be recorded  directly to shareholders'  equity in a revaluation  reserve.  Any part of a fixed-asset  item having a cost that is  significant in relation to the total cost of the item shall be  depreciated  separately,  including  the costs of regular  major inspections.  The Standard also provides that a fixed asset that was acquired in exchange for another  non-monetary item in a transaction that is commercial in nature shall be measured at fair value.

            The Standard applies to financial  statements for periods  beginning on January 1, 2007.  An entity  that on January 1, 2007  chooses for the first time to use the  revaluation  method for  measuring  fixed assets,  shall  recognize on this date a revaluation  reserve in the amount of the difference between the revalued amount of the asset on that date and its cost on the books. Furthermore,  an entity that in the past,  upon the initial  recognition  of a fixed asset,  had not included in its cost the initial  estimate of costs for  dismantling and  removing  the asset and for  restoring  the site on which it is located, shall measure these costs as follows:

            (a)   The aforementioned liabilities as at January 1, 2007 should be measured in  accordance  with  generally  accepted  accounting principles;

            (b)   The amount  that would have been  included  in the cost of the relevant  asset  on  the  date  on  which  the  liability  was initially  incurred should be capitalized to the amount of the liability mentioned in item (a) above to the date on which the
                  liability  was   initially   incurred   (hereinafter   -  "the
                  Capitalized Amount");

            (c)   The accumulated  depreciation on the Capitalized  Amount as at
                  January 1, 2007  should be measured on the basis of the useful life of the asset as at that date;

                                                 Makhteshim-Agan Industries Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 2 - REPORTING PRINCIPLES AND ACCOUNTING POLICY (CONT'D)

      AA.   DISCLOSURE OF THE IMPACT OF NEW  ACCOUNTING  STANDARDS IN THE PERIOD
            PRIOR TO THEIR APPLICATION (cont'd)

      (3)   (cont'd)

            (d)   The  difference  between the amount to be charged to the asset in accordance with items (b) and (c) above,  and the amount of the  liability  in  accordance  with item (a) above,  shall be included in retained earnings.

            Other than as mentioned  above,  the  Standard  will be adopted on a retroactive  basis. In the Company's  estimation,  implementation of the new  Standard is not  expected to have a material  impact on the
            Company's results of operations and its financial position.

      (4)   In December 2006, the Israel  Accounting  Standards  Board published
            Accounting   Standard   No.  23,  "The   Accounting   Treatment   of
            Transactions between an Entity and the Controlling Interest Therein"
            (hereinafter - "the Standard").  The Standard effectively supersedes the main provisions of Israeli Securities Regulations  (Presentation of Transactions between a Company and a Controlling Interest Therein in the  Financial  Statements).  The Standard  provides  that assets
            (except  for  intangible   assets  without  an  active  market)  and
            liabilities  regarding which a transaction was executed  between the entity and the  controlling  interest  therein are to be measured on the transaction date based on fair value and the difference  between the fair value and the consideration  recorded in the transaction is to be recorded in shareholders' equity. A "debit balance" difference constitutes  essentially a dividend and,  therefore,  it reduces the
            retained  earnings.   A  "credit  balance"  difference   constitutes
            essentially  a  shareholder's   investment  and,  therefore,  it  is
            presented in a separate section in the shareholders' equity category entitled "capital reserve from transaction between an entity and the controlling interest therein".

            The Standard  addresses  three  issues  involved  with  transactions between an entity and the controlling interest therein, as follows:

            1.    Transfer  of an  asset  to the  entity  from  the  controlling interest  or,  alternatively,  transfer  of an asset  from the entity to the controlling interest

            2.    Assumption  of a liability of the entity to a third party,  in whole  or  in  part,  by  the  controlling  interest  therein, indemnification  of the  entity  by the  controlling  interest
                  therein  in  respect  of  an   expense,   and  waiver  by  the
                  controlling  interest  in favor of the entity of a debt due to the controlling interest from the entity, in whole or in part.

            3     Loans given to the controlling interest or loans received from the controlling interest.

            In addition,  the Standard  provides the  disclosure  required to be made in the financial  statements in  connection  with  transactions between the entity and the controlling  interest  therein during the period.

            The  Standard  applies  to  transactions  between  an  entity  and a controlling  interest therein executed after January 1, 2007, and to a loan made to or received from the  controlling  interest  prior to the effective  date of this Standard  commencing  from its effective date.

            In the  estimation  of Company  Management,  application  of the new
            Standard is not expected to have a material impact on its results of operations and its financial position.

                                                 Makhteshim-Agan Industries Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 3 - TRADE RECEIVABLES

      CONSOLIDATED

      COMPOSITION:

                                                                                                        December 31
                                                                                         --------------------------------------
                                                                                                  2006                     2005
                                                                                         -------------            -------------
                                                                                         US$ thousands            US$ thousands
                                                                                         -------------            -------------
      Account receivables:
       Foreign                                                                                 455,125                  337,456
       Domestic (Israel)                                                                         4,696                   13,773
      Post-dated checks received                                                                 4,976                    5,801
      Subordinated capital note and receivables related to sale of
       trade receivables in a securitization transaction, (see below)                           64,913                   55,022
                                                                                         -------------            -------------
                                                                                               529,710                  412,052
      Net of allowance for doubtful debts                                                       43,342                   28,806
                                                                                         -------------            -------------
                                                                                               486,368                  383,246
                                                                                         =============            =============

      SALE OF TRADE RECEIVABLES IN A SECURITIZATION TRANSACTION:

                                                                                                        December 31
                                                                                         --------------------------------------
                                                                                                  2006                     2005
                                                                                         -------------            -------------
                                                                                         US$ thousands            US$ thousands
                                                                                         -------------            -------------
      Trade receivables included in the securitization transaction
       as at the balance sheet date                                                            240,739                  201,529
      Less - proceeds in respect of such receivables, net (*)                                  182,346                  165,196
                                                                                         -------------            -------------
      Subordinated capital note                                                                 58,393                   36,333
      Trade receivables sold where the proceeds in respect thereof
       were received subsequent to the balance sheet date, net(*)                                6,520                   18,689
                                                                                         -------------            -------------
      Subordinated capital note and receivables related to sale of
       trade receivables in a securitization transaction                                        64,913                   55,022
                                                                                         =============            =============

      (*)   As at  December  31,  2006,  cash  proceeds  in the amount of $175.8 million were received in respect of the sale of trade receivables in a securitization transaction (December 31, 2005 - $146.5 million).

      In October 2001, the Company and certain  subsidiaries signed an agreement
      according  to  which  those  companies   entered  into  a   securitization
      transaction,  under which such companies  sold their trade  receivables to foreign companies,  which were incorporated for this purpose and which are
      not  owned  or  controlled  by  the  Makhteshim  Agan   Industries   Group
      (hereinafter - "the Target  Companies").  The purchase of the debts by the purchasing  companies  was  financed  by Kitty Hawk  Funding  Corp.,  a US corporation which is part of the Bank of America Group.

                                                 Makhteshim-Agan Industries Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 3 - TRADE RECEIVABLES (CONT'D)

      SALE OF TRADE RECEIVABLES IN A SECURITIZATION TRANSACTION: (cont'd)

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

      Pursuant to the new  securitization  agreement,  the  Companies  will sell their trade receivables to a foreign company (hereinafter - "the Acquiring
      Company")  which  was set up for this  purpose  and  which is not owned or controlled by the Makhteshim  Agan  Industries  Group.  Acquisition of the
      trade receivables by the Acquiring Company was financed by a U.S. company,
      Erasmus Capital Corporation,  of the Rabobank  International Group. At the
      time of  transition  from the prior  agreement  to the new  agreement  the
      Acquiring  Company  purchased the trade  receivables  that remained in the ownership of the Target Companies.

      Trade  receivables  included in the  securitization  transaction are those that are in  compliance  with a number of criteria,  as  determined in the agreement.

      The  maximum  expected  volume of the  financial  means  available  to the
      Acquiring  Company for the purpose of purchasing the trade  receivables of the  consolidated  subsidiaries,  is $ 250  million  (as  opposed  to $150 million in the former  securitization  agreement) on a current basis, such that the amounts  collected from  customers  whose debts were sold will be available to purchase new trade  receivables.  (Subsequent  to the balance sheet date, it was agreed that the maximum  amount would increase to $ 275 million).

      The period in which the Companies will sell their trade receivables to the
      Acquiring  Company  is one  year  from  the  date  of the  closing  of the transaction. The period may be extended, with the consent of both parties, for additional one-year periods, up to a maximum of 4 extensions.

      The price at which the trade receivables will be sold is the amount of the debt  being  sold less a  discount  calculated  on the basis of the period anticipated  to pass  between the date the debt was sold and the  expected repayment date.

      On the date of purchasing the debt, the Acquiring Company will pay in cash the major part of the debt  price.  The  balance of the debt price will be included  in a  subordinated  capital  note to be paid  after  the debt is collected.  The rate of the cash payment will vary in accordance  with the composition and quality of the client portfolio.

      The Company shall bear in full,  losses sustained by the Acquiring Company
      due  to  the  non-payment  of  the  trade  receivables   included  in  the
      securitization  transaction,  up to the  amount of the  total  outstanding balance of the debt included in the subordinated capital note.

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

      The Companies will handle for the Acquiring Company collection of the sold trade receivables included as part of the securitization transaction.

                                                 Makhteshim-Agan Industries Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 3 - TRADE RECEIVABLES (CONT'D)

      SALE OF TRADE RECEIVABLES IN A SECURITIZATION TRANSACTION: (cont'd)

      The  accounting   treatment  of  the  sale  of  trade   receivables  in  a
      securitization  transaction is the  recognition of the sale regarding that part of the debt where the risk and control  thereof has been  finally and absolutely transferred to the buyer. Accordingly,  trade receivables which were sold,  were deleted where the  consideration  in respect  thereof had been received in cash and/or by a non-deferred liability.  With respect of that  part  of  the  trade  receivables  included  in  the  securitization transaction,  which was not recognized as a sale, a  subordinated  capital note  receivable was recorded in the amount of the difference  between the amount of trade receivables included in the transaction and the amounts of consideration received, as above, and receivables were recorded in respect of the debts sold where the  consideration in respect thereof was received subsequent to the balance sheet date.

      The loss on sale of the trade  receivables  is  recognized  at the date of sale and is reflected in the item "other expenses".

      As part of the  agreement,  the  Company  committed  to  maintain  certain
      financial  covenants,   mainly,   financial   liabilities  to  equity  and
      profitability ratios - see Note 21C.

NOTE 4 - OTHER RECEIVABLES

                                                                    Consolidated                            Company
                                                          -------------------------------      -------------------------------
                                                                     December 31                          December 31
                                                          -------------------------------      -------------------------------
                                                                   2006              2005               2006              2005
                                                          -------------     -------------      -------------     -------------
                                                          US$ thousands     US$ thousands      US$ thousands     US$ thousands
                                                          -------------     -------------      -------------     -------------
      Claims from the government in
       respect of grants and tax refunds                         42,600            33,809                 --                --
      Advance tax payments, net of
       provisions                                                11,647             8,331                 --                --
      Employees (1)                                               1,582             1,300                 --                --
      Deferred taxes (Note 18)                                   16,940            15,922                541               341
      Current maturities of long-term
       receivables                                                   49               216                 --                --
      Prepaid expenses and accrued
       income                                                    14,679            12,219                 65                72
      Receivables in respect of currency
       transactions                                               1,430                --                 --                --
      Dividend receivable                                            --                --                 --            14,200
      Others                                                     17,445            14,617                 --                --
                                                          -------------     -------------      -------------     -------------
                                                                106,372            86,414                606            14,613
                                                          =============     =============      =============     =============
      (1)       Includes a non-linked bank
                  deposit designated for the
                  purpose of granting loans to
                  employees and bearing
                  annual interest at the rate
                  of 2.15% - 4%                                     325               295                 --                --
                                                          =============     =============      =============     =============

                                                 Makhteshim-Agan Industries Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 5 - LOANS TO INVESTEE COMPANIES

      COMPANY

                                                           December 31
                                                  ------------------------------
                                                           2006             2005
                                                  -------------    -------------
                                                  US$ thousands    US$ thousands
                                                  -------------    -------------
      Short-term loans (1)                               25,000           25,778
      Current accounts (2)                               29,909           14,102
                                                  -------------    -------------
                                                         54,909           39,880
                                                  =============    =============

      (1)   The loan is a dollar loan and bears interest of 2.3% - 5.8%.
      (2)   The accounts are mainly linked to the US dollar and are non-interest bearing.

NOTE 6 - INVENTORIES

      CONSOLIDATED

                                                          December 31
                                                  ------------------------------
                                                           2006             2005
                                                  -------------    -------------
                                                  US$ thousands    US$ thousands
                                                  -------------    -------------
      Finished products                                 371,695          345,187
      Work in progress                                   52,296           47,159
      Raw materials                                     124,150          125,064
      Packing materials                                   4,764            4,587
      Spare parts and maintenance materials              12,065           12,694
                                                  -------------    -------------
                                                        564,970          534,691
      Purchased products for sale                        42,358           31,725
                                                  -------------    -------------
                                                        607,328          566,416
                                                  =============    =============

                                                 Makhteshim-Agan Industries Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 7 - INVESTMENTS IN INVESTEE COMPANIES

      COMPANY

      A.    COMPOSITION

                                                                                                   December 31
                                                                                         --------------------------------
                                                                                                  2006               2005
                                                                                         -------------      -------------
                                                                                         US$ thousands      US$ thousands
                                                                                         -------------      -------------

      Subsidiaries -
      Cost of shares                                                                           419,782            427,178
      Company's equity in retained earnings and capital reserves
       accumulated from date of acquisition, net                                               533,661          * 507,292
      Adjustments deriving from translation of financial statements
       of investee companies                                                                    (1,250)            (4,126)
                                                                                         -------------      -------------
                                                                                               952,193            930,344

      Less - investment in Company shares held by subsidiary                                    (9,708)            (9,708)

      Capital reserve from acquisition and sale of debentures convertible
       into shares of the Company by a subsidiary                                                   --                399
                                                                                         -------------      -------------
                                                                                               942,485            921,035

      Loans - See Note 7C(1)                                                                   330,573            115,684
      Capital reserves - See Note 7C(2)                                                        143,159            131,402
      Perpetual loan - See Note 7C(3)                                                               --              2,500
                                                                                         -------------      -------------

                                                                                             1,416,217          1,170,621
                                                                                         =============      =============

      B.    MOVEMENT DURING THE YEAR

                                                                                                                     2006
                                                                                                            -------------
                                                                                                            US$ thousands
                                                                                                            -------------

      Balance at beginning of year                                                                             *1,170,621
      Company's equity in net earnings of investee companies, net                                                  74,480
      Adjustments deriving from translation of financial statements of investee companies                           2,876
      Sale of investment                                                                                           (6,760)
      Investment in shares                                                                                          8,199
      Dividend                                                                                                    (60,523)
      Dividend in respect of treasury stock                                                                           678
      Change in loans and capital reserves, net                                                                   226,646
                                                                                                            -------------

      Balance at end of year                                                                                    1,416,217
                                                                                                            =============

      A list of the investee companies is presented in the Appendix.

      *     Restated - see Note 2Z.

                                                 Makhteshim-Agan Industries Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 7 - INVESTMENTS IN INVESTEE COMPANIES (CONT'D)

      C.    TERMS OF LOANS AND CAPITAL NOTES

      (1)   The loans bear  interest at the LIBOR rate plus a margin that ranges from 0.45% to 1%.

      (2)   NIS  capital  reserves,  not  linked  to the  CPI  and  not  bearing interest.

      (3)   The perpetual loan is non-linked and does not bear interest.

      D.    ADDITIONAL INFORMATION

      (1)   Acquisition of companies during 2006:

            During 2006, the Company acquired through wholly owned  subsidiaries marketing companies and a production company at an aggregate cost of
            $35.4 million.

            The excess cost created at the time of the  acquisition  amounted to
            $14  million,  of which $2.8  million was  attributed  to assets and intangible  assets and the balance,  in the amount of $11.2 million, was attributed to goodwill.

            The  effect  of the  first  time  consolidation  of  the  activities acquired that were consolidated commencing from the acquisition date on the consolidated  statements of income is an increase in revenues of $22.5  million for the period ended  December  31,  2006,  and an increase  in net income of $0.5  million  for the same  period.  The impact on the consolidated  balance sheet as at December 31, 2006 is an increase of assets in the amount of $55.5 million.

      (2)   Acquisition of companies during 2005:

            During 2005, the Company acquired through wholly owned  subsidiaries marketing companies at an aggregate cost of $22.3 million.

            The excess cost created at the time of the  acquisition  amounted to
            $14.7  million,  of which $9 million was  attributed  to  intangible assets,  $0.5 million was attributed to inventory and the balance of
            $5.2 million was attributed to goodwill.

            The  statements  of income and the  statements  of cash flows of the
            companies   acquired  were   consolidated   commencing   from  their
            acquisition date. The effect of the first time  consolidation of the companies  acquired on the  consolidated  statements of income is an increase in revenues  of $52 million for the period  ended  December
            31,  2005,  and a decrease  in net  income  (after  amortization  of goodwill)  of $1.2  million for the same  period.  The impact on the consolidated balance sheet as at December 31, 2005 is an increase of assets in the amount of $49.3 million.

      (3)   Acquisition of companies during 2004:

            During 2004, the Company acquired through wholly owned  subsidiaries marketing companies at an aggregate cost of $108 million.

            The excess cost created at the time of the  acquisition  amounted to
            $82.5  million,  of which $43.4 million was attributed to intangible assets,  $4 million was attributed to deferred  taxes,  $1.3 million was  attributed  to inventory  and the balance of $41.8  million was attributed to goodwill.

      (4)   With respect to goodwill on acquisition of investee  companies - see
            Note 10.

      (5)   With respect to guarantees for investee companies - see Note 20E.

                                                 Makhteshim-Agan Industries Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 7 - INVESTMENTS IN INVESTEE COMPANIES (CONT'D)

      E.    EMPLOYEE OPTIONS IN INVESTEE COMPANIES

            A   subsidiary,   Lycored  -  Natural   Products   Industries   Ltd.
            (hereinafter  - "Lycored"),  has granted stock options to employees, which,  if exercised,  will dilute the Company's  holding in Lycored from 98% to about  89.8%,  based on the value of the  options to the employees as at the balance sheet date.

NOTE 8 - LONG-TERM INVESTMENTS, LOANS AND RECEIVABLES

      A.    COMPOSITION

                                                              Consolidated                          Company
                                                     -------------------------------     -------------------------------
                                                       December 31       December 31       December 31       December 31
                                                              2006              2005              2006              2005
                                                     -------------     -------------     -------------     -------------
                                                     US$ thousands     US$ thousands     US$ thousands     US$ thousands
                                                     -------------     -------------     -------------     -------------

      Long-term investments, loans and
       receivables [See Note 8B(1)]                         25,411            22,460                --                --
      Bank deposits [See Note 8B(2)]                           327                --            10,927            19,176
                                                     -------------     -------------     -------------     -------------
                                                            25,738            22,460            10,927            19,176
      Less - current maturities                                 49               216                --                --
                                                     -------------     -------------     -------------     -------------
                                                            25,689            22,244            10,927            19,176
      Deferred taxes (Note 18)                              19,996            14,878                --                --
      Other investments                                        440               440                --                --
                                                     -------------     -------------     -------------     -------------
                                                            46,125            37,562            10,927            19,176
                                                     =============     =============     =============     =============

      B.    ADDITIONAL INFORMATION

      (1)   LONG-TERM INVESTMENTS, LOANS AND RECEIVABLES

            A.    Linkage terms

                                                                                                 Consolidated
                                                                                      --------------------------------
                                                                                        December 31        December 31
                                                                                               2006               2005
                                                                                      -------------      -------------
                                                                                      US$ thousands      US$ thousands
                                                                                      -------------      -------------

            In Israeli currency - not linked                                                  2,367              2,427
            In dollars                                                                        1,688              2,684
            In Brazilian reals                                                               11,927              9,210
            Non-monetary assets                                                               5,309              4,675
            Other foreign currency                                                            4,447              3,464
                                                                                      -------------      -------------
                                                                                             25,738             22,460
                                                                                      =============      =============

                                                 Makhteshim-Agan Industries Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 8 - LONG-TERM INVESTMENTS, LOANS AND RECEIVABLES (CONT'D)

      B.    ADDITIONAL INFORMATION (CONT'D)

            B.    Maturities

            The investments, loans and receivables mature as follows:

                                                                   US$ thousands
                                                                   -------------

            First year (current maturities)                                   49
            Second year                                                    7,140
            Third year                                                     5,580
            Fourth year                                                    1,536
            Fifth year and thereafter                                      6,124
            Non monetary assets                                            5,309
                                                                   -------------
                                                                          25,738
                                                                   =============

      (2)   BANK DEPOSITS

                                                                                                  Company
                                                                     Interest rate    --------------------------------
                                                                     as at balance      December 31        December 31
                                                                        sheet date             2006               2005
                                                                     -------------    -------------      -------------
                                                                                 %    US$ thousands      US$ thousands
                                                                     -------------    -------------      -------------
            Dollar deposits                                                      6           10,927             19,176
                                                                                      =============      =============

            The Company and its subsidiary made deposits in a Brazilian bank for a five-year  period.  Such deposits serve as sole security for loans taken  out by a  subsidiary  from  the  same  bank  and in the  same amounts.  The  Company  and the  subsidiary  are able to realize the deposit  and make early  repayment  of the loan on certain  dates as provided in the agreement.

            In the consolidated  balance sheet, the amounts of the deposits were set-off against the amounts of the loans taken out by the subsidiary
            (see Note 14A).

                                                 Makhteshim-Agan Industries Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 9 - FIXED ASSETS

      A.    COMPOSITION

      CONSOLIDATED

                                                                                                Office
                                                                                            furniture,
                                       Land and          Plant and             Motor         computers              Total
                                      buildings          equipment          vehicles     and equipment
                                  -------------      -------------     -------------     -------------      -------------
                                  US$ thousands      US$ thousands     US$ thousands     US$ thousands      US$ thousands
                                  -------------      -------------     -------------     -------------      -------------
      COST
      Balance as at
       beginning of the year            140,439            708,321             5,145            30,575            884,480
      Additions, net of
       grants                            10,826             55,122             1,286             3,767             71,001
      Newly consolidated
       companies                         12,736              8,739               211               612             22,298
      Disposals                          (1,154)            (1,710)           (1,055)             (880)            (4,799)
                                  -------------      -------------     -------------     -------------      -------------
      Balance as at
       end of year                      162,847            770,472             5,587            34,074            972,980
                                  -------------      -------------     -------------     -------------      -------------
      ACCUMULATED
       DEPRECIATION
      Balance as at the
       beginning of the year             53,017            344,420             2,358            21,319            421,114
      Additions                           5,700             26,608               874             3,870             37,052
      Newly consolidated
       companies                          1,727              4,118               261               580              6,686
      Eliminated on
       disposals                          (127)             (1,593)             (809)             (753)            (3,282)
                                  -------------      -------------     -------------     -------------      -------------
      Balance as at
       end of year                       60,317            373,553             2,684            25,016            461,570
                                  -------------      -------------     -------------     -------------      -------------
      NET BOOK VALUE

      AS AT
       DECEMBER 31, 2006                102,530            396,919             2,903             9,058            511,410
                                  -------------      -------------     -------------     -------------      -------------
      AS AT
       DECEMBER 31, 2005                 87,422            363,901             2,787             9,256            463,366
                                  -------------      -------------     -------------     -------------      -------------

                                                                                                   December 31
                                                                                         --------------------------------
                                                                                                  2006               2005
                                                                                         -------------      -------------
                                                                                         US$ thousands      US$ thousands
                                                                                         -------------      -------------
      Cost of assets includes:
      Buildings on freehold land                                                               111,213             88,604
      Buildings on land held under capitalized leases                                           51,634             51,835
      Capitalized financing expenses                                                            19,997             19,205
      Fully-depreciated equipment                                                              160,193            146,828
      Cost of assets is net of grants received                                                 102,795            102,329

                                                 Makhteshim-Agan Industries Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 9 - FIXED ASSETS (CONT'D)

      B.    ADDITIONAL INFORMATION

      (1)   The  Makhteshim  facilities  are located on a 108.6  hectare plot in
            Ramat Hovav leased for various  periods  expiring  between the years
            2023-2029 with an extension right and on a 40.7 hectare plot in Beer
            Sheva leased from the Israel Land Administrtion for periods expiring between the years 2023-2029 with an extension right.

            The Agan  facilities  are  located  in  Ashdod  on an owned  area of approximately  24  hectares.  On top of the owned land, a subsidiary company  of Agan  rents  an  additional  plot of  approximately  0.7 hectares adjacent to the plant.

            The facilities of the companies  outside Israel are located on owned land.

      (2)   Regarding liens - see Note 21

NOTE 10 - OTHER LONG-TERM ASSETS

      A.    COMPOSITION:

      CONSOLIDATED

                                                                               December 31, 2006
                                                    ---------------------------------------------------------------------
                                                                         Accumulated     Provision for        Unamortized
                                                             Cost       amortization        impairment            balance
                                                    -------------      -------------     -------------      -------------
                                                    US$ thousands      US$ thousands     US$ thousands      US$ thousands
                                                    -------------      -------------     -------------      -------------

      Product registration                                321,284            172,422             9,101            139,761
      Goodwill on acquisition
       of subsidiaries                                    173,056             48,335                --            124,721
      Intangible assets on purchase
      of products and companies                           329,583             75,473             5,885            248,225
      Marketing rights                                     14,004             10,359                --              3,645
      Debenture issuance expenses                             375                322                --                 53
      Non-competition and
      confidentiality agreement                             2,576              2,323                --                253
      Other*                                               24,247              8,150                --             16,097
                                                    -------------      -------------     -------------      -------------
                                                          865,125            317,384            14,986            532,755
                                                    =============      =============     =============      =============

                                                                                      December 31, 2005**
                                                                       --------------------------------------------------
                                                                                           Accumulated        Unamortized
                                                                                Cost      amortization            balance
                                                                       -------------     -------------      -------------
                                                                       US$ thousands     US$ thousands      US$ thousands
                                                                       -------------     -------------      -------------

      Product registration                                                   276,367           145,018            131,349
      Goodwill on acquisition of subsidiaries                                170,978            57,730            113,248
      Intangible assets on purchase of products and companies                329,583            57,530            272,053
      Marketing rights                                                        14,796             7,586              7,210
      Debenture issuance expenses                                                997               651                346
      Non-competition and confidentiality agreement                            2,576             1,832                744
      Other*                                                                  18,746             7,115             11,631
                                                                       -------------     -------------      -------------
                                                                             814,043           277,462            536,581
                                                                       =============     =============      =============

      *     Included mainly customer list and trade names.
      **    Reclassified

                                                 Makhteshim-Agan Industries Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 10 - OTHER LONG-TERM ASSETS (CONT'D)

      COMPANY

                                                                                       December 31, 2006
                                                                       --------------------------------------------------
                                                                                           Accumulated        Unamortized
                                                                                Cost      amortization            balance
                                                                       -------------     -------------      -------------
                                                                       US$ thousands     US$ thousands      US$ thousands
                                                                       -------------     -------------      -------------
      Debenture issuance expenses                                                375               322                 53
                                                                       =============     =============      =============

                                                                                       December 31, 2005
                                                                       --------------------------------------------------
                                                                                           Accumulated        Unamortized
                                                                                Cost      amortization            balance
                                                                       -------------     -------------      -------------
                                                                       US$ thousands     US$ thousands      US$ thousands
                                                                       -------------     -------------      -------------
      Debenture issuance expenses                                                997               651                346
                                                                       =============     =============      =============

      B.    ADDITIONAL DETAILS

      1.    In 2002, wholly controlled Company  subsidiaries  signed a number of agreements  with Bayer  Crop  Science  AG for the  acquisition  of a number of products,  licenses and distribution rights in the area of vegetation protection.  The total consideration for such acquisition amounted to $185.3 million.

            Approximately  $34.6 million of the  consideration  was allocated to acquisition of product  registration,  approximately  $144.1 million was allocated to  acquisition  of  intangible  assets on purchase of
            products   which   includes:   intellectual   rights,   trade  name,
            technological  know-how,  information  on customers and suppliers of
            materials   and  $6.6  million  was   allocated  to  marketing   and
            distribution rights.

            The  consideration  in respect of  acquisition  of the marketing and distribution  rights,  in the  amount  of  $6.6  million,  is  being amortized over a period of 6-8 years.

      2.    In  2001,  wholly  controlled  subsidiaries  of the  Company  signed agreements  with Aventis and Syngenta  A.G. for the purchase of four new  agrochemical  products as well as the purchase of marketing and distribution  rights  of  a  product  package  in  the  Scandinavian countries.  One of the  products  purchased  is still  protected  by patents that were transferred to the purchasing company.

            The total price paid for purchase of the four products  totaled $105 million,  $20 million was attributed to product  registration costs,
            $2.5 million was attributed to the purchase of agreements with third parties, amount of $77.5 million was attributed to intangible assets on purchase of products which includes:  intellectual  rights, trade name, brand name,  technological know-how,  information on customers and  suppliers  of  materials  and $5 million was  allocated  to the marketing and distribution rights.

                                                 Makhteshim-Agan Industries Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 10 - OTHER LONG-TERM ASSETS (CONT'D)

      B.    ADDITIONAL DETAILS (CONT'D)

      3.    Regarding  goodwill  and other  assets  created in the  framework of acquisition of companies  during the period of the report,  see Note
            7D.

      4.    In connection with a non-competition and  confidentiality  agreement with the former CEO of Milenia, see Note 31A(4).

      5.    In 2006, the Company recorded a provision for impairment in value in the  amount  of  $15  million  as  a  result  of  the  non-temporary impairment  in the value of product  registration.  The  expense was recorded under other expenses category.

NOTE 11 - SHORT-TERM CREDIT FROM BANKS

      A.    COMPOSITION

                                                              Consolidated                            Company
                                                    --------------------------------     --------------------------------
                                                               December 31                          December 31
                                                    --------------------------------     --------------------------------
                                                             2006               2005              2006               2005
                                                    -------------      -------------     -------------      -------------
                                                    US$ thousands      US$ thousands     US$ thousands      US$ thousands
                                                    -------------      -------------     -------------      -------------
      CREDIT FROM BANKS
      Overdrafts                                           51,810            119,967                --                 --
      Short-term loans                                     46,072            109,462                --             59,000
                                                    -------------      -------------     -------------      -------------
                                                           97,882            229,429                --             59,000
      Current maturities of long-term loans                 1,968             18,609                --                 --
                                                    -------------      -------------     -------------      -------------
                                                           99,850            248,038                --             59,000
                                                    =============      =============     =============      =============

      B.    LINKAGE TERMS AND INTEREST RATES

                                                               Consolidated                           Company
                                        Weighted     -------------------------------     --------------------------------
                                   interest rate                December 31                         December 31
                                      at balance     -------------------------------     --------------------------------
                                      sheet date              2006              2005              2006               2005
                                   -------------     -------------     -------------     -------------      -------------
                                               %     US$ thousands     US$ thousands     US$ thousands      US$ thousands
                                   -------------     -------------     -------------     -------------      -------------
      CREDIT FROM BANKS
      OVERDRAFTS:
      In Israeli currency                      7             1,456               424                --                 --
      In US dollars                            6            28,209            92,302                --                 --
      In Euro                                  5            17,734            13,618                --                 --
      In Brazilian currency                   14             1,247            11,639                --                 --
      In other currencies                      6             3,164             1,984                --                 --
                                                     -------------     -------------     -------------      -------------
                                                            51,810           119,967                --                 --
                                                     -------------     -------------     -------------      -------------
      SHORT-TERM LOANS:
      In dollars                       Libor+0.5            33,125           105,953                --             59,000
      In other currencies                      6            12,947             3,509                --                 --
                                                     -------------     -------------     -------------      -------------
                                                            46,072           109,462                --             59,000
                                                     -------------     -------------     -------------      -------------
                                                            97,882           229,429                --             59,000
                                                     =============     =============     =============      =============

      C.    REGARDING COLLATERALS - see Note 21A.

                                                 Makhteshim-Agan Industries Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 12 - TRADE PAYABLES

      CONSOLIDATED

                                                                                                  Consolidated
                                                                                         --------------------------------
                                                                                                   December 31
                                                                                         --------------------------------
                                                                                                  2006               2005
                                                                                         -------------      -------------
                                                                                         US$ thousands      US$ thousands
                                                                                         -------------      -------------
      Accounts payables                                                                        368,609            338,462
      Post-dated checks provided                                                                   965                136
                                                                                         -------------      -------------
                                                                                               369,574            338,598
                                                                                         =============      =============

NOTE 13 - OTHER PAYABLES

                                                             Consolidated                           Company
                                                    --------------------------------     --------------------------------
                                                              December 31                          December 31
                                                    --------------------------------     --------------------------------
                                                             2006               2005              2006               2005
                                                    -------------      -------------     -------------      -------------
                                                    US$ thousands      US$ thousands     US$ thousands      US$ thousands
                                                    -------------      -------------     -------------      -------------
      Liabilities to employees and for
       salaries and wages                                  48,600             36,290             4,933              4,343
      Provision for taxes on income, net
       of advance tax deposits                             20,958             30,199                --              3,178
      Government agencies royalties                        10,241              6,478             1,443                 74
      Subsidiaries - current account                           --                 --             1,074                127
      Payables in respect of currency
       transactions - derivatives                          11,438              9,074                --                 --
      Accrued expenses                                     74,748             60,397               400              1,087
      Payables in respect of acquisition
       of subsidiary                                        1,848                957                --                 --
      Others                                              103,580           * 58,252             6,433              1,078
                                                    -------------      -------------     -------------      -------------
                                                          271,413            201,647            14,283              9,887
                                                    =============      =============     =============      =============

*     Restated - see Note 2Z.

                                                 Makhteshim-Agan Industries Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 14 - LONG-TERM LOANS FROM BANKS

      A.    COMPOSITION

                                                                                                  Consolidated
                                                                                         --------------------------------
                                                                                                   December 31
                                                                                         --------------------------------
                                                                                                  2006               2005
                                                                                         -------------      -------------
                                                                                         US$ thousands      US$ thousands
                                                                                         -------------      -------------

      Loans from banks*                                                                         46,980             54,193

      Less - current maturities                                                                  1,968             18,609
                                                                                         -------------      -------------
                                                                                                45,012             35,584
                                                                                         =============      =============
      * After the deduction of an
        investment in bank deposits (see
        Note 8B(2)) in the amount of:                                                           18,900             19,176
                                                                                         =============      =============
      B.    LINKAGE TERMS AND INTEREST RATES

                                                                                                  Consolidated
                                                                             Weighted    --------------------------------
                                                                        interest rate              December 31
                                                                           at balance    --------------------------------
                                                                           sheet date             2006               2005
                                                                        -------------    -------------      -------------
                                                                                    %    US$ thousands      US$ thousands
                                                                        -------------    -------------      -------------

      In US dollars                                                                 6           34,339             47,528
      In Euro                                                                       4           12,494              4,999
      In Israeli currency                                                                           --              1,666
      In other foreign currency                                                     7              147                 --
                                                                                         -------------      -------------
                                                                                                46,980             54,193
                                                                                         =============      =============
      C.    MATURITIES

                                                                                                             Consolidated
                                                                                                            -------------
                                                                                                            US$ thousands
                                                                                                            -------------

      First year - current maturities                                                                               1,968
      Second year                                                                                                  32,557
      Third year                                                                                                    3,762
      Fourth year                                                                                                   3,817
      Fifth year                                                                                                    1,554
      Sixth year and thereafter                                                                                     3,322
                                                                                                            -------------
                                                                                                                   46,980
                                                                                                            =============

                                                 Makhteshim-Agan Industries Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 14 - LONG-TERM LOANS FROM BANKS (CONT'D)

      D.    Regarding the commitment of the Company and certain  subsidiaries to banks, to maintain certain financial covenants,  mainly, debt-equity and profitability ratios - see Note 21C.

      E.    Collaterals - see Note 21A.

NOTE 15 - CONVERTIBLE DEBENTURES

      A.    PRESENTED IN CURRENT LIABILITIES

                                                              Consolidated                            Company
                                                    --------------------------------     -------------------------------
                                                               December 31                          December 31
                                                    --------------------------------     -------------------------------
                                                             2006               2005              2006              2005
                                                    -------------      -------------     -------------     -------------
                                                    US$ thousands      US$ thousands     US$ thousands     US$ thousands
                                                    -------------      -------------     -------------     -------------

      Debenture principal (1)(2)                           12,201                 --            12,201                --
      Discount balance, net                                  (146)                --              (146)               --
                                                    -------------      -------------     -------------     -------------
                                                           12,055                 --            12,055                --
                                                    =============      =============     =============     =============

      B.    PRESENTED IN LONG-TERM LIABILITIES

                                                               Consolidated                           Company
                                                    --------------------------------     -------------------------------
                                                               December 31                          December 31
                                                    --------------------------------     -------------------------------
                                                             2006               2005              2006              2005
                                                    -------------      -------------     -------------     -------------
                                                    US$ thousands      US$ thousands     US$ thousands     US$ thousands
                                                    -------------      -------------     -------------     -------------
      Debenture principal (1)                                  --             26,802                --            28,602
      Discount balance, net                                    --                673                --            (1,086)
                                                    -------------      -------------     -------------     -------------
                                                               --             26,129                --            25,716
      Debenture principal (4)                                 675             14,350               675            14,350
                                                    -------------      -------------     -------------     -------------
                                                              675             40,479               675            40,066
                                                    =============      =============     =============     =============

            1.    In November  2001,  convertible  debentures  and options  were issued pursuant to a prospectus, as follows:

                  NIS 270,000,000  par value  registered  debentures  (Series A)
                  offered  at 90% of the  par  value,  repayable  in a  lump-sum payment on November 20, 2007,  bearing  interest at the annual rate  of 2.5%  and  linked  (interest  and  principal)  to the representative  exchange  rate of the  dollar.  On any trading day,  commencing with the registration  date of the debentures
                  (Series  A) for  trading on the stock  exchange  and up to and including  October 31,  2007,  the  debentures  (Series A) are convertible into fully paid-up ordinary  registered  shares of
                  NIS 1 par value each,  based on a  conversion  rate of NIS 9.1 par value debentures  (Series A) for one ordinary share of NIS
                  1 par value.

                  As a result of dividend distributions, the conversion rate was updated  and, as at the balance  sheet date,  it stands at NIS
                  9.1 par value.

                  There  were   18,000,000   registered   options   (Series  1),
                  exercisable for 18,000,000  ordinary shares of NIS 1 par value each  of the  Company.  On  November  20,  2005,  the  options expired.

                                                 Makhteshim-Agan Industries Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 15 - CONVERTIBLE DEBENTURES (CONT'D)

            2.    In January 2002, the Company issued to investors, as part of a private placement,  NIS 133,980 thousand par value convertible debentures  (Series  A), at a price of NIS 1.015 for NIS 1 par value of debentures (Series A), for an aggregate consideration of $29.5  million.  The  terms of the  convertible  debentures
                  (Series  A) are  identical  to the  terms  of the  convertible debentures  (Series A),  issued by the  Company,  as stated in
                  Note 15A., above.

            3.    In 2004 and 2005, NIS 235,020 thousand par value of debentures
                  (Series A) were converted into 23,269 thousand ordinary shares of NIS 1 par value. The total share capital issued as a result of the  conversion  is  $5,227  thousand,  with a  premium  of
                  $45,337 thousand.

                  In 2006, NIS 59,738  thousand par value of debentures  (Series
                  A) were converted into 6,536 thousand ordinary shares of NIS 1 par value at the average conversion rate of NIS 9.14 par value debentures for ordinary  shares of NIS 1 par value.  The total share capital  issued as a result of the  conversion is $1,544 thousand, at a premium of $12,333 thousand.

                  Subsequent to December 31, 2006, NIS 17,661 thousand par value of debentures  (Series A) were  converted  into 1,941 thousand ordinary shares of NIS 1 par value.

            4.    In  March  2004,  the  Company  issued,  as part of a  private
                  issuance  to  institutional   investors   (mainly   overseas),
                  non-marketable  convertible debentures,  in the amount of $150 million par value in exchange for their par value.  The period of the debentures is 7 years and they bear annual  interest at the rate of 1.75%,  which is to be paid once a year, in March.
                  The  debentures  may be  converted  into  ordinary  registered shares of NIS 1 par value each,  at a  conversion  rate of NIS
                  20.5 par value,  based on a fixed rate of exchange of $1 = NIS
                  4.514.  The  ordinary  shares  to be  issued  as a  result  of conversion of the  debentures  shall be registered for trading on the Tel-Aviv Stock Exchange.

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

                  The total issuance  expenses with respect to the institutional debentures amounted to $2.5 million.

                  In 2005, $135,650 thousand par value institutional  debentures were converted into 29,869 thousand shares of NIS 1 par value.
                  The total share capital  issued as a result of the  conversion is $6,554 thousand at a premium of $129,096 thousand.

                  In 2006, $13,675 thousand par value  institutional  debentures were converted into 3,011 thousand  shares of NIS 1 par value.
                  The total share capital  issued as a result of the  conversion is $646 thousand at a premium of $13,109 thousand.

                                                 Makhteshim-Agan Industries Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 16 - DEBENTURES

            On December 4, 2006, the Company issued to  institutional  investors three  series of  debentures  in the  aggregate  amount of NIS 2,350 million  par value,  broken  down into  three  separate  series,  in exchange for their par values, as follows:

            A.    Series B, in the amount of NIS 1,650 million par value, linked to the CPI and  bearing  base annual  interest  of 5.15%.  The principal  of  the  debentures  is to be  repaid  in 17  equal payments  during the years 2020 - 2036. The issuance  expenses in respect of this series amounted to $1,044 thousand.

            B.    Series C, in the amount of NIS 465 million  par value,  linked to the CPI and  bearing  base annual  interest  of 4.45%.  The principal  of  the  debentures  is to  be  repaid  in 4  equal payments  during the years 2010 - 2013. The issuance  expenses in respect of this series amounted to $294 thousand.

            C.    Series D, in the amount of NIS 235 million par value, unlinked and bearing base annual interest of 6.5%. The principal of the debentures  is to be repaid  in 6 equal  payments  during  the years 2011 - 2016.  The  issuance  expenses in respect of this series amounted to $149 thousand.

            The Company  notified the holders of the three series of  debentures that in the future it intends to record the  debentures on the Stock
            Exchange for trading,  however it did not commit to do so. Up to the registration  date  of the  debentures  for  trading  on  the  Stock
            Exchange,  as stated  above,  the annual base  interest  paid on the outstanding balance of the debenture principal of each of the series will be subject to an annual addition of 0.25%.

            Up to registration  of the debentures for trading,  if the Company's financial debt based on its financial  statements exceeds above 200%
            of  its  shareholders'  equity,  the  Company  will  not  distribute dividends.  As at the balance sheet date, the financial debt has not exceeded this amount.

NOTE 17 - OTHER LONG-TERM LIABILITIES

      CONSOLIDATED

      LINKAGE TERMS

                                                            December 31
                                                 -------------------------------
                                                          2006              2005
                                                 -------------------------------
                                                 US$ thousands     US$ thousands
                                                 -------------     -------------

      Liabilities linked to the US dollar                   --             1,092
      Liabilities linked to another currency             3,407             3,222
                                                 -------------     -------------
                                                         3,407             4,314
                                                 =============     =============

      The liabilities are scheduled for repayment in the year 2008.

                                                 Makhteshim-Agan Industries Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 18 - TAXES ON INCOME

      A.    BENEFITS UNDER THE LAW FOR THE ENCOURAGEMENT OF CAPITAL INVESTMENTS,
            1959

      The  plants  of  subsidiaries  in  Israel  have  been  granted   "Approved
      Enterprise"  status under the Israeli Law for the Encouragement of Capital
      Investments,  1959.  Part  of  the  income  deriving  from  the  "Approved
      Enterprise"  during the benefits'  period is subject to tax at the rate of
      25%  (the  total   benefit's   period  is  seven   years  and  in  certain
      circumstances  ten years, but may not exceed either 14 years from the date of the  Letter  of  Approval  or 12 years  from  the  date  the  "Approved
      Enterprise" commenced operations).

      Other plants of subsidiaries in Israel are entitled to a tax exemption for periods of between two and six years and a reduced tax rate of 25% for the remainder of the benefit period. Should a dividend be distributed from the tax-exempt  income,  the subsidiaries will be liable for tax on the income from which the dividend was distributed at a rate of 25%.

      The benefits'  period has ended for some of the plants of the subsidiaries and the  benefit  period for others will end during  years up to 2014.  In addition,  subsidiaries have other investment programs in progress, or for which the benefits' period with respect thereto has not yet commenced.

      The above-mentioned  benefits are conditional upon compliance with certain conditions  specified  in the  Law  and  related  Regulations,  and in the
      Letters of  Approval,  in  accordance  with which the  investments  in the
      Approved  Enterprises were made. Failure to meet these conditions may lead to cancellation of the benefits,  in whole or in part, and to repayment of any benefits already received, together with interest. Management believes that the companies are in compliance with these conditions.

      B.    BENEFITS UNDER THE LAW FOR THE  ENCOURAGEMENT  OF INDUSTRY  (TAXES),
            1969

      Under the Israeli Law for the  Encouragement of Industry (Taxes) 1969, the
      Company is an Industrial  Holding  Company and the  subsidiaries in Israel are "Industrial Companies".  The main benefit under this law is the filing of  consolidated  income tax returns  (The  Company  files a  consolidated income  tax  return  with  Makhteshim)  and  higher  depreciation  for tax purposes.

      C.    TAXATION UNDER INFLATIONARY CONDITIONS

      The  Company  and its  subsidiaries  in Israel are  subject to the Israeli
      Income Tax Law  (Inflationary  Adjustments),  1985.  Under  this Law,  the results for tax purposes are adjusted  principally  for the changes in the
      Consumer  Price  Index.  The  financial  statements  are  presented  in US dollars.

      D.    FOREIGN SUBSIDIARIES

      The Company's foreign  subsidiaries are assessed according to the tax laws applicable in the respective countries where these subsidiaries operate.

      E.    CHANGE IN TAX RATE

      On June 29, 2004,  Israeli  Income Tax  Ordinance  Amendment  (No. 140 and
      Temporary Order),  2004 (hereinafter - "the Amendment")  passed the second and third call in the Israeli  Knesset.  The  Amendment  provides that the
      Companies Tax rate shall be gradually reduced,  commencing from January 1,
      2004 from 36% to 30% in the  following  manner:  in 2004 - 35%,  in 2005 -
      34%, in 2006 - 32% and in 2007 and thereafter - 30%.

                                                 Makhteshim-Agan Industries Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 18 - TAXES ON INCOME (CONT'D)

      E.    CHANGE IN TAX RATE (CONT'D)

      The current  taxes and the balances of the  deferred  taxes as at December
      31,  2004,  were  calculated  in  accordance  with  the tax  rates  in the preceding  paragraph.  The impact of the reduction in the tax rates on the
      Company's  consolidated  results of operations for the year ended December
      31, 2004 is a decrease in tax expense in the amount of $4.5 million.

      On July 25, 2005,  the Law for Amendment of the Income Tax Ordinance  (No.
      147 and Temporary Order), 2005 was passed, pursuant to which the Companies
      Tax rate will be gradually reduced further in the following manner: in the
      2006 tax year a tax rate of 31% will apply,  in 2007 - 29%, in 2008 - 27%, in 2009 - 26%, and in 2010 and  thereafter,  a tax rate of 25% will apply.
      In addition,  commencing  from 2010,  upon  reduction of the Companies Tax rate to 25%, every real capital gain will be subject to tax at the rate of
      25%.

      The current and deferred taxes as at December 31, 2005, were calculated in accordance  with the new tax rates as determined in Amendment No. 147. The impact of the  reduction  in the tax rates on the  consolidated  financial statements for the year ended December 31, 2005 is a decrease in the taxes expense in the amount of $5.6 million.

      F.    DEFERRED TAXES

                                                           Consolidated                            Company
                                                 --------------------------------     --------------------------------
                                                            December 31                          December 31
                                                 --------------------------------     --------------------------------
                                                          2006               2005              2006               2005
                                                 -------------      -------------     -------------      -------------
                                                 US$ thousands      US$ thousands     US$ thousands      US$ thousands
                                                 -------------      -------------     -------------      -------------

      (1)   Movement

            Balance at beginning
             of year                                    43,879             37,317            (7,575)            (6,999)
            Included in statement
             of income                                 (20,478)             7,830            (1,980)               968
            Charged to capital                          (1,146)            (1,544)           (1,146)            (1,544)
            Newly consolidated                           2,956                276                --                 --
                                                 -------------      -------------     -------------      -------------
            Balance at end of year                      25,211             43,879           (10,701)            (7,575)
                                                 =============      =============     =============      =============
            Classified as:

            Other receivables                          (16,940)           (15,922)             (541)              (341)
            Long-term liabilities                       62,147             74,679                --                 --
            Other investments                          (19,996)           (14,878)          (10,160)            (7,234)
                                                 -------------      -------------     -------------      -------------
                                                        25,211             43,879           (10,701)            (7,575)
                                                 =============      =============     =============      =============

                                                 Makhteshim-Agan Industries Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 18 - TAXES ON INCOME (CONT'D)

      F.    DEFERRED TAXES (CONT'D)

      (2)   Composition

                                                           Consolidated                            Company
                                                 --------------------------------     --------------------------------
                                                            December 31                          December 31
                                                 --------------------------------     --------------------------------
                                                          2006               2005              2006               2005
                                                 -------------      -------------     -------------      -------------
                                                 US$ thousands      US$ thousands     US$ thousands      US$ thousands
                                                 -------------      -------------     -------------      -------------

            Deferred taxes in respect of:
            Depreciable assets                          74,938             78,831                --                 --
            Carryforward tax losses                    (23,784)           (16,673)           (8,730)            (6,117)
            Inventories                                (17,775)           (11,760)               --                 --
            Employee severance
             benefits, net                             (13,403)           (10,227)           (1,971)            (1,458)
            Other temporary
             differences                                 5,235              3,708                --                 --
                                                 -------------      -------------     -------------      -------------
                                                        25,211             43,879           (10,701)            (7,575)
                                                 =============      =============     =============      =============

            In the  consolidated  balance sheet,  deferred taxes are computed at rates ranging between approximately 27% and 35% (Company - 27%).

      G.    COMPOSITION OF TAX EXPENSE (BENEFIT)

      CONSOLIDATED

                                                                                  For the year ended December 31
                                                                       --------------------------------------------------
                                                                                2006              2005               2004
                                                                       -------------     -------------      -------------
                                                                       US$ thousands     US$ thousands      US$ thousands
                                                                       -------------     -------------      -------------

      Taxes in respect of the reported period:
      Current                                                                 21,621            28,944             51,228
      Deferred                                                               (20,478)            5,142             (3,034)
                                                                       -------------     -------------      -------------
                                                                               1,143            34,086             48,194
                                                                       =============     =============      =============

      Taxes in respect of prior years                                         (2,581)            5,866              4,140
                                                                       -------------     -------------      -------------
                                                                              (1,438)           39,952             52,334
                                                                       =============     =============      =============

      COMPANY

                                                                                  For the year ended December 31
                                                                       --------------------------------------------------
                                                                                2006              2005               2004
                                                                       -------------     -------------      -------------
                                                                       US$ thousands     US$ thousands      US$ thousands
                                                                       -------------     -------------      -------------

      Current                                                                     --                --                  2
      Deferred                                                                (1,980)              968               (749)
      Taxes in respect of prior years                                         (1,543)            3,058                 --
                                                                       -------------     -------------      -------------
                                                                              (3,523)            4,026               (747)
                                                                       =============     =============      =============

                                                 Makhteshim-Agan Industries Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 18 - TAXES ON INCOME (CONT'D)

      H.    THEORETICAL TAX

      Following  is a  reconciliation  between the  theoretical  tax and the tax expense included in the statement of income:

      CONSOLIDATED

                                                                                  For the year ended December 31
                                                                       --------------------------------------------------
                                                                                2006              2005               2004
                                                                       -------------     -------------      -------------
                                                                                 31%               34%                35%
                                                                       -------------     -------------      -------------
                                                                       US$ thousands     US$ thousands      US$ thousands
                                                                       -------------     -------------      -------------

      Tax expense computed at regular tax rate                                26,321            85,551             76,523
      Tax benefit for approved enterprises                                    (3,562)           (8,469)           (10,203)
      Difference between financial statement
       measurement of income and tax basis                                   (10,102)              207              2,559
      Change in rate of deferred taxes                                           (67)           (4,793)            (1,912)
      Income taxable at other tax rates                                      (17,879)          (32,630)           (20,732)
      Taxes in respect of previous years                                      (2,581)            5,866              4,140
      Utilization of tax losses for which deferred taxes
       were not created                                                           --            (3,048)                --
      Nondeductible expenses and other differences                             6,432            (2,732)             1,959
                                                                       -------------     -------------      -------------
                                                                              (1,438)           39,952             52,334
                                                                       =============     =============      =============

      COMPANY

                                                                                  For the year ended December 31
                                                                       --------------------------------------------------
                                                                                2006              2005               2004
                                                                       -------------     -------------      -------------
                                                                                 31%               34%                35%
                                                                       -------------     -------------      -------------
                                                                       US$ thousands     US$ thousands      US$ thousands
                                                                       -------------     -------------      -------------

      Tax expense computed at regular tax rate                                24,923            71,236             57,673
      Difference between financial statement measurement
       of income and tax basis                                                (3,798)            3,026                353
      Equity in earnings of investee companies, net                          (23,090)          (73,903)           (57,192)
      Nondeductible expenses and other differences                            (1,543)            3,058             (1,581)
      Tax in respect of prior years                                              (15)              609                 --
                                                                       -------------     -------------      -------------
                                                                              (3,523)            4,026               (747)
                                                                       =============     =============      =============

      I.    FINAL ASSESSMENTS

      Makhteshim, Agan and Lycored have received final tax assessments up to and including  the 2001 tax year.  The  Company  was issued a "best  judgment"
      assessment  in respect of the 2001 tax year,  and the Company has filed an appeal of such assessment with the Taxes Authority.

                                                 Makhteshim-Agan Industries Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 18 - TAXES ON INCOME (CONT'D)

      J.    LOSSES AND DEDUCTIONS AVAILABLE FOR CARRYFORWARD TO FUTURE YEARS

      As at the  balance  sheet  date,  the  losses for tax  purposes  which are available for carryforward to future tax years, amount to $83 million.

      The Company has  recorded a deferred tax asset with respect to the accrued losses, in the amount of $23.8 million,  based on Management's  estimation it is probable that such losses will be utilized in the upcoming years.

      K.    ADDITIONAL INFORMATION

      Regarding tax claims against Milenia - see Note 20D(2).

NOTE 19 - EMPLOYEE TERMINATION BENEFITS, NET

      A.    COMPOSITION

                                                           Consolidated                            Company
                                                 --------------------------------     --------------------------------
                                                            December 31                          December 31
                                                 --------------------------------     --------------------------------
                                                          2006               2005              2006               2005
                                                 -------------      -------------     -------------      -------------
                                                 US$ thousands      US$ thousands     US$ thousands      US$ thousands
                                                 -------------      -------------     -------------      -------------

      Accrued severance pay and
       retirement grants                                31,024             25,898             5,295              4,136
      Less - deposits in severance
       pay funds                                        17,884             16,198                --                 --
                                                 -------------      -------------     -------------      -------------
                                                        13,140              9,700             5,295              4,136

      Early retirement pension                          20,924             15,197                --                 --
      Accrual for unutilized sick leave                  4,067              3,117                --                 --
                                                 -------------      -------------     -------------      -------------
                                                        38,131             28,014             5,295              4,136
                                                 =============      =============     =============      =============

                                                 Makhteshim-Agan Industries Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 19 - EMPLOYEE TERMINATION BENEFITS, NET (CONT'D)

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

      D.    COMPENSATION FOR UNUTILIZED SICK LEAVE

      The financial statements include an accrual for compensation in respect of unutilized  sick leave for employees  who are 55 and older.  No accrual is made in  respect  of  employees  under  the  age of 55 as it is  uncertain whether they will receive such  compensation  (by reason of utilization of sick leave or early retirement).

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

                                                 Makhteshim-Agan Industries Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 20 - COMMITMENTS AND CONTINGENT LIABILITIES

      A.    COMMITMENTS

      (1)   The  Articles of  Association  of the  Company and its  subsidiaries permit,  subject to the  governing  companies'  laws,  including the
            provision  of  the  Israeli  Companies  Law,   indemnification   and
            insurance of the responsibilities of directors and officers therein,
            provided   that  if  the   Company   decides  to   provide   advance
            indemnification, the amount of such indemnification shall be limited to 25% of the  Company's  shareholders'  equity  as at the  date the indemnification is granted.

      (2)   Liability  of  directors   and  officers  of  the  Company  and  its
            subsidiaries  is covered by an  insurance  policy.  The limit of the insured  responsibility  is $100  million.  The  directors  who were insured as part of the policy include all of the Company's directors as well as the directors of the subsidiaries.

      (3)   Regarding  undertakings of the Company and its  subsidiaries as part of a securitization transaction - see Note 3.

      (4)   Regarding undertakings with interested parties - see Note 31A.

      B.    CONTINGENT LIABILITIES

      (1)   In accordance with the Israeli Law for the  Encouragement of Capital
            Investments,  1959,  Company  subsidiaries  received grants from the
            State of Israel in respect of  investments  in fixed  assets made as part of plant expansion  plans approved by the  Investments  Center.
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

      (2)   In accordance with the Israeli Law for the Encouragement of Research and Development in Industry, 1984, subsidiaries received grants from the State of Israel in respect  of their  research  and  development expenses  incurred  on projects  approved by the Israeli  Industrial
            Research and  Development  Administration.  Receipt of the grants is conditional upon compliance with the terms of the letter of approval which include,  among other things,  the payment of royalties to the
            State  of  Israel  at  rates  of  between  2%-3.5%  of the  sales of products, up to the amount of the State's participation.

            The balance of the State's  participation in the companies' research and development expenses (net of royalties paid in respect thereof), after  deduction  of  participations  in  expenses  of  unsuccessful research projects that were abandoned, amounts to approximately $4.8 million at December 31, 2006.

                                                 Makhteshim-Agan Industries Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 20 - COMMITMENTS AND CONTINGENT LIABILITIES (CONT'D)

      B.    CONTINGENT LIABILITIES (CONT'D)

      (3)   The Company has undertaken to indemnify the economic consultants who determined the exchange ratio for the Arrangement  (see Note 1C) for reasonable  expenses  that  they may be  required  to pay for  legal consultation and  representation in the event that legal proceedings are  brought  against  them in  connection  with their  opinion.  In addition,  the Company will indemnify the economic  consultants  for any damages payable in consequence of legal  proceedings that exceed
            $1.5  million.  The  Company  shall not be liable to  indemnify  the economic  consultants if it is determined that they acted with gross negligence or willful misconduct in connection with their opinion.

      (4)   A  subsidiary  has an  agreement  pursuant  to  which  it  will  pay royalties at the rate of 4% of sales, with certain reductions stated
            in the agreement, with respect to a product whose development rights were acquired by the subsidiary,  for a period of 10 years beginning from the year 2000,  the date on which external sales of the product reached  the  level  of sales  stipulated  in the  agreement.  Under certain  conditions,  the  royalties may be reduced to a rate of not less than 2%.

      C.    ENVIRONMENTAL QUALITY

      (1)   The  operations  of the Company and of its  investee  companies  are exposed to risks related to environmental contamination,  since they produce,  store and sell  chemicals.  The Group invests  substantial sums in order to comply with environmental laws and regulations, and management  believes that the Group companies are in compliance with those  laws.  In  accordance  with  the  estimate  of the  Company's insurance  advisors,  the Group insurance policies cover any sudden, unexpected environmental contamination caused in Israel and the rest of the world, subject to the conditions of the relevant policies. As at balance sheet date,  the Group did not have any coverage  against ongoing environmental contamination.  Such insurance is difficult to obtain,  and in cases when it can be  obtained,  Company  Management believes  that the terms of the policy,  including the amount of the insurance  coverage,  do  not  presently  justify  obtaining  such a policy.

      (2)   In April 2006, Agan Chemical  Manufacturers  received  approval from the City of Ashdod to use real estate  measuring about 20 dunams for purposes of constructing a biological waste  purification  facility.
            Construction  of the  facility is required  in  accordance  with the permit  for  dumping  waste  granted  to  Agan  by the  Ministry  of
            Environmental  Protection pursuant to which Agan is required improve the level of the  industrial  waste  dumped into the sea by means of biological  processing.  Based  on the  timetables  provided  in the permit's conditions, Agan must complete construction of the facility and its running-in period by March 2008. The expected  investment in construction of the facility is estimated at $20 million.

      (3)   In July 2006, a subsidiary  signed an agreement  with Ashdod  Energy
            Ltd.  (hereinafter  - "Ashdod  Energy"),  pursuant  to which  Ashdod
            Energy will  construct a power plant for  production of  electricity and steam and will supply  electricity  and steam to the  subsidiary from the power plant.

            At the same time the companies signed a sublease  agreement  whereby the subsidiary will lease land to Ashdod Energy on an area measuring about 10,500 sq.m. for purposes of construction of the power plant.

            The agreement for supply of electricity and steam is for a period of
            20 years  from the power  plant's  operation  date or a period of 24 years and 11 months  from the  signing  date of the land  agreement, whichever occurs first.

                                                 Makhteshim-Agan Industries Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 20 - COMMITMENTS AND CONTINGENT LIABILITIES (CONT'D)

      C.    ENVIRONMENTAL QUALITY (CONT'D)

      (4)   One of the subsidiary's plants, together with other chemical plants, was  constructed  in Ramat  Hovav,  since the  Government  of Israel determined  that the location was suitable for chemical plants as it was assumed that the layers of the soil in that area were absolutely sealed against  penetration by liquid  discharges or  contamination.
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

            Over the past several  years  various  tests have been  performed by different  agencies  to test the ground  contamination  in the Ramat
            Hovav area.  Based on studies  performed by  researchers,  including foreign  research  institutes,  there is no  effective  process  for cleaning the contaminated  soil. The only  remediation  available is the  natural  cleansing  processes  that will  clean the land over a period  of 80  years.  In the  opinion  of  Company  Management,  no material  consequences on the financial  statements are expected due to  application  of  the  recommendations  deriving  from  the  said examinations.

      (5)   In May 2004,  a  subsidiary  and other  factories in the Ramat Hovav area  received a  notification  from the  Ministry of  Environmental
            Protection  of  an  addition  of  terms  to  the  business   license
            (hereinafter - "the Additional  Terms"),  dealing with the treatment and discharge of waste produced as a result of their activities.

            Pursuant  to the  notification,  the  factories  were  requested  to discontinue  flowing their waste into the central  treatment  system
            (the evaporation  pools and waste treatment  facilities of the Ramat
            Hovav  Council) and to treat the factory's  waste in an  independent manner by means of  construction  of an appropriate  waste treatment facility and separate evaporation pools for each factory.

            In October 2004, the subsidiary,  together with the Israeli Union of
            Industrialists and other companies, filed an administrative petition
            against  the  Ministry  of  Environmental   Protection  wherein  the
            District Court was requested to declare that the additional terms to the business license are null and void.

            In March 2005, the Court approved the Parties' consent to settle the dispute through "out of court" mediation.

            The  mediation  was  concluded  and the  Parties  reached  agreement regarding the new terms of the business license.

            On December 28, 2006,  the  agreement was given the force of a court judgment.

                                                 Makhteshim-Agan Industries Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 20 - COMMITMENTS AND CONTINGENT LIABILITIES (CONT'D)

      C.    ENVIRONMENTAL QUALITY (CONT'D)

            The highlights of the agreement are as follows:

            (1)   Commencing  from  January 1,  2008,  flowing of waste into the central  treatment  system operated by the Ramat Hovav Council will no longer be permitted  and each factory will be required to treat its own waste based on certain parameters  determined
                  (commencing  from 2007 interim  parameters were determined for the waste treatment and commencing from 2010 an improvement of
                  30% was determined as the fixed parameter).

                  In  2006,  the  subsidiary   completed   construction  of  the
                  biological  waste  treatment   facility  as  required  by  the
                  agreement.

            (2)   The waste of the factories will be removed to the  evaporation pools and  basins of the Ramat  Hovav  Council  by  January 1,
                  2010.  After this date,  each factory will remove its waste to evaporation  pools  built and  operated  by it, by means of an independent  flow and discharge system that will also be built and operated by it.

            (3)   At the end of the usage  period of the pools,  the mud will be left for final  burial in those  pools,  if it is found by the
                  Ministry  of  Environmental  Protection,  in  accordance  with risks' study to be conducted in 2007, that the burial will not cause any environmental  damage whatsoever.  At the end of the operation  period of the evaporation  pools  (estimated by the
                  Company  to  be  in  2025),   the  Ministry  of  Environmental
                  Protection  will  re-examine  the  possibility of damage being caused  as a  result  of the  burial  in  the  pools  with  no additional significant treatment.

            (4)   Regarding  the air  quality it was agreed  that the  generally accepted principles in the European standards shall constitute the basis for  negotiations to be held for purposes of setting the  permissible  emissions'  parameters that will also comply with  environmental  parameters beyond the factory's  borders.
                  For purposes of implementing these demands,  construction of a thermal oxidizing  facility was begun (at an estimated cost of
                  $10 million).

      (6)   On November  28, 2004,  a  Government  decision  was  received  that approves a plan in  connection  with  reduction  of damaging air and water pollution  agents deriving from the Ramat Hovav area. The plan discusses  on  treatment  of factory  waste,  rehabilitation  of the existing  evaporation pools and prevention of exceptional  emissions of dangerous substances into the air.

            The  agreement   reached  in  the  mediation  process  and  the  new
            conditions  of the  business  license,  as described in Section (5), above, are part of implementation of the Government's plan.

                                                 Makhteshim-Agan Industries Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 20 - COMMITMENTS AND CONTINGENT LIABILITIES (CONT'D)

      D.    CLAIMS AGAINST SUBSIDIARIES

      (1)   In 1995, an action amounting to approximately  US$ 56.6 million,  as of the  date  of  balance  sheet  (including  interest  and  linkage differentials), was filed in Brazil against Milenia, by a group that acquired the rights of two banks that went into bankruptcy.  Milenia was sued as a guarantor for the debts of agricultural  cooperatives, which were its former  shareholders.  On March 9, 2007,  Milenia has executed a final settlement  resolving a series of legal claims, for a total payment of  approximately  $12 million USD. In 2006 the full settlement amount was provisioned for.

      (2)   Administrative  proceedings  and fiscal  claims are pending  against
            Milenia in Brazil,  all of which deal with  demands  for  payment of various taxes,  totaling some US$ 73 million (including interest and linkage  differences as at the balance sheet date).  On the basis of the  opinion  of its  legal  advisors,  Milenia  estimates  that its chances of  prevailing  in all the  proceedings  and  fiscal  claims pending against it are good.

      (3)   In  2002,  an  action  was  filed  against   Milenia  by  a  private
            environmental protection organization, claiming that Milenia's plant in  Londrina  pollutes  the  environment  and  causes  damage to its vicinity and neighbors.  The plaintiff  demands that Milenia prepare an environmental impact study,  examinations for Milenia's employees and  neighbors,  and  cessation  of the  production  activity at the plant. The lower court instructed that an environmental impact study
            be  conducted,   but  the  court  of  appeals   granted  a  stay  of
            implementation  of the  decision  pending a decision by the court of appeals  (expected  within two years).  The plaintiff's  request for examination of the Company's employees and neighbors was denied. The proceeding  is at a  preliminary  stage.  Milenia's  legal  advisors estimate  that  Milenia  has good  defenses  against  the claim and, therefore,  no  provisions  were included in the books in respect of this action.

                                                 Makhteshim-Agan Industries Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 20 - COMMITMENTS AND CONTINGENT LIABILITIES (CONT'D)

      D.    CLAIMS AGAINST SUBSIDIARIES (CONT'D)

      (4)   In  2004,  six  identical  actions  were  filed  against  a  Company subsidiary in the United  States and against six other  agrochemical companies in the State of Illinios,  USA, by a local water  supplier
            (hereinafter - "the  Plaintiff").  In these  actions,  the Plaintiff seeks to represent all the water suppliers in the State of Illinois.
            The water supplier claims that the product "atrazine", which is sold by the  defendant  companies,  pollutes its water  source,  and that water having an atrazine  content is a health hazard.  The Plaintiff does not indicate the concentration of atrazine in the water or that the quantity of atrazine in its water  exceeds the amount  permitted by the Federal Water Standard,  but claims that atrazine is a health hazard even at concentrations below the Federal Water Standard.

            One of the principal contentions in the claim is that the subsidiary
            (as well as the other defendants) is aware of the danger of atrazine to  human  beings,  and is  concealing  this  information  from  the authorities and the public. The subsidiary contends that it received its license for atrazine  pursuant to U.S. law by means of referring to studies  submitted  by the  original  license  holder  without it having been  permitted  to review such  studies.  In  addition,  the subsidiary  contends  that it did not  conduct  its own  independent studies and it is not aware of studies  indicating  that atrazine at the  concentration  permitted  by  the  Federal  Water  Standard  is hazardous to human health.

            In light of that stated above the subsidiary estimates, based on the opinion  of its legal  advisors,  that the  chances  that it will be found responsible for concealing information are remote.

            Additional   causes  of  action   claimed  by  the   Plaintiff   are
            encroachment,    nuisance,   negligence   and   violation   of   the
            environmental protection and water pollution laws.

            Among the remedies the Plaintiff is requesting  are:  obligating the defendants  to  prepare  and  implement  a  plan  for  cleaning  the
            Plaintiff's  water,  compensation  of the  Plaintiff  for decline in value of its  properties  as a result of the presence of atrazine in the water and damage to its  reputation.  As is customary for claims of this type in the  United  States,  the  claim  does not state the amount of the damages sought or the compensation requested.

            The  claim  is  in  the  very  preliminary   stages,  the  stage  of
            certification of the claim as a class action has not yet started nor has the document discovery stage gotten underway.

            The  cumulative  share of the  subsidiary  in sales of  atrazine  in
            Illinois is low in relation to the other defendants.

            Taking into account the fact that the Plaintiff  does not state that the concentration of atrazine in the water exceeds that permitted by the Federal Water Standard, and the fact that the chances are remote that  the  subsidiary  will  be  found  responsible  for  concealing information (as described above), the subsidiary estimates, based on the opinion of its legal  advisors,  that the chances that the claim will be rejected are higher than the chances it will prevail.

            No  provision  has been  included  in the  financial  statements  in respect of this claim.

                                                 Makhteshim-Agan Industries Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 20 - COMMITMENTS AND CONTINGENT LIABILITIES (CONT'D)

      D.    CLAIMS AGAINST SUBSIDIARIES (CONT'D)

      (5)   In 2003, a private criminal  complaint was filed against  Makhteshim and one of its directors by Adam, Teva VeDin (an Israeli association for protection of the environment).  In the indictment Makhteshim is charged  that on several  occasions  during  the years 1999  through
            2003,  emissions  of  materials at  prohibited  concentrations  were measured in the chimneys of its Ramat Hovav plant,  creating  severe pollution. Makhteshim does not admit these charges.

            Makhteshim and its legal  advisors  estimate that the results of the complaint cannot be assessed. However, judging by the current levels of penalties  imposed in similar criminal cases, it is highly likely that even in the event of  conviction,  the penalty  will not have a material  adverse  effect on the Company and hence no provision  was included in the financial statements.

      (6)   In  April  2005,  a   multinational   company   filed  a  claim  for
            international  arbitration  against Makhteshim and Agan with respect to a license and supply agreement  entered into in 1998. The amended amount of the claim totals some $ 17 million as at the balance sheet date.  Makhteshim and Agan filed a counter claim. The Company made a provision  in  accordance  with the  opinion of its legal  advisors.
            Subsequent to the balance sheet date a final  settlement was reached within  the  framework  of  the  arbitration  in the  amount  of the provision recorded by the Company.

      (7)   In 2005,  arbitration  proceedings were started in the United States between a  multi-national  company and a subsidiary for  determining the amount the  subsidiary is required to pay to the  multi-national company for use of its studies in order for the subsidiary to obtain a license for the Pendimetlin  product. The arbitration is mandatory arbitration  under  the  Federal  law,  which  governs  the  area of licensing  for crop  protection  products.  In  December  2006,  the arbitrators  handed down a draft  arbitration  decision  pursuant to which  the  subsidiary  was held  liable  to pay the  multi-national company an amount ranging between $9 million and $10 million for use of the studies.  In February  2007, the draft  arbitration  decision became a final  arbitration  decision  and the  subsidiary  was held liable  to pay the  multi-national  company  the  amount  of  US$9.3 million.  The  subsidiary  has  recorded a full  provision  for this amount.

      (8)   Several  other claims were filed  against  Agan,  totaling  some $ 4 million due to damages incurred,  according to the plaintiffs,  as a result of use of  Agan's  products,  breach  of a product  marketing agreement,  supply of a defective product and for other claims. Agan estimates,  on the basis of its legal  advisors'  opinion,  that the defense  prospects  concerning some of these claims are good or that the provisions included in the books are sufficient. For some of the actions,  which,  at this  stage,  the  results  thereof  cannot  be estimated, no provisions were included in the books.

                                                 Makhteshim-Agan Industries Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 20 - COMMITMENTS AND CONTINGENT LIABILITIES (CONT'D)

      D.    CLAIMS AGAINST SUBSIDIARIES (CONT'D)

      (8)   (cont'd)

            Several other claims were filed against Makhteshim, the total amount of which is some $ 3.2 million due to damages incurred, according to the plaintiffs,  inter alia, as a result of the use of its products, and due to an alleged debt to a supplier that carried out the design and construction of a plant in Ramat Hovav. Makhteshim estimates, on the basis of its legal advisors' opinion, that the defense prospects concerning  some of these  claims  are  good or that the  provisions included in the books are sufficient. No provisions were included in the books for some of the actions, whose results it is impossible to assess at this stage.

            With   respect  to  other  Group   companies,   various   claims  of
            insignificant  amounts  were filed in respect of damages  sustained, according to the plaintiffs, due to use of their products, supply of defective products, etc.

      E.    GUARANTEES

      (1)   The Company has guaranteed the  liabilities to banks of subsidiaries without any  limitation as to amount.  As at the balance sheet date, the outstanding liabilities of the subsidiaries to the banks totaled
            $14.4  million  (December  31,  2005  approximate  amount  of  $66.6 million).

      (2)   The Company has guaranteed the liabilities to banks and suppliers of subsidiaries,  the  amount  of which as at the  balance  sheet  date totaled $10 million  (December 31, 2005 approximate  amount of $33.3 million).

      (3)   Makhteshim  and Agan have  guaranteed  the  liabilities  to banks of subsidiaries  in  the  amount  of $27  million  (December  31,  2005 approximate amount of $28.6 million).

      (4)   Foreign  suppliers  and  banks  have  provided  credit  lines in the approximate  amount of $202 million  (December 31, 2005  approximate amount of $97.6 million) to foreign subsidiaries and to subsidiaries in Israel  relying upon,  among other  things,  the  commitments  of
            Makhteshim  and Agan as to their proper  fiscal  management  and the policies of Makhteshim and Agan to take steps that will enable those companies to meet their obligations.  The amount of the credit lines utilized as at December  31,  2006,  amounted to  approximately  $38 million (December 31, 2005 approximate amount of $27.2 million).

                                                 Makhteshim-Agan Industries Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 20 - COMMITMENTS AND CONTINGENT LIABILITIES (CONT'D)

      E.    GUARANTEES (CONT'D)

      (5)   The  Company  and  Millenia   committed   to   indemnify   financial
            institutions,  upon the existence of certain conditions,  in respect of credit  received by  Millenia's  customers  from those  financial institutions,  which  were used for  repayment  of the debts of such customers  to Millenia  in respect of its sales to those  customers.
            The amount of the commitment for indemnification,  as at the balance sheet date, was  approximately $65 million,  of which  approximately
            $50.6 million was a commitment  for  indemnification  of Milenia and approximately  $14.4 million was a commitment for indemnification of the Company  and Milenia  (December  31,  2005 -  approximately  $76
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

NOTE 21 - LIENS AND COLLATERALS

      A.    FOLLOWING ARE DETAILS OF COLLATERALIZED LIABILITIES TO BANKS:

      -     The Company and its Israeli  subsidiaries  have made  commitments to banks  not to  register  charges  on their  assets in favor of other parties,  except  specific liens for acquisition of an asset for the benefit of the party  financing the acquisition on certain terms and subject to the giving of  notification  to the bank,  and except for creation of liens related to receipt of investment grants, as stated
            in Note 21B, below.

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

            (b)   Sale  or  transfer  of  assets,  the  value  of the  Company's interest  in  which  does  not  exceed  $20  million  for  any particular year and provided that the cumulative  value of the total  assets to be  transferred  or sold will not exceed $ 60 million.

      -     As  security  for a long  term  liability  in the  amount  of  $17.5 million,  a  subsidiary  has  registered  a  mortgage  on  land  and buildings,  and other  subsidiaries  have  registered a first-degree charge on assets  including  machinery and equipment,  share capital and intangible assets.

      -     Regarding  bank  deposits  which  serve  as the  sole  security  for repayment of loans taken by a  subsidiary  from that bank - see Note
            8B(2).

                                                 Makhteshim-Agan Industries Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 21 - LIENS AND COLLATERALS (CONT'D)

      B.    As collateral for the fulfillment of the  requirements in respect of investment  grants  received  (see Note 18A),  the  Company  and its subsidiaries  have registered  floating charges in unlimited amounts on all of their assets and have  provided an unlimited  guarantee in favor of the State of Israel.

      C.    The Company and its  subsidiary  have committed to banks to maintain financial covenants, the main ones of which are as follows:

            -     The ratio of the  interest-bearing  financial  liabilities  to shareholders' equity shall not exceed 1.5.

            -     The ratio of the  interest-bearing  financial  liabilities  to income before  financing  expenses,  taxes,  depreciation  and amortization  (EBITDA)  shall not exceed 3.3 (in  subsidiary -
                  4).

            -     The shareholders' equity will not be less than $ 720 million.

            As at the balance sheet date the Company and its  subsidiary  are in compliance with the aforementioned financial ratios.

NOTE 22 - SHAREHOLDERS' EQUITY

      A.    SHARE CAPITAL

                                                                December 31                          December 31
                                                    --------------------------------     --------------------------------
                                                             2006               2005              2006               2005
                                                    -------------      -------------     -------------      -------------
                                                             Number of shares                     Number of shares
                                                    --------------------------------     --------------------------------
                                                                Authorized                       Issued and paid-up
                                                    --------------------------------     --------------------------------
      Ordinary shares of NIS 1 par value              750,000,000        750,000,000       465,352,365        452,918,621
                                                    =============      =============     =============      =============

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

                                                 Makhteshim-Agan Industries Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 22 - SHAREHOLDERS' EQUITY (CONT'D)

      B.    EMPLOYEE STOCK OPTIONS

      1.    On  April  23,  2001  (hereinafter  -  the  determining  date),  the
            Company's Board of Directors  resolved to grant options to employees of the Company and to employees of its  subsidiaries  (hereinafter -
            Plan 2001).  In accordance with this plan, the said employees can be allotted up to 17,400,000  option warrants which are exercisable for up to  17,400,000  ordinary  shares of a par value of NIS 1 each, of the Company, at an exercise price of $ 1.596 as at the balance sheet date  after  adjustments  made  to all  options  due  to a  dividend distribution  (the market  value of a share as of April 22, 2001 was
            NIS 8.12).

            All options warrants are required to be issued to a trustee pursuant to Plan 2001. The options were issued in accordance with Section 102 of the Israeli  Income Tax  Ordinance and the shares to be issued on the exercise  thereof will be held by the trustee for a period of at least two years from the date of issuance of the options.

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

            Pursuant  to Plan 2001,  at the time of  exercise of the options the
            Company  will issue  shares in a number that  reflects the amount of the monetary benefit inherent in the option, that is, the difference between the regular  price of a Company  share on the exercise  date and the exercise price of the option.

            Under  this plan,  the  previous  CEO of the  Company  was  allotted
            1,400,000 option warrants exercisable into 1,400,000 ordinary shares of a par value of NIS 1 each of the Company,  which constitute 8% of the total amount of options to be granted under the plan.

            In 2004,  approximately 4,519,791 thousand options were exercised by
            Company employees for 2,505,937  thousand of the Company's  ordinary shares of NIS 1 par value each.

            In 2005,  approximately 2,531,914 thousand options were exercised by
            Company employees for 1,736,805  thousand of the Company's  ordinary shares of NIS 1 par value each.

            In 2006,  approximately 1,627,552 thousand options were exercised by
            Company employees for 1,137,674  thousand of the Company's  ordinary shares of NIS 1 par value each.

            Subsequent  to December 31,  2006,  approximately  751,667  thousand options were exercised by Company  employees for 553,075 thousand of the Company's ordinary shares of NIS 1 par value each.

                                                 Makhteshim-Agan Industries Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 22 - SHAREHOLDERS' EQUITY (CONT'D)

      B.    EMPLOYEE STOCK OPTIONS (CONT'D)

      2.    On April 14, 2003  (hereinafter  - "the  determination  date"),  the
            Company's   Board  of  Directors   resolved  to  adopt  an  employee
            compensation   plan  for  the  employees  of  the  Company  and  its
            subsidiaries  and for their  directors  (hereinafter - "Plan 2003"),
            pursuant  to  which  17,000,000   options  will  be  issued  to  the
            employees,  which  are  exercisable  for  up to  17,000,000  of  the
            Company's  ordinary  shares of NIS 1 par value each,  at an exercise price of NIS 6.44 as at the  balance  sheet date  after  adjustments made due to a dividend  distribution (the closing share price of the
            Company's  shares on the stock exchange on the  Determination  Date, was NIS 9.13 per share).

            All of the options  will be issued  under  Section 102 of the Income
            Tax  Ordinance.  The options  issued and the shares  issued upon the exercise  thereof will be held by a trustee for a period of at least two years from the end of the year in which the options are issued.

            In  accordance  with  Plan  2003,  at the  time of  exercise  of the options,  the Company will issue  shares in an amount that  reflects the amount of the monetary benefit implicit in the options, that is, the difference between the price of an ordinary share of the Company on the exercise date and the exercise price of the option.

            The  right  to  exercise  the  options  is in three  increments,  as follows:  one-third  at the end of one year  from the  Determination
            Date,  an  additional  one-third  at the end of two  years  from the
            Determination  Date and the  balance at the end of three  years from the  Determination  Date. The expiration date of the options is five years from the beginning of the exercise period of each increment.

            In addition,  in the  framework of Plan 2003,  the Company's CEO was issued  1,600,000  options which are exercisable for up to 1,600,000 of the Company's ordinary shares of NIS 1 par value each.

            In addition,  in the framework of the Plan, the Company's  directors were issued a total of 1,800,000 options.

            On March 8, 2004, the Company's  Board of Directors  decided to make an additional  issuance under Plan 2003 of 1,420,000  options to the directors  (that did not serve at the time of prior  issuance to the directors) and to Company  employees,  the options were  distributed during 2004.

            In 2005, Company employees  exercised 219,996 options for 156,868 of the Company's ordinary shares of NIS 1 par value.

            In 2006, Company employees exercised 2,444,997 options for 1,749,062 of the Company's ordinary shares of NIS 1 par value.

            Subsequent to December 31, 2006,  approximately  1,061,168  thousand options were exercised by Company  employees for 792,211 thousand of the Company's ordinary shares of NIS 1 par value each.

                                                 Makhteshim-Agan Industries Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 22 - SHAREHOLDERS' EQUITY (CONT'D)

      B.    EMPLOYEE STOCK OPTIONS (CONT'D)

      3.    On March 13, 2005,  the  Company's  Board of  Directors  resolved to adopt a new stock option plan for the officers and  employees of the
            Company and its subsidiaries  (hereinafter - "Plan 2005").  Pursuant to Plan 2005, on March 14, 2005, 14,900,000 options exercisable into up to 14,900,000 of the Company's ordinary shares of NIS 1 par value each were issued - 800,000 options were issued to the Company's CEO,
            11,600,000 were issued to employees of the Company and  subsidiaries in Israel and overseas and the balance of 2,500,000 were issued to a trustee for purposes of future issuances.

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

            The right to exercise the options  subject to the terms of Plan 2005 is in three portions, as follows:  one-third at the end of two years from the determination date, an additional third at the end of three years from the determination date and the balance at the end of four years  from the  determination  date.  The  expiration  date of each portion is 5 years from the beginning of its exercise period.

            The  determination  date for  Group A was  fixed as April  14,  2006
            (which  is the end of the  third  and  final  vesting  period of the employee  options'  plan from 2003) and for Group B and Group C, the determination  date is March  13,  2005  (the  approval  date of the plan).

            On August 8,  2005,  the  Company's  Board of  Directors  decided to revise the exercise price of the options issued to Group A such that the  exercise  price of these  options will be equal to the exercise price  determined  for options  issued to Group B. As at the balance sheet date, the exercise price after  adjustments,  as stated above, is NIS 23.94.

            The options under Plan 2005 will be issued to the offerees  pursuant to the  provisions of Section 102 of the Income Tax Ordinance  under the capital track.

            On March 8, 2006, the Company's Board of Directors  decided to issue the  balance  of  2,500,000  of the  above-mentioned  options to the employees. The cost of the benefit embedded in the options, based on the fair value of the capital instruments granted is $3.7 million as at the grant date. This amount will be amortized to the statement of income over the vesting period of each increment.  The total expense recorded in 2006 amounted to $1,814 thousand.

                                                 Makhteshim-Agan Industries Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 22 - SHAREHOLDERS' EQUITY (CONT'D)

      B.    EMPLOYEE STOCK OPTIONS (CONT'D)

      4.    On November 26, 2006,  the Company's  Board of Directors  decided to issue  2,700,000  options to the  Company's  new CEO.  The  exercise premium of the options is NIS 21.61  (based on the  closing  rate of the Company's  shares on the stock  exchange on the eve of the Board of Directors' issuance decision).

            The cost of the benefit  embedded  in the options  issued as stated, based on the fair  value as at their  issuance  date  amounted  to a total of $3,957  thousand.  This  amount  will be  amortized  to the statement of income over the vesting period of each  increment.  The total expense recorded in 2006 amounted to $202 thousand.

            The options  will vest in three equal  increments,  where a third of the quantity may be exercised one year after the determination date, the second third of the  quantity  may be exercised  two years after the  determination  date,  and the final third three years after the determination  date.  The options  from each  increment  referred to above are  exercisable  commencing from the vesting date, as stated, of such  increment  and during a period of two years from such date.
            The other  conditions of the options will be in accordance  with the conditions of the options  granted to the directors  approved by the
            Company in 2003.

      5.    On December 4, 2006,  the  Company's  Board of Directors  decided to issue 51,500 options to an external  director.  The exercise premium of the  options  is NIS  22.58  (based  on the  closing  rate of the
            Company's  shares on the stock  exchange  on the eve of the Board of
            Directors' issuance decision).

            The cost of the benefit  embedded  in the options  issued as stated, based on the fair  value as at their  issuance  date  amounted  to a total  of  $93  thousand.  This  amount  will  be  amortized  to the statement of income over the vesting period of each  increment.  The total expense recorded in 2006 amounted to $12 thousand.

            The determination  date for issuance of the said options is July 25,
            2006. The options will vest in three equal increments, where a third of the quantity may be  exercised  one year after the  determination date,  the second third of the  quantity may be exercised  two years after the determination  date, and the final third three years after the determination  date. The options from each increment referred to above are  exercisable  commencing from the vesting date, as stated, of such  increment and during a period of five years from such date.
            The other  conditions of the options will be in accordance  with the conditions of the options  granted to the directors  approved by the
            Company in 2003.

      6.    On December 27, 2006,  the Company's  Board of Directors  decided to issue  800,000  options to Company  officers who are not  interested parties in the Company and will not become  interested  parties as a result of the issuance.

            The  exercise  premium of the  options  is NIS  22.49,  which is the average  price of a Company  share in the 30 trading days  preceding the date the Company's Board of Directors  approved  issuance of the said  options.  The  determination  date  for  issuance  of the said options is September 10, 2006.

                                                 Makhteshim-Agan Industries Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 22 - SHAREHOLDERS' EQUITY (CONT'D)

      B.    EMPLOYEE STOCK OPTIONS (CONT'D)

            The cost of the benefit  embedded  in the options  issued as stated, based on the fair  value as at their  issuance  date  amounted  to a total of $1,363  thousand.  This  amount  will be  amortized  to the statement of income over the vesting period of each  increment.  The total expense recorded in 2006 amounted to $208 thousand.

            The options  will vest in three equal  increments,  where a third of the quantity may be exercised one year after the determination date, the second third of the  quantity  may be exercised  two years after the  determination  date,  and the final third three years after the determination  date.  The options  from each  increment  referred to above are  exercisable  commencing from the vesting date, as stated, of such increment and during a period of two years from such date.

            The other  conditions of the options will be in accordance  with the conditions of the options  granted to the directors  approved by the
            Company in 2005.

                                                  Plan 2001        Plan 2003          Plan 2005         Plan 2006             Total
                                              -------------    -------------      -------------     -------------     -------------
            Balance at
             January 1, 2006                      2,986,372        4,494,341         12,040,000                --        19,520,713
            Granted during the year                      --               --          2,500,000         3,551,500         6,051,500
            Forfeited during the year                (6,667)              --                 --                --            (6,667)
            Exercised during the year            (1,627,552)      (2,444,997)                --                --        (4,072,549)
                                              -------------    -------------      -------------     -------------     -------------
            Total options outstanding as at
             December 31, 2006                    1,352,153        2,049,344         14,540,000         3,551,500        21,492,997
                                              =============    =============      =============     =============     =============

            The  weighted-average  of the  balance of the  contract  life of the outstanding options as at December 321, 2006, is 5.5 years.

            The fair value of the  options  granted,  as stated,  was  estimated through use of the Black and Scholes Model for pricing options.  The parameters used in application of the Model are as follows:

                                                   First issue     Second issues        Third issue      Fourth issue
                                                 -------------     -------------      -------------     -------------

            Share price (NIS)                            23.52             21.61               22.0             24.18
            Exercise premium (NIS)                       22.99             21.61              22.58             22.49
            Anticipated fluctuations                     25.83%            25.17%             27.24%            25.29%
            Life of the option (in years)                  4.5                 4                6.6               3.7
            Riskless interest rate                        6.13%             5.62%              5.59%              5.4%
            Fair value                                  17,661            17,040                391             5,718

            The anticipated fluctuations were determined based on the historical fluctuations in prices of the Company's shares.

            The  life  of the  options  was  determined  based  on  Management's estimate with respect to the holding  period by the employees of the options taking into account their positions with the Company and the
            Company's past experience regarding the employee turnover rate.

                                                 Makhteshim-Agan Industries Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 22 - SHAREHOLDERS' EQUITY (CONT'D)

      B.    EMPLOYEE STOCK OPTIONS (CONT'D)

            The  riskless  interest  rate was  determined  based on the yield to redemption on  government  shekel  debentures,  where the balance of their period is equal over the anticipated life of the options.

      C.    BUY-BACK OF SHARES

      On November 14, 2005, the Company's Board of Directors  decided to adopt a policy  according to which the Company will buy back its own shares in the amount of $150 million.

      The shares  acquired  are  dormant  shares as long as they are held by the
      Company.

      As at the balance sheet date, the Company holds  24,875,703  (December 31,
      2005 -  12,018,603)  of its own shares,  constituting  approximately  5.4%
      (December  31, 2005 - 2.6%) of its total issued and paid-up  share capital in the amount of $134 (December 31, 2005 - 66.6) million.

      In August 2006, the Company's  Board of Directors  approved  completion of the buy back plan with respect to the shares, due to its completion.

      D.    DIVIDEND DISTRIBUTION POLICY

      On March 8,  2006,  the  Company's  Board of  Directors  decided to make a change regarding the dividend  distribution  policy,  such that commencing with the fourth  quarter of 2005, a dividend  will be  distributed  at the rate of 50% of the net earnings for the period.

      In May 2006,  the  Company's  Board of Directors  decided to  distribute a dividend  in the  amount of $28.8  million,  which was paid on August  31,
      2006.  The amount of the dividend in respect of shares held by  subsidiary is $ 28 million.

      On March 12, 2007, the Company's Board of Directors  decided to cancel the policy of  distributing  dividends at a fixed rate of the income as stated
      above.  From  time to  time,  the  Board of  Directors  will  examine  the possibility  of making  dividend  distributions  and the amount thereof in accordance with the investment policy and the Company's needs as they will be  from  time  to  time,  in  addition  to the  existence  of  sufficient distributable earnings.

                                                 Makhteshim-Agan Industries Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 23 - LINKAGE TERMS OF MONETARY BALANCES

CONSOLIDATED

                                In or linked                                    In or linked
                                       to US                    In Brazilian      to another      In Israel
                                     dollars         In Euro           reals        currency       currency           Total
                               -------------   -------------   -------------   -------------  -------------   -------------
                               US$ thousands   US$ thousands   US$ thousands   US$ thousands  US$ thousands   US$ thousands
                               -------------   -------------   -------------   -------------  -------------   -------------
DECEMBER 31, 2006
Assets:
Cash and cash equivalents             61,771          15,276           7,849          23,262        216,204         324,362
Short-term investments                   889              --              --              --            817           1,706
Trade and other receivables          253,697         111,498         127,030          52,044         21,887         566,156
Long-term investments,
 loans and other receivables           1,688           2,832          11,927           1,566          2,367          20,380
                               -------------   -------------   -------------   -------------  -------------   -------------
                                     318,045         129,606         146,806          76,872        241,275         912,604
                               =============   =============   =============   =============  =============   =============

Liabilities:
Credit from banks (not
 including current
 maturities)                          61,334          24,746           1,247           9,099          1,456          97,882
Trade and other payables             250,467         128,629          83,781          58,370        115,733         636,980
Loans from banks
 (including current
 maturities) and other
 long-term liabilities                34,418          12,850           2,794             404             --          50,466
Employee severance
 benefits, net                           166           2,075              --           1,266         34,624          38,131
Debentures                                --              --              --              --        554,728         554,728
Convertible debentures                12,730              --              --              --             --          12,730
                               -------------   -------------   -------------   -------------  -------------   -------------
                                     359,115         168,300          87,822          69,139        706,541       1,390,917
                               =============   =============   =============   =============  =============   =============

DECEMBER 31, 2005
Assets:
Cash and cash equivalents             21,614          13,408           9,754          23,062          3,455          71,293
Short-term investments                    --             561              --              --            708           1,269
Trade and other receivables          160,869          75,585         130,374          51,097         27,635         445,560
Long-term investments,
 loans and other receivables           2,684           2,562           9,210             902          2,427          17,785
                               -------------   -------------   -------------   -------------  -------------   -------------
                                     185,167          92,116         149,338          75,061         34,225         535,907
                               =============   =============   =============   =============  =============   =============

Liabilities:
Credit from banks (not
 including current
 maturities)                         197,864          13,624          11,639           5,433            478         229,038
Trade and other payables             236,591         100,305          71,147          43,714         82,256         534,013
Proposed dividend                     14,058              --              --              --             --          14,058
Loans from banks
 (including current
 maturities) and other
 long-term liabilities                88,398           4,999           3,222           1,091          1,666          99,376
Employee severance
 benefits, net                           126             538             640             227         26,483          28,014
Convertible debentures                40,479              --              --              --             --          40,479
                               -------------   -------------   -------------   -------------  -------------   -------------
                                     577,516         119,466          86,648          50,465        110,883         944,978
                               =============   =============   =============   =============  =============   =============

With respect to futures transactions in foreign currency, see Note 33.

                                                 Makhteshim-Agan Industries Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 24 - REVENUES

      CONSOLIDATED

                                                                                  For the year ended December 31
                                                                      --------------------------------------------------
                                                                               2006               2005              2004
                                                                      -------------      -------------     -------------
                                                                      US$ thousands      US$ thousands     US$ thousands
                                                                      -------------      -------------     -------------
      Foreign sales -
        Industrial                                                        1,502,392          1,465,333         1,351,450
        Commercial                                                          165,205            165,221            85,007
                                                                      -------------      -------------     -------------
                                                                          1,667,597          1,630,554         1,436,457
                                                                      -------------      -------------     -------------
      Domestic sales -
        Industrial                                                           56,835             48,678            47,461
        Commercial                                                           54,324             61,485            55,784
                                                                      -------------      -------------     -------------
                                                                            111,159            110,163           103,245
                                                                      -------------      -------------     -------------
                                                                          1,778,756          1,740,717         1,539,702
                                                                      =============      =============     =============

NOTE 25 - COST OF SALES

      CONSOLIDATED

                                                                                  For the year ended December 31
                                                                      --------------------------------------------------
                                                                               2006               2005              2004
                                                                      -------------      -------------     -------------
                                                                      US$ thousands      US$ thousands     US$ thousands
                                                                      -------------      -------------     -------------

      Industrial:
      Materials                                                             807,846            766,681           674,675
      Labor                                                                  82,794             76,147            71,534
      Subcontractors                                                         22,540             27,117            20,549
      Other manufacturing expenses                                          103,670             98,885            96,897
      Depreciation                                                           30,768             29,269            25,891
                                                                      -------------      -------------     -------------
                                                                          1,047,618            998,099           889,546

      Less - expenses capitalized to fixed assets (mainly
       engineering salaries)                                                   (587)              (866)             (848)
      Change in finished products and work in progress                      (32,893)           (96,162)          (43,246)
                                                                      -------------      -------------     -------------
                                                                          1,014,138            901,071           845,452
      Commercial:
      Cost of merchandise sold                                              157,879            158,644            98,456
                                                                      -------------      -------------     -------------
                                                                          1,172,017          1,059,715           943,908
                                                                      =============      =============     =============

                                                 Makhteshim-Agan Industries Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 26 - RESEARCH AND DEVELOPMENT EXPENSES, NET

      CONSOLIDATED

                                                                                  For the year ended December 31
                                                                       --------------------------------------------------
                                                                                2006              2005               2004
                                                                       -------------     -------------      -------------
                                                                       US$ thousands     US$ thousands      US$ thousands
                                                                       -------------     -------------      -------------
      Salaries and related expenses                                           11,093            11,627             10,508
      Materials                                                                  205               351                267
      Other expenses                                                           8,522             9,093              9,758
                                                                       -------------     -------------      -------------
                                                                              19,820            21,071             20,533
      Less -
      Government participation in R&D expenses                                  (819)             (443)            (1,053)
                                                                       -------------     -------------      -------------
                                                                              19,001            20,628             19,480
                                                                       =============     =============      =============

NOTE 27 - SELLING AND MARKETING EXPENSES

      CONSOLIDATED

                                                                                  For the year ended December 31
                                                                       --------------------------------------------------
                                                                                2006              2005               2004
                                                                       -------------     -------------      -------------
                                                                       US$ thousands     US$ thousands      US$ thousands
                                                                       -------------     -------------      -------------
      Salaries and related expenses                                           77,376            66,927             54,714
      Commissions and delivery costs                                          78,483            75,121             70,480
      Advertising                                                             24,399            20,933             14,049
      Depreciation and amortization                                           39,858            32,936             24,685
      Registration                                                            27,096            21,753             11,504
      Professional services                                                    7,234             7,035              6,263
      Insurance                                                                8,786             7,929              6,474
      Royalties to the Chief Scientist                                         2,148             3,894              4,758
      Other                                                                   37,797            31,390             27,285
                                                                       -------------     -------------      -------------
                                                                             303,177           267,918            220,212
                                                                       =============     =============      =============

NOTE 28 - GENERAL AND ADMINISTRATIVE EXPENSES

      CONSOLIDATED

                                                                                  For the year ended December 31
                                                                       --------------------------------------------------
                                                                                2006              2005               2004
                                                                       -------------     -------------      -------------
                                                                       US$ thousands     US$ thousands      US$ thousands
                                                                       -------------     -------------      -------------
      Salaries and related expenses                                           30,666            24,992             24,743
      Administrative services and directors' fees to Koor                      2,031             2,548              2,557
      Depreciation and amortization                                            4,506             4,563              3,359
      Bad and doubtful debts                                                  16,482             5,909             11,481
      Professional services                                                   11,882             8,550             12,058
      Insurance                                                                2,534             2,903              1,925
      Other                                                                   12,666          * 12,586           * 11,037
                                                                       -------------     -------------      -------------
                                                                              80,767            62,051             67,160
                                                                       =============     =============      =============

      *     Restated - see Note 2Z.

                                                 Makhteshim-Agan Industries Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 28 - GENERAL AND ADMINISTRATIVE EXPENSES (CONT'D)

      COMPANY

                                                                                  For the year ended December 31
                                                                       --------------------------------------------------
                                                                                2006              2005               2004
                                                                       -------------     -------------      -------------
                                                                       US$ thousands     US$ thousands      US$ thousands
                                                                       -------------     -------------      -------------
      Salaries and related expenses                                           10,638             5,333              6,073
      Administrative services and directors' fees to Koor                      2,031             2,548              2,557
      Depreciation and amortization                                              367               226                269
      Professional services                                                    3,255             2,109              3,607
      Other                                                                    3,208             2,774              2,865
                                                                       -------------     -------------      -------------
                                                                              19,499            12,990             15,371
                                                                       =============     =============      =============

NOTE 29 - FINANCING EXPENSES (INCOME), NET

      CONSOLIDATED

                                                                                  For the year ended December 31
                                                                       --------------------------------------------------
                                                                                2006              2005               2004
                                                                       -------------     -------------      -------------
                                                                       US$ thousands     US$ thousands      US$ thousands
                                                                       -------------     -------------      -------------
      In respect of long-term liabilities, net                                13,115             6,646             17,885
      In respect of short-term liabilities and credit, net                    31,129            27,927              9,686
                                                                       -------------     -------------      -------------
      Financing expenses, net                                                 44,244            34,573             27,571
                                                                       =============     =============      =============

      COMPANY

                                                                                  For the year ended December 31
                                                                       --------------------------------------------------
                                                                                2006              2005               2004
                                                                       -------------     -------------      -------------
                                                                       US$ thousands     US$ thousands      US$ thousands
                                                                       -------------     -------------      -------------
      Expenses:
      In respect of long-term liabilities                                      4,924            11,607              5,193
      In respect of short-term liabilities and credit                          3,080               245                 --
                                                                       -------------     -------------      -------------
                                                                               8,004            11,852              5,193
      Less:
      Financing income                                                       (19,817)           (2,797)           (10,229)
                                                                       -------------     -------------      -------------
      Financing expenses (income), net                                       (11,813)            9,055             (5,036)
                                                                       =============     =============      =============

                                                 Makhteshim-Agan Industries Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 30 - OTHER EXPENSES, NET

      CONSOLIDATED

                                                                                  For the year ended December 31
                                                                       --------------------------------------------------
                                                                                2006              2005               2004
                                                                       -------------     -------------      -------------
                                                                       US$ thousands     US$ thousands      US$ thousands
                                                                       -------------     -------------      -------------
      Expenses in respect of early retirement of
       employees and payment of early pension benefits (1)                    18,325             5,936              4,802
      Expenses relating to sale of trade receivables
       as part of securitization transaction                                  13,345             8,989              6,199
      Loss on sale of fixed assets and other, net                                299             1,665              1,099
      Provision for loss with respect to options granted to
       employees of subsidiaries                                                  --                55              2,090
      Amortization of goodwill in investee companies                              --             9,870             14,396
      Amortization of intangible assets on purchase
       of products                                                            11,334            11,533             10,164
      Provision for legal claims                                              19,729             6,000              2,400
      Amortization of other assets                                            14,986             7,054              2,555
      Other income, net                                                       (3,377)           (6,891)              (970)
                                                                       -------------     -------------      -------------
                                                                              74,641            44,211             42,735
                                                                       =============     =============      =============

      (1)   In  2006,  the  Company  recorded   expenses  in  respect  of  early
            retirement and pension of employees due to the  efficiency  plans in the Company's plants in Israel and Brazil.

NOTE 31 - TRANSACTIONS AND BALANCES WITH RELATED AND INTERESTED PARTIES

      A.    TRANSACTIONS WITH INTERESTED PARTIES

      In July 2006,  Discount  Services of the I.D.B.  Group acquired  shares of
      Koor Industries Ltd. from the prior shareholders.

      (1)   In  the  ordinary  course  of  business,   Group  companies  conduct
            transactions  with  entities  that are  related  parties.  Up to and including  2004, the Israeli  Securities  Authority had exempted the
            Company from providing details of immaterial  transactions at market value that the Company executed in the normal course of its business with interested  parties.  In any event,  the Company is required to disclose any unusual transactions.

            On October 31,  2005,  an  amendment  was  published  to the Israeli
            Securities Regulations (Preparation of Annual Financial Statements),
            1993,  pursuant to which the Securities  Authority does not have the authority to give an exemption with respect to this matter.

      (2)   On  April 1,  2000,  the  Company  signed  an  agreement  with  Koor according  to which the Company  will pay Koor $2.5 million per year for consulting and management services to be rendered by Koor to the
            Company. The agreement ended in May 2006.

            In addition,  the Company pays  directors'  fees to Koor  Industries
            Ltd. in amounts  identical  to those paid to public  directors,  see
            Note 31B., below.

                                                 Makhteshim-Agan Industries Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 31 - TRANSACTIONS AND BALANCES WITH RELATED AND INTERESTED PARTIES (CONT'D)

      A.    TRANSACTIONS WITH INTERESTED PARTIES (CONT'D)

      (3)   The Company has an agreement covering  management fees with Agan and
            Makhteshim  according to which Agan and  Makhteshim  pay  management fees at the rate of 1.8% of the annual revenues. In 2006, Makhteshim and  Agan  paid  management  fees to the  Company  amounting  to $14 million (2005 - $14.2 million, 2004 - $13.5 million).

      (4)   The Company  entered in an agreement with the former CEO of Millenia
            (who is a director of the  Company),  covering  non-competition  and confidentiality,  pursuant to which on April 30, 2002 (shortly after the  termination  of his  service as  Millenia's  CEO),  he received
            1,000,000 of the Company's shares in consideration for his agreement not to compete  with the Company  and to protect  all the  Company's confidential information.

            The  agreement is valid for a period up to the later of July 2007 or the end of three  years from the date on which he ceases to serve as
            CEO, director or other position in one of the Group companies.

      (5)   On January 10,  2007,  the  Company's  General  Meeting  resolved to appoint  Avraham  Bigger as the  Company's  CEO in  addition  to his position as Chairman of the Company's Board of Directors.

      (6)   Regarding  insurance and indemnification of interested parties - see
            Note 20(A)(1) and (2).

      (7)   Regarding options granted to interested parties - see Note 22B.

      CONSOLIDATED

                                                                                  For the year ended December 31
                                                                       --------------------------------------------------
                                                                                2006              2005               2004
                                                                       -------------     -------------      -------------
                                                                       US$ thousands     US$ thousands      US$ thousands
                                                                       -------------     -------------      -------------
      Management services to Koor                                              2,031             2,500              2,500
                                                                       =============     =============      =============
      Other related parties:
      Revenues -                                                               6,834             6,368              5,638
                                                                       =============     =============      =============
      Expenses -
       Selling                                                                 4,340             1,303              1,863
                                                                       =============     =============      =============
       Financing Bank Hapoalim                                                   798               843                  *
                                                                       =============     =============      =============

      *     See Note A(1) regarding cancellation of the exemption

                                                 Makhteshim-Agan Industries Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 31 - TRANSACTIONS AND BALANCES WITH RELATED AND INTERESTED PARTIES (CONT'D)

      B.    BENEFITS TO INTERESTED PARTIES

                                                                                  For the year ended December 31
                                                                       --------------------------------------------------
                                                                                2006              2005               2004
                                                                       -------------     -------------      -------------
                                                                       US$ thousands     US$ thousands      US$ thousands
                                                                       -------------     -------------      -------------
      Fees to interested parties employed by the Group**                       1,693             1,152              1,147
                                                                       =============     =============      =============
      Number of interested parties                                                 1                 1
                                                                       =============     =============      =============
      Fees to directors appointed by Koor Industries Ltd.                         71                47                 57
                                                                       =============     =============      =============
      Number of directors                                                       ** 9                *5                  4
                                                                       =============     =============      =============
      Fees to other directors                                                     59                77                 75
                                                                       =============     =============      =============
      Number of directors                                                          6                 6                  6
                                                                       =============     =============      =============
      (*)
      (**)  During 2006, a number of directors were replaced, including external directors.
      (***) Does not include  equity  based by  accounting  standard  no. 24 for which no expense was recorded in this financial reports.

      C.    BALANCES WITH RELATED AND INTERESTED PARTIES

      CONSOLIDATED
                                                                                           December 31      December 31
                                                                                                  2006             2005
                                                                                         -------------    -------------
                                                                                         US$ thousands    US$ thousands
                                                                                         -------------    -------------
      Trade receivables (1) -
       Related parties                                                                           2,145            4,134
                                                                                         =============    =============
      Trade payables -
       Related parties                                                                           4,017              267
                                                                                         =============    =============
      Loans - Bank Hapoalim                                                                       * --           30,680
                                                                                         =============    =============
      Cash and cash equivalents Bank Hapoalim                                                     * --            3,069
                                                                                         =============    =============
      Other payables
      I.D.B. Group                                                                               1,118              748
                                                                                         =============    =============
      Severance pay fund administered by related companies                                       2,706            2,772
                                                                                         =============    =============
         (1)      Highest balance during the year - trade receivables                            4,082            5,205
                                                                                         =============    =============

      *     As at December 31, 2006 Bank Hapoalim is not an interested  party of the company, see note 31A.

                                                 Makhteshim-Agan Industries Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 32 - EARNINGS PER SHARE

      BASIC EARNINGS PER SHARE

      Calculation  of the  earnings  per share for the year ended  December  31,
      2006,  is based on the  earnings  allocated to the holders of the ordinary shares in the amount of US$ 83,919 thousand (2005 - US$ 204,828  thousand,
      2004 - US$ 165,282 thousand),  divided by the  weighted-average  number of ordinary  shares  outstanding of 431,806  thousand  shares (2005 - 421,577 thousand, 2004 - 382,830 thousand), calculated as follows:

                                                                                  For the year ended December 31
                                                                      --------------------------------------------------
                                                                               2006               2005              2004
                                                                      -------------      -------------     -------------
                                                                                      Continuing operation
                                                                      --------------------------------------------------
                                                                      US$ thousands      US$ thousands     US$ thousands
                                                                      -------------      -------------     -------------
      Earnings attributed to the shareholders
      Weighted average of ordinary shares                                    83,919          * 204,828         * 165,282
                                                                      =============      =============     =============

                                                                                  For the year ended December 31
                                                                      --------------------------------------------------
                                                                               2006               2005              2004
                                                                      -------------      -------------     -------------
                                                                                      Continuing operation
                                                                      --------------------------------------------------
                                                                      Thousand shares   Thousand shares  Thousand shares
                                                                      ---------------   ---------------  ---------------
      Weighted average of ordinary shares used in the
       computation of basic earnings per share:

      Balance as at January 1                                                452,919            402,088          377,917
      Less shares of the Company held by the Company
       and subsidiaries                                                      (26,472)            (6,563)          (6,063)
      With the addition of convertible securities that
       were exercised into shares                                              5,359             26,052           10,976
                                                                      ==============    ===============  ===============
                                                                             431,806            421,577          382,830
                                                                      ==============    ===============  ===============

      *     Restated - see Note 2Z.

                                                 Makhteshim-Agan Industries Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 32 - EARNINGS PER SHARE (CONT'D)

      FULLY DILUTED EARNING PER SHARE

      Calculation  of  fully-diluted  earnings  per  share  for the  year  ended
      December  31, 2006,  is based on the earnings  allocated to the holders of the  ordinary  shares in the  amount of US$  84,299  thousand  (2005 - US$
      206,187  thousand,   2004  -  US$  168,897   thousand),   divided  by  the
      weighted-average number of ordinary shares outstanding of 444,190 thousand shares (2005 - 463,345 thousand,  2004 - 449,037 thousand),  calculated as follows:

                                                                                  For the year ended December 31
                                                                      --------------------------------------------------
                                                                               2006               2005              2004
                                                                      -------------      -------------     -------------
                                                                                      Continuing operation
                                                                      --------------------------------------------------
                                                                      US$ thousands      US$ thousands     US$ thousands
                                                                      -------------      -------------     -------------
      Earnings used in computation of basic
       earnings per share:                                                   83,919           *204,828          *165,282
      Adjustments in respect of convertible securities
       in subsidiary                                                           (342)              (414)              (71)
      Interest expenses on convertible debentures net
       of tax                                                                   722              1,773             3,686
                                                                      -------------      -------------     -------------
      Earnings attributed to the shareholders (fully diluted)                84,299            206,187           168,897
                                                                      =============      =============     =============
      Weighted average of ordinary shares used in the
       computation of the fully-diluted earnings per share:

                                                                                  For the year ended December 31
                                                                      --------------------------------------------------
                                                                               2006               2005              2004
                                                                      -------------      -------------     -------------
                                                                                      Continuing operation
                                                                      --------------------------------------------------
                                                                      US$ thousands      US$ thousands     US$ thousands
                                                                      -------------      -------------     -------------
      Weighted average of ordinary shares used in the
       computation of the basic earnings per share                          431,806            421,577           382,830
      The effect of convertible debentures                                   11,563             29,138            50,701
      Effect of stock options                                                 3,821             12,630            15,506
                                                                      -------------      -------------     -------------
      Weighted average or ordinary shares used in the                       447,190            463,345           449,037
       computation of the diluted earnings per share                  =============      =============     =============

      *     Restated - see Note 2Z.

      The average market value of the Company's shares in the calculation of the cumulative  effect of stock options was based on market  quotations during the period in which the options were outstanding.

                                                 Makhteshim-Agan Industries Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 33 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

      A.    GENERAL

      The Group has extensive  international  operations,  and, therefore, it is exposed to risks that  derive  from  exchange  rate  fluctuations,  and to changes in  interest  rates,  in respect of credit  received.  In order to reduce the  overall  exposure  to those  risks,  the Group uses  financial instruments,  including  forward  transactions and options  (hereinafter -
      "the  Derivatives").  The Group does not hold  financial  instruments  for trading purposes.

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

      As at December 31, 2006, the Company and its subsidiaries had open forward exchange  contracts,  which are intended to hedge exposure with respect to assets and liabilities in foreign currency, as described below:

                                                                      Average
                                 Currency            Currency      expiration            Amount            Amount
                               receivable             payable            date        receivable           payable       Fair value
                         ----------------   -----------------   -------------     -------------     -------------    -------------

      FORWARD TRANSACTION:

                         Euro               US dollar              24.01.2007             4,007             4,000               12
                         US dollar          NIS                    02.01.2007             5,000             5,099               90
                         GBP                US dollar              27.04.2007            16,012            15,616             (397)
                         US dollar          Zloty                  18.03.2007            32,721            33,406           (1,088)
                         Zloty              US dollar              18.05.2007             5,958             2,000              (--)
                         US dollar          Australian dollar      07.05.2007             9,432             9,155             (238)
                         US dollar          Rand                   20.03.2007            11,421            12,033             (795)
                         US dollar          Real                   08.05.2007            32,000            31,684              976
                         Yuan               US dollar              09.11.2007             6,740             7,000              (94)

                                                 Makhteshim-Agan Industries Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 33 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONT'D)

                                                                     Average
                               Currency             Currency      expiration           Amount            Amount
                             receivable              payable            date       receivable           payable        Fair value
                      -----------------    -----------------   -------------    -------------     -------------     -------------
                                                                                    Thousands         Thousands         Thousands
                      -----------------    -----------------   -------------    -------------     -------------     -------------

      OPTIONS ACQUIRED:

                      Euro                 US dollar              08.04.2007            7,128             7,016                33

                      US dollar            Euro                   13.06.2007          240,724           240,724             1,240

                      US dollar            NIS                    31.12.2006               --                --                --

                      NIS                  US dollar              17.04.2007           52,508            52,000             2,046

                      GBP                  US dollar              31.12.2006               --                --                --

                      US dollar            GBP                    24.07.2007           41,132            39,075               272

                      US dollar            Zloty                      9.7.07           28,889            31,490               133

                      Zloty                US dollar                 14.4.07            6,663             6,822                86

                      Australian dollar    US dollar                31.12.06               --                --                --

                      US dollar            Australian dollar        10.06.07           32,248            30,408               127

                      US dollar            Rand                     31.12.06               --                --                --

                      Rand                 US dollar                25.11.07            1,268             1,173               163

                      US dollar            Real                      30.1.07           55,000            56,470               353

                      Real                 US dollar                 19.6.07           33,239            32,000               803

                      US dollar            Yuan                     31.12.06               --                --                --

                      Yuan                 US dollar                 8.10.07           22,551            24,000                15

                                                 Makhteshim-Agan Industries Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 33 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONT'D)

                                                                     Average
                               Currency             Currency      expiration           Amount            Amount
                             receivable              payable            date       receivable           payable        Fair value
                      -----------------    -----------------   -------------    -------------     -------------     -------------
                                                                                    Thousands         Thousands         Thousands
                      -----------------    -----------------   -------------    -------------     -------------     -------------

      OPTIONS WRITTEN:

                      Euro                 US dollar              26.02.2007           12,240            13,200                --

                      US dollar            Euro                   11.06.2007          240,402           241,400            (4,522)

                      US dollar            NIS                    27.03.2007            8,000             8,000               (86)

                      NIS                  US dollar              29.04.2007           42,708            41,000              (851)

                      GBP                  US dollar              31.12.2006               --                --                --

                      US dollar            GBP                    24.07.2007           39,984            39,075            (1,538)

                      US dollar            Zloty                  04.07.2007           30,955            31,274            (1,142)

                      Zloty                US dollar              05.05.2007            4,829             4,067                (2)

                      Australian dollar    US dollar              31.12.2006               --                --                --

                      US dollar            Australian dollar      10.06.2007           31,370            30,408            (1,287)

                      US dollar            Rand                   25.11.2007            1,173             1,143               (70)

                      Rand                 US dollar              25.11.2007            1,613             1,173                (3)

                      US dollar            Real                   09.02.2007           35,000            34,402               (62)

                      Real                 US dollar              10.01.2007           32,909            30,000                --

                      US dollar            Yuan                   31.12.2006               --                --                --

                      Yuan                 US dollar              08.10.2007           23,734            24,000              (208)

                                                 Makhteshim-Agan Industries Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 33 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONT'D)

      C.    CREDIT RISKS

      GENERAL

      The Group's  revenues are derived from a large number of widely  dispersed customers in many different  countries.  Customers include  multi-national
      companies  and   manufacturing   companies,   as  well  as   distributors,
      agriculturists and agents of plant protection chemicals  manufacturers who purchase the products either as finished goods or as intermediate products for their own requirements.

      The financial  statements contain specific  provisions for doubtful debts, which  properly  reflect in  management's  estimate,  the loss inherent in debts,  the collection of which is in doubt.  Up to June 2004, the Company insured  its trade  receivables  by means of credit  insurance  in a joint policy with the entire  Makhteshim-Agan Group. Pursuant to the policy, the aggregate  amount of credit  insurance  for the entire  Group is an annual cumulative  amount of US$ 25 million.  The  insurance  indemnification  is limited to 90% of the debt per event.  The terms of the  insurance  policy require the implementation of a credit control system for the entire Group in accordance with procedures  stipulated in the insurance policy. In July
      2004,  the Company  discontinued  the said  insurance due to its not being worthwhile.

      In April 2005,  the Company  renewed the said policy  after  changing  the
      insurance  amount  to   approximately   $30  million  and  increasing  the
      deductible  to $7.5  million.  The said policy was  effective  up to April
      2006.  In  April  2006,  the  Company  signed  a  new  agreement  with  an international  insurance  company.  The cumulative amount of the insurance coverage  was changed to about $60 million per year and  reduction  of the deductible.  The indemnification from the insurer is limited to 90% of the debt per event.

                                                 Makhteshim-Agan Industries Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 33 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONT'D)

      D.    INTEREST RISKS

      The  following  table  presents  the book values of the Group's  financial instruments  that are  exposed  to fair  value  and/or  cash flow risks in respect of interest rates,  based on the earlier of the repayment dates or the price re-determination dates:

                                                                           Average
                                                                         effective                                                                                           5 years and
                                                            Note     interest rate            Total    Up to 1 year         1-2 years         2-3 years        3-4 years           above
                                                   -------------     -------------    -------------   -------------     -------------     -------------    -------------   -------------
      FINANCIAL ASSETS

      Cash and cash equivalents                                                4.5%         324,362         324,362                --                --               --              --

      Investments, loans and long-term
       debits                                                  8                --           20,429              49             7,140             5,580            1,536           6,124
                                                                                      -------------   -------------     -------------     -------------    -------------   -------------
                                                                                            344,791         324,411             7,140             5,580            1,536           6,124

      FINANCIAL LIABILITIES

      Short-term credit from banks                            11              6-14%          97,882          97,882                --                --               --              --

      Long-term credit from banks                             14               6-7%          46,980           1,968            32,557             3,762            3,817           4,876

      Convertible debentures                                  15               2.5%          12,730          12,055               675                --               --              --

      Debentures                                              16         5.15%-6.5%         554,728              --                --                --               --         554,728
                                                                                      -------------   -------------     -------------     -------------    -------------   -------------
                                                                                            712,320         111,905            33,232             3,762            3,817         559,604
                                                                                      =============   =============     =============     =============    =============   =============

                                                 Makhteshim-Agan Industries Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 33 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONT'D)

      E.    CURRENCY RISKS

      As at December 31, 2006, monetary assets in excess of monetary liabilities in Brazilian  reals  amounted to  approximately  US$ 59 million,  monetary liabilities  in Israeli  shekels in excess of  monetary  assets in Israeli
      shekels   amounted  to  approximately   US$  466  million,   and  monetary
      liabilities in excess of monetary assets in Euro amounted to approximately
      US$ 39.

      The Group has taken  measures  to reduce the  exposure  in respect to this excess as described in Note B. above.

      Regarding the linked balance sheet covering  monetary  balances - see Note
      23.

      F.    FAIR VALUE OF FINANCIAL INSTRUMENTS

      The  following  table  details  the book and fair  values  of the  Group's financial instruments, which are not presented in the financial statements based on their fair values:

                                                         December 31, 2006
                                                 -------------------------------
                                                 -------------     -------------
                                                 US$ thousands     US$ thousands
                                                 -------------     -------------
      FINANCIAL ASSETS

      Investments, loans and long-term debits           20,429            18,744

      FINANCIAL LIABILITIES

      Short-term credit from banks (1)                  97,882            98,132
      Long-term credit from banks (2)                   12,730            32,339
      Convertible debentures (3)                        46,980            46,862
      Debentures (4)                                   554,728           554,728

      (1)   The  fair  value  of  the  long-term   loans  granted  is  based  on
            calculation  of the  present  value of the cash flows in  accordance
            with  the  customary  rate  for  similar  loans  having   comparable
            characteristics.

      (2)   The fair value is based on prices  quoted in an active  market as at the balance sheet date.

      (3)   The  fair  value  of  the  long-term  loans  received  is  based  on calculation  of the  present  value of the cash flows in  accordance
            with  the  customary  rate  for  similar  loans  having   comparable
            characteristics.

      (4)   The fair value of the debentures is calculated based on the proceeds on the issuance date.

            The  book  value  of  the  cash  and  cash  equivalents,  short-term investments,  and receivables  and other debits,  trade payables and other payables and credits equal or approximate their fair values.

                                                 Makhteshim-Agan Industries Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 33 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONT'D)

      G.    SENSITIVITY ANALYSIS

      As part of  management  of the  interest  and  currency  risks,  the Group strives to reduce the impact of short-term  fluctuations  on its revenues.
      On the other hand,  in the long run,  changes in the foreign  currency and interest rates have an effect on the Group's earnings.

      As at December 31, 2006, the Group estimates that an increase of 1% in the interest  rate will give rise to a pre-tax  increase  in the fair value of its assets and  liabilities in the amount of $2,592  thousand for the year ended  December  31,  2006.  The  calculation  includes  the impact of the
      Group's interest rate "swap" transactions.

      In addition,  the Company estimates that an increase of one percent in the exchange rate of the Euro will give rise to a pre-tax decrease in the fair value of its assets and liabilities in the amount of $289 thousand for the year ended December 31, 2006. The  calculation  includes the impact of the
      Group's financial derivatives.

      In addition,  the Company estimates that an increase of one percent in the exchange rate of the NIS will give rise to a pre-tax  increase in the fair value of its assets and  liabilities in the amount of $1,883  thousand for the year ended December 31, 2006. The  calculation  includes the impact of the Group's financial derivatives.

                                                 Makhteshim-Agan Industries Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 34 - SEGMENT INFORMATION (CONT'D)

      A.    PRODUCTS AND SERVICES:

      Commencing  from 2006,  the Company  presents  its  segments'  information according to a primary  format,  which is based on a breakdown by business segments,  and a  secondary  format,  which  is based  on a  breakdown  by geographical segments.

      The Company's reporting format reflects the main and significant source of the  risks and  rewards  to which it is  exposed.  In  formulation  of the segments' report, the Company examined the risks and rewards deriving from the various  segments,  along with the nature of the products,  production processes, product consumers and methods used for product distribution.

      The  comparative  amounts  appearing in the note were restated in order to reflect the segments' report in the above-mentioned format.

      The Company operates in the following areas:

      Agro  products - This is the main area of  operation  of the  Company  and involves the manufacture and marketing of convention agro products.

      Non Agro  products  - This area of  activity  includes  a large  number of sub-areas,  including,  Lykopan (oxidizing retardant),  aromatic products, and  other  chemicals,  and  combines  all the  Company's  activities  not included in the agro-products segment.

                                                                        For the year ended December 31, 2006
                                                    ---------------------------------------------------------------------
                                                                            Non-Agro
                                                             Agro           activity       Adjustments       Consolidated
                                                    -------------      -------------     -------------      -------------
                                                    US$ thousands      US$ thousands     US$ thousands      US$ thousands
                                                    -------------      -------------     -------------      -------------

      REVENUES
      External revenues                                 1,581,328            197,428                --          1,778,756
      Inter-segment revenues                                   --              2,342            (2,342)                --
                                                    -------------      -------------     -------------      -------------
      Total revenues                                    1,581,328            199,770            (2,342)         1,778,756
                                                    =============      =============     =============      =============
      RESULTS
      Sector results                                      192,900             10,894                --            203,794
      Financing expenses, net                                                                                     (44,244)
      Other expenses, net                                                                                         (74,641)
      Taxes on income                                                                                               1,438
      Company's share in earnings of
       affiliates                                                                                                     254
      Minority interest in earnings of
       subsidiaries, net                                                                                           (2,682)
                                                                                                            -------------
      Net income                                                                                                   83,919
                                                                                                            -------------
      ADDITIONAL INFORMATION
      Segment assets                                    1,924,248            213,613                            2,137,861
      Equity basis investments                                                                                      2,496
      Unallocated assets                                                                                          478,565
                                                                                                            -------------
      Total consolidated assets                                                                                 2,618,922
                                                                                                            =============
      Segment liabilities                                 369,568             35,637                              405,205
      Unallocated liabilities                                                                                   1,081,999
                                                                                                            -------------
      Total consolidated liabilities                                                                            1,487,204
                                                                                                            =============

      Capital investments                                 122,215             17,433                              139,648
                                                    =============      =============                        =============
      Depreciation and amortization                        93,706              9,384                              103,090
                                                    =============      =============     =============      =============

                                                 Makhteshim-Agan Industries Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 34 - SEGMENT INFORMATION (CONT'D)

      A.    PRODUCTS AND SERVICES: (CONT'D)

                                                                        For the year ended December 31, 2005
                                                    ---------------------------------------------------------------------
                                                                            Non-Agro
                                                             Agro           activity       Adjustments       Consolidated
                                                    -------------      -------------     -------------      -------------
                                                    US$ thousands      US$ thousands     US$ thousands      US$ thousands
                                                    -------------      -------------     -------------      -------------
      REVENUES
      External revenues                                 1,542,859            197,858                --          1,740,717
      Inter-segment revenues                                   --              3,443            (3,443)                --
                                                    -------------      -------------     -------------      -------------
      Total revenues                                    1,542,859            201,301            (3,443)         1,740,717
                                                    =============      =============     =============      =============
      RESULTS
      Sector results                                      305,743             24,662                --          * 330,405
      Financing expenses, net                                                                                     (34,573)
      Other expenses, net                                                                                         (44,211)
      Taxes on income                                                                                             (39,952)
      Minority interest in earnings of
       subsidiaries, net                                                                                            4,816
                                                                                                            -------------
      Income from continuing operations                                                                           206,853
      Cumulative effect as at beginning
       of the year of change in accounting
       method                                                                                                      (2,025)
                                                                                                            -------------
      Net income                                                                                                * 204,828
                                                                                                            =============
      ADDITIONAL INFORMATION
      Segment assets                                    1,743,470            206,049                            1,949,519
      Unallocated assets                                                                                          196,628
                                                                                                            -------------
      Total consolidated assets                                                                                 2,146,147
                                                                                                            =============
      Segment liabilities                                 332,603             34,009                              366,612
      Unallocated liabilities                                                                                     645,348
                                                                                                            -------------
      Total consolidated liabilities                                                                            1,011,960
                                                                                                            =============

      Capital investments                                  84,813             12,713                               97,526
                                                    =============      =============                        =============
      Depreciation and amortization                        86,740              9,224                               95,964
                                                    =============      =============                        =============

      *     Restated - See Note 2Z.

                                                 Makhteshim-Agan Industries Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 34 - SEGMENT INFORMATION (CONT'D)

      A.    PRODUCT AND SERVICES: (CONT'D)

                                                                        For the year ended December 31, 2004
                                                    ---------------------------------------------------------------------
                                                                            Non-Agro
                                                             Agro           activity       Adjustments       Consolidated
                                                    -------------      -------------     -------------      -------------
                                                    US$ thousands      US$ thousands     US$ thousands      US$ thousands
                                                    -------------      -------------     -------------      -------------
      REVENUES
      External revenues                                 1,357,913            181,789                --          1,539,702
      Inter-segment revenues                                   --              2,306            (2,306)                --
                                                    -------------      -------------     -------------      -------------
      Total revenues                                    1,357,913            184,095            (2,306)         1,539,702
                                                    =============      =============     =============      =============

                                                                                                            =============

      RESULTS
      Sector results                                      268,736             20,206                --          * 288,942
      Financing expenses, net                                                                                     (27,571)
      Other expenses, net                                                                                         (42,735)
      Taxes on income                                                                                             (52,334)
      Minority interest in earnings of
       subsidiaries                                                                                                (1,020)
                                                                                                            -------------
      Net income                                                                                                * 165,282
                                                                                                            =============
      ADDITIONAL INFORMATION
      Capital investments                                 125,780             11,432                              137,212
                                                    =============      =============                        =============
      Depreciation and amortization                        73,480              9,144                               82,624
                                                    =============      =============                        =============

      *     Restated - See Note 2Z.

                                                 Makhteshim-Agan Industries Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 34 - SEGMENT INFORMATION (CONT'D)

      B.    GEOGRAPHIC

      Set forth  below are the  revenues  from  sales  according  to  geographic segments based on the location of the customers (sales' targets)

                                                                                   For the year ended December 31
                                                                       --------------------------------------------------
                                                                                2006              2005               2004
                                                                       -------------     -------------      -------------
                                                                       US$ thousands     US$ thousands      US$ thousands
                                                                       -------------     -------------      -------------

      Israel                                                                 111,565           110,163            103,245
      Latin America                                                          430,042           422,777            428,638
      Europe                                                                 689,965           700,912            649,859
      North America                                                          349,404           308,798            198,035
      Rest of the world                                                      197,780           198,067            159,925
                                                                       -------------     -------------      -------------
                                                                           1,778,756         1,740,717          1,539,702
                                                                       =============     =============      =============

      Assets  according  to  geographic  segments  based on the  location of the customers (Balance of trade receivables):

                                                                                                 Total sector assets
                                                                                         --------------------------------
                                                                                                  2006               2005
                                                                                         -------------      -------------
                                                                                         US$ thousands      US$ thousands
                                                                                         -------------      -------------

      Israel                                                                                     2,650             13,721
      Latin America                                                                            285,367            238,145
      Europe                                                                                   104,403             63,067
      North America                                                                             47,833             21,670
      Rest of the world                                                                         46,115             46,643
                                                                                         -------------      -------------
                                                                                               486,368            383,246
                                                                                         =============      =============

                                                 Makhteshim-Agan Industries Ltd.

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 35 - EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND US GAAP ON
           THE FINANCIAL STATEMENTS

      A.    The  Company's  consolidated  financial  statements  are prepared in accordance with generally accepted  accounting  principles in Israel
            ("Israeli GAAP"),  which vary in certain  significant  respects from generally  accepted  accounting  principles  in the United States of
            America ("US GAAP") as described below:

      1.    DEFERRED TAXES

      a)    Deferred  taxes in respect of temporary  differences  deriving  from exchange rate or CPI linkage differences for tax purposes

            In accordance with Israeli GAAP:

            Deferred taxes are to be recognized in respect of the full amount of the  differences  between  assets and  liabilities  that result from translation of the financial statements from the local currency into the functional  currency while using  historical  exchange rates and that result  from (1)  changes in exchange  rates or (2) CPI linkage differences for tax purposes.

            In accordance with US GAAP:

            According  to Paragraph  9(f) of  Statement of Financial  Accounting
            Standards FAS No. 109, deferred tax assets or liabilities are not to be  recorded  in  respect of  differences  from  translation  of the financial  statements  from the local  currency into the  functional currency while using historical  exchange rates and that result from
            (1) changes in exchange rates or (2) CPI linkage differences for tax purposes.

            As a result of the  initial  implementation  of  Israeli  Accounting
            Standard No. 19, "Taxes on Income",  in 2005 the Company  recorded a deferred tax liability in accordance with Israeli GAAP in respect of land by means of a  cumulative  effect (see Note 2R). In  accordance with US GAAP, this liability was recorded in prior periods.

      b)    Earnings from "Approved Enterprises":

            Under the Israeli Law for the Encouragement of Capital  Investments,
            1959,  an  "Approved   Enterprise"  that  chooses  the  "alternative
            benefits"  track  is  exempt  from  Companies  Tax on  undistributed profits.

            If a dividend is distributed  out of the tax-exempt  earnings of the
            "Approved  Enterprise"  under the "alternative  benefits" track, the distributing  company  will be  subject to tax at the rate of 25% on the distributed  earnings.  Furthermore,  the  shareholders  will be charged for tax at the rate of 15%. However, a shareholder that is a company will be entitled to a 15% tax credit,  provided it continues and distributes such earnings its shareholders.

            In accordance with Israeli GAAP:

            Deferred  taxes are not to be provided in respect of the  tax-exempt earnings of an "Approved  Enterprise" of subsidiaries  that have not been  distributed and regarding which the company does not intend to distribute them as a dividend to its shareholders.

                                                 Makhteshim-Agan Industries Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 35 - EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND US GAAP ON
           THE FINANCIAL STATEMENTS (CONT'D)

      A.    1. (cont'd)

      b)    (cont'd)

            The  Company  has  not  provided   deferred   taxes  in  respect  of
            undistributed   tax-exempt   earnings  attributed  to  an  "Approved
            Enterprise" of subsidiaries  under the "alternative  benefits" track that may be paid,  since its policy is not to initiate  distribution of these dividends.

            In accordance with US GAAP:

            The Company provided deferred taxes for the differences  between the amounts for  accounting  purposes  and the amounts for tax  purposes
            with  respect  to   undistributed   tax-exempt   earnings  of  local
            subsidiaries  since  under  local tax law the  Company  is unable to recover these amounts without incurring a tax liability.

      2.    SHARE-BASED PAYMENTS TO EMPLOYEES

      In accordance with Israeli GAAP:

      Up to January 1, 2006, no  compensation  expense was recorded with respect to options granted to Company employees.

      Commencing from January 1, 2006,  pursuant to Israeli Accounting  Standard
      No. 24, the Company recognizes  share-based payment  transactions that are settled with equity instruments or in cash.

      Regarding  transactions  settled  with equity  instruments,  the  Standard applies  to  grants  made  after  March  15,  2005 that did not vest up to
      January 1, 2006.  Similarly,  the Standard applies to changes in the terms of transactions settled with equity instruments that were made after March
      15, 2005, even where the grants regarding which the changes were made were executed  prior to that date. In the financial  statements  for 2006,  the comparative  data for 2004 and 2005 has been  restated in order to reflect therein the recording of the  compensation  expense related to the grants, as stated.

      In accordance with US GAAP:

      Up to January 1, 2006,  the  Company  issued  rights to shares  that under
      Accounting  Principles Board (APB) 25 and Financial  Accounting  Standards
      Board  Interpretation  (FIN) 28 were  classified  as  variable  grants  to employees,  during  the  future  period  of  performance  of the  work  or provision of the  services.  In these cases,  the benefits  granted to the employee were recorded as compensation expense in the statement of income.
      The "benefit  component" was measured as the difference between the market price of the share and the exercise price of the option at the end of each reporting period.

      The difference  between the benefit  component at the end of the reporting period and the benefit  component  based on the  proportional  part of the period that has passed  since the  beginning of the  reporting  period was recorded in the statement of income.

      Commencing from January 1, 2006, the Company applies the provisions of FAS
      123R.  Regarding  issuance  of new  options,  pursuant  to the  Standard's provisions  the  benefits to  employees  will be recorded as  compensation expense in the statement of income and such cost will be measured based on the fair value as at the grant date.

                                                 Makhteshim-Agan Industries Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 35 - EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND US GAAP ON
           THE FINANCIAL STATEMENTS (CONT'D)

      A.    1. (cont'd)

      3.    FINANCIAL DERIVATIVES

      In accordance with Israeli GAAP:

      The  results  of  financial  derivatives  held for  hedging  purposes  are recognized  in the  statement  of income  in the same  period in which the gains or losses on the hedged assets are  recognized.  Certain  derivative financial  instruments,  which are not intended or  qualified  for hedging purposes,  are presented in the balance sheet at their fair value. Changes in the fair value are included in the statement of income in the period in which they occur.

      In accordance with US GAAP:

      All of the Company's derivative  instruments are recognized in the balance sheet as either  assets or  liabilities  and are  measured  at their  fair value. Changes in the fair value are recognized currently in the statement of income since the Company does not meet certain accounting  criteria for classification  thereof  as  derivative  financial  instruments  held  for hedging purposes.

      4.    GOODWILL

      In accordance with Israeli GAAP:

      Up to January 1, 2006,  goodwill was amortized  over its economic life but not more than 20 years. Goodwill was examined for purposes of a decline in value where there were indications of a permanent  decline in the value of the goodwill.

      Commencing  January  1,  2006,  pursuant  to  Accounting  Standard  No. 20
      (Amended), goodwill is not amortized on a systematic basis and the Company makes an examination of a decline in value of goodwill once a year or more frequently  if events  have  occurred  or if there  have been  changes  in circumstances indicating that there may have been a decline in the asset's value.

      In accordance with US GAAP:

      Goodwill  balances are not  amortized on a systematic  basis but,  rather, they are  examined by means of a test of  impairment  made at least once a year on a fixed date in accordance with the directives in FAS 142.

      A  two-step  impairment  test is used to  identify  a decline  in value of goodwill and to measure the amount of the decline (if any).

      The first step of the test, in order to ascertain if a decline in value of the  goodwill  has,  in fact,  taken  place,  is  performed  by means of a comparison  of the fair  value of the  reporting  unit  with its net asset value, including the goodwill.

      If the  result is that the fair value of the  reporting  unit is less than its net asset value including goodwill, the second step is to be performed in order to measure the amount of impairment  loss, by comparing the value of the  goodwill of the  reporting  unit with its  carrying  amount in the books. If the value of the goodwill is less than the amount thereof on the books,  an  impairment  loss is to be recognized in an amount equal to the excess, as stated.

                                                 Makhteshim-Agan Industries Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 35 - EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND US GAAP ON
           THE FINANCIAL STATEMENTS (CONT'D)

      A.    1. (cont'd)

      5.    STOCK OPTIONS ISSUED BY INVESTEE COMPANIES

      In accordance with Israeli GAAP:

      Up to January 1, 2006,  the  investor  company  was  required  to create a provision  for  losses,  which  may be  incurred  due to  dilution  of its holdings in investee companies, where exercise of options or conversion of convertible debentures were probable.

      Commencing January 1, 2006, pursuant to Accounting Standard No. 22, a loss deriving  from  dilution  of the  holdings  of an  investor  company in an investee  company  due  to  the  exercise  of  options  or  conversion  of convertible  debentures  is  recognized  only at the  time  of the  actual exercise or conversion.

      In accordance with US GAAP:

      A loss deriving from dilution of the holdings of an investor company in an investee  company  resulting from the exercise of options or conversion of convertible  debentures  is  recognized  only at the  time  of the  actual exercise or conversion.

      6.    CAPITALIZATION OF REGISTRATION COSTS

      In accordance with Israeli GAAP:

      Certain costs incurred by the Company in connection with the  registration process  in order to obtain  licenses  for  selling  products  in  various jurisdictions are capitalized.

      In addition, amounts paid by the Company to the original license holder as data  compensation  costs,  are  recognized as an asset since the EPA (the
      Ministry of Environmental Protection) issues a license to the Company.

      The capitalized  licensing costs are amortized over the estimated  benefit period expected therefrom.

      In accordance with U.S. GAAP:

      The costs  incurred by the  Company in  connection  with the  registration process in order to obtain  registration  for selling  products in various jurisdictions are deemed development costs and are expensed as incurred.

      The amounts  paid by the Company to the  original  license  holder as data compensation  costs, are capitalized only after the EPA (the U.S Office of
      Environmental  Protection)  issues  a  license  to the  Company,  and  are amortized over the estimated benefit period expected therefrom.

                                                 Makhteshim-Agan Industries Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 35 - EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND US GAAP ON
           THE FINANCIAL STATEMENTS (CONT'D)

      A.    1. (cont'd)

      7.    DIVIDEND DECLARED AFTER THE BALANCE SHEET DATE

      In accordance with Israeli GAAP:

      A dividend declared subsequent to the balance sheet date is reflected in a separate  category of the  statement  of changes in  shareholders'  equity against a reduction in the balance of retained earnings.

      In accordance with US GAAP:

      A dividend declared  subsequent to the balance sheet date is deducted from the balance of retained  earnings in the period in which the  dividend was declared.

      8.    LIABILITIES FOR EMPLOYEE SEVERANCE BENEFITS

      In accordance with Israeli GAAP:

      Amounts paid for Managers'  Insurance  policies and deposits in recognized severance  pay funds are  presented as a deduction  from the severance pay liability, and the category is presented at a net amount.

      In accordance with US GAAP:

      The amounts paid are presented as "other long-term  assets" and the amount of the liability is presented as "long-term liabilities".

      9.    CONTINGENT CONSIDERATION

      In accordance with Israeli GAAP:

      Contingent  consideration in respect of acquisition of investee  companies is recorded as part of the purchase cost where execution of the payment is probable.

      In accordance with US GAAP:

      Contingent  consideration  is recorded as part of the  purchase  cost only where the probability of execution of the payment is beyond any reasonable doubt.  Generally,  this  condition  is  fulfilled  on the  date  that the contingency is resolved.

                                                 Makhteshim-Agan Industries Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 35 - EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND US GAAP ON
           THE FINANCIAL STATEMENTS (CONT'D)

      A.    1. (cont'd)

      10.   IMPAIRMENT OF ASSETS

      In accordance with Israel GAAP:

      The Company applied Standard No. 15 under which the Company is required to test the  recoverable  value of the assets  which is the higher of the net selling price and realization value (discounted cash flows).

      In accordance with US GAAP:

      The Company applied FAS 144 with respect of long-lived  assets  considered to be impaired,  only if the undiscounted  cash flows of the related asset do not exceed their book value.

      11.   PURCHASE OF MINORITY SHARES OF AGAN

      In accordance with Israeli GAAP:

      The  purchase of  minority  shares of Agan in May 1998 was  accounted  for according to book value.

      In accordance with US GAAP:

      Under FTB 85-5,  purchase of the  minority  shares was  accounted  at fair value.

      12.   TRANSLATION DIFFERENCES WITH RESPECT TO CASH FLOWS

      In accordance with Israeli GAAP:

      The effect of the changes in the exchange rates changes on the balances of cash and cash equivalents that are not held by foreign autonomous entities is presented in a separate category of the reconciliation of the change in cash and cash  equivalents  in  respect  of an  autonomous  entity  in the period.

      In accordance with US GAAP:

      The effect of the changes in the exchange rates changes on the balances of cash and cash  equivalents  is  presented  in a separate  category  of the reconciliation of the change in cash and cash equivalents in the period in the statement of cash flows.

                                                 Makhteshim-Agan Industries Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 35 - EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND US GAAP ON
           THE FINANCIAL STATEMENTS (CONT'D)

      B.    THE EFFECT OF THE MATERIAL  DIFFERENCES  BETWEEN ISRAELI AND US GAAP
            ON THE FINANCIAL STATEMENTS

      1.    STATEMENTS OF INCOME:

            a)    Net income:

                                                                                 Year ended December 31
                                                                  --------------------------------------------------
                                                                           2006               2005              2004
                                                                  -------------      -------------     -------------
                                                                                     US$ thousands
                                                                  --------------------------------------------------

            Net income as reported, according to
             Israeli GAAP                                                83,919          * 204,828          *165,282
                                                                  -------------      -------------     -------------
            Deferred taxes (A1)                                         (17,517)              (705)          (12,125)
            Share-based payments to employees (A2)                        3,484           *(11,548)         *(25,940)
            Financial derivatives (A3)                                   (6,583)            19,530           (10,374)
            Amortization of goodwill (A4)                                    --              9,149            10,569
            Provision for loss in respect of convertible
             securities in investee companies (A5)                           --                 55             1,760
            Capitalization of registration costs (A6)                    (6,291)             2,241            (5,325)
            Cancellation of cumulative effect of change
             in accounting method (A1)                                       --              2,025                --
            Impairment of assets (A10)                                    2,110                 --                --
            Other                                                            82               (223)               --
                                                                  -------------      -------------     -------------
                                                                         59,204            225,352           123,847
            Minority interest in respect of the
             above differences                                              120                748              (109)
                                                                  -------------      -------------     -------------
            Net income according to US GAAP                              59,324            226,100           123,738
                                                                  =============      =============     =============

            b)    Earnings per ordinary share

            Basic earnings per ordinary share:
            As reported according to Israeli GAAP                          0.19            ** 0.49           ** 0.43
                                                                  =============      =============     =============
            As reported according to US GAAP                               0.14               0.54              0.32
                                                                  =============      =============     =============
            Weighted average of number of shares and
             share equivalents according to US GAAP                     431,806            421,577           382,830
                                                                  =============      =============     =============
            Fully diluted earnings per ordinary share:
            As reported according to Israeli GAAP                          0.19               0.44           ** 0.38
                                                                  =============      =============     =============
            As reported according to US GAAP                               0.14              *0.49              0.28
                                                                  =============      =============     =============
            Weighted average of number of shares and
             equivalents according to US GAAP                           444,370            463,345           449,037
                                                                  =============      =============     =============

      *     Restated see Note 2Z.
      **    Restated see Note 2S.

                                                 Makhteshim-Agan Industries Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 35 - EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND US GAAP ON
           THE FINANCIAL STATEMENTS (CONT'D)

      B.    THE EFFECT OF THE MATERIAL  DIFFERENCES  BETWEEN ISRAELI AND US GAAP
            ON THE FINANCIAL STATEMENTS (CONT'D)

      2.    BALANCE SHEET:

                                             December 31, 2006                                December 31, 2005
                               ---------------------------------------------    ---------------------------------------------
                                 As reported     Adjustments         US GAAP      As reported     Adjustments         US GAAP
                               -------------   -------------   -------------    -------------   -------------   -------------
                                               US$ thousands                                    US$ thousands
                               ---------------------------------------------    ---------------------------------------------
Other receivables(1)(5)              106,372          32,292         138,664           86,414          18,659         105,073

Long-term
 investments, loans
 and receivables (4)                  48,621          17,444          66,065         **37,562          15,758          53,320

Intangible assets after
 amortization(2)(3)(6)(10)           532,755          33,413         566,168         *536,581         *37,810         574,391

Other payables(3)(5)(8)              271,413           2,080         273,493         *201,647         *(1,756)        199,891

Deferred taxes, net(1)                62,147          55,708         117,855         **74,679          20,526          95,205

Employee severance
 benefits, net(4)                     38,131          17,884          56,015           28,014          16,198          44,212

Minority interest(7)(12)              30,212            (465)         29,747          *26,549           *(219)         26,330

Capital reserves(8)(9)(10)             2,719         129,909         132,628           (3,715)        134,848         131,133

Proposed dividend
 subsequent to balance
 sheet date(11)                           --              --              --           23,500         (23,500)             --

Retained earnings((1)2)              535,911        (121,966)        413,945        * 480,119        *(73,870)        406,249

Shareholders' equity               1,131,718           7,943       1,139,661       *1,134,187         *34,478       1,171,665

(1)   Differences in deferred taxes.
(2)   Cancellation of systematic amortization related to goodwill.
(3)   Reconciliation of additional goodwill related to contingent consideration.
(4)   Reconciliation of deposits in respect of severance pay.
(5)   Recognition of derivatives at fair value.
(6)   Cancellation of capitalization of licensing costs.
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

*     Restated - See Note 22.
**    Reclassified

                                                 Makhteshim-Agan Industries Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 35 - EFFECT OF THE MATERIAL DIFFERENCES BETWEEN ISRAELI GAAP AND US GAAP ON
           THE FINANCIAL STATEMENTS (CONT'D)

      B.    THE EFFECT OF THE MATERIAL  DIFFERENCES  BETWEEN ISRAELI AND US GAAP
            ON THE FINANCIAL STATEMENTS (CONT'D)

      3.    DISCLOSURE OF COMPREHENSIVE INCOME

      Comprehensive  income  includes  two  components  - net  income  and other comprehensive  income.  Net income is the earnings stated in the statement of income and other comprehensive income include amounts recorded directly to  shareholders'  equity  that  do  not  derive  from  transactions  with shareholders or from distribution of income to shareholders.

                                                                                     Year ended December 31
                                                                        ------------------------------------------------
                                                                                 2006             2005              2004
                                                                        -------------    -------------     -------------
                                                                                         US$ thousands
                                                                        ------------------------------------------------

      Net income according to US GAAP                                          59,324          226,100           123,738
                                                                        -------------    -------------     -------------
      Adjustments from translation of financial statements
       of investee companies                                                    2,789           (2,701)            2,825
                                                                        -------------    -------------     -------------
      Total comprehensive income                                               62,113          223,399           126,563
                                                                        =============    =============     =============

      4.    STATEMENT OF CASH FLOWS DIFFERENCES:

                                                                                     Year ended December 31
                                                                        ------------------------------------------------
                                                                                 2006             2005              2004
                                                                        -------------    -------------     -------------
                                                                                         US$ thousands
                                                                        ------------------------------------------------

      Net cash flows provided by operating activities:
      According to Israeli GAAP                                               127,877          183,158           215,653
      Effect of change in exchange rate on cash  (Note A12)                   (10,240)           3,091            (1,997)
                                                                        -------------    -------------     -------------

       According to US GAAP                                                   117,637          186,249           213,656
                                                                        =============    =============     =============

      Translation differences in respect of cash balances of
      autonomous foreign investee companies:

      Translation differences in respect of cash balances:
      According to Israeli GAAP                                                    --               --                --
      Effect of change in exchange rate on cash (Note A12)                     10,240           (3,091)            1,997
                                                                        -------------    -------------     -------------
      According to US GAAP                                                     10,240           (3,091)            1,997
                                                                        =============    =============     =============

                                                 Makhteshim-Agan Industries Ltd.

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 36 - SUBSEQUENT EVENTS TO THE BALANCE SHEET

      On March 12, 2007, the Company's Board of Directors approved  commencement of a plan of reorganization for the Company (hereinafter - "the Plan" or "
      the Reorganization").  The Plan was formulated based on recommendations of internal  Company teams  assisted by the McKenzie  research and consulting company, which was engaged by the Company in order to become familiar with the existing  organizational  structure and to formulate a plan  including recommendations  for execution of changes in the MAI Groups' structure and manner of operations.

      The Plan aims to achieve two main targets:

      -     The continued evolution of the Company into a multi-national company whose  activities focus primarily on worldwide  marketing.  For this purpose,  the  Company  intends to enlarge  the  authorities  of the managements of the Company's main geographic activity areas: Europe,
            North America,  South America,  and the rest of the world,  with the intention of expanding  the Group's  marketing  channels in order to more  successfully  respond to the  different  needs of each  area's customers.

      -     Completion of the  operational  merger between  Makhteshim and Agan, which will include  consolidation of various  functions in the areas of raw-material  acquisitions,  sales, finance, etc. with the aim of streamlining  the activities and making optimum use of the Company's production facilities and supply infrastructure.

      The Board of Directors directed Company Management to begin implementation of the Plan immediately,  where majority of its  implementation  will most likely end by the end of 2008.

      In the estimation of Company Management,  the write-offs and costs, to the extent required,  in connection with  implementation of the Plan, will not be material.

                                                 Makhteshim-Agan Industries Ltd.

APPENDIX - SCHEDULE OF INVESTEE COMPANIES
--------------------------------------------------------------------------------

RATE OF CONTROL AND OWNERSHIP IN SUBSIDIARIES AS AT DECEMBER 31, 2006

A.    DOMESTIC CONSOLIDATED SUBSIDIARIES

                                                                                                                  Control and
                                                                                                                    ownership
                                                                                                                   of holding
Holding company                                  Investee company                                                     company
---------------                                  ----------------                                              --------------
                                                                                                                            %
                                                                                                               --------------
MAKHTESHIM-AGAN INDUSTRIES LTD.                  Makhteshim Chemical Works Ltd. (Makhteshim)                             100
                                                 Agan Chemical Manufacturers Ltd. (Agan)                                 100
                                                 Lycored - Natural Products Industries Ltd. (Lycored)                     98
                                                 Luxembourg Medicine Ltd.*                                               100

MAKHTESHIM                                       Prisma Industries Ltd.                                                  100
                                                 Negev Peroxide - Registered Partnership                                 100

AGAN                                             Agan Aroma Chemicals Ltd.                                               100
                                                 Agan Chemical Marketing Ltd.                                            100

LYCORED                                          Bio-Dar Ltd.                                                            100
                                                 Dalidar Pharma Israel (1995) Ltd.                                       100

LUXEMBOURG MEDICINE LTD.*                        Isramedcom Ltd.                                                         100
                                                 Luxvision Ltd. (formerly Curex Ltd.)                                    100

B.    FOREIGN CONSOLIDATED SUBSIDIARIES

MAKHTESHIM                                       Celsius Property B.V. (Celsius)                                         100

AGAN                                             Fahrenheit Holding B.V. (Fahrenheit)                                    100

LYCORED  NATURAL  PRODUCTS  INDUSTRIES           Lycored Sarl                                                            100
LTD.
                                                 ALB Holdings UK                                                         100
                                                 Lycored Corp. (USA)                                                     100

ALB HOLDINGS UK                                  Lycored Ltd.                                                            100

                                                 Lycored Bio Ltd.                                                        100

                                                 Delidav Pharma                                                          100

MAKHTESHIM AND AGAN  IN EQUAL PARTS              Makhteshim Agan Holding B.V.                                            100

CELSIUS                                          Irvita Plant Protection N.V.                                            100

IRVITA PLANT PROTECTION N.V.                     White Rock Insurance Company PCC Limited/Macell                         100

FAHRENHEIT                                       Quena Plant Protection N.V.                                             100

FAHRENHEIT AND CELSIUS IN EQUAL PARTS            Magan HB B.V.                                                           100
                                                 Aragonesas Agro S.A.                                                    100
                                                 Magan Argentina S.A.                                                    100
                                                 MA Italy Holding                                                        100
                                                 Makhteshim Agan Hungaria k.f.t.                                         100
                                                 Proficol Andina N.V.                                                   57.5
                                                 CFM B.V.                                                              100.0
                                                 Proficol S.A.                                                          57.5

MAGAN HB B.V.                                    MAB Participacoes S/C Ltd.                                              100

MAB PARTICIPACOES S/C LTD.                       Milenia Participacoes S.A.                                              100

*     The shares of Luxembourg Medical Ltd. were sold during 2006.

                                                 Makhteshim-Agan Industries Ltd.

APPENDIX - SCHEDULE OF INVESTEE COMPANIES
--------------------------------------------------------------------------------

B.    FOREIGN CONSOLIDATED SUBSIDIARIES (CONT'D)

                                                                                                                  Control and
                                                                                                                    ownership
                                                                                                                   of holding
Holding company                                  Investee company                                                     company
---------------                                  ----------------                                              --------------
                                                                                                                            %
                                                                                                               --------------
MILENIA PARTICIPACOES S.A.                       Milenia Paraguay S.A.                                                   100
                                                 Emerald Agrochemical Company AVV                                        100
                                                 Milenia Biotechnologia e Genetica Ltd.                                   55
                                                 Milenia Agro Ciencias S.A.                                              100
                                                 Defensa S.R.L.                                                          100

MA ITALY HOLDING                                 Kollant S.P.A.                                                           60%

MAKHTESHIM AGAN HUNGRRIA K.F.T                   Biomark Trading House k.f.t                                              70

CFM B.V. HOLLAND                                 Orion Finance SCRL (Belgium)                                            100

PROFICOL S.A.                                    Proficol Venezuela S.A.                                                 100

PROFICOL ANDINA N.V.                             Rice Co. LLC (USA)                                                     50.1

MAKHTESHIM AGAN HOLDING B.V                      Makhteshim Agan Costa Rica S.A.                                         100
                                                 Makhteshim Agan Espana S.A.                                             100
                                                 Makhteshim Agan of North America Inc.                                   100
                                                 Makhteshim Agan France S.A.R.L.                                         100
                                                 Makhteshim Agan (UK) Ltd.                                               100
                                                 Makhteshim Agan Romania S.R.L.                                          100
                                                 Makhteshim Agan (Thailand) Ltd.                                         100
                                                 Agricur Defensivos Agricolas Ltd.                                       100
                                                 Makhteshim Agan Italia S.R.L.                                           100
                                                 Makhteshim Agan South Africa PTY Ltd.                                   100
                                                 Magan Korea Co. Ltd.                                                    100
                                                 Makhteshim Agan India Private Ltd.                                      100
                                                 Makhteshim Agan Poland SP. zo.o                                         100
                                                 Magan Holding Germany GmbH                                              100
                                                 Makhteshim Agan Sweden AB                                               100
                                                 Makhteshim Agan Portugal Ltd.                                           100
                                                 Magan Japan Co. Ltd.                                                    100
                                                 Magan Italia S.R.L                                                      100
                                                 Agrovita S.p.L. (Czech Republic)                                         75%
                                                 Marus (In formation)                                                    100%
                                                 MA China (In Formation)                                                 100%
                                                 MA U.S. Holding Inc. (USA)                                              100
                                                 Agronica Australasia Pty Limited Australia                              100
                                                 Makhteshim Agan Benalux and Nordik B.V.                                  49

MAGAN HOLDING GERMANY GMBH                       Feinchemie Schwebda GmbH                                                100
                                                 Makhteshim Agan Deutschland GmbH                                        100

FEINCHEMI SCHWEBDAN GMBH                         FCS France S.A                                                          100
                                                 Feinchemi (UK) Ltd.                                                     100

MA U.S. HOLDING INC. (USA)                       Farm Saver Group                                                        100
                                                 Control Solutions Inc.                                                 67.1
                                                 Alligare LLC                                                             30

AGRONICA AUSTRALASIA PTY
 LIMITED AUSTRALIA                               Farmoz Pty Limited                                                      100

                                                 Makhteshim-Agan Industries Ltd.

APPENDIX - SCHEDULE OF INVESTEE COMPANIES
--------------------------------------------------------------------------------

C.   COMPANIES PROPORTIONATELY CONSOLIDATED

MAKHTESHIM AGAN INDUSTRIES                       Biotec M.A.H. Management Ltd                                             50
                                                 Biotec M.A.H. - Registered Partnership                                   50

BIOTEC M.A.H -
REGISTERED PARTNERSHIP                           Biotec Agro Ltd.                                                        100

MAKHTESHIM AGAN HOLDINGS B.V.                    Alfa Agricultural Supplies S.A.                                          49

FAHRENHEIT                                       InnovAroma S.A.                                                          50

D.   INVESTEE COMPANIES PRESENTED IN THE BALANCE SHEET ON THE EQUITY BASIS

MA US HOLDING INC. (USA)                         Alligare LLC                                                             30

Makhteshim   and  Agan  hold  shares  in  other  foreign   companies  that  hold
registration rights to certain products sold outside of Israel.

                                               ECI Telecom Ltd. and Subsidiaries

CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2006
--------------------------------------------------------------------------------

Contents                                                                    Page
                                                                            ----

Report of Independent Registered Public Accounting Firm....................F-272

Consolidated Balance Sheets as of
 December 31, 2006 and 2005................................................F-273

Consolidated Statements of Operations for the Years
 ended December 31, 2006, 2005 and 2004....................................F-275

Consolidated Statements of Comprehensive Income for the
 Years ended December 31, 2006, 2005 and 2004..............................F-276

Consolidated Statements of Changes in Shareholders' Equity for the
 Years ended December 31, 2006, 2005 and 2004..............................F-277

Consolidated Statements of Cash Flows for the
 Years ended December 31, 2006, 2005 and 2004..............................F-279

Notes to the Consolidated Financial Statements.............................F-282

       [Letterhead of Somekh Chaikin, a Member Firm of KPMG International]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS
ECI TELECOM LTD.

We have audited the accompanying consolidated balance sheets of ECI Telecom Ltd.
and  subsidiaries  ("the  Company")  as of December  31, 2006 and 2005,  and the
related consolidated statements of operations,  comprehensive income, changes in shareholders'  equity  and cash  flows for each of the  years in the  three-year period ended December 31, 2006. These consolidated  financial statements are the responsibility  of the  Company's  Board of Directors  and its  management.  Our responsibility  is  to  express  an  opinion  on  these  consolidated  financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Israel,  including those prescribed by the Auditors'  Regulations  (Auditor's
Mode of Performance), 1973. Those standards require that we plan and perform the audit to obtain reasonable  assurance about whether the financial statements are free of material  misstatement.  An audit includes  examining,  on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes  assessing the accounting  principles  used and  significant estimates made by the Company's  board of directors and  management,  as well as evaluating the overall  financial  statement  presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated  financial statements referred to above present fairly, in all material  respects,  the financial  position of the Company as of
December 31, 2006 and 2005, and the results of its operations and its cash flows for each of the years in the  three-year  period ended  December  31,  2006,  in conformity with U.S. generally accepted accounting principles.

As  discussed in Note 1R to the  consolidated  financial  statements,  effective
January 1, 2006, the Company has adopted the fair value method of accounting for stock-based  compensation  as  required by  Statement  of  Financial  Accounting
Standards No. 123R - "Share Based Payment".

/s/ Somekh Chaikin

Somekh Chaikin
Certified Public Accountants (Israel)
Member firm of KPMG International

Tel-Aviv, Israel
March 8, 2007

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31
--------------------------------------------------------------------------------

                                                                                                     2006              2005
                                                                                           --------------    --------------
                                                                                   Note    $ in thousands    $ in thousands
                                                                             ----------    --------------    --------------
ASSETS

CURRENT ASSETS
Cash and cash equivalents                                                           17A            92,732            63,828
Short-term investments                                                                2            80,708            41,304
Receivables:
 Trade, net                                                                         17B           187,410           152,805
 Other                                                                              17C            27,110            24,751
Prepaid expenses                                                                                    4,819             3,617
Work in progress                                                                                   13,062             2,937
Inventories                                                                           3           159,355           146,963
                                                                                           --------------    --------------

TOTAL CURRENT ASSETS                                                                              565,196           436,205
                                                                                           --------------    --------------

LONG-TERM RECEIVABLES, NET                                                            4             6,314             8,273
                                                                                           --------------    --------------

LONG-TERM DEPOSITS AND MARKETABLE SECURITIES                                          2            72,767           139,964
                                                                                           --------------    --------------

ASSETS HELD FOR EMPLOYEES' SEVERANCE BENEFITS                                        10            20,549            25,931
                                                                                           --------------    --------------

INVESTMENTS                                                                           5            11,988            19,787
                                                                                           --------------    --------------

PROPERTY, PLANT AND EQUIPMENT                                                         6
Cost                                                                                              293,254           265,446
Less - accumulated depreciation                                                                   169,362           145,855
                                                                                           --------------    --------------

                                                                                                  123,892           119,591
                                                                                           --------------    --------------

SOFTWARE DEVELOPMENT COSTS, NET                                                       7            12,852            11,999
                                                                                           --------------    --------------

GOODWILL                                                                              8            39,329            39,329
                                                                                           --------------    --------------

OTHER ASSETS, NET                                                                     9            32,796            37,815
                                                                                           --------------    --------------

DEFERRED TAXES, NET                                                                 15F            10,197             9,841
                                                                                           --------------    --------------

TOTAL ASSETS                                                                                      895,880           848,735
                                                                                           ==============    ==============

/s/ Shlomo Dovrat                             /s/ Rafi Maor
---------------------------------             ----------------------------------
Shlomo Dovrat                                 Rafi Maor
Chairman of the Board                         President, Chief Executive Officer

                                               ECI Telecom Ltd. and Subsidiaries
--------------------------------------------------------------------------------

                                                                                                     2006               2005
                                                                                           --------------     --------------
                                                                                    Note   $ in thousands     $ in thousands
                                                                              ----------   --------------     --------------

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Trade payables                                                                                     82,954             56,451
Other payables and accrued liabilities                                               17D          120,422            120,538
                                                                                            --------------    --------------

TOTAL CURRENT LIABILITIES                                                                         203,376            176,989
                                                                                            --------------    --------------

LONG-TERM LIABILITIES

Other liabilities                                                                                     985                157
Liability for employees' severance benefits                                           10           43,664             48,340
                                                                                            --------------    --------------

TOTAL LONG-TERM LIABILITIES                                                                        44,649             48,497
                                                                                            --------------    --------------

TOTAL LIABILITIES                                                                                 248,025            225,486
                                                                                            --------------    --------------

MINORITY INTEREST                                                                                   4,144              4,120
                                                                                            --------------    --------------

COMMITMENTS AND CONTINGENCIES                                                         11

SHAREHOLDERS' EQUITY                                                                  12
Ordinary shares NIS 0.12 par value per share, authorized
 200,000,000 shares; Issued and outstanding 119,324,849
 shares as of December 31, 2006 and 111,827,822 shares as
 of December 31, 2005                                                                               6,396              6,262
Capital surplus                                                                                   661,053            648,532
Accumulated other comprehensive income (loss)                                                      (1,682)             8,486
Accumulated deficit                                                                               (22,056)           (44,151)
                                                                                            --------------    --------------

TOTAL SHAREHOLDERS' EQUITY                                                                        643,711            619,129
                                                                                            --------------    --------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                         895,880           848,735
                                                                                            ==============    ==============

The  accompanying  notes  are an  integral  part of the  consolidated  financial statements.

                                               ECI Telecom Ltd. and Subsidiaries

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31
--------------------------------------------------------------------------------

                                                                                    2006              2005             2004
                                                                             -----------       -----------      -----------
                                                                   Note           $ in thousands, except per share amounts
                                                             ----------      ----------------------------------------------
Revenues                                                            17F          656,342           629,918          496,712
Cost of revenues                                                    17G          388,023           367,779          300,971
                                                                             -----------       -----------      -----------
GROSS PROFIT                                                                     268,319           262,139          195,741

Research and development costs, net                                 17H           99,525            87,289           64,870
Selling and marketing expenses                                      17I           96,971            95,826           78,423
General and administrative expenses                                 17J           47,560            41,976           35,491
Recovery of doubtful debt                                           17P               --           (10,356)              --
Amortization of acquisition-related intangible assets                              5,019             2,902               --
Impairment of loans                                                  21               --             3,000               --
Acquired in-process research and development                        19B               --               890               --
Restructuring expenses                                               20               --                --            2,585
                                                                             -----------       -----------      -----------
Operating income                                                                  19,244            40,612           14,372
Financial expenses                                                  17K           (3,091)           (5,304)          (6,562)
Financial income                                                    17K           12,867            10,505            9,169
Other income, net                                                   17L            4,315             1,917            2,693
                                                                             -----------       -----------      -----------
Income from continuing operations
before company's equity in results of investee
companies, minority interest and taxes on income                                  33,335            47,730           19,672
Taxes on income                                                      15           (3,924)           (3,454)          (1,924)
                                                                             -----------       -----------      -----------
Income from continuing operations before
company's equity in results of investee companies
and minority interest                                                             29,411            44,276           17,748
Company's equity in results of investee companies                                 (7,292)           (4,285)          (3,387)
Minority interest                                                                    (24)             (127)            (305)
                                                                             -----------       -----------      -----------
Income from continuing operations                                                 22,095            39,864           14,056
Loss on discontinued operations, net of tax benefit of
 $55 thousand for the year ended December 31, 2004                   22               --                --           (3,903)
                                                                             -----------       -----------      -----------
Net income                                                                        22,095            39,864           10,153
                                                                             ===========       ===========      ===========
EARNINGS PER ORDINARY SHARE                                         17N
Basic earnings (loss) per ordinary share:
Continuing operations                                                               0.19              0.36             0.13

Discontinued operations                                                               --                --            (0.04)
                                                                             -----------       -----------      -----------
Net earnings per ordinary share                                                     0.19              0.36             0.09
                                                                             ===========       ===========      ===========

Diluted earnings (loss) per ordinary share:
Continuing operations                                                               0.18              0.34             0.12

Discontinued operations                                                               --                --            (0.03)
                                                                             -----------       -----------      -----------
Net earnings (loss) per ordinary share                                              0.18              0.34             0.09
                                                                             ===========       ===========      ===========

The  accompanying  notes  are an  integral  part of the  consolidated  financial statements.

                                               ECI Telecom Ltd. and Subsidiaries

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEAR ENDED DECEMBER 31
--------------------------------------------------------------------------------

                                                                                   2006              2005               2004
                                                                         --------------    --------------     --------------
                                                                         $ in thousands    $ in thousands     $ in thousands
                                                                         --------------    --------------     --------------
Net income                                                                       22,095            39,864             10,153
                                                                         --------------    --------------     --------------
Other comprehensive income (loss):
Changes in fair value of financial instruments, net of taxes (nil)               (5,745)           19,226             (8,303)
Realization of gain on available for sale securities, net of taxes               (4,066)               --             (1,282)
(nil)
Unrealized holding gains (loss) on available for sale
 securities arising during the year, net of taxes (nil)                            (357)            1,897              2,341
                                                                         --------------    --------------     --------------

Total other comprehensive income (loss)                                         (10,168)           21,123             (7,244)
                                                                         --------------    --------------     --------------

Comprehensive income                                                             11,927            60,987              2,909
                                                                         ==============    ==============     ==============

The  accompanying  notes  are an  integral  part of the  consolidated  financial statements.

                                               ECI Telecom Ltd. and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------

                                                                   Number          Share        Capital     Accumulated   Accumulated           Total
                                                             of shares(1)        capital        surplus           other       deficit   shareholders'
                                                                                                          comprehensive   (Note 15A2)          equity
                                                                                                          income (loss)
                                                             ------------    -----------    -----------   -------------   -----------   -------------
                                                                                        $ in thousands, except share amounts
                                                             ----------------------------------------------------------------------------------------

Balance at January 1, 2004                                    108,038,063          6,163        662,903          (5,393)      (94,168)        569,505

CHANGES DURING 2004 -
Net income for the year ended December 31, 2004                        --             --             --              --        10,153          10,153
Employees stock options exercised and paid                      1,353,765             35          2,445              --            --           2,480
Amortization of deferred compensation expenses                         --             --          1,650              --            --           1,650
Net unrealized gain on available for sale securities                   --             --             --           2,341            --           2,341
Realization of gain on available for sale securities                   --             --             --          (1,282)           --          (1,282)
Changes in fair value of financial instruments                         --             --             --          (8,303)           --          (8,303)
Distribution of shares of a subsidiary as dividend in kind             --             --        (24,776)             --            --         (24,776)
                                                              -----------    -----------    -----------     -----------   -----------     -----------

Balance at December 31, 2004                                  109,391,828          6,198        642,222         (12,637)      (84,015)        551,768
                                                              ===========    ===========    ===========     ===========   ===========     ===========

(1)   Issued and outstanding

The  accompanying  notes  are an  integral  part of the  consolidated  financial statements.

                                               ECI Telecom Ltd. and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONT'D)
--------------------------------------------------------------------------------

                                                                           Number            Share         Capital       Accumulated     Accumulated            Total
                                                                     of shares(1)          capital         surplus             other         deficit    shareholders'
                                                                                                                       comprehensive     (Note 15A2)           equity
                                                                                                                       income (loss)
                                                                     ------------      -----------     -----------     -------------     -----------    -------------
                                                                                                       $ in thousands, except share amounts
                                                                     ------------------------------------------------------------------------------------------------

Balance at January 1, 2005                                            109,391,828            6,198         642,222          (12,637)         (84,015)         551,768

CHANGES DURING 2005 -
Net income for the year ended December 31, 2005                                --               --              --               --           39,864           39,864
Employees stock options exercised and paid                              1,697,867               45           4,254               --               --            4,299
Restricted shares issuance                                                742,776               19             (19)              --
Restricted shares forfeited                                                (9,557)              --              --               --               --               --
Share issuance                                                              4,908               --              35               --               --               35
Amortization of deferred compensation expenses                                 --               --           2,040               --               --            2,040
Net unrealized gain on available for sale securities                           --               --              --            1,897               --            1,897
Changes in fair value of financial instruments                                 --               --              --           19,226               --           19,226
                                                                     ------------     ------------    ------------     ------------     ------------     ------------
BALANCE AT DECEMBER 31, 2005                                          111,827,822            6,262         648,532            8,486          (44,151)         619,129
                                                                     ============     ============    ============     ============     ============     ============

Balance at January 1, 2006                                            111,827,822            6,262         648,532            8,486          (44,151)         619,129

CHANGES DURING 2006 -
Net income for the year ended December 31, 2006                                --               --              --               --           22,095           22,095
Employees stock options exercised and paid                              5,963,555              134          12,489               --               --           12,623
Restricted shares issuance                                              1,574,767               --              --               --               --               --
Restricted shares forfeited                                               (41,295)              --              --               --               --               --
Realization of gain on available-for-sale securities                           --               --              --           (4,066)              --           (4,066)
Share based compensation expense                                               --               --          12,460               --               --           12,460
Net unrealized loss on available for sale securities                           --               --              --             (357)              --             (357)
Changes in fair value of financial instruments                                 --               --              --           (5,745)              --           (5,745)
Distribution of available for sale securities as dividend in kind              --               --         (12,428)              --               --          (12,428)
                                                                     ------------     ------------    ------------     ------------     ------------     ------------
BALANCE AT DECEMBER 31, 2006                                          119,324,849            6,396         661,053           (1,682)         (22,056)         643,711
                                                                     ============     ============    ============     ============     ============     ============

(1)   Issued and outstanding

The  accompanying  notes  are an  integral  part of the  consolidated  financial statements.

                                               ECI Telecom Ltd. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31
--------------------------------------------------------------------------------

                                                                                   2006              2005               2004
                                                                         --------------    --------------     --------------
                                                                         $ in thousands    $ in thousands     $ in thousands
                                                                         --------------    --------------     --------------

CASH FLOWS FROM OPERATING ACTIVITIES

Net income for the year                                                          22,095            39,864             10,153
ADJUSTMENTS TO RECONCILE NET INCOME TO CASH PROVIDED BY
 OPERATING ACTIVITIES:

Depreciation and amortization                                                    39,771            36,665             35,827

Share-based payment expenses                                                     12,460             2,040              1,650

Gain on sale of property and equipment                                             (447)           (2,398)              (716)

Impairment of loans                                                                  --             3,000                 --

Capital loss (gain), net                                                         (3,639)           (2,096)             6,419

Gain from sale of operation                                                          --                --            (24,186)

Acquired In-process research and development costs                                   --               890                 --

Other - net                                                                      (1,532)            1,466               (468)

Company's equity in results of investee company                                   7,292             4,285              3,387

Minority interest                                                                    24               127                562

Loss (gain) from marketable securities                                                9             1,648             (1,482)

Decrease (increase) in trade receivables (including
 non-current maturities of trade receivables)                                   (32,647)           78,056             19,395

Decrease (increase) in other receivables                                        (10,339)            3,565             (6,196)

Decrease (increase) in prepaid expenses                                          (1,202)            3,325               (947)

Decrease (increase) in work in progress                                         (10,125)              308              7,254

Decrease (increase) in inventories                                              (12,392)           38,127            (57,010)

Increase (decrease) in trade payables                                            26,503           (16,759)            13,986

Increase (decrease) in other payables and accrued liabilities                     2,997           (16,068)            32,706

Increase (decrease) in other long-term liabilities                                  828                --             (5,015)

Increase (decrease) in liability for employees' severance benefits,
 net of assets funded                                                             1,137            (3,351)            (1,530)
                                                                         --------------    --------------     --------------

Net cash provided by operating activities                                        40,793           172,694             33,789
                                                                         --------------    --------------     --------------

The  accompanying  notes  are an  integral  part of the  consolidated  financial statements.

                                               ECI Telecom Ltd. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31 (CONT'D)
--------------------------------------------------------------------------------

                                                                                   2006              2005               2004
                                                                         --------------    --------------     --------------
                                                                         $ in thousands    $ in thousands     $ in thousands
                                                                         --------------    --------------     --------------

CASH FLOWS USED IN INVESTING ACTIVITIES

Investments in deposits, net                                                     (5,160)            2,368              4,454
Software development costs capitalized                                           (9,472)           (8,014)           (11,151)
Investment in property, plant and equipment                                     (30,755)          (21,499)           (24,293)
Proceeds from sale of property, plant and equipment                                 992             7,131              1,487
Advance payments for acquisition of additional
shares in consolidated subsidiary                                                (1,100)               --                 --
Investment in investee companies                                                   (608)             (559)            (1,212)
Long-terms loans granted                                                             --                --             (6,000)
Repayment of long-term loans granted                                                506                --                 --
Proceeds from realization of an investee company                                     --             2,350                 --
Investment in marketable securities                                             (29,248)          (37,838)           (41,382)
Proceeds from realization of marketable securities                               49,940                --                 --
Repayment of convertible notes                                                       --                --              5,400
Acquisition of operations (A)                                                        --           (13,605)                --
Acquisition of newly consolidated subsidiary (B)                                     --           (85,923)                --
Proceed from realization of consolidated subsidiary and operations                   --                --             35,000
                                                                         --------------    --------------     --------------

Net cash used for investing activities                                          (24,905)         (155,589)           (37,697)
                                                                         --------------    --------------     --------------

CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES

Repayment of loans from banks                                                        --           (30,000)           (30,000)
Share issuance                                                                       --                35                 --
Exercise of stock options                                                        12,623             4,299              2,480
Cash balance of consolidated subsidiary disposed
 as dividend in kind                                                                 --                --            (39,981)
                                                                         --------------    --------------     --------------

Net cash provided by (used in) financing activities                              12,623           (25,666)           (67,501)
                                                                         --------------    --------------     --------------

Effect of change in exchange rate on cash                                           393            (1,793)               216
                                                                         --------------    --------------     --------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                             28,904           (10,354)           (71,193)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                   63,828            74,182           *145,375
                                                                         --------------    --------------     --------------

CASH AND CASH EQUIVALENTS AT END OF YEAR                                         92,732            63,828             74,182
                                                                         ==============    ==============     ==============

SUPPLEMENTAL DISCLOSURES:

INCOME TAXES PAID, NET OF TAX REFUNDS                                             1,140             2,897                282
                                                                         ==============    ==============     ==============

INTEREST PAID                                                                       147               154              1,518
                                                                         ==============    ==============     ==============

*     Include $ 18,964 thousand related to discontinued operations.

The  accompanying  notes  are an  integral  part of the  consolidated  financial statements.

                                               ECI Telecom Ltd. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31 (CONT'D)
--------------------------------------------------------------------------------

A.    ACQUISITION OF OPERATIONS (SEE NOTE 19)

                                                                                  2006               2005              2004
                                                                        --------------     --------------    --------------
                                                                        $ in thousands     $ in thousands    $ in thousands
                                                                        --------------     --------------    --------------

Net current assets                                                                  --              5,216                --
Liability for unpaid consideration                                                  --               (250)               --
Property, plant and equipment                                                       --                580                --
Core Technology                                                                     --              4,349                --
Goodwill                                                                            --              1,230                --
Other intangible assets                                                             --              2,480                --
                                                                        --------------     --------------    --------------
                                                                                    --             13,605                --
                                                                        ==============     ==============    ==============

B.    ACQUISITION OF NEWLY CONSOLIDATED SUBSIDIARY (SEE NOTE 19)

                                                                                  2006               2005              2004
                                                                        --------------     --------------    --------------
                                                                        $ in thousands     $ in thousands    $ in thousands
                                                                        --------------     --------------    --------------

Net current assets (other than cash)                                                --             11,055                --
Property, plant and equipment                                                       --              3,155                --
Long-term liabilities                                                               --               (157)               --
Core Technology                                                                     --             33,820                --
In-process research and development                                                 --                890                --
Backlog                                                                             --                100                --
Goodwill                                                                            --             37,060                --
                                                                        --------------     --------------    --------------
                                                                                    --             85,923                --
                                                                        ==============     ==============    ==============

C.    NON-CASH ACTIVITIES

Purchase of property, plant and equipment                                           --              3,049                --
                                                                        ==============     ==============    ==============

Property, plant and equipment received as loan consideration                       221                 --                --
                                                                        --------------     --------------    --------------

Distribution of available-for-sale securities as dividend in kind
 (see Note 1A(4))                                                               12,428                 --                --
                                                                        ==============     ==============    ==============

The  accompanying  notes  are an  integral  part of the  consolidated  financial statements.

                                               ECI TELECOM LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

      Significant  accounting  policies,  applied on a  consistent  basis are as follows:

      A.    GENERAL

      1.    ECI Telecom Ltd. (an Israeli corporation) and subsidiaries ("ECI" or the "Company") provide scalable broadband access, transport and data
            networking   infrastructure   platforms   for  optical  and  digital
            telecommunications  networks. ECI designs,  develops,  manufactures, markets  and  supports  telecommunications  solutions  for  evolving services,  including  voice,  data,  video and  multimedia,  and for building next  generation  converged  networks.  ECI's  products are designed  to create  and manage  bandwidth,  maximize  revenues  for network  operators,  reduce  operating  expenses,  expand  capacity, improve performance and enable new revenue-generating services.

            The Company focuses its activities on three core  businesses,  which are organized in three divisions: Broadband Access Division, Optical
            Networks  Division  and  Data  Networking  Division.   (For  segment
            reporting, see Note 17F, for subsequent events, see Note 23).

      2.    In  December  2002,  the  Company   transferred  part  of  its  NGTS
            activities to a new company subsequently called Veraz Networks Inc., which was set up with third  parties and in which the Company  holds approximately  41 % of the  share  capital  (33% on a fully  diluted basis).

      3.    On May 10, 2004 the Company distributed 7.6 million of its shares in
            ECtel Ltd. ("ECtel") to the Company's  shareholders of record on May
            5, 2004.  Before  this  distribution,  ECI held  approximately  10.5 million,  or 58%, of ECtel's shares.  After this  distribution,  ECI held approximately 2.9 million shares or 16% of ECtel's  outstanding shares that were presented in the  consolidated  balance sheet as an available for sale securities (see Note 1D).

            Accordingly,  the results of ECtel were reclassified as discontinued
            operations and presented as a single-line item, net of income tax in the  statement of operations  following the results from  continuing operations (see Note 22B).

            On July 11, 2006 the Company  distributed  the remaining 2.9 million shares of ECtel to the Company's  shareholders of record on June 29,
            2006.

                                               ECI TELECOM LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

      A.    GENERAL (CONT'D)

      4.    On June 3, 2005, the Company acquired 100% of the outstanding common shares of Laurel Networks,  Inc. ("Laurel  Networks") The results of
            Laurel  Networks'  operations have been included in the consolidated financial  statements since that date. Laurel Networks is a provider of  Next-Generation  IP/MPLS Multi  Service Edge Routers.  After the
            transaction  Laurel Networks became the Data Networking  Division of
            ECI (see Note 19B and also Note 23).

      5.    The  financial  statements  have been  prepared in  conformity  with generally accepted accounting principles (GAAP) in the United States of America.

      6.    The  currency  of the  primary  economic  environment  in which  the operations of the Company and its  subsidiaries are conducted is the
            U.S. dollar ("dollar").

            Most of the Company's  sales are made outside of Israel,  in dollars and other  non-Israeli  currencies  (see Note 17F as to geographical distribution).  Most purchases of materials and components,  as well as most selling and other expenses  incurred outside Israel,  are in dollars. In view of the foregoing, the dollar has been determined to be the Company's functional currency.

            Transactions  and balances  denominated  in dollars are presented at their original  amounts.  Non-dollar  transactions and balances have been  remeasured  into dollars in accordance with the principles set forth in Statement of Financial  Accounting  Standards  ("SFAS") NO.
            52,  "Foreign  Currency  Translation"  of the  Financial  Accounting
            Standards Board (FASB).

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

      7.    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and  assumptions  that  affect  the  reported  amounts of assets and liabilities  and disclosure of contingent  assets and liabilities at the date of the  financial  statements  and the reported  amounts of revenues  and  expenses  during  the  reporting  period.  These  are management's  best estimates  based on experience and other relevant data, however, actual results could differ from these estimates.

                                               ECI TELECOM LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

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

            Because the financial statements of an investee company are not made available  timely  to ECI in order to apply  the  equity  method  of
            accounting,   starting  from  the  second   quarter  of  2006,   the
            proportionate  share of the results of  operations  of this investee company are included in ECI's consolidated financial statements on a three month lag. The change in  accounting  principle did not have a material  impact on the company's  financial  position or results of operation,  and accordingly cumulative effect adjustment as required under SFAS 154, "ACCOUNTING CHARGES AND ERRORS CORRECTIONS", has not
            been reflected in these consolidated financial statements.

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

                                               ECI TELECOM LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

      D.    (CONT'D)

      2.    Marketable securities (cont'd)

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

            Annual rates of depreciation are as follows:

            Buildings                          2.5%
            Leasehold improvements             10%-20% (or lease term, if lower)
            Machinery and equipment            10% - 33% (mainly 10%)
            Information technology             20% - 33%
            Office furniture and equipment     7% - 10%
            Other                              7% - 15%

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

      G.    ACCRUED WARRANTY COSTS

      Accrued warranty costs are calculated in respect of products sold and work performed are  recognized  based on prior  experience,  and other relevant factors, (See also Note 17E).

                                               ECI TELECOM LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

      H.    ALLOWANCE FOR DOUBTFUL DEBTS

      The financial  statements  include an allowance for loss from  receivables for which  collection  is  doubtful.  In  determining  the adequacy of the allowance,  consideration is given to the historical experience,  aging of the  receivable  and to  information  available  about  specific  debtors, including their financial situation,  the volume of their operations,  and evaluation  of the security  received from them or their  guarantors  (see also Note 17B).

      I.    SOFTWARE DEVELOPMENT COSTS

      The Company capitalizes  certain software  development costs in accordance with SFAS NO. 86,  "ACCOUNTING FOR COSTS OF COMPUTER  SOFTWARE TO BE SOLD,
      LEASED OR  OTHERWISE  MARKETED".  Capitalization  of software  development costs  begins  upon the  determination  of  technological  feasibility  as defined in the  Statement  and  continues  up to the time the  software is available  for general  release to  customers,  at which time  capitalized software  costs are  amortized  to  research  and  development  costs on a straight-line  basis  over  the  expected  life  of the  related  product, generally one to two years.  Software development costs include costs that relate  principally  to projects  which have recently been released or are not yet  available  for release to  customers.  Management  believes  that future  revenues  related to these  projects will be sufficient to realize the amounts  capitalized  at December  31, 2006 and as such these  amounts will be recovered over the lives of the related projects.  It is possible, however,  that  those  estimates  of future  revenues  could be  adversely impacted if these  projects are not finally  completed and released in the future or if market acceptance of related technology is not as anticipated by Management.  As a result,  the recovery of these  capitalized  software development costs through future revenues could be reduced materially.  In such event, the related  capitalized  software  development  costs will be written-off.

      J.    BUSINESS COMBINATIONS

      SFAS NO. 141, "BUSINESS COMBINATIONS" requires that the purchase method be used for all business combinations. Under the purchase method, the cost of an acquisition is allocated to the assets acquired, including identifiable intangible  assets and  liabilities  assumed based on their estimated fair values with the excess of total cost over such  aggregate fair value being recognized at goodwill.

      K.    GOODWILL AND OTHER INTANGIBLE ASSETS

      Goodwill  represents  the excess of the aggregate  purchase price over the
      fair  value  of  the  net  assets   acquired  in  a  purchase   businesses
      combination.  Goodwill is reviewed  for  impairment  at least  annually in accordance  with the  provisions  of SFAS NO.  142,  "GOODWILL  AND  OTHER
      INTANGIBLE ASSETS". The goodwill impairment test is a two-step test. Under the first step,  the fair value of the reporting unit is compared with its carrying value  (including  goodwill).  If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the enterprise  must perform step two of the impairment test  (measurement).  Under step two, an impairment loss is recognized for any excess of the carrying  amount of the reporting  unit's goodwill over the implied fair value of that  goodwill.  Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.

      During 2006 and 2005, the Company  performed its annual  impairment review of goodwill and concluded that there was no impairment in either year.

      Intangible  assets that have finite useful lives are amortized  over their expected useful lives.

                                               ECI TELECOM LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

      L.    REVENUE RECOGNITION

      1.    Revenues  from  products  are  recognized  when there is  persuasive evidence of arrangement, price is fixed or determinable, the product has been  delivered  and when  title to the  system and risk of loss have been substantially  transferred to the customer,  provided that collection is reasonably assured. When the sale arrangement includes
            customer    acceptance    provisions   with   respect   to   network
            interoperability,  revenue is not recognized  before the Company has
            demonstrated   that  the  criteria   specified  in  the   acceptance
            provisions have been satisfied.

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

      2.    The Company  makes  certain  sales  through  resellers.  The Company recognizes  revenues  from sales to  resellers,  assuming  all other criteria for revenue  recognition are met and provided that there is no contractual right of return, either (i) when it receives adequate collateral  (which  in many  cases is a Letter of  Credit)  from the reseller  to  secure  payment  to the  Company,  or (ii) in  certain instances where the Company has an established ongoing  relationship with the reseller  and a proven  track  record of payments,  when it receives  written  evidence of the  identity of the end-user and the existence  of an  agreement  by the end-user to purchase the product from the  reseller  (e.g.  a copy of a  purchase  order) or (iii) in instances  where  the  reseller  is a  major  internationally  known corporation and the Company has an established ongoing  relationship with such  reseller  and a proven  track  record of  payments,  upon delivery of the products to the  reseller.  When the  collectability from the  reseller  is not  reasonably  assured or when the right of return exists,  revenue is recognized on a cash basis, provided that the reseller has ultimately  sold the products to an end-user or the return privilege has substantially expired.

      3.    Revenues from sales involving  long-term credit arrangements at less than  accepted  interest  rates are recorded at the present value of the related future cash flows.  The  difference  between the amounts receivable and their present value is recognized as interest  income over the period of the receivable by the interest method.

      4.    Revenue from  software  license is generally  recognized at the time the software is delivered to the customer, if persuasive evidence of an arrangement exists,  collection is probable,  the fee is fixed or determinable,  the Company has no significant  obligations remaining under the sales or licensing  agreement and no significant  customer acceptance requirements exist subsequent to software delivery.

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

                                               ECI TELECOM LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

      L.    REVENUE RECOGNITION (CONT'D)

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

      M.    RESEARCH AND DEVELOPMENT

      Research and development costs, are charged to the consolidated statements of operations as incurred.  The Company  records grants  received from the
      Office of the Chief  Scientist of the Israeli  Ministry of Industry  Trade
      and  Labor,  (the  "OCS")  as a  reduction  of  research  and  development expenses.  Royalties  payable to OCS are  recognized  pursuant  to sale of related products and are classified as cost of revenues.

      N.    RECLASSIFICATION

      Certain   amounts  in  prior  years'   financial   statements   have  been
      reclassified to conform to the current year's presentation.

      O.    INCOME TAXES

      1.    The  Company   accounts   for  income  taxes  under  SFAS  NO.  109,
            "ACCOUNTING FOR INCOME TAXES".

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

                                               ECI TELECOM LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

      O.    INCOME TAXES (CONT'D)

      2.    Income tax expense  represents  the tax payable for the year and the change during the year in deferred tax assets and liabilities.

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

                                               ECI TELECOM LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006
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
      operations.

      Q.    COMPREHENSIVE INCOME

      The Company accounts for its comprehensive  income in accordance with SFAS
      NO. 130, "REPORTING COMPREHENSIVE INCOME", which establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial  statements.  Comprehensive  income  consists of net income  (loss) and net  unrealized  gains  (losses) on available  for sale securities  and on the change in the fair value of  financial  instruments that are used for cash flow hedging,  and is presented in the consolidated statement of comprehensive income (loss).

      R.    STOCK OPTION AND RESTRICTED SHARES PLANS

      On January 1, 2006,  the Company  adopted  SFAS NO. 123  (REVISION  2004),
      "SHARE-BASED  PAYMENT"  ("SFAS 123(R)") which requires the measurement and recognition of  compensation  expense for all  share-based  payment awards made to employees  and  directors,  including  employee  stock options and employee  stock  purchases  related to the Employee  Stock  Purchase  Plan
      ("employee stock purchases"),  based on estimated fair values. SFAS 123(R)
      supersedes the Company's previous  accounting under ACCOUNTING  PRINCIPLES
      BOARD OPINION  ("APB") NO. 25,  "ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES"
      ("APB 25") for  periods  beginning  in fiscal  2006.  In March  2005,  the
      Securities  and  Exchange   Commission  ("SEC")  issued  STAFF  ACCOUNTING
      BULLETIN ("SAB"), NO. 107 ("SAB 107") relating to SFAS 123(R). The Company has applied the guidance in SAB 107 in its adoption of SFAS 123(R).

      The Company adopted SFAS 123(R) using the modified prospective  transition method,  which requires the  application of the accounting  standard as of
      January 1,  2006,  the first day of the  Company's  fiscal  year 2006.  In accordance with the modified prospective  transition method, the Company's
      Consolidated Financial Statements for prior periods have not been restated
      to  reflect,  and do not  include,  the  impact  of  the  adoption  of the recognition principles of SFAS 123(R).

                                               ECI Telecom Ltd. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

      R.    STOCK OPTION AND RESTRICTED SHARES PLANS (CONT'D)

      SFAS 123(R)  requires  companies to estimate the fair value of share-based payment  awards on the date of grant using an  option-pricing  model.  The value of the portion of the award that is  ultimately  expected to vest is recognized as expense over the requisite  service periods in the Company's
      Consolidated  Statement  of  Operations.  Prior  to the  adoption  of SFAS
      123(R),  the Company  accounted  for  stock-based  awards to employees and directors  using the intrinsic  value method in accordance  with APB 25 as was allowed under SFAS NO. 123, "ACCOUNTING FOR STOCK-BASED  COMPENSATION"
      ("SFAS 123").

      Stock-based  compensation expense recognized during the period is based on the value of the portion of share-based  payment awards that is ultimately expected  to vest  during the  period.  Stock-based  compensation  expense recognized in the Company's  Consolidated  Statement of Operations for the
      year ended December 31, 2006 includes compensation expense for share-based payment  awards  granted  prior to, but not yet vested as of December  31,
      2005 based on the grant date fair value,  estimated in accordance with the
      pro  forma  disclosure   provisions  of  SFAS  123,  adjusted  to  reflect
      forfeitures and  compensation  expense for the share-based  payment awards granted subsequent to December 31, 2005 based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). In conjunction with the  adoption  of SFAS  123(R),  the  Company  changed  its method of attributing  the value of  stock-based  compensation  to expense  from the accelerated  multiple-option  approach to the straight-line  single option method. Compensation expense for all share-based payment awards granted on or prior to December  31, 2005 will  continue to be  recognized  using the accelerated  multiple-option  approach while compensation  expense for all share-based  payment  awards  granted  subsequent  to December 31, 2005 is recognized using the  straight-line  single-option  method. As stock-based
      compensation   expense   recognized  in  the  Consolidated   Statement  of
      Operations  for the year  ended  December  31,  2006 is  based  on  awards
      ultimately   expected  to  vest,   it  has  been  reduced  for   estimated
      forfeitures.  SFAS 123(R) requires forfeitures to be estimated at the time of grant and  revised,  if  necessary,  in  subsequent  periods  if actual forfeitures  differ  from  those  estimates.  In the  Company's  pro forma information  required under SFAS 123 for the periods prior to fiscal 2006, the Company accounted for forfeitures as they occurred.

      The Company used the Black-Scholes  option-pricing  model  ("Black-Scholes model")  method of  valuation  for  share-based  awards  for  purposes  of complying with the pro forma disclosure  requirements of SFAS 123, and has used the  Black-Scholes  option-pricing  model  for  purposes  of both the measurement and recognition of compensation  expense for share-based award commencing  January 1, 2006 coinciding with the effective date of adoption of SFAS 123(R).  The Company's  determination of fair value of share-based payment  awards  on the date of grant  using  an  option-pricing  model is affected by the Company's  stock price as well as assumptions  regarding a number  of  highly  complex  and  subjective  variables.  These  variables include,  but  are not  limited  to the  Company's  expected  stock  price volatility over the term of the awards,  and actual and projected employee stock option exercise behaviors. Although the fair value of employee stock options is determined in accordance  with SFAS 123(R) and SAB 107 using an option-pricing  model,  that value may not be indicative of the fair value observed in a willing buyer/willing seller market transaction.

                                               ECI Telecom Ltd. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

      R.    STOCK OPTION AND RESTRICTED SHARES PLANS (CONT'D)

      Had  compensation  expenses for stock options  granted under the Company's stock option plans been  determined  prior to 2006 based on the fair value at the grant dates  consistent  with the fair value  accounting  method of
      SFAS 123, the Company's net income and net income per ordinary share would have been as follows:

                                                                                           For the year ended December 31
                                                                                          -------------------------------
                                                                                                  2005               2004
                                                                                          ------------       ------------
                                                                                                $ in thousands, except
                                                                                                   per share amounts
                                                                                          -------------------------------

      Net income, as reported                                                                   39,864             10,153
      Add:     Stock-based employee compensation
               expenses included in reported net
               income, net of related tax effects (nil)                                          2,040              1,650
      Deduct:  Total stock-based employee compensation
               expense determined under the fair value
               method for all awards, net of
               related tax effects (nil)                                                       (10,267)           (10,072)
                                                                                          ------------       ------------

      Pro Forma net income                                                                      31,637              1,731
                                                                                          ============       ============

      Basic earnings per ordinary share ($):
       - as reported                                                                              0.36               0.09
       - pro forma                                                                                0.29               0.02
      Diluted earnings per ordinary share($):
       - as reported                                                                              0.34               0.09
       - pro forma                                                                                0.27               0.01

      Had compensation  expenses for stock options and restricted shares granted under the Company's share incentive plans been determined in 2006 based on the intrinsic value method of APB 25, share-based  compensation expense in
      2006 would have been as follows:

                                                                     Year ended
                                                                    December 31
                                                                           2006
                                                               ----------------
                                                                $ in thousands,
                                                               except per share
                                                                        amounts
                                                               ----------------

      Net expense                                                         5,477
      In terms of basic earning per share                                 0.047
      In terms of diluted earnings per share                              0.045

                                               ECI Telecom Ltd. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

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

      T.    IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS

      SFAS NO. 144,  "ACCOUNTING  FOR THE  IMPAIRMENT  OR DISPOSAL OF LONG-LIVED
      ASSETS",  requires  that  long-lived  assets be  reviewed  for  impairment whenever  events or changes in  circumstances  indicate  that the carrying amount of an asset may not be recoverable. If circumstances require a long lived  asset to be tested  for  possible  impairment,  the  Company  first compares  undiscounted  cash flows expected to be generated by an asset to the carrying value of the asset.  If the carrying value is not recoverable on an  undiscounted  cash flow basis,  an  impairment is recognized to the extent  that the  carrying  value  exceeds  its fair  value.  Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.  SFAS 144  requires  companies  to  separately  report discontinued  operations  and extends that  reporting to a component of an entity that either has been  disposed  of (by sale,  abandonment,  or in a distribution  to owners) or is classified as held for sale (See also Notes
      22).

      U.    SALE OF FINANCIAL ASSETS

      SFAS NO.  140,"ACCOUNTING  FOR TRANSFERS AND SERVICING OF FINANCIAL ASSETS
      AND EXTINGUISHMENTS OF LIABILITIES", requires that a transfer of financial assets in which control is surrendered,  is accounted for as a sale to the
      extent  that  consideration   other  than  beneficial   interests  in  the
      transferred assets is received in exchange. (See Note 17O).

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

                                               ECI Telecom Ltd. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

      X.    IMPAIRMENT OF LOANS

      The  Company  applies  the  provisions  of SFAS NO.  114,  "ACCOUNTING  BY
      CREDITORS FOR IMPAIRMENT OF A LOAN" as amended by SFAS NO. 118 "ACCOUNTING
      BY  CREDITORS  FOR  IMPAIRMENT  OF  A  LOAN  -  INCOME   RECOGNITION   AND
      DISCLOSURES"  These standards apply to loans  involving  modifications  of terms of the  loans,  including  those  involving  a receipt  of assets in partial satisfaction of a receivable.

      In accordance with SFAS 114, a loan is impaired when it is probable, based on current  information  and events,  that the creditor  will be unable to collect all amounts  (contractual  interest and  principle  payments)  due according to the contractual  terms of the loan agreement.  Impaired loans are written down to the present value of their expected future cash flows, discounted at the loan's effective interest rate or, alternatively,  based on the  observable  market  price  of the  loan or the  fair  value of the collateral, if the loan is collateral-dependent.

      Y.    EMPLOYEE SEVERANCE BENEFITS

      Under  Israeli law and labor  agreements,  the Company is required to make severance and pension  payments to its retired or dismissed  employees and to  employees  leaving  employment  in certain  other  circumstances.  The liability for employee severance benefits is based on salary components as prescribed in the existing labor  agreement and calculated on the basis of the latest salary paid to each employee  multiplied by the number of years of employment. The liability is covered by the amounts deposited including accumulated income thereon as well as by the unfunded provision.

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

      The provisions for severance pay includes  amounts related to employees in countries  other than Israel and the U.S. and are calculated in accordance with the rules of the country in which they operate.

NOTE 2 - INVESTMENT IN SECURITIES AND DEPOSITS

                                                   December 31      December 31
                                                          2006             2005
                                                --------------   --------------
                                                $ in thousands   $ in thousands
                                                --------------   --------------

      Short-term:
       Short-term deposits                              11,021            1,540

       Marketable securities:
       Available for sale securities*                   12,889            4,699
       Held to maturity securities                      56,798           35,065
                                                --------------   --------------
                                                        80,708           41,304
                                                ==============   ==============
      Long-term:
       Long-term deposits                                9,665           12,762
       Available for sale securities*                   17,382           37,707
       Held to maturity securities                      45,720           89,495
                                                --------------   --------------
                                                        72,767          139,964
                                                ==============   ==============

      *     As of December  31,  2006,  the Company had net  unrealized  loss on
            Available for Sale Securities of $ 185 thousand. (As of December 31,
            2005,  the  Company  had  unrealized  gain  on  Available  for  Sale
            Securities of $ 4,238 thousand).

                                               ECI Telecom Ltd. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 2 - INVESTMENT SECURITIES AND DEPOSITS (CONT'D)

      The amortized cost, gross unrealized  holding gains (loss), and fair value of  held-to-maturity  securities  by major  security  type at December 31,
      2006, were as follows:

                                                                              Gross              Gross
                                                                         Unrealized         Unrealized
                                                        Amortized           Holding            Holding              Fair
                                                             Cost             Gains             Losses             Value
                                                   --------------    --------------     --------------    --------------
                                                   $ in thousands    $ in thousands     $ in thousands    $ in thousands
                                                   --------------    --------------     --------------    --------------

      Held to maturity
       U.S. Government agencies                            30,725                62                (78)           30,709
       Corporate debt securities                           47,793               207                (62)           47,938
       Other                                               24,000                --                 --            24,000
                                                   --------------    --------------     --------------    --------------
                                                          102,518               269               (140)          102,647
                                                   ==============    ==============     ==============    ==============

      The amortized cost, gross unrealized  holding gains (loss), and fair value of  held-to-maturity  securities  by major  security  type at December 31,
      2005, were as follows:

                                                                              Gross              Gross
                                                                         Unrealized         Unrealized
                                                        Amortized           Holding            Holding              Fair
                                                             Cost             Gains             Losses             Value
                                                   --------------    --------------     --------------    --------------
                                                   $ in thousands    $ in thousands     $ in thousands    $ in thousands
                                                   --------------    --------------     --------------    --------------

      Held to maturity
       U.S. Government agencies                            46,919                --               (648)           46,271
       Corporate debt securities                           44,844                20               (610)           44,254
       Other                                               32,797                35                 --            32,832
                                                   --------------    --------------     --------------    --------------
                                                          124,560                55             (1,258)          123,357
                                                   ==============    ==============     ==============    ==============

      Maturities  of debt  securities  classified  as  held-to-maturity  were as follows at December 31, 2006:

                                                                                             Amortized              Fair
                                                                                                  Cost             value
                                                                                        --------------    --------------
                                                                                        $ in thousands    $ in thousands
                                                                                        --------------    --------------

      Held to maturity:
       First year                                                                               56,798            56,812
       Due after one year through five years                                                    40,711            40,591
       Due after five years through ten years                                                    5,009             5,244
                                                                                        --------------    --------------
                                                                                               102,518           102,647
                                                                                        ==============    ==============

      Maturities  of debt  securities  classified  as  held-to-maturity  were as follows at December 31, 2005:

                                                                                             Amortized              Fair
                                                                                                  Cost             value
                                                                                        --------------    --------------
                                                                                        $ in thousands    $ in thousands
                                                                                        --------------    --------------

      Held to maturity:
       First year                                                                               35,064            34,693
       Due after one year through five years                                                    88,100            87,223
       Due after five years through ten years                                                    1,396             1,441
                                                                                        --------------    --------------
                                                                                               124,560           123,357
                                                                                        ==============    ==============

                                               ECI Telecom Ltd. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 2 - INVESTMENT SECURITIES AND DEPOSITS (CONT'D)

      The following  table shows the fair value of the Company's  investments in held to maturity  securities with unrealized losses that are not deemed to be other-than-temporarily  impaired, and their underlying gross unrealized
      losses  aggregated  by  investment   category  and  length  of  time  that
      individual securities have been in a continuous unrealized loss position.

      As of December 31, 2006:

                                      Less than 12 months            12 months or Greater
                           ------------------------------  ------------------------------                           Total
                                               Unrealized                      Unrealized           Total      Unrealized
                               Fair value          Losses      Fair value          Losses      Fair value          losses
                           --------------  --------------  --------------  --------------  --------------  --------------
                           $ in thousands  $ in thousands  $ in thousands  $ in thousands  $ in thousands  $ in thousands
                           --------------  --------------  --------------  --------------  --------------  --------------

      US Government
       Agencies                    12,672             (78)             --              --          12,672             (78)
      Corporate bonds               7,152             (28)         13,674             (34)         20,826             (62)
                           --------------  --------------  --------------  --------------  --------------  --------------

      Total                        19,824            (106)         13,674             (34)         33,498            (140)
                           ==============  ==============  ==============  ==============  ==============  ==============

      As of December 31, 2005:

                                      Less than 12 months            12 months or Greater
                           ------------------------------  ------------------------------                           Total
                                               Unrealized                      Unrealized           Total      Unrealized
                               Fair value          Losses      Fair value          Losses      Fair value          losses
                           --------------  --------------  --------------  --------------  --------------  --------------
                           $ in thousands  $ in thousands  $ in thousands  $ in thousands  $ in thousands  $ in thousands
                           --------------  --------------  --------------  --------------  --------------  --------------

      US Government
       Agencies                     1,982             (18)         44,289            (630)         46,271            (648)
      Corporate bonds               5,522            (144)         36,339            (466)         41,861            (610)
                           --------------  --------------  --------------  --------------  --------------  --------------

      Total                         7,504            (162)         80,628          (1,096)         88,132          (1,258)
                           ==============  ==============  ==============  ==============  ==============  ==============

      The  unrealized  losses  on the  Company's  investments  in US  Government
      Agencies  and  corporate  bonds were  caused by interest  rate  increases.
      Because the  Company has the ability and intent to hold these  investments until a recovery of fair value,  which may be  maturity,  the Company does not consider these  investments to be impaired as of December 31, 2006 and
      2005.

                                               ECI Telecom Ltd. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 3 - INVENTORIES

      CONSIST OF THE FOLLOWING:

                                                                                           December 31        December 31
                                                                                                  2006               2005
                                                                                        --------------     --------------
                                                                                        $ in thousands     $ in thousands
                                                                                        --------------     --------------

      Raw materials and components                                                              57,806             47,970
      Work in process                                                                           23,499             23,839
      Finished products                                                                         78,050             75,154
                                                                                        --------------     --------------

                                                                                               159,355            146,963
                                                                                        ==============     ==============

NOTE 4 - LONG-TERM RECEIVABLES, NET OF CURRENT MATURITIES

      A.    CONSIST OF THE FOLLOWING:

                                                                             Weighted
                                                                     average interest
                                                                           rate as of
                                                                          December 31      December 31        December 31
                                                                                 2006             2006               2005
                                                                     ----------------   --------------     --------------
                                                                                    %   $ in thousands     $ in thousands
                                                                     ----------------   --------------     --------------

      Long-term receivables (1)                                                   5.8           17,609             19,905
      Less deferred interest income (*)                                                            203                 64
                                                                                        --------------     --------------

      Total (2)                                                                                 17,406             19,841
      Less - provision for doubtful debts                                                           --                624
      Less - current maturities                                                                 11,092             10,944
                                                                                        --------------     --------------

                                                                                                 6,314              8,273
                                                                                        ==============     ==============

      The receivables are denominated in U.S. dollars.

      (*)   The deferred interest income  represents the difference  between the original  amount of the  receivables  and their  net  present  value computed,  at the transaction  date, based on the relevant  interest rate.

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

                                               ECI Telecom Ltd. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 4 - LONG-TERM RECEIVABLES, NET OF CURRENT MATURITIES (CONT'D)

      B.    AGGREGATE MATURITIES ARE AS FOLLOWS:

                                                                    December 31
                                                                           2006
                                                                 --------------
                                                                 $ in thousands
                                                                 --------------
      First year (current maturities)                                    11,092
      Second year                                                         5,817
      Third year                                                            155
      Fourth year                                                           155
      Fifth year                                                            155
      Thereafter                                                            235
                                                                 --------------
                                                                         17,609
                                                                 ==============

NOTE 5 - INVESTMENTS

      CONSIST OF THE FOLLOWING:

                                                  December 31       December 31
                                                         2006              2005
                                               --------------    --------------
                                               $ in thousands    $ in thousands
                                               --------------    --------------
      Affiliated company (A)                            4,735            11,976
      Loans (B)                                         2,270             3,000
      Cost method investments                           4,983             4,811
                                               --------------    --------------
                                                       11,988            19,787
                                               ==============    ==============

      A.    THE INVESTMENT IN AFFILIATED COMPANY IS COMPRISED OF:

                                                  December 31       December 31
                                                         2006              2005
                                               --------------    --------------
                                               $ in thousands    $ in thousands
                                               --------------    --------------
      Cost of shares                                   28,223            28,223
      Accumulated losses                              (23,488)          (16,247)
                                               --------------    --------------
                                                        4,735            11,976
                                               ==============    ==============

                                               ECI Telecom Ltd. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 5 - INVESTMENTS (CONT'D)

      The Company holds a 41% interest in Veraz Networks Inc. ("Veraz"). Because the financial  statements of Veraz are not made available timely to ECI in order to apply the equity method of  accounting,  starting from the second quarter of 2006, the  proportionate  share of the results of operations of
      Veraz are included in ECI's consolidated  financial  statements on a three month lag.

      The following table shows the financial information of Veraz as of and for the twelve month period ended September 30, 2006.

                                                                 $ in thousands
                                                                 --------------
      BALANCE SHEET INFORMATION
      Current assets                                                     69,553
      Total assets                                                       77,140
      Current liabilities                                                71,671
      Total liabilities                                                  73,035
      Shareholders' equity                                                4,105

      STATEMENT OF OPERATIONS INFORMATION
      Revenues                                                           89,667
      Gross profit                                                       48,667
      Net loss                                                          (18,634)

      On March 1, 2007,  Veraz filed a third  amendment to its S-1  Registration
      Statement with the SEC relating to its proposed initial public offering in
      which  ECI  may  also  sell  shares.   Veraz   originally  filed  its  S-1
      Registration  Statement  with the SEC on October 20,  2006.  The number of shares to be offered  and the price  range for the  offering  have not yet been determined. The registration statement has not yet become effective.

      B.    LOANS

      In December 2004, the Company provided to Chiaro Networks Ltd. ("Chiaro"), a developer of infrastructure-class  IP/MPLS routing platforms,  two loans in the  aggregate  amount  of $ 6  million.  The loans  are  secured  by a first-priority floating charge over substantially all of Chiaro's assets.

      During  the  first  half of 2005,  the  business  of  Chiaro  deteriorated significantly  and in January  2006,  Chiaro has  ceased  doing  business.
      Accordingly,  Management has determined  that the Company may be unable to collect all amounts due  according to the  contractual  terms of the loans agreement and therefore, a provision of $ 3 million in respect thereof was recorded  in the  consolidated  financial  statements  for the year  ended
      December 31, 2005. The Company as the sole secured creditor took the steps necessary to realize Chiaro's assets,  including cash, tangible assets and intellectual  property and,  during the year 2006, the Company  foreclosed the assets of Chiaro in the US and has already  realized  $0.7  million of
      Chiaro's  assets.  The Company also commenced legal  proceedings in Israel for the purpose of putting  Chiaro into  receivership  and  realizing  the assets of the Israeli  Company.  The Company believes that the fair market value of Chiaro's  remaining assets is equal to the carrying amount of the uncollected debt of Chiaro as of December 31, 2006.

                                               ECI TELECOM LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 6 - PROPERTY, PLANT AND EQUIPMENT, NET

      PROPERTY,  PLANT AND  EQUIPMENT  AS OF DECEMBER  31,  2006  CONSIST OF THE
      FOLLOWING:

                                 Freehold
                                    land,
                            buildings and       Machinery                          Office
                                leasehold             and     Information   furniture and
                             improvements       equipment      technology       equipment          Other           Total
                              -----------     -----------     -----------     -----------    -----------     -----------
                              $ thousands     $ thousands     $ thousands     $ thousands    $ thousands     $ thousands
                              -----------     -----------     -----------     -----------    -----------     -----------
      COST
      Balance at
      beginning of year            62,409         130,890          62,118           7,185          2,844         265,446
      Additions                     3,233          18,206           9,340             122             75          30,976
      Disposals                        12             391             549             212          2,004           3,168
                              -----------     -----------     -----------     -----------    -----------     -----------
      Balance at end
       of year                     65,630         148,705          70,909           7,095            915         293,254
                              -----------     -----------     -----------     -----------    -----------     -----------
      ACCUMULATED
       DEPRECIATION AND
      AMORTIZATION
       Balance at
       beginning of
       year                        14,841          75,397          48,239           5,278          2,100         145,855
      Depreciation
       for the year                 1,901          16,698           7,069             280            185          26,133
      Disposals                        12             275             398             184          1,757           2,626
                              -----------     -----------     -----------     -----------    -----------     -----------
      Balance at end
       of year                     16,730          91,820          54,910           5,374            528         169,362
                              -----------     -----------     -----------     -----------    -----------     -----------
      Net book value at
       December 31, 2006           48,900          56,885          15,999           1,721            387         123,892
                              ===========     ===========     ===========     ===========    ===========     ===========
      Net book value at
       December 31, 2005           47,859          55,667          13,529           1,710            826         119,591
                              ===========     ===========     ===========     ===========    ===========     ===========

      Regarding pledged, see Note 14.

      Depreciation  expenses for the years ended  December 31, 2005 and 2004 are summarized to $23,313 thousand and $22,712 thousand, respectively.

                                               ECI TELECOM LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 7 - SOFTWARE DEVELOPMENT COSTS, NET

      Capitalization  and  amortization  of  software  development  costs  as of
      December 31, 2006, 2005 and 2004 is as follows:

                                                                         December 31        December 31        December 31
                                                                                2006               2005               2004
                                                                      --------------     --------------     --------------
                                                                      $ in thousands     $ in thousands     $ in thousands
                                                                      --------------     --------------     --------------
      Balance at beginning of year                                            11,999             14,435             16,289
      Capitalization of software development costs
       during  the year                                                        9,472              8,014             11,151
      Amortization for the year                                               (8,619)           (10,450)           (13,005)
                                                                      --------------     --------------     --------------
      Balance at end of year                                                  12,852             11,999             14,435
                                                                      ==============     ==============     ==============
NOTE 8 - GOODWILL

      CONSIST OF THE FOLLOWING:

                                                                                            December 31        December 31
                                                                                                   2006               2005
                                                                                         --------------     --------------
                                                                                         $ in thousands     $ in thousands
                                                                                         --------------     --------------
      Goodwill - Broadband Access Division                                                        1,039              1,039
      Goodwill - Data Networking Division                                                        37,060             37,060
      Goodwill - Optical Networks Division                                                        1,230              1,230
                                                                                         --------------     --------------
      Goodwill                                                                                   39,329             39,329
                                                                                         ==============     ==============
      See Note 19.

NOTE 9 - OTHER ASSETS, NET

                                                                                            December 31        December 31
                                                                                                   2006               2005
                                                                                         --------------     --------------
                                                                                         $ in thousands     $ in thousands
                                                                                         --------------     --------------
      Core technology products (1)                                                               31,728             35,423
      Other intangible assets                                                                     1,068              2,392
                                                                                         --------------     --------------
                                                                                                 32,796             37,815
                                                                                         ==============     ==============

      (1)      Original amount                                                                   38,169             38,169
               Amortization *                                                                    (6,441)            (2,746)
                                                                                         --------------     --------------
                                                                                                 31,728             35,423
                                                                                         ==============     ==============

      *     Amortized  over the  expected  useful life of the related  products, generally between 7 to 10 years.  Amortization expenses for the next five  years  will  amount  to $ 4  million  per  year.  Amortization expenses for the years ended  December 31, 2006 and 2005 amounted to
            $ 3,695 thousand and $ 2,746 thousand, respectively.

                                               ECI TELECOM LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 10 - LIABILITY FOR EMPLOYEE SEVERANCE BENEFITS

      A.    EMPLOYEES  OF THE COMPANY AND OF ITS  CONSOLIDATED  SUBSIDIARIES  IN
            ISRAEL (ISRAELI COMPANIES)

      1.    The Company's  liability for severance pay for its Israeli employees is  calculated  pursuant to Israeli  severance  pay law based on the most  recent  salary of the  employees  multiplied  by the number of years of employment as of the balance sheet date.  After  completing one full year of  employment,  the Company's  Israeli  employees are entitled  to one  month's  salary for each year of  employment  or a portion  thereof.  The  Company's  liability  is fully  provided  by monthly deposits with severance pay funds, insurance policies and by an accrual.  For the majority of the Company  employees the payments to the pension funds and insurance companies discharge the Company's obligation  to the employees as required by the Severance Pay Law in connection with Section 14. Accumulated amounts in the pension funds and with the  insurance  companies  are not  under  the  control  or administration  of  the  Company,  and  accordingly,  neither  those
            amounts  nor  the  corresponding   accrual  for  severance  pay  are
            reflected in the balance sheet. The obligation of the Company, under law and labor agreements,  for termination benefits to employees not covered by the aforementioned pension or insurance plans is included in the balance sheet.

      2.    As to the union employees of Tadiran Telecommunication Ltd. (TTL), a company  merged  with  ECI in 1999  who  are  covered  by the  labor agreements  which were in force in TTL, the Company's  liability for severance pay is in accordance with such labor agreements.

            If the Company  terminates the employment of these employees through
            2011, they are entitled to additional benefits. After that time, the employees will no longer be eligible for such additional benefits.

      3.    The expenses in respect of severance and pension pay (not  including expenses in  restructuring)  for the years ended  December 31, 2006,
            2005 and 2004 are $ 15,450 thousand,  $ 10,611 thousand and $ 10,516 thousand, respectively.

      4.    Company's net liability for employee  severance benefits is composed as follows:

                                                                                   December 31        December 31
                                                                                          2006               2005
                                                                                --------------     --------------
                                                                                $ in thousands     $ in thousands
                                                                                --------------     --------------
            Liability for employee severance benefits                                   43,664             48,340
            Less: Assets held for severance benefits                                    20,549             25,931
                                                                                --------------     --------------
                                                                                        23,115             22,409
                                                                                ==============     ==============

            Withdrawals  from the  funds  may be made  only for the  purpose  of disbursement of severance pay.

                                               ECI TELECOM LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 10 - LIABILITY FOR EMPLOYEE SEVERANCE BENEFITS (CONT'D)

      B.    EMPLOYEES OF U.S. CONSOLIDATED SUBSIDIARIES (U.S. COMPANIES)

      The US subsidiaries  sponsor a section 401(k) defined contribution plan or
      401(a) plan which permits its employees to invest up to certain amounts of their  compensation  (subject to  limitation by Internal  Revenue  Service
      Regulations)  on  a  pretax  basis  in  certain  self-directed  investment programs.  The  subsidiaries  may,  at  the  discretion  of the  Board  of
      Directors,  make  contributions to the plan.  Company  contributions  with respect  to  this  plan  were $ 237  thousand,  $ 482  thousand  and $ 244
      thousand  for  the  year  ended   December   31,  2006,   2005  and  2004,
      respectively.

      C.    EMPLOYEES IN THE REST OF THE WORLD

      The provision for severance pay includes  amounts  related to employees in countries  other than Israel and the U.S. and are calculated in accordance with the rules of the country in which they operate.

NOTE 11 - COMMITMENTS AND CONTINGENCIES

      A.    CLAIMS AND POTENTIAL CLAIMS

      1.    Following  the  reduction  in  workforce  in  accordance   with  the
            reorganization  plan of the Company  that was  implemented  in 2002, claims  and  demands  for  higher  amounts  of  severance  pay  were submitted by certain  former  employees.  Management  of the Company believes,  based  on the  opinion  of its  legal  advisors  that the effect,  if any,  of the  results of such  claims and demands on the financial position of the Company and the results of its operations, will be  immaterial  and the  provisions  which are  included in the
            financial   statements  in  respect   thereof  are  appropriate  and
            sufficient.

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
            SCI is one of the largest  manufacturers of electronic components in the world.  As part of the agreement,  SCI was, for several years to
            come  to  be  the   subcontractor  for  part  of  the  manufacturing
            activities of the Company, on a cost plus basis.

            Subsequently,  a dispute arose between the Company and SCI as to the interpretation  of certain aspects of the agreement,  such as volume commitments;  discount  terms for large orders;  the minimum size of orders; timing; untimely payments etc.

            The  dispute  was  referred  to  an  arbitrator  in  December  2002.
            Subsequently,  the  arbitration  was  put on hold  and  the  parties appointed an independent mediator in an additional attempt to settle this dispute.
            In April 2006,  the Company  reached a settlement  with  Sanmina-SCI
            pursuant  to  which  the  Company   undertook  to  immediately   pay
            Sanmina-SCI  the  sum of  $3.5  million.  There  may  be  additional contingent  payments,  depending on the volume of orders placed with
            Sanmina-SCI during the next six years.

                                               ECI TELECOM LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 11 - COMMITMENTS AND CONTINGENCIES (CONT'D)

      A.    CLAIMS AND POTENTIAL CLAIMS (CONT'D)

      3.    (cont'd)

            In  addition,  the Company  undertook to  reimburse  Sanmina-SCI  an amount of $2.3  million for pension  payments  made by the latter to agreed employees.

            Provisions  which had been included in the  financial  statements in respect to this matter in prior  years  aggregating  $ 3.5  million, were  found  to  be  appropriate  and  sufficient  and  the  reached
            settlement  had  no  further  impact  on  the  Company's   financial
            statements.

      4.    Several claims have been  submitted  against the Company and against consolidated subsidiaries,  in respect of activities by the Company, in the ordinary course of business, alleging that the Company, inter alia, used patents owned by others.  The Company's  Management based mainly on opinions of its legal advisors,  believes that the effect, if any, of the results of such claims on the  financial  position of the Company and the results of its operations will be immaterial and the  provisions  which are included in the  financial  statements in respect thereof are appropriate and sufficient.

      5.    In 1997, an investigation  was commenced by the Israeli  Comptroller of Restrictive  Trade Practices  ("comptroller")  regarding  alleged
            price   fixing   and   non-competitive   practices   among   Tadiran
            Telecommunications Ltd. ("TTL"), Tadiran Ltd ("Tadiran" - the parent company  of  TTL)  and  Telrad  Telecommunications  and  Electronics
            Industries Ltd., a subsidiary of Koor Industries Ltd. (a significant shareholder of the Company and Tadiran Ltd.). ECI merged with TTL in
            1999.

            In 2004,  the Company was informed that the  comptroller  has ceased the investigation without taking any action against the Company.

            In September 2004,  following the completion of the investigation by the  comptroller  mentioned  above,  a claim was filed against Bezeq
            (Israel's national telecommunications  provider), Koor, TTL, Tadiran and Telrad in the District Court of Tel Aviv-Jaffa.  Attached to the
            claim was a request  for  certification  thereof as a class  action, brought in the name of all Bezeq  customers  against  the  aforesaid companies, including the Company, in an amount of $ 403 million.

            In March 2005 the  Company  and the other  respondents  filed  their respective  answers to the  request to certify  the claim as a class action. The applicant filed its reply to the respondents' answers in
            December 2005.

            Management  of the Company  believes,  in light of the advice of its legal counsel,  that the allegations against the Company are without merit and  therefore  no  provision  has been  recorded  in  respect thereto in the financial statements.

      6.    In January 2005, the Company was named as a defendant in a purported class action  complaint  filed in the United States  against  ECtel, certain  officers  and  directors of ECtel,  and ECI. The  complaint alleged  violations  of U.S.  Federal  Securities  Laws by ECtel and
            breach  of  fiduciary  duties  by  the  individual  defendants,   in
            connection  with  disclosure of ECtel's  financial  results  between
            April  2001  and  April  2003.  It  also  alleged  that  ECI was the controlling  shareholder  of ECtel  during this period and, as such, influenced and controlled the purported  actions by its  subsidiary.
            Damages claimed by the plaintiff were not quantified.

            In July 2006,  the United States  District Court for the District of
            Maryland granted ECI's and ECtel's motions to dismiss the securities class action lawsuit.

                                               ECI TELECOM LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 11 - COMMITMENTS AND CONTINGENCIES (CONT'D)

      A.    CLAIMS AND POTENTIAL CLAIMS (CONT'D)

      6.    (cont'd)

            In August 2006,  the plaintiff  filed a motion for  reconsideration, alleging new evidence against ECtel, which was denied in March 2007.
            The plaintiff has the right to appeal.

            ECI,  based on the opinion of its legal  advisors  believes that the allegations  made in the  complaint  with  respect to it are without merit,  and  accordingly  no provision  in respect  thereof has been included in the consolidated financial statements.

      B.    LEASE COMMITMENTS

      The Company and its  consolidated  subsidiaries  have entered into several operating lease agreements in Israel and abroad.  The agreements expire on various  dates from 2007 to 2011 (some of which have renewal  options) and are in local currencies or linked to the dollar or to the Israeli Consumer
      Price Index.

      Rental  expenses  under  operating  leases is charged to expense  over the periods  of the  respective  leases by the  straight-line  method.  Future minimum annual rent payments to which the Company and its subsidiaries are committed under the above leases, at rates in effect at December 31, 2006, are as follows:

      Year ending December 31                                     $ in thousands
      -----------------------                                     --------------
      2007                                                                13,113
      2008                                                                11,437
      2009                                                                 5,186
      2010                                                                 2,742
      2011 and thereafter                                                    399

      As to rent expense under the Company's leases, see Note 17M.

      C.    ROYALTY COMMITMENTS

      1.    The Company is  committed  to pay  royalties  to the  Government  of
            Israel on  proceeds  from  sale of  products  which  the  government supported by way of R&D grants. The royalties are computed mainly at the rates of 3.5% to 5% of the aggregated proceeds from sale of such products,  up to the amount not  exceeding  100% of such grants plus interest at Libor rate. As of December 31, 2006 the maximum possible future  commitment  of the  Company is  approximately  $ 169 million
            (including  interest  in the amount of $ 35  million).  See Note 17G with regard to amounts paid pursuant to these commitments.

      2.    The Company is committed to pay  royalties to certain  parties whose products, patents or technology are incorporated in certain products of the Company.  Such  royalties  are based on sales of systems or a
            family  of  products   incorporating   such  products,   patents  or
            technology  and are paid based either on a fixed rate or a price per unit sold.

                                               ECI TELECOM LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006
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
            liabilities.

            The Company uses a combination of forwards and purchased and written options  designated  as cash flow  hedges  to  protect  against  the foreign  currency  exchange  rate risks  inherent in its  forecasted revenue  denominated in currencies other than the U.S.  dollar.  The
            Company's cash flow hedges mature generally within less than a year.
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

                                               ECI TELECOM LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 11 - COMMITMENTS AND CONTINGENCIES (CONT'D)

      D.    FINANCIAL INSTRUMENTS (CONT'D)

      1.    Derivative financial instruments (cont'd)

            Other  derivatives not designated as hedging  instruments under SFAS
            133 and interest rate swap consist primarily of purchase and written options used to hedge foreign  currency cash flows.  For  derivative instruments  not designated as hedging  instruments  under SFAS 133, changes  in the fair  values are  recognized  in  operations  in the period of change.

            FAIR VALUE HEDGING TRANSACTIONS

            As of  December  31,  2006,  the  Company  did not have  outstanding currency  forward  contracts,  as a hedge  against  sales  contracts receivable and firm commitments.

            ANTICIPATED CASH FLOW HEDGING TRANSACTIONS

            As of December  31,  2006,  the Company  had  entered  into  forward exchange  contracts and also purchased and written options as hedges for  currency  exchange  rates for  various  periods of time.  These
            transactions   constitute   a  future  cash  flow  hedge  for  sales
            agreements and for the anticipated backlog of orders.

            As of December  31,  2006,  the  Company  had entered  into 47 hedge transactions  in respect of anticipated  sales  amounting to $ 108.5 million  in  Euro  currency,  $  10.2  million  in  Pounds  Sterling currency,  $ 7 million in Chinese Yuan currency and $ 1.1 million in
            NIS currency.

            The hedge transactions are shown in the balance sheet at fair value.
            The fair value of future  transactions  is based on future  exchange rates, as quoted at the balance sheet date.

            As of December  31,  2006,  the fair value of the cash flow  hedging transaction is a net liability of $ 1.7 million.

                                               ECI TELECOM LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 11 - COMMITMENTS AND CONTINGENCIES (CONT'D)

      D.    FINANCIAL INSTRUMENTS (CONT'D)

      1.    Derivative financial instruments (cont'd)

            PAYROLL AND PURCHASE CONTRACTS

            As of December 31, 2006, the Company had entered into 28 future cash flow hedge transactions in respect of payroll and purchase contracts amounting  to $ 26.8  million in NIS  currency.  As of December  31,
            2006,  the fair value of the cash flow  hedging  transactions  is an asset of $ 1.2 million.

            REALIZED/UNREALIZED GAIN (LOSSES) FROM HEDGE TRANSACTIONS

            The Company had net realized foreign currency exchange gain (losses)
            from all hedge  transactions of $ (3.8) million, $ 2.5 million and $
            (11.0) million in 2006, 2005 and 2004, respectively.

            Comprehensive  income for the year ended  December 31, 2006 includes an  unrealized  loss of $ 5.7  million  relating  to the above hedge transactions.  As of December  31, 2006 the net  unrealized  loss on financial  instruments is $ 2.3 million.  This amount is expected to appear in the  consolidated  statement  of  operations  for the year ended December 31, 2007.

            INTEREST RATE CASH FLOW RISK

            Interest  expense for the years ended  December 31,  2006,  2005 and
            2004  includes  net  losses  in the  amount of $ 12  thousand,  $ 38
            thousand  and  $  294  thousand,  respectively,   arising  from  the
            difference between the fixed interest rate in the interest rate swap agreements  and  the  variable  interest  rate  on the  hedged  debt obligation.

            NON-HEDGING TRANSACTIONS

            Financial  income  and  expenses  include  income of $ 0.1  million, income of $ 0.5  million  and a loss of $ 0.2  million for the years ended December 31, 2006, 2005 and 2004, respectively.  These amounts reflect  the  changes in the time value  factor of the  derivatives, which are not considered as hedging transactions.

                                               ECI TELECOM LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 11 - COMMITMENTS AND CONTINGENCIES (CONT'D)

      D.    FINANCIAL INSTRUMENTS (CONT'D)

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

                                               ECI TELECOM LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 11 - COMMITMENTS AND CONTINGENCIES (CONT'D)

      E.    CAPITAL EXPENDITURE COMMITMENTS

      The Company in Israel incurs  capital  expenditures  pursuant to "Approved
      Enterprise"  programs.  At December 31, 2006, the Company is not committed to invest pursuant to existing programs.

      F.    PURCHASE COMMITMENTS

      At December 31,  2006,  the Company has  commitments,  in amount of $ 36.7 million,  covering,  primarily,  the purchase of materials.  (December 31,
      2005 - $ 63.21 million).

      G.    GUARANTEES

      The Company maintains certain third-party guarantees mainly with banks and with  insurance  companies to support its  performance  obligations  under customer  contracts  and other  contracts  that can be demanded in case of material breach of contracts.  As of December 31, 2006,  these  guarantees with banks and insurance  companies  approximated $ 28,728  thousand and $
      3,439 thousand, respectively.

      H.    COMMITMENTS

      1.    In November 2001, the Company sold its  information  technology unit
            ("IT") to EDS and signed a five-year  outsourcing contract with EDS.
            Under the  agreement,  EDS  assumed  all the IT  operations  and was required to supply  maintenance,  support and  development  services during the term of the agreement, for a sum of between $ 15 and $ 18 million, per year. In 2003 a new five-year agreement was signed with effect through 2007. In December 2006, a new agreement replacing the previous  agreement  was signed with effect from  January 2007 until
            December  2011.  According  to  the  last  agreement,   the  Company
            undertook to pay EDS approximately $ 8 million a year in 2007 - 2011
            (in 2006, 2005 and in 2004 the Company paid to EDS $ 11.0 million, $
            8.6 million and $ 8.8 million, respectively).

            In addition,  for the years ended December 31, 2006,  2005 and 2004, the Company paid EDS $ 3.5  million,  $ 1.7 million and $ 3 million, respectively, for additional services.

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

                                               ECI TELECOM LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 11 - COMMITMENTS AND CONTINGENCIES (CONT'D)

      H.    COMMITMENTS (CONT'D)

      3.    If the Company  dismisses any of the remaining  unionized  employees who joined from TTL by 2011,  it is committed to pay them  increased severance  benefits or early retirement  pensions,  depending on age and seniority.  After that time,  these  employees will no longer be eligible  for such  additional  benefits  (see Note  10A(3)).  As of
            December 31, 2006,  the maximum  amount  payable as a result of this commitment is $ 16.1 million.  Management does not expect to dismiss all of these  employees  prior to 2011 and therefore no provision in respect thereof has been included in the financial  statements.  For employees that were dismissed a sufficient provision was recorded.

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

            In 2002,  the  audit  committee  and the Board of  Directors  of ECI resolved to raise the amount of the aforesaid undertaking to a limit of $ 30  million  per  director  per  case,  but  not  more  than  a commitment  of $ 225 million in the  aggregate for all persons to be
            indemnified.   The   aforesaid   changes  were   approved  by  ECI's
            shareholders.

NOTE 12 - SHAREHOLDERS' EQUITY

      A.    AUTHORIZED, ISSUED AND OUTSTANDING SHARES

                                                            Authorized
                                                   ----------------------------
                                                   December 31      December 31
                                                          2006             2005
                                                   -----------      -----------
                                                         Number of shares
                                                   ----------------------------

      NIS 0.12 par value per ordinary share        200,000,000      200,000,000
                                                   ===========      ===========

      1.    The  Company's  shares  (NIS 0.12 par value  each) are traded in the
            United  States on the over the counter  market and are listed on the
            Nasdaq Stock Market.

      2.    For details of the issued share capital see consolidated  Statements of Changes in Shareholders' Equity.

      B.    DIVIDENDS

      According  to the Israeli  corporate  laws,  dividends  may be paid by the
      Company only out of accumulated  earnings,  or out of net income earned in two consecutive years.

                                               ECI TELECOM LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 12 - SHAREHOLDERS' EQUITY (CONT'D)

      C.    SHARE INCENTIVE (STOCK OPTIONS AND RESTRICTED SHARES PLANS)

      1.    The  Company's  current  stock option plans are the ECI Telecom Ltd.
            Key Employee Share Incentive Plan 1991 (the "1991 Plan") and the ECI
            Telecom Ltd.  Employee  Share  Incentive Plan 2002 (the "2002 Plan",
            together the "ECI Plans"), which were adopted by the shareholders at the Annual General Meetings held respectively on August 29, 1991 and
            November 19, 2002. The ECI Plans will expire on December 31, 2012.

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

            In January 2006, the Board of Directors approved an amendment to the
            2002 Plan, which provided that,  unless  otherwise  specified at the time of the award,  options granted under  subsequent  option awards are exercisable on a "net exercise" basis: instead of issuing to the grantee  the number of shares  specified  in the option  award,  the grantee  will  receive  the number of shares  having a market  value equal to the  difference  between  the  exercise  price and  closing market price of the Company's shares  immediately  prior to the date of exercise,  multiplied by the number of options  being  exercised.
            The only  amount  payable by the grantee for the issue to him or her of the  shares  is the  aggregate  par value of such  shares,  which amount may be waived.

            Under the terms of the ECI  Plans,  as of  December  31,  2006,  the
            Company is  authorized  to grant  options for a total of  32,760,700 shares, subject to anti-dilution  adjustment.  The option awards are
            personal  and  non-assignable   and  terminate   automatically  upon
            termination  of  employment  (except  for  approved   retirement  or
            termination  caused by death or disability or as otherwise  approved by the Board of Directors or its Remuneration Committee).

            STOCK OPTION AWARDS DURING THE REPORTING PERIOD

            The  principal  stock  option  awards  made  by the  Company  to its employees  and  directors,  during the year ended  December 31, 2006 were as stated below.  Unless otherwise stated,  these stock options vest as follows:  12.5% after six months and, thereafter,  a further
            6.25% on the last day of each  quarter over a period of 14 quarters.
            All  the  stated  stock  option  awards  are  exercisable  on a "net exercise" basis.

                                                    Number of           Exercise
            Grant Date                                options         price in $
            ----------                            -----------        -----------

            February 1, 2006                          200,000               8.37
            February 15, 2006                          66,000               8.71
            February 21, 2006                          70,000               8.62
            May 22, 2006                               65,000               9.87
            July 25, 2006                             105,000               7.05
            July 26, 2006                             150,000               7.03
            August 7, 2006                            100,000               6.49
            September 20, 2006 *                      100,000               7.86
            October 25, 2006                          250,000               8.20
                                                  -----------
            Total**                                 1,106,000
                                                  ===========

            *     Grant in respect of the  services of a  director,  which fully vest on September 20, 2007.
            **    Not including  awards in order to preserve the intrinsic value of stock options  following the  distribution of the shares of
                  ECtel.

                                               ECI TELECOM LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 12 - SHAREHOLDERS' EQUITY (CONT'D)

      C.    SHARE INCENTIVE (STOCK OPTIONS AND RESTRICTED SHARES PLANS) (CONT'D)

            STOCK OPTION AWARDS DURING THE REPORTING PERIOD (CONT'D)

            None of the above stock  options  were  granted at  exercise  prices below the market price on the date of the grant.

            Following  approval  by  the  board  of  directors,   the  Company's
            shareholders  approved adjustments to the terms of outstanding stock option  awards,  in order to preserve  the  intrinsic  value of such stock options in light of the  distribution  to  shareholders of the remaining 2.9 million  shares held by the Company in ECtel (See Note
            1A(4)). On June 26, 2006,  immediately prior to the ex-dividend date for the  distribution of the ECtel shares,  the closing market price of the Company's  shares on Nasdaq was $8.09 per share.  As a result of the proposed distribution,  the closing market price was adjusted to $7.99 per share, a reduction of $0.10 per share or  approximately
            1.25%.  The  provisions of the  adjustments  are set forth below and applied to stock options granted prior to June 29, 2006.

            o     The exercise price of all  outstanding  stock  options,  other than those  granted at zero  exercise  price,  was  reduced by
                  $0.10 per share

            o     In aggregate,  an additional  7,708 stock  options,  at a zero exercise price, were granted to those persons who, on June 29,
                  2006, held ECI stock options with a zero exercise  price.  The number of additional  stock options  equated to  approximately
                  1.25%  of the  zero-priced  stock  options  held by each  such grantee at June 29, 2006  (rounded  down to the nearest  whole share).  The additional  stock options are  exercisable in the same  proportions  and will  expire  on the same  dates as the original stock options.

            No compensation expenses were recognized for the above modifications made to the  exercise  price  and the  number of  shares,  since the additional  options  granted and the  adjustments  in exercise price were deemed to have no incremental fair value.

            Unearned  compensation on the grant of the stock options in the year ended  December  31, 2006,  as measured at the original  grant date, totaling $ 3.1 million was calculated based on the fair value of the stock options on the date of grants and is being recognized over the vesting period.

            Compensation  expenses of $ 0.5 million were  recognized in 2006 for the stock options granted during the year ended December 31, 2006.

                                               ECI TELECOM LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 12 - SHAREHOLDERS' EQUITY (CONT'D)

      C.    SHARE INCENTIVE (STOCK OPTIONS AND RESTRICTED SHARES PLANS) (CONT'D)

      2.    At the Annual  General  Meeting held on July 28, 2005, the Company's shareholders  adopted the ECI Telecom Ltd. Employee Restricted Share
            Incentive Plan (the "ECI Restricted Share Plan"). The ECI Restricted
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

            Should a Participant cease to remain in the employ or service of the
            Company,  for any reason,  while holding unvested  restricted shares
            (except for termination  caused by death or as otherwise approved by the Board of Directors or its  Remuneration  Committee),  then those restricted shares shall either (i) be surrendered to the Company for cancellation, or (ii) be sold by the Participant to the Company (for consideration  equal to the issue  price of such  shares),  or (iii)
            shall be  treated  in any other  manner  that will  assure  that the
            Participants  rights in such shares  shall  cease to exist;  and the
            Participant shall have no further shareholder rights with respect to those restricted shares.

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

            The fair value of the restricted  shares as of the date of the issue is recognized over the vesting period.

            RESTRICTED SHARES ISSUED DURING THE REPORTING PERIOD

            The  restricted  shares  issued by the Company to its  employees and directors,  during the year ended  December  31, 2006 were as stated
            below:  Unless  otherwise  stated,   these  restricted  shares  vest
            according to the following  schedule:  12.5% will vest following the lapse of six months  from the date of issuance  and a further  6.25%
            will vest on the last day of each  quarter,  during  14  consecutive
            quarters   thereafter.   The   shares   were   issued  for  no  cash
            consideration.

            On February 1, 2006, the Company issued 2,987 restricted shares to a director.  The shares vest and become  transferable as follows:  one third on February  1, 2007,  a further one third on February 1, 2008 and the remaining one third on February 1, 2009.

            On February 16, 2006, the Company issued 14,150 restricted shares to its employees.

            On May 22, 2006, the Company issued 188,660 restricted shares to its
            employees.   1,500  of  the   restricted   shares  vest  and  become
            transferable  in  accordance  with the above vesting  schedule.  The other  187,160  restricted  shares vest and become  transferable  as follows:  50% on June 30, 2006, a further 25% on September  30, 2006 and the remaining 25% on December 31, 2006.

            On May 30, 2006, the Company issued 70,810  restricted shares to its employees.  The shares vest and become transferable as follows:  50%
            on June 30,  2006,  a  further  25% on  September  30,  2006 and the remaining 25% on December 31, 2006.

                                               ECI TELECOM LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 12 - SHAREHOLDERS' EQUITY (CONT'D)

      C.    SHARE INCENTIVE (STOCK OPTIONS AND RESTRICTED SHARES PLANS) (CONT'D)

      2.    (cont'd)

            RESTRICTED SHARES ISSUED DURING THE REPORTING PERIOD (CONT'D)

            On July 1, 2006,  the Company  issued 3,113  restricted  shares to a director.  The shares vest and become  transferable as follows:  one third on July 1, 2007,  a further  one third on July 1, 2008 and the remaining one third on July 1, 2009.

            On July 25, 2006, the Company issued 5,000  restricted  shares to an employee.

            On  September  20, 2006,  the Company  issued an aggregate of 20,238 restricted  shares to six  directors.  The  shares  vest and  become transferable  in either  two or three  equal  installments,  over an approximate two or three year period.

            On  September  20, 2006,  the Company  issued an aggregate of 38,855 restricted  shares to a director and a designee of a director.  Half of the shares vested and became transferable immediately,  a further one  quarter on  September  30, 2006 and the  remaining  one quarter vested and became transferable on December 31, 2006.

            On October 24, 2006, the Company issued 672,700 restricted shares to its employees.

            On October 25, 2006, the Company issued 339,900 restricted shares to its employees.

            In October 2006,  the Company issued  215,532  restricted  shares to certain employees of the Data Networking  Division,  in exchange for options to purchase  478,960  shares that the Company had previously undertaken to grant to such  employees at an exercise price of $9.22 per share.  The exchange  was made  pursuant to an offer to exchange tendered to such employees,  such exchange being at the rate of 0.45 restricted shares for each of the shares subject to the option.  The restricted  shares vest and become  transferable as follows:  50% on
            June 3,  2007  and a  further  6.25%  at the end of each  subsequent quarter, during eight consecutive quarters beginning June 30, 2007.

            The exchange of the options rights with  restricted  shares resulted
            in  the  recognition  of  additional   compensation  cost  of  $0.65
            millions.  The  additional  compensation  cost was  measured  as the difference  between the fair market value of the  restricted  shares and the fair market value of the options rights immediately prior to the exchange.  The additional  compensation cost is being recognized as an  expense  on a  straight-line  basis  in  accordance  with the restricted shares vesting provisions.

            On December 1, 2006, the Company issued 2,822 restricted shares to a director.  The shares vest and become  transferable as follows:  one third on December  1, 2007,  a further one third on December 1, 2008 and the remaining third on December 1, 2009.

                                               ECI TELECOM LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 12 - SHAREHOLDERS' EQUITY (CONT'D)

      C.    SHARE INCENTIVE (STOCK OPTIONS AND RESTRICTED SHARES PLANS) (CONT'D)

      2.    (cont'd)
            AUTHORIZED, ISSUED AND OUTSTANDING SHARES

            Unearned  compensation on the grant of the restricted  shares in the year ended  December  31, 2006,  as measured at the  original  grant date,  totaling $ 11.6  million was  calculated  based on the market value of the  shares on the date of grants  and is being  recognized over the vesting period.

            Compensation  expenses of $ 5.4 million were  recognized in 2006 for the  restricted  shares  granted  during the year ended December 31,
            2006.

      3.    STOCK OPTIONS AND RESTRICTED  SHARES UNDER THE ECI PLANS AND THE ECI
            RESTRICTED SHARE PLAN ARE AS FOLLOWS:

                                                                                2006               2005               2004
                                                                    ----------------   ----------------   ----------------
                                                                    Number of shares   Number of shares   Number of shares
                                                                    ----------------   ----------------   ----------------
      Total number authorized at beginning of year                        32,760,700         29,760,700         29,760,700
      Increase in number authorized during the year                               --          3,000,000                 --
                                                                    ================   ================   ================
      Options unexercised and unvested restricted shares
       at beginning of year                                              (21,732,191)       (19,439,184)       (19,067,545)
      Options exercised and restricted shares vested prior
       to beginning of year                                               (5,296,665)        (3,483,565)        (2,129,800)
      Options granted during the year                                     (1,114,157)        (4,062,995)        (4,154,481)
      Options cancelled during the year                                    2,751,612            698,107          2,429,077
      Restricted shares granted during the year                           (1,574,767)          (742,776)                --
      Restricted shares forfeited during the year                             41,295              9,557                 --
                                                                    ----------------   ----------------   ----------------
      Available for future grant at end of year                            5,835,827          5,731,844          6,837,951
                                                                    ================   ================   ================
      Options exercised during the year *                                  5,963,555          1,697,867          1,353,765
                                                                    ================   ================   ================

      * Weighted average exercise price of options
        exercised during the year (in $)                                        2.12               2.53               1.83
                                                                    ================   ================   ================
      Restricted shares vested during the year                               513,984            115,233                 --
                                                                    ================   ================   ================
      Options unexercised and unvested restricted
      shares at the end of  year **                                       15,150,669         21,732,191         19,439,184
                                                                    ================   ================   ================
      ** As of December 31, 2006 - 9.6 million options
         are exercisable

      Options unexercised and unvested restricted shares
       may be vested as follows (1):
      First year or thereafter                                            11,983,992         17,176,269         16,840,697
      Second year or thereafter                                            1,994,713          2,303,899          1,328,180
      Third year or thereafter                                             1,171,964          2,252,023          1,270,307
                                                                    ----------------   ----------------   ----------------
                                                                          15,150,669         21,732,191         19,439,184
                                                                    ================   ================   ================

                                               ECI TELECOM LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 12 - SHAREHOLDERS' EQUITY (CONT'D)

      C.    SHARE INCENTIVE (STOCK OPTIONS AND RESTRICTED SHARES PLANS) (CONT'D)

      3.    STOCK OPTIONS AND RESTRICTED  SHARES UNDER THE ECI PLANS AND THE ECI
            RESTRICTED SHARE PLAN ARE AS FOLLOWS: (CONT'D)

            (1)   To be paid in NIS based on the rate of  exchange of the dollar on the date of payment as follows:

                                                                          2006               2005               2004
                                                              ----------------   ----------------   ----------------
                  Dollars per Share (*)(**)                   Number of shares   Number of shares   Number of shares
                                                              ----------------   ----------------   ----------------
                  Restricted shares                                  1,637,474            617,986                --
                  Zero                                                 438,083          2,098,362         2,518,982
                  $ 1.16 - $ 2.94                                    1,169,486          1,966,098         2,213,569
                  $ 3.01                                               975,814          3,921,429         4,673,266
                  $ 3.02 - $ 6.97                                    2,538,046          3,346,718         3,914,886
                  $ 7.03 - $ 8.61                                    1,596,953            901,574           187,574
                  $ 8.75                                             1,261,071          1,460,400                --
                  $ 8.91 - $ 9.12                                      873,251          1,761,451                --
                  $ 9.77 - $ 20.66                                     583,175            719,957           748,991
                  $ 23.66 - $ 26.04                                     25,500            175,500           176,500
                  $ 26.32                                            2,591,756          2,902,256         3,075,356
                  $ 27.17 - $ 29.19                                  1,135,510          1,231,010         1,295,610
                  $ 29.66 - $ 39.66                                    324,550            629,450           634,450
                                                              ----------------   ----------------   ----------------
                                                                    15,150,669         21,732,191        19,439,184
                                                              ================   ================   ================

            (*)   The dollars per share  exercise range figures were adjusted as a result of  distribution  of ECtel's  shares (see C1 and Note
                  A1(4)).
            (**)  As of December 31, 2006, the weighted  average  exercise price of  options  was $ 12.42 and the  weighted  average  remaining contractual life of outstanding options was 6 years.

                                               ECI TELECOM LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 12 - SHAREHOLDERS' EQUITY (CONT'D)

      C.    SHARE INCENTIVE (STOCK OPTIONS AND RESTRICTED SHARES PLANS) (CONT'D)

      4.    FAIR VALUE METHOD

            As  required by SFAS 123,  and SFAS 123R the Company has  determined
            the  weighted   average   fair  value  per  option  of   stock-based
            arrangements  grants during the years ended December 31, 2006, 2005, and  2004 to be $ 2.77,  $ 3.87 and $ 3.40,  respectively.  The fair values of stock based  compensation  awards  granted were  estimated using the "Black - Scholes"  option pricing model with the following assumptions.

                                                               Expected option       Expected           Risk free
                  Year of grant                                      term           volatility        interest rate
                  -------------                                ---------------   ---------------     ---------------
                  2006                                                3                 57%               4.80%
                  2005                                                3                 63%               3.80%
                  2004                                                5                 72%               2.00%

                                               ECI TELECOM LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 13 - BALANCES IN CURRENCIES OTHER THAN THE DOLLAR

                                                                           December 31, 2006                                                December 31, 2005
                                                     ------------------------------------------------------------    -------------------------------------------------------------
                                                                                           Pounds                                                         Pounds
                                                             NIS            Euro         Sterling          Others            NIS             Euro        Sterling           Others
                                                     -----------     -----------      -----------     -----------    -----------      -----------     -----------      -----------
                                                                                                           $ in thousands
                                                     -----------------------------------------------------------------------------------------------------------------------------
      ASSETS
      Trade receivables                                   12,041          45,754            3,585           7,180         12,240           45,907           4,031           17,325
      Other current assets                                14,437          12,968              495           4,718          1,851            7,534           3,554            7,970

      Long-term deposits and marketable
       Securities                                         12,211              --               --              --         15,479               --              --               --
      Asses held for severance benefits                   20,549              --               --              --         25,931               --              --               --
                                                     -----------     -----------      -----------     -----------    -----------      -----------     -----------      -----------
                                                          59,238          58,722            4,080          11,898         55,501           53,441           7,585           25,295
                                                     ===========     ===========      ===========     ===========    ===========      ===========     ===========      ===========
      LIABILITIES
      Trade payables                                      20,049           6,788              567           2,139         21,182            8,608             575            2,609
      Other current liabilities                           10,971           3,615            3,733           5,305         11,459            7,680           3,257            5,370
      Liabilities for employee severance
       Benefits                                           42,336             138               --             529         44,782               88              --              509
                                                     -----------     -----------      -----------     -----------    -----------      -----------     -----------      -----------
                                                          73,356          10,541            4,300           7,973         77,423           16,376           3,832            8,488
                                                     ===========     ===========      ===========     ===========    ===========      ===========     ===========      ===========

                                               ECI TELECOM LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 14 - CHARGES (ASSETS PLEDGED)

      In the fourth quarter of 2005 the Company  signed new agreements  with two banks providing  off-balance sheet credit facilities to the Company.  As a condition to these facilities by the banks, the Company  undertook:  (1) a
      "negative  pledge"  obligation  on  some  of  the  Company's  assets  (not including  cash  and cash  equivalent,  short-term  investment,  long-term deposit and marketable  securities) and (2) to maintain certain  financial ratios with regard to the tangible equity of the Company as defined in the agreements.  As of December  31, 2006 the Company was in  compliance  with these covenants.

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
                  25%.

                                               ECI TELECOM LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006
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
                                                                   -------------
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

            Pursuant to the Amendments,  capital gain tax is reduced to 25% from
            Corporate  tax rate  (except  with  respect  to  capital  gains from marketable  securities  which  continue to be taxed at the corporate tax rate  until  2010),  with  transitional  provisions  for  assets acquired prior to January 1, 2003.

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

            In addition,  Amendment  No. 147 imposing  sanctions  with regard to
            aggressive  tax  planning,   pursuant  to  guidelines  still  to  be
            published as to what constitutes aggressive tax planning.

            The  current  taxes for 2006 (other  than an  "Approved  Enterprise"
            related  income) and the  deferred tax balances at December 31, 2006 are  calculated  based on the new tax rates,  as  prescribed  in the
            Amendments.

                                               ECI TELECOM LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 15 - TAXES ON INCOME (CONT'D)

      A.    TAX PROGRAMS UNDER VARIOUS ISRAELI TAX LAWS: (CONT'D)

      3.    Tax  benefits  under  the  Law  for  the  Encouragement  of  Capital
            Investments, 1959 (the "Investments Law");

            Pursuant  to the  Investments  Law,  the  Company is entitled to tax benefits  relating  to  investments  in  "Approved  Enterprises"  in accordance with letters of approval received.

            A major part of the  production  facilities  of the  Company and its
            Israeli  subsidiaries  has been  granted the status of an  "Approved
            Enterprise" under the Investments Law.  According to the Investments
            Law,  a Company is  entitled  to an  investment  grant (up to 24% of investment cost) and also to a tax benefit, which grants the Company a reduced tax rate of 25% for a specific period (Alternative A). The
            Company's  "Approved  Enterprise" is subject to zero tax rates under the  "Alternative  Benefit  Method"  (Alternative B) and reduced tax rates  (25% -  subject  to  examination  of  the  level  of  foreign ownership),  for specified periods. All of the approved enterprises,
            which  currently   entitle  the  Company  to  benefits,   are  under
            Alternative B.

            Benefits are  attributed  to an "Approved  Enterprise"  based on the growth in turnover upon implementation of each plan.

            The  period  of  benefits  in  respect  of  most  of  the  Company's production facilities will terminate in the years 2007-2013.

            In the event of  distribution of cash dividends from income taxed at zero rate,  a reduced tax rate in respect of the amount  distributed would have to be paid.  As of December 31, 2006,  the Company has an accumulated loss and therefore it cannot  distribute a cash dividend
            - see Note 12B.  Effectively  such  dividend  distribution  would be reduced by the amount of the tax.

            In March 2005, the Knesset approved a reform of the Investments Law.
            The primary changes are as follows:

            o     Companies  that meet the criteria of the  Alternative  Path of
                  Tax benefit ("Alternative B" as described above) receive those benefits  without  prior  approval.  In addition,  there is no requirement to file reports with the Investment Center.  Audit takes place via the Income Tax  Authorities as part of the tax audits. Request for pre-ruling is possible.

            o     For any  expansion  of  investment,  a company is  required to invest within three years, additional production machinery and equipment as a certain  percentage of its existing  production machinery and equipment.

                                               ECI TELECOM LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 15 - TAXES ON INCOME (CONT'D)

      A.    TAX PROGRAMS UNDER VARIOUS ISRAELI TAX LAWS: (CONT'D)

      4.    Measurement  of results  for tax  purposes  under the Income Tax Law
            (Inflationary Adjustments), 1985.

            Under this law,  operating  results for tax purposes are measured in real terms, in accordance with the changes in the Israeli CPI, or in the  exchange  rate  of  the  dollar  -  for a  "Foreign  Investors'
            Company",  as defined by the  Investments  Law.  The Company and its subsidiaries elected to measure their operating results on the basis of the changes in the  Israeli  CPI. As a result the Company and its
            Israeli  subsidiaries  are  entitled  to deduct  from their  taxable
            income  an  "equity   preservation   deduction"   (which   partially
            compensates  for the decrease in the value of  shareholders'  equity resulting from the annual rise in the Israel CPI).

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

                                               ECI TELECOM LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 15 - TAXES ON INCOME (CONT'D)

      C.    TAXES ON INCOME FROM CONTINUING OPERATIONS

      Taxes on income included in the consolidated  statements of operations are comprised as follows:

                                                                                 Year ended December 31
                                                                     ---------------------------------------------------
                                                                               2006               2005              2004
                                                                     --------------     --------------    --------------
                                                                     $ in thousands     $ in thousands    $ in thousands
                                                                     --------------     --------------    --------------
      Current taxes relating to -
       The Company and its Israeli subsidiaries                               1,574              1,672             1,436
       Foreign subsidiaries                                                   2,711              2,626              *693
                                                                     --------------     --------------    --------------
                                                                              4,285              4,298             2,129
                                                                     --------------     --------------    --------------
      Deferred taxes relating to -
       The Company and its Israeli subsidiaries                                 400               (774)               --
       Foreign subsidiaries                                                    (761)               (70)             (205)
                                                                     --------------     --------------    --------------
                                                                               (361)              (844)             (205)
                                                                     --------------     --------------    --------------
      Taxes on income                                                         3,924              3,454             1,924
                                                                     ==============     ==============    ==============

      *     Including  tax benefits of $ 758  thousand  with respect to previous years.

      D.    INCOME FROM CONTINUING OPERATIONS BEFORE TAXES ON INCOME

                                                                                  Year ended December 31
                                                                     ---------------------------------------------------
                                                                               2006               2005              2004
                                                                     --------------     --------------    --------------
                                                                     $ in thousands     $ in thousands    $ in thousands
                                                                     --------------     --------------    --------------
      The Company and its Israeli subsidiaries                               48,495             36,600            22,677
      Foreign subsidiaries                                                  (15,160)            11,130            (3,005)
                                                                     --------------     --------------    --------------
                                                                             33,335             47,730            19,672
                                                                     ==============     ==============    ==============

                                               ECI TELECOM LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006
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

                                                                                    Year ended December 31
                                                                     ---------------------------------------------------
                                                                               2006               2005              2005
                                                                     --------------     --------------    --------------
                                                                     $ in thousands     $ in thousands    $ in thousands
                                                                     --------------     --------------    --------------
      Income from continuing operations                                      33,335             47,730            19,672

      Tax rate                                                                   31%                34%               35%
                                                                     ==============     ==============    ==============
      Statutory income tax on the above amount                               10,334             16,228             6,885

      Foreign tax rate differential                                             573                (91)               (7)

      Current income/ (losses) for which no deferred
       tax (expense) benefit has been recorded, net                          (6,281)            (8,731)           (3,851)

      Tax benefits with respect to previous years                                --               (217)             (758)

      Effect of lower tax rates arising from
       "Approved Enterprise Status"                                          (5,710)            (6,093)           (1,805)

      Increase in taxes resulting from
       permanent differences and non deductible
       expenses                                                               4,809              2,397             2,693

      Other*                                                                    199                (39)           (1,233)
                                                                     --------------     --------------    --------------
      Taxes on income                                                         3,924              3,454             1,924
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

                                               ECI TELECOM LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 15 - TAXES ON INCOME (CONT'D)

      F.    COMPONENTS OF DEFERRED INCOME TAX

      1.    As of December 31, 2006 and December 31, 2005,  deferred  income tax assets and liabilities  consists of future tax assets  (liabilities)
            attributable to the following:

                                                                                        December 31       December 31
                                                                                               2006              2005
                                                                                     --------------    --------------
                                                                                     $ in thousands    $ in thousands
                                                                                     --------------    --------------
            Deferred tax assets:
            Capital loss carryforward                                                        41,007            36,940
            Operating loss carryforward (a)                                                 162,816           150,491
            Vacation pay accruals, severance pay fund, net, and
             other accruals                                                                   9,099             7,192
            Other                                                                             9,448             8,785
                                                                                     --------------    --------------
            Gross total deferred tax assets                                                 222,370           203,408
            Valuation allowance for deferred tax assets (a)                                (203,378)         (186,527)
                                                                                     --------------    --------------
            Net deferred tax assets (a)                                                      18,992            16,881
                                                                                     --------------    --------------
            Deferred tax liabilities:
            Software development costs and other intangibles                                 (3,217)           (3,849)
            Property, plant and equipment                                                    (5,475)           (3,093)
                                                                                     --------------    --------------
            Net deferred tax liabilities                                                     (8,692)           (6,942)
                                                                                     --------------    --------------
            Deferred income taxes, net (b)                                                   10,300             9,939
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
                  Management  considers the  scheduled  reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.  Based upon the level of historical  taxable income and  projections for future taxable income over the periods in which the  deferred  tax assets are deductible,  management  believes  it is more  likely than not that the Company will realize the benefits of these deductible differences,  net  of the  existing  valuation  allowances  at
                  December  31,  2006.  The  amount  of the  deferred  tax asset considered  realizable,  however, could be reduced in the near
                  term  if  estimates  of  future   taxable  income  during  the
                  carryforward period are reduced. Based on this assessment,  as of December 31, 2006, the Company  determined  that it is more likely than not that $ 10.3  million of such net  deferred tax assets will be  realized,  therefore  resulting in a valuation allowance of $ 203.4 million.
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

                                               ECI TELECOM LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 15 - TAXES ON INCOME (CONT'D)

      F.    COMPONENTS OF DEFERRED INCOME TAX (CONT'D)

      1.    (a)   (cont'd)

                  The valuation  allowance for deferred tax assets as of January
                  1, 2006, 2005, and 2004 was $ 187 million, $ 181 million and $
                  101  million,  respectively.  The  net  change  in  the  total valuation allowance for the year ended December 31, 2006 2005, and 2004 was an increase of $ 16 million, $ 6 million and $ 80 million, respectively.

                  If changes occur in the  assumptions  underlying the Company's tax planning  strategies or in the  scheduling of the reversal of the Company's  deferred tax  liabilities  or projections of future taxable income, the valuation  allowance may need to be adjusted in the future.

                  The Company has not  recognized  a deferred  tax  liability of approximately $ 2.4 million for the undistributed  earnings of its  foreign  operations  that  arose in 2006 and prior  years because the Company currently does not expect those unremitted earnings to reverse  and become  taxable to the Company in the
                  foreseeable   future.   A  deferred  tax  liability   will  be
                  recognized  in the event  the  Company  is no  longer  able to
                  demonstrate   that   it   plans   to   permanently    reinvest
                  undistributed   earnings.   As  of  December  31,  2006,   the
                  undistributed    earnings   of   these    subsidiaries    were
                  approximately $ 25.1 million.

            (b)   Short-term deferred tax assets in the amount of $ 103 thousand
                  (2005 - $ 98 thousand) are included under other receivables.

      2.    As of December 31, 2006, the Company and its  subsidiaries  had, for
            tax   purposes,   operating   loss   carryforwards,   capital   loss
            carryforwards and general business  operating loss carryforward of $
            702.2 million, $ 164.0 million and $ 4.2 million, respectively.

            The  Company  and  its   subsidiaries  had  no  minimum  tax  credit
            carryover.  Approximately  $ 189  million  of the  U.S  federal  net operating loss carryforwards will begin to expire over the period of
            2012 through 2024. The remainder of the operating loss carryforwards have no expiration period. Substantially,  all of the capital losses have an unlimited carryforward period.

      G.    TAX ASSESSMENT

      Final tax assessments have been received by some of the Israeli  companies through the 2001 tax year.

                                               ECI TELECOM LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006
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

      A.    BALANCES DUE FROM OR TO RELATED PARTIES:

                                                   December 31       December 31
                                                          2006              2005
                                                --------------    --------------
                                                $ in thousands    $ in thousands
                                                --------------    --------------
      ASSETS:
      Trade receivables, net                             9,186            13,544
      Other receivables                                  1,767             1,025
      Long-term receivables, net                            --                88

      LIABILITIES:
      Trade payables                                     1,434             1,954
      Other payables                                       359               486

      B.    INCOME FROM, AND EXPENSES TO, RELATED PARTIES:

                                                                                      Year ended December 31
                                                                      --------------------------------------------------
                                                                                2006              2005              2004
                                                                      --------------    --------------    --------------
                                                                      $ in thousands    $ in thousands    $ in thousands
                                                                      --------------    --------------    --------------

      Sales to related parties                                                28,172            23,411            25,610
                                                                      --------------    --------------    --------------
      COSTS INCURRED FROM RELATED PARTIES INCLUDED IN:

      Cost of revenues                                                           577             1,564             3,287
                                                                      --------------    --------------    --------------
      Selling and marketing expenses                                           1,421               942             1,028
                                                                      --------------    --------------    --------------
      General and administrative expenses                                      4,099             4,031             4,791
                                                                      --------------    --------------    --------------
      Financial expenses                                                          --                92                68
                                                                      --------------    --------------    --------------
      Financial income                                                            --                65                47
                                                                      --------------    --------------    --------------
      Other expenses                                                             103                75                --
                                                                      --------------    --------------    --------------

                                               ECI TELECOM LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 17 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION

      BALANCE SHEET:

      A.    CASH AND CASH EQUIVALENTS

      Including deposits of $ 78,109 thousand at December 31, 2006 (December 31,
      2005 - $1,540 thousand).

      B.    TRADE RECEIVABLES

      Net of provision  for doubtful  accounts of $ 17,650  thousand at December
      31, 2006 (December 31, 2005 - $ 18,471 thousand).

      The activity in the  allowance  for doubtful  accounts for the years ended
      December 31, 2006, 2005 and 2004 is as follows:

                                                                        December 31        December 31       December 31
                                                                               2006               2005              2004
                                                                     --------------     --------------    --------------
                                                                     $ in thousands     $ in thousands    $ in thousands
                                                                     --------------     --------------    --------------
      Allowance for doubtful accounts at beginning of year                   19,095             25,387            29,775
      Additions charged to bad and doubtful debt expense                      2,565              3,044             3,798
      Write-down charged against the allowance                               (1,549)            (7,466)           (5,588)
      Recoveries of amounts previously charged off                           (2,461)            (1,870)           (2,598)
                                                                     --------------     --------------    --------------
      Allowance for doubtful accounts at end of year                         17,650            *19,095            25,387
                                                                     ==============     ==============    ==============

      As to factoring of certain trade receivables, see Note 17O.

      *     Includes allowance for doubtful accounts for long-term receivable in amount of $624 thousand.

                                               ECI TELECOM LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 17 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (CONT'D)

      C.    OTHER RECEIVABLES

                                                   December 31       December 31
                                                          2006              2005
                                                --------------    --------------
                                                $ in thousands    $ in thousands
                                                --------------    --------------
      Employees                                            956             1,053
      Chief Scientist                                    1,569             1,524
      Tax Authorities                                    4,686             2,482
      Deferred income tax                                  103                98
      Accrued income and interest                        5,146             3,490
      Advances to suppliers                              2,185             1,579
      Related parties                                    1,767             1,025
      Fair value of derivatives                          1,860             4,798
      Others                                             8,838             8,702
                                                --------------    --------------
                                                        27,110            24,751
                                                ==============    ==============

      D.    OTHER PAYABLES AND ACCRUED LIABILITIES

      Consist of the following:

                                                   December 31       December 31
                                                          2006              2005
                                                --------------    --------------
                                                $ in thousands    $ in thousands
                                                --------------    --------------
      Employees and social benefits                     36,345            22,529
      Chief Scientist                                    6,609             7,380
      Tax authorities                                   18,580            16,706
      Commissions payable                               14,185            15,044
      Advances from customers                           10,908            11,207
      Warranty accrual (A)                               4,322             5,435
      Accrued expenses                                  25,736            39,881
      Fair value of derivatives                          2,346             1,222
      Other payables                                     1,391             1,134
                                                --------------    --------------
                                                       120,422           120,538
                                                ==============    ==============

                                               ECI TELECOM LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 17 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (CONT'D)

      E.    OTHER PAYABLES AND ACCRUED LIABILITIES (CONT'D)

            (A)   A RECONCILIATION  OF THE BEGINNING AND ENDING WARRANTY ACCRUAL
                  BALANCES IS AS FOLLOWS:

                                                                        December 31        December 31       December 31
                                                                               2006               2005              2004
                                                                     --------------     --------------    --------------
                                                                     $ in thousands     $ in thousands    $ in thousands
                                                                     --------------     --------------    --------------
      (*)   Balance at the beginning of the year                              5,435              6,007             6,328
            Utilization of warranty accrual                                  (2,383)            (3,834)           (3,123)
            Warranty expense                                                  1,270              3,262             2,802
                                                                     --------------     --------------    --------------
            Balance at the end of the year                                    4,322              5,435             6,007
                                                                     ==============     ==============    ==============

      F.    DISCLOSURES ABOUT SEGMENTS AND RELATED INFORMATION

      1.    SEGMENT ACTIVITIES DISCLOSURE:

      Segment information is presented in accordance with SFAS 131, "DISCLOSURES
      ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION." This standard is based on a management approach, which requires segmentation based upon the
      Company's   internal   organization  and  internal  financial  reports  to
      management.  The Company's  internal  financial  reporting systems present various data for management to run the business.

      The Company's segments are as follows:

      BROADBAND ACCESS DIVISION

      The broadband access division  develops,  manufactures,  markets and sells
      innovative   access  products  that  enable   telecommunications   service
      providers  to mass  deploy  broadband  networks  and  offer a  variety  of
      advanced  services.  Its  solutions  enable   telecommunications   service
      providers  to enhance  their  existing  local loop usage  performance  and efficiency,  increase line capacity and  facilitate  advanced  services on existing  infrastructure,  and to  introduce  new copper  and fiber  based technologies  for even higher  capacity.  In addition,  its product  lines include selected narrowband access products.

      OPTICAL NETWORKS DIVISION

      The optical networks division offers two principal product lines:  optical network systems and bandwidth management solutions.

      The optical network systems provide  telecommunications  service providers with intelligent and flexible high-density, data-aware transport solutions for the metro access,  metro-core and regional networks. This product line enables end-to-end transport of voice and data from the user's premises to high-capacity optical backbones,  supports the process of streamlining the use of optical networks and allows telecommunications service providers to offer additional services with greater efficiency.

      The  bandwidth  management  solutions  consist  of  digital  cross-connect products,  which enable end-to-end bandwidth management of global data and
      voice   communications   networks.    Digital    cross-connections   allow
      telecommunications   service   providers  to  enhance  the  efficiency  of
      bandwidth  usage  across  their  transport  networks,  converting  the raw
      bandwidth    provided   by   optical    equipment   into    differentiated
      telecommunication services.

                                               ECI TELECOM LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 17 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (CONT'D)

      F.    DISCLOSURES ABOUT SEGMENTS AND RELATED INFORMATION (CONT'D)

      1.    SEGMENT ACTIVITIES DISCLOSURE: (CONT'D)

      DATA NETWORKING DIVISION

      The data networking  division  develops,  manufactures,  markets and sells high-performance edge routers that enable telecommunications  carriers and service  providers to deliver  IP-based data,  voice,  and video services.
      This   division's   technology   allows   carriers  to   transition   from
      Internet-only  service delivery models to advanced  triple-play  networks.
      Designed to meet carriers'  scalability  needs, the edge routers allow new services  and  capabilities  to be added to  carrier  networks  -  without incremental  cost - as the  subscriber  base grows.  The  division is also developing new  technologies  intended to become integral to the solutions of the  Company's  other  divisions,  as they evolve to  encompass  IP and packet capabilities. (SEE NOTE 19 AND NOTE 23)

      OTHER

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

                                                                Year ended December 31, 2006
                                    ------------------------------------------------------------------------------------
                                        Optical         Broadband               Data             Other      Consolidated
                                       Networks            Access         Networking
                                    -----------       -----------        -----------       -----------       -----------
                                    $ thousands       $ thousands        $ thousands       $ thousands       $ thousands

      Revenues                          385,682           225,081             11,140            34,439           656,342
                                    ===========       ===========        ===========       ===========       ===========
      Operating
       expenses (*)                     324,998           209,640             51,867            50,593           637,098
                                    ===========       ===========        ===========       ===========       ===========
      Operating income
       (loss)                            60,684            15,441            (40,727)          (16,154)           19,244
                                    ===========       ===========        ===========       ===========       ===========

      (*)   Includes cost of revenues,  research and development costs,  selling and  marketing  expenses,  general and  administrative  expenses and amortization of acquisition related intangible assets.

                                               ECI TELECOM LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 17 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (CONT'D)

      F.    DISCLOSURES ABOUT SEGMENTS AND RELATED INFORMATION (CONT'D)

      2.    OPERATIONAL SEGMENTS STATEMENT OPERATION DISCLOSURE: (CONT'D)

                                                                   Year ended December 31, 2005
                                    ------------------------------------------------------------------------------------
                                        Optical         Broadband              *Data             Other      Consolidated
                                       Networks            Access         Networking
                                    -----------       -----------        -----------       -----------       -----------
                                    $ thousands       $ thousands        $ thousands       $ thousands       $ thousands

      Revenues                          330,684           262,453              4,289            32,492           629,918
                                    ===========       ===========        ===========       ===========       ===========
      Operating
       expenses (**)                    290,977           237,990             23,040            43,765           595,772
      Recovery of
       doubtful debt                         --                --                 --           (10,356)          (10,356)
      Impairment of loans                    --                --                 --             3,000             3,000
      Acquired in
       process research
       and development                       --                --                890                --               890
                                    ===========       ===========        ===========       ===========       ===========
      Operating income
       (loss)                            39,707            24,463            (19,641)           (3,917)           40,612
                                    ===========       ===========        ===========       ===========       ===========

                                                                          Year ended December 31, 2004
                                                     --------------------------------------------------------------------
                                                         Optical          Broadband             Other        Consolidated
                                                        Networks             Access
                                                     -----------        -----------       -----------         -----------
                                                     $ thousands        $ thousands       $ thousands         $ thousands
                                                     -----------        -----------       -----------         -----------
      Revenues                                           254,058            212,939            29,715             496,712
                                                     ===========        ===========       ===========         ===========
      Operating expenses (**)                            250,964            188,336            40,455             479,755
      Restructuring expenses                                  --                 --             2,585               2,585
                                                     -----------        -----------       -----------         -----------
      Operating income (loss)                              3,094             24,603           (13,325)             14,372
                                                     ===========        ===========       ===========         ===========

      (*)   From the closing date (see Note 19B).
      (**)  Includes cost of revenue,  research and development  costs,  selling and  marketing  expenses,  general and  administrative  expenses and amortization of acquisition related intangible assets.

                                               ECI TELECOM LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 17 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (CONT'D)

      F.    DISCLOSURES ABOUT SEGMENTS AND RELATED INFORMATION (CONT'D)

      3.    THE FOLLOWING FINANCIAL INFORMATION  IDENTIFIES THE ASSETS ALLOCATED
            TO THE SEGMENTS:

                                                                   As of December 31, 2006
                                    ------------------------------------------------------------------------------------
                                        Optical         Broadband               Data             Other      Consolidated
                                       Networks            Access         Networking
                                    -----------       -----------        -----------       -----------       -----------
                                    $ thousands       $ thousands        $ thousands       $ thousands       $ thousands

      Assets*                           284,927            94,169             81,545           124,566           585,207
      Unallocated assets                                                                                         310,673
                                                                                                             -----------
      Total consolidated
       assets                                                                                                    895,880
                                                                                                             ===========
      Depreciation and
       amortization                      20,132             5,766              6,311             7,562            39,771
      Capital investments**              14,557             5,878              4,763            16,961            42,159

                                                                   As of December 31, 2005
                                    ------------------------------------------------------------------------------------
                                        Optical         Broadband               Data             Other      Consolidated
                                       Networks            Access         Networking
                                    -----------       -----------        -----------       -----------       -----------
                                    $ thousands       $ thousands        $ thousands       $ thousands       $ thousands

      Assets*                           207,392           112,274             79,799           128,764           528,229
      Unallocated assets                                                                                         320,506
                                                                                                             -----------
      Total consolidated
       assets                                                                                                    848,735
                                                                                                             ===========
      Depreciation and
       amortization                      18,351             6,137              3,384             8,793            36,665
      Capital investments**              20,468             5,901             73,473            12,549           112,391

      (*)   The  assets  include:   trade  receivables   (short  and  long-term)
            inventories,  property,  plant and equipment,  software  development costs, goodwill and other intangibles.
      (**)  The capital investments include investments in: property,  plant and equipment,  software development,  core technology,  goodwill, other intangibles and investee companies.

      4.    SALES TO SIGNIFICANT CUSTOMERS

      The following  table  summarizes  the  percentage of sales to  significant customers  group  (when they  exceed 10 percent of total  revenue  for the year):

                                                   Year ended December
                                 -----------------------------------------------
                                       2006               2005              2004
                                 ----------         ----------        ----------
      Customer 1                        13%                14%               13%
      Customer 2                        12%                13%               14%

                                               ECI TELECOM LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 17 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (CONT'D)

      F.    DISCLOSURES ABOUT SEGMENTS AND RELATED INFORMATION (CONT'D)

      5.    INFORMATION ON SALES BY GEOGRAPHIC DISTRIBUTION

                                                                                      Year ended December 31
                                                                      ---------------------------------------------------
                                                                                2006               2005              2004
                                                                      --------------     --------------    --------------
                                                                      $ in thousands     $ in thousands    $ in thousands
                                                                      --------------     --------------    --------------
      North America                                                           25,973             18,391            21,894
      Europe                                                                 335,343            383,751           291,460
      Asia Pacific and Australia                                             194,324            132,580            99,436
      Israel                                                                  66,592             84,149            68,742
      Others                                                                  34,110             11,047            15,180
                                                                      --------------     --------------    --------------
                                                                             656,342            629,918           496,712
                                                                      ==============     ==============    ==============

      G.    COST OF REVENUES

                                                                                      Year ended December 31
                                                                      ---------------------------------------------------
                                                                                2006               2005              2004
                                                                      --------------     --------------    --------------
                                                                      $ in thousands     $ in thousands    $ in thousands
                                                                      --------------     --------------    --------------
      Finished products consumed                                             351,492            325,317           267,981
      Other manufacturing and other service costs                             26,273             31,225            25,972
      Royalties - mainly to the government of Israel (see
       Note 11C(1))                                                           10,258             11,237             7,018
                                                                      --------------     --------------    --------------
                                                                             388,023            367,779           300,971
                                                                      ==============     ==============    ==============

      H.    RESEARCH AND DEVELOPMENT COSTS, NET

                                                                                      Year ended December 31
                                                                      ----------------------------------------------------
                                                                                2006               2005               2004
                                                                      --------------     --------------     --------------
                                                                      $ in thousands     $ in thousands     $ in thousands
                                                                      --------------     --------------     --------------
      Expenses incurred                                                      108,508             93,080             72,893
      Less - grant participations (see Note 11C)                               8,983              5,791              8,023
                                                                      --------------     --------------     --------------
                                                                              99,525             87,289             64,870
                                                                      ==============     ==============     ==============

                                               ECI TELECOM LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 17 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (CONT'D)

      I.    SELLING AND MARKETING EXPENSES

                                                                                      Year ended December 31
                                                                      ----------------------------------------------------
                                                                                2006               2005               2004
                                                                      --------------     --------------     --------------
                                                                      $ in thousands     $ in thousands     $ in thousands
                                                                      --------------     --------------     --------------
      Salaries and employee benefits                                          48,153             44,224             37,387
      Agents' commissions                                                     11,608             19,826             13,457
      Advertising and exhibitions                                              5,419              3,851              3,368
      Overseas travel                                                          6,655              5,370              5,047
      Other                                                                   25,136             22,555             19,164
                                                                      --------------     --------------     --------------
                                                                              96,971             95,826             78,423
                                                                      ==============     ==============     ==============

      J.    GENERAL AND ADMINISTRATIVE EXPENSES

                                                                                      Year ended December 31
                                                                      ----------------------------------------------------
                                                                                2006               2005               2004
                                                                      --------------     --------------     --------------
                                                                      $ in thousands     $ in thousands     $ in thousands
                                                                      --------------     --------------     --------------
      Salaries and employee benefits                                          24,678             20,469             19,225
      Rent and maintenance of premises                                         1,487              2,469              1,065
      Bad and doubtful debt expenses                                             104              1,174              1,200
      Other                                                                   21,291             17,864             14,001
                                                                      --------------     --------------     --------------
                                                                              47,560             41,976             35,491
                                                                      ==============     ==============     ==============

      K.    FINANCIAL INCOME/EXPENSES, NET

                                                                                      Year ended December 31
                                                                      ----------------------------------------------------
                                                                                2006               2005               2004
                                                                      --------------     --------------     --------------
                                                                      $ in thousands     $ in thousands     $ in thousands
                                                                      --------------     --------------     --------------
      Financial expenses:
      Interest on loans from banks                                                11                149              1,518
      Bank charges                                                             1,719                922              2,117
      Loss from marketable securities                                            274              1,648                 --
      Exchange rate differences and other                                      1,087              2,585              2,927
                                                                      --------------     --------------     --------------
                                                                               3,091              5,304              6,562
                                                                      ==============     ==============     ==============
      Financial income:
      Interest mainly on bank deposits and receivables                         4,967              4,126              3,038
      Gain from marketable securities                                             --                 --              1,482
      Interest from marketable securities                                      6,228              5,215              1,877
      Exchange rate differences and other                                      1,672              1,164              2,772
                                                                      --------------     --------------     --------------
                                                                              12,867             10,505              9,169
                                                                      ==============     ==============     ==============

                                               ECI TELECOM LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 17 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (CONT'D)

      L.    OTHER INCOME (EXPENSES), NET

                                                                                      Year ended December 31
                                                                      ----------------------------------------------------
                                                                                2006               2005               2004
                                                                      --------------     --------------     --------------
                                                                      $ in thousands     $ in thousands     $ in thousands
                                                                      --------------     --------------     --------------
      Gain (loss) from sale of property and equipment, net (1)                   447              2,398                735
      Gain (loss) from realization of investments and
       allowance for impairment of investments, net(2)                           643              2,350             (2,469)
      Realization of gain on available for sales
       securities (see Note 22)                                                4,075                 --              1,487
      Provision for the payment of indirect duty                                  --               (882)            (1,600)
      Additional costs associated with sales
       of former operations                                                       --             (1,513)                --
      Gain from cancellation of a provision to the Israeli
       Comptroller of Restrictive Trade Practices
       (see Note 11A(5))                                                          --                 --              6,000
      Loss from impairment of amounts funded for
       severance pay                                                              --                 --             (1,000)
      Other                                                                     (850)              (436)              (460)
                                                                      --------------     --------------     --------------
      Total other income, net                                                  4,315              1,917              2,693
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

      M.    SUPPLEMENTARY STATEMENT OF OPERATIONS INFORMATION

                                                                                      Year ended December 31
                                                                      ----------------------------------------------------
                                                                                2006               2005               2004
                                                                      --------------     --------------     --------------
                                                                      $ in thousands     $ in thousands     $ in thousands
                                                                      --------------     --------------     --------------
      EXPENSES:
      Maintenance and repairs                                                  4,245              6,445              6,034
      Depreciation of property, plant and equipment                           26,133             23,313             22,351
      Taxes (other than income taxes)                                          3,408              3,209              1,521
      Rent                                                                     7,486              5,637              4,801
      Advertising costs                                                        5,419              3,851              3,368
      Amortization of capitalized software                                     8,619             10,450             13,005

                                               ECI TELECOM LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 17 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (CONT'D)

      N.    EARNINGS (LOSS) PER ORDINARY SHARE ("EPS")

      Following are the details of the calculation of basic EPS:

                                                                    2006                                                    2005                                                  2004
                                              ----------------------------------------------------   ----------------------------------------------------   ----------------------------------------------------
                                                  Net income          Number of       Earnings per       Net income          Number of       Earnings per       Net income          Number of       Earnings per
                                                                       Ordinary           Ordinary                            Ordinary           Ordinary                            Ordinary           Ordinary
                                                                         shares              share                              shares            share t                              shares              share
                                              --------------       ------------       ------------   --------------       ------------       ------------   --------------       ------------       ------------
                                              $ in thousands       in thousands                  $   $ in thousands       in thousands                  $   $ in thousands       in thousands                  $
                                              --------------       ------------       ------------   --------------       ------------       ------------   --------------       ------------       ------------

      Income from continuing operations               22,095            115,803               0.19           39,864            110,322               0.36           14,056            108,575               0.13
                                              ==============       ============       ============   ==============       ============       ============   ==============       ============       ============
      Discontinued operations                             --                 --                 --               --                 --                 --           (3,903)           108,575              (0.04)
                                              ==============       ============       ============   ==============       ============       ============   ==============       ============       ============
      Net income                                      22,095            115,803               0.19           39,864            110,322               0.36           10,153            108,575               0.09
                                              ==============       ============       ============   ==============       ============       ============   ==============       ============       ============

                                               ECI TELECOM LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 17 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (CONT'D)

      N.    EARNINGS (LOSS) PER ORDINARY SHARE ("EPS") (CONT'D)

      Following are the details of the calculation of diluted EPS:

                                                                            2006                                                    2005                                                  2004
                                                      ----------------------------------------------------   ----------------------------------------------------   ----------------------------------------------------
                                                          Net income          Number of       Earnings per       Net income          Number of     Earning (loss)       Net income          Number of    Earnings (loss)
                                                                               Ordinary           Ordinary         Ordinary           Ordinary       per Ordinary   (loss)Ordinary           Ordinary       per Ordinary
                                                                                 shares              share                              shares              share                              shares              share
                                                      $ in thousands       in thousands                  $   $ in thousands       in thousands                  $   $ in thousands       in thousands                  $
                                                      --------------       ------------       ------------   --------------       ------------       ------------   --------------       ------------       ------------
      Income from continuing operations                       22,095            115,803               0.19           39,864            110,322               0.36           14,056            108,575               0.13

      The effect of dilutive stock option plans:
      Share incentive (stock options and
       restricted shares)                                         --              4,653              (0.01)              --              7,736              (0.02)              --              8,558              (0.01)
                                                      --------------       ------------       ------------   --------------       ------------       ------------   --------------       ------------       ------------
      Income from continuing operations                       22,095            120,456               0.18           39,864            118,058               0.34           14,056            117,133               0.12
                                                      --------------       ------------       ------------   --------------       ------------       ------------   --------------       ------------       ------------

      Loss from discontinued operations                           --                 --                 --               --                 --                 --           (3,903)           108,575              (0.04)
      The effect of dilutive stock option plans:
      Share incentive (stock options and
       restricted shares)                                         --                 --                 --               --                 --                 --               --              8,558               0.01
                                                      --------------       ------------       ------------   --------------       ------------       ------------   --------------       ------------       ------------
                                                                  --                 --                 --               --                 --                 --           (3,903)           117,133              (0.03)
                                                      --------------       ------------       ------------   --------------       ------------       ------------   --------------       ------------       ------------

      Net income                                              22,095            120,456               0.18           39,864            118,058               0.34           10,153            117,133               0.09
                                                      ==============       ============       ============   ==============       ============       ============   ==============       ============       ============

      Number of options which were not considered in diluted  earnings per share because their impact is anti dilutive  amount to 7,279,442,  8,892,823 and
      6,115,907 in 2006, 2005 and 2004 respectively.

                                               ECI Telecom Ltd. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 17 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (CONT'D)

      O.    FACTORING OF FINANCIAL ASSETS

            The Company entered into accounts  receivable  factoring  agreements with a number of financial  institutions  (the  "banks").  Under the terms of the  agreements,  the  Company  has the  option  to  factor receivables,  with the banks on a non-recourse basis,  provided that the banks approve the  receivables  in advance.  In some cases,  the
            Company  continues  to be  obligated  in  the  event  of  commercial disputes,  (such as product defects) which are not covered under the credit insurance  policy,  unrelated to the credit worthiness of the customer.  The Company  accounts for the  factoring of its financial assets in accordance  with the  provisions of SFAS 140. In the past, there were no cases in which the Company had to reimburse  the banks for accounts  receivables  following business disputes.  The Company does not expect any  reimbursements to take place in the foreseeable future.

            The  agreements  call for  factoring  fees on invoices or promissory notes factored with the banks, as follows:  USD and EUR transactions
            - in most cases,  LIBOR for the relevant  period on the basis of the semi-annual  discount  to yield  plus a margin of 0.90% per annum on average.

            As of December 31,  2006,  trade  receivables  amounting to $ 20,122 thousand (December 31, 2005 - $ 9,480 thousand) were factored.

      P.    RECOVERY OF DOUBTFUL DEBT

            In 2000, the Company and a subsidiary  entered into an agreement for the sale to Global Village Telecom ("GVT"), a Brazilian company,  of wireless local loop systems and services. Pursuant to the agreement, the  Company  agreed  to  grant  GVT  long-term  financing  for  the purchase,  comprising a line of credit of up to $ 168  million.  The credit  was to be repaid  during  the years 2004  through  2007.  In addition to the long-term  financing  mentioned  above,  the Company made a loan of $ 27  million to GVT's  parent  company in return for interest bearing  convertible  subordinated notes. The maturity date of the notes was November 2003.

            Due to business difficulties as well as a significant devaluation of the Brazilian currency relative to the dollar,  commencing  December
            2002, GVT defaulted on its payments to the Company.

            Following  extensive  negotiations,  agreements to reschedule  GVT's debt  repayments  were  signed  in  December  2004  among  GVT,  its shareholders  and its  principal  creditors,  including the Company.
            According to the  agreements,  all the existing  debts were canceled and in  place  thereof  GVT  issued  to  the  Company  notes  in the aggregate  sum of  approximately  $ 163 million to be paid from 2005 through 2013.  According to SFAS NO. 114,  "ACCOUNTING  BY CREDITORS
            FOR  IMPAIRMENT OF A LOAN" the carrying  amount of the  restructured debt was  recognized  based  on the  present  value of the  expected future  cash flows  discounted  at the debt's  original  contractual interest rate.

            In April 2005,  the Company sold the notes from GVT to ABN Amro Bank for the sum of approximately $ 96 million in cash, plus a contingent amount of approximately $ 3.3 million,  resulting in the recognition of a net gain  from  recovery  of  doubtful  debt of $ 10.4  million
            (excluding the contingent amount),  which was recognized in the year ended  December 31, 2005 under the income from  recovery of doubtful debt.

                                               ECI Telecom Ltd. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 18 - RECENTLY ENACTED ACCOUNTING STANDARDS

      A.    In June 2006, the FASB issued Interpretation No. 48, "ACCOUNTING FOR
            UNCERTAINTY  IN INCOME TAXES - AN  INTERPRETATION  OF FASB STATEMENT
            NO. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes  recognized in a company's  financial  statements in accordance  with SFAS NO. 109,  "ACCOUNTING FOR INCOME TAXES" FIN 48 prescribes a recognition threshold and measurement attribute for the financial  statements  recognition and measurement of a tax position taken or expected to be taken in a tax return.  FIN 48 is  effective for fiscal years  beginning  after December 15, 2006. The Company is currently  evaluating  this new  standard  to  determine  its future effects,  if  any,  on  its  results  of  operations  and  financial position.

      B.    In  September  2006,  the FASB  issued  SFAS  NO.  157,  FAIR  VALUE
            MEASUREMENTS  ("SFAS  157").  SFAS 157  establishes  a framework for measuring  fair  value and  expands  disclosures  about  fair  value measurements.  The changes to current  practice  resulting  from the application of SFAS 157 relate to the definition of fair value,  the methods  used to measure fair value,  and the  expanded  disclosures about  fair value  measurements.  SFAS 157 is  effective  for fiscal years  beginning  after November 15, 2007 and interim periods within those fiscal  years.  The Company does not believe that the adoption of the provisions of SFAS 157 will  materially  impact its financial position and results of operations.

      C.    In February  2007,  the FASB  issued  SFAS NO.  159,  THE FAIR VALUE
            OPTION FOR FINANCIAL ASSETS AND FINANCIAL LIABILITIES - INCLUDING AN
            AMENDMENT OF FASB  STATEMENT  NO. 115 ("SFAS  159"),  which  permits entities to choose to measure  many  financial  instruments  at fair value. The statement allows entities to achieve an offset accounting effect for certain  changes in fair value of certain  related assets and  liabilities  without  having to apply complex hedge  accounting provisions,  and  is  expected  to  expand  the  use of  fair  value measurement  consistent  with the Board's  long-term  objectives for financial  instruments.  This  Statement  is  effective  as  of  the beginning  of an  entity's  first  fiscal  year  that  begins  after
            November 15, 2007.

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
            In September  2006, the Company entered into an agreement to acquire all of the minority shares in HETC in consideration of approximately
            $ 4 million.  Closing of this  transaction  occurred during February
            2007.

                                               ECI Telecom Ltd. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 19 - ACQUISITIONS (CONT'D)

      B.    On June 3, 2005, the Company acquired 100% of the outstanding common shares of Laurel Networks Inc. The results of Laurel Networks Inc.'s
            operations  have  been  included  in  the   consolidated   financial
            statements  since that date.  Laurel Networks Inc. was a provider of
            Next-Generation  IP/MPLS Multi  Service Edge Routers.  The aggregate purchase  price was $ 88  million  paid in cash.  The  Company  also incurred  transaction  costs,  consisting  primarily of professional fees amounting to  approximately  $ 1.75 million in connection  with this acquisition. After the transaction,  Laurel Networks became the
            "Data Networking" division of ECI.

            The  acquisition  is  accounted  for  under the  purchase  method of accounting. The purchase price of Laurel Networks has been allocated based  on  independent  appraisals  and  management  estimates.  The allocation of the acquisition cost is as follows.

                                                                     Fair value
                                                                 $ in thousands
                                                                 --------------

            TANGIBLE ASSETS:
              Net current assets                                         14,881
              Property, plant and equipment                               3,156
              Long-term liabilities                                        (157)
                                                                 --------------
            NET TANGIBLE ASSETS                                          17,880
                                                                 --------------
            INTANGIBLE ASSETS:
              Core technology products                                   33,820
              In-process research and development                           890
              Backlog                                                       100
              Goodwill                                                   37,060
                                                                 --------------
                                                                         71,870
                                                                 --------------
            NET ASSETS ACQUIRED                                          89,750
                                                                 ==============

            Of the $ 34.8 million identifiable intangible assets, $ 33.8 million
            was   allocated   to   Core   Technology   products   that   have  a
            weighted-average  useful  life of  approximately  ten  years,  $ 100 thousand  was  allocated  to backlog  that have a  weighted  average useful life of less than one year and $ 890 thousand  was  allocated
            to  in-process   research  and  development   assets.   Such  amount
            represents the value attributed to research and development projects of the acquired company that were commenced but not completed at the date of  acquisition,  for which  technological  feasibility has not been  established  and  which  have  no  alternative  future  use in research and development activities or otherwise. In accordance with
            FASB INTERPRETATION NO. 4, "APPLICABILITY OF FASB STATEMENT NO. 2 TO
            BUSINESS  COMBINATIONS  ACCOUNTED FOR BY THE PURCHASE  METHOD".  The
            amount allocated to in-process  research and development was written off at the date of  acquisition.  This  write-off is included in the statements of operations  in a separate  line  "Acquired  in-process research and development".

            The $ 37.1 million  goodwill  was derived by applying the  "Residual
            Approach".   Under  this  approach,  the  total  Purchase  Price  is
            allocated  to  tangible  assets  and  to  specifically  identifiable intangible  assets,  with any remainder  allocated to goodwill.  The goodwill was assigned to the "Data Networking" segment.

                                               ECI Telecom Ltd. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 19 - ACQUISITIONS (CONT'D)

      B.    (cont'd)

            The Company  believed  that the Laurel  acquisition  resulted in the recognition  of goodwill  primarily  because  Laurel's  products and technology  would add edge  routing and IP service  capabilities  to
            ECI's overall portfolio of IP solutions,  and would strengthen ECI's position  as  a  supplier  of  next-generation  IP  solutions.  This acquisition  enhances  ECI's ability to meet  customers'  needs with innovative solutions as their next-generation multi-service networks evolve toward a single converged IP network.

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

                                                     Year ended December 31
                                                -------------------------------
                                                2005             2004
                                                --------------   --------------
                                                         $ in thousands
                                                    except earnings per share
                                                -------------------------------
                                                           (Unaudited)
                                                -------------------------------

            Revenues                                   634,695          513,353
                                                ==============   ==============
            Net income (loss)                           27,693          (12,702)
                                                ==============   ==============
            Earnings per share:

            Basic                                         0.25            (0.12)
                                                ==============   ==============
            Diluted                                       0.23            (0.12)
                                                ==============   ==============

      C.    In  September  2005,  the  Company  acquired  the sales and  support activities  of MMG Ltd.,  including  the rights that the Company had previously  granted to MMG to  distribute  and install the Company's products in Russia (the  "Rights"),  for the sum of  approximately $
            5.3 million.  Of the $ 5.3 million purchase price, $ 1.6 million was assigned to net tangible  assets,  $ 1.8 million was assigned to the
            Rights, $ 0.7 million was assigned to Customer  Relationships  and $
            1.2 million was assigned to goodwill, which was allocated to Optical
            Network Division.

                                               ECI Telecom Ltd. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006
--------------------------------------------------------------------------------

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

      B.    A RECONCILIATION OF THE BEGINNING AND ENDING RESTRUCTURING LIABILITY
            BALANCES IS AS FOLLOWS:

                                                                      Year ended
                                                                    December 31,
                                                                            2006
                                                                   -------------
                                                                   Rent contract
                                                                   -------------
                                                                     $ thousands
                                                                   -------------
      Balance at the beginning of the year                                 3,179
      Paid during the year                                                   456
                                                                   -------------
      Balance at the end of the year (*)                                   2,723
                                                                   =============

                                                                      Year ended
                                                                    December 31,
                                                                            2005
                                                                   -------------
                                                                   Rent contract
                                                                   -------------
                                                                     $ thousands
                                                                   -------------
      Balance at the beginning of the year                                 4,574
      Paid during the year                                                 1,395
                                                                   -------------
      Balance at the end of the year                                       3,179
                                                                   =============

      *     The restructuring  liability is included under other payables and is expected to be paid through 2011.

NOTE 21 - IMPAIRMENT OF LOANS

      FOR THE YEAR ENDED DECEMBER 31, 2005

      During  2005,  the  Company  recorded  $ 3.0  million  impairment  charges associated with loans in the aggregate amount of $ 6.0 million provided to
      Chiaro, (see Note 5B).

                                               ECI Telecom Ltd. and Subsidiaries

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 22 - DISCONTINUANCE OF OPERATIONS

      A.    On May 10, 2004, the Company distributed 7.6 million shares of ECtel to the Company's  shareholders of record on May 5, 2004. Before this distribution,  the Company held approximately 10.5 million,  or 58%, of  ECtel's  shares.  After  this  distribution,  the  Company  held approximately  2.9  million  shares  or 16% of  ECtel's  outstanding shares that were presented in the  consolidated  balance sheet as an available for sale securities, (see Note 1D).

            Accordingly,  the results of ECtel for the year ended  December  31,
            2004 were reclassified as discontinued operations and presented as a single-line  item,  net of income tax in the statement of operations following the results from continuing operations.

            On July 11, 2006 the Company  distributed  the remaining 2.9 million shares of ECtel to the Company's  shareholders  of record as of June
            29, 2006,  resulting in  realization of a gain on available for sale securities of $4.1 million,  which was  recognized in the year ended
            December  31,  2006,  under other  income.  (see Note 1A(4) and Note
            17L).

      B.    RESULTS OF OPERATIONS OF THE DISCONTINUED SEGMENTS

                                                                              Year ended December 31
                                                                 --------------------------------------------------
                                                                           2006              2005              2004
                                                                 --------------    --------------    --------------
                                                                 $ in thousands    $ in thousands    $ in thousands
                                                                 --------------    --------------    --------------

      Revenues                                                               --                --             3,948
      Expenses, including income taxes (1)                                   --                --            (7,851)
                                                                 --------------    --------------    --------------
      Net results                                                            --                --            (3,903)
                                                                 ==============    ==============    ==============

      (1)   Including, loss from disposition in the amount of $ 3,681 thousand.

NOTE 23 - SUBSEQUENT EVENT

      In January 2007 the company  merged the Data  Networking  Division and the
      Optical Networks Division into a new Transport  Networking  Division.  The focus of this new division  will be to deliver next  generation  transport
      products  that  enable   migration   from  voice   oriented   technologies
      (SDH/SONET) to IP and data  technologies,  addressing  carriers'  needs to evolve their networks to a single converged IP network.

                                                         Telrad Networks Limited

FINANCIAL STATEMENTS AS AT DECEMBER 31, 2006
--------------------------------------------------------------------------------

CONTENTS                                                                    PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM....................F-347

FINANCIAL STATEMENTS -

       [Letterhead of Somekh Chaikin, a Member Firm of KPMG International]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE SHAREHOLDERS OF
TELRAD NETWORKS LIMITED

We have audited the accompanying  balance sheets of Telrad Networks Limited (the
Company) as at December 31, 2006 and 2005 and the consolidated balance sheets of the Company and its subsidiaries as at such dates, and the related statements of profit and loss, shareholders' equity (deficiency),  and cash flows, for each of the years in the  three-year  period ended  December 31, 2006.  These  financial statements are the responsibility of the Company's Board of Directors and of its
Management.  Our  responsibility  is to express  an  opinion on these  financial statements  based on our audits.  We did not audit the  financial  statements of certain  subsidiaries  the  revenues  of  which  included  in the  consolidation constitute  20% of the total  consolidated  revenues for the year ended December
31, 2004.  Those statements were audited by other auditors whose report has been furnished  to us and our opinion  insofar as it relates to the amounts  included for such subsidiaries is based solely on the report of the other auditors.

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
significant estimates made by the Board of Directors and by Management,  as well as evaluating the overall financial statement presentation.  We believe that our audits and the report of the other auditors  provide a reasonable  basis for our opinion.

In our opinion, based on our audits and on the report of the other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of the Company and the consolidated financial position of the  Company  and its  subsidiaries  as at  December  31,  2006 and 2005 and the
results  of  their  operations,   the  changes  in  the   shareholders'   equity
(deficiency) and their cash flows for each of the years in the three-year period ended  December 31, 2006,  in  conformity  with  generally  accepted  accounting principles  in Israel.  Furthermore,  these  financial  statements  have, in our opinion,  been prepared in accordance  with the Israeli  Securities  Regulations
(Preparation of Annual Financial Statements) - 1993.

Accounting  principles  generally accepted in Israel vary in certain significant respects from U.S. generally accepted accounting principles. Information related to the nature  and effect of such  differences  is  presented  in Note 32 of the consolidated financial statements.

As explained in Note 2B, the abovementioned statements are presented in reported amounts,  in accordance with the accounting  standards of the Israeli Accounting
Standards Board.

/s/ Somekh Chaikin

Somekh Chaikin
Certified Public Accountants (Isr.)

June 5, 2007

BALANCE SHEETS AS AT DECEMBER 31
--------------------------------------------------------------------------------

REPORTED AMOUNTS*

                                                                                                                       Convenience
                                                                                                                       translation
                                                                                                                         (Note 2E)
                                                                                                                     -------------
                                                        Consolidated                          Company                 Consolidated
                                              -------------------------------     ------------------------------     -------------
                                                       2006              2005              2006             2005              2006
                                              -------------     -------------     -------------    -------------     -------------
                                     Note     NIS thousands     NIS thousands     NIS thousands    NIS thousands       $ thousands
                               ----------     -------------     -------------     -------------    -------------     -------------
CURRENT ASSETS
Cash and cash equivalents               3            23,260            34,603            22,374           31,472             5,505
Trade receivables                       4            68,179            82,853            68,026           77,709            16,137
Other receivables and
 debit balances                         5            25,279            36,201            25,254           35,601             5,983
Inventory                               6            60,878           103,611            60,878          103,055            14,409
Marketable securities                   7            29,091            59,543            29,091           59,543             6,886
                                              -------------     -------------     -------------    -------------     -------------
Total current assets                                206,687           316,811           205,623          307,380            48,920
                                              -------------     -------------     -------------    -------------     -------------
INVESTMENTS AND
 LONG-TERM RECEIVABLES
Investments in investee
 companies                              8                --                --             1,025            7,219                --
Investment in marketable
 securities                             9               655             1,334                --               --               155
Non-current trade
 receivables                           10                --               275                --              275                --
                                              -------------     -------------     -------------    -------------     -------------
Total investments and
 long-term receivables                                  655             1,609             1,025            7,494               155
                                              -------------     -------------     -------------    -------------     -------------
FIXED ASSETS                           11           112,140           147,813           112,072          146,714            26,542
                                              -------------     -------------     -------------    -------------     -------------
ASSETS ATTRIBUTED TO
 DISCONTINUED OPERATION                30             1,277             7,748             1,277            7,748               302
                                              -------------     -------------     -------------    -------------     -------------

                                              -------------     -------------     -------------    -------------     -------------
                                                    320,759           473,981           319,997          469,336            75,919
                                              =============     =============     =============    =============     =============

/s/ Y. Cohen                                /s/ Y. Ben Harosh                            /s/ R. Laor
------------------------------------------  -------------------------------------------  -------------------------------------------
                Y. Cohen                                  Y. Ben Harosh                                   R. Laor
         Chairman of the Board                                 CEO                                          CFO

June 5, 2007

*     With  respect  to the  discontinuance  of  adjustment  for the  effect  of inflation as per the CPI of December 2003 - see Note 2B.

The accompanying notes are an integral part of these financial statements.

                                                         Telrad Networks Limited

--------------------------------------------------------------------------------

                                                                                                                       Convenience
                                                                                                                       translation
                                                                                                                         (Note 2E)
                                                                                                                     -------------
                                                        Consolidated                          Company                 Consolidated
                                              -------------------------------     ------------------------------     -------------
                                                       2006              2005              2006             2005              2006
                                              -------------     -------------     -------------    -------------     -------------
                                     Note     NIS thousands     NIS thousands     NIS thousands    NIS thousands       $ thousands
                               ----------     -------------     -------------     -------------    -------------     -------------
CURRENT LIABILITIES
Credit from banks and others           12             3,291             2,762             3,291            2,762               779
Trade payables                         13            81,461           118,119            81,790          117,769            19,281
Other payables and
 credit balances                       14           102,340            86,957           102,198           84,537            24,222
Advances from customers                               1,610            32,715             1,610           32,715               381
                                              -------------     -------------     -------------    -------------     -------------
Total current liabilities                           188,702           240,553           188,889          237,783            44,663
                                              -------------     -------------     -------------    -------------     -------------
LONG-TERM LIABILITIES
Liabilities to financial
 institutions                          15            50,700                --            50,700               --            12,000
Other long-term liabilities            15             1,984             4,029             1,984            4,029               470
Liabilities to interested
 party                                 16            52,711            57,053            52,711           57,053            12,476
Liability for employee
 severance benefits, net               18            67,846            75,242            67,846           75,049            16,058
                                              -------------     -------------     -------------    -------------     -------------
Total long-term liabilities                         173,241           136,324           173,241          136,131            41,004
                                              -------------     -------------     -------------    -------------     -------------
LIABILITIES ATTRIBUTED TO
 DISCONTINUED OPERATION                30             1,056             2,594             1,056            2,594               250
                                              -------------     -------------     -------------    -------------     -------------
CONTINGENT LIABILITIES,
 GUARANTEES AND
 COMMITMENTS                           19

MINORITY INTEREST                                       949             1,682                --               --               224
                                              -------------     -------------     -------------    -------------     -------------
SHAREHOLDERS' EQUITY
 (DEFICIENCY)                          20           (43,189)           92,828           (43,189)          92,828           (10,222)
                                              -------------     -------------     -------------    -------------     -------------
                                                    320,759           473,981           319,997          469,336            75,919
                                              =============     =============     =============    =============     =============

The accompanying notes are an integral part of these financial statements.

                                                         Telrad Networks Limited

STATEMENTS OF PROFIT AND LOSS FOR THE YEAR ENDED DECEMBER 31
--------------------------------------------------------------------------------

REPORTED AMOUNTS*

                                                                                                                                                             Convenience
                                                                                                                                                             translation
                                                                                                                                                               (Note 2E)
                                                                                                                                                           -------------
                                                                 Consolidated                                            Company                            Consolidated
                                              -------------------------------------------------       ------------------------------------------------     -------------
                                                       2006              2005              2004                2006             2005              2004              2006
                                              -------------     -------------     -------------       -------------    -------------     -------------     -------------
                                     Note     NIS thousands     NIS thousands     NIS thousands       NIS thousands    NIS thousands     NIS thousands       $ thousands
                               ----------     -------------     -------------     -------------       -------------    -------------     -------------     -------------
Revenues from sales                    23           319,622           385,479           394,757
Cost of sales                          24           271,792           299,275           341,856            319,591          368,250           381,478            75,650
                                              -------------     -------------     -------------            271,804          297,473           341,623            64,329
GROSS PROFIT                                         47,830            86,204            52,901
Research and                                                                                                47,787           70,777            39,855            11,321
 development expenses,
 net                                   25            41,950            54,417            33,816
Selling and                                                                                                 43,109           46,610            26,856             9,929
 marketing expenses                    26            32,408            33,241            32,273
General and                                                                                                 32,408           30,744            28,813             7,671
 administrative
 expenses                              27            37,294            28,513            39,401
                                              -------------     -------------     -------------             36,980           27,135            38,181             8,827
OPERATING LOSS                                      (63,822)          (29,967)          (52,589)     -------------    -------------     -------------     -------------
Financing  (expenses)                                                                                      (64,710)         (33,712)          (53,995)          (15,106)
 income, net                           28              (905)            6,286             1,670
                                                                                                              (195)          11,032             2,906              (214)
Other expenses, net                    29           (72,673)          (51,469)          (30,975)
                                              -------------     -------------     -------------            (72,623)         (46,720)          (37,169)          (17,201)
LOSS BEFORE TAXES                                                                                    -------------    -------------     -------------     -------------
 ON INCOME                                         (137,400)          (75,150)          (81,894)
Taxes on income                        17              (688)            8,019           (57,564)          (137,528)         (69,400)          (88,258)          (32,521)
                                              -------------     -------------     -------------               (668)           8,380           (57,548)             (163)
LOSS AFTER TAXES                                                                                     -------------    -------------     -------------     -------------
 ON INCOME                                         (138,088)          (67,131)         (139,458)
Equity in earnings                                                                                        (138,196)         (61,020)         (145,806)          (32,684)
(losses)
 of investee companies, net                              --                --                --
                                                                                                               841           (1,814)            1,797                --

Minority interest in
losses
 (earnings) of subsidiaries                             733             4,297            (4,551)                --               --                --               174
                                              -------------     -------------     -------------      -------------    -------------     -------------     -------------
LOSS FROM CONTINUING
 OPERATIONS                                        (137,355)          (62,834)         (144,009)          (137,355)         (62,834)         (144,009)          (32,510)

EARNINGS (LOSS)
 FROM DISCONTINUED
 OPERATION, NET                        30             1,338           (57,812)          (12,530)             1,338          (57,812)          (12,530)              317
                                              -------------     -------------     -------------      -------------    -------------     -------------     -------------
LOSS FOR THE YEAR                                  (136,017)         (120,646)         (156,539)          (136,017)        (120,646)         (156,539)          (32,193)
                                              =============     =============     =============      =============    =============     =============     =============

*     With  respect  to the  discontinuance  of  adjustment  for the  effect  of inflation as per the CPI of December 2003 - see Note 2B.

The accompanying notes are an integral part of these financial statements.

                                                         Telrad Networks Limited

STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIENCY)
--------------------------------------------------------------------------------

REPORTED AMOUNTS*

                                                                                    Adjustments
                                                                                           from
                                                                                    translation
                                                                                             of
                                                                                      financial
                                                                                  statements of
                                     Share           Premium        Perpetual        autonomous       Accumulated
                                   capital         on shares     capital note          investee              loss             Total
                             -------------     -------------    -------------     -------------     -------------     -------------
                             NIS thousands     NIS thousands    NIS thousands     NIS thousands     NIS thousands     NIS thousands
                             -------------     -------------    -------------     -------------     -------------     -------------
BALANCE AS AT
 JANUARY 1, 2004                   494,824           122,982               --               223          (293,912)          324,117

CHANGES IN 2004:
Adjustments from
 translation of financial
 statements of
 autonomous investee                    --                --               --               704                --               704
Issuance of perpetual
 capital note                           --                --           26,021                --                --            26,021
Loss for the year                       --                --               --                --          (156,539)         (156,539)
                             -------------     -------------    -------------     -------------     -------------     -------------
BALANCE AS AT
 DECEMBER 31, 2004                 494,824           122,982           26,021               927          (450,451)          194,303

CHANGES IN 2005:
Adjustments from
 translation of financial
 statements of
 autonomous investee                    --                --               --            (2,132)               --            (2,132)
Realization of
 adjustments from
 translation due to
 discontinued
 operation                              --                --               --             1,205                --             1,205
Issuance of perpetual
 capital note                           --                --           20,098                --                --            20,098
Loss for the year                       --                --               --                --          (120,646)         (120,646)
                             -------------     -------------    -------------     -------------     -------------     -------------
BALANCE AS AT
 DECEMBER 31, 2005                 494,824           122,982           46,119                --          (571,097)           92,828

CHANGES IN 2006:
Loss for the year                       --                --               --                --          (136,017)         (136,017)
                             -------------     -------------    -------------     -------------     -------------     -------------
BALANCE AS AT
 DECEMBER 31, 2006                 494,824           122,982           46,119                --          (707,114)          (43,189)
                             =============     =============    =============     =============     =============     =============

*     With  respect  to the  discontinuance  of  adjustment  for the  effect  of inflation as per the CPI of December 2003 - see Note 2B.

The accompanying notes are an integral part of these financial statements.

                                                         Telrad Networks Limited

STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIENCY) (CONT'D)
--------------------------------------------------------------------------------

CONVENIENCE TRANSLATION (NOTE 2E)

                                              Share           Premium          Perpetual       Accumulated
                                            capital         on shares       capital note              loss             Total
                                      -------------     -------------      -------------     -------------     -------------
                                        $ thousands       $ thousands        $ thousands       $ thousands       $ thousands
                                      -------------     -------------      -------------     -------------     -------------

BALANCE AS AT
 JANUARY 1, 2006                            117,118            29,108             10,916          (135,171)           21,971

CHANGES IN 2006:
Loss for the year                                --                --                 --           (32,193)          (32,193)
                                      -------------     -------------      -------------     -------------     -------------
BALANCE AS AT
 DECEMBER 31, 2006                          117,118            29,108             10,916          (167,364)          (10,222)
                                      =============     =============      =============     =============     =============

The accompanying notes are an integral part of these financial statements.

                                                         Telrad Networks Limited

STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31
--------------------------------------------------------------------------------

REPORTED AMOUNTS*

                                                                                                                                                            Convenience
                                                                                                                                                            translation
                                                                                                                                                              (Note 2E)
                                                                                                                                                           ------------
                                                               Consolidated                                             Company                            Consolidated
                                             ------------------------------------------------    --------------------------------------------------        ------------
                                                      2006             2005              2004             2006               2005              2004                2006
                                             -------------    -------------     -------------    -------------      -------------     -------------        ------------
                                             NIS thousands    NIS thousands     NIS thousands    NIS thousands      NIS thousands     NIS thousands         $ thousands
                                             -------------    -------------     -------------    -------------      -------------     -------------        ------------
CASH FLOWS GENERATED BY
 OPERATING ACTIVITIES:
Loss for the year                                 (136,017)        (120,646)         (156,539)        (136,017)          (120,646)         (156,539)            (32,193)
Adjustments to reconcile net
 loss to net cash flows generated
 by operating activities (A)                        48,338          130,384           161,725           44,668            126,271           172,122              11,441
                                             -------------    -------------     -------------    -------------      -------------     -------------        ------------
Net cash (outflow) inflow generated
 by continuing operating activities                (87,679)           9,738             5,186          (91,349)             5,625            15,583             (20,752)
Net cash inflow (outflow) generated by
 discontinued operating activities                   6,271          (27,931)           (5,808)           6,271             29,079           (10,803)              1,484
                                             -------------    -------------     -------------    -------------      -------------     -------------        ------------
Net cash (outflow) inflow generated by
 discontinued and continuing operating
 activities                                        (81,408)         (18,193)             (622)         (85,078)            34,704             4,780             (19,268)
                                             -------------    -------------     -------------    -------------      -------------     -------------        ------------
CASH FLOWS GENERATED BY
 INVESTING ACTIVITIES:
Purchase of fixed assets                            (7,888)          (3,654)          (10,450)          (8,884)            (2,942)           (9,695)             (1,867)
Shares and loans in investee
 and other companies                                    --               --                --              (31)            (1,217)           (5,300)                 --
Proceeds from sale of investee companies                --              108                --               --                108                --                  --
Proceeds from sale of fixed assets                  10,171            1,184               106           10,171              1,098                --               2,407
Pledged bank deposits, net                         (10,082)           3,163               108          (10,082)             3,163               108              (2,386)
Proceeds from sale of (investment in)
 marketable securities, net                         31,335           (1,227)          (44,219)          31,335             (1,227)          (44,219)              7,417
Collection of long-term receivables                  1,340            4,486            13,249            1,340              4,486            13,249                 317
Collection of long-term debt
 from investee company                                  --               --                --            6,942              6,160             2,338                  --
Collection of long-term debt
 from interested party                                  --               --            11,046               --                 --            11,046                  --
                                             -------------    -------------     -------------    -------------      -------------     -------------        ------------
Net cash inflow (outflow) generated by
 continuing investing activities                    24,876            4,060           (30,160)          30,791              9,629           (32,473)              5,888
Net cash outflow generated by
 discontinued investing activities                      --             (197)           (3,876)              --            (58,279)           (1,919)                 --
                                             -------------    -------------     -------------    -------------      -------------     -------------        ------------
Net cash inflow (outflow) generated by
 discontinued and continuing investing
 activities                                         24,876            3,863           (34,036)          30,791            (48,650)          (34,392)              5,888
                                             -------------    -------------     -------------    -------------      -------------     -------------        ------------
CASH FLOWS GENERATED BY
 FINANCING ACTIVITIES:
Decrease in short-term credit                       (2,762)         (16,998)          (27,774)          (2,762)           (16,998)          (27,703)               (654)
Receipt of long-term loan from
 interested party                                       --               --            40,926               --                 --            40,926                  --
Repayment of long-term loans                        (1,904)          (1,881)           (6,418)          (1,904)            (1,881)           (6,418)               (451)
Issuance of perpetual capital note                      --            4,541                --               --              4,541                --                  --
Receipt of long-term loan                           49,855               --                --           49,855                 --                --              11,800
                                             -------------    -------------     -------------    -------------      -------------     -------------        ------------
Net cash inflow (outflow)
 generated by continuing
 financing activities                               45,189          (14,338)            6,734           45,189            (14,338)            6,805              10,695
                                             -------------    -------------     -------------    -------------      -------------     -------------        ------------
Net cash (outflow) inflow
 generated by discontinued
 financing activities                                   --           (5,377)            2,157               --                 --                --                  --
                                             -------------    -------------     -------------    -------------      -------------     -------------        ------------
Net cash inflow (outflow)
 generated by discontinued and
 continuing financing activities                    45,189          (19,715)            8,891           45,189            (14,338)            6,805              10,695
                                             -------------    -------------     -------------    -------------      -------------     -------------        ------------
DECREASE IN CASH AND CASH
 EQUIVALENTS IN CONTINUING AND
 DISCONTINUED ACTIVITIES                           (11,343)         (34,045)          (25,767)          (9,098)           (28,284)          (22,807)             (2,685)
Cash and cash equivalents at
 beginning of year in continuing
 and discontinued activities                        34,603           68,648            94,415           31,472             59,756            82,563               8,190
                                             -------------    -------------     -------------    -------------      -------------     -------------        ------------
CASH AND CASH EQUIVALENTS AT END
 OF YEAR IN CONTINUING ACTIVITY                     23,260           34,603            63,061           22,374             31,472            59,756               5,505
CASH AND CASH EQUIVALENTS IN
 DISCONTINUED ACTIVITY                                  --               --             5,587               --                 --                --                  --
                                             -------------    -------------     -------------    -------------      -------------     -------------        ------------
CASH AND CASH EQUIVALENTS IN
 CONTINUING AND DISCONTINUED
 ACTIVITIES                                         23,260           34,603            68,648           22,374             31,472            59,756               5,505
                                             =============    =============     =============    =============      =============     =============        ============

*     With  respect  to the  discontinuance  of  adjustment  for the  effect  of inflation as per the CPI of December 2003 - see Note 2B.

The accompanying notes are an integral part of these financial statements.

                                                         Telrad Networks Limited

STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31 (CONT'D)
--------------------------------------------------------------------------------

REPORTED AMOUNTS*

A.  ADJUSTMENTS  TO RECONCILE NET LOSS TO NET CASH FLOWS  GENERATED BY OPERATING
    ACTIVITIES:

                                                                                                                                                              Convenience
                                                                                                                                                              translation
                                                                                                                                                                (Note 2E)
                                                                                                                                                             ------------
                                                               Consolidated                                            Company                               Consolidated
                                             ------------------------------------------------     --------------------------------------------------         ------------
                                                      2006             2005              2004              2006               2005              2004                 2006
                                             -------------    -------------     -------------     -------------      -------------     -------------         ------------
                                             NIS thousands    NIS thousands     NIS thousands     NIS thousands      NIS thousands     NIS thousands          $ thousands
                                             -------------    -------------     -------------     -------------      -------------     -------------         ------------
INCOME AND EXPENSES NOT
 INVOLVING CASH FLOWS
Minority interest in (losses)
 earnings of subsidiaries                             (733)          (4,297)            4,551                --                 --                --                 (174)
(Earnings) loss from discontinued
 operation, net                                     (1,338)          57,812            12,530            (1,338)            57,812            12,530                 (317)
Depreciation                                        19,151           22,186            29,949            19,116             21,927            29,170                4,533
(Earnings) losses of investee
 companies                                              --               --                --              (841)             1,814            (1,797)                  --
Capital loss (gain) on sale and
 impairment in value of
 investee companies                                     --            4,389                47                63               (108)               47                   --
Capital (gain) loss on sale of
 fixed and other assets                             13,956             (131)           (4,293)           13,956               (909)            1,444                3,303
Bad and doubtful debts                              10,474             **52             **642            10,466               **40             **642                2,479
Changes in liabilities for
 employees severance benefits, net                   8,965           29,469             3,619             9,158             29,464             4,428                2,122
Deferred taxes, net                                     --               --            66,133                --                 --            66,133                   --
(Gain) loss on marketable securities                  (204)          (6,342)              274              (883)            (6,342)              274                  (48)
Interest, exchange rate and
 linkage differentials on
 long-term liabilities                                 673              705              (536)              673                705           **1,694                  159
Interest and linkage
 differentials on liabilities to
 interested party                                   (1,051)           7,187                --            (1,051)             7,187          **(2,230)                (248)
Interest, exchange rate and
 linkage differentials on
 long-term receivables                                 (25)            (300)               63               (25)              (300)               63                   (6)
Interest, exchange rate and  linkage
 differentials on loans to interested
 and related parties                                    --               --                --                61             (5,328)           (1,096)                  --
                                             -------------    -------------     -------------     -------------      -------------     -------------         ------------
                                                    49,868          110,730           112,979            49,355            105,962           111,302               11,803
                                             -------------    -------------     -------------     -------------      -------------     -------------         ------------
CHANGES IN ASSET AND LIABILITY
 ITEMS
Decrease (increase) in trade
 receivables                                         3,160        **(15,153)         **92,927            (1,823)         **(15,539)        **107,844                  748
Decrease (increase) in other
 receivables and debit balances                     21,004          (16,270)             (953)           20,429            (16,509)           (1,253)               4,971
Decrease (increase) in inventory                    42,733             (327)            7,801            42,177                377             8,068               10,114
(Decrease) increase in trade
 payables                                          (36,344)          31,543           (20,414)          (35,665)            31,796           (23,604)              (8,602)
(Decrease) increase in other
 payables and credit balance                          (978)         (10,871)          (24,460)            1,300            (10,548)          (24,244)                (231)
(Decrease) increase in
 advances from customers                           (31,105)          30,732            (6,155)          (31,105)            30,732            (5,991)              (7,362)
                                             -------------    -------------     -------------     -------------      -------------     -------------         ------------
                                                    (1,530)          19,654            48,746            (4,687)            20,309            60,820                 (362)
                                             -------------    -------------     -------------     -------------      -------------     -------------         ------------
                                                    48,338          130,384           161,725            44,668            126,271           172,122               11,441
                                             =============    =============     =============     =============      =============     =============         ============
B. MATERIAL NON-CASH TRANSACTIONS

Acquisition of fixed assets on credit                  424              707             7,282               424                707             7,282                  100
                                             =============    =============     =============     =============      =============     =============         ============
Conversion of long-term loan into
 perpetual capital note                                 --           15,557            26,021                --             15,557            26,021                   --
                                             =============    =============     =============     =============      =============     =============         ============
Sale of know-how in exchange for
 non-marketable shares                                  --               --             5,831                --                 --                --                   --
                                             =============    =============     =============     =============      =============     =============         ============

*     With  respect  to the  discontinuance  of  adjustment  for the  effect  of inflation as per the CPI of December 2003 - see Note 2B.
**    Reclassified

The accompanying notes are an integral part of these financial statements.

                                                         Telrad Networks Limited

NOTES TO THE FINANCIAL STATEMENTS AS AT DECEMBER 31, 2006
--------------------------------------------------------------------------------

NOTE 1 - GENERAL

      The Company is engaged in the development,  manufacturing and marketing of communication products.

      The financial statements have been prepared in accordance with the Israeli
      Securities Regulations (Preparation of Annual Financial Statements) - 1993
      and generally accepted accounting principles in Israel.

NOTE 2 - REPORTING PRINCIPLES AND ACCOUNTING POLICIES

      A.    DEFINITIONS

      (1)   THE COMPANY - Telrad Networks Limited.

      (2)   The Parent Company - Telrad Holdings Ltd.

      (3)   THE GROUP - Telrad Networks Limited and its investee  companies,  as included in the annex - List of Investee Companies.

      (4)   SUBSIDIARY  -  A  company  whose   financial   statement  are  fully
            consolidated, directly or indirectly, with those of the Company.

      (5)   AN INVESTEE COMPANY - A subsidiary.

      (6)   RELATED  PARTY - As defined in Opinion  No. 29 of the  Institute  of
            Certified Public Accountants in Israel (hereinafter - "the ICPAI").

      (7)   INTERESTED  PARTY - As defined in Paragraph (1) of the definition of an  "interested  party" in a  company  in  Section 1 of the  Israeli
            Securities Law - 1968.

      (8)   CONTROLLING  SHAREHOLDER - As defined in the Securities  Regulations
            (Financial Statement  Presentation of Transactions between a Company and its Controlling Shareholder) - 1996.

      (9)   CPI - The  Israeli  Consumer  Price Index  published  by the Israeli
            Central Bureau of Statistics.

      (10)  DOLLAR - The U.S. dollar

      (11)  ADJUSTED AMOUNT - The nominal  historical amount adjusted to the CPI in respect of December  2003, in accordance  with the  provisions of
            Opinions 23 and 36 of the ICPAI.

      (12)  REPORTED  AMOUNT - The  adjusted  amount as at the  transition  date
            (December  31,  2003),  with the  addition of amounts in  historical values that were added after the  transition  date and less  amounts deducted after the transition date.

      (13)  NOMINAL FINANCIAL  REPORTING - Financial reporting based on reported amounts.

                                                         Telrad Networks Limited

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2 - REPORTING PRINCIPLES AND ACCOUNTING POLICIES (CONT'D)

      B.    FINANCIAL STATEMENTS IN REPORTED AMOUNTS

      (1)   In October 2001, the Israel  Accounting  Standards  Board  published
            Accounting  Standard  No.  12,   "Discontinuance  of  Adjustment  of
            Financial  Statements".  Pursuant to this standard and in accordance with  Israeli  Accounting  Standard  No.  17 that was  published  in
            December 2002, the adjustment of financial statements for the effect of inflation was  discontinued as at January 1, 2004. Until December
            31,  2003,  the  Company  continued  to prepare  adjusted  financial statements  in  accordance  with Opinion No. 36 of the  Institute of
            Certified Public  Accountants in Israel. The Company has implemented the provisions of the standard and has accordingly  discontinued the adjustment beginning from January 1, 2004.

      (2)   In the past,  the Company  prepared its financial  statements on the basis of historical  cost,  adjusted for the changes in the CPI. The adjusted amounts included in the financial statements as at December
            31, 2003  constitute  the starting  point for the nominal  financial report as of January 1, 2004.  Any additions  made during the period are included at their nominal values.

      (3)   Amounts of  non-monetary  assets do not  necessarily  reflect  their realizable  value or current  economic value,  but only the reported amounts of such assets.

      (4)   The term "cost" in these financial  statements refers to the cost in reported amounts

      (5)   The financial  statements of certain  subsidiaries are stated on the basis  of the  changes  in the  exchange  rates  of  their  relevant functional currencies - see Note 2D below.

      C.    REPORTING PRINCIPLES

      (1)   Balance sheets:

            a.    The net asset value of  investments  in investee  companies is determined on the basis of the reported  financial  statements of those  companies or their financial  statements  translated into NIS.

            b.    Non-monetary  items (mainly - fixed assets and  inventory) are stated at reported amounts.

            c.    Monetary  items  are  stated  in the  balance  sheet  at their nominal historical values as at balance sheet date.

      (2)   Statements of profit and loss:

            a.    The  Company's  equity in the  operating  results of  investee companies  and  the  share  of  external  shareholders  in the results of  subsidiaries  are  determined  on the basis of the reported financial statements of those companies.

            b.    Income and expenses deriving from non-monetary items (such as:
                  depreciation and amortization,  changes in inventory,  prepaid expenses,  deferred income,  etc.) or from provisions included in the balance sheet are derived from the  difference  between the  reported  amount of the opening  balance and the reported amount of the closing balance.

                                                         Telrad Networks Limited

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2 - REPORTING PRINCIPLES AND ACCOUNTING POLICIES (CONT'D)

      C.    REPORTING PRINCIPLES (CONT'D)

      (2)   Statements of profit and loss: (cont'd)

            c.    All other  profit and loss items (such as:  sales,  purchases,
                  current   manufacturing  costs,  etc.)  are  stated  at  their
                  historical values.

      D.    EFFECT OF CHANGES IN FOREIGN CURRENCY EXCHANGE RATES

      The Company  implements  Israeli  Accounting  Standard No. 13,  "Effect of
      Changes in Exchange Rates of Foreign Currency". The standard discusses the translation of  transactions  in foreign  currency and the  translation of financial  statements of foreign  operations  for the purpose of including them in the financial  statements of the  reporting  entity.  The standard provides rules for classifying foreign operations as an autonomous foreign investee or as an  integrated  investee,  on the basis of the  indications described in the standard and the use of  discretion,  and it provides the method for  translating  the financial  statements  of autonomous  foreign investees.

      TRANSACTIONS IN FOREIGN CURRENCY

      Transactions  denominated  in foreign  currency  are  recorded  upon their initial  recognition  according to the exchange rate in effect on the date of the transaction.  Exchange rate differences arising upon the settlement of  monetary  items or upon  reporting  the  Company's  monetary  items at exchange rates  different from that at which they were initially  recorded during the  period,  or reported in  previous  financial  statements,  are charged to income or expense.

      FOREIGN OPERATION CLASSIFIED AS AN AUTONOMOUS INVESTEE

      The financial  statements of investee  companies that operate in a foreign country as an  "autonomous  investee"  of the Group were  translated  into
      Israeli currency as follows:

      (1)   The assets and liabilities,  both monetary and  non-monetary,  of an autonomous foreign investee were translated according to the closing exchange rate.

      (2)   Income and expense  items were  translated  according to the average exchange rate for the period.

      (3)   All the resulting  exchange rate  differences  were  classified as a separate item of shareholders'  equity until the disposal of the net investment.

      FOREIGN OPERATION CLASSIFIED AS AN INTEGRATED INVESTEE

      The financial  statements of integrated  foreign investee companies of the
      Group were translated into Israeli currency as follows:

      Non-monetary  balance sheet items -- According to the exchange rate on the transaction date.

                                                         Telrad Networks Limited

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2 - REPORTING PRINCIPLES AND ACCOUNTING POLICIES (CONT'D)

      D.    EFFECT OF CHANGES IN FOREIGN CURRENCY EXCHANGE RATES (CONT'D)

      FOREIGN OPERATION CLASSIFIED AS AN INTEGRATED INVESTEE (CONT'D)

      Monetary balance sheet items     -    According  to the  closing  exchange
                                            rate.

      Income and expense items         -    Translated   according   to  average
                                            exchange  rates,  except  for income
                                            and expenses related to non-monetary
                                            items    which    were    translated
                                            according to the historical exchange
                                            rates   by   which    the    related
                                            non-monetary items were translated.

      E.    PRESENTATION IN U.S. DOLLARS FOR THE CONVENIENCE OF THE READER

      The adjusted financial statements as at December 31, 2006 and for the year then ended have been  translated  into  dollars  using the  representative exchange rate as at such date ($1 = NIS 4.225).  The  translation was made solely for the  convenience of the reader.  The dollar  amounts  presented should not be construed as representing  amounts  receivable or payable in dollars or which are convertible into dollars,  unless otherwise indicated
      in these statements.

      F.    CONSOLIDATED FINANCIAL STATEMENTS

      (1)   The  consolidated   financial   statements   include  the  financial
            statements  of the Company and of  companies  over which the Company has control.

      (2)   A list of the companies  included in the consolidation and the rates of  holding of shares  that  convey  voting  rights and the rates of holding of shares  that  convey a share in  earnings  is shown in an annex to the financial statements,

      (3)   For the purpose of the  consolidation,  the amounts appearing in the financial  statements of the subsidiaries were included after making adjustments  required  by  the  application  of  uniform  accounting policies used by the Group.

      (4)   See Note 2D regarding the financial  statements of foreign  investee companies.

      (5)   Intercompany balances and transactions between the subsidiaries,  as well as profit from intercompany  sales not yet realized outside the
            Group, have been eliminated.

                                                         Telrad Networks Limited

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2 - REPORTING PRINCIPLES AND ACCOUNTING POLICIES (CONT'D)

      G.    USE OF ESTIMATES

      The  preparation  of financial  statements  in conformity  with  generally accepted  accounting  principles requires management to make estimates and assumptions regarding transactions or matters the final effect of which on the financial  statements  cannot be accurately  determined at the time of their preparation.  Even though the estimates and assumptions are based on management's  best  judgment,  the final  effect of such  transactions  or matters may be different from the estimates and assumptions  made in their respect.

      H.    CASH AND CASH EQUIVALENTS

      The cash and cash equivalents item includes  short-term bank deposits with original maturity dates not exceeding three months.

      I.    PROVISION FOR DOUBTFUL DEBTS

      The financial  statements include specific  provisions for doubtful debts, which, in Management's  opinion,  adequately  reflect the loss included in
      those   debts  the   collection   of  which  is   doubtful.   Management's
      determination of the adequacy of the provision is based, inter alia, on an evaluation of the risk, by  considering  the available  information on the financial  position of the  debtors,  the volume of their  business and an evaluation  of the security  received  from them.  Doubtful  debts,  which according to Company Management opinion,  are unlikely to be collected are written-off the Company's books, based on a Management resolution.

      J.    INVENTORY

      Inventory is valued at the lower of cost or market value.

      Cost is determined as follows:
      Finished products and work in process - on an average basis which includes raw materials, labor and other direct and indirect costs.
      Raw and other materials - on the moving average method.

      K.    SECURITIES

      Marketable  securities held for the short term as a current investment are stated at their  realizable  market  value as at balance  sheet date.  The changes  in the  value  of the  securities  are  fully  recognized  in the statement of profit and loss as incurred.
      Marketable  securities  held as a permanent  investment are stated at cost less a provision for impairment in value not of a temporary nature.

                                                         Telrad Networks Limited

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2 - REPORTING PRINCIPLES AND ACCOUNTING POLICIES (CONT'D)

      L.    INVESTMENTS IN INVESTEE AND OTHER COMPANIES

      Investments  in  investee  companies  are stated on the equity  basis.  In determining the net asset value of such investments the amounts taken into consideration  are the amounts  appearing in the  financial  statements of
      those  companies,   after  adjustments  required  by  the  application  of
      generally accepted accounting principles.

      M.    MONETARY BALANCES PRESENTED AT PRESENT VALUE

      Monetary balances - long-term debts and liabilities - either  non-interest bearing  or bearing  interest  at rates  lower than the market  norm - are presented  at their  present  value,  computed  according  to the accepted market rate in effect when such balances were generated.

      N.    FIXED ASSETS

      (1)   Fixed assets are stated at cost.

      (2)   Depreciation  is calculated by the straight line method on the basis of the estimated useful lives of the assets.

            The annual depreciation rates are:

                                                                         %
                                                                ----------

            Land held under capitalized leases                           2
            Buildings                                                4-6.5
            Office furniture and equipment                              10
            Office furniture and equipment                              10
            Motor vehicles                                              15

            Leasehold   improvements   are  amortized   over  the  lease  period
            (including the optional extension periods) or useful life, whichever shorter.

      O.    DEFERRED TAXES

      The  Group  companies  create  deferred  taxes  in  respect  of  temporary differences.  Temporary  differences are differences  between the value of assets  and  liabilities  for tax  purposes  and for  financial  reporting purposes.  Deferred  taxes,  as  mentioned,  are  created  in  respect  of differences  relating to assets,  the consumption or depreciation of which is deductible for tax purposes.

      Deferred tax balances (asset or liability) are calculated according to the tax rates  expected  to be in force when the  deferred  tax  liability  is utilized,  or when the deferred tax asset is realized, on the basis of tax rates and tax laws,  the  legislation  of which has been  completed  as at balance sheet date.

      Commencing in 2004, the Company has established a full valuation allowance in respect of its net deferred tax asset,  due to the uncertainty of their realization in the foreseeable future.

                                                         Telrad Networks Limited

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2 - REPORTING PRINCIPLES AND ACCOUNTING POLICIES (CONT'D)

      P.    REVENUE RECOGNITION

      (1)   SALES OF PRODUCTS

            Revenues from sales of products are recognized at the time the goods are  delivered  or after the  installation  has been  completed,  as relevant.  With respect to special  contracts,  sales are recognized after performance of the contract and the satisfaction of acceptance tests.

      (2)   REVENUES FROM SERVICES

            Revenues  from  services  are  recognized  proportionately  over the period of the agreement.

      Q.    RESEARCH AND DEVELOPMENT COSTS

      Research and development costs, net of grants and participations received, are charged to the statement of profit and loss as incurred.

      R.    DERIVATIVE FINANCIAL INSTRUMENTS

      Derivative financial  instruments are stated in the balance sheet at their fair value. Changes in fair value are recognized in the period they occur.

      The fair value of derivative  financial  instruments  is determined on the basis of their market price.

      S.    IMPAIRMENT IN VALUE OF ASSETS

      The Company  applies  Israeli  Accounting  Standard No. 15 - Impairment in
      Value of  Assets  (hereinafter  - the  Standard).  The  Standard  provides procedures  which a company  must apply in order to ensure that its assets in the consolidated balance sheet (to which the Standard applies), are not presented  at an amount  which is in excess  of their  recoverable  value, which is the  higher  of the net  selling  price  and the use  value  (the present  value of the estimated  future cash flows  expected to be derived from use and disposal of the asset).

      The Standard applies to all the assets in the consolidated  balance sheet, except tax assets and monetary assets (excluding monetary assets which are investments in investee companies that are not subsidiaries). In addition, the Standard  provides rules for  presentation and disclosure with respect to assets whose value has been impaired. When the value of an asset in the consolidated  balance  sheet is higher  than its  recoverable  value,  the
      Company  recognizes a loss from the  impairment  in value in the amount of the  difference  between  the book value of the asset and its  recoverable value.  The loss thus  recognized  will be cancelled  only in the event of changes  occurring  in the  estimates  that  were  used to  determine  the recoverable  value of the asset  since  the date on which the most  recent loss from the decline in value was recognized.

                                                         Telrad Networks Limited

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2 - REPORTING PRINCIPLES AND ACCOUNTING POLICIES (CONT'D)

      T.    DISCONTINUED OPERATION

      A  discontinued   operation  is  presented  in  accordance   with  Israeli
      Accounting  Standard  No.  8  regarding   discontinued  operation  and  is
      separated from the information regarding continuing operations.

      U.    DISCLOSURE OF THE EFFECT OF NEW  ACCOUNTING  STANDARDS IN THE PERIOD
            PRIOR TO THEIR IMPLEMENTATION

      (1)   In  July  2006  the  Israel  Accounting  Standards  Board  published
            Accounting  Standard No. 29,  "Adoption of  International  Financial
            Reporting  Standards  ("IFRS")"  (hereinafter - the  Standard).  The
            Standard provides that entities subject to the Securities Law - 1968 that are  required to report  according to the  regulations  of this law, are to prepare their financial statements for periods beginning as from January 2008 according to IFRS.  The Standard  permits early adoption as from financial statements published after July 31, 2006.
            The  aforementioned  standard does not apply to entities  subject to
            Israeli Securities  Regulations (Periodic and Immediate Reports of a
            Foreign  Entity) - 2000,  the financial  statements of which are not prepared in accordance with Israeli GAAP. Furthermore,  the Standard provides that entities that are not subject to the  Securities Law -
            1968 and not required to report according to the regulations of this law,  are also  permitted  to  prepare  their  financial  statements according to IFRS as from financial  statements published after July
            31, 2006.

            The initial  implementation  of IFRS will be effected along with the implementation  of IFRS 1,  "First Time  Adoption  of  International
            Financial Reporting Standards", for purposes of the transition.

            In accordance with the Standard,  the Company is required to include in its annual  financial  statements for December 31, 2007,  balance sheet data as at December  31, 2007 and profit and loss data for the
            year  then  ended,   that  have  been  prepared   according  to  the
            recognition, measurement and presentation principles of IFRS.

            The Company is examining the effects of the  transition to IFRS, but at this  point is unable to  evaluate  the  effect on its  financial statements  of  adopting  IFRS.  The  Company  does  not  intend  to implement IFRS earlier than required.

      (1)   In August  2006 the  Israel  Accounting  Standards  Board  published
            Accounting   Standard  No.  26,   "Inventory"   (hereinafter  -  the
            Standard).  The Standard  applies to all types of  inventory,  other than  inventory  of  work in  process  that is  subject  to  Israeli
            Accounting Standard No. 4, "Work Executed by Contract", inventory of buildings  held for  sale  that is  subject  to  Israeli  Accounting
            Standard No. 2,  "Construction  of Buildings for Sale" and financial instruments.

            The Standard  provides that inventory is to be measured at the lower of cost or its net realizable value. The cost of the inventory is to be  determined  on the basis of the  "First-In -  First-Out"  (FIFO)
            method  or  by  using  a  weighted  average  of  cost,  while  being consistent with respect to all inventory having a similar nature and use.  It is not  permitted  to value  inventory  on the basis of the
            "Last-In - First-Out" method. The Standard also provides  guidelines regarding the  allocation  of conversion  costs to inventory and for determining  impairment  in value of  inventory  written down to net realizable value of the inventory.

                                                         Telrad Networks Limited

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2 - REPORTING PRINCIPLES AND ACCOUNTING POLICIES (CONT'D)

      U.    DISCLOSURE OF THE EFFECT OF NEW  ACCOUNTING  STANDARDS IN THE PERIOD
            PRIOR TO THEIR IMPLEMENTATION (CONT'D)

            The  Standard  will  apply  to  financial   statements  for  periods
            beginning  on January 1, 2007 or  thereafter.  The Standard is to be implemented retroactively by restating the comparative data relating to prior periods.

            In the opinion of the Company, implementation of the new standard is not anticipated to have a material  effect on the Company's  results of operations and financial position.

      (3)   In September 2006 the Israel  Accounting  Standards  Board published
            Accounting  Standard  No.  27,  "Fixed  Assets"  (hereinafter  - the
            Standard).  The  Standard  prescribes  rules  for the  presentation, measurement and derecognition of fixed assets and for the disclosure required in respect thereto. The Standard provides, inter alia, that upon the initial  recognition  of a fixed  asset,  the entity  shall estimate  and  include in the cost of the item all the costs it will incur in respect of a liability to dismantle and remove the item and to  restore  the  site on  which it was  located.  Furthermore,  the
            Standard provides that a group of similar fixed asset items shall be
            measured  at  cost  net  of  accumulated   depreciation,   and  less
            impairment  losses,  or  alternatively,  at its revalued amount less accumulated  depreciation,  whereas an  increase in the value of the asset to above its initial cost as a result of the revaluation  will be directly included in the shareholders' equity under a revaluation reserve.  Any  part  of a  fixed  asset  item  with a cost  that  is significant  in  relation  to the  total  cost of the item  shall be depreciated separately,  including the costs of significant periodic examinations. The Standard also provides that a fixed asset that was purchased  in  consideration  for  another  non-monetary  item  in a transaction having a commercial  substance shall be measured at fair value.

            The  Standard  shall  apply  to  financial  statements  for  periods beginning  on  January 1,  2007.  An entity  that on January 1, 2007 chooses  for  the  first  time  to use the  revaluation  method  for measuring  fixed assets shall on this date  recognize a  revaluation reserve in the amount of the difference  between the revalued amount of the asset on that date and its cost on the books. Furthermore, an entity  that in the past,  upon the initial  recognition  of a fixed asset,  had not  included in its cost the initial  estimate of costs for dismantling and removing the asset and for restoring the site on which it is located, is required to do as follows:

            (a)   To measure  the  aforementioned  liabilities  as at January 1,
                  2007  in  accordance   with  generally   accepted   accounting
                  principles;
            (b)   To calculate  the amount that would have been  included in the cost of the relevant  asset on the date on which the liability was  initially  incurred  by  capitalizing  the  amount of the liability mentioned in item (a) above to the date on which the
                  liability   was   initially   incurred   (hereinafter   -  the
                  capitalized  amount). The liability is to be capitalized using the  best  estimate  of the  historical  capitalization  rates suitable  to the risk  that  was  relevant  to that  liability during the period that has passed; and,
            (c)   To calculate the  accumulated  depreciation on the capitalized amount as at January  1, 2007 on the basis of the useful  life of the asset as at that date;
            (d)   The  difference  between the amount to be charged to the asset in accordance with items (b) and (c) above,  and the amount of the  liability  in  accordance  with item (a) above,  shall be included in retained earnings.

            Other than the  aforementioned,  the  Standard  will be adopted on a retroactive basis.

NOTE 2 - REPORTING PRINCIPLES AND ACCOUNTING POLICIES (CONT'D)

      U.    DISCLOSURE OF THE EFFECT OF NEW  ACCOUNTING  STANDARDS IN THE PERIOD
            PRIOR TO THEIR IMPLEMENTATION (CONT'D)

            The Company is examining the effect of implementing  the Standard on its financial statements.

      (4)   In December 2006 the Israel  Accounting  Standards  Board  published
            Accounting   Standard   No.  23,  "The   Accounting   Treatment   of
            Transactions  between  an Entity  and its  Controlling  Shareholder"
            (hereinafter  - the  Standard).  The Standard  provides  that assets
            (other  than  an  intangible   asset  with  no  active  market)  and
            liabilities  included  in a  transaction  between the entity and its controlling  shareholder  shall  be  measured  on  the  date  of the transaction at fair value and that the  difference  between the fair value and the  consideration  from the transaction shall be included in  shareholders'  equity. A debit difference is actually a dividend and accordingly  reduces the retained earnings.  A credit difference is actually an investment of the  shareholder and shall therefore be presented  under a  separate  item of  shareholders'  equity  called
            "capital  reserve  from  transaction   between  an  entity  and  its
            controlling shareholder".

            The Standard discusses three issues relating to transactions between an entity and its controlling shareholder,  as follows: the transfer of an  asset  to the  entity  by  the  controlling  shareholder,  or conversely,  transfer of an asset from the entity to the controlling shareholder;  the  controlling  shareholder  assuming  upon itself a
            liability   of  the   entity  to  a  third   party,   all  or  part,
            indemnification  of the  entity by the  controlling  shareholder  in respect of an expense,  and the controlling  shareholder waiving the entity's debt to it, all or part; and loans that were granted to the controlling  shareholder  or  loans  that  were  received  from  the controlling  shareholder.  The Standard also provides the disclosure
            that  is  to  be  made  in  the   financial   statements   regarding
            transactions  between  the  entity and its  controlling  shareholder during the period.

            The Standard shall apply to  transactions  between an entity and its controlling  shareholder that are executed after January 1, 2007 and to a loan that was granted to a controlling  shareholder or that was received  from it before the date this  Standard came into effect as from the date of it coming into effect.

            In light of the date of effect of the Standard,  its effects will be
            reflected  in  the  forthcoming   reporting   periods  and  are  not
            anticipated to be material.

      (5)   In February 2007 the Israel  Accounting  Standards  Board  published
            Accounting Standard No. 16, "Investment Property" (hereinafter - the
            Standard).   The  Standard   provides  rules  for  the  recognition,
            measurement  and disposal of investment  property and the disclosure required in respect thereto.

            The Standard provides, inter alia, that investment property shall be initially  measured at cost with the addition of transaction  costs.
            The Standard also provides that in subsequent periods, the entity is required to choose between measuring its investment property at cost net of accumulated  depreciation and impairment  losses, and between measuring it at fair value,  with the adjustment in fair value being recorded to earnings.

                                                         Telrad Networks Limited

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 2 - REPORTING PRINCIPLES AND ACCOUNTING POLICIES (CONT'D)

      U.    DISCLOSURE OF THE EFFECT OF NEW  ACCOUNTING  STANDARDS IN THE PERIOD
            PRIOR TO THEIR IMPLEMENTATION (CONT'D)

      The Standard shall apply to financial  statements for periods beginning on
      January 1, 2007 or  thereafter.  An entity that on January 1, 2007 chooses for the  first  time to  implement  the fair  value  model  for  measuring investment  property  shall  include in the  opening  balance of  retained earnings the difference between the fair value of the investment  property on that date and its cost on the books.  An entity  that  chooses the cost model shall  implement  the  provisions  of the Standard on a  retroactive basis.  Furthermore,  an entity that chooses the cost model and intends to adopt one or more of the  exceptions  provided  with respect to investment property  in IFRS 1,  "First  Time  Adoption  of  International  Financial
      Reporting  Standards",  can adopt  that  exception  or  exceptions  in its financial statement for periods beginning as from January 1, 2007.

      Management  intends to  implement  the fair value  model.  The  Company is examining  the  effect of  implementing  the  Standards  on its  financial statements.

      V.    CONSUMER PRICE INDEX AND FOREIGN CURRENCY EXCHANGE RATES

      (1)   Balances in foreign  currency or linked  thereto,  are stated on the basis of the representative  rates of exchange published by the Bank of Israel as at balance sheet date.

      (2)   Balances  linked to the CPI are stated  according to the contractual linkage terms of each balance.

      (3)   The following are details of the CPI and the U.S. $ exchange rate:

                                               Consumer Price    Exchange rate
            Year end                                   Index*         of US 1$
            -------------------------------    --------------    -------------

            2006                                      109.90         NIS 4.225
            2005                                      110.00         NIS 4.603
            2004                                      107.44         NIS 4.308

            Rate of change during the year

            2006                                       (0.09%)           (8.12%)
            2005                                        2.38%             6.85%
            2004                                        1.21%            (1.62%)

            *     Based on the index  published  for the month of balance  sheet date, on the basis of the 2000 average index = 100 points.

                                                         Telrad Networks Limited

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 3 - CASH AND CASH EQUIVALENTS

                                                               Consolidated                           Company
                                                     -------------------------------      -------------------------------
                                                       December 31       December 31        December 31       December 31
                                                              2006              2005               2006              2005
                                                     -------------     -------------      -------------     -------------
                                                     NIS thousands     NIS thousands      NIS thousands     NIS thousands
                                                     -------------     -------------      -------------     -------------
      In Israeli currency                                    8,710             8,002              8,444             7,452
      In foreign currency (mainly US$)                      14,550            26,601             13,930            24,020
                                                     -------------     -------------      -------------     -------------
                                                            23,260            34,603             22,374            31,472
                                                     =============     =============      =============     =============

NOTE 4 - TRADE RECEIVABLES

                                                               Consolidated                           Company
                                                     -------------------------------      -------------------------------
                                                       December 31       December 31        December 31       December 31
                                                              2006              2005               2006              2005
                                                     -------------     -------------      -------------     -------------
                                                     NIS thousands     NIS thousands      NIS thousands     NIS thousands
                                                     -------------     -------------      -------------     -------------
      Accounts receivable*                                  75,282            84,516             75,109            79,361
      Post dated checks and notes received                   5,302                35              5,302                35
      Less - provision for doubtful debts                  (12,656)           (2,989)           (12,636)           (2,978)
                                                     -------------     -------------      -------------     -------------
                                                            67,928            81,562             67,775            76,418
      Current maturities of long-term
       trade receivables                                       251             1,291                251             1,291
                                                     -------------     -------------      -------------     -------------
                                                            68,179            82,853             68,026            77,709
                                                     =============     =============      =============     =============
        * Including 3 principal customers
            (2005 - one principal customer
             and interested parties)                        38,208            51,975             38,208            51,975
                                                     =============     =============      =============     =============

NOTE 5 - OTHER RECEIVABLES AND DEBIT BALANCES

                                                               Consolidated                           Company
                                                     -------------------------------      -------------------------------
                                                       December 31       December 31        December 31       December 31
                                                              2006              2005               2006              2005
                                                     -------------     -------------      -------------     -------------
                                                     NIS thousands     NIS thousands      NIS thousands     NIS thousands
                                                     -------------     -------------      -------------     -------------
      Claims from Government agencies
       for participation and tax refunds                     5,053            26,353              5,053            25,975
      Interested and related parties                         5,162             1,447              5,162             1,447
      Employees                                                 62                51                 62                51
      Prepaid expenses                                         877             1,540                877             1,536
      Sundry and accrued income                                983             1,269                958             1,051
      Refund receivable for investment
       option                                                   --             2,344                 --             2,344
      Pledged bank deposits  (see
       Note 21)                                             13,138             3,056             13,138             3,056
      Receivables in respect of
       derivative instruments                                    4               141                  4               141
                                                     -------------     -------------      -------------     -------------
                                                            25,279            36,201             25,254            35,601
                                                     =============     =============      =============     =============

                                                         Telrad Networks Limited

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 6 - INVENTORY

                                                               Consolidated                           Company
                                                     -------------------------------      -------------------------------
                                                       December 31       December 31        December 31       December 31
                                                              2006              2005               2006              2005
                                                     -------------     -------------      -------------     -------------
                                                     NIS thousands     NIS thousands      NIS thousands     NIS thousands
                                                     -------------     -------------      -------------     -------------
      Finished goods                                        17,884            33,245             17,884            32,689
      Work in process                                       10,010            28,260             10,010            28,260
      Raw materials                                         32,669            41,195             32,669            41,195
      Goods in transit                                         315               911                315               911
                                                     -------------     -------------      -------------     -------------
                                                            60,878           103,611             60,878           103,055
                                                     =============     =============      =============     =============

NOTE 7 - MARKETABLE SECURITIES

                                                               Consolidated                           Company
                                                     -------------------------------      -------------------------------
                                                       December 31       December 31        December 31       December 31
                                                              2006              2005               2006              2005
                                                     -------------     -------------      -------------     -------------
                                                     NIS thousands     NIS thousands      NIS thousands     NIS thousands
                                                     -------------     -------------      -------------     -------------
      Shares                                                    --             5,994                 --             5,994
      Debentures (1)                                        29,091            47,314             29,091            47,314
      Government loans and short-term
       treasury notes                                           --             6,235                 --             6,235
                                                     -------------     -------------      -------------     -------------
                                                            29,091            59,543             29,091            59,543
                                                     =============     =============      =============     =============

      (1)   December 31, 2006: in US dollars + interest of 5.268%-5.31%.

                                                         Telrad Networks Limited

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 8 - INVESTMENTS IN INVESTEE COMPANIES

      A.    COMPOSITION OF INVESTMENTS IN INVESTEE COMPANIES

                                                            Company
                                                -------------------------------
                                                  December 31       December 31
                                                         2006              2005
                                                -------------     -------------
                                                NIS thousands     NIS thousands
                                                -------------     -------------
      Company's equity in net asset
       value of investments                           (89,880)          (91,108)
      Loans (1)                                        90,905            98,327
                                                -------------     -------------
                                                        1,025             7,219
                                                =============     =============

      (1)      Denominated in foreign
                currency or linked thereto *               --            67,264
               Linked to the CPI*                      90,905            31,018
               Unlinked *                                  --                45
                                                -------------     -------------
                                                       90,905            98,327
                                                =============     =============

      *     The loans are non-interest  bearing and as yet have no fixed date of repayment.

      B.    THE CHANGES IN INVESTMENTS IN 2006 WERE AS FOLLOWS:

                                                                    December 31
                                                                           2006
                                                                  -------------
                                                                  NIS thousands
                                                                  -------------
      Balance as at January 1, 2006                                     (91,108)

      Changes during the year:
      Conversion of loans into investment                                   419
      Company's equity in earnings                                          841
      Investment in shares                                                   31
      Loss on sale of investments in investee companies                     (63)
                                                                  -------------
      Balance as at December 31, 2006                                   (89,880)
                                                                  =============

                                                         Telrad Networks Limited

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 9 - INVESTMENT IN MARKETABLE SECURITIES

      Investment in shares traded on a U.S. stock  exchange.  As at December 31,
      2006 the market  value of the  shares in NIS 806  thousand  (December  31,
      2005: NIS 2,121 thousand).

NOTE 10 - NON-CURRENT TRADE RECEIVABLES

      A.    BALANCE OF LOANS ACCORDING TO LINKAGE BASIS AND INTEREST RATES:

                                                               Consolidated                            Company
                                        Interest     --------------------------------     -------------------------------
                                      rate as at                December 31                          December 31
                                     December 31     --------------------------------     -------------------------------
                                            2006              2006               2005              2006              2005
                                   -------------     -------------      -------------     -------------     -------------
                                               %     NIS thousands      NIS thousands     NIS thousands     NIS thousands
                                   -------------     -------------      -------------     -------------     -------------
      Consumer Price
       Index                                  --                --                199                --               199
      Exchange rate of
       U.S. dollar                   LIBOR + 7.5%           11,151             13,243            11,151            13,243
      Less - provision for
       doubtful debts                                      (10,900)           (11,876)          (10,900)          (11,876)
                                                     -------------      -------------     -------------     -------------
                                                               251              1,566               251             1,566
      Less - current
       maturities                                             (251)            (1,291)             (251)           (1,291)
                                                     -------------      -------------     -------------     -------------
                                                                --                275                --               275
                                                     =============      =============     =============     =============

                                                         Telrad Networks Limited

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 11 - FIXED ASSETS

      A.    COMPOSITION  OF  FIXED  ASSETS  ACCORDING  TO MAJOR  CATEGORIES  AND
            CHANGES THEREIN DURING THE YEAR:

                                                                    Consolidated
                             --------------------------------------------------------------------------------------------
                                                Machinery,          Office
                                  Land and       plant and   furniture and           Motor      Leasehold
                              building (1)       equipment       equipment        vehicles   improvements           Total
                             -------------   -------------   -------------   -------------  -------------   -------------
                             NIS thousands   NIS thousands   NIS thousands   NIS thousands  NIS thousands   NIS thousands
                             -------------   -------------   -------------   -------------  -------------   -------------
      COST
      Balance as at
       beginning of year           130,918         277,628          29,198             850         46,616         485,210
      Additions                      2,373           4,964               1              --            267           7,605
      Disposals                         --        (112,996)        (15,342)             --        (46,883)       (175,221)
                             -------------   -------------   -------------   -------------  -------------   -------------
      Balance as at end
       of year                     133,291         169,596          13,857             850             --         317,594
                             -------------   -------------   -------------   -------------  -------------   -------------
      ACCUMULATED
       DEPRECIATION
      Balance as at
       beginning of year            39,554         253,965          20,376             761         22,741         337,397
      Additions                      4,584           8,148           1,762              14          4,643          19,151
      Disposals                         --        (108,767)        (14,943)             --        (27,384)       (151,094)
                             -------------   -------------   -------------   -------------  -------------   -------------
      Balance as at end
       of year                      44,138         153,346           7,195             775             --         205,454
                             -------------   -------------   -------------   -------------  -------------   -------------
      NET BOOK VALUE
       AS AT DECEMBER
       31, 2006                     89,153          16,250           6,662              75             --         112,140
                             =============   =============   =============   =============  =============   =============
      Net book value
       as at December
       31, 2005                     91,364          23,663           8,822              89         23,875         147,813
                             =============   =============   =============   =============  =============   =============

                                                         Telrad Networks Limited

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 11 - FIXED ASSETS (CONT'D)

      A.    COMPOSITION  OF  FIXED  ASSETS  ACCORDING  TO MAJOR  CATEGORIES  AND
            CHANGES THEREIN DURING THE YEAR: (CONT'D)

                                                                       Company
                             --------------------------------------------------------------------------------------------
                                                Machinery,          Office
                                  Land and       plant and   furniture and           Motor      Leasehold
                              building (1)       equipment       equipment        vehicles   improvements           Total
                             -------------   -------------   -------------   -------------  -------------   -------------
                             NIS thousands   NIS thousands   NIS thousands   NIS thousands  NIS thousands   NIS thousands
                             -------------   -------------   -------------   -------------  -------------   -------------
      COST
      Balance as at
       beginning of year           130,918         273,697          29,182             850         46,616         481,263
      Additions                      2,373           5,953               8              --            267           8,601
      Disposals                         --        (112,999)        (15,342)             --        (46,883)       (175,224)
                             -------------   -------------   -------------   -------------  -------------   -------------
      Balance as at end
       of year                     133,291         166,651          13,848             850             --         314,640
                             -------------   -------------   -------------   -------------  -------------   -------------
      ACCUMULATED
       DEPRECIATION
      Balance as at
       beginning of year            39,554         251,123          20,370             761         22,741         334,549
      Additions                      4,584           8,113           1,762              14          4,643          19,116
      Disposals                         --        (108,770)        (14,943)             --        (27,384)       (151,097)
                             -------------   -------------   -------------   -------------  -------------   -------------
      Balance as at end
       of year                      44,138         150,466           7,189             775             --         202,568
                             -------------   -------------   -------------   -------------  -------------   -------------
      NET BOOK VALUE
       AS AT DECEMBER
       31, 2006                     89,153          16,185           6,659              75             --         112,072
                             =============   =============   =============   =============  =============   =============
      Net book value
       as at December
       31, 2005                     91,364          22,574           8,812              89         23,875         146,714
                             =============   =============   =============   =============  =============   =============

                                                         Telrad Networks Limited

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 11 - FIXED ASSETS (CONT'D)

      A.    COMPOSITION  OF  FIXED  ASSETS  ACCORDING  TO MAJOR  CATEGORIES  AND
            CHANGES THEREIN DURING THE YEAR: (CONT'D)

      (1)   Supplementary information on land and buildings:

                                                                                    Consolidated and Company
                                                                     ---------------------------------------------------
                                                                                      Land Registry Office
                                                                     ---------------------------------------------------
                                                                                              Not yet
                                                                        Registered     registered (a)              Total
                                                                     -------------     --------------      -------------
                                                                     NIS thousands      NIS thousands      NIS thousands
                                                                     -------------     --------------      -------------
            Freehold                                                        87,971                 --             87,971
            Capitalized leasehold (b)                                        1,001                181              1,182
                                                                     -------------     --------------      -------------
                                                                            88,972                181             89,153
                                                                     =============     ==============      =============

      (a)   The reasons for non-registration at the Land Registry Office:

            1.    A lease is not signed until completion of the development work
                  (see Note 19A(2)).
            2.    Consummation of the registration proceeding.

      (b)   The leasehold rights are for periods of 49 years ending in the years
            2040 and 2042.

      B.    See Note 21 for details on liens.

      C.    In December 2006 the Company moved from the leased  building in Rosh
            Ha'ayin  to a  building  it owns in Lod.  It also  sold  part of the equipment to a third party.

NOTE 12 - CREDIT FROM BANKS AND OTHERS

      A.    COMPOSITION

                                                               Consolidated                           Company
                                                     -------------------------------      -------------------------------
                                                       December 31       December 31        December 31       December 31
                                                              2006              2005               2006              2005
                                                     -------------     -------------      -------------     -------------
                                                     NIS thousands     NIS thousands      NIS thousands     NIS thousands
                                                     -------------     -------------      -------------     -------------
      In U.S. dollars
       or linked thereto                                        --             2,762                 --             2,762

      Current maturities of liabilities to
       an Interested Party                                   3,291                --              3,291                --
                                                     -------------     -------------      -------------     -------------
                                                             3,291             2,762              3,291             2,762
                                                     =============     =============      =============     =============

      B.    See Note 21 for details on liens.

                                                         Telrad Networks Limited

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 13 - TRADE PAYABLES

                                                               Consolidated                           Company
                                                     -------------------------------      -------------------------------
                                                       December 31       December 31        December 31       December 31
                                                              2006              2005               2006              2005
                                                     -------------     -------------      -------------     -------------
                                                     NIS thousands     NIS thousands      NIS thousands     NIS thousands
                                                     -------------     -------------      -------------     -------------
      Accounts payable                                      79,669           116,296             79,998           115,946
      Current maturities of other
       long-term liabilities                                 1,792             1,823              1,792             1,823
                                                     -------------     -------------      -------------     -------------
                                                            81,461           118,119             81,790           117,769
                                                     =============     =============      =============     =============
      Including principal supplier
       and interested parties (2005 -
       two principal suppliers and
       interested parties)                                  12,454            15,157             12,454            15,157
                                                     =============     =============      =============     =============

NOTE 14 - OTHER PAYABLES AND CREDIT BALANCES

                                                               Consolidated                           Company
                                                     -------------------------------      -------------------------------
                                                       December 31       December 31        December 31       December 31
                                                              2006              2005               2006              2005
                                                     -------------     -------------      -------------     -------------
                                                     NIS thousands     NIS thousands      NIS thousands     NIS thousands
                                                     -------------     -------------      -------------     -------------
      Government agencies                                    5,530             4,986              5,522             4,394
      Liabilities for employee
       severance benefits                                   44,922            28,561             44,922            28,561
      Commissions and
       royalties payable                                    13,833            12,735             13,833            12,391
      Salaries and related expenses,
       including provisions                                 14,138            15,119             14,138            14,251
      Related and interested parties                           969            *1,666                969            *1,666
      Provision for warranties                               2,896             3,328              2,896             2,960
      Other payables and
       accrued expenses                                     20,052           *20,562             19,918           *20,314
                                                     -------------     -------------      -------------     -------------
                                                           102,340            86,957            102,198            84,537
                                                     =============     =============      =============     =============

      *     Reclassified

                                                         Telrad Networks Limited

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 15 - LONG-TERM LIABILITIES

      A.    COMPOSITION:

                                                                                              Consolidated and Company
                                                                                          -------------------------------
                                                                                            December 31       December 31
                                                                                                   2006              2005
                                                                                          -------------     -------------
                                                                                          NIS thousands     NIS thousands
                                                                                          -------------     -------------
      Loans from financial institutions                                                          50,700                --
      Loans from others                                                                           3,776             5,852
                                                                                          -------------     -------------
                                                                                                 54,476             5,852

      Less - current maturities of loans from others                                             (1,792)           (1,823)
                                                                                          -------------     -------------
                                                                                                 52,684             4,029
                                                                                          =============     =============

      B.    TERMS OF LONG-TERM LIABILITIES:

                                                                                       Consolidated and Company
                                                                       --------------------------------------------------
                                                                              Stated        December 31       December 31
                                                                            interest               2006              2005
                                                                       -------------      -------------     -------------
                                                                                   %      NIS thousands     NIS thousands
                                                                       -------------      -------------     -------------
      Linked to US dollar                                                  Libor + 3%            50,700                --
      Linked to US dollar (1)                                                                     3,776             5,852

      (1)   Non-interest bearing loans linked to the US dollar were presented at their present value using a capitalization rate of 4.5% per annum.

      C.    REPAYMENT SCHEDULE:

                                                                    Consolidated
                                                                     and Company
                                                                   -------------
                                                                     December 31
                                                                            2006
                                                                   -------------
                                                                   NIS thousands
                                                                   -------------
      2007 - current maturities                                            1,792
      2008                                                                 7,170
      2009                                                                 6,415
      2010                                                                 6,570
      2011                                                                 7,119
      More than 5 years                                                   25,410
                                                                   -------------
                                                                          54,476
                                                                   =============

      D.    See Note 21 regarding liens.

                                                         Telrad Networks Limited

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 15 - LONG-TERM LIABILITIES (CONT'D)

      E.    FINANCIAL COVENANTS

      As  security  for  the  Company's   long-term   liabilities  to  financial
      institutions  in the  amount  of NIS  50,700  thousand,  the  Company  has undertaken  to comply with  financial  and other  covenants  that include, inter alia,  revenues  from rent higher  than an amount  specified  in the agreement and a minimum amount (as specified in the agreement) of revenues before  financing and  depreciation and less revenues and expenses related to real estate. Furthermore,  the Company has undertaken to not repay more than $ 500 thousand per year plus interest on account of the shareholders'
      loans,  unless the  controlling  shares of the Company are sold to a third party or are  registered  for  trading on the stock  exchange at the price specified  in the  agreement.  The  Company  has  also  undertaken  to not distribute  a  dividend.  Compliance  with  the  aforementioned  financial covenants will be examined as from June 30, 2007 on a semi-annual basis.

      If the Company does not comply with the financial  covenants,  the lenders will have the right to  request  the  immediate  repayment  of the  unpaid balance of the loans and to exercise  the  security  that was  provided in respect of the loan (see Note 21).

NOTE 16 - LIABILITIES TO AN INTERESTED PARTY

      A.    Composition:

                                                              Consolidated                            Company
                                       Interest     --------------------------------     -------------------------------
                                     rate as at                December 31                          December 31
                                    December 31     --------------------------------     -------------------------------
                                           2006              2006               2005              2006              2005
                                  -------------     -------------      -------------     -------------     -------------
                                              %     NIS thousands      NIS thousands     NIS thousands     NIS thousands
                                  -------------     -------------      -------------     -------------     -------------
      Dollar-linked loan
       from Telrad
       Holdings Ltd.,
       the parent
       company                        LIBOR + 2%           56,002             57,053            56,002            57,053

      Less - current
       maturities                                          (3,291)                --            (3,291)               --
                                                    -------------      -------------     -------------     -------------
                                                           52,711             57,053            52,711            57,053
                                                    =============      =============     =============     =============

      B.    In  November  2004,  the  parent  company  granted a loan of US$ 9.5 million to the Company. As part of the loan agreement, it was agreed that,  under certain  circumstances,  the loan would be reduced.  In
            2005, the loan was converted into a perpetual capital note.

                                                         Telrad Networks Limited

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 16 - LIABILITIES TO AN INTERESTED PARTY (CONT'D)

      C.    Repayment schedule

                                                                    Consolidated
                                                                     and Company
                                                                   -------------
                                                                     December 31
                                                                            2006
                                                                   -------------
                                                                   NIS thousands
                                                                   -------------
      2007 - Current maturities                                            3,291
      2008                                                                 4,544
      2009                                                                 2,272
      2010                                                                 2,272
      2011                                                                 2,272
      Over 5 years*                                                       41,351
                                                                   -------------
                                                                          56,002
                                                                   =============

      *     The loan will be fully repaid in 2029 or before then in the event of an  issuance  of  Company  shares on a stock  exchange,  the sale of shares, a merger with another  company,  or dividend  payments,  all under specific terms as stipulated in the agreement.

NOTE 17 - TAXES ON INCOME

      A.    LAW FOR THE ENCOURAGEMENT OF INDUSTRY (TAXES) - 1969

      The  Company is an  "Industrial  Company"  under the  Israeli  Law for the
      Encouragement of Industry (Taxes) - 1969, and as such is entitled to claim accelerated depreciation.  Under the aforementioned law, the Company files a consolidated income tax return with some of its subsidiaries.  According to the law,  tax losses  can be set off  between  companies  in respect of losses  incurred  commencing  in the first  year of the  consolidated  tax return,  subject to certain restrictions.  Losses accumulated in the years prior to the  consolidation  may only be set off against the income of the company which incurred the loss.

      B.    TAXATION UNDER INFLATIONARY CONDITIONS

      The Israeli Income Tax Law (Adjustments for Inflation) - 1985,  introduced the concept of  measurement  of results for tax purposes on a real (net of inflation)  basis. The various  adjustments  required by the aforesaid law are designed to achieve taxation of income on a real basis.  However,  the earnings  adjusted  according to the tax laws are not always  identical to the earnings reported according to the accounting  standards of the Israel
      Accounting  Standards  Board. As a result,  differences  arise between the reported  income in the financial  statements and the adjusted  income for tax purposes.

                                                         Telrad Networks Limited

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 17 - TAXES ON INCOME (CONT'D)

      C.    AMENDMENTS TO THE INCOME TAX ORDINANCE

      (1)   On June 29,  2004,  the  Israeli  parliament  passed The Law for the
            Amendment  of the  Income  Tax  Ordinance  (Amendment  No.  140  and
            temporary order) - 2004 (hereinafter - "Amendment  140").  Amendment
            140 stipulated a gradual  reduction in the corporate tax rate from a rate of 36% to 30% in the  following  manner:  in the 2004 tax year, the rate will be 35%, in 2005,  the rate will be 34%,  in 2006,  the rate  will be 32%,  and from 2007 and  thereafter,  the rate will be
            30%.

      (2)   On July  25,  2005 the  Israeli  parliament  passed  the Law for the
            Amendment of the Income Tax Ordinance (No. 147 and Temporary  Order)
            - 2005  (hereinafter - Amendment 147). The Amendment  provides for a gradual  reduction in the company tax rate in the following  manner:
            in 2006 the tax rate will be 31%,  in 2007 the tax rate will be 29%, in 2008 the tax rate  will be 27%,  in 2009 the tax rate will be 26%
            and from 2010 onward the tax rate will be 25%. Furthermore,  as from
            2010,  upon  reduction of the company tax rate to 25%,  real capital gains will be subject to tax of 25%.

      The above amendments have no effect on the Company's financial statements.

      D.    CARRYFORWARD TAX LOSSES AND DEDUCTIONS

      As at December  31, 2006,  the  carryforward  tax losses and  inflationary deduction  amount  to  NIS  908  million  in  the  consolidated  financial statements and to NIS 818 million in the Company financial statements. The carryforward losses and deductions are linked to the CPI.

      The  Company  does not  create a  deferred  tax  asset in  respect  of the aforementioned  losses,  due to the  uncertainty  of utilizing them in the foreseeable future.

      E.    COMPOSITION OF INCOME TAXES IN THE STATEMENT OF PROFIT AND LOSS

                                             Consolidated                                      Company
                            ---------------------------------------------   --------------------------------------------
                              December 31     December 31     December 31     December 31    December 31     December 31
                                     2006            2005            2004            2006           2005            2004
                            -------------   -------------   -------------   -------------  -------------   -------------
                            NIS thousands   NIS thousands   NIS thousands   NIS thousands  NIS thousands   NIS thousands
                            -------------   -------------   -------------   -------------  -------------   -------------
      Current taxes                  (645)         (1,087)         (1,460)           (610)        (1,078)         (1,444)
      Deferred taxes                   --              --         (66,133)             --             --         (66,133)
      Taxes in respect
       of prior years                 (43)          9,106          10,029             (58)         9,458          10,029
                            -------------   -------------   -------------   -------------  -------------   -------------
                                     (688)          8,019         (57,564)           (668)         8,380         (57,548)
                            =============   =============   =============   =============  =============   =============

                                                         Telrad Networks Limited

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 17 - TAXES ON INCOME (CONT'D)

      F.    THEORETICAL TAX

      Income tax expense  attributable to income from continuing  operations for the years ended December 31, 2005, 2006 and 2004 differed from the amounts computed by applying the statutory  income tax rates to pretax income from continuing operations as a result of the following:

                                                                                           Consolidated
                                                                       ---------------------------------------------------
                                                                                2006               2005               2004
                                                                       -------------      -------------      -------------
                                                                       NIS thousands      NIS thousands      NIS thousands
                                                                       -------------      -------------      -------------
      Loss before income tax                                                (137,400)           (75,150)           (81,894)
                                                                       =============      =============      =============
      Tax rate                                                                    31%                34%                35%
                                                                       -------------      -------------      -------------
      Theoretical tax benefit                                                 42,594             25,551             28,663
      (Tax increment) tax saving resulting from:
      Non-deductible expenses and exempt income, net                            (327)              (439)              (680)
      Differences in the definition of capital and non-
       monetary assets for tax purposes                                           --                257                391
      Losses for which deferred taxes were created
       in the past and not utilized                                               --                 --            (66,133)
      Losses for which deferred taxes were not created                       (42,302)           (25,378)           (28,390)
      Foreign tax withholding at source that cannot be
       deducted in Israel                                                       (610)            (1,078)            (1,444)
      Taxes in respect of prior years                                            (43)             9,106             10,029
                                                                       -------------      -------------      -------------
                                                                                (688)             8,019            (57,564)
                                                                       =============      =============      =============

      G.    TAX ASSESSMENTS

      The Company and a subsidiary  have received final tax  assessments for tax years through 2004,  inclusive.  Another subsidiary has a final assessment up to and including 2002. The rest of the  subsidiaries  have not received final assessments since commencement of operations. In accordance with the provisions of the Israeli Income Tax Ordinance,  the  assessments  for the tax years through 2002 inclusive are considered  final (subject to certain restrictions).

                                                         Telrad Networks Limited

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 18 - LIABILITIES FOR EMPLOYEE SEVERANCE BENEFITS, NET

      A.       COMPOSITION OF THE LIABILITIES PRESENTED IN THE BALANCE SHEET

                                                              Consolidated                           Company
                                                    -------------------------------      -------------------------------
                                                      December 31       December 31        December 31       December 31
                                                             2006              2005               2006              2005
                                                    -------------     -------------      -------------     -------------
                                                    NIS thousands     NIS thousands      NIS thousands     NIS thousands
                                                    -------------     -------------      -------------     -------------
      Severance pay, see B below                           50,412            26,856             50,412            26,663
      Provision for unutilized sick leave
      - see E below                                            --             1,281                 --             1,281
      Provision for early pension -
       see C below                                        113,156           115,925            113,156           115,925
      Less amounts funded - see D below                   (95,722)          (68,820)           (95,722)          (68,820)
                                                    -------------     -------------      -------------     -------------
      Total                                                67,846            75,242             67,846            75,049
                                                    =============     =============      =============     =============

      B.    SEVERANCE PAY

      The  liability of the Group  companies  for pension and  severance  pay to their  employees is covered mainly by regular  deposits in the name of the employee  into  recognized  pension funds and/or the purchase of insurance policies from an insurance  company.  The amounts  deposited are not under the control or management of the companies and, therefore, the amounts and their respective liabilities are not reflected in the balance sheet.

      The  liability for  severance  pay in the balance  sheet  represents  that portion  of the  liability  that  is  not  covered  by the  aforementioned deposits and/or insurance policies.

      The  liability  for  severance  pay is  computed  on the basis of the last salary and the duration of the employee's tenure at the company.

      C.    REORGANIZATION PROGRAM

      In 2006, the Board of Directors of the Company  approved a  reorganization
      program  which  includes  the  retirement  of  employees.   The  financial
      statements  include  the  reporting  of  expenses  for the  aforesaid,  in accordance with the agreements signed with the employees.

      Under  agreements  with certain  employees who retired from service before retirement age, the Company has undertaken to make pension  payments until they reach  retirement age and for up to a maximum period of 10 years. The entire  liability  for such  pensions is  included in the  accounts on the basis of the  present  value of future  pension  payments,  computed  at a discount rate of 4.68% per annum.

                                                         Telrad Networks Limited

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 18 - LIABILITIES FOR EMPLOYEE SEVERANCE BENEFITS, NET (CONT'D)

      D.    AMOUNTS FUNDED

      These  amounts  are  deposited  with   recognized   severance  pay  funds.
      Withdrawal  of the  amounts  funded  is  subject  to  compliance  with the provisions of the Israweli Severance Pay Law.

      E.    UNUTILIZED SICK LEAVE COMPENSATION

      Based on the provisions of labor contracts, provision has been made in the accounts for unutilized sick leave  compensation for some of the employees who have reached the age of 55. The provision was computed on the basis of the most  recent  salary  for 8 working  days in  respect  of each year of employment in which sick leave was not utilized.

NOTE 19 - CONTINGENT LIABILITIES, GUARANTEES AND COMMITMENTS

      A.    CONTINGENT LIABILITIES

      (1)   The  Company  and  its  subsidiaries   have  received  research  and
            development  grants from the State of Israel.  In the event that the companies  will,  in the  future,  have  sales  from  the  aforesaid research and development,  they will be required to pay royalties at the rate of 3%-4.5% on such sales. The total amount of the royalties payable is limited  to 100% of the  grants  received,  linked to the exchange  rate of the U.S.  dollar and bears  interest  at the LIBOR rate. The  contingent  liability as at December 31, 2006 amounts US$
            14,204 thousand.

      (2)   The Company  signed a  development  contract  with the Israel  Lands
            Administration  (hereinafter - the Administration) pursuant to which it undertook to develop certain land by January 1, 1997. The Company did not fulfill the terms of the  development  contract,  in that it did not meet the timetable for the  construction  work stipulated in the development contract (i.e. until January 1, 1997).

            According to the development contract, compliance with the timetable
            is  a  basic  and  fundamental   condition,   the  breach  of  which
            constitutes a fundamental breach of the contract and which gives the
            Administration  the right to cancel the development  contract and to demand that the Company vacate the land.  Upon returning the land to the  Administration,  the  Company  is  entitled  to a refund of all
            amounts   it  paid  to  the   Administration,   subject  to  certain
            deductions.

            As at the balance  sheet date,  the  Company  has not  received  any notification from the Administration in this regard.

                                                         Telrad Networks Limited

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 19 - CONTINGENT LIABILITIES, GUARANTEES AND COMMITMENTS (CONT'D)

      A.    CONTINGENT LIABILITIES (CONT'D)

      (3)   Legal claims

            (a)   In the years 2002 - 2006,  a number of claims  totaling NIS 10 million  were filed by former  employees  against the Company, the New Histradrut,  the Lod Ramle District  Workers  Council,
                  the  Monthly  Salaried  Workers  Committee  and the  Company's
                  Workers  Committee  in  which  they  contend  that  they  were unlawfully  dismissed.  In the opinion of Company  Management, based on its legal counsel,  the financial  statements include an adequate provision for these claims.

            (b)   In September  2004, a suit was filed  against Koor  Industries
                  Ltd. and another  five  defendants,  including  Bezeq - Israel
                  Communications Company Ltd. and the Company. At the same time, the  plaintiff  petitioned  to have the suit  declared a class action under the Law for  Restrictive  Trade  Practices - 1988
                  (hereinafter  - "the  Restrictive  Law") and under the Israeli
                  Civil  Law  Regulations.   In  the  statement  of  claim,  the
                  plaintiff  alleges  that the  defendants  violated the Israeli
                  Restrictive  Law through their actions in the previous  decade which, he alleges,  inflicted damage on Bezeq's customers.  In respect of these actions,  the plaintiff demanded an amount of
                  NIS 1.7 billion on behalf of the group he seeks to  represent.
                  In the  opinion  of  Company  Management,  based on its  legal counsel,  the chances of the plaintiff  succeeding in the suit and in the  class  action  are  not  probable.  Therefore,  no provision was made in the financial  statements.  In addition, the  Company  received  a letter of  indemnification  from its shareholders  in respect of any expenses the Company may incur in excess of $ 3 million.

            (c)   In 2005,  a claim was filed  against  three  companies  by the owners of an Israeli  patent  for  prepaid  telephone  systems
                  (hereinafter - the patent),  for their violation of the patent by using switching  equipment  manufactured by Telrad that was provided to them.  The  defendants  filed a third party notice against Nortel Israel Ltd. (hereinafter - Nortel) and added it as an  additional  defendant  in the claim.  According  to the
                  defendants'   arguments,   Nortel  Israel   received   through
                  assignment  from Telrad  Networks,  the  agreements  that were signed in the years 1996 and 1997,  between  Telrad and two of the defendants.  Therefore, it is responsible for compensating the defendants if the court rules that the switching equipment that had been  supplied to them under  agreements  signed with
                  Telrad violate the patent rights of the plaintiffs.  As at the date of signing the financial  statements the legal counsel of the Company  and its  management  are unable to  evaluate  the extent of the Company's potential liability, since data and/or documents  relating  to the  extent of the  violation  that is alleged to be the result of using  equipment  supplied  by the
                  Company have not yet been received. The partial information in the hands of  management  of the  Company  indicates  that the sales of the defendants that involve using the system that was supplied  by the Company are very small and that the extent of the exposure is very limited. The amount of the claim, for the purpose of the court fee, is NIS 10 million.

                                                         Telrad Networks Limited

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 19 - CONTINGENT LIABILITIES, GUARANTEES AND COMMITMENTS (CONT'D)

      B.    GUARANTEES

      (1)   The Company  signed a guarantee in favor of a major customer for the payment of any amount up to US$ 40 million,  which is payable or may be payable to the  customer  by the  Company  in  accordance  with a letter of  indemnification  which the  Company  had  signed for that customer,  regarding  the  assignment of its  agreements  with Bezeq
            Israel  Telecommunications  Company Ltd. The  guarantee is in effect until at least 2015.

      (2)   The Company signed a performance guarantee for a subsidiary in favor of a customer  of the  subsidiary  in the total  amount of US$ 4,000 thousand.

      C.    COMMITMENTS

      (1).  Under an agreement with its  shareholders,  the Company is obligated to pay an annual management fee at the rate of 1% of its sales.

      (2)   The  Company  has lease  agreements  regarding  motor  vehicles  and computers.

            a.    The projected future rental fees are as follows:

                                                                   Consolidated
                                                                    and Company
                                                                  -------------
                                                                    December 31
                                                                           2006
                                                                  -------------
                                                                  NIS thousands
                                                                  -------------
                  2007                                                    3,546
                  2008                                                    2,321
                  2009                                                    1,847
                  2010                                                       27
                                                                  -------------
                                                                          7,741
                                                                  =============

            b.    The projected rental fees are linked to the dollar.

                                                         Telrad Networks Limited

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 20 - SHAREHOLDERS' EQUITY

      A.    Share capital

      Composition (in nominal values)

                                                                                December 31, 2006 and 2005
                                                                             -------------------------------
                                                                                Authorized        Issued and
                                                                                                     paid-up
                                                                             -------------     -------------
                                                                             NIS thousands     NIS thousands
                                                                             -------------     -------------
      Ordinary shares of a par value of NIS 1 each                                 400,000           243,349
                                                                             =============     =============

      B.    In September  2004, a share  purchase  agreement was signed  between
            Telrad Holdings Ltd. and Koor Industries Ltd.  (shareholders  of the
            Company) on the one hand, and Fortissimo Capital Fund (hereinafter -
            `Fortissimo"),  whereby  Fortissimo  will purchase 39% of the issued and  paid-up  capital  of  the  Company.

            The first phase of the  transaction  took place in November 2004 and the second phase in June 2005.  Thus, in June 2005, the  acquisition of 39% of the issued and  paid-up  share  capital of the Company was completed.

            After  the  second   phase,   Fortissimo   was  granted  an  option,
            exercisable over a four year period following the first phase of the transaction,  to purchase additional shares of the Company and reach a shareholding percentage of 49% of the Company's issued and paid-up shares.

      C.    A  perpetual   capital  note  issued  to  Telrad  Holdings  Ltd.  is
            non-interest   bearing,   is  unlinked,   and  is  redeemable   upon
            liquidation of the Company.

      D.    On March 12, 2006 the Company's  Board of Directors  approved a plan for the  issuance of options to  employees  and  consultants  of the
            Company.  The plan  includes  the  issuance of  27,042,083  ordinary shares  of a par  value  of  NIS 1  each.  The  Company's  Board  of
            Directors was authorized to decide for every  allotment on the terms of the  allotment,  including the number of options  granted to each employee, the exercise price and the vesting terms. The options will be offered to the employees  under Section 102 of the Israeli Income
            Tax  Ordinance.  As at balance  sheet date the options  have not yet been granted to the employees or consultants.

NOTE 21 - LIENS

      A.    THE FOLLOWING BALANCE SHEET LIABILITIES ARE SECURED BY LIENS:

                                                                                Consolidated            Company
                                                                               -------------      -------------
                                                                                 December 31        December 31
                                                                                        2006               2006
                                                                               -------------      -------------
                                                                               NIS thousands      NIS thousands
                                                                               -------------      -------------
            Long-term liabilities                                                     50,700             50,700
            Bank guarantees and documentary credit                                     6,389              5,996
                                                                               -------------      -------------
                                                                                      57,089             56,696
                                                                               =============      =============

                                                         Telrad Networks Limited

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 21 - LIENS (CONT'D)

      B.    As  security  for  the  above  mentioned   liabilities  the  Company
            registered  a fixed lien and a first  degree  mortgage  unlimited in amount on its real estate,  the rent and  management  fees due to it from the  lessees  of the real  estate,  in the  present  and in the future,  and the rights of the Company to insurance benefits under a certain insurance policy.

      C.    As  security  for the  payment  of early  pensions  to a  number  of employees  in  accordance  with  the  re-organization  program,  the
            Company recorded a second-degree  floating lien on all its assets in favor of the employees' trustee.

      D.    The Company recorded two liens in favor of banks on deposits and the earnings from such deposits in the amount of NIS 2,500  thousand and
            $ 2,500 thousand.

NOTE 22 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

      The  Company  is exposed to credit,  interest  and  currency  risks in the ordinary course of its business.  The Company uses derivative  instruments in order to reduce the exposure to such risks.

      A.    CREDIT RISKS

      The revenues of the Company and the subsidiaries  derive mainly from sales to  customers  in the USA,  in other  countries  around  the  world and in
      Israel.  Management  of the Company  regularly  monitors  the debts of the customers.  The  financial  statements  include  specific  provisions  for doubtful debts that adequately reflect, in the opinion of management,  the loss inherent in debts the collection of which is doubtful (see Note 4 and
      Note 10).

      B.    INTEREST RISKS

      The Company has long-term loans bearing  interest of Libor+2% and Libor+3%
      (see Note 15) and therefore its financial results (financing expenses) are exposed to cash flow risks in respect of interest rate changes.

                                                         Telrad Networks Limited

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 22 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONT'D)

C.    LINKAGE TERMS OF MONETARY BALANCES

                                                                      Consolidated
                                 ----------------------------------------------------------------------------------------
                                     In U.S. $           In other          Linked to          Unlinked              Total
                                     or linked            foreign            the CPI
                                       thereto           currency
                                 -------------      -------------      -------------     -------------      -------------
                                 NIS thousands      NIS thousands      NIS thousands     NIS thousands      NIS thousands
                                 -------------      -------------      -------------     -------------      -------------
DECEMBER 31, 2006
ASSETS
Cash and cash equivalents               14,495                 55                 --             8,710             23,260
Trade and other receivables
 (not including current
 maturities)                            62,668                  1              6,266            23,395             92,330
Marketable securities                   29,091                 --                 --                --             29,091
Non-current trade
 receivables (including
 current maturities)                       251                 --                 --                --                251
                                 -------------      -------------      -------------     -------------      -------------
                                       106,505                 56              6,266            32,105            144,932
                                 =============      =============      =============     =============      =============
LIABILITIES
Trade and other payables                68,450                375             22,909            90,275            182,009
Long-term liabilities
 (including current
 maturities)                           110,478                 --             17,434            50,412            178,324
                                 -------------      -------------      -------------     -------------      -------------
                                       178,928                375             40,343           140,687            360,333
                                 =============      =============      =============     =============      =============
DECEMBER 31, 2005
ASSETS
Cash and cash equivalents               26,336                265                 --             8,002             34,603
Trade and other receivables
 (not including current
 maturities)                            78,191                 22             20,456            17,554            116,223
Marketable securities                    7,387                 --             25,168            26,988             59,543
Non-current trade
 receivables (including
 current maturities)                     1,367                 --                199                --              1,566
                                 -------------      -------------      -------------     -------------      -------------
                                       113,281                287             45,823            52,544            211,935
                                 =============      =============      =============     =============      =============
LIABILITIES
Bank credit                              2,762                 --                 --                --              2,762
Trade and other payables                78,385              2,307             24,944            97,617            203,253
Long-term liabilities
 (including current
 maturities)                            62,905                 --             47,105            28,137            138,147
                                 -------------      -------------      -------------     -------------      -------------
                                       144,052              2,307             72,049           125,754            344,162
                                 =============      =============      =============     =============      =============

                                                         Telrad Networks Limited

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 22 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONT'D)

C.    LINKAGE TERMS OF MONETARY BALANCES (CONT'D)

                                                                      Consolidated
                                 ----------------------------------------------------------------------------------------
                                     In U.S. $           In other          Linked to          Unlinked              Total
                                     or linked            foreign            the CPI
                                       thereto           currency
                                 -------------      -------------      -------------     -------------      -------------
                                 NIS thousands      NIS thousands      NIS thousands     NIS thousands      NIS thousands
                                 -------------      -------------      -------------     -------------      -------------
DECEMBER 31, 2006
ASSETS
Cash and cash equivalents               13,909                 21                 --             8,444             22,374
Trade and other receivables
 (not  including current
 maturities)                            62,668                 --              6,261            23,223             92,152
Marketable securities                   29,091                 --                 --                --             29,091
Loans to investee companies                 --                 --             90,905                --             90,905
Non-current trade
 receivables (including
 current maturities)                       251                 --                 --                --                251
                                 -------------      -------------      -------------     -------------      -------------
                                       105,919                 21             97,166            31,667            234,773
                                 =============      =============      =============     =============      =============
LIABILITIES
Trade and other payables                68,450                375             23,277            90,094            182,196
Long-term liabilities
 (including current
 maturities)                           110,478                 --             17,434            50,412            178,324
                                 -------------      -------------      -------------     -------------      -------------
                                       178,928                375             40,711           140,506            360,520
                                 =============      =============      =============     =============      =============
DECEMBER 31, 2005
ASSETS
Cash and cash equivalents               24,015                  5                 --             7,452             31,472
Trade and other receivables
 (not  including current
 maturities)                            72,369                 --             20,456            17,658            110,483
Marketable securities                    7,387                 --             25,168            26,988             59,543
Loans to investee companies             67,264                 --             31,018                45             98,327
Non-current trade
 receivables (including
 current maturities)                     1,367                 --                199                --              1,566
                                 -------------      -------------      -------------     -------------      -------------
                                       172,402                  5             76,841            52,143            301,391
                                 =============      =============      =============     =============      =============
LIABILITIES
Short-term credit                        2,762                 --                 --                --              2,762
Trade and other payables                77,967              2,235             24,550            95,731            200,483
Long-term liabilities
 (including current
 maturities)                            62,905                 --             47,105            27,944            137,954
                                 -------------      -------------      -------------     -------------      -------------
                                       143,634              2,235             71,655           123,675            341,199
                                 =============      =============      =============     =============      =============

                                                         Telrad Networks Limited

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 22 - FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONT'D)

      D.    FAIR VALUE

      The Company has financial  assets that include cash and cash  equivalents,
      long-term   receivables,   trade  and  other  receivables  and  derivative
      instruments,  and it has financial  liabilities  that include  credit from banks and commercial  payables.  The fair value of these financial  assets and liabilities is not materially different than their book value.

      See  Note  9  regarding  the  fair  value  of a  permanent  investment  in marketable securities.

NOTE 23 - REVENUES FROM SALES

                                            Consolidated                                      Company
                            ---------------------------------------------   --------------------------------------------
                                   For the year ended December 31                 For the year ended December 31
                            ---------------------------------------------   --------------------------------------------
                                     2006            2005            2004            2006           2005            2004
                            -------------   -------------   -------------   -------------  -------------   -------------
                                            NIS thousands                                  NIS thousands
                            ---------------------------------------------   --------------------------------------------
      Israel                       28,594          24,536          26,152          28,563         33,386          33,242
      Foreign                     291,028         360,943         368,605         291,028        334,864         348,236
                            -------------   -------------   -------------   -------------  -------------   -------------
                                  319,622         385,479         394,757         319,591        368,250         381,478
                            =============   =============   =============   =============  =============   =============

      Including sales
       to principal
       Customers:

      Company A                        33%             32%             --
                            =============   =============   =============
      Company B                        20%             34%             62%
                            =============   =============   =============
      Company C                        14%             12%             --
                            =============   =============   =============

                                                         Telrad Networks Limited

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 24 - COST OF SALES

                                             Consolidated                                      Company
                            ---------------------------------------------   --------------------------------------------
                                   For the year ended December 31                 For the year ended December 31
                            ---------------------------------------------   --------------------------------------------
                                     2006            2005            2004            2006           2005            2004
                            -------------   -------------   -------------   -------------  -------------   -------------
                                            NIS thousands                                  NIS thousands
                            ---------------------------------------------   --------------------------------------------

      Materials                   125,137         187,046         176,730         125,705        186,463         176,667
      Labor, including
       related expenses            68,032          72,531         101,473          68,032         71,238         100,090
      Subcontractors                7,765           9,023          12,086           7,765          8,968          11,996
      Other production
       costs                       20,911          23,626          33,835          20,911         23,594          33,153
      Depreciation                 16,336          19,080          23,615          16,336         19,074          23,391
                            -------------   -------------   -------------   -------------  -------------   -------------
                                  238,181         311,306         347,739         238,749        309,337         345,297

      Add - decrease in
       inventory of
       work in process             18,250           3,411           8,892          18,250          3,411           7,962
                            -------------   -------------   -------------   -------------  -------------   -------------
                                  256,431         314,717         356,631         256,999        312,748         353,259
      Add decrease
       (less increase) in
       inventory of
       finished goods              15,361         (15,442)        (14,775)         14,805        (15,275)        (11,636)
                            -------------   -------------   -------------   -------------  -------------   -------------
                                  271,792         299,275         341,856         271,804        297,473         341,623
                            =============   =============   =============   =============  =============   =============

      Purchases from principal suppliers:

      Company A                        27%             24%             36%
                            =============   =============   =============
      Company B                        --              12%             11%
                            =============   =============   =============

                                                         Telrad Networks Limited

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 25 - RESEARCH AND DEVELOPMENT EXPENSES, NET

                                             Consolidated                                      Company
                            ---------------------------------------------   --------------------------------------------
                                   For the year ended December 31                 For the year ended December 31
                            ---------------------------------------------   --------------------------------------------
                                     2006            2005            2004            2006           2005            2004
                            -------------   -------------   -------------   -------------  -------------   -------------
                                            NIS thousands                                  NIS thousands
                            ---------------------------------------------   --------------------------------------------
      Materials                     1,578           4,608             472           1,572          4,531             470
      Wages, salaries
       and related
       expenses                    27,626          35,531          23,986          27,726         32,434          19,924
      Depreciation                  2,133           1,994           1,322           2,098          1,740             878
      Other expenses               10,182          12,790           7,066          10,360          8,021           4,496
      Royalties to the
       Office of the
       Chief Scientist              3,239           4,070           4,157           3,239          3,102           3,563
                            -------------   -------------   -------------   -------------  -------------   -------------
                                   44,758          58,993          37,003          44,995         49,828          29,331
      Less - participation
       of the State in
       research and
       development                 (2,808)         (4,576)         (3,187)         (1,886)        (3,218)         (2,475)
                            -------------   -------------   -------------   -------------  -------------   -------------
                                   41,950          54,417          33,816          43,109         46,610          26,856
                            =============   =============   =============   =============  =============   =============

NOTE 26 - SELLING AND MARKETING EXPENSES

                                             Consolidated                                      Company
                            ---------------------------------------------   --------------------------------------------
                                   For the year ended December 31                 For the year ended December 31
                            ---------------------------------------------   --------------------------------------------
                                     2006            2005            2004            2006           2005            2004
                            -------------   -------------   -------------   -------------  -------------   -------------
                                            NIS thousands                                  NIS thousands
                            ---------------------------------------------   --------------------------------------------
      Wages, salaries
       and related
       expenses                    11,230           9,016           7,933          11,230          8,519           5,957
      Commissions                   8,639          13,222          13,303           8,639         12,939          12,990
      Advertising                      89             135             131              89             57             114
      Delivery expenses             4,551           5,092           5,856           4,551          5,053           5,828
      Depreciation                    122             144             448             122            144             394
      Other expenses                7,777           5,632           4,602           7,777          4,032           3,530
                            -------------   -------------   -------------   -------------  -------------   -------------
                                   32,408          33,241          32,273          32,408         30,744          28,813
                            =============   =============   =============   =============  =============   =============

                                                         Telrad Networks Limited

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 27 - GENERAL AND ADMINISTRATIVE EXPENSES

                                             Consolidated                                      Company
                            ---------------------------------------------   --------------------------------------------
                                   For the year ended December 31                 For the year ended December 31
                            ---------------------------------------------   --------------------------------------------
                                     2006            2005            2004            2006           2005            2004
                            -------------   -------------   -------------   -------------  -------------   -------------
                                            NIS thousands                                  NIS thousands
                            ---------------------------------------------   --------------------------------------------
      Wages, salaries
       and related
       expenses                    12,919          10,454          16,115          12,826          9,692          15,502
      Administrative
       services and
       management
       fees                         3,588           5,773           4,938           3,588          5,507           4,725
      Doubtful and bad
       debts                       10,474              52             642          10,466             40             642
      Depreciation                    560             971           2,788             560            968           2,731
      Consultants' fees             3,742           5,407           5,724           3,654          5,261           5,520
      Other expenses                6,011           5,856           9,194           5,886          5,667           9,061
                            -------------   -------------   -------------   -------------  -------------   -------------
                                   37,294          28,513          39,401          36,980         27,135          38,181
                            =============   =============   =============   =============  =============   =============

                                                         Telrad Networks Limited

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 28 - FINANCING (EXPENSES) INCOME, NET

                                             Consolidated                                      Company
                            ---------------------------------------------   --------------------------------------------
                                   For the year ended December 31                 For the year ended December 31
                            ---------------------------------------------   --------------------------------------------
                                     2006            2005            2004            2006           2005            2004
                            -------------   -------------   -------------   -------------  -------------   -------------
                                            NIS thousands                                  NIS thousands
                            ---------------------------------------------   --------------------------------------------
      EXPENSES
      With respect to
       long-term                    4,253           4,245             545           4,253          3,511             545
      liabilities
      With respect to
       short-term credit
       and bank charges               656           1,303           2,745             643          1,298           2,693
      Exchange rate
       differentials, net              --           1,194              --              --             --              --
      Other, net                    3,677           1,890             872           3,666          1,821             460
                            -------------   -------------   -------------   -------------  -------------   -------------
                                    8,586           8,632           4,162           8,562          6,630           3,698
                            -------------   -------------   -------------   -------------  -------------   -------------
      INCOME
      With respect to
       long-term loans
       and receivables                 58           2,441          (1,541)             22          2,441           1,462
      Interest from
      short-term deposits             833           1,122             639             824          1,073             639
      Gain on
       marketable
       securities and
       futures
       transactions                 1,459           5,695           2,205           1,459          5,568           2,205
      Exchange rate
       differentials, net           5,274              --           4,529           6,050          2,920           2,298
      Interest from
       Income Tax                      11           5,553              --               6          5,553              --
      Other, net                       46             107              --               6            107              --
                            -------------   -------------   -------------   -------------  -------------   -------------
                                    7,681          14,918           5,832           8,367         17,662           6,604
                            -------------   -------------   -------------   -------------  -------------   -------------
      Financing
       (expenses)
       income, net                   (905)          6,286           1,670            (195)        11,032           2,906
                            =============   =============   =============   =============  =============   =============

                                                         Telrad Networks Limited

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 29 - OTHER EXPENSES, NET

                                             Consolidated                                      Company
                            ---------------------------------------------   --------------------------------------------
                                   For the year ended December 31                 For the year ended December 31
                            ---------------------------------------------   --------------------------------------------
                                     2006            2005            2004            2006           2005            2004
                            -------------   -------------   -------------   -------------  -------------   -------------
                                            NIS thousands                                  NIS thousands
                            ---------------------------------------------   --------------------------------------------
      Capital (loss) gain
       on sale of fixed
       and other assets           (13,956)            131           4,293         (13,956)           909          (1,444)
      (Loss) gain on
       sale and
       impairment in
       value of
       investments
       in investee
       companies                       --          (4,389)            (47)            (63)           108             (47)
      Expenses of
       reorganization             (55,300)        (48,462)        (29,242)        (55,300)       (48,462)        (29,242)
      Other (expenses)
       income, net                 (3,417)          1,251          (5,979)         (3,304)           725          (6,436)
                            -------------   -------------   -------------   -------------  -------------   -------------
                                  (72,673)        (51,469)        (30,975)        (72,623)       (46,720)        (37,169)
                            =============   =============   =============   =============  =============   =============

NOTE 30 - DISCONTINUED OPERATION

      In November  2005, the Company's  Board of Directors  resolved to sell the subsidiary Telrad Connegy Communication Inc. or its assets or to liquidate it as from December 31, 2005.

      Connegy  engages  in  the  development,  manufacturing  and  sale  of  PBX telephone switches to small and medium sized companies.

      In  February  2006,  the  Company  sold the  holdings  of  Telrad  Connegy
      Communication Inc. in the companies Telrad Connegy Inc. and Telrad Connegy
      Ltd. to a third party.

      The sale was effected at the price of US$ 1. Additionally,  loans that the
      Company had given to  companies  in the Connegy  Group  totaling  US$ 11.4 million were converted into perpetual  capital notes,  and additional debt of US$ 2.5 million became a long-term  loan that will be repaid  beginning from March 2008. In respect of these amounts,  net of accrued losses,  the
      Company  recorded a full  provision  in 2005 that is  included in the loss from discontinued operation.

      Moreover,   the  Company  is  entitled  to  "Non  Voting  Profit   Shares"
      constituting  10% of the issued and outstanding  share capital,  beginning from the date of sale,  as well as options,  free of charge,  for ordinary shares  at a rate  of 20% to 25%  of  the  share  capital,  under  certain conditions, namely a percentage of future earnings.

      The Company's  management  estimates that the sold company is not expected to show earnings in the future. Therefore, the prospects for realizing the right for earnings and exercising the options are remote.

                                                         Telrad Networks Limited

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 30 - DISCONTINUED OPERATION (CONT'D)

      Below are  details  on the  assets  and  liabilities  of the  discontinued
      operation:

                                                                                          December 31         December 31
                                                                                                 2006                2005
                                                                                       --------------      --------------
                                                                                       NIS  thousands      NIS  thousands
                                                                                       --------------      --------------
      ASSETS ATTRIBUTED TO THE DISCONTINUED OPERATION:
      Inventory                                                                                 1,277               7,748
                                                                                       ==============      ==============
      LIABILITIES ATTRIBUTED TO THE DISCONTINUED OPERATION:
      Other payables and credit balances                                                        1,056               2,594
                                                                                       ==============      ==============

      Below are details on the  results of the  discontinued  operation  for the years ended December 31:

                                                                                2006               2005              2004
                                                                      --------------     --------------    --------------
                                                                      NIS  thousands     NIS  thousands    NIS  thousands
                                                                      --------------     --------------    --------------
      Sales                                                                   14,755             82,375            98,121
      Cost of sales                                                           13,417             69,186            65,899
                                                                      --------------     --------------    --------------
      GROSS PROFIT                                                             1,338             13,189            32,222
      Research and development expenses                                           --             16,268            15,427
      Selling and marketing expenses                                              --             20,401            19,804
      General and administrative expenses                                         --              9,890            12,525
                                                                      --------------     --------------    --------------
      OPERATING PROFIT (LOSS)                                                  1,338            (33,370)          (15,534)
      Financing income (expenses)                                                 --                246              (591)
      Other (expenses) income                                                     --            (24,813)            1,577
                                                                      --------------     --------------    --------------
      LOSS BEFORE INCOME TAXES                                                 1,338            (57,937)          (14,548)
      Income taxes                                                                --                125                (4)
      Minority interest in loss                                                   --                 --             2,022
                                                                      --------------     --------------    --------------
      EARNINGS (LOSS) FOR THE YEAR                                             1,338            (57,812)          (12,530)
                                                                      ==============     ==============    ==============

                                                         Telrad Networks Limited

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 31 - RELATED AND INTERESTED PARTIES

      A.    BALANCES WITH RELATED AND INTERESTED PARTIES

                                                                     Annual interest                Consolidated
                                                                          rate as at     --------------------------------
                                                                         December 31        December 31       December 31
                                                                                2006               2006              2005
                                                                      --------------     --------------    --------------
                                                                                   %     NIS  thousands    NIS  thousands
                                                                      --------------     --------------    --------------
      ASSETS
      Trade receivables                                                                              --             2,316
      Other receivables                                                                           5,162             1,447
                                                                                         --------------    --------------
                                                                                                  5,162             3,763
                                                                                         ==============    ==============
      LIABILITIES
      Trade payables                                                                                236                26
      Other payables                                                                                969             1,666
      Long-term loan linked to the dollar                                  Libor + 2%            56,002            57,053
                                                                                         --------------    --------------
                                                                                                 57,207            58,745
                                                                                         ==============    ==============
      See Note 16C regarding repayment dates of long-term loan.

                                                                                         Consolidated
                                                                      ---------------------------------------------------
                                                                                 For the year ended December 31
                                                                      ---------------------------------------------------
                                                                                2006               2005              2004
                                                                      --------------     --------------    --------------
                                                                      NIS  thousands     NIS  thousands    NIS  thousands
                                                                      --------------     --------------    --------------
      Revenues from sales                                                         --              1,513             1,397
      Revenues from rent                                                       3,283                642               766
      Purchases of materials                                                     131                184               124
      Management fees                                                          3,588              5,773             4,938
      General, administrative and other expenses                               1,937              6,342               209
      Participation of related parties in general and
       administrative expenses                                                   294                758               681
      Directors' remuneration                                                    219                224                74
      Financing income (expenses)                                              1,051             (7,132)            2,230
      Proceeds from sale of fixed assets                                       2,966                 --                --
      Capital loss on sale of fixed assets                                    16,533                 --                --
      Salaries and social benefits to related party
       employed by the Company                                                 2,073                622             6,171

      All the transactions  with related and interested  parties are effected at ordinary market terms.

                                                         Telrad Networks Limited

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 32 - MATERIAL  DIFFERENCES  BETWEEN ISRAELI AND US GAAP AND THEIR EFFECT ON
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

      1.    FUNCTIONAL CURRENCY

      In  accordance  with Israeli  GAAP,  which are based on the  guidelines of
      Opinion 36 of the Institute of Certified Public Accountants in Israel, the
      Company maintains and measures the accounting books in NIS.

      In  accordance  with US GAAP,  which are based on  Statement  of Financial
      Accounting  Standards  ("SFAS") No. 52, a company is required to determine its  functional  currency  and measure its  accounting  books based on the functional currency determined.  The functional currency of the Company is the US dollar. Accordingly, for US GAAP purposes, the Company's accounting books were remeasured based on the US dollar.

      The Company has  presented  the US GAAP  reconciliation  note in NIS since that is the reporting  currency of its primary financial  statements.  The financial  statements  prepared in accordance with US GAAP were translated from dollars into NIS (the reporting currency) as follows:

      (a)   Monetary and  non-monetary  assets and  liabilities  were translated according to the closing exchange rate.
      (b)   Income  and  expense  items  were  translated  according  to average exchange rates.
      (c)   All the resulting  exchange rate  differences  were  classified as a separate item of shareholders' equity.

      2.    LIABILITIES FOR EMPLOYEE SEVERANCE BENEFITS

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

      3.    MARKETABLE SECURITIES

      In accordance with Israeli GAAP:
      Marketable  securities which constitute a short-term investment are stated
      at market  value.  Changes to the market  value are recorded as profits or losses.

      Marketable  securities which constitute a permanent  investment are stated
      at cost,  except where market value is lower,  and the decline in value is not considered to be temporary.

      In  accordance  with US GAAP:
      FAS  No.  115  differentiates   between  three  categories  of  marketable
      securities:   trading  securities,   available  for  sale  securities  and
      held-to-maturity securities.

                                                         Telrad Networks Limited

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 32 - MATERIAL  DIFFERENCES  BETWEEN ISRAELI AND US GAAP AND THEIR EFFECT ON
           THE FINANCIAL STATEMENTS (CONT'D)

      A.    DIFFERENCES BETWEEN ISRAELI GAAP AND US GAAP (CONT'D)

      3.    MARKETABLE SECURITIES (CONT'D)

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

      The  marketable  securities  held by the  Company  are  available-for-sale securities.

      4.    IMPAIRMENT OF ASSETS

      In 2002,  a  subsidiary  of the Company was merged with  another  company.
      According to Israeli GAAP, this  transaction was treated as an Exchange of
      Similar  Assets and  therefore  the  transaction  was recorded at carrying amount and neither a profit nor loss was recorded.

      According to US GAAP, the Company's  subsidiary  recorded the  transaction based on fair  value  and  accounted  it for  based on SFAS No.  141 which resulted in the recognition of intangible assets.  Therefore, in 2002, the
      Company recorded a gain from the transaction.

      In 2005, the Company impaired the assets of this subsidiary (see Note 30).
      For US GAAP purposes,  the basis for the said  impairment was greater than as in Israeli GAAP due to the said  intangible  assets  recorded  under US
      GAAP and not under Israeli GAAP.

      5.    STATEMENTS OF CASH FLOWS

      Translation differences in respect of cash and cash equivalents

      In accordance with Israeli GAAP:
      The statements shall report separately the effect of exchange rate changes on cash and cash equivalents balances held in foreign currencies,  only in
      "autonomous foreign entities".

      In accordance with US GAAP:
      The  statements  shall  report the effect of exchange  rate changes on all cash and cash equivalents balances held in foreign currencies.

                                                         Telrad Networks Limited

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 32 - MATERIAL  DIFFERENCES  BETWEEN ISRAELI AND US GAAP AND THEIR EFFECT ON
           THE FINANCIAL STATEMENTS (CONT'D)

      B.    THE EFFECT OF THE  DIFFERENCES  BETWEEN  ISRAELI  AND US GAAP ON THE
            FINANCIAL STATEMENT

      1.    Balance Sheets

                                                                             Consolidated
                             -------------------------------------------------------------------------------------------------------
                                                      2006                                              2005
                             ---------------------------------------------------  --------------------------------------------------
                                 Israeli GAAP         US GAAP            US GAAP      Israeli GAAP        US GAAP            US GAAP
                                                  Adjustments                                         Adjustments
                             ----------------   -------------  -----------------  ----------------  -------------  -----------------
                             NIS thousands(*)   NIS thousands  NIS thousands(**)  NIS thousands(*)  NIS thousands  NIS thousands(**)
                             ----------------   -------------  -----------------  ----------------  -------------  -----------------
      CURRENT ASSETS
      Cash and cash
       equivalents                     23,260              --             23,260            34,603             --             34,603
      Trade receivables                68,179              --             68,179            82,853             --             82,853
      Other receivables
       and debit balances              25,279             313             25,592            36,201            599             36,800
      Inventory                        60,878            (300)            60,578           103,611           (245)           103,366
      Marketable securities            29,091              --             29,091            59,543             --             59,543
                             ----------------   -------------  -----------------  ----------------  -------------  -----------------
      Total current assets            206,687              13            206,700           316,811            354            317,165
                             ----------------   -------------  -----------------  ----------------  -------------  -----------------
      INVESTMENTS AND
       LONG-TERM RECEIVABLES
      Investment in
       marketable securities
       Note 32A(3)                        655             151                806             1,334            787              2,121
      Non-current trade
       receivables                         --              --                 --               275             --                275
      Amounts funded for
      employee severance
       benefits Note 32A(2)                --          95,722             95,722                --         68,820             68,820
                             ----------------   -------------  -----------------  ----------------  -------------  -----------------
      Total investments and
       long-term receivables              655          95,873             96,528             1,609         69,607             71,216
                             ----------------   -------------  -----------------  ----------------  -------------  -----------------
      FIXED ASSETS                    112,140          (6,257)           105,883           147,813          5,343            153,156
                             ----------------   -------------  -----------------  ----------------  -------------  -----------------
      ASSETS ATTRIBUTED TO
       DISCONTINUED OPERATION           1,277              --              1,277             7,748             (6)             7,742
                             ----------------   -------------  -----------------  ----------------  -------------  -----------------
                                      320,759          89,629            410,388           473,981         75,298            549,279
                             ================   =============  =================  ================  =============  =================

      (*)   NIS in reported amount.
      (**)  US dollar translated to NIS as described in Note 32A.

                                                         Telrad Networks Limited

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 32 - MATERIAL  DIFFERENCES  BETWEEN ISRAELI AND US GAAP AND THEIR EFFECT ON
           THE FINANCIAL STATEMENTS (CONT'D)

      B.    THE EFFECT OF THE  DIFFERENCES  BETWEEN  ISRAELI  AND US GAAP ON THE
            FINANCIAL STATEMENT (CONT'D)

      1.    Balance Sheets (cont'd)

                                                                             Consolidated
                             -------------------------------------------------------------------------------------------------------
                                                      2006                                              2005
                             ---------------------------------------------------  --------------------------------------------------
                                 Israeli GAAP         US GAAP            US GAAP      Israeli GAAP        US GAAP            US GAAP
                                                  Adjustments                                         Adjustments
                             ----------------   -------------  -----------------  ----------------  -------------  -----------------
                             NIS thousands(*)   NIS thousands  NIS thousands(**)  NIS thousands(*)  NIS thousands  NIS thousands(**)
                             ----------------   -------------  -----------------  ----------------  -------------  -----------------
      CURRENT LIABILITIES
      Credit from banks
       and others                       3,291              --              3,291             2,762             --              2,762
      Trade payables                   81,461              --             81,461           118,119             --            118,119
      Other payables and
       credit balances                102,340              --            102,340            86,957             --             86,957
      Advances from
       customers                        1,610            (519)             1,091            32,715           (666)            32,049
                             ----------------   -------------  -----------------  ----------------  -------------  -----------------
      Total current assets            188,702            (519)           188,183           240,553           (666)           239,887
                             ----------------   -------------  -----------------  ----------------  -------------  -----------------
      LONG-TERM LIABILITIES
      Liabilities to financial
       institutions                    50,700              --             50,700                --             --                 --
      Other long-term
       liabilities                      1,984              --              1,984             4,029             --              4,029
      Liabilities to
       interested party                52,711              --             52,711            57,053             --             57,053
      Liability for employee
       severance benefits, net
       (Note 32A(2)                    67,846          95,722            163,568            75,242         68,820            144,062
                             ----------------   -------------  -----------------  ----------------  -------------  -----------------
      Total long-term
       liabilities                    173,241          95,722            268,963           136,324         68,820            205,144
                             ----------------   -------------  -----------------  ----------------  -------------  -----------------
      LIABILITIES ATTRIBUTED
       TO DISCONTINUED
       OPERATION                        1,056              --              1,056             2,594             --              2,594
                             ----------------   -------------  -----------------  ----------------  -------------  -----------------
      MINORITY INTEREST                   949             155              1,104             1,682            785              2,467
                             ----------------   -------------  -----------------  ----------------  -------------  -----------------
      SHAREHOLDERS' EQUITY
       (DEFICIENCY)                   (43,189)         (5,729)           (48,918)           92,828          6,359             99,187
                             ----------------   -------------  -----------------  ----------------  -------------  -----------------
                                      320,759          89,629            410,388           473,981         75,298            549,279
                             ================   =============  =================  ================  =============  =================

      (*)   NIS in reported amount.
      (**)  US dollar translated to NIS as described in Note 32A.

                                                         Telrad Networks Limited

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 32 - MATERIAL  DIFFERENCES  BETWEEN ISRAELI AND US GAAP AND THEIR EFFECT ON
           THE FINANCIAL STATEMENTS (CONT'D)

      B.    THE EFFECT OF THE  DIFFERENCES  BETWEEN  ISRAELI  AND US GAAP ON THE
            FINANCIAL STATEMENT (CONT'D)

      2.    Statements of Profit and Loss for the year ended December 31

                                                                                                  2006              2005
                                                                                        --------------    --------------
                                                                                        NIS  thousands    NIS  thousands
                                                                                        --------------    --------------
      Loss for the year according to Israeli GAAP(*)                                          (136,017)         (120,646)
      Functional currency adjustment - Note 32A(1)                                             (11,453)            4,220
      Gain from marketable securities - Note 32A(3)                                              1,883               114
      Impairment of asset - Note 32A(4)                                                             --            (8,366)
                                                                                        --------------    --------------
      Loss for the year according to US GAAP(**)                                              (145,587)         (124,678)
                                                                                        ==============    ==============

      Loss from continuing operations according to US GAAP                                    (147,016)          (59,351)
                                                                                        ==============    ==============
      Net earnings (loss) from discontinued operations according to
       US GAAP                                                                                   1,429           (65,327)
                                                                                        ==============    ==============
      3.       Cash flows for the year ended December 31

                                                                                                  2006              2005
                                                                                        --------------    --------------
                                                                                        NIS  thousands    NIS  thousands
                                                                                        --------------    --------------
      NET CASH FLOWS FROM OPERATING ACTIVITIES
      Israeli GAAP                                                                             (81,408)          (18,193)
      Adjustments (1)                                                                             (748)              589
                                                                                        --------------    --------------
      US GAAP                                                                                  (82,156)          (17,604)
                                                                                        --------------    --------------
      NET CASH FLOWS FROM INVESTING ACTIVITIES
      Israeli GAAP and US GAAP                                                                  24,876             3,863
                                                                                        --------------    --------------
      NET CASH FLOWS FROM FINANCING ACTIVITIES
      Israeli and US GAAP                                                                       45,189           (19,715)
                                                                                        --------------    --------------
      TRANSLATION DIFFERENCES IN RESPECT OF CASH AND CASH EQUIVALENTS
      Israeli GAAP                                                                                  --                --
      Adjustments (1)                                                                              748              (589)
                                                                                        --------------    --------------
      US GAAP                                                                                      748              (589)
                                                                                        --------------    --------------
      DECREASE IN CASH AND CASH EQUIVALENTS IN CONTINUING AND
      DISCONTINUED OPERATIONS
      Israeli and US GAAP                                                                      (11,343)          (34,045)
      Cash and cash equivalents at beginning of year in continuing and discontinued
       operations                                                                               34,603            68,648
                                                                                        --------------    --------------
      Cash and cash equivalents at end of year in continuing operations                         23,260            34,603
                                                                                        ==============    ==============
      Cash and cash equivalents in discontinued operations                                          --                --
                                                                                        ==============    ==============

      (*)   NIS in reported amount.
      (**)  US dollar translated to NIS as described in Note 32A.
      (1)   See Note 32A(5)

                                                         Telrad Networks Limited

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 32 - MATERIAL  DIFFERENCES  BETWEEN ISRAELI AND US GAAP AND THEIR EFFECT ON
           THE FINANCIAL STATEMENTS (CONT'D)

      B.    THE EFFECT OF THE  DIFFERENCES  BETWEEN  ISRAELI  AND US GAAP ON THE
            FINANCIAL STATEMENT (CONT'D)

      4.    Comprehensive income (loss)

            Comprehensive  income  (loss)  consists  of the  change  during  the current period in the Company's  shareholders'  equity that does not derive from  shareholders'  investments or from the  distribution of earnings to shareholders.

            Comprehensive income (loss) includes two components - net income and other  comprehensive  income. Net income is the income stated in the income  statement  while other  comprehensive  income  includes  the amounts that are recorded directly in shareholders'  equity and that
            are  not  derived  from  transactions  with  shareholders   recorded
            directly in shareholders' equity.

                                                                                               Year ended December 31
                                                                                     --------------------------------
                                                                                               2006              2005
                                                                                     --------------    --------------
                                                                                     NIS  thousands    NIS  thousands
                                                                                     --------------    --------------
            Net loss - US GAAP                                                             (145,587)         (124,678)
            Functional currency translation adjustments                                        (635)           10,702
            Unrealized loss from available-for-sale securities                                  (43)               --
            Realized gain from available-for-sale securities                                 (1,840)             (144)
                                                                                     --------------    --------------
            Net comprehensive loss - US GAAP                                               (148,105)         (114,120)
                                                                                     ==============    ==============

                                                         Telrad Networks Limited
ANNEX

LIST OF INVESTEE COMPANIES AS AT DECEMBER 31, 2006
--------------------------------------------------------------------------------

                                                Percentage held of share capital
                                               ---------------------------------
                                                Voting shares             Shares
                                                                      conferring
                                                                       rights to
                                                                  participate in
                                                                      in profits
                                               --------------     --------------
                                                            %                  %
                                               --------------     --------------
1.   SUBSIDIARIES:

TELRAD CONNEGY COMMUNICATIONS INC.*                        52                 52

TELRAD UKRAINE LLC                                        100                100

BE CONNECTED LTD.*                                      89.28              89.28

TELRAD MEDIAGATE LTD.*                                    100                100

COMMATCH LTD.*                                            100                100

TELRAD ROMANIA S.R.L.*                                    100                100

*     Inactive company

